Form 20-F
period 2002-12-31
SYNGENTA AG
filed 2003-04-14
CIK 1123661

As filed with the Securities and Exchange Commission on April 14, 2003

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F


       |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2002
                                       OR
          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 1-15152

                            ------------------------

                                  SYNGENTA AG
             (Exact name of Registrant as specified in its charter)


                                  SWITZERLAND
                (Jurisdiction of incorporation or organization)


                 Schwarzwaldallee 215, 4058 Basel, Switzerland
                    (Address of principal executive offices)

                            ------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
            Title of each class:                     on which registered:

American Depositary Shares, each representing
 one-fifth of a common share of Syngenta AG,
          nominal value CHF 10 each                 New York Stock Exchange


             Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

                            ------------------------

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
              112,564,584 Common shares, nominal value CHF 10 each

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
        Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               |X| Yes     |_| No

      Indicate by check mark which financial statement item the registrant has elected to follow:

                           |_| Item 17     |X| Item 18

===============================================================================

                                  Introduction


Nature of Operations

     Syngenta AG ("Syngenta", the "Company", "we" or "us") is a world leading crop protection and seeds business that is involved in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality. Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG ("Novartis") and AstraZeneca PLC ("AstraZeneca") through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the "Transactions").

     The Transactions were completed on November 13, 2000 (the "Transaction Date"). In this annual report, for periods prior to November 13, 2000, we refer to the businesses contributed to Syngenta by Novartis as the "Novartis agribusiness" and we refer to the businesses contributed to Syngenta by AstraZeneca as the "Zeneca agrochemicals business".

                Presentation of Financial and Other Information

     We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to U.S. Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 of the consolidated financial statements.

     For accounting and financial purposes, the Transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

     The consolidated financial statements are presented in United States dollars, as this is the major currency in which revenues are denominated.

     As used in this annual report, "U.S. dollar", or "US$" means the currency of the United States. "Swiss franc" or "CHF" means the currency of Switzerland, "British pounds sterling", "British pence", "GBP" and "GB pence" means the currency of the United Kingdom; and "euro" or "(euro)" means the euro, the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended by the Treaty of the European Union. "EU" refers to the European Union; "NAFTA" refers to the countries party to the North American Free Trade Agreement (Canada, Mexico and the United States); and "AME" refers to Africa and the Middle East.

     Certain terms mentioned in this annual report are registered in certain jurisdictions as our trademarks.

                           Forward-Looking Statements

     The statements contained in this annual report that are not historical facts, including, without limitation, statements regarding management's expectations, targets or intentions, including for sales, earnings, earnings per share and synergies, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are based on the current expectations and estimates of Syngenta's management. Investors are cautioned that such forward-looking statements involve risks and uncertainties, and that actual results may differ materially.

     We identify the forward-looking statements in this annual report by using the words "will" or "would", or "anticipates", "believes", "expects", "intends" or similar expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

o the complexity of realizing the anticipated synergies following the integration of Novartis agribusiness and Zeneca agrochemicals;

o the risk that research and development will not yield new products that achieve commercial success;

o the risks associated with increasing competition in the industry, especially during downturns in commodity crop prices;

o the risk that we will not be able to obtain or maintain the necessary regulatory approvals for our business;

o the risks associated with potential changes in policies of governments and international organizations;

o the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

o the risk that important patents and other intellectual property rights may be challenged;

o    the risk of substantial product liability claims;

o the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

o the risk that our crop protection business may be adversely affected by increased use of products derived from biotechnology;

o    the risks associated with seasonal and weather uncertainties;

o the risk that customers will be unable to pay their debts to us due to local economic conditions;

o the risks associated with exposure to fluctuations in exchange rates for foreign currencies;

o    the risks associated with entering into single-source supply arrangements;

o    the risks associated with operating as an independent entity; and

o    other risks and uncertainties that are difficult to predict.

     Some of these factors are discussed in more detail herein, including under "Item 3 - Key Information", "Item 4 - Information on the Company", and "Item 5
- Operating and Financial Review and Prospects". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Syngenta does not intend or assume any obligation to update these forward-looking statements.

                               TABLE OF CONTENTS


Introduction...................................................................i
Presentation of Financial and Other Information................................i
Forward-Looking Statements....................................................ii

PART I

Item 1 -- Identity Of Directors, Senior Management And Advisers
              Not applicable.
Item 2 -- Offer Statistics and Expected Timetable
              Not applicable.
Item 3 -- Key Information......................................................2
Item 4 -- Information on the Company...........................................7
Item 5 -- Operating and Financial Review and Prospects........................30
Item 6 -- Directors, Senior Management and Employees..........................55
Item 7 -- Major Shareholders and Related Party Transactions...................61
Item 8 -- Financial Information...............................................62
Item 9 -- The Offer and Listing...............................................65
Item 10 -- Additional Information.............................................68
Item 11 -- Quantitative and Qualitative Disclosure about Market Risk..........76
Item 12 -- Description of Securities Other than Equity Securities
           Not applicable.
PART II

Item 13 -- Defaults, Dividend Arrearages and Delinquencies....................77
Item 14 -- Material Modifications To The Rights Of Security Holders And
           Use Of Proceeds Not applicable.
Item 15 -- Conclusions as To Disclosure Controls and Internal Controls........77
Item 16 -- [Reserved] Not applicable.

PART III

Item 17 -- Financial Statements...............................................78
Item 18 -- Financial Statements...............................................78
Item 19 -- Exhibits...........................................................79
Signatures

                                     PART I


        ITEM 1 -- IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


               ITEM 2 -- OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

                           ITEM 3 -- KEY INFORMATION


Selected Financial Data

Syngenta has prepared the consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to U.S. Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 of the consolidated financial statements.

The selected financial information set out below has been extracted from the consolidated financial statements of Syngenta or its predecessor. Investors should read the whole document and not rely on the summarized information.

Financial Highlights

-------------------------------------------------------------------------------------------------------------------------
                                                                       Year ended December 31,
(US$ million)                                       2002            2001           2000            1999           1998
-------------------------------------------------------------------------------------------------------------------------
Amounts in accordance with IFRS (1)
Income statement data
Sales                                              6,197           6,323          4,876           4,678          5,040
Cost of goods sold                                (3,132)         (3,199)        (2,442)         (2,367)        (2,430)
Gross profit                                       3,065           3,124          2,434           2,311          2,610
Operating expenses                                (2,821)         (2,759)        (1,434)         (1,862)        (1,884)
Operating income                                     244             365          1,000             449            726

Income before taxes and minority interests            49             111            914             325            544

-------------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                    (27)             34            564             135            299
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings/(loss)                   (0.26)          0.34            7.61            1.97           4.35
per share ($)

Cash flow data
Cash flow from operating activities                   802            548             610             618            250
Cash flow from/(used for) investing activities       (260)          (122)          1,045            (283)          (377)
Cash flow from/(used for) financing activities       (607)          (868)           (968)           (350)           227
Capital expenditure(4)                               (165)          (253)           (185)           (185)          (201)

-------------------------------------------------------------------------------------------------------------------------
Balance Sheet data
Working capital(4)                                  1,139            880            (213)            289            229
Total assets                                       10,526         10,709          11,815           6,593          7,074
Total non-current liabilities                      (2,938)        (3,110)         (2,147)           (757)          (774)
Total liabilities                                  (6,096)        (6,550)         (7,504)         (4,035)        (4,410)
Share capital                                         667            667             667               -              -
Total equity                                        4,350          4,086           4,210           2,481          2,588

-------------------------------------------------------------------------------------------------------------------------
Other supplementary income data
EBITDA (2)                                            892            936           1,312             713            967
EBITDA excluding Special items (3)                  1,154          1,127             856             821          1,081

-------------------------------------------------------------------------------------------------------------------------
Amounts in accordance with U.S. GAAP Sales          6,197          6,323           4,876            4,678         5,040
Net income/(loss)                                    (165)          (247)            180               64           169

Total assets (unaudited)                           11,020         11,338          12,826            7,944         8,727
Total non-current liabilities (unaudited)          (3,133)        (3,300)         (2,621)          (1,175)       (1,246)
Total equity                                        4,533          4,417           4,820            3,491         3,851
Basic and diluted earnings/(loss)
per share ($)                                       (1.62)         (2.44)           2.43             0.93          2.46
-------------------------------------------------------------------------------------------------------------------------

Notes

(1) Syngenta has prepared the consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards
     (IFRS), together with a reconciliation of net income and equity to U.S. Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 of the consolidated financial statements.

     When reading the consolidated financial statements, the following needs to be considered:

     For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

     The consolidated income statements for the twelve months ended December 31, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

     The consolidated balance sheet shown in the consolidated financial statements as at December 31, 2002, 2001 and 2000 contains the assets and liabilities of Syngenta (representing both Novartis agribusiness and Zeneca agrochemicals business); the 1999 and earlier comparative figures contain only the assets and liabilities of Novartis agribusiness.

     The consolidated cash flow statements for the twelve months ended December 31, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 and earlier periods relate only to Novartis agribusiness.

     Some costs which have been reflected in the consolidated financial statements for 2000 and earlier periods are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

(2) EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Syngenta has included information concerning EBITDA because investors use it as one measure of an issuer's ability to service or incur indebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and Syngenta's EBITDA measure may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or to cash flow as determined in accordance with generally accepted accounting principles, nor as a measure of liquidity or indicator of Syngenta's performance. EBITDA is reconciled to operating income in Appendix A of
     Item 5.

(3) Special items are material items that management regards as requiring separate disclosure to provide a more thorough understanding of ongoing business performance. Special items are comprised of US$396 million, US$349 million, US$261 million, US$67 million, and US$3 million of restructuring charges for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 respectively; US$3 million and US$68 million of merger costs for the years ended December 31, 2001 and 2000 respectively; and US$41 million and US$129 million of trade receivable write-downs in Latin America, Russia and Ukraine for the years ended December 31, 1999 and 1998 respectively. These charges were partially offset by gains on disposals of US$75 million, US$785 million and US$18 million for the years ended December 31, 2001, 2000 and 1998 respectively.

(4)  These measures are defined in Appendix A of Item 5.

Risk Factors

     Our business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described all the risks that we consider material but the risks described below are not the only ones we face. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

   Integrating Novartis agribusiness and Zeneca agrochemicals business may prove to be disruptive and could have an adverse effect on our revenues, levels of expenses and operating results following the Transactions

     Following the formation of Syngenta in November 2000, Syngenta started to realize substantial cost benefits resulting from, among other things, an expanded customer base and complementary product portfolios, broader sales and service networks, and an outstanding research and development platform. Such plans to save costs involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. Their implementation has not been fully completed and realizing all the expected benefits and synergies of the Transactions will depend, in part, upon whether the integration of the operations can be completed in an efficient and effective manner.

   The substantial resources we devote to research and development may not result in commercially viable products

     Research and development in the agribusiness industry is expensive and prolonged, and entails considerable uncertainty. The process of developing a novel crop protection product or plant variety typically takes about six to ten years from discovery through testing and registration to initial product launch, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with chemical and biotechnological research, compounds or biotechnological products currently under development may not survive the development process and ultimately obtain the requisite regulatory approvals needed to market such products. Even when such approvals are obtained, there can be no assurance that a new product will be commercially successful. In addition, research undertaken by competitors may lead to the launch of competing or improved products which may affect sales of our new products.

   We face increasing competition in our industry, especially during downturns in commodity crop prices

     We currently face significant competition in the markets in which we operate. The basis of competition includes availability of new products, product range, price and customer service. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers to produce. As a result, we anticipate that we will continue to face new and different competitive challenges.

     Although pricing of products is only one of a series of factors affecting competition, it intensifies the competitive environment in our industry. Movements in commodity crop prices significantly affect our results. This can result not only in reduced sales, but also in competitive price pressure in certain of our markets when commodity crop prices are depressed, as we have experienced in recent years. These fluctuations may negatively impact our business, financial condition or results of operations in the future.

   We may not be able to obtain or maintain the necessary regulatory approvals for some of our products, and this would restrict our ability to sell those products in some markets

     Our products must obtain regulatory approval before we can market them and we may not be able to obtain such approvals. In most markets, including the United States and EU, our crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of our principal markets, after a period of time, we must also re-register our crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the EU, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties.

     Standards and requested trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. We cannot assure you that we will be successful in doing so in all our principal markets or for every product.

   Changes in the agricultural policies of governments and international organizations may prove unfavorable

     In subsidized markets such as the EU and Japan, reduction of subsidies to growers or increases in set-aside farm acreage may inhibit the growth of crop protection and seeds markets. In Europe, there are various pressures to reduce subsidies, for example from the forthcoming World Trade Organization ("WTO") negotiations and the enlargement of the EU to include Central European countries. However, it is difficult to predict accurately whether and when such changes will occur. Japan is also under WTO pressure to reduce subsidies, and is doing so in a gradual manner. We expect that the policies of governments and international organizations will continue to affect the operating results of the agribusiness industry, and accordingly the income available to growers to purchase crop protection and seeds products.

   We are subject to stringent environmental and health and safety laws, regulations and standards which result in costs related to compliance and remediation efforts that may adversely affect our results of operations and financial condition

     We are subject to a broad range of environmental and health and safety laws, regulations and standards in each of the jurisdictions in which we operate, which are becoming increasingly stringent. This results in significant compliance costs and exposes us to legal liability. The laws, regulations and standards relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, clean-up of existing environmental contamination and the use of chemicals by growers.

     Environmental and health and safety laws, regulations and standards expose us to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of our manufacturing sites have a long history of industrial use. As is typical for businesses like ours, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Disposal of waste from our business at off-site locations also exposes us to potential remediation costs. Consistent with past practice we are continuing to investigate and remediate or monitor soil and groundwater contamination at a number of these sites. Despite our efforts to comply with environmental laws, we may face remediation liabilities and legal proceedings concerning environmental matters.

     Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established provisions for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, we cannot predict environmental matters with certainty, and our budgeted amounts and established provisions may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, including future decisions to close plants which may trigger remediation liabilities, and other developments such as changes in law or increasingly strict enforcement by governmental authorities, could result in increased costs and liabilities or prevent or restrict some of our operations.

   Third parties may challenge some of our intellectual property rights or assert we have infringed theirs

     Scientific and technological innovation is critical to the long-term success of our businesses. However, third parties may challenge the measures that we take to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights, and as a result, our products may not always have the full benefit of intellectual property rights.

     Third parties may also assert that our products violate their intellectual property rights. As the number of biotechnological products used in agriculture increases and the functionality of these products further overlap, we believe that we may become increasingly subject to infringement claims. Even claims without merit are time-consuming and expensive to defend. As a result of these claims, we could be required to enter into license arrangements, develop non-infringing products or engage in litigation that could be costly.

   We may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available

     Product liability claims are a commercial risk for us, particularly as we are involved in the supply of chemical products which can be harmful to humans and the environment. Courts have awarded substantial damages in the United States and elsewhere against a number of crop protection and seeds companies in past years based upon claims for injuries allegedly caused by the use of their products. A substantial product liability claim that is not covered by insurance could have a material adverse effect on our operating results or financial condition. As of November 13, 2000 a global general and products liability insurance program has been in place for Syngenta.

   Consumer and government resistance to genetically modified organisms may negatively affect our public image and reduce sales

     We are active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection, currently with a focus on NAFTA and Latin America. However, the high public profile of biotechnology and lack of consumer acceptance of products to which we have devoted substantial resources could negatively affect our public image and results. The current resistance from consumer groups, particularly in Europe, to accepting products based on genetically modified organisms because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology. In addition, some government authorities have enacted and others in the future might enact regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

   Our crop protection business may be adversely affected by increased use of products derived through biotechnology

     The adoption of the products derived through biotechnology could have a negative impact on areas of our traditional crop protection business. This may not be redressed by the opportunities presented to our seeds business, which is more actively pursuing products developed through biotechnology. Crop protection accounted for 85% of sales in 2002, whereas seeds accounted for 15% of sales. The area of our crop protection business where genetically modified seeds have had the largest adverse impact to date is that of selective herbicides for use on oilseed crops.

   Our results may be affected by seasonal and weather factors

     The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable. The weather can affect the presence of disease and pests in the short term on a regional basis, and accordingly can affect the demand for crop protection products and the mix of products used (positively or negatively).

   Our customers may be unable to pay their debts to us due to local economic conditions

     Normally we deliver our products against future payment. Our credit terms vary according to local market practice, but for Europe and NAFTA our credit terms usually range from 30 to 100 days. However, our customers are exposed to downturns in the local economy which may impact their ability to pay their debts, which could adversely affect our results. Normally losses in this respect are not material, but in abnormal conditions there can be a significant impact.

   Currency fluctuations may have a harmful impact on our financial results or may increase our liabilities

     Even though the U.S. dollar is the most significant currency for Syngenta, a substantial portion of our sales and product costs is denominated in currencies other than the U.S. dollar. Fluctuations in the values of these currencies, especially in the U.S. dollar against the Swiss franc, British pound and Euro, can have a material impact on our financial results. These effects might result from changes in the U.S. dollar value of transactions effective in other currencies, or they can result from the fact that income and expense items related to a particular transaction or activity are denominated in different currencies.

   We maintain a single supplier for some raw materials, which may affect our ability to obtain sufficient amounts of those materials

     Generally, we maintain multiple sources of supply and obtain our supply of raw materials from a number of countries. However, there are a limited number of instances where we have entered into single-source supply contracts or where we routinely make spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products where there is no viable alternative source or where there is sufficient commercial benefit and security of supply can be assured. Such single supplier arrangements account for approximately 20% of our purchases of active ingredients, intermediates and raw materials, as determined by cost. We cannot assure you that our ability to obtain sufficient amounts of those materials will not be adversely affected by unforeseen developments that would cause us to lose a supplier without notice.

   We will be exposed to changes in the market rate of interest which may adversely affect our results

     We are exposed to changes in the market rate of interest. Our treasury policy strives to limit this exposure by applying appropriate hedging with derivative financial instruments. However, such hedging may not be successful and changes in interest rates may thus negatively affect our results.

   For a period of three years Syngenta is limited in its ability to sell shares and this restriction could prevent Syngenta from adapting to changing industry conditions

     Under the terms of the tax deed entered into between Syngenta and Novartis, Syngenta is limited in its use of treasury shares for three years after the completion of the Transactions. This limitation could prevent us from adapting to changing industry conditions or from benefiting from favorable financing opportunities.

   Syngenta's share price may be volatile and subject to sudden and significant drops

     The trading price of the shares and the ADRs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in Syngenta's financial performance, regulatory and business conditions in our industry, general economic trends and other factors, some of which are unrelated to the operating performance of Syngenta.

   If you hold Syngenta ADRs or if you hold your Syngenta shares through VPC or as CREST Depositary Interests ("CDIs"), it may be more difficult for you to exercise your rights

     The rights of holders of Syngenta ADRs are governed by the deposit agreement between Syngenta and The Bank of New York. The rights of holders of Syngenta shares held through VPC (the Swedish central securities depositary) are governed by the agreement between VPC and Syngenta. The rights of holders of CDIs are governed by the arrangements between CREST and Syngenta and Lloyds TSB Registrars and Syngenta.

     These rights are different from those of holders of Syngenta shares, including with respect to the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attending shareholders' meetings. As a result, it may be more difficult for you to exercise those rights.

                      ITEM 4 -- INFORMATION ON THE COMPANY


                     History and Development of the Company


The Company

     Syngenta AG was formed in November 1999 under the laws of Switzerland and became a public company in November 2000. Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is 41-61-323-1111.

     Syngenta was created by Novartis AG and AstraZeneca PLC through an agreement to spin off and merge the Novartis crop protection and seeds business and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering.

     The company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN, the London Stock Exchange under the symbol SYA, the New York Stock Exchange under the symbol SYT and the Stockholm Stock Exchange under the symbol SYN.

     Even prior to the Transactions, Novartis agribusiness was a leading supplier of crop protection products and seeds. Novartis agribusiness operated in more than 120 countries worldwide and employed approximately 15,500 permanent employees at the time of the Transactions. Novartis agribusiness had US$4,678 million in sales in 1999, making it the world's second largest agribusiness company. Its parent company, Novartis AG, was created by the merger of Sandoz AG ("Sandoz") and Ciba-Geigy AG ("Ciba-Geigy") in December 1996. Through this merger, Sandoz's and Ciba-Geigy's seed and crop protection businesses, which had existed since the 1930's, became Novartis agribusiness. Novartis agribusiness subsequently enlarged its portfolio and geographic reach through acquisitions.

     Zeneca agrochemicals business was one of the world's leading suppliers of crop protection products in terms of sales prior to the Transactions. Its sales in 1999 totaled US$2,657 million. Zeneca agrochemicals business operated in more than 120 countries worldwide and employed approximately 8,300 people at December 31, 1999. Zeneca agrochemicals business was demerged from ICI PLC in 1993, together with the pharmaceuticals and specialty chemicals businesses. ICI had originally entered the agrochemicals market in the 1930's.


The Demergers and Combinations to Form Syngenta

     The boards of directors of Novartis and AstraZeneca announced on December 2, 1999 that they had unanimously agreed to spin-off and merge Novartis agribusiness and Zeneca agrochemicals business. These transactions were effected by means of the demerger of Novartis agribusiness and Zeneca agrochemicals business from the remaining businesses of Novartis and AstraZeneca, and the combination of Novartis agribusiness and Zeneca agrochemicals business into Syngenta, subject to the conditions and further terms described in this annual report below under "Item 10 - Additional Information - Material Contracts".

Regulatory Approval

     The required waiting period for completion of the Transactions under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, ended on November 1, 2000. Novartis and AstraZeneca divested certain businesses, principally acetochlor-based products which are sold under a number of trade names, including Surpass(R), and the businesses associated with the strobilurin fungicide product line Flint(R), which comprises the range of products based on the chemical trifloxystrobin and includes the brands Flint(R)/Stratego(R)/Twist(R)/Sphere(R)/Agora(R) and Rombus(R). The FTC provisionally approved an Agreement Containing Consent Orders including these divestitures and the Transactions as of November 1, 2000 and Syngenta was formed on November 13, 2000. The FTC gave final approval to the Agreement Containing Consent Orders as of December 22, 2000.

     In addition, Novartis and AstraZeneca were required, prior to completing the Transactions, to obtain approval from the European Commission. Following discussions with the European Commission, Novartis and AstraZeneca offered commitments to the European Commission to divest some businesses, principally businesses associated with the strobilurin fungicide product line Flint(R) and acetochlor-based product ranges which were also sold to obtain FTC approval. On the basis of these commitments the European Commission approved the Transactions on July 26, 2000. The parties fulfilled their commitments in December 2001.

Possible Retroactive Tax Consequences of the Transactions for Syngenta

Switzerland

     Under the terms of the Swiss tax rulings obtained by Novartis and granted by the Swiss Federal and certain Cantonal Tax Administrations, certain transactions qualified as tax-privileged transactions under Swiss tax laws provided the transactions are effected in a manner consistent with the ruling.

     The tax-privileged treatment of these transactions set forth above is subject to the following conditions:

     Novartis confirmed to the Swiss Federal and Cantonal Tax Administrations that the demerger of Novartis agribusiness was not being made with the intention to sell Novartis agribusiness to a third party, and that no plan exists to concentrate the majority of the Syngenta shares in the hands of a single shareholder or related group of shareholders. If, however, such a concentration were to occur within five years from the date of the demerger, the Swiss Federal and Cantonal Tax Administration might revoke the benefits of the tax privileged transactions and assess corporate income and real estate gains taxes on the excess of the fair market value over the tax value of the transferred Novartis agribusiness determined as of the date of the transfer (real estate gains taxes would only be levied on real estate involved in the transaction). Furthermore, the transfers of real estate assets would be subject to real estate transfer taxes. Corporate and real estate gains and additional real estate transfer taxes might also be due if Syngenta were to dispose of voting rights of certain Swiss subsidiary companies which were involved in tax-free transactions for Swiss corporate income, Swiss real estate gains or transfer tax purposes in the course of the separation of Novartis agribusiness. Under the terms of the tax rulings, Syngenta would have to bear the corporate income and real estate gains taxes so assessed.

     Should the majority of Syngenta shares be transferred in the course of another tax privileged transaction (e.g., a merger), however, taking place within the five-year blocking period, the retroactive taxation would not be triggered if certain conditions are fulfilled.

     If a shareholder or a group of shareholders acting in concert were to acquire, directly or indirectly, more than one third of the voting rights of either Syngenta or a subsidiary of Syngenta which has been involved in tax-free transactions for Swiss stamp duty purposes within five years from the completion of the Transactions, then Syngenta or such other subsidiary would have to pay Swiss stamp duty in the amount of 1% of the fair market value of the issued shares as per the date of the completion of the Transactions. If, however, more than one third of the voting rights of such company were transferred in the course of another tax-privileged transaction (e.g., a merger) taking place within the five-year blocking period, such retroactive taxation would not be triggered.

     The possible adverse tax consequences to Syngenta described above may discourage future transactions involving a change in control of Syngenta.

     Under the tax deed between Syngenta and Novartis, Syngenta has agreed with Novartis to be liable, subject to certain limitations, for the payment of all Swiss withholding or other Swiss taxes and duties arising out of or that are connected to Novartis agribusiness whether such taxes become due prior to or after the completion of the Transactions as set forth in the master agreement and the tax deed between Novartis and Syngenta.

United States

     Under Section 355(e) of the U.S. Internal Revenue Code, Novartis may be held liable for U.S. federal income tax in respect of its distribution of Novartis Agribusiness Holding Inc. if shareholders of Novartis failed to continue to own, indirectly through their ownership of Syngenta shares or ADRs, more than 50% of the stock of Novartis Agribusiness Holding Inc., and such failure is attributable to a plan found to exist as of the time of such distribution.

     In this regard, under the terms of the tax deed entered into between Syngenta and Novartis, Syngenta was prevented from substantially changing its shareholder base for at least two years after the completion of the Transactions, which period ended in 2002. In the event that Syngenta did take any such actions, it would be required, under the terms of the tax deed with Novartis, to indemnify Novartis for any resulting tax liabilities incurred under U.S. federal income tax law. This indemnity would cover, in particular, any U.S. federal income tax liability arising to Novartis if such actions caused the demerger of the Novartis agribusiness no longer to be treated as a tax-free spin-off for U.S. federal income tax purposes. See "Item 10 - Additional Information - Material Contracts - The Separation Agreements - Tax Deed between Novartis and Syngenta".


Investments

Investments

     In 2002 payment of US$120 million was made to obtain worldwide, exclusive rights to the insecticide thiamethoxam. In 2001, the main investment made by Syngenta was the increase in equity in Tomono Agrica KK Ltd (Japan). In 1999 Novartis agribusiness increased its equity investment to 50% and gained management control. In September 2001 Syngenta bought a further 50% of Tomono Agrica's shares, taking its shareholding to 100%. In 2002, Syngenta announced an offer to buy the publicly held minority interest of Syngenta India Limited and in another transaction to grant an exclusive, royalty-free perpetual license for certain intellectual property for use in the pharmaceutical field to Diversa Corporation in exchange for stock and warrants representing 14% and 3% of Diversa's outstanding stock proforma for the equity issuances. Both of these transactions were completed in 2003 and are described in more detail in
Note 35 to the consolidated financial statements.

Divestments

     Novartis, AstraZeneca and Syngenta made several divestments in order to satisfy conditions imposed by the FTC and the European Commission in connection with the formation of Syngenta. The divestments completed in 2000 included the sale of acetochlor-based herbicide products to Dow AgroSciences LLC and the selling of the strobilurin fungicide product line Flint(R) to Bayer AG. The divestments completed in 2001 include the sales of the grass herbicide propaquizafop and the pyrethroid insecticide tau-fluvalinate to Makhteshim Agan Industries Ltd, the sale of its sulcotrione herbicide Mikado(R) in the European Economic Area to Bayer AG, the divestment of its global flutriafol fungicide business to Cheminova A/S and the divestment to Makhteshim Agan Ltd. of its former Novartis cereal fungicide product range in Denmark, Sweden and Finland. All divestments required to satisfy the conditions imposed by the FTC and the European Commission in connection with the formation of Syngenta were completed before the end of 2001 and there were no major business or product divestments in 2002.

Our Strategy

     Our aim is to deliver significant increases in profitability and cash flow, and create value for our shareholders, through being the leading provider of innovative products and solutions to growers and the food and feed chain.

     There are five principal components to our strategy to achieve this goal:

Capitalize on the strengths of our global crop protection and seeds businesses

     One of our key strengths is our broad base of strong, profitable products in our two stand-alone divisions: crop protection and seeds. We build on these strengths by continuing to run crop protection and seeds as independent divisions with strong management focus and accountability, while applying common systems and performance measures to achieve the transparency necessary to deliver to corporate expectations. Wherever possible we look for opportunities to capture synergies across these two divisions. These are primarily expected to be achieved in research and development and marketing and support services.

Actively manage the product portfolio, focus on growers' needs and the demands of the entire feed and food chain, and deliver increasingly tailored local solutions

     We seek to balance the global management of strong individual products and local customization to meet growers' needs by:

o Focusing on a core range of products tailored for local needs. We direct our research and development activities principally to a core range of global products in an optimized array of formulations adapted to meet local needs, while rationalizing non-core products over time. This continues to drive sales while exploiting operational efficiencies.

o Meeting the demands of growers and the downstream food and feed chain. Growers need inputs that will help them meet the increasing demands for more affordable, healthier, higher quality foods and feeds. These range from generalized demands from consumers to specific demands from processors and retailers that appear as recommendations, lists and protocols of qualifying inputs. Accordingly, a key element of our strategy is to ensure that we fully understand the diverse needs and expectations of these customer segments which vary by region, crop and crop destination, and furthermore help meet these needs and expectations with practical, sustainable solutions. Syngenta intends to accomplish this by focusing its global marketing and distribution network to deliver the highest quality service and support and to build deep, lasting relationships with these customer segments. This understanding drives our development effort and research targeting.

o Providing tailored solutions and channel management. We offer value-adding solutions tailored to local customer needs. While strong, branded products are critical to our success, Syngenta is more than the sum of these products. Increasingly, growers are looking for integrated solutions for their needs. They want a range of products and service offerings and combinations developed specifically for their crop and seed technology requirements. Accordingly, tailored solutions are often highly localized. These solutions increasingly include crop protection products, seeds, diagnostic testing, field services, performance assurances, information support and e-business tools. We believe we are positioned to be the leading supplier of these tailored solutions given our product breadth and marketing reach.

     Syngenta enjoys strong and long-standing relationships with its major channel partners in all territories worldwide. Technological, social and economic drivers are creating new distribution options and changing historic patterns of influence in the markets. Syngenta works closely with its channel partners to understand these influences. We will seek to develop our relationships in order to position Syngenta broadly for these changes while pursuing a strategy of deepening our understanding of the needs of growers and the downstream food and feed chain.

Exploit research and development opportunities that have the potential to deliver innovative products and solutions from a lower proportionate investment

     Continued investment in technology and development capabilities is a critical part of Syngenta's future growth. We believe that investments in these areas will add value to the crop protection and seeds businesses in the form of new products and, in due course, lead to new business opportunities. In addition, our scale allows us to build and exploit a range of important platforms, and deliver greater product and solution benefits to growers and the entire food and feed chain. We expect to achieve this while investing a lower percentage of revenue than most of our peers.

     We aim to:

o Discover and bring to market new products with improved efficacy and safety profiles which contribute to the development of sustainable agriculture

     In the past decade there has been a paradigm shift in methodology for generation of leads for new chemical products. The integration of genomics to identify targets and establish modes of action together with fast high-throughput automated screens to detect leads has provided a powerful engine for lead discovery and optimization. Similarly, techniques such as toxicogenomics and environmental profiling are minimizing the attrition rate in the development process.

     We focus on improved ways to direct our research towards areas of health and environmental safety. An example of the success delivered by the process is given by AMISTAR(R). Based upon a benign profile the time from test tube to market for AMISTAR(R) was seven years and it became the world's largest-selling proprietary fungicide three years after launch.

o Harness the full potential of our established products and technologies including extending their lifecycles through research and development activities

     We believe we possess the broadest chemical crop protection range in the industry. We plan to refresh and improve this range, both as individual compounds and as innovative mixture partners. We employ some of the best scientists in chemistry, physiology, bioperformance enhancement and formulation to achieve our objective. Attractive opportunities exist for combinations of products to provide tailored crop solutions for the specific requirements of growers. We believe that the integration of chemical and gene-based solutions offers a particularly attractive opportunity for the future.

     In process chemistry, we are dedicated to improving existing manufacturing routes and to innovating routes to key products in our existing range to ensure the optimal cost base.

o Continue to build strong germplasm in target seeds segments that will provide a delivery vehicle for emerging technologies and assistance to traditional breeding

     Advances in biotechnology have revolutionized progress in crop improvement. Marker-assisted breeding is powerful in trait selection for new varieties and also for significantly accelerating the breeding process.

     Crop improvement programs represented in Syngenta's current research projects are exemplified by:

     o Self-protection against pests and diseases (e.g., in insect-resistant corn and cotton, disease-resistant wheat and rice, herbicide tolerant corn)

     o Productivity improvements, higher and more reliable yields and improved crop composition (e.g., in high sugar concentrated sugar beet and high yield oilseed rape)

     o Agronomic benefits such as drought, heat and cold tolerance, and adaptation to saline conditions (e.g., winter hardiness of oilseed rape)

     o Improved safety and nutritional quality of animal feed (e.g., low phytate corn and high protein corn)

     o Corn enhanced through biotechnology that expresses high levels of amylase for ethanol production (improved process efficiency will lead to substantial environmental benefits and production cost savings)

     o Improved quality of food crops and better processing characteristics (e.g., improved wheat for breadmaking)

     o    Dietary contributions to health (e.g., high beta-carotene rice)

     We believe our skills and experience in health assessment, human safety and risk assessment are key to success. We believe that we are well positioned to lead the development of human nutrition through crops by focusing upon the dietary component of health delivered through a food matrix.

o Capture value of innovation and technologies through an industry-leading patent portfolio and by the creation of new ventures

     Innovations based upon biochemical processes can enjoy broad utility outside the scope of a conventional agribusiness, or indeed in very different business areas. In the case of the former, Syngenta pursues growth opportunities largely in-house. In the case of the latter, several of our developments can produce intellectual property of equal relevance to discovery programs in the pharmaceutical industry. We shall continue to develop our outlicensing business by broad exploitation of our intellectual property. In this context, it is noteworthy that Syngenta's biotechnology intellectual property portfolio, as a percentage of patents filed worldwide until 2002, is among the largest in the agribusiness industry.

o Leverage our broad set of technology partners and internal business development functions to create new business opportunities

     Syngenta regards collaboration with external scientists as a critical competence. Syngenta has numerous collaborations with institutes and companies worldwide. We intend to use our external network to enrich in-house programs in the quest for the next generation of technology.

o    Plant biotechnology

     We believe we are one of very few global agribusiness companies that is well positioned to develop products based on biotechnology, because of our multi-disciplinary understanding of the fundamental science involved and global capability. It is our intention to devote an appropriate, sustained and competitive level of resources to pursuing the opportunities we believe biotechnology can deliver.

     We believe that through plant biotechnology, we have the potential to bring considerable benefits to mankind in both developed and developing countries. We remain committed to the use of gene-based technologies that are safe and effective. At the same time we recognize the current public concerns which attend biotechnology. These attitudes vary greatly from region to region. In North America and many emerging countries, this technology has been generally accepted. However, in Europe, genetic modification as a route to novel foods and feed is being challenged. Political parties, consumer groups, and some governments have expressed their concerns in terms of food safety and environmental issues. The legislative process in the EU has been delayed and a clear regulatory system is not yet available.

     Syngenta is a major participant in the public debate. Our activities have been conducted in conjunction with our local constituencies and through trade associations around the world. Our approach to our involvement in biotechnology has been one of openness and dissemination of information based upon:

     o education through provision of information about plant science and genetics

     o clear statement of the benefits of biotechnology in terms of cost and quality

     o    emphasis on consumer choice

     Syngenta's approach to innovation takes into full consideration the range of public attitudes around the world. For instance in Europe, it will be important to lead with products with a clear consumer benefit. In the developing world, the promise of biotechnology for food production and health improvement is considerable. For example, we are developing a variety of `Golden Rice' which produces beta-carotene, a precursor of vitamin A which is otherwise absent. In many developing countries, vitamin A deficiency is a common cause of illness and is an important contributor to blindness, especially in children. As Syngenta's science develops, we will introduce techniques which mitigate perceived risks. For example, we have introduced a novel marker gene system called POSITECH(TM) as a novel and efficient alternative to antibiotic resistance markers.

     As the public becomes more informed about products with consumer benefits and about the use of science to explore and understand safety issues and risks, we believe that products created through biotechnology will gain widespread public acceptance. However, public reaction to biotechnology continues to evolve and we cannot provide assurance that such products will receive the wide support that we anticipate.

Continue to enjoy savings from our synergy program to help maintain our competitiveness. The synergy program has realized $197 million of savings in 2002 with $92 million delivered in the second half. Since the start of the program in 2000, annualized savings of $362 million have been achieved. A further $138 million are targeted for delivery in 2003 with the complete program increased in 2002 to US$625 million of savings by the end of 2005 (previously US$525 million by the end of 2004).

     At the time of merger, US$525 million of total cost savings were identified through the implementation of synergy programs at an estimated cost of US$900 million. This was increased in 2002 to forecast annualized cost savings of US$625 million at a projected total cash cost of US$1,000 million. The cumulative cash cost to date related to the merger, integration and synergy program is US$725 million. Synergy programs relate to the following three areas:

     o Cost of goods sold: During 2002, we achieved savings of US$60 million, to add to the US$50 million achieved in 2001.

     o Selling, General and Administrative: Savings of US$91 million were realized in 2002 in addition to the US$95 million in 2001. All country sales and administrative functions had merged before the end of 2001 and the 2002 savings included the full year benefit of projects implemented in 2001.

     o Research & Development: Savings of US$46 million were achieved in 2002, on top of the US$20 million realized in 2001. The program accelerated in 2002 with the streamlining and restructuring of major research centers to develop strategic "centers of excellence" with each site having a unique role with defined scientific expertise and resources.

     Since the Transactions, Syngenta has reduced its worldwide employee base by approximately 2,600. Beyond delivering the net cost savings, which we have already identified and discussed above, Syngenta will actively seek additional savings and maintain cost consciousness over the long term.

Attract, retain and develop the best-qualified employees in our industry

     The crop protection and seeds businesses are complex with distinct geographical, product, crop, technology and customer drivers. Given this complexity, and our strategy, which requires a high degree of change, we need to fully utilize the breadth and depth of talent. To achieve this we established clear and decisive management processes that include:

     o Uniform, transparent, global reporting systems and clear decision-making processes for Syngenta managers

     o Clear personnel management processes that appropriately identify, recognize, develop and reward our best talents

     o Local empowerment of management with clear accountability and success criteria

     o    Performance-driven employee compensation

     Syngenta has also introduced a long-term equity-based incentive program as part of an effective and well-balanced executive remuneration structure. The remuneration structure is designed to ensure we attract, retain and motivate the key talent necessary to succeed in a competitive and international environment.

                               Business Overview


Industry Overview

     The crop protection and seeds industries offer products which provide essential support to modern agriculture. The contribution from both industries has been fundamental to the agricultural productivity improvements that have enabled food production to keep pace with population and economic growth.


Syngenta's Business

     Syngenta's business divides generally into three segments: crop protection, seeds and plant science. These segments are described in greater detail below.


Crop Protection

Products

     We have a broad product range. This gives Syngenta a leading market position in all of our target segments and strong worldwide market coverage. We focus on four pillar crops (corn, cereals, vegetables and rice) and apply our technologies to other crops, such as oilseeds, sugar beets, cotton, fruits and grapes, and to turf and ornamentals.

     We are active in herbicides, especially for corn, cereals and rice; fungicides mainly for cereals, fruits, grapes, rice and vegetables; insecticides for fruits, vegetables and cotton; and professional products, such as seed treatment, products for public health and products for turf and ornamentals. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into
(i) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact and (ii) selective herbicides which are crop-specific and control weeds without harming the crop. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

     The following table sets out 2002 and 2001 sales of our crop protection products:

-----------------------------------------------------------------------------
Products                                     Syngenta Sales
-----------------------------------------------------------------------------
                                      2002                      2001
                             ---------------------    -----------------------
                             (US$ million)    (%)     (US$ million)     (%)
Selective herbicides                 1,606     31            1,722       31
Non-selective herbicides               650     12              687       13
Fungicides                           1,398     27            1,392       26
Insecticides                           855     16              944       18
Professional products                  585     11              522       10
Others                                 166      3              118        2
-----------------------------------------------------------------------------
Total                                5,260    100            5,385      100
-----------------------------------------------------------------------------

     The tables below show our principal products: first, active substances currently in development; second, recently launched and growing products; and finally, products that are well established.

------------------------------------------------------------------------------------------------------------------------
                                               Products in Development
------------------------------------------------------------------------------------------------------------------------

Active Substance                Crop Use               Targets                      Status
----------------                --------               -------                      ------
Selective Herbicides

New herbicide                   Cereals                                             In full development

Pyriftalid                      Rice                   Annual grasses in            Introduced in 2002 in South
                                                       trans-planted rice           Korea; registration obtained in
                                                                                    Japan at end of 2002

Fungicide

New fungicide                   Fruits and vegetables                               In full development

Insecticides

Fosthiazate                     Potato, banana,        Nematodes                    Registered in Europe.  In
                                tomato                                              registration in the United
NEMATHORIN(R)(1)                                                                     States and Latin America
------------------------------------------------------------------------------------------------------------------------

(1) Product which is distributed, but not manufactured, by Syngenta. NEMATHORIN(R) is a registered trademark of Isihara Sangyo Kaisha Ltd.

------------------------------------------------------------------------------------------------------------------------
                                      Recently Launched Products (last 5 years)
------------------------------------------------------------------------------------------------------------------------

Active Substance           Selected Brand Names(1)      Crop Use                    Targets
----------------           -----------------------      --------                    -------
Selective Herbicides

Mesotrione(2)              CALLISTO(TM)/LUMAX(TM)/      Corn                        Broad-leaved weeds / full
                           CAMIX(TM)                                                spectrum

S-metolachlor              DUAL(R) MAGNUM /DUAL(R)      Corn, soybeans, peanuts,    Annual grasses and some
                           GOLD/BICEP(R) MAGNUM         sugar beet, sunflowers      broad-leaved weeds

Trifloxysulfuron-sodium    ENVOKE(TM), KRISMAT(R)       Cotton, sugarcane           Post-emergence selective
                                                                                    herbicide against broad-leaved
                                                                                    weeds, sedges and grasses

Fungicides

MEFENOXAM(TM) (3)          RIDOMIL GOLD(R)/ FOLIO       Broad range, including      Late blight, downy mildew and
                           GOLD(TM) / APRON(R)XL /      potatoes, grapes,           damping off diseases
                           SUBDUE(R)                    vegetables, seed
                                                        treatment and turf and
                                                        ornamentals

Picoxystrobin              ACANTO(TM)                   Wheat and barley            Broad spectrum

Insecticides

Emamectin Benzoate         PROCLAIM(R)/AFFIRM(R)        Vegetables                  Caterpillars

Pymetrozine                CHESS(R)/PLENUM(R)           Vegetables, fruits,         Aphids, white flies and leaf
                                                        potatoes                    hoppers

Thiamethoxam               ACTARA(R)/CRUISER(R)         Broad range of crops        Foliar sucking pests and soil
                                                        including seed treatment    dwelling insects

------------------------------------------------------------------------------------------------------------------------

(1) Products may have different brand names depending on the market in which they are sold.

(2) In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

(3) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM(TM) is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

------------------------------------------------------------------------------------------------------------------------
                                               Key Marketed Products
------------------------------------------------------------------------------------------------------------------------

Active Substance           Selected Brand Names(1)      Crop Use                    Targets
----------------           -----------------------      --------                    -------
Selective Herbicides

Atrazine                   AATREX(R)/GESAPRIM(R)(2)     Corn, sorghum, sugarcane    Annual grasses and some
                                                                                    broad-leaved weeds

Clodinafop                 TOPIK(R)/HORIZON(R)/         Wheat, rye, triticale       Annual grasses
                           CELIO(R)/DISCOVER(R)

Dicamba                    BANVEL(R)/MONDAK(R)/         Cereals, corn, turf,        Annual and perennial
                           CLARITY(R)                   sugarcane                   broad-leaved weeds

Dimethachlor               COLZOR TRIO(R)               Colza                       Broad spectrum

Fluazifop-P-Butyl          FUSILADE(R)                  Soybeans, cotton,           Grass weeds
                                                        oilseed rape, fruit and
                                                        vegetables

Fomesafen                  FLEX(R)/REFLEX(R)            Soybeans                    Broad-leaved weeds

Molinate                   ORDRAM(R)(3)                 Rice                        Annual grasses

Nicosulfuron               MILAGRO(R) (4)               Corn                        Grass weeds

Pretilachlor               RIFIT(R) / SOFIT(R)          Rice                        Grasses, sedges and some
                                                                                    broadleaved weeds

Tralkoxydim                ACHIEVE(R)/GRASP(R)          Wheat, barley               Grass weeds

Triasulfuron               LOGRAN(R)/AMBER(R)           Cereals, transplanted       Annual broad-leaved weeds and
                                                        rice                        some grasses

Non-Selective Herbicides

Diamonium Glyphosate       TOUCHDOWN(R) / ZAPP(R) /     Cotton, all field           Broad spectrum weed control
                           OURAGAN(R)                   crops, fruits and
                                                        vegetables

Diquat                     REGLONE(R)                   Wheat, sunflower,           Broad spectrum weed control;
                                                        oilseed rape, potatoes      desiccation

Paraquat                   GRAMOXONE(R)                 Cereals, rice,              Broad spectrum weed control
                                                        soybeans, corn, fruit
                                                        and vegetables

Fungicides

Azoxystrobin               AMISTAR(R)/QUADRIS(R)/       Wheat, barley, fruit        Broad spectrum disease control
                           HERITAGE(R)/ABOUND(R)        and vegetables, rice,
                                                        turf

Chlorothalonil             BRAVO(R)/DACONIL(R)          Fruit and vegetables,       Broad spectrum disease control
                                                        wheat, turf

Cyproconazole              ALTO(R) (6)                  Cereals, coffee,            Powdery mildew, rust, leaf spots
                                                        peanuts, rice, sugar
                                                        beet, stone fruits

Cyprodinil                 UNIX(R)/STEREO(R)(6)/        Pome fruits, stone          Scab, Alternaria, powdery
                           SWITCH(R)                    fruits, cereals,            mildew, eyespot, Botrytis, grey
                                                        grapes, vegetables          mold

Difenoconazole             SCORE(R)/DIVIDEND(R)         Vegetables, field           Broad spectrum disease control
                                                        crops, plantation crops
                                                        and seed treatment

Fluazinam(7)               SHIRLAN(R)                   Potatoes                    Potato late blight, flower bulb
                                                                                    and onion diseases

Fludioxonil                CELEST(R)/MAXIM(R)/          Seed treatment, grapes,     Bunt, snow mold seedling
                           GEOXE(R)/MEDALLION(R)        turf, vegetables            blights, scurf, Botrytis, dollar
                                                                                    spot

Propiconazole              TILT(R) (8) / BANNER(R)      Cereals, bananas, rice      Broad spectrum disease control
                                                        and turf

Trinexapac-ethyl           MODDUS(R)/PRIMO(R)           Sugarcane, cereals, turf    Increases sugar content,
                                                                                    antilodging, reduces grass growth

------------------------------------------------------------------------------------------------------------------------
                                               Key Marketed Products
------------------------------------------------------------------------------------------------------------------------

Active Substance           Selected Brand Names(1)      Crop Use                    Targets
----------------           -----------------------      --------                    -------
Insecticides

Abamectin                  VERTIMEC(R)/AGRIMEK(R)       Citrus fruits,              Mites, leafminers and some
                                                        vegetables, pome            caterpillars
                                                        fruits, ornamentals

Methidathion               SUPRACIDE(R)                 Fruits, nuts                Scales, caterpillars

Lambda-cyhalothrin         KARATE(R)/ICON(R)            Cotton, corn, fruit and     Broad spectrum insect control
                                                        vegetables, soybeans,
                                                        public health

Lufenuron                  MATCH(R)                     Corn, potatoes, citrus,     Caterpillars, leafminers,
                                                        vegetables, cotton          western flower thrips

Profenofos                 CURACRON(R)                  Cotton, potatoes,           Caterpillars, sucking insects,
                                                        soybeans and vegetables     mites

Tefluthrin                 FORCE                        Corn                        Corn rootworm
------------------------------------------------------------------------------------------------------------------------

(1) Products may have different brand names depending on the market in which they are sold.

(2) Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine straight (including the trade mark GESAPRIM(R)) in France.

(3) Pursuant to the commitments given to the European Commission, Syngenta has agreed to divest to a third party by way of an exclusive license to manufacture and sell, or an exclusive right to distribute, the molinate-based formulation of ORDRAM(R) SOPRA in France for use on rice until 2008.

(4)  Product distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK)

(5) Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole straight in the EEA to Bayer, under Bayer's own trade name. Syngenta will be permitted to recommence sales of cyproconazole straight, under the ALTO(R) (or other) name in 2005 at the latest.

(6) Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO(R) formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

(7)  Product which is distributed, but not manufactured, by Syngenta.

(8) Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell TILT(R) 250EC and TILT(R) 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.


Selective Herbicides

     In weed control we have a broad line of selective herbicides that control grasses and broad-leaved weeds, suited for most crops with a special emphasis on products for corn and cereals.

Products in development

     o    New cereal herbicide

     o Pyriftalid (APIRO(R)) is for the control of grasses in transplanted rice. APIRO(R) was successfully introduced in South Korea and we have received registrations in Japan where the launch will take place in 2003.

Recently launched products

     o DUAL GOLD(R) and DUAL MAGNUM(R) are replacing our top-selling metolachlor products of the DUAL(R) family. These products contain S-metolachlor, which is used at a 35% to 40% lower rate than metolachlor. This not only reduces the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but decreases the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. It may also be used effectively in combination with other herbicides such as in BICEP
          MAGNUM(R) (S-metolachlor and atrazine) or PRIMAGRAM(R) GOLD(R) (S-metolachlor and terbuthylazine). These products are currently being rolled out worldwide.

     o CALLISTO(TM) was successfully launched in the United States, Germany, France, Italy, Spain, Austria, Holland and other countries. It has received registration in the United States under the reduced risk scheme reflecting its favorable environmental and toxicological profile. This is a pre- and post-emergence herbicide effective against key broad-leaved weeds in corn. It belongs to the novel triketone area of chemistry and complements the grass weed control of DUAL GOLD(R).

     o LUMAX(TM) and CAMIX(TM) are combination products from the Callisto family containing mesotrione, S-metolachlor and Atrazine (LUMAX(TM)) or mesotrione and S-metolachlor (CAMIX(TM)). They are pre-emergence products for the use in corn and provide full spectrum weed control. Both products have received registrations in the United States and are being launched for the 2003 season.

     o ENVOKE(TM) and KRISMAT(R) have been launched in Brazil as new broad-spectrum herbicides in cotton and sugarcane against grasses, dicots and sedges. Syngenta has already received registrations for use on sugarcane in Colombia and some Central American countries (KRISMAT(R)) as well as for use on cotton in Brazil, Argentina and Australia (ENVOKE(TM)). Registration in the United States is expected in 2003.

Key marketed products

     o AATREX(R) and GESAPRIM(R) act mainly against broad-leaved weeds. Although the active substance, atrazine, was introduced in 1957, and accordingly has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. It is currently going through a re-registration process in major markets and has received favorable evaluation in the United States by the EPA's Scientific Advisory Panel on certain toxicological aspects. In France the authorities have withdrawn atrazine registration, effectively stopping ex-industry sales from September 2002. Syngenta, together with other manufacturers, has filed an appeal against this decision.

     o    MILAGRO(R) is distributed on behalf of Isihara Sangyo Kaisha Ltd.
          (ISK) and used post-emergence in corn against grass weeds. It completes the spectrum of our newly launched CALLISTO(TM).

     o TOPIK(R), HORIZON(R), CELIO(R) and DISCOVER(R) are grass herbicides. They provide the broadest spectrum of annual grass control currently available for wheat. To further increase selectivity in cereals the active substance clodinafop is mixed with the safener cloquintocet.

     o BANVEL(R) and MONDAK(R) are herbicides that control broad-leaved weeds in corn and small grain cereals and are used also in turf and ornamentals, pastures and non-crop land. Dicamba has an excellent toxicological and environmental profile. Rights to sell the active substance dicamba in the United States and Canada were sold to BASF in 1996 pursuant to an FTC decision. Syngenta may still sell the active substance dicamba and established products outside the United States and Canada and new products combining dicamba with other active substances worldwide.

     o LOGRAN(R) or AMBER(R) is a post-emergence herbicide for use in small grain cereals that also can be used in transplanted rice. It controls major annual broad-leaved weeds and some grasses. Triasulfuron is absorbed by leaves and roots. It is rapidly transported within the plant and acts by inhibiting biosynthesis of essential amino acids, hence stopping cell division and plant growth.

     o FUSILADE(R) is one of the leading products for post-emergence control of grass weed in broad-leaved crops. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and sugar beet and oilseed rape in Western Europe. The selective action of FUSILADE(R) allows growers to delay application until grass weeds appear, allowing cost-effective weed control.

     o FLEX(R) is a post-emergence selective herbicide for control of broad-leaved weeds in soybeans, complementary to FUSILADE(R).

     o ACHIEVE(R) is a post-emergence selective herbicide which controls grass weeds in wheat and barley.

     o    ORDRAM(R) is an herbicide for control of annual grass weeds in rice.

     o RIFIT(R) is a pre-emergence grass killer for use in transplanted rice. In its safened form, under the trademark SOFIT, it can also be used on wet sown rice.

     o    COLZOR TRIO(R) is a broad-spectrum herbicide for use in oilseed rape.


Non-selective Herbicides

Products in development

     o A new glyphosate combined with IQ(TM) technology is in advanced development for launch in NAFTA and Europe. Besides outstanding efficacy it will provide significant logistics benefits for the users.

Key marketed products

     We have a strong position in the fast-growing non-selective herbicide market.

     o GRAMOXONE(R) is our principal brand name for paraquat, a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world's largest selling herbicides and is our second largest selling product. It has been a best selling product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. GRAMOXONE(R) use has been rapidly expanding in China reflecting the exceptional fit between the product and small holders / tropical agriculture. GRAMOXONE(R) is registered in over 120 countries around the world.

     o TOUCHDOWN(R), a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products, which represents the fastest growing herbicide product sector in the industry. The product has been enhanced by the launch of the IQ(TM) technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN(R) is now registered in over 90 countries, including for use on herbicide tolerant soybeans in the United States.

     o REGLONE(R), a non-selective contact herbicide mainly used as a dessicant to allow easier harvesting and reduce drying costs.

Fungicides

Products in development

     o    New fungicide for fruit and vegetables

Recently launched products

     o ACANTO (TM), a new strobilurin fungicide for early treatment in wheat and barley, is sold in the United Kingdom, Germany, France, Ireland, Austria and Switzerland.

     o RIDOMIL GOLD(R) is based on MEFENOXAM(TM)(1), and acts against late blight and downy mildew diseases. RIDOMIL GOLD(R) is effective at half the use rate of RIDOMIL(R), which benefits users and the environment. It is applied to foliage or soil and is effective on potatoes, grapes, tobacco, vegetables, citrus, soybeans, turf and ornamentals. It has been introduced in major markets and will continue to be rolled out in additional countries.

Key marketed products

     o TILT(R), originally licensed from Janssen, was introduced in 1980 and has developed into our most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole, its active substance, is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf. Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT(R) 250EC and TILT(R) 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

     o SCORE(R), based on difenoconazole, is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include Cercospora, Alternaria, Septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

     o GEOXE(R) is based on the phenylpyrrole fungicide fludioxonil and is used primarily on grapes to control Botrytis, a major disease.

     o UNIX(R) is based on cyprodinil and is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a new mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS(R) and SWITCH(R) are cyprodinil-based formulations which are used on pome fruit (such as apples and pears) or on grapes and vegetables, respectively.

     o ALTO(R) contains the systemic fungicide cyproconazole with broad-spectrum activity, especially against rust and leaf spot in cereals, sugar beet and coffee. Pursuant to the commitments given to the European Commission, Syngenta has granted an exclusive license to manufacture, use and sell cyproconazole straight in the European Economic Area to Bayer, under Bayer's own trade name. Syngenta will be permitted to re-commence sales of cyproconazole straight, under the ALTO(R) (or other) brand name, in 2005 at the latest.

     o AMISTAR(R), a strobilurin fungicide introduced in 1997 and widely launched in 1998 and 1999, is the world's best selling proprietary fungicide and our largest selling fungicide. It is registered for use in over 60 countries and for over 60 crops.

     o BRAVO(R), acquired in 1998, is a world-leading fungicide in terms of sales. With its multi-site mode of action, it is a good partner for AMISTAR(R) and is being increasingly integrated into disease control programs which use both products.

     o MODDUS(R) is based on trinexapac-ethyl, a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugarcane it is a yield enhancer and harvest management tool.

     o SHIRLAN(R) is a fungicide for control of potato blight and other diseases.


Insecticides

     We have concentrated our efforts in insecticides on a portfolio of about ten modern, safe and effective products and are in the process of phasing out some older products that have been superseded by the newer solutions in our range.

Products in development

     o NEMATHORIN(R) is a novel product offering growers a new tool to combat nematodes and soil acting pests that can reduce crop yields. NEMATHORIN(R) delivers the same agronomic benefits as existing products but has a better toxicological and environmental profile. NEMATHORIN(R) was test-marketed in the United Kingdom in 1999 and registration plans are advanced in the United States and Latin America. NEMATHORIN(R) is a registered trademark of Isihara Sangyo Kaisha Ltd.

-----------------
(1) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM(TM) is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Recently launched products

     o ACTARA(R) is highly active at low use rates against a broad spectrum of soil and sucking insects. Thiamethoxam is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It is being developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco. Additional European registrations are expected in 2003.

     o PROCLAIM(R) or AFFIRM(R) provides control of caterpillars on cotton and vegetables, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in its major markets, Japan, Korea, the United States and Australia.

     o CHESS(R) or PLENUM(R) inhibits the feeding mechanism of sucking pests, and can be used in vegetables, cotton, stone fruits, potatoes and ornamentals. Because it is safe for beneficial insects, this product is ideal for use in integrated pest management programs.

Key marketed products

     o VERTIMEC(R) or AGRIMEK(R) contains abamectin, which is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

     o CURACRON(R) is offers good control of caterpillars. It is a broad-spectrum product, and because of its good penetration, sucking insects like mites and trips are also well controlled. The main field of application is in cotton, but it is also used in vegetables, soybeans and potatoes.

     o SUPRACIDE(R) is used to control scale insects in fruits and nuts (e.g., citrus, olives, pome and stone fruits).

     o MATCH(R) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

     o KARATE(R), the world's leading agricultural pyrethroid brand, is our largest selling insecticide. A novel product branded KARATE(R) with ZEON(R) technology was launched in the United States in 1998 and registration approvals and launches in other major markets have continued apace. ZEON(R) technology offers performance benefits and enhanced user and environmental safety.

     o FORCE(R) is the market leader in the corn soil insecticide sector. As the only stand-alone granular pyrethroid launched in this sector, it offers growers both highly effective control of a wide range of pests and an alternative to the older products available in this sector.


Professional Products

     Through professional products, we will expand the use of our crop protection products into additional areas, such as seed treatment and turf and ornamentals products.

Recently launched product

     o CRUISER(R) is a seed treatment brand for the insecticide thiamethoxam. It has systemic activity and provides for a strong and uniform stand establishment in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, trips, jassids, wireworms, flea beetles and leafminers. After having been registered in the United States, several European registrations are expected in 2003.

Key marketed products

Seed Treatment

     The use of seed treatment products is an effective, efficient, and targeted method to protect the seedling and the young plant against diseases and pests during the period when they are most vulnerable. Our broad range of fungicides and insecticides allows us to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important. The following are our major products:

     o DIVIDEND(R) is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level activity. It is safe to the seed and the seedling and provides for a faster germination than other products in the market.

     o APRON(R) XL is a MEFENOXAM(TM)(1)-based product used for the control of seed and soil-borne diseases caused by fungi such as Pythium, Phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM(TM) is also used as a mixing partner for seed protection at low use rates.

     o MAXIM(R) or CELEST(R) is a contact fungicide with residual activity. Derived from a natural compound, the active substance fludioxonil combines crop tolerance with low use rates. Its spectrum covers seed and soil-borne diseases like damping off, bunt, smut and leaf stripe on cereals. Used alone or in mixtures with other active substances, it is also effective on corn, rice, cotton, potatoes and peas.

----------------
(1) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM(TM) is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Turf and Ornamentals

     We offer a range of specialized products for use in turf (golf courses and sports fields), ornamentals (cut flowers, bedding plants and nurseries), vegetation management (roads, railroads and rights-of-way) and for home and garden use. The following are our major products:

     o BARRICADE(R) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

     o PRIMO(R) MAXX is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

     o    AVID(R) is a leading acaricide in ornamentals against mites.

     o Diazinon, a traditional product in the home and garden market, is being phased out over the next two years and will be replaced by pyrethroids and/or thiamethoxam.

     o DACONIL(R) is used on turf in the United States, often on golf courses, where it complements HERITAGE(R).

     o HERITAGE(R) provides broad-spectrum disease control in turf. The major outlet is golf courses.

Other Professional Products

     o ICON(R) is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches. It was the first pyrethroid to be approved for malaria control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

     o IMPASSE(R) is a new innovative technology which offers pre-construction termite control for new homes and buildings. The product was registered in the United States in October 2002 and the company plans to launch the IMPASSE(R) Termite System for the building industry in 2003.

Principal Markets

     The following table sets out sales for the years ended December 31, 2002 and 2001 of our crop protection products by region:

-----------------------------------------------------------------------------
                                           Syngenta Sales
-----------------------------------------------------------------------------
                                      2002                      2001
                           ---------------------      --------------------
                           (US$ million)    (%)       (US$ million)   (%)
Europe & AME                       1,919     37                1870    34
NAFTA                              1,864     35                1887    35
Latin America                        596     11                 677    13
Asia Pacific                         881     17                 951    18
-----------------------------------------------------------------------------
Total                               5260    100                5385   100
-----------------------------------------------------------------------------

     Syngenta sells its products in over 120 countries and has a strong presence in all regions.

Production

     The manufacture of crop protection products can be divided into three phases:

     o    manufacture of the active substance

     o    formulation of products from these active substances

     o    packaging of the products

     Our major production sites for active ingredients are located in Switzerland, the United States and the United Kingdom. While individual active substances are normally produced at one manufacturing site, formulations are produced and packaged at several different strategically located plants, close to the principal markets in which those products are sold. We operate major formulation and packing plants in Belgium, Brazil, China, Colombia, France, India, South Korea, Switzerland, the United Kingdom and the United States.

     We manage our supply chain globally and we manage our supply on a product-by-product basis from raw materials through to delivery to the customer in order to maximize both supply chain efficiency and customer responsiveness. We outsource the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. We have a strategy of maintaining, when available, multiple sources of supply.

     At the merger, significant cost savings were expected to be realized in global manufacturing and supply. Following a review it was proposed that 14 of the 48 manufacturing sites and 6 of the 12 technology centers would be closed over the period 2001-2004. Activities on remaining sites will be realigned in the drive for cost base optimization. These actions are expected to achieve annual fixed cost savings of around US$185 million by 2004. There will be a reduction in the fixed asset base of some US$230 million (net of some US$70 million to be invested). All the 20 closure announcements have already been made. A program for reducing variable costs, including purchasing, will also benefit cost-of-goods-sold. First savings from these programs were realized in the second half of 2002.

Marketing and Distribution

     We have marketing organizations in all our major markets with dedicated sales forces which provide customer and technical service, product promotion and market support. Products are sold to the end user through independent distributors and dealers, most of whom also handle other manufacturers' products. Our products are normally sold through a two-step or three-step distribution chain. In the two-step chain we sell our products to cooperatives or independent distributors, which then sell to the grower as the end user. In the three-step system, we sell to distributors or cooperative unions who act as wholesalers and sell the product to independent dealers or primary cooperatives before on-sale to growers. We also sell directly to large growers in some countries. Our marketing network enables us to launch our products quickly and effectively and to exploit our range of existing products. We focus on the key crop opportunities according to the territory. In a few countries where we do not have our own marketing organization, we market and distribute through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

     Our marketing activities are directed towards the distributors, agricultural consultants and growers. They consist of a broad range of advertising and promotional tools, such as meetings with growers and distributors, field demonstrations, advertisements in specialized publications, direct marketing activities, or information via the Internet. We also are in constant contact with the food and feed chain to evaluate current and future needs and expectations.

     A key element of our marketing is grower support and education. This is particularly important with respect to small growers in developing countries. Over the last five years we have held numerous courses around the world for growers as a result of which tens of thousands have been trained in the safe and sustainable use of crop protection products. We also train agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Research and Development

     Syngenta has major research centers in Basel/Stein, Switzerland; Jealotts Hill, United Kingdom; and Syngenta Biotechnology, Inc., North Carolina, United States ("SBI"). Syngenta's research and development is focused on effective and environmentally friendly grower solutions, including crop protection chemicals, seeds and novel traits through biotechnology. The total spent on research and development in crop protection was US$425 million in 2002 and US$458 million in 2001.

     We are continuously improving the research process, building on well-established platforms in chemistry, biology and biotechnology. Syngenta's investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across seeds, chemicals and traits. Novel tools, methods and information services allow us to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before. We use high throughput screening to test over two hundred thousand compounds each year using in-vivo test systems. Combinatorial chemistry and high-speed synthesis have been advanced in order to prepare a sufficient number of compounds for these tests. A crucial feature is library design, a structured approach to combinatorial chemistry which ensures that the chemical entities possess properties which relate to the desired product profile. Compounds showing promising activity are further characterized in screening systems consisting of a series of project-specific, customized greenhouse and growth-chamber tests, including indicator tests for environmental parameters (e.g., soil persistence, leach ability) and tests to provide early indications of safety issues for humans. Those compounds showing advantages in efficacy and safety over the best commercial standards are broadly evaluated in the field.

     Once we select a compound for development, we test it worldwide on the most important crops under different climatic conditions and in varying soils. In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed. The use of multidisciplinary research teams to refresh the existing product range is key to continued success in the face of competition, even after patent expiry.

     We perform an extensive investigation of all safety aspects involving many tests to ensure the safety of our products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety we seek assurance that the product will not adversely affect soil, water, air, flora and fauna.

     In addition to our own research and development efforts, we have strengthened our business platform through targeted acquisitions. We have also entered into a number of research and development agreements around the world for combinatorial chemical libraries, high throughput screening and follow-up of leads.

Environment

     We designed our environmental management program with the aim of ensuring that our products and their manufacture pose minimal risks to the environment and humans. The crop protection industry is subject to environmental risks in three main areas: manufacturing, distribution and use of product. We aim to minimize or eliminate our environmental risks by using appropriate equipment, adopting "best industry practice" and providing grower training and education.

     The entire chain of business activities, from research and development to end use, operates according to the principles of product stewardship. We are committed voluntarily to the responsible and ethical management of our products from invention through ultimate use. We employ environmental scientists around the world who study all aspects of a product's environmental behavior.

     Specially designed transportation and storage containers are used for the distribution of hazardous products and efficient inventory control procedures minimize the creation of obsolete stocks.

     Regarding risks relating to the use of our products, we have developed a rigorous screening and development process. All active substances and products must meet both our internal standards and regulatory requirements.

     We provide support to growers on a local level such as training in application techniques and assistance in calibrating spray equipment in order to promote safe handling of our products. We extend product stewardship long after sales in several ways, for example, by collecting and safely destroying outdated products, and providing returnable containers to reduce waste.

     Crop protection products are subject to rigorous registration procedures which are aimed at ensuring safe product usage in the field. In addition to complying with these regulatory requirements, we have adopted our own Health, Safety and Environment ("HSE") management system. This provides a clear framework of management processes applicable at all sites, whatever the regulatory requirements in the country in which the site is situated. This HSE system is consistent with international HSE management standards, such as ISO 14001, and is capable of external verification.

     In 2001 the Syngenta Executive Committee and Board agreed our HSE Policy and Commitments. The Policy outlines the HSE issues that Syngenta will address and the Commitments detail the actions we will take. To ensure that the Policy is complied with, all operating units will be audited on a regular basis. Teams made up of internal experts and outside consultants will carry out these audits.

     We maintain a register of sites to identify manufacturing and distribution sites and locations that may have been contaminated in the past. The register is the basis for the allocation of appropriate provisions and action programs regarding measures to be taken. A risk portfolio is prepared for each site and reviewed annually. The risk portfolio is also applied to third-party manufacturers in order to identify and exclude poorly performing companies.

     See Note 29 to Syngenta's consolidated financial statements for a further discussion of environmental matters.

Intellectual Property

     We protect our investment in research and development, manufacturing and marketing through patents, design rights and trademarks. In addition to patent cover for an active substance per se, patent protection may be obtained for processes of manufacture, formulations, assays, mixtures, and intermediates. These patent applications may be filed to cover continuing research throughout the life of a product and may remain in force after the expiry of a product's per se patents in order to provide ongoing protection. The territorial cover of patent filings and the scope of protection obtained varies depending on the circumstances and the country concerned.

     Patents relating to gene-based crop protection and enhancement may cover transgenic plants and seeds gene effects, genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds.

     Registration and re-registration procedures apply in all major markets.

     Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for crop protection products is designed to ensure the protection of the consumer, the grower and the environment.

     Most of our principal markets have regular re-registration procedures for crop protection products. Within certain time periods a product's technical dossier is reviewed with the goal of ensuring that it adheres to all standards, which may have changed or been added to since the product was initially registered. The standards and requested trial protocols change over time. Re-registration of a product or compound may not be granted if the registration package fails to meet the then-current requirements.

     We enforce our intellectual property rights, through litigation if necessary.

Competitive Environment

     The leading companies in the crop protection industry are mainly units of large integrated life sciences or chemical companies based in Western Europe and NAFTA. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for more than 75% of the worldwide market. Syngenta's key competitors include BASF, Bayer, Dow, DuPont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

Seeds

Products

     We develop, produce and market seeds and plants developed in accordance with advanced genetics and related technologies. We sell our products in all major markets.

     Our seed portfolio is one of the broadest in the business, offering over 3,000 varieties and 33 species. In 2002, we had, based on our competitors' public releases to announce their performance, the second largest market share for vegetables and flowers and the third largest for corn, sugar beet and oilseeds based on sales. Since in these public releases not all relevant figures may be published, some estimation with respect to the conclusion regarding our market share is involved.

     Seed products are derived from a germplasm pool and developed further utilizing sophisticated plant-breeding methods. We divide our products into field crops such as corn, soybeans, oilseeds and sugar beet, with US$503 million in sales in 2002, which accounted for 54% of our total seed sales; and vegetables and flowers, with US$434 million in sales in 2002, or 46% of our total seed sales.

     Below are charts showing products in development and recently launched products. Products in development are those we are currently planning to bring to market. Recently launched products are those that we have introduced in the past two years and are growing. Because of the large number of products in our business, these lists are not comprehensive, and merely provide an indication of the large number of new products in our range.

     Syngenta's Plant Science division, described in more detail in the next section, develops most of the transgenic trait products in-house. Other trait products are licensed-in from other biotechnology companies.

------------------------------------------------------------------------------------------------------------------
                                            Products in Development
------------------------------------------------------------------------------------------------------------------

Crop Species                                          Targets
------------                                          -------
Field Crops

Corn                                                  High yield, stress tolerance and improved agronomic traits
                                                      Improved corn borer and broad spectrum insect resistance
                                                      Corn rootworm resistance herbicide tolerance
                                                      Improved processing and/or feed value
                                                      High protein grain

Sunflowers                                            Oil quality (mid-oleic acid)
                                                      Mildew resistance
                                                      Herbicide tolerance (IMI)
                                                      Yield: Stability/Oil content
                                                      Lodging resistance

Oilseed rape                                          High yield hybrids
                                                      Fungal disease resistance
                                                      Standing power
                                                      Winter hardiness
                                                      Low glocosinolate level

Sugar beet                                            High sugar yield
                                                      Improved juice purity
                                                      Disease & virus resistance

Soybeans                                              High yielding varieties
                                                      Cyst nematode-tolerance
                                                      Root knot nematode tolerance

Cotton                                                Verticilium tolerance
                                                      Insect-resistance
                                                      Herbicide tolerance

Cereals                                               Yield
                                                      Agronomic performance & stability
                                                      Superior bread/biscuit quality wheat
                                                      Improved malting quality
                                                      Disease resistance
                                                      Waxy wheat - improved baking quality
                                                      Hybrid barley

Vegetables and Flowers

Tomatoes, lettuce, melons and peppers                 Virus and fungal disease resistance

Tomatoes, peppers                                     Consumer preference traits (e.g., new fruit types, fruit
                                                      quality)

Tomatoes, melons and Brussels sprouts                 Improved shelf life/flavor/aroma

Sweet corn                                            Pest resistance
                                                      Quality

Cabbage                                               Pest resistance
                                                      Disease resistance

Garden beans                                          Virus resistance

Marigold, pansy, vinca                                Larger flower size (for increased retail appeal)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                             Recently Launched Products
------------------------------------------------------------------------------------------------------------------

Product                         Crop Use               Targets                                     Market
-------                         --------               -------                                     ------
Field Crops

NK(R) brand N43-C4              Bt corn hybrid         Insect resistance and herbicide tolerance   NAFTA

NK(R) brand N51-Z7              Bt corn hybrid         Insect resistance and herbicide tolerance   United States

NK(R) brand N33-V5              Bt corn hybrid         Insect resistance and herbicide tolerance   United States

NK(R) brand C23-C1              Corn hybrid            Early maturity                              NAFTA

NK(R) brand S28-W2              Soybean variety        Herbicide tolerant                          NAFTA

NK(R) brand S33-Y2              Soybean variety        Herbicide tolerance and cyst nematode       NAFTA
                                                       resistance

NK(R) brand S56-D7              Soybean variety        Herbicide tolerance and cyst nematode       United States
                                                       resistance, late maturity

Bt-11 corn                      Bt corn hybrids        Corn borer resistance                       Argentina

NK(R) brand Oldham              Corn hybrid            Early corn segment                          North and
                                                                                                   Northeast Europe

NK(R) brand Baxter              Corn hybrid            Mid-late corn segment                       France

UNIPEL(TM)                      Sugar beet seed        Speed of emergence and buffer effect for    United States
                                pellet                 seed treatment

Hilleshog(R)-brand Heracles     Sugar beet seed        Resistance to rhizomania & rhizoctonia      Europe

NK(R) brand NT 6240             Corn hybrid            High yielding hybrid                        Thailand

NK(R) brand Jalisco             Sunflower              High yielding early hybrid                  Spain

NK(R) brand Tecny               Sunflower              High yield                                  France

NK(R) brand Sanay               Sunflower              IMI tolerance                               Turkey

NK(R) brand Toccata             Winter oilseed rape    Fully restored hybrid                       United Kingdom

NK(R) brand Royal               Winter oilseed rape    Fully restored hybrid                       United Kingdom

Vegetables and Flowers

S&G(R) COLOSSUS(TM)             Pansy flower           Larger flower size                          United States

S&G(R) BIRES(R)                 Peppers                Resistance to multiple viruses for winter   Spain
                                                       crops

S&G(R) TYRES(TM)                Tomato                 Virus, fungus and nematode resistance,      Europe
                                                       and high fruit quality

S&G(R) Chinese Cabbage CR       Chinese Cabbage        Crown rot resistance, and good internal     Asia
                                                       color

S&G(R) Taechung Radish          Radish                 Spring sown radish                          Asia

Dulcinea(TM) brand              Personal size          New watermelon concept                      United States
PureHeart(TM) Watermelon        seedless watermelon

X-tray(TM)                      Young plant delivery   Flowers and young plant delivery system     Europe
                                system
------------------------------------------------------------------------------------------------------------------

Products in Development

     We seek to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers. We are currently concentrating on further improvement of traits advantageous to the grower, i.e. input traits. Increasingly we will be seeking to develop seeds with improved traits advantageous to the consumer and the food chain, i.e. output traits such as improved digestibility and net protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils and vegetables with improved flavor, texture and appeal.

Recently Launched Products

     The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

     o S&G(R) TYRES(TM) offers a unique combination of virus tolerance to Tomato Yellow Leaf Curl Virus, as well as other virus, fungus and nematode resistances and fruit quality (shelf life, appearance, taste) and diversity (truss, large sized fruits). This brand new series of hybrids is providing unique solutions in the most important growing areas, where viral diseases have been rapidly expanding over the past three years.

     o S&G(R) Chinese Cabbage CR is a unique offering of very innovative cabbage hybrids with remarkable internal color and resistance to crown rot, a very common disease affecting cabbage crops in many areas of Asia.

     o S&G(R) COLOSSUS(TM) is a true giant pansy, popular throughout the supply chain. Growers appreciate its production efficiency, retailers enjoy its extended shelf life and superior shelf appeal, and consumers respond to its powerful garden display and reliable performance.

     o The S&G(R) X-tray(TM) young plant container was launched in Europe. It is reusable, adapted to robotization, easy to use in transplantation systems and environmentally friendly. The innovative features of Xtray(TM), coupled with the strength of the germplasm and the power of the sales organization, will allow Syngenta to further strengthen its market leadership.


Key Marketed Products

Field Crops

     o Corn. We offer NK(R) corn hybrids in a full range of maturities. These hybrids are characterized by their high yield potential, uniformity and vigor.

     o In addition to a large range of conventional corn hybrids, we offer genetically enhanced Bt corn products. NK(R) YIELDGARD(R) hybrids which have built-in insect protection. (YIELDGARD(R) is a registered trademark of Monsanto Company).

     o Sugar beet. HILLESHOG(R) sugar beet seeds are bred to develop high yielding varieties with good disease tolerance, high sugar content, low soil tare and improved juice purity.

     o Oilseeds. We offer NK(R) sunflowers, soybeans and oilseed rape. Our sunflower seed varieties are bred for high yield as well as disease resistance. Syngenta's soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control. The company's oilseed rape varieties offer good oil production and plant health.

Vegetables and Flowers

     o Vegetables. Under the S&G(R) and ROGERS(R) brands, Syngenta offers a full range of vegetable seeds, including cauliflower, sweet corn, beans, peas, tomatoes, peppers, cucumbers, watermelons, oriental radish, cabbage, squash and melons. The company breeds resilient varieties with high yield potential, which can resist and tolerate pests and diseases. We develop genetics that address the needs of consumers and distributors as well as processors and commercial growers. Newly introduced products include BIRES(R) peppers with resistance to multiple viruses for winter crops, TYRES(TM) tomatoes with virus resistance and high fruit quality and PureHeart(TM) personal sized seedless watermelon.

     o The NewProduce Network(TM) is a start-up venture in the United States with participants from throughout the produce supply chain aimed at capturing down stream value through growing and distributing an assortment of premium produce products. This year NewProduce Network(TM) launched its first commercial product, the PureHeart(TM) watermelon. Over 90,000 cartons of PureHeart(TM) were shipped to various retailers in several western U.S. states. In 2003, distribution will be expanded to target markets throughout the United States, and additional products will be test marketed. Surveys with consumers indicated that the quality and taste meets or exceeds their expectations 90% of the time and 74% of the consumers said they planned to purchase PureHeart(TM) once or twice a month.

     o Flowers. Under the S&G(R) brand, we develop flower seeds, plugs and vegetative multiplication material (such as cuttings) which we sell to commercial growers of horticultural crops. We focus on breeding innovative flower varieties. Our range includes popular bedding plants such as begonia and petunia; houseplants, such as cyclamen and poinsettia; cuttings for the increasing market of hanging baskets such as geranium and verbena; and a wide range of attractive perennials.

Popular leading products are:

o PANSY DELTA(TM), which is popular in the United States for its uniformity across a wide range of colors. There are 27 varieties and 7 designer mixes in this series.

o Geranium Pinto, which is the industry leader in seed geraniums, known for coordinating beautifully in earliness, habit and flower size, as well as a color palette beyond compare.

o PANSY DELTA(TM), which is offered with PREMAGIC(R) and PRENOVA(R) seed technology, the leading pregerminated seed available to commercial greenhouse growers, allowing them to profit from greater efficiency and consistent performance.

Principal Markets

     The following table sets out 2002 and 2001 sales of our seed products by region:

----------------------------------------------------------------------------
                                             Syngenta Sales
----------------------------------------------------------------------------
                                     2002                       2001
                            ---------------------     ----------------------
                             (US$ million)   (%)       (US$ million)    (%)
Europe & AME                          427     46                393      42
NAFTA                                 396     42                404      43
Latin America                          65      7                 88       9
Asia Pacific                           49      5                 53       6
-----------------------------------------------------------------------------
Total                                 937    100                938     100
-----------------------------------------------------------------------------

Production

     Independent contract growers tend and harvest our seed near Syngenta facilities throughout the world. After the harvest, the raw seed is sent to our processing facilities, where it is cleaned, calibrated, treated and packaged. The largest facilities are located in Argentina, Brazil, Canada, France, Hungary, Italy, the Netherlands, Spain, Sweden and the United States. For large seed products, seed production tends to occur as close to the intended markets as possible, in order to match cost effectiveness with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the use season.

     Due to our global presence, we can engage in seed production year-round and reduce the weather-related seed production risk. In addition, because our facilities are located in both the Northern and Southern hemispheres, we can shorten the time from breeder seed to commercial production so that we can produce marketable quantities more quickly than if we were dependent on only one growing season.

     In 2001, Syngenta undertook the establishment of a state of the art seed corn production facility and grower network in Mezotur, Hungary. This project, which was operational for the intake and conditioning of the 2001 Hungary corn seed crop, positioned Syngenta as an industry leader in delivering a reliable cost effective supply of quality corn seed from this key seed production region. In 2002 the Mezotur plant was seen to be functioning extremely satisfactorily and delivering forecasted economies.

Marketing and Distribution

     Our products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK(R), HILLESHOG(R), S&G(R) and ROGERS(R). The NK(R) brand is used for corn, soybean, sunflowers and oilseed rape, and several other special crops. The HILLESHOG(R) brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. The S&G(R) brand is a leading brand for vegetables in Europe, Africa and Asia Pacific, and is known throughout the world for flower seeds and young plants. The ROGERS(R) brand is well known in the Americas to growers and the food-processing industry for vegetable seeds, including peas, beans and sweet corn. Our sales force markets the majority of our brands, servicing customers directly, in partnership with distributors, or through a network of dealers.

     Traditionally, seed and crop protection products were marketed separately. However, to provide integrated crop solutions and services, our seeds business is increasingly working together with our crop protection business to develop joint marketing approaches and initiatives. The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages as the traditional crop protection and seed markets become increasingly inter-related. This strategy is primarily focused on corn, vegetables, cereals and rice which, collectively, represent more than half of crop protection and seed products combined sales. Where beneficial, crop protection and seed sales forces coordinate customer approaches and jointly promote products offering crop solutions that include broad product combinations and services.

Research and Development

     We operate 72 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for more than 17 food crops. Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are located around the world. At these centers, nearly one thousand permanent employees focus research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

     We operate biotechnology and seed research technology sites in Brazil, France, the Netherlands, Sweden and the United States. At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products. Total research and development spending was US$119 million in 2002 and US$112 million in 2001.

     We expect that in the future end users such as livestock feeders, grain processors, food processors and other partners in the food chain will demand specific qualities in the crops they use as inputs. We have entered into a number of targeted alliances with other enterprises, in order to further broaden the germplasm base and develop partnerships that will enable us to create more valuable products. None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases royalties would be payable upon commercial exploitation. However, below we list a sample of the alliances in which we are currently engaged. These include:

     o Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests. The shareholders have mutual rights of first refusal for technology and new varieties.

     In addition, we have entered into a number of research and development agreements with companies and academic institutions around the world. These agreements include the following:

     o Centro Internacional de Agricultura Tropical (Cali, Colombia), for assistance in Geographic Information System ("GIS") by satellites in Latin America.

     o    Wageningen Agricultural University, for GIS technologies for Europe.

Competition

     The main competitive factor remains the quality of the seed and plant germplasm. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. More recently, however, technological advances requiring higher research and development spending, along with price competition brought about by oversupply, have forced new alliances, aggressive product creation and marketing concepts and price competition. This environment favors the companies that have a biotechnological platform and the competition is increasingly differentiated on this basis. At present, Syngenta's leading competitors in terms of sales in the seed market are: Advanta, Bayer, Dow (Mycogen), KWS, Limagrain, Monsanto, Pioneer/DuPont, Sakata, Seminis and Takii.

Intellectual Property

     We maintain the ownership of, and control the use of, our inbreds and varieties by means of intellectual property rights, including, but not limited to, the use of patents, trademarks, limited licenses, trade secrets, plant variety protection certificates and language placed on packaging. The level of protection varies from country to country according to local laws and international agreements. We do not expect that the expiration of patents in the near future will have a material impact on our sales.

Plant Science

     From improved food, to more efficient fiber, to pollution-reducing animal feed, biotechnology holds enormous promise for humanity. While they have had a significant impact on agriculture, the biotechnology products introduced to date only hint at the benefits that are possible for growers and consumers alike. With its strong research capabilities, intellectual resources and leadership across multiple areas of agribusiness, Syngenta is well positioned to realize the potential of this remarkable science.

     In May 2002, Syngenta reinforced its commitment to the future of biotechnology through its Plant Science business (renamed from the New Technology group). The mission of Plant Science is to capitalize upon the company's considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology in the next decade.

     Plant Science directs early stage research and technology expenditure (including genomics) as well as expenditure for development and marketing activities to create new business opportunities. Sharper focus will allow Syngenta to identify the best new ideas in biotechnology and let both strong science and good business judgment drive its investment choices.

Products in Development

     To date, Plant Science generates no income through sales. We expect future income to arise from new product development, licensing and other arrangements. Plant Science will give emphasis to the commercialization of near-term projects that are aligned with the strengths of the Crop Protection and Seeds businesses. Some of the trait products, described here, are within five years of commercial launch.

Sectors                                           Targets
-------                                           -------
Agronomic Traits

Corn                                              Improved corn borer and broad spectrum insect resistance
                                                  Corn rootworm resistance
                                                  Herbicide tolerance
                                                  High yield, stress tolerance and improved agronomic traits

Cotton                                            Insect resistance
                                                  Herbicide tolerance

Cereals                                           Disease resistance
                                                  Waxy wheat - improved baking quality

Rice                                              Insect-resistance
                                                  Herbicide tolerance

Sectors                                           Targets
-------                                           -------
Feed and Crop Processing

Feed processing                                   Increased processing efficiency and pollution reduction by adding phytase in animal feed

Crop processing                                   High amylase corn - increased efficiency for ethanol production

Whole Foods

Banana                                            Longer shelf life banana - benefit not only consumers but also growers, shippers and retailers

Rice                                              Golden Rice - increased levels of beta carotene as potential solution to Vitamin A deficiency for developing world

Tomatoes                                          Enhanced fruit quality
                                                  Virus resistance

Research and Development

     A major component of Syngenta's research and development spending for biotechnology is its genomics program. Syngenta's investment in genomics underpins all of the product outputs, and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across seeds, chemicals and traits. Three advanced centers for biotechnology research, Jealotts Hill in England and TMRI(TM) and SBI in the United States, are dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations. On December 4, 2002, Syngenta and Diversa announced they have formed a broad collaboration to establish a shared biotechnology research platform in genomics and related technologies for new plant science applications, as well as for selected antibody generation and other biopharma product development. Pursuant to the collaboration, in February 2003, Diversa acquired certain technology rights from Syngenta for pharmaceutical applications, in exchange for equity of Diversa. Syngenta will relocate its plant genomics programs, including its pioneering work with the rice genome, from TMRI(TM) to SBI. As part of the transaction, the research center at TMRI(TM) will be closed.

     In addition to Diversa, Syngenta has other external alliances with:

     o University of California, Berkeley: research agreement in genomics and functional genomics with option for exclusive licenses.

     o Centrum voor Plantenveredelings- en Reproductieonderzoek (CPRO): research agreement for insect control principles with exclusivity.

     o University of North Carolina at Chapel Hill: studies on disease resistance mechanisms in plants.

     o Maxygen Inc.: exclusive collaboration relating to gene optimization to provide improved insect, disease and herbicide resistance of oilseeds, vegetables and cereal crops.

Key capabilities in developing transgenic crops are:

     o Ability to find useful genes: Syngenta is capitalizing here on its pioneering work in mapping the rice genome but also accessing external sources through its collaborations with various university labs around the world and through its Diversa collaboration.

     o Plant transformation: This is the process of introducing genes into plants. Pioneering work in this area was done in Syngenta's research center at SBI.

     o Use of marker genes: There has been significant public and regulatory debate over the use of microbial antibiotic resistance as a marker technology. Syngenta has developed and patented an alternative sugar based system trademarked "Positech(R)(TM)" which is widely used by researchers.

     o Trait expression: This is the process of switching on and off genes or regulating them to various levels of expression in different tissues. This is achieved through specialized promoter genes. Syngenta's work with the rice genome has resulted in the discovery and patenting of a wide range of promoter genes.

     o Regulatory capability: All biotechnology products are subject to an intense regulatory scrutiny. An extensive Syngenta network of regulatory specialists around the world ensures continued dialogue with the authorities regarding regulatory dossier submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

     Total research and development spending was US$153 million in 2002 and US$153 million in 2001.

Principal Markets

     The market environment for products enhanced through biotechnology is complex. Use of this innovative technology in agriculture continues to divide opinions around the world. Political and consumer attitudes are polarized: while in the Americas and Asia, benefits such as better protection from pests and improved efficiency for growers are already being realized and widely accepted, in the European Market, consumer acceptance is low and the regulatory framework remains stalled.

Competition

     The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve grower efficiency in crops of corn, soya, cotton and canola. Because of that, access to germplasm as a platform for trait commercialization is a key competitive advantage for winning in biotechnology in the agronomic traits area. For the future, the emphasis will be on developing products that provide benefits to food and feed processors, retail trade and consumers. A competitive advantage for these market sectors will be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors and value extraction.

Intellectual Property

     The intellectual property laws of the countries in which they are made and marketed protect products developed through biotechnology. Syngenta takes advantage of the full spectrum of intellectual property laws, including utility patents, plant variety protection certificates, plant breeders' rights, plant patents, trade secrets, and trademarks. The level and type of protection varies from country to country according to local laws and international agreements. Syngenta has one of the broadest patent and trademark portfolios in the industry. In addition to income from development and commercialization of transgenic products, income is generated from licensing arrangements. Syngenta respects the intellectual property rights of others and will defend its intellectual property rights as necessary.

Government Regulation

     The field-testing, production, import, marketing and use of our products are subject to extensive regulation and numerous government approvals. Government regulations, regulatory systems, and the politics which influence them vary widely among jurisdictions. Obtaining necessary regulatory approval is time consuming and costly, and there can be no guarantee of the timing or success in obtaining approvals.

     If crops grown from seeds developed through biotechnology are not yet approved for import into certain markets, growers in other countries may be restricted from introducing or selling their produce. In addition, because there are markets that have not approved some products, some companies in the grain and food industries have sought to establish supplies of non-genetically-modified crops, or have refused to purchase crops grown from seeds developed through biotechnology. Resulting concerns about trade and marketability of these products may deter farmers from planting them and can result in grower opposition to the introduction of new biotechnology products or approved traits in a new crop even in countries where planting consumption may be fully approved.

Property, Plant and Equipment

     Our principal executive offices are located in Basel, Switzerland. Our businesses operate through a number of offices, research facilities and production sites.

     The following is a summary of the principal establishments of Syngenta:

---------------------------------------------------------------------------------------------------------------------
                                                                         Approximate area
                Locations                      Freehold/Leasehold         (square feet)            Principal Use
---------------------------------------------------------------------------------------------------------------------
Rosental, Basel, Switzerland (1)                    Freehold                    838,400       Headquarters, research

Dielsdorf, Switzerland (5)                          Freehold                  2,306,000       Administration,
                                                                                              marketing, production

Greensboro, North Carolina, USA                     Freehold                  2,970,000       U.S. Headquarters,
                                                                                              production, research

St. Gabriel, Louisiana, USA                         Freehold                 54,663,400       Production

Jealott's Hill, Berkshire, UK                       Freehold                 26,910,000       Research center

Bayport, Texas, USA                                 Freehold                 16,945,350       Production

Monthey, Switzerland                                Freehold                 12,010,000       Production

Huddersfield, West Yorkshire, UK                    Freehold                 10,756,200       Production

Cold Creek, Texas, USA                              Freehold                  9,539,900       Production

Goa, India                                          Freehold                  8,668,000       Production

Grangemouth, Falkirk, UK                            Freehold                  8,000,000       Production

Landskrona, Sweden (2)                              Freehold                  6,610,800       Research, production
                                                                                              and marketing

Greens Bayou, Texas, USA                            Freehold                  5,898,800       Production

Enkhuizen, The Netherlands (2)                      Freehold                  4,305,600       Administration,
                                                                                              research and marketing

Stein, Switzerland                                  Freehold                  1,949,990       Research center

Research  Triangle Park,  North  Carolina,          Freehold                  1,195,300       Research center
   USA

Aigues-Vives, France                                Freehold                  1,538,680 (3)   Production

Nerac, France (2)                                   Freehold                  1,225,800       Production

Saint-Sauveur, France (2)                           Freehold                  1,279,500       Administration,
                                                                                              research

Nantong, China                                     Leasehold                    896,264       Production

Munchwilen, Switzerland                             Freehold                    610,300       Production

Grimsby, UK (6)                                     Freehold                    181,300       Production

La Jolla, California, USA (6)                      Leasehold                     80,000       Research center

Kaisten, Switzerland                                Freehold                     71,000 (4)   Production
---------------------------------------------------------------------------------------------------------------------

(1)  Mixed use for crop protection and seed business.
(2)  Establishment of seed business.
(3)  Only 875,850 square feet are currently used and developed.
(4) Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by third party.
(5)  Production site closure announced.
(6)  Site sale or closure announced.

             ITEM 5 -- OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Overview

     Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as seed treatment and turf and ornamental markets. The Seeds business operates in two high-value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business (formerly New Technology) applying biotechnology to improve growers' yield and food quality. Syngenta aims to be the partner of choice for Syngenta's grower customers with its unparalleled product offerings, creating value for customers and shareholders.

     Syngenta's results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta's industry. Syngenta's results are also increasingly affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

     Syngenta operates globally to exploit its technology and marketing base. Syngenta's largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 38% and 36%, respectively, of consolidated sales in 2002 (2001: 36% and 36%, 2000: 36% and 35%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

     Manufacturing and Research and development are largely based in Switzerland, the United Kingdom and the United States.

     The consolidated financial statements are presented in U.S. dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than U.S. dollars. Approximately 23% of sales in 2002 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling, sales in which currencies together make up around 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in U.S. dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the U.S. dollar, and the relative impact on operating profit may differ from that on sales. In the second half of 2002, the U.S. dollar depreciated against all major currencies including the euro, Swiss franc, British pound sterling and the Japanese yen, and for the full year, sales were marginally (1%) increased by exchange movements compared to 2001 exchange rates, whereas operating profit excluding Special items was reduced by 6%. During 2001, the U.S. dollar appreciated against these currencies and reduced total 2001 sales by 3% compared to 2000. The effects of currency fluctuations have been reduced by risk management activities such as hedging.

     The consolidated financial statements are based upon Syngenta's accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

     Results of operations for the years 2000 to 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions.

Sales by region were as follows:

-------------------------------------------------------------------------------
                                               Year ended December 31,
(US$ million)                            2002            2001           2000
-------------------------------------------------------------------------------

Europe, Africa and Middle East          2,346           2,263          1,747
NAFTA                                   2,260           2,291          1,690
Latin America                             661             765            641
Asia Pacific                              930           1,004            798
-------------------------------------------------------------------------------
Total                                   6,197           6,323          4,876
-------------------------------------------------------------------------------

     2002 and 2001 results represent the results of Syngenta, which has integrated the legacy Novartis agribusiness and Zeneca agrochemicals business. 2000 represents the results for Novartis agribusiness for 2000 plus two months of Zeneca agrochemicals business. The notes to the Financial Highlights explain this in more detail.

Crop Protection

     The Crop Protection market remained difficult in 2002. The recovery in some crop commodity prices towards the end of the year was too late to impact Syngenta sales and it is not yet clear to what extent these prices will be sustained in 2003 and the extent to which this will impact demand and prices of inputs. Reduction in channel inventories also continued through the year in several major markets to align sales more closely to consumption. This was particularly successful in Brazil, where Syngenta also constrained sales to control receivables and reduce credit risk in the face of high economic and exchange rate volatility. The product phase-out program, with 14 further active ingredients withdrawn in 2002, reduced sales by US$129 million but this was more than offset by the successful rollout of the new products noted below. A competitive United States herbicide market was primarily responsible for a 1% decline in price. The weakness of the Brazilian real also reduced prices in U.S. dollar terms.

     New product sales generated 4% sales growth compared to 2001 and more than offset the phase-outs from the range rationalization program. The following new products launched in 2001 gained market penetration and further registrations in new markets were achieved:

     o CALLISTO(R) (mesotrione), a post-emergence corn herbicide with a new mode of action, exceeded expectations in the key United States market and grew strongly in Germany;

     o ACANTO(TM) (picoxystrobin), a new generation strobilurin fungicide, contributed to growth in Germany and the United Kingdom and in the final quarter registration and first sales in the major French market were achieved; and

     o ACTARA(R) and CRUISER(R) (thiamethoxam) also continued to penetrate the insecticide and seed treatment insecticide markets respectively.

     In Europe, Africa and the Middle East, strong sales in Eastern Europe and particularly in Germany offset lower sales in the major French market, where a contracting market, increased fungicide competition and the impact of a heavy phase-out program all adversely affected results.

     In NAFTA, channel inventory reductions, a competitive herbicide market and product range rationalization all contributed to lower sales in the United States, but this was offset by new product-driven growth in Canada and Mexico and Crop Protection sales were only marginally down.

     In Latin America, there was some recovery of sales in Argentina, all on secure terms. In Brazil, sales were deliberately constrained to reduce receivables and channel inventories and pricing was eroded by the significant devaluation of the Brazilian real. Consumption at grower level in Brazil is estimated to have increased.

     Sales in Asia Pacific were lower due to severe drought in Australia, product phase-outs and the reduction in channel inventories in Japan, allied to some consolidation in the multi-layered Japanese distribution network. The growth of non-selective herbicides in China continued.

Seeds

     The Seeds segment had a mixed performance in 2002 and overall sales were flat at constant exchange rates(1).

     Vegetable and flower sales grew in Europe and NAFTA and this compensated for a decline in field crop sales in Brazil and the United States, particularly in corn. Performance across all major crops in Europe was strong.

Syngenta Operating Segments

     Syngenta is organized on a worldwide basis into three operating segments, Crop Protection, Seeds and Plant Science. The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements. The following tables set out sales and operating income by segment for each of the periods indicated:

--------------------------------------------------------------------------
                                             Year ended December 31,
(US$ million)                            2002         2001         2000
--------------------------------------------------------------------------

Sales
Crop Protection                         5,260        5,385        3,918
Seeds                                     937          938          958
--------------------------------------------------------------------------
Total                                   6,197        6,323        4,876
--------------------------------------------------------------------------

Operating Income
Crop Protection                           397          473        1,190
Seeds                                      20           62            3
Plant Science                            (173)        (167)        (125)
Unallocated (merger costs)                  -           (3)         (68)
--------------------------------------------------------------------------
Total                                     244          365        1,000
--------------------------------------------------------------------------

     Operating income in 2002 includes US$396 million of merger and restructuring costs, net of divestment gains substantially related to the integration and restructuring of the combined businesses following the formation of Syngenta in November 2000. In 2001, the equivalent cost was US$277 million. Delivery of the planned synergies is ahead of schedule with US$197 million annual

-----------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

savings in 2002 and cumulative annual savings from 2001 and 2002 of US$362 million. Further details are provided in Notes 6 and 22 to the consolidated financial statements.

     In order to obtain regulatory approval for the merger, Syngenta agreed to divest certain products and product rights. In 2001, completed divestments include the sales of the herbicide propaquizafop, the fungicide flutriafol and the insecticide thiocyclam. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (see Note 6 to the consolidated financial statements).

     In 2000, completed divestments included the sale of the fungicide, Flint. These divestments, in the aggregate, represented approximately US$125 million of sales and US$49 million of operating income for the year ended December 31, 2000 and US$95 million of sales and US$37 million of operating income in the year ended December 31, 1999. These divestments produced a gain of US$785 million in 2000.

     The expense recorded for defined benefit pension plans increased from US$72 million in 2001 (including US$10 million of restructuring costs) to US$117 million in 2002 (including US$33 million of restructuring costs of which US$14 million are non-cash costs) as a result of reductions in the discount rates used to value the benefit obligation and in the expected rate of return on assets, and because the market value of assets was affected in 2001 by the general adverse fall in equity prices.

     The following pages contain references to constant exchange rates (CER). Variances at constant exchange rates are calculated by consolidating the current year results of group entities reported in local currency into U.S. dollars using the average exchange rates used in the prior year, and comparing this with the consolidated results as reported for the prior year.


2002 COMPARED TO 2001

Sales Commentary

     Total Syngenta consolidated sales for 2002 were US$6,197 million, compared to US$6,323 million for 2001. The following table analyzes the decrease in sales of 2% (3% at constant exchange rates (CER(2))):

                                       Full Year                   Growth
-------------------------------------------------------------------------------
(US$ million)                      2002          2001      Actual %    CER(2) %
-------------------------------------------------------------------------------

Crop Protection                   5,260         5,385          - 2         - 3
Seeds                               937           938            -           -
--------------------------------------------------------------------------------
Total                             6,197         6,323          - 2         - 3
--------------------------------------------------------------------------------

Crop Protection Sales

Growth rates in the following narrative compare 2002 actual results with 2001 actual results and are at constant exchange rates (CER(2)) unless otherwise stated.

Commentary on product performance

                                       Full Year                   Growth(1)
-------------------------------------------------------------------------------
                                   2002          2001
Product Line                US$ million   US$ million      Actual %    CER(2) %
--------------------------------------------------------------------------------
Selective herbicides              1,606         1,722          - 6         - 7
Non-selective herbicides            650           687          - 2         - 3
Fungicides                        1,398         1,392            -         - 1
Insecticides                        855           944          - 7         - 7
Professional products               585           522            6           5
Others                              166           118           19          13
--------------------------------------------------------------------------------
Total                             5,260         5,385          - 2         - 3
--------------------------------------------------------------------------------

     Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and control weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact.

     Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality.

     Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

     Professional products are herbicides, insecticides and fungicides used in markets such as seed treatment, public health, and turf and ornamentals.

-----------------
(1) Product line variances take into account minor reclassifications made in 2002.
(2) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Selective Herbicides: major brands BICEP(R) MAGNUM, CALLISTO(R), DUAL(R) MAGNUM, FLEX(R), FUSILADE(R), TOPIK(R)

     Total sales declined for three main reasons: price pressure, largely in the United States, accounted for US$47 million; range rationalization of US$32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO(R) reached US$103 million following a strong first full season of marketing; this more than offset the decline in DUAL(R)/ BICEP(R) MAGNUM due to the competitive US market. In soybeans, sales of FLEX(R) and FUSILADE(R) were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK(R) declined in France, and in Canada and Australia due to drought.

Non-selective Herbicides: major brands GRAMOXONE(R), TOUCHDOWN(R)

     Continued strong growth of TOUCHDOWN(R) IQ(TM) in the United States was offset by lower sales in Brazil. New marketing programs for GRAMOXONE(R) in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE(R) after the United States.

Fungicides: major brands ACANTO(TM), AMISTAR(R), BRAVO(R), RIDOMIL GOLD(R), SCORE(R), TILT(R), UNIX(R)

     First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO(TM), resulted in sales of US$40 million. This more than offset reduced sales of AMISTAR(R), the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the United States, Japan and Brazil. Sales growth of SCORE(R), in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL(R), BRAVO(R) and TILT(R). Underlying sales growth in fungicides was impacted by the phase-out of older products (US$28 million).

Insecticides: major brands ACTARA(R), FORCE(R), KARATE(R), PROCLAIM(R), VERTIMEC(R)

     ACTARA(R) achieved sales of US$87 million, with broad-based growth and a particularly strong performance in the United States. Sales of KARATE(R) benefited from strong growth in KARATE(R) ZEON(R) in Germany. Reduced cotton plantings in Australia and the United States combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs (US$35 million).

Professional Products: major brands CRUISER(R), DIVIDEND(R), HERITAGE(R), ICON(R), MAXIM(R)

     Seed Treatment sales sustained very strong growth with sales of CRUISER(R) more than doubling to US$54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM(R) continued in the United States and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs (US$29 million). Public Health sales were down due to reduced tenders for ICON(R).

Commentary on regional performance

                                       Full Year                   Growth
-------------------------------------------------------------------------------
                                   2002          2001
Regional                    US$ million   US$ million      Actual %    CER(1) %
--------------------------------------------------------------------------------

Europe, Africa and Middle East    1,919         1,870            3           -
NAFTA                             1,864         1,887          - 1         - 1
Latin America                       596           677         - 12        - 12
Asia Pacific                        881           951          - 7         - 7
--------------------------------------------------------------------------------
Total                             5,260         5,385          - 2         - 3
--------------------------------------------------------------------------------

     Sales in Europe, Africa and the Middle East were unchanged. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy phase-out program which all adversely affected sales.

     In NAFTA, sales continued to grow in Canada and Mexico. In the United States strong new product growth was offset by the adverse effects of channel de-stocking, lower prices from a competitive herbicide market and product phase-outs.

     In Latin America, Syngenta continued to apply a tight credit policy in the face of economic uncertainty and exchange rate volatility in Brazil and worked to reduce channel stocks to bring sales more in line with farmer usage. This resulted in a deliberate sales volume reduction compounded by lower U.S. dollar equivalent prices from the weaker Brazilian real. Sales on secure terms in Argentina showed good recovery from 2001 levels.

     Sales in Asia Pacific were reduced by channel de-stocking in Japan, where there has been some consolidation within the multi-layered channel, and the impact of severe drought in Australia. Product phase-outs reduced sales by US$17 million.

----------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Seeds Sales

Growth rates in the following narrative compare 2002 actuals with 2001 and are at constant exchange rates (CER(1)) unless otherwise stated.

Commentary on product performance

                                       Full Year                   Growth
-------------------------------------------------------------------------------
                                   2002          2001
Product line                US$ million   US$ million      Actual %    CER(1) %
--------------------------------------------------------------------------------
Field Crops                         503           530          - 5         - 4
Vegetables and Flowers              434           408            6           5
--------------------------------------------------------------------------------
Total                               937           938            -           -
--------------------------------------------------------------------------------

Field Crops: major brands NK(R) corn, NK(R) oilseeds, HILLESHOG(R) sugar beet

     Sales of NK(R) corn declined as growth in Europe was more than offset by increased penetration of herbicide-tolerant corn in the United States and significantly lower sales in Brazil. Oilseed sales increased slightly with a strong performance in sunflowers in Eastern Europe and growth in Latin America more than offsetting reduced soybean sales in the United States. With new germplasm, HILLESHOG(R) sugar beet performed well in a declining European market. Sales of genetically modified products were stable and accounted for 17% of total Seeds sales.

Vegetables and Flowers: major brands S&G(R) vegetables, ROGERS(R) vegetables, S&G(R) flowers

     S&G(R) vegetables sales continued to grow with particularly strong results from peppers, tomatoes and melons in Europe though partly offset by some decline in South Korea.

     Sales of S&G(R) flowers increased primarily in Europe where the full commercialization of the proprietary X-tray(TM) System for young plants provided strong growth.

Commentary on regional performance

                                       Full Year                   Growth
--------------------------------------------------------------------------------
                                   2002          2001
Regional                    US$ million   US$ million      Actual %    CER(1) %
--------------------------------------------------------------------------------
Europe, Africa and Middle East      427           393             8           8
NAFTA                               396           404           - 2         - 2
Latin America                        65            88          - 26        - 26
Asia Pacific                         49            53           - 8         - 8
--------------------------------------------------------------------------------
Total                               937           938             -           -
--------------------------------------------------------------------------------

     Sales in Europe, Africa and the Middle East grew across all major crops, but with particularly strong achievements in vegetables, flowers, corn and sunflowers.

     In NAFTA, declines in corn and soybean sales more than offset growth in vegetables and flowers.

     The significant sales decline in Latin America reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the risk reduction strategy.

     Growth in Asia Pacific field crop sales, particularly in India, was more than offset by a decline in vegetable sales in South Korea and Japan.

Operating Income

     Unless stated otherwise, the following discussion is based on operating income excluding Special items.

Operating income excluding Special items

                                       Full Year                   Growth
-------------------------------------------------------------------------------
(US$ million, except growth %)     2002          2001      Actual %    CER(1) %
--------------------------------------------------------------------------------
Crop Protection                     745           738            1           4
Seeds                                68            71          - 4          10
Plant Science                      (173)         (167)         - 3           -
--------------------------------------------------------------------------------
Total                               640           642            -           5
--------------------------------------------------------------------------------

----------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Crop Protection Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                Total             Special items         Excluding Special items
--------------------------------------------------------------------------------------------------------------------
                                                                                                           % growth
(US$ million, except growth %)               2002       2001       2002      2001        2002      2001       CER(1)
--------------------------------------------------------------------------------------------------------------------
Sales                                       5,260      5,385          -         -       5,260     5,385         - 3
Cost of goods sold                         (2,681)    (2,740)         -         -      (2,681)   (2,740)          6
--------------------------------------------------------------------------------------------------------------------
Gross profit                                2,579      2,645          -         -       2,579     2,645         - 2
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                       49%        49%                              49%       49%

Marketing and distribution                   (909)      (948)         -         -        (909)     (948)          6
Research and development                     (425)      (458)         -         -        (425)     (458)         10
General and administrative                   (500)      (501)         -         -        (500)     (501)        - 6
Merger and restructuring costs,
net of divestment gains                      (348)      (265)      (348)     (265)          -         -
--------------------------------------------------------------------------------------------------------------------
Operating income                              397        473       (348)     (265)        745       738           4
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        8%         9%                              14%       14%

     As a percentage of sales, gross profit remained stable in 2002 despite the adverse effects from the strengthening of the Swiss franc and British pound sterling against the U.S. dollar and lower U.S. dollar equivalent prices in Brazil. At constant exchange rates(1) gross profit would have been 0.6% higher than 2001, largely from synergy cost savings. Operating income increased by 1% in 2002 to US$745 million as cost savings more than offset the impact of lower sales, and at constant exchange rates(1) was 4% higher.

     Special items are merger and restructuring costs, net of divestment gains. In 2002 these restructuring costs are associated with the continued implementation of the synergy programs, and in 2001 represent merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. In 2001, mandated product divestment gains were US$75 million. The restructuring programs and related costs are discussed in more detail later in this section.

     Compared to 2001, marketing and distribution costs reduced by 6% at constant exchange rates(1), and research and development costs reduced by 10%, both primarily due to the savings associated with synergy programs. General and administrative costs increased by 6% at constant exchange rates(1), largely due to the cost of projects initiated in 2002 to enhance business processes and systems; this was offset by the inclusion of exchange hedging gains of US$43 million, which are excluded from the CER variance.

     Crop Protection operating income for 2002 benefited from US$23 million of gains (2001: loss of US$9 million) on disposals of fixed assets. A final royalty payment of US$20 million under a license agreement with Pfizer Inc. which has now expired, was received during 2002, and is shown in General and administrative. Income from this license in 2001 was US$25 million.

Seeds Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                Total             Special items         Excluding Special items
--------------------------------------------------------------------------------------------------------------------
                                                                                                            % growth
(US$ million, except growth %)               2002      2001         2002      2001       2002      2001        CER(1)
--------------------------------------------------------------------------------------------------------------------
Sales                                         937       938            -         -        937       938            -
Cost of goods sold                           (451)     (459)           -         -       (451)     (459)           2
--------------------------------------------------------------------------------------------------------------------
Gross profit                                  486       479            -         -        486       479            2
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                       52%       51%           -         -         52%       51%

Marketing and distribution                   (237)     (230)           -         -       (237)     (230)         - 1
Research and development                     (119)     (112)           -         -       (119)     (112)         - 4
General and administrative                    (62)      (66)           -         -        (62)      (66)           8
Merger and restructuring costs,
net of divestment gains                       (48)       (9)         (48)       (9)         -         -
--------------------------------------------------------------------------------------------------------------------
Operating income                               20        62          (48)       (9)        68        71           10
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        2%        7%                                7%        8%

     Gross profit as a percentage of sales increased by almost 1% over 2001 due to strong growth in the high-margin Vegetables and Flowers businesses in Europe and continued cost containment initiatives in supply chain management. Excluding the effects of exchange rates(1), costs below gross profit were flat overall and the gross profit improvement generated 10% higher operating income.

     Marketing and distribution expenses increased by 1% to US$237 million.

     Research and development expenses increased 4% for the year, partly with increasing costs to register GM products and as the business took over full control of the Orynova operation in Japan.

---------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

     General and administrative expenses decreased in all regions, with the consolidation of non-customer facing back-office activities across the different Seeds crops contributing to the 8% reduction.

     Special items in 2002 are cash restructuring costs related to Orynova and the South Korean business and the impairment of tangible and intangible assets, relating to South Korea and other smaller Seeds acquisitions. Cash restructuring costs in the above total US$6 million.

Plant Science Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                Total             Special items         Excluding Special items
--------------------------------------------------------------------------------------------------------------------
                                                                                                           % growth
(US$ million, except growth %)               2002      2001        2002      2001        2002      2001       CER(1)
--------------------------------------------------------------------------------------------------------------------
Sales                                           -         -           -         -           -         -           -
Cost of goods sold                              -         -           -         -           -         -           -
--------------------------------------------------------------------------------------------------------------------
Gross profit                                    -         -           -         -           -         -           -
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -         -                                 -         -           -

Marketing and distribution                      -         -           -         -           -         -           -
Research and development                     (153)     (153)          -         -        (153)     (153)          3
General and administrative                    (20)      (14)          -         -         (20)      (14)       - 30
Merger and restructuring costs,
net of divestment gains                         -         -           -         -           -         -
--------------------------------------------------------------------------------------------------------------------
Operating income                             (173)     (167)          -         -        (173)     (167)          -
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -         -                                 -         -

     Operating losses showed little change compared to 2001 as the synergy benefit in lower research costs was offset by higher spending in readying the business for commercialization.


Restructuring Programs

     Following the formation of Syngenta on November 13, 2000, Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in one-time cash charges of some US$1,000 million, and annual cost savings of around US$625 million by the end of 2005. By the end of 2002, annual cost savings totaled US$362 million and cash costs totaled US$725 million.

     Cost of goods sold realized savings of US$60 million in 2002 due to the restructuring of global manufacturing and supply. Further closures of manufacturing sites and technology centers were initiated during 2002, and activities at remaining sites are being realigned for cost base optimization.

     Selling, general and administration expenses realized savings of US$91 million due to additional synergy delivery and the full year effects of the integration of sales forces and administrative functions carried out in 2001.

     Cost reduction in research and development reflects the continuing intersite rationalization and focusing of research activity.

     In addition to the above programs, Syngenta has initiated plans to restructure certain parts of the Seeds business, acquired before the formation of Syngenta, where performance has not been in line with expectations. In particular, restructuring plans are in place for the South Korean Seeds business and the European cereals business. The cost of the rationalization, including impairment of tangible and intangible fixed assets acquired of US$40 million, totals US$48 million.

     Total restructuring charges in 2002 comprised US$248 million of integration, synergy and restructuring costs, US$134 million of fixed asset impairments, and US$14 million of non-cash accounting write-offs incurred in relation to defined benefit pension plans as a direct result of restructuring initiatives. The net charge was US$396 million.


Financial Expense, Net

     Financial expense, net was 24% lower than 2001. Strongly positive operating cash flows reduced net debt(1) by US$548 million, and group financing arrangements were enhanced by centralization of debt and reduction of cash balances leading to improved management of interest rates, increased control over credit and relationships as well as an increase in the sourcing of cost-effective financing.


Taxes

     The tax rate on ongoing operations was 39%(1) in 2002 (2001: 42%(1)). The estimated credit on Special items was 26%(1) as tax relief is not available for all restructuring costs, in particular the impairment of goodwill. The total effective tax rate was 141%(1), higher than the 68%(1) recorded in 2001 mainly due to the higher level of restructuring charges in 2002.

---------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

     During 2002, Syngenta reviewed the realizability of the net deferred tax asset related to its Brazilian Crop Protection operations to take into account the effect of the depreciation in value of the Brazilian real. As a result, the valuation allowance against this deferred tax asset was increased by US$27 million. The effect of this charge on Syngenta's effective tax rate on ongoing operations for 2002 was offset by the tax benefits associated with projects to improve the efficiency for tax purposes of the way Syngenta conducts its operations.


Net Income

     Net income, before Special items of US$396 million as defined in Note 3 to the Financial Highlights, was 19% higher than the comparable figure before Special items for 2001. This increase is primarily due to much reduced financing costs and the lower tax rate. Operating income before Special items was stable compared to 2001, but 5% higher at constant exchange rates(1). The acceleration in restructuring charges, particularly as the integration of production and research activities gathered pace, meant that a net loss of US$27 million was recorded after Special items.


Other Supplementary Income Data

     EBITDA(1) excluding Special items increased 2% in U.S. dollar terms and 5% when the effects of currency are excluded (CER(1)) due to lower costs and benefits of improved product mix through range rationalization more than offsetting the impact of the lower sales. The relatively higher proportion of Swiss franc and British pound sterling costs compared to sales meant that exchange rates adversely affected EBITDA whilst marginally increasing sales. EBITDA as a percentage of sales increased by 0.8% to 18.6%.


2001 COMPARED TO 2000

Statutory and Proforma numbers

     In order to understand both the effect of the acquisition of Zeneca agrochemicals business by Novartis agribusiness to form Syngenta, and also the underlying business performance in 2001 compared to 2000, Syngenta management considers that it is necessary to present 2000 financial information both on a statutory consolidated basis, and on a proforma basis.

     The statutory consolidated basis, referred to as "statutory" in the tables that follow, is prepared on the basis described in Note 1 to the Financial Highlights, and is in accordance with International Financial Reporting Standards (IFRS).

     The proforma basis, referred to as "proforma" in the tables that follow, assumes that both legacy businesses merged from January 1, 1999, and excludes all products which have been divested in compliance with competition authority mandates for the formation of Syngenta. The proforma figures are reconciled to statutory figures in Appendix A to this section.

Sales Commentary

Statutory

On a statutory basis, total Syngenta consolidated sales for 2001 were US$6,323 million, compared to US$4,876 million for 2000. The following table demonstrates how the increase in sales of 33% at constant exchange rates (CER) arose:

                                                   Full Year                                Growth
--------------------------------------------------------------------------------------------------------------------
(US$ million, except growth %)                 2001               2000             Actual %             CER(1) %
--------------------------------------------------------------------------------------------------------------------
Crop Protection                               5,385              3,918                   37                  41
Seeds                                           938                958                  - 2                   2
--------------------------------------------------------------------------------------------------------------------
Total                                         6,323              4,876                   30                  33
--------------------------------------------------------------------------------------------------------------------

     The 41% rise in Crop Protection sales is primarily because of the impact of a full year of Zeneca agrochemicals business sales being contained in the 2001 sales; 2000 contains Zeneca agrochemicals business sales for November and December 2000 only.

     Aside from this, the ex-Novartis Crop Protection business sales declined 9% in 2001.

     Adverse currency effects impacted total sales by 3%.

The commentary on sales that follows is on a proforma basis.

----------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Crop Protection Sales

Growth rates in the following narrative compare 2001 actual results with proforma 2000 and are at constant exchange rates (CER)(1) unless otherwise stated.

Commentary on product performance

                                                         Full Year                             Growth
-------------------------------------------------------------------------------------------------------------------
                                                    Actual         Proforma(1)
                                                      2001               2000
Product line                                   US$ million        US$ million         Actual %           CER(1) %
-------------------------------------------------------------------------------------------------------------------
Selective herbicides                                 1,722              1,841              - 6                - 3
Non-selective herbicides                               687                760             - 10                - 5
Fungicides                                           1,392              1,541             - 10                - 5
Insecticides                                           944              1,069             - 12                - 6
Professional products                                  522                558              - 6                - 4
Others                                                 118                119              - 1                  -
-------------------------------------------------------------------------------------------------------------------
Total                                                5,385              5,888              - 9                - 5
-------------------------------------------------------------------------------------------------------------------

Selective Herbicides: major brands BICEP(R) MAGNUM, CALLISTO(R), DUAL(R) MAGNUM, FLEX(R), FUSILADE(R), TOPIK(R)

     In corn herbicides, sales of the market-leading brands of DUAL(R)/BICEP(R) MAGNUM were up slightly and the successful mid-season first introductions of CALLISTO(R) in Europe and the United States resulted in sales of US$27 million. In cereals, sales of the grass herbicide TOPIK(R) grew strongly following the successful full launch in the United States and a sustained performance in Western Europe. FUSILADE(R), also for grass control, benefited from the delayed acceptance of herbicide tolerant soybeans in Brazil. Lower sales in Argentina and of smaller and older brands led to the overall reduction in selective herbicides.

Non-selective Herbicides: major brands GRAMOXONE(R), TOUCHDOWN(R)

     The successful launch of TOUCHDOWN(R) IQ(TM) in the United States underpinned strong growth for the TOUCHDOWN(R) brand in this market. This more than offset lower sales in Argentina and Brazil where the company has maintained its tight credit policy. The first full year of GRAMOXONE(R) production at the new Nantong plant, combined with the expansion of the field force, resulted in further sales growth in China; this did not fully compensate for declines in the United States, due to a reduced burndown market, and in Latin America.

Fungicides: major brands AMISTAR(R), RIDOMIL GOLD(R), SCORE(R), TILT(R), UNIX(R)

     Sales of AMISTAR(R), the largest product in the fungicide portfolio, were up 3%, benefiting from introductions in new crops, particularly in the United States and Canada. SCORE(R), a vegetable and rice fungicide, continued to grow strongly in both Asia and Latin America. These performances were insufficient to offset the unfavorable market conditions during the year, particularly for cereal crops in Northern Europe and non-field crops in North America, which resulted in reduced treatments for UNIX(R), TILT(R) and RIDOMIL GOLD(R).

Insecticides: major brands ACTARA(R), FORCE(R), KARATE(R), PROCLAIM(R), VERTIMEC(R)

     ACTARA(R) grew strongly during the year following launches in the United States, Japan and India. Sales of PROCLAIM(R) sustained good growth following a second successful year for cotton in Australia. KARATE(R) sales were lower overall as volume increases were insufficient to offset price competition in the U.S. cotton market. VERTIMEC(R) sales were reduced by increased competition in the acaricides market. Overall sales were down due to lower sales in Argentina and the continued phase-out of less profitable, older and third party products.

Professional Products: major brands AVID(R), BARRICADE(R), CRUISER(R), DIVIDEND(R), HERITAGE(R), ICON(R), MAXIM(R)

     Sales in Seed Treatments increased; CRUISER(R), the new insecticide seed treatment, and the fungicide seed treatments, DIVIDEND(R) and MAXIM(R), sustained good growth. Turf and Ornamental sales declined as a result of low pest and disease pressure in the important U.S. market. Reduced tenders for the insecticide ICON(R) impacted the Public Health business.

Commentary on regional performance

                                                        Full Year                              Growth
-------------------------------------------------------------------------------------------------------------------
                                                    Actual          Proforma(1)
                                                      2001                2000
Regional                                       US$ million         US$ million        Actual %            CER(1) %
-------------------------------------------------------------------------------------------------------------------
Europe, Africa and Middle East                      1,870               1,991              - 6                - 2
NAFTA                                               1,887               2,008              - 6                - 6
Latin America                                         677                 850             - 20               - 19
Asia Pacific                                          951               1,039              - 8                  1
-------------------------------------------------------------------------------------------------------------------
Total                                               5,385               5,888              - 9                - 5
-------------------------------------------------------------------------------------------------------------------

-------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

     Sales in Europe, Africa and the Middle East were affected by the adverse market conditions in Western Europe. Good sales growth was sustained in Eastern Europe.

     In NAFTA, good sales growth in Canada and Mexico was insufficient to offset the adverse effects of reduced U.S. acreages, a competitive U.S. cotton market and drought, which reduced markets in western and southern horticultural areas. In addition, there were inventory reductions in the distribution channel.

     In Latin America, the maintenance of Syngenta's tight credit policy has resulted in a deliberate sales reduction, with encouraging growth in direct marketing to large growers in Brazil insufficient to offset the overall decrease.

     Sales in Asia Pacific in the second half of the year benefited from changes in distribution arrangements and downstream moves, primarily in Japan with the acquisition of Tomono Agrica, Australia and the Philippines, and the increased sales in China of GRAMOXONE(R).


Seeds Sales

Growth rates in the following narrative compare 2001 actual results with proforma 2000 and are at constant exchange rates (CER) unless otherwise stated.

Commentary on product performance

                                                        Full Year                              Growth
-------------------------------------------------------------------------------------------------------------------
                                                    Actual          Proforma(1)
                                                      2001                2000
Product Line                                   US$ million         US$ million        Actual %            CER(1) %
-------------------------------------------------------------------------------------------------------------------
Field Crops                                          530                552               - 4                   -
Vegetables and Flowers                               408                406                 1                   5
-------------------------------------------------------------------------------------------------------------------
Total                                                938                958               - 2                   2
-------------------------------------------------------------------------------------------------------------------

Field Crops: major brands NK(R) corn, NK(R) oilseeds, HILLESHOG(R) sugar beet

     Sales of corn were unchanged; NK(R) corn grew strongly following successful launches of new hybrids in both Europe and Brazil while sales in NAFTA declined partly due to the decrease in corn acreage. Oilseeds sales were up, with sales of soybeans and sunflower seeds growing strongly in the Americas and Eastern Europe respectively. HILLESHOG (R) sugar beet performed well in a declining European market. The divestment of sorghum in 2000 accounted for over 1% of the reduction in total Field Crop sales. Sales of genetically modified product continued to grow and accounted for 17% of total sales.

Vegetables and Flowers: major brands S&G(R) vegetables, ROGERS(R) vegetables, S&G(R) flowers

     Strong sales growth was achieved especially in S&G(R) vegetables. Sales in Europe (with notable contributions from peppers, tomatoes, melons and leeks), Asia and Brazil all increased; subdued demand and heavy competition hampered performance in NAFTA.

     Sales of S&G(R) flowers increased in Europe; in NAFTA sales were slightly lower in a highly competitive market.

Commentary on regional performance

                                                        Full Year                              Growth
-------------------------------------------------------------------------------------------------------------------
                                                    Actual          Proforma(1)
                                                      2001                2000
Regional                                       US$ million         US$ million        Actual %            CER(1) %
-------------------------------------------------------------------------------------------------------------------
Europe, Africa and Middle East                    393                387                  2                 11
NAFTA                                             404                429                - 6                - 6
Latin America                                      88                 85                  4                  5
Asia Pacific                                       53                 57                - 7                  3
-------------------------------------------------------------------------------------------------------------------
Total                                             938                958                - 2                  2
-------------------------------------------------------------------------------------------------------------------

     Sales growth in Europe, Africa and the Middle East was driven by success in vegetables, corn and oilseeds.

     In NAFTA, reduced acreages in corn and sugar beet and difficult market conditions in vegetables and flowers all contributed to the sales decline.

     In Latin America, principally Brazil, growth was achieved across the product range.

     Strong growth in vegetables sales in Thailand and Australia resulted in increased sales in Asia Pacific at constant exchange rates(1).

---------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Operating Income

     Unless stated otherwise, the following discussion is based on operating income excluding Special items.

     To improve transparency, items classified at merger as corporate have been reallocated to the three reporting segments, with the exception of merger costs which are classed as unallocated.

Operating income excluding Special items

                                                 Full Year                                   Growth
--------------------------------------------------------------------------------------------------------------------
                                                                 2000
(US$ million, except growth %)              2001            statutory               Actual %               CER(1) %
--------------------------------------------------------------------------------------------------------------------
Crop Protection                              738                  666                     11                    18
Seeds                                         71                    3                  2,267                 2,700
Plant Science                               (167)                (125)                  - 34                  - 34
--------------------------------------------------------------------------------------------------------------------
Total                                        642                  544                     18                    26
--------------------------------------------------------------------------------------------------------------------

Crop Protection Operating Income

Statutory

--------------------------------------------------------------------------------------------------------------------
                                                                                           Excluding Special
                                                Total               Special items                items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                  2000                  2000
(US$ million, except growth %)               2001  statutory        2001 statutory       2001  statutory   % growth
--------------------------------------------------------------------------------------------------------------------
Sales                                       5,385      3,918           -         -      5,385      3,918         37
Cost of goods sold                         (2,740)    (1,946)          -         -     (2,740)    (1,946)      - 41
--------------------------------------------------------------------------------------------------------------------
Gross profit                                2,645      1,972           -         -      2,645      1,972         34
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                       49%        50%                              49%        50%

Marketing and distribution                   (948)      (754)          -         -       (948)      (754)      - 26
Research and development                     (458)      (312)          -         -       (458)      (312)      - 47
General and administrative                   (501)      (240)          -         -       (501)      (240)     - 109
Merger and restructuring costs, net
of divestment gains                          (265)       524        (265)      524          -          -          -
--------------------------------------------------------------------------------------------------------------------
Operating income                              473      1,190        (265)      524        738        666         11
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        9%        30%                              14%        17%

     As a percentage of sales, gross profit of 49% in 2001 decreased by just over 1% from 2000. Operating income increased by 11% in 2001 to US$738 million. In addition to the effect of the acquisition of Zeneca agrochemicals business, improvements in the product mix and the phasing-out of older and third party products were offset by an aggregate price decline.

     Special items are material items that management regards as requiring separate disclosure to provide a more thorough understanding of ongoing business performance, and in 2001 and 2000 were merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. Special items in 2001 were a net cost of US$265 million. Special items in 2000 were a net gain of US$524 million due to significant gains on mandated divestments. The restructuring program and related costs are discussed in more detail later in this section.

     Marketing and distribution expenses increased in 2001 by 26% to US$948 million as 2001 included a full 12 months of Zeneca agrochemicals business. Marketing and distribution expenses as a percentage of sales decreased slightly to 18% as cost savings resulting from the merger were realized.

     Research and development expenses increased by 47% in 2001 to US$458 million. As a percentage of sales, Research and development remained flat at 8%. 2001 charges included 12 months of the ex-Zeneca research sites while 2000 included only 2 months.

     General and administrative expenses increased by 109% in 2001 to US$501 million, principally due to the inclusion of twelve months of Zeneca agrochemicals business in 2001 and the associated amortization of goodwill arising on the acquisition. As a percentage of sales, General and administrative expenses increased to 9%. General and administrative expenses were affected by a number of one-off sundry other income and expense items, including additional provisions against trade receivables in Argentina.

--------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Proforma

--------------------------------------------------------------------------------------------------------------------
                                                                                           Excluding Special
                                                 Total             Special items                  items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                 2000                   2000    % growth
(US$ million, except growth %)               2001  proforma(1)     2001 proforma(1)      2001  proforma(1)     CER(1)
--------------------------------------------------------------------------------------------------------------------
Sales                                       5,385      5,888          -         -       5,385      5,888         - 5
Cost of goods sold                         (2,740)    (3,014)         -         -      (2,740)    (3,014)          6
--------------------------------------------------------------------------------------------------------------------
Gross profit                                2,645      2,874          -         -       2,645      2,874         - 5
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                       49%        49%                              49%        49%

Functional expenses(1)                     (1,907)    (2,008)         -         -      (1,907)    (2,008)          3
Merger and restructuring costs, net
of divestment gains                          (265)       591       (265)      591           -          -           -
--------------------------------------------------------------------------------------------------------------------
Operating income                              473      1,457       (265)      591         738        866         - 9
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        9%        25%                              14%        15%

     In comparison with the 2000 proforma results, gross profit decreased by 5%, reflecting the difficult weather conditions in Europe and the United States and the self-imposed sales constraints in Latin America. Gross profit increased slightly as a percentage of sales due to improvements in the product mix and synergy savings, which were sufficient to offset an aggregate price decline.

     Functional expenses decreased by 3%, reflecting savings due to the merging of duplicate functions in many countries.

     Operating income was reduced by 9% because of the adverse pressures on sales and prices mentioned above, but due to cost saving measures declined by only 1% as a percentage of sales.


Seeds Operating Income

Statutory

--------------------------------------------------------------------------------------------------------------------
                                                                                             Excluding Special
                                                   Total            Special items                  items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                  2000                  2000
(US$ million, except growth %)                2001 statutory        2001 statutory        2001 statutory    % growth
--------------------------------------------------------------------------------------------------------------------
Sales                                          938       958           -         -         938       958         - 2
Cost of goods sold                            (459)     (496)          -         -        (459)     (496)          7
--------------------------------------------------------------------------------------------------------------------
Gross profit                                   479       462           -         -         479       462           4
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        51%       48%          -         -          51%       48%

Marketing and distribution                    (230)     (235)          -         -        (230)     (235)          2
Research and development                      (112)     (103)          -         -        (112)     (103)        - 9
General and administrative                     (66)     (121)          -         -         (66)     (121)         45
Merger and restructuring costs,
net of divestment gains                         (9)        -          (9)        -           -         -           -
--------------------------------------------------------------------------------------------------------------------
Operating income                                62         3          (9)        -          71         3       2,267
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                         7%        -                                 8%        -

     Operating income increased by 2,267% in 2001 to US$71 million and overall gross profit increased by 4%, from US$462 million in 2000 to US$479 million in 2001. The increases were due to strong growth in the high-margin Vegetables business and the realization of the benefits of rationalization of non-priority crops undertaken in 2000.

     Marketing and distribution expenses decreased by 2% to US$230 million.

     The overall increase in Research and development expenses to US$112 million was 9% for the year. However, as a percentage of sales, Research and development costs were flat at about 12%.

     General and administrative expenses decreased by 45% to US$66 million in 2001 mainly because of sustained cost reduction resulting from the 2000 crop rationalization restructuring initiatives mentioned above.

-------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Proforma

--------------------------------------------------------------------------------------------------------------------
                                                                                            Excluding Special
                                                   Total            Special items                  items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                  2000                  2000   % growth
(US$ million, except growth %)                2001 proforma(1)      2001 proforma(1)      2001  proforma      CER(1)
--------------------------------------------------------------------------------------------------------------------
Sales                                          938       958           -         -         938       958           2
Cost of goods sold                            (459)     (496)          -         -        (459)     (496)          5
--------------------------------------------------------------------------------------------------------------------
Gross profit                                   479       462           -         -         479       462          10
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        51%       48%          -         -          51%       48%

Functional expenses (1)                       (408)     (459)          -         -        (408)     (459)          8
Merger and restructuring costs,
net of divestment gains                         (9)        -          (9)        -           -         -           -
--------------------------------------------------------------------------------------------------------------------
Operating income                                62         3          (9)        -          71         3       2,700
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                         7%        -                                 8%        -

     In comparison with 2000 proforma results, gross profit increased by 10%, and by 3% as a percentage of sales. Strong growth in high-margin vegetables was the main contributor to the increased profitability.

     Successful cost reductions resulted in a decrease in functional expenses of 8% that, together with the increase in the profit margin noted above, were the main drivers of the large increase in the 2001 operating income.


Plant Science Operating Income

Statutory

--------------------------------------------------------------------------------------------------------------------
                                                                                           Excluding Special
                                                  Total           Special items                   items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                 2000                  2000
(US$ million, except growth %)               2001  statutory      2001  statutory        2001 statutory    % growth
--------------------------------------------------------------------------------------------------------------------
Sales                                           -          -         -          -           -         -           -
Cost of goods sold                              -          -         -          -           -         -           -
--------------------------------------------------------------------------------------------------------------------
Gross profit                                    -          -         -          -           -         -           -
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -          -                                -         -

Marketing and distribution                      -          -         -          -           -         -           -
Research and development                     (153)      (122)        -          -        (153)     (122)       - 25
General and administrative                    (14)        (3)        -          -         (14)       (3)      - 367
Merger and restructuring costs,
net of divestment gains                         -          -         -          -           -         -           -
--------------------------------------------------------------------------------------------------------------------
Operating income                             (167)      (125)        -          -        (167)     (125)       - 34
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -          -                                -         -

     Operating losses increased by 34% to US$167 million in 2001. This is mainly because 2001 includes a full year's charges for Zeneca research and technology sites as opposed to two months of charges in 2000, which is also the reason for the difference between the statutory and proforma for Plant Science.

Proforma

--------------------------------------------------------------------------------------------------------------------
                                                                                            Excluding Special
                                                   Total             Special items                 items
--------------------------------------------------------------------------------------------------------------------
                                                        2000                  2000                  2000   % growth
(US$ million, except growth %)                2001 proforma(1)      2001 proforma(1)      2001 proforma(1)    CER(1)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                    -         -           -         -           -         -          -
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -         -           -         -           -         -          -

Functional expenses (1)                      (167)     (176)          -         -        (167)     (176)         3
Merger and restructuring costs,
net of divestment gains                         -         -           -         -           -         -          -
--------------------------------------------------------------------------------------------------------------------
Operating income                             (167)     (176)          -         -        (167)     (176)         3
--------------------------------------------------------------------------------------------------------------------
as a percentage of sales                        -         -                                 -         -

     In comparison with 2000 statutory results, investment in Plant Science remained steady. 2001 versus 2000 proforma spending on research and technology was relatively unchanged.

------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Merger and Restructuring Programs

     Following the formation of Syngenta on November 13, 2000 Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in annual cost savings of US$625 million per annum by the end of 2005. Synergy plans were increased in 2002 from the previously projected cost savings of US$525 million and the forecasted one-time restructuring cash cost of US$900 million was increased to US$1,000 million. For 2001, the cost savings totaled US$165 million.

     Cost of goods sold realized savings of US$50 million due to the restructuring of global manufacturing and supply. About half of the planned closures of manufacturing sites and technology centers were initiated by the end of 2001 and activities at remaining sites are being realigned for cost base optimization.

     Selling, general and administration expenses realized savings of US$95 million as the integration of sales forces and administrative functions were quickly effected following the merger.

     Research and development expenses realized savings of US$20 million due mainly to the closure of the Western Research Center in California. Cost reduction in Research and development reflects the continuing intersite rationalization and focusing of research activity.

     In 2001, restructuring charges comprised US$269 million of integration and synergy costs, US$86 million of asset impairments and US$3 million of merger costs. Gains of US$6 million were realized on the release of provisions previously charged to income and US$75 million were realized on the disposal of products divested in response to competition authorities' requirements. The net charge was US$277 million.

The following commentary is only on a statutory basis.


Financial Expense, Net

     Financial expense, net increased by US$164 million in 2001 as compared to 2000, an increase of 193%, mainly due to the effect of debt arising on the acquisition of Zeneca agrochemicals business and the carve-out of Novartis agribusiness from Novartis AG.

     US$99 million of the increase is the swing to currency losses of US$54 million in 2001 from gains of US$45 million in 2000, caused mainly by the revaluation of foreign currency balances within the Syngenta Group.

     Interest expense increased by US$100 million largely due to debt incurred on the formation of Syngenta and the increased cost of borrowing in Latin America. In Brazil, increased interest expense was partially offset by an increase in interest income of US$26 million, much of which is interest implicit in sales prices to customers with extended credit terms.


Taxes

     The tax rate on normal trading operations was 42%(1) in 2001, decreased from an estimated 48%(1) in 2000. Of this 42%, 9% is due to the non-deductible goodwill amortization associated with the acquisition accounting for Zeneca agrochemicals business. The credit received on restructuring costs was at a rate of 32% with the result of an overall tax rate of 68% in 2001, increased from 37% in 2000. The 37% tax charge in 2000 benefited from the effect of tax-efficient mandated product divestments.


Net Income

     Net income as a percentage of total sales was 0.5% in 2001 compared to 11.6% in 2000. This decrease is primarily due to the impact of non-recurring gains in 2000 from product divestments mandated by the competition authorities prior to the acquisition of Zeneca agrochemicals business and the poor trading environment in 2001.


Other Supplementary Income Data

Statutory

     EBITDA(1) decreased 29% from US$1,312 million in 2000 to US$936 million in 2001. EBITDA as a percentage of sales decreased from 27% in 2000 to 15% in 2001, substantially as a result of special gains related to mandated divestments experienced in 2000. EBITDA excluding Special items increased to US$1,127 million in 2001 from US$856 million in 2000. As a percentage of sales, EBITDA excluding Special items increased to 17.8% in 2001.

----------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Proforma

     EBITDA(1) excluding Special items decreased 6% from US$1,195 million in 2000 to US$1,127 million in 2001, although there was no change in constant currency terms(1). As a percentage of sales, EBITDA excluding Special items increased to 17.8% in 2001.


OTHER INFORMATION

Foreign operations and foreign currency transactions

     Syngenta's subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

     The Argentine peso is the functional currency of Syngenta's subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in U.S. dollars into Argentine pesos. This affected Syngenta's currency exposure profile. In response to this, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

     The Brazilian real is the functional currency of Syngenta's subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the U.S. dollar. To reduce its exposure to risks associated with the devaluation, Syngenta has altered local financing arrangements, applied credit restrictions to customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any further devaluation remains uncertain. Syngenta is not able to estimate the effect of any further devaluation of the Brazilian real on operating income in future periods.


Liquidity and capital resources

     Syngenta's principal sources of liquidity consist of cash generated from operations and third-party debt available through unsecured non-current bonds, commercial paper and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2002, 2001 and 2000 of US$232 million, US$288 million and US$756 million respectively. At December 31, 2002, 2001 and 2000, Syngenta had current financial debts of US$1,207 million, US$1,420 million and US$3,085 million respectively, and non-current financial debts of US$925 million, US$1,116 million, and US$100 million respectively. As a result of the cash flow generated by operating activities Syngenta's debt to debt plus equity gearing ratio(1) (which takes into account debt-related derivative net assets of US$229 million (2001: US$29 million)) has declined to 28% at the end of 2002 (end of 2001: 35%).

Capital Markets and Credit Facilities

     Funds for Syngenta's working capital needs were available during the year from a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") that matures in 2005. As of December 31, 2002 Syngenta had utilized US$48 million under the Credit Facility, leaving US$2,452 million available for future requirements. The company's policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and a commercial paper program. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European inter-bank markets, and Syngenta's credit rating.

     On July 10, 2001, Syngenta issued (euro)800 million 5-year Eurobonds with a coupon rate of 5.5% and (euro)350 million 2-year Floating Rate Notes in replacement of banking facilities.

     On December 15, 2000, Syngenta entered into a US$2,500 million Global Commercial Paper program. Syngenta began issuing Euro commercial paper in March 2001. As of December 31, 2002 US$221 million of Commercial Paper is in issue.

     Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non-current financial debts contain only general and financial default covenants, with which Syngenta is in compliance.

     Commitments for capital expenditure at December 31, 2002 are US$32 million. On November 5, 2002, Syngenta South Asia AG, a 100% subsidiary of the Syngenta group, announced an offer to buy the publicly held minority interest of Syngenta India Limited for Indian Rupees (INR) 130 per share. If all minority shareholders accept the Syngenta offer, Syngenta will be required to pay US$42 million. This will be financed from the credit facilities described above. The offer closed on January 28, 2003, at which time acceptances had been received to give Syngenta control over approximately 84% of the shares.

--------------------
(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Financial Results

The following table sets out certain information about the cash flow for each of the periods indicated:

--------------------------------------------------------------------------------------
                                                         Year ended December 31,
(US$ million)                                         2002         2001        2000
--------------------------------------------------------------------------------------
Cash flow from operating activities                    802          548         610
Cash flow from/(used for) investing activities        (260)        (122)      1,045
Cash flow from/(used for) financing activities        (607)        (868)       (968)
--------------------------------------------------------------------------------------

Cash Flow from Operating Activities

2002 compared to 2001

     In 2002, cash flow from operating activities totaled US$802 million, an increase of US$254 million compared to 2001. This increase reflects improved working capital ratios and is after US$135 million of voluntary additional pension contributions, which were made to improve the funded status of defined benefit pension funds which have been adversely affected by falls in equity prices. Syngenta aims to continue to reduce working capital levels in the future, but does not expect a similar rate of improvement in working capital ratios in 2003 as achieved in 2002.

2001 compared to 2000

     In 2001, cash flow from operating activities totaled US$548 million, a decrease of US$62 million compared to 2000. This decrease reflects significant cash payments arising from the formation of Syngenta and the resulting restructuring, net of increased cash flows from improved operating performance helped by lower working capital in 2001.

Cash Flow from/(used for) Investing Activities

2002 compared to 2001

     In 2002, cash flow used for investing activities increased by US$138 million from 2001, totaling US$(260) million. The cash outflow is derived from US$165 million of capital expenditures and investments of US$166 million, net of proceeds from disposals of US$71 million.

     Expenditure on new and improved property, plant and equipment decreased from US$253 million in 2001 to US$165 million in 2002.

     In 2001 an investment was made to obtain worldwide, exclusive product rights to the insecticide, thiamethoxam, and the payment of US$120 million was made in 2002. Other investment expenditures related mainly to software licenses.

     Business divestment proceeds in 2002 decreased to US$11 million, derived mainly from the sale of the selective herbicide, racer, compared to divestment proceeds of US$195 million in 2001. Other proceeds are from the sale of fixed assets.

2001 compared to 2000

     In 2001, cash flow from investing activities totaled US$(122) million, a decrease of US$1,167 million compared to 2000. The prior year inflow results from proceeds from divested assets of US$825 million and cash inflows of US$387 million from business acquisitions in 2000. The net cash outflow of US$122 million is primarily the result of divestment proceeds of US$195 million, investments of US$88 million and capital expenditure of US$253 million.

     Divestment proceeds of US$195 million result from sale of the herbicides sulcotrione and propaquizafop, the fungicide flutriafol and the insecticide thiocyclam. The divestments of sulcotrione, propaquizafop and flutriafol were required in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. The thiocyclam divestment resulted from product range rationalization.

     Investments relate principally to additional investments in Sakata seeds, the acquisition of the remaining shareholding in CC Benoist SA (previously held as an associate) and the buyout of the minority shareholdings in Syngenta Crop Protection Sdn.Bhd, Malaysia, Syngenta Crop Protection Ltd, Thailand and Tomono Agrica KK, Japan.

Investment in Property, Plant and Equipment

     Syngenta continues to make investments in the form of new and improved property, plant and equipment. Capital expenditures for the years ended December 31, 2002, 2001 and 2000 were US$165 million, US$253 million and US$185 million, respectively.

Cash Flow from/(used for) Financing Activities

2002 compared to 2001

     In 2002, cash flow used for financing activities included dividends paid of US$54 million and decreased by US$261 million to US$(607) million. The net change in cash and cash equivalents was US$(56) million compared to US$(468) million in 2001. Cash flow from operating activities was primarily used to repay financial debt.

2001 compared to 2000

     In 2001, cash flow used for financing activities decreased by US$100 million to US$(868) million. In 2000 Syngenta repaid debt and equity formerly provided to Novartis agribusiness and Zeneca agrochemicals business, by Novartis AG and AstraZeneca Plc respectively. In addition Syngenta repurchased approximately 9.99% of its outstanding common stock immediately following the listing of Syngenta shares at a total cost of US$524 million.

     In 2001, Syngenta issued (euro)800 million 5-year Eurobonds with a coupon rate of 5.5% and (euro)350 million 2-year floating rate notes in replacement of current financial debt.

     The US$868 million repayment of financial debt comprised a reduction of current debt of US$609 million, repayment of trade receivables factored with recourse of US$137 million, and payment of US$140 million to Novartis AG resulting from the purchase of assets from Novartis Agricultural Discovery, Inc., which were partly offset by financing inflows of US$18 million.


Research and development

     Syngenta has major research centers in Basel and Stein, Switzerland; Jealotts Hill, England; and Syngenta Biotechnology, Inc., North Carolina, United States.

     There are two principal elements to Syngenta research. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

     To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology programs: Genomics; Discovery; Crop Protection Research; Crop Genetics Research; and Health Assessment and Environmental Safety. These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

     Syngenta development scientists work to establish the biological potential of lead research compounds, obtain product registrations and bring plant varieties to the market that meet the needs of farmers, as well as their customers in the food supply chain.

     Development involves extensive field tests as part of the health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations.

     In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs.

     As part of the synergy program, and in order to meet commercial targets and to create a sustainable and dynamic R&D foundation for the future, this year has seen a program of streamlining and restructuring across the various R&D sites. Strategic "centers of excellence" have been developed, giving each site a unique role and defined scientific expertise and resource. Implementation of this simplified structure now gives an increased focus on research output.

     Activities are now focused in key sites in Switzerland, the United Kingdom and the United States:

-    Basel and Stein (Switzerland): Crop protection research

- Jealott's Hill and Central Toxicology Laboratory (U.K.): Discovery and bio-performance research; regulatory studies and toxicology

-    Syngenta Biotechnology Inc. (U.S.): Crop genetics research and genomics

     The total spent on Research and development was US$697 million in 2002, US$723 million in 2001 and US$537 million in 2000. Syngenta's investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across seeds, chemicals and traits. Attribution of Research and development costs for 2002 was US$425 million for Crop Protection, US$119 million for Seeds and US$153 million for Plant Science, including crop traits introduced through biotechnology.

     In addition to Syngenta's own Research and development efforts, Syngenta has also entered into a number of alliances and Research and development agreements.

     There are no off-balance sheet financing transactions associated with Research and development activity.

Off-balance sheet arrangements, contractual obligations, commitments and contingent liabilities

     At December 31, 2002, Syngenta had the following contractual obligations to make future payments in the following periods:

--------------------------------------------------------------------------------------------------------------------
                                                                      Payments due by period
                                     Notes to
                                       the
                                    financial
                                    statements                   Less than                                More than
(US$ million)                       reference           Total       1 year   1 - 3 years  3 - 5 years       5 years
--------------------------------------------------------------------------------------------------------------------
Financial debt                             20         2,132         1,207            57          858            10
Interest on financial debt                               93            31            50           12             -
Operating lease payments                   29            42            13            20            5             4
Unconditional purchase obligations         29           442           133           160          111            38
Long-term research agreements              29            31            11            16            4             -
--------------------------------------------------------------------------------------------------------------------
                                                      2,740         1,395           303          990            52
--------------------------------------------------------------------------------------------------------------------

     A significant portion of financial debt bears interest at a variable rate. The interest payments on this debt have not been included in the above table as they are variable rate and are therefore not capable of being described accurately as commitments.

     The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it were to terminate the agreements before their expiry date.


U.S. GAAP

     Syngenta's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

     For the year ended December 31, 2002, the net loss under IFRS was US$27 million, compared to a net loss of US$165 million under U.S. GAAP.

     For the year ended December 31, 2002, goodwill continued to be amortized under IFRS, but for U.S. GAAP Syngenta adopted the impairment-only goodwill accounting method required by SFAS 142. Goodwill amortization of US$53 million charged under IFRS was therefore added back in calculating U.S. GAAP net income. U.S. GAAP net income was, however, reduced compared to IFRS net income by the amortization and impairment of intangible assets recognized for Crop Protection product rights on acquisition of Ciba-Geigy in December 1996. As mentioned below, this business combination was accounted for as a uniting of interests under IFRS. Therefore, no intangible assets were recognized for IFRS when the business combination occurred, and consequently no amortization or impairment has been charged to IFRS net income in 2002 in respect of these assets. An impairment charge of US$83 million was recorded in respect of these product rights under U.S. GAAP as the result of rationalization of the Crop Protection product portfolio, which, following the creation of Syngenta, includes the former Zeneca product range.

     The process and method of testing goodwill for impairment under IFRS and U.S. GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under U.S. GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income, in respect of goodwill allocated to Seeds operations, has been added back in determining U.S. GAAP net income.

     The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and U.S. GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non-current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders' equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta has recorded an impairment of US$53 million in 2002 U.S. GAAP net income in relation to these assets.

     For the year ended December 31, 2001, net income under IFRS was US$34 million, compared to a net loss of US$(247) million under U.S. GAAP. The main reasons for the difference were differences in the application and incidence of purchase accounting between IFRS and U.S. GAAP, which caused differences to arise on both the purchase accounting for Zeneca agrochemicals business and on other acquisitions.

     For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and U.S. GAAP treatments of the purchase accounting for Zeneca agrochemicals business was US$(288) million. The main items causing the difference include the accounting treatment of the assembled workforce, in-process Research and development, restructuring charges and the adjustment of fair values. The purchase price for Zeneca agrochemicals business was allocated at December 31, 2000 on a preliminary basis, and the allocation was finalized during 2001, as explained in detail in Note 33 of the consolidated financial statements. Under IAS 22, information arising in the post-acquisition allocation period which gives additional evidence as to the fair value of assets and liabilities at the acquisition date is required to be used for the purposes of adjusting fair values at the acquisition date. However, under U.S. GAAP, additional conditions must be fulfilled in order for such information to result in an adjustment to the purchase price allocation. If these conditions are not met, the changes must be recognized in the income statement.

     The most significant of the purchase accounting differences arising in 2001 on the acquisition of Zeneca agrochemicals business was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS 22, but to an impairment loss of US$(282) million for U.S. GAAP under SFAS 121.

     For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and U.S. GAAP treatments of the purchase accounting for other acquisitions was US$(141) million. This difference mainly arises because the accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under U.S. GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests; however, for U.S. GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore is accounted for as a purchase. In 2001 Syngenta has reviewed the recoverability of intangible assets related to marketed products assumed in the Ciba-Geigy business combination reported within the Crop Protection segment, as part of the product range rationalization process following the acquisition of Zeneca agrochemicals business. The most significant items within the US$(141) million include (i) the U.S. GAAP amortization of the fair values arising under from the Ciba-Geigy purchase accounting, (ii) an impairment loss of US$16 million, which has been recognized in the current year pursuant to SFAS 121 in U.S. GAAP net income in respect of a certain product, and (iii) a divestment gain recognized under IFRS has been reduced under U.S. GAAP, by US$21 million, to adjust the U.S. GAAP carrying value previously attributed to a divested product.

     The incremental difference in deferred tax expense of US$136 million under U.S. GAAP is primarily related to the income tax benefit arising on the purchase accounting adjustments mentioned above.

     The increased adjustment between IFRS and U.S. GAAP in fiscal year 2000 primarily related to purchase accounting for Zeneca agrochemicals business. In addition to this purchase accounting difference of US$271 million, differences relating to deferred taxes and stock-based compensation increased by US$36 million and US$12 million, respectively.

     The income statement effect of purchase accounting for Zeneca agrochemicals business under U.S. GAAP resulted primarily from the treatment of in-process Research and development. Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price. Therefore, these amounts are included in goodwill, which is amortized over its expected useful life. U.S. GAAP requires the separate identification of in-process research and development as a component of the purchase price allocation. In accordance with U.S. GAAP, Syngenta has expensed in-process Research and development in connection with the acquisition of Zeneca agrochemicals business totaling US$365 million in 2000. This incremental expense is net of restructuring costs of US$93 million that were included as fair value adjustments in the purchase price allocation for Zeneca agrochemicals business under U.S. GAAP, but were charged to expense under IFRS.

     The incremental difference in deferred tax expense under U.S. GAAP primarily relates to the income tax benefit on the restructuring costs discussed above. As with the restructuring costs, the income tax benefit is included in the determination of net income under IFRS, but is included as a fair value adjustment under U.S. GAAP. Increased expense under U.S. GAAP for stock-based compensation plans of US$12 million resulted from the adjustment of stock option strike prices intended to preserve the economic value of those options relative to that value prior to the spin-off.


Critical accounting policies

     Note 2 of the consolidated financial statements describes Syngenta's accounting policies in detail. The application of many of these policies necessarily requires judgment to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered "critical", in that significant management judgment is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

Adjustments for doubtful receivables

     Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as "bad debts". Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. The level of inventory in the distribution channel can also affect collection. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

     Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Environmental provisions

     Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior year experience in remediation of contaminated sites.

     When an obligation is first identified to clean up one of Syngenta's manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta's most significant manufacturing assets are located in Switzerland, the United Kingdom and the United States. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Impairment

     Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is estimated as the present value of future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on our estimated weighted average cost of capital, together with any risk premium determined appropriate.

     (i)  Intangible assets: Product rights

     In determining the value in use of product rights it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product's marketability and registration in the relevant jurisdictions and the product's life. These assumptions are reviewed annually as part of management's budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

     (ii) Tangible assets: Property, plant and equipment

     The value in use of Syngenta's property, plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life.

Defined benefit pensions

     The assumptions used to measure the expense and liabilities related to Syngenta's defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgment with respect to the following matters, among others:

-    the probable long-term rate of increase in pensionable pay;

-    the probable average future service lives of employees;

-    the probable life expectancy of employees;

- the extent to which the mix of investments in funded pension plans in the period will resemble or will differ from existing arrangements when investment policy is under review, and the timing of any changes;

- the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

     The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods.

Effect of new accounting pronouncements

     The effect of new accounting pronouncements is described in Note 34 to the consolidated financial statements.


Introduction of the euro

     On January 1, 1999, the euro was introduced in 11 member states of the EU participating in the European Monetary Union ("EMU") as a common legal currency alongside the national currencies (each, a "legacy currency") of the participating countries. On January 1, 2002, euro-denominated bills and coins were successfully introduced in the participating countries, and the legacy currencies have ceased to be legal tender. Syngenta did not experience any operational or technological difficulties with regard to the introduction of the euro. Switzerland is not a member of the EU or a participant in the EMU. The foreign currency exposures from transactions in Swiss francs, British pounds sterling or other currencies outside the EMU have not been affected by the introduction of the euro and will depend on actual exposure at the time of risk assessment.


Recent developments

     Note 35 to the consolidated financial statements provides details of events which have occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 19, 2003) that would require adjustment to or disclosure in the consolidated financial statements. The transaction with Diversa referred to in
Note 35 was completed on February 21, 2003.


Future prospects

     Syngenta expects that the defined benefit pension expense it will record in 2003, excluding the effects of any further restructuring initiatives which may be announced, will be higher than the 2002 charge, excluding restructuring costs. This is due to the effect of the performance of financial markets in 2002 on the discount rate, plan asset values and resulting actuarial losses which have to be taken into account in measuring 2003 defined benefit pension expense. This, together with increased insurance costs from a hardening insurance market, will add an estimated US$55 million to costs relative to 2002 and hold back progress in EBITDA margin in 2003.

     Expenditure on the US$1,000 million integration synergy program will continue in 2003.

                                                                     Appendix A


Reconciliation of Non-GAAP Figures to Equivalent GAAP Figures

For improved clarity, we are providing definitions of non-GAAP measures and, where necessary, reconciliations of non-GAAP measures to the appropriate GAAP measure.


Definitions of Non-GAAP Measures

Working capital is total current assets less total current liabilities.

Capital expenditure is additions to property, plant and equipment.

Functional expenses are the sum of Marketing and distribution, Research and development, and General administrative expenses.

Constant Exchange Rates. We compare results from one period to another period in this report using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior period's exchange rates, rather than the exchange rates for this year. See Note 30 to the Consolidated Financial Statements for information on average exchange rates in 2002, 2001 and 2000. For example, if a British entity reporting in pounds sold (pound)1 million of products in 2002 and 2001, our financial statements would report US$1.493 million of revenues in 2002 (using 0.67 as the rate, which was the average exchange rate in 2002) and US$1.449 million in revenues in 2001 (using 0.69 as the rate, which was the average exchange rate in 2001). The CER presentation would translate the 2002 results using the 2001 exchange rates and indicate that underlying revenues were flat. We present this CER information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Reconciliation of 2000 Proforma Figures to Equivalent GAAP ("statutory") figures

Crop Protection Sales - Product Performance

-------------------------------------------------------------------------------------------------------------------
                                                                                        Zeneca
                                                                                 agrochemicals
                                                                 Sales of             business
                                                                 mandated          results for
                                             Proforma          divestment      period prior to           Statutory
(US$ million)                                    2000       products 2000     acquisition date                2000
-------------------------------------------------------------------------------------------------------------------
Product line
Selective herbicides                             1,841                 204                (577)             1,468
Non-selective herbicides                           760                   -                (638)               122
Fungicides                                       1,541                  95                (560)             1,076
Insecticides                                     1,069                  14                (323)               760
Professional products                              558                  17                (169)               406
Others                                             119                   -                 (33)                86
-------------------------------------------------------------------------------------------------------------------
Total                                            5,888                 330              (2,300)             3,918
-------------------------------------------------------------------------------------------------------------------

Crop Protection Sales - Regional Performance

-------------------------------------------------------------------------------------------------------------------
                                                                                        Zeneca
                                                                                 agrochemicals
                                                                 Sales of             business
                                                                 mandated          results for
                                             Proforma          divestment      period prior to           Statutory
(US$ million)                                    2000       products 2000     acquisition date                2000
-------------------------------------------------------------------------------------------------------------------
Regional
Europe, Africa and Middle East                   1,991                205                (828)               1,368
NAFTA                                            2,008                101                (850)               1,259
Latin America                                      850                 17                (319)                 548
Asia Pacific                                     1,039                  7                (303)                 743
--------------------------------------------------------------------------------------------------------------------
Total                                            5,888                330              (2,300)               3,918
--------------------------------------------------------------------------------------------------------------------

Seeds Sales - Product Performance

--------------------------------------------------------------------------------------------------------------------
                                                                    Proforma                            Statutory
(US$ million)                                                           2000       Adjustments               2000
--------------------------------------------------------------------------------------------------------------------
Product line
Field Crops                                                              552                 -                552
Vegetables and Flowers                                                   406                 -                406
--------------------------------------------------------------------------------------------------------------------
Total                                                                    958                 -                958
--------------------------------------------------------------------------------------------------------------------

Seeds Sales - Regional Performance

--------------------------------------------------------------------------------------------------------------------
                                                                   Proforma                              Statutory
(US$ million)                                                          2000       Adjustments                 2000
--------------------------------------------------------------------------------------------------------------------
Regional
Europe, Africa and Middle East                                          387                 -                  387
NAFTA                                                                   429                 -                  429
Latin America                                                            85                 -                   85
Asia Pacific                                                             57                 -                   57
--------------------------------------------------------------------------------------------------------------------
Total                                                                   958                 -                  958
--------------------------------------------------------------------------------------------------------------------

Crop Protection Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                                              Zeneca        Proforma
                                                                       agrochemicals  adjustment for
                                                                            business    amortization
                                                          Mandated       results for     of goodwill
                                           Proforma    divestments   period prior to  and intangible     Statutory
(US$ million)                                  2000           2000  acquisition date          assets          2000
--------------------------------------------------------------------------------------------------------------------
Sales                                         5,888            330           (2,300)               -         3,918
Cost of goods sold                           (3,014)          (154)           1,220                2        (1,946)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                  2,874            176           (1,080)               2         1,972
--------------------------------------------------------------------------------------------------------------------

Functional expenses                          (2,008)           (31)             733                -        (1,306)
Merger and restructuring costs,
net of divestment gains                         591            (70)               3                -           524
--------------------------------------------------------------------------------------------------------------------
Operating income                              1,457             75             (344)               2         1,190
--------------------------------------------------------------------------------------------------------------------

Seeds Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                                  Proforma                               Statutory
(US$ million)                                                         2000         Adjustments                2000
--------------------------------------------------------------------------------------------------------------------
Sales                                                                  958                   -                 958
Cost of goods sold                                                    (496)                  -                (496)
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                           462                   -                 462
--------------------------------------------------------------------------------------------------------------------

Functional expenses                                                   (459)                  -                (459)
Merger and restructuring costs,
net of divestment gains                                                  -                   -                   -
--------------------------------------------------------------------------------------------------------------------
Operating income                                                         3                   -                   3
--------------------------------------------------------------------------------------------------------------------

Plant Science Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                                                        Zeneca
                                                                                 agrochemicals
                                                                                      business
                                                                                   results for
                                                                  Proforma     period prior to           Statutory
(US$ million)                                                         2000    acquisition date                2000
--------------------------------------------------------------------------------------------------------------------
Functional expenses                                                  (176)                  51                (125)
Merger and restructuring costs,
net of divestment gains                                                 -                    -                   -
--------------------------------------------------------------------------------------------------------------------
Operating income                                                     (176)                  51                (125)
--------------------------------------------------------------------------------------------------------------------

Reconciliation of EBITDA Figures to Operating Income

--------------------------------------------------------------------------------------------------------------------
                                                                         2000        2000
(US$ million)                                   2002         2001   Statutory    Proforma         1999        1998
--------------------------------------------------------------------------------------------------------------------
Operating income                                 244          365       1,000           -          449         726
Income/(loss) from associates and joint ventures  (7)          (5)         (1)          -            5           3
Add-back depreciation, amortization and
impairment                                       655          576         313           -          259         238
--------------------------------------------------------------------------------------------------------------------
EBITDA                                           892          936       1,312           -          713         967
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                         2000        2000
(US$ million)                                   2002         2001   Statutory    Proforma         1999        1998
--------------------------------------------------------------------------------------------------------------------
Operating income before Special items            640          642         544         693          557         840
Income/(loss) from associates and joint ventures  (7)          (5)         (1)          -            5           3
Add-back depreciation, amortization and
impairment excluding Special items               521          490         313         502          259         238
--------------------------------------------------------------------------------------------------------------------
EBITDA excluding Special items                 1,154        1,127         856       1,195          821       1,081
--------------------------------------------------------------------------------------------------------------------

Reconciliation of Net Income Excluding Special Items to GAAP Figures

--------------------------------------------------------------------------------------------------------------------
                                                                                                         Excluding
(US$ million)                                                    Total         Special items         Special items
--------------------------------------------------------------------------------------------------------------------
2002
Operating income                                                   244                  (396)                 640
Income/(loss) from associates and joint ventures                    (7)                    -                   (7)
Financial expense, net                                            (188)                    -                 (188)
--------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                          49                  (396)                 445
Income tax expense                                                 (70)                  104                 (174)
Minority interest                                                   (6)                    -                   (6)
--------------------------------------------------------------------------------------------------------------------
Net income                                                         (27)                 (292)                 265
--------------------------------------------------------------------------------------------------------------------
Tax rate                                                           141%                   26%                  39%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                         Excluding
(US$ million)                                                    Total         Special items         Special items
--------------------------------------------------------------------------------------------------------------------
2001
Operating income                                                   365                  (277)                 642
Income/(loss) from associates and joint ventures                    (5)                    -                   (5)
Financial expense, net                                            (249)                    -                 (249)
--------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                         111                  (277)                 388
Income tax expense                                                 (76)                   88                 (164)
Minority interest                                                   (1)                    -                   (1)
--------------------------------------------------------------------------------------------------------------------
Net income                                                          34                  (189)                 223
--------------------------------------------------------------------------------------------------------------------
Tax rate                                                            68%                   32%                  42%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                         Excluding
(US$ million)                                                    Total         Special items         Special items
--------------------------------------------------------------------------------------------------------------------
2000
Operating income                                                 1,000                   456                  544
Income/(loss) from associates and joint ventures                    (1)                    -                   (1)
Financial expense, net                                             (85)                    -                  (85)
--------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                         914                   456                  458
Income tax expense                                                (340)                 (112)                (228)
Minority interest                                                  (10)                    -                  (10)
--------------------------------------------------------------------------------------------------------------------
Net income                                                         564                   344                  220
--------------------------------------------------------------------------------------------------------------------
Tax rate                                                            37%                   25%                  50%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                          Proforma
                                                                                       adjustments
                                                  Zeneca                                        to
                                           agrochemicals                      Remove depreciation,
                                Statutory    results for        Remove        actual  amortization       Proforma
                                excluding   period prior     effect of      purchase           and      excluding
                                  Special             to      mandated    accounting     financial        Special
(US$ million)                       items    acquisition   divestments   adjustments       expense          items
--------------------------------------------------------------------------------------------------------------------
2000
Operating income                       544           344           (145)           53          (103)          693
Income/(loss) from associates
and joint ventures                      (1)            1              -             -             -             -
Financial expense, net                 (85)          (11)             -             -          (147)         (243)
--------------------------------------------------------------------------------------------------------------------
Income before taxes and                458           334           (145)           53          (250)          450
minority interests
Income tax expense                    (228)         (116)            57           (15)           86          (216)
Minority interest                      (10)           (2)             -             -             -           (12)
--------------------------------------------------------------------------------------------------------------------
Net income                             220           216            (88)           38          (164)          222
--------------------------------------------------------------------------------------------------------------------
Tax rate                                50%           35%            39%           28%           34%           48%
--------------------------------------------------------------------------------------------------------------------

Reconciliation of Net Debt to GAAP Figures

--------------------------------------------------------------------------------------------------------------------
(US$ million)                                                     2002                  2001                 2000
--------------------------------------------------------------------------------------------------------------------
Current financial debts                                          1,207                 1,420                3,085
Non-current financial debts                                        925                 1,116                  100
Derivatives covering exposures from financing
activities                                                        (229)                  (29)
Cash and cash equivalents                                         (232)                 (288)                (756)
--------------------------------------------------------------------------------------------------------------------
Net debt                                                         1,671                 2,219                2,429
Equity                                                           4,350                 4,086                4,210
--------------------------------------------------------------------------------------------------------------------
Net debt plus equity                                             6,021                 6,305                6,639
--------------------------------------------------------------------------------------------------------------------
Debt to debt plus equity gearing ratio                              28%                   35%                  37%
--------------------------------------------------------------------------------------------------------------------

              ITEM 6 -- DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


Directors

     The Members of the Board of Directors are as follows:

-------------------------------------------------------------------------------------
Name                           Age(1)  Position                        Term
-------------------------------------------------------------------------------------
Heinz Imhof(1)(6)              60      Chairman of the Board           2000 to 2004
Sir David Barnes(2)(6)         67      Vice Chairman of the Board      2000 to 2004
Michael Pragnell(2)            56      Chief Executive Officer         2000 to 2004
Peggy Bruzelius(3)             53      Director                        2000 to 2003
Peter Doyle                    64      Director                        2000 to 2003
Rupert Gasser                  64      Director                        2002 to 2004
Pierre Landolt(4)              55      Director                        2000 to 2003
Pedro Reiser(5)                67      Director                        2002 to 2003
Martin Taylor(4)               50      Director                        2002 to 2005
Peter Thompson                 56      Director                        2002 to 2005
Rolf Watter(4)                 45      Director                        2002 to 2005
Felix Weber(2)(6)              52      Director                        2002 to 2005

-----------
(1)   Chairman of the Chairman's Committee
(2)   Member of the Chairman's Committee
(3)   Chairman of the Audit Committee
(4)   Member of the Audit Committee
(5)   Chairman of the Compensation Committee
(6)   Member of the Compensation Committee

Heinz Imhof
Chairman of the Board of Directors of Syngenta and of the Chairman's Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis' Agribusiness division and a member of the Novartis Executive Committee (1999 - 2000), Deputy Executive Head of Novartis Agribusiness and Head of Novartis Seeds (1996 - 1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993 - 1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft fur die Chemische Industrie), in addition to being Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Sir David Barnes
Vice Chairman of the Board of Directors of Syngenta, member of the Chairman's Committee and the Compensation Committee. Sir David is currently non-executive Director of Prudential PLC, in addition to being a Board member and Trustee of the British Red Cross and of Ashridge Management College. Previously he was non-executive Deputy Chairman of AstraZeneca (1999 - 2001) and Chief Executive Officer of Zeneca Group PLC (1993 - 1999). Sir David studied veterinary science at Liverpool University.

Peggy Bruzelius
Director of Syngenta and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB and as a Senior Advisor to Lehman Brothers Ltd. Previously she was Chief Executive Officer of ABB Financial Services (1991 - 1997), Executive Vice President of SEB-bank (1997 - 1998) and a member of the Swedish Board of Government Bank Support Authority (1991 - 1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director of Syngenta. Peter Doyle is currently a non-executive Director of Avidex Ltd, in addition to being Chairman of the U.K. Biotechnology & Biological Sciences Research Council and a Trustee of the Nuffield Foundation. Previously he served as non-executive Director of Oxagen (1999 - 2002), non-executive Director of Oxford Molecular PLC (1997 - 2000), Director of Zeneca Group PLC (1993 - 1999) and as a Director of ICI (1989 - 1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser
Director of Syngenta. Rupert Gasser is currently a non-executive Director of Lonza Group AG and a member of the Scientific Advisory Board of Alcon Laboratories Inc. Formerly he was Executive Vice President of Nestle SA (1997 -
2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991 -
1996), and Senior Vice President at Nestec SA (1990 - 1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in Chemistry.

-------------------
(1) as per April 15, 2003

Pierre Landolt
Director of Syngenta. and member of the Audit Committee. Pierre Landolt is currently Director of Novartis AG, Chairman of AxialPar, Ecocarbon LLC and CITCO, in addition to being Executive Chairman of Moco Agropecuaria Ltda and Vice Chairman of Parmigiani Fleurier. Pierre Landolt serves as President of the Sandoz Family Foundation. He graduated with a Bachelor of Laws from the University of Paris Assas.

Michael Pragnell
Chief Executive Officer, Director of Syngenta and member of the Chairman's Committee. Previously Michael Pragnell was Director of AstraZeneca (1999 -
2000) and Director of Zeneca Group PLC (1997 - 1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975 - 1995), including Executive Director of Courtaulds PLC (1990 - 1995), Chief Financial Officer of Courtaulds PLC (1992 - 1994) and Chief Executive Officer of Courtaulds Coatings (1986 - 1992). Michael Pragnell has served as Vice-President of Crop Life International since 2001. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

Pedro Reiser
Director of Syngenta and Chairman of the Compensation Committee. Pedro Reiser is currently Chairman of ESBATech AG. Previously he served as Director and Advisor of Novartis Pharma K.K. Japan (1999 - 2001), as President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995 - 1999) and of Holvis AG (1990 - 1995). Pedro Reiser studied Law at the University of Zurich and graduated from the University of Geneva with a PhD in Political Science.

Martin Taylor
Director of Syngenta and member of the Audit Committee. Martin Taylor is currently Chairman of WHSmith PLC and an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA and Antigenics Inc. Previously he was Chief Executive Officer of Barclays PLC (1993 - 1998) and of Courtaulds Textiles (1990 - 1993). Martin Taylor has a degree in oriental languages from Oxford University.

Peter Thompson
Director of Syngenta. Peter Thompson is currently President and Chief Executive Officer of PepsiCo Beverages International. Previously he was President of PepsiCo Foods International's Europe, Middle East and Africa Division (1995 -
1996), and of Walker Snack Foods in the United Kingdom (1994 - 1995). Prior to 1995 he was President and Chief Executive Officer of Grand Metropolitan Foods Europe (1992 - 1994). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director of Syngenta and member of the Audit Committee. Professor Watter has been a partner in the law firm Bar & Karrer in Zurich since 1994 and serves as a part-time Professor at the Law School of the University of Zurich. He is a Director of Zurich Financial Services AG, Centerpulse AG, Forbo Holding AG, Feldschlosschen Getranke Holding AG, UBS Alternative Portfolio AG and A. W ..Faber-Castell (Holding) AG, in addition to being a Board member of the Swiss Lawyer's Association. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the bar of Zurich.

Felix Weber
Director of Syngenta and member of the Chairman's Committee and the Compensation Committee. Felix Weber is currently Senior Vice President and Chief Financial Officer of Adecco SA. Previously he was an associate and partner in McKinsey & Company (1984 - 1997). Felix Weber graduated from the University of St Gallen having earned an MBA in Operations Research and Finance and a PhD in Marketing.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.


Members of the Executive Committee

The members of the executive committee of Syngenta are as follows:

-------------------------------------------------------------------------------
Name                     Age(2)        Position
-------------------------------------------------------------------------------
Michael Pragnell         56            Chief Executive Officer
John Atkin               49            Chief Operating Officer Crop Protection
Jeffrey Beard            52            Chief Operating Officer Seeds
Bruce Bissell            56            Head of Global Operations
John Elias               53            Head of Human Resources
David Jones              53            Head of Business Development
David Lawrence           54            Head of Research and Technology
Christoph Mader          43            Head of Legal & Taxes
Richard Steiblin         52            Chief Financial Officer

Michael Pragnell
CEO of Syngenta.  For further information see "--Directors".

------------------
(2)  As per April 15, 2003.

John Atkin
Chief Operating Officer of Syngenta Crop Protection and a member of the Executive Committee. Previously John Atkin was Chief Executive Officer of Novartis Crop Protection (1999 - 2000), Chief Operating Officer of Novartis Crop Protection (1999 - 1999), Head of Product Portfolio Management of Novartis Crop Protection (1998) and Head of Insecticides and Patron for Asia (1997 -
1998). Prior to 1998 he was General Manager of Sandoz Agro France (1995 - 1997) and Head of Sandoz Agro Northern Europe (1993 - 1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a Ph.D. and a BSc degree in agricultural zoology.

Jeffrey Beard
Chief Operating Officer of Syngenta Seeds and a member of the Executive Committee. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999 - 2000) Prior to 1998, he held various positions with Pioneer Hi-Bred International Inc. (1985 - 1998), among others, Director of Central European Operations, based in Vienna, Austria (1993 - 1998). Jeffrey Beard graduated from the U.S. Naval Academy with a B.S. in analytical management, holds an MBA from the University of Wisconsin and received an MS degree in agribusiness from Iowa State University.

Bruce Bissell
Head of Global Operations and a member of the Executive Committee. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997 -
2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992 - 1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

John Elias
Head of Human Resources and, since September 2002, member of the Executive Committee. Previously John Elias was Director of Organizational Effectiveness of the BOC Group PLC (1994 - 2001) and General Manager for Monsanto Manufacturing (1990 - 1993). John Elias graduated from the University of Liverpool with a degree in psychology.

David Jones
Head of Business Development and a member of the Executive Committee. David Jones was appointed as Business Director for Zeneca Agrochemicals in June 1997, having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and Ph.D. in science and economics from Stirling University in Scotland.

David Lawrence
Head of Research and Technology and a member of the Executive Committee since September 2002. Previously he was Head of R&T Projects for Syngenta (2000 -
2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several individual project roles as International R&D Project Manager for Fungal Control, Crop Enhancement and Insect Control. David Lawrence graduated in chemistry from Keble College, Oxford, and holds an M.A. and D.Phil in chemical pharmacology from the same university.

Christoph Mader
Head of Legal & Taxes and a member of the Executive Committee. Previously Christoph Mader was Head of Legal & Public Affairs of Novartis Crop Protection (1999 - 2000) and Senior Corporate Counsel of Novartis International AG (1992 -
1998). Christoph Mader is a member of the Supervisory Committee of the Basel Chamber of Commerce. He graduated from Basel University, Law School, and is admitted to the Bar in Switzerland.

Richard Steiblin
Chief Financial Officer and a member of the Executive Committee. Previously Richard Steiblin was Head of Finance and Business Development of Novartis Crop Protection (1998 - 2000) and Head of Finance and Materials Management of Novartis Crop Protection (1996 - 1998). He has also been a member of the Novartis Crop Protection Executive Committee since 1996. Prior to 1996, he was Head of Planning, Control and IT of Ciba-Geigy Crop Protection (1991 - 1996). Richard Steiblin is a member of the Supervisory Board of Gilde Europe Food & Agribusiness Fund and of North American Nutrition & Agribusiness Fund L.P. He graduated from the IECS, Strasbourg University, with a degree in business administration. Mr. Steiblin has announced that he intends to resign at the end of May 2003.

Syngenta has announced that Domenico Scala, 37, will become its chief financial officer after Mr. Steiblin's resignation. Mr. Scala is currently Group Treasurer of Hoffmann-La Roche, where he previously held other financial positions.


Compensation

Executive Compensation Principles and Structure

     Syngenta's executive compensation principles are designed to attract, retain and motivate internationally oriented, successful executives. They provide appropriate rewards in a competitive employment market and support the development of a high performance environment. The elements of total compensation for members of the Executive Committee and the Senior Management Group are base salary, annual cash incentives and equity-based long-term incentives. Syngenta's reward philosophy is to target median base salary and upper quartile total compensation for outstanding performance. Annual cash incentive awards are based on company and individual performance. Long-term incentive awards include stock options and other forms of equity.

Management Compensation

     The aggregate amount of cash compensation (salaries and bonuses) in 2002 to the acting and former executive members of the board of directors and the management board (a total of ten) amounted to CHF 11.0 million. In addition, CHF 3.2 million was set-aside for pension, retirement and other benefits. The acting and former executive members of the board of directors and the management board also were granted a total of 165,757 stock options at an exercise price of CHF 98.00, based on 2001 performance. The highest individual total compensation (salary and bonus) amounted to CHF 2.6 million and 41,096 stock options. In addition, CHF 1.9 million was set-aside for pension, retirement and other benefits.

Compensation of Non Executive Directors

     Non-executive members of the board could elect compensation in stock options or cash payment with a minimum level of compensation in stock options. In 2002 the eleven acting and former non-executive directors of Syngenta AG received an aggregate amount of cash compensation of CHF 0.79 million and a total number of 26'236 stock options at an exercise price of CHF 98.00.

Syngenta Executive Stock Option Plan

     In 2000, the Syngenta Executive Stock Option Plan was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta (American Depositary Shares for U.S. participants). Currently there are approximately 530 participants. The grant of stock options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. In 2002 a total number of 1,043,999 stock options were granted at an exercise price of CHF 98.00, a three-year blocking period and an exercise period of 10 years (11 years for certain Swiss participants). The total number of stock options including the equivalent options for American Depositary Shares outstanding at December 31, 2002 is as follows:

                                                                       Total number of
                                                     End of the        outstanding options
Grant Date      Exercise price     Blocked until     exercise period   12/31/02
--------------------------------------------------------------------------------------------
12/04/00        CHF 76.50          12/04/03          12/04/10          455,500
03/27/01        CHF 83.70          03/27/04          03/27/11          376,600
03/11/02        CHF 98.00          03/11/05          03/11/12*         1,002,812

*  03/11/13 for certain Swiss participants.


     The exercise price is equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, as determined by the Compensation Committee. All options were granted at an exercise price greater than the market price of the Syngenta shares at the grant date.

Syngenta Deferred Share Plan

     In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants may voluntarily defer a part of their 2002 short-term incentive. Approximately 130 senior executives are invited to participate. For the incentive year 2003 the Syngenta Deferred Share Plan will become fully effective and a mandatory part of the 2003 short-term incentive will be allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

Corporate Governance

     The Company policies on Corporate Governance are in accordance with Swiss law, the "Swiss Code of Best Practice" and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements and practice of the capital markets where Syngenta is listed, namely Switzerland, the United States, the United Kingdom and Sweden.

Service Contracts

     Neither the Chairman nor the CEO has a service contract which provides for benefits upon termination of employment.

Board

     A strong and experienced Board leads Syngenta. It includes representatives from four nationalities, drawn from international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

     The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the regulations governing the internal organization of Syngenta AG. This includes the ultimate direction and management of Syngenta, and establishes the basic strategic accounting, organizational and financial policies to be followed. All major investments and strategic decisions are reserved for the Board which also has responsibility for corporate governance matters.

     Some of the board's responsibilities are delegated to the Chairman's Committee, the Audit Committee and the Compensation Committee. Operative management of Syngenta is delegated to the Executive Committee.

Chairman of the Board

     The Chairman of the Board is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the CEO. He serves as liaison between the Board and its committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees.

     The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole to authorities and business associations both in Switzerland and internationally.

Chairman's Committee

     The Chairman's Committee consists of four members appointed by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board's authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Members of the Chairman's Committee are Heinz Imhof (Committee Chairman), Sir David Barnes, Michael Pragnell and Felix Weber.

Compensation Committee

     The Compensation Committee consists of four members appointed by the
Board: the Chairman of the Board and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Pedro Reiser (Committee Chairman), Sir David Barnes, Heinz Imhof and Felix Weber. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest.

Audit Committee

     The Audit Committee consists of four members appointed by the Board. They are all outside Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Martin Taylor and Rolf Watter.

Internal Audit

     As an inspecting and monitoring body, Internal Audit carries out operational audits and system audits. Its duties are assigned by the Audit Committee and it submits its reports to the Chairman of the Board. Any suspected irregularities must be reported without delay.

Chief Executive Officer

     The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The Chief Executive Officer in turn ensures the Executive Committee's efficiency and effectiveness to the Chairman, the Chairman's Committee and the Board.

     The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee

     Under the direction of the CEO, the Executive Committee is responsible for the operational management of the company. It consists of the CEO, the Chief Operating Officers of the crop protection and seeds businesses, together with the Heads of Syngenta's functional activities: Finance, Research and Technology, Global Operations, Business Development, Legal & Taxes and Human Resources.

Appointment of Directors and Members of the Executive Committee

     The shareholders in a shareholders' meeting appoint the members of the Board of Directors. The articles of incorporation of Syngenta provide that the term for which Directors are appointed must not exceed three years (one year within the meaning of this provision is the period from one ordinary shareholders' meeting to the next ordinary shareholders' meeting). A year for the purpose of determining any term of office is the interval between two ordinary general shareholder meetings. Directors may be reelected. The members of the Executive Committee are appointed and removed by the Board of Directors.

Employees of Syngenta

Year 2002:

     We had approximately 20,000 permanent employees as of December 31, 2002. Approximately 21% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 55% in Europe and AME.

     The functional distribution of our employees for the year ending December 31, 2002 was approximately as follows:

                        Production                                  39%
                        Research and development                    22%
                        Marketing and distribution                  27%
                        Administration and general overhead         12%

     In Switzerland, Belgium, Brazil, France, Germany, India, Italy, Japan, Korea, the Netherlands, Spain, Sweden and the United Kingdom, part of the workforce is unionized or represented by work councils. In the United States, approximately 200 employees are unionized. On a worldwide basis, fewer than 10% of our employees belong to a trade union. Our relationships with our unions and other employee organizations are generally good and there have been no significant industrial disputes over the last five years at any of Syngenta, Novartis agribusiness or Zeneca agrochemicals business.

Year 2001:

     We had approximately 21,400 permanent employees as of December 31, 2001. Approximately 21% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 55% in Europe and AME.

     The functional distribution of our employees for the year ending December 31, 2001 was approximately as follows:

                        Production                                  39%
                        Research and development                    21%
                        Marketing and distribution                  27%
                        Administration and general overhead         13%

Year 2000:

     We had approximately 23,000 permanent employees as of December 31, 2000. Approximately 20% of these were in NAFTA, 9% in Latin America, 17% in Asia Pacific and the remaining 54% in Europe and AME.

     The functional distribution of our employees for the year ending December 31, 2000 was approximately as follows:

                        Production                                  40%
                        Research and development                    22%
                        Marketing and distribution                  27%
                        Administration and general overhead         11%


Management Shareholders

     The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of April 14, 2003, based on information available to the Company is 0.04% of all outstanding shares. None of Syngenta's Directors or the Executive Committee members individually owns more than 1% of the Company's outstanding shares.

          ITEM 7 -- MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


Major Shareholders

     In the financial year 2002 MFS Investment Management reported a holding of 5,256,336 Ordinary Shares and 1,964,629 ADRs of Syngenta AG corresponding to 5.02% of the share capital. In the financial year 2003 Deutsche Bank AG reported a holding of 5,859,880 Ordinary Shares of Syngenta AG corresponding to 5.21% of the share capital. As of April 14, 2003 Syngenta AG itself held 11,023,465 shares in treasury corresponding to 9.79% of the share capital. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares. According to the Share Register of the Company, as of April 14, 2003, no other person was known by the Company to be the owner of 5% or more of the Company's voting securities. To its knowledge, the Company is as of April 14, 2003 not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.

Related Party Transactions

The Transactions

     Syngenta was formed from the merger of Novartis agribusiness and Zeneca agrochemicals business in November 2000. The Transactions were effected by means of the demerger of Novartis agribusiness and Zeneca agrochemicals business from the remaining businesses of Novartis and AstraZeneca and the combination of Novartis agribusiness and Zeneca agrochemical business into Syngenta.

Separation Agreements

     Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the separation date and to provide for an orderly transition (the "Separation Agreements"). Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agribusiness, the agreements with Novartis are considered to be related party agreements.

     For a brief description of the material terms of the following material separation agreements, see Item 10 "Additional Information--Material Contracts", below:

o Indemnity Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

o Environmental Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

o    Tax Deeds between Novartis and Syngenta and AstraZeneca and Syngenta

o Intellectual Property Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

o Public Documentation and Securities Offering Contribution Agreement between Novartis, AstraZeneca and Syngenta

Interests of Management

     There are no, and in 2001 and 2002 there were no, outstanding loans granted by Syngenta or any of its subsidiaries to any of the Directors or members of the Executive Committee of Syngenta and there are no guarantees provided by Syngenta or any of its subsidiaries for the benefit of any Director or member of the Executive Committee of Syngenta.

     There are no arrangements under which a Director or member of the Executive Committee of Syngenta has waived or agreed to waive future emoluments.

     Unless disclosed in this annual report, no Director or member of the Executive Committee of Syngenta is or was involved in any business transactions outside the normal business activities of Syngenta or in other transactions which in terms of form or content would be out of the ordinary or of material effect upon Syngenta.

                        ITEM 8 -- FINANCIAL INFORMATION


Legal Proceedings

     In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance consistent with the market standards in our industry, including product liability insurance, covering claims on a world-wide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta's businesses and the risks to which it is subject.

     Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) alleging antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri, the action now being captioned Sample et al. v. Monsanto Co. et al. A number of Monsanto's major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs' amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company's business does not include the sale of the products at issue in the case, and the court has approved the dismissal. Defendants' motions to dismiss were denied in a court order issued on April 4, 2002. The case entered into the class certification discovery phase on January 15, 2002. Briefing on plaintiffs' motion for class certification began on January 17, 2003 and ended on March 7, 2003, and will be followed by an evidentiary hearing before the court on April 28-29, 2003. Discovery on merits-related issues commenced in early 2003. No date has been set for a hearing on class certification or for any trial in this matter. On November 21, 2001, a class action complaint was filed by S&M Farm Supply, Inc. in federal court in California against Monsanto Company and its parent Pharmacia Corporation, alleging that Monsanto and various alleged co-conspirators, including Syngenta Crop Protection, Inc. and its predecessor corporations, conspired to allocate markets and to fix, raise, maintain or stabilize prices for glyphosate-based and paraquat-based herbicides in the United States. On March 6, 2002, the judge in those proceedings ordered that the proceedings be transferred to the Eastern District of Missouri. On December 19, 2001, a representative action and class action complaint was filed under the title Kevin Williamson and Bobby Vaillette vs. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Superior Court of California for Sonoma. The action brought under the California Business and Professions Code raises similar allegations to those made in the federal lawsuit and claims violations by the defendants and their alleged co-conspirators, including Syngenta Seeds, Inc., Syngenta Crop Protection, Inc. and their predecessor corporations, of the Cartwright Act and the Unfair Competition Act. On May 21, 2002, a class action suit raising similar allegations was filed under the title of Gerald T. Raines
v. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Circuit Court for Cooke County, Tennessee. At this point in time no Syngenta entity has been formally named as a defendant in any of these three proceedings.

     Syngenta and its predecessor companies have competed vigorously in the seed and crop protection marketplace and therefore will vigorously oppose the allegations in the related court cases.

     Agro Atar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks relief of US$43 million. On December 27, 1999, Agro Atar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on August 2, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as co-defendant. Agro Atar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had been entered into with Zeneca S.A.I.C. (which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agro Atar had the rights to market and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agro Atar terminated the agreements. Agro Atar claims damages of $58 million. On June 14, 2001 on the application of Zeneca S.A.I.C. the judge in this second lawsuit ordered the joinder of both sets of proceedings. Trial of the proceedings has been ordered; a preliminary hearing took place on November 27, 2002, and the proceedings have entered the evidentiary stage. Syngenta believes that Zeneca S.A.I.C. had cause to terminate the agrochemicals supply contract with Agro Atar and intends vigorously to defend both lawsuits.

     In February 2001, the Port of Houston Authority (the "Port") filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. ("ISK"). The onsite past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue involves mainly certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site's Resource Conservation and Recovery Act ("RCRA") permit, the Port has nonetheless filed suit. Syngenta is vigorously defending the Port's claims.

     In July 2002 Syngenta filed lawsuits against Monsanto Company, DeKalb Genetics Corp., Pioneer Hi-Bred International, Inc., Delta and Pineland Company, Dow AgroSciences LLC and Mycogen Plant Sciences, Inc. and Agrigenetics, Inc. (dba Mycogen Seeds) in Federal District Court in Delaware to stop the unlawful infringement of U.S. biotechnology patents covering transgenic corn and cotton, which are either owned by or exclusively licensed to Syngenta. In a first lawsuit, Syngenta charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing one or more of U.S. Patent No. 6,075,185,

U.S. Patent No. 6,320,100, and U.S. Patent No. 6,403,865. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer; the patent cover includes corn plants with such genes either alone or stacked with other traits. In a second lawsuit, Syngenta Biotechnology, Inc., asserts that Monsanto and Delta and Pineland are infringing U.S. Patent No. 6,051,757, which covers methods of transferring genes into broadleaf plants such as cotton and soybeans using Agrobacterium and related methods of breeding. In both lawsuits, Syngenta seeks damages adequate to compensate Syngenta for defendants' infringement of the patents at issue, with interests as fixed by the Court, as well as damages to be trebled as a consequence of defendants' willful infringement. Syngenta is also seeking injunctions prohibiting defendants from further acts of infringement, contributory infringement and inducement of infringement.

     On October 21, 2002, Pioneer Hi-Bred International, Inc. commenced an action against Syngenta Seeds, Inc. in the U.S. District Court for the Southern District of Iowa. In its Complaint, Pioneer asserts the following causes of action: (i) patent infringement; (ii) violation of the Lanham Act; (iii) misappropriation of trade secrets; (iv) misappropriation; (v) conversion; (vi) breach of contract; (vii) intentional interference with contractual relations;
(viii) unjust enrichment and (ix) unfair competition. Pioneer is seeking damages, including exemplary and treble damages, in an amount to be determined at trial and an injunction prohibiting Syngenta from using the allegedly misappropriated information. On December 6, 2002, Syngenta filed an answer denying Pioneer's patent infringement claims and filed a motion for a more definite statement in connection with the non-patent claims. Syngenta is vigorously defending Pioneer's claims.

     On January 31, 2003, Syngenta filed a new lawsuit against Dow AgroSciences and Phytogen for infringement of the same Barton & Chilton patent under which Syngenta brought suit against Monsanto and Delta and Pine Land. An answer to the Complaint was timely filed by Dow AgroSciences and Phytogen and the case was assigned to the same judge that is presiding over the Company's case against Monsanto and Delta and Pine Land. Syngenta is currently seeking to consolidate this case with the case filed against Monsanto and Delta and Pine Land for purposes of discovery and claim construction. The impetus for filing this new lawsuit was the recent public disclosure that WideStrike(TM) insect resistant cotton was made by Agrobacterium transformation and will be commercially introduced by Dow and Phytogen for the 2004 season.

     Syngenta Crop Protection, Inc. is involved in various lawsuits stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There are still 9 opt-out cases pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Company's insurers, subject to applicable deductibles.

     Since 2000, approximately 400 vinegrowers have been involved in judicial expert procedures set up in several regions of France by court order, in connection with pursuing claims for compensation from Syngenta Agro S.A.S. (as successor company to Sopra S.A.), for losses arising out of damage to vine plants in 2000 allegedly linked to the use of two herbicide products, called MISSION and KATANA (active ingredient flazasulfuron), distributed in 2000 by Sopra S.A. These judicial expert procedures are on going. In parallel, Syngenta has reached negotiated settlements with claimants involved in the judicial expert procedure under the direction of the High Court of Chalons in the Champagne region, and has held settlement discussions with claimants' representatives in a number of other regions. Syngenta will continue to progress these settlement discussions with a view to reaching negotiated settlements with claimants in due course. In management's estimation, the remaining overall contingency at stake could be in the area of 1.2 million euro, for which insurance coverage is in the biggest part, if not entirely, provided to Syngenta.

     Two companies, Agroquimica Puesto Viejo S.R.L. and Agroquimica Puesto Nuevo S.A., have sued Novartis Argentina S.A. for damages and loss of profits in the total amount of US$5 million. The suits allege wrongful termination of a distribution agreement. Currently, the suit is in the discovery stage, and in parallel, settlement options are being explored. On September 24, 2002, the court of first instance has ruled in favor of Syngenta. Currently, proceedings are in the appeal stage. Management assesses the probability of an unfavorable outcome of the lawsuits to be low.

     In early 1999, Comercial Agricola del Peru S.A. ("Cadepsa") has sued Novartis Biosciences Peru S.A. and Novartis International AG as well as Quimica Suiza for damages and loss of profits in the amount of US$3.5 million. As former distributor of VERTIMEC (active ingredient abamectin), Cadepsa argues that the transfer of the distribution rights for VERTIMEC following the acquisition of VERTIMEC by Novartis caused damage and loss of profit. During 2001 a judicial expert proceeding regarding the alleged damages caused to Cadepsa has rendered results in favor of Novartis. In 2002, the court proceedings did not advance. Management assesses the risk of this lawsuit to be remote. In consequence, no financial reserves have been made.

     Syngenta is also subject to certain tax claims. In 1996, the Brazilian Federal Tax Treasury drew Novartis' Brazilian legal entity into administrative proceedings, the subject of which is the import tax classification of the active ingredient Atrazine. The matter is on the question as to whether, under applicable law, Atrazine will qualify as a raw material (Syngenta's position) or as intermediate chemicals (the Federal Inspection's position). So far 16 administrative proceedings were ruled to the disadvantage of Syngenta. Currently, 2 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum corresponding to approximately US$7 million currently.

     In 1992, the Tax Inspectorate of Rio de Janeiro State drew Sandoz' Brazilian legal entity into administrative proceedings, the subject of which is the sales tax classification of copper thread, which serves as raw material for certain copper-based products. The matter is on the question as to whether the regarded copper materials, under applicable law, will qualify as copper thread, in which case no tax on sale would apply (Syngenta's position), or as copper scrap, in which case substantial additional tax payments would fall due (the Federal Inspectorate's position). In January 2003, the administrative proceedings were ruled to the disadvantage of Syngenta. Currently, the case is in preparation for appeal to the Judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 12 million, a sum corresponding to approximately US$3.4 million currently.

     In 1990, the Federal Government of Brazil, represented by the Federal Tax Treasury, drew Ciba-Geigy's Brazilian legal entity into an administrative proceeding. The Government claimed infringement of a federal regulation which provided for regulated prices for, among other things, agrochemicals at that time, and supported the claim with a number of Ciba-Geigy's invoices which show Extravon supply prices which, against the official state-prescribed prices, appear to have increased. While this regulation was abrogated shortly after the commencement of the administrative proceedings in 1990, the matter is still pending before the Brazilian Federal Supreme Court. The aggregate contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 12 million, a sum corresponding to approximately US$3.4 million currently.

     Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with assurance. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta's consolidated operating results and cash flows for a particular reporting period, Syngenta believes that it should not materially affect its consolidated financial position, although there can be no assurances.

Dividends and Dividend Policy

     Our Board of Directors expects to propose a dividend to the shareholders' meeting once a year. The level of future dividends to be paid will be based on the financial performance and will also depend on the need to fund capital expenditures, working capital and other investments. All shareholders are entitled to equal dividends. Holders of CDIs and ADRs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADRs.

     The Board has recommended a gross dividend for 2002 of CHF 0.85 per share to be paid on May 5, 2003, subject to shareholder approval at the shareholders' meeting on April 29, 2003.

     Cash dividends payable to holders of ADRs listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the dividends into U.S. dollars for disbursement to such holders. Cash dividends payable to holders of ordinary shares listed on the OM Stockholm Stock Exchange will be paid to VPC which will convert the dividends into Swedish Kroner for disbursement to such shareholders. Cash dividends payable to holders of CDIs will be paid to CREST. If the CDIs are held through Lloyds TSB Registrars, the holder will receive dividends in British pounds sterling. For information on Swiss law requirements regarding dividends, see "Item 10 - Additional Information - Articles of Incorporation - Dividends". For information about deduction of withholding taxes, see "Item 10 - Additional Information - Taxation - Switzerland".

                        ITEM 9 -- THE OFFER AND LISTING

                                    Markets


Trading Markets and Price Ranges

     Our shares are primarily listed on the Swiss Exchange and principally traded on the London-based virt-x, a Recognized Investment Exchange supervised by the Financial Services Authority (FSA) in the United Kingdom, where all the Swiss blue chips are principally traded since June 25, 2001; they are also listed and traded on the OM Stockholm Stock Exchange, the London Stock Exchange (in the form of CDIs) and the New York Stock Exchange (in the form of ADRs).

     The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

-------------------------------------------------------------------------------
Trading Prices on Swiss Exchange
-------------------------------------------------------------------------------
                                                         Price per Share in CHF
-------------------------------------------------------------------------------
                                                           High         Low
                                                         ----------------------
Annual Highs and Lows
2000 (since November 13, 2000)                              87.00        75.05
2001                                                       102.75        66.95
2002                                                       108.50        74.65

Quarterly Highs and Lows
2001
First Quarter                                              102.75        81.50
Second Quarter                                              94.50        84.70
Third Quarter                                               97.45        66.95
Fourth Quarter                                              87.25        74.75
2002
First Quarter                                              102.75        82.40
Second Quarter                                             108.50        88.80
Third Quarter                                               92.70        74.65
Fourth Quarter                                              95.00        77.35

Monthly Highs and Lows for most recent six months
2002
September                                                   88.20        80.00
October                                                     95.00        81.20
November                                                    88.25        84.00
December                                                    84.70        77.35
2003
January                                                     86.60        77.40
February                                                    81.35        65.75
March                                                       66.00        57.10
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Trading Prices on the Stockholm Stock Exchange
-------------------------------------------------------------------------------
                                                         Price per Share in SEK
-------------------------------------------------------------------------------
                                                           High         Low
                                                         ----------------------
Annual Highs and Lows
2000 (since November 13, 2000)                            506.00       425.00
2001                                                      600.00       468.50
2002                                                      675.00       465.00

Quarterly Highs and Lows
2001
First Quarter                                             600.00       486.00
Second Quarter                                            580.00       495.00
Third Quarter                                             591.00       468.50
Fourth Quarter                                            555.00       487.00
2002
First Quarter                                             639.00       512.00
Second Quarter                                            675.00       544.00
Third Quarter                                             575.00       465.00
Fourth Quarter                                            584.00       485.00

Monthly Highs and Lows for most recent six months
2002
September                                                 550.00       500.00
October                                                   584.00       485.00
November                                                  548.00       520.00
December                                                  520.00       490.00
2003
January                                                   541.00       485.00
February                                                  511.00       398.00
March                                                     416.00       358.00
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Trading Prices on the London Stock Exchange
-------------------------------------------------------------------------------
                                                     Price per Share in GB pence
-------------------------------------------------------------------------------
                                                           High         Low
                                                         ----------------------
Annual Highs and Lows
2000 (since November 13, 2000)                           3530.00       3012.50
2001                                                     4257.50       3000.00
2002                                                     4550.00       3200.00

Quarterly Highs and Lows
2001
First Quarter                                            4257.50       3350.00
Second Quarter                                           3780.00       3352.50
Third Quarter                                            3812.50       3000.00
Fourth Quarter                                           3675.00       3200.00
2002
First Quarter                                            4250.00       3425.00
Second Quarter                                           4550.00       3900.00
Third Quarter                                            4012.50       3200.00
Fourth Quarter                                           4012.50       3425.00

Monthly Highs and Lows for most recent six months
2002
September                                                3717.50       3425.00
October                                                  4012.50       3425.00
November                                                 3837.50       3755.00
December                                                 3675.00       3460.00
2003
January                                                  3832.50       3480.00
February                                                 3600.00       3112.50
March                                                    3112.50       2687.50
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Trading Prices on the New York Stock Exchange
-------------------------------------------------------------------------------
                                                        Price per ADR(1) in US$
-------------------------------------------------------------------------------
                                                           High         Low
                                                         ----------------------
Annual Highs and Lows
2000 (since November 13, 2000)                            10.94         8.38
2001                                                      12.67         8.60
2002                                                      13.14         9.87

Quarterly Highs and Lows
2001
First Quarter                                             12.67         9.68
Second Quarter                                            11.06         9.65
Third Quarter                                             10.90         8.60
Fourth Quarter                                            10.60         9.28
2002
First Quarter                                             12.30         9.87
Second Quarter                                            13.14        11.57
Third Quarter                                             12.40         9.87
Fourth Quarter                                            12.70        10.65

Monthly Highs and Lows for most recent six months
2002
September                                                 11.83        10.73
October                                                   12.70        10.65
November                                                  12.15        11.33
December                                                  11.68        11.08
2003
January                                                   12.45        11.50
February                                                  12.00         9.69
March                                                      9.93         8.60
-------------------------------------------------------------------------------
(1) One ADR represents one-fifth of a share of the Company.  Source:  Bloomberg

                       ITEM 10 -- ADDITIONAL INFORMATION

                           ARTICLES OF INCORPORATION


     Set out below is a brief summary of certain provisions of the articles of incorporation and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) relating to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the articles of incorporation of Syngenta. Copies of the Syngenta articles of incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section "About Syngenta". An English translation is included as an exhibit to this annual report.

     Syngenta AG is registered in the commercial register of the Canton of Basel-Stadt under number CH-170.3.023.349-3. The business purpose of Syngenta, according to section 2 of its articles of incorporation, is to hold interests in enterprises, particularly in the areas of agribusiness; under special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or elsewhere.

Capital Structure and Shares

     The nominal share capital of Syngenta is CHF 1,125,645,840, divided into 112,564,584 registered shares with a nominal value of CHF 10 each. All of the Syngenta shares have been issued in registered form and are fully paid.

     A shareholder may at any time request that Syngenta confirm the number of registered shares owned by the shareholder recorded in Syngenta's share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Voting Rights

     Each Syngenta share carries one vote at the shareholders' meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta's share register (Aktienbuch) as a shareholder with voting rights. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares.

Shareholders' Meetings

     Under Swiss law, an ordinary annual shareholders' meeting must be held within six months after the end of Syngenta's financial year. Shareholders' meetings may be convened by the board of directors or, in exceptional circumstances, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders' meeting if resolved by an ordinary shareholders' meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 1 million (i.e., 100,000 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting. A shareholders' meeting is convened by way of notice appearing once in the official publication organs of the Company at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

     The shareholders' meeting passes resolutions and makes elections, if not otherwise required by law, with a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and as per Syngenta's articles of incorporation a resolution passed at a shareholders' meeting with a supermajority of 66 2/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

     o    changes in Syngenta's business purpose;

     o    the creation of shares with privileged voting rights;

     o restrictions on the transferability of registered shares and the removal of such restrictions;

     o    an authorized or conditional increase in Syngenta's share capital;

     o an increase in Syngenta's share capital by way of capitalization of reserves (Kapitalerhohung aus Eigenkapital), against contributions in kind (Sacheinlage) or for the purpose of the acquisition of assets (Sachubernahme), or the granting of special privileges;

     o    the restriction or withdrawal of pre-emptive rights of shareholders;

     o    a relocation of the registered office; and

     o the dissolution of Syngenta other than by liquidation (for example, by way of a merger).

     In addition, any provision in the articles of incorporation providing for a stricter voting requirement than the voting requirements prescribed by law or the existing articles of incorporation must be adopted in accordance with such stricter voting requirements. The articles of incorporation of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders' meetings than the voting requirements prescribed by law and described above.

     The shareholders' meeting also has the non-transferable power to vote by a simple majority of the votes represented at the shareholders' meeting on any amendments to the articles of incorporation (other than those referred to in the preceding two paragraphs), to elect the Directors, the external auditors, to approve the annual report and the financial statements, to set the annual dividend, to grant the Directors and management discharge from liability for matters disclosed to the shareholders' meeting, and to order an independent investigation into specific matters proposed to the shareholders' meeting (Sonderprufung).

     At Syngenta's shareholders' meetings, shareholders may only be represented by a legal representative, by another shareholder entitled to vote based on a written proxy, proxies designated in agreements with or regulations relating to nominees, by an appointed representative of the corporate body of Syngenta (Organvertreter), the independent proxy (unabhangiger Stimmrechtsvertreter) or an assignee of proxy votes for deposited shares (Depotvertreter). Votes are taken on a show of hands unless the shareholders' meeting resolves to have a ballot or the chairman of the meeting orders such ballot.

Pre-emptive Rights

     Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to the prior approval of the shareholders' meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be varied or excluded by a resolution of a shareholders' meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the articles of incorporation). Valid grounds are, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights. Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders' meeting may delegate the decision as to whether pre-emptive rights should be excluded to the Board of Directors provided the fundamental principles upon which the decision has to be made are determined by the shareholders' meeting.

Borrowing Power

     Neither Swiss law nor the articles of incorporation of Syngenta restrict in any way Syngenta's power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of Syngenta's Board of Directors, with no shareholders' resolution being required.

Duration and Liquidation

     The articles of incorporation do not limit Syngenta's duration. Syngenta may be dissolved at any time by a shareholders' resolution which must be passed by (1) an absolute majority of the Syngenta shares represented at the meeting in the event Syngenta is dissolved by way of liquidation, and (2) a super-majority of 66 2/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented at the meeting in other events (for example in a merger where Syngenta is not the surviving entity).

     Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of Syngenta shares held by them.

Directors

     According to section 3 of the articles, the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the shareholders' meeting by law or by the articles of incorporation. Exercise of this power does not require shareholder approval. Neither Swiss law nor the articles restrict in any way the Company's power to borrow or otherwise raise funds.

     The terms of office for each member of the Board of Directors shall not exceed three years (a year within the meaning of this provision is the interval between two ordinary shareholders' meetings). The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be coordinated so that in each year approximately one-third of all members of the Board of Directors shall be subject to re-election or election.

     The Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next ordinary shareholders' meeting following such event.

Notices

     Under Swiss law, notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board may designate additional means of communication for publishing notices to shareholders.

Dividends

     Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company's nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the shareholders' meeting usually approves the dividend proposal of the Board. Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADRs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADRs. According to section 4 of the articles, dividends which have not been claimed within five years after the due date fall back to the Company and would be allocated to the general reserves.

Liquidation

     According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid-in shareholding.

Redemption Provision

     Swiss law limits the number of shares, which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10% of the nominal share capital of the Company. Shares held by the Company and its subsidiaries do not have any voting rights. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares. Long-term share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

Mandatory Bid Rule

     Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) set forth in the Swiss Stock Exchange Act.

                               Material Contracts


     The following is a summary of our material contracts. Because it is a summary, it may not contain all of the information about such contracts that is important to you. The summaries are qualified in their entirety by reference to the contracts, copies of which have been filed with the SEC.

The Separation Agreements

     Novartis, AstraZeneca, Syngenta and various of their affiliates entered into a series of separation agreements, each of which became effective at the completion of the transactions, the purpose and effect of which was:

     o to achieve the separation of the historic, current and possible future liabilities of Novartis agribusiness and Zeneca agrochemicals business from the historic, current and possible future liabilities of the remaining activities of Novartis and AstraZeneca;

     o to properly allocate amongst the parties' liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to AstraZeneca and Novartis shareholders or as a result of the transactions themselves;

     o to provide for the provision of various services between Novartis, AstraZeneca and Syngenta on a transitional, and in certain instances a longer-term, basis; and

     o to ensure all affected parties have access to necessary relevant information in the future and that, where relevant, such information is subject to appropriate confidentiality provisions.

     Below we outline the material separation agreements:

Indemnity Matters Agreement

     The Indemnity Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta specify the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party. Generally, under these agreements, AstraZeneca and Novartis respectively indemnify Syngenta for losses in connection with: (1) AstraZeneca's businesses, other than AstraZeneca's agrochemical business and in connection with AstraZeneca's reorganization; and
(2) Novartis's businesses, not including the Novartis agribusiness, and in connection with Novartis's reorganization. Syngenta indemnifies AstraZeneca and Novartis, respectively, for losses in connection with Syngenta's agribusinesses.

Environmental Matters Agreements

     The Environmental Matters Agreements between Syngenta, Novartis and AstraZeneca outline the covenants to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operation of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

     Under the Agreements, Syngenta and its subsidiaries indemnify AstraZeneca and Novartis for matters arising from Syngenta's sites and agribusinesses, with exceptions for certain sites and circumstances. AstraZeneca and Novartis are allocated liability and indemnify Syngenta for such matters arising from their respective sites and businesses, including AstraZeneca's businesses (not including AstraZeneca's agrochemical business) and sites and Novartis's businesses and sites (not including the Novartis agribusiness), with exceptions for certain specific sites and circumstances.

Tax Deed

     The Tax Deed between Novartis and Syngenta allocates Novartis's and Syngenta's responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

     The Tax Deed between AstraZeneca and Syngenta allocates AstraZeneca's and Syngenta's responsibilities for certain tax matters. AstraZeneca retained all tax liabilities arising out of or connected to the remaining AstraZeneca businesses (excluding Zeneca agrochemicals) and the reorganization of the AstraZeneca group for the purpose of separating Zeneca agrochemicals, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to Zeneca agrichemicals business or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

     Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis or AstraZeneca.

     Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty-free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty-free and expire on January 4, 2005.

Public Documentation and Securities Offering Contribution Agreement

     The Public Documentation and Securities Offering Contribution Agreement between Novartis, AstraZeneca and Syngenta allocates the responsibilities for losses arising out of untrue statements, omissions, actions or statements made in the listing and shareholders' documentation, regarding the offering of rights or dividends of shares in Syngenta or in relation to the registration, listing, transfer and issues of the Syngenta shares. Each of the parties generally indemnifies the others for liabilities caused by untrue statements or alleged untrue statements contained in or omissions from such party's listing and shareholders' documents relied on by the other parties or third parties.

                               Exchange Controls

     There are currently no Swiss laws, decrees or regulations restricting the import or export of capital or affecting the payment of dividends or other payments to holders of Syngenta shares or ADRs who are non-Swiss residents. There are no limitations relating only to non-Swiss persons under Swiss law or the Articles of Association of Syngenta on the right to be a holder of Syngenta shares or ADRs.

                                    Taxation

     This taxation summary solely addresses the material Swiss and U.S. tax consequences to shareholders in connection with the acquisition and disposition of Syngenta shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. Prospective investors should consult their tax advisors regarding the particular personal tax consequences of their acquiring, owning and disposing of shares.

Switzerland

     The following is a summary of certain tax considerations relevant to the acquisition and disposition of the Syngenta shares under Swiss tax laws. The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect.

Withholding Tax on Dividends and Similar Distributions

     Dividends paid and other similar cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35%. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration.

     Swiss resident recipients. Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return.

     Non-resident recipients. The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of Syngenta shares and the procedures for claiming a refund of the withholding tax.

     As of January 1, 2003, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Argentina           Germany               Macedonia          Slovenia
Albania             Greece                Malaysia           South Africa
Australia           Hungary               Mexico             Spain
Austria             Iceland               Moldavia           Sri Lanka
Belgium             India                 Morocco            Sweden
Belarus             Indonesia             Netherlands        Thailand
Bulgaria            Ireland               New Zealand        Trinidad and Tobago
Canada              Italy                 Norway             Tunisia
China               Ivory Coast           Pakistan           Ukraine
Croatia             Jamaica               Philippines        United Kingdom
Czech Republic      Japan                 Poland             United States
Denmark             Kazakhstan            Portugal           Vietnam
Ecuador             Kirgistan             Romania            Venezuela
Egypt               Republic of Korea     Russia             Zimbabwe
Finland             Kuwait                Singapore
France              Luxembourg            Slovakia

     Residents of the U.S. A non-resident holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty and (ii) holds, directly and indirectly, less than 10% of Syngenta voting stock, (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar in which the dividend became payable.

     In addition, negotiations have been completed for a new double taxation treaty with Mongolia.

Income and Profit Tax on Dividends and Similar Distributions

     Individuals. An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns.

     Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to dividends (Beteiligungsabzug).

     Non-resident recipients. Recipients of dividends and similar distributions on shares who are neither residents of Switzerland for tax purposes nor hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Tax Treatment of Capital Gains Realized On Syngenta Shares

     Individuals. Swiss resident individuals who hold Syngenta shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Syngenta shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Syngenta shares by Syngenta for the purpose of the capital reduction are recharacterized as taxable distributions. The same is true for gains realized upon a repurchase of Syngenta shares if Syngenta were not to dispose of the repurchased shares within six years after the repurchase. In principle, the taxable income would be the difference between the repurchase price and the nominal value of the shares.

     Individuals who are Swiss residents for tax purposes and who hold the Syngenta shares as business assets, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss income tax.

     Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss corporate income tax.

     Non-resident individuals and legal entities. Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of the shares.

Net Worth and Capital Taxes

     Individuals. Individuals who are Swiss residents for tax purposes, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment are required to include their Syngenta shares in their wealth which is subject to cantonal and communal net worth tax.

     Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include their Syngenta shares in their assets which are subject to cantonal and communal capital tax.

     Non-resident individuals and legal entities. Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Gift and Inheritance Tax

     Transfers of Syngenta shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and in international circumstances if the applicable tax treaty were to allocate the right to tax to such Canton.

Stamp Tax Upon Transfer of Securities (Umsatzabgabe)

     The transfer of the Syngenta shares after the completion of the transactions, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax of 0.15% of the sales proceeds if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

United States

     The following discussion is a summary of the material U.S. federal income tax considerations relevant to the ownership by a U.S. holder of Syngenta shares or Syngenta ADRs. For purposes of this discussion, U.S. holders are beneficial owners of Syngenta shares or ADRs that, for U.S. federal income tax purposes are (i) U.S. citizens or resident alien individuals, (ii) corporations organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of source. In general, if you are the beneficial owner of Syngenta ADRs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADRs. The U.S. Treasury has expressed concerns that parties to whom depositary shares such as the Syngenta ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders. Accordingly, the analysis of the creditability of Swiss withholding taxes described below could be affected by future actions that may be taken by the U.S. Treasury. This summary does not address all of the U.S. federal income tax considerations that may be relevant to the particular circumstances of a U.S. holder of Syngenta shares or Syngenta ADRs, and does not discuss any aspect of state, local or non-U.S. tax law. Moreover, this summary deals only with U.S. holders that will hold Syngenta shares or Syngenta ADRs as capital assets (generally, property held for investment), and it does not apply to U.S. holders that may be subject to special tax rules, such as banks, insurance companies, securities dealers, tax-exempt organizations, persons that hold Syngenta shares or Syngenta ADRs as part of an integrated investment (including a straddle), persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose "functional currency" is not the U.S. dollar. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADRs in light of their particular circumstances, including the effect of any state, local or non-U.S. laws.

Distributions

     A distribution received by a U.S. holder in respect of Syngenta shares or Syngenta ADRs generally will be considered a taxable dividend to the extent paid out of Syngenta's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

     The gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) will be subject to U.S. federal income tax as ordinary foreign source dividend income, and will not be eligible for the corporate dividends-received deduction generally allowed to U.S. corporation under the Code. Such dividends will constitute passive income for foreign tax credit purposes. Taxable dividends paid in Swiss or other foreign currency will be included in a U.S. holder's gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADRs. U.S. holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into U.S. dollars on the date of receipt.

     Subject to certain conditions and limitations under U.S. federal income tax law, a U.S. holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Swiss income tax treaty with the United States on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADRs. Swiss taxes withheld in excess of the rate provided in the Swiss income tax treaty with the United States will not be eligible for credit against a U.S. holder's federal income tax liability. Alternatively, a U.S. holder may choose to deduct such Swiss withholding taxes in computing its U.S. federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year). The U.S. federal income tax rules relating to foreign tax credits are extremely complex. U.S. holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations.

Dispositions

     Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADRs, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder's tax basis in the Syngenta shares or Syngenta ADRs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADRs were held for more than one year at the time of disposition. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a U.S. holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADRs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes. No gain or loss will be recognized if you exchange Syngenta ADRs for the underlying Syngenta Shares they represent or Syngenta Shares for Syngenta ADRs.

Backup Withholding and Information Reporting

     Information reporting requirements may apply to a U.S. holder with respect to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADRs. Backup withholding may apply to these payments if the U.S. holder fails to furnish its correct taxpayer identification number, to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against such holder's U.S. federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                      Where You Can Find More Information

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549, United States and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, United States and at 233 Broadway, New York, New York 10005, United States. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information we file with the SEC are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning us are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, United States.

      ITEM 11 -- QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


Overview

     As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. Syngenta Group Treasury actively manages the Group's exposures in foreign currency, interest rates and credit risk with the intention of optimizing cash flows and to minimize earnings volatility. In accordance with Syngenta's written treasury policy, which was approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

     Syngenta manages all financial risks of the Group and monitors risk exposures and open derivative transactions in accordance with Syngenta's treasury policy. Details of the Group's derivative positions as at December 31, 2002 are set out in Note 31 of the Consolidated Financial Statements.

     Sales and operating costs by currency for the year 2002 for Syngenta were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                          Sales in %                        Operating costs in %
--------------------------------------------------------------------------------------------------------------------
Currency                                          2002                2001                2002                 2001
--------------------------------------------------------------------------------------------------------------------
U.S. dollar                                         35                  32                  27                   27
Euro                                                23                  23                  24                   23
Swiss franc                                          1                   2                  15                   14
British pound sterling                               2                   2                  15                   15
Other                                               39                  41                  19                   21
--------------------------------------------------------------------------------------------------------------------
Total                                              100                 100                 100                  100
--------------------------------------------------------------------------------------------------------------------

     Other currencies include over 46 currencies, however, none of them account for more than 10% of total sales or total operating costs. This currency profile is expected to be representative of the position in 2003.

     Fair values of open derivative instruments at December 31, 2002 were as follows:

--------------------------------------------------------------------------------------------------------------------
                                                                                      Positive            Negative
                                                          Notional amounts          fair value          fair value
Instrument types                                              US$ millions        US$ millions        US$ millions
--------------------------------------------------------------------------------------------------------------------
Interest rate instruments                                            1,516                  38                 (57)
Cross currency swaps                                                   973                 247                   -
Foreign currency forward contracts                                   3,218                  62                 (37)
Currency option contracts                                            1,248                  42                   -
Commodity forward contracts                                             32                   2                   -
--------------------------------------------------------------------------------------------------------------------

Market Risk Due to Fluctuating Foreign Currency Exchange Rates

     Since its formation on November 13, 2000, Syngenta has adopted the U.S. dollar as its reporting currency. Committed foreign currency exposures are generally fully covered and are managed by the use of financial instruments. Syngenta collects information about expected cash flows for major currencies at Group level and, based on monthly forecasts and detailed analyses, hedges material mismatches in currency flows to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

     The Group's primary net foreign currency exposures against the U.S. dollar include the Swiss franc, the British pound sterling and the euro.

     The U.S. dollar equivalent of foreign currency sales and purchases are sensitive to market fluctuations in foreign currency exchange rates. The Group analyzes potential adverse exchange rate effects on sales and operating costs given the prevailing currency mix.

     Syngenta applies value-at-risk calculations to its currency exposures to measure the maximum expected loss in value of its anticipated net transactional currency flows under normal market conditions. Net transactional flows are determined based on projected sales and operating and financial costs by currency. Value-at-risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. The Group uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

     The value-at-risk calculation is performed for anticipated net transactional currency flows for 2003 for the Group taking into account related currency hedges entered into. As of December 31, 2002, the total potential adverse movement for 2003 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$39 million. The movement on transactional flows due to currency during 2002 was close to the level stated in the 2001 report due to the significant strengthening of European currencies in the second half of the year.

Market Risk Due to Fluctuating Interest Rates

     Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of the borrowings of the Group is U.S. dollars after the impact of derivatives. The majority of the net borrowings of the Group are subject to short-term interest rates, although some longer-term swaps have been entered into to reduce interest rate volatility.

     The Group analyzes its interest-bearing assets and liabilities with respect to the next interest repricing date and classifies all items into time intervals. Based on the prevailing fixed to floating ratio of net debt and the repricing structure of interest-bearing assets and liabilities at December 31, 2002, a 100 basis point increase in interest rates across all currencies will increase net interest expense by US$9 million for the next 12-month period when keeping exchange rates unchanged.

Other Market Risk

     Syngenta has only limited exposures with respect to derivatives relating to commodity exposures and to equities held of third parties.

       ITEM 12 -- DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


     Not applicable.


                                    PART II

           ITEM 13 -- DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


           ITEM 14 -- MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                          HOLDERS AND USE OF PROCEEDS

     Not applicable.


     ITEM 15 -- CONCLUSIONS AS TO DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Controls and Procedures

(a) Evaluation of disclosure controls and procedures: The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within ninety days of the filing date of this annual report, have concluded that as of such date the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.

(b) Changes in internal controls: There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in paragraph (a) above.


                             ITEM 16 -- [RESERVED]

     Not applicable.

                                    PART III


                        ITEM 17 -- FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.


                        ITEM 18 -- FINANCIAL STATEMENTS

     The following financial statements, together with the Report of Independent Auditors thereon of February 19, 2003 and of the Joint Group Auditors thereon of February 27, 2002, are filed as part of this annual report:

                                                                 Page
                                                                 ----
       Report of Independent Auditors........................     F-2
       Report of the Joint Group Auditors....................     F-3
       Consolidated Income Statement.........................     F-4
       Consolidated Balance Sheet............................     F-5
       Consolidated Cash Flow Statement......................     F-6
       Consolidated Statement of Changes in Equity...........     F-7
       Notes to the Consolidated Financial Statements........     F-9

                              ITEM 19 -- EXHIBITS


The following documents are exhibits to this annual report:


 Exhibit Number                    Description of Document
 --------------                    -----------------------

      1.1 English Translation of the Articles of Incorporation (Satzung) of Syngenta AG*

      2.1           Deposit Agreement between The Bank of New York and Syngenta
                    AG**

      2.2 Deed of Trust among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trustee Depositary Company Limited, as Trustee

      4.1 Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

      4.2 Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

      4.3 Public Documentation and Securities Offering Contribution Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

      4.4 Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*

      4.5 Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*

      4.6 Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*

      4.7 Environmental Matters Agreement dated September 12, 2000 between Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*

      4.8           Tax Deed dated September 12, 2000 between Novartis AG and
                    Syngenta AG*

      4.9 Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

      4.10 Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

      4.11 Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

      4.12 License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

      4.13 License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

      4.14 Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

      4.15 Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

      4.16 General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*

      4.17 Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*

------------------
* Exhibits incorporated by reference to the Registration Statement on Form F-4 filed September 12, 2000 (File No. 333-125222)

** Exhibits incorporated by reference to the Annual Report on Form 20-F filed June 8, 2001 (File No. 333-12640)

 Exhibit Number                    Description of Document
 --------------                    -----------------------

      4.18 Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

      4.19 Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

      4.20 Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*

      4.21 Syndicated Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Arrangers, HSBC Investment Bank plc as Agent, HSBC Bank USA as Swingline Agent and Citibank, N.A., Credit Suisse First Boston and HSBC Bank plc as Banks*

      4.22 Club Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Arrangers, HSBC Investment Bank plc as Agent and Citibank, N.A., Credit Suisse First Boston and HSBC Bank plc as Banks*

      4.23 Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***

      4.24          Syngenta Executive Stock Option Plan****

      4.25          Syngenta Deferred Share Plan****

       8.1          Subsidiaries of Syngenta AG++

      10.1          Form of Certification by CEO and CFO pursuant to Section 906

      10.2          Consent of Ernst & Young Ltd

      10.3          Consent of PricewaterhouseCoopers AG and KPMG Fides Peat


-------------------------
* Exhibits incorporated by reference to the Registration Statement on Form F-4 filed September 12, 2000 (File No. 333-125222)

*** Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)

**** Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)

++ The subsidiaries of Syngenta are set forth in Note 32 to the Consolidated Financial Statements in the annual report

                                  SYNGENTA AG


                   Index to Consolidated Financial Statements


                                                                           Page
                                                                           ----
Report of Independent Auditors........................................      F-2
Report of the Joint Group Auditors....................................      F-3
Consolidated Income Statement.........................................      F-4
Consolidated Balance Sheet............................................      F-5
Consolidated Cash Flow Statement......................................      F-6
Consolidated Statement of Changes in Equity...........................      F-7
Notes to the Consolidated Financial Statements........................      F-9

Report of Independent Auditors

To the General Meeting of the Shareholders of


Syngenta AG, Basel

We have audited the accompanying consolidated balance sheet of Syngenta AG as of December 31, 2002, and the related consolidated income statement, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated net loss of Syngenta AG for the year ended December 31, 2002, and of consolidated shareholders' equity as of December 31, 2002, to the extent summarized in Note 33 of the consolidated financial statements.

Ernst & Young Ltd


Conrad Loffel                       Jurg Zurcher
Certified Accountant                Certified Accountant

        Basel (Switzerland), February 19, 2003

Report of the Joint Group Auditors

To the General Meeting of the Shareholders of


Syngenta AG, Basel

As Joint Group Auditors, we have audited the accompanying consolidated financial statements (consolidated income statements, balance sheets, cash flow statements, statements of changes in equity and notes) of Syngenta AG for each of the two years ended December 31, 2001 and 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and 2000 and the results of operations and the cash flows for each of the two years ended December 31, 2001 and 2000 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for each of the two years ended December 31, 2001 and 2000 and of the consolidated shareholders' equity as of December 31, 2001 and 2000 to the extent summarized in Note 33 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG             KPMG Fides Peat


Clive Bellingham   Gerd Tritschler    Christopher Stirling    Erik F. J. Willems

    Basel, February 27, 2002                     Zurich, February 27,2002



Note: International Accounting Standards issued by the International Accounting Standards Board (IASB) are now referred to International Financial Reporting Standards (IFRS).

Consolidated Income Statement

(for the years ended December 31, 2002, 2001 and 2000)

-----------------------------------------------------------------------------------------------------------------------------
(US$ million, except per share amounts)                                Notes          2002            2001            2000
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                                   4/5          6,197           6,323           4,876

Cost of goods sold                                                                  (3,132)         (3,199)         (2,442)
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                         3,065           3,124           2,434

Marketing and distribution                                                          (1,146)         (1,178)           (989)
Research and development                                                              (697)           (723)           (537)
General and administrative                                                            (582)           (581)           (364)
Merger and restructuring costs, net of divestment gains                  6            (396)           (277)            456
-----------------------------------------------------------------------------------------------------------------------------
Operating income                                                                       244             365           1,000

Income/(loss) from associates and joint ventures                         15             (7)             (5)             (1)
Financial expense, net                                                   7            (188)           (249)            (85)
-----------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                                              49             111             914

Income tax expense                                                       8             (70)            (76)           (340)
-----------------------------------------------------------------------------------------------------------------------------
Income/(loss) before minority interests                                                (21)             35             574

Minority interests                                                                      (6)             (1)            (10)
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                      (27)             34             564
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per share (US$)                        9           (0.26)           0.34            7.61
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares, basic and diluted (millions of
shares)                                                                                102             101              74
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(at December 31, 2002, 2001 and 2000)

------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                          Notes             2002            2001           2000
------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets
Cash and cash equivalents                                                                 232             288            756
Trade receivables                                                       10              1,602           1,860          2,004
Other accounts receivable                                               10                243             242            300
Other current assets                                                    11                516             214            163
Inventories                                                             12              1,704           1,716          1,921
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    4,297           4,320          5,144
------------------------------------------------------------------------------------------------------------------------------

Non-current assets
Property, plant and equipment                                           13              2,310           2,348          2,649
Intangible assets                                                       14              2,813           3,004          2,978
Investments in associates and joint ventures                            15                 95             103            112
Deferred tax assets                                                     16                666             666            639
Other financial assets                                                  17                345             268            293
------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                6,229           6,389          6,671
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           10,526          10,709         11,815
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable                                                                   (725)           (687)          (637)
Current financial debts                                                 18             (1,207)         (1,420)        (3,085)
Income taxes payable                                                                     (210)           (220)          (336)
Other current liabilities                                               19               (794)           (882)        (1,013)
Provisions                                                              21               (222)           (231)          (286)
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              (3,158)         (3,440)        (5,357)
------------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
Non-current financial debts                                             20               (925)         (1,116)          (100)
Deferred tax liabilities                                                16             (1,098)         (1,159)        (1,270)
Other non-current liabilities                                                               -               -            (84)
Provisions                                                              21               (915)           (835)          (693)
------------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                          (2,938)         (3,110)        (2,147)
------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                           29                  -               -              -
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                      (6,096)         (6,550)        (7,504)
Minority interests                                                                        (80)            (73)          (101)
------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Issued share capital 112,564,584 ordinary shares                                         (667)           (667)          (667)
Retained earnings                                                                        (225)           (280)          (249)
Reserves                                                                               (3,970)         (3,657)        (3,818)
Treasury shares: 11,023,465 ordinary shares                                               512             518            524
(2001: 11,131,664; 2000: 11,255,000)
------------------------------------------------------------------------------------------------------------------------------
Total equity                                                                           (4,350)         (4,086)        (4,210)
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                          (10,526)        (10,709)       (11,815)
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Cash Flow Statement

(for the years ended December 31, 2002, 2001 and 2000)

------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                             Notes           2002           2001(1)       2000(1)
------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                           244            365         1,000
Reversal of non-cash items:
Depreciation, amortization and impairment on
     Property, plant and equipment                                          13             374            344           208
     Intangible assets                                                      14             282            232           105
Loss/(gain) on disposal of non-current assets                                              (26)           (66)         (785)
Charges in respect of provisions                                            21             432            452           358
 Cash (paid)/received in respect of:
Interest and other financial receipts                                                      181             70            21
Interest and other financial payments                                                     (398)          (260)         (103)
Taxation                                                                                  (191)          (258)         (170)
Merger and restructuring costs                                            21,22           (246)          (352)         (138)
Contributions to pension schemes                                                          (209)           (53)          (15)
Other provisions                                                            21             (49)           (64)          (26)
------------------------------------------------------------------------------------------------------------------------------
Cash flow before working capital changes                                                   394            410           455
Change in net current assets and other operating cash flows                 24             408            138           155
------------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                                                        802            548           610
------------------------------------------------------------------------------------------------------------------------------
Additions to property, plant and equipment                                  13            (165)          (253)         (185)
Proceeds from business divestments                                          25              11            195           825
Proceeds from disposals of property, plant and equipment                                    54             12            50
Purchase of intangibles,  investments in associates and other financial
assets                                                                                    (166)           (57)          (52)
Proceeds from disposal of intangible and financial assets                                    6             12            20
Business acquisitions (net of cash acquired)                                25               -             (4)          387
Acquisition of minorities                                                   25               -            (27)            -
------------------------------------------------------------------------------------------------------------------------------
Cash flow from/(used for) investing activities                                            (260)          (122)        1,045
------------------------------------------------------------------------------------------------------------------------------
Net change in Novartis AG debt                                                               -           (125)       (1,371)
Increases in other third-party interest-bearing debt                                       511          1,240         2,436
Repayment of third-party interest-bearing debt                                          (1,067)        (1,849)       (1,258)
Repayment of debts factored with recourse                                                    -           (137)            -
Sale/(purchase) of treasury shares                                                           3              3          (524)
Merger transaction costs                                                                     -              -           (68)
Net transfers to Novartis AG other than in respect of  interest-bearing
debt                                                                                         -              -          (183)
Dividends paid to group shareholders                                                       (48)             -             -
Dividends paid to minorities                                                                (6)             -             -
------------------------------------------------------------------------------------------------------------------------------
Cash flow from/(used for) financing activities                                            (607)          (868)         (968)
------------------------------------------------------------------------------------------------------------------------------
Net effect of currency translation on cash and cash equivalents                              9            (26)          (42)
------------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                                    (56)          (468)          645
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the year                                     288            756           111
Cash and cash equivalents at the end of the year                                           232            288           756
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of the consolidated financial statements.
___________________
(1) Comparative 2001 and 2000 data have been reclassified to align them with the new format of the Consolidated Cash Flow Statement.

Consolidated Statement of Changes in Equity

(for the years ended December 31, 2002, 2001 and 2000)

------------------------------------------------------------------------------------------------------------------------------
(US$ million)                         Par value
                                         of                                                                          Total
                                      ordinary              Additional   Fair   Cumulative   Novartis   Treasury     share-
                                      shares     Retained    paid-in    value   translation    net       shares,    holder's
                                      (Note 23)  earnings    capital   reserves adjustment  investment   at cost    equity
------------------------------------------------------------------------------------------------------------------------------
January 1, 2000                                                                    (228)       2,709                 2,481
------------------------------------------------------------------------------------------------------------------------------
Net income prior to separation from                                                              315                   315
     Novartis AG
Net transfers to Novartis AG                                                                    (183)                 (183)
Contribution to capital of remaining
     Novartis AG net investment, as
     of
     separation                           407                 2,434                           (2,841)                    -
Issuance of shares of common stock,
     in consideration for Zeneca
     agrochemicals business               260                 1,685                                                  1,945
Purchase of treasury shares                                                                                 (524)     (524)
Net income after separation                          249                                                               249
Translation effects                                                                 (73)                               (73)
------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                         667        249      4,119                (301)           -        (524)    4,210
------------------------------------------------------------------------------------------------------------------------------
Net income                                            34                                                                34
Gains and losses recognized directly
     in equity:
Unrealized holding gains/(losses) on
     available-for-sale financial
     assets                                                                (11)                                        (11)
Unrealized gains/(losses) on
     derivatives designated as cash
     flow hedges                                                           (17)                                        (17)
Issue of shares under employee share
     purchase plan                                    (3)                                                      6         3
Translation effects                                                                (133)                              (133)
------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                         667        280      4,119        (28)    (434)           -        (518)    4,086
------------------------------------------------------------------------------------------------------------------------------
Net loss                                             (27)                                                              (27)
Issue of shares under employee share
     purchase plan                                    (3)                                                      6         3
Dividends paid to group shareholders                 (48)                                                              (48)
Gains and losses recognized directly
     in equity:
Unrealized holding gains/(losses) on
     available-for-sale financial
     assets                                                                (40)                                        (40)
Unrealized gains/(losses) on
     derivatives designated as cash
     flow hedges                                                            30                                          30
Deferred tax on tax effected items
     posted to equity                                 23                    11                                          34
Translation effects                                                                 312                                312
------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                         667        225      4,119        (27)    (122)           -        (512)    4,350
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes form an integral part of the consolidated financial statements.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders' equity, for the years ended December 31, 2002, 2001 and 2000, were US$306 million, US$(130) million and US$491 million, respectively.

The amount available for dividend distribution is based on Syngenta AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$135 million of the additional paid in capital is not available for distribution.

On April 26, 2002, a dividend of CHF 0.80 per share was paid in respect of 2001.

The Board of Directors proposes a dividend in respect of 2002 of CHF 0.85 per share totaling CHF 95 million on all shares in issue at December 31, 2002. The dividend attributable to the treasury shares under the control of Syngenta at the date of the dividend payment will be waived, and therefore reduce the total dividend payment made, but not the amount of dividend per share. As at December 31, 2002, the number of treasury shares under the control of Syngenta was 11,023,465 shares.

The following summarizes the movements on the cash flow hedge reserve:

------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                               2002       2001
------------------------------------------------------------------------------------------------------------------------------
January 1                                                                                                     (17)        -
Gain recognized in equity on initial adoption of IAS 39                                                         -         4
Gains/(losses) recognized in equity during the period                                                          69       (27)
(Gains)/losses removed from equity and reported in net income during the period                               (43)        6
(Gains)/losses removed from equity and adjusted against carrying amount of related asset or liability           4         -
Deferred tax                                                                                                   (1)        -
------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                                    12       (17)
------------------------------------------------------------------------------------------------------------------------------

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                                2002      2001
------------------------------------------------------------------------------------------------------------------------------
January 1                                                                                                     (11)        -
Gains/(losses) recognized in equity during the period                                                         (40)      (11)
Gains/(losses) removed from equity and reported in net income during the period                                 -         -
Deferred tax                                                                                                   12         -
------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                                   (39)      (11)
------------------------------------------------------------------------------------------------------------------------------

                   Notes to Consolidated Financial Statement


1.   Basis of preparation of the consolidated financial statements

Nature of operations

The Syngenta Group ("Syngenta") is a world leading crop protection and seeds business that is involved in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.


Basis of preparation of the financial statements

Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG ("Novartis") and AstraZeneca PLC ("AstraZeneca") through an agreement to spin-off and merge the Novartis Crop Protection and Seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the "Transactions"). Following the Transactions, Syngenta has operated as an independent company. As used herein, references to Novartis agribusiness include the historical operating results and activities of the Novartis Crop Protection and Seeds businesses and operations until November 13, 2000, the date of legal separation (the "Separation Date"), upon which date Syngenta began operations as an independent company.

For periods prior to the Separation Date, the consolidated financial statements reflect the historical results of operations and cash flows of Novartis agribusiness. Up to the Separation Date, certain expenses reflected in the consolidated financial statements include an allocation of corporate expenses by Novartis for general and administrative services, including finance, legal, information technology, personnel benefits, and facilities (see Note 28). Such expenses were allocated based on sales. Management believes that the foregoing allocations were made on a reasonable basis; however, the allocations of costs and expenses do not necessarily indicate the costs that would have been or are being incurred by Syngenta on a stand-alone basis. In addition, the financial statements for 2000 may not necessarily reflect what the financial position, results of operations or cash flows would have been if Syngenta had been a separate stand-alone company prior to the Separation Date.

The merger of Novartis agribusiness and Zeneca agrochemicals business has been accounted for as a purchase business combination. The assets acquired and liabilities assumed from AstraZeneca for Zeneca agrochemicals business were recorded at their estimated fair value on the Separation Date. The results of operations and cash flows attributable to Zeneca agrochemicals business have been included in the consolidated financial statements from the Separation Date onwards.

In certain cases the disclosures of comparative 2001 and 2000 figures have been expanded in relation to those provided in the 2001 consolidated financial statements to give a more thorough presentation.


2.   Accounting policies

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Application of U.S. GAAP would have affected shareholders' equity and net income for the years ended December 31, 2002, 2001 and 2000 as detailed in Note 33 to the consolidated financial statements.

The consolidated financial statements are presented in United States dollars ("US$" or "U.S. dollars") as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.


Scope of consolidation

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled in Switzerland, and all of its subsidiaries (together referred to as "Syngenta") and Syngenta's interest in associates and joint ventures.

The consolidated financial statements include all operations and net assets which were transferred from Novartis, and all operations and net assets acquired from AstraZeneca from the Separation Date, as described in Notes 1 and 3, and the effect of subsequent acquisitions and divestments as detailed in
Note 3.


Principles of consolidation

The annual closing date of the consolidated financial statements is December
31.


Subsidiaries

Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. Companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Associates and joint ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta's share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis from the date that significant influence or joint control commences until the date that significant influence ceases.


Other investments

Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders' equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized as an expense in the income statement.


Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated.


Revenue recognition

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed and determinable price, and when collectibility is reasonably assured. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.


Foreign currencies

The consolidated financial statements are expressed in U.S. dollars; however, the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy, have been translated into U.S. dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into U.S. dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to U.S. dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinean peso. In the local financial statements, U.S. dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinian Government where these were different. The impact of revaluation was taken to the income statement.

Subsequent to the Separation Date, Syngenta has denominated goodwill and fair value adjustments arising on acquisitions in U.S. dollars.


Research and development

Research and development expenses are fully charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.


Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.


Trade and other accounts receivable

The reported values represent the invoiced amounts, less adjustments for doubtful receivables.

In certain markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta's liability is discharged through the factor receiving payment from the customer.


Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off.


Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement over the following estimated useful lives:

Buildings                                                        20 to 40 years
Machinery and equipment                                          10 to 20 years
Furniture and vehicles                                            5 to 10 years
Computer hardware                                                 3 to  7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta's buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.


Intangible assets

Intangible assets are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill is amortized to income on a straight-line basis over its useful life and is included within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, reviewed annually and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders' equity.

Management determines the estimated useful life of goodwill based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

Other acquired intangible assets are amortized on a straight-line basis over the following periods:

Product rights and related supply agreements                      5 to 20 years
Trademarks                                                       10 to 20 years
Software                                                          3 to  5 years
Others                                                            3 to 15 years

Trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of cost of goods sold over the period of the supply agreement.


Impairment

Non-current assets, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset's recoverable amount as the higher of net selling price and value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2002, the discount rates utilized were between 13% and 16%. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.


Income taxes

     Income taxes for the year comprise current and deferred tax, using rates enacted or substantially enacted at the balance sheet date.

     Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method, calculated on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

     Deferred tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized. Deferred tax assets are reduced by a valuation allowance to the extent that it is not probable that the related tax benefit will be realized.


Dividends

     Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders of Syngenta AG.

     Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange, the OM Stockholm Stock Exchange, the London Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs, Swedish krona, British pounds sterling and U.S. dollars, respectively.


Treasury shares

     Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.


Borrowings

     Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs are charged to income as incurred.


Financial instruments

     Financial liabilities are stated at amortized cost. Financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

     Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain commodities exposures. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of financial derivative instruments.

     Syngenta does not enter into speculative or derivative transactions not related to the operating business.

     Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses are included in "financial expense, net" within the income statement.

     Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders' equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in fair value of such hedges are dealt with in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

     The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices of the specific instruments held at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

     In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

     When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders' equity. The gain or loss is recognized in the income statement when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in the income statement.

     Syngenta documents the relationship between a hedging instrument and the related hedged item, as well as risk management objectives and the strategy for undertaking each hedge transaction, at the inception of the transactions. Hedge effectiveness is assessed and reviewed both at the inception of the hedge and on an ongoing basis by determining whether the financial instruments used are highly effective in offsetting changes in fair value or cash flows of hedged items.

     IAS 39, "Financial Instruments: Recognition and Measurement" became effective for Syngenta on January 1, 2001. As a result, upon adoption, unrealized gains and losses on derivative financial instruments designated as hedges of anticipated transactions were recorded as derivative assets or derivative liabilities in the balance sheet and in the cash flow hedge reserve in shareholders' equity. The adoption of IAS 39 resulted in the inclusion of a cash flow hedge reserve in equity of approximately US$4 million on a pre-tax basis and approximately US$3 million on an after-tax basis.


Provisions

     A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.


Environmental provisions

     Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, the technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date.


Restructuring provisions

     A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly. Costs relating to the ongoing activities of Syngenta are not recognized until they have been incurred.


Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans

     The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

     The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

     Where Syngenta employees have participated in arrangements sponsored by Novartis AG, Syngenta's share of the defined benefit obligation, plan assets and unrecognized gains and losses have been included in the financial statements at best estimates of Syngenta's share of the total plan and the amounts expected to be transferred to Syngenta. Up to the Separation Date these plans were accounted for as multi-employer plans since the Syngenta share of the assets still had to be determined. As a result, the contributions to these plans represent the pension expense for the period up to the Separation Date.

(b) Post-retirement benefits other than pensions

     Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents.

     The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

(c) Other long-term employee benefits

     Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which Syngenta conducts its operations. Benefit cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is presented within provisions in the consolidated balance sheet.

(d) Employee share participation plans

     No compensation cost is recognized in the financial statements for options or shares granted to employees from employee share participation plans.

(e) Change in accounting policy

     With effect from January 1, 2002, Syngenta has adopted IAS 19 (revised
2002) relating to employee benefits. The change introduced additional requirements for immediate recognition of actuarial gains and losses in the income statement, in situations where the maximum limit on pension asset balance recognition under paragraph 58 of IAS 19 applies. Restatement of prior year amounts is not applicable to this change and no restatement has been made.


3.   Changes in the scope of consolidation

     The following significant changes were made during 2002, 2001 and 2000:

Acquisitions 2002

     On June 26, 2002, additional shares in Wilson Genetics LLC (USA) were acquired, increasing Syngenta's shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta's shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

Acquisitions 2001

     On January 1, 2001, 100% of Pollen Ltd. (Kenya) was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd. (Malaysia), increasing Syngenta's shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd. (Thailand), increasing Syngenta's shareholding to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA (France), increasing Syngenta's shareholding to 100% from 44%, and on September 1, 2001, additional shares were acquired in Tomono Agrica K.K. (Japan), increasing Syngenta's shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Divestments 2001

     In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2001, completed divestments included the sales of the herbicide propaquizafop, the fungicide flutriafol and the insecticide thiocyclam. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (Note 6).

Acquisitions 2000

     As disclosed in Note 1, Syngenta acquired the Zeneca agrochemicals business on November 13, 2000. This acquisition was accounted for under the purchase method. The purchase consideration and fair values of assets acquired including adjustments made in 2001 are presented below:

------------------------------------------------------------------------------
(US$ million)
------------------------------------------------------------------------------
Purchase consideration
 -   fair value of purchase consideration                              1,975
 -   capital contribution received from AstraZeneca                     (210)
------------------------------------------------------------------------------
Net purchase consideration                                             1,765
Less: fair value of net assets acquired                               (1,067)
------------------------------------------------------------------------------
Goodwill                                                                 698
------------------------------------------------------------------------------

     Goodwill on this acquisition is being amortized on a straight line basis over 20 years.

Divestments 2000

     In connection with the Transactions, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities' approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2000, completed divestments included the sale of the fungicide, Flint. 2000 sales in the period up to divestment were US$329 million for these products and product rights on a combined proforma basis. 2000 divestments produced net gains of US$785 million (Note 6).


4.   Segmental breakdown of key figures 2002, 2001 and 2000

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

     The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides, and fungicides.

Seeds

     The Seeds segment sells seeds for growing corn, sugar beet, oilseeds, vegetables and flowers.

Plant Science

     The Plant Science segment, which was referred to as the New Technology segment in the 2001 consolidated financial statements, is engaged in research, development and licensing of technologies enabling production of plants with enhanced agronomic, nutritional and pharmaceutical properties. Future income is expected to arise from licensing arrangements.

General

     Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

     Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS 14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents) and deferred and current taxes.

     The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

----------------------------------------------------------------------------------------------------------------------------
2002                                                               Crop                     Plant
(US$ million, except employees)                              Protection        Seeds    Science(1)  Unallocated       Total
----------------------------------------------------------------------------------------------------------------------------
Third-party segment sales                                         5,260          937             -            -        6,197
Cost of goods sold                                               (2,681)        (451)            -            -       (3,132)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      2,579          486             -            -        3,065
----------------------------------------------------------------------------------------------------------------------------
Marketing and distribution                                         (909)        (237)            -            -       (1,146)
Research and development                                           (425)        (119)         (153)           -         (697)
General and administrative                                         (500)         (62)          (20)           -         (582)
Merger and restructuring costs, net of divestment  gains           (348)         (48)            -            -         (396)
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                    397           20          (173)           -          244
----------------------------------------------------------------------------------------------------------------------------
Included in the above operating income are:
Personnel costs                                                  (1,186)        (255)          (76)           -       (1,517)
Depreciation of property, plant and equipment                      (223)         (30)          (13)           -         (266)
Impairment of property, plant and equipment                        (100)          (8)            -            -         (108)
Amortization of intangible assets                                  (239)         (11)            -            -         (250)
Impairment of intangible assets                                       -          (32)            -            -          (32)
Income/(loss) from associates and joint ventures                     (4)           -            (3)           -           (7)
Other  non-cash  items  including  charges  in  respect of
provisions                                                         (385)         (20)           (1)           -         (406)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total assets                                                      8,189        1,005            91        1,241       10,526
Liabilities and minority interests                               (2,360)        (261)          (16)      (3,539)      (6,176)
----------------------------------------------------------------------------------------------------------------------------
Included in total assets are:
Total property, plant and equipment                               2,035          199            76            -        2,310
Additions to property, plant and equipment                          130           23            12            -          165
Additions to intangible assets                                       18            4             -            -           22
Total investments in associates and joint ventures                   72           13            10            -           95
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Employees at year end                                            15,698        5,891           775            -       22,364
----------------------------------------------------------------------------------------------------------------------------

(1) The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements.

4.   Segmental breakdown of key figures 2002, 2001 and 2000 (continued)

----------------------------------------------------------------------------------------------------------------------------
2001                                                               Crop                     Plant
(US$ million, except employees)                              Protection        Seeds    Science(1)  Unallocated       Total
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Third-party segment sales                                         5,385          938            -             -        6,323
Cost of goods sold                                               (2,740)        (459)           -             -       (3,199)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      2,645          479            -             -        3,124
----------------------------------------------------------------------------------------------------------------------------
Marketing and distribution                                         (948)        (230)           -             -       (1,178)
Research and development                                           (458)        (112)        (153)            -         (723)
General and administrative                                         (501)         (66)         (14)            -         (581)
Merger and restructuring costs, net of divestment  gains           (265)          (9)           -            (3)        (277)
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                    473           62         (167)           (3)         365
----------------------------------------------------------------------------------------------------------------------------
Included in the above operating income are:
Personnel costs                                                  (1,199)        (246)         (34)            -       (1,479)
Depreciation of property, plant and equipment                      (221)         (31)          (8)            -         (260)
Impairment of property, plant and equipment                         (84)           -            -             -          (84)
Amortization of intangible assets                                  (221)         (11)           -             -         (232)
Income/(loss) from associates and joint ventures                     (3)           -           (2)            -           (5)
Other non-cash items including charges in respect of
provisions                                                         (346)         (40)           -             -         (386)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total assets                                                      8,711        1,102          132           764       10,709
Liabilities and minority interests                               (2,261)        (250)         (30)       (4,082)      (6,623)
----------------------------------------------------------------------------------------------------------------------------
Included in total assets are:
Total property, plant and equipment                               2,070          208           70             -        2,348
Additions to property, plant and equipment                          201           39           13             -          253
Additions to intangible assets                                      118           10            -             -          128
Total investments in associates and joint ventures                   70           15           18             -          103
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Employees at year end                                            16,290        5,707          794             -       22,791
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
2000                                                               Crop                     Plant
(US$ million, except employees)                              Protection        Seeds    Science(1)  Unallocated       Total
----------------------------------------------------------------------------------------------------------------------------
Third-party segment sales                                         3,918          958            -             -        4,876
Cost of goods sold                                               (1,946)        (496)           -             -       (2,442)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      1,972          462            -             -        2,434
----------------------------------------------------------------------------------------------------------------------------
Marketing and distribution                                         (754)        (235)           -             -         (989)
Research and development                                           (312)        (103)        (122)            -         (537)
General and administrative                                         (240)        (121)          (3)            -         (364)
Merger and restructuring costs, net of divestment gains             524            -            -           (68)         456
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                  1,190            3         (125)          (68)       1,000
----------------------------------------------------------------------------------------------------------------------------
Included in the above operating income are:
Personnel costs                                                    (745)        (261)          (9)            -       (1,015)
Depreciation of property, plant and equipment                      (146)         (32)          (8)            -         (186)
Impairment of property, plant and equipment                         (22)           -            -             -          (22)
Amortization of intangible assets                                   (80)         (10)           -             -          (90)
Impairment of intangible assets                                       -          (15)           -             -          (15)
Income/(loss) from associates and joint ventures                      -           (1)           -             -           (1)
Other non-cash items including charges in respect of
provisions                                                          445          (18)           -             -          427
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Total assets                                                      9,487        1,122          131         1,075       11,815
Liabilities and minority interests                               (2,379)        (278)         (10)       (4,938)      (7,605)
----------------------------------------------------------------------------------------------------------------------------
Included in total assets are:
Total property, plant and equipment                               2,342          218           89             -        2,649
Additions to property, plant and equipment                          144           38            3             -          185
Additions to intangible assets                                       53            6            -             -           59
Total investments in associates and joint ventures                   73           25           14             -          112
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Employees at year end                                            17,755        6,331          835             -       24,921
----------------------------------------------------------------------------------------------------------------------------

(1) The Plant Science segment was referred to as the New Technology segment in the 2001 consolidated financial statements.

5.   Regional breakdown of key figures 2002, 2001 and 2000

-----------------------------------------------------------------------------------------------------------------------------
2002 (US$ million)                                                        Europe &       Latin         Asia
                                                           NAFTA (2)       AME (3)      America       Pacific        Total
-----------------------------------------------------------------------------------------------------------------------------
Sales (1)                                                      2,260         2,346           661           930        6,197
Total assets                                                   2,752         6,292           668           814       10,526
Additions to property, plant and equipment                        58            89            10             8          165
Additions to intangible assets                                     1            21             -             -           22
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
2001 (US$ million)                                                        Europe &       Latin         Asia
                                                           NAFTA (2)       AME (3)      America       Pacific        Total
-----------------------------------------------------------------------------------------------------------------------------
Sales (1)                                                      2,291         2,263           765         1,004        6,323
Total assets                                                   3,123         5,740         1,005           841       10,709
Additions to property, plant and equipment                        90           128            15            20          253
Additions to intangible assets                                    83            45             -             -          128
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
2000 (US$ million)                                                        Europe &       Latin         Asia
                                                           NAFTA (2)       AME (3)      America       Pacific        Total
-----------------------------------------------------------------------------------------------------------------------------
Sales (1)                                                      1,690         1,747           641           798        4,876
Total assets                                                   3,223         6,525         1,194           873       11,815
Additions to property, plant and equipment                        59            98            13            15          185
Additions to intangible assets                                     -            59             -             -           59
-----------------------------------------------------------------------------------------------------------------------------

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2002, 2001 and 2000:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million, except %)                 Sales (1)                                        Total assets
-----------------------------------------------------------------------------------------------------------------------------
       Country             2002      %      2001      %      2000     %      2002      %      2001      %      2000       %
-----------------------------------------------------------------------------------------------------------------------------
Switzerland                 131      2       102      2        96     2     4,073     39     3,749     35     3,654      31
UK                          162      3       151      2       111     2       804      8       918      9     1,363      12
USA                       1,867     30     1,900     30     1,446    30     2,602     25     3,003     28     3,048      26
France                      473      8       577      9       469    10       409      4       358      3       553       5
Brazil                      354      6       466      7       371     8       523      5       783      7       757       6
Germany                     337      5       281      5       215     4        98      1        77      1       153       1
Others                    2,873     46     2,846     45     2,168    44     2,017     18     1,821     17     2,287      19
-----------------------------------------------------------------------------------------------------------------------------
Total                     6,197    100     6,323    100     4,876   100    10,526    100    10,709    100    11,815     100
-----------------------------------------------------------------------------------------------------------------------------

(1)  Sales by location of third-party customer.
(2) NAFTA - North American Free Trade Association comprising the United States, Canada and Mexico
(3)  AME  - Africa and the Middle East

-----------------------------------------------------------------------------------------------------------------------------
(US$ million, except %)    Additions to property, plant and equipment               Additions to intangible assets
-----------------------------------------------------------------------------------------------------------------------------
       Country            2002       %     2001       %     2000      %      2002      %      2001      %     2000        %
-----------------------------------------------------------------------------------------------------------------------------
Switzerland                 29      18       27      11       34     18        20     92        45     35       59      100
UK                          31      19       63      25       31     17         -      -         -      -        -        -
USA                         56      34       88      35       58     31         1      4        83     65        -        -
France                       9       5        3       1        6      3         -      -         -      -        -        -
Brazil                       7       4       11       4       11      6         -      -         -      -        -        -
Germany                      1       1        1       -        7      4         -      -         -      -        -        -
Others                      32      19       60      24       38     21         1      4         -      -        -        -
-----------------------------------------------------------------------------------------------------------------------------
Total                      165     100      253     100      185    100        22    100       128    100       59      100
-----------------------------------------------------------------------------------------------------------------------------

     No single customer accounts for 10% or more of Syngenta's total sales.


6.   Merger and restructuring costs, net of divestment gains

Merger and restructuring costs, net of divestment gains, consist of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Merger costs                                                                                    -          (3)        (68)
Restructuring costs for redundant operations and activities;
     - integration and synergy costs                                                         (248)       (251)       (238)
     - non-cash pension and other post-retirement benefits restructuring charges              (14)        (12)          -
     - tangible fixed asset impairments                                                      (102)        (84)        (23)
     - intangible fixed asset impairments                                                     (32)         (2)          -
Divestment gains                                                                                -          75         785
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                        (396)       (277)        456
-----------------------------------------------------------------------------------------------------------------------------

     Merger costs in 2000 comprised certain non-recurring costs associated with the Transactions, including legal costs (US$5 million), investment bankers' fees (US$13 million), other advisors' fees (US$6 million), consultancy fees (US$9 million), communication costs (US$20 million) and other costs (US$15 million). These costs were expensed as they relate to the initial listing of shares on stock exchanges.

     Divestment gains of US$75 million in 2001 (2000; US$785 million) represent the net pre-tax gain on the disposal of products divested in response to competition authorities' requirements (Note 3).


7.   Financial expense, net

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                                                                  75          69          43
-----------------------------------------------------------------------------------------------------------------------------
Financial income                                                                                 75          69          43
-----------------------------------------------------------------------------------------------------------------------------
Interest expense  - third party                                                                (188)       (242)        (53)
                  - related party                                                                 -           -         (89)
Other financial expense                                                                         (19)        (22)        (31)
-----------------------------------------------------------------------------------------------------------------------------
Financial expense                                                                              (207)       (264)       (173)
-----------------------------------------------------------------------------------------------------------------------------
Currency gains/(losses), net                                                                    (56)        (54)         45
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                          (188)       (249)        (85)
-----------------------------------------------------------------------------------------------------------------------------


8.   Income tax expense

Income before taxes and minority interests consists of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Switzerland                                                                                     273        (104)        620
Foreign                                                                                        (224)        215         294
-----------------------------------------------------------------------------------------------------------------------------
Total income before taxes and minority interests                                                 49         111         914
-----------------------------------------------------------------------------------------------------------------------------

Income tax expense consists of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Current income tax expense
Switzerland                                                                                     (28)        (15)        (65)
Foreign                                                                                        (103)       (129)       (274)
-----------------------------------------------------------------------------------------------------------------------------
Total current income tax expense                                                               (131)       (144)       (339)
-----------------------------------------------------------------------------------------------------------------------------

Deferred income tax expense
Switzerland                                                                                     (57)         36           4
Foreign                                                                                         118          32          (5)
-----------------------------------------------------------------------------------------------------------------------------
Total deferred income tax expense                                                                61          68          (1)
-----------------------------------------------------------------------------------------------------------------------------

Total income tax expense
Switzerland                                                                                     (85)         21         (61)
Foreign                                                                                          15         (97)       (279)
-----------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                                        (70)        (76)       (340)
-----------------------------------------------------------------------------------------------------------------------------

     For 2002 and 2001, the components of current income tax expense are (2000 comparatives are not available):

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001
-----------------------------------------------------------------------------------------------------------------------------
Current tax relating to current years                                                         (145)        (178)
Adjustments to current tax for prior periods                                                   (12)          28
Benefit of previously unrecognized tax losses                                                   26            6
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                         (131)        (144)
-----------------------------------------------------------------------------------------------------------------------------

     For 2002 and 2001, the components of deferred income tax expense are (2000 comparatives are not available):

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001
-----------------------------------------------------------------------------------------------------------------------------
Origination and reversal of temporary differences                                               99          143
Changes in tax rates                                                                           (10)          (2)
Benefit of previously unrecognized tax losses                                                    6            -
Valuation allowance against deferred tax assets                                                (34)         (73)
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                           61           68
-----------------------------------------------------------------------------------------------------------------------------

     The following tax was (charged)/credited to shareholders' equity (2000 comparatives are not available):

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001
-----------------------------------------------------------------------------------------------------------------------------
Current tax                                                                                      -           -
Deferred tax                                                                                    34           -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                           34           -
-----------------------------------------------------------------------------------------------------------------------------

Analysis of tax rate

     The analysis of Syngenta's tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

     The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate are:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                             2002         2001        2000
                                                                                                %            %           %
-----------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                             25           25          25
Effect of income taxed at different rates                                                      63          (15)          4
Effect of disallowed expenditures                                                              49           18           5
Effect of utilization of previously unrecognized deferred tax assets                          (53)          (5)         (1)
Effect of non-recognition of tax losses in current year                                        41           34          10
Prior year and other items                                                                     16           11          (6)
-----------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                            141           68          37
-----------------------------------------------------------------------------------------------------------------------------

     The utilization of tax loss carry forwards lowered the tax charge by US$26 million, US$6 million, and US$5 million, in 2002, 2001 and 2000 respectively.


9.   Earnings per share

-----------------------------------------------------------------------------------------------------------------------------
(US$ million, except per share amounts)                                                      2002         2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss) for the financial year                                                      (27)          34         564
-----------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per ordinary share (US$)                                  (0.26)        0.34        7.61
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares in issue (millions)-- basic and
diluted.                                                                                      102          101          74
-----------------------------------------------------------------------------------------------------------------------------

     Basic earnings per share has been calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive share options. Taking into account the issuance of share options under the Syngenta Executive Stock Option Plan, and the U.K. employee share option plans, which are the only dilutive potential ordinary shares in existence at December 31, 2002, the amounts for basic and diluted earnings per share are the same.

     At the Separation Date, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. This issuance is considered a recapitalization of Syngenta's predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to the Transaction date. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on the Transaction date, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

     Accordingly, the weighted average number of ordinary shares in issue was 74 million for 2000, after adjustment for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November 2000, as from the issuance and repurchase dates respectively. In 2002 and 2001, the weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27).


10.  Trade and other accounts receivable

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable, gross                                                            1,854       2,188        2,328
Provision for doubtful receivables                                                           (252)       (328)        (324)
-----------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable, net                                                              1,602       1,860        2,004
Other receivables          - third party                                                      242         238          279
                           - Novartis                                                           -           -           15
                           - associates                                                         1           4            6
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                       1,845       2,102        2,304
-----------------------------------------------------------------------------------------------------------------------------

     Movements on provisions for doubtful receivables were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
January 1                                                                                    (328)       (324)        (266)
Additions charged to income                                                                   (33)        (27)         (31)
Amounts written off                                                                            73          42           60
Other movements                                                                               (16)        (29)         (81)
Translation effects                                                                            52          10           (6)
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                  (252)       (328)        (324)
-----------------------------------------------------------------------------------------------------------------------------

11.  Other current assets

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Prepaid expenses         - third party                                                        109         135           56
                         - associates                                                           -           -            2
Derivative assets        - hedging financing exposures                                        286          50            -
                         - hedging trading exposures                                          105          25            -
Marketable securities                                                                          13           4            -
Assets held for divestment                                                                      3           -          105
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                         516         214          163
-----------------------------------------------------------------------------------------------------------------------------


12.  Inventories

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Raw materials and consumables                                                                356          301          597
Finished products                                                                          1,348        1,415        1,324
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                      1,704        1,716        1,921
-----------------------------------------------------------------------------------------------------------------------------

     At December 31, 2002, 2001 and 2000 inventory provisions of US$163 million, US$138 million and US$140 million respectively were deducted in arriving at the above amounts.

     Finished products at December 31, 2002 and 2001 include US$577 million and US$658 million of work in progress respectively.

     Movements on provisions for inventories were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
January 1                                                                                   (138)        (140)        (118)
Additions charged to income                                                                  (43)         (24)         (13)
Reversals credited to income                                                                  11           20           12
Amounts utilized on disposal of related inventories                                           17           30            -
Other movements                                                                               (4)         (27)         (17)
Translation effects                                                                           (6)           3           (4)
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                 (163)        (138)        (140)
-----------------------------------------------------------------------------------------------------------------------------

     At December 31, 2002 the value of the inventories against which these provisions have been made was US$402 million, before deducting the provisions.

13.  Property, plant and equipment

--------------------------------------------------------------------------------------------------------------------------------
                                                                             Plant and
                                                                               other
                                                                Machinery    equipment
                                                                   and         under
        (US$ million)                      Land     Buildings   equipment   construction   Total 2002  Total 2001   Total 2000
--------------------------------------------------------------------------------------------------------------------------------
Cost
January 1                                  117        1,329        2,868         101          4,415       4,541        3,316
Additions                                    1           14           75          75            165         253          185
Disposals                                   (8)         (34)        (172)          2           (212)       (111)        (140)
Acquisition of Zeneca agrochemicals
business (Note 3)                            -            -            -           -              -        (112)       1,192
Transfers between categories                (4)          29           61         (86)             -          -            -
Changes in scope of consolidation            -            -            -           -              -           -            1
Translation effects                          9          163          336           8            516        (156)         (13)
--------------------------------------------------------------------------------------------------------------------------------
December 31                                115        1,501        3,168         100          4,884       4,415        4,541
--------------------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
January 1                                   (3)        (552)      (1,512)          -         (2,067)     (1,892)      (1,756)
Depreciation charge                          -          (52)        (214)          -           (266)       (260)        (186)
Impairment                                  (6)         (32)         (70)          -           (108)        (84)         (22)
Depreciation on disposals                    -           21          159           -            180          90           92
Transfer between categories                  2          (27)          25           -              -           -            -
Changes in scope of consolidation            -            -            -           -              -           -           (1)
Translation effects                          -          (91)        (222)          -           (313)         79          (19)
--------------------------------------------------------------------------------------------------------------------------------
December 31                                 (7)        (733)      (1,834)          -         (2,574)     (2,067)      (1,892)
--------------------------------------------------------------------------------------------------------------------------------
Net book value, December 31                108          768        1,334         100          2,310       2,348        2,649
--------------------------------------------------------------------------------------------------------------------------------
Net book value, December 31, 2001          114          777        1,356         101                      2,348
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Insured value, December 31, 2002             -        2,267        4,738         134          7,139       5,952        7,002
--------------------------------------------------------------------------------------------------------------------------------

     Asset impairments were calculated as described in Note 2. The impairments arose principally from the restructuring and site closures described in Note 22.

     Land and buildings of US$18 million net book value included above and held by the Crop Protection segment are held for resale.

14.  Intangible assets

-----------------------------------------------------------------------------------------------------------------------------
                                                 Product                             Other      Total      Total      Total
(US$ million)                          Goodwill   rights    Trademarks  Software  Intangibles   2002       2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Cost
January 1                                 998      2,332          7         72         123      3,532      3,280      1,110
Additions                                   -          1          -         21           -         22        128         59
Disposals                                   -          -          -         (1)         (2)        (3)        (1)        (2)
Acquisition of Zeneca
     agrochemicals business (Note 3)        -          -          -          -           -          -        130      2,147
Transfers between categories               (2)       (34)         -          -          36          -          -          -
Changes in scope of consolidation           -          3          -          -           -          3         18          -
Translation effects                        12         94          2          4          11        123        (23)       (34)
-----------------------------------------------------------------------------------------------------------------------------
December 31                             1,008      2,396          9         96         168      3,677      3,532      3,280
-----------------------------------------------------------------------------------------------------------------------------
Accumulated amortization
January 1                                (106)      (374)        (2)       (30)        (16)      (528)      (302)      (200)
Amortization charge                       (53)      (157)        (1)       (24)        (15)      (250)      (230)       (90)
Impairment                                (23)         -          -          -          (9)       (32)        (2)       (15)
Amortization on disposals                   -          -          -          -           1          1          1          -
Transfers between categories              (17)        17          -          -           -          -          -          -
Reclassification from other
     current liabilities                    -          -          -          -          (8)        (8)         -          -
Changes in scope of consolidation           -          -          -          -           -          -          -          -
Translation effects                        (3)       (40)         -         (1)         (3)       (47)         5          3
-----------------------------------------------------------------------------------------------------------------------------
December 31                              (202)      (554)        (3)       (55)        (50)      (864)      (528)      (302)
-----------------------------------------------------------------------------------------------------------------------------
Net book value, December 31               806      1,842          6         41         118      2,813      3,004      2,978
-----------------------------------------------------------------------------------------------------------------------------
Net book value, December 31, 2001         892      1,958          5         42         107                 3,004
-----------------------------------------------------------------------------------------------------------------------------

     Asset impairments were calculated as described in Note 2. These impact two cash-generating units in the Seeds segment and are the result of deteriorating trading conditions and forecasts.

     Amortization is included within both cost of goods sold and general and administrative expenses.


15.  Investments in associates and joint ventures

     Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method:

------------------------------------------------------------------------------------------------------------------------------
                                                              %          Balance sheet value          Income statement effect
(US$ million)                                              Ownership   2002      2001      2000        2002     2001      2000
------------------------------------------------------------------------------------------------------------------------------
CIMO Compagnie Industrielle de Monthey SA, Switzerland         50        66        57        61          (2)      (2)        -
Societe Etablissement Claude Camille Benoist SA, France(1)                -         -        11           -        -         -
Maisadour Semences SA, France                                  40        10         8         7           1        1        (1)
North American Nutrition and Agribusiness Fund, USA            34        13        25        21          (4)      (3)        -
Others                                                                    6        13        12          (2)      (1)        -
------------------------------------------------------------------------------------------------------------------------------
Total                                                                    95       103       112          (7)      (5)       (1)
------------------------------------------------------------------------------------------------------------------------------

   (1) Prior to October 12, 2001 - thereafter the company became a subsidiary of Syngenta.


16.  Deferred taxes

     The deferred tax assets and liabilities are analyzed as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                               2002           2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Assets associated with:
- inventories                                                                                163            154         168
- accounts receivable                                                                         38             26          38
- tangible fixed assets                                                                        -              -           9
- pension and employee costs                                                                  96             92          75
- provisions                                                                                 153            239         173
- net operating losses                                                                        59             53          21
- other                                                                                      157            102         155
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowance                                              666            666         639
-----------------------------------------------------------------------------------------------------------------------------
Liabilities associated with:
- property, plant and equipment depreciation                                                 254            243         375
- intangible assets                                                                          534            554         533
- other provisions and accruals                                                              310            362         362
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                   1,098          1,159       1,270
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset/(liability)                                                          (432)          (493)       (631)
-----------------------------------------------------------------------------------------------------------------------------

     The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
one year                                                                                         5            1            4
two years                                                                                       42            2            4
three years                                                                                     36           43            9
four years                                                                                     149          149           25
five years                                                                                     131          110           50
more than five years                                                                           110          155          310
no expiry                                                                                      107           17            -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                          580          477          402
-----------------------------------------------------------------------------------------------------------------------------

     The movements in deferred tax assets and liabilities during the year were as follows:

                                                  January   Recognized in  Recognized  Translation     Other       December
(US$ million)                                        1       net income     in equity    effects     movements        31
-----------------------------------------------------------------------------------------------------------------------------
Assets associated with:
- Inventories                                       154            9              -            1          (1)         163
- accounts receivable                                26           14              -           (6)          4           38
- pensions and employee costs                        92           (5)             4            5           -           96
- provisions                                        239          (41)             -            2         (47)         153
- net operating losses                               53           16              -          (11)          1           59
- other                                             102           61             18            -         (24)         157
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets, net of valuation allowance     666           54             22           (9)        (67)         666
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Liabilities associated with:
- property, plant and equipment                     243          (18)             -           28           1          254
- intangible assets                                 554          (31)             -           10           1          534
- other provisions and accruals                     362           42            (12)          14         (96)         310
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                          1,159           (7)           (12)          52         (94)       1,098
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset/(liability)                 (493)          61             34          (61)         27         (432)
-----------------------------------------------------------------------------------------------------------------------------

     Deferred tax assets, other than net operating losses, are not subject to expiry.

     A deferred tax asset or liability has not been recognized on the following items:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Temporary differences for which deferred tax assets have not been recognized                   190         148          137
Temporary  differences  associated with  investments in subsidiaries for which deferred
tax liabilities have not been recognized                                                       453         443          457
-----------------------------------------------------------------------------------------------------------------------------


17.  Other financial assets

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Long-term loans to associates                                                                    7           6           12
Equity securities available-for-sale and non-current receivables                               159         197          201
Prepaid pension (Note 26)                                                                      179          65           80
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                          345         268          293
-----------------------------------------------------------------------------------------------------------------------------

     In 2002 and 2001, the line "Equity securities available-for-sale and non-current receivables" includes available-for-sale securities of US$70 million and US$92 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.


18.  Current financial debts

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002        2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Interest-bearing Novartis liabilities                                                             -          -          144
Receivables factored with recourse                                                               54        202          320
Euro floating rate notes                                                                        367          -            -
Commercial paper                                                                                221         79            -
Bank and other financial debt                                                                   564      1,137        2,613
Current portion of non-current financial debts (Note 20)                                          1          2            8
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                         1,207      1,420        3,085
-----------------------------------------------------------------------------------------------------------------------------

     The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

     The weighted average interest rate on the current bank and other financial debts was 6.9% per annum, 7.6% per annum and 7.0% per annum in 2002, 2001 and 2000, respectively.

     Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the "Credit Facility") which matures in 2005. As of December 31, 2002, Syngenta had utilized US$48 million under the Credit Facility, leaving US$2,452 million available for future requirements. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating assigned to Syngenta by Moody's Investors' Services, Inc. and Standard and Poor's Corporation ranging from 0.2% to 0.3% of the unused amount throughout the term of the facilities.

     As at December 31, 2002, Syngenta has (euro)350 million of Floating Rate Notes in issue that mature in July 2003. At issue, these liabilities had a value of US$296 million. As at December 31, 2002, they are shown at a value of US$367 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

     Syngenta also has US$221 million of Commercial Paper in issue under its Global Commercial Paper program.


Collateralized non-current financial debts and pledged assets

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                     2002       2001      2000
-----------------------------------------------------------------------------------------------------------------------------
Total amount of collateralized non-current financial debts                                           2          1        16
Total net book value of property,  plant and equipment pledged as collateral for non-current
financial debts                                                                                      -          2         6
-----------------------------------------------------------------------------------------------------------------------------

     Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.


19.  Other current liabilities

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                     2002       2001      2000
-----------------------------------------------------------------------------------------------------------------------------
Accrued expenses                                                                                    442        429       381
Social security and pension contributions                                                            27         27        22
Derivative liabilities     - hedging financing exposures                                             57         22         -
                           - hedging trading exposures                                               37         65         -
Other payables                                                                                      231        339       610
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                               794        882     1,013
-----------------------------------------------------------------------------------------------------------------------------


20.  Non-current financial debts

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                     2002       2001      2000
-----------------------------------------------------------------------------------------------------------------------------
Unsecured bond issues                                                                               842      1,012         -
Liabilities to banks and other financial institutions                                                82        103       105
Finance lease obligations                                                                             2          3         3
-----------------------------------------------------------------------------------------------------------------------------
Total (including current portion of non-current financial debt)                                     926      1,118       108
Less: current portion of non-current financial debt (Note 18)                                        (1)        (2)       (8)
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                               925      1,116       100
-----------------------------------------------------------------------------------------------------------------------------

     The weighted average interest rate on the non-current bank and other financial debts was 5.0% per annum, 5.5% per annum and 6.9% per annum in 2002, 2001 and 2002, respectively.

     The weighted average interest rate on the combined current and non-current bank and other financial debts was 6.0% per annum, 7.1% per annum and 7.0% per annum in 2002, 2001 and 2000, respectively.

     The above balance sheet values of non-current financial debts approximate the estimated fair values of these instruments.

     On July 10, 2001, Syngenta issued (euro)800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. As at December 31, 2002, they are shown at a value of US$842 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

Terms and debt repayment schedule

-----------------------------------------------------------------------------------------------------------------------------
                                                                         1 year or                                More than
(us$ million)                                                    Total      less       1-2 years    2-5 years      5 years
-----------------------------------------------------------------------------------------------------------------------------
Euro 5.5% bond repayable 2006                                      842            -             -          842             -
Euro floating rate notes repayable 2003 (at 3 month
     Euribor plus 0.35%)                                           367          367             -            -             -
Commercial paper at various rates                                  221          221             -            -             -
Borrowings at various rates, under syndicated bank
     facility which expires in 2005                                 48           48             -            -             -
US$ Industrial Revenue bonds, mainly at floating rates              44            -            44            -             -
Amounts owing to banks under various loan and overdraft
     facilities, in various currencies and at various
     interest rates                                                556          517            13           16            10
Receivables factored with recourse                                  54           54             -            -             -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                            2,132        1,207            57          858            10
-----------------------------------------------------------------------------------------------------------------------------


21.  Provisions

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002          2001          2000
-----------------------------------------------------------------------------------------------------------------------------
Restructuring provisions (Note 22)                                                            273           257           350
Employee benefits
- accrued pension costs of single employer defined benefit plans (Note 26)                    101           119           133
- other long-term employee benefits                                                            54            53            38
Other post-retirement benefits (Note 26)                                                      112           108           103
Environmental provisions (Note 29)                                                            381           355           275
Provisions for legal and product liability settlements                                         51            75            53
Other provisions                                                                              165            99            27
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                       1,137         1,066           979
-----------------------------------------------------------------------------------------------------------------------------

Current portion of:
         - restructuring provisions                                                           128           132           221
         - employee benefits                                                                   25            36             -
         - environmental provisions                                                            18            29            41
         - provisions for legal and product liability settlements                              12             -            14
         - other provisions                                                                    39            34            10
-----------------------------------------------------------------------------------------------------------------------------
Total current provisions                                                                      222           231           286
Total non-current provisions                                                                  915           835           693
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                       1,137         1,066           979
-----------------------------------------------------------------------------------------------------------------------------

     The following table analyzes the movement in provisions during 2002:

-------------------------------------------------------------------------------------------------------------------------------
                                                                         Release
                                     Balance                                of                                         Balance
                                        at                              provisions                                        at
                                     January                Charged to  credited to             Reclass-  Translation  December
(US$ million)                        1, 2002   Acquisitions   income      income    Payments   ifications   effects    31, 2002
-------------------------------------------------------------------------------------------------------------------------------
Restructuring provisions (Note 22)      257           -         276        (14)       (246)       (22)         22         273
Employee benefits
- accrued pension costs of
     single employer defined
     benefit plans (Note 26)            119           -          66         (3)       (209)       112          16         101
- other long-term employee
     benefits                            53           -           7          -          (4)        (3)          1          54
Other post-retirement benefits
     (Note 26)                          108           -          10          -          (8          1           1         112
Environmental provisions (Note 29)      355           -          33        (11)        (14)        (9)         27         381
Provisions for legal and
     product liability
     settlements                         75           -           9        (17)         (8)        (4)         (4)         51
Other provisions                         99           -          85         (9)        (15)        (1)          6         165
-------------------------------------------------------------------------------------------------------------------------------
Total                                 1,066           -         486        (54)       (504)        74          69       1,137
-------------------------------------------------------------------------------------------------------------------------------

     Other provisions mainly comprise provisions for insurance risks covered by the Group's insurance captive (all of which relate to the Group's own business) and for long-term contractual obligations.

22.  Restructuring provisions

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         Employee
                                                                                       termination   Other third
(US$ million)                                                                             costs      party costs      Total
-----------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                                                            33            20           53
-----------------------------------------------------------------------------------------------------------------------------
Cash payments                                                                               (13)         (193)        (206)
Acquisition of Zeneca agrochemicals business                                                 45           168          213
Additions charged to income                                                                 128           201          329
Non-income property, plant and equipment write-off                                            -           (23)         (23)
Releases credited to income                                                                 (12)            -          (12)
Translation (gains)/losses net                                                               (3)           (1)          (4)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                                                           178           172          350
-----------------------------------------------------------------------------------------------------------------------------
Cash payments                                                                              (111)         (241)        (352)
Additions charged to income                                                                  91           178          269
Releases credited to income                                                                  (7)            1           (6)
Other movements                                                                              (2)            5            3
Translation (gains)/losses net                                                               (2)           (5)          (7)
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                                                           147           110          257
-----------------------------------------------------------------------------------------------------------------------------
Cash payments                                                                               (84)         (162)        (246)
Additions charged to income                                                                 119           157          276
Releases credited to income                                                                 (14)            -          (14)
Reclassifications                                                                           (11)          (11)         (22)
Translation (gains)/losses net                                                               13             9           22
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                                           170           103          273
-----------------------------------------------------------------------------------------------------------------------------

     Restructuring costs relate mainly to Syngenta's business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, Research and development and manufacturing facilities.

     Approximately 3,000 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2002, and 2,602 employees had already left the group by that date.

     The charge to income of US$329 million in 2000 and US$269 million in 2001 arising from the integration of the combined Syngenta businesses represent principally the creation of new organizational structures to replace the previous separate legacy organizations and the plans announced in August 2001 to close certain manufacturing sites and refocus other continuing manufacturing sites. The restructuring plans are due to complete by the end of 2005.

     The charge to income of US$276 million in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta's main Research and Development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in Quarter 4. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third-party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third-party costs relate to the Research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

     Provisions for other third-party costs principally include payments for early termination of contracts with third parties related to redundant activities.


23.  Share capital

     The number of ordinary shares of par value CHF10 in issue and movements during the period were as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                    2002                   2001                   2000
                                                                        Treasury               Treasury               Treasury
                                                            Shares in    shares    Shares in    shares    Shares in    shares
(Millions of shares)                                          issue       held       issue       held       issue       held
------------------------------------------------------------------------------------------------------------------------------
As at January 1                                                112.6       (11.2)     112.6       (11.3)       -           -
Contribution to capital of Novartis net investment at
     separation                                                  -           -          -           -         68.7         -
Issue of ordinary shares in consideration for Zeneca
     agrochemicals business                                                             -           -         43.9         -
Purchase of Treasury shares                                      -           -          -           -          -         (11.3)
Issue of ordinary shares under Employee Share Purchase           -           0.2        -           0.1        -           -
------------------------------------------------------------------------------------------------------------------------------
As at December 31                                              112.6       (11.0)     112.6       (11.2)     112.6       (11.3)
------------------------------------------------------------------------------------------------------------------------------


24. Cash flows arising from change in net current assets and other operating cash flows

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                     2002       2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Change in inventories                                                                               98        101         255
Change in trade and other accounts receivable and other net current assets                         360         41          29
Change in trade and other accounts payable                                                         (50)        (4)       (129)
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                              408        138         155
-----------------------------------------------------------------------------------------------------------------------------

25.  Cash flows arising from major business acquisitions and divestments

     The following is a summary of the cash flow impact of the major business acquisitions and divestments:

-----------------------------------------------------------------------------------------------------------------------------
                                                               2002          2001         2001          2000         2000
(US$ million)                                               Divestments  Acquisitions  Divestments  Acquisitions  Divestments
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                          -           (21)           -         (417)            -
Trade and other accounts receivable                                -            (2)         105       (1,057)            -
Other current assets                                              10             -            -            -             -
Inventories                                                        -            (1)           -         (518)           36
Property, plant and equipment                                      -            (1)           -       (1,192)           12
Intangible assets (excluding goodwill)                             -           (10)          15       (1,548)          (35)
Other non-current assets                                           -            (1)           -         (345)           27
Current and non-current financial debts                            -             -            -        1,671             -
Other liabilities                                                  -             1            -        1,789             -
Provisions                                                         -             -            -          451             -
-----------------------------------------------------------------------------------------------------------------------------
Net assets (acquired)/divested                                    10           (35)         120       (1,166)           40
-----------------------------------------------------------------------------------------------------------------------------
Acquired/(divested) cash and cash equivalents                      -            21            -          417             -
Decrease in investments in associates                              -            11            -            -             -
-----------------------------------------------------------------------------------------------------------------------------
Sub-total                                                         10            (3)         120         (749)           40
-----------------------------------------------------------------------------------------------------------------------------
Goodwill                                                           -            (8)           -         (599)            -
Fair value of shares issued                                        -             -            -        1,945             -
Capital contribution from AstraZeneca                              -             -            -         (210)            -
Reduction of equity and minority interests                         -           (20)           -            -             -
Divestment gains                                                   1             -           75            -           785
-----------------------------------------------------------------------------------------------------------------------------
Net Cash Flow                                                     11           (31)         195          387           825
-----------------------------------------------------------------------------------------------------------------------------


26.  Employee benefits

     Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. At December 31, 2000, many of these were pension plans sponsored by Novartis in conjunction with Novartis's other subsidiaries. Syngenta's participation in these plans prior to completing the Transactions is accounted for as a multi-employer plan for the purposes of the 2000 income statement. As at December 31, 2000, however, Syngenta's shares of the assets and liabilities of the plans formerly sponsored by Novartis are included in the funded assets and liabilities.

     Defined benefit pension plans cover the majority of Syngenta's employees. The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

     Syngenta's main defined benefit pension plans are in the United Kingdom, Switzerland and the United States. With effect from January 1, 2002, the defined benefit section of Syngenta's main U.K. pension plan was closed to employees joining Syngenta after that date. At December 31, 2001, certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at December 31, 2001 and January 1, 2002 in the table below. As part of the January 1, 2002 changes in U.K. pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets have been excluded from the December 31, 2002 totals in the table below. Also, certain elements of the remuneration of Swiss employees are pensionable under a savings arrangement. Employer and employee contributions are paid into a notional savings account within the pension fund. The value of these notional employee accounts is included in the benefit obligation and plan asset figures at December 31, 2001 and January 1, 2002 in the table below. With effect from 2002, this component of the pension plan has been reported as a defined contribution plan. Consequently, US$27 million of benefit obligation and plan assets have been excluded from the December 31, 2002 totals in the table below. Both the reporting changes described above have been included in the "other movements" line in the benefit obligation and plan asset rollforward tables below. Neither change had any effect on the reported funded status of the plans, or on net income for 2002.

     A summary of the status of the main independent defined benefit plans at December 31, 2002, 2001 and 2000 using actuarial assumptions determined in accordance with IAS 19 (revised) is given below.

Employee benefit plans

     The following provides a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and of the benefit obligation for the other post-retirement benefits, which are unfunded.

-----------------------------------------------------------------------------------------------------------------------------
                                                                           Pension             Other post-retirement benefits
(US$ million)                                                      2002      2001      2000       2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Benefit obligation
At beginning of year                                              2,313     2,300       229        113       103         49
Service cost                                                         99        98        17          2         2          1
Interest cost                                                       135       121        21          8         8          3
Net liability assumed from spin-off from Novartis benefit
     plans                                                            -         5       943          -         -          -
Acquisition of Zeneca agrochemicals business                          -         -     1,210          -         -         56
Curtailments and settlements                                         (7)      (28)        -          -         2          -
Plan amendments                                                       -         4         3          -       (26)         -
Actuarial (gain)/loss                                               142       (59)     (130)        21        30          2
Translation effects                                                 300       (58)       19          1         -          -
Benefit payments                                                   (101)      (82)      (12)        (7)       (6)        (8)
Other movements                                                     (32)       12         -          -         -          -
-----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                 2,849     2,313     2,300        138       113        103
-----------------------------------------------------------------------------------------------------------------------------

Plan assets at fair value
At beginning of year                                              2,132     2,353       225          -         -          -
Actual return on plan assets                                       (216)     (176)       15          -         -          -
Net assets assumed from spin-off from Novartis benefit plans          -         8       900          -         -          -
Acquisition of Zeneca agrochemicals business                          -       (14)    1,186          -         -          -
Curtailments and Settlements                                        (12)        -         -          -         -          -
Translation effects                                                 275       (59)       20          -         -          -
Employer contributions                                              253        87        17          7         8          6
Employee contributions                                               18        15         2          -         -          -
Benefit payments                                                   (101)      (82)      (12)        (7)       (8)        (6)
Other movements                                                     (62)        -         -          -         -          -
-----------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value at end of year                          2,287     2,132     2,353          -         -          -
-----------------------------------------------------------------------------------------------------------------------------

Funded status                                                      (562)     (181)       53       (138)     (113)      (103)
Unrecognized actuarial (gain)/loss                                  605       124       (97)        49        31          -
Unrecognized past service costs                                       -         -         -        (23)      (26)         -
Limitation on recognition of surplus due to uncertainty of
     obtaining future benefits                                       (5)       (2)       (9)         -         -          -
-----------------------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                                       38       (59)      (53)      (112)     (108)      (103)
-----------------------------------------------------------------------------------------------------------------------------

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)                                     179        65        80          -         -          -
Accrued benefit liability                                          (141)     (124)     (133)      (112)     (108)      (103)
-----------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                38       (59)      (53)      (112)     (108)      (103)
-----------------------------------------------------------------------------------------------------------------------------

     Of the accrued benefit liability for pensions of US$141 million at December 31, 2002, US$101 million is included in Note 21 as pension provision and US$40 million as restructuring provisions (2001: US$119 million as pension and US$5 million as restructuring).

-----------------------------------------------------------------------------------------------------------------------------
                                                                           Pension             Other post-retirement benefits
(US$ million)                                                      2002      2001      2000       2002      2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Benefit cost
Current service cost                                                99         98        17          2         2          1
Interest cost                                                      135        121        21          8         8          3
Expected return on plan assets                                    (142)      (144)      (25)         -         -          -
Employee contributions                                             (18)       (15)       (2)         -         -          -
Amortization of actuarial loss                                       5          2         1          3         -          -
Effect of limitation on recognition of surplus                       1          -         -          -         -          -
-----------------------------------------------------------------------------------------------------------------------------
                                                                    80         62        12         13        10          4
Past service cost                                                    4          4         -         (3)       (2)         -
Curtailments and settlements                                        33          6         -          -         2          -
-----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                          117         72        12         10        10          4
-----------------------------------------------------------------------------------------------------------------------------

     All the past service cost in 2001, and all the curtailment and settlement expense in 2002 and 2001, arose as a direct result of merger and restructuring activities and are included in the consolidated income statement in merger and restructuring costs, net of divestment gains.

     In each year, the expected return on plan assets is the estimated long-term average rate of return which would be expected to arise on a portfolio of assets similar to the actual portfolio of pension plan assets held at January 1 of that year.

-----------------------------------------------------------------------------------------------------------------------------
                                                                           Pension             Other post-retirement benefits
                                                                   2002      2001      2000       2002      2001       2000
Weighted-average assumptions for the year ended December 31          %         %         %          %         %          %
-----------------------------------------------------------------------------------------------------------------------------
Discount rate                                                       5.2        5.5       5.6        6.7       7.2        7.1
Rate of compensation increase                                       3.4        3.5       2.6         -         -          -
Expected return on plan assets                                      6.3        6.2       5.6         -         -          -
-----------------------------------------------------------------------------------------------------------------------------

     The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

     The assumed healthcare cost trend rate at December 31, 2001 was 9%, decreasing in each successive year from 2002 onwards, to reach an ultimate rate of 4.25% in 2010 and thereafter. The assumed healthcare cost trend at December 31, 2000 was 5.6%, reducing to 4.75% in 2003 and later years.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2002 would have the following effects:

---------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                          1% point increase             1% point decrease
---------------------------------------------------------------------------------------------------------------------------
Effects on total of service and interest cost components                            1                             (1)
Effect on post-retirement benefit obligations                                      14                            (11)
---------------------------------------------------------------------------------------------------------------------------

     The contribution and expense related to the former multi-employer pension plans sponsored by Novartis were US$nil million, US$nil million, and US$11 million for the years ended December 31, 2002, 2001 and 2000 respectively.

     In some Syngenta operations, employees are covered by defined contribution plans for pensions and other long term employee benefits. In 2002, contributions and related expense charged to the consolidated income statement for these plans were US$12 million (2001: US$20 million; 2000: US$12 million).


27.  Employee share participation plans

     Employee and management share participation plans exist as follows:


Syngenta Executive Stock Option Plan

     In 2000, the Syngenta Executive Stock Option Plan was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity during 2002, 2001 and 2000, including the equivalent ADR shares that are offered to Syngenta employees in the United States, and summarizes information about share options outstanding at December 31, 2002, 2001 and 2000.

                                                     Outstanding                                                      Remaining
                                           Exercise      at                                Outstanding                   Life
                                           price CHF  January 1      Granted     Lapsed   at December 31   Exercisable  (years)
-------------------------------------------------------------------------------------------------------------------------------
Year to December 31, 2000                      76.5          -       511,500          -       511,500           -         10
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Year to December 31, 2001                      76.5    511,500             -    (20,000)      491,500           -          9
                                               83.7          -       423,600     (5,100)      418,500           -          9.25
-------------------------------------------------------------------------------------------------------------------------------
Total for year to December 31, 2001                    511,500       423,600    (25,100)      910,000           -
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Year to December 31, 2002                      76.5    491,500             -    (36,000)      455,500           -          8
                                               83.7    418,500             -    (41,900)      376,600           -          8.25
                                               98.0          -       703,818    (41,187)      662,631           -          9.25
                                               98.0          -       340,181          -       340,181           -         10.25
-------------------------------------------------------------------------------------------------------------------------------
Total for year to December 31, 2002                    910,000     1,043,999   (119,087)    1,834,912           -
-------------------------------------------------------------------------------------------------------------------------------

     The weighted average fair value of options granted during the year was CHF 30 per option (2001:CHF 25; 2000:CHF 25).

     The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. All of the options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date.


Syngenta Deferred Share Plan

     In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants may voluntarily defer a part of the 2002 short-term incentive. Approximately 130 senior executives are invited to participate. For the incentive year 2003 the Syngenta Deferred Share Plan will become fully effective and a mandatory part of the 2003 short-term incentive will be allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.


Employee Share Purchase Plan

     In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 108,199 shares (2001: 123,336 shares) were subscribed for, met through a release of treasury shares, at a market value of approximately CHF 86.70 per share (2001: CHF 84.80 per share).

Employee Share Option Savings Plan

     In November 2002, a Share Option Savings Plan was introduced for all U.K. employees, at an exercise price of British pounds sterling 32.21 per share, representing a 15% discount to the market price on the Swiss stock exchange
(SWX) before the offer. Options over 257,712 ordinary Syngenta AG shares were granted under this scheme on December 20, 2002, and are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan.


28.  Transactions and agreements with related parties

     Subsequent to the Separation Date, neither Novartis nor AstraZeneca has had a related party relationship with Syngenta. The Separation Agreements described below, which were made before the Separation Date, continue in force. See Notes 26 and 27 for disclosure of other related party transactions and balances.

     Prior to the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta, Novartis agribusiness was wholly owned by Novartis. It had related party relationships with the non-Syngenta operations of Novartis.

     Prior to the Separation Date, Novartis agribusiness sold products to Novartis, at a price that management believed approximated the price an unrelated third party would have paid. For the year ended December 31, 2000, Syngenta had US$15 million of revenues from Novartis.

     Prior to the formation of Syngenta, Novartis provided Novartis agribusiness with certain general and administrative services, including insurance, legal, treasury, financial and other corporate functions. Although certain assets, liabilities and expenses related to these services were allocated to Novartis agribusiness, up to the Separation Date the results of operations and cash flows presented in these consolidated financial statements may not have been the same as those that would have occurred had the businesses been an independent entity. Subsequent to the Separation Date, Syngenta now operates its own arrangements independent of Novartis, for these services.

     The income statements include the following related party transactions that Syngenta had with the rest of Novartis:

----------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                                 2000
----------------------------------------------------------------------------------------------------------------------
Charges to operating expenses of segments                                                                      (30)
Charges to operating expenses included in Corporate and other activities (1)                                   (39)
Charges to financial expense (2)                                                                               (89)
----------------------------------------------------------------------------------------------------------------------
Total                                                                                                         (158)
----------------------------------------------------------------------------------------------------------------------

(1) Allocated by Novartis based on sales. Certain of these services between Novartis and Syngenta are continuing after the demerger pursuant to transition agreements.

(2) As described in Note 1, Novartis agribusiness received interest bearing financing from Novartis.

     Amounts due from / (due to) Novartis at December 31 are included within the balance sheet captions as follows:

----------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                   Notes           2000
----------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable                                                               10              15
Current financial debts                                                                           18            (144)
----------------------------------------------------------------------------------------------------------------------
Net amount payable to Novartis                                                                                  (129)
----------------------------------------------------------------------------------------------------------------------

     Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the Separation Date and to provide for an orderly transition. Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agribusiness, the agreements with Novartis are considered to be related party agreements. Brief descriptions of significant related party agreements follow.

     The Separation Agreements outlined below have provided for the provision of various services between Syngenta and Novartis on a transitional basis and ensure that both parties have access to necessary information in the future. Certain Separation Agreements also allocate and separate amongst the parties the historic, current and possible future liabilities of the Novartis agribusiness and Zeneca agrochemicals business from the liabilities of the remaining activities of Novartis and AstraZeneca.


Indemnity Matters Agreement

     The Indemnity Matters Agreement between Novartis and Syngenta specifies the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.


Environmental Matters Agreements

     The Environmental Matters Agreements between Syngenta, Novartis and AstraZeneca outline the covenants to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operations of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Tax Deed

     The Tax Deed allocates Novartis' and Syngenta's responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.


Intellectual Property Agreements

     Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis.

     Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty-free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty-free and expire on January 4, 2005.


Pension Agreements

     Pension Agreements outline how the liabilities and assets relating to benefits accrued by employees transferring to Syngenta were to be transferred to Syngenta by AstraZeneca and Novartis, as applicable. In the case of employees in the Novartis Swiss pension fund transferring to Syngenta, the form and structure of the transfer was determined in accordance with Swiss law. Except as otherwise required by law or the terms of the applicable benefit program, liabilities for benefits accrued by retirees or other former employees were not transferred to Syngenta. For a transitional period after the creation of Syngenta, certain Syngenta employees continued to participate in the respective Novartis and/or AstraZeneca arrangements under which they were previously covered. However, Syngenta now operates all its significant employee benefit arrangements independently from Novartis and AstraZeneca.


29.      Commitments and contingencies

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Leasing commitments:
Commitments arising from fixed-term operating
leases in effect at December 31 are as follows:
                                                                            2001               -            -            20
                                                                            2002               -           30            16
                                                                            2003              13           19             8
                                                                            2004              12           18             3
                                                                            2005               8           11             2
                                                                            2006               3            9             -
                                                                            2007               2            -             -
                                                                         Thereafter            4           43             6
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                         42          130            55
-----------------------------------------------------------------------------------------------------------------------------
Operating lease expense of current year                                                       30           31            26
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Commitments for the purchase of property, plant and equipment                                 32            7            47
-----------------------------------------------------------------------------------------------------------------------------


     As of December 31, 2002, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. The approximate payments committed are as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                 2002
-----------------------------------------------------------------------------------------------------------------------------
2003                                                                                          133
2004                                                                                           96
2005                                                                                           64
2006                                                                                           57
2007                                                                                           54
Thereafter                                                                                     38
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                         442
-----------------------------------------------------------------------------------------------------------------------------

     Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed to these institutions are as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                               2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
2001                                                                                          -             -           44
2002                                                                                          -            52           33
2003                                                                                         11            32           30
2004                                                                                         11            21           26
2005                                                                                          5             5            -
2006                                                                                          3             2            -
2007                                                                                          1             -            -
Thereafter                                                                                    -             1            -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                        31           113          133
-----------------------------------------------------------------------------------------------------------------------------


Contingencies

     Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

     A number of Group companies are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Syngenta's management, however, the ultimate outcome of the actions referred to will not materially affect Syngenta's financial condition, but could be material to Syngenta's results of operation in a given period.


Environmental matters

     Syngenta has environmental liabilities at some currently or formerly owned, leased and third-party sites throughout the world.

     In the United States, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ("PRP") in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

     Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

     The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

     Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta's financial condition but could be material to Syngenta's results of operations in a given period.


30.      Principal currency translation rates

-----------------------------------------------------------------------------------------------------------------------------
                                                                                             2002        2001        2000
                                                                                              US$         US$         US$
-----------------------------------------------------------------------------------------------------------------------------
Year end rates used for the consolidated balance sheets, to
   translate the following currencies into US$, are:
                                                                        Swiss franc             1.39         1.68        1.63
                                                                       British pound            0.62         0.69        0.67
                                                                          sterling
                                                                        Japanese yen          118.72       131.31      114.89
                                                                            Euro                0.95         1.13        1.07
                                                                       Brazilian real           3.54         2.33        1.95
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Average rates of the year used for the consolidated income
  and cash flow statements, to translate the following
  currencies into US$, are:
                                                                        Swiss franc             1.57         1.69        1.69
                                                                       British pound            0.67         0.69        0.66
                                                                          sterling
                                                                        Japanese yen          125.55       120.63      107.69
                                                                            Euro                1.07         1.12        1.08
                                                                       Brazilian real           2.89         2.32        1.80
-----------------------------------------------------------------------------------------------------------------------------

31.      Financial instruments

Market Risk

     Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta's objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates

     Syngenta uses U.S. dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

Interest Rates

     Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. In order to manage the volatility of net interest expense, Syngenta may enter into derivative transactions to achieve a desired fixed to floating rate ratio on net debt.

Credit Risk

     Syngenta has policies and operating guidelines in place to ensure that treasury and derivative transactions are limited to transactions with high credit quality banks and financial institutions.

     Syngenta regularly monitors its exposure to loss from both country and customer risk. Syngenta has policies and operating guidelines in place to reduce the risk of loss by limiting the amount of exposure to individual countries and customers, or requiring additional security against exposures related to them, based on Syngenta's assessment of the risks involved.

Liquidity Risk

     Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta's liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Fair Value Hedges

     During 2002, the Group held interest rate swaps involving the exchange of fixed for floating rate interest payments that qualified for hedge accounting as designated fair value hedges relating to bond liabilities. The fair value movements of these interest rate swaps that hedge interest rate risk are included in the consolidated income statement. There is an immaterial amount of hedge ineffectiveness on these swaps.

Cash Flow Hedges

     The Group maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges.

     Syngenta uses forward contracts and purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

     Syngenta uses forward commodity contracts and purchased options to hedge anticipated and committed future purchases. These contracts qualify for hedge accounting and are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement when the related purchases are recorded and recognized in the income statement. There is an immaterial amount of hedge ineffectiveness related to these hedges.

     Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item.

Undesignated Hedges

     The Group also maintains cross currency swaps that convert its floating euro denominated debt into floating U.S. dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to U.S. dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The fair value movements from these transactions are recorded in the income statement.

     The contract values of financial instruments held at December 31, 2002, 2001 and 2000 were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                            2002          2001          2000
-----------------------------------------------------------------------------------------------------------------------------
Interest Rate Swaps
Less than one year                                                                           -             -              -
One to five years                                                                        1,516         1,106              -
Five to six years                                                                            -             -            250
-----------------------------------------------------------------------------------------------------------------------------

Cross Currency Swaps
Less than one year                                                                         296             -              -
One to five years                                                                          677           973              -
Five to six years                                                                            -             -              -
-----------------------------------------------------------------------------------------------------------------------------

Foreign Exchange Forward Contracts
Swiss franc                                                                                534           450            942
British pound sterling                                                                   1,002           756            769
Other European currencies                                                                  308           246             14
U.S. dollar                                                                              1,313           911            112
Others                                                                                      61            35             15
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                    3,218         2,398          1,852
-----------------------------------------------------------------------------------------------------------------------------

Maturities on foreign exchange forward contracts range from 3 to 338 days.

Currency Option Contracts
Swiss franc                                                                                570           350              -
British pound sterling                                                                     446           334              -
U.S. dollar                                                                                232            36              -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                    1,248           720              -
-----------------------------------------------------------------------------------------------------------------------------

     Maturities on currency option contracts range from 8 to 372 days.

     The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta's exposures.

     The notional amounts and fair values of the above instruments at December 31, 2002, 2001 and 2000 are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                       Notional Amount         Positive Fair Value       Negative Fair Value
(US$ million)                                       2002    2001     2000     2002     2001     2000    2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
Interest Rate Swaps                                1,516   1,106      250       38        -        -     (57)     (22)       -
Cross Currency Swaps                                 973     973        -      247       50        -       -        -        -
Foreign Exchange Forward Contracts                 3,218   2,398    1,852       62       13       33     (37)     (63)     (18)
Currency Option Contracts                          1,248     720        -       42       12        -       -        -        -
Commodity Forward Contracts (designated as
cash flow hedges)                                     32      38        -        2        -        -       -       (2)       -

Of the above:
Interest Rate Swaps (designated as cash flow
hedges)                                            1,516     817      250       31        -              (47)     (13)       -
Foreign Exchange Forward Contracts and Option
Contracts (designated as cash flow hedges)         1,316     749    1,168       25        -       18       -       (2)     (13)
-------------------------------------------------------------------------------------------------------------------------------

     Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                           2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
Gains/(losses) recognized in equity                                                                      (16)     (13)      -
Gains/(losses) recognized in net income                                                                   (8)      (5)      -
Gains/(losses) adjusted against carrying amount of non-current financial debts                             2       (4)      -
-------------------------------------------------------------------------------------------------------------------------------

     The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                           2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
Less than one year                                                                                         -        -       -
One to five years                                                                                        (16)     (13)      -
Five to six years                                                                                          -        -       -
-------------------------------------------------------------------------------------------------------------------------------

     Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                           2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
Gains/(losses) recognized in equity                                                                       25      (2)       -
Gains/(losses) recognized in net income                                                                   43      (6)       -
-------------------------------------------------------------------------------------------------------------------------------

     The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

     Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                           2002     2001     2000
-------------------------------------------------------------------------------------------------------------------------------
Gains/(losses) recognized in equity                                                                       1       (2)       -
Gains/(losses) recognized in net income                                                                  (1)      (1)       -
-------------------------------------------------------------------------------------------------------------------------------

     The forecasted transactions designated as the hedged items for the above commodity forward contracts are expected to occur and be reported within net income within one year from the balance sheet date.

     No gains or losses were reclassified into earnings as a result of cash flow hedges being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.


Available-for-sale financial assets

     Unrealized losses of US$40 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2002 (2001 US$11 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.


Embedded derivatives

     Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2002. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2001 and 2000.


Off-balance sheet finance

     At December 31, 2002, non-recourse factoring amounted to US$14 million (2001: US$35 million; 2000: US$75 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

     Syngenta has no other off-balance sheet financing transactions or arrangements.


32. Syngenta's operations, associates and joint ventures as at December 31, 2002

     The following are the significant legal entities in the Syngenta group. Please refer to Note 2, "Accounting Policies" for the appropriate accounting method applied to each type of entity.

-------------------------------------------------------------------------------------------------------------------------------
Country                                      Domicile            Percentage               Share Local    Function of
                                                                  Owned By               Currency (1)    Company
                                                                  Syngenta
-------------------------------------------------------------------------------------------------------------------------------
Argentina
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds S.A.                          Buenos Aires             100%   ARS              980,000   Sales/Production/
                                                                                                        Research
Syngenta Agro S.A.                           Buenos Aires             100%   ARS            1,898,205   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Australia
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection Pty Ltd.            Pendle Hill              100%   AUD           13,942,909   Sales/Production
Syngenta Seeds Pty Ltd.                      Keysborough              100%   AUD            1,000,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Bangladesh
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Bangladesh Limited                  Dhaka                     60%   BDT          102,644,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Belgium
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection N.V.                Ruisbroek                100%   EUR            3,809,521   Sales
-------------------------------------------------------------------------------------------------------------------------------
Bermuda
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Investment Ltd.                     Hamilton                 100%   BMD               12,000   Finance
Syngenta Reinsurance Ltd.                    Hamilton                 100%   BMD              120,000   Reinsurance
-------------------------------------------------------------------------------------------------------------------------------
Brazil
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds Ltda.                         Sao Paulo                100%   BRL           34,678,391   Sales/Production/
                                                                                                        Research
Syngenta Protecao de Cultivos Ltda.          Sao Paulo                100%   BRL          833,186,731   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Canada
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds Canada, Inc.                  Arva, Ont                100%   CAD            1,000,000   Sales/Production/
                                                                                                        Research
Syngenta Crop Protection Canada, Inc.        Guelph, Ont              100%   CAD            1,700,000   Sales/Research
-------------------------------------------------------------------------------------------------------------------------------
Chile
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Agribusiness S.A.                   Santiago de Chile        100%   CLP        2,190,898,985   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------------------------------------------------
Country                                      Domicile            Percentage               Share Local    Function of
                                                                  Owned By               Currency (1)    Company
                                                                  Syngenta
-------------------------------------------------------------------------------------------------------------------------------
China
-------------------------------------------------------------------------------------------------------------------------------
Syngenta (Suzhou) Crop Protection Company    Kunshan                   95%   CNY           203,747,322   Production
     Limited
Syngenta Seeds Co., Ltd.                     Beijing                  100%   CNY             1,400,000   Sales/Production/
                                                                                                         Research
Syngenta (China) Investment Company Limited  Beijing                  100%   CNY           293,564,523   Holding/Sales
Syngenta Nantong Crop Protection Company     Jiangsu Province          94%   CNY           264,900,506   Production
     Limited
Syngenta Crop Protection Limited             Hong Kong                100%   HKD               500,000   Sales
Syngenta Asia Pacific Limited                Hong Kong                100%   HKD             5,025,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Colombia
-------------------------------------------------------------------------------------------------------------------------------
Syngenta S.A.                                Bogota                   100%   COP        58,134,293,300   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Costa Rica
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Costa Rica S.A.                     San Jose                 100%   CRC           105,000,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Czech Republic
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Czech s.r.o.                        Prague                   100%   CZK            21,100,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Denmark
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds A/S                           Slagelse                 100%   DKK             2,000,000   Sales
Syngenta Crop Protection A/S                 Copenhagen               100%   DKK             9,500,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Egypt
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Agro S.A.E.                         Giza                     100%   EGP             3,000,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
France
-------------------------------------------------------------------------------------------------------------------------------
Syngenta France S.A.                         Saint Cyr                100%   EUR            74,017,500   Holding
                                             l'Ecole
Syngenta Seeds S.A.S.                        Saint-Sauveur            100%   EUR            53,715,412   Sales/Production/
                                                                                                         Research
Ets. Claude Camille Benoist S.A.             Orgerus                  100%   EUR             1,081,169   Sales/Production/
                                                                                                         Research
Syngenta Europe Marketing Services S.A.R.L.  Saint Cyr                100%   EUR                10,000   Services
                                             l'Ecole
Syngenta Production France S.A.S.            Saint Pierre La          100%   EUR                37,000   Sales/Production
                                             Garenne
Syngenta Agro. S.A.S.                        Saint Cyr                100%   EUR            44,494,545   Sales/Production/
                                             l'Ecole                                                     Research
Agrosem S.A.                                 Sacy-Le-Petit             80%   EUR               290,000   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
Germany
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds GmbH                          Kleve                    100%   EUR             1,330,000   Sales/Research/
                                                                                                         Production
Syngenta Germany GmbH                        Maintal                  100%   EUR             6,129,000   Holding
Syngenta Agro GmbH                           Maintal                  100%   EUR             2,100,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Greece
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Hellas S.A.                         Athens                   100%   EUR             3,522,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Guatemala
-------------------------------------------------------------------------------------------------------------------------------
Syngenta LAN, S.A.                           Guatemala City           100%   GTQ             1,941,000   Sales/Research
-------------------------------------------------------------------------------------------------------------------------------
Hungary
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds Kft.                          Budapest                 100%   HUF            47,450,000   Sales/Production/
                                                                                                         Research
Syngenta Kft.                                Budapest                 100%   HUF            80,490,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
India
-------------------------------------------------------------------------------------------------------------------------------
Syngenta India Limited                       Mumbai                    51%   INR           159,308,320   Sales/Production/
                                                                                                         Research
Syngenta Crop Protection Private Limited     Mumbai                   100%   INR           275,000,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Indonesia
-------------------------------------------------------------------------------------------------------------------------------
P.T. Syngenta Indonesia                      Jakarta                  100%   IDR        58,122,874,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Ireland
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Ireland Limited                     Dublin                   100%   EUR                50,789   Sales
-------------------------------------------------------------------------------------------------------------------------------
Italy
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection S.p.A.              Milan                    100%   EUR             5,200,000   Sales/Production
Syngenta Seeds S.p.A.                        Madignano                100%   EUR             5,772,000   Sales/Production/
                                                                                                         Research
Agra Societa del Seme S.r.l.                 Massa Lombarda           100%   EUR             3,400,000   Sales/Production/
                                                                                                         Research
Syngenta S.p.A.                              Milan                    100%   EUR             1,976,000   Holding
-------------------------------------------------------------------------------------------------------------------------------
Ivory Coast
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Cote d'Ivoire S.A .                 Abidjan                  100%   XOF         3,328,640,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------------------------------------------------
Country                                      Domicile            Percentage               Share Local    Function of
                                                                  Owned By               Currency (1)    Company
                                                                  Syngenta
-------------------------------------------------------------------------------------------------------------------------------
Japan
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds K.K.                          Chiba-ken                100%   JPY            10,000,000   Sales
Syngenta Japan K.K.                          Tokyo                    100%   JPY           475,000,000   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
Luxembourg
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Participations AG & Co. SNC         Luxembourg               100%   USD               100,000   Holding
Syngenta Luxembourg Finance (#2) Sarl        Luxembourg               100%   USD                12,500   Finance
Syngenta Luxembourg Finance (#2) S.c.A.      Luxembourg               100%   EUR               100,000   Finance
Syngenta Luxembourg Finance (#1) S.A.        Luxembourg               100%   USD               100,000   Finance
-------------------------------------------------------------------------------------------------------------------------------
Malaysia
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Corporation Sdn. Bhd.               Selangor Darul           100%   MYR            10,000,002   Holding
                                             Ehsan
Syngenta Crop Protection Sdn. Bhd.           Selangor Darul            85%   MYR             6,000,000   Sales
                                             Ehsan
-------------------------------------------------------------------------------------------------------------------------------
Mexico
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Agro, S.A. de C.V.                  Mexico City              100%   MXN           157,530,000   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
Morocco
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Maroc S.A.                          Casablanca               100%   MAD            55,000,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Netherlands
-------------------------------------------------------------------------------------------------------------------------------
Syngenta International Participations B.V.   Enkhuizen                100%   EUR               907,560   Holding
Syngenta Seeds International B.V.            Enkhuizen                100%   EUR                68,070   Sales
Syngenta Seeds B.V.                          Enkhuizen                100%   EUR               488,721   Holding/Sales/
                                                                                                         Production/
                                                                                                         Research
Syngenta Manufacturing B.V.                  Roosendaal               100%   EUR             2,258,900   Sales/Production/
                                                                                                         Research
Syngenta Mogen B.V.                          Ridderkerk               100%   EUR             9,343,785   Holding
Stauffer Chemical B.V.                       Rotterdam                100%   EUR            31,583,103   Sales/Production
Syngenta Crop Protection B.V.                Rotterdam                100%   EUR                19,059   Sales
Syngenta Alpha B.V.                          Ridderkerk               100%   EUR                18,190   Holding
Syngenta Beta B.V.                           Ridderkerk               100%   EUR                18,154   Holding
Syngenta Delta B.V.                          Ridderkerk               100%   EUR                20,002   Holding
Syngenta Kappa B.V.                          Ridderkerk               100%   EUR                20,001   Holding
Syngenta Theta B.V.                          Ridderkerk               100%   EUR                18,626   Holding
Syngenta Holding B.V.                        Ridderkerk               100%   EUR                20,001   Holding
-------------------------------------------------------------------------------------------------------------------------------
Pakistan
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Pakistan Limited                    Karachi                   99.7% PKR            75,937,500   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
Panama
-------------------------------------------------------------------------------------------------------------------------------
Syngenta S.A.                                Panama                   100%   USD                10,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Philippines
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Philippines, Inc.                   Manila                   100%   PHP            59,850,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Poland
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection Sp.z.o.o.           Warsaw                   100%   PLN            15,000,000   Sales
Syngenta Seeds Sp.z.o.o.                     Piaseczno                100%   PLN                50,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Portugal
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection - Solucoes Para A   Lisbon                   100%   EUR                30,000   Sales
     Agricultura, Lda.
Zeneca Agro-Produtos para a Agricultura Lda. Lisbon                   100%   EUR               112,788   Sales
-------------------------------------------------------------------------------------------------------------------------------
Russian Federation
-------------------------------------------------------------------------------------------------------------------------------
OOO Syngenta                                 Moscow                   100%   RUR               675,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Singapore
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Singapore Pte Ltd.                  Singapore                100%   SGD               500,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
South Africa
-------------------------------------------------------------------------------------------------------------------------------
Syngenta South Africa (Pty) Ltd.             Johannesburg             100%   ZAR                   100   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
South Korea
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds Co., Ltd.                     Seoul                    100%   KRW         8,050,000,000   Sales/Production/
                                                                                                         Research
Syngenta Korea Ltd.                          Seoul                    100%   KRW        54,950,000,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------






-------------------------------------------------------------------------------------------------------------------------------
Country                                      Domicile            Percentage               Share Local    Function of
                                                                  Owned By               Currency (1)    Company
                                                                  Syngenta
-------------------------------------------------------------------------------------------------------------------------------
Spain
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Agro S.A.                           Madrid                   100%   EUR             7,544,827   Sales/Production
Syngenta Seeds S.A.                          Barcelona                100%   EUR             2,404,000   Sales/Production
Syngenta Spain S.L.                          Madrid                   100%   EUR                 3,006   Holding
Koipesol Semillas S.A.                       Seville                   68%   EUR             3,966,600   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
Sweden
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds AB                            Landskrona               100%   SEK           210,000,000   Sales/Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
Switzerland
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Supply AG                           Basel                    100%   CHF               250,000   Sales
Syngenta Crop Protection AG                  Basel                    100%   CHF               257,000   Holding/Sales/
                                                                                                         Production/
                                                                                                         Research
Syngenta Seeds AG                            Basel                    100%   CHF               100,000   Holding
Syngenta Agro AG                             Dielsdorf                100%   CHF             2,100,000   Sales/Production/
                                                                                                         Research
Syngenta Crop Protection Schweizerhalle AG   Schweizerhalle           100%   CHF               103,000   Production
Syngenta Crop Protection Munchwilen AG       Munchwilen               100%   CHF             5,010,000   Production/
                                                                                                         Research
Syngenta Crop Protection Monthey SA          Monthey                  100%   CHF            70,000,000   Production
CIMO Compagnie Industrielle de Monthey SA    Monthey                   50%   CHF            10,000,000   Production
SF-Chem AG                                   Schweizerhalle            75%   CHF             7,200,000   Sales/Production
Syngenta International AG                    Basel                    100%   CHF               100,000   Management Services
Syngenta Participations AG                   Basel                    100%   CHF            25,000,000   Holding
Syngenta South Asia AG                       Basel                    100%   CHF             9,000,000   Holding
-------------------------------------------------------------------------------------------------------------------------------
Taiwan
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Taiwan Ltd.                         Taipei                   100%   TWD            30,000,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Thailand
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection Limited             Bangkok                  100%   THB            72,230,400   Sales
-------------------------------------------------------------------------------------------------------------------------------
Turkey
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Tarim Sanayi ve Ticaret A.S.        Izmir                    100%   TRL     2,035,000,000,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------
United Kingdom
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Seeds Limited                       Guildford                100%   GBP             1,760,935   Sales/Production/
                                                                                                         Research
Syngenta Bioline Production Limited          Little Clacton           100%   GBP                10,000   Sales/Production
Syngenta Crop Protection UK Limited          Guildford                100%   GBP                   500   Sales/Research
Syngenta Grimsby Limited                     Guildford                100%   GBP            10,000,000   Production
Syngenta Holdings Limited                    Guildford                100%   GBP                   135   Holding
Syngenta Treasury Services Limited           Guildford                100%   GBP                   100   Management
                                                                                                         Services
Syngenta Europe Limited                      Guildford                100%   GBP                     1   Management
                                                                                                         Services
Syngenta Limited                             Guildford                100%   GBP           464,566,941   Holding/ Production/
                                                                                                         Research
-------------------------------------------------------------------------------------------------------------------------------
United States
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Crop Protection, Inc.               Greensboro, NC           100%   USD                 1,001   Sales/Production/
                                                                                                         Research
Syngenta Seeds, Inc.                         Golden Valley MN         100%   USD                     -   Sales/Production/
                                                                                                         Research
Syngenta Biotechnology, Inc.                 Research                 100%   USD                     -   Research
                                             Triangle Park,
                                             NC
Syngenta Corporation                         Wilmington, DE           100%   USD                   100   Holding
Syngenta Finance Corporation                 Wilmington, DE           100%   USD                    10   Finance
Syngenta Investment Corporation              Wilmington, DE           100%   USD                 1,000   Intellectual Property
GB Biosciences Corporation                   Houston, TX              100%   USD                     -   Production
Torrey Mesa Research Institute               San Diego, CA            100%   USD                 1,000   Research
Zeneca Ag Products Holdings, Inc.            Wilmington, DE           100%   USD                 1,000   Holding
-------------------------------------------------------------------------------------------------------------------------------
Ukraine
-------------------------------------------------------------------------------------------------------------------------------
TOV Syngenta                                 Kiev                     100%   USD                15,000   Sales
-------------------------------------------------------------------------------------------------------------------------------
Vietnam
-------------------------------------------------------------------------------------------------------------------------------
Syngenta Vietnam Limited                     Bien Hoa City            100%   UND        55,063,000,000   Sales/Production
-------------------------------------------------------------------------------------------------------------------------------

     In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Democratic Republic of the Congo, Cuba, Czech Republic, Dominican Republic, Ecuador, Guadeloupe, Iran, Kenya, New Zealand, Nigeria, Paraguay, Peru, Romania, Slovakia, Slovenia, Sri Lanka, Swaziland, Ukraine, Uruguay, Venezuela, Yugoslavia and Zimbabwe.

     Note 1. Currency code used is according to ISO 4217.


Listed Companies

     Syngenta India Limited is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2002, it had a market capitalization of INR 4,046,431,328, and is subject to a public share purchase offer which opened on December 30, 2002. International Securities Identification Number: INE. 402.CO.1016.


33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

     Syngenta's consolidated financial statements have been prepared in accordance with IFRS, which as applied by Syngenta, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and equity are set out in the tables below:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million, except earnings per share amounts)                                   Notes      2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss) reported under IFRS                                                            (27)        34         564

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business                                   a            46       (288)       (271)
Purchase accounting: other acquisitions                                              b          (167)      (141)        (92)
Restructuring charges                                                                c            (3)         -           -
Pension provisions (including post-retirement benefits)                              d             1          2           -
Stock-based compensation                                                             e            (3)        (3)        (21)
Deferred taxes on unrealized profit in inventory                                     f            (4)         5           4
Capitalized costs, less disposals and depreciation                                   g            (2)         8          (1)
Impairment losses                                                                    h           (30)         -           -
Deferred tax effect on U.S. GAAP adjustments                                                      24        136          (3)
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss) reported under U.S. GAAP                                                      (165)      (247)        180
-----------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings/(loss) per share under U.S. GAAP                                     (1.62)     (2.44)       2.43
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Equity reported under IFRS                                                                     4,350      4,086       4,210

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business                                   a          (483)      (468)       (240)
Purchase accounting: other acquisitions                                              b           931      1,098       1,239
Restructuring charges                                                                c            (7)         -           -
Pension provisions (including post-retirement benefits)                              d           (97)        (3)         (5)
Stock-based compensation                                                             e             -          -           -
Deferred taxes on unrealized profit in inventory                                     f           (37)       (33)        (37)
Capitalized costs, less disposals and depreciation                                   g            27         28          20
Impairment losses                                                                    h            23          -           -
Deferred tax effect on U.S. GAAP adjustments                                                    (174)      (291)       (367)
-----------------------------------------------------------------------------------------------------------------------------
Equity reported under U.S. GAAP                                                                4,533      4,417       4,820
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Components of equity in accordance with U.S. GAAP:
Share capital                                                                                    667        667         667
Additional paid-in capital                                                                     5,174      5,174       5,174
Treasury shares, at cost                                                                        (512)      (518)       (524)
Retained deficit                                                                                (518)      (305)        (58)
Accumulated other comprehensive income:
-  Currency translation adjustment                                                              (263)      (573)       (439)
-  Unrealized holding gains/(losses) on available-for-sale financial assets                        2        (11)          -
-  Derivative financial instruments designated as cash flow hedges                                13        (17)          -
-  Additional minimum pension liability adjustment                                               (94)         -           -
-  Deferred taxes                                                                                 64          -           -
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                          4,533      4,417       4,820
-----------------------------------------------------------------------------------------------------------------------------

Adoption of Statement of Financial Accounting Standards (SFAS) No. 142

     Syngenta has complied with SFAS 142 "Goodwill and Intangible Assets" with effect from January 1, 2002.

     As a consequence of the adoption of SFAS 142 as from January 1, 2002, goodwill amortization under U.S. GAAP ceased from that date. SFAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method. Under IFRS, goodwill is still required to be amortized.

     SFAS 142 does not require prior periods to be restated. Therefore, in all tables presented in this note, 2002 amounts are presented in compliance with SFAS 142 whereas 2001 and 2000 amounts are not. The following table sets forth on a post-tax basis what Syngenta's consolidated U.S. GAAP net income/(loss) and earnings/(loss) per share would have been in 2001 and 2000 if adjusted to exclude amortization expense related to goodwill and other intangible assets that are no longer amortized.

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                    2002        2001        2000
-------------------------------------------------------------------------------------------------------------------------------
Reported net income/(loss) under U.S. GAAP                                                       (165)       (247)        180
Amortization expense for goodwill and assembled workforce                                           -          42          26
-------------------------------------------------------------------------------------------------------------------------------
Adjusted net income/(loss) under U.S. GAAP                                                       (165)       (205)        206
-------------------------------------------------------------------------------------------------------------------------------
Reported earnings/(loss) per share under U.S. GAAP (basic and diluted)                          (1.62)      (2.44)       2.43
Amortization expense for goodwill and assembled workforce                                        -           0.42        0.35
-------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings/(loss) per share under U.S. GAAP (basic and diluted)                          (1.62)      (2.02)       2.78
-------------------------------------------------------------------------------------------------------------------------------


     Changes in shareholders' equity in accordance with U.S. GAAP are as follows:

-------------------------------------------------------------------------------------------------------------------------------
(US$ million)
-------------------------------------------------------------------------------------------------------------------------------
January 1, 2000 (U.S. GAAP)                                                                                             3,491
-------------------------------------------------------------------------------------------------------------------------------
Net income for the year under U.S. GAAP                                                                                   180
Net transfers to Novartis (1)                                                                                            (164)
Issuance of shares in consideration for Zeneca agrochemicals business                                                   1,945
Acquisition of treasury shares                                                                                           (524)
Foreign currency translation adjustment                                                                                  (108)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2000 (U.S. GAAP)                                                                                           4,820
-------------------------------------------------------------------------------------------------------------------------------
Net loss for the year under U.S. GAAP                                                                                    (247)
Issuance of shares under employee share purchase plan                                                                       6
Unrealized holding gains/(losses) on available-for-sale financial assets                                                  (11)
Net gains/(losses) on derivative financial instruments designated as cash flow hedges                                     (17)
Foreign currency translation adjustment                                                                                  (134)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2001 (U.S. GAAP)                                                                                           4,417
-------------------------------------------------------------------------------------------------------------------------------
Net loss for the year under U.S. GAAP                                                                                    (165)
Issuance of shares under employee share purchase plan                                                                       6
Dividends paid to group shareholders                                                                                      (48)
Unrealized holding gains/(losses) on available-for-sale financial assets                                                   13
Net gains/(losses) on derivative financial instruments designated as cash flow hedges                                      30
Additional minimum pension liability                                                                                      (94)
Income taxes (charged)/credited to shareholders' equity                                                                    64
Foreign currency translation adjustment                                                                                   310
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2002 (U.S. GAAP)                                                                                           4,533
-------------------------------------------------------------------------------------------------------------------------------

     Net transfers to Novartis includes transfers of US$183 million on an IFRS basis net of transfers of pension and stock-based compensation amounts upon spin-off.


a:       Purchase accounting: Zeneca agrochemicals business

     As discussed in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business.

     In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption in IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under U.S. GAAP, the difference between the purchase price paid and the fair value of net assets acquired as part of a business combination is capitalized as goodwill but since the adoption of SFAS 142 this is no longer amortized. The allocation of purchase price also differs and is shown below.

     The purchase price allocation was as follows under U.S. GAAP:

-----------------------------------------------------------------------------------------------------------------------------
U.S. GAAP purchase accounting                                                            2001                       2002
                                                                                       purchase                   purchase
                                                                                        price         2002         price
(US$ million)                                                                         allocation     changes     allocation
-----------------------------------------------------------------------------------------------------------------------------
Intangible assets related to marketed products                                             1,491           -          1,491
Property, plant and equipment                                                              1,200           -          1,200
Assembled workforce                                                                          142           -            142
Other identifiable intangible assets                                                         149           -            149
In-process R&D                                                                               365           -            365
Current assets                                                                             2,013           -          2,013
Current liabilities                                                                       (2,166)          -         (2,166)
Other net liabilities                                                                     (1,624)         23         (1,601)
Goodwill                                                                                     195         (23)           172
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                      1,765           -          1,765
-----------------------------------------------------------------------------------------------------------------------------


The components of the equity and income adjustment related to the U.S. GAAP purchase accounting adjustments are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                       2002                       2001                       2000
                                              Components to reconcile    Components to reconcile    Components to reconcile
(US$ million)                                Net income        Equity   Net income        Equity    Net income        Equity
-----------------------------------------------------------------------------------------------------------------------------
Assembled workforce                                   -             -           (14)         126            (2)          140
In-process R&D                                        -             -             -            -          (365)            -
Restructuring                                         -             -            81           (3)           93             -
Property, plant and equipment                         6           (48)         (175)         (54)            -             -
Intangible assets - marketed products                 2           (44)         (108)         (47)            -             -
Other changes                                         -           (23)          (81)           -             -             -
Goodwill                                             38          (368)            9         (490)            3          (380)
-----------------------------------------------------------------------------------------------------------------------------
Total adjustment                                     46          (483)         (288)        (468)         (271)         (240)
-----------------------------------------------------------------------------------------------------------------------------


Assembled Workforce

Under IFRS, the value assigned to Zeneca agrochemicals business' assembled workforce acquired by Syngenta is treated as goodwill and amortized over 20 years. Under U.S. GAAP, through December 31, 2001, the amortization charge was taken over an estimated average employ a service life of 10 years. With effect from January 1, 2002, in accordance with SFAS 142, assembled workforce, net of related deferred taxes of US$42 million, has been reclassified as goodwill.

In-Process Research and Development

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. U.S. GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with U.S. GAAP, Syngenta has expensed in-process research and development of US$365 million in connection with the acquisition of Zeneca agrochemicals business in 2000.

Restructuring

Restructuring costs of US$93 million charged to net income under IFRS were included in 2000 as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under U.S. GAAP.

In 2001, restructuring costs of US$81 million charged to net income under IFRS were included as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under U.S. GAAP. Also, relocation expenses of US$3 million associated with one restructuring plan, which were not recognized under IFRS, as the employees had not relocated as at December 31, 2001 in accordance with IAS 37, were recognized as a liability and as part of the purchase price allocation under EITF 95-3. In 2002, this item is presented in the line "Restructuring charges" - see item c below.

Property, plant and equipment and Intangible assets related to marketed products

Under IFRS, an intangible asset was recognized during 2001 for two products which achieved registration for sale during the purchase price allocation period but were recognized as in-process research and development in the 2000 financial statements for U.S. GAAP. For U.S. GAAP purposes, in-process research and development has not been adjusted to reflect this capitalization under IFRS.

In 2001, Syngenta reviewed the recoverability of property, plant and equipment and intangible assets related to marketed products associated with certain products reported within the Crop Protection segment, in view of the impact of pre-acquisition changes in selling prices and competitive pressure. While the evaluation of information obtained subsequent to the acquisition date pertaining to events and conditions existing at that date permitted an adjustment to the purchase price allocation pursuant to IAS 22 (Note 3), under U.S. GAAP the post-acquisition evaluation triggered the recognition of an impairment loss pursuant to SFAS 121. Impairment losses of US$282 million were therefore recognized pursuant to SFAS 121 in U.S. GAAP net loss for 2001 in respect of certain products assumed in the Zeneca agrochemicals business combination. The impairment losses were calculated based on discounted net cash flows expected to be generated over the respective estimated product lives. In 2002, the charge for depreciation and amortization of these assets under U.S. GAAP was US$8 million less than under IFRS as a result of the fact that the recoverable amounts of the assets were determined at different dates and were consequently different.

Other changes

SOP 96-1 sets forth the U.S. GAAP accounting and disclosure requirements for environmental remediation liabilities and refers to the guidance in SAB 92 with respect to environmental liabilities assumed in a business. In 2001 Syngenta recorded US$63 million as a purchase accounting allocation adjustment under IFRS (Note 3), but as a change in estimate within the 2001 net loss under U.S. GAAP. Syngenta also recorded in 2001 US$15 million related to receivables recorded at acquisition date, which were subsequently determined to be uncollectible. Of the US$15 million, US$11 million related to value added tax now considered unlikely to be recovered from the respective government authorities. Under U.S. GAAP (SAB 61), the information obtained subsequent to acquisition date, permitting a purchase price allocation adjustment under IAS 22, was accounted for as a change in estimate within the 2001 net loss. Syngenta also recorded in 2001 US$3 million related to an inventory provision. Under IFRS, the documentation supporting the provision provides additional evidence of circumstances at the date of the acquisition balance sheet, and was accounted for as a purchase accounting adjustment, but, as the documentation is post-acquisition, under U.S. GAAP, it was accounted for as a change in estimate within the 2001 net loss.

In 2002, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$23 million reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition - in this case, after December 31, 2001. Under U.S. GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.


b:       Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the U.S. GAAP purchase accounting adjustments for 2002, 2001 and 2000 related to other acquisitions are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                       2002                       2001                       2000
                                              Components to reconcile    Components to reconcile    Components to reconcile
(US$ million)                                Net income        Equity   Net income        Equity    Net income        Equity
-----------------------------------------------------------------------------------------------------------------------------
Ciba-Geigy                                        (174)        864           (134)       1,038            (85)        1,172
Pre-1995 goodwill                                   (8)         81            (10)          89            (10)           99
Merck goodwill                                       6         (23)             3          (29)             3           (32)
Other goodwill                                       9           9              -            -              -             -
-----------------------------------------------------------------------------------------------------------------------------
Total                                             (167)        931           (141)       1,098            (92)        1,239
-----------------------------------------------------------------------------------------------------------------------------

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, was formed in 1996 by the merger of Sandoz and Ciba-Geigy. The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under U.S. GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for U.S. GAAP the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore has been accounted for as a purchase under U.S. GAAP. The merger was consummated before the effective date of Interpretation 9 of the SIC on accounting for business combinations. Under U.S. GAAP, Sandoz is deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Syngenta has specifically identified the fair value adjustments of the Ciba-Geigy U.S. GAAP purchase price allocation that pertain to Syngenta.

The fair value of net assets acquired exceeded the purchase price resulting in negative goodwill of US$1,163 million which was allocated to the acquired non-current, non-monetary assets. The recording of deferred tax assets and liabilities related to the temporary differences between the assigned fair values of assets and liabilities and their respective tax bases resulted in the allocation of a deferred tax adjustment to the net assets purchased.

The fair value of the non-current, non-monetary assets on the date of acquisition has been reduced proportionately by negative goodwill. The final values assigned were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)
-----------------------------------------------------------------------------------------------------------------------------
Intangible assets related to marketed products                                                                         1,787
Property, plant and equipment                                                                                          1,095
Other identifiable intangible assets                                                                                     257
In-process R&D                                                                                                           866
Other net assets                                                                                                       1,471
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                  5,476
-----------------------------------------------------------------------------------------------------------------------------

The main component of the equity and income adjustments related to the Ciba-Geigy U.S. GAAP purchase accounting adjustment relates to the net book value and amortization of intangible assets over their useful lives.

Also, a product was divested in 2001 in compliance with requirements of the competition authorities on the formation of Syngenta. The retirement of the U.S. GAAP carrying amount of the related intangible asset of US$21 million is included in the adjustment for 2001.

The U.S. GAAP fair values of certain former Ciba-Geigy products have been reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$83 million has been recorded against the U.S. GAAP carrying amount of certain product rights and this loss is included in the adjustment for 2002. An impairment loss of US$16 million was recorded in the adjustment for 2001.

Pre-1995 Goodwill

In accordance with IAS 22 (revised), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life. There is a rebuttable presumption under IAS 22 (revised) that the useful life of goodwill does not exceed 20 years. Under U.S. GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill, but since the adoption of SFAS 142 this is no longer amortized.

Prior to January 1, 1995, Syngenta wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to pre-January 1, 1995 goodwill, and, in respect of 2001 and prior years, amortization of that goodwill. In accordance with SFAS 142, the goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. U.S. GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use, must be charged as an expense at the time of acquisition. In accordance with U.S. GAAP, Syngenta expensed in-process research and development of US$38 million in 1997 in connection with the acquisition of product rights and related net assets from Merck & Co., Inc. As a result, the goodwill amount recognized under IFRS was higher than under U.S. GAAP. In accordance with SFAS 142, the goodwill ceased to be amortized for U.S. GAAP with effect from January 1, 2002, but continued to be amortized for IFRS.


c:       Restructuring charges

Under IFRS, restructuring charges are accrued against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. However, relocation costs cannot be recognized as liabilities until an employee actually relocates. Under U.S. GAAP relocation costs of US$3 million were recognized in 2001 in respect of an announced plan to relocate former Zeneca agrochemicals business employees where relocations have not yet taken place. This adjustment is shown in the line "Purchase Accounting; Zeneca agrochemicals" in the net income and equity U.S. GAAP reconciliation for 2001. In 2002, relocation costs of US$3 million were recognized for U.S. GAAP in line with EITF 94-3, in respect of the announced restructuring of research and development. The employees concerned had not yet relocated as of December 31, 2002. Both the 2001 Zeneca related and the 2002 relocation cost adjustments are shown in the line "Restructuring charges" in the 2002 U.S. GAAP shareholders' equity reconciliation.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under U.S. GAAP:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Restructuring provisions in accordance with IFRS                                              273          257          350
Reclassification of restructuring provisions to property, plant and equipment                   -            -            -
Adjustments in restructuring provisions to accord with U.S. GAAP                                7            3            -
-----------------------------------------------------------------------------------------------------------------------------
Restructuring provisions in accordance with U.S. GAAP                                         280          260          350
-----------------------------------------------------------------------------------------------------------------------------


Adjustments to restructuring provisions to accord with U.S. GAAP are comprised of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Employee termination costs                                                                      7            3            -
Other third-party costs                                                                         -            -            -
-----------------------------------------------------------------------------------------------------------------------------
Adjustments to restructuring provisions to accord with U.S. GAAP                                7            3            -
-----------------------------------------------------------------------------------------------------------------------------


Restructuring provisions in accordance with U.S. GAAP are comprised of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Employee termination costs                                                                     177          150           94
Other third-party costs                                                                        103          110          256
-----------------------------------------------------------------------------------------------------------------------------
Restructuring provisions in accordance with U.S. GAAP                                          280          260          350
-----------------------------------------------------------------------------------------------------------------------------


Restructuring charges in accordance with U.S. GAAP are comprised of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Total charges in accordance with IFRS                                                          262          263          316
Adjustments in restructuring charges to accord with U.S. GAAP                                    3          (81)         (93)
-----------------------------------------------------------------------------------------------------------------------------
Restructuring charges in accordance with U.S. GAAP                                             265          182          223
-----------------------------------------------------------------------------------------------------------------------------

Adjustments to restructuring charges to accord with U.S. GAAP are comprised of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Restructuring provision recognition                                                             3             -            -
Fair value adjustments (Note 33a)                                                               -           (81)         (93)
-----------------------------------------------------------------------------------------------------------------------------
Adjustments to restructuring charges to accord with U.S. GAAP                                   3           (81)         (93)
-----------------------------------------------------------------------------------------------------------------------------


d:       Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised), "Employee Benefits". For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions," other post-employment benefits are recorded in accordance with SFAS No. 106 "Employers' Accounting for Post-retirement Benefits other than Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans.

Certain defined benefit pension plan amendments resulted in US$2 million (2001:
US$5 million) of past service costs, which were recognized in net income under IAS 19 (revised) but will be amortized over the average future working lives of employees for U.S. GAAP as required by SFAS 87.

Curtailment and settlement gains were recognized in 2002 and 2001 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses (2001: certain gains) recognized for IFRS in net loss (2001: net income) have not been recognized for U.S. GAAP. Also, under IAS 19 (revised), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS in net loss (2001: net income) have not been recognized for U.S. GAAP. The timing of recognition of curtailments and settlements under U.S. GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net loss (2001: net income) have not been recognized for U.S. GAAP.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for both pension and post-retirement benefit plans:

Pension benefits

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Asset/(liability) recognized for IFRS                                                          38          (59)        (53)
Difference in unrecognized past service costs                                                   6            5           -
Additional minimum pension liability for U.S. GAAP                                            (94)           -           -
Effect of curtailment recognition timing on reported funded status                             (9)          (1)          -
Difference in unrecognized actuarial gains and losses                                          14           (2)          1
-----------------------------------------------------------------------------------------------------------------------------
Prepaid asset/(liability) recognized for U.S. GAAP                                            (45)         (57)        (52)
-----------------------------------------------------------------------------------------------------------------------------

Net periodic benefit cost recognized for IFRS                                                 117           72          12
Past service cost not recognized for U.S. GAAP                                                 (2)          (5)          -
Curtailment and settlement gains/(losses) not recognized for U.S. GAAP                        (10)           3           -
Amortization of actuarial amounts                                                               3            -           -
-----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost recognized for U.S. GAAP                                            108           70          12
------------------------------------------------------------------------------------------------------------------------------

Other post-retirement benefits

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002         2001         2000
-----------------------------------------------------------------------------------------------------------------------------
Liability recognized for IFRS                                                                 (112)        (108)       (103)
Difference in unrecognized amounts                                                             (13)          (5)         (5)
------------------------------------------------------------------------------------------------------------------------------
Liability recognized for U.S. GAAP                                                            (125)        (113)       (108)
------------------------------------------------------------------------------------------------------------------------------

Net periodic benefit cost recognized for IFRS                                                   10           10           4
Amortization of actuarial amounts                                                                8            -           -
------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost recognized for U.S. GAAP                                              18           10           4
------------------------------------------------------------------------------------------------------------------------------


e:        Stock-based compensation

Syngenta does not account for stock-based compensation expense in the income statement under IFRS, as it is not required. Under U.S. GAAP, Syngenta has applied the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations ("APB No. 25"), in accounting for all stock-based compensation plans for all periods presented in these financial statements.

The Syngenta Executive Stock Option Plan is considered to be fixed under APB No. 25, as the number of shares to be issued and exercise price were both known at the date of grant. No compensation expense was recorded as the exercise price exceeded the market price on the date of grant.

In 2001, Syngenta introduced an Employee Share Purchase Plan for employees in certain Swiss subsidiaries. This plan was considered to be compensatory based on the amount of the discount allowed for employee share purchases. For U.S. GAAP, compensation expense of US$3 million (2001: US$3 million) was recorded at the grant date, calculated as the spread between the share price on the date of purchase and the purchase price. Under IFRS, this amount was recorded as a movement in shareholders' equity. 108,199 shares were sold to Syngenta employees during 2002 (2001: 123,336 shares). The discount to the Syngenta share price was 50% (2001: 50%).

Prior to the Separation Date, certain Syngenta employees participated in three Novartis-sponsored plans that were subject to measurement under APB No. 25. These included the Novartis Stock Option Plan, the Management ADR Appreciation Cash Plan and the Employee Share Ownership Plan. At the Separation Date, Syngenta discontinued participation in the Novartis Stock Option Plan and the Management ADR Appreciation Cash Plan. The Employee Share Ownership Plan was discontinued at December 31, 2000.

SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" require entities which have applied the intrinsic value method to provide additional disclosures showing amounts which would have been reported in the financial statements if the fair value based method of accounting for stock-based compensation had been applied:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                    2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss) under U.S. GAAP, as reported                                                   (165)       (247)       180
Stock-based employee compensation cost under U.S. GAAP, as reported                                 3           3         21
Stock-based employee  compensation cost which would have been reported for U.S. GAAP
under the fair value based method.                                                                (12)         (7)       (17)
-----------------------------------------------------------------------------------------------------------------------------
Proforma net income/(loss) under U.S. GAAP, as if the fair value based method had
been applied                                                                                     (174)       (251)       184
-----------------------------------------------------------------------------------------------------------------------------

Basic and diluted earnings/(loss) per share under U.S. GAAP, as reported                        (1.62)      (2.44)      2.43

Proforma basic and diluted  earnings/(loss) per share under U.S. GAAP as if the fair value
based method had been applied                                                                   (1.71)      (2.47)      2.49
------------------------------------------------------------------------------------------- ----------- ---------- ----------


The weighted average assumptions used in determining fair value of option grants were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                    2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                                    1.4%       1.4%        1.3%
Expected volatility                                                                              22.8%      22.8%       23.0%
Risk-free interest rate                                                                           3.4%       4.5%        3.7%
Expected life                                                                                10 years   10 years    10 years
------------------------------------------------------------------------------------------- ---------- ----------- ----------

Actual dividend yield may vary from the assumptions used above.


f:       Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, U.S. GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller's tax expense incurred upon the intercompany sale.


g:       Capitalized costs, less disposals and depreciation


(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with U.S. GAAP, interest costs incurred during the construction period (i.e., the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under U.S. GAAP, Syngenta would have capitalized US$1 million, US$11 million and US$2 million, of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2002, 2001 and 2000 respectively. This amount is net of amortization expense of US$4 million, US$1 million and US$1 million respectively.


(2) Capitalized software

Syngenta has capitalized software costs in accordance with IAS 38 as from January 1, 2000. For U.S. GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". These costs are being amortized over a three-year period. Under U.S. GAAP, for the years ended December 31, 2002, 2001 and 2000 related amortization would have exceeded the relevant capitalized software costs by US$3 million, US$2 million and US$2 million respectively.

h:   Impairment losses


(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This has led to impairments of US$23 million being recognized. Since the adoption of SFAS 142, under U.S. GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of reporting unit. Under SFAS 131, Syngenta's operating segments are the same as its reportable segments.

Hence, under U.S. GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2002. As a result, impairment has been recognized under IFRS, but not under U.S. GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2002 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.


(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders' equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$53 million within the 2002 U.S. GAAP net loss in relation to these assets.


Additional U.S. GAAP disclosures


Amortization of intangible assets

Amortization expense under U.S. GAAP for intangible assets, excluding goodwill was US$296 million, US$290 million and US$177 million for the years ended December 31, 2002, 2001 and 2000 respectively.

The estimated amortization expense for intangible assets under U.S. GAAP for each of the five years following the balance sheet date is as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)
-----------------------------------------------------------------------------------------------------------------------------
2003                                                                                                                    263
2004                                                                                                                    245
2005                                                                                                                    240
2006                                                                                                                    235
2007                                                                                                                    213
-----------------------------------------------------------------------------------------------------------------------------


Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2002, 2001 and 2000 were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Current                                                                                        (153)       (144)       (339)
January 1                                                                                       458         521         353
Additions due to purchase business combinations                                                 (23)        (10)        222
Amortization expense                                                                              -         (33)        (24)
Impairment losses                                                                                 -         (19)        (15)
Other movements                                                                                  62           5           -
Translation effects                                                                               9          (6)        (15)
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                     506         458         521
-----------------------------------------------------------------------------------------------------------------------------

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.


Crop Protection

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
January 1                                                                                       331         388         193
Additions due to purchase business combinations                                                 (23)        (11)        222
Amortization expense                                                                              -         (23)        (13)
Impairment losses                                                                                 -         (17)          -
Other movements                                                                                  70          (1)          3
Translation effects                                                                               9          (5)        (17)
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                     387         331         388
-----------------------------------------------------------------------------------------------------------------------------

Seeds

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
January 1                                                                                       127         133         160
Additions due to purchase business combinations                                                   -           1           -
Amortization expense                                                                              -         (10)        (11)
Impairment losses                                                                                 -          (2)        (15)
Other movements                                                                                  (8)          6          (3)
Translation effects                                                                               -          (1)          2
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                     119         127         133
-----------------------------------------------------------------------------------------------------------------------------


Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third-party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2002 was US$121 million.


Taxes

Income tax expense in accordance with U.S. GAAP consists of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Current                                                                                        (153)       (144)       (339)
Deferred                                                                                        104         209           -
-----------------------------------------------------------------------------------------------------------------------------
Total income tax (expense)/benefit                                                              (49)         65        (339)
-----------------------------------------------------------------------------------------------------------------------------

Deferred income taxes in accordance with U.S. GAAP consist of the following:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                  2002        2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Assets associated with:
- inventories                                                                                  133          128         131
- accounts receivable                                                                           57           38          58
- property, plant and equipment                                                                  -            -          40
- pension and employee costs                                                                   136           93          75
- other provisions                                                                             167          240         179
- net operating losses                                                                         211          231         111
- other                                                                                        168          113         155
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   872          843         749
Less valuation allowance                                                                      (203)        (209)       (117)
-----------------------------------------------------------------------------------------------------------------------------
Total assets, net                                                                              669          634         632
-----------------------------------------------------------------------------------------------------------------------------
Liabilities associated with:
- property, plant and equipment depreciation                                                   219          203         377
- intangible assets                                                                            785          888         928
- other provisions and accruals                                                                310          362         362
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                            1,314        1,453       1,667
-----------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset/(liability)                                                            (645)        (819)     (1,035)
-----------------------------------------------------------------------------------------------------------------------------

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta's effective tax rate.

The valuation allowance for deferred tax assets as of December 31, 2002, 2001 and 2000 was US$203 million, US$209 million, and US$117 million respectively. The net change in the total valuation allowance for the periods ended December 31, 2002, 2001 and 2000 was a decrease of US$6 million, an increase of US$92 million, and a decrease of US$26 million respectively.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                              2001        2000
-----------------------------------------------------------------------------------------------------------------------------
January 1                                                                                                 (209)        (117)
Net operating losses and deductible temporary differences:
- arising during the period but not recognized                                                             (57)         (73)
- which arose in previous periods and were recognized in the period                                         23          (25)
- which expired during the period                                                                            -            2
Translation effects                                                                                         40            4
-----------------------------------------------------------------------------------------------------------------------------
December 31                                                                                               (203)        (209)
-----------------------------------------------------------------------------------------------------------------------------

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2002. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Switzerland, Brazil, Argentina and the USA.

Certain reclassifications have been made to the 2001 deferred tax assets and valuation allowances in order to present them in a manner consistent with 2002. The analysis of the tax rate that follows has been adjusted accordingly.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are given below.

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                    2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                                                                25          25         25
Overseas income taxed at different rates                                                          (1)         15          4
Effect of disallowed expenditures                                                                (22)         (6)        10
Effect of utilization of previously unrecognized deferred tax assets                              21           2         (2)
Effect of non-recognition of tax losses in current year                                          (15)        (23)        17
Write-off of purchased in-process research and development                                         -           -         23
Effect of change in tax rates on opening deferred tax balances                                    (9)          -          -
Increase in valuation  allowance against previously  recognized  deferred tax assets             (33)          -          -
Prior year and other items                                                                       (11)          8        (13)
-----------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                               (45)         21         64
-----------------------------------------------------------------------------------------------------------------------------


Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2002, 2001 and 2000 would be allocated as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                    2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Income tax benefit that would be reported in the consolidated statement of net income            155          161         69
Goodwill                                                                                          48           48         48
-----------------------------------------------------------------------------------------------------------------------------
Total                                                                                            203          209        117
-----------------------------------------------------------------------------------------------------------------------------

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission but is different from that required by U.S. GAAP. As such, no reconciling adjustment has been included for this difference between IAS and U.S. GAAP.

Comprehensive income

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                   2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Net income/(loss) under U.S. GAAP                                                               (165)       (247)       180
Other comprehensive income:
Unrealized holding gains/(losses) on available-for-sale financial assets                          13         (11)         -
Net gains/(losses) on derivative financial instruments designated as cash flow hedges             30         (17)         -
Foreign currency translation adjustment                                                          310        (134)      (108)
Additional minimum pension liability adjustment                                                  (94)          -          -
Deferred tax charged to other comprehensive income                                                64           -          -
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income/(loss) under U.S. GAAP                                                      158        (409)        72
-----------------------------------------------------------------------------------------------------------------------------

The income tax (charged)/credited to equity on these items was as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                     2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
On unrealized holding gains/losses on available-for-sale financial assets                          3           -           -
On unrealized  gains/losses on derivative financial instruments  designated as cash flow hedges   (1)          -           -
On additional minimum pension liability                                                           38           -           -
On equity movements associated with spin-off from Novartis AG                                      8           -           -
On items included in foreign currency translation adjustment                                      16           -           -
-----------------------------------------------------------------------------------------------------------------------------
Total tax (charge)/credit on comprehensive income/(loss)                                          64           -           -
-----------------------------------------------------------------------------------------------------------------------------

Employee benefit plans

Presented below are the disclosures required by U.S. GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

----------------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                  Pension            Other post-retirement benefits
                                                                    2002        2001       2000    2002        2001       2000
----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation
At beginning of year                                               2,325     2,300        229       113        105        48
Current service cost                                                  99        98         17         2          2         2
Interest cost                                                        135       121         21         8          7         3
Curtailments and settlements                                          12       (16)         -         1          2         -
Net liability assumed from spin-off from Novartis benefit plan         -         5        943         -          -         -
Acquisition of Zeneca agrochemicals business                           -         -      1,210         -          2        56
Plan amendments                                                        -         4          3         -        (27)        -
Actuarial (gain)/loss                                                142       (59)      (130)       20         30         2
Foreign currency translation                                         304       (58)        17         1          -         -
Employee contributions                                                 -         -          2         -          -         -
Benefit payments                                                    (101)      (82)       (12)       (7)        (8)       (6)
Other movements                                                      (32)       12          -         -          -         -
----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                  2,884     2,325      2,300       138        113       105
----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value
At beginning of year                                               2,143     2,353        225         -          -         -
Actual return on plan assets                                        (216)     (152)        15         -          -         -
Curtailments and settlements                                           -       (13)         -         -          -         -
Net assets assumed from spin-off from Novartis benefits plans          -         8        900         -          -         -
Acquisition of Zeneca agrochemicals business                           -       (14)     1,186         -          -         -
Foreign currency translation                                         278       (59)        20         -          -         -
Employer contributions                                               253        87         17         7          8         6
Employee contributions                                                18        15          2         -          -         -
Benefit payments                                                    (101)      (82)       (12)       (7)        (8)       (6)
Other movements                                                      (62)        -          -         -          -         -
----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value at end of year                           2,313     2,143      2,353         -          -         -
----------------------------------------------------------------------------------------------------------------------------------
Funded status                                                       (571)     (182)        53      (138)      (113)     (105)
Unrecognized past service cost                                         6         5          -       (20)         -         -
Unrecognized actuarial (gain)/loss                                   614       120       (105)       33          -        (4)
Additional minimum liability adjustment                              (94)        -          -         -          -         -
----------------------------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                                       (45)      (57)       (52)     (125)      (113)     (109)
----------------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the balance sheet
Prepaid benefit costs                                                168        67         81         -          -         -
Accrued benefit liability                                           (213)     (124)      (133)     (125)      (113)     (109)
----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                (45)      (57)       (52)     (125)      (113)     (109)
----------------------------------------------------------------------------------------------------------------------------------
Benefit cost
Current service cost                                                  99        98         17         2          2         1
Past service cost                                                      2         -          -        (3)        (1)        -
Interest cost                                                        135       121         21         8          8         3
Expected return on plan assets                                      (142)     (144)       (25)        -         (1)        -
Employee contributions                                               (18)      (15)        (2)        -          -         -
Amortization of actuarial (gain)/loss                                  9         -          1        12          -         -
----------------------------------------------------------------------------------------------------------------------------------
                                                                      85        60         12        19          8         4
Curtailments and settlements                                          23        10          -        (1)         2         -
----------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                            108        70         12        18         10         4
----------------------------------------------------------------------------------------------------------------------------------

Principal actuarial assumptions are given in Note 26.

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                2002        2001       2000
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation as at December 31                                                491           -          -
Accumulated benefit obligation as at December 31                                              401           -          -
Fair value of plan assets as at December 31                                                   315           -          -
-----------------------------------------------------------------------------------------------------------------------------

Proforma impact of acquisitions/disposals

As noted in Note 3, the merger of Novartis agribusiness and Zeneca agrochemicals business resulted in the formation of Syngenta. For accounting purposes, this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business. Accordingly, the Zeneca agrochemicals business is a significant acquisition.

The consolidated financial statements present the results of operations of Novartis agribusiness on a stand-alone basis up to the Separation Date, and results of operations of Syngenta, including the results of operations of Zeneca agrochemicals business, from the Separation Date to

December 31, 2000. In order to present comparable financial data, unaudited proforma combined financial data has been presented below for the year ended December 31, 2000. This unaudited proforma information is not necessarily indicative of the results of operations which would have been reported had the acquisition actually been completed as of January 1, 2000, nor of Syngenta's future results of operations.

The unaudited proforma data summarizes the results of operations for the periods indicated as if the acquisition had been completed as of January 1, 2000, giving effect to actual operating results of the combined businesses prior to the acquisition, prepared on a stand-alone basis, and adjusted to include the proforma effect of:

     o   interest expense on the debts incurred by Syngenta,
     o   depreciation of fixed assets,
     o amortization of intangibles and goodwill, based on the allocated purchase price,
     o   divestments of product lines to obtain regulatory approval, and
     o   income taxes.

No adjustment has been included in the proforma combined financial data for any anticipated operating cost savings, nor for any one-time merger and consolidation costs expected to be incurred upon consummation of the transaction.

Unaudited proforma per share amounts for the combined company are based on the total shares issued and outstanding after the Transactions.

Unaudited selected proforma combined financial data

The unaudited selected proforma combined financial data, in accordance with U.S. GAAP, are estimated as follows:

-----------------------------------------------------------------------------------------------------------------------------
(US$ million)                                                                                                         2000
                                                                                                                    proforma
-----------------------------------------------------------------------------------------------------------------------------
Proforma Combined Statement of Income Data (US$ million)
Sales                                                                                                                 6,846
Net loss                                                                                                                (12)
Loss per share (US$)
         Basic and diluted                                                                                            (0.12)
Per share information:
         Weighted average number of ordinary shares (in millions of shares)                                             101.3
-----------------------------------------------------------------------------------------------------------------------------


34.      Effect of new accounting pronouncements

International Financial Reporting Standards

IAS 19, Employee Benefits (revised 2002) introduces additional requirements for immediate recognition of actuarial gains and losses in the income statement in situations where the maximum limit on pension asset balance recognition under paragraph 58 of IAS 19 applies. Restatement of prior year amounts is not required by this change. Syngenta has complied with IAS 19 (revised 2002) with effect from 1 January 2002.

SIC-28, "Business Combinations - Date of Exchange and Fair Value of Equity Instruments", clarifies aspects of IAS 22, "Business Combinations", in respect of determining the cost of an acquisition where an enterprise issues its own equity instruments as purchase consideration in a business combination. Syngenta issued 44 million shares in connection with the acquisition of Zeneca agrochemicals business in November 2000, and the acquisition purchase price was determined as the number of Syngenta shares issued to AstraZeneca shareholders multiplied by the average trading price of those shares over the first five days of trading. This treatment is consistent with the requirements of SIC-28. SIC-28 became effective for acquisitions given initial accounting recognition on or after December 31, 2001 and Syngenta has complied with it from that date. Adoption of SIC-28 had no impact on Syngenta's consolidated financial statements for 2002 since no equity shares were issued by Syngenta in connection with any business combination during 2002.

SIC-30, "Reporting Currency - Translation from Measurement Currency to Presentation Currency" addresses how items in financial statements should be translated from a measurement currency to a presentation currency when the financial statements are presented in a currency other than the measurement currency determined under SIC-19, "Reporting Currency - Measurement and Presentation of Financial Statements", and under IAS 21, "The Effects of Changes in Foreign Exchange Rates" and IAS 29, "Financial Reporting in Hyperinflationary Economies". SIC-30 became effective for annual financial periods beginning on or after January 1, 2002, and Syngenta has complied with it from that date. Adoption of SIC-30 had no impact on Syngenta's consolidated financial statements for 2002.

SIC-32 "Intangible Assets - Web Site costs" establishes the accounting treatment for expenditure incurred on the development and operation of an entity's own web sites. SIC-32 became effective on 25 March 2002 and Syngenta has complied with it from January 1, 2002. Adoption of SIC-32 had no impact on Syngenta's consolidated financial statements for 2002.

SIC-33, "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interests", considers issues of ownership and control arising under IAS 27 "Consolidated Financial Statements - Accounting for Investments in Subsidiaries", and IAS 28, "Accounting for Investments in Associates", when an enterprise owns share warrants, share call options, debt or equity instruments that are convertible into ordinary shares, or other similar instruments that have the potential, if exercised or converted, to give the enterprise voting power or reduce another party's voting power over the financial and operating policies of another enterprise. SIC-33 became effective for annual financial periods beginning on or after January 1, 2002. The adoption of SIC-33 did not have a material effect on the consolidated financial statements for 2002.

U.S. GAAP

SFAS No. 141, "Business Combinations" was issued in June 2001. This standard establishes standards for all business combinations initiated after June 30, 2001, or any purchase business combinations completed after June 30, 2001. This standard prohibits the use of the pooling of interest method of business combination, and provides guidance regarding the recognition of intangible assets acquired in a purchase method of business combination. In accordance with the transition provisions of SFAS No. 141, assembled workforce intangible assets of US$126 million, related to purchase business combinations completed before June 30, 2001, less related deferred tax liabilities of US$42 million, were reclassified as goodwill as of January 1, 2002. No material business combinations were completed during 2002.

SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in June 2001. This standard prohibits the amortization of goodwill, regardless of its acquisition date, and requires impairment testing of goodwill annually or if any events occur which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The standard became effective for Syngenta from January 1, 2002.

The accounting and impairment review process for goodwill are described above in Note 33. As a result of the implementation of SFAS No. 142, no recognized intangible assets have been determined as having an indefinite life, and no changes have been made to the estimated expected useful lives of any recognized amortized intangible asset.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. Syngenta has complied with SFAS No. 144 "Impairment or Disposal of Long-lived Assets" with effect from January 1, 2002. Adoption of SFAS No. 144 had no effect on the consolidated financial statements.

SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard will become effective for Syngenta from January 1, 2003. SFAS No. 143 applies to legal obligations for demolition, restoration and abandonment costs. As part of the restructuring plans described in Note 22, Syngenta has announced plans to abandon certain manufacturing sites and has established provisions accordingly. Syngenta does not anticipate that adoption of SFAS No. 143 will have a material effect on the consolidated financial statements.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002, and addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. This statement supersedes the guidance in EITF 94-3. The standard will become effective for exit or disposal activities initiated after December 31, 2002. Retroactive application of SFAS No. 146 is prohibited, and it will therefore have no impact on the opening balance of consolidated retained earnings at January 1, 2003. Syngenta will apply SFAS No. 146 with effect from January 1, 2003.

EITF 95-23, "The Treatment of Certain Site Restoration/Environmental Exit Costs when testing a Long-Lived Asset for Impairment", was revised by the Emerging Issues Task Force in June 2002 to take account of SFAS Nos. 143 and 144. The revised EITF addresses how environmental exit costs which have not been recognized as a liability should be dealt with when testing for impairment under SFAS No. 144. The adoption of the revised EITF had no impact on the consolidated financial statements.

EITF 00-21, "Revenue Arrangements with Multiple Deliverables", was issued in November 2002, and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to Syngenta with effect from January 1, 2004. The effect of the EITF will depend upon the nature of agreements Syngenta enters into with customers during 2004. Therefore, at this time Syngenta is unable to determine whether adoption of the consensus will impact its financial statements. There will, however, be no effect on transactions recognized in the consolidated financial statements for 2002 and prior years.

EITF 02-6, "Classification in the Statement of Cash Flows of Payments Made to Settle an Asset Retirement Obligation within the scope of FASB Statement No. 143" was issued in March 2002, and requires that cash paid to settle an asset retirement obligation should be classified within cash flows from operating activities. EITF 02-06 will become effective for Syngenta on January 1, 2003 together with SFAS No. 143. EITF 02-06 will have no impact on the consolidated financial statements because Syngenta already classifies these payments in cash flows from operating activities.

EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)", was issued in November 2001 and addresses the timing of recognition and presentation in the income statement of sales incentives offered to customers. EITF 01-9 became effective for Syngenta on January 1, 2002 and has not had a material impact on the consolidated financial statements.

EITF 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor", was issued in November 2002, and requires that rebates and refunds received from vendors which are payable if a specified cumulative level of purchases is reached are recognized systematically as a reduction of cost of goods sold related to the purchases if the amount can be estimated reasonably. If the amount cannot be estimated, the rebates or refunds are recognized when the target is achieved. The EITF consensus applied to arrangements entered into with vendors after November 21, 2002 and did not have a material impact on Syngenta's 2002 financial statements.


35.      Subsequent events

On December 4, 2002, Syngenta announced the signing of a research agreement with Diversa Corporation ("Diversa") which is listed on NASDAQ. Under this agreement, Diversa will acquire an exclusive, royalty-free perpetual license from Syngenta for technology and intellectual property for use in the pharmaceutical field, as well as related assets owned by Syngenta, in exchange for stock and warrants representing 14% and 3% respectively of Diversa's outstanding stock proforma for the equity issuances. The transaction is expected to be completed in February 2003, subject to the approval of Diversa shareholders. If approved, Syngenta will own 18.6% of Diversa's outstanding stock, excluding the warrants which are exercisable for ten years starting in 2008, at an exercise price of US$22 per Diversa share, and will commit to funding of US$20.6 million for joint projects with Diversa for each of the following five years. Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California, will close on completion of the transaction.

On November 5, 2002, Syngenta announced a public offer for the 49.01% of shares in Syngenta India Ltd. which were not currently owned by Syngenta. The shares of Syngenta India Ltd. are listed on the Mumbai (Bombay) and Kolkata (Calcutta) Stock Exchanges. The offer price is 130 Indian rupees per Syngenta India equity share of five rupees par value, and is payable in cash. The offer is not subject to a minimum level of acceptance by shareholders, but is subject to approval of the Indian Foreign Investment Promotion Board and the Reserve Bank of India. If all shareholders of Syngenta India Ltd. were to accept the offer, Syngenta would be required to pay approximately US$42 million to acquire their shares. The offer closed on January 28, 2003, at which time acceptances had been received to give Syngenta control over approximately 84% of the shares.

Other than the above, no events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.


Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 19, 2003.

                                   SIGNATURES


The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        SYNGENTA AG



By:     /s/ MICHAEL PRAGNELL               By:     /S/ RICHARD STEIBLIN
   ----------------------------------         ----------------------------------
   Name:  Michael Pragnell                    Name:  Richard Steiblin
   Title: Chief Executive Officer             Title: Chief Financial Officer


Dated: April 11, 2003

                                 CERTIFICATIONS


I, Richard Steiblin, CFO of Syngenta, certify that:

     1.  I have reviewed this annual report on Form 20-F of Syngenta AG;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to re-cord, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: April 11, 2003


                                                   /S/ RICHARD STEIBLIN
                                              ----------------------------------
                                              Name:  Richard Steiblin
                                              Title: Chief Financial Officer

                                 CERTIFICATIONS


I, Michael Pragnell, CEO of Syngenta, certify that:

     1.  I have reviewed this annual report on Form 20-F of Syngenta AG;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to re-cord, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: April 11, 2003


                                                   /S/ MICHAEL PRAGNELL
                                              ----------------------------------
                                              Name:  Michael Pragnell
                                              Title: Chief Executive Officer