Form 20-F
period 2003-12-31
SYNGENTA AG
filed 2004-03-25
CIK 1123661

As filed with the Securities and Exchange Commission on March 25, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15152

SYNGENTA AG
 (Exact name of Registrant as specified in its charter)

SWITZERLAND
(Jurisdiction of incorporation or organization)
Schwarzwaldallee 215, 4058 Basel, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing
one-fifth of a common share of Syngenta AG,
nominal value CHF 10 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
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

☒	Yes	☐	No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17	☒	Item 18

Introduction

Nature of Operations

Syngenta AG (“Syngenta”, the “Company”, “we” or “us”) is a world-leading agribusiness that is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality. In addition, Syngenta is a leader in “Professional Products”, through the development of products for markets such as Seed Treatment, Turf and Ornamentals, Professional Pest Management, Vector Control and Public Health. Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

The Transactions were completed on November 13, 2000 (the “Transaction Date”). In this annual report, for periods prior to November 13, 2000, we refer to the businesses contributed to Syngenta by Novartis as the “Novartis agribusiness” and we refer to the businesses contributed to Syngenta by AstraZeneca as the “Zeneca agrochemicals business”.

Presentation of Financial and Other Information

We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to United States Generally Accepted Accounting Principles (United States GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and United States GAAP, see Note 33 of the consolidated financial statements.

The consolidated financial statements are presented in United States dollars, as this is the major currency in which revenues are denominated.

In this annual report, “U.S. dollar”, or “U.S.$” means the currency of the United States. “Swiss franc” or “CHF” means the currency of Switzerland, “British pounds sterling”, “British pounds”, “GBP” and “GB pounds” means the currency of the United Kingdom; and “euro” or “€” means the euro, the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended by the Treaty of the European Union. “EU” refers to the European Union; “NAFTA” refers to the countries party to the North American Free Trade Agreement (Canada, Mexico and the United States); and “AME” refers to Africa and the Middle East.

Certain terms mentioned in this annual report are registered in certain jurisdictions as our trademarks.

A body of generally accepted accounting principles such as U.S. GAAP or IFRS is commonly referred to as “GAAP”. A “non-GAAP financial measure” is generally defined by the United States Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This report presents certain non-GAAP financial measures, primarily results excluding restructuring and impairment charges and comparative performance measured at constant exchange rates. In accordance with applicable rules and regulations, we have presented definitions and reconciliations of non-GAAP financial measures to the most comparable GAAP measures in Item 5 –“Operating and Financial Review and Prospects” of this report. The non-GAAP financial measures described herein are not a substitute for GAAP measures, for which management has responsibility.

Forward-Looking Statements

The statements contained in this annual report that are not historical facts, including, without limitation, statements regarding management’s expectations, targets or intentions, including for sales, earnings, earnings per share and synergies, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are based on the current expectations and estimates of Syngenta’s management. Investors are cautioned that such forward-looking statements involve risks and uncertainties, and that actual results may differ materially.

ii

We identify the forward-looking statements in this annual report by using the words “will” or “would”, or “anticipates”, “believes”, “expects”, “intends” or similar expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

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

  the risk of substantial product liability claims;

  the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

  the risk that our crop protection business may be adversely affected by increased use of products derived from biotechnology;

  the risks associated with climatic variations;

  the risk that customers will be unable to pay their debts to us due to local economic conditions;

  the risks associated with exposure to fluctuations in foreign currency exchange rates;

  the risks associated with entering into single-source supply arrangements;

  other risks and uncertainties that are difficult to predict.

Some of these factors are discussed in more detail herein, including under “Item 3 – Key Information”, “Item 4 – Information on the Company”, and “Item 5 – Operating and Financial Review and Prospects”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Syngenta does not intend or assume any obligation to update these forward-looking statements.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Selected Financial Data

Syngenta has prepared the consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 of the consolidated financial statements.

The selected financial information set out below has been extracted from the consolidated financial statements of Syngenta or its predecessor. Investors should read the whole document and not rely on the summarized information.

Financial Highlights

	Year ended December 31,
(U.S.$ million except where stated)	2003	2002	2001	2000	1999

Amounts in accordance with IFRS(1)
Income statement data
Sales	6,578	6,197	6,323	4,876	4,678
Cost of goods sold	(3,293)	(3,132)	(3,199)	(2,442)	(2,367)
Gross profit	3,285	3,065	3,124	2,434	2,311
Operating expenses	(2,739)	(2,821)	(2,759)	(1,434)	(1,862)
Operating income	546	244	365	1,000	449

Income before taxes and minority interests	411	49	111	914	325

Net income/(loss)	268	(27)	34	564	135

Basic earnings/(loss) per share	2.64	(0.26)	0.34	7.61	1.97
Diluted earnings/(loss) per share	2.63	(0.26)	0.34	7.61	1.97
Cash dividends declared – CHF per share	0.85	0.80	-	-	-

Cash flow data
Cash flow from operating activities	799	802	548	610	618
Cash flow from/(used for) investing
activities	(237)	(260)	(122)	1,045	(283)
Cash flow from/(used for) financing
activities	(634)	(607)	(868)	(968)	(350)
Capital expenditure on tangible fixed
assets	(221)	(165)	(253)	(185)	(185)

Balance Sheet data
Current assets less current liabilities	1,816	1,139	880	(213)	289
Total assets	10,965	10,526	10,709	11,815	6,593
Total non-current liabilities	(2,933)	(2,938)	(3,110)	(2,147)	(757)
Total liabilities	(5,845)	(6,096)	(6,550)	(7,504)	(4,035)
Share capital	667	667	667	667	-
Total equity	5,053	4,350	4,086	4,210	2,481

Other supplementary income data
Net income excluding restructuring and impair-
ment (2)	363	265	223	210	190
Basic earnings/(loss) per share, excluding re-
structuring and impairment (2)	3.57	2.61	2.20	2.83	2.75
Diluted earnings/(loss) per share,
excluding restructuring and impairment (2)	3.56	2.61	2.20	2.83	2.75

Amounts in accordance with U.S. GAAP
Sales	6,578	6,197	6,323	4,876	4,678
Net income/(loss)	262	(165)	(247)	180	64

Total assets (unaudited)	11,411	11,020	11,338	12,826	7,944
Total non-current liabilities (unaudited)	(3,141)	(3,133)	(3,300)	(2,621)	(1,175)
Total equity	5,195	4,533	4,417	4,820	3,491
Basic and diluted earnings/(loss) per share	2.57	(1.62)	(2.44)	2.43	0.93

Notes

(1)	Syngenta has prepared the consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 to the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered. For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date. The basis of preparation for the years 1999 and 2000 is explained further in Appendix A of Item 5.

(2)	Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance.

Restructuring and impairment charges for 2003, 2002 and 2001 are analyzed in Note 6 to the consolidated financial statements. Restructuring and impairment for 2000 consisted of US$261 million of restructuring costs, US$68 million of merger costs and US$785 million of product divestment gains in connection with the transactions which formed Syngenta. Restructuring and impairment for 1999 consisted mainly of US$67 million in costs of the “Focus” restructuring project in Novartis agribusiness. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A of Item 5.

Risk Factors

Syngenta’s business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. We have described below the risks that we consider material. Additional risks not known to us or that we now consider immaterial may also impair our business operations.

The Resources Syngenta Devotes to Research and Development May Not Result in Commercially Viable Products

Syngenta’s success depends in part on its ability to develop new products. Research and development in the agribusiness industry is expensive and prolonged, and entails considerable uncertainty. The process of developing a novel crop protection product, plant variety or trait typically takes about six to ten years from discovery through testing and registration to initial product launch, but this period varies considerably from product to product and country to country. Because of the complexities and uncertainties associated with chemical and biotechnological research, compounds or biotechnological products currently under development may neither survive the development process nor ultimately receive the requisite regulatory approvals needed to market such products. Even when such approvals are obtained, there can be no assurance that a new product will be commercially successful. In addition, research undertaken by competitors may lead to the launch of competing or improved products which may affect sales of Syngenta’s new products.

Syngenta Faces Increasing Competition in Its Industry, Especially During Downturns in Commodity Crop Prices

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend has recently been slowed as some products are withdrawn because they are not re-registered or are subject to voluntary range rationalization programmes. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

Although pricing of products is only one of a series of factors affecting competition, it intensifies the competitive environment in our industry. Movements in commodity crop prices can affect Syngenta’s results. This can result not only in reduced sales, but also in competitive price pressure in certain of our markets when commodity crop prices are depressed, as has been the case in recent years. These fluctuations may negatively impact Syngenta’s business, financial condition or results of operations in the future.

Syngenta May Not Be Able to Obtain or Maintain the Necessary Regulatory Approvals for Some of Its Products, and This Would Restrict Its Ability to Sell Those Products in Some Markets

Syngenta’s products must receive regulatory approval before they can be marketed, but it may not be able to obtain such approvals. In most markets, including the United States and the EU, crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of Syngenta’s principal markets, after a period of time, Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the EU, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties.

Regulatory standards and trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Syngenta cannot guarantee that it will be successful in doing so in all of its markets or for every product.

Changes in the Agricultural Policies of Governments and International Organizations May Prove Unfavorable

In subsidized markets such as the United States, EU and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets. In Europe, there are various pressures to reduce subsidies. However, it is difficult to predict accurately whether and when such changes will occur. Japan is also under World Trade Organization (WTO) pressure to reduce subsidies, and is doing so in a gradual manner. We expect that the policies of governments and international organizations will continue to affect the operating results of the agribusiness industry, and accordingly the income available to growers to purchase crop protection and seeds products.

Syngenta Is Subject to Stringent Environmental, and Health and Safety Laws, Regulations and Standards Which Can Result in Compliance Costs and Remediation Efforts That May Adversely Affect Its Operational and Financial Position

Syngenta is subject to a broad range of increasingly stringent laws, regulations and standards in all of its operational jurisdictions. This results in significant compliance costs and can expose it to legal liability. These requirements are comprehensive and cover many activities including: air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, the clean-up of existing environmental contamination and the use of chemicals by growers.

Environmental and health and safety laws, regulations and standards expose Syngenta to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of our manufacturing sites have a long history of industrial use. As is typical for businesses like Syngenta’s, soil and groundwater contamination has occurred in the past at some sites, and may be identified at other sites in the future. Disposal of waste from our business at off-site locations also exposes Syngenta to potential remediation costs. Consistent with past practice Syngenta is continuing to investigate and remediate, or monitor soil and groundwater contamination at a number of these sites. Despite our efforts to comply with environmental laws, Syngenta may face remediation liabilities and legal proceedings concerning environmental matters.

Based on information presently available, Syngenta has budgeted expenditures for environmental improvement projects and has established provisions for known environmental remediation liabilities that are probable and capable of estimation. However, it cannot predict environmental matters with certainty, and the budgeted amounts and established provisions may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances, changes in law or conditions, including future decisions to close plants which may trigger remediation liabilities, could result in increased costs and liabilities or prevent or restrict some of Syngenta’s operations.

Third Parties May Challenge Some of Syngenta’s Intellectual Property Rights or Assert That Syngenta Has Infringed Theirs

Scientific and technological innovation is critical to the long-term success of our businesses. However, third parties may challenge the measures that Syngenta takes to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights and, as a result, our products may not always have the full benefit of intellectual property rights.

Third parties may also assert that Syngenta’s products violate their intellectual property rights. As the number of biotechnological products used in agriculture increases and the functionality of these products further overlap, Syngenta believes that it may become increasingly subject to infringement claims. Even claims without merit are time-consuming and expensive to defend. As a result of these claims, Syngenta could be required to enter into license arrangements, develop non-infringing products or engage in litigation that could be costly.

Syngenta May Be Required to Pay Substantial Damages as a Result of Product Liability Claims for Which Insurance Coverage is Not Available

Product liability claims are a commercial risk for Syngenta, particularly as we are involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of crop protection and seeds companies in past years based upon claims for injuries allegedly caused by the use of their products. While we have a global insurance program in place, a substantial product liability claim that is not covered by insurance could have a material adverse effect on Syngenta operating results or financial condition.

Consumer and Government Resistance to Genetically Modified Organisms May Negatively Affect Syngenta’s Public Image and Reduce Sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection, with a current focus on North and South America. However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results. The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology. In addition, some government authori-

ties have enacted and others in the future might enact regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business. This may not be offset, in whole or in part, by the opportunities presented to our seeds and plant science businesses, which are more actively pursuing products and traits developed through biotechnology. Crop protection accounted for 84% of sales in 2003, whereas seeds accounted for 16% of sales. The area of Syngenta’s crop protection business where genetically modified seeds have had the largest adverse impact to date is that of selective herbicides for use on oilseed crops, although genetically modified seeds’ impact on the crop protection markets in corn and cotton is also significant and growing.

Syngenta’s Results May Be Affected by Climatic Variations

The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable. The weather can affect the presence of disease and pests in the short term on a regional basis, and accordingly can affect the demand for crop protection products and the mix of products used (positively or negatively).

Syngenta’s Customers May Be Unable to Pay Their Debts to Syngenta Due to Local Economic Conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, but for Europe and NAFTA our credit terms usually range from 30 to 180 days. However, Syngenta’s customers, particularly in developing economies such as Latin America, may be exposed to downturns which may impact their ability to pay their debts, which could adversely affect our results.

Currency Fluctuations May Have a Harmful Impact on Syngenta’s Financial Results or May Increase Its Liabilities

Syngenta reports its results in U.S. dollars; however a substantial portion of our sales and product costs is denominated in currencies other than the U.S. dollar. Fluctuations in the values of these currencies, especially in the U.S. dollar against the Swiss franc, British pound and euro, can have a material impact on our financial results.

Syngenta Maintains a Single Supplier for Some Raw Materials, Which May Affect Its Ability to Obtain Sufficient Amounts of Those Materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products where there is no viable alternative source or where there is sufficient commercial benefit and security of supply can be assured. Such single supplier arrangements account for approximately 20% of our purchases of active ingredients, intermediates and raw materials, as determined by cost. Syngenta cannot assure you that its ability to obtain sufficient amounts of those materials will not be adversely affected by unforeseen developments that would cause it to lose a supplier without notice.

Syngenta Will be Exposed to Changes in the Market Rate of Interest Which May Adversely Affect Its Results

Syngenta is exposed to changes in the market rate of interest. Syngenta’s treasury policy strives to limit this exposure through appropriate hedging with derivative financial instruments. However, such hedging may not be successful and changes in interest rates may thus negatively affect Syngenta’s results.

Syngenta’s Share Price May Be Volatile and Subject to Sudden and Significant Drops

The trading price of Syngenta shares and ADRs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in Syngenta’s financial performance, regulatory and business conditions in its industry, general economic trends and other factors, some of which are unrelated to the operating performance of Syngenta.

If You Hold Syngenta ADRs It May Be More Difficult for You to Exercise Your Rights

The rights of holders of Syngenta ADRs are governed by the deposit agreement between Syngenta and The Bank of New York.

These rights are different from those of holders of Syngenta shares, including with respect to the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attending shareholders’ meetings. As a result, it may be more difficult for you to exercise those rights.

ITEM 4 — INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG was formed in November 1999 under the laws of Switzerland and became a public company in November 2000. Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is 41-61-323-1111. Syngenta’s registered agent for service of process in the United States is CT Corporation System. CT Corporation System’s address is 111 Eighth Avenue, New York, NY 10011, United States.

Syngenta was created by Novartis AG and AstraZeneca PLC in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds business and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

As at December 31, 2003, the company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN and the New York Stock Exchange under the symbol SYT. Syngenta de-listed its shares from the London Stock Exchange and the Stockholm Stock Exchange as of December 30, 2003 due to the low level of trading on these exchanges. The shares were listed on these two stock exchanges at the time of Syngenta’s floatation to reflect the shareholder base of the two legacy companies.

Prior to the Transactions, Novartis agribusiness was a leading supplier of crop protection products and seeds. Novartis agribusiness operated in more than 120 countries worldwide and employed approximately 15,500 permanent employees at the time of the Transactions. Novartis agribusiness had US$4,678 million in sales in 1999, making it the world’s second largest agribusiness company. Its parent company, Novartis AG, was created by the merger of Sandoz AG (“Sandoz”) and Ciba-Geigy AG (“Ciba-Geigy”) in December 1996. Through this merger, Sandoz’s and Ciba-Geigy’s seed and crop protection businesses, which had existed since the 1930’s, became Novartis agribusiness. Novartis agribusiness subsequently enlarged its portfolio and geographic reach through acquisitions.

Zeneca agrochemicals business was one of the world’s leading suppliers of crop protection products in terms of sales prior to the Transactions. Its sales in 1999 totaled US$2,657 million. Zeneca agrochemicals business operated in more than 120 countries worldwide and employed approximately 8,300 people at December 31, 1999. Zeneca agrochemicals business was demerged from ICI PLC in 1993, together with the pharmaceuticals and specialty chemicals businesses. ICI had originally entered the agrochemicals market in the 1930s.

The Demergers and Combinations to Form Syngenta

The boards of directors of Novartis and AstraZeneca announced on December 2, 1999 that they had unanimously agreed to spin-off and merge Novartis agribusiness and Zeneca agrochemicals business. These transactions were effected by means of the demerger of Novartis agribusiness and Zeneca agrochemicals business from the remaining businesses of Novartis and AstraZeneca respectively, and the combination of Novartis agribusiness and Zeneca agrochemicals business into Syngenta, subject to the conditions and further terms described in this annual report below under “Item 10 – Additional Information – Material Contracts”.

Regulatory Approval

The required waiting period for completion of the Transactions under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, ended on November 1, 2000. Novartis and AstraZeneca divested certain businesses, principally acetochlor-based products which are sold under a number of trade names, including Surpass®, and the businesses associated with the strobilurin fungicide product line Flint®, which comprises the range of products based on the chemical trifloxystrobin and includes the brands Flint®/Stratego®/Twist®/Sphere®/ Agora® and Rombus®. The FTC provisionally approved an Agreement Containing Consent Orders including these divestitures and the Transactions as of November 1, 2000 and Syngenta was formed on November 13, 2000. The FTC gave final approval to the Agreement Containing Consent Orders as of December 22, 2000.

In addition, Novartis and AstraZeneca were required, prior to completing the Transactions, to obtain approval from the European Commission. Following discussions with the European Commission, Novartis and AstraZeneca offered commitments to the European Commission to divest some businesses, principally businesses associated with the strobilurin fungicide product line Flint® and acetochlor-based product ranges which were also sold to obtain FTC approval. On the basis of these commitments the European Commission approved the Transactions on July 26, 2000. The parties fulfilled their commitments in December 2001.

Possible Retroactive Tax Consequences of the Transactions for Syngenta

Switzerland

Under the terms of the Swiss tax rulings obtained by Novartis and granted by the Swiss Federal and certain Cantonal Tax Administrations, certain transactions in connection with the demergers and combinations qualified as tax-privileged transactions under Swiss tax laws provided the transactions are effected in a manner consistent with the ruling.

Corporate Income and Real Estate Taxes

Novartis confirmed to the Swiss Federal and Cantonal Tax Administrations that the demerger of Novartis agribusiness was not being made with the intention to sell Novartis agribusiness to a third party, and that no plan existed to concentrate the majority of the Syngenta shares in the hands of a single shareholder or related group of shareholders. If, however, such a concentration were to occur within five years from the date of the demerger, the Swiss Federal and Cantonal Tax Administration might revoke the benefits of the tax privileged transactions and assess corporate income and real estate gains taxes on the excess of the fair market value over the tax value of the transferred Novartis agribusiness determined as of the date of the transfer (real estate gains taxes would only be levied on real estate involved in the transaction). Furthermore, the transfers of real estate assets would be subject to real estate transfer taxes. Corporate and real estate gains and additional real estate transfer taxes might also be due if Syngenta were to dispose of voting rights of certain Swiss subsidiary companies which were involved in tax-free transactions for Swiss corporate income, Swiss real estate gains or transfer tax purposes in the course of the separation of Novartis agribusiness. Under the terms of the tax rulings, Syngenta would have to bear the corporate income and real estate gains taxes so assessed.

However, should the majority of Syngenta shares be transferred in the course of another tax privileged transaction (e.g., a merger) taking place within the five-year blocking period, the retroactive taxation would not be triggered if certain conditions are fulfilled.

Stamp Duty

If a shareholder or a group of shareholders acting in concert were to acquire, directly or indirectly, more than one third of the voting rights of either Syngenta or a subsidiary of Syngenta which has been involved in tax-free transactions for Swiss stamp duty purposes within five years of the completion of the Transactions, then Syngenta or such other subsidiary would have to pay Swiss stamp duty in the amount of 1% of the fair market value of the issued shares as at the date of the completion of the Transactions. If, however, more than one third of the voting rights of such company were transferred in the course of another tax-privileged transaction (e.g., a merger) taking place within the five-year blocking period, such retroactive taxation would not be triggered.

The possible adverse tax consequences to Syngenta described above may discourage future transactions involving a change in control of Syngenta.

Under the tax deed between Syngenta and Novartis, Syngenta has agreed with Novartis to be liable, subject to certain limitations, for the payment of all Swiss withholding or other Swiss taxes and duties arising out of or that are connected to Novartis agribusiness whether such taxes become due prior to or after the completion of the Transactions.

United States

Under Section 355(e) of the United States Internal Revenue Code, Novartis may be held liable for United States federal income tax in respect of its distribution of Novartis Agribusiness Holding Inc. if shareholders of Novartis failed to continue to own, indirectly through their ownership of Syngenta shares or ADRs, more than 50% of the stock of Novartis Agribusiness Holding Inc., and such failure is attributable to a plan found to exist as of the time of such distribution.

In this regard, under the terms of the tax deed entered into between Syngenta and Novartis, Syngenta was prevented from substantially changing its shareholder base for at least two years after the completion of the Transactions, which period ended in 2002. In the event that Syngenta did take any such actions, it would be required, under the terms of the tax deed with Novartis, to indemnify Novartis for any resulting tax liabilities incurred under United States federal income tax law. This indemnity would cover, in particular, any United States federal income tax liability incurred by Novartis if such actions caused the demerger of the Novartis agribusiness to no longer be treated as a tax-free spin-off for United States federal income tax purposes. See “Item 10 – Additional Information – Material Contracts – The Separation Agreements – Tax Deed”.

Investments

Investments

In 2003, Syngenta acquired additional shares in the publicly listed subsidiary Syngenta India Limited, increasing Syngenta’s shareholding to 84% from 51% at a cost of US$29 million. In another transaction, Syngenta granted an exclusive, royalty-free perpetual license for certain intellectual property for use in the pharmaceutical field to Diversa Corporation in exchange for stock and warrants representing 14% and 3% respectively of Diversa’s then outstanding stock pro forma for the equity issuances. Syngenta also entered into a minimum five year research collaboration agreement with Diversa as part of this transaction. In 2002 payment of US$120 million was made to obtain worldwide, exclusive rights to the insecticide thiamethoxam. In 2001, the main investment made by Syngenta was the increase in equity in Tomono Agrica KK Ltd (Japan). In 1999 Novartis agribusiness increased its equity investment in Tomono Agrica to 50% and gained management control. In September 2001 Syngenta bought a further 50% of Tomono Agrica’s shares, increasing its shareholding to 100%. No material equity acquisitions have been finalized in 2004 to date but investment has continued in strengthening Syngenta’s germplasm and product rights portfolio, including the acquisition of corn germplasm, breeding materials and inbreds from the U.S. based company CHS Research. LLC, as announced on February 20, 2004.

Divestments

Novartis, AstraZeneca and Syngenta made several divestments in order to satisfy conditions imposed by the FTC and the European Commission in connection with the formation of Syngenta. The divestments completed in 2000 included the sale of acetochlor-based herbicide products to Dow AgroSciences LLC and the selling of the strobilurin fungicide product line Flint® to Bayer AG. The divestments completed in 2001 include the sales of the grass herbicide propaquiza-fop and the pyrethroid insecticide tau-fluvalinate to Makhteshim Agan Industries Ltd, the sale of Syngenta’s sulcotrione herbicide Mikado® in the European Economic Area to Bayer AG, the divestment of Syngenta’s global flutriafol fungicide business to Cheminova A/S and the divestment to Makhteshim Agan Ltd. of Syngenta’s former Novartis cereal fungicide product range in Denmark, Sweden and Finland. All divestments required to satisfy the conditions imposed by the FTC and the European Commission in connection with the formation of Syngenta were completed before the end of 2001 and there were no major business or product divestments in 2002 or 2003.

Syngenta’s Strategy

Syngenta’s goal is to create value for its shareholders by being the leading provider of innovative products and solutions to growers and the food and feed chain.

There are five principal components to Syngenta’s strategy to achieve this goal:

Capitalize on the Strengths of Syngenta’s Global Crop Protection and Seeds Businesses

One of Syngenta’s key strengths is its broad base of strong, profitable products in its two main divisions: crop protection and seeds. Syngenta builds on these strengths by continuing to manage crop protection and seeds as independent divisions with strong management focus and accountability, while applying common systems and performance measures to achieve the transparency necessary to meet corporate expectations. Wherever appropriate Syngenta looks for opportunities to capture synergies across these two divisions, primarily in research and development, manufacturing and marketing and support services.

Actively Manage the Product Portfolio, Focus on Growers’ Needs and the Demands of the Entire Feed and Food Chain, and Deliver Increasingly Tailored Local Solutions

Syngenta seeks to balance the global management of strong individual products and local customization to meet growers’ needs by:

  Focusing on a core range of products tailored for local needs.

   We direct our research and development activities principally to a core range of global products in an optimized array of formulations adapted to meet local needs, while rationalizing non-core products over time. This continues to drive sales while exploiting operational efficiencies.

  Meeting the demands of growers and the downstream food and feed chain

  Growers need products that will help them meet the increasing demands for more affordable, healthier, higher quality foods and feeds. These range from generalized demands from consumers to specific demands from processors and retailers that appear as recommendations, lists and protocols for qualifying inputs. Accordingly, a key element of our strategy is to ensure that we fully understand the diverse needs and expectations of these customer segments which vary by region, crop and crop destination, and furthermore help meet these needs and expectations with practical, sustainable solutions. Syngenta intends to accomplish this by focusing its global marketing and distribution network to deliver the highest quality service and support and to build deep, lasting relationships with these customer segments. This understanding drives our development effort and research targeting.

  Providing tailored solutions

  We offer value-adding solutions tailored to local customer needs. Growers are increasingly requiring integrated solutions for their needs. They want a range of products and service offerings and combinations developed specifically for their crop and seed technology requirements. Accordingly, tailored solutions are often highly localized. These solutions include crop protection products, seeds, diagnostic testing, field services, performance assurances, information support and e-business tools. We believe we are positioned to be the leading supplier of these tailored solutions given our product breadth and marketing reach.

  Syngenta enjoys strong and long-standing relationships with its major channel partners in all territories worldwide

  Technological, social and economic drivers are creating new distribution options and changing historic patterns of influence in the markets. Syngenta works closely with its channel partners to understand these influences. We will seek to develop our relationships in order to position Syngenta for these changes while pursuing a strategy of deepening our understanding of the needs of growers and the downstream food and feed chain.

Exploit Research and Development Opportunities That Have the Potential to Deliver Innovative Products and Solutions

Investment in technology and development capabilities is a critical part of Syngenta’s future growth. We believe that investments in these areas will add value to the crop protection and seeds businesses in the form of new products and, in due course, lead to new business opportunities. In addition, our scale allows us to build and exploit a range of important platforms, and deliver greater product and solution benefits to growers and the entire food and feed chain.

We aim to:

  Discover and bring to market new products with improved efficacy and safety profiles which contribute to the development of sustainable agriculture

In the past decade there has been a paradigm shift in methodology for the generation of leads for new chemical products. The integration of genomics to identify targets and establish modes of action together with fast high-throughput automated screens to detect leads has provided a powerful engine for lead discovery and optimization. Similarly, techniques such as toxicogenomics and environmental profiling are minimizing the attrition rate in the development process.

We focus on improved ways to direct our research towards areas of health and environmental safety. An example of the success delivered by the process is given by AMISTAR®. Based upon a benign profile the time from test tube to market for AMISTAR® was seven years and it became the world’s largest-selling proprietary fungicide three years after launch.

  Harness the full potential of our established products and technologies, including by extending their life cycles through research and development activities

We believe that we possess one of the broadest range of chemical crop protection products and technologies in the industry. We plan to refresh and improve this range, in the form of individual compounds and as innovative mixtures. We employ some of the best scientists in chemistry, physiology, bioperformance enhancement and formulation to achieve our objective. Attractive opportunities exist for combinations of products to provide tailored crop solutions for the specific requirements of growers. We believe that the integration of chemical and gene-based solutions offers a particularly attractive opportunity for the future.

In process chemistry, we are dedicated to improving existing manufacturing technologies and to innovating in technologies for key products in our existing range to ensure the optimal cost base.

  Continue to build strong germplasm in target seeds segments that will provide a delivery vehicle for emerging technologies and assistance to traditional breeding

Advances in biotechnology have revolutionized progress in crop improvement. Marker-assisted breeding is powerful in trait selection for new varieties and also for significantly accelerating the breeding process.

Crop improvement programs represented in Syngenta’s current research projects are exemplified by:

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

  Improved safety and nutritional quality of animal feed (e.g., enhanced phosphorus nutrition)

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

  Capture value of innovation and technologies through an industry-leading patent portfolio and by the creation of new ventures

Innovations based upon biochemical processes can enjoy broad utility outside the scope of a conventional agribusiness, or indeed in very different business areas. In the case of the former, Syngenta pursues growth opportunities largely in-house. In the case of the latter, several of our developments can produce intellectual property of equal relevance to discovery programs in the pharmaceutical industry. We plan to continue to develop our outlicensing business through broad exploitation of our intellectual property.

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

  Biotechnology

Syngenta believes it is one of very few global agribusiness companies that is well positioned to develop products based on biotechnology because of its multi-disciplinary understanding of the fundamental science involved and global capability. It is Syngenta’s intention to devote an appropriate, sustained and competitive level of resources to pursuing the opportunities it believes biotechnology can deliver.

Syngenta believes that through plant biotechnology, it has the potential to bring considerable benefits to mankind in both developed and developing countries. Syngenta remains committed to the use of gene-based technologies that are safe and effective. At the same time we recognize the current public concerns surrounding the use of bio-technology. These attitudes vary greatly from region to region. In North America and many emerging markets, this technology has been generally accepted. However, in Europe, genetic modification as a route to novel foods and feed continues to be the subject of debate. Political parties, consumer groups, and some governments have expressed their concerns in terms of food safety and environmental issues. Delays in the regulatory and political processes in the EU have meant a delay in product approvals, and although recent developments have indicated an unblocking of this process, significant progress has yet to occur.

Syngenta is a major participant in the public debate. Syngenta’s activities have been conducted in conjunction with its local constituencies and through trade associations around the world. Syngenta’s approach to its involvement in biotechnology has been one of openness and dissemination of information based upon:

  education through provision of information about plant science and genetics clear statements of the benefits of biotechnology in terms of cost and quality emphasis on consumer choice

Syngenta’s approach to innovation seeks to take into full consideration the range of public attitudes around the world. For instance in Europe, it will be important to focus on consumer benefits in order to foster widespread confidence. In the developing world, the promise of biotechnology for food production and health improvement is considerable. For example, Syngenta is contributing to the development of ‘Golden Rice’ which produces beta-carotene, a precursor of vitamin A, in partnership with the public sector. In many developing countries, vitamin A deficiency is a common cause of illness and is an important contributor to blindness, especially in children. As Syngenta’s science develops, it will introduce techniques which mitigate perceived risks. For example, Syngenta has introduced a novel marker gene system called POSITECH™ as a new and efficient alternative to antibiotic resistance markers.

As the public becomes more informed about products with consumer benefits and about the use of science to explore and understand safety issues and risks, Syngenta believes that products created through biotechnology will gain widespread public acceptance. However, public reaction to biotechnology continues to evolve and Syngenta cannot provide absolute assurance of how quickly such products will receive widespread support.

Realize the Savings from the Merger Synergy Program and Sustain Competitiveness and Operational Excellence Through the Operational Efficiency Program

At the time of the merger of Novartis agribusiness with Zeneca agrochemicals business, US$525 million of total cost savings were identified through the implementation of synergy programs at an estimated cost of US$900 million. This was increased in 2002 to forecast annualized cost savings of US$625 million at a projected total cash cost of around US$1 billion. The cumulative net cash cost to date related to the merger, integration and synergy program is around US$821 million after sundry associated asset disposal proceeds. Since the start of the program, cumulative annual savings of US$559 million have been generated, including an additional US$197 million in 2003. It is now expected that the target savings will be achieved in 2004, a year ahead of schedule. Synergy programs relate to the following three areas.

  Cost of goods sold: During 2003, we achieved additional annual savings of US$94 million, to add to the US$60 million in 2002 and the US$50 million achieved in 2001.

  Selling, General and Administrative: Further annual savings of US$55 million were realized in 2003 in addition to the US$91 million in 2002 and the US$95 million in 2001.

  Research & Development: Additional annual savings of US$48 million were achieved in 2003, on top of the US$46 million in 2002 and US$20 million realized in 2001.

Since the merger, Syngenta has reduced the total number of its employees by some 3,600.

On February 11, 2004, Syngenta announced an operational efficiency program to sustain operational excellence and to deliver further annual cost savings of US$300 million per annum by 2008. This program will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost of the program will be around US$500 million over five years and non-cash charges, principally writing-down the value of fixed assets, are expected to be around US$350 million. Specific announcements on the closure of two manufacturing sites, one in Switzerland and one in the United States, and the rationalization of two further manufacturing sites were made on the same date. Production from these sites will be relocated and costs related to these site announcements had been included in the above totals.

Attract, Retain and Develop the Best-Qualified Employees in Our Industry

The crop protection and seeds businesses are complex with distinct geographical, product, crop, technology and customer drivers. Given this complexity, and our strategy, which requires a high degree of change, we need to utilize fully the breadth and depth of our employees’ talent. To achieve this we have established clear and decisive management processes that include:

  Uniform, transparent, global reporting systems and clear decision-making processes for Syngenta managers;

  Clear personnel management processes that appropriately identify, recognize, develop and reward our best employees;

  Local empowerment of management with clear accountability and success criteria; and

  Performance-driven employee compensation.

Syngenta also operates a long-term equity-based incentive program as part of an effective and well-balanced executive remuneration structure. The remuneration structure is designed to ensure that we attract, retain and motivate the key talent necessary to succeed in a competitive and international environment.

Business Overview

Industry Overview

The crop protection and seeds industries offer products that provide essential support to modern agriculture. Contributions from both industries have been fundamental to the agricultural productivity improvements that have enabled food production to keep pace with population and economic growth.

Syngenta’s Business

Syngenta’s business divides generally into three segments: crop protection, seeds and plant science. These segments are described in greater detail below.

Crop Protection

Products

Syngenta has a broad product range, making Syngenta number one or two in all of its target segments, underpinned by strong worldwide market coverage. Syngenta focuses on all major crops, in particular corn, cereals, vegetables and rice, and applies its technologies to other crops, such as oilseeds, sugar beets, cotton, fruits and grapes, and to turf and ornamentals.

Syngenta is active in herbicides, especially for corn, cereals and rice; fungicides mainly for cereals, fruits, grapes, rice and vegetables; insecticides for fruits, vegetables and cotton; and professional products, such as seed treatments, products for public health and products for turf and ornamentals. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact and (ii) selective herbicides which are crop-specific and control weeds without harming the crop. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agricultural, together with seeds treatments where insecticides and fungicides protect growth during the early stages.

The following table sets out 2003, 2002 and 2001 sales of our crop protection products:

Syngenta Sales

Products	2003 (US$ million)	(%)	2002 (US$ million)	(%)	2001 (US$ million)	(%)

Selective herbicides	1,717	31	1,606	31	1,722	31
Non-selective herbicides	616	11	650	12	687	13
Fungicides	1,438	26	1,398	27	1,392	26
Insecticides	960	18	855	16	944	18
Professional products	642	12	585	11	522	10
Others	134	2	166	3	118	2

Total	5,507	100	5,260	100	5,385	100

The tables below show Syngenta’s principal products: (1) currently in development; (2) recently launched; and (3) key marketed. Products in development are those we are currently planning to bring to market. Recently launched products are those that we have introduced in the past five years.

Currently in Development

Active Substance	Crop Use	Status

Selective Herbicides
New herbicide 407	Cereals	In development

Fungicide
New fungicide 446	Fruits and vegetables	In development

Recently Launched Products (last 5 years)

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Pyriftalid	APIRO®™	Rice	Annual grasses in transplanted rice
Mesotrione(2)	CALLISTO®™/LUMAX®™/	Corn	Broad-leaved weeds / full spectrum
CAMIX®™
Trifloxysulfuron-sodium	ENVOKE®™, KRISMAT® ,	Cotton, sugarcane, turf	Post-emergence selective herbicide
	MONUMENT ™		against broad-leaved weeds, sedges
and grasses
Fungicides
Picoxystrobin	ACANTO™	Wheat and barley	Broad spectrum
Insecticides
Emamectin Benzoate	PROCLAIM®/AFFIRM®	Vegetables	Caterpillars
Thiamethoxam	ACTARA®/CRUISER®	Broad range of crops including seed treatment	Foliar sucking pests and soil dwelling insects

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Atrazine	AATREX®/GESAPRIM®(2)	Corn, sorghum, sugarcane	Annual grasses and some broad-
leaved weeds
Clodinafop	TOPIK®/HORIZON®/	Wheat, rye, triticale	Annual grasses
CELIO®/DISCOVER®
Dicamba	BANVEL®	Cereals, corn, turf, sugarcane	Annual and perennial broad-leaved weeds
Dimethachlor	COLZOR TRIO®	Colza	Broad spectrum
Fluazifop-P-Butyl	FUSILADE®	Soybeans, cotton, oilseed	Grass weeds
rape, fruit and vegetables
Fomesafen	FLEX®/REFLEX®	Soybeans	Broad-leaved weeds
Molinate	ORDRAM®(3)	Rice	Annual grasses
Nicosulfuron	MILAGRO® (4)	Corn	Grass weeds
Pretilachlor	RIFIT® / SOFIT®	Rice	Grasses, sedges and some broad-leaved weeds
S-metolachlor	DUAL MAGNUM® / DUAL GOLD® / BICEP MAGNUM®	Corn, soybeans, peanuts, sugar beet, sunflowers	Annual grasses and some broad-leaved weeds

Tralkoxydim	ACHIEVE®/GRASP®	Wheat, barley	Grass weeds
Triasulfuron	LOGRAN®/AMBER®	Cereals, transplanted rice	Annual broad-leaved weeds and some grasses
Non-Selective Herbicides
Diamonium Glyphosate	TOUCHDOWN® / ZAPP® / OURAGAN®	Cotton, all field crops, fruits and vegetables	Broad spectrum weed control
Diquat	REGLONE®	Wheat, sunflower, oilseed rape, potatoes	Broad spectrum weed control; desiccation
Paraquat	GRAMOXONE®	Cereals, rice, soybeans, corn, fruit and vegetables	Broad spectrum weed control
Fungicides
Azoxystrobin	AMISTAR®/QUADRIS®/ HERITAGE®/ABOUND®	Wheat, barley, fruit and vegetables, rice, turf	Broad spectrum disease control
Chlorothalonil	BRAVO®/DACONIL®	Fruit and vegetables, wheat, turf	Broad spectrum disease control
Cyproconazole	ALTO® (5)	Cereals, coffee, peanuts, rice, sugar beet, stone fruits	Powdery mildew, rust, leaf spots
Cyprodinil	UNIX®/STEREO®(6) /SWITCH® CHORUS®	Pome fruits, stone fruits, cereals, grapes, vegetables	Scab, Alternaria, powdery mildew, eyespot, Botrytis, grey mold
Difenoconazole	SCORE®/DIVIDEND®	Vegetables, field crops, plantation crops and seed treatment	Broad spectrum disease control
Fluazinam(7)	SHIRLAN®	Potatoes	Potato late blight, flower bulb and onion diseases
Fludioxonil	CELEST® /MAXIM®/ GE-OXE® / MEDALLION®	Seed treatment, grapes, turf, vegetables	Bunt, snow mold seedling blights, scurf, Botrytis, dollar spot

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

MEFENOXAM™ (3)	RIDOMIL GOLD® / FOLIO GOLD™ / APRON®XL / SUBDUE®	Broad range, including potatoes, grapes, vegetables, seed treatment and turf and ornamentals	Late blight, downy mildew and damping off diseases
Propiconazole	TILT® (8) / BANNER®	Cereals, bananas, rice and	Broad spectrum disease control
turf
Trinexapac-ethyl	MODDUS®/PRIMO®	Sugarcane, cereals, turf	Increases sugar content, antilodging, reduces grass growth
Insecticides
Abamectin	VERTIMEC®/AGRIMEK®	Citrus fruits, vegetables, pome fruits, ornamentals	Mites, leafminers and some caterpillars
Methidathion	SUPRACIDE®	Fruits, nuts	Scales, caterpillars
Lambda-cyhalothrin	KARATE®/ICON®	Cotton, corn, fruit and	Broad spectrum insect control
vegetables, soybeans,
public health
Lufenuron	MATCH®	Corn, potatoes, citrus,	Caterpillars, leafminers, western
		vegetables, cotton	flower thrips
Fosthiazate	NEMATHORIN® (4)	Potato, banana, tomato	Nematodes
Pymetrozine	CHESS® / PLENUM®	Vegetables, fruits, potatoes	Aphids, white flies and leaf hoppers
Profenofos	CURACRON®	Cotton, potatoes, soybeans and vegetables	Caterpillars, sucking insects, mites
Tefluthrin	FORCE®	Corn	Corn rootworm

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine directly (including the trade mark GESAPRIM®) in France. In the US, the EPA grated atrazine a favorable registration decision. However, atrazine and its sister herbicides simazine were not granted re-registration in the European Union.

(3)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to divest to a third party by way of an exclusive license to manufacture and sell, or an exclusive right to distribute, the molinate-based formulation of ORDRAM® SOPRA in France for use on rice until 2008. In the US, Syngenta has announced its intention to phase out molinate and to cancel its US registrations by the end of June 2008.

(4)	Product distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK).

(5)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole straight in the EEA to Bayer, under Bayer’s own trade name. Syngenta will be permitted to recommence sales of cyproconazole straight, under the ALTO® (or other) name in 2005 at the latest.

(6)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

(7)	Product which is distributed, but not manufactured, by Syngenta.

(8)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

Selective Herbicides

We have a broad range of selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops with a special emphasis on corn and cereals.

Product In Development

  407, a new herbicide for the control of grasses in cereals (wheat and barley).

Recently Launched Products

  APIRO™® was successfully launched in South Korea (2002) and Japan (2003). This family of products contains pyriftalid in combination with proprietary pretilachlor and other rice herbicides.

  CALLISTO® was successfully launched in the United States, Germany, France, Italy, Spain, Austria, Holland and other countries. It has received registration in the United States under the reduced risk scheme reflecting its favorable environmental and toxicological profile and was recognized as the most successful product launch in the market the year it was introduced by the American Agricultural Marketing Association. This is a post-emergence herbicide with a very broad spectrum against key broad-leaved weeds in corn.

  LUMAX®™ and CAMIX®™ are combination products from the Callisto family containing mesotrione, S-metolachlor and atrazine (LUMAX®™) or mesotrione and S-metolachlor (CAMIX®™). They are pre-emergence products for use in corn and provide broad spectrum weed control. Both products have received registrations in the United States and were successfully launched in the 2003 season.

  ENVOKE®™ and KRISMAT® have been launched in Brazil as new broad-spectrum herbicides in cotton and sugarcane against grasses, dicots and sedges. Syngenta has already received registrations for use on sugarcane in Colombia and in several Central American countries (KRISMAT®) as well as for use on cotton in Brazil, Argentina and Australia (ENVOKE®™). Registration in the United States was obtained in the third quarter of 2003 for use on cotton, sugarcane and tomatoes.

Key Marketed Products

  AATREX® and GESAPRIM® act mainly against annual grasses and broad-leaved weeds. Although the active substance, atrazine, was introduced in 1957, and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. It is currently going through a re-registration process in major markets and has received favorable evaluation in the United States by the EPA’s Scientific Advisory Panel. In the European Union (EU) atrazine was not granted re-registration. In European markets Syngenta will extend the use of terbuthylazine which has already been safely used in Germany and Italy for several years.

  DUAL GOLD® and DUAL MAGNUM® are replacing our top-selling metolachlor products of the DUAL® family. These products contain S-metolachlor, which is used at a 35% to 40% lower rate than metolachlor. This not only reduces the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but decreases the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. It may also be used effectively in combination with triazine herbicides such as in BICEP MAGNUM®, GARDO® GOLD® or PRIMAGRAM® GOLD®.

  MILAGRO® is distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK) and used post-emergence in corn against grass weeds. It completes the spectrum of our newly launched CALLISTO®™.

  TOPIK®, HORIZON®, CELIO® and DISCOVER® are grass herbicides. They provide the broadest spectrum of annual grass control currently available for wheat. To further increase crop safety in cereals the active substance clodinafop is mixed with the safener cloquintocet, which selectively enhances the degradation of clodinafop in wheat but not in the grass weeds.

  BANVEL® is a herbicide that controls broad-leaved weeds in corn and small grain cereals and that is used also in turf and ornamentals, pastures and non-crop land. Dicamba has an excellent toxicological and environmental pro-

file. Rights to sell the active substance dicamba in the United States and Canada were sold to BASF in 1996 pursuant to an FTC decision. Syngenta may still sell the active substance dicamba and established products outside the United States and Canada and new products combining dicamba with other active substances worldwide.

  LOGRAN® or AMBER® is a post-emergence herbicide for use in small grain cereals that also can be used in transplanted rice. It controls major annual broad-leaved weeds and some grasses. Triasulfuron is absorbed by leaves and roots. It is rapidly transported within the plant and acts by inhibiting biosynthesis of essential amino acids, hence stopping cell division and plant growth.

  FUSILADE® is one of the leading products for post-emergence control of grass weed. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and sugar beet and oilseed rape in Europe. The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control.

  FLEX® is a post-emergence selective herbicide for control of broad-leaved weeds in soybeans and drybeans, complementary to FUSILADE®.

  ACHIEVE® is a post-emergence selective herbicide which controls grass weeds in wheat and barley.

  RIFIT® is a pre-emergence grass killer for use in transplanted rice. In its safened form, under the trademark SOFIT®, it can also be used on wet sown rice.

  COLZOR TRIO® is a broad-spectrum herbicide for use in oilseed rape.

Non-Selective Herbicides

Key Marketed Products

  GRAMOXONE® is our principal brand name for paraquat, a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. GRAMOXONE® is registered in over 120 countries around the world. In 2003, Paraquat was included in Annex I allowing for continued registration of Paraquat products in EU countries, while re-registration in Malaysia was refused.

  TOUCHDOWN®, a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ™ technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is now registered in over 90 countries, including for use on herbicide tolerant soybeans in the United States. New and improved formulations of Touchdown have been registered in the US including Touchdown IQ™, Touchdown® CF and Touchdown Total™.

  REGLONE®, a non-selective contact herbicide mainly used as a desiccant to allow easier harvesting and reduce drying costs.

Fungicides

Product In Development

  446, a new fungicide for fruits and vegetables.

Recently Launched Product

  ACANTO ™, a new strobilurin fungicide for early treatment in wheat and barley, is sold in the United Kingdom, Germany, France, Ireland, Austria, Switzerland, Belgium and the Netherlands.

Key Marketed Products

  AMISTAR®, a strobilurin fungicide introduced in 1997 and widely launched in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling fungicide. It is registered for use in over 60 countries and for over 60 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture with Alto branded as Priori Xtra.

  BRAVO®, acquired in 1998, is a world-leading fungicide in terms of sales. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products.

  TILT®, originally licensed from Janssen, was introduced in 1980 and has developed into our most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole, its active substance, is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf. Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

  SCORE®, based on difenoconazole, is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include Cercospora, Alternaria, Septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

  RIDOMIL GOLD® is based on MEFENOXAM™(1), and acts against late blight and downy mildew diseases. It is applied to foliage or soil and is effective on potatoes, grapes, tobacco, vegetables, citrus, soybeans, turf and ornamentals. It has been introduced in major markets and will continue to be introduced in additional countries.

  UNIX® is based on cyprodinil and is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a new mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit (such as apples and pears) or on grapes and vegetables, respectively.

  ALTO® contains the systemic fungicide cyproconazole with broad-spectrum activity, especially against rust and leaf spot in cereals, sugar beet and coffee. Pursuant to the commitments given to the European Commission, Syngenta has granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Syngenta will be permitted to re-commence sales of cyproconazole directly, under the ALTO® (or other) brand name, in 2005 at the latest.

  MODDUS® is based on trinexapac-ethyl, a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugarcane it is a yield enhancer and harvest management tool.

  SHIRLAN® is a fungicide for control of potato blight and other diseases.

(1)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Insecticides

Recently Launched Products

  ACTARA® is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It is being developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco. Additional registrations in Italy, Portugal and Switzerland were achieved in 2003.

  PROCLAIM® or AFFIRM® provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico and Australia and is under registration in many other countries.

Key Marketed Products

  KARATE®, the world’s leading agricultural pyrethroid brand, is our largest selling insecticide. A novel product branded KARATE® with ZEON® technology was launched in the United States in 1998 and registration approvals and launches in other major markets have continued apace. ZEON® technology offers performance benefits and enhanced user and environmental safety.

  VERTIMEC® or AGRIMEK® contains abamectin, which is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

  CURACRON® offers good control of caterpillars. It is a broad-spectrum product, and because of its good penetration, sucking insects like mites and thrips are also well controlled. The main field of application is in cotton, but it is also used in vegetables, soybeans and potatoes.

  SUPRACIDE® is used to control scale insects in fruits and nuts (e.g., citrus, olives, pome and stone fruits).

  MATCH® is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

  FORCE® is the market leader in the corn soil insecticide sector. As the only stand-alone granular pyrethroid launched in this sector, it offers growers both highly effective control of a wide range of pests and an alternative to the older products available in this sector.

Professional Products

Through professional products, Syngenta expands the use of its crop protection products into additional areas, such as seed treatment, turf, ornamentals and public health.

Recently Launched Products

  CRUISER® is a seed treatment brand (see below for description of seed treatment) for the insecticide thiamethoxam. It has systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, trips, jassids, wireworms, flea beetles and leafminers.

  IMPASSE® is a new innovative technology which offers pre-construction termite control for new homes and buildings. The product was registered in the United States in October 2002 and the company launched the IMPASSE® Termite System™ for the building industry in 2003.

Key Marketed Products

Seed treatment

The use of seed treatment products is an effective, efficient, and targeted method to protect the seedling and the young plant against diseases and pests during the period when they are most vulnerable. Our broad range of fungicides and insecticides allows us to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important. The following are our key marketed products:

  DIVIDEND® is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level effect. It is safe for the seed and the seedling and provides for a faster germination than other products in the market.

  APRON® XL is a MEFENOXAM™(1)-based product used for the control of seed and soil-borne diseases caused by fungi such as Pythium, Phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

  MAXIM® or CELEST® is a contact fungicide with residual activity. Derived from a natural compound, the active substance fludioxonil combines crop tolerance with low use rates. Its spectrum of targets include seed and soil-borne diseases like damping off, bunt, smut and leaf stripe on cereals. Used alone or in mixtures with other active substances, it is also effective on corn, rice, cotton, potatoes and peas.

Turf and ornamentals

We offer a range of specialized products for use in turf (golf courses and sports fields), ornamentals (cut flowers, bedding plants and nurseries), vegetation management (roads, railroads and rights-of-way) and for home and garden use. The following are our major products:

  BARRICADE® is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

  PRIMO MAXX® is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

  AVID® is a leading acaricide in ornamentals against mites.

  HERITAGE® provides broad-spectrum disease control in turf. The major outlet is golf courses.

  DACONIL® is used on turf in the United States, often on golf courses, where it complements HERITAGE®.

Public health

We offer a range of products for use in controlling insect pests such as mosquitoes and termites:

  ICON® is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches. It was the first pyrethroid to be approved for malaria control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

Principal Markets

The following table sets out sales for the years ended December 31, 2003, 2002 and 2001 of our crop protection products by region:

(1)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Syngenta Sales

	2003 (US$ million)	(%)	2002 (US$ million)	(%)	2001 (US$ million)	(%)

Europe & AME	2053	37	1919	37	1,870	34
NAFTA	1853	34	1864	35	1,887	35
Latin America	750	14	596	11	677	13
Asia Pacific	851	15	881	17	951	18

Total	5,507	100	5,260	100	5,385	100

Syngenta sells its products in over 120 countries and has a strong presence in all regions.

Production

The manufacture of crop protection products can be divided into three phases:

  manufacture of the active substance

  formulation of products from these active substances into a form which optimizes the efficacy and safety of the product in the field packaging of the products to closely align them with local customer needs

Our major production sites for active ingredients are located in Switzerland, the United States, United Kingdom, China and India. While individual active substances are normally produced at one manufacturing site, formulations are produced and packaged at several different strategically located plants, close to the principal markets in which those products are sold. We operate major formulation and packing plants in Belgium, Brazil, China, Colombia, France, India, South Korea, Switzerland, the United Kingdom and the United States.

We manage our supply chain globally and on a product-by-product basis, from raw materials through to delivery to the customer, in order to maximize both efficiency and responsiveness. We outsource the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. We have a strategy of maintaining, when available, multiple sources of supply. Approximately one fifth of our supply chain materials purchasing spend is influenced by commodity price volatility, due to price dependence on gas and oil.

In connection with the merger between Novartis agribusiness and Zeneca agrochemicals business, significant cost savings were expected to be realized in global manufacturing and supply. Following a review we determined that 15 of our 48 manufacturing sites and 5 of our 13 technology centers would be closed during the period 2001 to 2004. Activities at remaining sites would be realigned in the drive for cost base optimization. These actions are expected to achieve annual fixed cost savings of around US$185 million by 2004 and reduce our fixed asset base by US$230 million (net of US$70 million to be invested). All 20 closure announcements have already been made. We are also implementing a program for reducing variable costs, including purchasing, that will also benefit cost-of-goods-sold. Cumulative annual savings from these programs by the end of 2003 were US$204 million, of which US$94 million was achieved in 2003.

In addition, the operational efficiency program announced on February 11, 2004 includes further rationalization of production, including relocation to lower cost regions and further reductions to the asset base. Specific announcements on the closure of two manufacturing sites, one in Switzerland and one in the USA and the rationalization of two further sites were made on the same date.

Marketing and Distribution

We have marketing organizations in all our major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. Products are sold to the end user through independent distributors and dealers, most of whom also handle other manufacturers’ products. Our products are normally sold through a two-step or three-step distribution chain. In the two-step chain we sell our products to cooperatives or independent distributors, which then sell to the grower as the end user. In the three-step system, we sell to distributors or cooperative unions who act as wholesalers and sell the product to independent dealers or primary cooperatives before on-selling to growers. We also sell directly to large growers in some countries. Our marketing network enables us to launch our products quickly and effectively and to exploit our range of existing products. We focus on key crop opportunities in each territory.

In those countries where we do not have our own marketing organization, we market and distribute through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

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

A key element of our marketing is grower support and education. This is particularly important with respect to small growers in developing countries. For many years, we have held numerous courses around the world for growers as a result of which tens of thousands of people have been trained in the safe and sustainable use of crop protection products. We also train agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Research and Development

Syngenta has major research centers in Basel/Stein, Switzerland; Jealott’s Hill, United Kingdom; and Research Triangle Park, North Carolina, United States. Syngenta’s research and development is focused on effective and environmentally friendly grower solutions, including crop protection chemicals, seeds and novel traits through biotechnology. The total spent on research and development in crop protection was US$454 million in 2003, US$425 million in 2002 and US$458 million in 2001.

We are continuously improving the research process, building on well-established platforms in chemistry, biology and biotechnology. Syngenta’s investment in genomics underpins all of the product outputs, and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across chemicals, seeds and traits. Novel tools, methods and information services allow us to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before. We use high throughput screening to test over two hundred thousand compounds each year using in-vivo test systems. Combinatorial chemistry and high-speed synthesis have been advanced in order to prepare a sufficient number of compounds for these tests. A crucial feature is library design, a structured approach to combinatorial chemistry which ensures that the chemical entities possess properties which relate to the desired product profile. Compounds showing promising activity are further characterized in screening systems consisting of a series of project-specific, customized greenhouse and growth-chamber tests, including indicator tests for environmental parameters (e.g., soil persistence, leach-ability) and tests to provide early indications of safety issues for humans. Those compounds showing advantages in efficacy and safety over the best commercial standards are broadly evaluated in the field.

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

Environment

We designed our environmental management program with the aim of ensuring that our products and their manufacture pose minimal risks to the environment and humans. The crop protection industry is subject to environmental risks in three main areas: manufacturing, distribution and use of product. We aim to minimize or eliminate environmental risks by using appropriate equipment, adopting “best industry practice” and providing grower training and education.

The entire chain of business activities, from research and development to end use, operates according to the principles of product stewardship. We are strongly committed to the responsible and ethical management of our products from invention through ultimate use. We employ environmental scientists around the world who study all aspects of a product’s environmental behaviour.

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

Crop protection products are subject to rigorous registration procedures, which are aimed at ensuring safe product usage in the field. In addition to complying with these regulatory requirements, we have adopted our own Health, Safety and Environment (“HSE”) management system. This provides a clear framework of management processes applicable at all sites, whatever the regulatory requirements in the country in which the site is situated. This HSE system is consistent with international HSE management standards, such as ISO 14001, and is capable of external verification.

In 2001 the Syngenta Executive Committee and Board adopted our HSE Policy and Commitments. The Policy outlines the HSE issues that Syngenta addresses and the Commitments detail the actions we take. To ensure that the Policy is complied with, all operating units are audited on a regular basis. Teams made up of internal experts and outside consultants carry out these audits.

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

See Note 29 to Syngenta’s consolidated financial statements for a further discussion of environmental matters.

Intellectual Property

We protect our investment in research and development, manufacturing and marketing through patents, design rights and trademarks. In addition to patent protection for a specific active substance, patent protection may be obtained for processes of manufacture, formulations, assays, mixtures, and intermediates. These patent applications may be filed to cover continuing research throughout the life of a product and may remain in force after the expiry of a product’s per se patents in order to provide ongoing protection. The territorial cover of patent filings and the scope of protection obtained varies depending on the circumstances and the country concerned.

Patents relating to gene-based crop protection and enhancement may cover transgenic plants and seeds gene effects, genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds.

Trademark protection may be obtained to cover a trademark for a specific active substance and there may be more than one trademark covering the same active substance. Other trademarks may cover formulations, mixtures, intermediates and a variety of ancillary services. The trademarks may remain in force after the expiry of a product’s patents in order to provide ongoing protection. The territorial cover of trademark filings and the scope of protection obtained varies depending on the circumstances and the country concerned.

Registration and re-registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for crop protection products is designed to ensure the protection of the consumer, the grower and the environment.

Most of our principal markets have regular re-registration procedures for crop protection products. Within certain time periods a product’s technical dossier is reviewed with the goal of ensuring that it adheres to all standards, which may have changed or been added to since the product was initially registered. The standards and requested trial protocols change over time. Re-registration of a product or compound may not be granted if the registration package fails to meet the then-current requirements.

We enforce our intellectual property rights, through litigation if necessary.

Competitive Environment

The leading companies in the crop protection industry are mainly units of dedicated agribusinesses or large chemical companies based in Western Europe and North America. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for more than 75% of the worldwide market. Syngenta’s key competitors include BASF, Bayer, Dow, DuPont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

Seeds

Products

We develop, produce and market seeds and plants that have been developed using advanced genetics and related technologies. We sell our products in all major markets.

Our seed portfolio is one of the broadest in the industry, offering over 3,000 varieties and 33 species. We have a leading market share in vegetables, flowers, corn, sugar beet and oilseeds combined based on sales. Seed products are derived from a germplasm pool and developed further utilizing sophisticated plant-breeding methods. We divide our products into field crops such as corn, soybeans, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. Below are tables showing products in development and recently launched products. Products in development are those that we are planning to bring to market. Recently launched products are those that we have introduced in the past two years. These lists are not comprehensive, but provide an indication of the large number of products in our range.

Syngenta’s Plant Science division, described in more detail in the next section, develops most of the transgenic products using genetic modification rather than traditional breeding trait products in-house. Other trait products are licensed-in from other biotechnology companies.

Products in Development

Crop Species	Targets

Field Crops
Corn	High yield, stress tolerance and improved agronomic traits
Improved corn borer and broad spectrum insect resistance
Herbicide tolerance
Sunflowers	Yield: Stability / Oil content
Sugar beet	Disease and virus resistance
Vegetables and Flowers
Tomatoes, lettuce, melons and peppers	Virus and fungal disease resistance
Kumato™ tomato	Sweet tasting tomato with a chocolate colored skin
Pansy	Adaption to broad climatic conditions with very large flower head size

Recently Launched Products

Product	Crop Use	Targets	Market

Field Crops
NK® brand N46-J7	Bt corn hybrid	Insect resistance and herbicide tolerance	United States
NK® brand S28-L9	Soybean variety	Herbicide tolerance, cyst nematode resistance, disease resistance package	NAFTA
Colossus	Hybrid Barley	Yield, agronomic performance and stability	United Kingdom
UNIPEL™	Sugar beet seed pellet	Speed of emergence and buffer effect for seed treatment	United States
NK® brand Tecny	Sunflower	High yield	France / EE
NK® brand Sanay	Sunflower	IMI-herbicide tolerance	Turkey / Spain

Recently Launched Products

Product	Crop Use	Targets	Market

Vegetables and Flowers
S&G® COLOSSUS™	Pansy flower	Larger flower size	United States
S&G® TYRES™®	Tomato	Virus, fungus and nematode resistance, and	Europe
high fruit quality
Rogers® Sebring	Tomato	Fusarium race 3 resistant determinate beef	United States
tomato
Dulcinea™ brand PureHeart™ Watermelon	Personal size seedless watermelon	New watermelon concept	United States / Europe and Australia

Products in Development

We seek to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers. We are currently concentrating on further improvement of traits advantageous to the grower, i.e. input traits, such as resistance to viruses and insects and greater yield. In the future, we will be seeking to develop seeds with improved traits advantageous to the consumer and the food chain, i.e. output traits such as improved digestibility and net protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils and vegetables with improved flavor, texture and appeal.

Recently Launched Products

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

  2003 saw the landmark introduction of the hybrid barley – Colossus, marketed in the UK as part of the Hybrid Barley System, a program with selected Crop Protection products and agronomic advice to help growers achieve the maximum potential available.

  The NewProduce Network™ is a venture in the United States with participants from throughout the produce supply chain aimed at growing and distributing an assortment of premium produce products. In 2002 NewProduce Network™ launched its first commercial product, the personal size PureHeart™ watermelon. In that year over 90,000 cartons of PureHeart™ melons were shipped to various retailers in several western United States. In 2003, 500,000 cases were shipped throughout the United States. Due to its success in the United States, the personal watermelon has been launched in Australia and test marketed in selected European markets. In 2003, Bella Heart™, a new aromatic melon, with a mellow, sweet flavor was successfully introduced and will be added to the NewProduce Network™ product line-up in 2004. Additional test marketing of other items is being planned. NewProduce Network™ products have been developed via conventional breeding.

Key Marketed Products

Field Crops

  Corn. We offer NK® brand corn hybrids in a full range of maturities. These hybrids are characterized by their high yield potential, uniformity and vigor.

  In addition to a large range of conventional corn hybrids, we offer genetically enhanced Bt corn products, known as NK® brand YIELDGARD® hybrids which have built-in insect protection. (YIELDGARD® is a registered trademark of Monsanto Company).

  Sugar beet. HILLESHÖG® brand sugar beet seeds are bred to develop high yielding varieties with good disease tolerance, high sugar content, low soil tare and improved juice purity.

  Oilseeds. We offer NK® brand sunflowers, soybeans and oilseed rape. Our sunflower seed varieties are bred for high yield as well as disease resistance. Syngenta’s soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control. The company’s oilseed rape varieties offer good oil production and plant health.

  Cereals. NK® NewFarm Crops and Benoist offer cereals germplasm for multiplication.

Vegetables and Flowers

  Vegetables. Under the S&G® and ROGERS® brand names, Syngenta offers a full range of vegetable seeds, including cauliflower, sweet corn, beans, peas, tomatoes, peppers, cucumbers, watermelons, oriental radish, cabbage, squash and melons. We breed resilient varieties with high yield potential, that can resist and tolerate pests and diseases. We develop genetics that address the needs of consumers and distributors as well as processors and commercial growers. In 2003 we launched 150 new varieties into the high value European market, including 25 new pepper varieties and 39 new fresh market tomato varieties.

  Flowers. Under the S&G® brand name, we develop flower seeds, plugs and vegetative multiplication material (such as cuttings) which we sell to commercial growers of horticultural crops. We focus on breeding innovative flower varieties. Our range includes popular bedding plants such as begonia and petunia; houseplants, such as cyclamen and poinsettia; cuttings for the growing market of hanging baskets such as geranium and verbena; and a wide range of attractive perennials.

Principal Markets

The following table sets out 2003, 2002 and 2001 sales of our seed products by region:

Syngenta Seeds

	2003 (US$ million)	(%)	2002 (US$ million)	(%)	2001 (US$ million)	(%)

Europe & AME	538	50	427	46	393	42
NAFTA	394	37	396	42	404	43
Latin America	79	7	65	7	88	9
Asia Pacific	60	6	49	5	53	6

Total	1,071	100	937	100	938	100

Production

Independent contract growers tend and harvest our seed near Syngenta facilities throughout the world. After the harvest, the raw seed is sent to our processing facilities, where it is cleaned, calibrated, treated and packaged. The largest facilities are located in Argentina, Brazil, Canada, France, Hungary, Italy, the Netherlands, Spain, Sweden and the United States. For large seed products, seed production tends to occur as close to the intended markets as possible, in order to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the use season.

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

Marketing and Distribution

Our products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK®, HILLESHÖG®, S&G® and ROGERS®. The NK® brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. The HILLESHÖG® brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. The S&G® brand is a leading brand for vegetables in Europe, Africa and Asia Pacific, and is also known throughout the world for flower seeds cuttings and young plants. The ROGERS® brand is well known in the Americas to growers and the food-processing industry for vegetable seeds. Our sales force markets the majority of our brands, to customers directly, in partnership with distributors, or through a network of dealers.

Seed and crop protection products have traditionally been marketed separately. However, to provide integrated crop solutions and services, our seeds business is increasingly working together with our crop protection business to develop joint marketing approaches and initiatives. The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages. This strategy is primarily focused on corn, soybeans, vegetables, cereals and rice which, collectively, represent more than half of our crop protection and seed products combined sales. Where beneficial, crop protection and seed sales forces coordinate customer approaches and jointly promote products offering crop solutions that include broad product combinations and services.

Research and Development

We operate 72 breeding and germplasm enhancement centers, that focus on advancing the performance, stability and quality of seed varieties for more than 17 food crops. Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are located around the world. At these centers, nearly one thousand permanent employees focus research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

We operate biotechnology and seed research technology sites in Brazil, France, the Netherlands, Sweden and the United States. At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products. Total research and development spending was US$127 million in 2003, US$119 million in 2002 and US$112 million in 2001.

We expect that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. We have entered into a number of targeted alliances with other enterprises in order to broaden further our germplasm base and create more valuable products. None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation. The list below is a sample of the alliances in which we are currently engaged:

  Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests. The shareholders have mutual rights of first refusal for technology and new varieties.

  Maisadour Semences, a minority shareholding in a corn and sunflower seed company in France.

  In addition, we have entered into a number of research and development agreements with companies and academic institutions around the world, including agreements with:

Wageningen Agricultural University, for GIS technologies for Europe.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of the seed and plant germplasm. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. More recently, however, technological advances requiring higher research and development spending, along with price competition brought about by oversupply, have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and the competition is increasingly differentiated on this basis. At present, Syngenta’s leading competitors in terms of sales in the seed market are: Advanta, Bayer, Dow (Mycogen), KWS, Limagrain, Monsanto, Pioneer/DuPont, Sakata, Seminis and Takii.

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

In the United States, conventional seed is not subject to regulation. Genetically modified crops are regulated by the United States Department of Agriculture, the Environmental Protection Agency and the Food and Drug Administration.

In the EU, new varieties of vegetable and agricultural (field crop) species, whether transgenic or not, must be registered on an Official List before they may be commercialised. Such varieties are subjected to field tests at an official examining institute and must be distinct from other known varieties, as well as be sufficiently uniform and stable. New agricultural plan varieties are additionally subjected to tests for agronomic or agricultural value. The agronomic value of the new variety must be better than that of the existing varieties.

With respect to genetically modified crops, the EU has adopted legislation specific to genetically modified organisms, including Directive 2001/18/EEC on the deliberate release of genetically modified organisms, and Regulation (EC) No. 258/97, which addresses food safety.

The International Seed Testing Association has established standards for seed purity, which are required to be met by all seed certified for trade between countries of the Organisation for Economic Cooperation and Development (OECD). There are different categories of seed (basic seed, certified seed, standard seed), which have their own minimum standards. In addition, there are minimum national standards.

Plant Science

From improved food, to more efficient fiber and pollution-reducing animal feed, biotechnology holds enormous promise for humanity. While they have had a significant impact on agriculture, the biotechnology products introduced to date only hint at the benefits that are possible for growers and consumers alike. With its strong research capabilities, intellectual property and leadership across multiple areas of agribusiness, we believe Syngenta is well positioned to realize the potential of this science.

The Plant Science business is built around a core of independent business teams with responsibilities for specific crops or other areas of emphasis. The mission of Plant Science is to capitalize upon the company’s considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology in the next decade.

Plant Science directs early stage research and technology expenditure as well as expenditure for development and marketing activities to create new business opportunities. This sharp focus will allow Syngenta to identify the best new ideas in biotechnology and let both strong science and good business judgment drive its investment choices.

Products in Development

To date, Plant Science generates no income through product sales. We expect future income to arise from new product development, licensing and other arrangements. To drive near term success, Plant Science has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses. For the longer term, Syngenta is exploring opportunities in emerging areas of biotechnology such as industrial applications and plant made pharmaceuticals. The latter has the potential to make the next generation of medicines more readily available to patients. Some of the Plant Science projects described here are within five years of commercial launch.

Sectors	Targets

Agronomic Traits
Corn	Resistance to European corn borer and broad spectrum insect control
Resistance to corn rootworm
Herbicide (glyphosate) tolerance
Other agronomic traits
Cotton	VipCot™ for improved resistance to insects
Herbicide (glyphosate) tolerance
Cereals	Disease resistance
Waxy wheat – improved baking quality
Feed and Crop Processing
Feed processing	Quantum™ Phytase - increased processing efficiency and pollution reduction in the animal feed market
Crop processing	High amylase corn – increased efficiency of ethanol production
Whole Foods
Banana	StayRipe™ banana – extended ripe life to benefit growers, shippers, retailers and consumers.
Rice	Humanitarian Golden Rice – working in public-private partnership to increase levels of beta carotene in rice as one potential solution to Vitamin A deficiency for the developing world
Tomatoes	Consumer preference traits

Research and Development

Syngenta maintains two advanced centers for biotechnology research, Jealott’s Hill in the UK and Syngenta Biotechnology, Inc. (SBI) in the United States. These sites are dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations. In February 2003, Syngenta and Diversa Corporation formed a broad collaboration to establish a shared biotechnology research platform for new plant science applications and enzyme discovery, as well as for selected antibody generation and other bio-pharma product development. Pursuant to the collaboration, in February 2003, Diversa acquired certain technology rights from Syngenta for pharmaceutical applications and in exchange, Syngenta received an increased equity stake in Diversa. Syngenta relocated its plant genomics programs, including its pioneering work with the rice genome, from its Torrey Mesa Research Institute (TMRI™) in San Diego, California to SBI in Research Triangle Park, North Carolina. As part of the transaction, the research center at TMRI™ was closed in 2003.

In addition to Diversa, examples of other Syngenta external alliances include:

  Verdia (formerly Maxygen) Inc: collaboration relating to gene optimization to provide improved insect, disease and herbicide resistance of oilseeds, vegetables and cereal crops.

  SemBioSys: provided Syngenta with access to oilbody technology that is useful across a number of future products in biopharma.

  University of North Carolina at Chapel Hill: studies on disease resistance mechanisms in plants.

The following are key capabilities in developing transgenic crops:

  Ability to find useful genes: Syngenta is capitalizing on its pioneering work in mapping the rice genome and also accessing external sources through its collaborations with various university labs around the world and through its Diversa strategic alliance.

  Plant transformation: This is the process of introducing new genes into the existing genetic constitution of plants. Pioneering work in this area is done in Syngenta’s research centers at SBI and Jeallot’s Hill.

  Use of marker genes: There has been significant public and regulatory debate over the use of microbial antibiotic resistance as a marker technology. Syngenta has developed and patented an alternative sugar based system trademarked “Positech™” that is widely used by researchers.

  Trait expression: This is the process of switching on and off genes or regulating them to various levels of expression in different tissues. This is achieved through specialized promoter DNA sequences. Syngenta’s work with the rice genome has resulted in the discovery and patenting of a wide range of promoters.

All biotechnology products are subject to intense regulatory scrutiny. An extensive Syngenta network of regulatory specialists around the world ensures continued dialogue and compliance with the authorities regarding regulatory dossier submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

Total research and development spending for Plant Science was US$146 million in 2003, US$153 million in 2002 and US$153 million in 2001.

Principal Markets

The market environment for products enhanced through biotechnology is complex. In the Americas, Australia and Asia, benefits such as better protection from pests and improved farming efficiency have been realized and the technology widely accepted. Although there has been progress recently in the European market, consumer opinion is mixed and the regulatory framework remains stalled.

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits). As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage. In the future, we expect that increased emphasis will be placed on developing products that provide benefits to food and feed processors, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngenta’s move into new markets may result in other companies becoming competitors. In the animal feed market, for example, major companies include Danisco Animal Nutrition, Roche and Novozymes.

Intellectual Property

Intellectual property laws protect products developed through biotechnology in the countries in which they are made and marketed. Syngenta takes advantage of the full spectrum of intellectual property laws, including utility patents, plant variety protection certificates, plant breeders’ rights, plant patents, trade secrets, and trademarks. The level and type of protection varies from country to country according to local laws and international agreements. Syngenta has one of the broadest patent and trademark portfolios in the industry. In addition to income from development and commercialization of transgenic products, income is generated from licensing arrangements. Syngenta respects the intellectual property rights of others and will defend its intellectual property rights as necessary.

Government Regulation

The field-testing, production, import, marketing and use of our products are subject to extensive regulation and numerous government approvals.

Registration and re-registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for such products is designed to ensure the protection of the consumer, the grower and the environment. Examples of the regulatory bodies governing the science include the United States Environmental Protection Agency and the US Food and Drug Administration.

Regulatory bodies can require ongoing review of products derived from biotechnology based upon many factors including the need for insect resistance management. Even after approval, products can be reviewed with the goal of ensuring that they continue to adhere to all standards, which may have changed or been added to since the product was initially approved. This type of ongoing review applies in most major markets.

Government regulations, regulatory systems, and the politics which influence them vary widely among jurisdictions. Obtaining necessary regulatory approval is time consuming and costly, and there can be no guarantee of the timing or success in obtaining approvals.

Organizational Structure

Please refer to Note 32 to the consolidated financial statements for a description of the significant legal entities comprising the Syngenta group.

Property, Plants and Equipment

Our principal executive offices are located in Basel, Switzerland. Our businesses operate through a number of offices, research facilities and production sites.

The following is a summary of our principal properties:

Locations	Freehold/ Leasehold	Approximate area (square feet)		Principal Use

Rosental, Basel, Switzerland	Freehold	838,400		Headquarters, research (1)
Dielsdorf, Switzerland	Freehold	2,306,000		Administration, marketing
				(5). Manufacture ceased
				end 2002.
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters,
				research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Bayport, Texas, USA	Freehold	16,945,350		Production
Monthey, Switzerland	Freehold	12,010,000		Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200		Production
Cold Creek, Texas, USA	Freehold	9,539,900		Production till 2006/2007 (5)
Goa, India	Freehold	8,668,000		Production
Grangemouth, Falkirk, UK	Freehold	8,000,000		Production
Landskrona, Sweden	Freehold	6,610,800		Research, production and
				marketing (2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	4,305,600		Administration, research and marketing (2)
Stein, Switzerland	Freehold	1,949,990		Research center
Research Triangle Park, North Carolina, USA	Freehold	1,195,300		Research center
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nérac, France	Freehold	1,225,800		Production (2)
Saint-Sauveur, France	Freehold	1,279,500		Administration, research (2)
Nantong, China	Leasehold	896,264		Production
Münchwilen, Switzerland	Freehold	610,300		Production
Grimsby, UK	Freehold	181,300		(5) Plant closed end 2003
Kaisten, Switzerland	Freehold	71,000	(4)	Production

(1)	Used for crop protection and seed business.

(2)	Used for seed business.

(3)	Only 875,850 square feet are currently used and developed.

(4)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by third party.

(5)	Closure of production site announced.

Please also see Item 4 “Information on the Company – Business Overview” for a description of the products produced at the various properties listed above.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreword

The following discussion includes forward-looking statements subject to risks and uncertainty. See “cautionary statement concerning forward-looking statements” in the introduction to this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to the Management Discussion and Analysis and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section. We present this CER information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to improve growers’ yield and food quality. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also increasingly affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 39% and 34% respectively of consolidated sales in 2003 (2002: 38% and 36%, 2001: 36% and 36%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing research and development are largely based in Switzerland, the United Kingdom and the United States of America (United States).

The consolidated financial statements are presented in U.S. dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than U.S. dollars. Approximately 26% of sales in 2003 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling. Sales in Swiss francs and British pounds sterling together make up around 5% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in U.S. dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the U.S. dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management activities such as hedging.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

Results of operations for the years 2001 and 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions, which persisted into 2003. In the second half of 2003 there were some signs of stabilization in the crop protection market.

Sales by region were as follows:

	Year ended December 31,
(US$ million)	2003	2002	2001

Europe, Africa and Middle East	2,591	2,346	2,263
NAFTA	2,247	2,260	2,291
Latin America	829	661	765
Asia Pacific	911	930	1,004

Total	6,578	6,197	6,323

Crop Protection

The Crop Protection market was again difficult in 2003, particularly in the first half and sales, at constant exchange rates, showed a slight decline for the full year but with a marked upturn in the second half. Very dry weather in Europe significantly reduced fungicide sales, an area where Syngenta has high market share. A result of the dry weather however was to reduce crop yields and stocks leading to increases in some crop commodity prices. Linked to this the European Commission has reduced set-aside levels in 2004. These factors have provided some encouraging signs of stabilization in the crop protection market.

Sales benefited from the reductions in channel inventories implemented in 2002 in Latin America and sales in the region were more in line with consumption in 2003, 26% higher than 2002. This growth was offset by lower sales in Asia Pacific as channel inventories in China were reduced. Range rationalization continued and reduced Crop Protection sales by 2%, particularly impacting on Europe, Africa and the Middle East and Asia Pacific.

Insecticide and professional product sales were particularly encouraging and selective herbicides sales, the largest product line in value, were up after several years of decline.

New product sales growth increased total Crop Protection sales by 3%, more than offsetting the sales impact of phase-outs and further contributing to the ongoing improvements in margin. In particular:

  CALLISTO® (mesotrione), a post-emergence corn herbicide with a novel mode of action, together with LUMAX™, a combination product, grew strongly and helped reinforce Syngenta’s leading position in the corn selective herbicides market in the United States;

  ACANTO™ (picoxystrobin), sales were held back in the year by the adverse weather conditions in Europe and were flat in a reduced cereal fungicide market;

  ACTARA® and CRUISER® (thiamethoxam) continued to develop and ACTARA® grew particularly strongly on cotton and soybean in the United States and Brazil and on rice in Japan. The seed treatment CRUISER® showed rapid growth in Brazil, the United States and Canada.

Seeds

Sales in both field crops and vegetables and flowers progressed well throughout the year, with corn in Latin America and vegetables in Europe the main drivers.

Syngenta Operating Segments

Syngenta is organized on a worldwide basis into three operating segments, Crop Protection, Seeds and Plant Science. The following tables set out sales and operating income by segment for each of the periods indicated:

	Year ended December 31,
(US$ million)	2003	2002	2001

Sales
Crop Protection	5,507	5,260	5,385
Seeds	1,071	937	938

Total	6,578	6,197	6,323

Operating Income
Crop Protection	588	397	473
Seeds	100	20	62
Plant Science	(142)	(173)	(167)
Unallocated (merger costs)	-	-	(3)

Total	546	244	365

Operating income in 2003 includes US$163 million of restructuring and impairment costs, net of divestment gains substantially related to the restructuring of the combined businesses following the formation of Syngenta in November 2000. In 2002, the equivalent cost was US$396 million and in 2001 US$277 million. Delivery of the planned synergies is now largely complete with US$197 million additional annual savings in 2003 and cumulative annual savings including 2001 and 2002 of US$559 million. Further details are provided in Notes 6 and 22 of the consolidated financial statements.

Excluding restructuring and impairment costs, operating income increased 11% to US$709 million (2002: US$640 million, 2001: US$642 million). Although sales were increased by 7% due to currency movements, the weighting of costs in Swiss francs, British pounds sterling and the euro, together with Syngenta’s hedging program, meant that the weakness in the U.S. dollar in 2003 had only a minor impact on operating profit in 2003. Improved margins from range modernization and delivery of the synergy cost savings in Crop Protection, together with growth in Seeds, more than offset the lower sales volumes in Crop Protection and the higher pension costs referred to below.

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs).

2003 Compared to 2002

Sales Commentary

Total Syngenta consolidated sales for 2003 were US$6,578 million, compared to US$6,197 million in 2002, growth of 6% in U.S. dollars and a reduction of 1% at constant exchange rates. The analysis by business is as follows:

	Full Year		Growth

(US$ million, except growth %)	2003	2002	Actual %	CER %

Crop Protection	5,507	5,260	+ 5	- 2
Seeds	1,071	937	+14	+ 5

Total	6,578	6,197	+ 6	- 1

Crop Protection Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta’s reporting currency. At actual exchange rates, sales generally were stronger due to the weakness of the U.S. dollar.

Commentary on Product Performance

	Full Year		Growth

Product line	2003 US$ million	2002 US$ million	Actual %	CER %

Selective herbicides	1,717	1,606	+ 7	+ 1
Non-selective herbicides	616	650	- 5	- 10
Fungicides	1,438	1,398	+ 3	- 6
Insecticides	960	855	+12	+ 7
Professional products	642	585	+ 9	+ 4
Others	134	166	- 19	- 29

Total	5,507	5,260	+ 5	- 2

Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients and water. Selective herbicides are crop-specific and capable of controlling weeds without harming the crop. Non-selective herbicides reduce or halt the growth of all vegetation with which they come into contact.

Fungicides are products that prevent and cure fungal plant diseases that can drastically affect crop yield and quality.

Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.

Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture such as seed treatment, public health, and turf and ornamentals.

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE® MAX, TOPIK®
Selective herbicides were up with sales of the CALLISTO® range in corn more than doubling to US$218 million, augmented by the successful US launch of a new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL® /BICEP® MAGNUM were strong in the second half, notably in the United States and went some way towards offsetting the lower first half. In cereals, sales of the grass herbicide TOPIK® increased in NAFTA and Asia Pacific where wheat markets were buoyant.

FUSILADE® sales for soybeans in Brazil advanced and new formulations were successfully rolled out in central and eastern Europe. Range rationalization reduced sales by 1%.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales of GRAMOXONE® were impacted by a de-stocking program in China, which more than offset growth in Brazil and Australasia. TOUCHDOWN® IQ® sales were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it was used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the United States outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in western Europe. Range rationalization reduced sales by 2%.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Sales of insecticides showed robust growth despite a marked impact from range rationalization, which reduced sales by 3%. ACTARA® continued its strong growth, particularly on cotton and soybean in the United States and Brazil and on rice in Japan and achieved sales of US$127 million. Sales of FORCE® were buoyant associated with an increase in corn rootworm pressure in the United States. Growth in KARATE® was broad based. PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia, where the cotton market recovered after a drought in 2002. VERTIMEC® benefited from high pest pressure and gained market share, notably in the United States and Italy.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Professional products grew strongly despite being reduced by 3% due to range rationalization. Seed treatments continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50%. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the United States. First US sales of IMPASSE™, the innovative termite barrier, were made.

Commentary on Regional Performance

	Full Year		Growth

Regional	2003 US$ million	2002 US$ million	Actual %	CER %

Europe, Africa and Middle East	2,053	1,919	+ 7	- 8
NAFTA	1,853	1,864	- 1	- 1
Latin America	750	596	+ 26	+ 26
Asia Pacific	851	881	- 3	- 10

Total	5,507	5,260	+ 5	- 2

Sales in Europe, Africa and the Middle East were particularly affected by range rationalization which reduced sales by 3%. In addition, extremely dry weather conditions in western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by prudent channel inventory management in France. The strength of the euro boosted reported sales at actual exchange rates.

In NAFTA, sales were down slightly in the United States owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with growth in the CALLISTO® range. Other product lines also performed well, notably seed treatment and insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada and Mexico.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on buoyant conditions and its broad product offer and marketing strength, together with selling in line with consumption after reducing channel inventories in 2002. Higher commodity prices, more competitive currencies and strong exports increased grower confidence and lead to expanded corn and soybean acreage.

In Asia Pacific, sales were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization, which reduced sales by 4%. Japan was heavily affected by range rationalization; excluding this, sales showed growth in a declining Japanese market. In Australia sales improved following an easing of drought conditions. The strength of the Australian dollar and Japanese yen increased reported sales.

Seeds Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta’s reporting currency. At actual exchange rates, sales generally were stronger due to the weakness of the U.S. dollar.

Commentary on Product Performance

	Full Year		Growth

Product line	2003 US$ million	2002 US$ million	Actual %	CER %

Field Crops	570	503	+ 13	+ 4
Vegetables and Flowers	501	434	+ 16	+ 5

Total	1,071	937	+ 14	+ 5

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
NK® corn sales performed strongly, driven by Latin America, but were lower in the fourth quarter due to delaying sales to the channel in the United States and Canada to align more closely with grower consumption. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of genetically modified products accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Vegetables grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the United States, New Produce Network™ sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe, reflecting strength in the fast-growing young plant segment and improved customer relationship management.

Commentary on Regional Performance

	Full Year		Growth

Regional	2003 US$ million	2002 US$ million	Actual %	CER %

Europe, Africa and Middle East	538	427	+26	+6
NAFTA	394	396	- 1	- 1
Latin America	79	65	+22	+22
Asia Pacific	60	49	+22	+14

Total	1,071	937	+14	+5

Sales in Europe, Africa and the Middle East grew strongly in oilseeds, vegetables and flowers. The main impetus came from eastern Europe, in particular sunflower and oilseed rape. Varieties of high value fresh vegetables continued their steady expansion in both Mediterranean and northern European markets. Reported sales were significantly increased by the weakness of the U.S. dollar relative to the euro.

NAFTA sales decreased slightly owing to the closer alignment of corn sales to the planting season. Soybean sales showed strong growth in the United States.

Sales in Latin America benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In Asia Pacific, growth in sales of corn in India and the Philippines contributed to an improved performance.

Operating Income

Operating income increased by 124% to US$546 million, reflecting the reduced restructuring and impairment costs in 2003. Excluding restructuring and impairment costs, operating income increased 11% (12% CER) to US$709 million.

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2003	2002	2003	2002	2003	2002	% Growth Actual	% Growth CER

Sales	5,507	5,260	-	-	5,507	5,260	+ 5	- 2
Cost of goods sold	(2,783)	(2,681)	-	-	(2,783)	(2,681)	- 4	+ 5

Gross profit	2,724	2,579	-	-	2,724	2,579	+ 6	+ 1

as a percentage of sales	49%	49%			49%	49%

Marketing and distribution	(927)	(909)	-	-	(927)	(909)	- 2	+ 5
Research and development	(454)	(425)	-	-	(454)	(425)	- 7	+ 3
General and administrative	(563)	(500)	-	-	(563)	(500)	- 13	- 4
Restructuring and impair-
ment	(192)	(348)	(192)	(348)	-	-

Operating income	588	397	(192)	(348)	780	745	+ 5	+ 7

as a percentage of sales	11%	8%			14%	14%

With stable sales prices, improving mix from range modernization and further delivery of synergies in the supply chain, gross profit margins were 1% higher than last year at constant exchange rates and maintained at last year’s level after the effects of the weaker U.S. dollar.

The weakness of the U.S. dollar increased reported costs at actual exchange rates. At constant exchange rates, marketing and distribution costs were 5% lower than 2002, largely from completion of the merger synergies. Research and development costs were 3% lower, benefiting from the delivery of the synergy programs across the R&D sites. Lower profits on tangible asset disposals in 2003, and a final royalty receipt from Pfizer Inc. of US$20 million being included in 2002, led to a 4% increase in general and administrative expenses in 2003.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$39 million (2002: US$43 million), the net effect of the weakening U.S. dollar was to reduce operating income excluding restructuring and impairment by 2%.

Restructuring and impairment is defined in Note 6 to the consolidated financial statements. In 2003 and 2002 these costs are largely associated with the continued implementation of the merger synergy programs. Restructuring and impairment is discussed in more detail later in this section.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2003	2002	2003	2002	2003	2002	% Growth Actual	% Growth CER

Sales	1,071	937	-	-	1,071	937	+ 14	+ 5
Cost of goods sold	(510)	(451)	-	-	(510)	(451)	- 13	- 6

Gross profit	561	486	-	-	561	486	+ 15	+ 4

as a percentage of sales	52%	52%			52%	52%

Marketing and distribution	(275)	(237)	-	-	(275)	(237)	- 16	- 7
Research and development	(127)	(119)	-	-	(127)	(119)	- 7	+ 5
General and administrative	(59)	(62)	-	-	(59)	(62)	+ 5	+ 13
Restructuring and impairment	-	(48)	-	(48)	-	-

Operating income	100	20	-	(48)	100	68	+ 47	+ 24

as a percentage of sales	9%	2%			9%	7%

Sales were 5% higher at constant exchange rates and gross margins were maintained. The higher sales were achieved with some additional investment in marketing costs, but this was partly offset by lower general and administrative expenses following the consolidation of non-customer facing back-office activities across the different Seeds crops in NAFTA implemented last year.

Weakness in the U.S. dollar contributed an additional US$20 million to Seeds operating income in 2003 relative to 2002.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2003	2002	2003	2002	2003	2002	% Growth Actual	% Growth CER

Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-

Gross profit	-	-

as a percentage of sales	-	-			-	-	-

Marketing and distribution	(2)	-	-	-	(2)	-		-
Research and development	(146)	(153)	-	-	(146)	(153)	+ 5	+ 8
General and administrative	(23)	(20)	-	-	(23)	(20)	- 15	- 20
Restructuring and impairment	29	-	29	-	-	-

Operating income/(loss)	(142)	(173)	29	-	(171)	(173)	+ 1	+ 5

as a percentage of sales	-	-			-	-

Research and development spending was lower than 2002, benefiting from the focusing of research spend on core sites and closure of the Torrey Mesa Research Institute announced last year, offset by higher development spend as projects move closer to the market. QUANTUM™ microbial phytase received its first registration in Mexico at the end of 2003 and is on track to achieve US registration in 2004. This will represent the first revenues for the Plant Science division formed in 2001 to spearhead Syngenta’s biotechnology research. Accordingly 2003 included first marketing spend to establish capabilities prior to launch.

The restructuring and impairment net gain represents the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation (“Diversa”), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute.

Defined Benefit Pensions

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs). Despite a decrease in the active membership of pension plans as a result of restructuring, the costs excluding restructuring have increased due to the impact of stock market falls in 2001 and 2002 and a reduction in the long term expectations of future investment yields. During 2003, actual investment returns exceeded the long term assumed rate of return. However, real discount rates further reduced, increasing the valuation of pension liabilities. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit pension obligation) improved by around 4% at the end of 2003 compared to 2002. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements. Excluding restructuring costs, defined benefit pension expense in 2004 is expected to be broadly similar to that in 2003.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2003		2002

For the year to 31 December	US$ million	US$ million	US$ million	US$ million

Merger integration costs		(21)		(28)
Restructuring costs
Write-off or impairment
- property, plant and equipment	(44)		(102)
- intangible assets			(32)
Non-cash pension restructuring charges	9		(14)
Cash costs	(163)		(220)

Total		(198)		(368)
Gains from product disposals		17
Gain on sale of technology and intellectual property license		39

Total restructuring and impairment charge		(163)		(396)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Gains on minor product divestments associated with range rationalization have been reported within this category.

In 2003 Syngenta signed a research agreement with Diversa, under which Diversa acquired an exclusive, royalty-free, perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta’s facility in La Jolla, California. The gain on sale and costs relating to the closure are included in restructuring and impairment charges.

Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of around a net US$1 billion. By the end of 2003, cumulative annual cost savings of US$559 million have been delivered at a net cash cost of around US$821 million. Additional annual savings in 2003 totaled US$197 million, with US$94 million from costs of goods, US$55 million from selling, general and administrative expenses and US$48 million from research and development. Since the merger, the total number of employees has been reduced by some 3,600. Completion of the program is expected ahead of schedule in 2004.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

Financial Expense, Net

Financial expense, net was 29% lower than 2002 at US$134 million (2002: US$188 million). Cash flow generation was again strong and a net US$569 million was applied to reduce debt. Lower U.S. dollar interest rates, further centralization of debt and optimized financing arrangements in Latin America also enabled a reduction in the effective interest rate.

Taxes

The tax rate on profits excluding restructuring and impairment was 36%(1) in 2003 (2002: 39%(1)) as benefits of projects to improve the tax efficiency of Syngenta’s operations were realized. The estimated credit on restructuring and impairment was 42%(1) (2002: 26%(1)) partly because the net charge included disposal gains on which lower tax rates are applied, and partly due to the inclusion in 2002 of intangible asset impairments against which tax relief is not always available.

The overall effective tax rate was 34%, substantially lower than the 141% in 2002. As well as the lower rates described above, the total rate benefited from a significantly lower weighting of restructuring and impairment costs in 2003.

Net Income and Other Supplementary Income Data

Net income in 2003 was US$268 million, compared to a net loss of US$27 million in 2002, with lower restructuring and impairment costs and higher net income before restructuring and impairment.

Net income excluding restructuring and impairment was US$98 million higher than 2002 at US$363(1) million (2002: US$265(1) million). Operating income excluding restructuring and impairment was US$69(1) million higher and financial expense, net was US$54 million lower, so income before taxes and minority interests was 29% above last year and, combined with the lower effective tax rate, net income increased by 37% before inclusion of restructuring and impairment.

Restructuring and impairment costs after tax(1), including gains on the minor business disposals and on the sale of intellectual property to Diversa, were US$197 million lower than last year.

(1)	This measure is defined/reconciled to GAAP measures in Appendix A of this section.

2002 Compared to 2001

Sales Commentary

Total Syngenta consolidated sales for 2002 were US$6,197 million, compared to US$6,323 million for 2001. The following table analyzes the decrease in sales of 2%, 3% at constant exchange rates (CER):

	Full Year		Growth

(US$ million)	2002	2001	Actual %	CER %

Crop Protection	5,260	5,385	- 2	- 3
Seeds	937	938	-	-

Total	6,197	6,323	- 2	- 3

Crop Protection Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta’s reporting currency. At actual exchange rates, the drop in reported sales generally was reduced due to the weakness of the U.S. dollar.

Commentary on Product Performance

	Full Year		Growth(1)

Product line	2002 US$ million	2001 US$ million	Actual %	CER %

Selective herbicides	1,606	1,722	- 6	- 7
Non-selective herbicides	650	687	- 2	- 3
Fungicides	1,398	1,392	-	- 1
Insecticides	855	944	- 7	- 7
Professional products	585	522	+ 6	+ 5
Others	166	118	+ 19	+ 13

Total	5,260	5,385	- 2	- 3

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK® Total sales declined for three main reasons: price pressure, largely in the United States, accounted for US$47 million; range rationalization of US$32 million; and volume reductions in Brazil due to de-stocking. In corn herbicides, sales of CALLISTO® reached US$103 million following a strong first full-season of marketing; this more than offset the decline in DUAL® MAGNUM / BICEP® MAGNUM due to the competitive US market. In soybeans, sales of FLEX® and FUSILADE® were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK® declined in France, and in Canada and Australia due to drought.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Continued strong growth of TOUCHDOWN® IQ™ in the United States was offset by lower sales in Brazil. New marketing programs for GRAMOXONE® in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE® after the United States.

Fungicides: major brands ACANTO™, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO™, resulted in sales of US$40 million. This more than offset reduced sales of AMISTAR®, the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the United States, Japan and Brazil. Sales growth of SCORE®, in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL GOLD®, BRAVO® and TILT®. Underlying sales growth in fungicides was impacted by the phase-out of older products (US$28 million).

(1)	Product line variances take into account minor reclassifications made in 2002.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
ACTARA® achieved sales of US$87 million, with broad-based growth and a particularly strong performance in the United States. Sales of KARATE® benefited from strong growth in KARATE® with ZEON® technology in Germany. Reduced cotton plantings in Australia and the United States combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs (US$35 million).

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Seed Treatment sales sustained very strong growth with sales of CRUISER® more than doubling to US$54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM® continued in the United States and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs (US$29 million). Public Health sales were down due to reduced tenders for ICON®.

Commentary on Regional Performance

	Full Year		Growth

Regional	2002 US$ million	2001 US$ million	Actual %	CER %

Europe, Africa and Middle East	1,919	1,870	+ 3	-
NAFTA	1,864	1,887	- 1	- 1
Latin America	596	677	- 12	- 12
Asia Pacific	881	951	- 7	- 7

Total	5,260	5,385	- 2	- 3

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

Seeds Sales

In presenting information about sales trends below, we provide information about sales at constant exchange rates so that one can better determine how products and regions have performed before converting such results in Syngenta’s reporting currency. The overall impact of exchange rate movements on reported sales was broadly neutral.

Commentary on Product Performance

	Full Year		Growth

Product line	2002 US$ million	2001 US$ million	Actual %	CER %

Field Crops	503	530	- 5	- 4
Vegetables and Flowers	434	408	+ 6	+ 5

Total	937	938	-	-

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
Sales of NK® corn declined as growth in Europe was more than offset by increased penetration of herbicide-tolerant corn in the United States and significantly lower sales in real in Brazil. Oilseeds sales increased slightly with a strong performance in sunflowers in Eastern Europe and growth in Latin America more than offsetting reduced soybean sales in the

United States. With new germplasm, HILLESHÖG® sugar beet performed well in a declining European market. Sales of genetically modified product were stable and accounted for 17% of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
S&G® vegetables sales continued to grow with particularly strong results from peppers, tomatoes and melons in Europe though partly offset by some decline in South Korea.

Sales of S&G® flowers increased in both Europe and the United States, primarily in Europe where the full commercialization of the proprietary X-tray™ System for young plants provided strong growth.

Commentary on Regional Performance

	Full Year		Growth

Regional	2002 US$ million	2001 US$ million	Actual %	CER %

Europe, Africa and Middle East	427	393	+ 8	+ 8
NAFTA	396	404	- 2	- 2
Latin America	65	88	- 26	- 26
Asia Pacific	49	53	- 8	- 8

Total	937	938	-	-

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

Growth in Asia Pacific field crop sales, particularly in India, was more than offset by a decline in vegetables sales in South Korea and Japan.

Operating Income

Operating income fell by 33% to US$244 million, reflecting the increased restructuring and impairment costs in 2002. Excluding restructuring and impairment costs, operating income was flat compared to 2001 at US$640 million (5% increase CER).

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% Growth Actual	% Growth CER

Sales	5,260	5,385	-	-	5,260	5,385	- 2	- 3
Cost of goods sold	(2,681)	(2,740)	-	-	(2,681)	(2,740)	+ 2	+ 6

Gross profit	2,579	2,645	-	-	2,579	2,645	- 2	- 2

as a percentage of sales	49%	49%			49%	49%

Marketing and distribution	(909)	(948)	-	-	(909)	(948)	+ 4	+ 6
Research and development	(425)	(458)	-	-	(425)	(458)	+ 7	+ 10
General and administrative	(500)	(501)	-	-	(500)	(501)	-	- 6
Restructuring and impairment	(348)	(265)	(348)	(265)	-	-

Operating income	397	473	(348)	(265)	745	738	+ 1	+ 4

as a percentage of sales	8%	9%			14%	14%

As a percentage of sales, gross profit remained stable in 2002 despite the adverse effects from the strengthening of the Swiss franc and British pound sterling against the US dollar and lower U.S. dollar equivalent prices in Brazil. At constant exchange rates gross profit would have been 0.6% higher than 2001, largely from synergy cost savings. Operating income reduced by US$76 million due to higher restructuring and impairment costs, but before restructuring and impairment increased by 1% in 2002 to US$745 million as cost savings more than offset the impact of lower sales, and at constant exchange rates was 4% higher.

The restructuring and impairment costs in 2002 are associated with the continued implementation of the synergy programs, and in 2001 represent merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. In 2001, mandated product divestment gains were US$75 million. The restructuring programs and related costs are discussed in more detail later in this section.

Compared to 2001, marketing and distribution costs reduced by 6% at constant exchange rates, and research and development costs reduced by 10%, both primarily due to the savings associated with synergy programs. General and administrative costs increased by 6% at constant exchange rates, largely due to the cost of projects initiated in 2002 to enhance business processes and systems; this was offset by the inclusion of exchange hedging gains of US$43 million, which are excluded from the CER variance.

Crop Protection operating income for 2002 benefited from US$23 million of gains (2001: loss US$9 million) on disposals of fixed assets. Also, a final royalty payment of US$20 million under a license agreement with Pfizer Inc., which has now expired, was received during 2002, and is shown in General and administrative expenses. Income from this license in 2001 was US$25 million.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% Growth Actual	% Growth CER

Sales	937	938	-	-	937	938	-	-
Cost of goods sold	(451)	(459)	-	-	(451)	(459)	+ 2	+ 2

Gross profit	486	479	-	-	486	479	+ 1	+ 2

as a percentage of sales	52%	51%	-	-	52%	51%

Marketing and distribution	(237)	(230)	-	-	(237)	(230)	- 3	- 1
Research and development	(119)	(112)	-	-	(119)	(112)	- 6	- 4
General and administrative	(62)	(66)	-	-	(62)	(66)	+ 6	+ 8
Restructuring and impairment	(48)	(9)	(48)	(9)	-	-

Operating income	20	62	(48)	(9)	68	71	- 4	+ 10

as a percentage of sales	2%	7%			7%	8%

Gross profit as a percentage of sales increased by almost 1% over 2001 due to strong growth in the high-margin Vegetables and Flowers businesses in Europe and continued cost containment initiatives in supply chain management. Excluding restructuring and impairment and the effects of exchange rates, costs below gross profit were flat overall and the gross profit improvement generated 10% higher operating income before restructuring and impairment. Including restructuring and impairment operating income was US$42 million lower than 2001.

Marketing and distribution expenses increased by 1% to US$237 million.

Research and development expenses increased 4% for the year, partly with increasing costs to register genetically modified products and as the business took over full control of the Orynova operation in Japan. The Orynova operations will be restructured in 2003.

General and administrative expenses decreased in all regions, with the consolidation of non-customer facing back-office activities across the different Seeds crops contributing to the 8% reduction.

Restructuring and impairment in 2002 are cash restructuring costs related to Orynova and the South Korean business and the impairment of tangible and intangible assets, relating to South Korea and other smaller Seeds acquisitions. Cash restructuring costs in the above total US$6 million.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2002	2001	2002	2001	2002	2001	% Growth Actual	% Growth CER

Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-

Gross profit	-	-	-	-	-	-	-	-

as a percentage of sales	-	-			-	-		-

Marketing and distribution	-	-	-	-	-	-	-	-
Research and development	(153)	(153)	-	-	(153)	(153)	-	+ 3
General and administrative	(20)	(14)	-	-	(20)	(14)	- 43	- 30
Restructuring and impairment	-	-	-	-	-	-

Operating income	(173)	(167)	-	-	(173)	(167)	- 4	-

as a percentage of sales	-	-			-	-

Operating losses showed little change compared to 2001 as the synergy benefit in lower research costs was offset by higher spend in readying the business for commercialization.

Restructuring and Impairment

Following the formation of Syngenta on November 13, 2000, Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in one-time cash charges of some US$1,000 million, and annual cost savings of around US$625 million by the end of 2004. By the end of 2002, annual cost savings totaled US$362 million and cash costs totaled US$725 million.

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

In addition to the above programmes, Syngenta has initiated plans to restructure certain parts of the Seeds business, acquired before the formation of Syngenta, where performance has not been in line with expectations. In particular, restructuring plans are in place for the South Korean Seeds business and the European cereals business. The cost of the rationalization, including impairment of tangible and intangible fixed assets acquired of US$40 million, totals US$48 million.

Total restructuring charges in 2002 comprised US$248 million of integration, synergy and restructuring costs, US$134 million of fixed asset impairments, and US$14 million of non-cash accounting write-offs incurred in relation to defined benefit pension plans as a direct result of restructuring initiatives. The net charge was US$396 million.

Financial Expense, Net

Financial expense, net was 24% lower than 2001. Strongly positive operating cash flows reduced debt and group financing arrangements were enhanced by centralization of debt and reduction of cash balances leading to improved management of interest rates, increased control over credit and relationships as well as an increase in the sourcing of cost effective financing.

Taxes

The tax rate on ongoing operations was 39%(1) in 2002 (2001: 42%(1)). The estimated credit on restructuring and impairment was 26%(1) as tax relief is not available for all restructuring costs, in particular the impairment of goodwill. The total effective tax rate was 141%, higher than the 68% recorded in 2001 mainly due to the higher level of restructuring charges in 2002.

During 2002, Syngenta reviewed the realizability of the net deferred tax asset related to its Brazilian Crop Protection operations to take into account the effect of the depreciation in value of the Brazilian real. As a result, the valuation allowance against this deferred tax asset was increased by US$27 million. The effect of this charge on Syngenta’s effective tax rate on ongoing operations for 2002 was offset by the tax benefits associated with projects to improve the efficiency for tax purposes of the way Syngenta conducts its operations.

Net Income and Other Supplementary Income Data

The acceleration in restructuring charges, particularly as the integration of production and research activities gathered pace, meant that a net loss of US$27 million was recorded after restructuring and impairment, compared to a net profit of US$34 million in 2001. Excluding restructuring and impairment of US$396 million as defined in Note 2 to the Financial Highlights, net income was 19% higher than the comparable figure before restructuring and impairment for 2001. This increase is primarily due to much reduced financing costs and the lower tax rate. Operating income before restructuring and impairment was stable compared to 2001, but 5% higher at constant exchange rates.

Other Information

Foreign Operations and Foreign Currency Transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

The Argentine peso is the functional currency of Syngenta’s subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in U.S. dollars into Argentine pesos. This affected Syngenta’s currency exposure profile. In response to this, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

The Brazilian real is the functional currency of Syngenta’s subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the U.S. dollar whereas during 2003, it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any further devaluation remains uncertain. Syngenta is not able to estimate the effect of any further devaluation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources

Syngenta’s principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds, commercial paper and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2003, 2002 and 2001 of US$206 million, US$232 million and US$288 million respectively. At December 31, 2003, 2002 and 2001, Syngenta had current financial debts of US$749 million, US$1,207 million and US$1,420 million respectively, and non-current financial debts of US$1,017 million, US$925 million and US$1,116 million, respectively.

(1)	This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Capital Markets and Credit Facilities

Funds for Syngenta’s working capital needs were available during the year from a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the “Credit Facility”) that matures in 2005. As of December 31, 2003 Syngenta had no borrowings under the Credit Facility. On June 20, 2003 Syngenta signed a US$2 billion Euro Medium Term Note (EMTN) program to enhance flexibility in managing the group’s debt structure. There were no issues of Notes from the program in 2003. The company’s policy is to maintain flexibility in its funding by accessing the capital markets and by maintaining a committed bank facility, local bank facilities and commercial paper program. The cost of borrowing from these facilities is related to the cost of borrowing on the London and European inter-bank markets, and Syngenta’s credit rating.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities. The Floating Rate Notes matured in July 2003. On December 15, 2000, Syngenta entered into a US$2,500 million Global Commercial Paper program. As at December 31, 2003, Syngenta has a total of US$518 million of Commercial Paper in issue comprising both Euro Commercial Paper and US$ Commercial Paper.

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

Commitments for capital expenditure at December 31, 2003 are US$30 million.

Financial Results

The following table sets out certain information about the cash flow for each of the periods indicated:

	Year ended December 31,
(US$ million)	2003	2002	2001

Cash flow from operating activities	799	802	548
Cash flow from/(used for) investing activities	(237)	(260)	(122)
Cash flow from/(used for) financing activities	(634)	(607)	(868)

Cash Flow from Operating Activities

2003 Compared to 2002

With higher operating income and lower net financial expense and tax payments in 2003, and without the additional voluntary pension contributions made in 2002, 2003 cash flow from operating activities was at similar levels to that of 2002, despite a slowing in working capital reduction from the rapid rate achieved in 2002.

In order to improve the tax efficiency of expense related to US post retirement healthcare plans, Syngenta funded US$50 million in 2003 into a legally separate medical Trust for the benefit of its employees. The healthcare plans had previously been unfunded. Any contributions made in future years are expected to be significantly smaller in amount. There are no statutory funding requirements and all contributions to the Trust are discretionary.

2002 Compared to 2001

In 2002, cash flow from operating activities totalled US$802 million, an increase of US$254 million compared to 2001. This increase reflects improved working capital ratios and is after US$135 million of voluntary additional pension contributions, which were made to improve the funded status of defined benefit pension funds which have been adversely affected by falling equity prices.

Cash Flow from/(used for) Investing Activities

2003 Compared to 2002

Cash flow used for investing activities decreased from US$260 million in 2002 to US$237 million in 2003. The cash outflow is derived from US$221 million of capital expenditures and investments of US$87 million, net of proceeds from disposals of US$71 million.

Syngenta continues to make investments in the form of new and improved property, plant and equipment. Capital expenditures for the years ended December 31, 2003, 2002 and 2001 were US$221 million, US$165 million and US$253 million respectively. Due to the site and asset rationalization program following the merger, capital expenditures have been less than depreciation through the period.

Other significant 2003 investment expenditures include US$29 million for the partial buyout of the minority interest in India and US$32 million paid in advance on a purchasing contract for a key intermediate in the manufacture of ACANTO®.

Cash proceeds from asset disposals totaled US$71 million in 2003. Proceeds from business divestments of US$14 million derived mainly from the sale of the herbicide EPTC. The remaining proceeds are attributable to sales of tangible fixed assets of US$36 million, which includes US$13 million from the sale of the Fernhurst site in the UK, and sales of intangible and financial fixed assets of US$21 million.

2002 Compared to 2001

In 2002, cash flow used for investing activities increased by US$138 million from 2001, totalling US$260 million. The cash outflow is derived from US$165 million of capital expenditures and investments of US$166 million, net of proceeds from disposals of US$71 million.

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

Cash Flow from/(used for) Financing Activities

2003 Compared to 2002

In 2003, cash flow used for financing activities increased to US$634 million from US$607 million in 2002. Dividends paid in 2003 of US$69 million increased from US$54 million in 2002. The net change in cash and cash equivalents was an outflow of US$26 million compared to US$56 million in 2002. Cash flow from operating activities was primarily used to repay financial debt.

2002 compared to 2001

In 2002, cash flow used for financing activities included dividends paid of US$54 million and decreased by US$261 million to US$607 million. The net change in cash and cash equivalents was an outflow of US$56 million compared to US$468 million in 2001. Cash flow from operating activities was primarily used to repay financial debt.

Research and Development

Syngenta has major research centers in Basel, Switzerland; Jealott’s Hill, England; and Triangle Park, North Carolina, United States.

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

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites. Following the completion of the research agreement with Diversa Corporation announced in December 2002, Syngenta closed the Torrey Mesa Research Institute in La Jolla, California. Each site now has a unique role and defined scientific expertise and resource. Implementation of this simplified structure gives an increased focus on research output.

Activities are now focused in key sites in Switzerland, the United Kingdom and the United States:

  Basel and Stein (Switzerland): Crop protection research

  Jealott’s Hill and Central Toxicology Laboratory (UK): Discovery and bio-performance research; regulatory studies and toxicology

  Syngenta Biotechnology, Inc. (United States): Crop genetics research and genomics

The total spent on research and development was US$727 million in 2003, US$697 million in 2002 and US$723 million in 2001. At constant exchange rates expenditure on research and development was US$29 million lower in 2003 than 2002. Syngenta’s investment in genomics underpins all of the product outputs and the increasing emphasis on integrated crop solutions is leading to converging research goals and programmes across seeds, chemicals and traits. Attribution of research and development costs for 2003 was US$454 million for Crop Protection, US$127 million for Seeds and US$146 million for Plant Science, including crop traits introduced through biotechnology.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2003, Syngenta had the following contractual obligations to make future payments in the following periods:

			Payments due by period
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Financial debt	20	1,766	749	1,014	2	1
Interest on financial debt		138	55	83	-	-
Operating lease payments	29	61	14	17	9	21
Unconditional purchase obligations	29	474	131	167	120	56
Long-term research agreements	29	129	40	62	26	1
Other long-term commitments	29	25	17	4	4	-

		2,593	1,006	1,347	161	79

A significant portion of financial debt bears interest at a variable rate. The amount of this financial debt was US$754 million at December 31, 2003. The interest payments on this debt have not been included in the above table as they are variable rate and are therefore not capable of being described accurately as commitments.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it were to terminate the agreements before their expiry dates.

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. This schedule is being revised in 2004 to take account of the statutory actuarial valuation which was carried out in 2003. The expected contributions payable by Syngenta in 2004 to meet its commitments under the above arrangements are included in the amount of US$170 million given in the additional U.S. GAAP disclosures for employee benefit plans in Note 33 to the consolidated financial statements. Because both commitments are expressed partly or wholly as fixed percentages of pensionable pay, and not, or not completely, as fixed amounts, they have not been included in the above table.

Off-Balance Sheet Arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2003, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 31 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)

Syngenta had no significant VIEs as at December 31, 2003, other than as disclosed in Note 33 to the financial statements.

U.S. GAAP

Syngenta’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from U.S. GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2003, net income was US$268 million in accordance with IFRS, and US$262 million in accordance with U.S. GAAP. The major reconciling items were:

  U.S. GAAP net income was US$43 million higher compared to IFRS in respect of Zeneca agrochemicals purchase accounting, and US$17 million higher in respect of other acquisitions, because goodwill is amortized for IFRS, but not for U.S. GAAP, in accordance with SFAS. No. 142.

  U.S. GAAP net income was US$84 million lower compared to IFRS in respect of Ciba-Geigy purchase accounting. This mainly represents the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for U.S. GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting.

  U.S. GAAP net income was US$36 million higher compared to IFRS due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for U.S. GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. In 2003, the mix of countries holding the inventories changed, while the mix of countries recording profit remained comparable with 2002. This led to the reversal of the U.S. GAAP tax rate reconciling difference recorded in previous years’ reconciliations.

  U.S. GAAP net income was US$32 million higher compared to IFRS in respect of restructuring costs. SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized ratably over the employees’ remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. The costs of US$32 million will be recognized for U.S. GAAP in future periods, as the employees complete their remaining service.

  U.S. GAAP net income was US$41 million lower compared to IFRS in respect of taxes. This figure includes a US$54 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition. These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For U.S. GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

For the year ended December 31, 2003, Syngenta recorded a debit to shareholders’ equity of US$75 million (2002 : US$94 million: 2001 : nil) to record the additional minimum pension liability required by SFAS No. 87. SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The falls in equity prices in 2001 and 2002, combined with reductions in discount rates caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in a reported ABO basis deficit for Syngenta’s main pension plans in the United Kingdom and the United States.

For the year ended December 31, 2002, the net loss under IFRS was US$27 million, compared to a net loss of US$165 million under U.S. GAAP.

For the year ended December 31, 2002, goodwill continued to be amortized under IFRS, but for U.S. GAAP Syngenta adopted the impairment-only goodwill accounting method required by SFAS 142. Goodwill amortization of US$53 million charged under IFRS was therefore added back in calculating U.S. GAAP net income. U.S. GAAP net income was, however, reduced compared to IFRS net income by the amortization and impairment of intangible assets recognized for Crop Protection product rights on acquisition of Ciba-Geigy in December 1996. As mentioned above, this business combination was accounted for as a uniting of interests under IFRS. Therefore, no intangible assets were recognized for IFRS when the business combination occurred, and consequently no amortization or impairment was charged to IFRS net income in 2002 in respect of these assets. An impairment charge of US$83 million was recorded in respect of these product rights under U.S. GAAP as the result of rationalization of the Crop Protection product portfolio, which, following the creation of Syngenta, includes the former Zeneca product range.

The process and method of testing goodwill for impairment under IFRS and U.S. GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under U.S. GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income in 2002, in respect of goodwill allocated to Seeds operations, was added back in determining U.S. GAAP net income.

The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and U.S. GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non-current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders’ equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders’ equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta recorded an impairment of US$53 million in 2002 U.S. GAAP net income in relation to these assets. Syngenta judges whether a decline in value is temporary based on the length of time that market value has been below original cost, having regard to published SEC staff guidance and on the reasons for the decline in value.

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

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and U.S. GAAP treatments of the purchase accounting for Zeneca agrochemicals business was US$(288) million. The main items causing the difference include the accounting treatment of assembled workforce, in-process research and development, restructuring charges and the adjustment of fair values. The purchase price for Zeneca agrochemicals business was allocated at December 31, 2000 on a preliminary basis, and the allocation was finalized during 2001, as explained in detail in Note 33 of the consolidated financial statements. Under IAS 22, information arising in the post-acquisition allocation period which gives additional evidence as to the fair value of assets and liabilities at the acquisition date is required to be used for the purposes of adjusting fair values at the acquisition date. However, under U.S. GAAP, additional conditions must be fulfilled in order for such information to result in an adjustment to the purchase price allocation. If these conditions are not met, the changes must be recognized in the income statement.

The most significant of the purchase accounting differences arising in 2001 on the acquisition of Zeneca agrochemicals business was the adjustment to the carrying values of certain intangible assets and property, plant and equipment, which gave rise to an adjustment to fair values required under IAS 22, but to an impairment loss of US$(282) million for U.S. GAAP under SFAS 121.

For the year ended December 31, 2001, the net difference in pre-tax income arising between the IFRS and U.S. GAAP treatments of the purchase accounting for other acquisitions was US$(141) million. This difference mainly arises because the accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under U.S. GAAP. For IFRS purposes, the merger was accounted for as a uniting of interests, however, for U.S. GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling in interests and therefore is accounted for as a purchase. In 2001 Syngenta reviewed the recoverability of intangible assets related to marketed products assumed in the Ciba-Geigy business combination reported within the Crop Protection segment, as part of the product range rationalization process following the acquisition of Zeneca agrochemicals business. The most significant items within the US$(141) million include (i) the U.S. GAAP amortization of the fair values arising from the Ciba Geigy purchase accounting, (ii) an impairment loss of US$16 million, which was recognized in 2001 pursuant to SFAS 121 in U.S. GAAP net income in respect of a certain product, and (iii) a divestment gain recognized under IFRS that has been reduced under U.S. GAAP, by US$21 million, to adjust the U.S. GAAP carrying value previoulsy attributed to a divested product. The incremental difference in deferred tax expense of US$136 million under U.S. GAAP is primarily related to the income tax benefit arising on the purchase accounting adjustments mentioned above.

Critical Accounting Policies

Note 2 of the consolidated financial statements describes Syngenta’s accounting policies in detail. The application of many of these policies necessarily requires judgement to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered “critical”, in that significant management judgement is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

Adjustments for Doubtful Receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as “bad debts”. Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Environmental Provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean-up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and previous experience in remediation of contaminated sites.

When an obligation is first identified to clean-up one of Syngenta’s manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean-up required and the method used to clean-up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta’s most significant manufacturing assets are located in Switzerland, the United Kingdom, and the United States. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is calculated as the present value of estimated future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on our estimated weighted average cost of capital, together with any risk premium determined appropriate. Estimated future cash flows used in the impairment calculations represent management’s best view of likely future market conditions and current decisions on the use of each asset or asset group. Actual future cash flows may differ significantly from these estimates, due to the effect of changes in market conditions or to subsequent decisions on the use of assets. These differences may have a material impact on the asset values, impairment, depreciation and amortization expense reported in future periods.

(i) Intangible Assets: Product Rights

In determining the value in use of product rights it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions and the product’s life. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (perhaps as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

(ii) Tangible Assets: Property, Plant and Equipment

The value in use of Syngenta’s property plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life. For impairments of property, plant and equipment which is to be abandoned, the calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

Defined Benefit Pensions

The assumptions used to measure the expense and liabilities related to Syngenta’s defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgement with respect to the following matters, among others:

(i)	the probable long-term rate of increase in pensionable pay;
(ii)	the probable average future service lives of employees;
(iii)	the probable life expectancy of employees;
(iv)	the mix of investments in funded pension plans in the period;
(v)	the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor, over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. At December 31, 2003, unrecognized actuarial losses were US$517 million and estimated amortization expense for 2004 is US$14 million (2002: US$605 million and actual 2003 amortization expense was US$25 million).

The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta’s actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies is also considered. In 2002 and 2003 the proportion of equity securities in the mix of assets held by plans sponsored by Syngenta reduced significantly as a result of investment policy decisions. This has led to lower rates of return being assumed, because long-term rates of return on equities are generally higher than those on bonds and other investments held. Further details of employee benefits are provided in Note 26 to the consolidated financial statements.

Effect of New Accounting Pronouncements

IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new standards, unpublished at December 31, 2003, on share based compensation, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2003, or which have been issued but are not yet in force, is described in Note 34 to the consolidated financial statements.

Recent Developments

Note 35 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 10, 2004) that would require adjustment to or disclosure in the consolidated financial statements.

On February 11, 2004 Syngenta announced an operational efficiency program. This new program is expected to deliver annual cost savings of US$300 million by 2008. It will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost is expected to be around US$500 million over five years; the non-cash charge will be around US$350 million. Separately, on the same date, Syngenta announced that, as part of this program, two manufacturing sites, one in Switzerland and one in the United States, were to close in the period 2006-2007 and a further two sites were to be rationalized. Production from these sites will be relocated. Estimated costs related to these announcements are included in the totals above. In addition, it was subsequently announced that the rules of Syngenta’s Swiss pension plan will be amended with effect from April 1, 2004. Whilst the plan will continue to be accounted for as a defined benefit plan after the change, the changes will result in an increased sharing of the risks with the employee members against an estimated US$65 million one time transition charge which will be recognised as an expense in 2004. The change will reduce the pension expense related to early retirement in 2005 and future years and will reduce Syngenta’s exposure to pension fund investment returns. The transition charge will have no direct effect on Syngenta’s cash flow, and is included within the US$350 million estimated non-cash charge associated with the operational efficiency program.

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. At December 31, 2003, Syngenta held 10.9 million treasury shares. On February 10, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument is generally equivalent to a low exercise price call option over the same number of Syngenta shares and enables Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. This transaction provides Syngenta with more flexibility in managing its balance of treasury shares. Syngenta plans to purchase an equivalent number of shares after opening a second trading line which enables them to be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders in a tax-efficient manner.

Future Prospects

For 2004, early signs of stabilization in the Crop Protection market point to a more favorable environment. Final delivery of the merger synergies and further reductions in the tax rate are expected to enhance net income excluding restructuring and impairment, but recognition of provisions and asset impairments in 2004 associated with the operational efficiency program will reduce reported net income. The sale of 4.5 million treasury shares noted above will lead to a temporary dilution of basic and fully-diluted earnings per share for the period until the shares are repurchased.

Cash expenditure on the US$1 billion integration synergy program will continue in 2004, together with initial spend on the operational efficiency program. However, cash flow from operating activities is expected to remain strong. As a result, the Board is recommending a doubling of the dividend to CHF 1.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 27, 2004. In addition, the Board has approved a share repurchase program which, in conjunction with a progressive dividend policy, is projected to lead to more than US$800 million being returned to shareholders over the next three years.

Appendix A

RECONCILIATION OF NON-GAAP MEASURES TO EQUIVALENT GAAP MEASURES

For improved clarity, we are providing definitions of non-GAAP measures and, where necessary, reconciliations of non-GAAP measures to the appropriate GAAP measure.

Reconciliation of Net Income Excluding Restructuring and Impairment (Non-GAAP Measure) to Total Net Income (GAAP measure)

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment

2003
Operating income	546	(163)	709
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(134)	-	(134)

Income before taxes and minority interests	411	(163)	574
Income tax expense	(139)	68	(207)
Minority interests	(4)	-	(4)

Net income	268	(95)	363

Tax rate	34%	42%	36%

Number of shares (millions)	102		102

Basic earnings per share	2.64		3.57
Diluted earnings per share	2.63		3.56

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment

2002
Operating income	244	(396)	640
Income/(loss) from associates and joint ventures	(7)	-	(7)
Financial expense, net	(188)	-	(188)

Income before taxes and minority interests	49	(396)	445
Income tax expense	(70)	104	(174)
Minority interests	(6)	-	(6)

Net income	(27)	(292)	265

Tax rate	141%	26%	39%

Number of shares (millions)	102		102

Basic and diluted earnings/(loss) per share	(0.26)		2.61

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment

2001
Operating income	365	(277)	642
Income/(loss) from associates and joint ventures	(5)	-	(5)
Financial expense, net	(249)	-	(249)

Income before taxes and minority interests	111	(277)	388
Income tax expense	(76)	88	(164)
Minority interests	(1)	-	(1)

Net income	34	(189)	223

Tax rate	68%	32%	42%

Number of shares (millions)	101		101

Basic and diluted earnings per share	0.34		2.20

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment

2000
Operating income	1,000	456	544
Income/(loss) from associates and joint ventures	(1)		(1)
Financial expense, net	(85)		(85)

Income before taxes and minority interests	914	456	458
Income tax expense	(340)	(102)	(238)
Minority interests	(10)		(10)

Net income	564	354	210

Number of shares (millions)	74		74

Earnings per share	7.61		2.83

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment

1999
Operating income	449	(67)	516
Income/(loss) from associates and joint ventures	5	-	5
Financial expense, net	(129)	-	(129)

Income before taxes and minority interests	325	(67)	392
Income tax expense	(185)	12	(197)
Minority interests	(5)	-	(5)

Net income	135	(55)	190

Number of shares (millions)	69		69

Earnings per share	1.97		2.75

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 30 to the Consolidated Financial Statements for information on average exchange rates in 2003, 2002 and 2001. For example, if a British entity reporting in British pounds sold £1 million of products in 2003 and 2002, our financial statements would report US$1.639 million of revenues in 2003 (using 0.61 as the rate, which was the average exchange rate in 2003) and US$1.493 million in revenues in 2002 (using 0.67 as the rate, which was the average exchange rate in 2002). The CER presentation would translate the 2003 results using the 2002 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Basis of Preparation of 2000 and 1999 Information

For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agro-chemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date.

The consolidated income statements for the twelve months ended December 31, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 relate only to Novartis agribusiness.

The consolidated balance sheet shown in the consolidated financial statements as at December 31, 2003, 2002, 2001 and 2000 contains the assets and liabilities of Syngenta (representing both Novartis agribusiness and Zeneca agro-chemicals business); the 1999 comparative figures contain only the assets and liabilities of Novartis agribusiness.

The consolidated cash flow statements for the twelve months ended December 31, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agro-

chemicals business being included only following the formation of Syngenta on November 13, 2000. The comparatives for 1999 relate only to Novartis agribusiness.

Some costs which have been reflected in the consolidated financial statements for 2000 and 1999 are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

At November 13, 2000, 69 million ordinary shares of Syngenta were issued to Novartis shareholders. The issuance is considered a recapitalization of Syngenta’s predecessor, Novartis agribusiness. Therefore, these shares are considered outstanding for all periods prior to November 13, 2000. An additional 44 million ordinary shares of Syngenta were issued to AstraZeneca shareholders on November 13, 2000, in consideration of Zeneca agrochemicals business. Approximately 10% of total outstanding shares were repurchased by Syngenta as treasury shares, shortly following the Separation Date. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

Accordingly, the weighted average number of ordinary shares in issue was 74 million for 2000, after adjustment for the 44 million shares issued in conjunction with the Zeneca acquisition and the shares repurchased by Syngenta in November, 2000, as from the issuance and repurchase dates respectively. In 2003, 2002 and 2001, the weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27 to the consolidated financial statements).

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The members of the Board of Directors are as follows:

Name	Age	Position	Year First Elected	Current Term Expires

Heinz Imhof(1)(6)	61	Chairman of the Board	2000	2004
Sir David Barnes(2)(6)	68	Vice Chairman of the Board	2000	2004
Michael Pragnell(2)	57	Director and Chief Executive Officer	2000	2004
Peggy Bruzelius(3)	54	Director	2000	2006
Peter Doyle	65	Director	2000	2006
Rupert Gasser	65	Director	2002	2004
Pierre Landolt(4)	56	Director	2000	2006
Pedro Reiser(5)	68	Director	2002	2006
Martin Taylor(4)	51	Director	2000	2005
Peter Thompson	57	Director	2000	2005
Rolf Watter(4)	46	Director	2000	2005
Felix Weber(2)(6)	53	Director	2000	2005

As of March 15, 2004.

(1)	Chairman of the Chairman’s Committee

(2)	Member of the Chairman’s Committee

(3)	Chairman of the Audit Committee

(4)	Member of the Audit Committee

(5)	Chairman of the Compensation Committee

(6)	Member of the Compensation Committee

Heinz Imhof

Chairman of the Board of Directors of Syngenta and of the Chairman’s Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis’ Agribusiness division and a member of the Novartis Executive Committee (1999 – 2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996 – 1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993 – 1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Sir David Barnes

Vice Chairman of the Board of Directors and member of the Chairman’s Committee and the Compensation Committee. Sir David is currently a Board member and Trustee of the British Red Cross and of Ashridge Management College. From 1999 until 2003 Sir David was a non-executive Director of Prudential PLC. Previously he was non-executive Deputy Chairman of AstraZeneca (1999 – 2001), Chief Executive Officer of Zeneca Group PLC (1993 – 1999) and Executive Director of ICI (1986-1993). Sir David studied veterinary science at Liverpool University.

Michael Pragnell

Chief Executive Officer, Director and member of the Chairman’s Committee. Previously Michael Pragnell was Director of AstraZeneca (1999-2000) and of Zeneca Group PLC (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds PLC in a number of senior positions (1975-1995), including as Executive Director (1990-1995) and Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

Peggy Bruzelius

Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Director of AB Electrolux, Scania AB, Ratos AB, AB Drott, Axfood AB, Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991 – 1997), Executive Vice President of SEB-bank (1997 – 1998) and a member of the Swedish Board of Government Bank Support Authority (1991 – 1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle

Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Master of the Salter’s Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989 - 2003), non-executive Director of Oxagen (1999 – 2002), non-executive Director of Oxford Molecular PLC (1997 – 2000), Director of Zeneca Group PLC (1993 – 1999) and as a Director of ICI (1989 – 1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser

Director. Rupert Gasser is currently a non-executive Director of Lonza Group AG, a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997 – 2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991 – 1996), and Senior Vice President at Nestec SA (1990 – 1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in Chemistry.

Pierre Landolt

Director and member of the Audit Committee. Pierre Landolt is currently Director of Novartis AG and President of the Sandoz Family Foundation. He serves as Chairman or President of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA, Landolt Capital SA and as Vice Chairman of Parmigiani Fleurier SA. Pierre Landolt is also a Partner with unlimited liabilities of Landolt & Cie, Private Bankers. He graduated with a Bachelor of Laws from the University of Paris Assas.

Pedro Reiser

Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP). Previously he served as Chairman of ESBATech AG (2002-2004), as Director and Advisor (1999 – 2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995 – 1999), and as President and Chief Executive Officer of Holvis AG (1990 – 1995). Pedro Reiser studied Law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Martin Taylor

Director and member of the Audit Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999-2003) and a Director of Antigenics Inc. (1999-2003). Previously he was Chief Executive Officer of Barclays PLC (1993-1998) and of Courtaulds Textiles (1990-1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

Peter Thompson

Director. Peter Thompson is currently President and Chief Executive Officer of PepsiCo Beverages International. Previously he was President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995 – 1996), and of Walker Snack Foods in the UK (1994 – 1995). Prior to 1995 he was President and Chief Executive Officer of Grand Metropolitan Foods Europe (1992 – 1994). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter

Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board. He is a part-time professor at the University of Zurich and a non-executive Director of Zurich Financial Services (a subsidiary of Zurich Insurance AG), Forbo Holding AG (and its subsidiary Forbo Finanz AG), Feldschlösschen Getränke Holding AG, UBS Alternative Portfolio AG, A. W. Faber-Castell (Holding) AG and Chairman of the parent company of the Cablecom Group, in addition to being a Board member of the Swiss Lawyers’ Association and a member of the SWX admission board and of the Commission of Experts on Disclosure of Shareholdings.

He was a non-executive Director of Centerpulse AG (2002-2003). Rolf Watter graduated from the University of Zurich with a doctorate in law and holds a LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber

Director and member of the Chairman’s Committee and the Compensation Committee. Felix Weber has resigned as Executive Vice President of Adecco SA. He is currently Director of the parent company of Cablecom Group. Previously he was managing director of Alusuisse South Africa (1982-1984) before joining McKinsey & Company in Zurich, where he was engagement manager and partner (1984-1997). In 1998, he became Chief Financial Officer of Adecco SA. Felix Weber graduated from the University of St Gallen, with an MBA in Operations Research and Finance and a PhD in Marketing.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Members of the Executive Committee

The members of the Executive Committee of Syngenta are as follows:

Name	Age	Position

Michael Pragnell	57	Chief Executive Officer
John Atkin	50	Chief Operating Officer-Crop Protection
Jeffrey Beard	53	Chief Operating Officer-Seeds
Bruce Bissell	57	Head of Global Operations and Human Resources
David Jones	54	Head of Business Development
David Lawrence	55	Head of Research and Technology
Christoph Mäder	44	Head of Legal & Taxes
Domenico Scala	38	Chief Financial Officer

As of March 15, 2004.

Michael Pragnell

Chief Executive Officer, Director of Syngenta and member of Chairman’s Committee. For further information see “Directors”.

John Atkin

Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999 – 2000), Chief Operating Officer (1999 – 1999), Head of Product Portfolio Management of Novartis Crop Protection (1998) and Head of Insecticides and Patron for Asia (1997 – 1998). Prior to 1998 he was General Manager of Sandoz Agro France (1995 – 1997) and Head of Sandoz Agro Northern Europe (1993 – 1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

Jeffrey Beard

Chief Operating Officer of Syngenta Seeds. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999 – 2000). Before 1999, he held various positions with Pioneer Hi-Bred International Inc. (1985 – 1998), including Director of Central European Operations (1993 – 1998). Jeffrey Beard graduated from the US Naval Academy with a BS in analytical management, holds an MBA from the University of Wisconsin and received an MS degree in agri-business from Iowa State University.

Bruce Bissell

Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997 – 2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992 – 1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

David Jones

Head of Business Development also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

David Lawrence

Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000 – 2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University, and holds an MA and DPhil in chemical pharmacology.

Christoph Mäder

Head of Legal & Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999 – 2000) and Senior Corporate Counsel of Novartis International AG (1992 – 1998). Christoph Mäder is a member of the Supervisory Committee of the Basel Chamber of Commerce. He graduated from Basel University, Law School, and is admitted to the Bar in Switzerland.

Domenico Scala

Chief Financial Officer. Previously Domenico Scala held various leading positions in Finance with Roche AG (1995-2003), most recently as Group Treasurer (2001-2003) and Head of Company Controlling (1999-2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993-1995) and Senior International Auditor with Nestlé SA (1990-1993). Domenico Scala graduated from the University of Basel with a degree in economics.

Changes in 2003

Richard Steiblin, former Chief Financial Officer, resigned from the Company at the end of May 2003. With effect from June 1, 2003, Domenico Scala was appointed Chief Financial Officer and a member of the Syngenta Executive Committee.

John Elias, former Head of Human Resources, resigned from the Company at the end of September 2003. With effect from October 1, 2003, Bruce Bissell assumed responsibility for Human Resources in his role as Head of Global Operations representing Human Resources on the Executive Committee.

Compensation

Executive Compensation Policy and Programs

Syngenta’s executive compensation principles are designed to attract, retain and motivate internationally oriented, successful executives. They aim to provide appropriate rewards in a competitive employment market and support the development of a high performance environment. The elements of total compensation for the Chairman, Chief Executive Officer, members of the Executive Committee and the Senior Management Group are base salary, annual cash and equity-based incentives awards. Total individual compensation at target performance level relates to market median for comparable companies with the possibility of substantially higher compensation for outstanding performance. The incentive awards generally represent a significant part of total compensation. Cash and equity incentive awards are based on Company and individual performance. Equity based compensation consists of stock options for the long-term incentive award and share awards for a portion of the short-term incentive award.

Management Compensation

The aggregate amount of cash compensation (salaries and bonuses) in 2003 to the acting and former executive members of the Board of Directors and the Management Board (a total of eleven) amounted to CHF 11.0 million. In addition, a total of 271, 349 options at an exercise price of CHF 59.70 under the Syngenta Long-Term Incentive Plan (Stock Options) and a total of 20,763 Deferred Shares under the Syngenta Deferred Share Plan were granted, based on 2002 performance. CHF 4.5 million was set-aside to meet pension obligations, including provisions to cover merger-related pension promises.

The highest total compensation paid to a member of the Board of Directors in 2003 consisted of CHF 2.1 million of cash compensation (salary and bonus). In addition 66,809 options at an exercise price of CHF 59.70 under the Syngenta Long-Term Incentive Plan (Stock Options) and 5,495 Deferred Shares under the Syngenta Deferred Share Plan were granted to this member of the Board of Directors, based on 2002 performance. CHF 3.2 million was set-aside to meet pension obligations, including provisions to cover merger-related pension promises.

Compensation of Non-Executive Directors

Non-executive members of the board can elect compensation in stock options or cash payment or a combination of both. The aggregate amount of compensation in 2003 to the ten Non-Executive Directors (cash compensation and options)

amounted to CHF 1.6 million. CHF 1.1 million was paid in cash and CHF 0.5 million will be granted in options in 2004. A total of 18,670 options at an exercise price of CHF 59.70 for the 2002 Non-Executive Director’s compensation to be compensated in options was granted in 2003.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options) was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta (American Depositary Shares for United States participants). Currently there are approximately 570 participants. The grant of stock options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. In 2003 a total number of 1,380,856 stock options were granted at an exercise price of CHF 59.70, a three-year blocking period and an exercise period of 10 years (11 years for certain Swiss participants). The total number of stock options including the equivalent options for American Depositary Shares outstanding at December 31, 2003 is as follows:

Grant Date	Exercise price	Blocked until	End of the exercise period	Total number of outstanding options 12/31/03

12/04/00	CHF 76.50	12/04/03	12/04/10	431,900
03/27/01	CHF 83.70	03/27/04	03/27/11	341,400
03/11/02	CHF 98.00	03/11/05	03/11/12	622,854
03/11/02	CHF 98.00	03/11/05	03/11/13	337,113
03/12/03	CHF 59.70	03/12/06	03/12/13	654,760
03/12/03	CHF 59.70	03/12/06	03/12/14	691,368

The exercise price is equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, as determined by the Compensation Committee. All options were granted at an exercise price greater than the market price of the Syngenta shares at the grant date.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan requires participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A total of 40,635 Deferred Shares were granted in 2003 for the incentive year 2002 to approximately 110 senior executives. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

Corporate Governance

The Company policies on Corporate Governance are in accordance with Swiss law, the “Swiss Code of Best Practice” and the Swiss Stock Exchange Directive on Corporate Governance. They are consistent with the requirements and practice of the capital markets where Syngenta is listed, namely Switzerland and the United States.

Service Contracts

Neither the Chairman of the Board nor the CEO has a service contract which provides for benefits upon termination of employment. In addition, none of the other Directors of the Board has a service contract.

Board

A strong and experienced Board leads Syngenta. It includes representatives of four nationalities who are drawn from international business and scientific backgrounds. It brings diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations and in the regulations governing the internal organization of Syngenta AG. This includes the ultimate direction and management of Syngenta, and establishing the basic strategic accounting, organizational and financial policies to be followed. All major investments and strategic decisions are reserved for the Board which also has responsibility for corporate governance matters.

Some of the board’s responsibilities are delegated to the Chairman’s Committee, the Audit Committee and the Compensation Committee. Operational management of Syngenta is delegated to the Executive Committee.

Chairman of the Board

The Chairman of the Board is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the CEO. He serves as liaison between the Board and its committees and the CEO. He ensures close liaison between the Board and its committees and the CEO. In consultation with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees.

The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations both in Switzerland and internationally.

Chairman’s Committee

The Chairman’s Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board’s authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman’s Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders’ Meeting. Members of the Chairman’s Committee are Heinz Imhof (Committee Chairman), Sir David Barnes, Michael Pragnell and Felix Weber.

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

Audit Committee

The Audit Committee consists of four members who are all independent Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Martin Taylor and Rolf Watter.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit, Organizationally independent of management, Internal Audit duties are assigned by the Audit Committee and it submits its reports to the Chairman of the Board. Any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

Chief Executive Officer

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The CEO, in turn, ensures the Executive Committee’s efficiency and effectiveness to the Chairman, the Chairman’s Committee and the Board.

The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee

Under the direction of the CEO, the Executive Committee is responsible for the operational management of the company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds Businesses, together with the Heads of Syngenta’s functional activities: Finance, Research & Technology, Global Operations and Human Resources, Business Development and Legal & Taxes.

Appointment of Directors and Members of the Executive Committee

The shareholders in a shareholders’ meeting appoint the members of the Board of Directors. The articles of incorporation of Syngenta provide that the term for which Directors are appointed must not exceed three years (one year within the meaning of this provision is the period from one ordinary shareholders’ meeting to the next ordinary shareholders’ meeting). A year for the purpose of determining any term of office is the interval between two ordinary general shareholder meetings. Directors may be re-elected. The members of the Executive Committee are appointed and removed by the Board of Directors.

Employees of Syngenta

Year 2003

Syngenta had approximately 19,000 permanent employees as of December 31, 2003. Approximately 20% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 56% in Europe and AME.

The functional distribution of our employees for the year ending December 31, 2003 was approximately as follows:

Production	39%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	13%

In Switzerland, Belgium, Brazil, France, Germany, India, Italy; Japan, Korea, the Netherlands, Spain, Sweden and the United Kingdom, part of the workforce is unionized or represented by work councils. In the United States, approximately 123 employees are unionized. On a worldwide basis, fewer than 10% of our employees belong to a trade union. Our relationships with our unions and other employee organizations are generally good and there have been no significant industrial disputes over the last five years at any of Syngenta, Novartis agribusiness or Zeneca agrochemicals business.

Year 2002

Syngenta had approximately 20,000 permanent employees as of December 31, 2002. Approximately 21% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 55% in Europe and AME.

The functional distribution of our employees for the year ending December 31, 2002 was approximately as follows:

Production	39%
Research and development	22%
Marketing and distribution	27%
Administration and general overhead	12%

Year 2001

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

Management Shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of January 30, 2004, based on information available to the Company is 0.05% of all outstanding shares. None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

During the year 2003 the following disclosure notifications were made by the Company in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act:

  On January 15, 2003, the Company reported that MFS Investment Management exceeded the 5 per cent threshold with a holding of 5.02 per cent of the share capital; on August 29, 2003, the Company reported that this holding had fallen below 5 per cent.

  On April 17, 2003, the Company reported that Deutsche Bank Group exceeded the 5 per cent threshold with a holding of 5.21 per cent of the share capital; on October 31, 2003, the company reported that this holding had fallen below 5 per cent.

  On December 11, 2003, the Company reported that Morgan Stanley Investment Management exceeded the 5 per cent threshold with a holding of 6.112 per cent of the share capital; on March 12, 2004, the Company reported that this holding had fallen below 5 percent.

As of March 17, 2004, to our knowledge there is no shareholder with a position of more than 5 per cent of the share capital.

As of February 29, 2004 Syngenta AG itself held 6,339,069 shares in treasury corresponding to 5.63% of the share capital. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares. According to the Share Register of the Company, as of January 31, 2004, no other person was known by the Company to be the owner of 5% or more of the Company’s voting securities. None of these major shareholders has different voting rights than other shareholders except as stated above with respect to Syngenta. To its knowledge, the Company is as of January 31, 2004 not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly. As of January 31, 2004 53,466,126 ADRs of Syngenta AG corresponding to 9.5% of the share capital and 18,207,369 Ordinary Shares of Syngenta AG corresponding to 16.2% of the share capital were held by 3440 registered holders domiciled in the United States.

Related Party Transactions

The Transactions

Syngenta was formed from the merger of Novartis agribusiness and Zeneca agrochemicals business in November 2000. The Transactions were effected by means of the demerger of Novartis agribusiness and Zeneca agrochemicals business from the remaining businesses of Novartis and AstraZeneca, respectively, and the combination of Novartis agribusiness and Zeneca agrochemical business into Syngenta.

Separation Agreements

Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the separation date of these entities and to provide for an orderly transition (the “Separation Agreements”). Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agribusiness, the agreements with Novartis are considered to be related party agreements.

For a brief description of the material terms of the following material separation agreements, see Item 10 “Additional Information—Material Contracts”, below:

  Indemnity Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

  Environmental Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

  Tax Deeds between Novartis and Syngenta and AstraZeneca and Syngenta

  Intellectual Property Agreements between Novartis and Syngenta and AstraZeneca and Syngenta

  Public Documentation and Securities Offering Contribution Agreement among Novartis, AstraZeneca and Syngenta

Interests of Management

There are no, and in 2001, 2002 and 2003 there were no, outstanding loans granted by Syngenta or any of its subsidiaries to any Director or member of the Executive Committee of Syngenta and there are no guarantees provided by Syngenta or any of its subsidiaries for the benefit of any Director or member of the Executive Committee of Syngenta.

There are no arrangements under which a Director or member of the Executive Committee of Syngenta has waived or agreed to waive future emoluments.

Unless disclosed in this annual report, no Director or member of the Executive Committee of Syngenta is or was involved in any business transactions outside the normal business activities of Syngenta or in other transactions which in either form or content would be out of the ordinary or have a material effect upon Syngenta.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for our consolidated financial statements.

Legal Proceedings

In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a world-wide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta’s businesses and the risks to which it is subject.

Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri, the action now being captioned Sample et al. v. Monsanto Co. et al. A number of Monsanto’s major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs’ amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company’s business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants’ motions to dismiss were denied in a court order issued on April 4, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto’s motion for summary judgment dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants’ motion for summary judgment limiting the antitrust claims to direct purchasers only. On September 30, 2003 the court denied plaintiffs’ motion for class certification by holding that plaintiffs failed to show that impact from the alleged antitrust violations could be proven on a class-wide basis. On October 15, 2003 Plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court’s denial of class certification and on October 24, 2003, the District Court granted Plaintiff’s request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs’ appeal. Briefing is scheduled to begin February 12, 2004 and be completed March 22, 2004. No dates have been set for a decision on the appeal or trial in this matter.

On November 21, 2001, a class action complaint was filed by S&M Farm Supply, Inc. in federal court in California against Monsanto Company and its parent Pharmacia Corporation, alleging that Monsanto and various alleged co-conspirators, including Syngenta Crop Protection, Inc. and its predecessor corporations, conspired to allocate markets and to fix, raise, maintain or stabilize prices for glyphosate-based and paraquat-based herbicides in the United States. On March 6, 2002, the judge in those proceedings ordered that the proceedings be transferred to the Eastern District of Missouri. This case was consolidated with Orange Cove Ag-Chem v. Pharmacia. On October 16, 2003, the court denied plaintiffs’ motion for class certification and denied the plaintiffs’ motion for reconsideration on November 20, 2003. The court also denied the plaintiffs’ motion to stay the case on November 25, 2003. On December 19, 2001, a representative action and class action complaint was filed under the title Kevin Williamson and Bobby Vailette vs. Pharmacia Corporation, Monsanto Company and does 1-100 in the Superior Court of California for Sonoma. The action brought under the California Business and Professions Code raises similar allegations to those made in the federal lawsuit and claims violations by the defendants and their alleged co-conspirators, including Syngenta Seeds, Inc., Syngenta Crop Protection, Inc., and their predecessor corporations, of the Cartwright Act and the Unfair Competition Act. On May 21, 2002, a class action suit raising similar allegations was filed under the title of Gerald T. Raines v. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Circuit Court for Cooke county, Tennessee. On May 3, 2003, a class action suit was filed in Superior Court in Passaic, New Jersey, against Monsanto claiming that similar factual allegations constitute violations of the New Jersey Consumer Fraud Act. On July 16, 2003, this case was voluntarily dismissed with prejudice. At this point in time no Syngenta entity has been formally named as a defendant in any of these proceedings.

Syngenta and its predecessor companies have competed vigorously in the seed and crop protection marketplace and therefore will vigorously oppose the allegations in the related court cases described above.

Agro Atar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks relief of US$43 million. On December 27, 1999, Agro Atar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on August 2, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as co-defendant. Agro Atar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had been entered into with Zeneca S.A.I.C. (which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agro Atar had the rights to market and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agro Atar terminated the agreements. Agro Atar claims damages of $58 million. On June 14, 2001 on the application of Zeneca S.A.I.C. the judge in this second lawsuit ordered the joinder of both sets of proceedings. Trial of the proceedings has been ordered; a preliminary hearing took place on November 27, 2002, and the proceedings have entered the evidentiary stage. Syngenta believes that Zeneca S.A.I.C. had cause to terminate the agrochemicals supply contract with Agro Atar and intends vigorously to defend both lawsuits. Both cases are still waiting for Supreme Court decision regarding the lower court’s jurisdiction. It is expected that the court will convert the claims into local currency.

In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired by us in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The onsite past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately $45 million, to pay the Port $35 million and to provide an indemnity having a maximum liability of $20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. Syngenta believes that it is adequately reserved for any ultimate liability for the costs of the settlement with the Port.

In July 2002 Syngenta filed a lawsuit in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 BT corn and Herculex ® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. The defendants assert that the patents are not infringed and are invalid and unenforceable. The case is currently in discovery and is scheduled for trial in November 2004. In this lawsuit, Syngenta seeks damages adequate to compensate Syngenta for defendants’ infringement of the patents at issue, with interest as fixed by the Court, as well as damages to be trebled as a consequence of defendants’ willful infringement. Syngenta is also seeking injunctions prohibiting defendants from further acts of infringement, contributory infringement and inducement of infringement.

In a second lawsuit filed in July 2002, Syngenta Biotechnology, Inc., asserted that Monsanto and Delta and Pine Land are infringing United States Patent No. 6,051,757 by at least their activities relating to Bollgard ® Cotton, Bollgard® ll Cotton and Roundup Ready ® Cotton as well as ongoing activities relating to the Agrobacterium transformation of broadleaf plants such as cotton and soybean. This patent covers methods of transferring genes into broadleaf plants using Agrobacterium and related methods of breeding. On January 31, 2003, Syngenta filed a new lawsuit against Dow Agro-Sciences and Phytogen for infringement of U.S. Patent No. 6,051,757. the same Agrobacterium transformation patent under which Syngenta brought suit against Monsanto Company and Delta and Pine Land Company in July 2002. The impetus for filing this new lawsuit was a public disclosure that Dow’s WideStrikeTM insect resistant cotton was made by Agrobacterium transformation and would be commercially introduced by Dow and Phytogen for the 2004 season. On May 22, 2003, this case was consolidated with Syngenta’s case against Monsanto and Delta and Pine Land for purposes of claim construction and fact discovery. In February 2004, Syngenta settled both of these lawsuits with all defendants and these two lawsuits have been dismissed. As part of the settlement with Monsanto, Syngenta and Monsanto also reached an agreement that resolves a lengthy patent interference proceeding in the U.S. Patent and Trademark Office involving transgenic broad leaf crops. Under the agreement with Monsanto, Syngenta and Monsanto will provide each other with royalty-free, non-exclusive licenses related to the development, use and sale of transgenic crops containing agricultural technologies such as insect-protection and herbicide-tolerance produced through the cross-licensed Agrobacterium-mediated transformation technology.

On October 21, 2002, Pioneer Hi-Bred International, Inc. commenced an action against Syngenta Seeds, Inc. in the United States District Court for the Southern District of Iowa. In its Complaint, Pioneer asserts the following causes of action: (i) patent infringement; (ii) violation of the Lanham Act; (iii) misappropriation of trade secrets; (iv) misappropriation; (v) conversion; (vi) breach of contract; (vii) intentional interference with contractual relations; (viii) unjust enrichment and (ix) unfair competition. Pioneer is seeking damages, including exemplary and treble damages, in an amount to be determined at trial and an injunction prohibiting Syngenta from using the allegedly misappropriated information. Syngenta has denied the allegations of the complaint and is vigorously defending Pioneer’s claims. The case is currently in the discovery phase that is expected to continue until January 1, 2005. The scope of discovery was initially limited by order of the Magistrate issued on May 28, 2003 which required Pioneer to identify Syngenta products that it suspected contained Pioneer germplasm. On July 18, 2003 Syngenta Seeds responded to Pioneer’s discovery requests. The court subsequently expanded the scope of discovery by its order dated October 8, 2003 and on December 16, 2003 Syngenta complied with that discovery order. The current scheduling order has a trial readiness date of June 1, 2005.

On November 24, 2003, Syngenta Crop Protection, Inc. filed a declaratory judgment action against Monsanto Company and Monsanto Technology, LLC in United States District Court for the District of Delaware asking for a declaration by the court that three United States patents held by Monsanto Technology, LLC are invalid, unenforceable and/or not infringed by Syngenta in its sale of certain glyphosate based products. Syngenta is also seeking a permanent injunction against the defendants’ enforcement of the patents in question and attorneys fees and costs. On February 9, 2004, Monsanto Company and Monsanto Technology LLC filed a lawsuit against Syngenta Crop Protection, Inc. in US District Court for the Eastern District of Missouri alleging that the Monsanto patents which Syngenta claims are invalid, unenforceable and/or not infringed or will be infringed by Syngenta’s registration and sale of certain glyphosate based products in the United States. Monsanto’s suit claims damages, a preliminary and permanent injunction, and attorneys fees and costs. Syngenta is vigorously litigating its claims against Monsanto and defending Monsanto’s claims against Syngenta.

Syngenta Crop Protection, Inc. is involved in various lawsuits stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There are still 3 opt-out cases pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Company’s insurers, subject to applicable deductibles.

Two companies, Agroquimica Puesto Viejo S.R.L. and Agroquimica Puesto Nuevo S.A., sued Novartis Argentina S.A. for damages and loss of profits in the total amount of US$5 million. The suits allege wrongful termination of a distribution agreement. Currently, the suit is in the discovery stage, and in parallel, settlement options are being explored. On September 24, 2002, the court of first instance ruled in favor of Syngenta. Currently, proceedings are in the appeal stage, and the parties are waiting for a decision by the Court of Appeals.

In early 1999, Comercial Agricola del Peru S.A. (“Cadepsa”) sued Novartis Biosciences Peru S.A. and Novartis International AG as well as Quimica Suiza for damages and loss of profits in the amount of US$3.5 million. As former distributor of VERTIMEC® (active ingredient abamectin), Cadepsa argues that the transfer of the distribution rights for VERTIMEC® following the acquisition of VERTIMEC® by Novartis caused damage and loss of profit. During 2001 a judicial expert proceeding regarding the alleged damages caused to Cadepsa has rendered results in favor of Novartis. In 2003, the court proceedings did not advance.

Syngenta is also subject to certain tax claims. In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum currently corresponding to approximately US$8.5 million. There are no decisions in the first level Court.

In 1992, the Tax Inspectorate of Rio de Janeiro State drew Sandoz’ Brazilian legal entity into administrative proceedings, regarding the sales tax classification of copper thread, which serves as raw material for certain copper-based products. The issue is whether the particular copper materials, under applicable law, will qualify as copper thread, in which case no tax on sale would apply (Syngenta’s position), or as copper scrap, in which case substantial additional tax payments would fall due (the Federal Inspectorate’s position). In January 2003, there was an administrative ruling against Syngenta. Syngenta appealed this ruling. On January 30, 2004, Syngenta made a payment under Rio de Janeiro State Tax Amnesty Law (promulgated as Law Nr. 4246/2003). Syngenta is awaiting formal abatement of its tax liabilities as a result of such payment.

In 1990, the Federal Government of Brazil, represented by the Federal Tax Treasury, drew Ciba-Geigy’s Brazilian legal entity into an administrative proceeding. The Government claimed that Ciba-Geigy violated a federal regulation which provided at that time for regulated prices for, among other things, agrochemicals at that time, in connection with Ciba-Geigy’s pricing of Extravon. While this regulation was abrogated shortly after the commencement of the administrative proceedings in 1990, the matter is still pending before the Brazilian Federal Supreme Court. The aggregate contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 12 million, a sum currently corresponding to approximately US$4.2 million.

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, Syngenta believes that it should not materially affect its consolidated financial position, although there can be no assurances.

Dividends and Dividend Policy

At this year’s Ordinary General Meeting of shareholders on April 27, 2004, our Board of Directors proposes instead of a dividend payment, a par value reduction of CHF 1.70 per share. If shareholder approval is granted, the pay back of CHF 1.70 to shareholders will reduce the par value of each share from CHF 10.00 to CHF 8.30.

Because of the legal and regulatory processes involved, the par value reduction and the distribution of this par-value portion is expected to take place on July 16, 2004. Holders of ADRs and CDIs will receive the par-value reduction to the number of Syngenta shares represented by the ADRs or CDIs. The repayment of the par value portion to holders of ADRs listed on the New York Stock Exchange will be paid to The Bank of New York, which will convert the amount into U.S. Dollars for disbursement to such holders. The repayment to holders of CDIs will be paid to CREST, which will convert the amount into GBP for disbursement to such holders.

The Company expects to provide level of future returns to the shareholder, in the range of 25 percent to 40 percent of the available earnings for distribution, but the actual level will depend on the financial performance and will also depend on the need to fund capital expenditures, working capital and other investments. The return will be in the form of a dividend or a par value reduction.

For information on Swiss law requirements regarding dividends, see “Item 10 – Additional information – Articles of Incorporation – Dividends”. For information about deduction of withholding taxes, see “Item 10 – Additional Information –Taxation - Switzerland”. For information about taxation of repayments from par-value reduction, see “Item 10 – Additional Information – Taxation”.

ITEM 9 — THE OFFER AND LISTING

Markets

Trading Markets and Price Ranges

Our shares are primarily listed on the Swiss Exchange and principally traded on the London-based virt-x, a recognized investment exchange supervised by the Financial Services Authority (FSA) in the United Kingdom, where all the Swiss blue chips have been principally traded since June 25, 2001. Our shares are also listed and traded on the New York Stock Exchange (in the form of ADRs). Syngenta has decided to de-list its shares from the London Stock Exchange and from the OM Stockholm Stock Exchange as of December 30, 2003.

The information presented in the table below represents, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on Swiss Exchange

	Price per Share in CHF

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	87.00	75.05
2001	102.75	66.95
2002	108.50	74.65
2003	86.60	57.10

Quarterly Highs and Lows
2002
First Quarter	102.75	82.40
Second Quarter	108.50	88.80
Third Quarter	92.70	74.65
Fourth Quarter	95.00	77.35
2003
First Quarter	86.60	57.10
Second Quarter	73.40	62.10
Third Quarter	82.50	67.80
Fourth Quarter	83.30	70.40

Monthly Highs and Lows for most recent six months
2003
September	78.60	71.60
October	75.00	70.40
November	79.15	72.20
December	83.30	79.15
2004
January	87.10	81.00
February	90.35	84.50

Trading Prices on the OM Stockholm Stock Exchange

	Price per Share in SEK

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	506.00	425.00
2001	600.00	468.50
2002	675.00	465.00
2003	541.00	358.00

Quarterly Highs and Lows
2002
First Quarter	639.00	512.00
Second Quarter	675.00	544.00
Third Quarter	575.00	465.00
Fourth Quarter	584.00	485.00
2003
First Quarter	541.00	358.00
Second Quarter	531.00	378.00
Third Quarter	495.00	399.00
Fourth Quarter	475.00	408.00

Monthly Highs and Lows for most recent six months
2003
September	464.00	415.00
October	433.00	408.00
November	460.00	412.00
December	475.00	455.00
2004: de-listed as of December 30, 2003

Trading Prices on the London Stock Exchange

	Price per Share in GB pence

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	3530.00	3012.50
2001	4257.50	3000.00
2002	4550.00	3200.00
2003	3832.50	2687.50

Quarterly Highs and Lows
2002
First Quarter	4250.00	3425.00
Second Quarter	4550.00	3900.00
Third Quarter	4012.50	3200.00
Fourth Quarter	4012.50	3425.00
2003
First Quarter	3832.50	2687.50
Second Quarter	3337.50	2887.50
Third Quarter	3650.00	3062.50
Fourth Quarter	3600.00	3200.00
Monthly Highs and Lows for most recent six months
2003
September	3537.50	3225.00
October	3287.50	3200.00
November	3425.00	3200.00
December	3600.00	3450.00
2004: de-listed as of December 30, 2003

Trading Prices on the New York Stock Exchange

	Price per ADR(1) in US$

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	10.94	8.38
2001	12.67	8.60
2002	13.14	9.87
2003	13.51	8.60

Quarterly Highs and Lows
2002
First Quarter	12.30	9.87
Second Quarter	13.14	11.57
Third Quarter	12.40	9.87
Fourth Quarter	12.70	10.65
2003
First Quarter	12.45	8.60
Second Quarter	11.35	9.14
Third Quarter	11.78	10.23
Fourth Quarter	13.51	10.70

Monthly Highs and Lows for most recent six months
2003
September	11.39	10.83
October	11.32	10.76
November	12.18	10.70
December	13.51	12.23
2004
January	13.91	13.16
February	14.75	13.62

(1) One ADR represents one-fifth of a share of the Company. Source: Bloomberg

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the articles of incorporation of Syngenta and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the articles of incorporation of Syngenta. Copies of the Syngenta articles of incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet ( www.syngenta.com ) in the section “About Syngenta”. An English translation is included as an exhibit to this annual report.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 1,125,645,840, divided into 112,564,584 registered shares with a nominal value of CHF 10.00 each. All of the Syngenta shares have been issued in registered form and are fully paid.

A shareholder may at any time request that Syngenta confirm the number of registered shares owned by the shareholder recorded in Syngenta’s share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Voting Rights

Each Syngenta share carries one vote at the shareholders’ meetings of Syngenta. With respect to both domestic and foreign shareholders, voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register (Aktienbuch) as a shareholder with voting rights. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares.

Shareholders’ Meetings

Under Swiss law, an ordinary annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year. Shareholders’ meetings may be convened by the board of directors or, in exceptional circumstances, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders’ meeting if resolved by an ordinary shareholders’ meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 1 million (i.e., 100,000 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determinated by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

At the shareholders’ meeting, shareholders pass resolutions and make elections, if not otherwise required by law, by a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and as per Syngenta’s articles of incorporation a resolution passed at a shareholders’ meeting with a supermajority of 66 2/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

  changes in Syngenta’s business purpose;

  the creation of shares with privileged voting rights;

  restrictions on the transferability of registered shares and the removal of such restrictions;

  an authorized or conditional increase in Syngenta’s share capital;

  an increase in Syngenta’s share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contributions in kind (Sacheinlage) or for the purpose of the acquisition of assets (Sachübernahme), or the granting of special privileges;

  the restriction or withdrawal of pre-emptive rights of shareholders;

  a relocation of the registered office; and

  the dissolution of Syngenta other than by liquidation (for example, by way of a merger).

In addition, any provision in the articles of incorporation providing for a stricter voting requirement than the voting requirements prescribed by law or the existing articles of incorporation must be adopted in accordance with such stricter voting requirements. The articles of incorporation of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders’ meetings than the voting requirements prescribed by law and described above.

At the shareholders’ meeting, shareholders also have the non-transferable power, by a simple majority of the votes represented at the shareholders’ meeting, to ratify any amendments to the articles of incorporation (other than those referred to in the preceding two paragraphs), to elect the Directors and the external auditors, to approve the annual report and the financial statements, to set the annual dividend, to grant the Directors and management discharge from liability for matters disclosed at the shareholders’ meeting, and to order an independent investigation into specific matters proposed at the shareholders’ meeting (Sonderprüfung).

At Syngenta’s shareholders’ meetings, shareholders may only be represented by a legal representative, by another shareholder entitled to vote based on a written proxy, proxies designated in agreements with or regulations relating to nominees, by an appointed representative of the corporate body of Syngenta (Organvertreter), the independent proxy (unabhängiger Stimmrechtsvertreter) or an assignee of proxy votes for deposited shares (Depotvertreter). Votes are taken on a show of hands unless the shareholders’ resolve to have a ballot or the chairman of the meeting orders such ballot.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to the prior approval at the shareholders’ meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be varied or excluded by a resolution of a shareholders’ meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the articles of incorporation). Valid grounds include, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights. Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders’ meeting may delegate the decision as to whether pre-emptive rights should be excluded to the Board of Directors provided the fundamental principles upon which the decision has to be made are determined pursuant the shareholders’ meeting.

Borrowing Power

Neither Swiss law nor the articles of incorporation of Syngenta restrict in any way Syngenta’s power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of Syngenta’s Board of Directors, with no shareholders’ resolution required.

Duration and Liquidation

The articles of incorporation do not limit Syngenta’s duration. Syngenta may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the Syngenta shares represented at the meeting in the event Syngenta is dissolved by way of liquidation, and (2) a super-majority of 66 2/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented at the meeting in other events (for example in a merger where Syngenta is not the surviving entity).

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of Syngenta shares held by them.

Directors

According to article 24 of the articles of incorporation, the Board of Directors can pass resolutions with respect to all matters which are not reserved to the authority of the shareholders’ at the shareholders’ meeting by law or by the articles of incorporation. Exercise of this power does not require shareholder approval. Neither Swiss law nor the articles restrict in any way the Company’s power to borrow or otherwise raise funds.

The terms of office for each member of the Board of Directors shall not exceed three years (a year within the meaning of this provision is the interval between two ordinary shareholders’ meetings). The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be coordinated so that in each year approximately one-third of all members of the Board of Directors shall be subject to re-election or election.

Article 21 of Syngenta’s articles of incorporation confers general authority upon the Board of Directors to determine the remuneration of its members. However, pursuant to article 5 of the regulations governing the internal organization of Syngenta, Directors are obliged to leave the meeting room when business is dealt with that impinges on such Directors’ own interests or those of a person or legal entity close to such Directors. In addition, Swiss law requires Directors and members of senior management to safeguard the interests of the Company and imposes a duty of care and a duty of loyalty on such persons. These duties are generally interpreted to mean that Directors and members of senior management may not participate in decisions that personally affect them. Directors and officers are personally liable to the Company for breach of these duties.

Syngenta’s articles of incorporation contain no specific provisions permitting or prohibiting Directors from borrowing from the Company. However, Swiss law provides that a Director, or any other persons associated with a Director, must refund to the Company any payments made to such Director or persons by the Company, other than payments made at arm’s length. The United States Sarbanes-Oxley Act, enacted in July 2002, makes it unlawful for the Company directly or indirectly to extend or maintain credit, to arrange for an extension of credit or to renew a credit, in the form of a personal loan, to or for its executive officers or Directors.

The Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next ordinary shareholders’ meeting following such event.

Notices

Under Swiss law, notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board may designate additional means of communication for publishing notices to shareholders.

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADRs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADRs. According to section 4 of the articles, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

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

Mandatory Bid Rule

According to Swiss law, shareholders may pass a resolution to merge with another corporation at any time. In accordance with Swiss law, article 17 of Syngenta’s articles of incorporation confers authority upon the shareholders to pass resolutions concerning all matters which by law or the articles of incorporation are reserved to the authority of the shareholders at the General Meeting. However, article 18 of the articles of incorporation requires the approval of at least two thirds of the votes represented at the General Meeting in order for the shareholders to effect the dissolution of the Company without liquidation.

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

Significant Differences

Please see the references to Swiss law throughout this Item 10 – “Additional Information”, which highlight certain significant differences between Swiss law and United States law.

Material Contracts

The following is a summary of our material contracts. Because it is a summary, it may not contain all of the information about such contracts that is important to you. The summaries are qualified in their entirety by reference to the contracts, copies of which have been filed with the SEC.

Debt Instruments

Please refer to Note 18 to the consolidated financial statements for a description of material contracts pertaining to Syngenta’s current financial debt.

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

  to properly allocate amongst the parties’ liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to AstraZeneca and Novartis shareholders or as a result of the Transactions themselves;

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

Below we outline the material separation agreements:

Indemnity Matters Agreements

The Indemnity Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta specify the losses that each party has reciprocally covenanted to pay arising from any damages that may arise relating to both existing and former operations and divested divisions of the respective businesses. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party. Generally, under these agreements, AstraZeneca and Novartis respectively indemnify Syngenta for losses in connection with: (1) AstraZeneca’s businesses, other than AstraZeneca’s agrochemical business and in connection with AstraZeneca’s reorganization; and (2) Novartis’s businesses, other than Novartis’s agribusiness, and in connection with Novartis’s reorganization. Syngenta indemnifies AstraZeneca and Novartis, respectively, for losses in connection with Syngenta’s agribusinesses.

Environmental Matters Agreements

The Environmental Matters Agreements between Novartis and Syngenta and AstraZeneca and Syngenta specify the obligations of each party to indemnify each other in respect of liabilities relating to environmental and health and safety matters (other than product liability claims) against respective group companies and affiliates which arise through the historic, current and future operation of Syngenta. The purpose of the Environmental Matters Agreements is to address, in general terms, the rights and obligations of Novartis, AstraZeneca and Syngenta for environmental claims that have been or will be incurred and to identify special arrangements for environmental matters related to specific affiliates of each party. The parties are not obligated to reimburse each other for amounts which are covered under an insurance policy or otherwise from a third party.

Under the Environmental Matters Agreements, Syngenta and its subsidiaries indemnify AstraZeneca and Novartis for matters arising from Syngenta’s sites and agribusinesses, with exceptions for certain sites and circumstances. AstraZeneca and Novartis are allocated liability and indemnify Syngenta for such matters arising from their respective sites and businesses, including AstraZeneca’s businesses (not including AstraZeneca’s agrochemical business) and sites and Novartis’s businesses (not including the Novartis agribusiness) and sites, with exceptions for certain specific sites and circumstances.

Tax Deed

The Tax Deed between Novartis and Syngenta allocates between Novartis and Syngenta their responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the Novartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

The Tax Deed between AstraZeneca and Syngenta allocates AstraZeneca’s and Syngenta’s responsibilities for certain tax matters. AstraZeneca retained all tax liabilities arising out of or connected to the remaining AstraZeneca businesses (excluding Zeneca agrochemicals) and the reorganization of the AstraZeneca group for the purpose of separating Zeneca agrochemicals, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to Zeneca agrichemicals business or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be granted licenses for relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis or AstraZeneca.

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

Public Documentation and Securities Offering Contribution Agreement

The Public Documentation and Securities Offering Contribution Agreement among Novartis, AstraZeneca and Syngenta allocates the responsibilities for losses arising out of untrue statements, omissions, actions or statements made in the listing and shareholders’ documentation, regarding the offering of rights or dividends of shares in Syngenta or in relation to the registration, listing, transfer and issues of the Syngenta shares. Each of the parties generally indemnifies the others for liabilities caused by untrue statements or alleged untrue statements contained in or omissions from such party’s listing and shareholders’ documents relied on by the other parties or third parties.

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

Taxation

This taxation summary solely addresses the material Swiss and United States tax consequences to shareholders in connection with the acquisition and disposition of Syngenta shares or ADRs. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. Prospective investors should consult their tax advisors regarding the particular personal tax consequences of their acquiring, owning and disposing of shares or ADRs.

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

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other similar cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35%. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration. A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution to Swiss withholding tax.

Swiss resident recipients. Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the 35% withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return. The 35% withholding tax on intercompany dividends paid from Syngenta to a Swiss “parent company” may be only reported (instead of the withholding and refund procedure). This means that the dividend may be paid out gross. The reporting procedure, however only applies if the parent company holds minimum 20% in the capital of Syngenta and only in respect of cash dividends (not applicable for example to liquidation proceeds).

Non-resident recipients. The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial or even a full refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of Syngenta shares and the procedures for claiming a refund of the withholding tax.

As of January 1, 2003, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Argentina	Greece	Malaysia	South Africa
Albania	Hungary	Mexico	Spain
Australia	Iceland	Moldavia	Sri Lanka
Austria	India	Mongolia	Sweden
Belgium	Indonesia	Morocco	Thailand
Belarus	Ireland	Netherlands	Trinidad and Tobago
Bulgaria	Italy	New Zealand	Tunisia
Canada	Ivory Coast	Norway	Ukraine
China	Jamaica	Pakistan	United Kingdom
Croatia	Japan	Philippines	United States
Czech Republic	Kazakhstan	Poland	Vietnam
Denmark	Kirgistan	Portugal	Venezuela
Ecuador	Republic of Korea	Romania	Zimbabwe
Egypt	Latvia	Russia
Finland	Lithuania	Singapore
France	Luxembourg	Slovakia
Germany	Macedonia	Slovenia

In addition, negotiations have been completed for a new double taxation treaty with Iran, Israel and Uzbekistan.

Residents of the United States A non-resident holder who is a resident of the United States for purposes of the Treaty eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty and (ii) holds, directly and indirectly, less than 10% of Syngenta voting stock, (iii) does not con duct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attribut able. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of de duction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 the third year following the calendar in which the dividend became payable.

In addition, negotiations have been completed for a new double taxation treaty with Iran, Israel and Uzbekistan.

Income and Profit Tax on Dividends and Similar Distributions

Individuals. An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable dis tributions received on the Syngenta shares in his relevant Swiss tax returns. A reduction of the shares’ nominal value means of a capital reduction does not represent a taxable distribution received on the Syngenta shares to be reported his relevant tax return.

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. Payments received under a share capital reduction of Syngenta are also quali fied as taxable distributions received on the Syngenta shares, as far as the capital reduction is not considered as a (partial) disinvestment (reduction of the book value) in the statutory annual accounts of the legal entity holding Syngenta shares. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect dividends and income on capital repayment (dividends received deduction / Beteiligungsabzug).

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

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss corporate income tax. Under certain circumstances including a minimum holding of 20% of the Syngenta shares, they benefit from relief from taxation with respect to gains realized upon the disposal of shares (qualified participation) (Beteiligungsabzug).

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

Gift and Inheritance Tax

Transfers of Syngenta shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and in international circumstances if the applicable tax treaty were to allocate the right to tax to Switzerland.

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

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by a United States holder of Syngenta shares or Syngenta ADRs. For purposes of this discussion, United States holders are beneficial owners of Syngenta shares or ADRs that, for United States federal income tax purposes are (i) United States citizens or resident alien individuals, (ii) corporations organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. In general, if you are the beneficial owner of Syngenta ADRs, you will be treated, for

United States federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADRs. The United States Treasury has expressed concerns that parties to whom depositary shares such as the Syngenta ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Accordingly, the analysis of the creditability of Swiss withholding taxes described below could be affected by future actions that may be taken by the United States Treasury. This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States holder of Syngenta shares or Syngenta ADRs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States holders that will hold Syngenta shares or Syngenta ADRs as capital assets (generally, property held for investment), and it does not apply to United States holders that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, securities dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADRs as part of an integrated investment (including a straddle), persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the United States dollar. This summary is based on provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADRs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including the eligibility for treaty benefits.

Distributions

A distribution received by a United States holder in respect of Syngenta shares or Syngenta ADRs generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

The holder must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in the gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income. Recently enacted United States tax legislation has reduced the rates of tax payable by individual shareholders on various items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “2003 Act”), enacted on May 28, 2003, the marginal tax rates applicable to ordinary income generally have been lowered with effect from January 1, 2003. Subject to certain limitations, the 2003 Act generally provides that “qualified dividend income” received by an individual shareholder from either a domestic corporation or a “qualified foreign corporation” is subject to tax at the reduced rates applicable to certain capital gains. A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary determines is satisfactory for purposes of this provision and which includes an exchange of information program (a “qualifying treaty”). The United States – Swiss tax treaty meets these requirements. However, the precise extent to which the dividends paid by non-United States corporations will constitute “qualified dividend income” and the effect of such status on the ability of the taxpayers to utilize associated foreign tax credits is not clear at present. Treasury and the IRS are working on additional guidance concerning those aspects of the 2003 Act. The holders should consult their own tax adviser regarding the implications of the provisions of the 2003 Act on their particular situation, including related restrictions and special rules. Dividends will not be eligible for the corporate dividends-received deduction generally allowed to United States corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes. Taxable dividends paid in Swiss or other foreign currency will be included in a United States holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADRs. United States holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into U.S. dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, a United States holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Swiss income tax treaty with the United States on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADRs. Swiss taxes withheld in excess of the rate provided in the Swiss income tax treaty with the United States will not be eligible for credit against a United States holder’s federal income tax liability. Alternatively, a United States holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year). The United States federal income tax rules relating to foreign tax credits are extremely complex. United States holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations.

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADRs, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the Syngenta shares or Syngenta ADRs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADRs were held for more than one year at the time of disposition. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a United States holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADRs generally will be treated as derived from United States sources for United States foreign tax credit purposes. No gain or loss will be recognized if you exchange Syngenta ADRs for the underlying Syngenta Shares they represent or Syngenta Shares for Syngenta ADRs.

Backup Withholding and Information Reporting

Information reporting requirements may apply to a United States holder with respect to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADRs. Backup withholding may apply to these payments if the United States holder fails to furnish its correct taxpayer identification number, to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Where You Can Find More Information

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission’s principal office at 450 Fifth Street, N.W., Washington, DC 20549, United States and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, United States and at 233 Broadway, New York, New York 10005, United States. The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information we file with the SEC are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning us are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, United States.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates, and, to a lesser extent, commodity prices. Syngenta Group Treasury actively manages Syngenta’s exposures to foreign currency, interest rates and credit risk with the intention of optimizing cash flows and minimizing earnings volatility. In accordance with Syngenta’s written treasury policy, approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all its financial risks and monitors risk exposures and open derivative transactions in accordance with Syngenta’s treasury policy. Details of the Group’s derivative positions as at December 31, 2003 are set out in Note 31 of the consolidated financial statements.

The split of sales and operating costs by currency for the years 2003 and 2002 was as follows:

	Sales in %		Operating costs in %

Currency	2003	2002	2003	2002

U.S. dollar	39	35	31	27
Euro	26	23	21	24
Swiss franc	2	1	19	15
British pound sterling	3	2	12	15
Other	30	39	17	19

Total	100	100	100	100

Other includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs. This currency profile is expected to be representative of the position in 2004.

The fair values of open derivative instruments at December 31, 2003 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions

Interest rate instruments	1,686	51	(47)
Cross currency swaps	677	347	-
Foreign currency forward contracts	4,889	152	(79)
Currency option contracts	954	59	(18)
Commodity forward contracts	43	3	-

Value at Risk Calculations

For 2003, Syngenta is disclosing value-at-risk calculations for all material risk classes in order to give a consistent measure of risk. Syngenta applies value-at-risk calculations to its currency and interest rate exposures and related hedges to measure the maximum expected loss in value of its anticipated transactional currency flows, committed transactional currency flows and interest charge under normal market conditions.

Market Risk Due to Fluctuating Foreign Currency Exchange Rates

Since its formation on November 13, 2000, Syngenta has adopted the U.S. dollar as its reporting currency. The U.S. dollar value of foreign currency sales and purchases is sensitive to market fluctuations in foreign currency exchange rates. Syngenta’s primary net foreign currency exposures against the U.S. dollar include the Swiss franc, the British pound sterling and the euro. Syngenta categorizes the management of currencies into committed exposures and anticipated transactions.

Anticipated Cash Flows

Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges material mismatches in currency flows for a maximum of 18 months using options and forward contracts to reduce earnings volatility. The transactional flows and derivative financial instruments are analyzed on an ongoing basis and remaining currency exposures are closely monitored.

Value-at-risk is calculated based on a simulation approach using historical volatility and correlation as applied by the RiskMetrics Group. Optionality is dealt with in this model through a full revaluation approach. Syngenta uses a 12-month time horizon given its specific cash flow structure, payment terms and management processes.

The value-at-risk calculation is performed for anticipated net transactional currency flows for 2004 taking into account related currency hedges. As of December 31, 2003, the total potential adverse movement for 2004 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$41 million. The movement on transaction flows due to currency movements in 2003 was well within the level of US$39 million stated in the 2002 report due to the offsetting of risks and hedging benefits.

Committed Foreign Currency Exposures

Committed foreign currency exposures generally are fully covered and are managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period . The impact of interest differentials and other factors is not included in these calculations.

Value-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta only uses forward contracts to hedge committed foreign currency exposures so it is not necessary to address optionality in the model. Syngenta uses a 1-month time horizon for this risk based on average maturity of exposures and hedges, and exposure management.

The value-at-risk calculation was performed for net committed transactional currency flows existing at December 31, 2003 taking into account related currency hedges. As of December 31, 2003 the total 1-month value-at-risk, after hedges, at the 95% confidence level, was US$8 million. Maximum and minimum levels of risk through the year were US$8 million and US$3 million: at no point in the year did losses exceed the maximum level. The comparative figure for December 31, 2002 was US$7 million.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of Syngenta’s borrowings is U.S. dollars after the impact of derivatives. The majority of Syngenta’s net borrowings are subject to short-term interest rates, though some longer-term swaps have been entered into to reduce interest rate volatility. Syngenta analyzes risk to interest rate movements by forecasting future debt levels and taking into account hedges in place.

An interest charge-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model. Syngenta uses a 12-month time horizon given the seasonality of cash flow and duration of cash forecasts. The interest charge-at-risk calculation is based on forecast future debt levels and examines the impact of changes in market interest rates; other factors such as changes in debt, mix of debt or group credit status could impact the overall interest expense.

The value-at-risk calculation is performed for the expected interest charge in 2004 taking into account related interest rates swaps. As of December 31, 2003, the total 12-month interest charge at risk after hedges, at the 95% confidence level, was US$9 million. The movement on interest expense due to interest rate movements in 2003 was well within the level of US$16 million, which existed at December 31, 2002.

Value-at-Risk Calculation Summary Table

(US$ millions)	Time Horizon (Months)	VaR as at 31 December 2003	VaR as at 31 December 2002

Anticipated Foreign Exchange Transactions	12	41	39
Committed Foreign Exchange Transactions	1	8	7
Interest Rates	12	9	16

Other Market Risk

Syngenta has only limited exposures to derivatives relating to commodity exposures and to third party equities.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2003, have concluded that as of such date the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.

Changes in internal controls: There have been no changes in our internal controls over financial reporting or other factors that have materially affected, or are reasonably likely to materially affect, these controls during 2003.

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of four directors: Peggy Bruzelius, Pierre Landolt, Martin Taylor and Rolf Watter. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfy certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics is being filed as Exhibit 11.1 to this Form. During 2003, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Auditor

The Board of Directors engaged Ernst & Young Ltd. (“EY”) to perform an annual audit of the Company’s financial statements in 2002 and 2003. The following table presents information concerning fees paid to EY in each of those years.

	2002 (in million US$)	2003 (in million US$)

Audit fees (1)	4	4
Audit-related fees (2)	1	1
Tax fees (3)	1	2
All other fees (4)	1	0

(1)	These are fees for professional services performed by EY for the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2)	These are fees for assurance and related services performed by auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements but not described in item (1) above. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	These are fees for professional services performed by EY tax division except those related to the audit and includes tax compliance, tax advice and tax planning.

(4)	These are fees for all other services received from EY except those separately defined above.

Pre-Approval of Services Provided by Ernst & Young

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by EY after January 1, 2003. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2003 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Auditors thereon of February 10, 2004 and of the Joint Group Auditors thereon of February 27, 2002, are filed as part of this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG*
2.1	Deposit Agreement between The Bank of New York and Syngenta AG**
2.2	Deed of Trust among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trus- tee Depositary Company Limited, as Trustee‡‡
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta
AG*
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.3	Public Documentation and Securities Offering Contribution Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Astra-
Zeneca PLC*
4.5	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis
AG*

*	Exhibits incorporated by reference to the Registration Statement on Form F-4 filed September 12, 2000 (File No. 333-125222)
**	Exhibits incorporated by reference to the Annual Report on Form 20-F filed June 8, 2001 (File No. 333-12640)
‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed April 14, 2003 (File No.1-15152)

Exhibit Number	Description of Document
4.6	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*
4.7	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*
4.8	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*
4.9	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.10	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.11	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.13	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.14	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.15	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.16	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*
4.17	Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*
4.18	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.19	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.20	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.21	Syndicated Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Arrangers, HSBC Investment Bank plc as Agent, HSBC Bank United States as Swingline Agent and Citibank, N.A., Credit Suisse First Boston and HSBC Bank plc as Banks*
4.22	Club Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Ar-rangers, HSBC Investment Bank plc as Agent and Citibank, N.A., Credit Suisse First Boston andHSBC Bank plc as Banks*
4.23	Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston(Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managersnamed therein***
4.24	Syngenta Executive Stock Option Plan****
4.25	Syngenta Deferred Share Plan****
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
14.1	Consent of Ernst & Young Ltd
14.2	Consent of PricewaterhouseCoopers AG and KPMG Fides Peat

***	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)
‡	The subsidiaries of Syngenta are set forth in Note 32 to the Consolidated Financial Statements in the annual report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Pragnell	By:	/s/ Domenico Scala

Name:	Michael Pragnell	Name:	Domenico Scala
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Dated: March 24, 2004

SYNGENTA AG

Report of Independent Auditors

To the General Meeting of the Shareholders of

Syngenta AG, Basel

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2003 and 2002, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the two years then ended in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the years ended December 31, 2003 and 2002, and of consolidated shareholders’ equity as of December 31, 2003 and 2002, to the extent summarized in note 33 of the consolidated financial statements.

Ernst & Young Ltd

/s/ Conrad Löffel	/s/ Jürg Zürcher

Certified Accountant	Certified Accountant

Basel, February 10, 2004

Report of the Joint Group Auditors

To the General Meeting of the Shareholders of

Syngenta AG, Basel

As Joint Group Auditors, we have audited the accompanying consolidated financial statements (consolidated income statement, balance sheet, cash flow statement, statement of changes in equity and notes) of Syngenta AG for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and the results of operations and the cash flows for the year ended December 31, 2001 in accordance with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the year ended December 31, 2001 and of the consolidated shareholders’ equity as of De-cember 31, 2001 to the extent summarized in note 33 to the consolidated financial statements.

PricewaterhouseCoopers AG		KPMG Fides Peat

/s/ Clive Bellingham	/s/ Gerd Tritschler	/s/ Christopher Stirling	/s/ Erik F. J. Willems

Clive Bellingham	Gerd Tritschler	Christopher Stirling	Erik F. J. Willems
Basel, February 27, 2002		Zurich, February 27,2002

Consolidated Income Statement

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million, except per share amounts)	Notes	2003	2002	2001

Sales	4/5	6,578	6,197	6,323
Cost of goods sold		(3,293)	(3,132)	(3,199)

Gross profit		3,285	3,065	3,124
Marketing and distribution		(1,204)	(1,146)	(1,178)
Research and development		(727)	(697)	(723)
General and administrative		(645)	(582)	(581)
Restructuring and impairment	6	(163)	(396)	(277)

Operating income		546	244	365
Income/(loss) from associates and joint ventures	15	(1)	(7)	(5)
Financial expense, net	7	(134)	(188)	(249)

Income before taxes and minority interests		411	49	111
Income tax expense	8	(139)	(70)	(76)

Income/(loss) before minority interests		272	(21)	35
Minority interests		(4)	(6)	(1)

Net income/(loss)		268	(27)	34

Basic earnings/(loss) per share (US$)	9	2.64	(0.26)	0.34

Diluted earnings/(loss) per share (US$)	9	2.63	(0.26)	0.34

Weighted average number of shares, basic and diluted (millions
of shares)		102	102	101

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(at December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001

ASSETS
Current assets
Cash and cash equivalents		206	232	288
Trade receivables	10	1,707	1,602	1,860
Other accounts receivable	10	308	243	242
Other current assets	11	696	516	214
Inventories	12	1,811	1,704	1,716

Total current assets		4,728	4,297	4,320

Non-current assets
Property, plant and equipment	13	2,374	2,310	2,348
Intangible assets	14	2,658	2,813	3,004
Investments in associates and joint ventures	15	107	95	103
Deferred tax assets	16	668	666	666
Other financial assets	17	430	345	268

Total non-current assets		6,237	6,229	6,389

TOTAL ASSETS		10,965	10,526	10,709

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		(862)	(725)	(687)
Current financial debts	18	(749)	(1,207)	(1,420)
Income taxes payable		(289)	(210)	(220)
Other current liabilities	19	(747)	(794)	(882)
Provisions	21	(265)	(222)	(231)

Total current liabilities		(2,912)	(3,158)	(3,440)

Non-current liabilities
Non-current financial debts	20	(1,017)	(925)	(1,116)
Deferred tax liabilities	16	(1,071)	(1,098)	(1,159)
Provisions	21	(845)	(915)	(835)

Total non-current liabilities		(2,933)	(2,938)	(3,110)

Commitments and contingencies	29

Total liabilities		(5,845)	(6,096)	(6,550)
Minority interests		(67)	(80)	(73)

Shareholders’ equity
Issued share capital: 112,564,584 ordinary shares		(667)	(667)	(667)
Retained earnings		(439)	(225)	(280)
Reserves		(4,451)	(3,970)	(3,657)
Treasury shares: 10,881,912 ordinary shares		504	512	518
(2002: 11,023,465; 2001: 11,131,664)

Total equity		(5,053)	(4,350)	(4,086)

TOTAL LIABILITIES AND EQUITY		(10,965)	(10,526)	(10,709)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Cash Flow Statement

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001

Operating income		546	244	365
Reversal of non-cash items:
Depreciation, amortization and impairment on
Property, plant and equipment	13	312	374	344
Intangible assets	14	243	282	232
Loss/(gain) on disposal of non-current assets		(67)	(26)	(66)
Charges in respect of provisions	21	420	432	452
Cash (paid)/received in respect of:
Interest and other financial receipts		72	181	70
Interest and other financial payments		(185)	(398)	(260)
Taxation		(120)	(191)	(258)
Restructuring provisions	21,22	(210)	(246)	(352)
Contributions to pension schemes	21	(110)	(209)	(53)
Other provisions	21	(157)	(49)	(64)

Cash flow before working capital changes		744	394	410
Change in net current assets	24	55	408	138

Cash flow from operating activities		799	802	548

Additions to property, plant and equipment	13	(221)	(165)	(253)
Proceeds from business divestments	25	14	11	195
Proceeds from disposals of property, plant and equipment		36	54	12
Purchase of intangibles, investments in associates and other
financial assets		(58)	(166)	(57)
Proceeds from disposal of intangible and financial assets		21	6	12
Business acquisitions (net of cash acquired)	25	-	-	(4)
Acquisition of minorities	25	(29)	-	(27)

Cash flow from/(used for) investing activities		(237)	(260)	(122)

Net change in Novartis AG debt		-	-	(125)
Increases in other third party interest-bearing debt		369	511	1,240
Repayment of third party interest-bearing debt		(938)	(1,067)	(1,849)
Repayment of debts factored with recourse		-	-	(137)
Sale/(purchase) of treasury shares		4	3	3
Dividends paid to group shareholders		(65)	(48)	-
Dividends paid to minorities		(4)	(6)	-

Cash flow from/(used for) financing activities		(634)	(607)	(868)

Net effect of currency translation on cash and cash equivalents		46	9	(26)

Net change in cash and cash equivalents		(26)	(56)	(468)

Cash and cash equivalents at the beginning of the year		232	288	756
Cash and cash equivalents at the end of the year		206	232	288

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Equity

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment	Treasury shares, at cost	Total shareholders equity

January 1, 2001	667	249	4,119		(301)	(524)	4,210

Net income		34					34
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				(11)			(11)
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				(17)			(17)
Issue of shares under employee share
purchase plan		(3)				6	3
Translation effects					(133)		(133)

December 31, 2001	667	280	4,119	(28)	(434)	(518)	4,086

Net loss		(27)					(27)
Issue of shares under employee share
purchase plan		(3)				6	3
Dividends paid to group shareholders		(48)					(48)
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				(40)			(40)
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				30			30
Income Taxes		23		11			34
Translation effects					312		312

December 31, 2002	667	225	4,119	(27)	(122)	(512)	4,350

Net income		268					268
Issue of shares under employee share
purchase plan		(4)				8	4
Dividends paid to group shareholders		(65)					(65)
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				17			17
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				44			44
Change in consolidation scope		(5)					(5)
Income taxes		18		(10)			8
Translation effects					432		432

December 31, 2003	667	437	4,119	24	310	(504)	5,053

The accompanying notes form an integral part of the consolidated financial statements.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders’ equity, for the years ended December 31, 2003, 2002 and 2001, were US$760 million, US$306 million and US$(130) million, respectively.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$135 million of the additional paid in capital is not available for distribution.

On May 5, 2003, a dividend of CHF 0.85 per share was paid in respect of 2002 (2001: CHF 0.80 per share paid in April 2002).

The Board of Directors proposes a dividend in respect of 2003 of CHF 1.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2003	2002	2001

January 1	12	(17)	-
Gain recognized in equity on initial adoption of IAS 39	-	-	4
Gains/(losses) recognized in equity during the period	86	69	(27)
(Gains)/losses removed from equity and reported in net income during the period	(42)	(43)	6
(Gains)/losses removed from equity and adjusted against carrying amount of related
asset or liability	-	4	-
Deferred tax	(8)	(1)	-

December 31	48	12	(17)

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2003	2002	2001

January 1	(39)	(11)	-
Gains/(losses) recognized in equity during the period	17	(40)	(11)
Gains/(losses) removed from equity and reported in net income during the period	-	-	-
Deferred tax	(2)	12	-

December 31	(24)	(39)	(11)

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Application of U.S. GAAP would have affected shareholders’ equity and net income for the years ended December 31, 2003, 2002 and 2001 as detailed in Note 33 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

The consolidated financial statements are presented in United States dollars (“U.S.$” or “U.S. dollars”) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Accounting policies Scope of consolidation

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as “Syngenta”) and Syngenta’s interest in associates and joint ventures.

Principles of consolidation

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

Associates and joint ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. The consolidated financial statements include Syngenta’s share of the total recognized gains and losses of associates and joint ventures on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence ceases.

Other investments

Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders’ equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized as an expense in the income statement.

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

Where a right of return exists and a reasonable estimate of returns can be made, revenue is recorded on delivery and is reduced by an allowance for estimated returns. If a reasonable estimate of returns cannot be made at the time of delivery, revenue is recognized when the right of return no longer exists.

Where third parties hold Syngenta inventories on a consignment basis, revenue is recognized when Syngenta is notified that inventories have been withdrawn from consignment and delivered to customers.

Revenue from royalty income is recognized in the consolidated income statement when earned through performance. Amounts received in advance of performance are deferred in the consolidated balance sheet. Royalties which are earned based on sales are recognized as revenue in the period that the related sales occur.

Revenue in multiple-deliverable arrangements is allocated to each deliverable which has stand-alone value to the customer, based on the relative fair values of each deliverable.

Foreign currencies

The consolidated financial statements are expressed in U.S. dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy have been translated into U.S. dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into U.S. dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to U.S. dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinean peso. In the local financial statements, U.S. dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinean Government where these were different. The impact of revaluation was taken to the income statement.

Syngenta denominates goodwill and fair value adjustments arising on acquisitions in U.S. dollars.

Research and development

Research and development expenses are fully charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

Costs of purchasing patent rights are capitalized as intangible assets. Costs of applying for patents for internally developed products, costs of defending existing patents, and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

Trade and other accounts receivable

The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Adjustments for doubtful receivables are calculated by reviewing individual receivable balances, taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectibility. Receivable balances are written off only when there is no realistic prospect of any further collections.

In certain markets, factoring is within the normal course of business. Where receivables are factored without recourse to Syngenta, the relevant receivable is derecognized and cash recorded. Where receivables are factored with full or partial recourse to Syngenta, the receivable is not derecognized and a liability reflecting the obligation to the factor is recorded within financial debts until Syngenta’s liability is discharged through the factor receiving payment from the customer.

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

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta’s buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill is amortized to income on a straight-line basis over its useful life and is included within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, reviewed annually and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders’ equity.

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

Impairment

Non-current assets, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of net selling price and value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset’s carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2003, the discount rates utilized were between 12% and 16%. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.

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

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.

Dividends

Dividends are recorded in the consolidated financial statements in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs and U.S. dollars, respectively. On December 30, 2003, Syngenta de-listed from the OM Stockholm Stock Exchange and the London Stock Exchange.

Treasury shares

Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differ-

ences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs are charged to income as incurred.

Financial instruments

Non-derivative financial liabilities are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business. Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses are included in “financial expense, net” within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in fair value of such hedges are dealt with in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders’ equity. The gain or loss is recognized in the income statement when the committed or forecasted transaction is recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in the income statement.

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

IAS 39, “Financial Instruments: Recognition and Measurement” became effective for Syngenta on January 1, 2001. As a result, upon adoption, unrealized gains and losses on derivative financial instruments designated as hedges of anticipated transactions were recorded as derivative assets or derivative liabilities in the balance sheet and in the cash flow hedge reserve in shareholders’ equity. The adoption of IAS 39 resulted in the inclusion of a cash flow hedge reserve in equity of approximately US$4 million on a pre-tax basis and approximately US$3 million on an after-tax basis.

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

Environmental provisions

Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date.

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

3. Changes in the scope of consolidation

The following significant changes were made during 2003, 2002 and 2001:

Acquisitions 2003

On January 28, 2003, additional shares were acquired in Syngenta India Limited increasing Syngenta’s shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of US$29 million. Goodwill of US$6 million was recognized on this transaction and will be amortized over a period of 10 years.

Acquisitions 2002

On June 26, 2002, additional shares in Wilson Genetics LLC (United States) were acquired, increasing Syngenta’s shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta’s shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

Acquisitions 2001

On January 1, 2001, 100% of Pollen Ltd. (Kenya) was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd., (Malaysia) increasing Syngenta’s shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd. (Thailand) increasing Syngenta’s shareholding to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA (France) increasing Syngenta’s shareholding to 100% from 44% and on September 1, 2001, additional shares were acquired in To-mono Agrica K.K. (Japan) increasing Syngenta’s shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Divestments 2001

In connection with the formation of Syngenta, Syngenta agreed to divest certain products and product rights in order to obtain regulatory authorities’ approval of the merger of Novartis agribusiness with Zeneca agrochemicals business. In 2001, completed divestments included the sales of the herbicide propaquizafop, the fungicide flutriafol and the insecticide thiocyclam. 2001 sales in the period up to divestment were US$9 million for these products and product rights. 2001 divestments produced net gains of US$75 million (Note 6).

4. Segmental breakdown of key figures 2003, 2002, and 2001

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides, and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

Plant Science

The Plant Science segment is engaged in research, development and licensing of technologies enabling production of plants with enhanced agronomic, nutritional and pharmaceutical properties. Future income is expected to arise from sales of produce and licensing arrangements.

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

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

2003 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,507	1,071	-	-	6,578
Cost of goods sold	(2,783)	(510)	-	-	(3,293)

Gross profit	2,724	561	-	-	3,285

Marketing and distribution	(927)	(275)	(2)	-	(1,204)
Research and development	(454)	(127)	(146)	-	(727)
General and administrative	(563)	(59)	(23)	-	(645)
Restructuring and impairment	(192)	-	29	-	(163)

Operating income	588	100	(142)	-	546

Included in the above operating income are:
Personnel costs	(1,241)	(272)	(69)	-	(1,582)
Depreciation of property, plant and equipment	(226)	(32)	(5)	-	(263)
Impairment of property, plant and equipment	(49)	-	-	-	(49)
Amortization of intangible assets	(229)	(10)	(2)	-	(241)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(1)	2	(2)	-	(1)
Other non-cash items including charges in respect of provi-
sions	(361)	(13)	21	-	(353)

Total assets	8,396	1,042	205	1,322	10,965
Liabilities and minority interests	(2,379)	(303)	(32)	(3,198)	(5,912)

Included in total assets are:
Total property, plant and equipment	2,072	211	91	-	2,374
Additions to property, plant and equipment	178	26	17	-	221
Additions to intangible assets	43	1	-	-	44
Total investments in associates and joint ventures	78	17	12	-	107

Employees at year end	14,822	5,968	667	-	21,457

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2002 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,260	937	-	-	6,197
Cost of goods sold	(2,681)	(451)	-	-	(3,132)

Gross profit	2,579	486	-	-	3,065

Marketing and distribution	(909)	(237)	-	-	(1,146)
Research and development	(425)	(119)	(153)	-	(697)
General and administrative	(500)	(62)	(20)	-	(582)
Restructuring and impairment	(348)	(48)	-	-	(396)

Operating income	397	20	(173)	-	244

Included in the above operating income are:
Personnel costs	(1,186)	(255)	(76)	-	(1,517)
Depreciation of property, plant and equipment	(223)	(30)	(13)	-	(266)
Impairment of property, plant and equipment	(100)	(8)	-	-	(108)
Amortization of intangible assets	(239)	(11)	-	-	(250)
Impairment of intangible assets	-	(32)	-	-	(32)
Income/(loss) from associates and joint ventures	(4)	-	(3)	-	(7)
Other non-cash items including charges in respect of provi-
sions	(385)	(20)	(1)	-	(406)

Total assets	8,189	1,005	91	1,241	10,526
Liabilities and minority interests	(2,360)	(261)	(16)	(3,539)	(6,176)

Included in total assets are:
Total property, plant and equipment	2,035	199	76	-	2,310
Additions to property, plant and equipment	130	23	12	-	165
Additions to intangible assets	18	4	-	-	22
Total investments in associates and joint ventures	72	13	10	-	95

Employees at year end	15,698	5,891	775	-	22,364

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2001 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,385	938	-	-	6,323
Cost of goods sold	(2,740)	(459)	-	-	(3,199)

Gross profit	2,645	479	-	-	3,124

Marketing and distribution	(948)	(230)	-	-	(1,178)
Research and development	(458)	(112)	(153)	-	(723)
General and administrative	(501)	(66)	(14)	-	(581)
Restructuring and impairment	(265)	(9)	-	(3)	(277)

Operating income	473	62	(167)	(3)	365

Included in the above operating income are:
Personnel costs	(1,199)	(246)	(34)	-	(1,479)
Depreciation of property, plant and equipment	(221)	(31)	(8)	-	(260)
Impairment of property, plant and equipment	(84)	-	-	-	(84)
Amortization of intangible assets	(221)	(11)	-	-	(232)
Income/(loss) from associates and joint ventures	(3)	-	(2)	-	(5)
Other non-cash items including charges in respect of provi-
sions	(346)	(40)	-	-	(386)

Total assets	8,711	1,102	132	764	10,709
Liabilities and minority interests	(2,261)	(250)	(30)	(4,082)	(6,623)

Included in total assets are:
Total property, plant and equipment	2,070	208	70	-	2,348
Additions to property, plant and equipment	201	39	13	-	253
Additions to intangible assets	118	10	-	-	128
Total investments in associates and joint ventures	70	15	18	-	103

Employees at year end	16,290	5,707	794	-	22,791

5. Regional breakdown of key figures 2003, 2002 and 2001

2003 (US$ million)	NAFTA (2)	Europe & AME (3)	Latin America	Asia Pacific	Total

Sales (1)	2,247	2,591	829	911	6,578
Total assets	2,614	6,685	801	865	10,965
Additions to property, plant and equipment	65	132	14	10	221
Additions to intangible assets	-	37	-	7	44

2002 (US$ million)	NAFTA (2)	Europe &AME (3)	Latin America	Asia Pacific	Total

Sales(1)	2,260	2,346	661	930	6,197
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment	58	89	10	8	165
Additions to intangible assets	1	21	-	-	22

		Europe &	Latin	Asia
2001 (US$ million)	NAFTA (2)	Europe &AME (3)	Latin America	Asia Pacific	Total

Sales(1)	2,291	2,263	765	1,004	6,323
Total assets	3,123	5,740	1,005	841	10,709
Additions to property, plant and equipment	90	128	15	20	253
Additions to intangible assets	83	45	-	-	128

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2003, 2002, and 2001:

(US$ million, except %)			Sales (1)						Total assets

Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%

Switzerland	128	2	131	2	102	2	4,220	38	4,073	39	3,749	35
UK	162	2	162	3	151	2	943	9	804	8	918	9
USA	1,838	28	1,867	30	1,900	30	2,482	23	2,602	25	3,003	28
France	471	7	473	8	577	9	457	4	409	4	358	3
Brazil	519	8	354	6	466	7	689	6	523	5	783	7
Germany	380	6	337	5	281	5	143	1	98	1	77	1
Others	3,080	47	2,873	46	2,846	45	2,031	19	2,017	18	1,821	17

Total	6,578	100	6,197	100	6,323	100	10,965	100	10,526	100	10,709	100

(US$ million, except %)	Additions to property, plant and equipment	Additions to intangible assets

Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%

Switzerland	52	23	29	18	27	11	35	80	20	92	45	35
UK	46	21	31	19	63	25	-	-	-	-	-	-
USA	64	29	56	34	88	35	-	-	1	4	83	65
France	7	3	9	5	3	1	-	-	-	-	-	-
Brazil	12	6	7	4	11	4	-	-	-	-	-	-
Germany	1	-	1	1	1	-	-	-	-	-	-	-
Others	39	18	32	19	60	24	9	20	1	4	-	-

Total	221	100	165	100	253	100	44	100	22	100	128	100

No single customer accounts for 10% or more of Syngenta’s total sales.
___________

(1) Sales by location of third party customer.

(2) NAFTA - North American Free Trade Association comprising the United States, Canada and Mexico

(3) AME - Africa and the Middle East

6. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2003	2002	2001

Merger and integration costs related to business combinations	(21)	(28)	(117)
Restructuring costs for redundant operations and activities;
- cash costs	(163)	(220)	(137)
- non-cash pension and other post-retirement benefits restructuring cred-
its/(charges)	9	(14)	(12)
- tangible fixed asset impairments	(44)	(102)	(84)
- intangible fixed asset impairments	-	(32)	(2)
Divestment gains	56	-	75

Total	(163)	(396)	(277)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Divestment gains in 2003 represent a net pre-tax gain of US$39 million on a sale of technology and intellectual property to Diversa Corporation and gains of US$17 million on the divestment of other product rights.

Divestment gains of US$75 million in 2001 represent the net pre-tax gain on the disposal of products divested in response to competition authorities’ requirements on the merger of Novartis agribusiness and Zeneca agrochemicals to form Syngenta in November 2000.

7. Financial expense, net

(US$ million)	2003	2002	2001

Interest income	71	75	69

Financial income	71	75	69

Interest expense- third party	(124)	(188)	(242)
Other financial expense	(28)	(19)	(22)

Financial expense	(152)	(207)	(264)

Currency gains/(losses), net	(53)	(56)	(54)

Total	(134)	(188)	(249)

8. Income tax expense

Income before taxes and minority interests consists of the following:

(US$ million)	2003	2002	2001

Switzerland	240	273	(104)
Foreign	171	(224)	215

Total income before taxes and minority interests	411	49	111

Income tax expense consists of the following:

(US$ million)	2003	2002	2001

Current income tax expense
Switzerland	(25)	(28)	(15)
Foreign	(141)	(103)	(129)

Total current income tax expense	(166)	(131)	(144)

Deferred income tax expense
Switzerland	(13)	(57)	36
Foreign	40	118	32

Total deferred income tax expense	27	61	68

Total income tax expense
Switzerland	(38)	(85)	21
Foreign	(101)	15	(97)

Total income tax expense	(139)	(70)	(76)

The components of current income tax expense are:

(US$million)	2003	2002	2001

Current tax relating to current years	(251)	(145)	(178)
Adjustments to current tax for prior periods	23	(12)	28
Benefit of previously unrecognized tax losses	62	26	6

Total	(166)	(131)	(144)

The components of deferred income tax expense are:

(US$ million)	2003	2002	2001

Origination and reversal of temporary differences	108	99	143
Changes in tax rates	-	(10)	(2)
Benefit of previously unrecognized tax losses	6	6	-
Non recognition of deferred tax assets	(87)	(34)	(73)

Total	27	61	68

The following tax was (charged)/credited to shareholders’ equity:

(US$million)	2003	2002	2001

Current tax	-	-	-
Deferred tax	8	34	-

Total	8	34	-

Analysis of tax rate

The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate are:

	2003%	2002%	2001%

Statutory tax rate	25	25	25
Effect of income taxed at different rates	(9)	63	(15)
Effect of disallowed expenditures	15	49	18
Effect of utilization of previously unrecognized deferred tax assets	(17)	(53)	(5)
Effect of non-recognition of tax losses in current year	17	41	34
Changes in prior year estimates and other items	-	16	11
Effect of non recognition of other deferred tax assets	3	-	-

Effective tax rate	34	141	68

The utilization of tax loss carry forwards lowered the tax charge by US$68 million, US$32 million and US$6 million in 2003, 2002 and 2001 respectively.

9. Earnings per share

(US$ million, except per share amounts)	2003	2002	2001

Net income/(loss) for the financial year	268	(27)	34

Basic earnings/(loss) per ordinary share (US$)	2.64	(0.26)	0.34

Diluted earnings/(loss) per ordinary share (US$)	2.63	(0.26)	0.34

Weighted average number of ordinary shares in issue (millions) –
basic and diluted.	102	102	101

Basic earnings per share has been calculated by dividing net income by the weighted average number of ordinary shares outstanding during the year (101,682,672 shares). Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive share options, to give a total of 101,952,669 shares. This takes into account the issuance of share options under the Syngenta Executive Stock Option Plan, the UK employee share option plans, and the potential for issuance of matching shares under the Deferred Share Plan. Treasury shares are deducted from the total shares in issue for the purposes of calculating earnings per share.

The weighted average number of ordinary shares has been adjusted for the number of treasury shares issued under Employee Share Purchase Plans (Note 27), as from the date of their issuance.

10. Trade and other accounts receivable

(US$ million)	2003	2002	2001

Trade accounts receivable, gross	1,984	1,854	2,188
Provision for doubtful receivables	(277)	(252)	(328)

Trade accounts receivable, net	1,707	1,602	1,860
Other receivables - third party	308	242	238
Other receivables - associates	-	1	4

Total	2,015	1,845	2,102

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2003	2002	2001

January 1	(252)	(328)	(324)
Additions charged to income	(2)	(33)	(27)
Amounts written off	42	73	42
Other movements	(44)	(16)	(29)
Translation effects	(21)	52	10

December 31	(277)	(252)	(328)

11. Other current assets

(US$ million)	2003	2002	2001

Prepaid expenses - third party	94	109	135
Derivative assets - hedging financing exposures	398	286	50
Derivative assets - hedging trading exposures	195	105	25
Marketable securities	5	13	4
Assets held for divestment	4	3	-

Total	696	516	214

12. Inventories

(US$ million)	2003	2002	2001

Raw materials and consumables	382	356	301
Work in progress	745	577	658
Finished products	684	771	757

Total	1,811	1,704	1,716

Movements on provisions for inventories were as follows:

(US$ million)	2003	2002	2001

January 1	(163)	(138)	(140)
Additions charged to income	(39)	(43)	(24)
Amounts utilized on disposal of related inventories	30	28	50
Other movements	-	(4)	(27)
Translation effects	(16)	(6)	3

December 31	(188)	(163)	(138)

At December 31, 2003 the value of the inventories against which these provisions have been made was US$381 million (2002: US$402 million), before deducting the provisions.

13. Property, plant and equipment

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2003	Total 2002	Total 2001

Cost
January 1	115	1,501	3,168	100	4,884	4,415	4,541
Additions	-	17	76	128	221	165	253
Disposals	(2)	(53)	(177)	(1)	(233)	(212)	(111)
Acquisition of Zeneca agrochemicals
business (Note 3)	-	-	-	-	-	-	(112)
Transfers between categories	-	29	78	(107)	-	-	-
Translation effects	9	161	332	12	514	516	(156)

December 31	122	1,655	3,477	132	5,386	4,884	4,415

Accumulated depreciation
January 1	(7)	(733)	(1,834)	-	(2,574)	(2,067)	(1,892)
Depreciation charge	-	(55)	(208)	-	(263)	(266)	(260)
Impairment	-	(28)	(21)	-	(49)	(108)	(84)
Depreciation on disposals	-	44	151	-	195	180	90
Translation effects	-	(92)	(229)	-	(321)	(313)	79

December 31	(7)	(864)	(2,141)	-	(3,012)	(2,574)	(2,067)

Net book value –
December 31	115	791	1,336	132	2,374	2,310	2,348

Net book value – December 31, 2002	108	768	1,334	100		2,310

Insured value – December 31, 2003	-	2,889	5,494	158	8,541	7,139	5,952

Asset impairments were calculated as described in Note 2. The impairments arose principally from the restructuring and site closures described in Note 22.

In 2002, Land and buildings of US$18 million net book value included above and held by the Crop Protection segment were held for resale. These were sold during 2003.

14. Intangible assets

(US$ million)	Goodwill	Product rights	Trademarks	Software	Other Intangibles	Total 2003	Total 2002	Total 2001

January 1	1,008	2,396	9	96	168	3,677	3,532	3,280
Additions	6	-	-	6	32	44	22	128
Disposals	(1)	-	-	-	(2)	(3)	(3)	(1)
Acquisition of Zeneca agrochemicals
business (Note 3)	-	-	-	-	-	-	-	130
Changes in scope of consolidation	-	-	-	-	-	-	3	18
Translation effects	3	69	1	4	9	86	123	(23)

December 31	1,016	2,465	10	106	207	3,804	3,677	3,532

Accumulated amortization
January 1	(202)	(554)	(3)	(55)	(50)	(864)	(528)	(302)
Amortization charge	(54)	(149)	(1)	(27)	(10)	(241)	(250)	(230)
Impairment	(2)	-	-	-	-	(2)	(32)	(2)
Amortization on disposals	1	-	-	-	-	1	1	1
Reclassification from other current
liabilities	-	-	-	-	-	-	(8)	-
Translation effects	-	(34)	(1)	(3)	(2)	(40)	(47)	5

December 31	(257)	(737)	(5)	(85)	(62)	(1,146)	(864)	(528)

Net book value,
December 31	759	1,728	5	21	145	2,658	2,813	3,004

Net book value,
December 31, 2002	806	1,842	6	41	118		2,813

Asset impairments were calculated as described in Note 2.

Amortization is included within both cost of goods sold and general and administrative expenses.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method:

		Balance sheet value			Income statement effect
(US$ million)	% Ownership	2003	2002	2001	2003	2002	2001

CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	73	66	57	(1)	(2)	(2)
Maïsadour Semences SA, France	40	14	10	8	2	1	1
North American Nutrition and Agribusiness Fund, USA	34	13	13	25	(2)	(4)	(3)
Others		7	6	13	-	(2)	(1)

Total		107	95	103	(1)	(7)	(5)

16. Deferred taxes

The analysis of deferred tax assets and liabilities is more detailed than was reported in prior years. The analyses for 2002 and 2001 below have been reclassified accordingly. The deferred tax assets and liabilities are analyzed as follows:

	Reclassified		Reclassified

(US$ million)	2003	2002	2001

Assets associated with:
- inventories	127	131	125
- accounts receivable	49	41	31
- property, plant and equipment	13	12	6
- pension and employee costs	79	101	92
- provisions	228	185	278
- net operating losses	94	61	55
- financial instruments, including derivatives	13	22	21
- other	65	113	58

Deferred tax assets	668	666	666

Liabilities associated with:
- property, plant and equipment depreciation	254	255	247
- intangible assets	513	541	540
- pensions and employee costs	32	27	7
- inventories	35	33	23
- financial instruments, including derivatives	85	54	57
- other provisions and accruals	12	4	113
- other	140	184	172

Deferred tax liabilities	1,071	1,098	1,159

Net deferred tax asset/(liability)	(403)	(432)	(493)

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows:

(US$ million)	2003	2002	2001

one year	43	5	1
two years	37	42	2
three years	179	36	43
four years	156	149	149
five years	167	131	110
more than five years	180	110	155
no expiry	248	107	17

Total	1,010	580	477

The movements in deferred tax assets and liabilities during the year were as follows:

	Reclassified

(US$ million)	January 1	Recognized in net income	Recognized in equity	Translation effects	Other move- ments	December

Assets associated with
- Inventories	131	(4)	-	-	-	127
- accounts receivable	41	5	-	3	-	49
- property, plant and equipment	12	1	-	-	-	13
- pensions and employee costs	101	(27)	-	5	-	79
- provisions	185	36	-	2	5	228
- net operating losses	61	21	-	12	-	94
- financial instruments, including derivatives	22	14	(1)	(5)	(17)	13
- other	113	(12)	(4)	21	(53)	65

Deferred tax assets, net of valuation allowance	666	34	(5)	38	(65)	668

Liabilities associated with:
- property, plant and equipment	255	(21)	-	22	(2)	254
- intangible assets	541	(12)	-	7	(23)	513
- pensions and employee costs	27	2	-	1	2	32
- inventories	33	1	-	1	-	35
- financial instruments, including derivatives	54	25	-	4	2	85
- other provisions and accruals	4	14	-	1	(7)	12
- other	184	(2)	(13)	10	(39)	140

Deferred tax liabilities	1,098	7	(13)	46	(67)	1,071

Net deferred tax asset/(liability)	(432)	27	8	(8)	2	(403)

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items:

(US$ million)	2003	2002	2001

Temporary differences for which no deferred tax assets have been recognized	249	190	148
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	454	453	443

17. Other financial assets

(US$ million)	2003	2002	2001

Long-term loans to associates	8	7	6
Equity securities available-for-sale and non-current receivables	229	159	197
Prepaid pension (Note 26)	193	179	65

Total	430	345	268

In 2003, 2002 and 2001, the line “Equity securities available-for-sale and non-current receivables” includes available-for-sale securities of US$133 million, US$70 million and US$92 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.

18. Current financial debts

(US$ million)	2003	2002	2001

Receivables factored with recourse	38	54	202
Euro floating rate notes	-	367	-
Commercial paper	518	221	79
Bank and other financial debt	191	564	1,137
Current portion of non-current financial debts (Note 20)	2	1	2

Total	749	1,207	1,420

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts was 9.6% per annum, 6.9% per annum and 7.6% per annum in 2003, 2002 and 2001 respectively.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$2,500 million (the “Credit Facility”) which matures in 2005. As of December 31, 2003 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating assigned to Syngenta by Moody’s Investors’ Services, Inc. and Standard and Poor’s Corporation ranging from 0.2% to 0.3% of the unused amount throughout the term of the facilities.

€350 million of Floating Rate Notes matured in July 2003. At issue, these liabilities had a value of US$296 million. At maturity on July 10, 2003, they had a value of US$400 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and matured at the same time.

Syngenta has a total of US$518 million of Euro Commercial paper and US Commercial paper in issue under its Global Commercial Paper program.

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)	2003	2002	2001

Accrued expenses	325	442	429
Social security and pension contributions	61	27	27
Derivative liabilities - hedging financing exposures	47	57	22
Derivative liabilities - hedging trading exposures	79	37	65
Other payables	235	231	339

Total	747	794	882

20. Non-current financial debts

(US$ million)	2003	2002	2001

Unsecured bond issues	1,012	842	1,012
Liabilities to banks and other financial institutions	5	82	103
Finance lease obligations	2	2	3

Total (including current portion of non-current financial debt)	1,019	926	1,118
Less: current portion of non-current financial debt (Note 18)	(2)	(1)	(2)

Total	1,017	925	1,116

The weighted average interest rate on the non-current bank and other financial debts was 4.8% per annum, 5.0% per annum and 5.5% per annum in 2003, 2002 and 2001, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 6.9% per annum, 6.0% per annum and 7.1% per annum in 2003, 2002 and 2001, respectively.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. As at December 31, 2003, they are shown at a value of US$1,012 million. The market value of the bond at this date was US$1,062 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

On June 20, 2003, Syngenta signed a US$2 billion Euro Medium Term Note (EMTN) program. This will enhance flexibility in managing the group’s debt structure. There were no issues of Notes from the program in 2003.

Terms and debt repayment schedule

(US$ million)	Total	1 yr or less	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	More than 5 yrs

Euro 5.5% bond repayable 2006	1,012			1,012
Commercial paper at various rates	518	518
Amounts owing to banks under various loan
and overdraft facilities, in various currencies
and at various interest rates	198	193	1	1	1	1	1
Receivables factored with recourse	38	38

Total	1,766	749	1	1,013	1	1	1

21. Provisions

(US$ million)	2003	2002	2001

Restructuring provisions (Note 22)	262	273	257
Employee benefits
- pensions (Note 26)	136	101	119
- other post-retirement benefits (Note 26)	70	112	108
- other long-term employee benefits	53	54	53
Environmental provisions (Note 29)	381	381	355
Provisions for legal and product liability settlements	77	51	75
Other provisions	131	165	99

Total	1,110	1,137	1,066

Current portion of:
- restructuring provisions	151	128	132
- employee benefits	25	25	36
- environmental provisions	25	18	29
- provisions for legal and product liability settlements	16	12	-
- other provisions	48	39	34

Total current provisions	265	222	231
Total non-current provisions	845	915	835

Total	1,110	1,137	1,066

The following table analyzes the movement in provisions during 2003:

(US$ million)	Balance at January 1, 2003	Charged to income	Release of provisions credited to income	Payments	Reclass- ifications	Translation effects	Balance at December 31, 2003

Restructuring provisions (Note 22)	273	189	(14)	(210)	5	19	262
Employee benefits
- pensions (Note 26)	101	129	(1)	(110)	(2)	19	136
- other post-retirement benefits
(Note 26)	112	15	-	(58)	-	1	70
- other long-term employee benefits	54	8	(1)	(4)	(6)	2	53
Environmental provisions (Note 29)	381	35	(1)	(55)	(1)	22	381
Provisions for legal and product liability settlements	51	22	(11)	(14)	24	5	77
Other provisions	165	61	(11)	(26)	(66)	8	131

Total	1,137	459	(39)	(477)	(46)	76	1,110

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total

January 1, 2001	178	172	350

Cash payments	(111)	(241)	(352)
Additions charged to income	91	178	269
Releases credited to income	(7)	1	(6)
Other movements	(2)	5	3
Translation (gains)/losses net	(2)	(5)	(7)

December 31, 2001	147	110	257

Cash payments	(84)	(162)	(246)
Additions charged to income	119	157	276
Releases credited to income	(14)	-	(14)
Reclassifications	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22

December 31, 2002	170	103	273

Cash payments	(110)	(100)	(210)
Additions charged to income	72	117	189
Releases credited to income	(5)	(9)	(14)
Reclassifications	6	(1)	5
Translation (gains)/losses net	12	7	19

December 31, 2003	145	117	262

Restructuring provisions and costs relate to business changes which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations. For the periods presented they relate mainly to Syngenta’s business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. The merger restructuring plans are due to complete by the end of 2005.

Approximately 3,950 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2003, and 3,600 employees had already left the group by that date. Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

The charge to income of US$189 million in 2003 mainly represents:

  The plans announced in June 2003 to restructure Syngenta’s HQ functions. These involve a reduction of 140 jobs by the end of 2005. The total cost expected to be incurred is US$52 million, which was recognized in 2003. This largely represents employee termination costs.

  Further restructuring of Syngenta’s Crop Protection operations in France, involving a reduction of 80 jobs by the end of 2004. The total cost of the restructuring is US$33 million, of which US$29 million was recognized in 2003 and represents employee termination costs.

  Further restructuring of Crop Protection manufacturing facilities. The cost incurred in 2003 was US$43 million.

  Costs of implementing common business processes and systems. Costs incurred in 2003 were US$28 million.

  Restructuring of research and development, and the transfer to Diversa Corporation of biotechnology research activities, announced in December 2002. Provision for contract termination costs of US$10 million was recognized in 2003.

  Approximately 1,000 employees left Syngenta during 2003 as a result of restructuring initiatives.

The charge to income of US$276 million in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta’s main research and development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in Quarter 4. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

The charge to income of US$269 million in 2001 arising from the integration of the combined Syngenta businesses represents principally the creation of new organizational structures to replace the previous separate legacy organizations and the plans announced in August 2001 to close certain manufacturing sites and refocus other continuing manufacturing sites.

23. Share capital

The number of ordinary shares of par value CHF 10 authorized, issued and outstanding, and movements during the period, were as follows:

(Millions of shares)	Shares in issue	2003 Treasury shares held	Shares in issue	2002 Treasury shares held	Shares in issue	2001 Treasury shares held

As at January 1	112.6	(11.0)	112.6	(11.2)	112.6	(11.3)
Issue of ordinary shares under employee share pur-
chase and option plans	-	0.1	-	0.2	-	0.1

As at December 31	112.6	(10.9)	112.6	(11.0)	112.6	(11.2)

24. Cash flows arising from change in net current assets

(US$ million)	2003	2002	2001

Change in inventories	41	98	101
Change in trade and other accounts receivable and other net current assets	94	360	41
Change in trade and other accounts payable	(80)	(50)	(4)

Total	55	408	138

25. Cash flows arising from major business acquisitions and divestments

The following is a summary of the cash flow impact of the major business acquisitions and divestments:

(US$ million)	2003 Acquisitions	2003 Divestments	2002 Divestments	2001 Acquisitions	2001 Divestments

Cash and cash equivalents	-	-	-	(21)	-
Trade and other accounts receivable	-	-	-	(2)	105
Other current assets	-	-	10	-	-
Inventories	-	-	-	(1)	-
Property, plant and equipment	-	6	-	(1)	-
Intangible assets (excluding goodwill)	-	-	-	(10)	15
Other non-current assets	-	-	-	(1)	-
Current and non-current financial debts	-	-	-	-	-
Other liabilities	-	-	-	1	-
Provisions	-	-	-	-	-

Net assets (acquired)/divested	-	6	10	(35)	120

Acquired/(divested) cash and cash equivalents	-	-	-	21	-
Decrease in investments in associates	-	-	-	11	-

Sub-total	-	6	10	(3)	120

Goodwill	(6)	-	-	(8)	-
Fair value of shares and warrants issued / (received)	-	(48)	-	-	-
Reduction of equity and minority interests	(23)	-	-	(20)	-
Divestment gains	-	56	1	-	75

Net cash flow	(29)	14	11	(31)	195

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are “defined contribution” where the company contribution and resulting benefits costs are a set percentage of employees’ pay. However, the majority of employees are covered by “defined benefit” plans where benefits are based on employees’ length of service and final pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the United States. With effect from January 1, 2002, the defined benefit section of Syngenta’s main UK pension plan was closed to employees joining Syngenta after that date. At December 31, 2001, certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at December 31, 2001 and January 1, 2002 in the table below. As part of the January 1, 2002 changes in UK pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. Also, certain elements of the remuneration of Swiss employees are pensionable under a savings arrangement. Employer and employee contributions are paid into a notional savings account within the pension fund. The value of these notional employee accounts is included in the benefit obligation and plan asset figures at December 31, 2001 and January 1, 2002 in the table below. With effect from 2002, this component of the pension plan has been reported as a defined contribution plan. Consequently, US$27 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. Both the reporting changes described above were included in the “other movements” line in the benefit obligation and plan asset roll forward tables for 2002. Neither change had any effect on the reported funded status of the plans, or on net income for 2002.

A summary of the status of the main independent defined benefit plans at December 31, 2003, 2002 and 2001 using actuarial assumptions determined in accordance with IAS 19 (revised 2002) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits
(US$ million)	2003	2002	2001	2003	2002	2001

Benefit obligation
At beginning of year	2,849	2,313	2,300	138	113	103
Service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	8
Curtailments and settlements	33	(7)	(28)	-	-	2
Plan amendments	(2)	-	4	(1)	-	(26)
Actuarial (gain)/loss	60	142	(59)	35	21	30
Translation effects	295	300	(58)	2	1	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(6)
Other movements	15	(32)	17	-	-	-

Benefit obligation at end of year	3,364	2,849	2,313	177	138	113

	Pension			Other post-retirement benefits
(US$ million)	2003	2002	2001	2003	2002	2001

Plan assets at fair value
At beginning of year	2,287	2,132	2,353	-	-	-
Actual return on plan assets	294	(216)	(176)	-	-	-
Curtailments and settlements	(9)	(12)	-	-	-	-
Translation effects	248	275	(59)	-	-	-
Employer contributions	148	253	87	59	7	8
Employee contributions	19	18	15	-	-	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	5	(62)	(6)	-	-	-

Plan assets at fair value at end of year	2,840	2,287	2,132	50	-	-

	Pension			Other post-retirement benefits
(US$ million)	2003	2002	2001	2003	2002	2001

Funded status	(524)	(562)	(181)	(127)	(138)	(113)
Unrecognized actuarial (gain)/loss	517	605	124	76	49	31
Unrecognized past service costs/(gain)	-	-	-	(19)	(23)	(26)
Limitation on recognition of surplus due to uncertainty of ob-
taining future benefits	(10)	(5)	(2)	-	-	-

Prepaid/(accrued) benefit cost	(17)	38	(59)	(70)	(112)	(108)

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)	193	179	65	-	-	-
Accrued benefit liability	(210)	(141)	(124)	(70)	(112)	(108)

Net amount recognized	(17)	38	(59)	(70)	(112)	(108)

Of the accrued benefit liability for pensions of US$210 million at December 31, 2003, US$136 million is included in Note 21 as pension provisions and US$74 million as restructuring provisions (2002: US$101 million as pension and US$40 million as restructuring; 2001: US$119 million as pension and US$5 million as restructuring).

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows:

	Switzerland			UK		USA	Other plans		Group

At December 31, 2003	Expected rate of return %	Fair value US$m	Expected rate of return %		Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0	279	7.5		471	8.5	134	82	966
Property	4.5	114	-		-	8.0	-	-	114
Bonds	4.5	436	4.9		670	6.0	195	131	1,432
Other assets	1.5	88	4.9		114	8.5	25	101	328

Fair value of assets	5.0	917	6.0		1,255	7.5	354	314	2,840
Benefit obligation		(949)			(1,473)		(494)	(448)	(3,364)

Funded status		(32)			(218)		(140)	(134)	(524)

	Switzerland			UK		USA	Other plans		Group

At December 31, 2002	Expected rate of return %	Fair value US$m	Expected rate of return %		Fair value US$m	Expected rate of return %	Fair value US$m	Fair(1) value US$m	Fair(1) value US$m

Equities	7.0	208	7.5		475	9.5	189
Property	4.5	92	-		-	9.5	5
Bonds	4.5	382	4.9		381	6.1	68
Other assets	1.5	47	4.9		133	6.1	53

Fair value of assets	5.0	729	6.0		989	7.5	315	254	2,287
Benefit obligation		(782)			(1,227)		(460)	(380)	(2,849)

Funded status		(53)			(238)		(145)	(126)	(562)

	Switzerland			UK		USA	Other plans		Group

At December 31, 2001	Expected(1) rate of return %	Fair(1) value US$m	Expected rate of return %		Fair value US$m	Expected(1) rate of return %	Fair value US$m	Fair(1) value US$m	Fair(1) value US$m

Equities		244	7.2		527		182
Property		77	-		-		16
Bonds		239	5.3		335		103
Other assets		79	5.3		83		15

Fair value of assets	5.0	639	6.4		945	9.0	316	232	2,132
Benefit obligation		(556)			(1,070)		(396)	(291)	(2,313)

Funded Status		83			(125)		(80)	(59)	(181)

A legally separate trust was established for Syngenta’s US post retirement healthcare plans in 2003. Previously, these plans were unfunded. There are no significant post retirement healthcare plans in countries other than the United States. The plan assets for the US trust at December 31, 2003 were held as cash and cash equivalents.

(1)	Comparative data for these plans is available at total plan asset level only.

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2003	2002	2001	2003	2002	2001

Benefit cost
Current service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	8
Expected return on plan assets	(145)	(142)	(144)	-	-	-
Employee contributions	(19)	(18)	(15)	-	-	-
Amortization of actuarial loss	25	5	2	7	3	-
Effect of limitation on recognition of surplus	2	1	-	-	-	-

	129	80	62	19	13	10
Past service cost	-	4	4	(3)	(3)	(2)
Curtailments and settlements	46	33	6	-	-	2

Net periodic benefit cost	175	117	72	16	10	10

All the past service cost in 2001, and all the curtailment and settlement expense in 2003, 2002 and 2001, arose as a direct result of merger and restructuring activities and are included in the consolidated income statement in Restructuring and impairment.

In some Syngenta operations, employees are covered by defined contribution plans for pensions. In 2003, contributions and related expense charged to the consolidated income statement for these plans were US$14 million (2002: US$12 million; 2001; US$20 million). Also in 2003 Syngenta contributed US$12 million to 401(k) and similar deferred compensation plans for its US employees (2002: US$14 million; 2001: US$12 million).

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation:

		Pension		Other post-retirement benefits
Weighted-average assumptions: benefit cost for the year ended December 31	2003%	2002%	2001%	2003%	2002%	2001%

Discount rate	5.2	5.5	5.6	6.7	7.2	7.5
Rate of compensation increase	3.4	3.5	3.6	-	-	-
Expected return on plan assets	5.9	6.3	6.2	-	-	-

		Pension		Other post-retirement benefits
Weighted-average assumptions: benefit obligation as at December 31	2003%	2002%	2001%	2003%	2002%	2001%

Discount rate	5.0	5.2	5.5	6.2	6.7	7.2
Rate of compensation increase	3.0	3.4	3.5	-	-	-

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2003 was 10%, decreasing in each successive year from 2004 onwards, to reach an ultimate rate of 5% in 2011.

The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

The assumed healthcare cost trend rate at December 31, 2001 was 9%, decreasing in each successive year from 2002 onwards, to reach an ultimate rate of 4.25% in 2010 and thereafter.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2003 would have the following effects:

(US$ million)	1% point increase	1% point decrease

Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	19	(16)

27. Employee share participation plans

Employee and management share participation plans exist as follows:

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options) was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2003, 2002 and 2001, including the equivalent ADS that are offered to Syngenta employees in the United States, and summarizes information about share options outstanding at December 31, 2003, 2002 and 2001.

Exercise price CHF		Outstanding at January 1	Granted	Exercised	Lapsed	Outstanding at December 31	Exercisable	Remaining Life (years)

Year to December 31, 2001	76.5	511,500	-	-	(20,000)	491,500	-	9
	83.7	-	423,600	-	(5,100)	418,500	-	9.25

Total for year to
December 31, 2001		511,500	423,600	-	(25,100)	910,000	-

Year to December 31, 2002	76.5	491,500	-	-	(36,000)	455,500	-	8
	83.7	418,500	-	-	(41,900)	376,600	-	8.25
	98.0	-	703,818	-	(41,187)	662,631	-	9.25
	98.0	-	340,181	-	-	340,181	-	10.25

Total for year to
December 31, 2002		910,000	1,043,999	-	(119,087)	1,834,912	-

Year to December 31, 2003	76.5	455,500	-	(11,600)	(12,000)	431,900	431,900	7
	83.7	376,600	-	-	(35,200)	341,400	1,000	7.25
	98.0	662,631	-	(2,252)	(37,523)	622,856	47,362	8.25
	98.0	340,181	-	-	(3,068)	337,113	18,451	9.25
	59.7	-	698,466	(12,471)	(31,235)	654,760	28,946	9.25
	59.7	-	691,368	-	-	691,368	9,291	10.25

Total for year to
December 31, 2003		1,834,912	1,389,834	(26,323)	(119,026)	3,079,397	536,950

The weighted average fair value of options granted during the year was CHF 17 per option (2002: CHF 30; 2001: CHF 25).

The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. ADS are priced at one fifth of the exercise price of a Swiss option, converted to U.S. dollar at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date. For options holders who retired within the three years of the formation of the company their options vested on November 14, 2003 (except launch grant options), and are exercisable within 24 months of this date. For option holders who retire after this date, options vest on retirement and are exercisable within 24 months of that date.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants could voluntarily defer a part of the 2002 short-term incentive. For the incentive year 2003 the Syngenta Deferred Share Plan will become fully effective and a mandatory part of the 2003 short-term incentive will be allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

40,462 share awards were granted under the 2002 incentive year scheme at a market price of CHF 59.70.

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 110,022 shares (2002: 108,199 shares; 2001: 123,336 shares) were subscribed for, met through a release of treasury shares, at a market value of approximately CHF 75.75 per share (2002: CHF 86.70 per share; 2001: CHF 84.80 per share).

Employee Share Option Savings Plan

In November 2002, a Share Option Savings Plan was introduced for all UK employees. Options are granted at an exercise price which represents a 15% discount to the market price on the Swiss stock exchange (SWX) before the offer. Options over 257,712 ordinary Syngenta AG shares were granted under this scheme in 2002 at an exercise price of British pounds sterling 32.21 and are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan. As at December 31, 2003, the number of these options outstanding was 238,012.

In November 2003, under the same Share Option Savings Plan, UK employees were offered options in Syngenta AG shares at an exercise price of British pounds sterling 29.27, representing a 15% discount to the market price on the Swiss Stock Exchange (SWX) before the offer. Options over 69,059 ordinary Syngenta AG shares were granted under the scheme on December 22, 2003.

28. Transactions and agreements with related parties

Syngenta was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) through an agreement to spinoff and merge the Novartis Crop Protection and Seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”). Following the Transactions, Syngenta has operated as an independent company since November 13, 2000, the date of legal separation (the “Separation Date”).

Syngenta has entered into agreements with Novartis and AstraZeneca to govern certain of the ongoing relationships between Syngenta, Novartis and AstraZeneca at and after the Separation Date and to provide for an orderly transition. Based upon the accounting for the Transactions as an acquisition of Zeneca agrochemicals business by Novartis agri-business, the agreements with Novartis are considered to be related party agreements. Brief descriptions of significant related party agreements follow.

The Separation Agreements outlined below provided for the provision of various services between Syngenta and Novartis on a transitional basis and ensure that both parties have access to necessary information in the future. Certain Separation Agreements also allocate and separate amongst the parties the historic, current and possible future liabilities of the Novartis agribusiness and Zeneca agrochemicals business from the liabilities of the remaining activities of Novartis and AstraZeneca.

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

Tax Deed

The Tax Deed allocates Novartis’ and Syngenta’s responsibilities for certain tax matters. Novartis retained all tax liabilities arising out of or connected to the remaining Novartis businesses (excluding Novartis agribusiness) and the reorganization of the Novartis group for the purpose of separating Novartis agribusiness, except for certain events as described in the Tax Deed. Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to the No-vartis agribusiness or a Syngenta-related event as described in the Tax Deed. The Deed also provides for the management of tax affairs and dispute resolution.

Intellectual Property Agreements

Under the Intellectual Property Agreements, Syngenta acquired title to all relevant intellectual property that is exclusive to or predominantly relates to its business. Syngenta will license or will be licensed relevant intellectual property pertaining to the business of Syngenta that it shares with Novartis.

Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expire three years after the date of the completion of the transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty free and expire on January 4, 2005.

Pension Agreements

The Pension Agreements outlined how the liabilities and assets relating to benefits accrued by employees transferring to Syngenta were to be transferred to Syngenta by AstraZeneca and Novartis, as applicable. Syngenta now operates all its significant employee benefit arrangements independently from Novartis and AstraZeneca.

29. Commitments and contingencies

(US$ million)		2003	2002	2001

Leasing commitments:
Commitments arising from fixed-term operating
leases in effect at December 31 are as follows:
	2002	-	-	30
	2003	-	13	19
	2004	14	12	18
	2005	11	8	11
	2006	6	3	9
	2007	5	2	-
	2008	4	-	-
	Thereafter	21	4	43

Total		61	42	130

Operating lease expense of current year		29	30	31

Commitments for the purchase of property, plant and equipment		30	32	7

As of December 31, 2003, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. The approximate payments committed are as follows:

(US$ million)	2003	2002

2003	-	133
2004	131	96
2005	91	64
2006	76	57
2007	61	54
2008	59	-
Thereafter	56	38

Total	474	442

Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed to these institutions are as follows:

(US$ million)	2003	2002	2001

2002	-	-	52
2003	-	11	32
2004	40	11	21
2005	35	5	5
2006	27	3	2
2007	22	1	-
2008	4	-	-
Thereafter	1	-	1

Total	129	31	113

Syngenta’s other long-term commitments are as follows:

(US$ million)	2003	2002	2001

2003	-	12	-
2004	17	2	-
2005	2	2	-
2006	2	1	-
2007	2	1	-
2008	2	-	-
Thereafter	-	2	-

Total	25	20	-

Contingencies

Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

A number of Group companies are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Syngenta’s management, however, the ultimate outcome of the actions referred to will not materially affect Syngenta’s financial condition, but could be material to Syngenta’s results of operations in a given period.

Environmental Matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the United States, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (“PRP”) in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 21, Provisions. The environmental provision is principally related to potential li-

abilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta’s future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. It is not possible to estimate the amounts expected to be recovered via reimbursement, indemnification or insurance due to the uncertainty inherent in this area.

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta’s financial condition but could be material to Syngenta’s results of operations in a given period.

30. Principal currency translation rates

		2003 US$	2002 US$	2001 US$

Year end rates used for the consolidated balance sheets,
to translate the following currencies into US$, are:
	Swiss franc	1.24	1.39	1.68
	British pound sterling	0.56	0.62	0.69
	Japanese yen	106.94	118.72	131.31
	Euro	0.79	0.95	1.13
	Brazilian real	2.90	3.54	2.33

Average rates of the year used for the consolidated in-
come and cash flow statements, to translate the following
currencies into US$, are:
	Swiss franc	1.35	1.57	1.69
	British pound sterling	0.61	0.67	0.69
	Japanese yen	116.54	125.55	120.63
	Euro	0.89	1.07	1.12
	Brazilian real	3.12	2.89	2.32

31. Financial instruments

Market Risk

Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts and on equities held by defined pension plans. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta’s objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates and foreign currency rates. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates

Syngenta uses U.S. dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

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

Syngenta regularly monitors its exposure to loss from both country and customer risk. Syngenta has policies and operating guidelines in place to reduce the risk of loss by limiting the amount of exposure to individual countries and customers, or requiring additional security against exposures related to them, based on Syngenta’s assessment of the risks involved.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Syngenta’s liquidity situation is monitored in a pro-active manner in order to ensure that Syngenta has sufficient liquidity reserves at all times.

Cash Flow Hedges

Syngenta maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges.

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

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item. Any gains for losses on cash flow hedges arising due to hedge ineffectiveness would be shown in the income statement within Financial expense, net.

Undesignated Hedges

Syngenta also maintains cross currency swaps that (economically) convert its floating euro denominated debt into floating U.S. dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to U.S. dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The hedges relate to on balance sheet exposures as part of the group’s committed exposure program. The fair value movements from these transactions are recorded in the income statement.

In 2003, Syngenta used purchased options, based on a basket of equity price indices, to limit its economic exposure to changes in the fair value of equities held by the major defined benefit pension plans which it sponsors. These options were not designated as hedges. Gains and losses on these options are recorded in financial expense, net in the income statement. The changes in fair value of the underlying pension fund equities will affect the reported pension expense in future years. Pension expense is reported within operating income.

The contract values of financial instruments held at December 31, 2003, 2002 and 2001 were as follows:

(US$ million)	2003	2002	2001

Interest Rate Swaps
Less than one year	-	-	-
One to five years	1,686	1,516	1,106
Five to six years	-	-	-

Cross Currency Swaps
Less than one year	-	296	-
One to five years	677	677	973
Five to six years	-	-	-

Foreign Exchange Forward Contracts
Swiss franc	1,226	534	450
British pound sterling	1,254	1,002	756
Other European currencies	714	308	246
U.S. dollar	1,383	1,313	911
Others	312	61	35

Total	4,889	3,218	2,398

Maturities on foreign exchange forward contracts range from 3 to 338 days.

Currency Option Contracts
Swiss franc	449	570	350
British pound sterling	285	446	334
U.S. dollar	220	232	36

Total	954	1,248	720

Maturities on currency option contracts range from 7 to 372 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta’s exposures.

The notional amounts and fair values of the above instruments at December 31, 2003, 2002 and 2001 are as follows:

	Notional Amount			Positive Fair Value			Negative Fair Value
(US$ million)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Interest Rate Swaps	1,686	1,516	1,106	51	38	-	(47)	(57)	(22)
Cross Currency Swaps	677	973	973	347	247	50	-	-	-
Foreign Exchange Forward Contracts	4,889	3,218	2,398	152	62	13	(79)	(37)	(63)
Currency Option Contracts	954	1,248	720	59	42	12	(18)	-	-

Commodity Forward Contracts (designated as cash flow hedges)	43	32	38	3	2	-	-	-	(2)

Of the above:
Interest Rate Swaps designated as cash flow hedges	1,686	1,516	817	34	31	-	(31)	(47)	(13)
Foreign Exchange Forward Contracts and Currency
Option Contracts desig-		1,316			25			-
nated as cash flow hedges	1,552		749	75		-	(36)		(2)

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001

Gains/(losses) recognized in equity	(1)	(16)	(13)
Gains/(losses) recognized in net income	(2)	(8)	(5)
Gains/(losses) adjusted against carrying amount of non-
current financial debts	2	2	(4)

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2003	2002	2001

Less than one year	-	-	-
One to five years	(1)	(16)	(13)
Five to six years	-	-	-

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001

Gains/(losses) recognized in equity	45	25	(2)
Gains/(losses) recognized in net income	39	43	(6)

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

(US$ million)	2003	2002	2001

Gains/(losses) recognized in equity	11	1	(2)
Gains/(losses) recognized in net income	3	(1)	(1)

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

A cost of US$5 million was recorded in net financial expense in 2003 on a purchased option over a basket of equity price indices, related to equities held by defined benefit pension plans sponsored by Syngenta. The value of equities held by Syngenta’s defined benefit pension plans is disclosed in Note 26. There were no similar transactions in 2002 or 2001.

Available-for-sale financial assets

Unrealized gains of US$17 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2003 (2002: loss US$40 million; 2001: loss US$11 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2003. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2002 and 2001.

Off-balance sheet finance

At December 31, 2003, non-recourse factoring amounted to US$6 million (2002: US$14 million: 2001; US$35 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

32. Syngenta’s operations, associates and joint ventures as at December 31, 2003

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 “Accounting Policies” for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency(1)	Function of Company

Argentina

Syngenta Seeds S.A.	Buenos Aires	100%	ARS	980,000	Sales/Production/
					Research
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,898,205	Sales

Australia

Syngenta Crop Protection Pty Ltd.	Pendle Hill	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Melbourne	100%	AUD	1,000,000	Sales

Bangladesh

Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production

Belgium

Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales

Bermuda

Syngenta Investment Ltd.	Hamilton	100%	BMD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	BMD	120,000	Reinsurance

Brazil

Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/
					Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	833,186,731	Sales/Production/
					Research

Canada

Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000,000	Sales/Production/
					Research
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research

Chile

Syngenta Agribusiness S.A.	Santiago de	100%	CLP	2,190,898,985	Sales/Production
	Chile

China

Syngenta (Suzhou) Crop Protection Company	Kunshan	95%	CNY	203,747,322	Production
Limited
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	10,476,201	Sales/Production/
					Research
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	293,564,523	Holding/Sales

Syngenta Nantong Crop Protection Company Limited	Jiangsu Prov- ince	94%	CNY	264,900,506	Production

Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales

Colombia

Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production

Costa Rica

Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales

Czech Republic

Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales

(1) Currency code used is according to ISO 4217.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency(1)	Function of Company

Denmark

Syngenta Seeds A/S	Skaelskor	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales

Egypt

Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

France

Syngenta France S.A.	Saint Cyr l’Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	47,600,000	Sales/Production/
					Research
Syngenta Europe Marketing Services S.A.R.L.	Saint Cyr l’Ecole	100%	EUR	10,000	Services
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	16,500,000	Sales/Production
Syngenta Agro. S.A.S.	Saint Cyr l’Ecole	100%	EUR	44,494,545	Sales/Production/
					Research
Agrosem S.A.	Sacy-Le-Petit	80%	EUR	290,000	Sales/Production/
					Research
C.C. Benoist S.A.	Orgerus	100%	EUR	3,865,552	Sales/Production

Germany

Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/
					Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales

Greece

Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production

Guatemala

Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,000	Sales/Research

Hungary

Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production/
					Research
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales

India

Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/
					Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production

Indonesia

P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production

Ireland

Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales

Italy

Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/
					Research
Syngenta Seeds S.p.A.	Madignano	100%	EUR	5,772,000	Sales/Production/
					Research
Agra Societa del Seme S.r.l.	Massa	100%	EUR	3,400,000	Sales
	Lombarda
Syngenta S.p.A.	Milan	100%	EUR	1,976,000	Holding

(1) Currency code used is according to ISO 4217.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency(1)	Function of Company

Ivory Coast

Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	3,328,640,000	Sales/Production

Japan

Syngenta Seeds K.K.	Chiba-ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/
					Research

Liechtenstein

Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance

Luxembourg

Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg Finance (#1) S.A.	Luxembourg	100%	USD	100,000	Finance

Malaysia

Syngenta Corporation Sdn. Bhd.	Selangor Darul	100%	MYR	10,000,002	Holding
	Ehsan
Syngenta Crop Protection Sdn. Bhd.	Selangor Darul Ehsan	85%	MYR	6,000,000	Sales

Mexico

Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,530,000	Sales/Production/
					Research

Morocco

Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales

Netherlands

Syngenta International Participations B.V.	Enkhuizen	100%	EUR	907,560	Holding
Syngenta Seeds International B.V.	Enkhuizen	100%	EUR	68,070	Sales
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/
					Production/
					Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,260,000	Sales/Production/
					Research
Syngenta Mogen B.V.	Ridderkerk	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V	Rotterdam	100%	EUR	31,583,103	Sales/Production
Syngenta Crop Protection B.V.	Roosendaal	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Ridderkerk	100%	EUR	18,190	Holding
Syngenta Beta B.V.	Ridderkerk	100%	EUR	18,154	Holding
Syngenta Delta B.V.	Ridderkerk	100%	EUR	20,002	Holding
Syngenta Kappa B.V.	Ridderkerk	100%	EUR	20,001	Holding

Pakistan

Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production

Panama

Syngenta S.A.	Panama	100%	USD	10,000	Sales

Philippines

Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales

Poland

Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales

(1) Currency code used is according to ISO 4217.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency(1)	Function of Company

Portugal

Syngenta Crop Protection – Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales

Russian Federation

OOO Syngenta	Moscow	100%	RUR	675,000	Sales

Singapore

Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	500,000	Sales

South Africa

Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/
					Research

South Korea

Syngenta Seeds Co., Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/
					Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production

Spain

Syngenta Agro S.A.	Madrid	100%	EUR	7,544,827	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/
					Research

Sweden

Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/
					Research

Switzerland

Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/
					Production/
					Research
Syngenta Seeds AG	Basel	100%	CHF	100,000	Holding
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/
					Research
Syngenta Crop Protection Schweizerhalle AG	Schweizerhalle	100%	CHF	103,000	Production
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/
					Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
SF-Chem AG	Schweizerhalle	75%	CHF	7,200,000	Sales/Production
Syngenta International AG	Basel	100%	CHF	100,000	Management
					Services
Syngenta Participations AG	Basel	100%	CHF	25,000,000	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding

Taiwan

Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales

Thailand

Syngenta Crop Protection Limited	Bangkok	100%	THB	72,230,400	Sales/Production/
					Research

(1) Currency code used is according to ISO 4217.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency(1)	Function of Company

Turkey

Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production

United Kingdom

Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Whittlesford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	10,000,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Management
					Services
Syngenta Europe Limited	Guildford	100%	GBP	1	Management
					Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/
					Research

USA

Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/ Research

Syngenta Seeds, Inc.	Golden Valley	100%	USD	-	Sales/Production/ Research
	MN
Syngenta Biotechnology, Inc.	Research	100%	USD	-	Research
	Triangle Park, NC

Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Intellectual Property
GB Biosciences Corporation	Greensboro, NC	100%	USD	-	Production
Zeneca Ag Products Holdings, Inc.	Wilmington, DE	100%	USD	1,000	Holding

Ukraine

TOV Syngenta	Kiev	100%	USD	15,000	Sales

Vietnam

Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Democratic Republic of Congo, Croatia, Cuba, Dominican Republic, Ecuador, Finland, Guadeloupe, Iran, Iraq, Kenya, New Zealand, Nigeria, Norway, Paraguay, Peru, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Uruguay, Venezuela, and Zimbabwe.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2003 it had a market capitalization of INR 7,697,778,022.

(1) Currency code used is according to ISO 4217.

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by Syngenta, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and equity are set out in the tables below:

(US$ million, except earnings per share amounts)	Notes	2003	2002	2001

Net income/(loss) reported under IFRS		268	(27)	34

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	43	46	(288)
Purchase accounting: other acquisitions	b	(67)	(167)	(141)
Restructuring charges	c	32	(3)	-
Pension provisions (including post-retirement benefits)	d	2	1	2
Stock-based compensation	e	(4)	(3)	(3)
Deferred taxes on unrealised profit in inventory	f	36	(4)	5
Impairment losses	g	(3)	(30)	-
Other items	h	(4)	(2)	8
Deferred tax effect on U.S. GAAP adjustments		(41)	24	136

Net income/(loss) reported under U.S. GAAP		262	(165)	(247)

Basic and diluted earnings/(loss) per share under U.S. GAAP		2.57	(1.62)	(2.44)

(US$ million, except earnings per share amounts)	Notes	2003	2002	2001

Equity reported under IFRS		5,053	4,350	4,086

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(494)	(483)	(468)
Purchase accounting: other acquisitions	b	868	931	1,098
Restructuring provisions	c	26	(7)	-
Pension provisions (including post-retirement benefits)	d	(166)	(97)	(3)
Stock-based compensation	e	-	-	-
Deferred taxes on unrealized profit in inventory	f	(3)	(37)	(33)
Impairment losses	g	23	23	-
Other items	h	32	27	28
Deferred tax effect on U.S. GAAP adjustments		(144)	(174)	(291)

Equity reported under U.S. GAAP		5,195	4,533	4,417

(US$ million)	2003	2002	2001

Components of equity in accordance with U.S. GAAP:
Share capital	667	667	667
Additional paid-in capital	5,174	5,174	5,174
Treasury shares, at cost	(504)	(512)	(518)
Retained deficit	(321)	(518)	(305)
Accumulated other comprehensive income:
- Currency translation adjustment	168	(263)	(573)
- Unrealized holding gains/(losses) on available-for-sale financial assets	24	2	(11)
- Derivative financial instruments designated as cash flow
hedges	66	13	(17)
- Additional minimum pension liability adjustment	(169)	(94)	-
- Deferred taxes	90	64	-

Total	5,195	4,533	4,417

Adoption of Statement of Financial Accounting Standards (SFAS) No. 142

Syngenta has complied with SFAS 142 “Goodwill and Intangible Assets” with effect from 1 January 2002.

As a consequence of the adoption of SFAS 142 as from 1 January 2002, goodwill amortization under U.S. GAAP ceased from that date. SFAS 142 changes the accounting measurement for goodwill from an amortization method to an impairment only method. Under IFRS, goodwill is still required to be amortized.

The following table presents U.S. GAAP proforma net income and per share amounts for all years exclusive of goodwill amortization, as required by SFAS 142.

(US$ million)	2003	2002	2001

Reported net income/(loss) under U.S. GAAP	262	(165)	(247)
Amortization expense for goodwill and assembled workforce	-	-	42

Adjusted net income/(loss) under U.S. GAAP	262	(165)	(205)

Reported earnings/(loss) per share under U.S. GAAP (basic and diluted)	2.57	(1.62)	(2.44)
Amortization expense for goodwill and assembled workforce	-	-	0.42

Adjusted earnings/(loss) per share under U.S. GAAP
(basic and diluted)	2.57	(1.62)	(2.02)

Changes in shareholders’ equity in accordance with U.S. GAAP are as follows:

(US$ million)

January 1, 2001 (U.S. GAAP)	4,820

Net loss for the year under U.S. GAAP	(247)
Issuance of shares under employee share purchase plan	6
Unrealized holding gains/(losses) on available-for-sale financial assets	(11)
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	(17)
Foreign currency translation adjustment	(134)

December 31, 2001 (U.S. GAAP)	4,417

Net loss for the year under U.S. GAAP	(165)
Issuance of shares under employee share purchase plan	6
Dividends paid to group shareholders	(48)
Unrealized holding gains/(losses) on available-for-sale financial assets	13
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	30
Additional minimum pension liability	(94)
Income taxes (charged)/credited to shareholders’ equity	64
Foreign currency translation adjustment	310

December 31, 2002 (U.S. GAAP)	4,533

Net income for the year under U.S. GAAP	262
Issuance of shares under employee share purchase plans	8
Dividends paid to group shareholders	(65)
Unrealized holding gains on available-for-sale financial assets	22
Net gains on derivative financial instruments designated as cash flow hedges	53
Additional minimum pension liability	(75)
Income taxes (charged)/credited to shareholders’ equity	26
Foreign currency translation adjustment	431

December 31, 2003 (U.S. GAAP)	5,195

a: Purchase accounting: Zeneca agrochemicals business

The merger of Novartis agribusiness and Zeneca agrochemicals business on November 13, 2000 resulted in the formation of Syngenta. For accounting purposes this transaction is presented in the consolidated financial statements as a purchase business combination with Novartis agribusiness being the acquirer of Zeneca agrochemicals business.

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

The purchase price allocation was as follows under U.S. GAAP:

U.S. GAAP purchase accounting (US$ million)	2003 purchase price allocation	2003 changes	2002 purchase price allocation	2002 changes	2001 purchase price allocation

Intangible assets related to marketed products	1,491	-	1,491	-	1,491
Property, plant and equipment	1,200	-	1,200	-	1,200
Assembled workforce	142	-	142	-	142
Other identifiable intangible assets	149	-	149	-	149
In-process R&D	365	-	365	-	365
Current assets	2,013	-	2,013	-	2,013
Current liabilities	(2,166)	-	(2,166)	-	(2,166)
Other net liabilities	(1,547)	54	(1,601)	23	(1,624)
Goodwill	118	(54)	172	(23)	195

Total	1,765	-	1,765	-	1,765

The components of the equity and income adjustment related to the U.S. GAAP purchase accounting adjustments are as follows:

	2003 Components to reconcile		2002 Components to reconcile		2001 Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity

Assembled workforce	-	-	-	-	(14)	126
Restructuring	-	-	-	-	81	(3)
Property, plant and equipment	6	(42)	6	(48)	(175)	(54)
Intangible assets – marketed
products	2	(42)	2	(44)	(108)	(47)
Other changes	-	-	-	-	(81)	-
Goodwill	35	(410)	38	(391)	9	(490)

Total adjustment	43	(494)	46	(483)	(288)	(468)

Assembled Workforce

Under IFRS, the value assigned to Zeneca agrochemicals business’ assembled workforce acquired by Syngenta is treated as goodwill and amortized over 20 years. Under U.S. GAAP, through December 31, 2001, the amortization charge was taken over an estimated average employee service life of 10 years. With effect from January 1, 2002, in accordance with SFAS 142, assembled workforce, net of related deferred taxes of US$42 million, has been reclassified as goodwill.

In-Process Research and Development

Under IFRS, in-process research and development costs are not identified as an acquired asset in connection with the allocation of the purchase price but rather capitalized as goodwill and amortized over their expected useful lives. U.S. GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with U.S. GAAP, Syngenta has expensed in-process research and development of US$365 million in connection with the acquisition of Zeneca agrochemicals business in 2000. U.S. GAAP goodwill was reduced by this amount compared to IFRS goodwill.

Restructuring

In 2001, restructuring costs of US$81 million charged to net income under IFRS were included as non-income fair value adjustments within purchase accounting for Zeneca agrochemicals business under U.S. GAAP. Also, relocation expenses of US$3 million associated with one restructuring plan, which were not recognized under IFRS, as the employees had not relocated as at December 31, 2001 in accordance with IAS 37, were recognized as a liability and as part of the purchase price allocation under EITF 95-3. In 2002, this item is presented in the line “Restructuring charges” – see item c below.

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

Other changes

SOP 96-1 sets forth the U.S. GAAP accounting and disclosure requirements for environmental remediation liabilities and refers to the guidance in SAB 92 with respect to environmental liabilities assumed in a business. In 2001 Syngenta recorded US$63 million as a purchase accounting allocation adjustment under IFRS, but as a change in estimate within the 2001 net loss under U.S. GAAP. Syngenta also recorded in 2001 US$15 million related to receivables recorded at acquisition date, which were subsequently determined to be uncollectible. Of the US$15 million, US$11 million related to value added tax considered unlikely to be recovered from the respective government authorities. Under U.S. GAAP (SAB 61), the information obtained subsequent to acquisition date, permitting a purchase price allocation adjustment under IAS 22, was accounted for as a change in estimate within the 2001 net loss. Syngenta also recorded in 2001 US$3 million related to an inventory provision. Under IFRS, the documentation supporting the provision provides additional evidence of circumstances at the date of the acquisition balance sheet, and was accounted for as a purchase accounting adjustment, but, as the documentation is post-acquisition, under U.S. GAAP, it was accounted for as a change in estimate within the 2001 net loss.

In 2003, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$54 million (2002: US$23 million) reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition – in this case, after December 31, 2001. Under U.S. GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the U.S. GAAP purchase accounting adjustments for 2003, 2002 and 2001 related to other acquisitions are as follows:

	2003 Components to reconcile		2002 Components to reconcile		2001 Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity

Ciba-Geigy	(84)	779	(174)	864	(134)	1,038
Pre-1995 goodwill	-	81	(8)	81	(10)	89
Merck goodwill	6	(17)	6	(23)	3	(29)
Other goodwill	11	25	9	9	-	-

Total	(67)	868	(167)	931	(141)	1,098

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

The fair value of the non-current, non-monetary assets on the date of acquisition has been reduced proportionately by negative goodwill. The final values assigned were as follows:

(US$ million)

Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471

Total	5,476

The main component of the equity and income adjustments related to the Ciba-Geigy U.S. GAAP purchase accounting adjustment represents the net book value and amortization of acquired intangible assets over their useful lives. At the combination date, these assets were recorded at fair value for U.S. GAAP. They were not recorded for IFRS in accordance with uniting of interests accounting.

Also, a product was divested in 2001 in compliance with requirements of the competition authorities on formation of Syngenta. The retirement of the U.S., GAAP carrying amount of the related intangible asset of US$21 million is included in the adjustment for 2001.

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

Other goodwill

The adjustment for Other goodwill mainly represents the amortization expense charged in accordance with IFRS on goodwill arising from the business combinations detailed in Note 3 to the financial statements. In accordance with SFAS 142, this goodwill has not been amortized.

c: Restructuring charges

Under IFRS, restructuring charges are accrued against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. However, relocation costs cannot be recognized as liabilities until an employee actually relocates. Provision is made for the cost of terminating contracts which have or will become onerous as a result of restructuring plans when it becomes probable that the costs of fulfilling the contract exceed the economic benefits Syngenta will obtain from it.

Exit or disposal activities initiated before January 1, 2003 have continued to be accounted for in accordance with EITF 94-3 and 95-3. Under EITF 95-3, relocation costs of US$3 million were recognized in 2001 in respect of an announced plan to relocate former Zeneca agrochemicals business employees where relocations had not yet taken place. This adjustment is shown in the line “Purchase Accounting; Zeneca agrochemicals” in the net income and equity U.S. GAAP reconciliations for 2001.

For U.S. GAAP, Syngenta has applied SFAS No. 146 to exit and disposal initiatives initiated after December 31, 2002. These include restructuring of Syngenta’s global HQ functions and of Crop Protection commercial operations in France. Certain employees affected by each of these restructuring initiatives will continue to work beyond the minimum retention period stipulated by SFAS 146. Where this is the case, SFAS 146 requires that employee termination costs are accrued rateably over the remaining service period of the employees. SFAS 146 also requires onerous contract termination costs to be recognized only when legal notice of termination has been given or an agreement to terminate has been made, or, for onerous leases, when the leased premises have been vacated. Consequently, restructuring charges of US$32 million which have been recognized for IFRS in net income for the year ended December 31, 2003 will be recognized for U.S. GAAP in future periods, as the employees complete their remaining service.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under U.S. GAAP:

(US$ million)	2003	2002	2001

Restructuring provisions in accordance with IFRS	262	273	257
Adjustments in restructuring provisions to accord with U.S. GAAP	(26)	7	3

Restructuring provisions in accordance with U.S. GAAP	236	280	260

Adjustments to restructuring provisions to accord with U.S. GAAP are comprised of the following:

(US$ million)	2003	2002	2001

Employee termination costs	(21)	7	3
Other third party costs	(5)	-	-

Adjustments to restructuring provisions to accord with U.S. GAAP	(26)	7	3

Restructuring provisions in accordance with U.S. GAAP are comprised of the following:

(US$ million)	2003	2002	2001

Employee termination costs	124	177	150
Other third party costs	112	103	110

Restructuring provisions in accordance with U.S. GAAP	236	280	260

Restructuring charges in accordance with U.S. GAAP are comprised of the following:

(US$ million)	2003	2002	2001

Total charges in accordance with IFRS	175	262	263
Adjustments in restructuring charges to accord with U.S. GAAP	(32)	3	(81)

Restructuring charges in accordance with U.S. GAAP	143	265	182

Adjustments to restructuring charges to accord with U.S. GAAP are comprised of the following:

(US$ million)	2003	2002	2001

Restructuring provision recognition	(32)	3	-
Fair value adjustments (Note 33a)	-	-	(81)

Adjustments to restructuring charges to accord with U.S. GAAP	(32)	3	(81)

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 2002), “Employee Benefits”. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions,” other post-employment benefits are recorded in accordance with SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” and the disclosure is presented in accordance with SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised 2002) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans.

Certain defined benefit pension plan amendments resulted in US$nil million (2002: US$2 million; 2001: US$5 million) of past service costs, which were recognized in net income under IAS 19 (revised 2002) but will be amortized over the average future working lives of employees for U.S. GAAP as required by SFAS 87.

Curtailment and settlement gains were recognized in 2003, 2002 and 2001 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2002), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses (2002: certain losses; 2001: certain gains) recognized for IFRS in net income (2002: net loss; 2001: net income) have not been recognized for U.S. GAAP. Also, under IAS 19 (revised 2002), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, in 2002 and 2001, certain gains recognized for IFRS have not been recognized for U.S. GAAP. The timing of recognition of curtailments and settlements under U.S. GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain losses recognized for IFRS in net income (2002: net loss; 2001: net income) have not been recognized for U.S. GAAP, while certain gains were recognized for U.S. GAAP in 2003 which were recognized for IFRS in previous periods.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2003	2002	2001

Asset/(liability) recognized for IFRS	(17)	38	(59)
Difference in unrecognized past service costs	5	6	5
Additional minimum pension liability for U.S. GAAP	(169)	(94)	-
Effect of curtailment recognition timing on reported funded status	(6)	(9)	(1)
Difference in unrecognized actuarial gains and losses	14	14	(2)

Prepaid asset/(liability) recognized for U.S. GAAP	(173)	(45)	(57)

Net periodic benefit cost recognized for IFRS	175	117	72
Past service cost	2	(2)	(5)
Curtailment and settlement gains/(losses)	(3)	(10)	3
Amortization of actuarial amounts	1	3	-

Net periodic benefit cost recognized for U.S. GAAP	175	108	70

Other post-retirement benefits

(US$ million)	2003	2002	2001

Liability recognized for IFRS	(70)	(112)	(108)
Difference in unrecognized amounts	(11)	(13)	(5)

Liability recognized for U.S. GAAP	(81)	(125)	(113)

Net periodic benefit cost recognized for IFRS	16	10	10
Amortization of actuarial amounts	(2)	8	-

Net periodic benefit cost recognized for U.S. GAAP	14	18	10

e: Stock-based compensation

Syngenta does not account for stock-based compensation expense in the income statement under IFRS, as it is not required. Under U.S. GAAP, Syngenta has applied the intrinsic method, in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations (“APB No. 25”), in accounting for all stock-based compensation plans for all periods presented in these financial statements.

The Syngenta Long-Term Incentive Plan – Stock Options (previously referred to as the Executive Stock Option Plan) is considered to be fixed under APB No. 25, as the number of shares to be issued and exercise price were both known at the date of grant. No compensation expense was recorded as the exercise price exceeded the market price on the date of grant.

In 2001, Syngenta introduced an Employee Share Purchase Plan for employees in certain Swiss subsidiaries. This plan was considered to be compensatory based on the amount of the discount allowed for employee share purchases. For U.S. GAAP, compensation expense of US$3 million (2002: US$3 million, 2001: US$3 million) was recorded at the grant date, calculated as the spread between the share price on the date of purchase and the purchase price. Under IFRS, this amount was recorded as a movement in shareholders’ equity. 110,022 shares were sold to Syngenta employees during 2003 (2002: 108,199, 2001: 123,336 shares). The discount to the Syngenta share price was 50% (2002: 50%, 2001: 50%).

In December 2002, Syngenta introduced an Employee Share Option plan for employees in its UK subsidiaries. Options are granted at a 15% discount to market value of the shares at grant date, and vest after 3 or 5 years depending on the savings plan selected by individual employees. This plan is considered to be compensatory based on the length of the vesting period, in accordance with EITF 00-23. Compensation expense of US$1 million was recorded in 2003 for this plan under the intrinsic value method.

Syngenta also introduced a Deferred Share plan under which certain employees can take part of their annual incentive compensation award in the form of shares, and Syngenta awards matching shares subject to a three year vesting period. This plan is considered to be fixed because the number of matching shares to be issued is known at grant date. 41,462 deferred shares were issued under this scheme during 2003.

SFAS No. 123 “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” require entities which have applied the intrinsic value method to provide additional disclosures showing amounts which would have been reported in the financial statements if the fair value based method of accounting for stock-based compensation had been applied:

(US$ million)	2003	2002	2001

Net income/(loss) under U.S. GAAP, as reported	262	(165)	(247)
Stock-based employee compensation cost under U.S. GAAP, as reported	4	3	3
Stock-based employee compensation cost which would have been reported for
U.S. GAAP under the fair value based method.	(18)	(12)	(7)

Proforma net income/(loss) under U.S. GAAP, as if the fair value based
method had been applied	248	(174)	(251)

Basic and diluted earnings/(loss) per share under U.S. GAAP, as reported	2.57	(1.62)	(2.44)

Proforma basic and diluted earnings/(loss) per share under U.S. GAAP as if
the fair value based method had been applied	2.44	(1.71)	(2.47)

The weighted average assumptions used in determining fair value of option grants were as follows:

(US$ million)	2003	2002	2001

Dividend yield	1.3%	1.4%	1.4%
Expected volatility	27.0%	22.8%	22.8%
Risk-free interest rate	2.2%	3.4%	4.5%
Expected life	7 years	10 years	10 years

Actual dividend yield may vary from the assumptions used above.

f: Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, U.S. GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller’s tax expense incurred upon the intercompany sale.

g: Impairment losses

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This led to impairments of US$23 million being recognized for the year ended December 31, 2002. Since the adoption of SFAS 142, under U.S. GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of reporting unit. Under SFAS 131, Syngenta’s operating segments are the same as its reportable segments.

Hence under U.S. GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2003 and 2002. As a result in 2002, impairment was recognized under IFRS, but not under U.S. GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2003 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders’ equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$3 million (2002: US$53 million; 2001: US$nil) within the U.S. GAAP net income (2002: net loss; 2001: net income) in relation to these assets.

Gross proceeds from the sale of available-for-sale financial assets during 2003 were US$4 million (2002: US$3 million; 2001: US$3 million).

Syngenta’s share of the unrealized losses on available-for-sale securities held by an associated company is US$2 million on a post-tax basis, according to the most recent valuations available at December 31, 2003.

h: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with U.S. GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under U.S. GAAP, Syngenta would have capitalized US$5 million, US$1 million and US$11 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2003, 2002 and 2001 respectively. This amount is net of amortization expense of US$2 million, US$4 million and US$1 million respectively.

(2) Capitalized software

Syngenta capitalized software costs in accordance with IAS 38 as from January 1, 2000. For U.S. GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. These costs were amortized over a three-year period. Under U.S. GAAP, for the years ended December 31, 2002, and 2001 related amortization would have exceeded the relevant capitalized software costs by US$3 million and US$2 million respectively. There is no difference in amortization expense for 2003.

(3) Cash flow hedges

Recognition in net income of US$9 million of unrealized gains on derivative financial instruments has been deferred for U.S. GAAP in 2003 in accordance with the guidance in SFAS 133 implementation issue H13.

Additional U.S. GAAP disclosures

Amortization of intangible assets

Amortization expense under U.S. GAAP for intangible assets, excluding goodwill was US$276 million, US$296 million, and US$290 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The estimated amortization expense for intangible assets under U.S. GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)

2004	265
2005	261
2006	260
2007	223
2008	208

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 were as follows:

(US$ million)	2003	2002	2001

January 1	506	458	521
Movements due to purchase business combinations	(48)	(23)	(10)
Amortization expense	-	-	(33)
Impairment losses	(2)	-	(19)
Other movements	-	62	5
Translation effects	3	9	(6)

December 31	459	506	458

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2003	2002	2001

January 1	387	331	388
Movements due to purchase business combinations	(48)	(23)	(11)
Amortization expense	-	-	(23)
Impairment losses	(2)	-	(17)
Other movements	2	70	(1)
Translation effects	-	9	(5)

December 31	339	387	331

Seeds

(US$ million)	2003	2002	2001

January 1	119	127	133
Movements due to purchase business combinations	-	-	1
Amortization expense	-	-	(10)
Impairment losses	-	-	(2)
Other movements	(2)	(8)	6
Translation effects	3	-	(1)

December 31	120	119	127

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2003 was US$121 million (2002: US$121 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2003, 2002 and 2001 were US$179 million, US$152 million and US$144 million respectively. Advertising and promotion costs are expensed as incurred.

Taxes

Income tax expense in accordance with U.S. GAAP consists of the following:

(US$ million)	2003	2002	2001

Current	(177)	(153)	(144)
Deferred	34	104	209

Total income tax (expense)/benefit	(143)	(49)	65

Deferred income taxes in accordance with U.S. GAAP consist of the following:

(US$ million)	2003	2002	2001

Assets associated with:
- inventories	136	102	99
- accounts receivable	62	60	42
- property, plant and equipment	14	12	6
- pension and employee costs	147	141	93
- other provisions	240	198	283
- net operating losses	344	211	231
- financial instruments, including derivatives	14	22	21
- other	83	68	54

Total assets	1,040	814	829
Less valuation allowance	(312)	(203)	(209)

Total assets, net	728	611	620

Liabilities associated with:
- property, plant and equipment depreciation	224	221	207
- intangible assets	742	790	897
- pension and employee costs	32	27	6
- inventories	35	33	23
- financial instruments, including derivatives	85	54	57
- other provisions and accruals	152	131	249

Total liabilities	1,270	1,256	1,439

Net deferred tax asset/(liability)	(542)	(645)	(819)

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta’s effective tax rate.

The net change in the total valuation allowance for the periods ended December 31, 2003, 2002 and 2001 was an increase of US$109 million, a decrease of US$6 million and an increase of US$92 million respectively.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)	2003	2002	2001

January 1	(203)	(209)	(117)
Net operating losses and deductible temporary differences:
- arising during the period but not recognized	(101)	(57)	(73)
- which arose in previous periods and were recognized in the period	(6)	23	(25)
- which expired during the period	1	-	2
Translation effects	(3)	40	4

December 31	(312)	(203)	(209)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2003. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Switzerland, Brazil, Argentina, the Netherlands and the United States.

Certain reclassifications have been made to the 2002 and 2001 deferred tax assets and liabilities in order to present them in a manner consistent with 2003.

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 are given below.

(US$ million)	2003%	2002%	2001%

Statutory tax rate	25	25	25
Overseas income taxed at different rates	(18)	(1)	15
Effect of disallowed expenditures	12	(22)	(6)
Effect of utilization of previously unrecognized deferred tax assets	(17)	21	2
Effect of non-recognition of tax losses in current year	17	(15)	(23)
Effect of change in tax rates on opening deferred tax balances	-	(9)	-
Increase in valuation allowance against previously recognized
deferred tax assets	3	(33)	-
Changes in prior year estimates and other items	13	(11)	8

Effective tax rate	35	(45)	21

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2003, 2002 and 2001 would be allocated as follows:

(US$ million)	2003	2002	2001

Income tax benefit that would be reported in the consolidated statement
of net income	270	155	161
Goodwill	42	48	48

Total	312	203	209

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

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

(US$ million)	2003	2002	2001

Net income/(loss) under U.S. GAAP	262	(165)	(247)
Other comprehensive income:
Unrealized holding gains/(losses) on available-for-sale financial assets	22	13	(11)
Net gains/(losses) on derivative financial instruments designated as cash
flow hedges	53	30	(17)
Foreign currency translation adjustment	431	310	(134)
Additional minimum pension liability adjustment	(75)	(94)	-
Income tax charged to other comprehensive income	26	64	-

Comprehensive income/(loss) under U.S. GAAP	719	158	(409)

The income tax (charged)/credited to equity on these items was as follows:

(US$ million)	2003	2002	2001

On unrealized holding gains/(losses) on available-for-sale financial assets	(3)	3	-
On unrealized gains/(losses) on derivative financial instruments designated
as cash flow hedges	(11)	(1)	-
On additional minimum pension liability	22	38	-
On equity movements associated with spin-off from Novartis AG	-	8	-
On items included in foreign currency translation adjustment	18	16	-

Total tax (charge)/credit on comprehensive income/(loss)	26	64	-

Employee benefit plans

Presented below are the disclosures required by U.S. GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

		Pension		Other post-retirement benefits
(US$ million)	2003	2002	2001	2003	2002	2001

Benefit obligation
At beginning of year	2,884	2,325	2,300	138	113	105
Current service cost	113	99	98	2	2	2
Interest cost	153	135	121	10	8	7
Curtailments and settlements	13	12	(16)	-	1	2
Net liability assumed from spin-off from Novartis benefit plan	-	-	5	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	-	-	-	2
Plan amendments	(2)	-	4	(1)	-	(27)
Actuarial (gain)/loss	60	142	(59)	35	20	30
Foreign currency translation	299	304	(58)	2	1	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	14	(32)	12	-	-	-

Benefit obligation at end of year	3,382	2,884	2,325	177	138	113

Plan assets at fair value
At beginning of year	2,313	2,143	2,353	-	-	-
Actual return on plan assets	294	(216)	(152)	-	-	-
Curtailments and settlements	(24)	-	(13)	-	-	-
Net assets assumed from spin-off from Novartis benefits
plans	-	-	8	-	-	-
Acquisition of Zeneca agrochemicals business	-	-	(14)	-	-	-
Foreign currency translation	249	278	(59)	-	-	-
Employer contributions	148	253	87	59	7	8
Employee contributions	19	18	15	-	-	-
Benefit payments	(152)	(101)	(82)	(9)	(7)	(8)
Other movements	5	(62)	-	-	-	-

Plan assets at fair value at end of year	2,852	2,313	2,143	50	-	-

Funded status	(530)	(571)	(182)	(127)	(138)	(113)
Unrecognized past service cost/(gain)	5	6	5	(18)	(20)	-
Unrecognized actuarial (gain)/loss	520	614	120	64	33	-
Additional minimum liability adjustment	(168)	(94)	-	-	-	-

Prepaid/(accrued) benefit cost	(173)	(45)	(57)	(81)	(125)	(113)

Amounts recognized in the balance sheet
Prepaid benefit costs	159	168	67	-	-	-
Accrued benefit liability	(332)	(213)	(124)	(81)	(125)	(113)

Net amount recognized	(173)	(45)	(57)	(81)	(125)	(113)

Benefit cost
Current service cost	113	99	98	2	2	2
Past service cost/(gain)	2	2	-	(3)	(3)	(1)
Interest cost	153	135	121	10	8	8
Expected return on plan assets	(145)	(142)	(144)	-	-	(1)
Employee contributions	(19)	(18)	(15)	-	-	-
Amortization of actuarial (gain)/loss	28	9	-	5	12	-

	132	85	60	14	19	8
Curtailments and settlements	43	23	10	-	(1)	2

Net periodic benefit cost	175	108	70	14	18	10

Principal actuarial assumptions are given in Note 26.

All significant plans were measured as of December 31 in each year presented.

The accumulated benefit obligation for all defined benefit pension plans was US$2,882 million at December 31, 2003.

Comparative figures are not presented because they are not available for certain plans.

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2003	2002	2001

Projected benefit obligation as at December 31	2,131	491	-
Accumulated benefit obligation as at December 31	1,901	401	-
Fair value of plan assets as at December 31	1,638	315	-

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2003	2002	2001

Funded plans:
Projected benefit obligation as at December 31	3,047	2,615	1,500
Fair value of plan assets as at December 31	2,655	2,157	1,285
Unfunded plans:
Projected benefit obligation as at December 31	143	118	86

An analysis of defined benefit pension plan assets by type of asset at December 31, 2003, with weighted average target asset allocation ranges, is as follows:

	Market Value		Target Allocation %
Asset Category	US$m	Percentage	Min	Max

Total Equity Securities	966	34	30	45
Debt Securities	1,431	50	45	60
Real Estate	114	4	0	10
Other	341	12	5	15

Total Assets	2,852	100

Investment policies and strategies are determined separately for each of the major defined benefit pension plans. Asset allocation strategies are set with the aim of ensuring that:

  investment return objectives are balanced against volatility risk;

  sufficient liquid or readily realizable assets are held to meet any unexpected cash flow requirements arising from foreseeable circumstances;

  responsibility for day-to-day investment decisions is diversified across a range of Investment Managers with different investment styles;

  currency risk is minimized through the use of derivatives; and

  political risk is reduced by diversification of assets across many countries.

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds which it sponsors. The rate of return assumption for each fund is determined after taking professional advice from independent actuaries or investment advisers, taking into account the investment performance benchmarks set by the governing body of the pension fund. Historical rates of return and the investment outlook for the future are both considered.

Syngenta’s best estimate of employer contributions to be paid to defined benefit plans in 2004 is US$170 million, including US$50 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2004.

Variable Interest Entity (VIE)

As disclosed in Note 15 to the financial statements, Syngenta has a 34% equity interest in the North American Nutrition and Agribusiness Fund, LLP (“NANAF”), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta’s potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the United States and Canada. Syngenta’s involvement with NANAF began in 1999. Syngenta’s 34% interest is valued at US$13 million as disclosed in Note 15. This represents Syngenta’s proportionate share of the fair value of the total investments in the fund. Syngenta’s maximum exposure to potential loss is this amount, together with potential future investment of US$10 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$10 million is included in the US$25 million “Other commitments” disclosed in Note 29.

34. Effect of new accounting pronouncements

International Financial Reporting Standards

IAS 41, “Agriculture”, requires living animals and plants and agricultural produce at the point of harvest to be valued at fair value less estimated point-of-sale costs. Syngenta adopted IAS 41 on January 1, 2003. IAS 41 is not relevant to Syngenta’s Crop Protection segment, but is relevant to the Seeds segment. The adoption of IAS 41 did not have a material effect on Syngenta’s consolidated financial statements.

“Improvements to International Accounting Standards”, containing revisions to thirteen existing IASs and the withdrawal of IAS 15, “Information Reflecting the Effects of Changing Prices”, was issued in December 2003, and will be mandatory for Syngenta with effect from January 1, 2005. Syngenta has not adopted the Improvements standards in these consolidated financial statements. Syngenta is in the process of determining which of the changes contained in the revised standards will affect its financial statements. To date, Syngenta has identified that the following changes either will or may have an effect:

  IAS 1 (revised 2003), “Presentation of Financial Statements” requires disclosure in the notes to the financial statements of the key judgements made by management in applying critical accounting policies, and of the key sources of uncertainty in estimates affecting the financial statements. It also requires minority interests to be presented in the face of the income statement as an allocation of net income along with net income attributable to equity shareholders of the parent entity, and requires minority interests to be presented on the balance sheet within shareholders’ equity. Adoption of this latter requirement will involve minor changes to the format of the income statement and balance sheet.

  IAS 16 (revised 2003), “Property Plant and Equipment” and the amendments contained in it to IAS 38, “Intangible Assets”, require a formal annual review of the useful lives, depreciation and amortization rates and methods and residual values of all property, plant and equipment and intangible assets. Previously, each asset was required to be reviewed periodically, with the result that not every asset was reviewed in every period. Changes to useful lives, residual values and depreciation methods must be applied prospectively. Syngenta is not aware that any material effect on depreciation expense shown in the financial statements will result from adopting this requirement. However, this cannot be determined until the revised review process has been implemented. IAS 16 (revised 2003) also introduces revised guidance for accounting for spare parts, and for replacement of components of an asset. Syngenta will review its accounting policy in these areas in the light of the revised requirements, but does not believe that the carrying amounts of property, plant and equipment or inventories or the amount of depreciation expense will be materially affected.

  IAS 21 (revised 2003), “The Effects of Changes in Foreign Exchange Rates”, requires goodwill and fair value adjustments arising on business combinations to be accounted for in the currency(ies) of the acquired entity(ies). To implement this requirement, Syngenta will change its existing accounting policy, under which these items are accounted for in U.S. dollars. Syngenta intends to apply the new requirement prospectively to future business combinations, as permitted by IAS 21 (revised 2003). Therefore, amounts presented in the 2003 consolidated financial statements will be unaffected.

  IAS 24 (revised 2003), “Related Party Disclosures”, requires certain additional information about related party transactions to be disclosed, and includes sponsored employee benefit plans within the definition of related parties for this purpose.

  IAS 28 (revised 2003), “Investments in Associates” also requires certain additional information about associates to be disclosed. Certain of these additional disclosure requirements may be directly relevant to Syngenta.

  IAS 32 (revised 2003), “Financial Instruments: Disclosure and Presentation”, and IAS 39 (revised 2003), “Financial Instruments: Recognition and Measurement”, were issued in December 2003, and will be mandatory for Syngenta with effect from January 1, 2005. Syngenta has not adopted the two revised Financial Instruments standards in these consolidated financial statements. Syngenta is in the process of determining whether and how the financial statements will be affected by the revised Financial Instruments standards. The transitional provisions of these revised standards require retroactive application for most of the proposed changes, unless impracticable. It is possible, therefore, that financial statements for periods before the date Syngenta adopts the revised standards may be affected.

U.S. GAAP

  SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. The standard became effective for Syngenta from January 1, 2003. SFAS No. 143 applies to legal obligations for demolition, restoration and abandonment costs. As part of the restructuring plans described in Note 22, Syngenta has announced plans to abandon certain manufacturing sites and has established provisions accordingly. Adoption of SFAS No. 143 did not have a material effect on the consolidated financial statements.

  SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, was adopted by Syngenta with effect from January 1, 2003 and applies to exit and disposal activities initiated after December 31, 2002. Therefore it had no effect on the opening balance of consolidated retained earnings at January 1, 2003. SFAS No. 146 superseded EITF 94-3. Restructuring costs of US$32 million, which would have been recognized in net income for the year ended December 31, 2003 had EITF 94-3 still been in force, will be recognized in later periods in accordance with SFAS No. 146.

  SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, issued in April 2003, amends SFAS No. 133 and is effective for transactions entered into after June 30, 2003. Adoption of SFAS No. 149 had no impact on Syngenta’s 2003 financial statements.

  SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, was issued in May 2003. Syngenta has no financial instruments in issue which are within the scope of SFAS No. 150.

  FASB Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which was published in November 2002, clarifies the requirements for the recognition of a liability by a guarantor on issuing a guarantee, and addresses the disclosures to be made by the guarantor. Syngenta adopted the disclosure requirements of FIN No. 45 in the 2002 consolidated financial statements. Syngenta adopted the recognition requirements with effect from January 1, 2003. Adoption had no material effect on the 2003 consolidated financial statements.

  FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”, was published in December 2003, and clarified the application of ARB No. 51 to certain entities where a controlling financial interest is achieved without majority voting interest. Certain requirements of FIN No. 46 are mandatory for, and were adopted by Syn-genta with effect from, January 1, 2003. These had no effect on the financial statements, other than to require the disclosures given by Syngenta in Note 33. The remaining requirements will be mandatory for Syngenta from Janu-ary 1, 2004. Syngenta has not identified any material variable interest entity of which it would be regarded as the primary beneficiary under FIN No. 46 and which it would consequently have to consolidate. Therefore, Syngenta does not anticipate that full adoption of FASB Interpretation No. 46 (Revised) will have a material effect on the consolidated financial statements.

  EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, was issued in November 2002, and addresses how a vendor allocates revenue between multiple products and services covered by the same revenue arrangement. The EITF consensus will apply to Syngenta with effect from January 1, 2004. Syngenta does expect to earn revenue from multiple-deliverable arrangements in 2004 and future years. Syngenta’s accounting policies for the recognition and measurement of these revenues are described in Note 2. Transactions recognized in the consolidated financial statements for 2003 and prior years are not affected.

  EITF 01-8, “Determining Whether an Arrangement Contains a Lease”, was issued in May 2003, and will become effective for agreements Syngenta enters into or modifies from January 1, 2004.

  EITF 03-4, “Determining the Classification and Benefit Attribution Method for a “Cash Balance” Pension Plan was issued in May 2003. In the opinion of Syngenta no significant pension plan which it sponsored during any of the periods presented in these consolidated financial statements is a cash balance pension plan as defined by EITF 03-4. Therefore, adoption of EITF 03-4 had no effect on the financial statements.

  In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 (the Medicare Act) was approved in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. Syngenta provides post-retirement benefits to certain United States employees. The benefits provided are impacted by the Medicare Act. SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other

  Than Pensions”, requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. In response to the Medicare Act and the requirements of SFAS 106, the Financial Accounting Standards Board (FASB) released FASB Staff Position No. 106-1 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-1).

  FSP 106-1 provided a one-time election to defer accounting for the effects of the Medicare Act until further guidance on the accounting for the new Medicare features is released. Syngenta has elected to defer the accounting for the effects of the Medicare Act. Accordingly, the consolidated financial statements and the accompanying notes as of and for the year ended December 31, 2003 do not reflect the effects of the Medicare Act. Further guidance, when issued, could require Syngenta to change previously reported information.

35. Subsequent Events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

The following events, which would not require adjustment to the consolidated financial statements, have been completed or announced subsequent to the approval of the consolidated financial statements by the Board of Directors:

Audited

Since the formation of the Company, Syngenta has held treasury shares purchased as part of the merger agreement. At December 31, 2003, Syngenta held 10.9 million treasury shares. On February 10, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument is generally equivalent to a low exercise price call option over the same number of Syngenta shares and enables Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. This transaction provides Syngenta with more flexibility in managing its balance of treasury shares.

Unaudited

On February 11, 2004, Syngenta announced an operational efficiency program. It will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost is expected to be around US$500 million over five years; the non-cash charge will be around US$350 million. As part of this program, it was announced on the same date that two manufacturing sites, one in Switzerland and one in the United States, were to close in the period 2006-2007 and a further two sites were to be rationalized. Production from these sites will be relocated. Estimated costs related to these announcements are included in the totals above. In addition, it was subsequently announced that the rules of Syngenta’s Swiss pension plan will be amended with effect from April 1, 2004. Whilst the plan will continue to be accounted for as a defined benefit plan after the change, the changes will result in an increased sharing of the risks with the employee members against an estimated US$65 million one time transition charge which will be recognised as an expense in 2004. The transition charge will have no direct effect on Syngenta’s cash flow, and is included within the US$350 million estimated non-cash charge associated with the operational efficiency program.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 10, 2004.