Form 20-F/A
period 2003-12-31
SYNGENTA AG
filed 2004-12-06
CIK 1123661

As filed with the Securities and Exchange Commission on December 6, 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
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

Explanatory Note

This Form 20-F/A amends Syngenta AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003, which was filed on March 25, 2004. This amendment includes editorial revisions, expanded discussions of information included in the original report and revisions to the presentation of Syngenta AG’s consolidated cash flow statement as well as certain of the notes accompanying Syngenta’s consolidated financial statements.

This Form 20-F/A does not, and does not purport to, reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to implement the amendments described above.

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

In this annual report, “U.S. dollar”, or “US$” means the currency of the United States. “Swiss franc” or “CHF” means the currency of Switzerland, “British pounds sterling”, “British pounds”, “GBP” and “GB pounds” means the currency of the United Kingdom; and “euro” or “€” means the euro, the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended by the Treaty of the European Union. “EU” refers to the European Union; “NAFTA” refers to the countries party to the North American Free Trade Agreement (Canada, Mexico and the United States); and “AME” refers to Africa and the Middle East.

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

ii

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

Financial Highlights

	Year ended December 31,
(US$ million except where stated)	2003	2002	2001	2000	1999

Amounts in accordance with IFRS(1)
Income statement data
Sales	6,578	6,197	6,323	4,876	4,678
Cost of goods sold	(3,293)	(3,132)	(3,199)	(2,442)	(2,367)
Gross profit	3,285	3,065	3,124	2,434	2,311
Operating expenses	(2,739)	(2,821)	(2,759)	(1,434)	(1,862)
Operating income	546	244	365	1,000	449
Income before taxes and minority interests	411	49	111	914	325

Net income/(loss)	268	(27)	34	564	135

Basic earnings/(loss) per share	2.64	(0.26)	0.34	7.61	1.97
Diluted earnings/(loss) per share	2.63	(0.26)	0.34	7.61	1.97
Weighted average number of shares – basic and diluted (millions of shares)	102	102	101	74	69

Cash dividends declared – CHF per share	0.85	0.80	-	-	-

Cash flow data
Cash flow from operating activities	799	802	548	610	618
Cash flow from/(used for) investing
activities	(237)	(260)	(122)	1,045	(283)
Cash flow from/(used for) financing
activities	(634)	(607)	(868)	(968)	(350)
Capital expenditure on tangible fixed
assets	(221)	(165)	(253)	(185)	(185)

Balance Sheet data
Current assets less current liabilities	1,816	1,139	880	(213)	289
Total assets	10,965	10,526	10,709	11,815	6,593
Total non-current liabilities	(2,933)	(2,938)	(3,110)	(2,147)	(757)
Total liabilities	(5,845)	(6,096)	(6,550)	(7,504)	(4,035)
Share capital	667	667	667	667	-
Total equity	5,053	4,350	4,086	4,210	2,481

Other supplementary income data
Net income excluding restructuring and impair-
ment (2)	363	265	223	210	190
Basic earnings/(loss) per share, excluding re-
structuring and impairment (2)	3.57	2.61	2.20	2.83	2.75
Diluted earnings/(loss) per share,
excluding restructuring and impairment (2)	3.56	2.61	2.20	2.83	2.75

Amounts in accordance with U.S. GAAP
Sales	6,578	6,197	6,323	4,876	4,678
Net income/(loss)	262	(165)	(247)	180	64
Total assets (unaudited)	11,411	11,020	11,338	12,826	7,944
Total non-current liabilities (unaudited)	(3,141)	(3,133)	(3,300)	(2,621)	(1,175)
Total equity	5,195	4,533	4,417	4,820	3,491
Basic and diluted earnings/(loss) per share	2.57	(1.62)	(2.44)	2.43	0.93
Weighted average number of shares – basic and diluted (millions of shares)	102	102	101	74	69

Notes

(1)	Syngenta has prepared the consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (U.S. GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and U.S. GAAP, see Note 33 to the consolidated financial statements.

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

(2)	Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be limited continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance.

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

  Focusing on a core range of products tailored for local needs

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

Realize the Savings from the Merger Synergy Program and Sustain Competitiveness and Operational Excellence Through the Operational Efficiency Program

At the time of the merger of Novartis agribusiness with Zeneca agrochemicals business to form Syngenta, US$525 million of total cost savings were identified through the implementation of synergy programs at an estimated cost of US$900 million. This was increased in 2002 to forecast annualized cost savings of US$625 million at a projected total cash cost of around US$1 billion. The cumulative net cash cost to date related to the merger, integration and synergy program is around US$821 million after sundry associated asset disposal proceeds. Since the start of the program, cumulative annual savings of US$559 million have been generated, including an additional US$197 million in 2003. It is now expected that the target savings will be achieved in 2004. Synergy programs relate to the following three areas.

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

Since the merger, Syngenta has reduced the total number of its employees by some 3,600. See Item 5 “Operating and Financial Review and Prospects—Overview—Merger Synergy Program” for more information regarding the merger synergy program.

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of U.S. $300 million by 2008, measured by comparing total costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix and specifically identified expenditures such as growth projects. This program will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost of the program will be around US$500 million over five years and non-cash charges, principally writing-down the value of fixed assets, are expected to be around US$350 million. Specific announcements on the closure of two manufacturing sites, one in Switzerland and one in the United States, and the rationalization of two further manufacturing sites were made on the same date. Production from these sites will be relocated and costs related to these site announcements had been included in the above totals.

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

Currently in Development

Active Substance	Crop Use	Status

Selective Herbicides
New herbicide 407	Cereals	In development

Fungicide
New fungicide 446	Fruits and vegetables	In development

Recently Launched Products (last 5 years)

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Pyriftalid	APIRO®™	Rice	Annual grasses in transplanted rice
Mesotrione(2)	CALLISTO®™/LUMAX®™/	Corn	Broad-leaved weeds / full spectrum
CAMIX®™
Trifloxysulfuron-sodium	ENVOKE®™, KRISMAT®, MONUMENT ™	Cotton, sugarcane, turf	Post-emergence selective herbicide against broad-leaved weeds, sedges and grasses
Fungicides
Picoxystrobin	ACANTO™	Wheat and barley	Broad spectrum
Insecticides
Emamectin Benzoate	PROCLAIM®/AFFIRM®	Vegetables	Caterpillars
Thiamethoxam	ACTARA®/CRUISER®	Broad range of crops including seed treatment	Foliar sucking pests and soil dwelling insects

(1)	Products may have different brand names depending on the market in which they are sold.
(2)	In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Atrazine	AATREX®/GESAPRIM®(2)	Corn, sorghum, sugarcane	Annual grasses and some broad-leaved weeds

Clodinafop	TOPIK®/HORIZON®/	Wheat, rye, triticale	Annual grasses
CELIO®/DISCOVER®
Dicamba	BANVEL®	Cereals, corn, turf, sugarcane	Annual and perennial broad-leaved weeds
Dimethachlor	COLZOR TRIO®	Colza	Broad spectrum
Fluazifop-P-Butyl	FUSILADE®	Soybeans, cotton, oilseed	Grass weeds
rape, fruit and vegetables
Fomesafen	FLEX®/REFLEX®	Soybeans	Broad-leaved weeds
Molinate	ORDRAM®(3)	Rice	Annual grasses
Nicosulfuron	MILAGRO® (4)	Corn	Grass weeds
Pretilachlor	RIFIT® / SOFIT®	Rice	Grasses, sedges and some broad-leaved weeds
S-metolachlor	DUAL MAGNUM® / DUAL GOLD® / BICEP MAGNUM®	Corn, soybeans, peanuts, sugar beet, sunflowers	Annual grasses and some broad-leaved weeds

Tralkoxydim	ACHIEVE®/GRASP®	Wheat, barley	Grass weeds
Triasulfuron	LOGRAN®/AMBER®	Cereals, transplanted rice	Annual broad-leaved weeds and some grasses
Non-Selective Herbicides
Diamonium Glyphosate	TOUCHDOWN® / ZAPP® / OURAGAN®	Cotton, all field crops, fruits and vegetables	Broad spectrum weed control
Diquat	REGLONE®	Wheat, sunflower, oilseed rape, potatoes	Broad spectrum weed control; desiccation
Paraquat	GRAMOXONE®	Cereals, rice, soybeans, corn, fruit and vegetables	Broad spectrum weed control
Fungicides
Azoxystrobin	AMISTAR®/QUADRIS®/ HERITAGE®/ABOUND®	Wheat, barley, fruit and vegetables, rice, turf	Broad spectrum disease control
Chlorothalonil	BRAVO®/DACONIL®	Fruit and vegetables, wheat, turf	Broad spectrum disease control
Cyproconazole	ALTO® (5)	Cereals, coffee, peanuts, rice, sugar beet, stone fruits	Powdery mildew, rust, leaf spots
Cyprodinil	UNIX®/STEREO®(6) /SWITCH® CHORUS®	Pome fruits, stone fruits, cereals, grapes, vegetables	Scab, Alternaria, powdery mildew, eyespot, Botrytis, grey mold
Difenoconazole	SCORE®/DIVIDEND®	Vegetables, field crops, plantation crops and seed treatment	Broad spectrum disease control
Fluazinam(7)	SHIRLAN®	Potatoes	Potato late blight, flower bulb and onion diseases
Fludioxonil	CELEST® /MAXIM®/ GE-OXE® / MEDALLION®	Seed treatment, grapes, turf, vegetables	Bunt, snow mold seedling blights, scurf, Botrytis, dollar spot

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

MEFENOXAM™ (3)	RIDOMIL GOLD® / FOLIO GOLD™ / APRON®XL / SUBDUE®	Broad range, including potatoes, grapes, vegetables, seed treatment and turf and ornamentals	Late blight, downy mildew and damping off diseases
Propiconazole	TILT® (8) / BANNER®	Cereals, bananas, rice and turf	Broad spectrum disease control
Trinexapac-ethyl	MODDUS®/PRIMO®	Sugarcane, cereals, turf	Increases sugar content, antilodging, reduces grass growth
Insecticides
Abamectin	VERTIMEC®/AGRIMEK®	Citrus fruits, vegetables, pome fruits, ornamentals	Mites, leafminers and some caterpillars
Methidathion	SUPRACIDE®	Fruits, nuts	Scales, caterpillars
Lambda-cyhalothrin	KARATE®/ICON®	Cotton, corn, fruit and vegetables, soybeans, public health	Broad spectrum insect control
Lufenuron	MATCH®	Corn, potatoes, citrus,	Caterpillars, leafminers, western
		vegetables, cotton	flower thrips
Fosthiazate	NEMATHORIN® (4)	Potato, banana, tomato	Nematodes
Pymetrozine	CHESS® / PLENUM®	Vegetables, fruits, potatoes	Aphids, white flies and leaf hoppers
Profenofos	CURACRON®	Cotton, potatoes, soybeans and vegetables	Caterpillars, sucking insects, mites
Tefluthrin	FORCE®	Corn	Corn rootworm

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine directly (including the trade mark GESAPRIM®) in France. In the US, the EPA grated atrazine a favorable registration decision. However, atrazine and its sister herbicides simazine were not granted re-registration in the European Union.

(3)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to divest to a third party by way of an exclusive license to manufacture and sell, or an exclusive right to distribute, the molinate-based formulation of ORDRAM® SOPRA in France for use on rice until 2008. In the US, Syngenta has announced its intention to phase out molinate and to cancel its US registrations by the end of June 2008.

(4)	Product distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK).

(5)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole straight in the EEA to Bayer, under Bayer’s own trade name. Syngenta will be permitted to recommence sales of cyproconazole straight, under the ALTO® (or other) name in 2005 at the latest.

(6)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

(7)	Product which is distributed, but not manufactured, by Syngenta.

(8)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

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

  BANVEL® is a herbicide that controls broad-leaved weeds in corn and small grain cereals and that is used also in turf and ornamentals, pastures and non-crop land. Dicamba has an excellent toxicological and environmental pro-file. Rights to sell the active substance dicamba in the United States and Canada were sold to BASF in 1996 pursuant to an FTC decision. Syngenta may still sell the active substance dicamba and established products outside the United States and Canada and new products combining dicamba with other active substances worldwide.

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

Recently Launched Product

  ACANTO™, a new strobilurin fungicide for early treatment in wheat and barley, is sold in the United Kingdom, Germany, France, Ireland, Austria, Switzerland, Belgium and the Netherlands.

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

Products in Development

Crop Species	Targets

Field Crops
Corn	High yield, stress tolerance and improved agronomic traits
Improved corn borer and broad spectrum insect resistance
Herbicide tolerance
Sunflowers	Yield: Stability / Oil content
Sugar beet	Disease and virus resistance

Products in Development

Crop Species	Targets

Vegetables and Flowers
Tomatoes, lettuce, melons and peppers	Virus and fungal disease resistance
Kumato™ tomato	Sweet tasting tomato with a chocolate colored skin
Pansy	Adaption to broad climatic conditions with very large flower head size

Recently Launched Products

Product	Crop Use	Targets	Market

Field Crops
NK® brand N46-J7	Bt corn hybrid	Insect resistance and herbicide tolerance	United States
NK® brand S28-L9	Soybean variety	Herbicide tolerance, cyst nematode resistance, disease resistance package	NAFTA
Colossus	Hybrid Barley	Yield, agronomic performance and stability	United Kingdom
UNIPEL™	Sugar beet seed pellet	Speed of emergence and buffer effect for seed treatment	United States
NK® brand Tecny	Sunflower	High yield	France / EE
NK® brand Sanay	Sunflower	IMI-herbicide tolerance	Turkey / Spain
Vegetables and Flowers
S&G® COLOSSUS™	Pansy flower	Larger flower size	United States
S&G® TYRES™®	Tomato	Virus, fungus and nematode resistance, and	Europe
high fruit quality
Rogers® Sebring	Tomato	Fusarium race 3 resistant determinate beef	United States
tomato
Dulcinea™ brand PureHeart™ Watermelon	Personal size seedless watermelon	New watermelon concept	United States / Europe and Australia

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

Research and Development

Syngenta maintains two advanced centers for biotechnology research, Jealott’s Hill in the UK and Syngenta Biotechnology, Inc. (SBI) in the United States. These sites are dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations. In February 2003, Syngenta and Diversa Corporation formed a broad collaboration to establish a shared biotechnology research platform for new plant science applications and enzyme discovery, as well as for selected antibody generation and other biopharma product development. Pursuant to the collaboration, in February 2003, Diversa acquired certain technology rights from Syngenta for pharmaceutical applications and in exchange, Syngenta received an increased equity stake in Diversa. Syngenta relocated its plant genomics programs, including its pioneering work with the rice genome, from its Torrey Mesa Research Institute (TMRI™) in San Diego, California to SBI in Research Triangle Park, North Carolina. As part of the transaction, the research center at TMRI™ was closed in 2003.

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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Foreword

The following discussion includes forward-looking statements subject to risks and uncertainty. See “cautionary statement concerning forward-looking statements” in the introduction to this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Prospects and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Over 60% of Syngenta’s sales and approximately 70% of Syngenta’s costs are denominated in currencies other than U.S. dollars. Therefore Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2003 were 6% higher than 2002 on a reported basis, but were 1% lower when calculated at constant rates of exchange. The company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present that CER information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

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

Results of operations for the years 2001 and 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions, which persisted into 2003. In the second half of 2003 there were some signs of stabilization in the crop protection market. In addition, Syngenta sells its products through distribution channels in order to service the end user of its products and in several countries these distributors have carried high levels of inventories at certain times in the past. Syngenta has been working with distributors in several countries to reduce the level of inventories and thereby align sales from Syngenta more closely with sales by the distributor to the crop grower and usage by the crop grower on the farm. Amongst other benefits, this strategy reduces credit risk and is one that Syngenta has most effectively pursued in Latin America. In particular, as a result of adverse economic conditions in the Brazilian market during 2001, which led to lower sales to end-users, inventories in the distribution channel reached particularly high levels. During 2002, Syngenta worked to reduce these inventories. This was an example of what is referred to as “channel de-stocking.” Sales by Syngenta in that year were reduced below the level of usage by the grower and are typically below the level of Syngenta sales in the previous year. In the year following channel de-stocking, Syngenta’s sales are more in line with usage by the grower and typically are therefore higher than sales in the previous year.

Sales by region were as follows:

	Year ended December 31,
(US$ million)	2003	2002	2001

Europe, Africa and Middle East	2,591	2,346	2,263
NAFTA	2,247	2,260	2,291
Latin America	829	661	765
Asia Pacific	911	930	1,004

Total	6,578	6,197	6,323

Crop Protection

Crop Protection sales were 5% higher in 2003 than 2002, following a 2% decline in 2002 compared to 2001. Sales in the period were positively impacted by the weakness of the US dollar, and at constant exchange rates sales were 2% lower in 2003 compared to 2002 and 3% lower in 2002 compared to 2001.

The Crop Protection market was again difficult in 2003, particularly in the first half, with volume declines offset by weakness in the U.S. dollar; and, at constant exchange rates, sales showed a slight decline for the full year but with a marked upturn in the second half. Very dry weather in Europe in 2003 significantly reduced fungicide sales, an area where Syngenta has high market share. A result of the dry weather however was to reduce crop yields and crop stocks leading to increases in some crop commodity prices. Linked to this the European Commission has reduced the levels of “set-aside” in 2004, where land is taken out of agricultural production, and this reduction of set-aside may bring additional land under cultivation in 2004, which would increase sales.

Sales benefited in 2003 from the channel de-stocking implemented in 2002 in Latin America and sales in the region were more in line with consumption in 2003, 26% higher than 2002. This growth was offset by lower sales in Asia Pacific as a channel de-stocking strategy was implemented in China. Syngenta continued to reduce the range of products offered, referred to as “range rationalization”, in 2003 and range rationalization reduced Crop Protection sales by 2%, particularly impacting Europe, Africa and the Middle East and Asia Pacific.

Insecticide and professional product sales were particularly encouraging and selective herbicides sales, the largest product line in value, increased after several years of decline.

New product sales growth increased total Crop Protection sales by 3%, more than offsetting the sales impact of range rationalization and further contributing to the ongoing improvements in margin. In particular:

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

Operating income increased 124% in 2003 to US$546 million but had decreased by 33% in 2002 to US$244 million. Restructuring and impairment costs have varied significantly over the period covered by the review at US$163 million in 2003, US$396 million in 2002 and US$277 million in 2001. The level of restructuring and impairment costs recognized was dependent on the timing of restructuring announcements and of decisions on the future use of assets, which led to the recognition of asset impairments. During the periods shown, restructuring and impairment costs were substantially related to the implementation of plans to combine the Novartis agribusiness and Zeneca agrochemicals business to form Syngenta in November 2000 and to extract cost savings and synergies from the merged business. Integration is now complete. Delivery of the planned synergies is now also largely complete, with US$197 million of annual savings in 2003 and cumulative annual savings including 2001 and 2002 of US$559 million. Further details are provided below and in Notes 6 and 22 of the consolidated financial statements.

Excluding restructuring and impairment costs, operating income in 2003 increased 11% to US$709 million (2002: US$640 million, 2001: US$642 million). Although sales were positively impacted by 7% due to currency movements, the weighting of costs in Swiss francs, British pounds sterling and the euro, together with Syngenta’s hedging program, meant that the weakness in the U.S. dollar in 2003 had only a minor impact on operating profit in 2003. In 2002, largely due to the depreciation of the U.S. dollar that occurred in the second half of the year, after the key Northern hemisphere sales season, the positive impact of exchange rate movements compared to 2001 was only 1% on sales and the adverse impact on operating income was 6%, even after taking into account hedging income of US$43 million in 2002. Excluding this impact of exchange rate movements, sales were lower in each of 2003 and 2002 versus the previous year. Operating income performance was driven by improved gross margins from modernization of the range of products offered and delivery of the synergy cost savings in Crop Protection, which, together with growth in Seeds, offset the lower sales volumes in Crop Protection and the higher pension costs referred to below in 2002, and more than offset these adverse factors in 2003.

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs). In 2001, defined benefit pension costs were US$72 million, including US$10 million of restructuring costs.

Merger Synergy Program

Syngenta was formed in November 2000 as a result of the merger of the Zeneca agrochemicals business with the Novartis agribusiness. The merger was part of a general trend to consolidation in the crop protection and agrochemical industries as market growth slowed. One of the principal strategies announced by the new combined company was to implement a cost savings and synergies program in the crop protection business (which we refer to as the “Merger Synergy Program”), and implementation of such plan has been an integral element of Syngenta’s business strategy since the merger. Because there was no duplication by the combining companies in the seeds business, the Merger Synergy Program did not contemplate savings in that segment. At the time of the merger, U.S. $525 million of cost savings were identified through the implementation of synergy programs to eliminate duplicated activities between the businesses. Approximately 40% of such savings were expected to come from rationalizing SG&A functions largely through headcount reductions of the combined staff and closure of duplicated offices. Approximately 40% were expected from economies in manufacturing and supply chain operations largely through headcount reductions and closure of excess and duplicated manufacturing capacity. The balance was expected from R&D synergies, also through headcount reductions, the closure of excess and duplicated research facilities and development field stations and increased site alignment with specific centers of excellence. Planned realization of such cost savings was expected over the three year period following the merger, with 30% to be realized in 2001, 70% by the end of 2002 and 100% by the end of 2003. These targets were set forth in the prospectus used by Syngenta in connection with the merger. This estimate was increased in 2002 to a target of US$625 million, which is expected to be achieved by the end of 2004. The increase was partly the result of further opportunities identified after the start of implementing the program and also in response to continuing adverse market conditions. These cost savings targets were to be measured against the total operating costs (cost of goods sold plus operating expenses) of the combining companies in 2000, prepared with financial measurement in accordance with IFRS and consistent with the unaudited pro forma combined financial statements for Syngenta included in the prospectus dated November 10, 2000, relating to the global offering of Syngenta shares in connection with Syngenta’s formation from the Zeneca agrochemicals business and Novartis agribusiness, except that such measure of total operating costs in 2000 is net of gains on mandated product divestments of US$852 million. We originally estimated that we would incur cash restructuring costs of US$900 million, including costs of the merger transaction and the business integration, to complete this program. This estimate was increased to US$1 billion when the cost saving target was increased to US$625 million in 2002.

This section provides an update on the Company’s progress in achieving these targets. We include this update (i) so that investors who invested in Syngenta on the basis of our cost savings strategy can measure our progress and (ii) because we believe that implementation of the cost savings strategy has been one of the principal drivers of the changes in our margins and operating income since the merger. We present information about “cumulative annual savings”, which refer to savings in the relevant year compared to 2000, and “additional annual savings,” which refer to annual savings in the relevant year compared to the prior year. For example, for 2003 we report below that cumulative annual savings from the Merger Synergy Program are $559 million, which means that we achieved annual savings in 2003 of $559 million compared to our pro forma total costs in 2000, and we report that we achieved additional annual savings of $197 million, which means that $197 million of the $559 million in total savings are additional cost savings relative to those achieved in 2002. Such additional annual savings include savings achieved for the first time in 2003 and the full year impact of savings achieved in 2002. The sum of the additional annual savings from 2001 to 2003 equals the cumulative annual savings for 2003.

On a reported basis, our total operating costs in 2003 were US$6,032 million, which represent an increase of US$470 million compared to the pro-forma total operating costs of US$5,562 million (Crop Protection US$4,431 million, Seeds US$955 million and New Technology / Plant Science US$176 million) in 2000 disclosed in our 2001 annual report. In calculating total merger synergy savings, we exclude restructuring and impairment, which principally represents the direct costs of implementing the Merger Synergy Program, net of gains on the divestment of products mandated by the regulatory authorities as part of the approval of the Syngenta merger. Restructuring and impairment amounted to a net cost of US$163 million in 2003 and a net gain of US$591 million in the 2000 pro-forma results (including US$852 million of divestment gains). Excluding these items, total operating costs on a reported basis were reduced by US$284 million in 2003 compared to pro forma 2000. We calculate our achievement of US$559 million in total savings after further excluding the impact of changes in economic and industry conditions and changes impacting our company that have impacted our results but which we regard as beyond the scope of our Merger Synergy Program. The excluded cost variances include items with favorable impact on costs such as the impact on costs of lower sales volumes or improved product mix (which would be inappropriate to classify as synergy benefits) and include adverse items such as the impact of financial market factors on pension costs and of a widespread increase in insurance premiums which were unforeseeable at the time of the merger and which impacted the industry in general and would have impacted both predecessor businesses had the merger not occurred. The impact of currency on the cost base, which had both favorable and adverse effects over the period and which was offset by a favorable impact on revenues, was excluded. Other excluded items are described below. While we adjust for these items to calculate the level of merger synergy savings achieved, these items have had a significant impact on our reported results and our ability to become more efficient following the merger. No allowance was made in the calculation for cost or salary inflation over the period as it was recognized that it was unlikely that the crop protection business would be able to pass on higher costs to customers through higher sales prices and that, therefore, the impact of higher costs would need to be absorbed if ongoing earnings growth was to be achieved. Accordingly, investors should use caution in evaluating our presentation of synergy cost savings because such presentation excludes important increases in our costs that have affected our financial results since 2000. We urge you to read the entire Item 5 contained in this annual report to fully understand how our costs have changed since 2000.

The principal changes in economic and general industry conditions since 2000 that have impacted our results but which are not related to the merger synergy program and which have been excluded from our merger synergy cost savings calculation are:

  Weakening of the U.S. dollar, which, while benefiting reported sales, has increased our reported costs to the extent such costs are denominated in other currencies. We have excluded the impact of exchange rates in calculating merger synergy savings.

  World stock markets and interest rates have declined significantly since 2000. As a result, our pension plan investments have declined in value, and the present value of our pension obligations (which are calculated using a discount rate equal to the current long-term interest rate on AA rated corporate bonds) have increased. We have excluded the impact of increased pension costs from our merger synergy savings as such increase was the result of a change in economic conditions that would have also impacted the two prior companies absent a combination.

  Insurance premiums increased significantly across most insurance categories in 2002 and 2003, primarily impacting Syngenta’s results beginning in 2003. These increases related to the insurance market generally and were not specific to Syngenta or any change in the risk profile of Syngenta. We have excluded the impact of such increased premiums from our merger synergy savings for similar reasons as for the change in pension costs.

  We have not excluded the impact of cost or salary inflation from the merger synergy calculation, thus reducing the level of reported synergies. Our ability to recover the impact of inflation through sales prices was seen as limited, particularly in the crop protection market and we decided that we needed to absorb the impact of inflation to deliver ongoing earnings increases.

In addition to the above general industry and economic factors, certain factors, both favorable and adverse, have impacted our reported cost base since 2000 that we believe are not relevant to evaluating our merger synergy cost savings and we have therefore excluded them as well. Specifically:

  As a result of generally weak industry conditions, our crop protection sales volumes fell over the period, which reduced cost of goods sold. We have made adjustments to our reported savings because we do not believe it appropriate to count reduced cost of goods sold due to lower sales as a cost saving from the synergy program.

  To improve gross margins, we have removed several lower margin, older products from the sales range and largely replaced them with new higher margin products, which also reduced cost of goods sold per dollar of products sold. We have also adjusted our reported savings to exclude this change as we do not believe it appropriate to count reduced cost of goods sold due to a change in product mix as a cost saving from the synergy program.

  Our synergy program did not encompass the seeds business as there was no duplication of activities in this segment. We therefore exclude all changes in costs related to that business from our calculation.

  We received royalties incidental to our core business activities until 2002 pursuant to a license agreement between the former parent of the Zeneca agrochemicals business and Pfizer that expired in 2002. These royalties were accounted for as an offset to operating expenses. Because the cessation of royalty payments was not part of the synergy program, we eliminate the impact of such cessation in our calculations.

  In 2002, we initiated a major coordinated project to enhance our business processes and systems known as “Creating Syngenta.” Because the costs related to this significant project are not expected to be indicative of operations going forward (the project is expected to deliver future business benefits through, for example, the implementation of customer relationship management (“CRM”) processes and systems) and this project is not related to our synergy program, we exclude such costs.

  Other specific cost variances outside the scope of the merger synergy program, including provisions for the costs associated with various legal actions in which Syngenta is involved, have been excluded.

The following summarizes our additional annual and cumulative savings for each year from 2001 through 2003, as well as our initially announced targets for cost savings.

	Reported Costs	Decrease (Increase) in Reported Costs(1)		Merger Synergy Cost Savings		Target Cost Savings

(US$ millions)		Additional	Cumulative	Additional	Cumulative	Additional	Cumulative

2000	5,562	-	-	-	-	-	-
2001	5,958	(396)	(396)	165	165	160	160
2002	5,953	5	(391)	197	362	210	370
2003	6,032	(79)	(470)	197	559	155	525

(1) Represents the decrease (increase) in total operating costs, as reported, in such year compared to the prior year (in the case of “additional”)
and compared to pro forma 2000 (in the case of “cumulative”).

The following is a reconciliation of the change in reported costs and our cost savings amount for each year in the table set forth above:

	2001		2002		2003
(US$ millions)	Additional	Cumulative	Additional	Cumulative	Additional	Cumulative
Change in reported costs	- 396	- 396	+ 5	- 391	- 79	- 470
Variances excluded (+ve
increase/-ve decrease in
reported cost):
Restructuring expenses	+ 868	+ 868	+ 119	+ 987	- 233	+ 754
Exchange rate movements	- 171	- 171	+ 74	- 97	+ 452	+ 355
Crop protection volumes/mix	- 108	- 108	- 54	- 162	- 77	- 239
Pension costs	-	-	-	-	+ 45	+ 45
Insurance costs	-	-	-	-	+ 10	+ 10
Seeds	- 65	- 65	- 5	- 70	+ 38	- 32
Crop protection royalties	+ 15	+ 15	+ 2	+ 17	+ 20	+ 37
“Creating Syngenta” program	-	-	+ 52	+ 52	+ 2	+ 54
Other	+ 22	+ 22	+ 4	+ 26	+ 19	+ 45

Merger Synergy Cost Savings	165	165	197	362	197	559

Operational Efficiency Program

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of U.S. $300 million by 2008, measured by comparing total operating costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix and specifically identified expenditures such as growth projects. We will provide information about our progress in this program, in a format similar to that provided for the Merger Synergy Program, in future annual reports.

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

Crop Protection Sales

Crop Protection sales were 5% higher in 2003, but excluding the favorable impact of exchange rates due to the weakness of the US dollar were 2% lower. Sales volumes overall were 3% lower than 2002 and prices in local currencies were marginally higher and further benefited from the favorable impact of exchange rate movements.

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

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE® MAX, TOPIK®
Sales of selective herbicides were 7% higher and 1% higher at constant exchange rates, with volumes 1% lower and local currency prices 2% higher. Sales of the CALLISTO® range in corn more than doubled to US$218 million, including the successful US launch of a new combination product, LUMAX™, for broad-spectrum weed control. Sales of DUAL® /BICEP® MAGNUM were strong in the second half, notably in the United States and went some way towards offsetting the lower first half, but were lower for the year and together with the impact of product range rationalization, which reduced sales by 1%, offset the CALLISTO® growth. In cereals, sales of the grass herbicide TOPIK® increased, reflecting stronger wheat markets in NAFTA and Asia Pacific.

FUSILADE® sales increased, particularly for soybeans in Brazil and due to the successful rollout of new formulations in central and eastern Europe.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales were 5% lower and 10% lower at constant exchange rates, with volumes 8% lower and local currency prices 2% lower. GRAMOXONE® volumes were reduced particularly due to channel de-stocking in China, which more than offset growth in Brazil and Australasia. TOUCHDOWN® volumes and prices were lower due to a highly competitive US glyphosate market; two new product launches aimed at the chemfallow and premium glyphosate-tolerant segments have broadened the portfolio.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Sales were 3% higher, 6% lower at constant exchange rates due to lower volumes offset by the weaker U.S. dollar. Sales of ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it was used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD®

were up slightly, with growth in the United States outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in western Europe. Range rationalization reduced sales by 2%.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Sales were 12% higher and 7% higher at constant exchange rates, with volumes 4% higher and prices in local currencies up by 3%. Sales showed strong growth despite the impact of range rationalization, which negatively impacted sales by 3%. ACTARA® continued its strong growth, particularly on cotton and soybean in the United States and Brazil and on rice in Japan and achieved sales of US$127 million. Sales of FORCE® were significantly higher with an increase in corn rootworm pressure in the United States. Growth in KARATE® was broad based. Sales of PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia, where the cotton market recovered after a drought in 2002. Sales of VERTIMEC® benefited from high pest pressure and gained market share, notably in the United States and Italy.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Professional products grew strongly at 9% (4% at constant exchange rates) with volumes 3% higher despite being adversely impacted by 3% due to range rationalization, and prices in local currencies 1% higher. Seed treatments continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50%. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the United States. First US sales of IMPASSE™, the innovative termite barrier, were made.

Commentary on Regional Performance

	Full Year		Growth

Regional	2003 US$ million	2002 US$ million	Actual %	CER %

Europe, Africa and Middle East	2,053	1,919	+ 7	- 8
NAFTA	1,853	1,864	- 1	- 1
Latin America	750	596	+ 26	+ 26
Asia Pacific	851	881	- 3	- 10

Total	5,507	5,260	+ 5	- 2

Sales in Europe, Africa and the Middle East were 7% higher, 8% lower at constant exchange rates due to lower volumes offset by currency movements. Sales volumes were particularly affected by range rationalization which reduced sales by 3%. In addition, extremely dry weather conditions in western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by channel de-stocking in France. The strength of the euro boosted reported sales at actual exchange rates.

In NAFTA, sales volumes were 2% lower but prices were 1% higher. Sales were down slightly in the United States owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with growth in the CALLISTO® range. Other product lines also performed well, notably seed treatment and insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada. Mexico sales were lower due to the weakness of the Mexican peso, but were higher at constant exchange rates.

Latin America: Sales were 26% higher, with 22% from higher volumes and 4% from higher prices. Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on strong market conditions, together with selling in line with consumption after channel de-stocking in 2002. Higher crop commodity prices, more competitive currencies and strong crop exports increased grower confidence and lead to expanded corn and soybean acreage.

In Asia Pacific, sales were 3% lower but 10% lower when expressed in constant exchange rates, with volumes 9% lower and local currency prices down 1%. Sales volumes were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization, which reduced sales by 4%. Japan was heavily affected by range rationalization; excluding this, sales showed growth in a declining Japanese market. In Australia sales improved following an easing of drought conditions. The strength of the Australian dollar and Japanese yen positively impacted reported sales.

Seeds Sales

Seeds sales were 14% higher in 2003 and 5% higher when expressed at constant exchange rates, with volumes 2% higher and local currency prices 3% higher. At actual exchange rates, sales generally were stronger due to the weakness of the U.S. dollar.

Commentary on Product Performance

	Full Year		Growth

Product line	2003 US$ million	2002 US$ million	Actual %	CER %

Field Crops	570	503	+ 13	+ 4
Vegetables and Flowers	501	434	+ 16	+ 5

Total	1,071	937	+ 14	+ 5

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
Sales were 13% higher in 2003, 4% when expressed at constant exchange rates due to higher prices. NK corn sales performed strongly, driven by Latin America, but volumes overall were 12% lower in the fourth quarter due to delaying sales to the distribution channel in the United States and Canada to align more closely with grower consumption. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of genetically modified products accounted for 17 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Vegetables sales were 16% higher, 5% when expressed at constant exchange rates with 3% higher volumes and local currency prices 2% higher. Sales grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the United States, New Produce Network™ sales continued to expand driven by the PUREHEART™ watermelon; the new BELLAHEART™ cantaloupe melon was launched.

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

Sales in Europe, Africa and the Middle East were 26% higher, 6% at constant exchange rates with 4% from volume and local currency prices 2% higher. Sales grew strongly in oilseeds, vegetables and flowers. The main impetus came from eastern Europe, in particular sunflower and oilseed rape. Varieties of high value fresh vegetables continued their steady expansion in both Mediterranean and northern European markets. Reported sales were significantly increased by the weakness of the U.S. dollar relative to the euro.

NAFTA sales volumes decreased by 1% mainly owing to the closer alignment of corn seed sales to the planting season. Soybean sales showed strong growth in the United States.

Sales in Latin America were 22% higher with prices 26% higher in dollar terms offset by 4% lower volumes. Sales benefited from the recovery in Brazil (corn and soybean) and Argentina (corn and sunflower).

In Asia Pacific, sales were 22% higher, 14% at constant exchange rates with 6% from higher volume and 8% from higher local currency prices. Sales benefited from growth in sales of corn in India and higher sales in the Philippines.

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

Crop Protection operating income was US$191 million (48%) higher than 2002, with lower restructuring and impairment charges contributing US$156 million. Excluding the restructuring and impairment charges, operating income was US$35 million (5%) higher and remained stable at 14% of sales.

With stable sales prices, improving mix from product range modernization and further delivery of merger synergies in the supply chain, gross profit margins were maintained at 2002 levels despite the adverse impact on product costs of the weaker U.S. dollar and were 1% higher than 2002 at constant exchange rates.

The weakness of the U.S. dollar increased reported costs at actual exchange rates. Marketing and distribution costs were 2% higher but 5% lower than 2002 at constant exchange rates, largely from completion of the merger synergies. Research and development costs were 7% higher but at constant exchange rates were 3% lower, benefiting from the delivery of the merger synergy programs across the R&D sites. Lower profits on tangible asset disposals in 2003, a final royalty receipt from Pfizer Inc. of US$20 million being included in 2002 and the impact of the weaker U.S. dollar, led to a 13% increase in general and administrative expenses in 2003, 4% at constant exchange rates. See “Overview—Merger Synergy Program.”

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$39 million (2002: US$43 million), the net effect of the weakening U.S. dollar was to reduce operating income excluding restructuring and impairment by 2%.

Restructuring and impairment is defined in Note 6 to the consolidated financial statements. In 2003 and 2002 these costs are largely associated with the continued implementation of the merger synergy programs. Charges in 2003 were US$156 million less than in 2002 as the merger synergy program drew towards a close in 2004. Impairments of tangible and intangible fixed assets and provisions for restructuring costs were lower in 2003. Restructuring and impairment is discussed in more detail later in this section.

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

Sales were 14% higher, 5% higher at constant exchange rates, and gross margins were maintained. The higher sales were achieved with some additional investment in marketing costs, which were 16% higher, 7% at constant exchange rates. This was partly offset by lower general and administrative expenses, which were 5% lower and 13% lower at constant exchange rates following the consolidation of back-office activities across the different Seeds crops in NAFTA implemented in 2002.

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

Research and development spending was lower than 2002, benefiting from the focusing of research spend on core sites and closure of the Torrey Mesa Research Institute announced in 2002, offset by higher development spend as projects move closer to the market. QUANTUM™ microbial phytase received its first registration in Mexico at the end of 2003 and is on track to achieve US registration in 2004. This will represent the first revenues for the Plant Science division formed in 2001 to spearhead Syngenta’s biotechnology research. Accordingly 2003 included first marketing spend to establish capabilities prior to launch.

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

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of restructuring and impairment charges may be periodic and their effect on reported performance has varied from period to period, with limited continuity in the specific composition or size of such changes.

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

Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of around a net US$1 billion. By the end of 2003, cumulative annual cost savings of US$559 million have been delivered at a net cash cost of around US$821 million. Additional annual savings in 2003 totaled US$197 million, with US$94 million from costs of goods, US$55 million from selling, general and administrative expenses and US$48 million from research and development. Since the merger, the total number of employees has been reduced by some 3,600. Completion of the program is expected in 2004. See “Overview — Merger Synergy Program.”

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

Crop Protection Sales

Crop Protection sales in 2002 were 2% lower than 2001, 3% lower at constant exchange rates, 1% from lower volumes and 2% from lower local currency prices. At actual exchange rates, the drop in reported sales generally was reduced due to the weakness of the U.S. dollar.

Commentary on Product Performance

	Full Year		Growth(1)

Product line	2002 US$ million	2001 US$ million	Actual %	CER %

Selective herbicides	1,606	1,722	- 6	- 7
Non-selective herbicides	650	687	- 2	- 3
Fungicides	1,398	1,392	-	- 1
Insecticides	855	944	- 7	- 7
Professional products	585	522	+ 6	+ 5
Others	166	118	+ 19	+ 13

Total	5,260	5,385	- 2	- 3

(1)	Product line variances take into account minor reclassifications made in 2002.

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®, DUAL® MAGNUM, FLEX®, FUSILADE®, TOPIK®
Total sales declined by 6% (7% at constant exchange rates) for three main reasons: price pressure, largely in the United States, reduced local currency prices by 3% (US$47 million); range rationalization of US$32 million (2%); and other volume reductions (2%), particularly in Brazil due to channel de-stocking. In corn herbicides, sales of CALLISTO® reached US$103 million following a strong first full-season of marketing; this more than offset the decline in DUAL®MAGNUM / BICEP® MAGNUM due to the competitive US market. In soybeans, sales of FLEX® and FUSILADE®were also lower with increased herbicide-tolerant crop (HTC) plantings. In cereals, sales of the grass herbicide TOPIK® declined in France, and in Canada and Australia due to drought.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales declined 2%, 3% at constant exchange rates with volumes 1% higher but local currency prices 4% lower due to competitive pressure in the US herbicide market. Continued strong growth of TOUCHDOWN® IQ™ in the United States was offset by lower sales in Brazil. New marketing programs for GRAMOXONE® in Australia and China increased sales; in Japan and Brazil there was continued channel de-stocking. Two years after the opening of the Nantong plant, China has become the second largest market for GRAMOXONE® after the United States.

Fungicides: major brands ACANTO™, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
Fungicide sales were flat, but 1% lower at constant exchange rates, with volume growth of 1% offset by a local currency price decline of 2%. First full-season launches in Europe, including a late fourth quarter launch in France, of the new strobilurin ACANTO™, resulted in sales of US$40 million. This more than offset reduced sales of AMISTAR®, the largest product in the fungicide portfolio, which were lower due to the introduction of a new competitor in France at the start of the season; there was continued encouraging growth in the United States, Japan and Brazil. Sales growth of SCORE®, in Asia and Europe, and a number of smaller products compensated for lower sales of RIDOMIL GOLD®, BRAVO® and TILT®. Underlying sales growth in fungicides was impacted by the phase-out of older products (US$28 million).

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Insecticide sales were 7% lower due to lower volumes. ACTARA® achieved sales of US$87 million, with broad-based growth and a particularly strong performance in the United States. Sales of KARATE® benefited from strong growth in KARATE® with ZEON® technology in Germany. Reduced cotton plantings in Australia and the United States combined with channel de-stocking in Brazil resulted in lower sales for a number of products. Over half the decline in insecticides was due to phase-outs (US$35 million).

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®
Sales were 6% higher, 5% at constant exchange rates due to volume increases. Seed Treatment sales sustained very strong growth with sales of CRUISER® more than doubling to US$54 million, driven by strong demand in North America in cotton and canola. Growth of MAXIM® continued in the United States and Brazil. Sales of Turf and Ornamentals were lower with growth more than offset by product phase-outs (US$29 million). Public Health sales were down due to reduced tenders for ICON®.

Commentary on Regional Performance

	Full Year		Growth

Regional	2002 US$ million	2001 US$ million	Actual %	CER %

Europe, Africa and Middle East	1,919	1,870	+ 3	-
NAFTA	1,864	1,887	- 1	- 1
Latin America	596	677	- 12	- 12
Asia Pacific	881	951	- 7	- 7

Total	5,260	5,385	- 2	- 3

Sales in Europe, Africa and the Middle East were 3% higher but unchanged at constant exchange rates with 1% higher volumes but 1% lower local currency prices. Growth came from new product introductions throughout the region and particularly strong performances in Germany and Eastern Europe; sales in France were lower due to a contracting market, increased fungicide competition and the impact of a heavy product phase-out program which all adversely affected sales.

In NAFTA, sales were overall 1% lower with 2% higher volumes offset by 3% lower prices. Sales continued to grow in Canada and Mexico, but in the United States strong new product growth was offset by the adverse effects of channel de-stocking, lower prices from a competitive herbicide market and product phase-outs.

In Latin America, sales were 12% lower with volumes 5% down and prices in dollar terms 7% lower. Syngenta continued to apply a tight credit policy in the face of economic uncertainty and exchange rate volatility in Brazil and worked to reduce channel stocks to bring sales more in line with farmer usage. This resulted in a deliberate sales volume reduction compounded by lower U.S. dollar equivalent prices from the weaker Brazilian real. Sales on secure terms in Argentina showed good recovery from 2001 levels.

Sales in Asia Pacific were 7% lower, with volumes 8% down but prices 1% higher and were negatively impacted by channel de-stocking in Japan, where there has been some consolidation within the multi-layered channel, and the impact of severe drought in Australia. Product phase-outs reduced sales by US$17 million.

Seeds Sales

Seeds sales overall were flat, with 1% lower volumes offset by 1% higher prices. The overall impact of exchange rate movements on reported sales was broadly neutral.

Commentary on Product Performance

	Full Year		Growth

Product line	2002 US$ million	2001 US$ million	Actual %	CER %

Field Crops	503	530	- 5	- 4
Vegetables and Flowers	434	408	+ 6	+ 5

Total	937	938	-	-

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet
Field crop sales were 5% lower, 4% at constant exchange rates, with volumes 5% lower but local currency prices 1% higher. Sales of NK® corn declined as growth in Europe was more than offset by increased penetration of herbicide-tolerant corn in the United States and significantly lower sales in real in Brazil. Oilseeds sales increased slightly with a strong performance in sunflowers in Eastern Europe and growth in Latin America more than offsetting reduced soybean sales in the United States. With new germplasm, HILLESHÖG® sugar beet performed well in a declining European market. Sales of genetically modified product were stable and accounted for 17% of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Sales were 6% higher, 5% at constant exchange rates with 3% from volumes and a further 2% from higher local currency prices. S&G® vegetables sales continued to grow with particularly strong results from peppers, tomatoes and melons in Europe though partly offset by some decline in South Korea.

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

Sales in Europe, Africa and the Middle East were 8% higher, with 6% from volume and 2% from price. Sales grew across all major crops, but with particularly strong achievements in vegetables, flowers, corn and sunflowers.

In NAFTA, sales were 2% lower, with volumes 4% lower partially offset by 2% higher prices and declines in corn and soybean sales more than offset growth in vegetables and flowers.

The significant 26% sales decline (20% volume and 6% price) in Latin America reflects the impact of the Brazilian crisis, a reduced market affecting corn sales and the implementation of the credit risk reduction strategy.

Sales in Asia Pacific were overall 8% lower, with volumes and prices each 4% lower. Growth in field crop sales, particularly in India, was offset by a decline in vegetables sales in South Korea and Japan.

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

Operating income fell 16% to US$397 million in 2002, due to higher charges for restructuring and impairment. Excluding restructuring and impairment, operating income was 1% higher in 2002, and 4% higher at constant exchange rates due to cost savings, despite lower sales.

As a percentage of sales, gross profit remained stable in 2002 despite the adverse effects on product costs from the strengthening of the Swiss franc and British pound sterling against the US dollar and lower U.S. dollar equivalent prices in Brazil. At constant exchange rates gross profit would have been 0.6% higher than 2001, largely from merger synergy cost savings.

Restructuring and impairment costs in 2003 were US$83 million higher than in 2002. The restructuring and impairment costs in 2002 are associated with the continued implementation of the synergy programs, and in 2001 represent merger and restructuring costs associated with synergy programs, net of mandated product divestment gains. In 2001, mandated product divestment gains were US$75 million. The restructuring programs and related costs are discussed in more detail later in this section.

Compared to 2001, marketing and distribution costs reduced by 4%, 6% at constant exchange rates, and research and development costs reduced by 7%, 10% at constant exchange rates, both primarily due to the savings associated with merger synergy programs. General and administrative costs remained flat but increased by 6% at constant exchange rates, largely due to the cost of projects initiated in 2002 to enhance business processes and systems; this was offset by the inclusion of exchange hedging gains of US$43 million, which are excluded from the CER variance.

Crop Protection operating income for 2002 benefited from US$23 million of gains (2001: loss US$9 million) on disposals of tangible fixed assets. Also, a final royalty payment of US$20 million under a license agreement with Pfizer Inc., which has now expired, was received during 2002, and is shown in General and administrative expenses. Income from this license in 2001 was US$25 million.

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

Operating income reduced by 68% in 2002 largely due to higher restructuring and impairment costs. Excluding restructuring and impairment, operating income was 4% lower in 2002 and 10% higher when expressed at constant exchange rates. The depreciation of the U.S. dollar in the second half of 2002 came after the main Northern hemisphere sales season and so had low impact on sales but had an adverse impact on costs.

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

Marketing and distribution expenses increased by 3% (1% at constant exchange rates) to US$237 million.

Research and development expenses increased 6% (4% at constant exchange rates) for the year, partly with increasing costs to register genetically modified products and as the business took over full control of the Orynova operation in Japan. The Orynova operations will be restructured in 2003.

General and administrative expenses decreased in all regions, with the consolidation of non-customer facing back-office activities across the different Seeds crops contributing to the 6% reduction, 8% at constant exchange rates.

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

Restructuring and Impairment

Following the formation of Syngenta on November 13, 2000, Syngenta embarked upon a plan to integrate and restructure the combined businesses in order to achieve synergies. Taken together, Syngenta expects that these restructuring actions will result in one-time cash charges of some US$1,000 million, and annual cost savings of around US$625 million by the end of 2004. By the end of 2002, annual cost savings totaled US$362 million and cash costs totaled US$725 million. See “Overview — Merger Synergy Program.”

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

Cash Flow from Operating Activities

2003 Compared to 2002

Cash flow from operating activities was at a similar level in 2003 compared to 2002. Operating income was US$302 million higher in 2003, but this in part reflected higher levels of non-cash tangible and intangible asset impairment in 2002. Net cash outflows on financial expenses were lower in 2003 as financial debt was reduced and taxation payments were lower in part due to the timing of cash tax deductions on restructuring charges. Cash payments in respect of contributions to pension schemes for 2003 include the healthcare plan funding discussed below, and 2002 includes the voluntary additional pension contributions addressed below. The higher operating income and lower net financial expense and tax payments above were offset by a lower rate of working capital reduction in 2003 than 2002. 2002 included a significant reduction in trade receivables, particularly in Latin America where sales were reduced and credit terms, typically longer than other regions, tightened due to the economic instability.

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

Syngenta expects cash flow from operating activities to remain strong in 2004. See “—Future Prospects.”

2002 Compared to 2001

In 2002, cash flow from operating activities totaled US$802 million, an increase of US$254 million compared to 2001. Operating income was lower in 2002, but this to some extent reflected a higher level of impairments of non-cash tangible and intangible assets in 2002 and a lower level of gains on disposal of fixed assets, which in 2001 included US$75 million gains on disposal of products and product rights as discussed below. This was partly offset by lower cash payments on taxation linked to the timing of cash tax deductions on restructuring and a lower level of spend on the restructuring programs. Before working capital changes, operating cash flows were $16 million lower in 2003 at US$394 million and the higher inflow from lower working capital by US$270 million in 2002 was largely due to the significant reduction in trade receivables in 2002 referred to above. Contributions to pension schemes in 2002 include US$135 million of voluntary additional pension contributions to improve the funded status of defined benefit pension funds which have been adversely affected by falling equity prices.

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

Purchase of intangibles, investments in associates and other financial assets was US$58 million in 2003 compared to US$166 million in 2002. Expenditures in 2003 included US$32 million paid in advance on a purchasing contract for a key intermediate in the manufacture of ACANTO® whilst 2002 included US$120 million to purchase exclusive rights to the insecticide thiamethoxam as discussed below. Acquisition of minorities in 2003 comprised US$29 million for the partial buyout of the minority interest in India.

Cash proceeds from asset disposals totaled US$71 million in 2003, similar to the US$70 million in 2002. Proceeds from business divestments of US$14 million in 2003 derived mainly from the sale of the herbicide EPTC. The remaining proceeds in 2003 are attributable to sales of tangible fixed assets of US$36 million, which includes US$13 million from the sale of the Fernhurst site in the UK, and sales of intangible and financial fixed assets of US$21 million.

2002 Compared to 2001

In 2002, cash flow used for investing activities increased by US$138 million from 2001, totaling US$260 million. The cash outflow was derived from US$165 million of additions to property, plant and equipment and other investments of US$166 million, net of proceeds from disposals of US$71 million. In 2001 the cash outflow was derived from US$253 million of additions to property, plant and equipment and other investments of US$80 million net of proceeds from disposals of US$219 million.

Expenditure on new and improved property, plant and equipment decreased from US$253 million in 2001 to US$165 million in 2002 and in both years was lower than depreciation.

In 2001 an investment was made to obtain worldwide, exclusive product rights to the insecticide, thiamethoxam, and the payment of US$120 million was made in 2002. In 2001 Syngenta acquired minority shareholdings in Syngenta Crop Protection Sdn.Bhd, Malaysia, Syngenta Crop Protection Ltd, Thailand and Tomono Agrica KK, Japan. Other investment expenditures in 2002 related mainly to software licenses.

Business divestment proceeds in 2002 decreased to US$11 million, derived mainly from the sale of the selective herbicide, racer, compared to divestment proceeds of US$195 million in 2001, which resulted from the sale of the herbicides sulcotrione and propaquizafop, the fungicide flutriafiol and the insecticide thiocyclam. The divestments of sulcotrione, propaquizafop and flutriafiol were required in order to obtain regulatory authorities’ approval for the merger of Novartis agribusiness with Zeneca agrochemicals to form Syngenta. Other proceeds are from the sale of fixed assets.

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

2002 compared to 2001

In 2002, cash flow used for financing activities included dividends paid of US$54 million and decreased by US$261 million to US$607 million. The net change in cash and cash equivalents was an outflow of US$56 million compared to US$468 million in 2001. In 2001, the first full year after the merger, Syngenta centralized cash balances where possible to minimize idle cash and reduce net financial expenses. Cash flow from operating activities was primarily used to repay financial debt.

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

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2003, Syngenta had the following contractual obligations to make future payments in the following periods:

			Payments due by period
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Financial debt	20	1,766	749	1,014	2	1
Interest on financial debt		140	57	83	-	-
Payments under onerous contracts included within restructuring provisions	22	53	18	19	5	11
Operating lease payments	29	61	14	17	9	21
Unconditional purchase obligations	29	474	131	167	120	56
Long-term research agreements	29	129	40	62	26	1
Other long-term commitments	29	25	17	4	4	-

		2,648	1,026	1,366	166	90

Of the total financial debt, variable rate financial debt is U.S. $754 million, U.S. $5 million of which is due after more than one year and U.S. $749 million is due within one year. The U.S. $749 million of short-term debt is of a duration of between one and three months, and the contractual interest obligation of U.S. $2 million in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Except for the provision for payments under onerous contracts described above, $1,057 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed, and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2004. Note 21 to the consolidated financial statements indicates Syngenta’s estimate that US$265 million of long term provisions are expected to be paid during 2004, including US$18 million of onerous contract provisions which are included in the above table.

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

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries. Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 to the financial statements, the provision for doubtful receivables at December 31, 2003 amounted to U.S. $277 million, or 16% of total trade accounts receivable of U.S. $1,984 million. In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of the Company’s past estimates.

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

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2003 are set out in Note 21 to the consolidated financial statements. Because of the uncertainties inherent in estimating environmental provisions, Syngenta is not able to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in its estimates.

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

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 26 to the financial statements, as of December 31, 2003:

Change in Assumption	Effect on 2004 Pre-Tax Pension Expense	Effect on December 31, 2003 Projected Benefit Obligation

25 basis point decrease in real	+$15 million	+$120 million
discount rate
25 basis point increase in real	-$13 million	-$120 million
discount rate
25 basis point decrease in	+$6 million	-
expected return on assets
25 basis point increase in expected	-$6 million	-
return on assets

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

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

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of U.S. $300 million by 2008, measured by comparing total costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix and specifically identified expenditures such as growth projects. It will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost is expected to be around US$500 million over five years; the non-cash charge will be around US$350 million. Separately, on the same date, Syngenta announced that, as part of this program, two manufacturing sites, one in Switzerland and one in the United States, were to close in the period 2006-2007 and a further two sites were to be rationalized. Production from these sites will be relocated. Estimated costs related to these announcements are included in the totals above. In addition, it was subsequently announced that the rules of Syngenta’s Swiss pension plan will be amended with effect from April 1, 2004. Whilst the plan will continue to be accounted for as a defined benefit plan after the change, the changes will result in an increased sharing of the risks with the employee members against an estimated US$65 million one time transition charge which will be recognised as an expense in 2004. The change will reduce the pension expense related to early retirement in 2005 and future years and will reduce Syngenta’s exposure to pension fund investment returns. The transition charge will have no direct effect on Syngenta’s cash flow, and is included within the US$350 million estimated non-cash charge associated with the operational efficiency program.

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

Appendix A

RECONCILIATION OF NON-GAAP MEASURES TO EQUIVALENT GAAP MEASURES

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

  movements in exchange rates had a significant impact on sales and operating income over the period covered by the review; and

  restructuring and impairment items (a) were very significant in the period, (b) had a volatile impact on results, particularly in the initial period after the formation of Syngenta, and (c) were an important factor highlighted for investors upon the formation of Syngenta.

Since Syngenta’s formation in November 2000, the Company has implemented significant business changes primarily designed to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. The effect on reported performance of initiating and implementing changes of this magnitude is significant, has had a material effect on the nature and focus of Syngenta's operations through restructuring and impairment charges and therefore, in the opinion of management, requires separate disclosure to provide a more thorough understanding of business performance and to allow investors to assess performance both including and excluding charges, as well as gains, incurred in connection with these business changes. These business changes may also lead to the impairment of tangible (e.g., property, plant and equipment) or intangible assets. Impairment may also be triggered by a downturn in one of the businesses or markets in which Syngenta operates. The incidence of these charges may be periodic and the effect on reported performance will vary from period to period, with limited continuity in the specific composition or size of such charges.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below.

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

In a second lawsuit filed in July 2002, Syngenta Biotechnology, Inc., asserted that Monsanto and Delta and Pine Land are infringing United States Patent No. 6,051,757 by at least their activities relating to Bollgard® Cotton, Bollgard® ll Cotton and Roundup Ready® Cotton as well as ongoing activities relating to the Agrobacterium transformation of broadleaf plants such as cotton and soybean. This patent covers methods of transferring genes into broadleaf plants using Agrobacterium and related methods of breeding. On January 31, 2003, Syngenta filed a new lawsuit against Dow Agro-Sciences and Phytogen for infringement of U.S. Patent No. 6,051,757. the same Agrobacterium transformation patent under which Syngenta brought suit against Monsanto Company and Delta and Pine Land Company in July 2002. The impetus for filing this new lawsuit was a public disclosure that Dow’s WideStrikeTM insect resistant cotton was made by Agrobacterium transformation and would be commercially introduced by Dow and Phytogen for the 2004 season. On May 22, 2003, this case was consolidated with Syngenta’s case against Monsanto and Delta and Pine Land for purposes of claim construction and fact discovery. In February 2004, Syngenta settled both of these lawsuits with all defendants and these two lawsuits have been dismissed. As part of the settlement with Monsanto, Syngenta and Monsanto also reached an agreement that resolves a lengthy patent interference proceeding in the U.S. Patent and Trademark Office involving transgenic broad leaf crops. Under the agreement with Monsanto, Syngenta and Monsanto will provide each other with royalty-free, non-exclusive licenses related to the development, use and sale of transgenic crops containing agricultural technologies such as insect-protection and herbicide-tolerance produced through the cross-licensed Agrobacterium-mediated transformation technology.

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

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. Payments received under a share capital reduction of Syngenta are also qualified as taxable distributions received on the Syngenta shares, as far as the capital reduction is not considered as a (partial) disinvestment (reduction of the book value) in the statutory annual accounts of the legal entity holding Syngenta shares. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect dividends and income on capital repayment (dividends received deduction / Beteiligungsabzug).

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

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2002 and 2003. The following table presents information concerning fees paid to EY in each of those years.

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

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firm thereon of February 10, 2004 and of Independent Registered Public Accounting Firm and Independent Public Account Firm thereon of February 27, 2002, are filed as part of this annual report:

Consolidated Cash Flow Statement	F-6
Consolidated Statement of Changes in Equity	F-7
Notes to the Consolidated Financial Statements	F-9

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG*
2.1	Deposit Agreement between The Bank of New York and Syngenta AG**
2.2	Deed of Trust among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trus- tee Depositary Company Limited, as Trustee‡‡
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta
AG*
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.3	Public Documentation and Securities Offering Contribution Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Astra-
Zeneca PLC*
4.5	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis
AG*
4.6	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*
4.7	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*
4.8	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*
4.9	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.10	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.11	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.13	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.14	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.15	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.16	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*
4.17	Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*
4.18	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.19	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.20	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.21	Syndicated Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Arrangers, HSBC Investment Bank plc as Agent, HSBC Bank United States as Swingline Agent and Citibank, N.A., Credit Suisse First Boston and HSBC Bank plc as Banks*

*	Exhibits incorporated by reference to the Registration Statement on Form F-4 filed September 12, 2000 (File No. 333-125222)
**	Exhibits incorporated by reference to the Annual Report on Form 20-F filed June 8, 2001 (File No. 333-12640)
‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed April 14, 2003 (File No.1-15152)

Exhibit Number	Description of Document
4.22	Club Facility Agreement dated September 7, 2000 among Syngenta AG as Original Borrower and Guarantor, Citibank, N.A., Credit Suisse First Boston and HSBC Investment Bank plc as Lead Arrangers, HSBC Investment Bank plc as Agent and Citibank, N.A., Credit Suisse First Boston and HSBC Bank plc as Banks*
4.23	Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***
4.24	Syngenta Executive Stock Option Plan****
4.25	Syngenta Deferred Share Plan****
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
14.1	Consent of Ernst & Young AG
14.2	Consent of PricewaterhouseCoopers AG and KPMG Fides Peat

***	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)
‡	The subsidiaries of Syngenta are set forth in Note 32 to the Consolidated Financial Statements in this Annual Report
‡‡‡	Exhibit incorporated by reference to Annual Report on Form 20-F filed March 25, 2004

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Pragnell	By:	/s/ Domenico Scala

Name:	Michael Pragnell	Name:	Domenico Scala
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Dated: December 3, 2004

SYNGENTA AG

Report of Independent Registered Public Accounting Firm

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Ernst & Young AG

/s/ Conrad Löffel	/s/ Jürg Zürcher

Certified Accountant	Certified Accountant

Basel, February 10, 2004

Report of Independent Registered Public Accounting Firm and Independent Public Accounting Firm

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

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2001 and the results of operations and the cash flows for the year ended December 31, 2001 in accordance with International Accounting Standards.

International Accounting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the consolidated net income of Syngenta AG for the year ended December 31, 2001 and of the consolidated shareholders’ equity as of December 31, 2001 to the extent summarized in note 33 to the consolidated financial statements.

PricewaterhouseCoopers AG		KPMG Fides Peat
Independent Registered Public Accounting Firm		Independent Public Accounting Firm

/s/ Clive Bellingham	/s/ Gerd Tritschler	/s/ Christopher Stirling	/s/ Erik F. J. Willems

Clive Bellingham	Gerd Tritschler	Christopher Stirling	Erik F. J. Willems
Basel, February 27, 2002		Zurich, February 27,2002

Consolidated Income Statement

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million, except per share amounts)	Notes	2003	2002	2001

Sales	4/5	6,578	6,197	6,323
Cost of goods sold		(3,293)	(3,132)	(3,199)

Gross profit		3,285	3,065	3,124
Marketing and distribution		(1,204)	(1,146)	(1,178)
Research and development		(727)	(697)	(723)
General and administrative		(645)	(582)	(581)
Restructuring and impairment	6	(163)	(396)	(277)

Operating income		546	244	365
Income/(loss) from associates and joint ventures	15	(1)	(7)	(5)
Financial expense, net	7	(134)	(188)	(249)

Income before taxes and minority interests		411	49	111
Income tax expense	8	(139)	(70)	(76)

Income/(loss) before minority interests		272	(21)	35
Minority interests		(4)	(6)	(1)

Net income/(loss)		268	(27)	34

Basic earnings/(loss) per share (US$)	9	2.64	(0.26)	0.34

Diluted earnings/(loss) per share (US$)	9	2.63	(0.26)	0.34

Weighted average number of shares, basic and diluted (millions
of shares)		102	102	101

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(at December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001

ASSETS
Current assets
Cash and cash equivalents		206	232	288
Trade receivables	10	1,707	1,602	1,860
Other accounts receivable	10	308	243	242
Other current assets	11	696	516	214
Inventories	12	1,811	1,704	1,716

Total current assets		4,728	4,297	4,320

Non-current assets
Property, plant and equipment	13	2,374	2,310	2,348
Intangible assets	14	2,658	2,813	3,004
Investments in associates and joint ventures	15	107	95	103
Deferred tax assets	16	668	666	666
Other financial assets	17	430	345	268

Total non-current assets		6,237	6,229	6,389

TOTAL ASSETS		10,965	10,526	10,709

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		(862)	(725)	(687)
Current financial debts	18	(749)	(1,207)	(1,420)
Income taxes payable		(289)	(210)	(220)
Other current liabilities	19	(747)	(794)	(882)
Provisions	21	(265)	(222)	(231)

Total current liabilities		(2,912)	(3,158)	(3,440)

Non-current liabilities
Non-current financial debts	20	(1,017)	(925)	(1,116)
Deferred tax liabilities	16	(1,071)	(1,098)	(1,159)
Provisions	21	(845)	(915)	(835)

Total non-current liabilities		(2,933)	(2,938)	(3,110)

Commitments and contingencies	29

Total liabilities		(5,845)	(6,096)	(6,550)
Minority interests		(67)	(80)	(73)

Shareholders’ equity
Issued share capital: 112,564,584 ordinary shares		(667)	(667)	(667)
Retained earnings		(439)	(225)	(280)
Reserves		(4,451)	(3,970)	(3,657)
Treasury shares: 10,881,912 ordinary shares		504	512	518
(2002: 11,023,465; 2001: 11,131,664)

Total equity		(5,053)	(4,350)	(4,086)

TOTAL LIABILITIES AND EQUITY		(10,965)	(10,526)	(10,709)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Cash Flow Statement

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Notes	2003	2002	2001

Operating income		546	244	365
Reversal of non-cash items:
Depreciation, amortization and impairment on
Property, plant and equipment	13	312	374	344
Intangible assets	14	243	282	232
Loss/(gain) on disposal of non-current assets		(67)	(26)	(66)
Charges in respect of provisions	21	389	376	324
Cash (paid)/received in respect of:
Interest and other financial receipts		72	181	70
Interest and other financial payments		(185)	(398)	(260)
Taxation		(120)	(191)	(258)
Restructuring provisions	21,22	(179)	(190)	(224)
Contributions to pension schemes	21	(110)	(209)	(53)
Other provisions	21	(157)	(49)	(64)

Cash flow before working capital changes		744	394	410
Change in net current assets	24	55	408	138

Cash flow from operating activities		799	802	548

Additions to property, plant and equipment	13	(221)	(165)	(253)
Proceeds from business divestments	25	14	11	195
Proceeds from disposals of property, plant and equipment		36	54	12
Purchase of intangibles, investments in associates and other
financial assets		(58)	(166)	(57)
Proceeds from disposal of intangible and financial assets		21	6	12
Business acquisitions (net of cash acquired)	25	-	-	(4)
Acquisition of minorities	25	(29)	-	(27)

Cash flow from/(used for) investing activities		(237)	(260)	(122)

Net change in Novartis AG debt		-	-	(125)
Increases in other third party interest-bearing debt		369	511	1,240
Repayment of third party interest-bearing debt		(938)	(1,067)	(1,849)
Repayment of debts factored with recourse		-	-	(137)
Sale/(purchase) of treasury shares		4	3	3
Dividends paid to group shareholders		(65)	(48)	-
Dividends paid to minorities		(4)	(6)	-

Cash flow from/(used for) financing activities		(634)	(607)	(868)

Net effect of currency translation on cash and cash equivalents		46	9	(26)

Net change in cash and cash equivalents		(26)	(56)	(468)

Cash and cash equivalents at the beginning of the year		232	288	756
Cash and cash equivalents at the end of the year		206	232	288

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Equity

(for the years ended December 31, 2003, 2002 and 2001)

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment	Treasury shares, at cost	Total shareholders equity

January 1, 2001	667	249	4,119		(301)	(524)	4,210

Net income		34					34
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				(11)			(11)
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				(17)			(17)
Issue of shares under employee share
purchase plan		(3)				6	3
Translation effects					(133)		(133)

December 31, 2001	667	280	4,119	(28)	(434)	(518)	4,086

Net loss		(27)					(27)
Issue of shares under employee share
purchase plan		(3)				6	3
Dividends paid to group shareholders		(48)					(48)
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				(40)			(40)
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				30			30
Income Taxes		23		11			34
Translation effects					312		312

December 31, 2002	667	225	4,119	(27)	(122)	(512)	4,350

Net income		268					268
Issue of shares under employee share
purchase plan		(4)				8	4
Dividends paid to group shareholders		(65)					(65)
Gains and losses recognized directly in
equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				17			17
Unrealized gains/(losses) on derivatives
designated as cash flow hedges				44			44
Change in consolidation scope		(5)					(5)
Income taxes		18		(10)			8
Translation effects					432		432

December 31, 2003	667	437	4,119	24	310	(504)	5,053

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

The consolidated financial statements are presented in United States dollars (“US$” or “U.S. dollars”) as this is the major currency in which revenues are denominated.

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

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs attributable to the construction of Property, Plant & Equipment are charged to income as incurred.

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

Acquisitions 2001

On January 1, 2001, 100% of Pollen Ltd. (Kenya) was acquired; on January 30, 2001, additional shares were acquired in Syngenta Crop Protection Sdn. Bhd., (Malaysia) increasing Syngenta’s shareholding to 85% from 51%; on July 1, 2001, voting control was acquired over additional shares in Syngenta Crop Protection Ltd. (Thailand) increasing Syngenta’s shareholding to 100% from 50%; on October 12, 2001, additional shares were acquired in CC Benoist SA (France) increasing Syngenta’s shareholding to 100% from 44% and on September 1, 2001, additional shares were acquired in Tomono Agrica K.K. (Japan) increasing Syngenta’s shareholding to 100% from 50%. In aggregate, the acquisitions were made under the purchase method for US$60 million. Goodwill of US$8 million was recognized on these transactions and will be amortized over periods of 10 to 20 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

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

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

2003 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,507	1,071	-	-	6,578
Cost of goods sold	(2,783)	(510)	-	-	(3,293)

Gross profit	2,724	561	-	-	3,285

Marketing and distribution	(927)	(275)	(2)	-	(1,204)
Research and development	(454)	(127)	(146)	-	(727)
General and administrative	(563)	(59)	(23)	-	(645)
Restructuring and impairment	(192)	-	29	-	(163)

Operating income	588	100	(142)	-	546

Included in the above operating income are:
Personnel costs	(1,241)	(272)	(69)	-	(1,582)
Depreciation of property, plant and equipment	(226)	(32)	(5)	-	(263)
Impairment of property, plant and equipment	(49)	-	-	-	(49)
Amortization of intangible assets	(229)	(10)	(2)	-	(241)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(1)	2	(2)	-	(1)
Other non-cash items including charges in respect of provi-
sions	(330)	(13)	21	-	(322)

Total assets	8,396	1,042	205	1,322	10,965
Liabilities and minority interests	(2,379)	(303)	(32)	(3,198)	(5,912)

Included in total assets are:
Total property, plant and equipment	2,072	211	91	-	2,374
Additions to property, plant and equipment	178	26	17	-	221
Additions to intangible assets	43	1	-	-	44
Total investments in associates and joint ventures	78	17	12	-	107

Employees at year end	14,822	5,968	667	-	21,457

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2002 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,260	937	-	-	6,197
Cost of goods sold	(2,681)	(451)	-	-	(3,132)

Gross profit	2,579	486	-	-	3,065

Marketing and distribution	(909)	(237)	-	-	(1,146)
Research and development	(425)	(119)	(153)	-	(697)
General and administrative	(500)	(62)	(20)	-	(582)
Restructuring and impairment	(348)	(48)	-	-	(396)

Operating income	397	20	(173)	-	244

Included in the above operating income are:
Personnel costs	(1,186)	(255)	(76)	-	(1,517)
Depreciation of property, plant and equipment	(223)	(30)	(13)	-	(266)
Impairment of property, plant and equipment	(100)	(8)	-	-	(108)
Amortization of intangible assets	(239)	(11)	-	-	(250)
Impairment of intangible assets	-	(32)	-	-	(32)
Income/(loss) from associates and joint ventures	(4)	-	(3)	-	(7)
Other non-cash items including charges in respect of provi-
sions	(329)	(20)	(1)	-	(350)

Total assets	8,189	1,005	91	1,241	10,526
Liabilities and minority interests	(2,360)	(261)	(16)	(3,539)	(6,176)

Included in total assets are:
Total property, plant and equipment	2,035	199	76	-	2,310
Additions to property, plant and equipment	130	23	12	-	165
Additions to intangible assets	18	4	-	-	22
Total investments in associates and joint ventures	72	13	10	-	95

Employees at year end	15,698	5,891	775	-	22,364

4. Segmental breakdown of key figures 2003, 2002 and 2001 (continued)

2001 (US$ million, except employees)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,385	938	-	-	6,323
Cost of goods sold	(2,740)	(459)	-	-	(3,199)

Gross profit	2,645	479	-	-	3,124

Marketing and distribution	(948)	(230)	-	-	(1,178)
Research and development	(458)	(112)	(153)	-	(723)
General and administrative	(501)	(66)	(14)	-	(581)
Restructuring and impairment	(265)	(9)	-	(3)	(277)

Operating income	473	62	(167)	(3)	365

Included in the above operating income are:
Personnel costs	(1,199)	(246)	(34)	-	(1,479)
Depreciation of property, plant and equipment	(221)	(31)	(8)	-	(260)
Impairment of property, plant and equipment	(84)	-	-	-	(84)
Amortization of intangible assets	(221)	(11)	-	-	(232)
Income/(loss) from associates and joint ventures	(3)	-	(2)	-	(5)
Other non-cash items including charges in respect of provi-
sions	(218)	(40)	-	-	(258)

Total assets	8,711	1,102	132	764	10,709
Liabilities and minority interests	(2,261)	(250)	(30)	(4,082)	(6,623)

Included in total assets are:
Total property, plant and equipment	2,070	208	70	-	2,348
Additions to property, plant and equipment	201	39	13	-	253
Additions to intangible assets	118	10	-	-	128
Total investments in associates and joint ventures	70	15	18	-	103

Employees at year end	16,290	5,707	794	-	22,791

5. Regional breakdown of key figures 2003, 2002 and 2001

2003 (US$ million)	NAFTA (2)	Europe & AME (3)	Latin America	Asia Pacific	Total

Sales (1)	2,247	2,591	829	911	6,578
Total assets	2,614	6,685	801	865	10,965
Additions to property, plant and equipment	65	132	14	10	221
Additions to intangible assets	-	37	-	7	44

2002 (US$ million)	NAFTA (2)	Europe & AME (3)	Latin America	Asia Pacific	Total

Sales(1)	2,260	2,346	661	930	6,197
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment	58	89	10	8	165
Additions to intangible assets	1	21	-	-	22

2001 (US$ million)	NAFTA (2)	Europe & AME (3)	Latin America	Asia Pacific	Total

Sales(1)	2,291	2,263	765	1,004	6,323
Total assets	3,123	5,740	1,005	841	10,709
Additions to property, plant and equipment	90	128	15	20	253
Additions to intangible assets	83	45	-	-	128

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for the years ended, December 31, 2003, 2002, and 2001:

(US$ million, except %)			Sales (1)						Total assets

Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%

Switzerland	128	2	131	2	102	2	4,220	38	4,073	39	3,749	35
UK	162	2	162	3	151	2	943	9	804	8	918	9
USA	1,838	28	1,867	30	1,900	30	2,482	23	2,602	25	3,003	28
France	471	7	473	8	577	9	457	4	409	4	358	3
Brazil	519	8	354	6	466	7	689	6	523	5	783	7
Germany	380	6	337	5	281	5	143	1	98	1	77	1
Others	3,080	47	2,873	46	2,846	45	2,031	19	2,017	18	1,821	17

Total	6,578	100	6,197	100	6,323	100	10,965	100	10,526	100	10,709	100

(US$ million, except %)	Additions to property, plant and equipment	Additions to intangible assets

Country	2003	%	2002	%	2001	%	2003	%	2002	%	2001	%

Switzerland	52	23	29	18	27	11	35	80	20	92	45	35
UK	46	21	31	19	63	25	-	-	-	-	-	-
USA	64	29	56	34	88	35	-	-	1	4	83	65
France	7	3	9	5	3	1	-	-	-	-	-	-
Brazil	12	6	7	4	11	4	-	-	-	-	-	-
Germany	1	-	1	1	1	-	-	-	-	-	-	-
Others	39	18	32	19	60	24	9	20	1	4	-	-

Total	221	100	165	100	253	100	44	100	22	100	128	100

No single customer accounts for 10% or more of Syngenta’s total sales.
___________

(1) Sales by location of third party customer.

(2) NAFTA - North American Free Trade Association comprising the United States, Canada and Mexico

(3) AME - Africa and the Middle East

6. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2003	2002	2001

Merger and integration costs related to business combinations;
- charges to provisions	(4)	(15)	-
- expensed as incurred	(17)	(13)	(117)
Restructuring costs for redundant operations and activities;
- charges to provisions	(149)	(177)	(126)
- expensed as incurred	(14)	(43)	(11)
- non-cash pension and other post-retirement benefits restructuring cred-
its/(charges)	9	(14)	(12)
- tangible fixed asset impairments	(44)	(102)	(84)
- intangible fixed asset impairments	-	(32)	(2)
Divestment gains	56	-	75

Total	(163)	(396)	(277)

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

Charges to provisions reflect liabilities associated with restructuring recognized in the year as provisions. Costs expensed as incurred are mainly related to the establishment of common IT systems across the merged group and the relocation of staff and operations as part of the restructuring, which may not be recognized until they are incurred under IAS 37.

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

Terms and debt repayment schedule

(US$ million)	Total	1 yr or less	1-2 yrs	2-3 yrs	3-4 yrs	4-5 yrs	More than 5 yrs

Euro 5.5% bond repayable 2006	1,012			1,012
Commercial paper at various rates	518	518
Amounts owing to banks under various loan
and overdraft facilities, in various currencies
and at various interest rates	198	193	1	1	1	1	1
Receivables factored with recourse	38	38

Total	1,766	749	1	1,013	1	1	1

21. Provisions

(US$ million)	2003	2002	2001

Restructuring provisions (Note 22)	262	273	257
Employee benefits
- pensions (Note 26)	136	101	119
- other post-retirement benefits (Note 26)	70	112	108
- other long-term employee benefits	53	54	53
Environmental provisions (Note 29)	381	381	355
Provisions for legal and product liability settlements	77	51	75
Other provisions	131	165	99

Total	1,110	1,137	1,066

Current portion of:
- restructuring provisions	151	128	132
- employee benefits	25	25	36
- environmental provisions	25	18	29
- provisions for legal and product liability settlements	16	12	-
- other provisions	48	39	34

Total current provisions	265	222	231
Total non-current provisions	845	915	835

Total	1,110	1,137	1,066

The following table analyzes the movement in provisions during 2003:

(US$ million)	Balance at January 1, 2003	Charged to income	Release of provisions credited to income	Payments	Reclass- ifications	Translation effects	Balance at December 31, 2003

Restructuring provisions (Note 22)	273	158	(14)	(179)	5	19	262
Employee benefits
- pensions (Note 26)	101	129	(1)	(110)	(2)	19	136
- other post-retirement benefits
(Note 26)	112	15	-	(58)	-	1	70
- other long-term employee benefits	54	8	(1)	(4)	(6)	2	53
Environmental provisions (Note 29)	381	35	(1)	(55)	(1)	22	381
Provisions for legal and product liability settlements	51	22	(11)	(14)	24	5	77
Other provisions	165	61	(11)	(26)	(66)	8	131

Total	1,137	428	(39)	(446)	(46)	76	1,110

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total

January 1, 2001	178	172	350

Cash payments	(111)	(113)	(224)
Additions charged to income	91	50	141
Releases credited to income	(7)	1	(6)
Other movements	(2)	5	3
Translation (gains)/losses net	(2)	(5)	(7)

December 31, 2001	147	110	257

Cash payments	(84)	(106)	(190)
Additions charged to income	119	101	220
Releases credited to income	(14)	-	(14)
Reclassifications	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22

December 31, 2002	170	103	273

Cash payments	(110)	(69)	(179)
Additions charged to income	72	86	158
Releases credited to income	(5)	(9)	(14)
Reclassifications	6	(1)	5
Translation (gains)/losses net	12	7	19

December 31, 2003	145	117	262

Restructuring provisions and costs relate to business changes which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations. For the periods presented they relate mainly to Syngenta’s business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, and the closure of duplicate head office, research and development and manufacturing facilities. The merger restructuring plans are due to complete by the end of 2005.

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

The charge to income of US$158 million in 2003 mainly represents:

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

The charge to income of US$220 million in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta’s main research and development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in Quarter 4. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

The charge to income of US$172 million in 2001 arising from the integration of the combined Syngenta businesses represents principally the creation of new organizational structures to replace the previous separate legacy organizations and the plans announced in August 2001 to close certain manufacturing sites and refocus other continuing manufacturing sites.

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

Contingencies

Syngenta is involved in a number of legal proceedings arising out of the normal conduct of its business. In those cases where Syngenta believes it is likely to have to make a settlement, the cost of settlement has been estimated and provided in the financial statements. In those cases where Syngenta believes the possibility of any outflow in settlement to be remote, no provision is made. Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta's consolidated operating results and cash flows for a particular reporting period, Syngenta believes that resolution of such matters should not materially affect Syngenta’s consolidated financial position, although there can be no assurances in this regard.

Significant legal proceedings in which Syngenta is involved are described below. Except as described below, Syngenta is unable to reasonably estimate the amount, if any, of damages that may result from the claims described below. In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a world-wide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta’s businesses and the risks to which it is subject.

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

In July 2002 Syngenta filed a lawsuit in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 BT corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. The defendants assert that the patents are not infringed and are invalid and unenforceable. The case is currently in discovery and is scheduled for trial in November 2004. In this lawsuit, Syngenta seeks damages adequate to compensate Syngenta for defendants’ infringement of the patents at issue, with interest as fixed by the Court, as well as damages to be trebled as a consequence of defendants’ willful infringement. Syngenta is also seeking injunctions prohibiting defendants from further acts of infringement, contributory infringement and inducement of infringement.

In a second lawsuit filed in July 2002, Syngenta Biotechnology, Inc., asserted that Monsanto and Delta and Pine Land are infringing United States Patent No. 6,051,757 by at least their activities relating to Bollgard® Cotton, Bollgard® ll Cotton and Roundup Ready® Cotton as well as ongoing activities relating to the Agrobacterium transformation of broadleaf plants such as cotton and soybean. This patent covers methods of transferring genes into broadleaf plants using Agrobacterium and related methods of breeding. On January 31, 2003, Syngenta filed a new lawsuit against Dow AgroSciences and Phytogen for infringement of U.S. Patent No. 6,051,757. the same Agrobacterium transformation patent under which Syngenta brought suit against Monsanto Company and Delta and Pine Land Company in July 2002. The impetus for filing this new lawsuit was a public disclosure that Dow’s WideStrikeTM insect resistant cotton was made by Agrobacterium transformation and would be commercially introduced by Dow and Phytogen for the 2004 season. On May 22, 2003, this case was consolidated with Syngenta’s case against Monsanto and Delta and Pine Land for purposes of claim construction and fact discovery. In February 2004, Syngenta settled both of these lawsuits with all defendants and these two lawsuits have been dismissed. As part of the settlement with Monsanto, Syngenta and Monsanto also reached an agreement that resolves a lengthy patent interference proceeding in the U.S. Patent and Trademark Office involving transgenic broad leaf crops. Under the agreement with Monsanto, Syngenta and Monsanto will provide each other with royalty-free, non-exclusive licenses related to the development, use and sale of transgenic crops containing agricultural technologies such as insect-protection and herbicide-tolerance produced through the cross-licensed Agrobacterium-mediated transformation technology.

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

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by Syngenta, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and equity are set out in the tables below:

(US$ million, except earnings per share amounts)	Notes	2003	2002	2001

Net income/(loss) reported under IFRS		268	(27)	34

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	43	46	(288)
Purchase accounting: other acquisitions	b	(67)	(167)	(141)
Restructuring charges	c	32	(3)	-
Pension provisions (including post-retirement benefits)	d	2	1	2
Stock-based compensation	e	(4)	(3)	(3)
Deferred taxes on unrealised profit in inventory	f	36	(4)	5
Impairment losses	g	(3)	(30)	-
Other items	h	(4)	(2)	8
Deferred tax effect on U.S. GAAP adjustments		(41)	24	136

Net income/(loss) reported under U.S. GAAP		262	(165)	(247)

Basic and diluted earnings/(loss) per share under U.S. GAAP		2.57	(1.62)	(2.44)

Basic weighted average number of shares outstanding
(millions)		102	102	101
Diluted weighted average number of shares outstanding
(millions)		102	102	101

(US$ million, except earnings per share amounts)	Notes	2003	2002	2001

Equity reported under IFRS		5,053	4,350	4,086

U.S. GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(494)	(483)	(468)
Purchase accounting: other acquisitions	b	868	931	1,098
Restructuring provisions	c	26	(7)	-
Pension provisions (including post-retirement benefits)	d	(166)	(97)	(3)
Stock-based compensation	e	-	-	-
Deferred taxes on unrealized profit in inventory	f	(3)	(37)	(33)
Impairment losses	g	23	23	-
Other items	h	32	27	28
Deferred tax effect on U.S. GAAP adjustments		(144)	(174)	(291)

Equity reported under U.S. GAAP		5,195	4,533	4,417

(US$ million)	2003	2002	2001

Components of equity in accordance with U.S. GAAP:
Share capital	667	667	667
Additional paid-in capital	5,174	5,174	5,174
Treasury shares, at cost	(504)	(512)	(518)
Retained deficit	(321)	(518)	(305)
Accumulated other comprehensive income:
- Currency translation adjustment	168	(263)	(573)
- Unrealized holding gains/(losses) on available-for-sale financial assets	24	2	(11)
- Derivative financial instruments designated as cash flow
hedges	66	13	(17)
- Additional minimum pension liability adjustment	(169)	(94)	-
- Deferred taxes	90	64	-

Total	5,195	4,533	4,417

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

Additional U.S. GAAP disclosures

Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for the years ended December 31, 2003, 2002, and 2001:

(US$ million)	Year ended December 31,
Numerator:	2003	2002	2001

Net income	261.6	(164.9)	(247.3)

Denominator:

(millions)
Weighted-average shares outstanding used for basic	102	102	101
earnings per share
Effect of dilutive securities:
Stock options	0	0	0

Weighted-average shares outstanding and dilutive
securities used for diluted earnings per share	102	102	101

Options to purchase 1.7 million ordinary shares with exercise prices ranging from CHF 76.5 to CHF 98.0 per share were outstanding during 2003, but were excluded from the computation of diluted earnings per share as their effect would have been antidilutive.

On February 10, 2004, Syngenta sold 4.5 million of treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares as discussed in Note 35. The equity instrument is generally equivalent to a low price call option over the same number of Syngenta shares and enables Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. These shares are dilutive and will effect Syngenta’s earnings per share in periods subsequent to December 31, 2003.

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