Form 20-F
period 2004-12-31
SYNGENTA AG
filed 2005-03-16
CIK 1123661

As filed with the Securities and Exchange Commission on March 16, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐ FORM 20-F REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15152

SYNGENTA AG
(Exact name of Registrant as specified in its charter)

SWITZERLAND
(Jurisdiction of incorporation or organization)

Schwarzwaldallee 215, 4058 Basel, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one-fifth of a common share of Syngenta AG, nominal value CHF 8.30 each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

112,564,584 Common shares, nominal value CHF 8.30 each

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to United States Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 of the consolidated financial statements.

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

A body of generally accepted accounting principles such as US GAAP or IFRS is commonly referred to as “GAAP”. A “non-GAAP financial measure” is generally defined by the United States Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This report presents certain non-GAAP financial measures, primarily results excluding restructuring and impairment charges and comparative performance measured at constant exchange rates. In accordance with applicable rules and regulations, we have presented definitions and reconciliations of non-GAAP financial measures to the most comparable GAAP measures in Item 5 “Operating and Financial Review and Prospects” of this report. The non-GAAP financial measures described herein are not a substitute for GAAP measures, for which management has responsibility.

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

ii

  the risk that we will not be able to obtain or maintain the necessary regulatory approvals for our business;

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

Some of these factors are discussed in more detail herein, including under Item 3 “Key Information”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Syngenta does not intend or assume any obligation to update these forward-looking statements.

iii

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 of the consolidated financial statements.

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta or its predecessor. Investors should read the whole document and not rely on the summarized information.

Financial Highlights

	Year ended December 31,

(US$ million except where stated)	2004	2003 (adjusted) (3)	2002 (adjusted) (3)	2001 (adjusted) (3)	2000 (adjusted) (3)

Amounts in accordance with IFRS (1)
Income statement data
Sales	7,269	6,525	6,163	6,301	4,839
Cost of goods sold	(3,532)	(3,248)	(3,088)	(3,168)	(2,404)

Gross profit	3,737	3,277	3,075	3,133	2,435
Operating expenses	(3,196)	(2,756)	(2,865)	(2,780)	(1,462)

Operating income	541	521	210	353	973

Income/(loss) before taxes	466	382	(15)	97	887
Income/(loss) from continuing operations	536	248	(68)	25	556

Net income/(loss) attributable to
Syngenta AG shareholders	460	250	(65)	27	555

Number of shares – basic	105,208,929	101,682,672	101,541,119	101,400,583	74,103,761
Number of shares – diluted	106,015,369	101,799,899	101,586,435	101,400,583	74,103,761
Basic earnings/(loss) per share
From continuing operations	5.16	2.41	(0.71)	0.25	7.40
From discontinued operations	(0.79)	0.05	0.07	0.02	0.09

Total	4.37	2.46	(0.64)	0.27	7.49

Diluted earnings/(loss) per share
From continuing operations	5.12	2.40	(0.71)	0.25	7.40
From discontinued operations	(0.78)	0.05	0.07	0.02	0.09

Total	4.34	2.45	(0.64)	0.27	7.49

Cash dividends declared – CHF per share	–	0.85	0.80	–	–
– US$ per share equivalent	–	0.64	0.48
Par value reduction – CHF per share	1.70	–	–	–	–
– US$ per share equivalent	1.35	–	–	–	–

Cash flow data from continuing operations
Cash flow from operating activities	1,309	791	769	548	610
Cash flow from/(used for) investing activities	(686)	(232)	(254)	(122)	1,045
Cash flow from/(used for) financing activities	(679)	(630)	(602)	(868)	(968)
Capital expenditure on tangible fixed assets	(166)	(211)	(157)	(253)	(185)

Balance sheet data
Current assets less current liabilities	2,185	1,816	1,139	880	(213)
Total assets	12,008	10,968	10,526	10,709	11,815
Total non-current liabilities	(3,106)	(2,933)	(2,938)	(3,110)	(2,147)
Total liabilities	(6,330)	(5,845)	(6,096)	(6,550)	(7,504)
Share capital	525	667	667	667	667
Total shareholders’ equity	5,658	5,056	4,350	4,086	4,210

Other supplementary income data
Diluted earnings/(loss) per share from
continuing operations, excluding
restructuring and impairment (2)	7.19	3.34	2.17	2.11	2.62

Amounts in accordance with US GAAP
Sales	7,269	6,525	6,163	6,323	4,876
Net income/(loss) from continuing operations	429	247	(201)	(258)	172
Net income/(loss) attributable to
Syngenta AG shareholders	352	250	(198)	(254)	171
Total assets (unaudited)	12,292	11,418	11,023	11,329	12,826
Total non-current liabilities (unaudited)	(3,391)	(3,141)	(3,133)	(3,300)	(2,621)
Total equity	5,648	4,202	4,536	4,418	4,820
Basic earnings/(loss) per share (4)
From continuing operations	4.14	2.42	(2.01)	(2.52)	2.22
From discontinued operations	(0.79)	0.04	0.06	0.02	0.09
Diluted earnings/(loss) per share (4)
From continuing operations	4.10	2.41	(2.01)	(2.52)	2.22
From discontinued operations	(0.78)	0.04	0.06	0.02	0.09

Notes

(1)	Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 33 to the consolidated financial statements.

When reading the consolidated financial statements, the following needs to be considered. For accounting and financial purposes, the transactions forming Syngenta are treated as a purchase of Zeneca agrochemicals business by Novartis agribusiness with effect from November 13, 2000. As such, the consolidated financial statements do not include the financial results of Zeneca agrochemicals business prior to November 13, 2000, and are not indicative of the performance of Syngenta prior to this date. The basis of preparation for 2000 is explained further in Appendix A of Item 5.

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

Restructuring and impairment charges for 2004, 2003 and 2002 are analyzed in Note 7 to the consolidated financial statements. Restructuring and impairment for 2001 represents the costs of integrating the separate Novartis agribusiness and Zeneca agrochemicals business legacy organizations and the announced closure of certain manufacturing sites and refocusing of other continuing manufacturing sites. Restructuring and impairment for 2000 consisted of US$261 million of restructuring costs, US$68 million of merger costs and US$785 million of product divestment gains in connection with the transactions which formed Syngenta. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A of Item 5.

(3)	The International Accounting Standards Board issued several new or revised accounting standards between December 2003 and March 2004. These standards are mandatory for Syngenta as from January 1, 2005. Wherever practicable, Syngenta has adopted these standards early as from January 1, 2004. Notes 2 and 34 to the consolidated financial statements contain a full description of the changes. Where relevant, the comparative information in the financial highlights has been adjusted to reflect the new presentation.

(4)	The number of shares used to calculate the US GAAP earnings per share is the same as that used under IFRS.

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

Syngenta Faces Increasing Competition in Its Industry, Especially During Downturns in Commodity Crop Prices

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend has recently been slowed as some products are withdrawn because they are not re-registered or are subject to voluntary programmes to reduce the range of products offered. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

Movements in commodity crop prices can affect Syngenta’s results. This can result not only in reduced sales, but also in competitive price pressure in certain of our markets, particularly when commodity crop prices are depressed, as has been the case in recent years. These fluctuations may negatively impact Syngenta’s business or results of operations in the future.

Syngenta May Not Be Able to Obtain or Maintain the Necessary Regulatory Approvals for Some of Its Products, and This Would Restrict Its Ability to Sell Those Products in Some Markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals. In most markets, including the United States and the EU, crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of Syngenta’s principal markets, after a period of time, Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the EU, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties.

Regulatory standards and trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. In addition, changing regulatory standards may affect Syngenta’s ability to maintain its products on the market.

Changes in the Agricultural Policies of Governments and International Organizations May Prove Unfavorable

In subsidized markets such as the United States, EU and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets. In each of these areas there are various pressures to reduce subsidies. However, it is difficult to predict accurately whether and when such changes will occur. We expect that the policies of governments and international organizations will continue to affect the operating results of the agribusiness industry, and accordingly the income available to growers to purchase crop protection and seeds products.

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

Third parties may also assert that Syngenta’s products violate their intellectual property rights. As the number of biotechnological products used in agriculture increases and the functionality of these products further overlap, Syngenta believes that it may continue to be subject to infringement claims. Even claims without merit are time-consuming and expensive to defend. As a result of these claims, Syngenta could be required to enter into license arrangements, develop non-infringing products or engage in litigation that could be costly.

Syngenta May Be Required to Pay Substantial Damages as a Result of Product Liability Claims for Which Insurance Coverage is Not Available

Product liability claims are a commercial risk for Syngenta, particularly as we are involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of crop protection and seeds companies in past years based upon claims for injuries allegedly caused by the use of their products. While we have a global insurance program in place, a substantial product liability claim that is not covered by insurance could have a material adverse effect on Syngenta’s operating results or financial condition.

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

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business. This may not be offset, in whole or in part, by the opportunities presented to our seeds and plant science businesses, which are more actively pursuing products and traits developed through biotechnology. Crop protection accounted for 83% of sales in 2004, whereas seeds accounted for 17% of sales. The area of Syngenta’s crop protection business where genetically modified seeds have had the largest adverse impact to date is that of selective herbicides for use on oilseed crops, although genetically modified seeds’ impact on the crop protection markets in corn and cotton is also significant and growing.

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

Currency Fluctuations May Have a Harmful Impact on Syngenta’s Financial Results or May Increase Its Liabilities

Syngenta reports its results in US dollars; however a substantial portion of our sales and product costs is denominated in currencies other than the US dollar. Fluctuations in the values of these currencies, especially in the US dollar against the Swiss franc, British pound and euro, can have a material impact on our financial results.

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

ITEM 4 — INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG was formed in November 1999 under the laws of Switzerland and became a public company in November 2000. Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is 41-61-323-1111. Syngenta’s registered agent for service of process in the United States is CT Corporation System. CT Corporation System’s address is 111 Eighth Avenue, New York, New York 10011, United States.

Syngenta was created by Novartis AG and AstraZeneca PLC in November 2000 through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

As at December 31, 2004, the company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN and the New York Stock Exchange under the symbol SYT. Syngenta de-listed its shares from the London Stock Exchange and the Stockholm Stock Exchange as of December 30, 2003 due to the low level of trading on these exchanges. The shares were listed on these two stock exchanges at the time of Syngenta’s floatation to reflect the shareholder base of the two legacy companies.

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

Zeneca agrochemicals business was one of the world’s leading suppliers of crop protection products in terms of sales prior to the Transactions. Its sales in 1999 totaled US$2,657 million. Zeneca agrochemicals business operated in more than 120 countries worldwide and employed approximately 8,300 people at December 31, 1999. Zeneca agrochemicals business was demerged from ICI PLC in 1993, together with the pharmaceuticals and specialty chemicals businesses. ICI had originally entered the agrochemicals market in the 1930’s.

The Demergers and Combinations to Form Syngenta

The boards of directors of Novartis and AstraZeneca announced on December 2, 1999 that they had unanimously agreed to spin-off and merge Novartis agribusiness and Zeneca agrochemicals business. These transactions were effected by means of the demerger of Novartis agribusiness and Zeneca agrochemicals business from the remaining businesses of Novartis and AstraZeneca, respectively, and the combination of Novartis agribusiness and Zeneca agrochemicals business into Syngenta, subject to the conditions and further terms described in this annual report below under Item 10 “Additional Information—Material Contracts”.

Regulatory Approval

The required waiting period for completion of the Transactions under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, ended on November 1, 2000. Novartis and AstraZeneca divested certain businesses, principally acetochlor-based products which are sold under a number of trade names, including Surpass®, and the businesses associated with the strobilurin fungicide product line Flint®, which comprises the range of products based on the chemical trifloxystrobin and includes the brands Flint®/Stratego®/Twist®/Sphere®/Agora® and Rombus®. The FTC provisionally approved an Agreement Containing Consent Orders including these divestitures and the Transactions as of November 1, 2000 and Syngenta was formed on November 13, 2000. The FTC gave final approval to the Agreement Containing Consent Orders as of December 22, 2000.

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

United States

Under Section 355(e) of the United States Internal Revenue Code, Novartis may be held liable for United States federal income tax in respect of its distribution of Novartis Agribusiness Holding Inc. if shareholders of Novartis fail to continue to own, indirectly through their ownership of Syngenta shares or ADRs, more than 50% of the stock of Novartis Agribusiness Holding Inc., and such failure is attributable to a plan found to exist as of the time of such distribution.

In this regard, under the terms of the tax deed entered into between Syngenta and Novartis, Syngenta was prevented from substantially changing its shareholder base for at least two years after the completion of the Transactions, which period ended in 2002. In the event that Syngenta did take any such actions, it would be required, under the terms of the tax deed with Novartis, to indemnify Novartis for any resulting tax liabilities incurred under United States federal income tax law. This indemnity would cover, in particular, any United States federal income tax liability incurred by Novartis if such actions caused the demerger of the Novartis agribusiness to no longer be treated as a tax-free spin-off for United States federal income tax purposes. See Item 10 “Additional Information—Material Contracts—The Separation Agreements—Tax Deed”.

Investments and Divestments

Investments

In 2004, Syngenta made a number of investments to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the U.S. based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest® “family” of companies for US$154 million net of cash in the acquired companies, the acquisition of 90% of the North American corn, soybean and wheat business of Advanta BV for US$325 million net of cash in the acquired companies, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. Syngenta also purchased the remaining 67% of the outstanding shares of Dia-Engei, a Japanese flower seed company. In 2003, Syngenta acquired additional shares in the publicly listed subsidiary Syngenta India Limited, increasing Syngenta’s shareholding to 84% from 51% at a cost of US$29 million. In another transaction, Syngenta granted an exclusive, royalty-free perpetual license for certain intellectual property for use in the pharmaceutical field to Diversa Corporation in exchange for stock and warrants representing 14% and 3% respectively of Diversa’s then outstanding stock pro forma for the equity issuances. Syngenta also entered into a minimum five year research collaboration agreement with Diversa as part of this transaction. In 2002 payment of US$120 million was made to obtain worldwide, exclusive rights to the insecticide thiamethoxam.

Divestments

On September 30, 2004, Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million. This business was previously shown as part of the Crop Protection segment, and has now been presented as a discontinued operation in the consolidated income statement and segmental results. This transaction is further described in Note 3 to the consolidated financial statements. There were no major business or product divestments in 2002 or 2003.

Syngenta’s Strategy

Syngenta’s goal is to create value for its shareholders by being the leading provider of innovative products and solutions to growers and the food and feed chain.

There are five principal components to Syngenta’s strategy to achieve this goal:

Capitalize on the Strengths of Syngenta’s Global Crop Protection and Seeds Businesses

One of Syngenta’s key strengths is its broad base of strong, profitable products in its two main divisions: crop protection and seeds. Syngenta builds on these strengths by continuing to manage crop protection and seeds as independent divisions with strong management focus and accountability, while applying common systems and performance measures to achieve the transparency necessary to meet corporate expectations. Wherever appropriate Syngenta looks for opportunities to capture synergies across these two divisions, primarily in research and development and marketing and support services.

Actively Manage the Product Portfolio, Focus on Growers’ Needs and the Demands of the Entire Feed and Food Chain, and Deliver Increasingly Tailored Local Solutions

Syngenta seeks to balance the global management of strong individual products and local customization to meet growers’ needs by:

  Focusing on a core range of products tailored for local needs

We direct our development activities principally to a core range of global products in an optimized array of formulations adapted to meet local needs, while rationalizing non-core products over time. This continues to drive sales while exploiting operational efficiencies.

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

  Sustaining and developing strong and long-standing relationships with its major channel partners in all territories worldwide

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

We focus on improved ways to direct our research towards areas of health and environmental safety. An example of the success delivered by the process is given by CALLISTO®, which showed a favorable environmental profile and became the leading selective herbicide for corn in the United States within three years.

  Harness the full potential of our established products and technologies, including by extending their life cycles through research and development activities

We believe that we possess one of the broadest ranges of chemical crop protection products and technologies in the industry. We plan to refresh and improve this range, in the form of individual compounds and as innovative mixtures. We employ some of the best scientists in chemistry, physiology, bioperformance enhancement and formulation to achieve our objective. Attractive opportunities exist for combinations of products to provide tailored crop solutions for the specific requirements of growers. We believe that the integration of chemical and gene-based solutions offers a particularly attractive opportunity for the future.

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

Crop improvement programs represented in Syngenta’s current research projects are exemplified by:

  Self-protection against pests and diseases (e.g., in insect-resistant corn and cotton, disease-resistant wheat)

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

  Improved safety and nutritional quality of animal feed (e.g., enhanced phosphorus nutrition)

  Corn enhanced through biotechnology that expresses high levels of amylase for ethanol production (improved process efficiency could lead to substantial environmental benefits and production cost savings)

  Improved quality of food crops and better processing characteristics (e.g., improved wheat for breadmaking)

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

  Develop products based on biotechnology

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

Syngenta believes that through plant biotechnology, it has the potential to bring considerable benefits to mankind in both developed and developing countries. Syngenta remains committed to the use of gene-based technologies that are safe and effective. At the same time we recognize the current debate surrounding the use of biotechnology. These attitudes vary greatly from region to region. In North America and many emerging markets, this technology has been generally accepted. However, in Europe, genetic modification as a route to novel foods and feed continues to be the subject of debate. Political parties, consumer groups, and some governments have expressed their concerns in terms of food safety and environmental issues. Delays in the regulatory and political processes in the EU have meant a delay in product approvals, and although recent developments have indicated an unblocking of this process, significant progress has yet to occur.

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

Syngenta’s approach to innovation seeks to take into full consideration the range of public attitudes around the world. For instance in Europe, it will be important to focus on consumer benefits in order to foster widespread confidence. In the developing world, the promise of biotechnology for food production and health improvement is considerable. For example, Syngenta is contributing to the development of “Golden Rice”, which produces beta-carotene, a precursor of vitamin A, in partnership with the public sector. In many developing countries, vitamin A deficiency is a common cause of illness and is an important contributor to blindness, especially in children. As Syngenta’s science develops, it will introduce techniques that mitigate perceived risks. For example, Syngenta has introduced a novel marker gene system called POSITECH™ as a new and efficient alternative to antibiotic resistance markers.

As the public becomes more informed about products with consumer benefits and about the use of science to explore and understand safety issues and risks, Syngenta believes that products created through biotechnology will gain widespread public acceptance. However, attitudes toward biotechnology continue to evolve and Syngenta cannot provide absolute assurance of how quickly such products will receive widespread support.

Realize the Savings from the Operational Efficiency Program

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of US$300 million by 2008, measured by comparing total costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix and specifically identified expenditures such as growth projects. This program will include the relocation of assets to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing and the outsourcing of some administrative processes. The total cash cost of the program will be around US$500 million over five years and non-cash charges, principally writing-down the value of fixed assets, are expected to be around US$350 million. Specific announcements on the closure of two manufacturing sites, one in Switzerland and one in the United States, and the rationalization of two further manufacturing sites were made on the same date and a further closure announcement was made later in 2004. Production from these closing sites will be relocated and costs related to these site announcements had been included in the above totals. See Item 5 “Operating and Financial Review and Prospects—Overview—Operational Efficiency Program” for more information regarding this program.

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

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to areas including improving growers’ yield and food quality. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s Business

Syngenta’s business divides generally into three segments: crop protection, seeds and plant science. These segments are described in greater detail below.

Crop Protection

Products

Syngenta has a broad product range, making Syngenta number one or two in all of its target segments, underpinned by strong worldwide market coverage. Syngenta focuses on all major crops, in particular corn, cereals, field crops, vegetables and rice, and applies its technologies to other crops, such as, sugar beets, cotton, fruits and grapes, and to turf and ornamentals.

Syngenta is active in herbicides, especially for corn, cereals and rice; fungicides mainly for cereals, fruits, grapes, rice and vegetables; insecticides for fruits, vegetables and cotton; and professional products, such as seed treatments, products for public health and products for turf and ornamentals. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact and (ii) selective herbicides, which are crop-specific and control weeds without harming the crop. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture, together with seeds treatments where insecticides and fungicides protect growth during the early stages.

The following table sets out 2004, 2003 and 2002 crop protection sales:

Syngenta Sales

Products	2004 (US$ million)	(%)	2003 (US$ million)	(%)	2002 (US$ million)	(%)

Selective herbicides	1,867	31	1,717	32	1,606	31
Non-selective herbicides	645	11	616	11	650	13
Fungicides	1,702	28	1,438	26	1,398	27
Insecticides	1,049	17	960	18	855	16
Professional products	708	12	642	12	585	11
Others	59	1	48	1	95	2

Total	6,030	100	5,421	100	5,189	100

The tables below show Syngenta’s principal products: (1) currently in development; (2) recently launched; and (3) key marketed. Products in development are those we are currently planning to bring to market. Recently launched products are those that we have introduced in the past five years.

Products in Development

Active Substance	Crop Use	Status

Selective Herbicides
New herbicide 407	Cereals	In development

Fungicide
New fungicide 446	Fruits and vegetables	In development

Recently Launched Products (last 5 years)

Active Substance	Selected Brand Names (1)	Crop Use	Targets

Selective Herbicides
Pyriftalid	APIRO ®	Rice	Annual grasses in transplanted rice

Mesotrione (2)	CALLISTO ® /LUMAX ® /	Corn	Broad-leaved weeds / full spectrum
LEXAR™/CAMIX ®

Trifloxysulfuron	ENVOKE ® , KRISMAT ® , MONUMENT™	Cotton, sugarcane, turf	Post-emergence selective herbicide against broad-leaved weeds, sedges and grasses

Fungicides
Picoxystrobin	ACANTO ®	Wheat and barley	Broad spectrum

Insecticides
Thiamethoxam	ACTARA ® /CRUISER ®	Broad range of crops including seed treatment	Foliar sucking pests and soil dwelling insects

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

Key Marketed Products

Active Substance	Selected Brand Names (1)	Crop Use	Targets

Selective Herbicides
Atrazine	AATREX ® /GESAPRIM ®(2)	Corn, sorghum, sugarcane	Annual grasses and some broad-
leaved weeds
Clodinafop	TOPIK ® /HORIZON ® /	Wheat, rye, triticale	Annual grasses
CELIO ® / DISCOVER ®
Dicamba	BANVEL ®	Cereals, corn, turf, sugarcane	Annual and perennial broad-leaved
weeds
Dimethachlor	COLZOR TRIO™	Colza	Broad spectrum
Fluazifop-P-Butyl	FUSILADE ®	Soybeans, cotton, oilseed rape,	Grass weeds
fruit and vegetables

Key Marketed Products

Active Substance	Selected Brand Names (1)	Crop Use	Targets

Fomesafen	FLEX ® /REFLEX ®	Soybeans	Broad-leaved weeds
Molinate	ORDRAM ®(3)	Rice	Annual grasses
Nicosulfuron	MILAGRO ®(4)	Corn	Grass weeds
Pretilachlor	RIFIT ® /SOFIT ®	Rice	Grasses, sedges and some
broadleaved weeds
S-metolachlor	DUAL MAGNUM ® /DUAL	Corn, soybeans, peanuts, sugar	Annual grasses and some broad-
	GOLD ® /BICEP MAGNUM ®	beet, sunflowers	leaved weeds
Tralkoxydim	ACHIEVE ® /GRASP ®	Wheat, barley	Grass weeds
Triasulfuron	LOGRAN ® /AMBER ®	Cereals, transplanted rice	Annual broad-leaved weeds and
some grasses
Non-Selective Herbicides
Diamonium Glyphosate	TOUCHDOWN ® /ZAPP ® /	Cotton, all field crops, fruits and	Broad spectrum weed control
	OURAGAN ®	vegetables
Diquat	REGLONE ®	Wheat, sunflower, oilseed rape,	Broad spectrum weed control;
		potatoes	desiccation
Paraquat	GRAMOXONE ®	Cereals, rice, soybeans, corn,	Broad spectrum weed control
fruit and vegetables
Fungicides
Azoxystrobin	AMISTAR ® /QUADRIS ® /	Wheat, barley, fruit and	Broad spectrum disease control
	AMISTAR OPTI™/	vegetables, rice, turf
HERITAGE ® /ABOUND ®
Chlorothalonil	BRAVO ® /DACONIL ®	Fruit and vegetables, wheat, turf	Broad spectrum disease control
Cyproconazole	ALTO ®(5)	Cereals, coffee, peanuts, rice,	Powdery mildew, rust, leaf spots
sugar beet, stone fruits
Cyprodinil	UNIX ® /STEREO ®(6)	Pome fruits, stone fruits, cereals,	Scab, Alternaria, powdery mildew,
	/SWITCH ® CHORUS ®	grapes, vegetables	eyespot, Botrytis, grey mold
Difenoconazole	SCORE ® /DIVIDEND ®	Vegetables, field crops,	Broad spectrum disease control
plantation crops and seed
treatment
Fluazinam (7)	SHIRLAN ®	Potatoes	Potato late blight, flower bulb and
onion diseases
Fludioxonil	CELEST ® /MAXIM ® /	Seed treatment, grapes, turf,	Bunt, snow mold seedling blights,
	GEOXE ® /MEDALLION ®	vegetables	scurf, Botrytis, dollar spot
MEFENOXAM™ (9)	RIDOMIL GOLD ® /FOLIO	Broad range, including potatoes,	Late blight, downy mildew and
	GOLD™/APRON ® XL/	grapes, vegetables, seed	damping off diseases
	SUBDUE ®	treatment and turf and
ornamentals
Propiconazole	TILT ®(8) /BANNER ®	Cereals, bananas, rice and turf	Broad spectrum disease control
Trinexapac-ethyl	MODDUS ® /PRIMO ®	Sugarcane, cereals, turf	Increases sugar content,
antilodging, reduces grass growth
Insecticides
Abamectin	VERTIMEC ® /AGRIMEK ®	Citrus fruits, vegetables, pome	Mites, leafminers and some
		fruits, ornamentals	caterpillars
Emamectin Benzoate	PROCLAIM ® /AFFIRM ®	Vegetables, cotton	Caterpillars
Methidathion	SUPRACIDE ®	Fruits, nuts	Scales, caterpillars
Lambda-cyhalothrin	KARATE ® /ICON ®	Cotton, corn, fruit and	Broad spectrum insect control
vegetables, soybeans, public
health
Lufenuron	MATCH ®	Corn, potatoes, citrus,	Caterpillars, leafminers, western
		vegetables, cotton	flower thrips
Fosthiazate	NEMATHORIN ®(4)	Potato, banana, tomato	Nematodes
Pymetrozine	CHESS ® /PLENUM ®	Vegetables, fruits, potatoes	Aphids, white flies and leaf hoppers
Profenofos	CURACRON ®	Cotton, potatoes, soybeans and	Caterpillars, sucking insects, mites
vegetables
Tefluthrin	FORCE ®	Corn	Corn rootworm

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine directly (including the trade mark GESAPRIM ® ) in France. In the US, the EPA grated atrazine a favorable registration decision. However, atrazine and its sister herbicides simazine were not granted re-registration in the European Union.

(3)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to divest to a third party by way of an exclusive license to manufacture and sell, or an exclusive right to distribute, the molinate-based formulation of ORDRAM ® SOPRA in France for use on rice until 2008. In the US, Syngenta has announced its intention to phase out molinate and to cancel its US registrations by the end of June 2008.

(4)	Product distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK).

(5)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the EEA to Bayer, under Bayer’s own trade name. Syngenta will be permitted to recommence sales of cyproconazole directly, under the ALTO ® (or other) name, in 2005 at the latest.

(6)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO ® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

(7)	Product that is distributed, but not manufactured, by Syngenta.

(8)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell TILT ® 250EC and TILT ® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

(9)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Selective Herbicides

We have a broad range of selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops with a special emphasis on corn and cereals.

Product In Development

  407, a new herbicide for the control of grasses in cereals.

Recently Launched Products

  APIRO ® was successfully launched in South Korea (2002) and Japan (2003). This family of products contains pyriftalid in combination with proprietary pretilachlor and other rice herbicides.

  CALLISTO ® was successfully launched in the United States, Germany, France, Italy, Spain, Austria, Holland and other countries. It has received registration in the United States under the reduced risk scheme reflecting its favorable environmental and toxicological profile and was recognized as the most successful product launch in the market the year it was introduced by the American Agricultural Marketing Association. This is a post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn.

  LUMAX ® , LEXAR™ and CAMIX ® are combination products from the Callisto family containing mesotrione, S-metolachlor and atrazine (LUMAX ® LEXAR™) or mesotrione and S-metolachlor (CAMIX ® ). They are pre- emergence products for use in corn and provide broad spectrum weed control. LUMAX ® and CAMIX ® received registrations in the United States and were successfully launched in the 2003 season and LEXAR™ received registration in the United States in 2004 with full launch in the 2005 season.

  ENVOKE ® and KRISMAT ® have been launched in Brazil as new broad-spectrum herbicides in cotton and sugarcane against grasses, dicots and sedges. Syngenta has already received registrations for use on sugarcane in Colombia and in several Central American countries (KRISMAT ® ) as well as for use on cotton in Brazil, Argentina and Australia (ENVOKE ® ). Registration in the United States was obtained in the third quarter of 2003 for use on cotton, sugarcane and tomatoes and launched in the 2004 season.

Key Marketed Products

  AATREX ® and GESAPRIM ® act mainly against annual grasses and broad-leaved weeds. Although the active substance, atrazine, was introduced in 1957, and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. It is currently going through a re-registration process in major markets and has received favorable evaluation in the United States by the EPA’s Scientific Advisory Panel. In the European Union atrazine was not granted re-registration. In European markets Syngenta will extend the use of terbuthylazine which has already been safely used in Germany and Italy for several years.

  DUAL GOLD ® and DUAL MAGNUM ® are replacing our top-selling metolachlor products of the DUAL ® family. These products contain S-metolachlor, which is used at a 35% to 40% lower rate than metolachlor. This not only reduces the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but decreases the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. It may also be used effectively in combination with triazine herbicides such as in BICEP MAGNUM ® , GARDO ® GOLD ® or PRIMAGRAM ® GOLD ® .

  MILAGRO ® is distributed on behalf of Isihara Sangyo Kaisha Ltd. and used post-emergence in corn against grass weeds. It completes the spectrum of our newly launched CALLISTO ® .

  TOPIK ® , HORIZON ® , CELIO ® and DISCOVER ® are grass herbicides. They provide the broadest spectrum of annual grass control currently available for wheat. To further increase crop safety in cereals the active substance clodinafop is mixed with the safener cloquintocet, which selectively enhances the degradation of clodinafop in wheat but not in the grass weeds.

  BANVEL ® is a herbicide that controls broad-leaved weeds in corn and small grain cereals and that is used also in turf and ornamentals, pastures and non-crop land. Dicamba has an excellent toxicological and environmental profile. Rights to sell the active substance dicamba in the United States and Canada were sold to BASF in 1996 pursuant to an FTC decision. Syngenta may still sell the active substance dicamba and established products outside the United States and Canada and new products combining dicamba with other active substances worldwide.

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

  COLZOR TRIO™ is a broad-spectrum herbicide for use in oilseed rape.

Non-Selective Herbicides

Key Marketed Products

  GRAMOXONE ® is our principal brand name for paraquat, a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. GRAMOXONE ® is registered in over 120 countries around the world. In 2003, Paraquat was included in Annex I allowing for continued registration of Paraquat products in EU countries, while re-registration in Malaysia was refused.

  TOUCHDOWN ® , a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ™ technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN ® is now registered in over 90 countries, including for use on herbicide tolerant soybeans in the United States. New and improved formulations of Touchdown have been registered in the US including Touchdown IQ™, Touchdown ® CF and Touchdown Total™.

  REGLONE ® , a non-selective contact herbicide is mainly used as a desiccant to allow easier harvesting and reduce drying costs.

Fungicides

Product In Development

  446, a new fungicide for fruits and vegetables.

Recently Launched Product

  ACANTO ® , a new strobilurin fungicide for early treatment in wheat and barley, is sold in the United Kingdom, Germany, France, Ireland, Austria, Switzerland, Belgium and the Netherlands.

Key Marketed Products

  AMISTAR ® , a strobilurin fungicide introduced in 1997 and widely launched in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling fungicide. It is registered for use in over 60 countries and for over 60 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture with ALTO ® branded as PRIORI XTRA™.

  BRAVO ® , acquired in 1998, is a world-leading fungicide in terms of sales. With its multi-site mode of action, it is a good partner for AMISTAR ® and is being increasingly integrated into disease control programs which use both products. AMISTAR OPTI™ was successfully launched in the UK in the 2004 season to combat Septoria resistance. Registration for BRAVO ® was received in Germany in 2004.

  TILT ® , originally licensed from Janssen, was introduced in 1980 and has developed into our most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole, its active substance, is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf. Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT ® 250EC and TILT ® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

  SCORE ® , based on difenoconazole, is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include Cercospora, Alternaria, Septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

  RIDOMIL GOLD ® is based on MEFENOXAM™ (1) , and acts against late blight and downy mildew diseases. It is applied to foliage or soil and is effective on potatoes, grapes, tobacco, vegetables, citrus, soybeans, turf and ornamentals. It has been introduced in major markets and will continue to be introduced in additional countries.

  UNIX ® is based on cyprodinil and is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a new mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS ® and SWITCH ® are cyprodinil-based formulations which are used on pome fruit (such as apples and pears) or on grapes and vegetables, respectively.

  ALTO ® contains the systemic fungicide cyproconazole with broad-spectrum activity, especially against rust and leaf spot in cereals, sugar beet and coffee. Pursuant to the commitments given to the European Commission, Syngenta has granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Syngenta will be permitted to re- commence sales of cyproconazole directly, under the ALTO ® (or other) brand name, in 2005 at the latest.

  MODDUS ® is based on trinexapac-ethyl, a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugarcane it is a yield enhancer and harvest management tool.

  SHIRLAN ® is a fungicide for control of potato blight.

Insecticides

Recently Launched Products

  ACTARA ® is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It is being developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco. Additional registrations in Italy, Portugal and Switzerland were achieved in 2003.

(1)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Key Marketed Products

  KARATE ® , the world’s leading agricultural pyrethroid brand, is our largest selling insecticide. A novel product branded KARATE ® with ZEON ® technology was launched in the United States in 1998 and registration approvals and launches in other major markets have continued apace. ZEON ® technology offers performance benefits and enhanced user and environmental safety.

  PROCLAIM ® or AFFIRM ® provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in many other countries.

  VERTIMEC ® or AGRIMEK ® contains abamectin, which is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

  CURACRON ® offers good control of caterpillars. It is a broad-spectrum product, and because of its good penetration, sucking insects like mites and thrips are also well controlled. The main field of application is in cotton, but it is also used in vegetables, soybeans and potatoes.

  SUPRACIDE ® is used to control scale insects in fruits and nuts (e.g., citrus, olives, pome and stone fruits).

  MATCH ® is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

  FORCE ® is the market leader in the corn soil insecticide sector. As the only stand-alone granular pyrethroid launched in this sector, it offers growers both highly effective control of a wide range of pests and an alternative to the older products available in this sector.

Professional Products

Through professional products, Syngenta expands the use of its crop protection products into additional areas, such as seed treatment, turf, ornamentals and public health.

Recently Launched Products

  CRUISER® is a seed treatment brand (see below for description of seed treatment) for the insecticide thiamethoxam. It has systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, thrips, jassids, wireworms, flea beetles and leafminers.

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

  DIVIDEND ® is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level effect. It is safe for the seed and the seedling and provides for a faster germination than other products in the market.

  APRON ® XL is a MEFENOXAM™ (1) -based product used for the control of seed and soil-borne diseases caused by fungi such as Pythium, Phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

  MAXIM ® or CELEST ® is a contact fungicide with residual activity. Derived from a natural compound, the active substance fludioxonil combines crop tolerance with low use rates. Its spectrum of targets includes seed and soil-borne diseases like damping off, bunt, smut and leaf stripe on cereals. Used alone or in mixtures with other active substances, it is also effective on corn, rice, cotton, potatoes and peas.

Turf and ornamentals

We offer a range of specialized products for use in turf (golf courses and sports fields), ornamentals (cut flowers, bedding plants and nurseries), vegetation management (roads, railroads and rights-of-way) and for home and garden use. The following are our major products:

  BARRICADE ® is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

  PRIMO MAXX ® is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

  AVID ® is a leading acaricide in ornamentals against mites.

  HERITAGE ® provides broad-spectrum disease control in turf. The major outlet is golf courses.

  DACONIL ® is used on turf in the United States, often on golf courses, where it complements HERITAGE ® .

Public health

We offer a range of products for use in controlling insect pests such as mosquitoes and termites:

  ICON ® is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches. It was the first pyrethroid to be approved for malaria control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

Principal Markets

The following table sets out sales for the years ended December 31, 2004, 2003 and 2002 of our crop protection products by region:

Syngenta Sales

Products	2004 (US$ million)	(%)	2003 (US$ million)	(%)	2002 (US$ million)	(%)

Europe & AME	2,251	37	1,978	36	1,861	36
NAFTA	1,869	31	1,848	34	1,857	36
Latin America	1,017	17	748	14	593	11
Asia Pacific	893	15	847	16	878	17

Total	6,030	100	5,421	100	5,189	100

Syngenta sells its products in over 120 countries and has a strong presence in all regions.

(1)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

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

We manage our supply chain globally and on a product-by-product basis, from raw materials through to delivery to the customer, in order to maximize both efficiency and responsiveness. We outsource the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. We have a strategy of maintaining, when available, multiple sources of supply. Approximately one fifth of our supply chain materials purchasing spend is directly influenced by commodity price volatility, due to price dependence on gas and oil.

Significant cost savings have been realized in global manufacturing and supply following the merger of the Novartis agribusiness and the Zeneca agrochemicals business due to optimizing production capacity and closing duplicated facilities. From 48 sites at the time of the merger in 2001, Syngenta now operates on 32 sites and closure plans have been announced in 2004 for three of these sites as part of the Operational Efficiency program (see Item 5 Operating and Financial Review and ProspectsOverviewOperational Efficiency Program). In February 2005, Syngenta further announced the closure of part of the Huddersfield facility though production will continue on this site.

Marketing and Distribution

We have marketing organizations in all our major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. Products are sold to the end user through independent distributors and dealers, most of whom also handle other manufacturers products. Our products are normally sold through a two-step or three-step distribution chain. In the two-step chain we sell our products to cooperatives or independent distributors, which then sell to the grower as the end user. In the three-step system, we sell to distributors or cooperative unions who act as wholesalers and sell the product to independent dealers or primary cooperatives before on-selling to growers. We also sell directly to large growers in some countries. Our marketing network enables us to launch our products quickly and effectively and to exploit our range of existing products. We focus on key crop opportunities in each territory. In those countries where we do not have our own marketing organization, we market and distribute through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

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

Research and Development

Syngenta has major crop protection research centers in Basel/Stein, Switzerland; and Jealotts Hill, United Kingdom. The total spent on research and development in crop protection was US$499 million in 2004, US$453 million in 2003 and US$424 million in 2002.

We are continuously improving the research process, building on well-established platforms in chemistry, biology and biotechnology. Syngentas investment in genomics underpins all of the product outputs, and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across chemicals, seeds and traits. Novel tools, methods and information services allow us to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before. We use high throughput screening to test over two hundred thousand compounds each year using in-vivo test systems. Combinatorial chemistry and high-speed synthesis have been advanced in order to prepare a sufficient number of compounds for these tests. A crucial feature is library design, a structured approach to combinatorial chemistry which ensures that the chemical entities possess properties which relate to the desired product profile. Compounds showing promising activity are further characterized in screening systems consisting of a series of project-specific, customized greenhouse and growth-chamber tests, including indicator tests for environmental parameters (e.g., soil persistence, leach-ability) and tests to provide early indications of safety issues for humans. Those compounds showing advantages in efficacy and safety over the best commercial standards are broadly evaluated in the field.

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

Environment

We designed our environmental management program with the aim of ensuring that our products and their manufacture pose minimal risks to the environment and humans. The crop protection industry is subject to environmental risks in three main areas: manufacturing, distribution and use of product. We aim to minimize or eliminate environmental risks by using appropriate equipment, adopting best industry practice and providing grower training and education.

The entire chain of business activities, from research and development to end use, operates according to the principles of product stewardship. We are strongly committed to the responsible and ethical management of our products from invention through ultimate use. We employ environmental scientists around the world who study all aspects of a products environmental behaviour.

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

Crop protection products are subject to rigorous registration procedures, which are aimed at ensuring safe product usage in the field. In addition to complying with these regulatory requirements, we have adopted our own Health, Safety and Environment (HSE) management system. This provides a clear framework of management processes applicable at all sites, whatever the regulatory requirements in the country in which the site is situated.

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

Intellectual Property

We protect our investment in research and development, manufacturing and marketing through patents, design rights and trademarks. In addition to patent protection for a specific active substance, patent protection may be obtained for processes of manufacture, formulations, assays, mixtures, and intermediates. These patent applications may be filed to cover continuing research throughout the life of a product and may remain in force after the expiry of a products per se patents in order to provide ongoing protection. The territorial coverage of patent filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

Patents relating to gene-based crop protection and enhancement may cover transgenic plants and seeds gene effects, genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds.

Trademark protection may be obtained to cover a trademark for a specific active substance and there may be more than one trademark covering the same active substance. Other trademarks may cover formulations, mixtures, intermediates and a variety of ancillary services. The trademarks may remain in force after the expiry of a products patents in order to provide ongoing protection. The territorial cover of trademark filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

Registration and re-registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for crop protection products is designed to ensure the protection of the consumer, the grower and the environment.

Most of our principal markets have regular re-registration procedures for crop protection products. Within certain time periods a products technical dossier is reviewed with the goal of ensuring that it adheres to all standards, which may have changed or been added to since the product was initially registered. The standards and requested trial protocols change over time. Reregistration of a product or compound may not be granted if the registration package fails to meet the then-current requirements.

We enforce our intellectual property rights, including through litigation if necessary.

Competitive Environment

The leading companies in the crop protection industry are mainly units of dedicated agribusinesses or large chemical companies based in Western Europe and North America. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for more than 75% of the worldwide market. Syngentas key competitors include BASF, Bayer, Dow, DuPont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

Seeds

Products

We develop, produce and market seeds and plants that have been developed using advanced genetics and related technologies. We sell our products in all major markets.

Our seed portfolio is one of the broadest in the industry, offering over 200 product lines and 8000 varieties. We have a leading market share in vegetables, flowers, corn, sugar beet and oilseeds combined based on sales. Seed products are derived from a germplasm pool and developed further utilizing sophisticated plant-breeding methods. We divide our products into field crops such as corn, soybeans, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. In 2004, we launched over 230 products. Syngenta, as decribed earlier, also made a number of investments to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the U.S. based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest family of companies, acquisition of 90% of the North American corn and soybean business of Advanta BV, which trades as Garst, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. In addition to increasing Syngentas range of high-quality germplasm, these transactions enable Syngenta to offer a complete range of biotechnology input traits in both corn and soya in 2005. Below are tables showing examples of products in development and recently launched products. Products in development are those that we are planning to bring to market. Recently launched products are those that we have introduced in the past two years. These lists are not comprehensive, but provide an indication of the large number of products in our range.

Products in Development

Crop Species	Targets

Field Crops
Corn	Combined glyphosate tolerance, European corn borer and corn rootworm control
High extractable starch
High yield, stress tolerance and improved agronomic characteristics
Soybean	High yield, herbicide tolerance, cyst nematode resistance, root rot and disease resistance
High oil and high protein
Sunflowers	High unsaturated fats
Broomrape resistance
Cotton	Broad spectrum insect control
Rice	High nutrition rice
Sugar beet	Disease and virus resistance
Vegetables and Flowers
Tomatoes, lettuce, melons and peppers	Virus and fungal disease resistance
Dulcinea Sweet & Juicy Golden Honeydew	Fruit quality
New Guinea Impatiens	New flowers product line

Recently Launched Products

Product	Crop Use	Targets	Market

Field Crops
NK brand N46-J7	Corn hybrid	Insect resistance and herbicide tolerance	United States
NK brand N35-B8	Corn hybrid	Yield, insect resistance and herbicide tolerance	United States
NK brand S28-L9	Soybean variety	Herbicide tolerance, cyst nematode	NAFTA
resistance, root rot and disease resistance
Colossus	Hybrid barley	Yield, agronomic performance and stability	United Kingdom
UNIPEL	Sugar beet	Seed pellet for speed of emergence and buffer	United States
effect for seed treatment
Tropical sugar beet	Sugar beet	Adaptation to tropical growing conditions	India
NK brand Tekny	Sunflower	High yield	France / EE
NK brand Sanay	Sunflower	IMI-herbicide tolerance	Turkey / Spain
Vegetables and Flowers
Rogers Sebring	Tomato	Fusarium race 3 resistant determinate beef tomato	United States
Dulcinea brand PureHeart	Personal size seedless	New watermelon concept	United States /
Watermelon	watermelon		Europe and
Australia
Dulcinea brand Extra Sweet	Melon	Full-flavored, super-sweet, juicy fruit	United States
Tuscan Style Cantaloupe
Kumato	Tomato	Sweet tasting tomato with a chocolate colored skin	UK
Toscanella tomato	Tomato	Small sweet tomato	Switzerland,
Australia,
Netherlands
Millennium melon	Melon	Sweet, long tasting melon with year round supply	Europe
A Cut Above	Vegetative cuttings	Consistent quality cuttings for flower production	United States
Braveheart begonia variety	Begonia	Early blooming with vibrant, early color	United States
Moonstruck marigold variety	Marigold	Double blooms with large, round flower heads	United States

Products in Development

We seek to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers. We work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. We are also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and net protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils and vegetables with improved flavor, texture and appeal.

Recently Launched Products

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

  2003 saw the landmark introduction of the hybrid barley Colossus, marketed in the UK as part of the Hybrid Barley System, a program with selected Crop Protection products and agronomic advice to help growers achieve the maximum potential available.

  Dulcinea Farms LLC is a collaboration in the United States with Tanimura & Antle, a leading US produce grower, aimed at growing, distributing and promoting an assortment of premium watermelon and melon varieties. In 2004, just under three million cartons of the flagship products PureHeart , a personal sized seedless watermelon and a Tuscan style cantaloupe have been distributed through 7000 stores across the United States and Canada. Efforts to further strengthen the pipeline for this joint venture continue and test marketing of similar products continue in Europe and other parts of the world.

  Syngenta is working with two partners in the United Kingdom in a pilot project to turn oilseed rape into electricity, using an NK brand oilseed rape hybrid and Syngenta Crop Protection products. This is the first such commercial project in Europe.

Key Marketed Products

Field Crops

  Corn. We offer NK , as well as the newly acquired Garst® and Golden Harvest , brand corn hybrids via direct distribution channels in a full range of maturities. In addition, hybrids and inbreds are licensed to other seed companies via the Green Leaf Genetics business unit. Syngenta hybrids are characterized by their high yield potential, uniformity and vigor. In addition to a large range of conventional corn hybrids, we offer genetically enhanced Bt corn products, known as NK brand YIELDGARD hybrids which have built-in insect protection.
  (YIELDGARD is a registered trademark of Monsanto Company).

  Sugar beet. HILLESHG brand sugar beet seeds are bred to develop high yielding varieties with good disease tolerance, high sugar content, low soil tare and improved juice purity.

  Oilseeds. We offer NK brand sunflowers, soybeans and oilseed rape. Our sunflower seed varieties are bred for high yield as well as disease resistance. Syngentas soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control. The companys oilseed rape varieties offer good oil production and plant health.

  Cereals. NK , New FarmCrops , AgriPro and C.C. Benoist offer cereals germplasm for multiplication.

Vegetables and Flowers

  Vegetables. Under the S&G and ROGERS brand names, Syngenta offers a full range of vegetable seeds, including cauliflower, sweet corn, beans, peas, tomatoes, peppers, cucumbers, watermelons, oriental radish, cabbage, squash and melons. We breed resilient varieties with high yield potential that can resist and tolerate pests and diseases. We develop genetics that address the needs of consumers and distributors as well as processors and commercial growers. In 2004 we launched more than 150 new varieties into the high value European market, in the key pepper, fresh market tomato and watermelon markets.

  Flowers. Under the S&G brand name, we breed flower seeds, plugs and vegetative multiplication material (cuttings) which we sell to commercial growers of horticultural crops. We focus on breeding innovative flower varieties. Our range includes popular bedding plants such as begonia and petunia; pot plants, such as cyclamen; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Principal Markets

The following table sets out 2004, 2003 and 2002 sales of our seed products by region:

Syngenta Sales

	2004		2003		2002
Products	(US$ million)	(%)	(US$ million)	(%)	(US$ million)	(%)

Europe & AME	641	52	565	51	448	46
NAFTA	437	35	400	36	412	42
Latin America	86	7	79	7	65	7
Asia Pacific	75	6	60	6	49	5

Total	1,239	100	1,104	100	974	100

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

Marketing and Distribution

Our products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK, GOLDEN HARVEST, GARST, HILLESHG, S&G and ROGERS. The NK brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. GOLDEN HARVEST and GARST are predominantly used in corn and soybeans. The HILLESHG brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. The S&G brand is a leading brand for vegetables in Europe, Africa and Asia Pacific, and is also known throughout the world for flower seeds, cuttings and young plants. The ROGERS brand is well known in the Americas to growers and the food-processing industry for vegetable seeds. Our sales force markets the majority of our brands, to customers directly, in partnership with distributors, or through a network of dealers.

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

Research and Development

We operate 98 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for more than 17 food crops. Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are located around the world. At these centers, over one thousand permanent employees focus research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

We operate biotechnology and seed research technology sites in Brazil, France, the Netherlands, Sweden and the United States. At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products. Total research and development spending was US$186 million in 2004, US$164 million in 2003 and US$156 million in 2002. Spending in 2003 and 2002 has been adjusted for the reallocation of the corn trait development expenditure to the Seed business from Plant Science.

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

  Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

  In addition, we have entered into a number of research and development agreements with companies and academic institutions around the world, including agreements with: Wageningen Agricultural University, for GIS technologies for Europe.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of the seed and plant germplasm. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. More recently, however, technological advances requiring higher research and development spending, along with price competition brought about by oversupply, have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and the competition is increasingly differentiated on this basis. At present, Syngentas leading competitors in terms of sales in the seed market are: Advanta, Ball, Bayer, Dow (Mycogen), KWS, Limagrain, Monsanto/Seminis, Pioneer/DuPont, Sakata, and Takii.

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

In the EU, new varieties of vegetable and agricultural (field crop) species, whether transgenic or not, must be registered on an Official List before they may be commercialized. Such varieties are subjected to field tests at an official examining institute and must be distinct from other known varieties, as well as be sufficiently uniform and stable. New agricultural plan varieties are additionally subjected to tests for agronomic or agricultural value. The agronomic value of the new variety must be better than that of the existing varieties.

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

Plant Science

From improved food, to more efficient fiber and pollution-reducing animal feed, biotechnology holds enormous promise for humanity. While they have had a significant impact on agriculture, the biotechnology products introduced to date only hint at the benefits that are possible for growers and consumers alike. With its strong research capabilities, intellectual property and leadership across multiple areas of agribusiness, Syngenta believes it is well positioned to realize the potential of this science.

The Plant Science business is built around a core of independent business teams with responsibilities for specific crops or other areas of emphasis. The mission of Plant Science is to capitalize upon the company's considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology.

Plant Science directs early stage research and technology expenditure as well as expenditure for development and marketing activities to create new business opportunities. This sharp focus will allow Syngenta to identify the best new ideas in biotechnology and let both strong science and good business judgment drive its investment choices.

Production

Plant Science manufactures and sells one product, QUANTUM Phytase, a microbial produced animal feed supplement, which is commercially available in Mexico and Brazil. There are two stages to the microbial phytase manufacturing process, production of the active enzyme by fermentation and formulation. Both processes are currently carried out under toll manufacture arrangements.

Products in Development

Plant Science generates some income through product sales of QUANTUM Phytase in Mexico, with registration in the United States awaited, and through outlicensing of technology. Syngenta expects future income to arise from new product development, licensing and other arrangements. To drive near term success, Plant Science has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses. Syngentas 2004 acquisitions of Garst and Golden Harvest to strengthen its business in the North American corn and soybean seed business and the licensing of biotechnology products for cotton to Delta and Pine Land Company are expected to increase the availability and penetration of Syngenta biotech traits when commercialized. Following the acquisitions, corn trait development activities have been transferred to the Seeds business as part of Field Crops, where future commercial benefits will be realized.

For the longer term, Syngenta is exploring opportunities in emerging areas of biotechnology such as enzymes and plant made pharmaceuticals. The latter has the potential to make the next generation of medicines more readily available to patients. Some of the Plant Science projects described here are within five years of commercial availability.

Sectors	Targets

Cotton	VipCot for improved resistance to insects
Herbicide (glyphosate) tolerance

Wheat	Disease resistance

Animal Feed	QUANTUM Phytase providing reduced pollution and improved production economics

Crop processing	Amylase corn for use in the production of ethanol

Rice	Humanitarian Golden Rice working in public-private partnership to increase levels of beta carotene in rice as one potential solution to Vitamin A deficiency for the developing world

Research and Development

Syngenta maintains its primary center for biotechnology research at Syngenta Biotechnology, Inc. (SBI) in Research Triangle Park in the United States. This site is dedicated to research in agricultural genomics and biotechnology and in June 2004 Syngenta announced that it would transfer biotechnology research work from its Jealotts Hill facility and concentrate biotech research at SBI. In-house work is complemented and strengthened through numerous alliances and collaborations. In February 2003, Syngenta and Diversa Corporation formed a broad collaboration to establish a shared biotechnology research platform for new plant science applications and enzyme discovery, as well as for selected antibody generation and other biopharma product development. Pursuant to the collaboration, in February 2003, Diversa acquired certain technology rights from Syngenta for pharmaceutical applications and in exchange, Syngenta received an increased equity stake in Diversa.

In the second quarter of 2004, Syngenta and Diversa concluded a new agreement that folded their earlier animal feed collaboration that commenced in 1999 into the broader research agreement concluded in 2003. In addition to Diversa, examples of other Syngenta external alliances include:

  Delta and Pine Land Company of the USA: licensing arrangement for insect control in cotton.

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

  Plant transformation: This is the process of introducing new genes into the existing genetic constitution of plants. Pioneering work in this area is done in Syngentas research center at SBI.

  Use of marker genes: There has been significant public and regulatory debate over the use of microbial antibiotic resistance as a marker technology. Syngenta has developed and patented an alternative sugar based system trademarked Positech that is widely used by researchers.

  Trait expression: This is the process of regulating genes to achieve various levels of expression in different tissues. This is achieved through specialized promoter DNA sequences. Syngentas work with the rice genome has resulted in the discovery and patenting of a wide range of promoters.

All biotechnology products are subject to intense regulatory scrutiny. An extensive Syngenta network of regulatory specialists around the world ensures continued dialogue and compliance with the authorities regarding regulatory dossier submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

Total research and development spending for Plant Science was US$124 million in 2004, US$109 million in 2003 and US$116 million in 2002. Spending in 2003 and 2002 has been adjusted for the reallocation of the corn trait development expenditure to the Seed business from Plant Science.

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

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits). As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage. In the future, we expect that increased emphasis will be placed on developing products that provide benefits to food and feed processors, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngentas move into new markets may result in other companies becoming competitors. In the animal feed market, for example, major companies include DSM and BASF.

Intellectual Property

Intellectual property laws protect products developed through biotechnology in the countries in which they are made and marketed. Syngenta takes advantage of the full spectrum of intellectual property laws, including utility patents, plant variety protection certificates, plant breeders rights, plant patents, trade secrets, and trademarks. The level and type of protection varies from country to country according to local laws and international agreements. Syngenta has one of the broadest patent and trademark portfolios in the industry. In addition to income from development and commercialization of transgenic products, income is generated from licensing arrangements. Syngenta respects the intellectual property rights of others and will defend its intellectual property rights as necessary.

Government Regulation

The field-testing, production, import, marketing and use of our products are subject to extensive regulation and numerous government approvals.

Registration and re-registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for such products is designed to ensure the protection of the consumer, the grower and the environment. Examples of the regulatory bodies governing the science include the US Environmental Protection Agency and the US Food and Drug Administration.

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

Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions. Obtaining necessary regulatory approval is time consuming and costly, and there can be no guarantee of the timing or success in obtaining approvals.

Organizational Structure

Please refer to Note 32 to the consolidated financial statements for a description of the significant legal entities comprising the Syngenta group.

Property, Plants and Equipment

Our principal executive offices are located in Basel, Switzerland. Our businesses operate through a number of offices, research facilities and production sites.

The following is a summary of our principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)		Principal Use

Rosental, Basel, Switzerland	Freehold	838,400		Headquarters, research(1)
Dielsdorf, Switzerland	Freehold	2,306,000		Administration, marketing. Manufacturing
				ceased at the end of 2002.
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealotts Hill, Berkshire, UK	Freehold	26,910,000		Research center
Bayport, Texas, USA	Freehold	16,945,350		Production
Monthey, Switzerland	Freehold	12,010,000		Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200		Production
Cold Creek, Texas, USA	Freehold	9,539,900		Production until 2006/2007(5)
Goa, India	Freehold	8,668,000		Production
Grangemouth, Falkirk, UK	Freehold	8,000,000		Production
Landskrona, Sweden	Freehold	6,610,800		Research, production and marketing(2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	4,305,600		Administration, research and marketing(2)
Stein, Switzerland	Freehold	1,949,990		Research center
Research Triangle Park, North	Freehold	1,195,300		Research center
Carolina, USA
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nrac, France	Freehold	1,225,800		Production(2)
Saint-Sauveur, France	Freehold	1,279,500		Administration, research(2)
Nantong, China	Leasehold	896,264		Production
Mnchwilen, Switzerland	Freehold	610,300		Production
Grimsby, UK	Freehold	181,300		Formerly production. Plant closed at the end
				of 2003.
Kaisten, Switzerland	Freehold	71,000	(4)	Production

_______________
(1)	Used for crop protection and seed business.
(2)	Used for seed business.
(3)	Only 875,850 square feet are currently used and developed.
(4)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by third party.
(5)	Closure of production site announced.

Please also see Item 4 Information on the CompanyBusiness Overview for a description of the products produced at the various properties listed above.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See IntroductionForward-Looking Statements at the beginning of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Prospects and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Over 64% of Syngentas sales and over 65% of Syngentas costs are denominated in currencies other than US dollars. Therefore Syngentas results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2004 were 11% higher than 2003 on a reported basis, but were 7% higher when calculated at constant rates of exchange. The company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior periods exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to improve growers yield and food quality. Syngenta aims to be the partner of choice for Syngentas grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngentas results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngentas industry. Syngentas results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngentas largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which represented 40% and 32% respectively of consolidated sales in 2004 (2003: 39% and 34%, 2002: 37% and 37%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of our revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 25% of sales in 2004 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing are denominated in Swiss francs and British pounds sterling. Sales in Swiss francs and British pounds sterling together make up 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging.

The consolidated financial statements are based upon Syngentas accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment and (iv) defined benefit pensions. These policies are described in more detail later in this report.

In 2004, improved sales reflected agricultural market recovery in Europe following the 2003 drought and continued strength in Latin America. Results of operations in 2003 and 2002 reflect the impact of low crop commodity prices and difficult agricultural market conditions, though there were some signs of stabilization in the crop protection market in the second half of 2003. In addition, Syngenta sells its products through distribution channels in order to service the end user of its products and in several countries these distributors have carried high levels of inventories at certain times in the past. Syngenta has been working with distributors in several countries to reduce the level of inventories and thereby align sales from Syngenta more closely with sales by the distributor to the crop grower and usage by the crop grower on the farm. Amongst other benefits, this strategy reduces credit risk and is one that Syngenta has most effectively pursued in Latin America. In particular, as a result of adverse economic conditions in the Brazilian market during 2001, which led to lower sales to end-users, inventories in the distribution channel reached particularly high levels. During 2002, Syngenta worked to reduce these inventories. This was an example of what is referred to as channel de-stocking. Sales by Syngenta in that year were reduced below the level of usage by the grower and are typically below the level of Syngenta sales in the previous year. In the year following channel de-stocking, Syngentas sales are more in line with usage by the grower and typically are therefore higher than sales in the previous year.

On February 11, 2004, Syngenta announced a program to return over US$800 million to shareholders over the three year period from 2004 to 2006, through a combination of a share repurchase program and a progressive dividend policy. On February 10, 2005, Syngenta announced that the size of the program had been increased to over US$1 billion over that same period. In 2004 Syngenta paid a dividend of CHF1.70 per share, increased from CHF0.85 per share paid in 2003 and paid by way of a nominal par value reduction, with a total payment of US$142 million. In addition, Syngenta purchased approximately 1.7 million shares at an average price of CHF107.2 per share and a total cost of around US$143 million. The Board has recommended a further increase in the dividend to CHF2.70 per share to be paid in 2005, again by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 26, 2005.

Seeds Acquisitions and Reallocation of Trait Development Costs to Seeds

On September 1, 2004, after Fox Paine acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.Vs European, Asian and Latin American subsidiaries and other parts of its North America business to Fox Paine & Co. The net cash cost of acquisition, after deducting proceeds of assets purchased exclusively for resale and cash in the acquired companies was US$325 million. Syngenta retains a 90% interest in Advantas former corn, soybean and wheat seed business in North America, which trades as Garst.

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as Golden Harvest: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cost of the acquisition, net of cash acquired was US$154 million.

These transactions are described in Note 3 to the consolidated financial statements. The acquisitions significantly enhance Syngentas share in the US corn and soybean seeds markets, reported within Field Crops. However, with completion of the transactions after the end of the main 2004 selling season, the acquisitions did not significantly contribute to sales in 2004. Following the acquisitions, corn and soybean trait development expenditure has been transferred to Seeds, where future revenues will be realized; these costs have been reallocated from Plant Science to Seeds with retrospective effect as shown in Note 4 to the consolidated financial statements.

Divestment of SF-Chem AG

On September 30, 2004, Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million. This business was previously shown as part of the Crop Protection segment, and has now been presented as a discontinued operation in the consolidated income statement and segmental results. This transaction is described in Note 3 to the consolidated financial statements.

Changes in Accounting Policies

The International Accounting Standards Board issued several new or revised accounting standards between December 2003 and March 2004. These standards are mandatory for Syngenta as from January 1, 2005. Wherever practicable, Syngenta has adopted these standards early as from January 1, 2004. Notes 2 and 34 to the consolidated financial statements contain a full description of the changes. Where relevant, the 2002 and 2003 information in the consolidated financial statements has been adjusted to reflect the new presentation.

Merger Synergy Program

Syngenta was formed in November 2000 as a result of the merger of the Zeneca agrochemicals business with the Novartis agribusiness. The merger was part of a general trend to consolidation in the crop protection and agrochemicals industries as market growth slowed. One of the principal strategies announced by the new combined company was to implement a cost savings and synergies program in the crop protection business (which we refer to as the Merger Synergy Program), and implementation of such plan has been an integral element of Syngentas business strategy since the merger. Because there was no duplication by the combining companies in the seeds business, the Merger Synergy Program did not contemplate savings in that segment. At the time of the merger, US$525 million of cost savings were identified through the implementation of synergy programs to eliminate duplicated activities between the businesses. Approximately 40% of such savings were expected to come from rationalizing SG&A functions largely through headcount reductions of the combined staff and closure of duplicated offices. Approximately 40% were expected from economies in manufacturing capacity. The balance was expected from R&D synergies, also through headcount reductions, the closure of excess and duplicated research facilities and development field stations and increased site alignment with specific centers of excellence. Planned realization of such cost savings was expected over the three-year period following the merger, with 30% to be realized in 2001, 70% by the end of 2002 and 100% by the end of 2003. These targets were set forth in the prospectus used by Syngenta in connection with the merger. This estimate was increased in 2002 to a target of US$625 million and was expected to be achieved by the end of 2004. The increase was partly the result of further opportunities identified after the start of implementing the program and also in response to continuing adverse market conditions. These cost savings targets were to be measured against the total operating costs (cost of goods sold plus operating expenses) of the combining companies in 2000, prepared with financial measurement in accordance with IFRS and consistent with the unaudited pro forma combined financial statements for Syngenta included in the prospectus dated November 10, 2000, relating to the global offering of Syngenta shares, except that such measure of total operating costs in 2000 is net of gains on mandated product divestments of US$582 million. It was originally estimated that cash restructuring costs of US$900 million, including costs of the merger transaction and the business integration, would be incurred to complete this program. This estimate was increased to US$1 billion when the cost saving target was increased to US$625 million in 2002.

This section provides a final update on the Companys progress in achieving these targets. This update is included (i) so that investors who invested in Syngenta on the basis of our cost savings strategy can measure our progress and (ii) because the implementation of the cost savings strategy has been one of the principal drivers of the changes in our margins and operating income since the merger. Information about cumulative annual savings is presented, which refer to savings in the relevant year compared to 2000, and additional annual savings, which refer to annual savings in the relevant year compared to the prior year. For example, for 2004 it is reported below that cumulative annual savings from the Merger Synergy Program are US$647 million, which means that annual savings in 2004 of US$647 million were achieved compared to pro forma total costs in 2000, and it is reported that additional annual savings of US$88 million were achieved, which means that US$88 million of the US$647 million in total savings are additional cost savings relative to those achieved in 2003. Such additional annual savings include savings achieved for the first time in 2004 and the full year impact of savings achieved in 2003. The sum of the additional annual savings from 2001 to 2004 equals the cumulative annual savings for 2004. The 2004 savings represent the last savings expected to be achieved as part of the merger synergy program.

Up to the end of 2003, cumulative annual savings under the merger synergy program were reported as US$559 million, with additional annual savings in 2001, 2002 and 2003 of US$165 million, US$197 million and US$197 million respectively. The calculation of these merger synergy related cost savings is described in the Operating and Financial Review and Prospects within Syngentas annual report, as amended, filed with the Securities and Exchange Commission on December 6, 2004. The calculations for 2002 and 2003 have been adjusted below for the changes in accounting policy and the divestment of SF-Chem AG noted above, though with no change to reported savings. Additional annual savings in 2004 slowed to US$88 million as the program was completed, bringing the final cumulative annual savings from the program to US$647 million.

On a reported basis, total operating costs in 2004 were US$6,728 million, which represent an increase of US$724 million compared to the total operating costs of US$6,004 million in 2003 (as adjusted for changes in accounting policy as set out in this report). In calculating total merger synergy savings, restructuring and impairment are excluded, which in 2004 principally represents the direct costs of implementing the Operating Efficiency Program. Restructuring and impairment amounted to a net cost of US$354 million in 2004 and a net cost of US$163 million in 2003. The achievement of US$88 million in additional savings is calculated after further excluding the impact of changes in economic and industry conditions and changes impacting Syngenta that have impacted the companys results but which are beyond the scope of the Merger Synergy Program. The excluded costs over the 2000 to 2004 period have been consistently applied and include variances with favorable impact on costs such as lower sales volumes (the volume growth in 2004 has adversely impacted reported costs) or improved product mix (which would be inappropriate to classify as synergy benefits) and include adverse items such as the impact of financial market factors on pension costs and of a widespread increase in insurance premiums which were unforeseeable at the time of the merger and which impacted the industry in general and would have impacted both predecessor businesses had the merger not occurred. The impact of currency on the cost base, which had both favorable and adverse effects over the 2000 to 2004 period and which was offset by a favorable impact on revenues, was excluded. Other excluded items are described below. While adjustments for these items were made to calculate the level of merger synergy savings achieved, these items have had a significant impact on the reported results and Syngentas ability to become more efficient following the merger. No allowance was made in the calculation for cost or salary inflation over the period as it was recognized that it was unlikely that the crop protection business would be able to pass on higher costs to customers through higher sales prices and that, therefore, the impact of higher costs would need to be absorbed if ongoing earnings growth was to be achieved. Accordingly, investors should use caution in evaluating the presentation of synergy cost savings because such presentation excludes important increases in costs that have affected the companys financial results since 2000. It is important to read the entire Operating and Financial Review and Prospects contained in this annual report to fully understand how costs have changed in 2004.

The principal changes in economic and general industry conditions in 2004 that have impacted results but which are not related to the merger synergy program and which have been excluded from the merger synergy costs savings calculation are:

  Weakening of the US dollar, which, while benefiting reported sales, has increased reported costs to the extent such costs are denominated in other currencies. The impact of exchange rates has been excluded in calculating merger synergy savings.

  World stock markets and interest rates have declined significantly since 2000. As a result, Syngentas pension plan investments have declined in value over that period, and the present value of Syngentas pension obligations (which are calculated using a discount rate equal to the current long term interest rate on AA rated corporate bonds) have increased. The impact of changes in pension costs have consistently been excluded from our merger synergy savings as such increase was the result of a change in economic conditions that would have also impacted the two prior companies absent a combination. Defined benefit pension costs in 2004 are estimated to be marginally lower than in 2003 and this benefit has been excluded from the calculation.

  Insurance premiums increased significantly across insurance categories in 2002, and 2003, primarily impacting Syngentas results beginning in 2003. These increases related to the insurance market generally and were not specific to Syngenta or any change in the risk profile of Syngenta. The impact of such increased premiums have been excluded from Syngentas merger synergy savings for similar reasons as for the change in pension costs. The increase in costs in 2004 is relatively minor compared to 2003, but has been excluded from the calculation for consistency.

In addition to the above general industry and economic factors, certain factors, both favorable and adverse, have impacted Syngentas reported cost base over the 2000 to 2004 period that are not relevant to evaluating merger synergy cost savings and have therefore been excluded as well. Specifically:

  As a result of generally weak industry conditions, until 2003, crop protection sales volumes fell over the 2001 to 2003 period, which reduced cost of goods sold, but increased in 2004. Adjustments to the reported savings were made because it would not be appropriate to include the impact of volume changes, favorable or adverse, as a cost saving from the synergy program.

  To improve gross margins, several lower margin, older products have been removed from the sales range and largely been replaced with new higher margin products, which also reduced cost of goods sold per dollar of products sold. Reported savings have also been adjusted to exclude this change, as it is not appropriate to count reduced cost of goods sold due to a change in product mix as a cost saving from the synergy program.

  The merger synergy program did not encompass the seeds business, as there was no duplication of activities in this segment. Therefore all changes in costs related to that business are excluded from the calculation. In 2004, the reported cost growth in the seeds business included the impact of acquisitions.

  In 2002, a major coordinated project was initiated to enhance Syngentas business processes and systems known as Creating Syngenta. Because the costs related to this significant project are not expected to be indicative of operations going forward (the project is expected to deliver future business benefits through, for example, the implementation of customer relationship management (CRM) processes and systems) and this project is not related to the merger synergy program, such costs are excluded. In 2004, as the project neared completion, costs were lower than in 2003.

  Other specific cost variances outside the scope of the merger synergy program, including provisions for the costs associated with various legal actions in which Syngenta is involved, have been excluded. In 2004 these costs included additional funding for growth businesses of US$56 million. This additional expenditure was focused on growth projects in the Latin America region and in the Professional Products and Plant Science businesses.

(US$ millions)	Reported costs	Decrease/(increase) in reported costs(1)	Additional Merger Synergy cost savings

2001	5,948
2002	5,953	(5)	197
2003	6,004	(51)	197
2004	6,728	(724)	88

(1) Represents the decrease/(increase) in total operating costs, as reported, in each year compared to the previous year.

The following is a reconciliation of the change in reported costs and the additional merger synergy program savings in 2004, 2003 and 2002:

(US$ millions)	2004 Additional Savings	2003 Additional Savings	2002 Additional Savings

Change in reported costs	- 724	- 51	- 5
Variances excluded (+ve increase/-ve decrease in reported cost):
Restructuring expenses	+191	- 233	+119
Exchange rate movements	+274	+445	+70
Crop protection volumes/mix	+136	- 74	- 61
Pension costs	- 8	+45
Insurance costs	+9	+10
Seeds	+200	+30	- 2
Creating Syngenta program	- 9	+2	+52
Additional funding for growth	+56
Operational Efficiency savings	- 7
Other	- 30	23	+24

Merger Synergy cost savings	88	197	197

Operational Efficiency Program

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. This new program is expected to deliver annual cost savings of US$300 million by the end of 2008, measured by comparing total operating costs against 2003 reported costs, excluding variances arising due to exchange rate movements, changes in sales volumes or mix, savings related to the merger synergy program and specifically identified expenditures such as growth projects. As noted in the table above, it is estimated that savings of US$7 million were generated in 2004 from initiatives in the Operational Efficiency program. These 2004 savings were largely in Research and Development following the restructuring announcement in mid-2004. Implementation of the program is currently at an early state and only US$24 million of the estimated US$500 million total cash cost of the program had been spent by the end of 2004. Excluding those employed in the Seeds business, headcount in research, technology and development has reduced by nearly 200 in 2004 to approximately 2,600.

Results of Operations

2004 Compared to 2003

Sales commentary

Total Syngenta consolidated sales for 2004 were US$7,269 million, compared to US$6,525 million in 2003 with growth of 11% in US dollars and 7% at constant exchange rates due to higher sales volumes. The analysis by segment is as follows:

	Full Year		Growth

(US$ million, except growth %)	2004	2003 (adjusted)(1)	Actual %	CER %

Crop Protection	6,030	5,421	+11	+7
Seeds	1,239	1,104	+12	+6

Total	7,269	6,525	+11	+7

Sales by region were as follows:

	Full Year		Growth

(US$ million, except growth %)	2004	2003 (adjusted)	Actual %	CER %

Europe, Africa and Middle East	2,892	2,543	+14	+4
NAFTA	2,306	2,248	+3	+2
Latin America	1,103	827	+33	+33
Asia Pacific	968	907	+7	+2

Total	7,269	6,525	+11	+7

Crop Protection

Sales in 2004 were 11% higher than in 2003, following 4% growth in 2003 compared to 2002. The weakness of the US dollar contributed to growth in both years and at constant exchange rates sales were 7% higher in 2004 than 2003 and 2% lower in 2003 compared to 2002. Sales volumes were 8% higher in 2004 than 2003, offset by a 1% decline in local currency prices. Agricultural markets recovered in Europe after the drought of 2003 and remained strong in Latin America. Increased crop disease, notably from soybean rust and septoria resistance, contributed to a strong increase in fungicide sales. Insecticides benefited from the roll-out of new combination products and high insect pest pressure. Total sales of new products grew by 37%, 32% at constant exchange rates to reach US$688 million with continuing growth in the CALLISTO range (US$289 million) and in ACTARA / CRUISER (US$298 million) as well as the successful launch of ENVOKE on cotton in the USA.

Sales by product line are set out below.

	Full Year		Growth(2)
Product line	2004 US$ million	2003 US$million (adjusted)	Actual %	CER %

Selective herbicides	1,867	1,717	+9	+4
Non-selective herbicides	645	616	+5	+2
Fungicides	1,702	1,438	+18	+12
Insecticides	1,049	960	+10	+7
Professional products	708	642	+9	+5
Others	59	48	+21	+16

Total	6,030	5,421	11	7

(1)	Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 of the consolidated financial statements.
(2)	Product line variances take into account minor reclassifications made in 2004.

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

Selective Herbicides: major brands BICEP MAGNUM, CALLISTO/LUMAX, DUAL MAGNUM, FUSILADE MAX, TOPIK

Selective herbicides sales increased by 9%, 4% at constant exchange rates with volumes 5% higher but local currency prices averaging 1% lower. Sales growth was driven by the CALLISTO range, which grew further in the US corn-belt with the launch of LEXAR in central and southern states. CALLISTO sales also expanded rapidly in Europe. A decline in US sales of DUAL/BICEP MAGNUM was partially offset by growth in other regions. ENVOKE made a significant contribution following its launch on cotton in the USA and there was further growth in Brazil. TOPIK benefited from favorable conditions in France and southern Europe and from strong demand on wheat in India; in the expanding markets of Eastern Europe sales were up more than 50%.

Non-selective Herbicides: major brands GRAMOXONE, TOUCHDOWN

Sales grew by 5%, 2% at constant exchange rates with volumes 5% higher but local currency prices 3% lower. GRAMOXONE sales increased strongly in China following planned channel inventory reduction in 2003 but were lower in Australia due to drought. A strong recovery in TOUCHDOWN sales in the second half, as volumes increased in NAFTA and Latin America, was partially offset by ongoing price pressure in the USA.

Fungicides: major brands ACANTO, ALTO, AMISTAR, BRAVO, RIDOMIL GOLD, SCORE, TILT, UNIX

Fungicide sales registered strong growth across all regions, 18% higher than 2003 overall, 12% when expressed at constant exchange rates with volumes up 13% but local currency prices down 1%. AMISTAR sales exceeded US$500 million driven by the penetration of soybean rust in Brazil and increased demand on various crops in the USA. Growth in Europe reflected the market recovery following the drought in 2003 and the launch of product combination programs to combat cereal septoria resistance, notably with BRAVO.

Insecticides: major brands ACTARA, FORCE, KARATE, PROCLAIM, VERTIMEC

Insecticide sales were 10% higher in 2004, 7% at constant exchange rates, with 9% volume growth partly offset by 2% lower local currency prices. ACTARA sales continued their broad-based increase in penetration in many markets. KARATE sales benefited from the strength of the Latin American markets and from high pest pressure in Europe. US sales of FORCE declined due to a reduction in demand for soil-based corn rootworm insecticides in favor of seed treatment; this was partially offset by increased sales in Eastern Europe.

Professional Products: major brands CRUISER, DIVIDEND, HERITAGE, ICON, MAXIM

Professional Product sales were 9% higher in 2004, 5% at constant exchange rates with volumes overall growing 6% but local currency prices 1% lower. Volume growth was reduced by 2% due to range rationalization. Seed treatments continue to gain in popularity among growers in all regions. The main driver was the further success of CRUISER in the USA, and on soybeans in Brazil. Fungicide seed treatments also grew strongly, notably MAXIM in Brazil and France. Turf product sales improved with better weather conditions in the USA and an expansion in direct sales to golf courses in Japan.

Commentary on regional performance

	Full Year		Growth

Region	2004 US$ million	2003 US$ million (adjusted)	Actual %	CER %

Europe, Africa and Middle East	2,251	1,978	+14	+5
NAFTA	1,869	1,848	+1
Latin America	1,017	748	+36	+36
Asia Pacific	893	847	+6	+1

Total	6,030	5,421	+11	+7

Sales in Europe, Africa and the Middle East increased by 14%, due in part to the weakness of the US dollar and at constant exchange rates were 5% higher due to volume growth. Sales grew across all product lines with notable contributions from the entire fungicide range and selective herbicides, particularly CALLISTO. Double-digit increases were achieved in France and Eastern Europe, the latter benefiting from increased investment in agriculture and economic growth.

In NAFTA, sales grew 1%, flat at constant exchange rates with 1% volume growth offset by a similar decline in local currency prices. Selective herbicides sales were stable in a difficult market whilst non-selective herbicide sales continued to be affected by price pressure in glyphosate in the USA, which offset volume growth in Canada. Fungicide sales growth was driven primarily by the success of AMISTAR. Insecticide sales were lower, due to a reduction in sales of FORCE and, to a lesser extent, KARATE. Professional Products notably seed treatment and sales of turf products performed well. Strong growth continued in Canada, where an increase in canola acres drove up sales of CRUISER.

In Latin America, sales grew 36%, with 34% from increased volumes and 2% from higher US dollar prices. Sales expanded across the portfolio in Brazil and Argentina as the global competitiveness of growers in the region and strong export demand encouraged an increase in the acreage under cultivation. The strongest growth was in insecticide sales, notably ACTARA and fungicides, with the spread of soybean rust resulting in a significant increase in AMISTAR sales. The launch of the combination product PRIORI XTRA, which has both preventative and curative action, further strengthened Syngentas position in this important new market.

In Asia Pacific, sales grew by 6%, partly due to the weakness of the US dollar against the Japanese yen and Australian dollar and at constant exchange rates sales were 1% higher with 3% volume growth offset by a 2% decline in local currency prices. A strong underlying performance in Japan was masked by fourth-quarter channel de-stocking undertaken to align sales more closely with consumption by the grower. Sales grew strongly in China where channel inventories were reduced in 2003. India showed good growth and sales in Australia improved in the second half following an earlier drought.

Seeds

Sales increased in all the major crops and regions and were 12% higher than 2003, due in part to the weakness of the US dollar and at constant exchange rates sales were up 6%, with a 3% volume increase and similar increase in local currency prices. Due to the acquisitions of Garst and Golden Harvest being completed after the end of the sales season, the impact of these acquisitions on Field Crop sales was not material.

	Full Year		Growth

Product line	2004 US$ million	2003 US$ million (adjusted)	Actual %	CER %

Field Crops	648	598	+8	+2
Vegetables and Flowers	591	506	+17	+10

Total	1,239	1,104	+12	+6

Field Crops: major brands NK corn, NK oilseeds, HILLESHG sugar beet

Sales were 8% higher, helped by US dollar weakness and at constant exchange rates were up 2%, with 3% higher local currency prices offset by a 1% volume decline. Sales of NK corn grew in all regions. Underlying demand for soybean was strong throughout the year, although reported sales were lower due to the holding back of fourth quarter deliveries in the USA to align sales closer to grower consumption for the 2005 season. Oilseed sales were strong driven by growth in NK sunflower. Sugar beet sales increased in strong Eastern European markets.

Sales of genetically modified products accounted for 15% of total Seeds product sales and 2% of total group product sales.

Vegetables and Flowers: major brands S&G vegetables, ROGERS vegetables, S&G flowers

Vegetables and Flowers sales increased by 17%, 10% at constant exchange rates with volumes 8% higher and local currency prices up 2%.

Sales of vegetables grew in all regions. In the USA, sales of DULCINEA products exceeded US$30 million with continued growth of PUREHEART seedless watermelons, and the successful launch of the BELLAHEART cantaloupe melon. In Europe, a strong performance in fresh S&G tomatoes, melons and squash more than offset market pressure in the processed vegetable segment.

Sales of S&G flowers also increased across all regions reflecting strong genetics, effective supply chain management of young plants and the expansion of direct sales.

Commentary on regional performance

	Full Year		Growth

Region	2004 US$ million	2003 US$ million (adjusted)	Actual %	CER %

Europe, Africa and Middle East	641	565	+ 13	+ 3
NAFTA	437	400	+ 9	+ 8
Latin America	86	79	+ 8	+ 8
Asia Pacific	75	60	+ 26	+ 19

Total	1,239	1,104	+ 12	+ 6

Sales in Europe, Africa and the Middle East increased by 13%, helped by the weakness of the US dollar against the euro and at constant exchange rates were 3% higher due to higher local currency prices. Sales were driven by field crops in Eastern Europe, notably corn, sunflower and sugar beet. Vegetable sales benefited from favorable pricing in the fresh segment.

Whilst demand in NAFTA field crops was strong throughout the year, the postponement of fourth quarter soybean shipments to align sales more closely with grower consumption, led to lower sales growth. Vegetables sales benefited from the ongoing expansion of DULCINEA, now fully consolidated. Overall, sales in the region were 9% higher, 8% at constant exchange rates with 6% from volume growth and 2% higher local currency prices.

A strong performance in Latin America benefited from corn market share gains in Argentina and from the development of the vegetables business in Brazil. Sales were 8% higher in 2004, with volumes 4% higher and a similar increase in US dollar prices.

In Asia Pacific, sales increased by 26%, 19% at constant exchange rates with 21% from volume growth partly offset by a 2% decline in local currency prices. Sales of oilseeds and corn performed well in India. In Japan flower sales benefited from the acquisition of Dia Engei in early 2004.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year		Growth

Operating Income	2004 US$ million	2003 US$ million (adjusted)	Actual %

Crop Protection	713	566	+ 26
Seeds	(20)	59	- 134
Plant Science	(152)	(104)	- 46

Total	541	521	+ 4

Operating income increased by 4% to US$541 million. Sales increased by 11%, including 4% from movements in exchange rates. Gross profit margin increased by 1.2%, with higher margins in the Crop Protection business due to cost savings and higher capacity utilization from the volume growth. Marketing and distribution costs increased by 16%, 11% when expressed at constant exchange rates, and included the impact of the acquisitions in Seeds which, due to completion after the end of the selling season, increased costs without significantly contributing to sales. Research and development costs increased by 11%, with 6% due to exchange rates. At constant exchange rates, cost savings in research and technology from the restructuring announced in 2004 were more than offset by increased development expenditure in Plant Science and in Seeds, partly due to the acquisitions. General and administrative costs were 3% lower, 8% at constant exchange rates, largely due to lower costs in Crop Protection. Restructuring and impairment costs increased from US$163 million in 2003 to US$354 million in 2004, largely due to the costs associated with the first year of the Operational Efficiency program initiated in February 2004. These costs are described in more detail below.

Excluding the US$354 million charges for restructuring and impairment, operating income increased by 31%. Despite a favorable impact of exchange rate movements on sales, growth in operating income excluding restructuring and impairment was reduced by 3% due to movement in exchange rates. The adverse impact on the cost base, where the weighting of euro, Swiss franc and British pounds sterling is higher than is the case with sales, more than fully offset the favorable impact on sales. Hedging income under the EBITDA hedging program, which is reported within general and administrative costs, was US$41 million in 2004 compared to US$39 million in 2003, and so it had a minor impact on the year on year comparison. Hedges are in place under the 2005 EBITDA hedging program but 2005 hedging income depends on the movements in exchange rates through 2005. The EBITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA (earnings before interest, tax, depreciation and amortization).

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment

(US$ million, except growth %)	2004)	2003 (adjusted)	2004	2003	2004	2003 (adjusted)	% Growth Actual	% Growth CER

Sales	6,030	5,421			6,030	5,421	+ 11	7
Cost of goods sold	(2,922)	(2,712)			(2,922)	(2,712)	- 8	- 2

Gross profit	3,108	2,709			3,108	2,709	+ 15	+ 12

as a percentage of sales	52%	50%			52%	50%

Marketing and distribution	(1,040)	(916)			(1,040)	(916)	- 14	- 9
Research and development	(499)	(453)			(499)	(453)	- 10	- 2
General and administrative	(539)	(582)			(539)	(582)	+ 7	+ 12
Restructuring and impairment	(317)	(192)	(317)	(192)

Operating income	713	566	(317)	(192)	1,030	758	+ 36	+ 39

as a percentage of sales	12%	10%			17%	14%

Average sales prices were 1% lower, but supply chain cost savings and higher capacity utilization from the increased sales volumes drove a 2% improvement in gross margins despite an adverse impact of almost 1% from exchange rate movements.

The weakness of the US dollar increased reported costs at actual exchange rates. Marketing and distribution costs were reported 14% higher, but at constant exchange rates, were 9% higher than 2003. The increase is partly to support business growth and partly due to increased receivable provisions due to the higher sales weighting in higher risk countries. Research and development reported costs increased by 10% but at constant exchange rates were 2% higher. General and administrative costs were 7% lower, 12% down at constant exchange rates, with reduced amortization and the reduced incidence of events that caused the recognition of new liability provisions.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2004, these costs largely relate to the Operational Efficiency Program initiated in February 2004. In 2003 these costs were largely associated with the continued implementation of the merger synergy programs. Restructuring and impairment is discussed in more detail later in this section. See also OverviewMerger Synergy Program.

Operating income was 26% higher at US$713 million, despite the increase in restructuring and impairment charges, driven by the higher sales volumes and improved gross profit margin.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$41 million (2003: US$39 million), the net effect of the weakening US dollar was to reduce the growth in operating income excluding restructuring and impairment by 3%.

Seeds Operating Income

	Total		Restructuring andimpairment		Before Restructuring and impairment

(US$ million, except growth %)	2004	2003 (adjusted)	2004	2003	2004	2003 (adjusted)	% Growth Actual	% Growth CER

Sales	1,239	1,104	–	–	1,239	1,104	+ 12	+ 6
Cost of goods sold	(610)	(536)	–	–	(610)	(536)	- 14	- 9

Gross profit	629	568	–	–	629	568	+ 11	+ 4

as a percentage of sales	51%	51%			51%	51%

Marketing and distribution	(339)	(275)	–	–	(339)	(275)	- 23	- 17
Research and development	(186)	(164)	–	–	(186)	(164)	- 13	- 10
General and administrative	(99)	(70)	–	–	(99)	(70)	- 41	- 34
Restructuring and impairment	(25)	–	(25)	–	–	–

Operating income	(20)	59	(25)	–	5	59	- 92	- 109

as a percentage of sales	- 2%	5%			–	5%

Sales prices were 3% higher in local currencies, but margins were flat largely due to adverse weather impact on yields of vegetable fresh produce and the establishing of common inventory provisioning policies with the acquired Field crop companies. Due to their completion after the end of the main selling season, these acquisitions did not significantly contribute to sales in 2004, but did increase marketing and distribution, research and development and general and administrative costs in the second half of 2004 by a total of approximately US$47 million. Marketing and distribution costs were reported 23% higher, 17% higher at constant exchange rates, due to the acquisitions and growth in vegetable fresh produce. Research and development costs increased by 13%, 10% at constant exchange rates, largely due to the acquisitions. General and administrative costs were 41% higher, 34% when expressed at constant exchange rates, due to the costs in the acquired companies and the additional amortization from these acquisitions and other acquired intangibles in 2004. Restructuring and impairment includes US$7 million post-acquisition impairments of property, plant and equipment in the acquired Field Crop companies and other cash costs associated with integrating Garst and Golden Harvest® and rationalizing duplicated sites and activities.

Weakness in the US dollar contributed an additional US$10 million to Seeds operating income in 2004 relative to 2003.

Plant Science Operating Income

	Total		Restructuring andimpairment		Before Restructuring and impairment

(US$ million, except growth %)	2004	2003 (adjusted)	2004	2003	2004	2003 (adjusted)	% Growth Actual	% Growth CER

Sales	–	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–	–

Gross profit	–	–	–	–	–	–	–	–

as a percentage of sales	–	–	–	–	–	–	–	–
Marketing and distribution	(3)	(2)	–	–	(3)	(2)	- 50	–
Research and development	(124)	(109)	–	–	(124)	(109)	- 14	- 8
General and administrative	(13)	(22)	–	–	(13)	(22)	+41	+49
Restructuring and impairment	(12)	29	(12)	29	–	–

Operating income	(152)	(104)	(12)	29	(140)	(133)	- 5	–

as a percentage of sales	–	–			–	–

Research and technology spending was reduced following the restructuring of the research sites initiated in 2004 but this was offset by higher spending on development as projects came closer to commercialization and combined research and development spending was 14% higher, 8% at constant exchange rates.

The restructuring and impairment net gain in 2003 represented the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation (“Diversa”), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute. In 2004 the restructuring charge of US$12 million related to the rationalization of the research sites under which biotechnology research is to be concentrated in the USA.

Defined Benefit Pensions

Defined benefit pension costs increased from US$175 million in 2003 (including US$46 million of restructuring costs) to US$221 million in 2004 (including US$95 million of restructuring costs). The restructuring costs in 2004 included the one-off transition costs of moving to a new scheme in Switzerland that, whilst continuing to be accounted as a defined benefit scheme, has several of the characteristics of a defined contribution scheme, which in particular will reduce the costs associated with early retirement. Excluding the costs associated with restructuring, defined benefit costs have remained broadly flat in 2004.

During 2004, as in 2003, actual investment returns exceeded the long term assumed rate of return. Employer contributions to defined benefit schemes, excluding contributions related to restructuring, increased from US$110 million in 2003 to US$144 million in 2004. However, the effect of higher investment returns and contributions was offset by increased pension liability valuations caused by significant reductions in real discount rates in 2003 and further significant reductions in 2004. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit obligation) improved by approximately 4% in 2003. The funding ratio reduced by approximately 2% in 2004. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements. Excluding restructuring costs, defined benefit pension expense in 2005 is expected to be broadly similar to that in 2004.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

		2004		2003
For the year to 31 December		US$ million	US$ million	US$ million	US$ million

Restructuring costs:
Write-off or impairment
–	property, plant and equipment	(132)		(44)
–	intangible assets	(1)		–
–	other assets	(1)		–
Non-cash pension restructuring charges		(50)		9
			(184)		(35)
Cash costs
–	operational efficiency	(136)		–
–	seeds integration	(16)		–
–	merger synergy program and other cash costs	(19)		(184)
			(171)		(184)
Gains from product disposals			1		17
Gain on sale of technology and intellectual property license			–		39

Total restructuring and impairment charge			(354)		(163)

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

In 2004, restructuring and impairment relates mainly to the Operational Efficiency program announced in 2004. The closure of three production sites has been announced together with the rationalization of two further sites. A further focusing of research activities, including the closure of one site, has also been announced.

The Seeds NAFTA corn and soybean business, within Field Crops, has initiated a restructuring program to integrate the Advanta and Golden Harvest® acquisitions. In addition, the final costs of the merger synergy program, largely associated with the closure of two production sites, were also charged in 2004.

Cash costs of US$171 million and asset impairments of US$134 million have been recorded in 2004 for these restructuring initiatives. In addition, as part of the Operational Efficiency program, the rules of Syngenta’s Swiss pension fund were amended in April 2004, so that whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. This change will reduce the expense related to early retirement in future years and reduces Syngenta’s exposure to pension fund investment returns. This charge has been partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

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

Restructuring costs in 2003 related primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of around a net US$1 billion. This program is described in more detail in the “Merger Synergy Program” section of this review.

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

Financial Expense, net

Interest expense net of interest income decreased from US$53 million in 2003 to US$42 million in 2004 due to lower average net debt in the year. Net currency hedging costs were significantly lower in 2004 due in part to the timing of amortization of option premia for the EBITDA hedging program, where a significant proportion of the costs of the 2004 program were recognized in late 2003 due to the US dollar weakening and volatility at that time. The net result of the balance sheet exposures and related hedging program was also marginally favorable in 2004 and an expense in 2003.

Taxes

The overall tax rate in 2004 was negative 15%, with profits after tax higher than profit before tax, compared to a rate of 35% in 2003. The tax rate on net restructuring and impairment costs of 38% was close to the 42% level of 2003, but the future rates will be very dependent on the nature of restructuring charges and may vary significantly. Excluding net restructuring and impairment costs and related taxation, the tax rate on continuing operations was 8% in 2004 compared to 37% in 2003 due in part to the one-off recognition of relief on tax losses following corporate restructuring. Without this one-off benefit, it is estimated that the 2004 tax rate on profits before restructuring and impairment, at approximately 25%, is within the mid to low twenties range expected for the foreseeable future.

Net Income and Other Supplementary Income Data

Net income in 2004 was US$428 million, with US$460 million attributable to shareholders of Syngenta AG, compared to US$254 million in 2003, with US$250 million attributable to shareholders of Syngenta AG. Net income attributable to Syngenta AG includes a loss on discontinued activities of US$83 million related to the disposal of Syngenta’s 75% interest in SF Chem AG. In addition, restructuring and impairment costs, net of related taxation, were higher in 2004 at US$219(1) million compared to US$95(1) million in 2003 due to the initial costs of the Operational Efficiency program initiated in 2004. Excluding restructuring, impairment and discontinued activities, net income attributable to shareholders of Syngenta AG was US$762(1) million in 2004 compared to US$340(1) million in 2003 due to the higher Crop Protection operating result, lower financial expenses and reduced tax charge.

(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

2003 Compared to 2002

Sales commentary

Total Syngenta consolidated sales for 2003 were US$6,525 million, compared to US$6,163 million in 2002, growth of 6% in US dollars and a reduction of 1% at constant exchange rates. The analysis by segment is as follows:

	Full Year		Growth

(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	Actual %	CER %

Crop Protection	5,421	5,189	+4	- 2
Seeds	1,104	974	+13	+4

Total	6,525	6,163	+6	- 1

Sales by region were as follows:

	Full Year		Growth

(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	Actual %	CER %

Europe, Africa and Middle East	2,543	2,309	+10	- 6
NAFTA	2,248	2,269	- 1	- 1
Latin America	827	658	+26	+ 26
Asia Pacific	907	927	- 2	- 9

Total	6,525	6,163	+6	- 1

Crop Protection

Crop Protection sales were 4% higher in 2003 than 2002. Sales in the period were positively impacted by the weakness of the US dollar, and at constant exchange rates sales were 2% lower in 2003 compared to 2002.

The Crop Protection market was again difficult in 2003, particularly in the first half, with volume declines offset by weakness in the US dollar, and, at constant exchange rates, sales showed a slight decline for the full year but with a marked upturn in the second half. Very dry weather in Europe in 2003 significantly reduced fungicide sales, an area where Syngenta has high market share. A result of the dry weather however was to reduce crop yields and crop stocks leading to increases in some crop commodity prices.

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

Insecticide and professional product sales were particularly encouraging and selective herbicides sales, the largest product line in value increased after several years of decline.

New product sales growth increased total Crop Protection sales by 3%, more than offsetting the sales impact of range rationalization and further contributing to the ongoing improvements in margin. In particular:

CALLISTO® (mesotrione), a post-emergence corn herbicide with a novel mode of action, together with LUMAX®, a combination product, grew strongly and helped reinforce Syngenta’s leading position in the corn selective herbicides market in the USA;

ACANTO® (picoxystrobin), sales were held back in the year by the adverse weather conditions in Europe and were flat in a reduced cereal fungicide market;

ACTARA® and CRUISER® (thiamethoxam) continued to develop and ACTARA® grew particularly strongly on cotton and soybean in the USA and Brazil and on rice in Japan. The seed treatment CRUISER® showed rapid growth in Brazil, the USA and Canada.

Sales by Product line are set out below.

	Full Year		Growth (1)

Product Line	2003 US$ million (adjusted)	2002 US$ million (adjusted)	Actual %	CER %

Selective herbicides	1,717	1,606	+7	+1
Non-selective herbicides	616	650	- 5	- 10
Fungicides	1,438	1,398	+3	- 6
Insecticides	960	855	+12	+7
Professional products	642	585	+9	+4
Others	48	95	- 49	- 52

Total	5,421	5,189	+4	- 2

(1)	Product line variances take into account minor reclassifications made in 2003.

Selective Herbicides: major brands BICEP MAGNUM®, CALLISTO®/LUMAX®, DUAL MAGNUM®, FUSILADE MAX®, TOPIK®

Sales of selective herbicides were 7% higher and 1% higher at constant exchange rates, with volumes 1% lower and local currency prices 2% higher. Sales of the CALLISTO® range in corn more than doubled to US$218 million, including the successful US launch of a new combination product, LUMAX®, for broad-spectrum weed control. Sales of DUAL®/BICEP MAGNUM® were strong in the second half, notably in the USA, and went some way towards offsetting the lower first half, but were lower for the year and together with the impact of product range rationalization, which reduced sales by 1%, offset the CALLISTO® growth. In cereals, sales of the grass herbicide TOPIK® increased, reflecting stronger wheat markets in NAFTA and Asia Pacific. FUSILADE® increased, particularly for soybeans in Brazil and due to the successful rollout of new formulation in central and Eastern Europe.

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

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Sales were 3% higher, 6% lower at constant exchange rates due to lower volumes offset by the weaker US dollar. Sales of ACANTO®, AMISTAR® and UNIX® were all negatively affected by drought conditions in Western Europe, notably France and Germany, which resulted in significantly lower usage on cereals. AMISTAR® partly compensated for this with strong growth in Brazil where it was used to treat soybean rust, a significant new disease. Sales of RIDOMIL GOLD® were up slightly, with growth in the USA outweighing declines in Asia Pacific. SCORE® achieved strong growth on rice and vegetables in Asia Pacific and on a range of crops in Western Europe. Range rationalization reduced sales by 2%.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales were 12% higher and 7% higher at constant exchange rates, with volumes 4% higher and prices in local currencies up by 3%. Sales showed strong growth despite the impact of range rationalization, which negatively impacted sales by 3%. ACTARA® continued its strong growth, particularly on cotton and soybean in the USA and Brazil and on rice in Japan and achieved sales of US$127 million. Sales of FORCE® were significantly higher with an increase in corn rootworm pressure in the USA. Growth in KARATE® was broad based. Sales of PROCLAIM® showed good growth in Japan, with expanded labels for vegetables, and in Australia, where the cotton market recovered after a drought in 2002. Sales of VERTIMEC® benefited from high pest pressure and gained market share, notably in the USA and Italy.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Professional products grew strongly at 9% (4% at constant exchange rates) with volumes 3% higher despite being adversely impacted by 3% due to range rationalization and prices in local currencies 1% higher. Seed treatment continued its strong growth particularly in North America, Brazil and Argentina. The main driver was CRUISER®, which increased sales by over 50%. MAXIM® benefited from strong demand in soybean and corn. Turf and Ornamental sales were adversely affected by phase-outs and by cool US weather. Public health sales were stable with good sales of ICON® for vector control in Asia and Africa offsetting low pest pressure in the USA. First US sales of IMPASSE®, the innovative termite barrier, were made.

Commentary on regional performance

	Full Year		Growth (1)
Region	2003 US$ million (adjusted)	2002 US$ million (adjusted)	Actual %	CER %

Europe, Africa and Middle East	1,978	1,861	+6	- 9
NAFTA	1,848	1,857	–	- 1
Latin America	748	593	+26	+26
Asia Pacific	847	878	- 4	- 10

Total	5,421	5,189	+4	- 2

Sales in Europe, Africa and the Middle East were 6% higher, 9% lower at constant exchange rates due to lower volumes offset by currency movements. Sales volumes were particularly affected by range rationalization which reduced sales by 3%. In addition, extremely dry weather conditions in Western Europe negatively affected demand for the first nine months of the year. In the fourth quarter sales were restricted by channel de-stocking in France. The strength of the euro boosted reported sales at actual exchange rates.

In NAFTA, sales volumes were 2% lower but local currency prices were 1% higher. Sales were down slightly in the USA owing to highly competitive conditions in the non-selective herbicide market. Syngenta reinforced its leading position in US corn selective herbicides with growth in the CALLISTO® range. Other product lines also performed well, notably seed treatment and insecticides, which were driven by the success of CRUISER® and FORCE®. Sales showed good growth in Canada. Mexico sales were lower due to the weakness of the Mexican peso, but were higher at constant exchange rates.

In Latin America, sales were 26% higher, with 22% from higher volumes and 4% from higher US dollar prices. Sales expanded across the portfolio in Brazil and Argentina as Syngenta capitalized on conditions together with selling in line with consumption after channel de-stocking in 2002. Higher crop commodity prices, more competitive currencies and strong crop exports increased grower confidence and led to expanded corn and soybean acreage.

In Asia Pacific, sales were 4% lower but 10% lower when expressed in constant exchange rates, with volumes 9% lower and local currency prices down 1%. Sales volumes were lower largely due to channel de-stocking in China, market decline in South Korea and the impact of range rationalization, which reduced sales by 4%. Japan was heavily affected by range rationalization; excluding this, sales showed growth in a declining Japanese market. In Australia sales improved following an easing of drought conditions. The strength of the Australian dollar and Japanese yen positively impacted reported sales.

Seeds

Seeds sales were 13% higher in 2003 and 4% higher when expressed at constant exchange rates, with volumes 2% higher and local currency prices 2% higher. At actual exchange rates, sales generally were stronger due to the weakness of the US dollar.

Commentary on Product Performance

	Full Year		Growth (1)
Product Line	2003 US$ million (adjusted)	2002 US$ million (adjusted)	Actual %	CER %

Field Crops	598	538	+11	+2
Vegetables and Flowers	506	436	+16	+6

Total	1,104	974	+13	+4

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales were 11% higher in 2003, 2% when expressed at constant exchange rates due to higher prices. NK® corn sales performed strongly, driven by Latin America, but volumes overall were 12% lower in the fourth quarter due to delaying sales to the distribution channel in the USA and Canada to align more closely with grower consumption. Sunflower and oilseed rape showed strong growth in Europe; soybean sales increased, notably in NAFTA. These improvements more than offset a decrease in HILLESHÖG® sugar beet mainly attributable to declining EU acreage.

Sales of genetically modified products accounted for 17% of total Seeds product sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables and Flowers sales were 16% higher, 6% when expressed at constant exchange rates with 3% higher volumes and local currency prices 3% higher. Sales grew particularly strongly in Europe, where Syngenta has established leading positions in tomato, pepper and watermelon. In the USA, fresh produce sales continued to expand driven by the PUREHEART® watermelon; the new BELLAHEART™ cantaloupe melon was launched.

Sales of S&G® flowers increased, primarily in Europe, reflecting strength in the fast-growing young plant segment and improved customer relationship management.

Commentary on regional performance

	Full Year		Growth (1)
Region	2003 US$ million (adjusted)	2002 US$ million (adjusted)	Actual %	CER %

Europe, Africa and Middle East	565	448	+26	+6
NAFTA	400	412	- 3	- 3
Latin America	79	65	+22	+22
Asia Pacific	60	49	+22	+14

Total	1,104	974	+13	+4

Sales in Europe, Africa and the Middle East were 26% higher, 6% at constant exchange rates with 4% from volume and local currency prices 2% higher. Sales grew strongly in oilseeds, vegetables and flowers. The main impetus came from eastern Europe, in particular sunflower and oilseed rape. Varieties of high value fresh vegetables continued their steady expansion in both Mediterranean and northern European markets. Reported sales were significantly increased by the weakness of the US dollar relative to the euro.

NAFTA sales volumes decreased by 1% mainly owing to the closer alignment of corn seed sales to the planting season. Soybean sales showed strong growth in the USA. Lower royalties further reduced reported sales by 2%.

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

	Full Year		Growth
Operating Income	2003 US$ million (adjusted)	2002 US$ million (adjusted)	Actual %

Crop Protection	566	365	+55
Seeds	59	(20)	+395
Plant Science	(104)	(135)	+23

Total	521	210	+148

In 2003 operating income increased by 148% to US$521 million. Restructuring and impairment costs varied significantly over the period at US$163 million in 2003 and US$396 million in 2002. The level of restructuring and impairment costs recognized was dependent on the timing of restructuring announcements of decisions on the future use of assets, which led to the recognition of asset impairments. During the periods shown, restructuring and impairment costs were substantially related to the implementation of plans to combine the Novartis agribusiness and Zeneca agrochemicals business to form Syngenta in November in 2000 and to extract cost savings and synergies from the merged business. Integration is now complete. Delivery of the planned synergies is now also largely complete with US$197 million of annual savings in 2003 and cumulative annual savings including 2001 and 2002 of US$559 million. Further details are provided above in “Overview—Merger Synergy Program” and below and in Notes 7 and 22 of the consolidated financial statements.

Excluding restructuring and impairment costs, operating income in 2003 increased 13% to US$684 million (2002: US$606 million). Although sales were positively impacted by 7% due to currency movements, the weighting of costs in Swiss francs,

British pounds sterling and the euro, together with Syngenta’s hedging program, meant that the weakness in the US dollar in 2003 had only a minor impact on operating profit in 2003 relative to 2002. Excluding this impact of exchange rate movements, sales were lower in 2003 versus the previous year. Operating income performance in 2003 was driven by improved gross margins from modernization of the range of products offered and delivery of the synergy cost savings in Crop Protection, which together with growth in Seeds, more than offset the lower sales volumes in Crop Protection and the higher pension costs referred to below.

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs).

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	2003	2002	2003 (adjusted)	2002 (adjusted)	% Growth Actual	% Growth CER

Sales	5,421	5,189	–	–	5,421	5,189	+4	- 2
Cost of goods sold	(2,712)	(2,617)	–	–	(2,712)	(2,617)	- 4	+4

Gross profit	2,709	2,572	–	–	2,709	2,572	+5	–

as a percentage of sales	50%	49%			50%	49%

Marketing and distribution	(916)	(898)	–	–	(916)	(898)	- 2	+5
Research and development	(453)	(424)	–	–	(453)	(424)	- 7	+3
General and administrative	(582)	(537)	–	–	(582)	(537)	- 8	–
Restructuring and impairment	(192)	(348)	(192)	(348)	–	–

Operating income	566	365	(192)	(348)	758	713	+6	+9

as a percentage of sales	10%	7%			14%	14%

Crop Protection operating income was US$201 million (55%) higher than 2002, with lower restructuring and impairment charges contributing US$156 million. Excluding the restructuring and impairment charges, operating income was US$45 million (6%) higher and remained stable at 14% of sales.

With stable sales prices, improving mix from product range modernization and further delivery of merger synergies in the supply chain, gross profit margins were improved 1% above 2002 levels despite the adverse impact on product costs of the weaker US dollar and were 2% higher than 2002 at constant exchange rates.

The weakness of the US dollar increased reported costs at actual exchange rates. Marketing and distribution costs were 2% higher but 5% lower than 2002 at constant exchange rates, largely from completion of the merger synergies. Research and development costs were 7% higher but at constant exchange rates were 3% lower, benefiting from the delivery of the merger synergy programs across the R&D sites. Lower profits on tangible asset disposals in 2003, and the impact of the weaker US dollar, led to an 8% increase in general and administrative expenses in 2003, which however were flat at constant exchange rates. See the previous section “Overview—Merger Synergy Program”.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$39 million (2002: US$43 million), the net effect of the weakening US dollar was to reduce operating income excluding restructuring and impairment by 3%.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2003 and 2002 these costs are largely associated with the continued implementation of the merger synergy programs. Charges in 2003 were US$156 million less than in 2002 as the merger synergy program drew towards a close in 2004. Impairments of tangible and intangible fixed assets and provisions for restructuring costs were lower in 2003. Restructuring and impairment is discussed in more detail later in this section.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	2003	2002	2003 (adjusted)	2002 (adjusted)	% Growth Actual	% Growth CER

Sales	1,104	974	–	–	1,104	974	+13	+4
Cost of goods sold	(536)	(471)	–	–	(536)	(471)	- 14	- 6

Gross profit	568	503	–	–	568	503	+13	+2

as a percentage of sales	51%	52%			51%	52%

Marketing and distribution	(275)	(237)	–	–	(275)	(237)	- 16	- 7
Research and development	(164)	(156)	–	–	(164)	(156)	- 5	+3
General and administrative	(70)	(82)	–	–	(70)	(82)	+15	+23
Restructuring and impairment	–	(48)	–	(48)	–	–

Operating income	59	(20)	–	(48)	59	28	+111	+54

as a percentage of sales	5%	2%			5%	3%

Sales were 13% higher, 4% higher at constant exchange rates and gross margins slightly lower, partly due to lower net royalties. The higher sales were achieved with some additional investment in marketing costs, which were 16% higher, 7% at constant exchange rates. This was partly offset by lower general and administrative expenses which were 15% lower and 23% lower at constant exchange rates following the consolidation of back-office activities across the different Seeds crops in NAFTA implemented in 2002. Restructuring and impairment in 2002 largely relates to the impairment of tangible and intangible assets relating to the South Korean business and other small Seeds acquisitions.

Weakness in the US dollar contributed an additional US$16 million to Seeds operating income in 2003 relative to 2002.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2003 (adjusted)	2002 (adjusted)	2003	2002	2003 (adjusted)	2002 (adjusted)	% Growth Actual	% Growth CER

Sales	–	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–	–

Gross profit	–	–	–	–	–	–	–	–

as a percentage of sales	–	–	–	–	–	–	–	–

Marketing and distribution	(2)	–	–	–	(2)	–	–	–
Research and development	(109)	(116)	–	–	(109)	(116)	+6	+10
General and administrative	(22)	(19)	–	–	(22)	(19)	- 16	- 11
Restructuring and impairment	29	–	29	–	–	–

Operating income	(104)	(135)	29	–	(133)	(135)	+1	+6

as a percentage of sales	–	–			–	–

Research and development spending was lower than 2002, benefiting from the focusing of research spend on core sites and closure of the Torrey Mesa Research Institute announced in 2002, offset by higher development spend as projects moved closer to the market. QUANTUM™ microbial phytase received its first registration in Mexico in 2003.

The restructuring and impairment net gain represents the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation (“Diversa”), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute.

Defined Benefit Pensions

Defined benefit pension costs increased from US$117 million in 2002 (including US$33 million of restructuring costs) to US$175 million in 2003 (including US$46 million of restructuring costs). Despite a decrease in the active membership of pension plans as a result of restructuring, the costs excluding restructuring have increased due to the impact of stock market falls in 2001 and 2002 and a reduction in the long term expectations of future investment yields. During 2003, actual investment returns exceeded the long term assumed rate of return. However, real discount rates further reduced, increasing the valuation of pension liabilities. Overall, the funding ratio (the market value of pension plan assets as a percentage of the projected benefit pension obligation) improved by approximately 4% at the end of 2003 compared to 2002. Defined benefit pensions are described in more detail in Note 26 of the consolidated financial statements.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2003		2002
For the year to 31 December	US$ million	US$ million	US$ million	US$ million

Merger integration costs		(21)		(28)
Restructuring costs:
Write-off or impairment
– property, plant and equipment	(44)		(102)
– intangible assets	–		(32)
Non-cash pension restructuring charges	9		(14)
Cash costs	(163)		(220)
Total		(198)		(368)
Gains from product disposals		17		–
Gain on sale of technology and intellectual property license		39		–

Total restructuring and impairment charge		(163)		(396)

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

Restructuring costs in 2002 and 2003 relate primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the previously announced program to deliver synergy cost savings of US$625 million annually, at a cash cost of approximately a net US$1 billion. By the end of 2003, cumulative annual cost savings of US$559 million had been delivered at a net cash cost of approximately US$821 million. Additional annual savings in 2003 totaled US$197 million, with US$94 million from costs of goods, US$55 million from selling, general and administrative expenses and US$48 million from research and development. From the merger through the end of 2003, the total number of employees has been reduced by some 3,600. See “Overview—Merger Synergy Program”.

Financial Expense, net

Financial expense, net was 37% lower than 2002 at US$138 million (2002: US$218 million). Cash flow generation was again strong and a net US$569 million was applied to reduce debt. Lower US dollar interest rates, further centralization of debt and optimized financing arrangements in Latin America also enabled a reduction in the effective interest rate.

Taxes

The tax rate on profits excluding restructuring and impairment was 37%(1) in 2003 (2002: 41%(1)) as benefits of projects to improve the tax efficiency of Syngenta’s operations were realized. The estimated credit on restructuring and impairment was 42%(1) (2002: 26%(1)) partly because the net charge included disposal gains on which lower tax rates are applied, and partly due to the inclusion in 2002 of intangible asset impairments against which tax relief is not always available.

The overall effective tax rate was 35%. In 2002, the tax charge was US$53 million despite a loss before tax of US$15 million due to the high weighting of restructuring and impairment charges and relatively low rate of tax relief on these charges.

(1) This measure is defined/reconciled to GAAP measures in Appendix A of this section.

Net Income and Other Supplementary Income Data

Net income in 2003 was US$254 million, compared to a net loss of US$59 million in 2002, with lower restructuring and impairment costs and higher net income before restructuring and impairment.

Net income excluding restructuring, impairment and discontinued operations was US$119 million higher than 2002 at US$343(1) million (2002: US$224(1) million). Operating income excluding restructuring and impairment was US$78 million higher at US$684(1) million (2002: US$606(1) million) and financial expense, net was US$80 million lower, so income before taxes and minority interests was US$164 million (43%) above last year at US$545(1) million (2002: US$381(1) million) and, combined with the lower effective tax rate, net income increased by 53% before inclusion of restructuring, impairment and discontinued operations.

Restructuring and impairment costs after tax, including gains on the minor business disposals and on the sale of intellectual property to Diversa and income from discontinued operations, were US$194 million lower than the previous year at US$89(1) million (2002: US$283(1) million).

Foreign Operations and Foreign Currency Transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

The Argentine peso is the functional currency of Syngenta’s subsidiaries in Argentina. In February 2002, the government in Argentina announced several reforms intended to stabilize the economic environment. These included redenominating all outstanding receivables denominated in US dollars into Argentine pesos. This affected Syngenta’s currency exposure profile. In response, Syngenta applied additional credit restrictions and altered local financing arrangements to reduce further its exposure to peso currency risk. Future exchange rates for the peso and future government actions remain uncertain and Syngenta is not able to estimate their effects.

The Brazilian real is the functional currency of Syngenta’s subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the US dollar whereas during 2003 and 2004 it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers, implemented programs to protect the US dollar value of trade receivables from customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Syngenta is not able to estimate the effect of any future devaluation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources

Syngenta’s principal sources of liquidity consist of cash generated from operations and third party debt available through unsecured non-current bonds, Commercial Paper and Euro Medium Term Note (EMTN) programs and credit facilities. Syngenta reported cash and cash equivalents on December 31, 2004, 2003 and 2002 of US$227 million, US$206 million and US$232 million respectively. At December 31, 2004, 2003 and 2002, Syngenta had current financial debts of US$423 million, US$749 million and US$1,207 million respectively, and non-current financial debts of US$1,117 million, US$1,017 million and US$925 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and as at December 31, 2004, Syngenta had a total of US$147 million of Commercial Paper in issue. The former syndicated credit facility of US$2,500 million was replaced in August 2004 with a new US$1,500 million syndicated credit facility (the “Credit Facility”) which matures in 2009, with an extension option for an additional two years. During 2004, no amounts were drawn and as of December 31, 2004 Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% and €350 million 2-year Floating Rate Notes in replacement of banking facilities. Cross currency swaps were put in place at the time of issue to fully hedge the resulting exchange exposure into U.S. dollars. The Floating Rate Notes and associated swaps matured in July 2003.

On June 28, 2004, Syngenta relisted the US$2 billion EMTN program, first signed in June 2003. There were no Note issues from the program during 2004.

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

Management is of the opinion that the funding available to it from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. Current and non-current financial debts contain only general and financial default covenants, with which Syngenta is in compliance. Syngenta reviews its credit facilities as they approach maturity with a view to replacement when market conditions are seen as advantageous. This may involve purchase and cancellation of outstanding bonds before the maturity date.

Commitments for capital expenditure at December 31, 2004 were US$29 million.

Financial Results

The following table sets out certain information about the cash flow for each of the periods indicated:

	Year ended December 31,
(US$ millions)	2004	2003 (adjusted)	2002 (adjusted)

Cash flow from operating activities	1,309	791	769
Cash flow from/(used for) investing activities	(686)	(232)	(254)
Cash flow from/(used for) financing activities	(679)	(630)	(602)

Cash Flow from Operating Activities

2004 compared to 2003

Cash flow from operating activities in 2004 significantly exceeded the 2003 level due to a greater reduction in working capital. Operating income was US$20 million higher in 2004 than 2003, but this was after increased non-cash impairments of property, plant and equipment from the implementation of the Operational Efficiency program. Charges in respect of provisions were higher due to the recognition of restructure charges on the Operational Efficiency plan, though cash spend on restructuring charges was at a similar level to 2003, which included higher spend related to the merger synergy program. Net financial expense cash flows were significantly lower than 2003 due to lower average net debt and to realized hedging gains, which offset unrealized losses on internal funding. The significant reduction in working capital was largely due to higher customer advance payments in the Seeds business after the alignment of policies with the acquired companies. Working capital is not expected to further reduce in 2005.

Syngenta expects cash flow from operating activities to remain strong in 2005, but the 2004 reduction in working capital is not likely to be repeated. See “Future Prospects”.

2003 compared to 2002

Cash flow from operating activities was at a similar level in 2003 compared to 2002. Operating income was US$311 million higher in 2003, but this in part reflected higher levels of non-cash tangible and intangible asset impairment in 2002. Net cash outflows on financial expenses were lower in 2003 as financial debt was reduced and taxation payments were lower in part due to the timing of cash tax deductions on restructuring charges. Cash payments in respect of contributions to pension schemes for 2003 include the healthcare plan funding discussed below, and in 2002 include voluntary additional pension contributions. The higher operating income and lower net financial expense and tax payments above were offset by a lower rate of working capital reduction in 2003 than 2002. 2002 included a significant reduction in trade receivables, particularly in Latin America where sales were reduced and credit terms, typically longer than other regions, tightened due to the economic instability.

In order to improve the tax efficiency of expense related to US post retirement healthcare plans, Syngenta funded US$50 million in 2003 into a legally separate medical Trust for the benefit of its employees. The healthcare plans had previously been unfunded. There are no statutory funding requirements and all contributions to the Trust are discretionary.

Cash Flow from/(used for) Investing Activities

2004 compared to 2003

In 2004 cash flow used for investing activities increased from US$232 million to US$686 million mainly because of the acquisitions of the Garst and Golden Harvest® seeds businesses, which net of asset disposals and cash in the acquired companies cost US$479 million (see Note 3 to the consolidated financial statements).

Depreciation continued to exceed capital expenditure on property, plant and equipment in 2004 as Syngenta continues to rationalize production assets. Capital expenditures for the year ended December 31, 2004, net of US$49 million proceeds from disposals, were US$117 million. In 2003, capital expenditures, net of proceeds from disposals of US$31 million, were US$180 million. Capital expenditure before disposal proceeds is expected to be closer to the 2003 level in 2005.

Purchases of intangibles included the acquisition of germplasm and glyphosate tolerance technology for the corn seed business totaling US$60 million.

2003 Compared to 2002

Cash flow used for investing activities decreased from US$254 million in 2002 to US$232 million in 2003. The cash outflow is derived from US$211 million of capital expenditures and investments of US$87 million, net of proceeds from disposals of US$66 million.

Capital expenditures for the years ended December 31, 2003 and 2002 were US$211 million and US$157 million. Due to the site and asset rationalization program following the merger, capital expenditures were less than depreciation through the period.

Purchase of intangibles, investments in associates and other financial assets was US$58 million in 2003 compared to US$165 million in 2002. Expenditures in 2003 included US$32 million paid in advance on a purchasing contract for a key intermediate in the manufacture of ACANTO® whilst 2002 included US$120 million to purchase exclusive rights to the insecticide thiamethoxam. Acquisition of minorities in 2003 comprised US$29 million for the partial buyout of the minority interest in India.

Cash proceeds from asset disposals totaled US$66 million in 2003, similar to the US$68 million in 2002. Proceeds from business divestments of US$14 million in 2003 derived mainly from the sale of the herbicide EPTC. The remaining proceeds in 2003 are attributable to sales of tangible fixed assets of US$31 million, which includes US$13 million from the sale of the Fernhurst site in the UK, and sales of intangible and financial fixed assets of US$21 million.

Cash Flow from/(used for) Financing Activities

2004 compared to 2003

Cash flow used for financing activities increased from US$630 million in 2003 to US$679 million in 2004. Dividends per share were significantly increased and dividends paid in 2004 exceeded dividends paid in 2003 by US$77 million. A share repurchase program was initiated in 2004 and US$143 million of share repurchases were made, offset by proceeds from the exercise of employees’ share options. Net financial debt of US$438 million was repaid in 2004, a decrease from US$569 million of repayments in 2003.

2003 compared to 2002

In 2003, cash flow used for financing activities increased to US$630 million from US$602 million in 2002. Dividends paid in 2003 of US$65 million increased from US$48 million in 2002. The net change in cash and cash equivalents was an outflow of US$26 million compared to US$56 million in 2002. Cash flow from operating activities was primarily used to repay financial debt in both 2003 and 2002.

Research and Development

Syngenta has major research centers in Basel and Stein, Switzerland; Jealotts Hill, England; and Research Triangle Park, North Carolina, USA.

There are two principal elements to Syngenta research and development. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around five core technology programs: Crop Protection Research; Crop Protection Development; Crop Genetics Research; Plant Science Development; and Health Assessment and Environmental Safety. These are closely integrated to increase the overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

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

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites. In June 2004, it was announced that biotechnology research work is to be focused at Research Triangle Park and activities in this area cease at Jealott’s Hill. The Stein site will expand to include chemistry as well as biology, and will focus on insecticides, fungicides and professional products, whilst Jealott’s Hill will focus on herbicides and environmental science chemistry, as well as providing core technologies including bioscience and analytical chemistry. It is planned to establish a new facility in India for cost efficient synthesis at laboratory and field scale. As part of this program, which will run through 2007, the Basel chemistry facility will close.

The total spent on research and development was US$809 million in 2004, US$726 million in 2003 and US$696 million in 2002. At constant exchange rates expenditure on research and development was US$33 million higher in 2004 than 2003, partly due to the acquisitions in the Seeds business but also with some acceleration in spend in Crop Protection and in development in Plant Science. Attribution of research and development costs for 2004 was US$499 million for Crop Protection, US$186 million for Seeds (now including research and development on corn traits previously reported in Plant Science) and US$124 million in Plant Science. In 2003 the attribution was US$453 million for Crop Protection, US$164 million for Seeds and US$109 million for Plant Science.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2004, Syngenta had the following contractual obligations to make future payments in the following periods:

			Payments due by period

US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Financial debt	18/20	1,540	423	1,107	1	9
Interest on financial debt		90	60	30	–	–
Payments under onerous contracts included
within restructuring provisions	22	62	17	24	18	3
Operating lease payments	29	72	13	18	12	29
Unconditional purchase obligations	29	684	210	232	160	82
Long-term research agreements	29	79	27	46	5	1
Other long-term commitments	29	16	7	6	3	–

		2,543	757	1,463	199	124

Of the total financial debt, variable rate financial debt is US$876 million, US$453 million of which is due after more than one year and US$423 million of which is due within one year. The US$423 million of short-term debt is of a duration of between one and three months, and the contractual interest obligation of US$1 million in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Except for the provision for payments under onerous contracts described above, US$1,128 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed, and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2005. Note 21 to the consolidated financial statements indicates Syngenta’s estimate that US$258 million of long term provisions are expected to be paid during 2005, including US$17 million of onerous contract provisions which are included in the above table.

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

The rules of Syngenta’s main Swiss pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. This schedule was revised in 2004 to take account of the statutory actuarial valuation which was carried out in 2003. The expected contributions payable by Syngenta in 2005 to meet its commitments under the above arrangements are included in the amount of US$200 million given in the additional US GAAP disclosures for employee benefit plans in Note 33 to the consolidated financial statements. Because both commitments are expressed partly or wholly as fixed percentages of pensionable pay, and not, or not completely, as fixed amounts, they have not been included in the above table.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2004, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 31 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)

Syngenta had no significant VIEs as at December 31, 2004, other than as disclosed in Note 33 to the financial statements.

US GAAP

Syngenta’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2004, net income attributable to Syngenta AG shareholders was US$460 million in accordance with IFRS, and US$352 million in accordance with US GAAP. The major reconciling items were:

  US GAAP net income was US$56 million higher compared to IFRS in respect of purchase accounting (2003: US$60 million; 2002: US$53 million), because goodwill is amortized for IFRS, but not for US GAAP, in accordance with SFAS No. 142. US
  GAAP net income was also US$19 million higher because lower US GAAP property, plant and equipment book values resulted in lower impairment losses on assets affected by restructuring.

  US GAAP net income was US$88 million lower compared to IFRS (2003: US$84 million; 2002: US$91 million) in respect of Ciba-Geigy purchase accounting, due to the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for US GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting. In 2002, US GAAP net income was also reduced by an impairment charge of US$83 million in respect of Ciba-Geigy product rights.

  Despite recent changes to IFRS which have converged IFRS and US GAAP purchase accounting and subsequent goodwill accounting more closely for acquisitions agreed after March 31, 2004, the accounting for restructuring costs of an acquired business remains different. US GAAP net income was US$9 million higher compared to IFRS because cash restructuring costs related to the Advanta and Golden Harvest ® acquisitions were purchase accounted for US GAAP but expensed for IFRS.

  US GAAP net income was US$61 million lower compared to IFRS (2003: US$36 million higher) due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for US GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. In 2004, the mix of countries holding the inventories changed, while the mix of countries recording profit remained comparable with 2003. Also, the amount of unrealized profit in inventories increased significantly.

  US GAAP net income was US$47 million higher compared to IFRS in respect of restructuring costs (2003: US$32 million). SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized rateably over the employees’ remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. Costs of US$76 million will be recognized for US GAAP in future periods, as the employees complete their remaining service.

  US GAAP net income was US$34 million lower compared to IFRS due to not recording a deferred tax asset for US GAAP where a Syngenta entity has a recent history of tax losses due to restructuring, and the forecast future benefits of the restructuring are expected to enable the tax losses to be utilized. IFRS allows a deferred tax asset to be recorded in these circumstances, whereas US GAAP does not.

  US GAAP net income was US$27 million lower compared to IFRS due to additional US GAAP provisions for withholding tax on future internal dividend payments within the Syngenta group. For IFRS, withholding tax is provided only if a dividend payment is expected, whereas US GAAP requires a provision for tax on all dividends which could, in practice, be paid.

  US GAAP net income was US$55 million lower compared to IFRS in respect of other tax related items. This figure includes a US$51 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition (2003: US$54 million; 2002: US$23 million). These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For US GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

  For the year ended December 31, 2004, Syngenta recorded a debit to shareholders’ equity of US$54 million (2003: US$75 million; 2002: US$94 million) to record the additional minimum pension liability required by SFAS No. 87. SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in reported ABO basis deficits for Syngenta’s main pension plans in the UK and the USA.

For the year ended December 31, 2002, the net loss under IFRS was US$65 million, compared to a net loss of US$198 million under US GAAP. The following additional reconciling items were significant for 2002.

The process and method of testing goodwill for impairment under IFRS and US GAAP are different. Under IAS 36, goodwill must be allocated for impairment testing purposes to the lowest level of asset group for which identifiable cash flows exist. Under US GAAP, SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. A reporting unit represents an operating segment or component thereof, but economically similar components must be aggregated. Syngenta has carried out the impairment test at the total Crop Protection and Seeds level. As the fair value of the Seeds segment as a whole exceeds the carrying amount of its net assets, no impairment to goodwill arises under SFAS 142. Therefore, impairment of US$23 million charged to IFRS net income in 2002, in respect of goodwill allocated to Seeds operations, was added back in determining US GAAP net income.

The criteria for recording impairment losses on available-for-sale financial assets are also different in IFRS and US GAAP. Syngenta has equity shareholdings in certain publicly quoted companies which are shown at market value within non-current financial assets in the balance sheet, and classified as available-for-sale under IAS 39 and SFAS 115. Syngenta reports changes in fair value of available-for-sale financial assets in shareholders’ equity. Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders’ equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta. Syngenta has no intention to dispose of these assets at the present time and accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline which is other than temporary in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. The market value of certain of these shareholdings has declined below their original cost in line with general stock market trends. Therefore, Syngenta recorded an impairment of US$53 million in 2002 US GAAP net income in relation to these assets. Syngenta judges whether a decline in value is temporary based on the length of time that market value has been below original cost, having regard to published SEC staff guidance and on the reasons for the decline in value.

Critical Accounting Policies

Note 2 of the consolidated financial statements describes Syngenta’s accounting policies in detail, including significant judgment made by management in applying Syngenta’s accounting policies, and significant assumptions and estimation uncertainties. The application of many of these policies necessarily requires judgment to best reflect the commercial substance of underlying transactions. Syngenta has determined that four of its accounting policies can be considered “critical”, in that significant management judgment is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these four policies follows:

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

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability, which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 to the financial statements, the provision for doubtful receivables at December 31, 2004 amounted to US$297 million, or 14% (2003: 16%) of total trade accounts receivable of US$2,184 million. In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of the Company’s past estimates.

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

When an obligation is first identified to clean-up one of Syngenta’s manufacturing sites, the costs are typically spread over an extended period into future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta’s most significant manufacturing assets are located in Switzerland, the United Kingdom, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2004 are set out in Note 21 to the consolidated financial statements. Because of the uncertainties inherent in estimating environmental provisions, Syngenta is not able to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in its estimates.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is calculated as the present value of estimated future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on the groups estimated weighted average cost of capital, together with any risk premium determined appropriate. Estimated future cash flows used in the impairment calculations represent management’s best view of likely future market conditions and current decisions on the use of each asset or asset group. Actual future cash flows may differ significantly from these estimates, due to the effect of changes in market conditions or to subsequent decisions on the use of assets. These differences may have a material impact on the asset values, impairment, depreciation and amortization expense reported in future periods.

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

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. At December 31, 2004, unrecognized actuarial losses were US$610 million and estimated amortization expense for 2005 is US$18 million (2003: US$517 million and actual 2004 amortization expense was US$16 million).

The discount rate used to measure the pension expense and liabilities is based on the yield at the appropriate balance sheet date for AA corporate bonds with a maturity similar to the average maturity of the pension liabilities. Reference is made to published bond indices, with appropriate adjustments where the available indices do not exactly match the pension liability with respect to average maturity.

The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta’s actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies is also considered. In 2003 the proportion of equity securities in the mix of assets held by plans sponsored by Syngenta reduced significantly as a result of investment policy decisions. This led to lower rates of return being assumed for 2004, because long-term rates of return on equities are generally higher than those on bonds and other investments held. Further details of employee benefits are provided in Note 26 to the consolidated financial statements.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 26 to the financial statements, as of December 31, 2004:

Change in Assumption	Effect on 2005 Pre-Tax Pension Expense	Effect on December 31, 2004 Projected Benefit Obligation

25 basis point decrease in real discount rate	+ US$19 million	+ US$157 million
25 basis point increase in real discount rate	- US$17 million	- US$157 million
25 basis point decrease in expected return on assets	+ US$8 million	–
25 basis point increase in expected return on assets	- US$8 million	–

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Effect of New Accounting Pronouncements

IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2004, or which have been issued but are not yet in force, is described in Notes 2 and 34 to the consolidated financial statements.

Recent Developments

Note 35 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 9, 2005) that would require adjustment to or disclosure in the consolidated financial statements.

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On February 10, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument was generally equivalent to a low exercise price call option over the same number of Syngenta shares and enabled Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. On February 11, 2005 Syngenta has sold this equity instrument and acquired 4.5 million shares on the second trading line which enables them to be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders in a tax-efficient manner.

On February 24, 2005, Syngenta announced restructuring proposals at its Huddersfield manufacturing site. Employees have been informed that the Company will withdraw from in-house manufacture of certain intermediate chemical products used in the manufacture of Touchdown®. It is anticipated that these proposals will impact around 240 jobs across the site with effect in 2005 and 2006. This restructuring is included in the Operational Efficiency program projections.

Future Prospects

Crop Protection sales growth in 2004 included a recovery from 2003 drought conditions in Europe and strong market growth in Latin America, with increased export demand for soybean resulting in increased acreage. The new disease of soybean rust appeared in the USA for the first time at the end of 2004 and if it recurs may generate fungicide sales growth. Overall Crop Protection sales growth is expected to moderate in 2005, with lower crop prices potentially reducing market growth in Latin America. 2005 will include the first full year of the Seeds acquisitions, and in particular the main selling season will be consolidated for the first time. Expense growth in 2004 was impacted by the Seeds acquisitions and is expected to slow in 2005.

Net income growth in 2005 will be driven by the more moderate sales volume growth than in 2004, cost savings from the Operational Efficiency Program and first full-year consolidation of the seeds acquisitions. However, net income will also continue to be impacted by restructuring and impairment charges associated with the Operational Efficiency program and the integration of the recently acquired seeds businesses. The level of such charges will be dependent on the timing of restructuring announcements and is difficult to forecast in any one calendar year. The total cost of the Operational Efficiency program is expected to be approximately US$850 million over five years, including 2004, of which US$350 million are non-cash charges. Charges of US$320 million were recorded in 2004 under the program, of which US$184 million were non-cash (including the Swiss pension fund transition charge). The equity instrument sale and purchase of 4.5 million shares noted in Recent Developments will reduce the number of outstanding shares and enhance reported earnings per share.

Cash expenditure on the Operational Efficiency program noted above will continue in 2005. However, cash flow from operating activities is expected to remain strong, though working capital is not expected to reduce further in 2005. The Board is recommending a further significant increase in the dividend to CHF 2.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 26, 2005. In addition, the Board has approved an increase to the share repurchase program which, in conjunction with a progressive dividend policy, is now projected to lead to more than US$1 billion being returned to shareholders over the 2004-2006 period, including the total dividend of US$142 million and share repurchases of US$143 million in 2004.

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

Since Syngenta’s formation in November 2000, the Company has implemented significant business changes primarily designed to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. The effect on reported performance of initiating and implementing changes of this magnitude is significant and has had a material effect on the nature and focus of Syngenta’s operations through restructuring and impairment charges and therefore, in the opinion of management, requires separate disclosure to provide a more thorough understanding of business performance and to allow investors to assess performance both including and excluding charges, as well as gains, incurred in connection with these business changes. These business changes may also lead to the impairment of tangible (e.g., property, plant and equipment) or intangible assets. Impairment may also be triggered by a downturn in one of the businesses or markets in which Syngenta operates. The incidence of these charges may be periodic and the effect on reported performance will vary from period to period, with limited continuity in the specific composition or size of such charges.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below.

Reconciliation of Net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ millions)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2004
Operating income	541	(354)	895
Income/(loss) from associates and joint ventures	(2)	–	(2)
Financial expense, net	(73)	–	(73)

Income before taxes	466	(354)	820
Income tax expense	70	135	(65)
Income/(loss) from discontinued operations	(108)	(108)	–

Net income	428	(327)	755

Attributable to minority interests	(32)	(25)	(7)
Net income attributable to Syngenta AG shareholders	460	(302)	762

Tax rates	15%	38%	8%

Number of shares – basic (millions)	105		105
Number of shares – diluted (millions)	106		106

Basic earnings per share	4.37		7.24
Diluted earnings per share	4.34		7.19

(US$ millions)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2003 (adjusted)
Operating income	521	(163)	684
Income/(loss) from associates and joint ventures	(1)	–	(1)
Financial expense, net	(138)	–	(138)

Income before taxes	382	(163)	545
Income tax expense	(134)	68	(202)
Income/(loss) from discontinued operations	6	6	–

Net income	254	(89)	343

Attributable to minority interests	4	1	3
Net income attributable to Syngenta AG shareholders	250	(90)	340

Tax rates	35%	42%	37%

Number of shares – basic (millions)	102		102
Number of shares – diluted (millions)	102		102

Basic earnings per share	2.46		3.35
Diluted earnings per share	2.45		3.34

(US$ millions)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2002 (adjusted)
Operating income	210	(396)	606
Income/(loss) from associates and joint ventures	(7)	–	(7)
Financial expense, net	(218)	–	(218)

Income before taxes	(15)	(396)	381
Income tax expense	(53)	104	(157)
Income/(loss) from discontinued operations	9	9	–

Net income	(59)	(283)	224

Attributable to minority interests	6	2	4
Net income attributable to Syngenta AG shareholders	(65)	(285)	220

Tax rates	353%	26%	41%

Number of shares – basic (millions)	102		102
Number of shares – diluted (millions)	102		102

Basic and Diluted earnings per share	(0.64)		2.17

(US$ millions)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2001 (adjusted)
Operating income	353	(277)	630
Income/(loss) from associates and joint ventures	(5)	–	(5)
Financial expense, net	(251)	–	(251)

Income before taxes	97	(277)	374
Income tax expense	(72)	88	(160)
Income/(loss) from discontinued operations	3	3	–

Net income	28	(186)	214

Attributable to minority interests	1	1	–
Net income attributable to Syngenta AG shareholders	27	(187)	214

Tax rates	68%	32%	42%

Number of shares – basic and diluted (millions)	101		101

Basic and Diluted earnings per share	0.27		2.11

(US$ millions)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2000 (adjusted)
Operating income	973	456	517
Income/(loss) from associates and joint ventures	(1)	–	(1)
Financial expense, net	(85)	–	(85)

Income before taxes	887	456	431
Income tax expense	(331)	(102)	(229)
Income/(loss) from discontinued operations	9	9	–

Net income	565	363	202

Attributable to minority interests	10	2	8
Net income attributable to Syngenta AG shareholders	555	361	194

Number of shares – basic and diluted (millions)	74		74

Earnings per share	7.49		2.62

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 30 to the consolidated financial statements for information on average exchange rates in 2004, 2003 and 2002. For example, if a British entity reporting in pounds sterling sold £1 million of products in 2004 and 2003, our financial statements would report US$1,818 million of revenues in 2004 (using 0.55 as the rate, which was the average exchange rate in 2004) and US$1,639 million in revenues in 2003 (using 0.61 as the rate, which was the average exchange rate in 2003). The CER presentation would translate the 2004 results using the 2003 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

Basis of Preparation of 2000 Information

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

The consolidated income statements for the twelve months ended December 31, 2004, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated income statement for the twelve months ended December 31, 2000 is based mainly on the performance of Novartis agribusiness, with the results of Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000.

The consolidated cash flow statements for the twelve months ended December 31, 2004, 2003, 2002 and 2001 represent the performance of Syngenta in those periods. The consolidated cash flow statement for the twelve months ended December 31, 2000 consists mainly of the cash flows for the full year of Novartis agribusiness, with cash flows from Zeneca agrochemicals business being included only following the formation of Syngenta on November 13, 2000.

Some costs which have been reflected in the consolidated financial statements for 2000 are not necessarily indicative of the costs that Syngenta would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs comprise allocated Novartis corporate overhead, interest expense and income taxes. Until its combination with Zeneca agrochemicals business, Novartis agribusiness was not managed as a single strategic business entity. Instead, the Crop Protection and Seeds businesses were operated by separate management teams, which were coordinated with strategic management at the Novartis holding company level. Following the merger with Zeneca agrochemicals business, Syngenta is a single entity.

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

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The members of the Board of Directors are as follows:

Name	Age	Position	Year First Elected	Current Term Expires

Heinz Imhof (1)(10)	62	Chairman of the Board	2000	2007
Martin Taylor (4)(7)(12)(14)	52	Vice Chairman of the Board	2000	2005
Michael Pragnell (2)	58	Director and Chief Executive Officer	2000	2007
Peggy Bruzelius (5)	55	Non-Executive Director	2000	2006
Peter Doyle	66	Non-Executive Director	2000	2006
Rupert Gasser	66	Non-Executive Director	2002	2007
Pierre Landolt (6)	57	Non-Executive Director	2000	2006
Pedro Reiser (9)	69	Non-Executive Director	2002	2006
Peter Thompson (8)	58	Non-Executive Director	2000	2005
Rolf Watter (6)	47	Non-Executive Director	2000	2005
Felix Weber (2)(10)	54	Non-Executive Director	2000	2005

Sir David Barnes resigned from the Board effective April 27, 2004 (3)(11)(13) .

__________________
As of March 10, 2005.
(1)	Chairman of the Chairman’s Committee
(2)	Member of the Chairman’s Committee
(3)	Member of the Chairman’s Committee until April 27, 2004 (AGM)
(4)	Member of the Chairman’s Committee since May 26, 2004
(5)	Chairman of the Audit Committee
(6)	Member of the Audit Committee
(7)	Member of the Audit Committee until May 26, 2004
(8)	Member of the Audit Committee since May 26, 2004
(9)	Chairman of the Compensation Committee
(10)	Member of the Compensation Committee
(11)	Member of the Compensation Committee until April 27, 2004 (AGM)
(12)	Member of the Compensation Committee since May 26, 2004
(13)	Member and Vice Chairman of the Board until April 27, 2004 (AGM)
(14)	Vice Chairman of the Board since May 26, 2004

Heinz Imhof
Chairman of the Board of Directors and of the Chairman’s Committee and member of the Compensation Committee. Previously Heinz Imhof was Head of Novartis’ Agribusiness division and a member of the Novartis Executive Committee (1999-2000), Deputy Executive Head Novartis Agribusiness and Head of Novartis Seeds (1996-1998), Deputy Chairman and Chief Executive Officer of Sandoz Corporation in New York (1993-1995) and additionally Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey. Currently Heinz Imhof is a member of the Supervisory Committee of SGCI (Schweizerische Gesellschaft für die Chemische Industrie), a non-executive Director of Firmenich International SA and Chairman of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated from the Swiss Federal Institute of Technology in Zurich with a degree in agronomy.

Martin Taylor
Vice Chairman of the Board of Directors and member of the Chairman’s and the Compensation Committee. Martin Taylor is currently an international advisor to Goldman Sachs International, in addition to being a Director of RTL Group SA. Martin Taylor was Chairman of WHSmith PLC (1999-2003) and a Director of Antigenics Inc. (1999-2003). Previously he was Chief Executive Officer of Barclays PLC (1993-1998) and of Courtaulds Textiles (1990-1993). In addition he was a member of the Oxford Business School Advisory Board. Martin Taylor has a degree in oriental languages from Oxford University.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman’s Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Vice Chairman of AB Electrolux and as Director of Scania AB, Ratos AB and Axfood AB, as a Senior Advisor to Lehman Brothers Ltd, Vice Chairman of the Royal Swedish Academy of Engineering Sciences and as a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chief Executive Officer of ABB Financial Services (1991-1997), Executive Vice President of SEB-bank (1997-1998), a member of the Swedish Board of Government Bank Support Authority (1991-1993) and a Director of AB Drott (1999-2004). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle currently is a non-executive Director of Avidex Ltd, a member of the Advisory Board of Vida Capital Partners, a Trustee of the Nuffield Foundation and Past Master of the Salters’ Livery Company. Previously he served as Chairman of the Biotechnology and Bioscience Research Council (1989-2003), non-executive Director of Oxagen (1999-2002), non-executive Director of Oxford Molecular PLC (1997-2000), Director of Zeneca Group PLC (1993-1999) and as a Director of ICI (1989-1993). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Rupert Gasser
Director. Rupert Gasser is currently a member of the Scientific Advisory Board of Alcon Laboratories Inc and President of Nestec SA. Formerly he was Executive Vice President of Nestlé SA (1997-2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing worldwide (1991-1996), Senior Vice President at Nestec SA (1990-1991) and a non-executive Director of Lonza Group AG (1999-2004). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry.

Pierre Landolt
Director and member of the Audit Committee. In addition, Pierre Landolt has been delegated by the Board to oversee policies and activities in the area of corporate social responsibility. He is currently Director of Novartis AG and Chairman of the Sandoz Family Foundation. He serves as Chairman of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, the CITCO Group, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a Partner with unlimited liabilities of the Private Bank Landolt & Cie. In addition, he is Vice Chairman of the Montreux Jazz Festival Foundation, President of the Instituto Jurema de Pesquisa in Brazil and member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. He graduated with a Bachelor of Laws from the University of Paris Assas.

Pedro Reiser
Director and Chairman of the Compensation Committee. Pedro Reiser is currently a member of the Foreign Policy Committee of the Swiss Popular Party (SVP) and a Director of the HCB Happy Child Birth AG. Previously he served as Chairman of ESBATech AG (2002-2004), as Director and Advisor (1999-2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995-1999), and as President and Chief Executive Officer of Holvis AG (1990-1995). Pedro Reiser studied law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Peter Thompson
Director and member of the Audit Committee. Peter Thompson currently serves as Director of Sodexho Alliance SA and as Chairman of the Board of Trustees of the Stanwich School in Greenwich, Connecticut. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996-2004), President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995-1996), and of Walkers Snack Foods in the UK (1994-1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan PLC, including President and Chief Executive Officer of GrandMet Foods Europe (1992-1994), Vice Chairman of The Pillsbury Company (1990-1992) and President and Chief Executive Officer of The Paddington Corporation (1984-1990). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board since 2000. In addition he is a part-time professor at the Law School of the University of Zurich. He is non-executive Chairman of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg) and a non-executive Director of Zurich Financial Services AG (and its subsidiary Zurich Insurance Company), Forbo Holding AG (and its subsidiary Forbo Finanz AG), UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG, in addition to being a Board member of the Swiss Lawyers’ Association and a member of the Swiss Stock Exchange Admission Board and of its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director and member of the Chairman’s Committee and the Compensation Committee. Felix Weber is currently a Director of the parent company of Cablecom GmbH (and of its controlling parent entities Cablecom Holdings AG and Glacier Holdings GP SA, Luxemburg). Previously he was Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), engagement manager and partner of McKinsey & Company in Zurich (1984-1997) and managing director of Alusuisse South Africa (1982–1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

Changes in 2004

Sir David Barnes left the Board in 2004. After the merger being successfully completed, Sir David Barnes decided, having reached the age of 68 years, not to stand for re-election for a further term of office.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Members of the Executive Committee

The members of the Executive Committee of Syngenta are as follows:

Name	Age	Position

Michael Pragnell	58	Chief Executive Officer
John Atkin	51	Chief Operating Officer – Crop Protection
Bruce Bissell	58	Head of Global Operations and Human Resources
David Jones	55	Head of Business Development
David Lawrence	56	Head of Research & Technology
Michael Mack	44	Chief Operating Officer – Seeds
Christoph Mäder	45	Head of Legal & Taxes
Domenico Scala	39	Chief Financial Officer

As of March 10, 2005.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman’s Committee. Previously Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), including Executive Director (1990-1995), Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Currently Michael Pragnell serves as President of CropLife International, the global association for the plant science industry. He has a degree in modern languages from Oxford University and an MBA from INSEAD.

John Atkin
Chief Operating Officer of Syngenta Crop Protection. Previously John Atkin was Chief Executive Officer (1999-2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997-1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995-1997) and Head of Sandoz Agro Northern Europe (1993-1995). John Atkin graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

Bruce Bissell
Head of Global Operations and Human Resources. Previously Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997-2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group PLC (1992-1997). Bruce Bissell graduated from Strathclyde University with a degree in applied chemistry.

David Jones
Head of Business Development also responsible for Plant Science. Previously David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

David Lawrence
Head of Research and Technology. Previously he was Head of R&T Projects for Syngenta (2000-2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Michael Mack
Chief Operating Officer of Syngenta Seeds. Since joining the Company in 2002, Michael Mack has served as Head of Crop Protection, NAFTA Region. Prior to this, he was President of the Global Paper Division of Imerys SA, a Paris-based mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd. He had previously served there as Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. He has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Christoph Mäder
Head of Legal and Taxes. Previously Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999-2000) and Senior Corporate Counsel of Novartis International AG (1992-1998). Christoph Mäder is a member of the Supervisory Committees of the Federation of Swiss Industrial Holding Companies and the Basel Chamber of Commerce. He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

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

Changes in 2004 and since December 31, 2004

Jeffrey Beard resigned from the Executive Committee at the end of December 2004. Jeffrey Beard was Chief Operating Officer of Syngenta Seeds from 2000 to 2004. Previously Jeffrey Beard was Head of the Business Area Corn for Novartis Seeds (1999-2000). With effect from January 1, 2005, Michael Mack was appointed Chief Operating Officer of Syngenta Seeds and a member of the Syngenta Executive Committee.

Compensation

Executive Compensation Policy and Programs

Syngenta’s executive compensation principles are designed to attract, retain and motivate internationally oriented, successful executives. The aim is to provide appropriate rewards in a competitive employment market and support the development of a high performance environment. The elements of total compensation for the Chairman, Chief Executive Officer, members of the Executive Committee and the Senior Management Group are base salary, annual cash and equity-based incentive awards. Total individual compensation at target performance level relates to market median for comparable companies with the opportunity for substantial higher compensation for outstanding performance. The incentive awards generally represent a significant part of total compensation. Cash and equity-based incentive awards depend on Company and individual performance. Equity-based compensation consists of stock options and deferred shares.

Executive Compensation

The aggregate amount of cash compensation (salaries and short-term incentive awards) in 2004 paid to the acting and former executive members of the Board of Directors and the members of the Executive Committee (a total of eleven people) was CHF

12.39 million. Portions of the short-term incentive awards contained in this figure have been used to defer 32,630 shares into the Deferred Share Plan on a mandatory and voluntary basis. In addition, 220,737 options at an exercise price of CHF 89.30 under the Syngenta Long-Term Incentive Plan (Stock Options) were granted to these Executives. Short-term and long-term incentives were granted on the basis of performance in 2003. In 2004, within the scope of the Syngenta Employee Share Purchase Plan, the acting and former executive members of the Board of Directors and the members of the Executive Committee purchased 378 shares.

CHF 4.78 million was set-aside to meet pension obligations, including provisions to cover merger-related pension promises.

The highest total compensation paid to a member of the Board of Directors in 2004 consisted of CHF 2.55 million of cash compensation (salary and short-term incentive award). This member of the Board of Directors used a portion of the short-term incentive award to defer 8,154 shares under the Syngenta Deferred Share Plan. In addition 56,790 options at an exercise price of CHF 89.30 were granted to this member of the Board of Directors. The short-term and long-term awards were granted on the basis of performance in 2003. CHF 3.4 million was set-aside to meet pension obligations, including provisions to cover merger-related pension promises to this member of the Board of Directors.

Further information is provided in Note 28 to the consolidated financial statements.

Compensation of Non-Executive Directors

Non-executive members of the Board could opt for payment of their compensation in cash or a combination of cash and options. The aggregate amount of compensation in 2004 to the ten active and former Non-Executive Directors (cash compensation and options) amounted to CHF 1.59 million. Of this amount CHF 1.16 million was paid in cash and CHF 0.44 million will be paid in options in 2005. In 2004, 19,803 options at an exercise price of CHF 89.30 were granted to Non-Executive Directors to cover the portion of their compensation which such Non-Executive Directors opted in 2003 to receive in the form of options.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options) was implemented to provide selected members of the Board of Directors, senior executives and key management employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta (American Depositary Shares for United States participants). Currently there are approximately 650 participants in the Long-Term Incentive plan. The grant of stock options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. In 2004 a total number of 1,062,643 stock options were granted at an exercise price of CHF 89.30. After a three-year vesting period, options can be exercised to purchase shares within a period of 10 years (11 years for certain Swiss participants) from the date of grant. The total number of stock options including the equivalent number of options for American Depositary Shares outstanding at December 31, 2004 is as follows:

Grant Date	Exercise price	Blocked until	End of the exercise period	Total number of outstanding options 12/31/04

12/04/00	CHF 76.50	12/03/03	12/03/10	234,200
03/27/01	CHF 83.70	03/26/04	03/26/11	176,860
03/11/02	CHF 98.00	03/10/05	03/10/12	536,882
03/11/02	CHF 98.00	03/10/05	03/10/13	318,591
03/12/03	CHF 59.70	03/11/06	03/11/13	576,958
03/12/03	CHF 59.70	03/11/06	03/11/14	652,767
02/20/04	CHF 89.30	02/19/07	02/19/14	510,989
02/20/04	CHF 89.30	02/19/07	02/19/15	532,615

The exercise price is equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, as determined by the Compensation Committee. All options were granted at an exercise price greater than the market price of the Syngenta shares at the grant date.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was implemented to grant shares or share awards to eligible senior executives as part of the short-term incentive award. In accordance with the rules of the plan a portion of the participants short-term incentive awards are allocated to the Syngenta Deferred Share Plan as deferred shares. Additional voluntary deferrals within the limits provided by the plan can be made at the discretion of the participants. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years commencing on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. In 2004 a total of 88,265 Deferred Shares were granted to approximately 135 senior executives for their performance in the incentive year 2003.

Further information on the Syngenta Long-Term Incentive plan (Stock Options) and the Deferred Share Plan is provided in Note 27 to the consolidated financial statements.

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

The Chairman of the Board represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

Chairman’s Committee

The Chairman’s Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. This Committee prepares the meetings of the Board of Directors and comments on matters falling within the Board’s authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman’s Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders’ Meeting. Members of the Chairman’s Committee are Heinz Imhof (Committee Chairman), Michael Pragnell, Martin Taylor and Felix Weber. During 2004, the Chairman’s Committee met eight times.

Compensation Committee

The Compensation Committee consists of four members appointed by the Board: the Chairman of the Board and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Pedro Reiser (Committee Chairman), Heinz Imhof, Martin Taylor and Felix Weber. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest. During 2004, the Compensation Committee met four times.

Audit Committee

The Audit Committee consists of four members who are all independent Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies and financial control mechanisms. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Peter Thompson and Rolf Watter. During 2004, the Audit Committee met four times.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit. Organizationally independent of management, Internal Audit duties are assigned by the Audit Committee and it submits its reports to the Chairman of the Board. Any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

In connection with the year end financial consolidation, a letter of assurance process is implemented. The letters of assurance are cascaded down the organization. The returned letters are analyzed, evaluated and any arising issues or deficiencies are reported to the Head of Internal Audit. Internal Audit thereafter makes a report of the combined issues arising from internal audits and the letter of assurance process to the Audit Committee. The Audit Committee reports to the full Board.

Chief Executive Officer

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The CEO in turn ensures the Executive Committee’s efficiency and effectiveness to the Chairman, the Chairman’s Committee and the Board.

The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Executive Committee

Under the direction of the CEO, the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta’s functional activities: Finance, Research and Technology, Global Operations and Human Resources, Business Development and Legal and Taxes.

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

Listing Standards of the New York Stock Exchange

A description of the significant ways in which Syngenta’s corporate governance practices differ from those followed by domestic companies under New York Stock Exchange listing standards is available on Syngenta’s website at www.syngenta.com/en/investor/corpgov_nyse.aspx.

Employees of Syngenta

Year 2004

Syngenta had approximately 19,500 permanent employees as of December 31, 2004. Approximately 25% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 51% in Europe and AME.

The functional distribution of our employees for the year ending December 31, 2004 was approximately as follows:

Production	36%
Research and development	21%
Marketing and distribution	31%
Administration and general overhead	12%

In Switzerland, Belgium, Brazil, France, Germany, India, Italy, Japan, Korea, the Netherlands, Spain, Sweden and the United Kingdom, part of the workforce is unionized or represented by work councils. In the United States, approximately 102 employees are unionized. On a worldwide basis, fewer than 10% of our employees belong to a trade union. Our relationships with our unions and other employee organizations are generally good and there have been no significant industrial disputes over the last five years at any of Syngenta, Novartis agribusiness or Zeneca agrochemicals business.

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

Management Shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of December 31, 2004, based on information available to the Company is 0.09% of all outstanding shares. None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

During the period January 1, 2004 until February 28, 2005 the following disclosure notifications were made by the Company in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act:

  On December 11, 2003, the Company reported that Morgan Stanley Investment Management exceeded the 5 per cent threshold with a holding of 6.112 per cent of the share capital; on March 12, 2004, the Company reported that this holding had fallen below 5 percent.

  On February 15, 2005 the Company reported that Syngenta AG itself exceeded the 10 percent threshold with a holding of 10.82 per cent of the share capital.

As of February 28, 2005, to our knowledge there is no other shareholder besides Syngenta AG with a position of more than 5 per cent of the share capital.

As of February 28, 2005 Syngenta AG itself held 12,593,522 shares in treasury corresponding to 11.19% of the share capital. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares. According to the Share Register of the Company, as of February 28, 2005, no other shareholder was known by the Company to be the owner of 5% or more of the Company’s voting securities. To its knowledge, the Company is as of February 28, 2005 not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly. As of February 28, 2005 59,170,605 ADRs of Syngenta AG corresponding to 10.8% of the share capital and 19,607905 Ordinary Shares of Syngenta AG corresponding to 17.2% of the share capital were held by 3206 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Note 28 to the consolidated financial statements.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for our consolidated financial statements.

Legal Proceedings

In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta’s businesses and the risks to which it is subject.

Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri. A number of Monsanto’s major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs’ amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company’s business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants’ motions to dismiss were denied in a court order issued on April 3, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto’s motion for summary judgment dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants’ motion for summary judgment limiting the antitrust claims to direct purchasers only. As a result of the dismissal of the tort claims, the action is now being captioned McIntosh, et al. v. Monsanto Company, et al. On September 30, 2003 the court denied plaintiffs’ motion for class certification by holding that plaintiffs failed to show that impact from the alleged antitrust violations could be proven with common evidence on a class-wide basis. On October 15, 2003 plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court’s denial of class certification and on October 24, 2003, the District Court granted plaintiffs’ request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs’ appeal and on September 13, 2004 the Court heard oral argument on the appeal. In an opinion filed on March 7, 2005, the 8th Circuit Court of Appeals affirmed the District Court’s denial of class certification.

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

Syngenta and its predecessor companies have competed vigorously in the seed and crop protection market place and therefore will vigorously oppose the allegations in the related court cases described above.

In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired by us in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The onsite past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately $45 million, to pay the Port $35 million and to provide an indemnity having a maximum liability of $20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. The defendants agreed to participate in a binding arbitration to determine the amount of Occidental’s ultimate contribution to the overall settlement.

In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 BT corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Under this agreement, Pioneer receives a commercial license to Syngenta patents relating to Herculex® and YieldGard® insect resistant corn traits. The companies also settled claims Pioneer brought against Syngenta in 2002. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 patents were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard, Herculex I and TC6275 but that those claims were invalid. Post trial issues relating to inequitable conduct, motions for judgment as a matter of law and for a new trial will be addressed by the Court prior to entry of final judgment and appeal.

On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (Wilmington, Delaware). In its complaint, Monsanto sued Syngenta for infringement of U.S. Patent 4,940,835 (the “Shah patent”) directed to the making, use and sale of corn products exhibiting resistance to glyphosate herbicide (GA21). The lawsuit, which was filed on the same date that Syngenta publicly disclosed its acquisition of certain GA21 rights from Bayer CropScience, seeks an injunction prohibiting further acts of infringement, contributory infringement and inducement of infringement, together with compensatory and exemplary damages but no less than a reasonable royalty for infringing activity. Syngenta filed its responsive pleadings on July 1, 2004. On February 11, 2005, Monsanto amended its complaint to add the Golden Harvest companies as defendants. The case is currently in the discovery phase of the proceedings.

On July 27, 2004, DeKalb Genetics Corp commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois alleging infringement of US Patent No. 5,538,880 and US Patent No. 6,013,863 (“the Lunquist patents”) by making and using corn containing genes that confer glyphosate resistance (GA21). Syngenta filed a Motion to Dismiss on September 20, 2004, on the grounds that DeKalb’s Complaint was legally deficient and failed to state a claim. On November 12, 2004, Syngenta filed its alternative Motion to Transfer this case to Delaware. Both motions have been fully briefed and are pending a decision by the Court. On January 27, 2005, DeKalb amended its complaint to add the Golden Harvest companies as defendants. The case is currently in the discovery phase of the proceedings.

On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto is seeking a declaratory judgment and permanent injunction prohibiting the use of “Independence” Brand (or any brand other than the NK Brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. In response to the actions by Monsanto, Syngenta filed a complaint in Minnesota seeking a declaratory judgment that Monsanto cannot revoke permissions granted under the license agreement and a permanent injunction barring Monsanto from terminating the license agreement for the breach alleged in its letter relating to the proposed introduction of the Independence Brand. Following a hearing, the Minnesota action was stayed pending resolution of the Missouri action. Syngenta subsequently moved the Missouri court for an order dismissing all counts of Monsanto’s complaint, or in the alternative, for declaratory judgment in favor of Syngenta, arguing that the license agreement is clear and unambiguous as a matter of law and that it does not limit Syngenta to selling seed under a single brand name. Additionally, Monsanto has filed a motion to amend its complaint to add a breach of contract claim; Monsanto contends that by selling identical soybean varieties in both the U.S. and Canada, Syngenta has breached its Roundup Ready Soybean License Agreement in the U.S. Monsanto’s motion to amend is pending. Syngenta’s motion was heard December 1, 2004 in St. Louis, Missouri and in a December 8, 2004 Order, the court set another hearing for March 14-15, 2005 so that a technical term of art and/or course of conduct in the industry that the court may not be aware of can be construed.

On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On September 28, 2004, Monsanto filed a motion to dismiss the antitrust case on the ground that the antitrust claims should have been raised as a compulsory counterclaim to Monsanto’s patent infringement lawsuit concerning Monsanto’s plant gene patent No. 4,940,835 also pending in the District of Delaware, or in the alternative, to consolidate the antitrust and patent cases. This motion has been fully briefed and is pending decision by the Court.

Syngenta Crop Protection, Inc. is involved in various lawsuits stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There are still 3 opt-out cases pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by Syngenta’s insurers, subject to applicable deductibles.

The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The complaint was served on Syngenta on August 25, 2004, and the action was promptly removed to the federal court, in the Southern District of Illinois, Case No. 04-688 (MJR). The plaintiff has moved to remand to the state court, and Syngenta is opposing the motion. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. Syngenta intends to defend the Holiday Shores action vigorously. Atrazine is a long-standing successful product of Syngenta and its predecessors, which has been repeatedly scrutinized for the safety over the years by governmental agencies. Following lengthy consideration of challenges to Atrazine as a carcinogen, the United States Environmental Protection Agency (“EPA”) has determined that Atrazine is not a likely human carcinogen. In fact, the EPA reclassified Atrazine in 2000 from a “probably human carcinogen” to “not a likely human carcinogen.” The latter classification remains the current EPA classification of Atrazine.

Agro Atar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks relief of US$43 million. On December 27, 1999, Agro Atar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on August 2, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agro Atar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had been entered into with Zeneca S.A.I.C. (which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agro Atar had the rights to market and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agro Atar terminated the agreements. Agro Atar claims damages of US$58 million. On June 14, 2001, on the application of Zeneca S.A.I.C. the judge in this second lawsuit ordered the joinder of both sets of proceedings. Trial of the proceedings has been ordered; a preliminary hearing took place on November 27, 2002, and the proceedings have entered the evidentiary state. Syngenta believes that Zeneca S.A.I.C. had cause to terminate the agrochemicals supply contract with Agro Atar and intends vigorously to defend both lawsuits. It is expected that the court will convert the claims into local currency. In February 2004, it was decided that all cases should be dealt by the Federal Court. Regarding the case brought by Agro Atar against Advanta Semillas and Syngenta Agro, the Federal Court ordered the production of evidences offered by the parties. The case is currently in the evidentiary stage.

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum currently corresponding to approximately US$8.5 million. There are no decisions in the first level Court.

In the tax assessment of Ciba Geigy Australia Limited (a legal entity today owned by the Syngenta Group) the Australian Tax Authorities (ATO) have made net margin adjustments and increased the legal entity’s tax base for the years 1991-1996. Syngenta Crop Protection PTY LTD (formerly named Ciba Geigy Australia Limited) filed objections against this tax assessment on July 5, 2004 with the Federal Court of Australia . Today both parties (ATO and Syngenta Crop Protection PTY LTD) are in the process of bringing their statements to the Court.

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, Syngenta believes that it should not materially affect its consolidated financial position, although there can be no assurances in this regard.

Dividends and Dividend Policy

The Board expects to recommend the distribution of future returns to the shareholders in the range of 25 percent to 40 percent of the available earnings, but the actual level will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments. The returns will be in the form of a dividend or par-value reduction. However, all distributions to shareholders proposed by the Board require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADRs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADRs or CDIs. The payments to the holders of ADRs listed on the New York Stock Exchange are distributed through the Bank of New York, which converts the CHF amount into U.S. Dollars for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At last year’s Ordinary General Meeting of shareholders on April 27, 2004, it was decided to reduce the share capital from CHF 1,125,645,840 to CHF 934.286,047 by a reduction of the par value of each of the Company’s 112,564,584 registered shares by CHF 1.70 from CHF 10 to CHF 8.30 and to repay to the shareholders CHF 1.70 per share.

At this year’s Ordinary General Meeting of shareholders on April 26, 2005, the Board will propose a further par-value reduction of CHF 2.70 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”. For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”. For information about taxation of repayments from par-value reduction, see Item 10 “Additional Information—Taxation”.

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

Syngenta de-listed its shares from the London Stock Exchange and from the OM Stockholm Stock Exchange as of December 30, 2003. There has been no trading on these exchanges as of January 1, 2004.

The information presented in the tables below represent, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on Swiss Exchange

	Price per Share in CHF

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	87.00	75.05
2001	102.75	66.95
2002	108.50	74.65
2003	86.60	57.10
2004	122.50	79.72

Quarterly Highs and Lows
2003
First Quarter	86.60	57.10
Second Quarter	73.40	62.10
Third Quarter	82.50	67.80
Fourth Quarter	83.30	70.40
2004
First Quarter	91.13	79.72
Second Quarter	103.34	93.69
Third Quarter	119.00	102.84
Fourth Quarter	122.50	109.50

Monthly Highs and Lows for most recent six months
2004
September	119.00	110.25
October	118.50	109.50
November	121.60	113.00
December	122.50	117.70
2005
January	127.90	117.90
February	131.70	125.50

Trading Prices on the New York Stock Exchange

	Price per ADR(1) in US$

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	10.94	8.38
2001	12.67	8.60
2002	13.14	9.87
2003	13.51	8.60
2004	21.40	13.16
Quarterly Highs and Lows
2003
First Quarter	12.45	8.60
Second Quarter	11.35	9.14
Third Quarter	11.78	10.23
Fourth Quarter	13.51	10.70
2004
First Quarter	14.75	13.16
Second Quarter	16.79	13.60
Third Quarter	19.09	16.41
Fourth Quarter	21.40	17.81
Monthly Highs and Lows for most recent six months
2004
September	19.09	17.39
October	19.04	17.81
November	21.39	19.00
December	21.40	20.45
2005
January	21.50	20.15
February	22.75	20.50

(1) One ADR represents one-fifth of a share of the Company. Source: Bloomberg

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the articles of incorporation of Syngenta and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the articles of incorporation of Syngenta. Copies of the Syngenta articles of incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “About Syngenta”. An English translation is included as an exhibit to this annual report.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 934,286,047.20, divided into 112,564,584 registered shares with a nominal value of CHF 8.30 each. All of the Syngenta shares have been issued in registered form and are fully paid.

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

Shareholders’ Meetings

Under Swiss law, an ordinary annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year. Shareholders’ meetings may be convened by the board of directors or, in exceptional circumstances, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders’ meeting if resolved by an ordinary shareholders’ meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 0.5 million (i.e., 60,241 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determined by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

At the shareholders’ meeting, shareholders pass resolutions and make elections, if not otherwise required by law, by a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and as per Syngenta’s articles of incorporation a resolution passed at a shareholders’ meeting with a supermajority of 66 2 / 3 % of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

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

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to prior approval at the shareholders’ meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be varied or excluded by a resolution of a shareholders’ meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the articles of incorporation). Valid grounds include, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights. Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders’ meeting may delegate the decision as to whether preemptive rights should be excluded to the Board of Directors provided the fundamental principles upon which the decision has to be made are determined pursuant the shareholders’ meeting.

Borrowing Power

Neither Swiss law nor the articles of incorporation of Syngenta restrict in any way Syngenta’s power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of Syngenta’s Board of Directors, with no shareholders’ resolution required.

Duration and Liquidation

The articles of incorporation do not limit Syngenta’s duration. Syngenta may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the Syngenta shares represented at the meeting in the event Syngenta is dissolved by way of liquidation, and (2) a super-majority of 66 2 / 3 % of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented at the meeting in other events (for example in a merger where Syngenta is not the surviving entity).

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

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 8.30 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADRs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADRs. According to section 4 of the Articles of Incorporations, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

Liquidation

According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid-in shareholding.

Redemption Provision

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10% of the nominal share capital of the Company. Shares held by the Company and its subsidiaries do not have any voting rights. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares. Long-term share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

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

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1 / 3 % of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) set forth in the Swiss Stock Exchange Act.

Significant Differences

Please see the references to Swiss law throughout this Item 10 “Additional Information”, which highlight certain significant differences between Swiss law and United States law.

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

  to properly allocate amongst the parties liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to AstraZeneca and Novartis shareholders or as a result of the Transactions themselves;

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

Licenses (other than the license of the Zeneca or Novartis house mark and domain names) are worldwide, exclusive in the field, royalty-free and perpetual. The licenses of the Novartis house mark and domain names are exclusive in the agribusiness field, royalty-free and expired three years after the date of the completion of the Transactions. The licenses of the Zeneca house mark and domain names are exclusive in the agrochemicals field, royalty-free and expired on January 4, 2005.

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

Non-resident recipients. The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial or even a full refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of Syngenta shares and the procedures for claiming a refund of the withholding tax. As of January 1, 2005 Swiss withholding tax on dividends may be reduced at source upon request for substantial shareholders (i.e., shareholdings of at least 20% or 25% of the capital of Syngenta, depending on the applicable double tax treaty) if certain conditions are met.

As of January 1, 2004, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Argentina	Greece	Lithuania	Singapore
Albania	Hungary	Luxembourg	Slovakia
Australia	Iceland	Macedonia	Slovenia
Austria	India	Malaysia	South Africa
Belgium	Indonesia	Mexico	Spain
Belarus	Iran	Moldavia	Sri Lanka
Bulgaria	Ireland	Mongolia	Sweden
Canada	Israel	Morocco	Thailand
China	Italy	Netherlands	Trinidad and Tobago
Croatia	Ivory Coast	New Zealand	Tunisia
Czech Republic	Jamaica	Norway	Ukraine
Denmark	Japan	Pakistan	United Kingdom
Ecuador	Kazakhstan	Philippines	United States
Egypt	Kirgistan	Poland	Uzbekistan
Finland	Kuwait	Portugal	Vietnam
France	Republic of Korea	Romania	Venezuela
Germany	Latvia	Russia	Zimbabwe

In addition, Switzerland concluded a double tax treaty with Estonia that entered into force as per July 12, 2004 and is currently negotiating a double tax treaty with Turkey.

Residents of the United States. A non-resident holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty and (ii) holds, directly and indirectly, less than 10% of Syngenta voting stock, (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar in which the dividend became payable.

Income and Profit Tax on Dividends and Similar Distributions

Individuals. An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns. A reduction of the shares’ nominal value by means of a capital reduction does not represent a taxable distribution received on the Syngenta shares to be reported in his relevant tax return.

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. Payments received under a share capital reduction of Syngenta are also qualified as taxable distributions received on the Syngenta shares, as far as the capital reduction is not considered as a (partial) disinvestment (reduction of the book value) in the statutory annual accounts of the legal entity holding Syngenta shares. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax reduction with respect to dividends and income on capital repayments (dividends received deduction / Beteiligungsabzug).

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

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss corporate income tax. Under certain circumstances including a minimum holding of 20% and a holding period of at least 1 year of the Syngenta shares, they benefit from relief from taxation with respect to gains realized upon the disposal of shares (qualified participation) (Beteiligungsabzug).

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

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by a United States holder of Syngenta shares or Syngenta ADRs. For purposes of this discussion, United States holders are beneficial owners of Syngenta shares or ADRs that, for United States federal income tax purposes are (i) United States citizens or resident alien individuals, (ii) corporations, or other entities taxable as corporations, organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. In general, if you are the beneficial owner of Syngenta ADRs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADRs. Accordingly, no gain or loss will be recognized if you exchange ADRs for the underlying shares represented by those ADRs. The United States Treasury has expressed concerns that parties to whom depositary shares such as the Syngenta ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Accordingly, the analysis of the creditability of Swiss withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADRs are released. This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States holder of Syngenta shares or Syngenta ADRs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States holders that will hold Syngenta shares or Syngenta ADRs as capital assets (generally, property held for investment), and it does not apply to United States holders that may be subject to special tax rules, such as banks or other financial institutions, insurance companies, securities dealers, traders in securities that elect to use a mark-to-market method of accounting for security holdings, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADRs as part of an integrated investment (including a straddle), persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the United States dollar. This summary is based on provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADRs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including the eligibility for treaty benefits.

Distributions

A distribution received by a United States holder in respect of Syngenta shares or Syngenta ADRs, other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

The holder must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income. Subject to certain limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by a non-corporate shareholder are subject to tax at the reduced rate of 15 percent in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. The holders should consult their own tax adviser regarding the implications of the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 on their particular situation, including related restrictions and special rules with respect to foreign tax credits. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes. Taxable dividends paid in Swiss or other foreign currency will be included in a United States holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADRs. United States holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into U.S. dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a United States holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Swiss income tax treaty with the United States on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADRs. Swiss taxes withheld in excess of the rate provided in the Swiss income tax treaty with the United States will not be eligible for credit against a United States holder’s federal income tax liability. Alternatively, a United States holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year). The United States federal income tax rules relating to foreign tax credits are extremely complex. United States holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations.

Dispositions

Unless a non-recognition provision applies, upon a sale or other taxable disposition of Syngenta shares or Syngenta ADRs, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the Syngenta shares or Syngenta ADRs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADRs were held for more than one year at the time of disposition. A long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15 percent. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a United States holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADRs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

As a result of its global operating and financial activities, Syngenta is exposed to market risk from changes in foreign currency exchange rates, interest rates, and, to a lesser extent, commodity prices. Syngenta Group Treasury actively manages Syngenta’s exposures to foreign currency, interest rates and counterparty credit risk with the intention of optimizing cash flows and minimizing earnings volatility. In accordance with Syngenta’s written treasury policy, approved by the Board of Directors, Syngenta manages its market risk exposures with a risk-averse approach through risk pooling, insurance schemes and, when deemed appropriate, through the use of derivative financial instruments. It is the policy of the Group not to enter into derivative transactions for speculative purposes or purposes unrelated to the operating business.

Syngenta manages all its financial risks and monitors risk exposures and open derivative transactions in accordance with Syngenta’s treasury policy. Details of the Group’s derivative positions as at December 31, 2004 are set out in Note 31 of the consolidated financial statements.

The fair values of open derivative instruments at December 31, 2004 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions

Interest rate instruments	1,491	46	(24)
Cross currency swaps	677	428	–
Foreign currency forward contracts	6,480	111	(57)
Currency option contracts	1,020	46	(3)
Commodity forward contracts	90	5	–

Value at Risk Calculations

Syngenta discloses value-at-risk calculations for all material risk classes in order to give a consistent measure of risk. Syngenta applies value-at-risk calculations to its currency and interest rate exposures and related hedges to measure the maximum expected loss in value of its anticipated transactional currency flows, committed transactional currency flows and interest charge under normal market conditions.

Market Risk Due to Fluctuating Foreign Currency Exchange Rates

Since its formation on November 13, 2000, Syngenta has adopted the US dollar as its reporting currency. The US dollar value of foreign currency sales and purchases is sensitive to market fluctuations in foreign currency exchange rates. Syngenta’s primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound sterling and the euro.

The split of sales and operating costs by currency for the years 2004 and 2003 was as follows:

	Sales in %		Operating costs in %
Currency	2004	2003	2004	2003

US dollar	35	39	34	31
Euro	25	26	21	21
Swiss franc	1	2	17	19
British pound sterling	2	3	11	12
Other	37	30	17	17

Total	100	100	100	100

“Other” includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs. The Seeds acquisitions in 2004 are expected to increase the proportion of US dollar sales and costs in 2005.

Syngenta categorizes the management of currencies into anticipated transactions and committed exposures.

(i) Anticipated cash flows

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

The value-at-risk calculation is performed for anticipated net transactional currency flows for 2005 taking into account related currency hedges. As of December 31, 2004, the total potential adverse movement for 2005 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$56 million. The movement on transaction flows due to currency movements in 2004 was well within the level of US$41 million stated in the 2003 report due to the offsetting of risks and hedging benefits.

(ii) Committed foreign currency exposures

Committed foreign currency exposures generally are fully covered and are managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

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

The value-at-risk calculation was performed for net committed transactional currency flows existing at December 31, 2004 taking into account related currency hedges. As of December 31, 2004 the total 1-month value-at-risk, after hedges, at the 95% confidence level, was US$5 million. Maximum and minimum levels of risk through the year were US$8 million and US$2 million: at no point in the year did losses exceed the maximum level. The comparative figure for December 31, 2003 was US$8 million.

Market Risk Due to Fluctuating Interest Rates

Syngenta is exposed to fluctuations in interest rates on its borrowings. The effective currency of the majority of Syngenta’s borrowings is US dollars after the impact of derivatives. The majority of Syngenta’s net borrowings are subject to short-term interest rates, though some longer-term swaps have been entered into to reduce interest rate volatility. Syngenta analyzes risk to interest rate movements by forecasting future debt levels and taking into account hedges in place.

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

The value-at-risk calculation is performed for the expected interest charge in 2005 taking into account related interest rate swaps. As of December 31, 2004, the total 12-month interest charge at risk after hedges, at the 95% confidence level, was US$6 million. The movement on interest expense due to interest rate movements in 2004 was well within the level of US$9 million, which existed at December 31, 2003.

Value-at-risk Calculation Summary Table

(US$ million)	Time Horizon (Months)	VaR as at 31 December 2004	VaR as at 31 December 2003

Anticipated Foreign Exchange Transactions	12	56	41
Committed Foreign Exchange Transactions	1	5	8
Interest Rates	12	6	9

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

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2004, have concluded that as of such date the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.

Changes in internal controls: There have been no changes in our internal controls over financial reporting or other factors that have materially affected, or are reasonably likely to materially affect, these controls during 2004.

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of four directors: Peggy Bruzelius, Pierre Landolt, Peter Thompson and Rolf Watter. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfy certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the US SEC. During 2004, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2003 and 2004. The following table presents information concerning fees paid to EY in each of those years.

	2003 (in million US$)	2004 (in million US$)

Audit services (1)	4	5
Audit-related fees (2)	1	1
Tax fees (3)	1	1
All other fees (4)	0	0

(1)	Audit services are defined as the audit work required to allow the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category also includes services that normally are provided by the Group auditor, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

(2)	Audit related services include assurance and related services provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	Tax services include all services performed by the Group auditor’s tax division except those services related to the audit. It includes tax compliance, tax planning, and tax advice.

(4)	Other services includes all services received from the Group auditor except those separately defined above.

Pre-Approval of Services Provided by Ernst & Young

The Audit Committee has adopted policies and procedures for pre-approving all non-audit work performed by EY after January 1, 2004. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2004 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Puchased (1)	Average Price Paid per Share (US$) (2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs

January-04	0	–		0	0
February-04	0	–		0	0
March-04	0	–		0	0
April-04	0	–		0	11,256,458
May-04 (4 May – 24 May)	500,111	81.24		500,111	10,756,347
June-04 (4 Jun – 30 Jun)	366,215	80.71		366,215	10,390,132
July-04 (29-Jul)	20,011	81.91		20,011	10,370,121
August-04 (4 Aug – 20 Aug)	145,000	84.12		145,000	10,225,121
September-04 (10 Sep – 29 Sep)	315,000	90.09		315,000	9,910,121
October-04 (4 Oct – 28 Oct)	315,000	96.84		315,000	9,595,121
November-04 (8 Nov – 9 Nov)	35,000	99.29		35,000	9,560,121
December-04	0	–		0	9,560,121

Total	1,696,337	86.29	(4)	1,696,337	9,560,121

(1)	All shares were purchased pursuant to publicly announced plans or programs.

(2)	Amounts shown reflect the conversion of the applicable CHF amount into US$ based on month-end CHF/US$ exchange rates.

(3)	On February 11, 2004 Syngenta announced a program to return over US$800 million to shareholders over the three year period expiring December 31, 2006, through a combination of a share repurchase program and a progressive dividend policy. In April 2004, at the Annual General Meeting (AGM) of shareholders, the shareholders authorized the purchase of up to 10 per cent of Syngenta’s total share capital, allowing for the commencement of the share repurchase program announced in February 2004. On February 10, 2005, Syngenta announced that the size of the program had been increased to over US$1 billion over that same three year period. Dividend payments are subject to shareholder approval at the Annual General Meeting (AGM) of shareholders and no announcement has been made as to the exact number of shares to be repurchased or the exact amount of the return to shareholders that will take the form of share repurchases.

In addition to shares purchased pursuant to the above-described program, on February 10, 2004, Syngenta sold 4.5 million treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument was generally equivalent to a low exercise price call option over the same number of Syngenta shares and enabled Syngenta to substantially reduce share price risk prior to repurchasing the same number of shares in 2005. On February 11, 2005 Syngenta sold this equity instrument and purchased 4.5 million shares on the second trading line which enables them to be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders in a tax-efficient manner. Due to the fact that these shares were purchased in 2005, they are not reflected in this table.

(4)	Reflects the weighted-average price paid per share (US$) during 2004.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Report of Independent Registered Public Accounting Firm thereon of February 9, 2005, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document

1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG

2.1	Deposit Agreement between The Bank of New York and Syngenta AG**

2.2	Deed of Trust among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trustee Depositary Company Limited, as Trustee‡‡

4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

4.3	Public Documentation and Securities Offering Contribution Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*

4.5	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*

4.6	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*

4.7	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*

4.8	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*

4.9	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

4.10	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.11	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.13	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.14	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.15	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.16	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*

4.17	Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*

4.18	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

4.19	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

4.20	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.21	Revolving Credit Agreement dated August 4, 2004 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Citigroup Global Markets Limited, HSBC Bank plc, Bank of America, N.A., BBVA Ireland P.L.C., BNP Paribas (Suisse) SA, Credit Suisse First Boston, Lloyds TSB Bank PLC., Mizuho Corporate Bank, Ltd. and the Royal Bank of Scotland PLC as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., Morgan Stanley Bank International Limited, Standard Chartered Bank, UBS Limited and Westpac Banking Corporation as Co-Arrangers, and the financial institutions set forth in Schedule 1 thereto

_________________________________

*	Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222)
**	Exhibits incorporated by reference to the Annual Report on Form 20-F filed June 8, 2001 (File No. 333-12640)
‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed April 14, 2003 (File No. 1-15152)

Exhibit Number	Description of Document

4.22	Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***

4.23	Syngenta Executive Stock Option Plan****

4.24	Syngenta Deferred Share Plan****

8.1	Subsidiaries of Syngenta AG‡

11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡

12.1	Certification by CEO pursuant to Section 302

12.2	Certification by CFO pursuant to Section 302

13.1	Certification by CEO and CFO pursuant to Section 906

14.1	Consent of Ernst & Young AG

_________________________________

***	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)

****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)

‡	The subsidiaries of Syngenta are set forth in Note 32 to the Consolidated Financial Statements in this Annual Report

‡‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 333-15152)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Pragnell	By:	/s/ Domenico Scala

	Name: Michael Pragnell		Name: Domenico Scala
	Title: Chief Executive Officer		Title: Chief Financial Officer

Dated: March 15, 2005

SYNGENTA AG

Ernst & Young

Report of Independent Registered Public Accounting Firm

The General Meeting and Shareholders of Syngenta AG, Basel

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2004, 2003 and 2002, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, and consolidated cash flows statements for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG as of December 31, 2004, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. generally accepted accounting principles (see note 33 to the consolidated financial statements).

February 9, 2005

Ernst & Young AG

Basel, Switzerland

/s/ Eric Ohlund	/s/ Juerg Zuercher
Eric Ohlund	Juerg Zuercher

Consolidated Income Statement
(for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

			2003	2002
(US$ million, except per share amounts)	Notes	2004	(adjusted)	(adjusted)

Continuing operations
Sales	4/5/6	7,269	6,525	6,163
Cost of goods sold		(3,532)	(3,248)	(3,088)

Gross profit		3,737	3,277	3,075
Marketing and distribution		(1,382)	(1,193)	(1,135)
Research and development		(809)	(726)	(696)
General and administrative		(651)	(674)	(638)
Restructuring and impairment	7	(354)	(163)	(396)

Operating income		541	521	210
Income/(loss) from associates and joint ventures	15	(2)	(1)	(7)

Interest income		76	71	75
Interest expense		(118)	(124)	(188)
Other financial expense		(21)	(28)	(19)
Currency gains/(losses), net		(10)	(57)	(86)

Financial expense, net		(73)	(138)	(218)

Income/(loss) before taxes		466	382	(15)
Income tax credit / (expense)	8	70	(134)	(53)

Income/(loss) from continuing operations	9	536	248	(68)
Discontinued operations
Income/(loss) from discontinued operations	3,9	(108)	6	9

Net income/(loss)		428	254	(59)

Attributable to:
Syngenta AG shareholders	9	460	250	(65)
Minority interests		(32)	4	6

Net income/(loss)		428	254	(59)

Basic earnings/(loss) per share
From continuing operations	9	5.16	2.41	(0.71)
From discontinued operations	9	(0.79)	0.05	0.07

Total	9	4.37	2.46	(0.64)

Diluted earnings/(loss) per share
From continuing operations	9	5.12	2.40	(0.71)
From discontinued operations	9	(0.78)	0.05	0.07

Total	9	4.34	2.45	(0.64)

Weighted average number of shares
Basic		105,208,929	101,682,672	101,541,119
Diluted		106,015,369	101,799,899	101,586,435

The accompanying notes form an integral part of the consolidated financial statements.

2002 and 2003 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

Consolidated Balance Sheet
(at December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

			2003	2002
(US$ million)	Notes	2004	(adjusted)	(adjusted)

Assets
Current assets
Cash and cash equivalents		227	206	232
Trade receivables, net	10	1,887	1,707	1,602
Other accounts receivable	10	337	308	243
Other current assets	11	766	696	516
Inventories	12	2,192	1,811	1,704

Total current assets		5,409	4,728	4,297

Non-current assets
Property, plant and equipment	13	2,188	2,374	2,310
Intangible assets	14	2,951	2,658	2,813
Investments in associates and joint ventures	15	114	107	95
Deferred tax assets	16	946	671	666
Other financial assets	17	378	430	345

Total non-current assets		6,577	6,240	6,229

Assets held for sale	24	22	–	–

Total Assets		12,008	10,968	10,526

Liabilities and Equity
Current liabilities
Trade accounts payable		(1,466)	(862)	(725)
Current financial debts	18	(423)	(749)	(1,207)
Income taxes payable		(312)	(289)	(210)
Other current liabilities	19	(765)	(747)	(794)
Provisions	21	(258)	(265)	(222)

Total current liabilities		(3,224)	(2,912)	(3,158)

Non-current liabilities
Non-current financial debts	20	(1,117)	(1,017)	(925)
Deferred tax liabilities	16	(1,119)	(1,071)	(1,098)
Provisions	21	(870)	(845)	(915)

Total non-current liabilities		(3,106)	(2,933)	(2,938)

Commitments and contingencies	29	–	–	–
Liabilities associated with assets held for sale		–	–	–

Total liabilities		(6,330)	(5,845)	(6,096)

Shareholders’ equity
Issued share capital: 112,564,584 ordinary shares		(525)	(667)	(667)
Retained earnings		(655)	(405)	(194)
Reserves		(4,807)	(4,488)	(4,001)
Treasury shares: 7,481,421 ordinary shares
(2003: 10,881,912; 2002: 11,023,465;)		329	504	512

Total shareholders’ equity		(5,658)	(5,056)	(4,350)
Minority interests		(20)	(67)	(80)

Total equity		(5,678)	(5,123)	(4,430)

Total Liabilities and Equity		(12,008)	(10,968)	(10,526)

The accompanying notes form an integral part of the consolidated financial statements.

2003 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below. Deferred tax assets for 2003 have been increased by US$3 million in respect of share based compensation.

Consolidated Cash Flow Statement
(for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

			2003	2002
(US$ million)	Notes	2004	(adjusted)	(adjusted)

Operating income		541	521	210
Reversal of non-cash items:
Share based compensation expense	27	33	18	12
Depreciation, amortization and impairment on
Property, plant and equipment	13	385	298	360
Intangible assets	14	250	243	282
Loss/(gain) on disposal of non-current assets		–	(62)	(26)
Charges in respect of provisions	21	420	386	376
Cash (paid)/received in respect of:
Interest and other financial receipts		221	71	180
Interest and other financial payments		(235)	(185)	(398)
Taxation		(128)	(116)	(185)
Restructuring provisions	21,22	(185)	(179)	(190)
Contributions to pension schemes	21	(144)	(110)	(209)
Other provisions	21	(104)	(157)	(49)

Cash flow before working capital changes		1,054	728	363
Change in net current assets	25	255	63	406

Cash flow from operating activities		1,309	791	769

Additions to property, plant and equipment	13	(166)	(211)	(157)
Proceeds from business divestments		1	14	11
Proceeds from disposals of property, plant
and equipment		49	31	51
Purchase of intangibles, investments in associates
and other financial assets		(104)	(58)	(165)
Proceeds from disposal of intangible and
financial assets		19	21	6
Business acquisitions (net of cash acquired)	3	(479)	–	–
Acquisition of minorities	3	(6)	(29)	–

Cash flow from/(used for) investing activities		(686)	(232)	(254)

Increases in other third party interest-bearing debt		202	369	511
Repayment of third party interest-bearing debt		(640)	(938)	(1,067)
Sale/(purchase) of treasury shares		(98)	4	3
Dividends paid to group shareholders		(142)	(65)	(48)
Dividends paid to minorities		(1)	–	(1)

Cash flow from/(used for) financing activities		(679)	(630)	(602)

Net cash flow from discontinued operations	3	41	(1)	22
Net effect of currency translation on cash and cash
equivalents		36	46	9

Net change in cash and cash equivalents		21	(26)	(56)

Cash and cash equivalents at the beginning of the year		206	232	288

Cash and cash equivalents at the end of the year		227	206	232

The accompanying notes form an integral part of the consolidated financial statements.

Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

F-5

Consolidated Statement of Changes in Shareholders’ Equity
 (for the years ended December 31, 2004, 2003 (adjusted) and 2002 (adjusted))

(US$ million)	Par value of ordinary shares (Note 23)	Retained earnings (adjusted)	Additional paid-in capital	Fair value reserves	Cumulative translation adjustment (adjusted)	Treasury shares, at cost	Total Shareholders’ Equity (adjusted)

January 1, 2002	667	279	4,119	(28)	(433)	(518)	4,086

Net loss attributable to Syngenta AG shareholders		(65)					(65)
Issue of shares under employee share purchase plan		(3)				6	3
Share based compensation		12					12
Dividends paid to group shareholders		(48)					(48)
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				(40)			(40)
Unrealized gains/(losses) on derivatives designated as cash flow hedges				30			30
Income taxes		19		11			30
Translation effects					342		342

December 31, 2002 (adjusted)	667	194	4,119	(27)	(91)	(512)	4,350

Net income attributable to
Syngenta AG shareholders		250					250
Issue of shares under employee share purchase plan		(4)				8	4
Share based compensation		18					18
Dividends paid to group shareholders		(65)					(65)
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for- sale financial assets				17			17
Unrealized gains/(losses) on derivatives designated as cash flow hedges				44			44
Change in consolidation scope		(5)					(5)
Income taxes		17		(10)			7
Translation effects					436		436

December 31, 2003 (adjusted)	667	405	4,119	24	345	(504)	5,056

Net Income attributable to Syngenta AG shareholders		460					460
Sale of treasury shares in exchange for own equity instruments		(276)				280	4
Issue of shares under employee share purchase plan		(6)				38	32
Share based compensation		33					33
Dividends paid to group shareholders as par value reduction	(142)						(142)
Share repurchase scheme						(143)	(143)
Cash impact of options under share repurchase scheme		9					9
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				9			9
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(9)			(9)
Income taxes		30		(4)			26
Translation effects					323		323

December 31, 2004	525	655	4,119	20	668	(329)	5,658

The accompanying notes form an integral part of the consolidated financial statements.

Comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2 below.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders’ equity, for the years ended December 31, 2004, 2003 and 2002, were US$809 million, US$749 million and US$297 million, respectively. Gains or losses recognized directly in equity attributable to minority interests are disclosed below.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$105 million of the additional paid in capital is not available for distribution.

On July 16, 2004, a dividend of Swiss francs (“CHF”) 1.70 per share was paid as a par value reduction of share capital in respect of 2003 (2002: dividend of CHF 0.85 per share paid in April 2003; 2001: CHF 0.80 per share paid in May 2002).

The Board of Directors proposes a dividend in respect of 2004 of CHF 2.70 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2004	2003	2002

January 1	48	12	(17)
Gains/(losses) recognized in equity during the period	39	86	69
(Gains)/losses removed from equity and reported in net income during the period	(48)	(42)	(43)
(Gains)/losses removed from equity and adjusted against carrying amount of related asset
or liability	–	–	4
Deferred tax	–	(8)	(1)

December 31	39	48	12

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2004	2003	2002

January 1	(24)	(39)	(11)
Gains/(losses) recognized in equity during the period	9	17	(40)
Gains/(losses) removed from equity and reported in net income during the period	–	–	–
Deferred tax	(4)	(2)	12

December 31	(19)	(24)	(39)

The following summarizes the movements in minority interest:

(US$ million)	2004	2003	2002

January 1	67	80	73
Share of result for the year	(32)	4	6
Business combinations	(13)	(19)	(2)
Dividends paid to minorities	(1)	(4)	(6)
Currency movements	(1)	6	9

December 31	20	67	80

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from US generally accepted accounting principles (“US GAAP”). Application of US GAAP would have affected shareholders’ equity and net income for the years ended December 31, 2004, 2003 and 2002 as detailed in Note 33 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

The consolidated financial statements are presented in United States dollars (“US$” or “US dollars”) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Accounting policies

Adoption of new Accounting Standards

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

—	IAS 1, “Presentation of Financial Statements” (revised December 2003). Minority interests have been shown in the consolidated income statement for each period, as an attribution of net profit or loss, and in the consolidated balance sheet as part of total equity.

—	IAS 21, “The Effects of Changes in Foreign Exchange Rates” (revised December 2003). Adoption had the following effects:

	—	Goodwill and fair value adjustments arising on acquisitions will now be treated as denominated in the functional currency of the acquired entity(ies). Previously, Syngenta treated them as denominated in its group presentation currency, US dollars. As permitted by the Standard’s transitional provisions, Syngenta has applied the new policy prospectively to acquisitions completed after January 1, 2004. The effect of the new policy on the 2004 consolidated financial statements was not material. Its effect on future periods will depend on whether and what future acquisitions occur.

	—	Unrealized exchange differences on certain intercompany loans which form part of Syngenta’s net investment in the borrowing subsidiary have been recognized in the income statement, as they are no longer permitted to be recognized directly in shareholders’ equity. The effect on 2004 net income and shareholders’ equity was not material. This change has been implemented retrospectively. The consolidated cash flow statements are not affected by this change. There is no effect on the consolidated balance sheet, except for reclassification of certain exchange losses from other reserves to retained earnings.

—	IFRS 2, “Share Based Payment”. Syngenta has recognized the fair value of share and share option grants to employees as compensation expense in the consolidated income statement, as required by IFRS 2. Syngenta has implemented the new policy retrospectively to all previous grants. US$33 million of compensation expense was charged in 2004, mainly within General and administrative in the income statement. Under Syngenta’s previous policy, the corresponding 2004 movement in shareholders’ equity would have been US$33 million lower than reported in these financial statements. This charge did not have a net effect on the consolidated cash flow statement or balance sheet, because Syngenta’s share based payment schemes are equity settled, and the expense is matched by an entry directly increasing retained earnings. However, IFRS 2 also requires a deferred tax asset to be recognized if a tax deduction will be claimed for the expense. 2004 deferred income tax expense has therefore been reduced by US$8 million, shareholders’ equity increased by US$13 million, and deferred tax assets increased by US$21 million as a result.

—	IFRS 3, “Business Combinations”. This new standard must be applied to all combinations with an agreement date after March 31, 2004. Syngenta has applied IFRS 3, together with IAS 36, “Impairment of Assets” (revised March 2004) and IAS 38, “Intangible Assets” (revised March 2004), to the Advanta and Golden Harvest ® acquisitions (see also Note 3), which were agreed on May 12, 2004 and June 25, 2004 respectively. Goodwill arising on these acquisitions has not been amortized, but has been tested for impairment as required by IAS 36 (revised). As permitted by the transitional provisions of IFRS 3, Syngenta will apply the new accounting policy for goodwill to acquisitions agreed before March

31, 2004, as from January 1, 2005. Goodwill amortization expense on these acquisitions in 2004 was US$56 million. From January 1, 2005 this goodwill will no longer be amortized, but will be tested for impairment annually. Also, costs of restructuring the acquired businesses have been charged to the consolidated income statement. Previously, in accordance with IAS 22, restructuring costs were debited to goodwill if Syngenta announced the restructuring on or before acquisition and developed a detailed formal restructuring plan within three months of acquisition.

—	IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. This new standard requires assets and related liabilities which meet the IFRS 5 definition of “held for sale” to be measured at the lower of fair value less selling costs, and their carrying amount at the date they first meet the held for sale criteria. These assets and liabilities must be presented separately in balance sheets prepared at dates after they are considered held for sale. Balance sheets for earlier periods are not restated. In addition, where the assets and liabilities being divested represent a major product line or geographical area, all results of the business being divested are shown as a single post-tax amount in the income statement, described as “Discontinued operations”. Income statements for previous periods are adjusted so that presentation is consistent.

—	Syngenta has applied IFRS 5 to the 2004 divestments described in Note 3 below. SF-Chem AG and the Advanta businesses and subsidiaries which were sold to Fox Paine & Co. have been shown as discontinued operations in the 2004 consolidated income statement. The 2002 and 2003 consolidated income statements and cash flow statements have been represented to show SF-Chem AG as a discontinued operation. Certain other proposed asset divestments have been shown as held for sale in the 2004 consolidated balance sheet, but do not meet the definition of discontinued operations. No divestment transaction which occurred before 2004 has been affected by adoption of IFRS 5. Therefore, the 2002 and 2003 consolidated balance sheets are unaffected.

—	In addition, Syngenta adopted the following standards, certain of which required increased disclosures, but which did not affect the consolidated income statement, balance sheet or cash flow statement:

IAS 2, “Inventories”, (revised December 2003)
IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” (revised December 2003)
IAS 10, “Events after the Balance Sheet Date” (revised December 2003)
IAS 17, “Leases” (revised December 2003)
IAS 24, “Related Party Disclosures” (revised December 2003)
IAS 27, “Consolidated and Separate Financial Statements” (revised December 2003)
IAS 28, “Investments in Associates” (revised December 2003)
IAS 31, “Interests in Joint Ventures” (revised December 2003)
IAS 33, “Earnings per share” (revised December 2003)
IAS 40, “Investment Property” (revised December 2003)
IFRS 4, “Insurance Contracts”

Other change in Accounting policy – Royalty income

Syngenta receives royalty income from licensing third parties to use its intellectual property. Syngenta has presented royalty income as Sales, and related royalty expense as Cost of goods sold, in these consolidated financial statements. Previously, royalty income and expense were shown within General and administrative. Royalty income was not material to Sales for previous periods and was considered incidental. However, Syngenta expects that the amount of royalty income will increase in future, and will increasingly arise in the course of Syngenta’s ordinary activities. For this reason, Syngenta considers that the revised income statement presentation will provide more reliable and relevant information than the presentation adopted previously. The 2002 and 2003 consolidated income statements have been adjusted to reflect the new presentation. Note 6 below discloses the amount of royalty income recognized in each period. Syngenta’s policy for recognizing and measuring royalty income and expense, and the amount of net income or loss in each period, have not been altered; only the presentation of royalties has changed. The consolidated balance sheet and cash flow statement are not affected.

Adjustments to 2003 consolidated income statement and statement of movements in shareholders’ equity.

The adjustments made to each line item, and their effect on earnings per share, is given in the following tables:

	Previously published figures	Reclassification of unrealized exchange losses on inter- company loans per revised IAS 21, “Foreign Exchange Rates”	Representation of SF-Chem as Discontinued operation per IFRS 5	Adoption of IFRS 2, “Share Based Payment”	Re- classification of royalty income and related expenses	As adjusted
(US$ million, except per share amounts)	2003	2003	2003	2003	2003	2003

Continuing operations
Sales	6,578	–	(88)	–	35	6,525
Cost of goods sold	(3,293)	–	71	–	(26)	(3,248)

Gross profit	3,285	–	(17)	–	9	3,277
Marketing and distribution	(1,204)	–	11	–	–	(1,193)
Research and development	(727)	–	1	–	–	(726)
General and administrative	(645)	–	(2)	(18)	(9)	(674)
Restructuring and impairment	(163)	–	–	–	–	(163)

Operating income	546	–	(7)	(18)	–	521
Income/(loss) from associates and joint
ventures	(1)	–	–	–	–	(1)

Interest income	71	–	–	–	–	71
Interest expense	(124)	–	–	–	–	(124)
Other financial expense	(28)	–	–	–	–	(28)
Currency gains/(losses), net	(53)	(4)	–	–	–	(57)

Financial expense, net	(134)	(4)	–	–	–	(138)

Income before taxes	411	(4)	(7)	(18)	–	382
Income tax credit/(expense)	(139)	1	1	3	–	(134)

Income/(loss) from continuing
operations	272	(3)	(6)	(15)	–	248

Discontinued operations
Income/(loss) from discontinued
operations	–	–	6	–	–	6

Net income/(loss)	272	(3)	–	(15)	–	254

Attributable to:
Syngenta AG shareholders	268	(3)	–	(15)	–	250
Minority interests	4	–	–	–	–	4

Net income/(loss)	272	(3)	–	(15)	–	254

Basic earnings/(loss) per share	2.64	(0.03)	–	(0.15)	–	2.46
Diluted earnings/(loss) per share	2.63	(0.03)	–	(0.15)	–	2.45

(Millions of shares)
Basic shares in issue	101.683	–	–	–	–	101.683
Diluted shares in issue*	101.952	–	–	(0.152)*	–	101.800

Movements in shareholders’ equity:
Share based compensation	–	–	–	18	–	18
Translation effects	432	4	–	–	–	436
Income taxes	8	(1)	–	–	–	7

* Notional proceeds of option exercise adjusted to include compensation expense which will be recognized in future periods.

F-10

Adjustments to 2002 consolidated income statement and statement of movements in shareholders’ equity.

The adjustments made to each line item, and their effect on earnings per share, is given in the following tables:

	Previously published figures	Reclassification of unrealized exchange losses on inter- company loans per revised IAS 21, “Foreign Exchange Rates”	Representation of SF-Chem as Discontinued operation per IFRS 5	Adoption of IFRS 2, “Share Based Payment”	Re- classification of royalty income and related expenses	As adjusted
(US$ million, except per share amounts)	2002	2002	2002	2002	2002	2002

Continuing operations
Sales	6,197	–	(92)	–	58	6,163
Cost of goods sold	(3,132)	–	64	–	(20)	(3,088)

Gross profit	3,065	–	(28)	–	38	3,075
Marketing and distribution	(1,146)	–	11	–	–	(1,135)
Research and development	(697)	–	1	–	–	(696)
General and administrative	(582)	–	(6)	(12)	(38)	(638)
Restructuring and impairment	(396)	–	–	–	–	(396)

Operating income	244	–	(22)	(12)	–	210
Income/(loss) from associates and joint
ventures	(7)					(7)

Interest income	75	–	–	–	–	75
Interest expense	(188)	–	–	–	–	(188)
Other financial expense	(19)	–	–	–	–	(19)
Currency gains/(losses), net	(56)	(30)	–	–	–	(86)

Financial expenses, net	(188)	(30)	–	–	–	(218)

Income/(loss) before taxes	49	(30)	(22)	(12)	–	(15)
Income tax credit/(expense)	(70)	3	13	1	–	(53)

Income/(loss) from continuing
operations	(21)	(27)	(9)	(11)	–	(68)

Discontinued operations
Income/(loss) from discontinued
operations	–	–	9	–	–	9

Net Income/(loss)	(21)	(27)	–	(11)	–	(59)

Attributable to:
Syngenta AG shareholders	(27)	(27)	–	(11)	–	(65)
Minority interests	6	–	–	–	–	6

Net income/(loss)	(21)	(27)	–	(11)	–	(59)

Basic earnings/(loss) per share	(0.26)	(0.27)	–	(0.11)	–	(0.64)
Diluted earnings/(loss) per share	(0.26)	(0.27)	–	(0.11)	–	(0.64)

(Millions of shares)
Basic shares in issue	101.541	–	–	–	–	101.541
Diluted shares in issue*	101.635	–	–	(0.049)*	–	101.586

Movements in shareholders’ equity:
Share based compensation	–	–	–	12	–	12
Translation effects	312	30	–	–	–	342
Income taxes	34	(3)	–	(1)	–	30

* Notional proceeds of option exercise adjusted to include compensation expense which will be recognized in future periods.

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

Other investments

Other investments held by Syngenta are classified as being available-for-sale and are stated at fair value, with any resultant unrealized gain or loss resulting from revaluing the investment to fair value being recognized in shareholders’ equity. In the event of a disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized in profit or loss, and any additional impairment losses are also recognized in profit or loss, in the period in which the impairment is identified.

Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation.

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

Where third parties hold Syngenta inventories on a consignment basis, revenue is recognized in the period that inventories are withdrawn from consignment and delivered to customers.

Royalty income is recognized in the consolidated income statement when earned. If the licence agreement contains performance obligations for Syngenta, the income is considered earned when Syngenta has performed the obligations. Amounts received in advance of performance are deferred in the consolidated balance sheet. If the licence agreement provides for royalties based on sales made by the licensee, income is considered earned in the period that the related sales occur.

Revenue in multiple-deliverable arrangements is allocated to each deliverable which has stand-alone value to the customer, based on the relative fair values of each deliverable.

Foreign currencies

The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements. Equity loans are intercompany monetary items which form part of Syngenta’s net investment in the borrowing subsidiary, and which are denominated in the functional currency of either the lending or the borrowing subsidiary.

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose measurement currency is that of a hyperinflationary economy have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

At December 31, 2001, Syngenta followed the guidelines issued by the IASB in respect of the devaluation of the Argentinian peso. In the local financial statements, US dollar denominated assets and liabilities were translated at open market rates prevailing when currency markets were reopened in early January 2002, or at exchange rates prescribed by the Argentinian Government where these were different. The impact of revaluation was recognized in the income statement.

Syngenta denominates goodwill and fair value adjustments arising on acquisitions in the functional currency(ies) of the acquired entity(ies).

Research and development

Research and development expenses are charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

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

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off. Inventories of biological assets, principally young plants and cuttings in the Seeds flowers business, are valued at fair value less estimated point of sale costs.

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

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta’s buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized and depreciated over the revised remaining useful life of the asset. When components of an asset are replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the asset of which it is part. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life.

Intangible assets

Intangible assets, all of which (except for goodwill) have a finite life, are valued at cost less accumulated amortization and any impairment losses. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded in the balance sheet as goodwill. Goodwill on acquisitions agreed before March 31, 2004 has been amortized to income on a straight-line basis over its useful life. Amortization is included principally within general and administrative expenses in the income statement. The amortization period is determined at the time of the acquisition, based upon the particular circumstances and reviewed annually. Currently, amortization periods range from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against shareholders’ equity.

Goodwill arising on acquisitions agreed after March 31, 2004 has not been amortized, but has been tested for impairment using a discount rate of 10%.

Management has determined the estimated useful life of goodwill for acquisitions agreed before March 31, 2004 based on its evaluation of the respective operations at the time of their acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

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

Non-current assets held for sale

Non-current assets, and groups of assets, are reclassified as held for sale when a sale within one year is highly probable and the assets are available for immediate sale in their present condition. Property, plant and equipment and Intangible assets held for sale are remeasured at the lower of fair value less costs to sell or the carrying amounts at the date they meet the held for sale criteria. Any resulting impairment loss is recognized in the income statement.

Impairment

Non-current assets which are not classified as held for sale, including recognized intangibles and goodwill, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of net selling price or value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset’s carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. In 2004, the discount rate used was 10%. Future cash flows are based on forecasts approved by management. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates.

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

Dividends and capital distributions

Dividends and capital distributions payable to shareholders of Syngenta AG are recorded in the consolidated financial statements, as liabilities and as a reduction in shareholders’ equity in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the Swiss Stock Exchange and the New York Stock Exchange, and will be paid in Swiss francs and US dollars, respectively. On December 30, 2003, Syngenta de-listed from the OM Stockholm Stock Exchange and the London Stock Exchange.

Treasury shares

Share capital includes the par value of treasury shares held by the Syngenta Group which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Derivative instruments over Syngenta AG Shares

Purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation schemes, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders’ equity at fair value at the date the instrument is issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in equity. Options which do not meet the above criteria are accounted for as derivative financial assets or liabilities, and revalued to fair value, with gains and losses recognized in net income.

Borrowings

Borrowings are recognized initially at cost, which is defined as the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method except where subject to a fair value hedge relationship. Borrowing costs attributable to the construction of property, plant and equipment are charged to income as incurred.

Financial instruments

Financial assets and liabilities are recognized when Syngenta becomes a party to the financial instrument. Non-derivative financial liabilities other than borrowings are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business. Foreign exchange forward contracts, which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses thereon are included in “financial expense, net” within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in the fair value of such hedges are recognized in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the foreign currency flows are recognized. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

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

Provision for severance payments and related employment costs is made in full when employees are given details of the termination benefits which will apply to individual employees should their contracts be terminated as a direct result of the restructuring plan. Costs relating to ongoing activities, such as relocation, training and information systems costs, are recognized only when incurred.

Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a)     Defined benefit pension plans

The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method.

The defined benefit obligation is measured as the present value of the estimated future cash flows. The charge for such arrangements, representing the benefit expense less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are recorded at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2002).

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

(d)     Employee share participation plans

The fair value of share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options which actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members’ choice is known. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

Application of critical accounting policies

Impairment

For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. This level is described as a cash generating unit (CGU). Each CGU contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights. The way in which assets are grouped to form CGU’s and are related to cash flows may in certain circumstances affect whether an impairment loss is recorded. Generally, the higher the level at which separate cash flows are identified, the less likely it is that an impairment loss will be recorded, as reductions in one cash inflow are more likely to be offset by increases in other cash inflows within the same CGU.

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a material extent, the active ingredients concerned are grouped together into a single CGU because separate cash flows can be more accurately identified at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta’s corn and soy business in NAFTA(1) is regarded as a separate CGU following the Advanta and Golden Harvest® acquisitions because of its size relative to the Syngenta Seeds business as a whole.

Defined benefit pensions

IAS 19, “Employee Benefits”, allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred and amortized over future employee service to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition in the income statement is also permitted. Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition in income, the unrecognized losses of US$610 million disclosed in Note 26 below would have been recognized in, and would have reduced, previous years’ results of operations.

Segmental reporting

Syngenta’s Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or pharmaceutical properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment. Syngenta will continue to review its reportable segments on an annual basis to determine whether additional segments should be separately identified and reported.

Critical accounting estimates

The cash flow forecasts which support the US$305 million carrying amount of goodwill in the Seeds NAFTA corn and soy business assume that new seed products obtain registration and are successfully introduced to the market. The cash flows included represent Syngenta’s best estimate of the outcome of the product development and introduction. However, as with all investments, there can be no absolute guarantee of success. If there are significant delays in development and launch of new products, that Syngenta was not able to offset by alternative available products, a future impairment test of this goodwill may result in impairment losses being recorded. Because of the number of variables and the potential range of values for those variables, which are inputs for the cash flow forecasts, Syngenta is unable to quantify accurately the amount of any potential future impairment loss which might be recorded.

Since its formation, Syngenta has carried out a reorganization of the legal entity structure of the group. This has increased the likelihood that tax losses in certain group subsidiaries will be utilized against future taxable profits. In 2004, Syngenta reported a tax credit of US$139 million in respect of tax losses which had not met the criteria for recognition as deferred tax assets in prior years. Based on the taxable profit forecasts approved by management, Syngenta considers it is now more likely than not that these tax losses will be recovered. However, if forecast profits are reduced by adverse market conditions in the future, or by future restructuring decisions, it may be necessary to write off deferred tax assets. Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

In February 2004, Syngenta announced a restructuring program known as “operational efficiency”. An element of this program involves the rationalization of production sites, including the relocation of manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Over time, this could bring about a further shift in the geographical distribution of Syngenta’s asset base. In 2004, Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded, in 2005 and future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year.

3.   Changes in the scope of consolidation

The following significant changes were made during 2004, 2003 and 2002:

Acquisitions 2004

On September 1, 2004, after Fox Paine acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.V’s European, Asian and Latin American subsidiaries and other parts of its NAFTA business to Fox Paine & Co. The net cash cost of

_____________________
(1) NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

acquisition, after deducting proceeds of US$195 million from the disposal of assets purchased exclusively for resale, was US$385 million, including direct acquisition costs of US$17 million. After the asset disposals, Syngenta retains a 90% interest in Advanta’s former corn, soybean and wheat seed business in NAFTA, known as Garst.

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as “Golden Harvest®”: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cash purchase price was US$185 million, and direct acquisition costs were US$2 million.

In January 2004, Syngenta acquired additional shares in Dia Engei K.K, increasing its shareholding from 33.5% to 100%. In January 2004, Syngenta formed Dulcinea Farms LLC with a 51% holding. In June 2004, Syngenta purchased additional shares in Syngenta Suzhou Crop Protection Co. Ltd, increasing its holding from 95% to 100%. In May 2004, Syngenta purchased additional shares in Syngenta Nantong Protection Co. Ltd, increasing its holding from 94% to 98%. The aggregate cash cost of these acquisitions was US$6 million.

The assets and liabilities recognized in these business combinations were as follows, in US$ million:

	Advanta Fair value Adjustments			Golden Harvest® Fair value Adjustments			Other acquisitions Fair value			TOTAL Fair value

	Carrying	(Pro-	Fair	Carrying	(Pro-	Fair	Carrying	Adjust-	Fair	Carrying	Adjust-	Fair
	amount	visional)	values	amount	visional)	values	amount	ments	values	amount	ments	values

Cash and cash
equivalents	60	–	60	33	–	33	–	–	–	93	–	93
Trade receivables	73	–	73	49	–	49	1	–	1	123	–	123
Other receivables	15	(4)	11	1	–	1	–	–	–	16	(4)	12
Other current assets	–	–	–	4	–	4	–	–	–	4	–	4
Inventories	44	18	62	48	5	53	1	–	1	93	23	116
Property, plant &
equipment	33	19	52	26	16	42	2	–	2	61	35	96
Intangible assets	–	42	42	–	23	23	–	–	–	–	65	65
Associates	–	–	–	–	–	–	(1)	–	(1)	(1)	–	(1)
Deferred tax assets	13	–	13	8	1	9	–	–	–	21	1	22
Assets held for resale	195	–	195	–	–	–	–	–	–	195	–	195
Trade accounts payable	(32)	–	(32)	(72)	–	(72)	(1)	–	(1)	(105)	–	(105)
Financial debts	(72)	–	(72)	(24)	–	(24)	–	–	–	(96)	–	(96)
Income taxes payable	(7)	(2)	(9)	(1)	–	(1)	–	–	–	(8)	(2)	(10)
Other current liabilities	(4)	(6)	(10)	(15)	–	(15)	–	–	–	(19)	(6)	(25)
Provisions	–	–	–	(2)	(3)	(5)	–	–	–	(2)	(3)	(5)
Other liabilities	–	(10)	(10)	–	–	–	–	–	–	–	(10)	(10)
Deferred tax Liabilities	(7)	(24)	(31)	(6)	(16)	(22)	–	–	–	(13)	(40)	(53)

Net assets acquired	311	33	344	49	26	75	2	–	2	362	59	421
Minority interest	(6)	(3)	(9)	(5)	(3)	(8)	1	–	1	(10)	(6)	(16)

Syngenta AG
shareholders’ interest	305	30	335	44	23	67	3	–	3	352	53	405

Purchase price			580			187			6			773

Goodwill			245			120			3			368

2004 Post-acquisition
profit/(loss) of acquiree			(29)			(36)			(6)			(71)

The seeds business is highly seasonal. The Advanta and Golden Harvest® acquisitions were made at the end of the selling season. Post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

The net cash outflow on the acquisitions was as follows:

(US$ million)	Advanta	Golden Harvest	Other	Total

Purchase price	(580)	(187)	(6)	(773)
Cash acquired	60	33	–	93
Proceeds from assets purchased exclusively for resale	195	–	–	195

	(325)	(154)	(6)	(485)

Pro forma disclosures for Post-combination Syngenta group:

The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

(US$ million)	2004

Pro forma revenue for 2004 (unaudited)	7,530

Pro forma net income for 2004 (unaudited)	455

The purchase accounting for Advanta and Golden Harvest® has been determined provisionally. Reports on the valuation of both acquired businesses were commissioned before the acquisition date. However, audited balance sheets of the Golden Harvest® entities as of the acquisition date did not become available until shortly before the end of 2004, and completion of the valuation work has consequently been delayed. The value of certain acquired Advanta assets may be affected by legal proceedings. Adjustments may be made to purchase accounting in 2005.

The most important factor contributing to the recognition of goodwill is Syngenta’s announced intention to achieve annual operating cost reductions of US$45 million and US$15 million, respectively, from integrating the acquired Advanta and Golden Harvest® businesses with its existing NAFTA corn and soy seeds business, and from planned introductions of new products. It is also expected that Syngenta’s growth in this market will provide direct benefit to the Crop Protection segment, to which US$60 million of the goodwill has been allocated.

Divestments 2004

On September 30, 2004 Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million in cash. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement. The amount shown as discontinued operations is analyzed as follows:

(US$ million)	2004 (until disposal)	2003	2002

Sales	60	88	92
Cost of goods sold	(50)	(71)	(64)

Gross Profit	10	17	28
Marketing and distribution	(9)	(11)	(11)
Research and development	(1)	(1)	(1)
General and administrative	(1)	2	6
Restructuring and impairment	(50)	–	–

Operating income	(51)	7	22
Financial income	–	–	–

Income/(loss) before tax from operations	(51)	7	22
Income tax expense on income/(loss) from operations	1	(1)	(13)

Income/(loss) after tax	(50)	6	9
Loss on remeasurement to disposal value	(58)	–	–
Income tax expense on disposal	–	–	–

Net income/(loss) from discontinued operations	(108)	6	9
of which:
Attributable to Syngenta AG shareholders	(83)	5	7
Attributable to minority interests	(25)	1	2

The cash flows attributable to SF-Chem AG were as follows:

(US$ million)	2004 (until disposal)	2003	2002

Cash inflow from operating activities	8	8	33
Cash outflow from investing activities	(7)	(5)	(6)
Cash inflow from financing activities	11	–	–
Dividends paid to minority shareholders	(17)	(4)	(5)

	(5)	(1)	22
Disposal proceeds received by Syngenta AG	46	–	–

Net consolidated cash flows	41	(1)	22

After elimination of:
Dividends paid to Syngenta AG	(52)	(11)	(16)

Acquisitions 2003

On January 28, 2003, additional shares were acquired in Syngenta India Limited, increasing Syngenta’s shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of US$29 million. Goodwill of US$6 million was recognized on this transaction and will be amortized over a period of 10 years.

Acquisitions 2002

On June 26, 2002, additional shares in Wilson Genetics LLC (USA) were acquired, increasing Syngenta’s shareholding from 50% to 100%. On July 1, 2002, additional shares in Orynova K.K. (Japan) were acquired, increasing Syngenta’s shareholding to 100% from 50%. These acquisitions were accounted for under the purchase method. The aggregate consideration paid was less than US$1 million.

4. Segmental breakdown of key figures 2003, 2002, and 2001

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides and fungicides.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

Plant Science

Syngenta’s Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or pharmaceutical properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment.

General

Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IAS 14, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents), current assets and liabilities directly associated with financing (mainly derivatives) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

Reallocation of trait development costs to Seeds

Following the acquisition of Advanta and Golden Harvest®, corn and soybean trait development expenditure has been transferred to Seeds, where future revenues will be realized; these costs have been reallocated from Plant Science to Seeds with retrospective effect.

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2004 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	6,030	1,239	–	–	7,269
Cost of goods sold	(2,922)	(610)	–	–	(3,532)

Gross profit	3,108	629	–	–	3,737
Marketing and distribution	(1,040)	(339)	(3)	–	(1,382)
Research and development	(499)	(186)	(124)	–	(809)
General and administrative	(539)	(99)	(13)	–	(651)
Restructuring and impairment	(317)	(25)	(12)	–	(354)

Operating income/(loss) – continuing operations	713	(20)	(152)	–	541

Net income/(loss) from discontinued operations	(108)	–	–	–	(108)

Included in the above operating income from continuing
operations are:
Personnel costs	(1,290)	(353)	(62)	–	(1,705)
Depreciation of property, plant and equipment	(208)	(38)	(4)	–	(250)
Impairment of property, plant and equipment	(122)	(10)	(3)	–	(135)
Amortization of intangible assets	(229)	(17)	(2)	–	(248)
Impairment of intangible assets	–	(2)	–	–	(2)
Income/(loss) from associates and joint ventures	(2)	2	(2)	–	(2)
Other non-cash items including charges in respect
of provisions	(398)	(39)	(16)	–	(453)

Total assets	8,325	1,767	202	1,714	12,008

Liabilities	(2,537)	(752)	(18)	(3,023)	(6,330)

Included in total assets are:
Total property, plant and equipment	1,810	291	87	–	2,188
Additions to property, plant and equipment	128	125	9	–	262
Additions to intangible assets	18	493	–	–	511
Total investments in associates and joint ventures	81	20	13	–	114

Assets and liabilities unallocated at December 31, 2004 are:

(US$ million)				Unallocated

Cash and cash equivalents				227
Income taxes recoverable (Note 10)				64
Financial derivatives (Note 11)				474
Deferred tax assets (Note 16)				946
Other current assets				3

Total assets				1,714

Current financial debt (Note 18)				(423)
Income taxes payable				(312)
Financial derivatives (Note 19)				(24)
Non current financial debts (Note 20)				(1,117)
Deferred tax liabilities (Note 16)				(1,119)
Other current liabilities				(28)

Total liabilities				(3,023)

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2003 (US$ million, adjusted)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,421	1,104	–	–	6,525
Cost of goods sold	(2,712)	(536)	–	–	(3,248)

Gross profit	2,709	568	–	–	3,277
Marketing and distribution	(916)	(275)	(2)	–	(1,193)
Research and development	(453)	(164)	(109)	–	(726)
General and administrative	(582)	(70)	(22)	–	(674)
Restructuring and impairment	(192)	–	29	–	(163)

Operating income/(loss) – continuing operations	566	59	(104)	–	521

Net income from discontinued operations	6	–	–	–	6

Included in the above operating income from continuing
operations are:
Personnel costs	(1,223)	(275)	(69)	–	(1,567)
Depreciation of property, plant and equipment	(212)	(32)	(5)	–	(249)
Impairment of property, plant and equipment	(49)	–	–	–	(49)
Amortization of intangible assets	(229)	(10)	(2)	–	(241)
Impairment of intangible assets	–	(2)	–	–	(2)
Income/(loss) from associates and joint ventures	(1)	2	(2)	–	(1)
Other non-cash items including charges in respect
of provisions	(347)	(16)	21	–	(342)

Total assets	8,396	1,042	205	1,325	10,968

Liabilities	(2,318)	(297)	(32)	(3,198)	(5,845)

Included in total assets are:
Total property, plant and equipment	2,072	211	91	–	2,374
Additions to property, plant and equipment	168	26	17	–	211
Additions to intangible assets	43	1	–	–	44
Total investments in associates and joint ventures	78	17	12	–	107

Assets and liabilities unallocated at December 31, 2003 are:

(US$ million)				Unallocated

Cash and cash equivalents				206
Income taxes recoverable (Note 10)				49
Financial derivatives (Note 11)				398
Deferred tax assets (Note 16)				671
Other current assets				1

Total assets				1,325

Current financial debt (Note 18)				(749)
Income taxes payable				(289)
Financial derivatives (Note 19)				(47)
Non current financial debts (Note 20)				(1,017)
Deferred tax liabilities (Note 16)				(1,071)
Other current liabilities				(25)

Total liabilities				(3,198)

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

The segmental analysis for 2003 has been adjusted to apply retroactively the changes in accounting policies described in Note 2 above. The adjustments made to each item disclosed above are as follows:

2003 (US$ million, adjusted)

Crop Protection	Originally published	Representation of SF-Chem as Discontinued operation	IFRS 2 "share based payment”	Reclassification of royalty income and related expenses	Reclassification of restructuring flows	Segmental boundary change	As adjusted

Third party segment sales	5,507	(88)	–	2	–	–	5,421
Cost of goods sold	(2,783)	71	–	–	–	–	(2,712)

Gross profit	2,724	(17)	–	2	–	–	2,709
Marketing and distribution	(927)	11	–	–	–	–	(916)
Research and development	(454)	1	–	–	–	–	(453)
General and administrative	(563)	(2)	(15)	(2)	–	–	(582)
Restructuring and impairment	(192)	–	–	–	–	–	(192)

Operating income/(loss)
– continuing operations	588	(7)	(15)	–	–	–	566

Net income
– Discontinued operations	–	6	–	–	–	–	6

Personnel costs	(1,241)	33	(15)	–	–	–	(1,223)
Depreciation of property, plant &
equipment	(226)	14	–	–	–	–	(212)
Other non-cash items including
charges in respect of provisions	(361)	(2)	(15)	–	31	–	(347)
Additions to property, plant and
equipment	178	(10)	–	–	–	–	168

Seeds
Third party segment sales	1,071	–	–	33	–	–	1,104
Cost of goods sold	(510)	–	–	(26)	–	–	(536)

Gross profit	561	–	–	7	–	–	568
Marketing and distribution	(275)	–	–	–	–	–	(275)
Research and development	(127)	–	–	–	–	(37)	(164)
General and administrative	(59)	–	(3)	(7)	–	(1)	(70)
Restructuring and impairment	–	–	–	–	–	–	–

Operating income/(loss)
– continuing operations	100	–	(3)	–	–	(38)	59

Personnel costs	(272)	–	(3)	–	–	–	(275)
Other non-cash items including
charges in respect of provisions	(13)	–	(3)	–	–	–	(16)

Plant Science
Third party segment sales	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–

Gross profit	–	–	–	–	–	–	–
Marketing and distribution	(2)	–	–	–	–	–	(2)
Research and development	(146)	–	–	–	–	37	(109)
General and administrative	(23)	–	–	–	–	1	(22)
Restructuring and impairment	29	–	–	–	–	–	29

Operating income/(loss)
– continuing operations	(142)	–	–	–	–	38	(104)

Unallocated

Total assets	1,322	–	3	–	–	–	1,325

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

2002 (US$ million, adjusted)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Third party segment sales	5,189	974	–	–	6,163
Cost of goods sold	(2,617)	(471)	–	–	(3,088)

Gross profit	2,572	503	–	–	3,075
Marketing and distribution	(898)	(237)	–	–	(1,135)
Research and development	(424)	(156)	(116)	–	(696)
General and administrative	(537)	(82)	(19)	–	(638)
Restructuring and impairment	(348)	(48)	–	–	(396)

Operating income/(loss) – continuing operations	365	(20)	(135)	–	210

Net income from discontinued operations	9	–	–	–	9

Included in the above operating income from
continuing operations are:
Personnel costs	(1,167)	(257)	(76)	–	(1,500)
Depreciation of property, plant and equipment	(209)	(30)	(13)	–	(252)
Impairment of property, plant and equipment	(100)	(8)	–	–	(108)
Amortization of intangible assets	(239)	(11)	–	–	(250)
Impairment of intangible assets	–	(32)	–	–	(32)
Income/(loss) from associates and joint ventures	(4)	–	(3)	–	(7)
Other non-cash items including charges in respect of
provisions	(339)	(22)	(1)	–	(362)

Total assets	8,189	1,005	91	1,241	10,526

Liabilities	(2,285)	(256)	(16)	(3,539)	(6,096)

Included in total assets are:
Total property, plant and equipment	2,035	199	76	–	2,310
Additions to property, plant and equipment	122	23	12	–	157
Additions to intangible assets	18	4	–	–	22
Total investments in associates and joint ventures	72	13	10	–	95

Assets and liabilities unallocated at December 31, 2002 are:

(US$ million)				Unallocated

Cash and cash equivalents				232
Income taxes recoverable (Note 10)				25
Financial derivatives (Note 11)				286
Deferred tax assets (Note 16)				666
Other current assets				32

Total assets				1,241

Current financial debt (Note 18)				(1,207)
Income taxes payable				(210)
Financial derivatives (Note 19)				(57)
Non current financial debts (Note 20)				(925)
Deferred tax liabilities (Note 16)				(1,098)
Other current liabilities				(42)

Total liabilities				(3,539)

4. Segmental breakdown of key figures 2004, 2003 and 2002 (continued)

The segmental analysis for 2002 adjusted to apply retroactively the changes in accounting policies described in Note 2 above. The adjustments made to each item disclosed above are as follows:

2002 (US$ million, adjusted)

Crop Protection	Originally published	Representation of SF-Chem as discontinued operation	IFRS 2 "Share based payment”	Reclassification of royalty income and related expenses	Reclassification of restructuring flows	Segmental boundary change	As adjusted

Third party segment sales	5,260	(92)	–	21	–	–	5,189
Cost of goods sold	(2,681)	64	–	–	–	–	(2,617)

Gross profit	2,579	(28)	–	21	–	–	2,572
Marketing and distribution	(909)	11	–	–	–	–	(898)
Research and development	(425)	1	–	–	–	–	(424)
General and administrative	(500)	(6)	(10)	(21)	–	–	(537)
Restructuring and impairment	(348)	–	–	–	–	–	(348)

Operating income/(loss)
– continuing operations	397	(22)	(10)	–	–	–	365

Net income
– Discontinued operations	–	9	–	–	–	–	9

Personnel costs	(1,186)	29	(10)	–	–	–	(1,167)
Depreciation of property, plant &
equipment	(223)	14	–	–	–	–	(209)
Other non-cash items including
charges in respect of provisions	(385)	–	(10)	–	56	–	(339)
Additions to property, plant and
equipment	130	(8)	–	–	–	–	122

Seeds
Third party segment sales	937	–	–	37	–	–	974
Cost of goods sold	(451)	–	–	(20)	–	–	(471)

Gross profit	486	–	–	17	–	–	503
Marketing and distribution	(237)	–	–	–	–	–	(237)
Research and development	(119)	–	–	–	–	(37)	(156)
General and administrative	(62)	–	(2)	(17)	–	(1)	(82)
Restructuring and impairment	(48)	–	–	–	–	–	(48)

Operating income/(loss)
– continuing operations	20	–	(2)	–	–	(38)	(20)

Personnel costs	(255)	–	(2)	–	–	–	(257)
Other non-cash items including
charges in respect of provisions	(20)	–	(2)	–	–	–	(22)
Plant Science
Third party segment sales	–	–	–	–	–	–	–
Cost of goods sold	–	–	–	–	–	–	–

Gross profit	–	–	–	–	–	–	–
Marketing and distribution	–	–	–	–	–	–	–
Research and development	(153)	–	–	–	–	37	(116)
General and administrative	(20)	–	–	–	–	1	(19)
Restructuring and impairment	–	–	–	–	–	–	–

Operating income/(loss)
– continuing operations	(173)	–	–	–	–	38	(135)

5. Regional breakdown of key figures 2004, 2003 and 2002

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

2002 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales (1)	2,306	2,892	1,103	968	7,269
Total assets	3,307	6,693	1,085	923	12,008
Additions to property, plant and equipment	129	101	12	20	262
Additions to intangible assets	433	75	–	3	511

2002 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales (1) (adjusted)	2,248	2,543	827	907	6,525
Total assets (adjusted)	2,614	6,688	801	865	10,968
Additions to property, plant and equipment (adjusted)	65	122	14	10	211
Additions to intangible assets	–	37	–	7	44

2002 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales (1) (adjusted)	2,269	2,309	658	927	6,163
Total assets	2,752	6,292	668	814	10,526
Additions to property, plant and equipment (adjusted)	58	81	10	8	157
Additions to intangible assets	1	21	–	–	22

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for, the years ended December 31, 2004, 2003 and 2002:

(US$ million, except %)	Sales(1)						Total assets
Country	2004	%	2003 (adjusted)%		2002 (adjusted)%		2004	%	2003 (adjusted)%		2002	%

Switzerland	55	1	42	1	40	1	4,143	34	4,223	38	4,073	39
UK	177	2	170	3	188	3	922	8	943	9	804	8
USA	1,847	25	1,843	28	1,882	31	3,076	26	2,482	23	2,602	25
France	572	8	477	7	478	8	509	4	457	4	409	4
Brazil	751	10	519	8	354	6	904	7	689	6	523	5
Germany	392	5	381	6	338	5	110	1	143	1	98	1
Others	3,475	49	3,093	47	2,883	46	2,344	20	2,031	19	2,017	18

Total	7,269	100	6,525	100	6,163	100	12,008	100	10,968	100	10,526	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2004	%	2003 (adjusted)%		2002 (adjusted)%		2004	%	2003	%	2002	%

Switzerland	27	10	42	20	21	13	73	14	35	80	20	92
UK	37	14	46	22	31	20	–	–	–	–	–	–
USA	128	49	64	30	56	36	433	85	–	–	1	4
France	13	5	7	3	9	6	–	–	–	–	–	–
Brazil	8	3	12	6	7	4	–	–	–	–	–	–
Germany	1	–	1	–	1	1	–	–	–	–	–	–
Others	48	19	39	19	32	20	5	1	9	20	1	4

Total	262	100	211	100	157	100	511	100	44	100	22	100

No single customer accounts for 10% or more of Syngenta’s total sales.

(1)	Sales by location of third party customer.
(2)	NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.
(3)	AME – Africa and the Middle East.

6. Sales

Sales are analyzed by type of sale as follows:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Product sales	7,223	6,490	6,105
Royalty income	46	35	58

Total	7,269	6,525	6,163

7. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2004	2003	2002

Merger and integration costs related to business combinations;
– charges to provisions	(19)	(4)	(15)
– expensed as incurred	–	(17)	(13)
Restructuring costs for redundant operations and activities;
– charges to provisions	(152)	(149)	(177)
– expensed as incurred	–	(14)	(43)
– non-cash pension and other post-retirement benefit restructuring
credits/(charges)	(50)	9	(14)
– tangible fixed asset impairments	(132)	(44)	(102)
– intangible asset impairments	(1)	–	(32)
– other asset write-downs	(1)	–	–
Divestment gains	1	56	–

Total	(354)	(163)	(396)

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

Charges to provisions reflect liabilities associated with restructuring recognized in the year as provisions. Costs expensed as incurred are mainly related to the establishment of common IT systems across the merged group and the relocation of staff and operations as part of the restructuring, which may not be recognized until they are incurred under IAS 37. No such costs were incurred in 2004.

Approximately 5,200 jobs that existed at the formation of Syngenta will be eliminated in respect of plans announced by December 31, 2004, and 4,700 employees had already left the group by that date. Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

As part of the operational efficiency program, the closure of three production sites has been announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, has also been announced. The Seeds NAFTA corn and soybean business announced a restructuring program to integrate the Advanta and Golden Harvest® acquisitions. The final costs related to the merger restructuring program, associated with the closure of two production sites, were also charged in 2004. Cash costs of US$171 million and asset impairments totalling US$134 million have been recorded in 2004 for these restructuring initiatives. In addition, the rules of Syngenta’s Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. The change will reduce the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to pension fund investment returns. This charge has been partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

The charge to income in 2003 mainly represents:

–	The plans announced in June 2003 to restructure Syngenta’s HQ functions. These involve a reduction of 140 jobs by the end of 2005. The total cost expected to be incurred is US$52 million, which was recognized in 2003. This largely represents employee termination costs.

–	Further restructuring of Syngenta’s Crop Protection operations in France, which involved a reduction of 80 jobs by the end of 2004.

–	Further restructuring of Crop Protection manufacturing facilities. The cost incurred in 2003 was US$43 million.

–	Restructuring of research and development, and the transfer to Diversa Corporation of biotechnology research activities, announced in December 2002. Provision for contract termination costs of US$10 million was recognized in 2003.

–	Approximately 1,000 employees left Syngenta during 2003 as a result of restructuring initiatives.

Divestment gains in 2003 represent a net pre-tax gain of US$39 million on a sale of technology and intellectual property to Diversa Corporation and gains of US$17 million on the divestment of other product rights.

The charge to income in 2002 largely represents costs related to further progress in the synergy plans, including plans to close a further four manufacturing sites, and the announced plan to refocus the activities of each of Syngenta’s main research and development sites on specific activities and out license certain activities linked to the alliance with Diversa Corporation announced in the fourth quarter. Of the total charge to income in 2002, US$49 million of employee termination costs and US$21 million of other third party costs relate to the manufacturing integration plans, and US$53 million of employee termination costs and US$35 million of other third party costs relate to the research and development integration plans. The charge also included employee termination costs of US$4 million relating to restructuring the Seeds business in South Korea.

8. Income tax expense

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

Income/(loss) before taxes from continuing operations consists of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Switzerland	221	220	218
Foreign	245	162	(233)

Total income/(loss) before taxes and minority interests	466	382	(15)

Income tax expense on income/(loss) from continuing operations consists of the following:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Current income tax expense
Switzerland	(22)	(22)	(21)
Foreign	(103)	(141)	(103)

Total current income tax (expense)/benefit	(125)	(163)	(124)

Deferred income tax expense
Switzerland	80	(12)	(44)
Foreign	115	41	115

Total deferred income tax (expense)/benefit	195	29	71

Total income tax expense
Switzerland	58	(34)	(65)
Foreign	12	(100)	12

Total income tax (expense)/benefit	70	(134)	(53)

The components of current income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Current tax (expense)/benefit relating to current years	(243)	(248)	(138)
Adjustments to current tax for prior periods	(7)	23	(12)
Benefit of previously unrecognized tax losses	125	62	26

Total current income tax (expense)/benefit	(125)	(163)	(124)

The components of deferred income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Origination and reversal of temporary differences	177	110	109
Changes in tax rates	–	–	(10)
Benefit of previously unrecognized tax losses	22	6	6
Non recognition of deferred tax assets	(4)	(87)	(34)

Total deferred income tax (expense)/benefit	195	29	71

Discontinued operations (tax impact all borne in Switzerland)

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Income before taxes	(109)	7	22

Current tax: relating to current years	–	(2)	(7)
Deferred tax: origination and reversal of temporary differences	1	1	(6)

Total income tax (expense)/benefit on discontinued operations	1	(1)	(13)

The following tax was (charged)/credited to shareholders’ equity:

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Current tax	–	–	–
Deferred tax	26	7	30

Total income tax (charged)/credited to shareholders’ equity	26	7	30

Analysis of tax rate

The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate on income/(loss) from continuing operations are:

(US$ million)	2004%	2003 (adjusted) %	2002 (adjusted % )

Statutory tax rate	25	25	25
Effect of income taxed at different rates	(10)	(10)	(205)
Effect of disallowed expenditures and income not subject to tax	(6)	16	(164)
Effect of utilization of previously unrecognized deferred tax assets	(27)	(18)	177
Effect of non-recognition of tax losses in current year	2	19	(272)
Changes in prior year estimates and other items	1	–	84
Effect of non recognition of other deferred tax assets	–	3	–

Effective tax rate	(15)	35	(355)

The utilization of tax loss carry forwards lowered the tax charge by US$147 million, US$68 million and US$32 million in 2004, 2003 and 2002 respectively. As disclosed in Note 2, US$139 million of the 2004 utilization was made possible by the changes to the legal entity structure of the Syngenta group.

9. Earnings per share

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million, except per share amounts)	2004	2003 (adjusted)	2002 (adjusted)

Basic and diluted earnings:
Net income/(loss) from continuing operations	536	248	(68)
of which:
Attributable to Syngenta AG shareholders	543	245	(72)

Net income/(loss) from discontinued operations	(108)	6	9
of which:
Attributable to Syngenta AG shareholders	(83)	5	7

Net income/(loss)	428	254	(59)
of which:
Attributable to Syngenta AG shareholders	460	250	(65)

Weighted average number of shares
Weighted average number of shares – basic	105,208,929	101,682,672	101,541,119
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares	672,031	62,069	45,316
Grants of Syngenta AG shares	134,409	55,158	–

Weighted average number of shares – diluted	106,015,369	101,799,899	101,586,435

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

10. Trade and other accounts receivable

(US$ million)	2004	2003	2002

Trade accounts receivable, gross	2,184	1,984	1,854
Provision for doubtful receivables	(297)	(277)	(252)

Trade accounts receivable, net	1,887	1,707	1,602
Other receivables – income taxes recoverable	64	49	25
Other receivables – third party	273	259	217
Other receivables – associates	–	–	1

Total	2,224	2,015	1,845

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2004	2003	2002

January 1	(277)	(252)	(328)
Additions charged to income	(35)	(2)	(33)
Amounts written off	34	42	73
Other movements	(5)	(44)	(16)
Translation effects	(14)	(21)	52

December 31	(297)	(277)	(252)

11. Other current assets

(US$ million)		2004	2003	2002

Prepaid expenses	– third party	125	94	109
Derivative assets	– hedging financing exposures	474	398	286
Derivative assets	– hedging trading exposures	162	195	105
Marketable securities		1	5	13
Assets held for divestment		4	4	3

Total		766	696	516

12. Inventories

(US$ million)		2004	2003	2002

Raw materials and consumables		493	380	354
Biological assets		2	2	2
Work in progress		805	745	577
Finished products		892	684	771

Total		2,192	1,811	1,704

Inventories recognized as an expense during the period		2,996	2,723	2,728

Movements on provisions for inventories were as follows:

(US$ million)		2004	2003	2002

January 1		(188)	(163)	(138)
Additions charged to income		(58)	(39)	(43)
Amounts utilized on disposal of related inventories		22	30	28
Other movements		–	–	(4)
Translation effects		(13)	(16)	(6)

December 31		(237)	(188)	(163)

At December 31, 2004 the value of the inventories against which these provisions have been made was US$555 million (2003: US$381 million; 2002: US$402 million), before deducting the provisions.

13. Property, plant and equipment

2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2004	Total 2003 (adjusted)	Total 2002 (adjusted)

Cost
January 1	122	1,655	3,477	132	5,386	4,884	4,415
Additions due to business combinations*	11	43	39	3	96	–	–
Other additions	–	9	79	78	166	211	157
Disposals	(7)	(60)	(194)	(1)	(262)	(231)	(203)
Assets reclassified as held for sale	(2)	(33)	(13)	–	(48)	–	–
Discontinued operations	(5)	(82)	(281)	(5)	(373)	8	(1)
Transfers between categories	(1)	16	92	(107)	–	–	–
Translation effects	7	108	220	8	343	514	516

December 31	125	1,656	3,419	108	5,308	5,386	4,884

Accumulated depreciation
January 1	(7)	(864)	(2,141)	–	(3,012)	(2,574)	(2,067)
Depreciation charge	–	(54)	(196)	–	(250)	(249)	(252)
Impairment losses	(2)	(9)	(124)	–	(135)	(49)	(108)
Depreciation on disposals	–	33	179	–	212	193	175
Depreciation on assets reclassified
as held for sale	–	18	8	–	26	–	–
Discontinued operations	–	49	207	–	256	(12)	(9)
Translation effects	(1)	(64)	(152)	–	(217)	(321)	(313)

December 31	(10)	(891)	(2,219)	–	(3,120)	(3,012)	(2,574)

Net book value –
December 31	115	765	1,200	108	2,188	2,374	2,310

Net book value – December 31, 2003	115	791	1,336	132		2,374

Insured value – December 31, 2004	–	2,696	5,082	145	7,923	8,541	7,139

* Net book value of additions due to acquisition of Golden Harvest®, Advanta and Dia Engei.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

14. Intangible assets

2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2004	Total 2003 (adjusted)	Total 2002 (adjusted)

Cost
January 1	1,016	2,465	10	4	106	203	3,804	3,677	3,532
Additions from business
combinations	368	–	25	28	–	12	433	–	3
Other additions	1	32	–	2	7	36	78	44	22
Disposals	(4)	–	–	–	(1)	–	(5)	(3)	(3)
Translation effects	28	45	1	–	4	12	90	86	123

December 31	1,409	2,542	36	34	116	263	4,400	3,804	3,677

Accumulated amortization
January 1	(257)	(737)	(5)	(3)	(85)	(59)	(1,146)	(864)	(528)
Amortization charge	(56)	(158)	(2)	(2)	(14)	(16)	(248)	(241)	(250)
Impairment losses	(2)	–	–	–	–	–	(2)	(2)	(32)
Amortization on disposals	(5)	–	–	–	1	–	(4)	1	1
Reclassification from other
current liabilities	–	–	–	–	–	–	–	–	(8)
Translation effects	(13)	(28)	(1)	(1)	(3)	(3)	(49)	(40)	(47)

December 31	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)	(1,146)	(864)

Net book value,
December 31	1,076	1,619	28	28	15	185	2,951	2,658	2,813

Net book value,
December 31, 2003	759	1,728	5	1	21	144		2,658

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

Amortization is included within both cost of goods sold and general and administrative expenses.

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method. None of these investments are publicly quoted.

		Balance sheet value			Income statement effect

(US$ million)	% Ownership	2004	2003	2002	2004	2003	2002

CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	76	73	66	(2)	(1)	(2)
Maïsadour Semences SA, France	40	18	14	10	2	2	1
North American Nutrition and Agribusiness Fund, USA	36	15	13	13	(2)	(2)	(4)
Others		5	7	6	–	–	(2)

Total		114	107	95	(2)	(1)	(7)

Summarized financial information for associates is as follows:

Syngenta’s share of:

(US$ million)	2004	2003	2002

Assets	68	65	62
Liabilities	(29)	(27)	(28)
Revenues	64	62	57
Profit/(loss)	–	(1)	(6)

Maïsadour Semences SA, France year-end is June 30.

Summarized financial information for joint ventures is as follows:

Syngenta’s share of:

(US$ million)	2004	2003	2002

Current assets	19	22	16
Non-current assets	91	81	76
Current liabilities	(5)	(6)	(4)
Non-current liabilities	(30)	(28)	(27)
Income	69	63	52
Expenses	(71)	(63)	(53)

Syngenta does not have any material contingent liabilities related to associates and joint ventures.

16. Deferred taxes

2003 comparative figures have been adjusted where applicable to apply retroactively the changes in accounting policy described in Note 2.

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2004	2003 (adjusted)	2002

Assets associated with:
– inventories	264	127	131
– accounts receivable	64	49	41
– property, plant and equipment	15	13	12
– pension and – employee costs	81	82	101
– provisions	284	228	185
– net operating losses	115	94	61
– financial instruments, including derivatives	30	13	22
– other	93	65	113

Deferred tax assets	946	671	666

Liabilities associated with:
– property, plant and equipment depreciation	255	254	255
– intangible assets	506	513	541
– pensions and employee costs	13	32	27
– inventories	43	35	33
– financial instruments, including derivatives	59	85	54
– other provisions and accruals	71	12	4
– other	172	140	184

Deferred tax liabilities	1,119	1,071	1,098

Net deferred tax asset/(liability)	(173)	(400)	(432)

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows, as of December 31 in each year:

(US$ million)	2004	2003	2002

one year	38	43	5
two years	16	37	42
three years	27	179	36
four years	31	156	149
five years	21	167	131
more than five years	150	180	110
no expiry	152	248	107

Total	435	1,010	580

The reduction in net operating loss carry forwards in 2004 occurred mainly due to changes in the legal entity structure of the Syngenta group.

The movements in deferred tax assets and liabilities during 2004 were as follows:

(US$ million)		January 1	Recognized in net income	Recognized in equity	Translation effects	Dis- continued operations	Acquisitions	Other movements	December 31

Assets associated with:
–	inventories	127	103	–	1	–	6	27	264
–	accounts receivable	49	9	–	3	–	2	1	64
–	property, plant and equipment	13	–	–	1	–	1	–	15
–	pensions and employee costs	82	(22)	13	3	–	2	3	81
–	provisions	228	45	–	7	–	4	–	284
–	net operating losses	94	2	–	16	–	3	–	115
–	financial instruments, including derivatives	13	(1)	7	1	–	3	7	30
–	other	65	27	–	(1)	–	1	1	93

Deferred tax assets		671	163	20	31	–	22	39	946

Liabilities associated with:
–	property, plant and equipment	254	(3)	–	13	(19)	11	(1)	255
–	intangible assets	513	(41)	–	7	–	27	–	506
–	pensions and employee costs	32	(9)	–	1	(12)	–	1	13
–	inventories	35	(1)	–	3	(2)	9	(1)	43
–	financial instruments, including
	derivatives	85	(34)	1	7	–	–	–	59
–	other provisions and accruals	12	57	–	–	(1)	3	–	71
–	other	140	(1)	(7)	1	(1)	3	37	172

Deferred tax liabilities		1,071	(32)	(6)	32	(35)	53	36	1,119

Net deferred tax asset/(liability)		(400)	195	26	(1)	35	(31)	3	(173)

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2:

(US$ million)	2004	2003	2002

Temporary differences for which no deferred tax assets have been recognized	268	249	190
Temporary differences associated with investments in subsidiaries for which
deferred tax liabilities have not been recognized	547	454	453

17. Other financial assets

(US$ million)	2004	2003	2002

Long-term loans to associates	8	8	7
Equity securities available-for-sale and non-current receivables	248	229	159
Prepaid pension (Note 26)	122	193	179

Total	378	430	345

In 2004, 2003 and 2002, the line “Equity securities available-for-sale and non-current receivables” includes available-for-sale securities of US$144 million, US$133 million and US$70 million respectively. Non-current receivables are not interest bearing and their fair values approximate their carrying amounts.

18. Current financial debts

(US$ million)	2004	2003	2002

Receivables factored with recourse	50	38	54
Euro floating rate notes	–	–	367
Commercial Paper	147	518	221
Bank and other financial debt	224	191	564
Current portion of non-current financial debts (Note 20)	2	2	1

Total	423	749	1,207

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts was 9.6% per annum, 9.6% per annum, and 6.9% per annum in 2004, 2003 and 2002 respectively.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,500 million (the “Credit Facility”), which matures in 2009, with an extension option for an additional two years. As of December 31, 2004 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating ranging from 0.07% to 0.105% of the unused amount throughout the term of the facilities.

€350 million of Floating Rate Notes matured in July 2003. At issue, these liabilities had a value of US$296 million. At maturity on July 10, 2003, they had a value of US$400 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and matured at the same time.

Syngenta had a total of US$147 million of US dollar Commercial Paper in issue under its Global Commercial Paper program.

Financial debts, including current financial debts, contain only general and financial default covenants (i.e., ratios such as EBITDA to net interest charges / Net debt to EBITDA) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)	2004	2003	2002

Accrued expenses	339	325	442
Social security and pension contributions	67	61	27
Derivative liabilities – hedging financing exposures	24	47	57
Derivative liabilities – hedging trading exposures	60	79	37
Other payables	275	235	231

Total	765	747	794

Other payables include US$20 million which may be settled more than 12 months after the balance sheet date.

20. Non-current financial debts

(US$ million)	2004	2003	2002

Unsecured bond issues	1,105	1,012	842
Liabilities to banks and other financial institutions	12	5	82
Finance lease obligations	2	2	2

Total (including current portion of non-current financial debt)	1,119	1,019	926
Less: current portion of non-current financial debt (Note 18)	(2)	(2)	(1)

Total	1,117	1,017	925

The weighted average interest rate on the non-current bank and other financial debts was 5.3% per annum, 4.8% per annum and 5.0% per annum in 2004, 2003 and 2002, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 7.2% per annum, 6.9% per annum and 6.0% per annum in 2004, 2003 and 2002, respectively.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% . At issue, these liabilities had a value of US$677 million. As at December 31, 2004, they are shown at a value of US$1,105 million (2003: US$1,012 million). The market value of the bond at this date was US$1,137 million. Cross-currency swaps were implemented at the time of issue to hedge this exchange movement and the fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

On June 28, 2004 Syngenta relisted the US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. There were no Note issues as of December 31, 2004.

Terms and debt repayment schedule

(US$ million)	Total	1 yr of less	1-2 ys	2-3 yrs	3-4 yrs	4-5 yrs	More than 5 yrs

Euro 5.5% bond repayable 2006	1,105	–	1,105	–	–	–	–
Commercial Paper at various rates	147	147	–	–	–	–	–
Amounts owing to banks under various loan
and overdraft facilities, in various currencies
and at various interest rates	238	226	1	1	1	–	9
Receivables factored with recourse	50	50	–	–	–	–	–

Total	1,540	423	1,106	1	1	–	9

21. Provisions

(US$ million)	2004	2003	2002

Restructuring provisions (Note 22)	273	262	273
Employee benefits – pensions (Note 26)	148	136	101
– other post-retirement benefits (Note 26)	39	70	112
– other long-term employee benefits	60	53	54
Environmental provisions (Note 29)	421	381	381
Provisions for legal and product liability settlements	99	77	51
Other provisions	88	131	165

Total	1,128	1,110	1,137

Current portion of:
– restructuring provisions	156	151	128
– employee benefits	24	25	25
– environmental provisions	36	25	18
– provisions for legal and product liability settlements	10	16	12
– other provisions	32	48	39

Total current provisions	258	265	222
Total non-current provisions	870	845	915

Total	1,128	1,110	1,137

The following table analyzes the movement in provisions during 2004:

(US$ million)	Balance at January 1, 2004	Charged to income	Release of provisions credited to income	Dis- counting expense	Payments	Balances acquired on acquisitions	Dis- continued operations	Reclass- ifications	Translation effects	Balance at December 31, 2004

Restructuring provisions
(Note 22)	262	249	(28)	2	(185)	–	–	(50)	23	273
Employee benefits
– pensions (Note 26)	136	128	(2)	–	(144)	2	–	18	10	148
– other post-retirement
benefits (Note 26)	70	14	–	–	(46)	–	–	–	1	39
– other long-term
employee benefits	53	11	(1)	–	(5)	2	(1)	–	1	60
Environmental provisions
(Note 29)	381	29	(1)	–	(5)	–	(2)	2	17	421
Provisions for legal and
product liability settlements	77	31	(16)	–	(13)	–	–	16	4	99
Other provisions	131	22	(16)	–	(35)	1	–	(19)	4	88

Total	1,110	484	(64)	2	(433)	5	(3)	(33)	60	1,128

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total

January 1, 2002	147	110	257
Cash payments	(84)	(106)	(190)
Additions charged to income	119	101	220
Releases credited to income	(14)	–	(14)
Other movements	(11)	(11)	(22)
Translation (gains)/losses net	13	9	22

December 31, 2002	170	103	273

Cash payments	(110)	(69)	(179)
Additions charged to income	72	86	158
Releases credited to income	(5)	(9)	(14)
Reclassifications	6	(1)	5
Translation (gains)/losses net	12	7	19

December 31, 2003	145	117	262

Cash payments	(93)	(92)	(185)
Additions charged to income	169	80	249
Releases credited to income	(18)	(10)	(28)
Discounting expense	–	2	2
Reclassifications	(46)	(4)	(50)
Translation (gains)/losses net	15	8	23

December 31, 2004	172	101	273

Restructuring provisions and costs relate to business changes, which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations. For the periods 2002 and 2003 they relate mainly to Syngenta’s business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. For 2004 they relate mainly to the operational efficiency program announced in February 2004. Further details are provided in Note 7.

23. Share capital

The number of ordinary shares of par value CHF 8.30 (2003 and 2002: CHF 10) authorized, issued and outstanding, and movements during the period, were as follows:

(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held

As at January 1	112.6	(10.9)	112.6	(11.0)	112.6	(11.2)
Sale of shares in exchange for own equity instruments	–	4.5	–	–	–	–
Share repurchase scheme	–	(1.7)	–	–	–	–
Issue of ordinary shares under employee share purchase and
option plans	–	0.6	–	0.1	–	0.2

As at December 31	112.6	(7.5)	112.6	(10.9)	112.6	(11.0)

As at December 31, 2004, Syngenta had the following open options accounted for as equity instruments. All the following open options are recognized in equity at fair value at the date of issue or acquisition, and are not subsequently revalued.

Syngenta has entered into an agreement where upon 4.5 million treasury shares have been exchanged for a zero strike price call option. This purchased zero strike price option was granted at a forward rate of CHF 86.25 and is due for settlement on March 10, 2005.

A written call option to sell 4.5 million shares at a strike price of CHF 138, was granted at a forward rate of CHF 86.25 and is due for settlement on March 10, 2005.

24. Assets held for sale

Assets held for sale at December 31, 2004 consist of property, plant and equipment. The fair value less costs to sell, of these assets has been determined by independent valuation. The expected disposals arise partly due to acquisition integration activity in the Seeds segment. The initial impairments recognized on these assets amounted to US$22 million.

25. Cash flows arising from change in net current assets

2003 and 2002 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Change in inventories	(191)	41	95
Change in trade and other accounts receivable and other net current assets	32	94	363
Change in trade and other accounts payable	414	(72)	(52)

Total	255	63	406

26. Employee benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are “defined contribution” where the company contribution and resulting benefits costs are a set percentage of employees’ pay. However, the majority of employees are covered by “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA. With effect from January 1, 2002, the defined benefit section of Syngenta’s main UK pension plan was closed to employees joining Syngenta after that date. Certain employees who were members of this plan had the option to convert their pensions from defined contribution to defined benefit terms if they attained age 45 while still in service, and the benefit obligation related to them is included in the benefit obligation figure as at January 1, 2002 in the table below. As part of the January 1, 2002 changes in UK pension arrangements, these members were asked to make an irrevocable choice to convert their pension rights definitively either to defined contribution or to defined benefit terms. Certain members opted for defined contribution terms and consequently US$7 million of benefit obligation and plan assets were excluded from the December 31, 2002 totals in the table below. This change had no effect on the reported funded status of the plan.

Syngenta’s Swiss pension plan was amended in April 2004 so that, whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time transition charge of US$60 million representing past service cost for which the benefit vested immediately. This charge has been recorded within restructuring and impairment in the income statement. The plan change reduces the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to future pension fund investment returns. This created a past service gain of US$38 million, which will vest over the estimated remaining future employee service period of approximately 12 years, and will be amortized to profit or loss by the straight-line method over this period.

A summary of the status of the main independent defined benefit plans at December 31, 2004, 2003 and 2002 using actuarial assumptions determined in accordance with IAS 19 (revised 2002) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits
	2004	2003	2002	2004	2003	2002
Benefit obligation
At beginning of year	3,364	2,849	2,313	177	138	113
Service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Curtailments and settlements	14	33	(7)	–	–	–
Plan amendments	25	(2)	–	(3)	(1)	–
Actuarial (gain)/loss	230	60	142	(7)	35	21
Translation effects	254	295	300	1	2	1
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	10	–	–	–	–	–
Disposals of subsidiaries	(163)	–	–	–	–	–
Other movements	19	15	(32)	–	–	–

Benefit obligation at end of year	3,864	3,364	2,849	170	177	138

	Pension			Other post-retirement benefits
(US$ million)	2004	2003	2002	2004	2003	2002

Plan assets at fair value
At beginning of year	2,840	2,287	2,132	50	–	–
Actual return on plan assets	247	294	(216)	5	–	–
Curtailments and settlements	(22)	(9)	(12)	–	–	–
Translation effects	222	248	275	–	–	–
Employer contributions	187	148	253	46	59	7
Employee contributions	25	19	18	–	–	–
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	9	–	–	–	–	–
Disposals of subsidiaries	(170)	–	–	–	–	–
Other movements	37	5	(62)	–	–	–

Plan assets at fair value at end of year	3,184	2,840	2,287	91	50	–

	Pension			Other post-retirement benefits
(US$ million)	2004	2003	2002	2004	2003	2002

Funded status	(680)	(524)	(562)	(79)	(127)	(138)
Unrecognized actuarial (gain)/loss	610	517	605	59	76	49
Unrecognized past service costs/(gain)	(40)	–	–	(19)	(19)	(23)
Limitation on recognition of surplus due to uncertainty of
obtaining future benefits	–	(10)	(5)	–	–	–

Prepaid/(accrued) benefit cost	(110)	(17)	38	(39)	(70)	(112)

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)	122	193	179	–	–	–
Accrued benefit liability	(232)	(210)	(141)	(39)	(70)	(112)

Net amount recognized	(110)	(17)	38	(39)	(70)	(112)

Of the accrued benefit liability for pensions of US$232 million at December 31, 2004, US$148 million is included in Note 21 as pension provisions and US$84 million as restructuring provisions (2003: US$136 million as pension and US$74 million as restructuring; 2002: US$101 million as pension and US$40 million as restructuring).

Syngenta’s best estimate of the benefit payments to be made in the following future periods is given in the table below:

(US$ million)	Pensions	Other post-retirement benefits	Total

2005	160	10	170
2006	139	10	149
2007	151	10	161
2008	161	10	171
2009	176	10	186
Years 2010 – 2014	1,137	57	1,194

Total 2005 – 2014	1,924	107	2,031

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows:

	Switzerland			UK		USA			Other plans	Group
At December 31, 2004	Expected rate of return %		Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %		Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0		305	7.0	510	8.5		173	50	1,038
Property	4.5		136	–	–	8.0		–	–	136
Bonds	4.5		490	4.9	824	6.0		180	95	1,589
Other assets	1.5		159	3.5	180	8.5		39	43	421

Fair value of assets	5.0		1,090	5.5	1,514	7.5		392	188	3,184
Benefit obligation			(1,206)		(1,759)			(581)	(318)	(3,864)

Funded status			(116)		(245)			(189)	(130)	(680)

	Switzerland			UK		USA			Other plans	Group
At December 31, 2003	Expected rate of return %		Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %		Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0		279	7.5	471	8.5		134	82	966
Property	4.5		114	–	–	8.0		–	–	114
Bonds	4.5		436	4.9	670	6.0		195	131	1,432
Other assets	1.5		88	4.9	114	8.5		25	101	328

Fair value of assets	5.0		917	6.0	1,255	7.5		354	314	2,840
Benefit obligation			(949)		(1,473)			(494)	(448)	(3,364)

Funded status			(32)		(218)			(140)	(134)	(524)

	Switzerland			UK		USA			Other plans	Group
At December 31, 2002	Expected rate of return %	(1)	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	(1)	Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0		208	7.5	475	9.5		189
Property	4.5		92	–	–	9.5		5
Bonds	4.5		382	4.9	381	6.1		68
Other assets	1.5		47	4.9	133	6.1		53

Fair value of assets	5.0		729	6.0	989	7.5		315	254	2,287
Benefit obligation			(782)		(1,227)			(460)	(380)	(2,849)

Funded status			(53)		(238)			(145)	(126)	(562)

(1) Comparative 2002 data for these plans is available at total plan asset level only.

A legally separate trust was established for Syngenta’s US post retirement healthcare plans in 2003. Previously, these plans were unfunded. There are no significant post retirement healthcare plans in countries other than the USA. The expected long-term rates of return and the fair value of the assets and liabilities for the US plan are as follows:

	2004		2003
At December 31	Expected rate or return %	Fair value US$m	Expected rate or return %	Fair value US$m

Equities	8.0	45
Property	8.0	–
Bonds	5.75	41
Other assets	3.0	5	3.5	50

Fair value of assets	6.75	91	3.5	50
Benefit obligation		(170)		(159)

Funded status		(79)		(109)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2004	2003	2002	2004	2003	2002

Benefit cost
Current service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Expected return on plan assets	(172)	(145)	(142)	(3)	–	–
Employee contributions	(25)	(19)	(18)		–	–
Amortization of actuarial loss	16	25	5	8	7	3
Effect of limitation on recognition of surplus	–	2	1		–	–

	121	129	80	17	19	13
Past service cost	65	–	4	(3)	(3)	(3)
Curtailments and settlements	35	46	33	–	–	–

Net periodic benefit cost	221	175	117	14	16	10

The curtailment and settlement expense arose as a direct result of merger and restructuring activities and is included in the consolidated income statement in Restructuring and impairment.

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2004	2003	2002

Defined contribution benefit cost	25	26	26

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

	Pension			Other post-retirement benefits
Weighted-average assumptions:	2004	2003	2002	2004	2003	2002
benefit cost for the year ended December 31%		%	%	%	%	%

Discount rate	5.0	5.2	5.5	6.2	6.7	7.2
Rate of compensation increase	3.0	3.4	3.5	–	–	–
Expected return on plan assets	5.7	5.9	6.3	–	–	–

	Pension			Other post-retirement benefits
Weighted-average assumptions:	2004	2003	2002	2004	2003	2002
benefit obligation as at December 31%		%	%	%	%	%

Discount rate	4.8	5.0	5.2	5.7	6.2	6.7
Rate of compensation increase	3.0	3.0	3.4	–	–	–

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2004 was 9% decreasing in each successive year from 2005 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2003 was 10%, decreasing in each successive year from 2004 onwards, to reach an ultimate rate of 5% in 2011.

The assumed healthcare cost trend rate at December 31, 2002 was 10%, decreasing in each successive year from 2003 onwards, to reach an ultimate rate of 5% in 2010.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2004 would have the following effects:

(US$ million)

1% point increase

1% point decrease

Effects on total of service and interest cost components

1

(1)
Effect on post-retirement benefit obligations

19

(16)

27. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options), in the past called Syngenta Executive Stock Option Plan, was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2004, 2003 and 2002, including the equivalent ADS that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2004, 2003 and 2002.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)

Year to December 31, 2002	76.5	491,500	–	–	(36,000)	455,500	–	8
	83.7	418,500	–	–	(41,900)	376,600	–	8.25
	98.0	–	703,818	–	(41,187)	662,631	–	9.25
	98.0	–	340,181	–	–	340,181	–	10.25

Total for year to
December 31, 2002		910,000	1,043,999	–	(119,087)	1,834,912	–

Year to December 31, 2003	76.5	455,500	–	(11,600)	(12,000)	431,900	431,900	7
	83.7	376,600	–	–	(35,200)	341,400	1,000	7.25
	98.0	662,631	–	(2,252)	(37,523)	622,856	47,362	8.25
	98.0	340,181	–	–	(3,068)	337,113	18,451	9.25
	59.7	–	698,466	(12,471)	(31,235)	654,760	28,946	9.25
	59.7	–	691,368	–	–	691,368	9,291	10.25

Total for year to
December 31, 2003		1,834,912	1,389,834	(26,323)	(119,026)	3,079,397	536,950

Year to December 31, 2004	76.5	431,900	–	(197,700)	–	234,200	234,200	6
	83.7	341,400	–	(166,040)	1,500	176,860	176,860	6.25
	98.0	622,856	–	(55,447)	(30,527)	536,882	44,003	7.25
	98.0	337,113	–	(6,523)	(11,999)	318,591	32,798	8.25
	59.7	654,760	–	(37,855)	(39,947)	576,958	42,458	8.25
	59.7	691,368	–	(18,767)	(19,834)	652,767	27,714	9.25
	89.3	–	522,875	–	(11,886)	510,989	18,935	9.25
	89.3	–	539,768	(4,751)	(2,402)	532,615	2,402	10.25

Total for year to
December 31, 2004		3,079,397	1,062,643	(487,083)	(115,095)	3,539,862	579,370

The exercise prices are equal to the weighted average share price on the Swiss stock exchange (SWX) for the five business days preceding the grant date, or the share price at the SWX Swiss Exchange at the grant date, as determined by the Compensation Committee and all options were granted at an exercise price which was greater than the market price of the Syngenta shares at the grant date. Options over ADS are priced at one fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full, are exercisable after three years, and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options became exercisable prior to November 14, 2003.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a Deferred Share at the time of the grant corresponds to the Syngenta share price at the time of the grant. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants could voluntarily defer a part of the 2002 short-term incentive. From the incentive year 2003 the Syngenta Deferred Share Plan became fully effective and a mandatory part of the short-term incentive is allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

The following table sets out activity under this plan during 2004 and 2003, including the equivalent ADS that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)

Year to December 31, 2003
2002 incentive year grant	–	41,462	–	–	41,462	2.25

Total for year to December 31, 2003	–	41,462	–	–	41,462

Year to December 31, 2004
2002 incentive year grant	41,462	–	(2,801)	–	38,661	1.25
2003 incentive year grant	–	88,265	(4,515)	–	83,750	2.25

Total for year to December 31, 2004	41,462	88,265	(7,316)	–	122,411

At the end of the deferral period, employees will be entitled to the following additional shares:

2002 Syngenta Deferred Share Plan	38,661
2003 Syngenta Deferred Share Plan	83,750

Total	122,411

Employee Share Purchase Plan

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 70,982 shares (2003: 110,022 shares, 2002: 108,199 shares) were subscribed and settled through a release of treasury shares, at a market value of approximately CHF 117.20 per share (2003: CHF 75.75 per share; 2002: CHF 86.70 per share).

Employee Share Option Savings Plan

In November 2002, a Share Option Savings Plan was introduced for all UK employees. Options are granted at an exercise price which represents a 15% discount to the market price on the Swiss stock exchange (SWX) before the offer. Options are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme, but may be exercised earlier in particular circumstances including redundancy and retirement. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan.

The following table sets out activity under this plan during 2004, 2003 and 2002.

	Exercise price GBP	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)

Year to December 31, 2002
	32.21	–	257,712	–	–	257,712	–	3

Total for year to
December 31, 2002		–	257,712	–	–	257,712	–

Year to December 31, 2003
	32.2	257,712	–	–	(19,700)	238,012	–	2
	29.3	–	69,059	–	–	69,059	–	3

Total for year to
December 31, 2003		257,712	69,059	–	(19,700)	307,071

Year to December 31, 2004
	32.2	238,012	–	(2,925)	(22,317)	212,770	1,670	1
	29.3	69,059	–	–	(4,787)	64,272	–	2

Total for year to
December 31, 2004		307,071	–	(2,925)	(27,104)	277,042

Compensation expense

The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2004	2003	2002

Long Term Incentive Plan (stock options)	16	13	9
Deferred Share Plan	11	1	–
Employee Share Purchase Plan	5	3	3
Employee Share Option Savings Plan	1	1	–

Total	33	18	12

The weighted average fair value of options granted during the year was CHF 22 per option (2003: CHF 17; 2002: CHF 30). Options were exercised throughout the year. The weighted average share price at exercise was CHF 106 (2003: CHF 81).

At the grant date, the estimated fair value of the shares granted under the Deferred Share Plan was CHF 178.6 (2003: CHF 119.4) which is twice the share price at the date of grant. At the grant date, the estimated fair value of each share granted in the Employee Share Purchase Plan was CHF 58.6 (2002: CHF 37.9; 2003: CHF 43.3), which is equal to 50% of the share price at the date of grant.

Share option valuation assumptions

The fair value of options granted were measured using the Black-Scholes-Merton method. The effect of early vesting has been incorporated into the model by using an estimate of the option’s expected life rather than its contractual life. The measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition. The weighted average assumptions used in determining fair value of options granted were as follows:

		2004	2003	2002

Dividend yield		2.0%	1.3%	1.4%
Expected volatility		25.0%	27.0%	22.8%
Risk-free interest rate
–	Long Term Incentive Plan	2.6%	2.20%	3.4%
–	Employee Share Option Savings Plan	–	5.10%	2.7%
Expected life
–	Long Term Incentive Plan	7 years	7 years	10 years
–	Employee Share Option Savings Plan	–	3 years	3 years
Exercise Price
–	Long Term Incentive Plan – CHF	89.3	59.7	98.0
–	Employee Share Option Savings Plan – British pounds sterling (“GBP”)	–	29.3	32.3

Actual dividend yield may vary from the assumptions used above. The historical volatility of the Syngenta share price since the launch of the company was 26.5% . This includes periods of significant stock market volatility. The expected volatility was therefore determined based on the implied volatilities of longer dated traded warrants in the market.

28. Transactions and agreements with related parties

Key management personnel compensation

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2004	2003	2002

Fees, salaries and other short-term benefits	11.2	10.0	7.8
Post-employment benefits	3.8	3.3	2.0
Other long-term benefits	–	–	–
Termination benefits	–	0.3	–
Share based compensation	7.1	4.8	2.3

	22.1	18.4	12.1

The amount disclosed for share based compensation is the expense for the period calculated in accordance with IFRS 2, “Share Based Payment” and as described in Note 2, relating to key management personnel.

Transactions and balances with employee post-retirement benefit plans

Employer contributions payable to pension plans are disclosed in Note 26. Balances between Syngenta and the employee post-retirement benefit plans are as follows:

(US$ million)	2004	2003	2002

Prepaid benefit costs (Note 17)	122	193	179
Accrued benefit liability (Note 26)	(232)	(210)	(141)

Total	(110)	(17)	38

Other related party transactions

There were no other related party transactions.

29. Commitments and contingencies

Leasing commitments		Minimum lease payments payable	Minimum Rentals receivable

Commitments arising from fixed-term non-cancellable operating leases in effect at December 31, 2004 are as follows:
	2005	13	9
	2006	10	2
	2007	8	2
	2008	6	1
	2009	6	1
	Thereafter	29	–

Total		72	15

Rentals receivable relate to leases of freehold buildings. Operating lease payments relate to leases of buildings and office equipment.

(US$ million)	2004	2003	2002

Operating lease expense	26	29	30

Commitments for the purchase of property, plant and equipment at December 31, 2004 were US$29 million.

As of December 31, 2004, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. Syngenta has entered into long-term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed are payable as follows:

(US$ million)	Materials purchases	Research	Other

2005	210	27	7
2006	122	24	4
2007	110	22	2
2008	85	4	2
2009	75	1	1
Thereafter	82	1	–

Total	684	79	16

Materials purchases in 2004 according to these commitments were US$131 million.

Contingencies

Syngenta is involved in a number of legal proceedings arising out of the normal conduct of its business. In those cases where Syngenta believes it is likely to have to make a settlement, the cost of settlement has been estimated and provided in the financial statements. In those cases where Syngenta believes the possibility of any outflow in settlement to be remote or an amount cannot reasonably be estimated, no provision is made. Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, Syngenta believes that resolution of such matters should not materially affect Syngenta’s consolidated financial position, although there can be no assurances in this regard.

Significant legal proceedings in which Syngenta is involved are described below. Except as described below, Syngenta is unable to reasonably estimate the amount, if any, of damage that may result from the claims described below. In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of Syngenta’s businesses and the risks to which it is subject.

Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri. A number of Monsanto’s major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs’ amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company’s business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants’ motions to dismiss were denied in a court order issued on April 3, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto’s motion for summary judgment dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants’ motion for summary judgment limiting the antitrust claims to direct purchasers only. As a result of the dismissal of the tort claims, the action is now being captioned McIntosh, et al. v. Monsanto Company, et al. On September 30, 2003 the court denied plaintiffs’ motion for class certification by holding that plaintiffs failed to show that impact from the alleged antitrust violations could be proven with common evidence on a class-wide basis. On October 15, 2003 plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court’s denial of class certification and on October 24, 2003, the District Court granted plaintiffs’ request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs’ appeal and on September 13, 2004 the Court heard oral argument on the appeal. In an opinion filed on March 7, 2005, the 8th Circuit Court of Appeals affirmed the District Court’s denial of class certification.

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

Syngenta and its predecessor companies have competed vigorously in the seed and crop protection market place and therefore will vigorously oppose the allegations in the related court cases described above.

In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired by us in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The onsite past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately $45 million, to pay the Port $35 million and to provide an indemnity having a maximum liability of $20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. The defendants agreed to participate in a binding arbitration to determine the amount of Occidental’s ultimate contribution to the overall settlement

In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 BT corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Under this agreement, Pioneer receives a commercial license to Syngenta patents relating to Herculex® and YieldGard® insect resistant corn traits. The companies also settled claims Pioneer brought against Syngenta in 2002. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 patents were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard, Herculex I and TC6275 but that those claims were invalid. Post trial issues relating to inequitable conduct, motions for judgment as a matter of law and for a new trial will be addressed by the Court prior to entry of final judgment and appeal.

On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (Wilmington, Delaware). In its complaint, Monsanto sued Syngenta for infringement of U.S. Patent 4,940,835 (the “Shah patent”) directed to the making, use and sale of corn products exhibiting resistance to glyphosate herbicide (GA21). The lawsuit, which was filed on the same date that Syngenta publicly disclosed its acquisition of certain GA21 rights from Bayer CropScience, seeks an injunction prohibiting further acts of infringement, contributory infringement and inducement of infringement, together with compensatory and exemplary damages but no less than a reasonable royalty for infringing activity. Syngenta filed its responsive pleadings on July 1, 2004. On February 11, 2005, Monsanto amended its complaint to add the Golden Harvest companies as defendants. The case is currently in the discovery phase of the proceedings.

On July 27, 2004, DeKalb Genetics Corp commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois alleging infringement of US Patent No. 5,538,880 and US Patent No. 6,013,863 (“the Lunquist patents”) by making and using corn containing genes that confer glyphosate resistance (GA21). Syngenta filed a Motion to Dismiss on September 20, 2004, on the grounds that DeKalb’s Complaint was legally deficient and failed to state a claim. On November 12, 2004, Syngenta filed its alternative Motion to Transfer this case to Delaware. Both motions have been fully briefed and are pending a decision by the Court. On January 27, 2005, DeKalb amended its complaint to add the Golden Harvest companies as defendants. The case is currently in the discovery phase of the proceedings.

On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto is seeking a declaratory judgment and permanent injunction prohibiting the use of “Independence” Brand (or any brand other than the NK Brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. In response to the actions by Monsanto, Syngenta filed a complaint in Minnesota seeking a declaratory judgment that Monsanto cannot revoke permissions granted under the license agreement and a permanent injunction barring Monsanto from terminating the license agreement for the breach alleged in its letter relating to the proposed introduction of the Independence Brand. Following a hearing, the Minnesota action was stayed pending resolution of the Missouri action. Syngenta subsequently moved the Missouri court for an order dismissing all counts of Monsanto’s complaint, or in the alternative, for declaratory judgment in favor of Syngenta, arguing that the license agreement is clear and unambiguous as a matter of law and that it does not limit Syngenta to selling seed under a single brand name. Additionally, Monsanto has filed a motion to amend its complaint to add a breach of contract claim; Monsanto contends that by selling identical soybean varieties in both the U.S. and Canada, Syngenta has breached its Roundup Ready Soybean License Agreement in the U.S. Monsanto’s motion to amend is pending. Syngenta’s motion was heard December 1, 2004 in St. Louis, Missouri and in a December 8, 2004 Order, the court set another hearing for March 14-15, 2005 so that a technical term of art and/or course of conduct in the industry that the court may not be aware of can be construed.

On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On September 28, 2004, Monsanto filed a motion to dismiss the antitrust case on the ground that the antitrust claims should have been raised as a compulsory counterclaim to Monsanto’s patent infringement lawsuit concerning Monsanto’s plant gene patent No. 4,940,835 also pending in the District of Delaware, or in the alternative, to consolidate the antitrust and patent cases. This motion has been fully briefed and is pending decision by the Court.

Syngenta Crop Protection, Inc. is involved in various lawsuits stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There are still 3 opt-out cases pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by Syngenta’s insurers, subject to applicable deductibles.

The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The complaint was served on Syngenta on August 25, 2004, and the action was promptly removed to the federal court, in the Southern District of Illinois, Case No. 04-688 (MJR). The plaintiff has moved to remand to the state court, and Syngenta is opposing the motion. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. Syngenta intends to defend the Holiday Shores action vigorously. Atrazine is a long-standing successful product of Syngenta and its predecessors, which has been repeatedly scrutinized for the safety over the years by governmental agencies. Following lengthy consideration of challenges to Atrazine as a carcinogen, the United States Environmental Protection Agency (“EPA”) has determined that Atrazine is not a likely human carcinogen. In fact, the EPA reclassified Atrazine in 2000 from a “probably human carcinogen” to “not a likely human carcinogen.” The latter classification remains the current EPA classification of Atrazine.

Agro Atar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks relief of US$43 million. On December 27, 1999, Agro Atar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on August 2, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agro Atar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had been entered into with Zeneca S.A.I.C. (which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agro Atar had the rights to market and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agro Atar terminated the agreements. Agro Atar claims damages of US$58 million. On June 14, 2001, on the application of Zeneca S.A.I.C. the judge in this second lawsuit ordered the joinder of both sets of proceedings. Trial of the proceedings has been ordered; a preliminary hearing took place on November 27, 2002, and the proceedings have entered the evidentiary state. Syngenta believes that Zeneca S.A.I.C. had cause to terminate the agrochemicals supply contract with Agro Atar and intends vigorously to defend both lawsuits. It is expected that the court will convert the claims into local currency. In February 2004, it was decided that all cases should be dealt by the Federal Court. Regarding the case brought by Agro Atar against Advanta Semillas and Syngenta Agro, the Federal Court ordered the production of evidences offered by the parties. The case is currently in the evidentiary stage.

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum currently corresponding to approximately US$8.5 million. There are no decisions in the first level Court.

In the tax assessment of Ciba Geigy Australia Limited (a legal entity today owned by the Syngenta Group) the Australian Tax Authorities (ATO) have made net margin adjustments and increased the legal entity’s tax base for the years 1991-1996. Syngenta Crop Protection PTY LTD (formerly named Ciba Geigy Australia Limited) filed objections against this tax assessment on July 5, 2004 with the Federal Court of Australia . Today both parties (ATO and Syngenta Crop Protection PTY LTD) are in the process of bringing their statements to the Court.

Environmental Matters

Syngenta has environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world.

In the USA, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (“PRP”) in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the seller of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

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

30. Principal currency translation rates

		2004	2003	2002

		US$	US$	US$

Year end rates used for the consolidated balance sheets,
to translate the following currencies into US$, are:
	Swiss franc	1.13	1.24	1.39
	British pound sterling	0.52	0.56	0.62
	Japanese yen	102.60	106.94	118.72
	Euro	0.73	0.79	0.95
	Brazilian real	2.66	2.90	3.54

Average rates of the year used for the consolidated income
and cash flow statements, to translate the following
currencies into US$, are:
	Swiss franc	1.25	1.35	1.57
	British pound sterling	0.55	0.61	0.67
	Japanese yen	108.06	116.54	125.55
	Euro	0.81	0.89	1.07
	Brazilian real	2.94	3.12	2.89

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

Foreign Exchange Rates

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid.

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

Fair Value Hedges

The Group maintains interest rate swaps involved in the exchange of fixed for floating rate interest payments that qualify for hedge accounting as designated fair value hedges relating to bond liabilities. The fair value movements of these interest rate swaps that hedge interest rate risk are included in the income statement. There is an immaterial amount of hedge ineffectiveness on these swaps.

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

Syngenta uses forward contracts and net purchased currency options to hedge anticipated foreign currency cash flows. These all qualify for hedge accounting and are designated as foreign currency cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges.

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

Gains and losses on cash flow hedges are ultimately recorded in the income statement consistently with the underlying hedged item. Any gains or losses on cash flow hedges arising due to hedge ineffectiveness would be shown in the income statement within Financial expense, net.

Undesignated Hedges

Syngenta also maintains cross currency swaps that (economically) convert its floating euro denominated debt into floating US dollar denominated debt. They are not designated as hedges. These cross currency swaps are recorded at fair value and the fair value movements recorded in financial expense in the income statement largely offset the revaluation on the debt liability from euro to US dollar. Additionally, the Group enters into certain foreign currency transactions that are not designated as hedges for accounting purposes. The hedges relate to on balance sheet exposures as part of the group’s committed exposure program. The fair value movements from these transactions are recorded in the income statement.

In 2003, Syngenta used purchased options, based on a basket of equity price indices, to limit its economic exposure to changes in the fair value of equities held by the major defined benefit pension plans which it sponsors. These options were not designated as hedges. Gains and losses on these options were recorded in financial expense, net in the income statement. The changes in fair value of the underlying pension fund equities will affect the reported pension expense in future years. Pension expense is reported within operating income. There were no similar transactions in 2002 or 2004.

The contract values of financial instruments held at December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

Interest Rate Swaps
Less than one year	–	–	–
One to five years	1,491	1,686	1,516
Five to six years	–	–	–
Cross Currency Swaps
Less than one year	–	–	296
One to five years	677	677	677
Five to six years	–	–	–
Foreign Exchange Forward Contracts
Swiss franc	1,865	1,226	534
British pound sterling	1,679	1,254	1,002
Other European currencies	655	714	308
US dollar	1,992	1,383	1,313
Others	289	312	61

Total	6,480	4,889	3,218

Maturities on foreign exchange forward contracts range from 3 to 338 days.

Currency Option Contracts
Swiss franc	669	449	570
British pound sterling	169	285	446
US dollar	182	220	232

Total	1,020	954	1,248

Commodity Forward Contracts
US dollar	90	43	32

Total	90	43	32

Maturities on currency option contracts and commodity forward contracts range from 7 to 336 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta’s exposures.

The notional amounts and fair values of the above instruments at December 31, 2004, 2003 and 2002 are as follows:

	Notional Amount			Positive Fair Value			Negative Fair Value

(US$ million)	2004	2003	2002	2004	2003	2002	2004	2003	2002

Interest Rate Swaps	1,491	1,686	1,516	46	51	38	(24)	(47)	(57)
Cross Currency Swaps	677	677	973	428	347	247	–	–	–
Foreign Exchange Forward Contracts	6,480	4,889	3,218	111	152	62	(57)	(79)	(37)
Currency Option Contracts	1,020	954	1,248	46	59	42	(3)	(18)	–
Commodity Forward Contracts
(designated as cash flow hedges)	90	43	32	5	3	2	–	–	–
Of the above:
Interest Rate Swaps designated as cash
flow hedges	1,044	1,686	1,516	27	34	31	(24)	(31)	(47)
Foreign Exchange Forward Contracts and
Currency Option Contracts designated
as cash flow hedges	1,422	1,552	1,316	67	75	25	(13)	(36)	–

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002

Gains/(losses) recognized in equity	1	27	2
Gains/(losses) removed from equity and recognized in net income	–	–	–
Gains/(losses) adjusted against carrying amount of non-current financial debts	–	–	4

The forecasted future interest payments designated as the hedged item for the above interest rate swaps are expected to occur and be reported in net income as follows:

(US$ million)	2004	2003	2002

Less than one year	4	6	(1)
One to five years	4	3	(13)
Five to six years	–	–	–

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002

Gains/(losses) recognized in equity	51	45	64
Gains/(losses) removed from equity and recognized in net income	41	39	43

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity forward contracts designated as cash flow hedges are as follows:

(US$ million)	2004	2003	2002

Gains/(losses) recognized in equity	(13)	11	3
Gains/(losses) removed from equity and recognized in net income	7	3	–

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

A cost of US$5 million was recorded in net financial expense in 2003 on a purchased option over a basket of equity price indices, related to equities held by defined benefit pension plans sponsored by Syngenta. The value of equities held by Syngenta’s defined benefit pension plans is disclosed in Note 26. There were no similar transactions in 2002 or 2004.

Available-for-sale financial assets

Unrealized gains of US$9 million on re-measuring available-for-sale financial assets to fair value were recognized in equity in 2004 (2003: gains US$17 million; 2002: losses US$40 million). No amounts were reported in net income for the period. Quoted market prices are used to determine fair value for quoted investments.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2004 nor at December 31, 2003. Those embedded derivatives that potentially had to be separately accounted for were found to have an immaterial value as of December 31, 2002.

Off-balance sheet finance

At December 31, 2004, non-recourse factoring amounted to US$7 million (2003: US$6 million: 2002: US$14 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

32. Syngenta’s operations, associates and joint ventures as at December 31, 2004

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 “Accounting Policies” for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Argentina

Syngenta Seeds S.A.	Buenos Aires	100%	ARS	980,000	Sales/Production/
					Research
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,898,205	Sales/Production

Australia

Syngenta Crop Protection Pty Ltd.	North Ryde	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales

Bangladesh

Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production

Belgium

Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales

Bermuda

Syngenta Investment Ltd.	Hamilton	100%	BMD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	BMD	120,000	Insurance

Brazil

Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/
					Research
Syngenta Proteção de Cultivos	São Paulo	100%	BRL	1,141,944,424	Sales/Production/
Ltda.					Research

Canada

Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000	Sales/Production/
					Research
Syngenta Crop Protection Canada,	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Inc.

Chile

Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	–	Sales/Production

China

Syngenta (Suzhou) Crop Protection	Kunshan	100%	CNY	203,747,322	Production
Company Limited
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	10,476,201	Sales
Syngenta (China) Investment	Beijing	100%	CNY	293,564,523	Holding/Sales
Company Limited
Syngenta Nantong Crop Protection	Jiangsu Province	98%	CNY	264,900,506	Production
Company Limited
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales

Colombia

Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production

Costa Rica

Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales

Czech Republic

Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales/Development

Denmark

Syngenta Seeds A/S	Skaelskor	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Egypt

Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

France

Syngenta France S.A.	Saint Cyr l’Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	47,600,000	Sales/Production/
					Development
Syngenta Europe Marketing	Saint Cyr l’Ecole	100%	EUR	10,000	Services
Services S.à.r.l.
Syngenta Production France S.A.S.	Saint Pierre La	100%	EUR	16,500,000	Production
	Garenne
Syngenta Agro. S.A.S.	Saint Cyr l’Ecole	100%	EUR	22,543,903	Sales/Development
Agrosem S.A.	Sacy-Le-Petit	80%	EUR	290,000	Sales
C.C. Benoist	Orgerus	100%	EUR	3,865,552	Sales/Production

Germany

Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/
					Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales

Greece

Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production

Guatemala

Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,400	Sales/Research

Hungary

Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales

India

Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/
					Research
Syngenta Crop Protection Private	Mumbai	100%	INR	275,000,000	Sales/Production
Limited

Indonesia

P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production

Ireland

Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales

Italy

Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/
					Research
Syngenta Seeds S.p.A.	Milan	100%	EUR	5,772,000	Sales/Production/
					Research
Agra Società del Seme S.r.l.	Massa Lombarda	100%	EUR	3,400,000	Sales

Ivory Coast

Syngenta Côte d’Ivoire S.A.	Abidjan	100%	XOF	3,328,640,000	Sales/Production

Japan

Syngenta Seeds K.K.	Chiba-ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/
					Research

Liechtenstein

Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Luxembourg

Syngenta Participations AG & Co.	Luxembourg	100%	USD	100,000	Holding/Finance
SNC
Syngenta Luxembourg Finance (#2)	Luxembourg	100%	USD	12,500	Finance
Sàrl
Syngenta Luxembourg Finance (#2)	Luxembourg	100%	EUR	100,000	Finance
S.c.A.
Syngenta Luxembourg (#1) S.A.	Luxembourg	100%	USD	100,000	Finance

Malaysia

Syngenta Corporation Sdn. Bhd.	Selangor Darul	100%	MYR	10,000,002	Holding
	Ehsan
Syngenta Crop Protection Sdn.	Selangor Darul	85%	MYR	6,000,000	Sales
Bhd.	Ehsan

Mexico

Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,580,000	Sales/Production

Morocco

Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales/Development

Netherlands

Syngenta International	Enkhuizen	100%	EUR	907,560	Holding
Participations B.V.
Syngenta Seeds International B.V.	Enkhuizen	100%	EUR	68,070	Sales/Production/
					Research
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/
					Production/
					Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,260,000	Sales/Production
Syngenta Mogen B.V.	Enkhuizen	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V.	Enkhuizen	100%	EUR	31,583,104	Sales/Production
Syngenta Crop Protection B.V.	Roosendaal	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Enkhuizen	100%	EUR	18,192	Holding
Syngenta Beta B.V.	Enkhuizen	100%	EUR	18,154	Holding
Syngenta Delta B.V.	Enkhuizen	100%	EUR	20,002	Holding
Syngenta Kappa B.V.	Enkhuizen	100%	EUR	20,001	Holding

Pakistan

Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production/
					Development

Panama

Syngenta S.A.	Panama	100%	USD	10,000	Sales

Philippines

Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales

Poland

Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales

Portugal

Syngenta Crop Protection –	Lisbon	100%	EUR	30,000	Sales
Solucões Para A Agricultura,
Lda.

Russian Federation

OOO Syngenta	Moscow	100%	RUR	675,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Singapore

Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	500,000	Sales

South Africa

Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/
					Research

South Korea

Syngenta Seeds Co. Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/
					Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production

Spain

Syngenta Agro S.A.	Madrid	100%	EUR	7,544,828	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/
					Research

Sweden

Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/
					Research

Switzerland

Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/
					Production/
					Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/
					Research
Syngenta Crop Protection	Schweizerhalle	100%	CHF	103,000	Production
Schweizerhalle AG
Syngenta Crop Protection	Münchwilen	100%	CHF	5,010,000	Production/
Münchwilen AG					Research
Syngenta Crop Protection Monthey	Monthey	100%	CHF	70,000,000	Production
SA
CIMO Compagnie Industrielle de	Monthey	50%	CHF	10,000,000	Production
Monthey SA
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,010	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding

Taiwan

Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales

Thailand

Syngenta Crop Protection Limited	Bangkok	100%	THB	72,230,400	Sales/Production/
					Research

Turkey

Syngenta Tarim Sanayi ve Ticaret	Izmir	100%	TRL	2,035,000,000,000	Sales/Production
A.S.

United Kingdom

Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/
					Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK	Whittlesford	100%	GBP	500	Sales/Research
Limited
Syngenta Grimsby Limited	Guildford	100%	GBP	16,500,000	Production

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding/Finance
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Holding/Finance
Syngenta Europe Limited	Guildford	100%	GBP	1	Management Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/
					Production/
					Research

USA

Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/
					Research
Syngenta Seeds, Inc.	Golden Valley MN	100%	USD	–	Sales/Production/
					Research
Syngenta Biotechnology, Inc.	Research Triangle	100%	USD	–	Research
	Park, NC
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding/Finance
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Intellectual Property
GB Biosciences Corporation	Greensboro, NC	100%	USD	–	Sales/Production
Advanta USA, Inc.	Slater, IA	90%	USD	101	Sales/Research
Golden Seed Company, Inc.	Cordova, IL	90%	USD	1,477	Sales/Production
Garwood Seed Co.	Stonington, IL	90%	USD	56,916	Sales/Production
J.C. Robinson Seeds Inc.	Waterloo, NE	90%	USD	472,927	Sales/Production/
					Research
Sommer Bros. Seeds Co.	Pekin, IL	90%	USD	123,700	Sales
Thorp Seed Co.	Clinton, IL	90%	USD	240,000	Sales
Dulcinea Farms, LLC	Ladera Ranch,CA	51%	USD	–	Sales/Development
Zymetrics, Inc.	Golden Valley, MN	100%	USD	–	Sales/Production/
					Research

Ukraine

TOV Syngenta	Kiev	100%	USD	15,000	Sales

Vietnam

Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

(1) Currency code used is according to ISO 4217.

In addition, Syngenta is represented by operations, associates or joint ventures in the following countries: Austria, Democratic Republic of Congo, Croatia, Cuba, Dominican Republic, Ecuador, Finland, Guadeloupe, Iran, Kenya, Kazakhstan, New Zealand, Nigeria, Norway, Paraguay, Peru, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Swaziland, Uruguay, Venezuela, and Zimbabwe.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2004 it had a market capitalization of INR 13,175 million.

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta’s consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. 2003 and 2002 comparative figures have been adjusted to apply retroactively the changes in accounting policies described in Note 2 and in the remainder of this note.

(US$ million, except earnings per share amounts)	Notes	2004	2003 (adjusted)	2002 (adjusted)

Net income/(loss) reported under IFRS attributable
to Syngenta AG shareholders		460	250	(65)

US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	62	43	46
Purchase accounting: other acquisitions	b	(62)	(67)	(167)
Restructuring charges	c	47	32	(3)
Pension provisions (including post-retirement benefits)	d	43	2	1
Deferred taxes on stock-based compensation	e	(3)	2	2
Deferred taxes on unrealized profit in inventory	f	(61)	36	(4)
Impairment losses	g	(1)	(3)	(30)
Other items	h	(17)	(4)	(2)
Valuation allowance against deferred tax assets	i	(34)	–	–
Tax on undistributed earnings of subsidiaries	j	(27)	–	–
Deferred tax effect of US GAAP adjustments		(55)	(41)	24

Net income/(loss) reported under US GAAP		352	250	(198)

Basic earnings/(loss) per share under US GAAP
Continuing operations		4.14	2.42	(2.01)
Discontinued operations		(0.79)	0.04	0.06

Total		3.35	2.46	(1.95)

Diluted earnings/(loss) per share under US GAAP
Continuing operations		4.10	2.41	(2.01)
Discontinued operations		(0.78)	0.04	0.06

Total		3.32	2.45	(1.95)

(US$ million)	Notes	2004	2003 (adjusted)	2002 (adjusted)

Shareholders’ Equity reported under IFRS		5,658	5,056	4,350

US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(483)	(494)	(483)
Purchase accounting: other acquisitions	b	806	868	931
Restructuring provisions	c	76	26	(7)
Pension provisions (including post-retirement benefits)	d	(176)	(166)	(97)
Deferred taxes on stock-based compensation	e	(13)	4	3
Deferred taxes on unrealized profit in inventory	f	(79)	(3)	(37)
Impairment losses	g	23	23	23
Other items	h	32	32	27
Valuation allowance against deferred tax assets	i	(35)	–	–
Tax on undistributed earnings of subsidiaries	j	(27)	–	–
Deferred tax effect of US GAAP adjustments		(134)	(144)	(174)

Shareholders’ Equity reported under US GAAP		5,648	5,202	4,536

(US$ million)	2004	2003 (adjusted)	2002 (adjusted)

Components of shareholders’ equity in accordance with US GAAP:
Share capital	525	667	667
Additional paid-in capital	5,223	5,195	5,182
Treasury shares, at cost	(329)	(504)	(512)
Retained deficit	(282)	(366)	(551)
Accumulated other comprehensive income:
– Currency translation adjustment	520	202	(233)
– Unrealized holding gains/(losses) on available-for-sale financial assets	34	24	2
– Unrealized holding gains/(losses) on derivative financial instruments
designated as cash flow hedges	73	66	13
– Additional minimum pension liability adjustment	(229)	(169)	(94)
– Deferred taxes	113	87	62

Total	5,648	5,202	4,536

Changes in shareholders’ equity in accordance with US GAAP are as follows:

(US$ million)			(Adjusted)

January 1, 2002 (US GAAP)			4,418

Net loss for the year under US GAAP attributable to Syngenta AG shareholders			(198)
Issuance of shares under employee share purchase plan			14
Dividends paid to group shareholders			(48)
Unrealized holding gains on available-for-sale financial assets			13
Net gains on derivative financial instruments designated as cash flow hedges			30
Additional minimum pension liability			(94)
Income taxes credited to shareholders’ equity			61
Foreign currency translation adjustment			340

December 31, 2002 (US GAAP)			4,536

Net income for the year under US GAAP attributable to Syngenta AG shareholders			250
Issuance of shares under employee share purchase plans			21
Dividends paid to group shareholders			(65)
Unrealized holding gains on available-for-sale financial assets			22
Net gains on derivative financial instruments designated as cash flow hedges			53
Additional minimum pension liability			(75)
Income taxes credited to shareholders’ equity			25
Foreign currency translation adjustment			435

December 31, 2003 (US GAAP)			5,202

Net income for the year under US GAAP attributable to Syngenta AG shareholders			352
Re-issuance of Treasury shares under employee share purchase plans			32
Share based compensation			33
Sale of treasury shares in exchange for own equity instruments			4
Repurchase of shares under share repurchase program			(143)
Cash impact of share options related to share repurchase program			9
Dividends paid to group shareholders as par value reduction			(142)
Unrealized holding gains on available-for-sale financial assets			10
Net gains on derivative financial instruments designated as cash flow hedges			7
Additional minimum pension liability			(54)
Income taxes credited to shareholders’ equity			28
Foreign currency translation adjustment			310

December 31, 2004 (US GAAP)			5,648

The effect of changes in accounting policies on each component of equity affected by these changes was as follows:

(US$ million)	Retained earnings	Cumulative translation adjustment	Total shareholders' equity

Changes in shareholders’ equity prior to December 31, 2001
Reclassification of unrealized losses on inter-company loans	(1)	1	–
Deferred tax on a share-based compensation expense	1	–	1

Cumulative effect as of January 1, 2002	–	1	1

2002 changes in shareholders’ equity:
Net income/(losses) attributable to Syngenta AG shareholders	(33)	–	(33)
Issue of shares under employee share purchase plans	8	–	8
Reclassification of unrealized losses on inter-company loans	–	30	30
Income taxes credited directly to equity	(3)	–	(3)

December 31, 2002	(28)	31	3

2003 changes in shareholders’ equity:
Net loss attributable to Syngenta AG shareholders	(12)	–	(12)
Issue of shares under employee share purchase plans	13	–	13
Reclassification of unrealized losses on inter-company loans	–	4	4
Income taxes credited directly to equity	(1)	–	(1)

December 31, 2003	(28)	35	7

a: Purchase accounting: Zeneca agrochemicals business

The November 13, 2000 merger of Novartis agribusiness and Zeneca agrochemicals business to form Syngenta has been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method under US GAAP rules then in force differed from IFRS, mainly in the following areas:

–	In-Process Research and Development costs of US$365 million were expensed for US GAAP in 2000 but were treated as part of goodwill for IFRS.

–	Exit costs of US$174 million associated with restructuring Zeneca agrochemicals business increased goodwill for US GAAP but were expensed for IFRS because IAS 22 had a shorter time period for recognizing such costs in goodwill than does EITF 95-3.

–	Additional evidence became available before the end of 2001, which changed the estimated values of certain assets and liabilities as of the acquisition date. For IFRS, goodwill was adjusted for these changes in accordance with IAS 22 paragraph 71, whereas for US GAAP, 2001 net income was reduced by US$364 million. As a result US GAAP property, plant and equipment and intangible asset carrying amounts at January 1, 2002 were lower than the IFRS carrying amounts of these assets by US$54 million and US$47 million, respectively. US GAAP depreciation and amortization expense for subsequent periods has consequently been lower than the IFRS expense.

Subsequent IFRS and US GAAP accounting has led to further differences:

–	In 2004, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$51 million (2003: US$54 million; 2002: US$23 million) reduction in income tax liabilities. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition – in this case, after December 31, 2001. Under US GAAP (EITF 93-7 and SFAS 109), changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

–	With effect from January 1, 2002, Syngenta adopted SFAS 142 and consequently ceased to amortize goodwill for US GAAP. For IFRS, Zeneca agrochemicals business goodwill of US$694 million has continued to be amortized over 20 years, and the IFRS goodwill amortization expense is added back in deriving US GAAP net income.

The purchase price allocation was as follows under US GAAP:

(US$ million)	2004 purchase price allocation	2004 changes	2003 purchase price allocation	2003 changes	2002 purchase price allocation	2002 changes

Intangible assets related to marketed products	1,491	–	1,491	–	1,491	–
Property, plant and equipment	1,200	–	1,200	–	1,200	–
Assembled workforce	142	–	142	–	142	–
Other identifiable intangible assets	149	–	149	–	149	–
In-process R&D	365	–	365	–	365	–
Current assets	2,013	–	2,013	–	2,013	–
Current liabilities	(2,166)	–	(2,166)	–	(2,166)	–
Other net liabilities	(1,496)	51	(1,547)	54	(1,601)	23
Goodwill	67	(51)	118	(54)	172	(23)

Total	1,765	–	1,765	–	1,765	–

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

	2004		2003		2002
	Components to reconcile		Components to reconcile		Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity

Property, plant and equipment	22	(20)	6	(42)	6	(48)
Intangible assets – marketed products	2	(41)	2	(42)	2	(44)
Goodwill	38	(422)	35	(410)	38	(391)

Total adjustment	62	(483)	43	(494)	46	(483)

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2004, 2003 and 2002 related to other acquisitions are as follows:

	2004		2003		2002
	Components to reconcile		Components to reconcile		Components to reconcile
(US$ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity

Ciba-Geigy	(88)	691	(84)	779	(174)	864
Pre-1995 goodwill	–	81	–	81	(8)	81
Merck goodwill	6	(11)	6	(17)	6	(23)
Other goodwill	20	45	11	25	9	9

Total	(62)	806	(67)	868	(167)	931

Ciba-Geigy

Novartis, the former parent company of Novartis agribusiness, Syngenta’s predecessor, was formed on December 20, 1996 by the merger of Sandoz and Ciba-Geigy. The merger was accounted for as a uniting (pooling) of interests under IFRS business combination rules then in force, but US GAAP rules required accounting under the purchase method, with Sandoz deemed to be the acquirer. The fair value of net assets acquired exceeded the purchase price, resulting in negative goodwill of US$1,163 million. Acquired non-current non-monetary assets were reduced by this amount and by the allocation of the deferred tax adjustment arising from that reduction. Therefore, no goodwill is carried on the balance sheet for either IFRS or US GAAP. However, the US GAAP carrying amounts of acquired property, plant and equipment and intangible assets are based on their fair values at the acquisition date. The intangible asset fair values are greater than the equivalent IFRS carrying amounts, which were not revalued; US GAAP amortization expense for subsequent periods has consequently been greater than the IFRS expense.

The purchase price allocation was as follows under US GAAP:

(US$ million)

Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In-process R&D	866
Other net assets	1,471

Total	5,476

The US GAAP fair values of certain former Ciba-Geigy products were reviewed to consider the effects of the Zeneca agrochemicals business acquisition and other changes in market conditions. An impairment loss of US$83 million was recorded against the US GAAP carrying amount of certain product rights and this loss is included in the adjustment for 2002.

Pre-1995 Goodwill

Prior to January 1, 1995, Sandoz, Syngenta’s predecessor, wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill, which was capitalized in accordance with US GAAP. In accordance with SFAS 142, this goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

The May 10, 1997 acquisition of product rights and related net assets from Merck & Co. Inc. by Novartis agribusiness, Syngenta’s predecessor, was accounted for under the purchase method for both IFRS and US GAAP. Under IFRS rules then in force, US$38 million in-process research and development was treated as part of goodwill, whereas under US GAAP it was expensed at the time of acquisition. As a result, IFRS goodwill of US$91 million at the acquisition date exceeded US GAAP goodwill. In accordance with SFAS142, US GAAP goodwill ceased to be amortized as from January 1, 2002. IFRS goodwill is amortized over 15 years. IFRS amortization expense is added back in deriving US GAAP net income.

Other Goodwill

IFRS amortization expense is added back in deriving US GAAP net income.

Advanta and Golden Harvest®

The acquisitions of Advanta and Golden Harvest®, which are further described in Note 3, have been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method differs as follows:

–	Syngenta announced before the acquisitions that it intended to restructure the combined NAFTA corn and soy seed businesses once the acquisitions had completed. IFRS 3 requires exit costs related to restructuring acquired businesses to be expensed, whereas US GAAP (EITF 95-3) requires goodwill to be increased by the amount of exit costs if exit plans are finalized within 12 months of acquisition and implemented within a further limited period. Restructuring costs of US$9 million less related deferred tax of US$4 million have been expensed for IFRS in 2004 but have been added to goodwill for US GAAP.

–	IAS 38 (revised March 2004) requires in-process research and development to be recognized as an intangible asset and subsequently tested for impairment annually until the development leads to the introduction of a marketed product. US GAAP requires in-process research and development to be expensed if its technological feasibility has not been established and there is no alternative future use for it. In-process research and development of US$4 million capitalized as an intangible asset for IFRS has been expensed for US GAAP in 2004.

–	The transaction agreements for Golden Harvest ® give both Syngenta and the former owners of Golden Harvest ® options to transfer to Syngenta the remaining 10% shareholding under certain future circumstances. Syngenta’s option has been accounted for as an asset, and the former owners’ option as a liability. For IFRS, both options are measured at fair value at the balance sheet date; the net effect on the consolidated financial statements is not material. For US GAAP, the former owners’ option is measured at fair value at the balance sheet date, whereas Syngenta’s option is carried at its fair value at the acquisition date and is not marked to market.

The provisional purchase price allocation for these two acquisitions in accordance with US GAAP is as follows:

	Advanta			Golden Harvest®

	Fair value (Provisional)			Fair value (Provisional)

	Carrying amount	Adjustments	Fair values	Carrying amount	Adjustments	Fair values

Cash and cash equivalents	60	–	60	33	–	33
Trade receivables	73	–	73	49	–	49
Other receivables and current assets	15	(4)	11	5	–	5
Inventories	44	18	62	48	5	53
Property, plant & equipment	33	19	52	26	16	42
Intangible assets	–	39	39	–	22	22
In-process research and development	–	3	3	–	1	1
Deferred tax assets	13	2	15	8	3	11
Assets held for resale	195	–	195	–	–	–
Trade accounts payable	(32)	–	(32)	(72)	–	(72)
Financial debts	(72)	–	(72)	(24)	–	(24)
Income taxes payable	(7)	(2)	(9)	(1)	–	(1)
Other current liabilities	(4)	(11)	(15)	(15)	–	(15)
Provisions	–	–	–	(2)	(8)	(10)
Deferred tax liabilities	(7)	(24)	(31)	(6)	(16)	(22)
Other liabilities	–	(10)	(10)	–	–	–

Net assets acquired	311	30	341	49	23	72
Minority interest	(6)	(3)	(9)	(5)	(2)	(7)

Syngenta AG shareholders’ interest	305	27	332	44	21	65

Purchase price paid, including acquisition costs			580			187

Goodwill			248			122

2004 Post-acquisition Profit/(Loss) of acquiree			(29)			(35)

The seeds business is highly seasonal. The Advanta and Golden Harvest® acquisitions were made at the end of the selling season. Post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

Pro forma disclosures for Post-combination Syngenta group:

The following pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

	2004	2003

Pro forma net income in accordance with US GAAP (unaudited)	408	250
Pro forma earnings per share in accordance with US GAAP (unaudited)
Basic:	4.16	2.43
Fully diluted:	4.13	2.43

The initial accounting for Advanta and Golden Harvest® has been determined provisionally. Reports on the valuation of both acquired businesses were commissioned before the acquisition date. However, audited balance sheets of the Golden Harvest® entities as of the acquisition date did not become available until shortly before the end of 2004, and completion of the valuation work has consequently been delayed. The value of certain acquired Advanta assets may be affected by legal proceedings. Adjustments may be made to purchase accounting in 2005.

The weighted average amortization period of the acquired intangibles is 11 years. Syngenta expects to claim a tax deduction for the goodwill in future periods’ tax returns.

Other goodwill

The adjustment for Other goodwill mainly represents the amortization expense charged in accordance with IFRS on goodwill arising from the business combinations detailed in Note 3 to the financial statements. In accordance with SFAS 142, this goodwill has not been amortized.

c: Restructuring charges

Under IFRS, restructuring charges are accrued in full against operating income in the period in which Syngenta develops a detailed formal plan in respect of the restructuring, a valid expectation has been raised in those affected by the restructuring that termination benefits will be paid, and the amount can be reasonably estimated. Provision is made for the cost of terminating contracts which have or will become onerous as a result of restructuring plans when it becomes probable that the costs of fulfilling the contract exceed the economic benefits Syngenta will obtain from it.

Exit or disposal activities initiated before January 1, 2003 have continued to be accounted for in accordance with EITF 94-3 and 95-3.

For US GAAP, Syngenta has applied SFAS No. 146 to exit and disposal initiatives initiated after December 31, 2002. Certain employees affected by these restructuring initiatives will continue to work beyond the minimum retention period stipulated by SFAS 146. Where this is the case, SFAS 146 requires that employee termination costs are accrued ratably over the remaining service period of the employees. SFAS 146 also requires onerous contract termination costs to be recognized only when legal notice of termination has been given or an agreement to terminate has been made, or, for onerous leases, when the leased premises have been vacated. Consequently, restructuring charges of US$47 million which have been recognized for IFRS in net income for the year ended December 31, 2004 (2003: US$32 million) will be recognized for US GAAP in future periods, as the employees complete their remaining service and the criteria for recognizing onerous contract provisions are fulfilled.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under US GAAP:

(US$ million)	2004	2003	2002

Restructuring provisions in accordance with IFRS	273	262	273
Adjustments in restructuring provisions to accord with US GAAP	(76)	(26)	7

Restructuring provisions in accordance with US GAAP	197	236	280

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002

Employee termination costs	(53)	(21)	7
Other third party costs	(23)	(5)	–

Adjustments to restructuring provisions to accord with US GAAP	(76)	(26)	7

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002

Employee termination costs	118	124	177
Other third party costs	79	112	103

Restructuring provisions in accordance with US GAAP	197	236	280

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002

Total charges in accordance with IFRS	221	175	262
Adjustments in restructuring charges to accord with US GAAP	(56)	(32)	3

Restructuring charges in accordance with US GAAP	165	143	265

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2004	2003	2002

Restructuring provision recognition	(47)	(32)	3
Fair value adjustments (Note 33b)	(9)	–	–

Adjustments to restructuring charges to accord with US GAAP	(56)	(32)	3

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 2002), “Employee Benefits”. For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”, other post-employment benefits are recorded in accordance with SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” and the disclosure is presented in accordance with SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. Syngenta adopted SFAS No. 87 as of January 1, 1998, whereas it adopted IAS 19 (revised 2002) as of January 1, 1999; the difference in adoption dates results in a change in unrecognized actuarial amounts and the timing of any related amortization for both pension and post-retirement benefit plans. Application of IFRS and US GAAP rules results in consistent valuation of the projected benefit obligation and plan assets for Syngenta except that the effects of certain plan settlements on plan assets and liabilities have been recognized earlier for IFRS than for US GAAP.

For the year ended December 31, 2004, Syngenta recorded a debit to shareholders’ equity of US$54 million (2003: US$75 million; 2002: US$94 million) to record the additional minimum pension liability required by SFAS No. 87. Unlike IAS 19, SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in reported ABO basis deficits for Syngenta’s main pension plans in the UK and the USA.

As described in Note 26, past service cost of US$60 million related to the Swiss pension plan rule change was expensed for IFRS in 2004. For US GAAP, in accordance with SFAS No. 87, this cost is being amortized over the expected future service period of that part of the workforce which was affected – approximately 8 years.

Curtailment and settlement gains were recognized in 2004, 2003 and 2002 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2002), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses recognized for IFRS in net income (2003: net income; 2002: net loss) have not been recognized for US GAAP. Also, under IAS 19 (revised 2002), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS have not been recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net income (2003: net income; 2002: net loss) have not been recognized for US GAAP, while certain gains were recognized for US GAAP in 2003 which were recognized for IFRS in previous periods.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2004	2003	2002

Asset/(liability) recognized for IFRS	(110)	(17)	38
Difference in unrecognized past service costs	64	5	6
Additional minimum pension liability for US GAAP	(229)	(169)	(94)
Effect of curtailment recognition timing on reported funded status	(11)	(6)	(9)
Difference in unrecognized actuarial gains and losses	10	14	14

Prepaid asset/(liability) recognized for US GAAP	(276)	(173)	(45)

Net periodic benefit cost recognized for IFRS	221	175	117
Past service cost	(55)	2	(2)
Curtailment and settlement gains/(losses)	11	(3)	(10)
Amortization of actuarial amounts	3	1	3

Net periodic benefit cost recognized for US GAAP	180	175	108

Other post-retirement benefits

(US$ million)	2004	2003	2002

Liability recognized for IFRS	(39)	(70)	(112)
Difference in unrecognized amounts	(9)	(11)	(13)

Liability recognized for US GAAP	(48)	(81)	(125)

Net periodic benefit cost recognized for IFRS	14	16	10
Amortization of actuarial amounts	(2)	(2)	8

Net periodic benefit cost recognized for US GAAP	12	14	18

e: Stock-based compensation and deferred tax thereon

Effective January 1, 2004, Syngenta has adopted the fair value method of accounting for stock-based compensation awards to employees. This method required the fair value of equity awards to be expensed in the income statement, in accordance with SFAS No. 123. In previous financial statements, Syngenta applied the intrinsic value method in accordance with Accounting Principles Board Option (APB) No. 25. Syngenta has chosen to use the full retroactive restatement transition method on adopting the fair value method, as permitted by SFAS No. 148. US GAAP net income for 2002 and 2003 has been adjusted to show the pro forma SFAS 123 expense disclosed in previous financial statements as actual expense for the periods. Syngenta has chosen the fair value method and the retroactive restatement transition method because it believes that these methods provide the most relevant information for financial statement users, and because these choices align Syngenta’s IFRS and US GAAP accounting policies for stock compensation expense. As a result, stock compensation expense was the same for IFRS and US GAAP in all periods presented.

IFRS 2 requires a deferred tax asset to be recognized for stock compensation as if the market value of Syngenta shares at the period end, less the price payable by the employee, was the tax base for the stock based payment transaction. SFAS 123 requires the deferred tax asset to be calculated as if the cumulative stock compensation expense recognized was the tax base for the transaction. For the periods presented, this had the following effects on deferred tax amounts in the financial statements:

Income tax expense/(credit) in net income

(US$ million)	2004	2003	2002

In accordance with IFRS
Current income tax	(5)	(1)	(1)
Deferred income tax	(8)	(2)	–
Total income tax in accordance with IFRS	(13)	(3)	(1)
Adjustments in accordance with US GAAP	3	(2)	(2)

In accordance with US GAAP	(10)	(5)	(3)

Income tax expense/(benefit) in shareholders’ equity

(US$ million)	2004	2003	2002

In accordance with IFRS	(14)	(1)	–
Adjustments in accordance with US GAAP	14	1	–

In accordance with US GAAP	–	–	–

f: Deferred taxes on unrealized profit in inventory

Under IAS 12 (revised 2000), unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. The tax effect thereon is calculated with reference to the local tax rate of the company that holds the inventory (the buyer) at the period-end. However, US GAAP prohibits the recognition of a deferred tax asset for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the historical consolidated financial statements and requires the deferral of the seller’s tax expense incurred upon the intercompany sale.

g: Impairment losses

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This led to impairments of US$23 million being recognized for the year ended December 31, 2002. Since the adoption of SFAS 142, under US GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of a reporting unit. Under SFAS 131, Syngenta’s operating segments are the same as its reportable segments.

Hence under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, 2004, 2003 and 2002. As a result in 2002, impairment was recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2004 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Available-for-sale financial assets

Under IAS 39, where an entity has chosen to report changes in fair value of available-for-sale financial assets in shareholders’ equity, it continues to do so even if the market value of an asset falls below cost, unless impairment is objectively evidenced by events such as default, bankruptcy or significant financial difficulty of the investee occurring or becoming probable. These events have not occurred or become probable in respect of any available-for-sale assets held by Syngenta and, accordingly, no impairment has been recorded for IFRS. However, under SFAS 115 as interpreted by SAB 59, impairment is recorded when there is a decline, which is other than temporary, in the value of an available-for-sale security with a readily determinable fair value, unless there is objective evidence that the asset can be realized in the near term at a value in excess of its current market price. Therefore, due to the decline in the market price of certain quoted available-for-sale assets to a level below their original cost, Syngenta has recorded an impairment loss of US$1 million (2003: US$3 million, 2002: US$53 million) within the US GAAP net income (2003: net income, 2002: net loss) in relation to these assets.

Gross proceeds from the sale of available-for-sale financial assets during 2004 were US$nil (2003: US$4 million, 2002: US$3 million). There were no disposals during 2004 (2003 and 2002: Gains and losses on disposal were not material).

There were no available-for-sale financial assets with unrealised losses for US GAAP at December 31, 2004.

Syngenta’s share of the unrealized losses on available-for-sale securities held by an associated company is US$nil on a post-tax basis, according to the most recent valuations available at December 31, 2004 (2003: share of unrealized losses US$2 million).

h: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e., the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under

US GAAP, Syngenta would have capitalized US$nil million, US$5 million and US$1 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2004, 2003 and 2002 respectively. This amount is net of amortization expense of US$3 million, US$2 million and US$4 million respectively.

(2) Capitalized software

Syngenta capitalized software costs in accordance with IAS 38 as from January 1, 2000. For US GAAP purposes, costs incurred in the development of software for internal use have been capitalized from January 1, 1999, the date on which Syngenta adopted the provisions of Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. These costs were amortized over a three-year period. Under US GAAP, for the year ended December 31, 2002, related amortization would have exceeded the relevant capitalized software costs by US$3 million. There is no difference in amortization expense for 2003 or 2004.

(3) Cash flow hedges

Recognition in 2004 net income of US$16 million, (2003: US$9 million) of unrealized gains on derivative financial instruments has been deferred for US GAAP in accordance with the guidance in SFAS 133 implementation issue H13. Gains and losses recognized in shareholders’ equity on derivative financial instruments recognized as cash flow hedges are as follows as at December 31:

(US$ million)	2004	2003	2002

In accordance with IFRS, before income taxes	48	57	13
Additional amounts deferred in shareholders’ equity for US GAAP	25	9	–

In accordance with US GAAP	73	66	13

(i) Valuation allowance against deferred tax assets

IAS 12, “Income Taxes” requires a deferred tax asset to be recognized for unused tax losses and other deductible temporary differences to the extent that it is probable that future taxable profit will be available to allow their utilization. A deferred tax asset has been recognized in full for unused tax losses and other temporary differences of US$35 million in France. The majority of the tax losses have been incurred in association with three recent restructuring initiatives which have been or are being implemented. In the opinion of management, the restructuring activity is unlikely to recur, and will result in significant future financial benefits which will enable the tax losses to be fully utilized.

SFAS No. 109, “Accounting for Income Taxes” requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. However, where cumulative recent losses have been incurred, based on the criteria in SFAS No. 109, future projections of income alone, which are by their nature subject to estimation uncertainty, are not generally sufficient to support a position that a valuation allowance is not needed. In assessing the potential need for a valuation allowance for the French deferred tax assets, therefore, Syngenta has not taken account of the future forecast benefits of the restructuring in France. Accordingly, a valuation allowance of US$34 million has been recognized for these deferred tax assets.

(j) Income tax on undistributed earnings of subsidiaries

In accordance with IAS 12, no deferred tax liability is recognized for the irrecoverable withholding tax which would be payable if the retained earnings of subsidiaries were distributed to the parent company, if the parent has determined that no distribution will be made in the foreseeable future. Syngenta has recognized a deferred tax liability in line with its best estimate of future distributions by group subsidiaries. This is shown within “other” deferred tax liabilities in Note 16 above. However, for US GAAP, APB No. 23 and SFAS No. 109 require full provision to be made assuming all earnings will be distributed, unless there is evidence that the subsidiaries’ reinvestment requirements would prevent distribution of their retained earnings. An additional US$27 million deferred tax liability and expense have been recognized for US GAAP in 2004 in respect of subsidiaries where distribution of earnings would be possible but no distribution of earnings is currently planned.

Additional US GAAP disclosures

Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for the years ended December 31, 2004, 2003 and 2002.

(US$ million)	2004	2003	2002

Numerator:
Net income/(loss) attributable to Syngenta AG shareholders	352	250	(198)
Denominator:
Weighted-average number of shares basic	105,208,929	101,682,672	101,541,119
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares	672,031	62,069	–
Grants of Syngenta AG shares	134,409	55,158	–

Weighted-average number of shares-diluted	106,015,369	101,799,899	101,541,119

An option over 4.5 million ordinary shares with an exercise price of CHF 138 per share was outstanding as from February 10, 2004 and remained outstanding as of December 31, 2004. It has been excluded from the computation of diluted earnings per share as its effect would have been antidilutive.

Options to purchase 1.7 million ordinary shares with exercise prices ranging from CHF 76.5 to CHF 98.0 per share were outstanding during 2003, but were excluded from the computation of diluted earnings per share, as their effect would have been antidilutive. In 2002, as a net loss was incurred, all options outstanding were considered antidilutive for US GAAP.

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$283 million, US$276 million and US$296 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)

2005	287
2006	287
2007	247
2008	226
2009	225

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002 were as follows:

(US$ million)	2004	2003	2002

January 1	459	506	458
Movements due to purchase business combinations	327	(48)	(23)
Amortization expense	–	–	–
Impairment losses	–	(2)	–
Other movements	(4)	–	62
Translation effects	12	3	9

December 31	794	459	506

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2004	2003	2002

January 1	339	387	331
Movements due to purchase business combinations	(48)	(48)	(23)
Amortization expense	–	–	–
Impairment losses	–	(2)	–
Other movements	(4)	2	70
Translation effects	10	–	9

December 31	297	339	387

Seeds

(US$ million)	2004	2003	2002

January 1	120	119	127
Movements due to purchase business combinations	375	–	–
Amortization expense	–	–	–
Impairment losses	–	–	–
Other movements	–	(2)	(8)
Translation effects	2	3	–

December 31	497	120	119

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2004 was US$129 million (2003: US$121 million; 2002: US$121 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2004, 2003 and 2002 were US$217 million, US$179 million and US$152 million respectively. Advertising and promotion costs are expensed as incurred.

Taxes

Income tax expense from continuing operations in accordance with US GAAP consists of the following:

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

Current	(146)	(177)	(153)
Deferred	33	37	108

Total income tax (expense)/benefit from continuing operations	(113)	(140)	(45)

Deferred income taxes in accordance with US GAAP consist of the following:

				2003	2002
(US$ million)			2004	(adjusted)	(adjusted)

Assets associated with:
	–	inventories	169	136	102
	–	accounts receivable	75	62	60
	–	property, plant and equipment	16	14	12
	–	pension and employee costs	107	152	144
	–	other provisions	262	240	198
	–	net operating losses	212	344	211
	–	financial instruments, including derivatives	24	14	22
	–	other	194	83	68

Total assets			1,059	1,045	817
Less valuation allowance			(192)	(312)	(203)

Total assets, net			867	733	614

Liabilities associated with:
–		property, plant and equipment depreciation	289	224	221
–		intangible assets	713	742	790
–		pension and employee costs	13	32	27
–		inventories	42	35	33
–		financial instruments, including derivatives	59	85	54
–		other provisions and accruals	213	152	131

Total liabilities			1,329	1,270	1,256

Net deferred tax asset/(liability)			(462)	(537)	(642)

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta’s effective tax rate.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)			2004	2003	2002

January 1			(312)	(203)	(209)
Net operating losses and deductible temporary differences:
	–	arising during the period but not recognized	(11)	(101)	(57)
	–	which arose in previous periods and were recognized in the period	112	(6)	23
	–	which expired during the period	25	1	–
Translation effects			(6)	(3)	40

December 31			(192)	(312)	(203)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2004. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdictions where valuation allowances against tax losses have been established are China, Brazil, Argentina, the Netherlands and the USA.

Analysis of tax rate

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2004, 2003 and 2002 are given below. The analyses for 2003 and 2002 have been adjusted to reflect the retroactive application of accounting policy changes, as described in Note 2 and this note.

		2003	2002
	2004	(adjusted)	(adjusted)
	%	%	%

Statutory tax rate	25	25	25
Overseas income taxed at different rates	2	(19)	(3)
Effect of disallowed expenditures	(8)	12	(13)
Effect of utilization of previously unrecognized deferred tax assets	(23)	(18)	13
Effect of non-recognition of tax losses in current year	2	18	(9)
Effect of change in tax rates on opening deferred tax balances	–	–	(1)
Increase in valuation allowance against previously recognized deferred tax assets	6	3	(21)
Changes in prior year estimates and other items	17	15	(8)

Effective tax rate	21	36	(17)

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2004, 2003 and 2002 would be allocated as follows:

(US$ million)	2004	2003	2002

Income tax benefit that would be reported in the consolidated statement
of net income	150	270	155
Goodwill	42	42	48

Total	192	312	203

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission but is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows. 2003 and 2002 comparatives have been adjusted to apply retroactively the accounting policy changes described in Note 2 and this Note.

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

Net income/(loss) under US GAAP	352	250	(198)
Other comprehensive income:
Unrealized holding gains/(losses) on available-for-sale financial assets	10	22	13
Net gains/(losses) on derivative financial instruments designated as
cash flow hedges	7	53	30
Foreign currency translation adjustment	310	435	340
Additional minimum pension liability adjustment	(54)	(75)	(94)
Income tax charged to other comprehensive income	28	25	61

Comprehensive income/(loss) under US GAAP	653	710	152

Total income tax (expense)/benefit for the period was allocated as follows:

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

To continuing operations	(113)	(140)	(32)
To discontinued operations	1	(1)	(13)
To gains and losses included directly in comprehensive income	28	25	61

Total income tax (expense)/benefit for the period	(84)	(116)	16

The income tax (charged)/credited to other comprehensive income was as follows:

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

On unrealized holding gains/losses on available-for-sale financial assets	(4)	(3)	3
On unrealized gains/losses on derivative financial instruments designated as cash
flow hedges	(3)	(11)	(1)
On additional minimum pension liability	20	22	38
On equity movements associated with spin-off from Novartis AG	–	–	8
On items included in foreign currency translation adjustment	15	17	13

Total tax (charge)/credit on comprehensive income/(loss)	28	25	61

Income/(losses) before tax from continuing operations consists of:

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

Switzerland	238	193	127
Foreign	303	191	(297)

Total	541	384	(170)

Income tax (expense)/benefit from continuing operations consists of:

		2003	2002
(US$ million)	2004	(adjusted)	(adjusted)

Current income tax expense
Switzerland	(22)	(22)	2
Foreign	(124)	(195)	(113)

Total	(146)	(217)	(111)

Deferred income tax expense
Switzerland	76	(5)	(42)
Foreign	(43)	82	121

Total	33	77	79

Total income tax expense
Switzerland	54	(27)	(40)
Foreign	(167)	(113)	8

Total	(113)	(140)	(32)

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

	Pension			Other post-retirement benefits

(US$ million)	2004	2003	2002	2004	2003	2002

Benefit obligation
At beginning of year	3,382	2,884	2,325	176	138	113
Current service cost	126	113	99	2	2	2
Interest cost	176	153	135	10	10	8
Curtailments and settlements	29	13	12	–	–	1
Plan amendments	25	(2)	–	(3)	(1)	–
Actuarial (gain)/loss	230	60	142	(7)	35	20
Foreign currency translation	257	299	304	2	2	1
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	10	–	–	–	–	–
Disposals of subsidiaries	(163)	–	–	–	–	–
Other movements	22	14	(32)	–	–	–

Benefit obligation at end of year	3,903	3,382	2,884	170	177	138

Plan assets at fair value
At beginning of year	2,852	2,313	2,143	50	–	–
Actual return on plan assets	247	294	(216)	5	–	–
Curtailments and settlements	(9)	(24)	–	–	–	–
Foreign currency translation	223	249	278	–	–	–
Employer contributions	187	148	253	46	59	7
Employee contributions	25	19	18	–	–	–
Benefit payments	(191)	(152)	(101)	(10)	(9)	(7)
Acquired in business combinations	9	–	–	–	–	–
Disposals of subsidiaries	(170)	–	–	–	–	–
Other movements	39	5	(62)	–	–	–

Plan assets at fair value at end of year	3,212	2,852	2,313	91	50	–

Funded status	(691)	(530)	(571)	(79)	(127)	(138)
Unrecognized past service cost/(gain)	24	5	6	(17)	(18)	(20)
Unrecognized actuarial (gain)/loss	620	520	614	48	64	33
Additional minimum liability adjustment	(229)	(168)	(94)	–	–	–

Prepaid/(accrued) benefit cost	(276)	(173)	(45)	48	(81)	(125)

Amounts recognized in the balance sheet
Prepaid benefit costs	124	159	168	–	–	–
Accrued benefit liability	(392)	(332)	(213)	(48)	(81)	(125)

Net amount recognized	(268)	(173)	(45)	(48)	(81)	(125)

Benefit cost
Current service cost	126	113	99	2	2	2
Past service cost/(gain)	12	2	2	(3)	(3)	(3)
Interest cost	176	153	135	10	10	8
Expected return on plan assets	(172)	(145)	(142)	(3)	–	–
Employee contributions	(25)	(19)	(18)	–	–	–
Amortization of actuarial (gain)/loss	17	28	9	6	5	12

	134	132	85	12	14	19
Curtailments and settlements	46	43	23	–	–	(1)

Net periodic benefit cost	180	175	108	12	14	18

Principal actuarial assumptions are given in Note 26.

All significant plans were measured as of December 31 in each year presented.

The accumulated benefit obligation for all defined benefit pension plans was US$3,472 million at December 31, 2004 (2003: US$2,882 million).

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2004	2003	2002

Projected benefit obligation as at December 31	2,495	2,131	491
Accumulated benefit obligation as at December 31	2,242	1,901	401
Fair value of plan assets as at December 31	1,927	1,638	315

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2004	2003	2002

Funded plans:
Projected benefit obligation as at December 31	3,586	3,047	2,615
Fair value of plan assets as at December 31	3,049	2,655	2,157
Unfunded plans:
Projected benefit obligation as at December 31	154	143	118

An analysis of defined benefit pension plan assets by type of asset at December 31, 2004, with weighted average target asset allocation ranges, is as follows:

	2004		2003		2004
	Market Value		Market Value		Target Allocation %
Asset Category	US$ m	Percentage	US$ m	Percentage	Min	Max

Total Equity Securities	1,038	32	966	34	30	45
Debt Securities	1,589	50	1,431	50	45	60
Real Estate	136	4	114	4	0	10
Other	449	14	341	12	5	15

Total Assets	3,212	100	2,852	100

Investment policies and strategies are determined separately for each of the major defined benefit pension plans. Asset allocation strategies are set with the aim of ensuring that:

  investment return objectives are balanced against volatility risk;

  sufficient liquid or readily realizable assets are held to meet any unexpected cash flow requirements arising fromforeseeable circumstances;

  responsibility for day-to-day investment decisions is diversified across a range of Investment Managers with differentinvestment styles;

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

Syngenta’s best estimate of employer contributions to be paid to defined benefit plans in 2005 is US$200 million, including US$50 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2005.

Variable Interest Entity (VIE)

As disclosed in Note 15 to the financial statements, Syngenta has a 36% equity interest in the North American Nutrition and Agribusiness Fund, LLP (“NANAF”), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta’s potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the USA and Canada. Syngenta’s involvement with NANAF began in 1999. Syngenta’s 36% interest is valued at US$15 million as disclosed in Note 15. This represents Syngenta’s proportionate share of the fair value of the total investments in the fund. Syngenta’s maximum exposure to potential loss is this amount, together with potential future investment of US$7 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$7 million is included in the US$16 million “Other commitments” disclosed in Note 29.

34. Effect of new accounting pronouncements

International Financial Reporting Standards

The effect of new and revised standards adopted by Syngenta in these consolidated financial statements, is set out in Note 2 above. The effect of new and revised standards issued, but not yet adopted by Syngenta, is as follows:

–	IAS 16 (revised 2003), “Property Plant and Equipment” and the amendments contained in it to IAS 38, “IntangibleAssets”, require a formal annual review of the useful lives, depreciation and amortization rates and methods andresidual values of all property, plant and equipment and intangible assets. Previously, each asset was required to bereviewed periodically, with the result that not every asset was reviewed in every period. Changes to useful lives,residual values and depreciation methods must be applied prospectively. Syngenta does not believe that any materialeffect on depreciation expense shown in the financial statements will result from adopting this requirement. However,this cannot be determined until the revised review process has been implemented. IAS 16 (revised 2003) alsointroduces revised guidance for accounting, and for replacement of components of an asset. Syngenta has reviewedits accounting policy in these areas in the light of the revised requirements, but does not believe that the carryingamounts of property, plant and equipment or inventories or the amount of depreciation expense will be materiallyaffected. Syngenta will implement IAS 16 (revised 2003) with effect from January 1, 2005.

–	IAS 32 (revised 2003), “Financial Instruments: Disclosure and Presentation”, and IAS 39 (revised 2003), “FinancialInstruments: Recognition and Measurement”, were issued in December 2003, and will be mandatory for Syngenta witheffect from January 1, 2005. Syngenta has not adopted the two revised Financial Instruments standards in theseconsolidated financial statements. IAS 39 (revised 2003) states that a significant or prolonged decline in the marketvalue of an available-for-sale financial asset below its original cost is objective evidence of impairment. Previously,these assets were considered impaired only when events such as default, bankruptcy or severe financial difficulty ofthe investee occurred or became probable. Syngenta will adopt the revised rules by restating prior periods to recordimpairment losses on certain quoted available-for-sale financial assets, in accordance with the transition requirementsof the revised standard. Impairment losses of US$53 million in 2002, US$3 million in 2003 and US$1 million in 2004will be recorded. This change of accounting policy will align the IFRS accounting for these assets with the US GAAPaccounting described in Note 33. g (2) above.

–	IAS 39 (revised 2003) also prohibits designation of forecast intercompany transactions as hedged items in cash flowhedges. Syngenta’s past currency risk management practice has been to hedge the currency risk associated withforecast intercompany transactions using currency derivatives. Syngenta has applied cash flow hedge accounting tothese derivatives, in accordance with IAS 39 (December 1998) and the related Implementation Guidance, IGC 137-14. If IAS 39 (revised 2003) is not further amended, Syngenta may have to restate prior periods as if hedge accounting hadnever been permitted for these derivatives. This would have the effect of increasing 2002 pre-tax income by US$25million, 2003 pre-tax income by US$13 million and 2004 pre-tax income by US$10 million. The consolidated balancesheet and cash flow statement would be unaffected. However, the IASB issued an exposure draft, “Cash Flow HedgeAccounting of Forecast Intragroup Transactions” in July 2004, which proposed further changes to the hedgeaccounting rules for these transactions. Syngenta is therefore not able to predict what accounting treatment it willapply to these currency hedges in future periods.

–	As stated in Note 2 above, Syngenta will apply IFRS 3, “Business Combinations”, and the related revisions to IAS 36and IAS 38, to all previous business combinations with effect from January 1, 2005. Goodwill amortization expense willno longer be recorded. Goodwill amortization expense on these acquisitions in 2004 was US$56 million. The relatedtax credit was US$2 million because in most cases the amortization is not tax deductible. Syngenta will test goodwillfor impairment annually.

Amendment to IAS 19, “Actuarial Gains and Losses, Group Plans and Disclosures”, was issued in December 2004. It will be effective for Syngenta as from January 1, 2006 at the latest. The amendment allows actuarial gains and losses for defined benefit post employment benefits to be recognized immediately in retained earnings. Syngenta’s existing policy, the 10% corridor method of deferred recognition, continues to be permitted. Syngenta has not yet decided whether to adopt the new option to recognize actuarial gains and losses immediately in retained earnings. The amendment also introduces revised guidance for applying defined benefit accounting to multi-employer plans and requires additional disclosures. Syngenta does not expect those requirements to have a material effect on the financial statements. Many of the additional disclosures are already given by Syngenta in Notes 26 and 33 to these consolidated financial statements.

Amendment to IAS 39, “Transition and Initial Recognition of Financial Assets and Financial Liabilities”, was issued in December 2004. It will be effective from Syngenta as from January 1, 2005. The amendment changes the transitional requirements on adoption of IAS 39 (revised December 2003). Syngenta does not expect the amendment to have a material effect on its consolidated financial statements.

IFRIC Amendment to SIC-12, “Special Purpose entities” was published in October 2004, and requires employee share trusts and similar entities established under share participation plans to be consolidated with effect from January 1, 2005. Syngenta operates its employee share participation plans without using entities of this type and the amendment will have no effect on the consolidated financial statements.

IFRIC 3, “Emission rights”, was issued in December 2004, and establishes accounting rules for ‘cap and trade’ emissions control schemes, such as the European ETS. IFRIC 3 requires the grant of allowances as part of such schemes to be recognized in the financial statements as an intangible asset, and as a government grant which is subsequently amortized over the compliance period. A liability for actual emissions is recognized as they occur and is measured at the fair value of the allowances required to settle the liability. Syngenta will adopt IFRIC 3 with effect from January 1, 2005. Syngenta estimates that IFRIC 3 will not have a material effect on its consolidated financial statements.

IFRIC 4, “Determining whether an Arrangement contains a lease”, was issued in December 2004, and requires contracts for the supply of goods or services which depend upon the use of a specific asset to be treated in certain circumstances as containing a lease of that asset in addition to a supply contract. IFRIC 4 will be mandatory for Syngenta with effect from January 1, 2006. During 2005, Syngenta will assess the impact on its consolidated financial statements from adopting IFRIC 4.

IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation funds”, was issued in December 2004, and requires a contributor to a fund to recognize a liability for decommissioning costs and to recognize separately an asset for its interest in the fund. IFRIC 5 will be mandatory for Syngenta with effect from January 1, 2006. Syngenta estimates that adoption of IFRIC 5 will not have a material effect on its consolidated financial statements.

US GAAP

In December 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003, (the Medicare Act) was approved in the United States. The Medicare Act provides for a new prescription drug benefit to retirees enrolled under Medicare. In addition the new law provides a federal subsidy to employers that sponsor a retiree benefit plan providing a prescription drug benefit that is approximately equivalent to the new Medicare government benefit.

Syngenta provides post-retirement prescription drug benefits to certain United States employees. SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions”, requires that enacted changes in the law that take effect in future periods and that will affect the future level of benefit coverage be considered in the current period measurements for benefits expected to be provided in those future periods. In response to the Medicare Act and the requirements of SFAS 106, the Financial Accounting Standards Board (FASB) released FASB Staff Position No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-2). Syngenta has adopted FSP 106-2 for its 2004 reporting.

Syngenta expects to qualify for the tax-free government subsidy related to the Medicare Act changes, starting in 2006, as a US employer operating a post-retirement healthcare plan. No subsidies have been received in 2004. FSP 106-2 requires Syngenta to account for the effects of the future subsidy credit as an actuarial experience gain in accounting and reporting for this post-retirement benefit. Syngenta has not amended its plan as a result of the Medicare Act changes. Syngenta reported an actuarial gain of US$20 million in 2004 as a result of adopting FSP 106-2. The 2004 post retirement benefit expense was reduced by US$4 million, which was the net effect of changes to service cost, interest cost and amortization components.

SFAS No. 151, “Inventory Costs”, was issued in November 2004, and requires fixed production overhead absorption in inventory to be based on normal production capacity, with abnormal costs expensed. Syngenta will adopt SFAS No. 151 with effect from January 1, 2005. Syngenta does not expect adoption to have any effect on its consolidated financial statements.

SFAS No. 153, “Exchanges of Non monetary Assets”, was issued in December 2004, and amends APB. No. 29 to require non-monetary exchanges of similar productive assets to be measured at fair value unless certain exceptions apply. SFAS No. 153 will be mandatory for Syngenta with effect from January 1, 2006, and must be applied prospectively. The effect of adoption will therefore depend on whether Syngenta enters into such transactions in future.

SFAS No. 123 (revised 2004), “Share Based Payment”, was issued in December 2004, and requires share-based payment transactions with employees to be recorded at fair value as compensation expense. It contains additional and amended requirements for applying the fair value method of accounting. SFAS No. 123 (revised 2004) will be mandatory for Syngenta with effect from July 1, 2005. As disclosed in Note 33e above, Syngenta has adopted the fair value method of accounting for share based payment for all periods presented in these financial statements, for IFRS and also for US GAAP based on SFAS No. 123 as originally issued. Adoption of SFAS No. 123 (revised 2004) will therefore not change Syngenta’s basic method of accounting for share based payment. During 2005, Syngenta will assess the impact on its consolidated financial statements from adopting the amended and additional requirements for applying the fair value method in SFAS No. 123 (revised 2004).

EITF 03-1, “The Meaning of Other Than Temporary Impairment and its Application to Certain Investments” was issued in March 2004, and contains additional guidance for determining when an investment is impaired. The effective date for applying this guidance is currently suspended pending the issue of a further FASB Staff Position statement. In the opinion of Syngenta, adoption of the additional guidance would not have a material effect on the consolidated financial statements.

EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, was ratified in November 2004, and will be mandatory for Syngenta with effect from January 1, 2005. Retroactive application to disposal transactions before that date is not required. The effect of adoption will therefore depend on whether Syngenta enters into disposal transactions within the scope of EITF 03-13 in future.

EITF 04-1, “Accounting for Pre-existing Relationships between the Parties to a Business Combination”, was ratified in October 2004, and requires settlements of pre-existing relationships as a result of a business combination to be accounted for separately to the combination itself. EITF 04-1 will be mandatory for Syngenta with effect from January 1, 2005. During 2005, Syngenta will assess the impact on its consolidated financial statements of adopting EITF 04-1.

EITF 04-10, “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”, was ratified in October 2004, and contains additional guidance on when an operating segment should be reported as a separate segment in the segmental analysis in the notes to the financial statements. Syngenta has adopted EITF 04-10 in these consolidated financial statements. Adoption of EITF 04-10 had no effect on the consolidated financial statements.

35. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements.

The following events, which would not require adjustment to the consolidated financial statements, have been completed or announced subsequent to the approval of the consolidated financial statements by the Board of Directors:

Syngenta Treasury Shares (Unaudited)

Since the formation of the company, Syngenta has held treasury shares purchased as part of the merger agreement. On February 11, 2004, Syngenta sold 4.5 million of these treasury shares and at the same time bought an equity instrument over the same number of Syngenta shares. The equity instrument was still outstanding at December 31, 2004, as disclosed in Note 23. Subsequently, Syngenta sold this equity instrument and acquired 4.5 million of its own ordinary shares on the second trading line. These shares will be proposed for cancellation at the 2005 Annual General Meeting (AGM) of the shareholders. A second trading line is how share repurchase programs are commonly operated in the Swiss market. It enables the seller of the shares to reclaim withholding taxes on the shares sold for cancellation.

Huddersfield Restructing (Unaudited)

On February 24, 2005, Syngenta announced restructuring proposals at its Huddersfield manufacturing site. Employees have been informed that the Company will withdraw from in-house manufacture of certain intermediate chemical products used in the manufacture of Touchdown®. It is anticipated that these proposals will impact around 240 jobs across the site with effect in 2005 and 2006. This restructuring is included in the Operational Efficiency program projections.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 9, 2005.