Form 20-F
period 2005-12-31
SYNGENTA AG
filed 2006-03-01
CIK 1123661

As filed with the Securities and Exchange Commission on March 1, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15152

SYNGENTA AG
(Exact name of Registrant as specified in its charter)

SWITZERLAND
(Jurisdiction of incorporation or organization)

Schwarzwaldallee 215, 4058 Basel, Switzerland
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one-fifth of a common share of Syngenta AG, nominal value CHF 5.60	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

106,368,247 Common shares, nominal value CHF 5.60 each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

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

We identify the forward-looking statements in this annual report by using the words “will” or “would”, or “anticipates”, “believes”, “expects”, “intends” or similar expressions, or the negative of these expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

  the risk that research and development will not yield new products that achieve commercial success;

  the risks associated with increasing competition in the industry, especially during downturns in the agricultural economy;

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

  the risks associated with conducting operations in certain territories that have been identified by the U.S. government as state sponsors of terrorism;

ii

  other risks and uncertainties that are difficult to predict.

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

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta. Investors should read the whole document and not rely on the summarized information. 2002 and 2003 IFRS financial information has been retrospectively adjusted to include impairment losses of US$53 million and US$3 million, respectively, as a result of applying the additional impairment criteria on adopting IAS 39 (revised) in these financial statements. US GAAP financial information is unchanged because these amounts were already recorded as impairment losses for US GAAP. The information includes the results of operations and the net assets of Golden Harvest as from July 31, 2004 and Garst as from September 1, 2004. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements.

				Year ended December 31,
(US$ million except where stated)		2005	2004	2003 (adjusted)	2002 (adjusted)	2001

Amounts in accordance with IFRS(1)
Income statement data
Sales		8,104	7,269	6,525	6,163	6,301
Cost of goods sold		(3,950)	(3,532)	(3,248)	(3,088)	(3,168)

Gross profit		4,154	3,737	3,277	3,075	3,133
Operating expenses		(3,294)	(3,196)	(2,759)	(2,918)	(2,780)

Operating income		860	541	518	157	353

Income/(loss) before taxes		766	466	379	(68)	97
Income/(loss) from continuing operations		626	536	246	(112)	25

Net income/(loss) attributable to Syngenta AG		622	460	248	(109)	27
shareholders

Number of shares - basic		100,017,271	105,208,929	101,682,672	101,541,119	101,400,583
Number of shares - diluted		101,464,222	106,015,369	101,799,899	101,586,435	101,400,583
Basic earnings/(loss) per share
From continuing operations		6.22	5.16	2.39	(1.14)	0.25
From discontinued operations		-	(0.79)	0.05	0.07	0.02

Total		6.22	4.37	2.44	(1.07)	0.27

Diluted earnings/(loss) per share
From continuing operations		6.13	5.12	2.38	(1.14)	0.25
From discontinued operations		-	(0.78)	0.05	0.07	0.02

Total		6.13	4.34	2.43	(1.07)	0.27

Cash dividends declared	- CHF per share	-	-	0.85	0.80	-
- US$ per share equivalent		-	-	0.64	0.48	-
Par value reduction	- CHF per share	2.70	1.70	-	-	-
- US$ per share equivalent		2.10	1.35	-	-	-

Cash flow data from continuing operations
Cash flow from operating activities		497	1,309	791	769	548
Cash flow from/(used for) investing activities		(144)	(686)	(232)	(254)	(122)
Cash flow from/(used for) financing activities		(74)	(679)	(630)	(602)	(868)
Capital expenditure on tangible fixed assets		(174)	(166)	(211)	(157)	(253)

Balance sheet data
Current assets less current liabilities		1,747	2,185	1,816	1,139	880
Total assets		11,608	12,008	10,968	10,526	10,709
Total non-current liabilities		(2,712)	(3,106)	(2,933)	(2,938)	(3,110)
Total liabilities		(6,177)	(6,330)	(5,845)	(6,096)	(6,550)
Share capital		353	525	667	667	667
Total shareholders’ equity		5,403	5,658	5,056	4,350	4,086
Other supplementary income data
Diluted earnings/(loss) per share from continuing		7.67	7.19	3.34	2.17	2.11
operations, excluding restructuring and impairment(2)

Amounts in accordance with US GAAP
Sales		8,104	7,269	6,525	6,163	6,323
Net income/(loss) from continuing operations		560	429	247	(201)	(258)
Net income/(loss) attributable to Syngenta AG		556	352	250	(198)	(254)
shareholders
Total assets (unaudited)		11,731	12,292	11,418	11,023	11,329
Total non-current liabilities (unaudited)		(2,837)	(3,391)	(3,141)	(3,133)	(3,300)
Total equity		5,417	5,648	5,202	4,536	4,418
Basic earnings/(loss) per share(3)
From continuing operations		5.56	4.14	2.42	(2.01)	(2.52)
From discontinued operations		-	(0.79)	0.04	0.06	0.02
Diluted earnings/(loss) per share(3)
From continuing operations		5.49	4.10	2.41	(2.01)	(2.52)
From discontinued operations		-	(0.78)	0.04	0.06	0.02

(1)	Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP).

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

Restructuring and impairment charges for 2005, 2004 and 2003 are analyzed in Note 7 to the consolidated financial statements. Restructuring and impairment for 2002 and 2001 represent the costs of integrating the separate Novartis agribusiness and Zeneca agrochemicals business legacy organizations and the closure of certain manufacturing and research and development sites and refocusing of other continuing sites. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A at the end of this section.

(3)	The number of shares used to calculate US GAAP basic earnings per share is the same as that used under IFRS. The number of shares used to calculate US GAAP diluted earnings per share is adjusted from that used under IFRS due to accounting for hypothetical share issuance proceeds under SFAS 123(R). This adjustment is explained in Note 33 of the consolidated financial statements.

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

Syngenta Faces Increasing Competition in Its Industry, Especially During Downturns in the Agricultural Economy

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend has recently slowed as some products are withdrawn because they are not re-registered or are subject to voluntary programmes to reduce the range of products offered. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

Declines in commodity crop prices can indirectly affect Syngenta’s results. They can result not only in reduced sales, but also in competitive price pressure in certain of our markets. These fluctuations may negatively impact Syngenta’s business or results of operations in the future.

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

Changes in the Agricultural Policies of Governments and International Organizations May Prove Unfavorable

In subsidized markets such as the United States, EU and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets. In each of these areas there are various pressures to reduce subsidies. However, it is difficult to predict accurately whether and when such changes will occur. We expect that the policies of governments and international organizations will continue to affect the income available to growers to purchase crop protection and seeds products and accordingly the operating results of the agribusiness industry.

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

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business. This may not be offset, in whole or in part, by the opportunities presented to our seeds and plant science businesses, which are more actively pursuing products and traits developed through biotechnology. Crop protection accounted for 78% of sales in 2005, whereas seeds accounted for 22% of sales. The area of Syngenta’s crop protection business where genetically modified seeds have had the largest adverse impact to date is that of selective herbicides for use on oilseed crops, although genetically modified seeds’ impact on the crop protection markets in corn and cotton is also significant and growing.

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

Syngenta Conducts Business in Most Countries of the World, Including in Certain Territories that Have Been Identified by the U.S. Government as State Sponsors of Terrorism

Syngenta conducts business in most countries of the world, and thus it has minor operations in high risk territories, including Cuba, Iran, Syria and the Sudan, some of which have been identified by the U.S. government as state sponsors of terrorism. Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply. However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several U.S. states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments. Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

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

As at December 31, 2005, the company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN and the New York Stock Exchange under the symbol SYT. Syngenta de-listed its shares from the London Stock Exchange and the Stockholm Stock Exchange as of December 30, 2003 due to the low level of trading on these exchanges. The shares were listed on these two stock exchanges at the time of Syngenta’s floatation to reflect the shareholder base of the two legacy companies.

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

Investments and Divestments

Investments

On October 14, 2005, Syngenta acquired an additional membership interest in Dulcinea Farms, LLC, increasing its interest from 51% to 100%. On September 16, 2005, Syngenta purchased the Dutch bee breeding business of Bunting Brinkman Bees B.V. It previously held a 49% shareholding in that entity. In February 2005, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Ltd., increasing its shareholding from 98% to 100%. The aggregate purchase price of these acquisitions was US$10 million, paid in cash.

In 2004, Syngenta made a number of investments to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the U.S. based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest® “family” of companies for US$154 million net of cash in the acquired companies, the acquisition of 90% of the North American corn, soybean and wheat business of Advanta BV for US$327 million net of cash in the acquired companies, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. Syngenta also purchased the remaining 67% of the outstanding shares of Dia-Engei, a Japanese flower seed company. In 2003, Syngenta acquired additional shares in the publicly listed subsidiary Syngenta India Limited, increasing Syngenta’s shareholding to 84% from 51% at a cost of US$29 million. In another transaction, Syngenta granted an exclusive, royalty-free perpetual license for certain intellectual property for use in the pharmaceutical field to Diversa Corporation in exchange for stock and warrants representing 14% and 3% respectively of Diversa’s then outstanding stock pro forma for the equity issuances. Syngenta also entered into a minimum five year research collaboration agreement with Diversa as part of this transaction.

Divestments

On September 30, 2004, Syngenta sold its 75% interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer for US$46 million. This business was previously shown as part of the Crop Protection segment, and is now presented as a discontinued operation in the consolidated income statement and segmental results. This transaction is further described in Note 3 to the consolidated financial statements. There were no major business or product divestments in 2005 or 2003.

Syngenta’s Strategy

Syngenta’s goal is to create value for its shareholders by being the leading provider of innovative products and solutions to growers and the food and feed chain.

There are five principal components to Syngenta’s strategy to achieve this goal:

Capitalize on the Strengths of Syngenta’s Global Crop Protection and Seeds Businesses

One of Syngenta’s key strengths is its broad base of strong, profitable products in its two main divisions: crop protection and seeds. Syngenta builds on these strengths by continuing to manage crop protection and seeds as independent divisions with strong management focus and accountability, while applying common systems and performance measures to achieve the transparency necessary to meet corporate expectations. Wherever appropriate, Syngenta looks for opportunities to capture synergies across these two divisions, primarily in research and development and marketing and support services.

Actively Manage the Product Portfolio, Focus on Growers’ Needs and the Demands of the Entire Feed and Food Chain, and Deliver Increasingly Tailored Local Solutions

Syngenta seeks to balance the global management of strong individual products and local customization to meet growers’ needs by:

    Focusing on a core range of products tailored for local needs

We direct our development activities principally to a core range of global products in an optimized array of formulations adapted to meet local needs. This continues to drive sales while exploiting operational efficiencies.

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

    Sustaining and developing strong and long-standing relationships with major channel partners in all territories worldwide

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

Exploit Research and Development Opportunities That Have the Potential to Deliver Innovative Products and Solutions

Investment in technology and development capabilities is a critical enabler of Syngenta’s future growth. We believe that investments in these areas will continue to add value to the crop protection and seeds businesses in the form of new products and, in due course, lead to new business opportunities. In addition, our scale allows us to build and exploit a range of important technology platforms, and deliver greater product and solution benefits to growers and the entire food and feed chain.

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

    Harness the full potential of our established products and technologies, including the extension of their life cycles through research and development activities

We believe that we possess one of the broadest ranges of chemical crop protection products and technologies in the industry. We plan to refresh and improve this range, in the form of individual compounds and as innovative mixtures. We employ some of the best scientists in chemistry, physiology, bioperformance enhancement and formulation to achieve our objective. Attractive opportunities exist for combinations of products to provide tailored crop solutions for the specific requirements of growers. We believe that the integration of chemical and gene-based solutions offers a particularly attractive opportunity for the future.

In process chemistry, we are dedicated to improving existing manufacturing technologies and to innovating in technologies for key products in our existing range to ensure the optimal cost base.

    Continue to build strong germplasm in target seeds segments that will increase our seed product improvement from traditional breeding and provide a delivery vehicle for new technologies, contributing to superior seed products and integrated product offerings.

Advances in biotechnology have revolutionized processes and deliverables of crop improvement. For example, marker-assisted breeding is a powerful tool for trait selection for new varieties and also for significantly accelerating the breeding process. Integration of genomics tools, biochemical analysis and consumer mapping will be a crucial step in meeting the ever increasing demands for quality and nutrition, especially in our vegetable crops. Syngenta is very well positioned to benefit from its scientific skills and broad germplasm base.

Crop improvement programs represented in Syngenta’s current research projects are exemplified by:

  Self-protection against pests and diseases (e.g., in insect-resistant corn, disease-resistant sugarbeet, sunflower, wheat, barley and oilseed rape, multi-disease resistant vegetables)

  Productivity improvements, higher and more reliable yields and improved crop composition (e.g., in high sugar concentrated sugar beet and high-yield oilseed rape)

  Agronomic benefits such as drought, heat and cold tolerance, and adaptation to saline conditions (e.g., drought tolerant corn, winter hardiness of oilseed rape)

  Improved safety and nutritional quality of animal feed (e.g., enhanced phosphorus nutrition, low mycotoxin wheat and maize)

  Corn enhanced through biotechnology that expresses high levels of amylase for ethanol production (improved process efficiency could lead to environmental benefits and production cost savings)

  Improved quality of food crops and better processing characteristics (e.g., improved wheat for breadmaking, improved barley for higher brewing yield, high oleic sunflower)

  Innovations in the area of fresh vegetables, directly aimed at consumer benefits: PureHeart® watermelon, Tuscan style™ melon, Kumato® tomato etc.

  Dietary contributions to health (e.g., high beta-carotene rice)

  Non GM herbicide tolerant crops (IMI resistant sunflowers)

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

  Capture value of innovation and technologies through an industry-leading patent portfolio and by the creation of new ventures

Innovations based upon biochemical processes can enjoy broad utility outside the scope of a conventional agribusiness, or indeed in very different business areas. In the case of the former, Syngenta pursues growth opportunities largely in house. In the case of the latter, several of our developments can produce intellectual property of equal relevance to discovery programs in the pharmaceutical industry. We plan to continue to develop our outlicensing business through broad exploitation of our intellectual property.

Our assembly of an industry-leading elite corn germplasm base, resulting from our ongoing research efforts and targeted acquisition, has enabled the launch of a foundation seed business which is fuelling growth in our share of the corn germplasm and trait markets.

  Leverage our broad set of technology partners and internal business development functions to create new business opportunities

Syngenta regards collaboration with external scientists as a critical competence. We intend to use these numerous partnerships with institutes and companies worldwide, and our external network to enrich in-house programs in the quest for the next generation of technology.

    Develop products based on biotechnology

Syngenta believes it is one of very few global agribusiness companies that is well positioned to develop products based on biotechnology because of its multi-disciplinary understanding of the fundamental science involved and global capability. It is Syngenta’s intention to devote an appropriate, sustained and competitive level of resources to pursue the opportunities it believes biotechnology can deliver.

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

  education through sharing information about plant science and genetics clear statements of the benefits of biotechnology in terms of cost and quality emphasis on consumer choice

Syngenta’s approach to innovation seeks to take into full consideration the range of public attitudes around the world. For instance in Europe, it will be important to focus on consumer benefits in order to foster widespread confidence. In the developing world, the promise of biotechnology for food production and health improvement is considerable. For example, Syngenta is contributing to the development of “Golden Rice”, which produces beta-carotene, a precursor of vitamin A, in partnership with the public sector. In many developing countries, vitamin A deficiency is a common cause of illness and is an important contributor to blindness, especially in children. As Syngenta’s science develops, it will introduce techniques that mitigate perceived risks. For example, Syngenta has introduced a novel marker gene system called POSITECH™ as a new and efficient alternative to antibiotic resistance markers. Furthermore, Syngenta has a research project to produce wheat varieties which resist the fungal disease fusarium graminarium, thus reducing levels of mycotoxin in the resulting grain.

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

Realize Cost Savings from the Operational Efficiency Program

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. The aim of this program is to realize significant cost savings after the completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in Crop Protection markets. This program will include the relocation of production to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing, further consolidation of research and development sites and the outsourcing of some administrative processes. The total cash cost of the program was forecast to be around US$500 million over the five years beginning in 2004 and non-cash charges, principally writing-down the value of fixed assets, to be around US$350 million over the same period. These forecasts remain current. In 2005, the closure of two Crop Protection production sites and partial closure of another were announced. In 2004, the closure of three Crop Protection production sites and rationalization of two further sites were announced. Production from these closing sites will be relocated. In addition, in 2004, the rationalization of Syngenta’s Research activities, including the concentration of biotechnology research at Research Triangle Park in North Carolina and, at expected completion in 2007 / 2008, the closure of the Basel chemistry facility, were announced. Restructuring costs related to all these announcements are included in the above program totals. See Item 5 “Operating and Financial Review and Prospects—Overview—Operational Efficiency Program” for more information on the charges incurred under this program.

In 2005, savings from the program realized in cost of goods sold offset the impact of higher oil and gas prices and the rationalization of research activities kept the growth in research and development expenditure at 2% despite the acquisitions in Seeds in 2004 and increased resource behind trait development.

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

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds, cereals and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to areas including improving growers’ yield and food quality. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

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

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and cotton; and professional products, such as seed treatments, products for public health and products for turf and ornamentals. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact and (ii) selective herbicides, which are crop-specific and control weeds without harming the crop. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture, together with seeds treatments where insecticides and fungicides protect growth during the early stages.

The following table sets out 2005, 2004 and 2003 crop protection sales:

Syngenta Sales

	2005		2004		2003
Products	(US$ million)	(%)	(US$ million)	(%)	(US$ million)	(%)

Selective herbicides	1,889	30	1,867	31	1,717	32
Non-selective herbicides	688	11	645	11	616	11
Fungicides	1,779	28	1,702	28	1,438	26
Insecticides	1,100	17	1,049	17	960	18
Professional products	807	13	720	12	650	12
Others	67	1	59	1	48	1

Total	6,330	100	6,042	100	5,429	100

The tables below show Syngenta’s principal products: (1) currently in development; (2) recently launched; and (3) key marketed. Products in development are those we are currently planning to bring to market. Recently launched products are those that we have introduced in the past five years.

Products in Late Stage Development

Active Substance	Crop Use	Status

Fungicide
New fungicide 446	Fruits and vegetables	In development
Seed Treatment
AVICTA™(Abamectin)	Cotton and vegetables	In development / Launch 2006

Recently Launched Products (last 5 years)

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Pyriftalid	APIRO®	Rice	Annual grasses in transplanted rice
Mesotrione(2)	CALLISTO® /LUMAX® /	Corn	Broad-leaved weeds / full spectrum
LEXAR® /CAMIX®
Trifloxysulfuron	ENVOKE® , KRISMAT® ,	Cotton, sugarcane, turf	Post-emergence selective herbicide
	MONUMENT®		against broad-leaved weeds, sedges
and grasses
Pinoxaden	AXIAL®	Cereals	Premium wheat and barley post-
emergent grass herbicide

Recently Launched Products (last 5 years)

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Fungicides
Picoxystrobin	ACANTO®	Wheat and barley	Broad spectrum
Insecticides
Thiamethoxam	ACTARA® /CRUISER®	Broad range of crops	Foliar sucking pests and soil dwelling
		including seed treatment	insects

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

Selective Herbicides
Atrazine	AATREX® /GESAPRIM®(2)	Corn, sorghum, sugarcane	Annual grasses and some broad-
leaved weeds
Clodinafop	TOPIK® /HORIZON® /	Wheat, rye, triticale	Annual grasses
CELIO® / DISCOVER®
Dicamba	BANVEL®	Cereals, corn, turf, sugarcane	Annual and perennial broad-leaved
weeds
Dimethachlor	COLZOR TRIO®	Colza	Broad spectrum
Fluazifop-P-Butyl	FUSILADE®	Soybeans, cotton, oilseed rape,	Grass weeds
fruit and vegetables
Fomesafen	FLEX® /REFLEX®	Soybeans	Broad-leaved weeds
Molinate	ORDRAM®(3)	Rice	Annual grasses
Nicosulfuron	MILAGRO®(4)	Corn	Grass weeds
Pretilachlor	RIFIT® /SOFIT®	Rice	Grasses, sedges and some
broadleaved weeds
S-metolachlor	DUAL MAGNUM® /DUAL	Corn, soybeans, peanuts, sugar	Annual grasses and some broad-
	GOLD® /BICEP MAGNUM®	beet, sunflowers	leaved weeds
Tralkoxydim	ACHIEVE® /GRASP®	Wheat, barley	Grass weeds
Triasulfuron	LOGRAN® /AMBER®	Cereals, transplanted rice	Annual broad-leaved weeds and
some grasses
Non-Selective Herbicides
Diamonium Glyphosate	TOUCHDOWN® /ZAPP® /	Cotton, all field crops, fruits and	Broad spectrum weed control
	OURAGAN®	vegetables
Diquat	REGLONE®	Wheat, sunflower, oilseed rape,	Broad spectrum weed control;
		potatoes	desiccation
Paraquat	GRAMOXONE®	Cereals, rice, soybeans, corn,	Broad spectrum weed control
fruit and vegetables
Fungicides
Azoxystrobin	AMISTAR® /QUADRIS® /	Wheat, barley, fruit and	Broad spectrum disease control
	AMISTAR OPTI® /	vegetables, rice, turf
HERITAGE® /ABOUND®
Chlorothalonil	BRAVO® /DACONIL®	Fruit and vegetables, wheat, turf	Broad spectrum disease control
Cyproconazole	ALTO®(5)	Cereals, coffee, peanuts, rice,	Powdery mildew, rust, leaf spots
sugar beet, stone fruits
Cyprodinil	UNIX® /STEREO®(6)	Pome fruits, stone fruits, cereals,	Scab, Alternaria, powdery mildew,
	/SWITCH® CHORUS®	grapes, vegetables	eyespot, Botrytis, grey mold
Difenoconazole	SCORE® /DIVIDEND®	Vegetables, field crops,	Broad spectrum disease control
plantation crops and seed
treatment
Fluazinam(7)	SHIRLAN®	Potatoes	Potato late blight, flower bulb and

Key Marketed Products

Active Substance	Selected Brand Names(1)	Crop Use	Targets

onion diseases
Fludioxonil	CELEST® /MAXIM® /	Seed treatment, grapes, turf,	Bunt, snow mold seedling blights,
	GEOXE® /MEDALLION®	vegetables	scurf, Botrytis, dollar spot
MEFENOXAM™(9)	RIDOMIL GOLD® /FOLIO	Broad range, including potatoes,	Late blight, downy mildew and
	GOLD™/APRON® XL/	grapes, vegetables, seed	damping off diseases
	SUBDUE®	treatment and turf and
ornamentals
Propiconazole	TILT®(8) /BANNER®	Cereals, bananas, rice and turf	Broad spectrum disease control
Trinexapac-ethyl	MODDUS® /PRIMO®	Sugarcane, cereals, turf	Increases sugar content,
antilodging, reduces grass growth
Insecticides
Abamectin	VERTIMEC® /AGRIMEK®	Citrus fruits, vegetables, pome	Mites, leafminers and some
		fruits, ornamentals	caterpillars
Emamectin Benzoate	PROCLAIM® /AGRIMEC®/AFFIRM®	Vegetables, cotton	Caterpillars
Methidathion	SUPRACIDE®	Fruits, nuts	Scales, caterpillars
Lambda-cyhalothrin	KARATE® /ICON®	Cotton, corn, fruit and	Broad spectrum insect control
vegetables, soybeans, public
health
Lufenuron	MATCH®	Corn, potatoes, citrus,	Caterpillars, leafminers, western
		vegetables, cotton	flower thrips
Fosthiazate	NEMATHORIN®(4)	Potato, banana, tomato	Nematodes
Pymetrozine	CHESS® /PLENUM®	Vegetables, fruits, potatoes	Aphids, white flies and leaf hoppers
Profenofos	CURACRON®	Cotton, potatoes, soybeans and	Caterpillars, sucking insects, mites
vegetables
Tefluthrin	FORCE®	Corn	Corn rootworm

(1)	Products may have different brand names depending on the market in which they are sold.

(2)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine directly (including the trade mark GESAPRIM® ) in France. In the US, the EPA grated atrazine a favorable registration decision. However, atrazine and its sister herbicides simazine were not granted re-registration in the European Union.

(3)	Pursuant to the commitments given to the European Commission, Syngenta has agreed to divest to a third party by way of an exclusive license to manufacture and sell, or an exclusive right to distribute, the molinate-based formulation of ORDRAM® SOPRA in France for use on rice until 2008.

In the US, Syngenta has announced its intention to phase out molinate and to cancel its US registrations by the end of June 2008.

(4)	Product distributed on behalf of Isihara Sangyo Kaisha Ltd. (ISK).

(5)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the EEA to Bayer, under Bayer’s own trade name. Syngenta will be permitted to recommence sales of cyproconazole directly, under the ALTO® (or other) name, in 2005 at the latest.

(6)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

(7)	Product that is distributed, but not manufactured, by Syngenta.

(8)	Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

(9)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Selective Herbicides

We have a broad range of selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops with a special emphasis on corn and cereals.

Recently Launched Products

  APIRO® was successfully launched in South Korea (2002) and Japan (2003). This family of products contains pyriftalid in combination with proprietary pretilachlor and other rice herbicides.

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

  LUMAX®, LEXAR® and CAMIX® are combination products from the Callisto family containing mesotrione, S-metolachlor and atrazine (LUMAX® LEXAR®) or mesotrione and S-metolachlor (CAMIX®). They are pre-emergence products for use in corn and provide broad spectrum weed control. LUMAX® and CAMIX® received registrations in the United States and were successfully launched in the 2003 season and LEXAR® received registration in the United States in 2004 with full launch in the 2005 season.

  ENVOKE® and KRISMAT® have been launched in Brazil as new broad-spectrum herbicides in cotton and sugarcane against grasses, dicots and sedges. Syngenta has already received registrations for use on sugarcane in Colombia and in several Central American countries (KRISMAT®) as well as for use on cotton in Brazil, Argentina and Australia (ENVOKE®). Registration in the United States was obtained in the third quarter of 2003 for use on cotton, sugarcane and tomatoes and launched in the 2004 season.

  AXIAL® was successfully launched in the United Kingdom (2005). It is an innovative post-emergent selective Grassweed herbicide, for use in both wheat and barley. Employing our new active ingredient Pinoxaden, it offers the grower efficacy, selectivity and flexibility.

Key Marketed Products

  AATREX® and GESAPRIM® act mainly against annual grasses and broad-leaved weeds. Although the active substance, atrazine, was introduced in 1957, and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. It is currently going through a reregistration process in major markets and has received favorable evaluation in the United States by the EPA’s Scientific Advisory Panel. In the European Union atrazine was not granted re-registration. In European markets Syngenta will extend the use of terbuthylazine which has already been safely used in Germany and Italy for several years.

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

  MILAGRO® is distributed on behalf of Isihara Sangyo Kaisha Ltd. and used post-emergence in corn against grass weeds. It completes the spectrum of our newly launched CALLISTO®.

  TOPIK® , HORIZON® , CELIO® and DISCOVER® are grass herbicides. They provide the broadest spectrum of annual grass control currently available for wheat. To further increase crop safety in cereals the active substance clodinafop is mixed with the safener cloquintocet, which selectively enhances the degradation of clodinafop in wheat but not in the grass weeds.

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

  RIFIT® is a pre-emergence grass killer for use in transplanted rice. In its safened form, under the trademark SOFIT® , it can also be used on wet sown rice.

  COLZOR TRIO® is a broad-spectrum herbicide for use in oilseed rape.
Non-Selective Herbicides

Key Marketed Products
  GRAMOXONE® is our principal brand name for paraquat, a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. GRAMOXONE® is registered in over 120 countries around the world. In 2003, Paraquat was included in Annex I allowing for continued registration of Paraquat products in EU countries, while re-registration in Malaysia was granted, albeit with a limited use label. In 2005, Syngenta registered a new formulation, GRAMOXONE ® INTEON ™ , where the new herbicide also contains new features to further improve user safety and handling.

  TOUCHDOWN® , a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ® technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is now registered in over 90 countries, including for use on herbicide tolerant soybeans in the United States. New and improved formulations of Touchdown have been registered in the US including Touchdown IQ® , Touchdown® CF and Touchdown Total™.

  REGLONE® , a non-selective contact herbicide is mainly used as a desiccant to allow easier harvesting and reduce drying costs.

Fungicides

Product In Development

  446, a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements our existing product range.
Recently Launched Product
  ACANTO®, a new strobilurin fungicide for early treatment in wheat and barley, is sold in the United Kingdom, Germany, France, Ireland, Austria, Switzerland, Belgium and the Netherlands. See note 35 to the consolidated financial statements for additional information.
Key Marketed Products
  AMISTAR®, a strobilurin fungicide introduced in 1997 and widely launched in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling fungicide. It is registered for use in over 60 countries and for over 60 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture with ALTO® branded as PRIORI XTRA™. In the USA, it is successfully being used to control Asian rust in soybeans in a mixture with TILT®, branded as QUILT®.

  BRAVO®, acquired in 1998, is a world-leading fungicide in terms of sales. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products. AMISTAR OPTI® was successfully launched in the UK in the 2004 season to combat Septoria resistance. Registration for BRAVO® was received in Germany in 2004.

  TILT® , originally licensed from Janssen, was introduced in 1980 and has developed into our most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole, its active substance, is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf. Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

  SCORE® , based on difenoconazole, is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long- lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include Cercospora, Alternaria, Septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

  RIDOMIL GOLD® is based on MEFENOXAM™(1), and acts against late blight and downy mildew diseases. It is applied to foliage or soil and is effective on potatoes, grapes, tobacco, vegetables, citrus, soybeans, turf and ornamentals. It has been introduced in major markets and will continue to be introduced in additional countries.

  UNIX® is based on cyprodinil and is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a new mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil- based formulations which are used on pome fruit (such as apples and pears) or on grapes and vegetables, respectively.

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

  SHIRLAN® is a fungicide for control of potato blight.

Insecticides

Product In Development

Syngenta is actively involved in development projects in bisamide chemistry. Following completion of the acquisition from DuPont of exclusive rights to RYNAXPYR™ in mixtures with Syngenta insect control products, announced on February 23, 2006, these projects will be integrated with the RYNAXPYR™ program. See note 35 to the consolidated financial statements.

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
Key Marketed Products
  KARATE® , the world’s leading agricultural pyrethroid brand, is our largest selling insecticide. A novel product branded KARATE® with ZEON® technology was launched in the United States in 1998 and registration approvals and launches in other major markets have continued apace. ZEON ® technology offers performance benefits and enhanced user and environmental safety.

  PROCLAIM® or AFFIRM® provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management.
  It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in many other countries.

  VERTIMEC® or AGRIMEC® /AGRIMEK® contains abamectin, which is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

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

Product In Development

  AVICTA™, a new seed treatment for the control of nematodes.
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

  APRON® XL is a MEFENOXAM™ (1) -based product used for the control of seed and soil-borne diseases caused by fungi such as Pythium, Phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

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
Principal Markets

The following table sets out sales for the years ended December 31, 2005, 2004 and 2003 of our crop protection products by region:

	Syngenta Sales
Products	2005 (US$ million)	(%)	2004 (US$ million)	(%)	2003 (US$ million)	(%)

Europe & AME	2,283	36	2,256	37	1,982	36
NAFTA	2,081	33	1,873	31	1,851	34
Latin America	1,027	16	1,020	17	749	14
Asia Pacific	939	15	893	15	847	16

Total	6,330	100	6,042	100	5,429	100

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

Syngenta’s major production sites for active ingredients are located in Switzerland, the United States, United Kingdom, China and India. While individual active substances are normally produced at one manufacturing site, formulations are produced and packaged at several different strategically located plants, close to the principal markets in which those products are sold. Syngenta operates major formulation and packing plants in Belgium, Brazil, China, France, India, South Korea, Switzerland, the United Kingdom and the United States.

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through to delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. We outsource the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most of our supply chain materials purchasing spend is directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Our total raw material spend is approximately 30% of sales.

Significant cost savings have been realized in global manufacturing and supply following the merger of the Novartis agribusiness and the Zeneca agrochemicals business due to optimizing production capacity and closing redundant facilities. From 48 sites at the time of the merger in 2001, Syngenta now operates on 30 sites and closure plans were announced in 2004 for two of these sites as part of the Operational Efficiency program. In February 2005, Syngenta further announced the closure of part of the Huddersfield facility though production will continue on this site and in October 2005, Syngenta announced the closure of the Bayport facility.

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

Research and Development

Syngenta has major crop protection research centers in Basel/Stein, Switzerland; and Jealott’s Hill, United Kingdom. The total spent on research and development in crop protection was US$509 million in 2005, US$499 million in 2004 and US$453 million in 2003.

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

Our seed portfolio is one of the broadest in the industry, offering over 100 product lines and 5000 varieties of our own proprietary genetics. We have a leading market share in vegetables, flowers, corn, cereals, sugar beet and oilseeds combined based on sales. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. We divide our products into field crops such as corn, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. In 2005, we launched around 550 products. Syngenta, as described earlier, also made a number of investments to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the U.S. based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest® “family” of companies, acquisition of 90% of the North American corn and soybean business of Advanta BV, which trades as Garst®, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. In addition to increasing Syngenta’s range of high-quality germplasm, these transactions enabled Syngenta to offer a complete range of biotechnology input traits in both corn and soya in 2005. Below are tables showing examples of products in development and recently launched products. Products in development are those that we are planning to bring to market. Recently launched products are those that we have introduced in the past two years. These lists are not comprehensive, but provide an indication of the large number of products in our range.

Products in Development

Crop Species	Targets

Field Crops
Corn	Combined glyphosate tolerance, European corn borer and corn rootworm control
High extractable starch
High yield, stress tolerance and improved agronomic characteristics
Soybean	High yield, herbicide tolerance, cyst nematode resistance, root rot and disease resistance
High oil and high protein
Sunflowers	High yield, drought tolerance, unsaturated fatty acids Broomrape resistance, disease resistance, herbicide tolerance
Winter Oilseed Rape	High yield hybrids with improved disease resistance, high oleic content
Wheat	Fusarium tolerance High yield, improved and novel quality
Barley	High brewing yield
Sugar beet	Broad spectrum disease and virus resistance
Rice	High nutrition rice

Products in Development

Crop Species	Targets

Vegetables and Flowers
Tomatoes, lettuce, melons and peppers	Virus and fungal disease resistance
Dulcinea® SunnygoldTM Golden Honeydew	Fruit quality
Pelargonium	New series from cuttings
New Guinea Impatiens	New flowers product line

Recently Launched Products

Product	Crop Use	Targets	Market

Field Crops
NK® brand N36-R6	Corn hybrid	Yield, insect resistance and herbicide tolerance	United States
NK® brand N46-J7	Corn hybrid	Insect resistance and herbicide tolerance	United States
NK® brand N35-B8	Corn hybrid	Yield, insect resistance and herbicide tolerance	United States
NK® brand S28-L9	Soybean variety	Herbicide tolerance, cyst nematode resistance, root rot and disease resistance	NAFTA
Boost	Hybrid Barley	Yield, agronomic performance, standing strength. First Hybrid Barley launched in France.	France
Flagon	Winter Barley	High yield Winter Malting Barley type with strong disease resistance	United Kingdom

NFC Tipple	Spring Barley	Spring Malting Barley with pan-European adaptability. Very good yield and high malting quality.	Europe
Instinct	Winter Wheat	High bread making quality and diseaseresistance	France
Platte	Winter Wheat	Superior quality White Wheat grain, good yield and agronomic characteristics	Central and Southern Plains, USA
Coker® 9553	Soft Wheat	High yield and stripe rust resistance	Southern and Eastern Soft Wheat Regions, USA
Agripro AP 603CL	Winter Wheat	First 2 gene variety tolerant to herbicide “Beyond” part of BASF’s Clearfield production system	Montana and North Dakota, USA
Proven 5602HR	Spring Wheat	Very high protein and high yield	Canada
UNIPEL™	Sugar beet	Seed pellet for speed of emergence and buffer effect for seed treatment	United States
Tropical sugar beet	Sugar beet	Adaptation to tropical growing conditions	India
NK® brand Tekny	Sunflower	High yield	France / EE
NK® brand Sanay	Sunflower	IMI-herbicide tolerance	Turkey / Spain
NK Fair	Oilseed rape	High yield	Germany
NK Bravour	Oilseed rape	High yield	Germany, UK
Vegetables and Flowers
Dulcinea® brand Extra Sweet	Melon	Full-flavored, super-sweet, juicy fruit	United States
Tuscan Style™ Cantaloupe
Kumato®	Tomato	Sweet tasting tomato with a dark colored skin	Europe
Toscanella™ tomato	Tomato	Small sweet tomato	Switzerland, Netherlands

Recently Launched Products

Product	Crop Use	Targets	Market

Millennium® melon	Melon	Sweet, long tasting melon with year round	Europe
supply
A Cut Above®	Vegetative cuttings	Consistent quality cuttings for flower	United States
production
Sanguna® series	Petunia	Early blooming trailing type from cuttings	United States,
Europe
Braveheart® begonia variety	Begonia	Early blooming with vibrant, early color	United States
Moonstruck® marigold variety	Marigold	Double blooms with large, round flower heads	United States

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

Recently Launched Products

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

  Dulcinea Farms LLC , following the acquisition of the minority shareholding, is a 100% owned subsidiary currently aimed at growing, distributing and promoting an assortment of premium watermelon and melon varieties. In 2005, sales volumes grew nearly 50% further strengthening the brand Dulcinea Farms™ and Pureheart® within the fresh produce category of major retailers in the United States. Efforts to further strengthen the pipeline continue with test marketing of similar products in the United States, Europe and other parts of the world.

  2005 saw the introduction of Agrisure™ GT – Syngenta’s proprietary glyphosate tolerance corn trait, and the establishment of GreenLeaf Genetics™ and Agrisure™ traits as new business channels for the expanded commercialization (beyond our proprietary seed brands) of our elite corn germplasm and proprietary traits.

  Syngenta is working with two partners in the United Kingdom in a pilot project to turn oilseed rape into electricity, using an NK ® brand oilseed rape hybrid and Syngenta Crop Protection products. This is the first such commercial project in Europe.

  Our US Wheat programme has generated innovative White Wheat varieties, for example Platte, which allow flour to be produced with higher fibre and nutritional content for the baking industry.

Key Marketed Products

Field Crops

  Corn. We offer NK® , as well as the newly acquired Garst ® and Golden Harvest® , brand corn hybrids via established distribution channels covering a full range of maturities. In addition, hybrids and inbred lines are licensed to other seed companies via the GreenLeaf Genetics™ business unit. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. In addition to a large range of conventional corn hybrids, we offer genetically enhanced Bt corn products, known as NK® brand YIELDGARD ® hybrids which have built-in insect protection, and Agrisure™ GT products with tolerance to glyphosate herbicide. (YIELDGARD ® is a registered trademark of Monsanto Company, Agrisure™ is a trademark of a Syngenta Group Company).

  Sugar beet. HILLESHÖG® brand sugar beet seeds are bred to develop high yielding varieties with good disease tolerance, high sugar content, low soil tare and improved juice purity.

  Oilseeds. We offer NK® brand sunflowers, soybeans and oilseed rape. Our sunflower seed varieties are bred for high yield as well as disease resistance and herbicide tolerance. Syngenta’s soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control. The company’s oilseed rape varieties offer good oil production and plant health.

  Cereals. NK® , NFC New Farm Crops® , AgriPro® – Coker® and C.C. Benoist® Wheat and Barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the malting and milling industry.
Vegetables and Flowers

  Vegetables. Under the S&G® and ROGERS® brand names, Syngenta offers a full range of vegetable seeds, including cauliflower, sweet corn, beans, peas, tomatoes, peppers, cucumbers, watermelons, oriental radish, cabbage, squash and melons. We breed varieties with high-yield potential that can resist and tolerate pests and diseases. We develop genetics that address the needs of consumers and distributors as well as processors and commercial growers. In 2005, we launched more than 150 new varieties into the high value European and North American market, in the key pepper, fresh market tomato and watermelon markets. Further, we strengthened our direct to retailer fresh produce activity, Dulcinea Farms™, in the United States.

  Flowers. Under the S&G® brand name, we breed flower seeds, plugs and vegetative multiplication material (cuttings) which we sell to professional growers of horticultural crops. We focus on breeding a full range of innovative flower varieties, including popular bedding plants such as begonia and petunia; pot plants, such as cyclamen; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.
Principal Markets

The following table sets out 2005, 2004 and 2003 sales of our seed products by region:

	Syngenta Sales

Products	2005 (US$ million)	(%)	2004 (US$ million)	(%)	2003 (US$ million)	(%)

Europe & AME	699	39	641	52	565	51
NAFTA	903	50	437	35	400	36
Latin America	107	6	86	7	79	7
Asia Pacific	88	5	75	6	60	6

Total	1,797	100	1,239	100	1,104	100

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

Marketing and Distribution

Our products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK®, GOLDEN HARVEST®, GARST®, HILLESHÖG®, S&G® and ROGERS®. The NK® brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. GOLDEN HARVEST® and GARST® are predominantly used in corn and soybeans. The HILLESHÖG® brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. The S&G® brand is a leading brand for vegetables in Europe, the Middle East, Africa and Asia, and is also known throughout the world for flower seeds, cuttings and young plants. The ROGERS® brand is well known in the Americas to growers and the food-processing industry for vegetable seeds. Our sales force markets the majority of our brands, to customers directly, in partnership with distributors, or through a network of dealers.

Seed and crop protection products have traditionally been marketed separately. However, to provide integrated crop solutions and services, especially those tailored to local customer needs, our seeds business is increasingly working together with our crop protection business to develop joint marketing approaches and initiatives. The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages. This strategy is primarily focused on corn, soybeans, vegetables, cereals and rice which, collectively, represent more than half of our crop protection and seed products combined sales. Where beneficial, crop protection and seed sales forces coordinate customer approaches and jointly promote products offering crop solutions that include broad product combinations and services.

Research and Development

We operate around 80 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for more than 16 food and feed crops. Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are strategically located around the world. At these centers, around one thousand permanent employees leverage our global germplasm, trait, biotech and knowledge resources to focus our research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

We operate biotechnology and seed technology research technology sites in Brazil, France, Germany, Great Britain, the Netherlands, Spain, Sweden, Thailand and the United States. At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products. Total research and development spending was US$213 million in 2005, US$186 million in 2004 and US$164 million in 2003.

We expect that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. We have entered into a number of targeted alliances with other enterprises in order to broaden further our germplasm and trait base that enables us to create more valuable products. None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation. The list below is a sample of the alliances in which we are currently engaged:

  Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests.

  Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

  In addition, we have entered into a number of research and development agreements with companies and academic institutions around the world, including agreements with: Wageningen Agricultural University for GIS technologies for Europe.

  Koipesol semillas SA, a majority shareholding in a sunflower seeds company, shared with SOS, a leading Spanish company in the edible oil and food industry.
Competitive Environment

The main competitive factor in the seeds industry remains the quality of the seed and plant germplasm including that for traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. More recently, however, technological advances requiring higher research and development spending, along with price competition brought about by oversupply, have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and the competition is increasingly differentiated on this basis. At present, Syngenta’s leading competitors in terms of sales in the seed market are: Ball, Bayer, Dow (Mycogen), KWS, Limagrain, Monsanto/Seminis, Pioneer/DuPont, Sakata, and Takii.

Intellectual Property

We maintain the ownership of, and control the use of, our inbreds and varieties by means of intellectual property rights, including, but not limited to, the use of patents, trademarks, limited licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging. The level of protection varies from country to country according to local laws and international agreements. We do not expect that the expiration of patents in the near future will have a material impact on our sales.

In the United States, conventional seed is not subject to regulation. Genetically modified crops are regulated by the United States Department of Agriculture, the Food and Drug Administration, and under some circumstances the Environmental Protection Agency.

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

Production

Plant Science manufactures and sells one product, QUANTUM® Phytase, a microbial produced animal feed supplement, which is commercially available in Mexico and Brazil. There are two stages to the microbial phytase manufacturing process, production of the active enzyme by fermentation and formulation. Both processes are currently carried out under toll manufacture arrangements.

Products in Development

Plant Science generates some income through product sales of QUANTUM® Phytase in Mexico, with registration in the United States awaited, and through outlicensing of technology. Syngenta expects future income to arise from new product development, licensing and other arrangements. To drive near term success, Plant Science has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses.

Work on pharmaceutical compounds progressed in 2005 to the stage of clinical trials; however, in view of the extended time lines and associated costs of full commercialization, Syngenta decided at the end of 2005 to seek third parties to take these projects through development to commercial launch.

Some of the Plant Science projects described here are within five years of commercial availability.

Sectors	Targets

Cotton	VipCot® for improved resistance to insects
Herbicide (glyphosate) tolerance
Animal Feed	QUANTUM® Phytase providing reduced pollution and improved production economics
Crop processing	Amylase corn for use in the production of ethanol
Rice	Humanitarian Golden Rice – working in public-private partnership to increase levels of beta carotene in rice as one potential solution to Vitamin A deficiency for the developing world

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

In 2004, Syngenta and Diversa concluded a new agreement that folded their earlier animal feed collaboration that commenced in 1999 into the broader research agreement concluded in 2003. In addition to Diversa, examples of other Syngenta external alliances include a licensing agreement with Delta and Pine Land Company of the USA for insect control in cotton

  Delta and Pine Land Company of the USA: licensing arrangement for insect control in cotton.

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

  Plant transformation: This is the process of introducing new genes into the existing genetic constitution of plants. Pioneering work in this area is done in Syngenta’s research center at SBI.

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

Total research and development spending for Plant Science was US$100 million in 2005, US$124 million in 2004 and US$109 million in 2003.

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

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits). As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage. In the future, we expect that increased emphasis will be placed on developing products that provide benefits to food and feed processors, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngenta’s move into new markets may result in other companies becoming competitors. In the animal feed market, for example, major companies include DSM, Novozymes, Danisco and BASF.

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

The following is a summary of our principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)		Principal Use

Rosental, Basel, Switzerland	Freehold	838,400		Headquarters, research (1)
Dielsdorf, Switzerland	Freehold	2,306,000		Administration, marketing. Manufacturing
				ceased at the end of 2002.
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Bayport, Texas, USA	Freehold	16,945,350		Production until 2006/2007 (5)
Monthey, Switzerland	Freehold	12,010,000		Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200		Production
Cold Creek, Texas, USA	Freehold	9,539,900		Production until 2006/2007
Goa, India	Freehold	8,668,000		Production
Grangemouth, Falkirk, UK	Freehold	8,000,000		Production
Landskrona, Sweden	Freehold	6,610,800		Research, production and marketing (2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	4,305,600		Administration, research and marketing (2)
Stein, Switzerland	Freehold	1,949,990		Research center
Research Triangle Park, North	Freehold	1,195,300		Research center
Carolina, USA
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nérac, France	Freehold	1,225,800		Production (2)
Saint-Sauveur, France	Freehold	1,279,500		Administration, research (2)
Nantong, China	Leasehold	896,264		Production
Münchwilen, Switzerland	Freehold	610,300		Production
Grimsby, UK	Freehold	181,300		Formerly production. Plant closed at the end
				of 2003.
Kaisten, Switzerland	Freehold	71,000	(4)	Production

(1)	Used for crop protection and seed business.

(2)	Used for seed business.

(3)	Only 875,850 square feet are currently used and developed.

(4)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by third party.

(5)	Closure of production site announced.

Please also see Item 4 “Information on the Company—Business Overview” for a description of the products produced at the various properties listed above.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See “Introduction – Forward-Looking Statements”. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Prospects and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Approximately 63% of Syngenta’s sales and 67% of Syngenta’s costs in 2005 were denominated in currencies other than US dollars. Therefore Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2005 were 11% higher than 2004 on a reported basis, but were 9% higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in high value commercial sectors: seeds for field crops including corn & soybean and diverse field crops such as oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business applying biotechnology to improve growers’ yield and food quality. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions (which can influence the demand for certain products over the course of a season); commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to exploit its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA, which both represent approximately 37% of consolidated sales in 2005 (2004: 40% and 32%, 2003: 39% and 34%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 24% of sales in 2005 were denominated in euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling. Sales in Swiss francs and British pounds sterling together make up 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are, (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment (iv) defined benefit pensions and (v) uncertain tax positions. These policies are described in more detail later in this report.

Results in 2005 benefited significantly from the acquisitions in the Seeds business in 2004. Syngenta estimates that Crop Protection markets slowed in 2005. In addition, after strong sales growth in 2003 and 2004, the strength of the Brazilian real in 2005 had an adverse impact on the competitiveness of the agricultural export sector in Brazil and reduced underlying demand for Crop Protection products. These factors were offset by strong demand for the recently launched CALLISTO® family of products in the USA and significant growth in KARATE® and AMISTAR®, leading Crop Protection sales in the critical US market to grow by more than the estimated market growth. This was the key driver for top line growth in the segment. In addition to the acquisitions, underlying demand in Corn & Soybean seeds was strong, though growth is expected to moderate in 2006. Sales of sunflowers and sugar beet seeds were also strong in Europe. Gross margins benefited from cost savings in the Crop Protection business, but these were offset by increased costs resulting from high oil and gas prices. Expenses in 2005 reflected the acquisitions, completed in the second half of 2004, increased patent and other litigation costs and also the costs associated with the impact of unintended release of Bt10 corn into commercial sale, offsetting lower restructuring and impairment charges and the impact of ceasing goodwill amortization after adoption of IFRS 3. Sales volume growth offset the increase in expenses and impact of the high oil price and despite the unusually low tax rate 2004, Syngenta reported a 20% increase in diluted earnings per share from continuing operations in 2005 compared to 2004.

In 2004, improved sales reflected agricultural market recovery in Europe following the 2003 drought and continued strength in Latin America. Net income growth was driven by the top line growth, additionally benefiting from a negative tax rate following recognition of previously unrecognized tax losses offset by the consolidation of costs from the acquired Seeds companies, which did not contribute to 2004 revenues due to completion after the main selling season. Results of operations in 2003 reflect the impact of low crop commodity prices and difficult agricultural market conditions together with the above mentioned drought, though there were some signs of stabilization in the crop protection market in the second half of 2003.

Seeds 2004 Acquisitions

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as “Golden Harvest”: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cost of the acquisition, net of cash acquired, was US$154 million.

On September 1, 2004, after Fox Paine & Co acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.V’s European, Asian and Latin American subsidiaries and other parts of its North America business to Fox Paine & Co. The net cash cost of acquisition, after deducting proceeds of assets purchased exclusively for resale and cash in the acquired companies was US$327 million. Syngenta retains a 90% interest in Advanta’s former corn, soybean and wheat seed business in North America, which trades as Garst®.

These transactions are described in Note 3 to the consolidated financial statements. Since completion of the transactions occurred after the end of the main 2004 selling season, their contribution to sales was largely in 2005 rather than 2004.

Operational Efficiency Program

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. The program was initiated to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets. Cash costs of the program were estimated at around US$500 million, expected to be largely spent over the period 2004 to 2008 and non-cash charges were estimated at approximately US$350 million over a similar period. These estimates remain current. In 2004, the closure of three Crop Protection production sites and rationalization of two further sites were announced. In 2005, the closure of two Crop Protection production sites and partial closure of another were announced. In addition, in 2004, the rationalization of Syngenta’s research activities, including the concentration of biotechnology research at Research Triangle Park in North Carolina and, at expected completion in 2007 / 2008, the closure of the Basel chemistry facility, were announced. Charges of US$320 million were recorded in 2004 under the program, of which US$184 million were non-cash, and US$150 million were recorded in 2005, of which US$25 million were non-cash. These initiatives only made a minor contribution to cost savings in 2004, but in 2005 were a factor in offsetting the impact of higher oil prices and in lower Research and Development expenditure, particularly in Plant Science.

The integration of the Golden Harvest and Garst businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year, and cost of goods sold was increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Golden Harvest and Garst businesses. The inventory acquired with these businesses was valued at its fair value less cost to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold.

In addition to the restructuring costs described above, an impairment charge of US$19 million was recorded in respect of investments whose book value had fallen below cost for a prolonged period. The majority of the impairment related to Syngenta’s interest in Diversa Corporation.

Results of Operations

2005 Compared to 2004

Sales commentary

Total Syngenta consolidated sales for 2005 were US$8,104 million, compared to US$7,269 million in 2004, with growth of 11% in US dollars and 9% at constant exchange rates. Growth of 6% in total sales came from the 2004 Seeds acquisitions which contributed to sales for the first time in 2005 and 3% from other sales volumes increases. The analysis by segment is as follows:

	Full Year		Growth
(US$ million, except growth %)	2005	2004	Actual %	CER %

Crop Protection	6,330	6,042	5	3
Seeds	1,797	1,239	45	42
Plant Science	-	-	-	-
Inter-segment elimination	(23)	(12)	-	-

Total	8,104	7,269	11	9

Sales by region were as follows:

	Full Year		Growth
(US$ million, except growth %)	2005	2004	Actual %	CER %

Europe, Africa and Middle East	2,973	2,892	3	(1)
NAFTA	2,972	2,306	29	28
Latin America	1,133	1,103	3	3
Asia Pacific	1,026	968	6	5

Total	8,104	7,269	11	9

Crop Protection

Sales in 2005 were 5% higher than in 2004. The weakness of the US dollar contributed to reported sales growth despite the US dollar appreciation from June 2005 and, at constant exchange rates, sales were 3% higher in 2005 than 2004. Sales volumes were 3% higher in 2005, with local currency prices flat overall. Initial indications are that crop protection markets slowed through the course of 2005, particularly in Latin America where grower earnings from export crops were impacted by the stronger Brazilian real. Demand was also reduced in Europe by a cold early season followed by drought in southern Europe. In this context, Syngenta’s sales performances in Latin America and Europe, Africa and Middle East were positive. Total sales of products launched in the last five years grew by 25%, 23% at constant exchange rates, to reach US$861 million with continuing growth in the CALLISTO® range (US$388 million) and in ACTARA®/CRUISER® (US$359 million).

Sales by product line are set out below.

	Full Year		Growth(1)

Product line	2005 US$ million	2004 US$ million	Actual %	CER %

Selective herbicides	1,889	1,867	1	(1)
Non-selective herbicides	688	645	7	6
Fungicides	1,779	1,702	4	2
Insecticides	1,100	1,049	6	5
Professional products	807	720	10	9
Others	67	59	13	12

Total	6,330	6,042	5	3

(1)	Product line variances take into account minor reclassifications made in 2005.

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

Selective Herbicides: major brands CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE® FUSILADE® MAX, TOPIK®

Sales of selective herbicides increased by 1%, but were 1% lower at constant exchange rates due to lower volumes. The CALLISTO® range, with further successful launches in Europe, grew over 30% in the USA, despite an increase in the acres where genetically modified herbicide tolerant seed was planted, which reduced the selective herbicide market. CALLISTO® growth was offset by a decline in sales of older products such as DUAL®/BICEP® MAGNUM and atrazine. Sales of the cereal herbicide TOPIK® were lower due to weakness in western Europe, but continued to grow in eastern Europe.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales grew by 7%, 6% at constant exchange rates, largely due to higher volumes. TOUCHDOWN® sales volumes grew strongly in the USA, Argentina and eastern Europe, driven by the launch of new brands and marketing programs. GRAMOXONE® sales were lower in southern Europe and in Brazil owing to drought conditions in the first half.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicide sales grew strongly in North America, eastern Europe and Asia and were 4% higher, 2% at constant exchange rates, driven by higher volumes. In the USA, the spread of the soybean rust fungal disease was less than earlier expectations and the market proved to be small in 2005, but AMISTAR®, Syngenta’s largest fungicide product by sales, showed higher sales from stronger demand on nuts, vines, wheat and potatoes. Sales of the cereal fungicide ACANTO® grew strongly in France and SCORE® sales continued to expand in the emerging markets in Asia, notably China and Vietnam.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide sales were 6% higher in 2005, 5% at constant exchange rates, with 4% due to volume growth and 1% higher local currency prices. Sales growth was driven by strong performances in the USA and Brazil. In the USA sales of KARATE® grew significantly due to an exceptional outbreak of soybean aphids. Sales of FORCE® were higher from increased acres treated for corn rootworm. ACTARA® sales continued to grow strongly in Brazil and Japan.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Professional Product sales were 10% higher in 2005, 9% at constant exchange rates, largely due to volume growth. Sales growth was driven by Seed Care, with CRUISER® growth continuing above 10%, with particular success on soybeans in the USA. Sales growth was also significant in Lawn & Garden markets, particularly on turf, where HERITAGE® sales were higher in the USA and Japan and growth rates were also strong in the developing Home Care sector. Seed Care sales are expected to further expand in 2006 with the launch of AVICTA™.

Commentary on regional performance

	Full Year		Growth
Regional	2005 US$ million	2004 US$ million	Actual %	CER %

Europe, Africa and Middle East	2,283	2,256	1	(2)
NAFTA	2,081	1,873	11	10
Latin America	1,027	1,020	1	1
Asia Pacific	939	893	5	4

Total	6,330	6,042	5	3

Sales in Europe, Africa and the Middle East increased by 1% due to the weakness of the US dollar and, at constant exchange rates, were 2% lower due to reduced volumes, though with improvement in the fourth quarter. Sales in Europe were higher, with continuing growth above 10% in eastern Europe offsetting weakness in western Europe which was partly due to drought in the early part of the year. The decline in constant currency sales for the region overall reflected reduced tender sales in Africa and the Middle East due to increased generic competition.

In NAFTA, sales grew 11%, 10% at constant exchange rates, with 8% volume growth and 2% higher local currency prices. Sales of the CALLISTO® range again registered strong growth, with notable impact from the combination product LEXAR®. Insecticide sales also grew strongly, driven by KARATE® as noted above. Initial indications are that Syngenta gained market share in the USA, the world’s largest agricultural market.

In Latin America, sales grew 1% in 2005 after very strong growth in 2004. Volumes were 2% higher but this was offset by a 1% US dollar price decline. The market in Brazil was impacted by the strength of the real, which reduced commodity crop competitiveness in the key export sector, and Syngenta’s sales for the year were marginally lower despite a strong second half performance in insecticides and fungicides. ACTARA® market penetration continued, with sales growth over 30%. Sales in Argentina grew strongly, driven by TOUCHDOWN®.

Sales in Asia Pacific grew by 5%, partly due to the weakness of the US dollar against the South Korean Won. At constant exchange rates sales were 4% higher with 6% volume growth offset by a 2% decline in local currency prices. Growth across a number of markets, notably Japan, India, South Korea, Vietnam and China, more than offset weakness in Australia, where both volumes and prices were depressed.

Seeds

Sales were 45% higher, due in part to the weakness of the US dollar, and at constant exchange rates sales were up 42%, with volume growth of 33% from the 2004 acquisitions of Golden Harvest and Garst, 7% from other volume growth and 2% from local currency prices.

	Full Year		Growth
Regional	2005 US$ million	2004 US$ million	Actual %	CER %

Corn & Soybean	880	401	120	117
Diverse Field Crops	301	247	22	16
Vegetables	384	356	8	6
Flowers	232	235	(2)	(4)

Total	1,797	1,239	45	42

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST® and GOLDEN HARVEST® corn, and oilseeds, HILLESHÖG® sugar beet

Corn & Soybean sales more than doubled from the successful integration of the 2004 acquisitions. Sales overall were 120% higher, 117% at constant exchange rates, with volume growth from the acquisitions approximately 97%, other volumes 18% higher and local currency prices 2% higher. GOLDEN HARVEST® and GARST® were successfully integrated and initial indications are that market share was maintained in the critical US market. Reported sales were further helped by the holding back of fourth quarter 2004 deliveries in the USA to align sales closer to grower consumption for the 2005 season.

In Diverse Field Crops, sales were 22% higher, 16% at constant exchange rates, with 5% volume growth from acquisitions, other volumes up 7% and local currency prices 4% higher. NK® sunflower sales were up strongly due to volume gains in eastern Europe benefiting from increased demand for biodiesel. Sugarbeet sales also increased in Europe.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetable sales for the year were 8% higher, 6% at constant exchange rates, with volumes 5% higher and average local currency prices 1% higher. After a slow start to the year due to poor weather in Europe, vegetables sales recovered strongly in the second half. Sales in the emerging markets of Latin America and Asia Pacific continued to expand rapidly. In fresh produce, sales of watermelon and cantaloupe again showed strong growth in the USA and initial launches took place in Europe.

Sales of S&G® flowers were 2% lower, 4% down at constant exchange rates, with local currency prices up 1% but volumes 5% lower in a weak market, though with some recovery in the second half of the year.

Commentary on regional performance

	Full Year		Growth
Regional	2005 US$ million	2004 US$ million	Actual %	CER %

Europe, Africa and Middle East	699	641	9	4
NAFTA	903	437	107	106
Latin America	107	86	24	24
Asia Pacific	88	75	17	15

Total	1,797	1,239	45	42

Sales in Europe, Africa and the Middle East increased by 9%, helped by the weakness of the US dollar against the euro in the first half, and at constant exchange rates were 4% higher, with both volumes and local currency prices up 2%. Sales growth was driven by Diverse Field Crops in eastern Europe, which more than offset drought related weakness in Spain.

NAFTA sales growth of 107%, 106% at constant exchange rates, includes 89% volume growth from the 2004 acquisitions and 17% other volume growth. Local currency prices overall were flat. The other volume growth included strong sales performances in Corn & Soybean and in watermelon and cantaloupe sales within Vegetables.

Latin America sales were 24% higher than in 2004, with volumes 15% higher and 9% higher US dollar sales prices. Growth was driven by strong performances in corn and vegetables.

In Asia Pacific, sales increased by 17%, 15% at constant exchange rates, with 13% from volume and 2% from local currency prices. Sales were strong in corn and vegetables, particularly in the emerging markets of India and Thailand.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase in sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year		Growth
Operating Income	2005 US$ million	2004 US$ million	Actual%

Crop Protection	996	713	40
Seeds	17	(20)	-
Plant Science	(153)	(152)	(1)

Total	860	541	59

Operating income increased by 59% to US$860 million. Sales increased by 11%, including 2% from movements in exchange rates and 6% from the 2004 acquisitions. Gross profit margin reduced by 0.1% with higher margins in the Crop Protection business offset by lower margins in Seeds, largely due to the purchase accounting inventory step-up relating to the 2004 acquisitions and the higher weighting of lower margin Corn & Soybean following the 2004 acquisitions. Marketing and distribution costs increased by 10%, 9% when expressed at constant exchange rates, and included the full year impact of the acquisitions, which were completed in the second half of 2004. Research and development costs increased by 2%, but were only 1% higher at constant exchange rates. Increased research and development costs in Seeds due to the acquisitions and increased resource in trait development were offset by reduced research spend in Plant Science benefiting from the restructuring announced in 2004. General and administrative costs were 14% higher, with 6% from exchange rate movements largely due to US$36 million lower hedging gains under the EBITDA hedging program which are reported within this cost category. At constant exchange rates, general and administrative costs were 8% higher. Ceasing amortization of goodwill after adoption of IFRS 3 reduced these costs by 9%, but this was offset by some increase in patent and other litigation expenses and also the costs of pro-actively managing the effects of the unintended release of Bt10 corn into commercial sale, including testing of corn export shipments from the USA. Restructuring and impairment costs excluding US$24 million charged within Seeds cost of goods sold, reduced by US$142 million to US$212 million in 2005. These costs are described in more detail below.

Of the US$319 million (59%) increase in operating income, lower restructuring and impairment costs accounted for US$118 million including the Seeds inventory purchase accounting adjustment. Excluding these costs, operating income increased by 23%. Ceasing goodwill amortization, noted above, increased reported operating income by approximately US$56 million. The weaker US dollar in the first half main selling season, combined with US dollar recovery in the second half reducing Swiss franc and British pound sterling based costs, increased operating income by approximately US$48 million despite including lower hedging income from the EBITDA hedging program at US$5 million, compared to US$41 million in 2004. The EBITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA (earnings before interest, tax, depreciation and amortization). Operating income in 2005 included US$15 million gains on disposal of non-current assets (2004: nil, 2003: US$62 million) and a non-recurring escrow refund of US$11 million relating to a 1998 acquisition. These were offset by increased patent and other litigation expenses and, in addition, the costs relating to Bt10 corn noted above. The amounts of such individually non-recurring items will vary from year to year. Further analysis of operating income is provided below in the review of segmental performance.

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2005	2004	2005	2004	2005	2004	% Growth Actual	% Growth CER

Sales	6,330	6,042	-	-	6,330	6,042	5	3
Cost of goods sold	(3,033)	(2,934)	-	-	(3,033)	(2,934)	(3)	(2)

Gross profit	3,297	3,108	-	-	3,297	3,108	6	4

as a percentage of sales	52%	51%			52%	51%

Marketing and distribution	(1,106)	(1,040)	-	-	(1,106)	(1,040)	(6)	(5)
Research and development	(509)	(499)	-	-	(509)	(499)	(2)	(1)
General and administrative	(557)	(539)	-	-	(557)	(539)	(3)	3
Restructuring and impairment	(129)	(317)	(129)	(317)	-	-

Operating income	996	713	(129)	(317)	1,125	1,030	9	6

as a percentage of sales	16%	12%			18%	17%

Average local currency sales prices were flat in 2005, but volumes increased by 3%. Cost of goods sold were 3% higher, but only 2% higher at constant exchange rates despite being adversely impacted by an estimated US$96 million due to the impact of higher oil and gas prices. Site and plant closures in the Operational Efficiency program, and non-oil savings in raw material and intermediate purchase costs offset the impact of the higher oil prices. With higher volumes and improved capacity utilization, gross profit margins improved by around 0.6%, 0.3% at constant exchange rates.

Marketing and distribution costs were reported 6% higher, 5% at constant exchange rates. Higher volumes increased distribution costs and the stronger Brazilian real increased costs in Latin America and, by making export crops less competitive, also triggered some increased provision for doubtful receivables. Research and development costs increased by 2% but at constant exchange rates were 1% higher, with research costs marginally lower following the site rationalization announced in 2004 and some increase in development spend on growth opportunities in Professional Products and to accelerate new active ingredients to market. General and administrative costs were 3% higher, but 3% down at constant exchange rates when the lower EBITDA hedging income is excluded. Ceasing goodwill amortization reduced these costs by around 9%, but this was partly offset by the impact of the stronger real on costs in Latin America and some increase in litigation costs.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2005 and 2004 these costs largely relate to the Operational Efficiency Program initiated in February 2004. These costs are described in more detail below.

Operating income was 40% higher at US$996 million, with US$188 million from lower restructuring and impairment charges. Excluding the lower restructuring and impairment, operating income was 9% higher.

The US dollar was weak in the important first half sales season, increasing reported sales and was stronger in the second half, reducing reported costs from the Swiss franc and British pound sterling cost base, so despite lower hedging income, the net effect of exchange rate movements increased operating income by an estimated US$32 million.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2005	2004	2005	2004	2005	2004	% Growth Actual	% Growth CER

Sales	1,797	1,239	-	-	1,797	1,239	45	42
Cost of goods sold	(940)	(610)	(24)	-	(916)	(610)	(50)	(48)

Gross profit	857	629	(24)	-	881	629	40	37

as a percentage of sales	48%	51%			49%	51%

Marketing and distribution	(408)	(339)	-	-	(408)	(339)	(20)	(19)
Research and development	(213)	(186)	-	-	(213)	(186)	(15)	(14)
General and administrative	(169)	(99)	-	-	(169)	(99)	(71)	(67)
Restructuring and impairment	(50)	(25)	(50)	(25)	-	-

Operating income	17	(20)	(74)	(25)	91	5	n/a	n/a

as a percentage of sales	1%	- 2%			5%	-

Sales were significantly increased by the acquisitions of Golden Harvest and Garst completed in 2004, which had their first significant impact on sales in 2005. Local currency prices were overall 2% higher but margins declined by approximately 3% due to the US$24 million reversal of the purchase accounting inventory step-up and higher weighting of lower margin Corn & Soybean following the 2004 acquisitions and some price pressure in fresh produce in the USA. Marketing and distribution costs were reported 20% higher, 19% higher at constant exchange rates, largely due to the acquisitions which were completed in the second half of 2004. Research and development costs increased by 15%, 14% at constant exchange rates, again largely due to the acquisitions but also with some increased spend on new trait development. General and administrative costs were 71% higher, 67% when expressed at constant exchange rates, with approximately 16% due to the costs in the acquired companies but including, in addition, increased litigation costs, largely related to patents, and also the costs arising from the unintended release of Bt10 corn into commercial sale, which Syngenta has been managing pro-actively. Syngenta has introduced testing of export corn shipments from the US for the period when Bt10 contaminated corn may be in the corn supply channels. Restructuring and impairment in addition to the purchase accounting adjustment noted above, includes US$38 million costs of integrating the 2004 acquisitions and eliminating duplicated administration and facilities. Restructuring and impairment also included costs from the Operational Efficiency program from the outsourcing of certain back-office activities and the write-off of inventories related to exiting unprofitable crops and markets.

Weakness in the US dollar in the first half contributed an additional US$15 million to Seeds operating income in 2005 relative to 2004.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2005	2004	2005	2004	2005	2004	% Growth Actual	% Growth CER

Sales	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-

Gross profit	-	-	-	-	-	-

as a percentage of sales	-	-	-	-	-	-

Marketing and distribution	(4)	(3)	-	-	(4)	(3)	(33)	(33)
Research and development	(100)	(124)	-	-	(100)	(124)	19	20
General and administrative	(16)	(13)	-	-	(16)	(13)	(23)	(34)
Restructuring and impairment	(33)	(12)	(33)	(12)	-	-

Operating income	(153)	(152)	(33)	(12)	(120)	(140)	14	14

as a percentage of sales	-	-			-	-

Small sales of the QUANTUM® enzyme were made in Mexico, with registration pending in the USA. Research and technology spending was 19% lower, 20% at constant exchange rates, following the restructuring of the research sites initiated in 2004, which included focusing biotechnology activities at the Research Triangle Park facility in North Carolina. Higher general and administrative costs largely relate to the costs of increased scouting for new external business development opportunities.

Work on plant-produced pharmaceutical compounds progressed in 2005 to the stage of clinical trials. However, in view of the extended time lines and associated costs of full commercialization, Syngenta decided at the end of 2005 to seek third parties to take these projects through development to commercial launch. Research and development resources released by this decision will be redirected to other businesses. Restructuring and impairment costs include charges for this exit. In addition, the market value of shares held in Diversa Corporation has fallen significantly below cost and an impairment of approximately US$17 million has been recognized. In 2004 the restructuring charge of US$12 million related to the rationalization of the research sites under which biotechnology research is to be concentrated in the USA, as noted above.

Defined Benefit Pensions

Defined benefit pension costs decreased from US$221 million in 2004 (including US$95 million of restructuring costs) to US$125 million in 2005 (including US$20 million of restructuring costs). The restructuring costs in 2004 included the one-off transition costs of moving to a new scheme in Switzerland that, whilst continuing to be accounted for as a defined benefit scheme, has several of the characteristics of a defined contribution scheme, which in particular will reduce the costs associated with early retirement. Excluding the costs associated with restructuring, defined benefit costs reduced by US$21 million in 2005 compared to 2004. This was mainly due to a favorable currency translation effect of US$10 million on costs of plans outside the USA due to the stronger US dollar, and to a non-recurring gain of US$10 million caused by the change in the rules of Syngenta’s Dutch pension plan. The underlying level of defined benefit cost remained similar to that in 2004.

During 2005, as in 2004, actual investment returns exceeded the long term assumed rate of return. Employer contributions to defined benefit schemes, excluding contributions related to restructuring, increased from US$144 million in 2004 to US$487 million in 2005. This includes US$350 million of special lump sum contributions in respect of Syngenta’s UK and US pension funds, which were in addition to the recurring contributions (US$85 million for these two funds) also made in 2005. These special contributions were voluntary and Syngenta does not currently expect to make any further special contributions into either fund in 2006. Syngenta decided to make the special contributions in 2005 in order to improve the funded status of these two funds. The additional funds are expected to be invested in order to manage plan assets in a manner more closely related to changes in plan liabilities (“asset liability management”). This involves the use of interest rate derivatives to manage the exposure to changes in interest rates to which pension liabilities are subject.

Excluding restructuring costs, defined benefit pension expense in 2006 is expected to be similar to that in 2005, because the effect of the additional expected investment returns on the 2005 special contributions will be offset by the effect of using lower discount rates for 2006 compared to 2005, due to falls in corporate bond yields during 2005, and by the non-recurring 2005 gain for the Dutch pension plan.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

		2005			2004
For the year to 31 December		US$ million	US$ million	US$ million	US$ million	US$ million

Reversal of inventory step-up (in cost of goods sold)				(24)
Restructuring costs:
Write-off or impairment
–	property, plant and equipment	(22)			(132)
–	intangible assets	-			(1)
–	inventories	(8)			(1)
Non-cash pension restructuring charges		-			(50)
Total non-cash restructuring charges			(30)			(184)
Cash costs
–	operational efficiency	(125)			(136)
–	Seeds acquisition integration	(38)			(16)
–	merger synergy program and other cash costs	-			(19)
			(163)			(171)
Impairment of financial assets			(19)			-
Gains from product disposals			-			1
				(212)

Total restructuring and impairment charge				(236)		(354)

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

In 2005, as part of the operational efficiency program, the closure of two Crop Protection production sites and partial closure of another were announced. In total, cash costs of US$125 million, inventory write-offs of US$3 million and impairments of property, plant and equipment of US$22 million have been triggered by operational efficiency initiatives in 2005. The Seeds NAFTA corn and soybean business continued its restructuring program to integrate the Golden Harvest and Garst acquisitions, recording cash costs of US$38 million in 2005.

Purchase accounting rules require the book value of acquired finished goods inventories to be stepped up to fair value less costs to sell, with a corresponding reduction in goodwill. The stepped-up amount is expensed as the acquired inventories are sold. This adjustment does not affect cash flows, and inventories produced after the acquisition date are valued at their production cost. US$24 million of the US$31 million inventory step-up arising from the Golden Harvest and Garst acquisition accounting was charged to cost of goods sold in 2005. A further US$7 million will be charged in 2006.

The US$19 million financial asset impairment largely reflects the significant fall in the share price of Diversa Corporation, which is now below the original cost of the shareholding.

In 2004, restructuring and impairment related mainly to the Operational Efficiency program announced in that year. The closure of three Crop Protection production sites was announced together with the rationalization of two further sites. A further focusing of research activities, including the closure of one site, was also announced.

The Seeds NAFTA Corn & Soybean business, within Field Crops, initiated a restructuring program to integrate the Garst and Golden Harvest acquisitions. In addition, the final costs of the merger and integration program announced at the formation of Syngenta in November 2000, largely associated with the closure of two Crop Protection production sites, were also charged in 2004.

Cash costs of US$171 million and asset impairments of US$134 million were recorded in 2004 for these restructuring initiatives. In addition, as part of the Operational Efficiency program, the rules of Syngenta’s Swiss pension fund were amended in April 2004, so that whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. This change will reduce the expense related to early retirement in future years and reduces Syngenta’s exposure to pension fund investment returns. This charge was partially offset by a US$10 million favorable non-cash impact of pension fund curtailments associated with restructuring.

Financial Expense, net

Interest expense net of interest income increased from US$42 million in 2004 to US$66 million in 2005 largely due to premium costs incurred in the partial tender to repurchase Syngenta’s €800 million 2006 Eurobond in April 2005. The additional premium paid, offset by gains on the termination of associated hedges, was US$16 million. Average working capital levels were higher in 2005 than 2004 due to selective increases in trade credit and this, combined with rising short term interest rates, also increased net interest expense. Net currency hedging costs were US$4 million higher than 2004 due in part to the timing of amortization of option premia for the EBITDA hedging program. The net result of currency gains and losses from balance sheet exposures and related hedging program was a small gain at a similar level to 2004.

Taxes

The overall tax rate in 2005 was 18% compared to negative 15% in 2004, with profits after tax higher than profit before tax. The tax rate on net restructuring and impairment costs of 33% was lower than the 38% of 2004, and future rates will be very dependent on the nature of restructuring charges and may vary significantly. The tax charge in 2004 included a tax credit of US$139 million from the recognition of relief on tax losses following corporate restructuring. Whilst Syngenta continues efforts to utilize tax losses carried forward to reduce the tax charge, including US$12 million in 2005 as shown in Note 8 to the consolidated financial statements, the recognition in 2004 was unusually large. Whilst rates in individual years may vary, Syngenta estimates that the tax rate on profits excluding restructuring and impairment costs will be in the low twenties in 2006.

Net Income and Other Supplementary Income Data

Net income in 2005 was US$626 million, with US$622 million attributable to shareholders of Syngenta AG, compared to US$428 million in 2004, with US$460 million attributable to shareholders of Syngenta AG. Syngenta adopted IFRS 3 in 2005 and ceased the amortization of goodwill. Goodwill amortization charged in 2004 was US$56 million. In addition, 2004 net income attributable to Syngenta AG includes a loss on discontinued activities of US$83 million related to the disposal of Syngenta’s 75% interest in SF Chem AG. Restructuring and impairment costs were higher in 2004 at US$354 million compared to US$212 million in 2005 as described above. After related taxation, restructuring and impairment costs were US$157 million in 2005 compared to US$219 million in 2004. As noted above, tax costs in 2004 were net of approximately US$139 million recognition of relief on tax losses after corporate restructuring.

Results of Operations 2004 Compared to 2003 Sales commentary

Total Syngenta consolidated sales for 2004 were US$7,269 million, compared to US$6,525 million in 2003, with growth of 11% in US dollars and 7% at constant exchange rates due to higher sales volumes. The analysis by segment is as follows:

	Full Year	Growth
(US$ million, except growth %)	2004	2003	Actual %	CER %

Crop Protection	6,042	5,429	+11	+7
Seeds	1,239	1,104	+12	+6
Inter-segment elimination	(12)	(8)

Total	7,269	6,525	+11	+7

Sales by region were as follows:

	Full Year	Growth
			Actual	CER
(US$ million, except growth %)	2004	2003	%	%

Europe, Africa and Middle East	2,892	2,543	+14	+4
NAFTA	2,306	2,248	+3	+2
Latin America	1,103	827	+33	+33
Asia Pacific	968	907	+7	+2

Total	7,269	6,525	+11	+7

Crop Protection

Sales in 2004 were 11% higher than in 2003, following 4% growth in 2003 compared to 2002. The weakness of the US dollar contributed to growth in both years and at constant exchange rates sales were 7% higher in 2004 than 2003 and 2% lower in 2003 compared to 2002. Sales volumes were 8% higher in 2004 than 2003, offset by a 1% decline in local currency prices. Agricultural markets recovered in Europe after the drought of 2003 and remained strong in Latin America. Increased crop disease, notably from soybean rust and septoria resistance, contributed to a strong increase in fungicide sales. Insecticides benefited from the roll-out of new combination products and high insect pest pressure. Total sales of new products grew by 37%, 32% at constant exchange rates, to reach US$688 million with continuing growth in the CALLISTO® range (US$289 million) and in ACTARA®/CRUISER® (US$298 million) as well as the successful launch of ENVOKE® for use on cotton in the USA.

Sales by Product line are set out below.
	Full Year	Growth (1)
Product line	2004 US$ million	2003 US$ million	Actual %	CER %

Selective herbicides	1,867	1,717	+9	+4
Non-selective herbicides	645	616	+5	+2
Fungicides	1,702	1,438	+18	+12
Insecticides	1,049	960	+10	+7
Professional products	720	650	+9	+6
Others	59	48	+21	+16

Total	6,042	5,429	+11	+7

Selective Herbicides: major brands BICEP MAGNUM®, CALLISTO®/LUMAX®, DUAL MAGNUM®, FUSILADE® MAX, TOPIK®

Selective herbicides sales increased by 9%, 4% at constant exchange rates, with volumes 5% higher but local currency prices averaging 1% lower. Sales growth was driven by the CALLISTO® range, which grew further in the US corn-belt with the launch of LEXAR® in central and southern states. CALLISTO® sales also expanded rapidly in Europe. A decline in US sales of DUAL® /BICEP® MAGNUM was partially offset by growth in other regions. ENVOKE® made a significant contribution following its launch on cotton in the USA and there was further growth in Brazil. TOPIK® benefited from favorable conditions in France and southern Europe and from strong demand on wheat in India; in the expanding markets of Eastern Europe sales were up more than 50%.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales were 5% higher, 2% at constant exchange rates, with volumes 5% higher but local currency prices 3% lower. GRAMOXONE® sales increased strongly in China where sales had been held back in 2003 to reduce inventories in the distribution channels but were lower in Australia due to drought. A strong recovery in TOUCHDOWN® sales, in the second half, as volumes increased in NAFTA and Latin America, was partially offset by ongoing price pressure in the USA.

Fungicides: major brands ACANTO®, ALTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicide sales registered strong growth across all regions, 18% higher than 2003 overall, 12% when expressed at constant exchange rates with volumes up 13% but local currency prices down 1%. AMISTAR® sales exceeded US$500 million driven by the penetration of soybean rust in Brazil and increased demand on various crops in the USA. Growth in Europe reflected the market recovery following the drought in 2003 and the launch of product combination programs to combat cereal septoria resistance, notably with BRAVO®.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide sales were 10% higher in 2004, 7% at constant exchange rates, with 9% volume growth partly offset by 2% lower local currency prices. ACTARA® sales continued their broad-based increase in penetration in many markets. KARATE® sales benefited from the strength of the Latin American markets and from high pest pressure in Europe. US sales of FORCE® declined due to a reduction in demand for soil-based corn rootworm insecticides in favor of seed treatment; this was partially offset by increased sales in Eastern Europe.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

Professional Product sales were 9% higher in 2004, 6% at constant exchange rates with volumes overall growing 7% but local currency prices 1% lower. Volume growth was reduced by 2% due to reduction in the number of products on the sales range. Seed treatments continue to gain in popularity among growers in all regions. The main driver was the further success of CRUISER® in the USA, and on soybeans in Brazil. Fungicide seed treatments also grew strongly, notably MAXIM® in Brazil and France. Turf product sales improved with better weather conditions in the USA and an expansion in direct sales to golf courses in Japan.

(1)	Product line variances take into account minor reclassifications made in 2004.

Commentary on regional performance
	Full Year	Growth
Regional	2004 US$ million	2003 US$ million	Actual %	CER %

Europe, Africa and Middle East	2,256	1,982	+14	+5
NAFTA	1,873	1,851	+1	-
Latin America	1,020	749	+36	+36
Asia Pacific	893	847	+6	+1

Total	6,042	5,429	+11	+7

Sales in Europe, Africa and the Middle East increased by 14%, due in part to the weakness of the US dollar and at constant exchange rates were 5% higher due to volume growth. Sales grew across all product lines with notable contributions from the entire fungicide range and selective herbicides, particularly CALLISTO®. Double-digit increases were achieved in France and Eastern Europe, the latter benefiting from increased investment in agriculture and economic growth.

In NAFTA, sales grew 1%, flat at constant exchange rates with 1% volume growth offset by a similar decline in local currency prices. Selective herbicides sales were stable in a difficult market whilst non-selective herbicide sales continued to be affected by price pressure in glyphosate in the USA, which offset volume growth in Canada. Fungicide sales growth was driven primarily by the success of AMISTAR®. Insecticide sales were lower, due to a reduction in sales of FORCE® and, to a lesser extent, KARATE®. Professional Products – notably seed treatment and sales of turf products – performed well. Strong growth continued in Canada, where an increase in canola acres drove up sales of CRUISER®.

In Latin America, sales grew 36%, with 34% from increased volumes and 2% from higher US dollar prices. Sales expanded across the portfolio in Brazil and Argentina as the global competitiveness of growers in the region and strong export demand encouraged an increase in the acreage under cultivation. The strongest growth was in insecticide sales, notably ACTARA® and fungicides, with the spread of soybean rust resulting in a significant increase in AMISTAR® sales. The launch of the combination product PRIORI XTRA™, which has both preventative and curative action, further strengthened Syngenta’s position in this important new market.

In Asia Pacific, sales grew by 6%, partly due to the weakness of the US dollar against the Japanese yen and Australian dollar and at constant exchange rates sales were 1% higher with 3% volume growth offset by a 2% decline in local currency prices. A strong underlying performance in Japan was masked by delaying fourth-quarter shipments to reduce inventories in the distribution channels and align sales more closely with consumption by the grower. Sales grew strongly in China where distribution channel inventories had been reduced in 2003 and which were at more normal levels in 2004. India showed good growth and sales in Australia improved in the second half following an earlier drought.

Seeds

Sales increased in all the major crops and regions and were 12% higher than 2003, due in part to the weakness of the US dollar and at constant exchange rates sales were up 6%, with a 3% volume increase and similar increase in local currency prices. Due to the acquisitions of Golden Harvest® and Garst® being completed after the end of the sales season, the impact of these acquisitions on Field Crop sales was not material.

	Full Year	Growth
Product line	2004 US$ million	2003 US$ million	Actual %	CER %

Corn & Soybean	401	382	+5	+1
Diverse Field Crops	247	216	+14	+5
Vegetables	356	295	+21	+14
Flowers	235	211	+11	+5

Total	1,239	1,104	+12	+ 6

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Corn & Soybean sales were 5% higher, helped by US dollar weakness and at constant exchange rates were up 1%, with 2% higher local currency prices offset by a 1% volume decline. Sales of NK® corn grew in all regions. Underlying demand for soybean was strong throughout the year, although reported sales were lower due to the holding back of fourth quarter deliveries in the USA to align sales closer to grower consumption for the 2005 season. Diverse Field Crops sales were 14% higher helped by the stronger euro and at constant exchange rates were up 5% due to increased volumes. Oilseed sales were strong driven by growth in NK® sunflower and sugar beet sales increased in strong Eastern European markets.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Vegetables sales increased by 21%, 14% at constant exchange rates, with volumes 11% higher and local currency prices up 3%.

Sales of vegetables grew in all regions. In the USA, sales of DULCINEA® products exceeded US$30 million with continued growth of PUREHEART® seedless watermelons, and the successful launch of the BELLAHEART™ cantaloupe melon. In Europe, a strong performance in fresh S&G® tomatoes, melons and squash more than offset market pressure in the processed vegetable segment.

Sales of S&G® flowers were 11% higher, 5% at constant exchange rates with 3% volume growth and a further 2% from higher local currency prices. Sales increased across all regions reflecting strong genetics, effective supply chain management of young plants and the expansion of direct sales.

Commentary on regional performance
	Full Year	Growth
Regional	2004 US$ million	2003 US$ million	Actual %	CER %

Europe, Africa and Middle East	641	565	+13	+3
NAFTA	437	400	+9	+8
Latin America	86	79	+8	+8
Asia Pacific	75	60	+26	+19

Total	1,239	1,104	+12	+ 6

Sales in Europe, Africa and the Middle East increased by 13%, helped by the weakness of the US dollar against the euro and at constant exchange rates were 3% higher due to higher local currency prices. Sales were driven by field crops in Eastern Europe, notably corn, sunflower and sugar beet. Vegetable sales benefited from favorable pricing in the fresh segment.

Whilst demand in NAFTA field crops was strong throughout the year, the postponement of fourth quarter soybean shipments to align sales more closely with grower consumption, led to lower sales growth. Vegetables sales benefited from the ongoing expansion of DULCINEA®, now fully consolidated. Overall, sales in the region were 9% higher, 8% at constant exchange rates, with 6% from volume growth and 2% higher local currency prices.

A strong performance in Latin America benefited from corn market share gains in Argentina and from the development of the vegetables business in Brazil. Sales were 8% higher in 2004, with volumes 4% higher and a similar increase in US dollar prices.

In Asia Pacific, sales increased by 26%, 19% at constant exchange rates, with 21% from volume growth partly offset by a 2% decline in local currency prices. Sales of oilseeds and corn performed well in India. In Japan flower sales benefited from the acquisition of Dia Engei in early 2004.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year	Growth
Operating Income	2004 US$ million	2003 US$ million (adjusted)	Actual %

Crop Protection	713	566	+26
Seeds	(20)	59	- 134
Plant Science	(152)	(107)	- 42

Total	541	518	+ 4

Operating income increased by 4% to US$541 million. Sales increased by 11%, including 4% from movements in exchange rates. Gross profit margin increased by 1.2%, with higher margins in the Crop Protection business due to cost savings and higher capacity utilization from the volume growth. Marketing and distribution costs increased by 16%, 11% when expressed at constant exchange rates, and included the impact of the acquisitions in Seeds which, due to completion after the end of the selling season, increased costs without significantly contributing to sales. Research and development costs increased by 11%, with 6% due to exchange rates. At constant exchange rates, cost savings in research and technology from the restructuring announced in 2004 were more than offset by increased development expenditure in Plant Science and in Seeds, partly due to the acquisitions. General and administrative costs were 3% lower, 8% at constant exchange rates, largely due to lower costs in Crop Protection. Restructuring and impairment costs increased from US$166 million in 2003 to US$354 million in 2004, largely due to the costs associated with the first year of the Operational Efficiency program initiated in February 2004. These costs are described in more detail below.

Excluding the US$354 million charges for restructuring and impairment, operating income increased by 31%. Despite a favorable impact of exchange rate movements on sales, growth in operating income was reduced by approximately US$23 million due to movement in exchange rates. The adverse impact on the cost base, where the weighting of euro, Swiss franc and British pounds sterling is higher than is the case with sales, more than fully offset the favorable impact on sales. Hedging income under the EBITDA hedging program, which is reported within general and administrative costs, was US$41 million in 2004 compared to US$39 million in 2003, and so it had a minor impact on the year on year comparison. The EBITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA (earnings before interest, tax, depreciation and amortization).

Crop Protection Operating Income
	Total	Restructuring and impairment			Before Restructuring and impairment
(US$ million, except growth %)	2004	2003	2004	2003	2004	2003	% Growth Actual	% Growth CER

Sales	6,042	5,429	-	-	6,042	5,429	+ 11	+ 7
Cost of goods sold	(2,934)	(2,720)	-	-	(2,934)	(2,720)	- 8	- 2

Gross profit	3,108	2,709	-	-	3,108	2,709	+ 15	+ 12

as a percentage of sales	51%	50%			51%	50%

Marketing and distribution	(1,040)	(916)	-	-	(1,040)	(916)	- 14	- 9
Research and development	(499)	(453)	-	-	(499)	(453)	- 10	- 2
General and administrative	(539)	(582)	-	-	(539)	(582)	+ 7	+ 12
Restructuring and impairment	(317)	(192)	(317)	(192)	-	-

Operating income	713	566	(317)	(192)	1,030	758	+ 36	+ 39

as a percentage of sales	12%	10%			17%	14%

Average sales prices were 1% lower, but supply chain cost savings and higher capacity utilization from the increased sales volumes drove a 1.5% improvement in gross margins despite an adverse impact of almost 1% from exchange rate movements. The weakness of the US dollar increased reported costs at actual exchange rates. Marketing and distribution costs were reported 14% higher, but at constant exchange rates, were 9% higher than 2003. The increase is partly to support business growth and partly due to increased receivable provisions due to the higher sales weighting in higher risk countries. Research and development reported costs increased by 10% but at constant exchange rates were 2% higher. General and administrative costs were 7% lower, 12% down at constant exchange rates, with reduced amortization and the reduced incidence of events that caused the recognition of new liability provisions.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2004, these costs largely relate to the Operational Efficiency Program initiated in February 2004. In 2003 these costs were largely associated with the continued implementation of the programs to integrate and achieve cost synergies from the integration of the former Novartis and Zeneca businesses. Restructuring and impairment is discussed in more detail later in this section.

Operating income was 26% higher at US$713 million, despite the increase in restructuring and impairment charges, driven by the higher sales volumes and improved gross profit margin.

With the higher weighting of costs in Swiss francs and British pounds sterling than in sales, and despite hedging income of US$41 million (2003: US$39 million), the net effect of the weakening US dollar was to reduce the growth in operating income by approximately US$25 million.

Seeds Operating Income
	Total	Restructuring and impairment			Before Restructuring and impairment
(US$ million, except growth %)	2004	2003	2004	2003	2004	2003	% Growth Actual	% Growth CER

Sales	1,239	1,104	-	-	1,239	1,104	+12	+6
Cost of goods sold	(610)	(536)	-	-	(610)	(536)	- 14	- 9

Gross profit	629	568	-	-	629	568	+11	+4

as a percentage of sales	51%	51%			51%	51%

Marketing and distribution	(339)	(275)	-	-	(339)	(275)	- 23	- 17
Research and development	(186)	(164)	-	-	(186)	(164)	- 13	- 10
General and administrative	(99)	(70)	-	-	(99)	(70)	- 41	- 34
Restructuring and impairment	(25)	-	(25)	-	-	-

Operating income	(20)	59	(25)	-	5	59	- 92	- 109

as a percentage of sales	- 2%	5%			-	5%

Sales prices were 3% higher in local currencies, but margins were flat largely due to adverse weather impact on yields of vegetable fresh produce and the establishing of common inventory provisioning policies with the acquired Field Crop companies. Due to their completion after the end of the main selling season, these acquisitions did not significantly contribute to sales in 2004, but did increase marketing and distribution, research and development and general and administrative costs in the second half of 2004 by a total of approximately US$47 million. Marketing and distribution costs were reported 23% higher, 17% higher at constant exchange rates, due to the acquisitions and growth in vegetable fresh produce. Research and development costs increased by 13%, 10% at constant exchange rates, largely due to the acquisitions. General and administrative costs were 41% higher, 34% when expressed at constant exchange rates, due to the costs in the acquired companies and the additional amortization from these acquisitions and other acquired intangibles in 2004. Restructuring and impairment includes US$7 million post-acquisition impairments of property, plant and equipment in the acquired Field Crop companies and other cash costs associated with integrating Golden Harvest and Garst and rationalizing duplicated sites and activities.

Weakness in the US dollar contributed an additional US$10 million to Seeds operating income in 2004 relative to 2003.

Plant Science Operating Income
	Total	Restructuring and impairment			Before Restructuring and impairment
(US$ million, except growth %)	2004	2003	2004	2003 (adjusted)	2004	2003	% Growth Actual	% Growth CER

Sales	-	-	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-	-	-

Gross profit	-	-	-	-	-	-	-	-

as a percentage of sales	-	-	-	-	-	-	-	-

Marketing and distribution	(3)	(2)	-	-	(3)	(2)	- 50	-
Research and development	(124)	(109)	-	-	(124)	(109)	- 14	- 8
General and administrative	(13)	(22)	-	-	(13)	(22)	+41	+49
Restructuring and impairment	(12)	26	(12)	26	-	-

Operating income/(loss)	(152)	(107)	(12)	26	(140)	(133)	- 5	-

as a percentage of sales	-	-	-	-	-	-	-	-

Research and technology spending was reduced following the restructuring of the research sites initiated in 2004 but this was offset by higher spending on development as projects came closer to commercialization and combined research and development spending was 14% higher, 8% at constant exchange rates.

The restructuring and impairment net gain in 2003 represented the gain of US$39 million on the sale of technology and intellectual property to Diversa Corporation (“Diversa”), net of a charge of US$10 million for closure of the Torrey Mesa Research Institute and US$3 million for the impairment of an equity investment where market price had fallen below cost. In 2004 the restructuring charge of US$12 million related to the rationalization of the research sites under which biotechnology research is to be concentrated in the USA.

Defined Benefit Pensions

Defined benefit pension costs increased from US$175 million in 2003 (including US$46 million of restructuring costs) to US$221 million in 2004 (including US$95 million of restructuring costs). The restructuring costs in 2004 included the one-off transition costs of moving to a new scheme in Switzerland that, whilst continuing to be accounted for as a defined benefit scheme, has several of the characteristics of a defined contribution scheme, which in particular will reduce the costs associated with early retirement. Excluding the costs associated with restructuring, defined benefit costs have remained broadly flat in 2004.

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

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2004		2003
For the year to 31 December	US$ million	US$ million	US$ million	US$ million

Restructuring costs
Write-off or impairment
- property, plant and equipment	(132)		(44)
- intangible assets	(1)		-
- other assets	(1)		-
Non-cash pension restructuring charges	(50)		9
		(184)		(35)
Cash costs
- operational efficiency	(136)		-
- seeds integration	(16)		-
- merger synergy program and other cash costs	(19)		(184)
		(171)		(184)
Gains from product disposals		1		17
Gain on sale of technology and intellectual property license		-		39
Impairment of financial assets		-		(3)

Total restructuring and impairment charge		(354)		(166)

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

In 2004, restructuring and impairment relates mainly to the Operational Efficiency program announced in 2004. The closure of three production sites was announced together with the rationalization of two further sites. A further focusing of research activities, including the closure of one site, was also announced.

The Seeds NAFTA Corn & Soybean business, within Field Crops, has initiated a restructuring program to integrate the Garst and Golden Harvest acquisitions. In addition, the final costs of the merger and integration program, which was announced at the formation of Syngenta in November 2000 and described below, largely associated with the closure of two production sites, were also charged in 2004.

Cash costs of US$171 million and asset impairments of US$134 million have been recorded in 2004 for these restructuring initiatives. In addition, as part of the Operational Efficiency program, the rules of Syngenta’s Swiss pension fund were amended in April 2004, so that whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. This change will reduce the expense related to early retirement in future years and reduces Syngenta’s exposure to pension fund investment returns. This charge has been partially offset by a US$10 million favorable non-cash impact of pension fund curtailments associated with restructuring.

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

Restructuring costs in 2003 related primarily to merger and integration activities following the formation of Syngenta in November 2000. These costs are part of the program announced at the time of the merger to deliver significant synergy cost savings through the elimination of duplicated activities between the former Novartis agribusiness and Zeneca agrochemicals business, at a cash cost of around a net US$1 billion. For further information on this program, see “Merger Synergy Program” in the Operating and Financial Review within Syngenta’s annual report filed with the Securities and Exchange Commission on March 16, 2005.

The non-cash pension restructuring charges in 2003 represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

The 2003 US$3 million financial asset impairment related to the market value of biotechnology equity investments reducing below cost.

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

Taxes

The overall tax rate in 2004 was negative 15%, with profits after tax higher than profit before tax, compared to a rate of 35% in 2003. The tax rate on net restructuring and impairment costs of 38% was close to the 42% level of 2003, though rates applying to restructure and impairment may vary significantly depending on the nature of the charge. The utilization of tax loss carry forwards lowered the tax charge by US$147 million in 2004, of which US$139 million related to an unusually large recognition of relief on tax losses following corporate restructuring. In 2003, utilization of tax losses lowered the tax charge by US$68 million.

Net Income and Other Supplementary Income Data

Net income in 2004 was US$428 million, with US$460 million attributable to shareholders of Syngenta AG, compared to US$252 million in 2003, with US$248 million attributable to shareholders of Syngenta AG. Net income attributable to Syngenta AG in 2004 includes a loss on discontinued activities of US$83 million related to the disposal of Syngenta’s 75% interest in SF Chem AG. In addition, restructuring and impairment costs, net of related taxation, were higher in 2004 at US$219 million compared to US$97 million in 2003 due to the initial costs of the Operational Efficiency program initiated in 2004. Net income in 2004 benefited from the unusually large utilization of tax losses carried forward noted above.

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

The Brazilian real is the functional currency of Syngenta’s subsidiaries in Brazil. During 2002 and 2001, the Brazilian real devalued significantly against the US dollar whereas during 2003, 2004 and 2005 it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers, implemented programs to protect the US dollar value of trade receivables from customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Appreciation of the Brazilian real results in customers who sell their produce in US dollars receiving lower amounts of Brazilian reals, which may adversely impact Syngenta’s discounts and allowances or its ability to collect receivables in full. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources

Syngenta’s principal source of liquidity consists of cash generated from operations. In the period 2003 to 2005, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions, this is also expected to be the case in 2006. Working capital fluctuations are supported by short term funding available through Commercial Paper and credit facilities. Longer term capital resources include unsecured non-current bonds issued under the Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2005, 2004 and 2003 of US$458 million, US$227 million and US$206 million respectively. At December 31, 2005, 2004 and 2003, Syngenta had current financial debts of US$514 million, US$423 million and US$749 million respectively, and non-current financial debts of US$847 million, US$1,117 million and US$1,017 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,500 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and as at December 31, 2005, Syngenta had no Commercial Paper in issue. The US$1,500 million syndicated credit facility (the “Credit Facility”) which was signed in August 2004 with an original maturity of August 8, 2009 was extended for one year in July 2005. A further one year extension option is available under the facility for execution in 2006. During 2005, no amounts were drawn and as of December 31, 2005 Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

During 2005 Syngenta entered into three capital market transactions to lengthen the overall maturity profile of its long term debt. Market conditions enabled Syngenta to significantly extend its maturity profile, reducing refinancing risk whilst taking advantage of favorable long term pricing opportunities. At December 31, 2005 Syngenta’s non-current debt maturity profile is 13 years on average.

On April 22, 2005 Syngenta executed a public tender offer for its outstanding €800 million 5 year Eurobonds maturing in 2006. €581 million of the outstanding bonds were repurchased. The remaining nominal value outstanding of €219 million will be repaid on July 10, 2006. This liability is supported by a hedging portfolio which fixes the liability at US$185 million and converts the fixed euro interest payments to US dollar floating.

On the same date Syngenta issued €500 million 10 year Eurobonds under the EMTN program with a coupon rate of 4.125% . This liability is also supported by a hedging portfolio which fixes the liability at US$641 million and converts 67% of the bond’s fixed euro interest payments to US dollar fixed at 5.36%, with the balance of the bond’s interest payments converted to US dollar floating.

On December 8, 2005 Syngenta issued US$250 million unsecured non-current Notes under a Note Purchase Agreement in the US private placement market. The Notes were issued in three series of different maturities.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2005.

	Fair Value US$ million	Carrying amount US$ million	Value at issue US$ million

5.5% Eurobond 2006	263	263	185
4.125% Eurobond 2015	607	585	641
5.110% US private placement 2020	73	75	75
5.350% US private placement 2025	73	75	75
5.590% US private placement 2035	97	100	100

Total	1,113	1,098	1,076

All of the above notes have been issued from Syngenta Luxembourg Finance (#2) S.c.A, Luxembourg and are subject to similar general and financial covenants (i.e. ratios such as EBITDA to net interest charges) with which Syngenta is in compliance.

The balance of the 5.5% €800 million Eurobond 2006 which is due for repayment in 2006 is expected to be financed from cash generated from operations.

The first issuance under the US$2 billion EMTN program, first signed in June 2003 was the €500 million Eurobonds issuance on April 22, 2005. The program has not yet been updated and relisted but will be if required.

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

Commitments for capital expenditure at December 31, 2005 were US$22 million.

Financial Results

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
	2005	2004	2003 (adjusted)
	US$ million	US$ million	US$ million

Cash flow from operating activities	497	1,309	791
Cash flow from/(used for) investing activities	(144)	(686)	(232)
Cash flow from/(used for) financing activities	(74)	(679)	(630)

Cash Flow from Operating Activities

2005 compared to 2004

Cash flow from operating activities in 2005 was US$812 million lower than in 2004. Operating income was US$319 million higher in 2005, but this includes lower non-cash items than 2004, particularly charges in respect of restructuring provisions and restructuring related impairments of property, plant and equipment. In December 2005 Syngenta paid additional pension contributions of US$350 million, bringing total contributions excluding restructuring in 2005 to US$487 million compared to US$144 million in 2004. It is not currently expected that a similar additional contribution will be paid in 2006. In 2005, change in net current assets was an outflow of US$210 million, compared to an inflow in 2004 of US$255 million. In 2004, significant customer advance payments were received for the first time in part of the Seeds business, reducing net current assets. The repeat of this advance payment program in 2005 only maintains current assets. In addition, Crop Protection inventory levels were increased in 2005 to meet possible demand relating to soybean rust in the USA and to minimize supply disruption from the re-siting of manufacture of certain products related to site closures. Net financial expense outflows were higher in 2005 than in 2004, due to the higher income statement charge noted above and also the realization in 2004 of hedging gains on the balance sheet hedging program offsetting unrealized losses on internal funding, which were not as significant in 2005.

2004 compared to 2003

Cash flow from operating activities in 2004 significantly exceeded the 2003 level due to a greater reduction in working capital. Operating income was US$23 million higher in 2004 than 2003, but this was after increased non-cash impairments of property, plant and equipment from the implementation of the Operational Efficiency program. Charges in respect of provisions were higher due to the recognition of restructure charges on the Operational Efficiency plan, though cash spend on restructuring charges was at a similar level to 2003, which included higher spend on the restructuring program announced in November 2000 related to merger and integration following the formation of Syngenta. Net financial expense cash flows were significantly lower than 2003 due to lower average net debt and to realized hedging gains in 2004, which offset unrealized losses on internal funding. The significant reduction in working capital was largely due to higher customer advance payments in the Seeds business after the alignment of policies with the acquired companies.

Cash Flow from/(used for) Investing Activities

2005 compared to 2004

The cash used for investing activities in 2005 was US$542 million lower than in 2004. Business acquisitions in 2004, largely comprising the acquisitions of the Golden Harvest and Garst Seeds businesses, totalled US$479 million. Additions to property, plant and equipment were at a similar level in 2005 to 2004 and remained significantly below the level of depreciation. Purchase of intangibles, investments in associates and financial fixed assets in 2005 included US$16 million for the purchase of software, whilst 2004 included the acquisition of germplasm and glyphosate tolerance technology for the corn seed business totaling US$60 million.

2004 compared to 2003

In 2004 cash flow used for investing activities increased from US$232 million to US$686 million mainly because of the acquisitions of the Golden Harvest and Garst seeds businesses, which net of asset disposals and cash in the acquired companies, cost US$479 million (see Note 3 to the consolidated financial statements).

Depreciation continued to exceed capital expenditure on property, plant and equipment in 2004 as Syngenta continued to rationalize production assets. Capital expenditures for the year ended December 31, 2004, net of US$49 million proceeds from disposals, were US$117 million. In 2003, capital expenditures, net of proceeds from disposals of US$31 million, were US$180 million.

2004 purchases of intangibles included the germplasm and glyphosate tolerance technology noted above.

Cash Flow from/(used for) Financing Activities

2005 compared to 2004

In April 2005, €581 million of the €800 million 5.5% 2006 Eurobond were repurchased via a tender offer and cancelled. In April, Syngenta also issued a €500 million 4.125% 10 year bond and in December 2005 raised US$250 million through a US private placement with maturities of 15, 20 and 30 years. Dividends per share, paid by way of a par value reduction, were increased by nearly 60% in Swiss francs compared to 2004 and dividends paid increased by US$65 million to US$207 million. The share repurchase program started in 2004 was continued and 2.3 million shares were repurchased at a cost of approximately US$251 million, which was then partly offset by the sale of treasury shares to meet exercises of share options granted in employee share schemes.

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

Research and Development (R&D)

Syngenta has major research centers in Basel and Stein, Switzerland; Jealott’s Hill, England; and Research Triangle Park, North Carolina, USA.

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

The total spent on research and development was US$822 million in 2005, US$809 million in 2004 and US$726 million in 2003. At constant exchange rates expenditure on research and development was US$9 million, or 1% higher in 2005 than 2004, partly due to the acquisitions and higher trait spend in the Seeds business and increased development spend on Professional Products within Crop Protection more than offsetting the benefits of the concentration of biotechnology effort at Research Triangle Park in Plant Science. Attribution of research and development costs for 2005 was US$509 million for Crop Protection, US$213 million for Seeds and US$100 million in Plant Science. In 2004 the attribution was US$499 million for Crop Protection, US$186 million for Seeds and US$124 million for Plant Science.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2005 Syngenta had the following contractual obligations to make future payments in the following periods:

	Payments due by period
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	10–20 years	20–30 years

Financial debt	18/20	1,361	514	2	-	595	150	100
Interest on financial debt		567	55	76	76	189	115	56
Payments under onerous
contracts included
within restructuring
provisions	22	45	12	21	12	-	-	-
Operating lease payments	29	90	20	27	16	27	-	-
Unconditional purchase
obligations	29	728	251	298	134	45	-	-
Long-term research
agreements	29	77	37	34	6	-	-	-
Other long-term
commitments	29	27	23	4	-	-	-	-

		2,895	912	462	244	856	265	156

Of the total financial debt, variable rate financial debt is US$250 million, all of which is due within one year. This variable rate short term debt is of a maturity of between one and six months, and the contractual interest obligation of US$3 million in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$1,111 million is comprised primarily of the outstanding Eurobonds and US Private Placement Notes. Fixed rate interest payments of US$564 million on these are included above. At December 31, 2005, US$459 million of this long-term debt is converted to floating rate debt through hedging portfolios. The impact of these hedges on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Except for the provision for payments under onerous contracts described above, US$1,026 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed, and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2006. Note 21 to the consolidated financial statements indicates Syngenta’s estimate that US$199 million of long term provisions are expected to be paid during 2006, including US$12 million of onerous contract provisions which are included in the above table.

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

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. The expected contributions payable by Syngenta in 2006 to meet its commitments under the above arrangements are included in the amount of US$190 million given in the additional US GAAP disclosures for employee benefit plans in Note 33 to the consolidated financial statements. Because both commitments are expressed partly or wholly as fixed percentages of pensionable pay, and not, or not completely, as fixed amounts, they have not been included in the above table.

Off-balance Sheet Arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2005, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 31 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)

Syngenta had no significant variable interests in any VIEs as at December 31, 2005, other than as disclosed in Note 33 to the financial statements.

US GAAP

Syngenta’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 33 of the consolidated financial statements describes in detail the amount and nature of these differences.

For the year ended December 31, 2005, net income attributable to Syngenta AG shareholders was US$622 million in accordance with IFRS, and US$556 million in accordance with US GAAP. The major reconciling items were:

—	US GAAP net income was US$7 million lower compared to IFRS in respect of Zeneca agrochemicals purchase accounting (2004: US$62 million higher; 2003: US$43 million higher). This adjustment is US$38 million lower than in 2004 and 2003 because goodwill is no longer amortized for IFRS with effect from January 1, 2005. This aligns IFRS with US GAAP for 2005. In 2004 and 2003 goodwill was amortized for IFRS but not for US GAAP. The 2004 adjustment also included a US$19 million adjustment to impairment losses because US GAAP property, plant and equipment book values for assets impaired by restructuring plans were lower than the corresponding IFRS amounts. The US GAAP impairment loss was therefore also lower by this amount. 2005 US GAAP net income is US$12 million lower than IFRS net income because US$12 million of the ISK escrow refund is considered part of Zeneca agrochemicals purchase accounting for US GAAP.

—	US GAAP net income was US$85 million lower compared to IFRS (2004: US$88 million; 2003: US$84 million) in respect of Ciba-Geigy purchase accounting, due to the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for US GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting.

—	Despite recent changes to IFRS which have converged IFRS and US GAAP purchase accounting and subsequent goodwill accounting more closely for acquisitions agreed after March 31, 2004, the accounting for restructuring costs of an acquired business remains different. US GAAP net income was US$5 million higher (2004: US$9 million higher) compared to IFRS because cash restructuring costs related to the Golden Harvest and Garst acquisitions were added to goodwill for US GAAP but expensed for IFRS.

—	US GAAP net income was US$33 million lower compared to IFRS (2004: US$61 million lower; 2003: US$36 million higher) due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for US GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. During 2005, the amount of unrealized profit in inventories increased significantly, leading to additional US GAAP adjustments to net income for the tax rate differential.

—	US GAAP net income was US$9 million lower compared to IFRS in respect of restructuring costs (2004: US$47 million higher; 2003: US$32 million higher). SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized rateably over the employees’ remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. In 2003 and 2004, costs recognized for IFRS were greater than those recognized for US GAAP. In 2005, this situation reversed, as more of the costs met the US GAAP recognition criteria. Costs of US$57 million as at December 31, 2005 have already been recognized for IFRS but will reduce US GAAP net income in future periods.

—	US GAAP net income was US$15 million lower (2004: US$43 million higher; 2003: US$2 million higher) in respect of pensions. The 2005 and 2004 differences are due principally to the amendments to Syngenta’s Dutch and Swiss pension plans respectively, which are recognised over average remaining employee service for US GAAP, but were recognized, partly in the case of the Swiss plan immediately for IFRS.

—	In 2004 US GAAP net income was US$34 million lower compared to IFRS due to not recording a deferred tax asset for US GAAP where a Syngenta entity has a recent history of tax losses due to restructuring, and the forecast future benefits of the restructuring are expected to enable the tax losses to be utilized. IFRS allows a deferred tax asset to be recorded in these circumstances, whereas US GAAP does not. In 2005, due to changes in the estimated amount and likelihood of recovery of these tax losses, US$26 million of this adjustment was reversed, increasing US GAAP net income compared to IFRS.

—	US GAAP net income was US$1 million higher (2004: US$27 million lower) compared to IFRS due to additional US GAAP provisions for withholding tax on future internal dividend payments within the Syngenta group. For IFRS, withholding tax is provided only if a dividend payment is expected, whereas US GAAP requires a provision for tax on all dividends which could, in practice, be paid.

—	US GAAP net income was US$27 million higher (2004: US$55 million lower; 2003: US$42 million lower) compared to IFRS in respect of other tax related items. In 2004, this figure included a US$51 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition (2003: US$54 million). There was no similar item in 2005. These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For US GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

—	For the year ended December 31, 2005, Syngenta recorded a credit to shareholders’ equity of US$217 million (2004: debit of US$54 million; 2003: debit of US$75 million) in respect of the additional minimum pension liability required by SFAS No. 87. SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, had resulted in reported ABO basis deficits for Syngenta’s main pension plans in the UK and the USA in 2003 and 2004. In 2005, Syngenta made special lump sum pension contributions totalling US$350 million into these two funds, with the result that they are fully funded on an ABO basis at December 31, 2005. The additional minimum pension liability set up in 2003 and 2004 was therefore reversed.

Critical Accounting Policies

Note 2 of the consolidated financial statements describes Syngenta’s accounting policies in detail, including significant judgment made by management in applying Syngenta’s accounting policies, and significant assumptions and estimation uncertainties. The application of many of these policies necessarily requires judgment to best reflect the commercial substance of underlying transactions. Syngenta has determined that five of its accounting policies can be considered “critical”, in that significant management judgment is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material difference in these statements. A description of each of these policies follows:

Adjustments for doubtful receivables

Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as “bad debts”. Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle; particularly where local bank financing may be scarce, and full payment from customers can be dependent upon a good harvest yield. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 to the financial statements, the provision for doubtful receivables at December 31, 2005 amounted to US$359 million, or 16% (2004: US$297 million (14%)) of total trade accounts receivable of US$2,224 million (2004: US$2,184 million). In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of the Syngenta’s past estimates.

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

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2005 are set out in Note 21 to the consolidated financial statements. Because of the uncertainties inherent in estimating environmental provisions, Syngenta is not able to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in its estimates.

Impairment

Syngenta carries out reviews of tangible and intangible assets on an annual basis to determine whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated as either the higher of net selling price or value in use; the resultant loss (the difference between the carrying value and recoverable amount) is recorded as a charge in the consolidated income statement. The value in use is calculated as the present value of estimated future cash flows expected to result from the use of assets and their eventual disposal proceeds. In order to calculate the present value of estimated future cash flows Syngenta uses a discount rate based on the group’s estimated weighted average cost of capital, together with any risk premium determined appropriate. Estimated future cash flows used in the impairment calculations represent management’s best view of likely future market conditions and current decisions on the use of each asset or asset group. Actual future cash flows may differ significantly from these estimates, due to the effect of changes in market conditions or to subsequent decisions on the use of assets. These differences may have a material impact on the asset values, impairment, depreciation and amortization expense reported in future periods.

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

(ii) Tangible assets: Property, plant and equipment

The value in use of Syngenta’s property, plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life. For impairments of property, plant and equipment which is to be abandoned, the calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

Syngenta carries out detailed impairment tests on crop protection product related asset groups or crop related asset groups in its Seeds business if forecast sales within the 5 year forecast horizon for that product or crop are lower than the forecast sales in the previous year’s 5 year forecast cycle. The discount rates used in the 2005 impairment tests were 8% to 10% (2004: 10%; 2003: 12.2%) . No impairment losses were recorded as a result of these tests for market related impairment in 2005. Syngenta also tests for impairment when there are asset specific indicators such as site closure announcements. Higher discount rates are used to test for asset specific impairment because of the higher risk associated with remaining future cash flows in these situations.

Defined benefit pensions and other post-employment benefits

The assumptions used to measure the expense and liabilities related to Syngenta’s defined benefit pension plans are reviewed annually by professionally qualified, independent actuaries and by Syngenta management. The measurement of the expense for a period requires judgement with respect to the following matters, among others:

the probable long-term rate of increase in pensionable pay;
the probable average future service lives of employees;
the probable life expectancy of employees;
the mix of investments in funded pension plans in the period;
the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. At December 31, 2005, unrecognized actuarial losses were US$763 million for pensions and US$54 million for other post-retirement benefits, and estimated amortization expense for 2006 is US$40 million (2004: unrecognized actuarial losses of US$610 million and US$59 million, and actual 2005 amortization expense of US$28 million; 2003: unrecognized actuarial losses of US$517 million and US$76 million, and actual 2004 amortization expense of US$32 million). Amortization periods are calculated for each plan, and range from 12 to 15 years.

In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. However, Syngenta is studying public debate about pension accounting. In December 2004, the IASB amended IAS 19 to allow actuarial gains and losses to be recognized immediately outside net income. The amendment prohibits the recycling of actuarial gains and losses into net income subsequently; Syngenta has not adopted the amendment. If it does so in the future, the change would be implemented by adjusting prior years’ income statements retrospectively. Pre-tax income would increase, because amortization expense would be eliminated. In December 2005, the US Financial Accounting Standards Board (FASB) announced its intention to propose similar, but not identical, changes to US GAAP pension accounting rules. The FASB proposals would require, rather than allow, immediate recognition of actuarial gains and losses and past service costs outside net income. Recycling of gains and losses into net income would be required. If these proposals are implemented, unlike the IFRS changes, Syngenta’s pre-tax income would be unaffected. Syngenta would recognize significantly higher pension and post-retirement benefit liabilities in its balance sheet under both the optional IFRS and the proposed new US GAAP rules.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 26 to the financial statements, as of December 31, 2005:

Change in assumption (US$ million)	Increase/(reduction) in 2006 Pre-Tax Pension Expense	Increase/(reduction) in December 31, 2006 Projected Benefit Obligation

25 basis point decrease in real discount rate	19	168
25 basis point increase in real discount rate	(16)	(165)
25 basis point decrease in expected return on assets	(8)	-
25 basis point increase in expected return on assets	8	-

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Syngenta’s reported pension liabilities have increased in 2005, as they did in 2004 and 2003, as a result of falls in interest rates - specifically, the yields in AA rated corporate bonds used to select the discount rate. Syngenta decreased the nominal discount rate for its UK pension fund by 60 basis points to 4.8% (2004: 5.4%) . As limited price inflation indexation of pensions in payment and deferred pension rights is required by UK pension regulations, Syngenta’s UK pension fund rules require these to be increased by the lower of 5% or the actual price inflation as measured by the UK Retail Price index (RPI). Therefore, the change in real discount rates - the nominal discount rate less the expected long-term rate of price inflation - is a more relevant indictor than the nominal discount rate. The real discount rate for the UK fund reduced in 2005 by 60 basis points to 2.2% (2004: 2.8%) . For Syngenta’s Swiss and US pension funds, nominal discount rate is a more relevant indicator, because inflation linked increases to pensions are not legally required in either country, nor are they required by the rules of the funds. The discount rate for the Swiss pension liabilities reduced in 2005 by 75 basis points to 2.75% (2005: 3.5%) . The rate is based on 15 year AA Swiss corporate bond data. The discount rate for the US pension liabilities reduced in 2005 by 25 basis points to 5.5% (2004: 5.75%) . The rate is based on recognized US AA Corporate Bond indices.

Pension liabilities can also be significantly affected by the assumptions and actual experience related to mortality. In recent years, longevity has increased in all countries in which Syngenta operates defined benefit plans. Assumptions applied by Syngenta in respect of its UK pension liabilities in these financial statements are based on specific data for Syngenta fund members as at the most recent UK statutory valuation date, March 31, 2003. The next statutory valuation will be performed as at March 31, 2006. Younger members are assumed to live longer than older members, based on extrapolation of the recent trend of increasing longevity. The assumptions applied for the Swiss pension liabilities are based on published Swiss government tables, because insufficient historical data is available to calculate specific mortality rates for the Syngenta plan membership. The tables used were last updated in 2000. For its 2006 financial statements, Syngenta intends to apply more recent data which is expected to be available. Syngenta’s US pension plan gives members lump sum or annuity benefit payment options. When valuing the US pension liabilities in these financial statements, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, in current conditions, this results in a higher liability than the annuity option. Mortality after retirement is not relevant to the lump sum option. The liability in respect of pensioners in payment of annuities has been valued as at December 31, 2005 based on tables updated in 2000. Younger members are assumed to live longer than older members, based on extrapolation of mortality trends. The US pension projected benefit obligation increased by approximately US$10 million in 2005 as a result of applying these tables.

The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta’s actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies are also considered. In 2003 the proportion of equity securities in the mix of assets held by plans sponsored by Syngenta reduced significantly as a result of investment policy decisions. This led to lower rates of return being assumed for future years, because long-term rates of return on equities are generally higher than those on bonds and other investments held. In December 2005, Syngenta made special lump sum contributions to its UK and US pension plans totalling US$350 million. The investment committees of the two plans are reviewing their asset allocation to take account of the additional funds. At December 31, 2005 in the asset category analysis in Notes 26 & 33, the US contribution was reported within bonds and the UK contributions within other, as it was held on cash deposit. This asset allocation may change on completion of the review. This may lead to changes in the expected long-term rate of return assumptions used to calculate pension expense.

In each of the years 2003, 2004 and 2005, the actual return on pension plan assets exceeded Syngenta’s long-term expected rate of return assumptions for the UK and Swiss plans. This was also true of the US plan for 2003 and 2004, although in 2005 the actual return was lower than expected return. The expected return assumption for the US plan for 2006 will be reduced to 7.25% (2005: 7.5%) . The expected return for the UK plan for 2005 will be maintained on a basis consistent with 2005 pending completion of the asset allocation review. The expected return assumption for the Swiss plan for 2006 will be reduced to 4.75% (2005: 5.0%), reflecting the fall in bond yields.

As a result of the factors mentioned above, the funded ratio improved for UK plan from 86% to 92%, for the US plan from 68% to 93% and for the Swiss plan from 90% to 92%. The overall funded ratio for the three plans improved from 85% to 92%.

Uncertain tax positions

Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain are international, and intellectual property rights owned by Syngenta are used internationally within the group. Transfer prices and charges for products and services by one Syngenta subsidiary to another may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. At any given year end, several prior years’ tax computations are still open for review or audit for most Syngenta subsidiaries. Syngenta’s estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions taken by each tax authority. In Syngenta’s view, differences between Syngenta’s estimates and eventual outcomes may materially affect results of operations for discrete future periods, but are unlikely to affect Syngenta’s financial position materially. It is not possible to quantify the uncertainties in this area, because the future actions of national tax authorities cannot be reliably predicted.

Effect of New Accounting Pronouncements

IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2005, or which have been issued but are not yet in force, is described in Notes 2 and 34 to the consolidated financial statements.

Recent Developments

Note 35 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 8, 2006) that would require adjustment to or disclosure in the consolidated financial statements.

Future Prospects

Seeds sales in 2005 benefited significantly from acquisitions completed in 2004 and 2005 includes full year sales from the acquired companies. These acquisitions therefore will not drive a similar step up in sales or costs in 2006. Crop Protection sales growth in 2005 was lower than in 2004 and initial estimates indicate that the Crop Protection market slowed through 2005.

Crop Protection sales in 2006 will benefit from the launches of the new cereal herbicide AXIAL® and seed treatment AVICTA™. In Seeds, underlying sales growth is likely to slow from the levels seen in 2005. Syngenta expects progressively to launch new genetically modified seeds with input traits in the period through 2008, but competitor genetically modified seeds may develop the market before Syngenta’s full portfolio of in-house traits is available. Overall, whilst in the course of a season, weather may have unpredictable positive or negative impacts on sales, revenue growth before acquisitions is expected to moderate in 2006. Further production cost savings are expected to offset the continued impact of the higher oil and gas prices and expense growth in 2006 is forecast to slow significantly, with switching of resource from low growth areas in Crop Protection towards higher growth opportunities in Seeds and Professional Products. Ceasing independent development of biopharmaceuticals is expected to reduce losses in Plant Science.

Net income growth in 2006 is forecast to be driven by moderate sales volume growth, tightly constrained cost growth and savings from the Operational Efficiency Program offsetting further adverse impacts from the oil price. However, net income will also continue to be impacted by restructuring and impairment charges associated with the implementation of the Operational Efficiency program and the integration of the 2004 acquired seeds businesses. The level of such charges will be dependent on the timing of irrevocable restructuring commitments and is difficult to forecast in any one calendar year, but total cash and non-cash charges in 2006 are expected at a similar level to 2005. The total cost of the Operational Efficiency program is still expected to be approximately US$850 million over five years, including 2004 and 2005, of which US$350 million are non-cash charges. Charges of US$320 million were recorded in 2004 under the program, of which US$184 million were non-cash (including the Swiss pension fund transition charge), and US$150 million in 2005, of which US$25 million were non-cash. Cash expenditure on the Operational Efficiency program noted above will continue in 2006. However, cash flow from operating activities is expected to remain at similar levels to 2005 except for the December pension injection of US$350 million, which is not currently planned to be repeated in 2006.

The Board is recommending a further significant increase in the dividend to CHF 3.30 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval at the AGM on April 19, 2006. In addition on February 22, 2006, the Company granted to shareholders one free put option per share with an initial intrinsic value of CHF 1.50. With 30 put options each shareholder has the right to sell one Syngenta registered share to the Company on May 29, 2006. Each put option has a maturity of three months from grant and will be tradeable on the SWX Swiss exchange between February 23 and May 22, 2006. The exercise of all options will result in the Company being committed to repurchase approximately 3.3 million shares in 2006.

Appendix A

Reconciliation of Non-GAAP measures to equivalent GAAP measures

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

—	movements in exchange rates had a significant impact on sales and operating income over the period covered by the review; and

—	restructuring and impairment items (a) were very significant in the period, (b) had a volatile impact on results, particularly in the initial period after the formation of Syngenta, and (c) were an important factor highlighted for investors upon the formation of Syngenta.

Since Syngenta’s formation in November 2000, the Company has implemented significant business changes primarily designed to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. The effect on reported performance of initiating and implementing changes of this magnitude is significant and has had a material effect on the nature and focus of Syngenta’s operations through restructuring and impairment charges and therefore, in the opinion of management, requires separate disclosure to provide a more thorough understanding of business performance and to allow investors to assess performance both including and excluding charges, as well as gains, incurred in connection with these business changes. These business changes may also lead to the impairment of tangible (e.g. property, plant and equipment) or intangible assets. Impairment may also be triggered by a downturn in one of the businesses or markets in which Syngenta operates. The incidence of these charges may be periodic and the effect on reported performance will vary from period to period, with limited continuity in the specific composition or size of such charges.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below.

Reconciliation of Net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2005

Operating income	860	(236)	1,096

Income/(loss) from associates and joint ventures	2	-	2
Financial expense, net	(96)	-	(96)

Income before taxes	766	(236)	1,002

Income tax expense	(140)	79	(219)
Income/(loss) from discontinued operations	-	-	-

Net income	626	(157)	783

Attributable to minority interests	4	-	4
Net income attributable to Syngenta AG shareholders	622	(157)	779
Tax rate	18%	33%	22%
Number of shares – basic (millions)	100		100
Number of shares-diluted (millions)	101		101

Basic earnings per share	6.22		7.78

Diluted earnings per share	6.13		7.67

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2004

Operating income	541	(354)	895

Income/(loss) from associates and joint ventures	(2)	-	(2)
Financial expense, net	(73)	-	(73)

Income before taxes	466	(354)	820

Income tax expense	70	135	(65)
Income/(loss) from discontinued operations	(108)	(108)	-

Net income	428	(327)	755

Attributable to minority interests	(32)	(25)	(7)
Net income attributable to Syngenta AG shareholders	460	(302)	762
Tax rates	(15)%	38%	8%
Number of shares - basic (millions)	105		105
Number of shares - diluted (millions)	106		106

Basic earnings per share	4.37		7.24

Diluted earnings per share	4.34		7.19

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2003

Operating income	518	(166)	684

Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(138)	-	(138)

Income before taxes	379	(166)	545

Income tax expense	(133)	69	(202)
Income/(loss) from discontinued operations	6	6	-

Net income	252	(91)	343

Attributable to minority interests	4	1	3
Net income attributable to Syngenta AG shareholders	248	(92)	340
Tax rate	35%	42%	37%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102

Basic earnings per share	2.44		3.35

Diluted earnings per share	2.43		3.34

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2002

Operating income	157	(449)	606

Income/(loss) from associates and joint ventures	(7)	-	(7)
Financial expense, net	(218)	-	(218)

Income before taxes	(68)	(449)	381

Income tax expense	(44)	113	(157)
Income/(loss) from discontinued operations	9	9	-

Net income	(103)	(327)	224

Attributable to minority interests	6	2	4
Net income attributable to Syngenta AG shareholders	(109)	(329)	220
Tax rate	65%	25%	41%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102

Basic and diluted earnings/(loss) per share	(1.07)		2.17

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations

2001

Operating income	353	(277)	630

Income/(loss) from associates and joint ventures	(5)	-	(5)
Financial expense, net	(251)	-	(251)

Income before taxes	97	(277)	374

Income tax expense	(72)	88	(160)
Income/(loss) from discontinued operations	3	3	-

Net income	28	(186)	214

Attributable to minority interests	1	1	-
Net income attributable to Syngenta AG shareholders	27	(187)	214
Tax rate	68%	32%	42%
Number of shares – basic and diluted (millions)	101		101

Basic and diluted earnings per share	0.27		2.11

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 30 to the consolidated financial statements for information on average exchange rates in 2005, 2004 and 2003. For example, if a British entity reporting in pounds sterling sold £1 million of products in 2004 and 2003, our financial statements would report US$1,818 million of revenues in 2004 (using 0.55 as the rate, which was the average exchange rate in 2004) and US$1,639 million in revenues in 2003 (using 0.61 as the rate, which was the average exchange rate in 2003). The CER presentation would translate the 2004 results using the 2003 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The members of the Board of Directors are as follows (as of February 28, 2006):

Name	Age	Position	Year First Elected	Current Term Expires

Martin Taylor (1)	53	Chairman, Non-Executive Director	2000	2008
Michael Pragnell (2)	59	Chief Executive Officer, Executive Director	2000	2007
Rupert Gasser (3)	67	Vice Chairman	2002	2007
Peggy Bruzelius (4)	56	Non-Executive Director	2000	2006
Peter Doyle	67	Non-Executive Director	2000	2006
Pierre Landolt (5)	58	Non-Executive Director	2000	2006
Pedro Reiser	70	Non-Executive Director	2002	2006
Peter Thompson (6)	59	Non-Executive Director	2000	2008
Jacques Vincent (7)	59	Non-Executive Director	2005	2007
Rolf Watter (8)	47	Non-Executive Director	2000	2008
Felix Weber (9)	55	Non-Executive Director	2000	2008

(1)	Chairman of the Board and of the Chairman’s Committee since September 2005; member of the Compensation Committee
(2)	Member of the Chairman’s Committee
(3)	Vice Chairman and member of the Chairman’s Committee since September 2005 and member of the Compensation Committee since October 2005
(4)	Chairman of the Audit Committee
(5)	Member of the Audit Committee
(6)	Member of the Audit Committee
(7)	Director since April 2005 and member of the Compensation Committee since January 2006
(8)	Member of the Audit Committee
(9)	Chairman of the Compensation Committee since January 2006 and member of the Chairman’s Committee

Martin Taylor
Chairman of the Board of Directors and of the Chairman’s Committee and member of the Compensation Committee. He is also Chairman of the Syngenta Foundation for Sustainable Agriculture. Martin Taylor is currently Vice Chairman of RTL Group SA. Previously he was an Advisor to Goldman Sachs International (1999-2005), Chairman of WHSmith plc (1999-2003) and Chief Executive Officer of Barclays plc (1993-1998) and Courtaulds Textiles (1990-1993). Martin Taylor has a degree in oriental languages from Oxford University.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman’s Committee. Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), where he was appointed to the Board in 1990; he was Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Michael Pragnell has a degree in modern languages from Oxford University and an MBA from INSEAD.

Rupert Gasser
Vice Chairman and member of the Chairman’s and the Compensation Committee. Rupert Gasser is currently President of Nestec SA and a member of the Scientific Advisory Board of Alcon Laboratories Inc. Formerly he was a non-executive Director of Lonza Group AG (1999-2004), Executive Vice President of Nestlé SA (1997-2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing and R&D worldwide (1991-1996) and Senior Vice President at Nestec SA (1990-1991). Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry. In addition he participated in the Program for Senior Executive Development at the IMD, Lausanne.

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Grand Hotel Holdings and Lancelot Asset Management AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Scania AB, Ratos AB, Axfood AB and The Body Shop International plc and as a Senior Advisor to Lehman Brothers Ltd. Peggy Bruzelius is a member of the Royal Swedish Academy of Engineering Sciences, where she formerly served as Vice Chairman (2003-2005). In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was a Director of AB Drott (1999-2004), Executive Vice President of SEB-bank (1997-1998), Chief Executive Officer of ABB Financial Services (1991-1997) and a member of the Swedish Board of Government Bank Support Authority (1991-1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle is currently a non-executive Director of Avidex Ltd and serves as a Trustee of the Nuffield Foundation; he is a Past Master of the Salters’ Livery Company. Previously he served as a member of the Advisory Board of Vida Capital Partners (2003-2005), non-executive Director of Oxagen (1999-2002), non-executive Director of Oxford Molecular plc (1997-2000), Director of Zeneca Group plc (1993-1999), Director of ICI (1989-1993) and as Chairman of the Biotechnology and Bioscience Research Council (1989-2003). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Pierre Landolt
Director and member of the Audit Committee. In addition, Pierre Landolt has been delegated by the Board to oversee policies and activities in the area of Corporate Social Responsibility. Pierre Landolt is currently a Director of Novartis AG and Chairman of the Sandoz Family Foundation. He serves as Chairman of AxialPar Ltda, Moco Agropecuaria Ltda, Ecocarbon LLC, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a Partner with unlimited liabilities of the Private Bank Landolt & Cie. He serves as Vice Chairman of the Montreux Jazz Festival Foundation, President of the Instituto Jurema de Pesquisa in Brazil and member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. Formerly he served as Chairman of the CITCO Group (1995-2005). Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

Pedro Reiser
Director. Pedro Reiser is currently a Director of the HCB Happy Child Birth AG. In addition he is a member of the Foreign Policy Committee of the Swiss Popular Party (SVP). Previously he served as Chairman of ESBATech AG (2002-2004), as Director and Advisor (1999-2001) and President and Chief Executive Officer of Novartis Pharma K.K. Japan (1995-1999) and as President and Chief Executive Officer of Holvis AG (1990-1995). Pedro Reiser studied law at the University of Zurich and graduated from the University of Geneva with a PhD in political science.

Peter Thompson
Director and member of the Audit Committee. Peter Thompson is currently a Director of Sodexho Alliance SA. He serves as Chairman of the Board of Trustees of the Stanwich School in Greenwich, Connecticut. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996-2004), President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995-1996) and of Walkers Snack Foods in the UK (1994-1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan plc, including President and Chief Executive Officer of GrandMet Foods Europe (1992-1994), Vice-Chairman of The Pillsbury Company (1990-1992) and President and Chief Executive Officer of The Paddington Corporation (1984-1990). Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Jacques Vincent
Director and member of the Compensation Committee. Jacques Vincent is currently Vice Chairman and Chief Operating Officer of the Danone Group, Paris, since 1998. He began his career with Danone in 1970 and has since held various financial and overall management positions within this group. Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris, holds a bachelor in Economics of Paris University and a Master of Science from Stanford University.

Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and is a member of its executive board since 2000. He is a non-executive Chairman of Cablecom AG (and its former parent entities Glacier Holdings GP SA and Glacier Holdings S.C.A.), a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He is also non-executive Chairman of Almea Stiftung, the foundation presently holding a majority in Swiss International Airlines. In addition Rolf Watter is a part-time professor at the Law School of the University of Zurich, a Board member of the Swiss Lawyers’ Association and a member of the Swiss Stock Exchange Admission Board and of its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director, Chairman of the Compensation Committee and member of the Chairman’s Committee. Felix Weber is currently Vice Chairman of Publigroupe AG and a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (which are the former parent entities of Cablecom GmbH). Previously he was a Director of Cablecom GmbH (2004-2005) and Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), engagement manager and partner of McKinsey & Company in Zurich (1984-1997) and Chief Executive Officer of Alusuisse South Africa (1982–1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

Executive Committee

The members of the Executive Committee of Syngenta are as follows (as of February 28, 2006):

Name	Age	Position

Michael Pragnell	59	Chief Executive Officer
John Atkin	52	Chief Operating Officer – Crop Protection
Bruce Bissell	59	Head of Global Operations and Human Resources
David Jones	56	Head of Business Development
David Lawrence	56	Head of Research & Technology
Michael Mack	45	Chief Operating Officer – Seeds
Christoph Mäder	46	Head of Legal & Taxes
Domenico Scala	40	Chief Financial Officer

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman’s Committee. Michael Pragnell was a Director of AstraZeneca (1999-2000) and Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), where he was appointed to the Board in 1990; he was Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). He has a degree in modern languages from Oxford University and an MBA from INSEAD.

John Atkin
Chief Operating Officer of Syngenta Crop Protection. John Atkin was Chief Executive Officer (1999-2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997-1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995-1997) and Head of Sandoz Agro Northern Europe (1993-1995). He graduated from the University of Newcastle-upon-Tyne with a PhD and a BSc degree in agricultural zoology.

Bruce Bissell
Head of Global Operations and Human Resources. Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997-2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group plc (1992-1997). He graduated from Strathclyde University with a degree in applied chemistry.

David Jones
Head of Business Development, also responsible for Plant Science. David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992. He has a BSc and PhD in science and economics from Stirling University in Scotland.

David Lawrence
Head of Research & Technology. David Lawrence was Head of R&T Projects for Syngenta (2000-2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. He graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Michael Mack
Chief Operating Officer of Syngenta Seeds. Michael Mack was Head of Crop Protection, NAFTA Region (2002-2004). Prior to this, he was President of the Global Paper Division of Imerys SA, a Paris-based mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd. He had previously served there as Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. He has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Christoph Mäder
Head of Legal & Taxes. Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999-2000) and Senior Corporate Counsel of Novartis International AG (1992-1998). Christoph Mäder is a member of the Supervisory Committees of the Federation of Swiss Industrial Holding Companies and of the Swiss Employer Association. He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Domenico Scala
Chief Financial Officer. Domenico Scala held various leading positions in Finance with Roche AG (1995-2003), most recently as Group Treasurer (2001-2003) and Head of Company Controlling (1999-2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993-1995) and Senior International Auditor with Nestlé SA (1990-1993). He graduated from the University of Basel with a degree in economics.

Compensation

Executive Compensation Policy and Programs

Syngenta’s executive compensation programs are designed to attract, retain and motivate internationally oriented, successful executives.The policies are guided by the principle of rewarding and encouraging performance.

The compensation of Executive Directors, members of the Executive Committee and the Senior Managing Group consists of a base salary and performance related awards. These awards are based on financial measures and on individual performance. Performance related awards include short and long-term incentives and consist of cash, deferred shares, restricted stock units (RSU) and stock options (deferred American Depositary Shares "ADS", RSU for ADS and options on ADS for United States participants). The short-term incentive awards are divided into a cash portion and a portion of deferred shares (deferred ADS for United States participants) under the terms of the Deferred Share Plan (DSP) and encourage the plan participants to achieve performance objectives. The long-term incentive programs are equity-based; stock options and restricted stock units (RSU) (or options on ADS and RSU for ADS for United States participants) and encourage the plan participants to focus on the performance and the growth of the Company and to align with the interests of shareholders.

The compensation of non-executive Directors consists of an annual fee paid in cash. The choice to receive part of the fee in the form of stock options has been replaced by the choice to receive shares from 2006 onwards under the terms of the Syngenta Share Plan for Non-Executive Directors. The non-executive Chairman receives a part of his compensation in the form of blocked shares.

Executive Compensation

The aggregate amount of cash compensation (salaries and short-term incentive awards) in 2005 paid to acting and former executive Directors and acting and former members of the Executive Committee (a total of ten executives) was CHF 15.85 million. Portions of the short-term incentive awards contained in this figure have been used to defer 39,039 shares and 10,189 ADS into the Deferred Share Plan on a mandatory and voluntary basis. In addition, 105,200 options on shares at an exercise price of CHF 127.38 and 47,319 options on ADS at an exercise price of USD 21.30, and 24,556 RSU for shares at a grant value of CHF 127.38 and 14,085 RSU for ADS at a grant value of USD 21.30 were allocated to these ten executives under the Syngenta Long-Term Incentive Plan. Short-term and long-term incentives were granted on the basis of performance in 2004. In 2005, within the scope of the Swiss Employee Share Purchase Plan, some of these executives purchased shares, which amount to a total of 280 shares.

In 2005 CHF 5.36 million was set-aside to meet pension provisions for these ten executives, including merger-related pension promises.

The highest total compensation in 2005 was paid to the Chief Executive Officer, an executive member of the Board of Directors. The compensation consisted of CHF 3.39 million of cash (salary and short-term incentive award). This executive Director used a portion of the short-term incentive award to defer 10,458 shares into the Syngenta Deferred Share Plan. In addition 30,273 options on shares at an exercise price of CHF 127.38 and 7,066 RSU for shares at a grant value of CHF 127.38 were granted to this executive Director. The short-term and long-term incentive awards were granted on the basis of performance in 2004. Furthermore, this executive Director purchased 35 shares under the Swiss employee share purchase plan. CHF 3.35 million was set-aside to meet pension provisions, including merger-related pension promises to this executive Director.

Further information is provided in Note 28 to the consolidated financial statements.

Compensation of Non-Executive Directors

Nine non-executive Directors received their compensation for 2005 in cash, and one non-executive Director, the Chairman, received a combination of cash and blocked shares. From 2006 all non-executive Directors will be able to opt for the payment of their annual compensation in cash or a combination of cash and shares under the terms of the Syngenta Share Plan for Non-Executive Directors. The aggregate amount of compensation paid in 2005 to the ten active non-executive Directors (cash compensation and shares) amounted to CHF 2.39 million. Of this amount CHF 2.29 million was paid in cash and CHF 0.1 million was paid in blocked shares (680 blocked shares were allocated). In 2005, 14,350 stock options at an exercise price of CHF 127.38 were granted to some of the non-executive Directors to cover the portion of their compensation for 2004. In 2004 some of the non-executive Directors opted for a payment of their fee in the form of stock options granted in 2005.

Syngenta Long-Term Incentive Plan (Stock Options and Restricted Stock Units “RSU”)

In 2000, the Syngenta Long-Term Incentive Plan (LTI Plan) was implemented to provide selected executive Directors, members of the Executive Committee, members of the Senior Management Group and some key management employees of Syngenta with the opportunity to obtain the right to purchase shares of Syngenta (ADS for United States participants). In 2005 the rules of the LTI plan have been changed in order to grant 50% of each LTI award in stock options and 50% in RSU for shares (ADS options and RSU for ADS for United States participants). Currently there are approximately 550 active executives and key management employees who are participants in the LTI Plan. The Compensation Committee, whose members are non-executive Directors appointed by the Board of Directors of Syngenta, has the power to administer and amend the LTI Plan. In 2005 a total of 317,995 options on shares at an exercise price of CHF 127.38 and a total of 588,834 options on ADS at an exercise price of USD 21.30 were granted. In addition, a total of 68,731 RSU for shares at a grant value of CHF 127.38 and a total of 182,783 RSU for ADS at a grant value of USD 21.30 were allocated. After a three-year vesting period, options can be exercised to purchase shares (or ADS) within a period of 10 years from the date of grant (a period of 11 years for options granted in previous years to certain Swiss participants). The total number of options on shares and options on ADS outstanding at December 31, 2005 is as follows:

Grant Date	Exercise price	Blocked until	End of the exercise period	Total number of outstanding options 12/31/05

Shares:
12/04/00	CHF 76.50	12/03/03	12/03/10	54,000
03/27/01	CHF 83.70	03/26/04	03/26/11	44,075
03/11/02	CHF 98.00	03/10/05	03/10/12	115,514
03/11/02	CHF 98.00	03/10/05	03/10/13	114,212
03/12/03	CHF 59.70	03/11/06	03/11/13	182,042
03/12/03	CHF 59.70	03/11/06	03/11/14	549,561
02/20/04	CHF 89.30	02/19/07	02/19/14	205,874
02/20/04	CHF 89.30	02/19/07	02/19/15	492,528
02/16/05	CHF 127.38	02/15/08	02/15/15	313,101

ADS
12/04/00	USD 8.68	12/03/03	12/03/10	15,500
03/27/01	USD 9.85	03/26/04	03/26/11	136,500
03/11/02	USD 11.75	03/10/05	03/10/12	731,663
03/11/02	USD 11.75	03/10/05	03/10/13	74,388
03/12/03	USD 8.95	03/11/06	03/11/13	1,682,246
03/12/03	USD 8.95	03/11/06	03/11/14	164,817
02/20/04	USD 14.53	02/19/07	02/19/14	1,399,669
02/20/04	USD 14.53	02/19/07	02/19/15	88,882
02/16/05	USD 21.30	02/15/08	02/15/16	580,434

The exercise price of the grants in 2005 was equal to the weighted average share price of the Syngenta share at the Swiss Stock Exchange (SWX) on five business days prior to the date of grant, and the price of the ADS at the New York Stock Exchange (NYSE) at the date of grant, as decided by the Compensation Committee. All options on shares were granted at an exercise price higher than the market price of the Syngenta share at the grant date. All options on ADS were granted at an exercise price equal to the market price at the grant date.

The total number of RSU for shares and the number of RSU for ADS outstanding at December 31, 2005 are as follows:

Grant Date	Grant Value	Blocked until	Total number of outstanding RSU 12/31/05

02/16/05 (RSU for shares)	CHF 127.38	02/15/08	67,249
02/16/05 (RSU for ADS)	USD 21.30	02/15/08	170,634

After a three year vesting period each RSU converts into one tradable share (or ADS).

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan (DSP) was implemented to grant deferred shares (deferred ADS for United States participants) to executive Directors, members of the Executive Committee and members of the Senior Management Group as part of the short-term incentive awards. Pursuant to the rules of the DSP a fixed portion of each participant's short-term incentive award is invested in the DSP in the form of deferred shares (or deferred ADS) on a mandatory basis. An additional portion of the short-term incentive award can be invested by the participant on a voluntary basis within the limits set out in the plan rules. The value of a deferred share at the date of grant equals the weighted average share price of the Syngenta share on five business days prior to the date of grant (the value of a deferred ADS equals the weighted average price of an ADS on the five business days prior to the date of grant). Shares (or ADS) allocated under the terms of the DSP are blocked for a period of three years from the grant date. At the end of the blocking period the shares (or ADS) become freely tradable and Syngenta matches the number of deferred shares (or ADS) of each participant on a one-for-one basis. In 2005 a total of 73,187 deferred shares and a total of 81,847 deferred ADS were granted to approximately 131 senior executives on the basis of the invested portions of the STI that were awarded for the performance in the year 2004.

Further information on the Syngenta long-term incentive plan (LTI Plan) and the Deferred Share Plan (DSP) is provided in Note 27 to the consolidated financial statements.

Corporate Governance

Syngenta’s Corporate Governance is aligned with international standards and practice. The Company complies with the “Swiss Code of Best Practice for Corporate Governance” and meets the Corporate Governance rules of the New York Stock Exchange (NYSE), as applicable for foreign companies. Syngenta is in compliance with the applicable requirements of the US Sarbanes Oxley Act of 2002, including the certification of Syngenta’s Annual Report on Form 20-F by the CEO and the CFO.

Service Contracts

Neither the CEO nor any other member of the Executive Committee has a service contract which provides for benefits upon termination of employment due to change of control. The Chairman has a contract which provides for twelve months compensation due to change of control; no other member of the Board has a service contract with a change of control clause.

Board

Syngenta is led by a strong and experienced Board. The Board includes representatives from five nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business. The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations (<<Obligationenrecht>>) and in the Articles of Incorporation(1) of Syngenta AG. It holds the ultimate responsibility for the strategy and for the supervision of executive management.

During the financial year 2005, the full Board held five formal one-day meetings. Furthermore, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman of the Board, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convocation of a meeting or the inclusion of items of business in the agenda.

Chairman of the Board

The Chairman is nominated by the Board members and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board and its committees and the CEO. In consultation

(1) The Articles of Incorporation of Syngenta AG can be accessed on the Internet (www.syngenta.com/en/investor/art_inc_index.aspx)

with the CEO, the Chairman supervises implementation of resolutions of the Board and of its committees. The Chairman represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

Chairman’s Committee

The Chairman’s Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. It prepares the meetings of the Board of Directors and comments on matters falling within the Board’s authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman’s Committee assumes the role of a Nomination Committee. It advises on the composition and succession planning of the Board and its committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders’ Meeting. Members of the Chairman’s Committee are Martin Taylor (Committee Chairman), Michael Pragnell, Rupert Gasser and Felix Weber.

Compensation Committee

The Compensation Committee consists of four members appointed by the Board: the Chairman and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Felix Weber (Committee Chairman), Martin Taylor, Rupert Gasser and Jacques Vincent. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest.

Audit Committee

The Audit Committee consists of four members appointed by the Board. All members are independent, non-executive Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations. The Audit Committee also monitors and reports on the performance and independence of the auditors. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Peter Thompson and Rolf Watter.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit. Duties are assigned by the Audit Committee and any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities. In connection with the financial consolidation at year end, a letter of assurance process is in place. The letters of assurance are cascaded down in the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit. Internal Audit thereafter makes a report of the combined issues arising from internal audits and the letter of assurance process to the Audit Committee. The Audit Committee reports to the full Board of Directors.

Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer, the Chief Operating Officers of the Crop Protection and Seeds businesses, together with the Heads of Syngenta’s functional activities: Finance, Research & Technology, Global Operations and Human Resources, Business Development and Legal & Taxes.

Appointment of Directors and Members of the Executive Committee

The members of the Board of Directors are elected individually by the shareholders at the Annual General Meeting. The Articles of Incorporation of Syngenta provide that the term for which Directors are appointed must not exceed three years. A year for the purpose of determining any term of office is the interval between two ordinary general shareholder meetings. Directors may be re-elected. The members of the Executive Committee are appointed and removed by the Board of Directors.

Listing Standards of the New York Stock Exchange (NYSE)

Syngenta meets the vast majority of NYSE’s Corporate Governance Standards. The few exceptions are mainly due to the different legal system in Switzerland. In accordance with NYSE’s listing standards, such differences are explained in detail on Syngenta’s website at www.syngenta.com/en/investor/corpgov_nyse.aspx.

Changes in 2005

-January 1, 2005:
Michael Mack was appointed Chief Operating Officer of Syngenta Seeds and a member of the Syngenta Executive Committee.

-April 26, 2005:
At the Annual General Meeting in Basel the shareholders elected Jacques Vincent as a new member of the Board of Directors.

-May 20, 2005:
Syngenta announced that its Chairman, Heinz Imhof, was receiving medical treatment and had taken temporary leave of absence from the Company. The Board decided that during his absence, the Vice Chairman, Martin Taylor, should assume the role of acting Chairman. At the same time the Board appointed Rupert Gasser to lead the process for a possible succession to the Chairmanship.

-September 2, 2005:
Heinz Imhof resigned as Chairman and member of the Board.
 The Board appointed Martin Taylor (formerly Vice Chairman) as Chairman and Rupert Gasser as Vice Chairman and member of the Chairman’s Committee.

-October 19, 2005:
The Board appointed Rupert Gasser as member of the Compensation Committee. The Board also appointed Felix Weber as Chairman and Jacques Vincent as a member of the Compensation Committee, both with effect from January 1, 2006.

-December 31, 2005:
Pedro Reiser resigned as Chairman of the Compensation Committee.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Employees of Syngenta

Year 2005

Syngenta had approximately 19,300 permanent employees as of December 31, 2005. Approximately 24% of these were in NAFTA, 9% in Latin America, 17% in Asia Pacific and the remaining 50% in Europe and AME.

The functional distribution of our employees for the year ending December 31, 2005 was approximately as follows:

Production	36%
Research and development	20%
Marketing and distribution	32%
Administration and general overhead	12%

In several countries, part of the workforce is unionized or represented by works councils. Our relationships with our unions and other employee organisations are generally good and there have been no significant industrial disputes over the past five years at any Syngenta business.

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

Management Shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of December 31, 2005, based on information available to the Company is 0.12% of all outstanding shares. None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

During the period January 1, 2005 until February 28, 2006 the following disclosure notifications were made by the Company in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act:

On February 15, 2005, the Company reported that Syngenta AG itself exceeded the 10 percent threshold with a holding of 10.82 per cent of the share capital. On August 10, 2005, the Company reported that this holding had fallen below the 10 percent threshold to 6.75 percent.

As of January 31, 2006 Syngenta AG held 7,036,184 shares in treasury corresponding to 6.61% of the share capital as at December 31, 2005. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares.

On February 14, 2006, in a filing with the Securities and Exchange Commission, FMR Corp. and certain of its affiliates reported a holding of 6,550,350 Syngenta common shares, including common shares represented by ADRs, which is equivalent to 6.158% of Syngenta’s share capital as at December 31, 2005.

As of February 28, 2006, to our knowledge there is no other shareholder with a position of more than 5 per cent of the share capital.

To its knowledge, the Company as of February 28, 2006 is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly. As of January 31, 2006 36,939,815 ADRs of Syngenta AG corresponding to 6.95% of the share capital and 7,072,779 Ordinary Shares of Syngenta AG corresponding to 6.65% of the share capital were held by 3,150 registered holders domiciled in the United States.

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

GMO Class Action   Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri. A number of Monsanto’s major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs’ amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company’s business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants’ motions to dismiss were denied in a court order issued on April 3, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto’s motion for summary judgement dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants’ motion for summary judgement limiting the antitrust claims to direct purchasers only. As a result of the dismissal of the tort claims, the action is now being captioned McIntosh, et al. v. Monsanto Company, et al. On September 30, 2003 the court denied plaintiffs’ motion for class certification by holding that plaintiffs failed to show that impact from the alleged antitrust violations could be proven with common evidence on a class-wide basis. On October 15, 2003 Plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court’s denial of class certification and on October 24, 2003, the District Court granted Plaintiff’s request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs’ appeal and on September 13, 2004 the Court heard oral argument on the appeal. In an opinion filed on March 7, 2005, the 8th Circuit Court of Appeals affirmed the District Court’s denial of class certification. Plaintiffs filed a Petition for Panel Rehearing on April 4, 2005 seeking a reversal of the denial of class certification. At a May 12, 2005 status conference, plaintiffs expressed their intent to proceed on behalf of the two named farmers, but then indicated they were planning to seek certification of a new class limited to Roundup Ready soybean farmers only. This matter was fully briefed and heard by the Court on November 2, 2005 at which time the Court denied Plaintiffs’ motion to amend the complaint. Plaintiffs withdrew their proposed Third Amended Complaint, leaving the First Amended Complaint and an order that they file a new complaint pending.

Glyphosate Class Action   On November 21, 2001, a class action complaint was filed by S&M Farm Supply, Inc. in federal court in California against Monsanto Company and its then parent Pharmacia Corporation, alleging that Monsanto and various alleged co-conspirators, including Syngenta Crop Protection, Inc. and its predecessor corporations, conspired to allocate markets and to fix, raise, maintain or stabilize prices for glyphosate-based and paraquat-based herbicides in the United States. On March 6, 2002, the judge in those proceedings ordered that the proceedings be transferred to the Eastern District of Missouri. This case was consolidated with Orange Cove Ag-Chem v. Pharmacia. On October 16, 2003, the court denied plaintiffs’ motion for class certification and denied the plaintiffs’ motion for reconsideration on November 20, 2003. The court also denied the plaintiffs’ motion to stay the case on November 25, 2003. Subsequently the case was dismissed with prejudice by the plaintiff. On December 19, 2001, a representative action and class action complaint was filed under the title Kevin Williamson and Bobby Vailette vs. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Superior Court of California for Sonoma. The action brought under the California Business and Professions Code raises similar allegations to those made in the federal lawsuit and claims violations by the defendants and their alleged co-conspirators, including Syngenta Seeds, Inc., Syngenta Crop Protection, Inc., and their predecessor corporations, of the Cartwright Act and the Unfair Competition Act. This case has also been dismissed with prejudice by plaintiffs. On May 21, 2002, a class action suit raising similar allegations was filed under the title of Gerald T. Raines v. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Circuit Court for Cooke County, Tennessee. On May 3, 2003, a class action suit was filed in Superior Court in Passaic, New Jersey, against Monsanto claiming that similar factual allegations constitute violations of the New Jersey Consumer Fraud

Act. On July 16, 2003, this case was voluntarily dismissed with prejudice. At this point in time no Syngenta entity has been formally named as a defendant in any of these proceedings.

Syngenta and its predecessor companies have competed vigorously in the seed and crop protection marketplace and therefore will vigorously oppose the allegations in the related court cases described above.

Greens Bayou   In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. The defendants agreed to participate in a binding arbitration to determine the amount of Occidental’s ultimate contribution to the overall settlement. Agreement to settle with Occidental was entered into on January 18, 2006. Discussions with ISK pursuant to the indemnities given by ISK in the 1998 acquisition agreement are continuing.

Bt 11 Patent Case   In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 Bt corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard®, Herculex I® and TC6275 but that those claims were invalid. Post trial issues relating to inequitable conduct, motions for judgement as a matter of law were tried in 2005. In December 2005, the court denied all “judgement as matter of law” motions and Monsanto’s inequitable conduct defense. Syngenta’s notice of appeal was filed on January 13, 2006 and defendant’s cross notices of appeal were filed on January 20, 2006.

Shah Patent Case   On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (Wilmington, Delaware). In its complaint, Monsanto sued Syngenta for infringement of U.S. Patent 4,940,835 (the “Shah patent”) directed to the making, use and sale of corn products exhibiting resistance to glyphosate herbicide (GA21). The lawsuit, which was filed on the same date that Syngenta publicly disclosed its acquisition of certain GA21 rights from Bayer Crop Science, seeks an injunction prohibiting further acts of infringement, contributory infringement and inducement of infringement, together with compensatory and exemplary damages but no less than a reasonable royalty for infringing activity. Syngenta filed its responsive pleadings on July 1, 2004. On February 11, 2005, Monsanto amended its complaint to add the Golden Harvest companies as defendants. Fact discovery closed in October 2005; expert discovery in December 2005. Mediation was held August 26, 2005 for the consolidated Shah, Lundquist, and antitrust cases and follow-up discussions are continuing. Motions for summary judgement on non-infringement and invalidity for non-enablement were filed January 11, 2006. A hearing on summary judgement and claim construction is scheduled for March 9, 2006 and consolidated trial with the Lundquist case below is scheduled to commence May 30, 2006.

Lundquist Patent Case   On July 27, 2004, DeKalb Genetics Corp commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois alleging infringement of US Patent No. 5,538,880 and US Patent No. 6,013,863 (“the Lundquist patents”) by making and using corn containing genes that confer glyphosate resistance (GA21). Syngenta filed a Motion to Dismiss on September 20, 2004, on the grounds that DeKalb’s Complaint was legally deficient and failed to state a claim. On November 12, 2004, Syngenta filed its alternative Motion to Transfer this case to Delaware. On January 27, 2005, DeKalb amended its complaint to add the Golden Harvest companies as defendants.

The Golden Harvest Companies joined in the motion to transfer and on May 19, 2005 the court transferred the case to the District of Delaware and on August 18, 2005, the parties agreed to consolidate this case with the Shah case and to add Garst as a defendant. A motion for summary judgement on non-infringement of the Lundquist patents was filed January 11, 2006. A hearing on summary judgement and claim construction is scheduled for March 9, 2006 and consolidated trial with the Shah patent above is scheduled to commence May 30, 2006.

Missouri Roundup Ready Soybean Branding Case   On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its Complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto is seeking a declaratory judgement and permanent injunction prohibiting the use of “Independence” Brand (or any brand other than the NK® Brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. In response to the actions by Monsanto, Syngenta filed a complaint in Minnesota seeking a declaratory judgement that Monsanto cannot revoke permissions granted under the License Agreement and a permanent injunction barring Monsanto from terminating the License Agreement for the breach alleged in its letter relating to the proposed introduction of the “Independence” Brand. Following a hearing, the Minnesota action was stayed pending resolution of the Missouri action. Syngenta subsequently moved the Missouri court for an order dismissing all counts of Monsanto’s complaint, or in the alternative, for declaratory judgement in favor of Syngenta, arguing that the License Agreement is clear and unambiguous as a matter of law and that it does not limit Syngenta to selling seed under a single brand name. Additionally, Monsanto has filed a motion to amend its complaint to add a breach of contract claim; Monsanto contends that by selling identical soybean varieties in both the US and Canada, Syngenta has breached its Roundup Ready Soybean License Agreement in the US. Monsanto’s motion to amend is pending. Syngenta’s motion was heard December 1, 2004 in St. Louis, Missouri and, in a December 8, 2004 Order, the court set another hearing for March 14-15, 2005 so that a technical term of art and/or course of conduct in the industry that the court may not be aware of can be construed. Syngenta’s motion for summary judgement was argued March 14-15. Matter was tried December 20-21, 2005 without closing arguments. Parties were asked to each submit by January 13, 2006, a memo with succinct closing arguments supported by case law and a proposed judgement. On February 8, 2006, the court found that the License Agreement limits Syngenta to a single brand, NK. Syngenta is considering filing an appeal.

In a second action filed August 25, 2005, Syngenta Seeds Inc., is seeking a judgement declaring that Monsanto breached the 1993 Roundup Ready Soybean License Agreement by failing to provide Syngenta with equal access to improved Roundup Ready soybean genes (“RR2Yield”). On October 14, 2005, Monsanto moved to dismiss based upon lack of “ripeness”, but later withdrew its motion. Discovery is pending and trial is currently scheduled for August 2006, although because of the court’s calendar, it is likely that trial will be rescheduled to begin in January 2007.

Delaware Antritrust Case / Monsanto   On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On September 28, 2004, Monsanto filed a motion to dismiss the antitrust case on the ground that the antitrust claims should have been raised as a compulsory counterclaim to Monsanto’s patent infringement lawsuit concerning Monsanto’s plant gene patent No. 4,940,835 also pending in the District of Delaware, or in the alternative, to consolidate the antitrust and patent cases. In an order dated March 24, 2005, the Court denied Monsanto’s motion to dismiss the antitrust case but granted its motion to consolidate. A scheduling conference was held April 13, 2005 at which the Court denied a motion by Monsanto to stay the antitrust case pending resolution of the patent case and set a case schedule with a January 8, 2007 trial date. On July 14, 2005 Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta AG, Syngenta Participations AG, Syngenta Corp., Syngenta Seeds, Inc., Syngenta Biotechnology, Inc., Advanta USA, Inc., Garst Seed Company and Golden Harvest Seeds, Inc., for tortious interference with contract, deceptive trade practices and Lanham Act violations based on the alleged improper passing off of GA21 as Syngenta’s product. Syngenta has filed motions opposing the addition of the Swiss-based entities on jurisdictional grounds and to dismiss all but the tortious interference counter claim. On September 9, 2005, Syngenta filed a second amended complaint adding a claim for misrepresentations and false statements in violation of the Lanham Act. Fact discovery started in May 2005, and is scheduled to be completed by June 2006. As fact discovery has been extended by three months, summary judgement motions will not be permitted without the Court’s prior consent. Pre-trial conference is scheduled for December 14, 2006 and a three week trial to commence January 8, 2007.

GALECRON   Syngenta Crop Protection, Inc. is involved in one lawsuit stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There is still 1 opt-out case pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Syngenta’s insurers, subject to applicable deductibles.

Holiday Shores   The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. Syngenta intends to defend the Holiday Shores action vigorously. Atrazine is a long-standing successful product of Syngenta and its predecessors, which has been repeatedly scrutinized for safety over the years by governmental agencies. Following lengthy consideration of challenges to Atrazine as a carcinogen, the United States Environmental Protection Agency (“EPA”) has determined that Atrazine is not a likely human carcinogen. In fact, EPA reclassified Atrazine in 2000 from a “probably human carcinogen” to “not a likely human carcinogen.” The latter classification remains the current EPA classification of Atrazine. Complaint was served on Syngenta August 27, 2004. Syngenta succeeded in having the lawsuit removed from State to federal court but, on Plaintiffs’ Motion, federal court on March 28, 2005 remanded the lawsuit back to the State court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005. The Court’s decision is awaited. The case management hearing has been adjourned until after the Court’s decision on the Motion to Dismiss. Should the case not be dismissed, a class certification hearing is anticipated later in 2006 and a trial in 2007.

McIntosh   Syngenta Crop Protection, Inc. has accepted tender from Novartis Corporation (and originally from Ciba Specialty Chemicals Corporation) , under certain agreements associated with the formations of Syngenta and Novartis which allocate environmental liabilities in the US, of a series of lawsuits (in federal and State courts in Alabama and in State court in New Jersey) and pending claims which allege contamination by DDT and other chemicals associated with historic agrochemical manufacturing activities at the Ciba Specialty Chemicals Corporation site at McIntosh, Alabama. The plaintiffs or claimants variously seek damages for wrongful death, personal injury, decreased property value, and the establishment of medical monitoring programs. Liability under lawsuits and pending claims were tendered by Ciba to Novartis and by Novartis to Syngenta under 1996 and 2000 Environmental Matters Agreements associated with formation of Novartis and Syngenta. Current stage of proceedings in each case involves resolution of threshold issues including class certification; jurisdictional forum; and sufficiency of initial disclosure. Plaintiffs in Fisher have recently attempted to initiate settlement discussions. Ware has been dismissed by the Court in New Jersey but the plaintiffs have appealed and the decision of the Appellate Division is awaited with respect to that appeal. Tender of the defence of three new cases was accepted in the fourth quarter of 2005 and acceptance of tender in a fourth case (Witherspoon) is under review. Damages claimed in the lawsuits have not yet been quantified. Syngenta (together with Ciba and Novartis) responded to the breakdown of the mediation proceedings in relation to the Tensaw/Palamar claim on October 3, 2005 by filing an action for Declaratory Judgement in the United States District Court for the Southern District of Alabama, in an attempt to preclude the claimant from suing in State Court in Alabama.

Agroatar   Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$18 million debt outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. The accumulated interest elements of these claims was estimated in mid 2005 as 45% of the principal amount if damages were awarded in US dollars or 150% if damages were awarded in Argentine pesos. In addition the court may award costs and expenses against the losing party of up to 25% of the damages including interest. The court may convert certain elements of the US dollar claim into Argentine pesos and, if so, would be likely to apply a conversion rate between 1:1 and the current market rate. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001 and both are in the

“evidentiary stage”, which is expected to be completed by mid 2006 and will be followed by filing of closing arguments by the parties. Judgement of the court of first instance in both lawsuits is expected in late 2006 or early 2007. Any appeal by the losing party(ies) to the Commercial Court of Appeal would take a further 1 to 2 years.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum corresponding to approximately US$8.5 million currently. There are no decisions in the first level Court.

In the tax assessment of Ciba Geigy Australia Limited (a legal entity today owned by Syngenta) the Australian Tax Authorities (ATO) have made net margin adjustments and increased the legal entity’s tax base for the years 1991 - 1996. Syngenta Crop Protection Pty Ltd (formerly named Ciba Geigy Australia Limited) filed objections against this tax assessment on July 5, 2004 with the Federal Court of Australia. On November 9, 2005, following detailed submissions by counsel for the parties, oral judgement was delivered dismissing the Syngenta notice of motion for particulars and discovery of the exercise of the Commissioner’s discretions under section 136AD and Article 9 of the double tax agreements. Syngenta filed a leave to appeal against this decision and the Federal Court will deal with the appeal on May 9, 2006.

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

Dividends and Dividend Policy

The Board expects to recommend the distribution of future returns to shareholders, the actual level of which will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments. The returns will be in the form of a dividend or par-value reduction. However, all distributions to shareholders proposed by the Board require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADRs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADRs or CDIs. The payments to the holders of ADRs listed on the New York Stock Exchange are distributed through the Bank of New York, which converts the CHF amount into U.S. Dollars for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At last year’s Ordinary General Meeting of shareholders on April 26, 2005, it was decided to reduce the par value of the Company’s shares from CHF 8.30 by CHF 2.70 to CHF 5.60 and to repay to the shareholders CHF 2.70 per share. At this year’s Ordinary General Meeting of shareholders on April 19, 2006, the Board will propose a further par-value reduction from CHF 5.60 by CHF 3.30 to CHF 2.30 per share and to repay to the shareholder CHF 3.30 per share.

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

Trading Prices on Swiss Exchange

	Price per Share in CHF

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	87.00	75.05
2001	102.75	66.95
2002	108.50	74.65
2003	86.60	57.10
2004	122.50	79.72
2005	163.50	115.48

Quarterly Highs and Lows
2004
First Quarter	91.13	79.72
Second Quarter	103.34	93.69
Third Quarter	119.00	102.84
Fourth Quarter	122.50	109.50
2005
First Quarter	131.25	115.48
Second Quarter	134.00	119.50
Third Quarter	140.30	125.48
Fourth Quarter	163.50	131.90

Monthly Highs and Lows for most recent six months
2005
August	140.30	132.20
September	137.20	131.80
October	138.50	131.90
November	146.90	135.60
December	163.50	148.30
2006
January	167.4	161.2

Trading Prices on the New York Stock Exchange

	Price per ADR(1) in US$

	High	Low

Annual Highs and Lows
2000 (since November 13, 2000)	10.94	8.38
2001	12.67	8.60
2002	13.14	9.87
2003	13.51	8.60
2004	21.40	13.16
2005	24.91	19.28

Quarterly Highs and Lows
2004
First Quarter	14.75	13.16
Second Quarter	16.79	13.60
Third Quarter	19.09	16.41
Fourth Quarter	21.40	17.81
2005
First Quarter	23.01	20.15
Second Quarter	21.66	20.39
Third Quarter	22.38	19.28
Fourth Quarter	24.91	20.32

Monthly Highs and Lows for most recent six months
2005
August	22.38	20.87
September	22.15	20.60
October	21.49	20.32
November	22.43	20.73
December	24.91	22.49
2006
January	26.15	25.19

(1)	One ADR represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the articles of incorporation of Syngenta and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the articles of incorporation of Syngenta. Copies of the Syngenta articles of incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “Investor Relations”. An English translation is included as an exhibit to this annual report.

Syngenta AG is registered in the commercial register of the Canton of Basel-Stadt under number CH-170.3.023.349 -3. The business purpose of Syngenta, according to section 2 of its articles of incorporation, is to hold interests in enterprises, particularly in the areas of agribusiness; under special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or elsewhere.

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 595,662,183.20, divided into 106,368,247 registered shares with a nominal value of CHF 5.60 each. All of the Syngenta shares have been issued in registered form and are fully paid.

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

Shareholders’ Meetings

Under Swiss law, an ordinary annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year. Shareholders’ meetings may be convened by the board of directors or, in exceptional circumstances, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders’ meeting if resolved by an ordinary shareholders’ meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 0.5 million (i.e., 89,286 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determined by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

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

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 5.60 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADRs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADRs. According to section 4 of the Articles of Incorporation, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

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

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other similar cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35%. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration. A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax.

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

As of January 1, 2005, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Argentina	Germany	Latvia	Russia
Albania	Greece	Lithuania	Singapore
Australia	Hungary	Luxembourg	Slovakia
Austria	Iceland	Macedonia	Slovenia
Belgium	India	Malaysia	South Africa
Belarus	Indonesia	Mexico	Spain
Bulgaria	Iran	Moldavia	Sri Lanka
Canada	Ireland	Mongolia	Sweden
China	Israel	Morocco	Thailand
Croatia	Italy	Netherlands	Trinidad and Tobago
Czech Republic	Ivory Coast	New Zealand	Tunisia
Denmark	Jamaica	Norway	Ukraine
Ecuador	Japan	Pakistan	United Kingdom
Egypt	Kazakhstan	Philippines	United States
Estonia	Kirgistan	Poland	Uzbekistan
Finland	Kuwait	Portugal	Vietnam
France	Republic of Korea	Romania	Venezuela

In addition, Switzerland concluded a double tax treaty with Serbia and Montenegro that enters into force as per January 1, 2006 and is currently negotiating a double tax treaty with Turkey.

Residents of the United States. A non-resident holder who is a resident of the United States for purposes of the United States-Switzerland tax treaty, the “Treaty”, is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly and indirectly, less than 10% of Syngenta voting stock, and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar in which the dividend became payable.

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

Individuals who are Swiss residents for tax purposes and who hold the Syngenta shares as business assets, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss income tax.

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

Stamp Tax Upon Transfer of Securities (Umsatzabgabe)

The transfer of the Syngenta shares, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax of 0.15% of the sales proceeds if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by a United States holder of Syngenta shares or Syngenta ADRs but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to acquire such securities. For purposes of this discussion, United States holders are beneficial owners of Syngenta shares or Syngenta ADRs that, for United States federal income tax purposes are (i) United States citizens or resident alien individuals, (ii) corporations, or other entities taxable as corporations, organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. In general, if you are the beneficial owner of Syngenta ADRs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADRs.Accordingly, no gain or loss will be recognized if you exchange Syngenta ADRs for the underlying shares represented by those ADRs.

The United States Treasury has expressed concerns that parties to whom depositary shares such as the Syngenta ADRs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Swiss withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADRs are pre-released.

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States holder of Syngenta shares or Syngenta ADRs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States holders that will hold Syngenta shares or Syngenta ADRs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not apply to United States holders that may be subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADRs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the U. S. dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a PFIC for United States federal income tax purposes for 2005 and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADRs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including the eligibility for benefits under the Treaty.

Distributions

A distribution received by a United States holder in respect of Syngenta shares or Syngenta ADRs (including the put options distributed on February 22, 2006), other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

The holder must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The amount of gross income from any dividend of property other than cash will be fair market value of that property on the date of distribution. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income. Subject to certain limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by a non-corporate shareholder are subject to tax at the reduced rate of 15 percent in taxable years beginning before January 1, 2009, provided that certain holding period requirements are met. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

Taxable dividends paid in Swiss or other foreign currency will be included in a United States holder’s gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADRs , regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. United States holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into U.S. dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a United States holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Treaty on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADRs. Swiss taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against a United States holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The United States federal income tax rules relating to foreign tax credits are extremely complex. United States holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations. Alternatively, a United States holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year).

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADRs, a United States holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the Syngenta shares or Syngenta ADRs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADRs were held for more than one year at the time of disposition. A long-term capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of

15 percent. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a United States holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADRs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

Backup Withholding and Information Reporting

Information reporting requirements may apply to a United States holder with respect to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADRs. Backup withholding may apply to these payments if the United States holder fails to furnish its correct taxpayer identification number and certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Where You Can Find More Information

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission’s principal office at 100 F Street, N.E., Washington, DC 20549, United States and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, United States and at 233 Broadway, New York, New York 10005, United States. The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information we file with the SEC are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning us are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, United States.

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

Syngenta manages all its financial risks and monitors risk exposures and open derivative transactions in accordance with Syngenta’s treasury policy. Details of the Group’s derivative positions as at December 31, 2005 are set out in Note 31 of the consolidated financial statements.

The fair values of open derivative instruments at December 31, 2005 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions

Interest rate instruments	399	6	(10)
Cross currency swaps	826	73	(30)
Foreign currency forward contracts	6,413	75	(96)
Currency option contracts	711	7	(5)
Commodity forward contracts	131	6	-

Value-at-Risk Calculations

Syngenta discloses value-at-risk calculations for all material risk classes in order to give a consistent measure of risk. Syngenta applies value-at-risk calculations to its currency and interest rate exposures and related hedges to monitor the maximum expected loss in value, within defined risk parameters, of its anticipated transactional currency flows, committed transactional currency flows and interest charge under normal market conditions.

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

The split of sales and operating costs by currency for the years 2005 and 2004 was as follows:

	Sales in %		Operating costs in %
Currency	2005	2004	2005	2004

US dollar	37	35	33	34
Euro	24	25	20	21
Swiss franc	1	1	17	17
British pound sterling	2	2	11	11
Other	36	37	19	17

Total	100	100	100	100

“Other” includes over 50 currencies. However, none accounts for more than 10% of total sales or total operating costs.

Syngenta categorizes the management of currencies into anticipated transactions, committed exposures and translation exposures on monetary items.

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

The value-at-risk calculation is performed for anticipated net transactional currency flows for 2006 taking into account related currency hedges. As of December 31, 2005, the total potential adverse movement for 2006 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, will not exceed US$45 million. The movement on transaction flows due to currency movements in 2005 was within the level of US$56 million stated in the 2004 report due to the offsetting of risks and hedging benefits.

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

The value-at-risk calculation was performed for net committed transactional currency flows existing at December 31, 2005 taking into account related currency hedges. As of December 31, 2005 the total 1-month value-at-risk, after hedges, at the 95% confidence level, was US$7 million. Maximum and minimum levels of risk through the year were US$8 million and US$2 million and at no point in the year did losses exceed the maximum level. The comparative figure for December 31, 2004 was US$5 million.

(iii) Translational foreign currency exposures on monetary items

Balance sheet translational exposures in foreign subsidiaries are hedged by the use of forward contracts. This focuses on risk reduction for monetary items. The notional value of outstanding forward contracts at December 31, 2005 was US$1.1 billion. Value-at-risk methodologies are currently being developed to further support this risk management activity.

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

An interest charge-at-risk is calculated based on a variance-covariance approach, using historical volatility and correlation as applied by the RiskMetrics Group. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model. Syngenta uses a 12-month time horizon given the seasonality of cash flow and duration of cash forecasts. The interest charge-at-risk calculation is based on forecast future debt levels and examines the impact of changes in market interest rates. Other factors such as changes in debt, mix of debt or group credit status could impact the overall interest expense.

The value-at-risk calculation is performed for the expected interest charge in 2006 taking into account related interest rate swaps. As of December 31, 2005, the total 12-month interest charge at risk after hedges, at the 95% confidence level, was US$6 million. The movement on interest expense due to interest rate movements in 2005 was well within the level of US$6 million, which existed at December 31, 2004.

Value-at-risk Calculation Summary Table

(US$ million)	Time Horizon (Months)	VaR as at 31 December, 2005	VaR as at 31 December, 2004

Anticipated Foreign Exchange Transactions	12	45	56
Committed Foreign Exchange Transactions	1	7	5
Interest Rates	12	6	6

Other Market Risk

Syngenta has historically also entered into derivatives related to commodity exposures to a limited extent. During 2005 Syngenta also entered into some oil option derivatives to mitigate the impact of adverse price movements on Syngenta’s cost base. These are included in commodity contracts above.

Syngenta has only limited exposures to third party equities with available-for-sale securities of US$116 million at December 31, 2005.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures: The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2005, have concluded that as of such date the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its subsidiaries would be made known to such officers on a timely basis.

Changes in internal controls: There have been no changes in our internal controls over financial reporting or other factors that have materially affected, or are reasonably likely to materially affect, these controls during 2005.

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

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2005, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2004 and 2005. The following table presents information concerning fees paid to EY in each of those years.

	2004	2005
	(in million US$)	(in million US$)

Audit services(1)	5	8
Audit-related fees(2)	1	1
Tax fees(3)	1	1
All other fees(4)	0	0

(1)	Audit services are defined as the audit work required to allow the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries and to issue an opinion relating to management’s assessment of internal controls over financial reporting and the effectiveness of Syngenta’s internal controls over financial reporting. This category also includes services that normally are provided by the Group auditor, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

(2)	Audit related services include assurance and related services provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	Tax services include all services performed by the Group auditor’s tax division except those services related to the audit. It includes tax compliance, tax planning, and tax advice.

(4)	Other services includes all services received from the Group auditor except those separately defined above.

Pre-Approval of Services Provided by Ernst & Young

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by EY. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2004 and 2005 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — Exemptions from the Listing Standards for Audit Committees

In accordance with Section 303A.06 of the New York Stock Exchange Listed Company Manual, listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Syngenta’s Audit Committee complies with Rule 10A-3, with the exception that Swiss company law requires that the external auditors be elected by the shareholders at the Shareholder’s Meeting. Syngenta’s Audit Committee prepares proposals for the appointment or removal of the external auditor for submission to the Board of Directors, which then nominates the external auditor for election by the shareholders at the Shareholder’s Meeting. Syngenta therefore relies on the exemption provided by Rule 10A-3(c)(3) for the appointment of the external auditor pursuant to home country legal or listing provisions. Syngenta does not believe that such reliance materially adversely affects the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs

January-05	–	–		–	9,560,121
February-05 (10 – 28 Feb)	5,260,000	107.11		5,260,000	4,300,121
March-05	493,000	111.48		5,753,000	3,807,121
April-05 (01 – 11 and 26 – 29 Apr)	335,000	104.44		6,088,000	3,472,121
May-05	401,687	107.88		6,489,687	3,070,434
June-05	–	–		6,489,687	3,070,434
July-05 (28 – 29 Jul)	50,000	103.08		6,539,687	3,020,434
August-05	175,000	104.26		6,714,687	2,845,434
September-05	105,000	104.37		6,819,687	2,740,434
October-05 (3 – 6, 21 – 31Oct)	5,000	104.00		6,824,687	2,735,434
November-05	–	–		6,824,687	2,735,434
December-05	–	–		6,824,687	2,735,434

Total	6,824,687	107.19	(4)	6,824,687	2,735,434

(1)	Shares were purchased pursuant to publicly announced plans or programs.

(2)	Amounts shown reflect the conversion of the applicable CHF amount into US$ based on month-end CHF/US$ exchange rates.

(3)	On February 11, 2004 Syngenta announced a program to return over US$800 million to shareholders over the three year period expiring December 31, 2006, through a combination of a share repurchase program and a progressive dividend policy. In April 2004, at the Annual General Meeting (AGM) of shareholders, the shareholders authorized the purchase of up to 10 per cent of Syngenta’s total share capital, allowing for the commencement of the share repurchase program announced in February 2004. On February 10, 2005, Syngenta announced that the size of the program had been increased to over US$1 billion over that same three year period.

On February 9, 2006 Syngenta announced its intention to continue to pursue its progressive cash return policy. The Company, on 22 February, granted a free put option per share with an initial intrinsic value of CHF 1.50. The put option gives each shareholder the right to sell a fixed number of shares to the Company. Each put option has a maturity of three months from grant and is tradeable on the SWX Swiss exchange; the exercise of all options will result in the Company being committed to repurchase approximately 3.3 million shares in 2006. In addition to announcing the put option, Syngenta has closed its second trading line under the share repurchase program initiated in 2004. Syngenta intends to open a new second trading line on virt-x immediately after the AGM on April 19, 2006. Trading on the new second line will remain suspended until May 23, 2006, the expiry date of the put options.

The 1,696,337 shares purchased under the program in 2004 were proposed for cancellation at the 2005 AGM and were subsequently cancelled on July 22, 2005. On February 11, 2005 Syngenta sold an equity instrument entered into on February 10, 2004 and purchased 4.5 million shares on the second trading line. These were also proposed for cancellation at the 2005 AGM and subsequently cancelled on July 22, 2005. It is intended that the balance of 2,324,687 shares repurchased under the program in 2005 will be proposed for cancellation at the 2006 AGM.

Dividend payments are subject to shareholder approval at the AGM of shareholders and no announcement has been made as to the exact number of shares to be repurchased or the exact amount of the return to shareholders that will take the form of share repurchases in 2006.

(4)	Reflects the weighted-average price paid per share (US$) during 2005.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 8, 2006, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG

2.1	Deposit Agreement between The Bank of New York and Syngenta AG**

2.2	Deed of Trust among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trustee Depositary Company Limited, as Trustee‡‡

4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

4.3	Public Documentation and Securities Offering Contribution Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*

4.5	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*

4.6	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*

4.7	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*

4.8	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*

4.9	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*

4.10	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.11	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.13	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*

4.14	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.15	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*

4.16	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*

4.17	Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca
PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*

4.18	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*

4.19	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*

4.20	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*

*	Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222)
**	Exhibits incorporated by reference to the Annual Report on Form 20-F filed June 8, 2001 (File No. 333-12640)
‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed April 14, 2003 (File No. 1-15152)

Exhibit Number	Description of Document

4.21	Revolving Credit Agreement dated August 4, 2004 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Citigroup Global Markets Limited, HSBC Bank plc, Bank of America, N.A., BBVA Ireland P.L.C., BNP Paribas (Suisse) SA, Credit Suisse First Boston, Lloyds TSB Bank PLC., Mizuho Corporate Bank, Ltd. and the Royal Bank of Scotland PLC as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., Morgan Stanley Bank International Limited, Standard Chartered Bank, UBS Limited and Westpac Banking Corporation as Co-Arrangers, and the financial institutions set forth in Schedule 1 thereto *****

4.22	Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***

4.23	Syngenta AG Executive Stock Option Plan - 10****

4.24	Syngenta Deferred Share Plan (Share Awards)****

4.25	Syngenta Corporation Employee Stock Purchase Plan‡‡‡‡

4.26	Syngenta Share Plan for Non-Executive Directors‡‡‡‡‡

8.1	Subsidiaries of Syngenta AG‡

11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡

12.1	Certification by CEO pursuant to Section 302

12.2	Certification by CFO pursuant to Section 302

13.1	Certification by CEO and CFO pursuant to Section 906

15.1	Consent of Ernst & Young AG

***	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)
*****	Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 16, 2005 (File No. 333-15152)
‡	The subsidiaries of Syngenta are set forth in Note 32 to the Consolidated Financial Statements in this Annual Report
‡‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 333-15152)
‡‡‡‡	Exhibit incorporated by reference to Registration Statement on Form S-8 filed May 12, 2005 (File No. 333-124836)
‡‡‡‡‡	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 19, 2005 (File No. 333-13044)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Pragnell		By:	/s/ Domenico Scala

	Name:	Michael Pragnell		Name:	Domenico Scala
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 28, 2006

SYNGENTA AG

Report of Syngenta Management on Internal Control over Financial Reporting

Syngenta’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment Management has concluded that, as of December 31, 2005, Syngenta’s internal control over financial reporting is effective based on those criteria.

Syngenta’s internal control system was designed to provide reasonable assurance to Syngenta’s Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect of financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young AG, Switzerland, an independent registered public accounting firm, who also audited our consolidated financial statements included in this annual report. Ernst & Young AG’s attestation report on Management’s assessment of our internal controls over financial reporting is included in this annual report.

/s/ Michael P Pragnell	/s/ Domenico Scala

Michael P Pragnell	Domenico Scala
Chief Executive Officer	Chief Financial Officer

Basel, February 8, 2006

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Basel, February 8, 2006

Report of Independent Registered Public Accounting Firm

We have audited management’s assessment, included in the accompanying Report of Syngenta Management on Internal Control over Financial Reporting that Syngenta AG and subsidiaries (“Syngenta”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally acceptable accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally acceptable accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Syngenta maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Syngenta maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syngenta as of December 31, 2005, 2004 and 2003, and the related consolidated income statements, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended December 31, 2005 and our report dated February 8, 2006 expressed an unqualified opinion thereon.

Ernst & Young AG

/s/ Eric Ohlund	/s/ Juerg Zuercher

Eric Ohlund	Juerg Zuercher

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Basel, February 8, 2006

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries (“Syngenta”) as of December 31, 2005, 2004 and 2003, and the related consolidated income statements, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta at December 31, 2005, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. generally accepted accounting principles (see note 33 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Syngenta’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2006 expressed an unqualified opinion thereon.

Ernst & Young AG

/s/ Eric Ohlund	/s/ Juerg Zuercher

Eric Ohlund	Juerg Zuercher

Consolidated Income Statement
(for the years ended December 31, 2005, 2004 and 2003 (adjusted))

(US$ million, except per share amounts)	Notes	2005	2004	2003 (adjusted)

Continuing operations
Sales	4/5/6	8,104	7,269	6,525
Cost of goods sold		(3,950)	(3,532)	(3,248)

Gross profit		4,154	3,737	3,277
Marketing and distribution		(1,518)	(1,382)	(1,193)
Research and development		(822)	(809)	(726)
General and administrative		(742)	(651)	(674)
Restructuring and impairment	7	(212)	(354)	(166)

Operating income		860	541	518
Income/(loss) from associates and joint ventures	15	2	(2)	(1)

Interest income		104	76	71
Interest expense		(170)	(118)	(124)
Other financial expense		(16)	(21)	(28)
Currency gains/(losses), net		(14)	(10)	(57)

Financial expense, net		(96)	(73)	(138)

Income/(loss) before taxes		766	466	379
Income tax credit / (expense)	8	(140)	70	(133)

Income/(loss) from continuing operations	9	626	536	246
Discontinued operations
Income/(loss) from discontinued operations	3,9	-	(108)	6

Net income/(loss)		626	428	252

Attributable to:
Syngenta AG shareholders	9	622	460	248
Minority interests		4	(32)	4

Net income/(loss)		626	428	252

Basic earnings/(loss) per share
From continuing operations	9	6.22	5.16	2.39
From discontinued operations	9	-	(0.79)	0.05

Total	9	6.22	4.37	2.44

Diluted earnings/(loss) per share
From continuing operations	9	6.13	5.12	2.38
From discontinued operations	9	-	(0.78)	0.05

Total	9	6.13	4.34	2.43

Weighted average number of shares
Basic		100,017,271	105,208,929	101,682,672
Diluted		101,464,222	106,015,369	101,799,899

The accompanying notes form an integral part of the consolidated financial statements.

2003 comparative figures have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2 below.

Consolidated Balance Sheet
(at December 31, 2005, 2004 (adjusted) and 2003 (adjusted))

(US$ million)	Notes	2005	2004 (adjusted)	2003 (adjusted)

Assets
Current assets
Cash and cash equivalents		458	227	206
Trade receivables, net	10	1,865	1,887	1,707
Other accounts receivable	10	364	337	308
Other current assets	11	310	766	696
Inventories	12	2,215	2,192	1,811

Total current assets		5,212	5,409	4,728

Non-current assets
Property, plant and equipment	13	1,887	2,188	2,374
Intangible assets	14	2,732	2,951	2,658
Investments in associates and joint ventures	15	93	114	107
Deferred tax assets	16	967	946	671
Other financial assets	17	715	378	430

Total non-current assets		6,394	6,577	6,240

Assets held for sale	24	2	22	-

Total assets		11,608	12,008	10,968

Liabilities and Equity
Current liabilities
Trade accounts payable		(1,619)	(1,466)	(862)
Current financial debts	18	(514)	(423)	(749)
Income taxes payable		(323)	(312)	(289)
Other current liabilities	19	(810)	(765)	(747)
Provisions	21	(199)	(258)	(265)

Total current liabilities		(3,465)	(3,224)	(2,912)

Non-current liabilities
Non-current financial debts	20	(847)	(1,117)	(1,017)
Deferred tax liabilities	16	(1,038)	(1,119)	(1,071)
Provisions	21	(827)	(870)	(845)

Total non-current liabilities		(2,712)	(3,106)	(2,933)

Commitments and contingencies	29	-	-	-
Liabilities associated with assets held for sale		-	-	-

Total liabilities		(6,177)	(6,330)	(5,845)

Shareholders’ equity
Issued share capital: 106,368,247 ordinary shares
(2004 & 2003: 112,564,584)		(353)	(525)	(667)
Retained earnings		(1,543)	(609)	(359)
Reserves		(3,980)	(4,853)	(4,534)
Treasury shares: 7,112,695 ordinary shares
(2004: 7,481,421; 2003: 10,881,912)		473	329	504

Total shareholders’ equity		(5,403)	(5,658)	(5,056)
Minority interests		(28)	(20)	(67)

Total equity		(5,431)	(5,678)	(5,123)

Total liabilities and equity		(11,608)	(12,008)	(10,968)

The accompanying notes form an integral part of the consolidated financial statements.

2004 and 2003 comparative components of shareholders’ equity have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2 below.

Consolidated Cash Flow Statement
(for the years ended December 31, 2005, 2004 and 2003 (adjusted))

(US$ million)	Notes	2005	2004	2003 (adjusted)

Operating income		860	541	518
Reversal of non-cash items:
Share based compensation expense	27	37	33	18
Depreciation, amortization and impairment on
Property, plant and equipment	13	272	385	298
Intangible assets	14	201	250	243
Financial assets		19	-	3
Loss/(gain) on disposal of non-current assets		(15)	-	(62)
Charges in respect of provisions	21	297	420	386
Cash (paid)/received in respect of:
Interest and other financial receipts		131	221	71
Interest and other financial payments		(256)	(235)	(185)
Taxation		(133)	(128)	(116)
Restructuring provisions	21,22	(150)	(185)	(179)
Contributions to defined benefit pension schemes,
excluding restructuring	21	(487)	(144)	(110)
Other provisions	21	(69)	(104)	(157)

Cash flow before working capital changes		707	1,054	728
Change in net current assets	25	(210)	255	63

Cash flow from operating activities		497	1,309	791

Additions to property, plant and equipment	13	(174)	(166)	(211)
Proceeds from business divestments		-	1	14
Proceeds from disposals of property, plant
and equipment		33	49	31
Purchase of intangibles, investments in associates and
other financial assets		(42)	(104)	(58)
Proceeds from disposal of intangible and
financial assets		20	19	21
Proceeds from disposals of non-current assets held for sale		25	-	-
Business acquisitions (net of cash acquired)	3	-	(479)	-
Acquisition of minorities	3	(6)	(6)	(29)

Cash flow from/(used for) investing activities		(144)	(686)	(232)

Increases in third party interest-bearing debt		1,195	202	369
Repayment of third party interest-bearing debt		(878)	(640)	(938)
Sale of treasury shares and options over own shares		68	45	4
Purchase of treasury shares		(251)	(143)	-
Dividends paid to group shareholders		(207)	(142)	(65)
Dividends paid to minorities		(1)	(1)	-

Cash flow from/(used for) financing activities		(74)	(679)	(630)

Net cash flow from discontinued operations	3	-	41	(1)
Net effect of currency translation on cash and
cash equivalents		(48)	36	46

Net change in cash and cash equivalents		231	21	(26)
Cash and cash equivalents at the beginning of the year		227	206	232

Cash and cash equivalents at the end of the year		458	227	206

The accompanying notes form an integral part of the consolidated financial statements.

Comparative figures for 2003 have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2 below.

Consolidated Statement of Changes in Shareholders’ Equity
(for the years ended December 31, 2005, 2004 (adjusted) and 2003 (adjusted))

(US$ million)	Par value of ordinary shares (Note 23)	Additional paid-in capital	Treasury shares, at cost	Fair value reserves (adjusted)	Cumulative translation adjustment	Retained earnings (adjusted)	Total Share- holders’ Equity

January 1, 2003 (adjusted)	667	4,119	(512)	17	(91)	150	4,350

Net income attributable to Syngenta AG shareholders						248	248
Issue of shares under employee share purchase plan			8			(4)	4
Share based compensation						18	18
Dividends paid to group shareholders’						(65)	(65)
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				20			20
Unrealized gains/(losses) on derivatives designated as cash flow hedges				44			44
Change in consolidation scope						(5)	(5)
Income taxes				(11)		17	6
Translation effects					436		436

December 31, 2003 (adjusted)	667	4,119	(504)	70	345	359	5,056

Net Income attributable to Syngenta AG shareholders						460	460
Purchases and Sales of treasury shares in exchange for own equity instruments			280			(276)	4
Issue of shares under employee share purchase plan			38			(6)	32
Share based compensation			-			33	33
Dividends paid to group shareholders as par value reduction	(142)						(142)
Share repurchase scheme			(143)				(143)
Cash impact of options under share repurchase scheme						9	9
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				9			9
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(9)			(9)
Income taxes				(4)		30	26
Translation effects					323		323

December 31, 2004 (adjusted)	525	4,119	(329)	66	668	609	5,658

Consolidated Statement of Changes in Shareholders’ Equity

(for the years ended December 31, 2005, 2004 (adjusted) and 2003 (adjusted)) continued

(US$ million)	Par value of ordinary shares (Note 23)	Additional paid-in capital	Treasury shares, at cost	Fair value reserves (adjusted)	Cumulative translation adjustment	Retained Earnings (adjusted)	Total Share- holders’ Equity

December 31, 2004 (adjusted)	525	4,119	(329)	66	668	609	5,658

Net Income attributable to Syngenta AG shareholders						622	622
Negative Minority Shareholders’ Equity(1)						(6)	(6)
Purchases and Sales of treasury shares in exchange
for options over own shares			(481)			481	-
Issue of shares under employee share purchase plan			48		-	15	63
Share based compensation						37	37
Dividends paid to group shareholders as par value
reduction	(170)	11			(48)		(207)
Share repurchase scheme			(251)				(251)
Cash impact of options under share repurchase
scheme						5	5
Cancellation of treasury shares	(2)	(220)	540		(68)	(250)	-
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				(13)		3	(10)
Unrealized gains/(losses) on derivatives designated
as cash flow hedges				(35)			(35)
Income taxes				11		27	38
Translation effects					(511)		(511)

December 31, 2005	353	3,910	(473)	29	41	1,543	5,403

(1)	Where non wholly owned Syngenta subsidiaries have negative shareholders’ equity, and the minority shareholders have no binding commitment to make good their share of these losses, this adjustment reallocates the minority share of the subsidiary’s negative equity to Syngenta AG shareholders.

The accompanying notes form an integral part of the consolidated financial statements.

Comparative figures have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2 below.

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders’ equity, for the years ended December 31, 2005, 2004 and 2003, were US$98 million, US$809 million and US$749 million, respectively. Gains or losses recognized directly in equity attributable to minority interests are disclosed below.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$71 million of the additional paid in capital is not available for distribution.

On July 16, 2005, a dividend of Swiss francs (“CHF”) 2.70 per share was paid as a par value reduction of share capital in respect of 2004 (2003: dividend of CHF 1.70 per share paid as par value reduction in July 2004; 2002: dividend of CHF 0.85 per share paid in April 2003).

The Board of Directors proposes a dividend in respect of 2005 of CHF 3.30 per share, to be paid by way of a nominal par value reduction, subject to shareholder approval.

In addition, on February 22, 2006, the Company will grant to shareholders one free put option per share with an initial intrinsic value of CHF 1.50. With 30 put options each shareholder has the right to sell one Syngenta registered share to the Company on May 29, 2006. Each put option has a maturity of three months from grant and will be tradeable on the SWX Swiss exchange between February 23 and May 22, 2006. The exercise of all options will result in the Company being committed to repurchase approximately 3.3 million shares in 2006.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2005	2004	2003

January 1	39	48	12
Gains/(losses) recognized in equity during the period	(44)	39	86
(Gains)/losses removed from equity and reported in net income during the period	9	(48)	(42)
Deferred tax	8	-	(8)

December 31	12	39	48

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:
		2004	2003
(US$ million)	2005	(adjusted)	(adjusted)

January 1	27	22	5
Gains/(losses) recognized in equity during the period	(3)	9	20
(Gains)/losses removed from equity and reported in net income during the period	(10)	-	-
Deferred tax	3	(4)	(3)

December 31	17	27	22

The following summarizes the movements in minority interest:

(US$ million)	2005	2004	2003

January 1	20	67	80
Share of result for the year	4	(32)	4
Negative Minority Shareholders’ Equity	6	-	-
Business combinations	(2)	(13)	(19)
Dividends paid to minorities	(1)	(1)	(4)
Currency movements	1	(1)	6

December 31	28	20	67

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of investment properties, derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from US generally accepted accounting principles (“US GAAP”). Application of US GAAP would have affected shareholders’ equity and net income for the years ended December 31, 2005, 2004 and 2003 as detailed in Note 33 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

The consolidated financial statements are presented in United States dollars (“US$” or “US dollars”) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. Note 2 below includes further discussion of certain critical accounting estimates.

2. Accounting policies

Adoption of new Accounting Standards

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

—	IFRS 3, “Business Combinations”, IAS 36 “Impairment of Assets” (revised March 2004) and IAS 38, “Intangible Assets” (revised March 2004) were applied to the Garst and Golden Harvest acquisitions (see Note 3) in Syngenta’s 2004 financial statements. As permitted by their transitional provisions, Syngenta has applied these new and revised standards prospectively as from January 1, 2005 to goodwill arising in all other business combinations. Goodwill has therefore not been amortized in 2005, but has been tested for impairment. Goodwill amortization expense in 2004 was US$56 million.

—	IAS 16, “Property, Plant and Equipment” (revised December 2003). With effect from January 1, 2005, subsequent expenditure on existing assets has been capitalized when a component is replaced. Previously, component replacement was expensed as incurred if the asset’s originally assessed standard of performance was not enhanced but merely restored. This has reduced 2005 cost of goods sold by approximately US$3 million compared to continuing the previous policy. There is no effect on prior periods.

—	IAS 32, “Financial Instruments: Presentation and Disclosure” (revised December 2003 and June 2005) and IAS 39 “Financial Instruments: Recognition and Measurement” (revised December 2003, March 2004, April 2005 and August 2005). Adoption had the following effect:

—	An impairment loss is now recorded when the market value of an available-for-sale financial asset shows a significant or prolonged decline below its original cost, as adjusted for previous impairments. Previously, an impairment loss would only have been recorded if there was evidence of severe financial difficulties or defaults at the investee company. Impairment losses of US$53 million less tax of US$9 million, originally reported as unrealized holding losses in the fair value reserve component of shareholders’ equity, have been deducted from the reported brought forward balance of retained earnings as at January 1, 2003. The consolidated income statement for 2003 has been retroactively adjusted to include US$3 million of impairment losses, less tax of US$1 million, which were also originally reported as unrealized holding losses in shareholders’ equity. There is no material effect on the 2004 consolidated income statement. An impairment loss of US$19 million has been reported in the 2005 consolidated income statement. Under the previous policy, this would also have been reported as an unrealized holding loss in shareholders’ equity.

—	Gains and losses on hedges of currency exposures arising from forecast sales and purchases between Syngenta subsidiaries are now recognized in profit or loss when the related third party sale transaction occurs. Previously, they were recognized when the inter-company forecast transaction occurred. The effect for Syngenta is that these gains and losses remain deferred in the cash flow hedge reserve in shareholders’ equity for on average approximately 120 days longer than previously, before recognition in profit or loss. Syngenta has applied the new policy prospectively as from January 1, 2005, as permitted by the transition provisions of the relevant amendment to IAS 39. 2004 and prior years’ reported figures have not been adjusted. The effect of the new policy on the 2005 consolidated income statement is to increase pre-tax income by US$17 million, representing hedging losses deferred until 2006, which would have been recognized in 2005 under the previous policy.

—	Syngenta has not designated any financial instrument as “at fair value through profit or loss”. The amendment to IAS 39 which allows this new designation has had no effect on these financial statements.

—	IAS 21, “The Effects of Changes in Foreign Exchange Rates” was amended in December 2005 to clarify that long-term monetary items which form part of the net investment in a subsidiary may be receivable from or payable to a fellow subsidiary, and are not restricted to the ultimate or intermediate parent of the subsidiary. This was already Syngenta’s interpretation of IAS 21 and its adoption had no effect on these financial statements. The amendment also allows the monetary item to be denominated in any currency. Before the amendment, IAS 21 (revised December 2003) required the item to be denominated in the functional currency of the subsidiary or of the reporting entity. Adoption of this change had no effect on these financial statements.

—	IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”. Adoption of IFRIC 1 had no effect on these financial statements.

—	IFRIC 7, “Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies”. This new interpretation applies where an economy becomes hyperinflationary. Syngenta has adopted IFRIC 7 early.
Adoption of IFRIC 7 had no material effect on these financial statements.

—	IFRIC Amendment to SIC-12, “Special Purpose Entities”. The amendment requires employee share trusts and similar entities established under share participation plans to be consolidated. Adoption of the amendment had no effect on these financial statements.

Adjustments to 2003 consolidated income statement and statement of movements in shareholders’ equity.

The adjustments made to each line item, and their effect on earnings per share, is given in the following tables:

	As reported in 2004 financial statements	Financial asset impairment on adopting IAS 39 (revised)	As reported in 2005 financial statements

(US$ million, except per share amounts)
Continuing operations
Sales	6,525	-	6,525
Cost of goods sold	(3,248)	-	(3,248)

Gross profit	3,277	-	3,277
Marketing and distribution	(1,193)	-	(1,193)
Research and development	(726)	-	(726)
General and administrative	(674)	-	(674)
Restructuring and impairment	(163)	(3)	(166)

Operating income	521	(3)	518
Income/(loss) from associates and joint
ventures	(1)	-	(1)

Interest income	71	-	71
Interest expense	(124)	-	(124)
Other financial expense	(28)	-	(28)
Currency gains/(losses), net	(57)	-	(57)

Financial expense, net	(138)	-	(138)

Income before taxes	382	(3)	379
Income tax credit/(expense)	(134)	1	(133)

Income/(loss) from continuing operations	248	(2)	246
Discontinued operations
Income/(loss) from discontinued operations	6	-	6

Net income/(loss)	254	(2)	252

Attributable to:

Syngenta AG shareholders	250	(2)	248
Minority interests	4	-	4

Net income/(loss)	254	(2)	252

Basic earnings/(loss) per share	2.46	(0.02)	2.44
Diluted earnings/(loss) per share	2.45	(0.02)	2.43
(Millions of shares)
Basic shares in issue	101.683	-	101.683
Diluted shares in issue	101.800	-	101.800
Movements in shareholders’ equity:
Unrealized holding losses on available-for-sale
financial assets	17	3	20
Income taxes	(10)	(1)	(11)

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

Minority interests

Where a subsidiary in which Syngenta has less than 100% ownership has accumulated losses, 100% of the losses are allocated to Syngenta AG shareholders unless the minority shareholders have a binding commitment to make good their proportion of the losses.

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

Revenue

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed and determinable price, and when collectibility is reasonably assured. Delivery is defined based on the terms of the sale contract. Syngenta uses a variety of terms in its international business. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms. Provisions for estimated returns and allowances are recorded at the time of the sale based on historical rates of returns as a percentage of sales.

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

Royalty income is recognized in the consolidated income statement when earned. If the license agreement contains performance obligations for Syngenta, the income is considered earned when Syngenta has performed the obligations. Amounts received in advance of performance are deferred in the consolidated balance sheet. If the license agreement provides for royalties based on sales made by the licensee, income is considered earned in the period that the related sales occur.

Revenue in multiple-deliverable arrangements is allocated to each deliverable which has stand-alone value to the customer, based on the relative fair values of each deliverable. Multiple-deliverable arrangements include joint supplies of crop protection chemicals, seeds and technical services to customers.

Foreign currencies

The consolidated financial statements are expressed in US dollars, however the local currency has primarily been used as the measurement currency by each operating unit.

In the respective local financial statements used to prepare these consolidated financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements. Equity loans are inter-company monetary items which form part of Syngenta’s net investment in the borrowing subsidiary.

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

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a lower net realizable value or which are slow moving. Unsaleable inventory has been fully written off. Inventories of biological assets, principally young plants and cuttings in the Seeds flowers business, are valued at fair value less estimated point of sale costs.

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

Intangible assets other than goodwill

Intangible assets, except for goodwill, are valued at cost less accumulated amortization and any impairment losses. All intangible assets other than goodwill are assigned a finite life.

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

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is recognized as an asset and presented within intangible assets. Goodwill is not amortized, but is tested annually for impairment and reduced by any impairment losses. Goodwill related to acquisitions between January 1, 1995 and March 31, 2004 was previously amortized over estimated useful lives of up to 20 years, until December 31, 2004. This goodwill is now tested annually for impairment and is valued at its January 1, 2005 carrying amount less impairment losses. Goodwill relating to acquisitions before January 1, 1995 has been and remains fully written off against shareholders’ equity.

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

Impairment

Goodwill is tested annually for impairment. Other non-current assets which are not classified as held for sale, including recognized intangible assets, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of net selling price or value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset’s carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Future cash flows are based on forecasts approved by management. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates. If value-in-use increases after impairment losses have been recorded, the impairment loss is not reversed for goodwill, but is reversed for other non-current assets.

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

Dividends and capital distributions

Dividends and capital distributions payable to shareholders of Syngenta AG are recorded in the consolidated financial statements as liabilities and as a reduction in shareholders’ equity in the period in which they are approved by the shareholders of Syngenta AG.

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

Financial instruments

Financial assets and liabilities are recognized when Syngenta becomes a party to the financial instrument. Non-derivative financial liabilities other than borrowings are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date. Unrealized gains and losses on available-for-sale financial assets are recognized directly in shareholders’ equity until disposal of the asset or until it is impaired. An impairment loss is recorded in the income statement if there is a significant or prolonged decline in the fair value of an available-for-sale financial asset below its original cost. Impairment losses for equity securities available-for-sale are not reversed if fair value subsequently increases.

Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Syngenta has established policies and procedures for risk assessment and approval, reporting and monitoring of derivative financial instruments.

Syngenta does not enter into speculative or derivative transactions not related to the operating business. Foreign exchange forward contracts which cover existing foreign currency balance sheet exposure, are recorded at fair value, and related foreign currency gains and losses thereon are included in “currency gains/(losses), net” within the income statement.

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to net income. Subsequent movements in the fair value of such hedges are recognized in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the related third party foreign currency transactions or flows are recognized in profit or loss. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement.

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

Provision for severance payments and related employment costs is made in full when employees are given details of the termination benefits which will apply to individual employees should their contracts be terminated as a direct result of the restructuring plan. Costs relating to ongoing activities, such as relocation, training and information systems costs are recognized only when incurred.

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

(d)     Employee share participation plans

The fair value of share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of share awards and unvested shares which do not carry dividend rights until vesting is reduced by the present value of the expected dividends to which the holder will not be entitled during the deferral or vesting period. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options which actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members’ choice is known. The terms of the relevant share plan with such an alternative are such that the fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

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

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a material extent, the active ingredients concerned are grouped together into a single CGU because separate cash flows can be more accurately identified at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows, because the international nature of the supply chain results in the benefits from stronger local sales being shared with supplying subsidiaries.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta’s corn and soy business in NAFTA is regarded as a separate CGU following the Advanta and Golden Harvest acquisitions because of its size relative to the Syngenta Seeds business as a whole.

Post-employment benefits

IAS 19, “Employee Benefits”, (revised 2002) allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred and amortized over future employee service to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition in the income statement is also permitted. Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition in income, the unrecognized losses of US$763 million for pensions and US$54 million for other post-retirement benefits disclosed in Note 26 below would have been recognized in, and would have reduced, previous years’ results of operations. Syngenta’s estimate of the effect of adopting IAS 19 (revised December 2004) is given in Note 34 below.

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

Critical accounting estimates

Impairment review

Goodwill at December 31, 2005 was US$1,090 million of which US$741 million is allocated to Crop Protection and US$349 million to Seeds. Other intangible assets, mainly representing product rights, were US$1,642 million, of which US$1,533 million is allocated to Crop Protection, US$102 million to Seeds, and US$7 million to Plant Science. The recoverable amount for goodwill has been determined based on value in use, calculated using pre-tax discount rates of 8% to 10% (2004: 10%; 2003: 12.2%) and forecast cash flows. Product life cycles in the crop protection industry exceed five years. Five year management cash flow forecasts have been extrapolated to ten years including a terminal value where appropriate. Zero or declining growth rates have been used for the extrapolated period.

Of the Crop Protection goodwill of US$741 million, US$609 million arose on acquisition of Zeneca agrochemicals business, and has been reviewed at the total Crop Protection level, because this is the lowest level at which Syngenta monitors this goodwill for internal management purposes. US$132 million of goodwill which arose on other acquisitions has been reviewed as part of various individual cash generating units. Of the Seeds goodwill, US$317 million arose on the acquisition of Garst and Golden Harvest, and has been reviewed as part of the Seeds NAFTA corn and soy cash generating unit.

In the opinion of management, changes to assumptions about future sales performance which are reasonably possible, but not probable, would cause the recoverable amount of one cash generating unit to fall below that unit’s carrying amount by up to US$25 million. Recoverable amount as estimated for that unit as at September 30, 2005 using a 9% discount rate is approximately equal to its carrying amount of US$92 million. The effect of a 1% change in discount rate on the recoverable amount is US$4 million.

The cash flow forecasts which support the US$317 million carrying amount of goodwill in the Seeds NAFTA corn and soy business assume that new seed products obtain registration and are successfully introduced to the market. The cash flows included represent Syngenta’s best estimate of the outcome of the product development and introduction. However, as with all investments, there can be no absolute guarantee of success. If there are significant delays in development and launch of new products, that Syngenta was not able to offset by alternative available products, a future impairment test of this goodwill may result in impairment losses being recorded. Because of the number of variables and the potential range of values for those variables, which are inputs for the cash flow forecasts, Syngenta is unable to quantify accurately the amount of any potential future impairment loss which might be recorded.

Post-employment benefits

Post-employment benefit expense for 2006 will be determined based on the same discount rate, salary and pension increase, mortality, disability and employee turnover assumptions as used in valuing the benefit obligation at December 31, 2005, and on the assumed long-term expected rate on pension plan assets. These key assumptions are disclosed in Note 26 below, as are the experience variances which arose in the past five years between actual outcomes and the assumptions applied in each respective year. Assumptions are reviewed annually, and updated based on actual experience when appropriate. In this five year period, variances were caused principally by external financial market movements in the corporate bond yields used to benchmark the discount rate, and in asset prices which affected the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances. Syngenta applied the corridor method, under which variances are spread prospectively over average remaining employee service. This limits the impact of variances on the reported net income and net assets of each individual accounting period. At December 31, 2005, Syngenta’s balance sheet included assets of US$497 million and liabilities of US$193 million and US$38 million for post-employment benefits (Note 26 below).

Restructuring

In February 2004, Syngenta announced a restructuring program known as “operational efficiency”. An element of this program involves the rationalization of production sites, including the relocation of manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Over time, this could bring about a further shift in the geographical distribution of Syngenta’s asset base. In 2004 and 2005, Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded, in 2006 and future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year. At December 31, 2005, Syngenta’s balance sheet included property, plant and equipment with a net book value of US$1,887 million, as disclosed in Note 13 below.

Deferred Tax Assets

Tax losses are recognized as deferred tax assets when it becomes probable that they will be utilized. Since its formation, Syngenta has carried out a reorganization of the legal entity structure of the group. This has increased the likelihood that tax losses in certain group subsidiaries will be utilized against future taxable profits. Based on the taxable profit forecasts approved by management, Syngenta considers it is now more likely than not that these tax losses will be recovered. Therefore, as shown in Note 16 below, Syngenta has reduced unrecognized tax losses and has increased deferred tax assets recognized for net operating tax losses. Certain tax losses have also been claimed as offsets to current tax expense, which has been reduced accordingly. However, if forecast profits are reduced by adverse market conditions in the future, or by future restructuring decisions, it may be necessary to write off deferred tax assets. Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result. At December 31, 2005, Syngenta’s balance sheet included deferred tax assets of US$140 million for net operating losses, as disclosed in Note 16 below.

Uncertain tax positions

Syngenta’s estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by Syngenta’s subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include Syngenta’s best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which Syngenta may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect current income tax expense, net income, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta has insufficient historical data to quantify accurately the amount of any future changes which may be required to the current income tax liability as a result of any settlements with tax authorities which may occur within the next financial year. At December 31, 2005, Syngenta’s balance sheet included assets of US$48 million (Note 10) and liabilities of US$323 million, shown separately on the face of the balance sheet, for current income taxes.

3.     Changes in the scope of consolidation

Syngenta accounts for acquisitions by measuring the fair value of the consideration given and the assets and liabilities acquired in accordance with IFRS 3, “Business Combinations”. If the consideration exceeds the fair value of net assets acquired, the excess is recognized as goodwill. If the fair value of net assets acquired exceeds the consideration, the excess is recognized as an immediate gain in the income statement. This accounting treatment is applied both to combinations in which Syngenta achieves control of the acquired company and to combinations in which Syngenta acquires minority interests in entities which it already controls.

The following significant changes were made during 2005, 2004 and 2003.

Acquisitions 2005

On October 14, 2005, Syngenta acquired an additional membership interest in Dulcinea Farms, LLC, increasing its interest from 51% to 100%. On September 16, 2005, Syngenta Bioline Ltd purchased the Dutch bee breeding business of Bunting Brinkman Bees B.V. It previously held a 49% shareholding in that entity. In February 2005, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Ltd., increasing its shareholding from 98% to 100%. The aggregate purchase price of these acquisitions was US$10 million, paid in cash. The fair value of net assets acquired was US$6 million, principally represented by financial debt extinguished.

Acquisitions 2004

On July 31, 2004, in a single transaction, Syngenta acquired a 90% voting interest in each of the following entities which are collectively referred to as “Golden Harvest”: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co.; and Golden Harvest Seeds Inc. The cash purchase price was US$185 million, and direct acquisition costs were US$2 million.

On September 1, 2004, after Fox Paine acquired a 10% interest in the Advanta corn, soybean and wheat seed business in North America, Syngenta acquired 100% of the shares of Advanta B.V. On September 8, 2004, Syngenta sold Advanta B.V’s European, Asian and Latin American subsidiaries and other parts of its NAFTA(1) business to Fox Paine & Co. The net cash cost of acquisition, after deducting proceeds of US$195 million from the disposal of assets purchased exclusively for resale, was US$387 million, including direct acquisition costs of US$18 million. After the asset disposals, Syngenta retained a 90% interest in Advanta’s former corn, soybean and wheat seed business in NAFTA, known as Garst®.

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

The assets and liabilities recognized in these business combinations were as follows, in US$ million:

	Garst Fair value Adjustments			Golden Harvest Fair value Adjustments			Other acquisitions Fair value			TOTAL Fair value

	Carrying amount	(Final)	Fair values	Carrying amount	(Final)	Fair values	Carrying amount	Adjust- ments	Fair values	Carrying amount	Adjust- ments	Fair values

Cash and cash
equivalents	60	-	60	33	-	33	-	-	-	93	-	93
Trade receivables	73	-	73	49	-	49	1	-	1	123	-	123
Other receivables	15	(4)	11	1	-	1	-	-	-	16	(4)	12
Other current assets	-	-	-	4	-	4	-	-	-	4	-	4
Inventories	44	18	62	48	5	53	1	-	1	93	23	116
Property, plant &
equipment	33	9	42	26	6	32	2	-	2	61	15	76
Intangible assets	-	42	42	-	25	25	-	-	-	-	67	67
Associates	-	-	-	-	-	-	(1)	-	(1)	(1)	-	(1)
Deferred tax assets	13	-	13	8	1	9	-	-	-	21	1	22
Assets held for resale	195	-	195	-	-	-	-	-	-	195	-	195
Trade accounts payable	(32)	-	(32)	(72)	-	(72)	(1)	-	(1)	(105)	-	(105)
Financial debts	(72)	-	(72)	(24)	-	(24)	-	-	-	(96)	-	(96)
Income taxes payable	(7)	(2)	(9)	(1)	-	(1)	-	-	-	(8)	(2)	(10)
Other current liabilities	(4)	(6)	(10)	(15)	-	(15)	-	-	-	(19)	(6)	(25)
Provisions	-	-	-	(2)	(3)	(5)	-		-	(2)	(3)	(5)
Other liabilities	-	(11)	(11)	-	-	-	-	-	-	-	(11)	(11)
Deferred tax Liabilities	(7)	(20)	(27)	(6)	(13)	(19)	-	-	-	(13)	(33)	(46)

Net assets acquired	311	26	337	49	21	70	2	-	2	362	47	409
Minority interest	(6)	(2)	(8)	(5)	(2)	(7)	1	-	1	(10)	(4)	(14)

Syngenta AG
shareholders’ interest	305	24	329	44	19	63	3	-	3	352	43	395

Purchase price			582			187			6			775

Goodwill			253			124			3			380

2004 Post-acquisition
profit/(loss) of acquiree			(29)			(36)			(6)			(71)

The seeds business is highly seasonal. The Garst and Golden Harvest acquisitions were made at the end of the 2004 selling season. 2004 post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

The net cash outflow on the acquisitions was as follows:

(US$ million)	Advanta	Golden Harvest	Other	Total

Purchase price	(582)	(187)	(6)	(775)
Cash acquired	60	33	–	93
Proceeds from assets purchased exclusively for resale	195	–	–	195

	(327)	(154)	(6)	(487)

Pro forma disclosures for Post-combination Syngenta group:

The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

(US$ million)	2004

Pro forma revenue for 2004 (unaudited)	7,530

Pro forma net income for 2004 (unaudited)	455

The purchase accounting for Advanta and Golden Harvest® has been determined provisionally. Reports on the valuation of The most important factor contributing to the recognition of goodwill is Syngenta’s announced intention to achieve annual operating cost reductions of US$45 million and US$15 million, respectively, from integrating the acquired Garst and Golden Harvest businesses with its existing NAFTA corn and soy seeds business, and from planned introductions of new products. It is also expected that Syngenta’s growth in this market will provide direct benefit to the Crop Protection segment, to which US$60 million of the goodwill has been allocated.

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

(US$ million)	2005	2004 (until disposal)	2003

Sales	–	60	88
Cost of goods sold	–	(50)	(71)

Gross Profit	–	10	17
Marketing and distribution	–	(9)	(11)
Research and development	–	(1)	(1)
General and administrative	–	(1)	2
Restructuring and impairment	–	(50)	–

Operating income	–	(51)	7
Financial income	–	–	–

Income/(loss) before tax from operations	–	(51)	7
Income tax expense on income/(loss) from operations	–	1	(1)

Income/(loss) after tax	–	(50)	6
Loss on remeasurement to disposal value	–	(58)	–
Income tax expense on disposal	–	–	–

Net income/(loss) from discontinued operations	–	(108)	6
of which:
Attributable to Syngenta AG shareholders	–	(83)	5
Attributable to minority interests	–	(25)	1

The cash flows attributable to SF-Chem AG were as follows:

(US$ million)	2005	2004 (until disposal)	2003

Cash inflow from operating activities	–	8	8
Cash outflow from investing activities	–	(7)	(5)
Cash inflow from financing activities	–	11	–
Dividends paid to minority shareholders	–	(17)	(4)

		(5)	(1)
Disposal proceeds received by Syngenta AG	–	46	–

Net consolidated cash flows	–	41	(1)

After elimination of:	–
Dividends paid to Syngenta AG	–	(52)	(11)

There was no significant balance of cash in SF Chem at the date of divestment. The balance sheet of SF Chem as at September 30, 2004, is summarised below.

(US$ million)	2004

Long-term assets	122
Current assets	50
Long-term liabilities	(37)
Current liabilities	(64)

Equity	71

Acquisitions 2003

On January 28, 2003, additional shares were acquired in Syngenta India Limited, increasing Syngenta’s shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of US$29 million. Goodwill of US$6 million was recognized on this transaction and will be amortized over a period of 10 years.

Acquisitions in prior periods

During 2005, Syngenta received a US$14 million final settlement from an escrow account established under the 1998 stock purchase agreement in which Zeneca agrochemicals business acquired the US fungicide business of Ishihara Sangyo Kaisha, Ltd. Zeneca agrochemicals business was subsequently acquired by Novartis agribusiness in November 2000 on the formation of Syngenta. US$11 million of the settlement has been shown as operating income, and US$3 million, which represents accrued interest, has been shown as interest income, in the consolidated income statements.

4. Segmental breakdown of key figures 2005, 2004 and 2003

Syngenta is organized on a worldwide basis into three reporting segments.

Crop Protection

The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides and fungicides to both agricultural and non-agricultural customers. In the opinion of Syngenta, very few of the required segmental disclosures can be disaggregated accurately into separate agricultural and non-agricultural segments at present, sales being the major exception. Several different industry sectors are represented within Syngenta’s non-agricultural customer base for professional products.

Seeds

The Seeds segment sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers. In the opinion of Syngenta, these different seeds businesses have similar characteristics. Syngenta has judged it appropriate to combine them into a single reportable segment.

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

Transactions between segments are priced based on the third party selling prices achieved by the purchasing segment and an allowance for selling and distribution profit margins for the purchasing segment.

4. Segmental breakdown of key figures 2005, 2004 and 2003 (continued)

2005 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Total segment sales	6,330	1,797	–	–	8,127
Less sales to other segments	(23)	–	–	–	(23)

Third party segment sales	6,307	1,797	–	–	8,104
Cost of goods sold	(3,010)	(940)	–	–	(3,950)

Gross profit	3,297	857	–	–	4,154
Marketing and distribution	(1,106)	(408)	(4)	–	(1,518)
Research and development	(509)	(213)	(100)	–	(822)
General and administrative	(557)	(169)	(16)	–	(742)
Restructuring and impairment	(129)	(50)	(33)	–	(212)

Operating income/(loss) – continuing operations	996	17	(153)	–	860

Net income/(loss) from discontinued operations	–	–	–	–	–

Included in the above operating income from continuing
operations are:				–
Personnel costs	(1,286)	(415)	(25)	–	(1,726)
Depreciation of property, plant and equipment	(209)	(40)	(3)	–	(252)
Impairment of property, plant and equipment	(22)	2	–	–	(20)
Amortization of intangible assets	(177)	(19)	(2)	–	(198)
Impairment of intangible assets	(3)	–	–	–	(3)
Income/(loss) from associates and joint ventures	–	1	1	–	2
Other non-cash items including charges in respect
of provisions	(253)	(49)	(17)	–	(319)

Total assets	8,135	1,820	101	1,552	11,608

Liabilities	(2,571)	(793)	(25)	(2,788)	(6,177)

Included in total assets are:
Total property, plant and equipment	1,584	264	39	–	1,887
Additions to property, plant and equipment	136	14	4	–	154
Additions to intangible assets	25	15	–	–	40
Total investments in associates and joint ventures	68	21	4	–	93

Assets and liabilities unallocated at December 31, 2004 are:

(US$ million)				Unallocated

Cash and cash equivalents				458
Income taxes recoverable (Note 10)				48
Financial derivatives (Note 11)				79
Deferred tax assets (Note 16)				967
Other current assets				–

Total assets				1,552

Current financial debt (Note 18)				(514)
Income taxes payable				(323)
Financial derivatives (Note 19)				(40)
Non current financial debts (Note 20)				(847)
Deferred tax liabilities (Note 16)				(1,038)
Other current liabilities				(26)

Total liabilities				(2,788)

4. Segmental breakdown of key figures 2005, 2004 and 2003 (continued)

2004 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Total segment sales	6,042	1,239	–	–	7,281
Less sales to other segments	(12)	–	–	–	(12)

Third party segment sales	6,030	1,239	–	–	7,269
Cost of goods sold	(2,922)	(610)	–	–	(3,532)

Gross profit	3,108	629	–	–	3,737
Marketing and distribution	(1,040)	(339)	(3)	–	(1,382)
Research and development	(499)	(186)	(124)	–	(809)
General and administrative	(539)	(99)	(13)	–	(651)
Restructuring and impairment	(317)	(25)	(12)	–	(354)

Operating income/(loss) – continuing operations	713	(20)	(152)	–	541

Net income from discontinued operations	(108)	–	–	–	(108)

Included in the above operating income from continuing
operations are:
Personnel costs	(1,290)	(353)	(62)	–	(1,705)
Depreciation of property, plant and equipment	(208)	(38)	(4)	–	(250)
Impairment of property, plant and equipment	(122)	(10)	(3)	–	(135)
Amortization of intangible assets	(229)	(17)	(2)	–	(248)
Impairment of intangible assets	–	(2)	–	–	(2)
Income/(loss) from associates and joint ventures	(2)	2	(2)	–	(2)
Other non-cash items including charges in respect
of provisions	(398)	(39)	(16)	–	(453)

Total assets	8,325	1,767	202	1,714	12,008

Liabilities	(2,537)	(752)	(18)	(3,023)	(6,330)

Included in total assets are:
Total property, plant and equipment	1,810	291	87	–	2,188
Additions to property, plant and equipment	128	125	9	–	262
Additions to intangible assets	18	493	–	–	511
Total investments in associates and joint ventures	81	20	13	–	114

Assets and liabilities unallocated at December 31, 2004 are:

(US$ million)				Unallocated

Cash and cash equivalents				227
Income taxes recoverable (Note 10)				64
Financial derivatives (Note 11)				474
Deferred tax assets (Note 16)				946
Other current assets				3

Total assets				1,714

Current financial debt (Note 18)				(423)
Income taxes payable				(312)
Financial derivatives (Note 19)				(24)
Non current financial debts (Note 20)				(1,117)
Deferred tax liabilities (Note 16)				(1,119)
Other current liabilities				(28)

Total liabilities				(3,023)

4. Segmental breakdown of key figures 2005, 2004 and 2003 (continued)

2003 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total

Total segment sales	5,429	1,104	–	–	6,533
Less sales to other segments	(8)	–	–	–	(8)

Third party segment sales	5,421	1,104	–	–	6,525
Cost of goods sold	(2,712)	(536)	–	–	(3,248)

Gross profit	2,709	568	–	–	3,277
Marketing and distribution	(916)	(275)	(2)	–	(1,193)
Research and development	(453)	(164)	(109)	–	(726)
General and administrative	(582)	(70)	(22)	–	(674)
Restructuring and impairment	(192)	–	26	–	(166)

Operating income/(loss) – continuing operations	566	59	(107)	–	518

Net income from discontinued operations	6	–	–	–	6

Included in the above operating income from continuing
operations are:
Personnel costs	(1,223)	(275)	(69)	–	(1,567)
Depreciation of property, plant and equipment	(212)	(32)	(5)	–	(249)
Impairment of property, plant and equipment	(49)	–	–	–	(49)
Amortization of intangible assets	(229)	(10)	(2)	–	(241)
Impairment of intangible assets	–	(2)	(3)	–	(5)
Income/(loss) from associates and joint ventures	(1)	2	(2)	–	(1)
Other non-cash items including charges in respect
of provisions	(347)	(16)	21	–	(342)

Total assets	8,396	1,042	205	1,325	10,968

Liabilities	(2,318)	(297)	(32)	(3,198)	(5,845)

Included in total assets are:
Total property, plant and equipment	2,072	211	91	–	2,374
Additions to property, plant and equipment	168	26	17	–	211
Additions to intangible assets	43	1	–	–	44
Total investments in associates and joint ventures	78	17	12	–	107

Assets and liabilities unallocated at December 31, 2003 are:

(US$ million)				Unallocated

Cash and cash equivalents				206
Income taxes recoverable (Note 10)				49
Financial derivatives (Note 11)				398
Deferred tax assets (Note 16)				671
Other current assets				1

Total assets				1,325

Current financial debt (Note 18)				(749)
Income taxes payable				(289)
Financial derivatives (Note 19)				(47)
Non current financial debts (Note 20)				(1,017)
Deferred tax liabilities (Note 16)				(1,071)
Other current liabilities				(25)

Total liabilities				(3,198)

4. Segmental breakdown of key figures 2005, 2004 and 2003 (continued)

The segmental analysis for 2003 has been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2 above. The adjustments made to each item disclosed above are as follows:

2003 (US$ million, adjusted)

Plant Science	As Reported in 2004 Financial statements	Financial impairment on adopting IAS 39 (revised)	As Reported in 2005 Financial statements

Third party segment sales	–	–	–

Cost of goods sold	–	–	–

Gross profit	–	–	–

Marketing and distribution	(2)	–	(2)
Research and development	(109)	–	(109)
General and administrative	(22)	–	(22)
Restructuring and impairment	29	(3)	26

Operating income/(loss)
– continuing operations	(104)	(3)	(107)

5. Regional breakdown of key figures 2005, 2004 and 2003

2005 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales(1)	2,972	2,973	1,133	1,026	8,104
Total assets	3,227	6,245	1,163	973	11,608
Additions to property, plant and equipment	29	87	15	23	154
Additions to intangible assets	17	19	-	4	40

2004 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales(1) (adjusted)	2,306	2,892	1,103	968	7,269
Total assets (adjusted)	3,307	6,693	1,085	923	12,008
Additions to property, plant and equipment (adjusted)	129	101	12	20	262
Additions to intangible assets	433	75	-	3	511

2003 (US$ million)	NAFTA(2)	Europe & AME(3)	Latin America	Asia Pacific	Total

Sales(1) (adjusted)	2,248	2,543	827	907	6,525
Total assets	2,614	6,688	801	865	10,968
Additions to property, plant and equipment (adjusted)	65	122	14	10	211
Additions to intangible assets	-	37	-	7	44

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for, the years ended December 31, 2005, 2004 and 2003:

(US$ million, except %)			Sales(1)						Total assets
Country	2005	%	2004	%	2003	%	2005	%	2004	%	2003	%

Switzerland	59	1	55	1	42	1	4,040	35	4,143	34	4,223	38
UK	175	2	177	2	170	3	900	8	922	8	943	9
USA	2,466	30	1,847	25	1,843	28	3,028	26	3,076	26	2,482	23
France	579	7	572	8	477	7	474	4	509	4	457	4
Brazil	745	9	751	10	519	8	1,082	9	904	7	689	6
Germany	434	5	392	5	381	6	101	1	110	1	143	1
Others	3,646	46	3,475	49	3,093	47	1,983	17	2,344	20	2,031	19

Total	8,104	100	7,269	100	6,525	100	11,608	100	12,008	100	10,968	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2005	%	2004	%	2003	%	2005	%	2004	%	2003	%

Switzerland	31	20	27	10	42	20	18	44	73	14	35	80
UK	25	16	37	14	46	22	–	1	–	–	–	–
USA	26	17	128	49	64	30	17	43	433	85	–	–
France	13	8	13	5	7	3	–	–	–	–	–	–
Brazil	10	7	8	3	12	6	–	–	–	–	–	–
Germany	–	–	1	–	1	–	–	–	–	–	–	–
Others	49	32	48	19	39	19	5	12	5	1	9	20

Total	154	100	262	100	211	100	40	100	511	100	44	100

No single customer accounts for 10% or more of Syngenta’s total sales.
(1)	Sales by location of third party customer.

(2)	NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

(3)	AME – Africa and the Middle East.

6. Sales

Sales are analyzed by type of sale as follows:

			2003
(US$ million)	2005	2004	(adjusted)

Product sales	7,975	7,223	6,490
Royalty income	129	46	35

Total	8,104	7,269	6,525

7. Restructuring and impairment

Restructuring and impairment consists of the following:

			2003
(US$ million)	2005	2004	(adjusted)

Write off or impairment of:
– property, plant and equipment	(22)	(132)	(44)
– intangible assets	–	(1)	–
– inventory assets	(8)	(1)	–
Non cash pension restructuring costs	–	(50)	9

Total non-cash restructuring costs	(30)	(184)	(35)

Cash costs:
Operational efficiency
– charges to provisions	(85)	(136)	–
– expensed as incurred	(40)	–	–
Seeds integration
– charges to provisions	(29)	(16)	–
– expensed as incurred	(9)	–	–
Programs announced before 2004
– charges to provisions	–	(19)	(153)
– expensed as incurred	–	–	(31)

Total cash restructuring costs	(163)	(171)	(184)

Total restructuring costs	(193)	(355)	(219)
Divestment gains	–	1	56
Impairment of financial assets	(19)	–	(3)

Restructuring and impairment	(212)	(354)	(166)
Reversal of inventory step-up (in cost of goods sold )	(24)	–	–

Total restructuring and impairment	(236)	(354)	(166)

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

Charges to provisions reflect liabilities associated with restructuring recognized in the year as provisions. Costs expensed as incurred are mainly related to the establishment of common IT systems and transactional processes across the merged group and the relocation of staff and operations as part of the restructuring, which may not be recognized until they are incurred under IAS 37. No such costs were incurred in 2004.

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

In 2005 the operational efficiency program announced in 2004 continued with the announcement of closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of US$125 million and asset impairments of US$25 million in the year. Most of this cost related to the Crop Protection segment, with US$3 million in Seeds and US$14 million in Plant Science. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year, and cost of goods sold was increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less cost to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold.

In addition to the restructuring costs described above, an impairment charge of US$19 million was recorded in respect of investments whose book value had fallen below cost for a prolonged period. The majority of the impairment related to Syngenta’s interest in Diversa Corporation.

In 2004, as part of the operational efficiency program, the closure of three production sites was announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, was also announced. The Seeds NAFTA corn and soybean business announced a restructuring program to integrate the Advanta and Golden Harvest acquisitions. The final costs related to the merger restructuring program, associated with the closure of two production sites, were also charged in 2004. Cash costs of US$171 million and asset impairments totalling US$134 million were recorded in 2004 for these restructuring initiatives. In addition, the rules of Syngenta’s Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. The change reduces the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to pension fund investment returns. This charge was partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

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

8. Income tax expense

2003 comparatives have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2.

Income/(loss) before taxes from continuing operations consists of the following:

			2003
(US$ million)	2005	2004	(adjusted)

Switzerland	348	221	220
Foreign	418	245	159

Total income/(loss) before taxes and minority interests	766	466	379

Income tax expense on income/(loss) from continuing operations consists of the following:

			2003
(US$ million)	2005	2004	(adjusted)

Current income tax expense
Switzerland	(50)	(22)	(22)
Foreign	(108)	(103)	(141)

Total current income tax (expense)/benefit	(158)	(125)	(163)

Deferred income tax expense
Switzerland	(38)	80	(12)
Foreign	56	115	42

Total deferred income tax (expense)/benefit	18	195	30

Total income tax expense
Switzerland	(88)	58	(34)
Foreign	(52)	12	(99)

Total income tax (expense)/benefit	(140)	70	(133)

The components of current income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2005	2004	2003

Current tax (expense)/benefit relating to current years	(170)	(243)	(248)
Adjustments to current tax for prior periods	–	(7)	23
Benefit of previously unrecognized tax losses	12	125	62

Total current income tax (expense)/benefit	(158)	(125)	(163)

The components of deferred income tax (expense)/benefit on income/(loss) from continuing operations are:

			2003
(US$ million)	2005	2004	(adjusted)

Origination and reversal of temporary differences	61	177	110
Changes in tax rates	46	–	–
Benefit of previously unrecognized tax losses	(28)	22	6
Non recognition of deferred tax assets	(61)	(4)	(87)

Total deferred income tax (expense)/benefit	18	195	29

Discontinued operations (tax impact all borne in Switzerland)

(US$ million)	2005	2004	2003

Income before taxes	–	(109)	7

Current tax: relating to current years	–	–	(2)
Deferred tax: origination and reversal of temporary differences	–	1	1

Total income tax (expense)/benefit on discontinued operations	–	1	(1)

The following tax was (charged)/credited to shareholders’ equity:

			2003
(US$ million)	2005	2004	(adjusted)

Current tax	–	–	–
Deferred tax	38	26	6

Total income tax (charged)/credited to shareholders’ equity	38	26	6

Analysis of tax rate

The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate on income/(loss) from continuing operations are:

	2005%	2004%	2003 (adjusted) %

Statutory tax rate	25	25	25
Effect of income taxed at different rates	(9)	(10)	(10)
Goodwill amortization not deductible for tax	–	1	4
Restructuring costs	(2)	(15)	(4)
Effect of disallowed expenditures and income not subject to tax	(1)	8	16
Effect of utilization of previously unrecognized deferred tax assets	(2)	(27)	(18)
Effect of non-recognition of tax losses in current year	5	2	19
Changes in prior year estimates and other items	(6)	1	–
Effect of non recognition of other deferred tax assets	8	–	3

Effective tax rate	18	(15)	35

The utilization of tax loss carry forwards lowered the tax charge by US$12 million, US$147 million, and US$68 million in 2005, 2004 and 2003 respectively. US$139 million of the 2004 utilization was made possible by the changes to the legal entity structure of the Syngenta group.

9. Earnings per share

2003 comparatives have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2.

(US$ million, except per share amounts)	2005	2004	2003 (adjusted)

Basic and diluted earnings:
Net income/(loss) from continuing operations	626	536	246
of which:
Attributable to Syngenta AG shareholders	622	543	243

Net income/(loss) from discontinued operations	–	(108)	6
of which:
Attributable to Syngenta AG shareholders	–	(83)	5

Net income/(loss)	626	428	252
of which:
Attributable to Syngenta AG shareholders	622	460	248

Weighted average number of shares
Weighted average number of shares – basic	100,017,271	105,208,929	101,682,672
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares	1,214,947	672,031	62,069
Grants of Syngenta AG shares	232,004	134,409	55,158

Weighted average number of shares – diluted	101,464,222	106,015,369	101,799,899

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

As at December 31, 2005 the following instruments existed that could potentially dilute basic earnings per share in the future, but were not included in the calculation of dilutive shares, because the effect would have been antidilutive.

	2005	2004	2003

Grants of options over Syngenta AG shares to employees	429,188	–	–
Grants of Syngenta AG shares to employees	101,250	–	–
Share repurchase options	–	4,500,000	–

An option over 4.5 million ordinary shares with an exercise price of CHF 138 per share was outstanding as from February 10, 2004 until February 11, 2005. Although outstanding as at December 31, 2004, it was excluded from the computation of dilutive earnings per share as its effect would have been antidilutive.

10. Trade and other accounts receivable

(US$ million)	2005	2004	2003

Trade accounts receivable, gross	2,224	2,184	1,984
Provision for doubtful receivables	(359)	(297)	(277)

Trade accounts receivable, net	1,865	1,887	1,707

Other receivables– income taxes recoverable	48	64	49
– third party	316	273	259

Total other accounts receivable, net	364	337	308

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2005	2004	2003

January 1	(297)	(277)	(252)
Additions charged to income	(72)	(35)	(2)
Amounts written off	4	34	42
Other movements	5	(5)	(44)
Translation effects	1	(14)	(21)

December 31	(359)	(297)	(277)

11. Other current assets

(US$ million)	2005	2004	2003

Prepaid expenses – third party	124	125	94
Derivative assets – hedging financing exposures	79	474	398
– hedging trading exposures	88	162	195
Marketable securities	4	1	5
Assets held for divestment	15	4	4

Total	310	766	696

12. Inventories

(US$ million)	2005	2004	2003

Raw materials and consumables	545	493	380
Biological assets	2	2	2
Work in progress	797	805	745
Finished products	871	892	684

Total	2,215	2,192	1,811

(US$ million)	2005	2004	2003

Inventories recognized as an expense during the period	3,324	2,996	2,723
Cost of inventories against which provisions have been made	358	555	381

Movements on provisions for inventories were as follows:

(US$ million)	2005	2004	2003

January 1	(237)	(188)	(163)
Additions charged to income	(112)	(58)	(39)
Amounts utilized on disposal of related inventories	102	22	30
Translation effects	18	(13)	(16)

December 31	(229)	(237)	(188)

13. Property, plant and equipment

2005 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2005	Total 2004	Total 2003 (adjusted)

Cost
January 1	125	1,656	3,419	108	5,308	5,386	4,884
Additions due to business combinations*	(2)	(7)	(11)	–	(20)	96	–
Other additions	1	6	69	98	174	166	211
Disposals	(4)	(58)	(48)	(1)	(111)	(262)	(231)
Assets reclassified as held for sale	–	(3)	(1)	–	(4)	(48)	–
Discontinued operations	–	–	–	–	–	(373)	8
Transfers between categories	–	6	71	(77)	–	–	–
Translation effects	(7)	(161)	(326)	(10)	(504)	343	514

December 31	113	1,439	3,173	118	4,843	5,308	5,386

Accumulated depreciation
January 1	(10)	(891)	(2,219)	–	(3,120)	(3,012)	(2,574)
Depreciation charge	–	(54)	(198)	–	(252)	(250)	(249)
Impairment losses	–	(2)	(18)	–	(20)	(135)	(49)
Depreciation on disposals	–	49	41	–	90	212	193
Depreciation on assets reclassified
as held for sale	–	3	1	–	4	26	–
Discontinued operations	–	–	–	–	–	256	(12)
Translation effects	–	102	240	–	342	(217)	(321)

December 31	(10)	(793)	(2,153)	–	(2,956)	(3,120)	(3,012)

Net book value – December 31	103	646	1,020	118	1,887	2,188	2,374

Insured value – December 31, 2004	–	2,265	4,948	52	7,265	7,923	8,541

* 2005 adjustments to provisional Golden Harvest and Garst purchase accounting reported in 2004.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

13. Property, plant and equipment (continued)

2004 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total

Cost
January 1	122	1,655	3,477	132	5,386
Additions due to business combinations*	11	43	39	3	96
Other additions	–	9	79	78	166
Disposals	(7)	(60)	(194)	(1)	(262)
Assets reclassified as held for sale	(2)	(33)	(13)	–	(48)
Discontinued operations	(5)	(82)	(281)	(5)	(373)
Transfers between categories	(1)	16	92	(107)	–
Translation effects	7	108	220	8	343

December 31, 2004	125	1,656	3,419	108	5,308

Accumulated depreciation
January 1, 2004	(7)	(864)	(2,141)	–	(3,012)
Depreciation charge	–	(54)	(196)	–	(250)
Impairment losses	(2)	(9)	(124)	–	(135)
Depreciation on disposals	–	33	179	–	212
Depreciation on assets reclassified
as held for sale	–	18	8	–	26
Discontinued operations	–	49	207	–	256
Translation effects	(1)	(64)	(152)	–	(217)

December 31, 2004	(10)	(891)	(2,219)	–	(3,120)

Net book value – December 31, 2004	115	765	1,200	108	2,188

* Net book value of additions due to acquisition of Golden Harvest, Garst and Dia Engei.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

13. Property, plant and equipment (continued)

2003 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total

Cost
January 1, 2003	115	1,501	3,168	100	4,884
Additions due to business combinations*	–	–	–	–	–
Other additions	–	17	66	128	211
Disposals	(2)	(53)	(175)	(1)	(231)
Assets reclassified as held for sale	–	–	–	–	–
Discontinued operations	–	–	8	–	8
Transfers between categories	–	29	78	(107)	–
Translation effects	9	161	332	12	514

December 31, 2003	122	1,655	3,477	132	5,386

Accumulated depreciation
January 1, 2003	(7)	(733)	(1,834)	–	(2,574)
Depreciation charge	–	(55)	(194)	–	(249)
Impairment losses	–	(28)	(21)	–	(49)
Depreciation on disposals	–	44	149	–	193
Depreciation on assets reclassified	–	–	–	–	–
as held for sale
Discontinued operations	–	–	(12)	–	(12)
Translation effects	–	(92)	(229)	–	(321)

December 31, 2003	(7)	(864)	(2,141)	–	(3,012)

Net book value – December 31, 2003	115	791	1,336	132	2,374

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

14. Intangible assets

2005 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2005	Total 2004	Total 2003

Cost
January 1	1,409	2,542	36	34	116	263	4,400	3,804	3,677
Additions from business	15	–	(1)	–	–	3	17	433	–
combinations (1)
Other additions	4	–	–	–	15	4	23	78	44
Disposals	(12)	–	–	–	–	–	(12)	(5)	(3)
Translation effects	(11)	(91)	(1)	(3)	(8)	(21)	(135)	90	86

December 31	1,405	2,451	34	31	123	249	4,293	4,400	3,804

Accumulated amortization
January 1	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)	(1,146)	(864)
Amortization charge	–	(153)	(3)	(5)	(12)	(25)	(198)	(248)	(241)
Impairment losses	–	(3)	–	–	–	–	(3)	(2)	(2)
Amortization on disposals	12	–	–	–	–	–	12	(4)	1
Translation effects	6	56	2	–	6	7	77	(49)	(40)

December 31	(315)	(1,023)	(9)	(11)	(107)	(96)	(1,561)	(1,449)	(1,146)

Net book value,
December 31	1,090	1,428	25	20	16	153	2,732	2,951	2,658

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

Amortization is included within both cost of goods sold and general and administrative expenses.

2004 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total

Cost
January 1, 2004	1,016	2,465	10	4	106	203	3,804
Additions from business combinations	368	–	25	28	–	12	433
Other additions	1	32	–	2	7	36	78
Disposals	(4)	–	–	–	(1)	–	(5)
Translation effects	28	45	1	–	4	12	90

December 31, 2004	1,409	2,542	36	34	116	263	4,400

Accumulated amortization
January 1, 2004	(257)	(737)	(5)	(3)	(85)	(59)	(1,146)
Amortization charge	(56)	(158)	(2)	(2)	(14)	(16)	(248)
Impairment losses	(2)	–	–	–	–	–	(2)
Amortization on disposals	(5)	–	–	–	1	–	(4)
Translation effects	(13)	(28)	(1)	(1)	(3)	(3)	(49)

December 31, 2004	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)

Net book value, December 31, 2004	1,076	1,619	28	28	15	185	2,951

(1)	*2005 adjustments to provisional Golden Harvest and Garst purchase accounting reported in 2004.

14. Intangible assets continued

2003 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total

Cost
January 1, 2003	1,008	2,396	9	4	96	164	3,677
Additions from business combinations	–	–	–	–	–	–
Other additions	6	–	–	–	6	32	44
Disposals	(1)	–	–	–	–	(2)	(3)
Translation effects	3	69	1	–	4	9	86

December 31, 2003	1,016	2,465	10	4	106	203	3,804

Accumulated amortization
January 1, 2003	(202)	(554)	(3)	(3)	(55)	(47)	(864)
Amortization charge	(54)	(149)	(1)	–	(27)	(10)	(241)
Impairment losses	(2)	–	–	–	–	–	(2)
Amortization on disposals	1	–	–	–	–	–	1
Translation effects	–	(34)	(1)	–	(3)	(2)	(40)

December 31, 2003	(257)	(737)	(5)	(3)	(85)	(59)	(1,146)

Net book value, December 31, 2003	759	1,728	5	1	21	144	2,658

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method. None of these investments are publicly quoted.

		Balance sheet value			Income statement effect

	%
(US$ million)	Ownership	2005	2004	2003	2005	2004	2003

CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	63	76	73	(1)	(2)	(1)
Maïsadour Semences SA, France	40	16	18	14	-	2	2
North American Nutrition and Agribusiness Fund, USA	36	10	15	13	3	(2)	(2)
Others		4	5	7	-	-	-

Total		93	114	107	2	(2)	(1)

Summarized financial information for associates is as follows:
Syngenta’s share of:

(US$ million)				2005	2004		2003

Assets				45	68		65
Liabilities				(19)	(29)		(27)
Revenues				45	64		62
Profit/(loss)				3	-		(1)

Maïsadour Semences SA, France year-end is June 30.

Summarized financial information for joint ventures is as follows:

Syngenta’s share of:

(US$ million)		2005	2004	2003

Current assets		39	19	22
Non-current assets		79	91	81
Current liabilities		(26)	(5)	(6)
Non-current liabilities		(25)	(30)	(28)
Income		90	69	63
Expenses		(91)	(71)	(63)

Syngenta does not have any material contingent liabilities related to associates and joint ventures.

16. Deferred taxes

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)		2005	2004	2003

Assets associated with:
–	inventories	358	264	127
–	accounts receivable	83	64	49
–	property, plant and equipment	10	15	13
–	pension and employee costs	38	81	82
–	provisions	260	284	228
–	net operating losses	140	115	94
–	financial instruments, including derivatives	40	30	13
–	other	38	93	65

Deferred tax assets		967	946	671

Liabilities associated with:
–	property, plant and equipment depreciation	194	255	254
–	intangible assets	433	506	513
–	pensions and employee costs	34	13	32
–	inventories	55	43	35
–	financial instruments, including derivatives	55	59	85
–	other provisions and accruals	98	71	12
–	other	169	172	140

Deferred tax liabilities		1,038	1,119	1,071

Net deferred tax asset/(liability), net of valuation allowance		(71)	(173)	(400)

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows, as of December 31 in each year:

(US$ million)	2005	2004	2003

one year	26	38	43
two years	16	16	37
three years	11	27	179
four years	9	31	156
five years	7	21	167
more than five years	136	150	180
no expiry	177	152	248

Total	382	435	1,010

The reduction in net operating loss carry forwards in 2004 occurred mainly due to changes in the legal entity structure of the Syngenta group. In 2005, changes associated with acquisition integration and newly enacted tax legislation made it possible to recognize a deferred tax asset for further significant amounts of operating loss carry forwards. Because of the tax rates involved and related changes to deferred tax liabilities, the net impact of these changes on 2005 income tax expense was much lower than in 2004.

The movements in deferred tax assets and liabilities during 2005 were as follows:

(US$ million)		January 1	Recognized in net income	Recognized in equity	Translation effects	Acquisitions	Other movements	December 31

Assets associated with:
–	inventories	264	64	14	(1)	–	17	358
–	accounts receivable	64	14	–	4	–	1	83
–	property, plant and equipment	15	(4)	–	(1)	–	–	10
–	pensions and employee costs	81	(59)	15	(3)	–	4	38
–	provisions	284	(6)	–	(5)	–	(13)	260
–	net operating losses	115	15	–	(3)	–	13	140
–	financial instruments, including	30	6	6	1	–	(3)	40
	derivatives
–	other	93	(27)	–	(1)	–	(27)	38

Deferred tax assets		946	3	35	(9)	–	(8)	967

Liabilities associated with:
–	property, plant and equipment	255	(40)	–	(20)	(4)	3	194
–	intangible assets	506	(57)	–	(9)	(3)	(4)	433
–	pensions and employee costs	13	23	–	(2)	–	–	34
–	inventories	43	16	–	(1)	–	(3)	55
–	financial instruments, including
	derivatives	59	9	(3)	(10)	–	–	55
–	other provisions and accruals	71	31	–	–	–	(4)	98
–	other	172	3	–	(2)	–	(4)	169

Deferred tax liabilities		1,119	(15)	(3)	(44)	(7)	(12)	1,038

Net deferred tax asset/(liability)		(173)	18	38	35	7	4	(71)

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2:

(US$ million)	2005	2004	2003

Temporary differences for which no deferred tax assets have been recognized	306	268	249
Temporary differences associated with investments in subsidiaries for which
deferred tax liabilities have not been recognized	527	547	454

17. Other financial assets

(US$ million)	2005	2004	2003

Long-term loans to associates	7	8	8
Equity securities available-for-sale	116	144	133
Other non-current receivables	95	104	96
Prepaid pension (Note 26)	497	122	193

Total	715	378	430

18. Current financial debts

(US$ million)	2005	2004	2003

Receivables factored with recourse	46	50	38
Commercial Paper	-	147	518
Bank and other financial debt	204	224	191
Current portion of non-current financial debts (Note 20)	264	2	2

Total	514	423	749

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts, including the current portion of non-current financial debts, was 11.6% per annum, 9.6% per annum, and 9.6% per annum, in 2005, 2004 and 2003 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,500 million (the “Credit Facility”), which matures in 2010, with an extension option for one year, executable in 2006. As of December 31, 2005 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating ranging from 0.07% to 0.105% of the unused amount throughout the term of the facilities.

At December 31, 2005 Syngenta had no Commercial Paper in issue under its Global Commercial Paper program.

Financial debts, including current financial debts, contain only general and financial default covenants (i.e. ratios such as EBITDA to net interest charges) with which Syngenta is in compliance.

19. Other current liabilities

(US$ million)	2005	2004	2003

Accrued short-term employee benefits	196	214	180
Taxes other than income taxes	99	95	92
Liabilities to associates and joint ventures	31	38	23
Accrued interest payable	26	29	27
Accrued utility costs	14	34	28
Other Accrued expenses	175	119	145
Social security and pension contributions	64	67	61
Derivative liabilities – hedging financing exposures	40	24	47
Derivative liabilities – hedging trading exposures	101	60	79
Other payables	64	85	65

Total	810	765	747

Other payables include US$20 million which may be settled more than 12 months after the balance sheet date.

20. Non-current financial debts

(US$ million)	2005	2004	2003

Unsecured bond issues	1,098	1,105	1,012
Liabilities to banks and other financial institutions	12	12	5
Finance lease obligations	1	2	2

Total (including current portion of non-current financial debt)	1,111	1,119	1,019
Less: current portion of non-current financial debt (Note 18)	(264)	(2)	(2)

Total	847	1,117	1,017

The weighted average interest rate on the non-current bank and other financial debts was 5.3% per annum, 5.3% per annum, and 4.8% per annum in 2005, 2004 and 2003, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 8.3% per annum, 7.2% per annum and 6.9% per annum in 2005, 2004 and 2003, respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5% . At issue, these liabilities had a value of US$677 million. Cross-currency swaps were implemented at the time of issue to hedge the exchange movement between the Euro and the US dollar. On April 22, 2005, Syngenta repurchased €581 million of this Eurobond for €628 million including a premium of €22 million and accrued interest of €25 million. The equivalent proportion of the designated hedging portfolio was unwound. The fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 19.

On the same date Syngenta issued a new Eurobond of €500 million with a maturity of April 22, 2015 and a coupon rate of 4.125% . At issue these liabilities had a value of US$641 million. At the same time a new designated hedging portfolio was set up. This bond was issued under Syngenta’s US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. This program has not been relisted in 2005 for further issuances. The program will be relisted if further Note issuances are required.

On December 8, 2005, Syngenta issued US$250 million unsecured non-current Notes under a Note Purchase Agreement in the US Private Placement Market. The maturity and coupon rates of the tranches are set out below.

As at December 31, 2005, the original and current carrying amounts and fair values of the bonds and US capital market issuances were as follows:

(US$ million)	Fair Value	Carrying amount	Value at issue

5.5% Eurobond 2006	263	263	185
4.125% Eurobond 2015	607	585	641
5.110% US private placement 2020	73	75	75
5.350% US private placement 2025	73	75	75
5.590% US private placement 2035	97	100	100

Total	1,113	1,098	1,076

All non-current debt ranks equally.

Terms and debt repayment schedule

(US$ million)	Total	1 yr or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	10– 20 years	20– 30 years

5.5% Eurobond 2006	263	263	–	–	–	–	–	–	–
4.125% Eurobond 2015	585	–	–	–	–	–	585	–	–
Commercial Paper at various rates	250	–	–	–	–	–	–	150	100
Amounts owing to banks under various loan
and overdraft facilities, in various
currencies and at various interest rates	217	205	1	1	–	–	10	–	–
Receivables factored with recourse	46	46	–	–	–	–	–	–	–

Total	1,361	514	1	1	–	–	595	150	100

21. Provisions

(US$ million)		2005	2004	2003

Restructuring provisions (Note 22)		203	273	262
Employee benefits – pensions (Note 26)		133	148	136
–	other post-retirement benefits (Note 26)	38	39	70
–	other long-term employee benefits	64	60	53
Environmental provisions (Note 29)		386	421	381
Provisions for legal and product liability settlements		122	99	77
Other provisions		80	88	131

Total		1,026	1,128	1,110

Current portion of:
–	restructuring provisions	94	156	151
–	employee benefits	26	24	25
–	environmental provisions	43	36	25
–	provisions for legal and product liability settlements	19	10	16
–	other provisions	17	32	48

Total current provisions		199	258	265
Total non-current provisions		827	870	845

Total		1,026	1,128	1,110

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Where there is judged to be sufficient certainty of recovery Syngenta has recognized a receivable for the reimbursement. At December 31, 2005, Syngenta recognized US$20 million (2004: US$21 million, 2003: US$28 million) in other financial assets and US$4 million (2004: US$4 million, 2003: US$8 million) in other accounts receivable in respect of expected reimbursements.

The following table analyzes the movement in provisions during 2005:

(US$ million)		Balance at January 1, 2005	Charged to income	Release of provisions credited to income	Dis- counting expense	Payments	Reclass- ifications	Translation effects	Balance at December 31, 2005

Restructuring provisions (Note 22)		273	137	(23)	1	(150)	(10)	(25)	203
Employee benefits
–	pensions (Note 26)	148	106	(1)	–	(487)	386	(19)	133
–	other post-retirement benefits
	(Note 26)	39	10	–	–	(10)	–	(1)	38
–	other long-term employee
	benefits	60	9	–	–	(4)	–	(1)	64
Environmental provisions (Note 29)		421	19	(9)	–	(30)	10	(25)	386
Provisions for legal and product
liability settlements		99	32	(6)	–	(5)	–	2	122
Other provisions		88	36	(13)	–	(20)	(7)	(4)	80

	Total	1,128	349	(52)	1	(706)	379	(73)	1,026

Other provisions mainly comprise provisions for long-term contractual obligations.

22. Restructuring provisions

(US$ million)	Employee termination costs	Other third party costs	Total

January 1, 2003	170	103	273
Cash payments	(110)	(69)	(179)
Additions charged to income	72	86	158
Releases credited to income	(5)	(9)	(14)
Other movements	6	(1)	5
Translation (gains)/losses net	12	7	19

December 31, 2003	145	117	262

Cash payments	(93)	(92)	(185)
Additions charged to income	169	80	249
Releases credited to income	(18)	(10)	(28)
Discounting expense	–	2	2
Reclassifications	(46)	(4)	(50)
Translation (gains)/losses net	15	8	23

December 31, 2004	172	101	273

Cash payments	(93)	(57)	(150)
Additions charged to income	67	70	137
Releases credited to income	(16)	(7)	(23)
Discounting expense	–	1	1
Reclassifications	–	(10)	(10)
Translation (gains)/losses net	(18)	(7)	(25)

December 31, 2005	112	91	203

Restructuring provisions and costs relate to business changes, which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations. For 2003 they relate mainly to Syngenta’s business integration restructuring plans, embarked upon following the formation of Syngenta in November 2000. Such plans involve termination of employees, integration of systems and the closure of duplicate head office, research and development and manufacturing facilities. For 2004 they relate to the operational efficiency program announced in February 2004 and to the later stages of the Syngenta business integration. For 2005 they relate mainly to the operational efficiency program and to the integration of the Seeds businesses purchased in 2004. Further details are provided in Note 7.

23. Share capital

The number of ordinary shares of par value CHF 5.60 (2004: CHF 8.30; 2003: CHF 10) authorized, issued and outstanding, and movements during the period, were as follows:

	2005		2004		2003
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held

As at January 1	112.6	(7.5)	112.6	(10.9)	112.6	(11.0)
(Purchase)/Sale of shares in exchange for own equity
instruments	–	(4.5)	–	4.5	–	–
Cancellation of treasury shares	(6.2)	6.2	–	–	–	–
Share repurchase scheme	–	(2.3)	–	(1.7)	–	–
Issue of ordinary shares under employee share purchase	–	1.0	–	0.6	–	0.1

As at December 31	106.4	(7.1)	112.6	(7.5)	112.6	(10.9)

As at December 31, 2005, Syngenta had no open options accounted for as equity instruments. All the following options, which were open as at December 31, 2004 were recognized in equity at fair value at the date of issue or acquisition, and are not subsequently revalued.

In 2004, Syngenta entered into an agreement whereupon 4.5 million treasury shares were exchanged for a zero strike price call option at a forward rate of CHF 86.25. On February 11, 2005, Syngenta received 4.5 million treasury shares in exchange for this option. On July 22, 2005, these shares were cancelled following approval by the Annual General Meeting of Syngenta AG in April 2005.

In 2004, a written call option to sell 4.5 million shares at a strike price of CHF 138, was granted at a forward rate of CHF 86.25. On January 21, 2005, Syngenta entered into an additional option which effectively raised the strike price to CHF 158. The premium paid for this additional option was less than US$1 million. These options expired unexercised on February 11, 2005.

24. Assets held for sale

Assets held for sale at December 31, 2005 consist of property, plant and equipment in Australia (2004: various countries). The fair value less costs to sell of these assets has been determined by independent valuation. The initial impairments recognized on these assets amounted to US$nil (2004: US$22 million).

25. Cash flows arising from change in net current assets

2003 comparatives have been adjusted to apply retroactively the changes in accounting policy described in Note 2.

(US$ million)	2005	2004	2003 (adjusted)

Change in inventories	(191)	(191)	41
Change in trade and other accounts receivable and other net current assets	(280)	32	94
Change in trade and other accounts payable	261	414	(72)

Total	(210)	255	63

26. Post-employment benefits

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

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA. The defined benefit section of Syngenta’s UK pension fund was closed to new members with effect from January 1, 2002, but the majority of members still have defined benefit rights based on final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance must be paid as an annuity. The Trustee is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI). Employer contributions must be agreed between Syngenta and the Trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd., and is counter-guaranteed by Syngenta AG.

Syngenta’s Swiss pension plan was amended in April 2004 to a cash balance benefit formula. Whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time transition charge of US$60 million representing past service cost for which the benefit vested immediately. This charge was recorded within restructuring and impairment in the income statement. The plan change reduces the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to future pension fund investment returns. This created a past service gain of US$38 million, which will vest over the estimated remaining future employee service period of approximately 12 years, and is being amortized to profit or loss by the straight-line method over this period. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the Trustees’ discretion. At retirement date, members have the right to take 25% of their retirement benefit as a lump sum, with the balance converted to a fixed annuity at the rates defined in the fund rules. The Trustees may increase the annuity at their discretion. Syngenta has included an estimated rate of annuity increases into its valuation of the benefit obligation.

Syngenta’s main US defined benefit pension plan offers members the choice of taking all their retirement benefits, which are based on career average pay, as a lump sum or as a fixed annuity at retirement date. Employer contributions are made, based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than assuming the annuity option is taken.

On January 1, 2005, Syngenta’s Dutch pension plan was amended from a final salary to a career average salary benefit formula, which reduced the benefit obligation by US$11 million. Syngenta has accounted for this as a curtailment, recognizing the US$11 million less proportional actuarial losses of US$1 million as a US$10 million reduction in 2005 benefit expense.

In December 2005, Syngenta made special lump sum contributions into its UK and US pension plans, totalling US$350 million. This amount is included in the employer contributions of US$520 million shown below.

A summary of the status of the main independent defined benefit plans at December 31, 2005, 2004 and 2003 using actuarial assumptions determined in accordance with IAS 19 (revised 2002) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits
(US$ million)	2005	2004	2003	2005	2004	2003

Benefit obligation
At beginning of year	3,864	3,364	2,849	170	177	138
Current service cost	107	126	113	2	2	2
Interest cost	166	176	153	10	10	10
Curtailments and settlements	(17)	14	33	–	–	–
Plan amendments	–	25	(2)	(2)	(3)	(1)
Actuarial (gain)/loss	368	230	60	2	(7)	35
Translation effects	(392)	254	295	(2)	1	2
Benefit payments	(158)	(191)	(152)	(10)	(10)	(9)
Acquired in business combinations	(1)	10	–	–	–	–
Disposals of subsidiaries	–	(163)	–	–	–	–
Other movements	(1)	19	15	–	–	–

Benefit obligation at end of year	3,936	3,864	3,364	170	170	177

Of which arising from:
Funded plans	3,786	3,734	3,221	151	151	159
Wholly Unfunded plans	150	130	143	19	19	18

	Pension			Other post-retirement benefits
(US$ million)	2005	2004	2003	2005	2004	2003

Plan assets at fair value
At January 1	3,184	2,840	2,287	91	50	–
Actual return on plan assets	310	247	294	4	5	–
Curtailments and settlements	(29)	(22)	(9)	–	–	–
Translation effects	(343)	222	248	–	–	–
Employer contributions	520	187	148	10	46	59
Employee contributions	24	25	19	–	–	–
Benefit payments	(158)	(191)	(152)	(10)	(10)	(9)
Acquired in business combinations	–	9	–	–	–	–
Disposals of subsidiaries	–	(170)	–	–	–	–
Other movements	(1)	37	5	–	–	–

Plan assets at fair value at end of year	3,507	3,184	2,840	95	91	50

	Pension			Other post-retirement benefits
(US$ million)	2005	2005	2003	2005	2004	2003

Funded status	(429)	(680)	(524)	(75)	(79)	(127)
Unrecognized actuarial (gain)/loss	763	610	517	54	59	76
Unrecognized past service costs/(gain)	(30)	(40)	–	(17)	(19)	(19)
Limitation on recognition of surplus due to uncertainty of
obtaining future benefits	–	–	(10)	–	–	–

Prepaid/(accrued) benefit cost	304	(110)	(17)	(38)	(39)	(70)

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)	497	122	193	–	–	–
Accrued benefit liability	(193)	(232)	(210)	(38)	(39)	(70)

Net amount recognized	304	(110)	(17)	(38)	(39)	(70)

Of the accrued benefit liability for pensions of US$193 million at December 31, 2005, US$133 million is included in Note 21 as pension provisions and US$60 million as restructuring provisions (2004: US$148 million as pension and US$84 million as restructuring; 2003: US$136 million as pension and US$74 million as restructuring).

Syngenta’s best estimate of the benefit payments to be made in the following future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)	Pensions	Other post-retirement benefits	Total

2006	133	10	143
2007	137	11	148
2008	145	11	156
2009	157	12	169
2010	170	12	182
Years 2011 – 2015	1,083	67	1,150

Total 2006 – 2015	1,825	123	1,948

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows. Expected rates of return at December 31, 2005, are provisional estimates.

	Switzerland		UK		USA		Other plans	Group
At December 31, 2005	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.5	301	7.0	493	8.5	158	49	1,001
Property	5.0	156		–	–	–	–	156
Bonds	3.6	493	4.3	810	6.0	343	94	1,740
Other assets	3.7	110	6.0	427	8.5	55	18	610

Fair value of assets	4.8	1,060	5.5	1,730	7.2	556	161	3,507
Benefit obligation		(1,152)		(1,875)		(623)	(286)	(3,936)

Funded status		(92)		(145)		(67)	(125)	(429)

	Switzerland		UK		USA		Other plans	Group
At December 31, 2005	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0	305	7.0	510	8.5	173	50	1,038
Property	4.5	136	–	–	8.0	–	–	136
Bonds	4.5	490	4.9	824	6.0	180	95	1,589
Other assets	1.5	159	3.5	180	8.5	39	43	421

Fair value of assets	5.0	1,090	5.5	1,514	7.5	392	188	3,184
Benefit obligation		(1,206)		(1,759)		(581)	(318)	(3,864)

Funded status		(116)		(245)		(189)	(130)	(680)

	Switzerland		UK		USA		Other plans	Group
At December 31, 2003	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m

Equities	7.0	279	7.5	471	8.5	134	82	966
Property	4.5	114	–	–	8.0	–	–	114
Bonds	4.5	436	4.9	670	6.0	195	131	1,432
Other assets	1.5	88	4.9	114	8.5	25	101	328

Fair value of assets	5.0	917	6.0	1,255	7.5	354	314	2,840
Benefit obligation		(949)		(1,473)		(494)	(448)	(3,364)

Funded status		(32)		(218)		(140)	(134)	(524)

A legally separate trust was established for Syngenta’s US post retirement healthcare plans in 2003. Previously, these plans were unfunded. There are no significant post retirement healthcare plans in countries other than the USA. The expected long-term rates of return and the fair value of the assets and liabilities for the US plan are as follows:

	2005		2004
At December 31	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m

Equities	8.0	52	8.0	45
Property	8.0	–	8.0	–
Bonds	5.75	43	5.75	41
Other assets	3.0	–	3.0	5

Fair value of assets	6.75	95	6.75	91
Benefit obligation		(170)		(170)

Funded status		(75)		(79)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2005	2004	2003	2005	2004	2003

Benefit cost
Current service cost	107	126	113	2	2	2
Interest cost	166	176	153	10	10	10
Expected return on plan assets	(161)	(172)	(145)	(6)	(3)	–
Employee contributions	(24)	(25)	(19)	–	–	–
Amortization of actuarial loss	19	16	25	9	8	7
Effect of limitation on recognition of surplus	–	–	2	–	–	–
Past service cost	8	65	–	(5)	(3)	(3)
Curtailments and settlements	10	35	46	–	–	–

Net periodic benefit cost	125	221	175	10	14	16

The defined benefit obligation, plan assets, funded status and experience adjustments compared to the actuarial assumptions for the years 2001 to 2005 are as follows:

Pension

(US$ million)	2005	2004	2003	2002	2001

Benefit obligation	(3,936)	(3,864)	(3,364)	(2,849)	(2,313)
Plan assets	3,507	3,184	2,840	2,287	2,132

Funded surplus/(deficit)	(429)	(680)	(524)	(562)	(181)

Experience adjustments (Increasing)/reducing plan
liabilities	(368)	(230)	(60)	(142)	59
Experience adjustments on plan assets: actual
returns greater/(less) than expected	149	75	149	(358)	(318)

Total of experience adjustments	(219)	(155)	89	(500)	(259)

Post-retirement medical benefits

(US$ million)	2005	2004	2003	2002	2001

Benefit obligation	(170)	(170)	(177)	(138)	(113)
Plan assets	95	91	50	–	–

Funded surplus/(deficit)	(75)	(79)	(127)	(138)	(113)

Experience adjustments (Increasing)/reducing plan
liabilities	(2)	7	(35)	(21)	(30)
Experience adjustments on plan assets: actual
returns greater/(less) than expected	(2)	2	–	–	–

	(4)	9	(35)	(21)	(30)

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2005	2004	2003

Defined contribution benefit cost	27	25	26

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

	Pension			Other post-retirement benefits
Weighted-average assumptions:	2005	2004	2003	2005	2004	2003
benefit cost for the year ended December 31%		%	%	%	%	%

Discount rate	4.8	5.0	5.2	5.75	6.2	6.7
Rate of compensation increase	3.0	3.0	3.4	–	–	–
Expected return on plan assets	5.5	5.7	5.9	6.75	–	–

		Pension		Other post-retirement benefits
Weighted-average assumptions:	2005	2004	2003	2005	2004	2003
benefit obligation as at December 31%		%	%	%	%	%

Discount rate	4.2	4.8	5.0	5.5	5.7	6.2
Rate of compensation increase	3.0	3.0	3.0	–	–	–

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2005 was 9% decreasing in each successive year from 2006 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2004 was 9%, decreasing in each successive year from 2005 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2003 was 10%, decreasing in each successive year from 2004 onwards, to reach an ultimate rate of 5% in 2011.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2005 would have the following effects:

(US$ million)	1% point increase	1% point decrease

Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	16	(13)

27. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options), in the past called the Syngenta Executive Stock Option Plan, was introduced to provide selected members of the Board of Directors, executives and key employees of Syngenta with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2005, 2004 and 2003, including the equivalent American Depository Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2005, 2004, and 2003.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)

Year to December 31, 2003	76.5	455,500	–	(11,600)	(12,000)	431,900	431,900	7.00
	83.7	376,600	–	–	(35,200)	341,400	1,000	7.25
	98.0	662,631	–	(2,252)	(37,523)	622,856	47,362	8.25
	98.0	340,181	–	–	(3,068)	337,113	18,451	9.25
	59.7	–	698,466	(12,471)	(31,235)	654,760	28,946	9.25
	59.7	–	691,368	–	–	691,368	9,291	10.25

Total for year to
December 31, 2003		1,834,912	1,389,834	(26,323)	(119,026)	3,079,397	536,950

Year to December 31, 2004	76.5	431,900	–	(197,700)	–	234,200	234,200	6.00
	83.7	341,400	–	(166,040)	1,500	176,860	176,860	6.25
	98.0	622,856	–	(55,447)	(30,527)	536,882	44,003	7.25
	98.0	337,113	–	(6,523)	(11,999)	318,591	32,798	8.25
	59.7	654,760	–	(37,855)	(39,947)	576,958	42,458	8.25
	59.7	691,368	–	(18,767)	(19,834)	652,767	27,714	9.25
	89.3	–	522,875	–	(11,886)	510,989	18,935	9.25
	89.3	–	539,768	(4,751)	(2,402)	532,615	2,402	10.25

Total for year to
December 31, 2004		3,079,397	1,062,643	(487,083)	(115,095)	3,539,862	579,370

Year to December 31, 2005	76.5	234,200	–	(177,100)	–	57,100	57,100	5.00
	83.7	176,860	–	(105,485)	–	71,375	71,375	5.25
	98.0	536,882	–	(271,893)	(3,142)	261,847	261,847	6.25
	98.0	318,591	–	(181,522)	(7,979)	129,090	129,090	7.25
	59.7	576,958	–	(38,931)	(19,536)	518,491	26,359	7.25
	59.7	652,767	–	(37,729)	(32,514)	582,524	17,027	8.25
	89.3	510,989	–	(8,570)	(16,611)	485,808	18,783	8.25
	89.3	532,615	–	(761)	(21,550)	510,304	6,196	9.25
	127.4	–	435,762	(503)	(6,071)	429,188	8,383	10.25

Total for year to
December 31, 2005		3,539,862	435,762	(822,494)	(107,403)	3,045,727	596,160

Aggregate intrinsic value of fully vested options as at December 31, 2005							32.7	million

(all fully vested options are exercisable)

The exercise prices are equal to the weighted average share price on the Swiss Stock Exchange (SWX) for the five business days preceding the grant date, or the share price on the SWX at the grant date, as determined by the Compensation Committee, and all options were granted at an exercise price which was equal to or greater than the market price of the Syngenta shares at the grant date. Options over ADSs are priced at one fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full, are exercisable after three years completion of service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options became exercisable prior to November 14, 2003. None of the options vest on a pro rata basis during the vesting period.

The 2005 Long-Term Incentive Plan grant was made 50% in options, and 50% in restricted share units (or equivalent restricted ADSs for relevant Syngenta employees in the USA). Restricted share units (or equivalent restricted ADSs) are subject to a three year vesting period. A total of 105,288 restricted share units were granted at a fair market value of CHF 116.10.

Syngenta Deferred Share Plan

In 2002, the Syngenta Deferred Share Plan was introduced to provide selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a deferred share and the corresponding additional share, at the time of grant, corresponds to the Syngenta share price at the time of grant adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. For the incentive year 2002 participants could voluntarily defer a part of the 2002 short-term incentive. From the incentive year 2003 the Syngenta Deferred Share Plan became fully effective and a mandatory part of the short-term incentive is allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants.

The following table sets out activity under this plan during 2005, 2004 and 2003, including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)

Year to December 31, 2003
2002 incentive year grant	–	41,462	–	–	41,462	2.25

Total for year to December 31, 2003	–	41,462	–	–	41,462

Year to December 31, 2004
2002 incentive year grant	41,462	–	(2,801)	–	38,661	1.25
2003 incentive year grant	–	88,265	(4,515)	–	83,750	2.25

Total for year to December 31, 2004	41,462	88,265	(7,316)	–	122,411	1.25

Year to December 31, 2004
2002 incentive year grant	38,661	–	(2,318)	–	36,343	0.25
2003 incentive year grant	83,750	–	(3,919)	–	79,831	1.25
2004 incentive year grant	–	89,556	(3,476)		86,080	2.25

Total for year to December 31, 2005	122,411	89,556	(9,713)	–	202,254	0.25

Aggregate intrinsic value of fully vested shares as at December 31, 2005					25.1 million

At the end of the deferral period, employees will be entitled to the following additional shares:

	Grant date fair value CHF	Number of shares

2002 Syngenta Deferred Share Grant	59.70	36,343
2003 Syngenta Deferred Share Grant	89.30	79,831
2004 Syngenta Deferred Share Grant	116.30	86,080

Total		202,254

None of these shares are vested as at December 31, 2005		–

The grant, distribution and cancellation of these additional non-vested deferred share grants are identical to the grant, distribution and cancellation of the vested deferred share.

Employee Share Purchase Plans

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of certain Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 63,137 shares (2004: 70,982 shares; 2003: 110,022 shares) were subscribed and settled through a release of treasury shares, at a market value of approximately CHF 142.20 per share (2004: 117.20 per share; 2003: CHF 75.75 per share). Shares purchased under this plan vest immediately, and are subject to a three year blocking period.

In November 2005, a Share Option Savings Plan was introduced for all employees of certain US subsidiaries. This plan entitles employees to subscribe for ADSs at a discount of 30% from the closing ADS price on the grant date. The maximum subscription amount per employee, based on fair market value, is US$3,000. A total of 182,923 ADS were subscribed and settled through a release of treasury shares, at a market value of approximately US$21.59 per ADS. The ADSs purchased under this plan vest immediately, and are subject to a two year blocking period.

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

The following table sets out activity under this plan during 2005, 2004 and 2003.

	Exercise price GBP	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining life (years)

Year to December 31, 2003
	32.2	257,712	–	–	(19,700)	238,012	–	2.25
	29.3	–	69,059	–	–	69,059	–	3.25

Total for year to
December 31, 2003		257,712	69,059	–	(19,700)	307,071	–

Year to December 31, 2004
	32.2	238,012	–	(2,925)	(22,317)	212,770	1,670	1.25
	29.3	69,059	–	–	(4,787)	64,272	–	2.25

Total for year to
December 31, 2004		307,071	–	(2,925)	(27,104)	277,042	–

Year to December 31, 2005
	32.2	212,770	–	(2,758)	(8,331)	201,681	108	0.25
	29.3	64,272	–	(206)	(1,892)	62,174	–	1.25

Total for year to
December 31, 2005		277,042	–	(2,964)	(10,223)	263,855	–

(all fully vested options are exercisable)

UK Share Incentive Plan (SIP)

In May 2005, the Employee Share Option Savings Plan was replaced by a Share Incentive Purchase Plan approved by the UK tax authorities. This is available to all UK employees. Under the plan rules, employees may subscribe to purchase Syngenta shares at the fair market value on a monthly basis. An additional matching share is granted on a 3:1 ratio (representing a 25% discount to market value) after 3 years completion of service. The original purchased shares are not subject to a blocking period. The maximum subscription amount per employee is £1,500 per year. A total of 8,160 shares were subscribed and settled through a release of treasury shares at a weighted average purchase price of CHF 132.17. Employees would be entitled to an additional 2,720 shares after three years. These additional shares are currently held in a UK trust fund.

Compensation expense

The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2005	2004	2003

Long Term Incentive Plan (stock options)	17	16	13
Deferred Share Plan	16	11	1
Employee Share Purchase Plans	3	5	3
Employee Share Option Savings Plan/Employee Share Incentive Plan	1	1	1

Total	37	33	18

As of December 31, 2005 there was US$28 million of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plans. This cost is expected to be recognized over a weighted-average period of 1.8 years.

The weighted average fair value of options granted during the year was CHF 26.8 per option (2004: CHF 22; 2003: CHF 17). Options were exercised throughout the year. The weighted average share price at exercise was CHF 132.5 (2004: CHF 106; 2003: CHF 81).

The total intrinsic value of options exercised during the year was US$29.8 million (2004: US$9.6 million; 2003: US$0.1 million). The total fair value of shares which vested during the year was US$7 million (2004: US$5 million; 2003: US$3 million).

At the grant date, the estimated fair value of the benefit to the employees in respect of the shares granted under the Deferred Share Plan was CHF 232.6 (2004: CHF 178.6; 2003: CHF 119.4), which is twice the share price at the date of grant adjusted for the absence of dividend during the vesting period. At the grant date, the estimated fair value of the benefit to the employees in respect of each share granted in the Employee Share Purchase Plan was CHF 71.10 (2004: CHF 58.60; 2003: CHF 37.90), which is equal to 50% of the share price at the date of grant, and the estimated fair value of the benefit to the employees in respect of each ADS granted was US$7.20, which is equal to 33.3% of the ADS price at the date of grant.

Cash received from option exercises under both the Syngenta Long-Term Incentive Plan (stock options) and the Employee Share Option Savings Plan was US$57 million (2004: US$29 million; 2003: US$1 million). Cash received by way of subscription for shares under the Employee Share Purchase Plans and UK Share Incentive Plan was US$7 million (2004: US$3 million; 2003: US$3 million). Syngenta has a policy of utilizing Treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements because Syngenta still holds sufficient Treasury shares. Syngenta does not expect to make purchases of its own shares on the open market in the next year as a consequence of the existence of these share-based payment schemes.

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

		2005	2004	2003

Dividend yield		2.3%	2.0%	1.3%
Expected volatility		24.8%	25.0%	27.0%
Risk-free interest rate
–	Long Term Incentive Plan	2.1%	2.6%	2.20%
–	Employee Share Option Savings Plan	–	–	5.10%
Expected life
–	Long Term Incentive Plan	7 years	7 years	7 years
–	Employee Share Option Savings Plan	–	–	3 years
Exercise Price
–	Long Term Incentive Plan – CHF	127.4	89.3	59.7
–	Employee Share Option Savings Plan – British pounds sterling (“GBP”)	–	–	29.3

Actual dividend yield may vary from the assumptions used above. The historical volatility of the Syngenta share price since the launch of the company was 26.5% . This includes periods of significant stock market volatility. The expected volatility was therefore determined based on the implied volatilities of longer dated traded warrants in the market.

28. Transactions and agreements with related parties Key management personnel compensation

Key management personnel compensation

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2005	2004	2003

Fees, salaries and other short-term benefits	14.7	11.2	10.0
Post-employment benefits	4.3	3.8	3.3
Other long-term benefits	–	–	–
Termination benefits	–	–	0.3
Share based compensation	13.8	7.1	4.8

Total	32.8	22.1	18.4

The amount disclosed for share based compensation is the expense for the period calculated in accordance with IFRS 2, “Share Based Payment” and as described in Note 2, relating to key management personnel. The cost of a share based compensation award is spread over the vesting period of the award. Therefore the charge for each year comprises parts of that year’s awards and those of preceding years that had not already vested at the start of the year.

Transactions and balances with employee post-retirement benefit plans

Employer contributions payable to pension plans are disclosed in Note 26. Balances between Syngenta and the employee post-retirement benefit plans are as follows:

(US$ million)	2005	2004	2003

Prepaid benefit costs (Note 17)	497	122	193
Accrued benefit liability (Note 26)	(193)	(232)	(210)

Total	304	(110)	(17)

Other related party transactions

There were no other related party transactions.

29. Commitments and contingencies

Commitments arising from fixed-term non-cancellable operating leases in effect at December 31, 2005 are as follows:

(US$ million)	Minimum lease payments payable	Minimum Rentals receivable

2006	20	10
2007	16	6
2008	11	4
2009	9	4
2010	7	4
Thereafter	27	5

Total	90	33

Rentals receivable relate to leases of freehold buildings. Operating lease payments relate to leases of buildings and office equipment.

(US$ million)	2005	2004	2003

Operating lease expense	28	26	29

Commitments for the purchase of property, plant and equipment at December 31, 2005 were US$22 million.

As of December 31, 2005, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials. Syngenta has entered into long term research agreements with various institutions to fund various research projects and other commitments. The approximate payments committed are payable as follows:

(US$ million)	Materials purchases	Research	Other

2006	251	37	23
2007	162	22	2
2008	136	12	2
2009	82	6	–
2010	52	–	–
Thereafter	45	–	–

Total	728	77	27

Materials purchases in 2005 according to these commitments were US$271 million.

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

GMO Class Action   Class action complaints were filed in 1999 and 2000 against Monsanto in federal court in the District of Columbia (Higginbotham et al. v. Monsanto Co.) and in Illinois (Blades et al. v. Monsanto Co.) seeking damages and injunctive relief for alleged antitrust violations by Monsanto and others in the sale and distribution of genetically modified insect resistant corn seeds and glyphosate-tolerant soya seeds. The Higginbotham action was transferred in May 2000 to Illinois where the lawsuits were consolidated and in January 2001 both cases were transferred to federal court in Missouri. A number of Monsanto’s major competitors including Syngenta Seeds Inc. and Syngenta Crop Protection Inc. were added as additional defendants in June 2001. On October 12, 2001 defendants filed separate motions to dismiss plaintiffs’ amended complaint for failure to state a claim upon which relief could be granted. Plaintiffs subsequently stipulated to the dismissal of Syngenta Crop Protection Inc. on the ground that the company’s business does not include the sale of the products at issue in the case, and the court approved the dismissal. Defendants’ motions to dismiss were denied in a court order issued on April 3, 2002. The case entered into the class certification discovery phase on January 15, 2002 and an evidentiary hearing was held by the court on April 28-29, 2003. On September 19, 2003, the court granted Monsanto’s motion for summary judgement dismissing negligence and public nuisance claims asserted only against Monsanto and denied defendants’ motion for summary judgement limiting the antitrust claims to direct purchasers only. As a result of the dismissal of the tort claims, the action is now being captioned McIntosh, et al. v. Monsanto Company, et al. On September 30, 2003 the court denied plaintiffs’ motion for class certification by holding that plaintiffs failed to show that impact from the alleged antitrust violations could be proven with common evidence on a class-wide basis. On October 15, 2003 Plaintiffs petitioned the 8th Circuit Court of Appeals for permission to appeal the District Court’s denial of class certification and on October 24, 2003, the District Court granted Plaintiff’s request to stay discovery while the petition was pending in the 8th Circuit. On December 18, 2003, the 8th Circuit Court of Appeals accepted plaintiffs’ appeal and on September 13, 2004 the Court heard oral argument on the appeal. In an opinion filed on March 7, 2005, the 8th Circuit Court of Appeals affirmed the District Court’s denial of class certification. Plaintiffs filed a Petition for Panel Rehearing on April 4, 2005 seeking a reversal of the denial of class certification. At a May 12, 2005 status conference, plaintiffs expressed their intent to proceed on behalf of the two named farmers, but then indicated they were planning to seek certification of a new class limited to Roundup Ready soybean farmers only. This matter was fully briefed and heard by the Court on November 2, 2005 at which time the Court denied Plaintiffs’ motion to amend the complaint. Plaintiffs withdrew their proposed Third Amended Complaint, leaving the First Amended Complaint and an order that they file a new complaint pending.

Glyphosate Class Action   On November 21, 2001, a class action complaint was filed by S&M Farm Supply, Inc. in federal court in California against Monsanto Company and its then parent Pharmacia Corporation, alleging that Monsanto and various alleged co-conspirators, including Syngenta Crop Protection, Inc. and its predecessor corporations, conspired to allocate markets and to fix, raise, maintain or stabilize prices for glyphosate-based and paraquat-based herbicides in the United States. On March 6, 2002, the judge in those proceedings ordered that the proceedings be transferred to the Eastern District of Missouri. This case was consolidated with Orange Cove Ag-Chem v. Pharmacia. On October 16, 2003, the court denied plaintiffs’ motion for class certification and denied the plaintiffs’ motion for reconsideration on November 20, 2003. The court also denied the plaintiffs’ motion to stay the case on November 25, 2003. Subsequently the case was dismissed with prejudice by the plaintiff. On December 19, 2001, a representative action and class action complaint was filed under the title Kevin Williamson and Bobby Vailette vs. Pharmacia Corporation, Monsanto Company and Does 1-100 in the Superior Court of California for Sonoma. The action brought under the California Business and Professions Code raises similar allegations to those made in the federal lawsuit and claims violations by the defendants and their alleged co-conspirators, including Syngenta Seeds, Inc., Syngenta Crop Protection, Inc., and their predecessor corporations, of the Cartwright Act and the Unfair Competition Act. This case has also been dismissed with prejudice by plaintiffs.

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

Greens Bayou   In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. The defendants agreed to participate in a binding arbitration to determine the amount of Occidental’s ultimate contribution to the overall settlement. Agreement to settle with Occidental was entered into on January 18, 2006. Discussions with ISK pursuant to the indemnities given by ISK in the 1998 acquisition agreement are continuing.

Bt 11 Patent Case   In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 Bt corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard®, Herculex I® and TC6275 but that those claims were invalid. Post trial issues relating to inequitable conduct, motions for judgement as a matter of law were tried in 2005. In December 2005, the court denied all “judgement as matter of law” motions and Monsanto’s inequitable conduct defense. Syngenta’s notice of appeal was filed on January 13, 2006 and defendant’s cross notices of appeal were filed on January 20, 2006.

Shah Patent Case   On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (Wilmington, Delaware). In its complaint, Monsanto sued Syngenta for infringement of U.S. Patent 4,940,835 (the “Shah patent”) directed to the making, use and sale of corn products exhibiting resistance to glyphosate herbicide (GA21). The lawsuit, which was filed on the same date that Syngenta publicly disclosed its acquisition of certain GA21 rights from Bayer Crop Science, seeks an injunction prohibiting further acts of infringement, contributory infringement and inducement of infringement, together with compensatory and exemplary damages but no less than a reasonable royalty for infringing activity. Syngenta filed its responsive pleadings on July 1, 2004. On February 11, 2005, Monsanto amended its complaint to add the Golden Harvest companies as defendants. Fact discovery closed in October 2005; expert discovery in December 2005. Mediation was held August 26, 2005 for the consolidated Shah, Lundquist, and antitrust cases and follow-up discussions are continuing. Motions for summary judgement on non-infringement and invalidity for non-enablement were filed January 11, 2006. A hearing on summary judgement and claim construction is scheduled for March 9, 2006 and consolidated trial with the Lundquist case below is scheduled to commence May 30, 2006.

Lundquist Patent Case   On July 27, 2004, DeKalb Genetics Corp commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois alleging infringement of US Patent No. 5,538,880 and US Patent No. 6,013,863 (“the Lundquist patents”) by making and using corn containing genes that confer glyphosate resistance (GA21). Syngenta filed a Motion to Dismiss on September 20, 2004, on the grounds that DeKalb’s Complaint was legally deficient and failed to state a claim. On November 12, 2004, Syngenta filed its alternative Motion to Transfer this case to Delaware. On January 27, 2005, DeKalb amended its complaint to add the Golden Harvest companies as defendants. The Golden Harvest Companies joined in the motion to transfer and on May 19, 2005 the court transferred the case to the District of Delaware and on August 18, 2005 the parties agreed to consolidate this case with the Shah case and to add Garst as a defendant. A motion for summary judgement on non-infringement of the Lundquist patents was filed January 11, 2006. A hearing on summary judgement and claim construction is scheduled for March 9, 2006 and consolidated trial with the Shah patent above is scheduled to commence May 30, 2006.

Missouri Roundup Ready Soybean Branding Case   On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its Complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto is seeking a declaratory judgement and permanent injunction prohibiting the use of “Independence” Brand (or any brand other than the NK® Brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. In response to the actions by Monsanto, Syngenta filed a complaint in Minnesota seeking a declaratory judgement that Monsanto cannot revoke permissions granted under the License Agreement and a permanent injunction barring Monsanto from terminating the License Agreement for the breach alleged in its letter relating to the proposed introduction of the “Independence” Brand. Following a hearing, the Minnesota action was stayed pending resolution of the Missouri action. Syngenta subsequently moved the Missouri court for an order dismissing all counts of Monsanto’s complaint, or in the alternative, for declaratory judgement in favor of Syngenta, arguing that the License Agreement is clear and unambiguous as a matter of law and that it does not limit Syngenta to selling seed under a single brand name. Additionally, Monsanto has filed a motion to amend its complaint to add a breach of contract claim; Monsanto contends that by selling identical soybean varieties in both the US and Canada, Syngenta has breached its Roundup Ready Soybean License Agreement in the US. Monsanto’s motion to amend is pending. Syngenta’s motion was heard December 1, 2004 in St. Louis, Missouri and, in a December 8, 2004 Order, the court set another hearing for March 14-15, 2005 so that a technical term of art and/or course of conduct in the industry that the court may not be aware of can be construed. Syngenta’s motion for summary judgement was argued March 14-15. Matter was tried December 20-21, 2005 without closing arguments. Parties were asked to each submit by January 13, 2006, a memo with succinct closing arguments supported by case law and a proposed judgement. On February 8, 2006, the court found that the License Agreement limits Syngenta to a single brand, NK. Syngenta is considering filing an appeal.

In a second action filed August 25, 2005, Syngenta Seeds Inc., is seeking a judgement declaring that Monsanto breached the 1993 Roundup Ready Soybean License Agreement by failing to provide Syngenta with equal access to improved Roundup Ready soybean genes (“RR2Yield”). On October 14, 2005, Monsanto moved to dismiss based upon lack of “ripeness”, but later withdrew its motion. Discovery is pending and trial is currently scheduled for August 2006, although because of the court’s calendar, it is likely that trial will be rescheduled to begin in January 2007.

Delaware Antritrust Case / Monsanto   On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On September 28, 2004, Monsanto filed a motion to dismiss the antitrust case on the ground that the antitrust claims should have been raised as a compulsory counterclaim to Monsanto’s patent infringement lawsuit concerning Monsanto’s plant gene patent No. 4,940,835 also pending in the District of Delaware, or in the alternative, to consolidate the antitrust and patent cases. In an order dated March 24, 2005, the Court denied Monsanto’s motion to dismiss the antitrust case but granted its motion to consolidate. A scheduling conference was held April 13, 2005 at which the Court denied a motion by Monsanto to stay the antitrust case pending resolution of the patent case and set a case schedule with a January 8, 2007 trial date. On July 14, 2005 Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta AG, Syngenta Participations AG, Syngenta Corp., Syngenta Seeds, Inc., Syngenta Biotechnology, Inc., Advanta USA, Inc., Garst Seed Company and Golden Harvest Seeds, Inc., for tortious interference with contract, deceptive trade practices and Lanham Act violations based on the alleged improper passing off of GA21 as Syngenta’s product. Syngenta has filed motions opposing the addition of the Swiss-based entities on jurisdictional grounds and to dismiss all but the tortious interference counter claim. On September 9, 2005, Syngenta filed a second amended complaint adding a claim for misrepresentations and false statements in violation of the Lanham Act. Fact discovery started in May 2005, and is scheduled to be completed by June 2006. As fact discovery has been extended by three months, summary judgement motions will not be permitted without the Court’s prior consent. Pre-trial conference is scheduled for December 14, 2006 and a three week trial to commence January 8, 2007.

GALECRON   Syngenta Crop Protection, Inc. is involved in one lawsuit stemming from the GALECRON class action. GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. There is still 1 opt-out case pending against Syngenta Crop Protection, Inc. alleging various injuries. While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Syngenta’s insurers, subject to applicable deductibles.

Holiday Shores   The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. Syngenta intends to defend the Holiday Shores action vigorously. Atrazine is a long-standing successful product of Syngenta and its predecessors, which has been repeatedly scrutinized for safety over the years by governmental agencies. Following lengthy consideration of challenges to Atrazine as a carcinogen, the United States Environmental Protection Agency (“EPA”) has determined that Atrazine is not a likely human carcinogen. In fact, EPA reclassified Atrazine in 2000 from a “probably human carcinogen” to “not a likely human carcinogen.” The latter classification remains the current EPA classification of Atrazine. Complaint was served on Syngenta August 27, 2004. Syngenta succeeded in having the lawsuit removed from State to federal court but, on Plaintiffs’ Motion, federal court on March 28, 2005 remanded the lawsuit back to the State court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005. The Court’s decision is awaited. The case management hearing has been adjourned until after the Court’s decision on the Motion to Dismiss. Should the case not be dismissed, a class certification hearing is anticipated later in 2006 and a trial in 2007.

McIntosh   Syngenta Crop Protection, Inc. has accepted tender from Novartis Corporation (and originally from Ciba Specialty Chemicals Corporation) , under certain agreements associated with the formations of Syngenta and Novartis which allocate environmental liabilities in the US, of a series of lawsuits (in federal and State courts in Alabama and in State court in New Jersey) and pending claims which allege contamination by DDT and other chemicals associated with historic agrochemical manufacturing activities at the Ciba Specialty Chemicals Corporation site at McIntosh, Alabama. The plaintiffs or claimants variously seek damages for wrongful death, personal injury, decreased property value, and the establishment of medical monitoring programs. Liability under lawsuits and pending claims were tendered by Ciba to Novartis and by Novartis to Syngenta under 1996 and 2000 Environmental Matters Agreements associated with formation of Novartis and Syngenta. Current stage of proceedings in each case involves resolution of threshold issues including class certification; jurisdictional forum; and sufficiency of initial disclosure. Plaintiffs in Fisher have recently attempted to initiate settlement discussions. Ware has been dismissed by the Court in New Jersey but the plaintiffs have appealed and the decision of the Appellate Division is awaited with respect to that appeal. Tender of the defence of three new cases was accepted in the fourth quarter of 2005 and acceptance of tender in a fourth case (Witherspoon) is under review. Damages claimed in the lawsuits have not yet been quantified. Syngenta (together with Ciba and Novartis) responded to the breakdown of the mediation proceedings in relation to the Tensaw/Palamar claim on October 3, 2005 by filing an action for Declaratory Judgement in the United States District Court for the Southern District of Alabama, in an attempt to preclude the claimant from suing in State Court in Alabama.

Agroatar   Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$18 million debt outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. The accumulated interest elements of these claims was estimated in mid 2005 as 45% of the principal amount if damages were awarded in US dollars or 150% if damages were awarded in Argentine pesos. In addition the court may award costs and expenses against the losing party of up to 25% of the damages including interest. The court may convert certain elements of the US dollar claim into Argentine pesos and, if so, would be likely to apply a conversion rate between 1:1 and the current market rate. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001 and both are in the “evidentiary stage”, which is expected to be completed by mid 2006 and will be followed by filing of closing arguments by the parties. Judgement of the court of first instance in both lawsuits is expected in late 2006 or early 2007. Any appeal by the losing party(ies) to the Commercial Court of Appeal would take a further 1 to 2 years.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 24.5 million, a sum corresponding to approximately US$8.5 million currently. There are no decisions in the first level Court.

In the tax assessment of Ciba Geigy Australia Limited (a legal entity today owned by Syngenta) the Australian Tax Authorities (ATO) have made net margin adjustments and increased the legal entity’s tax base for the years 1991 - 1996. Syngenta Crop Protection Pty Ltd (formerly named Ciba Geigy Australia Limited) filed objections against this tax assessment on July 5, 2004 with the Federal Court of Australia. On November 9, 2005, following detailed submissions by counsel for the parties, oral judgement was delivered dismissing the Syngenta notice of motion for particulars and discovery of the exercise of the Commissioner’s discretions under section 136AD and Article 9 of the double tax agreements. Syngenta filed a leave to appeal against this decision and the Federal Court will deal with the appeal on May 9, 2006.

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

The requirement in the future for Syngenta ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Syngenta or other parties, and its costs, pursuant to environment laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Syngenta’s future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. It is often not possible to estimate the amounts expected to be recovered via reimbursement, indemnification or insurance due to the uncertainty inherent in this area.

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

30. Principal currency translation rates

		2005	2004	2003
		US$	US$	US$

Year end rates used for the consolidated balance sheets,
to translate the following currencies into US$, are:
	Swiss franc	1.32	1.13	1.24
	British pound sterling	0.58	0.52	0.56
	Japanese yen	117.41	102.60	106.94
	Euro	0.85	0.73	0.79
	Brazilian real	2.32	2.66	2.90

Average rates of the year used for the consolidated income
and cash flow statements, to translate the following
currencies into US$, are:
	Swiss franc	1.24	1.25	1.35
	British pound sterling	0.55	0.55	0.61
	Japanese yen	109.47	108.06	116.54
	Euro	0.80	0.81	0.89
	Brazilian real	2.44	2.94	3.12

31. Financial instruments

Market Risk

Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates and to market price volatility on inventory purchase contracts and on equities held by defined pension plans. Management actively monitors these exposures. To manage the volatility relating to these exposures, Syngenta enters into derivative financial instruments. Syngenta’s objective is to reduce fluctuations in cash flows and earnings associated with changes in interest rates, foreign currency rates and commodity prices. Syngenta does not enter into any financial transactions unrelated to the operating business.

Foreign Exchange Rates

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. Syngenta has only options, or combinations of options, where a net premium was paid. Unhedged currencies, such as in some emerging markets, are strictly monitored and managed against clearly defined risk limits.

Interest Rates

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. Syngenta may enter into derivative transactions to manage the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities to achieve a desired zero net duration (sensitivity of net income/expense resulting from interest rate movements on all financial assets and liabilities).

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

Fair Value Hedges

The Group maintains a combination of interest rate swaps and cross currency swaps that qualify for hedge accounting as designated fair value hedges relating to bond liabilities. The swap portfolio involves the exchange of fixed for floating rate interest payments and (economically) converts fixed euro denominated debt into floating US dollar denominated debt. The fair value movements of these derivatives are included in the income statement and are largely offset by changes in the fair value of the debt due to interest rate changes and the retranslation of the debt from euro to US dollar. There is an immaterial amount of hedge ineffectiveness on these swaps. Hedge effectiveness for these hedges is measured on a quarterly basis, by comparing the movement in the period of the present value of future coupon bond payments to the movement in the value of the associated swaps.

Cash Flow Hedges

Syngenta maintains cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest and principal payments on bond liabilities. The cross currency swaps economically convert fixed euro denominated debt into US dollar denominated debt. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for these hedges is measured on a quarterly basis, by comparing the movement in the present value of future coupon bond payments, to the movement in the present value of forecast future cash flows of the associated swaps.

In 2005 Syngenta also entered into forward starting swaps for the anticipated future issuance of the US dollar fixed rate private placement. Hedge effectiveness was measured using the hypothetical derivative method whereby the change in value of the hypothetical swap is compared to the change in value of the actual swap.

Syngenta uses forward contracts and net purchased currency options to hedge forecast foreign currency cash flows arising from forecast sales and purchases between Syngenta subsidiaries and related third party transactions. The contracts that qualify for hedge accounting are designated as foreign currency cash flow hedges. Gains and losses on the cash flow hedges are held in the cash flow hedge reserve and are recycled to operating income when the third party transaction occurs in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for net purchased options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value. Effectiveness for the forward contracts is measured quarterly using the forward rate basis. The probability of forecast items occurring is assessed by updating budgets on a quarterly basis and by the application of quarterly back testing methods.

Syngenta uses commodity forwards, futures and purchased options to hedge anticipated and committed future purchases. The contracts that qualify for hedge accounting are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve and are recycled to the income statement when the related purchases are recorded and recognized in the income statement. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for net purchased commodity options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value.

Gains and losses on cash flow hedges are ultimately recorded in the income statement on a consistent basis with the underlying hedged item. Any gains or losses on cash flow hedges arising due to hedge ineffectiveness will be shown in the income statement within financial expense, net. If it becomes apparent that the hedged forecasted transaction is no longer likely to occur, the hedge will be de-designated and the amount held in the cash flow hedge reserve reclassified into earnings.

Hedges of Net Investments in Foreign Operations

The Group designates forward contracts and net purchased currency options as hedges of net investments in foreign operations. Gains and losses are held in the cash flow hedge reserve and will be recycled to the income statement on disposal of the underlying investments. Effectiveness for the forward contracts is measured quarterly using the forward rate basis. Hedge effectiveness for net purchased options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value.

Undesignated Hedges

The Group enters into certain foreign currency, commodity and interest rate transactions that are not designated as hedges for accounting purposes. The foreign currency hedges relate to on balance sheet exposures as part of the group’s committed exposure program. The fair value movements of the hedge and the retranslation of the underlying exposure are recorded in the income statement and largely offset.

In 2005 Syngenta entered into oil options to hedge an indirect exposure to oil prices. The fair value movements of the hedges are recorded in the income statement. There were no similar transactions in 2003 or 2004.

Syngenta also entered into commodity futures and options to hedge indirect exposures to commodity crop prices. These futures and option contracts did not qualify for hedge accounting. The movements in the fair value of the hedges are recorded in the income statement.

In 2005 Syngenta entered into interest rate swaps to hedge its economic exposure to increases in US dollar interest rates prior to the issuance of the 4.125% Eurobond 2015. These interest rate swaps did not qualify for hedge accounting, so the movement in the fair value and realized gain on unwinding the swaps was recorded in the income statement in 2005. There were no similar transactions in 2003 or 2004.

In 2003, Syngenta used purchased options, based on a basket of equity price indices, to limit its economic exposure to changes in the fair value of equities held by the major defined benefit pension plans which it sponsors. These options were not designated as hedges. Gains and losses on these options were recorded in financial expense, net in the income statement. The changes in fair value of the underlying pension fund equities affect the reported pension expense in future years. Pension expense is reported within operating income. There were no similar transactions in 2004 or 2005.

The contract values of financial instruments held at December 31, 2005, 2004 and 2003 were as follows:

(US$ million)	2005	2004	2003

Interest Rate Swaps
Less than one year	185	–	–
One to five years	–	1,491	1,686
More than five years	214	–	–

Cross Currency Swaps
Less than one year	185	–	–
One to five years	–	677	677
More than five years	641	–	–

Foreign Exchange Forward Contracts
Swiss franc	1,308	1,865	1,226
British pound sterling	1,774	1,679	1,254
Other European currencies	295	655	714
US dollar	2,695	1,992	1,383
Others	341	289	312

Total	6,413	6,480	4,889

Maturities on foreign exchange forward contracts range from 5 to 338 days.

Currency Option Contracts
Swiss franc	168	669	449
British pound sterling	79	169	285
US dollar	372	182	220
Others	92	–	–

Total	711	1,020	954

Maturities on currency option contracts range from 3 to 304 days.

Commodity Contracts
US dollar	131	90	43

Total	131	90	43

Maturities on commodity forwards, futures and commodity option contracts range from 26 to 318 days.

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta’s exposures.

The notional amounts and fair values of the above instruments at December 31, 2005, 2004 and 2003 are as follows:

	Notional Amount			Positive Fair Value			Negative Fair Value
(US$ million)	2005	2004	2003	2005	2004	2003	2005	2004	2003

Interest Rate Swaps	399	1,491	1,686	6	46	51	(10)	(24)	(47)

Cross Currency Swaps	826	677	677	73	428	347	(30)	–	–

Foreign Exchange Forward Contracts	6,413	6,480	4,889	75	111	152	(96)	(57)	(79)

Currency Option Contracts	711	1,020	954	7	46	59	(5)	(3)	(18)

Commodity Contracts	131	90	43	6	5	3	–	–	–

Of the above:
Interest Rate Swaps designated as cash
flow hedges	–	1,044	1,686	–	27	34	–	(24)	(31)
Cross currency swaps designated as cash
flow hedges	428	–	–	(20)	–	–	–	–	–
Foreign Exchange Forward Contracts and
Currency Option Contracts designated
as cash flow hedges	1,093	1,422	1,552	11	67	75	(21)	(13)	(36)
Commodity Contracts designated as cash
flow hedges	57	90	43	2	5	3	–	–	–
Foreign Exchange Forward Contracts and
Currency Option Contracts designated
as hedges of net investments in foreign
operations	1,055	–	–	26	–	–	–	–	–

At December 31, 2005 Syngenta has the following hedges in place to manage its exposure to its debt portfolio:

The 5.5% Eurobond 2006 repayable in July 2006 is hedged by a combination of cross currency and interest rates swaps, which convert the Euro fixed interest rate debt into US dollar floating rate debt. These swaps are designated as fair value hedges.

The 4.125% Eurobond 2015 is partly hedged by cross currency swaps which convert the euro denominated fixed rate debt into US dollar fixed rate debt. These swaps are designated as cash flow hedges. The remainder of the bond is hedged by a combination of cross currency and interest rate swaps which convert the euro fixed interest rate debt to US dollar floating rate debt. These swaps are designated as fair value hedges.

Gains and losses on interest rate swaps designated as cash flow hedges are as follows:

(US$ million)	2005	2004	2003

Gains/(losses) recognized in equity	(23)	1	27
Gains/(losses) removed from equity and recognized in net income	(9)	–	–
Gains/(losses) adjusted against carrying amount of non–current financial debts	–	–	–

Interest rate swaps designated as cash flow hedges were unwound during 2005 on partial repurchase of the underlying 5.5% Eurobond 2006 on April 22, 2005. The movement in the fair value of the interest rate swaps was recognized in equity until this date. When the underlying debt was repurchased the interest rate swaps were de-designated and the remaining fair value was removed from equity and recognized in net income. For 2004 and 2003, the forecasted future interest payments designated as the hedged item for the above interest rate swaps were expected to occur and be reported in net income as follows:

(US$ million)	2005	2004	2003

Less than one year	–	4	6
One to five years	–	4	3

Gains and losses on cross currency swaps designated as cash flow hedges are as follows:

(US$ million)	2005	2004	2003

Gains/(losses) recognized in equity	(2)	–	–
Gains/(losses) removed from equity and recognized in net income	(2)	–	–

The forecasted future interest payments designated as the hedged item for the above cross currency swaps are expected to occur and be reported in net income as follows:

(US$ million)	2005	2004	2003

Less than one year	16	–	–
One to five years	65	–	–
More than five years	81	–	–

Gains and losses on foreign exchange forward contracts and options designated as cash flow hedges are as follows:

(US$ million)	2005	2004	2003

Gains/(losses) recognized in equity	(80)	51	45
Gains/(losses) removed from equity and recognized in net income	5	41	39

The forecasted foreign currency transactions designated as the hedged items for the above foreign currency forward contracts and options are expected to occur and to be reported within net income within one year from the balance sheet date.

Gains and losses on commodity contracts designated as cash flow hedges are as follows:

(US$ million)	2005	2004	2003

Gains/(losses) recognized in equity	12	(13)	11
Gains/(losses) removed from equity and recognized in net income	(2)	7	3

The forecasted transactions designated as the hedged items for the above commodity contracts are expected to occur and be reported within net income within one year from the balance sheet date.

Gains and losses on foreign exchange forward contracts and options designated as net investment hedges were as follows:

(US$ million)	2005	2004	2003

Gains/(losses) recognized in equity	46	–	–
Gains/(losses) removed from equity and recognized in net income	–	–	–

There were no gains/(losses) reclassified into earnings as a result of cash flow hedge accounting being discontinued, on the grounds that it had become unlikely that the hedged forecasted transactions would occur.

The following transactions were de-designated as hedges for accounting purposes during the year:

During 2005 the portfolio of derivatives hedging the 4.125% Eurobond 2015 was revised and cross currency swaps with a notional amount of US$214 million were de-designated as cash flow hedges. The revaluation deferred in the cash flow hedge reserve to the point of de-designated is being amortized over the remaining life of the cross currency swaps. An immaterial expense has been charged to financial expense, net.

Syngenta entered into forward starting interest rate swaps in 2005 for a future issuance of fixed rate debt and designated the swaps as cash flow hedges. The movement in the fair value of these interest rate swaps to the point of de-designation is being amortized to the income statement over the first fifteen years of the private placement. An immaterial expense has been reported in financial expense, net.

The following transactions were not designated as hedges for accounting purposes:

The oil options entered into to hedge an indirect exposure to oil prices were not designated as hedges for accounting purposes. In 2005, the gain in the fair value of the options of US$1 million was reported in operating income.

Syngenta also entered into some commodity futures and options to hedge indirect exposures to commodity crop prices. These futures and option contracts did not qualify for hedge accounting. An immaterial expense has been reported in cost of goods sold in 2005.

Interest swaps were entered into in 2005 to hedge Syngenta’s economic exposure to increases in US dollar interest rates prior to the issuance of the 4.125% Eurobond 2015. These interest rate swaps did not qualify for hedge accounting. Income of US$2 million relating to the unwinding of these swaps was reported in financial expense, net.

Available-for-sale financial assets

Unrealized losses of US$3 million on re-measuring available for sale financial assets to fair value were recognized in equity in 2005 (2004: gains US$9 million; 2003: gains US$20 million). US$10 million gain was removed from equity and classified in net income in 2005 (2004: US$nil; 2003: US$nil). In total, a US$19 million loss was reported in net income for 2005 (2004: US$nil; 2003: loss US$3 million). Quoted market prices are used to determine fair value for quoted investments.

Reported gains and losses were as follows:

(US$ million)	2005	2004	2003

Impairment losses reported in profit or loss	(19)	–	(3)
Unrealized holding gains/(losses) reported in shareholders’ equity	(3)	9	20
Unrealized holding gains/(losses) removed from equity and classified in net income	10	–	–

Quoted equity securities are valued at quoted closing prices. Fair value of unquoted equity securities is not material.

Embedded derivatives

Syngenta has procedures which will ensure that existing and new contracts are reviewed for embedded derivatives and their valuation on an ongoing basis. The results of the procedures for embedded derivatives show that Syngenta was not party to any significant contracts that contain embedded derivatives at December 31, 2005, 2004 nor at December 31, 2003.

Off-balance sheet finance

At December 31, 2005, non-recourse factoring amounted to US$6 million (2004: US$7 million; 2003: US$6 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

32. Syngenta’s operations, associates and joint ventures as at December 31, 2005

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 “Accounting Policies” for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Argentina

Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,998,205	Sales/Production

Australia

Syngenta Crop Protection Pty Ltd.	North Ryde	100%	AUD	13,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales/Production

Bangladesh

Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production

Belgium

Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales

Bermuda

Syngenta Investment Ltd.	Hamilton	100%	USD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	USD	120,000	Insurance

Brazil

Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/
					Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	1,309,468,424	Sales/Production/
					Research

Canada

Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000	Sales/Production/
					Research
Syngenta Crop Protection Canada,	Guelph, Ont	100%	CAD	1,700,000
Inc.					Sales/Research

Chile

Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	–	Sales/Production

China

Syngenta (Suzhou) Crop Protection	Kunshan	100%	CNY	203,747,322	Production
Company Limited
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	10,476,201	Sales
Syngenta (China) Investment	Beijing	100%	CNY	293,564,523	Holding/Sales
Company Limited
Syngenta Nantong Crop Protection		100%	CNY	264,900,506	Production
Company Limited	Jiangsu Province
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales

Colombia

Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production

Costa Rica

Syngenta Costa Rica S.A.	San José	100%	CRC	105,000,000	Sales

Czech Republic

Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales/Development

Denmark

Syngenta Seeds A/S	Skaelskor	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Egypt

Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

France

Syngenta France S.A.	Saint Cyr l’Ecole	100%	EUR	74,017,500	Holding
Syngenta Seeds S.A.S.	Saint–Sauveur	100%	EUR	47,600,000	Sales/Production/
					Development
Syngenta Production France S.A.S.	Saint Pierre La	100%	EUR	16,500,000	Production
	Garenne
Syngenta Agro. S.A.S.	Saint Cyr l’Ecole	100%	EUR	22,543,903	Sales/Development
Agrosem S.A.S	Sacy–Le–Petit	80%	EUR	290,000	Sales
C.C. Benoist	Orgerus	100%	EUR	2,222,768	Sales/Production

Germany

Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/
					Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales

Greece

Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production

Guatemala

Syngenta LAN, S.A.	Guatemala City	100%	GTQ	1,941,400	Sales/Research

Hungary

Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales

India

Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/
					Research
Syngenta Crop Protection Private	Mumbai	100%	INR	275,000,000	Sales/Production
Limited

Indonesia

P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production

Ireland

Syngenta Ireland Limited	Dublin	100%	EUR	50,789	Sales

Italy

Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/
					Research
Syngenta Seeds S.p.A.	Milan	100%	EUR	5,772,000	Sales/Production/
					Research
Agra Società del Seme S.r.l.	Massa Lombarda	100%	EUR	3,400,000	Sales

Ivory Coast

Syngenta Côte d’Ivoire S.A.	Abidjan	100%	XOF	5,858,930,000	Sales/Production

Japan

Syngenta Seeds K.K.	Chiba–ken	100%	JPY	10,000,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/
					Research

Liechtenstein

Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

Luxembourg

Syngenta Participations AG & Co.	Luxembourg	100%	USD	100,000	Holding/Finance
SNC
Syngenta Luxembourg Finance (#2)	Luxembourg	100%	USD	12,500	Finance
Sàrl
Syngenta Luxembourg Finance (#2)	Luxembourg	100%	EUR	100,000	Finance
S.c.A.
Syngenta Luxembourg (#1) S.A.	Luxembourg	100%	USD	100,000	Finance

Malaysia

Syngenta Corporation Sdn. Bhd.	Selangor Darul	100%	MYR	10,000,002	Holding
	Ehsan
Syngenta Crop Protection Sdn. Bhd.	Selangor Darul	85%	MYR	6,000,000	Sales
	Ehsan

Mexico

Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,580,000	Sales/Production

Morocco

Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales/Development

Netherlands

Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/
					Production/
					Research
Syngenta Manufacturing B.V.	Roosendaal	100%	EUR	2,260,000	Sales/Production
Syngenta Mogen B.V.	Enkhuizen	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V.	Enkhuizen	100%	EUR	31,583,104	Sales/Production
Syngenta Crop Protection B.V.	Roosendaal	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Enkhuizen	100%	EUR	18,192	Holding
Syngenta Beta B.V.	Enkhuizen	100%	EUR	18,154	Holding
Syngenta Kappa B.V.	Enkhuizen	100%	EUR	20,001	Holding

Pakistan

Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production/
					Development

Panama

Syngenta S.A.	Panama	100%	USD	10,000	Sales

Philippines

Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales

Poland

Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales

Portugal

Syngenta Crop Protection –	Lisbon	100%	EUR	30,000	Sales
Solucões Para A Agricultura,
Lda.

Russian Federation

OOO Syngenta	Moscow	100%	RUR	675,000	Sales

Singapore

Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	1,587,523,595	Sales

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

South Africa

Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/
					Research

South Korea

Syngenta Seeds Co. Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/
					Research
Syngenta Korea Ltd.	Seoul	100%	KRW	54,950,000,000	Sales/Production

Spain

Syngenta Agro S.A.	Madrid	100%	EUR	7,544,828	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/
					Research

Sweden

Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/
					Research

Switzerland

Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/
					Production/
					Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/
					Research
Syngenta Crop Protection	Schweizerhalle	100%	CHF	103,000	Production
Schweizerhalle AG
Syngenta Crop Protection	Münchwilen	100%	CHF	5,010,000	Production/
Münchwilen AG					Research
Syngenta Crop Protection Monthey	Monthey	100%	CHF	70,000,000	Production
SA
CIMO Compagnie Industrielle de	Monthey	50%	CHF	10,000,000	Production
Monthey SA
Syngenta International AG	Basel	100%	CHF	100,000	Management
					Services
Syngenta Participations AG	Basel	100%	CHF	25,000,020	Holding
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding

Taiwan

Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales

Thailand

Syngenta Crop Protection Limited	Bangkok	100%	THB	1,000,000	Sales/Production/
					Research

Turkey

Syngenta Tarim Sanayi ve Ticaret	Izmir	100%	TRL		Sales/Production
A.S.				2,035,000,000,000

Country	Domicile	Percentage Owned by Syngenta		Share Capital Local Currency (1)	Function of Company

United Kingdom

Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/
					Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK	Whittlesford	100%	GBP	500	Sales/Research
Limited
Syngenta Grimsby Limited	Guildford	100%	GBP	16,500,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding/Finance
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Holding/Finance
Syngenta Europe Limited	Guildford	100%	GBP	1	Management
					Services
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/
					Research

USA

Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/
					Research
Syngenta Seeds, Inc	Golden Valley MN	100%	USD	–	Sales/Production/
					Research
Syngenta Biotechnology, Inc.	Research	100%	USD	–	Research
	Triangle Park, NC
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding/Finance
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Holding/Finance
GB Biosciences Corporation	Greensboro, NC	100%	USD	–	Sales/Production
Garst Seed Company	Slater, IA	90%	USD	101	Sales/Research
Golden Seed Company, Inc.	Cordova, IL	90%	USD	1,477	Sales/Production
Garwood Seed Co.	Stonington, IL	90%	USD	56,916	Sales/Production
J.C. Robinson Seeds Inc.	Waterloo, NE	90%	USD	472,900	Sales/Production/
					Research
Sommer Bros. Seeds Co.	Pekin, IL	90%	USD	69,911	Sales
Thorp Seed Co.	Clinton, IL	90%	USD	240,000	Sales
Dulcinea Farms, LLC	Ladera Ranch,CA	100%	USD	–	Sales/Development
Syngenta Animal Nutrition, Inc.	Research	100%	USD	–	Sales/Production/
	Triangle Park, NC.				Research

Ukraine

TOV Syngenta	Kiev	100%	USD	15,000	Sales

Vietnam

Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

(1)	Currency code used is according to ISO 4217.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2005 it had a market capitalization of INR 13,973 million.

33. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta’s consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below. 2003 comparative IFRS amounts and related reconciliations have been adjusted to apply retroactively the change in accounting policy for financial asset impairment described in Note 2.

				2003
(US$ million, except earnings per share amounts)	Notes	2005	2004	(adjusted)

Net income/(loss) reported under IFRS attributable
to Syngenta AG shareholders		622	460	248

US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(7)	62	43
Purchase accounting: other acquisitions	b	(80)	(62)	(67)
Restructuring charges	c	(9)	47	32
Pension provisions (including post-retirement benefits)	d	(15)	43	2
Deferred taxes on share based compensation	e	3	(3)	2
Deferred taxes on unrealized profit in inventory	f	(33)	(61)	36
Impairment losses	g	(7)	(1)	–
Other items	h	28	(17)	(4)
Valuation allowance against deferred tax assets	i	26	(34)	–
Tax on undistributed earnings of subsidiaries	j	1	(27)	–
Deferred tax effect of US GAAP adjustments		27	(55)	(42)

Net income/(loss) reported under US GAAP		556	352	250

Basic earnings/(loss) per share under US GAAP
Continuing operations		5.56	4.14	2.42
Discontinued operations		–	(0.79)	0.04

Total		5.56	3.35	2.46

Diluted earnings/(loss) per share under US GAAP
Continuing operations		5.49	4.10	2.41
Discontinued operations		–	(0.78)	0.04

Total		5.49	3.32	2.45

(US$ million)	Notes	2005	2004	2003

Shareholders’ Equity reported under IFRS		5,403	5,658	5,056

US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(486)	(483)	(494)
Purchase accounting: other acquisitions	b	724	806	868
Restructuring provisions	c	57	76	26
Pension provisions (including post-retirement benefits)	d	18	(176)	(166)
Deferred taxes on stock-based compensation	e	(26)	(13)	4
Deferred taxes on unrealized profit in inventory	f	(118)	(79)	(3)
Impairment losses	g	16	23	23
Other items	h	34	32	32
Valuation allowance against deferred tax assets	i	(4)	(35)	–
Tax on undistributed earnings of subsidiaries	j	(26)	(27)	–
Deferred tax effect of US GAAP adjustments		(175)	(134)	(144)

Shareholders’ Equity reported under US GAAP		5,417	5,648	5,202

(US$ million)	2005	2004	2003

Components of shareholders’ equity in accordance with US GAAP:
Share capital	353	525	667
Additional paid-in capital	5,067	5,223	5,195
Treasury shares, at cost	(473)	(329)	(504)
Retained earnings/(deficit)	507	(282)	(366)
Accumulated other comprehensive income:
–	Currency translation adjustment	(126)	520	202
–	Unrealized holding gains/(losses) on available–for–sale financial
assets	21	34	24
–	Unrealized holding gains/(losses) on derivative financial
instruments designated as cash flow hedges	12	73	66
–	Additional minimum pension liability adjustment	(12)	(229)	(169)
–	Deferred taxes	68	113	87

Total	5,417	5,648	5,202

Changes in shareholders’ equity in accordance with US GAAP are as follows:

(US$ million)	(Adjusted)

January 1, 2003 (US GAAP)	4,536

Net income for the year under US GAAP attributable to Syngenta AG shareholders	250
Issuance of shares under employee share purchase plans	21
Dividends paid to group shareholders	(65)
Unrealized holding gains on available-for-sale financial assets	22
Net gains on derivative financial instruments designated as cash flow hedges	53
Additional minimum pension liability	(75)
Income taxes credited to shareholders’ equity	25
Foreign currency translation adjustment	435

December 31, 2003 (US GAAP)	5,202

Net income for the year under US GAAP attributable to Syngenta AG shareholders	352
Re-issuance of treasury shares under employee share purchase plans	32
Share based compensation	33
Sale of treasury shares in exchange for own equity instruments	4
Repurchase of shares under share repurchase program	(143)
Cash impact of share options related to share repurchase program	9
Dividends paid to group shareholders as par value reduction	(142)
Unrealized holding gains on available-for-sale financial assets	10
Net gains on derivative financial instruments designated as cash flow hedges	7
Additional minimum pension liability	(54)
Income taxes credited to shareholders’ equity	28
Foreign currency translation adjustment	310

December 31, 2004 (US GAAP)	5,648

Net income for the year under US GAAP attributable to Syngenta AG shareholders	556
Re-issuance of shares under employee share purchase plan	68
Share based compensation	37
Repurchase of shares under share repurchase program	(251)
Dividends paid to group shareholders as par value reduction	(207)
Unrealized holding gains on available-for-sale financial assets	(13)
Net gains on derivative financial instruments designated as cash flow hedges	(61)
Additional minimum pension liability	217
Income taxes credited to shareholders’ equity	(45)
Foreign currency translation adjustment	(532)

December 31, 2005 (US GAAP)	5,417

a: Purchase accounting: Zeneca agrochemicals business

The November 13, 2000 merger of Novartis agribusiness and Zeneca agrochemicals business to form Syngenta has been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method under US GAAP rules then in force differed from IFRS, mainly in the following areas:

-	In-Process Research and Development costs of US$365 million were expensed for US GAAP in 2000 but were treated as part of goodwill for IFRS.

-	Exit costs of US$174 million associated with restructuring Zeneca agrochemicals business increased goodwill for US GAAP but were expensed for IFRS because IAS 22 had a shorter time period for recognizing such costs in goodwill than does EITF 95-3.

-	Additional evidence became available before the end of 2001, which changed the estimated values of certain assets and liabilities as of the acquisition date. For IFRS, goodwill was adjusted for these changes in accordance with IAS 22 paragraph 71, whereas for US GAAP, 2001 net income was reduced by US$364 million. As a result US GAAP property, plant and equipment and intangible asset carrying amounts were lower than the IFRS carrying amounts of these assets by US$54 million and US$47 million respectively. US GAAP depreciation and amortization expense for subsequent periods has consequently been lower than the IFRS expense.

Subsequent IFRS and US GAAP accounting has led to further differences:

-	In 2005, goodwill has been adjusted by US$8 million post-tax for a refund of escrow monies.

-	In 2004, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$51 million (2003: US$54 million) reduction in income tax liabilities. There was no corresponding adjustment in 2005. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition - in this case, after December 31, 2001. Under US GAAP (Emerging Issues Task Force consensus 93-7 (EITF 93-7)) and Statement of Financial Accounting Standards (SFAS) 109 - changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

-	With effect from January 1, 2002, Syngenta adopted SFAS No.142 and consequently ceased to amortize goodwill for US GAAP. For IFRS, Zeneca agrochemicals business goodwill of US$694 million was amortized until December 31, 2004.

The purchase price allocation was as follows under US GAAP:

(US$ million)	2005 purchase price allocation	2005 changes	2004 purchase price allocation	2004 changes	2003 purchase price allocation	2003 changes

Intangible assets related to marketed products	1,491	–	1,491	–	1,491	–
Property, plant and equipment	1,200	–	1,200	–	1,200	–
Assembled workforce	142	–	142	–	142	–
Other identifiable intangible assets	149	–	149	–	149	–
In–process R&D	365	–	365	–	365	–
Current assets	2,013	–	2,013	–	2,013	–
Current liabilities	(2,166)	–	(2,166)	–	(2,166)	–
Other net liabilities	(1,492)	4	(1,496)	51	(1,547)	54
Goodwill	55	(12)	67	(51)	118	(54)

Total	1,757	(8)	1,765	–	1,765	–

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

	2005		2004		2003
	Components to reconcile		Components to reconcile		Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity

Property, plant and equipment	3	(17)	22	(20)	6	(42)
Intangible assets – marketed products	2	(39)	2	(41)	2	(42)
Goodwill	(12)	(430)	38	(422)	35	(410)

Total adjustment	(7)	(486)	62	(483)	43	(494)

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2005, 2004 and 2003 related to other acquisitions are as follows:

	2005		2004		2003
	Components to reconcile		Components to reconcile		Components to reconcile
(US$ million)	Net Income	Equity	Net Income	Equity	Net Income	Equity

Ciba–Geigy	(85)	606	(88)	691	(84)	779
Pre–1995 goodwill	–	81	–	81	–	81
Merck goodwill	–	(11)	6	(11)	6	(17)
Other goodwill including Garst & Golden
Harvest	5	48	20	45	11	25

Total	(80)	724	(62)	806	(67)	868

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

The purchase price allocation was as follows under US GAAP:

(US$ million)

Intangible assets related to marketed products	1,787
Property, plant and equipment	1,095
Other identifiable intangible assets	257
In–process R&D	866
Other net assets	1,471

Total	5,476

Pre-1995 Goodwill

Prior to January 1, 1995, Sandoz, Syngenta’s predecessor, wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised) did not require prior period restatement. Accordingly, a US GAAP difference exists with respect to pre-January 1, 1995 goodwill, which was capitalized in accordance with US GAAP. In accordance with SFAS No. 142, this goodwill ceased to be amortized with effect from January 1, 2002.

Merck & Co, Inc.

The May 10, 1997 acquisition of product rights and related net assets from Merck & Co. Inc. by Novartis agribusiness, Syngenta’s predecessor, was accounted for under the purchase method for both IFRS and US GAAP. Under IFRS rules then in force, US$38 million in-process research and development was treated as part of goodwill, whereas under US GAAP it was expensed at the time of acquisition. As a result, IFRS goodwill of US$91 million at the acquisition date exceeded US GAAP goodwill. In accordance with SFAS No. 142, US GAAP goodwill ceased to be amortized as from January 1, 2002. IFRS goodwill continued to be amortized until December 31, 2004.

Garst and Golden Harvest

The acquisitions of Garst and Golden Harvest, which are further described in Note 3, have been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method differs as follows:

-	Syngenta announced before the acquisitions that it intended to restructure the combined NAFTA corn and soy seed businesses once the acquisitions had completed. IFRS 3 requires exit costs related to restructuring acquired businesses to be expensed, whereas US GAAP (EITF 95-3) requires goodwill to be increased by the amount of exit costs if exit plans are finalized within 12 months of acquisition and implemented within a further limited period.Restructuring costs of US$5 million less related deferred tax of US$2 million (2004: Costs of US$9 million less deferred tax of US$4 million) have been expensed for IFRS in 2005 but have been added to goodwill for US GAAP.

-	IAS 38 (revised March 2004) requires in-process research and development to be recognized as an intangible asset and subsequently tested for impairment annually until the development leads to the introduction of a marketed product.US GAAP requires in-process research and development to be expensed if its technological feasibility has not been established and there is no alternative future use for it. In-process research and development of US$4 million capitalized as an intangible asset for IFRS was expensed for US GAAP in 2004.

-	The transaction agreements for Golden Harvest give both Syngenta and the former owners of Golden Harvest options to transfer to Syngenta the remaining 10% shareholding under certain future circumstances. Syngenta’s option has been accounted for as an asset, and the former owners’ option as a liability. For IFRS, both options are measured at fair value at the balance sheet date; the net effect on the consolidated financial statements is not material. For USGAAP, the former owners’ option is measured at fair value at the balance sheet date, whereas Syngenta’s option is carried at its fair value at the acquisition date and is not marked to market.

The final purchase price allocation for these two acquisitions in accordance with US GAAP is as follows:

	Garst			Golden Harvest
	(Final)			(Final)

(US$ million)	Carrying amount	Fair value Adjustments	Fair values	Carrying amount	Fair value Adjustments	Fair values

Cash and cash equivalents	60	–	60	33	–	33
Trade receivables	73	–	73	49	–	49
Other receivables and current assets	15	(4)	11	5	–	5
Inventories	44	18	62	48	5	53
Property, plant & equipment	33	9	42	26	6	32
Intangible assets	–	39	39	–	24	24
In–process research and development	–	3	3	–	1	1
Deferred tax assets	13	3	16	8	3	11
Assets held for resale	195	–	195	–	–	–
Trade accounts payable	(32)	–	(32)	(72)	–	(72)
Financial debts	(72)	–	(72)	(24)	–	(24)
Income taxes payable	(7)	(2)	(9)	(1)	–	(1)
Other current liabilities	(4)	(14)	(18)	(15)	–	(15)
Provisions	–	–	–	(2)	(10)	(12)
Deferred tax liabilities	(7)	(20)	(27)	(6)	(13)	(19)
Other liabilities	–	(11)	(11)	–	–	–

Net assets acquired	311	21	332	49	16	65
Minority interest	(6)	(2)	(8)	(5)	(2)	(7)

Syngenta AG shareholders’ interest	305	19	324	44	14	58

Purchase price paid, including acquisition costs			582			187

Goodwill			258			129

2004 Post–acquisition Profit/(Loss) of acquiree			(29)			(35)

The seeds business is highly seasonal. The Garst and Golden Harvest acquisitions were made at the end of the 2004 selling season. Post-acquisition losses in 2004 resulted from this seasonal effect and are not indicative of full year performance.

Pro forma disclosures for Post-combination Syngenta group:

The following pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

2004

Pro forma net income in accordance with US GAAP (unaudited)	408
Pro forma earnings per share in accordance with US GAAP (unaudited)
Basic:	4.16
Fully diluted:	4.13

The weighted average amortization period of the acquired intangibles is 11 years. Syngenta expects to claim a tax deduction for the goodwill in future periods’ tax returns.

Other goodwill

The adjustment for Other goodwill in 2003 and 2004 mainly represents the amortization expense charged in those years in accordance with IFRS on goodwill arising from the business combinations detailed in Note 3 to the financial statements. In accordance with SFAS 142, this goodwill has not been amortized after January 1, 2002, whereas for IFRS it continued to be amortized until December 31, 2004.

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

For US GAAP, Syngenta has applied SFAS No. 146 to exit and disposal initiatives initiated after December 31, 2002. Certain employees affected by these restructuring initiatives will continue to work beyond the minimum retention period stipulated by SFAS 146. Where this is the case, SFAS 146 requires that employee termination costs are accrued rateably over the remaining service period of the employees. SFAS 146 also requires onerous contract termination costs to be recognized only when legal notice of termination has been given or an agreement to terminate has been made, or, for onerous leases, when the leased premises have been vacated. Consequently, restructuring charges of US$9 million were recognized for US GAAP in 2005 which had been recognized in prior years for IFRS (2004 and 2003: restructuring charges of US$47 million and US$32 million respectively were recognized for IFRS but not recognized for US GAAP until later periods). The US$57 million adjustment in shareholders’ equity at December 31, 2005 represents costs which will be recognized for US GAAP in future periods as the employees complete their remaining service and the criteria for recognizing onerous contract provisions are fulfilled.

The following schedule reconciles restructuring provisions under IFRS to amounts determined under US GAAP:

(US$ million)	2005	2004	2003

Restructuring provisions in accordance with IFRS	203	273	262
Adjustments in restructuring provisions to accord with US GAAP	(57)	(76)	(26)

Restructuring provisions in accordance with US GAAP	146	197	236

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2005	2004	2003

Employee termination costs	(17)	(53)	(21)
Other third party costs	(40)	(23)	(5)

Adjustments to restructuring provisions to accord with US GAAP	(57)	(76)	(26)

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2005	2004	2003

Employee termination costs	95	118	124
Other third party costs	51	79	112

Restructuring provisions in accordance with US GAAP	146	197	236

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2005	2004	2003

Total charges in accordance with IFRS	115	221	175
Adjustments in restructuring charges to accord with US GAAP	4	(56)	(32)

Restructuring charges in accordance with US GAAP	119	165	143

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2005	2004	2003

Restructuring provision recognition	9	(47)	(32)
Garst and Golden Harvest fair value adjustments (Note 33b)	(5)	(9)	–

Adjustments to restructuring charges to accord with US GAAP	4	(56)	(32)

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

For the year ended December 31, 2005, Syngenta recorded a credit to shareholders’ equity of US$217 million (2004: debit of US$54 million; 2003: debit of US$75 million) to record the additional minimum pension liability required by SFAS No. 87. Unlike IAS 19, SFAS No. 87 requires that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. The reductions in discount rates used to measure the ABO, caused by falls in the yields of the corporate bonds used as benchmarks for the discount rate assumption in accordance with SFAS No. 87, have resulted in reported ABO basis deficits for Syngenta’s main pension plans in the UK and the USA at December 31, 2004. In 2005, Syngenta made special contributions totalling US$350 million to the two plans. As a result, both plans are fully funded on an ABO basis at December 31, 2005. The additional minimum pension liability has therefore been reversed. The US$12 million minimum liability at December 31, 2005 relates mainly to unfunded plans in the USA.

The amendment to Syngenta’s Dutch pension plan described in Note 26 was accounted for as a curtailment for IFRS, with a gain of US$10 million recognized in 2005. SFAS 88 defines a curtailment differently from IAS 19. Because the amendment does not eliminate the accrual of benefits for future service for any members of the plan, it is not a curtailment as defined by SFAS 88, where as IAS 19 requires any amendment which reduces benefits for future service to be accounted for as a curtailment. For US GAAP, the amendment is being accounted for in accordance with SFAS 87, and the gain is being amortized on a straight-line basis over the expected average future service of approximately 15 years.

As described in Note 26, past service cost of US$60 million related to the Swiss pension plan rule change was expensed for IFRS in 2004. For US GAAP, in accordance with SFAS No. 87, this cost is being amortized over the expected future service period of that part of the workforce which was affected - approximately 8 years. Amortization expense of US$7 million was recorded for US GAAP in 2005.

Curtailment and settlement gains were recognized in 2005, 2004 and 2003 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2002), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there is no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses recognized for IFRS in net income have not been recognized for US GAAP. Also, under IAS 19 (revised 2002), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains are only recognized to the extent that they exceed cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS have not been recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net income have not been recognized for US GAAP, while certain gains were recognized for US GAAP in 2003 which were recognized for IFRS in previous periods.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits

(US$ million)	2005	2004	2003

Asset/(liability) recognized for IFRS	304	(110)	(17)
Difference in unrecognized past service costs	37	64	5
Additional minimum pension liability for US GAAP	(12)	(229)	(169)
Effect of curtailment recognition timing on reported funded status	(9)	(11)	(6)
Difference in unrecognized actuarial gains and losses	9	10	14

Prepaid asset/(liability) recognized for US GAAP	329	(276)	(173)

Net periodic benefit cost recognized for IFRS	125	221	175
Past service cost vested and recognized in prior years for IFRS	7	(55)	2
IFRS curtailment gain deferred as past service gain for US GAAP	10	–	–
Other curtailment and settlement gains/(losses)	–	11	(3)
Amortization of actuarial amounts	1	3	1

Net periodic benefit cost recognized for US GAAP	143	180	175

Other post–retirement benefits

(US$ million)	2005	2004	2003

Liability recognized for IFRS	(38)	(39)	(70)
Difference in unrecognized amounts	(7)	(9)	(11)

Liability recognized for US GAAP	(45)	(48)	(81)

Net periodic benefit cost recognized for IFRS	10	14	16
Amortization of actuarial amounts	(2)	(2)	(2)

Net periodic benefit cost recognized for US GAAP	8	12	14

e: Stock-based compensation and deferred tax thereon

IFRS 2 requires a deferred tax asset to be recognized for stock compensation as if the market value of Syngenta shares at the period end, less the price payable by the employee, was the tax base for the stock based payment transaction. SFAS No. 123(R) requires the deferred tax asset to be calculated as if the cumulative stock compensation expense recognized was the tax base for the transaction. For the periods presented, this had the following effects on deferred tax amounts in the financial statements:

Income tax expense/(credit) in net income

(US$ million)	2005	2004	2003

In accordance with IFRS
Current income tax	4	(5)	(1)
Deferred income tax	(4)	(8)	(2)
Total income tax in accordance with IFRS	–	(13)	(3)
Adjustments in accordance with US GAAP	(3)	3	(2)

In accordance with US GAAP	(3)	(10)	(5)

(US$ million)	2005	2004	2003

Income tax expense/(benefit) in shareholders’ equity

In accordance with IFRS	(17)	(14)	(1)
Adjustments in accordance with US GAAP	16	14	1

In accordance with US GAAP	(1)	–	–

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

g: Impairment losses:

(1) Goodwill

In accordance with IAS 36, goodwill has been reviewed for impairment at the lowest level of cash-generating unit where cash flows are separately identifiable. This led to impairments of US$23 million being recognized for the year ended December 31, 2002. Since the adoption of SFAS No. 142, under US GAAP, goodwill is required to be tested for impairment at the level of reporting unit. On review of published guidance, Syngenta has determined that the operating segments are the most appropriate interpretation of the definition of a reporting unit. Under SFAS No. 131, Syngenta’s operating segments are the same as its reportable segments.

Hence under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, in 2002 and all subsequent years. As a result in 2002, impairment was recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2005 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Property, Plant and Equipment

In accordance with IAS 36, impairment losses recorded for property, plan and equipment in prior periods are reversed if impairment testing in subsequent periods re-assesses the asset’s recoverable amount as higher than estimated when the original loss was recorded. US GAAP, in accordance with SFAS 144, does not permit the subsequent reversal of impairment losses. Reversals of impairment losses of US$7 million recognized for IFRS in 2005 have not been recognized for US GAAP.

h: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$3 million, US$1 million and US$5 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2005, 2004 and 2003 respectively. This amount is net of amortization expense of US$3 million, US$3 million and US$2 million respectively.

(2) Cash flow hedges

Until December 31, 2004, for IFRS, Syngenta recognized gains and losses on cash flow hedges of inter-company forecast transactions in profit or loss when the hedged transaction occurred. For US GAAP, in accordance with SFAS No. 133 implementation guidance issue H13, Syngenta deferred these gains and losses until the related third party transaction occurred. As disclosed in Note 2 to these financial statements, Syngenta has adopted a revised version of IAS 39 as from January 1, 2005, with the result that gain and loss recognition for IFRS is now also deferred until the third party transaction occurs. This IFRS accounting change has been applied prospectively, so that the IFRS US GAAP net income reconciliation for 2005 contains a reversal of the timing differences reported in 2003 and 2004. US GAAP pre-tax income was higher/(lower) than IFRS by the following amounts in each year:

(US$ million)	2005	2004	2003

	25	(16)	(9)

Gains and losses recognized in US GAAP shareholders’ equity on derivative financial instruments recognized as cash flow hedges were as follows as at December 31, 2005, 2004 and 2003.

(US$ million)	2005	2004	2003

In accordance with IFRS, before income taxes	12	48	57
Additional amounts deferred in shareholders’ equity for US GAAP	–	25	9

In accordance with US GAAP	12	73	66

(i) Valuation allowance against deferred tax assets

IAS 12, “Income Taxes” requires a deferred tax asset to be recognized for unused tax losses and other deductible temporary differences to the extent that it is probable that future taxable profit will be available to allow their utilization. At December 31, 2004 a deferred tax asset was recognized in full for unused tax losses and other temporary differences of US$35 million in France. The majority of the tax losses were incurred in association with three recent restructuring initiatives which have been or are being implemented.

SFAS No. 109, “Accounting for Income Taxes” requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. However, where cumulative recent losses have been incurred, based on the criteria in SFAS No. 109, future projections of income alone, which are by their nature subject to estimation uncertainty, are not generally sufficient to support a position that a valuation allowance is not needed. In assessing the potential need for a valuation allowance for the French deferred tax assets, therefore, Syngenta has not taken account of the future forecast benefits of the restructuring in France. Accordingly, a valuation allowance of US$34 million was recognized for these deferred tax assets at December 31, 2004 for US GAAP.

In 2005, the tax position of this Syngenta entity changed, and it recorded a taxable profit. Consequently, the US GAAP valuation allowance has been reduced to US$4 million, increasing US GAAP net income for 2005 by US$26 million and the currency translation shareholders’ equity component by US$4 million.

(j) Income tax on undistributed earnings of subsidiaries

In accordance with IAS 12, no deferred tax liability is recognized for the irrecoverable withholding tax which would be payable if the retained earnings of subsidiaries were distributed to the parent company, if the parent has determined that no distribution will be made in the foreseeable future. Syngenta has recognized a deferred tax liability in line with its best estimate of future distributions by group subsidiaries. This is shown within “other” deferred tax liabilities in Note 16 above. However, for US GAAP, Accounting Principles board (APB) No. 23 and SFAS No. 109 require full provision to be made assuming all earnings will be distributed, unless there is evidence that the subsidiaries’ reinvestment requirements would prevent distribution of their retained earnings. An additional US$26 million deferred tax liability and a US$1 million reduction in income tax expense have been recognized for US GAAP in 2005 (2004: US$27 million additional deferred tax liability and additional income tax expense) in respect of subsidiaries where distribution of earnings would be possible but no distribution of earnings is currently planned.

Additional US GAAP disclosures

Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for the years ended December 31, 2005, 2004 and 2003.

Numerator:	2005	2004	2003

Net income/(loss) attributable to Syngenta AG shareholders (US$ million)	556	352	250
Denominator:
Weighted–average number of shares– basic	100,017,271	105,208,929	101,682,672
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares	1,023,052	672,031	62,069
Grants of Syngenta AG shares	204,763	134,409	55,158

Weighted–average number of shares–diluted	101,245,086	106,015,369	101,799,899

The following numbers of potential shares outstanding at the years ended December 31, 2005, 2004 and 2003 have not been included in the computation of diluted earnings per share, because the effect would have been antidilutive:

	2005	2004	2003

Grants of options over Syngenta AG shares to employees	429,188	–	–
Grants of Syngenta AG shares to employees	101,250	–	–
Share repurchase options	–	4,500,000	–

The above potential shares may cause dilution of earnings per share in the future.

The weighted-average diluted number of shares is lower than the corresponding IFRS number because, for US GAAP, in accordance with SFAS 123(R), the hypothetical share issuance proceeds that Syngenta would have received if all options outstanding during the period had been exercised, must include the excess tax benefits that Syngenta would have received from claiming related tax deductions based on the average share price during the period. For IFRS, the calculation of the hypothetical share issuance proceeds does not include this tax benefit in accordance with IFRS 2. For this reason, the dilutive effect of these options is lower in the US GAAP calculation.

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$290 million, US$283 million and US$276 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows:

(US$ million)

2006	305
2007	229
2008	223
2009	222
2010	206

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2005, 2004 and 2003 were as follows:

(US$ million)	2005	2004	2003

January 1	794	459	506
Movements due to purchase business combinations	25	327	(48)
Amortization expense	–	–	–
Impairment losses	–	–	(2)
Other movements	(8)	(4)	–
Translation effects	6	12	3

December 31	817	794	459

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2005	2004	2003

January 1	297	339	387
Movements due to purchase business combinations	6	(48)	(48)
Amortization expense	–	–	–
Impairment losses	–	–	(2)
Other movements	52	(4)	2
Translation effects	9	10	–

December 31	364	297	339

Seeds

(US$ million)	2005	2004	2003

January 1	497	120	119
Movements due to purchase business combinations	19	375	–
Amortization expense	–	–	–
Impairment losses	–	–	–
Other movements	(60)	–	(2)
Translation effects	(3)	2	3

December 31	453	497	120

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2005 was US$178 million (2004: US$129 million; 2003: US$121 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2005, 2004 and 2003 were US$202 million; US$217 million, and US$179 million respectively. Advertising and promotion costs are expensed as incurred.

Available-for sale financial assets

Gross proceeds from the sale of available-for-sale financial assets during 2005 were US$nil (2004: US$nil, 2003: US$4 million). There were no disposals during 2005 or 2004 (2003: Gains and losses on disposal were not material).

There were no available-for-sale financial assets with unrealised losses at December 31, 2005.

Syngenta’s share of the unrealized losses on available-for-sale securities held by an associated company is US$3 million on a post-tax basis, according to the most recent valuations available at December 31, 2005 (2004: US$nil, 2003: US$2 million).

Taxes

Income tax expense from continuing operations in accordance with US GAAP consists of the following:

(US$ million)	2005	2004	2003 (adjusted)

Current	(158)	(146)	(177)
Deferred	41	33	37

Total income tax (expense)/benefit from continuing operations	(117)	(113)	(140)

Deferred income taxes in accordance with US GAAP consist of the following:

				2003
(US$ million)		2005	2004	(adjusted)

Assets associated with:
–	inventories	242	169	136
–	accounts receivable	85	75	62
–	property, plant and equipment	11	16	14
–	pension and employee costs	11	107	152
–	other provisions	249	262	240
–	net operating losses	179	212	344
–	financial instruments, including derivatives	41	24	14
–	other	41	194	83

	Total assets	859	1,059	1,045
	Less valuation allowance	(195)	(192)	(312)

Total assets, net		664	867	733

	Liabilities associated with:
–	property, plant and equipment depreciation	172	289	224
–	intangible assets	618	713	742
–	pension and employee costs	35	13	32
–	inventories	55	42	35
–	financial instruments, including derivatives	55	59	85
–	other provisions and accruals	148	213	152

Total liabilities		1,083	1,329	1,270

Net deferred tax asset/(liability)		(419)	(462)	(537)

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta’s effective tax rate.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)		2005	2004	2003

January 1		(192)	(312)	(203)
Net operating losses and deductible temporary differences:
–	arising during the period but not recognized	(40)	(11)	(101)
–	which arose in previous periods and were recognized in the period	13	112	(6)
–	which expired during the period	1	25	1
	Effect of change in tax rate	10	–	–
	Translation effects	13	(6)	(3)

December 31		(195)	(192)	(312)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2005. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdiction where valuation allowances against deferred tax assets have been established is Brazil.

Analysis of tax rate

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2005, 2004 and 2003 are given below.

	2005	2004	2003
	%	%	%

Statutory tax rate	25	25	25
Overseas income taxed at different rates	(6)	2	(19)
Restructuring costs	(2)	(13)	(4)
Effect of disallowed expenditures and income not subject to tax	(1)	5	16
Effect of utilization of previously unrecognized deferred tax assets	(6)	(23)	(18)
Effect of non–recognition of tax losses in current year	4	2	18
Effect of change in tax rates on opening deferred tax balances	–	–	–
Increase in valuation allowance against previously recognized deferred tax assets	9	6	3
Changes in prior year estimates and other items	(6)	17	15

Effective tax rate	17	21	36

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2005, 2004 and 2003 would be allocated as follows:

(US$ million)	2005	2004	2003

Income tax benefit that would be reported in the consolidated statement of net
income	153	150	270
Goodwill	42	42	42

Total	195	192	312

Foreign currency translation

Syngenta has accounted for operations in highly-inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting required under IAS 21 (revised) and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission although it is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

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

(US$ million)	2005	2004	2003

Net income/(loss) under US GAAP	556	352	250
Other comprehensive income:
Unrealized holding gains/(losses) on available–for–sale financial assets	(10)	10	22
Net gains/(losses) on derivative financial instruments designated as cash flow
hedges	(61)	7	53
Foreign currency translation adjustment	(532)	310	435
Additional minimum pension liability adjustment	217	(54)	(75)
Income tax (charged)/credited to other comprehensive income	(45)	28	25

Comprehensive income/(loss) under US GAAP	125	653	710

Total income tax (expense)/benefit for the period was allocated as follows:

(US$ million)	2005	2004	2003

To continuing operations	(117)	(113)	(140)
To discontinued operations	–	1	(1)
To gains and losses included directly in comprehensive income	(45)	28	25

Total income tax (expense)/benefit for the period	(162)	(84)	(116)

The income tax (charged)/credited to other comprehensive income was as follows:

(US$ million)	2005	2004	2003

On unrealized holding gains/losses on available–for–sale financial assets	(1)	(4)	(3)
On unrealized gains/losses on derivative financial instruments designated as
cash flow hedges	17	(3)	(11)
On additional minimum pension liability	(73)	20	22
On items included in foreign currency translation adjustment	12	15	17

Total tax (charge)/credit on comprehensive income/(loss)	(45)	28	25

Income/(losses) before tax from continuing operations consists of

(US$ million)	2005	2004	2003

Switzerland	317	238	193
Foreign	360	303	191

Total	677	541	384

Income tax (expense)/benefit from continuing operations consists of:

			2003
(US$ million)	2005	2004	(adjusted)

Current income tax expense
Switzerland	(50)	(22)	(22)
Foreign	(108)	(124)	(195)

Total	(158)	(146)	(217)

Deferred income tax expense
Switzerland	(29)	76	(5)
Foreign	70	(43)	82

Total	41	33	77

Total income tax expense
Switzerland	(79)	54	(27)
Foreign	(38)	(167)	(113)

Total	(117)	(113)	(140)

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

		Pension		Other post–retirement benefits
(US$ million)	2005	2004	2003	2005	2004	2003

Benefit obligation
Projected benefit obligation January 1	3,903	3,382	2,884	170	176	138
Current service cost	108	126	113	2	2	2
Interest cost	167	176	153	10	10	10
Curtailments and settlements	(12)	29	13	–	–	–
Plan amendments	(10)	25	(2)	(3)	(3)	(1)
Actuarial (gain)/loss	368	230	60	2	(7)	35
Foreign currency translation	(397)	257	299	(1)	2	2
Benefit payments	(158)	(191)	(152)	(10)	(10)	(9)
Acquired in business combinations	(1)	10	–	–	–	–
Disposals of subsidiaries	–	(163)	–	–	–	–
Other movements	(6)	22	14	–	–	–

Projected benefit obligation at
December 31	3,962	3,903	3,382	170	170	177

Accumulated benefit obligation at
December 31	3,573	3,472	2,882

Plan assets at fair value
At January 1	3,212	2,852	2,313	91	50	–
Actual return on plan assets	310	247	294	4	5	–
Curtailments and settlements	(34)	(9)	(24)	–	–	–
Foreign currency translation	(346)	223	249	–	–	–
Employer contributions	520	187	148	10	46	59
Employee contributions	24	25	19	–	–	–
Benefit payments	(158)	(191)	(152)	(10)	(10)	(9)
Acquired in business combinations	–	9	–	–	–	–
Disposals of subsidiaries	–	(170)	–	–	–	–
Other movements	(3)	39	5	–	–	–

Plan assets at fair value at December 31	3,525	3,212	2,852	95	91	50

Funded status	(437)	(691)	(530)	(75)	(79)	(127)
Unrecognized past service cost/(gain)	7	24	5	(15)	(17)	(18)
Unrecognized actuarial (gain)/loss	771	620	520	45	48	64
Additional minimum liability adjustment	(12)	(229)	(168)	–	–	–

Prepaid/(accrued) benefit cost	329	(276)	(173)	(45)	(48)	(81)

Amounts recognized in the balance sheet
Prepaid benefit costs	526	124	159	–	–	–
Accrued benefit liability	(197)	(400)	(332)	(45)	(48)	(81)

Net amount recognized	329	(276)	(173)	(45)	(48)	(81)

Benefit cost
Current service cost	108	126	113	2	2	2
Past service cost/(gain)	15	12	2	(5)	(3)	(3)
Interest cost	167	176	153	10	10	10
Expected return on plan assets	(161)	(172)	(145)	(6)	(3)	–
Employee contributions	(24)	(25)	(19)	–	–	–
Amortization of actuarial (gain)/loss	20	17	28	7	6	5
Curtailments and settlements	18	46	43	–	–	–

Net periodic benefit cost	143	180	175	8	12	14

Principal actuarial assumptions are given in Note 26.

All significant plans were measured as of December 31 in each year presented.

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2005	2004	2003

Projected benefit obligation as at December 31	159	2,495	2,131
Accumulated benefit obligation as at December 31	146	2,242	1,901
Fair value of plan assets as at December 31	20	1,927	1,638

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2005	2004	2003

Funded plans:
Projected benefit obligation as at December 31	3,782	3,586	3,047
Fair value of plan assets as at December 31	3,483	3,049	2,655
Unfunded plans:
Projected benefit obligation as at December 31	150	154	143

An analysis of defined benefit pension plan assets by type of asset at December 31, 2005, with weighted average target asset allocation ranges, is as follows:

	2005		2004		2005
	Market Value		Market Value		Target Allocation %

Asset Category	US$m	Percentage	US$m	Percentage	Min	Max
Total Equity Securities	1,001	29	1,038	32	25	45
Debt Securities	1,740	49	1,589	50	35	60
Real Estate	156	4	136	4	0	10
Other	628	18	449	14	10	25

Total Assets	3,525	100	3,212	100

Target allocation ranges are likely to be revised in 2006 as the December 2005 special employer contributions totalling US$350 million are invested by the UK and US pension funds.

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
  currency, inflation and interest rate risk is minimized through the use of derivatives; and
  political risk is reduced by diversification of assets across many countries.

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

Syngenta’s best estimate of employer contributions to be paid to defined benefit plans in 2006 is US$190 million, including US$40 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2006.

Variable Interest Entity (VIE)

As disclosed in Note 15 to the financial statements, Syngenta has a 36% equity interest in the North American Nutrition and Agribusiness Fund, LLP (“NANAF”), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta’s potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation (FIN) No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the USA and Canada. Syngenta’s involvement with NANAF began in 1999. Syngenta’s 36% interest is valued at US$10 million as disclosed in Note 15. This represents Syngenta’s proportionate share of the fair value of the total investments in the fund. Syngenta’s maximum exposure to potential loss is this amount, together with potential future investment of US$6 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$6 million is included in the US$27 million “Other commitments” disclosed in Note 29.

34. Effect of new accounting pronouncements

International Financial Reporting Standards

The effect of new and revised standards adopted by Syngenta in these consolidated financial statements, is set out in Note 2 above. The effect of new and revised standards issued, but not yet adopted by Syngenta, is as follows:

Amendment to IAS 19, “Actuarial Gains and Losses, Group Plans and Disclosures”, was issued in December 2004. It will be effective for Syngenta as from January 1, 2006. The amendment allows actuarial gains and losses for defined benefit post employment benefits to be recognized immediately in retained earnings. Syngenta’s existing policy, the 10% corridor method of deferred recognition, continues to be permitted. Syngenta is considering whether to adopt the method of recognizing actuarial gains and losses immediately in retained earnings with effect from January 1, 2006. If Syngenta decides to make this change, this will be accounted for as a voluntary change in accounting policy and applied retrospectively in accordance with IAS 8. The retrospective effect of this policy change on the IFRS figures presented in these financial statements would be as follows:

(US$ million)	2005	2004	2003

Income Statement
Increase in operating income and pre–tax income due to elimination of gain/loss
amortization from pension and post employment benefit expense	28	24	38
Balance sheet
(Decrease) in pension asset within non–financial assets	(497)	(33)	(126)
(Increase) in provisions for defined benefit pensions and post–retirement benefits	(320)	(636)	(465)
(Decrease) in retained earnings, excluding tax effect	(817)	(669)	(591)

Syngenta has not yet determined the income tax accounting effect of this possible accounting policy change.

The amendment also introduces revised guidance for applying defined benefit accounting to multi-employer plans and requires additional disclosures. Syngenta does not expect those requirements to have a material effect on the financial statements. Many of the additional disclosures are already given by Syngenta in Notes 26 and 33 to these consolidated financial statements.

-	IFRIC 4, “Determining whether an Arrangement contains a lease”, was issued in December 2004, and requires contracts for the supply of goods or services which depend upon the use of a specific asset to be treated in certain circumstances as containing a lease of that asset in addition to a supply contract. IFRIC 4 will be mandatory for Syngenta with effect from January 1, 2006. Adoption of IFRIC 4 will have no effect on the periods presented in these financial statements. However, three recently signed contracts which are expected to become operational in 2006 will be accounted for as leases as well as supply contracts in accordance with IFRIC 4. Property, plant and equipment and financial debt will increase by US$4 million as a result. It is possible that further similar contracts will be signed which would increase the overall effect of adopting IFRIC 4.

-	IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation funds”, was issued in December 2004, and requires a contributor to a fund to recognize a liability for decommissioning costs and to recognize separately an asset for its interest in the fund. IFRIC 5 will be mandatory for Syngenta with effect from January 1, 2006. Syngenta estimates that adoption of IFRIC 5 will not have a material effect on its consolidated financial statements.

-	IFRS 7”, Financial Instruments: Disclosures” was published in August 2005 and requires disclosures about financial instruments additional to those presented in these financial statements, IFRS 7 is not mandatory until January 1, 2007 for Syngenta. However, Syngenta currently intends to adopt IFRS 7 in 2006.

-	IFRIC 8, “Scope of IFRS 2”, was issued in January 2006, and requires share based payment expense to be recorded when equity instruments are granted at less than fair value in situations where the goods or services received in exchange for the grant cannot be specifically identified. IFRIC 8 will be mandatory for Syngenta with effect from January 1, 2007. None of Syngenta’s share based payment grants made to date are transactions of the type to which IFRIC 8 refers.

US GAAP

The effect of new any new and revised accounting pronouncements is as follows:

SFAS No. 123(R), “Share-Based Payment”, was issued in December 2004, and aligns US GAAP accounting for share-based payment more closely with IFRS 2 principally by requiring the use of the fair value based method. Syngenta has adopted SFAS No. 123(R) in these financial statements as from January 1, 2005 using the modified-retrospective transition method. Under this method, financial statements for prior periods are adjusted to include the proforma disclosures that were previously required by SFAS No. 123. In 2004, Syngenta voluntarily adopted SFAS No. 123 using the full retroactive restatement transition method, as permitted by SFAS No. 148, and adjusted 2004 and prior years’ comparative figures to include the SFAS 123 proforma disclosure amounts as stock compensation expense. No further adjustments to 2004 and prior years’ share based payment expense are required to implement SFAS No. 123(R) using the modified-retrospective transition method. Upon the adoption of FAS 123(R), Syngenta adopted the policy of acceleration of vesting for non-substantive service conditions occurring due to retirement provisions and employment terms. For awards granted prior to the adoption of statement FAS 123(R), Syngenta is continuing to recognize compensation cost over the explicit vesting period. Since January 1, 2004, Syngenta has applied the IFRS 2 requirement to estimate the number of options and shares expected to vest. This is also the method required by FAS 123(R). If the requirement of FAS 123(R) had been adopted in earlier years, the recognized compensation cost would not have been materially impacted.

SFAS No. 151, “Inventory Costs”, was issued in November 2004, and requires fixed production overhead absorption in inventory to be based on normal production capacity, with abnormal costs expensed. Syngenta has adopted SFAS No 151 in these financial statements as from January 1, 2005. Adoption has no effect on the financial statements because this was already Syngenta’s accounting policy.

SFAS No 153, “Exchanges of Non monetary Assets”, was issued in December 2004, and amends APB No. 29 to require non-monetary exchanges of similar productive assets to be measured at fair value, with certain exceptions. Syngenta has adopted SFAS No. 153 early, in these financial statements, as from January 1, 2005. Adoption had no effect on the financial statements because no such transactions have occurred.

SFAS No 154, “Accounting Changes and Error Corrections”, was issued in May 2005, and requires error corrections and voluntary changes of accounting policy to be accounted for by retrospective adjustment to previously published figures for the periods affected. Adoption of new US GAAP accounting standards, and pronouncements is also required to be accounted for in this way if the pronouncement in question does not specify a transition method. SFAS No. 154 will be mandatory for Syngenta with effect from January 1, 2006.

FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, was issued in October 2005, and provided additional guidance on determining grant date for share based payment awards to employees. Implementation of FSP FAS 123(R)-2 has caused no changes to Syngenta’s method of determining grant date.

FSP FAS 115-1 & 124-1, “The Meaning of Other than Temporary Impairment and Its Application to Certain Investments” was issued in November 2005, and provides guidance on recognizing and measuring impairment loses on available-for-sale financial assets. This FSP will be mandatory for Syngenta with effect from January 1, 2006. Its effect on the financial statements will depend on whether further impairments of assets held by Syngenta arise in future periods. Impairment losses were recorded in

2005 and prior periods for certain assets as disclosed in Note 2 above. In the opinion of Syngenta, the impairment losses recognized in these financial statements would not have been recognized differently had the guidance in the FSP been applied during the periods presented.

SEC Staff Accounting bulletin (SAB) No. 107, was issued in March 2005, and provides additional guidance to SEC registrants on valuation of share-based payment arrangements. Except for certain additional disclosures given in Note 27 above, application of SAB 107 required no changes to these financial statements or to Syngenta’s share based payment accounting methods.

FIN No. 47 “Accounting for Conditional Asset Retirement Obligations”, was issued in March 2005, and requires conditional asset retirement obligations, such as a requirement to remove hazardous material from an asset when it is disposed or abandoned at a future date, to be recognized as part of the asset’s cost and as a liability in the period in which the liability was incurred. Syngenta has adopted FIN No. 47 in these financial statements, from January 1, 2005. The carrying amount of Property, plant and equipment and asset retirement liabilities were not affected by initial implementation of FIN No. 47, but could be affected in future periods if asset retirement obligations are incurred.

EITF 01-9, “Accounting for Consideration given by a Vendor to a Customer”, was modified in June 2005, and requires sales to be reduced by cash consideration payable to a customer as a result of a single exchange transaction, regardless of when the customer receives the cash. Syngenta already accounted for customer discounts in this way. Adoption of the modified EITF 01-9 consensus therefore had no effect on these financial statements.

EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, was ratified in November 2004. Syngenta has adopted EITF 03-13 as from January 1, 2005. Adoption had no effect on the financial statements, because EITF 03-13 is applied prospectively and no operations were discontinued in 2005.

EITF 04-1, “Accounting for Pre-Existing Relationships between the Parties to a Business Combination” was ratified in October 2004, and required settlements of pre-existing relationships as a result of a business combination to be accounted for separately to the combination itself. Syngenta has adopted EITF 04-1 in these financial statements, as from January 1, 2005 applying it to the increase in its interest in Dulcinea Farm LLC, which included the settlement of relationships with the former minority shareholder which have been excluded from the goodwill amount recognized.

EITF 04-5, “Determining Whether a General Partner Controls a Limited Partnership” was ratified in June 2005, and requires the general partner of a limited partnership to consolidate the partnership unless the limited partners have certain rights. Syngenta has adopted EITF 04-5 early in these financial statements, as from January 1, 2005. Adoption had no effect on the accounting applied by Syngenta for any limited partnership or similar entity in which Syngenta holds a partnership interest.

EITF 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Inception or Acquired in a Business Combination”, was ratified in June 2005, and requires leasehold improvements acquired in a business combination to be amortized over the shorter of the asset’s “useful life” and the remaining required and reasonably assured lease terms at the acquisition date. Syngenta has adopted EITF 05-6 early in these financial statements, as from January 1, 2005. Adoption had no material effect on the financial statements.

FASB Staff Position (FSP) FAS 13-3, “Accounting for Rental Costs Incurred during a Construction Period” was issued in October 2005, and prohibits the capitalization of operating lease expense for land and buildings as part of the cost of assets constructed on or in the leased land and buildings. FSP FAS 13-1 is mandatory for Syngenta with effect from January 1, 2006. Syngenta estimates that adoption of FSP FAS 13-1 will not have a material effect on its financial statements.

35. Subsequent events

Unaudited

On February 22, 2006, the Company granted to shareholders one free put option per share with an initial intrinsic value of CHF 1.50. With 30 put options each shareholder has the right to sell one Syngenta registered share to the Company on May 29, 2006 at a strike price of CHF 234. Each put option has a maturity of three months from grant and will be tradeable on the SWX Swiss exchange between February 23 and May 22, 2006. The exercise of all options will result in the Company being committed to repurchase approximately 3.3 million shares in 2006.

On February 23, 2006, the Company announced an agreement to acquire from DuPont an exclusive worldwide license to develop DuPont's new insecticide RYNAXPYRTM in mixtures with its own insect control products. At the same time, the Company agreed to sell to DuPont worldwide rights to Syngenta's strobilurin fungicide picoxystrobin, sold as ACANTO®. These transactions are subject to certain national regulatory approvals.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 8, 2006.