Form 20-F
period 2006-12-31
SYNGENTA AG
filed 2007-03-07
CIK 1123661

As filed with the Securities and Exchange Commission on March 7, 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15152

SYNGENTA AG
(Exact name of Registrant as specified in its charter)

SWITZERLAND
(Jurisdiction of incorporation or organization)
Schwarzwaldallee 215, 4058 Basel, Switzerland
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one-fifth of a common share of Syngenta AG, nominal value CHF 2.30	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
104,043,560 Common shares, nominal value CHF 2.30 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐  Yes        ☒  No

Introduction

NATURE OF OPERATIONS

Syngenta AG (“Syngenta”, the “Company”, “we” or “us”) is a world-leading agribusiness that is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality. In addition, Syngenta is a leader in “Professional Products”, through the development of products for markets such as Seed Care, Lawn and Garden, Professional Pest Management, Vector Control and Public Health. Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

The Transactions were completed on November 13, 2000 (the “Transaction Date”). In this annual report, for periods prior to November 13, 2000, we refer to the businesses contributed to Syngenta by Novartis as the “Novartis agribusiness” and we refer to the businesses contributed to Syngenta by AstraZeneca as the “Zeneca agrochemicals business”.

FORWARD-LOOKING STATEMENTS

The statements contained in this annual report that are not historical facts, including, without limitation, statements regarding management’s expectations, targets or intentions, including for sales, earnings and earnings per share, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are based on the current expectations and estimates of Syngenta’s management. Investors are cautioned that such forward-looking statements involve risks and uncertainties, and that actual results may differ materially.

We identify the forward-looking statements in this annual report by using the words “will” or “would”, or “anticipates”, “believes”, “expects”, “intends” or similar expressions, or the negative of these expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry, especially during downturns in the agricultural economy;

•	the risk that we will not be able to obtain or maintain the necessary regulatory approvals for our business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that our crop protection business may be adversely affected by increased use of products derived from biotechnology;

•	the risks associated with climatic variations;

•	the risk that customers will be unable to pay their debts to us due to local economic conditions;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

ii

•	other risks and uncertainties that are difficult to predict.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 34 to the consolidated financial statements.

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta. Investors should read the whole document and not rely on the summarized information. The information includes the results of operations and the net assets of Golden Harvest from July 31, 2004, Garst from September 1, 2004, Emergent Genetics Vegetable A/S (EGV) from June 1, 2006 and Conrad Fafard, Inc. from August 1, 2006. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements.

SELECTED FINANCIAL DATA

		Year ended December 31,
(US$ million except where stated)	2006	2005 (reclassified)	2004 (reclassified)	2003 (reclassified)	2002 (reclassified)
Amounts in accordance with IFRS(1)
Income statement data
Sales	8,046	8,104	7,269	6,525	6,163
Cost of goods sold	(3,982)	(3,950)	(3,532)	(3,248)	(3,088)
Gross profit	4,064	4,154	3,737	3,277	3,075
Operating expenses	(3,235)	(3,294)	(3,196)	(2,759)	(2,918)
Operating income	829	860	541	518	157
Income/(loss) before taxes	798	766	466	379	(68)
Income/(loss) from continuing operations	637	626	536	246	(112)
Net income/(loss) attributable to Syngenta AG shareholders	634	622	460	248	(109)
Number of shares - basic	98,165,298	100,017,271	105,208,929	101,682,672	101,541,119
- diluted	99,876,180	101,464,222	106,015,369	101,799,899	101,586,435
Basic earnings/(loss) per share
From continuing operations	6.46	6.22	5.16	2.39	(1.14)
From discontinued operations	-	-	(0.79)	0.05	0.07
Total	6.46	6.22	4.37	2.44	(1.07)
Diluted earnings/(loss) per share
From continuing operations	6.35	6.13	5.12	2.38	(1.14)
From discontinued operations	-	-	(0.78)	0.05	0.07
Total	6.35	6.13	4.34	2.43	(1.07)
Cash dividends declared - CHF per share	-	-	-	0.85	0.80
- US$ per share equivalent	-	-	-	0.64	0.48
Par value reduction - CHF per share	3.30	2.70	1.70	-	-
- US$ per share equivalent	2.68	2.10	1.35	-	-
Cash flow data from continuing operations
Cash flow from operating activities	928	497	1,309	791	769
Cash flow used for investing activities	(411)	(144)	(686)	(232)	(254)
Cash flow used for financing activities	(541)	(74)	(679)	(630)	(602)
Capital expenditure on tangible fixed assets	(217)	(174)	(166)	(211)	(157)
Balance sheet data
Current assets less current liabilities	2,578	1,747	2,185	1,816	1,139
Total assets	11,852	11,404	11,786	10,740	10,243
Total non-current liabilities	(3,190)	(2,508)	(2,884)	(2,705)	(2,655)
Total liabilities	(6,158)	(5,973)	(6,108)	(5,617)	(5,813)
Share capital	142	353	525	667	667
Total shareholders’ equity	5,666	5,403	5,658	5,056	4,350
Other supplementary income data
Diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment(2)	8.73	7.67	7.19	3.34	2.17
Amounts in accordance with US GAAP
Sales (unaudited)	8,044	8,104	7,269	6,525	6,163
Net income/(loss) from continuing operations	507	560	429	247	(201)
Net income/(loss) attributable to Syngenta AG shareholders	504	556	352	250	(198)
Total assets (unaudited)	11,427	11,527	12,070	11,183	10,737
Total non-current liabilities (unaudited)	(3,266)	(2,640)	(3,184)	(2,926)	(2,960)
Total equity	5,046	5,417	5,648	5,202	4,536
Basic earnings/(loss) per share(3)
From continuing operations	5.13	5.56	4.14	2.42	(2.01)
From discontinued operations	-	-	(0.79)	0.04	0.06
Diluted earnings/(loss) per share(3)
From continuing operations	5.07	5.49	4.10	2.41	(2.01)
From discontinued operations	-	-	(0.78)	0.04	0.06

(1)
Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS), together with a reconciliation of net income and equity to US Generally Accepted Accounting Principles (US GAAP).

The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2,

respectively, to the consolidated financial statements. For a discussion of the significant differences between IFRS and US GAAP, see Note 34 to the consolidated financial statements.

Balance sheet data for 2005, 2004, 2003 and 2002 has been reclassified to reflect the netting of deferred tax assets and deferred tax liabilities, which have been netted against each other within the same taxable entity. Previously, they were netted only where they related to the same balance sheet item. This adjustment has reduced the amounts of deferred tax assets and deferred tax liabilities disclosed in the consolidated balance sheet, and total assets and total liabilities, by US$204 million, US$222 million, US$228 million, and US$283 million as at December 31, 2005, 2004, 2003 and 2002 respectively.

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

Restructuring and impairment charges for 2006, 2005 and 2004 are analyzed in Note 7 to the consolidated financial statements. Restructuring and impairment for 2003 and 2002 represents the costs of integrating the separate Novartis agribusiness and Zeneca agrochemicals business legacy organizations and the closure of certain manufacturing and research and development sites and refocusing of other continuing sites. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A at the end of Item 5.

(3)
The number of shares used to calculate US GAAP basic earnings per share is the same as that used under IFRS. The number of shares used to calculate US GAAP diluted earnings per share is adjusted from that used under IFRS due to accounting for hypothetical share issuance proceeds, namely the excess tax benefit, and in 2006, also due to the different accounting treatment of the shareholder put option grant, which made that option antidilutive for US GAAP. This adjustment is explained in Note 34 of the consolidated financial statements.

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

Syngenta Faces Increasing Competition in Its Industry, Especially During Downturns in the Agricultural Economy

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend can be partly offset by the withdrawal of some products because they are not re-registered or are subject to voluntary range reduction programmes to reduce the range of products offered. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

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

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business. This may not be offset, in whole or in part, by the opportunities presented to our seeds and plant science businesses, which are more actively pursuing products and traits developed through biotechnology. Crop protection accounted for 78% of sales in 2006, whereas seeds accounted for 22% of sales. The area of Syngenta’s crop protection business which is most affected by genetically modified seeds is that of selective herbicides for use on oilseed crops, corn and cotton.

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

Currency Fluctuations May Have a Harmful Impact on Syngenta’s Financial Results or May Increase Its Liabilities

Syngenta reports its results in US dollars; however a substantial portion of our sales and product costs are denominated in currencies other than the US dollar. Fluctuations in the values of these currencies, especially in the US dollar against the Swiss franc, British pound and Euro, can have a material impact on our financial results.

Syngenta Maintains a Single Supplier for Some Raw Materials, Which May Affect Its Ability to Obtain Sufficient Amounts of Those Materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products where there is no viable alternative source or where there is sufficient commercial benefit and security of supply can be assured. Such single supplier arrangements account for approximately 20% of our purchases of active ingredients, intermediates and raw materials, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier.

Syngenta Conducts Business in Most Countries of the World, Including in Certain Territories that Have Been Identified by the US Government as State Sponsors of Terrorism

Syngenta conducts business in most countries of the world, and thus it has minor operations in high risk territories, including Cuba, Iran, Syria and the Sudan, some of which have been identified by the US government as state sponsors of terrorism. Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply. However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several US states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments. Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

Syngenta’s Share Price May Be Volatile and Subject to Sudden and Significant Drops

The trading price of Syngenta shares and ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in Syngenta’s financial performance, regulatory and business conditions in its industry, general economic trends and other factors, some of which are unrelated to the operating performance of Syngenta.

If You Hold Syngenta ADSs It May Be More Difficult for You to Exercise Your Rights

The rights of holders of Syngenta ADSs are governed by the deposit agreement between Syngenta and The Bank of New York. These rights are different to those of holders of Syngenta shares in several respects, including the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attendance at shareholders’ meetings. As a result, it may be more difficult for you to exercise those rights.

ITEM 4 — INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG was formed on November 12, 1999 under the laws of Switzerland and became a publicly listed company on November 13, 2000. Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is 41-61-323-1111. Syngenta’s registered agent for service of process in the United States is CT Corporation System. CT Corporation System’s address is 111 Eighth Avenue, New York, New York 10011, United States.

Syngenta was created by Novartis AG and AstraZeneca PLC in November 2000 through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering.

As at December 31, 2006, the company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN and the New York Stock Exchange under the symbol SYT. Syngenta de-listed its shares from the London Stock Exchange and the Stockholm Stock Exchange as of December 30, 2003 due to the low level of trading on these exchanges. The shares were listed on these two stock exchanges at the time of Syngenta’s floatation to reflect the shareholder base of the two legacy companies.

Prior to the creation of Syngenta, Novartis agribusiness was a leading supplier of crop protection products and seeds. Novartis agribusiness operated in more than 120 countries worldwide and employed approximately 15,500 permanent employees at the time of the merger. Novartis agribusiness had US$4,678 million in sales in 1999, making it the world’s second largest agribusiness company. Its parent company, Novartis AG, was created by the merger of Sandoz AG (“Sandoz”) and Ciba-Geigy AG (“Ciba-Geigy”) in December 1996. Through this merger, Sandoz’s and Ciba-Geigy’s seed and crop protection businesses, which had existed since the 1930’s, became Novartis agribusiness. Novartis agribusiness subsequently enlarged its portfolio and geographic reach through acquisitions.

Zeneca agrochemicals business was one of the world’s leading suppliers of crop protection products in terms of sales prior to the merger. Its sales in 1999 totaled US$2,657 million. Zeneca agrochemicals business operated in more than 120 countries worldwide and employed approximately 8,300 people at December 31, 1999. Zeneca agrochemicals business was demerged from ICI PLC in 1993, together with the pharmaceuticals and specialty chemicals businesses. ICI had originally entered the agrochemicals market in the 1930’s.

Investments and Divestments

Investments

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (“EGV”). On August 1, 2006, Conrad Fafard Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries in exchange for cash paid to or for the account of Fafard’s former shareholders and settlement of certain liabilities of Fafard. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders Pty Ltd (LRPB) that it did not already own. The cost of these acquisitions, net of cash acquired, amounted to US$146 million.

In March 2006, Syngenta acquired from DuPont an exclusive worldwide licence to develop DuPont’s new insecticide RynaxypyrTM in mixtures with its own insect control products. At the same time, Syngenta sold to DuPont worldwide rights to Syngenta’s strobilurin fungicide pycoxystrobin, sold as ACANTO®.

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

In 2004, Syngenta made a number of investments to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the US based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest® “family” of companies for US$154 million net of cash in the acquired companies, the acquisition of 90% of the North American corn, soybean and wheat business of Advanta BV for US$327 million net of cash in the acquired companies, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. Syngenta also purchased the remaining 67% of the outstanding shares of Dia-Engei, a Japanese flower seed company.

Divestments

On February 2, 2007, Syngenta signed an agreement to dispose of the part of the Rosental site in Basel that is seen as in excess of Syngenta’s medium term needs. Proceeds from this transaction are expected to be approximately US$139 million (subject to completion).

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

There were no major business or product divestments in 2005 or 2006 other than the ACANTO® transaction noted above.

Syngenta’s Strategy

Syngenta’s goal is to create value for its shareholders by being the leading provider of innovative products and solutions to growers and the food and feed chain.

There are five main objectives underlying this strategy:

Outperform markets

Syngenta continues to build leadership positions in the markets in which it operates, capitalizing on its broad range of strong, profitable products and global marketing reach.

A key element of Syngenta’s strategy is to ensure its employees have a full understanding of the diverse needs and expectations of its customers, which vary by region and crop. Growers need products that will help them meet increasing demands for more affordable, healthier and higher quality foods and feeds. Syngenta responds with value-adding solutions tailored to local customer needs. Syngenta aims to gain market share through continuous innovation accompanied by outstanding customer support.

Grow new products

A key component of Syngenta’s success in driving share gain is an ability to innovate and grow new products.

Syngenta aims to discover and bring to market new products with improved efficacy and safety profiles which contribute to the development of sustainable agriculture.

In the past decade there has been a paradigm shift in methodology for the generation of leads for new chemical products. The integration of genomics to identify targets and establish modes of action, together with fast high-throughput automated screens to detect leads, has provided a powerful engine for lead discovery and optimization. Techniques such as toxicogenomics and environmental profiling are minimizing the attrition rate in the development process.

Syngenta focuses on improved ways to direct its research towards areas of health and environmental safety. An example of the success delivered by the process is CALLISTO®, which showed a favorable environmental profile and became the leading selective herbicide for corn in the United States within three years.

Life cycle management

Syngenta aims to harness the full potential of its established products and technologies, including the extension of their life cycles through research and development activities.

Syngenta believes that it possesses one of the broadest ranges of chemical crop protection products and technologies in the industry. Syngenta plans to refresh and improve this range through the use of individual compounds and innovative mixtures. The company employs some of the best scientists in chemistry, physiology, bioperformance enhancement and formulation to achieve this objective. Attractive opportunities exist for combinations of products to provide tailored crop solutions for the specific requirements of growers. Syngenta believes that the integration of chemical and gene-based solutions offers a particularly attractive opportunity for the future.

Invest in Seeds

Syngenta continues to build strong germplasm in target seeds segments which will both improve its seed offer from traditional breeding and provide a delivery vehicle for new technologies.

Advances in biotechnology have revolutionized processes and delivered crop improvements. For example, marker-assisted breeding is a powerful tool for trait selection for new varieties and also for significantly accelerating the breeding process. Integration of genomics tools, biochemical analysis and consumer mapping will be a crucial step in meeting the ever increasing demands for quality and nutrition, especially in our vegetable crops.

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

Syngenta’s assembly of an industry-leading elite corn germplasm base, resulting from its ongoing research efforts and targeted acquisitions, has enabled the launch of a foundation seed business which is fuelling growth in Syngenta’s share of the corn germplasm and trait markets.

Create new businesses

Innovations based upon biochemical processes can enjoy broad utility outside the scope of a conventional agribusiness. Syngenta is active in furthering new businesses and business models to adapt to fast changing market dynamics. This includes the on-going expansion of professional products, encompassing a strong Seed Care business as well as an expanding presence in the Lawn & Garden and Home Care markets.

Investment in technology and development capabilities is a critical enabler of Syngenta’s future growth. Syngenta believes that investments in these areas will continue to add value to the crop protection and seeds businesses in the form of new products and will also lead to new business opportunities.

Drive performance

In 2004 Syngenta announced an Operational Efficiency cost saving program. The program covers the relocation of production to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing, further consolidation of research and development sites and the outsourcing of some administrative processes. The total cash cost of the program was forecast to be around US$500 million over the five years beginning in 2004 and non-cash charges, principally writing-down the value of fixed assets at that time, to be around US$350 million over the same period. Cash spent under the program up to the end of 2006 totals US$227 million. Cost savings under the program have been partly offset by the impact of higher oil prices, which is estimated to be in excess of US$200 million since the beginning of 2004. This program is expected to be completed one year ahead of schedule in 2007, with cash costs in line with the initial estimate of US$500 million and non cash charges of US$320 million.

A further operational efficiency restructuring program was approved by the Syngenta Board on February 7, 2007, to drive cost savings which will be partly used to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds and Professional Products. Savings are targeted in both cost of goods sold and other operating expenses. The cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011.

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds, cereals and sugar beet; and vegetable and flower seeds. Through its Plant Science research, Syngenta is applying biotechnology to areas including improving growers’ yield and food quality. Syngenta aims to be the partner of choice for grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s Business

Syngenta’s business is divided into three segments: crop protection, seeds and plant science. These segments are described in greater detail below.

Crop Protection

Products

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and field crops; and professional products, such as seed treatments, products for public health and products for turf and ornamentals. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact and (ii) selective herbicides, which are crop-specific and control weeds without harming the crop. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture, together with seed treatments where insecticides and fungicides protect growth during the early stages. Since the addition of Fafard, Professional Products now includes a broad range of premium growing media mixes for professional flower growers.

Syngenta has a broad product range, making Syngenta number one or two in all of its target segments, underpinned by strong worldwide market coverage. Syngenta focuses on all major crops, in particular corn, cereals, soybean, fruits and vegetables, and applies its technologies to other crops, such as oilseeds, sugar beets, rice and cotton, and to turf and ornamentals.

The following table sets out 2006, 2005 and 2004 crop protection sales:

Syngenta Sales
Products	2006 (US$ million)	(%)	2005 (US$ million)	(%)	2004 (US$ million)	(%)
Selective herbicides	1,813	29	1,889	30	1,867	31
Non-selective herbicides	725	11	688	11	645	11
Fungicides	1,716	27	1,779	28	1,702	28
Insecticides	1,093	17	1,100	17	1,049	17
Professional products	958	15	807	13	720	12
Others	73	1	67	1	59	1
Total	6,378	100	6,330	100	6,042	100

The tables below show Syngenta’s principal products: (1) currently in late stage development; (2) recently launched; and (3) key marketed. Products in development are those we are currently planning to bring to market. Recently launched products are those that we have introduced in the past five years.

Products in Late Stage Development
Active Substance	Crop Use	Status
Herbicide
449	Corn and sugar cane	In development
Fungicide
mandipropamid (REVUSTM - 446)	Fruits and vegetables	Launch Phase (2007)
520	Cereals	In development
524	Seed treatment	In development

Insecticide
RynaxypyrTM mixtures	Multicrop	In development

Recently Launched Products (last 5 years)
Active Substance	Selected Brand Names(1)	Crop Use	Targets
Selective Herbicides
Pyriftalid	APIRO®	Rice	Annual grasses in transplanted rice
Mesotrione(2)	CALLISTO®/LUMAX®/ LEXAR®/CAMIX®	Corn	Broad-leaved weeds / full spectrum
Trifloxysulfuron	ENVOKE®, KRISMAT®, MONUMENT®	Cotton, sugarcane, turf	Post-emergence selective herbicide against broad-leaved weeds, sedges and grasses
Pinoxaden	AXIAL®	Cereals	Premium wheat and barley post-emergent grass herbicide

Insecticides
Thiamethoxam	ACTARA®/CRUISER®	Broad range of crops including seed treatment	Foliar sucking pests and soil dwelling insects

(1)	Products may have different brand names depending on the market in which they are sold.
(2)
In connection with the divestiture of its acetochlor business, Syngenta has granted to Dow AgroSciences LLC the right to formulate, market and sell in North America a mixture product of mesotrione and acetochlor.

Key Marketed Products
Active Substance	Selected Brand Names(1)	Crop Use	Targets
Selective Herbicides
Atrazine	AATREX®/GESAPRIM®(2)	Corn, sorghum, sugarcane	Annual grasses and some broad-leaved weeds
Clodinafop	TOPIK®/HORIZON®/ CELIO®/ DISCOVER®	Wheat, rye, triticale	Annual grasses
Dicamba	BANVEL®	Cereals, corn, turf, sugarcane	Annual and perennial broad-leaved weeds
Dimethachlor	COLZOR TRIO®	Oilseed rape	Broad spectrum
Fluazifop-P-Butyl	FUSILADE®	Soybeans, cotton, oilseed rape, fruit and vegetables	Grass weeds
Fomesafen	FLEX®/REFLEX®	Soybeans	Broad-leaved weeds
Molinate	ORDRAM®(3)	Rice	Annual grasses
Nicosulfuron	MILAGRO®(4)	Corn	Grass weeds
Pretilachlor	RIFIT®/SOFIT®	Rice	Grasses, sedges and some broadleaved weeds
S-metolachlor	DUAL MAGNUM®/DUAL GOLD®/BICEP MAGNUM®	Corn, soybeans, peanuts, sugar beet, sunflowers	Annual grasses and some broad-leaved weeds
Tralkoxydim	ACHIEVE®/GRASP®	Wheat, barley	Grass weeds

Key Marketed Products
Active Substance	Selected Brand Names(1)	Crop Use	Targets
Triasulfuron	LOGRAN®/AMBER®	Cereals, transplanted rice	Annual broad-leaved weeds and some grasses

Non-Selective Herbicides
Diamonium Glyphosate	TOUCHDOWN®/ZAPP®/ OURAGAN®	Cotton, all field crops, fruits and vegetables	Broad spectrum weed control
Diquat	REGLONE®	Wheat, sunflower, oilseed rape, potatoes	Broad spectrum weed control; desiccation
Paraquat	GRAMOXONE®	Cereals, rice, soybeans, corn, fruit and vegetables	Broad spectrum weed control
Fungicides
Azoxystrobin	AMISTAR®/QUADRIS®/ AMISTAR OPTI®/ HERITAGE®/ABOUND®	Wheat, barley, fruit and vegetables, rice, turf	Broad spectrum disease control
Chlorothalonil	BRAVO®/DACONIL®	Fruit and vegetables, wheat, turf	Broad spectrum disease control
Cyproconazole	ALTO®(5)	Cereals, coffee, peanuts, rice, soybean	Powdery mildew, rust, leaf spots
Cyprodinil	UNIX®/STEREO®(6) /SWITCH® CHORUS®	Pome fruits, stone fruits, cereals, grapes, vegetables	Scab, powdery mildew, eyespot, rynchosporium, Botrytis
Difenoconazole	SCORE®/DIVIDEND®	Vegetables, rice, field crops, plantation crops and seed treatment	Broad spectrum disease control
Fluazinam(7)	SHIRLAN®	Potatoes	Potato late blight, flower bulb and onion diseases
Fludioxonil	CELEST®/MAXIM®/ GEOXE®/MEDALLION®	Seed treatment, grapes, turf, vegetables	Bunt, snow mold seedling blights, scurf, Botrytis, dollar spot
MEFENOXAM™(9)	RIDOMIL GOLD®/FOLIO GOLD™/APRON®XL/ SUBDUE®	Broad range, including potatoes, grapes, vegetables, seed treatment and turf and ornamentals	Late blight, downy mildew and damping off diseases
Propiconazole	TILT®(8)/BANNER®	Cereals, bananas, rice and turf	Broad spectrum disease control
Trinexapac-ethyl	MODDUS®/PRIMO®	Sugarcane, cereals, turf	Increases sugar content, antilodging, reduces grass growth

Insecticides
Abamectin	VERTIMEC®/AGRIMEC®/ AGRIMEK®	Citrus fruits, vegetables, pome fruits, ornamentals	Mites, leafminers and some caterpillars
Emamectin Benzoate	PROCLAIM®/AFFIRM®	Vegetables, cotton	Caterpillars

Lambda-cyhalothrin	KARATE®/ICON®	Cotton, corn, fruit and vegetables, soybeans, public health	Broad spectrum insect control
Lufenuron	MATCH®	Corn, potatoes, citrus, vegetables, cotton	Caterpillars, leafminers, western flower thrips

Pymetrozine	CHESS®/PLENUM®	Vegetables, fruits, potatoes	Aphids, white flies and leaf hoppers
Profenofos	CURACRON®	Cotton, potatoes, soybeans and vegetables	Caterpillars, sucking insects, mites
Tefluthrin	FORCE®	Corn	Corn rootworm
Thiamethoxam	ACTARA®/CRUISER®	Broad range of crops including seed treatment	Foliar sucking pests and soil dwelling insects

(1)	Products may have different brand names depending on the market in which they are sold.

(2)
Pursuant to the commitments given to the European Commission, Syngenta has agreed to stop commercializing atrazine directly (including the trade mark GESAPRIM®) in France. In the US, the EPA granted atrazine a favorable registration decision. However, atrazine and its sister herbicides simazine were not granted re-registration in the European Union.

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

(5)
Pursuant to commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the EEA to Bayer, under Bayer’s own trade name. Since 2005, Syngenta has been allowed to recommence sales of cyproconazole directly, under the ALTO® (or other) name.

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

Selective Herbicides

Syngenta has a broad range of selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops with a special emphasis on corn and cereals.

Product In Development

•	449, A new broad-spectrum selective herbicide for use in corn and sugar cane which complements our existing product range

Recently Launched Products

•	APIRO® was successfully launched in South Korea (2002) and Japan (2003). This family of products contains pyriftalid in combination with proprietary pretilachlor and other rice herbicides.

•
CALLISTO® was successfully launched in the United States, Germany, France, Italy, Spain, Austria, Holland and other countries (2001-2002). It has received registration in the United States under the reduced risk scheme reflecting its favorable environmental and toxicological profile and was recognized as the most successful product launch in the market the year it was introduced by the American Agricultural Marketing Association. This is a post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn.

•
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

•
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

•
AXIAL® was successfully launched in a number of countries (2006). It is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. Employing our new active ingredient pinoxaden, it offers the grower efficacy, selectivity and flexibility.

Key Marketed Products

•	AATREX® and GESAPRIM® act mainly against annual grasses and broad-leaved weeds. Although the active substance, atrazine, was introduced in 1957, and has been off patent for a number of years, it

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

•
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

•	MILAGRO® is distributed on behalf of Isihara Sangyo Kaisha Ltd. and used post-emergence in corn against grass weeds. It completes the spectrum of our newly launched CALLISTO®.

•
TOPIK®, HORIZON®, CELIO® and DISCOVER® are grass herbicides. They provide the broadest spectrum of annual grass control currently available for wheat. To further increase crop safety in cereals the active substance clodinafop is mixed with the safener cloquintocet, which selectively enhances the degradation of clodinafop in wheat but not in the grass weeds.

•
BANVEL® is a herbicide that controls broad-leaved weeds in corn and small grain cereals and that is used also in turf and ornamentals, pastures and non-crop land. Dicamba has an excellent toxicological and environmental profile. Rights to sell the active substance dicamba in the United States and Canada were sold to BASF in 1996 pursuant to an FTC decision. Syngenta continued to sell products containing the active substance dicamba and established products outside the United States and Canada. As of 2007 Syngenta will also resume the distribution of dicamba in NAFTA, in the form of both straight products as well as mixtures combining dicamba with other active substances.

•
LOGRAN® or AMBER® is a post-emergence herbicide for use in small grain cereals that also can be used in transplanted rice. It controls major annual broad-leaved weeds and some grasses. Triasulfuron is absorbed by leaves and roots. It is rapidly transported within the plant and acts by inhibiting biosynthesis of essential amino acids, hence stopping cell division and plant growth.

•
FUSILADE® is one of the leading products for post-emergence control of grass weed. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and sugar beet and oilseed rape in Europe. The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control.

•	FLEX® is a post-emergence selective herbicide for control of broad-leaved weeds in soybeans and drybeans, complementary to FUSILADE®.

•	ACHIEVE® is a post-emergence selective herbicide which controls grass weeds in wheat and barley.

•	RIFIT® is a pre-emergence grass killer for use in transplanted rice. In its safened form, under the trademark SOFIT®, it can also be used on wet sown rice.

•	COLZOR TRIO® is a broad-spectrum herbicide for use in oilseed rape.

Non-Selective Herbicides

Key Marketed Products

•
GRAMOXONE® is our principal brand name for paraquat, a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. GRAMOXONE® is registered in over 120 countries around the world. In 2003, Paraquat was included in Annex I allowing for continued registration of Paraquat products in EU countries, while re-registration in Malaysia was granted, albeit with a limited use label, in 2006. In 2005, Syngenta registered a new formulation, GRAMOXONE® INTEON™, where the new herbicide also contains new features to further improve user safety and handling.

•
TOUCHDOWN®, a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ® technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is now registered in over 90 countries, including for use on herbicide tolerant soybeans in the United States. New and improved formulations of Touchdown have been registered in the US including Touchdown IQ®, Touchdown® CF and Touchdown Total™.

•	REGLONE®, a non-selective contact herbicide is mainly used as a desiccant to allow easier harvesting and reduce drying costs.

Fungicides

Product In Development

•
REVUSTM, (446) is a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements our existing product range. REVUSTM is already registered in Australia and South Korea. Further registrations in other markets are expected in time for the 2007 season.

•	520, a new broad-spectrum cereal fungicide which complements the existing range and provides additional resistance management opportunities.

Key Marketed Products

•
AMISTAR®, a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling fungicide. It is registered for use in over 60 countries and for over 60 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture with ALTO® branded as PRIORI XTRA™. In the USA, it is successfully being used to control Asian rust in soybeans in a mixture with TILT®, branded as QUILT®.

•
BRAVO®, acquired in 1998, is a world-leading fungicide in terms of sales. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products. AMISTAR OPTI® was successfully launched in the UK in the 2004 season to combat Septoria resistance. Registration for BRAVO® was received in Germany in 2004.

•
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

•
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

•
UNIX® is based on cyprodinil and is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit (such as apples and pears) or on grapes and vegetables, respectively.

•
ALTO® contains the systemic fungicide cyproconazole with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Since 2005, Syngenta has been permitted to re-commence sales of cyproconazole directly, under the ALTO® (or other) brand name.

•
MODDUS® is based on trinexapac-ethyl, a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugarcane it is a yield enhancer and harvest management tool.

•	SHIRLAN® is a fungicide for control of potato blight.

Insecticides

Product in Development

•
Syngenta is actively involved in development projects in bisamide chemistry. Following completion of the acquisition from DuPont of exclusive rights to RYNAXYPYR™ in mixtures with Syngenta insect control products, announced on February 23, 2006, these projects were integrated with the RYNAXYPYR™ program. Initital launches of RYNAXYPYR™ mixtures are targeted for 2008.

Recently Launched Products

•
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

Key Marketed Products

•
KARATE®, the world’s leading agricultural pyrethroid brand, is one of our largest selling insecticides. A novel product branded KARATE® with ZEON® technology was launched in the United States in 1998 offering performance benefits and enhanced user and environmental safety.

•
PROCLAIM® or AFFIRM® provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in many other countries.

•
VERTIMEC® or AGRIMEC®/AGRIMEK® contains abamectin, which is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

•
CURACRON® offers good control of caterpillars. It is a broad-spectrum product, and because of its good penetration, sucking insects like mites and thrips are also well controlled. The main field of application is in cotton, but it is also used in vegetables, soybeans and potatoes.

•	MATCH® is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

•
FORCE® is the market leader in the corn soil insecticide sector. As the only stand-alone granular pyrethroid launched in this sector, it offers growers both highly effective control of a wide range of pests and an alternative to the older products available in this sector.

Professional Products

Through professional products, Syngenta expands the use of its crop protection products into additional areas, such as Seed Care, Lawn & Garden and Home Care.

Product In Development

•	524, a new fungicide seed treatment which complements our existing product range

Recently Launched Products

•	AVICTA®, a new seed treatment for the control of nematodes in cotton, was launched in the USA in January 2006.

Key Marketed Products

Seed Care

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

•
DIVIDEND® is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level effect. It is safe for the seed and the seedling and provides for a faster germination than other products in the market.

•
APRON® XL is a MEFENOXAM™(1) based product used for the control of seed and soil-borne diseases caused by fungi such as Pythium, Phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

•
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

•
CRUISER® is a seed treatment brand for the insecticide thiamethoxam. It has systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, thrips, jassids, wireworms, flea beetles and leafminers.

Lawn and Garden

We offer a range of specialized products for use in turf (golf courses and sports fields), ornamentals (cut flowers, bedding plants and nurseries), vegetation management (roads, railroads and rights-of-way) and for home and garden use. The following are our major products:

•	BARRICADE® is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

(1)	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

•	PRIMO MAXX® is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

•	AVID® is a leading acaricide in ornamentals against mites.

•	HERITAGE® provides broad-spectrum disease control in turf. The major outlet is golf courses.

•	DACONIL® is used on turf in the United States, often on golf courses, where it complements HERITAGE®.

•	FAFARD® is a premium brand in the USA growing media market specializing in custom mixes for producers of ornamental plants.

Home Care

We offer a range of products for use in controlling mold and insect pests.

•
ICON® is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches. It was the first pyrethroid to be approved for malaria control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

•	ACTELLIC® a versatile vector management product, and strong resistance management tool, approved for use as a lavacide, a residual surface spray and space spray.

•
OPTIGARD® is a new range of products for professional pest managers for the control of general insect pests such as cockroaches and ants. The range includes highly effective bait products that will be launched in selected countries from 2007 onwards.

•
DEMAND® is the flagship capsule suspension formulation (Demand CS with iCap Technology) for long residual control of a wide range of general insect pests which has recently been expanded to include a new granular formulation - Demand G with Active Release Technology. Demand G is approved to control 28 pests as a perimeter treatment or in lawn or landscape situations.

•	IMPASSE® is a recognised US termite range. DEMON® is an optimised formulation containing cypermethrin that provides a lasting soil treatment to prevent termites attacking homes and other structures.

Principal Markets

The following table sets out sales for the years ended December 31, 2006, 2005 and 2004 of our crop protection products by region:

Syngenta Sales
Products	2006 (US$ million)	(%)	2005 (US$ million)	(%)	2004 (US$ million)	(%)
Europe, Africa & Middle East	2,242	35	2,283	36	2,256	37
NAFTA	2,119	34	2,081	33	1,873	31
Latin America	1,036	16	1,027	16	1,020	17
Asia Pacific	981	15	939	15	893	15
Total	6,378	100	6,330	100	6,042	100

Syngenta sells its products in over 120 countries and has a strong presence in all regions.

Production

The manufacture of crop protection products can be divided into three phases:

•	manufacture of the active substance

•	formulation of products from these active substances into a form which optimizes the efficacy and safety of the product in the field

•	packaging of the products to closely align them with local customer needs

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

Significant cost savings have been realized in global manufacturing and supply following the merger of the Novartis agribusiness and the Zeneca agrochemicals business due to optimizing production capacity and closing redundant facilities. From 48 sites at the time of the merger in 2001, Syngenta now operates on 30 sites and as a result of closures, announced in 2004/2005, will operate 27 sites in 2008.

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

Research and Development

Syngenta has major crop protection research centers in Basel/Stein, Switzerland; Jealott’s Hill, United Kingdom; and Goa, India. The total spent on research and development in crop protection was US$490 million in 2006, US$509 million in 2005 and US$499 million in 2004.

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

We have developed a rigorous screening and development process in order to mitigate risks relating to the use of our products. All active substances and products must meet both our internal standards and regulatory requirements.

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

See Note 30 to Syngenta’s consolidated financial statements for a further discussion of environmental matters.

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

Competitive Environment

The leading companies in the crop protection industry are mainly dedicated agribusinesses or large chemical companies based in Western Europe and North America. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for more than 75% of the worldwide market. Syngenta’s key competitors include BASF, Bayer, Dow, DuPont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

Seeds

Products

We develop, produce and market seeds and plants that have been developed using advanced genetics and related technologies. We sell our products in all major markets.

Our seed portfolio is one of the broadest in the industry, offering over 100 product lines and 5000 varieties of our own proprietary genetics. We have a leading market share in vegetables, flowers, corn, cereals, sugar beet and oilseeds combined based on sales. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. We divide our products into field crops such as corn, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. In 2006, we launched over 500 varieties. Syngenta undertook several initiatives to integrate and capitalize on investments made in 2004 to strengthen its Seeds Field Crops business in the North American corn and soybean markets. These investments included corn germplasm, breeding materials and inbreds from the US based company CHS Research LLC, acquisition of a 90% stake in the Golden Harvest®“family” of companies, acquisition of 90% of the North American corn and soybean business of Advanta BV, which trades as Garst®, and purchase of glyphosate tolerance technology for corn (GA21) from Bayer CropScience. In addition to increasing Syngenta’s range of high-quality germplasm, these transactions enabled Syngenta to offer a complete range of biotechnology input traits in both corn and soya. In the vegetables segment, Syngenta acquired Emergent Genetics Vegetable A/S (Brands: Daehnfeldt™, Ohlsens Enke™ and Hurst™) in June 2006. This acquisition further strengthens the germplasm pool in particular on cucumber and spinach and supports our leadership role in vegetable seeds. Below are tables showing examples of products in development and recently launched products. Products in development are those that we are planning to bring to market. Recently launched products are those that we have introduced in the past two years. These lists are not comprehensive, but provide an indication of the large number of products in our range.

Products in Development
Crop Species	Targets
Field Crops
Corn	High yield, stress tolerance and improved agronomic characteristics
Combined glyphosate tolerance, European corn borer, corn rootworm and broad lepidopteron control
High ethanol yield
Late maturity hybrids for heat stress areas. Early maturity hybrids with good feed value and adapted to biogas production
Soybean	High yield, herbicide tolerance, cyst nematode resistance, root rot, aphid resistance and disease resistance
High oil and high protein
Sunflowers	High yield, drought tolerance, unsaturated fatty acids (high oleic)
Broomrape resistance, disease resistance, herbicide tolerance
Winter Oilseed Rape	High yield hybrids with improved disease resistance, high oleic content
Wheat	Fusarium tolerance
High yield, improved and novel quality
“White” Wholemeal flour
New disease resistance and drought tolerance
Barley	High brewing yield
Next generation malting barley with improved enzyme characteristics
Sugar beet	Broad spectrum disease and virus resistance, new products for ethanol
Rice	High nutrition rice

Vegetables and Flowers
Tomatoes, lettuce, melons and peppers	Virus and fungal disease resistance
Dulcinea® Sunnygold® Golden Honeydew	Fruit quality
Callibrachoa, Petunia and Verbena	Fungal disease resistance
Viola and Pansies	Short day, winter performance

Recently Launched Products
Product	Crop Use	Targets	Market
Field Crops
NK® brand NX2855	Corn Hybrid	High yielding 91 day corn for the northern corn belt which carries resistance to the corn borer insect and Liberty herbicide.	United States
Garst® brand EX 68329CB/LL	Corn Hybrid	High yielding 107 day corn for the central corn belt with excellent stalk strength and which carries resistance to the corn borer insect and Liberty herbicide.	United States
Golden Harvest® brand NG469CB/LL	Corn Hybrid	High yielding 112 day corn for the south-central corn belt with the excellent stalk strength and which carries resistance to the corn borer and Liberty herbicide.	United States
NK® Ravello, NK® Magitop, NK® Bull	Corn Hybrid	Silage in North of Europe, biogas production	Europe
NK® Arma, NK® Factor, NK® Atria	Corn Hybrid	South Europe, grain and silage	Europe
NK® brand S21-N6	Soybean variety	Product with phenomenal top end yield performance coupled with good stress tolerance and standability to maintain top yield in stress conditions. Product also has race 1k Phytophora Resistance.	United States
NK® brand S27-L4	Soybean variety	High yielding product. Good disease protection package to maintain top yield.	United States
Bronx	Hybrid Barley	High yield Six-row, impressive disease resistance with good straw length, early maturity	United Kingdom
Inedit, Preference	Winter Wheat	High bread making quality and disease resistance	France
Emerald	Winter Wheat	High bread making quality, strong disease resistance - top yielding second wheat	France
Fannin	Winter Wheat	Good end-use quality with excellent leaf health and yield potential, resistant to Soil Borne Mosaic Virus	Southern Plains, United States
Tam 111	Winter Wheat	Excellent yield potential with good drought tolerance, stripe rust resistant	Southern Plains, United States
Neosho	Winter Wheat	Excellent yield with excellent mill and bake qualities, excellent straw strength	Southern and Central Plains, United States
Palladin	Winter Wheat	Quality end-use Hard Red Winter	Pacific North West, United States
OPTA	Sugar beet	High sugar content variety	United Kingdom
Ruveta	Sugar beet	High sugar content, Rhizomania tolerance, Cercospora resistance	Germany, France, Belgium
Bethanol®	Sugar beet	High ethanol production	Germany, France
Protecta	Sugar beet	High sugar content and Rhizoctonia resistance	Slovakia, Hungary, Czech Republic
Energ’HillTM	Sugar beet	Germination enhancing technology	Worldwide
NK® Countri	Sunflower	High yield	France, Eastern Europe
NK® Ferti	Sunflower	High yield	France, Spain, Eastern Europe
NK® Oleko	Sunflower	High yield	Spain
NK® Meldini	Sunflower	IMI-herbicide tolerance	Eastern Europe

Recently Launched Products
Product	Crop Use	Targets	Market
Field Crops
NK® Armoni	Sunflower	IMI-herbicide tolerance	France, Eastern Europe
NK® Nemax	Oilseed rape	High yield	Germany
NK® Grace	Oilseed rape	High yield	United Kingdom
NK® Petrol	Oilseed rape	High yield	Germany, United Kingdom
Vegetables and Flowers
Rosso Bruno™	Tomato	Sweet tasting tomato with a dark colored skin	United States
Toscanella™	Tomato	Small sweet tomato	Switzerland, Australia, Netherlands
Gwanipa®	Melon	Refreshing, sweet tasting melon	Europe
Solinda™	Watermelon	Full flavour, super-sweet, juicy fruit	Europe, Brazil
Fidelity ™ series	Geranium cuttings	Consistent early large flowered quality	United States, Europe
Plush™ series	Petunia	Early blooming trailing type from Seeds	United States, Europe
Endurio ™ series	Viola	Unique creeping winterflowered small flowered Viola	United States, Europe

Products in Development

We seek to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers. We work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. We are also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and net protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In Vegetable Seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding knowledge of taste, flavor and nutrition. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

The following describes some of the development work currently in progress:

•
Syngenta filed for registration of new Sugar Beet Roundup Ready® 1 varieties in all US sugar beet growing areas with the intention of launching the varieties for commercial use in 2008. This will assist beet producing farmers in reducing costs.

•
Syngenta is working with two partners in the United Kingdom in a pilot project to turn oilseed rape into electricity, using an NK® brand oilseed rape hybrid and Syngenta Crop Protection products. This is the first such commercial project in Europe.

•	Our US Wheat program has generated innovative White Wheat varieties, for example Platte, which allow flour to be produced with higher fiber and nutritional content for the baking industry.

1 Roundup Ready is a registered trademark of Monsanto Technology LLC

Recently Launched Products

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

•
Dulcinea Farms LLC, (100% owned subsidiary) aims at growing, distributing and promoting an assortment of premium branded fresh produce. In 2006, sales volumes grew by 30% further strengthening the brand Dulcinea Farms™ and Pureheart® within the fresh produce category of major retailers in the United States. A recently launched product is Rosso Bruno™ (sweet tasting tomato with a dark colored skin) which further strengthens the product portfolio. We continue with test marketing of new consumer-attractive products in the United States, Europe and other parts of the world.

•
2006 saw the introduction of Agrisure™ GT - Syngenta’s proprietary glyphosate tolerance corn trait stacked with European corn borer protection, and the formation of GreenLeaf Genetics™ 50:50 joint venture with Pioneer Hybrids, Inc. to jointly out license traits and germ-plasm to build on our existing out licensing business.

•
2006 saw the launching of a number of corn varieties covering the specific requirements of Eastern Europe climatic conditions: ie NK® Thermo and late maturity hybrids adapted to heat stress conditions (NK® Atria). In addition, we were the first seed company to introduce Cruiser-treated seed in a number of EU markets.

Key Marketed Products

Field Crops

•
Corn. We offer NK®, Garst® and Golden Harvest®, brand corn hybrids via established distribution channels covering a full range of maturities. In addition, hybrids and inbred lines are licensed to other seed companies via the GreenLeaf Genetics™ 50:50 joint venture with Pioneer Hybrids, Inc. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. In addition to a large range of conventional corn hybrids, we offer genetically enhanced Bt corn products, known as NK® brand YIELDGARD® hybrids which have built-in insect protection, and Agrisure™ GT products with tolerance to glyphosate herbicide. (YIELDGARD® is a registered trademark of Monsanto Company, Agrisure™ is a trademark of a Syngenta Group Company).

•	Sugar beet. HILLESHÖG® brand sugar beet seeds are bred to develop high yielding varieties with good disease tolerance, high sugar content, low soil tare and improved juice purity.

•
Oilseeds. We offer NK® brand sunflowers, soybeans and oilseed rape. Our sunflower seed varieties are bred for high yield as well as disease resistance, herbicide tolerance and oil quality. Syngenta’s soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control. The company’s oilseed rape varieties offer good oil production and plant health.

•
Cereals. NK®, NFC New Farm Crops®, AgriPro® - Coker® and C.C. Benoist® Wheat and Barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the malting and milling industry.

Vegetables and Flowers

•
Vegetables. Under the S&G® and ROGERS® brand names, Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, lettuce, spinach, sweet corn, beans, peas, cucumbers and oriental radish. We breed varieties with high-yield potential that can resist and tolerate pests and diseases. We develop genetics that address the needs of consumers as well as processors and commercial growers. During 2006, we launched approximately 150 new varieties in the high value markets around the globe. In addition, we further strengthened our premium fresh produce activity, Dulcinea® Farms, in the United States.

•
Flowers. Under the S&G® brand name, we offer a full range of flower seeds, plugs and vegetative multiplication material (cuttings) which we sell to professional growers of horticultural crops. We focus on breeding a full range of innovative flower varieties, including popular bedding plants such as begonia and petunia; pot plants, such as cyclamen; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Principal Markets

The following table sets out 2006, 2005 and 2004 sales of our seed products by region:

Syngenta Sales
Products	2006 (US$ million)	(%)	2005 (US$ million)	(%)	2004 (US$ million)	(%)
Europe, Africa & Middle East	690	40	699	39	641	52
NAFTA	838	48	903	50	437	35
Latin America	107	6	107	6	86	7
Asia Pacific	108	6	88	5	75	6
Total	1,743	100	1,797	100	1,239	100

Production

Independent contract growers tend and harvest our seed near Syngenta facilities throughout the world. After the harvest, the raw seed is sent to our processing facilities, where it is cleaned, calibrated, treated and packaged. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, the Netherlands, Spain, Sweden, Thailand and the United States. For large seed products, seed production tends to occur as close to the intended markets as possible, in order to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the use season.

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

Marketing and Distribution

Our products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK®, GOLDEN HARVEST®, GARST®, HILLESHÖG®, S&G® and ROGERS®. The NK® brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. GOLDEN HARVEST® and GARST® are predominantly used in North America in corn, soybeans, alfalfa and sorghum. Corn and Soybean germ-plasm and traits are marketed via the GreenLeaf Genetics™ 50:50 joint venture with Pioneer Hybrids, Inc. Proprietary corn traits are marketed under the Agrisure™ trademark. The HILLESHÖG® brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. The S&G® brand is a leading brand for vegetables in Europe, the Middle East, Africa and Asia, and is also known throughout the world for flower seeds, cuttings and young plants. The ROGERS® brand is well known in the Americas to growers and the food-processing industry for vegetable seeds. Our sales force markets the majority of our brands, to customers directly, in partnership with distributors, or through a network of dealers.

Seed and crop protection products have traditionally been marketed separately. However, to provide integrated crop solutions and services, especially those tailored to local customer needs, our seeds business is increasingly working together with our crop protection business to develop joint marketing approaches and initiatives. The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages. This strategy is primarily focused on corn, soybeans, vegetables and cereals. Where beneficial, crop protection and seed sales forces coordinate customer approaches and jointly promote products offering crop solutions that include broad product combinations and services.

Research and Development

We operate around 70 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for more than 16 food and feed crops. Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are strategically located around the world. At these centers, over one thousand permanent employees leverage our global germplasm, trait, biotech and knowledge resources to focus our research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

We operate biotechnology and seed technology research technology sites in Brazil, France, Germany, Great Britain, the Netherlands, Spain, Sweden, Thailand and the United States. At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products. Total research and development spending in Seeds was US$232 million in 2006, US$213 million in 2005 and US$186 million in 2004.

We expect that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. We have entered into a number of targeted alliances with other enterprises in order to broaden further our germplasm and trait base that enables us to create more valuable products. None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation. The list below is a sample of the alliances in which we are currently engaged:

•	Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests.

•	Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

•	Koipesol Semillas SA, a majority shareholding in a sunflower seeds company, the other party to which is SOS, a leading Spanish company in the edible oil and food industry.

•	Pioneer Hi-Bred International, Inc. - collaboration on the development of GM (Genetically Modified) traits for our branded businesses and GreenLeaf Genetics™.

•	Performance Plants, Inc. - collaboration on the development of GM drought tolerance in corn and soybean.

•	In addition, we have entered into a number of research and development agreements with companies and academic institutions around the world.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of genetics and traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. More recently, however, technological advances requiring higher research and development spending have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and a broad genetic range. At present, Syngenta’s main competitors in the seeds business are: Ball, Bayer, Dow (Mycogen), KWS, Limagrain, Monsanto/Seminis, Pioneer/DuPont, Sakata, and Takii.

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

The Plant Science business is built around a core of independent business teams with responsibilities for specific market segments. The mission of Plant Science is to capitalize upon the company’s considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology.

Plant Science directs early stage research and technology expenditure as well as expenditure for development and marketing activities to create new business opportunities. This sharp focus will allow Syngenta to identify the best new ideas in biotechnology and let both strong science and good business judgment drive its investment choices.

Production

Plant Science manufactures and sells one product, QUANTUM® Phytase, a microbial produced animal feed supplement, which is commercially available in Mexico, Brazil and Canada. There are two stages to the microbial phytase manufacturing process, production of the active enzyme by fermentation and formulation. Both processes are currently carried out under toll manufacture arrangements.

Products in Development

Plant Science generates some income through product sales of QUANTUM® Phytase in Mexico, Brazil and Canada with registration in the United States awaited, and through outlicensing of technology. Syngenta expects future income to arise from new product development, licensing and other arrangements. To drive near term success, Plant Science has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses.

Up until 2005 work had been carried out on pharmaceutical compounds. In light of the extended time lines and associated costs of full commercialization, in 2006 Syngenta discontinued work on these compounds.

Enzymes for biofuels represent an opportunity for Syngenta. Work continued in 2006 on a corn produced alpha amylase enzyme with full scale testing scheduled for 2007. A ten year research and development agreement was signed with Diversa Corporation focusing on the discovery and development of a range of novel enzymes to convert pre-treated cellulosic biomass economically to mixed sugars.

Some of the Plant Science projects described here are expected to be commercially available within five years.

Sectors	Targets
Cotton	VipCot® for improved resistance to insects

Animal Feed	QUANTUM® Phytase providing reduced pollution and improved production economics
Biofuels	Amylase corn for use in the production of ethanol
Rice	Humanitarian Golden Rice - working in public-private partnership to increase levels of beta carotene in rice as one potential solution to Vitamin A deficiency for the developing world

Research and Development

Syngenta maintains its primary center for biotechnology research at Syngenta Biotechnology, Inc. (SBI) in Research Triangle Park in the United States. This site is dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations.

Effective 31 December 2006, Syngenta and Diversa Corporation, in which Syngenta holds a minority interest, signed a research agreement which replaces an agreement previously entered into in 2003. This new agreement focuses on plant based production of enzymes in the areas of biofuels and animal feed.

In addition to Diversa, other Syngenta external alliances include a licensing agreement with Delta and Pine Land Company for insect control in cotton. The announcement in 2006 of Monsanto’s proposed acquisition of Delta and Pine Land may impact this arrangement. The licencing agreement provides that if Monsanto acquires Delta and Pine Land, the sum of $50 million is to be paid to Syngenta, Delta and Pine Land’s licences to Syngenta’s cotton insect traits become non-exclusive and Monsanto will have the right to terminate the agreement.

The following are key capabilities in developing transgenic crops:

•
Ability to find useful genes: Syngenta is capitalizing on its pioneering work in mapping the rice genome and also accessing external sources through its collaborations with various university laboratories around the world and through its Diversa strategic alliance.

•	Plant transformation: This is the process of introducing new genes into the existing genetic constitution of plants. Pioneering work in this area is done in Syngenta’s research center at SBI.

•
Use of marker genes: There has been significant public and regulatory debate over the use of microbial antibiotic resistance as a marker technology. Syngenta has developed and patented an alternative sugar based system trademarked “Positech™” that is widely used by researchers.

•
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

Total research and development spending for Plant Science was US$74 million in 2006, US$100 million in 2005 and US$124 million in 2004.

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

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits). As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage. In the future, we expect that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngenta’s move into new markets may result in other companies becoming competitors. In the animal feed market, for example, major companies include DSM, Novozymes, Danisco and BASF.

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

Organizational Structure

Please refer to Note 33 to the consolidated financial statements for a description of the significant legal entities comprising the Syngenta group.

Property, Plants and Equipment

Our principal executive offices are located in Basel, Switzerland. Our businesses operate through a number of offices, research facilities and production sites.

The following is a summary of our principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)	Principal Use
Rosental, Basel, Switzerland	Freehold	838,400	Headquarters, research(1)
Dielsdorf, Switzerland	Freehold	2,306,000	Administration, marketing. Manufacturing ceased at the end of 2002.
Greensboro, North Carolina, USA	Freehold	2,970,000	United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400	Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000	Research center
Monthey, Switzerland	Freehold	10,515,160	Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200	Production
Cold Creek, Alabama, USA	Freehold	9,539,900	Production until 2007
Goa, India	Freehold	8,668,000	Production
Grangemouth, Falkirk, UK	Freehold	1,000,000	Production
Landskrona, Sweden	Freehold	8,072,900	Research, production and marketing(2)
Greens Bayou, Texas, USA	Freehold	5,898,800	Production
Enkhuizen, The Netherlands	Freehold	3,536,700	Administration, research and marketing(2)
Stein, Switzerland	Freehold	1,948,700	Research center
Research Triangle Park, North Carolina, USA	Freehold	1,176,120	Research center
Aigues-Vives, France	Freehold	1,538,680(3)	Production
Nérac, France	Freehold	586,870	Production(2)
Saint-Sauveur, France	Freehold	1,395,650	Administration, research(2)
Nantong, China	Leasehold	1,496,000	Production
Münchwilen, Switzerland	Freehold	610,300	Production
Grimsby, UK	Freehold	181,300	Formerly production. Plant closed at the end of 2003.
Kaisten, Switzerland	Freehold	124,808(4)	Production
Bayport, Texas, USA	Leasehold	3,758,750	Production until 2007(5)

(1)
Used for crop protection and seed business. In January 2007 Syngenta announced a partial sale of this property with the transaction expected to complete in the first half of 2007. Following this sale, the size of the property retained will amount to 254,000 square feet.

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

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See “cautionary statement concerning forward-looking statements” at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Note 2 to the financial highlights for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Approximately 64% of Syngenta’s sales and 67% of Syngenta’s costs in 2006 were denominated in currencies other than US dollars. Therefore Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2006 were 1% lower than 2005 on a reported basis, but were flat year on year when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in high value commercial sectors: seeds for field crops including corn, soybean, other oilseeds and sugar beet; and vegetable and flower seeds. Syngenta is also developing a Plant Science business. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA1 , which both represent approximately 36% of consolidated sales in 2006 (2005: 37% and 37%; 2004: 40% and 32%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America.

In this document there are references to market share estimates. These estimates utilize, where possible, information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 22% of sales in 2006 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (30% in total). Sales in Swiss francs and British pounds sterling together make up 3% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro relative to the US dollar, and the relative impact on operating profit may differ to that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging. For further information please refer to Note 32 of the consolidated financial statements.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial

[1]	NAFTA - North American Free Trade Association comprising the USA, Canada and Mexico statements are (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment, (iv) defined benefit pensions and (v) uncertain tax positions. These policies are described in more detail later in this report.

Summary of Results

The Crop Protection market was difficult in 2006, with lower corn acreage in the USA, the impact of the strong Brazilian real on the competitiveness of the agricultural export sector in Brazil and adverse weather conditions in several countries, including a prolonged winter in Western Europe and drought in the Southern USA. Syngenta estimates that the total crop protection market has declined. In this context, Syngenta Crop Protection performed strongly and estimates to have gained market share overall. Professional Products sales grew strongly, with further development of the Seed Treatment market and the acquisition of Conrad Fafard, Inc. in the ornamentals market. In the Europe, Africa and Middle East (EAME) region, growth in Eastern Europe and in Africa and the Middle East offset lower sales in Western Europe. Sales growth was achieved in a number of markets in Asia Pacific and moderate growth was experienced in Latin America. In Seeds, growth in Diverse Field Crops and Vegetables largely offset the decline in Corn & Soybean due to first quarter production-related issues in corn. Gross profit margin was lower in 2006 despite strong delivery of production cost savings, largely due to the impact of the higher oil price on raw material costs and lower local currency sales prices in Crop Protection. Excluding restructuring and impairment, total expenses in 2006 were lower than 2005, despite increased costs in marketing and development in the Seeds business. Restructuring and impairment charges were higher following the announcement of further restructuring in research and development, which included the closure of a development facility in the UK. Financial expense, net, was lower than in 2005 due to the realisation of an exchange gain on a group funding position and the inclusion in 2005 of premium costs on the partial repurchase of an outstanding Eurobond. Together, these factors contributed to an increase in net income attributable to Syngenta AG shareholders of 2% and growth in diluted earnings per share of 4%.

Results in 2005 relative to 2004 benefited significantly from the acquisitions in the Seeds business in 2004. Syngenta estimates that Crop Protection markets slowed in 2005. In addition, after strong sales growth in 2004, the strength of the Brazilian real in 2005 had an adverse impact on the competitiveness of the agricultural export sector in Brazil and reduced underlying demand for Crop Protection products. These factors were offset by strong demand for the recently launched CALLISTO® family of products in the USA and significant growth in KARATE® and AMISTAR®, leading Crop Protection sales in the critical US market to grow by more than the estimated market growth. This was the key driver for top line growth in the segment. In addition to the acquisitions, underlying demand in Corn & Soybean seeds was strong. Sales of sunflowers and sugar beet seeds were also strong in Europe. Gross margins benefited from cost savings in the Crop Protection business, but these were offset by increased costs resulting from high oil and gas prices. Expenses in 2005 reflected the acquisitions, completed in the second half of 2004, increased patent and other litigation costs and also the costs associated with the impact of unintended release of Bt10 corn into commercial sale, offsetting lower restructuring and impairment charges and the impact of ceasing goodwill amortization after adoption of IFRS 3. Sales volume growth offset the increase in expenses and impact of the high oil price and despite the unusually low tax rate in 2004, Syngenta reported a 20% increase in diluted earnings per share from continuing operations in 2005 compared to 2004.

Acquisitions

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (“EGV”). On August 1, 2006, Conrad Fafard Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries in exchange for cash paid to or for the account of Fafard’s former shareholders and settlement of certain liabilities of Fafard. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders Pty Ltd (LRPB) that it did not already own. The cost of these acquisitions, net of cash acquired, amounted to US$146 million.

In March 2006, Syngenta acquired from DuPont an exclusive worldwide license to develop DuPont’s new insecticide RynaxypyrTM in mixtures with its own insect control products. At the same time, Syngenta sold to DuPont worldwide rights to Syngenta’s strobilurin fungicide pycoxystrobin, sold as ACANTO®.

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

Except for the Rynaxypyr™ and ACANTO® product acquisition and divestments, these transactions are described in Note 3 to the consolidated financial statements. Since completion of the 2004 transactions occurred after the end of the main selling season, their contribution to sales was largely in 2005 rather than 2004.

Operational Efficiency Programs

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. The program was initiated to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets. Cash costs of the program were estimated at around US$500 million, expected to be largely spent over the period 2004 to 2008 and non-cash charges were estimated at approximately US$350 million over a similar period. Cash spent under the program from 2004 to the end of 2006 totals US$227 million. Cost savings under the program have been partly offset by the impact of higher oil prices, which are estimated to be in excess of US$200 million since the beginning of 2004. This program is expected to be completed one year ahead of schedule in 2007, with cash costs in line with the initial estimate of US$500 million and non cash charges of US$320 million.

A further Operational Efficiency restructuring program was approved by the Syngenta Board on February 7, 2007, to drive cost savings which will be partly used to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds and Professional Products. Savings are targeted in both cost of goods sold and other operating expenses. The cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011.

Results of Operations

2006 Compared to 2005

Sales commentary

Total Syngenta consolidated sales for 2006 were US$8,046 million, compared to US$8,104 million in 2005. Reported sales in US dollars were one percent lower, but sales were unchanged at constant exchange rates. The analysis by segment is as follows:

	Full Year		Growth
(US$ million, except growth %)	2006	2005	Actual %	CER %
Crop Protection	6,378	6,330	1	1
Seeds	1,743	1,797	(3)	(2)
Plant Science	2	-	-	-
Inter-segment elimination	(77)	(23)	-	-
Total	8,046	8,104	(1)	-

Sales by region were as follows:

	Full Year		Growth
(US$ million, except growth %)	2006	2005	Actual %	CER %
Europe, Africa and Middle East	2,917	2,973	(2)	1
NAFTA	2,900	2,972	(2)	(3)
Latin America	1,141	1,133	1	1
Asia Pacific	1,088	1,026	6	7
Total	8,046	8,104	(1)	-

Crop Protection

Sales in 2006 were 1% higher than in 2005 at actual and constant exchange rates. Volumes were 2% higher in 2006 than 2005, offset by a 1% decline in local currency prices. Sales are estimated to have outperformed a declining market. Sales of products launched since 2000 continued to expand, up 23%, 25% at constant exchange rates, driven by the successful launches of AXIAL® and AVICTA® and by continuing growth in CALLISTO® and ACTARA®/CRUISER®.

Sales were higher in NAFTA due to a strong performance in Professional Products. In EAME, growth in Eastern Europe and in Africa and Middle East offset lower sales in Western Europe. In Latin America, growth was achieved despite reduced soybean acreage in Brazil following estimated further gains in market share. Asia Pacific increased sales in a number of markets, notably India, China and South East Asia. Sales of Professional Products were up 18%, with strong growth in Seed Care, including increased usage with Syngenta Seeds, supplemented by a good performance in Lawn and Garden. In August the ornamentals business was augmented by the acquisition of Conrad Fafard Inc., which contributed 3% to the growth in Professional Products.

Sales by Product line are set out below.

	Full Year		Growth
Product line	2006 US$ million	2005 US$ million	Actual %	CER %
Selective herbicides	1,813	1,889	(4)	(3)
Non-selective herbicides	725	688	5	5
Fungicides	1,716	1,779	(3)	(2)
Insecticides	1,093	1,100	(1)	-
Professional products	958	807	18	18
Others	73	67	8	8
Total	6,378	6,330	1	1

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

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/ BICEP® MAGNUM, ENVOKE®, FUSILADE® MAX, TOPIK®

Sales of selective herbicides were 4% lower, 3% at constant exchange rates, with volumes down 2% and local currency prices down 1%. The CALLISTO® range for corn continued to expand in both the Americas and in Europe augmented by the roll-out of combination products of CALLISTO® with other active ingredients. In the USA sales of selective herbicides overall were lower due primarily to a reduction in corn acreage. In cereal herbicides, AXIAL® was successfully launched in a number of major markets. Sales of TOPIK® were lower reflecting unfavourable weather conditions in Europe and the USA.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Non-selective herbicide sales were up 5%, largely due to higher volumes. Both GRAMOXONE® and TOUCHDOWN® demonstrated good growth. TOUCHDOWN® grew strongly in the USA, driven by the expanded product range and the further penetration of glyphosate-tolerant technology in corn. GRAMOXONE® achieved growth in Latin America and broad-based growth in Asia, augmented by the successful launch of the INTEON® formulation in South Korea.

Fungicides: major brands AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides sales were 3% lower, 2% at constant exchange rates, due to reduced volumes partly as a result of the divestment of ACANTO® to DuPont in 2006. Sales of AMISTAR® increased in Asia and in Latin America, despite difficult market conditions in Brazil; they were lower in Europe due to the severe winter and in the USA partly due to drought in the south. SCORE® showed good growth, notably in Asia.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticide sales were down 1%, flat at constant exchange rates, with volume growth of 2% offset by lower local currency sales prices. Sales of KARATE® were lower in the USA in comparison with the previous year which benefited from an exceptional outbreak of soybean aphids. This was offset by ACTARA® which delivered strong growth in all regions, notably in Latin America. Sales of FORCE® grew strongly in Eastern Europe and the product is estimated to have gained market share in the USA. PROCLAIM® benefited from strong demand from vegetables.

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, MAXIM®

Seed Care, Lawn & Garden and Home Care all achieved double digit growth with sales overall 18% higher, following volume growth of 21% partly offset by 3% lower local currency prices. Approximately 3% of the volume growth was due to the Fafard acquisition in the second half of the year and volume growth also included increased usage with Syngenta Seeds. In Seed Care, CRUISER® grew strongly in all regions with new launches and is estimated to have increased market share. AVICTA® was successfully launched on cotton in the USA and is expanding into the vegetables market. In Lawn & Garden the acquisition of Fafard strengthened the company’s presence in ornamentals and added to solid underlying growth.

Commentary on regional performance

	Full Year		Growth
Region	2006 US$ million	2005 US$ million	Actual %	CER %
Europe, Africa and Middle East	2,242	2,283	(2)	-
NAFTA	2,119	2,081	2	1
Latin America	1,036	1,027	1	1
Asia Pacific	981	939	4	5
Total	6,378	6,330	1	1

Sales in Europe, Africa and the Middle East were 2% lower, unchanged at constant exchange rates, with 1% volume growth offset by lower local currency prices. Growth in Eastern Europe, Africa and the Middle East offset lower sales in Western Europe due to a prolonged winter and ongoing subsidy structural reform. Syngenta estimates to have gained market share in several key European markets including Germany, Italy and the UK. A good performance in Selective Herbicides, helped by the launch of AXIAL®, and in Professional Products more than offset a decline in fungicide sales.

Sales in NAFTA were 2% higher, 1% at constant exchange rates with local currency prices lower, but volume up 2% despite a difficult season in the USA due to a weaker farm economy and lower corn acreage and drought in the south. As a result, sales of selective herbicides and fungicides were lower; insecticides were also lower following exceptionally high 2005 growth. Non-selective herbicides, notably TOUCHDOWN®, benefited from further penetration of biotechnology and delivered good growth. New products performed well driven by CALLISTO®, ACTARA® and the launch of AXIAL® in cereals. Professional Products performed strongly, notably Seed Treatment driven by CRUISER® and the launch of AVICTA®. Growth in ornamentals was augmented by the acquisition of Fafard in Lawn & Garden.

Sales in Latin America grew 1%, with 5% volume growth offset by 4% lower US dollar sales prices, despite difficult market conditions in Brazil. The breadth of the product portfolio and effective credit risk management are estimated to have led to further market share gains. ACTARA® / CRUISER® delivered a particularly strong performance. Sales were higher in Argentina driven by herbicides and insecticides.

Asia Pacific sales grew 4%, 5% at constant exchange rates, with volumes 6% higher, but local currency prices 1% down. Growth of more than 10% was achieved in a number of markets including China, Vietnam, Thailand and Indonesia. GRAMOXONE®, SCORE®, PROCLAIM® and CRUISER® all delivered particularly strong growth.

Seeds

Sales were 3% lower, 2% at constant exchange rates, with volumes and local currency prices each 1% down. Strong growth in Diverse Field Crops and Vegetables largely offset a decline in Corn and Soybean due to first quarter production related issues in corn. Diverse Field Crops performed strongly, capitalizing on the increased demand for biofuels. In Vegetables, demand for fresh produce continues to expand and sales showed growth across all regions, with a particularly strong performance in the developing markets of Latin America and Asia. The input trait pipeline for corn progressed well, with the launch of the glyphosate tolerance/corn borer double stack and the granting of EPA approval in October for AgrisureTM RW, a proprietary trait for corn rootworm control, and Agrisure™ CB/RW double-stack in January 2007.

	Full Year		Growth
Product line	2006 US$ million	2005 US$ million	Actual %	CER %
Corn & Soybean	785	880	(11)	(10)
Diverse Field Crops	309	301	3	7
Vegetables	421	384	9	10
Flowers	228	232	(2)	-
Total	1,743	1,797	(3)	(2)

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

Corn & Soybean sales were 11% lower, 10% at constant exchange rates, with volumes 8% lower and local currency prices down 2%. Sales were affected by first quarter production related issues in corn, which reduced product availability.

Diverse Field Crop sales were 3% higher, 7% at constant exchange rates, with volumes 5% higher and local currency prices 2%. Sales included strong growth in sunflower in Eastern Europe, and oilseed rape in Germany and the UK, driven by demand for biodiesel. Sugar beet sales were lower in Western Europe due to the reform of sugar subsidies; this was largely offset by growth in Eastern Europe, notably Russia.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Growth in vegetables accelerated in the second half to reach 9%, 10% at constant exchange rates, with 2% from higher local currency sales prices and 8% from volume, including a positive contribution from the acquisition of EGV in Denmark. Sales in the emerging markets of Latin America and Asia Pacific continued to expand rapidly. Sales of branded fresh produce rose by 31% with an expansion of the retail network in the USA.

Sales of S&G® flowers were 2% lower, unchanged at constant exchange rates, despite unfavourable spring weather in Europe and the impact of drought in Australia.

Commentary on regional performance

	Full Year		Growth
Regional	2006 US$ million	2005 US$ million	Actual %	CER %
Europe, Africa and Middle East	690	699	(1)	3
NAFTA	838	903	(7)	(7)
Latin America	107	107	-	(1)
Asia Pacific	108	88	23	22
Total	1,743	1,797	(3)	(2)

Sales in Europe, Africa and the Middle East were 1% lower, but increased 3% at constant exchange rates, with volumes 2% higher and local currency prices 1% higher. Sales were driven by higher volumes in Diverse Field Crops and Vegetables, which grew strongly, most notably in Eastern Europe.

In NAFTA sales were down 7% at actual exchange rates and at constant exchange rates due to first quarter production related issues in corn with volumes 6% lower and local currency prices down 1%. This was partially offset by growth in Vegetables and Fresh Produce sales.

In Asia Pacific, sales increased by 23%, 22% at constant exchange rates, with 18% volume growth and a 4% increase in local currency prices. Corn & Soybean sales were strong in India. Vegetables sales also grew strongly due to favorable sales of sweet corn.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year		Growth
Operating Income	2006 US$ million	2005 US$ million	Actual %
Crop Protection	901	996	(10)
Seeds	44	17	159
Plant Science	(79)	(153)	48
Inter-segment profit elimination	(37)	-	-
Total	829	860	(4)

Operating income decreased by 4% to US$829 million, largely due to increased charges for restructuring and impairment in Crop Protection. Sales were 1% lower, flat at constant exchange rates. Gross profit margin declined by 0.8%, with lower margins in the Crop Protection business, where production cost savings were more than offset by the impact of the higher oil price and reduced capacity utilization. Marketing and distribution costs decreased by 3%, with increased marketing spend in Seeds and from the Fafard acquisition more than offset by cost savings and lower charges for doubtful debt provisions in Latin America. Research and development costs were 3% lower, with increased development spend in Seeds offset by stopping the work on plant-produced pharmaceuticals and the benefits of the Operational Efficiency Program. General and administrative costs were 10% lower, 11% at constant exchange rates, with cost savings from the Operational Efficiency Program, the favourable impact of a pension rule change in the UK and compared to 2005 which included the costs arising from the unintended release of Bt10 corn into commercial sale. Restructuring and impairment costs increased from US$212 million in 2005 to US$301 million in 2006, with the continuation of the Operational Efficiency Program initiated in February 2004. These costs are described in more detail below.

The US$31 million decline in operating income was more than accounted for by the US$89 million increase in charges for restructuring and impairment. Movements in exchange rates between 2005 and 2006 and particularly the weaker Euro in the main first half selling season, together with an adverse movement in the net EBITDA (earnings before interest, tax, depreciation and amortization) hedging result, reduced operating profit by an estimated US$31 million. The EBITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA. The net hedging result under the EBITDA hedging program, which is reported within general and administrative costs, was a loss of US$14 million in 2006 compared to a gain of US$5 million in 2005. Gains on disposal of non-current assets in 2006 were US$31 million, compared to US$15 million in 2005.

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	% Growth Actual	% Growth CER
Sales	6,378	6,330	-	-	6,378	6,330	1	1
Cost of goods sold	(3,126)	(3,033)	(8)	-	(3,118)	(3,033)	(3)	(4)
Gross profit	3,252	3,297	(8)	-	3,260	3,297	(1)	(1)
as a percentage of sales	51%	52%			51%	52%

Marketing and distribution	(1,037)	(1,106)	-	-	(1,037)	(1,106)	6	6
Research and development	(490)	(509)	-	-	(490)	(509)	4	3
General and administrative	(549)	(557)	-	-	(549)	(557)	1	3
Restructuring and impairment	(275)	(129)	(275)	(129)	-	-	-	-
Operating income	901	996	(283)	(129)	1,184	1,125	5	7
as a percentage of sales	14%	16%			19%	18%

Despite strong delivery of production cost savings related to the Operational Efficiency Program, gross profit margins were lower in 2006 than 2005 due to the impact of the higher oil price, reduced capacity utilisation and local currency sales prices being 1% lower. Marketing and distribution costs were 6% lower with the impact of the Fafard acquisition more than offset by cost saving initiatives and the lower charge for provisions for doubtful receivables in Latin America. Research and development costs reduced by 4%, 3% at constant exchange rates, with continuing benefits from the Operational Efficiency Program and savings in development in advance of the restructuring program initiated in the second half of 2006. General and administrative costs were 1% lower, 3% lower at constant exchange rates, with cost savings and the favorable impact of the change in the UK pension fund partly offset by some increase in liability provisions.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. In 2006 and 2005, these costs largely relate to the Operational Efficiency Program initiated in February 2004. Restructuring and impairment within costs of goods sold in 2006 includes the reversal of the purchase accounting inventory step-up relating to the Fafard acquisition. Restructuring and impairment is discussed in more detail later in this section.

Operating income was US$95 million lower at US$901 million due to the US$146 million increase in charges for restructuring and impairment. Excluding restructuring and impairment, operating expense cost savings more than offset the impact of the lower gross profit.

With the US dollar stronger against the core currencies of Euro, Swiss franc and British pound sterling in the key first half selling season and then weaker in the second half, the net effect of the US dollar movements was to reduce operating income by approximately US$17 million.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	% Growth Actual	% Growth CER
Sales	1,743	1,797	-	-	1,743	1,797	(3)	(2)
Cost of goods sold	(894)	(940)	(17)	(24)	(877)	(916)	4	3
Gross profit	849	857	(17)	(24)	866	881	(2)	-
as a percentage of sales	49%	48%			50%	49%

Marketing and distribution	(429)	(408)	-	-	(429)	(408)	(5)	(5)
Research and development	(232)	(213)	-	-	(232)	(213)	(9)	(8)
General and administrative	(106)	(169)	-	-	(106)	(169)	37	35
Restructuring and impairment	(38)	(50)	(38)	(50)	-	-	-	-
Operating income	44	17	(55)	(74)	99	91	9	26
as a percentage of sales	3%	1%			6%	5%
Sales for 2006 were down 3%, 2% at constant exchange rates, mainly due to the production related issues in corn in the first half of the year. Gross profit margin increased in 2006 over 2005 with higher margins in Diverse Field Crops and the lower weighting of Corn & Soybean in the sales mix. Marketing and distribution costs were 5% higher, with higher marketing and distribution spend in Corn & Soybean in NAFTA. Research and development spend increased 9%, 8% at constant exchange rates, with higher spend on traits development. General and administrative costs were significantly lower, including higher profit on disposal of non-current assets and the inclusion in 2005 of costs arising from the unintended release of Bt10 corn into commercial sale. Restructuring and impairment in 2006 includes US$32 million of costs relating to the integration of the 2004 acquisitions and eliminating duplicate administration, plant and facilities. Restructuring and impairment within cost of goods sold includes the final reversal of the purchase accounting inventory step-up for the 2004 acquisitions and the write-off of inventories related to exiting unprofitable crops and markets.

The strength of the US dollar against the Euro, in the key first half selling season reduced reported sales and largely contributed to an overall US$15 million adverse impact on Seeds operating income in 2006 relative to 2005.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	% Growth Actual	% Growth CER
Sales	2	-	-	-	2	-	-	-
Cost of goods sold	(2)	-	-	-	(2)	-	-	-
Gross profit	-	-	-	-	-	-	-	-
as a percentage of sales	-	-	-	-	-	-	-	-

Marketing and distribution	(4)	(4)	-	-	(4)	(4)	-	(7)
Research and development	(74)	(100)	-	-	(74)	(100)	26	25
General and administrative	(13)	(16)	-	-	(13)	(16)	19	19
Restructuring and impairment	12	(33)	12	(33)	-	-	-	-
Operating income/(loss)	(79)	(153)	12	(33)	(91)	(120)
as a percentage of sales	-	-			-	-

Research and technology spending was reduced as Syngenta discontinued work on pharmaceutical compounds, as reported in the 2005 operating and financial review.

The restructuring and impairment net gain in 2006 represented the reversal of an onerous contract provision following the renegotiation of the contract on more favorable terms than anticipated at the end of 2005.

Defined Benefit Pensions

Defined benefit pension costs decreased from US$125 million in 2005 (including US$20 million of restructuring costs) to US$110 million in 2006 (including US$50 million of restructuring costs, and a US$45 million gain to reflect the change to Syngenta’s UK pension fund rules that increased the proportion of benefits which employees can take in the form of a tax free lump sum on retirement). The restructuring costs in 2006 included the social plan costs associated with restructuring in Syngenta’s French Crop Protection business and the Crop Protection product development function in the UK.

During 2006, the overall pension scheme funded status - the market value of plan assets divided by the benefit obligation valued using the projected unit credit actuarial method - improved from 89% to 93%. Bond yields increased compared to December 31, 2005, which reduced the valuation of pension liabilities. Asset returns for the three largest funds, which are in the UK, Switzerland and the USA, exceeded the long-term expected return assumption and contributed to the improved funded status. These positive developments were partly offset by the change to the mortality assumptions used to value the UK and Swiss pension liabilities, which reflect recently available data showing increased longevity. Employer contributions to defined benefit plans, excluding contributions related to restructuring and the US$350 million special lump sum contributions to Syngenta’s UK and US pension funds at the end of 2005, were US$150 million compared to US$137 million in 2005. The additional US$350 million contributions have been invested in order to manage plan assets in a manner more closely related to changes in plan liabilities (“asset liability management”). This involves the use of interest rate derivatives by pension plans to manage their exposure to changes in interest rates. Excluding restructuring costs and the impact of the UK pension fund rule change, defined benefit pension expense in 2007 is expected to be approximately US$15 million lower than in 2006.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2006			2005
For the year to 31 December	US$ million	US$ million	US$ million	US$ million	US$ million	US$ million
Reversal of inventory step-up (in cost of goods sold)			(25)			(24)
Restructuring costs:
Write-off or impairment
- property, plant and equipment	(26)			(22)
- intangible assets	(46)			-
- other assets	-			(8)
Non-cash pension restructuring charges	(3)			-
Total non-cash restructuring charges		(75)			(30)
Cash costs
- operational efficiency programs	(199)			(125)
- seeds integration	(36)			(38)
- merger synergy program and other cash costs	3			-
		(232)			(163)
Impairment of financial assets		-			(19)
Gains from product disposals		6			-
			(301)			(212)
Total restructuring and impairment charge			(326)			(236)

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

In 2006, the operational efficiency program announced in 2004 continued with the announcement of a restructuring of the Crop Protection development function, including the closure of one Crop Protection development site in the UK, partial closure and consolidation of development activity at another site and closure or downsizing of several Field Stations around the world. The announcement gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million. Further cash costs of US$60 million were recorded following the announcements on the consolidation and partial closure of activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France.

Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection operational efficiency programs, and US$36 million in Seeds, mainly for the ongoing integration of the Seeds NAFTA Corn & Soybean business. Impairments of US$26 million on property, plant and equipment included accelerated depreciation charges of US$22 million for two sites in NAFTA Crop Protection as well as various other smaller charges. In addition to the accelerated amortization noted above, intangible asset impairments relate to a contract termination and the impairment of a supply agreement.

Restructuring and impairment recorded in cost of goods sold in 2006 included the final reversal of inventory step-up on the Garst and Golden Harvest acquisitions and the reversal of the inventory step-up on the Fafard and EGV acquisitions.

In 2005 the operational efficiency program progressed with the announcement of closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of US$125 million and asset impairments of US$25 million in the year. Most of this cost related to the Crop Protection segment, with US$3 million in Seeds and US$14 million in Plant Science. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year. Cost of goods sold was increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less costs to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold.

The US$19 million financial asset impairment in 2005 largely reflects the significant fall in the share price of Diversa Corporation, which at that time fell below the original cost of the shareholding. Subsequent increases in the Diversa share price have been reported as unrealized gains within shareholders’ equity.

Financial Expense, net

Net interest expense decreased from US$66 million in 2005 to US$53 million in 2006 mainly due to a net premium paid in 2005 for the repurchase of a bond liability. Foreign exchange gains are US$51 million in 2006, compared to a loss of US$14 million in 2005 largely due to a one-off impact from the restructuring of an over capitalised British pound sterling balance sheet. There was also a decrease in the amortization of option premia.

Taxes

The overall tax rate in 2006 was 20%, compared to a rate of 18% in 2005. The tax rate on net restructuring and impairment costs at 27% was lower than the 33% of 2005. Future rates will vary depending on the size and nature of restructuring charges and may vary significantly. Syngenta’s tax rate in 2006 and 2005 was less than the Swiss statutory tax rate of 25% due in part to income taxed at different rates and to changes in prior year estimates.

Net Income and Other Supplementary Income Data

Net income in 2006 was US$637 million, with US$634 million attributable to shareholders of Syngenta AG, compared to US$626 million in 2005, with US$622 million attributable to shareholders of Syngenta AG. Operating income was lower in 2006 because of the higher charges for restructuring and impairment, but this was more than offset by lower net financial expense, with net income 2% higher than in 2005.

After related taxation, restructuring and impairment charges in 2006 were US$238 million compared to US$157 million in 2005.

Results of Operations
2005 Compared to 2004
Sales commentary

Total Syngenta consolidated sales for 2005 were US$8,104 million, compared to US$7,269 million in 2004, with growth of 11% in US dollars and 9% at constant exchange rates. Growth of 6% in total sales came from the 2004 Seeds acquisitions which contributed to sales for the first time in 2005 and 3% from other sales volumes increases. The analysis by segment is as follows:

(US$ million, except growth %)	Full Year		Growth
Segment	2005	2004	Actual %	CER %
Crop Protection	6,330	6,042	5	3
Seeds	1,797	1,239	45	42
Plant Science	-	-	-	-
Inter-segment elimination	(23)	(12)	-	-
Total	8,104	7,269	11	9

Sales by region were as follows:

(US$ million, except growth %)	Full Year		Growth
Region	2005	2004	Actual %	CER %
Europe, Africa and Middle East	2,973	2,892	3	(1)
NAFTA	2,972	2,306	29	28
Latin America	1,133	1,103	3	3
Asia Pacific	1,026	968	6	5
Total	8,104	7,269	11	9

Crop Protection

Sales in 2005 were 5% higher than in 2004. The weakness of the US dollar contributed to reported sales growth despite the US dollar appreciation from June 2005 and, at constant exchange rates, sales were 3% higher in 2005 than 2004. Sales volumes were 3% higher in 2005, with local currency prices flat overall. Indications are that crop protection markets slowed through the course of 2005, particularly in Latin America where grower earnings from export crops were impacted by the stronger Brazilian real. Demand was also reduced in Europe by a cold early season followed by drought in Southern Europe. In this context, Syngenta’s sales performances in Latin America and Europe, Africa and Middle East were positive. Total sales of products launched since 2000 grew by 25%, 23% at constant exchange rates, with continuing growth in the CALLISTO® range (US$388 million) and in ACTARA®/CRUISER® (US$359 million).

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

(1) Product line variances take into account minor reclassifications made in 2005.

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

	Full Year		Growth
Product line	2005 US$ million	2004 US$ million	Actual %	CER %
Corn & Soybean	880	401	120	117
Diverse Field Crops	301	247	22	16
Vegetables	384	356	8	6
Flowers	232	235	(2)	(4)
Total	1,797	1,239	45	42

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST® and GOLDEN HARVEST® corn, and oilseeds, HILLESHÖG® sugar beet.

Corn & Soybean sales more than doubled from the successful integration of the 2004 acquisitions. Sales overall were 120% higher, 117% at constant exchange rates, with volume growth from the acquisitions approximately 97%, other volumes 18% higher and local currency prices 2% higher. GOLDEN HARVEST® and GARST® were successfully integrated and indications are that market share was maintained in the critical US market. Reported sales were further helped by the holding back of fourth quarter 2004 deliveries in the USA to align sales closer to grower consumption for the 2005 season.

In Diverse Field Crops, sales were 22% higher, 16% at constant exchange rates, with 5% volume growth from acquisitions, other volumes up 7% and local currency prices 4% higher. NK® sunflower sales were up strongly due to volume gains in Eastern Europe benefiting from increased demand for biodiesel. Sugarbeet sales also increased in Europe.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers.

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

Latin America sales were 24% higher in 2004, with volumes 15% higher and 9% higher US dollar sales prices. Growth was driven by strong performances in corn and vegetables.

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

	Full Year		Growth
Operating Income by Segment	2005 US$ million	2004 US$ million	Actual %
Crop Protection	996	713	40
Seeds	17	(20)	n/a
Plant Science	(153)	(152)	(1)
Inter-segment profit elimination	-	-	-
Total	860	541	59

Operating income increased by 59% to US$860 million. Sales increased by 11%, including 2% from movements in exchange rates and 6% from the 2004 acquisitions. Gross profit margin reduced by 0.1% with higher margins in the Crop Protection business offset by lower margins in Seeds, largely due to the purchase accounting inventory step-up relating to the 2004 acquisitions and the higher weighting of lower margin Corn & Soybean following the 2004 acquisitions. Marketing and distribution costs increased by 10%, 9% when expressed at constant exchange rates, and included the full year impact of the acquisitions, which were completed in the second half of 2004. Research and development costs increased by 2%, but were only 1% higher at constant exchange rates. Increased research and development costs in Seeds due to the acquisitions and increased resource in trait development were offset by reduced research spend in Plant Science benefiting from the restructuring announced in 2004. General and administrative costs were 14% higher, with 6% from exchange rate movements largely due to US$36 million lower hedging gains under the EBITDA (earnings before interest, tax, depreciation and amortization) hedging program which are reported within this cost category. At constant exchange rates, general and administrative costs were 8% higher. Ceasing amortization of goodwill after adoption of IFRS 3 reduced these costs by 9%, but this was offset by some increase in patent and other litigation expenses and also the costs of pro-actively managing the effects of the unintended release of Bt10 corn into commercial sale, including testing of corn export shipments from the USA. Restructuring and impairment costs excluding US$24 million charged within Seeds cost of goods sold, reduced by US$142 million to US$212 million in 2005. These costs are described in more detail below.

Of the US$319 million (59%) increase in operating income, lower restructuring and impairment costs accounted for US$118 million including the Seeds inventory purchase accounting adjustment. Excluding these costs, operating income increased by 23%. Ceasing goodwill amortization, noted above, increased reported operating income by approximately US$56 million. The weaker US dollar in the first half main selling season, combined with US dollar recovery in the second half reducing Swiss franc and British pound sterling based costs, increased operating income by approximately US$48 million despite including lower hedging income from the EBITDA hedging program at US$5 million, compared to US$41 million in 2004. The EBITDA hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA. Operating income in 2005 included US$15 million gains on disposal of non-current assets (2004: nil) and a non-recurring escrow refund of US$11 million relating to a 1998 acquisition. These were offset by increased patent and other litigation expenses and, in addition, the costs relating to Bt10 corn noted above. Further analysis of operating income is provided below in the review of segmental performance.

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

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2005	2004	2005	2004	2005	2004	% Growth Actual	% Growth CER
Sales	1,797	1,239	-	-	1,797	1,239	45	42
Cost of goods sold	(940)	(610)	(24)	-	(916)	(610)	(50)	(48)
Gross profit	857	629	(24)	-	881	629	40	37
as a percentage of sales	48%	51%			49%	51%
Marketing and distribution	(408)	(339)	-	-	(408)	(339)	(20)	(19)
Research and development	(213)	(186)	-	-	(213)	(186)	(15)	(14)
General and administrative	(169)	(99)	-	-	(169)	(99)	(71)	(67)
Restructuring and impairment	(50)	(25)	(50)	(25)	-	-
Operating income	17	(20)	(74)	(25)	91	5	n/a	n/a
as a percentage of sales	1%	(2%)			5%	-

Sales were significantly increased by the acquisitions of Golden Harvest and Garst completed in 2004, which had their first significant impact on sales in 2005. Local currency prices were overall 2% higher but margins declined by approximately 3% due to the US$24 million reversal of the purchase accounting inventory step-up and higher weighting of lower margin Corn & Soybean following the 2004 acquisitions and some price pressure in fresh produce in the USA. Marketing and distribution costs were reported 20% higher, 19% higher at constant exchange rates, largely due to the acquisitions which were completed in the second half of 2004. Research and development costs increased by 15%, 14% at constant exchange rates, again largely due to the acquisitions but also with some increased spend on new trait development. General and administrative costs were 71% higher, 67% when expressed at constant exchange rates, with approximately 16% due to the costs in the acquired companies but including, in addition, increased litigation costs, largely related to patents, and also the costs arising from the unintended release of Bt10 corn into commercial sale, which Syngenta managed pro-actively. Syngenta introduced testing of export corn shipments from the US for the period when Bt10 contaminated corn may be in the corn supply channels. Restructuring and impairment in addition to the purchase accounting adjustment noted above, included US$38 million costs of integrating the 2004 acquisitions and eliminating duplicated administration and facilities. Restructuring and impairment also included costs from the Operational Efficiency Program from the outsourcing of certain back-office activities and the write-off of inventories related to exiting unprofitable crops and markets.

Weakness in the US dollar in the first half contributed an additional US$15 million to Seeds operating income in 2005 relative to 2004.

Plant Science Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment
(US$ million, except growth %)	2005	2004	2005	2004	2005	2004	% Growth Actual	% Growth CER
Sales	-	-	-	-	-	-
Cost of goods sold	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-
as a percentage of sales	-	-	-	-	-	-
Marketing and distribution	(4)	(3)	-	-	(4)	(3)	(33)	(33)
Research and development	(100)	(124)	-	-	(100)	(124)	19	20
General and administrative	(16)	(13)	-	-	(16)	(13)	(23)	(34)
Restructuring and impairment	(33)	(12)	(33)	(12)	-	-
Operating income/(loss)	(153)	(152)	(33)	(12)	(120)	(140)	14	14
as a percentage of sales	-	-			-	-

Small sales of the QUANTUM® enzyme were made in Mexico, with registration pending in the USA. Research and technology spending was 19% lower, 20% at constant exchange rates, following the restructuring of the research sites initiated in 2004, which included focusing biotechnology activities at the Research Triangle Park facility in North Carolina. Higher general and administrative costs largely related to the costs of increased scouting for acquisition targets.

Work on plant-produced pharmaceutical compounds progressed in 2005 to the stage of clinical trials. However, in view of the extended time lines and associated costs of full commercialization, Syngenta decided at the end of 2005 to seek third parties to take these projects through development to commercial launch. Restructuring and impairment costs included charges for this exit. In addition, the market value of shares held in Diversa Corporation fell significantly below cost and an impairment of approximately US$17 million was recognized. In 2004 the restructuring charge of US$12 million related to the rationalization of the research sites under which biotechnology research was concentrated in the USA, as noted above.

Defined Benefit Pensions

Defined benefit pension costs decreased from US$221 million in 2004 (including US$95 million of restructuring costs) to US$125 million in 2005 (including US$20 million of restructuring costs). The restructuring costs in 2004 included the one-off transition costs of moving to a new scheme in Switzerland that, whilst continuing to be accounted for as a defined benefit scheme, has several of the characteristics of a defined contribution scheme, which in particular reduces the costs associated with early retirement. Excluding the costs associated with restructuring, defined benefit costs reduced by US$21 million in 2005 compared to 2004. This was mainly due to a favorable currency translation effect of US$10 million on costs of plans outside the USA due to the stronger US dollar, and to a non-recurring gain of US$10 million caused by the change in the rules of Syngenta’s Dutch pension plan. The underlying level of defined benefit cost remained similar to that in 2004.

During 2005, as in 2004, actual investment returns exceeded the long-term assumed rate of return. Employer contributions to defined benefit schemes, excluding contributions related to restructuring, increased from US$144 million in 2004 to US$487 million in 2005. This included US$350 million of special lump sum contributions in respect of Syngenta’s UK and US pension funds, which were in addition to the recurring contributions (US$85 million for these two funds) also made in 2005. These special contributions were voluntary and Syngenta decided to make the special contributions in 2005 in order to improve the funded status of these two funds.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

	2005		2004
For the year to 31 December	US$ million	US$ million	US$ million	US$ million
Reversal of inventory step-up (in cost of goods sold)		(24)
Restructuring costs
Write-off or impairment
- property, plant and equipment	(22)		(132)
- intangible assets	-		(1)
- other assets	(8)		(1)
Non-cash pension restructuring charges	-		(50)
Total non-cash restructuring charges		(30)		(184)
Cash costs
- operation efficiency	(125)		(136)
- seeds integration	(38)		(16)
- merger synergy program and other cash costs	-		(19)
Impairment of financial assets		(19)		-
Gains from product disposals		-		1

Total restructuring and impairment charge		(236)		(354)

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

The US$19 million financial asset impairment largely reflected the significant fall in the share price of Diversa Corporation, which as at December 31, 2005, was below the original cost of the shareholding.

In 2004, restructuring and impairment related mainly to the Operational Efficiency program announced in that year. The closure of three Crop Protection production sites were announced together with the rationalization of two further sites. A further focusing of research activities, including the closure of one site, was also announced.

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

Taxes

The overall tax rate in 2005 was 18% compared to negative 15%, with profits after tax higher than profit before tax, in 2004. The tax rate on net restructuring and impairment costs of 33% was lower than the 38% of 2004, and future rates will be very dependent on the nature of restructuring charges and may vary significantly. The tax charge in 2004 included a tax credit of US$139 million from the recognition of relief on tax losses following corporate restructuring. Whilst Syngenta continues efforts to utilize tax losses carried forward to reduce the tax charge, including US$12 million in 2005 as shown in Note 8 to the consolidated financial statements, the recognition in 2004 was unusually large.

Net Income and Other Supplementary Income Data

Net income in 2005 was US$626 million, with US$622 million attributable to shareholders of Syngenta AG, compared to US$428 million in 2004, with US$460 million attributable to shareholders of Syngenta AG. Syngenta adopted IFRS 3 in 2005 and ceased the amortization of goodwill. Goodwill amortization charged in 2004 was US$56 million. In addition, 2004 net income attributable to Syngenta AG included a loss on discontinued activities of US$83 million related to the disposal of Syngenta’s 75% interest in SF Chem AG. Restructuring and impairment costs were higher in 2004 at US$354 million compared to US$212 million in 2005 as described above. After related taxation, restructuring and impairment costs were US$157 million in 2005 compared to US$219 million in 2004. As noted above, tax costs in 2004 were net of approximately US$139 million recognition of relief on tax losses after corporate restructuring.

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

The Brazilian real is the functional currency of Syngenta’s subsidiaries in Brazil. During 2002 the Brazilian real devalued significantly against the US dollar whereas between 2003 and 2006 it significantly appreciated in value. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers, implemented programs to protect the US dollar value of trade receivables from customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Appreciation of the Brazilian real results in customers who sell their produce in US dollars receiving lower amounts of Brazilian reals, which may adversely impact Syngenta’s discounts and allowances or its ability to collect receivables in full. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources

Syngenta’s principal sources of liquidity consist of cash generated from operations. In the period 2004 to 2006, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions, this is also expected to be the case in 2007. Working capital fluctuations are supported by short term funding available through Commercial Paper and credit facilities. Longer term capital resources include unsecured non current bonds issued under the Euro Medium Term Note (EMTN) program and unsecured non current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2006, 2005 and 2004 of US$445 million, US$458 million and US$227 million respectively. At December 31, 2006, 2005 and 2004, Syngenta had current financial debts of US$143 million, US$514 million and US$423 million respectively, and non-current financial debts of US$1,569 million, US$847 million and US$1,117 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and as at December 31, 2006, Syngenta had no Commercial Paper in issue. The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed in July 2006 and will mature in July 2013. This Credit Facility replaces the US$1,500 million Credit Facility signed in August 2004. During 2006, no amounts were drawn and as of December 31, 2006 Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

On April 22, 2005 Syngenta executed a public tender offer for its outstanding €800 million 5 year Eurobonds maturing in 2006. €581 million of the outstanding bonds were repurchased. The remaining nominal value outstanding of €219 million was repaid on July 10, 2006. On September 21, 2006, Syngenta issued a new €500 million Eurobond with a maturity of September 21, 2011 and a coupon rate of 4.125%. At issue these liabilities had a value of US$636 million. At the same time a new designated hedging portfolio was set up.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2006.

	Fair Value US$ million	Carrying amount US$ million	Value at issue US$ million
4.125% Eurobond 2011	651	657	636
4.125% Eurobond 2015	640	646	641
5.110% US private placement 2020	71	78	75
5.350% US private placement 2025	71	75	75
5.590% US private placement 2035	96	100	100
Total	1,529	1,556	1,527

The two Eurobonds that are currently outstanding have been issued under Syngenta’s US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. The program was updated on August 18, 2006 and is listed on the London Stock Exchange and the SWX Swiss Exchange.

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

Commitments for capital expenditure at December 31, 2006 were US$23 million.

Financial Results

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
	2006 US$ million	2005 US$ million	2004 US$ million
Cash flow from operating activities	928	497	1,309
Cash flow used for investing activities	(411)	(144)	(686)
Cash flow used for financing activities	(541)	(74)	(679)

Cash Flow from Operating Activities

2006 compared to 2005

Cash flow from operating activities increased from US$497 million in 2005 to US$928 million in 2006 due mainly to lower contributions to pension funds, following the US$350 million additional injection in 2005. Other favorable movements included: higher interest and other financial receipts and lower working capital outflow. Cash inflows from realized gains on hedges of internal funding within interest and other financial receipts, were greater in 2006 than in 2005. Cash outflows for working capital decreased in 2006 due to lower build up of inventory and trade receivables, partially offset by a reduction in trade payables.

2005 compared to 2004

Cash flow from operating activities in 2005 was US$812 million lower than in 2004. Income before taxes was US$300 million higher in 2005, but this includes lower non-cash items than 2004, particularly charges in respect of restructuring provisions and restructuring related impairments of property, plant and equipment. In December 2005 Syngenta paid additional pension contributions of US$350 million, bringing total contributions excluding restructuring in 2005 to US$487 million compared to US$144 million in 2004. In 2005, change in net current assets was an outflow of US$210 million, compared to an inflow in 2004 of US$255 million. In 2004, significant customer advance payments were received for the first time in part of the Seeds business, reducing net current assets. The repeat of this advance payment program in 2005 only maintains current assets. In addition, Crop Protection inventory levels were increased in 2005 to meet possible demand relating to soybean rust in the USA and to minimize supply disruption from the re-siting of manufacture of certain products related to site closures. Net financial expense outflows were higher in 2005 than in 2004, largely due to the higher income statement charge noted above and also the realization in 2004 of hedging gains on the balance sheet hedging program offsetting unrealized losses on internal funding, which were not as significant in 2005.

Cash Flow used for Investing Activities

2006 compared to 2005

In total, cash flows used for investing activities increased by US$267 million from 2005 to 2006. Additions to property, plant and equipment in 2006 were higher than 2005 by US$43 million, but continued to be less than depreciation. Investment of US$100 million was made during 2006 in a portfolio of marketable securities, including commercial paper and bond instruments. Spend on business acquisitions in 2006 was a total of US$148 million. No material business acquisitions were completed in 2005 for cash. Cash flow used for investing activities in 2007 is currently expected to include expenditure on property, plant and equipment at close to depreciation. Proceeds from disposals will include the sale of part of Syngenta’s Rosental site in Basel as noted below in Future Prospects.

2005 compared to 2004

The cash used for investing activities in 2005 was US$542 million lower than in 2004. Business acquisitions in 2004, largely comprising the acquisitions of the Golden Harvest and Garst Seeds businesses, totalled US$479 million. Additions to property, plant and equipment were at a similar level in 2005 to 2004 and remained significantly below the level of depreciation. Purchase of intangibles, investments in associates and financial fixed assets in 2005 included US$16 million for the purchase of software, whilst 2004 included the acquisition of germplasm and glyphosate tolerance technology for the corn seed business totalling US$60 million.

Cash Flow used for Financing Activities

2006 compared to 2005

In July 2006 the remaining €219 million of the €800 million 5.5% 2006 Eurobond, matured and was repaid. In September 2006, a new €500 million 4.125% 2011 Eurobond was issued. Distributions to shareholders through par value reduction increased a further US$53 million in 2006 to US$260 million. Syngenta repurchased 3.3 million shares as a result of the put options granted to shareholders in February 2006. Total cash outflow for share repurchases in 2006, net of treasury share sales to meet exercises of share options granted in employee share schemes, were greater than 2005 by US$374 million.

2005 compared to 2004

In April 2005, €581 million of the €800 million 5.5% 2006 Eurobond were repurchased via a tender offer and cancelled. In April, Syngenta also issued a €500 million 4.125% 10 year bond and in December 2005 raised US$250 million through US private placements with maturities of 15, 20 and 30 years. Dividends per share, paid by way of a par value reduction, were increased by nearly 60% in Swiss francs compared to 2004 and dividends paid increased by US$65 million to US$207 million. The share repurchase program started in 2004 was continued and 2.3 million shares were repurchased at a cost of approximately US$251 million, which was then partly offset by the sale of treasury shares to meet exercises of share options granted in employee share schemes.

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

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites announced in 2004. Construction is underway at the Stein site, which will expand to include chemistry as well as biology, and a Seed Care Institute. On completion of this work, anticipated in late 2007, the Basel chemistry facility will close. In November 2006, the new chemistry centre in Goa, India was opened, which will focus on cost efficient synthesis at laboratory and field scale.

In 2006, a further restructuring announcement was made in the Crop Protection Development area including the closure of one Crop Protection Development site, downsizing and consolidation of product safety activity at Jealott’s Hill , UK, and closure or downsizing of several Field Stations around the world.

The total spent on research and development was US$796 million in 2006, US$822 million in 2005 and US$809 million in 2004. Attribution of research and development costs for 2006 was US$490 million for Crop Protection, US$232 million for Seeds and US$74 million in Plant Science. In 2005 the attribution was US$509 million for Crop Protection, US$213 million for Seeds and US$100 million for Plant Science. In 2004 the attribution was US$499 million for Crop Protection, US$186 million for Seeds and US$124 million for Plant Science.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2006 Syngenta had the following contractual obligations to make future payments in the following periods:

		Payments due by period
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 - 3 years	3 - 5 years	5 - 10 years	10 - 20 years	20 - 30 years
Financial debt	19,21	1,712	143	4	657	655	153	100
Interest on financial debt		673	68	136	136	176	107	50
Payments under onerous contracts included within restructuring provisions	23	8	8	-	-	-	-	-
Operating lease payments	30	83	19	37	7	20	-	-
Unconditional purchase obligations	30	496	222	210	17	47	-	-
Long-term research agreements	30	40	38	2	-	-	-	-
Other long-term commitments	30	27	24	2	1	-	-	-
		3,039	522	391	818	898	260	150

Of the total financial debt, floating rate financial debt is US$156 million (mainly local bank loans and overdraft facilities), US$143 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$1,556 million is comprised primarily of the outstanding Eurobonds and US private placement notes. Fixed rate interest payments of US$673 million on these are included above. At December 31, 2006, US$393 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Except for the provision for payments under onerous contracts described above, US$1,175 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2007. Note 22 to the consolidated financial statements indicates Syngenta’s estimate that US$282 million of long-term provisions are expected to be paid during 2007, including US$8 million of onerous contract provisions which are included in the above table.

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

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. The expected contributions payable by Syngenta in 2007 to meet its commitments under the above arrangements are included in the amount of US$190 million given in the disclosures for employee benefit plans in Note 27 to the consolidated financial statements. As expected contributions payable in 2007 and later years are subject to greater uncertainty, future contributions have not been included in the above table.

Off-balance Sheet Arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2006, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 32 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Variable Interest Entities (VIEs)

Syngenta had no significant variable interests in any VIEs as at December 31, 2006, other than as disclosed in Note 34 to the financial statements.

US GAAP

Syngenta’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from US GAAP. Note 34 of the consolidated financial statements describes in detail the amount and nature of these differences.

Certain sales which have been recognized on product delivery for IFRS have been treated as “de facto” consignment sales for US GAAP. The effect on 2006 net income was to reduce US GAAP net income by US$1 million compared to IFRS. Further details are given in Note 34 to the consolidated financial statements.

For the year ended December 31, 2006, net income attributable to Syngenta AG shareholders was US$634 million in accordance with IFRS, and US$504 million in accordance with US GAAP. The major reconciling items were:

—
US GAAP net income was US$30 million higher compared to IFRS in respect of Zeneca agrochemicals purchase accounting (2005: US$7 million lower; 2004: US$62 million higher). The 2004 adjustment included US$38 million reversal of IFRS amortization expense. There is no equivalent to this for 2005 and 2006 because goodwill is no longer amortized for IFRS with effect from January 1, 2005. The 2004 adjustment also included a US$19 million adjustment to impairment losses because US GAAP property, plant and equipment book values for assets impaired by restructuring plans were lower than the corresponding IFRS amounts. The US GAAP impairment loss was therefore also lower by this amount. The 2005 adjustment included the reversal of the US$12 million ISK escrow refund received in 2005 which is included in IFRS net income but is considered part of Zeneca agrochemicals purchase accounting for US GAAP. The 2006 adjustment includes the reversal of the US$24 million IFRS net book value of the ACANTO® product rights which were not recognized under US GAAP purchase accounting rules, so that there is no corresponding US GAAP charge to write off this amount on their disposal.

—
US GAAP net income was US$85 million lower compared to IFRS (2005: US$85 million; 2004: US$88 million) in respect of Ciba-Geigy purchase accounting, due to the amortization of Ciba-Geigy intangible assets, which were recorded at fair value for US GAAP under purchase accounting, but not recorded for IFRS under uniting of interests accounting.

—
2006 US GAAP net income was US$13 million lower compared to IFRS in respect of inventories. In accordance with IAS 2, valuation allowances for inventory are reversed by crediting the IFRS income statement when, in a subsequent period, the estimated net realizable value of the inventory has increased because of favourable changes in market conditions since the allowances were recorded. US GAAP does not permit the reversal of inventory valuation allowances to income until the related inventories have been sold.

—
US GAAP net income was US$26 million higher compared to IFRS (2005: US$33 million lower; 2004: US$61 million lower) due to the use of different tax rates to measure the deferred tax effect of unrealized profit eliminated from inventories. The tax effect for IFRS is based on the tax rates of the countries where the inventories are currently held, whereas for US GAAP it is based on the tax rates of the countries where the unrealized profit was originally recorded. During 2005, the amount of unrealized profit in inventories increased significantly, leading to additional US GAAP adjustments to net income for the tax rate differential, whereas in 2006 the unrealized profit in inventory reduced.

—
US GAAP net income was US$9 million lower compared to IFRS in respect of restructuring costs (2005: US$9 million lower; 2004: US$47 million higher). SFAS No. 146 requires that where redundant employees are retained for longer than a minimum period, termination costs and provisions are recognized rateably over the employees’ remaining service, whereas for IFRS they are recognized as soon as the affected employees have a valid expectation of receiving termination payments. In 2004, costs recognized for IFRS were greater than those recognized for US GAAP. In 2005 and 2006, this situation reversed, as more of the costs met the US GAAP recognition criteria. Costs of US$51 million as at December 31, 2006 have already been recognized for IFRS but will reduce US GAAP net income in future periods.

—
US GAAP net income was US$48 million lower (2005: US$15 million lower; 2004: US$43 million higher) in respect of pensions. The differences mainly represent the amendments to Syngenta’s UK, Dutch and Swiss pension plans in 2006, 2005 and 2004 respectively. The effects of these amendments are recognized over average remaining employee service for US GAAP, but were recognized immediately for IFRS.

—
US GAAP net income was US$27 million lower in 2006 (2005 and 2004: nil) compared to IFRS because certain environmental remediation costs were capitalized as part of the cost of the related land for IFRS, but have been expensed for US GAAP.

—
In 2006, US GAAP net income was US$60 million lower compared to IFRS in respect of Syngenta’s 2006 put option grant to shareholders. For IFRS, the change in value of the put option while it was outstanding has been accounted for totally within shareholders’ equity, with no effect on net income. For US GAAP, the increase in the fair value of the put option between its grant in February 2006 and its exercise in May 2006 has been accounted for as an expense.

—
During 2006, Syngenta adopted the new US GAAP requirements in SFAS 158 for accounting for pensions and post-retirement benefit plans. As a result, Syngenta records in its balance sheet the full surplus or deficit of its plans as they arise, without any deferral of gains and losses resulting from changes to or variances from actuarial assumptions, and without any deferral of past service gains and costs caused by amendments to plan rules. For IFRS, Syngenta has continued to use the corridor method of accounting for actuarial gains and losses, which defers their recognition on the balance sheet. Adoption of SFAS 158 reduced Syngenta’s US GAAP shareholders’ equity by US$706 million, before related tax of US$223 million. Syngenta has applied FAS 158 prospectively, and prior year US GAAP comparative figures remain as reported under the accounting rules which were in force before SFAS 158. These rules required that pension provisions be at least equal to any funded deficit of a pension plan calculated on an accumulated benefit (ABO) basis, which assumes that pensionable pay and pensions in payment remain at their levels at the reporting date. For the year ended December 31, 2004, Syngenta recorded a US$54 million decrease in shareholders’ equity in respect of the additional minimum pension liability required to increase pension provisions to the ABO. In 2005, Syngenta recorded a US$217 million increase in shareholders’ equity because special lump sum pension contributions totalling US$350 million into Syngenta’s UK and US pension plans made them fully funded on an ABO basis at December 31, causing the additional minimum pension liability recorded in prior years to be reversed.

—
In 2004 US GAAP net income was US$34 million lower compared to IFRS due to not recording a deferred tax asset for US GAAP where a Syngenta entity has a recent history of tax losses due to restructuring, and the forecast future benefits of the restructuring are expected to enable the tax losses to be utilized. IFRS allows a deferred tax asset to be recorded in these circumstances, whereas US GAAP does not. In 2005, due to changes in the estimated amount and likelihood of recovery of these tax losses, US$26 million of this adjustment was reversed, increasing US GAAP net income compared to IFRS. In 2006, the additional US GAAP valuation allowances remained at the same level as in 2005.

—
US GAAP net income was US$1 million higher (2005: US$1 million higher; 2004: US$27 million lower) compared to IFRS due to additional US GAAP provisions for withholding tax on future internal dividend payments within the Syngenta group. For IFRS, withholding tax is provided only if a dividend payment is expected, whereas US GAAP requires a provision for tax on all dividends which could, in practice, be paid.

—
US GAAP net income was US$46 million higher (2005: US$27 million higher; 2004: US$55 million lower) compared to IFRS in respect of other tax related items. In 2004, this figure included a US$51 million reduction in estimated tax expense relating to the acquired Zeneca agrochemicals business for periods prior to acquisition. There was no similar item in 2005, while in 2006, the equivalent reduction was US$7 million. These adjustments are included in net income for IFRS, which does not permit further purchase accounting adjustments for these items. For US GAAP, these amounts have been adjusted against purchase accounting and not included in net income.

Critical Accounting Estimates

Note 2 of the consolidated financial statements describes Syngenta’s accounting policies in detail, including significant judgment made by management in applying Syngenta’s accounting policies, and significant assumptions and estimation uncertainties. The application of many of these policies necessarily requires judgment to best reflect the commercial substance of underlying transactions. Syngenta has determined that five of its accounting policies can be considered “critical”, in that significant management judgment is required to determine various assumptions underpinning their application in the consolidated financial statements, which, under different conditions, could lead to material differences in these statements. A description of each of these policies follows:

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

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 to the consolidated financial statements, the provision for doubtful receivables at December 31, 2006 amounted to US$368 million, or 16% (2005: US$359 million (16%); 2004: US$297 million (14%)) of total trade accounts receivable of US$2,370 million (2005: US$2,224 million; 2004: US$2,184 million). In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of the Syngenta’s past estimates.

Environmental provisions

Syngenta makes provisions for environmental liabilities by assessing the likely non-recurring remediation costs where there is an obligation to clean up contamination. For a provision to be recorded, it must be probable that an expense or remediation work will be required and the costs can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and previous experience in remediation of contaminated sites. Syngenta capitalizes environmental costs if they increase future economic benefits flowing from the asset, or where they represent an asset retirement obligation. In all other cases, these costs are recorded immediately in net income.

When an obligation is first identified to clean-up one of Syngenta’s manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta’s most significant manufacturing assets are located in Switzerland, the UK, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2006 are set out in Note 22 to the consolidated financial statements. These movements include a US$27 million increase in a remediation liability at one manufacturing site which is recoverable from the estimated resale value of the site after completing remediation. Because of the uncertainties inherent in estimating environmental provisions, Syngenta is not able to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in its estimates.

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

(ii) Tangible assets: Property, plant and equipment

The value in use of Syngenta’s property, plant and equipment is determined by linking assets or a group of assets to identifiable cash flows, which are then reviewed in a manner similar to that described above for product rights. Major assumptions include sales prices and volumes of products manufactured by the identified property, plant and equipment, and its useful life. For impairments of property, plant and equipment which are to be abandoned, the calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

Syngenta carries out detailed impairment tests on crop protection product related asset groups or crop related asset groups in its Seeds business if forecast sales within the 5 year forecast horizon for that product or crop are lower than the forecast sales in the previous year’s 5 year forecast cycle. The discount rates used in the 2006 impairment tests were 10% except for one cash generating unit with cash flows subject to significantly higher risks, for which 25% was used (2005: 8 to 10%; 2004:10%). Impairment losses of US$3 million were recorded as a result of these tests for market related impairment in 2006. Syngenta also tests for impairment when there are asset specific indicators such as product divestments or site closure announcements. Higher discount rates are used to test for asset specific impairment because of the higher risk associated with remaining future cash flows in these situations. Impairments of US$72 million, US$22 million and US$133 million were recorded because of restructuring in 2006, 2005 and 2004 respectively. Also, in 2006, Syngenta recorded impairments of US$13 million for Property, plant and equipment and US$21 million for intangible assets as a result of divesting its picoxystrobin fungicide product rights to DuPont in exchange for a license to use DuPont’s insecticide RynaxypyrTM.

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

The assumptions used by Syngenta may differ materially from actual results, and these differences may result in a significant impact on the amount of pension expense recorded in future periods. As allowed by IAS 19, Syngenta amortizes actuarial gains and losses which fall outside the 10% corridor over the average future service lives of employees. Under this method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. At December 31, 2006, unrecognized actuarial losses were US$730 million for pensions and US$36 million for other post-retirement benefits, and estimated amortization expense for 2007 is US$26 million (2005: unrecognized actuarial losses of US$763 million and US$54 million, and actual 2006 amortization expense of US$40 million; 2004: unrecognized actuarial losses of US$610 million and US$59 million, and actual 2005 amortization expense of US$28 million). Amortization periods are calculated for each plan, and range from 12 to 15 years.

In December 2004, the IASB amended IAS 19 to allow actuarial gains and losses to be recognized immediately outside net income. The amendment prohibits the recycling of actuarial gains and losses into net income subsequently; in common with most European IFRS preparers, Syngenta has not adopted the amendment. In the opinion of Syngenta, the use of the corridor method is appropriate in view of the long-term nature of defined benefit pension provisions and the significant degree of estimation required to measure pension expense. Syngenta will continue to review its accounting policy periodically. The IASB recently initiated a project to review comprehensively the accounting for pensions and post retirement benefit plans. This IASB project may result in changes to Syngenta’s accounting policy in the medium-term future. Detailed changes cannot be predicted at this time.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 27 to the financial statements, as of December 31, 2006:

Change in assumption (US$ million)	Increase/(reduction) in 2007 Pre-Tax Pension Expense	Increase/(reduction) in December 31, 2006 Projected Benefit Obligation
25 basis point decrease in real discount rate	19	198
25 basis point increase in real discount rate	(15)	(199)
25 basis point decrease in expected return on assets	10	-
25 basis point increase in expected return on assets	(10)	-

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Syngenta’s reported pension liabilities increased in 2004 and 2005, as interest rates and bond yields fell, but have reduced in 2006 as bond yields have risen. Syngenta uses yields in AA rated corporate bonds to select the discount rate. Syngenta increased the nominal discount rate for its UK pension fund by 30 basis points to 5.1% (2005: 4.8%; 2004: 5.4%) based on the iBoxx Corporate bond index. As limited price inflation indexation of pensions in payment and deferred pension rights is required by UK pension regulations, Syngenta’s UK pension fund rules require these to be increased by the lower of 5% or the actual price inflation as measured by the UK Retail Price index (RPI). Therefore, the change in real discount rates - the nominal discount rate less the expected long-term rate of price inflation - is a more relevant indictor than the nominal discount rate. The real discount rate for the UK fund increased in 2006 by 10 basis points to 2.3% (2005: 2.2%; 2004: 2.8%). For Syngenta’s Swiss and US pension funds, nominal discount rate is a more relevant indicator, because inflation linked increases to pensions are not legally required in either country, nor are they required by the rules of the funds. The discount rate for the Swiss pension liabilities increased in 2006 by 25 basis points to 3.0% (2005: 2.75%; 2004: 3.5%). The rate is based on the Bloomberg 15 year AA Swiss corporate bond index. The discount rate for the US pension liabilities increased in 2006 by 25 basis points to 5.75% (2005: 5.5%; 2004: 5.75%). The rate is based on Moody’s US AA Corporate Bond indices.

Pension liabilities can also be significantly affected by the assumptions and actual experience related to mortality. In recent years, longevity has increased in all countries in which Syngenta operates defined benefit plans. Mortality assumptions for the 2006 year end pension liability valuation have been updated in the UK, where the triennial statutory valuation was carried out in 2006, and in Switzerland, to take account of recently published statistics. This has increased the UK and Swiss pension liabilities by approximately US$73 million and US$32 million respectively. The UK mortality assumptions are based on the latest available general life expectancy table, taking into account specific data for Syngenta fund members as at the most recent UK statutory valuation date, March 31, 2006. Younger members are assumed to live longer than older members, based on extrapolation of the recent trend of increasing longevity. The assumptions applied for the Swiss pension liabilities are based on published Swiss government tables, because insufficient historical data is available to calculate specific mortality rates for the Syngenta plan membership. Syngenta’s US pension plan gives members lump sum or annuity benefit payment options. When valuing the US pension liabilities in these financial statements, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, in current conditions, this results in a higher liability than the annuity option. Mortality after retirement is not relevant to the lump sum option. US mortality assumptions applied in valuing the liability for pensioners in payment of annuities were last updated in 2005, with the result that pension liabilities increased by approximately US$10 million in 2005 In accordance with Syngenta’s IAS 19 accounting policy, the increases in pension liability mentioned above have a deferred effect on Syngenta’s IFRS net income. The changes are fully included in the benefit obligation figure reported for each plan in Note 27 to the financial statements. In the opinion of Syngenta management, the 2006 valuations of the benefit obligation for each plan reflect the most likely outcome, based on the latest available evidence. As new evidence becomes available in the future, further adjustments to the benefit obligation may be required. Syngenta will continue to review its mortality assumptions annually. The approximate increase in 2007 estimated pension expense compared to 2006 as a result of all these mortality assumption changes is US$11 million. This unfavorable change has been offset by the favorable effects of the increased discount rates mentioned above, of stronger than expected asset returns in 2006, and of restructuring.

In 2006, as in 2004 and 2005, the actual return on pension plan assets exceeded Syngenta’s long-term expected rate of return assumptions for the UK and Swiss plans. This was also true of the US plan for 2006 and 2004, although in 2005 the actual return was lower than expected return. The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta’s actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies are also considered. In December 2005, Syngenta made special lump sum contributions to its UK and US pension plans totalling US$350 million. During 2006, the pension plans used these funds partly to invest in return seeking assets such as long/short equity hedge funds and private equity funds and partly to support interest rate swaps to reduce the effect of changes in interest rates on the assets and liabilities of the fund. Market assumptions about the expected long-term return on equities have increased because of continued strong equity markets, and assumptions about returns on fixed interest investments have increased in line with 2006 market movements in bond yields. The expected long-term rate of return assumption used to calculate UK pension expense has been provisionally fixed at 5.8% for 2007 (2006: 5.5%). This 30 basis point increase would reduce 2007 pension expense by US$7 million compared to 2006. The expected return assumption for the Swiss and US plans for 2007 will be maintained at 4.75% and 7.25%, as in 2006.

As a result of the factors mentioned above, the funded ratio improved during 2006 for the UK plan from 92% to 95%, for the main US plan from 93% to 100% and for the Swiss plan from 92% to 98%. The overall funded ratio for the three plans improved from 92% to 96%.

Uncertain tax positions

Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain are international, and intellectual property rights owned by Syngenta are used internationally within the group. Transfer prices and charges for products and services by one Syngenta subsidiary to another may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. At any given year end, several prior years’ tax computations are still open for review or audit for most Syngenta subsidiaries. Syngenta’s policy is to comply fully with applicable tax regulations in all jurisdictions in which Syngenta’s operations are subject to income taxes. However, Syngenta and the relevant tax authorities may have different interpretations of how the regulations should be applied to actual transactions. Syngenta’s estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions taken by each tax authority. In Syngenta’s view, differences between Syngenta’s estimates and eventual outcomes may materially affect results of operations for discrete future periods, but are unlikely to affect Syngenta’s financial position materially. It is not possible to quantify the uncertainties in this area, because the future actions of national tax authorities cannot be reliably predicted.

Effect of New Accounting Pronouncements

IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, business combinations, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards. The effect of new accounting pronouncements which were adopted by Syngenta during 2006, or which have been issued but are not yet in force, is described in Notes 2 and 35 to the consolidated financial statements.

Recent Developments

Note 36 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 7, 2007) that would require adjustment to or disclosure in the consolidated financial statements.

Future Prospects

Crop Protection markets are estimated overall to have declined in 2006, particularly in the first half, with signs of stabilisation towards the end of the year. In this challenging environment, initial indications are that Syngenta gained share overall. Several countries were adversely impacted by weather in 2006, with Western Europe impacted by a prolonged winter, and it is not possible to predict weather patterns and impact in 2007. Syngenta Crop Protection sales will continue to benefit from the recently launched AXIAL® and AVICTA® and growth in other new products. This may be offset by continued penetration of genetically modified seeds in the US corn market, further reducing the market for selective herbicides and insecticides.

Seeds sales in 2006 were affected by the first quarter production-related issues in corn, reducing sales in Corn and Soybean. Syngenta will progressively continue to launch new genetically modified seeds with input traits in the period through 2008. The stacked combination of corn rootworm trait and European corn borer trait, marketed as AgrisureTM CB/RW, will be available in limited quantities for the 2007 growing season and the triple stack, AgrisureTM GT/CB/RW is expected to be available for 2008.

Excluding restructuring and impairment charges, costs in 2006 were reduced by a pension cost reduction in the UK defined benefit scheme, not expected to recur in 2007. It is also planned to continue to increase expenditure in marketing and research and development in Seeds. However, with further operational efficiency benefits, including initial benefits from a new restructuring program, Syngenta plans overall cost growth in 2007 at constant exchange rates, excluding restructuring and impairment, to be slower than sales growth.

Syngenta has a licensing agreement with Delta and Pine Land Company for insect control in cotton. Monsanto Company announced in 2006 their intention to acquire Delta and Pine Land. The licensing agreement provides that, if Monsanto acquires Delta and Pine Land, the sum of US$50 million is to be paid to Syngenta. Completion of this acquisition is uncertain at this time.

Net income in 2007 will continue to be impacted by restructuring and impairment charges, related both to the finalization of the operational efficiency program announced in 2004 and the additional program approved by the Syngenta Board on February 7, 2007. The level of such charges will be dependent on the timing of irrevocable restructuring commitments and is difficult to forecast accurately in any one calendar year, but the total of cash and non-cash charges in 2007 in expected currently to be broadly similar to that of 2006. In 2007, these charges are expected to be partly offset by the gains on the disposal of the part of Syngenta Rosental site in Basel that is seen as in excess of Syngenta’s medium term needs. Subject to completion of the agreement signed on February 2, 2007, proceeds from this transaction are estimated at approximately US$139 million and the profit after related taxation approximately US$70 million under IFRS.

Subject to approval by shareholders at the annual general meeting on May 2, 2007, the board is recommending a further increase of the dividend to CHF 3.80 per share, of which CHF 2.20 will be paid by par value reduction, increased from the CHF 3.30 all paid by way of par value reduction in 2006. In addition, Syngenta proposes to set aside funds to repurchase a further quantity of its shares.

Appendix A

Reconciliation of Non-GAAP measures to equivalent GAAP measures

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

-	movements in exchange rates had a significant impact on sales and operating income over the period covered by the review; and

-
restructuring and impairment items (a) were very significant in the period, (b) had a volatile impact on results and (c) were an important factor highlighted for investors upon the formation of Syngenta.

Since Syngenta’s formation in November 2000, the Company has implemented significant business changes initially designed to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness and subsequently to achieve further synergies and cost savings in response to low underlying growth in Crop Protection markets. The effect on reported performance of initiating and implementing changes of this magnitude is significant and has had a material effect on the nature and focus of Syngenta's operations through restructuring and impairment charges and therefore, in the opinion of management, requires separate disclosure to provide a more thorough understanding of business performance and to allow investors to assess performance both including and excluding charges, as well as gains, incurred in connection with these business changes. These business changes may also lead to the impairment of tangible (e.g. property, plant and equipment) or intangible assets. Impairment may also be triggered by a downturn in one of the businesses or markets in which Syngenta operates. The incidence of these charges may be periodic and the effect on reported performance will vary from period to period, with limited continuity in the specific composition or size of such charges.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below.

Reconciliation of Net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2006
Operating income	829	(326)	1,155
Income/(loss) from associates and joint ventures	(11)	-	(11)
Financial expense, net	(20)	-	(20)
Income before taxes	798	(326)	1,124
Income tax expense	(161)	88	(249)
Income/(loss) from discontinued operations	-	-	-
Net income	637	(238)	875
Attributable to minority interests	3	-	3
Net income attributable to Syngenta AG shareholders	634	(238)	872
Tax rate	20%	27%	22%
Number of shares - basic (millions)	98		98
Number of shares - diluted (millions)	100		100
Basic earnings per share	6.46		8.88
Diluted earnings per share	6.35		8.73

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2005
Operating income	860	(236)	1,096
Income/(loss) from associates and joint ventures	2	-	2
Financial expense, net	(96)	-	(96)
Income before taxes	766	(236)	1,002
Income tax expense	(140)	79	(219)
Income/(loss) from discontinued operations	-	-	-
Net income	626	(157)	783
Attributable to minority interests	4	-	4
Net income attributable to Syngenta AG shareholders	622	(157)	779
Tax rates	18%	33%	22%
Number of shares - basic (millions)	100		100
Number of shares - diluted (millions)	101		101
Basic earnings per share	6.22		7.78
Diluted earnings per share	6.13		7.67

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2004
Operating income	541	(354)	895
Income/(loss) from associates and joint ventures	(2)	-	(2)
Financial expense, net	(73)	-	(73)
Income before taxes	466	(354)	820
Income tax expense	70	135	(65)
Income/(loss) from discontinued operations	(108)	(108)	-
Net income	428	(327)	755
Attributable to minority interests	(32)	(25)	(7)
Net income attributable to Syngenta AG shareholders	460	(302)	762
Tax rate	(15)%	38%	8%
Number of shares - basic (millions)	105		105
Number of shares - diluted (millions)	106		106
Basic earnings per share	4.37		7.24
Diluted earnings per share	4.34		7.19

(US$ million)	Total (adjusted)	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2003
Operating income	518	(166)	684
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(138)	-	(138)
Income before taxes	379	(166)	545
Income tax expense	(133)	69	(202)
Income/(loss) from discontinued operations	6	6	-
Net income	252	(91)	343
Attributable to minority interests	4	1	3
Net income attributable to Syngenta AG shareholders	248	(92)	340
Tax rate	35%	42%	37%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102
Basic earnings per share	2.44		3.35
Diluted earnings per share	2.43		3.34

(US$ million)	Total	Restructuring, Impairment and Discontinued Operations	Before Restructuring, Impairment and Discontinued Operations
2002
Operating income	157	(449)	606
Income/(loss) from associates and joint ventures	(7)	-	(7)
Financial expense, net	(218)	-	(218)
Income before taxes	(68)	(449)	381
Income tax expense	(44)	113	(157)
Income/(loss) from discontinued operations	9	9	-
Net income	(103)	(327)	224
Attributable to minority interests	6	2	4
Net income attributable to Syngenta AG shareholders	(109)	(329)	220
Tax rate	65%	25%	41%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102
Basic and diluted earnings/(loss) per share	(1.07)		2.17

Constant Exchange Rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 31 to the Consolidated Financial Statements for information on average exchange rates in 2006, 2005 and 2004. For example, if a Japanese entity reporting in Japanese yen sold yen 100 million of products in 2006 and 2005, our financial statements would report US$0.862 million of revenues in 2006 (using 116.04 as the rate, which was the average exchange rate in 2006) and US$0.913 million in revenues in 2005 (using 109.47 as the rate, which was the average exchange rate in 2005). The CER presentation would translate the 2006 results using the 2005 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The members of the Board of Directors are as follows (as of March 7, 2007):

Name	Age	Position	Year First Elected	Current Term Expires
Martin Taylor (1)	54	Chairman, Non-Executive Director	2000	2008
Michael Pragnell (2)	60	Chief Executive Officer, Executive Director	2000	2007
Rupert Gasser (3)	68	Vice Chairman, Non-Executive Director	2002	2007
Peggy Bruzelius (4)	57	Non-Executive Director	2000	2009
Peter Doyle (5)	68	Non-Executive Director	2000	2009
Pierre Landolt (6)	59	Non-Executive Director	2000	2009
Peter Thompson (7)	60	Non-Executive Director	2000	2008
Jacques Vincent (8)	60	Non-Executive Director	2005	2007
Rolf Watter (9)	49	Non-Executive Director	2000	2008
Felix Weber (10)	56	Non-Executive Director	2000	2008
Jürg Witmer	58	Non-Executive Director	2006	2009

(1)	Chairman of the Chairman’s Committee and the Corporate Responsibility Committee and member of the Compensation Committee
(2)	Member of the Chairman’s Committee
(3)	Member of the Chairman’s Committee and the Compensation Committee
(4)	Chairman of the Audit Committee
(5)	Chairman of the Science and Technology Advisory board
(6)	Member of the Audit Committee and the Corporate Responsibility Committee
(7)	Member of the Audit Committee
(8)	Member of the Compensation Committee
(9)	Member of the Audit Committee
(10)	Chairman of the Compensation Committee; Member of the Chairman’s Committee

Martin Taylor
Chairman of the Board of Directors, the Chairman’s Committee and the Corporate Responsibility Committee and member of the Compensation Committee. He is also Chairman of the Syngenta Foundation for Sustainable Agriculture. Martin Taylor is currently Vice Chairman of RTL Group SA. Previously he was an Advisor to Goldman Sachs International (1999-2005), Chairman of WHSmith plc (1999-2003) and Chief Executive Officer of Barclays plc (1993-1998) and Courtaulds Textiles (1990-1993). Martin Taylor has a degree in oriental languages from Oxford University.

Michael Pragnell
Chief Executive Officer, Director and member of the Chairman’s Committee. Michael Pragnell was a Director of AstraZeneca (1999-2000) and of Zeneca Group plc (1997-1999). He joined Zeneca Agrochemicals as Chief Executive Officer in 1995. Prior to 1995 he worked for Courtaulds plc in a number of senior positions (1975-1995), and was appointed to the Board in 1990; he was Chief Financial Officer (1992-1994) and Chief Executive Officer of Courtaulds Coatings (1986-1992). Michael Pragnell has a degree in modern languages from Oxford University and an MBA from INSEAD.

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

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Lancelot Asset Management AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Scania AB, Ratos AB, Axfood AB, Axel Johnson AB, Husqvana AB and as a Senior Advisor to Lehman Brothers Ltd. Peggy Bruzelius is a member of the Royal Swedish Academy of Engineering Sciences, where she formerly served as Vice Chairman (2003-2005). In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Chairman of Grand Hotel Holdings (1998-2006), a Director

of The Body Shop International AB (1995-2006), AB Drott (1999-2004), Executive Vice President of SEB-bank (1997-1998), Chief Executive Officer of ABB Financial Services (1991-1997) and a member of the Swedish Board of Government Bank Support Authority (1991-1993). Peggy Bruzelius holds an MBA from the Stockholm School of Economics.

Peter Doyle
Director and Chairman of the Science and Technology Advisory Board. Peter Doyle is currently a Trustee of the Nuffield Foundation; he is a Past Master of the Salters’ Livery Company and currently Chairman of the Board of the Salters’ Institute. Previously he served as a Non-Executive Director of Avidex Ltd (2002-2006), a member of the Advisory Board of Vida Capital Partners (2003-2005), Non-Executive Director of Oxagen (1999-2002), Non-Executive Director of Oxford Molecular plc (1997-2000), Director of Zeneca Group plc (1993-1999), Director of ICI (1989-1993) and as Chairman of the Biotechnology and Bioscience Research Council (1989-2003). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Pierre Landolt
Director, member of the Audit Committee and the Corporate Responsibility Committee. He is also a member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He serves as Chairman of AxialPar Ltda, Emasan AG, Moco Agropecuaria Ltda, Ecocarbon LLC, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a Partner with unlimited liabilities of the Private Bank Landolt & Cie. He serves as Vice Chairman of the Montreux Jazz Festival Foundation and is President of the Instituto Jurema de Pesquisa in Brazil. Formerly he served as Chairman of the CITCO Group (1995-2005). Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

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

Jacques Vincent
Director and member of the Compensation Committee. Jacques Vincent has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, since 1998. He began his career with Danone in 1970 and has since held various financial and overall management positions within this group. Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris, holds a Bachelor in Economics from Paris University and a Master of Science from Stanford University.

Rolf Watter
Director and member of the Audit Committee. Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and a member of its executive board since 2000. He is a Non-Executive Chairman of Cablecom Holding AG and a Non-Executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He is also non-executive Chairman of Almea Stiftung, the foundation presently holding a majority in Swiss International Airlines. In addition Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the Swiss Stock Exchange Admission Board and of its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix Weber
Director, Chairman of the Compensation Committee and member of the Chairman’s Committee. Felix Weber is currently a Managing Director of Lehman Brothers Ltd., Vice Chairman of Publigroupe AG and a Director of Valora AG. Previously he was a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (which are the former parent entities of Cablecom GmbH) (2003-2005), a Director of Cablecom GmbH (2004-2005), Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), Principal of McKinsey & Company in Zurich (1989-1997) and Chief Executive Officer of Alusuisse South Africa (1982-1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

Jürg Witmer

Director. Jürg Witmer is currently Chairman of Givaudan SA and a Director of Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG as well as a member of the Supervisory Board of Crucell NV, Leiden (NL). Previously he was CEO of Givaudan Group (1999-2005) and held various General Management Positions within Roche, including General Manager of Roche Austria (1994-1999), Head of Corporate Communications and Public Affairs of Roche Headquarters Basel (1990-1994), General Manager of Roche Far East (1988-1990), Regional Manager Roche Hong Kong Far East Pharma Division (1984-1988) and Assistant to the Chairman and CEO of the Roche Group (1982-1984). Jürg Witmer has a doctorate in law from the University of Zurich, as well as a degree in International Studies from the University of Geneva.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Executive Committee

The members of the Executive Committee of Syngenta are as follows (as of March 7, 2007)1:

Name	Age	Position
Michael Pragnell	60	Chief Executive Officer
John Atkin	53	Chief Operating Officer - Crop Protection
Robert Berendes	41	Head of Business Development (appointed 1 Jan 2007)
David Lawrence	58	Head of Research & Technology
Michael Mack	46	Chief Operating Officer - Seeds
Christoph Mäder	47	Head of Legal & Taxes
Mark Peacock	45	Head of Global Operations (appointed 1 Jan 2007)
Domenico Scala	41	Chief Financial Officer

1) As of Februrary 28, 2007 Bruce Bissell, previously Head of Global Operations and Human Resources, and David Jones, previously Head of Business Development, retired from Syngenta.

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

Robert Berendes (appointed to the Syngenta Executive Committee Jan 1, 2007)
Head of Business Development. Robert Berendes was previously Head of Diverse Field Crops (2005-2006) and Head of Strategy, Planning and M&A (2002-2005) for Syngenta. Prior to this he was a partner and co-leader of the European chemical practice at McKinsey & Company. He graduated from the University of Cologne with a Diploma in Chemistry and has a PhD in Biophysics from the Max-Planck-Institute for Biochemistry/Technical University of Munich.

Bruce Bissell (retired from Syngenta Feb 28, 2007)
Head of Global Operations and Human Resources. Bruce Bissell was Director of Supply Chain for Zeneca Agrochemicals (1997-2000) and Head of International Manufacturing for the pharmaceutical business of Zeneca Group plc (1992-1997). He graduated from Strathclyde University with a degree in applied chemistry.

David Jones (retired from Syngenta Feb 28, 2007)
Head of Business Development. David Jones was Business Director for Zeneca Agrochemicals (1997-2000), having been Regional Executive for Asia, Africa and Australia, based in Hong Kong, since 1992 and previously head of Europe. He has a BSc and a PhD in science and economics from Stirling University in Scotland.

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

Mark Peacock (appointed to the Syngenta Executive Committee Jan 1, 2007)
Head of Global Operations. Mark Peacock was previously head of Global Supply for Syngenta (2003-2006) and Regional Supply Manager for Asia (2000-2003). Prior to this, he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties. He has a degree in chemical engineering from Imperial College, London and a Masters in International Management from McGill University in Montréal.

Domenico Scala
Chief Financial Officer. Domenico Scala also serves as Non-Executive Director of Nobel Biocare AG, a position he has held since May 2006. Previously he held various leading positions in Finance with Roche AG (1995-2003), most recently as Group Treasurer (2001-2003) and Head of Company Controlling (1999-2001). Prior to 1995, he was Finance Director of Panalpina Italy SpA (1993-1995) and Senior International Auditor with Nestlé SA (1990-1993). He graduated from the University of Basel with a degree in economics.

Compensation

Executive Compensation Policy and Programs

Syngenta’s executive compensation policy and programs are designed to attract, retain and motivate internationally oriented, successful executives. Its policies are guided by the principle of rewarding and encouraging performance.

The compensation of the Chief Executive Officer and members of the Executive Committee consists of a base salary and performance related awards. These awards are based on financial measures and on individual performance. Performance related awards include short and long term incentives and consist of cash, deferred shares, restricted share units and stock options. The incentive awards generally represent a significant part of total compensation for these executives. The long-term incentive programs are equity-based and encourage the members of the Executive Committee to focus on the performance and the growth of the Company and to align with the interests of shareholders.

The compensation of non-executive Directors consists of an annual fee paid in cash or a combination of cash and shares.

Compensation programs

Annual or Short-Term Incentive (STI) awards and Deferred Share Plan (DSP)
The annual incentive plan (STI) for all employees, including executives, awards achievement against individual performance objectives and pre-determined financial measures for the Company or appropriate Group of companies. For nominated Senior Executives the STI is divided into a cash portion and a portion allocated in deferred shares under the terms of the Deferred Share Plan (or deferred American Depository Shares “ADS” for United States participants).

Syngenta Deferred Share Plan (DSP): A fixed portion of the STI is invested in the DSP on a mandatory basis; each executive may invest an additional portion on a voluntary basis. Shares invested in the DSP have a blocking period of three years. At the end of the blocking period the shares become freely tradable and the Company matches (doubles) the number of shares; e.g. the number of shares invested in the DSP in 2003 was matched (doubled) in 2006 pursuant to the rules of the program. Other than under exceptional circumstances as detailed in the DSP plan rules, no matching share will be granted if the employee leaves Syngenta before the end of the blocking period.

The grant value of a deferred share equals the weighted average market price of the Syngenta share on five business days prior to the date of grant or at the closing share price at the SWX (the Swiss Exchange) at the date of grant, whichever is higher. (The same principles apply to the grant value of deferred ADS).

Long Term Incentive (LTI)
The long-term incentive award is based on individual performance and is designed to provide the executives with equity recognizing both past performance and provide an incentive for future performance.

Fifty percent (50%) of the LTI award is granted in stock options and fifty percent (50%) in Restricted Share Units (RSU), (options on ADS and restricted ADS units for United States participants).

Stock Options: The option value is determined by using the Black Scholes model, which is a commonly accepted stock option valuation method. The options have a term of ten or eleven years and can not be exercised during a vesting period of three years following the date of grant. The exercise price of the options is equal to the weighted average share price of the Syngenta share at the SWX of the five business days prior to the date of grant, or at the closing share price at the SWX at the grant date, whichever is higher.

Restricted Share Unit: The RSU value equals the weighted average market price of the Syngenta share on five business days prior to the date of grant, or at the closing share price at the SWX at the date of grant, whichever is higher. After a three-year vesting period, each RSU converts into one tradable Syngenta share.

Further information on the Syngenta long-term incentive plan (LTI Plan) and the Deferred Share Plan (DSP) is provided in Note 28 to the consolidated financial statements.

Employee Share Purchase Plan (Switzerland)
All Syngenta employees in Switzerland, including the Chief Executive Officer and members of the Executive Committee are eligible to participate in the Syngenta Employee Share Purchase Plan. This plan entitles employees to subscribe once a year to shares at a discount rate of fifty percent (50%) from the closing share price on the date of grant. The maximum subscription per employee (executive) in one year is CHF 5,000. The shares are subject to a blocking period of three years.

Share Plan for Non-Executive Directors
Members of the Board excluding the Chairman are eligible to opt for the payment of their annual compensation in the form of shares. The Directors define the percentage of their annual fee for compensation in shares. In addition the Directors chose between blocked shares or free shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The value of an allocated share equals the weighted average market price of the Syngenta share on five business days prior to the grant date.

Executive Compensation

In 2006 the Chief Executive Officer and the seven members of the Executive Committee received:

Cash compensation	CHF	USD
Salaries and allowances (cash)	6,926,653	5,508,711
Bonus (cash portions)	1,239,790	985,995
Total	8,166,443	6,494,796

In addition, these executives received shares and options as set out in the respective tables below.

As part of the compensation in 2006 the following number of shares or ADS1 were allocated to the Chief Executive Officer and the seven members of the Executive Committee. In addition, shares allocated and deferred in 2003 on a mandatory and voluntary basis were matched one-for-one (doubled) at the time of their vesting in 2006.

Shares, ADS[1] allocated pursuant to the Deferred Share Plan (DSP)	Number	Value[2] CHF	Value[2] USD
Shares allocated, invested in the DSP (STI 2005)3	19,840	3,670,400	2,919,039
Shares invested in 2003 were matched in 2006 [4]	13,860	2,494,800	1,984,094
ADS[1] invested in 2003 were matched in 2006 [4]	1,679	61,619	49,005

1) Five ADSs represent one Syngenta share
2) Value at grant, matching
3) The deferred shares allocated in 2006 under the STI 2005 scheme, are valued at the market value of CHF 185.00 as referred to above. In Note 28 to the consolidated financial statements, the valuation of the shares for accounting purposes is adjusted for the absence of a dividend entitlement during the deferral period, in accordance with IFRS2.
4) Matching shares and ADS issued during 2006 as a result of the STI 2002 scheme are valued at the 2006 issue date market value of CHF 180.00 (ADS: USD29.19). In Note 28 to the consolidated financial statements, the shares are valued at the grant date fair value in accordance with IFRS2.

In addition, options on shares and restricted stock units RSU were granted to the Chief Executive Officer and the seven members of the Executive Committee under the Syngenta Long-Term Incentive Plan (LTI-Plan).

Options and restricted share units allocated pursuant to the LTI Plan	Number	Value[1] CHF	Value[1] USD
Options on shares allocated (LTI 2005)	65,373	2,644,760	2,103,356
RSU allocated, (LTI 2005)[2]	14,386	2,661,410	2,116,598

1) Value at grant
2) The RSU allocated in 2006 under the LTI 2005 scheme, are valued at the market value of CHF 185.00 as referred to above. In Note 28 to the consolidated financial statements, the valuation of the shares for accounting purposes is adjusted for the absence of a dividend entitlement during the deferral period, in accordance with IFRS2.

The short-term and long-term incentives were granted on the basis of business and personal performance in FY 2005.

The options that were allocated to the Chief Executive Officer and the seven members of the Executive Committee have the following terms:

Grant year	Instrument	Number	Term[2]	Exercise period[2]	Option - share ratio	Exercise price
2006[1]	Stock option (Share)	65,373	11	8	1:1	CHF 185.00

In addition, these executives held options from earlier grants as follows (as of December 31, 2006):

Grant year	Instrument	Number	Term[2]	Exercise Period[2]	Option - share ratio	Exercise price
2002	Stock option (Share)	11,576	11	8	1:1	CHF 98.00
2003	Stock option (Share)	34,618	11	8	1:1	CHF 59.70
2003	Stock option (ADS)[3]	36,121	10	7	1:1	USD 8.59
2004[1]	Stock option (Share)	150,069	11	8	1:1	CHF 89.30
2004[1]	Stock option (ADS)[3]	120,690	10	7	1:1	USD 14.53
2005[1]	Stock option (Share)	74,927	11	8	1:1	CHF 127,38
2005[1]	Stock option (ADS)[3]	47,319	10	7	1:1	USD 21.30

1) Unvested options (shaded)
2) Number of years
3) Five ADSs represent one Syngenta share

In 2006, within the scope of the Swiss Employee Share Purchase Plan (ESPP), the Chief Executive Officer and members of the Executive Committee purchased shares at 50% of their market value at the grant date.

Shares purchased (ESPP)	Number	Value[1] CHF	Value[1] USD
Shares purchased	161	34,293	27,273

1) 100% value at purchase date

Provisions for pension and insurance required under local pension law were made for the Chief Executive Officer and the members of the Executive Committee including provisions to cover merger-related pension promises.

Pension and insurance cost	CHF	USD
Total	4,582,249	3,644,225

The total compensation (salaries, STI awards, shares, options, RSU) that was conferred in 2006 to the Chief Executive Officer and the members of the Executive Committee (a total of eight Executives) amounted to CHF 17,158,933 (USD 13,646,360).

In 2006 the highest total compensation was paid to the Chief Executive Officer (CEO), Michael P. Pragnell, a member of the Executive Committee and an executive member of the Board of Directors. Cash compensation consisted of salary and a short-term incentive award. In common with other members of the Executive Committee the CEO used a portion of the short-term incentive award to defer shares pursuant to the Syngenta Deferred Share Plan. In addition, options on shares and RSU were granted as LTI (long-term incentive). The short-term and long-term awards were granted on the basis of financial and personal performance in 2005.

Further he received shares as a result of the matching of shares deferred in 2003 and vesting in 2006. Furthermore, the CEO purchased shares under the Swiss employee share purchase plan ESPP. A pension accrual was made for the CEO and insurance premiums were paid to meet contractual obligations, including provisions to cover merger-related pension promises.

The following table sets out M. Pragnell’s compensation for 2006:

Compensation	CHF	USD
Total cash compensation	2,196,565	1,746,910
- Shares deferred in 2006, (based on STI 2005)	1,285,380	1,022,252
- Options on shares allocated in 2006 (LTI 2005)	945,013	751,561
- RSU allocated in 2006 (LTI 2005)	945,165	751,682
Total equity based awards	3,175,558	2,525,495
Total compensation (cash + equity)	5,372,123	4,272,406

Shares received in 2006 as a result of matching shares deferred in 2003	989,100	786,623
Pension accruals and insurance cost	3,709,498	2,950,134

In addition M. Pragnell purchased 23 shares pursuant to the Swiss ESPP. The value of the benefit is CHF 2,445 (USD 1,960)

Compensation of Former Executives
In 2006 a former member of the Executive Committee and a former executive Director of the Board received the following cash payments as a result of contractual and statutory obligations.

Cash compensation	CHF	USD
Salaries, allowances and bonus (cash)	4,426,151	3,520,082

Provisions for pension and insurance were made for these former Executives in the total amount of CHF 159,691 (USD 127,001) to meet contractual obligations and statutory requirements.

In addition, the number of shares invested in the DSP by the former member of the Executive Committee and the former executive Director in 2003 was matched in 2006 on a one-for-one basis pursuant to the rules of the program. These former executives received 6,903 shares at a market value at the day of grant of CHF 1,219,308 (USD 969,706).

Further information is provided in Note 28 to the consolidated financial statements.

Compensation of Non-Executive Directors

Eleven non-executive members of the Board including the Chairman received compensation for 2006 in cash or a combination of cash and shares. This applies to all non-executive directors whose mandate commenced or ended during 2006. All non-executive directors were offered the opportunity to opt for the payment of their compensation in cash or a combination of cash and shares. If shares were chosen a portion of their annual fee was allocated in free or blocked shares. The Chairman received a fixed amount of the annual fee in restricted shares on a mandatory basis.

Non-Executive Director	Compensation in cash (CHF)	Compensation in shares [1] (CHF)	Total fee CHF	Total fee USD
Martin Taylor	1,606,027	383,973	1,990,000	1,592,000
Peggy Bruzelius	240,000	-	240,000	192,000
Peter Doyle	52,049	148,138	200,187	160,150
Rupert Gasser	300,008	30,151	330,159	264,127
Pierre Landolt	10,697	199,364	210,061	168,049
Pedro Reiser [2]	110,000	-	110,000	88,000
Peter Thompson	180,000	30,151	210,151	168,121
Jacques Vincent	50,046	150,138	200,184	160,147
Rolf Watter	180,000	30,151	210,151	168,121
Felix Weber	256,008	64,147	320,155	256,124
Jürg Witmer [3]	45,004	45,072	90,076	72,061
Total	3,029,839	1,081,284	4,111,123	3,288,900
1) Value of share portions at grant
2) Pedro Reiser’s term of office ended on April 19, 2006 (AGM), prorated fee
3) Jürg Witmer was elected to the board on April 19, 2006 (AGM), prorated fee

Corporate Governance

Syngenta’s Corporate Governance is aligned with international standards and practice. The Company complies with the “Swiss Code of Best Practice for Corporate Governance” and meets the Corporate Governance rules of the New York Stock Exchange (NYSE), as applicable for foreign companies. Syngenta is in compliance with the applicable requirements of the US Sarbanes Oxley Act of 2002, including the certification of Syngenta’s Annual Report on Form 20-F by the CEO and the CFO and the Auditor’s Report on management’s assessment of Internal Control over Financial Reporting.

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

During the 2006 financial year the full Board held five formal one-day meetings. Furthermore, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman of the Board, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convocation of a meeting or the inclusion of items of business in the agenda.

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

Chairman’s Committee

During the 2006 financial year the Chairman’s Committee held six formal meetings. The Chairman’s Committee consists of four members nominated by the Board: the Chairman and Vice Chairman of the Board, the Chief Executive Officer and one other Director. It prepares the meetings of the Board of Directors and comments on matters falling within the Board’s authority before decisions are taken. It is also empowered to make decisions on behalf of the Board where the latter has delegated such authority. Furthermore the Chairman’s Committee assumes the role of a Nomination Committee. It advises on the composition and succession planning of the Board and its committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposals to the Shareholders’ Meeting. Members of the Chairman’s Committee are Martin Taylor (Committee Chairman), Rupert Gasser, Michael Pragnell and Felix Weber.

Compensation Committee

During the 2006 financial year the Compensation Committee held four formal meetings. The Compensation Committee consists of four members appointed by the Board: the Chairman and three other Directors. It regulates the compensation of the Directors and the remuneration and terms of employment of the members of the Executive Committee. Members of the Compensation Committee are Felix Weber (Committee Chairman), Rupert Gasser, Martin Taylor and Jacques Vincent. Michael Pragnell attends the meetings of the Compensation Committee as a permanent guest.

Audit Committee

During the 2006 financial year the Audit Committee held three formal meetings. The Audit Committee consists of four members appointed by the Board. All members are independent, Non-Executive Directors. Its duties are to examine reports from external and internal auditors and to submit findings to the Board. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies, financial control mechanisms and

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

Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer (CEO), the Chief Operating Officers (COO) of the Crop Protection and Seeds businesses, the Chief Financial Officer (CFO), the Head of Research & Development, the Head of Global Operations, the Head of Business Development and the Head of Legal & Taxes.

Appointment of Directors and Members of the Executive Committee

The members of the Board of Directors are elected individually by the shareholders at the Annual General Meeting. The Articles of Incorporation of Syngenta provide that the term for which Directors are appointed must not exceed three years. A year for the purpose of determining any term of office is the interval between two ordinary General Meetings of Shareholders. Directors may be re-elected. The members of the Executive Committee are appointed and removed by the Board of Directors.

Listing Standards of the New York Stock Exchange (NYSE)

Syngenta meets the vast majority of NYSE’s Corporate Governance Standards. The few exceptions are mainly due to the different legal system in Switzerland. In accordance with NYSE’s listing standards, such differences are explained in detail on Syngenta’s website at www.syngenta.com/en/investor/corpgov_nyse.aspx.

Employees of Syngenta

Year 2006

Syngenta had approximately 19,500 permanent employees as of December 31, 2006. Approximately 24% of these were in NAFTA, 8% in Latin America, 17% in Asia Pacific and the remaining 51% in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2006 was approximately as follows:

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

Year 2005

Syngenta had approximately 19,300 permanent employees as of December 31, 2005. Approximately 24% of these were in NAFTA, 9% in Latin America, 17% in Asia Pacific and the remaining 50% in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2005 was approximately as follows:

Production	36%
Research and development	20%
Marketing and distribution	32%
Administration and general overhead	12%

Year 2004

Syngenta had approximately 19,500 permanent employees as of December 31, 2004. Approximately 25% of these were in NAFTA, 8% in Latin America, 16% in Asia Pacific and the remaining 51% in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2004 was approximately as follows:

Production	36%
Research and development	21%
Marketing and distribution	31%
Administration and general overhead	12%

Management Shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of December 31, 2006, based on information available to the Company is 0.12% of all outstanding shares. None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

On February 14, 2006, FMR Corporation disclosed in a filing to the US Securities and Exchange Commission (SEC) a holding of 5.819 percent of the share capital of Syngenta AG. On February 14, 2007, FMR Corporation disclosed in a filing to the SEC that its holding in the share capital of Syngenta AG has been reduced to 4.246 percent.

On May 17, 2006, the Company reported that Janus Capital Management LLC exceeded the 5 percent threshold with a holding of 5.07 percent of the share capital. This disclosure was published in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act.

As of February 28, 2007 Syngenta AG itself held 7,256,450 shares in treasury corresponding to 7.0 percent of the share capital as at December 31, 2006. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares. (On February 15, 2005, the Company reported in a disclosure notification in the Swiss Commercial Gazette that Syngenta AG itself exceeded the 10 percent threshold with a holding of 10.82 percent of the share capital. On August 10, 2005, the Company reported that this holding had fallen below the 10 percent threshold to 6.75 percent.)

As of March 7, 2007, to our knowledge there is no other shareholder with a position of more than 5 per cent of the share capital.

To its knowledge, the Company as of March 7, 2007 is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly. As of January 31, 2007 42,159,420 ADSs of Syngenta AG corresponding to 8.10% of the share capital and 5,498,500 Ordinary Shares of Syngenta AG corresponding to 5.3% of the share capital were held by 2,753 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Note 29 to the consolidated financial statements.

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

Greens Bayou In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. Agreement to settle with Occidental was entered into on January 18, 2006. In October 2002, the Syngenta defendants had filed suit against the ISK defendants for indemnity against losses arising from the Port litigation. That litigation had been stayed pursuant to the terms of an interim cost sharing agreement between the Syngenta defendants and the ISK defendants. That stay has been lifted and the litigation is ongoing with a current trial date of January 2008. Discussions with ISK and their insurer, AIG, to test the possibility of a negotiated solution of their contribution pursuant to the indemnities given by ISK in the 1998 acquisition agreement are continuing.

Bt 11 Patent Case In July 2002, Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 Bt corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard®, Herculex I® and TC6275 but that those claims were invalid. Post trial motions filed by the parties were denied. On May 30, 2006 Syngenta granted Dow AgroSciences a Covenant Not to Sue under the patents-in-suit for Herculex® corn. Syngenta has appealed the decisions finding the ‘865 patent invalid and the ‘100 and ‘185 patents not infringed. Dow Agrosciences has cross-appealed the ’865 infringement decision. A decision on the appeal is expected in quarter 2 or quarter 3 2007.

Shah and Lundquist Patent Cases On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (the “Shah” Case). On July 27, 2004, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois (the “Lundquist” case). In its complaints, Monsanto sued Syngenta for infringement of patents by making and using corn products exhibiting resistance to glyphosate herbicide (GA21). Monsanto are seeking injunctions against the sale of GA21 corn and compensatory and exemplary damages. On May 19, 2005 the US District Court for the Northern District of Illinois transferred the Lundquist case to the District of Delaware and on August 18, 2005 the parties agreed to consolidate the two cases. The court entered a judgment on May 11, 2006 in Syngenta’s favor ruling the Shah patent invalid and that the Lundquist patent had not been infringed.

Monsanto filed a consolidated notice of appeal for the Shah and Lundquist cases on June 8, 2006. A decision on appeal is expected quarter 2 or quarter 3 2007.

Lundquist ‘798 Patent Case In a separate filing on August 9 2006, DeKalb Genetics Corp. commenced an action against Syngenta Seeds Inc, and certain of its affiliates in the United States District Court for the Eastern District of Missouri alleging infringement of US Patent No. 5,554,798 by making corn containing genes that confer resistance to the herbicide glyphosate (GA21 corn). A First Amendment Complaint was filed August 11, 2006, and on October 20, 2006, Syngenta filed a motion to transfer the case to Delaware. The motion to transfer was heard November 17; and on December 29 the Court denied Syngenta’s motion. On January 19, 2007, Syngenta filed motions in the Missouri case to sever and to dismiss claims against five affiliated company defendants and to transfer the remaining claims to Delaware. On the same day, Syngenta filed a Declaratory Judgement complaint in Delaware seeking a declaration that the ‘798 patent is not infringed or is invalid. Monsanto responded by filing a motion to transfer the Delaware Declaratory Judgement to Missouri.

Missouri Roundup Ready® 1 Soybean Branding Case On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto sought a declaratory judgment and permanent injunction prohibiting the use of the Independence brand (or any other brand other than the NK® brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. On February 8, 2006, the court found that the License Agreement limits Syngenta to a single brand, NK®. Syngenta has appealed the verdict and a decision is expected on the appeal in quarter 1, 2007.

In a second action filed August 25, 2005, Syngenta Seeds Inc. is seeking a judgment declaring that Monsanto breached the 1993 Roundup Ready® Soybean License Agreement by failing to provide Syngenta with equal access to improved Roundup Ready® soybean genes (“RR2Yield”). On October 19, 2006, the court ruled that the 1993 license agreement is ambiguous. On November 18, 2006, the Court ordered mediation of the case before a special settlement master which was held December 1, 2006; despite diligent efforts, no settlement was reached. The liability phase of the trial has commenced and the damages phase is scheduled for April, 2007.

1 Roundup Ready is a registered trademark of Monsanto Technology LLC

Delaware Antritrust Case / Monsanto On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On July 14, 2005, Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta. On August 23, 2006, Monsanto filed a motion to stay the trial date pending a decision on the appeal of the Shah and Lunquist patent cases. The Court granted Monsanto’s motion to stay on November 8, 2006, and the case has been stayed.

GALECRON GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. The one remaining opt-out lawsuit that Syngenta Crop Protection, Inc. was involved in has been settled. While there are currently no opt-out cases pending against Syngenta, in late 2005, Syngenta accepted the tender of the Stringer matter (referenced below) in which the plaintiff alleges exposure to GALECRON caused his bladder cancer. Syngenta is investigating whether its insurers will pay for the costs associated with this litigation.

While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Syngenta’s insurers, subject to applicable deductibles.

McIntosh Syngenta Crop Protection, Inc. has accepted tender from Novartis Corporation (and originally from Ciba Specialty Chemicals Corporation) , under certain agreements associated with the formations of Syngenta and Novartis which allocate environmental liabilities in the US, of a series of lawsuits (in federal and State courts in Alabama and in State court in New Jersey) and pending claims which allege contamination by DDT and other chemicals associated with historic agrochemical manufacturing activities at the Ciba Specialty Chemicals Corporation site at McIntosh, Alabama. The plaintiffs or claimants variously seek damages for wrongful death, personal injury, decreased property value, and the establishment of medical monitoring programs. Liability under lawsuits and pending claims were tendered by Ciba to Novartis and by Novartis to Syngenta under 1996 and 2000 Environmental Matters Agreements associated with formation of Novartis and Syngenta. Current stage of proceedings in each case involves resolution of threshold issues including class certification; jurisdictional forum; and sufficiency of initial disclosure. Plaintiffs’ Motion for Class certification in Fisher was denied by the Alabama federal court on July 14, 2006. Tender of the defense of seven personal injury cases (Weaver, Et-Awil, Ferrell, Lofton, Witherspoon, Stringer and Johnson) were accepted in the fourth quarter of 2005. Damages claimed in the lawsuits have not yet been quantified. Trials have been scheduled in the Weaver case (May, 2007), the Et-Awil matter (September 2007) and the Stringer matter (October 2007).

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. The company succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, but has yet to be decided by the court.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$15 million debt outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001 and both are in the “evidentiary stage”, which is expected to be completed by mid 2007 and will be followed by filing of closing arguments by the parties. Judgment of the court of first instance in both lawsuits is expected in late 2007.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately Brazilian real 24.5 million, a sum corresponding to approximately US$11.4 million currently. There are no decisions in the first level Court. Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million).

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

Dividends and Dividend Policy

The Board expects to recommend the distribution of future returns to shareholders, the actual level of which will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments. The returns will be in the form of a dividend or par-value reduction. However, all distributions to shareholders proposed by the Board require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs. The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York, which converts the CHF amount into US Dollars for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At last year’s Ordinary General Meeting of Shareholders on April 19, 2006, it was decided to reduce the par value of the Company’s shares from CHF 5.60 by CHF 3.30 to CHF 2.30 and to repay to the shareholders CHF 3.30 per share. At this year’s Ordinary General Meeting of Shareholders on May 2, 2007, the Board will propose a dividend payment of CHF 1.60 and to reduce the par-value of the Company’s shares from CHF 2.30 by CHF 2.20 to CHF 0.10 per share and to repay to the shareholder CHF 2.20 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”. For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”. For information about taxation of repayments from par-value reduction, see Item 10 “Additional Information—Taxation”.

ITEM 9 — THE OFFER AND LISTING

Markets

Trading Markets and Price Ranges

Our shares are primarily listed on the Swiss Exchange and principally traded on the London-based virt-x, a recognized investment exchange supervised by the Financial Services Authority (FSA) in the United Kingdom, where all the Swiss blue chips have been principally traded since June 25, 2001. Our shares are also listed and traded on the New York Stock Exchange (in the form of ADSs).

Syngenta de-listed its shares from the London Stock Exchange and from the OM Stockholm Stock Exchange as of December 30, 2003. There has been no trading on these exchanges as of January 1, 2004. The information presented in the tables below represent, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on Swiss Exchange

	Price per Share in CHF
	High	Low
Annual Highs and Lows

2002	108.50	74.65
2003	86.60	57.10
2004	122.50	79.72
2005	163.50	115.48
2006	234.40	146.93
Quarterly Highs and Lows
2005
First Quarter	131.25	115.48
Second Quarter	134.00	119.50
Third Quarter	140.30	125.48
Fourth Quarter	163.50	131.90
2006
First Quarter	187.68	157.90
Second Quarter	184.64	146.93
Third Quarter	190.60	154.60
Fourth Quarter	234.40	189.10
Monthly Highs and Lows for most recent six months
2006
September	190.60	176.10
October	201.80	189.10
November	217.00	200.00
December	234.40	209.90
2007
January	239.70	224.20
February	233.20	215.30

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows

2002	13.14	9.87
2003	13.51	8.60
2004	21.40	13.16
2005	24.91	19.28
2006	38.41	24.06
Quarterly Highs and Lows
2005
First Quarter	23.01	20.15
Second Quarter	21.66	20.39
Third Quarter	22.38	19.28
Fourth Quarter	24.91	20.32
2006
First Quarter	29.20	25.19
Second Quarter	30.79	24.06
Third Quarter	31.07	24.89
Fourth Quarter	38.41	30.42
Monthly Highs and Lows for most recent six months
2006
September	31.07	28.34
October	32.24	30.42
November	35.26	31.97
December	38.41	35.22
2007
January	38.36	36.11
February	37.55	34.94

(1)	One ADS represents one-fifth of one common share of the Company.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 239,300,188, divided into 104,043,560 registered shares with a nominal value of CHF 2.30 each. All of the Syngenta shares have been issued in registered form and are fully paid.

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

Shareholders’ Meetings

Under Swiss law, an ordinary annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year. Shareholders’ meetings may be convened by the board of directors or, in exceptional circumstances, by the statutory auditors. The board of directors is further required to convene an extraordinary shareholders’ meeting if resolved by an ordinary shareholders’ meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 0.2 million (i.e. 86,957 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determined by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

At the shareholders’ meeting, shareholders pass resolutions and make elections, if not otherwise required by law, by a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and as per Syngenta’s articles of incorporation a resolution passed at a shareholders’ meeting with a supermajority of 662/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

•	changes in Syngenta’s business purpose;

•	the creation of shares with privileged voting rights;

•	restrictions on the transferability of registered shares and the removal of such restrictions;

•	an authorized or conditional increase in Syngenta’s share capital;

•
an increase in Syngenta’s share capital by way of capitalization of reserves (Kapitalerhöhung aus Eigenkapital), against contributions in kind (Sacheinlage) or for the purpose of the acquisition of assets (Sachübernahme), or the granting of special privileges;

•	the restriction or withdrawal of pre-emptive rights of shareholders;

•	a relocation of the registered office; and

•	the dissolution of Syngenta other than by liquidation (for example, by way of a merger).

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

At Syngenta’s shareholders’ meetings, shareholders may only be represented by a legal representative, by another shareholder entitled to vote based on a written proxy, proxies designated in agreements with or regulations relating to nominees, by an appointed representative of the corporate body of Syngenta (Organvertreter), the independent proxy (unabh’ngiger Stimmrechtsvertreter) or an assignee of proxy votes for deposited shares (Depotvertreter). Votes are taken on a show of hands unless the shareholders’ resolve to have a ballot or the chairman of the meeting orders such ballot.

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

Duration and Liquidation

The articles of incorporation do not limit Syngenta’s duration. Syngenta may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the Syngenta shares represented at the meeting in the event Syngenta is dissolved by way of liquidation, and (2) a super-majority of 662/3% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented at the meeting in other events (for example in a merger where Syngenta is not the surviving entity).

Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of Syngenta shares held by them.

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

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 2.30 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs. According to section 4 of the Articles of Incorporation, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

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

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 331/3% of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) set forth in the Swiss Stock Exchange Act.

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

Debt Instruments

Please refer to Note 19 to the consolidated financial statements for a description of material contracts pertaining to Syngenta’s current financial debt.

The Separation Agreements

Novartis, AstraZeneca, Syngenta and various of their affiliates entered into a series of separation agreements, each of which became effective at the completion of the Transactions, the purpose and effect of which was:

•
to achieve the separation of the historic, current and possible future liabilities of Novartis agribusiness and Zeneca agrochemicals business from the historic, current and possible future liabilities of the remaining activities of Novartis and AstraZeneca;

•
to properly allocate amongst the parties liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to AstraZeneca and Novartis shareholders or as a result of the Transactions themselves;

•	to provide for the provision of various services between Novartis, AstraZeneca and Syngenta on a transitional, and in certain instances a longer-term, basis; and

•	to ensure all affected parties have access to necessary relevant information in the future and that, where relevant, such information is subject to appropriate confidentiality provisions.

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

Exchange Controls

There are currently no Swiss laws, decrees or regulations restricting the import or export of capital or affecting the payment of dividends or other payments to holders of Syngenta shares or ADSs who are non-Swiss residents. There are no limitations relating only to non-Swiss persons under Swiss law or the Articles of Association of Syngenta on the right to be a holder of Syngenta shares or ADSs.

Taxation

This taxation summary solely addresses the material Swiss and United States tax consequences to shareholders in connection with the acquisition and disposition of Syngenta shares or ADSs. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this annual report. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. Prospective investors should consult their tax advisors regarding the particular personal tax consequences of their acquiring, owning and disposing of shares or ADSs.

Switzerland

The following is a summary of certain material tax considerations relevant to the acquisition and disposition of the Syngenta shares under Swiss tax laws. The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect.

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

Swiss resident recipients. Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the 35% withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return. The 35% withholding tax on intercompany dividends paid from Syngenta to a Swiss “parent company” may be only reported (instead of the withholding and refund procedure). This means that the dividend may be paid out gross. The reporting procedure, however only applies if the parent company holds a minimum of 20% of the capital of Syngenta and only in respect of cash dividends (not applicable for example to liquidation proceeds).

Non-resident recipients. The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial or even a full refund of the withholding tax if either the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland or the bilateral treaty between Switzerland and the European Community regarding measures equivalent to the parent subsidiary directive is applicable and the further conditions of the respective treaty are met. Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of Syngenta shares and the procedures for claiming a refund of the withholding tax. As of January 1, 2005 Swiss withholding tax on dividends may be reduced at source upon request for substantial shareholders (i.e., shareholdings of at least 20% or 25% of the capital of Syngenta, depending on the applicable double tax treaty or the bilateral treaty between Switzerland and the European Community) if certain conditions are met.

As of January 1, 2006, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

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

In addition, Switzerland concluded a double tax treaty with Serbia and Montenegro that enters into force as per January 1, 2007. Double tax treaties with Algeria, Armenia and Azerbaijan were concluded in 2006; however, these treaties are not yet ratified. Furthermore a double tax treaty with Turkey is currently in the process of being negotiated.

Residents of the United States. A non-resident holder who is a resident of the United States for purposes of the United States-Switzerland tax treaty, the “Treaty”, is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly and indirectly, less than 10% of Syngenta voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

Legal entities. Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. Payments received under a share capital reduction of Syngenta also qualify as taxable distributions received on the Syngenta shares, as far as the capital reduction is not considered as a (partial) disinvestment (reduction of the book value) in the statutory annual accounts of the legal entity holding Syngenta shares. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax reduction with respect to dividends and income on capital repayments (dividends received deduction / Beteiligungsabzug).

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

Gift and Inheritance Tax

Transfers of Syngenta shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and, in international circumstances where residency requirements are satisfied, if the applicable tax treaty were to allocate the right to tax to Switzerland.

Stamp Tax upon Transfer of Securities (Umsatzabgabe)

The transfer of the Syngenta shares, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax of 0.15% of the sales proceeds if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by a United States holder of Syngenta shares or Syngenta ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to acquire such securities. For purposes of this discussion, United States holders are beneficial owners of Syngenta shares or Syngenta ADSs that, for United States federal income tax purposes are (i) individual United States citizens or residents, (ii) corporations, or other entities taxable as corporations, organized in or under the laws of the United States or any political subdivision thereof, or (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of source. In general, if you are the beneficial owner of Syngenta ADSs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADSs. Accordingly, no gain or loss will be recognized if you exchange Syngenta ADSs for the underlying shares represented by those ADSs.

The United States Treasury has expressed concerns that parties to whom depositary shares, such as the Syngenta ADSs, are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Swiss withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not apply to United States holders that may be subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a "PFIC") for United States federal income tax purposes for 2006 and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

Distributions

A distribution received by a United States holder in respect of Syngenta shares or Syngenta ADSs (such as the put options distributed on February 22, 2006), other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

The holder must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The amount of gross income from any dividend of property other than cash will be the fair market value of that property on the date of distribution. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income. Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends received by a non-corporate shareholder are subject to tax at the reduced long term capital gain rate of 15 percent in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

Taxable dividends paid in Swiss or other foreign currency will be included in a United States holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADSs, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, US holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. United States holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into US dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, and subject to the discussion above regarding concerns expressed by the US Treasury, a United States holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Treaty on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADSs. Swiss taxes withheld in excess of a rate not exceeding the rate provided in the Treaty will not be eligible for credit against a United States holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The United States federal income tax rules relating to foreign tax credits are extremely complex. United States holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations. Alternatively, a United States holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year).

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADSs, a United States holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the Syngenta shares or Syngenta ADSs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADSs were held for more than one year at the time of disposition. A long-term capital gain of a non-corporate US Holder is generally taxed at a maximum rate of 15 percent. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a United States holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADSs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

Backup Withholding and Information Reporting

Information reporting requirements may apply to a United States holder with respect to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADSs. Backup withholding may apply to these payments if the United States holder fails to furnish its correct taxpayer identification number and certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules generally may be claimed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The global nature of our business exposes Syngenta to a range of financial and operating risks. The financial risks predominantly arise from changes in foreign exchange rates, interest rates, equity and commodity prices (i.e. market risk). Thus a financial risk management framework has been developed to mitigate, where appropriate, any negative impact this may have on the US dollar reported Group results. Since formation Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar. The risk framework comprises a Treasury policy, approved by the Board of Directors, which is binding on all affiliates where Syngenta has management control.

This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across the Group.

In accordance with the Treasury policy the Group actively monitors market risk minimising the possible impact on the financial statements through use of a variety of derivative and non derivative financial instruments. These instruments are used to economically hedge underlying risks arising from operational activity and from funding and investment positioning. The main objective being to reduce fluctuations in reported earnings and cash flows. Syngenta does not enter into any speculative derivative trades unrelated to business activity.

The Group Treasury policy sets financial risk limits which take into account the maximum tolerable loss for the Group and, as part of the risk management activity, the Group enters into derivative financial instruments to ensure that the set limits are not breached.

Details of the Group’s derivative positions as at December 31, 2006 are set out in Note 32 of the consolidated financial statements.

The notional amounts and fair values of open derivative instruments at December 31, 2006 were as follows:

Instrument types	Notional amounts US$ millions	Positive fair value US$ millions	Negative fair value US$ millions
Interest rate instruments	1,683	1	(26)
Cross currency swaps	1,277	38	-
Foreign currency forward contracts	7,531	87	(67)
Currency option contracts	659	20	(1)
Commodity forward contracts	184	6	(2)

Foreign Exchange Risks - Explanation and Risk Sensitivity Analysis

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, such as forward contracts and options, which represent agreements to exchange a defined amount in one currency for an amount in another currency at a defined exchange rate on a defined settlement date in the future. These contracts change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions.

To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts. To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts.

The following table demonstrates the sales and operating cost foreign currency exposures. The primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound and the Euro.

The split of sales and operating costs by currency for the years 2006 and 2005 was as follows:
	Sales in %		Operating costs in %
Currency	2006	2005	2006	2005
US dollar	36	37	33	33
Euro	22	24	19	20
Swiss franc	1	1	19	17
British pound sterling	2	2	11	11
Other	39	36	18	19
Total	100	100	100	100

“Other” includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs.

Financial Risk Assessment

The residual risk exposure post hedging is assessed using a variety of “Value-at-Risk” (VaR) methods. The exact method selected depends on the underlying risk itself. All VaR approaches try to recognize that holding different assets/liabilities or future cash flow exposures may actually reduce portfolio risk through the de-correlation benefits of diversification. This benefit is captured within the calculation and thus aims to holistically present portfolio risk.

Syngenta uses three different approaches to measuring exposure to market risk, and operates within pre-defined risk levels.

a)  the VaR variance-covariance method as introduced by RiskMetrics Group
b)  the Earnings-at-risk (EaR) Monte Carlo method - a variant of VaR
c)  the Earnings-at-risk (EaR) historical simulation method

The particular method selected is dependent on the data distribution characteristics for the risk exposure being measured.

Syngenta categorizes the management of currencies into transaction risk - uncommitted, transaction risk - committed and translation risk.

Transaction Risk - Uncommitted

Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges material mismatches in currency flows for a 12 month benchmark horizon using options and forward contracts to reduce operating income volatility. The approach is designed to hedge the year on year earnings transaction risk for the main currencies. The transactional flows and derivative financial instruments required to operate the program are analyzed on an ongoing basis. The remaining currency exposures are closely monitored and additional protection can, with appropriate authorization, be purchased.

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for 2007 taking into account related currency hedges. As of December 31, 2006, the total potential adverse movement for 2007 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, was US$26 million (December 31, 2005: US$45 million).

From the Earnings-at-Risk perspective the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

Transaction Risk-committed

Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to outlying affiliates. They are normally fully covered and are in the majority of cases managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units.

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2006 taking into account related currency hedges. As of December 31, 2006, the total 30-day Value-at-risk, after hedges, at the 95% confidence level was US$3 million (December 31, 2005: US$7 million).

The largest exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

Translation Risk

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta.

The translation exposure is hedged by the use of foreign denominated debt and in exceptional circumstances, foreign exchange forward contracts. The latter focuses on risk reduction for monetary items.

The translation risk can be significant, however Syngenta believes over the longer-term mean reversion tendency of currencies reduces the risk to acceptable levels. The Syngenta equity base is also deemed to be of sufficient magnitude to absorb the short to medium term impact of exchange rate movements.

As of December 31, 2006 the total 30-day Value-at-risk, after hedges, at the 95% confidence level was US$90 million (December 31, 2005: US$109 million).

The majority of the translation risk is again driven by the large investments and operations in Switzerland and the UK.

Interest Rate Risk

Syngenta is exposed to fluctuations in interest rates on its borrowings. While some of the long-term debt raised in the capital markets is kept at fixed rate, a substantial part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense through an interest Charge-at-Risk approach as applied by the RiskMetrics Group. The calculation is based on a variance-covariance approach, using a 95% confidence interval and a 12 month holding period in order to estimate its Interest Rate Risks for its forecasted debt levels.

This measure is performed quarterly. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model.

As of December 31, 2006, the 12 month Interest Charge-at-Risk at the 95% confidence level was US$8 million (December 31, 2005: US$6 million).

Other Price Risk

Commodity price fluctuations also affect parts of Syngenta’s business. The Group has exposure to energy prices - namely oil and gas and also has direct exposure to soft commodity prices. Operating in the agrochemical sector also exposes the Group to crop prices in general and these affect both reported operating results and valuation.

Syngenta uses both fixed price contracts and also derivative hedging to minimise impact of year on year commodity price changes in the Income statement. Derivative instruments traded are Over the Counter (OTC) vanilla oil and gas commodity options and exchange traded swaps and OTC soft commodity option and exchange traded futures contracts.

The group has historically entered into derivatives related to commodity exposures to a limited extent. During 2005 Syngenta also entered into some oil option derivatives to mitigate the impact of adverse price movements on Syngenta’s cost base. This activity was extended in 2006 and now comprises oil and natural gas hedging in the UK and the USA, as well as soft commodity hedging for Corn and Soybean purchases by the US Seeds business.

The hard commodity exposure is related to direct gas usage and a hedging program is in place, which reduces the Net EaR to US$7 million (December 31, 2005: US$10 million).

The soft commodity EaR is driven by the high volatility compared to other asset classes. The hedging program however reduces overall 12 month EaR at December 2006 to US$29 million (December 31, 2005: US$24 million).

In addition the group has an indirect exposure to oil. The associated operating income volatility is managed by an oil hedging program. The EaR for the outstanding oil hedges as at 31 December 2006 was US$9 million (December 31 2005: US$13 million).

Syngenta has only limited exposure to third party equities with available-for-sale securities of US$168 million at December 31, 2006.

Risk Calculation Summary Table (Net Impact)
(US$ million)	Time Horizon (Months	)	31 December 2006	31 December 2005
Foreign Exchange Risks:
Transaction Risk uncommitted - Earnings-at-Risk	12		26	45
Transaction Risk committed - Value-at-Risk	1		3	7
Translation Risk - Value-at-Risk	1		90	109
Interest Rate Risks - Interest Charge-at-Risk	12		8	6
Other Price Risks - Earnings-at-Risk	12		36	34

For further information please see Note 32 to the consolidated financial statements.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2006, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

b.
Syngenta’s Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment Management has concluded that, as of December 31, 2006, Syngenta’s internal control over financial reporting is effective based on those criteria.

Syngenta’s internal control system was designed to provide reasonable assurance to Syngenta’s Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young AG, Switzerland, an independent registered public accounting firm, who also audited our consolidated financial statements included in this annual report. Ernst & Young AG’s attestation report on Management’s assessment of our internal controls over financial reporting is included in this annual report.

c.	See report of Ernst &Young AG, an independent registered public accounting firm, included under Item 18 on page F-1.

d.
There have been no changes in our internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2006, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2005 and 2006. The following table presents information concerning fees paid to EY in each of those years.

	2005 (in million US$)	2006 (in million US$)
Audit fees(1)	8	8
Audit-related fees(2)	1	0
Tax fees(3)	1	1
All other fees(4)	0	0

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

Pre-Approval of Services Provided by Ernst & Young AG

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by EY. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2005 and 2006 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In accordance with Section 303A.06 of the New York Stock Exchange Listed Company Manual, listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Syngenta’s Audit Committee complies with Rule 10A-3, with the exception that Swiss company law requires that the external auditors be elected by the shareholders at the Shareholder’s Meeting. Syngenta’s Audit Committee prepares proposals for the appointment or removal of the external auditor for submission to the Board of Directors, which then nominates the external auditor for election by the shareholders at the Shareholders’ Meeting. Syngenta therefore relies on the exemption provided by Rule 10A-3(c)(3) for the appointment of the external auditor pursuant to home country legal or listing provisions. Syngenta does not believe that such reliance materially adversely affects the ability of the Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(4)
January-06				2,735,434
February-06				2,735,434
March-06				0
April-06				0
May-06	3,280,293	191.75	3,280,293	0
June-06				10,404,356
July-06				10,404,356
August-06				10,404,356
September-06				10,404,356
October-06				10,404,356
November-06				10,404,356
December-06				10,404,356
Total	3,280,293	191.75	3,280,293	10,404,356

(1)	Shares were purchased pursuant to publicly announced plans or programs.

(2)	The average price paid per share in US$ is based on the CHF price of CHF234 converted at the CHF/US$ spot exchange rate on the date of acquisition.

(3)
On February 9, 2006 Syngenta announced its intention to continue to pursue its progressive cash return policy. The Company, on 22 February, granted a free put option per share with an initial intrinsic value of CHF 1.50. The put option gave each shareholder the right to sell a fixed number of shares to the Company. Each put option had a maturity of three months from grant and was tradeable on the SWX Swiss exchange. On the exercise date, 98,408,790 options (98.74%) were declared for exercise resulting in Syngenta repurchasing 3,280,293 shares.

Syngenta intends to propose the 3,280,293 shares purchased under the program in 2006 for cancellation at the 2007 AGM.

(4)
On February 11, 2004 Syngenta announced a program to return over US$800 million to shareholders over the three year period expiring December 31, 2006, through a combination of a share repurchase program and a progressive dividend policy. In April 2004, at the Annual General Meeting (AGM) of shareholders, the shareholders authorized the purchase of up to 10 per cent of Syngenta’s total share capital, allowing for the commencement of the share repurchase program announced in February 2004. On February 10, 2005, Syngenta announced that the size of the program had been increased to over US$1 billion over that same three year period. On February 9, 2006, in addition to announcing the put option, Syngenta closed its second trading line under the share repurchase program initiated in 2004.

In April 2006, the AGM of shareholders confirmed the continuation of the repurchase program by approving repurchase of up to 10 per cent of Syngenta’s total capital. A new second trading line for open market repurchases was opened post settlement of the put option on May 23, 2006.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 7, 2007, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG
2.1	Deposit Agreement between The Bank of New York and Syngenta AG**
2.2	Deed of Trust dated August 18, 2006 among Syngenta Luxembourg Finance (#2) S.A., Syngenta AG and J.P. Morgan Trustee Depositary Company Limited, as Trustee
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*
4.7	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*
4.8	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.9	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.10	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*
4.16	Pension Transfer Agreement dated August 2, 2000 among Zeneca Pensions Trustee Limited, AstraZeneca PLC, Zeneca Agrochemicals Pensions Trustee Limited and Zeneca Limited*
4.17	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.18	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.20
Revolving Credit Agreement dated July 20, 2006 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Banco Santander Central Hispano S.A., Bank Austria Creditanstalt AG, Bank of America, N.A., Citibank NA, London, Credit Suisse, Deutsche Bank Luxembourg S.A., HSBC Bank plc and UBS Limited as Mandated Lead Arrangers, and the financial institutions set forth in Schedule 1 thereto

*  Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222)
** Exhibits incorporated by reference to the Registration Statement on Form 424B3 filed July 11, 2006 (File No. 333-9730)

Exhibit Number	Description of Document
4.21
Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***

4.22	Syngenta AG Executive Stock Option Plan - 10****
4.23	Syngenta Deferred Share Plan (Share Awards)****
4.24	Syngenta Corporation Employee Stock Purchase Plan‡‡‡‡
4.25	Syngenta Share Plan for Non-Executive Directors‡‡‡‡‡
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm

***  Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
**** Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)

‡  The subsidiaries of Syngenta are set forth in Note 33 to the Consolidated Financial Statements in this Annual Report
‡‡‡ Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 333-15152)
‡‡‡‡ Exhibit incorporated by reference to Registration Statement on Form S-8 filed May 12, 2005 (File No. 333-124836)
‡‡‡‡‡ Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 19, 2005 (File No. 333-130440)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Pragnell	By:	/s/ Domenico Scala

	Name: Michael Pragnell Title: Chief Executive Officer		Name: Domenico Scala Title: Chief Financial Officer

Dated: March 7, 2007

To the Board of Directors and Shareholders of Syngenta AG, Basel

Basel, Switzerland, February 7, 2007

Report of Independent Registered Public Accounting Firm

We have audited management's assessment on Internal Control over Financial Reporting, included in item 15, that Syngenta AG and subsidiaries (“Syngenta”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Syngenta maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Syngenta maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syngenta as of December 31, 2006, 2005 and 2004, and the related consolidated income statements, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended December 31, 2006 and our report dated February 7, 2007 expressed an unqualified opinion thereon and included an explanatory paragraph regarding the Company’s adoption of new accounting standards.

Ernst & Young AG

/s/ Eric Ohlund	/s/ Jürg Zürcher
Eric Ohlund	Jürg Zürcher

To the Board of Directors and Shareholders of

Syngenta AG, Basel

Basel, Switzerland, February 7, 2007

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries (“Syngenta”) as of December 31, 2006, 2005 and 2004, and the related consolidated income statements, statements of changes in shareholders' equity, and cash flow statements for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta at December 31, 2006, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRS), which differ in certain respects from U.S. generally accepted accounting principles (see note 34 to the consolidated financial statements).

As discussed in Notes 34 and 35 to the consolidated financial statements, effective December 31, 2006, the Company changed its method of accounting for pension and postretirement benefits to adopt Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. Also, as discussed in Note 34 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements”, pursuant to which the Company recorded a cumulative effect adjustment to opening retained earnings.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Syngenta’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2007 expressed an unqualified opinion thereon.

Ernst & Young AG

/s/ Eric Ohlund	/s/ Jürg Zürcher
Eric Ohlund	Jürg Zürcher

Consolidated Income Statement (for the years ended December 31, 2006, 2005 and 2004)

(US$ million except per share amounts)	Notes	2006	2005	2004
Continuing operations

Sales	4,5,6	8,046	8,104	7,269
Cost of goods sold		(3,982)	(3,950)	(3,532)
Gross profit		4,064	4,154	3,737
Marketing and distribution		(1,470)	(1,518)	(1,382)
Research and development		(796)	(822)	(809)
General and administrative		(668)	(742)	(651)
Restructuring and impairment	7	(301)	(212)	(354)
Operating income		829	860	541
Income/(loss) from associates and joint ventures	15	(11)	2	(2)

Interest income		88	104	76
Interest expense		(141)	(170)	(118)
Other financial expense		(18)	(16)	(21)
Currency gains (losses), net		51	(14)	(10)
Financial expense, net		(20)	(96)	(73)

Income (loss) before taxes		798	766	466
Income tax credit/(expense)	8	(161)	(140)	70
Income/(loss) from continuing operations	9	637	626	536

Discontinued operations
Income/(loss) from discontinued operations	3,9	—	—	(108)
Net income/(loss)		637	626	428
Attributable to:
Syngenta AG shareholders	9	634	622	460
Minority interests		3	4	(32)
Net income/(loss)		637	626	428

Basic earnings/(loss) per share
From continuing operations	9	6.46	6.22	5.16
From discontinued operations	9	—	—	(0.79)
Total	9	6.46	6.22	4.37

Diluted earnings/(loss) per share
From continuing operations	9	6.35	6.13	5.12
From discontinued operations	9	—	—	(0.78)
Total	9	6.35	6.13	4.34

Weighted average number of shares
Basic		98,165,298	100,017,271	105,208,929
Diluted		99,876,180	101,464,222	106,015,369

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet (at December 31, 2006, 2005 and 2004)

(US$ million)	Notes	2006	2005 (reclassified)	2004 (reclassified)
Assets
Current assets
Cash and cash equivalents		445	458	227
Marketable securities	11	81	4	1
Trade receivables, net	10	2,002	1,865	1,887
Income taxes recoverable		89	48	64
Other accounts receivable	10	276	316	273
Other current assets	11	272	306	765
Inventories	12	2,381	2,215	2,192
Total current assets		5,546	5,212	5,409
Non-current assets
Property, paint and equipment	13	1,957	1,887	2,188
Intangible assets	14	2,724	2,732	2,951
Investments in associates and joint ventures	15	89	93	114
Deferred tax assets	16	599	763	724
Other financial assets	17	901	715	378
Total non-current assets		6,270	6,190	6,355
Assets held for sale	25	36	2	22
Total assets		11,852	11,404	11,786
Liabilities and Equity
Current liabilities
Trade accounts payable	18	(1,568)	(1,619)	(1,466)
Current financial debts	19	(143)	(514)	(423)
Income taxes payable		(296)	(323)	(312)
Other current liabilities	20	(679)	(810)	(765)
Provisions	22	(282)	(199)	(258)
Total current liabilities		(2,968)	(3,465)	(3,224)
Non-current liabilities
Non-current financial debts	21	(1,569)	(847)	(1,117)
Deferred tax liabilities	16	(728)	(834)	(897)
Provisions	22	(893)	(827)	(870)
Total non-current liabilities		(3,190)	(2,508)	(2,884)
Commitments and contingencies	30	—	—	—
Total liabilities		(6,158)	(5,973)	(6,108)
Shareholders’ equity
Issued share capital: 104,043,560 ordinary shares:
(2005: 106,368,247 ordinary shares;
2004: 112,564,584 ordinary shares)	24	(142)	(353)	(525)
Retained earnings		(2,146)	(1,543)	(609)
Reserves:		(4,162)	(3,980)	(4,853)
Treasury shares: 6,614,409 ordinary shares:
(2005: 7,112,695 ordinary shares;
2004: 7,481,421 ordinary shares)	24	784	473	329
Total shareholders’ equity		(5,666)	(5,403)	(5,658)
Minority interests		(28)	(28)	(20)
Total equity		(5,694)	(5,431)	(5,678)
Total liabilities and equity		(11,852)	(11,404)	(11,786)

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Cash Flow Statement
(for the years ended December 31, 2006, 2005 and 2004)

(US$ million)	Notes	2006	2005	2004
Income before taxes		798	766	466
Reversal of non-cash items:
Depreciation, amortization and impairment of Property, plant and equipment	13	251	272	385
Intangible assets	14	212	201	250
Financial assets		-	19	-
Loss/(gain) on disposal of non-current assets		(31)	(15)	-
Charge in respect of share based compensation		42	37	33
Charges in respect of provisions	22	354	297	420
Net financial expenses		20	96	73
Share of net loss/(gain) from associates		11	(2)	2
Cash (paid)/received in respect of:
Interest and other financial receipts		214	131	221
Interest and other financial payments		(242)	(256)	(235)
Taxation		(167)	(133)	(128)
Restructuring costs	22, 23	(173)	(150)	(185)
Contributions to pension schemes	22	(150)	(487)	(144)
Other provisions	23	(75)	(69)	(104)
Cash flow before working capital changes		1,064	707	1,054
Change in net current assets and other operating cash flows	26	(136)	(210)	255
Cash flow from operating activities		928	497	1,309
Additions to property, plant and equipment	13	(217)	(174)	(166)
Proceeds from business disposals of property, plant and equipment		62	33	49
Purchase of intangibles, investments in associates and other financial assets		(78)	(39)	(104)
Proceeds from disposal of financial assets		55	20	15
Purchase of marketable securities		(102)	(3)	-
Proceeds from disposals of marketable securities		5	-	4
Proceeds from disposals of non-current assets held for sale		7	25	-
Investments in non-current assets held for sale	3	(1)	-	-
Business divestments		3	-	1
Business acquisitions (net of cash acquired)	3	(145)	-	(479)
Acquisitions of associates and minorities (net of cash acquired)		-	(6)	(6)
Cash flow from/(used for) investing activities		(411)	(144)	(686)
Increases in third party interest-bearing debt		656	1,195	202
Repayment of third party interest-bearing debt		(376)	(878)	(640)
Sale of treasury shares and options over own shares		72	68	45
Purchase of treasury shares		(629)	(251)	(143)
Distributions paid to group shareholders		(260)	(207)	(142)
Dividends paid to minorities		(4)	(1)	(1)
Cash flow from/(used for) financing activities		(541)	(74)	(679)
Net cash flow (used for)/from discontinued operations	3	-	-	41

(US$ million)	Notes	2006	2005	2004
Net effect of currency translation on cash and cash equivalents		11	(48)	36
Net change in cash and cash equivalents		(13)	231	21
Cash and cash equivalents at the beginning of the year		458	227	206
Cash and cash equivalents at the end of the year		445	458	227

At December 31, 2006 cash equivalents totalled US$213 million (2005: US$268 million; 2004: US$56 million).

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
(for the years ended December 31, 2006, 2005 and 2004)
(US$ million)	Par value of ordinary shares (Note 24)	Additional paid-in capital	Treasury shares, at cost	Fair Value reserves	Cumulative Translation adjustment	Retained Earnings	Total Share-holders’ Equity
January 1, 2004	667	4,119	(504)	70	345	359	5,056
Net income attributable to Syngenta AG shareholders						460	460
Purchases and Sales of treasury shares in exchange for own equity instruments			280			(276)	4
Issue of shares under employee share purchase plan			38			(6)	32
Share based compensation			-			33	33
Dividends paid to group shareholders as par value reduction	(142)						(142)
Share repurchase scheme			(143)				(143)
Cash impact of options under share repurchase scheme						9	9
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				9			9
Unrealized gains/(losses) on derivatives designated as cash flow hedges				(9)			(9)
Income taxes				(4)		30	26
Translation effects					323		323
December 31, 2004	525	4,119	(329)	66	668	609	5,658
Net Income attributable to Syngenta AG shareholders						622	622
Negative Minority Shareholders’ Equity(1)						(6)	(6)
Purchases and Sales of treasury shares in exchange for options over own shares			(481)			481	-
Issue of shares under employee share purchase plan			48		-	15	63
Share based compensation						37	37
Distributions paid to group shareholders as par value reduction	(170)	11			(48)		(207)
Share repurchase scheme			(251)				(251)
Cash impact of options under share repurchase scheme						5	5
Cancellation of treasury shares	(2)	(220)	540		(68)	(250)	-
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				(13)		3	(10)
Unrealized gains/(losses) on derivatives designated as cash flow hedges and hedges of net investments in foreign operations				(35)			(35)
Income taxes				11		27	38
Translation effects					(511)		(511)
December 31, 2005	353	3,910	(473)	29	41	1,543	5,403

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity (continued)
(for the years ended December 31, 2006, 2005 and 2004)
(US$ million)	Par value of ordinary shares (Note 24)	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained Earnings	Total Share-holders’ Equity

December 31, 2005	353	3,910	(473)	29	41	1,543	5,403
Net Income attributable to Syngenta AG shareholders						634	634
Issue of shares under employee share purchase plan			68			9	77
Share based compensation						42	42
Distributions paid to group shareholders as par value reduction	(203)	9			(66)		(260)
Share repurchase scheme			(629)			(5)	(634)
Cancellation of treasury shares	(8)	(85)	250		(42)	(115)	-
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on
available-for-sale financial assets				39			39
Unrealized gains/(losses) on derivatives designated as cash flow hedges and hedges of net investments in foreign operations				(88)			(88)
Income taxes				14		38	52
Translation effects					401		401
December 31, 2006	142	3,834	(784)	(6)	334	2,146	5,666

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity (continued)
(for the years ended December 31, 2006, 2005 and 2004)

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders’ equity, for the years ended December 31, 2006, 2005 and 2004, were US$1,038 million, US$98 million and US$809 million, respectively. Gains or losses recognized directly in equity attributable to minority interests are disclosed below.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. US$28 million of the additional paid in capital is not available for distribution.

On July 11, 2006, a distribution of Swiss francs (“CHF”) 3.30 per share was paid as a par value reduction of share capital in respect of 2005, (2005: CHF 2.70 per share paid in July 2005; 2004: CHF 1.70 per share paid in July 2004).

In addition, on February 22, 2006, the Company granted one free put option per share. Shareholders had a right to sell one share to Syngenta for every 30 options granted for an exercise price of CHF 234, representing an initial intrinsic value of CHF 1.50. On May 23, 2006, 98,408,790 options were exercised and the Company repurchased 3,280,293 shares.

The Board of Directors recommends a payment of CHF 3.80 per share to be paid partially by way of a nominal par value reduction of CHF 2.20 per share and CHF 1.60 per share from distributable equity subject to shareholder approval at the Annual General Meeting (AGM) on May 2, 2007.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2006	2005	2004
January 1	12	39	48
Gains/(losses) recognized in equity during the period	(95)	(44)	39
(Gains)/losses removed from equity and reported in net income during the period	7	9	(48)
Deferred tax	18	8	-
December 31	(58)	12	39

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2006	2005	2004
January 1	17	27	22
Gains/(losses) recognized in equity during the period	39	(3)	9
(Gains)/losses removed from equity and reported in net income during the period	-	(10)	-
Deferred tax	(4)	3	(4)
December 31	52	17	27

The following summarizes the movements in minority interest:

(US$ million)	2006	2005	2004
January 1	28	20	67
Share of result for the year	3	4	(32)
Negative Minority Shareholders’ Equity reallocated to Syngenta AG shareholders	-	6	-
Business combinations	-	(2)	(13)
Dividends paid to minorities	(4)	(1)	(1)
Currency movements	1	1	(1)
December 31	28	28	20

1. Basis of preparation of the consolidated financial statements

The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee (SIC) interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivative financial instruments and available-for-sale financial assets. These principles differ in certain significant respects from US generally accepted accounting principles (“US GAAP”). Application of US GAAP would have affected shareholders’ equity and net income for the years ended December 31, 2006, 2005 and 2004 as detailed in Note 34 to the consolidated financial statements. The accounting policies disclosed in Note 2 apply to the financial statements prepared under IFRS.

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

2. Accounting policies

Adoption of new Accounting Standards and changes in accounting policies

Syngenta adopts new Accounting Standards by following the transitional requirements of each new standard or, if there are no transitional requirements specified, by using the full retrospective application method, as required by IAS 8. Other changes in accounting policies are also implemented using the full retrospective application method. If full retrospective application of a change is impracticable, it is applied from the earliest period which is practicable. “Impracticable” means either that the retrospective effect of the change cannot be calculated after making every reasonable effort, or that to calculate it would require the use of hindsight to determine what management’s intentions or estimates would have been in prior periods.

Retrospective application requires that the results of comparative periods and the opening balances of the earliest period shown be restated as if the new accounting policy had always been applied. Prospective application requires that the new accounting policy only be applied to the results of the current and future periods and comparative periods are not restated.

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

-
IAS 19 (revised 2004),”Employee Benefits”. Syngenta continues to use the 10% corridor method of deferred recognition for actuarial gains and losses for post-employment benefits. The disclosures required by IAS 19 (revised 2004) are given in Note 27 below.

-
IFRIC 4, “Determining whether an Arrangement contains a lease”. With effect from January 1, 2006, certain contracts for the supply of goods or services to Syngenta which depend upon the use of a specific asset of the supplier are accounted for partly as a lease of that asset and partly as a supply contract. Under Syngenta’s previous policy, these contracts would have been accounted for purely as supply contracts, with all contractual payments charged to Cost of Goods sold in the income statement as the related inventories were sold. Under the new policy, if the lease embedded in the contract is classified as a finance lease, Syngenta capitalized the supplier’s asset as Property, plant and equipment in its own consolidated balance sheet, with a corresponding entry to Financial debt. Contractual payments are allocated between Cost of Goods sold, interest expense and repayment of financial debt. In 2006, the new policy increased Property, plant and equipment by US$9 million, Financial debt by US$6 million, Deferred tax liabilities by US$1 million and Shareholders’ equity by US$2 million. In the income statement, Cost of Goods sold was reduced by US$2 million, Net financial expense increased by US$1 million and Net income increased by US$1 million. There was no material effect on prior periods.

-
IFRIC 5, “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation funds”. Adoption of IFRIC 5 with effect from January 1, 2006 had no effect on these consolidated financial statements.

-
IFRS 7, “Financial Instruments: Disclosures”. Syngenta has adopted IFRS 7 early and has provided the required additional disclosures in Notes 10, 18, 19, 21 and 32 to these consolidated financial statements.

-
IFRIC 8, “Scope of IFRS 2” requires share based payment expense to be recorded when equity instruments are granted at less than fair value in situations where the goods or services received in exchange for the grant cannot be specifically identified. Syngenta has adopted IFRIC 8 early, with effect from January 1, 2006. Adoption had no effect on the consolidated financial statements.

-
IFRIC 9, “Reassessment of Embedded Derivatives”. IAS 39 requires a derivative embedded within a financial instrument to be accounted for separately to its host instrument if it is not closely related to the instrument. IFRIC 9 clarified in what circumstances the accounting for such a hybrid instrument should be re-assessed once it has been determined. Syngenta has adopted IFRIC 9 early, with effect from January 1, 2006. Adoption had no effect on these consolidated financial statements.

-
IFRIC 10, “Interim Financial Reporting and Impairment”. Under IFRIC 10, if an impairment of goodwill, an available-for-sale equity instrument, or a financial asset measured at amortized cost is reported in interim financial statements during a year, it may not be reversed in a later interim period or in the annual financial statements at the year end, even if conditions at that later date would support an increased valuation of the asset. Syngenta has adopted IFRIC 10 early, with effect from January 1, 2006. Because Syngenta’s previous accounting policy already complied with IFRIC 10, adoption had no effect on the consolidated financial statements.

-
IFRIC 11, “IFRS 2 - Group and Treasury Share Transactions”. IFRIC 11 clarified that share based payment transactions in which an entity receives services as consideration for its own equity instruments are accounted for as equity-settled, regardless of whether the entity repurchases its equity instruments from a third party in order to settle the transaction. IFRIC 11 also establishes how subsidiaries should account for grants of parent company equity instruments to their employees. Syngenta has adopted IFRIC 11 early, with effect from January 1, 2006. Adoption had no effect on the consolidated financial statements.

-
On the face of the consolidated balance sheet, deferred tax assets and deferred tax liabilities have been netted against each other within the same taxable entity. Previously, they were netted only where they related to the same balance sheet item. This adjustment has reduced the amounts of deferred tax assets and deferred tax liabilities disclosed in the consolidated balance sheet, and total assets and total liabilities, by US$269 million, US$204 million and US$222 million as at December 31, 2006, 2005 and 2004 respectively, as shown in Note 16 below.

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

Associates and joint ventures

Associates are those enterprises in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has an equity investment of between 20% and 50%. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both Associated and Joint Ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s share of the total recognized gains and losses of associates and joint ventures and of their net assets, on separate lines in the consolidated income statement and balance sheet, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate is recognized as goodwill.

Other investments

Other investments held by Syngenta, including venture capital investment portfolios are classified as being available-for-sale and are stated at fair value. The fair value of quoted investments is based on the quoted price and is adjusted to take account of any restrictions which do not apply to the investments traded in the market - for example, a lock-up period. Any resultant unrealized gain or loss resulting from revaluing the investment to fair value is recognized in shareholders’ equity. On disposal of an investment, accumulated unrealized gains or losses are transferred from equity and recognized in the income statement, in the period in which the disposal occurs. In the event that an investment is considered to be impaired, accumulated unrealized losses are transferred from equity and recognized in profit or loss, and any additional impairment losses are also recognized in profit or loss, in the period in which the impairment is identified.

Transactions eliminated on consolidation

Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation. Profits on transactions between Syngenta and its Associates and Joint Ventures are eliminated in proportion to Syngenta’s ownership share in the associate or Joint Venture.

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

In certain markets, sales terms allow customers the option of a one time, non repeatable extension of credit, for a defined additional period, in respect of a defined proportion of purchases they have made during a defined period, if the customers still have the inventories on hand on expiry of the initial agreed credit period. Customers have no right to return these inventories, and must pay unconditionally when the additional credit period expires. In accordance with IAS 18, revenue for these sales is recognized on product delivery. The US GAAP accounting treatment of these sales is described in Note 34 below.

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

Syngenta periodically enters into prepayment contracts with customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as liabilities and presented as part of trade accounts payable. Revenue associated with advance payments is recognized as shipments are made and title, ownership, and risk of loss pass to the customer.

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

Foreign currencies

The consolidated financial statements are presented in US dollars.

With certain exceptions, each Syngenta subsidiary uses its local currency as its measurement currency.

Monetary assets and liabilities denominated in foreign currencies are translated into the local currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into local currency at the foreign exchange rate ruling at the date of the transaction. Foreign currency transactions are translated to the relevant local currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements. Equity loans are intercompany monetary items which form part of Syngenta’s net investment in the borrowing subsidiary.

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

Costs of purchasing patent rights are capitalized as intangible assets. Costs of applying for patents for internally developed products, costs of defending existing patents and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

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

Inventories

Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances have been made for inventories with a net realizable value less than cost, or which are slow moving. Unsaleable inventory has been fully written off. Inventories of biological assets, principally young plants and cuttings in the Seeds flowers business, are valued at fair value less estimated point of sale costs.

Property, plant and equipment

Property, plant and equipment have been valued at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. The land held under long-term lease agreements relates to upfront payments to lease land on which certain of Syngenta’s buildings are located. The buildings related to the long-term lease agreements are depreciated over the lesser of the life of the lease and that of the related assets. Additional costs, which extend the useful life of the property, plant and equipment, are capitalized and depreciated over the revised remaining useful life of the asset. When components of an asset are replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the asset of which it is part. Financing costs associated with the construction of property, plant and equipment are not capitalized. Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease, and depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life. This accounting treatment is also followed when a purchasing contract is deemed to contain a lease of the property, plant and equipment used by the supplier to fulfil its agreement with Syngenta. A contract is deemed to contain a lease when the supplier can fulfil it only by using a specific asset solely to supply Syngenta and the contract price is neither fixed per unit of output nor does it represent a market price.

The operation of Syngenta’s chemical manufacturing assets over an extended period may result in contamination at the sites on which the assets are located. Where there is an obligation to remediate, Syngenta recognizes the costs of restoring the site as an addition to the cost of the asset and as a liability in the period in which they are incurred or, if they cannot be reliably measured at that time, in the earliest period in which they can be reliably measured. These costs are discounted where the time value of money is material.

Intangible assets other than goodwill

Intangible assets, except for goodwill, are valued at cost less accumulated amortization and any impairment losses. All intangible assets other than goodwill are assigned a finite life.

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Product rights and related supply agreements	5 to 20 years
Trademarks and patents	10 to 20 years
Software	3 to 5 years
Customer relationships	10 to15 years
In process Research and Development	10 to11 years
Others	3 to15 years

Useful lives for individual assets are determined based on the nature of the asset, its expected use, the length of the legal agreement or patent and the period over which the asset is expected to generate economic benefits for Syngenta (“economic life”).

Patents and trademarks are amortized on a straight-line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Business combinations give Syngenta access to the distribution channels and customer relationships of the acquired business. These relationships continue to generate economic benefit to Syngenta following the acquisition. The useful life of customer relationships is determined from management estimates of customer attrition rates.

Under IFRS 3, “In-Process Research & Development (IPR&D)”, is valued as part of the process of allocating the purchase price in a business combination. IPR&D is recorded separately from goodwill and is allocated to cash-generating units. It is assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life. IPR&D on business combinations agreed before March 31, 2004, to which IFRS 3 has not been applied, is included in goodwill for IFRS purposes. As required by the transitional rules, IPR&D has already been separately capitalized for IFRS purposes for all business combinations after March 31, 2004.

Any value attributable to long-term supply agreements at preferential terms is amortized as part of Cost of Goods sold over the period of the supply agreement.

A one year reduction in the useful lives of all intangible assets other than software would increase amortization expense by US$31 million.

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

Impairment of non-current assets

Goodwill is tested annually for impairment. Other non-current assets which are not classified as held for sale, including recognized intangible assets, are reviewed at each balance sheet date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of net selling price or value-in-use and recognizes an impairment loss in the income statement for the amount by which the asset’s carrying value exceeds its recoverable amount. Value-in-use is estimated as the present value of future cash flows expected to result from the use of the asset and its eventual disposal, to which an appropriate pre-tax discount rate is applied reflecting current assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are identifiable cash flows. Future cash flows are based on forecasts approved by management. Considerable management judgement is necessary to estimate discounted future cash flows. Accordingly, actual results could vary from such estimates. If value-in-use increases after impairment losses have been recorded, the impairment loss is not reversed for goodwill, but is reversed for other non-current assets. The amount reversed is limited so that the increased asset carrying amount does not exceed the amount that would have been recognized had no impairment been recorded.

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

Deferred tax on share based compensation awards is based on the tax deduction, if any, which would be obtained if the Syngenta AG share price at the period end was the tax base for the award. Deferred tax on unvested awards is recognized ratably over the vesting period. Deferred tax on awards already vested is recognized immediately. Any income tax benefit recorded in the income statement is limited to the tax effect of the cumulative pre-tax compensation expense recorded. The tax benefit may exceed this amount in some circumstances. The excess tax benefit is treated as the result of a transaction with shareholders rather than with employees, and is recorded within shareholders’ equity.

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

Derivative instruments over Syngenta AG Shares

Purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation schemes, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders’ equity at fair value at the date the instrument is issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in equity. For put options granted to shareholders which meet the above criteria, a liability is recorded at the grant date equal to the amount payable on exercise, discounted where the time value of money is material. Shareholders’ equity is reduced by the same amount. On exercise of the put option, this liability is eliminated through the repurchase of shares. Options which do not meet the above criteria are accounted for as derivative financial assets or liabilities, and revalued to fair value, with gains and losses recognized in net income.

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

Financial instruments

Financial assets and liabilities are recognized when Syngenta becomes a party to the financial instrument. Non-derivative financial liabilities other than borrowings are stated at amortized cost. Derivative financial liabilities are restated to fair value at each reporting date. Available-for-sale financial assets and derivative financial assets are stated initially at cost and subsequently restated to fair value at each reporting date. Unrealized gains and losses on available-for-sale financial assets are recognized directly in shareholders’ equity until disposal of the asset or until it is impaired. An impairment loss is recorded in the income statement if there is a significant or prolonged decline in the fair value of an available-for-sale financial asset below its original cost. Impairment losses for equity securities available-for-sale are not reversed if fair value subsequently increases; the increase is recognized as an unrealized gain in shareholders’ equity.

Derivatives embedded in non-derivative contracts are accounted for separately only if they are not closely related to the host contract. Otherwise, the contract is accounted for as a whole, based on its nature.

Regular way purchases and sales of financial assets are accounted for at settlement date.

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

Movements in fair value of financial instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction occurs. At this time, the cumulative movement in fair value of the hedge is transferred to the income statement and classified either within financial expense, net or within operating income, depending on whether a financing or a trading exposure is being hedged. Subsequent movements in the fair value of such hedges are recognized in net income. Realized and unrealized gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the related third party foreign currency transactions or flows are recognized in profit or loss. Realized and unrealized gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in the income statement and are classified within financial expense, net. Gains and losses on commodity derivatives are classified within cost of goods sold as they are recognized in the income statement.

Movements in the fair value of financial instruments that hedge risks from net investments in foreign operations are recognized in equity until disposal of the underlying investment. Movements in financial instruments designated as hedges of the fair value of bond liabilities are included in the income statement where they offset changes in the fair value of the underlying debt.

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

Provisions

A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to third parties as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.

Environmental provisions

Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date. Environmental costs are capitalized as part of property, plant and equipment where they are expected to increase the economic benefits flowing from the use or eventual disposal of the asset, or when they represent an obligation to remediate at the end of the asset’s life and are recoverable from future economic benefits of using the asset. In all other cases, they are expensed.

Additional environmental remediation costs and provisions may be required were Syngenta to decide to close certain of its sites. Syngenta’s restructuring programs have involved closure of several sites to date. Remediation liabilities are accounted for as restructuring provisions and recognized when the site closure has been announced. In the opinion of Syngenta, it is not possible to estimate reliably the costs that would be incurred on eventual closure of its continuing sites, where there is no present obligation to remediate, because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required on their eventual closure.

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

Pension funds, post-retirement benefits, other long-term employee benefits and employee share participation plans

(a) Defined benefit pension plans

The liability in respect of defined benefit pension plans represents the defined benefit obligation calculated by independent actuaries using the projected unit credit method. This method allocates the estimated total final cost of the pension, including future estimated salary and pension increases, to past and future service periods.

The defined benefit obligation is measured as the present value of the proportion of the estimated final pension payments attributed to employee service rendered up to the balance sheet date. The amount charged to the income statement, representing the estimated cost of employee service during the period less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are measured at their fair values. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2004).

(b) Post-retirement benefits other than pensions

Certain operations provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents. The liability in respect of these benefits represents the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the future cash flows. The benefit expense is included in the personnel expenses of the various functions. Significant gains or losses arising from experience effects and changes in actuarial assumptions are charged or credited to income over the service lives of the related employees to the extent to which they fall outside the 10% corridor permitted under IAS 19 (revised 2004).

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

(d) Employee share participation plans

The fair value of equity-settled share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award and the award has been approved by the Compensation Committee. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of share awards and unvested shares which do not carry dividend rights until vesting is reduced by the present value of the expected dividends to which the holder will not be entitled during the deferral or vesting period. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options which actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members’ choice is known. The terms of the relevant share plan with such an alternative are such that the fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

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

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a material extent, the active ingredients concerned are grouped together into a single CGU because separate cash flows can be more accurately identified at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows, because the international nature of the supply chain results in the benefits from stronger local sales being shared with supplying subsidiaries. Conrad Fafard, Inc., acquired during 2006, has been treated as a separate CGU.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta’s corn and soy business in NAFTA1 is regarded as a separate CGU following the Advanta and Golden Harvest acquisitions because of its size relative to the Syngenta Seeds business as a whole.

Foreign currency translation of intercompany funding

Syngenta uses several different forms of financing the operations of its subsidiaries, depending on the requirements of each subsidiary and legal and fiscal requirements in the countries of the lending and borrowing subsidiary. Where loans are made between two subsidiaries with different functional currencies, currency translation differences arise in one or both subsidiaries. In accordance with IAS 21, in cases where these loans are considered part of Syngenta’s net investment in the subsidiary, all currency translation differences are recognized in shareholders’ equity. As market conditions and the circumstances of the subsidiaries change over time, these loans may be repaid in part or in full, IAS 21 requires the currency translation differences to be recycled from shareholders’ equity and included in net income when a loan is repaid, and also if the subsidiary’s operations are abandoned or divested. Loans made to finance working capital are not accounted for by Syngenta as part of its investment in a subsidiary, and all currency translation differences on such loans are recognized in net income as they arise. Loans are only considered part of Syngenta’s net investment in the subsidiary where they are not expected to be repaid in the foreseeable future. If a loan is partially repaid, but the remaining loan balance is not expected to be repaid in the foreseeable future, Syngenta recycles the cumulative currency translation difference in proportion to the loan principal amount repaid, compared to the total amount outstanding before the repayment. For the years ended December 31, 2006, 2005 and 2004, the amount of currency translation differences recycled into net income were gains of US$44 million, losses of US$11 million and losses of US$10 million respectively. Recycled amounts are presented within financial expense, net in the income statement.

Property, plant and equipment asset lives

IAS 16 requires an annual re-assessment of the useful lives of Property, plant and equipment. Changes in the estimated useful lives of assets are accounted for prospectively, so that only the depreciation expense to be charged in future periods is affected. Syngenta’s strategy for locating manufacturing operations is influenced by the relative cost efficiency of different locations. As a result, the current use of certain existing assets may or may not change in future. This may affect depreciation expense of future periods. The depreciation period chosen is never greater than the expected physical or economic lives of these assets. If proposed asset lives as from January 1, 2007 had been applied during 2006, 2006 depreciation expense would have reduced by approximately US$8 million.

Post-employment benefits

IAS 19, “Employee Benefits”, (revised 2004) allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred, and requires them to be amortized over future employee service only to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition, either within or outside the income statement is also permitted. In common with the majority of European IFRS preparers, Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition within or outside income, the unrecognized losses of US$730 million for pensions and US$36 million for other post-retirement benefits disclosed in Note 27 below would have been recognized in, and would have reduced, previous years’ results of operations or retained earnings respectively.

During 2006, Syngenta and the Trustees of its UK Pension fund changed the rules of the fund to allow members to take advantage of the increased tax-free lump sum benefits which the UK Finance Act 2004 now allows to be taken when they start to receive retirement benefits. Syngenta has valued its UK pension liabilities on the assumption that most members will take the larger maximum lump sum which is now permitted, and will consequently receive a lower annual pension. Syngenta has accounted for this change as a settlement of a proportion of its pension obligation for IFRS. A settlement gain of US$45 million has been recorded in 2006 net income.

Segmental reporting

Syngenta’s Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment. Syngenta will continue to review its reportable segments on an annual basis to determine whether additional segments should be separately identified and reported.

Critical accounting estimates

Impairment review

Goodwill at December 31, 2006 was US$1,138 million of which US$720 million is allocated to Crop Protection and US$418 million to Seeds. Other intangible assets, mainly representing product rights, were US$1,586 million, of which US$1,481 million is allocated to Crop Protection, US$99 million to Seeds, and US$6 million to Plant Science. The recoverable amount for goodwill has been determined based on value in use, calculated from forecast cash flows, using pre-tax discount rates of 10% except for one cash generating unit where 25% was used (2005: 8% to 10%; 2004: 10%). Product life cycles in the crop protection industry exceed five years. Five year management cash flow forecasts have been extrapolated to ten years including a terminal value where appropriate. Zero or declining growth rates have been used for the extrapolated period.

Of the Crop Protection goodwill of US$720 million, US$549 million arose on acquisition of Zeneca agrochemicals business, and has been reviewed at the total Crop Protection level, because this is the lowest level at which Syngenta monitors this goodwill for internal management purposes. US$171 million of goodwill which arose on other acquisitions has been reviewed as part of various individual cash generating units. Of the Seeds goodwill, US$317 million arose on the acquisition of Garst and Golden Harvest, and has been reviewed as part of the Seeds NAFTA corn and soy cash generating unit.

In the opinion of management, reasonably possible changes to assumptions about future sales performance would cause the recoverable amount of one cash generating unit to fall below that unit’s carrying amount by up to US$6 million. Recoverable amount as estimated for that unit as at September 30, 2006 is approximately equal to its carrying amount of US$6 million. The effect of a 1% change in discount rate on the recoverable amount is not material.

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

Restructuring

In February 2004, Syngenta announced a restructuring program known as “operational efficiency”. An element of this program involves the rationalization of production sites, including the relocation of certain manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded, in 2007 and future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year. At December 31, 2006, Syngenta’s balance sheet included property, plant and equipment with a net book value of US$1,957 million, as disclosed in Note 13 below.

Deferred Tax Assets

Tax losses are recognized as deferred tax assets when it becomes probable that they will be utilized. Based on the taxable profit forecasts approved by management, Syngenta considers it is now more likely than not that these tax losses will be recovered. However, if forecast profits are reduced by adverse market conditions in the future, or by future restructuring decisions, it may be necessary to write off deferred tax assets. Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result. At December 31, 2006, Syngenta’s balance sheet included deferred tax assets of US$65 million for net operating losses, as disclosed in Note 16 below.

IFRS and US GAAP require Syngenta to consider any tax planning opportunities available to it when determining whether deferred tax assets are recoverable from future taxable profits. The recoverability of certain deferred tax assets recognized at December 31, 2005 has been supported by tax planning actions taken by Syngenta in 2006.

Uncertain tax positions

Syngenta’s policy is to comply fully with applicable tax regulations in all jurisdictions in which Syngenta’s operations are subject to income taxes. However, Syngenta and the relevant tax authorities may have different interpretations of how the regulations should be applied to actual transactions.

Syngenta’s estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by Syngenta’s subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include Syngenta’s best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which Syngenta may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect current income tax expense, net income, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta has insufficient historical data to quantify accurately the amount of any future changes which may be required to the current income tax liability as a result of any settlements with tax authorities which may occur within the next financial year. At December 31, 2006, Syngenta’s balance sheet included assets of US$89 million and liabilities of US$296 million, shown separately on the face of the balance sheet, for current income taxes.

Post-employment benefits

Post-employment benefit expense for 2007 will be determined based on the same discount rate, salary and pension increase, mortality, disability and employee turnover assumptions as used in valuing the benefit obligation at December 31, 2006, and on the assumed long-term expected rate on pension plan assets. These key assumptions are disclosed in Note 27 below, as are the experience variances which arose in the past five years between actual outcomes and the assumptions applied in each respective year. Assumptions used to value the benefit obligation as at December 31 are reviewed annually, and updated based on actual experience when appropriate. In this five year period, variances were caused principally by external financial market movements in the corporate bond yields used to benchmark the discount rate, and in asset prices which affected the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances. Variances may also arise from higher or lower employee turnover and from higher or lower mortality than currently estimated. Syngenta’s mortality assumptions are set after considering the most recent statistics available, and whether any trends apparent from these statistics are likely to continue into the future. UK citizens born between 1928 and 1945 currently show lower mortality than those born before or after this period. Syngenta has assumed that the mortality of this section of its UK pension fund members will continue to be lower than that of older members at the equivalent age until 2018. This is referred to as the ‘medium cohort effect’. Syngenta has also assumed that the recent trend of increasing longevity will continue into the future, so that the pension which will become payable to younger members on their retirement will be paid for longer than older members’ pensions. Mortality assumption changes made in 2006 have increased the projected benefit obligation at December 31, 2006 by US$73 million. The mortality assumptions used to value the Swiss pension liabilities were updated in 2006. This has increased the projected benefit obligation at December 31, 2006 by US$32 million. These changes for Switzerland and the UK will result in additional amortization expense of US$6 million in 2007, assuming Syngenta continues to apply the corridor method as well as additional service and interest cost of US$5 million. This is offset by the favorable effect of asset performance in 2006 and changes in discount rates.

Where members have a choice of when they start drawing retirement benefits or a choice between receiving benefits in the form of a lump sum or as annual pension, Syngenta has valued its pension liabilities on the assumption that the choices made by members who will retire in future will be consistent with choices made by members who retired in 2006.

Syngenta has applied the corridor method, under which variances are spread prospectively over average remaining employee service. This limits the impact of variances on the reported net income and net assets of each individual accounting period. At December 31, 2006, Syngenta’s balance sheet included assets of US$616 million and liabilities of US$214 million and US$37 million for post-employment benefits (Note 27 below).

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

The following significant changes were made during 2006, 2005 and 2004.

Acquisitions 2006

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (“EGV”), for cash. On August 1, 2006, Conrad Fafard, Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders. In addition, Syngenta settled US$14 million of financial debts and certain other liabilities of Fafard on August 2, 2006. Goodwill arising on the EGV acquisition was US$3 million. Goodwill arising on the Fafard acquisition is provisionally estimated to be US$36 million. Because of the timing of the acquisition transaction in the second half of 2006 and of integration activities the Fafard purchase price allocation will be finalized in 2007. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders Pty Ltd (LRPB) that it did not already own. LRPB has been accounted for as an asset held for resale. The aggregate cash cost of these acquisitions was US$148 million including direct acquisition costs of US$3 million. The assets and liabilities recognized in these business combinations were as follows:

(US$ million)	Pre-acquisition carrying amount	Adjustments	Fair values
Cash and cash equivalents	2	-	2
Trade receivables	16	-	16
Other receivables	1	-	1
Other current assets	1	-	1
Inventories	23	11	34
Property, plant and equipment	31	9	40
Intangible assets	1	67	68
Deferred tax assets	2	8	10
Other financial assets	1	-	1
Assets held for resale	-	-	-
Trade accounts payable	(6)	-	(6)
Financial debts	(16)	-	(16)
Current income taxes payable	1	-	1
Other current liabilities	(2)	-	(2)
Provisions	(4)	-	(4)
Deferred tax liabilities	(3)	(36)	(39)
Net assets acquired	48	59	107

In respect of Fafard, the most important factors contributing to the recognition of goodwill are the ability to combine Fafard’s peat products with Syngenta’s chemical products to present an enhanced offer to customers via Syngenta’s distribution network, and the barriers to entry into the peat extraction business.

The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2006:

(US$ million)	2006
Syngenta consolidated pro forma sales (unaudited)	8,101
Syngenta consolidated pro forma net income (unaudited)	635

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

The assets and liabilities recognized in these business combinations in 2004 were as follows, in US$ million:

	Garst Fair value Adjustments			Golden Harvest Fair value Adjustments			Other acquisitions Fair value			TOTAL Fair value
2004	Carrying amount	(final)	Fair values	Carrying amount	(final)	Fair value	Carrying amount	Adjust-ments	Fair values	Carrying amount	Adjust-ments	Fair values
Cash and cash equivalents	60	-	60	33	-	33	-	-	-	93	-	93
Trade receivables	73	-	73	49	-	49	1	-	1	123	-	123
Other receivables	15	(4)	11	1	-	1	-	-	-	16	(4)	12
Other current assets	-	-	-	4	-	4	-	-	-	4	-	4
Inventories	44	18	62	48	5	53	1	-	1	93	23	116
Property, plant & equipment	33	9	42	26	6	32	2	-	2	61	15	76
Intangible assets	-	42	42	-	25	25	-	-	-	-	67	67
Associates	-	-	-	-	-	-	(1)	-	(1)	(1)	-	(1)
Deferred tax assets	13	-	13	8	1	9	-	-	-	21	1	22
Assets held for resale	195	-	195	-	-	-	-	-	-	195	-	195
Trade accounts payable	(32)	-	(32)	(72)	-	(72)	(1)	-	(1)	(105)	-	(105)
Financial debts	(72)	-	(72)	(24)	-	(24)	-	-	-	(96)	-	(96)
Income taxes payable	(7)	(2)	(9)	(1)	-	(1)	-	-	-	(8)	(2)	(10)
Other current liabilities	(4)	(6)	(10)	(15)	-	(15)	-	-	-	(19)	(6)	(25)
Provisions	-	-	-	(2)	(3)	(5)	-	-	-	(2)	(3)	(5)
Other liabilities	-	(11)	(11)	-	-	-	-	-	-	-	(11)	(11)
Deferred tax liabilities	(7)	(20)	(27)	(6)	(13)	(19)	-	-	-	(13)	(33)	(46)
Net assets acquired	311	26	337	49	21	70	2	-	2	362	47	409
Minority interest	(6)	(2)	(8)	(5)	(2)	(7)	1	-	1	(10)	(4)	(14)
Syngenta AG shareholders’ interest	305	24	329	44	19	63	3	-	3	352	43	395
Purchase price			582			187			6			775
Goodwill			253			124			3			380
2004 Post-acquisition profit/(loss) of acquiree			(29)			(36)			(6)			(71)

The seeds business is highly seasonal. The Garst and Golden Harvest acquisitions were made at the end of the 2004 selling season. 2004 post-acquisition losses result from this seasonal effect and are not indicative of full year performance.

The net cash outflow on the acquisitions was as follows:

(US$ million)	Advanta	Golden Harvest	Other	Total
Purchase price	(582)	(187)	(6)	(775)
Cash acquired	60	33	-	93
Proceeds from assets purchased exclusively for resale	195	-	-	195
	(327)	(154)	(6)	(487)

Pro forma disclosures for Post-combination Syngenta group:

The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2004.

(US$ million)	2004
Syngenta consolidated pro forma sales (unaudited)	7,530
Syngenta consolidated pro forma net income (unaudited)	455

The most important factor contributing to the recognition of goodwill is Syngenta’s announced intention to achieve annual operating cost reductions from integrating the acquired Garst and Golden Harvest businesses with its existing NAFTA corn and soy seeds business, and to achieve revenue benefits from planned introductions of new products. It is also expected that Syngenta’s growth in this market will provide direct benefit to the Crop Protection segment, to which US$60 million of the goodwill has been allocated.

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

(US$ million)	2006	2005	2004 (until disposal)
Sales	-	-	60
Cost of goods sold	-	-	(50)
Gross Profit	-	-	10
Marketing and distribution	-	-	(9)
Research and development	-	-	(1)
General and administrative	-	-	(1)
Restructuring and impairment	-	-	(50)
Operating income	-	-	(51)
Financial income	-	-	-
Income/(loss) before tax from operations	-	-	(51)
Income tax expense on income/(loss) from operations	-	-	1
Income/(loss) after tax	-	-	(50)
Loss on remeasurement to disposal value	-	-	(58)
Income tax expense on disposal	-	-	-
Net income/(loss) from discontinued operations	-	-	(108)
of which:
Attributable to Syngenta AG shareholders	-	-	(83)
Attributable to minority interests	-	-	(25)

The cash flows attributable to SF-Chem AG were as follows:

(US$ million)	2006	2005	2004 (until disposal)
Cash inflow from operating activities	-	-	8
Cash outflow from investing activities	-	-	(7)
Cash inflow from financing activities	-	-	11
Dividends paid to minority shareholders	-	-	(17)
Cash flows excluding disposal proceeds			(5)
Disposal proceeds received by Syngenta AG	-	-	46
Net consolidated cash flows	-	-	41
After elimination of:	-	-
Dividends paid to Syngenta AG	-	-	(52)

There was no significant balance of cash in SF Chem at the date of divestment. The balance sheet of SF Chem as at September 30, 2004, is summarised below.

(US$ million)	2004
Long-term assets	122
Current assets	50
Long-term liabilities	(37)
Current liabilities	(64)
Equity	71

4. Segmental breakdown of key figures 2006, 2005 and 2004

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

Plant Science

Syngenta’s Plant Science reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment.

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

4. Segmental breakdown of key figures 2006, 2005 and 2004 (continued)

2006(US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Total segment sales	6,378	1,743	2	-	8,123
Less sales to other segments	(77)	-	-	-	(77)
Third party segment sales	6,301	1,743	2	-	8,046
Cost of goods sold	(3,049)	(894)	(2)	(37)	(3,982)
Gross profit	3,252	849	-	(37(1))	4,064
Marketing and distribution	(1,037)	(429)	(4)	-	(1,470)
Research and development	(490)	(232)	(74)	-	(796)
General and administrative	(549)	(106)	(13)	-	(668)
Restructuring and impairment	(275)	(38)	12	-	(301)
Operating income/(loss) - continuing operations	901	44	(79)	(37)	829
Net income/(loss) from discontinued operations	-	-	-	-	-
Included in the above operating income from continuing operations are:				-
Personnel costs	(1,334)	(472)	(23)	-	(1,829)
Depreciation of property, plant and equipment	(188)	(38)	(3)	-	(229)
Impairment of property, plant and equipment	(22)	-	-	-	(22)
Amortization of intangible assets	(141)	(22)	(3)	-	(166)
Impairment of intangible assets	(43)	-	(3)	-	(46)
Income/(loss) from associates and joint ventures	(2)	-	(9)	-	(11)
Other non-cash items including charges in respect of provisions	(368)	(47)	15	-	400
Total assets	8,466	1,972	142	1,272	11,852
Liabilities	(2,589)	(726)	(7)	(2,836)	(6,158)
Included in total assets are:
Total property, plant and equipment	1,638	294	25	-	1,957
Additions to property, plant and equipment	232	62	3	-	297
Additions to intangible assets	185	30		-	215
Total investments in associates and joint ventures	68	20	1	-	89

Assets and liabilities unallocated at December 31, 2006 are:

(US$ million)	Unallocated
Cash and cash equivalents	445
Income taxes recoverable	89
Financial derivatives (Note 11)	39
Deferred tax assets (Note 16)	599
Marketable securities	100
Other current assets	-
Total assets	1,272
Current financial debt (Note 19)	(143)
Income taxes payable	(296)
Financial derivatives (Note 20)	(26)
Non current financial debts (Note 21)	(1,569)
Deferred tax liabilities (Note 16)	(728)
Other current liabilities	(74)
Total liabilities	(2,836)

4. Segmental breakdown of key figures 2006, 2005 and 2004 (continued)

2005 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Total segment sales	6,330	1,797	-	-	8,127
Less sales to other segments	(23)	-	-	-	(23)
Third party segment sales	6,307	1,797	-	-	8,104
Cost of goods sold	(3,010)	(940)	-	-	(3,950)
Gross profit	3,297	857	-	-	4,154
Marketing and distribution	(1,106)	(408)	(4)	-	(1,518)
Research and development	(509)	(213)	(100)	-	(822)
General and administrative	(557)	(169)	(16)	-	(742)
Restructuring and impairment	(129)	(50)	(33)	-	(212)
Operating income/(loss) - continuing operations	996	17	(153)	-	860
Net income/(loss) from discontinued operations		-	-	-	-
Included in the above operating income from continuing operations are:
Personnel costs	(1,286)	(415)	(25)	-	(1,726)
Depreciation of property, plant and equipment	(209)	(40)	(3)	-	(252)
Impairment of property, plant and equipment	(22)	2	-	-	(20)
Amortization of intangible assets	(177)	(19)	(2)	-	(198)
Impairment of intangible assets	(3)	-	-	-	(3)
Income/(loss) from associates and joint ventures	-	1	1	-	2
Other non-cash items including charges in respect of provisions	(253)	(49)	(17)	-	(319)
Total assets (reclassified)	8,135	1,820	101	1,348	11,404
Liabilities (reclassified)	(2,571)	(793)	(25)	(2,584)	(5,973)
Included in total assets are:
Total property, plant and equipment	1,584	264	39	-	1,887
Additions to property, plant and equipment	136	14	4	-	154
Additions to intangible assets	25	15	-	-	40
Total investments in associates and joint ventures	68	21	4	-	93

Assets and liabilities unallocated at December 31, 2005 are:

(US$ million)	Unallocated
Cash and cash equivalents	458
Income taxes recoverable	48
Financial derivatives (Note 11)	79
Deferred tax assets (Note 16) (reclassified)	763
Other current assets	-
Total assets (reclassified)	1,348
Current financial debt (Note 19)	(514)
Income taxes payable	(323)
Financial derivatives (Note 20)	(40)
Non current financial debts (Note 21)	(847)
Deferred tax liabilities (Note 16) (reclassified)	(834)
Other current liabilities	(26)
Total liabilities (reclassified)	(2,584)

4. Segmental breakdown of key figures 2006, 2005 and 2004 (continued)

2004 (US$ million)	Crop Protection	Seeds	Plant Science	Unallocated	Total
Total segment sales	6,042	1,239	-	-	7,281
Less sales to other segments	(12)	-	-	-	(12)
Third party segment sales	6,030	1,239	-	-	7,269
Cost of goods sold	(2,922)	(610)	-	-	(3,532)
Gross profit	3,108	629	-	-	3,737
Marketing and distribution	(1,040)	(339)	(3)	-	(1,382)
Research and development	(499)	(186)	(124)	-	(809)
General and administrative	(539)	(99)	(13)	-	(651)
Restructuring and impairment	(317)	(25)	(12)	-	(354)
Operating income/(loss) - continuing operations	713	(20)	(152)	-	541
Net income/(loss) from discontinued operations	(108)	-	-	-	(108)
Included in the above operating income from continuing operations are:
Personnel costs	(1,290)	(353)	(62)	-	(1,705)
Depreciation of property, plant and equipment	(208)	(38)	(4)	-	(250)
Impairment of property, plant and equipment	(122)	(10)	(3)	-	(135)
Amortization of intangible assets	(229)	(17)	(2)	-	(248)
Impairment of intangible assets	-	(2)	-	-	(2)
Income/(loss) from associates and joint ventures	(2)	2	(2)	-	(2)
Other non-cash items including charges in respect of provisions	(398)	(39)	(16)	-	(453)
Total assets (reclassified)	8,325	1,767	202	1492	11,786
Liabilities (reclassified)	(2,537)	(752)	(18)	(2,801)	(6,108)
Included in total assets are:
Total property, plant and equipment	1,810	291	87	-	2,188
Additions to property, plant and equipment	128	125	9	-	262
Additions to intangible assets	18	493	-	-	511
Total investments in associates and joint ventures	81	20	13	-	114

Assets and liabilities unallocated at December 31, 2004 are:

(US$ million)	Unallocated
Cash and cash equivalents	227
Income taxes recoverable	64
Financial derivatives (Note 11)	474
Deferred tax assets (Note 16) (reclassified)	724
Other current assets	3
Total assets (reclassified)	1,492
Current financial debt (Note 19)	(423)
Income taxes payable	(312)
Financial derivatives (Note 20)	(24)
Non current financial debts (Note 21)	(1,117)
Deferred tax liabilities (Note 16) (reclassified)	(897)
Other current liabilities	(28)
Total liabilities (reclassified)	(2,801)

5. Regional breakdown of key figures 2006, 2005 and 2004

2006 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	2,900	2,917	1,141	1,088	8,046
Total assets	3,228	6,494	1,181	949	11,852
Additions to property, plant and equipment	106	147	15	29	297
Additions to intangible assets	99	116	-	-	215

2005 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	2,972	2,973	1,133	1,026	8,104
Total assets (reclassified)	3,135	6,145	1,163	961	11,404
Additions to property, plant and equipment	29	87	15	23	154
Additions to intangible assets	17	19	-	4	40

2004 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	2,306	2,892	1,103	968	7,269
Total assets (reclassified)	3,191	6,596	1,085	914	11,786
Additions to property, plant and equipment	129	101	12	20	262
Additions to intangible assets	433	75	-	3	511

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for, the years ended December 31, 2006, 2005, and 2004:

(US$ million, except %)	Sales(1)						Total assets
Country	2006	%	2005	%	2004	%	2006	%	2005 (reclassified)%		2004 (reclassified)%
Switzerland	55	1	59	1	55	1	3,953	33	3,991	35	4,077	35
UK	156	2	175	2	177	2	975	8	877	8	902	8
USA	2,363	29	2,466	30	1,847	25	2,817	24	2,941	26	2,966	25
France	497	6	579	7	572	8	553	5	470	4	503	4
Brazil	738	9	745	9	751	10	984	8	1,082	9	904	7
Germany	407	5	434	5	392	5	117	1	101	1	110	1
Others	3,830	48	3,646	46	3,475	49	2,453	21	1,942	17	2,324	20
Total	8,046	100	8,104	100	7,269	100	11,852	100	11,404	100	11,786	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2006	%	2005	%	2004	%	2006	%	2005	%	2004	%
Switzerland	61	21	31	20	27	10	45	21	18	44	73	14
UK	47	16	25	16	37	14	60	28	-	1	-	-
USA	121	41	26	17	128	49	95	44	17	43	433	85
France	17	6	13	8	13	5	-	-	-	-	-	-
Brazil	10	3	10	7	8	3	-	-	-	-	-	-
Germany	1	-	-	-	1	-	-	-	-	-	-	-
Others	40	13	49	32	48	19	15	7	5	12	5	1
Total	297	100	154	100	262	100	215	100	40	100	511	100

No single customer accounts for 10% or more of Syngenta’s total sales.

6. Sales

Sales are analyzed by type of sale as follows:

(US$ million)	2006	2005	2004
Product sales	7,983	7,975	7,223
Royalty income	63	129	46
Total	8,046	8,104	7,269

7. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2006	2005	2004
Write off or impairment of:
– property, plant and equipment	(26)	(22)	(132)
– intangible assets	(46)	-	(1)
– inventory assets	-	(8)	(1)
Non-cash pension restructuring costs	(3)	-	(50)
Total non-cash restructuring costs	(75)	(30)	(184)

Cash costs:
Operational efficiency
– charges to provisions	(185)	(85)	(136)
– expensed as incurred	(14)	(40)	-
Seeds integration
– charges to provisions	(22)	(29)	(16)
– expensed as incurred	(14)	(9)	-
Programs announced before 2004
– charges to provisions	3	-	(19)
– expensed as incurred	-	-	-
Total cash restructuring costs	(232)	(163)	(171)

Total restructuring costs	(307)	(193)	(355)
Divestment gains	6	-	1
Impairment of financial assets	-	(19)	-
Restructuring and impairment	(301)	(212)	(354)
Reversal of inventory step-up (in cost of goods sold)	(25)	(24)	-
Total restructuring and impairment	(326)	(236)	(354)

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

Reversal of inventory step up in 2006 included the final reversal of the inventory step up on the Garst and Golden Harvest acquisitions and the reversal of the step up on the Fafard and EGV acquisitions.

In 2006, the Operational Efficiency Program announced in 2004 continued with the announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world. The announcement gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million. Further cash costs of US$60 million were recorded in respect of other announcements of the consolidation of activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France.

Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection operational efficiency programs and US$36 million in Seeds, mainly for the ongoing integration of the Seeds NAFTA corn and soy business. Impairments of US$26 million on property, plant and equipment included accelerated depreciation charges of US$22 million for two sites in NAFTA Crop Protection as well as various other smaller charges. In addition to the accelerated amortization note above, intangible asset impairments relate to a contract termination and the impairment of a supply agreement.

In 2005, the Operational Efficiency Program announced in 2004 continued with the announcement of closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of US$125 million and asset impairments of US$25 million in the year. Most of this cost related to the Crop Protection segment, with US$3 million in Seeds and US$14 million in Plant Science. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year, and cost of goods sold was increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less cost to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold.

In addition to the restructuring costs described above, an impairment charge of US$19 million was recorded in respect of investments whose book value had fallen below cost for a prolonged period. The majority of the impairment related to Syngenta’s interest in Diversa Corporation.

In 2004, as part of the Operational Efficiency Program, the closure of three production sites was announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, was also announced. The Seeds NAFTA corn and soybean business announced a restructuring program to integrate the Advanta and Golden Harvest acquisitions. The final costs related to the merger restructuring program, associated with the closure of two production sites, were also charged in 2004. Cash costs of US$171 million and asset impairments totaling US$134 million were recorded in 2004 for these restructuring initiatives. In addition, the rules of Syngenta’s Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time non-cash transition charge of US$60 million. The change reduces the expense related to early retirement in 2005 and future years, and reduces Syngenta’s exposure to pension fund investment returns. This charge was partially offset by a US$10 million favourable non-cash impact of pension fund curtailments associated with restructuring.

8. Income tax expense

Income/(loss) before taxes from continuing operations consists of the following:

(US$ million)	2006	2005	2004
Switzerland	311	348	221
Foreign	487	418	245
Total income/(loss) before taxes and minority interests	798	766	466

Income tax expense on income/(loss) from continuing operations consists of the following:

(US$ million)	2006	2005	2004
Current income tax expense
Switzerland	(31)	(50)	(22)
Foreign	(63)	(108)	(103)
Total current income tax (expense)/benefit	(94)	(158)	(125)
Deferred income tax expense
Switzerland	8	(38)	80
Foreign	(75)	56	115
Total deferred income tax (expense)/benefit	(67)	18	195
Total income tax expense
Switzerland	(23)	(88)	58
Foreign	(138)	(52)	12
Total income tax (expense)/benefit	(161)	(140)	70

The components of current income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2006	2005	2004
Current tax (expense)/benefit relating to current years	(203)	(170)	(243)
Adjustments to current tax for prior periods	101	-	(7)
Benefit of previously unrecognized tax losses	8	12	125
Total current income tax (expense)/benefit	(94)	(158)	(125)

The tax litigation with the Australian Tax Authorities (ATO) concluded in 2006. As previously disclosed in its 2005 consolidated financial statements, Syngenta had filed an objection with the Federal Court of Australia against the ATO tax assessments made in respect of Syngenta Crop Protection Pty Limited (formerly Ciba-Geigy Australia Limited) for the periods 1991 to 1996. Shortly before the Federal Court was scheduled to deal with the leave to appeal filed by Syngenta Crop Protections Pty Limited, the ATO settled out of court agreeing the assessments as originally filed, a more favorable result than originally anticipated. In addition, the successful conclusion of audits in several countries and APAs in key territories in 2006 confirmed the increased acceptance of the Group Transfer Pricing concept and policies in practice and has enabled the release of further provisions held for uncertain tax positions.

The components of deferred income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2006	2005	2004
Origination and reversal of temporary differences	(51)	61	177
Changes in tax rates or legislation	3	46	-
Benefit of previously unrecognized tax losses	(3)	(28)	22
Non recognition of deferred tax assets	(16)	(61)	(4)
Total deferred income tax (expense)/benefit	(67)	18	195

Discontinued operations (tax impact all borne in Switzerland)

(US$ million)	2006	2005	2004
Income before taxes	-	-	(109)
Current tax: relating to current years	-	-	-
Deferred tax: origination and reversal of temporary differences	-	-	1
Total income tax (expense)/benefit on discontinued operations	-	-	1

The following tax was (charged)/credited to shareholders’ equity:

(US$ million)	2006	2005	2004
Current tax	16	-	-
Deferred tax	36	38	26
Total income tax (charged)/credited to shareholders’ equity	52	38	26

Analysis of tax rate

The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate on income/(loss) from continuing operations are:

	2006	2005	2004
	%	%	%
Statutory tax rate	25	25	25
Effect of income taxed at different rates	(7)	(9)	(10)
Goodwill amortization not deductible for tax	-	-	1
Restructuring costs	2	(2)	(15)
Effect of disallowed expenditures and income not subject to tax	1	(1)	8
Effect of utilization of previously unrecognized deferred tax assets	(1)	(2)	(27)
Effect of non-recognition of tax losses in current year	1	5	2
Changes in prior year estimates and other items	(3)	(6)	1
Effect of non recognition of other deferred tax assets	2	8	-
Effective tax rate	20	18	(15)

The utilization of tax loss carry forwards lowered the tax charge by US$8 million, US$12 million and US$147 million in 2006, 2005 and 2004 respectively. US$139 million of the 2004 utilization was made possible by the changes to the legal entity structure of the Syngenta group.

9. Earnings per share

(US$ million)	2006	2005	2004
Basic and diluted earnings:
Net income/(loss) from continuing operations	637	626	536
of which:
Attributable to Syngenta AG shareholders	634	622	543
Net income/(loss) from discontinued operations	-	-	(108)
of which:
Attributable to Syngenta AG shareholders	-	-	(83)
Net income/(loss)	637	626	428
of which:
Attributable to Syngenta AG shareholders	634	622	460
Weighted average number of shares
Weighted average number of shares – basic	98,165,298	100,017,271	105,208,929
Adjustments for dilutive potential ordinary shares:
Grant of options to Syngenta AG shareholders	192,581	-	-
Grants of options over Syngenta AG shares under employee share participation plans	1,204,321	1,214,947	672,031
Grants of Syngenta AG shares under employee share participation plans	313,980	232,004	134,409
Weighted average number of shares – diluted	99,876,180	101,464,222	106,015,369

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary shareholders of Syngenta AG by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders of Syngenta AG by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

As at December 31, in each year, the following instruments existed that are or were potentially dilutive of future earnings per share, but were not included in the calculation of dilutive shares for that year, because the effect in that year would have been antidilutive.

(US$ million)	2006	2005	2004
Grants of options over Syngenta AG shares to employees	319,411	429,188	-
Grants of Syngenta AG shares to employees	-	101,250	-
Share repurchase options	-	-	4,500,000

An option over 4.5 million ordinary shares with an exercise price of CHF 138 per share was outstanding as from February 10, 2004 until February 11, 2005. Although outstanding as at December 31, 2004, it was excluded from the computation of dilutive earnings per share as its effect would have been antidilutive.

10. Trade and other accounts receivable

(US$ million)	2006	2005	2004
Trade accounts receivable, gross	2,370	2,224	2,184
Provision for doubtful receivables	(368)	(359)	(297)
Total trade receivables, net	2,002	1,865	1,887
Other receivables - gross	285	322	276
Provision for doubtful receivables	(9)	(6)	(3)
Total other accounts receivable, net	276	316	273

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2006	2005	2004
January 1	(359)	(297)	(277)
Additions charged to income	(12)	(72)	(35)
Amounts written off	30	4	34
Other movements	(6)	5	(5)
Translation effects	(21)	1	(14)
December 31	(368)	(359)	(297)

The ages of trade and other receivables that were past due as at December 31, 2006, but not impaired were as follows:

2006 (US$ million)	Total past due	0 - 90 days	90 - 180 days	More than 180 days
Trade accounts receivable, gross	443	130	55	258
Other receivables	154	89	4	61
Provision for doubtful receivables	(329)	(8)	(11)	(309)
Total	268	211	48	10

2005 (US$ million)	Total past due	0 - 90 days	90 - 180 days	More than 180 days
Trade accounts receivable, gross	396	117	65	214
Other receivables	256	138	24	94
Provision for doubtful receivables	(275)	(6)	(9)	(260)
Total	377	249	80	48

The major factors affecting the credit quality of receivables which are neither overdue nor impaired are as follows: receivables are due mainly from agricultural distributors; Syngenta’s customers vary in size and are based throughout the world; Syngenta’s products are consumed mainly by growers and the timing and amount of cash inflows received by growers is dependent on crop yields and prices which can vary from year to year.

11. Other current assets

(US$ million)	2006	2005	2004
Prepaid expenses – third party	112	124	125
Derivative assets – hedging financing exposures	39	79	474
– hedging trading exposures	113	88	162
Assets held for divestment	8	15	4
	272	306	765
Marketable securities	81	4	1
Total	353	310	766

12. Inventories

(US$ million)	2006	2005	2004
Raw materials and consumables	551	545	493
Biological assets	4	2	2
Work in progress	800	797	805
Finished products	1,026	871	892
Total	2,381	2,215	2,192

Inventories recognized as an expense during the period	3,449	3,324	2,996
Cost of inventories against which provisions have been made	396	358	555

Movements on provisions for inventories were as follows:

(US$ million)	2006	2005	2004
January 1	(229)	(237)	(188)
Additions charged to income	(114)	(112)	(58)
Reversals of inventory provisions	15	-	-
Amounts utilized on disposal of related inventories	123	102	22
Additions due to acquisitions of subsidiaries	(5)	-	-
Translation effects	(14)	18	(13)
December 31	(224)	(229)	(237)

13. Property, plant and equipment

2006 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2006	Total 2005	Total 2004
Cost
January 1	113	1,439	3,173	118	4,843	5,308	5,386
Additions due to business combinations*	9	5	25	1	40	(20)	96
Asset retirement obligations	27	-	-	-	27	-	-
Assets leased within supply contracts	-	-	13	-	13	-	-
Other additions	-	21	70	126	217	174	166
Disposals	(11)	(45)	(119)	-	(175)	(111)	(262)
Assets reclassified as held for sale	(5)	(160)	-	-	(165)	(4)	(48)
Discontinued operations	-	-	-	-	-	-	(373)
Transfers between categories	-	32	84	(116)	-	-	-
Translation effects	5	112	290	10	417	(504)	343
December 31	138	1,404	3,536	139	5,217	4,843	5,308
Accumulated depreciation
January 1	(10)	(793)	(2,153)	-	(2,956)	(3,120)	(3,012)
Depreciation charge	-	(50)	(179)	-	(229)	(252)	(250)
Impairment losses	-	(1)	(21)	-	(22)	(20)	(135)
Losses from product divestments	-	(2)	(16)	-	(18)	-	-
Depreciation on disposals	8	26	100	-	134	90	212
Depreciation on assets reclassified as held for sale	-	130	-	-	130	4	26
Discontinued operations	-	-	-	-	-	-	256
Translation effects	-	(85)	(214)	-	(299)	342	(217)
December 31	(2)	(775)	(2,483)	-	(3,260)	(2,956)	(3,120)
Net book value - December 31	136	629	1,053	139	1,957	1,887	2,188
Insured value - December 31		2,407	5,601	105	8,113	7,265	7,923

* Additions due to acquisition of EGV and Fafard.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

The net book value of Property, plant and equipment accounted for as finance lease assets at December 31, 2006 was US$10 million.

13. Property, plant and equipment (continued)

2005 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2005
Cost
January 1	125	1,656	3,419	108	5,308
Additions due to business combinations*	(2)	(7)	(11)	-	(20)
Other additions	1	6	69	98	174
Disposals	(4)	(58)	(48)	(1)	(111)
Assets reclassified as held for sale	-	(3)	(1)	-	(4)
Transfers between categories	-	6	71	(77)	-
Translation effects	(7)	(161)	(326)	(10)	(504)
December 31	113	1,439	3,173	118	4,843
Accumulated depreciation
January 1	(10)	(891)	(2,219)	-	(3,120)
Depreciation charge	-	(54)	(198)	-	(252)
Impairment losses	-	(2)	(18)	-	(20)
Depreciation on disposals	-	49	41	-	90
Depreciation on assets reclassified as held for sale	-	3	1	-	4
Translation effects	-	102	240	-	342
December 31	(10)	(793)	(2,153)	-	(2,956)
Net book value - December 31	103	646	1,020	118	1,887
Insured value - December 31	-	2,265	4,948	52	7,265

* 2005 adjustments to provisional Golden Harvest and Garst purchase accounting reported in 2004.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

13. Property, plant and equipment (continued)

2004 (US$ million)	Land	Buildings	Machinery and equipment	Plant and other equipment under construction	Total 2004
Cost
January 1	122	1,655	3,477	132	5,386
Additions due to business combinations*	11	43	39	3	96
Other additions	-	9	79	78	166
Disposals	(7)	(60)	(194)	(1)	(262)
Assets reclassified as held for sale	(2)	(33)	(13)	-	(48)
Discontinued operations	(5)	(82)	(281)	(5)	(373)
Transfers between categories	(1)	16	92	(107)	-
Translation effects	7	108	220	8	343
December 31	125	1,656	3,419	108	5,308
Accumulated depreciation
January 1	(7)	(864)	(2,141)	-	(3,012)
Depreciation charge	-	(54)	(196)	-	(250)
Impairment losses	(2)	(9)	(124)	-	(135)
Depreciation on disposals	-	33	179	-	212
Depreciation on assets reclassified as held for sale	-	18	8	-	26
Discontinued operations	-	49	207	-	256
Translation effects	(1)	(64)	(152)	-	(217)
December 31	(10)	(891)	(2,219)	-	(3,120)
Net book value - December 31	115	765	1,200	108	2,188
Insured value - December 31	-	2,696	5,082	145	7,923

* Additions due to acquisition of Golden Harvest, Garst and Dia Engei.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

14. Intangible assets

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

2006 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2006	Total 2005	Total 2004
Cost
January 1	1,405	2,451	34	31	123	249	4,293	4,400	3,804
Additions from business combinations(1)	39	3	12	-	1	52	107	17	433
Other additions, including non monetary exchanges	1	82			18	7	108	23	78
Disposals	-	-	-	-	-	-	-	(12)	(5)
Translation effects	15	52	1	1	5	14	88	(135)	90
December 31	1,460	2,588	47	32	147	322	4,596	4,293	4,400
Accumulated amortization
January 1	(315)	(1,023)	(9)	(11)	(107)	(96)	(1,561)	(1,449)	(1,146)
Amortization charge		(130)	(3)	(6)	(9)	(18)	(166)	(198)	(248)
Impairment losses		(41)				(5)	(46)	(3)	(2)
Losses from product divestments		(26)				(21)	(47)	-	-
Amortization on disposals								12	(4)
Translation effects	(7)	(31)	(1)	-	(4)	(9)	(52)	77	(49)
December 31	(322)	(1,251)	(13)	(17)	(120)	(149)	(1,872)	(1,561)	(1,449)
Net book value, December 31	1,138	1,337	34	15	27	173	2,724	2,732	2,951

1 Additions due to the acquisitions of EGV and Fafard.

In 2006, Syngenta entered into a non-monetary exchange of intangible assets with a third party chemicals manufacturer. This exchange has been reported at fair value.

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

2005 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2005
Cost
January 1	1,409	2,542	36	34	116	263	4,400
Additions from business combinations(2)	15	-	(1)	-	-	3	17
Other additions	4	-	-	-	15	4	23
Disposals	(12)	-	-	-	-	-	(12)
Translation effects	(11)	(91)	(1)	(3)	(8)	(21)	(135)
December 31	1,405	2,451	34	31	123	249	4,293
Accumulated amortization
January 1	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)
Amortization charge	-	(153)	(3)	(5)	(12)	(25)	(198)
Impairment losses	-	(3)	-	-	-	-	(3)
Amortization on disposals	12	-	-	-	-	-	12
Translation effects	6	56	2	-	6	7	77
December 31	(315)	(1,023)	(9)	(11)	(107)	(96)	(1,561)
Net book value, December 31	1,090	1,428	25	20	16	153	2,732

[2]2005 adjustments to provisional Golden Harvest and Garst purchase accounting reported in 2004.

14. Intangible assets (continued)

2004 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total
Cost
January 1	1,016	2,465	10	4	106	203	3,804
Additions from business combinations	368	-	25	28	-	12	433
Other additions	1	32	-	2	7	36	78
Disposals	(4)	-	-	-	(1)	-	(5)
Translation effects	28	45	1	-	4	12	90
December 31	1,409	2,542	36	34	116	263	4,400
Accumulated amortization
January 1	(257)	(737)	(5)	(3)	(85)	(59)	(1,146)
Amortization charge	(56)	(158)	(2)	(2)	(14)	(16)	(248)
Impairment losses	(2)	-	-	-	-	-	(2)
Amortization on disposals	(5)	-	-	-	1	-	(4)
Translation effects	(13)	(28)	(1)	(1)	(3)	(3)	(49)
December 31	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)
Net book value, December 31	1,076	1,619	28	28	15	185	2,951

15. Investments in associates and joint ventures

Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method. None of these investments are publicly quoted.

		Balance sheet value			Income statement effect
(US$ million)	% Ownership	2006	2005	2004	2006	2005	2004
CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	64	63	76	(1)	(1)	(2)
Maïsadour Semences SA, France	40	18	16	18	1	-	2
North American Nutrition and Agribusiness Fund, USA	25	3	10	15	(9)	3	(2)
Others		4	4	5	(2)	-	-
Total		89	93	114	(11)	2	(2)

Summarized financial information for associates is as follows:

Syngenta’s share of:

(US$ million)	2006	2005	2004
Assets	38	45	68
Liabilities	(17)	(19)	(29)
Revenues	47	45	64
Profit/(loss)	(9)	3	-

Maïsadour Semences SA, France year-end is June 30.

Summarized financial information for joint ventures is as follows:

Syngenta’s share of:

(US$ million)	2006	2005	2004
Current assets	38	39	19
Non-current assets	75	79	91
Current liabilities	(18	(26)	(5)
Non-current liabilities	(26)	(25)	(30)
Income	72	90	69
Expenses	(74)	(91)	(71)

Syngenta does not have any material contingent liabilities related to associates and joint ventures.

The following transactions between Syngenta and its associates occurred in 2006.

- Good and services provided by Syngenta to its Associates US$32 million.

- Good and services provided by the Associates to Syngenta US$60 million.

16. Deferred taxes

The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2006	2005 (reclassified)	2004 (reclassified)
Assets associated with:
- inventories	299	358	264
- accounts receivable	16	83	64
- property, plant and equipment	15	10	15
- pension and employee costs	81	38	81
- provisions	309	260	284
- net operating losses	65	140	115
- financial instruments, including derivatives	44	40	30
- other	39	38	93
Deferred tax assets	868	967	946
Netting adjustment	(269)	(204)	(222)
Adjusted deferred tax assets, net of valuation allowance	599	763	724
Liabilities associated with:
- property, plant and equipment depreciation	202	194	255
- intangible assets	414	433	506
- pensions and employee costs	104	34	13
- inventories	50	55	43
- financial instruments, including derivatives	50	55	59
- provisions and accruals	27	98	71
- other items	150	169	172
Deferred tax liabilities	997	1,038	1,119
Netting adjustment	(269)	(204)	(222)
Adjusted deferred tax liabilities	728	834	897

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows, as of December 31 in each year:

(US$ million)	2006	2005	2004
one year	10	26	38
two years	13	16	16
three years	3	11	27
four years	8	9	31
five years	13	7	21
more than five years	134	136	150
no expiry	145	177	152
Total	326	382	435

The movements in deferred tax assets and liabilities during 2006 were as follows:

(US$ million)	January 1	Recognized in net income	Recognized in equity	Translation effects	Acquisitions	Other movements	December 31
Assets associated with:
- inventories	358	(78)	9	1	-	9	299
- accounts receivable	83	(21)	-	1	-	(47)	16
- property, plant and equipment	10	(1)	-	1	5	-	15
- pensions and employee costs	38	(2)	14	2	2	27	81
- provisions	260	74	-	7	-	(32)	309
- net operating losses	140	(40)	-	7	3	(45)	65
- financial instruments, including derivatives	40	(15)	13	2	-	4	44
- other	38	4	-	1	-	(4)	39
Deferred tax assets	967	(79)	36	22	10	(88)	868
Liabilities associated with:
- property, plant and equipment	194	(15)	-	13	9	1	202
- intangible assets	433	(51)	-	8	26	(2)	414
- pensions and employee costs	34	36	-	5	-	29	104
- inventories	55	(23)	-	4	4	10	50
- financial instruments, including derivatives	55	(10)	1	4	-	-	50
- other provisions and accruals	98	1	-	-	-	(72)	27
- other	169	51	-	2	-	(72)	150
Deferred tax liabilities	1,038	(11)	1	36	39	(106)	997
Net deferred tax asset/(liability)	(71)	(68)	35	(14)	(29)	18	(129)

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2:

(US$ million)	2006	2005	2004
Temporary differences for which no deferred tax assets have been recognized	323	306	268
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	564	527	547

17. Other financial assets

(US$ million)	2006	2005	2004
Long-term loans to associates	2	7	8
Equity securities available-for-sale	168	116	144
Long-term marketable securities	20	-	-
Other non-current receivables	95	95	104
Prepaid pension (Note 27)	616	497	122
Total	901	715	378

Changes in equity securities available-for-sale were as follows:

(US$ million)	2006	2005	2004
January 1	116	144	133
Exchange differences	4	(5)	6
Changes in fair value (gains)	49	11	10
Changes in fair value (losses)	(14)	(16)	(7)
Other additions	16	1	2
Disposals	(3)	(1)	-
Impairments	-	(18)	-
December 31	168	116	144

18. Trade accounts payable

The contractual maturities of trade accounts payable are as follows, at December 31:

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Trade accounts payable	1,568	863	241	464

2005 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Trade accounts payable	1,619	854	230	535

19. Current financial debts

(US$ million)	2006	2005	2004
Receivables factored with recourse	35	46	50
Commercial Paper	-	-	147
Bank and other financial debt	104	204	224
Current portion of non-current financial debts (Note 21)	4	264	2
Total	143	514	423

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts, including the current portion of non-current financial debts, was 8.3% per annum, 11.6% per annum, and 9.6% per annum, in 2006, 2005 and 2004 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013. As of December 31, 2006 Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating ranging from 0.03% to 0.06% of the unused amount throughout the term of the facilities.

At December 31, 2006, Syngenta had no Commercial Paper in issue under its Global Commercial Paper program.

The contractual maturities of current financial debts as at December 31 are as follows:

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Current financial debts	143	78	27	38

2005 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Current financial debts	514	155	37	322

20. Other current liabilities

Other current liabilities consist of the following:

(US$ million)	2006	2005	2004
Accrued short-term employee benefits	210	196	214
Taxes other than income taxes	73	99	95
Liabilities to associates and joint ventures	26	31	38
Accrued interest payable	28	26	29
Accrued utility costs	24	14	34
Other accrued expenses	93	175	119
Social security and pension contributions	52	64	67
Derivative liabilities - hedging financing exposures	26	40	24
- hedging trading exposures	70	101	60
Other payables	77	64	85
Total	679	810	765

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents estimated timing of cash outflow.

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Derivative liabilities	66	57	4	5
Other current liabilities	583	223	126	234
Total	649	280	130	239

2005 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Derivative liabilities	96	83	6	7
Other current liabilities	669	408	87	174
Total	765	491	93	181

Derivative liabilities include US$30 million (2005: US$45 million) with maturities more than 12 months after the balance sheet date.

21. Non-current financial debts

(US$ million)	2006	2005	2004
Unsecured bond issues	1,556	1,098	1,105
Liabilities to banks and other financial institutions	12	12	12
Finance lease obligations	5	1	2
Total (including current portion of non-current financial debt)	1,573	1,111	1,119
Less: current portion of non-current financial debt (Note 19)	(4)	(264)	(2)
Total	1,569	847	1,117

The weighted average interest rate on the non-current bank and other financial debts was 5.9% per annum, 5.3% per annum, and 5.3% per annum, in 2006, 2005 and 2004, respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 6.8% per annum, 8.3% per annum and 7.2% per annum in 2006, 2005 and 2004, respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

On July 10, 2001, Syngenta issued €800 million 5-year Eurobonds with a coupon rate of 5.5%. At issue, these liabilities had a value of US$677 million. Cross-currency swaps were implemented at the time of issue to hedge the exchange movement between the Euro and the US dollar. On April 22, 2005, Syngenta repurchased €581 million of this Eurobond for €628 million including a premium of €22 million and accrued interest of €25 million. The equivalent proportion of the designated hedging portfolio was unwound. The fair value of the swaps is included in the derivative assets and liabilities shown in Notes 11 and 20. The remaining outstanding amount was repaid on July 10, 2006. The designated hedging portfolio expired at the same time.

On April 22, 2005, Syngenta issued a new Eurobond of €500 million with a maturity of April 22, 2015 and a coupon rate of 4.125%. At issue these liabilities had a value of US$641 million. At the same time a new designated hedging portfolio was set up.

On December 8, 2005, Syngenta issued US$250 million unsecured non-current Notes under a Note Purchase Agreement in the US Private Placement Market. The maturity and coupon rates of the tranches are set out below.

On September 21, 2006, Syngenta issued a new €500 million Eurobond with a maturity of September 21, 2011 and a coupon rate of 4.125%. At issue these liabilities had a value of US$636 million. At the same time a new designated hedging portfolio was set up.

The two Eurobonds that are currently outstanding have been issued under Syngenta’s US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. The program was last updated on August 18, 2006 and is listed on the London Stock Exchange and SWX Swiss Exchange.

As at December 31, 2006, the original and current carrying amounts and fair values of the bonds and US capital market issuances were as follows:

(US$ million)	Fair Value	Carrying amount	Value at issue
4.125 Eurobond 2011	651	657	636
4.125% Eurobond 2015	640	646	641
5.110% US private placement 2020	71	78	75
5.350% US private placement 2025	71	75	75
5.590% US private placement 2035	96	100	100
Total	1,529	1,556	1,527

All non-current debt ranks equally.

Terms and debt repayment schedule, including current and non-current financial debts

(US$ million)	Total	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	10 - 20 years	20 - 30 years
4.125% Eurobond 2011	657					657
4.125% Eurobond 2015	646						646
Private placement notes	253							153	100
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	116	105	1	1	-	-	9	-	-
Finance lease obligations	5	3	2	-	-	-	-
Receivables factored with recourse	35	35	-	-	-	-	-	-	-
Total	1,712	143	3	1	-	657	655	153	100

Interest paid on long-term financial debt was US$56 million, US$14 million and US$60 million in 2006, 2005 and 2004 respectively.

22. Provisions

(US$ million)	2006	2005	2004
Restructuring provisions (Note 23)	247	203	273
Employee benefits - pensions (Note 27)	138	133	148
- other post-retirement benefits (Note 27)	38	38	39
- other long-term employee benefits	65	64	60
Environmental provisions (Note 30)	412	386	421
Provisions for legal and product liability settlements	193	122	99
Other provisions	82	80	88
Total	1,175	1,026	1,128
Current portion of:
- restructuring provisions	165	94	156
- employee benefits	21	26	24
- environmental provisions	63	43	36
- provisions for legal and product liability settlements	14	19	10
- other provisions	19	17	32
Total current provisions	282	199	258
Total non-current provisions	893	827	870
Total	1,175	1,026	1,128

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Where there is judged to be sufficient certainty of recovery Syngenta has recognized a receivable for the reimbursement. At December 31, 2006, Syngenta recognized US$8 million (2005: US$20 million, 2004: US$21 million) in other financial assets and US$2 million (2005: US$4 million, 2004: US$4 million) in other accounts receivable in respect of expected reimbursements.

The following table analyzes the movement in provisions during 2006:

(US$ million)	Balance at December 31, 2005	Charged to income	Release of provisions credited to income	Acquisitions	Dis-counting expense	Payments	Reclass-ifications	Translation effects	Balance at December 31, 2006
Restructuring provisions (Note 23)	203	235	(28)	8	-	(173)	(13)	15	247
Employee benefits
- pensions (Note 27)	133	62	-	-	-	(150)	79	14	138
- other post-retirement benefits (Note 27)	38	9		-	-	(10)	-	1	38
- other long-term employee benefits	64	7	-	-	-	(8)	2	-	65
Environmental provisions (Note 30)	386	14	(1)	-	-	(36)	30	19	412
Provisions for legal and product liability settlements	122	63	(17)	-	-	(9)	29	5	193
Other provisions	80	18	(5)	-	-	(12)	-	1	82
Total	1,026	408	(51)	8	-	(398)	127	55	1,175

Other provisions mainly comprise provisions for long-term contractual obligations.

Charges in respect of provisions in the Consolidated Cash Flow Statement includes the release of US$3 million of provision on other non-current receivables (Note 17).

23. Restructuring provisions

(US$ million)	Employee termination costs	Other third party cost	Total
January 1, 2004	145	117	262
Cash payments	(93)	(92)	(185)
Additions charged to income	169	80	249
Releases credited to income	(18)	(10)	(28)
Discounting expense	-	2	2
Reclassifications	(46)	(4)	(50)
Translation (gains)/losses net	15	8	23
December 31, 2004	172	101	273
Cash payments	(93)	(57)	(150)
Additions charged to income	67	70	137
Releases credited to income	(16)	(7)	(23)
Discounting expense	-	1	1
Reclassifications	-	(10)	(10)
Translation (gains)/losses net	(18)	(7)	(25)
December 31, 2005	112	91	203
Cash payments	(72)	(101)	(173)
Additions charged to income	153	82	235
Releases credited to income	(8)	(20)	(28)
Additions due to acquisitions	-	8	8
Reclassifications	(5)	(8)	(13)
Translation (gains)/losses net	10	5	15
December 31, 2006	190	57	247

Restructuring provisions and costs relate to business changes, which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations. For 2004 they relate to the Operational Efficiency Program announced in February 2004 and to the later stages of the Syngenta business integration. For 2005 they relate mainly to the Operational Efficiency Program and to the integration of the Seeds businesses purchased in 2004. For 2006 further details are provided in Note 7.

24. Share capital

The number of ordinary shares of par value CHF 2.30 (2005: 5.60; 2004: CHF 8.30) authorized, issued and outstanding, and movements during the period, were as follows:

	2006		2005		2004
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
As at January 1	106.4	(7.1)	112.6	(7.5)	112.6	(10.9)
(Purchase)/Sale of shares in exchange for own equity instruments	-	-	-	(4.5)	-	4.5
Put options	-	(3.3)	-	-	-	-
Cancellation of treasury shares	(2.3)	2.3	(6.2)	6.2	-	-
Share repurchase scheme	-	-	-	(2.3)	-	(1.7)
Issue of ordinary shares under employee share purchase and option plans	-	1.5	-	1.0	-	0.6
As at December 31	104.1	(6.6)	106.4	(7.1)	112.6	(7.5)

On February 22, 2006, Syngenta granted one put option to shareholders for every share held. Shareholders had the right to sell one share to Syngenta on May 23, 2006 for every 30 options granted, for an exercise price of CHF 234. No premium was payable by shareholders. At exercise, Syngenta repurchased 3,280,293 shares. Syngenta has accounted for the option grant as a decrease in shareholders equity and an increase in liabilities equal to the settlement amount on exercise.

As at December 31, 2006, Syngenta had no open options accounted for as equity instruments.

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

25. Assets held for sale

Assets held for sale at December 31, 2006 consist of a subsidiary in Australia and land and buildings in Basel, Switzerland (2005: property, plant and equipment in Australia; 2004: property, plant and equipment in various countries). The fair value less costs to sell, of these assets has been determined from recent transactions (2005 and 2004: by independent valuation). The initial impairments recognized on these assets amounted to US$ nil million (2005: US$ nil; 2004: US$22 million).

26. Cash flows arising from change in net current assets

(US$ million)	2006	2005	2004
Change in inventories	(6)	(191)	(191)
Change in trade and other accounts receivable and other net current assets	81	(280)	32
Change in trade and other accounts payable	(211)	261	414
Total	(136)	(210)	255

27. Post-employment benefits

Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are “defined contribution” where the company contribution and resulting benefit costs are a set percentage of employees’ pay. However, the majority of employees are covered by “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed, in consultation with independent qualified actuaries, to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations and related assets of all major plans are re-appraised yearly by independent actuaries. Plan assets are recorded at fair values.

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA. The defined benefit section of Syngenta’s UK pension fund was closed to new members with effect from January 1, 2002, but the majority of members still have defined benefit rights based on final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance must be paid as an annuity. The Trustee is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI). Employer contributions must be agreed between Syngenta and the Trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd., and is counter-guaranteed by Syngenta AG. As of April 6, 2006, UK pension legislation changed so as to give members of pension funds the opportunity to take a greater proportion of their retirement benefits in the form of a lump sum immediately on retiring, which is tax-free for the employee. Syngenta has assumed that members retiring in future years will take the lump sum option to the same extent as did members who have retired in 2006. Under the actuarial assumptions used to value the Syngenta UK Pension Fund, this reduces the benefit obligation by US$45 million. This has been accounted for as a settlement gain in the 2006 consolidated income statement. US$150 million of liabilities and plan assets were transferred to the plan from the AstraZeneca UK Pension fund during 2006, completing the separation of Syngenta’s UK pension arrangements from AstraZeneca plc.

Syngenta’s Swiss pension plan was amended in April 2004 to a cash balance benefit formula. Whilst it continues to be accounted for as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time transition charge of US$60 million representing past service cost for which the benefit vested immediately. This charge was recorded within restructuring and impairment in the 2004 income statement. The plan change reduces the expense related to early retirement, and reduces Syngenta’s exposure to future pension fund investment returns. This created a past service gain of US$38 million, which will vest over the estimated remaining future employee service period of approximately 12 years, and is being amortized to profit or loss by the straight-line method over this period. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the Trustees’ discretion. At retirement date, members have the right to take 25% of their retirement benefit as a lump sum, with the balance converted to a fixed annuity at the rates defined in the fund rules. The Trustees may increase the annuity at their discretion. Syngenta has included an estimated rate of annuity increases into its valuation of the benefit obligation.

Syngenta’s main US defined benefit pension plan offers members the choice of taking all their retirement benefits, which are based on the average pay of the final ten years service, as a lump sum or as a fixed annuity at retirement date. Employer contributions are made, based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than assuming the annuity option is taken.

On January 1, 2005, Syngenta’s Dutch pension plan was amended from a final salary to a career average salary benefit formula, which reduced the benefit obligation by US$11 million. Syngenta has accounted for this as a curtailment, recognizing the US$11 million less proportional actuarial losses of US$1 million, as a US$10 million reduction in 2005 benefit expense.

In December 2005, Syngenta made special lump sum contributions into its UK and US pension plans, totalling US$350 million. This amount is included in the employer contributions of US$520 million shown for 2005.

A summary of the status of the main independent defined benefit plans at December 31, 2006, 2005 and 2004 using actuarial assumptions determined in accordance with IAS 19 (revised 2004) is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Benefit obligations
At January 1	3,936	3,864	3,364	170	170	177
Current Service cost	134	107	126	2	2	2
Interest cost	185	166	176	9	10	10
Curtailments and settlements	45	(17)	14	-	-	-
Plan amendments	(45)	-	25	(2)	(2)	(3)
Actuarial (gain)/loss	(17)	368	230	(6)	2	(7)
Translation effects	376	(392)	254	1	(2)	1
Benefit payments	(217)	(158)	(191)	(10)	(10)	(10)
Acquired in business combinations	-	(1)	10	-	-	-
Disposals of subsidiaries	-	-	(163)	-	-	-
Other movements	151	(1)	19	-	-	-
Benefit obligation at December 31	4,548	3,936	3,864	164	170	170
Of which arising from:
Funded plans	4,380	3,786	3,734	145	151	151
Wholly Unfunded plans	168	150	130	19	19	19

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Plan assets at fair value
At January 1	3,507	3,184	2,840	95	91	50
Actual return on plan assets	264	310	247	9	4	5
Curtailments and settlements	-	(29)	(22)	-	-	-
Translation effects	334	(343)	222	-	-	-
Employer contributions	181	520	187	11	10	46
Employee contributions	26	24	25	-	-	-
Benefit payments	(217)	(158)	(191)	(10)	(10)	(10)
Acquired in business combinations	-	-	9	-	-	-
Disposals of subsidiaries	-	-	(170)	-	-	-
Other movements	154	(1)	37	-	-	-
Plan assets at fair value at December 31	4,249	3,507	3,184	105	95	91

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Funded status	(299)	(429)	(680)	(59)	(75)	(79)
Unrecognized actuarial (gain)/loss	730	763	610	36	54	59
Unrecognized past service costs/(gain)	(29)	(30)	(40)	(14)	(17)	(19)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	-	-	-	-	-	-
Prepaid/(accrued) benefit cost	402	304	(110)	(37)	(38)	(39)
Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)	616	497	122		-	-
Accrued benefit liability	(214)	(193)	(232)	(37)	(38)	(39)
Net amount recognized	402	304	(110)	(37)	(38)	(39)

Of the accrued benefit liability for pensions of US$214 million at December 31, 2006, US$138 million is included in Note 22 as pension provisions and US$76 million as restructuring provisions (2005: US$133 million as pension and US$60 million as restructuring; 2004: US$148 million as pension and US$84 million as restructuring).

Syngenta’s best estimate of the benefit payments to be made in the following future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)	Pensions	Other post-retirement benefits	Total
2007	200	11	211
2008	198	12	210
2009	194	12	206
2010	208	12	220
2011	306	13	319
Years 2012 - 2016	1,249	67	1,316
Total 2007 - 2016	2,355	127	2,482
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

Syngenta’s best estimate of employer contributions to be paid to defined benefit plans in 2007 is US$190 million, including US$50 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2007.

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes in the Group, are as follows. Expected rates of return at December 31, 2006, are provisional estimates.

	Switzerland		UK		USA		Other plans	Group
	Expected rate of return	Fair value	Expected rate of return	Fair value	Expected rate of return	Fair value	Fair value	Fair value
At December 31, 2006%		US$m	%	US$m%	%	US$m	US$m	US$m	%
Equities	7.5	312	7.0	825	8.5	187	55	1,379	32
Property	5.0	172	-	-	-	-	-	172	4
Bonds	3.6	551	4.7	863	6.0	278	114	1,806	43
Other assets	3.7	183	6.0	512	8.5	71	11	777	18
Cash and cash equivalents	1.0	34	5.0	24	3.5	56	1	115	3
Fair value of assets	4.7	1,252	5.8	2,224	7.25	592	181	4,249	100
Benefit obligation		(1,273)		(2,338)		(612)	(325)	(4,548)
Funded status		(21)		(114)		(20)	(144)	(299)

	Switzerland		UK		USA		Other plans		Group
	Expected rate of return	Fair value	Expected rate of return	Fair value	Expected rate of return	Fair value	Fair value	Fair value
At December 31, 2005%		US$m	%	US$m	%	US$m	US$m	US$m	%
Equities	7.5	301	7.0	493	8.5	158	49	1,001	29
Property	5.0	156	-	-	-	-	-	156	4
Bonds	3.6	493	4.3	810	6.0	343	94	1,740	50
Other assets	3.7	110	6.0	427	8.5	55	18	610	17
Fair value of assets	4.8	1,060	5.5	1,730	7.2	556	161	3,507	100
Benefit obligation		(1,152)		(1,875)		(623)	(286)	(3,936)
Funded status		(92)		(145)		(67)	(125)	(429)

	Switzerland		UK		USA		Other plans		Group
	Expected rate of return	Fair value	Expected rate of return	Fair value	Expected rate of return	Fair value	Fair value	Fair value
At December 31, 2004%		US$m	%	US$m	%	US$m	US$m	US$m	%
Equities	7.0	305	7.0	510	8.5	173	50	1,038	33
Property	4.5	136	-	-	8.0	-	-	136	4
Bonds	4.5	490	4.9	824	6.0	180	95	1,589	50
Other assets	1.5	159	3.5	180	8.5	39	43	421	13
Fair value of assets	5.0	1,090	5.5	1,514	7.5	392	188	3,184	100
Benefit obligation		(1,206)		(1,759)		(581)	(318)	(3,864)
Funded status		(116)		(245)		(189)	(130)	(680)

There are no significant post-retirement healthcare plans in countries other than the USA. The expected long-term rates of return and the fair value of the assets and liabilities for post-retirement healthcare plans are as follows:

	2006		2005		2004
	Expected rate of return	Fair value	Expected rate of return	Fair value	Expected rate of return	Fair value
At December 31,	%	US$m	%	US$m	%	US$m
Equities	8.0	60	8.0	52	8.0	45
Property		-		-		-
Bonds	5.75	45	5.75	43	5.75	41
Other assets		-		-	3.0	5
Fair value of assets	6.25	105	6.75	95	6.75	91
Benefit obligation		(164)		(170)		(170)
Funded status		(59)		(75)		(79)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Benefit cost
Current service cost	134	107	126	2	2	2
Interest cost	185	166	176	9	10	10
Expected return on plan assets	(215)	(161)	(172)	(6)	(6)	(3)
Employee contributions	(26)	(24)	(25)	-	-	-
Amortization of actuarial loss	32	19	16	9	9	8
Effect of limitation on recognition of surplus	-	-	-	-	-	-
Past service cost	(50)	8	65	(5)	(5)	(3)
Curtailments and settlements	50	10	35	-	-	-
Net periodic benefit cost	110	125	221	9	10	14

The defined benefit obligation, plan assets, funded status and experience adjustments compared to the actuarial assumptions for the years 2002 to 2006 are as follows:

Pension

(US$ million)	2006	2005	2004	2003	2002
Benefit obligation	(4,548)	(3,936)	(3,864)	(3,364)	(2,849)
Plan assets	4,249	3,507	3,184	2,840	2,287
Funded surplus/(deficit)	(299)	(429)	(680)	(524)	(562)

Experience adjustments (Increasing)/reducing plan liabilities	17	(368)	(230)	(60)	(142)
Experience adjustments on plan assets: actual returns greater(less) than expected	49	149	75	149	(358)
Total of experience adjustments	66	(219)	(155)	89	(500)

Post-retirement medical benefits

(US$ million)	2006	2005	2004	2003	2002
Benefit obligation	(164)	(170)	(170)	(177)	(138)
Plan assets	105	95	91	50	-
Funded surplus/(deficit)	(59)	(75)	(79)	(127)	(138)

Experience adjustments (Increasing)/reducing plan liabilities	6	(2)	7	(35)	(21)
Experience adjustments on plan assets: actual returns greater/(less) than expected	3	(2)	2	-	-
Total of experience adjustments	9	(4)	9	(35)	(21)

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2006	2005	2004
Defined contribution benefit cost	27	27	25

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

	Pension			Other post-retirement benefits
Weighted-average assumptions:	2006	2005	2004	2006	2005	2004
benefit cost for the year ended December 31%	%	%	%	%	%
Discount rate	4.2	4.8	5.0	5.5	5.75	6.2
Rate of compensation increase	3.0	3.0	3.0	-	-	-
Expected return on plan assets	5.6	5.5	5.7	6.75	6.75	-

	Pension			Other post-retirement benefits
Weighted-average assumptions:	2006	2005	2004	2006	2005	2004
benefit obligation for the year ended December 31%	%	%	%	%	%	%
Discount rate	4.5	4.2	4.8	5.75	5.5	5.7
Rate of compensation increase	3.0	3.0	3.0	-	-	-

Mortality assumptions are discussed in Note 2 above under “critical accounting estimates”.

Other post-retirement benefits

The assumed healthcare cost trend rate at December 31, 2006 was 8%, decreasing in each successive year from 2007 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2005 was 9% decreasing in each successive year from 2006 onwards, to reach an ultimate rate of 5% in 2012.

The assumed healthcare cost trend rate at December 31, 2004 was 9%, decreasing in each successive year from 2005 onwards, to reach an ultimate rate of 5% in 2012.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2006 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Effects on total of service and interest cost components	1	(1)
Effect on post-retirement benefit obligations	14	(12)

28. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (Stock Options)

In 2000, the Syngenta Long-Term Incentive Plan (Stock Options), in the past called the Syngenta Executive Stock Option Plan, was introduced to provide selected executives, key employees of Syngenta and members of the Board of Directors (until 2005), with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2006, 2005 and 2004, including the equivalent American Depository Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2006, 2005 and 2004.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life (years)
Year to December 31, 2004	76.5	431,900	-	(197,700)	-	234,200	234,200	6
	83.7	341,400	-	(166,040)	1,500	176,860	176,860	6.25
	98.0	622,856	-	(55,447)	(30,527)	536,882	44,003	7.25
	98.0	337,113	-	(6,523)	(11,999)	318,591	32,798	8.25
	59.7	654,760	-	(37,855)	(39,947)	576,958	42,458	8.25
	59.7	691,368	-	(18,767)	(19,834)	652,767	27,714	9.25
	89.3	-	522,875	-	(11,886)	510,989	18,935	9.25
	89.3	-	539,768	(4,751)	(2,402)	532,615	2,402	10.25
Total for year to December 31, 2004		3,079,397	1,062,643	(487,083)	(115,095)	3,539,862	579,370
Year to December 31, 2005	76.5	234,200	-	(177,100)	-	57,100	57,100	5
	83.7	176,860	-	(105,485)	-	71,375	71,375	5.25
	98.0	536,882	-	(271,893)	(3,142)	261,847	261,847	6.25
	98.0	318,591	-	(181,522)	(7,979)	129,090	129,090	7.25
	59.7	576,958	-	(38,931)	(19,536)	518,491	26,359	7.25
	59.7	652,767	-	(37,729)	(32,514)	582,524	17,027	8.25
	89.3	510,989	-	(8,570)	(16,611)	485,808	18,783	8.25
	89.3	532,615	-	(761)	(21,550)	510,304	6,196	9.25
	127.4	-	435,762	(503)	(6,071)	429,188	8,383	10.25
Total for year to December 31, 2005		3,539,862	435,762	(822,494)	(107,403)	3,045,727	596,160
Year to December 31, 2006	76.5	57,100	-	(29,500)	-	27,600	27,600	4
	83.7	71,375	-	(51,075)	-	20,300	20,300	4.25
	98.0	261,847	-	(175,732)	(7)	86,108	86,108	5.25
	98.0	129,090	-	(88,018)	(537)	40,535	40,535	6.25
	59.7	518,491	-	(315,510)	(5,490)	197,491	197,491	6.25
	59.7	582,524	-	(440,967)	-	141,557	141,557	7.25
	89.3	485,808	-	(30,550)	(21,104)	434,154	18,161	7.25
	89.3	510,304	-	(23,669)	(12,556)	474,079	7,215	8.25
	127.4	429,188	-	(12,735)	(17,087)	399,366	6,337	9.25
	185.0	-	326,255	(4,040)	(6,370)	315,845	3,615	10.25
Total for year to December 31, 2006		3,045,727	326,255	(1,171,796)	(63,151)	2,137,035	548,919
Aggregate intrinsic value of fully vested options as at December 31, 2006							69.1	US$ million

(all fully vested options are exercisable)

The exercise prices are equal to the weighted average share price on the Swiss Stock Exchange (SWX) for the five business days preceding the grant date, or the share price on the SWX at the grant date, as determined by the Compensation Committee, and all options were granted at an exercise price which was equal to or greater than the market price of the Syngenta shares at the grant date. Options over ADSs are priced at one fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after three years completion of service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options became exercisable prior to November 14, 2003. None of the options vest on a pro rata basis during the vesting period.

From 2005 the Long-Term Incentive Plan grant has been made 50% in options, and 50% in restricted share units (or equivalent restricted ADSs for relevant Syngenta employees in the USA). Restricted share units (or equivalent restricted ADSs) are subject to a three year vesting period. The following table sets out Restricted Share Unit activity under this plan during 2005 and 2006, (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarises information about Restricted Share Units outstanding at December 31, 2006 and 2005.

RSUs	Grant date FV	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)
Year to December 31, 2006
2005 LTI grant	116.3	102,035	-	(1,186)	(6,482)	94,367	1.25
2006 LTI grant	174.8	-	75,432	-	(3,345)	72,087	2.25
Total for year to December 31, 2006		102,035	75,432	(1,186)	(9,827)	166,454
Aggregate intrinsic value of fully vested shares as at December 31, 2006						-	US$ million

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

The following table sets out activity under this plan during 2006, 2005 and 2004 including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)
Year to December 31, 2004
2002 incentive year grant	41,462	-	(2,801)	-	38,661		1.25
2003 incentive year grant	-	88,265	(4,515)	-	83,750		2.25
Total for year to December 31, 2004	41,462	88,265	(7,316)	-	122,411
Year to December 31, 2005
2002 incentive year grant	38,661	-	(2,318)	-	36,343		0.25
2003 incentive year grant	83,750	-	(3,919)	-	79,831		1.25
2004 incentive year grant	-	89,556	(3,476)	-	86,080		2.25
Total for year to December 31, 2005	122,411	89,556	(9,713)	-	202,254
Year to December 31, 2006
2002 incentive year grant	36,343	-	(36,343)	-	-		-
2003 incentive year grant	79,831	-	(7,636)	-	72,195		0.25
2004 incentive year grant	86,080	-	(4,112)	-	81,968		1.25
2005 incentive year grant	-	51,090	(2,227)	-	48,863		2.25
Total for year to December 31, 2006	202,254	51,090	(50,318)	-	203,026
Aggregate intrinsic value of fully vested shares as at December 31, 2006					37.7	$	US million

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value CHF	Number of shares
2003 Syngenta Deferred Share Grant	89.30	72,195
2004 Syngenta Deferred Share Grant	116.30	81,968
2005 Syngenta Deferred Share Grant	174.80	48,863
Total		203,026
None of these shares are vested as at December 31, 2006		-

Employee Share Purchase Plans

In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 41,017 shares (2005: 63,137 shares; 2004: 70,982 shares) were subscribed and settled through a release of treasury shares, at a market value of approximately CHF 213.00 per share (2005: CHF 142.20 per share; 2004: CHF 117.20 per share). Shares purchased under this plan vest immediately, and are subject to a three year blocking period.

In November 2005, a Share Purchase Savings Plan was introduced for all employees of certain US subsidiaries. This plan entitles employees to subscribe for ADSs at a discount of 33% from the closing ADS price on the grant date. The maximum subscription amount per employee, based on fair market value, is US$4,500. A total of 143,881 ADS (2005: 182,923 ADS) were subscribed and settled through a release of treasury shares, at a market value of approximately US$34.16 (2005: US$21.59) per ADS. The ADSs purchased under this plan vest immediately, and are subject to a two-year blocking period.

During 2006, Employee Share Purchase Plans were entered into in three additional countries. All schemes entitle employees to subscribe for shares in Syngenta AG, at discounts varying between 33% and 50%. Maximum subscription amounts vary but are comparable with the Swiss scheme. A total of 9,329 shares were subscribed and settled through a release of treasury shares, at a weighted average market value of approximately CHF194.7. Shares issued under the plans vest immediately, and are subject to blocking periods between two and three years.

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

The following table sets out activity under this plan during 2006, 2005 and 2004.

	Exercise price GBP	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life (years)
Year to December 31, 2004
	32.2	238,012	-	(2,925)	(22,317)	212,770	1,670		1.25
	29.3	69,059	-	-	(4,787)	64,272	-		2.25
Total for year to December 31, 2004		307,071	-	(2,925)	(27,104)	277,042	-
Year to December 31, 2005
	32.2	212,770	-	(2,758)	(8,331)	201,681	108		0.25
	29.3	64,272	-	(206)	(1,892)	62,174	-		1.25
Total for year to December 31, 2005		277,042	-	(2,964)	(10,223)	263,855	-
Year to December 31, 2006
	32.2	201,681	-	(78,857)	(7,027)	115,797	-		-
	29.3	62,174	-	(1,535)	(3,240)	57,399	-		0.25
Total for year to December 31, 2006		263,855	-	(80,392)	(10,267)	173,196
Aggregate intrinsic value of fully vested options as at December 31, 2006							-	$	US million
(all fully vested options are exercisable)

UK Share Incentive Plan (SIP)

In May 2005, the Employee Share Option Savings Plan was replaced by a Share Incentive Purchase Plan approved by the UK tax authorities. This is available to all UK employees. Under the plan rules, employees may subscribe to purchase Syngenta shares at the fair market value on a monthly basis. One additional matching share is granted for every three shares purchased (representing a 25% discount to market value) after three years completion of service. The original purchased shares are not subject to a blocking period. The maximum subscription amount per employee is £1,500 per year. A total of 10,698 shares (2005: 8,160 shares) were subscribed and settled through a release of treasury shares at a weighted average purchase price of CHF 178.87 (2005: CHF 132.17).

Compensation expense

The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2006	2005	2004
Long-Term Incentive Plan (stock options)	19	17	16
Deferred Share Plan	16	16	11
Employee Share Purchase Plans	6	3	5
Employee Share Option Savings Plan/Employee Share Incentive Plan	1	1	1
Total	42	37	33

As of December 31, 2006 there was US$25 million of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plans. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Other information required to be disclosed about the plans is as follows:

(US$ million)	2006	2005	2004
Weighted average fair value of options granted in year (CHF per option)	39.7	26.8	22.0
Weighted average share price at exercise date for options exercised during year (CHF per option)	173.5	132.5	106.0
Intrinsic value of options exercised in year (US$ million)	92.2	29.8	9.6
Fair value of shares vesting during year (US$ million)	18.4	7.0	5.0
Fair value of shares granted in year
Deferred Share Plan (CHF) - combined value of basic and matching share award	349.6	232.6	178.6
Employee Share Purchase Plans (CHF per share)	103.0	71.1	58.6
Employee Share Purchase Plan (US$ per ADS)	11.4	7.2	-
Cash received (US$ million)
from exercise of options	68	57	29
from subscription for shares	9	7	3
Total	77	64	32

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements because Syngenta still holds sufficient treasury shares. Syngenta does not expect to make purchases of its own shares on the open market in the next year as a consequence of the existence of these share based payment schemes.

Share option valuation assumptions

The fair value of options granted were measured using the Black-Scholes-Merton method. The effect of early exercise has been incorporated into the model by using an estimate of the option’s expected life rather than its contractual life. The measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition.

The weighted average assumptions used in determining fair value of options granted were as follows:

(US$ million)	2006	2005	2004
Dividend yield	2.3%	2.3%	2.0%
Volatility	22.8%	24.8%	25.0%
Risk-free interest rate
- Long-Term Incentive Plan	2.1%	2.1%	2.6%
- Employee share option Savings Plan	-	-	-
Expected life
- Long-Term Incentive Plan	7 years	7 years	7 years
- Employee Share Option Savings Plan	-	-	-
Exercise Price
- Long-Term Incentive Plan - CHF	185.0	127.4	89.3
- Employee Share Option Savings Plan - British pounds sterling (“GBP”)	-	-	-

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2006 was based on the 60 month historical volatility of Syngenta AG shares on the Swiss Exchange.

29. Transactions and agreements with related parties

Key management personnel compensation

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2006	2005	2004
Fees, salaries and other short-term benefits	12.4	14.7	11.2
Post-employment benefits	3.8	4.3	3.8
Other long-term benefits	-	-	-
Termination benefits	-	-	-
Share based compensation	16.1	13.8	7.1
Total	32.3	32.8	22.1

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

Members of the Board, excluding the Chairman, are eligible for the share plan for non-executive Directors. The Directors define a percentage of their annual fee for compensation in shares, in addition the Directors choose between blocked shares or free shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant value of a share equals the weighted average market price of the Syngenta share on the five business days prior to the grant. Under these schemes, members of the Board of Directors were allocated a total of 6,597 shares in lieu of fees. These shares vest immediately and had a combined fair value at grant of US$0.9 million (2005: US$ 0.1 million).

Transactions and balances with employee post-retirement benefit plans

Employer contributions payable to pension plans are disclosed in Note 27. Syngenta’s accounting balances for defined benefit employee post-retirement benefit plans are as follows:

(US$ million)	2006	2005	2004
Prepaid benefit costs (Note 17)	616	497	122
Accrued benefit liability (Note 27)	(214)	(193)	(232)
Total	402	304	(110)

These amounts do not represent cash payable to or receivable from the plans. US$5 million cash was payable to pension plans at December 31, 2006.

Other related party transactions

There were no other related party transactions.

30. Commitments and contingencies

Commitments arising from fixed-term non-cancellable operating leases in effect at December 31, 2006 are as follows:

(US$ million)	Minimum lease payments payable	Minimum rentals receivable
2007	19	12
2008	16	8
2009	12	6
2010	9	3
2011	7	2
Thereafter	20	7
Total	83	38

Rentals receivable relate to leases of freehold buildings. Operating lease payments relate to leases of buildings and office equipment. Operating lease expense was as follows:

(US$ million)	2006	2005	2004
Operating lease expense	33	28	26

Commitments for the purchase of property, plant and equipment at December 31, 2006 were US$23 million.

As of December 31, 2006, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The approximate payments committed are payable as follows:

(US$ million)	Materials purchases	Research	Other
2007	222	38	24
2008	113	1	2
2009	68	1	1
2010	29	-	-
2011	17	-	-
Thereafter	47	-	-
Total	496	40	27

Materials purchases in 2006 according to these commitments were US$268 million (2005: US$271 million).

The present value of finance lease payments recognized as financial debt amounted to US$11 million at December 31, 2006. Minimum lease payments were US$9 million including interest expense of US$1 million for periods after the balance sheet date. This is payable as follows:

(US$ million)
2007	4
2008	5
2009	-
2010	-
Total	9

Syngenta has agreed to indemnify other parties for various losses or expenses in certain circumstances. For example, contracts for the sale or purchase of a business or product line may include warranties given by Syngenta to the purchaser relating to events that arose before the sale. Syngenta’s sales are also made subject to normal warranties, which cover the product technical specification and, in some cases, product performance effect on grower crop yields.

Syngenta has licensed the rights to sell certain products, or products containing certain technology, under agreements which require Syngenta to pay royalties based on its future sales of those products or that technology. Under certain agreements, a minimum royalty is payable if Syngenta’s future sales of the licensed technology fall below a fixed proportion of Syngenta’s total sales of products with similar technology in a given future period. In the opinion of Syngenta, because of the number of variables which affect the amount involved, it is not possible to quantify the royalty amount which may be payable.

Contingencies

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

Greens Bayou In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. Agreement to settle with Occidental was entered into on January 18, 2006. In October 2002, the Syngenta defendants had filed suit against the ISK defendants for indemnity against losses arising from the Port litigation. That litigation had been stayed pursuant to the terms of an interim cost sharing agreement between the Syngenta defendants and the ISK defendants. That stay has been lifted and the litigation is ongoing with a current trial date of January 2008. Discussions with ISK and their insurer, AIG, to test the possibility of a negotiated solution of their contribution pursuant to the indemnities given by ISK in the 1998 acquisition agreement are continuing.

Bt 11 Patent Case In July 2002 Syngenta filed a lawsuit in federal court in Delaware in which Syngenta Seeds, Inc. charges that Monsanto, DeKalb Genetics, Pioneer Hi-Bred, Dow AgroSciences and Mycogen Seeds are infringing upon one or more of United States Patent No. 6,075,185, United States Patent No. 6,320,100, and United States Patent No. 6,403,865. The products accused of infringement include YieldGard® MON810 Bt corn and Herculex® Bt corn. These patents cover synthetic Bt genes with increased expression in corn and corn plants resistant to insects such as the European corn borer that result from expression of such Bt genes; the patent cover includes corn plants with such genes either alone or stacked with other traits. In an agreement reached on November 29, 2004, Syngenta Seeds, Inc. and Pioneer Hi-Bred International, Inc. settled the claims Syngenta had brought against Pioneer. Trial against defendants Monsanto and Dow/Mycogen commenced November 29, 2004. Prior to closing arguments, the Court granted defendants’ motion that the ‘100 and ‘185 were not infringed. A jury verdict was returned December 14, 2004 finding the asserted claims of the ‘865 patent were infringed by YieldGard®, Herculex I® and TC6275 but that those claims were invalid. Post trial motions filed by the parties were denied. On May 30, 2006 Syngenta granted Dow AgroSciences a Covenant Not to Sue under the patents-in-suit for Herculex® corn. Syngenta has appealed the decisions finding the ‘865 patent invalid and the ‘100 and ‘185 patents not infringed. Dow Agrosciences cross-appealed the ’865 infringement decision. Oral argument is scheduled for February 5, 2007 with a decision on the appeal expected in quarter 2 or quarter 3 2007.

Shah and Lundquist Patent Cases On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (the “Shah” Case). On July 27, 2004, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois (the “Lundquist” case). In its complaints, Monsanto sued Syngenta for infringement of patents by making and using corn products exhibiting resistance to glyphosate herbicide (GA21). Monsanto are seeking injunctions against the sale of GA21 corn and compensatory and exemplary damages. On May 19, 2005 the US District Court for the Northern District of Illinois transferred the Lundquist case to the District of Delaware and on August 18, 2005 the parties agreed to consolidate the two cases. The court entered a judgment on May 11, 2006 in Syngenta’s favor ruling the Shah patent invalid and that the Lundquist patent had not been infringed.

Monsanto filed a consolidated notice of appeal for the Shah and Lundquist cases on June 8, 2006. Oral argument is scheduled for February 7, 2007 with a decision on appeal expected quarter 2 or quarter 3 2007.

Lundquist ‘798 Patent Case In a separate filing on August 9, 2006, DeKalb Genetics Corp. commenced an action against Syngenta Seeds Inc, and certain of its affiliates in the United States District Court for the Eastern District of Missouri alleging infringement of US Patent No. 5,554,798 by making corn containing genes that confer resistance to the herbicide glyphosate (GA21 corn). A First Amendment Complaint was filed August 11, 2006, and on October 20, 2006, Syngenta filed a motion to transfer the case to Delaware. The motion to transfer was heard November 17; and on December 29 the Court denied Syngenta’s motion. On January 19, 2007, Syngenta filed motions in the Missouri case to sever and to dismiss claims against five affiliated company defendants and to transfer the remaining claims to Delaware. On the same day, Syngenta filed a Declaratory Judgment complaint in Delaware seeking a declaration that the ‘798 patent is not infringed or is invalid. Monsanto responded by filing a motion to transfer the Delaware Declaratory Judgement to Missouri.

Missouri Roundup Ready Soybean Branding Case On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto sought a declaratory judgment and permanent injunction prohibiting the use of the Independence brand (or any other brand other than the NK® brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. On February 8, 2006, the court found that the License Agreement limits Syngenta to a single brand, NK®. Syngenta has appealed the verdict and a decision is expected on the appeal in quarter 1, 2007.

In a second action filed August 25, 2005, Syngenta Seeds Inc. is seeking a judgment declaring that Monsanto breached the 1993 Roundup Ready® Soybean License Agreement by failing to provide Syngenta with equal access to improved Roundup Ready® soybean genes (“RR2Yield”). On October 19, 2006, the court ruled that the 1993 license agreement is ambiguous. On November 18, 2006, the Court ordered mediation of the case before a special settlement master which was held December 1, 2006; despite diligent efforts, no settlement was reached, though discussions continue. The liability phase of the trial is scheduled for February 5, 2007 and the damages phase is scheduled for April, 2007.

Delaware Antritrust Case/Monsanto On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On July 14, 2005, Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta. On August 23, 2006, Monsanto filed a motion to stay the trial date pending a decision on the appeal of the Shah and Lunquist patent cases. The Court granted Monsanto’s motion to stay on November 8, 2006, and the case has been stayed.

GALECRON GALECRON (active ingredient chlordimeform) is an insecticide which was produced by Ciba-Geigy from 1968 to 1976 and 1978 to 1988. Scientific studies have indicated an increased incidence of bladder cancer among production workers exposed to 4-cot, a metabolite of chlordimeform. In 1994 workers exposed to GALECRON at manufacturing and formulation sites, as well as applicators of the product, filed a class action in the United States which was settled the same year. The settlement required Ciba-Geigy (predecessor in interest to Novartis and Syngenta) to expand its monitoring program to individuals occupationally exposed to GALECRON and to compensate these individuals for certain covered conditions and procedures. Individuals were permitted to bring separate lawsuits for occupational exposure to GALECRON only if they opted out of the class action settlement. The one remaining opt-out lawsuit that Syngenta Crop Protection, Inc. was involved in has been settled. While there are currently no opt-out cases pending against Syngenta, in late 2005, Syngenta accepted the tender of the Stringer matter (referenced below) in which the plaintiff alleges exposure to GALECRON caused his bladder cancer. Syngenta is investigating whether its insurers will pay for the costs associated with this litigation.

While over 100 other individuals opted out of the class action, they have yet to file suit. As time passes, the applicable statutes of limitation will bar many of these potential lawsuits. A substantial portion of the costs of the class action settlement, as well as the opt-out litigation, are likely to be covered by the Syngenta’s insurers, subject to applicable deductibles.

McIntosh Syngenta Crop Protection, Inc. has accepted tender from Novartis Corporation (and originally from Ciba Specialty Chemicals Corporation) , under certain agreements associated with the formations of Syngenta and Novartis which allocate environmental liabilities in the US, of a series of lawsuits (in federal and State courts in Alabama and in State court in New Jersey) and pending claims which allege contamination by DDT and other chemicals associated with historic agrochemical manufacturing activities at the Ciba Specialty Chemicals Corporation site at McIntosh, Alabama. The plaintiffs or claimants variously seek damages for wrongful death, personal injury, decreased property value, and the establishment of medical monitoring programs. Liability under lawsuits and pending claims were tendered by Ciba to Novartis and by Novartis to Syngenta under 1996 and 2000 Environmental Matters Agreements associated with formation of Novartis and Syngenta. Current stage of proceedings in each case involves resolution of threshold issues including class certification; jurisdictional forum; and sufficiency of initial disclosure. Plaintiffs’ Motion for Class certification in Fisher was denied by the Alabama federal court on July 14, 2006. Tender of the defense of seven personal injury cases (Weaver, Et-Awil, Ferrell, Lofton, Witherspoon, Stringer and Johnson) were accepted in the fourth quarter of 2005. Damages claimed in the lawsuits have not yet been quantified. Trials have been scheduled in the Weaver case (May, 2007), the Et-Awil matter (September 2007) and the Stringer matter (October 2007).

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. The company succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, but has yet to be decided by the court.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$15 million debt outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001 and both are in the “evidentiary stage”, which is expected to be completed by mid 2007 and will be followed by filing of closing arguments by the parties. Judgment of the court of first instance in both lawsuits is expected in late 2007.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Tax Treasury drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Federal Inspection’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately Brazilian real 24.5 million, a sum corresponding to approximately US$11.4 million currently. There are no decisions in the first level Court. Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million).

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

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 22, Provisions. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

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

31. Principal currency translation rates

	2006 per US$	2005 per US$	2004 per US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:
- Swiss franc	1.22	1.32	1.13
- British pound sterling	0.51	0.58	0.52
- Japanese yen	118.97	117.41	102.60
- Euro	0.76	0.85	0.73
- Brazilian real	2.14	2.32	2.66
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:
- Swiss franc	1.26	1.24	1.25
- British pound sterling	0.55	0.55	0.55
- Japanese yen	116.04	109.47	108.06
- Euro	0.80	0.80	0.81
- Brazilian real	2.19	2.44	2.94

32. Financial instruments

Risk Management and Financial Derivatives

The global nature of our business exposes Syngenta to a range of financial and operating risks. The financial risks predominantly arise from changes in foreign exchange rates, interest rates, equity and commodity prices (i.e. market risk).

A financial risk management framework has been developed to mitigate, where appropriate, any negative impact this may have on the US dollar reported consolidated financial statements. Since formation Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar.

The risk framework comprises a Treasury policy, approved by the Board of Directors, which is binding on all affiliates where Syngenta has management control.

This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across the Group.

The policy covers:

a)	general financing considerations (external debt and equity financing, cash and liquidity management and customer financing),

b)
financial market risk comprising foreign exchange (FX) risk (transaction, translation and economic), interest rate risk (from an interest Charge-at-Risk and asset-liability duration perspective), commodity risk and equity price risk,

c)	credit risk comprising both counterparty (customers and financial institutions) and sovereign concentration risk,

d)	infrastructural risk covering Treasury back, middle and front office activities and the associated internal control and reporting.

In accordance with the Treasury policy the Group actively monitors market risk minimising the possible impact on the consolidated financial statements through use of a variety of derivative and non derivative financial instruments.

These instruments are used to economically hedge underlying risks arising from operational activity and from funding and investment positioning. The main objective being to reduce fluctuations in reported earnings and cash flows. Syngenta does not enter into any speculative derivative trades unrelated to business activity.

The Group Treasury policy sets financial risk limits which take into account the maximum tolerable loss for the Group and, as part of the risk management activity, the Group enters into derivative financial instruments to ensure that the set limits are not breached.

The instruments available for use are detailed in the Treasury policy and selected according to the nature of the underlying risk.

Syngenta operates a centralised dealing platform and all derivative contracts where practically or legally possible are traded externally by the central Group Treasury dealing team. Any dealing activities from other locations have to have prior Group Treasury approval.

Risk Management Principles

Syngenta is exposed to market risk, primarily due to changes in foreign exchange, interest rates and commodity prices. Syngenta is also indirectly exposed to market risk on assets held by defined benefit pension plans.

Foreign Exchange Risk

Operating worldwide in over 80 countries exposes the Group to foreign exchange risk - transaction, translation and economic at both Group and affiliate level.

Foreign Exchange Transaction Risk

The individual Group affiliates predominately transact their operational activities in their respective functional currencies. However, the global nature of the business leads to affiliates bearing significant transactional balance sheet risk. This arises because the amount of local currency received or paid for transactions denominated in foreign currency varies due to a change in foreign exchange rates.

Transactional committed risk for which Syngenta has a contractual obligation which is recorded on the balance sheet, is primarily locally managed (but centrally transacted externally through Group Treasury) through use of foreign exchange forward contracts and occasionally option based structures. Where possible the committed exposures are fully covered unless otherwise approved by Group Treasury.

When deemed appropriate, foreign exchange financing risk arising from financial liabilities denominated in foreign currency is also hedged. Cross currency swaps and foreign exchange forwards are used to convert financial obligations to US dollars.

Syngenta also manages the transactional risk by protecting future uncommitted cash flows with foreign exchange forward and currency option contracts. Uncommitted cash flows are highly probable future cash flows for which Syngenta does not yet have a contractual right or obligation. This is achieved through identifying and designating intercompany cash flows as hedged items and is designed to minimize the impact of foreign exchange rates on the year on year US dollar reported operating income. Syngenta has only options, or combinations of options where a net premium was paid.

Foreign Exchange Translation Risk

Translation exposure arises from consolidation of foreign currency denominated financial statements of the Group’s subsidiaries.

The risk arising from translation of foreign subsidiary balance sheets - the effect of which is a currency impact in consolidated Group equity - is partially hedged. The Group has employed both the raising of foreign currency debt and also “Net Investment” derivative hedging to manage this exposure. The latter being specific action to protect the value of temporary excess foreign currency denominated liquid cash positions.

Foreign Exchange Economic Risk

The Group policy is not to hedge long-term foreign exchange risk.

Interest Rate Risk

Syngenta is exposed to fluctuations in interest rates on its borrowings. While some of the long-term debt raised in the capital markets is kept at fixed rate, a substantial part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense through an interest Charge-at-Risk approach. Syngenta may enter into derivative transactions to manage the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities in line with a predefined zero net duration benchmark (sensitivity of net income/expense resulting from interest rate movements on all financial assets and liabilities).

Other Price Risk

Commodity price fluctuations also affect parts of Syngenta’s business. A commodity is a physical substance, such as food, grains, and oil, which is interchangeable with another product of the same type, and which investors buy or sell usually through futures contracts. The price of the commodity is subject to supply and demand and is traded on a commodity exchange. The Group has exposure to energy prices - namely oil and gas and also has direct exposure to soft commodity prices. Operating in the agrochemical sector also exposes the Group to crop prices in general and these affect both reported operating results and valuation.

Syngenta uses both fixed price contracts and also derivative hedging to minimise impact of year on year commodity price changes in the income statement. Derivative instruments traded are Over the Counter (OTC) vanilla oil and gas commodity options and exchange traded swaps and OTC soft commodity option and exchange traded futures contracts.

Financial Risk Assessment

The residual risk exposure post hedging is assessed using a variety of “Value-at-Risk” (VaR) methods. The exact method selected depends on the underlying risk itself. All VaR approaches try to recognize that holding different assets/liabilities or future cash flow exposures may actually reduce portfolio risk through the de-correlation benefits of diversification. This benefit is captured within the calculation and thus aims to holistically present portfolio risk.

Syngenta uses three different approaches to measuring exposure to market risk, and operates within pre-defined risk levels.

a)	the VaR variance-covariance method as introduced by RiskMetrics Group

b)	the Earnings-at-Risk (EaR) Monte Carlo method - a variant of VaR

c)	the Earnings-at-Risk (EaR) historical simulation method

The particular method selected is dependent on the data distribution characteristics for the risk exposure being measured.

VaR - Variance-Covariance (or Parametric) Approach

This method measures within what ranges the value of respective assets or liabilities may fluctuate with a certain probability over a certain time period (holding period).

Transaction Risk - Committed

Syngenta uses a 95% confidence interval (i.e. there is a 5% probability that the impact from market fluctuations exceeds the level calculated) over a 30 day holding period. This is applied to the committed foreign currency balance sheet exposure. The holding period reflects the monthly review period and use of the variance/covariance approach is suited to the linear nature of instrument protection.

The statistical measure takes 252 days of past price data and implicitly assumes that the value changes in the recent past are indicative of value changes in the future. The measure is performed monthly and a 30 day maximum risk limit is in place. Thus there is a 5% probability of market fluctuations affecting the Group Income Statement by more than the calculated net VaR in the 30 days following measurement.

Interest Charge-at-Risk

Syngenta calculates an Interest Charge-at-Risk as applied by the RiskMetrics Group based on a variance-covariance approach, using a 95% confidence interval and a 12 month holding period in order to estimate its Interest Rate Risks for its forecasted debt levels. Syngenta uses a 12 month time horizon given the seasonality of cash flows and duration of cash forecasts. This measure is performed quarterly. Syngenta does not hold any interest rate instruments with optionality, so this is not addressed in the model.

EaR - Monte Carlo Approach

Syngenta also uses an Earnings-at-risk (EaR) approach which is a similar methodology to VaR but rather than measuring ranges within which the value of assets/liabilities may fluctuate it measures the potential changes to profits/losses from a series of future exposures over a certain time period and with a certain probability.

Again a 95% confidence interval is used but with a 1 year holding period in order to estimate the foreign exchange risk on forecast operating income exposure.

The Monte Carlo simulation computation uses parameters estimated from historical data and applies a randomiser to generate possible future exchange rate paths. Syngenta considers this a good method of assessing operating income risk when non linear derivative instruments have been traded.

The measure is performed monthly and a risk limit is in place over a 12 month holding period.

Thus there is a 5% chance that the impact to reported operating income as a result of foreign exchange rate fluctuations within a year following the measurement date will be more than the calculated net EaR.

Commodity EaR - historical simulation

Syngenta has adopted the historical simulation method as a basis for assessing commodity risk EaR. Again this is measuring the potential changes to profits/losses from a series of future exposures over a certain time period and with a certain probability.

One year of historical prices are used to calculate the daily return. From this the process generates 252 scenarios for future price movements. These movements are then used to value the portfolio of underlying transactions and hedges and by selecting the twelfth of 252 portfolio value changes the 95% EaR is produced.

This measure is performed monthly and a risk limit for both hard commodities (oil and gas) and soft commodities (agricultural produce) over a 12 month holding period is in place.

Risk Calculation Summary Table (Net Impact)

(US$ million)	Time Horizon (Months)	31 December 2006	31 December 2005
Foreign Exchange Risks:
Transaction Risk uncommitted - Earnings-at-Risk	12	26	45
Transaction Risk committed - Value-at-Risk	1	3	7
Translation Risk - Value-at-Risk	1	90	109
Interest Rate Risks - Interest Charge-at-Risk	12	8	6
Other Price Risks - Earnings-at-Risk	12	36	34

Foreign Exchange Risks - Explanation and Risk Sensitivity Analysis

Syngenta uses US dollars as its reporting currency and is therefore exposed to foreign exchange movements in a wide range of currencies. Consequently, it enters into various contracts, such as forward contracts and options, which represent agreements to exchange a defined amount in one currency for an amount in another currency at a defined exchange rate on a defined settlement date in the future. These contracts change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions.

To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts.

To hedge anticipated foreign currency cash flows Syngenta uses currency options and forward contracts. In a forward contract, Syngenta and its counterparty must exchange these amounts on the settlement date. In its option contracts, Syngenta normally pays its counterparty a premium amount at the start of the contract in exchange for the right to make the exchange on the settlement date if it is beneficial to do so at that date (a “purchased” option). In certain circumstances, Syngenta may receive a premium amount from its counterparty in exchange for giving the counterparty the right to make a similar exchange (a “written” option). Syngenta has only options, or combinations of options, where a net premium was paid (a “net purchased” option).

The following table demonstrates the sales and operating cost foreign currency exposures. The primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound and the Euro.

The split of sales and operating costs by currency for the years 2006 and 2005 was as follows:

	Sales in %		Operating costs in %
Currency	2006	2005	2006	2005
US dollar	36	37	33	33
Euro	22	24	19	20
Swiss franc	1	1	19	17
British pound sterling	2	2	11	11
Other	39	36	18	19
Total	100	100	100	100

“Other” includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs.

Transaction Risk - Uncommitted

Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges material mismatches in currency flows for a 12 month benchmark horizon using options and forward contracts to reduce operating income volatility. The approach is designed to hedge the year on year earnings transaction risk for the main currencies. The transactional flows and derivative financial instruments required to operate the program are analyzed on an ongoing basis. The remaining currency exposures are closely monitored and additional protection can, with appropriate authorization, be purchased.

The remaining currency risk occurs across numerous emerging markets, and the diversification offers protection - however, these unhedged currencies are also strictly monitored and managed against clearly defined risk limits.

(US$ million)	December 31, 2006 Earnings-at-Risk			December 31, 2005 Earnings-at-Risk
Income Currency (12 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	87	11	87%	65	50	23%
Euro	34	25	26%	25	24	4%
British pound	31	11	65%	25	21	16%
Other Core Currencies	27	11	59%	30	25	17%
Rest of World	58	58	-%	54	54	-%
Total undiversified	237	116	51%	199	174	13%
Diversification	(183)	(90)	51%	(139)	(129)	7%
Net EaR	54	26	52%	60	45	25%

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for 2007 taking into account related currency hedges. As of December 31, 2006, the total potential adverse movement for 2007 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, was US$26 million (December 31, 2005: US$45 million).

From the Earnings-at-Risk table above the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

The actual movement on transaction flows due to currency movements in 2006 was adverse. This arose due to weak European currencies in the first half of the year - a period when the majority of European sales are made. It has been compounded by a weak US dollar in the second half and the impact of that on the Swiss franc cost base.

Transaction Risk - Balance Sheet

Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to foreign affiliates. They are normally fully covered and are in the majority of cases managed by the use of forward contracts. There are a number of currencies for which either no forward market exists or where the cost of hedging that currency is deemed too costly. These instances thus give rise to VaR. These net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2006 Value-at-Risk			December 31, 2005 Value-at-Risk
Income Currency (1 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	7	-	100%	48	-	100%
Euro	1	1	-%	13	-	100%
British pound	33	2	94%	60	7	88%
Other Core Currencies	3	1	67%	8	1	88%
Rest of World	23	6	74%	21	6	71%
Total undiversified	67	10	85%	150	14	91%
Diversification	(34)	(7)	79%	(42)	(7)	83%
Net VaR	33	3	91%	108	7	94%

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2006 taking into account related currency hedges. As of December 31, 2006, the total 30-day Value-at-Risk, after hedges, at the 95% confidence level was US$3 million (December 31, 2005: US$7 million). Maximum and minimum levels of risk through the year were US$8 million and US$2 million.

The largest exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

Translation Risk - Balance Sheet

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta. The table below demonstrates the 1 month translation Value-at-Risk:

(US$ million)	December 31, 2006 Value-at-Risk			December 31, 2005 Value-at-Risk
Income Currency (1 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	24	24	-%	46	46	-%
Euro	18	10	44%	23	15	35%
British pound	56	29	48%	57	30	47%
Other Core Currencies	10	10	-%	10	10	-%
Rest of World	69	69	-%	53	53	-%
Total undiversified	177	142	20%	189	154	19%
Diversification	(57)	(52)	9%	(49)	(45)	8%
Net VaR	120	90	25%	140	109	22%
Balance sheet translational exposures in subsidiaries are, where appropriate, hedged by the use of foreign denominated debt and in exceptional circumstances, foreign exchange forward contracts. The latter focuses on risk reduction for monetary items.

The translation risk can be significant, however, Syngenta believes over the longer-term mean reversion tendency of currencies reduces the risk to acceptable levels. The Syngenta equity base is also deemed to be of sufficient magnitude to absorb the short to medium term impact of exchange rate movements.

The large investments and operations in Switzerland and the UK lead to the most significant risk.

Interest Rate Risks

As mentioned above, Syngenta is exposed to fluctuations in interest rates on its borrowings.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense through an Interest Charge-at-Risk approach.

As of December 31, 2006, the 12 month Interest Charge-at-Risk at the 95% confidence level was US$8 million (December 31, 2005: US$6 million).

Syngenta may enter into derivative transactions to manage the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities in line with a predefined zero net duration benchmark (sensitivity of net income/expense resulting from interest rate movements on all financial assets and liabilities). Interest rate swaps are contractual agreements to exchange an amount of interest, calculated at a defined rate on a defined notional principal amount, for another amount of interest, calculated at a different rate but on the same notional amount, on a defined settlement date in the future. Most interest rate swaps involve paying or receiving the difference between fixed and floating rate interest payments on a given amount over a given period.

(US$ million)	2006		2005
	Net carrying amount Including derivatives	Duration (years)	Net carrying amount Including derivatives	Duration (years)
Financial liabilities
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	156.3	0.25	263.8	0.25
Eurobond 2006 - at floating rate (USD)	-	-	182.8	0.25
Eurobond 2011 - at fixed rate (USD)	550.1	4.16	-	-
Eurobond 2011 - at floating rate (USD)	100.0	0.25	-	-
Eurobond 2015 - at fixed rate (USD)	428.4	6.63	416.4	7.39
Eurobond 2015 - at floating rate (USD)	214.2	0.25	208.2	0.25
US private placement 2020 - at fixed rate (USD)	-	-	75.0	9.90
US private placement 2020 - at floating rate (USD)	75.0	0.25	-	-
US private placement 2025 - at fixed rate (USD)	75.0	11.09	75.0	11.47
US private placement 2035 - at fixed rate (USD)	100.0	13.18	100.0	13.57
Total Liabilities and weighted duration	1,699.0	4.35	1,321.2	4.69
Financial assets
Cash and cash equivalents	444.9	0.25	457.5	0.25
Marketable securities	81.3	0.24	3.8	0.25
Long-term Marketable securities	20.0	1.04	-	-
Total Assets and weighted duration	546.2	0.28	461.3	0.25

Other Price Risks

Syngenta has historically entered into derivatives related to commodity exposures to a limited extent. During 2005 Syngenta also entered into some oil option derivatives to mitigate the impact of adverse price movements on Syngenta’s cost base. This activity was extended in 2006 and now comprises oil and natural gas hedging in the UK and the US, as well as soft commodity hedging for Corn and Soybean purchases by the Seeds business in the US.

The oil exposure is mainly indirect through the impact of oil prices on the cost of both raw materials and distribution. Gas exposure occurs in the primary manufacturing sites but it is only in the USA and UK that liquid derivative hedging products are readily available.

The hedging programs in place aim to mitigate the impact of price volatility on the year-on-year income statement.

Soft commodity price risks arise in Syngenta’s US Seeds business and the hedging activity here is again aimed at providing stability in the year-on-year Income statement. Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops using either exchange traded futures or OTC options.

The table below assume a 12 month holding period.

(US$ million)		December 31, 2006 Earnings at-Risk			December 31, 2005 Earnings-at-Risk
	Hard Commodities	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Total Undiversified		10	8	20%	15	11	27%
Diversification		(1)	(1)	-%	(1)	(1)	-%
Net EaR		9	7	22%	14	10	29%

(US$ million)		December 31, 2006 Earnings at-Risk			December 31, 2005 Earnings-at-Risk
	Soft Commodities	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Total Undiversified		34	29	15%	31	26	16%
Diversification		-	-	-%	(2)	(2)	-%
Net EaR		34	29	15%	29	24	17%

The hard commodity exposure is related to direct gas usage and a hedging program is in place, which reduces the Net EaR to US$7 million (December 31, 2005: US$10 million)

The soft commodity EaR is driven by the high volatility compared to other asset classes. The hedging program however reduces overall 12 month EaR at December 2006 to US$29 million.

In addition the group has an indirect exposure to oil. The associated operating income volatility is managed by an oil hedging program.

As at 31 December 2006 there was a two million barrel of hedge protection in place for 2007. The EaR for the outstanding oil hedges as at 31 December 2006 was US$9 million (December 31 2005: US$13 million).

Credit Risk

Syngenta has policies and operating guidelines in place to ensure that financial instruments are limited to transactions with high credit quality banks and financial institutions. These include limits in respect of counterparties to ensure there is no significant concentration of credit risk. Any excess cash is invested in liquid investment grade instruments and split across major banks, financial and other institutions to minimize the credit risk. As of December 31, 2006, Syngenta had no treasury or derivative transactions that represented a significant concentration of credit risk. No credit losses have been incurred from the investments described above.

Syngenta sells a broad range of agricultural products to a diverse group of customers throughout the world. Credit ratings are reviewed regularly and defined country credit limits are set and monitored on an ongoing basis.

The maximum exposure to credit risk is represented by the going concern values of the originated loans and receivables that are carried in the balance sheet, including derivatives with positive market values. At the reporting date there were no significant financial guarantees for third party obligations that increase this risk. Syngenta signs netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement with the respective counter-parties, which minimizes the exposure on derivative positions.

Liquidity Risk

Syngenta liquidity risk policy is to maintain at all times sufficient liquidity reserves both at Group and affiliate level in order to meet payment obligations as they fall due and also to maintain an adequate liquidity margin. The planning and supervision of liquidity is the responsibility of the affiliates and Group Treasury. Liquidity requirements are forecast on a weekly basis. The Group operates regional or country cash pools to allow efficient use of its liquidity reserves.

As of December 31, 2006, Syngenta has a committed credit facility of US$1.2 billion with high credit quality banks expiring in August 2013. The following table shows Syngenta’s contractually agreed (undiscounted) interest payments and repayments on non-derivative financial liabilities and the related interest rate derivatives held at December 31, 2006.

2006 (US$ million)		Less than 1 Year			1-3 Years
	Net carrying amount Dec 31, 2006	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	1,556	68	-	-	136	-	-
Derivative financial liabilities
- Interest Rate Swaps	26	-	2	-	4	3	-
2006 (US$ million)	3-5 years			5-10 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	136	-	657	176	-	646
Derivative financial liabilities
- Interest Rate Swaps	11	3	-	-	7	-

2006 (US$ million)	10-20 years			20-30 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	107	-	153	50	-	100
Derivative financial liabilities
- Interest Rate Swaps	-	-	-	-	-	-

2005 (US$ million)		Less than 1 Year			1-3 Years
	Net carrying amount Dec 31, 2005	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	1,101	52	-	259	76	-	-
Derivative financial liabilities
- Interest Rate Swaps	9	-	1	-	-	3	-
- Cross Currency Swaps	30	10	-	-	20	-	-

2005 (US$ million)	3-5 years			5-10 years
	Fixed Interest rate	Variable Interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	76	-	-	189	-	592
Derivative financial liabilities
- Interest Rate Swaps	-	2	-	-	6	-
- Cross Currency Swaps	20	-	-	33	-	50

2005 (US$ million)		10-20 years		20-30 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities:
- Unsecured Bonds, liabilities to Banks and other financial institutions	115	-	150	56	-	100
Derivative financial liabilities
- Interest Rate Swaps	-	-	-	-	-	-
- Cross Currency Swaps	-	-	-	-	-	-

Forecast data for liabilities which may be incurred in the future is not included in the table above. Amounts in foreign currency were translated at the closing rate at the reporting date. The variable payments arising from the financial instruments were calculated based on the forward interest rate yield curve at December 31, 2006 and 2005. Interest on interest rate swaps includes the paid and received amounts as interest is settled on a net basis. Financial liabilities that can be repaid at any time have been assigned to the earliest possible time period.

Derivative Financial Instruments

The following table shows Syngenta’s notional amount and maturities of derivative financial instruments held at December 31, 2006, 2005 and 2004 were as follows:

(US$ million)	Total	30 days or less	60 days or less	90 days or less	180 days or less	180 days – 1 year	1–5 years	More than 5 years
Interest Rate Swaps
2006	1,683	-	-	-	-	-	1,394	289
2005	399	-	-	-	-	185	-	214
2004	1,491	-	-	-	-	-	1,491	-
Cross Currency Swaps
2006	1,277	-	-	-	-	-	636	641
2005	826	-	-	-	-	185	-	641
2004	677	-	-	-	-	-	677	-
Foreign Exchange Forward Contracts
Swiss franc	1,729	276	652	112	301	337	51	-
British pound sterling	1,465	160	1,025	49	199	32	-	-
Other European currencies	553	79	458	2	13	1	-	-
US dollar	3,293	227	1,684	62	75	1,014	231	-
Others	491	2	261	13	16	44	155	-
Total 2006	7,531	744	4,080	238	604	1,428	437	-
Total 2005	6,413	619	3,616	1,258	426	494	-	-
Total 2004	6,480	1,300	4,221	235	447	277	-	-
Currency Option Contracts
Swiss franc	290	-	65	22	101	102	-	-
British pound sterling	264	32	57	15	58	102	-	-
US dollar	105	25	37	17	26	-	-	-
Total 2006	659	57	159	54	185	204	-	-
Total 2005	711	60	94	117	305	135	-	-
Total 2004	1,020	69	113	131	292	415	-	-
Commodity Contracts
US dollar
Total 2006	184	23	31	49	65	16	-	-
Total 2005	131	17	22	35	46	11	-	-
Total 2004	90	11	15	24	32	8	-	-

The currency shown in the above tables reflects the bought currency, which is in most cases the functional currency of the entity involved. There are many sold currencies reflecting the broad range of Syngenta’s exposures.

Hedge accounting

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

Cash Flow Hedges

Cross currency swaps are contracts which involve the exchange of both periodic and final amounts in two different currencies.

Cross currency swaps and interest rate swaps are maintained by Syngenta to economically convert fixed Euro denominated debt into fixed US dollar denominated debt. The swaps that qualify for hedge accounting are designated as cash flow hedges relating to future interest and principal payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for these hedges is measured on a quarterly basis, by comparing the movement in the present value of future coupon bond payments, to the movement in the present value of forecast future cash flows of the associated swaps.

In 2006 interest rate swaps and cross currency swaps with a notional value of US$214 million and US$100 million were de-designated as cash flow hedges of the 4.125% Eurobond 2015 issuance, and 4.125% Eurobond 2011 issuance, respectively. The revaluation of these swaps at the time of de-designation will be recycled to the income statement as the interest charges relating to the bond are recorded.

In 2005 Syngenta also entered into forward starting interest rate swaps to hedge its exposure to increases in interest rates prior to the issuance of the US dollar fixed rate private placement. Hedge effectiveness was measured using the hypothetical derivative method whereby the change in value of the hypothetical swap is compared to the change in value of the actual swap. There is an immaterial amount of hedge ineffectiveness related to these hedges. Forward starting rate swaps are contracts which define a future date, rather than the date the contract is agreed, as the start of the period during which interest payments will be swapped.

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

Gains and losses on exchange forward contracts and net purchased options recognized as net investment hedges during the period were as follows:

(US$ million)	2006	2005	2004
Gains/(losses) recognized in equity	(104)	46	-
Gains/(losses) removed from equity and recognized in net income	-	-	-

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

In 2006 and 2005, Syngenta entered into oil options to hedge an indirect exposure to oil prices. The fair value movements of the hedges are recorded in the income statement. There were no similar transactions in 2004. The amount reported in the 2006 income statement was a loss of US$3 million (2005: gain of US$1 million).

Syngenta also entered into commodity futures and options to hedge certain indirect exposures to commodity crop prices, which did not qualify for hedge accounting. The movements in the fair value of the hedges are recorded in the income statement. The amount reported in the 2006 income statement was a gain of US$5 million (2005 and 2004: nil).

In 2005 and 2006, Syngenta entered into interest rate swaps to hedge its economic exposure to increases in US dollar interest rates prior to the issuance of the 4.125% Eurobond 2015 and the 4.125% Eurobond 2011, respectively. These interest rate swaps did not qualify for hedge accounting, so the movement in the fair value and realized gain on unwinding the swaps was recorded in the income statement in 2006 and 2005 respectively. There were no similar transactions in 2004.

The notional amounts and fair values of the above instruments at December 31, 2006, 2005 and 2004 are as follows:

	Notional amount			Positive fair value			Negative fair value
(US$ million)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Interest Rate Swaps	1,683	399	1,491	1	6	46	(26)	(10)	(24)
– designated as cash flow hedges	1,090	-	1,044	1	-	27	(12)	-	(24)
– designated as fair value hedges	493	-	-	-	-	-	(14)	-	-
Cross Currency Swaps	1,277	826	677	38	73	428	-	(30)	-
– designated as cash flow hedges	963	428	-	29	(20)	-	-	-	-
– designated as fair value hedges	314	-	-	9	-	-	-	-	-
Foreign Exchange Forward Contracts	7,531	6,413	6,480	87	75	111	(67)	(96)	(57)
– designated as cash flow hedges	1,241	382	402	15	4	21	(12)	(16)	(10)
– designated as hedges of net investments in foreign operations	931	1,055	-	9	26	-	-	-	-
Currency Option Contracts	659	711	1,020	20	7	46	(1)	(5)	(3)
– designated as cash flow hedges	659	711	1,020	20	7	46	(1)	(5)	(3)
Commodity Contracts	184	131	90	6	6	5	(2)	-	-
– designated as cash flow hedges	32	57	90	2	2	5	(2)	-	-

At December 31, 2006 Syngenta has the following hedges in place to manage its exposure to its debt portfolio:

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

At inception the 4.125% Eurobond 2011 has been fully hedged through cross currency swaps which convert the Euro denominated fixed rate debt into US dollar fixed rate debt. These swaps have been designated as cash flow hedges. Part of this US fixed rate position has subsequently been put into US dollar floating interest rate. This was achieved through entry into interest rate swaps which partially offset the USD floating to USD fixed part of the initial cross currency swaps. The portion of the original cross currency swaps that is offset by this subsequent transaction has been de-designated and the mark-to-market value held in equity will be amortized through net income over the remaining life of the bond. The new interest rate swaps remain undesignated.

Gains and losses on derivative instruments recognized as cash flow hedges during the period were as follows:

(US$ million)	2006	2005	2004
Interest Rate Swaps
Gains/(losses) recognized in equity	(20)	(23)	1
Gains/(losses) removed from equity and recognized in net income	-	(9)	-
Cross Currency Swaps
Gains/(losses) recognized in equity	(15)	(2)	-
Gains/(losses) removed from equity and recognized in net income	-	(2)	-
Foreign Exchange Forward Contracts
Gains/(losses) recognized in equity	16	(38)	15
Gains/(losses) removed from equity and recognized in net income	(4)	(7)	1
Currency Option Contracts
Gains/(losses) recognized in equity	20	(42)	36
Gains/(losses) removed from equity and recognized in net income	(10)	12	40
Commodity Contracts
Gains/(losses) recognized in equity	5	12	(13)
Gains/(losses) removed from equity and recognized in net income	3	(2)	7

The forecasted future interest payments designated as the hedged item in a cash flow hedge for the above interest rate and cross currency swaps were expected to occur and be reported in net income as follows:

(US$ million)	2006	2005	2004
Less than one year	41	16	4
One to five years	164	65	4
Five years or later	82	81	-

The forecasted transactions designated as the hedged items for the above foreign exchange forward contracts, currency options and commodity contracts are expected to occur and be reported within net income within one year from the balance sheet date. In 2006 there were no gains/(losses) reclassified into earnings as a result of cash flow hedge accounting being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.

Gains and losses recognized in net income on financial instruments designated as fair value hedges and on the hedged items attributable to the hedged risk are as follows:

(US$ million)	2006	2005	2004
Interest rate swaps	2	(24)	11
Cross currency swaps	(5)	3	-
Underlying hedged items	3	19	(11)

The following transactions were de-designated as hedges for accounting purposes:

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

During 2005 the portfolio of derivatives hedging the 4.125% Eurobond 2015 was revised and cross currency swaps with a notional amount of US$214 million were de-designated as cash flow hedges. The revaluation deferred in the cash flow hedge reserve to the point of de-designation is being amortized over the remaining life of the cross currency swaps. An immaterial expense has been charged to financial expense, net.

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

Interest swaps were entered into in 2005 to hedge Syngenta’s economic exposure to increases in US dollar interest rates prior to the issuance of the 4.125% Eurobond 2015. These interest rate swaps did not qualify for hedge accounting. Income relating to the unwinding of these swaps was reported in financial expense, net and was not material.

At the end of 2005 after reviewing forecast transactional cover available for cash flow hedge designation a number of net income currency hedges were de-designated. In 2006 these de-designated hedges were marked to market through the income statement generating a gain of US$3.5 million.

Reported gains and losses on revaluation of available-for-sale financial assets were as follows:

(US$ million)	2006	2005	2004
Impairment losses reported in profit or loss	-	(19)	-
Unrealized holding gains/(losses) reported in shareholders’ equity	39	(3)	9
Unrealized holding gains/(losses) removed from equity and classified in net income	-	10	-

Quoted equity securities are valued at quoted closing prices. Fair value of unquoted equity securities is not material.

Off-balance sheet finance

At December 31, 2006, non-recourse factoring amounted to US$23 million (2005: US$6 million; 2004: US$7 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

33. Syngenta’s operations, associates and joint ventures as at December 31, 2006

The following are the significant legal entities in the Syngenta group. Please refer to Note 2 “Accounting Policies” for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
Argentina
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,998,205	Sales/Production
Australia
Syngenta Crop Protection Pty Ltd.	North Ryde	100%	AUD	83,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales/Production
Bangladesh
Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production
Belgium
Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales
Bermuda
Syngenta Investment Ltd.	Hamilton	100%	USD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	USD	120,000	Insurance
Brazil
Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/ Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	1,620,211,424	Sales/Production/ Research
Canada
Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000	Sales/Production/ Research
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Chile
Syngenta Agribusiness S.A.	Santiago de Chile	100%	CLP	2,190,898,985	Sales/Production
China
Syngenta (Suzhou) Crop Protection Company Limited	Kunshan	100%	CNY	203,747,322	Production
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	8,277,793	Sales
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	383,080,523	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	Jiangsu Province	100%	CNY	354,417,000	Production
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales
Colombia
Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production
Czech Republic
Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales/Development
Denmark
Syngenta Seeds A/S	Copenhagen	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales
L. Daehnfeldt A/S	Odense	100%	DKK	130,000,000	Sales/Production
Egypt
Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
France
Syngenta France S.A.	Saint Cyr l’Ecole	100%	EUR	99,965,085	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	47,600,000	Sales/Production/ Development
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	16,500,000	Production
Syngenta Agro. S.A.S.	Saint Cyr l’Ecole	100%	EUR	22,543,903	Sales/Development
Agrosem S.A.S	Sacy-Le-Petit	80%	EUR	290,000	Sales
C.C. Benoist S.A.S	Orgerus	100%	EUR	2,222,768	Sales/Production
Germany
Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/ Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Greece
Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production
Guatemala
Agro Insumos, S.A.	Guatemala City	100%	GTQ	1,945,400	Sales/Production
Hungary
Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Production
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales
India
Syngenta India Limited	Mumbai	84%	INR	159,308,320	Sales/Production/ Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production
Indonesia
P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Development
Ireland
Syngenta Ireland Limited	Dublin	100%	EUR	50,790	Sales
Italy
Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/ Research
Syngenta Seeds S.p.A.	Milan	100%	EUR	5,772,000	Sales/Production/ Research
Golden Harvest S.R.L.	Massa Lombarda	100%	EUR	52,000	Sales
Ivory Coast
Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	5,858,930,000	Sales/Production
Japan
Syngenta Seeds K.K.	Chiba-ken	100%	JPY	35,800,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/ Research
Liechtenstein
Syntonia Insurance AG	Vaduz	100%	USD	7,500,000	Insurance

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
Luxembourg
Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding/Finance
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg (#1) S.A.	Luxembourg	100%	USD	100,000	Finance
Malaysia
Syngenta Corporation Sdn. Bhd.	Shah Alam	100%	MYR	10,000,002	Holding
Syngenta Crop Protection Sdn. Bhd.	Shah Alam	85%	MYR	6,000,000	Sales
Mexico
Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,580,000	Sales/Production
Morocco
Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales/Development
Netherlands
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/ Production/Research
Syngenta Mogen B.V.	Enkhuizen	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V.	Enkhuizen	100%	EUR	31,583,104	Sales/Production
Syngenta Crop Protection B.V.	A.M. Bergen op Zoom	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Enkhuizen	100%	EUR	18,193	Holding
Syngenta Beta B.V.	Enkhuizen	100%	EUR	18,154	Holding
Syngenta Kappa B.V.	Enkhuizen	100%	EUR	20,001	Holding
Pakistan
Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production/ Development
Panama
Syngenta S.A.	Panama	100%	USD	10,000	Sales
Philippines
Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales
Poland
Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales
Portugal
Syngenta Crop Protection – Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales
Russian Federation
OOO Syngenta	Moscow	100%	RUB	675,000	Sales
Singapore
Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	1,588,023,595	Sales
Syngenta Singapore (Biotech) Pte Ltd.	Singapore	100%	SGD	2	Research/ Development
South Africa
Syngenta South Africa (Pty) Ltd.	Midrand	100%	ZAR	100	Sales/Production/ Research

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
South Korea
Syngenta Seeds Co. Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/ Research
Syngenta Korea Ltd.	Seoul	100%	KRW	55,000,000,000	Sales/Production
Spain
Syngenta Agro S.A.	Madrid	100%	EUR	7,544,828	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/ Research
Sweden
Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/ Research
Switzerland
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/ Production/Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/ Research
Syngenta Crop Protection Schweizerhalle AG	Schweizerhalle	100%	CHF	103,000	Production
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,020	Holding
Syngenta Finance AG	Basel	100%	CHF	2,000,000	Finance
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding
Taiwan
Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales
Thailand
Syngenta Crop Protection Limited	Bangkok	100%	THB	100,000,000	Sales/Production/ Research
Turkey
Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production
United Kingdom
Syngenta Seeds Limited	Halsall	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Whittlesford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	16,500,000	Production
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding/Finance
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Holding/Finance
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/ Research

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
USA
Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/ Research
Syngenta Seeds, Inc	Golden Valley MN	100%	USD	-	Sales/Production/ Research
Syngenta Biotechnology, Inc.	Research Triangle Park, NC	100%	USD	-	Research
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding/Finance
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
Syngenta Investment Corporation	Wilmington, DE	100%	USD	1,000	Holding/Finance
GB Biosciences Corporation	Greensboro, NC	100%	USD	-	Sales/Production
Garst Seed Company	Slater, IA	90%	USD	101	Sales/Research
Golden Seed Company, Inc.	Cordova, IL	90%	USD	1,477	Sales/Production
Garwood Seed Co.	Stonington, IL	90%	USD	56,916	Sales/Production
J.C. Robinson Seeds Inc.	Waterloo, NE	90%	USD	472,927	Sales/Production/ Research
Sommer Bros. Seeds Co.	Pekin, IL	90%	USD	69,911	Sales
Thorp Seed Co.	Clinton, IL	90%	USD	142,475	Sales
Dulcinea Farms, LLC	Ladera Ranch, CA	100%	USD	-	Sales/Development
Syngenta Animal Nutrition, Inc.	Research Triangle Park, NC	100%	USD	-	Sales/Production/ Research
Conrad Fafard Inc.	Agawam, MA	100%	USD	-	Sales/Marketing
Ukraine
TOV Syngenta	Kiev	100%	USD	15,000	Sales
Vietnam
Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales
1 Currency code used is according to ISO 4217.

Listed Companies

Syngenta India Limited (International Securities Identification Number: INE. 402.CO.1016) is listed on the Calcutta Stock Exchange and the Mumbai Stock Exchange. On December 31, 2006 it had a market capitalization of INR 10,005 million.

34. Significant differences between IFRS and United States Generally Accepted Accounting Principles

Syngenta’s consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differ in certain significant respects from US GAAP. As described in Note 2 above, in certain markets, sales terms allow customers the option of a one time, non repeatable extension of credit, for a defined additional period in the following growing season, in respect of a defined proportion of purchases they have made during a defined period, if the customers still have the inventories on hand on expiry of the current growing season. In these consolidated financial statements, for US GAAP Syngenta has treated this arrangement as a “de facto consignment” with reference to the guidance in SEC Staff Accounting Bulletin (SAB) 104, topic A2, Question 2. This treatment differs from that adopted in Syngenta’s previously published consolidated financial statements, in which revenue for these arrangements was recognized on product delivery for US GAAP. The change has been accounted for as the correction of a prior year misstatement, by adjusting the opening balance of retained earnings at January 1, 2006, in accordance with the transitional accounting allowed in the SEC staff response to Question 3 in SAB 108. Before SAB 108 was issued, Syngenta used the rollover method of quantifying the materiality of misstatements. When assessed by this method, the change would not be material to any period presented. However, because the adjustment to January 1, 2006 retained earnings is US$68 million, it is considered material when assessed by the iron curtain method in accordance with SAB 108. The effect of this change on 2006 US GAAP net income is to reduce it by US$1 million, as shown in the net income reconciliation. The effects of the application of US GAAP to net income and equity are set out in the tables below.

(US$ million, except earnings per share amounts)	Notes	2006	2005	2004
Net income/(loss) reported under IFRS attributable to Syngenta AG shareholders		634	622	460

US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	30	(7)	62
Purchase accounting: other acquisitions	b	(86)	(80)	(62)
Restructuring charges	c	(9)	(9)	47
Pension provisions (including post-retirement benefits)	d	(48)	(15)	43
Deferred taxes on share based compensation	e	-	3	(3)
Deferred taxes on unrealized profit in inventory	f	26	(33)	(61)
Impairment losses	g	2	(7)	(1)
Inventory provisions	h	(13)	-	-
Revenue recognition (see above)		(1)	-	-
Environmental remediation costs	i	(27)	-	-
Other items	j	9	28	(17)
Grant of put option to Syngenta AG shareholders	k	(60)	-	-
Valuation allowance against deferred tax assets	l	-	26	(34)
Income tax on undistributed earnings of subsidiaries	m	1	1	(27)
Deferred tax effect of US GAAP adjustments		46	27	(55)
Net income/(loss) reported under US GAAP		504	556	352
Basic earnings/(loss) per share under US GAAP
Continuing operations		5.13	5.56	4.14
Discontinued operations		-	-	(0.79)
Total		5.13	5.56	3.35
Diluted earnings/(loss) per share under US GAAP
Continuing operations		5.07	5.49	4.10
Discontinued operations		-	-	(0.78)
Total		5.07	5.49	3.32

(US$ million, except earnings per share amounts)	Notes	2006	2005	2004
Shareholders’ Equity reported under IFRS		5,666	5,403	5,658
US GAAP adjustments:
Purchase accounting: Zeneca agrochemicals business	a	(449)	(486)	(483)
Purchase accounting: other acquisitions	b	638	724	806
Restructuring provisions	c	51	57	76
Pension provisions (including post-retirement benefits)	d	(730)	18	(176)
Deferred taxes on stock based compensation	e	(40)	(26)	(13)
Deferred taxes on unrealized profit in inventory	f	(94)	(118)	(79)
Impairment losses	g	18	16	23
Inventory provisions	h	(14)	-	-
Revenue recognition (see above)		(112)	-	-
Environmental remediation costs	i	(28)	-	-
Other items	j	38	34	32
Valuation allowance against deferred tax assets	l	(4)	(4)	(35)
Tax on undistributed earnings of subsidiaries	m	(25)	(26)	(27)
Deferred tax effect of US GAAP adjustments		131	(175)	(134)
Shareholders’ Equity reported under US GAAP		5,046	5,417	5,648

(US$ million)	2006	2005	2004
Components of shareholders’ equity in accordance with US GAAP:
Share capital	142	353	525
Additional paid-in capital	5,049	5,067	5,223
Treasury shares, at cost	(784)	(473)	(329)
Retained earnings/(deficit)	892	507	(282)
Accumulated other comprehensive income:
– Currency translation adjustment	170	(126)	520
– Unrealized holding gains/(losses) on available-for-sale financial assets: gains	61	21	34
– Unrealized holding gains/(losses) on available-for-sale financial assets: losses	(1)	-	-
– Unrealized holding gains/(losses) on derivative financial instruments designated as cash flow hedges, net and hedges of net investments in foreign operations	(81)	12	73
– Additional minimum pension liability adjustment	-	(12)	(229)
– Actuarial (loss) of pension and other post-retirement plans not yet recognized in net income	(765)	-	-
– Past service gain/(cost) not yet recognized in net income	50	-	-
– Deferred taxes	313	68	113
Total	5,046	5,417	5,648

Changes in shareholders’ equity in accordance with US GAAP are as follows:

(US$ million)	(Adjusted )
January 1, 2004	5,202
Net income for the year under US GAAP attributable to Syngenta AG shareholders	352
Re-issuance of treasury shares under employee share purchase plans	32
Share based compensation	33
Sale of treasury shares in exchange for own equity instruments	4
Repurchase of shares under share repurchase program	(143)
Cash impact of share options related to share repurchase program	9
Distributions paid to Group shareholders as par value reduction	(142)
Unrealized holding gains on available-for-sale financial assets	10
Net gains on derivative financial instruments designated as cash flow hedges	7
Additional minimum pension liability	(54)
Income taxes credited to shareholders’ equity	28
Foreign currency translation adjustment	310

US$ million)	(Adjusted )
December 31, 2004 (US GAAP)	5,648
Net income for the year under US GAAP attributable to Syngenta AG shareholders	556
Re-issuance of shares under employee share purchase plan	68
Share based compensation	37
Repurchase of shares under share repurchase program	(251)
Distributions paid to group shareholders as par value reduction	(207)
Unrealized holding gains on available-for-sale financial assets	(13)
Net gains on derivative financial instruments designated as cash flow hedges	(61)
Additional minimum pension liability	217
Income taxes credited to shareholders’ equity	(45)
Foreign currency translation adjustment	(532)

December 31, 2005 (US GAAP)	5,417
Transition adjustment on adoption of SAB No. 108	(68)
January 1, 2006 (US GAAP as adjusted)	5,349
Net income for the year under US GAAP attributable to Syngenta AG shareholders	504
Reissuance of shares under employee share purchase plan	77
Share based compensation	58
Grant of put option to Syngenta AG shareholders	(574)
Distributions paid to group shareholders as par value reduction	(260)
Unrealized holding gains on available-for-sale financial assets	39
Net losses on derivative financial instruments designated as cash flow hedges	(93)
Actuarial gains and losses and past service costs of pensions and other post-retirement plans	(700)
Income taxes credited to shareholders’ equity	245
Foreign currency translation adjustment	401
December 31, 2006 (US GAAP)	5,046

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

Subsequent IFRS and US GAAP accounting has led to further differences:

– In 2006, Syngenta disposed of the product rights to ACANTO®, which were recognized as an asset for IFRS but not for US GAAP. The IFRS carrying amount on retirement of the asset resulted in US GAAP profit on disposal being higher than IFRS by US$24 million.

– In 2005, goodwill was adjusted by US$8 million post-tax for a refund of escrow monies.

– In 2006, to reflect new developments in income tax matters which were uncertain at the date of acquisition, Syngenta recorded a US$7 million increase (2004: US$51 million reduction) in income tax liabilities. There was no corresponding adjustment in 2005. IAS 22 requires changes in estimates of pre-acquisition income tax liabilities to be recorded in net income if they are made after the end of the first full accounting period following the acquisition - in this case, after December 31, 2001. Under US GAAP (Emerging Issues Task Force consensus 93-7 (EITF 93-7)) and Statement of Financial Accounting Standards (SFAS) 109 - changes in estimates relating to taxes of the acquired entity and to periods prior to the acquisition date are adjusted against goodwill in whichever subsequent period they are made.

– With effect from January 1, 2002, Syngenta adopted SFAS No.142 and consequently ceased to amortize goodwill for US GAAP. For IFRS, Zeneca agrochemicals business goodwill of US$694 million was amortized until December 31, 2004.

The purchase price allocation was as follows under US GAAP:

(US$ million)	2006 Purchase price allocation	2006 changes	2005 Purchase price allocation	2005 changes	2004 Purchase price allocation	2004 changes
Intangible assets related to marketed products	1,491	-	1,491	-	1,491	-
Property, plant and equipment	1,200	-	1,200	-	1,200	-
Assembled workforce	142	-	142	-	142	-
Other identifiable intangible assets	149	-	149	-	149	-
In process R&D	365	-	365	-	365	-
Current assets	2,013	-	2,013	-	2,013	-
Current liabilities	(2,166)	-	(2,166)	-	(2,166)	-
Other net liabilities	(1,500)	(7)	(1,492)	4	(1,496)	51
Goodwill	63	7	55	(12)	67	(51)
Total	1,757	-	1,757	(8)	1,765	-

The components of the equity and income adjustment related to the US GAAP purchase accounting adjustments are as follows:

	2006 Components to reconcile		2005 Components to reconcile		2004 Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity
Property, plant and equipment	3	(14)	3	(17)	22	(20)
Intangible assets - marketed products	27	(12)	2	(39)	2	(41)
Goodwill	-	(423)	(12)	(430)	38	(422)
Total adjustment	30	(449)	(7)	(486)	62	(483)

b: Purchase accounting: other acquisitions

The components of the equity and income adjustments related to the US GAAP purchase accounting adjustments for 2006, 2005 and 2004 related to other acquisitions are as follows:

	2006 Components to reconcile		2005 Components to reconcile		2004 Components to reconcile
(US$ million)	Net income	Equity	Net income	Equity	Net income	Equity
Ciba-Geigy	(85)	521	(85)	606	(88)	691
Pre-1995 goodwill	-	81	-	81	-	81
Merck goodwill	-	(11)	-	(11)	6	(11)
Other goodwill	(1)	47	5	48	20	45
Total	(86)	638	(80)	724	(62)	806

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

Garst and Golden Harvest

The acquisitions of Garst and Golden Harvest, which are further described in Note 3, have been accounted for under the purchase method for both IFRS and US GAAP. Initial application of the purchase method differs as follows:

- Syngenta announced before the acquisitions that it intended to restructure the combined NAFTA corn and soy seed businesses once the acquisitions had completed. IFRS 3 requires exit costs related to restructuring acquired businesses to be expensed, whereas US GAAP (EITF 95-3) requires goodwill to be increased by the amount of exit costs if exit plans are finalized within 12 months of acquisition and implemented within a further limited period. Restructuring costs of US$5 million less related deferred tax of US$2 million (2004: Costs of US$9 million less deferred tax of US$4 million) were expensed for IFRS in 2005 but were added to goodwill for US GAAP.

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

– The transaction agreements for Golden Harvest give both Syngenta and the former owners of Golden Harvest options to transfer to Syngenta the remaining 10% shareholding under certain future circumstances. Syngenta’s option has been accounted for as an asset, and the former owners’ option as a liability. For IFRS, both options are measured at fair value at the balance sheet date; the net effect on the consolidated financial statements is not material. For US GAAP, the former owners’ option is measured at fair value at the balance sheet date, whereas Syngenta’s option is carried at its fair value at the acquisition date and is not marked to market.

The final purchase price allocation for these two acquisitions in accordance with US GAAP is as follows:

	Garst (final)			Golden Harvest (final)
(US$ million)	Carrying amount	Fair value Adjustments	Fair values	Carrying amount	Fair value Adjustments	Fair values
Cash and cash equivalents	60	-	60	33	-	33
Trade receivables	73	-	73	49	-	49
Other receivables and current assets	15	(4)	11	5	-	5
Inventories	44	18	62	48	5	53

Property, plant & equipment	33	9	42	26	6	32
Intangible assets	-	39	39	-	24	24
In-process research and development	-	3	3	-	1	1
Deferred tax assets	13	3	16	8	3	11
Assets held for resale	195	-	195	-	-	-

Trade accounts payable	(32)	-	(32)	(72)	-	(72)
Financial debts	(72)	-	(72)	(24)	-	(24)
Income taxes payable	(7)	(2)	(9)	(1)	-	(1)
Other current liabilities	(4)	(14)	(18)	(15)	-	(15)
Provisions	-	-	-	(2)	(10)	(12)
Deferred tax liabilities	(7)	(20)	(27)	(6)	(13)	(19)
Other liabilities	-	(11)	(11)	-	-	-
Net assets acquired	311	21	332	49	16	65
Minority interest	(6)	(2)	(8)	(5)	(2)	(7)
Syngenta AG shareholders’ interest	305	19	324	44	14	58

Purchase price paid, including acquisition costs			582			187

Goodwill			258			129

2004 Post-acquisition Profit/(Loss) of acquiree			(29)			(35)

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

Other goodwill

The 2006 post-acquisition loss of EGV and Fafard was US$8 million in accordance with US GAAP. This includes US$9 million expense from reversing the inventory step-up purchase accounting adjustments as the related inventories were sold in 2006, and US$1 million expense for acquired In-process Research and Development. Unaudited pro forma disclosures for the post-combination Syngenta group in respect of EGV and Fafard are as follows:

	2006	2005
Pro forma net income in accordance with US GAAP (unaudited) (US$ million)	503	568
Pro forma earnings per share in accordance with US GAAP (unaudited)
Basic:	5.12	5.68
Fully diluted:	5.06	5.61

The weighted average amortization period of the acquired intangibles is 10 years. Syngenta expects to claim a tax deduction for the EGV goodwill in future periods’ tax returns. No tax deduction is allowable for the Fafard goodwill.

The adjustment for Other goodwill in 2004 mainly represents the amortization expense charged in that year in accordance with IFRS on goodwill arising from business combinations, which occurred between 1996 and 2003. In accordance with SFAS 142, this goodwill has not been amortized after January 1, 2002, whereas for IFRS it continued to be amortized until December 31, 2004.

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

(US$ million)	2006	2005	2004
Restructuring provisions in accordance with IFRS	247	203	273
Adjustments in restructuring provisions to accord with US GAAP	(51)	(57)	(76)
Restructuring provisions in accordance with US GAAP	196	146	197

Adjustments to restructuring provisions to accord with US GAAP are comprised of the following:

(US$ million)	2006	2005	2004
Employee termination costs	(51)	(17)	(53)
Other third party costs	-	(40)	(23)
Adjustments to restructuring provisions to accord with US GAAP	(51)	(57)	(76)

Restructuring provisions in accordance with US GAAP are comprised of the following:

(US$ million)	2006	2005	2004
Employee termination costs	139	95	118
Other third party costs	57	51	79
Restructuring provisions in accordance with US GAAP	196	146	197

Restructuring charges in accordance with US GAAP are comprised of the following:

(US$ million)	2006	2005	2004
Total charges in accordance with IFRS	204	115	221
Adjustments in restructuring charges to accord with US GAAP	9	4	(56)
Restructuring charges in accordance with US GAAP	213	119	165

Adjustments to restructuring charges to accord with US GAAP are comprised of the following:

(US$ million)	2006	2005	2004
Restructuring provision recognition	9	9	(47)
Garst and Golden Harvest fair value adjustments (Note 33b)	-	(5)	(9)
Adjustments to restructuring charges to accord with US GAAP	9	4	(56)

d: Pension provisions (including post-retirement benefits)

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19 (revised 2004), “Employee Benefits”. For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”, other post-employment benefits are recorded in accordance with SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” and the disclosure is presented in accordance with SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. Syngenta has adopted SFAS No.158, “Employers Accounting for Defined Benefit Pension and Other Post-retirement Plans”, an amendment of FASB Statements No. 87, 106 and 132(R)”, as at December 31, 2006. SFAS No. 158 requires the funded status of these plans to be recognized in full as an asset or a liability in the employer’s balance sheet. Changes in plan assets, plan amendments, changes in the actuarial assumptions used to measure the benefit obligation and experience gains and losses compared to those assumptions are all recognized in the balance sheet as they occur, but their recognition in net income is deferred using the corridor method for actuarial gains and losses, and is amortized over expected future service for plan amendments. IAS 19 allows deferred recognition of these amounts in both the income statement and balance sheet. Shareholders’ equity for US GAAP as at December 31, 2006 is lower, and the net benefit liability recorded in the balance sheet is higher, by the post-tax amount of actuarial gains and losses and past service costs of US$483 million. SFAS No. 158 does not change the basic approach to measuring plan assets, benefit obligation or benefit cost.

SFAS No.158 has not been applied retrospectively. In 2005 and prior years, US GAAP also deferred recognition of actuarial gains and losses and past service costs in the income statement. The main differences between IFRS and US GAAP for Syngenta in those years were:

– An additional minimum pension liability was recorded as a liability and reduction in shareholders’ equity for any unfunded deficit of a pension plan calculated on an accumulated benefit (ABO) basis. There is no equivalent IFRS requirement. For the years ended December 31, 2005 and 2004, the minimum liability in the balance sheet was US$12 million and US$229 million respectively, and the credit (charge) to shareholders’ equity was US$217 million and US$(54) million respectively. SFAS No. 158 has removed the concept of the additional minimum liability, because all unfunded deficits and funded surpluses are now recognized in full as liabilities and assets. Immediately prior to SFAS No. 158 adoption at December 31, 2006, the additional minimum liability was US$10 million.

– For US GAAP, past service costs and gains resulting from plan amendments were amortized over average future service. IFRS past service costs are amortized over the vesting period, and are recognized immediately if there is no vesting period; past service gains which represent reductions in benefits for future service are treated as curtailments and are recognized immediately. In 2005 and 2004, these IFRS and US GAAP differences created reconciling items in both net income and shareholders’ equity for Syngenta related to amendments to Syngenta’s Dutch and Swiss pension plans. Adoption of SFAS No.158 has not affected the net income reconciling difference, but has changed the amount of the shareholders’ equity reconciling item for the Swiss plan amendment and has removed the reconciling item for the Dutch plan amendment, which is now fully recognized on the balance sheet for both IFRS and US GAAP.

As disclosed in Note 27 above, Syngenta recorded a US$45 million settlement gain within 2006 IFRS net income in respect of the change to lump sum benefits of UK pension fund members. For US GAAP, this amount has been accounted for as a negative past service cost and is being amortized over average remaining member service. US$3 million was amortized in 2006, resulting in a US$42 million increase in 2006 US GAAP benefit cost compared to IFRS.

Curtailment and settlement gains were recognized in 2005 and 2004 for IFRS as a result of restructuring actions under which Syngenta has materially reduced, or is committed to make material reductions in, the number of employees who are members of certain pension plans. Under IAS 19 (revised 2004), a proportion of unrecognized actuarial gains or losses is recognized in net income when a curtailment or settlement occurs, in addition to the change in benefit obligation and, if applicable, plan assets. Under SFAS 88, there was no such proportionate recognition of unrecognized gains and losses when a curtailment occurs. Consequently, certain losses recognized for IFRS in net income were not recognized for US GAAP. Also, under IAS 19 (revised 2004), the net curtailment result is recognized in net income whether it is a gain or loss. Under SFAS 88, curtailment gains were only recognized to the extent that they exceeded cumulative unrecognized actuarial losses at the curtailment date. Consequently, certain gains recognized for IFRS were not recognized for US GAAP. The timing of recognition of curtailments and settlements under US GAAP and IFRS also differs. Under IFRS, curtailments and settlements are recognized at the same time as the related restructuring provisions. Under SFAS 88, curtailment losses are recognized when their occurrence becomes probable, while curtailment gains and settlements are not recognized until the event or transaction which causes the curtailment or settlement has occurred. Consequently, certain gains recognized for IFRS in net income were not recognized for US GAAP.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for both pension and post-retirement benefit plans:

Pension benefits:

(US$ million)	2006	2005	2004
Asset/(liability) recognized for IFRS	402	304	(110)
Past service costs	29	37	64
Additional minimum pension liability for US GAAP	-	(12)	(229)
Effect of curtailment recognition timing on reported funded status	(9)	(9)	(11)
Actuarial gains and losses	(730)	9	10
Asset/(liability) recognized for US GAAP	(308)	329	(276)

Net periodic benefit cost recognized for IFRS	110	125	221
Past service cost	6	7	(55)
IFRS curtailment gain deferred as past service gain for US GAAP	42	10	-
Other curtailment and settlement gains/(losses)	1	-	11
Amortization of actuarial gains and losses	1	1	3
Net periodic benefit cost recognized for US GAAP	160	143	180

Other post-retirement benefits:

(US$ million)	2006	2005	2004
Liability recognized for IFRS	(37)	(38)	(39)
Unrecognized amounts under IFRS	(22)	(7)	(9)
Liability recognized for US GAAP	(59)	(45)	(48)

Net periodic benefit cost recognized for IFRS	9	10	14
Amortization of actuarial amounts	(1)	(2)	(2)
Net periodic benefit cost recognized for US GAAP	8	8	12

e: Stock based compensation and deferred tax thereon

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

Income tax expense/(credit) in net income:

(US$ million)	2006	2005	2004
In accordance with IFRS:
Current income tax	(5)	4	(5)
Deferred income tax	(2)	(4)	(8)
Total income tax in accordance with IFRS	(7)	-	(13)
Adjustments in accordance with US GAAP	-	(3)	3
In accordance with US GAAP	(7)	(3)	(10)

Income tax expense/(benefit) in shareholders’ equity:

(US$ million)	2006	2005	2004
In accordance with IFRS	(29)	(17)	(14)
Adjustments in accordance with US GAAP	14	16	14
In accordance with US GAAP	(15)	(1)	-

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

Hence, under US GAAP, goodwill was tested for impairment at the segment level. For each segment, there was no indication of impairment to goodwill from the first step of the test set out in SFAS 142 for either the transitional test performed with data as at January 1, 2002 or the annual test performed with data as at September 30, in 2002 and all subsequent years. As a result, in 2002, impairment was recognized under IFRS, but not under US GAAP, due to the differences between the prescribed testing regimes. There have been no significant events or changes in circumstances between September 30, 2006 and the balance sheet date that indicate goodwill needs to be re-tested for impairment.

(2) Property, Plant and Equipment

In accordance with IAS 36, impairment losses recorded for property, plant and equipment in prior periods are reversed if impairment testing in subsequent periods re-assesses the asset’s recoverable amount as higher than estimated when the original loss was recorded. US GAAP, in accordance with SFAS 144, does not permit the subsequent reversal of impairment losses. Reversals of impairment losses of US$5 million recognized for IFRS in 2006 have not been recognized for US GAAP. (2005: US$7 million, of which US$4 million has been recognized in 2006 on sale of the asset). SFAS 144 also prohibits the recognition of an impairment loss if undiscounted forecast cash flows for the asset or asset group are greater than its carrying amount. IAS 36 has no such requirement and recognizes an impairment loss by comparing the discounted forecast future cash flows with the asset’s carrying amount where the asset’s recoverable amount is based on its value in use. 2006 IFRS impairment losses of US$3 million were not recognized for US GAAP because undiscounted cash flows exceeded the related asset carrying amounts.

h: Inventory provisions

In accordance with IAS 2, valuation allowances for inventory are reversed by crediting the income statement when, in a subsequent period, the estimated net realizable value of the inventory has increased because of changes in market conditions since the allowances were recorded. US GAAP does not permit the reversal of inventory valuation allowances to income until the related inventories have been sold.

i: Environmental remediation costs

In 2006, US$27 million of environmental remediation costs were incurred in respect of one manufacturing site where operations have ceased. These costs have been added to the carrying amount of the site in accordance with IAS 16, “Property, plant and equipment”. However, because they arise in the context of a plan to sell or dispose of the site, they are not eligible for capitalization in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”, and have consequently been expensed for US GAAP.

j: Other items

(1) Capitalized interest

Syngenta does not capitalize interest on constructed assets, as it is not required by IFRS. In accordance with US GAAP, interest costs incurred during the construction period (i.e. the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized over the useful life of the asset. Under US GAAP, Syngenta would have capitalized US$4 million, US$3 million and US$1 million of interest costs that were expensed for IFRS reporting purposes for the years ended December 31, 2006, 2005 and 2004 respectively. This amount is net of amortization expense of US$3 million, US$3 million and US$3 million respectively.

(2) Cash flow hedges

Until December 31, 2004, for IFRS, Syngenta recognized gains and losses on cash flow hedges of intercompany forecast transactions in profit or loss when the hedged transaction occurred. For US GAAP, in accordance with SFAS No. 133 implementation guidance issue H13, Syngenta deferred these gains and losses until the related third party transaction occurred. Syngenta has adopted a revised version of IAS 39 as from January 1, 2005, with the result that gain and loss recognition for IFRS is now also deferred until the third party transaction occurs. This IFRS accounting change has been applied prospectively, so that the IFRS US GAAP net income reconciliation for 2005 contains a reversal of the timing differences reported in prior years. US GAAP pre-tax income was higher/(lower) than IFRS by the following amounts in each year:

(US$ million)	2006	2005	2004
	5	25	(16)

IAS 39 does not restrict cash flow hedge accounting relationships based on which legal entity within the group transacts the hedging instrument with a third party. SFAS 133 and implementation guidance issue H1 require the hedging instrument to be held by the entity exposed to the hedged risk or an entity with the same functional currency as that entity. In 2006, Syngenta had hedging relationships which met IAS 39 criteria but not the SFAS 133 criteria, to be accounted for as cash flow hedges. Gains of US$5 million on these hedges which were deferred in IFRS shareholders’ equity at December 31, 2006 because the hedged transaction had not yet occurred, have been recognized in 2006 net income for US GAAP. There is no corresponding adjustment for 2005 or 2004.

Gains/(losses) recognized in US GAAP shareholders’ equity on derivative financial instruments recognized as cash flow hedges were as follows as at December 31, 2006, 2005 and 2004.

(US$ million)	2006	2005	2004
In accordance with IFRS, before income taxes	(58)	12	48
Adjustment for US GAAP	(5)	-	25
In accordance with US GAAP	(63)	12	73

k: Put option grant to Syngenta AG shareholders

In accordance with IAS 32, Syngenta’s February, 2006 grant of put options to shareholders exercisable in May 2006 has been accounted for as an equity instrument, because the option could be settled only by shareholders physically exchanging a fixed number of Syngenta shares for a fixed cash exercise price. In accordance with US GAAP, this written put option has been marked to market, with an initial fair value of US$132 million, and a fair value on exercise of US$192 million. The US$60 million difference between the fair value at grant and on exercise has been recorded as an expense in 2006 net income for US GAAP.

l: Valuation allowance against deferred tax assets

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

In 2005, the tax position of this Syngenta entity changed, and it recorded a taxable profit. Consequently, the US GAAP valuation allowance has been reduced to US$4 million, increasing US GAAP net income for 2005 by US$26 million and the currency translation shareholders’ equity component by US$4 million. In 2006 a taxable profit was also recorded and the US GAAP valuation allowance has been reversed. A deferred tax valuation allowance of US$3 million was established in respect of Portugal.

m: Income tax on undistributed earnings of subsidiaries

In accordance with IAS 12, no deferred tax liability is recognized for the irrecoverable withholding tax which would be payable if the retained earnings of subsidiaries were distributed to the parent company, if the parent has determined that no distribution will be made in the foreseeable future. Syngenta has recognized a deferred tax liability in line with its best estimate of future distributions by group subsidiaries. This is shown within “other” deferred tax liabilities in Note 16 above. However, for US GAAP, Accounting Principles Board (APB) No. 23 and SFAS No. 109 require full provision to be made assuming all earnings will be distributed, unless there is evidence that the subsidiaries’ reinvestment requirements would prevent distribution of their retained earnings. An additional US$25 million deferred tax liability and a US$1 million reduction in income tax expense have been recognized for US GAAP in 2006 (2005: US$26 million additional deferred tax liability and US$1 million reduction in income tax expense; 2004: US$27 million additional deferred tax liability and additional income tax expense) in respect of subsidiaries where distribution of earnings would be possible but no distribution of earnings is currently planned.

Additional US GAAP disclosures

Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation for the years ended December 31, 2006, 2005 and 2004.

Numerator:	2006	2005	2004

Net income/(loss) attributable to Syngenta AG shareholders (US$ million)	504	556	352
Denominator:
Weighted-average number of shares – basic	98,165,298	100,017,271	105,208,929
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	1,004,467	1,023,052	672,031
Grants of Syngenta AG shares to employees under employee share participation plans	264,691	204,763	134,409
Weighted-average number of shares – diluted	99,434,456	101,245,086	106,015,369

The following numbers of potential shares outstanding at the years ended December 31, 2006, 2005 and 2004 have not been included in the computation of diluted earnings per share, because the effect would have been antidilutive:

	2006	2005	2004
Grants of options over Syngenta AG shares to employees	319,411	429,188	-
Grant of Syngenta AG shares to employees	-	101,250	-
Share repurchase options	-	-	4,500,000

The above potential shares may cause dilution of earnings per share in the future.

The weighted average diluted number of shares is lower than the corresponding IFRS number because, for US GAAP, in accordance with SFAS 123(R), the hypothetical share issuance proceeds that Syngenta would have received if all options outstanding during the period had been exercised, must include the excess tax benefits that Syngenta would have received from claiming related tax deductions based on the average share price during the period. For IFRS, the calculation of the hypothetical share issuance proceeds does not include this tax benefit in accordance with IFRS 2. For this reason, the dilutive effect of these options is lower in the US GAAP calculation. Also, the put option granted to shareholders in 2006 has been treated as anti-dilutive for the US GAAP diluted earnings per share calculation. That calculation assumes exercise of the option on its February, 2006 grant date. The US$60 million change in fair value recorded in US GAAP net income for this option would be excluded from adjusted earnings because it relates to the period before exercise. Excluding this expense would make the options anti-dilutive. For IFRS, because no expense is recorded in the income statement and the option was in the money, it was dilutive to earnings during its term.

Amortization of intangible assets

Amortization expense under US GAAP for intangible assets, excluding goodwill was US$274 million, US$290 million and US$283 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The estimated amortization expense for intangible assets under US GAAP for each of the five years following the balance sheet date is as follows assuming all existing assets are held and used until the end of their lives and no impairments are recorded. Future acquisitions, divestments or impairments may occur and would affect the actual amortization expense for these future years:

(US million)
2007	255
2008	235
2009	205
2010	194
2011	193

Carrying amount of goodwill

The movements in the carrying amount of goodwill for the years ended December 31, 2006, 2005 and 2004 were as follows:

(US$ million)	2006	2005	2004
January 1	817	794	459
Movements due to purchase business combinations	45	25	327
Impairment losses	-	-	-
Other movements	-	(8)	(4)
Translation effects	9	6	12
December 31	871	817	794

The above figures are analyzed by reportable segment as follows. No goodwill is attributable to the Plant Science segment.

Crop Protection

(US$ million)	2006	2005	2004
January 1	364	297	339
Movements due to purchase business combinations	43	6	(48)
Impairment losses	-	-	-
Other movements	-	52	(4)
Translation effects	6	9	10
December 31	413	364	297

Seeds

(US$ million)	2006	2005	2004
January 1	453	497	120
Movements due to purchase business combinations	3	19	375
Impairment losses	-	-	-
Other movements	-	(60)	-
Translation effects	2	(3)	2
December 31	458	453	497

Cash flow statement presentation

As permitted by IAS 7, Syngenta has classified all interest and income tax cash flows within cash flow from operating activities. In accordance with US GAAP, current income tax benefits of US$16 million arising from share based payment awards exercised by or released to employees in 2006, would be classified as a cash inflow from financing activities.

Shipping and handling costs

Syngenta classifies shipping and handling costs associated with purchasing and movements of products between Syngenta locations within Cost of goods sold. Shipping and handling costs directly related to delivery of products to third party customers are classified within Marketing and distribution. The amount included in Marketing and distribution in 2006 was US$208 million (2005: US$178 million; 2004: US$129 million).

Advertising and promotion costs

Advertising and promotion costs for the periods ended December 31, 2006, 2005 and 2004 were US$189 million, US$202 million, and US$217 million respectively. Advertising and promotion costs are expensed as incurred.

Available-for-sale financial assets

Gross proceeds from the sale of available-for-sale financial assets during 2006 were US$12 million (2005 and 2004: US$ nil).

There were US$1 million available-for-sale financial assets with unrealized losses at December 31, 2006.

Syngenta’s share of the unrealized gain on available-for-sale securities held by an associated company is US$0.3 million on a post-tax basis, according to the most recent valuations available at December 31, 2006 (2005: US$3 million; 2004: US$ nil).

Assets held for sale

US$5 million of the assets shown as held for sale in the consolidated balance sheet at December 31, 2006 would be shown as Property, plant and equipment in accordance with US GAAP, because the lease payments due by Syngenta under an operating leaseback to be entered into when these assets are sold, exceed 10% of the fair value of those assets.

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

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on available-for-sale securities. The additional disclosures required under US GAAP are as follows.

(US$ million)	2006	2005	2004
Net income under US GAAP	504	556	352
Other comprehensive income:
Net unrealized holding gains/(losses) on available-for-sale financial assets	39	(10)	10
Net gains/(losses) on derivative financial instruments designated as cash flow hedges	(93)	(61)	7
Foreign currency translation adjustment	401	(532)	310
Additional minimum pension liability adjustment	3	217	(54)
Income tax (charged)/credited to other comprehensive income	23	(45)	28
Comprehensive income under US GAAP	877	125	653

Income Taxes

Income tax (expense)/benefit from continuing operations in accordance with US GAAP consists of the following:

(US$ million)	2006	2005	2004
Current	(87)	(158)	(146)
Deferred	1	41	33
Total income tax (expense)/benefit from continuing operations	(86)	(117)	(113)

Deferred income taxes in accordance with US GAAP consist of the following:

(US$ million)	2006	2005	2004
Assets associated with:
– inventories	212	242	169
– accounts receivable	122	85	75
– property, plant and equipment	25	11	16
– pension and employee costs	276	11	107
– other provisions	349	249	262
– net operating losses	144	179	212
– financial instruments, including derivatives	44	41	24
– other	50	41	194
Total assets	1,222	859	1,059
Less valuation allowance	(209)	(195)	(192)
Total assets, net	1,013	664	867
Liabilities associated with:
– property, plant and equipment depreciation	185	172	289
– intangible assets	584	618	713
– pension and employee costs	104	35	13
– inventories	50	55	42
– financial instruments, including derivatives	50	55	59
– other provisions and accruals	202	148	213
Total liabilities	1,175	1,083	1,329
Net deferred tax asset/(liability)	(162)	(419)	(462)

A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming more likely than not. This would result in a decrease in Syngenta’s effective tax rate.

The movement on the valuation allowance for deferred tax assets during the year was as follows:

(US$ million)	2006	2005	2004
January 1	(195)	(192)	(312)
Net operating losses and deductible temporary differences:
– arising during the period but not recognized	(17)	(40)	(11)
– which arose in previous periods and were recognized in the period	8	13	112
– which expired during the period	9	1	25
Effect of change in tax rate	-	10	-
Translation effects	(14)	13	(6)
December 31	(209)	(195)	(192)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2006. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced.

The valuation allowances principally relate to deferred tax assets arising from taxable losses and deductible temporary differences in jurisdictions where there was insufficient evidence to support the likelihood of their utilization against taxable profits in future periods. The principal jurisdiction where valuation allowances against deferred tax assets have been established is Brazil.

The above deferred tax balances would be classified as follows in accordance with SFAS No. 109:

(US$ million)	2006	2005	2004
Total deferred tax assets, net	1,013	664	867
Offset against deferred tax liabilities	(435)	(62)	(218)
	578	602	649

Of which:
Current deferred tax assets	300	356	400
Non-current deferred tax assets	278	246	249
	578	602	649

Total deferred tax liabilities	1,175	1,083	1,329
Offset against deferred tax assets	(435)	(62)	(218)
	740	1,021	1,111

Of which:
Current deferred tax liabilities	57	76	90
Non-current deferred tax liabilities	683	945	1,021
	740	1,021	1,111

Analysis of tax rate

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate for US GAAP for the years ended December 31, 2006, 2005 and 2004 are given below.

	2006	2005	2004
(US$ million	%	%	%
Statutory tax rate	25	25	25
Overseas income taxed at different rates	(15)	(6)	2
Restructuring costs	2	(2)	(13)
Effect of disallowed expenditures and income not subject to tax	3	(1)	5
Effect of utilization of previously unrecognized deferred tax assets	(1)	(6)	(23)
Effect of non-recognition of tax losses in current year	1	4	2
Effect of change in tax rates on opening deferred tax balances	(1)	-	-
Increase in valuation allowance against previously recognized deferred tax assets	3	9	6
Changes in prior year estimates and other items	(3)	(6)	17
Effective tax rate	14	17	21

Subsequently recognized tax benefits relating to the valuation of deferred tax assets as of December 31, 2006, 2005 and 2004 would be allocated as follows:

(US$ million)	2006	2005	2004
Income tax benefit that would be reported in the consolidated statement of net income	167	153	150
Goodwill	42	42	42
Total	209	195	192

Income tax (expense)/benefit for the period was allocated as follows:

(US$ million)	2006	2005	2004
To continuing operations	(86)	(117)	(113)
To discontinued operations	-	-	1
To gains and losses included directly in comprehensive income	15	(45)	28
Total income tax (expense)/benefit for the period	(71)	(162)	(84)

The income tax (charged)/credited to other comprehensive income was as follows:

(US$ million)	2006	2005	2004
On unrealized holding gains/losses on available-for-sale financial assets	(4)	(1)	(4)
On unrealized gains/losses on derivative financial instruments designated as cash flow hedges	19	17	(3)
On additional minimum pension liability	-	(73)	20
On items included in foreign currency translation adjustment	8	12	15
Total tax (charge)/credit on comprehensive income/(loss)	23	(45)	28

Income/(losses) before tax from continuing operations consists of:

(US$ million)	2006	2005	2004
Switzerland	163	317	238
Foreign	432	360	303
Total	595	677	541

Income tax (expense)/benefit from continuing operations consists of:

(US$ million)	2006	2005	2004
Current income tax expense
Switzerland	(31)	(50)	(22)
Foreign	(56)	(108)	(124)
Total	(87)	(158)	(146)

Deferred income tax expense
Switzerland	29	(29)	76
Foreign	(28)	70	(43)
Total	1	41	33

Total income tax expense
Switzerland	(2)	(79)	54
Foreign	(84)	(38)	(167)
Total	(86)	(117)	(113)

Employee benefit plans

Presented below are the disclosures required by US GAAP that are different than those provided under IFRS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans. Principal actuarial assumptions are given in Note 27. All plans were measured as of December 31, in each year presented.

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Benefit obligation
Projected benefit obligation January 1	3,962	3,903	3,382	170	170	176
Current service cost	135	108	126	2	2	2
Interest cost	185	167	176	9	10	10
Curtailments and settlements	43	(12)	29	-	-	-
Plan amendments	(45)	(10)	25	(2)	(3)	(3)
Actuarial (gain)/loss	(17)	368	230	(6)	2	(7)
Foreign currency translation	378	(397)	257	1	(1)	2
Benefit payments	(217)	(158)	(191)	(10)	(10)	(10)
Acquired in business combinations	-	(1)	10	-	-	-
Disposals of subsidiaries	-	-	(163)	-	-	-
Other movements	151	(6)	22	-	-	-
Projected benefit obligation December 31	4,575	3,962	3,903	164	170	170

Accumulated benefit obligation at December 31	4,123	3,573	3,472

Plan assets at fair value
At January 1	3,525	3,212	2,852	95	91	50
Actual return on plan assets	264	310	247	9	4	5
Curtailments and settlements	(5)	(34)	(9)	-	-	-
Foreign currency translation	335	(346)	223	-	-	-
Employer contributions	181	520	187	11	10	46
Employee contributions	26	24	25	-	-	-
Benefit payments	(217)	(158)	(191)	(10)	(10)	(10)
Acquired in business combinations	-	-	9	-	-	-
Disposals of subsidiaries	-	-	(170)	-	-	-
Other movements	158	(3)	39	-	-	-
Plan assets at fair value at December 31	4,267	3,525	3,212	105	95	91
Funded status	(308)	(437)	(691)	(59)	(75)	(79)
Unrecognized past service cost/(gain)	-	7	24	-	(15)	(17)
Unrecognized actuarial (gain)/loss	-	771	620	-	45	48
Additional minimum liability adjustment	-	(12)	(229)	-	-	-
Prepaid/(accrued) benefit cost	(308)	329	(276)	(59)	(45)	(48)
Amounts recognized in the balance sheet
Non-current asset	6	526	124	-	-	-
Non-current liabilities	(314)	(197)	(400)	(59)	(45)	(48)
Net amount recognized	(308)	329	(276)	(59)	(45)	(48)

Other Adjustments to Closing Balance

Other comprehensive income: amounts not yet recognized as benefit cost.

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Actuarial gain/(loss)	(729)	-	-	(36)	-	-
Past service (cost)/gain	36	-	-	14	-	-
	(693)	-	-	(22)	-	-

The effect of adopting SFAS No. 158 on the financial statements was as follows:

(US$ million)	Increase/Decrease) in line item 2006
Non-current liabilities	106
Non-current assets	(600)
Deferred tax assets	223
Shareholders’ equity	(483)

In 2007, the estimated actuarial (loss) and past service cost gain which will be recorded as an (increase)/reduction in benefit cost are US$(29) million and US$2 million respectively.

Certain pension plans had an accumulated benefit obligation in excess of the fair value of plan assets. The benefit obligation and plan assets for these plans were as follows:

(US$ million)	2006	2005	2004
Projected benefit obligation as at December 31	170	159	2,495
Accumulated benefit obligation as at December 31	159	146	2,242
Fair value of plan assets as at December 31	7	20	1,927

The corresponding figures for pension plans with projected benefit obligation in excess of the fair value of plan assets were as follows:

(US$ million)	2006	2005	2004
Funded plans:
Projected benefit obligation as at December 31	3,789	3,782	3,586
Fair value of plan assets as at December 31	3,642	3,483	3,049
Unfunded plans:
Projected benefit obligation as at December 31	168	150	154

An analysis of defined benefit pension plan assets by type of asset at December 31, 2006, with weighted average target asset allocation ranges, is as follows:

	2006 Target allocation %		2006 Market value		2005 Market value		2004 Market value
Asset Category	Min	Max	US$m	Percentage	US$m	Percentage	Min	Max
Total Equity Securities	25	40	1,379	32	1,001	29	1,038	32
Debt Securities	35	55	1,806	43	1,740	49	1,589	50
Real Estate	3	7	172	4	156	4	136	4
Other	15	30	910	21	628	18	449	14
Total assets			4,267	100	3,525	100	3,212	100

Investment policies and strategies are determined separately for each of the major defined benefit pension plans. Asset allocation strategies are set with the aim of ensuring that:

$ investment return objectives are balanced against volatility risk;
$ sufficient liquid or readily realizable assets are held to meet any unexpected cash flow requirements arising from foreseeable circumstances;
$ responsibility for day-to-day investment decisions is diversified across a range of Investment Managers with different investment styles;
$ currency, inflation and interest rate risk is minimized through the use of derivatives; and
$ political risk is reduced by diversification of assets across many countries.

	Pension			Other post-retirement benefits
(US$ million)	2006	2005	2004	2006	2005	2004
Benefit cost
Current service cost	135	108	126	2	2	2
Past service cost/(gain)	(1)	15	12	(4)	(5)	(3)
Interest cost	185	167	176	9	10	10
Expected return on plan assets	(216)	(161)	(172)	(6)	(6)	(3)
Employee contributions	(26)	(24)	(25)	-	-	-
Amortization of actuarial (gain)/loss	32	20	17	7	7	6
Curtailments and settlements	51	18	46	-	-	-
Net periodic benefit cost	160	143	180	8	8	12

Variable Interest Entities (VIE)

As disclosed in Note 15 to the financial statements, Syngenta has a 25% equity interest in the North American Nutrition and Agribusiness Fund, LLP (“NANAF”), a limited liability partnership. Syngenta is a limited partner in NANAF, and Syngenta’s potential losses are therefore limited to the value of its investment and any future investments it is committed to make. In the opinion of Syngenta, the LLP is a VIE as defined by FASB Interpretation (FIN) No. 46 (revised December 2003). Syngenta is not the primary beneficiary of the VIE, but its interest is a significant variable interest.

NANAF is an investment fund specializing in biotechnology and nutrition research and start-up entities in the USA and Canada. Syngenta’s involvement with NANAF began in 1999. Syngenta’s 25% interest is valued at US$3 million as disclosed in Note 15. This represents Syngenta’s proportionate share of the fair value of the total investments in the fund. Syngenta’s maximum exposure to potential loss is this amount, together with potential future investment of US$6 million which Syngenta would be committed to make if required, under its agreement with NANAF. This amount of US$6 million is included in the US$27 million “Other commitments” disclosed in Note 30.

Pivot Point Services LLC (Pivot Point), provides warehousing and seed customization services exclusively to Syngenta in central Illinois, USA, under a 10 year agreement. Syngenta guarantees Pivot Point’s lease payments to its lessors. These leases are classified as operating leases. In the opinion of Syngenta, Pivot Point is a VIE, and Syngenta is its primary beneficiary. Syngenta therefore consolidates Pivot Point, although it has no voting equity interest. Estimated payments by Syngenta to Pivot Point will be US$2 million per year over the 10 year agreement. Other than through the operating lease payment guarantees, Pivot Point’s creditors have no recourse to Syngenta.

Syngenta is the limited partner in a limited partnership venture capital fund in which it has committed to invest US$100 million, of which US$5 million has been invested to date. The fund manager, LSP Bioventures Management B.V., is the general partner. For IFRS, in accordance with SIC-12, Syngenta consolidates the fund because the fund’s activities are conducted on behalf of Syngenta and Syngenta has power to obtain the majority of the benefits arising from the fund. The individual investments of the fund are accounted for by Syngenta as available-for-sale financial assets. For US GAAP, in accordance with FIN No. 46(R), the fund is considered to be a VIE and the general partner is considered to be its primary beneficiary in accordance with EITF 04-5. Syngenta accounts for its 99% economic and voting interest in the fund in accordance with the equity method. There was no difference between the related net income and shareholders’ equity amounts in accordance with IFRS and US GAAP at December 31, 2006.

35. Effect of new accounting pronouncements

International Financial Reporting Standards

The effect of new and revised standards adopted by Syngenta in these consolidated financial statements, is set out in Note 2 above.

IFRS 8, “Operating Segments”, was issued in November 2006, and requires Syngenta to analyze certain items in the consolidated financial statements into operating segments, identified based on the segmental information and analysis that management uses to make operating decisions. IFRS 8 will replace IAS 14, which required reported segments to be identified based on the products and services sold by Syngenta and the geographical areas in which Syngenta operates. The information required by IAS 14 is disclosed in Notes 4 and 5 above. IFRS 8 will be mandatory for Syngenta with effect from January 1, 2009. Syngenta does not believe that the new IFRS 8 requirements will of themselves lead to identification of different operating segments compared to those set out in Notes 4 and 5.

IFRIC 12, “Service Concession Arrangements”, was issued in November 2006 and gives guidance on how operators of public-to-private service concession arrangements should account for them where the services the operator must provide under the arrangements are regulated. Syngenta operates no such arrangements.

US GAAP

The effect of new and revised accounting pronouncements is as follows:

SFAS No 154, “Accounting Changes and Error Corrections”, was issued in May 2005, and requires error corrections and voluntary changes of accounting policy to be accounted for by retrospective adjustment to previously published figures for the periods affected. Adoption of new US GAAP accounting standards, and pronouncements is also required to be accounted for in this way if the pronouncement in question does not specify a transition method. Syngenta adopted SFAS No. 154 with effect from January 1, 2006. Adoption had no effect on the consolidated financial statements.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” was issued in February 2006, and, among other requirements, permits a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basics) event, on an instrument-by-instrument basis, in cases in which a derivative, such as conversion or early prepayment options, would otherwise have to be bifurcated. SFAS No. 155 will be mandatory for Syngenta with effect from January 1, 2007. Syngenta does not believe that SFAS No. 155 will have a material effect on its consolidated financial statements.

SFAS No. 156, “Accounting for Servicing of Financial Assets”, was issued in March 2006. SFAS No. 156 requires servicing assets and liabilities to be recognized initially at fair value, and allows entities to choose either amortization or fair value measurement as its subsequent measurement method for them. SFAS No. 156 will be mandatory for Syngenta with effect from January 1, 2007. Syngenta does not believe that SFAS No. 156 will have a material effect on its consolidated financial statements.

SFAS No. 157, “Fair Value Measurements”, was issued in September 2006, and provides detailed guidance on how to calculate fair value, for application in those situations in which another US GAAP pronouncement requires a financial statement item to be measured at fair value. SFAS No. 157 will be mandatory for Syngenta with effect from January 1, 2008. Syngenta is assessing what effect, if any, adoption of SFAS No 157 will have on its consolidated financial statements. US GAAP currently requires fair value measurements in several significant areas relevant to Syngenta, such as non-monetary exchanges of assets, business combination purchase price allocation, the assets of defined benefit pension plans, impairment testing for goodwill and long-lived assets, investments in equity securities, derivative financial instruments, and costs associated with exit or disposal activities in a business restructuring.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” was issued in September 2006. The changes introduced by SFAS No. 158 and their effect on the line items in the financial statements are set out in Note 34 d: and in the supplemental disclosures at the end of Note 34. Syngenta adopted SFAS No. 158 with effect from December 31, 2006.

FASB Interpretation position (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”, was issued in June 2006. FIN No. 48 requires an uncertain tax position to be recognized in the financial statements if it is more likely than not that the taxpayer’s position would be sustained on examination by the tax authorities. A tax position meeting the recognition thresholds of FIN No. 48 is measured at the largest amount of benefit that is greater than 50% likely of being realized, after accounting for accrued interest and penalties, if applicable, on any benefits claimed by the entity which do not meet these criteria. FIN No. 48 allows interest and penalties to be classified as income tax expense, which is Syngenta’s existing policy and thus will continue on adoption of FIN No.48. Syngenta’s existing accounting policy for uncertain tax positions is disclosed in Note 2 above. After a preliminary evaluation of its open tax positions in accordance with the requirements of FIN No. 48, Syngenta is of the opinion that the effect of adopting FIN No. 48 on the amount of uncertain tax benefits recognized will be an adjustment of approximately US$20 million reducing the balance of retained earnings. Prior periods will not be restated as a result of this required accounting change. Syngenta is required to adopt FIN No. 48 as of January 1, 2007.

EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is Gross versus Net Presentation)” was ratified in March 2006.

EITF 06-3 permits taxes imposed on a sales transaction and related recharges to customers to be presented either gross, in sales and in costs, or net, based upon an accounting policy election. Syngenta has adopted EITF 06-3 early, with effect from January 1, 2006. Syngenta had elected to show such taxes net, that is, to exclude the related amounts from both sales and costs.

FSP FAS 115-1 & 124-1, “The Meaning of Other than Temporary Impairment and Its Application to Certain Investments” was issued in November 2005, and provides guidance on recognizing and measuring impairment losses on available-for-sale financial assets. Syngenta adopted this FSP with effect from January 1, 2006. Adoption had no effect on the consolidated financial statements.

FASB Staff Position (FSP) FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” was issued in October 2005, and prohibits the capitalization of operating lease expense for land and buildings as part of the cost of assets constructed on or in the leased land and buildings. Syngenta adopted FSP FAS 13-1 with effect from January 1, 2006. Adoption of FSP FAS 13-1 did not have a material effect on the consolidated financial statements.

FSP FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” was issued in July 2006, and will be mandatory for Syngenta with effect from January 1, 2007. Syngenta does not believe that adoption of FSP FAS 13-2 will have a material effect on the consolidated financial statements.

SEC Staff Accounting Bulletin (SAB) No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” was issued in September 2006, and provides SEC registrants with the staff’s views regarding the process of quantifying Financial Statement misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year Financial Statements. SAB No. 108 requires assessment of the impact of the misstatement on both current year earnings (the “rollover” method) and on the balance sheet statement of financial positions at the period end (the “iron curtain” method) in addition to considering relevant qualitative factors. Syngenta has applied SAB No. 108 with effect from January 1, 2006.

36. Subsequent events

On February 2nd, 2007, Syngenta announced that it has signed an agreement to divest major parts of its Rosental site in Basel, Switzerland to two real estate companies. Proceeds of disposal will be approximately CHF 175 million.

On February 7, 2007, the Board of Directors approved a new restructuring program. Savings will be made in both cost of goods sold and operating expenses and will enable the company to make additional investments in technology, marketing and product development to drive future growth. The total cost of the new program over the next five years is estimated at US$700 million in cash and US$250 million in non-cash charges.

Approval of the Financial Statements

These financial statements were approved by the Board of Directors on February 7, 2007.