Form 20-F
period 2007-12-31
SYNGENTA AG
filed 2008-02-28
CIK 1123661

As filed with the Securities and Exchange Commission on February 28, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

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

James Halliwell
+41 61 323 7074
james.halliwell@syngenta.com /+41 61 323 9094
Syngenta International AG
P.O. Box
CH-4002 Basel, Switzerland
(Name, Telephone, E-mail and/or Facsimile Number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one-fifth of a common share of Syngenta AG, nominal value CHF 0.10	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

100,763,267 Common shares, nominal value CHF 0.10 each

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐	Yes	☒	No

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

We identify the forward-looking statements in this annual report by using the words “will” or “would”, or “anticipates”, “believes”, “expects”, “intends” or similar expressions, or the negative of these expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry, especially during downturns in the agricultural economy;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that Syngenta’s crop protection business may be adversely affected by increased use of products derived from biotechnology;

•	the risks associated with climatic variations;

•	the risk that customers will be unable to pay their debts to us due to local economic conditions;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with an earthquake occurring in a key site;

•	other risks and uncertainties that are difficult to predict

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

ii

Table of contents

PART I	Item 1 — Identity of Directors, Senior Management and Advisers

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, of the consolidated financial statements.

The selected financial information set out overleaf has been extracted from the consolidated financial statements of Syngenta. Investors should read the whole document and not rely on the summarized information. The information includes the results of operations and the net assets of Golden Harvest from July 31, 2004, Garst from September 1, 2004, Emergent Genetics Vegetable A/S (EGV) from June 1, 2006, Conrad Fafard, Inc. from August 1, 2006, Fischer group of companies from July 1, 2007 and Zeraim Gedera Ltd. from September 1, 2007. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements.

PART I	Item 3 — Key Information

SELECTED FINANCIAL DATA

	Year ended December 31,
(US$ million except where stated)	2007	2006	2005	2004	2003
Amounts in accordance with IFRS(1)
Income statement data
Sales	9,240	8,046	8,104	7,269	6,525
Cost of goods sold	(4,669)	(3,982)	(3,950)	(3,532)	(3,248)
Gross profit	4,571	4,064	4,154	3,737	3,277
Operating expenses	(3,107)	(3,235)	(3,294)	(3,196)	(2,759)
Operating income	1,464	829	860	541	518
Income/(loss) before taxes	1,419	798	766	466	379
Income/(loss) from continuing operations	1,111	637	626	536	246
Net income/(loss) attributable to Syngenta AG shareholders	1,109	634	622	460	248
Number of shares - basic	95,973,958	98,165,298	100,017,271	105,208,929	101,682,672
Number of shares - diluted	97,143,368	99,876,180	101,464,222	106,015,369	101,799,899
Basic earnings/(loss) per share
From continuing operations	11.56	6.46	6.22	5.16	2.39
From discontinued operations	-	-	-	(0.79)	0.05
Total	11.56	6.46	6.22	4.37	2.44
Diluted earnings/(loss) per share
From continuing operations	11.42	6.35	6.13	5.12	2.38
From discontinued operations	-	-	-	(0.78)	0.05
Total	11.42	6.35	6.13	4.34	2.43
Cash dividends declared - CHF per share	1.60	-	-	-	0.85
Cash dividends declared - US$ per share equivalent	1.32	-	-	-	0.64
Par value reduction - CHF per share	2.20	3.30	2.70	1.70	-
Par value reduction - US$ per share equivalent	1.78	2.68	2.10	1.35	-
Cash flow data from continuing operations
Cash flow from operating activities	1,168	928	497	1,309	791
Cash flow used for investing activities	(368)	(411)	(144)	(686)	(232)
Cash flow used for financing activities	(781)	(541)	(74)	(679)	(630)
Capital expenditure on tangible fixed assets	(317)	(217)	(174)	(166)	(211)
Balance sheet data
Current assets less current liabilities	2,745	2,578	1,747	2,185	1,816
Total assets	13,280	11,852	11,404	11,786	10,740
Total non-current liabilities	(3,314)	(3,190)	(2,508)	(2,884)	(2,705)
Total liabilities	(7,239)	(6,158)	(5,973)	(6,108)	(5,617)
Share capital	6	142	353	525	667
Total shareholders’ equity	6,022	5,666	5,403	5,658	5,056
Other supplementary income data
Diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment(2)	11.45	8.73	7.67	7.19	3.34

PART I	Item 3 — Key Information

Notes
(1)
Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements.

(2)	Diluted earnings/(loss) per share from continuing operations, excluding restructuring and impairment is a non-GAAP measure.

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:
- includes, or is subject to adjustments that have the effect of including amounts, that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.
- excludes, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be limited continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance. Further discussion on the reason for including disclosure of this and other non-GAAP measures is included in Appendix A at the end of Item 5.

Restructuring and impairment charges for 2007, 2006 and 2005 are analyzed in Note 7 to the consolidated financial statements. Restructuring and impairment for 2004 mainly related to the Operational Efficiency Program announced in that year and for 2003 represented mainly the costs of integrating the separate Novartis agribusiness and Zeneca agrochemicals business legacy organizations and the closure of certain manufacturing and research and development sites and refocusing of other continuing sites. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is given in Appendix A at the end of Item 5.

PART I	Item 3 — Key Information

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

Syngenta Faces Increasing Competition in Its Industry, Especially During Downturns in the Agricultural Economy

Syngenta currently faces significant competition in the markets in which it operates.  In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend can be partly offset by the withdrawal of some products because they are not re-registered or are subject to voluntary range reduction programs to reduce the range of products offered.  At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production.  As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

Declines in commodity crop prices can indirectly affect Syngenta’s results.  They can result not only in reduced sales, but also in competitive price pressure in certain of our markets.  These fluctuations may negatively impact Syngenta’s business or results of operations in the future.

Syngenta May Not Be Able to Obtain or Maintain the Necessary Regulatory Approvals for Some of Its Products, and This Would Restrict Its Ability to Sell Those Products in Some Markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals.  In most markets, including the United States and the EU, crop protection products must be registered after being tested for safety, efficacy and environmental impact.  In most of Syngenta’s principal markets, after a period of time:

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

Changes in the Agricultural Policies of Governments and International Organizations May Prove Unfavorable

In subsidized markets such as the United States, EU and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets.  In each of these areas there are various pressures to reduce subsidies.  However, it is difficult to predict accurately whether, and if so, when such changes will occur.  We expect that the policies of governments and international organizations will continue to affect the income available to growers to purchase crop protection and seeds products and accordingly the operating results of the agribusiness industry.

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

PART I	Item 3 — Key Information

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

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business.  This may not be offset, in whole or in part, by the opportunities presented to our seeds and business development businesses, which are more actively pursuing products and traits developed through biotechnology.  Crop protection accounted for 78% of sales in 2007, whereas seeds accounted for 22% of sales.  The areas of Syngenta’s crop protection business which are most affected by genetically modified seeds are those of selective herbicides and insecticides for use on oilseed crops, corn and cotton.

PART I	Item 3 — Key Information

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

PART I	Item 3 — Key Information

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

Earthquakes Could Adversely Affect our Business

Our Corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, other major facilities of our Crop Protection and Seeds businesses are located in earthquake zones around the globe. In the event of a major earthquake, we could experience loss of life, destruction of facilities and/or business interruptions which could have a material adverse effect on our business.

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

If You Hold Syngenta ADSs It May Be More Difficult for You to Exercise Your Rights

The rights of holders of Syngenta ADSs are governed by the deposit agreement between Syngenta and The Bank of New York. These rights are different from those of holders of Syngenta shares in several respects, including the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attendance at shareholders’ meetings.  As a result, it may be more difficult for you to exercise those rights.

PART I	Item 4 — Information on the Company

ITEM 4 — INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG was formed on November 12, 1999 under the laws of Switzerland and became a publicly listed company on November 13, 2000.  Syngenta is domiciled in and governed by the laws of Switzerland.  It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland.  The telephone number of Syngenta is +41-61-323-1111.  Syngenta’s registered agent for service of process in the United States is CT Corporation System.  CT Corporation System’s address is 111 Eighth Avenue, New York, New York 10011, United States.

Syngenta was created by Novartis AG and AstraZeneca PLC in November 2000 through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

As at December 31, 2007, the company is listed on the Swiss Stock Exchange (SWX) under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Investments

Between April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 95%, at a cash cost of US$66 million.  SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007.  Syngenta intends to invest further in India as a manufacturing and research and development centre for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta purchased 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group specializes in the breeding and marketing of flower crops. On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of high value vegetable seeds, including tomato, pepper and melon. Aggregate cash paid to date on these other acquisitions, excluding SIL, is US$108 million subject to final purchase price adjustments. Aggregate goodwill has been provisionally estimated at US$34 million.

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (EGV). On August 1, 2006, Conrad Fafard Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries in exchange for cash paid to or for the account of Fafard’s former shareholders and settlement of certain liabilities of Fafard. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders (LRPB) that it did not already own. LRPB was held as an available for sale asset until its partial divestment in November 2007. The cost of these acquisitions, net of cash acquired, amounted to US$148 million including direct acquisition costs of US$3 million.

In March 2006, Syngenta acquired from DuPont an exclusive worldwide license to develop DuPont’s new insecticide chlorantraniliprole (formerly referred to as Rynaxypyr® (1)) in mixtures with its own insects control products. At the same time, Syngenta sold to DuPont worldwide rights to Syngenta’s strobilurin fungicide pycoxystrobin, sold as ACANTO® (1).

There were no major acquisitions in 2005.

Divestments

On May 30, 2007, Syngenta completed the disposal of the part of the Rosental site in Basel that was seen as in excess of Syngenta’s medium term needs.  Net proceeds from this transaction were approximately US$108 million.

On November 2, 2007, Syngenta sold a controlling equity interest in LRPB to Pacific Seeds Pty Ltd., an associate of United Phosphorus Ltd., for US$11 million. Syngenta retains a non-controlling equity interest in LRPB.

(1)Rynaxypyr® and ACANTO® are trademarks of E.I du Pont de Nemours and Company

PART I	Item 4 — Information on the Company

There were no major business or product divestments in 2005 or 2006 other than the ACANTO® transaction noted above.

Syngenta’s Strategy

Syngenta’s goal is to create value for its shareholders by being the leading provider of innovative products and solutions to growers and the food and feed chain.

There are six main objectives underlying this strategy:

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

PART I	Item 4 — Information on the Company

Syngenta’s assembly of an industry-leading elite corn germplasm base, resulting from its ongoing research efforts and targeted acquisitions, has enabled the launch of a foundation seed business which will fuel growth in Syngenta’s share of the corn germplasm and trait markets.

Create new businesses

Innovations based upon biochemical processes can enjoy broad utility outside the scope of a conventional agribusiness.  Syngenta is active in furthering new businesses and business models to adapt to fast changing market dynamics.  This includes the on-going expansion of professional products, encompassing a strong Seed Care business as well as an expanding presence in the Lawn & Garden market.

Investment in technology and development capabilities is a critical enabler of Syngenta’s future growth.  Syngenta believes that investments in these areas will continue to add value to the crop protection and seeds businesses in the form of new products and will also lead to new business opportunities.

Drive performance

On February 11, 2004, Syngenta announced an Operational Efficiency cost saving program. The program included the relocation of production to lower cost regions, a further reduction of the asset base, an increase in the globalization of purchasing, further consolidation of research and development sites and the outsourcing of some administrative processes.  The total cash cost of the program was forecast to be around US$500 million over the five years beginning in 2004 and non-cash charges, principally writing-down the value of fixed assets at that time, to be around US$350 million over the same period. Cash spent under the program from 2004 to the end of 2007 totaled US$355 million. Cost savings under the program have been partly offset by the impact on crop protection raw material costs of higher oil prices, which are estimated to be in excess of US$200 million since the beginning of 2004. With the exception of cost run-offs in 2008 from site closures, the program was largely completed in 2007 and full program costs are expected to be within the initial estimates of US$500 million cash costs and with lower non-cash charges of US$320 million.

On February 7, 2007, the Syngenta Board approved a further Operational Efficiency Restructuring Program to drive cost savings which will be used to offset increased expenditure in research and technology and marketing for Seeds and in product development and emerging market opportunities for Crop Protection. Savings are targeted in both cost of goods sold and other operating expenses. The cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011. Cash spent under the program in 2007 totaled US$68 million.

PART I	Item 4 — Information on the Company
Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses.  Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality.  Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets.  The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds, cereals and sugar beet; and vegetable and flower seeds.  Through its Business Development research, Syngenta is applying biotechnology to areas including biofuels and animal feed.  Syngenta aims to be the partner of choice for grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s Business

Syngenta’s business is divided into three segments: Crop Protection, Seeds and Business Development.  These segments are described in greater detail below.

The following information, which appears in other parts of this Form 20-F, is incorporated herein by reference:

•
Item 5 – Operating and Financial Review and Prospects – Results of Operations, the tabular information regarding sales information by product line and by region for the Crop Protection and Seeds segments.

Full year sales and operating income for the segments, as presented in Item 5 of this report, are seasonal and weighted towards the first half of the calendar year, which largely reflects the Northern Hemisphere planting and growing cycle.

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

Syngenta has a broad product range, making Syngenta number one or two in all of its target segments, underpinned by strong worldwide market coverage.  Syngenta focuses on all major crops – in particular, corn, cereals, soybean, fruits and vegetables,  and applies its technologies to other crops, such as oilseeds, sugar beets, rice and cotton, and to turf and ornamentals.

Key Marketed Products

Selective Herbicides

Syngenta has a broad range of selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops with a special emphasis on corn and cereals.

•
Atrazine (AATREX®/GESAPRIM®) acts mainly against annual grasses and broad-leaved weeds. Although Atrazine was introduced in 1957 and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn.  It is currently going through a re-registration process in major markets and has received favorable evaluation in the United States by the EPA’s Scientific Advisory Panel.  In the European Union Atrazine was not granted re-registration.  In European markets Syngenta will extend the use of Terbuthylazine which has already been safely used in Germany and Italy for several years.

•
Clodinafop (TOPIK®/HORIZON®/ CELIO®/ DISCOVER®) is a grass herbicide which provides the broadest spectrum of annual grass control currently available in wheat. To further increase crop safety in cereals the active substance Clodinafop is mixed with the safener Cloquintocet, which selectively enhances the degradation of Clodinafop in wheat but not in the grass weeds.

PART I	Item 4 — Information on the Company

•
Fluazifop-P-Butyl (FUSILADE®) is one of the leading products for post-emergence control of grass weed. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and sugar beet and oilseed rape in Europe.  The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control.

•	Mesotrione (CALLISTO® family) is a post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn.

•
S-metolachlor (DUAL GOLD®/ DUAL MAGNUM®) is replacing our top-selling metolachlor product (DUAL® family of products).  S-metolachlor is used at a 35% to 40% lower rate than metolachlor.  This not only reduces the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but decreases the energy required to produce, transport and store the product, as well as decreasing total packaging material.  S-metolachlor is well tolerated and can be safely used on more than 70 different crops.

Non-Selective Herbicides

Syngenta has a series of non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact.

•
Glyphosate (TOUCHDOWN®), a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products.  The product has been enhanced by the launch of the IQ® technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is now registered in over 90 counties, including for use on herbicide tolerant soybeans in the United States.

•	Diquat (REGLONE®), a non-selective contract herbicide, is mainly used as a desiccant to allow easier harvesting and reduce drying costs.

•
Paraquat (GRAMOXONE®) is a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides.  It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion.  In 2005, Syngenta registered a new formulation, GRAMOXONE® INTEON®, where the new herbicide also contains new features to further improve user safety and handling.

Fungicides

Syngenta has a whole range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•
Azoxystrobin (AMISTAR®), a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling fungicide.  It is registered for use in over 90 countries and for over 120 crops.  In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®.    Mixtures of azoxystrobin with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to tackle diseases in cereal crops, primarily in the intensive markets of Europe where growers and advisors value the strong rust control performance and yield enhancing properties of azoxystrobin.

•
Chlorothalonil (BRAVO®), acquired in 1998, is a world-leading fungicide.  With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Since 2005, Syngenta has been permitted to re-commence sales of cyproconazole directly, under the ALTO® (or other) brand name.

•
Cyprodinil (UNIX®/STEREO®(1)/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals.  It is used to control eyespot, powdery mildew and leaf spot diseases.  Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed.  CHORUS® and SWITCH® are cyprodinil-based formulations (which are used on pome fruit such as apples and pears) or on grapes and vegetables, respectively.

(1) Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

PART I	Item 4 — Information on the Company

•
Difenoconazole (SCORE®/DIVIDEND®) is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops.  Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point.  Target crop pathosystems include cercospora, alternaria, septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

•	Fluazinam(1) (SHIRLAN®) is a fungicide for control of potato blight.

•
MEFENOXAM™ (2) (APRON® XL/ RIDOMIL GOLD®/FOLIO GOLDTM/APRONT®XL/ SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews.  It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops.

•
Propiconazole (TILT®/ BANNER®), originally licensed from Janssen, was introduced in 1980 and has developed into our most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops.  Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf.  Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

•
Trinexapac-ethyl (MODDUS®) is a plant growth regulator.  In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest.  In sugarcane it is a yield enhancer and harvest management tool.

Insecticides

Syngenta has a broad range of Insecticides that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. These products can be either applied to the soil or sprayed onto the foliage.

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRIMEK®) is produced by fermentation.  This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals.  Abamectin rapidly penetrates the plants, and is a useful product for integrated pest management.

•
Emamectin Benzoate (PROCLAIM® or AFFIRM®) provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management.  It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in a number of other countries.

•
Lambda-cyhalothrin (KARATE®/ICON®) the world’s leading agricultural pyrethroid brand, is one of our largest selling insecticides.  A novel product branded KARATE® with ZEON® technology was launched in the United States in 1998, offering performance benefits and enhanced user and environmental safety.

•	Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

•
Thiamethoxam (ACTARA®) is highly active at low use rates against a broad spectrum of soil and sucking insects.  It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation.  It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile.  Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products.  It is being developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco.

Professional Products – Seed Care

The use of seed treatment products is an effective, efficient, and targeted method to protect the seedling and the young plant against diseases and pests during the period when they are most vulnerable. Our broad range of fungicides and insecticides allows us to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important.

 (1) Fluazinam is distributed, but not manufactured, by Syngenta

PART I	Item 4 — Information on the Company

•
Difenoconazole (DIVIDEND®) is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape.  This product is highly systemic and provides a long lasting, high-level effect.  It is safe for the seed and the seedling and provides for a faster germination than other products in the market

•
MEFENOXAM™ (1) (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews.  It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops.  MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

•
Fludioxonil (MAXIM® or CELEST®) is a contact fungicide with residual activity.  Derived from a natural compound, fludioxonil combines crop tolerance with low use rates.  Its spectrum of targets includes seed and soil-borne diseases like damping off, bunt, smut and leaf stripe on cereals.  Used alone or in mixtures with other active substances, it is also effective on corn, rice, cotton, potatoes and peas

•
Thiamethoxam (CRUISER®) is an insecticide with systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, thrips, jassids, wireworms, flea beetles and leafminers

Professional Products – Lawn & Garden and Home Care

In the Lawn and Garden sector, Syngenta offers a range of specialized products for use in turf (golf courses and sports fields), ornamentals (cut flowers, bedding plants and nurseries), vegetation management (roads, railroads and rights-of-way) and for home and garden use.

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•	Azoxystrobin (HERITAGE®) is a leading fungicide for use on turf, primarily used on golf courses.

•	Trinexapac-ethyl (PRIMO MAXX®) is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

•	Growing Media. FAFARD® is a premium brand in the USA growing media market specializing in custom mixes for producers of ornamental plants.

In Home Care, Syngenta offers a range of products for use in controlling mold and insect pests.

•
Lambda-cyhalothrin (ICON®) is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches.  It was the first pyrethroid to be approved for malaria control by the World Health Organization.  In addition to being sprayed, it can be incorporated into bednets to offer added protection.

•	Cypermethrin (DEMON®) is a pyrethroid insecticide that provides a lasting soil treatment to prevent termites from attacking homes and other structures.

(1) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAMTM is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

PART I	Item 4 — Information on the Company

Recently Launched Products (last 3 years)

Selective Herbicides

•
Pinoxaden (AXIAL®) was successfully launched in a number of countries in 2006. It is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility.

Fungicides

•
Mandipropamid (REVUS®, (446)) is a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements our existing product range. REVUS® has been launched during 2007 and is currently sold in 8 countries.

Professional Products

• AVICTA®, a new seed treatment for the control of nematodes in cotton, was launched in the USA in January 2006.

Products in Late Stage Development

Syngenta has a rich pipeline which extends beyond 2012 with projects covering all product lines.

Selective Herbicides

• 449, a new broad-spectrum selective herbicide for use in corn and sugar cane which complements our existing product range

Fungicides

•
In 2008 a letter of intent was signed for a strategic alliance with Rohm & Haas to develop and commercialize INVINSA TM (1) technology. INVINSA TM (1) is a unique product providing pre-harvest protection for multiple crops from drought stress.

• 520, a new broad-spectrum cereal fungicide which complements the existing range and provides additional resistance management opportunities.

• 524, a new fungicide seed treatment which complements our existing product range

Insecticides

•
Chlorantraniliprole mixtures (DURIVOTM; AMPLIGOTM; VOLIAMTM; VIRTAKOTM). Syngenta is actively involved in development projects in bisamide chemistry. Following completion of the acquisition from DuPont of exclusive rights to Chlorantraniliprole in mixtures with Syngenta insect control products, announced on February 23, 2006, these projects were integrated with the Chlorantraniliprole program. Initial launches of Chlorantraniliprole mixtures are expected for 2008.

(1) Invinsa™is an AgroFresh Inc. trademark

PART I	Item 4 — Information on the Company

Production

The manufacture of crop protection products can be divided into three phases:

•	manufacture of the active substance
•	formulation of products from these active substances into a form which optimizes the efficacy and safety of the product in the field
•	packaging of the products to closely align them with local customer needs

Syngenta’s major production sites for active ingredients are located in Switzerland, the United States, the United Kingdom, China and India.  While individual active substances are normally produced at one manufacturing site, formulations are produced and packaged at several different strategically located plants, close to the principal markets in which those products are sold.  Syngenta operates major formulation and packing plants in Belgium, Brazil, China, France, India, South Korea, Switzerland, the United Kingdom and the United States.

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through to delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness.  Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients.  Sourcing decisions are based on a combination of logistical, geographical and commercial factors.  Syngenta has a strategy of maintaining, when available, multiple sources of supply.  Most of our supply chain materials purchasing spend is directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Our total raw material spending is approximately 30% of sales.

Significant cost savings have been realized in global manufacturing and supply following the merger of the Novartis agribusiness and the Zeneca agrochemicals business due to optimizing production capacity and closing redundant facilities.  From 48 sites at the time of the formation of Syngenta, the company now operates on 28 production sites around the world.

Marketing and Distribution

Syngenta has marketing organizations in all our major markets with dedicated sales forces that provide customer and technical service, product promotion and market support.  Products are sold to the end user through independent distributors and dealers, most of whom also handle other manufacturers’ products.  Our products are normally sold through a two-step or three-step distribution chain.  In the two-step chain Syngenta sells its products to cooperatives or independent distributors, which then sell to the grower as the end user.  In the three-step system, Syngenta sells to distributors or cooperative unions who act as wholesalers and sell the product to independent dealers or primary cooperatives before on-selling to growers.  Syngenta also sells directly to large growers in some countries.  Our marketing network enables us to launch our products quickly and effectively and to exploit our range of existing products.  Syngenta focuses on key crop opportunities in each territory.  In those countries where Syngenta does not have its own marketing organization, we market and distribute through other distribution channels.  Generally, the marketing and distribution system in a country does not vary by product.

Our marketing activities are directed towards the distributors, agricultural consultants and growers.  They consist of a broad range of advertising and promotional tools, such as meetings with growers and distributors, field demonstrations, advertisements in specialized publications, direct marketing activities, or information via the Internet.  Syngenta is also in constant contact with the food and feed chain to evaluate current and future needs and expectations.

A key element of our marketing is grower support and education.  This is particularly important with respect to small growers in developing countries.  For many years, Syngenta has held numerous courses around the world for growers as a result of which tens of thousands of people have been trained in the safe and sustainable use of crop protection products.  Syngenta also trains agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Research and Development

Syngenta has major crop protection research centers in Basel/Stein, Switzerland; Jealott’s Hill, United Kingdom; and Goa, India.  The total spent on research and development in crop protection was US$496 million in 2007, US$490 million in 2006 and US$509 million in 2005.

Syngenta is continuously improving the research process, building on well-established platforms in chemistry, biology and biotechnology.  Syngenta’s investment in genomics underpins all of the product outputs, and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across chemicals, seeds and traits.  Novel tools,

PART I	Item 4 — Information on the Company

methods and information services allow us to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before.  Syngenta uses high throughput screening to test over two hundred thousand compounds each year using in-vivo test systems.  Combinatorial chemistry and high-speed synthesis have been advanced in order to prepare a sufficient number of compounds for these tests.  A crucial feature is library design, a structured approach to combinatorial chemistry which ensures that the chemical entities possess properties which relate to the desired product profile.  Compounds showing promising activity are further characterized in screening systems consisting of a series of project-specific, customized greenhouse and growth-chamber tests, including indicator tests for environmental parameters (e.g., soil persistence, leach-ability) and tests to provide early indications of safety issues for humans.  Those compounds showing advantages in efficacy and safety over the best commercial standards are broadly evaluated in the field.

Once Syngenta selects a compound for development, we test it worldwide on the most important crops under different climatic conditions and in varying soils.  In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed.  The use of multidisciplinary research teams to refresh the existing product range is key to continued success in the face of competition, even after patent expiry.

Syngenta performs an extensive investigation of all safety aspects involving many tests to ensure the safety of our products.  The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora and fauna.

In addition to our own research and development efforts, Syngenta has strengthened our business platform through targeted acquisitions.  Syngenta has also entered into a number of research and development agreements around the world for combinatorial chemical libraries, high throughput screening and follow-up of leads.

Environment

Syngenta designed its environmental management program with the aim of ensuring that our products and their manufacture pose minimal risks to the environment and humans.  The crop protection industry is subject to environmental risks in three main areas: manufacturing, distribution and use of product.  Syngenta aims to minimize or eliminate environmental risks by using appropriate equipment, adopting best industry practice and providing grower training and education.

The entire chain of business activities, from research and development to end use, operates according to the principles of product stewardship.  Syngenta is strongly committed to the responsible and ethical management of our products from invention through ultimate use.  Syngenta employs environmental scientists around the world who study all aspects of a product’s environmental behavior.

Specially designed transportation and storage containers are used for the distribution of hazardous products and efficient inventory control procedures minimize the creation of obsolete stocks.

Syngenta has developed a rigorous screening and development process in order to mitigate risks relating to the use of our products.  All active substances and products must meet both our internal standards and regulatory requirements.

Syngenta provides support to growers on a local level such as training in application techniques and assistance in calibrating spray equipment in order to promote safe handling of our products.  Syngenta extends product stewardship long after sales in several ways, for example, by collecting and safely destroying outdated products, and providing returnable containers to reduce waste.

Crop protection products are subject to rigorous registration procedures, which are aimed at ensuring safe product usage in the field.  In addition to complying with these regulatory requirements, Syngenta has adopted its own Health, Safety and Environment (“HSE”) management system.  This provides a clear framework of management processes applicable at all sites, whatever the regulatory requirements in the country in which the site is situated.

Syngenta maintains a register of sites to identify manufacturing and distribution sites and locations that may have been contaminated in the past.  The register is the basis for the allocation of appropriate provisions and action programs regarding measures to be taken.  A risk portfolio is prepared for each site and reviewed annually.  The risk portfolio is also applied to third-party manufacturers in order to identify and exclude poorly performing companies.

See Notes 2 and 30 to Syngenta’s consolidated financial statements for a further discussion of environmental matters.

PART I	Item 4 — Information on the Company

Intellectual Property

Syngenta protects its investment in research and development, manufacturing and marketing through patents, design rights and trademarks.  In addition to patent protection for a specific active substance, patent protection may be obtained for processes of manufacture, formulations, assays, mixtures, and intermediates.  These patent applications may be filed to cover continuing research throughout the life of a product and may remain in force after the expiry of a product’s per se patents in order to provide ongoing protection.  The territorial coverage of patent filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

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

Most of our principal markets have regular re-registration procedures for crop protection products.  Within certain time periods a product’s technical dossier is reviewed with the goal of ensuring that it adheres to all standards, which may have changed or been added to since the product was initially registered.  The standards and requested trial protocols change over time.  Re-registration of a product or compound may not be granted if the registration package fails to meet the then current requirements.

Syngenta enforces its intellectual property rights, including through litigation if necessary.

Competitive Environment

The leading companies in the crop protection industry are mainly dedicated agribusinesses or large chemical companies based in Western Europe and North America.  Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service.  Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry.  The top six such companies account for about 70% of the worldwide market.  Syngenta’s key competitors include BASF, Bayer, Dow, DuPont and Monsanto.  In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

PART I	Item 4 — Information on the Company

SEEDS

Products

Syngenta develops, produces and markets seeds and plants that have been developed using advanced genetics and related technologies.  Syngenta sells Seed products in all major territories.

Our seed portfolio is one of the broadest in the industry, offering over 100 product lines and 5,000 varieties of our own proprietary genetics.  Syngenta has a leading market share in vegetables, flowers, corn, soybean, sugar beet and sunflower combined based on sales. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods.  Syngenta divides its products into field crops such as corn, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables.  In 2007, Syngenta launched over 400 varieties. Through Syngenta’s enhanced corn breeding and trait conversion capabilities, an unprecedented number of new products were brought into production in 2007 for customer use in the 2008 crop year.  These new products will greatly enhance Syngenta’s presence in the key genetically modified (GM) trait and trait stack market spaces, while also leveraging the elite new genetic combinations resulting from the integration of recently acquired germplasm resources from the Garst, Golden Harvest and CHS acquisitions. In the vegetables segment, Syngenta acquired Zeraim Gedera in September 2007. This acquisition further strengthens the germplasm pool particularly in fruity crops (tomato, pepper, melon, watermelon, cucumber and squash) and our market position especially in Israel, Spain and Mexico. Furthermore it provides access to top research institutes in Israel and further strengthens our leadership role in vegetable seeds. In the flowers segment, Syngenta acquired Fischer Group in June 2007. This significantly strengthens the Flowers business providing leading positions in pelargonium (geranium), poinsettia and New Guinea impatiens.

Key Marketed Products

Field Crops

•
Corn (NK®/GARST®/GOLDEN HARVEST®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities.  In addition, hybrids and inbred lines are licensed to other seed companies via the GreenLeaf Genetics™ 50:50 joint venture with Pioneer Hi-Bred International, Inc.  Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor.  In addition to a large range of conventional corn hybrids, Syngenta offers genetically enhanced Bt corn products, known as AGRISURE® CB /LL hybrids which have built-in insect protection against corn borers, AGRISURE® RW hybrids, which have built-in insect protection against corn rootworms and AGRISURE®  GT products with tolerance to glyphosate herbicide. Increasingly these genetically enhanced products are available in stacked combinations.

•	Sugar beet (HILLESHÖG®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity.

•
Oilseeds (NK®) include: sunflowers, soybeans and oilseed rape.  Syngenta sunflower seed varieties are bred for high yield as well as disease resistance, herbicide tolerance and oil quality.  Syngenta’s soybean varieties combine high yield and genetic superiority and, in some cases, herbicide tolerance, which gives growers flexibility in their weed control.  The company’s oilseed rape varieties offer good oil production and plant health. In 2006, Syngenta registered 3 first oilseed rape hybrids of the new in house developed hybridization technology called SAFECROSS™. Further SAFECROSS™ products are to be launched in 2008.

•
Cereals (NK®/NFC NEW FARM CROPS®/AgriPro®– COKER®/C.C. BENOIST®). Wheat and Barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the malting and milling industry.

Vegetables and Flowers

•
Vegetables (S&G®/ROGERS®/DAEHNFELDT®/ZERAIM®). Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, lettuce, spinach, sweet corn, beans, peas, cucumbers and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases.  Syngenta develops genetics that address the needs of consumers as well as processors and commercial growers.  During 2007, Syngenta launched approximately 180 new varieties in the high value segments worldwide.

PART I	Item 4 — Information on the Company

•
Flowers (S&G®/Fischer). Syngenta offers a full range of flower seeds, plugs and vegetative multiplication material (cuttings) which it sells to professional growers of horticultural crops.  Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as begonia, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products (last 3 years)

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

Field Crops

•
AGRISURE® CB/RW. At the beginning of 2007 Syngenta received US EPA approval for its double stacked corn containing  AGRISURE® corn borer and corn rootworm traits. This marked the completion of the double stack offer and enabled preparation for the launch of a triple stacked product for the 2007/2008 growing season. AGRISURE® RW combines with AGRISURE® CB/LL and AGRISURE® GT to provide Syngenta customers with a full package of Syngenta proprietary traits focused on the customers’ priority pests, coupled with resistance to the herbicide glyphosate.

•	High yielding Corn Hybrids (NK®/GARST®/GOLDEN HARVEST®) across a variety of maturities.

•	Soybean varieties with high yield performance and disease resistance.

•	A number of high yielding Barley varieties have been launched with excellent disease resistance. These have included both malting varieties suitable for brewing and feed type.

•	In Wheat, a number of new products have been launched across the Spring and Winter wheat ranges with high yield, good disease tolerance and high bread making qualities.

•	Sugar Beet varieties with high sugar content and multiple resistances across a number of geographies.

•	Syngenta launched NK® Petrol in 2007. This is the first product of an entirely new hybridization system for oilseed rape, which provides higher yields and better resistance to environmental stress.

Vegetables and Flowers

In Vegetables and Flowers, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe and other parts of the world.  Some examples of recently launched products include:

•	In Tomatoes, ROSSO BRUNO™, a sweet tasting tomato with a dark colored skin; TOSCANELLA®, a small, sweet tomato and Dunne, a mini cluster of tomatoes.

•	GWANIPA®, a refreshing, sweet tasting melon and SOLINDA™, a watermelon with a full flavour and super-sweet, juicy fruit.

PART I	Item 4 — Information on the Company

Products In Late Stage Development

Syngenta seeks to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers and to work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. Syngenta is also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and net protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In Vegetable Seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding knowledge of taste, flavor and nutrition. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

Below are examples of products in Late Stage development

Field Crops

•
Optimizing plants’ water use could make a major contribution to saving vital resources, particularly for water-intensive crops such as corn. Syngenta is now drawing on native corn genes as well as genes derived from arid-land plants to develop water optimization traits which we are beginning to test across a wide range of moisture conditions in North and South America.

•	Syngenta is working towards developing Corn seeds across a variety of maturities - with high yield, stress tolerance and improved agronomic characteristics.

•	Corn stacked input traits including: glyphosate tolerance, European corn borer, corn rootworm and broad lepidopteron control

•	Hi-ethanol corn varieties.

•	Soybean with high yield, herbicide tolerance, cyst nematode resistance, root rot, aphid resistance and disease resistance.

•	Healthy oil varieties in soybean and sunflower seeds.

•	Boomrape, herbicide and disease resistant sunflowers.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” Wholemeal flour.

•	Next generation malting barley with improved enzyme characteristics.

•	Sugar beet with nematode tolerance for the European market and Sugar beet with broad spectrum disease and virus resistance in combination with Roundup Ready®(1) for the NAFTA market.

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

Due to Syngenta’s global presence, it can engage in seed production year-round and reduce the weather-related seed production risk.  In addition, because our facilities are located in both the Northern and Southern hemispheres, Syngenta  can shorten the time from breeder seed to commercial production so that we can produce marketable quantities more quickly than if we were dependent on only one growing season.

(1)Roundup Ready® is a registered trademark of Monsanto Technology LLC

PART I	Item 4 — Information on the Company

Marketing and Distribution

Syngenta products are marketed throughout the world through well-known brands, some of which have been established for over 100 years.  Our flagship brands are NK®, GOLDEN HARVEST®, GARST®, HILLESHÖG®, S&G® and ROGERS®.  The NK® brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. GOLDEN HARVESTt® and GARST® are predominantly used in North America in corn, soybeans, alfalfa and sorghum. Corn and Soybean germplasm and traits are marketed via the GreenLeaf Genetics™ 50:50 joint venture with Pioneer Hi-Bred International, Inc.  Proprietary corn traits are marketed under the AGRISURE® trademark. The HILLESHÖG® brand is used in sugar beets and appears in every major market in Europe, Japan and the United States.  The S&G® brand is a leading brand for vegetables in Europe, the Middle East, Africa and Asia, and is also known throughout the world for flower seeds, cuttings and young plants.  The ROGERS® brand is well known in the Americas to growers and the food-processing industry for vegetable seeds.  Syngenta has also recently acquired the Fischer brand in flowers and ZERAIM® brand in vegetables. Our sales force markets the majority of our brands, to customers directly, in partnership with distributors, or through a network of dealers.

Seed and crop protection products have traditionally been marketed separately.  However, to provide integrated crop solutions and services, especially those tailored to local customer needs, our seeds business is increasingly working together with our crop protection business to develop joint marketing approaches and initiatives.  The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages.  This strategy is primarily focused on corn, soybeans, vegetables and cereals.  Where beneficial, crop protection and seed sales forces coordinate customer approaches and jointly promote products offering crop solutions that include broad product combinations and services. An example of this joint marketing strategy in practice is the AGRIEDGE® program in US Corn which is capitalizing on the breadth of the Syngenta offer by offering Syngenta seeds and traits, coupled with seed care and crop protection.  In 2007, this program has benefited both the Crop Protection and Seeds businesses.

Research and Development

Syngenta operates around 90 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for more than 30 food and feed crops.  Because our customers need locally adapted crop varieties, and in order to satisfy local concerns, our centers are strategically located around the world.  At these centers, over one thousand permanent employees leverage our global germplasm, trait, biotech and knowledge resources to focus our research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

Syngenta operates biotechnology and seed technology research technology sites in Brazil, France, Germany, United Kingdom, the Netherlands, Spain, Sweden, Thailand and the United States.  At these sites, we apply advanced marker-assisted breeding, and seed processing, pelleting, coating and upgrading technologies to seed products.  Total research and development spending in Seeds was US$283 million in 2007, US$232 million in 2006 and US$213 million in 2005.

Syngenta expects that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs.  Syngenta has entered into a number of targeted alliances with other enterprises in order to broaden further our germplasm and trait base that enables us to create more valuable products.  None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future.  In most cases, royalties are payable upon commercial exploitation.  The list below is a sample of the alliances in which Syngenta is currently engaged:

•	Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests.

•	Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

•	Koipesol Semillas SA, a majority shareholding in a sunflower seeds company, the other party to which is SOS, a leading Spanish company in the edible oil and food industry.

•	Chromatin, Inc. – Molecular stacks and mini-chromosome technology.

•	Performance Plants, Inc. – collaboration on the development of GM drought tolerance in corn and soybean.

•	Pioneer Hi-Bred International, Inc. – collaboration on the development of GM (Genetically Modified) traits for our branded businesses and GreenLeaf Genetics™.

In addition, Syngenta has entered into a number of research and development agreements with companies and academic institutions around the world.

PART I	Item 4 — Information on the Company

Competitive Environment

The main competitive factor in the seeds industry remains the quality of genetics and traits.  Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets.  More recently, however, technological advances requiring higher research and development spending have forced new alliances and created greater competition in product development, marketing and pricing.  This environment favors the companies that have a biotechnological platform and a broad genetic range.  At present, Syngenta’s main competitors in the seeds business are: Pioneer/DuPont, Monsanto/Seminis, Limagrain/Vilmorin, KWS, Bayer, Dow (Mycogen), Ball, Sakata, and Takii.

Intellectual Property

Syngenta maintains the ownership, and controls the use, of our inbreds and varieties by means of intellectual property rights, including, but not limited to, the use of patents, trademarks, limited licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging.  The level of protection varies from country to country according to local laws and international agreements.  Syngenta does not expect that the expiration of patents in the near future will have a material impact on our sales.

Genetically modified crops are regulated by the United States Department of Agriculture, the Food and Drug Administration, and under some circumstances the Environmental Protection Agency. In the United States, conventional seed is not subject to this regulation.

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

BUSINESS DEVELOPMENT

From improved food to biofuels and pollution-reducing animal feed, biotechnology holds enormous promise for humanity.  Biotechnology has had a significant impact on agriculture, however, the products introduced to date only hint at the benefits that are possible for growers and consumers alike.  With its strong research capabilities, intellectual property and leadership across multiple areas of agribusiness, Syngenta believes it is well positioned to realize the potential of this science.

The Business Development business is built around a core of independent business teams with responsibilities for specific market segments.  The mission of Business Development is to capitalize upon the company’s considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology.

Business Development directs early stage research and technology expenditure as well as expenditure for development and marketing activities to create new business opportunities.  This sharp focus allows Syngenta to identify the best new ideas in biotechnology.

On February 9, 2008, the microbial QUANTUM® Phytase business was sold to AB Enzymes. Under the terms of the agreement AB Enzymes will take over responsibility for the Quantum supply chain and further product development, whilst AB Vista will manage Quantum sales & marketing. Syngenta retains the rights to plant-expressed phytase.

Recently Launched Products (last 3 years)

•
Tropical Sugar Beet. In 2007, Syngenta introduced in India a sugar beet suitable for cultivation in tropical climates. The beet delivers similar yields to sugar cane and can be processed either for food or for bioethanol. Tropical sugar beet grows in relatively dry areas, using substantially less water than is typically required by sugar cane. It also grows faster and can be harvested after 5 months, allowing farmers to raise a second crop on the same land.

PART I	Item 4 — Information on the Company

Products in Development

Syngenta expects future income to arise from new product development, licensing and other arrangements.  To drive near term success, Business Development has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses.

Enzymes for biofuels represent an opportunity for Syngenta. Development of a corn produced alpha amylase enzyme continued during 2007 with significant regulatory and development milestones achieved. FDA food and feed approval was gained and the first industrial scale testing of the enzyme began. The research and development agreement signed in 2006 with Diversa Corporation (now Verenium) focuses on the discovery and development of a range of novel enzymes to convert pre-treated cellulosic biomass economically to mixed sugars.

Some of the Business Development projects described here are expected to be commercially available within five years.

•
Corn amylase, the first enzyme to be bred into corn – and which is essential in converting corn into bioethanol – entered bulk testing in biofuel facilities in 2007. It promises to simplify production and raise fuel yield per acre and has successfully completed the US Food and Drug Administration’s consultation process for food and feed safety.

•	In Cotton, VIPCOT® for improved resistance to insects.

Production

Business Development is producing corn amylase for use in full scale production trials. Production is carried out via contract with growers. Once harvested, this grain is sold as part of the trialing agreements.

Research and Development

Syngenta maintains its primary center for biotechnology research at Syngenta Biotechnology, Inc. (SBI) in Research Triangle Park in the United States.  This site is dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations.

Syngenta and Verenium Corporation, in which Syngenta holds a minority interest, have an agreement focusing on plant based production of enzymes in the areas of biofuels and animal feed.

Syngenta’s licencing agreement with Delta and Pine Land Company for insect control in cotton was affected by the Monsanto acquisition of Delta and Pine Land. This triggered a US$50 million payment to Syngenta in 2007 and the licenses of Syngenta’s cotton insect traits became non-exclusive.

The following are key capabilities in developing transgenic crops:

•
Ability to find useful genes:  Syngenta is capitalizing on its pioneering work in mapping the rice genome and also accessing external sources through its collaborations with various university laboratories around the world and through its Verenium strategic alliance.

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

Total research and development spending for Business Development was US$51 million in 2007, US$74 million in 2006 and US$100 million in 2005.

PART I	Item 4 — Information on the Company

Syngenta Business Development division has entered into a number of targeted alliances with other enterprises in order to broaden further our research and development scope.  None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future.  In most cases, royalties are payable upon commercial exploitation.  The list below is a sample of the alliances in which Syngenta Business Development division is currently engaged:

•	Queensland University of Technology – Biofuels, with concentration on development of sugar cane transformation and gene expression tools.

•	Verenium (ex-Diversa) – Enzyme discovery mainly for biofuels.

•	Institute for Genetics and Developmental Biology, Beijing, China – Yield, Drought trait gene discovery.

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

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, DuPont/Pioneer, Syngenta, Bayer and Dow.  The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits).  As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage.  In the future, Syngenta expects that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits).  One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors.  In the future, Syngenta’s move into new markets may result in other companies becoming competitors.  In the animal feed market, for example, major companies include DSM, Novozymes, Danisco and BASF.

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

PART I	Item 4 — Information on the Company

Organizational Structure

Please refer to Note 33 to the consolidated financial statements for a description of the significant legal entities comprising the Syngenta group.

Property, Plants and Equipment

Our principal executive offices are located in Basel, Switzerland.  Our businesses operate through a number of offices, research facilities and production sites.

The following is a summary of our principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)		Principal Use
Rosental, Basel, Switzerland	Freehold	281,700		Headquarters, Global Functions(1)
Dielsdorf, Switzerland	Freehold	1,049,490		Administration, marketing.
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Monthey, Switzerland	Freehold	10,515,160		Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200		Production
Cold Creek, Alabama, USA	Freehold	9,539,900		Production
Goa, India	Freehold	8,668,100		Production
Grangemouth, Falkirk, UK	Freehold	1,000,000		Production
Landskrona, Sweden	Freehold	8,072,900		Research, production and marketing(2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	3,536,700		Administration, research and marketing(2)
Stein, Switzerland	Freehold	1,948,700		Research center
Research Triangle Park, North Carolina, USA	Freehold	1,176,120		Research center
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nérac, France	Freehold	586,870		Production(2)
Saint-Sauveur, France	Freehold	1,395,650		Administration, research(2)
Nantong, China	Leasehold	1,496,000		Production
Münchwilen, Switzerland	Freehold	610,300		Production
Kaisten, Switzerland	Freehold	124,808	(4)	Production
St Pierre, France	Freehold	1,506,946		Production
Omaha, Nebraska, USA	Freehold	1,829,520		Production
Paulinia, Brazil	Freehold	6,860,000		Production
Hillscheid, Germany	Freehold	1,174,600		Production(2)
Pollen, Kenya	Freehold	1,103,903		Production(2)
Thika, Kenya	Freehold	2,690,975		Production(2)
Koka, Ethiopia	Freehold	1,291,668		Production(2)

(1)	In May 2007, Syngenta completed a partial sale of this site.
(2)	Used for Seeds business.
(3)	Only 875,850 square feet are currently used and developed.
(4)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by a third party.

Please also see Item 4 “Information on the Company—Business Overview” for a description of the products produced at the various properties listed above.

PART I	Item 5 — Operating and Financial Review and Prospects

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See “Forward-Looking Statements”. This discussion also includes non-GAAP(1) financial data in addition to GAAP results. See Appendix A to Operating and Financial Review and Note 2 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant Exchange Rates

Approximately 62% of Syngenta’s sales and 65% of Syngenta’s costs in 2007 were denominated in currencies other than US dollars. Therefore Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2007 were 15% higher than 2006 on a reported basis, but were 11% higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, seed treatment and turf and ornamental markets. The Seeds business operates in high value commercial sectors: seeds for field crops including corn, soybean, other oilseeds and sugar beet and vegetable and flower seeds. Syngenta also has a Business Development segment, formerly known as Plant Science, engaged in the development of enzymes and traits with the potential to enhance agronomic, nutritional and biofuel properties of plants. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA(2), which represent approximately 36% and 34% respectively of consolidated sales in 2007 (2006: 36% and 36%; 2005: 37% and 37%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the Northern Hemisphere planting and growing cycle.

Manufacturing and research and development are largely based in Switzerland, the United Kingdom and the United States of America though Syngenta has invested recently to expand manufacturing and research and development in India.

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

(1)	A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:
- includes, or is subject to, adjustments that have the effect of including amounts that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.
- excludes, or is subject to, adjustments that have the effect of excluding amounts that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.
(2)	NAFTA - North American Free Trade Association comprising the USA, Canada and Mexico.

PART I	Item 5 — Operating and Financial Review and Prospects

currencies other than US dollars. Approximately 21% of sales in 2007 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (24% in total). Sales in Swiss francs and British pounds sterling together make up 4% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging. For further information please refer to Note 32 of the consolidated financial statements.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment, (iv) defined benefit pensions, (v) uncertain tax positions, (vi) recognition of deferred tax assets, (vii) foreign currency translation of intercompany funding and (viii) segmental reporting. These policies are described in more detail in Note 2 to the consolidated financial statements.

Summary of Results

An increase in major crop prices and more favorable weather conditions in Europe increased demand for crop protection chemicals and Syngenta estimates the market increased by approximately 9-10% at constant exchange rates. In this context Crop Protection sales increased 14% in 2007, 11% at constant exchange rates.  Crop Protection sales increased across all regions with particularly strong results in Latin America and Eastern Europe.  In the USA, penetration of genetically modified corn seeds, which substitute for some selective herbicides and insecticides, partially offset the impact of the higher crop prices. In 2007, Seeds sales growth in Corn and Soybean largely reflects the significant increase in planted corn acreage in the USA, though largely at the expense of lower soybean acres. Other contributing factors included a turnaround from the 2006 first quarter production issues in US Corn and a one off positive fourth quarter impact in 2007 from the final sales of corn seeds containing non-proprietary traits.  Strong growth in Vegetables and Flowers was supplemented by the acquisitions of Zeraim Gedera, an Israeli vegetables seeds company, and Fischer flowers.  In total, acquisitions including the full year impact of Fafard and Emergent Genetics Vegetable, contributed 1% to sales volume growth.

Gross profit margin was lower than in 2007, primarily due to an increase in environmental provisions in Crop Protection and an unfavorable product mix in Seeds with higher sales in corn but lower sales in soybean. In 2007, gross profit on soybean was higher than that of corn containing non-proprietary traits.

Syngenta increased spending in marketing, distribution and development, partly reflecting the higher sales volumes but also to further develop its USA Corn business and to take advantage of growth opportunities in the positive market environment. General and administrative expenses were net of a US$50 million change of control payment received following Delta & Pine Land’s acquisition by Monsanto. Restructuring and impairment in 2007 included a US$109 million gain on sale of part of a site at the Headquarters in Basel and a continuation of the Operational Efficiency Programs announced in 2004 and February 2007. Net financial expense was US$22 million higher than 2006, which had included a one off exchange gain from restructuring an over capitalized British pound sterling balance sheet. The result of these combined elements is 75% growth in net income attributable to Syngenta AG shareholders and an 80% increase in diluted earnings per share.

In 2006 compared to 2005, the Crop Protection market had been more difficult, with lower corn acreage in the USA, the impact of the strong Brazilian real on the competitiveness of the agricultural export sector in Brazil and adverse weather conditions in several countries, including a prolonged winter in Western Europe and drought in the Southern USA. Syngenta estimates that the total crop protection market declined. In this context, Syngenta Crop Protection performed strongly and is estimated to have gained market share overall. Professional Products sales grew strongly, with further development of the Seed Treatment market and the acquisition of Conrad Fafard, Inc. in the ornamentals market. In the Europe, Africa and Middle East (EAME) region, growth in Eastern Europe and in Africa and the Middle East offset lower sales in Western Europe. Sales growth was achieved in a number of markets in Asia Pacific and moderate growth was experienced in Latin America. In Seeds, growth in Diverse Field Crops and Vegetables largely offset the decline in Corn and Soybean due to production-related issues in Corn in the first quarter. Gross profit margin was lower in 2006 despite strong delivery of production cost savings, largely due to the impact of the higher oil price on raw material costs and lower local currency sales prices in Crop Protection. Excluding restructuring and impairment, total expenses in 2006 were lower than 2005, despite increased costs in marketing and development in the Seeds business. Restructuring and impairment charges were higher following the announcement of further restructuring in research and development, which included the closure of a development facility in the UK. Financial expense, net, was lower than in 2005 due to the realization of the one-off

PART I	Item 5 — Operating and Financial Review and Prospects

exchange gain noted above and the inclusion in 2005 of premium costs on the partial repurchase of an outstanding Eurobond. Together, these factors contributed to an increase in net income attributable to Syngenta AG shareholders of 2% and growth in diluted earnings per share of 4%.

Acquisitions and Divestments

Between April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 95%, at a cash cost of US$66 million. SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007.  Syngenta intends to invest further in India as a manufacturing and research and development centre for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta purchased 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group specializes in the breeding and marketing of flower crops.  On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of high value vegetable crops, including tomato, pepper and melon. Aggregate cash paid to date on these other acquisitions, excluding SIL, is US$108 million subject to final purchase price adjustments. Aggregate goodwill has been provisionally estimated at US$34 million.

On November 2, 2007, Syngenta sold a controlling equity interest in Longreach Plant Breeders (LRPB) to Pacific Seeds Australia, an associate of United Phosphorus Ltd., for US$11 million. Syngenta retains a non-controlling equity interest in LRPB.

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (EGV). On August 1, 2006, Conrad Fafard Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries in exchange for cash paid to or for the account of Fafard’s former shareholders and settlement of certain liabilities of Fafard. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of LRPB that it did not already own. LRPB was held as an available-for-sale asset until its partial divestment in November 2007. The cost of these acquisitions, net of cash acquired, amounted to US$148 million including direct acquisition costs of US$3 million.

In March 2006, Syngenta acquired from DuPont an exclusive worldwide license to develop DuPont’s new insecticide chlorantraniliprole (formerly referred to as Rynaxypyr®(1)) in mixtures with its own insects control products. At the same time, Syngenta sold to DuPont worldwide rights to Syngenta’s strobilurin fungicide pycoxystrobin, sold as ACANTO®(1).

There were no major acquisitions in 2005.

Except for the chlorantraniliprole and ACANTO®(1) product acquisition and divestments, these transactions are described in Note 3 to the consolidated financial statements.

(1) Rynaxypyr® and ACANTO® are trademarks of E.I du Pont de Nemours and Company

Operational Efficiency Programs

On February 11, 2004, Syngenta announced an Operational Efficiency Cost Saving Program. The program was initiated to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time. Cash costs of the program were estimated at around US$500 million, expected to be largely spent over the period 2004 to 2008, and non-cash charges were estimated at approximately US$350 million over a similar period. Cash spent under the program from 2004 to the end of 2007 totalled US$355 million. Cost savings under the program have been partly offset by the impact on crop protection raw material costs of higher oil prices, which are estimated to be in excess of US$200 million since the beginning of 2004. With the exception of cost run-offs in 2008 from site closures, the program was largely completed in 2007 and full program costs are expected to be within the initial estimates of US$500 million cash costs and with lower non-cash charges of US$320 million.

On February 7, 2007, the Syngenta Board approved a further Operational Efficiency Restructuring Program to drive cost savings which will be used to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. Savings are targeted in both cost of goods sold and other operating expenses. The cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011. Cash spent under the program in 2007 totalled US$68 million.

PART I	Item 5 — Operating and Financial Review and Prospects

 Results of Operations
2007 Compared to 2006

Sales commentary

Total Syngenta consolidated sales for 2007 were US$9,240 million, compared to US$8,046 million in 2006, a 15% increase year on year. At constant exchange rates sales growth was 11%. The analysis by segment is as follows.

(US$ million, except growth %)	Full Year		Growth
Segment	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Crop Protection	7,285	6,378	11	-	11	3	14
Seeds	2,018	1,743	9	3	12	4	16
Business Development	5	2	-	-	-	-	-
Inter-segment elimination	(68)	(77)	-	-	-	-	-
Total	9,240	8,046	11	-	11	4	15

Sales by region were as follows:

(US$ million, except growth %)	Full Year		Growth
Region	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,350	2,917	6	-	6	9	15
NAFTA	3,108	2,900	7	-	7	-	7
Latin America	1,565	1,141	33	4	37	-	37
Asia Pacific	1,217	1,088	8	(1)	7	5	12
Total	9,240	8,046	11	-	11	4	15

Crop Protection

In a market estimated to have grown approximately 9-10% at constant exchange rates, Crop Protection sales grew strongly at 14%, 11% at constant exchange rates. In the strong markets, Syngenta benefited from its broad product portfolio and successful marketing strategies. Sales of products launched since 2000 continued to expand with sales up 20% to US$1.2 billion driven by an exceptional second year for AXIAL® and by continuing growth in CALLISTO® and ACTARA®/CRUISER®.  The Company’s market leadership in fungicides was reinforced with AMISTAR® sales up by more than 25%. Sales of TOUCHDOWN® were almost 50% higher with strong demand across the Americas and improved pricing.

Sales were up in all regions. In Europe, Africa and the Middle East, sales in Eastern Europe continued to grow above 10% and in Western and Northern Europe benefited from a mild winter in the first half and a severe outbreak of potato blight in the third quarter.  In NAFTA, Syngenta’s leading position in corn led to higher sales on the increased corn acreage. Growth accelerated in the second half with strong sales of both herbicides and fungicides.  In Asia Pacific emerging markets, notably China and India, continued to drive growth, more than offsetting a weaker market in Japan. The strongest sales growth was in Latin America with sales increasing 37% as a result of the high crop prices encouraging growers to maximize crop yield. Soybean growth was the main driver but demand on other crops such as corn and sugar cane also increased.

Professional Products continued to show strong growth augmented by the full year consolidation of Fafard, acquired in 2006.  The main driver was Seed Care with a successful second year for AVICTA®, despite lower cotton acreage, and the continuing expansion of CRUISER®.  In addition to offering growers insect and disease control benefits, CRUISER MAXX® clearly demonstrates increased plant growth vigor.

PART I	Item 5 — Operating and Financial Review and Prospects

Sales by Product line are set out below.

(US$ million, except growth %)	Full Year		Growth
Product Line	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Selective herbicides	2,019	1,813	8	-	8	3	11
Non-selective herbicides	902	725	19	2	21	3	24
Fungicides	2,004	1,716	12	-	12	5	17
Insecticides	1,205	1,093	8	(1)	7	3	10
Professional products	1,079	958	12	(2)	10	3	13
Others	76	73	(9)	11	2	2	4
Total	7,285	6,378	11	-	11	3	14

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

Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture such as seed treatment, public health, and turf and ornamentals and, since the acquisition of Farfard, growing media.

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®/ BICEP MAGNUM®, ENVOKE®, FUSILADE® MAX, TOPIK®
Increased corn acreage was accompanied by sales growth above 10% in all major products. In the USA growers seeking to maximize yield increasingly recognized the importance of treatment programs including selective herbicides.  The CALLISTO® family of products also continued to expand in Europe and Latin America.  Growth in AXIAL® accelerated in a favorable market environment and sales exceeded US$100 million.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Sales of TOUCHDOWN®, now marketed in a comprehensive product range, increased strongly in response to higher glyphosate-tolerant acres in the Americas.  Higher demand combined with tight supply resulted in pricing improvements.  GRAMOXONE® also showed growth with strong demand in Asia more than offsetting the phasing out of the product in Europe.

Fungicides: major brands AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®
AMISTAR® showed exceptional growth notably in Latin America, with higher soybean acreage, increased soybean rust pressure and strong demand from wheat growers.  In the USA the AMISTAR® range benefited from the development of a new market segment to prevent disease in corn.  There was good growth in other fungicides including BRAVO®, now widely used to counter fungicide resistance in European cereals.  REVUS®, a new fungicide for vegetables and vines, was successfully launched in the UK and Korea.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®
Strong demand for cereals and high levels of insect pressure in Europe led to good growth in sales of KARATE®.  ACTARA® continued to expand, notably in Latin America.  A decline in FORCE® sales in the USA as a result of increased rootworm trait penetration was partly offset by strong demand in Eastern Europe.  US sales were also adversely affected by a sharp decline in cotton acreage.

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, MAXIM®
Growth reflects additional volume of 4% due to the full year consolidation of Fafard in the Lawn & Garden range and a continuing strong performance in Seed Care.  CRUISER® showed excellent growth in all regions reflecting increased penetration and treatment intensity in corn and soybean; new registrations in Latin America; higher demand on oilseed rape and cereals in Europe; and new launches in Asia Pacific.  Sales of AVICTA® in its second year were up 50% despite lower US cotton acreage as growers recognized its superior performance in nematode control.

PART I	Item 5 — Operating and Financial Review and Prospects

Commentary on regional performance

(US$ million, except growth %)	Full Year		Growth
Region	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,545	2,242	6	(1)	5	8	13
NAFTA	2,238	2,119	7	(1)	6	-	6
Latin America	1,423	1,036	34	3	37	-	37
Asia Pacific	1,079	981	6	(1)	5	5	10
Total	7,285	6,378	11	-	11	3	14

Sales in Europe, Africa and the Middle East benefited from strong demand for cereals.  Performance was also helped by a mild winter in the first half and by a severe outbreak of potato blight across northern Europe in the third quarter. Syngenta further strengthened its position in Eastern Europe and is spearheading the development of the market in the region with particularly strong growth in Russia, Ukraine and Kazakhstan.

Sales growth in NAFTA was led by herbicides and fungicides and reflected in particular the marked expansion of US corn acreage.  While glyphosate-tolerant (GT) technology progressed further to cover around 60% of the US market, high corn prices encouraged growers simultaneously to step up crop protection usage in order to maximize yield. Higher GT acreage contributed to strong demand for TOUCHDOWN® in both the USA and Canada.

Sales in Latin America increased strongly in both Brazil and Argentina and across all product lines.  Higher corn and soybean prices resulted in increased plantings and usage intensity.  With demand for other crops also strong, Syngenta’s business continued to benefit from its broad product range and well established customer relationships.

In Asia Pacific growth in the emerging markets – notably China, India and Vietnam – more than offset the impact of weaker demand in Japan.  The increasing sophistication of agriculture in the emerging markets is reflected in significantly higher sales of fungicides and seed treatments.

Seeds

In 2004, Syngenta began a transformation of its Seeds business.  Following the establishment of a platform for the launch of Corn and Soybean traits in the USA, the development of proprietary biotech traits has been accelerated and in 2007 Syngenta advanced the timeline for the delivery of stacked technologies. The scope of the Vegetables and Flowers businesses has been developed and broadened through product innovation and acquisitions.

In 2007, sales of Syngenta Corn seeds grew worldwide driven by crop prices and acreage expansion.  At the beginning of the year Syngenta received US EPA approval for its double stacked corn containing AGRISURE® corn borer and corn rootworm traits.  This marked the completion of a double stack offer and enabled preparation for the launch of a triple stack product in 2008.  This transformation of the US corn portfolio is accompanied by significant marketing investments and by increased research and development to ensure that our pipeline captures a wide range of future biotech opportunities.

Good sales growth in Vegetables and Flowers was supplemented in 2007 by the acquisitions of Zeraim Gedera, an Israeli vegetable seeds company focusing on high value crops, and Fischer, which reinforces Syngenta’s position as the world leader in Flowers.

Growth in Diverse Field Crops reflected Syngenta’s strong position in Eastern Europe where the use of improved seeds is contributing to the rapid modernization of agriculture.

	Full Year		Growth
Product Line	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Corn & Soybean	893	785	8	4	12	2	14
Diverse Field Crops	351	309	5	2	7	6	13
Vegetables	502	421	13	1	14	6	20
Flowers	272	228	13	-	13	6	19
Total	2,018	1,743	9	3	12	4	16

PART I	Item 5 — Operating and Financial Review and Prospects

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet
Sales of corn seeds were strong globally reflecting high corn prices and acreage expansion, particularly in the USA.  Growth accelerated in the second half with share gains in a strong Latin American market; in the USA final sales of seeds containing non-proprietary traits contributed towards the US$59 million growth of total seeds sales in NAFTA in the fourth quarter. The good corn sales performance was partly offset by lower soybean sales as a result of the decline in US soybean acreage.

All Diverse Field Crops showed strong growth in Eastern Europe.  Sugar beet growth reflects the successful positioning of the HILLESHÖG® business to take account of EU subsidy reform.  Sunflower and oilseed rape both benefited from demand for healthy oils as well as for biodiesel.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers
Growth in Vegetables sales reflected continuing strong consumer demand and some estimated share gain, with a US$13 million contribution from the consolidation of EGV and Zeraim Gedera, included within volume in the table above.  Sales in Latin America and Asia Pacific continued to expand rapidly.  Sales of Branded Fresh Produce in the USA rose by over 30%.

The acquisition of Fischer in Flowers contributed US$24 million to Seeds sales growth. Underlying sales grew in both Europe and NAFTA.

Commentary on regional performance

	Full Year		Growth
Region	2007	2006	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	818	690	8	2	10	9	19
NAFTA	916	838	7	2	9	-	9
Latin America	146	107	24	13	37	-	37
Asia Pacific	138	108	19	-	19	9	28
Total	2,018	1,743	9	3	12	4	16

Sales in Europe, Africa and the Middle East (EAME) reflected a very strong performance in Eastern Europe, particularly in Diverse Field Crops. Underlying growth in Vegetables and Flowers in the EAME region was augmented by the full year effect of the EGV acquisition, the fourth quarter sales from Zeraim Gedera in Vegetables and the addition of the Fischer portfolio in Flowers.

In NAFTA sales growth reflected the significant increase in corn acreage largely offset by lower planted soybean acres, the turn around from the 2006 first quarter production issues in corn and a one-off positive effect of the final sales of corn seeds containing non-proprietary traits in fourth quarter, 2007. Vegetables and Flowers sales growth was also strong in NAFTA, particularly in Branded Fresh Produce.

Sales in Latin America grew strongly, particularly in corn, driven by increased acreage, planting intensity and the further penetration of genetically modified trait technology. Syngenta estimates to have outperformed the rapidly growing market.

In Asia Pacific, sales increased by 28%, 19% at constant exchange rates. Corn and Soybean sales grew strongly in India and Vegetables sales growth continued, particularly in the emerging markets of India and China.

PART I	Item 5 — Operating and Financial Review and Prospects

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a fall in sales or increase in costs is a negative variance.

	Full Year		Growth
Operating Income	2007 US$ million	2006 US$ million	Actual %
Crop Protection	1,502	901	66
Seeds	(16)	44	(134)
Business Development	(19)	(79)	-
Inter-segment profit elimination	(3)	(37)	-
Total	1,464	829	77

Operating income increased 77% in 2007 to US$1,464 million which included a US$50 million non-recurring change of control payment from Delta & Pine Land following their acquisition by Monsanto. Strong markets were a key driver in a 15% sales increase over 2006, with 4% from a weaker US dollar exchange rate.  Gross profit margin declined by 1% with increased environmental provisions in Crop Protection and lower margins in Seeds largely due to the increased weighting of US Corn at the expense of Soybean, which was the more profitable crop in 2007. Marketing, Sales and Distribution costs increased 12%, 8% when expressed at constant exchange rates, and included higher volume related costs, a full year impact of the Fafard acquisition and additional spending in emerging country markets. Research and development costs were 4% higher in 2007 than 2006, but flat at constant exchange rates, with decreased costs after the Biopharma exit in 2006 and savings associated with the Operational Efficiency Programs being reinvested in the further development of stacked traits in Seeds. General and administrative costs in 2007 were net of the one-off payment from Delta & Pine Land.

Lower net restructuring and impairment contributed US$285 million to the increase in reported operating income. Total 2007 net restructuring and impairment spending includes divestment gains of US$121 million, US$109 million of which relates to the sale of a portion of the Rosental site in Basel which was assessed to be beyond Syngenta’s medium-term needs. Movements in exchange rates between 2006 and 2007, particularly the strengthening of emerging market currencies, increased operating profit by an estimated US$58 million including the net hedging result. The EBITDA (earnings before interest, tax, depreciation and amortization) hedging program is designed to protect anticipated transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA. The net hedging result under the program, which is reported within general and administrative costs, was a US$17 million gain in 2007 compared to a US$14 million loss in 2006.

PART I	Item 5 — Operating and Financial Review and Prospects

Crop Protection Operating Income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	7,285	6,378	-	-	7,285	6,378	14	11
Cost of goods sold	(3,605)	(3,126)	-	(8)	(3,605)	(3,118)	(16)	(12)
Gross profit	3,680	3,252	-	(8)	3,680	3,260	13	10
as a percentage of sales	51%	51%			51%	51%

Marketing and distribution	(1,167)	(1,037)	-	-	(1,167)	(1,037)	(13)	(9)
Research and development	(496)	(490)	-	-	(496)	(490)	(1)	4
General and administrative	(516)	(549)	-	-	(516)	(549)	6	5
Restructuring and impairment	1	(275)	1	(275)	-	-	-	-
Operating income	1,502	901	1	(283)	1,501	1,184	27	22
as a percentage of sales	21%	14%			21%	19%
This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales in the year were up 14% in 2006, 11% at constant exchange rates, primarily driven by volume growth.  Full year gross margins were slightly down in 2006 as the favorable impact of higher volumes and cost savings from the Operational Efficiency Program were offset by an increase in environmental provisions and some adverse country mix.  Marketing and distribution costs increased in the year driven by a combination of the weaker US dollar, higher sales volumes and the full year effect of the Fafard acquisition. Research and development costs were 1% higher, but 4% lower at constant exchange rates, partly reflecting the savings achieved through the Operational Efficiency Restructuring Program.  General and administrative costs were 6% lower largely from lower liability provisions and increased compensation from third parties using Syngenta registration data.

Restructuring and impairment is defined in Note 7 to the consolidated financial statements. Restructuring and impairment for 2006 relates primarily to the Operational Efficiency Program announced in 2004. The 2007 costs also include spending against the new Operational Efficiency Program as announced in February 2007. The 2007 charge is net of the profit on partial sale of the Rosental and Dielsdorf sites in Switzerland. Further details on restructuring and impairment can be found later in this section.

Operating income was 67% higher at US$1,502 million, with US$284 million coming from lower restructuring and impairment charges.

With the US dollar weakening in the year against the core currencies of Euro, Swiss franc and British pound sterling, the net effect of the US dollar movements was to increase operating income by approximately US$52 million.

PART I	Item 5 — Operating and Financial Review and Prospects

Seeds Operating Income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	2,018	1,743	-	-	2,018	1,743	16	12
Cost of goods sold	(1,123)	(894)	(6)	(17)	(1,117)	(877)	(27)	(24)
Gross profit	895	849	(6)	(17)	901	866	4	(1)
as a percentage of sales	44%	49%			45%	50%

Marketing and distribution	(465)	(429)	-	-	(465)	(429)	(8)	(4)
Research and development	(283)	(232)	-	-	(283)	(232)	(22)	(18)
General and administrative	(125)	(106)	-	-	(125)	(106)	(18)	(14)
Restructuring and impairment	(38)	(38)	(38)	(38)	-	-	-	-
Operating income	(16)	44	(44)	(55)	28	99	(72)	(81)
as a percentage of sales	-	3%			1%	6%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Seeds Sales in the year were 16% higher than 2006, 12% at constant exchange rates. Gross margins declined as the US field crop market shifted into corn from soybean. In 2007, due to the significant weighting of seeds with non-proprietary genetically modified traits in the corn seed portfolio, corn gross margins were lower than soybean. Gross margins were also adversely impacted by the high commodity crop prices which in several cases is the basis of the prices paid to contract growers. Marketing and research and development spending increased in 2007 as Syngenta invested in further transforming the US corn range and also absorbed the costs of the acquired companies, EGV, Fischer and Zeraim Gedera. The increase in general and administrative costs in 2007 partly reflects the costs in the acquired companies including the amortization of acquired intangibles. Restructuring and impairment costs include US$9 million of integration costs associated with the 2006 and 2007 Vegetables and Flowers acquisitions and US$32 million related to the new Operational Efficiency Program announced in February 2007, of which US$13 million relates to the restructuring of a long term supply contract and US$16 million to the reorganization of the US Corn and Soybean business with integrated support functions. Restructuring and impairment charges in cost of goods sold include the reversal of the purchase accounting inventory step up for EGV and Zeraim Gedera.

The weakening of the US dollar against the Euro and other core currencies resulted in approximately a US$9 million increase in operating income.

PART I	Item 5 — Operating and Financial Review and Prospects

Business Development Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	5	2	-	-	5	2	-	-
Cost of goods sold	(6)	(2)	-	-	(6)	(2)	-	-
Gross profit	(1)	-	-	-	(1)	-	-	-
as a percentage of sales	-	-	-	-	-	-	-	-

Marketing and distribution	(6)	(4)	-	-	(6)	(4)	(50)	(65)
Research and development	(51)	(74)	-	-	(51)	(74)	31	33
General and administrative	37	(13)	-	-	37	(13)	385	392
Restructuring and impairment	2	12	2	12	-	-	-	-
Operating income/(loss)	(19)	(79)	2	12	(21)	(91)	-	-
as a percentage of sales	-	-			-	-

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Research and development spending reduced compared to 2006 largely due to the full year impact of stopping independent development efforts in Biopharma in 2006 and lower spending on animal nutrition development. This has been partially offset by the increased investment in biofuels research.

General and administrative costs are net of the US$50 million receipt from Delta & Pine Land following their acquisition by Monsanto. The restructuring and impairment net gain in 2007 represents the reversal of a previously impaired financial asset.

Defined Benefit Pensions

Defined benefit pension costs decreased from US$110 million in 2006 to US$108 million in 2007. The 2006 expense amount included US$50 million of restructuring costs, and a US$45 million gain to reflect the change to Syngenta’s UK pension fund rules that increased the proportion of benefits which employees can take in the form of a tax free lump sum on retirement. The restructuring costs in 2006 included the social plan costs associated with restructuring in Syngenta’s French Crop Protection business and the Crop Protection product development function in the UK. The 2007 expense amount includes US$15 million of restructuring costs, mainly related to Switzerland.

During 2007, the overall pension scheme funded status – the market value of plan assets divided by the benefit obligation valued using the projected unit credit actuarial method – improved from 96% to 99%. Bond yields increased compared to December 31, 2006, which reduced the valuation of pension liabilities. Asset returns for the UK and the US pension funds exceeded the long-term expected return assumption and contributed to the improved funded status. These positive developments were partly offset by asset returns in the Swiss pension fund, which were below the long-term expected rate of return, in line with the less favorable 2007 Swiss financial market movements. Employer contributions to defined benefit plans, excluding contributions related to restructuring, were US$124 million in 2007, compared to US$150 million in 2006. Excluding restructuring costs, defined benefit pension expense in 2008 is expected to be approximately US$15 million lower than in 2007, mainly as a consequence of the increase in bond yields and asset performance during 2007 mentioned above.

PART I	Item 5 — Operating and Financial Review and Prospects

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year to 31 December (US$ million)	2007			2006
Reversal of inventory step-up (in cost of goods sold)			(6)			(25)
Restructuring costs
Write-off or impairment
- property, plant and equipment	(20)			(26)
- intangible assets	(16)			(46)
- inventories	(2)			-
Non-cash pension restructuring charges	6			(3)

Total non-cash restructuring charges		(32)			(75)
Cash costs
- Operational Efficiency Programs	(117)			(199)
- Seeds Integration	(9)			(36)
- Merger Synergy Program and other cash costs	-			3
		(126)			(232)
Impairment of financial assets		2			-
Gains from disposals		121			6
			(35)			(301)
Total restructuring and impairment charge			(41)			(326)

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

In 2007 Syngenta continued to incur costs associated with the Operational Efficiency Program announced in 2004. Whilst no further initiatives were announced under this program in 2007, charges were incurred related to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004. In 2007 charges for cash costs under this program were US$41 million.

A second Operational Efficiency Program was announced in February 2007 and included restructuring in Crop Protection and Seeds. The overall cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011.  During 2007 US$27 million in cash costs were incurred by Crop Protection including US$14 million relating to the restructuring of the Development function, US$5 million for projects to improve the efficiency of the distribution and manufacturing networks and US$8 million for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain. In addition, headquarter and IS restructuring activity incurred costs of US$17 million. Cash costs in Seeds totalled approximately US$32 million including US$16 million for the restructuring of the NAFTA Corn and Soybean marketing and sales organizations, US$13 million for the exit of an onerous supply contract and smaller amounts to exit unprofitable crops in unprofitable geographies.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and EGV.

Impairments of property, plant and equipment in 2007 consist of accelerated depreciation and asset write-offs from site closures and rationalizations announced prior to and during 2006. Impairments of US$20 million are net of US$19 million impairment reversal due to proceeds now received or expected on asset disposals. Impairments of intangible assets largely relate to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.

Divestment gains of US$121 million include US$109 million realized from the sale of a major part of the Rosental site in Basel. Gains of US$11 million were the result of the reversal of an impairment recorded as part of an asset swap in 2006; accelerated

PART I	Item 5 — Operating and Financial Review and Prospects

depreciation charges of US$5 million and onerous contract charges of US$7 million were also reported in 2007 relating to the same asset swap. Gains of US$13 million were realized on the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 includes reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

Restructuring and impairment charges in 2006 are described later in this review.

Financial Expense, net

Financial expense, net increased US$22 million compared to 2006. Net currency gains of US$16 million, mainly due to gains on emerging market currencies, are less than the US$51 million in 2006 which included the non-recurring gain on restructuring an overcapitalized British pound sterling balance sheet. Strong operating cash flows and further optimized internal funding both contributed to lower net interest expense than in 2006 despite the continued cash outflow for share repurchases.

Taxes

The overall tax rate in 2007 was 22%, compared to a rate of 20% in 2006. The tax rate on net restructuring and impairment costs was 93% compared to 27% for 2006 due to the mix on pre-tax gains and losses within the net position. Future rates applicable to restructuring and impairment will be dependent on the size and nature of charges and may vary significantly. Syngenta’s tax rate in 2007 and 2006 was less than the Swiss statutory tax rate of 25% due in part to income taxed at different rates.

Net Income and Other Supplementary Income Data

Net income in 2007 was US$1,111 million with US$1,109 million attributable to shareholders of Syngenta AG, compared to US$637 million in 2006 with US$634 million attributable to shareholders of Syngenta AG. Operating income was higher in 2007 largely due to sales growth and helped further by the Delta & Pine Land receipt and the gain on disposal of part of the Rosental site.

After related taxation, restructuring and impairment charges in 2007 were US$3 million compared to US$238 million in 2006.

PART I	Item 5 — Operating and Financial Review and Prospects

Results of Operations
2006 Compared to 2005

Sales commentary

Total Syngenta consolidated sales for 2006 were US$8,046 million, compared to US$8,104 million in 2005. Reported sales in US dollars were 1% lower, but sales were unchanged at constant exchange rates. The analysis by segment was as follows:

(US$ million, except growth %)	Full Year		Growth
Segment	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Crop Protection	6,378	6,330	2	(1)	1	-	1
Seeds	1,743	1,797	(1)	(1)	(2)	(1)	(3)
Business Development	2	-	-	-	-	-	-
Inter-segment elimination	(77)	(23)	-	-	-	-	-
Total	8,046	8,104	1	(1)	-	(1)	(1)

Sales by region were as follows:

(US$ million, except growth %)	Full Year		Growth
Region	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,917	2,973	1	-	1	(3)	(2)
NAFTA	2,900	2,972	(2)	(1)	(3)	1	(2)
Latin America	1,141	1,133	5	(4)	1	-	1
Asia Pacific	1,088	1,026	7	-	7	(1)	6
Total	8,046	8,104	1	(1)	-	(1)	(1)

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

Sales were higher in NAFTA due to a strong performance in Professional Products. In EAME, growth in Eastern Europe, Africa and the Middle East offset lower sales in Western Europe. In Latin America, growth was achieved despite reduced soybean acreage in Brazil following estimated gains in market share. Asia Pacific increased sales in a number of markets, notably India, China and Southeast Asia. Sales of Professional Products were up 18%, with strong growth in Seed Care, including increased usage with Syngenta Seeds, supplemented by a good performance in Lawn and Garden. In August the ornamentals business was augmented by the acquisition of Conrad Fafard Inc, which contributed 3% to the growth in Professional Products.

Sales by Product line are set out below.

(US$ million, except growth %)	Full Year		Growth
Product Line	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Selective herbicides	1,813	1,889	(2)	(1)	(3)	(1)	(4)
Non-selective herbicides	725	688	5	-	5	-	5
Fungicides	1,716	1,779	(2)	-	(2)	(1)	(3)
Insecticides	1,093	1,100	2	(2)	-	(1)	(1)
Professional products	958	807	21	(3)	18	-	18
Others	73	67	13	(5)	8	-	8
Total	6,378	6,330	2	(1)	1	-	1

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®/ BICEP MAGNUM®, ENVOKE®, FUSILADE® MAX, TOPIK®
Sales of selective herbicides were 4% lower, 3% at constant exchange rates, with volumes down 2% and local currency prices down 1%. The CALLISTO® range for corn continued to expand in both the Americas and in Europe augmented by the roll-out of combination products of CALLISTO® with other active ingredients. In the USA sales of selective herbicides overall were lower due

PART I	Item 5 — Operating and Financial Review and Prospects

primarily to a reduction in corn acreage. In cereal herbicides, AXIAL® was successfully launched in a number of major markets. Sales of TOPIK® were lower reflecting unfavorable weather conditions in Europe and the USA.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®
Non-selective herbicide sales were up 5%, largely due to higher volumes. Both GRAMOXONE® and TOUCHDOWN® demonstrated good growth. TOUCHDOWN® grew strongly in the USA, driven by an expanded product range and the further penetration of glyphosate-tolerant technology in corn. GRAMOXONE® achieved growth in Latin America and broad-based growth in Asia, augmented by the successful launch of the INTEON® formulation in South Korea.

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

Commentary on regional performance

(US$ million, except growth %)	Full Year		Growth
Region	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,242	2,283	1	(1)	-	(2)	(2)
NAFTA	2,119	2,081	2	(1)	1	1	2
Latin America	1,036	1,027	5	(4)	1	-	1
Asia Pacific	981	939	6	(1)	5	(1)	4
Total	6,378	6,330	2	(1)	1	-	1

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

Sales in NAFTA were 2% higher, 1% at constant exchange rates with local currency prices lower, but volume up 2% despite a difficult season in the USA due to a weaker farm economy and lower corn acreage and drought in the south. As a result, sales of selective herbicides and fungicides were lower; insecticides were also lower following exceptionally high 2005 growth. Non-selective herbicides, notably TOUCHDOWN®, benefited from further penetration of biotechnology and delivered good growth. New products sales performed well driven by CALLISTO®, ACTARA® and the launch of AXIAL® in cereals. Professional Products sales performed strongly, notably Seed Treatment driven by CRUISER® and the launch of AVICTA®. Growth in ornamentals was augmented by the acquisition of Fafard in Lawn & Garden.

Sales in Latin America grew 1%, with 5% volume growth offset by 4% lower US dollar sales prices, despite difficult market conditions in Brazil. The breadth of the product portfolio and effective credit risk management are estimated to have led to further

PART I	Item 5 — Operating and Financial Review and Prospects

market share gains. ACTARA®/CRUISER® delivered a particularly strong performance. Sales were higher in Argentina driven by herbicides and insecticides.

Asia Pacific sales grew 4%, 5% at constant exchange rates, with volumes 6% higher, but local currency prices 1% down. Growth of more than 10% was achieved in a number of markets including China, Vietnam, Thailand and Indonesia. GRAMOXONE®, SCORE®, PROCLAIM® and CRUISER® all delivered particularly strong sales growth.

Seeds

Sales were 3% lower, 2% at constant exchange rates, with volumes and local currency prices each 1% down. Strong growth in Diverse Field Crops and Vegetables largely offset a decline in Corn and Soybean due to first quarter production related issues in corn. Diverse Field Crops performed strongly, capitalizing on the increased demand for biofuels. In Vegetables, demand for fresh produce continues to expand and sales showed growth across all regions, with a particularly strong performance in the developing markets of Latin America and Asia. The input trait pipeline for corn progressed well, with the launch of the glyphosate tolerance/corn borer double stack and the granting of EPA approval in October for AGRISURE® RW, a proprietary trait for corn rootworm control, and AGRISURE® CB/RW double-stack in January 2007.

	Full Year		Growth
Product Line	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Corn & Soybean	785	880	(8)	(2)	(10)	(1)	(11)
Diverse Field Crops	309	301	5	2	7	(4)	3
Vegetables	421	384	8	2	10	(1)	9
Flowers	228	232	1	-	-	(2)	(2)
Total	1,743	1,797	(1)	(1)	(2)	(1)	(3)

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet
Corn and Soybean sales were 11% lower, 10% at constant exchange rates, with volumes 8% lower and local currency prices down 2%. Sales were affected by first quarter production related issues in corn, which reduced product availability.

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

Sales of S&G® flowers were 2% lower, unchanged at constant exchange rates, despite unfavorable spring weather in Europe and the impact of drought in Australia.

Commentary on regional performance

	Full Year		Growth
Region	2006	2005	Volume %	Local Price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	690	699	2	1	3	(4)	(1)
NAFTA	838	903	(6)	(1)	(7)	-	(7)
Latin America	107	107	2	(3)	(1)	1	-
Asia Pacific	108	88	18	4	22	1	23
Total	1,743	1,797	(1)	(1)	(2)	(1)	(3)

Sales in Europe, Africa and the Middle East were 1% lower, but increased 3% at constant exchange rates, with volumes 2% higher and local currency prices 1% higher. Sales were driven by higher volumes in Diverse Field Crops and Vegetables, which grew strongly, most notably in Eastern Europe.

PART I	Item 5 — Operating and Financial Review and Prospects

In NAFTA sales were down 7% at actual exchange rates and at constant exchange rates due to first quarter production related issues in corn with volumes 6% lower and local currency prices down 1%. This was partially offset by growth in Vegetables and Fresh Produce sales.

In Asia Pacific, sales increased by 23%, 22% at constant exchange rates, with 18% volume growth and a 4% increase in local currency prices. Corn and Soybean sales were strong in India. Vegetables sales also grew strongly due to favorable sales of sweet corn.

PART I	Item 5 — Operating and Financial Review and Prospects

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance, and a fall in sales or an increase in costs is a negative variance.

	Full Year		Growth
Operating Income	2006 US$m	2005 US$m	Actual %
Crop Protection	901	996	(10)
Seeds	44	17	159
Business Development	(79)	(153)	48
Inter-segment profit elimination	(37)	-	-
Total	829	860	(4)

Operating income decreased by 4% to US$829 million, largely due to increased charges for restructuring and impairment in Crop Protection. Sales were 1% lower, flat at constant exchange rates. Gross profit margin declined by 0.8%, with lower margins in the Crop Protection business, where production cost savings were more than offset by the impact of the higher oil price on raw material costs and reduced capacity utilization. Marketing and distribution costs decreased by 3%, with increased marketing spending in Seeds and from the Fafard acquisition more than offset by cost savings and lower charges for doubtful debt provisions in Latin America. Research and development costs were 3% lower, with increased development spending in Seeds offset by stopping the work on plant-produced pharmaceuticals and the benefits of the Operational Efficiency Program. General and administrative costs were 10% lower, 11% at constant exchange rates, with cost savings from the Operational Efficiency Program, the favorable impact of a pension rule change in the UK and compared to 2005 which included the costs arising from the unintended release of Bt10 corn into commercial sale. Restructuring and impairment costs increased from US$212 million in 2005 to US$301 million in 2006, with the continuation of the Operational Efficiency Program initiated in February 2004. These costs are described in more detail below.

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

Crop Protection Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	Growth Actual %	Growth CER %
Sales	6,378	6,330	-	-	6,378	6,330	1	1
Cost of goods sold	(3,126)	(3,033)	(8)	-	(3,118)	(3,033)	(3)	(4)
Gross profit	3,252	3,297	(8)	-	3,260	3,297	(1)	(1)
as a percentage of sales	51%	52%			51%	52%

Marketing and distribution	(1,037)	(1,106)	-	-	(1,037)	(1,106)	6	6
Research and development	(490)	(509)	-	-	(490)	(509)	4	3
General and administrative	(549)	(557)	-	-	(549)	(557)	1	3
Restructuring and impairment	(275)	(129)	(275)	(129)	-	-	-	-
Operating income	901	996	(283)	(129)	1,184	1,125	5	7
as a percentage of sales	14%	16%			19%	18%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

PART I	Item 5 — Operating and Financial Review and Prospects

Despite strong delivery of production cost savings related to the Operational Efficiency Program, gross profit margins were lower in 2006 than 2005 due to the impact of the higher oil price, reduced capacity utilization and local currency sales prices being 1% lower. Marketing and distribution costs were 6% lower with the impact of the Fafard acquisition more than offset by cost saving initiatives and the lower charge for provisions for doubtful receivables in Latin America. Research and development costs decreased by 4%, 3% at constant exchange rates, with continuing benefits from the Operational Efficiency Program and savings in development in advance of the restructuring program initiated in the second half of 2006. General and administrative costs were 1% lower, 3% lower at constant exchange rates, with cost savings and the favorable impact of the change in the UK pension fund partly offset by some increase in liability provisions.

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

With the US dollar stronger against the core currencies of the Euro, Swiss franc and British pound sterling in the key first half selling season and then weaker in the second half, the net effect of the US dollar movements was to reduce operating income by approximately US$17 million.

Seeds Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	Growth Actual %	Growth CER %
Sales	1,743	1,797	-	-	1,743	1,797	(3)	(2)
Cost of goods sold	(894)	(940)	(17)	(24)	(877)	(916)	4	3
Gross profit	849	857	(17)	(24)	866	881	(2)	-
as a percentage of sales	49%	48%			50%	49%

Marketing and distribution	(429)	(408)	-	-	(429)	(408)	(5)	(5)
Research and development	(232)	(213)	-	-	(232)	(213)	(9)	(8)
General and administrative	(106)	(169)	-	-	(106)	(169)	37	35
Restructuring and impairment	(38)	(50)	(38)	(50)	-	-	-	-
Operating income	44	17	(55)	(74)	99	91	9	26
as a percentage of sales	3%	1%			6%	5%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales for 2006 were down 3%, 2% at constant exchange rates, mainly due to the production related issues in corn in the first half of the year. Gross profit margin increased in 2006 over 2005 with higher margins in Diverse Field Crops and the lower weighting of Corn and Soybean in the sales mix. Marketing and distribution costs were 5% higher, with higher marketing and distribution spending in Corn and Soybean in NAFTA. Research and development spending increased 9%, 8% at constant exchange rates, with higher spending on traits development. General and administrative costs were significantly lower, including higher profit on disposal of non-current assets and the inclusion in 2005 of costs arising from the unintended release of Bt10 corn into commercial sale. Restructuring and impairment in 2006 includes US$32 million of costs relating to the integration of the 2004 acquisitions and eliminating duplicate administration, plant and facilities. Restructuring and impairment within cost of goods sold also includes the final reversal of the purchase accounting inventory step-up for the 2004 acquisitions and the write-off of inventories related to exiting unprofitable crops and markets.

The strength of the US dollar against the Euro, in the key first half selling season reduced reported sales and largely contributed to an overall US$15 million adverse impact on Seeds operating income in 2006 relative to 2005.

PART I	Item 5 — Operating and Financial Review and Prospects

Business Development Operating Income

	Total		Restructuring and impairment		Before Restructuring and impairment (1)
(US$ million, except growth %)	2006	2005	2006	2005	2006	2005	Growth Actual %	Growth CER %
Sales	2	-	-	-	2	-	-	-
Cost of goods sold	(2)	-	-	-	(2)	-	-	-
Gross profit	-	-	-	-	-	-	-	-
as a percentage of sales	-	-	-	-	-	-	-	-

Marketing and distribution	(4)	(4)	-	-	(4)	(4)	-	(7)
Research and development	(74)	(100)	-	-	(74)	(100)	26	25
General and administrative	(13)	(16)	-	-	(13)	(16)	19	19
Restructuring and impairment	12	(33)	12	(33)	-	-	-	-
Operating income/(loss)	(79)	(153)	12	(33)	(91)	(120)	-	-
as a percentage of sales	-	-			-	-

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements.
(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Research and technology spending was reduced as Syngenta discontinued work on plant produced pharmaceutical compounds.

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

During 2006, the overall pension scheme funded status - the market value of plan assets divided by the benefit obligation valued using the projected unit credit actuarial method - improved from 89% to 93%. Bond yields increased compared to December 31, 2005, which reduced the valuation of pension liabilities. Asset returns for the three largest funds, which are in the UK, Switzerland and the USA, exceeded the long-term expected return assumption and contributed to the improved funded status. These positive developments were partly offset by the change to the mortality assumptions used to value the UK and Swiss pension liabilities, which reflect recently available data showing increased longevity. Employer contributions to defined benefit plans, excluding contributions related to restructuring and the US$350 million special lump sum contributions to Syngenta’s UK and US pension funds at the end of 2005, were US$150 million compared to US$137 million in 2005. The additional US$350 million contributions were invested in order to manage plan assets in a manner more closely related to changes in plan liabilities (“asset liability management”). This involves the use of interest rate derivatives by pension plans to manage their exposure to changes in interest rates.

PART I	Item 5 — Operating and Financial Review and Prospects

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year to 31 December (US$ million)	2006			2005
Reversal of inventory step-up (in cost of goods sold)			(25)			(24)
Restructuring costs
Write-off or impairment
- property, plant and equipment	(26)			(22)
- intangible assets	(46)			-
- inventories	-			(8)
Non-cash pension restructuring charges	(3)			-

Total non-cash restructuring charges		(75)			(30)
Cash costs
- Operation Efficiency Programs	(199)			(125)
- Seeds Integration	(36)			(38)
- Merger Synergy Program and other cash costs	3			-
		(232)			(163)
Impairment of financial assets		-			(19)
Gains from product disposals		6			-
			(301)			(212)
Total restructuring and impairment charge			(326)			(236)

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

In 2006, the Operational Efficiency Program announced in 2004 continued, with cash costs of US$60 million recorded in respect of announcements of the consolidation activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France. Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection. The announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world, gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million.

Seeds acquisition integration costs of US$36 million during 2006 were mainly for the ongoing integration of the Seeds NAFTA Corn and Soybean business.

Impairments of US$26 million on property, plant and equipment included accelerated depreciation charges of US$22 million for two sites in NAFTA Crop Protection as well as various other smaller charges. In addition to the accelerated amortization noted above, intangible asset impairments relate to a contract termination and the impairment of a supply agreement.

Reversal of inventory step up in 2006 included the final reversal of inventory step-up on the Garst and Golden Harvest acquisitions and the reversal of the step up on the Fafard and EGV acquisitions.

In 2005, the Operational Efficiency Program progressed with the announcement of the closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of US$125 million and asset impairments of US$25 million in the year. Most of this cost related to the Crop Protection segment, with US$3 million in Seeds and US$14 million in

PART I	Item 5 — Operating and Financial Review and Prospects

Business Development. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year. Cost of goods sold increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less costs to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold. In addition, an impairment charge of US$19 million was recorded in respect of investments whose book value had fallen below cost for a prolonged period. The majority of the impairment related to Syngenta’s interest in Diversa Corporation (now Verenium Corporation).

Financial Expense, net

Net interest expense decreased from US$66 million in 2005 to US$53 million in 2006 mainly due to a net premium paid in 2005 for the repurchase of a bond liability. Foreign exchange gains were US$51 million in 2006, compared to a loss of US$14 million in 2005 largely due to a one-off impact from the restructuring of an over capitalized British pound sterling balance sheet. There was also a decrease in the amortization of option premia.

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

The Brazilian real is the functional currency of Syngenta’s subsidiaries in Brazil. From 2003 to 2007 the Brazilian real has significantly appreciated in value against the US dollar. To reduce its exposure to risks associated with the real, Syngenta has altered local financing arrangements, applied credit restrictions to customers, implemented programs to protect the US dollar value of trade receivables from customers and has fully hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Appreciation of the Brazilian real results in customers who sell their produce in US dollars receiving lower amounts of Brazilian reals, which may adversely impact Syngenta’s discounts and allowances or its ability to collect receivables in full. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods.

Liquidity and Capital Resources

Syngenta’s principal sources of liquidity consist of cash generated from operations. In the period 2005 to 2007, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions; this is also expected to be the case in 2008. Working capital fluctuations are supported by short-term funding available through Commercial Paper and credit facilities. Longer-term capital resources include unsecured non-current bonds issued under the Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2007, 2006 and 2005 of US$503 million, US$445 million and US$458 million respectively. At December 31, 2007, 2006 and 2005, Syngenta had current financial debts of US$399 million, US$143 million and US$514 million respectively, and non-current financial debts of US$1,726 million, US$1,569 million and US$847 million, respectively.

PART I	Item 5 — Operating and Financial Review and Prospects

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and amended it on July 24, 2007. As at December 31, 2007, Syngenta had US$225 million of Commercial Paper in issue. The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed on July 20, 2006, amended on July 31, 2007 and will mature on July 20, 2013. As of December 31, 2007, Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

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

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2007.

(US$ million)	Fair Value	Carrying Amount	Value at issue
4.125% Eurobond 2011	713	732	636
4.125% Eurobond 2015	685	723	641
5.110% US private placement 2020	78	81	75
5.350% US private placement 2025	80	75	75
5.590% US private placement 2035	110	100	100
Total	1,666	1,711	1,527

The two Eurobonds that are currently outstanding have been issued under Syngenta’s US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. The program was last updated on July 24, 2007 and is listed on the London Stock Exchange. In addition, application has been made to register the program on the SWX Swiss Exchange.

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

Commitments for capital expenditure at December 31, 2007 were US$168 million.

Financial Results

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
(US$ million)	2007	2006	2005
Cash flow from operating activities	1,168	928	497
Cash flow used for investing activities	(368)	(411)	(144)
Cash flow used for financing activities	(781)	(541)	(74)

PART I	Item 5 — Operating and Financial Review and Prospects

Cash Flow from Operating Activities
2007 compared to 2006

Cash flow from operating activities in 2007 was US$240 million higher than in 2006. This increase is mainly attributable to the growth in income before taxes of US$621 million from US$798 million in 2006 to US$1,419 million in 2007.  Adding back depreciation, amortisation and impairment and excluding the net gains on disposals of non-current assets, where the relevant cash flows are included within investing activities in the cash flow statement, the increase compared to 2006 is US$495 million. This growth was due to higher sales and gross profit, which was only partly offset by increases in other operating expenses. The higher operating cash flows are also net of lower interest and other financial receipts due to lower cash inflows from hedges of internal funding than in 2006. Payments of taxes increased from US$167 million in 2006 to US$192 million in 2007. Cash outflows from working capital increased by US$56 million as inventory and trade receivable levels increased with increasing sales, partly offset by an increase in trade payables.

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

Cash Flow used for Investing Activities
2007 compared to 2006

Cash flows used for investing activities decreased from US$411 million in 2006 to US$368 million in 2007. This decrease is net of increased cash spending on property, plant and equipment and intangible assets of US$126 million, which was offset by increased proceeds of US$92 million from disposals, mainly consisting of proceeds from the partial sale of the Rosental site in Basel.  Additions to property, plant and equipment were higher than depreciation in 2007, compared to being lower in 2006 and 2005, with increased expenditure in both the Crop Protection and Seeds businesses. The portfolio of marketable securities purchased in 2006 remained at a similar level during 2007 while business acquisitions, including associates and minorities, increased by US$19 million following the acquisitions of Fischer and Zeraim Gedera and the purchase of additional shares in Syngenta India Ltd.

2006 compared to 2005

In total, cash flows used for investing activities increased by US$267 million from 2005 to 2006. Additions to property, plant and equipment in 2006 were higher than 2005 by US$43 million, but continued to be less than depreciation. Investment of US$100 million was made during 2006 in a portfolio of marketable securities, including commercial paper and bond instruments. Spending on business acquisitions in 2006 was a total of US$148 million. No material business acquisitions were completed in 2005 for cash.

Cash Flow used for Financing Activities
2007 compared to 2006

Financing cash outflows increased by US$240 million due to increased dividend payments and par value reductions of US$37 million, increased net share repurchases of US$105 million, with the purchase of 3.8 million shares, and decreased inflows from borrowings of US$98 million.

2006 compared to 2005

In July 2006 the remaining €219 million of the €800 million 5.5% 2006 Eurobond, matured and was repaid. In September 2006, a new €500 million 4.125% 2011 Eurobond was issued. Distributions to shareholders through par value reduction increased a further US$53 million in 2006 to US$260 million. Syngenta repurchased 3.3 million shares as a result of the put options granted to shareholders in February 2006. Total cash outflow for share repurchases in 2006, net of treasury share sales to meet exercises of share options granted in employee share schemes, was greater than 2005 by US$374 million.

PART I	Item 5 — Operating and Financial Review and Prospects

Research and Development (R&D)

Syngenta has major research centers in Stein, Switzerland; Jealott’s Hill, England; Goa, India and Research Triangle Park, North Carolina, USA.

There are two principal elements to Syngenta research and development. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around six core technology programs: Crop Protection Research; Crop Protection Development; Crop Genetics Research; Seed Breeding; Product Development; and New Business Development. These are closely integrated to increase overall capacity, to discover new active ingredients and provide practical routes to novel crop varieties.

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

This year has seen a continuation of the program of streamlining and restructuring across the various R&D sites announced in 2004. Construction has been successfully completed at the Stein site, which now includes chemistry as well as biology, and a Seed Care Institute. With the move of the Basel chemistry scientists to the new facility in Stein, the Basel facility has been closed. The further enhanced chemistry centre in Goa, India, which was opened in November 2006, continues to focus on cost efficient synthesis at laboratory and field scale.

In 2007 further progress was also made in restructuring in the Crop Protection Development area following the announcement made in 2006. Main components of this restructuring are the closure of one Crop Protection Development site, downsizing and consolidation of product safety activity at Jealott’s Hill, UK, and closure or downsizing of several Field Stations around the world.

The total spent on research and development was US$830 million in 2007, US$796 million in 2006 and US$822 million in 2005. Attribution of research and development costs for 2007 was US$496 million for Crop Protection, US$283 million for Seeds and US$51 million in Business Development. In 2006, the attribution was US$490 million for Crop Protection, US$232 million for Seeds and US$74 million for Business Development. In 2005, the attribution was US$509 million for Crop Protection, US$213 million for Seeds and US$100 million for Business Development.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

PART I	Item 5 — Operating and Financial Review and Prospects

Contractual Obligations, Commitments and Contingent Liabilities

At December 31, 2007, Syngenta had the following contractual obligations to make future payments in the following periods:

		Payments due by period
US$ million	Notes to the financial statements reference	Total	Less than 1 year	1 - 3 years	3 - 5 years	5 - 10 years	10 - 20 years	20 - 30 years
Financial debt	19,21	2,125	399	15	732	723	156	100
Interest on financial debt	32	642	74	148	118	158	99	45
Payments under onerous contracts included within restructuring provisions	22	26	14	11	1	-	-	-
Operating lease payments	30	82	20	37	6	19	-	-
Unconditional purchase obligations	30	696	316	204	134	42	-	-
Long-term research agreements	30	21	14	4	3	-	-	-
Other long-term commitments	30	8	8	-	-	-	-	-
		3,600	845	419	994	942	255	145

In addition to the above, commitments of US$33 million at December 31, 2007 are conditional on approval of the related contract by a government authority.

Of the total financial debt, floating rate financial debt is US$414 million (mainly commercial paper, local bank loans and overdraft facilities), US$399 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$1,711 million is comprised primarily of the outstanding Eurobonds and US private placement notes. Fixed rate interest payments of US$642 million on these are included above. At December 31, 2007, US$144 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Except for the provision for payments under onerous contracts included in the table above, US$1,189 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2008. Note 22 to the consolidated financial statements indicates Syngenta’s estimate that US$223 million of long-term provisions are expected to be paid during 2008, including US$14 million of onerous contract provisions which are included in the above table.

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

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. The expected contributions payable by Syngenta in 2008 to meet its commitments under the above arrangements are included in the amount of US$150 million given in the disclosures for employee benefit plans in Note 27 to the consolidated financial statements. The amount has not been included in the tables above. As expected contributions payable in 2009 and later years are subject to greater uncertainty, future contributions have also not been included in the above table.

PART I	Item 5 — Operating and Financial Review and Prospects

Off-balance Sheet Arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2007, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 32 to the financial statements. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical Accounting Estimates and New Accounting Pronouncements

Critical accounting estimates and new accounting pronouncements are discussed in note 2 to the consolidated financial statements.

Recent Developments

Note 34 to the consolidated financial statements provides details of events which occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors (February 6, 2008) that would require adjustment to or disclosure in the consolidated financial statements.

Future Prospects

Strong crop prices, particularly in the major field crops of corn, soybean and wheat, increased farmer profitability and the demand for Crop Protection products in 2007. In the USA particularly, this growth was partly offset by increased penetration of genetically modified corn seeds which substitute for some selective herbicides and insecticides. Conversely, sales in Europe, which had been adversely impacted by a late spring in 2006, were positively impacted by a warmer start to the 2007 season and wet weather in the summer, which caused blight in some crops and increased demand for fungicides beyond that of a more normal year. Overall Crop Protection sales grew in 2007 by 11% at constant exchange rates, with market growth the main driver. Whilst crop prices are expected to remain at high levels in 2008, the Crop Protection sales growth rate is expected to moderate, though demand in the course of a season may be positively or negatively impacted by weather and pest pressure.

Demand for corn seeds, particularly with stacked traits, was very strong in 2007 due to the high crop prices noted above. The high corn price also caused farmers to switch acres from soybean to corn and reduced the market for soybean seeds. Syngenta Seeds sales growth in 2007 included recovery from the logistics issue that had reduced sales in 2006 in NAFTA Corn and Soybean and 2007 also included final sales of corn seeds containing non-proprietary traits in the USA. In the USA, Syngenta launched double stacked combinations including its new  corn rootworm trait, marketed as AGRISURE® RW, for the 2007 growing season but had limited quantities available and this reduced its ability to capitalize fully on the corn market growth. Syngenta will be launching the triple stack, AGRISURE® GT/CB/RW, also including glyphosate tolerance, for the 2008 season and overall will have increased availability of seeds with proprietary genetically modified traits. In 2008, some switch back in acres from corn to soybean is likely. Seeds sales growth in 2007 was increased by approximately 2% from the acquisitions of Fischer and Zeraim Gedera and full year consolidation in 2008 is currently expected to increase Seeds sales by approximately a further 5%. Overall, crop markets are forecast to remain strong. In this context, Seeds sales growth in 2008 at constant exchange rates is expected at broadly similar levels as 2007, but farmer planting intentions may vary depending on relative crop prices and this may impact sales positively or negatively.

Gross profit margins in Crop Protection in 2007 were reduced by increased environmental charges, and whilst there can be no certainty in this regard, this level of charge is not expected to recur in 2008. Margins are also expected to be favorably impacted by the higher sales volumes, but this may be offset by the impact of higher oil prices on the chemical raw materials and intermediates that Syngenta purchases. Seeds gross margins will benefit from the higher weighting of proprietary traits compared to competitor traits, but partly offset by higher seed input costs, which in some cases are based on exchange traded crop prices.  Reported costs in 2007 were net of the US$50 million payment received from Delta & Pine Land following acquisition by Monsanto, which was reported within Business Development. Otherwise these costs, excluding cost of goods sold and restructuring and impairment, are expected to remain at an approximately similar percentage of sales in 2008 as 2007. Within this, research and development costs are expected to be broadly flat as a percentage of sales, but with a reduced percentage in Crop Protection offset by increased research and development on Seeds and biofuels.

Net income in 2008 will continue to be impacted by restructuring and impairment charges, largely related to the program approved by the Syngenta Board on February 7, 2007. Restructuring and impairment in 2007 included the US$109 million gain on disposal of the part of Syngenta’s Rosental site in Basel in excess of Syngenta’s medium-term needs. Gains of this size are not expected to repeat in 2008. The level of restructuring and impairment charges is dependent on the timing of irrevocable restructuring commitments and is difficult to forecast accurately in any one calendar year, but excluding the disposal gain above, the total of cash and non-cash charges in 2008 is expected currently to be in a similar range to that seen in the years 2005-2007.

PART I	Item 5 — Operating and Financial Review and Prospects

Subject to approval by shareholders at the annual general meeting on April 22, 2008, the board is recommending a further increase of the dividend to CHF 4.80 per share. This has been increased from the CHF 3.80 paid in 2007 of which CHF 2.20 was paid by way of par value reduction. In addition, Syngenta proposes to set aside funds to repurchase a further quantity of its shares.

PART I	Item 5 — Operating and Financial Review and Prospects

Reconciliation of non-GAAP measures to equivalent GAAP measures	Appendix A

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:
 -  includes, or is subject to adjustments that have the effect of including amounts, that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB; and
 - excludes, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

-	movements in exchange rates had a significant impact on sales and operating income over the period covered by the review; and
-	restructuring and impairment items (a) were very significant in the period and (b) had a volatile impact on results.

Syngenta has been engaged in significant restructuring activities, including the integration of business combinations, since the formation of the Company in November 2000. In the period following the formation of the Company, restructuring programs were initiated to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. Subsequently, further restructuring programs have been initiated in response to low underlying growth in Crop Protection markets seen at the time these programs were announced. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivised to deliver the benefits of the associated restructuring and not to achieve short term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditure is performed on a similar project basis to that applied with capital investments.

Syngenta presents non-GAAP measures on operating income before restructuring and impairment at both the segmental and group levels. Restructuring and impairment charges have had a material effect on operating income in the period covered by the review. In the opinion of management, reporting operating performance excluding restructuring and impairment in addition to the GAAP measures provides a more thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, these measures may assist investors in forecasting future operating performance. Syngenta uses measures of operating performance excluding restructuring and impairment in internal reporting to management and the Board of Directors and these measures are used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods, so non-GAAP measures of operating income before restructuring and impairment do not present a complete picture of operating performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on income before taxes excluding restructuring and impairment together with income tax expense before restructuring and impairment to assist the investor to calculate the Group tax rate both including and excluding the impact of restructuring and impairment charges. The tax rate on restructuring and impairment charges has been volatile and different from the tax rate on income before taxes excluding restructuring and impairment, due in part to many categories of restructuring or impairment charges not being deductible for tax purposes. Measures of income before taxes excluding restructuring and impairment and income tax expense excluding restructuring and impairment are used in internal reporting to management and the Board of Directors. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods, so non-GAAP measures of income before taxes excluding restructuring and impairment and income tax expense before restructuring and impairment do not present a complete picture of financial performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on net income and earnings per share before restructuring and impairment and, where relevant, on net income and earnings per share from continuing operations before restructuring and impairment. As above, restructuring and impairment charges have had a material effect on operating income in the period covered by the review. In the opinion of management, reporting net income and earnings per share excluding restructuring and impairment in addition to the GAAP measures provides a more

PART I	Item 5 — Operating and Financial Review and Prospects

thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, this disclosure may assist investors in forecasting future performance. Syngenta uses net income and earnings per share excluding restructuring and impairment in internal reporting to management and the Board of Directors and the measure is used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on financial performance in future periods, so the non-GAAP measure of net income and earnings per share before restructuring and impairment does not present a complete picture of financial performance and this measure should be seen only as supplementary to the GAAP measure.

For improved clarity, we are providing definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure below. The tables below are included to show the reconciliation of the GAAP measures to the non-GAAP measures used in the report and do not represent income statements prepared under IFRS as issued by the IASB.

Reconciliation of net income excluding Restructuring and Impairment (non-GAAP measure) to total net income (GAAP measure)

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2007
Operating income	1,464	(41)	1,505
Income/(loss) from associates and joint ventures	(3)	-	(3)
Financial expense, net	(42)	-	(42)
Income before taxes	1,419	(41)	1,460
Income tax expense	(308)	38	(346)
Net income	1,111	(3)	1,114
Attributable to minority interests	(2)	-	(2)
Net income attributable to Syngenta AG shareholders	1,109	(3)	1,112
Tax rate	22%	93%	24%
Number of shares - basic (millions)	96		96
Number of shares - diluted (millions)	97		97
Basic earnings per share	11.56		11.59
Diluted earnings per share	11.42		11.45
(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2006
Operating income	829	(326)	1,155
Income/(loss) from associates and joint ventures	(11)	-	(11)
Financial expense, net	(20)	-	(20)
Income before taxes	798	(326)	1,124
Income tax expense	(161)	88	(249)
Net income	637	(238)	875
Attributable to minority interests	(3)	-	(3)
Net income attributable to Syngenta AG shareholders	634	(238)	872
Tax rate	20%	27%	22%
Number of shares - basic (millions)	98		98
Number of shares - diluted (millions)	100		100
Basic earnings per share	6.46		8.88
Diluted earnings per share	6.35		8.73

PART I	Item 5 — Operating and Financial Review and Prospects

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2005
Operating income	860	(236)	1,096
Income/(loss) from associates and joint ventures	2	-	2
Financial expense, net	(96)	-	(96)
Income before taxes	766	(236)	1,002
Income tax expense	(140)	79	(219)
Net income	626	(157)	783
Attributable to minority interests	(4)	-	(4)
Net income attributable to Syngenta AG shareholders	622	(157)	779
Tax rates	18%	33%	22%
Number of shares - basic (millions)	100		100
Number of shares - diluted (millions)	101		101
Basic earnings per share	6.22		7.78
Diluted earnings per share	6.13		7.67

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2004
Operating income	541	(354)	895
Income/(loss) from associates and joint ventures	(2)	-	(2)
Financial expense, net	(73)	-	(73)
Income before taxes	466	(354)	820
Income tax expense	70	135	(65)
Net income from continuing operations	536	(219)	755
Attributable to minority interests	7	-	7
Net income from continuing operations attributable to Syngenta AG shareholders	543	(219)	762
Tax rate	(15)%	38%	8%
Number of shares - basic (millions)	105		105
Number of shares - diluted (millions)	106		106
Basic earnings per share from continuing operations	5.16		7.24
Diluted earnings per share from continuing operations	5.12		7.19

PART I	Item 5 — Operating and Financial Review and Prospects

(US$ million)	Total	Restructuring and Impairment	Before Restructuring and Impairment
2003
Operating income	518	(166)	684
Income/(loss) from associates and joint ventures	(1)	-	(1)
Financial expense, net	(138)	-	(138)
Income before taxes	379	(166)	545
Income tax expense	(133)	69	(202)
Net income from continuing operations	246	(97)	343
Attributable to minority interests	(3)	-	(3)
Net income from continuing operations attributable to Syngenta AG shareholders	243	(97)	340
Tax rate	35%	42%	37%
Number of shares - basic (millions)	102		102
Number of shares - diluted (millions)	102		102
Basic earnings per share from continuing operations	2.39		3.35
Diluted earnings per share from continuing operations	2.38		3.34

Constant Exchange Rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 31 to the consolidated financial statements for information on average exchange rates in 2007, 2006 and 2005. For example, if a European entity reporting in Euro sold €100 million of products in 2007 and 2006, Syngenta’s financial statements would report US$137 million of revenues in 2007 (using 0.73 as the rate, which was the average exchange rate in 2007) and US$125 million in revenues in 2006 (using 0.80 as the rate, which was the average exchange rate in 2006). The CER presentation would translate the 2007 results using the 2006 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how Syngenta’s underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

PART I	Item 6 — Directors, Senior Management and Employees

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The members of the Board of Directors are as follows (as of February 28, 2008):

Name	Age	Nationality	Function	Director since	Term of office
Martin Taylor	55	British	Chairman, Non-Executive Director	2000	2008
Rupert Gasser	69	Swiss	Vice Chairman, Non-Executive Director	2002	2009
Peggy Bruzelius	58	Swedish	Non-Executive Director	2000	2009
Peter Doyle	69	British	Non-Executive Director	2000	2009
Pierre Landolt	60	Swiss	Non-Executive Director	2000	2009
Peter Thompson	61	American	Non-Executive Director	2000	2008
Jacques Vincent	61	French	Non-Executive Director	2005	2010
Rolf Watter	49	Swiss	Non-Executive Director	2000	2008
Felix A. Weber	57	Swiss	Non-Executive Director	2000	2008
Jürg Witmer	59	Swiss	Non-Executive Director	2006	2009

Members of the Board of Directors

(i) Membership and qualification

Syngenta is led by a strong and experienced Board. The Board includes representatives from five nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

(ii) Changes announced in 2007

Michael Pragnell, Chief Executive Officer and Executive Member of the Board, retired from Syngenta and stepped down from his Syngenta Board membership on December 31, 2007. The Board of Directors will propose at the Annual General Meeting of April 22, 2008 to elect Michael Mack, Chief Executive Officer from January 1, 2008, as a new member of the Syngenta Board of Directors.

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

Peggy Bruzelius
Director and Chairman of the Audit Committee. Peggy Bruzelius is currently Chairman of Lancelot Holding AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Scania AB, Husqvarna AB, Akzo Nobel NV, Axfood AB, Axel Johnson AB and is a member of Lehman Brothers Ltd’s European Advisory Board. Peggy Bruzelius is Chairman of the Swedish National Agency for Higher Education and a member of the Royal Swedish Academy of Engineering Sciences. In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Executive Vice President of SEB-bank (1997-1998) and Chief Executive Officer of ABB Financial Services (1991-1997). Peggy Bruzelius holds a Master of Science from the Stockholm School of Economics and an Honorary Doctorate from the same university.

PART I	Item 6 — Directors, Senior Management and Employees

Peter Doyle
Director, Chairman of the Science and Technology Advisory Board and member of the Corporate Responsibility Committee. Peter Doyle is currently a Trustee of the Nuffield Foundation; he is a Past Master of the Salters' Livery Company and currently Chairman of the Board of the Salters' Institute. Previously he served as a non-executive Director of Avidex Ltd (2002-2006), a member of the Advisory Board of Vida Capital Partners (2003-2005), non-executive Director of Oxagen (1999-2002), non-executive Director of Oxford Molecular plc (1997-2000), Director of Zeneca Group plc (1993-1999), Director of ICI (1989-1993) and as Chairman of the Biotechnology and Bioscience Research Council (1989-2003). Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Pierre Landolt
Director, member of the Audit Committee and the Corporate Responsibility Committee. He is also a member of the Foundation Board of the Syngenta Foundation for Sustainable Agriculture. Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He serves as Chairman of AxialPar Ltda, Emasan AG, Moco Agropecuaria Ltda, Ecocarbon LLC, Vaucher Manufacture Fleurier SA and as Vice Chairman of Parmigiani SA. Pierre Landolt is also a partner with unlimited liabilities of the Private Bank Landolt & Cie. He serves as Vice Chairman of the Montreux Jazz Festival Foundation, President of the Instituto Fazenda Tamanduá and Instituto Estrela de Fomento ao Microcrédito in Brazil. Formerly he served as Chairman of the CITCO Group (1995-2005). Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

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

Jacques Vincent
Director and member of the Compensation Committee. Jacques Vincent has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, since 1998, and has recently been appointed Vice Chairman and Advisor to the Chairman as of January 1, 2008.  He began his career with Danone in 1970 and has since held various financial and overall management positions within this group. Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris, holds a Bachelor in Economics from Paris University and a Master of Science from Stanford University.

Rolf Watter
Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994, a member of its executive board since 2000 and an executive Director since the incorporation of Bär & Karrer AG in 2007. He is a non-executive Chairman of Cablecom Holding AG, a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), Nobel Biocare Holding AG, UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He formerly was a Director of Centerpulse AG (2002-2003), of Forbo Holding AG (1999-2005) and of Feldschlösschen Getränke AG (2001-2004). In addition, Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the SWX Swiss Exchange Admission Board and its Disclosure Commission of Experts. Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix A. Weber
Director, Chairman of the Compensation Committee and member of the Chairman’s Committee. Felix Weber is currently a Managing Director of Lehman Brothers Ltd., Vice Chairman of Publigroupe AG and a Director of Valora AG. Previously, he was a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (which are the former parent entities of Cablecom GmbH) (2003-2005), a Director of Cablecom GmbH (2004-2005), Executive Vice President and Chief Financial Officer of Adecco SA (1998-2004), Principal of McKinsey & Company in Zurich (1989-1997) and Chief Executive Officer of Alusuisse South Africa (1982–1984). Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

PART I	Item 6 — Directors, Senior Management and Employees

Jürg Witmer
Director. Jürg Witmer is currently Chairman of Givaudan SA and a Board member of Clariant AG and Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG. From 1999 to 2005 he was CEO of Givaudan Group. Between 1978 and 1999 he held various Management Positions within Roche, including General Manager of Roche Austria, Head of Corporate Communications and Public Affairs at Roche Headquarters Basel, General Manager and Regional Marketing Manager of Roche Far East in Hong Kong and Assistant to the Chairman and CEO of the Roche Group. Jürg Witmer has a doctorate in law from the University of Zurich, as well as a degree in International Studies from the University of Geneva.

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Elections and terms of office of the Board members
The members of the Board of Directors are elected by the shareholders at the Annual General Meeting. The elections are held individually. According to the Articles of Incorporation the terms of office shall be coordinated so that every year approximately one third of all members of the Board are subject to election; a term of office shall not exceed three years. The members of the Board shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, the retirement becoming effective on the date of the next Annual General Meeting following such event.

Internal organization of the Board of Directors
(i) Duties and functioning of the Board
The Board exercises full and effective control of the Company as set out in the Swiss Code of Obligations (Schweizerisches Obligationenrecht), the Articles of Incorporation of Syngenta and the Regulations Governing the Internal Organization of Syngenta AG. It holds the ultimate responsibility for the strategy and for the supervision of executive management.

In 2007, the Board held six formal meetings. Furthermore, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convocation of a meeting or the inclusion of items of business in the agenda.

(ii) Chairman of the Board
The Chairman is nominated by the Board members and shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board, its committees and the CEO. In consultation with the CEO, the Chairman supervises the implementation of resolutions of the Board and of its committees. The Chairman represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

(iii) Board Committees
Some of the Board’s responsibilities are delegated to the Chairman’s Committee, the Audit Committee, the Compensation Committee and the Corporate Responsibility Committee. Syngenta has issued Regulations Governing the Internal Organization and committee charters, which set out in detail the powers and responsibilities of the Board and its committees. The Board committees meet on a regular basis. Their members are provided with the materials necessary to fulfil their duties and responsibilities, and to submit full reports to the Board.

–	Chairman’s Committee

During the financial year 2007, the Chairman’s Committee held five formal meetings. The Chairman’s Committee consists of four members appointed by the Board: the Chairman and Vice Chairman, the Chief Executive Officer and one other member of the Board; the Company Secretary acts as Secretary to the Committee. The Committee prepares the meetings of the Board of Directors and is empowered to make decisions on behalf of the Board in urgent cases. The Chairman’s Committee deals with all business for the attention of the Board of Directors, and comments on matters falling within the Board’s authority before the latter makes any decision on them. Upon request of the CEO, the Chairman’s Committee approves on its own authority appointments to selected senior positions, as defined in the Regulations Governing the Internal Organization. It also approves financial measures, capital investments and the acquisition of companies and associated companies in accordance with determined financial authorisation levels set in the Regulations Governing the Internal Organization. Current members of the Chairman’s Committee are Martin Taylor (Committee Chairman), Rupert Gasser and Felix Weber.

PART I	Item 6 — Directors, Senior Management and Employees

–	Audit Committee

During the financial year 2007, the Audit Committee held three formal meetings. The external auditor attended all three meetings of the Audit Committee in 2007. The Audit Committee consists of four members appointed by the Board. All members are independent, non-executive Directors. The CFO is generally invited to the meetings of the Audit Committee; a member of the Corporate Legal Department acts as Secretary to the Committee. The Audit Committee assists the Board in fulfilling its supervisory responsibilities. Its duties are to monitor the performance of external and internal auditors as well as the independence of the external auditors. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations. The chairperson of the Audit Committee reports to the Board of Directors on the work performed, major findings and actions undertaken. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Peter Thompson and Rolf Watter.

–	Compensation Committee

During the financial year 2007, the Compensation Committee held four formal meetings. The Compensation Committee is appointed by the Board and consists of four members of the Board. The Global Head of Human Resources acts as Secretary to the Committee. The Compensation Committee has responsibility for setting the compensation of the Board members, the CEO and the Executive Committee members and makes a recommendation to the Board on the compensation of the Chairman. Members of the Compensation Committee are Felix Weber (Committee Chairman), Rupert Gasser, Martin Taylor, and Jacques Vincent. The CEO attends the meetings of the Compensation Committee as a permanent guest.

–	Corporate Responsibility Committee

The Corporate Responsibility Committee was reconstituted in July 2007. Since then, it consists of at least three non-executive members of the Board and the CEO; the Company Secretary acts as Secretary to the Committee. In 2007, the Corporate Responsibility Committee held three formal meetings (one of them since the reconstitution in July 2007). The Corporate Responsibility Committee acts as custodian of the Board in Corporate Responsibility matters, reviews and advises on overall Corporate Responsibility priorities, policies and issues and on related actions proposed by the Executive Committee or the Board. Once a year it produces a report to the Board on Corporate Responsibility activities with an outlook on initiatives planned over the following year. Members of the newly constituted Corporate Responsibility Committee are Martin Taylor (Committee Chairman), Pierre Landolt, Peter Doyle and the CEO.

Responsibilities of the Board of Directors

(i) Board of Directors
Pursuant to the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Articles of Incorporation of Syngenta, the Board of Directors has in particular the following non-transferable and inalienable duties:
–	Ultimate direction of the business of the Company and the giving of the necessary directives;
–	Determination of the organization of the Company;
–	Administration of accounting, financial control and financial planning;
–	Appointment and removal of the persons entrusted with the management and representation of the Company;
–	Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives;
–	Preparation of business reports and the Annual General Meeting of Shareholders and the carrying out of the resolutions adopted by the Annual General Meetings of Shareholders;
–	Notification of the court if liabilities exceed assets;
–
Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors, as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;

–	Examination of the professional qualifications of qualified auditors.

The Board of Directors takes an active role in reviewing and enhancing Corporate Governance within Syngenta. In addition the Board of Directors regularly reviews its own and top management’s performance and takes responsibility for succession planning.

PART I	Item 6 — Directors, Senior Management and Employees

(ii) Executive Committee

The Board of Directors of Syngenta has delegated the operational management of business operations to the Executive Committee.

Information and control instruments of the Board of Directors

(i) Information
The importance of being fully informed on material matters that impact Syngenta is recognized by the Board. The Board supervises management and monitors its performance through reporting and controlling processes and through the Board committees. The Board ensures that it has sufficient information to make the appropriate decisions through the following means:

–
All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board;

–
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available to all members of the Board of Directors;

–	All Board committees regularly meet with members of management and external advisors, including Syngenta’s external auditors;
–	Regular distribution of important information to the Board.

(ii) Internal Audit
Internal Audit, as an inspecting and monitoring body, carries out operational audits and system audits. All organizational units, associated companies and foundations are subject to audit. Duties are assigned by the Audit Committee and any suspected irregularities are reported without delay.

In connection with the financial reporting at year end, a letter of assurance process is in place. Letters of assurance are cascaded down in the organization requiring confirmation of the existence and operation of controls over business operations and financial reporting. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit. A report of the combined issues arising from internal audits and the letter of assurance process are reported to the Audit Committee. The Audit Committee reports to the Board of Directors.

(iii) External Auditor
The auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. At the completion of the audit, the auditor presents and discusses the audit report on the financial statements with the Audit Committee, highlighting any significant internal control issues that were identified during the course of the audit. The auditor regularly participates in the Audit Committee meetings and, at least once a year, the lead partners take part in a meeting with the Board of Directors.

Executive Committee

The members of the Executive Committee of Syngenta are as follows (as of February 28, 2008):

Name	Age	Nationality	Position
Michael Mack	47	American	Chief Executive Officer
John Atkin	54	British	Chief Operating Officer – Crop Protection
Robert Berendes	43	German	Head of Business Development
David Lawrence	58	British	Head of Research & Technology
Christoph Mäder	48	Swiss	Head of Legal & Taxes and Company Secretary
Mark Peacock	47	British	Head of Global Operations
Davor Pisk	49	British	Chief Operating Officer – Seeds
John Ramsay	50	British	Chief Financial Officer

Members of the Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer (CEO), the Chief Operating Officers (COO) of Crop Protection and

PART I	Item 6 — Directors, Senior Management and Employees

Seeds, the Chief Financial Officer (CFO), the Head of Research & Development, the Head of Global Operations, the Head of Business Development and the Head of Legal & Taxes.

(i) Changes announced in 2007

John Ramsay succeeded Domenico Scala as Chief Financial Officer as of July 20, 2007.

Michael Pragnell, Chief Executive Officer, retired from Syngenta at the end of 2007. Michael Mack, Chief Operating Officer (COO) Seeds, was appointed to succeed Michael Pragnell as Chief Executive Officer with effect January 1, 2008.

At the same date, Davor Pisk succeeded Michael Mack as Chief Operating Officer (COO) Seeds and became a member of the Executive Committee.

Michael Mack
Chief Executive Officer and member of the Chairman’s Committee and the Corporate Responsibility Committee. Michael Mack was Head of Crop Protection, NAFTA Region (2002-2004) and Chief Operating Officer Seeds (2005-2007) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. He has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

John Atkin
Chief Operating Officer Crop Protection. John Atkin was Chief Executive Officer (1999-2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997-1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995-1997) and Head of Sandoz Agro Northern Europe (1993-1995).  He graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Robert Berendes
Head of Business Development. Robert Berendes was Head of Diverse Field Crops (2005-2006) and Head of Strategy, Planning and M&A (2002-2005) for Syngenta. Prior to this, he was a partner and co-leader of the European chemical practice at McKinsey & Company. He graduated from the University of Cologne with a diploma in chemistry and has a PhD in biophysics from the Max-Planck-Institute for Biochemistry / Technical University of Munich.

David Lawrence
Head of Research & Development. David Lawrence was Head of R&T Projects for Syngenta (2000-2002). Prior to this he had been Head of International R&D Projects in Zeneca Agrochemicals, having previously held several senior scientific roles. He graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Christoph Mäder
Head of Legal & Taxes and Company Secretary. Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999-2000) and Senior Corporate Counsel of Novartis International AG (1992-1998). Christoph Mäder is a member of the Supervisory Committees of the Swiss Society of Chemical Industries and of the Swiss Employer Association. He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Mark Peacock
Head of Global Operations. Mark Peacock was previously Head of Global Supply (2003-2006) and Regional Supply Manager for Asia Pacific (2000-2003) for Syngenta. Prior to this he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties. He has a degree in chemical engineering from Imperial College, London, and a Masters in International Management from McGill University in Montreal.

Davor Pisk
Chief Operating Officer Seeds. Davor Pisk has been Region Head Crop Protection Asia Pacific since 2003 following a number of international and country leadership roles for Syngenta. He has a BA in economics and politics from Exeter University, UK and a MA in political science from University of California, USA.

John Ramsay
John Ramsay was Group Financial Controller since 2000 for Syngenta. Prior to that he was Zeneca Agrochemicals Finance Head Asia Pacific (1994-1999), Financial Controller ICI Malaysia (1990-1993) and ICI Plant Protection Regional Controller Latin America (1987-1990). Prior to joining ICI in 1984, he worked in Audit and Tax at KPMG. He is a Chartered Accountant and also holds an honours degree in finance and accounting.

PART I	Item 6 — Directors, Senior Management and Employees

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

Compensation, shareholdings and loans

Content and method of setting compensation and share-based awards
Compensation policies

a) Members of the Executive Committee including the CEO

Syngenta’s executive compensation philosophy and guidelines are based on the need to provide transparent, performance oriented and market competitive total compensation opportunities for the Executive Committee members including the Chief Executive Officer (CEO). In particular, the executive compensation policy and system is designed to:

•	Attract and retain highly qualified, globally successful senior executives to deliver the strategic plan and objectives of the company;
•	Encourage and reward exceptional company and individual performance;
•	Provide an appropriate balance of focus between short-term and long-term performance;
•	Recognize successful leadership; and
•	Reward sustainable value creation for shareholders and stakeholders alike.

The compensation of the members of the Executive Committee and the Chief Executive Officer includes fixed and variable components such as:

•	Fixed annual base salary;
•	Performance-based short-term incentive award;
•	Performance-based long-term incentive award; and
•	Other market typical benefits.

The performance-based incentives are measured according to both financial performance and achievement of pre-defined personal objectives. A significant portion of the short-term and long-term incentive programs is equity-based, to encourage members of the Executive Committee and the CEO to focus on the long-term success and growth of the Company.

Compensation is reviewed on a regular basis and is benchmarked against a set of comparator companies that have been selected to provide the best representation of the executive labor markets in which Syngenta competes for top talent.

b) Non-executive members of the Board

The compensation of the non-executive Directors (excluding the Chairman) consists of an annual fee paid in cash or shares, or a combination thereof. The annual fee of each Director is comprised of a basic fee for services to the Board and an additional fee for individual assignments to committees of the Board. The fees for non-executive members of the Board are fixed and no variable compensation is paid.

The compensation of the non-executive Chairman of the Board consists of a single fixed fee delivered in cash and blocked shares. No variable compensation and no additional fees for services to committees are paid.

A portion of the compensation of non-executive Directors and the Chairman may be paid in the form of shares to focus the members of the Board on delivering long-term success and value creation for shareholders.

Compensation for the Chairman and for non-executive Directors is set by reference to relevant companies.

PART I	Item 6 — Directors, Senior Management and Employees

Compensation systems

I) Compensation systems for members of the Executive Committee and the CEO
a) Cash compensation
The annual base salary in the form of cash is a fixed element of compensation and payable on a monthly basis. Base salary is reviewed every year for adjustment to market conditions and function. In addition, the executives receive customary cash allowances for expenses, family and children and if applicable, housing and relocation or transition as part of an international transfer.

b) Short-Term Incentive (STI)
The target value for STI is defined as a percentage of the annual base salary and is reviewed on a regular basis. However, there is no fixed portion of STI awarded. Depending on relevant performance objectives for each year it is set between zero and a maximum percentage of salary and the actual STI award is split between cash and equity. The equity portion is delivered under the terms of the Syngenta Deferred Share Plan.

c) Deferred Share Plan (DSP)
Under the DSP a fixed percentage of the STI is delivered in blocked shares or share awards. In addition, a participant may elect to allocate a further portion of the STI into blocked shares or share awards on a voluntary basis.

The Compensation Committee determines the value of a deferred share at grant by reference to the market price of the Syngenta share. Shares or share awards allocated to the DSP are blocked for a period of three years. Share awards are rights to receive shares at expiry of the blocking period.

Upon expiry of the blocking period the company matches the number of shares or share awards on a “one for one basis”. The matching is subject to continued employment with Syngenta at expiry of the vesting period.

d) Long-Term Incentive (LTI)
The target value for LTI is defined as a percentage of annual base salary and reviewed on a regular basis. However, in accordance with relevant performance measures, the actual value of LTI for one business year can vary between zero and a maximum percentage of salary. The value of the actual LTI award is delivered in the form of stock options and restricted share units (RSU) on an equal value basis.

Stock options: The number of stock options is determined on the basis of the value of the LTI award portion granted in options, divided by a value per option, calculated with the Black Scholes model, a commonly accepted stock option pricing method. The exercise price of the options is set equal to the share price determined for deferred shares under the DSP at the day of grant (see paragraph c, DSP). The stock options have a term of ten or eleven years and cannot be exercised during a three-year vesting period following the date of grant. After vesting, each option gives the right to purchase one share.

RSU: The number of restricted share units granted is determined on the basis of the share value and the value of the LTI award portion granted in RSUs. The value of a RSU is set equal to the share price determined for deferred shares under the DSP (see paragraph c, DSP). After a three-year vesting period, each RSU converts into one free Syngenta share.

Both the vesting of stock options and RSU are subject to continued employment with Syngenta at expiry of the three-year vesting period.

e) Employee Share Purchase Plan (Switzerland)
All members of the Executive Committee and the CEO are eligible to participate in the Swiss Employee Share Purchase Plan. Each year, this plan gives the participants the opportunity to purchase shares up to the maximum value of CHF 5,000 at 50 percent of the share price. The shares are subject to a blocking period of three years.

f) Performance measures for incentive awards
Both STI and LTI awards are determined solely on the basis of pre-defined performance measures. The actual awards vary between zero and a maximum percentage of annual base salary. Seventy percent of the STI award is based on group financial measures and thirty percent on achievement of personal performance objectives specific to the role of each member of the Executive Committee. One hundred percent of the LTI award is based on the achievement of personal performance objectives.

The relevant target values are only awarded if the Executive fully meets the performance objectives. If a certain minimum performance is not achieved, no STI or LTI is awarded. If achievements are satisfactory or exceed the objectives set (maximum

PART I	Item 6 — Directors, Senior Management and Employees

performance), the actual STI and LTI awards can currently increase up to a maximum of 200 percent of the STI and 150 percent of the LTI target percentage of annual base salary as noted above.

g) Fixed and Variable Compensation
Under the current compensation framework, the variable compensation at target incentives increases up to the maximum in line with higher performance and exceeding of objectives. The fixed and variable portions as a percentage of total compensation or alternatively of base salary are set out in table 1a.

The portion of equity-based compensation as a percentage of total compensation also increases in line with higher performance and achievements. The relevant cash and equity-based percentages of total compensation are set out in table 1b.

	Members Executive Committee		Chief Executive Officer
Table 1	Target Incentive	Maximum Incentive	Target Incentive	Maximum Incentive
a) Fixed vs. Variable Compensation
Fixed compensation(1)	40%	27%	35%	23%
Variable compensation(1)	60%	73%	65%	77%
Variable compensation(2)	150%	270%	188%	336%
b) Cash vs. Equity-based Compensation
Cash payments(1)	44%	32%	39%	28%
Equity-based awards(3)	56%	68%	61%	72%

(1)	As a percentage of total compensation (100%). For example, for a Member of the Executive Committee, if fixed component is 100 then, at target, variable compensation would equal 150% or 150. Total compensation would then be 250 of which 100 is 40% and 150 is 60%. At maximum incentive the fixed component would remain at 100, however, total compensation would now be 370 of which 100 is 27% and 270 is 73%.
(2)	Total variable incentive as a percentage of the base salary (or Fixed Compensation)
(3)	As a percentage of total compensation (100%)

II) Compensation systems for Non-Executive Members of the Board of Directors
a) Annual Fees
The annual fees for non-executive Directors excluding the Chairman (see paragraph c, Fee for the Chairman) are comprised of a base fee for services to the Board and of additional fees for services to Board committees. The fees of these Directors are fixed with no variable compensation paid. The Compensation Committee and the Board review the compensation of non-executive members of the Board every year for adjustment to market conditions as deemed appropriate.

b) Portion of the fee in shares
All members of the Board excluding the Chairman (see paragraph c, Fee for the Chairman) are eligible for participation in the “Share plan for non-executive Directors” and may indicate their preferred portion of the annual fee to be paid in shares. In addition, the Directors may indicate a preference for shares which are blocked for five years or for free shares. However, the Compensation Committee has discretion to impose a fixed portion of shares, to change the allocation of shares or to endorse the preferred portion in shares. The Committee may exclude members from participation in the plan.

Shares are granted once a year. The value of a Syngenta share at grant is set with reference to the market price.

c) Fee for the Chairman
The annual fee of the non-executive Chairman of the Board is fixed and no variable portion is paid. A fixed portion of the annual fee is paid in cash and in restricted shares. The value of the fixed share portion is equal to one third of the net fee after tax and social security charges. The Compensation Committee and the Board review the compensation of the Chairman every year for adjustment to market conditions as deemed appropriate.

The value of a Syngenta share at grant is set with reference to the market price. The shares are blocked for a period of 3 years.

III) Compensation system for Executive members of the Board of Directors
Members of the Board with executive authority (the Chief Executive Officer) participate in incentive compensation programs designed and operated for members of the Syngenta Executive Committee (see (I) Compensation systems for members of the Executive Committee and the CEO). The compensation of the CEO is paid for his executive role in the Executive Committee and is therefore disclosed under compensation for members of the Executive Committee.

PART I	Item 6 — Directors, Senior Management and Employees

Governance, authority and method of Compensation decisions

Compensation Decision
The Compensation Committee consists of four independent non-executive members of the Board of Directors. The CEO is a guest at the meetings of the Committee except when his own compensation is discussed. The Chairman and the Vice Chairman do not attend the meeting when the Committee agrees on proposals to the Board with regard to their own compensation.

The Board has set out the remit and authority of the Compensation Committee in the committee charter and in the document “delegation of authorities in compensation matters”. Decisions on compensation and benefits for members of the Executive Committee and the CEO are taken by the Compensation Committee. The Committee Chairman reports the decision of the Committee to the Board. For decisions on compensation and benefits of the Chairman and non-executive members of the Board of Directors, the Committee makes recommendations to the Board as a whole, which has decision authority.

The Committee periodically reviews the compensation policies and systems applicable to members of the Executive Committee and to non-executive Directors of the company and makes recommendations to the Board. In addition, it has responsibility for any decision affecting pension, insurance and other benefit policies and systems for members of the Executive Committee and the CEO. Furthermore, it has authority to take decisions in regards to any material pension or insurance plan of the company and any shareholding and compensation program that involves the use of equity.

At the beginning of each business year the Committee approves the financial and personal measures and achievements applicable to the STI and LTI for the previous business year and approves the awards. In addition, the Committee reviews conclusions or recommendations from external consultants on base salaries and incentive award levels for the current business year. It sets also the relevant targets for incentive awards in the current year such as financial performance indicators, strategic projects, leadership qualities and personal contributions to the overall success of the Company. The financial performance measures are based on indicators such as earnings, return on investment, growth of sales and others.

Review of market data and practices in comparator companies
The Committee reviews base salaries and incentive levels as well as compensation practices against a set of comparator companies in Switzerland and Europe deemed to be appropriate and, periodically and selectively, against a set of companies in the USA. Data from companies in the chemical sector as well as other industries are reviewed. Every year the Committee reviews, with an external advisor, the set of comparator companies for appropriateness and comparability. Pension and insurance information are reviewed periodically.

Total compensation of the Board of Directors and the Executive Committee is competitively positioned with regard to comparator companies.

The market data for each role in the Executive Committee and for the CEO is provided by an external compensation expert who also provides market information on compensation for the Chairman and other non-executive Directors.

The Board and the Compensation Committee currently consult with Towers Perrin for compensation policy matters and other relevant market information. From time to time, as required, other third party compensation specialists are consulted.

Limitation to the Accrual Principle

The “accrual basis” is applied to all elements of compensation with the exception of STI and LTI awards, which are disclosed in accordance with timing of the award payments as described below.

The STI and LTI awards in this report relate to performance and results in 2006, but were paid in 2007. Disclosing awards in respect of 2007 was not possible at the time of publishing this report as these awards are not determined until after the closing of the business year and the announcement of the annual results in 2008.

The shares allocated to the DSP in 2007, but based on the STI award in respect of 2006, will be matched in 2010 provided the vesting condition is met. The same value of the deferred shares in 2007 was taken to determine the value of the expected matching of shares in 2010.

PART I	Item 6 — Directors, Senior Management and Employees

Compensation for Members of the Board of Directors in 2007
Non-Executive Directors
The non-executive Directors (excluding the Chairman) received their annual fee in cash or partly in shares. Shares are freely tradable, or have been blocked for five years. Non-executive Directors did not receive any benefits in kind.

The Chairman received a portion of his compensation in cash and the mandatory portion in restricted shares. Shares have been blocked for three years. In addition, certain other benefits in kind were provided to the Chairman.

The compensation and benefits received by each non-executive member of the Board of Directors are set out in table 2.

Table 2 Non-Executive Directors
	Fee in cash USD	Fee in free shares USD	Fee in restricted shares USD	Number of free shares	Number of restricted shares	Total number of shares	Benefits in kind /cash (1) USD	Total annual fee/benefits received USD	Company social security cost USD	Total annual cost USD
Martin Taylor	1,442,346	-	349,321	-	1,815	1,815	149,864	1,941,531	-	1,941,531
Peggy Bruzelius	216,667	-	-	-	-	-	-	216,667	60,710	277,377
Peter Doyle	45,865	137,595	-	703	-	703	-	183,460	-	183,460
Rupert Gasser	291,667	-	-	-	-	-	-	291,667	14,846	306,513
Pierre Landolt (2)	9,336	99,624	99,624	509	509	1,018	-	208,584	9,447	218,031
Peter Thompson	191,667	-	-	-	-	-	-	191,667	-	191,667
Jacques Vincent	45,865	137,595	-	703	-	703	-	183,460	-	183,460
Rolf Watter	115,000	-	76,724	-	392	392	-	191,724	8,557	200,281
Felix Weber	255,000	-	28,380	-	145	145	-	283,380	13,500	296,880
Jürg Witmer	116,667	-	50,106	-	256	256	-	166,773	7,465	174,238
Total	2,730,080	374,814	604,155	1,915	3,117	5,032	149,864	3,858,913	114,525	3,973,438

(1) Housing, commuting, tax services, incl. refund of relevant tax (cash)
(2) According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee

The Chief Executive Officer (CEO) is an executive member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of total compensation for members of the Executive Committee.

Compensation to former Directors
The compensation paid to the former Chairman of the Board, Heinz Imhof, is set out in table 3. Heinz Imhof resigned in September 2005 from his office. He had non-executive and executive functions. Contractual payments were made until his early retirement in April 2007. A portion of the compensation paid to Heinz Imhof in 2007 was covered by company insurance.

Table 3
Compensation element	Number of units	Value USD
Fixed compensation in cash		437,500
STI compensation cash(1)		1,050,000
Insurance, pension benefits		167,241
Total compensation		1,654,741
Company social security cost		87,454

Compensation related to earlier years
DSP matching shares(2)	18,612	3,539,322
Company social security cost		426,162

(1) Short-term incentive in cash, paid in 2007 for 2006 and 2007 due to retirement
(2) Matching shares, granted in 2007 for earlier years due to retirement

No other compensation to former non-executive or executive members of the Board was paid in 2007.

PART I	Item 6 — Directors, Senior Management and Employees

Compensation for members of the Executive Committee in 2007
Members of the Executive Committee
All members of the Executive Committee in 2007, an aggregate number of eleven people including the CEO, received salaries, incentives and other elements including benefits in kind. The relevant totals of the compensation elements are set out in table 4.

The totals set out in table 4 include the actual compensation paid to three executives who retired or otherwise left Syngenta in the course of 2007 and the compensation paid to their respective successors, prorated if applicable.

Bruce Bissell, to February 28, 2007; successor, Mark Peacock, from January 1, 2007,
David Jones, to April 30, 2007; successor, Robert Berendes, from January 1, 2007,
Domenico Scala, to August 31, 2007; successor, John Ramsay, from July 20, 2007.

The CEO’s compensation is also reported under section “Highest Compensation for a Member of the Executive Committee”.

Table 4
Compensation element	Number of units	Value USD
Fixed compensation in cash		5,914,251
Allowances in cash		632,969
STI compensation in cash(1)		1,498,588
Incentives received in cash(2)		1,882,385
Total compensation in cash		9,928,193
DSP deferred shares(3)	10,749	2,030,665
DSP matching shares(4)	9,736	2,037,311
LTI options(5)	44,565	1,953,433
LTI RSU grant(6)	10,343	2,151,983
ESPP shares	114	12,445
Insurance, pension costs		986,499
Benefits in kind(7)		209,651
Total compensation		19,310,180
Company social security cost		609,313

Compensation related to earlier years
DSP matching shares(8)	51,293	10,420,211
DSP matching ADS(9)	13,153	491,328
Company social security cost		828,055

(1) Short-term incentive in cash, paid in 2007 for 2006
(2) Incentives in cash, paid in 2007 for 2006 (and for 2007 to executives retiring from / leaving work)
(3) Short-term incentive in deferred shares, granted in 2007 for 2006
(4) Actual value of DSP matching, shares to be granted in 2010
(5) Long-term incentive in options, granted in 2007 for 2006, exercise price CHF 226.70
(6) Long-term incentive in RSU, granted in 2007 for 2006
(7) Value of housing, commuting, insurance, tax services
(8) Matching shares, granted in 2007 for 2003 (and for other earlier years at retirement)
(9) Matching ADS (American Depository Shares), granted in 2007 for 2003

PART I	Item 6 — Directors, Senior Management and Employees

Highest compensation for a member of the Executive Committee
Among the members of the Executive Committee, Michael Pragnell, Chief Executive Officer, received the highest compensation in cash, incentives and benefits. The individual compensation elements are shown in table 5.

Michael Pragnell retired on December 31, 2007. Upon retirement, all deferred shares vested and were matched, with all RSU converting to shares and options vesting. The values of matching shares allocated in 2007 relate to prior business years.

Table 5
Compensation element	Number of units	Value USD
Fixed compensation in cash		2,004,167
Allowances in cash		186,341
STI compensation in cash(1)		218,750
Total compensation in cash		2,409,258
DSP deferred shares(2)	4,632	875,062
DSP matching shares(3)	4,632	1,073,080
LTI options grant (4)	19,962	875,001
LTI RSU (5)	4,632	1,073,080
Benefits in kind(6)		111,534
Total compensation 2007		6,417,015
Company social security cost		-

Compensation related to earlier years
DSP matching shares(7)	25,560	5,558,547
Company social security cost		-

(1) Short-term incentive in cash, paid in 2007 for 2006
(2) Short-term incentive in deferred shares, granted in 2007 for 2006
(3) DSP matching, shares to be granted in 2007 for 2006, (value at matching upon retirement in 2007)
(4) Long-term incentive in options, granted in 2007 for 2006
(5) Long-term incentive in RSU, granted in 2007 for 2006, converted in 2007 (retirement)
(6) Value of commuting, insurance, tax services
(7) Matching share, granted in 2007 for 2003 (and for earlier years at retirement)

Compensation to former members of the Executive Committee
In 2007, no compensation was paid to former members of the Executive Committee. Compensation received by members of the Executive Committee who left their office during 2007 due to retirement or termination is disclosed in the section “Members of the Executive Committee”.

PART I	Item 6 — Directors, Senior Management and Employees

Holding of shares and options
Shares
a) Non-Executive Directors
As of December 31, 2007, the aggregate number of registered shares and ADSs of Syngenta AG held by the Chairman and nine non-executive Directors, including the shares held by related parties(1) is set out in table 6

Table 6
Non-executive members of the Board	Free shares	Blocked shares	% voting rights
Martin Taylor	-	4,559	<0.1%
Peggy Bruzelius	2,464	-	<0.1%
Peter Doyle	2,774	-	<0.1%
Rupert Gasser	1,496	-	<0.1%
Pierre Landolt (2)	3,155	509	<0.1%
Peter Thompson(3)	196	-	<0.1%
Jacques Vincent	1,679	-	<0.1%
Rolf Watter	1,477	588	<0.1%
Felix Weber	23	562	<0.1%
Jürg Witmer	2,000	549	<0.1%
Total non-executive Directors Shares	15,264	6,767	<0.1%
Total shares		22,031

	Free ADS	Blocked ADS
Peter Thompson ADS(2)	5,000	-	<0.1%
Total non-executive Directors ADS		5,000	<0.1%
(1)	Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.
(2)	According to Pierre Landolt and the Sandoz Family Foundation, of the total amount of 2,314 shares are held by the Foundation
(3)	Peter Thompson is holding shares and ADS

b) Members of the Executive Committee

As of December 31, 2007, the aggregate number of registered shares and American Depositary Shares of Syngenta AG held by the active members of the Executive Committee including the CEO (a total of eight people), and including related parties(2), is set out in table 7.

The numbers of vested shares of each individual include free shares and blocked shares to which voting rights are attached. The unvested shares are shown separately by category including unconverted share awards, unmatched shares and restricted share units (RSU).

Table 7 Members of the Executive Committee	Vested shares			Unvested shares			Total
	Free	Blocked	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested / Unvested
Active members
Michael Pragnell	45,991	58	<0.1%	-	-	-	46,049
John Atkin	12,632	77	<0.1%	9,004	9,004	6,085	36,802
Robert Berendes	-	390	<0.1%	939	1,275	2,167	4,771
David Lawrence	1,415	58	<0.1%	3,509	3,509	2,911	11,402
Michael Mack(1)	-	3,779	<0.1%	-	3,702	2,967	10,448
Christoph Mäder	4,421	4,111	<0.1%	-	4,034	3,391	15,957
Mark Peacock	108	77	<0.1%	1,525	1,525	1,664	4,899
John Ramsay	42	689	<0.1%	1,955	2,567	2,174	7,427
Total Executive Committee Shares	64,609	9,239	<0.1%	16,932	25,616	21,359	137,755

Michael Mack ADS(1)	-	-	-	10,189	10,189	14,085	34,463
Total Executive Committee ADS	-	-	-	10,189	10,189	14,085	34,463
(1)	Michael Mack is holding shares and ADS
(2)	Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

PART I	Item 6 — Directors, Senior Management and Employees

Options
a) Non-Executive Directors

As of December 31, 2007, the aggregate number of options on shares or ADS of Syngenta AG held by the Chairman and nine non-executive Directors, including related parties(1), is set out in table 8. Options granted between 2000 and 2004 are all vested. Options granted in 2005 will vest in 2008.

Table 8
Year of allocation	2000	2000	2002	2003	2004	2004	2005
Underlying equity	Share	ADS	Share	Share	Share	ADS	Share
Term (years)	10	10	10	11	11	10	11
Exercise period (years)	7	7	7	8	8	7	8
Option : share/ADS ratio	1 :1	1 :1	1 :1	1 :1	1 :1	1 :1	1 :1
Exercise price	CHF 76.50	USD 8.68	CHF 98.00	CHF 59.70	CHF 89.30	USD 14.53	CHF 127.38
Vesting status	Vested						Unvested
Options held as of December 31, 2007 :
Non-Executive Directors
Martin Taylor	-	-	685	1,061	1,281	-	1,312
Peggy Bruzelius	-	-	-	-	-	-	-
Peter Doyle	-	-	685	1,061	1,025	-	942
Rupert Gasser	-	-	-	531	1,025	-	808
Pierre Landolt (2)	2,500	-	1,713	2,652	4,484	-	3,532
Peter Thompson	-	12,500	1,713	2,652	-	6,560	1,363
Jacques Vincent	-	-	-	-	-	-	-
Rolf Watter	-	-	-	-	2,135	-	1,682
Felix Weber	-	-	3,425	2,121	2,050	-	1,615
Jüerg Witmer	-	-	-	-	-	-	-
Total by grant year	2,500	12,500	8,221	10,078	12,000	6,560	11,254
Total vested options on shares							32,799
Total vested options on ADS							19,060
Total unvested options on shares							11,254
Total options on shares							44,053
Total options on ADS							19,060

After 2005 no options were granted.

(1)	Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

(2)	According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation

PART I	Item 6 — Directors, Senior Management and Employees

b) Members of the Executive Committee

As of December 31, 2007, the aggregate number of options on shares or ADS of Syngenta AG held by the active members of the Executive Committee and the CEO (a total of eight people), including related parties(1), is set out in table 9. Options granted between 2000 and 2004 are all vested. Options granted in 2005 and later will vest in 2008 and following years.

Table 9
Year of allocation(2)	2003	2004	2005	2005	2006	2007
Underlying equity	Share	Share	Share	ADS	Share	Share
Terms (years)	11	11	11	10	10	10
Exercise period (years)	8	8	8	7	7	7
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 59.70	CHF 89.30	CHF 127.38	USD 21.30	CHF 185.00	CHF 226.70
Vesting status	Vested		Unvested
Options held as of December 31, 2007
Members of the Executive Committee
Michael Pragnell	-	-	30,273	-	23,219	19,962
John Atkin	-	-	11,050	-	8,625	6,930
Robert Berendes	-	4,048	4,138	-	2,959	2,369
David Lawrence	6,703	2,761	5,298	-	4,214	3,213
Michael Mack	-	-	-	47,319	7,077	6,075
Christoph Mäder (3)	-	-	5,920	-	4,915	3,993
Mark Peacock	-	-	3,028	-	2,212	2,023
John Ramsay	-	-	3,986	-	3,059	2,453

Total by grant year	6,703	6,809	63,693	47,319	56,280	47,018
Total vested options on shares						13,512
Total unvested options on shares						166,991
Total unvested option on ADS						47,319
Total options on shares						180,503
Total options on ADS						47,319

(1)	Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.
(2)	All options granted in 2002 and earlier years under company option plans are exercised
(3)	Christoph Mäder is holding 72 warrants on Syngenta shares (30 at an exercise price of CHF 72.22 and 42 at an exercise price of CHF 53.40) from the time of the merger

Contractual provisions, loans, additional benefits

Notice periods and contract periods
The notice periods for members of the Executive Committee and the Chief Executive Officer are in accordance with market practice. All contracts with members of the Executive Committee are subject to notice periods of twelve months. The agreement with Michael Pragnell as Chief Executive Officer ceased on December 31, 2007 due to retirement from Syngenta.

The agreements with the non-executive Directors are not subject to notice periods. In principle they end tacitly at expiry of the directors’ term of office.

Change of control clauses
The employment contracts of members of the Executive Committee and the agreement with the CEO do not have any change of control clauses.

The company has agreed with the non-executive Chairman that in the event of a change in control, a fee equivalent to a notice period of twelve months would be payable to him.

PART I	Item 6 — Directors, Senior Management and Employees

Termination agreements
Contracts or any agreements with members of the Executive Committee or the Board of Directors do not contain any termination payments (“parachute” or “handshake” or similar arrangements) with regard to severance or other events of termination.

Severance payments
During 2007, no severance payments were made to acting or former members of the Board of Directors or the Executive Committee.

Credits, loans
In 2007, there were no loans or credits granted to active or former members of the Board of Directors or of the Executive Committee, or parties related to them and, as of December 31, 2007, there were no such loans or credits outstanding.

Liabilities due to third parties
In 2007, there were no guarantees, pledges, collaterals, promises or other form of liabilities entered into with third parties to the benefit of members of the Board of Directors or the Executive Committee, or parties related to them, and as of December 31, 2007, there were no such liabilities outstanding.

Waiver of claims
In 2007 there were no claims, receivables, or debts of members of the Board of Directors or of the Executive Committee, or parties related to them, waived or cancelled, and as of December 31, 2007, no such items were outstanding.

Payments for additional work
In 2007 no compensation was paid to any active or former member of the Board of Directors or the Executive Committee, or parties related to them, for other services provided, and as of December 31, 2007, no such payment was outstanding.

Corporate Governance

Syngenta’s Corporate Governance is aligned with international standards and practice. The Company complies with the “Swiss Code of Best Practice for Corporate Governance” and meets the Corporate Governance rules of the New York Stock Exchange (NYSE), as applicable for foreign companies. Syngenta is in compliance with the applicable requirements of the US Sarbanes Oxley Act of 2002, including the certification of Syngenta’s Annual Report on Form 20-F by the CEO and the CFO and the Auditor’s Report on Internal Control over Financial Reporting.

PART I	Item 6 — Directors, Senior Management and Employees

Employees of Syngenta

Year 2007

Syngenta had approximately 21,200 permanent employees as of December 31, 2007.  Approximately 21% of these were in NAFTA, 9% in Latin America, 17% in Asia Pacific and the remaining 53% in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ending December 31, 2007 was approximately as follows:

Production	40%
Research and development	19%
Marketing and distribution	30%
Administration and general overhead	11%

In several countries, part of the workforce is unionized or represented by works councils. Syngenta’s relationships with its unions and other employee organizations are generally good and there have been no significant industrial disputes over the past five years at any Syngenta business.

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

Management Shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of December 31, 2007, based on information available to the Company is 0.1% of all outstanding shares.  None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

PART I	Item 7 — Major Shareholders and Related Party Transactions

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

In 2006, Syngenta reported that Janus Capital Management LLC exceeded the 5% threshold with a holding of 5.07% of the share capital. This disclosure was published in the Swiss Commercial Gazette in accordance with the Swiss Stock Exchange Act.

On February 14, 2007, FMR Corporation disclosed in a filing to the US Securities and Exchange Commission (SEC) that its holding in the share capital of Syngenta AG has been reduced to 4.246%, thus falling below the threshold of 5%.

As of January 31, 2008, Syngenta AG itself held 5,999,786 shares in treasury corresponding to 5.95% of the share capital. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to those shares.

On February 8, 2008, the Growth Fund of America, Inc, disclosed in a filing to the US SEC that its holding in the share capital of Syngenta AG was 5,200,000 shares, 5.2% of the outstanding shares.

As of February 28, 2008, to our knowledge no other party held 5% or more of the share capital.

To its knowledge, the Company as of February 28, 2008 is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.  As of January 31, 2008, 36,005,935 ADSs of Syngenta AG corresponding to 7.15% of the share capital and 6,115,942 Ordinary Shares of Syngenta AG corresponding to 6.07% of the share capital were held by 2,530 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Notes 15 and 29 to the consolidated financial statements.

PART I	Item 8 — Financial Information

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

Greens Bayou/Port of Houston In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. Agreement to settle with Occidental was entered into on January 18, 2006. In October 2002, the Syngenta defendants had filed suit against the ISK defendants for indemnity against losses arising from the Port litigation. That litigation had been stayed pursuant to the terms of an interim cost sharing agreement between the Syngenta defendants and the ISK defendants.  Syngenta is continuing to negotiate with ISK to reach a mutually agreeable settlement to allocate any liability arising from the settlement with the Port assessed against the GB Syngenta entities. In the event that efforts to negotiate with ISK fail, Syngenta will proceed with its suit against ISK to enforce the applicable indemnities.

Shah and Lundquist ‘880 and ‘863 Patent Cases On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (the “Shah” Case). On July 27, 2004, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois (the “Lundquist” case).  In its complaints, Monsanto sued Syngenta for infringement of patents by making and using corn products exhibiting resistance to glyphosate herbicide (GA21). Monsanto sought injunctions against the sale of GA21 corn and compensatory and exemplary damages. On May 19, 2005, the US District Court for the Northern District of Illinois transferred the Lundquist case to the District of Delaware and on August 18, 2005 the parties agreed to consolidate the two cases. The court entered summary judgment on May 12, 2006 in Syngenta’s favor, ruling the Shah patent invalid and the Lundquist patent not infringed.

Monsanto filed a consolidated notice of appeal for the Shah and Lundquist cases on June 8, 2006.  On October 4, 2007, the Court of Appeals for the Federal Circuit affirmed the District Court’s finding that the Shah patent was invalid and Syngenta did not infringe the Lundquist patents.  Monsanto filed a petition for rehearing on October 31, 2007 which was denied on January 17, 2008.  Monsanto has 90 days to petition the Supreme Court for review.

Lundquist ‘798 Patent Case In a separate filing on August 9, 2006, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds, Inc. and certain of its affiliates in the United States District Court for the Eastern District of Missouri alleging infringement of US Patent No. 5,554,798 by making corn containing genes that confer resistance to the herbicide glyphosate (GA21 corn). On January 19, 2007, Syngenta filed motions in the Missouri case to sever and to dismiss claims against five affiliated company defendants and to transfer the remaining claims to Delaware.  On the same day, Syngenta filed a Declaratory Judgement complaint in Delaware seeking a declaration that the ‘798 patent is not infringed or is invalid.  DeKalb responded by filing a motion to transfer the Delaware Declaratory Judgement action to Missouri.  Syngenta’s motion to sever JC Robinson and transfer the case to Delaware was denied but its motions to amend the answer and counterclaim to assert inequitable conduct and unclean hands was granted by the court on April 24, 2007.  Discovery closed on January 28, 2008 and summary judgement motions are due on February 29, 2008.  Trial is set for July 7, 2008.

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

PART I	Item 8 — Financial Information

Syngenta to a single brand, NK®. Syngenta has appealed the verdict and a decision on the appeal was entered on June 12, 2007, reversing and remanding the case back to the trial court. No court date has been set.

Delaware Antitrust Case/Monsanto On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On July 14, 2005, Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta. The case has been set for trial commencing June 2, 2008.

Golden Harvest Seeds v. Monsanto On September 21, 2004, Golden Harvest Seeds, Inc., a subsidiary of Syngenta, commenced a declaratory action against Monsanto Company in the Circuit Court of St. Louis, Missouri, after Monsanto terminated Golden Harvest’s trait license agreements and soybean germplasm agreement.  In this action, Syngenta claims it was entitled to sell off Monsanto-traited seed growing in the field at the time of termination and that Monsanto improperly withheld seed services fees owed to Syngenta.  Monsanto counter-claimed, alleging breach of contract and unjust enrichment and seeking a permanent injunction.  At the end of 2007, Monsanto added a new theory of damages to its counter-claim.  The case has been set for trial commencing September, 2008.

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees.  The complaint was served on Syngenta on August 27, 2004. The company succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs’ Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, but has yet to be decided by the court. The company intends to defend the Holiday Shores action vigorously.  Atrazine is a long-standing successful product of Syngenta and its predecessors which has been repeatedly scrutinized for safety over the years by governmental agencies.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$16 million in debt outstanding to Syngenta but claims to be owed approximately US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001.  The evidentiary stage is largely completed and the parties’ closing arguments can be expected in the first half of 2008. The first instance judgment is expected to be issued later in 2008.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian federal tax treasury authority (“Receita Federal”) drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Receita Federal’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately Brazilian real (BRL) 29.8 million, a sum corresponding to approximately US$16.7 million currently.  Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million).  In February 2007, the first level court decided one of the cases in favor of Syngenta; the others are still pending. The tax authority has appealed.

PART I	Item 8 — Financial Information

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

PART I	Item 8 — Financial Information

Dividends and Dividend Policy

The Board expects to recommend the distribution of future returns to shareholders, the actual level of which will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments.  Future returns will be in the form of a dividend.  However, all distributions to shareholders proposed by the Board require the approval of the shareholders of the Company in a General Meeting of Shareholders.  Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs.  The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York, which converts the CHF amount into US dollars for distribution to such holders.  The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At last year’s Annual General Meeting of Shareholders on May 2, 2007, it was decided to pay a Dividend of CHF 1.60 per share. Furthermore it was decided to reduce the par value of the Company’s shares from CHF 2.30 by CHF 2.20 to CHF 0.10 and to repay to the shareholders CHF 2.20 per share. At this year’s Annual General Meeting of Shareholders on April 22, 2008, the Board will propose a dividend payment of CHF 4.80 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”.  For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.  For information about taxation of repayments from par-value reductions, see Item 10 “Additional Information—Taxation”.

PART I	Item 9 — The Offer and Listing

ITEM 9 — THE OFFER AND LISTING

Markets

Trading Markets and Price Ranges

Syngenta shares are primarily listed on the Swiss Exchange and principally traded on the London-based virt-x, a recognized investment exchange supervised by the Financial Services Authority (FSA) in the United Kingdom, where all the Swiss blue chips have been principally traded since June 25, 2001. Syngenta shares are also listed and traded on the New York Stock Exchange (in the form of ADSs).

Syngenta de-listed its shares from the London Stock Exchange and from the OM Stockholm Stock Exchange as of December 30, 2003.  There has been no trading on these exchanges as of January 1, 2004. The information presented in the tables below represent, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on the Swiss Exchange

	Price per Share in CHF
	High	Low
Annual Highs and Lows
2003	86.60	57.10
2004	122.50	79.72
2005	163.50	115.48
2006	234.40	146.93
2007	292.00	212.04
Quarterly Highs and Lows
2006
First Quarter	187.68	157.90
Second Quarter	184.64	146.93
Third Quarter	190.60	154.60
Fourth Quarter	234.40	189.10
2007
First Quarter	237.51	212.04
Second Quarter	244.34	217.49
Third Quarter	259.00	212.90
Fourth Quarter	292.00	247.40
Monthly Highs and Lows for most recent six months
2007
August	227.50	212.90
September	259.00	226.30
October	282.25	248.30
November	283.00	247.40
December	292.00	272.00
2008
January	315.00	246.70

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2003	13.51	8.60
2004	21.40	13.16
2005	24.91	19.28
2006	38.41	24.06
2007	52.06	34.68

Quarterly Highs and Lows
2006
First Quarter	29.20	25.19
Second Quarter	30.79	24.06
Third Quarter	31.07	24.89
Fourth Quarter	38.41	30.42
2007
First Quarter	38.36	34.68
Second Quarter	40.82	35.75
Third Quarter	44.06	35.13
Fourth Quarter	52.06	42.19

Monthly Highs and Lows for most recent six months
2007
August	38.74	35.13
September	44.06	37.58
October	48.70	42.19
November	50.30	45.43
December	52.06	47.26
2008
January	56.85	47.24
___________________________
(1)	One ADS represents one-fifth of one common share of the Company.

PART I	Item 10 — Additional Information

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

Syngenta AG is registered in the commercial register of the Canton of Basel-Stadt under number CH 170.3.023.349-3.  The business purpose of Syngenta, according to section 2 of its articles of incorporation, is to hold interests in enterprises, particularly in the areas of agribusiness; under special circumstances, Syngenta may also directly operate such businesses.  Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or elsewhere.

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 10,076,326.70, divided into 100,763,267 registered shares with a nominal value of CHF 0.10 each.  All of the Syngenta shares have been issued in registered form and are fully paid.

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

Shareholders’ Meetings

Under Swiss law, an annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year.  Shareholders’ meetings may be convened by the Board of Directors or, in exceptional circumstances, by the statutory auditors.  The Board of Directors is further required to convene an extraordinary shareholders’ meeting if resolved by an annual shareholders’ meeting or if requested by shareholders holding in the aggregate at least 10% of the share capital of Syngenta.  Shareholders holding Syngenta shares with a nominal value of at least CHF 10,000 (i.e. 100,000 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting.  A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determined by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting.  Registered shareholders may also be informed by mail.

At the shareholders’ meeting, shareholders pass resolutions and make elections, if not otherwise required by law, by a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal).  Under Swiss law and as per Syngenta’s articles of incorporation a resolution passed at a shareholders’ meeting with a supermajority of 66²/³% of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

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

•	the restriction or withdrawal of pre-emptive rights of shareholders;

•	a relocation of the registered office; and

•	the dissolution of Syngenta other than by liquidation (for example, by way of a merger).

PART I	Item 10 — Additional Information

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

The terms of office for each member of the Board of Directors shall not exceed three years (a year within the meaning of this provision is the interval between two annual shareholders’ meetings).  The term of office shall be determined for each member at the occasion of its election.  The several terms of office shall be coordinated so that in each year approximately one-third of all members of the Board of Directors shall be subject to re-election or election.

Article 21 of Syngenta’s articles of incorporation confers general authority upon the Board of Directors to determine the remuneration of its members.  However, pursuant to article 5 of the regulations governing the internal organization of Syngenta,

PART I	Item 10 — Additional Information

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

The Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next annual shareholders’ meeting following such event.

Notices

Under Swiss law, notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette.  The Board may designate additional means of communication for publishing notices to shareholders.

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital.  Under Swiss law, dividends are paid out only if approved by the shareholders.  In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting.  The Board may propose that a dividend be paid out, but cannot itself set the dividend.  In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting.  Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed.  The Company only has one class of shares with a nominal value of CHF 0.10 each. Therefore, all shareholders are entitled to equal dividends.  Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs.  According to section 4 of the articles of incorporation, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

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

PART I	Item 10 — Additional Information

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

Material Contracts

The following is a summary of Syngenta’s material contracts.  Because it is a summary, it may not contain all of the information about such contracts that is important to you.  The summaries are qualified in their entirety by reference to the contracts, copies of which have been filed with the SEC.

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

PART I	Item 10 — Additional Information

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

Taxation

This taxation summary solely addresses the material Swiss and United States tax consequences to shareholders in connection with the acquisition and disposition of Syngenta shares or ADSs.  This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors.  This summary also assumes that Syngenta’s business will be conducted in the manner outlined in this annual report.  Changes in Syngenta’s organizational structure or the manner in which it conducts its business may invalidate this summary.  The laws upon which this paragraph is based are subject to change, perhaps with retroactive effect.  A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws.  Prospective investors should consult their tax advisors regarding the particular personal tax consequences of their acquiring, owning and disposing of shares or ADSs.

PART I	Item 10 — Additional Information

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

Non-resident recipients.  The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial or even a full refund of the withholding tax if either the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland or the bilateral treaty between Switzerland and the European Community regarding measures equivalent to the parent subsidiary directive is applicable and the further conditions of the respective treaty are met.  Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country.  Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchase, sale or other dispositions of Syngenta shares and the procedures for claiming a refund of the withholding tax.  As of January 1, 2005, Swiss withholding tax on dividends may be reduced at source upon request for substantial shareholders (i.e., shareholdings of at least 20% or 25% of the capital of Syngenta, depending on the applicable double tax treaty or the bilateral treaty between Switzerland and the European Community) if certain conditions are met.

As of January 1, 2008, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Latvia	Serbia and Montenegro
Argentina	Germany	Lithuania	Singapore
Armenia	Greece	Luxembourg	Slovakia
Australia	Hungary	Macedonia	Slovenia
Austria	Iceland	Malaysia	South Africa
Azerbaijan	India	Mexico	Spain
Belgium	Indonesia	Moldova	Sri Lanka
Belarus	Iran	Mongolia	Sweden
Bulgaria	Ireland	Morocco	Thailand
Canada	Israel	Netherlands	Trinidad and Tobago
China	Italy	New Zealand	Tunisia
Croatia	Ivory Coast	Norway	Ukraine
Czech Republic	Jamaica	Pakistan	United Kingdom
Denmark	Japan	Philippines	United States
Ecuador	Kazakhstan	Poland	Uzbekistan
Egypt	Kirgizstan	Portugal	Vietnam
Estonia	Kuwait	Romania	Venezuela
Finland	Republic of Korea	Russia

Double tax treaties with Algeria and Columbia were concluded in 2006 and 2007 respectively; however, these treaties are not yet ratified. Furthermore a double tax treaty with Turkey is currently in the process of being negotiated.

PART I	Item 10 — Additional Information

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

Individuals
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

Legal entities
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

Non-resident recipients
Recipients of dividends and similar distributions on shares who are neither residents of Switzerland for tax purposes nor hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Tax Treatment of Capital Gains Realized on Syngenta Shares

Individuals
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

Legal entities
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

Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of the shares.

Net Worth and Capital Taxes

Individuals
Individuals who are Swiss residents for tax purposes, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment are required to include their Syngenta shares in their wealth which is subject to cantonal and communal net worth tax.

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include their Syngenta shares in their assets which are subject to cantonal and communal capital tax.

Non-resident individuals and legal entities
 Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Syngenta shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

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

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by a United States holder of Syngenta shares or Syngenta ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to hold such securities.  For purposes of this discussion, United States holders are beneficial owners of Syngenta shares or Syngenta ADSs that, for United States federal income tax purposes are (i) individual United States citizens or residents, (ii) corporations, or other entities taxable as corporations, organized in or under the laws of the United States or any political subdivision thereof, or (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of source.  In general, if you are the beneficial owner of Syngenta ADSs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the Syngenta Shares represented by those ADSs.  Accordingly, no gain or loss will be recognized if you exchange Syngenta ADSs for the underlying shares represented by those ADSs.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law.  Moreover, this summary deals only with United States holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not apply to United States holders that may be subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar.  This

PART I	Item 10 — Additional Information

summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), final, temporary, and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms.  Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2007. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

Distributions

A distribution received by a United States holder in respect of Syngenta shares or Syngenta ADSs other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). Because Syngenta does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. holders as dividends.

Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income.  The amount of gross income from any dividend of property other than cash will be the fair market value of that property on the date of distribution. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income.  Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends received by a non-corporate shareholder are subject to tax at the reduced long term capital gain rate of 15% in taxable years beginning before January 1, 2011, provided that certain holding period requirements are met.  Holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code.  Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

Taxable dividends paid in Swiss or other foreign currency will be included in a United States holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADSs, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, US holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  United States holders may have foreign currency gain or loss if any such Swiss or other foreign currency is not converted into US dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, and subject to the discussion above regarding concerns expressed by the US Treasury, a United States holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Treaty on dividends by Syngenta in respect of its Syngenta shares or Syngenta ADSs.  Swiss taxes withheld in excess of a rate provided in the Treaty will not be eligible for credit against a United States holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The United States federal income tax rules relating to foreign tax credits are extremely complex.  United States holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations. Alternatively, a United States holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year).

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADSs, a United States holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States holder’s tax basis in the Syngenta shares or Syngenta ADSs in each case as determined in U.S. dollars.  Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Syngenta shares or Syngenta ADSs were held for more than one year at the time of disposition.  A long-term capital gain of a non-corporate US Holder is generally taxed at a maximum rate of 15 percent.  The deduction of capital losses is subject to certain limitations under the Code.  Any gain recognized by a United States holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADSs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

PART I	Item 10 — Additional Information

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

PART I	Item 11 — Quantitative and Qualitative Disclosures About Market Risk

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The global nature of Syngenta’s business exposes it to a range of financial and operating risks. The financial risks predominantly arise from changes in foreign exchange rates, interest rates, equity and commodity prices (i.e. market risk). A financial risk management framework is in place to mitigate, where appropriate, any negative impact this may have on the US dollar reported consolidated financial statements. Since formation, Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar. The risk framework comprises a Treasury policy, approved by the Board of Directors, which is binding on all affiliates where Syngenta has management control.

This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta.

In accordance with the Treasury policy Syngenta actively monitors market risk minimising the possible impact on the consolidated financial statements through use of a variety of derivative and non derivative financial instruments. These instruments are used to economically hedge underlying risks arising from operational activity and from funding and investment positions. The main objective is to reduce fluctuations in reported earnings and cash flows and to provide economic protection against foreseeable cost increases. Syngenta does not enter into any speculative derivative trades unrelated to business activity.

The Group Treasury policy sets financial risk limits which take into account the maximum tolerable loss for the Group and, as part of the risk management activity, Syngenta enters into derivative financial instruments to ensure that the set limits are not breached.

Details of the Group’s derivative positions as at December 31, 2007 are set out in Note 32 of the consolidated financial statements.

The notional amounts and fair values of open derivative instruments at December 31, 2007 were as follows:

Instrument types	Notional amount US$ millions	Positive fair value US$ millions	Negative fair value US$ millions
Interest rate instruments	1,610	7	(33)
Cross currency swaps	1,277	161	-
Foreign currency forward contracts	9,419	179	(132)
Currency option contracts	978	24	(23)
Commodity forward contracts	89	4	(1)

Foreign Exchange Risks – Explanation and Risk Sensitivity Analysis

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

PART I	Item 11 — Quantitative and Qualitative Disclosures About Market Risk

The split of sales and operating costs by currency for the years 2007 and 2006 was as follows:

	Sales in %		Operating costs in %
Currency	2007	2006	2007	2006
US dollar	38	36	35	33
Euro	21	22	18	19
Swiss franc	1	1	15	19
British pound sterling	3	2	9	11
Other	37	39	23	18
Total	100	100	100	100

“Other” includes over 46 currencies. However, none accounts for more than 10% of total sales or total operating costs.

Financial Risk Assessment

The residual risk exposure after hedging is assessed using a variety of “Value-at-Risk” (VaR) methods. The exact method selected depends on the underlying risk itself. All VaR approaches try to recognize that holding different assets/liabilities or future cash flow exposures may actually reduce portfolio risk through the de-correlation benefits of diversification. This benefit is captured within the calculation and thus aims to holistically present portfolio risk.

Syngenta uses three different approaches to measuring exposure to market risk, and operates within pre-defined risk levels.

a)	the VaR variance-covariance method as introduced by RiskMetrics Group
b)	the Earnings-at-risk (EaR) Monte Carlo method – a variant of VaR
c)	the Earnings-at-risk (EaR) historical simulation method

The particular method selected is dependent on the data distribution characteristics for the risk exposure being measured.

Syngenta categorizes the management of currencies into transaction risk – uncommitted, transaction risk – committed and translation risk.

Transaction Risk – Uncommitted

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

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges. As of December 31, 2007, the total potential adverse movement for 2008 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, was US$40 million (December 31, 2006: US$26 million).

From the Earnings-at-Risk perspective the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

Transaction Risk – Committed

Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to foreign affiliates. They are normally fully hedged and are in the majority of cases managed by the use of forward contracts. Net committed transactional currency exposures are determined by identification and monthly reporting by business units.

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2007 taking into account related currency hedges. As of December 31, 2007, the total 30-day Value-at-risk, after hedges, at the 95% confidence level was US$5 million (December 31, 2006: US$3 million).

The largest exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

PART I

Translation Risk

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta.

The translation exposure is, where appropriate, hedged by the use of non-US dollar denominated debt and in exceptional circumstances, foreign exchange forward contracts. The latter focuses on risk reduction for monetary items.

Translation risk can be significant, however Syngenta believes over the longer-term mean reversion tendency of currencies reduces the risk to acceptable levels. The Syngenta equity base is also deemed to be of sufficient magnitude to absorb the short to medium term impact of exchange rate movements.

As of December 31, 2007 the total 30-day Value-at-risk, after hedges, at the 95% confidence level was US$79 million (December 31, 2006: US$90 million).

The majority of the translation risk is again driven by the large investments and operations in Switzerland and the UK.

Interest Rate Risk

Syngenta is exposed to fluctuations in interest rates on its borrowings. While some of the long-term debt raised in the capital markets is kept at a fixed rate, a substantial part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. Syngenta’s policies allow entering into derivative transactions to manage the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities, with the long-term benchmark of achieving a zero net duration (sensitivity of all financial assets and liabilities to interest rate movements).

During 2007, within a market environment of fluctuating interest rates, Syngenta has taken short-term benefit and fixed a part of its floating long-term debt in order to reduce net interest expense.

Other Price Risk

Commodity price fluctuations also affect parts of Syngenta’s business. Syngenta has exposure to energy prices – namely oil and gas and also has direct exposure to soft commodity prices. Operating in the agrochemical sector also exposes Syngenta to crop prices in general and these affect both reported operating results and valuation.

Syngenta uses both fixed price contracts and also derivative hedging to minimise impact of year on year commodity price changes in the income statement. Derivative instruments traded are Over the Counter (OTC) vanilla oil and gas commodity options and exchange traded swaps and OTC soft commodity option and exchange traded futures contracts.

Syngenta has historically entered into derivatives related to commodity exposures to a limited extent. From 2005 Syngenta also entered into some oil option derivatives to mitigate the impact of adverse price movements on Syngenta’s cost base. This activity now comprises oil and natural gas hedging in the UK and the USA, as well as soft commodity hedging for Corn and Soybean purchases by the Seeds business in the US.

The hard commodity exposure is related to direct gas usage and a hedging program is in place, which reduces the Net EaR to US$7 million (December 31, 2006: US$7 million).

The soft commodity EaR is driven by the high volatility compared to other asset classes.  The hedging program however reduces overall 12 month EaR at December 2007 to US$29 million (December 31, 2006: US$29 million).

In addition the group has an indirect exposure to oil that is not included in the table below. The associated operating income volatility is managed by an oil hedging program. As at December 31, 2007 there was 700,000 barrels of hedge protection in place for 2008, which reduces the overall Group EaR to oil exposure by US$18 million (December 31 2006: US$9 million).

Syngenta has only limited exposure to third party equities with available-for-sale securities of US$131 million at December 31, 2007.

Risk Calculation Summary Table (Net Impact)

(US$ million)	Time Horizon (Months)	31 December 2007	31 December 2006
Foreign Exchange Risks:
Transaction Risk uncommitted – Earnings-at-Risk	12	40	26
Transaction Risk committed – Value-at-Risk	1	5	3
Translation Risk – Value-at-Risk	1	79	90
Other Price Risks – Earnings-at-Risk	12	36	36

For further information please see Note 32 to the consolidated financial statements.

PART I	Item 12 — Description of Securities Other Than Equity Securities

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II	Item 13 — Defaults, Dividend Arrearages and Delinquencies

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2007, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

b.
Syngenta’s Board of Directors and Management are responsible for establishing and maintaining adequate internal control over financial reporting.  Management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2007.  In making this assessment, it used the criteria established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment Management has concluded that, as of December 31, 2007, Syngenta’s internal control over financial reporting is effective based on those criteria.

Syngenta’s internal control system was designed to provide reasonable assurance to Syngenta’s Board of Directors and Management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young AG, Switzerland, an independent registered public accounting firm, who also audited our consolidated financial statements included in this annual report, has issued an opinion on the effectiveness of the Group’s internal control over financial reporting which is included in this annual report.

c.	See report of Ernst & Young AG, an independent registered public accounting firm, included under Item 18 on page F-1.

d.
There have been no changes in Syngenta’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

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

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee.  A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report.  During 2007, no amendments were made to a provision of the Code of Ethics

PART II	Item 16C — Principal Accountant Fees and Services

that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2006 and 2007.  The following table presents information concerning fees paid to EY in each of those years.

	2006 (in million US$)	2007 (in million US$)
Audit fees(1)	8	9
Audit-related fees(2)	0	0
Tax fees(3)	1	1
All other fees(4)	0	0

_________________________________
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

All of the services provided by EY in 2006 and 2007 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

PART II	Item 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(5)
January-07					7,124,063
February-07 (8 Feb – 28 Feb)	1,200,210	183.25		1,200,210	5,923,853
March-07 (1 Mar – 15 Mar)	260,000	178.64		260,000	5,663,853
April-07					5,663,853
May-07 (8 May – 31 May)	242,000	184.98		242,000	5,421,853
June-07 (1 Jun – 25 Jun)	503,000	186.14		503,000	4,918,853
July-07 (27 Jul – 31 Jul)	623,000	187.95		623,000	4,295,853
August-07 (2 Aug – 16 Aug)	557,000	186.88		557,000	3,738,853
September-07					3,738,853
October-07 (22 Oct – 26 Oct)	30,000	231.94		30,000	3,708,853
November-07 (8 Nov – 27 Nov)	433,200	237.65		433,200	3,275,653
December-07					3,275,653
Total	3,848,410	191.22	(4)	3,848,410	3,275,653

(1)	Shares were purchased pursuant to publicly announced plans or programs.

(2)	Amounts shown reflect the conversion of the applicable CHF amount into US$ based on month-end CHF/US$ exchange rates.

(3)
In April 2006, at the Annual General Meeting (AGM) of shareholders, the shareholders confirmed the continuation of the repurchase program initiated in 2004 by approving the repurchase of up to 10 per cent of Syngenta’s total share capital. For this purpose, a new second trading line for open market repurchases was opened on May 30, 2006, valid for a period of three years.

(4)	Reflects the weighted-average price paid per share (US$) during 2007.

(5)
On May 2, 2007, the AGM approved a reduction of the share capital through the cancellation of 3,280,293 shares bought in 2006 through a put option structure as part of the approved repurchase program. This has reduced the shares available for repurchase from 10,404,356 as disclosed in 2006, to 7,124,063.

PART III	Item 17 — Financial Statements

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 6, 2008, are filed as part of this annual report:

PART III	Item 19 — Exhibits

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG
2.1	Deposit Agreement between The Bank of New York and Syngenta AG**
2.2	Amended and Restated Deed of Trust dated July 24, 2007 among Syngenta Finance N.V., Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*
4.7	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG*
4.8	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG*
4.9	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.10	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*
4.17	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG*
4.18	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG*
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*
4.20
Revolving Credit Agreement dated July 20, 2006 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Banco Santander Central Hispano S.A., Bank Austria Creditanstalt AG, Bank of America, N.A., Citibank NA, London, Credit Suisse, Deutsche Bank Luxembourg S.A., HSBC Bank plc and UBS Limited as Mandated Lead Arrangers, and the financial institutions set forth in Schedule 1 thereto*****

4.21
Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein***

4.22	Syngenta AG Executive Stock Option Plan - 10****

*	Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222)
**	Exhibits incorporated by reference to the Registration Statement on Form 424B3 filed July 11, 2006 (File No. 333-9730)
***	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)
*****	Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 7, 2007 (File No. 001-15152)

PART III	Item 19 — Exhibits

Exhibit Number	Description of Document
4.23	Syngenta Deferred Share Plan (Share Awards)****
4.24	Syngenta Corporation Employee Stock Purchase Plan‡‡‡‡
4.25	Syngenta Share Plan for Non-Executive Directors‡‡‡‡‡
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm

****      Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101784)
‡         The subsidiaries of Syngenta are set forth in Note 33 to the Consolidated Financial Statements in this Annual Report
‡‡‡      Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 333-15152)
‡‡‡‡    Exhibit incorporated by reference to Registration Statement on Form S-8 filed May 12, 2005 (File No. 333-124836)
‡‡‡‡‡  Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 19, 2005 (File No. 333-130440)

PART III	Item 19 — Exhibits

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack	By:	/s/ John Ramsay
	Name: Michael Mack		Name: John Ramsay
	Title: Chief Executive Officer		Title: Chief Financial Officer

Dated: February 28, 2008

PART III	Item 19 — Exhibits

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2007. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Syngenta AG and subsidiaries and our report dated February 6, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland
February 6, 2008

PART III	Item 19 — Exhibits

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG and subsidiaries at December 31, 2007, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 6, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland
February 6, 2008

Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2007, 2006 and 2005)

(US$ million, except per share amounts)	Notes	2007	2006	2005
Continuing operations
Sales	4,5,6	9,240	8,046	8,104
Cost of goods sold		(4,669)	(3,982)	(3,950)
Gross profit		4,571	4,064	4,154
Marketing and distribution		(1,638)	(1,470)	(1,518)
Research and development		(830)	(796)	(822)
General and administrative		(604)	(668)	(742)

Restructuring and impairment excluding divestment gains	7	(156)	(307)	(212)
Divestment gains	7	121	6	-
Restructuring and impairment	7	(35)	(301)	(212)

Operating income		1,464	829	860
Income/(loss) from associates and joint ventures	15	(3)	(11)	2

Interest income		94	88	104
Interest expense		(134)	(141)	(170)
Other financial expense		(18)	(18)	(16)
Currency gains/(losses), net		16	51	(14)
Financial expense, net		(42)	(20)	(96)

Income/(loss) before taxes		1,419	798	766
Income tax credit/(expense)	8	(308)	(161)	(140)
Income/(loss) from continuing operations	9	1,111	637	626

Net income/(loss)		1,111	637	626
Attributable to:
Syngenta AG shareholders	9	1,109	634	622
Minority interests		2	3	4
Net income/(loss)		1,111	637	626

Basic earnings/(loss) per share
From continuing operations	9	11.56	6.46	6.22
Total	9	11.56	6.46	6.22

Diluted earnings/(loss) per share
From continuing operations	9	11.42	6.35	6.13
Total	9	11.42	6.35	6.13

Weighted average number of shares
Basic		95,973,958	98,165,298	100,017,271
Diluted		97,143,368	99,876,180	101,464,222

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Balance Sheet
(at December 31, 2007, 2006 and 2005)

(US$ million)	Notes	2007	2006	2005
Assets
Current assets
Cash and cash equivalents		503	445	458
Marketable securities	11	90	81	4
Trade receivables, net	10	2,386	2,002	1,865
Income taxes recoverable		88	89	48
Other accounts receivable	10	428	276	316
Inventories	12	2,647	2,381	2,215
Other current assets	11	528	272	306
Total current assets		6,670	5,546	5,212
Non-current assets
Property, plant and equipment	13	2,138	1,957	1,887
Intangible assets	14	2,790	2,724	2,732
Investments in associates and joint ventures	15	89	89	93
Deferred tax assets	16	639	599	763
Other financial assets	17	941	901	715
Total non-current assets		6,597	6,270	6,190
Assets held for sale	25	13	36	2
Total assets		13,280	11,852	11,404
Liabilities and Equity
Current liabilities
Trade accounts payable	18	(1,895)	(1,568)	(1,619)
Current financial debts	19	(399)	(143)	(514)
Income taxes payable		(512)	(296)	(323)
Other current liabilities	20	(896)	(679)	(810)
Provisions	22	(223)	(282)	(199)
Total current liabilities		(3,925)	(2,968)	(3,465)
Non-current liabilities
Non-current financial debts	21	(1,726)	(1,569)	(847)
Deferred tax liabilities	16	(622)	(728)	(834)
Provisions	22	(966)	(893)	(827)
Total non-current liabilities		(3,314)	(3,190)	(2,508)
Total liabilities		(7,239)	(6,158)	(5,973)
Shareholders’ equity
Issued share capital: 100,763,267 ordinary shares: (2006: 104,043,560 ordinary shares; 2005: 106,368,247 ordinary shares)	24	(6)	(142)	(353)
Retained earnings		(2,748)	(2,146)	(1,543)
Reserves:		(4,098)	(4,162)	(3,980)
Treasury shares: 6,051,032 ordinary shares: (2006: 6,614,409 ordinary shares; (2005: 7,112,695 ordinary shares)	24	830	784	473
Total shareholders’ equity		(6,022)	(5,666)	(5,403)
Minority interests		(19)	(28)	(28)
Total equity		(6,041)	(5,694)	(5,431)
Total liabilities and equity		(13,280)	(11,852)	(11,404)

The accompanying notes form an integral part of the consolidated financial statements.

Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2007, 2006 and 2005)

(US$ million)	Notes	2007	2006	2005
Income before taxes		1,419	798	766
Reversal of non-cash items:
Depreciation, amortization and impairment of
Property, plant and equipment	13	250	251	272
Intangible assets	14	184	212	201
Financial assets		(1)	-	19
Loss/(gain) on disposal of non-current assets		(127)	(31)	(15)
Charge in respect of share based compensation		42	42	37
Charges in respect of provisions	22	332	354	297
Net financial expenses		42	20	96
Share of net loss/(gain) from associates		3	11	(2)
Cash (paid)/received in respect of:
Interest and other financial receipts		98	214	131
Interest and other financial payments		(253)	(242)	(256)
Taxation		(192)	(167)	(133)
Restructuring costs	22,23	(214)	(173)	(150)
Contributions to pension schemes, excluding restructuring costs	22	(124)	(150)	(487)
Other provisions	22	(99)	(75)	(69)
Cash flow before working capital changes		1,360	1,064	707
Change in net current assets	26	(192)	(136)	(210)
Cash flow from operating activities		1,168	928	497
Additions to property, plant and equipment	13	(317)	(217)	(174)
Proceeds from business disposals of property, plant and equipment		46	62	33
Purchase of intangibles, investments in associates and other financial assets		(104)	(78)	(39)
Proceeds from disposal of financial assets		26	55	20
Net cash flows from (purchase)/disposals of marketable securities		(2)	(97)	(3)
Proceeds from disposals of non-current assets held for sale		147	7	25
Business acquisitions (net of cash acquired)	3	(100)	(143)	-
Acquisitions of associates and minorities	3	(64)	-	(6)
Cash flow used for investing activities		(368)	(411)	(144)
Increases in third party interest-bearing debt		298	656	1,195
Repayment of third party interest-bearing debt		(116)	(376)	(878)
Sale of treasury shares and options over own shares		66	72	68
Purchase of treasury shares		(728)	(629)	(251)
Distributions paid to group shareholders		(299)	(260)	(207)
Dividends paid to minorities		(2)	(4)	(1)
Cash flow used for financing activities		(781)	(541)	(74)
Net effect of currency translation on cash and cash equivalents		39	11	(48)
Net change in cash and cash equivalents		58	(13)	231
Cash and cash equivalents at the beginning of the year		445	458	227
Cash and cash equivalents at the end of the year		503	445	458

At December 31, 2007 cash equivalents totalled US$164 million (2006: US$213 million; 2005: US$268 million).

The accompanying notes form an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity
(for the years ended December 31, 2007, 2006 and 2005)

(US$ million)	Par value of ordinary shares (Note 24)	Additional paid-in capital	Treasury shares, at cost	Fair Value Reserves	Cumulative Translation adjustment	Retained Earnings	Total Share-holders’ Equity	Minority Interest	Total Equity
January 1, 2007	142	3,834	(784)	(6)	334	2,146	5,666	28	5,694
Net income attributable to Syngenta AG shareholders						1,109	1,109	2	1,111
Negative minority shareholders’ equity						(2)	(2)	2	-
Issue of shares under employee share purchase plan			53			13	66		66
Share based compensation						42	42		42
Distributions paid to group shareholders as par value reduction	(131)	7			(47)		(171)		(171)
Dividends paid to minorities								(2)	(2)
Dividends paid to group shareholders						(128)	(128)		(128)
Share repurchase scheme			(728)				(728)		(728)
Cancellation of treasury shares	(5)	(121)	629		(7)	(496)	-		-
Acquisition of minority interest							-	(14)	(14)
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				(47)			(47)		(47)
Unrealized gains/(losses) on derivatives designated as cash flow hedges and hedges of net investments in foreign operations				(108)			(108)		(108)
Income taxes				7		64	71		71
Translation effects					252		252	3	255
December 31, 2007	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041

The accompanying notes form an integral part of the consolidated financial statements.

Financial Statements

(US$ million)	Par value of ordinary shares (Note 24)	Additional paid-in capital	Treasury shares, at cost	Fair Value Reserves	Cumulative Translation adjustment	Retained Earnings	Total Share-holders’ Equity	Minority Interest	Total Equity
January 1, 2006	353	3,910	(473)	29	41	1,543	5,403	28	5,431
Net income attributable to Syngenta AG shareholders						634	634	3	637
Issue of shares under employee share purchase plan			68			9	77		77
Share based compensation						42	42		42
Distributions paid to group shareholders as par value reduction	(203)	9			(66)		(260)		(260)
Dividends paid to minorities								(4)	(4)
Share repurchase scheme			(629)			(5)	(634)		(634)
Cancellation of treasury shares	(8)	(85)	250		(42)	(115)	-		-
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				39			39		39
Unrealized gains/(losses) on derivatives designated as cash flow hedges and hedges of net investments in foreign operations				(88)			(88)		(88)
Income taxes				14		38	52		52
Translation effects					401		401	1	402
December 31, 2006	142	3,834	(784)	(6)	334	2,146	5,666	28	5,694

The accompanying notes form an integral part of the consolidated financial statements.

(US$ million)	Par value of ordinary shares (Note 24)	Additional paid-in capital	Treasury shares, at cost	Fair Value Reserves	Cumulative Translation adjustment	Retained Earnings	Total Share-holders’ Equity	Minority Interest	Total Equity
January 1, 2005	525	4,119	(329)	66	668	609	5,658	20	5,678
Net income attributable to Syngenta AG shareholders						622	622	4	626
Negative minority shareholders’ equity						(6)	(6)	6	-
Purchases and sales of treasury shares in exchange for options over own shares			(481)			481	-		-
Issue of shares under employee share purchase plan			48		-	15	63		63
Share based compensation						37	37		37
Distributions paid to group shareholders as par value reduction	(170)	11			(48)		(207)		(207)
Dividends paid to minorities								(1)	(1)
Share repurchase scheme			(251)				(251)		(251)
Cash impact of options under share repurchase scheme						5	5		5
Cancellation of treasury shares	(2)	(220)	540		(68)	(250)	-		-
Acquisition of minority interest								(2)	(2)
Gains and losses recognized directly in equity:
Unrealized holding gains/(losses) on available-for-sale financial assets				(13)		3	(10)		(10)
Unrealized gains/(losses) on derivatives designated as cash flow hedges and hedges of net investments in foreign operations				(35)			(35)		(35)
Income taxes				11		27	38		38
Translation effects					(511)		(511)	1	(510)
December 31, 2005	353	3,910	(473)	29	41	1,543	5,403	28	5,431

Financial Statements

Total recognized gains and losses, representing the total of net income and gains and losses recognized directly in shareholders’ equity, for the years ended December 31, 2007, 2006 and 2005, were US$1,275 million, US$1,038 million and US$98 million, respectively. Gains or losses recognized directly in equity attributable to minority interests are disclosed below.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

On May 7, 2007, a dividend of CHF1.60 per share was paid in respect of 2006.

On July 24, 2007, a distribution of Swiss francs (“CHF”) 2.20 per share was paid as a par value reduction of share capital in respect of 2006, (2006: CHF 3.30 per share paid in July 2006; 2005: CHF 2.70 per share paid in July 2005).

The Board of Directors recommends a dividend payment of CHF 4.80 per share subject to shareholder approval at the Annual General Meeting (AGM) on April 22, 2008.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2007	2006	2005
January 1	(58)	12	39
Gains/(losses) recognized in equity during the period	(88)	(95)	(44)
(Gains)/losses removed from equity and reported in net income during the period	(20)	7	9
Deferred tax	1	18	8
December 31	(165)	(58)	12

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2007	2006	2005
January 1	52	17	27
Gains/(losses) recognized in equity during the period	(47)	39	(3)
(Gains)/losses removed from equity and reported in net income during the period	-	-	(10)
Deferred tax	6	(4)	3
December 31	11	52	17

1. Basis of preparation of the consolidated financial statements
The consolidated financial statements of Syngenta have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivative financial instruments and available-for-sale financial assets.

Scope of consolidation
The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures.

The consolidated financial statements are presented in United States dollars (“US$” or “US dollars”) as this is the major currency in which revenues are denominated.  The functional currency of Syngenta AG is Swiss francs (“CHF”).

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

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

-
IFRS 8, “Operating Segments“, requires analysis of certain financial statement items by operating segment, defined according to the information used by management to make operating decisions.  Syngenta has presented this analysis in Notes 4 and 5.  Adoption of IFRS 8 had no effect on Syngenta’s segment analysis.

-
IAS 1, “Presentation of Financial Statements”, revised August 2005.  The August 2005 changes to IAS 1 require disclosure of Syngenta’s objectives, policies and processes for managing capital.  These disclosures are given in Note 32.

The following new or revised accounting standards and interpretations have not yet been adopted by Syngenta.

“Vesting Conditions and Cancellations”, an amendment to IFRS 2 “Shared Based Payment”, was issued in January 2008.  The amendment requires accelerated recognition of share based payment expense if an employee cancels an award by deciding not to meet a condition unrelated to service, such as a requirement to contribute to the exercise price of an option.  The amendment will be mandatory for Syngenta with effect from January 1, 2009.  Syngenta does not believe that adopting the amendment will have a material effect on its financial statements.

IFRS 3 (revised) and IAS 27 (revised) were issued in January 2008, and change several aspects of the definitions of and accounting treatment for business combinations and divestments.  These include requirements for the acquirer: to expense direct acquisition costs as incurred; to revalue to fair value any interest it already has in the acquired company at the date on which it takes control, and record the resulting gain or loss in profit or loss; to record in profit or loss adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the acquirer’s interest but do not affect control; on divesting control, to revalue any retained shareholding in the divested company at fair value and record the resulting gain or loss in profit or loss; and to attribute to non-controlling shareholders their share of any deficit in the equity of a

Financial Statements

non wholly-owned subsidiary.  The changes mentioned above will be mandatory for any business combination transactions which Syngenta completes on or after January 1, 2010.  Earlier application is permitted.

IAS 1, “Presentation of Financial Statements”, was revised in September 2007.  These revisions will be mandatory for Syngenta with effect from January 1, 2009.  The revisions require gains and losses recognized outside profit or loss to be presented separately from the statement of changes in shareholders’ equity.  The revisions also allow comprehensive income to be presented in a single statement of comprehensive income, or in two statements, an income statement and a statement displaying components of other comprehensive income.

IAS 23, “Borrowing Costs” was revised in March 2007 and requires borrowing costs attributable to assets which take substantial time to get ready for their intended use, to be capitalized as part of the cost of the related assets.  IAS 23 (revised March 2007) will be mandatory for Syngenta with effect from January 1, 2009.  The effect of IAS 23 (revised) on the consolidated financial statements will depend on the amount of property, plant and equipment under construction and software under development at that time and in future periods, and on the transition method adopted by Syngenta: IAS 23 (revised) does not require retrospective application.

IFRIC 13, “Customer loyalty programmes” was issued in June 2007.  Various customer loyalty programmes are offered throughout the Syngenta group.  IFRIC 13 will be mandatory for Syngenta with effect from January 1, 2009.  Syngenta does not believe that adoption of IFRIC 13 will have a material effect on net income or shareholders’ equity, based on the nature of the loyalty benefits.  Syngenta is currently assessing whether IFRIC 13 will result in reclassification of certain sales deductions as marketing and distribution expenses, or vice versa.

IFRIC 14, “IAS 19 – the Limit on a Defined Benefit Asset, Minimum funding Requirements and their Interaction”, was issued in July 2007, and will be mandatory for Syngenta with effect from January 1, 2008.  IFRIC 14 gives additional guidance on how the limit should be calculated and requires minimum funding commitments of future periods to be recognized as a liability at the current balance sheet date if contribution payment will not result in economic benefits to the employer.  Based on the actuarial assumptions and the funded status of its pension plans at December 31, 2007, disclosed in Note 27, Syngenta does not believe that adoption of IFRIC 14 would have a material effect on the consolidated financial statements in 2008.

Future changes in IFRS
IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, employee benefits, revenue recognition, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

Principles of consolidation
Subsidiaries
Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The income and expenses of companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Minority interests
Where a subsidiary in which Syngenta has less than 100% ownership has accumulated losses, 100% of the losses are allocated to Syngenta AG shareholders unless the minority shareholders have a binding commitment to make good their proportion of the losses.

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has between 20% and 50% of voting power. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both Associates and Joint Ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s share of the total recognized gains and losses of associates and joint ventures and of their net assets, on separate lines in the consolidated income statement and balance sheet, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate is recognized as goodwill, within the line ‘investments in associates and joint ventures’.

Transactions eliminated on consolidation
Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation. Profits on transactions between Syngenta and its associates and joint ventures are eliminated in proportion to Syngenta’s ownership share in the associate or joint venture.

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, using the purchase method for acquisitions.  On acquisition, businesses are recorded at acquisition cost, being the fair value at the date of exchange of the cash paid, or other consideration given, including direct transaction costs.  The assets, liabilities and contingent liabilities of acquired businesses are identified as required by IFRS 3, and are recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3.  Note 3 gives further details of the valuation methods used.  If the cost of acquisition exceeds the value of the net assets acquired, the excess is recognized as goodwill.

If the value of the net assets acquired exceeds the cost of acquisition, the excess is immediately recognized as a gain in profit or loss as at the acquisition date.  If Syngenta has a non-controlling equity ownership interest in the acquired business at the date it takes control, the corresponding share of any increase in the values of the net assets between the original purchase of that interest and the date Syngenta takes control is recorded as a revaluation within shareholders’ equity.

If Syngenta acquires less than 100% equity ownership of a business at the date it takes control, and then acquires some or all of the remaining equity interest at a later date, the corresponding share of any increase in the values of the net assets since the date Syngenta took control is debited to shareholders’ equity.  The difference between the amount paid to acquire the remaining equity and the fair value of the share of net assets acquired is recognized as goodwill or a gain in the income statement, in the same way as when control is first acquired.

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

Income, expense and cash flows of foreign operations included in the consolidated financial statements whose functional currency is that of a hyperinflationary economy have been translated into US dollars using exchange rates prevailing at the balance sheet date. Income, expense and cash flows of other foreign operations included in the consolidated financial statements have been translated into US dollars using average exchange rates prevailing during the period. The assets and liabilities of foreign operations are translated to US dollars at foreign exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in equity.

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

Financial Statements

In certain markets, sales terms allow customers to exchange purchased products at a later date for other Syngenta products of their choice, to the same value.  Revenue is recognized on delivery of the original products, and is reduced by a provision for products to be exchanged.  This provision is released, and the corresponding revenue is recorded, when the substitute products are delivered.

In certain markets, sales terms allow customers the option of a one time, non-repeatable extension of credit, for a defined additional period, in respect of a defined proportion of purchases they have made during a defined period, if the customers still have the inventories on hand on expiry of the initial agreed credit period. Customers have no right to return these inventories, and must pay unconditionally when the additional credit period expires. In accordance with IAS 18, revenue for these sales is recognized on product delivery.

Where a right of return exists, revenue is recognized when a reasonable estimate of returns can be made, or when the right of return expires, whichever is earlier.  Where Syngenta’s distributors hold inventories and have the right of return, or Syngenta’s commercial practice is to accept returns from distributors, and it is not possible to make a reasonable estimate of returns, Syngenta recognizes revenue when its distributors sell the inventories to their customers.

Where third parties hold Syngenta inventories on a consignment basis, revenue is recognized in the period that inventories are withdrawn from consignment and delivered to customers.

Bill and hold sales are sales contracts which, at customers’ request, transfer the legal title of inventories to customers before the inventories leave Syngenta’s warehouse.  Bill and hold sales are recognized as revenue when legal title is transferred, on condition that it is probable that delivery will be made, the inventories are ready for delivery, are physically segregated from unsold inventories, the customer has specifically acknowledged deferred delivery instructions and usual payment terms apply.

Syngenta periodically enters into prepayment contracts with customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as liabilities and presented as part of trade accounts payable. Revenue associated with advance payments is then recognized upon delivery and transfer of title, ownership, and risk of loss to the customer.

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

Cash rebates and discounts granted to customers are classified as a reduction of revenue.  The cost of loyalty schemes which entitle customers to free or discounted third party products or services if they meet conditions linked to purchases of Syngenta products are generally classified as a reduction in revenue.  The cost of Syngenta products supplied free of charge to customers is classified as cost of goods sold.  Other benefits granted to customers in cash or in kind are classified as marketing and distribution expenses.

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

Income taxes
Income taxes for the year comprise current and deferred tax, using rates enacted or substantively enacted at the balance sheet date.

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

Deferred tax on share based compensation awards is based on the tax deduction, if any, which would be obtained if the Syngenta AG share price at the period end was the tax base for the award. Deferred tax on unvested awards is recognized ratably over the vesting period. Deferred tax on awards already vested is recognized immediately. Any income tax benefit recorded in the income statement is limited to the tax effect of the cumulative pre-tax compensation expense recorded. The total tax benefit on an award may exceed this amount in some circumstances. The excess tax benefit is treated as the result of a transaction with shareholders rather than with employees, and is recorded within shareholders’ equity.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Marketable securities
Marketable securities include debt investments with original maturities of less than twelve months.  They are classified as available-for-sale assets in accordance with IAS 39, and are revalued to fair value at each reporting date.  Fair value is the quoted market price of the specific investments held.  An impairment loss is recorded in the income statement if there is a significant or prolonged decline in the value of an investment below its original cost, as reduced where applicable by cumulative impairment losses recorded in prior periods.  Unrealised revaluation gains are recorded in shareholders’ equity, except to the extent that they reverse impairment losses recorded on debt investments in prior periods.  When an investment is sold, revaluation gains and losses are transferred from shareholders’ equity and recognized in the income statement.  Regular way purchases and sales of marketable securities are recognized at settlement date.

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

In certain markets, factoring is within the normal course of business.  Factoring arrangements which transfer to a third party substantially all the economic risks and rewards associated with accounts receivable are accounted for by derecognizing the accounts receivable on receiving the cash proceeds of the factoring arrangement.  Factoring arrangements which transfer to a third party some, but not all the economic risks and rewards are accounted for by continuing to recognize Syngenta’s continuing rights over the receivable and by recognizing any related obligation to the third party.

Other current assets
Other current assets include derivative financial instruments with positive fair values at the balance sheet date.  Derivative financial instruments are recorded at cost when Syngenta becomes a party to the instrument.  They are revalued to fair value at each reporting date.  Both realized gains and losses and unrealized revaluation gains and losses are recorded in the income statement as they arise unless the instrument has been formally designated as a hedge of a risk or exposure associated with a forecast transaction which has not yet affected the income statement, or with the group’s net investment in a subsidiary, and the IAS 39 conditions for applying hedge accounting are met.  Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Hedge accounting is applied as follows:

Gains and losses on foreign exchange forward contracts which cover existing foreign currency receivables and payables, are included in “currency gains/(losses), net” within the income statement, together with the gains and losses on the receivables and payables.

Financial Statements

Gains and losses on instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction affects profit or loss. At that time, the hedging gains and losses are transferred to the income statement and classified either within financial expense, net or within operating income, depending on whether a financing or a trading exposure is being hedged. Subsequent movements in the fair value of such hedges are recognized in profit or loss. Gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the related third party foreign currency transactions or flows are recognized in profit or loss. Gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in profit or loss, and are classified within financial expense, net. Gains and losses on commodity derivatives are classified within cost of goods sold.

Gains and losses on instruments that hedge foreign currency translation risks from net investments in foreign operations are recognized in equity until disposal of the underlying investment. Gains and losses on hedges of the fair value of bond liabilities are included in financial expense, net where they offset changes in the fair value of the underlying debt.

The fair value of publicly traded derivatives is based on quoted market prices of the specific instruments held at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as option pricing models, are used to determine fair value for the remaining financial instruments.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in shareholders’ equity. The gain or loss is recognized in profit or loss when the committed or forecasted transaction is recognized. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately recorded in profit or loss.

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

Sale and leaseback transactions
Property, plant and equipment is generally recorded as sold, and profit on disposal recognized, when legal title passes to the purchaser.  If Syngenta leases back the sold assets, profit is recognized when legal title passes, if the leaseback is classified as an operating lease.  If the leaseback is a finance lease, the profit on sale is recognized over the term of the leaseback agreement.

Intangible assets other than goodwill
Intangible assets, except for goodwill, are valued at cost less accumulated amortization and any impairment losses. All intangible assets other than goodwill are assigned a finite life.  Cost for acquired assets represents the purchase price including transaction costs.  Cost for internally generated assets, such as software, represents direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management.

Intangible assets are amortized on a straight-line basis over the following estimated useful lives, starting from the date the asset is ready for use:

Product rights and related supply agreements	5 to 20 years
Trademarks and patents	10 to 20 years
Software	3 to 5 years
Customer relationships	10 to 15 years
In process Research and Development	10 to 11 years
Others	3 to 15 years

Useful lives of product rights are determined based on the period over which the asset is expected to generate economic benefits for Syngenta (“economic life”).

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

Under IFRS 3, “In-Process Research & Development (IPR&D)”, is valued as part of the process of allocating the purchase price in a business combination. IPR&D is recorded separately from goodwill. It is assessed for impairment annually until it has been successfully developed and is available for use.  It is then amortized over its useful life. IPR&D on business combinations agreed before March 31, 2004, to which IFRS 3 has not been applied, is included in goodwill for IFRS purposes.

Assets attributable to long-term supply agreements are amortized as part of cost of goods sold over the period of the supply agreement.

Purchased software licences are amortized on a straight line basis over the remaining licence term.  Internally developed software is amortized from the date the related system goes live, over the period until it is expected to be replaced or significant costs are expected to be incurred to upgrade it.

Useful lives of intangible assets are reviewed annually.

A one year reduction in the useful lives of all intangible assets other than software would increase amortization expense by US$12 million.

Financial Statements

Goodwill
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is recognized as an asset and presented within intangible assets. Goodwill is not amortized, but is tested annually for impairment and reduced by any impairment losses. Goodwill related to acquisitions between January 1, 1995 and March 31, 2004 was previously amortized over estimated useful lives of up to 20 years, until December 31, 2004. This goodwill is now tested annually for impairment and is valued at its January 1, 2005 carrying amount less any subsequent impairment losses. Goodwill relating to acquisitions before January 1, 1995 has been and remains fully written off against shareholders’ equity.

Impairment of non-current assets
Non-current assets, other than those classified as held-for-sale, are tested for impairment in accordance with IAS 36.  Goodwill, and intangible assets which are not yet ready for use, are tested annually.  Other non-current assets are reviewed annually to determine whether events or changes in conditions indicate that the carrying amount of the asset may not be recoverable.  If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of the asset’s fair value less selling costs and value-in-use, which is the present value of the cash flows expected from the asset’s use and eventual disposal.  An impairment loss is recorded in the income statement to the extent that the carrying amount of the asset exceeds its recoverable amount.  Impairment losses are not reversed for goodwill, but are reversed for other assets if their recoverable amount increases subsequently.

Other financial assets
Debt investments with more than twelve months until maturity, and equity investments in other entities over which Syngenta has neither control nor significant influence, are classified as available-for-sale in accordance with IAS 39.  They are accounted for as described above under ‘Marketable Securities’.  Impairment losses on equity securities are not reversed if their fair value increases after an impairment loss is recorded.  Loans and receivables are recorded at amortized cost, less impairment losses.  Prepaid pension assets are accounted for in accordance with IAS 19.

Non-current assets held for sale
Non-current assets, and groups of assets, are reclassified as held for sale when a sale within one year is highly probable and the assets are available for immediate sale in their present condition. Property, plant and equipment and intangible assets held for sale are remeasured at the lower of fair value less costs to sell or the carrying amounts at the date they meet the held for sale criteria and depreciation and amortization ceases. Any resulting impairment loss is recognized in profit or loss.

Financial debts
Financial debts are recognized initially at cost, which is the proceeds received on incurring the debt, less transaction costs.  Subsequently, financial debts are stated at amortized cost using the effective interest method, except where subject to a fair value hedge relationship.  Financial debts are classified as current if the debt agreement terms in force at the balance sheet date require repayment within one year.  Otherwise, they are classified as non-current.

Other current liabilities
Other current liabilities include derivative financial instruments with negative fair values at the balance sheet date.  The accounting treatment of derivative financial instruments is described above under ‘other current assets’.

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to third parties as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.  The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date.  If the effect of discounting is material, provisions are measured by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability with one or more other parties, no provision is recognized to the extent that those other parties are expected to settle part or all of the obligation.  Syngenta self-insures or uses a combination of insurance and self-insurance for certain risks.  Provisions for these risks are estimated in part by considering historical claims experience and other actuarial assumptions.

Environmental provisions
Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date. Environmental liabilities are discounted if the impact is material and if cost estimates and timing are considered reasonably certain.  Environmental costs are capitalized as part of property, plant and equipment where they are expected to increase the economic benefits flowing from the use or eventual disposal of the asset, or when they represent an obligation to remediate at the end of the asset’s life and are recoverable from future economic benefits of using the asset. In all other cases, they are expensed.  Environmental costs, unless related to restructuring, are included in cost of goods sold.

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

Pension and other post-retirement benefits
Syngenta accounts for its pension and post-retirement healthcare benefit obligations using the 10% corridor method permitted by IAS 19.  Under this method, benefit expense charged to the income statement is the cost to Syngenta of the increase in benefits earned by employees in the period, measured using the projected unit credit actuarial method, less the expected return on plan assets in externally funded plans.  Both the benefit cost and expected asset return are based on long-term economic assumptions.  The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs.  Assumptions are reviewed annually.  Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are amortized as part of benefit expense over the remaining expected employee service period to the extent that they fall outside the corridor. The corridor is 10% of the benefit obligation or plan assets, whichever is higher.  Plan assets are measured at market value at the balance sheet date.  Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over remaining expected service if the benefits do not vest until retirement. If benefits vest immediately following the plan amendment, the related past service costs are recognized immediately in profit or loss.  If benefit plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Employee share participation plans
The fair value of equity-settled share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award and the award has been approved by the Compensation Committee. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of share awards and unvested shares, which do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled during the deferral or vesting period. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options which actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members’ choice is known. The terms of the relevant share plan with such an alternative are such that the fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

Financial Statements

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

Treasury shares
Share capital includes the par value of treasury shares held by Syngenta which have not been cancelled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

Derivative instruments over Syngenta AG shares
Purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation schemes, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders’ equity at fair value at the date the instrument is issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in equity. For put options granted to shareholders which meet the above criteria, a liability is recorded at the grant date equal to the amount payable on exercise, discounted where the time value of money is material. Shareholders’ equity is reduced by the same amount. On exercise of the put option, this liability is eliminated through the repurchase of shares. Options which do not meet the above criteria are accounted for as derivative financial assets or liabilities, and revalued to fair value, with gains and losses recognized in profit or loss.

Application of critical accounting policies
Impairment
For the purposes of assessing impairment, assets are grouped at the lowest level at which there are independent cash inflows. This level is described as a cash generating unit (CGU). Each CGU contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights. The way in which assets are grouped to form CGU’s and are related to cash flows may in certain circumstances affect whether an impairment loss is recorded. Generally, the higher the level at which independent cash flows are identified, the less likely it is that an impairment loss will be recorded, as reductions in one cash inflow are more likely to be offset by increases in other cash inflows within the same CGU.

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a material extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows, because the international nature of the supply chain results in the benefits from stronger local sales being shared with supplying subsidiaries. Conrad Fafard, Inc., (Fafard) acquired during 2006, has been treated as a separate CGU, although a portion of the Fafard goodwill has been allocated to the Crop Protection segment for impairment testing reflecting synergies with Syngenta’s chemical products.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta’s Corn and Soybean business in NAFTA1 and the rest of the world are regarded as two separate CGUs.  Following the Garst and Golden Harvest acquisitions and a series of specific licence acquisitions, cash inflows for NAFTA Corn and Soybean are considered largely independent of the corresponding cash inflows for Corn and Soybean in the rest of the world.

1 NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

Foreign currency translation of intercompany funding
Syngenta uses several different forms of financing to fund the operations of its subsidiaries, depending on the requirements of each subsidiary and legal and fiscal requirements in the countries of the lending and borrowing subsidiary. Where loans are made between two subsidiaries with different functional currencies, currency translation differences arise in one or both subsidiaries. In accordance with IAS 21, in cases where these loans are considered part of Syngenta’s net investment in the subsidiary, all currency translation differences are recognized in shareholders’ equity. As market conditions and the circumstances of the subsidiaries change over time, these loans may be repaid in part or in full, IAS 21 requires the currency translation differences to be recycled from shareholders’ equity and included in profit or loss when a loan is repaid, and also if the subsidiary’s operations are abandoned or divested. Loans made to finance working capital are not accounted for by Syngenta as part of its investment in a subsidiary, and all currency translation differences on such loans are recognized in profit or loss as they arise. Loans are only considered part of Syngenta’s net investment in the subsidiary where they are not expected to be repaid in the foreseeable future. If a loan is partially repaid, but the remaining loan balance is not expected to be repaid in the foreseeable future, Syngenta recycles the cumulative currency translation difference in proportion to the loan principal amount repaid, compared to the total amount outstanding before the repayment. For the years ended December 31, 2007, 2006 and 2005, the amount of currency translation differences recycled into net income were gains of US$ nil million, US$44 million and losses of US$11 million respectively.  Recycled amounts are presented within financial expense, net in the income statement.

Post-employment benefits
IAS 19, “Employee Benefits”, (revised 2004) allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred, and requires them to be amortized over future employee service only to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition, either within or outside the income statement is also permitted. In common with the majority of European IFRS preparers, Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition within or outside income, the unrecognized losses of US$542 million for pensions and US$50 million for other post-retirement benefits disclosed in Note 27 below would have been recognized in, and would have reduced, previous years’ results of operations or retained earnings respectively.

Under the corridor method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings.  Amortization expense for unrecognized actuarial losses was US$32 million, US$41 million and US$28 million for 2007, 2006 and 2005 respectively.

During 2006, Syngenta and the Trustees of its UK Pension fund changed the rules of the fund to allow members to take advantage of the increased tax-free lump sum benefits which the UK Finance Act 2004 now allows to be taken when they start to receive retirement benefits. Syngenta has valued its UK pension liabilities on the assumption that most members will take the larger maximum lump sum which is now permitted, and will consequently receive a lower annual pension. Syngenta has accounted for this change as a reduction in its pension obligation for IFRS. A gain of US$45 million was recorded in 2006 net income.

Segmental reporting
Syngenta’s Business Development reportable segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment. Syngenta will continue to review its reportable segments on an annual basis to determine whether additional segments should be separately identified and reported.

Critical accounting estimates
Impairment review
Goodwill at December 31, 2007 was US$1,241 million of which US$851 million is allocated to Crop Protection and US$390 million to Seeds. Other intangible assets, mainly representing product rights, were US$1,553 million, of which US$1,327 million is allocated to Crop Protection and US$222 million to Seeds.  US$4 million is allocated to Business Development and is included within Assets held for sale.

Of the Crop Protection goodwill of US$851 million, US$549 million arose on acquisition of Zeneca agrochemicals business, and US$55 million on increasing Syngenta’s ownership of Syngenta India Ltd. This goodwill has been reviewed at the total Crop Protection level, because this is the lowest level at which Syngenta monitors this goodwill for internal management purposes. US$247 million of goodwill which arose on other acquisitions has been reviewed as part of various individual CGUs. Of the Seeds goodwill, US$317 million arose on the acquisition of Garst and Golden Harvest, and has been reviewed as part of the Seeds NAFTA Corn and Soybean CGU.

Financial Statements

The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGU’s to which the goodwill is allocated.  The recoverable amount of all material intangible assets and property, plant and equipment has also been based on its value in use.

The discount rate used to discount the estimated future cash flows included in the value in use calculations are based on Syngenta’s estimated weighted average cost of capital (WACC).  This is considered to include market estimates of industry sector risk premium, as Syngenta’s Crop Protection and Seeds business both operate mainly in the agricultural sector and its non-agricultural Professional Products business is not considered a separate CGU according to the IAS 36 definition.  Because Syngenta’s CGU’s either reflect the global nature of its Crop Protection and Seeds businesses, or are located in low risk countries it is also not considered necessary to apply a country risk premium.  The pre-tax discount rates used were 10% to 12% (2006: 10%, except for one CGU where 25% was used; 2005: 8% to 10%).  The outcome of the impairment test was not sensitive to reasonably likely changes in the discount rate in the periods presented.

In determining value in use it is also necessary to make a series of assumptions to estimate future cash flows. The main assumptions include future sales prices and volumes, the future development expenditure required to maintain the product’s marketability and registration in the relevant jurisdictions and the product’s life. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products.

Reduction in forecast sales within management’s 5 year forecast horizon compared to forecast sales in the previous year’s 5 year forecast cycle are considered an indicator of market related impairment for CGU’s to which no goodwill is allocated, and detailed impairment tests are then also performed.  Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of, or restrictions placed upon, product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site.  Higher discount rates of up to 16% are used to test property, plant and equipment for impairment in the case of restructuring, because of the higher risk associated with remaining cash flows when operations are being physically relocated.  The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs.  Impairments of US$36 million, US$72 million and US$22 million were recorded because of restructuring in 2007, 2006 and 2005 respectively.

IAS 36 requires impairments to be reversed if the recoverable amount increases in a period after an impairment loss is recorded.  Potential future alternative uses for property, plant and equipment affected by restructuring are considered before an impairment loss is recorded.  Because asset use is reviewed frequently, decisions on asset use may change in line with improvements in market conditions, resulting in reversal of impairment losses.  In 2007, impairment losses of US$19 million were reversed due to changes in asset use for property, plant and equipment impaired in 2006 as a result of a product divestment.

The cash flow forecasts which support the US$317 million carrying amount of goodwill in the Seeds NAFTA Corn and Soybean business show short-term cash outflows caused by new product development and marketing costs for Syngenta’s trait portfolio, followed by positive cash flows in later years.  The forecasts assume that; by 2017, US total corn and soybean acreage will have increased; average market price per unit for corn and soybean will have increased from 2007 levels;  Syngenta will have achieved prices equal to the market average; Syngenta will obtain registration early in the next decade for a full portfolio of its own proprietary traits; and that these new products will enable growth in total corn and soybean sales of over 10% per year from their introduction onwards, taking into account sales of products which they will replace.  These cash flows represent Syngenta’s best estimate of the outcome of the product development and introduction. However, as with all investments, there can be no absolute guarantee of success. If there are significant delays in development and launch of new products, that Syngenta is not able to offset by alternative available products, a future impairment test of this goodwill may result in impairment losses being recorded. Because of the number of variables and the potential range of values for those variables, which are inputs for the cash flow forecasts, Syngenta is unable to quantify accurately the amount of any potential future impairment loss which might be recorded.

The European Community Court of First Instance (CFI) decided on July 11, 2007, to annul the EU registration in 2003 of the herbicide paraquat. The decision related to the way in which the re-registration procedure was handled and to the manner in which the Commission interpreted the relevant laws and applied them to its analysis of the data. At no stage did the CFI find that paraquat was an inherently unsafe or dangerous product. Syngenta announced on October 9, 2007 that it will re-apply for a new EU registration, but that due to major changes in regulatory requirements since the last application was submitted, this new application was likely to take at least two years. Syngenta markets paraquat under the brand name Gramoxone®. Syngenta has treated the annulment of the registration as an indicator of impairment and has tested its paraquat CGU for impairment. The cash flow forecasts which support the US$257 million carrying amount of intangible assets and property, plant & equipment in the paraquat CGU assume that re-registration is obtained and that any change in future cash flows compared to 2007, which is caused by the annulment of the registration, will be offset by increased sales of paraquat in other regions.

Adjustments for doubtful receivables
Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as “bad debts”. Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce.  Syngenta’s products are consumed mainly by growers and the timing and amount of cash inflows received by growers may be impacted by crop yields and prices which can vary from year to year.  Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful debts, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 10 below, the provision for doubtful receivables at December 31, 2007 amounted to US$343 million, or 13%, (2006: US$368 million (16%); 2005: US$359 million (16%)) of total trade accounts receivable of US$2,729 million (2006: US$2,370 million; 2005: US$2,224 million). The reduced percentage for 2007 reflects the favorable effect on collections of strong market conditions and crop prices, as well as an increase in write-offs of receivables already provided for in prior years. In the same note, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of Syngenta’s past estimates.

Environmental provisions
When an obligation is first identified to clean-up one of Syngenta’s manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly before or during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta’s most significant manufacturing assets are located in Switzerland, the UK, and the US. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2007 are set out in Note 22 below. Environmental remediation costs incurred at certain sites may be recoverable from former owners of those sites under warranties obtained by Syngenta when it purchased the sites.  IAS 36 requires reimbursements of a provision to be recognized only when they are virtually certain to be received.  No reimbursements are recognized if the third parties are disputing the reimbursement.  Details of reimbursements recorded by Syngenta are given in Note 22 below.  Details of litigation associated with reimbursements claimed by Syngenta in relation to environmental costs incurred at its Greens Bayou site are given in Note 30.

A charge to environmental provisions of US$87 million was recorded in 2007 largely relating to certain third party sites with shared liability.  Recent proposals have been made suggesting remediation of the existing contamination in preference to monitoring and containment.  Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided.  Taken together, the provision at December 31, 2007, for these sites is approximately 29% of total environmental provisions of US$458 million which included US$8 million classified as restructuring.  The top ten exposures, which cover sites in the US, Switzerland and the UK, cover approximately 70% of the total environmental provisions.  In the opinion of management, reasonably possible increases in the provisions of these sites collectively would not exceed 25% of the total environmental provision recognized at December 31, 2007.

At Syngenta’s Monthey, Switzerland production site, planning has commenced for the activities needed to remediate groundwater and soil contamination that exists under and around the site, including control and monitoring activities.  The responsibility for these activities lies with Syngenta and one other chemical enterprise.  In management’s opinion, based on the current plans, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation.

Financial Statements

Post-employment benefits
The assumptions used to measure the expense and liabilities related to Syngenta’s defined benefit pension plans are reviewed annually.  The measurement of the expense for a period and of the benefit obligation at the period end requires judgement with respect to the following matters, among others:

-   the probable long-term rate of increase in pensionable pay;
-   the probable average future service lives of employees;
-   the probable life expectancy of employees;
-   the mix of investments in funded pension plans in the period;
-   the expected future rate of return on the investments in funded pension plans, and how that rate will compare with the market rates of return which were observed in past economic cycles.

Post-employment benefit expense for 2008 will be determined based on the same discount rate, salary and pension increase, mortality, disability and employee turnover assumptions as used in valuing the benefit obligation at December 31, 2007, and on the assumed long-term expected rate on pension plan assets. These key assumptions are disclosed in Note 27 below, as are the experience variances which arose in the past five years between actual outcomes and the assumptions applied in each respective year. Assumptions used to value the benefit obligation as at December 31 are reviewed annually, and updated based on actual experience when appropriate. In this five year period, variances were caused principally by external financial market movements in the corporate bond yields used to benchmark the discount rate, and in asset prices which affected the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 27 to the financial statements, as of December 31, 2007:

(US$ million)	Increase/(reduction) In 2008 Pre-Tax Pension Expense	Increase/(reduction) in December 31, 2007 Projected Benefit Obligation
25 basis point decrease in real discount rate	20	191
25 basis point increase in real discount rate	(16)	(187)
25 basis point decrease in expected return on assets	11	-
25 basis point increase in expected return on assets	(11)	-

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Syngenta’s reported pension liabilities increased in 2005, as interest rates and bond yields fell, but have reduced in 2006 and 2007 as bond yields have risen. Syngenta uses yields in AA rated corporate bonds to select the discount rate. Syngenta increased the nominal discount rate for its UK pension fund by 60 basis points to 5.7% (2006: 5.1%; 2005: 4.8%) based on the iBoxx 15 year Corporate bond index.  As limited price inflation indexation of pensions in payment and deferred pension rights is required by UK pension regulations, Syngenta’s UK pension fund rules require these to be increased by the lower of 5% or the actual price inflation as measured by the UK Retail Price Index (RPI). Therefore, the change in real discount rates (the nominal discount rate less the expected long-term rate of price inflation) is a more relevant indicator than the nominal discount rate. The real discount rate for the UK fund increased in 2007 by 20 basis points to 2.5% (2006: 2.3%; 2005: 2.2%) less than the increase in nominal rates because long-term price inflation assumptions have increased. For Syngenta’s Swiss and US pension funds, nominal discount rate is a more relevant indicator, because inflation linked increases to pensions are not legally required in either country, nor are they required by the rules of the funds. The discount rate for the Swiss pension liabilities increased in 2007 by 50 basis points to 3.5% (2006: 3.0%; 2005: 2.75%). The rate is based on the Bloomberg 15 year AA Swiss corporate bond index. The discount rate for the US pension liabilities increased in 2007 by 25 basis points to 6.0% (2006: 5.75%; 2005: 5.5%). The rate is based on Moody’s US AA Corporate bond indices.

In 2007, as in 2006, the actual return on pension plan assets exceeded Syngenta’s long-term expected rate of return assumptions for the UK and US plans. This was also true of the UK plan for 2005, although in 2005 the actual return for the US plan was lower than expected return. In Switzerland, the 2007 asset return was marginally negative, as Swiss financial markets generally experienced lower returns than UK or US markets.  The expected return on assets assumed by Syngenta in measuring pension expense for funded pension plans takes account of the actual mix of assets held in the plans, and is developed with input from Syngenta’s actuaries based on their review of expected returns for each class of assets. Comparisons to expected returns used by peer companies are also considered. In December 2005, Syngenta made special lump sum contributions to its UK and US pension plans totalling US$350 million. During 2006 and 2007, the pension plans used these funds partly to invest in return seeking assets such as long/short equity hedge funds and private equity funds and partly to support interest rate and, in the UK, inflation swaps to reduce the effect of changes in interest and inflation rates on the assets and liabilities of the fund. Market assumptions about the expected long-term return on equities have increased because of continued strong equity markets, and assumptions about returns on fixed interest investments have increased in line with market movements in bond yields. The expected long-term rate of return assumption used to calculate UK pension expense was 5.8% for 2007 (2006: 5.5%). This 30 basis point increase reduced 2007 pension expense by US$7 million compared to 2006. The expected return assumption for the Swiss and US plans for 2007 were maintained at 4.75% and 7.25%, as in 2006.

In recent years, longevity has increased in all major countries in which Syngenta sponsors pension plans.  Syngenta’s mortality assumptions are set after considering the most recent statistics available, and whether any trends apparent from these statistics are likely to continue into the future. UK citizens born between 1928 and 1945 currently show lower mortality than those born before or after this period.  Syngenta has assumed that the mortality of this section of its UK pension fund members will continue to be lower than that of older members at the equivalent age until 2018. This is referred to as the “medium cohort effect”. Syngenta has also assumed that the recent trend of increasing longevity will continue into the future, so that the pension which will become payable to younger members on their retirement will be paid for longer than older members’ pensions. Mortality assumption changes made in 2006 increased the projected benefit obligation at December 31, 2006 by US$73 million for the UK fund. The mortality assumptions used to value the Swiss pension liabilities were updated in 2006. This increased the projected benefit obligation at December 31, 2006 by US$32 million. Syngenta’s US pension plan gives members lump sum or annuity benefit payment options. When valuing the US pension liabilities in these financial statements, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, in current conditions, this results in a higher liability than the annuity option. Mortality after retirement is not relevant to the lump sum option. US mortality assumptions applied in valuing the liability for pensioners in payment of annuities were last updated in 2005, with the result that pension liabilities increased by approximately US$10 million.  In accordance with Syngenta’s IAS 19 accounting policy, the increases in pension liability mentioned above have a deferred effect on Syngenta’s IFRS net income. The changes are fully included in the benefit obligation figure reported for each plan in Note 27 to the financial statements. In the opinion of Syngenta management, the 2007 valuations of the benefit obligation for each plan reflect the most likely outcome, based on the latest available evidence. As new evidence becomes available in the future, further adjustments to the benefit obligation may be required. Syngenta will continue to review its mortality assumptions annually.  No further changes to mortality assumptions were made in 2007.

Principally as a result of the factors mentioned above, the funded ratio improved during 2007 for the UK plan from 95% to 102%, for the main US plan from 100% to 107% and for the Swiss plan from 98% to 100%. The overall funded ratio for the three plans improved from 96% to 102%.

Where members have a choice of when they start drawing retirement benefits, or a choice between receiving benefits in the form of a lump sum or as annual pension, Syngenta has valued its pension liabilities on the assumption that the choices made by members who will retire in future will be consistent with choices made by members who have retired recently.

Restructuring
In February 2004 and in February 2007, Syngenta announced restructuring programs known as “Operational Efficiency”. An element of these programs involves the rationalization of production sites, including the relocation of certain manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded, in 2008 and future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year. At December 31, 2007, Syngenta’s balance sheet included property, plant and equipment with a net book value of US$2,138 million, as disclosed in Note 13 below.

Deferred Tax Assets
Tax losses are recognized as deferred tax assets when it becomes probable that they will be utilized. At December 31, 2007, Syngenta’s balance sheet included deferred tax assets of US$69 million for net operating losses, as disclosed in Note 16 below. Based on the taxable profit forecasts approved by management, Syngenta considers it is more likely than not that these tax losses will be recovered.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based upon the level of historical taxable

Financial Statements

income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as, at December 31, 2007, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced, or rulings by the tax authorities are unfavorable.  Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters.  Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

The principal jurisdiction where deferred tax assets have not been recognized is Brazil.  In 2005 and 2006, no deferred tax assets were recognized for Brazil.  In 2007, as a result of improved local profitability, Syngenta has recognized US$33 million of deferred tax assets, which reduced the Group effective tax rate by 3%. Syngenta's Crop Protection subsidiary can offset tax losses carried forward against future taxable profits without time limit, but the amount of the loss which may be offset in any one year is limited to 30% of the taxable profit in that year. Syngenta has made a corresponding restriction in the amount of deferred tax asset recognized at December 31, 2007 for this subsidiary.  The restriction effectively means that in order to utilize its tax losses in full, Syngenta must earn an amount of future taxable profits much greater than the amount of tax losses carried forward.  Syngenta's Seeds subsidiary in Brazil is subject to the more favorable rules for agricultural businesses and this restriction does not apply.  The deferred tax asset for that subsidiary has been recognized in full.

Uncertain tax positions
Syngenta’s policy is to comply fully with applicable tax regulations in all jurisdictions in which Syngenta’s operations are subject to income taxes. However, Syngenta and the relevant tax authorities may have different interpretations of how the regulations should be applied to actual transactions.

Syngenta’s estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by Syngenta’s subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include Syngenta’s best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which Syngenta may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense, net income, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta’s estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions taken by each tax authority.  At December 31, 2007, Syngenta’s balance sheet included assets of US$88 million and liabilities of US$512 million, shown separately on the face of the balance sheet, for current income taxes.

Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain are international, and intellectual property rights owned by Syngenta are used internationally within the group. Transfer prices and charges for products and services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates.  In 2007, new enquiries were received from tax authorities relating to one cross border arrangement.  The net increase in the liability for uncertain positions in 2007 reflects this, as well as estimates of liabilities for 2007 activity.  The liability for uncertain positions which Syngenta expects to be resolved in 2008 is less than 20% of total recognized current income tax liabilities.

3. Changes in the scope of consolidation
The following significant changes were made during 2007, 2006 and 2005.

Acquisitions 2007
Between  April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta has increased its shareholding in SIL from 84% to 95%, at a cash cost of US$66 million.  SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007.  Goodwill on this transaction was US$50 million.  The most important factors contributing to the recognition of goodwill were the economies of scale that Syngenta expects to achieve in its global marketing, selling and distribution operations, research and development activities, and product supply chain by consolidating the operation of SIL with other wholly owned Indian Syngenta subsidiaries, and making greater future use of SIL as a manufacturing and research and development centre for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation, which consist of peat extraction rights over certain land in Manitoba, Canada.  On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta acquired 100% of the business of the Fischer group of companies through purchases of shares and assets.  The Fischer group of companies specializes in the breeding and marketing of flower crops.  On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of vegetable crops, including tomato, pepper and melon.  Cash paid to date on these acquisitions is US$108 million subject to final purchase price adjustments.  Goodwill on each acquisition has been provisionally estimated at a combined total of US$34 million.  Purchase accounting will be finalized in 2008, due to the complexity and timing of the acquisitions and the geographical diversity of the entities acquired.  The principal issues awaiting finalization are the valuation of intangible assets, measurement and recognition of income taxes and confirmation of the cost of acquisition.  Direct acquisition costs were US$6 million.  A net loss of US$4 million has been included in the consolidated income statement in respect of the post-acquisition period.

The assets and liabilities recognized in these business combinations and acquisitions of minority interests in 2007 were as follows:

(US$ million)	Carrying amount	Fair value adjustments (provisional)	Fair values (provisional)
Cash and cash equivalents	8	-	8
Trade receivables	46	(1)	45
Other receivables	5	-	5
Other current assets	3	-	3
Inventories	13	21	34
Property, plant and equipment	45	(4)	41
Intangible assets	25	61	86
Deferred tax assets	1	-	1
Other financial assets	1	-	1
Trade accounts payable	(54)	-	(54)
Financial debts	(47)	-	(47)
Current income taxes payable	(10)	-	(10)
Other current liabilities	(12)	-	(12)
Provisions	(4)	(1)	(5)
Deferred tax liabilities	-	(18)	(18)
Net assets acquired	20	58	78
Minority interest acquired	15	2	17
Syngenta AG shareholders’ interest	35	60	95
Purchase price			179
Goodwill			84
The following unaudited pro forma figures have been prepared as though the acquisition date for the above acquisitions had been January 1, 2007:

(US$ million)	2007
Syngenta consolidated pro forma sales (unaudited)	9,332

Syngenta consolidated pro forma net income (unaudited)	1,116

Financial Statements

It has been impracticable to determine the 2007 pro forma net income of Fischer because the Fischer group did not prepare consolidated financial statements before its net assets were acquired by Syngenta, and not all of the information that would be required to prepare pro forma net income for the pre-acquisition period in 2007 is available to Syngenta.  Fischer pro forma net income for 2007 has been assumed to be US$ nil for the purposes of the above disclosure.

Acquisitions 2006
On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (“EGV”), for cash. On August 1, 2006, Conrad Fafard, Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders. In addition, Syngenta settled US$14 million of financial debts and certain other liabilities of Fafard on August 2, 2006. Goodwill arising on the EGV acquisition was US$3 million. Goodwill arising on the Fafard acquisition was US$43 million, revised from US$36 million provisionally estimated at December 31, 2006 because of refinements made on finalizing the valuations of certain acquired intangible assets and property, plant and equipment.  On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders (LRPB) that it did not already own. LRPB has been accounted for as an asset held for resale until divested in November 2007. The aggregate cash cost of these acquisitions was US$148 million including direct acquisition costs of US$3 million. The assets and liabilities recognized in these business combinations were as follows:

(US$ million)	Pre-acquisition carrying amount	Adjustments	Fair values
Cash and cash equivalents	2	-	2
Trade receivables	16	-	16
Other receivables	1	-	1
Other current assets	1	-	1
Inventories	23	11	34
Property, plant and equipment	31	5	36
Intangible assets	1	60	61
Deferred tax assets	2	8	10
Other financial assets	1	-	1
Assets held for resale	-	-	-
Trade accounts payable	(6)	-	(6)
Financial debts	(16)	-	(16)
Current income taxes payable	1	-	1
Other current liabilities	(2)	-	(2)
Provisions	(4)	-	(4)
Deferred tax liabilities	(3)	(32)	(35)
Net assets acquired	48	52	100

In respect of Fafard, the most important factors contributing to the recognition of goodwill were the ability to combine Fafard’s peat products with Syngenta’s chemical products to present an enhanced offer to customers via Syngenta’s distribution network, and the barriers to entry into the peat extraction business.

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

Purchase Price Allocation
In allocating the purchase price for the above acquisitions in 2007, 2006 and 2005, brand names were valued using an income approach based on the Relief from royalty (RFR) method.  The royalty rates applied were selected considering available market data.  Customer relationships were valued using an income approach, Product rights and IPR&D were valued using an income approach based on the RFR method and, where appropriate, the residual profit method.  Royalties of licences of similar product rights were also considered.

Divestments 2007
On November 2, 2007, Syngenta sold a controlling equity interest in LRPB to Pacific Seeds Australia, an associate of United Phosphorus Ltd., for US$11 million, part of which is subject to achievement of performance targets over the period 2008 – 2011.   Syngenta retains a non-controlling equity interest in LRPB.

4. Segmental breakdown of key figures 2007, 2006 and 2005
Syngenta is organized on a worldwide basis into three reporting segments.

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

Business Development
Syngenta’s Business Development reportable segment (formerly Plant Science) is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of animal feed products, technology based on research into enzymes, and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Except for the US$50 million non-recurring change of control payment received from Delta and Pine Land in 2007 relating to the license for Syngenta’s VipCot technology, Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment.

General
Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IFRS 8, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents), current assets and liabilities directly associated with financing (mainly derivatives) and deferred and current taxes.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

Financial Statements

Transactions between segments are priced based on the third party selling prices achieved by the purchasing segment and an allowance for selling and distribution profit margins for the purchasing segment.

2007 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	7,281	1,954	5	-	9,240
Royalty income	4	64	-		68
Total segment sales	7,285	2,018	5	-	9,308
Less sales to other segments	(68)	-	-	-	(68)
Third party segment sales	7,217	2,018	5	-	9,240
Cost of goods sold	(3,537)	(1,123)	(6)	(3)	(4,669)
Gross profit	3,680	895	(1)	(3)[1]	4,571
Marketing and distribution	(1,167)	(465)	(6)	-	(1,638)
Research and development	(496)	(283)	(51)	-	(830)
General and administrative	(516)	(125)	37	-	(604)
Restructuring and impairment	1	(38)	2	-	(35)
Operating income/(loss) - continuing operations	1,502	(16)	(19)	(3)	1,464
Included in the above operating income from continuing operations are:
Personnel costs	(1,391)	(520)	(17)	-	(1,928)
Depreciation of property, plant and equipment	(182)	(46)	(2)	-	(230)
Impairment of property, plant and equipment	(19)	(1)	-	-	(20)
Amortization of intangible assets	(140)	(28)	-	-	(168)
Impairment of intangible assets	(22)	6	-	-	(16)
Income/(loss) from associates and joint ventures	4	(1)	-	-	3
Other non-cash items including charges in respect of provisions	(177)	(55)	-	-	(232)
Total assets	9,117	2,513	96	1,554	13,280
Total liabilities	(3,029)	(881)	(6)	(3,323)	(7,239)
Included in total assets are:
Total property, plant and equipment	1,710	411	17	-	2,138
Additions to property, plant and equipment	204	156	2	-	362
Additions to intangible assets	71	147	-	-	218
Total investments in associates and joint ventures	65	24	-	-	89

(1)	Intersegment elimination

Assets and liabilities unallocated at December 31, 2007 are:

(US$ million)	Unallocated
Cash and cash equivalents	503
Income taxes recoverable	88
Financial derivatives (Note 11)	168
Deferred tax assets (Note 16)	639
Marketable securities	102
Other current assets	54
Total assets	1,554
Current financial debt (Note 19)	(399)
Income taxes payable	(512)
Financial derivatives (Note 20)	(33)
Non current financial debts (Note 21)	(1,726)
Deferred tax liabilities (Note 16)	(622)
Other current liabilities	(31)
Total liabilities	(3,323)

2006 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	6,376	1,683	1	–	8,060
Royalty income	2	60	1	–	63
Total segment sales	6,378	1,743	2	–	8,123
Less sales to other segments	(77)	–	–	–	(77)
Third party segment sales	6,301	1,743	2	–	8,046
Cost of goods sold	(3,049)	(894)	(2)	(37)	(3,982)
Gross profit	3,252	849	–	(37)[1]	4,064
Marketing and distribution	(1,037)	(429)	(4)	–	(1,470)
Research and development	(490)	(232)	(74)	–	(796)
General and administrative	(549)	(106)	(13)	–	(668)
Restructuring and impairment	(275)	(38)	12	–	(301)
Operating income/(loss) - continuing operations	901	44	(79)	(37)	829
Included in the above operating income from continuing operations are:
Personnel costs	(1,334)	(472)	(23)	–	(1,829)
Depreciation of property, plant and equipment	(188)	(38)	(3)	–	(229)
Impairment of property, plant and equipment	(22)	–	–	–	(22)
Amortization of intangible assets	(141)	(22)	(3)	–	(166)
Impairment of intangible assets	(43)	–	(3)	–	(46)
Income/(loss) from associates and joint ventures	(2)	–	(9)	–	(11)
Other non-cash items including charges in respect of provisions	(368)	(47)	15	–	400
Total assets	8,466	1,972	142	1,272	11,852
Total liabilities	(2,589)	(726)	(7)	(2,836)	(6,158)
Included in total assets are:
Total property, plant and equipment	1,638	294	25	–	1,957
Additions to property, plant and equipment	232	62	3	–	297
Additions to intangible assets	185	30	-	–	215
Total investments in associates and joint ventures	68	20	1	–	89

1 Intersegment elimination

Assets and liabilities unallocated at December 31, 2006 are:

(US$ million)	Unallocated
Cash and cash equivalents	445
Income taxes recoverable	89
Financial derivatives (Note 11)	39
Deferred tax assets (Note 16)	599
Marketable securities	100
Other current assets	–
Total assets	1,272
Current financial debt (Note 19)	(143)
Income taxes payable	(296)
Financial derivatives (Note 20)	(26)
Non current financial debts (Note 21)	(1,569)
Deferred tax liabilities (Note 16)	(728)
Other current liabilities	(74)
Total liabilities	(2,836)

Financial Statements

2005 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	6,321	1,677	–	–	7,998
Royalty income	9	120	–	–	129
Total segment sales	6,330	1,797	–	–	8,127
Less sales to other segments	(23)	–	–	–	(23)
Third party segment sales	6,307	1,797	–	–	8,104
Cost of goods sold	(3,010)	(940)	–	–	(3,950)
Gross profit	3,297	857	–	–	4,154
Marketing and distribution	(1,106)	(408)	(4)	–	(1,518)
Research and development	(509)	(213)	(100)	–	(822)
General and administrative	(557)	(169)	(16)	–	(742)
Restructuring and impairment	(129)	(50)	(33)	–	(212)
Operating income/(loss) – continuing operations	996	17	(153)	–	860
Included in the above operating income from continuing operations are:
Personnel costs	(1,286)	(415)	(25)	–	(1,726)
Depreciation of property, plant and equipment	(209)	(40)	(3)	–	(252)
Impairment of property, plant and equipment	(22)	2	–	–	(20)
Amortization of intangible assets	(177)	(19)	(2)	–	(198)
Impairment of intangible assets	(3)	–	–	–	(3)
Income/(loss) from associates and joint ventures	–	1	1	–	2
Other non-cash items including charges in respect of provisions	(253)	(49)	(17)	–	(319)
Total assets	8,135	1,820	101	1,348	11,404
Total liabilities	(2,571)	(793)	(25)	(2,584)	(5,973)
Included in total assets are:
Total property, plant and equipment	1,584	264	39	–	1,887
Additions to property, plant and equipment	136	14	4	–	154
Additions to intangible assets	25	15	–	–	40
Total investments in associates and joint ventures	68	21	4	–	93

Assets and liabilities unallocated at December 31, 2005 are:

(US$ million)	Unallocated
Cash and cash equivalents	458
Income taxes recoverable	48
Financial derivatives (Note 11)	79
Deferred tax assets (Note 16)	763
Other current assets	–
Total assets	1,348
Current financial debt (Note 19 )	(514)
Income taxes payable	(323)
Financial derivatives (Note 20)	(40)
Non current financial debts (Note 21)	(847)
Deferred tax liabilities (Note 16)	(834)
Other current liabilities	(26)
Total liabilities	(2,584)

5. Regional breakdown of key figures 2007, 2006 and 2005

2007 (US$ million)	NAFTA	Europe & AME[2]	Latin America	Asia Pacific	Total
Sales[1]	3,108	3,350	1,565	1,217	9,240
Total assets	3,504	6,953	1,548	1,275	13,280
Additions to property, plant and equipment	114	192	23	33	362
Additions to intangible assets	10	160	-	48	218

2006 (US$ million)	NAFTA	Europe & AME[2]	Latin America	Asia Pacific	Total
Sales[1]	2,900	2,917	1,141	1,088	8,046
Total assets (reclassified)	3,228	6,494	1,181	949	11,852
Additions to property, plant and equipment	106	147	15	29	297
Additions to intangible assets	99	116	-	-	215

2005 (US$ million)	NAFTA	Europe & AME[2]	Latin America	Asia Pacific	Total
Sales[1]	2,972	2,973	1,133	1,026	8,104
Total assets (reclassified)	3,135	6,145	1,163	961	11,404
Additions to property, plant and equipment	29	87	15	23	154
Additions to intangible assets	17	19	-	4	40

The following countries accounted for more than 5% of the respective Syngenta totals as at, or for, the years ended December 31, 2007, 2006 and 2005:

(US$ million, except %)	Sales[1]						Total assets
Country	2007	%	2006	%	2005	%	2007	%	2006	%	2005	%
Switzerland	73	1	55	1	59	1	3,714	28	3,953	33	3,991	35
UK	216	2	156	2	175	2	1,024	8	975	8	877	8
USA	2,556	28	2,363	29	2,466	30	3,431	26	2,817	24	2,941	26
France	565	6	497	6	579	7	731	5	553	5	470	4
Brazil	1,039	11	738	9	745	9	1,338	10	984	8	1,082	9
Germany	484	5	407	5	434	5	113	1	117	1	101	1
Others	4,307	47	3,830	48	3,646	46	2,929	22	2,453	21	1,942	17
Total	9,240	100	8,046	100	8,104	100	13,280	100	11,852	100	11,404	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2007	%	2006	%	2005	%	2007	%	2006	%	2005	%
Switzerland	83	23	61	21	31	20	66	30	45	21	18	44
UK	25	7	47	16	25	16	-	-	60	28	-	1
USA	115	31	121	41	26	17	11	5	95	44	17	43
France	22	6	17	6	13	8	-	-	-	-	-	-
Brazil	14	4	10	3	10	7	-	-	-	-	-	-
Germany	7	2	1	-	-	-	7	3	-	-	-	-
Others	96	27	40	13	49	32	134	62	15	7	5	12
Total	362	100	297	100	154	100	218	100	215	100	40	100

1 Sales by location of third party customer
2 AME – Africa and the Middle East

No single customer accounts for 10% or more of Syngenta’s total sales.

Financial Statements

6. Sales
Sales are analyzed by type of sale as follows:

(US$ million)	2007	2006	2005
Product sales	9,172	7,983	7,975
Royalty income	68	63	129
Total	9,240	8,046	8,104

7. Restructuring and impairment
Restructuring and impairment consists of the following:

(US$ million)	2007	2006	2005
Write off or impairment of:
- property, plant and equipment	(20)	(26)	(22)
- intangible assets	(16)	(46)	-
- inventories	(2)	-	(8)
Non-cash pension restructuring costs	6	(3)	-
Total non-cash restructuring costs	(32)	(75)	(30)

Cash costs:
Operational Efficiency
- charges to provisions	(112)	(185)	(85)
- expensed as incurred	(5)	(14)	(40)
Seeds integration
- charges to provisions	(9)	(22)	(29)
- expensed as incurred	-	(14)	(9)
Programs announced before 2004
- charges to provisions	-	3	-
Total cash restructuring costs	(126)	(232)	(163)

Total restructuring costs	(158)	(307)	(193)
Divestment gains	121	6	-
Impairment of financial assets	2	-	(19)
Restructuring and impairment	(35)	(301)	(212)
Reversal of inventory step-up (in cost of goods sold)	(6)	(25)	(24)
Total restructuring and impairment	(41)	(326)	(236)

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

Charges to provisions reflect liabilities associated with restructuring recognized in the year as provisions. Costs expensed as incurred are mainly related to the establishment of common IT systems and transactional processes across the merged group and the relocation of staff and operations as part of the restructuring, which are not recognized until they are incurred in accordance with IAS 37.

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

In 2007 Syngenta continued to incur costs associated with the Operational Efficiency program announced in 2004. Whilst no further initiatives were announced under this program in 2007, charges were incurred related to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004. In 2007 charges for cash costs under this program were US$41 million.

A second Operational Efficiency program was announced in February 2007 and included restructuring in Crop Protection and Seeds. The overall cost of the new program is estimated at US$700 million in cash and US$250 million in non-cash charges in the period up to 2011.  During 2007 US$27 million in cash costs were incurred by Crop Protection including US$14 million relating to the restructuring of the Development function, US$5 million for projects to improve the efficiency of the distribution and manufacturing networks; and US$8 million for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain.  In addition, headquarter and IS restructuring activity incurred costs of US$17 million.  Cash costs in Seeds totalled approximately US$32 million including US$16 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, US$13 million for the exit of an onerous supply contract and smaller amounts to exit unprofitable crops in unprofitable geographies.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Impairments of property, plant and equipment in 2007 consist of accelerated depreciation and asset write-offs from site closures and rationalizations announced prior to and during 2006.  Impairments of US$20 million are net of US$19 million impairment reversal due to proceeds now received or expected on asset disposals.  Impairments of intangible assets largely relate to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.

Divestment gains of US$121 million include US$109 million realized from the sale of a major part of the Rosental site in Basel. Gains of US$11 million were the result of the reversal of an impairment recorded as part of an asset swap in 2006; accelerated depreciation charges of US$5 million and onerous contract charges of US$7 million were also reported in 2007 relating to the same asset swap. Gains of US$13 million were realized on the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 includes reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

In 2006, the Operational Efficiency program announced in 2004 continued, with cash costs of US$60 million recorded in respect of announcements of the consolidation of activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France.  Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection.  The announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world, gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million.

Seeds acquisition integration costs of US$36 million during 2006 were mainly for the ongoing integration of the Seeds NAFTA Corn and Soybean business.

Impairments of US$26 million on property, plant and equipment included accelerated depreciation charges of US$22 million for two sites in NAFTA Crop Protection as well as various other smaller charges.  In addition to the accelerated amortization noted above, intangible asset impairments related to a contract termination and the impairment of a supply agreement.

Reversal of inventory step up in 2006 included the final reversal of the inventory step up on the Garst and Golden Harvest acquisitions and the reversal of the step up on the Fafard and EGV acquisitions.

In 2005, restructuring within the Operational Efficiency program announced in 2004 included the announcement of the closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of US$125 million and asset impairments of US$25 million in the year. Most of this cost related to the Crop Protection segment, with US$3 million in Seeds and US$14 million in Business Development. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of US$38 million in the year, and cost of goods sold was increased by US$24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less cost to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold. In addition, an impairment charge of US$19 million was recorded in respect of investments whose

Financial Statements

book value had fallen below cost for a prolonged period. The majority of the impairment related to Syngenta’s interest in Diversa Corporation (now Verenium Corporation).

8. Income tax expense
Income/(loss) before taxes from continuing operations consists of the following:

(US$ million)	2007	2006	2005
Switzerland	622	311	348
Foreign	797	487	418
Total income/(loss) before taxes and minority interests	1,419	798	766

Income tax expense on income/(loss) from continuing operations consists of the following:

(US$ million)	2007	2006	2005
Current income tax expense
Switzerland	(73)	(31)	(50)
Foreign	(340)	(63)	(108)
Total current income tax (expense)/benefit	(413)	(94)	(158)

Deferred income tax expense
Switzerland	(58)	8	(38)
Foreign	163	(75)	56
Total deferred income tax (expense)/benefit	105	(67)	18

Total income tax expense
Switzerland	(131)	(23)	(88)
Foreign	(177)	(138)	(52)
Total income tax (expense)/benefit	(308)	(161)	(140)

The components of current income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2007	2006	2005
Current tax (expense)/benefit relating to current years	(411)	(203)	(170)
Adjustments to current tax for prior periods	(9)	101	-
Benefit of previously unrecognized tax losses	7	8	12
Total current income tax (expense)/benefit	(413)	(94)	(158)

The tax litigation with the Australian Tax Authorities (ATO) concluded in 2006. As previously disclosed in its 2005 consolidated financial statements, Syngenta had filed an objection with the Federal Court of Australia against the ATO tax assessments made in respect of Syngenta Crop Protection Pty Limited (formerly Ciba-Geigy Australia Limited) for the periods 1991 to 1996. Shortly before the Federal Court was scheduled to deal with the leave to appeal filed by Syngenta Crop Protection Pty Limited, the ATO settled out of court agreeing the assessments as originally filed, a more favorable result than originally anticipated. In addition, the successful conclusion of audits in several countries and APAs in key territories in 2006 confirmed the increased acceptance of the Group Transfer Pricing concept and policies in practice and has enabled the release of further provisions held for uncertain tax positions.

The components of deferred income tax (expense)/benefit on income/(loss) from continuing operations are:

(US$ million)	2007	2006	2005
Origination and reversal of temporary differences	33	(51)	61
Changes in tax rates or legislation	24	3	46
Benefit of previously unrecognized tax losses	23	(3)	(28)
Recognition of previously unrecognized other deferred tax assets	25	(16)	(61)
Total deferred income tax (expense)/benefit	105	(67)	18

The following tax was (charged)/credited to shareholders’ equity:

(US$ million)	2007	2006	2005
Current tax	35	16	-
Deferred tax	36	36	38
Total income tax (charged)/credited to shareholders’ equity	71	52	38

Analysis of tax rate
The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta's overall expected tax rate and the effective tax rate on income/(loss) from continuing operations are:

	2007%	2006 (reclassified) %	2005%
Statutory tax rate	25	25	25
Effect of income taxed at different rates	(3)	(7)	(9)
Tax on share based payment	2	3	-
Restructuring and impairment costs not deductible for tax	(1)	2	(2)
Effect of other disallowed expenditures and income not subject to tax	(2)	1	(1)
Effect of changes in tax rates and laws on previously recognized deferred tax assets	(2)	-	-
Effect of recognition of previously unrecognized deferred tax assets	(3)	(1)	(2)
Effect of non-recognition of tax losses in current year	-	1	5
Changes in prior year estimates and other items	6	(6)	(6)
Effect of non recognition of other deferred tax assets	-	2	8
Effective tax rate	22	20	18

9. Earnings per share

(US$ million except number of shares)	2007	2006	2005
Basic and diluted earnings:
Net income/(loss) from continuing operations	1,111	637	626
of which:
Attributable to Syngenta AG shareholders	1,109	634	622

Net income/(loss)	1,111	637	626
of which:
Attributable to Syngenta AG shareholders	1,109	634	622

Weighted average number of shares
Weighted average number of shares - basic	95,973,958	98,165,298	100,017,271
Adjustments for dilutive potential ordinary shares:
Grant of options to Syngenta AG shareholders	-	192,581	-
Grants of options over Syngenta AG shares under employee share participation plans	946,450	1,204,321	1,214,947
Grants of Syngenta AG shares under employee share participation plans	222,960	313,980	232,004
Weighted average number of shares - diluted	97,143,368	99,876,180	101,464,222

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

Financial Statements

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

As at December 31, in each year, the following instruments existed that are or were potentially dilutive of future earnings per share, but were not included in the calculation of dilutive shares for that year, because the effect in that year would have been antidilutive.

(US$ million)	2007	2006	2005
Grants of options over Syngenta AG shares to employees	13,208	319,411	429,188
Grants of Syngenta AG shares to employees	84,347	-	101,250

An option over 4.5 million ordinary shares with an exercise price of CHF 138 per share was outstanding as from February 10, 2004 until February 11, 2005.

10. Trade and other accounts receivable

(US$ million)	2007	2006	2005
Trade accounts receivable, gross	2,729	2,370	2,224
Provision for doubtful receivables	(343)	(368)	(359)
Total trade receivables, net	2,386	2,002	1,865
Other receivables - gross	438	285	322
Provision for doubtful receivables	(10)	(9)	(6)
Total other accounts receivable, net	428	276	316

Movements on provisions for doubtful receivables were as follows:

(US$ million)	2007	2006	2005
January 1	(368)	(359)	(297)
Additions charged to income	(4)	(12)	(72)
Amounts written off	67	30	4
Other movements	(3)	(6)	5
Translation effects	(35)	(21)	1
December 31	(343)	(368)	(359)

The ages of trade and other receivables that were past due as at December 31, but not impaired, were as follows:

2007 (US$ million)	Total past due	0 - 90 days	90 - 180 days	More than 180 days
Trade accounts receivable, gross	441	164	34	243
Other receivables	211	130	34	47
Provision for doubtful receivables	(231)	(3)	(21)	(207)
Total	421	291	47	83

2006 (US$ million)	Total past due	0 - 90 days	90 - 180 days	More than 180 days
Trade accounts receivable, gross	443	130	55	258
Other receivables	154	89	4	61
Provision for doubtful receivables	(328)	(8)	(11)	(309)
Total	269	211	48	10

2005 (US$ million)	Total past due	0 – 90 days	90 – 180 days	More than 180 days
Trade accounts receivable, gross	396	117	65	214
Other receivables	256	138	24	94
Provision for doubtful receivables	(275)	(6)	(9)	(260)
Total	377	249	80	48
The major factors affecting the credit quality of receivables which are neither overdue nor impaired are as follows: receivables are due mainly from agricultural distributors; Syngenta’s customers vary in size and are based throughout the world; Syngenta’s products are consumed mainly by growers and the timing and amount of cash inflows received by growers may be impacted by crop yields and prices which can vary from year to year.

As at December 31, 2007, US$54 million of trade receivables had been rescheduled.

11. Other current assets

(US$ million)	2007	2006	2005
Prepaid expenses - third party	139	112	124
Derivative assets - hedging financing exposures	168	39	79
Derivative assets - hedging trading exposures	207	113	88
Assets held for divestment	14	8	15
	528	272	306
Marketable securities	90	81	4
Total	618	353	310

Derivative assets include US$199 million (2006: US$46 million, 2005: US$5 million) with maturities more than 12 months after the balance sheet date.

12. Inventories

(US$ million)	2007	2006	2005
Raw materials and consumables	679	551	545
Biological assets	25	4	2
Work in progress	809	800	797
Finished products	1,134	1,026	871
Total	2,647	2,381	2,215

Inventories recognized as an expense during the period	4,158	3,449	3,324
Cost of inventories against which provisions have been made	789	396	358
Inventories carried at fair value less costs to sell	553	176	131

Movements on provisions for inventories were as follows:

(US$ million)	2007	2006	2005
January 1	(224)	(229)	(237)
Additions charged to income	(122)	(114)	(112)
Reversals of inventory provisions	18	15	-
Amounts utilized on disposal of related inventories	85	123	102
Other movements	(4)	(5)	-
Translation effects	(14)	(14)	18
December 31	(261)	(224)	(229)

Movements on biological assets in 2007 were as follows:

(US$ million)
January 1	4
Additions due to acquisitions	6
Transaction effects	2
Changes in fair value	78
Sales	(65)
December 31	25

Financial Statements

Quantities of biological assets in inventories in 2007 were:

(millions of plants)	Cuttings	Young Plants
January 1	141	6
December 31	303	10

13. Property, plant and equipment

2007 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total 2007	Total 2006	Total 2005
Cost
January 1	138	1,404	3,536	139	5,217	4,843	5,308
Additions due to business combinations*	1	6	33	-	40	40	(20)
Asset retirement obligations	3	-	-	-	3	27	-
Assets leased within supply contracts	-	1	1	-	2	13	-
Other additions	3	26	118	170	317	217	174
Disposals	(8)	(27)	(346)	(1)	(382)	(175)	(111)
Assets reclassified as held for sale	(1)	(34)	(1)	-	(36)	(165)	(4)
Transfers between categories	(10)	36	99	(125)	-	-	-
Other movements	-	(6)	(45)	-	(51)	-	-
Translation effects	5	96	180	7	288	417	(504)
December 31	131	1,502	3,575	190	5,398	5,217	4,843

Accumulated depreciation
January 1	(2)	(775)	(2,483)	-	(3,260)	(2,956)	(3,120)
Depreciation charge	-	(50)	(180)	-	(230)	(229)	(252)
Impairment losses	-	(7)	(32)	-	(39)	(22)	(20)
Impairment reversal	-	-	19	-	19	-	-
Losses from product divestments	-	-	-	-	-	(18)	-
Depreciation on disposals	-	22	328	-	350	134	90
Depreciation on assets reclassified as held for sale	-	26	1	-	27	130	4
Other movements	-	6	45	-	51	-	-
Translation effects	-	(48)	(130)	-	(178)	(299)	342
December 31	(2)	(826)	(2,432)	-	(3,260)	(3,260)	(2,956)
Net book value - December 31	129	676	1,143	190	2,138	1,957	1,887
Insured value - December 31	-	2,242	4,763	134	7,139	8,113	7,265

*Additions in 2007 due to acquisition of Fischer and Zeraim Gedera.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

The net book value of Property, plant and equipment accounted for as finance lease assets at December 31, 2007 was US$8 million (2006: US$10 million; 2005: nil).

2006 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total 2006
Cost
January 1	113	1,439	3,173	118	4,843
Additions due to business combinations*	9	5	25	1	40
Asset retirement obligations	27	-	-	-	27
Assets leased within supply contracts	-	-	13	-	13
Other additions	-	21	70	126	217
Disposals	(11)	(45)	(119)	-	(175)
Assets reclassified as held for sale	(5)	(160)	-	-	(165)
Transfers between categories	-	32	84	(116)	-
Translation effects	5	112	290	10	417
December 31	138	1,404	3,536	139	5,217

Accumulated depreciation
January 1	(10)	(793)	(2,153)	-	(2,956)
Depreciation charge	-	(50)	(179)	-	(229)
Impairment losses	-	(1)	(21)	-	(22)
Losses from product divestments	-	(2)	(16)	-	(18)
Depreciation on disposals	8	26	100	-	134
Depreciation on assets reclassified as held for sale	-	130	-	-	130
Translation effects	-	(85)	(214)	-	(299)
December 31	(2)	(775)	(2,483)	-	(3,260)
Net book value - December 31	136	629	1,053	139	1,957
Insured value - December 31	-	2,407	5,601	105	8,113

*Additions due to acquisition of EGV and Fafard.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

Financial Statements

2005 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total 2005
Cost
January 1	125	1,656	3,419	108	5,308
Additions due to business combinations*	(2)	(7)	(11)	–	(20)
Other additions	1	6	69	98	174
Disposals	(4)	(58)	(48)	(1)	(111)
Assets reclassified as held for sale	–	(3)	(1)	–	(4)
Transfers between categories	–	6	71	(77)	-
Translation effects	(7)	(161)	(326)	(10)	(504)
December 31	113	1,439	3,173	118	4,843

Accumulated depreciation
January 1	(10)	(891)	(2,219)	–	(3,120)
Depreciation charge	–	(54)	(198)	–	(252)
Impairment losses	–	(2)	(18)	–	(20)
Depreciation on disposals	–	49	41	–	90
Depreciation on assets reclassified as held for sale	–	3	1	–	4
Translation effects	–	102	240	–	342
December 31	(10)	(793)	(2,153)	–	(2,956)
Net book value - December 31	103	646	1,020	118	1,887
Insured value - December 31	-	2,265	4,948	52	7,265

*2005 adjustments to provisional Golden Harvest and Garst purchase accounting.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

14. Intangible assets
Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 7.

Amortization is included partly within cost of goods sold and partly within general and administrative expenses. Other intangibles consist principally of values assigned to leases, supply contracts, peat extraction rights and customer relationships acquired in business combinations.

2007 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2007	Total 2006	Total 2005
Cost
January 1	1,460	2,588	47	32	147	322	4,596	4,293	4,400
Additions from business combinations[1]	92	-	10	-	-	64	166	107	17
Other additions, including non-monetary exchanges	-	-	-	8	40	4	52	108	23
Disposals	-	-	-	-	-	-	-	-	(12)
Translation effects	15	49	1	7	12	6	90	88	(135)
December 31	1,567	2,637	58	47	199	396	4,904	4,596	4,293

Accumulated amortization
January 1	(322)	(1,251)	(13)	(17)	(120)	(149)	(1,872)	(1,561)	(1,449)
Amortization charge	-	(124)	(4)	(6)	(12)	(22)	(168)	(166)	(198)
Impairment losses	-	-	-	-	-	(22)	(22)	(46)	(3)
Impairment reversal	-	-	-	-	-	6	6	-	-
Losses from product divestments	-	-	-	-	-	-	-	(47)	-
Amortization on disposals	-	-	-	-	-	-	-	-	12
Translation effects	(4)	(40)	-	(3)	(5)	(6)	(58)	(52)	77
December 31	(326)	(1,415)	(17)	(26)	(137)	(193)	(2,114)	(1,872)	(1,561)

Net book value, December 31	1,241	1,222	41	21	62	203	2,790	2,724	2,732

2006 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2006
Cost
January 1	1,405	2,451	34	31	123	249	4,293
Additions from business combinations[2]	39	3	12	-	1	52	107
Other additions	1	82	-	-	18	7	108
Translation effects	15	52	1	1	5	14	88
December 31	1,460	2,588	47	32	147	322	4,596
Accumulated amortization
January 1	(315)	(1,023)	(9)	(11)	(107)	(96)	(1,561)
Amortization charge	-	(130)	(3)	(6)	(9)	(18)	(166)
Impairment losses	-	(41)	-	-	-	(5)	(46)
Losses from product divestments	-	(26)	-	-	-	(21)	(47)
Translation effects	(7)	(31)	(1)	-	(4)	(9)	(52)
December 31	(322)	(1,251)	(13)	(17)	(120)	(149)	(1,872)
Net book value, December 31	1,138	1,337	34	15	27	173	2,724
1 Additions due to the 2007 Fischer and Zeraim Gedera provisional purchase accounting and the finalization of the Fafard purchase accounting.
2 Additions due to the 2006 EGV purchase accounting and Fafard provisional purchase accounting.

In 2006, Syngenta entered into a non-monetary exchange of intangible assets with a third party chemicals manufacturer. This exchange has been reported at fair value.

Financial Statements

2005 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other Intangibles	Total 2005
Cost
January 1	1,409	2,542	36	34	116	263	4,400
Additions from business combinations[1]	15	-	(1)	-	-	3	17
Other additions	4	-	-	-	15	4	23
Disposals	(12)	-	-	-	-	-	(12)
Translation effects	(11)	(91)	(1)	(3)	(8)	(21)	(135)
December 31	1,405	2,451	34	31	123	249	4,293
Accumulated amortization
January 1	(333)	(923)	(8)	(6)	(101)	(78)	(1,449)
Amortization charge	-	(153)	(3)	(5)	(12)	(25)	(198)
Impairment losses	-	(3)	-	-	-	-	(3)
Amortization on disposals	12	-	-	-	-	-	12
Translation effects	6	56	2	-	6	7	77
December 31	(315)	(1,023)	(9)	(11)	(107)	(96)	(1,561)
Net book value, December 31	1,090	1,428	25	20	16	153	2,732

1 2005 adjustments to provisional Golden Harvest and Garst purchase accounting.

15. Investments in associates and joint ventures
Syngenta has the following significant investments in associates and joint ventures, which are accounted for using the equity method. None of these investments are publicly quoted.

		Balance sheet value			Income statement effect
(US$ million)	% Ownership	2007	2006	2005	2007	2006	2005
CIMO Compagnie Industrielle de Monthey SA, Switzerland	50	63	64	63	(2)	(1)	(1)
Maïsadour Semences SA, France	40	21	18	16	1	1	-
North American Nutrition and Agribusiness Fund, USA	27	-	3	10	(1)	(9)	3
Others		5	4	4	(1)	(2)	-
Total		89	89	93	(3)	(11)	2

Summarized financial information for associates is as follows.  The financial statements of the associates are prepared for the same reporting period as Syngenta, except where stated.  Where necessary, adjustments are made to bring the associates’ accounting policies in line with those of Syngenta.

Syngenta’s share of:

(US$ million)	2007	2006	2005
Assets	41	38	45
Liabilities	(19)	(17)	(19)
Revenues	47	47	45
Profit/(loss)	-	(9)	3

Summarized financial information for joint ventures is as follows:

Syngenta’s share of:

(US$ million)	2007	2006	2005
Current assets	27	38	39
Non-current assets	85	75	79
Current liabilities	(24)	(18)	(26)
Non-current liabilities	(21)	(26)	(25)
Income	107	72	90
Expenses	(110)	(74)	(91)

Syngenta does not have any material contingent liabilities related to associates and joint ventures.
The following transactions between Syngenta and its associates occurred in 2007.

- Goods and services provided by Syngenta to its Associates US$11 million (2006: US$7 million).
- Goods and services provided by the Associates to Syngenta US$55 million (2006: US$60 million).

A bank overdraft guarantee of US$15 million (2006: US$25 million) has been provided to an Associate.

16. Deferred taxes
The deferred tax assets and liabilities are analyzed as follows:

(US$ million)	2007	2006	2005
Assets associated with:
- inventories	364	299	358
- accounts receivable	55	16	83
- property, plant and equipment	12	15	10
- pension and employee costs	91	81	38
- provisions	243	309	260
- net operating losses	69	65	140
- financial instruments, including derivatives	34	44	40
- other	69	39	38
Deferred tax assets	937	868	967
Netting adjustment	(298)	(269)	(204)
Adjusted deferred tax assets, net of valuation allowance	639	599	763

Liabilities associated with:
- property, plant and equipment depreciation	225	202	194
- intangible assets	381	414	433
- pensions and employee costs	108	104	34
- inventories	86	50	55
- financial instruments, including derivatives	36	50	55
- provisions and accruals	18	27	98
- other items	66	150	169
Deferred tax liabilities	920	997	1,038
Netting adjustment	(298)	(269)	(204)
Adjusted deferred tax liabilities	622	728	834

Financial Statements

The gross value of net operating loss carry forwards which have not been recognized as deferred tax assets, with their expiry dates, is as follows, as of December 31 in each year:

(US$ million)	2007	2006	2005
one year	2	10	26
two years	5	13	16
three years	3	3	11
four years	26	8	9
five years	17	13	7
more than five years	150	134	136
no expiry	156	145	177
Total	359	326	382

In addition, US state tax loss carry forwards of US$238 million, US$217 million and US$147 million respectively have not been recognized as deferred tax assets at December 31, 2007, 2006 and 2005.  The applicable tax rate is 5% of these gross amounts.  These losses expire in more than five years.

The movements in deferred tax assets and liabilities during 2007 were as follows:

2007 (US$ million)	January 1	Recognized in net income	Recognized in equity	Translation effects	Acquisitions	Other movements	December 31
Assets associated with:
- inventories	299	27	39	2	-	(3)	364
- accounts receivable	16	33	-	6	-	-	55
- property, plant and equipment	15	(2)	-	1	2	(4)	12
- pensions and employee costs	81	12	4	3	-	(9)	91
- provisions	309	(77)	-	13	-	(2)	243
- net operating losses	65	(6)	-	10	-	-	69
- financial instruments, includingderivatives	44	(12)	4	-	-	(2)	34
- other	39	26	(4)	2	-	6	69
Deferred tax assets	868	1	43	37	2	(14)	937

Liabilities associated with:
- property, plant and equipment	202	18	-	9	-	(4)	225
- intangible assets	414	(54)	(1)	5	11	6	381
- pensions and employee costs	104	9	13	2	-	(20)	108
- inventories	50	30	(3)	4	4	1	86
- financial instruments, includingderivatives	50	(17)	1	4	-	(2)	36
- other provisions and accruals	27	(5)	(3)	-	(1)	-	18
- other	150	(85)	-	5	-	(4)	66
Deferred tax liabilities	997	(104)	7	29	14	(23)	920
Net deferred tax asset/(liability)	(129)						17

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2:

(US$ million)	2007	2006	2005
Temporary differences for which no deferred tax assets have been recognized	376	323	306
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	119	240	266

There are no income tax consequences for Syngenta of paying a dividend to its shareholders.

17. Other financial assets

(US$ million)	2007	2006	2005
Long-term loans to associates	3	2	7
Equity securities available-for-sale	131	168	116
Long-term marketable securities	12	20	-
Other non-current receivables	119	95	95
Prepaid pension (Note 27)	676	616	497
Total	941	901	715
Changes in equity securities available-for-sale were as follows:

(US$ million)	2007	2006	2005
January 1	168	116	144
Exchange differences	4	4	(5)
Changes in fair value (gains)	5	49	11
Changes in fair value (losses)	(53)	(14)	(16)
Other additions	9	16	1
Disposals	-	(3)	(1)
Impairments	(2)	-	(18)
December 31	131	168	116

18. Trade accounts payable
The contractual maturities of trade accounts payable are as follows, at December 31:

2007 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Trade accounts payable	1,895	1,114	326	455

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Trade accounts payable	1,568	863	241	464

2005 (US$ million)	Total	0 – 90 days	90 – 180 days	180 days – 1 year
Trade accounts payable	1,619	854	230	535

19. Current financial debts

(US$ million)	2007	2006	2005
Receivables factored with recourse	48	35	46
Commercial Paper	225	-	-
Bank and other financial debt	121	104	204
Current portion of non-current financial debts (Note 21)	5	4	264
Total	399	143	514

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts, including the current portion of non-current financial debts, was 8.4% per annum, 8.3% per annum and 11.6% per annum, in 2007, 2006 and 2005 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

Financial Statements

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013. As of December 31, 2007, Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon the long-term credit rating ranging from 0.03% to 0.06% of the unused amount throughout the term of the facilities.

The contractual maturities of current financial debts as at December 31 are as follows:

2007 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Current financial debts	399	280	28	91

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Current financial debts	143	78	27	38

2005 (US$ million)	Total	0 – 90 days	90 – 180 days	180 days – 1 year
Current financial debts	514	155	37	322

20. Other current liabilities
Other current liabilities consist of the following:

(US$ million)	2007	2006	2005
Accrued short-term employee benefits	277	210	196
Taxes other than income taxes	78	73	99
Liabilities to minority shareholders of subsidiaries	30	26	31
Accrued interest payable	31	28	26
Accrued utility costs	27	24	14
Other accrued expenses	98	93	175
Social security and pension contributions	60	52	64
Derivative liabilities - hedging financing exposures	33	26	40
- hedging trading exposures	156	70	101
Other payables	106	77	64
Total	896	679	810

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents estimated timing of cash outflow.

2007 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Derivative liabilities	142	100	29	13
Other current liabilities	707	419	106	182
Total	849	519	135	195

2006 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Derivative liabilities	66	57	4	5
Other current liabilities	583	223	126	234
Total	649	280	130	239

2005 (US$ million)	Total	0 - 90 days	90 - 180 days	180 days - 1 year
Derivative liabilities	96	83	6	7
Other current liabilities	669	408	87	174
Total	765	491	93	181

Derivative liabilities include US$47 million (2006: US$30 million, 2005: US$45 million) with maturities more than 12 months after the balance sheet date.

21. Non-current financial debts

(US$ million)	2007	2006	2005
Unsecured bond issues	1,711	1,556	1,098
Liabilities to banks and other financial institutions	16	12	12
Finance lease obligations	4	5	1
Total (including current portion of non-current financial debt)	1,731	1,573	1,111
Less: current portion of non-current financial debt (Note 19)	(5)	(4)	(264)
Total	1,726	1,569	847

The weighted average interest rate on the non-current bank and other financial debts was 5.3% per annum, 5.9% per annum and 5.3% per annum in 2007, 2006 and 2005 respectively.

The weighted average interest rate on the combined current and non-current bank and other financial debts was 5.8% per annum, 6.8% per annum and 8.3% per annum in 2007, 2006 and 2005 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

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

The two Eurobonds that are currently outstanding have been issued under Syngenta’s US$2 billion Euro Medium Term Note (EMTN) program, first signed in June 2003. The program was last updated on July 24, 2007 and is listed on the London Stock Exchange and SWX Swiss Exchange.

As at December 31, 2007, the original and current carrying amounts and fair values of the bonds and US Private Placement Market issuances were as follows:

(US$ million)	Fair Value	Carrying amount	Value at issue
4.125% Eurobond 2011	713	732	636
4.125% Eurobond 2015	685	723	641
5.110% US private placement 2020	78	81	75
5.350% US private placement 2025	80	75	75
5.590% US private placement 2035	110	100	100
Total	1,666	1,711	1,527

All non-current debt ranks equally.

Financial Statements

Terms and debt repayment schedule, including current and non-current financial debts

(US$ million)	Total	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 - 10 years	10 - 20 years	20 - 30 years
4.125% Eurobond 2011	732	-	-	-	732	-	-	-	-
4.125% Eurobond 2015	723	-	-	-	-	-	723	-	-
Private placement notes	256	-	-	-	-	-	-	156	100
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	362	348	3	11	-	-	-	-	-
Finance lease obligations	4	3	1	-	-	-	-	-	-
Receivables factored with recourse	48	48	-	-	-	-	-	-	-
Total	2,125	399	4	11	732	-	723	156	100

Interest paid on long-term financial debt was US$69 million, US$56 million and US$14 million in 2007, 2006 and 2005 respectively.

22. Provisions

(US$ million)	2007	2006	2005
Restructuring provisions (Note 23)	175	247	203
Employee benefits - pensions	153	138	133
- other post-retirement benefits (Note 27)	35	38	38
- other long-term employee benefits	66	65	64
Environmental provisions (Note 30)	450	412	386
Provisions for legal and product liability settlements (Note 30)	219	193	122
Other provisions	91	82	80
Total	1,189	1,175	1,026

Current portion of:
- restructuring provisions	112	165	94
- employee benefits	13	21	26
- environmental provisions	59	63	43
- provisions for legal and product liability settlements	22	14	19
- other provisions	17	19	17
Total current provisions	223	282	199
Total non-current provisions	966	893	827
Total	1,189	1,175	1,026

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty.  Key assumptions and sources of estimation uncertainty are discussed in Note 2.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Where there is judged to be sufficient certainty of recovery Syngenta has recognized a receivable for the reimbursement. At December 31, 2007, Syngenta recognized US$14 million, (2006: US$8 million: 2005: US$20 million), in other financial assets and US$14 million (2006: US$2 million; 2005: US$4 million) in other accounts receivable in respect of expected reimbursements.  Amounts disputed by the relevant counterparties have not been recognized as a reimbursement asset.

Provisions for legal and product liability settlements include provisions for numerous legal matters.  For claims which according to Syngenta’s reasonable assessment are unfounded, Syngenta has provided for the costs of defence only. For claims where an outcome unfavorable to Syngenta is reasonably assessed as more likely than not, provision has been made for the estimated amount of damages and settlement, including costs. Significant legal proceedings are discussed in Note 30 below.  With regards to those proceedings, and where Syngenta is defendant in the case and subject to potential financial damages, there has been no material change in Syngenta’s view of the probable outcome during 2007.  There can, however, be no guarantee that the ultimate outcome will be in line with Syngenta’s current view.

The charges to, and releases of provisions for legal and product liability reported in 2007 arose mainly from Syngenta’s regular re-evaluation of a large number of individually less significant legal matters.

The following table analyzes the movement in provisions during 2007:

(US$ million)	Balance at December 31, 2006	Charged to income	Release of provisions credited to income	Acquisitions	Payments	Reclass- ifications	Translation effects	Balance at December 31, 2007
Restructuring provisions (Note 23)	247	129	(12)	-	(214)	16	9	175
Employee benefits				-
- pensions	138	92	(1)	-	(124)	35	13	153
- other post-retirement benefits (Note 27)	38	6	(1)	-	(9)	-	1	35
- other long-term employee benefits	65	4	-	-	(7)	3	1	66
Environmental provisions (Note 30)	412	87	(4)	-	(64)	3	16	450
Provisions for legal and product liability settlements	193	51	(33)	-	(7)	7	8	219
Other provisions	82	22	(8)	7	(12)	(5)	5	91
Total	1,175	391	(59)	7	(437)	59	53	1,189

Other provisions mainly comprise provisions for long-term contractual obligations.

23. Restructuring provisions

(US$ million)	Employee termination costs	Other third- party costs	Total
January 1, 2005	172	101	273
Cash payments	(93)	(57)	(150)
Additions charged to income	67	70	137
Releases credited to income	(16)	(7)	(23)
Discounting expense	-	1	1
Reclassifications	-	(10)	(10)
Translation (gains)/losses, net	(18)	(7)	(25)
December 31, 2005	112	91	203
Cash payments	(72)	(101)	(173)
Additions charged to income	153	82	235
Releases credited to income	(8)	(20)	(28)
Additions due to acquisitions	-	8	8
Reclassifications	(5)	(8)	(13)
Translation (gains)/losses, net	10	5	15
December 31, 2006	190	57	247
Cash payments	(126)	(88)	(214)
Additions charged to income	49	80	129
Releases credited to income	(9)	(3)	(12)
Reclassifications	11	5	16
Translation (gains)/losses, net	8	1	9
December 31, 2007	123	52	175

Restructuring provisions and costs relate to business changes, which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations.  Further details are provided in Note 7.

Financial Statements

24. Share capital
The number of ordinary shares of par value CHF 0.10 (2006: CHF 2.30; 2005: CHF 5.60) authorized, issued and outstanding, and movements during the period, were as follows:

	2007		2006		2005
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
As at January 1	104.1	(6.6)	106.4	(7.1)	112.6	(7.5)
(Purchase)/sale of shares in exchange for own equity instruments	-	-	-	-	-	(4.5)
Put options	-	-	-	(3.3)	-	-
Cancellation of treasury shares	(3.3)	3.3	(2.3)	2.3	(6.2)	6.2
Share repurchase scheme	-	(3.8)	-	-	-	(2.3)
Issue of ordinary shares under employee share purchase and option plans	-	1.0	-	1.5	-	1.0
As at December 31	100.8	(6.1)	104.1	(6.6)	106.4	(7.1)

On February 22, 2006, Syngenta granted one put option to shareholders for every share held. Shareholders had the right to sell one share to Syngenta on May 23, 2006 for every 30 options granted, for an exercise price of CHF 234. No premium was payable by shareholders. At exercise, Syngenta repurchased 3,280,293 shares. Syngenta has accounted for the option grant as a decrease in shareholders’ equity and an increase in liabilities equal to the settlement amount on exercise.  The repurchased shares were cancelled on July 17, 2007.

As at December 31, 2007, 2006 and 2005 Syngenta had no open options accounted for as equity instruments.

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

25. Assets held for sale
Assets held for sale at December 31, 2007 consist of land and buildings in Whittlesford, UK; product rights; an energy plant in Basel, Switzerland (2006: a subsidiary in Australia and land and buildings in Basel, Switzerland; 2005: property, plant and equipment in Australia). The fair value less costs to sell of these assets has been determined from recent transactions (2006: from recent transactions; 2005: by independent valuation). No impairments have been recognized on these assets.

26. Cash flows arising from change in net current assets

(US$ million)	2007	2006	2005
Change in inventories	(146)	(6)	(191)
Change in trade and other accounts receivable and other net current assets	(317)	81	(280)
Change in trade and other accounts payable	271	(211)	261
Total	(192)	(136)	(210)

27. Post-employment benefits
Syngenta has, apart from the legally required social security schemes, numerous independent pension plans. Many of these plans are “defined contribution” where the company contribution and resulting benefit costs are a set percentage of employees’ pay. However, the majority of employees are covered by “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations of all major plans are re-appraised yearly. Plan assets are recorded at fair values.

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA. The defined benefit section of Syngenta’s UK pension fund was closed to new members with effect from January 1, 2002, but the majority of members still have defined benefit rights based on final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance must be paid as an annuity. The Trustee is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI). Employer contributions must be agreed between Syngenta and the Trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd.  As disclosed in Note 7 to its statutory accounts, Syngenta AG has undertaken to ensure Syngenta Ltd. will honor that guarantee while it remains a fully owned Syngenta subsidiary. As of April 6, 2006, UK pension legislation changed so as to give members of pension funds the opportunity to take a greater proportion of their retirement benefits in the form of a lump sum immediately on retiring, which is tax-free for the employee. Syngenta has assumed that members retiring in future years will take the lump sum option to the same extent as did members who have retired in 2006. Under the actuarial assumptions used to value the Syngenta UK Pension Fund, this reduces the benefit obligation by US$45 million. This has been accounted for as a gain in the 2006 consolidated income statement. US$150 million of liabilities and plan assets were transferred to the plan from the AstraZeneca UK Pension fund during 2006, completing the separation of Syngenta’s UK pension arrangements from AstraZeneca plc.

Syngenta’s Swiss pension plan was amended in April 2004 to a cash balance benefit formula, accounted for as a defined benefit plan. This amendment created a past service gain of US$38 million, which will vest over the estimated future employee service period of approximately 12 years, and is being amortized to profit or loss by the straight-line method over this period. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the Trustees’ discretion. At retirement date, members have the right to take 25% of their retirement benefit as a lump sum, with the balance converted to a fixed annuity at the rates defined in the fund rules. The Trustees may increase the annuity at their discretion. Syngenta has included an estimated rate of annuity increases into its valuation of the benefit obligation.

Syngenta’s main US defined benefit pension plan offers members the choice of taking all their retirement benefits, which are based on the average pay of the final ten years’ service, as a lump sum or as a fixed annuity at retirement date. Employer contributions are made, based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than assuming the annuity option is taken.

On January 1, 2005, Syngenta’s Dutch pension plan was amended from a final salary to a career average salary benefit formula, which reduced the benefit obligation by US$11 million. Syngenta has accounted for this as a curtailment, reducing 2005 benefit expense.

In December 2005, Syngenta made special lump sum contributions into its UK and US pension plans, totalling US$350 million. This amount is included in the employer contributions of US$520 million shown for 2005.

A summary of the status of Syngenta’s defined benefit plans at December 31, 2007, 2006 and 2005 using actuarial assumptions determined in accordance with IAS 19 is given below.

Financial Statements

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans, and the other post-retirement benefits.

	Pension			Other post-retirement benefits
(US$ million)	2007	2006	2005	2007	2006	2005
Benefit obligations
At January 1	4,548	3,936	3,864	164	170	170
Current service cost	132	134	107	2	2	2
Interest cost	211	185	166	9	9	10
Curtailments and settlements	13	45	(17)	-	-	-
Plan amendments	-	(45)	-	-	(2)	(2)
Actuarial (gain)/loss	(118)	(17)	368	18	(6)	2
Translation effects	180	376	(392)	2	1	(2)
Benefit payments	(262)	(217)	(158)	(9)	(10)	(10)
Other movements	9	151	(2)	(1)	-	-
Benefit obligation at December 31	4,713	4,548	3,936	185	164	170
Of which arising from:
Funded plans	4,569	4,380	3,786	164	145	151
Wholly unfunded plans	144	168	150	21	19	19

	Pension			Other post-retirement benefits
(US$ million)	2007	2006	2005	2007	2006	2005
Plan assets at fair value
At January 1	4,249	3,507	3,184	105	95	91
Actual return on plan assets	313	264	310	5	9	4
Curtailments and settlements	(2)	-	(29)	-	-	-
Translation effects	163	334	(343)	-	-	-
Employer contributions	165	181	520	10	11	10
Employee contributions	29	26	24	-	-	-
Benefit payments	(262)	(217)	(158)	(9)	(10)	(10)
Other movements	14	154	(1)	(1)	-	-
Plan assets at fair value at December 31	4,669	4,249	3,507	110	105	95

Actual return on plan assets can be analyzed as follows:

	Pension			Other post-retirement benefits
(US$ million)	2007	2006	2005	2007	2006	2005
Expected return on plan assets	249	215	161	7	6	6
Actuarial gain/(loss)	64	49	149	(2)	3	(2)
Total	313	264	310	5	9	4

	Pension			Other post-retirement benefits
(US$ million)	2007	2006	2005	2007	2006	2005
Funded status	(44)	(299)	(429)	(75)	(59)	(75)
Unrecognized actuarial (gain)/loss	542	730	763	50	36	54
Unrecognized past service costs/(gain)	(29)	(29)	(30)	(10)	(14)	(17)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(4)	-	-	-	-	-
Prepaid/(accrued) benefit cost	465	402	304	(35)	(37)	(38)

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 17)	676	616	497	-	-	-
Accrued benefit liability	(211)	(214)	(193)	(35)	(37)	(38)
Net amount recognized	465	402	304	(35)	(37)	(38)

Of the accrued benefit liability for pensions of US$211 million at December 31, 2007, US$153 million is included in Note 22 as pension provisions and US$58 million as restructuring provisions (2006: US$138 million as pension and US$76 million as restructuring; 2005: US$133 million as pension and US$60 million as restructuring).

Syngenta’s best estimate of the benefit payments to be made in the following future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)	Pensions	Other post-retirement benefits	Total
2008	212	12	224
2009	215	13	228
2010	220	13	233
2011	359	15	374
2012	221	17	238
Years 2013 – 2017	1,281	81	1,362
Total 2008 – 2017	2,508	151	2,659

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds which it sponsors. The rate of return assumption for each fund is determined after taking into account the investment performance benchmarks set by the governing body of the pension fund. Historical rates of return and the investment outlook for the future are both considered.

Syngenta’s best estimate of employer contributions to be paid to defined benefit plans in 2008 is US$150 million, including US$40 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2008.

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension schemes, together with aggregated data for other defined benefit schemes are as follows. Expected rates of return at December 31, 2007, are provisional estimates.

	Switzerland		UK		USA		Other plans	Total
At December 31, 2007	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m	%
Equities	6.5	344	7.0	1,040	8.5	145	60	1,589	34
Property	4.3	114	-	-	-	-	-	114	2
Bonds	3.3	532	5.0	783	6.0	252	138	1,705	37
Other assets	5.0	332	6.0	643	8.5	177	29	1,181	25
Cash and cash equivalents	1.0	37	6.0	25	3.5	17	1	80	2
Fair value of assets	4.5	1,359	6.1	2,491	7.3	591	228	4,669	100
Benefit obligation		(1,351)		(2,436)		(551)	(375)	(4,713)
Funded status		8		55		40	(147)	(44)

Financial Statements

	Switzerland		UK		USA		Other plans	Total
At December 31, 2006	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m	%
Equities	7.5	312	7.0	825	8.5	187	55	1,379	32
Property	5.0	172	-	-	-	-	-	172	4
Bonds	3.6	551	4.7	863	6.0	278	114	1,806	43
Other assets	3.7	183	6.0	512	8.5	71	11	777	18
Cash and cash equivalents	1.0	34	5.0	24	3.5	56	1	115	3
Fair value of assets	4.7	1,252	5.8	2,224	7.25	592	181	4,249	100
Benefit obligation		(1,273)		(2,338)		(612)	(325)	(4,548)
Funded status		(21)		(114)		(20)	(144)	(299)

	Switzerland		UK		USA		Other plans	Total
At December 31, 2005	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m	%
Equities	7.5	301	7.0	493	8.5	158	49	1,001	29
Property	5.0	156	-	-	-	-	-	156	4
Bonds	3.6	493	4.3	810	6.0	343	94	1,740	50
Other assets	3.7	110	6.0	427	8.5	55	18	610	17
Fair value of assets	4.8	1,060	5.5	1,730	7.2	556	161	3,507	100
Benefit obligation		(1,152)		(1,875)		(623)	(286)	(3,936)
Funded status		(92)		(145)		(67)	(125)	(429)

There are no significant post-retirement healthcare plans in countries other than the USA. The expected long-term rates of return and the fair value of the assets and liabilities for post-retirement healthcare plans are as follows:

	2007		2006		2005
At December 31,	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m
Equities	8.0	59	8.0	60	8.0	52
Property				-		-
Bonds	5.7	51	5.75	45	5.75	43
Other assets				-		-
Fair value of assets	6.8	110	6.25	105	6.75	95
Benefit obligation		(185)		(164)		(170)
Funded status		(75)		(59)		(75)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2007	2006	2005	2007	2006	2005
Benefit cost
Current service cost	132	134	107	2	2	2
Interest cost	211	185	166	9	9	10
Expected return on plan assets	(249)	(215)	(161)	(7)	(6)	(6)
Employee contributions	(29)	(26)	(24)	-	-	-
Amortization of actuarial loss	26	32	19	6	9	9
Effect of limitation on recognition of surplus	4	-	-	-	-	-
Past service cost	(2)	(50)	8	(4)	(5)	(5)
Curtailments and settlements	15	50	10	-	-	-
Net periodic benefit cost	108	110	125	6	9	10

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments compared to the actuarial assumptions for the years 2003 to 2007 are as follows:

Pension

(US$ million)	2007	2006	2005	2004	2003
Benefit obligation	(4,713)	(4,548)	(3,936)	(3,864)	(3,364)
Plan assets	4,669	4,249	3,507	3,184	2,840
Funded surplus/(deficit)	(44)	(299)	(429)	(680)	(524)
Changes in actuarial assumptions	200	22	(348)	(191)	6
Experience adjustments (increasing)/reducing plan liabilities	(82)	(5)	(20)	(39)	(66)
Experience adjustments on plan assets: actual returns greater/(less) than expected	64	49	149	75	149
Total	182	66	(219)	(155)	89
Post-retirement medical benefits

(US$ million)	2007	2006	2005	2004	2003
Benefit obligation	(185)	(164)	(170)	(170)	(177)
Plan assets	110	105	95	91	50
Funded surplus/(deficit)	(75)	(59)	(75)	(79)	(127)
Changes in actuarial assumptions	(19)	-	-	-	(21)
Experience adjustments (increasing)/reducing plan liabilities	1	6	(2)	7	(14)
Experience adjustments on plan assets: actual returns greater/(less) than expected	(2)	3	(2)	2	-
Total	(20)	9	(4)	9	(35)

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2007	2006	2005
Defined contribution benefit cost	24	27	27

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

	Pension			Other post-retirement benefits
Weighted-average assumptions: benefit cost for the year ended December 31	2007%	2006%	2005%	2007%	2006%	2005%
Discount rate	4.5	4.2	4.8	5.75	5.5	5.75
Rate of compensation increase	3.0	3.0	3.0	-	-	-
Expected return on plan assets	5.7	5.6	5.5	6.75	6.75	6.75

	Pension			Other post-retirement benefits
Weighted-average assumptions: benefit obligation for the year ended December 31	2007%	2006%	2005%	2007%	2006%	2005%
Discount rate	5.0	4.5	4.2	6.0	5.75	5.5
Rate of compensation increase	2.9	3.0	3.0	-	-	-

Mortality assumptions are discussed in Note 2 above under “critical accounting estimates”.

Other post-retirement benefits
The assumed healthcare cost trend rate at December 31, 2007 was 8.5%, decreasing in each successive year from 2008 onwards, to reach an ultimate rate of 5% in 2014.

The assumed healthcare cost trend rate at December 31, 2006 was 8%, decreasing in each successive year from 2007 onwards, to reach an ultimate rate of 5% in 2013.

Financial Statements

The assumed healthcare cost trend rate at December 31, 2005 was 9%, decreasing in each successive year from 2006 onwards, to reach an ultimate rate of 5% in 2012.

A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2007 would have the following effects:

(US$ million)	1% point increase	1% point decrease
Increase/(decrease) in total of service and interest cost components	1	(1)
Increase/(decrease) in post-retirement benefit obligations	15	(13)

28. Employee share participation plans
Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (Stock Options)
In 2000, the Syngenta Long-Term Incentive Plan (Stock Options), in the past called the Syngenta Executive Stock Option Plan, was introduced to provide selected executives, key employees of Syngenta and members of the Board of Directors (until 2005), with an opportunity to obtain the right to purchase shares of Syngenta. The grant of options regarding Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2007, 2006 and 2005, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2007, 2006 and 2005.

	Exercise price CHF	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life (years)
Year to December 31, 2005	76.5	234,200	-	(177,100)	-	57,100	57,100	5
	83.7	176,860	-	(105,485)	-	71,375	71,375	5.25
	98.0	536,882	-	(271,893)	(3,142)	261,847	261,847	6.25
	98.0	318,591	-	(181,522)	(7,979)	129,090	129,090	7.25
	59.7	576,958	-	(38,931)	(19,536)	518,491	26,359	7.25
	59.7	652,767	-	(37,729)	(32,514)	582,524	17,027	8.25
	89.3	510,989	-	(8,570)	(16,611)	485,808	18,783	8.25
	89.3	532,615	-	(761)	(21,550)	510,304	6,196	9.25
	127.4	-	435,762	(503)	(6,071)	429,188	8,383	9.25
Total for year to December 31, 2005		3,539,862	435,762	(822,494)	(107,403)	3,045,727	596,160
Year to December 31, 2006	76.5	57,100	-	(29,500)	-	27,600	27,600	4
	83.7	71,375	-	(51,075)	-	20,300	20,300	4.25
	98.0	261,847	-	(175,732)	(7)	86,108	86,108	5.25
	98.0	129,090	-	(88,018)	(537)	40,535	40,535	6.25
	59.7	518,491	-	(315,510)	(5,490)	197,491	197,491	6.25
	59.7	582,524	-	(440,967)	-	141,557	141,557	7.25
	89.3	485,808	-	(30,550)	(21,104)	434,154	18,161	7.25
	89.3	510,304	-	(23,669)	(12,556)	474,079	7,215	8.25
	127.4	429,188	-	(12,735)	(17,087)	399,366	6,337	8.25
	185.0	-	326,255	(4,040)	(6,370)	315,845	3,615	9.25
Total for year to December 31, 2006		3,045,727	326,255	(1,171,796)	(63,151)	2,137,035	548,919
Year to December 31, 2007	76.5	27,600	-	(4,000)	-	23,600	23,600	3
	83.7	20,300	-	(3,850)	-	16,450	16,450	3.25
	98.0	86,108	-	(31,551)	-	54,557	54,557	4.25
	98.0	40,535	-	(8,157)	-	32,378	32,378	5.25
	59.7	197,491	-	(88,795)	(1,709)	106,987	106,987	5.25
	59.7	141,557	-	(46,412)	-	95,145	95,145	6.25
	89.3	434,154	-	(218,883)	(1,336)	213,935	213,935	6.25
	89.3	474,079	-	(310,203)	(721)	163,155	163,155	7.25
	127.4	399,366	-	(23,084)	(16,602)	359,680	73,153	7.25
	185.0	315,845	-	(8,404)	(13,149)	294,292	38,187	8.25
	226.7	-	265,618	(1,742)	(8,030)	255,846	23,725	9.25
Total for year to December 31, 2007		2,137,035	265,618	(745,081)	(41,547)	1,616,025	841,272
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

Financial Statements

From 2005 the Long-Term Incentive Plan grant has been made 50% in options, and 50% in restricted share units (or equivalent restricted ADSs for relevant Syngenta employees in the USA). Restricted share units (or equivalent restricted ADSs) are subject to a three year vesting period. The following table sets out Restricted Share Unit activity under this plan during 2005, 2006 and 2007 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about Restricted Share Units outstanding at December 31, 2007 and 2006.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life (years)
Year to December 31, 2006
2005 LTI grant	116.3	102,035	-	(1,186)	(6,482)	94,367	1.25
2006 LTI grant	174.8	-	75,432	-	(3,345)	72,087	2.25
Total for year to December 31, 2006		102,035	75,432	(1,186)	(9,827)	166,454

Year to December 31, 2007
2005 LTI grant	116.3	94,367	-	(20,533)	(4,377)	69,457	0.25
2006 LTI grant	174.8	72,087	-	(9,202)	(3,087)	59,798	1.25
2007 LTI grant	211.1	-	64,026	(6,479)	(782)	56,765	2.25
Total for year to December 31, 2007		166,454	64,026	(36,214)	(8,246)	186,020

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

The following table sets out activity under this plan during 2007, 2006 and 2005 including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life (years)
Year to December 31, 2005
2002 incentive year grant	38,661	-	(2,318)	36,343	0.25
2003 incentive year grant	83,750	-	(3,919)	79,831	1.25
2004 incentive year grant	-	89,556	(3,476)	86,080	2.25
Total for year to December 31, 2005	122,411	89,556	(9,713)	202,254

Year to December 31, 2006
2002 incentive year grant	36,343	-	(36,343)	-	-
2003 incentive year grant	79,831	-	(7,636)	72,195	0.25
2004 incentive year grant	86,080	-	(4,112)	81,968	1.25
2005 incentive year grant	-	51,090	(2,227)	48,863	2.25
Total for year to December 31, 2006	202,254	51,090	(50,318)	203,026

Year to December 31, 2007
2003 incentive year grant	72,195	-	(72,195)	-	-
2004 incentive year grant	81,968	-	(35,248)	46,720	0.25
2005 incentive year grant	48,863	-	(14,739)	34,124	1.25
2006 incentive year grant	-	35,842	(7,003)	28,839	2.25
Total for year to December 31, 2007	203,026	35,842	(129,185)	109,683

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value CHF	Number of shares
2004 Syngenta Deferred Share Grant	116.30	46,720
2005 Syngenta Deferred Share Grant	174.80	34,124
2006 Syngenta Deferred Share Grant	211.06	28,839
Total		109,683
None of these shares are vested as at December 31, 2007		-

Employee Share Purchase Plans
In November 2001, the Swiss Employee Share Purchase Plan was introduced for all employees of Swiss subsidiaries. This plan entitles employees to subscribe for shares at a discount of 50% from the closing share price on the grant date. The maximum subscription amount per employee, based on fair market value, is CHF 5,000. A total of 32,558 shares (2006: 41,017; 2005: 63,137 shares) were subscribed and settled through a release of treasury shares, at a market value of approximately CHF 262.00 per share (2006: 213.00; 2005: CHF 142.20 per share). Shares purchased under this plan vest immediately, and are subject to a three year blocking period.

In November 2005, a Share Purchase Savings Plan was introduced for all employees of certain US subsidiaries. This plan entitles employees to subscribe for ADSs at a discount of 33% from the closing ADS price on the grant date. The maximum subscription amount per employee, based on fair market value, is US$4,500. A total of 98,604 ADS (2006: 143,881; 2005: 182,923 ADS) were subscribed and settled through a release of treasury shares, at a market value of approximately US$47.08 (2006: US$34.16: 2005: US$21.59) per ADS. The ADSs purchased under this plan vest immediately, and are subject to a two-year blocking period.

During 2007 and 2006, additional Employee Share Purchase Plans were entered into in other countries. All schemes entitle employees to subscribe for shares in Syngenta AG, at discounts varying between 33% and 50%. Maximum subscription amounts vary but are comparable with the Swiss scheme. A total of 32,112 (2006: 9,329) shares were subscribed and settled through a release of treasury shares, at a weighted average market value of approximately CHF 242.6 (2006: CHF 194.7). Shares issued under the plans vest immediately, and are subject to blocking periods between two and three years.

Financial Statements

Employee Share Option Savings Plan
In November 2002, a Share Option Savings Plan was introduced for all UK employees. Options were granted at an exercise price which represented a 15% discount to the market price on the Swiss Stock Exchange (SWX) before the offer. Options are exercisable over a six month period following either the third or the fifth anniversary of the grant date, depending on the choice made by the employee on applying to join the scheme, but may be exercised earlier in particular circumstances including redundancy and retirement. Vesting of options is conditional on employees remaining in service for at least three years and making monthly payments into the savings plan.

The following table sets out activity under this plan during 2007, 2006 and 2005.

	Exercise price GBP	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life (years)
Year to December 31, 2005
	32.2	212,770	-	(2,758)	(8,331)	201,681	108	0.25
	29.3	64,272	-	(206)	(1,892)	62,174	-	1.25
Total for year to December 31, 2005		277,042	-	(2,964)	(10,223)	263,855	108
Year to December 31, 2006
	32.2	201,681	-	(78,857)	(7,027)	115,797	-	-
	29.3	62,174	-	(1,535)	(3,240)	57,399	-	0.25
Total for year to December 31, 2006		263,855	-	(80,392)	(10,267)	173,196	-
Year to December 31, 2007
	32.2	115,797	-	(7,342)	(1,491)	106,964	-	-
	29.3	57,399	-	(28,700)	(1,472)	27,227	-	0.25
Total for year to December 31, 2007		173,196	-	(36,042)	(2,963)	134,191	-
(all fully vested options are exercisable)

UK Share Incentive Plan (SIP)
In May 2005, the Employee Share Option Savings Plan was replaced by a Share Incentive Purchase Plan approved by the UK tax authorities. This is available to all UK employees. Under the plan rules, employees may subscribe to purchase Syngenta shares at the fair market value on a monthly basis. One additional matching share is granted for every three shares purchased (representing a 25% discount to market value) after three years completion of service. The original purchased shares are not subject to a blocking period. The maximum subscription amount per employee is £1,500 per year. A total of 9,342 shares (2006: 10,698 shares; 2005: 8,160 shares) were subscribed and settled through a release of treasury shares at a weighted average purchase price of CHF 240.03 (2006: CHF 178.87; 2005: CHF 132.17).

Compensation expense
The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2007	2006	2005
Long-Term Incentive Plan (stock options)	16	19	17
Deferred Share Plan	16	16	16
Employee Share Purchase Plans	10	7	4
Total	42	42	37

As of December 31, 2007 there was US$26 million of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plans. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Other information required to be disclosed about the plans is as follows:

	2007	2006	2005
Weighted average fair value of options granted in year (CHF per option)	50.2	39.7	26.8
Weighted average share price at exercise date for options exercised during year (CHF per option)	234.9	173.5	132.5
Intrinsic value of options exercised in year (US$ million)	91.0	92.2	29.8
Fair value of shares vesting during year (US$ million)	59.8	18.4	7.0
Fair value of shares granted in year
Deferred Share Plan (CHF) - combined value of basic and matching share award	422.12	349.6	232.6
Employee Share Purchase Plans (CHF per share)	117.77	103.0	71.1
Employee Share Purchase Plan (US$ per ADS)	15.69	11.4	7.2
Cash received (US$ million)
from exercise of options	55	68	57
from subscription for shares	11	9	7
Total	66	77	64

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

The weighted average assumptions used in determining fair value of options granted were as follows:

	2007	2006	2005
Dividend yield	2.3%	2.3%	2.3%
Volatility	22.5%	22.8%	24.8%
Risk-free interest rate
- Long-Term Incentive Plan	2.7%	2.1%	2.1%
Expected life
- Long-Term Incentive Plan	7 years	7 years	7 years
Exercise Price
- Long-Term Incentive Plan – CHF	226.7	185.0	127.4

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2007 was based on the 60 month historical volatility of Syngenta AG shares on the Swiss Exchange.

Financial Statements

29. Transactions and agreements with related parties
Key management personnel compensation
Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2007	2006	2005
Fees, salaries and other short-term benefits	13	12	15
Post-employment benefits	1	4	4
Other long-term benefits	-	-	-
Termination benefits	-	-	-
Share based compensation	9	16	14
Total	23	32	33

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

Members of the Board, excluding the Chairman, are eligible for the share plan for non-executive Directors. The Directors define a percentage of their annual fee for compensation in shares, in addition the Directors choose between blocked shares or free shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share on the five business days prior to the grant. Under these schemes, members of the Board of Directors were allocated a total of 5,032 shares in lieu of fees. These shares vest immediately and had a combined fair value at grant of US$1 million (2006: US$1 million: 2005: US$ 0.1 million).

Transactions and balances with employee post-retirement benefit plans
Employer contributions payable to pension plans are disclosed in Note 27. Syngenta’s accounting balances for defined benefit employee post-retirement benefit plans are as follows:

(US$ million)	2007	2006	2005
Prepaid benefit costs (Note 17)	676	616	497
Accrued benefit liability (Note 27)	(211)	(214)	(193)
Total	465	402	304

These amounts do not represent cash payable to or receivable from the plans. US$6 million cash was payable to pension plans at December 31, 2007 (2006: US$5 million).

Other related party transactions
There were no other related party transactions, other than transactions with associated companies and joint ventures as disclosed in Note 15.

30. Commitments and contingencies
Commitments arising from fixed-term non-cancellable operating leases in effect at December 31, 2007 are as follows:

(US$ million)	Minimum lease payments payable
2008	20
2009	17
2010	11
2011	9
2012	6
Thereafter	19
Total	82

Operating lease payments relate to leases of buildings and office equipment. Operating lease expense was as follows:

(US$ million)	2007	2006	2005
Operating lease expense	36	33	28

Commitments for the purchase of property, plant and equipment at December 31, 2007 were US$168 million.

As of December 31, 2007, Syngenta had entered into the following long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The approximate payments committed are payable as follows:

(US$ million)	Materials purchases	Research	Other
2008	316	14	8
2009	204	4	-
2010	57	2	-
2011	49	1	-
2012	28	-	-
Thereafter	42	-	-
Total	696	21	8

In addition to the above, commitments of US$33 million at December 31, 2007 are conditional on approval of the related contract by a government authority.

The present value of finance lease payments recognized as financial debt amounted to US$4 million at December 31, 2007.  Minimum lease payments were US$4 million including interest expense for periods after the balance sheet date. This is payable as follows:

(US$ million)
2008	4
2009	-
2010	-
2011	-
Total	4

Syngenta has agreed to indemnify other parties for various losses or expenses in certain circumstances. For example, contracts for the sale or purchase of a business or product line may include warranties given by Syngenta to the purchaser relating to events that arose before the sale. Syngenta’s sales are also made subject to normal warranties, which cover the product technical specification and, in some cases, product performance effect on grower crop yields. Certain licence agreements indemnify the other party against liability arising from claims related to the intellectual property licensed to or by Syngenta.  Leases may require indemnification for liabilities Syngenta’s actions may create for the lessor or lessee.  It is not possible to predict the maximum future payments possible under these or similar provisions because it is not possible to predict whether any of these contingencies will occur.

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

Financial Statements

Greens Bayou/Port of Houston In February 2001, the Port of Houston Authority (the “Port”) filed suit against GB Biosciences Holdings, Inc., GB Biosciences Corporation, and certain other Syngenta entities (including Syngenta Crop Protection, Inc.) in Texas State Court regarding contamination that has allegedly migrated off the GB Biosciences Greens Bayou site in Houston, Texas. The Greens Bayou site, which manufactures an agricultural fungicide, was acquired in February 1998 from Ishihara Sangyo Kaisha, Ltd. (“ISK”). The on site past use of certain chlorinated organic compounds employed in the manufacture of certain pesticides has contributed to soil and groundwater contamination, some of which has been detected on and under the adjacent property owned by the Port and in sediments of the adjoining Greens Bayou. The contamination at issue mainly involves certain chlorinated pesticides generated before 1970 by the prior owner of the plant, also named as a defendant. While this contamination is generally being addressed under the site’s Resource Conservation and Recovery Act (“RCRA”) permit, the Port nonetheless filed suit. On December 19, 2003, the Syngenta entity defendants, along with co-defendants ISK and Occidental Chemical Company (“Occidental”) and certain of their affiliates settled the Port’s lawsuit by agreeing to conduct certain remediation activities expected to cost approximately US$45 million, to pay the Port US$35 million and to provide an indemnity having a maximum liability of US$20 million. The Syngenta, ISK and Occidental defendants agreed to share the costs of the settlement on an interim basis subject to determination of their ultimate shares of liability in further proceedings. Agreement to settle with Occidental was entered into on January 18, 2006. In October 2002, the Syngenta defendants had filed suit against the ISK defendants for indemnity against losses arising from the Port litigation. That litigation had been stayed pursuant to the terms of an interim cost sharing agreement between the Syngenta defendants and the ISK defendants.  Syngenta is continuing to negotiate with ISK to reach a mutually agreeable settlement to allocate any liability arising from the settlement with the Port assessed against the GB Syngenta entities. In the event that efforts to negotiate with ISK fail, Syngenta will proceed with its suit against ISK to enforce the applicable indemnities.

Shah and Lundquist ‘880 and ‘863 Patent Cases On May 12, 2004, Monsanto Company and Monsanto Technology, LLC commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the District of Delaware (the “Shah” Case). On July 27, 2004, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds, Inc. and Syngenta Biotechnology, Inc. in the United States District Court for the Northern District of Illinois (the “Lundquist” case).  In its complaints, Monsanto sued Syngenta for infringement of patents by making and using corn products exhibiting resistance to glyphosate herbicide (GA21). Monsanto sought injunctions against the sale of GA21 corn and compensatory and exemplary damages. On May 19, 2005 the US District Court for the Northern District of Illinois transferred the Lundquist case to the District of Delaware and on August 18, 2005 the parties agreed to consolidate the two cases. The court entered summary judgment on May 12, 2006 in Syngenta’s favor ruling the Shah patent invalid and the Lundquist patent not infringed.

Monsanto filed a consolidated notice of appeal for the Shah and Lundquist cases on June 8, 2006.  On October 4, 2007, the Court of Appeals for the Federal Circuit affirmed the District Court’s finding that the Shah patent was invalid and Syngenta did not infringe the Lundquist patents.  Monsanto filed a petition for rehearing on October 31, 2007 which was denied on January 17, 2008.  Monsanto has 90 days to petition the Supreme Court for review.

Lundquist ‘798 Patent Case In a separate filing on August 9 2006, DeKalb Genetics Corp (a fully owned subsidiary of Monsanto Company) commenced an action against Syngenta Seeds Inc, and certain of its affiliates in the United States District Court for the Eastern District of Missouri alleging infringement of US Patent No. 5,554,798 by making corn containing genes that confer resistance to the herbicide glyphosate (GA21 corn). On January 19, 2007, Syngenta filed motions in the Missouri case to sever and to dismiss claims against five affiliated company defendants and to transfer the remaining claims to Delaware.  On the same day, Syngenta filed a Declaratory Judgement complaint in Delaware seeking a declaration that the ‘798 patent is not infringed or is invalid.  DeKalb responded by filing a motion to transfer the Delaware Declaratory Judgement action to Missouri.  Syngenta’s motion to sever JC Robinson and transfer the case to Delaware was denied but its motions to amend the answer and counterclaim to assert inequitable conduct and unclean hands was granted by the court on April 24, 2007.  Discovery closed on January 28, 2008 and summary judgement motions are due on February 29, 2008.  Trial is set for July 7, 2008.

Missouri Roundup Ready Soybean Branding Case On May 10, 2004, Monsanto Company commenced an action against Syngenta Seeds, Inc. in Missouri State court (St. Louis County). In its complaint, Monsanto seeks a declaration that, pursuant to the express terms of its license agreement, Syngenta only has the right to develop, produce and sell Roundup Ready® soybeans under the NK® Brand. Monsanto sought a declaratory judgment and permanent injunction prohibiting the use of the Independence brand (or any other brand other than the NK® brand) in the production, marketing, advertising or sale of Monsanto’s Roundup Ready® soybean technology. On February 8, 2006, the court found that the License Agreement limits Syngenta to a single brand, NK®. Syngenta has appealed the verdict and a decision on the appeal was entered on June 12, 2007, reversing and remanding the case back to the trial court. No court date has been set.

Delaware Antitrust Case/Monsanto On July 28, 2004, Syngenta Seeds, Inc. filed an antitrust lawsuit against Monsanto Company and Monsanto Technology LLC in the United States District Court for the District of Delaware. The complaint alleges that Monsanto has engaged in a pattern of illegal and improper activities to exclude Syngenta and to monopolize key corn trait markets and seed markets in violation of the antitrust laws, including: entering into exclusive dealing contracts, bundling incentive programs, filing baseless patent lawsuits, making misrepresentations, and coercing seed companies. Monsanto’s conduct has and will harm competition in key corn trait and seed markets causing consumers to continue to pay higher prices than they would otherwise pay. Syngenta seeks injunctive relief and treble damages in an amount to be proven at trial. On July 14, 2005, Monsanto filed a motion to amend its answer and assert counterclaims against Syngenta. The case has been set for trial commencing June 2, 2008.

Golden Harvest Seeds v. Monsanto On September 21, 2004, Golden Harvest Seeds, Inc., a subsidiary of Syngenta, commenced a declaratory action against Monsanto Company in the Circuit Court of St. Louis, Missouri, after Monsanto terminated Golden Harvest’s trait license agreements and soybean germplasm agreement.  In this action, Syngenta claims it was entitled to sell off Monsanto-traited seed growing in the field at the time of termination and that Monsanto improperly withheld seed services fees owed to Syngenta.  Monsanto counter-claimed, alleging breach of contract and unjust enrichment and seeking a permanent injunction.  At the end of 2007, Monsanto added a new theory of damages to its counter-claim.  The case has been set for trial commencing September, 2008.

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees.  The complaint was served on Syngenta on August 27, 2004. The company succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, but has yet to be decided by the court. The company intends to defend the Holiday Shores action vigorously.  Atrazine is a long-standing successful product of Syngenta and its predecessors which has been repeatedly scrutinized for safety over the years by governmental agencies.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has US$16 million in debt outstanding to Syngenta but claims to be owed approximately US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001. The evidentiary stage is largely completed and the parties’ closing arguments can be expected in the first half of 2008. The first instance judgment is expected to be issued later in 2008.

Tax litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian federal tax treasury authority (“Receita Federal”) drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine will qualify as a raw material (Syngenta’s position) or as intermediate chemicals (the Receita Federal’s position). So far there have been 17 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. In aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately Brazilian real (BRL) 29.8 million, a sum corresponding to approximately US$16.7 million currently.  Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million).  In February 2007, the first level of court decided one of the cases in favor of Syngenta; the others are still pending. The tax authority has appealed.

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

Financial Statements

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

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 22, Provisions. Key assumptions and sources of estimation uncertainty are discussed in Note 2.  The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

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

31. Principal currency translation rates

	2007 per US$	2006 per US$	2005 per US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:
- Swiss franc	1.13	1.22	1.32
- British pound sterling	0.50	0.51	0.58
- Japanese yen	112.05	118.97	117.41
- Euro	0.68	0.76	0.85
- Brazilian real	1.78	2.14	2.32
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:
- Swiss franc	1.20	1.26	1.24
- British pound sterling	0.50	0.55	0.55
- Japanese yen	118.21	116.04	109.47
- Euro	0.73	0.80	0.80
- Brazilian real	1.96	2.19	2.44

32. Financial instruments
Risk Management and Financial Derivatives
The global nature of our business exposes Syngenta to a range of financial and operating risks. The financial risks predominantly arise from changes in foreign exchange rates, interest rates, equity and commodity prices (i.e. market risk).

A financial risk management framework is in place to mitigate, where appropriate, any negative impact this may have on the US dollar reported consolidated financial statements. Since formation, Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar.

The risk framework comprises a Treasury policy, approved by the Board of Directors, which is binding on all affiliates where Syngenta has management control.

This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta.

The policy covers:
a)	general financing considerations (external debt and equity financing, cash and liquidity management and customer financing),
b)
financial market risk comprising foreign exchange (FX) risk (transaction, translation and economic), interest rate risk (from an asset-liability duration perspective), commodity risk and equity price risk,

c)	credit risk comprising both counterparty (customers and financial institutions) and sovereign concentration risk,
d)	operational risk covering Treasury back, middle and front office activities and the associated internal control and reporting.

In accordance with the Treasury policy Syngenta actively monitors market risk minimising the possible impact on the consolidated financial statements through use of a variety of derivative and non derivative financial instruments.

These instruments are used to economically hedge underlying risks arising from operational activity and from funding and investment positions. The main objective is to reduce fluctuations in reported earnings and cash flows and to provide economic protection against foreseeable cost increases. Syngenta does not enter into any speculative derivative trades unrelated to business activity.

The Group Treasury policy sets financial risk limits which take into account the maximum tolerable loss for Syngenta and, as part of the risk management activity, Syngenta enters into derivative financial instruments to ensure that the set limits are not breached.
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

Foreign Exchange Risk
Operating worldwide in over 80 countries exposes Syngenta to foreign exchange risk - transaction, translation and economic at both Group and affiliate level.

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

Financial Statements

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

Foreign Exchange Translation Risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries.

The risk arising from translation of foreign subsidiary balance sheets - the effect of which is a currency impact in consolidated Group equity - is only partially hedged. Syngenta has employed both the raising of foreign currency debt and also “Net Investment” derivative hedging to manage this exposure. The latter being specific action to protect the value of temporary excess foreign currency denominated liquid cash positions.

Foreign Exchange Economic Risk
Syngenta’s policy is not to hedge long-term foreign exchange risk.  Certain exceptions, however, have been approved by senior management.

Interest Rate Risk
Syngenta is exposed to fluctuations in interest rates on its borrowings. While some of the long-term debt raised in the capital markets is kept at a fixed rate, a substantial part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense.   Syngenta’s policies allow entering into derivative transactions to manage Syngenta’s sensitivity to interest rate movements arising from its financial assets and liabilities, with the long-term benchmark of achieving a zero net duration (sensitivity of all financial assets and liabilities to interest rate movements).  Interest rate swaps are contractual agreements to exchange an amount of interest, calculated at a defined rate on a defined notional principal amount, for another amount of interest, calculated at a different rate but on the same notional amount on a defined settlement date in the future.  Most interest rate swaps involve paying or receiving the difference between fixed and floating rate interest payments on a given amount over a given period.

During 2007, within a market environment of fluctuating interest rates, Syngenta has taken short-term benefit and fixed a part of its floating long-term debt in order to reduce net interest expense. The actual net duration is disclosed below in the section headed ‘Interest Rate Risks’.

Other Price Risk
Commodity price fluctuations also affect parts of Syngenta’s business. A commodity is a physical substance, such as food, grains, and oil, which is interchangeable with another product of the same type, and which investors buy or sell usually through futures contracts. The price of the commodity is subject to supply and demand and is traded on a commodity exchange. Syngenta has exposure to energy prices - namely oil and gas and also has direct exposure to soft commodity prices. Operating in the agrochemical sector also exposes Syngenta to crop prices in general and these affect both reported operating results and valuation.

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

Syngenta uses a 95% confidence interval over a 30 day holding period. This is applied to the committed foreign currency balance sheet and the balance sheet translational exposures. The holding period reflects the monthly review period and use of the variance/covariance approach is suited to the linear nature of instrument protection.

The statistical measure takes 252 days of historical price data and implicitly assumes that the value changes in the recent past are indicative of value changes in the future. The measure is performed monthly and a 30 day maximum risk limit is in place. Thus there is a 5% probability of market fluctuations affecting Syngenta’s Income Statement by more than the calculated net VaR in the 30 days following measurement.

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

Risk Calculation Summary Table (Net Impact)

(US$ million)	Time Horizon (Months)	31 December 2007	31 December 2006	31 December 2005
Foreign Exchange Risks:
Transaction Risk uncommitted – Earnings-at-Risk	12	40	26	45
Transaction Risk committed – Value-at-Risk	1	5	3	7
Translation Risk – Value-at-Risk	1	79	90	109
Other Price Risks – Earnings-at-Risk	12	36	36	34

Financial Statements

Foreign Exchange Risks – Explanation and Risk Sensitivity Analysis
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

The split of sales and operating costs by currency for the years 2007, 2006 and 2005 was as follows:

	Sales in %			Operating costs in %
Currency	2007	2006	2005	2007	2006	2005
US dollar	38	36	37	35	33	33
Euro	21	22	24	18	19	20
Swiss franc	1	1	1	15	19	17
British pound sterling	3	2	2	9	11	11
Other	37	39	36	23	18	19
Total	100	100	100	100	100	100

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

(US$ million)	December 31, 2007 Earnings-at-Risk			December 31, 2006 Earnings-at-Risk			December 31, 2005 Earnings-at-Risk
Income Currency (12 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	80	29	64%	87	11	87%	65	50	23%
Euro	36	20	44%	34	25	26%	25	24	4%
British pound	33	24	27%	31	11	65%	25	21	16%
Other Core Currencies	38	21	45%	27	11	59%	30	25	17%
Rest of World	59	56	5%	58	58	-%	54	54	-%
Total undiversified	246	150	39%	237	116	51%	199	174	13%
Diversification	(171)	(110)	36%	(183)	(90)	51%	(139)	(129)	7%
Net EaR	75	40	47%	54	26	52%	60	45	25%

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges. As of December 31, 2007, the total potential adverse movement for 2008 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, was US$40 million (December 31, 2006: US$26 million; December 31, 2005: US$45 million).

From the Earnings-at-Risk table above the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

The actual movement on transaction flows due to currency movements in 2007 was positive. This arose due to strong European currencies in the first half of the year - a period when the majority of European sales are made. Stronger Latin American and Asian currencies also contributed.

Transaction Risk - Committed
Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to foreign affiliates. They are normally fully hedged and are in the majority of cases managed by the use of forward contracts. There are a number of currencies for which either no forward market exists or where the cost of hedging that currency is deemed too costly. These instances thus give rise to VaR. These net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2007 Value-at-Risk			December 31, 2006 Value-at-Risk			December 31, 2005 Value-at-Risk
Income Currency (1 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	5	6	-20%	7	-	100%	48	-	100%
Euro	1	1	0%	1	1	-%	13	-	100%
British pound	43	4	91%	33	2	94%	60	7	88%
Other Core Currencies	9	1	89%	3	1	67%	8	1	88%
Rest of World	34	9	74%	23	6	74%	21	6	71%
Total undiversified	92	21	77%	67	10	85%	150	14	91%
Diversification	(48)	(16)	67%	(34)	(7)	79%	(42)	(7)	83%
Net VaR	44	5	89%	33	3	91%	108	7	94%

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2007 taking into account related currency hedges. As of December 31, 2007, the total 30-day Value-at-Risk, after hedges, at the 95% confidence level was US$5 million (December 31, 2006: US$3 million; December 31, 2005: US$7 million).

The largest exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

Financial Statements

Translation Risk
Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta. The table below demonstrates the 1 month translation Value-at-Risk:

(US$ million)	December 31, 2007 Value-at-Risk			December 31, 2006 Value-at-Risk			December 31, 2005 Value-at-Risk
Income Currency (1 month holding period)	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Swiss franc	6	15	-150%	24	24	-%	46	46	-%
Euro	36	24	33%	18	10	44%	23	15	35%
British pound	74	30	59%	56	29	48%	57	30	47%
Other Core Currencies	13	13	-%	10	10	-%	10	10	-%
Rest of World	94	86	9%	69	69	-%	53	53	-%
Total undiversified	223	168	25%	177	142	20%	189	154	19%
Diversification	(96)	(89)	7%	(57)	(52)	9%	(49)	(45)	8%
Net VaR	127	79	38%	120	90	25%	140	109	22%

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

The following table shows the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities (sensitivity of all financial assets and liabilities to interest rate movements) in line with the long-term benchmark of achieving a zero net duration.

(US$ million)	2007		2006		2005
	Net carrying amount Including derivatives	Duration (years)	Net carrying amount Including derivatives	Duration (years)	Net carrying amount Including derivatives	Duration (years)
Financial liabilities
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	188	0.25	156	0.25	264	0.25
Commercial paper	225	0.01	-	-	183	0.25
Eurobond 2011 - at fixed rate (USD)	662	3.24	550	4.16	-	-
Eurobond 2011 - at floating rate (USD)	-	-	100	0.25	-	-
Eurobond 2015 - at fixed rate (USD)	601	5.88	429	6.63	416	7.39
Eurobond 2015 - at floating rate (USD)	64	0.25	214	0.25	208	0.25
US private placement 2020 - at fixed rate (USD)	-	-	-	-	75	9.90
US private placement 2020 - at floating rate (USD)	75	0.25	75	0.25	-	-
US private placement 2025 - at fixed rate (USD)	75	11.04	75	11.09	75	11.47
US private placement 2035 - at fixed rate (USD)	100	13.41	100	13.18	100	13.57
Total Liabilities and weighted duration	1,990	4.67	1,699	4.35	1,321	4.69

Financial assets
Cash and cash equivalents	503	0.25	445	0.25	458	0.25
Marketable securities	90	0.25	81	0.24	4	0.25
Long-term Marketable securities	12	1.20	20	1.04	-	-
Total Assets and weighted duration	605	0.30	546	0.28	462	0.25

Other Price Risks
Syngenta has historically entered into derivatives related to commodity exposures to a limited extent. From 2005 Syngenta has also entered into some oil option derivatives to mitigate the impact of adverse price movements on Syngenta’s cost base. This activity now comprises oil and natural gas hedging in the UK and the US, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the US.

Oil exposure is mainly indirect through the impact of oil prices on the cost of both raw materials and distribution. Gas exposure occurs in the primary manufacturing sites but it is only in the USA and UK that liquid derivative hedging products are readily available.

The hedging programs in place aim to mitigate the impact of price volatility on the year-on-year income statement.

Soft commodity price risks arise in Syngenta’s US Seeds business and the hedging activity in this case is again aimed at providing stability in the year-on-year income statement. Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops using either exchange traded futures or OTC options.

Financial Statements

The table below assume a 12 month holding period.

(US$ million)	December 31, 2007 Earnings at-Risk			December 31, 2006 Earnings-at-Risk			December 31, 2005 Earnings-at-Risk
Hard Commodities	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Total Undiversified	13	9	31%	10	8	20%	15	11	27%
Diversification	(3)	(2)	33%	(1)	(1)	-%	(1)	(1)	-%
Net EaR	10	7	30%	9	7	22%	14	10	29%

	December 31, 2007 Earnings-at-Risk			December 31, 2006 Earnings-at-Risk			December 31, 2005 Earnings-at-Risk
Soft Commodities	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction	Gross Impact	Net Impact	Risk Reduction
Total Undiversified	37	33	11%	34	29	15%	31	26	16%
Diversification	(6)	(4)	33%	-	-	-	(2)	(2)	-%
Net EaR	31	29	6%	34	29	15%	29	24	17%

The hard commodity exposure is related to direct gas usage and a hedging program is in place, which reduces the Net EaR to US$7 million (December 31, 2006: US$7 million; December 31, 2005: US$10 million).

The soft commodity EaR is driven by the high volatility compared to other asset classes. The hedging program however reduces overall 12 month EaR at December 2007 to US$29 million (December 31, 2006: US$29 million; December 31, 2005: US$24 million).

In addition the group has an indirect exposure to oil that is not included in the table above. The associated operating income volatility is managed by an oil hedging program. As at December 31, 2007 there was 700,000 barrels of hedge protection in place for 2008 which reduces the overall Group EaR to oil exposure by US$18 million (December 31, 2006: US$9 million; December 31, 2005: US$13 million).

Credit Risk
Syngenta has policies and operating guidelines in place to ensure that financial instruments are limited to transactions with high credit quality banks and financial institutions. These include limits in respect of counterparties to ensure there is no significant concentration of credit risk. Any excess cash is invested in liquid investment grade instruments and split across major banks, financial and other institutions to minimize the credit risk. As of December 31, 2007, Syngenta had no treasury or derivative transactions that represented a significant concentration of credit risk. No credit losses have been incurred from the investments described above.

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

Capital Structure
Syngenta is committed to a low single A rating, which provides an optimal balance between financial flexibility and the cost of capital.  The dividend payout target range is 25% to 40% of distributable earnings and the net debt to equity target is 25% to 35%.

The following table details the constituents of net debt:

(US$ million)	2007	2006	2005
Constituents of closing balance:
Cash and cash equivalents	(503)	(445)	(458)
Marketable securities[1]	(102)	(101)	(4)
Current financial debts	399	143	514
Non-current financial debts	1,726	1,569	847
Financing-related derivatives[2]	(135)	(13)	(39)
Closing balance as at December 31	1,385	1,153	860

1 Long-term marketable securities are included in other financial assets
2 Included within other current assets and other current liabilities

The following table presents the derivation of the Debt/Equity gearing ratio:

(US$ million)	2007	2006	2005
Net debt	1,385	1,153	860
Shareholders’ equity	6,022	5,666	5,403
Debt/Equity gearing ratio (%)	23%	20%	16%

Liquidity Risk
Short-term liquidity
Although Syngenta operates globally, the two largest markets are Europe, Africa and the Middle East (EAME) and NAFTA each representing approximately 35% of consolidated sales in 2007 (2006: 36% each; 2005: 37% each).  Both sales and operating profit of these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle.  This results in a seasonal working capital requirement.

Syngenta’s principal source of liquidity consists of cash generated from operations.  Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a US$2.5 billion Global Commercial Paper program supported by a US$1.2 billion committed, revolving, multi-currency, syndicated credit facility with high credit quality banks expiring in August 2013.

Long-term financing
Long-term capital employed is currently partly financed through two unsecured non-current bonds issued under the Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market.

Syngenta considers that it takes a prudent liquidity risk management approach through ongoing monitoring of the cash requirements of the Group and its debt profile.  Syngenta’s policies ensure that sufficient headroom is available at all times.

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

Financial Statements

The following table shows Syngenta’s contractually agreed (undiscounted) interest payments and repayments on non-derivative financial liabilities and the related interest rate derivatives held at December 31, 2007.

2007 (US$ million)		Less than 1 Year			1 – 3 Years
	Net carrying amount Dec 31, 2007	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	1,711	74	-	-	148	-	-
Derivative financial liabilities
- Interest Rate Swaps	33	4	6	-	7	9	-

2007 (US$ million)	3 – 5 years			5 – 10 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	118	-	732	158	-	723
Derivative financial liabilities
- Interest Rate Swaps	7	1	-	-	1	-

2007 (US$ million)	10 – 20 years			20 – 30 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	99	-	156	45	-	100
Derivative financial liabilities
- Interest Rate Swaps	-	-	-	-	-	-

2006 (US$ million)		Less than 1 Year			1 - 3 Years
	Net carrying amount Dec 31, 2006	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	1,556	68	-	-	136	-	-
Derivative financial liabilities
- Interest Rate Swaps	26	-	2	-	4	3	-

2006 (US$ million)	3 – 5 years			5 - 10 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	136	-	657	176	-	646
Derivative financial liabilities
- Interest Rate Swaps	11	3	-	-	7	-

2006 (US$ million)	10 – 20 years			20 – 30 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	107	-	153	50	-	100
Derivative financial liabilities
- Interest Rate Swaps	-	-	-	-	-	-

2005 (US$ million)		Less than 1 year			1 - 3 years
	Net carrying amount Dec 31, 2005	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	1,101	52	-	259	76	-	-
Derivative financial liabilities
- Interest Rate Swaps	9	-	1	-	-	3	-
- Cross Currency Swaps	30	10	-	-	20	-	-

2005 (US$ million)	3 – 5 years			5 - 10 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	76	-	-	189	-	592
Derivative financial liabilities
- Interest Rate Swaps	-	2	-	-	6	-
- Cross Currency Swaps	20	-	-	33	-	50

2005 (US$ million)	10 – 20 years			20 – 30 years
	Fixed Interest rate	Variable interest rate	Repayment	Fixed interest rate	Variable interest rate	Repayment
Non-Derivative financial liabilities: - Unsecured Bonds	115	-	150	56	-	100
Derivative financial liabilities
- Interest Rate Swaps	-	-	-	-	-	-
- Cross Currency swaps	-	-	-	-	-	-

Forecast data for liabilities which may be incurred in the future is not included in the table above. Amounts in foreign currency were translated at the closing rate at the reporting date. The variable payments arising from the financial instruments were calculated based on the forward interest rate yield curve at December 31, 2007, 2006 and 2005. Interest on interest rate swaps includes the paid and received amounts as interest is settled on a net basis. Financial liabilities that can be repaid at any time have been assigned to the earliest possible time period.

Financial Statements

Derivative Financial Instruments
The following table shows Syngenta’s notional amount and maturities of derivative financial instruments held at December 31, 2007, 2006 and 2005:

(US$ million)	Total	30 days or less	30 - 60 days	60 - 90 days	90 - 180 days	180 days - 1 year	1 - 5 years	More than 5 years

Interest Rate Swaps
2007	1,610	-	-	-	-	-	1,371	239
2006	1,683	-	-	-	-	-	1,394	289
2005	399	-	-	-	-	185	-	214

Cross Currency Swaps
2007	1,277	-	-	-	-	-	636	641
2006	1,277	-	-	-	-	-	636	641
2005	826	-	-	-	-	185	-	641

Foreign Exchange Forward Contracts
Swiss franc	1,256	149	407	661	35	4	-	-
British pound sterling	2,058	150	61	829	63	955	-	-
Other European currencies	126	14	5	94	13	-	-	-
US dollar	4,420	820	304	2,142	514	340	300	-
Others	1,559	297	296	334	242	287	103	-
Total 2007	9,419	1,430	1,073	4,060	867	1,586	403
Total 2006	7,531	744	4,080	238	604	1,428	437	-
Total 2005	6,413	619	3,616	1,258	426	494	-	-

Currency Option Contracts
Swiss franc	213	-	21	-	49	143	-	-
British pound sterling	101	19	24	16	32	10	-	-
US dollar	664	32	32	86	124	315	75	-
Total 2007	978	51	77	102	205	468	75
Total 2006	659	57	159	54	185	204	-	-
Total 2005	711	60	94	117	305	135	-	-

Commodity Contracts
Total 2007	89	2	12	70	3	2	-
Total 2006	184	23	31	49	65	16	-	-
Total 2005	131	17	22	35	46	11	-	-

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

At December 31, 2007 Syngenta has the following hedges in place to manage its exposure to its debt portfolio:

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

The 4.125% Eurobond 2011 has been fully hedged through a combination of cross currency swaps and interest rate swaps which convert the Euro denominated fixed rate debt into US dollar fixed rate debt. These swaps have been designated as cash flow hedges.

In 2006 interest rate swaps and cross currency swaps with a notional value of US$214 million and US$100 million respectively were de-designated as cash flow hedges of the 4.125% Eurobond 2015 issuance, and 4.125% Eurobond 2011 issuance, respectively. The revaluation of these swaps at the time of de-designation will be recycled to the income statement as the interest charges relating to the bond are recorded.

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

Financial Statements

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

Gains and losses on foreign exchange forward contracts and net purchased options recognized as net investment hedges during the period were as follows:

(US$ million)	2007	2006	2005
Gains/(losses) recognized in equity	(69)	(104)	46
Gains/(losses) removed from equity and recognized in net income	-	-	-

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

From 2005, Syngenta entered into oil options to hedge an indirect exposure to oil prices. The fair value movements of the hedges are recorded in the income statement.  The amount reported in the 2007 income statement was a gain of US$3 million (2006: loss of US$3 million; 2005: gain of US$1 million).

In 2006 Syngenta also entered into commodity futures and options to hedge certain exposures to commodity crop prices, which did not qualify for hedge accounting. The movements in the fair value of the hedges are recorded in the income statement. The amount reported in the 2007 income statement was a gain of US$ nil million (2006: gain of US$5 million; 2005: gain of US$ nil).

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

The notional amounts and fair values of the above instruments at December 31, 2007, 2006 and 2005 are as follows:

	Notional amount			Positive fair value			Negative fair value
(US$ million)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Interest Rate Swaps	1,610	1,683	399	7	1	6	(33)	(26)	(10)
- designated as cash flow hedges	1,371	1,090	-		1	-	(31)	(12)	-
- designated as fair value hedges	139	493	-	7	-	-	(2)	(14)	-

Cross Currency Swaps	1,277	1,277	826	161	38	73	-	-	(30)
- designated as cash flow hedges	1,213	963	428	155	29	(20)	-	-	-
- designated as fair value hedges	64	314	-	6	9	-	-	-	-

Foreign Exchange Forward Contracts	9,419	7,531	6,413	179	87	75	(132)	(67)	(96)
- designated as cash flow hedges	1,333	1,241	382	56	15	4	(46)	(12)	(16)
- designated as hedges of net investments in foreign operations	1,838	931	1,055	35	9	26	(22)	-	-

Currency Option Contracts	978	659	711	24	20	7	(23)	(1)	(5)
- designated as cash flow hedges	978	659	711	24	20	7	(23)	(1)	(5)

Commodity Contracts	89	184	131	4	6	6	(1)	(2)	-
- designated as cash flow hedges	10	32	57	-	2	2	(1)	(2)	-

Gains and losses on derivative instruments recognized as cash flow hedges during the period were as follows:

(US$ million)	2007	2006	2005
Interest Rate Swaps
Gains/(losses) recognized in equity	(8)	(20)	(23)
Gains/(losses) removed from equity and recognized in net income	-	-	(9)

Cross Currency Swaps
Gains/(losses) recognized in equity	(23)	(15)	(2)
Gains/(losses) removed from equity and recognized in net income	-	-	(2)

Foreign Exchange Forward Contracts
Gains/(losses) recognized in equity	(1)	16	(38)
Gains/(losses) removed from equity and recognized in net income	(7)	(4)	(7)

Currency Option Contracts
Gains/(losses) recognized in equity	6	20	(42)
Gains/(losses) removed from equity and recognized in net income	22	(10)	12

Commodity Contracts
Gains/(losses) recognized in equity	7	5	12
Gains/(losses) removed from equity and recognized in net income	5	3	(2)

The forecasted future interest payments designated as the hedged item in a cash flow hedge for the above interest rate and cross currency swaps were expected to occur and be reported in net income as follows:

(US$ million)	2007	2006	2005

Less than one year	58	41	16
One to five years	202	164	65
Five years or later	86	82	81

The majority of the forecasted transactions designated as the hedged items for the above foreign exchange forward contracts, currency options and commodity contracts are expected to occur and be reported within net income within one year from the balance sheet date. In 2007 there were no gains/(losses) reclassified into earnings as a result of cash flow hedge accounting being discontinued on the grounds that it had become unlikely that the hedged forecasted transaction would occur.

Gains and losses recognized in net income on financial instruments designated as fair value hedges and on the hedged items attributable to the hedged risk are as follows:

(US$ million)	2007	2006	2005

Interest rate swaps	14	2	(24)
Cross currency swaps	(13)	(5)	3

Underlying hedged items	(1)	3	19

Financial Statements

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

During 2005 the portfolio of derivatives hedging the 4.125% Eurobond 2015 was revised and cross currency swaps with a notional amount of US$214 million were de-designated as cash flow hedges. The revaluation deferred in the cash flow hedge reserve to the point of de-designation is being amortized over the remaining life of the bond. An immaterial expense has been charged to financial expense, net.

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

At the end of 2005 after reviewing forecast transactional cover available for cash flow hedge designation a number of net income currency hedges were de-designated. In 2006 these de-designated hedges were marked to market through the income statement generating a gain of US$4 million.

Reported gains and losses on revaluation of available-for-sale financial assets were as follows:

(US$ million)	2007	2006	2005
Impairment losses reported in profit or loss	(2)	-	(19)
Unrealized holding gains/(losses) reported in shareholders’ equity	(47)	39	(3)
Unrealized holding gains/(losses) removed from equity and classified in net income	-	-	10

Quoted equity securities are valued at quoted closing prices. Fair value of unquoted equity securities is not material.

Off-balance sheet finance
At December 31, 2007, non-recourse factoring amounted to US$6 million (2006: US$23 million; 2005: US$6 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

33. Syngenta’s operations, associates and joint ventures as at December 31, 2007
The following are the significant legal entities in the Syngenta group. Please refer to Note 2 “Accounting Policies” for the appropriate accounting method applied to each type of entity.

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
Argentina
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,998,205	Sales/Production
Australia
Syngenta Crop Protection Pty Ltd.	North Ryde	100%	AUD	83,942,909	Sales/Production
Syngenta Seeds Pty Ltd.	Keysborough	100%	AUD	1,000,000	Sales/Production
Bangladesh
Syngenta Bangladesh Limited	Dhaka	60%	BDT	102,644,000	Sales/Production
Belgium
Syngenta Crop Protection N.V.	Ruisbroek	100%	EUR	3,809,521	Sales
Bermuda
Syngenta Investment Ltd.	Hamilton	100%	USD	12,000	Finance
Syngenta Reinsurance Ltd.	Hamilton	100%	USD	120,000	Insurance
Brazil
Syngenta Seeds Ltda.	São Paulo	100%	BRL	34,678,391	Sales/Production/ Research
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	1,620,211,424	Sales/Production/ Research
Canada
Syngenta Seeds Canada, Inc.	Arva, Ont	100%	CAD	1,000	Sales/Production
Syngenta Crop Protection Canada, Inc.	Guelph, Ont	100%	CAD	1,700,000	Sales/Research
Chile
Syngenta S.A.	Santiago de Chile	100%	CLP	2,190,898,985	Sales
China
Syngenta (Suzhou) Crop Protection Company Limited	Kunshan	100%	CNY	203,747,322	Production
Syngenta Seeds (Beijing) Co., Ltd.	Beijing	100%	CNY	8,277,793	Sales
Syngenta (China) Investment Company Limited	Beijing	100%	CNY	383,080,523	Holding/Sales
Syngenta Nantong Crop Protection Company Limited	Jiangsu Province	100%	CNY	354,417,000	Production
Syngenta Crop Protection Limited	Hong Kong	100%	HKD	500,000	Sales
Colombia
Syngenta S.A.	Bogotá	100%	COP	58,134,293,300	Sales/Production
Czech Republic
Syngenta Czech s.r.o.	Prague	100%	CZK	21,100,000	Sales/Development
Denmark
Syngenta Seeds A/S	Copenhagen	100%	DKK	2,000,000	Sales
Syngenta Crop Protection A/S	Copenhagen	100%	DKK	9,500,000	Sales
L. Daehnfeldt A/S	Odense	100%	DKK	130,000,000	Sales/Production/ Research
Egypt
Syngenta Agro S.A.E.	Giza	100%	EGP	3,000,000	Sales

Financial Statements

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
France
Syngenta France S.A.	Saint Cyr l’Ecole	100%	EUR	99,965,085	Holding
Syngenta Seeds S.A.S.	Saint-Sauveur	100%	EUR	50,745,240	Sales/Production/ Development
Syngenta Production France S.A.S.	Saint Pierre La Garenne	100%	EUR	16,500,000	Production
Syngenta Agro. S.A.S.	Saint Cyr l’Ecole	100%	EUR	22,543,903	Sales/Development
Germany
Syngenta Seeds GmbH	Kleve	100%	EUR	1,330,000	Sales/Research/ Production
Syngenta Germany GmbH	Maintal	100%	EUR	6,129,000	Holding
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Greece
Syngenta Hellas AEBE	Athens	100%	EUR	4,126,933	Sales/Production
Guatemala
Agro Insumos, S.A.	Guatemala City	100%	GTQ	1,945,400	Sales/Research
Hungary
Syngenta Seeds Kft.	Budapest	100%	HUF	47,450,000	Sales/Research
Syngenta Kft.	Budapest	100%	HUF	280,490	Sales
India
Syngenta India Limited	Mumbai	95%	INR	159,308,320	Sales/Production/ Research
Syngenta Crop Protection Private Limited	Mumbai	100%	INR	275,000,000	Sales/Production
Indonesia
P.T. Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Development
Ireland
Syngenta Ireland Limited	Dublin	100%	EUR	50,790	Sales
Italy
Syngenta Crop Protection S.p.A.	Milan	100%	EUR	5,200,000	Sales/Production/ Research
Syngenta Seeds S.p.A.	Milan	100%	EUR	5,772,000	Sales/Production/ Research
Ivory Coast
Syngenta Côte d'Ivoire S.A.	Abidjan	100%	XOF	5,858,930,000	Sales/Production
Japan
Syngenta Seeds K.K.	Chiba-ken	100%	JPY	35,800,000	Sales
Syngenta Japan K.K.	Tokyo	100%	JPY	475,000,000	Sales/Production/ Research
Liechtenstein
Syntonia Insurance AG	Vaduz	100%	USD	14,500,000	Insurance
Luxembourg
Syngenta Participations AG & Co. SNC	Luxembourg	100%	USD	100,000	Holding/Finance
Syngenta Luxembourg Finance (#2) Sàrl	Luxembourg	100%	USD	12,500	Finance
Syngenta Luxembourg Finance (#2) S.c.A.	Luxembourg	100%	EUR	100,000	Finance
Syngenta Luxembourg (#1) S.A.	Luxembourg	100%	USD	100,000	Finance

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
Malaysia
Syngenta Corporation Sdn. Bhd.	Shah Alam	100%	MYR	10,000,002	Holding
Syngenta Crop Protection Sdn. Bhd.	Shah Alam	85%	MYR	6,000,000	Sales
Mexico
Syngenta Agro, S.A. de C.V.	Mexico City	100%	MXN	157,580,000	Sales/Production
Morocco
Syngenta Maroc S.A.	Casablanca	100%	MAD	55,000,000	Sales/Development
Netherlands
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/ Production/Research
Syngenta Mogen B.V.	Enkhuizen	100%	EUR	9,343,785	Holding
Syngenta Chemicals B.V.	Enkhuizen	100%	EUR	31,583,104	Sales/Production
Syngenta Crop Protection B.V.	A.M. Bergen op Zoom	100%	EUR	19,059	Sales
Syngenta Alpha B.V.	Enkhuizen	100%	EUR	18,193	Holding
Syngenta Beta B.V.	Enkhuizen	100%	EUR	18,154	Holding
Syngenta Kappa B.V.	Enkhuizen	100%	EUR	20,001	Holding
Syngenta Finance N.V.	Enkhuizen	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	Enkhuizen	100%	EUR	45,000	Finance
Pakistan
Syngenta Pakistan Limited	Karachi	99.7%	PKR	75,937,500	Sales/Production/ Development
Panama
Syngenta S.A.	Panama	100%	USD	10,000	Sales
Philippines
Syngenta Philippines, Inc.	Makati City	100%	PHP	59,850,000	Sales/Production
Poland
Syngenta Crop Protection Sp.z.o.o.	Warsaw	100%	PLN	15,000,000	Sales
Syngenta Seeds Sp.z.o.o.	Piaseczno	100%	PLN	50,000	Sales
Portugal
Syngenta Crop Protection - Solucões Para A Agricultura, Lda.	Lisbon	100%	EUR	30,000	Sales
Russian Federation
OOO Syngenta	Moscow	100%	RUB	675,000	Sales
Singapore
Syngenta Asia Pacific Pte Ltd.	Singapore	100%	SGD	1,588,023,595	Sales
Syngenta Singapore (Biotech) Pte Ltd.	Singapore	100%	SGD	23,308,434	Research/ Development
South Korea
Syngenta Seeds Co. Ltd.	Seoul	100%	KRW	20,050,000,000	Sales/Production/ Research
Syngenta Korea Ltd.	Seoul	100%	KRW	55,000,000,000	Sales/Production

Financial Statements

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
Spain
Syngenta Agro S.A.	Madrid	100%	EUR	7,544,828	Sales/Production
Syngenta Seeds S.A.	Barcelona	100%	EUR	2,404,000	Sales/Production
Syngenta Spain S.L.	Madrid	100%	EUR	3,006	Holding
Koipesol Semillas S.A.	Seville	68%	EUR	3,966,600	Sales/Production/ Research
Sweden
Syngenta Seeds AB	Landskrona	100%	SEK	210,000,000	Sales/Production/ Research
Switzerland
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG	Basel	100%	CHF	257,000	Holding/Sales/ Production/Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/ Research
Syngenta Crop Protection Münchwilen AG	Münchwilen	100%	CHF	5,010,000	Production/Research
Syngenta Crop Protection Monthey SA	Monthey	100%	CHF	70,000,000	Production
CIMO Compagnie Industrielle de Monthey SA	Monthey	50%	CHF	10,000,000	Production
Syngenta International AG	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG	Basel	100%	CHF	25,000,020	Holding
Syngenta Finance AG	Basel	100%	CHF	2,000,000	Finance
Syngenta South Asia AG	Basel	100%	CHF	9,000,000	Holding
Taiwan
Syngenta Taiwan Ltd.	Taipei	100%	TWD	30,000,000	Sales
Thailand
Syngenta Crop Protection Limited	Bangkok	100%	THB	100,000,000	Sales/Production/ Research
Turkey
Syngenta Tarim Sanayi ve Ticaret A.S.	Izmir	100%	TRL	2,035,000,000,000	Sales/Production
United Kingdom
Syngenta Seeds Limited	Guildford	100%	GBP	1,760,935	Sales/Production/ Research
Syngenta Bioline Production Limited	Little Clacton	100%	GBP	10,000	Sales/Production
Syngenta Crop Protection UK Limited	Whittlesford	100%	GBP	500	Sales/Research
Syngenta Grimsby Limited	Guildford	100%	GBP	16,500,000	Sales
Syngenta Holdings Limited	Guildford	100%	GBP	135	Holding
Syngenta Treasury Services Limited	Guildford	100%	GBP	100	Holding
Syngenta Limited	Guildford	100%	GBP	464,566,941	Holding/Production/ Research

Country	Domicile	Percentage owned by Syngenta		Share capital local currency[1]	Function of company
USA
Syngenta Crop Protection, Inc.	Greensboro, NC	100%	USD	1	Sales/Production/ Research
Syngenta Seeds, Inc.	Golden Valley MN	100%	USD	-	Sales/Production/ Research
Syngenta Biotechnology, Inc.	Research Triangle Park, NC	100%	USD	-	Research
Syngenta Corporation	Wilmington, DE	100%	USD	100	Holding/Finance
Syngenta Finance Corporation	Wilmington, DE	100%	USD	10	Finance
GB Biosciences Corporation	Greensboro, NC	100%	USD	-	Sales/Production
Garst Seed Company	Slater, IA	90%	USD	101	Sales/Research
Golden Seed Company, Inc.	Cordova, IL	90%	USD	1,477	Sales/Production
Garwood Seed Co.	Stonington, IL	90%	USD	56,916	Sales/Production
J.C. Robinson Seeds, Inc.	Waterloo, NE	90%	USD	472,927	Sales/Production/ Research
Sommer Bros. Seeds Co.	Pekin, IL	90%	USD	69,911	Sales
Thorp Seed Co.	Clinton, IL	90%	USD	142,475	Sales
Dulcinea Farms, LLC	Ladera Ranch, CA	100%	USD	-	Sales/Production
Syngenta Animal Nutrition, Inc.	Research Triangle Park, NC	100%	USD	-	Sales/Research
Conrad Fafard, Inc.	Agawam, MA	100%	USD	1	Sales/Marketing
Ukraine
TOV Syngenta	Kiev	100%	USD	15,000	Sales
Vietnam
Syngenta Vietnam Limited	Bien Hoa City	100%	VND	55,063,000,000	Sales

1 Currency code used is according to ISO 4217.

Financial Statements

34. Subsequent events
On January 31, 2008, Sumitomo Chemical Co and its Valent unit filed patent-infringement complaints against Syngenta AG.  Syngenta is currently reviewing the case.

Approval of the Financial Statements
These financial statements were approved by the Board of Directors on February 6, 2008.