Form 20-F
period 2008-12-31
SYNGENTA AG
filed 2009-02-18
CIK 1123661

As filed with the Securities and Exchange Commission on February 18, 2009
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008
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

James Halliwell
+41 61 323 7074
james.halliwell@syngenta.com /41 61 323 9094
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

96,914,857 Common shares, nominal value CHF 0.10 each

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

Large accelerated filer ☒              Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes                       ☒  No

Introduction

NATURE OF OPERATIONS

Syngenta AG (“Syngenta”, the “Company”, “we” or “us”) is a world-leading agribusiness that is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality.  In addition, Syngenta is a leader in “Professional Products”, through the development of products for markets such as Lawn and Garden, Professional Pest Management, Vector Control and Public Health.  Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

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

We identify the forward-looking statements in this annual report by using the words “will” or “would”, or “anticipates”, “believes”, “expects”, “intends” or similar expressions, or the negative of these expressions. We cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry;

•	the risk that the current global financial crisis may have a material adverse effect on our results and financial position;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that Syngenta’s crop protection business may be adversely affected by increased use of products derived from biotechnology;

i

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with an earthquake occurring in a key site;

•	the risks that we now consider immaterial, but that in the future prove to become material; and

•	other risks and uncertainties that are not known to us or are difficult to predict.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements in Item 18.

The selected financial highlights presented on the following page has been extracted from the consolidated financial statements of Syngenta that were prepared in accordance with IFRS. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Emergent Genetics Vegetable A/S from June 1, 2006, Conrad Fafard, Inc. from August 1, 2006, Fischer group of companies from July 1, 2007, Zeraim Gedera Ltd. from September 1, 2007, SPS Argentina SA from November 2008, Goldsmith Seeds, Inc. from November 19, 2008 and the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. from December 12, 2008. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Selected Financial Data

	Year ended December 31,
(US$ million, except where otherwise stated)	2008	2007	2006	2005	2004
Amounts in accordance with IFRS(1)
Income statement data:
Sales	11,624	9,240	8,046	8,104	7,269
Cost of goods sold	(5,713)	(4,669)	(3,982)	(3,950)	(3,532)
Gross profit	5,911	4,571	4,064	4,154	3,737
Operating expenses	(4,053)	(3,107)	(3,235)	(3,294)	(3,196)
Operating income	1,858	1,464	829	860	541
Income before taxes	1,692	1,419	798	766	466
Profit for the period from continuing operations	1,385	1,111	637	626	536
Profit for the period attributable to Syngenta AG shareholders	1,385	1,109	634	622	460
Number of shares– basic	93,916,415	95,973,958	98,165,298	100,017,271	105,208,929
Number of shares– diluted	94,696,762	97,143,368	99,876,180	101,464,222	106,015,369
Basic earnings/(loss) per share:
From continuing operations	14.75	11.56	6.46	6.22	5.16
From discontinued operations	–	–	–	–	(0.79)
Total	14.75	11.56	6.46	6.22	4.37
Diluted earnings/(loss) per share:
From continuing operations	14.63	11.42	6.35	6.13	5.12
From discontinued operations	–	–	–	–	(0.78)
Total	14.63	11.42	6.35	6.13	4.34
Cash dividends declared – CHF per share	4.80	1.60	–	–	–
– US$ per share equivalent	4.76	1.32	–	–	–
Par value reduction – CHF per share	–	2.20	3.30	2.70	1.70
– US$ per share equivalent	–	1.78	2.68	2.10	1.35
Cash flow data from continuing operations:
Cash flow from operating activities	1,466	1,168	928	497	1,309
Cash flow used for investing activities	(608)	(368)	(411)	(144)	(686)
Cash flow used for financing activities	(457)	(781)	(541)	(74)	(679)
Capital expenditure on tangible fixed assets	(444)	(317)	(217)	(174)	(166)
Balance sheet data:
Current assets less current liabilities(3)	3,386	2,606	2,598	1,789	1,757
Total assets	14,584	13,280	11,852	11,404	11,786
Total non-current liabilities(3)	(4,449)	(3,361)	(3,220)	(2,553)	(2,908)
Total liabilities	(8,683)	(7,239)	(6,158)	(5,973)	(6,108)
Share capital	6	6	142	353	525
Total shareholders’ equity	5,884	6,022	5,666	5,403	5,658
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment(2)	16.26	11.45	8.73	7.67	7.19

Notes

(1)
Syngenta has prepared the consolidated financial statements in US dollars and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements in Item 18.

(2)
Diluted earnings per share from continuing operations, excluding restructuring and impairment, is a non-GAAP measure.  A non-GAAP measure is a numerical measure of financial performance, financial position or cash flow that either:

–
includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB, or

–	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be limited continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance. Further discussion on the reason for including disclosure of this and other non-GAAP measures is included in Appendix A at the end of the Operating and Financial Review and Prospects.

Restructuring and impairment charges for 2008, 2007 and 2006 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring and impairment for 2005 and 2004 mainly related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites. A detailed reconciliation of profit for the period and earnings per share before restructuring and impairment to profit for the period and earnings per share according to IFRS is presented in Appendix A at the end of the Operating and Financial Review and Prospects.

(3)
“Current assets less current liabilities” and “Total non-current liabilities” amounts for 2004 through 2007 have been affected by the reclassifications described in footnote (1) to the consolidated balance sheet included in the consolidated financial statements in Item 18. As a result, “Current assets less current liabilities” increased/(decreased) from the amounts previously reported as follows: 2007, US$139 million decrease; 2006, US$20 million increase; 2005, US$42 million increase; and 2004, US$428 million decrease, and “Total non-current liabilities” increased from the amounts previously reported as follows: 2007, US$47 million; 2006, US$30 million; 2005, US$45 million; and 2004, US$24 million.

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

Syngenta Faces Increasing Competition in Its Industry

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

The Current Global Financial Crisis May Have a Material Adverse Effect on Our Results and Financial Position

Declines in commodity crop prices can indirectly affect Syngenta’s results by adversely affecting the income and financial position of Syngenta’s customers and of the users of Syngenta’s products.  This may result in reduced sales, competitive price pressure in Syngenta’s markets and in slower collection of accounts receivable. These occurrences may negatively impact Syngenta’s business, results of operations or cash flows. Because of the high proportion of costs which are fixed in nature, Syngenta may not be able to compensate fully for these effects in the short term through measures such as reducing expenses.

While Syngenta views its current credit facilities as adequate for its needs, the current crisis in the banking sector may restrict Syngenta’s ability to raise additional funds or increase the cost of such funding. The current crisis may limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta.

Further significant declines in asset prices, or changes to long-term assumptions may cause funding levels in Syngenta’s externally funded defined benefit pension plans to fall below stipulated regulatory levels. This may require Syngenta to pay additional contributions to restore funding to required levels. Please see Notes 2 and 22 to the consolidated financial statements in Item 18 for further information about Syngenta’s defined benefit pension plans and the assumptions used to measure the related pension liabilities.

Syngenta’s Customers May Be Unable to Pay Their Debts to Syngenta Due to Economic Conditions

Normally Syngenta delivers its products against future payment.  Syngenta’s credit terms vary according to local market practice, with credit terms for customers usually ranging from 30 to 180 days, except for customers in emerging markets, where credit terms may range from cash on delivery to 240 days.  Syngenta’s customers, particularly in developing economies and in economies particularly affected by the current global economic downturn, may be exposed to business and financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses in these markets.

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

Environmental and health and safety laws, regulations and standards expose Syngenta to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued.  In addition, many of Syngenta’s manufacturing sites have a long history of industrial use.  As is typical for businesses like Syngenta’s, soil and groundwater contamination has occurred in the past at some sites, and may be identified at other sites in the future.  Disposal of waste from its business at off-site locations also exposes Syngenta to potential remediation costs.  Consistent with past practice Syngenta is continuing to investigate and remediate, or monitor soil and groundwater contamination at a number of these sites.  Despite its efforts to comply with environmental laws, Syngenta may face remediation liabilities and legal proceedings concerning environmental matters.

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

Third Parties May Challenge Some of Syngenta’s Intellectual Property Rights or Assert That Syngenta Has Infringed Theirs

Scientific and technological innovation is critical to the long-term success of Syngenta’s businesses. However, third parties may challenge the measures that Syngenta takes to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights and, as a result, Syngenta’s products may not always have the full benefit of intellectual property rights.

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

The Value of Syngenta’s Intangible Assets, Including Goodwill Arising from Acquisitions, May Become Impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2008, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta has concluded that its intangible assets are not impaired at December 31, 2008. However, unforeseen events that occur in the future, including a more severe impact on Syngenta’s business from the global economic crisis than is currently anticipated, may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

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

Consumer and Government Resistance to Genetically Modified Organisms May Negatively Affect Syngenta’s Public Image and Reduce Sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection, with a current focus on North and South America.  However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results.  The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology.  In addition, some government authorities have enacted, and others in the future might enact, regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of the products derived through biotechnology could have a negative impact on areas of Syngenta’s traditional crop protection business.  This may not be offset, in whole or in part, by the opportunities presented to Syngenta’s seeds and business development businesses, which are more actively pursuing products and traits developed through biotechnology.  Crop protection accounted for approximately 80% of sales in 2008, whereas seeds accounted for approximately 20% of sales.  The areas of Syngenta’s crop protection business which are most affected by genetically modified seeds are those of selective herbicides and insecticides for use on oilseed crops, corn and cotton.

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

Currency Fluctuations May Have a Harmful Impact on Syngenta’s Financial Results or May Increase Its Liabilities

Syngenta reports its results in US dollars; however a substantial portion of sales and product costs are denominated in currencies other than the US dollar.  Fluctuations in the values of these currencies, especially in the US dollar against the Swiss franc, British pound, Euro and Brazilian real, can have a material impact on Syngenta’s financial results. Fluctuations in the exchange rate against the US dollar of certain emerging market foreign currencies where hedging products are expensive or of limited availability may directly impact Syngenta’s results through recognition of currency losses.

Syngenta Maintains a Single Supplier for Some Raw Materials, Which May Affect Its Ability to Obtain Sufficient Amounts of Those Materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products where there is no viable alternative source or where there is sufficient commercial benefit and security of supply can be assured.  Such single supplier arrangements account for approximately 30% of Syngenta’s purchases of active ingredients, intermediates and raw materials, as determined by cost.  Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier.

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

Earthquakes Could Adversely Affect Syngenta’s Business

Syngenta’s Corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, other major facilities of Syngenta’s Crop Protection and Seeds businesses are located in earthquake zones around the globe. In the event of a major earthquake, Syngenta could experience loss of life, destruction of facilities and/or business interruptions which could have a material adverse effect on its business.

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

If You Hold Syngenta ADSs It May Be More Difficult for You to Exercise Your Rights

The rights of holders of Syngenta ADSs are governed by the deposit agreement between Syngenta and The Bank of New York Mellon. These rights are different from those of holders of Syngenta shares in several respects, including the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attendance at shareholders’ meetings.  As a result, it may be more difficult for you to exercise those rights.

ITEM 4 –– INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG was formed on November 12, 1999 under the laws of Switzerland.  In November 2000, Syngenta’s business operations were created by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering.  Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

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

Syngenta became a publicly listed company on November 13, 2000. As at December 31, 2008, the company is listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Investments

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company, Sanbei Seeds Co. Ltd., which specializes in the production and sale of hybrid corn seeds. In November 2008, Syngenta purchased SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. The combined purchase price of these acquisitions was $173 million, subject to final purchase price adjustments on certain of the transactions.

In March 2008, Syngenta acquired the exclusive worldwide rights to distribute a sprayable formulation of 1-methylcyclopropene under the trademark  InvinsaTM from Rohm & Haas Co. and its subsidiary Agrofresh Inc. The InvinsaTM  technology protects crop yields during extended periods of high temperature, mild-to-moderate drought and other crop stresses. In September 2008, Syngenta acquired from E.I. du Pont de Nemours and Company (DuPont) an exclusive worldwide license to develop mixture products containing Cyazypyr™, a new broad spectrum insecticide. Cyazypyr™ is complementary to the DuPont Rynaxypyr® insect control product that Syngenta is developing in mixtures with its own leading insect control products. Under the agreement, Syngenta will grant DuPont access to mesotrione, the active ingredient in Callisto®.

During 2007 and early 2008, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 96%, at a cash cost of US$71 million. SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007. Syngenta intends to invest further in India as a manufacturing and research and development center for its global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta purchased 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group specializes in the breeding and marketing of flower crops.  On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of high value vegetable seeds, including tomato, pepper and melon. The combined purchase price of these acquisitions was US$108 million.

On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (EGV). On August 1, 2006, Conrad Fafard Inc., (Fafard) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries in exchange for cash paid to, or for the account of, Fafard’s former shareholders and settlement of certain liabilities of Fafard. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders (LRPB) that it did not already own. LRPB was held as an asset held for resale until its partial divestment in November 2007. The combined purchase price of these acquisitions was US$148 million.

In March 2006, Syngenta acquired from DuPont an exclusive worldwide license to develop DuPont’s new insecticide chlorantraniliprole (formerly referred to as Rynaxypyr®(1)) in mixtures with its own insects control products. At the same time, Syngenta sold to DuPont worldwide rights to Syngenta’s strobilurin fungicide pycoxystrobin, sold as ACANTO® (1).

Divestments

There were no significant business or product divestments in 2008.

On May 30, 2007, Syngenta completed the disposal of the part of the Rosental site in Basel that was seen as in excess of Syngenta’s medium term needs.  Net proceeds from this transaction were approximately US$145 million.

On November 2, 2007, Syngenta sold a controlling equity interest in LRPB to Pacific Seeds Pty Ltd., an associate of United Phosphorus Ltd., for US$11 million. Syngenta retains a non-controlling equity interest in LRPB.

There were no major business or product divestments in 2006 other than the ACANTO® transaction noted above.

Syngenta’s strategy

Syngenta’s goal is to create value for its shareholders through innovative research and technology to raise agricultural productivity worldwide. The key elements of this strategy are described below.

Drive land productivity through innovation

The optimal use of agricultural technology increases yield and thereby maximizes land productivity while conserving scarce resources such as water.  Syngenta’s research is targeted at discovering and bringing to market new products with improved efficacy and safety profiles which contribute to the development of sustainable agriculture.

Alongside the introduction of new active ingredients, we aim to harness the full potential of established products and technologies through the introduction of innovative mixtures, formulations and programs. These extend product lifecycles by providing new effects and opportunities for growers.

Build leadership in plant performance

Syngenta is taking the scope of its business beyond pest control and is delivering full crop programs and solutions which also increase crop vigor and yield.  Beyond this we aim to take yields to a new level through the physiological enhancement of crops.

Capitalize on Seeds investment

Accelerating technology penetration is enabling us to expand our sales of both genetically modified and conventional seeds.  This expansion will reflect our increased level of investment in biotech and native traits as well as in germplasm. The roll-out of our technology underpins our expectation of achieving a significant increase in Seeds profitability over the medium term.  We plan to deliver a pipeline offering new advantages not only to growers but also to the end-users of crops.

Expand emerging markets

We recognize the particular importance of achieving yield improvements in emerging markets which are the focus of population growth and dietary change.  Our aim is to expand the range of products available in these markets while providing a wide range of advisory and support services.  We will continue to make significant investments in these markets in terms of people, portfolio and the supply chain.

(1)        Rynaxypyr® and ACANTO® are trademarks of DuPont.

Create new businesses

Syngenta is active in furthering new businesses and business models to adapt to fast changing market dynamics.  The growth in our Seed Care business demonstrates our ability to spearhead technology shifts.  Our emerging Lawn & Garden business is another example of the potential we have to leverage our active ingredient portfolio and to offer our customers integrated solutions covering both plant protection and seeds.

Maintain cost efficiency

Syngenta continues to optimize its structures in order to attain the highest levels of cost efficiency.  The current Operational Efficiency program announced in 2007 aims to achieve annualized savings net of inflation of $290 million by 2011.  The cost of the new program is now estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to 2011. Cash spent under the program in 2008 totaled approximately US$90 million and since inception totaled approximately US$160 million. The savings are targeted primarily at General & Administrative and Research & Development costs to enable continued investment in growth initiatives.

Outperform the industry

Syngenta aims to gain market share through continuous innovation accompanied by outstanding customer support.  We offer value-adding solutions tailored to local customer needs and supported by a sales force with outstanding capability.  We believe that the breadth of our business, spanning Crop Protection, Seeds, Traits and Seed Care gives us a unique ability to offer integrated crop technology to growers.

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses.  Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality.  Many of these products also have application in the professional products sector in areas such as public health, turf and ornamental markets.  The Seeds business operates in two high value commercial sectors: seeds for field crops including corn, oilseeds, cereals and sugar beet; and vegetable and flower seeds.  Through its Business Development research, Syngenta is applying biotechnology to areas including biofuels.  Syngenta aims to be the partner of choice for grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

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

CROP PROTECTION

Products

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for corn, cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and field crops; seed care, primarily in corn, soybean, cereals  and cotton; and professional products, such as products for public health and products for turf and ornamentals.  Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water.  Herbicides can be subdivided into (i) selective herbicides, which are crop-specific and control weeds without harming the crop and (ii) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality.  Seed care products are insecticides and fungicides used to protect growth during the early stages.  Professional products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture, and include a broad range of premium growing media mixes for professional flower growers.

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

•
S-metolachlor (DUAL GOLD®/ DUAL MAGNUM®) is a lower rate replacement for metolachlor.  Its use has not only reduced the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but has also decreased the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops.

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

•
Azoxystrobin (AMISTAR®), a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and our largest selling product.  It is registered for use in approximately 100 countries and for approximately 120 crops.  In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®. Mixtures of azoxystrobin with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to tackle diseases in cereal crops, primarily in the intensive markets of Europe where growers and advisors value the strong rust control performance and yield enhancing properties of azoxystrobin.  Mixtures are also used in corn as part of a complete plant performance program where significant yield increases are achieved.

•
Chlorothalonil (BRAVO®), acquired in 1998, is a world-leading fungicide.  With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Syngenta has re-commence sales of cyproconazole directly, under the ALTO® and other brand names.

•
Cyprodinil (UNIX®/STEREO®(2)/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals.  It is used to control eyespot, powdery mildew and leaf spot diseases.  Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed.  CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit such as apples and pears or on grapes and vegetables, respectively.

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

•	Fluazinam(3) (SHIRLAN®) is a fungicide for control of potato blight.

•
MEFENOXAM™(4)(APRON® XL/ RIDOMIL GOLD®/FOLIO GOLDTM/APRONT®XL/ SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews.  It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops.

(2) Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.
(3) Fluazinam is distributed, but not manufactured, by Syngenta.
(4) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAMTM is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

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

Seed Care

The use of seed care products is an effective, efficient, and targeted method to protect the seedling and the young plant against diseases and insects during the period when they are most vulnerable. Our broad range of fungicides and insecticides allows us to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important.

•
Difenoconazole (DIVIDEND®) is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape.  This product is highly systemic and provides a long lasting, high-level effect.  It is safe for the seed and the seedling and provides for a faster germination than other products in the market.

•
MEFENOXAM™(5)  (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews.  It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops.  MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

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

(5) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAMTM is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Recently Launched Products (last 3 years)

Selective Herbicides

•
Pinoxaden (AXIAL®) was successfully launched in a number of countries in 2006. It is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility.

Fungicides

•
Mandipropamid (REVUS®) is a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements our existing product range. REVUS® was launched during 2007 and is currently sold in 8 countries.

Insecticides

•
Chlorantraniliprole mixtures (DURIVO®; AMPLIGO®; VOLIAMTM; VIRTAKO®). RynaxypyrTM(6) is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests.

Professional Products

•	AVICTA®, a new seed treatment for the control of nematodes in cotton, was launched in the USA in January 2006.

Products in Late Stage Development

Syngenta has a rich pipeline which extends beyond 2012 with projects covering all product lines.

Selective Herbicides

•	449, a new broad-spectrum selective herbicide for use in corn and sugar cane which complements our existing product range.

Fungicides

•	520, a new broad-spectrum cereal fungicide which complements the existing range and provides additional resistance management opportunities.

•	524, a new fungicide seed treatment which complements our existing product range.

Insecticides

•
Cyazypyr TM(6), Syngenta is actively involved in development projects in bisamide chemistry. Following completion of the acquisition from DuPont of exclusive rights to Cyazypyr in mixtures with Syngenta insect control products, announced on June 24, 2008, these projects were integrated with the Cyazypyr program. Cyazypyr™ is a new broad spectrum insecticide for the control of lepidoptera and sucking pests. Cyazypyr™ is complementary to Chlorantraniliprole insect control product that Syngenta is developing in mixtures with its own leading insect control products.

Stress Tolerance

•
INVINSA TM(7), a sprayable formulation of 1-methylcyclopropene (1-MCP), will be the first-ever product introduced into field crop markets to specifically protect crop yield during extended periods of high temperature and mild-to-moderate drought.

(6)	Rynaxypyr™ and Cyazypyr™, are DuPont trademarks.

(7)	Invinsa™ is an AgroFresh Inc. trademark.

Production

The manufacture of crop protection products can be divided into three phases:

•	manufacture of the active substance

•	formulation of products from these active substances into a form which optimizes the efficacy and safety of the product in the field

•	packaging of the products to closely align them with local customer needs

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

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness.  Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients.  Sourcing decisions are based on a combination of logistical, geographical and commercial factors.  Syngenta has a strategy of maintaining, when available, multiple sources of supply.  Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending is approximately 30% of sales.

Significant cost savings have been realized in global manufacturing and supply following the merger of the Novartis agribusiness and the Zeneca agrochemicals business due to optimizing production capacity and closing redundant facilities.  From 48 sites at the time of the formation of Syngenta, the company now operates on 26 production sites around the world.

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

Research and Development

Syngenta has major crop protection research centers in Stein, Switzerland; Jealott’s Hill, England; and Goa, India.  The total spent on research and development in crop protection was US$556 million in 2008, US$496 million in 2007 and US$490 million in 2006.

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

Syngenta performs an extensive investigation of all safety aspects relating to our products.  The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora and fauna.

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

See Notes 2 and 25 to Syngenta’s consolidated financial statements in Item 18 for a further discussion of environmental matters.

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

Our seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,000 varieties of our own proprietary genetics. Syngenta has a leading market share in vegetables, flowers, corn, soybean, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. Syngenta divides its products into field crops such as corn, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. In 2008, Syngenta launched around 600 new varieties and hybrids. Through Syngenta’s enhanced corn breeding and trait conversion capabilities, around 130 new products were brought into production in NAFTA in 2008 for customer use in the 2009 crop year. Fifty of these products are Agrisure® 3000GT, containing Syngenta corn borer, rootworm and glyphosate tolerance traits. These new products will greatly enhance Syngenta’s presence in the genetically modified (GM) trait and trait stack market spaces, while also leveraging the elite new genetic combinations resulting from the integration of acquired germplasm resources from the Garst, Golden Harvest and CHS acquisitions. In November 2008, Syngenta acquired SPS to increase its presence in the important corn and soybean market in Argentina. In the flowers segment, Syngenta acquired Goldsmith Seeds Inc. in November 2008 and acquired the pot and garden chrysanthemum product lines from Yoder Brothers Inc. This significantly strengthens the Flowers business providing leading positions in chrysanthemum and a wide range of pot and bedding plants. The combined offer of the two acquisitions with the existing Syngenta product range is by far the most complete offer in the ornamental flowers industry.

Key Marketed Products

Field Crops

•
Corn (NK®/Garst®/Golden Harvest®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies via the GreenLeaf Genetics LLC 50:50 joint venture with Pioneer Hi-Bred International, Inc. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as AGRISURE® 3000GT products which provide built-in insect protection against corn borers, corn rootworms and tolerance to glyphosate herbicide.  Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets.

•	Sugar beet (Hilleshög®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity.

•
Oilseeds (NK®) include: sunflowers, soybeans and oilseed rape. Syngenta sunflower seed varieties are bred for high yield as well as heat stress tolerance, disease resistance, herbicide tolerance and oil quality. Syngenta’s soybean varieties combine high yield and genetic superiority and herbicide tolerance, which gives growers flexibility in their weed control. The company’s oilseed rape varieties offer good oil production and plant health. In 2007, Syngenta launched NK® PETROL, the first product of a new hybridization technology called Safecross™ for oilseed rape.

•
Cereals (NK®/NFC New Farm Crops®/AgriPro® – Coker®/C.C. Benoist®). Wheat and Barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the malting and milling industry.

Vegetables and Flowers

•
Vegetables (S&G®/Rogers®/Daehnfeldt®/Zeraim Gedera®). Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, broccoli, lettuce, spinach, sweet corn, cucumbers and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial growers. During 2008, Syngenta launched approximately 200 new varieties in the high value segments worldwide.

•
Flowers (Syngenta Flowers®/ Goldsmith®/ Fischer®/ S&G®/ Yoder/ GoldFisch®). Syngenta offers a full range of flower seeds, plugs and vegetative multiplication material (cuttings) which it sells to professional growers of horticultural crops. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products (last 3 years)

The following recently launched products illustrate our capability as a technology integrator and our commitment to the food chain:

Field Crops

•
Syngenta launched Agrisure® CB/LL/RW, its double stacked corn containing Agrisure® corn borer and corn rootworm traits at the beginning of 2007.  In 2008, Syngenta launched Agrisure® 3000GT, combining Agrisure® CB/LL/RW with Syngenta’s proprietary glyphosate herbicide tolerance. Agrisure® 3000GT provides Syngenta customers with a full package of Syngenta proprietary traits focused on the customers’ priority pests, coupled with resistance to the herbicide glyphosate.

•	High yielding Corn Hybrids (NK®) across a variety of maturities in Europe.

•	Soybean varieties with high yield performance and disease resistance.

•	Early maturing and high yielding varieties of Sunflowers across Europe.

•	A number of high yielding Barley varieties have been launched with excellent disease resistance. These have included both malting varieties suitable for brewing and feed type.

•	In Wheat, a number of new products have been launched across the Spring and Winter wheat ranges with high yield, good disease tolerance and high bread making qualities.

•	Sugar beet varieties with Roundup Ready®(8) tolerance in the US, high sugar content and multiple resistances across a number of geographies.

•	Syngenta launched NK® Petrol in 2007. This is the first product of an entirely new hybridization system for oilseed rape, which provides higher yields and better resistance to environmental stress.

Vegetables and Flowers

In Vegetables and Flowers, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe and other parts of the world. Some examples of recently launched products include:

•	In Tomatoes, Rosso Bruno, a sweet tasting tomato with a dark colored skin and Dunne, a mini cluster of tomatoes.

•	Solinda™, a watermelon with a full flavour and super-sweet, juicy fruit.

•	Caliope™, geranium cuttings series with unique semi-trailing habit and large semi-double blooms.

•	Plush™, petunia series with early blooming trailing type from seeds.

Products in Late Stage Development

Syngenta seeks to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers and to work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. Syngenta is also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In Vegetable Seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding knowledge of taste, flavor and nutrition. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

(8) Roundup Ready® is a registered trademark of Monsanto Technology LLC.

Below are examples of products in Late Stage development:

Field Crops

•
Optimizing plants’ water use could make a major contribution to saving vital resources, particularly for water-intensive crops such as corn. Syngenta is now drawing on native corn genes as well as genes derived from arid-land plants to develop water optimization traits which we are testing across a wide range of moisture conditions in North and South America.

•	Syngenta is working towards developing corn seeds across a variety of maturities - with high yield, stress tolerance and improved agronomic characteristics.

•
Broad lepidopteran insect control in corn which expands the scope of key yield reducing insect pests. This technology will be combined with triple stack technology for a differentiating, industry leading whole plant protection.

•	An expanded portfolio with corn triple stack input traits (Agrisure® 3000GT). Combined glyphosate tolerance, European corn borer and corn rootworm control.

•	Stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide long term product sustainability.

•	Biofuel products in corn, focusing on amylase and high ethanol corn hybrids.

•
Soybean with high yield, herbicide tolerance, cyst nematode resistance, phytophthora root rot, aphid resistance and overall disease resistance. The industry’s best soybean aphid management system which combines genetics, a naturally occurring trait, and seed treatment products for a total integrated pest management approach.

•	Healthy oil varieties in oilseeds.

•	Broomrape, herbicide and disease resistant sunflowers.

•	High yield Safecross™ hybrids with improved disease resistance and drought tolerance in winter oilseed rape.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” wholemeal flour.

•	Next generation malting barley with improved enzyme characteristics.

•	Sugar beet with second generation nematode tolerance for the European market and with broad spectrum disease and virus resistance in combination with Roundup Ready®(9) tolerance for the NAFTA market.

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

Due to Syngenta’s global presence, it can engage in seed production year-round and reduce the weather-related seed production risk. In addition, because our facilities are located in both the Northern and Southern hemispheres, Syngenta can shorten the time from seed breeder to commercial production so that we can produce marketable quantities more quickly than if we were dependent on only one growing season.

(9) Roundup Ready® is a registered trademark of Monsanto Technology LLC.

Marketing and Distribution

Syngenta products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Our flagship brands are NK®, Golden Harvest®, Garst®, Hilleshög®, S&G, Rogers®, Zeraim Gedera® and Fischer®. The NK® brand is used for corn, soybean, sunflowers and oilseed rape, and several other specialty crops. Golden Harvest® and Garst® are predominantly used in North America in corn, soybeans, alfalfa and sorghum. Corn and Soybean germplasm and traits are marketed via the GreenLeaf Genetics LLC 50:50 joint venture with Pioneer Hi-Bred International, Inc. Proprietary corn traits are marketed under the Agrisure® trademark. The Hilleshög® brand is used in sugar beets and appears in every major market in Europe, Japan and the United States. For vegetables, the S&G® brand is a leading brand in Europe, the Middle East, Africa and Asia. The Rogers® brand is well known in the Americas to growers and the food-processing industry. Through the acquisition of Zeraim in 2007, Syngenta gained access to their global brand Zeraim Gedera®. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers continues to use the Fischer®, S&G®, and Goldfisch® brands as well as the recently acquired Goldsmith® and Yoder® brands. Our sales force markets the majority of our brands either to customers directly, in partnership with distributors, or through a network of dealers.

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

Research and Development

Syngenta operates around 100 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for over 50 food, feed and flower crops. Because our customers need locally adapted crop varieties, our centers are strategically located around the world. At these centers, over 1500 permanent employees leverage our global germplasm, trait, biotech and knowledge resources to focus our research efforts on creating new varieties with greater productivity, tolerance to pests and other environmental stresses, and better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

Syngenta operates biotechnology and seed technology research sites in Brazil, France, Germany, United Kingdom, the Netherlands, Spain, Sweden, India and the United States. During 2008, an additional biotechnology center in Beijing, China, was established. At these sites, we apply advanced biotechnology research, marker-assisted breeding, seed processing, pelleting, coating and upgrading technologies to create, develop and enhance seed products. Total research and development spending in Seeds was US$343 million in 2008, US$283 million in 2007 and US$232 million in 2006.

Syngenta expects that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Syngenta has entered into a number of targeted alliances with other enterprises in order to broaden further our germplasm and trait base that enables us to create more valuable products. None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation. The list below is a sample of the alliances in which Syngenta is currently engaged:

•	Secobra Recherche SA, a minority shareholding in a malting barley research consortium with major malting and brewing interests.

•	Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

•	Koipesol Semillas SA, a majority shareholding in a sunflower seeds company, the other party to which is SOS, a leading Spanish company in the edible oil and food industry.

•	LongReach Plant Breeders, a minority shareholding in an Australian wheat research company.

•	Chromatin, Inc., Molecular stacks and mini-chromosome technology.

•	Performance Plants, Inc., collaboration on the development of GM (Genetically Modified) drought tolerance in corn and soybean.

•	Pioneer Hi-Bred International, Inc., collaboration on the development of GM traits for our branded businesses and GreenLeaf Genetics™.

•	Metabolon, Biochemical profiling and plants response to environmental stresses.

•	Athenix, Collaboration to discover novel corn insect and soybean cyst nematode resistance genes

•	Institute of Genetics and Developmental Biology (IGDB), Beijing, China, collaboration to develop genes essential for drought and other key agronomic traits.

In addition, Syngenta has entered into a number of research and development agreements with other companies and academic institutions around the world.

In 2008, Syngenta announced :

•
an agreement with Monsanto on corn and soybean technologies that enables both companies to develop and deliver new innovative herbicide-tolerant and Bt insect-protection products in corn, soybean and cotton; and

•	an agreement with Pioneer that enables Syngenta’s novel broad lepidopteran-control technology to be used in Pioneer germplasm.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of genetics and increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry is now research intensive. Technological advances requiring higher research and development spending have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and a broad genetic range. At present, Syngenta’s main competitors in the seeds business are: Monsanto, DuPont, Vilmorin, KWS, Bayer, Dow, Ball, Sakata and Takii.

Intellectual Property

Syngenta maintains the ownership, and controls the use, of our seeds (inbreds and varieties) and genomics-related products and processes by means of intellectual property rights, including, but not limited to, the use of patents, trademarks, licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging. The level of protection varies from country to country according to local laws.

Syngenta licenses its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes.

Regulatory Approval

Genetically modified crops are regulated by the United States Department of Agriculture (USDA), the Food and Drug Administration (FDA), and under some circumstances the Environmental Protection Agency. In the United States, conventional seed is not subject to this regulation. Similar approvals are required in Canada and Mexico for cultivation of genetically modified crops and their use in food and feed.

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

With respect to genetically modified crops, the EU has adopted legislation specific to genetically modified organisms, including Directive 2001/18/EEC on the deliberate release of genetically modified organisms, and Regulation (EC) No. 1829/2003, which addresses food and feed safety. Approval under Directive 2001/18/EEC and/or Regulation 1829/2003 is a prerequisite for the registration of each new genetically modified variety on the Official List.

In APAC countries, genetically modified crops are also regulated by key importing and cultivating countries including Australia, New Zealand, China, Japan, Korea, Taiwan, Philippines and India, to confirm the safety from food, feed and environmental aspects. Guidelines for food, feed and processing will become effective in Indonesia in January 2009. Conventional seed is not subject to such regulations.

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

BUSINESS DEVELOPMENT

From improved food to biofuels, biotechnology holds enormous promise for humanity.  Biotechnology has had a significant impact on agriculture, however, the products introduced to date only hint at the benefits that are possible for growers and consumers alike.  With its strong research capabilities, intellectual property and leadership across multiple areas of agribusiness, Syngenta believes it is well positioned to realize the potential of this science.

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

Enzymes for biofuels represent an opportunity for Syngenta. Development of a corn produced alpha amylase enzyme continued during 2008 with significant regulatory and development milestones achieved. FDA food and feed approval was gained and the first industrial scale testing of the enzyme began. The research and development agreement signed in 2006 with Diversa Corporation (now Verenium) focuses on the discovery and development of a range of novel enzymes to convert pre-treated cellulosic biomass economically to mixed sugars.

The Business Development projects described below are expected to be commercially available within five years.

•
Corn amylase, development of the first enzyme to be bred into corn, and which is essential in converting corn into bioethanol, continues the bulk testing at industrial scale that began in 2007. It promises to simplify production and provide significant value from a broad range of process components, and has successfully completed the US Food and Drug Administration’s consultation process for food and feed safety.

•	In Cotton, VIPCOTTM for improved resistance to insects.

Production

Business Development is producing corn amylase for use in full scale production trials. Production is carried out via contract with growers under a USDA permit.

Research and Development

Syngenta maintains its primary center for biotechnology research at Syngenta Biotechnology, Inc. (SBI) in Research Triangle Park in the United States.  This site is dedicated to research in agricultural genomics and biotechnology. In-house work is complemented and strengthened through numerous alliances and collaborations.

Syngenta and Verenium Corporation, in which Syngenta holds a minority interest, have an agreement focusing on discovery and evolution of proprietary enzymes in the areas of biofuels.

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

Total research and development spending for Business Development was US$70 million in 2008, US$51 million in 2007 and US$74 million in 2006.

Syngenta Business Development division has entered into a number of targeted alliances with other enterprises in order to broaden further our research and development scope.  None of these alliances are currently material to our business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future.  In most cases, royalties are payable upon commercial exploitation.  The list below is a sample of the alliances in which Syngenta’s Business Development division is currently engaged:

•	Queensland University of Technology – Biofuels, with concentration on development of sugar cane transformation and gene expression tools.

•	Verenium (ex-Diversa) – Enzyme discovery mainly for biofuels.

•	Institute for Genetics and Developmental Biology, Beijing, China – Yield, drought trait gene discovery.

•	Proteus – Enzyme discovery mainly for biofuels.

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

Competition

The major investors in biotechnology are the main crop protection and seed companies: Monsanto, Pioneer, Syngenta, Bayer and Dow.  The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits).  As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage.  In the future, Syngenta expects that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits).  One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors.  In the future, Syngenta’s move into new markets may result in other companies becoming competitors including, for example, major companies such as DSM, Novozymes, Danisco and BASF.

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

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). Please refer to Note 2 to the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Percentage owned by Syngenta		Share capital in local currency(10)	Function of company
Argentina
Syngenta Agro S.A.	100%	ARS	1,998,205	Sales/Production
Bermuda
Syngenta Reinsurance Ltd	100%	USD	120,000	Insurance
Brazil
Syngenta Proteção de Cultivos Ltda.	100%	BRL	1,172,924,609	Sales/Production/Research
Canada
Syngenta Crop Protection Canada, Inc.	100%	CAD	1,700,000	Sales/Research
France
Syngenta Seeds S.A.S.	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Agro. S.A.S.	100%	EUR	22,543,903	Sales/Development
Germany
Syngenta Agro GmbH	100%	EUR	2,100,000	Sales
Italy
Syngenta Crop Protection S.p.A.	100%	EUR	5,200,000	Sales/Production/Research
Japan
Syngenta Japan K.K.	100%	JPY	475,000,000	Sales/Production/Research
Mexico
Syngenta Agro, S.A. de C.V.	100%	MXN	157,580,000	Sales/Production
Netherlands
Syngenta Seeds B.V.	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	100%	EUR	45,000	Finance
Panama
Syngenta S.A.	100%	USD	10,000	Sales
Russian Federation
OOO Syngenta	100%	RUB	675,000	Sales
Singapore
Syngenta Asia Pacific Pte Ltd.	100%	SGD	1,588,023,595	Sales
Switzerland
Syngenta Supply AG	100%	CHF	250,000	Sales
Syngenta Crop Protection AG(11)	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Participations AG(11)	100%	CHF	25,000,020	Holding
United Kingdom
Syngenta Limited	100%	GBP	85,000,000	Holding/Production/ Research
USA
Syngenta Crop Protection, Inc.	100%	USD	1	Sales/Production/Research
Syngenta Seeds, Inc.	100%	USD	–	Sales/Production/Research
Syngenta Corporation	100%	USD	100	Holding/Finance
Garst Seed Company	90%	USD	101	Sales/Research
Golden Harvest Seeds Inc.	90%	USD	–	Sales

(10) Currency code used is according to ISO 4217.
(11) Direct holding of Syngenta AG.
The main changes from 2007 are capital reductions in Syngenta Limited, which reduced the share capital from GBP 464,566,941 to GBP 85,000,000 and in Syngenta Proteção de Cultivos Ltda., which reduced the share capital from BRL 1,620,211,424 to BRL 1,172,924,609.

Property, Plants and Equipment

Our principal executive offices are located in Basel, Switzerland.  Our businesses operate through a number of offices, research facilities and production sites.

The following is a summary of our principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)		Principal Use
Rosental, Basel, Switzerland	Freehold	281,700		Headquarters, Global Functions(1)
Dielsdorf, Switzerland	Freehold	1,049,490		Administration, marketing
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Monthey, Switzerland	Freehold	10,515,160		Production
Huddersfield, West Yorkshire, UK	Freehold	10,756,200		Production
Cold Creek, Alabama, USA	Freehold	9,539,900		Production
Goa, India	Freehold	8,668,100		Production
Grangemouth, Falkirk, UK	Freehold	1,000,000		Production
Landskrona, Sweden	Freehold	8,072,900		Research, production and marketing(2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	3,536,700		Administration, research and marketing(2)
Stein, Switzerland	Freehold	1,948,700		Research center
Research Triangle Park, North Carolina, USA	Freehold	1,176,120		Research center
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nérac, France	Freehold	586,870		Production(2)
Saint-Sauveur, France	Freehold	1,395,650		Administration, research(2)
Nantong, China	Leasehold	1,496,000		Production
Münchwilen, Switzerland	Freehold	610,300		Production
Kaisten, Switzerland	Freehold	124,808	(4)	Production
St Pierre, France	Freehold	1,506,946		Production
Seneffe, Belgium	Freehold	2,475,690		Production
Omaha, Nebraska, USA	Freehold	1,829,520		Production
Paulinia, Brazil	Freehold	6,860,000		Production
Hillscheid, Germany	Freehold	1,174,600		Administration, research(2)
Pollen, Kenya	Freehold	1,103,903		Production(2)
Thika, Kenya	Freehold	2,690,975		Production(2)
Koka, Ethiopia	Freehold	1,291,668		Production(2)
Amatitlan, Guatemala	Freehold	3,119,993		Production(2)
San Jose Pinula, Guatemala	Freehold	1,654,655		Production(2)
Jalapa, Guatemala	Freehold	4,417,690		Production(2)
Gilroy, California, USA	Freehold	4,208,332		Production(2)

(1)	In May 2007, Syngenta completed a partial sale of this site.
(2)	Used for Seeds business.
(3)	Only 875,850 square feet are currently used and developed.
(4)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by a third party.

Please also see Item 4 “Information on the Company—Business Overview” for a description of the products produced at the various properties listed above.

Capacity expansion program

In July 2008, Syngenta announced a Crop Protection capacity expansion program in order to increase capacity and improve productivity primarily for two key active ingredients. This increase in production capacity is required to capture current growth opportunities and to meet forecasted demand growth. The program is estimated to have a total tangible asset cost of $600 million, phased over 2008 to 2010. It is expected to be financed entirely from internal cash flows and to be earnings accretive from 2010. Total program spending in 2008 was US$40 million.

The capacity expansion is focused on the production of Azoxystrobin at Grangemouth in the United Kingdom and of CCT, a precursor to Thiamethoxam, at Monthey in Switzerland. Azoxystrobin is a Fungicide in AMISTAR® and Thiamethoxam is an Insecticide used in the key products ACTARA® and CRUISER®. To accompany this, there is related expansion for chemical intermediates as well as for formulation, filling and packing and investments in supply contracts and technology.

In the Seeds business we are expanding Corn and Soybean production facilities in the USA and Brazil in line with the roll-out of our broad technology offer.  In Vegetables, we made a significant investment in sweetcorn in the USA.

Item 4A –– UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 –– OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See "Cautionary statement regarding forward-looking statements" at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 2 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates

Approximately 64% of Syngenta’s sales and 64% of Syngenta’s costs in 2008 were denominated in currencies other than US dollars. Therefore Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2008 were 26% higher than 2007 on a reported basis, but were 21% higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A to this section.

Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products and lawn and garden sectors in areas such as public health and turf and ornamental markets. The Seeds business operates in high value commercial sectors: seeds for field crops including corn, soybean, other oilseeds and sugar beet as well as vegetable and flower seeds. Syngenta also has a Business Development segment, which is engaged in the development of enzymes and traits with the potential to enhance agronomic, nutritional and biofuel properties of plants. Syngenta aims to be the partner of choice for Syngenta’s grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions, which can influence the demand for certain products over the course of a season; commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the use of agricultural products, genetically modified seeds, or areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops.

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA(1), which represent approximately 37% and 31% respectively of consolidated sales in 2008 (2007: 36% and 34%; 2006: 36% and 36%). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the Northern Hemisphere planting and growing cycle.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (UK), the United States of America (USA) and India. Syngenta is establishing a new biotech research & technology center in Beijing, China, to complement its biotech research activities in the USA.

References in this document to market share estimates utilize, where possible, information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 21% of sales in 2008 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (21% in total). Sales in Swiss francs and British pounds sterling together made up 4% of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro relative to the US dollar, and the relative impact on operating profit may differ from that on sales.

(1) NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

The effects of currency fluctuations have been reduced by risk management strategies such as hedging. For further information please refer to Note 27 of the consolidated financial statements in Item 18.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment, (iv) post employment benefits, (v) uncertain tax positions, (vi) recognition of deferred tax assets, (vii) foreign currency translation of intercompany funding and (viii) restructuring. These policies are described in more detail in Note 2 to the consolidated financial statements in Item 18.

Summary of results

Syngenta’s main selling season is in the first half of the year as its key European and NAFTA markets are in the Northern hemisphere. The prices of the main agricultural commodities, particularly corn and soybean, were very strong in the first half of 2008, boosting grower profitability. As a result, growers increased planted acreage and increased their usage of yield and quality enhancing crop protection products and increased demand for higher value seeds. In this positive market environment, Syngenta capitalized on its extensive product portfolio and global position to produce significantly higher sales in both Crop Protection and Seeds.

Sales growth was particularly strong in emerging markets in Latin America and Eastern Europe and sales in emerging markets now make up approximately a third of total sales. Crop Protection sales increased 27% in 2008, 22% at constant exchange rates, following on from 14% sales growth in 2007, 11% at constant exchange rates. Sales increased across all regions, with particularly strong results in Latin America at 43%. Overall, Syngenta estimates to have gained market share for the fourth consecutive year in 2008 largely as a result of its modern product portfolio and effective marketing and sales programs. Seeds sales grew 21%, 16% at constant exchange rates, with significant growth in all product lines. Seeds sales also grew particularly strongly in emerging markets in Latin America and Eastern Europe. In the USA, sales growth and estimated market share gain in soybean was offset by the impact of lower acres in corn. Other contributing factors included the full year impact of the 2007 acquisitions of Fischer and Zeraim Gedera, which increased reported sales in Flowers and Vegetable seeds respectively. The late 2008 acquisitions of Goldsmith Seeds and the chrysanthemum and aster business of Yoder Brothers did not significantly contribute to sales in 2008. Acquisitions contributed 1% to Syngenta’s overall sales growth and 5% to sales growth in Seeds in 2008.

During the second half of 2008, agricultural commodity prices declined to near 2007 levels as the financial crisis developed. While lower liquidity and crop price uncertainty had some impact on Syngenta’s sales in the Southern hemisphere, particularly Latin America, this was partly offset by weaker currency exchange rates versus the US dollar, which improved the profitability of farmers with export crops. Consequently, the negative impact of the financial crisis on overall 2008 reported sales was not significant. For discussion of the possible impact of the financial crises on sales in 2009, see "Future prospects" later in this review.

Gross profit margin in 2008 was higher than in 2007, with improvements in both Crop Protection and Seeds. In Crop Protection, higher sales prices, particularly in glyphosate where global supplies were tight, and the non-recurrence of the 2007 increase in environmental provisions, was partly offset by higher raw material costs, with increased glyphosate input costs and the impact of high oil prices in the first half of the year. The Seeds gross profit margin improved slightly with more sales of seed containing Syngenta proprietary traits offset by increased inventory provisions.

Syngenta increased spending in marketing, distribution and general and administrative costs, reflecting higher sales volumes, increased spending in emerging markets and costs related to further development of its US corn business. The onset of the financial crisis and increased exchange rate volatility in the final quarter of 2008 required increased provisions for doubtful receivables. General and administrative expenses in 2007 were also net of a US$50 million change of control payment received following Delta & Pine Land’s acquisition by Monsanto, a reduction in liability provisions and higher compensation from third parties using Syngenta registration data. Research and development spending was 17% higher than 2007, 15% at constant exchange rates, with an increased pipeline in Crop Protection and further development of corn and soybean traits in Seeds. Restructuring and impairment in 2008 largely related to the Operational Efficiency program announced in February 2007, but also included impairments of two of Syngenta’s available-for-sale investments following significant share price declines in the year. In 2007, restructuring and impairment was net of a US$109 million gain on sale of part of a site at the Headquarters in Basel. Net financial expense was US$127 million higher than 2007, largely due to exchange losses in emerging markets in the highly volatile currency markets in the final quarter.

The result of these combined elements is 25% growth in net income attributable to Syngenta AG shareholders and a 28% increase in diluted earnings per share.

In 2007 compared to 2006, the Crop Protection market had also been strong following the start of the increased crop commodity prices. Crop Protection is estimated to have gained market share in the growing market, with sales growth of 14%, 11% at constant exchange rates. Seeds sales grew 16%, 12% at constant exchange rates, with increased Corn & Soybean sales on increased corn acreage. Gross profit margin was lower in 2007 than 2006 with increased environmental provisions in Crop Protection and an adverse mix in Seeds, with higher sales in corn offset by lower sales in soybean. In 2007, gross profit in soybean in the USA was higher than that of corn containing non-proprietary traits. Increased marketing and distribution spending reflected higher volumes and spending in Corn & Soybean in the USA. Research and development expenditure was increased to progress trait development in Corn and Soybean. General and administrative costs in 2007 were net of the US$50 million Delta & Pine Land payment and other factors noted above. Restructuring and impairment charges were also net of the site divestment gain noted above. Financial expense, net, was higher than in 2006, which included gains on restructuring an over-capitalized British pound sterling balance sheet. Together, these factors contributed to an increase in net income attributable to Syngenta AG shareholders of 75% and growth in diluted earnings per share of 80%.

Acquisitions and divestments

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of hybrid corn seeds. In November 2008, Syngenta purchased SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. The combined purchase price of these acquisitions was US$173 million, subject to final purchase price adjustments.

In March 2008, Syngenta acquired the exclusive worldwide rights to distribute a sprayable formulation of 1-methylcyclopropene under the trademark Invinsa™ from Rohm & Haas Co. and its subsidiary Agrofresh Inc. The Invinsa™ technology protects crop yields during extended periods of high temperature, mild-to-moderate drought and other crop stresses. In September 2008, Syngenta acquired an exclusive worldwide license to develop mixture products containing Cyazypyr™, a new broad spectrum insecticide, from E.I. du Pont de Nemours and Company (DuPont). Cyazypyr™ is complementary to the DuPont Rynaxypyr® insect control product that Syngenta is developing in mixtures with its own leading insect control products. Under the agreement, Syngenta granted DuPont access to mesotrione, the active ingredient in Callisto®.

During 2007 and early 2008, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 96%, at a cash cost of US$71 million. SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007. Syngenta intends to invest further in India as a manufacturing and research and development center for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta purchased 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group specializes in the breeding and marketing of flower crops. On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of high value vegetable seeds, including tomato, pepper and melon. The combined purchase price of these acquisitions was US$108 million.

On November 2, 2007, Syngenta sold a controlling equity interest in Longreach Plant Breeders (LRPB) to Pacific Seeds Australia, an associate of United Phosphorus Ltd., for US$11 million. Syngenta retains a non-controlling equity interest in LRPB.

These transactions are described in Note 3 to the consolidated financial statements in Item 18.

Operational Efficiency programs

In 2007, Syngenta began a further Operational Efficiency Restructuring Program in addition to that announced in 2004 (described in the following paragraph) to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. Savings are targeted in both cost of goods sold and other operating expenses. The cost of this program is now estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to 2011. The program cost estimate was reduced from US$700 million cash and US$250 million non-cash reported last year following a re-evaluation of manufacturing restructure plans due to the strong market growth in 2007 and 2008. Cash spent under the program in 2008 and 2007 totaled US$92 million and US$68 million, respectively.

The Operational Efficiency Cost Saving Program announced in 2004 to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time, was largely completed in 2007. Cash spent under the program in 2008 related largely to cost run-offs from site closures and amounted to US$56 million. Cash spent from 2004 to the end of 2008 totaled US$411 million and even with some expected further site closure costs in 2009, it is expected that the final amount spent under the program will be less than the initial estimate of US$500 million. Aggregate program non-cash charges of approximately US$290 million are also lower than the US$320 million previously estimated. Cost savings under the program have been partly offset by the impact on crop protection raw material costs of higher oil prices in the period up to June 2008.

Results of operations
2008 compared to 2007

Sales commentary

Total Syngenta consolidated sales for 2008 were US$11,624 million, compared to US$9,240 million in 2007, a 26% increase year on year. At constant exchange rates sales growth was 21%. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	9,231	7,285	16	6	22	5	27
Seeds	2,442	2,018	12	4	16	5	21
Business Development	24	5	–	–	–	–	–
Inter-segment elimination	(73)	(68)	–	–	–	–	–
Total	11,624	9,240	15	6	21	5	26

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	4,290	3,350	14	3	17	11	28
NAFTA	3,633	3,108	10	5	15	1	16
Latin America	2,245	1,565	29	15	44	–	44
Asia Pacific	1,456	1,217	14	4	18	2	20
Total	11,624	9,240	15	6	21	5	26

Crop Protection

Crop Protection sales growth accelerated in 2008, growing 27% to US$9,231 million, up 22% at constant exchange rates. Markets for agricultural products were strong globally during 2008 on the back of high crop prices, in particular during the first half of the year. The impact of lower crop commodity prices in the second half of 2008 is described in the Summary of Results above. Syngenta benefited from its broad product portfolio and successful marketing strategies and internal estimates indicated a fourth consecutive year of market share gain. Higher volumes in 2008 accounted for 16% of the sales increase while increased local currency sales prices contributed 6%. Growth was particularly strong in TOUCHDOWN®, AMISTAR®, and ACTARA®/CRUISER®, which together grew by 49% at constant exchange rates and made up over US$2.3 billion of Crop Protection sales. Sales of products launched after 2006, which include AVICTA®, AXIAL®, DURIVOTM and REVUS®, totaled US$263 million, up 85% at constant exchange rates over 2007.

Double digit sales growth was achieved in all regions, with Latin America in particular showing continued strong growth. Sales in Europe, Africa and the Middle East grew by 26% over 2007, 16% at constant exchange rates. Strong commodity prices during the first half of the year and the elimination of the European Union set-a-side requirement drove increased acreage for cereals and corn and further increased use of technology. In NAFTA, sales grew by 18% over 2007 at constant exchange rates, including local currency price increases of 6%, due to an expanded fungicide market for corn plant performance and wheat, strong growth in TOUCHDOWN® and the continuing expansion of Seed Care. In Asia Pacific, sales grew by 19%, 17% at constant exchange rates due to strong growth of key crops, primarily rice, in emerging markets and improved weather conditions in Australia. The strong 43% sales growth in Latin America was driven by acreage expansion and favorable pricing, as growers increased their investment in both corn and soybean crops in Brazil and Argentina.

Professional Products sales, excluding Seed Care which is now reported as a separate product line, grew by 11%, 8% at constant exchange rates led by strong sales of growing media by Fafard and increased sales in the professional turf segment.

Seed Care sales grew by 37%, 33% at constant exchange rates and benefited from the global expansion of CRUISER®, higher soybean acres in the USA, increased adoption by seed companies and a registration in France.

Sales by product line are set out below:

(US$ million, except growth %)			Growth
Product line	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Selective Herbicides	2,412	2,019	8	5	14	5	19
Non-Selective Herbicides	1,329	902	19	24	43	4	47
Fungicides	2,620	2,004	21	4	25	6	31
Insecticides	1,423	1,205	12	3	15	3	18
Seed Care	830	604	30	3	33	4	37
Professional Products	527	475	7	1	8	3	11
Others	90	76	7	12	19	1	20
Total	9,231	7,285	16	6	22	5	27

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

Seed Care treatments are fungicides and insecticides used to protect seeds and improve overall yield and vigor.

Professional Products are herbicides, insecticides and fungicides used in markets beyond commercial agriculture such as public health, and turf and ornamentals and, since the acquisition of Fafard, growing media.

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX and TOPIK®

AXIAL®, Syngenta’s new cereal herbicide, grew rapidly in an expanding cereals market with launches in key European countries and further expansion in NAFTA and Western Europe. The CALLISTO® family of products saw double digit growth with a continuation of its successful roll-out outside the USA. Soybean herbicides staged a resurgence in sales as a result of acreage growth in Latin America and weed glyphosate-resistance issues in the USA.

Non-Selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

TOUCHDOWN® sales increased significantly driven by growth in key markets including the USA, Brazil, Argentina and Canada where glyphosate-tolerant acres continued to expand. Sales also benefited from a favorable pricing environment which offset higher sourcing costs. GRAMOXONE® continued to prove its effectiveness in rapid weed burn-down and also benefited from the tightness of glyphosate supply.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®and UNIX®

In 2008, Syngenta strengthened its world leading position in fungicides in a market characterized by increased grower usage intensity and focus on plant performance. Growth in AMISTAR® reflected the success of a variety of combination products used across crops. AMISTAR®, where annual sales have now reached US$1 billion, is now sold on 120 crops in 100 countries and has proven a yield-boosting effect in addition to excellent disease control. In the USA, fungicide use on corn and wheat grew rapidly, with QUILT® establishing a leadership position in an expanding corn fungicide market. In Latin America, fungicide growth was broad based across the region with PRIORI Xtra® now the leading product in Brazil for the prevention and treatment of soybean rust.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® sales continued to grow strongly, notably in Latin America. KARATE® sales showed strong growth particularly in the USA, benefiting from a major outbreak of soybean aphids and from new opportunities for mixtures with fungicides. The successful launch of DURIVO® in Indonesia marked a significant step in the strengthening of Syngenta’s rice insecticide portfolio. Growth of FORCE® in Europe due to the spread of corn rootworm more than offset a reduction of sales in NAFTA.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

In Seed Care, reported as part of Professional Products in prior years, sales increased by one third. The global expansion of CRUISER® led to strong growth in all regions as growers recognized its unique vigor effect in multiple crops. CRUISER® also benefited from higher soybean acres in the USA and a registration in France.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Turf and Ornamentals saw strong sales of growing media by Fafard, growth of HERITAGE® on turf in Asia Pacific and the introduction of new products in Latin America. Home Care strengthened its sales performance in vector control and materials protection.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,214	2,545	13	3	16	10	26
NAFTA	2,693	2,238	12	6	18	2	20
Latin America	2,037	1,423	28	15	43	–	43
Asia Pacific	1,287	1,079	13	4	17	2	19
Total	9,231	7,285	16	6	22	5	27

Sales in Europe, Africa and the Middle East were higher as growers in both Western and Eastern Europe significantly increased their use of technology to raise yields and increased cereal and corn acreage in order to capitalize on strong commodity prices in the first half of 2008. Increased acreage in Western Europe also partly reflected elimination of European Union set-a-side. Rapid growth in Eastern Europe – notably in Russia, Ukraine and Kazakhstan – reflected ongoing expansion of Syngenta’s product range and an extension of Syngenta’s leading market position.

Strong sales growth in NAFTA reflected the expansion of the fungicide market for corn and wheat, strong growth in TOUCHDOWN® and the continuing expansion of Seed Care. AXIAL® achieved excellent penetration in an expanded wheat market.

In Latin America, strong sales growth was driven by acreage expansion and the breadth of Syngenta’s product range. Growers increased their crop investment in both corn and soybean in Brazil and Argentina. While economic conditions deteriorated in the second half, growers continued to invest in crops. Sales also benefited from more favorable pricing.

In Asia Pacific, sales growth came primarily from emerging markets including India, China, Indonesia and Vietnam with growers investing in inputs for key crops including rice and vegetables. A significant increase in sales in Australia reflected improved weather conditions and product launches.

Seeds

Seeds sales grew 21%, 16% at constant exchange rates, with higher sales in all product lines and particularly strong growth in emerging markets. Syngenta benefited from the scale of its presence in emerging markets, where the trend in favor of high value seeds is a key part of the modernization of farming practice.

Corn and Soybean sales grew strongly in Latin America and Europe. In the USA, the impact of growth in soybean acres and an estimated soybean market share gain was offset by lower corn acres. Sales of Diverse Field Crops grew by 32%, 23% at constant exchange rates, with strong growth in all regions. Good sales growth in Vegetables was supplemented in 2008 by the full year effect of the acquisition in 2007 of Zeraim Gedera. Flowers sales growth was driven by the 2007 acquisition of Fischer.

Syngenta in 2008 continued the transformation of its Seeds business with the acquisitions of SPS in Corn & Soybean in Argentina and of Goldsmith and the pot and garden chrysanthemum and aster business of Yoder Brothers Inc. (Yoder) in the USA, which further reinforced Syngenta’s position as the world leader in Flowers.

(US$ million, except growth %)			Growth
Product line	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,040	893	9	4	13	3	16
Diverse Field Crops	462	351	15	8	23	9	32
Vegetables	603	502	12	4	16	4	20
Flowers	337	272	15	1	16	8	24
Total	2,442	2,018	12	4	16	5	21

Corn & Soybean: major brands AGRISURE®, NK®, GARST®, GOLDEN HARVEST®, SPS®

In the USA, sales of NK® soybean benefited from an acreage shift in favor of soybean and from a further market share gain reflecting crop yield outperformance. In corn, the proprietary triple stack product under the AGRISURE® brand was successfully launched and incorporation of these traits into Syngenta’s elite germplasm is accelerating. Sales of corn in Europe expanded rapidly, with increased acreage and a broadening of Syngenta’s portfolio across maturities. In Latin America, sales increased significantly in strong corn and soybean markets, as customers responded positively to new combinations of genetically modified technology and top quality germplasm.

Diverse Field Crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crops showed strong sales growth reflecting Syngenta’s leading position in sunflower and increased share in winter oilseed rape. Eastern European growers in particular are responding to growing demand for healthy oils and have expanded acreage while adopting improved varieties. Sugar beet sales increased with the launch of glyphosate-tolerant varieties in the USA leading to a substantial gain in market share.

Vegetables & Flowers: major Vegetables brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera; major Flowers brands Fischer, Goldsmith, S&G®, Yoder

Strong growth in Vegetables across all regions was supplemented by the full year consolidation of Zeraim Gedera. Syngenta’s strong developed market presence is being enhanced by a leadership position in the rapidly growing Latin American market and by increased market penetration in Asia Pacific. In Flowers the main driver was the full year consolidation of Fischer acquired in 2007.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	1,077	818	15	5	20	12	32
NAFTA	979	916	5	1	6	1	7
Latin America	216	146	34	14	48	–	48
Asia Pacific	170	138	16	8	24	(1)	23
Total	2,442	2,018	12	4	16	5	21

Sales in Europe, Africa and the Middle East continued their strong growth trend, particularly in Corn & Soybean, with an estimated market share gain. Sales of Diverse Field Crops were particularly strong in Eastern Europe. The full year sales of Zeraim Gedera in Vegetables and the Fischer portfolio in Flowers, which were acquired in late 2007, contributed to strong sales growth in these product lines.

In NAFTA, strong sales of soybean, with an estimated gain in market share and increased acreage, offset the impact of lower corn acres. Diverse Field Crops grew by over 50% and Flowers grew by over 20% including the impact of the 2007 Fischer acquisition.

Sales growth in Latin America was strong, particularly in Corn and Soybean due to increased acres and an estimated market share gain. Syngenta’s Bt 11 corn trait was approved in Brazil, with initial sales in the second planting season at the end of 2008.

In Asia Pacific, sales also grew by over 20% led by Corn and Soybean, which grew by over 50% due to favorable market conditions for Syngenta’s products, combined with strong crop prices.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Operating Income/(loss) (US$ million)	2008	2007	Actual %
Crop Protection	2,038	1,502	36
Seeds	(36)	(16)	(225)
Business Development	(132)	(19)	–
Inter-segment profit elimination	(12)	(3)	–
Total	1,858	1,464	27

Operating income increased by US$394 million, 27%, over 2007, despite a US$164 million increase in net charges for restructuring and impairment and the receipt in 2007 of a US$50 million non-recurring change of control payment from Delta & Pine Land following their acquisition by Monsanto. High commodity prices and strong agricultural markets contributed to a 26% growth in sales, 21% at constant exchange rates. Gross profit margins increased approximately 1%, with margin improvement in both Crop Protection and Seeds. Marketing and distribution costs were 24% higher, 21% at constant exchange rates, with higher sales volume, increased spending in emerging markets, but also increased provisions for doubtful receivables in emerging markets following the exchange rate volatility and impacts of the financial crisis in the final quarter of 2008. Research and development spending was increased by 17%, 15% at constant exchange rates, with an increased Crop Protection development pipeline and further investment in Seeds traits. General and administrative costs were 41% higher than in 2007, 32% at constant exchange rates, with 2007 including the above Delta & Pine Land receipt, a reduction in liability provisions and increased compensation from third parties using Syngenta registration data. Restructuring and impairment in 2007 was net of US$109 million gain on the sale of part of the site at the Headquarters in Basel and in 2008 included US$37 million of impairments in available-for-sale financial assets mainly related to a significant decline in the share price of Verenium (previously Diversa) Corporation. Cash restructuring costs in 2008 were similar to 2007 at approximately US$125 million.

Movements in exchange rates, particularly the relative weakness of the US dollar in the key first half sales season, increased operating income by approximately US$154 million including the net result of the EBITDA hedging program. The EBITDA (earnings before interest, depreciation and amortization) hedging program is designed to protect forecast transactions from adverse movements in exchange rates, using options and forward contracts to reduce volatility in EBITDA. The net result of the hedging program, which is reported in general and administrative costs was a gain of US$13 million in 2008 compared to a gain of US$17 million in 2007.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Growth Actual %	Growth CER %
Sales	9,231	7,285	–	–	9,231	7,285	27	22
Cost of goods sold	(4,425)	(3,605)	–	–	(4,425)	(3,605)	(23)	(19)
Gross profit	4,806	3,680	–	–	4,806	3,680	31	25
as a percentage of sales	52%	51%			52%	51%

Marketing and distribution	(1,474)	(1,167)	–	–	(1,474)	(1,167)	(26)	(23)
Research and development	(556)	(496)	–	–	(556)	(496)	(12)	(10)
General and administrative	(655)	(516)	–	–	(655)	(516)	(27)	(19)
Restructuring and impairment	(83)	1	(83)	1	–	–	–	–
Operating income	2,038	1,502	(83)	1	2,121	1,501	41	34
as a percentage of sales	22%	21%			23%	21%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

Sales in 2008 increased by 27% over 2007, 22% at constant exchange rates, including an average 6% increase in local currency prices. Gross margin increased by 1% over 2007 as the impact of higher volumes, sales price increases and the effect of the 2007 increase in environmental provisions more than offset increased raw material costs. Marketing and distribution costs increased during 2008 due to higher sales volumes, increased resources in emerging markets and higher charges for doubtful receivables in response to deteriorating liquidity in some emerging markets in the final quarter. Research and development costs were 12% higher, 10% at constant exchange rates, from increased projects in the development pipeline. Increased general and administrative costs reflect further investment in emerging markets as well as lower compensation from third parties using Syngenta registration data and lower liability provision reductions than in 2007.

Restructuring and impairment is defined in Note 6 to the consolidated financial statements in Item 18. Restructuring and impairment for 2008 relates primarily to the Operational Efficiency Program announced in 2007. The increase over 2007 is mainly because of the inclusion in 2007 of the profit on the partial sale of the Rosental and Dielsdorf sites in Switzerland. Further details on restructuring and impairment can be found later in this section.

Operating income in 2008 of US$2,038 million was 36% higher than 2007, after absorbing a US$84 million increase in net restructuring and impairment charges, due to the strong sales growth and improved operating margin.

The US dollar was generally weak in the first half of the year, which increased reported sales, but strengthened in the fourth quarter when currency exchange markets were volatile and thereby reduced reported Swiss franc and British pound sterling costs. The net effect of the US dollar movements was to increase the segment’s operating income by approximately US$116 million relative to 2007, after a US$6 million lower net hedging result.

Seeds operating income/(loss)

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Growth Actual %	Growth CER %
Sales	2,442	2,018	–	–	2,442	2,018	21	16
Cost of goods sold	(1,331)	(1,123)	(9)	(6)	(1,322)	(1,117)	(18)	(15)
Gross profit	1,111	895	(9)	(6)	1,120	901	24	(17)
as a percentage of sales	45%	44%			46%	45%

Marketing and distribution	(555)	(465)	–	–	(555)	(465)	(19)	(17)
Research and development	(343)	(283)	–	–	(343)	(283)	(21)	(19)
General and administrative	(173)	(125)	–	–	(173)	(125)	(38)	(31)
Restructuring and impairment	(76)	(38)	(76)	(38)	–	–	–	–
Operating income/(loss)	(36)	(16)	(85)	(44)	49	28	75	(59)
as a percentage of sales	-1%	-1%			2%	1%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

Seeds sales in 2008 were 21% higher than 2007, 16% at constant exchange rates. The gross profit margin increased by 1% from favorable currency movements, improved crop mix including increased proprietary trait sales and a favorable litigation settlement with Monsanto, offset by increased input costs due to higher crop prices, which form the basis of the contract grower purchase cost in corn and soybean, and an increase in inventory provisions. Marketing and distribution costs and General and administrative costs increased reflecting the full year consolidations of Fischer and Zeraim Gedera, higher sales volumes, an increase in provisions for doubtful receivables in emerging markets and increased resources in emerging markets. The increase in Research and development spending in 2008 was driven by continued transformation of the US corn and soybean range, the addition of costs from acquired companies and increased spending in other product lines.

Restructuring and impairment costs in 2008 include US$46 million to integrate and achieve synergies following the 2007 acquisitions, particularly that of Fischer. Restructuring costs also include US$11 million rationalizing Seeds operating units under the Operational Efficiency program announced in 2007 and US$16 million to restructure systems and back office infrastructure to enable increased back office consolidation. Costs in 2007 included US$9 million of integration costs associated with the 2006 and 2007 Vegetables and Flowers acquisitions and US$32 million related to the new Operational Efficiency Program, of which US$13 million related to the restructuring of a long term supply contract and US$16 million to the reorganization of the US Corn and Soybean business with integrated support functions.

Restructuring and impairment charges in cost of goods sold include the reversal of the purchase accounting inventory step up for Zeraim Gedera in 2008 and both Zeraim Gedera and EGV in 2007.

The weaker average US dollar against the Euro and other core currencies in 2008 resulted in an approximately US$38 million increase in operating income.

Business Development operating loss

	Total		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Growth Actual %	Growth CER %
Sales	24	5	–	–	24	5	–	–
Cost of goods sold	(18)	(6)	–	–	(18)	(6)	–	–
Gross profit	6	(1)	–	–	6	(1)	–	–
as a percentage of sales	25%	–	–	–	25%	–	–	–

Marketing and distribution	(10)	(6)	–	–	(10)	(6)	(67)	(52)
Research and development	(70)	(51)	–	–	(70)	(51)	(37)	(37)
General and administrative	(21)	37	–	–	(21)	37	–	–
Restructuring and impairment	(37)	2	(37)	(2)	–	–	–	–
Operating loss	(132)	(19)	(37)	(2)	(95)	(21)	–	–

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

Sales increased in 2008 due to a one-time sale of technology. Research and development spending increased 37% reflecting development of Biofuels projects including corn amylase, which is an enzyme that improves the productivity of ethanol plants. General and administrative expenses in 2007 were net of US$50 million one-time payment from Delta & Pine Land following their acquisition by Monsanto. Restructuring and impairment charges in 2008 are comprised mainly of impairments of available-for-sale financial assets, particularly the equity holding in Verenium (previously Diversa) Corporation, where the share price had declined significantly in 2008.

Defined benefit pensions

Defined benefit pension expense decreased from US$108 million in 2007 to US$79 million in 2008 because the strong plan asset performance in 2007 led to lower actuarial loss amortization expense in 2008. In addition, the restructuring cost component of the expense decreased by US$13 million, from US$15 million in 2007 to US$2 million in 2008, and the effect of currency translation reduced the expense compared to 2007.

During 2008, the funded status of all defined benefit pension plans, which is the market value of plan assets divided by the benefit obligation valued using the projected unit credit actuarial method, reduced from 99% to 92%. Asset returns of all plans were negative and this outweighed the significant favorable impact on the UK pension plan funded status of higher UK corporate bond yields compared to December 31, 2007. Excluding restructuring costs, defined benefit pension expense in 2009 is expected to be approximately US$40 million more than in 2008, mainly because plan asset market values declined significantly during the second half of 2008 as a result of the turmoil in global financial markets.

Employer contributions to defined benefit plans, excluding contributions related to restructuring, were US$113 million in 2008, compared to US$124 million in 2007. Syngenta’s main defined pension plans are in Switzerland, the UK and the USA. Minimum funding commitments result from the funded status of the plans on a statutory valuation basis. For the UK, minimum funding commitments related to past service are currently US$7 million, payable by March 2011. This commitment is subject to review as part of the statutory valuation required during 2009. In Switzerland, funded status is determined annually and additional funding is one of several permitted options to remedy any funding shortfall. No minimum funding commitments are expected to result from the US pension plan valuation.

Restructuring and Impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year ended December 31 (US$ million)	2008			2007
Reversal of inventory step-up (in cost of goods sold)			(9)			(6)
Restructuring costs
Write-off or impairment:
– Property, plant and equipment	(17)			(20)
– Intangible assets	(17)			(16)
– Inventories	–			(2)
Non-cash pension restructuring charges	(2)			6

Total non-cash restructuring charges		(36)			(32)
Cash costs:
– Operational efficiency programs	(80)			(117)
– Seeds integration	(46)			(9)
– Merger synergy program and other	1			–
		(125)			(126)
Impairment of financial assets		(37)			2
Gains from disposals		2			121
			(196)			(35)
Total restructuring and impairment			(205)			(41)

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

2008

The Operational Efficiency program announced in February 2007 includes restructuring in Crop Protection and Seeds. During 2008, restructuring charges of US$19 million were incurred by Crop Protection under this program, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program relate to Crop Protection and Seeds and consist mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for further standardization and consolidation of back office operations.

Seeds integration costs of US$46 million related mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million. Seeds integration related consultancy charges of approximately US$6 million were also expensed as incurred.

Non-cash restructuring and impairment costs consist of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. Impairments of intangible assets of US$17 million include accelerated amortization of a lease related to a Crop Protection development site, the closure of which was announced in 2006. Impairments and write-offs of property, plant and equipment include the US$11 million write-down of a former Crop Protection production site that was sold in 2008. Impairments of available-for-sale financial assets total US$37 million consisting mainly of recognition of the significant decline in the share price of Verenium (previously Diversa) Corporation.

Reversal of inventory step up included in cost of goods sold in 2008 consists of reversal of inventory step up on the Zeraim Gedera acquisition.

2007

In 2007, Syngenta incurred costs of US$41 million associated with the Operational Efficiency program announced in 2004 relating to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.

In connection with the Operational Efficiency program announced in 2007, US$27 million in cash costs were incurred by Crop Protection related to the restructuring of the Development function, projects to improve the efficiency of the distribution and manufacturing networks and for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain. Cash costs in Seeds under this program totaled approximately US$32 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, the exit of an onerous supply contract and exiting unprofitable crops in unprofitable geographies. In addition, headquarter and information systems restructuring activity incurred costs of US$17 million.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S (EGV).

Non-cash restructuring and impairment costs consisted of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations announced prior to and during 2006. Impairments of intangible assets largely related to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.

Divestment gains of US$121 million were realized mainly from the sale of a major part of the Rosental site in Basel and from the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold includes reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

Financial expense, net

Financial expense, net increased by US$127 million compared to 2007 as a result of net currency losses of US$108 million in 2008 compared to net gains of US$16 million in 2007. Syngenta has net long working capital positions in several emerging market currencies, in particular the Russian rouble and Ukrainian hryvna, where hedging products are of limited availability or are too expensive. The rapid and significant decline in these currencies in the final quarter of 2008 triggered significant exchange losses. In 2007, emerging market currencies had overall appreciated against the US dollar. The currency losses in 2008 were net of gains realized on restructuring internal funding arrangements.

Taxes

The effective tax rate in 2008 was 18%, compared to a rate of 22% in 2007. The tax rate on net restructuring and impairment costs was 24% compared to 93% in 2007 due to the mix on pre-tax gains and losses within the net position, particularly in 2007 which included the gain on the divestment of part of the Rosental site in Basel. Future rates applicable to restructuring and impairment will be dependent on the size and nature of charges and may vary significantly. Syngenta’s tax rate in 2008 and 2007 was less than the Swiss statutory tax rate of 25% due in part to income taxed at different rates and in 2008 because of adjustments to current tax related to prior periods following the completion of tax audits in several countries in NAFTA and EAME.

Profit for the period and other supplementary income data

Profit in 2008 was US$1,385 million, all attributable to shareholders of Syngenta AG, compared to US$1,111 million in 2007 with US$1,109 million attributable to shareholders of Syngenta AG. Operating income was higher in 2008 largely due to strong profitable sales growth, which enabled operating income margin to be maintained despite higher net restructuring and impairment costs. In addition, increased financial expenses, net, were partly offset by the reduced tax rate.

After related taxation, restructuring and impairment charges in 2008 were US$155 million compared to US$3 million in 2007.

Results of operations
2007 compared to 2006

Sales commentary

Total Syngenta consolidated sales for 2007 were US$9,240 million, compared to US$8,046 million in 2006, a 15% increase year on year.  At constant exchange rates sales growth was 11%. The analysis by segment is as follows.

(US$ million, except growth %)			Growth
Segment	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	7,285	6,378	11	–	11	3	14
Seeds	2,018	1,743	9	3	12	4	16
Business Development	5	2	–	–	–	–	–
Inter-segment elimination	(68)	(77)	–	–	–	–	–
Total	9,240	8,046	11	–	11	4	15

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,350	2,917	6	–	6	9	15
NAFTA	3,108	2,900	7	–	7	–	7
Latin America	1,565	1,141	33	4	37	–	37
Asia Pacific	1,217	1,088	8	(1)	7	5	12
Total	9,240	8,046	11	–	11	4	15

Crop Protection

Crop Protection sales grew strongly at 14%, 11% at constant exchange rates. In the strong markets, Syngenta benefited from its broad product portfolio and successful marketing strategies and estimates to have increased market share. Sales of products launched since 2000 continued to expand with sales up 20% to US$1.2 billion driven by an exceptional second year for AXIAL® and by continuing growth in CALLISTO® and ACTARA®/CRUISER®. The Company’s market leadership in fungicides was reinforced with AMISTAR® sales up by more than 25%. Sales of TOUCHDOWN® were almost 50% higher with strong demand across the Americas and improved pricing.

Sales were up in all regions. In Europe, Africa and the Middle East, sales in Eastern Europe continued to grow above 10% and in Western and Northern Europe benefited from a mild winter in the first half and a severe outbreak of potato blight in the third quarter. In NAFTA, Syngenta’s leading position in corn led to higher sales on the increased corn acreage. Growth accelerated in the second half with strong sales of both herbicides and fungicides. In Asia Pacific, emerging markets, notably China and India, continued to drive growth, more than offsetting a weaker market in Japan. The strongest sales growth was in Latin America with sales increasing 37% as a result of the high crop prices encouraging growers to maximize crop yield. Soybean growth was the main driver but demand on other crops such as corn and sugar cane also increased. Strong sales growth in Seed Care included a successful second year for AVICTA®, despite lower cotton acreage, and the continuing expansion of CRUISER®. In addition to offering growers insect and disease control benefits, CRUISER MAXX® clearly demonstrates increased plant growth vigor.

Professional Products showed strong sales growth driven by the full year consolidation of Fafard, acquired in 2006.

Sales by product line are set out below.

(US$ million, except growth %)			Growth
Product Line	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Selective Herbicides	2,019	1,813	8	–	8	3	11
Non-Selective Herbicides	902	725	19	2	21	3	24
Fungicides	2,004	1,716	12	–	12	5	17
Insecticides	1,205	1,093	8	(1)	7	3	10
Seed Care	604	531	12	(1)	11	3	14
Professional Products	475	427	13	(3)	10	1	11
Others	76	73	(9)	11	2	2	4
Total	7,285	6,378	11	–	11	3	14

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®/BICEP®MAGNUM, ENVOKE®, FUSILADE® MAX, TOPIK®

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

Non-Selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales of TOUCHDOWN®, which is marketed in a comprehensive product range, increased strongly in response to higher glyphosate-tolerant acres in the Americas. Higher demand combined with tight supply resulted in pricing improvements. GRAMOXONE® also showed growth with strong demand in Asia more than offsetting the phasing out of the product in Europe.

Fungicides: major brands AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

AMISTAR® showed exceptional growth notably in Latin America, with higher soybean acreage, increased soybean rust pressure and strong demand from wheat growers. In the USA the AMISTAR® range benefited from the development of a new market segment to prevent disease in corn. There was good growth in other fungicides including BRAVO®, which is widely used to counter fungicide resistance in European cereals. REVUS®, a new fungicide for vegetables and vines, was successfully launched in the UK and Korea.

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

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Strong sales growth continued. CRUISER® showed excellent growth in all regions reflecting increased penetration and treatment intensity in corn and soybean; new registrations in Latin America; higher demand on oilseed rape and cereals in Europe; and new launches in Asia Pacific. Sales of AVICTA® in its second year were up 50% despite lower US cotton acreage as growers recognized its superior performance in nematode control.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Sales grew by 11%, 10% at constant exchange rates, due to additional volume from the full year consolidation of Fafard in the Lawn & Garden range.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,545	2,242	6	(1)	5	8	13
NAFTA	2,238	2,119	7	(1)	6	–	6
Latin America	1,423	1,036	34	3	37	–	37
Asia Pacific	1,079	981	6	(1)	5	5	10
Total	7,285	6,378	11	–	11	3	14

Sales in Europe, Africa and the Middle East benefited from strong demand for cereals. Performance was also helped by a mild winter in the first half and by a severe outbreak of potato blight across northern Europe in the third quarter. Syngenta further strengthened its position in Eastern Europe, spearheading the development of the market in the region with particularly strong growth in Russia, Ukraine and Kazakhstan.

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

In Asia Pacific growth in the emerging markets notably China, India and Vietnam, more than offset the impact of weaker demand in Japan. The increasing sophistication of agriculture in the emerging markets is reflected in significantly higher sales of fungicides and seed treatments.

Seeds

In 2004, Syngenta began a transformation of its Seeds business. Following the establishment of a platform for the launch of Corn and Soybean traits in the USA, the development of proprietary biotech traits was accelerated and in 2007 Syngenta advanced the timeline for the delivery of stacked technologies. The scope of the Vegetables and Flowers businesses was developed and broadened through product innovation and acquisitions.

In 2007, sales of Syngenta Corn seeds grew worldwide driven by crop prices and acreage expansion. At the beginning of the year Syngenta received US EPA approval for its double stacked corn containing AGRISURE® corn borer and corn rootworm traits. This marked the completion of a double stack offer and enabled preparation for the launch of a triple stack product in 2008. This transformation of the US corn portfolio was accompanied by significant marketing investments and by increased research and development to ensure that Syngenta’s pipeline is able to capture a wide range of future biotech opportunities.

Good sales growth in Vegetables and Flowers was supplemented in 2007 by the acquisitions of Zeraim Gedera, an Israeli vegetable seeds company focusing on high value crops, and Fischer, which reinforced Syngenta’s position as the world leader in Flowers.

Growth in Diverse Field Crops reflected Syngenta’s strong position in Eastern Europe where the use of improved seeds is contributing to the rapid modernization of agriculture.

(US$ million, except growth %)			Growth
Product Line	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	893	785	8	4	12	2	14
Diverse Field Crops	351	309	5	2	7	6	13
Vegetables	502	421	13	1	14	6	20
Flowers	272	228	13	–	13	6	19
Total	2,018	1,743	9	3	12	4	16

Field Crops (Corn & Soybean and Diverse Field Crops): major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

Sales of corn seeds were strong globally reflecting high corn prices and acreage expansion, particularly in the USA. Growth accelerated in the second half with share gains in a strong Latin American market. In the USA final sales of seeds containing non-proprietary traits contributed towards the US$59 million growth of total seeds sales in NAFTA in the fourth quarter. The good corn sales performance was partly offset by lower soybean sales as a result of the decline in US soybean acreage.

All Diverse Field Crops showed strong growth in Eastern Europe. Sugar beet growth reflected the successful positioning of the HILLESHÖG® business to take account of EU subsidy reform. Sunflower and oilseed rape both benefited from demand for healthy oils as well as for biodiesel.

Vegetables and Flowers: major brands Vegetables S&G®, ROGERS®; major brand Flowers S&G®

Growth in Vegetables sales reflected continuing strong consumer demand and some estimated share gain, with a US$13 million contribution from the consolidation of EGV and Zeraim Gedera, included within volume in the table above. Sales in Latin America and Asia Pacific continued to expand rapidly. Sales of Branded Fresh Produce in the USA rose by over 30%.

The acquisition of Fischer in Flowers contributed US$24 million to Seeds sales growth. Underlying sales grew in both Europe and NAFTA.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2007	2006	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	818	690	8	2	10	9	19
NAFTA	916	838	7	2	9	–	9
Latin America	146	107	24	13	37	–	37
Asia Pacific	138	108	19	–	19	9	28
Total	2,018	1,743	9	3	12	4	16

Sales in Europe, Africa and the Middle East reflected a very strong performance in Eastern Europe, particularly in Diverse Field Crops.  Underlying growth in Vegetables and Flowers in the EAME region was augmented by the full year effect of the EGV acquisition, the fourth quarter sales from Zeraim Gedera in Vegetables and the addition of the Fischer portfolio in Flowers.

In NAFTA, sales growth reflected the significant increase in corn acreage largely offset by lower planted soybean acres, the turnaround from the 2006 first quarter production issues in corn and a one off positive effect of the final sales of corn seeds containing non-proprietary traits in fourth quarter 4, 2007. Vegetables and Flowers sales growth was also strong in NAFTA, particularly in Branded Fresh Produce.

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

			Growth
Operating income	2007 US$ million	2006 US$ million	Actual %
Crop Protection	1,502	901	66
Seeds	(16)	44	(134)
Business Development	(19)	(79)	–
Inter-segment profit elimination	(3)	(37)	–
Total	1,464	829	77

Operating income increased 77% in 2007 to US$1,464 million which included a US$50 million non-recurring change of control payment from Delta & Pine Land following their acquisition by Monsanto. Strong markets were a key driver in a 15% sales increase over 2006, with 4% from a weaker US dollar exchange rate. Gross profit margin declined by 1% with increased environmental provisions in Crop Protection and lower margins in Seeds largely due to the increased weighting of US corn at the expense of soybean, which was the more profitable crop in 2007. Marketing, Sales and Distribution costs increased 12%, 8% at constant exchange rates, and included higher volume related costs, a full year impact of the Fafard acquisition and additional spending in emerging country markets. Research and development costs were 4% higher in 2007 than 2006, but flat at constant exchange rates, with decreased costs after the Biopharma exit in 2006 and savings associated with the Operational Efficiency Programs being reinvested in the further development of stacked traits in Seeds. General and administrative costs in 2007 were net of the one-off payment from Delta & Pine Land.

Lower net restructuring and impairment contributed US$285 million to the increase in reported operating income. Total 2007 net restructuring and impairment spending included divestment gains of US$121 million, US$109 million of which relates to the sale of a portion of the Rosental site in Basel which was assessed to be beyond Syngenta’s medium-term needs. Movements in exchange rates between 2006 and 2007, particularly the strengthening of emerging market currencies, increased operating profit by an estimated US$58 million including the net result of the EBITDA hedging program. The net hedging result under the program, which is reported within general and administrative costs, was a US$17 million gain in 2007 compared to a US$14 million loss in 2006.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	7,285	6,378	–	–	7,285	6,378	14	11
Cost of goods sold	(3,605)	(3,126)	–	(8)	(3,605)	(3,118)	(16)	(12)
Gross profit	3,680	3,252	–	(8)	3,680	3,260	13	10
as a percentage of sales	51%	51%			51%	51%

Marketing and distribution	(1,167)	(1,037)	–	–	(1,167)	(1,037)	(13)	(9)
Research and development	(496)	(490)	–	–	(496)	(490)	(1)	4
General and administrative	(516)	(549)	–	–	(516)	(549)	6	5
Restructuring and impairment	1	(275)	1	(275)	–	–	–	–
Operating income	1,502	901	1	(283)	1,501	1,184	27	22
as a percentage of sales	21%	14%			21%	19%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

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

Restructuring and impairment is defined in Note 6 to the consolidated financial statements in Item 18. Restructuring and impairment for 2006 related primarily to the Operational Efficiency Program announced in 2004. The 2007 costs also included spending against the new Operational Efficiency Program announced in February 2007. The 2007 charge was net of the profit on partial sale of the Rosental and Dielsdorf sites in Switzerland. Further details on restructuring and impairment can be found later in this section.

Operating income was 67% higher at US$1,502 million, with US$284 million coming from lower restructuring and impairment charges.

With the US dollar weakening in the year against the core currencies of Euro, Swiss franc and British pound sterling, the net effect of the US dollar movements was to increase operating income by approximately US$52 million.

Seeds operating income/(loss)

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	2,018	1,743	–	–	2,018	1,743	16	12
Cost of goods sold	(1,123)	(894)	(6)	(17)	(1,117)	(877)	(27)	(24)
Gross profit	895	849	(6)	(17)	901	866	4	(1)
as a percentage of sales	44%	49%			45%	50%

Marketing and distribution	(465)	(429)	–	–	(465)	(429)	(8)	(4)
Research and development	(283)	(232)	–	–	(283)	(232)	(22)	(18)
General and administrative	(125)	(106)	–	–	(125)	(106)	(18)	(14)
Restructuring and impairment	(38)	(38)	(38)	(38)	–	–	–	–
Operating income/(loss)	(16)	44	(44)	(55)	28	99	(72)	(81)
as a percentage of sales	–	3%			1%	6%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

Seeds Sales in the year were 16% higher than 2006, 12% at constant exchange rates. Gross margins declined as the US field crop market shifted into corn from soybean. In 2007, due to the significant weighting of seeds with non-proprietary genetically modified traits in the corn seed portfolio, corn gross margins were lower than soybean. Gross margins were also adversely impacted by the high commodity crop prices which in several cases is the basis of the prices paid to contract growers. Marketing and research and development spending increased in 2007 as Syngenta invested in further transforming the US corn range and also absorbed the costs of the acquired companies, EGV, Fischer and Zeraim Gedera. The increase in general and administrative costs in 2007 partly reflected the costs in the acquired companies including the amortization of acquired intangibles. Restructuring and impairment costs included US$9 million of integration costs associated with the 2006 and 2007 Vegetables and Flowers acquisitions and US$32 million related to the new Operational Efficiency Program announced in February 2007, of which US$13 million related to the restructuring of a long term supply contract and US$16 million to the reorganization of the US Corn and Soybean business with integrated support functions. Restructuring and impairment charges in cost of goods sold included the reversal of the purchase accounting inventory step up for EGV and Zeraim Gedera.

The weakening of the US dollar against the Euro and other core currencies resulted in approximately a US$9 million increase in operating income.

Business Development operating loss

	Total		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2007	2006	2007	2006	2007	2006	Growth Actual %	Growth CER %
Sales	5	2	–	–	5	2	–	–
Cost of goods sold	(6)	(2)	–	–	(6)	(2)	–	–
Gross profit	(1)	–	–	–	(1)	–	–	–
as a percentage of sales	–	–	–	–	–	–	–	–

Marketing and distribution	(6)	(4)	–	–	(6)	(4)	(50)	(65)
Research and development	(51)	(74)	–	–	(51)	(74)	31	33
General and administrative	37	(13)	–	–	37	(13)	385	392
Restructuring and impairment	2	12	2	12	–	–	–	–
Operating loss	(19)	(79)	2	12	(21)	(91)	–	–
as a percentage of sales	–	–			–	–

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review and Prospects for a more detailed description.

Research and development spending reduced compared to 2006 largely due to the full year impact of stopping independent development efforts in Biopharma in 2006 and lower spending on animal nutrition development. This was partially offset by the increased investment in biofuels research.

General and administrative costs were net of the US$50 million receipt from Delta & Pine Land following their acquisition by Monsanto. The restructuring and impairment net gain in 2007 represented the reversal of a previously impaired financial asset.

Defined benefit pensions

Defined benefit pension costs decreased from US$110 million in 2006 to US$108 million in 2007. The 2006 expense amount included US$50 million of restructuring costs, and a US$45 million gain to reflect the change to Syngenta’s UK pension fund rules that increased the proportion of benefits which employees can take in the form of a tax free lump sum on retirement. The restructuring costs in 2006 included the social plan costs associated with restructuring in Syngenta’s French Crop Protection business and the Crop Protection product development function in the UK. The 2007 expense amount included US$15 million of restructuring costs, mainly related to Switzerland.

During 2007, the overall pension scheme funded status, which is the market value of plan assets divided by the benefit obligation valued using the projected unit credit actuarial method, improved from 96% to 99%. Bond yields increased compared to December 31, 2006, which reduced the valuation of pension liabilities. Asset returns for the UK and the US pension funds exceeded the long-term expected return assumption and contributed to the improved funded status. These positive developments were partly offset by asset returns in the Swiss pension fund, which were below the long-term expected rate of return, in line with the less favorable 2007 Swiss financial market movements. Employer contributions to defined benefit plans, excluding contributions related to restructuring, were US$124 million in 2007, compared to US$150 million in 2006.

Restructuring and impairment

The following table analyzes restructuring and impairment charges for each of the periods indicated:

For the year ended December 31 (US$ million)	2007			2006
Reversal of inventory step-up (in cost of goods sold)			(6)			(25)
Restructuring costs
Write-off or impairment:
– Property, plant and equipment	(20)			(26)
– Intangible assets	(16)			(46)
– Inventories	(2)			–
Non-cash pension restructuring releases (charges)	6			(3)

Total non-cash restructuring charges		(32)			(75)
Cash costs:
– Operational Efficiency Programs	(117)			(199)
– Seeds Integration	(9)			(36)
– Merger synergy program and other	–			3
		(126)			(232)
Impairment of financial assets		2			–
Gains from disposals		121			6
			(35)			(301)
Total restructuring and impairment			(41)			(326)

In 2007 Syngenta continued to incur costs associated with the Operational Efficiency Program announced in 2004. While no further initiatives were announced under this program in 2007, charges were incurred related to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004. In 2007 charges for cash costs under this program were US$41 million.

A second Operational Efficiency Program was announced in February 2007 and included restructuring in Crop Protection and Seeds. During 2007, US$27 million in cash costs were incurred by Crop Protection including US$14 million relating to the restructuring of the Development function, US$5 million for projects to improve the efficiency of the distribution and manufacturing networks and US$8 million for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain.

In addition, headquarter and IS restructuring activity incurred costs of US$17 million. Cash costs in Seeds totaled approximately US$32 million including US$16 million for the restructuring of the NAFTA Corn and Soybean marketing and sales organizations, US$13 million for the exit of an onerous supply contract and smaller amounts to exit unprofitable crops in unprofitable geographies.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and EGV.

Impairments of property, plant and equipment in 2007 consisted of accelerated depreciation and asset write-offs from site closures and rationalizations announced prior to and during 2006. Impairments of US$20 million were net of US$19 million impairment reversal due to proceeds now received or expected on asset disposals. Impairments of intangible assets largely related to accelerated amortization of a lease on a Crop Protection development site, the closure of which was announced in 2006.

Divestment gains of US$121 million included US$109 million realized from the sale of a major part of the Rosental site in Basel. Gains of US$11 million were the result of the reversal of an impairment recorded as part of an asset swap in 2006. Accelerated depreciation charges of US$5 million and onerous contract charges of US$7 million were also reported in 2007 relating to the same asset swap. Gains of US$13 million were realized on the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 included reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

In 2006, as part of the Operational Efficiency program announced in 2004, cash costs of US$60 million were recorded in respect of announcements of the consolidation activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France. Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection. The announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world, gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million.

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

Financial expense, net

Financial expense, net increased by US$22 million compared to 2006. Net currency gains of US$16 million, mainly due to gains on emerging market currencies, are less than the US$51 million in 2006 which included the non-recurring gain on restructuring an overcapitalized British pound sterling balance sheet. Strong operating cash flows and further optimized internal funding both contributed to lower net interest expense than in 2006 despite the continued cash outflow for share repurchases.

Taxes

The overall tax rate in 2007 was 22%, compared to a rate of 20% in 2006. The tax rate on net restructuring and impairment costs was 93% compared to 27% for 2006 due to the mix on pre-tax gains and losses within the net position. Syngenta’s tax rate in 2007 and 2006 was less than the Swiss statutory tax rate of 25% due in part to income taxed at different rates.

Profit for the period and other supplementary income data

Profit in 2007 was US$1,111 million with US$1,109 million attributable to shareholders of Syngenta AG, compared to US$637 million in 2006 with US$634 million attributable to shareholders of Syngenta AG. Operating income was higher in 2007 largely due to sales growth and helped further by the Delta & Pine Land receipt and the gain on disposal of part of the Rosental site.

After related taxation, restructuring and impairment charges in 2007 were US$3 million compared to US$238 million in 2006.

Foreign operations and foreign currency transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. The biggest exposure arises from the operations in Brazil where the Brazilian real is the functional currency of the subsidiaries. In 2008 the Brazilian real was affected in the final quarter by the overall credit crisis and the currency has depreciated against the US dollar to a level comparable to the end of 2005. To manage its exposure to risks associated with the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. The extent to which sales prices in Brazilian real can be increased to offset the effect of any future devaluation remains uncertain. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods.

Liquidity and capital resources

Syngenta’s principal sources of liquidity consist of cash generated from operations. In the period 2006 to 2008, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, this is also expected to be the case in 2009 despite an increased capital expenditure program announced in 2008. Working capital fluctuations are supported by short-term funding available through commercial paper and committed credit facilities. Longer-term capital resources include unsecured non-current bonds issued under the Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2008 and 2007 of US$803 million and US$503 million, respectively. At December 31, 2008 and 2007, Syngenta had current financial debts of US$211 million and US$399 million, respectively, and non-current financial debts of US$2,524 million and US$1,726 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program on December 15, 2000 and amended it on July 24, 2007. At December 31, 2008, Syngenta had no commercial paper issuances outstanding. The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed on July 20, 2006, amended on July 31, 2007, and will mature on July 20, 2013. At December 31, 2008, Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

During 2008, Syngenta issued two unsecured non-current Swiss franc domestic bonds with principal amounts of CHF 500 million and CHF 375 million. The CHF 500 million bond has a maturity in April 2013 and a fixed interest rate of 3.375%. The CHF 375 million bond has a maturity in December 2012 and a fixed interest rate of 3.500%.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2008:

(US$ million)	Fair value	Carrying amount	Value at issue
4.125% Eurobond 2011	703	702	636
3.500% Swiss franc domestic bond 2012	371	352	316
3.375% Swiss franc domestic bond 2013	488	469	484
4.125% Eurobond 2015	669	699	641
5.110% US private placement 2020	95	99	75
5.350% US private placement 2025	103	75	75
5.590% US private placement 2035	158	100	100
Total	2,587	2,496	2,327

The outstanding Eurobonds and domestic Swiss franc bonds have been issued under Syngenta’s EMTN program, first signed in June 2003. The program was last updated on September 30, 2008, to increase the maximum amount of borrowings to US$3 billion and is listed on the London Stock Exchange and the SIX Swiss Exchange.

The US$2,500 million Global Commercial Paper program, which is supported by the Credit Facility is further backed up by the Commercial Paper Funding Facility (CPFF) established by the Federal Reserve Bank of New York, which allows Syngenta to issue commercial paper up to the greatest amount of US dollar-denominated commercial paper Syngenta had outstanding on any day between January 1 and August 31, 2008.

The last issuance date for commercial paper on the CPFF will be October 30, 2009, which allows issue up to that date of commercial paper with a three months maturity.

Management is of the opinion that, absent a major business acquisition or a very significant deterioration in working capital or the rate of receivables collections from that currently expected, the funding available from these sources will be sufficient to satisfy its working capital, capital expenditure and debt service requirements for the foreseeable future, including cash expenditure relating to restructuring programs. In the event of a major business acquisition, Syngenta would seek additional funding from capital markets and other sources. Syngenta regards as sufficiently remote the likelihood that a very significant deterioration in working capital or unexpected decline in the rate of receivables collections will occur so as not to require the development of a detailed contingency funding plan.

Commitments for capital expenditure of US$172 million at December 31, 2008 relate mainly to the current capital investment program.

Financial results

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
(US$ million)	2008	2007	2006
Cash flow from operating activities	1,466	1,168	928
Cash flow used for investing activities	(608)	(368)	(411)
Cash flow used for financing activities	(457)	(781)	(541)

Cash flow from operating activities
2008 compared to 2007

Cash flow from operating activities in 2008 was US$298 million higher than in 2007. After reversing non-cash items, 2008 income before taxes contributed US$521 million more cash inflows than 2007 due to higher sales. This was offset by a higher increase in inventory levels that absorbed US$836 million more cash than in 2007 due to a stock build to meet higher sales volumes before the completion of the capital expansion program that commenced in mid-2008. Other working capital flows contributed US$378 million of cash in 2008 compared to outflows of US$46 million in 2007, partly due to higher rebates payable to customers. Payments of taxes increased from US$192 million in 2007 to US$283 million in 2008. Net financial receipts and payments were inflows of US$49 million compared to US$155 million of outflows in 2007 due to gains realized on restructuring internal funding in Brazil and the UK and the related net investment hedges.

2007 compared to 2006

Cash flow from operating activities in 2007 was US$240 million higher than in 2006. This increase was mainly attributable to the growth in income before taxes of US$621 million from US$798 million in 2006 to US$1,419 million in 2007. Adding back depreciation, amortization and impairment and excluding the net gains on disposals of non-current assets, where the relevant cash flows are included within investing activities in the cash flow statement, the increase compared to 2006 was US$495 million. This growth was due to higher sales and gross profit, which was only partly offset by increases in other operating expenses. The higher operating cash flows are also net of lower interest and other financial receipts due to lower cash inflows from hedges of internal funding than in 2006. Payments of taxes increased from US$167 million in 2006 to US$192 million in 2007. Cash outflows from working capital increased by US$56 million as inventory and trade receivable levels increased with increasing sales, partly offset by an increase in trade payables.

Cash flow used for investing activities
2008 compared to 2007

Cash flows used for investing activities increased from US$368 million in 2007 to US$608 million in 2008. Expenditure on tangible and intangible assets increased by US$192 million, partly due to a capacity expansion program announced in July 2008. Additions to property, plant and equipment were higher in both Crop Protection and Seeds and, at US$444 million were higher than depreciation of US$242 million. Proceeds from disposals decreased by US$164 million in 2008 after the partial sale of the Rosental site in Switzerland in 2007. This was partially offset by the sale of the marketable security portfolio in 2008 for proceeds of US$97 million and reduced spending on acquisitions of US$28 million. Purchases of investments in associates and joint ventures was US$27 million higher in 2008 due to the acquisition of an interest in Sanbei Seeds in China.

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

Cash flow used for financing activities
2008 compared to 2007

Financing cash outflows decreased by US$324 million due mainly to increased net additional borrowings of US$608 million in 2008 compared to US$182 million in 2007. Distributions paid to shareholders were US$151 million higher in 2008, but treasury share purchases, including 2.3 million shares under the share repurchase program, were US$45 million lower than in 2007.

2007 compared to 2006

Financing cash outflows increased by US$240 million due to increased dividend payments and par value reductions of US$37 million, increased net share repurchases of US$105 million, with the purchase of 3.8 million shares, and decreased inflows from borrowings of US$98 million.

Research and development (R&D)

Syngenta has major research centers in Stein, Switzerland; Jealott’s Hill, England; Goa, India; Research Triangle Park, North Carolina, USA; and Beijing, China.

There are two principal elements to Syngenta research and development. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around several core technology programs: Crop Protection Research; Crop Protection Development; Crop Genetics Research; Seed Breeding; Seed Product Development; Lawn & Garden Product Development and Integrated Agronomic Solutions. These are closely integrated to increase overall capacity and to discover new active ingredients and novel crop varieties which will lead to enhanced crop yields and quality.

Syngenta research and development scientists work to establish the biological potential of novel compounds, develop new plant varieties, obtain product registrations and bring new products to market that meet the needs of farmers, as well as their customers in the food supply chain.

Development involves extensive field tests as part of health and environmental safety evaluation to ensure that products meet rigorous standards around the world. Development activities also include the improvement of production processes for new active ingredients and formulations and field testing to ensure that Syngenta’s products provide value adding benefits to customers.

In Seeds, new varieties and hybrids are developed using a number of advanced breeding methods, including marker-assisted breeding, together with conventional skills that improve the success rate of breeding programs. In some crops, biotechnology approaches are used to create genetically modified varieties with improved yield and quality.

The streamlining and restructuring across the various R&D sites announced in 2004 was largely complete by the end of 2007. With the move of the Basel chemistry scientists to the new facility in Stein, Switzerland, which was completed in 2007, the Basel facility was closed. The further enhanced chemistry center in Goa, India, which was opened in November 2006, continues to focus on cost efficient synthesis at laboratory and field scale.

In 2008, further progress was made in restructuring in the Crop Protection Development area that was announced in 2006. The main components of this restructuring were the closure of one Crop Protection Development site, the downsizing and consolidation of product safety activity at Jealott’s Hill, England, and the closure or downsizing of several field stations around the world.

Also in 2008, Syngenta announced the opening of a new biotechnology center in Beijing, China. This facility will concentrate on early-stage valuation of genetically modified traits for key crops, such as corn and soybean, in the areas of yield improvement, drought resistance, disease control and biomass conversion for biofuels. Syngenta is also investing further in its research center in Jealott’s Hill, England, which focuses on the development of new herbicides. The investment will enhance the center’s technological capability and accelerate further the delivery of new products to market.

The total spent on research and development was US$969 million in 2008, US$830 million in 2007 and US$796 million in 2006. Attribution of research and development costs for 2008 was US$556 million for Crop Protection, US$343 million for Seeds and US$70 million in Business Development. In 2007, the attribution was US$496 million for Crop Protection, US$283 million for Seeds and US$51 million for Business Development. In 2006, the attribution was US$490 million for Crop Protection, US$232 million for Seeds and US$74 million for Business Development.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2008 Syngenta had the following contractual obligations to make future payments in the following periods:

US$ million	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	18	2,735	211	730	821	699	274
Interest on financial debt	27	644	100	192	117	105	130
Other non-current liabilities	18	108	32	42	34	–	–
Payments under onerous contracts included within restructuring provisions	19	10	7	3	–	–	–
Capital lease payments	25	42	22	20	–	–	–
Operating lease payments	25	79	14	23	16	26	–
Unconditional purchase obligations	25	2,078	742	919	417	–	–
Long-term research agreements and other long-term commitments	25	362	97	158	107	–	–
Total		6,058	1,225	2,087	1,512	830	404

Of the total financial debt, floating rate financial debt is US$239 million (mainly local bank loans and overdraft facilities), US$211 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$2,496 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US private placement notes. Fixed rate interest payments of US$644 million on these are included above. At December 31, 2008, US$179 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Other non-current liabilities arise from license agreements signed during 2008 with several counterparties where the related cash flows are payable over several years.

Except for the provision for payments under onerous contracts included in the table above, US$921 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2009. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated US$170 million of provisions that are expected to be paid during 2009, including US$7 million of onerous contract provisions which are included in the above table.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it was to terminate the agreements before their expiry dates.

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Under the regulations which apply to Syngenta’s main UK defined benefit pension fund, Syngenta must commit to pay contributions according to a schedule which it agrees in advance with the Trustees. The existing schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. The contributions expected to be paid by Syngenta in 2009 to meet its commitments under the above arrangements are included in the US$150 million amount disclosed for employee benefit plans in Note 22 to the consolidated financial statements in Item 18. The amount has not been included in the tables above. Due to the significant uncertainty as to the amounts of contributions expected to be paid in 2010 and later years, estimated future contributions have also not been included in the above table.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2008, other than the above contractual obligations, commitments and contingent liabilities, and the off-balance sheet financing described in Note 27 to the consolidated financial statements in Item 18. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates and new accounting pronouncements

Critical accounting estimates and new accounting pronouncements are discussed in Note 2 to the consolidated financial statements in Item 18.

Recent developments

Note 28 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and the date on which the consolidated financial statements were approved by the Board of Directors (February 4, 2009) that would require adjustment to or disclosure in the consolidated financial statements.

Future prospects

Sales of Crop Protection products grew rapidly in 2008, with high crop prices and strong farmer profitability supporting increased usage of Crop Protection products to maximize yield and quality. Major crop commodity prices, particularly soybean, corn and wheat have now reduced significantly from the high levels reached in the middle of 2008 to the levels seen in 2007. The adverse impact on farmer profitability of this has been offset by some reductions in fertilizer prices and lower fuel prices. However, overall Syngenta expects the sales volume growth rate to reduce from the high level of 2008. Similarly, while the full year benefit of local currency price increases achieved in 2008 will benefit 2009, the rate of local currency sales price growth is likely to moderate, particularly in glyphosate sales. Syngenta makes significant sales in emerging markets, where in some cases exchange rates versus the US dollar have depreciated significantly in the fourth quarter of 2008 and, while it is likely that part of the US dollar price impact of this depreciation will be offset by increases in local currency prices, if these rates remain, the overall impact of emerging currency weakness is expected to be negative compared to 2008. Syngenta is not able to predict the impact of exchange rate movements during 2009.

In Seeds, continued penetration of Syngenta’s proprietary triple stack corn under the AGRISURE brand in the US market is expected as well as further corn growth in Latin America, though growth may be impacted by the financial crisis. Soybean sales grew strongly in the US in 2008 and Syngenta anticipates further market share gains in 2009. In Diverse Field Crops, sales grew strongly in 2008 in sunflowers, particularly in Eastern Europe, and while further 2009 growth is expected, this will be reduced by macro-economic conditions and weak exchange rates in some markets. Vegetables sales growth, which was very strong and broad based in 2008, is expected to moderate in 2009. Flowers sales will increase following the acquisitions of Goldsmith and the pot and garden chrysanthemum and aster business of Yoder, but are likely to be impacted by weak consumer demand in the current economic climate.

Gross profit margins in Crop Protection in 2008 were adversely impacted by higher raw material costs, including glyphosate and oil, where, because hedge accounting treatment is not available, costs were also impacted by the effect of the steep fall in oil prices in the final quarter on the 2009 hedging program. Due to Syngenta’s normal inventory cycle, the lower raw material costs seen in the final quarter of 2008 will not start to significantly benefit margins until the second half of 2009. Gross profit margin is expected to benefit from the full year impact of sales price increases initiated in 2008. This may be offset by the weakness of many currencies against the US dollar in the key first half sales season. Seeds gross profit margin improvement in 2008 is currently expected to continue in 2009. As a result of the current macroeconomic uncertainty and foreign exchange rate volatility, Syngenta has initiated cost saving initiatives to reduce variable spending while continuing investment in future growth initiatives, particularly in the Seeds business. The growth in operating costs below gross profit, excluding restructuring and impairment, is therefore expected to be lower in 2009 than in 2008.

Financial expense, net, in 2008 was significantly impacted by losses on emerging market currencies, which in most cases are not hedged due to cost and the limited availability of hedging products for some of these currencies. It is not possible to reliably predict exchange gains and losses in 2009.

Net income growth in 2009 will continue to be impacted by restructuring and impairment charges related to the Operational Efficiency program approved by the Syngenta Board in February 2007. The level of restructuring and impairment charges is dependent on the timing of irrevocable restructuring commitments and is difficult to forecast accurately in any one calendar year, but is expected in 2009 to be similar in size to 2008 excluding the financial asset impairment losses reported in 2008.

Subject to approval by the shareholders, at the annual general meeting on April 21, 2009, the Board is recommending a further increase in the dividend to CHF 6.00 per share from the CHF 4.80 paid in 2008.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Note 27 to the consolidated financial statements in Item 18.

Appendix A

Reconciliation of non-GAAP measures to equivalent GAAP measures

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:

•
includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB; and

•	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

•	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period-to-period; and

•	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period-to-period and thereby have a volatile impact on results.

Syngenta has been engaged in significant restructuring activities, including the integration of business combinations, since the formation of the Company in November 2000. In the period following the formation of the Company, restructuring programs were initiated to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. Subsequently, further restructuring programs have been initiated in response to low underlying growth in Crop Protection markets seen at the time these programs were announced. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivized to deliver the benefits of the associated restructuring and not to achieve short term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditure is performed on a similar project basis to that applied with capital investments.

Syngenta presents non-GAAP measures on operating income before restructuring and impairment at both the segmental and group levels. Restructuring and impairment charges have had a material effect on operating income in the period covered by the review. In the opinion of management, reporting operating performance excluding restructuring and impairment in addition to the GAAP measures provides a more thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, these measures may assist investors in forecasting future operating performance. In addition to GAAP measures, Syngenta uses measures of operating performance excluding restructuring and impairment in internal reporting to management and the Board of Directors, and these measures are used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods. Consequently, non-GAAP measures of operating income before restructuring and impairment do not present a complete picture of operating performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on income before taxes excluding restructuring and impairment together with income tax expense before restructuring and impairment to assist investors to calculate the Group tax rate both including and excluding the impact of restructuring and impairment charges. The tax rate on restructuring and impairment charges has been volatile and different from the tax rate on income before taxes excluding restructuring and impairment, due in part to many categories of restructuring or impairment charges not being deductible for tax purposes. In addition to GAAP measures, measures of income before taxes excluding restructuring and impairment and income tax expense excluding restructuring and impairment are used in internal reporting to management and the Board of Directors. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on operating performance in future periods. Consequently, non-GAAP measures of income before taxes excluding restructuring and impairment and income tax expense before restructuring and impairment do not present a complete picture of financial performance and these measures should be seen only as supplementary to the GAAP measure.

Syngenta presents non-GAAP information on net income and earnings per share before restructuring and impairment and, where relevant, on net income and earnings per share from continuing operations before restructuring and impairment. As above, restructuring and impairment charges have had a material effect on operating income in the period covered by the review. In the opinion of management, reporting net income and earnings per share excluding restructuring and impairment in addition to the GAAP measures provides a more thorough understanding of business performance. Together with disclosure of the material elements within restructuring and impairment and of the overall anticipated size and timeframe of restructuring programs, this disclosure may assist investors in forecasting future performance. In addition to net income and earnings per share prepared in accordance with GAAP, Syngenta uses net income and earnings per share excluding restructuring and impairment in internal reporting to management and the Board of Directors, and the measure is used in the incentive plans for Syngenta management and other employees. Restructuring and impairment charges have been incurred in all the periods covered by the review and are expected to continue to arise and have a material effect on financial performance in future periods. Consequently, the non-GAAP measures of net income and earnings per share before restructuring and impairment do not present a complete picture of financial performance and these measures should be seen only as supplementary to the GAAP measures.

For improved clarity, the definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure are provided below. The tables below are included to show the reconciliation of the GAAP measures to the non-GAAP measures used in the report and do not represent income statements prepared under IFRS as issued by the IASB.

Reconciliation of net income excluding Restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2008
Operating income	1,858	(205)	2,063
Income/(loss) from associates and joint ventures	3	–	3
Financial expense, net	(169)	–	(169)
Income before taxes	1,692	(205)	1,897
Income tax expense	(307)	50	(357)
Profit for the period	1,385	(155)	1,540
Attributable to minority interests	–	–	–
Net income attributable to Syngenta AG shareholders	1,385	(155)	1,540
Tax rate	18%	24%	19%
Number of shares – basic (millions)	94		94
Number of shares – diluted (millions)	95		95
Basic earnings per share	14.75	(1.65)	16.40
Basic earnings per share	14.63	(1.63)	16.26

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2007
Operating income	1,464	(41)	1,505
Income/(loss) from associates and joint ventures	(3)	–	(3)
Financial expense, net	(42)	–	(42)
Income before taxes	1,419	(41)	1,460
Income tax expense	(308)	38	(346)
Profit for the period	1,111	(3)	1,114
Attributable to minority interests	(2)	–	(2)
Net income attributable to Syngenta AG shareholders	1,109	(3)	1,112
Tax rate	22%	93%	24%
Number of shares – basic (millions)	96		96
Number of shares – diluted (millions)	97		97
Basic and diluted earnings per share	11.56	(0.03)	11.59
Diluted earnings per share	11.42	(0.03)	11.45

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2006
Operating income	829	(326)	1,155
Income/(loss) from associates and joint ventures	(11)	–	(11)
Financial expense, net	(20)	–	(20)
Income before taxes	798	(326)	1,124
Income tax expense	(161)	88	(249)
Profit for the period	637	(238)	875
Attributable to minority interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	634	(238)	872
Tax rate	20%	27%	22%
Number of shares – basic (millions)	98		98
Number of shares – diluted (millions)	100		100
Basic earnings per share	6.46	(2.42)	8.88
Diluted earnings per share	6.35	(2.38)	8.73

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2005
Operating income	860	(236)	1,096
Income/(loss) from associates and joint ventures	2	–	2
Financial expense, net	(96)	–	(96)
Income before taxes	766	(236)	1,002
Income tax expense	(140)	79	(219)
Profit for the period	626	(157)	783
Attributable to minority interests	(4)	–	(4)
Net income attributable to Syngenta AG shareholders	622	(157)	779
Tax rates	18%	33%	22%
Number of shares – basic (millions)	100		100
Number of shares – diluted (millions)	101		101
Basic earnings per share	6.22	(1.56)	7.78
Diluted earnings per share	6.13	(1.54)	7.67

(US$ million)	Total	Restructuring, impairment and discontinued operations	Before Restructuring, impairment and discontinued operations
2004
Operating income	541	(354)	895
Income/(loss) from associates and joint ventures	(2)	–	(2)
Financial expense, net	(73)	–	(73)
Income before taxes	466	(354)	820
Income tax expense	70	135	(65)
Profit for the period from continuing operations	536	(219)	755
Attributable to minority interests	7	–	7
Net income from continuing operations attributable to Syngenta AG shareholders	543	(219)	762
Tax rate	(15)%	38%	8%
Number of shares – basic (millions)	105		105
Number of shares – diluted (millions)	106		106
Basic earnings per share from continuing operations	5.16	(2.08)	7.24
Diluted earnings per share from continuing operations	5.12	(2.07)	7.19

Constant exchange rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 26 to the Consolidated Financial Statements in Item 18 for information on average exchange rates in 2008 and 2007. For example, if a European entity reporting in Euro sold €100 million of products in 2008 and 2007, our financial statements would report US$147 million of revenues in 2008 (using 0.68 as the rate, which was the average exchange rate in 2008) and US$137 million in revenues in 2007 (using 0.73 as the rate, which was the average exchange rate in 2007). The CER presentation would translate the 2008 results using the 2007 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The members of the Board of Directors are as follows (as of February 18, 2009):

Name	Age	Nationality	Function	Director since	Term of office
Martin Taylor	56	British	Chairman, non-executive Director	2000	2011
Michael Mack	48	American	Chief Executive Officer, executive Director	2008	2010
Rupert Gasser	70	Swiss	Vice Chairman, non-executive Director	2002	2009
Peggy Bruzelius	59	Swedish	Non-executive Director	2000	2009
Peter Doyle	70	British	Non-executive Director	2000	2009
Pierre Landolt	61	Swiss	Non-executive Director	2000	2009
Peter Thompson	62	American	Non-executive Director	2000	2011
Jacques Vincent	62	French	Non-executive Director	2005	2010
Rolf Watter	50	Swiss	Non-executive Director	2000	2011
Felix A. Weber	58	Swiss	Non-executive Director	2000	2011
Jürg Witmer	60	Swiss	Non-executive Director	2006	2009

Members of the Board of Directors

(i) Membership and qualification

Syngenta is led by a strong and experienced Board. The Board includes representatives from five nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

(ii) Changes announced in 2008

Rupert Gasser, Vice-Chairman, and Peter Doyle, member of the Board of Directors, will step down from their Syngenta Board memberships at the Annual General Meeting (AGM) on April 21, 2009, having reached the statutory age limit (Articles of Incorporation, Art. 20). The Board of Directors will propose to the shareholders at the AGM on April 21, 2009 that David Lawrence be elected as a new member of the Board.

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

Michael Mack

Chief Executive Officer, Director and member of the Chairman’s Committee and the Corporate Responsibility Committee.

Michael Mack was Chief Operating Officer of Seeds (2004-2007) and Head of Crop Protection, NAFTA Region (2002-2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Rupert Gasser

Vice Chairman of the Board of Directors and member of the Chairman’s and the Compensation Committee.

Rupert Gasser is currently President of Nestec SA and a member of the Scientific Advisory Board of Alcon Laboratories Inc. Formerly he was a non-executive Director of Lonza Group AG (1999–2004), Executive Vice President of Nestlé SA (1997–2002), Head of Strategic Business Group I (Coffee and Beverages, Milk and Food Services) and Head of Corporate Technical/Manufacturing and R&D worldwide (1991–1996) and Senior Vice President at Nestec SA (1990–1991).

Rupert Gasser graduated from the Technical Academy for Chemical Industry in Vienna with a degree in chemistry. In addition he participated in the Program for Senior Executive Development at the IMD, Lausanne.

Peggy Bruzelius

Director and Chairman of the Audit Committee.

Peggy Bruzelius is currently Chairman of Lancelot Holding AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Scania AB, Husqvarna AB, Akzo Nobel NV, Axfood AB and Axel Johnson AB. Peggy Bruzelius is Chairman of the Swedish National Agency for Higher Education and a member of the Royal Swedish Academy of Engineering Sciences. In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Executive Vice President of SEB-bank (1997–1998) and Chief Executive Officer of ABB Financial Services (1991–1997).

Peggy Bruzelius holds a Master of Science from the Stockholm School of Economics and an Honorary Doctorate from the same university.

Peter Doyle

Director, member of the Corporate Responsibility Committee and Chairman of the Science and Technology Advisory Board.

Peter Doyle is currently a Trustee of the Nuffield Foundation; he is a Past Master of the Salters’ Livery Company and currently Chairman of the Board of the Salters’ Institute. Previously he served as a non-executive Director of Avidex Ltd (2002–2006), a member of the Advisory Board of Vida Capital Partners (2003–2005), non-executive Director of Oxagen (1999–2002), non-executive Director of Oxford Molecular plc (1997–2000), Director of Zeneca Group plc (1993–1999), Director of ICI (1989–1993) and as Chairman of the Biotechnology and Bioscience Research Council (1989–2003).

Peter Doyle holds a BSc (Hons) degree in pure science and a PhD in chemistry from Glasgow University.

Pierre Landolt

Director, member of the Audit Committee and the Corporate Responsibility Committee. He is also a member of the Board of the Syngenta Foundation for Sustainable Agriculture.

Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He is also a partner with unlimited liabilities of the private bank Landolt & Cie. Pierre Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, of the Instituto Estrela de Fomento ao Microcrédito, of AxialPar Ltda and Moco Agropecuaria Ltda, and, in Switzerland, as Chairman of Emasan AG and Vaucher Manufacture Fleurier SA and as Vice-Chairman of Parmigiani Fleurier SA. He is a Director of EcoCarbone SA and Amazentis SA and was formerly Chairman of the CITCO Group (1995-2005). He is also Vice-Chairman of the Montreux Jazz Festival Foundation.

Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

Peter Thompson

Director and member of the Audit Committee.

Peter Thompson is currently a Director of Sodexho Alliance SA. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996–2004), President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995–1996) and of Walkers Snack Foods in the UK (1994–1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan plc, including President and Chief Executive Officer of GrandMet Foods Europe (1992–1994), Vice Chairman of The Pillsbury Company (1990–1992) and President and Chief Executive Officer of The Paddington Corporation (1984–1990).

Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Jacques Vincent

Director and member of the Compensation Committee.

Jacques Vincent has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, since 1998, and has been appointed Vice Chairman and Advisor to the Chairman as of January 1, 2008. He began his career with Danone in 1970 and has since held various financial and overall management positions within this group.
Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris, holds a bachelor in Economics from Paris University and a Master of Science from Stanford University.

Rolf Watter

Director and member of the Audit Committee.

Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994, is a member of its executive board since 2000 and an Executive Director since the incorporation of Bär & Karrer AG in 2007. He is a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), of Nobel Biocare Holding AG, of UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He formerly was non-executive Chairman of Cablecom Holding (2003-2008), a Director of Centerpulse AG (2002–2003), of Forbo Holding AG (1999–2005) and of Feldschlösschen Getränke AG (2001–2004). In addition, Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the SIX Swiss Exchange Admission Board and its Disclosure Commission of Experts.

Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix A. Weber

Director and Chairman of the Compensation Committee.

Felix A. Weber is currently a Managing Director of Nomura International Ltd. and a Director of Publigroupe. Previously, he was a Director of Valora (2006-2008), a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (which are the former parent entities of Cablecom GmbH) (2003–2005), a Director of Cablecom GmbH (2004–2005), Managing Director of Lehman Brothers Ltd. (2006-2008), Executive Vice President and Chief Financial Officer of Adecco SA (1998–2004), Associate Project Manager and Principal of McKinsey & Company in Zurich (1989–1997) and Chief Executive Officer of Alusuisse South Africa (1982–1984).

Felix Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

Jürg Witmer

Director and member of the Chairman’s Committee.

Jürg Witmer is currently Chairman of Givaudan SA and Clariant AG. He is a Board member of Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG. From 1999 to 2005 he was CEO of Givaudan Group. Between 1978 and 1999 he held various management positions within Roche, including General Manager of Roche Austria, Head of Corporate Communications and Public Affairs at Roche Headquarters Basel, General Manager and Regional Marketing Manager of Roche Far East in Hong Kong and Assistant to the Chairman and CEO of the Roche Group.

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

In 2008, the Board held five formal meetings. Furthermore, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

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

(iii) Board Committees

Some of the Board’s responsibilities are delegated to the Chairman’s Committee, the Audit Committee, the Compensation Committee and the Corporate Responsibility Committee. Syngenta has issued Regulations Governing the Internal Organization and committee charters, which set out in detail the powers and responsibilities of the Board and its committees. The Board committees meet on a regular basis. Their members are provided with the materials necessary to fulfill their duties and responsibilities, and to submit full reports to the Board.

–	Chairman’s Committee

During the financial year 2008, the Chairman’s Committee held five formal meetings. The Chairman’s Committee consists of four members appointed by the Board: the Chairman, the Vice Chairman, the Chief Executive Officer and one other member of the Board. The Company Secretary acts as Secretary to the Committee. The Committee prepares the meetings of the Board of Directors and is empowered to make decisions on behalf of the Board in urgent cases. The Chairman’s Committee deals with all business for the attention of the Board of Directors, and comments on matters falling within the Board’s authority before the latter makes any decision on them. Upon request of the CEO, the Chairman’s Committee approves on its own authority appointments to selected senior positions, as defined in the Regulations Governing the Internal Organization. It also approves financial measures, capital investments and the acquisition of companies and associated companies in accordance with determined financial authorisation levels set in the Regulations Governing the Internal Organization. Members of the Chairman’s Committee are Martin Taylor (Committee Chairman), Rupert Gasser, Michael Mack and Jürg Witmer.

–	Audit Committee

During the financial year 2008, the Audit Committee held four formal meetings. The external auditor attended all four meetings of the Audit Committee in 2008. The Audit Committee consists of four members appointed by the Board. All members are independent, non-executive Directors. The CFO is generally invited to the meetings of the Audit Committee; a member of the Corporate Legal Department acts as Secretary to the Committee. The Audit Committee assists the Board in fulfilling its supervisory responsibilities. Its duties are to monitor the performance of external and internal auditors as well as the independence of the external auditors. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations. The chairperson of the Audit Committee reports to the Board of Directors on the work performed, major findings and actions undertaken. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Pierre Landolt, Peter Thompson and Rolf Watter.

–	Compensation Committee

During the financial year 2008, the Compensation Committee held four formal meetings. The Compensation Committee is appointed by the Board and consists of four members of the Board. The Global Head of Human Resources acts as Secretary to the Committee. The Compensation Committee has responsibility for setting the compensation of the Executive Committee members and makes a recommendation to the Board on the compensation of the Chairman, the CEO and the Board members. Members of the Compensation Committee are Felix A. Weber (Committee Chairman), Rupert Gasser, Martin Taylor, and Jacques Vincent. The CEO attends the meetings of the Compensation Committee as a permanent guest, except when his own compensation or other subjects with reference to his own situation are discussed.

–	Corporate Responsibility Committee

During the financial year 2008, the Corporate Responsibility Committee held two formal meetings. The Corporate Responsibility Committee consists of at least three non-executive members of the Board and the CEO; the Company Secretary acts as Secretary to the Committee. The Corporate Responsibility Committee acts as custodian of the Board in Corporate Responsibility matters, reviews and advises on overall Corporate Responsibility priorities, policies and issues and on related actions proposed by the Executive Committee or the Board. Once a year it produces a report to the Board on Corporate Responsibility activities with an outlook on initiatives planned over the following year. Members of the Corporate Responsibility Committee are Martin Taylor (Committee Chairman), Michael Mack, Pierre Landolt and Peter Doyle.

Responsibilities of the Board of Directors

(i) Board of Directors

Pursuant to the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Articles of Incorporation of Syngenta, the Board of Directors has in particular the following non-transferable and inalienable duties:
–	Ultimate direction of the business of the Company and determination and communication of necessary directives;
–	Determination of the organization of the Company;
–	Administration of accounting, financial control and financial planning;
–	Appointment and removal of the persons entrusted with the management and representation of the Company;
–	Ultimate supervision of the persons entrusted with the management of the Company, specifically with regard to their compliance with the law, the Articles of Incorporation, regulations and directives;
–	Preparation of business reports and the General Meetings of Shareholders and the implementation of the resolutions adopted by the General Meetings of Shareholders;
–	Notification of the court if liabilities exceed assets;
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

–	All Board committees regularly meet with members of the management and, as appropriate, external advisors and the Group’s external auditors;
–	Regular distribution of important information to the Board.

(ii) Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out control, operational and system audits. All organizational units and associated companies are subject to audit. Audit plans are reviewed and approved by the Audit Committee and any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

In connection with the operation of controls, including controls over financial reporting, a self-certification “Letter of Assurance” process is in place. The letters of assurance are cascaded down in the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit and the Audit Committee. Internal Audit reports on issues arising from internal audits to the Audit Committee. The Audit Committee reports to the Board of Directors.

(iii) External Auditor

The auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. At the completion of the audit, the auditor presents and discusses the audit report on the financial statements with the Audit Committee, highlighting any significant internal control issues that were identified during the course of the audit. The auditor regularly participates in the Audit Committee meetings and, at least once a year, the lead partners present to a meeting of the Board of Directors.

Executive Committee

The members of the Executive Committee of Syngenta are as follows (as of February 18, 2009):

Name	Age	Nationality	Position	Appointment
Michael Mack	48	American	Chief Executive Officer	2008
Alejandro Aruffo(1)	49	Italian/American	Head of Research & Development	2008
John Atkin	55	British	Chief Operating Officer Crop Protection	2000
Robert Berendes	44	German	Head of Business Development	2007
Christoph Mäder	49	Swiss	Head of Legal & Taxes and Company Secretary	2000
Mark Peacock	48	British	Head of Global Operations	2007
Davor Pisk	50	British	Chief Operating Officer Seeds	2008
John Ramsay	51	British	Chief Financial Officer	2007

(1) Alejandro Aruffo succeeded David Lawrence as Head of Research & Development as of October 1, 2008.

Members of the Executive Committee

Under the direction of the Chief Executive Officer, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer (CEO), the Chief Operating Officers (COO) of Crop Protection and Seeds, the Chief Financial Officer (CFO), the Head of Research & Development, the Head of Global Operations, the Head of Business Development and the Head of Legal & Taxes.

(i) Changes announced in 2008

Alejandro Aruffo has been appointed Head of Research & Development and member of the Executive Committee as of October 1, 2008. He succeeded David Lawrence, who stepped down from this function after having served Syngenta and its legacy organizations for 35 years. David Lawrence will be retiring from Syngenta in April 2009 and will be proposed for election as a new member of the Syngenta Board of Directors at the Annual General Meeting of April 21, 2009.

(ii) Chief Executive Officer

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The Chief Executive Officer in turn ensures the Executive Committee’s efficiency and effectiveness to the Chairman, the Chairman’s Committee and the Board. The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Michael Mack

Chief Executive Officer, Director and member of the Chairman’s Committee and the Corporate Responsibility Committee.

Michael Mack was Chief Operating Officer of Seeds (2004-2007) and Head of Crop Protection, NAFTA Region (2002-2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Alejandro Aruffo

Head of Research & Development.

Alejandro Aruffo was Vice President Global Pharmaceutical Development, Abbott (2005-2008), President Abbott Bioresearch Center and Vice President Abbott Immunology Research and Development (2003–2005), President Abbott Bioresearch Center and Divisional Vice President Abbott Immunology Research (2002-2003), Vice President Cardiovascular and Metabolic Disease Drug Discovery  (2001-2002) and Vice President Immunology Drug Discovery (1998-2001) for Bristol-Myers Squibb. Prior to these roles he held various positions at Bristol-Myers Squibb.

Alejandro Aruffo graduated from the University of Washington with BSc degrees in chemistry and mathematics and from Harvard University with a PhD in biophysics.

John Atkin

Chief Operating Officer Crop Protection.

John Atkin was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008 he was appointed Visiting Professor at the Institute of Research into Environmental Sustainability in Newcastle.

John Atkin graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Robert Berendes

Head of Business Development.

Robert Berendes was Head of Diverse Field Crops (2005–2006) and Head of Strategy, Planning and M&A (2002–2005) for Syngenta. Prior to this, he was a partner and co-leader of the European chemical practice at McKinsey & Company.

Robert Berendes graduated from the University of Cologne with a diploma in chemistry and has a PhD in biophysics from the Max-Planck-Institute for Biochemistry/Technical University of Munich.

Christoph Mäder

Head of Legal & Taxes and Company Secretary.

Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999–2000) and Senior Corporate Counsel of Novartis International AG (1992–1998). Christoph Mäder is Chairman of SGCI Chemie Pharma Schweiz, the association of Swiss chemical and pharmaceutical industries. He is also a member of the Executive Committee of the Board of economiesuisse, the main umbrella organization representing the Swiss economy.

Christoph Mäder graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Mark Peacock

Head of Global Operations.

Mark Peacock was previously Head of Global Supply (2003–2006) and Regional Supply Manager for Asia Pacific (2000–2003) for Syngenta. Prior to this he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties.

Mark Peacock has a degree in chemical engineering from Imperial College, London, and a masters in international management from McGill University in Montreal.

Davor Pisk

Chief Operating Officer Seeds.

Davor Pisk was Region Head Crop Protection Asia Pacific (2003-2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998-2001). Prior to 1998, he was Head of Herbicides for Zeneca (1993-1997) and General Manager of ICI Czechoslovakia (1991-1993).

Davor Pisk has a BA in Economics and Politics from Exeter University, UK, and an MA in Political Science from the University of California, USA.

John Ramsay

Chief Financial Officer.

John Ramsay was Syngenta’s Group Financial Controller from 2000 until 2007. Prior to that he was Zeneca Agrochemicals Finance Head Asia Pacific (1994–1999), Financial Controller ICI Malaysia (1990–1993) and ICI Plant Protection Regional Controller Latin America (1987–1990). Prior to joining ICI in 1984, he worked in Audit and Tax at KPMG.

John Ramsay is a Chartered Accountant and also holds an honours degree in finance and accounting.

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

Compensation, shareholdings and loans

Content and method of setting compensation and share-based awards

Members of the Board of Directors and the Executive Committee receive their cash compensation in Swiss francs. The compensation amounts presented below have been converted into US dollars using the average currency exchange rate in effect during each year reported. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Compensation policies

(i) Members of the Executive Committee including the CEO

Syngenta’s executive compensation philosophy and guidelines are based on the need to provide transparent, performance oriented and market competitive total compensation opportunities for the Executive Committee members including the Chief Executive Officer (CEO). In particular, the executive compensation policy and system is designed to:

•	Attract and retain highly qualified, globally successful senior executives to deliver the strategic plans and objectives of the Company;

•	Encourage and reward exceptional company and individual performance;

•	Provide an appropriate balance of focus between short-term and long-term performance;

•	Recognize successful leadership; and

•	Reward sustainable value creation for shareholders and stakeholders alike.

The compensation of the members of the Executive Committee and the Chief Executive Officer includes fixed and variable components such as:

•	Fixed annual base salary;

•	Performance based short-term incentive award;

•	Performance based long-term incentive award; and

•	Other market typical benefits.

The performance based incentives are measured according to the achievements of pre-defined financial indicators and personal objectives. A significant portion of the short-term and long-term incentive programs is equity based, to encourage members of the Executive Committee and the CEO to focus on the long-lasting success and growth of the Company.

Compensation is reviewed on a regular basis and is benchmarked against a set of relevant comparable companies and markets that are reviewed and selected to provide the best representation of the executive labor markets in which Syngenta competes for top talent.

(ii) Non-Executive Members of the Board

The compensation of the non-executive Directors (excluding the Chairman) consists of an annual fee paid in cash or shares, or a combination thereof. The annual fee of each Director is comprised of a basic fee for services to the Board and an additional fee for individual assignments to committees of the Board. The fees for non-executive Directors are fixed and no variable compensation is paid.

A portion of the compensation of non-executive Directors may be paid in the form of shares to focus the non-executive Directors of the Board on delivering long-term success and value creation for shareholders.

The compensation of the non-executive Chairman of the Board consists of a single fixed fee delivered in cash and blocked shares. No variable compensation and no additional fees for services to committees are paid.

Compensation for the Chairman and for non-executive Directors is set by reference to relevant markets and comparable companies.

Compensation systems

(i) Compensation systems for members of the Executive Committee and the CEO

a) Cash compensation
The annual base salary in the form of cash is a fixed element of compensation and payable on a monthly basis. Base salary is reviewed every year for adjustment to market conditions and function. In addition, the executives receive customary cash allowances for expenses, and if applicable, housing, relocation or transition as part of an international transfer.

b) Short-Term Incentive (STI)
The target value for STI is defined as a percentage of the annual base salary and is reviewed on a regular basis. However, there is no fixed portion of STI awarded. Depending on relevant performance objectives for each year it is set between zero and a maximum percentage of salary and the actual STI award is split between cash and equity. The equity portion is delivered in accordance with the terms of the Syngenta Deferred Share Plan.

c) Deferred Share Plan (DSP)
Under the DSP a fixed percentage of the STI is delivered in blocked shares or share awards. In addition, a participant may elect to allocate a further portion of the STI in blocked shares or share awards on a voluntary basis. Share awards are rights to receive shares at expiry of the blocking period.

The Compensation Committee determines the value of a deferred share at grant by reference to the market price of the Syngenta share. Shares or share awards allocated to the DSP are blocked for a period of three years.

Upon expiry of the blocking period, the Company matches the number of shares or share awards on a “one-for-one basis”. The matching is subject to continued employment with Syngenta until after the expiration of the vesting period. If retirement age is reached prior to expiration of the vesting period, the matching is accelerated.

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

Stock options: The number of stock options is determined on the basis of the LTI award portion granted in options, calculated with the Black Scholes model, a commonly accepted stock option pricing method. The exercise price of the options is set equal to the share price determined for deferred shares under the DSP at the day of grant (see paragraph c, DSP). The stock options have a term of ten or eleven years and cannot be exercised during a three-year vesting period following the date of grant. After vesting, each option gives the right to purchase one share.

RSU: The number of restricted share units granted is determined on the basis of the LTI award portion granted in RSU and the share value. The value of a RSU is set equal to the share price determined for deferred shares under the DSP (see paragraph c, DSP). After a three-year vesting period, each RSU converts into one free Syngenta share.

Both the vesting of stock options and RSU are subject to continued employment with Syngenta until after the expiration of the three-year vesting period. If retirement age is reached prior to expiration of the vesting period, vesting is accelerated.

e) Employee Share Purchase Plan (Switzerland)
All members of the Executive Committee and the CEO are eligible to participate in the Swiss Employee Share Purchase Plan. Each year, this plan gives the participants the opportunity to purchase shares up to the maximum value of CHF 5,000 at 50% of the share price. The shares are subject to a blocking period of three years.

f) Performance measures for incentive awards
Both STI and LTI awards are determined solely on the basis of pre-defined performance measures. The actual awards vary between zero and a maximum percentage of annual base salary. 70% of the STI award is based on Group financial measures and 30% on achievement of personal performance objectives specific to the role of each member of the Executive Committee. 100% of the LTI award is based on the achievement of personal performance objectives.

The relevant target values are only awarded if the Executive fully meets the performance objectives. If a certain minimum performance is not achieved, no STI or LTI is awarded. If achievements are satisfactory, or exceed the objectives set (maximum performance), the actual STI and LTI awards can currently increase up to a maximum of 200% of the STI and 150% of the LTI target percentage of annual base salary as noted above.

g) Fixed and variable compensation
Under the current framework and assuming incentives are at target or higher, the portion of variable compensation may be between the target and the maximum in line with relevant performance and exceeding of objectives. Table 1a contains the variable portion as a percentage of total compensation, or alternatively, of base salary.

Table 1a. Fixed and Variable Compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive	Maximum incentive	Target incentive	Maximum incentive
Fixed compensation(1)	40%	27%	29%	19%
Variable compensation(1)	60%	73%	71%	81%
Variable compensation(2)	150%	270%	244%	438%

(1) As a percent of total compensation (100%).
(2) Total variable incentive as a percentage of the base salary (or fixed compensation).

For example, for a member of the Executive Committee, if the fixed compensation is 100,000 then, at target incentives, variable compensation would be 150,000 or 150%. Total compensation would then be 250,000 of which 100,000 is 40% and 150,000 is 60%. At maximum incentives the fixed compensation would remain at 100,000, however, total compensation would now be 370,000 of which 100,000 is 27% and 270,000 variable compensation is 73%.

(h) Cash and equity-based compensation
Under the same framework and assumption as above, the portion of equity-based compensation may be between the target and the maximum in line with higher performance and achievements. The relevant cash and equity-based percentages of total compensation are set out in Table 1b.

Table 1b. Cash and Equity-based Compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive	Maximum incentive	Target incentive	Maximum incentive
Cash payments(1)	44%	32%	34%	25%
Equity-based awards(1)	56%	68%	66%	75%

(1) As a percent of total compensation (100%).

(ii) Compensation systems for Non-Executive Members of the Board of Directors

a) Annual fees
The annual fees for non-executive Directors (excluding the Chairman, see paragraph c, Fee for the Chairman) are comprised of a base fee for services to the Board and of additional fees for services to Board committees. The fees of these Directors are fixed with no variable compensation paid. The Compensation Committee and the Board review the compensation of non-executive Directors every year for adjustment to market conditions as deemed appropriate.

b) Portion of the fee in shares
All non-executive Directors excluding the Chairman (see paragraph c, Fee for the Chairman) are eligible for participation in the “Share plan for non-executive Directors” and may indicate their preferred portion of the annual fee to be paid in shares. In addition, the Directors may indicate a preference for shares which are blocked for five years or for free shares. However, the Compensation Committee has discretion to impose a fixed portion of shares, to change the allocation of shares or to endorse the preferred portion in shares. The Committee may exclude members from participation in the plan.

Shares are granted once a year. The grant value of a Syngenta share at grant is the market price.

c) Fee for the Chairman
The annual fee of the non-executive Chairman of the Board is fixed and no variable portion is paid. The annual fee is paid in cash and in restricted shares respectively. The value of the fixed share portion is equal to one third of the net fee after tax and social security charges. The Compensation Committee and the Board review the compensation of the Chairman every year for adjustment to market conditions as deemed appropriate.

The grant value of a Syngenta share at grant is the market price. The shares are blocked for a period of three years.

(iii) Compensation system for Executive members of the Board of Directors

Directors with executive authority (the Chief Executive Officer) participate in incentive compensation programs designed and operated for members of the Syngenta Executive Committee (see (i) Compensation systems for members of the Executive Committee and the CEO). The compensation of the CEO is paid for his executive role in the Executive Committee and is therefore disclosed under compensation for members of the Executive Committee.

Governance, authority and method of Compensation decisions

(i)  Compensation decision

The Compensation Committee consists of four independent non-executive Directors. No Committee member is cross-linked with any of the non-executive Directors of the Board or members of the Executive Committee. The CEO is a guest at the meetings of the Committee except when his own compensation is reviewed. The Chairman and the Vice Chairman do not attend the meeting when the Committee agrees on proposals to the Board with regard to their own compensation.

The Board has set out the remit and authority of the Compensation Committee in the committee charter covering also the delegation of authorities in compensation matters. Decisions on compensation and benefits for members of the Executive Committee (excluding the CEO) are made by the Compensation Committee. The Committee Chairman reports the decision of the Committee to the Board. For decisions on compensation and benefits for the CEO, the Chairman and non-executive Directors, the Committee makes recommendations to the Board as a whole, which has decision authority.

The Committee periodically reviews the compensation policies and systems applicable to members of the Executive Committee and to non-executive Directors of the Company and makes recommendations to the Board. In addition, it has responsibility for any decision affecting pension, insurance and other benefit policies and systems for members of the Executive Committee (excluding the CEO, for which the Board has responsibility). Furthermore, it has authority to make decisions in regards to any material pension or insurance plan of the Company and any shareholding and compensation program that involves the use of equity.

At the beginning of each business year the Committee approves the financial and personal measures and achievements applicable to the STI and LTI for the previous business year and approves the awards for the members of the Executive Committee with the exception of the CEO. In addition, the Committee reviews conclusions or recommendations from external consultants on base salaries and incentive award levels for the current business year. It also sets the relevant targets for incentive awards in the current year such as financial performance indicators, strategic projects, leadership qualities and personal contributions to the overall success. The financial performance measures are based on indicators such as earnings, return on investment, growth of sales and others. Where the CEO is concerned the Committee makes recommendations to the Board.

(ii)  Review of market data and practices in comparable companies

The Committee reviews base salaries and incentive levels as well as compensation practices against a set of comparable companies in Switzerland and Europe deemed to be appropriate and, periodically and selectively, against a set of companies in the USA. Data from companies in the chemical and agribusiness sector as well as other selected industries are reviewed. Every year the Committee reviews, with the external advisor, the set of comparable companies and industries for appropriateness and comparability. Pension and insurance information are reviewed periodically.

Total compensation of the Board of Directors and the Executive Committee is competitively positioned with regard to comparable companies.

The market data for each role in the Executive Committee and for the CEO is supplied by the external compensation expert who provides also market information on compensation for the Chairman and other non-executive Directors.

The Board and the Compensation Committee currently consult with Towers Perrin on compensation policy matters and other relevant market information. From time to time, as required, other third party compensation specialists are consulted.

Accrual principle and limitations

The “accrual basis” is applied to all elements of compensation including STI and LTI awards. They are disclosed in accordance with the year for which they are paid. The STI and LTI awards in this 2008 report relate to performance and results in 2008, that will be paid in 2009 or later. This is in line with the accrual principle as recommended by relevant guidelines. The number of equity units to be granted for 2008 will be determined after the editorial deadline of this report, therefore the numbers of shares, RSU and options are not included.

The adoption of the accrual principle for incentive awards is a significant change compared to the previous report for the year 2007. The disclosure of awards for 2007 was not possible at the time of publishing the 2007 report, because the relevant STI and LTI awards were only determined after the closing of the business year and the announcement of the 2007 annual results in 2008. The STI and LTI awards disclosed in the previous 2007 report are those awarded in 2007 for the business year 2006 on an actual basis.

In Tables 4 and 5 of this report, the disclosure of compensation in 2007 is set out on the basis of the accrual principle and includes the incentive awards for 2007 paid in 2008. This is in addition to the actual basis for 2007. As a result the disclosures for 2008 and 2007 are aligned.

The shares that will be allocated to the DSP in 2009 will be matched in 2012 provided the vesting condition is met. The same value as determined for the deferral of shares in 2009 was used to determine the value of the expected matching of shares in 2012. The shares allocated in 2008 (for the year 2007) will be matched in 2011 and the principle as above was applied to the expected future value of these shares.

Some exceptions to the “accrual principle” apply to personal tax services that the Company paid in the disclosed business year. Tax compliance services typically lag behind the compensation paid by one or more years.

Compensation for Members of the Board of Directors in 2008

(i)  Non-Executive Directors

The non-executive Directors (excluding the Chairman) received their annual fee in cash or partly in shares. Shares are freely tradable or have been blocked for five years. Non-executive Directors did not receive any benefits in kind.

The Chairman received a portion of his compensation in cash and a mandatory portion in restricted shares. Shares have been blocked for three years. In addition, certain other benefits were provided to the Chairman. The compensation and benefits received by each non-executive member of the Board of Directors are set out in Table 2a.

Table 2a. Compensation of non-executive Directors in 2008

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/cash(1)	Total annual fee/benefits received	Company social security cost	Total annual cost
Martin Taylor	1,714,424	–	415,206	–	1,676	1,676	194,796	2,324,426	–	2,324,426
Peggy Bruzelius	268,519	–	–	–	–	–	–	268,519	54,613	323,132
Peter Doyle	56,782	170,347	–	548	–	548	–	227,129	–	227,129
Rupert Gasser	324,074	–	–	–	–	–	–	324,074	16,496	340,570
Pierre Landolt(2)	11,791	219,772	–	707	–	707	–	231,563	11,931	243,494
Peter Thompson	149,074	64,035	–	206	–	206	–	213,109	–	213,109
Jacques Vincent	50,980	152,939	–	492	–	492	–	203,919	–	203,919
Rolf Watter	63,889	–	149,209	–	480	480	–	213,098	9,356	222,454
Felix A. Weber	250,000	–	–	–	–	–	–	250,000	12,874	262,874
Jürg Witmer	222,222	55,642	–	179	–	179	–	277,864	14,298	292,162
Total	3,111,755	662,735	564,415	2,132	2,156	4,288	194,796	4,533,701	119,568	4,653,269

(1) Housing, commuting and tax services, including refund of relevant tax (cash).
(2) According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee.

Table 2b. Compensation of non-executive Directors in 2007

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/cash(1)	Total annual fee/benefits received	Company social security cost	Total annual cost
Martin Taylor	1,442,346	–	349,321	–	1,815	1,815	149,864	1,941,531	–	1,941,531
Peggy Bruzelius	216,667	–	–	–	–	–	–	216,667	60,710	277,377
Peter Doyle	45,865	137,595	–	703	–	703	–	183,460	–	183,460
Rupert Gasser	291,667	–	–	–	–	–	–	291,667	14,846	306,513
Pierre Landolt(2)	9,336	99,624	99,624	509	509	1,018	–	208,584	9,447	218,031
Peter Thompson	191,667	–	–	–	–	–	–	191,667	–	191,667
Jacques Vincent	45,865	137,595	–	703	–	703	–	183,460	–	183,460
Rolf Watter	115,000	–	76,724	–	392	392	–	191,724	8,557	200,281
Felix A. Weber	255,000	–	28,380	–	145	145	–	283,380	13,500	296,880
Jürg Witmer	116,667	–	50,106	–	256	256	–	166,773	7,465	174,238
Total	2,730,080	374,814	604,155	1,915	3,117	5,032	149,864	3,858,913	114,525	3,973,438

(1) Housing, commuting and tax services, including refund of relevant tax (cash).
(2) According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee.

The Chief Executive Officer (CEO) is an executive member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of total compensation for members of the Executive Committee (see Tables 4 and 5).

(ii)  Compensation to former Directors

In 2008, no compensation was paid to any former Directors. The following Table 3 presents contractual payments made in 2007 to Heinz Imhof, the former Chairman of the Board, up to his early retirement in 2007.

Table 3. Compensation to former Directors

Compensation element	Number of units	Value USD
Fixed compensation in cash		437,500
STI compensation cash(1)		1,050,000
Insurance, pension benefits		167,241
Total compensation		1,654,741
Company social security cost		87,454

Compensation related to earlier years
DSP matching shares(2)	18,612	3,539,322
Company social security cost		426,162

(1)	Short-term incentive in cash, paid in 2007 for 2006 and 2007 due to retirement.
(2)	Matching shares, granted in 2007 for 2003, and for other earlier years due to retirement.

The payments made in 2008 to the former CEO, Michael Pragnell, are set out under “Compensation for members of the Executive Committee”. No other compensation to former non-executive or executive Directors was paid in 2008.

Compensation for members of the Executive Committee in 2008

(i)  Members of the Executive Committee

All members of the Executive Committee in 2008, an aggregate number of nine people including the CEO, received salaries, incentives and other elements including benefits in kind. The nine members of the Executive Committee include David Lawrence and his successor Alejandro Aruffo as of October 1, 2008. The totals set out in Table 4 include the actual compensation paid to these two members on a prorated basis.

The CEO’s compensation is also reported under “Highest compensation for a member of the Executive Committee”.

Table 4. Compensation for members of the Executive Committee (a total of 9 people in 2008)

	Number of units					Value
Compensation elements	2008	2007	(2)	2007	(1)	2008	2007	(2)	2007	(1)
Fixed compensation in cash						5,342,611	5,914,251		5,914,251
Allowances in cash						1,081,222	632,969		632,969
STI compensation in cash(3)						1,875,044	2,744,639		1,498,588
Incentives received in cash(4)						651,875	3,355,839		1,882,385
Total compensation in cash						8,950,752	12,647,698		9,928,192
DSP deferred shares(5)		8,445		10,749		4,278,556	2,121,807		2,030,665
DSP matching shares(6)		8,445		9,736		4,278,556	2,121,807		2,037,311
LTI options(7)(8)		24,706		44,565		2,335,637	1,488,331		1,953,433
LTI RSU grant(9)		5,926		10,343		2,335,637	1,448,908		2,151,983
ESPP shares	168	114		114		16,022	12,445		12,445
Special grant(10)	6,000	–		–		1,776,389	–		–
Insurance, pension costs						1,389,216	986,499		986,499
Benefits in kind(11)						252,494	209,651		209,651
Total compensation						25,613,258	21,37146		19,310,179
Company social security cost						746,214	451,023		609,313

Compensation related to earlier years
STI/LTI compensation paid in 2008 for 2007(2)		see 2007(2)					see 2007(2)
DSP matching shares(12)	12,156	51,293		51,293		3,252,856	10,420,211		10,420,211
DSP matching ADS(13)	10,189	13,153		13,153		564,710	491,328		491,328
Company social security cost						607,175	828,055		828,055

Notes refer to 2008 unless other years are indicated.
(1)	Compensation in 2007 disclosed in accordance with the actual principle, as per the 2007 report.
(2)	Compensation in 2007 revised, disclosed in accordance with the accrual principle as set out in the 2008 report.
(3)	Short-term incentive in cash, payable in 2009 for 2008.
(4)	Incentives paid in cash for 2007 and 2008 to executives retiring from work.
(5)	Short-term incentive in deferred shares, to be granted in 2009 for 2008, (the number of shares is not determined at the time of producing this report).
(6)	Actual value of DSP matching, shares to be granted in 2012, (the number of shares is not determined at the time of producing this report).
(7)	Long-term incentive in options, to be granted in 2009 for 2008, (the number of options is not determined at the time of producing this report).
(8)	Compensation in 2007, long-term incentive in options, granted in 2008 for 2007, exercise price 301.50.
(9)	Long-term incentive in RSU, to be granted in 2009 for 2008, (the number of RSU is not determined at the time of producing this report).
(10)	Contractual grant to compensate for equity forfeited from previous employer.
(11)	Value of housing, commuting, relocation, education and tax services.
(12)	Matching shares, granted in 2008 for 2004.
(13)	Matching ADS (American Depositary Shares), granted in 2008 for 2004.

The variance in compensation between the years 2007 and 2008 is partly the result of a different group of executives. During 2007 three executives retired and one resigned. Respective successors assumed these functions.

(ii)  Highest compensation for a member of the Executive Committee

Among the members of the Executive Committee, Michael Mack, Chief Executive Officer, received the highest compensation in cash, incentives and benefits. The individual compensation elements are shown in Table 5.

Michael Mack assumed the position of CEO on January 1, 2008 (2007, Michael Pragnell CEO).

Table 5. Highest compensation for a member of the Executive Committee (2008 Michael Mack, CEO; 2007 Michael Pragnell, CEO)

	Number of units					Value
Compensation element	2008	2007	(2)	2007	(1)	2008	2007	(2)	2007	(1)
Fixed compensation in cash						1,157,411	2,004,167		2,004,167
Allowances in cash						137,585	186,341		186,341
Incentive compensation in cash(3),(4)						359,259	4,738,775		218,750
Total compensation in cash						1,654,255	6,929,283		2,409,258
DSP deferred shares(5)		–		4,632		1,437,037	–		875,062
DSP matching shares(6)		–		4,632		1,437,037	–		1,073,080
LTI options(7)		–		19,962		810,185	–		875,001
LTI RSU(8)		–		4,632		810,185	–		1,073,080
ESPP shares	24	–		–		2,289	–		–
Insurance, pension costs and benefits in kind(9)						323,669	111,534		111,534
Total compensation						6,474,657	7,040,817		6,417,015
Company social security cost						155,465	–		–

Compensation related to earlier years
DSP matching shares(10)	–	25,560		25,560			5,558,547		5,558,547
DSP matching ADS(11)	10,189	–		–		564,710	–		–
Company social security cost	–	–		–		63,285	–		–

Notes refer to 2008 unless other years are indicated.
(1)	Compensation in 2007 disclosed in accordance with the actual principle, as per the 2007 report.
(2)	Compensation in 2007 revised, disclosed in accordance with the accrual principle as set out in the 2008 report.
(3)	Short-term incentive in cash, payable in 2009 for 2008.
(4)	Compensation in 2007, incentive awards paid in cash due to retirement at the end of 2007.
(5)	Short-term incentive in deferred shares, to be granted in 2009 for 2008, (the number of shares is not determined at the time of producing this report).
(6)	Actual value of DSP matching, shares to be granted in 2012, (the number of shares is not determined at the time of producing this report).
(7)	Long-term incentive in options, to be granted in 2009 for 2008, (the number of options is not determined at the time of producing this report).
(8)	Long-term incentive in RSU, to be granted in 2009 for 2008, (the number of RSU is not determined at the time of producing this report).
(9)	Value of funding pension and insurance plans, and cost for tax services (2007 tax services and commuting).
(10)	2007 matching shares, granted in 2007 for 2003 (and for other earlier years at retirement).
(11)	Matching ADS, granted in 2008 for 2004.

(iii)	Compensation to former members of the Executive Committee

In view of his retirement in 2009, David Lawrence stepped down from the Executive Committee with effect from September 30, 2008. Until the actual retirement date he is retained for special functions and is compensated accordingly.

In 2008, incentive awards for the financial year 2007 were paid to Michael Pragnell, the former CEO. He retired from the company with effect from December 31, 2007 and received the incentive awards for 2007 based on financial and personal performance that was determined after the closing of the year-end results in early 2008. He received all incentive awards in cash. The compensation paid to Michael Pragnell in 2008 is set out in the revised compensation 2007 in accordance with the accrual principle (see Tables 4 and 5). Post employment services were paid in 2008 and are disclosed in Table 6.

In 2007, no compensation was paid to former members of the Executive Committee. Members of the Executive Committee who left their office during 2007 due to retirement or termination are disclosed in Table 4, Compensation for members of the Executive Committee.

Table 6. Compensation to former members of the Executive Committee

	Number of units		Value
Compensation elements	2008	2007	2008	2007
Fixed compensation in cash(1)			153,936	–
STI/LTI compensation cash(2)			352,188	–
ESPP shares	24	–	2,289	–
Total compensation		–	508,413	–
Pension and insurance, benefits(3),(4)			125,782	–
Company social security cost			73,655	–
(1)	David Lawrence October 1, 2008 – December 31, 2008.
(2)	STI LTI awards 2008, paid 2009 in cash in view of retirement of David Lawrence.
(3)	David Lawrence 2008, including post employment tax and other services in 2008 to executives retiring from work in 2007.
(4)	Including cash compensation for tax and other charges on benefits in kind.

Holding of shares and options

(i)  Shares

a) Non-Executive Directors
At December 31, 2008, the aggregate number of registered shares and American Depositary Shares (ADS) of Syngenta AG held by the Chairman and nine non-executive Directors including the shares held by related parties*, is set out in Table 7.

Table 7. Holding of shares of non-executive Directors at December 31, 2008

	Free shares		Restricted shares		% voting rights
Non-executive Directors	2008	2007	2008	2007	2008	2007
Martin Taylor	680	–	5,555	4,559	< 0.1%	< 0.1%
Peggy Bruzelius	2,464	2,464	–	–	< 0.1%	< 0.1%
Peter Doyle	3,322	2,774	–	–	< 0.1%	< 0.1%
Rupert Gasser	2,996	1,496	–	–	< 0.1%	< 0.1%
Pierre Landolt(1)	3,362	3,155	509	509	< 0.1%	< 0.1%
Peter Thompson(2)	402	196	–	–	< 0.1%	< 0.1%
Jacques Vincent	2,171	1,679	–	–	< 0.1%	< 0.1%
Rolf Watter	2,177	1,477	1,068	588	< 0.1%	< 0.1%
Felix A. Weber	23	23	562	562	< 0.1%	< 0.1%
Jürg Witmer	2,300	2,000	549	549	< 0.1%	< 0.1%
Total non-executive Directors’ shares	19,897	15,264	8,243	6,767	< 0.1%	< 0.1%
Total shares			28,140	22,031	< 0.1%	< 0.1%

	Free ADS		Restricted ADS
	2008	2007	2008	2007
Peter Thompson ADS(2)	7,000	5,000	–	–	< 0.1%	< 0.1%
Total non-executive Directors’ ADS	7,000	5,000	–	–	< 0.1%	< 0.1%
(1)	According to Pierre Landolt and the Sandoz Family Foundation, of the total amounts, 3,021 shares were held by the Foundation at December 31, 2008 and 2,314 were held at December 31, 2007.
(2)	Peter Thompson holds shares and ADS.

*Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

b) Members of the Executive Committee
At December 31, 2008, the aggregate number of registered shares and ADS of Syngenta AG held by the active members of the Executive Committee including the CEO (a total of eight people), and including related parties*, is set out in Table 8a.

The numbers of vested shares for each individual include free shares and blocked shares to which voting rights are attached. The unvested shares are shown separately by category including unconverted share awards, unmatched shares and restricted share units (RSU).

Table 8a. Holding of shares by members of the Executive Committee at December 31, 2008

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Free	Restricted	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Active members
Michael Mack(1)	35	5,420	< 0.1%	–	5,354	4,087	14,896
Alejandro Aruffo(2)	–	24	< 0.1%	–	–	6,000	6,024
John Atkin	21,471	66	< 0.1%	6,560	6,560	4,775	39,432
Robert Berendes	35	1,288	< 0.1%	290	1,559	2,007	5,179
Christoph Mäder	3,903	2,825	< 0.1%	–	2,759	2,666	12,153
Mark Peacock	2,180	66	< 0.1%	1,966	1,966	1,674	7,852
Davor Pisk(3)	1,626	476	< 0.1%	907	1,359	1,395	5,763
John Ramsay	2,086	1,720	< 0.1%	745	2,399	1,826	8,776
Total Executive Committee shares	31,336	11,885	< 0.1%	10,468	21,956	24,430	100,075
Michael Mack ADS(1)	34,463	–	–	–	–	–
Total Executive Committee ADS	34,463	–	–	–	–	–	–
(1)	Michael Mack holds shares and ADS.
(2)	Alejandro Aruffo succeeded David Lawrence on October 1, 2008.
(3)	Davor Pisk succeeded Michael Mack in the role of COO Seeds effective January 1, 2008.

Table 8b. Holding of shares by members of the Executive Committee at December 31, 2007

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Free	Restricted	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Active members
Michael Pragnell	45,991	58	< 0.1%	–	–	–	46,049
John Atkin	12,632	77	< 0.1%	9,004	9,004	6,085	36,802
Robert Berendes	–	390	< 0.1%	939	1,275	2,167	4,771
David Lawrence	1,415	58	< 0.1%	3,509	3,509	2,911	11,402
Michael Mack(1)	–	3,779	< 0.1%	–	3,702	2,967	10,448
Christoph Mäder	4,421	4,111	< 0.1%	–	4,034	3,391	15,957
Mark Peacock	108	77	< 0.1%	1,525	1,525	1,664	4,899
John Ramsay	42	689	< 0.1%	1,955	2,567	2,174	7,427
Total Executive Committee shares	64,609	9,239	< 0.1%	16,932	25,616	21,359	137,755
Michael Mack ADS(1)	–	–	–	10,189	10,189	14,085	34,463
Total Executive Committee ADS	–	–	–	10,189	10,189	14,085	34,463
(1) Michael Mack holds shares and ADS.

* Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

(ii)  Options

a) Non-Executive Directors
At December 31, 2008, the aggregate number of options on shares or ADS of Syngenta AG held by the Chairman and nine non-executive Directors, including related parties*, is set out in Table 9a. Options granted between 2000 and 2005 are all vested. After 2005 no options were granted.

Table 9a. Holding of options by non-executive Directors at December 31, 2008

Year of allocation	2005	2004	2004	2003	2002	2000	2000
Underlying equity	Share	ADS	Share	Share	Share	ADS	Share
Term (years)	11	10	11	11	10	10	10
Exercise period (years)	8	7	8	8	7	7	7
Option: share/ADS ratio	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1
Exercise price	CHF127.38	USD 14.53	CHF 89.30	CHF 59.70	CHF 98.00	USD 8.68	CHF 76.50
Vesting status	All vested
Options held at December 31, 2008:
Non-executive Directors
Martin Taylor	1,312	–	1,281	1,061	685	–	–
Peggy Bruzelius	–	–	–	–	–	–	–
Peter Doyle	942	–	1,025	1,061	685	–	–
Rupert Gasser	808	–	1,025	531	–	–	–
Pierre Landolt(1)	3,532	–	4,484	2,652	1,713	–	2,500
Peter Thompson	1,363	6,560	–	2,652	1,713	12,500	–
Jacques Vincent	–	–	–	–	–	–	–
Rolf Watter	1,682	–	–	–	–	–	–
Felix A. Weber	1,615	–	2,050	2,121	3,425	–	–
Jürg Witmer	–	–	–	–	–	–	–
Totals by grant year	11,254	6,560	9,865	10,078	8,221	12,500	2,500
Total options on shares	41,918
Total options on ADS	19,060

(1) According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation.

*Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

Table 9b. Holding of options by non-executive Directors at December 31, 2007

Year of allocation	2005	2004	2004	2003	2002	2000	2000
Underlying equity	Share	ADS	Share	Share	Share	ADS	Share
Term (years)	11	10	11	11	10	10	10
Exercise period (years)	8	7	8	8	7	7	7
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 127.38	USD 14.53	CHF 89.30	CHF 59.70	CHF 98.00	USD 8.68	CHF 76.50
Vesting status	Unvested	Vested
Options held at December 31, 2007:
Non-executive Directors
Martin Taylor	1,312	–	1,281	1,061	685	–	–
Peggy Bruzelius	–	–	–	–	–	–	–
Peter Doyle	942	–	1,025	1,061	685	–	–
Rupert Gasser	808	–	1,025	531	–	–	–
Pierre Landolt(1)	3,532	–	4,484	2,652	1,713	–	2,500
Peter Thompson	1,363	6,560	–	2,652	1,713	12,500	–
Jacques Vincent	–	–	–	–	–	–	–
Rolf Watter	1,682	–	2,135	–	–	–	–
Felix A. Weber	1,615	–	2,050	2,121	3,425	–	–
Jürg Witmer	–	–	–	–	–	–	–
Totals by grant year	11,254	6,560	12,000	10,078	8,221	12,500	2,500

Total vested options on shares	32,799
Total unvested options on shares	11,254
Total options on shares	44,053
Total options on ADS (all vested)	19,060

(1) According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation.

b) Members of the Executive Committee
At December 31, 2008, the aggregate number of options on shares or ADS of Syngenta AG held by the active members of the Executive Committee and the CEO (a total of eight people), including related parties*, is set out in Table 10a. Options granted between 2000 and 2005 are all vested. Options granted in 2006 and later will vest in 2009 and later years.

Table 10a. Holding of options by members of the Executive Committee at December 31, 2008

Year of allocation(1)	2008	2007	2006	2005	2005	2004	2003
Underlying equity	Share	Share	Share	ADS	Share	Share	Share
Term (years)	10	10	10	10	11	11	11
Exercise period (years)	7	7	7	7	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF301.50	CHF226.70	CHF185.00	USD 21.30	CHF127.38	CHF 89.30	CHF 59.70
Vesting status	Unvested				Vested
Options held as of December 31, 2008:
Members of the Executive Committee
Michael Mack(2)	4,669	6,075	7,077	47,319	–	–	–
Alejandro Aruffo(3)	–	–	–	–	–	–	–
John Atkin	5,292	6,930	8,625	–	–	–	–
Robert Berendes	3,362	2,369	2,959	–	4,138	4,048	–
Christoph Mäder(4)	2,739	3,993	4,915	–	5,920	–	–
Mark Peacock	2,988	2,023	2,212	–	3,028	–	–
Davor Pisk(5)	1,666	2,360	2,031	–	3,502	–	–
John Ramsay	2,431	2,453	3,059	–	3,986	–	–
Totals by grant year	23,147	26,203	30,878	47,319	20,574	4,048	–

Total vested options on shares	24,622
Total unvested options on shares	80,228
Total options on shares (vested and unvested)	104,850
Total options on ADS (all vested)	47,319

(1)	All options granted in 2003 and earlier years under the Company option plan have been exercised.
(2)	Michael Mack holds options on shares and ADS.
(3)	Alejandro Aruffo replaced David Lawrence on October 1, 2008.
(4)	Christoph Mäder holds in addition 42 warrants (exercise price CHF 53.40) on Syngenta shares from the time of the merger.
(5)	Davor Pisk succeeded Michael Mack in the role of COO Seeds effective January 1, 2008.

*Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary.

Table 10b. Holding of options by members of the Executive Committee at December 31, 2007

Year of allocation(1)	2007	2006	2005	2005	2004	2003
Underlying equity	Share	Share	ADS	Share	Share	Share
Term (years)	10	10	10	11	11	11
Exercise period (years)	7	7	7	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 226.70	CHF 185.00	USD 21.30	CHF 127.38	CHF 89.30	CHF 59.70
Vesting status	Unvested			Vested
Options held at December 31, 2007:
Members of the Executive Committee
Michael Pragnell	19,962	23,219	–	30,273	–	–
John Atkin	6,930	8,625	–	11,050	–	–
Robert Berendes	2,369	2,959	–	4,138	4,048	–
David Lawrence	3,213	4,214	–	5,298	2,761	6,703
Michael Mack	6,075	7,077	47,319	–	–	–
Christoph Mäder(2)	3,993	4,915	–	5,920	–	–
Mark Peacock	2,023	2,212	–	3,028	–	–
John Ramsay	2,453	3,059	–	3,986	–	–
Totals by grant year	47,018	56,280	47,319	63,693	6,809	6,703

Total vested options on shares	13,512
Total unvested options on shares	166,991
Total options on shares (vested and unvested)	180,503
Total options on ADS (all unvested)	47,319

(1)	All options granted in 2002 and earlier years under the Company option plan have been exercised.
(2)	Christoph Mäder holds in addition 30 warrants (exercise price CHF 72.22) and 42 warrants (exercise price CHF 53.40) on Syngenta shares from the time of the merger.

Contractual provisions, loans, additional benefits

(i)  Notice periods and contract periods

The notice periods for members of the Executive Committee and the Chief Executive Officer are in accordance with market practice. All contracts with members of the Executive Committee and the CEO are subject to notice periods of 12 months.

The agreements with the non-executive Directors are not subject to notice periods. In principle they end tacitly at expiry of the Directors’ term of office.

(ii)  Change of control clauses

The employment contracts of members of the Executive Committee and the agreement with the CEO do not have any change of control clauses.

The Company has agreed with the non-executive Chairman that, in the event of a change in control, a fee for a period of 12 months would be payable to him.

(iii)  Termination agreements

Contracts or any agreements with members of the Executive Committee or the Board of Directors do not contain any termination payments (“parachute” or “handshake” or similar arrangements) with regard to severance or other events of termination.

(iv)  Severance payments

During 2008, no severance payments were made to former Directors or members of the Executive Committee.

(v)  Credits, loans

In 2008, there were no loans or credits granted to active or former Directors or members of the Executive Committee, or parties related to them and, at December 31, 2008, there are no such loans or credits outstanding.

(vi)  Liabilities due to third parties

In 2008, there were no guarantees, pledges, collateral, promises or other forms of liabilities entered into with third parties to the benefit of non-executive Directors or members of the Executive Committee, or parties related to them, and at December 31, 2008, there are no such liabilities outstanding.

(vii)  Waiver of claims

In 2008 no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled, and at December 31, 2008, no such items are outstanding.

(viii)  Payments for additional work

In 2008, no compensation was paid to any active Director or member or the Executive Committee for other services provided, and as of December 31, 2008, no such payment is outstanding.

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

Employees of Syngenta

Year 2008

Syngenta had approximately 24,100 permanent employees as of December 31, 2008.  Approximately 21% of these were in NAFTA, 15% in Latin America, 17% in Asia Pacific and the remaining 47% in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2008 was approximately as follows:

Production	41%
Research and development	18%
Marketing and distribution	29%
Administration and general overhead	12%

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

Management shareholders

The aggregate amount of Syngenta shares held by current Directors and the members of the Executive Committee as of December 31, 2008, based on information available to the Company is 0.1% of all outstanding shares.  None of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Capital Group Companies, Inc. disclosed on February 28, 2008, that its holding in the share capital of Syngenta AG exceeded on February 27, 2008 the notifiable threshold value of 3%. Capital Group Companies’ holding amounts to 3,386,325 shares, corresponding to 3.36% of share capital, of Syngenta AG. Syngenta published this disclosure in the Swiss Commercial Gazette, in accordance with the Swiss Stock Exchange Act.

Janus Capital Management LLC reported on July 1, 2008, that its holding in the share capital of Syngenta AG declined to below the notifiable threshold value of 5% required by the US Securities and Exchange Commission to 4.81% on April 10, 2008.  On October 10, 2008, Janus Capital Management LLC reported that its shareholding declined further to below the threshold value of 3% required by the SIX Swiss Stock Exchange to 2.64% of Syngenta’s share capital on October 9, 2008.  Syngenta published both disclosures upon their receipt as required by the Swiss Stock Exchange Act.

The Growth Fund of America, Inc. reported on January 6, 2009, that its holding in the share capital of Syngenta AG exceeded on January 5, 2009 the notifiable threshold value of 3%.  The holding of The Growth Fund of America amounts to 4,783,112 shares, corresponding to 4.94% of Syngenta’s share capital. Syngenta published this disclosure as required by the Swiss Stock Exchange Act.

The above major shareholders have the same voting rights as Syngenta’s other shareholders provided they are in compliance with the regulations of the Articles of Incorporation (article 5) and the related special provisions concerning nominee registrations.

As of January 31, 2009, Syngenta AG held 3,921,916 treasury shares corresponding to 4.05% of the share capital. In accordance with Article 659a of the Swiss Code of Obligations, the Company, however, cannot exercise the voting rights relating to these shares.

To its knowledge, the Company as of February 18, 2009 is not owned or controlled, directly or indirectly, by another corporation, by any government or by any other natural or legal person, severally or jointly.  As of January 31, 2009, 39,041,505 ADSs of Syngenta AG, corresponding to 8.06% of share capital, and 4,776,049 Ordinary Shares of Syngenta AG, corresponding to 4.92% of share capital, were held by 2,267 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Notes 14 and 24 to the consolidated financial statements in Item 18.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. Syngenta succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court. A case management conference has yet to be scheduled. On September 30, 2008, a related lawsuit (Syngenta Crop Protection, Inc. v INA, et al.) was filed by Syngenta in the Superior Court of the State of New Jersey seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the potential damages in the Holiday Shores case are covered under the legacy policies and that the insurers are obligated to indemnify and defend Syngenta.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has secured debt of between US$15 million and US$22 million and unsecured debt of US$6 million outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001. At the request of Agroatar, on June 5, 2008 the judge ordered the closing of the evidentiary stage and the filing of closing arguments by the parties in the agrochemicals lawsuit. The evidentiary stage in the seeds lawsuit is pending but close to completion. Both lawsuits were formally stayed until September 8, 2008 to facilitate settlement negotiations; an informal extension of this stay has been agreed between counsel instructed by the parties but will expire in February 2009. Judgment in the court of the first instance in relation to both lawsuits is currently expected at earliest in 2009.

During 2008, the following cases were settled that had been reported as contingencies in 2007: Greens Bayou/Port of Houston, Shah and Lundquist ‘880 and ‘863 Patent Cases, Lundquist ‘798 Patent Case, Missouri Roundup Ready Soybean Branding Case, Delaware Antitrust Case/Monsanto and Golden Harvest Seeds v. Monsanto.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Revenue drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine is to be qualified as raw material (Syngenta’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 18 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. There are three decisions favorable to Syngenta at the first level courts thus far. Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million; US$7 million equivalent at December 31, 2008). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to BRL 22 million plus interest, with the combined total including interest being approximately BRL 31 million at December 31, 2008 (US$13 million equivalent at December 31, 2008).

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, Syngenta believes that its consolidated financial position should not be materially affected, although there can be no assurances in this regard.

Dividends and Dividend Policy

The Board expects to recommend the distribution of future returns to shareholders, the actual level of which will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments.  Future returns will be in the form of a dividend.  However, all distributions to shareholders proposed by the Board require the approval of the shareholders of the Company in a General Meeting of Shareholders.  Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs.  The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York Mellon, which converts the CHF amount into US dollars for distribution to such holders.  The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At the Annual General Meeting of Shareholders on April 22, 2008, it was decided to pay a Dividend of CHF 4.80 per share. At the 2009 Annual General Meeting of Shareholders to be held on April 21, 2009, the Board will propose a dividend payment of CHF 6.00 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”.  For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9 — THE OFFER AND LISTING

Markets

Trading Markets and Price Ranges

Syngenta’s shares are listed in Switzerland on the SIX Swiss Exchange. The principal trading market for Syngenta’s shares is the SWX Europe, formerly virt-x, a virtual exchange created by, among others, the SIX Swiss Exchange. Syngenta’s shares are also listed and traded on the New York Stock Exchange (in the form of ADSs).

The information presented in the tables below represent, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on the SIX Swiss Exchange

	Price per Share in CHF
	High	Low
Annual Highs and Lows
2004	122.50	79.72
2005	163.50	115.48
2006	234.40	146.93
2007	292.00	212.04
2008	342.50	162.90

Quarterly Highs and Lows
2007
First Quarter	237.51	212.04
Second Quarter	244.34	217.49
Third Quarter	259.00	212.90
Fourth Quarter	292.00	247.40

2008
First Quarter	315.00	246.70
Second Quarter	342.50	283.00
Third Quarter	327.50	235.00
Fourth Quarter	227.70	162.90
Monthly Highs and Lows for most recent six months
2008
August September	300.25 294.00	277.50 235.00
October	227.70	162.90
November	223.90	180.80
December	215.10	191.80

2009
January	237.50	212.80

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2004	21.40	13.16
2005	24.91	19.28
2006	38.41	24.06
2007	52.06	34.68
2008	66.59	27.60

Quarterly Highs and Lows
2007
First Quarter	38.36	34.68
Second Quarter	40.82	35.75
Third Quarter	44.06	35.13
Fourth Quarter	52.06	42.19

2008
First Quarter	58.88	47.24
Second Quarter	66.59	56.82
Third Quarter	63.99	41.49
Fourth Quarter	40.39	27.60

Monthly Highs and Lows for most recent six months
2008
August	57.27	50.60
September October	51.46 40.39	41.49 27.60
November	37.87	28.25
December	39.84	31.91

2009
January	42.48	36.90

(1)	One ADS represents one-fifth of one common share of the Company.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 9,691,485.70, divided into 96,914,857 registered shares with a nominal value of CHF 0.10 each.  All of the Syngenta shares have been issued in registered form and are fully paid.

A shareholder may at any time request that Syngenta confirm the number of registered shares recorded in Syngenta’s share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

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

Shareholders’ Meetings

Under Swiss law, an annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year.  Shareholders’ meetings may be convened by the Board of Directors or, in exceptional circumstances, by the statutory auditors.  The Board of Directors is further required to convene an extraordinary shareholders’ meeting if resolved by an annual shareholders’ meeting or if requested by shareholders who are representing in the aggregate not less than 10% of the share capital of Syngenta.  Shareholders holding Syngenta shares with a nominal value of at least CHF 10,000 (i.e. 100,000 shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting.  A shareholders’ meeting is convened by way of notice appearing once in an official publication, as determined by Swiss law or otherwise designated by the Board at least 20 days prior to such meeting.  Registered shareholders may also be informed by mail.

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

At Syngenta’s shareholders’ meetings, shareholders may only be represented by a legal representative, by another shareholder entitled to vote based on a written proxy, proxies designated in agreements with or regulations relating to nominees, by an appointed representative of the corporate body of Syngenta (Organvertreter), the independent proxy (unabhängiger Stimmrechtsvertreter) or an assignee of proxy votes for deposited shares (Depotvertreter).  Votes are taken on a show of hands or by electronic voting unless the shareholders’ resolve to have a ballot or the chairman of the meeting orders such ballot.

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

The terms of office for each member of the Board of Directors shall not exceed three years (a year within the meaning of this provision is the interval between two annual shareholders’ meetings).  The term of office shall be determined for each member at the occasion of his or her election.  The several terms of office shall be coordinated so that in each year approximately one-third of all members of the Board of Directors shall be subject to re-election or election.

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

Debt Instruments

Please refer to Notes 16 and 18 to the consolidated financial statements in Item 18 for a description of material contracts pertaining to Syngenta’s current financial debt.

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

The material separation agreements are outlined below:

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

The Tax Deed between AstraZeneca and Syngenta allocates AstraZeneca’s and Syngenta’s responsibilities for certain tax matters.  AstraZeneca retained all tax liabilities arising out of or connected to the remaining AstraZeneca businesses (excluding Zeneca agrochemicals) and the reorganization of the AstraZeneca group for the purpose of separating Zeneca agrochemicals, except for certain events as described in the Tax Deed.  Syngenta has assumed and will be responsible for all tax liabilities arising out of or connected to Zeneca agrochemicals business or a Syngenta-related event as described in the Tax Deed.  The Deed also provides for the management of tax affairs and dispute resolution.

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

Taxation

This taxation summary addresses the material Swiss and United States tax consequences to shareholders in connection with the acquisition and disposition of Syngenta shares or ADSs.  This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors.  This summary also assumes that Syngenta’s business will be conducted in the manner outlined in this annual report.  Changes in Syngenta’s organizational structure or the manner in which it conducts its business may invalidate this summary.  The laws upon which this summary is based are subject to change, perhaps with retroactive effect.  A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws.  Prospective investors should consult their tax advisors regarding the particular personal tax consequences of their acquiring, owning and disposing of shares or ADSs.

Switzerland

The following is a summary of certain material tax considerations relevant to the acquisition and disposition of the Syngenta shares under Swiss tax laws.  The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor.  This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. For purposes of the laws of Switzerland and the United States-Switzerland tax treaty, ADS holders will be treated as holders of the underlying Syngenta shares.  The following summary does not address the tax consequences to holders that hold 20% or more of Syngenta’s shares.

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35%.  The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration.  A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax.

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

Non-resident recipients.  The recipient of a taxable distribution from Syngenta who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a partial or even a full refund of the withholding tax if either the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland or the bilateral treaty between Switzerland and the European Community regarding measures equivalent to the parent subsidiary directive is applicable and the further conditions of the respective treaty are met.  Holders of Syngenta shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country.  Holders of Syngenta shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding the procedures for claiming a refund of the withholding tax.

As of January 1, 2009, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Latvia	Serbia and Montenegro
Argentina	Germany	Lithuania	Singapore
Armenia	Greece	Luxembourg	Slovakia
Australia	Hungary	Macedonia	Slovenia
Austria	Iceland	Malaysia	South Africa
Azerbaijan	India	Mexico	Spain
Belgium	Indonesia	Moldova	Sri Lanka
Belarus	Iran	Mongolia	Sweden
Bulgaria	Ireland	Morocco	Thailand
Canada	Israel	Netherlands	Trinidad and Tobago
China	Italy	New Zealand	Tunisia
Croatia	Ivory Coast	Norway	Ukraine
Czech Republic	Jamaica	Pakistan	United Kingdom
Denmark	Japan	Philippines	United States
Ecuador	Kazakhstan	Poland	Uzbekistan
Egypt	Kyrgyzstan	Portugal	Vietnam
Estonia	Kuwait	Romania	Venezuela
Finland	Republic of Korea	Russia

Double tax treaties with Algeria, Bangladesh, Chile, Columbia, Ghana, Malta and Turkey have been concluded; however, these treaties are not yet ratified.

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

The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips.  The form should be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

Stamp Tax upon Transfer of Securities (Umsatzabgabe)

The transfer of the Syngenta shares, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax in the amount of half of 0.15% of the sales proceeds for the seller if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

United States

The following discussion is a summary of the material United States federal income tax considerations relevant to the ownership by United States Holders described below of Syngenta shares or Syngenta ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to acquire such securities.  For purposes of this discussion, “United States Holders” are beneficial owners of Syngenta shares or Syngenta ADSs that, for United States federal income tax purposes are (i) United States citizens or residents, (ii) corporations, or other entities taxable as corporations, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source.  In general, if you are the beneficial owner of Syngenta ADSs, you will be treated, for United States federal income tax purposes, as the beneficial owner of the Syngenta shares represented by those ADSs.  Accordingly, no gain or loss will be recognized if you exchange Syngenta ADSs for the Syngenta shares.

The United States Treasury has expressed concerns that parties to whom American depositary shares, are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Swiss withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law.  Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms.  Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2008. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

Distributions

A distribution received by a United States Holder in respect of Syngenta shares or Syngenta ADSs other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).  Because Syngenta does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to United States Holders as dividends.

United States Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income.  Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate United States Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15%, provided that certain holding period and other requirements are met.  The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations under the Code.  Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

Taxable dividends paid in Swiss or other foreign currency will be included in a United States Holder’s gross income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received by the United States Holder, in the case of Syngenta shares, or by the depositary, in the case of Syngenta ADSs, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, US holders should not be required to recognize foreign currency gain or loss in respect of the dividend income.  United States Holders may have foreign currency gain or loss if any such Swiss or foreign currency is converted into US dollars after the date of receipt.  United States Holders should consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such Swiss or other foreign currency is not converted into US dollars on the date of receipt.

Subject to certain conditions and limitations under United States federal income tax law, and subject to the discussion above regarding concerns expressed by the US Treasury, a United States Holder will be eligible to claim a foreign tax credit for Swiss withholding taxes imposed at the rate provided by the Treaty on distributions by Syngenta in respect of its Syngenta shares or Syngenta ADSs.  Swiss taxes withheld in excess of a rate provided in the Treaty will not be eligible for credit against a United States Holder’s federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In lieu of claiming a foreign tax credit, a United States Holder may choose to deduct such Swiss withholding taxes in computing its United States federal taxable income (but only if such holder does not elect to claim a foreign tax credit in respect to any foreign income taxes paid or incurred for the taxable year). The United States federal income tax rules relating to foreign tax credits are extremely complex.  United States Holders should consult their own tax advisors concerning the availability of foreign tax credits based upon their particular situations.

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADSs, a United States Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States Holder’s tax basis in the Syngenta shares or Syngenta ADSs.  Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the Syngenta shares or Syngenta ADSs for more than one year at the time of disposition.  A long-term capital gain of a non-corporate US Holder is generally taxed at a maximum rate of 15 percent.  The deduction of capital losses is subject to certain limitations under the Code.  Any gain recognized by a United States Holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADSs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

Backup Withholding and Information Reporting

Information reporting requirements may apply to a United States Holder with respect to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADSs.  Backup withholding may apply to these payments if the United States Holder fails to furnish its correct taxpayer identification number and certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.  Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The global nature of Syngenta’s business exposes it to a range of financial and operating risks. The financial risks predominantly arise from changes in foreign exchange rates, interest rates and commodity prices (i.e. market risk). In addition, Syngenta is also exposed to credit risk (both customer and supplier) and liquidity risk. A financial risk management framework is in place to mitigate, where appropriate, any negative impact this may have on the US dollar reported consolidated financial statements. Since formation, Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar. The risk framework comprises a Treasury policy, approved by the Board of Directors, which is binding on all affiliates where Syngenta has management control.

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

The Group Treasury policy sets financial risk limits, which take into account the risk appetite for the Group and, as part of the risk management activity, Syngenta enters into derivative financial instruments to ensure that set limits are not breached.

Details of the Group’s derivative positions as at December 31, 2008 are set out in Note 27 to the consolidated financial statements in Item 18.

The notional amounts and fair values of open derivative instruments by risks being hedged at December 31, 2008 are presented in section 27.10 of Note 27 to the consolidated financial statements in Item 18.

Foreign Exchange Risks – Explanation and Risk Sensitivity Analysis

Syngenta uses the US dollars as its reporting currency and, because it operates in many different countries around the world, is exposed to foreign exchange movements in a wide range of currencies. To manage this exposure, Syngenta enters into various contracts, such as forward contracts and options, which represent agreements to exchange a defined amount in one currency for an amount in another currency at a defined exchange rate on a defined settlement date in the future. These contracts change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions.

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

The split of sales and operating costs by currency for the years 2008, 2007 and 2006 was as follows:

	Sales in %			Operating costs in %
Currency	2008	2007	2006	2008	2007	2006
US dollar	36	38	36	36	35	33
Euro	21	21	22	20	18	19
Swiss franc	1	1	1	14	15	19
British pound sterling	3	3	2	7	9	11
Other	39	37	39	23	23	18
Total	100	100	100	100	100	100

Sales in Brazil and Argentina are based in US dollars from an economic substance perspective. The portions of these countries’ sales that are denominated in US dollars are included in the US dollar percentages in the table above while the portions denominated in local currencies are included in Other. Other also includes over 45 other currencies, none of which individually accounts for more than 10% of total sales or total operating costs.

Financial Risk Assessment

The residual risk exposure after hedging is assessed using a variety of “Value-at-Risk” (VaR) –based methods. The exact method selected depends on the underlying risk. All VaR approaches try to recognize that holding different assets/liabilities or future cash flow exposures may actually reduce portfolio risk through the de-correlation benefits of diversification. This benefit is captured within the calculation and thus aims to holistically present portfolio risk.

Syngenta uses four different approaches to measure exposure to market risk:

1.	VaR Variance-Covariance method as introduced by the RiskMetrics Group
2.	Earnings-at-Risk (EaR) Monte Carlo method – a variant of VaR
3.	Earnings-at-Risk (EaR) Historical Simulation method
4.	Modified Duration method

The particular method selected is dependent on the data distribution characteristics for the risk exposure being measured.

Syngenta categorizes the management of currencies into transaction risk – uncommitted, transaction risk – committed and translation risk.

Transaction Risk – Uncommitted

Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges significant mismatches in currency flows for a 12-month benchmark horizon using options and forward contracts to reduce operating income volatility. The approach is designed to hedge the year on year earnings transaction risk for the main currencies. The transactional flows and derivative financial instruments required to operate the program are analyzed on an ongoing basis. The remaining currency exposures are closely monitored and additional protection can, with appropriate authorization, be purchased.

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges. At December 31, 2008, the total potential adverse movement for 2009 net transactional flows after hedges relative to year-end spot levels, at a 95% confidence level, was US$122 million (December 31, 2007: US$40 million).

From the Earnings-at-Risk perspective, the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

Transaction Risk – Committed

Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to foreign affiliates. They are normally fully hedged and are in the majority of cases managed by the use of forward contracts. Only in cases approved by Group Treasury where hedging products are of limited availability or are too expensive, are committed foreign currency exposures not hedged. Net committed transactional currency exposures are determined by identification and monthly reporting by business units.

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2008 taking into account related currency hedges. At December 31, 2008, the total 30-day Value-at-risk, after hedges, at a 95% confidence level was US$38 million (December 31, 2007: US$5 million).

The largest currency exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

Translation Risk

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta.

The translation exposure is, where appropriate, hedged by the use of non-US dollar denominated debt and, in exceptional circumstances, foreign exchange forward contracts. The latter focuses on risk reduction for monetary items.

Translation risk can be significant, however Syngenta believes over the longer-term mean reversion tendency of currencies reduces the risk to acceptable levels. The Syngenta equity base is also deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

At December 31, 2008, the total 30-day Value-at-Risk, after hedges, at a 95% confidence level was US$154 million (December 31, 2007: US$79 million).

The majority of the translation risk is again driven by the large investments and operations in Switzerland and the UK. During 2008, part of the net investment in the UK subsidiaries was repaid to the parent entities through reduction of capital. This caused a substantial shift in VaR from the British pound to the Swiss franc compared to 2007.

Interest Rate Risk

Syngenta is exposed to fluctuations in interest rates on its borrowings. While most of the long-term debt raised in the capital markets is kept at a fixed rate, a part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. Syngenta’s policies allow entering into derivative transactions to manage the Group’s sensitivity to interest rate movements arising from its financial assets and liabilities.

Other Price Risk

Commodity price fluctuations also affect parts of Syngenta’s business. Syngenta has exposure to hard commodities (such as oil and natural gas) and to soft commodity prices (such as soybean and corn). Operating in the agribusiness sector also exposes Syngenta to crop prices in general and these affect reported operating results.

Syngenta uses both fixed price contracts and derivative hedging instruments to reduce the impact of year on year commodity price changes on profit. Over the Counter (OTC) and exchange traded instruments are used, including commodity option, forward and exchange traded futures contracts.

The hard commodity exposure is related to direct natural gas usage in the US and UK. The hedging program in place for this exposure reduces the net EaR at December 31, 2008 to US$2 million (December 31, 2007: US$7 million).

In addition, the group has an indirect exposure to oil that is not included in the table below. The associated operating income volatility is managed by an oil hedging program. At December 31, 2008, approximately 1.6 million barrels of hedge protection was in place for 2009, which reduces the overall EaR from oil exposure by US$25 million (December 31 2007: US$18 million).

The soft commodity EaR is driven by the high volatility compared to other asset classes.  The hedging program in place for this exposure reduces the overall 12 month EaR at December 31, 2008 to US$43 million (December 31, 2007: US$29 million).

Risk Calculation Summary Table (Net Impact)

(US$ million)	Time Horizon (Months)	December 31, 2008	December 31, 2007
Foreign Exchange Risks:
Transaction Risk uncommitted – Earnings-at-Risk	12	122	40
Transaction Risk committed – Value-at-Risk	1	38	5
Translation Risk – Value-at-Risk	1	154	79
Other Price Risks – Earnings-at-Risk	12	45	36

For further disclosures regarding quantitative and qualitative market risk information, please see Note 27 to the consolidated financial statements in Item 18.

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2008, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

b.
Syngenta’s Board of Directors and Management are responsible for establishing and maintaining adequate internal control over financial reporting.  Management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008.  In making this assessment, it used the criteria established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment Management has concluded that, as of December 31, 2008, Syngenta’s internal control over financial reporting is effective based on those criteria.

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

Ernst & Young AG, Switzerland, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group’s internal control over financial reporting which is included in this annual report.

c.	See the report of Ernst & Young AG, an independent registered public accounting firm, included under Item 18 on page F-1.

d.
There have been no changes in Syngenta’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of four non-executive directors: Peggy Bruzelius, Pierre Landolt, Peter Thompson and Rolf Watter.  Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfy certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert.  Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee.  A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report.  During 2008, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2007 and 2008.  The following table presents information concerning fees paid to EY in each of those years.

(in million US$)	2007	2008
Audit fees(1)	9	10
Audit-related fees(2)	0	1
Tax fees(3)	1	0
All other fees(4)	0	0

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

All of the services provided by EY in 2007 and 2008 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased		Average Price Paid per Share (US$)(1)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
January-08						3,275,653
February-08 (8 Feb – 29 Feb)	489,508		275.42		489,508	2,786,145
March-08 (4 Mar – 20 Mar)	342,000		277.68		342,000	2,444,145
April-08 (29 Apr – 30 Apr)	75,000		312.03		75,000	2,369,145
May-08 (5 May – 30 May)	465,000	(3)	304.80		315,000	2,054,145
June-08 (2 Jun – 6 Jun)	150,000	(3)	310.50			2,054,145
July-08 (25 Jul – 31 Jul)	255,000		291.06		255,000	1,799,145
August-08 (4 Aug – 12 Aug)	264,000		277.17		264,000	1,535,145
September-08						1,535,145
October-08 (24 Oct – 30 Oct)	242,500		158.41		242,500	1,292,645
November-08 (3 Nov – 27 Nov)	276,000		177.38		276,000	1,016,645
December-08 (1 Dec – 3 Dec)	56,000		166.22		56,000	960,645
Total	2,615,008		262.11	(4)	2,315,008	960,645

(1)	Amounts shown reflect the conversion of the applicable CHF amount into US$ based on month-end CHF/US$ exchange rates.

(2)
In April 2006, at the Annual General Meeting (AGM) of shareholders, the shareholders confirmed the continuation of the repurchase program initiated in 2004 by approving the repurchase of up to 10 per cent of Syngenta’s total share capital. For this purpose, a new second trading line for open market repurchases was opened on May 30, 2006, valid for a period of three years. The share repurchase program was completed on December 30, 2008. The total number of shares repurchased from January 1, 2006 through December 30, 2008 was 9,443,711, which represents 9.08% of the outstanding shares at the time of the authorization of the program in 2006.

(3)	300,000 shares were purchased on the open market to cover future exposure arising from employee option and share participation plans.

(4)	Reflects the weighted-average price paid per share (US$) during 2008.

ITEM 16G — CORPORATE GOVERNANCE

As permitted by section 303A.00 of the NYSE Listed Company Manual, Syngenta’s corporate governance practices differ from those of domestic companies in the following ways.  In accordance with Swiss company law, equity-based compensation plans are not approved by shareholders but by the Board of Directors.  In addition, as mentioned above in Item 16D, Syngenta’s external auditors are elected by the shareholders at the Shareholders’ meeting (instead of by the audit committee). Finally, Syngenta does not have a separate nominating/corporate governance committee.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 4, 2009, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG*
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee.
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG**
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG**
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC**
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG**
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company**
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.**
4.7	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG**
4.8	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG**
4.9	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited**
4.10	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited**
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited**
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited**
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited**
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited**
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)**
4.17	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG**
4.18	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG**
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited**
4.20
Revolving Credit Agreement dated July 20, 2006 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Banco Santander Central Hispano S.A., Bank Austria Creditanstalt AG, Bank of America, N.A., Citibank NA, London, Credit Suisse, Deutsche Bank Luxembourg S.A., HSBC Bank plc and UBS Limited as Mandated Lead Arrangers, and the financial institutions set forth in Schedule 1 thereto***

4.21
Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein****

4.22	Syngenta AG Executive Stock Option Plan - 10*****
4.23	Syngenta Deferred Share Plan (Share Awards)*****

*	Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523)
**	Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222)
***	Exhibit incorporated by reference to Annual Report on Form 20-F filed March 7, 2007 (File No. 001-15152)
****	Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640)
*****	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101794)

Exhibit Number	Description of Document
4.24	Syngenta Corporation Employee Stock Purchase Plan‡
4.25	Syngenta Share Plan for Non-Executive Directors‡‡
8.1	Subsidiaries of Syngenta AG‡‡‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm

‡	Exhibit incorporated by reference to Registration Statement on Form S-8 filed May 12, 2005 (File No. 333-124836)

‡‡	Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 19, 2005 (File No. 333-130440)

‡‡‡	The subsidiaries of Syngenta are set forth in Item 4 on page 27 of this annual report

‡‡‡‡	Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack	By:	/s/ John Ramsay
	Name: Michael Mack		Name: John Ramsay
	Title: Chief Executive Officer		Title: Chief Financial Officer

Dated: February 18, 2009

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2008. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Syngenta AG and subsidiaries and our report dated February 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland
February 4, 2009

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland
February 4, 2009

Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2008, 2007 and 2006)

(US$ million, except share and per share amounts)	Notes	2008	2007	2006
Sales	4,5	11,624	9,240	8,046
Cost of goods sold		(5,713)	(4,669)	(3,982)
Gross profit		5,911	4,571	4,064
Marketing and distribution		(2,039)	(1,638)	(1,470)
Research and development		(969)	(830)	(796)
General and administrative		(849)	(604)	(668)
Restructuring and impairment excluding divestment gains	6	(198)	(156)	(307)
Divestment gains	6	2	121	6
Restructuring and impairment	6	(196)	(35)	(301)
Operating income		1,858	1,464	829
Income/(loss) from associates and joint ventures		3	(3)	(11)
Interest income		104	94	88
Interest expense		(149)	(134)	(141)
Other financial expense		(16)	(18)	(18)
Currency gains/(losses), net		(108)	16	51
Financial expense, net		(169)	(42)	(20)
Income before taxes		1,692	1,419	798
Income tax expense	7	(307)	(308)	(161)
Profit for the period		1,385	1,111	637
Attributable to:
Syngenta AG shareholders	8	1,385	1,109	634
Minority interests		–	2	3
Profit for the period		1,385	1,111	637
Basic earnings per share	8	14.75	11.56	6.46
Diluted earnings per share	8	14.63	11.42	6.35
Weighted average number of shares:
Basic		93,916,415	95,973,958	98,165,298
Diluted		94,696,762	97,143,368	99,876,180

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Financial Statements

Consolidated Balance Sheet
(at December 31, 2008 and 2007)

(US$ million)	Notes	2008	2007 (reclassified)(1)
Assets
Current assets
Cash and cash equivalents		803	503
Trade receivables, net	9	2,311	2,386
Other accounts receivable	9	479	516
Inventories	11	3,456	2,647
Financial and other current assets	10	571	432
Total current assets		7,620	6,484
Non-current assets
Property, plant and equipment	12	2,188	2,138
Intangible assets	13	3,083	2,790
Deferred tax assets	7	514	639
Financial and other non-current assets	14	1,179	1,229
Total non-current assets		6,964	6,796
Total assets		14,584	13,280
Liabilities and equity
Current liabilities
Trade accounts payable	15	(2,240)	(1,895)
Current financial debts	16	(211)	(399)
Income taxes payable		(322)	(512)
Other current liabilities	17	(1,291)	(849)
Provisions	19	(170)	(223)
Total current liabilities		(4,234)	(3,878)
Non-current financial debts and other non-current liabilities	18	(2,869)	(1,773)
Deferred tax liabilities	7	(659)	(622)
Provisions	19	(921)	(966)
Total non-current liabilities		(4,449)	(3,361)
Total liabilities		(8,683)	(7,239)
Shareholders’ equity
Issued share capital: 2008: 96,914,857 ordinary shares (2007: 100,763,267 ordinary shares)	20	(6)	(6)
Retained earnings		(3,165)	(2,748)
Reserves		(3,458)	(4,098)
Treasury shares: 3,953,617 ordinary shares (2007: 6,051,032 ordinary shares)	20	745	830
Total shareholders’ equity		(5,884)	(6,022)
Minority interests		(17)	(19)
Total equity		(5,901)	(6,041)
Total liabilities and equity		(14,584)	(13,280)

The accompanying notes form an integral part of the consolidated financial statements.

(1) 2007 comparative amounts have been reclassified in order to present derivative financial assets and liabilities as current or non-current based on their contractual maturity dates. US$199 million of derivative assets and US$47 million of derivative liabilities have been reclassified from current to non-current. Also, certain balance sheet line items have been combined, both within the current assets section and the non-current assets section of the consolidated balance sheet, in order to improve the clarity of presentation including US $13 million of assets held for sale that were previously reported separately from current assets. The line items which are no longer disclosed separately on the face of the consolidated balance sheet are now disclosed separately in the relevant footnote.

Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2008, 2007 and 2006)

(US$ million)	Notes	2008	2007 (1)	2006 (1)
Income before taxes		1,692	1,419	798
Reversal of non-cash items	21	973	725	859
Cash (paid)/received in respect of:
Interest and other financial receipts		199	98	214
Interest and other financial payments		(150)	(253)	(242)
Income taxes		(283)	(192)	(167)
Restructuring costs	6,19	(140)	(214)	(173)
Contributions to pension plans, excluding restructuring costs	19	(113)	(124)	(150)
Other provisions	19	(108)	(99)	(75)
Cash flow before change in net current assets		2,070	1,360	1,064
Change in net current assets:
Change in inventories		(982)	(146)	(6)
Change in trade and other accounts receivable and other net current assets		(291)	(317)	81
Change in trade and other accounts payable		669	271	(211)
Cash flow from operating activities		1,466	1,168	928
Additions to property, plant and equipment	12	(444)	(317)	(217)
Proceeds from disposals of property, plant and equipment		29	193	69
Purchases of intangible assets	13	(118)	(53)	(47)
Purchases of investments in associates and other financial assets		(70)	(43)	(31)
Proceeds from disposals of financial assets		42	26	55
Net cash flows from (purchases)/disposals of marketable securities		97	(2)	(97)
Business acquisitions (net of cash acquired)	3	(139)	(108)	(143)
Acquisitions of minority interests	3	(5)	(64)	–
Cash flow used for investing activities		(608)	(368)	(411)
Increases in third party interest-bearing debt		986	298	656
Repayments of third party interest-bearing debt		(378)	(116)	(376)
Sales of treasury shares and options over own shares		70	66	72
Purchases of treasury shares		(683)	(728)	(629)
Distributions paid to shareholders		(452)	(301)	(264)
Cash flow used for financing activities		(457)	(781)	(541)
Net effect of currency translation on cash and cash equivalents		(101)	39	11
Net change in cash and cash equivalents		300	58	(13)
Cash and cash equivalents at the beginning of the year		503	445	458
Cash and cash equivalents at the end of the year		803	503	445

At December 31, 2008, cash equivalents totalled US$469 million (2007: US$164 million).

The accompanying notes form an integral part of the consolidated financial statements.

1 The presentation of the consolidated cash flow statement has been changed from prior years to improve clarity, with disclosure on the face of the statement of the changes in the components of net current assets while details of non-cash items within cash flow from operating activities are now presented in Note 21.

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity
(for the years ended December 31, 2008, 2007 and 2006)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity	Minority interest	Total equity
January 1, 2008	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041
Profit for the period						1,385	1,385		1,385
Gains/(losses) recognized directly in equity on:
Available-for-sale financial assets				9			9		9
Derivatives designated as hedges				(34)			(34)		(34)
Income taxes on gains/(losses) recognized directly in equity				(34)		8	(26)		(26)
Currency translation effects					(444)		(444)	1	(443)
Total recognized gains/(losses)	–	–	–	(59)	(444)	1,393	890	1	891
Share based compensation			41			79	120		120
Dividends paid						(450)	(450)	(2)	(452)
Share repurchases			(683)				(683)		(683)
Cancellation of treasury shares		(143)	727		6	(590)	–		–
Income taxes on share based compensation						(19)	(19)		(19)
Other						4	4	(1)	3
December 31, 2008	6	3,577	(745)	(213)	94	3,165	5,884	17	5,901

The accompanying notes form an integral part of the consolidated financial statements.

In 2008, a dividend of Swiss francs (“CHF”) 4.80 (US$4.76) per share was paid in respect of 2007.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

The Board of Directors recommends a dividend payment of CHF 6.00 per share (equivalent to US$5.67 per share translated at the December 31, 2008 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 21, 2009.

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity continued
(for the years ended December 31, 2008, 2007 and 2006)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity	Minority interest	Total equity
January 1, 2007	142	3,834	(784)	(6)	334	2,146	5,666	28	5,694
Profit for the period						1,109	1,109	2	1,111
Gains/(losses) recognized directly in equity on:
Available-for-sale financial assets				(47)			(47)		(47)
Derivatives designated as hedges				(108)			(108)		(108)
Income taxes on gains/(losses) recognized directly in equity				7		64	71		71
Currency translation effects					252		252	3	255
Total recognized gains/(losses)	–	–	–	(148)	252	1,173	1,277	5	1,282
Share based compensation			53			55	108		108
Capital reduction	(131)	7			(47)		(171)		(171)
Dividends paid						(128)	(128)	(2)	(130)
Share repurchase			(728)				(728)		(728)
Cancellation of treasury shares	(5)	(121)	629		(7)	(496)	–		–
Other						(2)	(2)	(12)	(14)
December 31, 2007	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041

The accompanying notes form an integral part of the consolidated financial statements.

In 2007, a dividend of CHF 1.60 (US$1.32) per share was paid and a distribution of CHF 2.20 (US$1.78) per share was paid as a par value reduction of share capital in respect of 2006.

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity continued
(for the years ended December 31, 2008, 2007 and 2006)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity	Minority interest	Total equity
January 1, 2006	353	3,910	(473)	29	41	1,543	5,403	28	5,431
Profit for the period						634	634	3	637
Gains/(losses) recognized directly in equity on:
Available-for-sale financial assets				39			39		39
Derivatives designated as hedges				(88)			(88)		(88)
Income taxes on gains/(losses) recognized directly in equity				14		38	52		52
Currency translation effects					401		401	1	402
Total recognized gains/(losses)	–	–	–	(35)	401	672	1,038	4	1,042
Share based compensation			68			51	119		119
Capital reduction	(203)	9			(66)		(260)		(260)
Dividends paid								(4)	(4)
Share repurchase			(629)			(5)	(634)		(634)
Cancellation of treasury shares	(8)	(85)	250		(42)	(115)	–		–
December 31, 2006	142	3,834	(784)	(6)	334	2,146	5,666	28	5,694

The accompanying notes form an integral part of the consolidated financial statements.

In 2006, a distribution of CHF 3.30 (US$2.68) per share was paid as a par value reduction of share capital in respect of 2005.

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity continued
(for the years ended December 31, 2008, 2007 and 2006)

Fair value reserves include the cash flow hedge reserve and the fair value reserve for available-for-sale financial instruments.

The following summarizes the movements on the cash flow hedge reserve:

(US$ million)	2008	2007	2006
January 1	(165)	(58)	12
Gains/(losses) recognized in equity during the period	105	(88)	(95)
(Gains)/losses removed from equity and reported in profit for the period	(139)	(20)	7
Deferred tax	(33)	1	18
December 31	(232)	(165)	(58)

The following summarizes the movements on the fair value reserve for available-for-sale financial instruments:

(US$ million)	2008	2007	2006
January 1	11	52	17
Gains/(losses) recognized in equity during the period	9	(47)	39
Deferred tax	(1)	6	(4)
December 31	19	11	52

See Note 27 for further information.

Notes to the Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for items which IFRS requires to be measured at fair value, principally derivative financial instruments and available-for-sale financial assets.

Scope of consolidation
The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures.

The consolidated financial statements are presented in United States dollars (“US$”, “USD” or “US dollars”) as this is the major currency in which revenues are denominated. The functional currency of Syngenta AG is Swiss francs (“CHF”).

Syngenta has global, integrated risk management processes. Within the scope of these processes, the Board of Directors of Syngenta AG evaluates the risks once a year in accordance with article 663 paragraph 12b of the Swiss Code of Obligations and discusses if any corresponding actions are necessary.

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

Derivative financial assets and liabilities have been classified as current or non-current based on their contractual maturity dates as this is more comparable to the presentation followed by most preparers of financial statements. US$199 million of derivative financial assets and US$47 million of derivative financial liabilities at December 31, 2007 have been reclassified from current to non-current.

Syngenta has adopted the following new or revised Accounting Standards in these consolidated financial statements, with the following effect:

•
IFRIC 14, “IAS 19 – the Limit on a Defined Benefit Asset, Minimum funding Requirements and their Interaction” gives additional guidance on how the limit should be calculated and requires minimum funding commitments of future periods to be recognized as a liability at the current balance sheet date if contribution payments will not result in economic benefits to the employer. Adoption of IFRIC 14 had no material effect on the consolidated financial statements.

•	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”. Adoption of the amendments had no effect on the consolidated financial statements.

The following new or revised accounting standards and interpretations have not yet been adopted by Syngenta:

“Vesting Conditions and Cancellations”, an amendment to IFRS 2 “Share Based Payment”, was issued in January 2008. The amendment requires accelerated recognition of share based payment expense if an employee cancels an award by deciding not to meet a condition unrelated to service, such as a requirement to contribute to the exercise price of an option. The amendment will be mandatory for Syngenta with effect from January 1, 2009. Syngenta does not believe that adopting the amendment will have a material effect on its financial statements.

IFRS 3 (revised) and IAS 27 (revised) were issued in January 2008, and change several aspects of the definitions of and accounting treatment for business combinations and divestments. These include requirements for the acquirer: to expense direct acquisition costs as incurred; to revalue to fair value any interest it already has in the acquired company at the date on which it takes control, and record the resulting gain or loss in profit or loss; to record in profit or loss adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the acquirer’s interest but do not affect control; on divesting control, to revalue any retained shareholding in the divested company at fair value and record the resulting gain or loss in profit or loss; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. The changes mentioned above will be mandatory for any business combination transactions which Syngenta completes on or after January 1, 2010.

2. Accounting policies continued

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

IAS 23, “Borrowing Costs” was revised in March 2007 and requires borrowing costs attributable to assets which take a substantial period of time to get ready for their intended use, to be capitalized as part of the cost of the related assets. IAS 23 (revised March 2007) will be mandatory for Syngenta with effect from January 1, 2009. As permitted by IAS 23 (revised) Syngenta intends to apply the revised standard prospectively to expenditure on qualifying assets incurred on or after January 1, 2009. The effect of IAS 23 (revised) on the consolidated financial statements in 2009 will depend on the exact amount and timing of expenditure on property, plant and equipment under construction and software under development, and on the interest rates which apply to Syngenta’s borrowings. These are subject to change, but the pre-tax amount of borrowing costs capitalized in 2009 is not currently expected to exceed US$25 million.

IFRIC 13, “Customer loyalty programmes” was issued in June 2007, and requires loyalty award credits granted to customers as part of a sales transaction to be accounted for as a component of the related sale. In accordance with IFRIC 13, awards supplied by Syngenta would be recognized as revenue when the customer redeems the credits. Awards supplied by a third party would be recognized as revenue when the third party becomes obliged to supply the awards if Syngenta is an agent for the third party, and when Syngenta has performed its obligations to the customer if Syngenta is a principal. Various customer loyalty programs are offered throughout the Syngenta group. IFRIC 13 will be mandatory for Syngenta with effect from January 1, 2009. Syngenta does not believe that adoption of IFRIC 13 will have a material effect on its consolidated financial statements.

Amendments to IAS 32 & IAS 1, “Puttable Financial Instruments and Obligations arising on Liquidation”, was issued in February 2008, and changes the definitions of liabilities and equity instruments so that puttable instruments and instruments containing an obligation in the event of liquidation of the reporting entity will be classified as equity instruments. The amendments are mandatory for Syngenta with effect from January 1, 2009. Syngenta has currently issued no instruments the classification of which would be affected by the amendments.

“Improvements to IFRSs” was issued in May 2008 and amends various IFRSs pursuant to the IASB’s ‘annual improvements’ process. The amendments are mandatory for Syngenta with effect from January 1, 2009. One amendment to IAS 41, “Agriculture”, changes the method of determining fair value less costs to sell of biological assets by removing the requirement to exclude the effect of future biological transformation from their fair value. This is relevant to the Flowers business within Syngenta’s Seeds segment. Adopting this amendment is not expected to have a material effect on Syngenta’s consolidated financial statements.

Amendments to IAS 39 “Eligible Hedged Items”, was issued in July 2008, and changes the application guidance for hedge accounting relationship designation requirements where only part of the risks associated with an exposure are hedged, and the guidance for separating the time value and the intrinsic value of an option for hedge effectiveness testing. The amendments will be mandatory for Syngenta with effect from January 1, 2010. Syngenta is currently assessing the impact of the amendments on its consolidated financial statements.

IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”, was issued in October 2008, and provides additional guidance on the nature and amount of the risk eligible for hedge accounting designation in a hedge of an entity’s net investment in a foreign operation, the amount of the hedging gain or loss to be recycled into profit or loss on disposal of the net investment and where in a group the hedging instrument can be held in order to be able to apply hedge accounting. IFRIC 16 will be mandatory for Syngenta with effect from January 1, 2009. Prospective application is required. Syngenta does not believe that adoption of IFRIC 16 will have any effect on the accounting treatment of any current Syngenta hedge transactions.

IFRIC 17, “Distributions of Non-cash assets to Owners”, was issued in November 2008. IFRIC 17 requires: a liability to be recognized for such distributions, measured at the fair value of the assets to be distributed; the assets to be distributed to be accounted for at the lower of their carrying amount and their fair value in accordance with IFRS 5; and any difference between the recorded amounts of the liability and the related assets to be recognized in profit or loss when the distribution is made. IFRIC 17 will apply to Syngenta with effect from January 1, 2010 and would impact its consolidated financial statements only if such a transaction were to occur.

Future changes in IFRS
IFRS are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised standards, as yet unpublished, on financial instruments, provisions, employee benefits, revenue recognition, leases, income taxes and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

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

2. Accounting policies continued

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has between 20% and 50% of voting power. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both associates and joint ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s share of the total recognized gains and losses of associates and joint ventures and of their net assets, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate is recognized as goodwill, within the same line as the underlying investment.

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

If the value of the net assets acquired exceeds the cost of acquisition, the excess is immediately recognized as a gain in profit or loss at the acquisition date. If Syngenta has a non-controlling equity ownership interest in the acquired business at the date it takes control, the corresponding share of any increase in the values of the net assets between the original purchase of that interest and the date Syngenta takes control is recorded as a revaluation within shareholders’ equity.

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

With certain exceptions, each Syngenta subsidiary uses its local currency as its functional currency.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into functional currency at the foreign exchange rate prevailing at the date of the transaction. Foreign currency transactions are translated to the relevant functional currency at the exchange rate prevailing at the date of the transaction. With the exception of unrealized gains or losses related to equity loans, and hedging arrangements for which reserve accounting is permitted under IAS 39, all resulting foreign exchange transaction gains and losses are recognized in the local income statements. Equity loans are intercompany monetary items which form part of Syngenta’s net investment in the borrowing subsidiary.

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

Revenue
Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually on delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sale contract. Syngenta uses a variety of terms in its international business. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms.

In certain markets, sales terms allow customers to exchange purchased products at a later date for other Syngenta products of their choice, to the same value. Revenue is recognized on delivery of the original products, and is reduced by a provision for products expected to be exchanged. This provision is released, and the corresponding revenue is recorded, when the substitute products are delivered.

In certain markets, sales terms allow customers the option of a one time, non-repeatable extension of credit, for a defined additional period, in respect of a defined proportion of purchases made during a defined period, if the customers still have the inventories on hand upon expiration of the initial agreed credit period. Customers have no right to return these inventories, and must pay unconditionally when the additional credit period expires. In accordance with IAS 18, revenue for these sales is recognized on product delivery.

2. Accounting policies continued

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

Bill and hold sales are sales contracts which, at customers’ request, transfer legal title of inventories to customers before the inventories leave Syngenta’s warehouse. Bill and hold sales are recognized as revenue when legal title is transferred, on condition that it is probable that delivery will be made, the inventories are ready for delivery, are physically segregated from unsold inventories, the customer has specifically acknowledged deferred delivery instructions and usual payment terms apply.

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

Cash rebates and discounts granted to customers are classified as a reduction of revenue. The cost of loyalty programs, which entitle customers to free or discounted third party products or services if they meet conditions linked to purchases of Syngenta products, is generally classified as a reduction in revenue. The cost of Syngenta products supplied free of charge to customers is classified as cost of goods sold. Amounts paid to customers that are not linked to sales transactions, such as payments for specific services provided to Syngenta by the customer, are classified as expenses of the appropriate function, generally marketing and distribution. Syngenta records liabilities for loyalty programs when the related sales are made. Liabilities associated with loyalty programs are classified within trade accounts payable.

Research and development
Research and development expenses are charged to the income statement when incurred. Syngenta considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs.

Costs of purchasing distribution rights, patent rights and licenses to use or sell products, or technology or registration data are capitalized as intangible assets if it is probable that Syngenta will obtain future economic benefits from them. Costs of applying for patents for internally developed products, costs of defending existing patents and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

Income taxes
Income taxes for the year comprise current and deferred tax, using rates enacted or substantively enacted at the balance sheet date.

Current tax is the expected tax payable on the taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized based on the balance sheet liability method and thus is calculated on temporary differences between the tax bases of assets and liabilities and their respective carrying amounts in the financial statements.

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

Deferred tax on share based compensation awards is based on the tax deduction, if any, which would be obtained if the Syngenta AG share price at the period end was the tax base for the award. Deferred tax on unvested awards is recognized ratably over the vesting period. Deferred tax on awards already vested is recognized immediately. Any income tax benefits recorded in the income statement are limited to the tax effect of the related cumulative pre-tax compensation expense recorded. The total tax benefit on an award may exceed this amount in some circumstances. The excess tax benefit is considered by IFRS to be the result of a transaction with shareholders rather than with employees, and is recorded within shareholders’ equity.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments, which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

2. Accounting policies continued

Trade and other accounts receivable
The reported values represent the invoiced amounts, less adjustments for doubtful receivables. Adjustments for doubtful receivables are calculated by reviewing individual receivable balances, taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectability. Receivable balances are written off only when there is no realistic prospect of any further collections.

In certain markets, factoring is within the normal course of business. Factoring arrangements which transfer to a third party substantially all the economic risks and rewards associated with accounts receivable are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement. Factoring arrangements which transfer to a third party some, but not all the economic risks and rewards are accounted for by continuing to recognize Syngenta’s continuing rights over the receivable and by recognizing any related obligation to the third party factor.

Barter transactions
In certain markets, either settlement of trade receivables is secured with proceeds from agricultural commodities sold by Syngenta customers, or customers settle trade receivables directly by delivering commodities to Syngenta. For these arrangements, Syngenta recognizes revenue when it has a legally enforceable receivable, the amount of which is reliably measurable based on an agreed price for the Syngenta products. Where Syngenta has a contract with the customer for physical delivery of a commodity at a fixed price, an embedded derivative is recognized for the fair value of the contract until physical delivery. When it subsequently sells the commodity, Syngenta classifies additional revenue as sales only to the extent that the original contract for the sale of Syngenta products included revenue that was contingent upon the commodity sales proceeds. Any remaining gains or losses on the commodity sale are classified in Marketing and distribution.

Financial and other current assets
Financial and other current assets include financial instruments with positive fair values and remaining contractual maturities of less than 12 months at the balance sheet date. Debt investments are classified as available-for-sale assets in accordance with IAS 39, and are revalued to fair value at each reporting date. Fair value is the quoted market price of the specific investments held. An impairment loss is recorded in the income statement if there is a significant or prolonged decline in the value of an investment below its original cost, as reduced where applicable by cumulative impairment losses recorded in prior periods. Unrealized revaluation gains are recorded in shareholders’ equity, except to the extent that they reverse impairment losses recorded on debt investments in prior periods. When an investment is sold, revaluation gains and losses are transferred from shareholders’ equity and recognized in profit or loss. Regular way purchases and sales of marketable securities are recognized at settlement date.

Derivative financial instruments are recorded initially at their fair value when Syngenta becomes a party to the instrument. They are revalued to fair value at each reporting date. Both realized gains and losses and unrealized revaluation gains and losses are recorded in profit or loss as they arise unless the instrument has been formally designated as a hedge of a risk or exposure associated with a forecast transaction which has not yet affected profit or loss, or with the Group’s net investment in a subsidiary, and the IAS 39 conditions for applying hedge accounting are met. Syngenta uses various derivative financial instruments to manage its foreign currency and interest rate exposures, and certain exposures to commodity prices and to prices of non-derivative financial assets. Hedge accounting is applied as follows:

Gains and losses on foreign exchange forward contracts covering existing foreign currency receivables and payables, are included in ‘Currency gains/(losses), net’ within the income statement, together with the gains and losses on the receivables and payables.

Gains and losses on commodity derivatives are classified within ‘Cost of goods sold’, unless related to barter as described above.

Gains and losses on instruments that hedge risks related to forecast transactions are recognized in shareholders’ equity until such time as the corresponding hedged transaction affects profit or loss. At that time, the hedging gains and losses are transferred to the income statement and classified either within ‘financial expense, net’ or within operating income, depending on whether a financing or a trading exposure is being hedged. Subsequent movements in the fair value of such hedges are recognized in profit or loss. Gains and losses on foreign currency forward contracts designated as specific hedges of anticipated purchases and sales in foreign currency are recognized in the same period that the related third party foreign currency transactions or flows are recognized in profit or loss and are classified within ‘General and administrative’. Gains and losses on forward starting interest rate swaps designated as hedges are recognized over the same period that the interest expense of the forecasted financing transactions is recognized in profit or loss, and are classified within ‘financial expense, net’.

If IAS 39 criteria for a valid hedge accounting relationship are met, gains and losses on instruments that hedge foreign currency translation risks from net investments in foreign operations are recognized in equity until disposal of the underlying investment. Gains and losses on hedges of the fair value of bond liabilities are included in ‘financial expense, net’ where they offset changes in the fair value of the underlying debt.

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

2. Accounting policies continued

Inventories
Purchased products are recorded at acquisition cost while own-manufactured products are recorded at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances are made for inventories with a net realizable value less than cost, or which are slow moving. Unsalable inventory is fully written off. Inventories of biological assets, principally young plants and cuttings in the Seeds flowers business, are recorded at fair value less estimated point of sale costs.

Property, plant and equipment
Property, plant and equipment are recorded at acquisition or production costs, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is recorded at acquisition cost. Subsequent expenditures which give Syngenta future economic benefit are capitalized and depreciated over the revised remaining useful life of the asset. When components of an asset are replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the asset of which it is part. Financing costs associated with the construction of property, plant and equipment are not capitalized.

Property, plant and equipment which are financed by leases giving rights to use the assets as if owned are capitalized at their estimated cost (at the lower of fair value and the present value of minimum lease payments) at the inception of the lease. The finance lease asset and associated lease liability are recognized at the commencement of the lease. If the lease agreement relates to an asset which is to be constructed, commencement may occur at a date later than inception. Finance lease assets are depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life. This accounting treatment is also followed when a purchasing contract is deemed to contain a lease of the property, plant and equipment used by the supplier to fulfill its agreement with Syngenta. A contract is deemed to contain a lease when the supplier can fulfill it only by using a specific asset solely to supply Syngenta and the contract price is neither fixed per unit of output nor does it represent a market price.

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

Sale and leaseback transactions
Property, plant and equipment is generally recorded as having been sold, and profit on disposal recognized, when legal title passes to the purchaser. If Syngenta leases back the sold assets under an operating lease, profit is recognized when legal title passes. If the leaseback is a finance lease, the profit on sale is recognized over the term of the leaseback agreement.

Intangible assets other than goodwill
Intangible assets, except for goodwill, are recorded at cost less accumulated amortization and any impairment losses. All intangible assets other than goodwill are assigned a finite life. Cost for acquired assets represents the purchase price including transaction costs. Cost for internally generated assets, such as software, represents direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management.

Intangible assets are amortized on a straight-line basis over the following estimated useful lives, starting from the date the asset is ready for use:

Premiums for long-term leases	Shorter of lease term and useful life of leased assets
Product rights and related supply agreements	5 to 20 years
Trademarks and patents	10 to 20 years
Software	3 to 5 years
Customer relationships	10 to 15 years
In process Research and Development	10 to 11 years
Others	3 to 15 years

Useful lives of product rights are determined based on the period over which the assets are expected to generate economic benefits for Syngenta (“economic life”).

Patents and trademarks are amortized on a straight-line basis over their estimated economic or legal life, whichever is shorter. Useful lives assigned to acquired product rights are based on the maturity of the product and the estimated economic benefit that such product rights can provide.

Business combinations give Syngenta access to the distribution channels and customer relationships of the acquired business. These relationships normally continue to generate economic benefit to Syngenta following the acquisition. The useful lives of customer relationships are determined from management estimates of customer attrition rates.

2. Accounting policies continued

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

Purchased software licenses are amortized on a straight-line basis over the remaining license term. Internally developed software is amortized from the date the related system goes live, over the period until it is expected to be replaced or significant costs are expected to be incurred to upgrade it.

Useful lives of intangible assets are reviewed annually.

A one year reduction in the useful lives of all intangible assets other than software would increase amortization expense by US$14 million.

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

Impairment of non-current assets
Non-current assets, other than those classified as held for sale, are tested for impairment in accordance with IAS 36. Goodwill, and intangible assets which are not yet ready for use, are tested annually. Other non-current assets are reviewed annually to determine whether events or changes in conditions indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, Syngenta estimates the asset’s recoverable amount as the higher of the asset’s fair value less selling costs and value in use, which is the present value of the cash flows expected from the asset’s use and eventual disposal. An impairment loss is recorded in the income statement to the extent that the carrying amount of the asset exceeds its recoverable amount. Impairment losses are not reversed for goodwill, but are reversed for other assets if their recoverable amount increases subsequently.

Other financial assets
Debt investments with more than twelve months until maturity, and equity investments in other entities over which Syngenta has neither control nor significant influence, are classified as available-for-sale in accordance with IAS 39. They are accounted for as described above under “Financial and other current assets”. Impairment losses on equity securities are not reversed if their fair value increases after an impairment loss is recorded. Loans and receivables are recorded at amortized cost, less impairment losses. Prepaid pension assets are accounted for in accordance with IAS 19 as described below under ‘Pension and other post-retirement benefits’.

Non-current assets held for sale
Non-current assets and groups of assets are reclassified as held for sale when a sale within one year is highly probable and the assets are available for immediate sale in their present condition. Property, plant and equipment and intangible assets held for sale are remeasured at the lower of fair value less costs to sell or their carrying amounts at the date they meet the held for sale criteria at which time depreciation and amortization also ceases. Any resulting impairment loss is recognized in profit or loss.

Financial debt
Financial debt are recognized initially at its fair value less transaction costs, which represents the net proceeds of issuing the debt. Subsequently, financial debts is stated at amortized cost using the effective interest method, except where subject to a fair value hedge relationship. Financial debt is classified as current if the debt agreement terms require repayment within one year of the balance sheet date. Otherwise, it is classified as non-current.

Other current liabilities
Other current liabilities include derivative financial instruments with negative fair values and remaining contractual maturities of less than 12 months at the balance sheet date. The accounting treatment of derivative financial instruments is described above under ‘Financial and other current assets’.

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to third parties as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date. If the effect of discounting is material, provisions are discounted to the expected present value of their future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability for a matter with one or more other parties, no provision is recognized by Syngenta for those parts of the obligation which are expected to be settled by another party. Syngenta self-insures or uses a combination of insurance and self-insurance for certain risks. Provisions for these risks are estimated in part by considering historical claims experience and other actuarial assumptions and, where necessary, counterparty risk.

2. Accounting policies continued

Environmental provisions
Syngenta is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for remediation costs are made when there is a present obligation, it is probable that expense on remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date. Environmental liabilities are discounted if the impact is material and if cost estimates and timing are considered reasonably certain. Environmental costs are capitalized as part of property, plant and equipment where they are expected to increase the economic benefits flowing from the use or eventual disposal of the asset, or when they represent an obligation to remediate at the end of the asset’s life and are recoverable from future economic benefits of using the asset. In all other cases, they are expensed. Environmental costs, unless related to restructuring, are included in cost of goods sold.

Additional environmental remediation costs and provisions may be required were Syngenta to decide to close certain of its sites. Syngenta’s restructuring programs have involved closure of several sites to date. Remediation liabilities are accounted for as restructuring provisions and recognized when the site closure has been announced. In the opinion of Syngenta, it is not possible to estimate reliably the costs that would be incurred upon eventual closure of its continuing sites that have no present obligation to remediate because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required upon their eventual closure.

Restructuring provisions
A provision for restructuring is recognized when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly.

Provisions for severance payments and related employment costs are made in full when employees are given details of the termination benefits which will apply to individual employees should their contracts be terminated as a direct result of the restructuring plan. Costs relating to ongoing activities, such as relocation, training and information systems, are recognized only when incurred.

Pension and other post-retirement benefits
Syngenta accounts for its pension and post-retirement healthcare benefit obligations using the 10% corridor method permitted by IAS 19. Under this method, benefit expense charged to profit or loss is the cost to Syngenta of the increase in benefits earned by employees in the period, measured using the projected unit credit actuarial method, less the expected return on plan assets in externally funded plans. Both the benefit cost and expected asset return are based on long-term economic assumptions. The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are amortized as part of benefit expense over the remaining expected employee service period to the extent that they fall outside the corridor. The corridor is 10% of the benefit obligation or plan assets, whichever is higher. Plan assets are measured at market value at the balance sheet date. A surplus of plan assets over the amount of the benefit obligation is recognized as an asset only to the extent of the present value of the economic benefit which Syngenta can obtain from the surplus through refunds from, or reductions in future contributions to, the plan. Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over the remaining expected service period if the benefits do not vest until retirement. If benefits vest immediately following the plan amendment, the related past service cost is recognized immediately in profit or loss. If benefit plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Employee share participation plans
The fair value of equity-settled share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award and the award has been approved by the Compensation Committee of Syngenta AG’s Board of Directors. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled during the deferral or vesting period. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using a model based on the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair value until the members’ choice is known. The terms of the relevant share plan with such an alternative are such that the incremental fair value of members’ equity options compared to their option to receive a cash payment is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

Dividends and capital distributions
Dividends and capital distributions payable to shareholders of Syngenta AG are recorded in the consolidated financial statements as liabilities and as a reduction in shareholders’ equity in the period in which they are approved by the shareholders of Syngenta AG.

Cash dividends are payable to holders of shares listed on the SIX Swiss Exchange and the New York Stock Exchange, and will be paid in Swiss francs and US dollars, respectively.

Treasury shares
Share capital includes the par value of treasury shares held by Syngenta which have not been canceled. Treasury shares are shown as a separate component of equity and stated at the amount paid to acquire them. Differences between this amount and the amount received on the disposal of treasury shares are recorded as a movement in consolidated equity.

2. Accounting policies continued

Derivative instruments over Syngenta AG shares
Purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation schemes, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders’ equity at fair value at the date the instrument is issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in equity. For put options granted to shareholders that meet the above criteria, a liability is recorded at the grant date equal to the amount payable on exercise, discounted where the time value of money is material. Shareholders’ equity is reduced by the same amount. On exercise of the put option, this liability is eliminated through the repurchase of shares. Options which do not meet the above criteria are accounted for as derivative financial assets or liabilities, and revalued to fair value, with gains and losses recognized in profit or loss.

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

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a significant extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis to reflect the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows. Goodwill on minor, local acquisitions which strengthen distribution in a specific country is not tested in relation to local cash flows only, but to relevant global cash flows, because the international nature of the supply chain results in the benefits from stronger local sales being shared with supplying subsidiaries.

In the Seeds segment, a CGU is generally defined at the crop level. Each CGU is generally defined on a global basis to reflect the fact that seed germplasm originating in one country can often be used in other countries. However, Syngenta’s Corn and Soybean business in NAFTA(1) and the rest of the world is regarded as two separate CGUs because following the Garst and Golden Harvest acquisitions and a series of specific license acquisitions, cash inflows for NAFTA Corn and Soybean are considered largely independent of the corresponding cash inflows for Corn and Soybean in the rest of the world.

Foreign currency translation
Currency translation gains and losses arising on consolidating the net assets of foreign operations are recycled from shareholders’ equity into profit and loss on disposal or liquidation of the foreign operation. Repayment of share capital by a subsidiary entity also gives rise to a partial recycling based on the amount repaid in proportion to the total equity of the subsidiary at the repayment date. Gains and losses on hedging instruments designated as hedges of Syngenta’s net investment in the foreign operation are recycled based on the amount repaid in proportion to the amount of the designated hedged net investment. In 2008, Syngenta reported pre-tax gains of US$66 million in profit and loss, consisting of currency translation losses of US$(61) million and hedging gains of US$127 million, which related to capital repayment by two subsidiaries, liquidation of one subsidiary and disposal of one subsidiary.

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

As market conditions and the circumstances of the subsidiaries change over time, these loans may be repaid in part or in full. IAS 21 requires the currency translation differences to be recycled from shareholders’ equity and included in profit or loss when a loan is repaid, and also if the subsidiary’s operations are abandoned or divested. Loans made to finance working capital are not accounted for by Syngenta as part of its investment in a subsidiary, and all currency translation differences on such loans are recognized in profit or loss as they arise. Loans are only considered part of Syngenta’s net investment in the subsidiary where they are not expected to be repaid in the foreseeable future. If a loan is partially repaid, but the remaining loan balance is not expected to be repaid in the foreseeable future, Syngenta recycles the cumulative currency translation difference in proportion to the loan principal amount repaid, compared to the total amount outstanding before the repayment. For the years ended December 31, 2008, 2007 and 2006, the amount of currency translation differences recycled into profit or loss were gains of US$nil million, US$nil million and US$44 million respectively. Recycled amounts are presented within ‘Financial expense, net’ in the income statement.

(1) NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

2. Accounting policies continued

Post-employment benefits
IAS 19, “Employee Benefits”, (revised 2004) allows recognition of actuarial gains and losses arising in defined benefit pension plans to be deferred, and requires them to be amortized over future employee service periods only to the extent that they exceed 10% of the higher of the defined benefit pension obligation or the market value of pension plan assets. Immediate recognition, either within or outside the income statement is also permitted. In common with the majority of European IFRS preparers, Syngenta has chosen to apply the 10% corridor method. Under a policy of immediate recognition within or outside income, the unrecognized losses at December 31, 2008 of US$812 million for pensions and US$62 million for other post-retirement benefits disclosed in Note 22 below would have been recognized in, and would have reduced, previous years’ results of operations or retained earnings respectively.

Under the corridor method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. Amortization expense for unrecognized actuarial losses was US$19 million, US$32 million and US$41 million for 2008, 2007 and 2006 respectively.

During 2006, Syngenta and the trustee of its UK Pension fund changed the rules of the fund to allow members to take advantage of the increased tax-free lump sum benefits which the UK Finance Act 2004 allows to be taken when they start to receive retirement benefits. Syngenta has valued its UK pension liabilities on the assumption that most members will take the larger maximum lump sum which is now permitted, and will consequently receive a lower annual pension. Syngenta accounted for this change as a reduction in its pension obligation for IFRS and recorded a pre-tax gain of US$45 million in profit or loss for 2006.

Critical accounting estimates

Impairment review
Goodwill at December 31, 2008 was US$1,241 million (2007: US$1,241 million) of which US$839 million (2007: US$851 million) is allocated to Crop Protection and US$402 million (2007: US$390 million) to Seeds. Other intangible assets, mainly representing product rights, were US$1,842 million (2007: US$1,549 million), of which US$1,295 million (2007: US$1,327 million) is allocated to Crop Protection and US$547 million (2007: US$222 million) to Seeds.

Of the Crop Protection goodwill of US$839 million (2007: US$851 million), US$549 million arose on the acquisition of Zeneca agrochemicals business. US$147 million (2007: US$55 million) of goodwill on other acquisitions has also been reviewed at the total Crop Protection level, because this is the lowest level at which Syngenta monitors this goodwill for internal management purposes. US$143 million (2007: US$247 million) of goodwill has been reviewed as part of various individual CGUs. Of the Seeds goodwill, US$317 million arose on the acquisition of Garst and Golden Harvest, and has been reviewed as part of the Seeds NAFTA Corn and Soybean CGU.

The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGU’s to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on Syngenta’s estimated weighted average cost of capital (WACC). This is considered to include market estimates of industry sector risk premium, as Syngenta’s Crop Protection and Seeds business both operate mainly in the agricultural sector and its non-agricultural Professional Products business is not considered a separate CGU according to the IAS 36 definition. Because Syngenta’s CGU’s generally either reflect the global nature of its Crop Protection and Seeds businesses, or are located in low risk countries it is also generally not considered necessary to apply a country risk premium. The pre-tax discount rates used were 9 to 11% (2007: 10% to 12%; 2006: 10%, except for one CGU where 25% was used). The outcomes of the impairment tests were not sensitive to reasonably likely changes in the discount rate in the periods presented except for one CGU in 2008 where the recoverable amount would equal the carrying amount if the 9.2% discount rate increased to 11.8%. Goodwill allocated to this CGU is US$16 million.

In determining value in use it is also necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of Crop Protection include future sales prices and volumes, the future development expenditure required to maintain the products’ marketability and registration in the relevant jurisdictions and the products’ lives. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. The assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example as a result of movements in crop prices), changes in the product registration, or as a result of pressure from competitor products. The estimated cash flows are based on detailed Syngenta management forecasts over a 5 year horizon and a terminal value which assumes a 2% long-term growth rate. In 2007 and prior years, no growth was assumed. Management believes, based on recent growth in agricultural markets, that there are long-term prospects for continued growth. The change in this assumption had no effect on the outcomes of the impairment tests.

A reduction in forecasted sales within management’s 5 year forecast horizon compared to forecasted sales in the previous year’s 5 year forecast cycle is considered an indicator of market related impairment for CGU’s to which no goodwill is allocated, and detailed impairment tests are then also performed. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of, or restrictions placed upon, product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates of up to 16% are used to test property, plant and equipment for impairment in the case of restructuring, because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs. Impairments of US$34 million, US$36 million and US$72 million were recorded because of restructuring in 2008, 2007 and 2006 respectively.

2. Accounting policies continued

IAS 36 requires impairments to be reversed if the recoverable amount increases in a period after an impairment loss is recorded. Potential future alternative uses for property, plant and equipment affected by restructuring are considered before an impairment loss is recorded. Because asset use is reviewed frequently, decisions on asset use may change in line with improvements in market conditions, resulting in reversal of impairment losses. In 2007, impairment losses of US$19 million were reversed due to changes in asset use for property, plant and equipment impaired in 2006 as a result of a product divestment. No material impairment loss reversals were recorded in 2008 or 2006.

The cash flow forecasts which support the US$317 million carrying amount of goodwill in the Seeds NAFTA Corn and Soybean cash generating unit (CGU) show short-term cash outflows caused by new product development and marketing costs for Syngenta’s trait portfolio, followed by positive cash flows in later years when new products have been launched.Cash flows are based on management’s forecasts over a 10 year horizon. Sales growth of over 10% per annum is projected over thi s period. This growth rate reflects the significant growth expected in the trait market and market share gains for Syngenta proprietary traits after launch of the new products. The terminal value of the CGU at the end of year 10 assumes a 2.6% long-term annual growth rate, in line with Syngenta management’s view of the long-term average growth rate for the Seed market as a whole. At the 10.4% pre-tax discount rate used to test this CGU for impairment, the recoverable amount of the CGU exceeds its carrying amount by US$3 billion. A reduction in the annual compound sales growth rate to 5% over the 10 year horizon with zero growth thereafter would reduce the recoverable amount of this CGU to its carrying amount.

Syngenta performs its annual impairment review each year at September 30. In recognition of the less favorable global economic environment that has developed since September 30, 2008, Syngenta has considered the impact of the following factors on those assets which are subject to an annual impairment test and found no evidence suggesting that any of those assets became impaired since the annual impairment review was performed: the recent strengthening of the US dollar, recent reductions in agricultural commodity prices, the expectation that world population and demand for food will continue to increase in the long-term and Syngenta’s trading performance in the final months of 2008.

Adjustments for doubtful receivables
Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as “bad debts”. Syngenta is a geographically diverse group, serving a customer base in all significant agricultural areas across the world, and with subsidiary companies in more than 50 countries. Credit terms offered to customers often reflect the crop cycle, particularly where local bank financing may be scarce. Syngenta’s products are consumed mainly by growers and the timing and amount of cash inflows received by growers may be impacted by crop yields and prices which can vary from year to year. Collection can also be affected by the level of inventory in the distribution channel. Syngenta is therefore exposed to a broad range of political and economic risks which can affect prompt and full recoverability of trade receivables. Considerable management effort is consequently spent in actively managing and mitigating these risks.

Syngenta determines the level of doubtful receivables to be provided for by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

Syngenta has a large number of individual trade receivable balances, and management judgment is often required to determine the appropriate provision. It is therefore difficult to quantify the variability which results from applying the principle, and the sensitivity of Syngenta’s results of operations and statement of financial position to specific changes in the estimate of doubtful receivables, other than by hypothetically assuming arbitrary changes in the overall level of provision. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2008 amounted to US$357 million or 13% (2007: US$343 million or 13%) of total trade accounts receivable of US$2,668 million (2007: US$2,729 million). The percentage for 2008 remained at the same level as 2007, reflecting the continued favorable effect on collections of strong market conditions and crop prices, as well as an increase in write-offs of receivables already provided for in prior years. In 2008 US$90 million (2007: US$4 million) bad debt expense was recorded in profit or loss, representing less than 1% of sales. This related principally to Latin American and East European markets, where Syngenta sales increased significantly in 2008 compared to prior years. Trade receivable amounts which were more than 90 days past due reduced during 2008 to US$240 million (2007: US$277 million). In Note 9, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of Syngenta’s past estimates.

Environmental provisions
When an obligation is first identified to clean-up one of Syngenta’s manufacturing sites, the costs are typically spread over an extended period into the future. The assumptions that Syngenta uses in relation to the extent of the clean up required and the method used to clean up the identified contamination may change significantly before or during the clean-up period. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently Syngenta’s most significant manufacturing assets are located in Switzerland, the UK, and the USA. As a consequence of the inherent uncertainties in estimating future obligations, Syngenta will, as appropriate, supplement internal expertise with external expertise to help determine what provisions should be recorded in the consolidated financial statements for environmental remediation costs.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements on environmental provisions during 2008 are set out in Note 19 below. Environmental remediation costs incurred at certain sites may be recoverable from former owners of those sites under warranties obtained by Syngenta when it purchased the sites. IAS 37 requires reimbursements of a provision to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Details of reimbursements recorded by Syngenta are given in Note 19 below. As disclosed in note 25 below, the litigation associated with reimbursements claimed by Syngenta in relation to environmental costs incurred at its Greens Bayou site was settled during 2008. As a result, Syngenta has recorded an additional reimbursement asset of US$35 million.

2. Accounting policies continued

In 2008, the total additional charge to environmental provisions was US$34 million and US$11 million of unutilized provisions were released. In 2007, an additional provision of US$87 million was recorded, largely relating to certain third party sites with shared liability. There was no further material change to the provision for these shared sites in 2008. Recent proposals have been made suggesting remediation of the existing contamination on these shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2008, for these shared sites comprise approximately 30% of total environmental provisions of US$440 million which include US$8 million classified as restructuring. The top ten exposures at the end of 2008 which cover sites in the USA, Switzerland and the UK, comprise approximately 75% of the total environmental provisions. During 2008, one site in the UK which had been one of the top ten exposures at the end of 2007 was sold to a third party. Syngenta has not retained any liability in respect of the environmental condition of this divested site. In the opinion of management, reasonably possible increases in the provisions which represent Syngenta’s responsibility for expenditures at these sites collectively would not exceed 30% of the total environmental provision recognized at December 31, 2008.

At Syngenta’s Monthey, Switzerland, production site, planning has commenced for the activities needed to remediate groundwater and soil contamination that exists under and around the site, including control and monitoring activities. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on the current plans, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation.

Post-employment benefits
The assumptions used to measure the expense and liabilities related to Syngenta’s defined benefit pension plans are reviewed annually. The measurement of the expense for a period and of the benefit obligation at the period end requires judgement with respect to the following matters, among others:

•	Selection of the discount rate

•	Probable long-term rate of increase in pensionable pay

•	Probable average future service lives of employees

•	Probable life expectancy of employees

•	Mix of investments in funded pension plans in the period

•	Expected future rates of return on the investments in funded pension plans, and how these rates will compare with the market rates of return which were observed in past economic cycles

Post-employment benefit expense for 2009 will be determined based on the same discount rate, salary and pension increase, mortality, disability and employee turnover assumptions as used in valuing the benefit obligation at December 31, 2008, and on the assumed long-term expected rates of return on pension plan assets. These key assumptions are disclosed in Note 22 below, as are the experience variances which arose in the past five years between actual outcomes and the assumptions applied in each respective year. Assumptions used to value the benefit obligation as at December 31 are reviewed annually, and updated based on actual experience when appropriate. In this five-year period, variances were caused principally by external financial market movements in the corporate bond yields used to benchmark the discount rate, and in asset prices which affected the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 22 to the financial statements, at December 31, 2008:

(US$ million)	Increase/(reduction) in 2009 pre-tax pension expense	Increase/(reduction) in December 31, 2008 projected benefit obligation
25 basis point decrease in real discount rate	17	150
25 basis point increase in real discount rate	(16)	(143)
25 basis point decrease in expected return on assets	8	–
25 basis point increase in expected return on assets	8	–

The above sensitivities reflect the total impact of changing the stated assumption as shown for all of the three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

2. Accounting policies continued

Syngenta uses yields in AA rated corporate bonds to select the discount rate. The iBoxx 15 year Corporate bond index is the main benchmark for the nominal discount rate for Syngenta’s UK pension liabilities. As at December 31, 2008, the index yield was 6.7%. Syngenta has adjusted the index yield for credit quality by anticipating the effect of removing bonds which will no longer form part of the index with effect from January 1, 2009. This effect reduced the discount rate at December 31, 2008 by 20 basis points. Syngenta has further reduced the rate by 30 basis points, to 6.2%, based on corporate bond yield curve data, for the difference between the 18 year average duration of its UK pension liabilities and the index duration. The comparable adjustment at December 2007 was 10 basis points because the yield curve data at that date was much flatter. Limited price indexation of pensions in payment and deferred pension rights is required by UK pension regulations. The rules of Syngenta’s UK pension fund require pensions to be increased by the lower of 5% or the actual price inflation as measured by the UK Retail Price Index (RPI). Therefore, the change in real discount rates (the nominal discount rate less the expected long-term rate of price inflation) is a more relevant indicator than the nominal discount rate. Syngenta estimates the expected long-term rate of inflation from data published by the Bank of England. The real discount rate for the UK pension liabilities increased in 2008 by 90 basis points to 3.4% (2007: 2.5%; 2006: 2.3%).

The Bloomberg 15 year AA Swiss Corporate bond index is the main benchmark for the discount rate for Syngenta’s Swiss pension liabilities. At December 31, 2008 the index yield incorporates greater estimation than in prior periods due to current illiquid market conditions. Syngenta considers that yields lie between 3.0% and 4.0% and has selected 3.5% as the discount rate (2007: 3.5%; 2006: 3.0%).

In 2008, Syngenta has selected the discount rate for its US pension liabilities by using a model which matches the expected timing of benefit payments to an interest yield curve derived from a portfolio of AA Corporate bonds. The discount rate selected was 6.1% (2007: 6.0%; 2006: 5.75%). For 2007 and prior years, Moody’s Aa Corporate bond index was the main benchmark for the discount rate for Syngenta’s US pension liabilities. In the opinion of Syngenta, this index is no longer the most appropriate proxy for Syngenta US pension liabilities under current market conditions.

In 2008, especially during the second half of the year, plan asset market values were adversely affected by declining prices in the financial markets. These declines were partly offset by gains in interest rate swaps entered into by the pension funds in 2006 and 2007 to reduce their exposure to the higher cost of funding pension liabilities which would result from lower interest rates. Actual returns for the UK, Swiss and US pension plan assets were below the expected long-term return assumption of 6.1%, 4.5% and 7.25% respectively used to calculate 2008 pension expense. Expected return is a weighted average of the various asset classes held by the plans, which are disclosed in Note 22 below.

In recent years longevity has increased in all major countries in which Syngenta sponsors pension plans. Syngenta’s mortality assumptions are set after considering the most recent statistics available, and whether any trends apparent from these statistics are likely to continue into the future. UK citizens born between 1928 and 1945 currently show lower mortality than those born before or after this period. Syngenta has assumed that the mortality of this section of its UK pension fund members will continue to be lower than that of older members at the equivalent age until 2020. This is referred to as the “medium cohort effect”. Syngenta has also assumed that the recent trend of increasing longevity will continue into the future, so that the pension which will become payable to younger members upon their retirement will be paid for longer than older members’ pensions. As new evidence becomes available in the future, further adjustments to the benefit obligation may be required. Syngenta will continue to review its mortality assumptions annually. No further changes to mortality assumptions were made in 2007 or 2008. Mortality assumption changes were last made in 2006 and increased the projected benefit obligation at December 31, 2006 for the UK and Swiss pension liabilities by US$73 million and US$32 million respectively. Syngenta’s US pension plan gives members lump sum or annuity benefit payment options. When valuing the US pension liabilities in these financial statements, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, in current conditions, this results in a higher liability than the annuity option. Mortality after retirement is not relevant to the lump sum option. In accordance with Syngenta’s IAS 19 accounting policy, the increases in pension liability mentioned above have a deferred effect on Syngenta’s IFRS profit or loss. The changes are fully included in the benefit obligation figure reported for each plan in Note 22 to the financial statements. In the opinion of Syngenta management, the 2008 valuations of the benefit obligation for each plan reflect the most likely outcome, based on the latest available evidence. Principally as a result of the above unfavorable market performance, the funded ratio reduced from 2007 to 2008 for the UK plan from 102% to 100%, for the main US plan from 107% to 97% and for the Swiss plan from 98% to 88%. The overall funded ratio for the three plans reduced from 102% to 95%.

Where members have a choice of when they start drawing retirement benefits, or a choice between receiving benefits in the form of a lump sum or as annual pension, Syngenta has valued its pension liabilities on the assumption that the choices made by members who will retire in future will be consistent with choices made by members who have retired recently.

Restructuring
In 2004 and in 2007, Syngenta announced restructuring programs known as “Operational Efficiency”. An element of these programs involves the rationalization of production sites, including the relocation of certain manufacturing and development activities from higher cost regions, such as Western Europe, to lower cost regions, such as certain countries in Asia Pacific. Syngenta has recorded impairment losses or accelerated depreciation charges for assets at sites affected by specific restructuring or closure announcements which have already been made. Further specific restructuring announcements are likely to be made, and consequently further expense is likely to be recorded in future years. Because the exact timing and content of specific announcements has not yet been decided, Syngenta is not able to quantify accurately the total amount of such expense in any future year. At December 31, 2008, Syngenta’s balance sheet included property, plant and equipment with a net book value of US$2,188 million, as disclosed in Note 12 below.

2. Accounting policies continued

Deferred tax assets
Tax losses are recognized as deferred tax assets when it becomes probable that they will be utilized. At December 31, 2008, Syngenta’s deferred tax assets were US$514 million (2007: US$639 million). Included in this balance are deferred tax assets for net operating losses of US$30 million (2007: US$69 million). Many subsidiaries were able to utilize tax losses carried forward from prior years during 2008. Losses which were derecognized because it became less likely that they would be utilized were US$13 million. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2008, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is not able to quantify accurately the amount of any future potential deferred income tax expense which might be recorded as a result.

The principal jurisdictions where deferred tax assets have not been recognized are Brazil, Ukraine and Russia. For Ukraine and Russia, no net deferred tax assets have been recognized at December 31, 2008. For Brazil, at December 31, 2008 as a result of continued local profitability, Syngenta has recognized US$26 million (2007: US$33 million) of deferred tax assets. Syngenta’s Crop Protection subsidiary can offset tax losses carried forward against future taxable profits without time limit, but the amount of the loss which may be offset in any one year is limited to 30% of the taxable profit in that year. Consequently, Syngenta has reduced the amount of deferred tax asset recognized for this subsidiary. Syngenta’s Seeds subsidiary in Brazil is subject to the more favorable rules for agricultural businesses and this restriction does not apply. Consequently, the deferred tax asset for that subsidiary has been recognized in full.

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

Syngenta’s estimates of current income tax expense and liabilities are calculated on the assumption that all tax computations filed by Syngenta’s subsidiaries will be subject to review or audit by the relevant tax authorities. Current income tax liabilities include Syngenta’s best estimate of the tax that will ultimately be payable when the reviews or audits have been completed, including allowances for interest and penalties which Syngenta may be required to pay if the authorities assess additional tax payments for prior years. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense, profit or loss, effective tax rates and earnings per share reported in future years’ consolidated income statements. Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta’s estimates of income tax expense and liabilities at each year end include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions taken by each tax authority. At December 31, 2008, Syngenta’s balance sheet included assets of US$33 million (2007: US$88 million) included within ‘Other accounts receivable’, and liabilities of US$322 million (2007: US$512 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include US$145 million in respect of the uncertain tax positions described above (2007: US$ 218 million). During 2008, as further disclosed in Note 7, Syngenta reached agreement with the tax authorities in several countries in the EAME and NAFTA regions with regard to several tax positions which had been open over several years and were considered to be uncertain. Syngenta consequently released provisions recorded in prior years where those provisions exceeded the amount of the liability determined in accordance with the agreements. These provision releases represent the major part of the US$154 million amount disclosed in Note 7 as adjustments to current income tax expense for prior periods. The liability for uncertain income tax positions which Syngenta expects to be resolved in 2009 is less than 20% of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant changes were made during 2008, 2007 and 2006.

Acquisitions 2008
On November 10, 2008, Syngenta purchased 100% of SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired 100% of Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). Chrysanthemums are one of the top five selling pot and garden flowers in the global industry. Because of the timing of these three transactions, Syngenta is still at a preliminary stage in the purchase accounting process. The cost of acquisition and the acquisition date carrying amount of all the identifiable assets and liabilities acquired are subject to finalization. US$96 million, representing the sum of goodwill and purchase accounting adjustments still to be completed, is presented within ‘other intangibles’ in Note 13 below. Direct acquisition costs incurred to date on these three acquisitions are US$4 million. The combined impact on profit for the period of the post-acquisition period trading for the acquired businesses was US$nil million.

3. Acquisitions, divestments and other significant transactions continued

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made in 2007, Syngenta acquired a further 1.3% of SIL’s share capital in January 2008. The total shareholding of Syngenta in SIL has increased to 96.3%.

Total cash paid on all the above acquisitions and minority shareholder transactions during 2008 was US$143 million. This represents the cost of acquisition before final adjustments.

The assets and liabilities recognized in these business combinations and acquisitions of minority interest in 2008 were as follows:

(US$ million)	Carrying amount	Fair value adjustments (provisional)	Fair values (provisional)
Trade receivables	12	–	12
Inventories	25	–	25
Property, plant and equipment	14	–	14
Intangible assets	–	96	96
Trade accounts payable	(14)	–	(14)
Other	17	(8)	9
Net assets acquired	54	88	142
Minority interest acquired	2	–	2
Syngenta AG shareholders’ interest	56	88	144
Purchase price			147
Goodwill			3

Cash flow on acquisition was as follows:

(US$ million)
Cash paid:
– Direct acquisition costs	4
– Asset purchases	37
– Share purchases	106
147
– Net cash acquired	(4)
– Net cash outflow	143

Based on the timing of these acquisitions and the different reporting period ends of the acquirees before their acquisition, it is considered impracticable to disclose the information required by IFRS 3 paragraph 70 (pro forma consolidated sales and profit or loss as though the acquisition had occurred at the beginning of the period). Based on the information contained in the public announcements related to the acquisitions Syngenta does not believe the pro forma adjustments are material in relation to its consolidated financial statements.

On April 3rd, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of high-quality, high-yielding corn seeds. The purchase price was US$36 million.

Acquisitions 2007
Between April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 95%, at a cash cost of US$66 million. SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007. Goodwill on this transaction was US$50 million. The most important factors contributing to the recognition of goodwill were the economies of scale that Syngenta expects to achieve in its global marketing, selling and distribution operations, research and development activities, and product supply chain by consolidating the operation of SIL with other wholly owned Indian Syngenta subsidiaries, and making greater future use of SIL as a manufacturing and research and development center for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation, which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta acquired 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group of companies specializes in the breeding and marketing of flower crops. On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of vegetable crops, including tomato, pepper and melon. Cash paid for these acquisitions is US$108 million. Goodwill on these acquisitions is US$49 million. The most important factors contributing to the recognition of goodwill on these acquisitions were the expected value of revenue and cost synergies and other benefits from combining the businesses of the acquired entities with those of Syngenta. Purchase accounting was finalized in 2008: the detailed valuation of various intangible assets is US$20 million lower than the provisional estimate made in the 2007 consolidated financial statements, with a consequent US$5 million reduction in deferred tax liabilities and US$15 million increase in goodwill. Direct acquisition costs were US$6 million.

3. Acquisitions, divestments and other significant transactions continued

The assets and liabilities recognized in these business combinations and acquisitions of minority interests in 2007 were as follows:

(US$ million)	Carrying amount	Fair value adjustments	Fair values
Trade receivables	46	(1)	45
Inventories	13	21	34
Property, plant and equipment	45	(4)	41
Intangible assets	25	41	66
Trade accounts payable	(54)	–	(54)
Financial debts	(47)	–	(47)
Deferred tax liabilities	–	(13)	(13)
Other	(8)	(1)	(9)
Net assets acquired	20	43	63
Minority interest acquired	15	2	17
Syngenta AG shareholders’ interest	35	45	80
Purchase price			179
Goodwill			99

Cash flow on acquisition was as follows:

(US$ million)
Cash paid:
– Direct acquisition costs	6
– Asset purchases	12
– Share purchases	98
116
– Net cash acquired	(8)
– Net cash outflow	108

Acquisitions 2006
On June 1, 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (“EGV”), for cash. On August 1, 2006, Conrad Fafard, Inc., (“Fafard”) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders. In addition, Syngenta settled US$14 million of financial debts and certain other liabilities of Fafard on August 2, 2006. Goodwill arising on the EGV acquisition was US$3 million. Goodwill arising on the Fafard acquisition was US$43 million, revised from US$36 million provisionally estimated at December 31, 2006 because of refinements made on finalizing the valuations of certain acquired intangible assets and property, plant and equipment. On November 16, 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders (LRPB) that it did not already own. LRPB was accounted for as an asset held for resale until divested in November 2007. The aggregate cash cost of these acquisitions was US$148 million including direct acquisition costs of US$3 million. The assets and liabilities recognized in these business combinations were as follows:

(US$ million)	Carrying amount	Fair value adjustments	Fair values
Trade receivables	16	–	16
Inventories	23	11	34
Property, plant and equipment	31	5	36
Intangible assets	1	60	61
Financial debts	(16)	–	(16)
Deferred tax liabilities	(3)	(32)	(35)
Other	(4)	8	4
Net assets acquired	48	52	100

Cash flow on acquisition was as follows:

(US$ million)
Cash paid – share purchases	145
Net cash acquired	(2)
Net cash outflow	143

3. Acquisitions, divestments and other significant transactions continued

In respect of Fafard, the most important factors contributing to the recognition of goodwill were the ability to combine Fafard’s peat products with Syngenta’s chemical products to present an enhanced offer to customers via Syngenta’s distribution network, and the barriers to entry into the peat extraction business.

Purchase Price Allocation
In allocating the purchase price for the above acquisitions, brand names were valued using an income approach based on the relief from royalty (RFR) method. The royalty rates applied were selected considering available market data. Customer relationships were valued using an income approach, and product rights and IPR&D were valued using an income approach based on the RFR method and, where appropriate, the residual profit method. Royalties for licenses of similar product rights were also considered.

4. Segmental breakdown of key figures 2008, 2007 and 2006

Syngenta is organized on a worldwide basis into three reporting segments, which are reflected in internal management reporting. Syngenta adopted IFRS 8 early in its 2007 consolidated financial statements.

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

Business Development
Syngenta’s Business Development segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of technology based on research into enzymes and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Except for the US$50 million non-recurring change of control payment received from Delta and Pine Land in 2007 relating to the license for Syngenta’s VipCot technology, Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. Syngenta has judged it appropriate to aggregate the financial information relating to these activities into a single reportable segment.

General
Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies which require different manufacturing, distribution and marketing strategies. Segment performance is managed based on segment operating income and this is the measure of segment profit or loss presented. Segment operating income is based on the same accounting policies as consolidated operating income, except that inter-segment sales and inter-segment unrealized profit in inventories are eliminated only at the consolidated level.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IFRS 8, do not meet the criteria for inclusion under one of the three reporting segments. They consist of net debt (financial debts less cash and cash equivalents), current assets and liabilities directly associated with financing (mainly derivatives) and current and deferred income taxes. Syngenta’s Treasury operations are managed centrally and it is impracticable to allocate interest income and expense to segments.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

4. Segmental breakdown of key figures 2008, 2007 and 2006 continued

Transactions between segments are priced based on the third party selling prices achieved by the purchasing segment and an allowance for selling and distribution profit margins for the purchasing segment.

2008 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	9,224	2,337	10	–	11,571
Royalty income	7	105	14	–	126
Total segment sales	9,231	2,442	24	–	11,697
Less sales to other segments	(73)	–	–	–	(73)
Third party segment sales	9,158	2,442	24	–	11,624
Cost of goods sold	(4,352)	(1,331)	(18)	(12)	(5,713)
Gross profit	4,806	1,111	6	(12)[1]	5,911
Marketing and distribution	(1,474)	(555)	(10)	–	(2,039)
Research and development	(556)	(343)	(70)	–	(969)
General and administrative	(655)	(173)	(21)	–	(849)
Restructuring and impairment	(83)	(76)	(37)	–	(196)
Operating income/(loss) – continuing operations	2,038	(36)	(132)	(12)	1,858
Included in the above operating income from continuing operations are:
Personnel costs	(1,513)	(646)	(20)	–	(2,179)
Depreciation of property, plant and equipment	(185)	(54)	(3)	–	(242)
Amortization of intangible assets	(149)	(27)	(5)	–	(181)
Impairment of property, plant and equipment and intangible assets	(32)	(3)	–	–	(35)
Impairment of financial assets	–	–	(41)	–	(41)
Other non-cash items including charges in respect of provisions	(223)	(69)	1	–	(291)
Total assets	9,782	3,087	115	1,600	14,584
Total liabilities	3,426	1,235	13	4,009	8,683
Included in total assets are
Additions to property, plant and equipment	290	188	7	–	485
Total property, plant and equipment	1,638	525	25	–	2,188
Additions to intangible assets	146	353	8	–	507
Total investments in associates and joint ventures	67	31	36	–	134
(1) Intersegment elimination

Assets and liabilities unallocated at December 31, 2008 are:

(US$ million)	Unallocated
Cash and cash equivalents	803
Income taxes recoverable (Note 9)	33
Financial derivatives (Note 14)	152
Deferred tax assets (Note 7)	514
Other current assets	98
Total assets	1,600
Current financial debt (Note 16)	211
Income taxes payable	322
Financial derivatives (Note 18)	113
Non-current financial debt (Note 18)	2,524
Deferred tax liabilities (Note 7)	659
Other current liabilities	180
Total liabilities	4,009

4. Segmental breakdown of key figures 2008, 2007 and 2006 continued

2007 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	7,281	1,954	5	–	9,240
Royalty income	4	64	–	–	68
Total segment sales	7,285	2,018	5	–	9,308
Less sales to other segments	(68)	–	–	–	(68)
Third party segment sales	7,217	2,018	5	–	9,240
Cost of goods sold	(3,537)	(1,123)	(6)	(3)	(4,669)
Gross profit	3,680	895	(1)	(3)[1]	4,571
Marketing and distribution	(1,167)	(465)	(6)	–	(1,638)
Research and development	(496)	(283)	(51)	–	(830)
General and administrative	(516)	(125)	37	–	(604)
Restructuring and impairment	1	(38)	2	–	(35)
Operating income/(loss) - continuing operations	1,502	(16)	(19)	(3)	1,464
Included in the above operating income from continuing operations are:
Personnel costs	(1,391)	(520)	(17)	–	(1,928)
Depreciation of property, plant and equipment	(182)	(46)	(2)	–	(230)
Amortization of intangible assets	(140)	(28)	–	–	(168)
Impairment of property, plant and equipment, intangible and financial assets	(41)	5	–	–	(36)
Other non-cash items including charges in respect of provisions	(173)	(56)	–	–	(229)
Total assets	9,117	2,513	96	1,554	13,280
Total liabilities	3,029	881	6	3,323	7,239
Included in total assets are:
Additions to property, plant and equipment	204	156	2	–	362
Total property, plant and equipment	1,710	411	17	–	2,138
Additions to intangible assets	71	147	–	–	218
Total investments in associates and joint ventures	65	24	–	–	89
(1) Intersegment elimination

Assets and liabilities unallocated at December 31, 2007 are:

(US$ million)	Unallocated
Cash and cash equivalents	503
Income taxes recoverable (Note 9)	88
Financial derivatives (Note 14)	168
Deferred tax assets (Note 7)	639
Marketable securities	102
Other current assets	54
Total assets	1,554
Current financial debt (Note 16)	399
Income taxes payable	512
Financial derivatives (Note 18)	33
Non current financial debt (Note 18)	1,726
Deferred tax liabilities (Note 7)	622
Other current liabilities	31
Total liabilities	3,323

4. Segmental breakdown of key figures 2008, 2007 and 2006 continued

2006 (US$ million)	Crop Protection	Seeds	Business Development	Unallocated	Total
Product sales	6,376	1,683	1	–	8,060
Royalty income	2	60	1	–	63
Total segment sales	6,378	1,743	2	–	8,123
Less sales to other segments	(77)	–	–	–	(77)
Third party segment sales	6,301	1,743	2	–	8,046
Cost of goods sold	(3,049)	(894)	(2)	(37)	(3,982)
Gross profit	3,252	849	–	(37)[1]	4,064
Marketing and distribution	(1,037)	(429)	(4)	–	(1,470)
Research and development	(490)	(232)	(74)	–	(796)
General and administrative	(549)	(106)	(13)	–	(668)
Restructuring and impairment	(275)	(38)	12	–	(301)
Operating income/(loss) - continuing operations	901	44	(79)	(37)	829
Included in the above operating income from continuing operations are:
Personnel costs	(1,334)	(472)	(23)	–	(1,829)
Depreciation of property, plant and equipment	(188)	(38)	(3)	–	(229)
Amortization of intangible assets	(141)	(22)	(3)	–	(166)
Impairment of property, plant and equipment, intangible and financial assets	(65)	–	(3)	–	(68)
Other non-cash items including charges in respect of provisions	(370)	(47)	6	–	(411)
Total assets	8,466	1,972	142	1,272	11,852
Total liabilities	2,589	726	7	2,836	6,158
(1) Intersegment elimination

Summarized additional information on the nature of expenses is as follows:

(US$ million)	2008	2007	2006
Salaries, short-term employee benefits and other personnel expense	(2,013)	(1,748)	(1,641)
Pension and other post-employment benefit expense	(117)	(138)	(146)
Share based payment expense	(49)	(42)	(42)
Total personnel costs	(2,179)	(1,928)	(1,829)
Depreciation of property, plant & equipment	(242)	(230)	(229)
Impairment of property, plant & equipment	(17)	(20)	(22)
Amortization of intangible assets	(181)	(168)	(166)
Impairment of intangible assets	(18)	(16)	(46)

5. Regional breakdown of key figures 2008, 2007 and 2006

2008 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	3,633	4,290	2,245	1,456	11,624
Total assets	3,880	7,557	1,847	1,300	14,584
Additions to property, plant and equipment	179	219	43	44	485
Additions to intangible assets	70	391	34	12	507

2007 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	3,108	3,350	1,565	1,217	9,240
Total assets	3,504	6,953	1,548	1,275	13,280
Additions to property, plant and equipment	114	192	23	33	362
Additions to intangible assets	10	160	–	48	218

2006 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	2,900	2,917	1,141	1,088	8,046
Additions to property, plant and equipment	106	147	15	29	297
Additions to intangible assets	99	116	–	–	215
(1) Sales by location of third party customer
(2) AME – Africa and the Middle East

The following countries individually accounted for more than 5% of the respective Syngenta totals at December 31, 2008 or 2007 or for the years ended December 31, 2008, 2007 or 2006:

(US$ million, except %)	Sales(1)						Total assets
Country	2008	%	2007	%	2006	%	2008	%	2007	%
Switzerland	96	1	73	1	55	1	4,198	29	3,714	28
UK	260	2	216	2	156	2	741	5	1,024	8
USA	2,905	25	2,556	28	2,363	29	3,758	26	3,431	26
France	691	6	565	6	497	6	772	5	731	5
Brazil	1,537	13	1,039	11	738	9	1,279	9	1,338	10
Germany	636	5	484	5	407	5	124	1	113	1
Others	5,499	48	4,307	47	3,830	48	3,712	25	2,929	22
Total	11,624	100	9,240	100	8,046	100	14,584	100	13,280	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2008	%	2007	%	2006	%	2008	%	2007	%	2006	%
Switzerland	96	20	83	23	61	21	395	78	66	30	45	21
UK	54	11	25	7	47	16	–	–	–	–	60	28
USA	163	34	115	31	121	41	70	14	11	5	95	44
France	19	4	22	6	17	6	–	–	–	–	–	–
Brazil	29	6	14	4	10	3	1	–	–	–	–	–
Germany	2	–	7	2	1	–	–	–	7	3	–	–
Others	122	25	96	27	40	13	41	8	134	62	15	7
Total	485	100	362	100	297	100	507	100	218	100	215	100
(1) Sales by location of third party customer

No single customer accounts for 10% or more of Syngenta’s total sales.

6. Restructuring and impairment

Restructuring and impairment consists of the following:

(US$ million)	2008	2007	2006
Cash costs:
Operational efficiency programs
– Charged to provisions	(43)	(112)	(185)
– Expensed as incurred	(37)	(5)	(14)
Seeds integration
– Charged to provisions	(40)	(9)	(22)
– Expensed as incurred	(6)	–	(14)
Programs announced before 2004
– Released from provisions	1	–	3
Total cash restructuring costs	(125)	(126)	(232)
Non-cash restructuring and impairment costs	(73)	(30)	(75)
Total restructuring and impairment costs	(198)	(156)	(307)
Divestment gains	2	121	6
Restructuring and impairment before reversal of inventory step-up	(196)	(35)	(301)
Reversal of inventory step-up (included in cost of goods sold)	(9)	(6)	(25)
Total restructuring and impairment	(205)	(41)	(326)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Restructuring costs are charged to provisions when they qualify for recognition in accordance with IAS 37. Costs expensed as incurred relate mainly to the establishment of new common IT systems and transactional processes across Syngenta’s businesses and the relocation of staff and operations as part of the restructuring, which do not quality for accrual under IAS 37.

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

2008
The Operational Efficiency program announced in February 2007 includes restructuring in Crop Protection and Seeds. The overall cost of this program is estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to 2011. During 2008, restructuring charges of US$19 million were incurred by Crop Protection under this program, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program relate to Crop Protection and Seeds and consist mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for further standardization and consolidation of back office operations.

Seeds integration costs of US$46 million relate mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million. Seeds integration related consultancy charges of approximately US$6 million were also expensed as incurred.

Non-cash restructuring and impairment costs consist of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. Impairments of intangible assets of US$17 million include accelerated amortization of a lease related to a Crop Protection development site, the closure of which was announced in 2006. Impairments and write-offs of property, plant and equipment included an US$11 million write-down of a former Crop Protection production site that was sold in 2008. Impairments of available-for-sale financial assets total US$37 million consisting mainly of recognition of the significant decline in the share price of Verenium (previously Diversa) Corporation.

Reversal of inventory step up included in cost of goods sold in 2008 consists of the reversal of inventory step up on the Zeraim Gedera acquisition.

2007
Syngenta incurred costs of US$41 million associated with the Operational Efficiency program announced in 2004, which relates to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.

6. Restructuring and impairment continued

In connection with the Operational Efficiency program announced in 2007, US$27 million in cash costs were incurred by Crop Protection related to the restructuring of the Development function, projects to improve the efficiency of the distribution and manufacturing networks, and for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain. Cash costs in Seeds under this program totaled approximately US$32 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, the exit from an onerous supply contract and exiting unprofitable crops in unprofitable geographies. In addition, headquarter and information systems restructuring activity incurred costs of US$17 million.

Seeds acquisition integration costs of US$9 million relate to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Non-cash restructuring and impairment costs consist of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations announced prior to and during 2006. Impairments of intangible assets largely relate to accelerated amortization of a lease on the Crop Protection development site referred to in the above discussion on 2008 restructuring costs.

Divestment gains of US$121 million were realized mainly from the sale of a major part of the Rosental site in Basel and from the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 includes the reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

2006
In connection with the Operational Efficiency program announced in 2004, cash costs of US$60 million were recorded in respect of announcements of the consolidation of activities in two manufacturing sites in France and Belgium and reductions of sales, marketing and administrative resources in France. Continuing activity related to restructuring announced prior to 2006 gave rise to cash costs of US$61 million in Crop Protection. The announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world, gave rise to cash costs of US$78 million and accelerated amortization charges of US$5 million.

Seeds acquisition integration costs of US$36 million were mainly for the ongoing integration of the Seeds NAFTA Corn and Soybean business.

Non-cash restructuring and impairment costs include impairments of property, plant and equipment including accelerated depreciation charges for two sites in NAFTA Crop Protection and intangible asset impairments related to a contract termination and the impairment of a supply agreement.

Reversal of inventory step up in 2006 included the final reversal of the inventory step up on the Garst and Golden Harvest acquisitions and the reversal of the step up on the Fafard and EGV acquisitions.

Movements in restructuring provisions were as follows:

(US$ million)	Employee termination costs	Other third party costs	Total
January 1, 2006	112	91	203
Cash payments	(72)	(101)	(173)
Additions charged to income	153	82	235
Releases credited to income	(8)	(20)	(28)
Additions due to acquisitions	–	8	8
Reclassifications	(5)	(8)	(13)
Translation (gains)/losses, net	10	5	15
December 31, 2006	190	57	247
Cash payments	(126)	(88)	(214)
Additions charged to income	49	80	129
Releases credited to income	(9)	(3)	(12)
Reclassifications	11	5	16
Translation (gains)/losses, net	8	1	9
December 31, 2007	123	52	175
Cash payments	(75)	(65)	(140)
Additions charged to income	35	68	103
Releases credited to income	(9)	(10)	(19)
Reclassifications	(1)	(8)	(9)
Translation (gains)/losses, net	(6)	(2)	(8)
December 31, 2008	67	35	102

7. Income taxes

Income before taxes from continuing operations consists of the following:

(US$ million)	2008	2007	2006
Switzerland	900	622	311
Foreign	792	797	487
Total income before taxes and minority interests	1,692	1,419	798

Income tax (expense) on income from continuing operations consists of the following:

(US$ million)	2008	2007	2006
Current income tax (expense)
Switzerland	(148)	(73)	(31)
Foreign	(113)	(340)	(63)
Total current income tax (expense)	(261)	(413)	(94)

Deferred income tax (expense)/benefit
Switzerland	(32)	(58)	8
Foreign	(14)	163	(75)
Total deferred income tax (expense)/benefit	(46)	105	(67)

Total income tax (expense)
Switzerland	(180)	(131)	(23)
Foreign	(127)	(177)	(138)
Total income tax (expense)/benefit	(307)	(308)	(161)

The components of current income tax expense on income from continuing operations are:

(US$ million)	2008	2007	2006 (reclassified)(1)
Current tax (expense) relating to current years	(417)	(411)	(221)
Adjustments to current tax for prior periods	154	(9)	119
Benefit of previously unrecognized tax losses	2	7	8
Total current income tax expense	(261)	(413)	(94)
(1) US$18 million of current income tax benefit for 2006 has been reclassified from expense relating to current years to adjustments to current tax for prior periods

Adjustments to current tax for prior periods in 2008 relate to the conclusion with outcomes more favorable than anticipated of several taxation audits and Advance Pricing Agreements (APAs) with tax authorities within the EAME and NAFTA regions during the year. Approximately US$124 million relate to tax audits completed and liabilities extinguished by expiration of the statute of limitations in 2008, covering years from 2002 to 2006. It is Syngenta’s practice to release tax provisions relating to a particular year when the tax audit of that year is completed, an APA settlement is reached which impacts on previous years’ tax payments or otherwise the statute of limitations for that year expires, unless there is evident reason for earlier release.

The adjustments to current tax expense for prior periods in 2006 include US$54 million relating to litigation with tax authorities, which was settled during 2006 with an outcome more favorable than anticipated, and US$87 million related to tax audits and APAs which were concluded in 2006 and covered periods up to 2002. These tax audits and APAs related to several countries in the NAFTA and APAC regions.

7. Income taxes continued

The components of deferred income tax (expense)/benefit on income from continuing operations are:

(US$ million)	2008	2007	2006
Origination and reversal of temporary differences	(45)	33	(51)
Changes in tax rates or legislation	(1)	24	3
Benefit of previously unrecognized tax losses	–	23	(3)
Recognition of previously unrecognized other deferred tax assets	–	25	(16)
Total deferred income tax (expense)/benefit	(46)	105	(67)

The following tax was (charged)/credited to shareholders’ equity:

(US$ million)	2008	2007	2006
Current tax	90	35	16
Deferred tax	(135)	36	36
Total income tax (charged)/credited to shareholders’ equity	(45)	71	52

Analysis of tax rate
The analysis of Syngenta’s tax rate has been presented using the Swiss tax rate of 25% as the statutory tax rate. Syngenta considers this more meaningful than using a weighted average tax rate.

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate on income from continuing operations are:

	2008%	2007%	2006%
Statutory tax rate	25	25	25
Effect of income taxed at different rates	(5)	(3)	(7)
Tax on share based payment	2	2	3
Restructuring and impairment costs not deductible for tax	–	(1)	2
Effect of other disallowed expenditures and income not subject to tax	(2)	(2)	1
Effect of changes in tax rates and laws on previously recognized deferred tax assets	–	(2)	–
Effect of recognition of previously unrecognized deferred tax assets	–	(3)	(1)
Effect of non-recognition of deferred tax assets	4	–	3
Changes in prior year estimates and other items	(6)	6	(6)
Effective tax rate	18	22	20

7. Income taxes continued

The deferred tax assets and liabilities at December 31, 2008 and 2007 consist of the following:

(US$ million)	2008	2007
Assets associated with:
– Inventories	342	364
– Accounts receivable	74	55
– Property, plant and equipment	5	12
– Pension and employee costs	37	91
– Provisions	219	243
– Net operating losses	30	69
– Financial instruments, including derivatives	46	34
– Other	52	69
Deferred tax assets	805	937
Adjustment to offset deferred tax assets and liabilities(1)	(291)	(298)
Adjusted deferred tax assets	514	639

Liabilities associated with:
– Property, plant and equipment depreciation	236	225
– Intangible assets	327	381
– Pensions and employee costs	116	108
– Inventories	66	86
– Financial instruments, including derivatives	53	36
– Provisions and accruals	111	18
– Other	41	66
Deferred tax liabilities	950	920
Adjustment to offset deferred tax assets and liabilities[1]	(291)	(298)
Adjusted deferred tax liabilities	659	622
(1)  Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2008 and 2007 of net operating loss carry forwards which have not been recognized as deferred tax assets by expiration date is as follows:

(US$ million)	2008	2007
One year	7	2
Two years	7	5
Three years	23	3
Four years	4	26
Five years	18	17
More than five years	537	388
No expiry	61	156
Total	657	597

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards  is 5% of the gross amounts.

7. Income taxes continued

The movements in deferred tax assets and liabilities during 2008 are as follows:

2008 (US$ million)	January 1	Recognized in net income	Recognized in equity	Currency translation effects	Other movements	December 31
Assets associated with:
– Inventories	364	50	(67)	3	(8)	342
– Accounts receivable	55	43	–	(24)	–	74
– Property, plant and equipment	12	(6)	–	(1)	–	5
– Pensions and employee costs	91	(13)	(39)	–	(2)	37
– Provisions	243	(8)	–	(10)	(6)	219
– Net operating losses	69	(28)	–	(11)	–	30
– Financial instruments, including derivatives	34	5	(4)	(1)	12	46
– Other	69	(22)	(1)	5	1	52
Deferred tax assets	937	21	(111)	(39)	(3)	805

Liabilities associated with:
– Property, plant and equipment	225	26	–	(16)	1	236
– Intangible assets	381	(44)	–	(4)	(6)	327
– Pensions and employee costs	108	37	–	(21)	(8)	116
– Inventories	86	6	–	(18)	(8)	66
– Financial instruments, including derivatives	36	(17)	21	1	12	53
– Other provisions and accruals	18	81	3	9	–	111
– Other	66	(22)	–	(7)	4	41
Deferred tax liabilities	920	67	24	(56)	(5)	950
Net deferred tax asset/(liability)	17	(46)	(135)	17	2	(145)

Deferred tax assets, other than net operating losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items in accordance with the accounting policy described in Note 2.

(US$ million)	2008	2007
Temporary differences for which no deferred tax assets have been recognized	524	376
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	158	119

There are no income tax consequences for Syngenta of paying a dividend to its shareholders.

8. Earnings per share

(US$ million except number of shares)	2008	2007	2006
Basic and diluted earnings:
Profit for the period	1,385	1,111	637
of which:
Profit attributable to Syngenta AG shareholders	1,385	1,109	634

Weighted average number of shares
Weighted average number of shares – basic	93,916,415	95,973,958	98,165,298
Adjustments for dilutive potential ordinary shares:
Grant of options to Syngenta AG shareholders	–	–	192,581
Grants of options over Syngenta AG shares under employee share participation plans	662,703	946,450	1,204,321
Grants of Syngenta AG shares under employee share participation plans	117,644	222,960	313,980
Weighted average number of shares – diluted	94,696,762	97,143,368	99,876,180

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary shareholders of Syngenta AG by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders of Syngenta AG by the sum of the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

The calculation of diluted earnings per share for 2008, 2007 and 2006 excluded 288,552, 344,562 and 319,411 respectively of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

9. Trade and other accounts receivable

Trade and other accounts receivable at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007
Trade accounts receivable - gross	2,668	2,729
Provision for doubtful receivables	(357)	(343)
Total trade receivables, net	2,311	2,386
Other receivables - gross	452	438
Provision for doubtful receivables	(6)	(10)
Income taxes recoverable	33	88
Total other accounts receivable	479	516

Movements on provisions for doubtful trade receivables were as follows:

(US$ million)	2008	2007
January 1	(343)	(368)
Additions charged to income	(90)	(4)
Amounts written off	30	67
Other movements	5	(3)
Currency translation effects	41	(35)
December 31	(357)	(343)

9. Trade and other accounts receivable continued

The ages of trade and other receivables that were past due at December 31, but not impaired, were as follows:

2008 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	559	319	52	188
Other receivables	258	189	33	36
Provision for doubtful receivables	(222)	(32)	(20)	(170)
Total	595	476	65	54

2007 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	441	164	34	243
Other receivables	211	130	34	47
Provision for doubtful receivables	(231)	(3)	(21)	(207)
Total	421	291	47	83

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

At December 31, 2008, US$98 million (2007: US$54 million) of trade receivables had be en rescheduled.

10. Financial and other current assets

Financial and other current assets at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007 (reclassified)(1)
Prepaid expenses – third party	156	139
Derivative assets – hedging trading exposures	376	176
Marketable securities	5	90
Assets held for sale	11	13
Other	23	14
Total	571	432

(1) See footnote 1 on the Consolidated Balance Sheet

11. Inventories

Inventories at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007
Raw materials and consumables	869	679
Biological assets	28	25
Work in progress	890	809
Finished products	1,669	1,134
Total	3,456	2,647

Inventories recognized as an expense during the period	4,772	4,158
Cost of inventories against which provisions have been made	449	513
Inventories carried at fair value less costs to sell	206	277

Movements on provisions for inventories were as follows:

(US$ million)	2008	2007
January 1	(261)	(224)
Additions charged to income	(140)	(122)
Reversals of inventory provisions	31	18
Amounts utilized on disposal of related inventories	90	85
Other movements	1	(4)
Currency translation effects	8	(14)
December 31	(271)	(261)

Movements on biological assets were as follows:

(US$ million)	2008	2007
January 1	25	4
Additions due to acquisitions	2	6
Changes in fair value	126	78
Sales	(127)	(65)
Currency translation effects	2	2
December 31	28	25

Quantities of biological assets in inventories at December 31 were:

(millions of plants)	2008	2007
Young plants	7	10
Cuttings	364	303

12. Property, plant and equipment

The following table shows the movement in Property, plant and equipment during 2008:

2008 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	131	1,502	3,575	190	5,398
Additions	12	52	213	208	485
Disposals	(1)	(28)	(169)	–	(198)
Assets reclassified as held for sale(1)	–	(19)	(186)	–	(205)
Transfers between categories	–	58	102	(160)	–
Other movements	(25)	4	23	(5)	(3)
Currency translation effects	(12)	(91)	(345)	(12)	(460)
December 31	105	1,478	3,213	221	5,017

Accumulated depreciation
January 1	(2)	(826)	(2,432)	–	(3,260)
Depreciation charge	–	(54)	(188)	–	(242)
Impairment losses	(10)	(4)	(3)	–	(17)
Depreciation on disposals	–	27	149	–	176
Depreciation on assets reclassified as held for sale(1)	–	19	181	–	200
Other movements	11	5	(18)	–	(2)
Currency translation effects	1	52	263	–	316
December 31	–	(781)	(2,048)	–	(2,829)

Net book value – December 31	105	697	1,165	221	2,188
Insured value – December 31	120	3,029	3,368	120	6,637
(1) Assets reclassified as held for sale include the Cold Creek site in the USA

Additions to Property, plant and equipment of US$485 million comprise US$444 million of cash purchases, US$14 million due to business combinations and US$27 million of other additions, including initial recognition of finance leases.

Asset impairments were calculated as described in Note 2. Impairment losses related to restructuring and impairment are disclosed in Note 6.

The net book value of Property, plant and equipment accounted for as finance lease assets at December 31, 2008 was US$47 million (2007: US$8 million).

The following table shows the movement in Property, plant and equipment during 2007:

2007 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	138	1,404	3,536	139	5,217
Additions due to business combinations(1)	1	6	33	–	40
Other additions	6	27	119	170	322
Disposals	(8)	(27)	(346)	(1)	(382)
Assets reclassified as held for sale	(1)	(34)	(1)	–	(36)
Transfers between categories	(10)	36	99	(125)	–
Other movements	–	(6)	(45)	–	(51)
Currency translation effects	5	96	180	7	288
December 31	131	1,502	3,575	190	5,398

Accumulated depreciation
January 1	(2)	(775)	(2,483)	–	(3,260)
Depreciation charge	–	(50)	(180)	–	(230)
Impairment losses	–	(7)	(32)	–	(39)
Impairment reversal	–	–	19	–	19
Depreciation on disposals	–	22	328	–	350
Depreciation on assets reclassified as held for sale	–	26	1	–	27
Other movements	–	6	45	–	51
Currency translation effects	–	(48)	(130)	–	(178)
December 31	(2)	(826)	(2,432)	–	(3,260)

Net book value – December 31	129	676	1,143	190	2,138
Insured value – December 31	–	2,242	4,763	134	7,139
(1) Additions in 2007 due to acquisition of Fischer and Zeraim Gedera

13. Intangible assets

The following table shows the movement in intangible assets for 2008:

2008 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,567	2,637	58	47	199	396	4,904
Additions from business combinations(1)	19	1	–	10	–	70	100
Other additions	–	321	–	1	57	28	407
Currency translation effects	(27)	(3)	–	12	10	(8)	(16)
December 31	1,559	2,956	58	70	266	486	5,395

Accumulated amortization
January 1	(326)	(1,415)	(17)	(26)	(137)	(193)	(2,114)
Amortization charge	–	(130)	(4)	(9)	(14)	(24)	(181)
Impairment losses	(1)	–	–	–	–	(17)	(18)
Currency translation effects	9	(7)	–	(2)	(3)	4	1
December 31	(318)	(1,552)	(21)	(37)	(154)	(230)	(2,312)

Net book value, December 31	1,241	1,404	37	33	112	256	3,083
(1) Additions due to the 2008 Goldsmith, Yoder and SPS provisional purchase accounting and the finalization of the Zeraim Gedera purchase accounting

Other additions include intangible assets arising from license agreements signed during 2008 with several counterparties which involved non monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was US$118 million.

Amortization is included partly within cost of goods sold and partly within general and administrative expenses. Other intangibles consist principally of values assigned to leases, supply contracts, peat extraction rights and customer relationships acquired in business combinations.

The following table shows the movement in intangible assets for 2007:

2007 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,460	2,588	47	32	147	322	4,596
Additions from business combinations(1)	92	–	10	–	–	64	166
Other additions	–	–	–	8	40	4	52
Currency translation effects	15	49	1	7	12	6	90
December 31	1,567	2,637	58	47	199	396	4,904

Accumulated amortization
January 1	(322)	(1,251)	(13)	(17)	(120)	(149)	(1,872)
Amortization charge	–	(124)	(4)	(6)	(12)	(22)	(168)
Impairment losses	–	–	–	–	–	(16)	(16)
Currency translation effects	(4)	(40)	–	(3)	(5)	(6)	(58)
December 31	(326)	(1,415)	(17)	(26)	(137)	(193)	(2,114)

Net book value, December 31	1,241	1,222	41	21	62	203	2,790
(1) Additions due to the 2007 Fischer and Zeraim Gedera provisional purchase accounting and the finalization of the Fafard purchase accounting

14. Financial and other non-current assets

Financial and other non-current assets at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007 (reclassified)(1)
Long-term loans to joint venture	–	3
Equity securities available-for-sale	117	131
Long-term marketable securities	2	12
Other non-current receivables	146	119
Prepaid pension (Note 22)	628	676
Investments in associates and joint ventures	134	89
Derivative financial assets
– Hedging financing exposures	152	168
– Hedging trading exposures	–	31
Total	1,179	1,229
(1) See footnote 1 on the Consolidated Balance Sheet

Investments in associates and joint ventures at December 31, 2008 consist mainly of US$66 million (2007: US$63 million) for a 50% ownership of CIMO Compagne Industrielle de Monthey SA, Switzerland, US$36 million for the 49% ownership of Sanbei Seeds Co. Ltd., China acquired in 2008 and US$23 million (2007: US$21 million) for a 40% ownership of Maisadour Semences SA, France. Income statement effects are not significant.

Syngenta accounts for investments in associates and joint ventures using the equity method. None of the investments are publicly quoted.

Changes in equity securities classified as available-for-sale are as follows:

(US$ million)	2008	2007
January 1	131	168
Changes in fair value	9	(48)
Other additions	17	9
Disposals	(4)	–
Impairments	(37)	(2)
Currency translation effects	1	4
December 31	117	131

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2008 and 2007 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2008	2,240	1,612	59	569
2007	1,895	1,114	326	455

16. Current financial debt

Current financial debt at December 31, 2008 and 2007 is as follows:

(US$ million)	2008	2007
Receivables factored with recourse	76	48
Commercial paper	–	225
Bank and other financial debt	112	121
Current portion of non-current financial debt (Note 18)	23	5
Total	211	399

The above balance sheet values of current financial debt approximate the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the current bank and other financial debts, including the current portion of non-current financial debts, was 4.4% per annum and 8.4% per annum in 2008 and 2007. The weighted average interest rate includes the cost of financing emerging market borrowings.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013. As of December 31, 2008, Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon its long-term credit rating ranging from 0.03% to 0.06% of the unused amount throughout the term of the facilities.

The contractual maturities of current financial debts at December 31 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2008	211	69	12	130
2007	399	280	28	91

17. Other current liabilities

Other current liabilities at December 31, 2008 and 2007 consist of the following:

(US$ million)	2008	2007 (reclassified)(1)
Accrued short-term employee benefits	322	277
Taxes other than income taxes	72	78
Accrued interest payable	41	31
Accrued utility costs	42	27
Social security and pension contributions	46	60
Derivative liabilities – hedging trading exposures	457	142
Other payables	146	136
Other accrued expenses	165	98
Total	1,291	849
(1) See footnote 1 on the Consolidated Balance Sheet

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents estimated timing of cash outflow.

2008 (US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
Derivative liabilities	457	329	57	71
Other current liabilities	834	505	246	83
Total	1,291	834	303	154

2007 (US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
Derivative liabilities	142	100	29	13
Other current liabilities	707	419	106	182
Total	849	519	135	195

18. Non-current financial debt and other non-current liabilities

Non-current financial debt and other non-current liabilities at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007 (reclassified)(1)
Unsecured bond issues and US private placement notes	2,496	1,711
Liabilities to banks and other financial institutions	14	16
Finance lease obligations	37	4
Total financial debt (including current portion of non-current financial debt)	2,547	1,731
Less: current portion of non-current financial debt (Note 16)	(23)	(5)
Non-current derivative financial liabilities
– hedging financing exposures	113	33
– hedging trading exposures	12	14
Other non-current liabilities and deferred income	220	–
Total	2,869	1,773
(1) See footnote 1 on the Consolidated Balance Sheet

Other non-current liabilities and deferred income at December 31, 2008 relates to license agreements entered into during 2008 with several counterparties. Related cash flows of US$76 million are payable between one and five years and US$144 million of deferred income will be recognized in income as related licensed product sales occur.

The weighted average interest rate on the non-current bank and other financial debt was 5.3% per annum (2007: 5.3% per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt was 5.1% per annum and 5.8% per annum in 2008 and 2007 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

During 2008, Syngenta issued two Swiss franc domestic bonds with principal amounts of CHF 375 million and CHF 500 million. The CHF 500 million bond has a maturity of April 2013 and a coupon rate of 3.375%. The CHF 375 million bond has a maturity of December 2012 and a coupon rate of 3.500%. See Note 27 for details of hedging activity relating to these bonds.

The outstanding Eurobonds and Swiss franc domestic bonds have been issued under Syngenta’s Euro Medium Term Note (EMTN) program, first signed in June 2003. The program was last updated on September 30, 2008 to increase the maximum amount of borrowings to US$3 billion and is listed on the London Stock Exchange and SIX Swiss Exchange.

At December 31, 2008, the original and current carrying amounts and fair values of the bonds and US Private Placement Market issuances were as follows:

(US$ million)	Fair value	Carrying amount	Value at issue
4.125% Eurobond 2011	703	702	636
3.500% Swiss franc domestic bond 2012	371	352	316
3.375% Swiss franc domestic bond 2013	488	469	484
4.125% Eurobond 2015	669	699	641
5.110% US private placement 2020	95	99	75
5.350% US private placement 2025	103	75	75
5.590% US private placement 2035	158	100	100
Total	2,587	2,496	2,327

All non-current debt ranks equally.

18. Non-current financial debts and other non-current liabilities continued

The terms and debt repayment schedule of current and non-current financial debt at December 31, 2008 is as follows:

(US$ million)	Total	1 year or less	1–2 years	2–3 years	3–4 years	4–5 years	5–10 years	10–20 years	20–30 years
4.125% Eurobond 2011	702	–	–	702	–	–	–	–	–
4.125% Eurobond 2015	699	–	–	–	–	–	699	–	–
US private placement notes	274	–	–	–	–	–	–	174	100
3.375% Swiss franc domestic bond 2013	469	–	–	–	–	469	–	–	–
3.500% Swiss franc domestic bond 2012	352	–	–	–	352	–	–	–	–
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	126	116	10	–	–	–	–	–	–
Finance lease obligations	37	19	13	5	–	–	–	–	–
Receivables factored with recourse	76	76	–	–	–	–	–	–	–
Total	2,735	211	23	707	352	469	699	174	100

Interest paid on long-term financial debt was US$78 million, US$69 million and US$56 million in 2008, 2007 and 2006 respectively.

19. Provisions

Provisions at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007
Restructuring provisions (Note 6)	102	175
Employee benefits:
– Pensions (Note 22)	147	153
– Other post-retirement benefits (Note 22)	32	35
– Other long-term employee benefits	50	66
Environmental provisions (Note 25)	432	450
Provisions for legal and product liability settlements (Note 25)	199	219
Other provisions	129	91
Total	1,091	1,189
Current portion of:
– Restructuring provisions	70	112
– Employee benefits:	16	13
– Environmental provisions	59	59
– Provisions for legal and product liability settlements	15	22
– Other provisions	10	17
Total current provisions	170	223
Total non-current provisions	921	966
Total	1,091	1,189

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Where there is judged to be sufficient certainty of recovery Syngenta has recognized a receivable for the reimbursement. At December 31, 2008, Syngenta recognized US$40 million (2007: US$14 million), in ‘financial and other non-current assets’ and US$nil (2007: US$14 million) in ‘other accounts receivable’ in respect of expected reimbursements.

19. Provisions continued

Provisions for legal and product liability settlements include provisions for numerous legal matters. For claims which according to Syngenta’s reasonable assessment are unfounded, Syngenta has provided for the costs of defense only. For claims where an outcome unfavorable to Syngenta is reasonably assessed as more likely than not, provision has been made for the estimated amount of damages and settlement, including legal costs. Significant legal proceedings are discussed in Note 25 below. With regards to proceedings other than those settled in 2008, and where Syngenta is defendant in the case and subject to potential financial damages, there has been no material change in Syngenta’s view of the probable outcome during 2008. There can, however, be no guarantee that the ultimate outcome will be in line with Syngenta’s current view.

The following table analyzes the movement in provisions during 2008:

(US$ million)	Balance at January 1, 2008	Charged to income	Release of provisions credited to income	Payments	Reclassi- fications	Currency translation effects	Balance at December 31, 2008
Restructuring provisions (Note 6)	175	103	(19)	(140)	(9)	(8)	102
Employee benefits:
– Pensions (Note 22)	153	80	(2)	(113)	38	(9)	147
– Other post-retirement benefits (Note 22)	35	13	–	(11)	–	(5)	32
– Other long-term employee benefits	66	2	(1)	(8)	(7)	(2)	50
Environmental provisions (Note 25)	450	34	(11)	(50)	4	5	432
Provisions for legal and product liability settlements	219	13	(26)	(19)	24	(12)	199
Other provisions	91	23	(9)	(20)	55	(11)	129
Total	1,189	268	(68)	(361)	105	(42)	1,091

Other provisions mainly comprise provisions for long-term contractual obligations.

20. Share capital

The number of ordinary shares of par value CHF 0.10 (2007: CHF 0.10) that were authorized, issued and outstanding at, and the movements during the years ended December 31, 2008 and 2007, were as follows. There were no shares authorized but unissued.

	2008		2007
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	100.8	(6.1)	104.1	(6.6)
Cancellation of treasury shares	(3.8)	3.8	(3.3)	3.3
Share repurchase plan	–	(2.6)	–	(3.8)
Issue of ordinary shares under employee share purchase and option plans	–	0.9	–	1.0
December 31	97.0	(4.0)	100.8	(6.1)

At December 31, 2008 and 2007 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2008, 2007 and 2006:

(US$ million)	2008	2007	2006
Depreciation, amortization and impairment of:
– Property, plant and equipment (Note 12)	259	250	251
– Intangible assets (Note 13)	199	184	212
– Financial assets	41	(1)	–
Gain on disposal of non-current assets	(4)	(127)	(31)
Charge in respect of share based compensation	49	42	42
Charges in respect of provisions (Note 19)	200	332	354
Income in respect of reimbursements of provisions	(36)	–	–
Net financial expenses	169	42	20
Losses on hedges reported in operating income	99	–	–
Share of net loss/(gain) from associates	(3)	3	11
Total	973	725	859

22. Post-employment benefits

Syngenta has, apart from the legally required social security arrangements, numerous independent pension plans. Many of these plans are “defined contribution” where the company contribution and resulting benefit costs are a set percentage of employees’ pay. However, the majority of employees are covered by “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities.

The defined benefit obligations of all major plans are re-appraised yearly. Plan assets are recorded at fair values.

Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA. The defined benefit section of Syngenta’s UK pension fund was closed to new members with effect from January 1, 2002, but the majority of members still have defined benefit rights based on final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance must be paid as an annuity. The trustee of the fund is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI). Employer contributions must be agreed between Syngenta and the trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. As disclosed in Note 7 to its statutory accounts, Syngenta AG has undertaken to ensure Syngenta Ltd. will honor that guarantee. As from April 6, 2006, UK pension legislation changed so as to give members of pension funds the opportunity to take a greater proportion of their retirement benefits in the form of a lump sum immediately on retiring, which is tax-free for the employee. Syngenta has assumed that members retiring in future years will take the lump sum option to the same extent as did members who have retired recently. Under the actuarial assumptions used to value the Syngenta UK Pension Fund, this reduced the benefit obligation by US$45 million. This has been accounted for as a gain in the 2006 consolidated income statement.

Syngenta’s Swiss pension plan contains a cash balance benefit formula, accounted for as a defined benefit plan. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the trustees’ discretion. At retirement date, members have the right to take 25% of their retirement benefit as a lump sum, with the balance converted to a fixed annuity at the rates defined in the fund rules. The trustees may increase the annuity at their discretion.

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

22. Post-employment benefits continued

A summary of the status of Syngenta’s defined benefit plans at December 31, 2008 and 2007 using actuarial assumptions determined in accordance with IAS 19 is given below.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the defined benefit pension plans and other post-retirement benefit plans.

	Pension		Other post-retirement benefits
(US$ million)	2008	2007	2008	2007
Benefit obligations
At January 1	4,713	4,548	185	164
Current service cost	93	103	3	2
Employee contributions	26	29	–	–
Interest cost	195	211	11	9
Actuarial (gain)/loss	(354)	(118)	(9)	18
Benefit payments	(193)	(262)	(10)	(9)
Other movements	–	22	11	(1)
Currency translation effects	(598)	180	(5)	2
Benefit obligation at December 31	3,882	4,713	186	185
Of which arising from:
Funded plans	3,742	4,569	170	164
Wholly unfunded plans	140	144	16	21

	Pension		Other post-retirement benefits
(US$ million)	2008	2007	2008	2007
Plan assets at fair value
At January 1	4,669	4,249	110	105
Actual return on plan assets	(456)	313	(23)	5
Employer contributions	140	165	11	10
Employee contributions	26	29	–	–
Benefit payments	(193)	(262)	(10)	(9)
Other movements	6	12	(1)	(1)
Currency translation effects	(636)	163	–	–
Plan assets at fair value at December 31	3,556	4,669	87	110

Actual return on plan assets can be analyzed as follows:

	Pension		Other post-retirement benefits
(US$ million)	2008	2007	2008	2007
Expected return on plan assets	222	249	7	7
Actuarial gain/(loss)	(678)	64	(30)	(2)
Total	(456)	313	(23)	5

22. Post-employment benefits continued

	Pension		Other post-retirement benefits
(US$ million)	2008	2007	2008	2007
Funded status	(326)	(44)	(99)	(75)
Unrecognized actuarial loss	812	542	62	50
Unrecognized past service cost/(gain)	(27)	(29)	5	(10)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(6)	(4)	–	–
Prepaid/(accrued) benefit cost	453	465	(32)	(35)

Amounts recognized in the balance sheet
Prepaid benefit costs (Note 14)	628	676	–	–
Accrued benefit liability	(175)	(211)	(32)	(35)
Net amount recognized	453	465	(32)	(35)

Of the accrued benefit liability for pensions of US$175 million at December 31, 2008, US$147 million is included in Note 19 as pension provisions and US$28 million as restructuring provisions (2007: US$153 million as pension and US$58 million as restructuring).

Syngenta’s estimate of the benefit payments to be made in the following future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)	Pensions	Other post-retirement benefits	Total
2009	209	12	221
2010	215	13	228
2011	226	13	239
2012	232	13	245
2013	243	14	257
Years 2014–2018	1,347	73	1,420
Total 2009–2018	2,472	138	2,610

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

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2009 is US$150 million, including US$20 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2009.

22. Post-employment benefits continued

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows.

	Switzerland	UK	USA	Other plans	Total
At December 31, 2008	Fair value US$m	Fair value US$m	Fair value US$m	Fair value US$m	Fair value US$m	%
Equities	248	589	95	41	973	27
Property	90	–	–	–	90	3
Bonds	476	459	250	133	1,318	37
Other assets	349	552	147	11	1,059	30
Cash and cash equivalents	57	31	26	2	116	3
Fair value of assets	1,220	1,631	518	187	3,556	100
Benefit obligation	(1,384)	(1,633)	(535)	(330)	(3,882)
Funded status	(164)	(2)	(17)	(143)	(326)

	Switzerland		UK		USA		Other plans	Total
At December 31, 2007	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Expected rate of return %	Fair value US$m	Fair value US$m	Fair value US$m	%
Equities	6.5	344	7.0	1,040	8.5	145	60	1,589	34
Property	4.3	114	–	–	–	–	–	114	2
Bonds	3.3	532	5.0	783	6.0	252	138	1,705	37
Other assets	5.0	332	6.0	643	8.5	177	29	1,181	25
Cash and cash equivalents	1.0	37	6.0	25	3.5	17	1	80	2
Fair value of assets	4.5	1,359	6.1	2,491	7.3	591	228	4,669	100
Benefit obligation		(1,351)		(2,436)		(551)	(375)	(4,713)
Funded status		8		55		40	(147)	(44)

There are no significant post-retirement healthcare plans in countries other than the USA. The fair value of the assets and liabilities for post-retirement healthcare plans at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007
Equities	35	59
Bonds	52	51
Fair value of assets	87	110
Benefit obligation	(186)	(185)
Funded status	(99)	(75)

22. Post-employment benefits continued

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension and other post-retirement benefit plans.

	Pension			Other post-retirement benefits
(US$ million)	2008	2007	2006	2008	2007	2006
Current service cost, net of employee contributions	93	103	108	3	2	2
Interest cost	195	211	185	11	9	9
Expected return on plan assets	(222)	(249)	(215)	(7)	(7)	(6)
Amortization of actuarial loss	12	26	32	7	6	9
Effect of limitation on recognition of surplus	2	4	–	–	–	–
Past service cost	(1)	(2)	(50)	(2)	(4)	(5)
Curtailments and settlements	–	15	50	1	–	–
Net periodic benefit cost	79	108	110	13	6	9

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments compared to the actuarial assumptions for the years 2004 to 2008 for pensions are as follows:

(US$ million)	2008	2007	2006	2005	2004
Benefit obligation	(3,882)	(4,713)	(4,548)	(3,936)	(3,864)
Plan assets	3,556	4,669	4,249	3,507	3,184
Funded surplus/(deficit)	(326)	(44)	(299)	(429)	(680)
Changes in actuarial assumptions	412	200	22	(348)	(191)
Experience adjustments (increasing)/reducing plan liabilities	(58)	(82)	(5)	(20)	(39)
Experience adjustments on plan assets: actual returns greater/(less) than expected	(678)	64	49	149	75
Total	(324)	182	66	(219)	(155)

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

	Pension			Other post-retirement benefits
Weighted-average assumptions: benefit cost for the year ended December 31	2008%	2007%	2006%	2008%	2007%	2006%
Discount rate	5.0	4.5	4.2	6.00	5.75	5.50
Rate of compensation increase	2.9	3.0	3.0	–	–	–
Expected return on plan assets	5.7	5.7	5.6	6.75	6.75	6.75

	Pension		Other post-retirement benefits
Weighted-average assumptions: benefit obligation as at December 31	2008%	2007%	2008%	2007%
Discount rate	5.2	5.0	6.1	6.0
Rate of compensation increase	2.8	2.9	–	–

Mortality assumptions are discussed in Note 2 above under “critical accounting estimates”.

Other post-retirement benefits
The assumed healthcare cost trend rate at December 31, 2008 was 8.0%, decreasing in each successive year from 2009 onwards, to reach an ultimate rate of 5.0% in 2015.

In some Syngenta operations, employees are covered by defined contribution plans for pensions. Syngenta contributions to these plans were as follows:

(US$ million)	2008	2007	2006
Defined contribution benefit cost	25	24	27

23. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (LTI)
The Syngenta Long-Term Incentive Plan provides selected executives and key employees of Syngenta with the opportunity to obtain the right to purchase shares of Syngenta. The grant of options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2007 and 2008, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2007 and 2008.

Year ended December 31, 2007	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
	76.5	27.6	–	(4.0)	–	23.6	23.6	3.00
	83.7	20.3	–	(3.9)	–	16.4	16.4	3.25
	98.0	86.1	–	(31.6)	–	54.5	54.5	4.25
	98.0	40.5	–	(8.1)	–	32.4	32.4	5.25
	59.7	197.5	–	(88.8)	(1.7)	107.0	107.0	5.25
	59.7	141.5	–	(46.4)	–	95.1	95.1	6.25
	89.3	434.2	–	(218.9)	(1.3)	214.0	214.0	6.25
	89.3	474.1	–	(310.2)	(0.7)	163.2	163.2	7.25
	127.4	399.4	–	(23.1)	(16.6)	359.7	73.2	7.25
	185.0	315.8	–	(8.4)	(13.2)	294.2	38.2	8.25
	226.7	–	265.6	(1.7)	(8.0)	255.9	23.7	9.25
Total for year ended December 31, 2007		2,137.0	265.6	(745.1)	(41.5)	1,616.0	841.3
Year ended December 31, 2008
	76.5	23.6	–	(5.7)	–	17.9	17.9	2.00
	83.7	16.4	–	(5.4)	–	11.0	11.0	2.25
	98.0	54.5	–	(10.9)	(1.1)	42.5	42.5	3.25
	98.0	32.4	–	(12.9)	–	19.5	19.5	4.25
	59.7	107.0	–	(35.8)	(1.2)	70.0	70.0	4.25
	59.7	95.1	–	(38.6)	–	56.5	56.5	5.25
	89.3	214.0	–	(59.6)	(0.9)	153.5	153.5	5.25
	89.3	163.2	–	(79.0)	–	84.2	84.2	6.25
	127.4	359.7	–	(152.7)	–	207.0	207.0	6.25
	185.0	294.2	–	(34.2)	(5.8)	254.2	16.1	7.25
	226.7	255.9	–	(22.3)	(6.3)	227.3	11.7	8.25
	301.5	–	234.8	(0.4)	(3.1)	231.3	5.9	9.25
Total for year ended December 31, 2008		1,616.0	234.8	(457.5)	(18.4)	1,374.9	695.8

All fully vested options are exercisable.

23. Employee share participation plans continued

The exercise prices are equal to the weighted average share price on the SIX Swiss Exchange for the five business days preceding the grant date, or the share price on the SIX at the grant date, as determined by the Compensation Committee. Options over ADSs are priced at one fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after three years completion of service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

The Long-Term Incentive Plan also grants selected executives and key employees of Syngenta restricted share units (RSUs) (or equivalent restricted ADSs for relevant Syngenta employees in the USA). RSUs (or equivalent restricted ADSs) are subject to a three year vesting period. None of the RSUs or equivalent ADSs vest on a pro rata basis during the vesting period. The following table sets out RSU activity under this plan during 2007 and 2008 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2008 and 2007.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life
Year ended December 31, 2007	(CHF)	(thousands of shares)					(years)
2005 LTI grant	116.3	94.4	–	(20.5)	(4.4)	69.5	0.25
2006 LTI grant	174.8	72.0	–	(9.2)	(3.1)	59.7	1.25
2007 LTI grant	211.1	–	64.0	(6.4)	(0.8)	56.8	2.25
Total for year ended December 31, 2007		166.4	64.0	(36.1)	(8.3)	186.0

Year ended December 31, 2008
2005 LTI grant	116.3	69.5	–	(69.5)	–	–	–
2006 LTI grant	174.8	59.7	–	(2.7)	(1.3)	55.7	0.25
2007 LTI grant	211.1	56.8	–	(2.3)	(1.6)	52.9	1.25
2008 LTI grant	283.9	–	57.4	(1.6)	(0.8)	55.0	2.25
Total for year ended December 31, 2008		186.0	57.4	(76.1)	(3.7)	163.6

Share option valuation assumptions
The fair value of options granted was measured using the Black-Scholes-Merton method. The effect of early exercise has been incorporated into the model by using an estimate of the option’s expected life rather than its contractual life. The measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition.

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2008	2007	2006
Dividend yield	2.0%	2.3%	2.3%
Volatility	22.4%	22.5%	22.8%
Risk-free interest rate	2.9%	2.7%	2.1%
Expected life	7 years	7 years	7 years
Exercise price (CHF per share)	301.5	226.7	185.0

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2008, as measured at the time of grant, was based on the 96 month historical volatility of Syngenta AG shares on the SIX Swiss Exchange.

23. Employee share participation plans continued

Syngenta Deferred Share Plan
The Syngenta Deferred Share Plan provides selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The value of a deferred share and the corresponding matching share, at the time of grant, is the Syngenta share price at the time of grant adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A mandatory part of the short-term incentive is allocated as Deferred Shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the shares vest on a pro rata basis during the vesting period.

The following table sets out activity under this plan during 2008 and 2007 including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
Year ended December 31, 2007	(thousands of shares)				(years)
2003 incentive year grant awarded in 2004	72.2	–	(72.2)	–	0.00
2004 incentive year grant awarded in 2005	82.0	–	(35.2)	46.8	0.25
2005 incentive year grant awarded in 2006	48.9	–	(14.7)	34.2	1.25
2006 incentive year grant awarded in 2007	–	35.8	(7.0)	28.8	2.25
Total for year ended December 31, 2007	203.1	35.8	(129.1)	109.8

Year ended December 31, 2008
2004 incentive year grant awarded in 2005	46.8	–	(46.8)	–	0.00
2005 incentive year grant awarded in 2006	34.2	–	(5.8)	28.4	0.25
2006 incentive year grant awarded in 2007	28.8	–	(3.7)	25.1	1.25
2007 incentive year grant awarded in 2008	–	32.4	(1.2)	31.2	2.25
Total for year ended December 31, 2008	109.8	32.4	(57.5)	84.7

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value CHF	Thousands of shares
2005 Syngenta Deferred Share grant awarded in 2006	174.8	28.4
2006 Syngenta Deferred Share grant awarded in 2007	211.1	25.1
2007 Syngenta Deferred Share grant awarded in 2008	283.9	31.2
Total		84.7

None of these shares are vested as at December 31, 2008.

Employee Share Purchase Plans
Syngenta has Employee Share Purchase Plans in various countries, which entitle employees to subscribe for shares in Syngenta AG, at discounts from market value varying between 25% and 50%. Shares issued under the plans vest immediately and are subject to blocking periods between two and three years, with the exception of the UK and Singapore plans, for which a three years completion of service is required. Maximum subscription amounts vary between US$600 and US$5,000. A total of 108,141 (2007: 100,015) shares were subscribed and settled through a release of treasury shares.

Compensation expense
The compensation expense charge in the income statement is measured indirectly by reference to the fair value of the equity instruments granted as follows:

(US$ million)	2008	2007	2006
Long-Term Incentive Plan	22	16	19
Deferred Share Plan	18	16	16
Employee Share Purchase Plans	9	10	7
Total	49	42	42

23. Employee share participation plans continued

Other information regarding the plans is as follows:

	2008	2007	2006
Weighted average fair value of options granted in year (CHF per option)	69.9	50.2	39.7
Weighted average share price at exercise date for options exercised during year (CHF per option)	299.9	234.9	173.5

Fair value of shares granted in year
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	567.7	422.1	349.6
Employee Share Purchase Plans (CHF per share)	82.3	117.8	103.0
Employee Share Purchase Plan (US$ per ADS)	12.2	15.7	11.4

Cash received (US$ million) from exercise of options and subscription for shares	64	66	77

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements because Syngenta still holds sufficient treasury shares.

24. Transactions and agreements with related parties

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2008	2007 (restated)(1)	2006 (restated)(1)
Fees, salaries and other short-term benefits	13	16	14
Post-employment benefits	1	1	4
Share based compensation	9	9	16
Total	23	26	34
(1) Fees, salaries and other short-term benefit amounts presented are those charged to profit and loss during the year. In prior years, fees, salaries and other short-term benefit amounts presented were those paid during the year without regard to the year in which the reported amounts were earned. Amounts presented for 2007 and 2006 have been restated to conform with the current basis of presentation.

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

Members of the Board, excluding the Chairman, are eligible for the share plan for non-executive Directors. The Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share on the five business days prior to the grant. Under these plans, members of the Board of Directors were allocated a total of 4,288 shares in lieu of fees. These shares vest immediately and had a combined fair value at grant of US$1 million (2007: US$1 million; 2006: US$1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

Transactions and balances with employee post-retirement benefit plans are disclosed in Note 22.

In addition to those disclosed in Note 14 the following transactions between Syngenta and its associates occurred in 2008.

•	Goods and services provided by Syngenta to its associates US$5 million (2007: US$11 million).

•	Goods and services provided by the associates to Syngenta US$61 million (2007: US$55 million).

A bank overdraft guarantee of US$10 million (2007: US$15 million) has been provided to an associate.

25. Commitments and contingencies

Minimum future lease payments at December 31, 2008 for finance leases are US$42 million, of which US$22 million is due within one year, and US$20 million after more than one but less than five years.

Commitments arising from fixed-term non-cancellable operating leases in effect at December 31, 2008 and 2007 are as follows:

	Minimum lease payments payable
(US$ million)	2008	2007
Within one year	14	20
From one to two years	13	17
From two to three years	10	11
From three to four years	8	9
From four to five years	8	6
After more than five years	26	19
Total	79	82

Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2008 was US$31 million (2007: US$36 million; 2006: US$33 million).

Commitments for the purchase of property, plant and equipment at December 31, 2008 are US$172 million (2007: US$168 million).

At December 31, 2008, Syngenta has entered into the following long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The schedule of approximate committed payments is as follows:

	Materials purchases	Other	Materials purchases	Other
(US$ million)	2008	2008	2007	2007
Within one year	742	97	316	22
From one to two years	527	85	204	4
From two to three years	392	73	57	2
From three to four years	295	60	49	1
From four to five years	122	47	28	–
After more than five years	–	–	42	–
Total	2,078	362	696	29

Syngenta does not have any material contingent liabilities related to associates and joint ventures.

Syngenta has agreed to indemnify other parties for various losses or expenses in certain circumstances. For example, contracts for the sale or purchase of a business or product line may include warranties given by Syngenta to the purchaser relating to events that arose before the sale. Syngenta’s sales are also made subject to normal warranties, which cover the product technical specification and, in some cases, product performance effect on grower crop yields. Certain license agreements indemnify the other party against liability arising from claims related to the intellectual property licensed to or by Syngenta. Leases may require indemnification for liabilities Syngenta’s actions may create for the lessor or lessee. It is not possible to predict the maximum future payments possible under these or similar provisions because it is not possible to predict whether any of these contingencies will occur.

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

25. Commitments and contingencies continued

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

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois Public Water Districts, Water Service Districts and Water Authorities who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. Syngenta succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta has filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court. A case management conference has yet to be scheduled. On September 30, 2008, a related lawsuit (Syngenta Crop Protection, Inc. v INA, et al.) was filed by Syngenta in the Superior Court of the State of New Jersey seeking a declaratory judgment under the Ciba Geigy legacy insurance policies that the potential damages in the Holiday Shores case are covered under the legacy policies and that the insurers are obligated to indemnify and defend Syngenta.

Agroatar Agroatar S.A. on May 24, 2000 sued Zeneca S.A.I.C. (now Syngenta Agro S.A.) in Buenos Aires, Argentina for alleged wrongful termination of an agrochemicals supply contract. The plaintiff seeks damages for goodwill and loss of profits of US$43 million plus costs and interest. Agroatar has secured debt of between US$15 million and US$22 million and unsecured debt of US$6 million outstanding to Syngenta but claims to be owed US$7 million by Syngenta under the terminated contract. On December 27, 1999, Agroatar S.A. filed a separate suit against Advanta Semillas S.A.I.C. which was amended on June 8, 2000 to include Zeneca S.A.I.C. (now Syngenta Agro S.A.) as a co-defendant. Agroatar alleges that Advanta Semillas S.A.I.C. breached its obligations under certain agreements which had originally been entered into with Zeneca S.A.I.C. (but which were subsequently assigned to Advanta Semillas S.A.I.C.) pursuant to which Agroatar had the rights to produce and sell sunflower, corn, and sorghum seed. Based on that alleged breach, Agroatar terminated the agreements. Agroatar claims damages of US$58 million plus costs and interest. Syngenta believes it had cause to terminate the agrochemicals supply agreement and was wrongly joined to the lawsuit against Advanta Semillas and intends to defend vigorously both lawsuits. The two lawsuits were consolidated in June 2001. At the request of Agroatar, on June 5, 2008 the judge ordered the closing of the evidentiary stage and the filing of closing arguments by the parties in the agrochemicals lawsuit. The evidentiary stage in the seeds lawsuit is pending but close to completion. Both lawsuits were formally stayed until September 8, 2008 to facilitate settlement negotiations; an informal extension of this stay has been agreed between counsel instructed by the parties but will expire in early February 2009. Judgement in the court of the first instance in relation to both lawsuits is currently expected at earliest in 2009.

During 2008, the following cases were settled that had been reported as contingencies in 2007: Greens Bayou/Port of Houston, Shah and Lundquist ‘880 and ‘863 Patent Cases, Lundquist ‘798 Patent Case, Missouri Roundup Ready Soybean Branding Case, Delaware Antitrust Case/Monsanto and Golden Harvest Seeds v. Monsanto.

Tax litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

In 1996, the Brazilian Federal Revenue drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine is to be qualified as raw material (Syngenta’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 18 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. There are three decisions favorable to Syngenta at the first level courts thus far. Syngenta issued a letter of guarantee for part of the amount involved (BRL 16 million; US$7 million equivalent at December 31, 2008). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to BRL 22 million plus interest, with the combined total including interest being approximately BRL 31 million at December 31, 2008 (US$13 million equivalent at December 31, 2008).

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. It is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, Syngenta believes that its consolidated financial position should not be materially affected, although there can be no assurances in this regard.

25. Commitments and contingencies continued

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

Syngenta has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 2 and as shown in Note 19, Provisions. Key assumptions and sources of estimation uncertainty are discussed in Note 2. The environmental provision is principally related to potential liabilities at various locations. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial positions of such parties in light of the joint and several nature of the liability.

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

26. Principal currency translation rates

	2008 per US$	2007 per US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:
– Swiss franc	1.06	1.13
– British pound sterling	0.69	0.50
– Euro	0.71	0.68
– Brazilian real	2.33	1.78
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:	2008 per US$	2007 per US$	2006 per US$
– Swiss franc	1.08	1.20	1.26
– British pound sterling	0.53	0.50	0.55
– Euro	0.68	0.73	0.80
– Brazilian real	1.79	1.96	2.19

27. Financial instruments

27.1. Risk management framework
The global nature of Syngenta’s business exposes it to a range of financial and operating risks. Financial risks predominantly arise from changes in foreign currency exchange (foreign exchange) rates, interest rates and commodity prices (i.e. market risk).

A financial risk management framework is in place to mitigate, where appropriate, any negative impact this may have on the US dollar reported consolidated financial statements. Since formation, Syngenta has adopted the US dollar as its reporting currency and all risk management activities are managed with reference to the US dollar.

The risk framework comprises a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. The policy covers:

a) General financing considerations (external debt and equity financing, cash and liquidity management and customer financing),

b) Financial market risk comprising foreign exchange risk (transaction, translation and economic), interest rate risk (from an asset-liability duration perspective), commodity risk and equity price risk,

c) Credit risk comprising both counterparty (customers and financial institutions) and sovereign concentration risk,

d) Operational risk covering Treasury back, middle and front office activities and the associated internal control and reporting.

In accordance with its Treasury policy, Syngenta actively monitors market risk, minimizing the possible impact on the consolidated financial statements through use of a variety of derivative and non derivative financial instruments.

These instruments are used to economically hedge underlying risks arising from operational activity and from funding and investment positions. The main objective is to reduce fluctuations in reported earnings and cash flows and to provide economic protection against foreseeable cost increases. Syngenta does not enter into any speculative derivative trades unrelated to business activity.

Syngenta’s Group Treasury policy sets financial risk limits which take into account the risk appetite for Syngenta and, as part of the risk management activity, Syngenta enters into derivative financial instruments to ensure that the set limits are not breached. Any breaches of risk limits are reported to senior management. The instruments available for use are detailed in the Treasury policy and selected according to the nature of the underlying risk. For option contracts or combinations of option contracts, only instruments where a net option premium is paid by Syngenta (or zero cost option structures) are used, in accordance with the policy.

Syngenta operates a centralized dealing platform and all derivative contracts, where practically and legally possible, are traded externally by the central Group Treasury dealing team. Any dealing activities from other locations are subject to prior Group Treasury approval.

27.2. Principles for management of financial risk exposures
Syngenta is exposed to market risk, primarily due to changes in foreign exchange and interest rates, and commodity prices.

Foreign exchange risk
Operating worldwide in over 80 countries exposes Syngenta to foreign exchange risk – transaction, translation and economic at both Group and affiliate level.

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

Transactional committed risk for which Syngenta has a contractual obligation that is recorded on the balance sheet is primarily locally managed (but centrally transacted externally through Group Treasury) through use of foreign exchange forward contracts. The committed exposures are fully covered unless otherwise approved by Group Treasury – in particular, where not deemed cost-effective or when there is no forward market for a specific currency.

When deemed appropriate, foreign exchange financing risk arising from financial liabilities denominated in foreign currency is also hedged. Cross currency swaps and foreign exchange forwards are used to convert financial obligations to US dollars.

Syngenta also manages transactional risk by protecting future uncommitted cash flows with foreign exchange forward and currency option contracts. Uncommitted cash flows are highly probable future cash flows for which Syngenta does not yet have a contractual right or obligation. The objective is to minimize the impact of foreign exchange rates on year-on-year US dollar reported operating income.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries.

The risk arising from translation of foreign subsidiary balance sheets, the effect of which is a currency impact in consolidated Group equity, is only partially hedged. Syngenta has employed both the raising of foreign currency debt and also “Net Investment” derivative hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated liquid cash positions.

27. Financial instruments continued

Foreign exchange economic risk
Syngenta’s policy is to not hedge long-term foreign exchange risk. Certain exceptions, however, have been approved by senior management.

Interest rate risk
Syngenta is exposed to fluctuations in interest rates primarily on its borrowings. While most of the long-term debt raised in the capital markets is kept at a fixed rate, part of Syngenta’s net borrowings, including the short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. Syngenta’s policies allow entering into derivative transactions to manage Syngenta’s sensitivity to interest rate movements arising from its financial assets and liabilities.

Syngenta uses interest rate swaps and cross currency swaps to manage its interest rate risk. Interest rate swaps are contractual agreements to exchange at a future defined settlement date an amount of interest, calculated using a defined rate on a defined notional amount, with another amount of interest calculated at a different defined rate on the same notional amount. Most interest rate swaps involve paying or receiving the difference between fixed and floating rate interest payments on a given amount over a given period. Cross currency swaps are contracts which involve the exchange of both periodic and final amounts in two different currencies.

Other price risks
Commodity price fluctuations also affect parts of Syngenta’s business. A commodity is a physical substance, such as food, grains, and oil, which is interchangeable with another product of the same type, and which investors buy or sell usually through futures contracts. The price of the commodity is subject to supply and demand and is traded on a commodity exchange. Syngenta has exposure to hard commodities (such as oil and gas) and to soft commodities (such as corn and soybean). Operating in the agrochemical sector also exposes Syngenta to crop prices in general and these affect reported operating results.

Syngenta uses both fixed price contracts and also derivative hedging to reduce the impact of year-on-year commodity price changes on profit or loss. Over the Counter (OTC) and exchange traded instruments are used, including commodity option and exchange traded futures contracts.

27.3. Assessment of impact of financial risks
The residual risk exposure is assessed using a variety of “Value-at-Risk” (VaR) -based methods. The exact method selected depends on the underlying risk itself. All VaR approaches try to recognize that holding different assets/liabilities or future cash flow exposures may actually reduce portfolio risk through the de-correlation benefits of diversification. This benefit is captured within the calculation and thus aims to holistically present portfolio risk.

Syngenta uses four different approaches to measure exposure to market risk:

a) VaR variance-covariance method as introduced by RiskMetrics Group

b) Earnings-at-Risk (EaR) Monte Carlo method – a variant of VaR

c) Earnings-at-Risk (EaR) historical simulation method

d) Modified Duration method

The particular method selected is dependent on the data distribution characteristics for the risk exposure being measured.

VaR – Variance-Covariance (or Parametric) approach
This method measures within what ranges the value of respective assets or liabilities may fluctuate with a certain probability over a certain time period (holding period).

Syngenta uses a 95% confidence level over a 30 day holding period. This is applied to the committed foreign currency balance sheet and the balance sheet translational exposures. The holding period reflects the monthly review period and use of the variance/covariance approach is suited to the linear nature of instrument protection.

The statistical measure takes 252 days of historical price data and implicitly assumes that the value changes in the recent past are indicative of value changes in the future. The measure is performed monthly and a 30 day maximum risk limit is in place. Thus there is a 5% probability of market fluctuations affecting Syngenta’s profit or loss by more than the calculated net VaR in the 30 days following measurement.

EaR – Monte Carlo approach
Syngenta also uses an Earnings-at-risk (EaR) approach similar in methodology to VaR but which, rather than measuring ranges within which the value of assets/liabilities may fluctuate, instead measures the potential changes to profits/losses from a series of future exposures over a certain time period and with a certain probability.

This so called Monte Carlo simulation computation uses parameters estimated from historical data and applies a randomizer to generate possible future exchange rate paths. Syngenta considers this to be a good method of assessing operating income risk when non-linear derivative instruments have been traded.

27. Financial instruments continued

In applying the Monte Carlo approach, a 95% confidence level is also used but with a one year holding period in order to estimate the foreign exchange risk on forecast operating income exposure. The measure is performed monthly and a risk limit is in place over a 12 month holding period and is based on latest forecast. Thus there is a 5% chance that the impact to reported operating income as a result of foreign exchange rate fluctuations within a year following the measurement date will be more than the calculated net EaR.

Commodity EaR – Historical Simulation
Syngenta has adopted the Historical Simulation method as a basis for assessing EaR for certain commodities. This method also measures the potential changes to profits/losses from a series of future exposures over a certain time period and with a certain probability.

In applying this method, one year of historical prices are used to calculate the daily return. From this the process generates 252 scenarios for future price movements. These movements are then used to value the portfolio of underlying transactions and hedges, and by selecting the twelfth worst of the 252 portfolio value changes, the EaR at a confidence level of 95% is produced.

This measure is performed monthly and a risk limit for both hard commodities (oil and gas) and soft commodities (corn and soybean) over a 12 month holding period is in place.

Risk calculation summary table (net of hedge impact)
	Time Horizon	December 31,
(US$ million)	(Months)	2008	2007
Foreign Exchange Risks:
Transaction Risk uncommitted – Earnings-at-Risk	12	122	40
Transaction Risk committed – Value-at-Risk	1	38	5
Translation Risk – Value-at-Risk	1	154	79
Other Price Risks – Earnings-at-Risk	12	45	36

27.4. Foreign exchange risks – explanation and risk sensitivity analysis Syngenta uses the US dollars as its reporting currency and, because it operates in many different countries around the world, is exposed to foreign exchange movements in a wide range of currencies. To manage this exposure, Syngenta enters into various agreements, such as forward contracts and options, to exchange a defined amount in one currency for an amount in another currency at a defined exchange rate on a defined future settlement date. These contracts change in value as foreign exchange rates change, thereby preserving the value of the underlying assets, commitments and anticipated transactions.

To cover existing balance sheet exposures, and to hedge committed foreign currency transactions, Syngenta uses forward contracts.

To hedge anticipated foreign currency cash flows, Syngenta uses currency options and forward contracts. In a forward contract, Syngenta and the counterparty must exchange agreed upon amounts on the settlement date. In its option contracts, Syngenta normally pays the counterparty a premium amount at the start of the contract in exchange for the right to make the exchange on the settlement date if it is beneficial to do so at that date (a “purchased” option). In certain circumstances, Syngenta may give the same counterparty the right to make a similar exchange (a “written” option), however only if, on the combination of the option structure, a net premium was paid (or zero cost option structures).

The following table demonstrates the sales and operating cost foreign currency exposures. The primary net foreign currency exposures against the US dollar include the Swiss franc, the British pound and the Euro.

The split of sales and operating costs by currency for the years 2008, 2007 and 2006 is as follows:

	Sales in %			Operating costs in %
Currency	2008	2007	2006	2008	2007	2006
US dollar	36	38	36	36	35	33
Euro	21	21	22	20	18	19
Swiss franc	1	1	1	14	15	19
British pound sterling	3	3	2	7	9	11
Other	39	37	39	23	23	18
Total	100	100	100	100	100	100

Sales in Brazil and Argentina are based in US dollars from an economic substance perspective. The portions of these countries’ sales that are denominated in US dollars are included in the US dollar percentages in the table above while the portions denominated in local currencies are included in Other. Other also includes over 45 other currencies, none of which individually accounts for more than 10% of total sales or total operating costs.

27. Financial instruments continued

Transaction risk – uncommitted
Syngenta collects information about anticipated cash flows for major currencies at Group level and hedges significant mismatches in currency flows for a 12 month benchmark horizon using options and forward contracts to reduce operating income volatility. The approach is designed to hedge the year-on-year earnings transaction risk for the main currencies. The transactional flows and derivative financial instruments required to operate the program are analyzed on an ongoing basis. The remaining currency exposures are closely monitored and additional protection can, with appropriate authorization, be purchased.

The remaining currency risk occurs across numerous emerging markets. These unhedged currencies are also strictly monitored and managed against clearly defined risk limits.

(US$ million)	December 31, 2008 Earnings-at-Risk			December 31, 2007 Earnings-at-Risk
Income currency (12 month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	276	141	49%	80	29	64%
Euro	58	32	45%	36	20	44%
British pound	52	9	83%	33	24	27%
Other Core Currencies	70	32	54%	38	21	45%
Rest of World	160	153	4%	59	56	5%
Total undiversified	616	367	40%	246	150	39%
Diversification	(398)	(245)	38%	(171)	(110)	36%
Net EaR	218	122	44%	75	40	47%

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges. At December 31, 2008, the total potential adverse movement for 2009 net transactional flows after hedges relative to year-end spot levels, at the 95% confidence level, was US$122 million (December 31, 2007: US$40 million). The increase in Earnings-at-Risk as of December 31, 2008 compared to December 31, 2007 is mainly related to the increased volatilities of all currencies against the US dollar.

From the Earnings-at-Risk table above the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales. This exposure is monitored continuously by the risk management team and by senior finance management.

Transaction risk – committed
Committed foreign currency exposures are largely generated by the routing of products from central manufacturing sites to foreign affiliates. These exposures are normally fully hedged, mainly by using forward contracts. For exposures to currencies where either no forward currency market exists or where the cost of hedging is deemed too costly, Group Treasury may approve not hedging the committed foreign currency exposures. The net committed transactional currency exposures are determined by identification and monthly reporting by business units. The Value-at-Risk calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2008 Value-at-Risk			December 31, 2007 Value-at-Risk
Income currency (1 month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	128	13	90%	5	6	–20%
Euro	26	9	65%	1	1	–%
British pound	35	3	91%	43	4	91%
Other Core Currencies	17	1	94%	9	1	89%
Rest of World	114	70	39%	34	9	74%
Total undiversified	320	96	70%	92	21	77%
Diversification	(169)	(58)	66%	(48)	(16)	67%
Net VaR	151	38	75%	44	5	89%

The Value-at-Risk calculation was performed for net committed transactional currency flows existing at December 31, 2008 taking into account related currency hedges. At December 31, 2008, the total 30-day Value-at-Risk, after hedges, at the 95% confidence level was US$38 million (December 31, 2007: US$5 million). The increase in Value-at-Risk as of December 31, 2008 compared to December 31, 2007 is mainly related to the increased volatilities of all currencies against the US dollar.

The largest exposures arise in the Swiss franc and the British pound. These countries house large research and manufacturing sites.

27. Financial instruments continued

Translation risk
Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group’s subsidiaries. This translation effect is visible as currency translation movement in the consolidated equity of Syngenta. The table below demonstrates the 1 month translation Value-at-Risk:

(US$ million)	December 31, 2008 Value-at-Risk			December 31, 2007 Value-at-Risk
Income currency (1 month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	108	108	–	6	15	–150%
Euro	43	19	56%	36	24	33%
British pound	18	14	22%	74	30	59%
Other Core Currencies	27	27	–	13	13	–
Rest of World	196	196	–	94	86	9%
Total undiversified	392	364	7%	223	168	25%
Diversification	(238)	(210)	12%	(96)	(89)	7%
Net VaR	154	154	–	127	79	38%

Balance sheet translational exposures in subsidiaries are, where appropriate, hedged by the use of foreign currency denominated debt and, in exceptional circumstances, foreign exchange forward contracts. The latter focuses on risk reduction for monetary items.

Translation risk can be significant, however, Syngenta believes that over the longer-term mean reversion tendency of currencies reduces the risk to acceptable levels. Syngenta’s equity base is also deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

The large investments and operations in Switzerland lead to the most significant risk. During 2008, part of the net investment in the UK subsidiaries was repaid to the parent entities through reductions of capital. This has caused a substantial shift in VaR from the British pound to the Swiss franc compared to 2007.

27. Financial instruments continued

27.5. Interest rate risks – explanation and risk sensitivity analysis
As mentioned above, Syngenta is exposed to fluctuations in interest rates on its borrowings.

The following table shows the Group’s sensitivity to interest rate movements arising from its interest-bearing financial assets and liabilities (sensitivity of all financial assets and liabilities to interest rate movements) and their duration from an economic perspective.

	2008		2007
	Net carrying amount including derivatives (US$ million)	Duration (years)	Net carrying amount including derivatives (US$ million)	Duration (years)
Financial liabilities
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	240	0.25	188	0.25
Commercial paper	–	–	225	0.01
Eurobond 2011 – at fixed rate(1)	678	2.49	662	3.24
Domestic Swiss franc bond 2012 – at fixed rate(1)	330	3.65	–	–
Domestic Swiss franc bond 2013 – at fixed rate(1)	448	3.83	–	–
Domestic Swiss franc bond 2013 – at floating rate(1)	45	0.25	–	–
Eurobond 2015 – at fixed rate(1)	646	5.25	601	5.88
Eurobond 2015 – at floating rate(1)	59	0.25	64	0.25
US private placement 2020 – at floating rate(1)	75	0.25	75	0.25
US private placement 2025 – at fixed rate(1)	75	10.66	75	11.04
US private placement 2035 – at fixed rate(1)	100	13.74	100	13.41
Total liabilities and weighted duration	2,696	3.81	1,990	4.67

Financial assets
Cash and cash equivalents	803	0.25	503	0.25
Marketable securities	5	0.25	90	0.25
Long-term marketable securities	2	1.00	12	1.20
Total assets and weighted duration	810	0.25	605	0.30
(1) Syngenta has entered into cross currency swaps for these bonds, therefore all the related cash flows will be denominated in USD

27.6. Other price risks – explanation and risk sensitivity analysis
To a limited extent, Syngenta has historically entered into derivatives related to commodity price exposures on Syngenta’s cost base. This activity now comprises oil and natural gas hedging in the UK and the USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA.

Oil exposure is mainly indirect through the impact of oil prices on the cost of both raw materials and distribution. Natural gas price exposure occurs in Syngenta’s primary manufacturing sites, but only in the USA and UK  do readily available liquid derivative hedging products exist.

Soft commodity price risks arise mainly in Syngenta’s US Seeds business. Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops using exchange traded futures.

The commodity hedging programs in place aim to mitigate the impact of price volatility on the year-on-year change in profit or loss.

27. Financial instruments continued

The table below presents commodity Earnings-at-Risk assuming a 12 month holding period.

	December 31, 2008 Earnings-at-Risk			December 31, 2007 Earnings-at-Risk
Hard commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	11	3	73%	13	9	31%
Diversification	(3)	(1)	67%	(3)	(2)	33%
Net EaR	8	2	75%	10	7	30%

	December 31, 2008 Earnings-at-Risk			December 31, 2007 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	79	46	42%	37	33	11%
Diversification	(5)	(3)	40%	(6)	(4)	33%
Net EaR	74	43	42%	31	29	6%

The hard commodity exposure is related to direct natural gas usage in the USA and the UK. A hedging program is in place, which reduces the Net EaR at December 31, 2008 to US$2 million (December 31, 2007: US$7 million).

The soft commodity EaR is driven by the high volatility compared to other asset classes. The hedging program however reduces overall 12 month EaR at December 31, 2008 to US$43 million (December 31, 2007: US$29 million).

In addition the Group has an indirect exposure to oil that is not included in the table above. The associated operating income volatility is managed by an oil hedging program. At December 31, 2008 there was 1.6 million barrels of hedge protection in place for 2009, which reduces the overall Group EaR to oil exposure by US$25 million (December 31, 2007: US$18 million).

27.7. Credit risk
Syngenta has policies and operating guidelines in place to ensure that financial instruments are limited to transactions with high credit quality banks and financial institutions. These include limits in respect of counterparties to ensure there is no significant concentration of credit risk. Any excess cash is invested in liquid investment grade instruments and split across major banks, financial and other institutions to minimize the credit risk. At December 31, 2008, Syngenta had no treasury or derivative transactions that represented a significant concentration of credit risk. No credit losses have been incurred from the investments described above.

Syngenta signs netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement with the respective counterparties, which minimizes its exposure on derivative positions. Syngenta continuously monitors the creditworthiness of its counterparties based on credit ratings and credit swap default data and has a policy in place that prohibits, wherever possible, entering into derivative financial instruments with less creditworthy counterparties.

Syngenta estimates the fair value of derivatives using industry-standard valuation models that include option pricing models and discounted cash flow models. The impact of non-performance risk on the fair value of derivatives is considered by looking at market observable credit default swap spreads for Syngenta and its counter-parties. The impact of non-performance risk on the fair value of derivative positions was not material at December 31, 2008 and 2007.

Syngenta sells a broad range of agricultural products to a diverse group of customers throughout the world. Credit ratings are reviewed regularly and defined country credit limits are set and monitored on an ongoing basis. Additionally, Syngenta has a program in place that monitors customer credit risk, assesses supplier solvency and monitors country risk in even greater detail.

The maximum exposure to credit risk is represented by the going concern values of the originated loans and receivables that are carried in the balance sheet, including derivatives with positive market values. At December 31, 2008, there were no significant financial guarantees for third party obligations that increase this risk.

27. Financial instruments continued

27.8. Capital structure
Syngenta is committed to maintaining a low single A rating, which provides an optimal balance between financial flexibility and the cost of capital. The dividend payout target range is 25% to 40% of distributable earnings and the net debt to equity target range is 25% to 35%.

The components of net debt at December 31, 2008 and 2007 are as follows:

(US$ million)	2008	2007
Current financial debt	211	399
Non-current financial debt	2,524	1,726
Cash and cash equivalents	(803)	(503)
Marketable securities(1)	(7)	(102)
Financing-related derivatives(2)	(39)	(135)
Net debt at December 31	1,886	1,385
(1) Long-term marketable securities are included in ‘financial and other non-current assets’
(2) Included within ‘financial and other non-current assets’ and ‘non-current financial debts and other non-current liabilities’

The following table presents the derivation of the Debt/Equity gearing ratio:

(US$ million)	2008	2007
Net debt	1,886	1,385
Shareholders’ equity	5,884	6,022
Debt/Equity gearing ratio (%)	32%	23%

27.9. Liquidity risk
Short-term liquidity
Although Syngenta operates globally, its two largest markets are Europe, Africa and the Middle East (EAME) and NAFTA representing approximately 37% and 31% respectively of consolidated sales in 2008 (2007: 36% and 34% respectively; 2006: 36% each). Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. This results in a seasonal working capital requirement.

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

During 2008, Syngenta additionally issued two unsecured non-current Swiss franc domestic bonds under the EMTN Program with principal amounts of CHF 375 million and CHF 500 million respectively. The CHF 500 million bond has a maturity in April 2013 and a fixed interest rate of 3.375%. The CHF 375 million bond has a maturity in December 2012 and a fixed interest rate of 3.500%.

Syngenta considers that it takes a prudent liquidity risk management approach through ongoing monitoring of the cash requirements of the Group and its debt profile. Syngenta’s policy aims to provide sufficient headroom at all times.

Syngenta’s liquidity risk policy is to maintain at all times sufficient liquidity reserves both at Group and affiliate level in order to meet payment obligations as they fall due and also to maintain an adequate liquidity margin. The planning and supervision of liquidity is the responsibility of the affiliates and Group Treasury. Liquidity requirements are forecast on a weekly basis. The Group operates regional or country cash pools to allow efficient use of its liquidity reserves.

27. Financial instruments continued

The following table shows Syngenta’s contractually agreed (undiscounted) interest payments and principal repayments on long-term financing related non-derivative financial liabilities and the related interest rate derivatives held at December 31, 2008 and 2007. The table also shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs). Derivative financial liabilities are recorded at fair value.

	Non-derivative financial liabilities (Unsecured bonds)				Derivative financial liabilities (Interest rate and Cross-currency swaps)
2008 (US$ million)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment	Total
Less than 1 year	100	–	–	100	28	–	–	28
1-3 years	192	–	705	897	75	–	–	75
3-5 years	117	–	828	945	21	–	10	31
5-10 years	105	–	705	810	(6)	–	(64)	(70)
More than 10 years	130	–	250	380	–	–	–	–
Total payments	644	–	2,488	3,132	118	–	(54)	64
Net carrying amount			2,496					114

	Non-derivative financial liabilities (Unsecured bonds)				Derivative financial liabilities (Interest rate and Cross-currency swaps)
2007 (US$ million)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment	Total
Less than 1 year	74	–	–	74	4	6	–	10
1-3 years	148	–	–	148	7	9	–	16
3-5 years	118	–	732	850	7	1	–	8
5-10 years	158	–	723	881	–	1	–	1
More than 10 years	144	–	256	400	–	–	–	–
Total payments	642	–	1,711	2,353	18	17	–	35
Net carrying amount			1,711					33

Forecast data for liabilities which may be incurred in the future is not included in the table above. Amounts in foreign currency were translated at the closing rate at the reporting date. The variable payments at each year end arising from the financial instruments were calculated based on the forward interest rate yield curve at December 31, 2008 and 2007, respectively. Interest on derivative financial liabilities is reported separately for both the paid and received amounts. Non-derivative financial liabilities that can be repaid at any time have been assigned to the earliest possible time period.

27.10. Hedge accounting
Syngenta seeks to employ, whenever possible, hedge accounting to present its financial statements in accordance with the economic purpose of hedging. Derivative financial instruments for which hedge accounting treatment is not adopted either:

a) Do not fulfill the strict criteria under hedge accounting rules for such treatment (these are still considered by management to be effective economic hedges) or,

b) Impact the financial statements, when combined with the accounting for the underlying hedged items, in a manner aligned with the economic purpose of the hedging transaction, without the need to adopt hedge accounting treatment.

27. Financial instruments continued

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2008 and 2007, listed by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2008 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	199	(167)	620	366	796	2,975	578	5,335
Fair value hedges	31	(1)	–	–	–	–	203	203
Net investment hedges	3	(22)	359	–	–	–	–	359
Undesignated	279	(313)	5,087	787	255	90	–	6,219
Total foreign exchange and interest rate risk	512	(503)	6,066	1,153	1,051	3,065	781	12,116
Commodity price risk:
Cash flow hedges	11	(12)	52	4	46	–	–	102
Undesignated	5	(67)	56	22	49	–	–	127
Total commodity price risk	16	(79)	108	26	95	–	–	229

	Fair value		Notional amounts
2007 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	235	(100)	564	512	757	2,485	577	4,895
Fair value hedges	13	(2)	–	–	–	–	203	203
Net investment hedges	35	(22)	628	–	1,210	–	–	1,838
Undesignated	88	(64)	5,601	560	–	87	100	6,348
Total foreign exchange and interest rate risk	371	(188)	6,793	1,072	1,967	2,572	880	13,284
Commodity price risk:
Cash flow hedges	–	(1)	5	3	2	–	–	10
Undesignated	4	–	79	–	–	–	–	79
Total commodity price risk	4	(1)	84	3	2	–	–	89

The hedges of foreign exchange risk represent a variety of currencies to which Syngenta is exposed. The majority of the derivative financial instruments are denominated in Swiss franc, Euro, US dollar, British pound and Brazilian real.

27.11. Fair value hedges
Under fair value hedge accounting, the changes in fair value of the designated hedging instruments are recorded in profit or loss. The carrying amount of the hedged item is adjusted by the gain or loss on the hedged item attributable to the hedged risk.

Syngenta maintains a combination of interest rate swaps and cross currency swaps that qualify for hedge accounting as designated fair value hedges relating to bond liabilities. The swap portfolio involves the exchange of fixed for floating rate interest payments and (economically) converts fixed Euro denominated debt into floating US dollar denominated debt. The fair value movements of these derivatives are included in profit or loss and are largely offset by changes in the fair value of the debt due to interest rate changes and the retranslation of the debt from Euro to US dollar. There is an immaterial amount of hedge ineffectiveness on these swaps. Hedge effectiveness for these hedges is measured on a quarterly basis, by comparing the movement in the period of the present value of future coupon bond payments to the movement in the value of the associated swaps.

The following presents the amounts recognized in profit for the year of gains/(losses) on hedging instruments designated as fair value hedges and on the underlying hedged items attributable to the hedged risk:

(US$ million)	2008	2007	2006
Interest rate swaps	2	14	2
Cross currency swaps	23	(13)	(5)
Underlying hedged items	(25)	(1)	3

27.12. Cash flow hedges
Under cash flow hedge accounting, the effective portion of the changes in fair value of designated hedging instruments is recognized within shareholders’ equity in the cash flow hedging reserve. The ineffective portion of the changes in fair value (if any) is recognized in profit or loss. The cash flow hedging reserve is recycled to profit or loss in the same period (or periods) during which the underlying hedged item affects profit or loss.

27. Financial instruments continued

Cross currency swaps are contracts which involve the exchange of both periodic and final amounts in two different currencies. Cross currency swaps and interest rate swaps are maintained by Syngenta to economically convert fixed rate debt denominated in currencies other than the functional currency of the relevant entity into fixed US dollar denominated debt. The swaps that qualify for hedge accounting are designated as cash flow hedges relating to future interest and principal payments on bond liabilities. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to profit or loss as the interest charges relating to the bond are recorded. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for these hedges is measured on a quarterly basis by comparing the movement in the present value of future coupon bond payments, to the movement in the present value of forecast future cash flows of the associated swaps.

At December 31, 2008 Syngenta has the following hedges in place to manage its exposure to its debt portfolio:

•
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

•
The 4.125% Eurobond 2011 has been fully hedged through a combination of cross currency swaps and interest rate swaps which convert the Euro denominated fixed rate debt into US dollar fixed rate debt. These swaps have been designated as cash flow hedges.

•
The 3.375% domestic Swiss franc bond 2013 is fully hedged by cross currency swaps which convert the Swiss franc denominated bond into US dollar fixed rate debt. These swaps are designated as cash flow hedges. However, the equivalent of US dollar 50 million of the bond is economically hedged by an interest rate swap which converts the synthetically created US dollar fixed rate debt into US dollar floating rate debt. This interest rate swap is not designated for hedge accounting.

•
The 3.500% domestic Swiss franc bond 2012 is fully hedged by cross currency swaps that convert the Swiss franc denominated bonds into US dollar fixed rate bonds. These swaps are designated as cash flow hedges.

In 2006, interest rate swaps and cross currency swaps with a notional value of US$214 million and US$100 million respectively were de-designated as cash flow hedges of the 4.125% Eurobond 2015 issuance, and 4.125% Eurobond 2011 issuance, respectively. The revaluation of these swaps at the time of de-designation will be recycled to profit or loss as the cash flows relating to the bond are recorded.

The forecasted future interest payments designated as the hedged item in cash flow hedges for the above interest rate and cross currency swaps are expected to occur and be reported in profit or loss as follows:

(US$ million)	2008	2007	2006
Less than one year	84	58	41
One to five years	244	202	164
Five years or later	34	86	82

Syngenta uses forward contracts and net purchased currency options to hedge forecast foreign currency cash flows arising from forecast sales and purchases between Syngenta subsidiaries and related third party transactions. The contracts that qualify for hedge accounting are designated as foreign currency cash flow hedges. Gains and losses on the cash flow hedges are held in the cash flow hedge reserve in equity and are recycled to operating income when the third party transaction occurs in order to match the revenue recognition of the underlying hedged transaction. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for net purchased options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value. Effectiveness for the forward contracts is measured quarterly using the forward rate basis. The probability of forecast items occurring is assessed by updating budgets on a quarterly basis and by the application of quarterly back testing methods.

Syngenta uses commodity forwards, futures and purchased options to hedge anticipated and committed future purchases. The contracts that qualify for hedge accounting are designated as cash flow hedges. Gains and losses are held in the cash flow hedge reserve in equity and are recycled to profit or loss when the related purchases are recorded and recognized in profit or loss. There is an immaterial amount of hedge ineffectiveness related to these hedges. Hedge effectiveness for net purchased commodity options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value.

The majority of the forecasted transactions designated as the hedged items for the above foreign exchange forward and option contracts and commodity contracts are expected to occur and be reported within net income within one year from the balance sheet date.

27. Financial instruments continued

Presentation of gains and losses
Gains and losses on cash flow hedges are ultimately recorded in profit or loss on a consistent basis with the underlying hedged item. Any gains or losses on cash flow hedges arising due to hedge ineffectiveness are shown in profit or loss within ‘Financial expense, net’ during each period as they occur.

If it becomes apparent that a hedged forecasted transaction is no longer likely to occur, the hedge is de-designated and the amount held in the cash flow hedge reserve in equity is reclassified into earnings. In 2008, no such hedge de-designations occurred.

Gains and losses on derivative instruments recognized as cash flow hedges during the period were as follows:

	2008		2007		2006
(US$ million)	Foreign exchange and interest rate risk	Commodity risk	Foreign exchange and interest rate risk	Commodity risk	Foreign exchange and interest rate risk	Commodity risk
Opening balance of gains/(losses) recognized in equity	(64)	25	(23)	22	(38)	3
Deferred tax	(7)	(26)	–	1	–	18
Gains/(losses) recognized in equity	(46)	(45)	(26)	7	1	8
(Gains)/losses removed from equity and recognized in profit or loss	(12)	–	(15)	(5)	14	(7)
Closing balance of gains/(losses) recognized in equity	(129)	(46)	(64)	25	(23)	22

27.13. Hedges of net investments in foreign operations
Syngenta designates forward contracts and net purchased currency options as hedges of net investments in foreign operations. Gains and losses are held in the cash flow hedge reserve in equity and are recycled to profit or loss upon disposal of the underlying investments. Effectiveness for the forward contracts is measured quarterly using the forward rate basis. Hedge effectiveness for net purchased options is measured on a quarterly basis. The option hedge designation and effectiveness test excludes the time value element and uses the forward rate methodology. Each quarter the cumulative movement in intrinsic value is compared to the movement in the notional underlying value. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains and losses on foreign exchange forward contracts and net purchased options recognized as net investment hedges during the period were as follows:

(US$ million)	2008	2007	2006
Opening balance of gains/(losses) recognized in equity	(126)	(57)	47
Gains/(losses) recognized in equity	196	(69)	(104)
Losses removed from equity and recognized in profit or loss	(127)	–	–
Closing balance of gains/(losses) recognized in equity	(57)	(126)	(57)

During 2008, part of the net investment in the UK and Brazil subsidiaries was repaid to the parent entities through reductions of capital. As a result, US$127 million of the net investment hedging reserve was removed from equity and recognized in profit or loss.

27. Financial instruments continued

27.14. Undesignated hedges
Syngenta enters into certain foreign currency, commodity and interest rate transactions that are not designated as hedges for accounting purposes.

Undesignated foreign currency hedges relate to on balance sheet exposures as part of Syngenta’s committed exposure program. The fair value movements of the hedges and the retranslation of the underlying exposures are recorded in profit or loss and largely offset.

Syngenta’s commodities exposure relates mainly to oil and corn. The fair value movements of the undesignated commodity hedges are recorded in profit or loss within cost of goods sold. During 2008, the loss resulting from these hedges was US$108 million (2007: gain of US$nil million; 2006: loss of US$5 million).

In 2008, Syngenta entered into oil contracts with a combination of OTC forwards and options for a portion of yearly exposure in order to comply with the risk limit and in order to protect its exposure against rising oil prices.

In 2008, Syngenta also entered into commodity futures and options to hedge certain exposures to commodity crop prices, which did not qualify for hedge accounting.

27.15. Available-for-sale financial assets
Reported gains and losses on revaluation of available-for-sale financial assets were as follows:

(US$ million)	2008	2007	2006
Impairment losses reported in profit or loss	(37)	(2)	–
Unrealized holding gains/(losses) reported in shareholders’ equity	9	(47)	39

Quoted equity securities are valued at quoted closing prices. The fair value of unquoted equity securities is not material.

27.16. Off-balance sheet finance
At December 31, 2008, non-recourse factoring amounted to US$6 million (2007: US$6 million). Under these arrangements, Syngenta has no liability under the factored principal, but pays interest at a commercial rate until the underlying debtor has either settled or has been declared insolvent.

Syngenta has no other off-balance sheet financing transactions or arrangements.

28. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the consolidated financial statements.

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 4, 2009.