Form 20-F
period 2009-12-31
SYNGENTA AG
filed 2010-02-18
CIK 1123661

As filed with the Securities and Exchange Commission on February 18, 2010
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
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
94,599,849 Common shares, nominal value CHF 0.10 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☒  Yes          ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐  Yes          ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
International Financial Reporting Standards as issued
U.S. GAAP ☐	by the International Accounting Standards Board ☒	Other ☐

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry;

•	the risk that the current global economic situation may have a material adverse effect on Syngenta’s results and financial position;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that Syngenta’s crop protection business may be adversely affected by increased use of products derived from biotechnology;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase;

•	the risks that we now consider immaterial, but that in the future prove to become material; and

•	other risks and uncertainties that are not known to us or are difficult to predict.

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

i

ii

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

The selected financial highlights presented on the following page has been extracted from the consolidated financial statements of Syngenta that were prepared in accordance with IFRS. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Emergent Genetics Vegetable A/S from June 1, 2006, Conrad Fafard, Inc. from August 1, 2006, Fischer group of companies from July 1, 2007, Zeraim Gedera Ltd. from September 1, 2007, SPS Argentina SA from November 10, 2008, Goldsmith Seeds, Inc. from November 19, 2008, Circle One Global Inc. from May 15, 2009, Goldsmith Seeds Europe B.V. from September 23, 2009, Pybas Vegetable Seed Co., Inc. from December 16, 2009 and Synergene Seed & Technology, Inc. from December 23, 2009. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Selected Financial Data

	Year ended December 31,
(US$ million, except where otherwise stated)	2009	2008	2007	2006	2005
Amounts in accordance with IFRS(1)
Income statement data:
Sales	10,992	11,624	9,240	8,046	8,104
Cost of goods sold	(5,586)	(5,713)	(4,669)	(3,982)	(3,950)
Gross profit	5,406	5,911	4,571	4,064	4,154
Operating expenses	(3,640)	(4,053)	(3,107)	(3,235)	(3,294)
Operating income	1,766	1,858	1,464	829	860
Income before taxes	1,641	1,692	1,419	798	766
Net income	1,374	1,385	1,111	637	626
Net income attributable to Syngenta AG shareholders	1,371	1,385	1,109	634	622
Number of shares– basic	93,154,537	93,916,415	95,973,958	98,165,298	100,017,271
Number of shares– diluted	93,760,196	94,696,762	97,143,368	99,876,180	101,464,222
Basic earnings per share	14.72	14.75	11.56	6.46	6.22
Diluted earnings per share	14.62	14.63	11.42	6.35	6.13
Cash dividends declared:
CHF per share	6.00	4.80	1.60	–	–
US$ per share equivalent	5.27	4.76	1.32	–	–
Par value reduction:
CHF per share	–	–	2.20	3.30	2.70
US$ per share equivalent	–	–	1.78	2.68	2.10
Cash flow data:
Cash flow from operating activities	1,419	1,466	1,168	928	497
Cash flow used for investing activities	(880)	(608)	(368)	(411)	(144)
Cash flow from (used for) financing activities	170	(457)	(781)	(541)	(74)
Capital expenditure on tangible fixed assets	(652)	(444)	(317)	(217)	(174)
Balance sheet data:
Current assets less current liabilities	4,643	3,386	2,606	2,598	1,789
Total assets	16,696	14,584	13,280	11,852	11,404
Total non-current liabilities	(5,290)	(4,449)	(3,361)	(3,220)	(2,553)
Total liabilities	(9,541)	(8,683)	(7,239)	(6,158)	(5,973)
Share capital	6	6	6	142	353
Total shareholders’ equity	7,141	5,884	6,022	5,666	5,403
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment(2)	15.76	16.26	11.45	8.73	7.67

All activities were in respect of continuing operations.

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

(2)	Diluted earnings per share from continuing operations, excluding restructuring and impairment, is a non-GAAP measure.

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flow that either:

–	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparablemeasure calculated and presented under IFRS as issued by the IASB, or

–	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparablemeasure calculated and presented under IFRS as issued by the IASB.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be limited continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of underlying performance. Further discussion on the reason for including disclosure of this and other non-GAAP measures is included in Appendix A at the end of the Operating and Financial Review and Prospects in Item 5.

Restructuring and impairment charges for 2009, 2008 and 2007 are analyzed in Note 6 to the consolidated financial statements in Item 18.

Restructuring and impairment for 2006 and 2005 mainly related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is presented in Appendix A at the end of the Operating and Financial Review and Prospects in Item 5.

Risk Factors

Syngenta’s business, financial condition or results of operations could suffer material adverse effects due to any of the following risks.  Risks that are considered to be material are described below.

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

The Current Global Economic Situation May Have a Material Adverse Effect on Syngenta’s Results and Financial Position

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

While Syngenta views its current credit facilities as adequate for its needs, further difficulties in the banking sector in the future or illiquidity in the credit markets may restrict Syngenta’s ability to raise additional funds or increase the cost of such funding. A low availability of credit may also limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta.

Significant declines in asset prices or changes to long-term assumptions may cause funding levels in Syngenta’s externally funded defined benefit pension plans to fall below stipulated regulatory levels. This may require Syngenta to pay additional contributions to restore funding to required levels. Please see Notes 2 and 22 to the consolidated financial statements in Item 18 for further information about Syngenta’s defined benefit pension plans and the assumptions used to measure the related pension liabilities.

Syngenta’s Customers May Be Unable to Pay Their Debts to Syngenta Due to Economic Conditions

Normally Syngenta delivers its products against future payment.  Syngenta’s credit terms vary according to local market practice, with credit terms for customers usually ranging from 30 to 180 days, except for customers in emerging markets, where credit terms may range from cash on delivery to 240 days.  Syngenta’s customers, particularly in developing economies and in economies particularly affected by the current global economic downturn, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses in these markets.

Syngenta May Not Be Able to Obtain or Maintain the Necessary Regulatory Approvals for Some of Its Products, Which Could Restrict Its Ability to Sell Those Products in Some Markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals.  In most markets, including the United States and the EU, crop protection products must be registered after being tested for safety, efficacy and environmental impact.  In most of Syngenta’s principal markets, after a period of time Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration.  For seeds products, in the EU, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties.

Regulatory standards and trial procedures are continuously changing.  Responding to these changes and meeting existing and new requirements may be costly and burdensome. In addition, changing regulatory standards may affect Syngenta’s ability to maintain its products on the market.

Changes in the Agricultural Policies of Governments and International Organizations May Prove Unfavorable

In subsidized markets such as the United States, EU and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets.  In each of these areas there are various pressures to reduce subsidies.  However, it is difficult to predict accurately whether, and if so, when such changes will occur.  Syngenta expects that the policies of governments and international organizations will continue to affect the income available to growers to purchase crop protection and seeds products and, accordingly, the operating results of the agribusiness industry.

Syngenta Is Subject to Stringent Environmental, and Health and Safety Laws, Regulations and Standards, Which Can Result in Compliance Costs and Remediation Efforts That May Adversely Affect Its Operational and Financial Position

Syngenta is subject to a broad range of increasingly stringent laws, regulations and standards in all of its operational jurisdictions.  This results in significant compliance costs and can expose it to legal liability.  These requirements are comprehensive and cover many activities including: air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, the clean-up of existing environmental contamination and the use of chemicals by growers.

Environmental and health and safety laws, regulations and standards expose Syngenta to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued.  In addition, many of Syngenta’s manufacturing sites have a long history of industrial use.  As is typical for businesses like Syngenta’s, soil and groundwater contamination has occurred in the past at some sites, and may be identified at other sites in the future.  Disposal of waste from its business at off-site locations also exposes Syngenta to potential remediation costs.  Consistent with past practice, Syngenta is continuing to investigate and remediate, or monitor soil and groundwater contamination at a number of these sites.  Despite its efforts to comply with environmental laws, Syngenta may face remediation liabilities and legal proceedings concerning environmental matters.

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

Efforts by Syngenta to Protect Its Intellectual Property Rights or Defend Claims Asserting That Syngenta Has Infringed the Intellectual Property Rights of Others May Be Unsuccessful

Scientific and technological innovation is critical to the long-term success of Syngenta’s businesses. However, third parties may challenge the measures that Syngenta takes to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights and, as a result, Syngenta’s products may not always have the full benefit of intellectual property rights. In addition, while Syngenta takes steps to prevent unauthorized access to and distribution of its intellectual property, it cannot assure that unauthorized parties do not obtain access to and use such property.

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

The Value of Syngenta’s Intangible Assets, Including Goodwill Arising from Acquisitions, May Become Impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2009, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta has concluded that its intangible assets are not impaired at December 31, 2009. However, unforeseen events that occur in the future, including a more severe impact on Syngenta’s business from the current global economic environment than is currently anticipated, may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

Syngenta May Be Required to Pay Substantial Damages as a Result of Product Liability Claims for Which Insurance Coverage is Not Available

Product liability claims are a commercial risk for Syngenta, particularly as it is involved in the supply of chemical products which can be harmful to humans and the environment.  Courts have levied substantial damages in the United States and elsewhere against a number of crop protection and seeds companies in past years based upon claims for injuries allegedly caused by the use of their products.  While a global insurance program is in place, a substantial product liability claim that is not covered by insurance could have a material adverse effect on Syngenta’s operating results or financial condition.

Consumer and Government Resistance to Genetically Modified Organisms May Negatively Affect Syngenta’s Public Image and Reduce Sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection.  However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results.  The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology.  In addition, some government authorities have enacted, and others in the future might enact, regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

Syngenta’s Crop Protection Business May Be Adversely Affected by Increased Use of Products Derived Through Biotechnology

The adoption of products derived through biotechnology could have a negative impact on areas of Syngenta’s crop protection business.  This may not be offset, in whole or in part, by the opportunities presented to Syngenta’s seeds and business development businesses, which are more actively pursuing products and traits developed through biotechnology.  Crop protection accounted for approximately 77% of sales in 2009, whereas seeds accounted for approximately 23% of sales.  The areas of Syngenta’s crop protection business most affected by genetically modified seeds are selective herbicides and insecticides for use on oilseed crops, corn and cotton.

Syngenta’s Results May Be Affected by Climatic Variations

The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable from period to period.  The weather can affect the presence of disease and pests in the short term on a regional basis and, accordingly, can affect the demand for crop protection products and the mix of products used (positively or negatively). In Syngenta’s Seeds business, the weather can affect the quality, volume and costs of seeds produced for sale.

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

Syngenta Maintains a Single Supplier for Some Raw Materials, Which May Affect Its Ability to Obtain Sufficient Amounts of Those Materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply.  Such single supplier arrangements account for approximately 25% of Syngenta’s purchases of active ingredients, intermediates and raw materials, as determined by cost.  Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

Syngenta Conducts Business in Most Countries of the World, Including in Certain High-Risk Countries, Some of Which Have Been Identified by the US Government as State Sponsors of Terrorism

Syngenta conducts business in most countries of the world, some of which are subject to a high level of political or economic instability that could impact Syngenta’s ability to continue to operate there. Acts of terror or war may impede Syngenta’s ability to operate in particular countries or regions, and may impede the flow of goods and services between countries. In addition, Syngenta has minor operations in Cuba, Iran, Syria and the Sudan, which have been identified by the US government as state sponsors of terrorism.  Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply.  However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several US states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments.  Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

Natural Disasters Could Adversely Affect Syngenta’s Business

Natural disasters could affect Syngenta’s or its suppliers' manufacturing and production facilities, which could affect Syngenta’s costs or ability to meet supply requirements. Natural disasters could also affect Syngenta’s customers, which could affect Syngenta’s sales or its ability to collect receivables due from customers. Syngenta’s corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, other major facilities of Syngenta’s Crop Protection and Seeds businesses are located in earthquake zones around the globe. In the event of a major earthquake, Syngenta could experience loss of life, destruction of facilities and/or business interruptions which could have a material adverse effect on its business.

An Increase in Syngenta’s Group Tax Rate Could Occur, Which Would Adversely Affect Its Financial Results

The effective tax rate on Syngenta’s earnings benefits from the fact that a portion of its earnings is taxed at more favorable rates in some jurisdictions outside Switzerland. Changes in tax laws or in their application with respect to matters such as transfer pricing, inter-Group dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-Group debt, could increase Syngenta's effective tax rate and adversely affect its financial results. Syngenta has several open tax years in many jurisdictions, where tax calculations may be subject to adjustment. These matters are discussed in Notes 2 and 25 to the consolidated financial statements in Item 18.

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

ITEM 4 –– INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG, a Swiss Aktiengesellschaft, was formed on November 12, 1999 under the laws of Switzerland. In November 2000, Syngenta’s business operations were created by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

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

Syngenta became a publicly listed company on November 13, 2000. As at December 31, 2009, the company is listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Investments

During 2009, Syngenta completed five small acquisitions and three small divestitures, none of which were material either individually or in the aggregate. In addition, on August 31, 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which includes certain rights to receive services during the post-acquisition transition period.

On April 1, 2009, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. Syngenta received global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex® I Insect Protection for broad lepidopteran control and to Herculex® RW for corn rootworm control.  Dow AgroSciences  received global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to  its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of high-quality, high-yielding corn seeds. On November 10, 2008, Syngenta purchased SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). The combined purchase price of these acquisitions was US$175 million.

In March 2008, Syngenta acquired the exclusive worldwide rights to distribute a sprayable formulation of 1-methylcyclopropene under the trademark InvinsaTM from Rohm & Haas Co. and its subsidiary Agrofresh Inc. The InvinsaTM  technology protects crop yields during extended periods of high temperature, mild-to-moderate drought and other crop stresses. In September 2008, Syngenta acquired from E.I. du Pont de Nemours and Company (DuPont) an exclusive worldwide license to develop mixture products containing CyazypyrTM, a new broad spectrum insecticide. CyazypyrTM is complementary to the DuPont Rynaxypyr® insect control product that Syngenta is developing in mixtures with its own leading insect control products. Under the agreement, Syngenta will grant DuPont access to mesotrione, the active ingredient in Callisto®.

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

Divestments

On May 1, 2009, Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

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

Alongside the introduction of new active ingredients, Syngenta aims to harness the full potential of established products and technologies through the introduction of innovative mixtures, formulations and programs. These extend product lifecycles by providing new effects and opportunities for growers.

Build leadership in plant performance

Syngenta is taking the scope of its business beyond pest control and is delivering full crop programs and solutions which also increase crop vigor and yield. Beyond this Syngenta aims to take yields to a new level through the physiological enhancement of crops.

Capitalize on Seeds investment

Accelerating technology penetration is enabling Syngenta to expand its sales of both genetically modified and conventional seeds. This expansion will reflect Syngenta’s increased level of investment in biotech and native traits as well as in germplasm. The roll-out of Syngenta’s technology underpins its expectation of achieving a significant increase in Seeds profitability over the medium term. Syngenta plans to deliver a pipeline offering new advantages not only to growers but also to the end-users of crops.

Expand emerging markets

Syngenta recognizes the particular importance of achieving yield improvements in emerging markets which are the focus of population growth and dietary change. Syngenta’s aim is to expand the range of products available in these markets while providing a wide range of advisory and support services. Syngenta will continue to make significant investments in these markets in terms of people, portfolio and the supply chain.

Create new businesses

Syngenta is active in furthering new businesses and business models to adapt to fast changing market dynamics. The growth in Syngenta’s Seed Care business demonstrates its ability to spearhead technology shifts. Syngenta is also developing a Lawn & Garden business to sell integrated solutions of plant protection chemicals, growing media, seeds and young plants to professional growers.

Maintain cost efficiency

Syngenta continues to re-organize and integrate its back office support functions to attain the highest levels of cost efficiency. The current Operational Efficiency program announced in 2007 aims to drive cost savings which will be used to offset increased expenditure in research and technology and marketing for Seeds and in product development and emerging market opportunities for Crop Protection. Savings are targeted in both cost of goods sold and other operating expenses. The cost of the program is estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to 2011. Cash spent under the program in 2009 totaled approximately US$103 million and since inception totaled approximately US$263 million.

Outperform the industry

Syngenta aims to gain market share through continuous innovation accompanied by tailored customer support. Syngenta offers value-adding solutions tailored to local customer needs and supported by a sales force with outstanding capability. Syngenta believes that the breadth of its business, spanning Crop Protection, Seeds, Traits and Seed Care gives it a unique ability to offer integrated crop technology to growers.

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, turf and ornamental markets. The Seeds business operates in three high value commercial sectors: seeds for field crops including corn, oilseeds, cereals and sugar beet; vegetable and flower seeds; and high-quality pot and bedding plants. Through its Business Development research, Syngenta is applying biotechnology to areas including biofuels. Syngenta aims to be the partner of choice for grower customers with its unparalleled product offer and innovative marketing, creating value for customers and shareholders.

Syngenta’s Business

Syngenta’s business is divided into three reporting segments: Crop Protection, Seeds and Business Development. These segments are described in greater detail below.

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

Syngenta’s Crop Protection business has a broad product range, making it number one or two in all of its target segments, underpinned by strong worldwide market coverage. Syngenta focuses on all major crops – in particular, corn, cereals, soybean, fruits and vegetables, and applies its technologies to other crops, such as oilseeds, sugar beets, rice and cotton, and to turf and ornamentals.

Key Marketed Products

Selective Herbicides

Syngenta has a broad range of Selective Herbicides that control grasses and broad-leaved weeds and are applicable to most crops, with a special emphasis on corn and cereals.

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

•	Mesotrione (CALLISTO® family) is a post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn.

•	Pinoxaden (AXIAL®) is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility.

•
S-metolachlor (DUAL GOLD®/ DUAL MAGNUM®) is a lower dose rate replacement for metolachlor. Its use has not only reduced the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but has also decreased the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops.

Non-selective Herbicides

Syngenta has a series of Non-selective Herbicides, which reduce or halt the growth of all vegetation with which they come in contact.

•
Glyphosate (TOUCHDOWN®), a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ® technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is registered in over 90 counties, including for use on herbicide tolerant corn and soybeans in the United States and Brazil.

•	Diquat (REGLONE®), a non-selective contact herbicide, is mainly used as a desiccant to allow easier harvesting and reduce drying costs.

•
Paraquat (GRAMOXONE®) is a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion.

Fungicides

Syngenta has a broad range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•
Azoxystrobin (AMISTAR®), a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®. Mixtures of azoxystrobin with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to tackle diseases in cereal crops, primarily in the yield intensive markets of Europe where growers and advisors value the strong rust control performance and yield enhancing properties of azoxystrobin. Mixtures are also used in corn as part of a complete plant performance program where significant yield increases are achieved.

•
Chlorothalonil (BRAVO®), acquired in 1998, is a world-leading fungicide. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole directly in the European Economic Area to Bayer, under Bayer’s own trade name. Syngenta has re-commenced sales of cyproconazole directly, under the ALTO® and other brand names.

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

•
Difenoconazole (SCORE®) is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include cercospora, alternaria, septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables.

•	Fluazinam(2) (SHIRLAN®) is a fungicide for control of potato blight.

•
MEFENOXAMTM(3) (RIDOMIL GOLD®/FOLIO GOLDTM/SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops.

•
Propiconazole(4) (TILT®/ BANNER®), originally licensed from Janssen, was introduced in 1980 and has developed into Syngenta’s most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf.

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

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRIMEK®) is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants and is a useful product for integrated pest management.

•
Emamectin Benzoate (PROCLAIM® or AFFIRM®) provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in a number of other countries.

•
Lambda-cyhalothrin (KARATE®/ICON®) the world’s leading agricultural pyrethroid brand, is one of Syngenta’s largest selling insecticides. An innovative product branded KARATE® with ZEON® technology was launched in the United States in 1998, offering performance benefits and enhanced user and environmental safety.

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

Seed Care

The use of Seed Care products is an effective, efficient, and targeted method to protect seedlings and young plants against diseases and insects during the period when they are most vulnerable. Syngenta’s broad range of fungicides and insecticides allows it to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important.

•
Difenoconazole (DIVIDEND®) is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level effect. It is safe for the seeds and seedlings and provides for a faster germination than other products in the market.

(2) Fluazinam is distributed, but not manufactured, by Syngenta.
(3) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).
(4) Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

•
MEFENOXAMTM(5) (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

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

Professional Products

Syngenta offers a range of specialized products for use in turf (golf courses and sports fields) and ornamentals (cut flowers, bedding plants and nurseries) treatment, vegetation management (roads, railroads and rights-of-way) and for home and garden use.

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

Syngenta also offers a range of products for use in controlling insect pests.

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

Recently Launched Products (last 3 years)

Fungicides

•
Mandipropamid (REVUS®) is a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements Syngenta’s existing product range. REVUS® was launched in 2007 and is currently registered in 62 countries.

Insecticides

•
Chlorantraniliprole mixtures (DURIVO®; AMPLIGO®; VOLIAM®; VIRTAKO®). Chlorantraniliprole, licensed from DuPont for sale in mixtures with Syngenta active ingredients, is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests.

Seed Care

•	AVICTA®, a new seed treatment for the control of nematodes in cotton and corn, was launched in the USA in 2006 and 2009, respectively.

Products in Late Stage Development

Syngenta has a rich pipeline which extends beyond 2012 with projects covering all product lines.

(5) In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Selective Herbicides

•	Bicyclopyrone, a new broad-spectrum selective herbicide for use in corn and sugar cane which complements Syngenta’s existing product range.

Fungicides

•	Isopyrazam, a new broad-spectrum cereal fungicide which complements the existing range and provides additional resistance management opportunities.

•	545, a new broad-spectrum fungicide primarily for soybean rust which complements the existing range

•	Sedaxane, a new fungicide seed treatment which complements Syngenta’s existing product range.

Insecticides

•
Cyantraniliprole, Syngenta is actively involved in development projects in bisamide chemistry. Syngenta acquired from DuPont in 2008 the exclusive rights to use Cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole is a new broad spectrum insecticide for the control of lepidoptera and sucking pests. Cyantraniliprole is complementary to the Chlorantraniliprole insect control product that Syngenta is developing in mixtures with its own leading insect control products.

Stress Tolerance

•
INVINSATM(6), a sprayable formulation of 1-methylcyclopropene (1-MCP), will be the first-ever product introduced into field crop markets to specifically protect crop yield during extended periods of high temperature and mild-to-moderate drought.

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

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 35% of sales in 2009.

Marketing and Distribution

Syngenta has marketing organizations in all its major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. Products are sold to the end user through independent distributors and dealers, most of whom also handle other manufacturers’ products. Syngenta’s products are normally sold through a two-step or three-step distribution chain. In the two-step chain Syngenta sells its products to cooperatives or independent distributors, which then sell to the grower as the end user. In the three-step system, Syngenta sells to distributors or cooperative unions who act as wholesalers and sell the product to independent dealers or primary cooperatives before on-selling to growers. Syngenta also sells directly to large growers in some countries. Syngenta’s marketing network enables it to launch its products quickly and effectively and to exploit its range of existing products. Syngenta focuses on key crop opportunities in each territory. In those countries where Syngenta does not have its own marketing organization, it markets and distributes through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

(6) InvinsaTM is an Agrofresh Inc. trademark.

Syngenta’s marketing activities are directed towards the distributors, agricultural consultants and growers. They consist of a broad range of advertising and promotional tools, such as meetings with growers and distributors, field demonstrations, advertisements in specialized publications, direct marketing activities, or information via the Internet. Syngenta is also in constant contact with the food and feed chain to evaluate current and future needs and expectations.

A key element of Syngenta’s marketing is grower support and education. This is particularly important with respect to small growers in developing countries. For many years, Syngenta has held numerous courses around the world for growers as a result of which tens of thousands of people have been trained in the safe and sustainable use of crop protection products. Syngenta also trains agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Research and Development

Syngenta has major crop protection research centers in Stein, Switzerland; Jealott’s Hill, England; and Goa, India. The total spent on research and development in crop protection was US$512 million in 2009, US$556 million in 2008 and US$496 million in 2007.

Syngenta is continuously improving the research process, building on well-established platforms in chemistry, biology and biotechnology. Syngenta’s investment in genomics underpins all of the product outputs, and the increasing emphasis on integrated crop solutions is leading to converging research goals and programs across chemicals, seeds and traits. Novel tools, methods and information services allow Syngenta to evaluate a greater range of diverse chemicals more quickly and efficiently than ever before. Syngenta uses high throughput screening to test over two hundred thousand compounds each year using in-vivo test systems. Combinatorial chemistry and high-speed synthesis have been advanced in order to prepare a sufficient number of compounds for these tests. A crucial feature is library design, a structured approach to combinatorial chemistry which ensures that the chemical entities possess properties which relate to the desired product profile. Compounds showing promising activity are further characterized in screening systems consisting of a series of project-specific, customized greenhouse and growth-chamber tests, including indicator tests for environmental parameters (e.g., soil persistence, leach-ability) and tests to provide early indications of safety issues for humans. Those compounds showing advantages in efficacy and safety over the best commercial standards are broadly evaluated in the field.

Syngenta tests compounds it selects for development on the most important crops throughout the world under different climatic conditions and in varying soils. In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed. The use of multidisciplinary research teams to refresh the existing product range is key to continued success in the face of competition, even after patent expiry.

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora and fauna.

In addition to Syngenta’s own research and development efforts, Syngenta has strengthened its business platform through targeted acquisitions. It has also entered into a number of research and development agreements around the world for combinatorial chemical libraries, high throughput screening and follow-up of leads.

Environment

Syngenta designed its environmental management program with the aim of ensuring that its products and their manufacture pose minimal risks to the environment and humans. The crop protection industry is subject to environmental risks in three main areas: manufacturing, distribution and use of product. Syngenta aims to minimize or eliminate environmental risks by using appropriate equipment, adopting best industry practice and providing grower training and education.

The entire chain of business activities, from research and development to end use, operates according to the principles of product stewardship. Syngenta is strongly committed to the responsible and ethical management of its products from invention through ultimate use. Syngenta employs environmental scientists around the world who study all aspects of a product’s environmental behavior.

Specially designed transportation and storage containers are used for the distribution of hazardous products and efficient inventory control procedures minimize the creation of obsolete stocks.

Syngenta has developed a rigorous screening and development process in order to mitigate risks relating to the use of its products. All active substances and products must meet both Syngenta’s internal standards and regulatory requirements.

Syngenta provides support to growers on a local level such as training in application techniques and assistance in calibrating spray equipment in order to promote safe handling of its products. Syngenta extends product stewardship long after sales in several ways, for example, by collecting and safely destroying outdated products, and providing returnable containers to reduce waste.

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

Patents relating to gene-based crop protection and enhancement products may cover transgenic plants and seeds gene effects, genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds.

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

Most of Syngenta’s principal markets have regular re-registration procedures for crop protection products. Within certain time periods a product’s technical dossier is reviewed with the goal of ensuring that it adheres to all standards, which may have changed or been added to since the product was initially registered. The standards and requested trial protocols change over time. Re-registration of a product or compound may not be granted if the registration package fails to meet the then current requirements.

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

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta has a leading market share in vegetables, flowers, corn, soybean, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. Syngenta divides its products into field crops such as corn, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. In 2009, Syngenta launched approximately 600 new varieties and hybrids. Through Syngenta’s enhanced corn breeding and trait conversion capabilities, approximately 90 new products were brought into NAFTA production in 2009 for customer use in the 2010 crop year. 38 of these products are Agrisure® 3000GT, containing Syngenta corn borer, rootworm and glyphosate tolerance traits. These new products will greatly enhance Syngenta’s presence in the genetically modified (GM) trait and trait stack market, while also leveraging the elite new genetic combinations resulting from the integration of acquired germplasm resources from the Garst, Golden Harvest and CHS acquisitions.

In addition to the 2008 acquisitions of SPS, Goldsmith and Yoder, Syngenta also acquired the global hybrid sunflower seeds business of Monsanto in August 2009, strengthening its position in the key European and Latin American markets and enhancing its overall market leadership and product portfolio. In the flowers sector, Syngenta acquired Goldsmith Seeds Inc. in November 2008 and acquired the pot and garden chrysanthemum product lines from Yoder Brothers Inc. This significantly strengthened the Flowers business providing leading positions in chrysanthemum and a wide range of pot and bedding plants. The combined offer of the two acquisitions with the existing Syngenta product range is by far the most complete offer in the ornamental flowers industry.

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

•
Oilseeds (NK®) include: sunflowers, soybeans and oilseed rape. Syngenta sunflower seed varieties are bred for high yield as well as heat stress tolerance, disease resistance, herbicide tolerance and oil quality. Syngenta’s soybean varieties combine high yield genetic superiority and herbicide tolerance, which give growers flexibility in their weed control. The company’s oilseed rape varieties offer good oil production and plant health.

•
Cereals (NK®/NFC New Farm Crops®/AgriPro® – Coker®/ Resource Seeds Inc./C.C. Benoist®) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries.

Vegetables

•
Vegetables brands include S&G®, Rogers®, Daehnfeldt® and Zeraim Gedera®. Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, broccoli, lettuce, spinach, sweet corn, cucumbers and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial growers. During 2009, Syngenta launched approximately 175 new varieties in high value vegetable segments worldwide. In 2009, two US based lettuce seed companies were acquired; Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc. The acquisitions will establish Syngenta in the North American lettuce market and broaden its lettuce development portfolio in Europe and Asia.

Flowers

•
Flowers brands include Syngenta Flowers, Goldsmith®, Fischer®, S&G®, Yoder® and GoldFisch®. Syngenta offers a full range of flower seeds, plugs and cuttings which it sells to professional growers of horticultural crops. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products (last 3 years)

The following recently launched products illustrate Syngenta’s capability as a technology integrator and its commitment to the food chain and the ornamental industry:

Field Crops

•
Syngenta launched Agrisure® CB/LL/RW, a double stacked corn containing Agrisure®, corn borer and corn rootworm traits in 2007. In 2008, Syngenta launched Agrisure® 3000GT, combining Agrisure® CB/LL/RW with Syngenta’s proprietary glyphosate herbicide tolerance. Further Agrisure® 3000GT hybrids were launched during 2009 which are suitable for different areas throughout the US corn belt. Agrisure® 3000GT provides Syngenta customers with a full package of Syngenta proprietary traits focused on the customers’ priority pests, coupled with resistance to the herbicide glyphosate.

•	High yielding corn hybrids (NK®) across a variety of maturities in Europe.

•	Soybean varieties with high yield performance and disease resistance.

•	Early maturing and high yielding varieties of sunflowers across Europe.

•
A number of high yielding barley varieties have been launched with excellent disease resistance, very high yield and lower cost of production. These have included both malting varieties suitable for brewing and feed type.

•	In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities.

•	Sugar beet varieties with Roundup Ready®(7) tolerance in the US, feature high sugar content and multiple resistances across a number of geographies.

•	Syngenta launched NK® Petrol in 2007. This is the first product of an entirely new hybridization system for oilseed rape, which provides higher yields and better resistance to environmental stress.

Vegetables

In Vegetables, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe, Japan and other parts of the world. Some examples of recently launched products include:

•
In tomatoes, Mini KumatoTM, a mini version of Syngenta’s popular sweet tasting tomato with a dark colored skin in Europe, Angelle, a snacking specialty with high taste and flavor launched in the US and Japan, and Arnold, rootstock with high vigor and root disease resistance in Europe.

•	Intrude/Hunter a bacterial and virus resistance pepper launched in the US.

•	Strategos/Pegaso, a high yield and disease resistant cucumber in Europe.

Flowers

In Flowers, some examples of recently launched products include:

•	CalliopeTM Geranium cuttings series with unique semi-trailing habit and large semi-double blooms with great heat tolerance.

•	Plush®, Petunia series with early blooming trailing type from seeds.

•	MammothTM, Pansy series from Goldsmith with very large flowers.

•	Perfetto, Medium sized Cyclamen series for economic production.

•	Volumia, Begonia series with large flowers – for landscaping.

•	Mira®, Poinsettia variety – very early flowering for energy-efficient production.

•	Techno®, Lobelia series with great heat tolerance - from cuttings.

(7) Roundup Ready® is a registered trademark of Monsanto Technology LLC.

•	Goldalia, Dahlia series with unique bicolors.

Products in Late Stage Development

Syngenta seeks to produce improved hybrid and varietal seeds to meet the varying circumstances and demands of our customers and to work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. Syngenta is also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In vegetable seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding the knowledge of taste, flavor and nutrition. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

Below are examples of products in development:

Field Crops

•
Optimizing plants’ water use could make a major contribution to saving vital resources, particularly for water-intensive crops such as corn. Syngenta is drawing on native corn genes as well as genes derived from arid-land plants to develop water optimization traits which Syngenta is testing across a wide range of moisture conditions in North and South America.

•	Syngenta is working towards developing corn seeds across a variety of maturities - with high yield, stress tolerance and improved agronomic characteristics.

•
Enhanced broad lepidopteran insect control through our Viptera trait in corn which expands the scope to key yield reducing insect pests. This technology will be combined with triple stack technology for a differentiating, industry leading whole plant protection.

•	An expanded portfolio with corn triple stack input traits (Agrisure® 3000GT) with combined glyphosate tolerance, European corn borer and corn rootworm control.

•	Stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide long term product sustainability.

•	Biofuel products in corn, focusing on amylase and high ethanol corn hybrids.

•
Soybean with high yield, herbicide tolerance, cyst nematode resistance, phytophthora root rot, aphid resistance and overall disease resistance. The industry’s best soybean aphid management system which combines genetics, a naturally occurring trait, and seed treatment products for a total integrated pest management approach.

•	Healthy oil varieties in oilseeds.

•	Broomrape, herbicide and disease resistant sunflowers.

•	High yield SafecrossTM hybrids with improved disease resistance and drought tolerance in winter oilseed rape.

•
In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” whole meal flour. There is a continuous pipeline of new wheat variety releases.

•
In barley, next generation malting barley with improved enzyme characteristics, new winter barley varieties combining high yield with malting quality, breakthroughs on the female side with new lines and new 3-ways, Triticale high yield with good fodder values for livestock. There is a continuous pipeline of hybrid barley releases.

•	Sugar beet with second generation nematode tolerance for the European market and with broad spectrum disease and virus resistance in combination with Roundup Ready®(8) tolerance for the NAFTA market.

(8) Roundup Ready® is a registered trademark of Monsanto Technology LLC.

Vegetables

•	Focus on increased agronomic quality, fruit quality improvements and better plant performance.

•	Virus, fungal, fruit cracking disease and insect resistances.

Production

Independent contract growers tend and harvest our seed near Syngenta facilities throughout the world. After the harvest, the raw seed is sent to our or third party processing facilities, where it is cleaned, calibrated, treated and packaged. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, the Netherlands, Spain, Sweden, Thailand and the United States. For large seed products, seed production tends to occur as close to the intended markets as possible, in order to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the use season.

Due to Syngenta’s global presence, it can engage in seed production year-round and reduce weather related seed production risk. In addition, because its facilities are located in both the northern and southern hemispheres, Syngenta can shorten the time from breeding seed to commercial production so that it can produce marketable quantities more quickly than if it were dependent on only one growing season.

Marketing and Distribution

Syngenta’s Seed products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Flagship brands are NK®, Golden Harvest®, Garst®, Hilleshög®, S&G®, Rogers®, Zeraim Gedera® and Fischer®. The NK® brand is used for corn, soybean, sunflowers, oilseed rape, and several other specialty crops. Golden Harvest® and Garst® are predominantly used in North America for corn, alfalfa and sorghum. Corn germplasm and traits are marketed via the GreenLeaf Genetics LLC 50:50 joint venture with Pioneer Hi-Bred International, Inc. Proprietary corn traits are marketed under the Agrisure® trademark. The Hilleshög® brand is used for sugar beet and appears in every major market in Europe, Japan and the United States. For vegetables in Europe, the Middle East, Africa and Asia, S&G® is a leading brand, while Daehnfeldt® targets emerging markets via different distribution channels. The Rogers® brand is well known in the Americas to growers and the food-processing industry. Through the acquisition of Zeraim in 2007, Syngenta gained access to its global brand Zeraim Gedera®. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers continues to use the Fischer®, S&G®, and Goldfisch® brands as well as the recently acquired Goldsmith® and Yoder® brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers.

Seed and crop protection products have traditionally been marketed separately. However, to provide integrated crop solutions and services, especially those tailored to local customer needs, Syngenta’s Seeds business is increasingly working together with its Crop Protection business to develop joint marketing approaches and initiatives. The objective has been to combine and capitalize on the strength of each segment to maximize their competitive advantages. This strategy is primarily focused on corn, soybeans, vegetables and cereals. Where beneficial, Crop Protection and Seeds sales teams jointly coordinate customer approaches to create crop solutions that include broad product combinations and services. Examples of joint marketing strategies in practice are soybean seed treated with CruiserMaxx® treatment, and in the US corn market capitalizing on the breadth of Syngenta’s portfolio by offering Syngenta seeds and traits, coupled with seed care and crop protection products. This program has benefited both the Crop Protection and Seeds businesses.

Research and Development

Syngenta operates approximately 100 breeding and germplasm enhancement centers, which focus on advancing the performance, stability and quality of seed varieties for over 50 food, feed and flower crops. Because customers need locally adapted crop varieties, these centers are strategically located around the world. At these centers, over 2,000 permanent employees leverage Syngenta’s global germplasm, trait, biotech and knowledge resources. Research efforts are focused on creating new varieties with greater productivity and tolerance to pests and other environmental stresses, as well as better quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

Syngenta operates biotechnology and seed technology research sites in Chile, China, France, India, the Netherlands, Singapore, Sweden and the United States. At these sites, Syngenta applies advanced biotechnology research, marker-assisted breeding, seed processing, pelleting, coating and upgrading technologies to create, develop and enhance seed products. Total research and development spending in Seeds was US$368 million in 2009, US$343 million in 2008 and US$283 million in 2007.

Syngenta expects that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Syngenta has entered into a number of targeted alliances with other enterprises in order to further broaden its germplasm and trait base that enables it to create more valuable products. None of these alliances are currently material to Syngenta’s business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation.

The list below is a sample of the alliances in which Syngenta is currently engaged:

•	Maisadour Semences SA, a minority shareholding in a corn and sunflower seed company in France.

•	LongReach Plant Breeders, a minority shareholding in an Australian wheat research company.

•	Chromatin, Inc., molecular stacks and mini-chromosome technology in corn.

•	Pioneer Hi-Bred International, Inc., collaboration on the development of GM traits for our branded businesses and GreenLeaf Genetics™.

•	Athenix, collaboration to discover novel corn insect and soybean cyst nematode resistance genes.

•	Evogene Ltd. & Syngenta Biotechnology Inc., collaboration on soybean cyst nematode gene discovery program for the benefit of the soy and sugar beet pipeline.

In addition, Syngenta has entered into a number of research and development agreements with other companies and academic institutions around the world.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of genetics and the increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry is now research intensive. Technological advances requiring higher research and development spending have forced new alliances and created greater competition in product development, marketing and pricing. This environment favors the companies that have a biotechnological platform and a broad genetic range. At present, Syngenta’s main competitors in the seeds business are: Monsanto, Pioneer, Vilmorin, KWS, Bayer, Dow, Ball, Sakata and Takii.

Intellectual Property

Syngenta maintains the ownership, and controls the use, of its seeds (inbreds and varieties) and genomic-related products and processes by means of intellectual property rights, including, but not limited to, the use of patents, trademarks, licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging. The level of protection varies from country to country according to local laws.

Syngenta licenses its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes.

Regulatory Approval

Genetically modified product approvals

In the United States, genetically modified crops are regulated by the United States Department of Agriculture (USDA), the Food and Drug Administration (FDA), and under some circumstances the Environmental Protection Agency. In the United States, conventional seed is not subject to this regulation. With respect to genetically modified crops, the EU has adopted legislation specific to genetically modified organisms, including Directive 2001/18/EEC on the deliberate release of genetically modified organisms, and Regulation (EC) No. 1829/2003, which addresses food and feed safety. Approval under Directive 2001/18/EEC and/or Regulation 1829/2003 is a prerequisite for the registration of each new genetically modified variety on the Official List.

In Asian countries, genetically modified crops are also regulated by key importing and/or cultivating countries including Australia, New Zealand, China, Japan, Korea, Taiwan, Philippines and India, to confirm the safety of food, feed and environmental aspects. Regulations for food, feed and processing became effective in Indonesia in 2009. Conventional seed is not subject to such regulations.

Varietal registrations

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

The Business Development segment is built around a core of independent business teams with responsibilities for specific markets.  The mission of Business Development is to capitalize upon the company’s considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology.

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

Enzymes for biofuels represent an opportunity for Syngenta. Development of a corn produced alpha amylase enzyme continued during 2009 with significant regulatory and development milestones achieved. FDA food and feed approval was gained in 2008 and during 2009 several industrial tests have shown positive results. Syngenta is also developing breeding and biotechnology capabilities in sugar cane for application particularly in Brazil, producer of approximately 40% of the world’s bioethanol.

Production

Business Development is producing corn amylase for use in full scale production trials. Production is carried out via contract with growers under a USDA permit.

Research and Development

Syngenta’s primary center for agricultural genomics and biotechnology research is at Syngenta Biotechnology, Inc. (SBI) in Research Triangle Park in the United States.  This research is now complemented with the development of Syngenta Biotech China, a permanent facility in Beijing, China that performs early stage evaluation of GM traits in corn, soybean and rice. In-house work is complemented and strengthened through numerous alliances and collaborations.

The following are key capabilities in developing transgenic crops:

•
Ability to find useful genes:  Syngenta is capitalizing on its pioneering work in mapping the rice genome and also accessing external sources through its collaborations with various university laboratories around the world.

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

Total research and development spending for Business Development was US$80 million in 2009, US$70 million in 2008 and US$51 million in 2007.

Syngenta’s Business Development segment has entered into a number of targeted alliances with other enterprises in order to broaden further our research and development scope.  None of these alliances are currently material to Syngenta’s business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future.  In most cases, royalties are payable upon commercial exploitation.

The list below is a sample of the alliances in which Syngenta’s Business Development segment is currently engaged:

•	Queensland University of Technology – Biofuels, with concentration on development of sugar cane transformation and gene expression tools.

•	Proteus S.A. – Biofuels, focusing on discovery and evolution of proprietary enzymes in the processing of biofuels.

•	Chromatin, Inc. - Gene stacking, exclusive use of their unique gene stacking technology in sugarcane.

•	Institute for Genetics and Developmental Biology, Beijing, China – Yield, drought trait gene discovery.

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

Competitive Environment

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

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). Please refer to Note 2, “Accounting Policies”, to the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Percentage owned by Syngenta	Local Currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	100%	ARS	421,298,205	Sales/Production
Bermuda
Syngenta Reinsurance Ltd.	100%	USD	120,000	Insurance
Brazil
Syngenta Proteção de Cultivos Ltda.	100%	BRL	1,172,924,609	Sales/Production/Research
Canada
Syngenta Crop Protection Canada, Inc.	100%	CAD	–	Sales/Research
France
Syngenta Seeds S.A.S.	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Agro S.A.S.	100%	EUR	22,543,903	Sales/ Production
Germany
Syngenta Agro GmbH	100%	EUR	2,100,000	Sales
Italy
Syngenta Crop Protection S.p.A.	100%	EUR	5,200,000	Sales/Production/ Development
Japan
Syngenta Japan K.K.	100%	JPY	–	Sales/Production/Research
Liechtenstein
Syntonia Insurance AG	100%	USD	14,500,000	Insurance
Mexico
Syngenta Agro, S.A. de C.V.	100%	MXN	157,580,000	Sales/Production
Netherlands
Syngenta Seeds B.V.	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	100%	EUR	45,000	Finance
Panama
Syngenta S.A.	100%	USD	10,000	Sales
Russian Federation
OOO Syngenta	100%	RUB	675,000	Sales
Singapore
Syngenta Asia Pacific Pte. Ltd.	100%	SGD	1,588,023,595	Sales
Switzerland
Syngenta Supply AG	100%	CHF	250,000	Sales
Syngenta Crop Protection AG(1)	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG(1)	100%	CHF	10,000,000	Finance
Syngenta Participations AG(1)	100%	CHF	25,000,020	Holding
United Kingdom
Syngenta Limited	100%	GBP	85,000,000	Holding/Production/ Research
USA
Syngenta Crop Protection, Inc.	100%	USD	1	Sales/Production/Research
Syngenta Seeds, Inc.	100%	USD	–	Sales/Production/Research
Syngenta Corporation	100%	USD	100	Holding/Finance
Garst Seed Company	90%	USD	101	Sales/ Production
Golden Harvest Seeds, Inc.	90%	USD	32,606	Sales

(1) Direct holding of Syngenta AG

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites.

The following is a summary of Syngenta’s principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/Leasehold	Approximate area (square feet)		Principal Use
Rosental, Basel, Switzerland	Freehold	281,700		Headquarters, Global Functions(1)
Dielsdorf, Switzerland	Freehold	1,049,490		Administration, marketing
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Monthey, Switzerland	Freehold	10,515,160		Production
Huddersfield, West Yorkshire, UK	Freehold	10,755,600		Production
Cold Creek, Alabama, USA	Freehold	9,539,900		Production
Goa, India	Freehold	8,668,100		Production
Grangemouth, Falkirk, UK	Freehold	904,488		Production
Landskrona, Sweden	Freehold	8,072,900		Research, production and marketing(2)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	3,536,700		Administration, research and marketing(2)
Stein, Switzerland	Freehold	1,948,700		Research center
Research Triangle Park, North Carolina, USA	Freehold	1,176,120		Research center
Aigues-Vives, France	Freehold	1,538,680	(3)	Production
Nérac, France	Freehold	586,870		Production(2)
Saint-Sauveur, France	Freehold	1,395,650		Administration, research(2)
Nantong, China	Leasehold	1,496,000		Production
Münchwilen, Switzerland	Freehold	610,300		Production
Kaisten, Switzerland	Freehold	124,808	(4)	Production
St Pierre, France	Freehold	1,506,946		Production
Seneffe, Belgium	Freehold	2,475,690		Production
Omaha, Nebraska, USA	Freehold	1,829,520		Production
Paulinia, Brazil	Freehold	6,860,000		Production
Hillscheid, Germany	Freehold	1,174,600		Administration, research(2)
Pollen, Kenya	Freehold	1,103,903		Production(2)
Thika, Kenya	Freehold	2,690,975		Production(2)
Koka, Ethiopia	Freehold	1,291,668		Production(2)
Amatitlan, Guatemala	Freehold	3,119,993		Production(2)
San Jose Pinula, Guatemala	Freehold	1,654,655		Production(2)
Jalapa, Guatemala	Freehold	4,417,690		Production(2)
Gilroy, California, USA	Freehold	4,208,332		Production(2)
Kapok, Guatemala	Freehold	26,156,300		Production(2)
Andijk, The Netherlands	Freehold	1,291,669		Research(2)
Beijing, China	Leasehold	21,528		Research(2)

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

Capacity Expansion Program

In 2008, Syngenta commenced a Crop Protection capacity expansion program to increase capacity and improve productivity, primarily for two key active ingredients  in order to meet forecasted demand growth. The capacity expansion is focused on the production of Azoxystrobin at Grangemouth in the United Kingdom and of CCT, a precursor to Thiamethoxam, at Monthey in Switzerland. Azoxystrobin is a Fungicide in AMISTAR® and Thiamethoxam is an Insecticide used in the key products ACTARA® and CRUISER®. To accompany this, there is related expansion for chemical intermediates as well as for formulation, filling and packing and investments in supply contracts and technology.

The program is estimated to have a total tangible asset cost of approximately $600 million, with the main investments scheduled for completion in 2010, and is expected to be financed entirely from internal cash flows. Total program spending in 2009 was US$260 million and since inception totals approximately US$300 million.

In Seeds, Corn production facilities were expanded in Brazil and capacity for sweetcorn was significantly increased in the USA.

Item 4A –– UNRESOLVED STAFF COMMENTS

None.

ITEM 5 –– OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion includes forward-looking statements subject to risks and uncertainty. See ‘Cautionary statement regarding forward-looking statements’ at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 2 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates

Approximately 59 percent of Syngenta’s sales and 60 percent of Syngenta’s costs in 2009 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2009 were 5 percent lower than 2008 on a reported basis, but were 1 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

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

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions, which can influence the demand for certain products over the course of a season; commodity crop prices and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the use of agricultural products, genetically modified seeds, or areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops. In future years, climate change may have both positive and negative impacts on Syngenta’s results. Climate change may make growing certain crops more or less viable in different geographic areas, but is not likely to reduce overall demand for food and feed.  Syngenta currently sells and is developing products to improve the water productivity of plants and increase tolerance to drought and heat. Legislation may be enacted in the future that limits carbon dioxide emissions in the manufacture of Syngenta’s products or increases the costs associated with such emissions. Syngenta works actively to make its production operations more energy efficient and to reduce the rate of carbon dioxide emissions per unit of operating income.

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East (EAME), and NAFTA(1), which represent approximately 33 percent and 34 percent respectively of consolidated sales in 2009 (2008: 37 percent and 31 percent; 2007: 36 percent and 34 percent). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (UK), the United States of America (USA) and India. Syngenta has established a new biotech research & technology center in Beijing, China, to complement its biotech research activities in the USA.

References in this document to market share estimates utilize, where possible, information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 20 percent of sales in 2009 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 20 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 3 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Note 27 of the consolidated financial statements in Item 18.

(1) NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico.

The consolidated financial statements are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are (i) adjustments for doubtful receivables, (ii) environmental provisions, (iii) impairment, (iv) post employment benefits, (v) uncertain tax positions, (vi) recognition of deferred tax assets and (vii) foreign currency translation of intercompany funding. These policies are described in more detail in Note 2 to the consolidated financial statements in Item 18.

Summary of results

In 2009, Syngenta achieved net income close to the record level of 2008 despite considerable challenges, including significantly adverse currency movements, a late start to the growing season and low pest pressure in the northern hemisphere markets of North America and Europe. Syngenta maintained discipline in pricing and tight credit risk management in emerging markets, which negatively impacted certain sales volumes, and contained costs to maintain operating margins. Investments in research and development and Crop Protection capacity expansion were continued and acquisitions of sunflower and lettuce seeds businesses were completed. Cash flow from operating activities also remained close to the 2008 level and for 2010 the Company proposes to maintain the dividend at CHF 6.00 per share and repurchase shares to a value of approximately US$200 million.

The substantial devaluation of emerging market currencies towards the end of 2008 had a strong negative impact on 2009 sales, particularly during the main northern hemisphere sales season in the first half of the year. Consequently, sales decreased by 5 percent but at constant exchange rates were 1 percent higher.

Crop Protection sales decreased 8 percent, a decrease of 2 percent at constant exchange rates. Except for glyphosate products, which had sharp price decreases in the second half of the year, local currency sales price increases achieved at the start of the season broadly held. The price increases partly offset lower sales volumes caused by late planting and low disease and pest pressure in NAFTA and Europe, severe drought in the southern part of Latin America and tight credit management in emerging markets. In the emerging markets of Asia Pacific, growth continued throughout the year as growers continued to invest in crop yield improvement.  Overall, Syngenta estimates to have gained market share on a usage basis for the fifth consecutive year largely as a result of its modern and broad product portfolio and effective marketing and sales programs.

Seeds sales increased by 5 percent, an increase of 13 percent at constant exchange rates, with higher sales at constant exchange rates in all product lines, which reflects Syngenta’s ability to capture value from new technology and to pass on higher raw material costs. Corn and Soybean sales volumes and local currency prices increased in most regions. Soybean market share in Brazil grew to an estimated 10 percent in Syngenta’s third year in the market. In NAFTA, sales of glyphosate tolerant sugar beet grew and Corn and Soybean benefited from additional sales in the fourth quarter following implementation of new sales terms which are in line with industry standards. Acquisitions increased Seeds sales by 2 percent, mostly in Flowers.

Gross profit margin for Syngenta in 2009 decreased by 2 percent due to the adverse currency movements and was broadly flat at constant exchange rates, with an improvement in Seeds offset by slightly lower margins in the larger Crop Protection business. In Crop Protection, the favorable impact on gross profit margin of higher sales prices was offset by the higher raw material costs of inventories carried forward from 2008. The improvement in Seeds gross profit margin partly reflected the increased weighting of proprietary triple stack corn seeds in the portfolio, with higher sales prices offsetting the impact of increased seed input costs.

Marketing and distribution expenses decreased by 11 percent, a decrease of 7 percent at constant exchange rates due to cost constraint and reduced charges to bad debt provisions from tight credit risk management, particularly in emerging markets, and improving liquidity in some markets as the year progressed. Research and development expense was 1 percent lower, but increased by 4 percent at constant exchange rates as local currency spending increased in Seeds. General and administrative was 13 percent lower than in 2008 due to exchange rate hedging gains and, excluding currency effects, increased by 1 percent. Restructuring and impairment expenses were lower largely as the result of fewer asset impairments in 2009. Net financial expense was US$ 47 million lower due to the non-recurrence of the currency exchange rate losses on emerging market currencies in the final quarter of 2008. The tax rate decreased by 2 percentage points to 16 percent.

Together, these factors resulted in net income attributable to Syngenta AG shareholders and diluted earnings per share for 2009 both being close to the levels achieved in 2008.

Comparing 2008 to 2007, in the first half of 2008 commodity crop prices continued to be very strong, boosting grower profitability. In this positive market environment, Syngenta capitalized on its extensive product portfolio and global position to produce significantly higher sales in both Crop Protection and Seeds. Crop Protection sales increased 27 percent in 2008 and 22 percent at constant exchange rates. Seeds sales in 2008 compared to 2007 grew 21 percent, 16 percent at constant exchange rates, with significant growth in all product lines. Gross profit margin in 2008 was higher than in 2007 with higher sales prices in Crop Protection partly offset by higher raw material costs and the impact of high oil prices in the first half of the year. The Seeds gross profit margin improved slightly with more sales of seed containing Syngenta proprietary traits offset by increased inventory provisions. Syngenta increased spending in marketing, distribution and general and administrative costs during 2008, reflecting higher sales volumes, increased spending in emerging markets and costs related to further development of its US corn business. The onset of the financial crisis and increased exchange rate volatility in the final quarter of 2008 required increased provisions for doubtful receivables. Research and development spending was higher than 2007 with an increased pipeline in Crop Protection and further development of corn and soybean traits in Seeds. In 2008, restructuring and impairment charges included impairments of two of Syngenta’s available-for-sale investments following significant share price declines in the year whereas in 2007, restructuring and impairment was net of a US$109 million gain on sale of part of a site at the Headquarters in Basel. Net financial expense was higher than 2007, largely due to exchange losses in emerging markets in the highly volatile currency markets in the final quarter. Together, these factors and a 4 percent lower tax rate contributed to an increase in net income attributable to Syngenta AG shareholders of 25 percent and growth in diluted earnings per share of 28 percent.

Acquisitions, divestments and other significant transactions

During 2009, Syngenta completed five small acquisitions and three small divestments, none of which were material either individually or in aggregate. In addition, on August 31, 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which includes certain rights to receive services during the post-acquisition transition period.

On May 1, 2009, Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

On April 1, 2009, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. Syngenta received global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex® I Insect Protection for broad lepidopteran control and to Herculex® RW for corn rootworm control.  Dow AgroSciences  received global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to  its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of high-quality, high-yielding corn seeds. On November 10, 2008, Syngenta purchased SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). The combined purchase price of these acquisitions was US$175 million.

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

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made in 2007, Syngenta acquired a further 1.3 percent of SIL’s share capital in January 2008 for a cash cost of US$5 million. The total shareholding of Syngenta in SIL has increased to 96.3 percent.

Acquisitions and divestments are described in Note 3 to the consolidated financial statements in Item 18.

Operational Efficiency programs

In 2007, Syngenta began a further Operational Efficiency Restructuring Program in addition to that announced in 2004 (described in the following paragraph) to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. Savings are targeted in both cost of goods sold and other operating expenses. The cost of this program is estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to 2011. Cash spent under the program in 2009, 2008 and 2007 totaled US$103 million, US$92 million and US$68 million, respectively.

The Operational Efficiency Cost Saving Program announced in 2004 to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time, was largely completed in 2007. Cash spent under the program in 2009 and 2008 related largely to cost run-offs from site closures and amounted to US$85 million. Cash spent from 2004 to the end of 2009 totaled US$440 million and it is expected that the final amount spent under the program will be less than the initial estimate of US$500 million. Aggregate program non-cash charges of approximately US$296 million are also lower than the US$320 million previously estimated.

Results of operations
2009 compared to 2008

Sales commentary

Total Syngenta consolidated sales for 2009 were US$10,992 million, compared to US$11,624 million in 2008, a 5 percent decrease year on year. At constant exchange rates sales grew by 1 percent. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	8,491	9,231	(4)	2	(2)	(6)	(8)
Seeds	2,564	2,442	3	10	13	(8)	5
Business Development	8	24	–	–	–	–	–
Inter-segment elimination	(71)	(73)	–	–	–	–	–
Total	10,992	11,624	(3)	4	1	(6)	(5)

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,581	4,290	(10)	7	(3)	(13)	(16)
NAFTA	3,726	3,633	–	6	6	(4)	2
Latin America	2,134	2,245	4	(9)	(5)	-	(5)
Asia Pacific	1,551	1,456	6	7	13	(7)	6
Total	10,992	11,624	(3)	4	1	(6)	(5)

Crop Protection

Crop Protection sales in 2009 declined by 8 percent to US$8,491 million, and by 2 percent at constant exchange rates. The substantial devaluation of emerging market currencies towards the end of 2008 had a strong negative impact on 2009 sales, particularly during the first half of the year, the main northern hemisphere sales season. Except for glyphosate products, the sales price increases achieved at the start of the season broadly held and local currency prices were 2 percent higher, 4 percent excluding glyphosate. The local currency price increases partly offset lower sales volumes caused by late planting and low disease and pest pressure in NAFTA and Europe, severe drought in the southern part of Latin America and tight credit management in emerging markets. Sales prices for glyphosate products declined considerably in the second half of 2009 from their peak 2008 levels. Professional product sales were lower as the economic environment negatively impacted the golf and horticulture markets. Sales of products launched after 2006, which include AXIAL®, REVUS®, DURIVO® and AVICTA®, increased by 17 percent (32 percent at constant exchange rates) to reach $308 million. In a declining market, Syngenta estimates to have gained market share during the year on a product usage basis.

Regional sales development in 2009 was mixed. A late start to the growing season and subsequent low disease pressure in Europe, Africa & the Middle East led to lower sales volumes. In addition, sales in Eastern Europe were restricted for most of the year by rigorous credit risk management, although the operating environment improved towards the end of the year.  NAFTA was also affected by a late season and low pest pressure, but this was compensated by strong performance in cereal and soybean herbicides and overall higher prices despite the second half pressure on glyphosate. In Latin America, credit risk management and drought in the southern part of the region during the first half of 2009 reduced sales, but improved economic conditions and higher commodity prices in the second half resulted in a strong recovery in sales volumes.  Lower sales prices were largely linked to glyphosate, but also to the stronger Brazilian Real which impacted farmers’ profitability in export commodity crops. In Asia Pacific, sales at constant exchange rates grew by 11 percent, benefitting from sustained demand throughout the year, particularly in the emerging markets, where growers continued to invest in order to improve crop yield.

Sales by product line are set out below:

(US$ million, except growth %)			Growth
Product line	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Selective Herbicides	2,221	2,412	(5)	5	–	(8)	(8)
Non-selective Herbicides	1,141	1,329	4	(12)	(8)	(6)	(14)
Fungicides	2,442	2,620	(6)	6	–	(7)	(7)
Insecticides	1,312	1,423	(2)	1	(1)	(7)	(8)
Seed Care	821	830	2	2	4	(5)	(1)
Professional Products	458	527	(12)	1	(11)	(2)	(13)
Others	96	90	(4)	13	9	(3)	6
Total	8,491	9,231	(4)	2	(2)	(6)	(8)

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, FUSILADE®MAX and TOPIK®

Sales in 2009 decreased by 8 percent and were unchanged at constant exchange rates as local currency price increases offset lower volume. Corn herbicide sales volume was lower reflecting reduced acreage, credit risk management in emerging markets and the impact of lower corn prices on farmers’ investment in crop yield improvement. AXIAL® and TOPIK® both showed strong volume growth on cereal crops in North America. AXIAL® experienced particularly strong growth in the Canadian wheat market, where sales at constant exchange rates increased by more than 50 percent. In the USA, increased soybean acreage and weed resistance to glyphosate resulted in a resurgence of demand for soybean herbicides.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales in 2009 decreased principally due to currency and price reductions for TOUCHDOWN® in the second half of the year, which were accompanied by a recovery in volume growth. GRAMOXONE® sales volume was also lower with declines in Australia due to drought and in emerging markets.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Lower sales volume in 2009 in the northern hemisphere, caused by a shorter growing season and reduced disease pressure, was partly offset by strong demand in rice in Asia Pacific and, in the second half, in soybean in Latin America. The overall volume decline was fully compensated by higher local currency sales prices. Sales of REVUS® doubled in Europe, its main region, and grew significantly in all other regions, with several new country launches.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales volume in 2009 was slightly lower due to a lack of soybean pest pressure in the USA and Latin America. Sales in Asia Pacific grew strongly throughout the year led by a successful roll-out of DURIVO®, which offers growers improved plant vigor in addition to insect control.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed care sales in 2009 decreased due to currency effects. Sales at constant exchange rates increased in all regions led by CRUISER®, which experienced double-digit volume growth along with a modest local currency sales price increase, and benefited in particular from a registration in France and a new application in Canada.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Sales in 2009 of Professional products decreased due to reduced demand in the golf and horticulture segments caused by the economic downturn.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,667	3,214	(12)	7	(5)	(12)	(17)
NAFTA	2,567	2,693	(3)	3	–	(5)	(5)
Latin America	1,907	2,037	4	(10)	(6)	–	(6)
Asia Pacific	1,350	1,287	4	7	11	(6)	5
Total	8,491	9,231	(4)	2	(2)	(6)	(8)

Sales volume was lower in EAME due to a shorter growing season with lower crop disease pressure and to restricted sales from credit risk management in Eastern Europe.  Local currency sales price increases partly offset the decline in volume and in East Europe partly offset the adverse impact of weaker currencies. Operating conditions in Eastern Europe showed some improvement towards the end of the year with an increase in fourth quarter sales.

In NAFTA, overall sales prices were higher despite a significant decrease in glyphosate prices in the second half of the year, and offset a modest volume decline due to reduced pest pressure. Canada showed strong volume growth led by cereal herbicides and Seed Care.

Volume growth in Latin America in the second half of 2009 offset a first half decline, which was a result of drought in the south and rigorous credit management. The second half growth reflected greater use of technology on increased soybean acres. Prices were lower due mainly to glyphosate and to maintaining US dollar prices as the Brazilian Real strengthened.

In Asia Pacific the farm economy proved resilient to the economic crisis resulting in further investment in improving yields and hence higher sales volume. Growth was particularly strong in Fungicides and Insecticides. Syngenta strengthened its market position, with broad based growth due to innovation and the adaptation of the product portfolio to local needs.

Seeds

Seeds sales grew 5 percent, 13 percent at constant exchange rates, with increased sales at constant exchange rates in all product lines. Local currency sales prices increased across the portfolio reflecting Syngenta’s ability to capture value from new technology and to pass on higher raw material costs. Seeds sales were negatively impacted by currencies, particularly during the first half of the year when peak sales occur. Acquisitions increased sales by 2 percent.

In Corn and Soybean, corn sales expanded in all regions except Latin America, where acreage was lower.  Soybean sales were also higher, including higher local currency prices and growth in market share in Brazil to an estimated 10 percent in Syngenta’s third year in the market. Corn and Soybean also benefited in the fourth quarter from earlier recognition of sales in NAFTA following implementation of new sales terms which, in line with industry standards, transferred title and risk of loss to customers on shipment. This change increased 2009 Seeds sales by approximately 5 percent. In Diverse Field Crops, significant local currency price increases were achieved in Eastern Europe, which largely offset the impact of weaker currencies, but sales volumes were lower partly due to credit constraints. Sales of glyphosate tolerant sugar beet in the USA showed continued growth. In Vegetables, with its broad range of proprietary germplasm combined with strong breeding and production capabilities, Syngenta increased local currency sales prices leading to increased sales at constant exchange rates. Flowers sales at constant exchange rates grew because of the Goldsmith and Yoder acquisitions completed in late 2008; the underlying business declined due to the impact of the economic downturn on the horticulture market.

In 2009, Syngenta continued the transformation of its Seeds business with the acquisition of Monsanto’s sunflower business and the establishment of a significant position in the US lettuce market with the acquisition of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc.

(US$ million, except growth %)			Growth
Product line	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,210	1,040	5	16	21	(5)	16
Diverse Field Crops	429	462	(1)	12	11	(18)	(7)
Vegetables	594	603	–	5	5	(7)	(2)
Flowers	331	337	4	1	5	(7)	(2)
Total	2,564	2,442	3	10	13	(8)	5

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales were 16 percent higher and at constant exchange rates grew in all regions, led by NAFTA and Asia Pacific.  In the USA, sales of Syngenta’s proprietary triple stack corn AGRISURE® 3000 GT increased significantly and accounted for 25 percent of the portfolio compared with 11 percent in 2008.  Soybean sales also increased mainly as the result of higher local currency sales prices and the additional fourth quarter sales from the change in sales terms noted above.  Corn & Soybean also showed strong growth in Brazil and in Asia Pacific.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales were 7 percent lower, but grew 11 percent at constant exchange rates. Europe and NAFTA accounted for most of the overall increase at constant exchange rates.  Sales volumes showed solid growth in Western Europe. In Eastern Europe sales volume decreased due to credit risk management measures, but local currency sales prices were increased significantly and offset a large part of the impact of the weaker exchange rates.  In the USA, sales of glyphosate-tolerant sugar beet increased.

Vegetables & Flowers: major brands, DULCINEA®, ROGERS®, S&G®, Zeraim Gedera,  Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

Sales were 2 percent lower, but grew in all regions at constant exchange rates and were especially strong in the emerging markets of Latin America and Asia.  Flowers sales grew at constant exchange rates due to inclusion in 2009 of a full year of sales from Goldsmith and Yoder, both of which were acquired by Syngenta in late 2008; underlying sales decreased from prior year levels due to the weak economic environment.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	933	1,077	(5)	8	3	(16)	(13)
NAFTA	1,187	979	6	16	22	(1)	21
Latin America	243	216	12	–	12	–	12
Asia Pacific	201	170	18	10	28	(10)	18
Total	2,564	2,442	3	10	13	(8)	5

Sales decreased in EAME due mainly to currency, and were 3 percent higher at constant exchange rates. Local currency sales price increases were implemented, particularly in Eastern Europe, offsetting the impact of currency weakness, but volumes were lower due to credit constraints and reduced Flowers sales. Sales growth accelerated during the year as conditions improved in Eastern Europe, which is a key area for sunflower and sugar beet.

In NAFTA, sales grew significantly, led by strong price increases in Corn & Soybean. In the USA, sales of glyphosate tolerant sugar beet once again grew as did sales of AGRISURE® 3000 GT proprietary triple stack corn seed. Soybean sales in the USA benefited from the additional fourth quarter sales noted above. Flowers sales volume grew from the late 2008 acquisitions of Yoder and Goldsmith.

Sales growth in Latin America was led by soybeans, where in Syngenta’s third year in the Brazilian market, it achieved a 10 percent market share, according to Syngenta estimates. Sales of corn decreased due to lower acreage.

In Asia Pacific, sales grew in all Seeds product lines, but particularly in Corn and Soybean, which grew by over 25 percent, 40 percent at constant exchange rates, and in Vegetables.

Operating Income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Operating Income/(loss) (US$ million)	2009	2008	Actual %
Crop Protection	1,869	2,038	(8)
Seeds	30	(36)	–
Business Development	(128)	(132)	–
Inter-segment profit elimination	(5)	(12)	–
Total	1,766	1,858	(5)

Operating income decreased from 2008 by US$92 million, 5 percent, due to unfavorable currency exchange rate movements. Currency movements decreased sales by 6 percent; at constant exchange rates, sales grew by 1 percent as higher local currency sales prices in both Crop Protection and Seeds compensated for lower sales volume. Overall gross profit margin decreased approximately 2 percent mainly due to the unfavorable currency movement. Excluding currency exchange rate movements, gross profit margin was broadly flat with an improvement in Seeds offset by a slight decline in the larger Crop Protection business. Marketing and distribution costs decreased by 11 percent, 7 percent at constant exchange rates, including lower charges to bad debt provisions in 2009 and cost containment measures.  Research and development expense decreased by 1 percent, but increased at constant exchange rates by 4 percent as local currency spending increased in Seeds. General and administrative was 13 percent lower than in 2008, including the US$96 million net favorable result of currency hedging programs described below, and was 1 percent higher at constant exchange rates. Restructuring and impairment, including the portion recorded in cost of goods sold, is described in Note 6 to the financial statements and decreased by US$56 million in 2009 to US$149 million due mainly to lower asset impairments.

Movements in currency exchange rates, particularly the strengthening of the US dollar relative to other currencies from the key first half sales season in 2008 to the same season in 2009, decreased operating income by approximately US$330 million including the net result of the hedging program for forecast foreign currency transactions (“EBITDA program”). The net result of the hedging program, which is reported in general and administrative costs, was a gain of US$109 million in 2009 compared to a gain of US$13 million in 2008.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Growth Actual %	Growth CER %
Sales	8,491	9,231	–	–	8,491	9,231	(8)	(2)
Cost of goods sold	(4,274)	(4,425)	–	–	(4,274)	(4,425)	3	1
Gross profit	4,217	4,806	–	–	4,217	4,806	(12)	(3)
as a percentage of sales	50%	52%			50%	52%

Marketing and distribution	(1,260)	(1,474)	–	–	(1,260)	(1,474)	15	11
Research and development	(512)	(556)	–	–	(512)	(556)	8	2
General and administrative	(515)	(655)	–	–	(515)	(655)	21	3
Restructuring and impairment	(61)	(83)	(61)	(83)	–	–	–	–
Operating income	1,869	2,038	(61)	(83)	1,930	2,121	(9)	4
as a percentage of sales	22%	22%			23%	23%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of this section for a more detailed description

Sales in 2009 decreased by 8 percent from 2008, 2 percent at constant exchange rates, including an average 2 percent increase in local currency prices. Gross profit margin decreased by 2 percent from 2008 largely due to currency exchange rate effects. The benefit of the increased sales prices was offset by higher cost inventories carried forward from 2008, when oil prices in particular were higher. Marketing and distribution costs decreased during 2009 through cost containment measures and lower bad debt expense. Charges to provisions for doubtful receivables were increased in late 2008 during the credit crisis and tight credit risk management and improving liquidity enabled lower charges in 2009. Research and development costs were 8 percent lower, but were only 2 percent lower at constant exchange rates and held constant as a percentage of sales as Syngenta continued to progress its strong development pipeline. General and administrative costs decreased by 21 percent, mainly due to the favorable EBITDA hedging program result noted above. At constant exchange rates, general and administrative costs decreased by 3 percent mainly due to cost containment measures and the favorable outcome of a legal dispute.

Restructuring and impairment for 2009 related primarily to the Operational Efficiency Program announced in 2007 and in particular to the projects to standardize and consolidate global back office services and to further outsource information systems. The decrease in costs from 2008 was mainly the result of lower asset impairments in 2009.

Operating income in 2009 of US$1,869 million was 8 percent lower than 2008, largely due to the adverse impact of exchange rates on sales not being fully compensated by lower operating costs.  Operating income margin was maintained at 22 percent as the impact of the lower gross profit margin was compensated by lower operating costs, excluding cost of goods sold.

The strong US dollar in the first half of 2009, particularly relative to emerging market currencies, reduced reported sales and, to a lesser extent, operating costs. The net effect of the US dollar movements was to decrease the segment’s operating income by approximately US$270 million relative to 2008, after a US$103 million net hedging gain.

Seeds operating income/(loss)

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Growth Actual %	Growth CER %
Sales	2,564	2,442		–	2,564	2,442	5	13
Cost of goods sold	(1,363)	(1,331)	(17)	(9)	(1,346)	(1,322)	(2)	(10)
Gross profit	1,201	1,111	(17)	(9)	1,218	1,120	9	18
as a percentage of sales	47%	45%			48%	46%

Marketing and distribution	(542)	(555)	–	–	(542)	(555)	2	(3)
Research and development	(368)	(343)	–	–	(368)	(343)	(7)	(11)
General and administrative	(203)	(173)	–	–	(203)	(173)	(17)	(16)
Restructuring and impairment	(58)	(76)	(58)	(76)	–	–
Operating income/(loss)	30	(36)	(75)	(85)	105	49	117	243
as a percentage of sales	1%	(1%)			4%	2%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of this section for a more detailed description

Seeds sales in 2009 were 5 percent higher than 2008, 13 percent at constant exchange rates. Gross profit margin increased by 2 percent due to higher margins on NAFTA Corn & Soybean sales from higher sales prices and the increased weighting of proprietary triple stack seeds in the corn portfolio. Cost of goods sold in restructuring and impairment in 2009 related to the reversal of the purchase accounting inventory step up from the Goldsmith acquisition and, in 2008, to the acquisition of Zeraim Gedera Ltd. (Zeraim Gedera).

Marketing and distribution costs were 2 percent below 2008, but 3 percent higher at constant exchange rates partly due to the flowers and sunflower acquisitions in 2008 and 2009. Research and development costs were 7 percent higher, 11 percent at constant exchange rates as a result of continued investment across the business. General and administrative costs increased 17 percent, 16 percent at constant exchange rates, due to additional costs resulting from the acquisitions completed in the latter part of 2008 and, in 2009, including higher amortization of acquired intangible assets and expenses related to the implementation of a new global seeds business system.

Restructuring and impairment costs include the reversal of the purchase accounting inventory step ups noted above. In addition, costs in 2009 include US$24 million to integrate and achieve synergies following the recent business acquisitions of Goldsmith, Yoder, Fischer and Zeraim Gedera and US$12 million for the establishment of global systems and processes to support back office integration and consolidation. Costs in 2008 included US$46 million related to acquisition integration to integrate and achieve synergies following the 2007 acquisitions, particularly that of Fischer. Restructuring costs in 2008 also include US$11 million rationalizing Seeds operating units under the Operational Efficiency program announced in 2007 and US$16 million on the global systems and process project.

The stronger average US dollar, particularly in the first half of the year, reduced operating income by US$62 million in 2009.

Business Development operating loss

	Total		Restructuring and impairment		Before Restructuring and impairment(1)
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Growth Actual %	Growth CER %
Sales	8	24	–	–	8	24	(69)	(69)
Cost of goods sold	(15)	(18)	–	–	(15)	(18)	19	19
Gross profit	(7)	6	–	–	(7)	6	–	–
as a percentage of sales	(88%)	25%		–	(88%)	25%

Marketing and distribution	(10)	(10)	–	–	(10)	(10)	(6)	(6)
Research and development	(80)	(70)	–	–	(80)	(70)	(14)	(16)
General and administrative	(20)	(21)	–	–	(20)	(21)	3	1
Restructuring and impairment	(11)	(37)	(11)	(37)	–	–	–	–
Operating loss	(128)	(132)	(11)	(37)	(117)	(95)	(25)	(26)

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of this section for a more detailed description

Sales decreased in 2009 as the result of 2008 having benefited from a one-time sale of technology. Otherwise, sales and cost of goods sold related largely to products used in development and marketing trials. Research and development spending increased 14 percent reflecting late stage development costs of ENOGENTM, Syngenta’s corn amylase product, which improves the productivity of ethanol plants, and investment in the new biotech center in China. Restructuring and impairment in both years largely relates to impairment of available-for-sale financial assets, particularly Verenium, where the share price has declined significantly.

Defined benefit pensions

Defined benefit pension expense increased to US$119 million in 2009 from US$79 million in 2008 mainly because plan asset market values declined during the second half of 2008 as a result of the turmoil in the global financial markets. Higher amortization expense of US$47 million in 2009 (2008: US$12 million) was the major component of this increase in pension expense. Amortization expense for other post-employment benefits was US$6 million in 2009 (2008: US$8 million). In view of the increasing amount of actuarial losses not recognized in its consolidated balance sheet, Syngenta will change, effective January 1, 2010, its accounting policy for recognizing actuarial gains and losses on defined benefit pensions and other post-employment benefits, as permitted by IAS 19,

“Employee Benefits”, from the ‘corridor’ method of deferred recognition to immediate recognition in other comprehensive income. As a result, the amortization referred to above will no longer be charged to profit or loss. Syngenta estimates that the total post-employment charge to profit or loss for 2010 will be similar to that for 2009, excluding amortization expense. IFRSs require retrospective application of such accounting policy changes. Accumulated actuarial losses at December 31, 2009 as shown in note 22 to the consolidated financial statements in Item 18, less applicable income tax effects, will form part of accumulated other comprehensive income, thus reducing reported shareholders’ equity.

Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, increased to US$125 million in 2009 from US$113 million in 2008, partly due to foreign currency translation effects and partly to higher contributions paid to the Swiss pension fund to restore a satisfactory funded status in view of the underfunded position which arose at the end of 2008. Because of strong plan asset performance during 2009, contributions to the Swiss plan in excess of normal levels are neither required nor foreseen in 2010. Syngenta expects contributions to defined benefit pension plans to be approximately US$165 million in 2010, including approximately US$10 million related to restructuring. This amount includes higher contributions to Syngenta’s UK plan required as a result of the statutory valuation of the plan which took place during 2009. See Note 30 to consolidated financial statements in Item 18.

Restructuring and impairment

The following table analyzes restructuring and impairment charges for the years ended December 31, 2009 and 2008:

(US$ million)	2009	2008

Non-cash restructuring and impairment, net	23	80
Cash costs:
Operational efficiency programs	98	79
Integration and acquisition costs	28	46
Total cash costs	126	125
Total restructuring and impairment(1)	149	205

(1) US$17 million (2008: US$9 million) is included within cost of goods sold and US$2 million (2008: US$ nil) is included within income/(loss) from associates and joint ventures.

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

2009

During 2009, operational efficiency cash costs were US$98 million including US$15 million for site closure costs in NAFTA, US$18 million for further outsourcing of information systems and US$55 million for standardization and consolidation of global back office operations across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million in 2009 related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group.

Non-cash restructuring and impairment, net included US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs. Offsetting gains of US$9 million related to the sale of an available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

2008

During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for further standardization and consolidation of back office operations.

Seeds integration costs of US$46 million relate mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million.

Non-cash restructuring and impairment, net included US$17 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. An additional US$17 million of impairments of intangible assets was due to accelerated amortization of a lease related to a Crop Protection development site, which is now closed.

A further US$37 million related to impairments of available-for-sale financial assets, mainly from a significant decline in the share price of Verenium (previously Diversa) Corporation. Non-cash restructuring and impairment, net also included US$9 million reversal of inventory step-up related largely to the Zeraim Gedera acquisition.

Financial expense, net

Financial expense, net decreased by US$47 million compared to 2008 as net currency losses declined by US$78 million to US$30 million compared to US$108 million in 2008, partially offset by lower interest income on cash deposits and higher interest expense from increased gross debt. The rapid and significant decline in certain emerging market currencies in the final quarter of 2008 triggered significant exchange losses in 2008.

Taxes

Syngenta’s effective tax rate in 2009 was 16 percent, compared with 18 percent in 2008. The Swiss statutory tax rate applicable to Syngenta decreased by approximately 2 percent compared to 2008 due to rate changes in certain Swiss Cantons and the impact of income taxed at lower rates remained at 5 percent due to a higher proportion of profit in lower tax jurisdictions. The proportion of profits in lower tax jurisdictions is currently expected to decrease in 2010. The combined effect of non-recognition of deferred tax assets and reversal of the write-down of deferred tax assets reduced the tax rate by 2 percent in 2009 compared to having increased the rate by 4 percent in 2008 due to losses incurred in 2008 partly related to the exchange rate volatility in the final quarter, which have been largely recovered in 2009. This partly compensated for the lower level of adjustments to prior years compared to 2008. The adjustments to prior years in 2008 largely related to the completion of tax audits in several countries in NAFTA and EAME. The tax rate on restructuring and impairment costs was 28 percent, compared to 24 percent in 2008 due to the mix of pre-tax gains and losses in the net charge. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2009 was US$1,371 million, 1 percent lower than the 2008 amount of US$1,385 million. The slight decrease was attributable to lower operating income, which was largely compensated by lower financial expenses, net and income taxes.

After related taxation, restructuring and impairment charges in 2009 were US$107 million compared to US$155 million in 2008.

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

Professional Products sales grew by 11%, 8% at constant exchange rates led by strong sales of growing media by Fafard and increased sales in the professional turf segment.

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

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®and UNIX®

In 2008, Syngenta strengthened its world leading position in fungicides in a market characterized by increased grower usage intensity and focus on plant performance. Growth in AMISTAR® reflected the success of a variety of combination products used across crops. AMISTAR®, where annual sales reached US$1 billion, was sold on 120 crops in 100 countries and has proven a yield-boosting effect in addition to excellent disease control. In the USA, fungicide use on corn and wheat grew rapidly, with QUILT® having established a leadership position in the corn fungicide market. In Latin America, fungicide growth was broad based across the region with PRIORI Xtra® having become the leading product in Brazil for the prevention and treatment of soybean rust.

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

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

In Seed Care sales increased by one third. The global expansion of CRUISER® led to strong growth in all regions as growers recognized its unique vigor effect in multiple crops. CRUISER® also benefited from higher soybean acres in the USA and a registration in France.

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

Sales in EAME were higher as growers in both Western and Eastern Europe significantly increased their use of technology to raise yields and increased cereal and corn acreage in order to capitalize on strong commodity prices in the first half of 2008. Increased acreage in Western Europe also partly reflected elimination of European Union set-a-side. Rapid growth in Eastern Europe – notably in Russia, Ukraine and Kazakhstan – reflected ongoing expansion of Syngenta’s product range and an extension of Syngenta’s leading market position.

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

Corn & Soybean: major brands AGRISURE®, NK®, GARST®, GOLDEN HARVEST®, SPS®

In the USA, sales of NK® soybean benefited from an acreage shift in favor of soybean and from a further market share gain reflecting crop yield outperformance. In corn, the proprietary triple stack product under the AGRISURE® brand was successfully launched and incorporation of these traits into Syngenta’s elite germplasm continued accelerating. Sales of corn in Europe expanded rapidly, with increased acreage and a broadening of Syngenta’s portfolio across maturities. In Latin America, sales increased significantly in strong corn and soybean markets, as customers responded positively to new combinations of genetically modified technology and top quality germplasm.

Diverse Field Crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crops showed strong sales growth reflecting Syngenta’s leading position in sunflower and increased share in winter oilseed rape. Eastern European growers in particular responded to growing demand for healthy oils and expanded acreage while adopting improved varieties. Sugar beet sales increased with the launch of glyphosate-tolerant varieties in the USA leading to a substantial gain in market share.

Vegetables & Flowers: major Vegetables brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera; major Flowers brands Fischer, Goldsmith, S&G®, Yoder

Strong growth in Vegetables across all regions was supplemented by the full year consolidation of Zeraim Gedera. Syngenta’s strong developed market presence was enhanced by a leadership position in the rapidly growing Latin American market and by increased market penetration in Asia Pacific. In Flowers the main driver was the full year consolidation of Fischer acquired in 2007.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2008	2007	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	1,077	818	15	5	20	12	32
NAFTA	979	916	5	1	6	1	7
Latin America	216	146	34	14	48	–	48
Asia Pacific	170	138	16	8	24	(1)	23
Total	2,442	2,018	12	4	16	5	21

Sales in EAME continued their strong growth trend, particularly in Corn & Soybean, with an estimated market share gain. Sales of Diverse Field Crops were particularly strong in Eastern Europe. The full year sales of Zeraim Gedera in Vegetables and the Fischer portfolio in Flowers, which were acquired in late 2007, contributed to strong sales growth in these product lines.

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

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)		Growth
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Actual %	CER %
Sales	9,231	7,285	–	–	9,231	7,285	27	22
Cost of goods sold	(4,425)	(3,605)	–	–	(4,425)	(3,605)	(23)	(19)
Gross profit	4,806	3,680	–	–	4,806	3,680	31	25
as a percentage of sales	52%	51%			52%	51%

Marketing and distribution	(1,474)	(1,167)	–	–	(1,474)	(1,167)	(26)	(23)
Research and development	(556)	(496)	–	–	(556)	(496)	(12)	(10)
General and administrative	(655)	(516)	–	–	(655)	(516)	(27)	(19)
Restructuring and impairment	(83)	1	(83)	1	–	–	–	–
Operating income	2,038	1,502	(83)	1	2,121	1,501	41	34
as a percentage of sales	22%	21%			23%	21%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of this section for a more detailed description.

Sales in 2008 increased by 27% over 2007, 22% at constant exchange rates, including an average 6% increase in local currency prices. Gross margin increased by 1% over 2007 as the impact of higher volumes, sales price increases and the effect of the 2007 increase in environmental provisions more than offset increased raw material costs. Marketing and distribution costs increased during 2008 due to higher sales volumes, increased resources in emerging markets and higher charges for doubtful receivables in response to deteriorating liquidity in some emerging markets in the final quarter. Research and development costs were 12% higher, 10% at constant exchange rates, from increased projects in the development pipeline. Increased general and administrative costs reflected further investment in emerging markets as well as lower compensation from third parties using Syngenta registration data and lower liability provision reductions than in 2007.

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

Seeds operating income/(loss)

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment(1)		Growth
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Actual %	CER %
Sales	2,442	2,018	–	–	2,442	2,018	21	16
Cost of goods sold	(1,331)	(1,123)	(9)	(6)	(1,322)	(1,117)	(18)	(15)
Gross profit	1,111	895	(9)	(6)	1,120	901	24	17
as a percentage of sales	45%	44%			46%	45%

Marketing and distribution	(555)	(465)	–	–	(555)	(465)	(19)	(17)
Research and development	(343)	(283)	–	–	(343)	(283)	(21)	(19)
General and administrative	(173)	(125)	–	–	(173)	(125)	(38)	(31)
Restructuring and impairment	(76)	(38)	(76)	(38)	–	–	–	–
Operating income/(loss)	(36)	(16)	(85)	(44)	49	28	75	(59)
as a percentage of sales	(1%)	(1%)			2%	1%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of this section for a more detailed description.

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

Business Development operating loss

	Total		Restructuring and impairment		Before Restructuring and impairment(1)		Growth
(US$ million, except growth %)	2008	2007	2008	2007	2008	2007	Actual %	CER %
Sales	24	5	–	–	24	5	–	–
Cost of goods sold	(18)	(6)	–	–	(18)	(6)	–	–
Gross profit	6	(1)	–	–	6	(1)	–	–
as a percentage of sales	25%	–	–	–	25%	–	–	–

Marketing and distribution	(10)	(6)	–	–	(10)	(6)	(67)	(52)
Research and development	(70)	(51)	–	–	(70)	(51)	(37)	(37)
General and administrative	(21)	37	–	–	(21)	37	–	–
Restructuring and impairment	(37)	2	(37)	(2)	–	–	–	–
Operating loss	(132)	(19)	(37)	(2)	(95)	(21)	–	–
This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

(1) Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of this section for a more detailed description

Sales increased in 2008 due to a one-time sale of technology. Research and development spending increased 37% reflecting development of Biofuels projects including corn amylase. General and administrative expenses in 2007 were net of a US$50 million one-time payment from Delta & Pine Land following their acquisition by Monsanto. Restructuring and impairment charges in 2008 are comprised mainly of impairments of available-for-sale financial assets, particularly the equity holding in Verenium (previously Diversa) Corporation, where the share price had declined significantly in 2008.

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

During 2008, the funded status of all defined benefit pension plans reduced from 99% to 92%. Asset returns of all plans were negative and this outweighed the significant favorable impact on the UK pension plan funded status of higher UK corporate bond yields compared to December 31, 2007. Employer contributions to defined benefit plans, excluding contributions related to restructuring, were US$113 million in 2008, compared to US$124 million in 2007.

Restructuring and impairment

The following table analyzes restructuring and impairment charges for the years ended December 31, 2008 and 2007:

(US$ million)	2008	2007
Non-cash restructuring and impairment, net	80	(85)
Cash costs:
Operational efficiency programs	79	117
Integration and acquisition costs	46	9
Total cash costs	125	126
Total restructuring and impairment(1)	205	41

(1) US$9 million (2007: US$6 million) is included within cost of goods sold

2008

During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for further standardization and consolidation of back office operations.

Seeds integration costs of US$46 million relate mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million.

Non-cash restructuring and impairment, net included US$17 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. An additional US$17 million of impairments of intangible assets was due to accelerated amortization of a lease related to a Crop Protection development site, which is now closed. A further US$37 million related to impairments of available-for-sale financial assets, mainly from a significant decline in the share price of Verenium (previously Diversa) Corporation. Non-cash restructuring and impairment, net also included US$9 million reversal of inventory step-up related largely to the Zeraim Gedera acquisition.

2007

Syngenta incurred costs of US$41 million associated with the Operational Efficiency program announced in 2004, which related to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.

A further US$27 million of cash costs were incurred by Crop Protection in connection with the Operational Efficiency program announced in 2007 and related to the restructuring of the Development function, projects to improve the efficiency of the distribution and manufacturing networks, and the restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain. Cash costs in Seeds under this program totaled approximately US$32 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, the exit from an onerous supply contract and exiting unprofitable crops in unprofitable geographies. In addition, headquarter and information systems restructuring activity incurred costs of US$17 million.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Non-cash restructuring and impairment, net included divestment gains of US$121 million realized mainly from the sale of a major part of the Rosental site in Basel and from the sale of land in Switzerland. Partially offsetting these gains were US$9 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations announced prior to and during 2006, US$21 million of impairment of intangible assets that largely related to accelerated amortization of a lease on the Crop Protection development site referred to in the above description of 2008 restructuring costs and US$6 million of reversal of inventory step up included in cost of goods sold related to the EGV and Zeraim Gedera acquisitions.

Financial expense, net

Financial expense, net increased by US$127 million compared to 2007 as a result of net currency losses of US$108 million in 2008 compared to net gains of US$16 million in 2007. The rapid and significant decline in several emerging market currencies, in particular the Russian rouble and Ukrainian hryvna in the final quarter of 2008 triggered significant exchange losses. In 2007, emerging market currencies had overall appreciated against the US dollar. The currency losses in 2008 were net of gains realized on restructuring internal funding arrangements.

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

Net income and other supplementary income data

Net income in 2008 was US$1,385 million, all attributable to shareholders of Syngenta AG, compared to US$1,111 million in 2007 with US$1,109 million attributable to shareholders of Syngenta AG. Operating income was higher in 2008 largely due to strong profitable sales growth, which enabled operating income margin to be maintained despite higher net restructuring and impairment costs. In addition, increased financial expenses, net, were partly offset by the reduced tax rate.

After related taxation, restructuring and impairment charges in 2008 were US$155 million compared to US$3 million in 2007.

Foreign operations and foreign currency transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from the operations in Brazil where the Brazilian real is the functional currency of the subsidiaries. In 2009 the Brazilian real experienced a constant appreciation against the US dollar to a level comparable to the end of 2007, before the currency was impacted by the overall credit crisis during 2008. To manage its exposure to risks associated with fluctuations of the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods.

Liquidity and capital resources

Syngenta’s principal sources of liquidity consist of cash generated from operations. In the period 2006 to 2009, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, this is also expected to be the case in 2010 despite an increased capital expenditure program announced in 2008. Working capital fluctuations are supported by short-term funding available through commercial paper and committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2009 and 2008 of US$1,552 million and US$803 million, respectively. At December 31, 2009 and 2008, Syngenta had current financial debt of US$281 million and US$211 million, respectively, and non-current financial debt of US$3,303 million and US$2,524 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2009, Syngenta had no commercial paper issuances outstanding. The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed in 2006, amended in 2007, and will mature in July 2013. At December 31, 2009, Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

During 2009, Syngenta issued an unsecured non-current Eurobond with principal amount of EUR 500 million with a maturity in June 2014 and a fixed interest rate of 4.000 percent.

During 2008, Syngenta issued two unsecured non-current Swiss franc domestic bonds with principal amounts of CHF 500 million and CHF 375 million. The CHF 500 million bond has a maturity in April 2013 and a fixed interest rate of 3.375 percent. The CHF 375 million bond has a maturity in December 2012 and a fixed interest rate of 3.500 percent.

Syngenta’s long term credit rating is A (Standard & Poor’s) and A2 (Moody’s) with a stable outlook and the short term credit rating is A-1 (Standard & Poor’s) and P-1 (Moody’s). Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2009:

(US$ million)	Carrying amount	Value at issue
4.125% Eurobond 2011	719	636
3.500% Swiss franc domestic bond 2012	361	316
3.375% Swiss franc domestic bond 2013	482	484
4.000% Eurobond 2014	714	700
4.125% Eurobond 2015	718	641
5.110% US private placement 2020	86	75
5.350% US private placement 2025	75	75
5.590% US private placement 2035	100	100
Total	3,255	3,027

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

Commitments for capital expenditure of US$65 million at December 31, 2009 relate mainly to the current capital investment program.

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
(US$ million)	2009	2008	2007
Cash flow from operating activities	1,419	1,466	1,168
Cash flow used for investing activities	(880)	(608)	(368)
Cash flow from (used for) financing activities	170	(457)	(781)

Cash flow from operating activities

2009 compared to 2008

Cash flow from operating activities of US$1,419 million in 2009 was US$47 million less than in 2008. After reversing non-cash items of US$668 million, income before taxes contributed US$356 million less cash in 2009 mainly due to unfavorable currency exchange rates compared to 2008. Net cash paid for financial expense, net was US$333 million higher in 2009 than in 2008 as a result of the realization in 2009 of exchange losses on emerging market currencies incurred in 2008, and 2008 having benefited from gains from the restructuring during the year of certain internal funding arrangements and the related net investment hedges. These cash flow decreases were offset by a US$118 million reduction in tax payments, a US$76 million reduction in spending on provisions, particularly restructuring provisions, and US$448 million lower cash outflows from working capital in 2009 than occurred in 2008. Inventory levels absorbed US$804 million less cash during 2009 than during 2008 due to the planned stock build-up in 2008. Trade and other receivables contributed US$55 million of cash in 2009 compared to outflows of US$291 million in 2008 due to the rapid sales growth in 2008 and strong cash collections during the final months of 2009. Lower accrued employee bonuses in 2009 than 2008, the high growth in sales rebates payable in 2008 due to the strong 2008 sales, and the timing of cash payments for trade payables and other current liabilities resulted in US$33 million of outflows in 2009 compared to US$669 of inflows in 2008.

2008 compared to 2007

Cash flow from operating activities in 2008 was US$298 million higher than in 2007. After reversing non-cash items of US$973 million, 2008 income before taxes contributed US$521 million more cash inflows than 2007 due to higher sales. This was offset by a higher increase in inventory levels that absorbed US$836 million more cash than in 2007 due to a stock build to meet higher sales volumes before the completion of the capital expansion program that commenced in mid-2008. Other working capital flows contributed US$378 million of cash in 2008 compared to outflows of US$46 million in 2007, partly due to higher rebates payable to customers. Payments of taxes increased from US$192 million in 2007 to US$283 million in 2008. Net financial receipts and payments were inflows of US$49 million compared to US$155 million of outflows in 2007 due to gains realized on restructuring internal funding in Brazil and the UK and the related net investment hedges.

Cash flow used for investing activities

2009 compared to 2008

Cash used for investing activities increased to US$880 million in 2009 from US$608 million in 2008. Additions to property, plant and equipment of US$652 million were US$208 million higher in 2009 than in 2008 due to the continuation of the capital expansion program announced in July 2008, and were US$403 million higher than depreciation of US$249 million. The capital expansion program is now nearing completion and some reduction in additions to property, plant and equipment is expected in 2010 compared to 2009. Purchases of investments and associates in 2009 were reduced compared to 2008 when a 49 percent interest in Sanbei Seeds was purchased for US$36 million. Net purchases of US$41 million of marketable securities in 2009 contrasted with net disposals in 2008 of US$97 million. In 2008, the marketable security portfolio was reduced to nil while in 2009, excess cash on hand at the end of the year was invested for the short-term. Cash spent on acquisitions increased US$44 million in 2009 to US$188 million mainly due to the acquisition of the Monsanto global sunflower seed activities.

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

Cash flow used for financing activities

2009 compared to 2008

Cash flow from financing activities was US$170 million in 2009 compared to cash used for financing activities of US$457 million in 2008. Net borrowings were US$135 million higher in 2009 than in 2008 and net cash expenditure on sales and purchases of treasury shares was US$534 million lower as share repurchases in 2009 were limited to those required to meet the future needs of share based payment plans. Distributions paid to shareholders in 2009 of US$494 million were US$42 million higher than in 2008 largely due to the increase in dividend to CHF 6.00 (US$5.27) per share paid in 2009 from CHF 4.80 (US$4.76) in 2008.

2008 compared to 2007

Financing cash outflows decreased by US$324 million due mainly to increased net additional borrowings of US$608 million in 2008 compared to US$182 million in 2007. Distributions paid to shareholders were US$151 million higher in 2008, but treasury share purchases, including 2.3 million shares under the share repurchase program, were US$45 million lower than in 2007.

Research and development (R&D)

Syngenta has major research centers in Stein, Switzerland; Jealott’s Hill, England; Goa, India; Research Triangle Park, North Carolina, USA; Saint-Sauveur, France; Enkhuizen, the Netherlands; and Beijing, China.

There are two principal elements to Syngenta research and development. The first is to develop new products and technologies. The second is to support existing products: extending their uses, improving their performance and monitoring their long-term environmental profile and safety.

To enable the development of safe and effective solutions which enhance sustainable farming systems, Syngenta organizes its R&D activities around several core technology programs: Crop Protection Research; Crop Protection Development; Crop Genetics Research; Seed Breeding; Seed Product Development; Lawn & Garden Product Development, Enzyme Research & Development for Biofuels and Integrated Agronomic Solutions. Most of these are closely integrated to both improve efficiency and increase overall capacity, and to discover new active ingredients and novel crop varieties which will lead to enhanced crop yields and quality.

Syngenta research and development scientists work to establish the biological potential of novel compounds, develop new plant varieties, obtain product registrations and bring new products to market that promote sustainable farming and meet the needs of farmers, as well as their customers in the food supply chain.

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

The new biotechnology center that opened in 2008 in Beijing, China concentrates on early-stage evaluation of genetically modified traits for key crops, such as corn, soybean and rice, in the areas including yield improvement, drought resistance and disease control. The further enhanced chemistry center in Goa, India continues to focus on cost efficient synthesis at laboratory and field scale. Syngenta is also investing further in its research center in Jealott’s Hill, England, which focuses on the development of new herbicides. The center’s technological capability has been enhanced with the implementation of formulation robotics, which are now operational and are expected to further accelerate the delivery of new products to market.

The total spent on research and development was US$960 million in 2009, US$969 million in 2008 and US$830 million in 2007.  Attribution of research and development costs for 2009 was US$512 million for Crop Protection, US$368 million for Seeds and US$80 million in Business Development. In 2008, the attribution was US$556 million for Crop Protection, US$343 million for Seeds and US$70 million for Business Development. In 2007, the attribution was US$496 million for Crop Protection, US$283 million for Seeds and US$51 million for Business Development.

In addition to Syngenta’s own research and development efforts, Syngenta has also entered into a number of alliances and research and development agreements.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2009 Syngenta had the following contractual obligations to make future payments in the following periods:

US$ million	Notes to the financial statements in Item 18	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	18	3,584	281	1,116	1,204	722	261
Interest on financial debt	27	681	131	223	134	76	117
Other non-current liabilities	18	114	–	114	–	–	–
Capital lease payments	25	36	3	33	–	–	–
Operating lease payments	25	117	22	37	27	31	–
Unconditional purchase obligations	25	2,038	867	905	186	80	–
Long-term research agreements and other long-term commitments	25	307	100	120	50	37	–
Total		6,877	1,404	2,548	1,601	946	378

Of the total financial debt, floating rate financial debt is US$329 million (mainly local bank loans and overdraft facilities), US$281 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$3,255 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US private placement notes. Fixed rate interest payments of US$681 million on these are included above. At December 31, 2009, US$1,195 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Other non-current liabilities arise from license agreements signed during 2009 and 2008 with several counterparties where the related cash flows are payable over several years.

US$879 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2010. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated US$154 million of provisions that are expected to be paid during 2010.

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

The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Syngenta is committed to pay contributions to its UK defined benefit pension fund according to a schedule, which it agrees in advance with the plan Trustee following each statutory valuation, which normally takes place every three years. The schedule requires payment based on a percentage of pensionable pay, plus a fixed amount over a fixed number of years to eliminate the deficit in the fund. The schedule of contributions in force at December 31, 2009 was agreed on following the 2006 valuation and would have required deficit contributions of US$6 million per year in 2010 and 2011. Subsequently, the 2009 valuation has been finalized and a new schedule of contributions agreed, under which Syngenta must pay deficit contributions of approximately US$33 million per year to the UK fund over the agreed deficit recovery period of 10 years. A further US$16 million per year may be payable at three year intervals over this period if the actual return on plan assets falls below a specified level. Contributions would be reviewed again following the next valuation which is due in 2012.  The contributions expected to be paid by Syngenta in 2010 to meet its commitments under this revised schedule are included in the US$165 million amount disclosed in Note 22 to the consolidated financial statements in Item 18 as Syngenta’s best estimate of 2010 employer contributions to defined benefit plans. Because the revised schedule of contributions was agreed subsequent to December 31, 2009, the increased future contributions it contains are not included in the above table.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2009, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Note 2 to the consolidated financial statements in Item 18.

Recent developments

Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 18, 2010, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Future prospects

Sales of Crop Protection products were 8 percent lower in 2009 than 2008.  At constant exchange rates, sales were 2 percent down, with average local currency prices 2 percent higher and volumes 4 percent lower. Local currency sales prices excluding glyphosate were 4 percent higher in the year but broadly flat in the second half, and the target in 2010 is to maintain prices, other than for glyphosate, at the new higher level, though the degree of success will depend on competitor behavior. Glyphosate prices decreased significantly in the second half from the high levels reached in 2008, and 2010 is expected to see the full year impact of these lower prices. In 2009, sales volumes in EAME and NAFTA reflected a late season and low disease pressure and in East Europe sales were also reduced by restricted liquidity in the market and Syngenta’s tight credit control. Seasonal weather and disease patterns are uncertain, but volume growth is currently anticipated in 2010. Eastern Europe sales volumes are also expected to return to growth, but liquidity constraints may restrict this to levels lower than seen before the financial crisis. Sales volumes in the south of the Latin America region may see some recovery in 2010 from the drought conditions seen in the first half of 2009, but while some credit expansion is likely, risk management will remain tight, particularly with the economic uncertainty in Argentina. Completion of the capacity expansion investments will ease the supply constraints on the important AMISTAR®,  ACTARA® and CRUISER® ranges in the second half of the year.

In Seeds, sales at constant exchange rates grew 13 percent in 2009 and benefited from the alignment of NAFTA Corn & Soybean sales terms with industry practice, which increased overall Seeds sales by approximately 5 percent. In the USA, sales of the AGRISURE 3000 GT proprietary triple stack seeds accounted for 25 percent of the corn portfolio and are expected to exceed 50 percent of the corn portfolio in 2010. Further advances in corn portfolio quality will be achieved by stepping up the combination of proprietary traits and top performing germplasm. While growth in the value of the NAFTA corn & soybean markets is expected to moderate in 2010, Syngenta targets gaining share through continued improvements in the competitiveness of its portfolio. Sales growth in Flowers was driven by acquisitions in 2009 in a market expected to have decreased overall in the difficult macroeconomic conditions. Syngenta currently expects a gradual return to underlying growth in a broadly flat Flowers market in 2010.

Weaker currencies versus the US dollar reduced reported sales in 2009 by approximately 6 percent. Major currencies such as the euro appreciated in the second half of 2009 towards the levels seen at the end of 2007 and emerging market currencies in Asia and East Europe recovered from their lows. While it is not possible to predict the impact of currency exchange movements in 2010, if the exchange rates seen at the beginning of 2010 continue, the impact on reported sales will be positive. However, the positive effect on sales will be partially offset at the operating income level by the adverse impact on the cost base of a stronger Swiss franc and the inclusion in 2009 of hedging gains of approximately US$109 million, which would not reoccur at current exchange rates.

Due to inventory carry forward, gross profit margins in Crop Protection in 2009 did not reflect lower raw material costs until the second half of the year. Unless raw material costs, including those linked to the oil price, increase in the early part of the year, 2010 should include a full year benefit of the lower costs. Cost increases or decreases in the second half of 2010 will mainly impact on gross profit margins in 2011. Seeds gross profit margins improved in 2009 compared with 2008. With a further increase in the weighting of triple stack seeds containing Syngenta proprietary traits and the lower input cost of seeds, which are partly based on the market price of commodity crops, further margin improvement is currently expected in 2010. Due to the difficult economic and agricultural background in 2009, Syngenta reduced discretionary expenditures. In addition, charges to bad debt provisions were low after the provision increases in late 2008 and executive and staff bonus expense was below the level seen in 2008, when Syngenta achieved record profit. As a result, operating costs excluding cost of goods sold were lower than 2008 in both US dollars and at constant exchange rates. Tight cost control will continue in 2010, but bonus levels, bad debt charges and expenditure on growth investments are likely to increase, and operating costs excluding cost of goods sold to be higher. As noted above, a weaker dollar compared with the average of 2009 will increase reported costs.

Financial expense, net, in 2009 was lower than in 2008, which was impacted by translation losses on emerging market currencies. While it is not possible to reliably predict exchange gains and losses in 2010, based on interest and forward exchange rates prevailing at the start of the year it is currently expected that financial expense, net, in 2010 will be closer to the 2008 level.

Net income in 2010 will continue to be impacted by restructuring and impairment charges related to the program approved by the Syngenta Board on February 7, 2007. The level of restructuring and impairment charges is dependent on the timing of irrevocable restructuring commitments and is difficult to forecast accurately in any one calendar year but, excluding financial asset and other impairment losses, is currently expected to be broadly similar in 2010 to 2009.

Subject to approval by the shareholders at the annual general meeting on April 20, 2010, the Board is recommending to maintain the dividend at CHF 6.00 per share. Syngenta also plans to repurchase shares in 2010 to a value of approximately US$200 million.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Item 11.

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

Reconciliation of net income excluding Restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2009
Operating income	1,766	(147)	1,913
Income/(loss) from associates and joint ventures	(3)	(2)	(1)
Financial expense, net	(122)	–	(122)
Income before taxes	1,641	(149)	1,790
Income tax expense	(267)	42	(309)
Net income	1,374	(107)	1,481
Attributable to minority interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,371	(107)	1,478
Tax rate	16%	28%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	94		94
Basic earnings per share	14.72	(1.15)	15.87
Diluted earnings per share	14.62	(1.14)	15.76

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2008
Operating income	1,858	(205)	2,063
Income/(loss) from associates and joint ventures	3	–	3
Financial expense, net	(169)	–	(169)
Income before taxes	1,692	(205)	1,897
Income tax expense	(307)	50	(357)
Net income	1,385	(155)	1,540
Attributable to minority interests	–	–	–
Net income attributable to Syngenta AG shareholders	1,385	(155)	1,540
Tax rate	18%	24%	19%
Number of shares – basic (millions)	94		94
Number of shares – diluted (millions)	95		95
Basic earnings per share	14.75	(1.65)	16.40
Diluted earnings per share	14.63	(1.63)	16.26

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2007
Operating income	1,464	(41)	1,505
Income/(loss) from associates and joint ventures	(3)	–	(3)
Financial expense, net	(42)	–	(42)
Income before taxes	1,419	(41)	1,460
Income tax expense	(308)	38	(346)
Net income	1,111	(3)	1,114
Attributable to minority interests	(2)	–	(2)
Net income attributable to Syngenta AG shareholders	1,109	(3)	1,112
Tax rate	22%	93%	24%
Number of shares – basic (millions)	96		96
Number of shares – diluted (millions)	97		97
Basic earnings per share	11.56	(0.03)	11.59
Diluted earnings per share	11.42	(0.03)	11.45

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2006
Operating income	829	(326)	1,155
Income/(loss) from associates and joint ventures	(11)	–	(11)
Financial expense, net	(20)	–	(20)
Income before taxes	798	(326)	1,124
Income tax expense	(161)	88	(249)
Net income	637	(238)	875
Attributable to minority interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	634	(238)	872
Tax rate	20%	27%	22%
Number of shares – basic (millions)	98		98
Number of shares – diluted (millions)	100		100
Basic earnings per share	6.46	(2.42)	8.88
Diluted earnings per share	6.35	(2.38)	8.73

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2005
Operating income	860	(236)	1,096
Income/(loss) from associates and joint ventures	2	–	2
Financial expense, net	(96)	–	(96)
Income before taxes	766	(236)	1,002
Income tax expense	(140)	79	(219)
Net income	626	(157)	783
Attributable to minority interests	(4)	–	(4)
Net income attributable to Syngenta AG shareholders	622	(157)	779
Tax rates	18%	33%	22%
Number of shares – basic (millions)	100		100
Number of shares – diluted (millions)	101		101
Basic earnings per share	6.22	(1.56)	7.78
Diluted earnings per share	6.13	(1.54)	7.67

Constant exchange rates

We compare results from one period to another period in this report using variances calculated at constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2009 and 2008. For example, if a European entity reporting in Euro sold €100 million of products in 2009 and 2008, our financial statements would report US$139 million of revenues in 2009 (using 0.72 as the rate, which was the average exchange rate in 2009) and US$147 million in revenues in 2008 (using 0.68 as the rate, which was the average exchange rate in 2008). The CER presentation would translate the 2009 results using the 2008 exchange rates and indicate that underlying revenues were flat. We present this CER variance information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The members of the Board of Directors are as follows (as of February 18, 2010):

Name	Age	Nationality	Function	Director since	Term of office
Martin Taylor	57	British	Chairman, non-executive Director	2000	2011
Michael Mack	49	American	Chief Executive Officer, executive Director	2008	2010
Jürg Witmer	61	Swiss	Vice-Chairman, non-executive Director	2006	2012
Stefan Borgas	45	German	Non-executive Director	2009	2012
Peggy Bruzelius	60	Swedish	Non-executive Director	2000	2012
Pierre Landolt	62	Swiss	Non-executive Director	2000	2012
David Lawrence	60	British	Non-executive Director	2009	2012
Peter Thompson	63	American	Non-executive Director	2000	2011
Jacques Vincent	63	French	Non-executive Director	2005	2010
Rolf Watter	51	Swiss	Non-executive Director	2000	2011
Felix A. Weber	59	Swiss	Non-executive Director	2000	2011

Members of the Board of Directors

Syngenta is led by a strong and experienced Board. The Board includes representatives from six nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

Martin Taylor

Chairman of the Board of Directors, the Chairman’s Committee and the Corporate Responsibility Committee and member of the Compensation Committee. He is also Chairman of the Syngenta Foundation for Sustainable Agriculture

Martin Taylor is currently Vice Chairman of RTL Group SA. Previously he was an Advisor to Goldman Sachs International (1999-2005), Chairman of WHSmith plc (1999-2003) and Chief Executive Officer of Barclays plc (1993-1998) and Courtaulds Textiles (1990-1993).

Martin Taylor has a degree in oriental languages from Oxford University.

Michael Mack

Chief Executive Officer, Director and member of the Chairman’s Committee and the Corporate Responsibility Committee

Michael Mack was Chief Operating Officer of Seeds (2004-2007) and Head of Crop Protection, NAFTA Region (2002-2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack is also Chairman of the Board of the Swiss-American Chamber of Commerce.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Jürg Witmer

Vice Chairman of the Board of Directors, member of the Chairman's Committee and of the Compensation Committee

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

Stefan Borgas

Director and member of the Audit Committee

Stefan Borgas has been President and Chief Executive Officer of Lonza since June 2004. Prior to joining Lonza he spent 14 years with BASF Group where he held various leadership positions in the Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China.

Stefan Borgas holds a degree in Business Administration from the University of Saarbrücken and a Master of Business Administration from the University of St. Gallen. He is member of the Board of SGCI Chemie Pharma Schweiz, the association of Swiss chemical and pharmaceutical industries, of the Swiss-American Chamber of Commerce and of the Swiss Management Gesellschaft (SMG).

Peggy Bruzelius

Director and Chairman of the Audit Committee

Peggy Bruzelius is currently Chairman of Lancelot Holding AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Scania AB, Husqvarna AB, Akzo Nobel NV, Axfood AB, Diageo plc and Axel Johnson AB. Peggy Bruzelius is Chairman of the Swedish National Agency for Higher Education and a member of the Royal Swedish Academy of Engineering Sciences. In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Executive Vice President of SEB-bank (1997–1998) and Chief Executive Officer of ABB Financial Services (1991–1997).

Peggy Bruzelius holds a Master of Science from the Stockholm School of Economics and an Honorary Doctorate from the same university.

Pierre Landolt

Director and member of the Corporate Responsibility Committee. He is also a member of the Board of the Syngenta Foundation for Sustainable Agriculture

Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He is also a partner with unlimited liabilities of the private bank Landolt & Cie. Pierre Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, of the Instituto Estrela de Fomento ao Microcrédito, of AxialPar Ltda and Moco Agropecuaria Ltda, and, in Switzerland, as Chairman of Emasan AG and Vaucher Manufacture Fleurier SA and as Vice-Chairman of Parmigiani Fleurier SA. He is a Director of EcoCarbone SAS, France, and Amazentis SA, Switzerland. He is also Vice-Chairman of the Montreux Jazz Festival Foundation.

Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

David Lawrence

Director, member of the Corporate Responsibility Committee and Chairman of the Science and Technology Advisory Board

David Lawrence was Head of Research & Development at Syngenta from September 1, 2002 until the end of September, 2008. Prior to his role as Head of Research & Development, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. He is also a member of the BBSRC Council and a Board member for Rothamsted Research and Plastid AS. He is a member of the UK Foresight Lead Expert Group on Food and Farming, and of the UK Industrial Biotechnology Leadership Team.

David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Peter Thompson

Director and member of the Audit Committee

Peter Thompson is currently a Director of Sodexo SA. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996–2004), President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995–1996) and of Walkers Snack Foods in the UK (1994–1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan plc, including President and Chief Executive Officer of GrandMet Foods Europe (1992–1994), Vice Chairman of The Pillsbury Company (1990–1992) and President and Chief Executive Officer of The Paddington Corporation (1984–1990).

Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Jacques Vincent

Director and member of the Compensation Committee

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

Rolf Watter

Director and member of the Chairman's Committee

Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994 and was a member of its executive board and later an executive Director from 2000 until September 2009. He is a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), of Nobel Biocare Holding AG, of UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He formerly was non-executive Chairman of Cablecom Holding (2003–2008), a Director of Centerpulse AG (2002–2003), of Forbo Holding AG (1999–2005) and of Feldschlösschen Getränke AG (2001–2004). In addition, Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the SIX Swiss Exchange Regulatory Board and its Disclosure Commission of Experts.

Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Felix A. Weber

Director and Chairman of the Compensation Committee

Felix A. Weber is currently Executive Committee Co-Chairman of Nomura Switzerland and a Managing Director of Nomura International Ltd. Previously, he was a Director of Publigroupe (2005-2009), a Director of Valora (2006–2008), a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (which are the former parent entities of Cablecom GmbH) (2003–2005), a Director of Cablecom GmbH (2004–2005), Managing Director of Lehman Brothers Ltd. (2006–2008), Executive Vice President and Chief Financial Officer of Adecco SA (1998–2004), Associate Project Manager and Principal of McKinsey & Company in Zurich (1989–1997) and Chief Executive Officer of Alusuisse South Africa (1982–1984).

Felix A. Weber graduated from the University of St. Gallen, with an MBA in operations research and finance and a PhD in marketing.

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

In 2009, the Board held five formal meetings. Furthermore, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed. The Chairman, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convocation of a meeting or the inclusion of items of business in the agenda.

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

During the financial year 2009, the Chairman’s Committee held six formal meetings. The Chairman’s Committee consists of four members appointed by the Board: the Chairman and Vice Chairman, the Chief Executive Officer and one other member of the Board; the Company Secretary acts as Secretary to the Committee. The Committee prepares the meetings of the Board of Directors and is empowered to make decisions on behalf of the Board in urgent cases. The Chairman’s Committee deals with all business for the attention of the Board of Directors, and comments on matters falling within the Board’s authority before the latter makes any decision on them. Upon request of the CEO, the Chairman’s Committee approves on its own authority appointments to selected senior positions, as defined in the Regulations Governing the Internal Organization. It also approves financial measures, capital investments and the acquisition of companies and associated companies in accordance with determined financial authorization levels set in the Regulations Governing the Internal Organization. Members of the Chairman’s Committee are Martin Taylor (Committee Chairman), Jürg Witmer, Michael Mack and Rolf Watter.

–	Audit Committee

During the financial year 2009, the Audit Committee held five formal meetings. The Audit Committee consists of at least three members appointed by the Board. All members are independent, non-executive Directors. The Audit Committee assists the Board in fulfilling its supervisory responsibilities. Its duties are to monitor the performance of external and internal auditors as well as the independence of the external auditors. The Audit Committee assesses the quality of the financial reporting and prepares Board decisions in this area. Furthermore, it reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations. The chairperson of the Audit Committee reports to the Board of Directors on the work performed, major findings and actions undertaken. Members of the Audit Committee are Peggy Bruzelius (Committee Chairman), Stefan Borgas and Peter Thompson. The CFO is generally invited to the meetings of the Audit Committee; a member of the Corporate Legal Department acts as Secretary to the Committee. The external auditor attended all five meetings of the Audit Committee in 2009.

–	Compensation Committee

During the financial year 2009, the Compensation Committee held four formal meetings. The Compensation Committee is appointed by the Board and consists of four non-executive Directors. A senior officer of Human Resources acts as Secretary to the Committee. The Compensation Committee has responsibility for setting the compensation of the Executive Committee members and makes a recommendation to the Board on the compensation of the Chairman, the CEO and the Board members. Members of the Compensation Committee are Felix A. Weber (Committee Chairman), Martin Taylor, Jacques Vincent and Jürg Witmer. The CEO attends the Compensation Committee meetings as a permanent guest, except when his own compensation or other subjects with reference to his own situation are discussed.

–	Corporate Responsibility Committee

During the financial year 2009, the Corporate Responsibility Committee held two formal meetings. The Corporate Responsibility Committee consists of at least three non-executive Directors and the CEO; the Company Secretary acts as Secretary to the Committee. The Corporate Responsibility Committee acts as custodian of the Board in Corporate Responsibility matters, reviews and advises on overall Corporate Responsibility priorities, policies and issues and on related actions proposed by the Executive Committee or the Board. Once a year it produces a report to the Board on Corporate Responsibility activities with an outlook on initiatives planned over the following year. Members of the Corporate Responsibility Committee are Martin Taylor (Committee Chairman), Michael Mack, Pierre Landolt and David Lawrence.

Committee members and attendances 2009

	Board	Chairman’s Committee	Audit Committee	Corporate Responsibility Committee	Compensation Committee
Number of meetings in 2009	5	6	5	2	4
Martin Taylor	*5	*6		*2	4
Michael Mack(1)	5	6		2	4
Jürg Witmer(2)	5	6			3
Stefan Borgas(3)	4		4
Peggy Bruzelius	5		*5
Pierre Landolt(4)	5		1	2
David Lawrence(5)	4			2
Peter Thompson	5		5
Jacques Vincent	5				4
Rolf Watter(6)	5	3	1
Felix A. Weber	5				*4
* Committee Chairman
(1) The CEO attends the Compensation Committee meetings as a permanent guest
(2) Member of the Compensation Committee since April 21, 2009 (AGM)
(3) Member of the Board and of the Audit Committee since April 21, 2009 (AGM)
(4) Member of the Audit Committee until April 21, 2009 (AGM)
(5) Member of the Board and of the Corporate Responsibility Committee since April 21, 2009 (AGM)
(6) Member of the Audit Committee until April 21, 2009 (AGM), and thereafter of the Chairman’s Committee

Responsibilities of the Board of Directors

(i) Board of Directors
Pursuant to the Swiss Code of Obligations (Schweizerisches Obligationenrecht) and the Articles of Incorporation of Syngenta, the Board of Directors has in particular the following non-transferable and inalienable duties:

–	Ultimate direction of the business of the Company and the giving of the necessary directives;
–	Determination of the organization of the Company;
–	Administration of accounting, financial control and financial planning;
–	Appointment and removal of the persons entrusted with the management and representation of the Company;
–	Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their –compliance with the law, the Articles of Incorporation, regulations and directives;
–	Preparation of business reports and General Meetings of shareholders and the carrying out of the resolutions adopted by the General Meetings of shareholders;
–	Notification of the court if liabilities exceed assets;
–
Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors, as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation;

–	Examination of the professional qualifications of Auditors.

In addition, the Board of Directors may pass resolutions with respect to all matters which are not reserved to the authority of the General Meeting of shareholders by law or by the Articles of Incorporation of the Company.

The Board of Directors takes an active role in reviewing and enhancing Corporate Governance within Syngenta. In addition the Board of Directors regularly reviews its own and senior management’s performance and takes responsibility for succession planning.

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

–	All Board committees regularly meet with members of management, external advisors and the Group’s external auditors;
–	Regular distribution of important information to the Board.

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

Executive Committee

The members of the Executive Committee of Syngenta are as follows (as of February 18, 2010):

Name	Age	Nationality	Function	Appointment
Michael Mack	49	American	Chief Executive Officer	2008
Alejandro Aruffo	50	Italian/American	Head of Research & Development	2008
John Atkin	56	British	Chief Operating Officer Crop Protection	2000
Robert Berendes	45	German	Head of Business Development	2007
Christoph Mäder	50	Swiss	Head of Legal & Taxes and Company Secretary	2000
Mark Peacock	49	British	Head of Global Operations	2007
Davor Pisk	51	British	Chief Operating Officer Seeds	2008
John Ramsay	52	British	Chief Financial Officer	2007

Members of the Executive Committee

(i) Membership

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

Michael Mack
Chief Executive Officer, Director and member of the Chairman’s Committee and the Corporate Responsibility Committee

Michael Mack was Chief Operating Officer of Seeds (2004-2007) and Head of Crop Protection, NAFTA Region (2002-2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack is also Chairman of the Board of the Swiss-American Chamber of Commerce.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Alejandro Aruffo
Head of Research & Development

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

John Atkin
Chief Operating Officer Crop Protection

John Atkin was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998) and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008 he was appointed Visiting Professor at the Institute for Research on Environment and Sustainability (IRES) at the University of Newcastle upon Tyne.

John Atkin graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Robert Berendes
Head of Business Development

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

Christoph Mäder
Head of Legal & Taxes and Company Secretary

Christoph Mäder was Head of Legal & Public Affairs of Novartis Crop Protection (1999–2000) and Senior Corporate Counsel of Novartis International AG (1992–1998). He is Chairman of SGCI Chemie Pharma Schweiz, the association of Swiss chemical and pharmaceutical industries. He is also a member of the Executive Committee of the Board of economiesuisse, the main umbrella organization representing the Swiss economy.

Christoph Mäder graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Mark Peacock
Head of Global Operations

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
Chief Operating Officer Seeds

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

Davor Pisk has a BA in Economics and Politics from Exeter University, UK, and an MA in Political Science from the University of California, USA.

John Ramsay
Chief Financial Officer

John Ramsay was Group Financial Controller (2000-2007) for Syngenta. Prior to that, he was Zeneca Agrochemicals Finance Head Asia Pacific (1994–1999), Financial Controller ICI Malaysia (1990–1993) and ICI Plant Protection Regional Controller Latin America (1987–1990). Prior to joining ICI in 1984, he worked in Audit and Tax at KPMG.

John Ramsay is a Chartered Accountant and also holds an honors degree in finance and accounting.

Service Contracts
Neither the CEO nor any other member of the Executive Committee has a service contract which provides for benefits upon termination of employment due to a change of control. The Chairman has a contract which provides for twelve months compensation due to a change of control; no other member of the Board has a service contract with a change of control clause.

Relationships and arrangements involving Directors or members of the Executive Committee

None of the above Directors or members of the Executive Committee has any family relationship with any other Director or member of the Executive Committee. There were no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the above Directors or of the Executive Committee members was selected as a Director or as member of the Executive Committee.

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

Compensation is reviewed on a regular basis and is benchmarked against a set of relevant comparable companies and markets that are evaluated and selected to provide the best representation of the executive labor markets in which Syngenta competes for top talent.

(ii) Non-executive Directors

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

d) Long Term Incentive (LTI)

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

Stock options: The number of stock options is determined on the basis of the LTI award portion granted in options. The fair value of an option is measured using the Black-Scholes-Merton Formula, a commonly accepted stock option pricing method. The exercise price of the options is set equal to the share price determined for deferred shares under the DSP at the day of grant (see paragraph c, DSP).

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

g) Fixed and variable compensation

Under the current framework and assuming incentives are at target or higher, the portion of variable compensation may be between the target and the maximum in line with relevant performance and exceeding of objectives. Table 1 contains the variable portion as a percentage of total compensation, or alternatively, of base salary.

Table 1. Fixed and variable compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive	Maximum incentive	Target incentive	Maximum incentive
Fixed compensation(1)	40%	27%	29%	19%
Variable compensation(1)	60%	73%	71%	81%
Variable compensation(2)	150%	270%	244%	438%

(1) As a percent of total compensation (100%)
(2) Total variable incentive as a percentage of the base salary (or fixed compensation). For example, for a member of the Executive Committee, if the fixed compensation is 100,000 then, at target incentives, variable compensation would be 150,000 or 150%. Total compensation would then be 250,000 of which 100,000 is 40% and 150,000 is 60% as set out in Table 1. At maximum incentives the fixed compensation would remain at 100,000, however, total compensation would now be 370,000 of which the same 100,000 is 27% and 270,000 variable compensation is 73% shown in Table 1

h) Cash and equity-based compensation

Under the same framework and assumptions as above, the portion of equity-based compensation may be between target and the maximum in line with higher performance and achievements. The relevant cash and equity-based percentages of total compensation are set out in Table 2.

Table 2. Cash and equity-based compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive	Maximum incentive	Target incentive	Maximum incentive
Cash payments(1)	44%	32%	34%	25%
Equity-based awards(1)	56%	68%	66%	75%

(1) As a percent of total compensation (100%)

(ii) Compensation systems for non-executive Directors

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

(iii) Compensation system for executive Directors of the Board

Directors with executive authority (the Chief Executive Officer) participate in incentive compensation programs designed and operated for members of the Syngenta Executive Committee (see subsection (i) Compensation systems for members of the Executive Committee and the CEO). The compensation of the CEO is paid for his executive role in the Executive Committee and is therefore disclosed under compensation for members of the Executive Committee.

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

(ii)	Review of market data and practices of comparable companies

The Committee reviews base salaries and incentive levels as well as compensation practices against data from a set of comparable multinational companies in Switzerland excluding financial institutions, and against data from a range of large multinational companies in the chemical and agribusiness industry in other European countries. In addition, it reviews the same elements against data from a set of companies in the USA, which operate primarily in the chemical and agribusiness sector. Every year the Committee reviews, with the external advisor, the sets of comparable companies and industries for appropriateness and comparability. Pension and insurance information are reviewed periodically. The compensation of the members of the Board of Directors is primarily compared to relevant data of Swiss companies.

Total compensation of the Board of Directors and the Executive Committee is competitively positioned with regard to comparable companies.

The market data for each role in the Executive Committee and for the CEO is supplied by the external compensation advisor who provides also market information on compensation for the Chairman and other non-executive Directors.

The Board and the Compensation Committee currently consult with Towers Watson (formerly Towers Perrin) for compensation policy matters and other relevant market information. From time to time, as required, other third party compensation advisors are consulted.

Accrual principle and valuation

The “accrual basis” is applied to all elements of compensation including STI and LTI awards. They are disclosed in accordance with the year for which they are paid. The STI and LTI awards in this 2009 report relate to performance and results in 2009, and will be paid in 2010 or later. This is in line with the accrual principle as recommended by relevant guidelines. The number of equity units to be granted for 2009 will be determined after the editorial deadline of this report. Therefore, while the compensation amount is known and included, the numbers of shares, RSU and options to be issued for this amount is not yet determined and not included in this report.

In the report 2008 the accrual principle for the disclosure of incentive awards was adopted for the first time. The number of equity units that were granted for 2008 had also been determined after the editorial deadline of the relevant report. Therefore the actual numbers of shares, RSU and options awarded for 2008 are included in this report 2009 (see Tables 4 and 5).

The shares for the incentive year 2009 that will be allocated to the DSP in 2010 will be matched in 2013 provided the vesting condition will be met. In this report the same value as determined for the deferral of shares in 2010 was used to state the value of the expected matching of shares in 2013.

Some exceptions to the “accrual principle” apply to personal tax services, which the Company has paid for some members of the Executive Committee and the Chairman of the Board. Tax compliance services typically lag behind the compensation paid by one or more years. The amounts payable for services that relate to employment income 2009 cannot be determined.

In the Notes 2 and 24 to the Syngenta Group consolidated financial statements in Item 18 the amounts disclosed for equity-settled awards is the expense recognized for the period calculated in accordance with IFRS 2 “Share Based Payment”. In this report the same equity-settled awards are disclosed as the values at grant and therefore differ. Cash-settled awards are disclosed in accordance with the year for which they are paid.

Compensation for non-executive Directors in 2009

(i)	Non-executive Directors

The non-executive Directors (excluding the Chairman) received their annual fee in cash or partly in shares. Shares are freely tradable or have been blocked for five years. Non-executive Directors (excluding the Chairman) did not receive any benefits in kind.

The Chairman received a portion of his compensation in cash and a mandatory portion in restricted shares. Shares have been blocked for three years. In addition, certain other benefits were provided to the Chairman.

The compensation and benefits received by each non-executive member of the Board of Directors are set out in Table 3a.

Table 3a. Compensation of non-executive Directors in 2009

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/cash(1)	Total annual fee/benefits received	Company social security cost	Total annual cost
Martin Taylor	1,742,315	–	423,384	–	1,833	1,833	162,538	2,328,237	–	2,328,237
Stefan Borgas(2)	43,314	–	101,272	–	422	422	–	144,586	7,665	152,251
Peggy Bruzelius	271,864	–	–	–	–	–	–	271,864	65,057	336,921
Peter Doyle(3)	75,262	–	–	–	–	–	–	75,262	–	75,262
Rupert Gasser(3)	110,589	–	–	–	–	–	–	110,589	6,952	117,541
Pierre Landolt(4)	11,040	205,664	–	857	–	857	–	216,704	13,880	230,584
David Lawrence(5)	90,314	60,235	–	251	–	251	–	150,549	–	150,549
Peter Thompson	108,285	108,472	–	452	–	452	–	216,757	–	216,757
Jacques Vincent	51,836	155,508	–	648	–	648	–	207,344	–	207,344
Rolf Watter	155,746	–	103,912	–	433	433	–	259,658	14,942	274,600
Felix A. Weber	50,687	–	202,784	–	845	845	–	253,471	12,959	266,430
Jürg Witmer	314,871	–	–	–	–	–	–	314,871	20,125	334,996
Total	3,026,123	529,879	831,352	2,208	3,533	5,741	162,538	4,549,892	141,580	4,691,472

Table 3b. Compensation of non-executive Directors in 2008

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/cash(1)	Total annual fee/benefits received	Company social security cost	Total annual cost
Martin Taylor	1,714,424	–	415,206	–	1,676	1,676	194,796	2,324,426	–	2,324,426
Peggy Bruzelius	268,519	–	–	–	–	–	–	268,519	54,613	323,132
Peter Doyle	56,782	170,347	–	548	–	548	–	227,129	–	227,129
Rupert Gasser	324,074	–	–	–	–	–	–	324,074	16,496	340,570
Pierre Landolt(4)	11,791	219,772	–	707	–	707	–	231,563	11,931	243,494
Peter Thompson	149,074	64,035	–	206	–	206	–	213,109	–	213,109
Jacques Vincent	50,980	152,939	–	492	–	492	–	203,919	–	203,919
Rolf Watter	63,889	–	149,209	–	480	480	–	213,098	9,356	222,454
Felix A. Weber	250,000	–	–	–	–	–	–	250,000	12,874	262,874
Jürg Witmer	222,222	55,642	–	179	–	179	–	277,864	14,298	292,162
Total	3,111,755	662,735	564,415	2,132	2,156	4,288	194,796	4,533,701	119,568	4,653,269

(1) Housing, commuting and tax services, including refund of relevant tax (cash)
(2) Stefan Borgas was elected to the Board of Directors at the AGM 2009
(3) Rupert Gasser’s and Peter Doyle’s term of office ended at the AGM 2009
(4) According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee
(5) David Lawrence was elected to the Board of Directors at the AGM 2009, his compensation as a former member of the Executive Committee is disclosed in Table 6

The Chief Executive Officer (CEO) is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of total compensation for members of the Executive Committee (see Tables 4 and 5).

(ii)	Compensation to former Directors

In 2009 no compensation was paid to any former non-executive or executive Directors.

Compensation for members of the Executive Committee in 2009

(i)    Members of the Executive Committee

All members of the Executive Committee in 2009, an aggregate number of eight people including the CEO, received salaries, incentives and other elements including benefits in kind as set out in Table 4.

The CEO’s compensation is also reported under “Highest compensation for a member of the Executive Committee”.

On Table 4 under “compensation 2008” the number of shares, RSU and options that were granted on February 23, 2009 for the year 2008 are set out (excluding the shares purchased under the Employee Share Purchase Plan and special grant RSU). The numbers of units granted were determined after the preparation of the report 2008 and are therefore disclosed retroactively in this report 2009. The actual values of the granted shares, options and RSU differ slightly from the values reported in 2008. This is the result of the practice that the numbers of shares, options and RSU at grant are rounded to the next whole numbers of units.

Table 4. Compensation for members of the Executive Committee (a total of 8 people in 2009)

	Number of units		Values
Compensation elements	2009	2008	2009	2008
Fixed compensation in cash			5,746,406	5,342,611
Allowances in cash			411,645	1,081,222
STI compensation in cash(1)			420,372	1,875,044
Incentives received in cash(2)			–	651,875
Total compensation in cash			6,578,423	8,950,752
DSP deferred shares(3),(4),(5)	–	19,803	1,299,550	4,280,198
DSP matching share(3),(4), 6)	–	19,803	1,299,550	4,280,198
LTI options(3),(4),(7)	–	47,356	2,299,510	2,335,790
LTI RSU(3),(4),(8)	–	10,812	2,299,510	2,336,894
Employee share purchase plan	152	168	18,070	16,022
Special grant RSU	–	6,000	–	1,776,389
Insurance, pension costs			1,520,018	1,389,216
Benefits in kind(9)			310,981	252,494
Total compensation			15,625,612	25,617,953
Company social security costs			631,264	746,214

Compensation related to earlier years
DSP matching share(10)	8,223	12,156	1,773,276	3,252,856
DSP matching ADS	–	10,189	–	564,710
Company social security costs			235,990	607,175

Notes refer to 2009 unless other years are indicated
(1) Short-term incentive in cash, payable for 2009 in 2010
(2) Incentives were paid in cash to executives retiring from work in 2008, such payments were made in 2009 to a former executive (see Table 6)
(3) The numbers of deferred shares, matching shares, options and RSU for 2008 were granted on February 23, 2009 after the preparation of the report 2008.
(4) The numbers of shares, options and RSUs at grant for 2008 were rounded to the next whole number, the values actually granted therefore differ slightly from the values disclosed in the report 2008
(5) Short-term incentive in deferred shares or share awards, will be granted in 2010 for 2009 (the number of shares is not determined at the time of preparing this report)
(6) Actual value of DSP matching, shares will be granted in 2013 (the number of shares is not determined at the time of preparing this report)
(7) Long-term incentive in options, will be granted in 2010 for 2009 (the number of options is not determined at the time of preparing this report)
(8) Long-term incentive in RSU, will be granted in 2010 for 2009 (the number of RSU is not determined at the time of preparing this report)
(9) Value of housing, commuting, relocation, education and tax services including refund of relevant tax
(10)  Matching shares, were granted in 2009 for 2005

(ii)  Highest Compensation for a member of the Executive Committee

Among the members of the Executive Committee, Michael Mack, Chief Executive Officer, received the highest compensation in cash, incentives and benefits. The individual compensation elements are shown in Table 5.

On Table 5 under “compensation 2008” the number of shares, RSU and options that were granted to the Chief Executive Officer on February 23, 2009 for the year 2008 are set out (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the report 2008 and therefore are disclosed retroactively in this report 2009. The actual values of the granted shares, options and RSU differ slightly from the values reported in 2008. This is the result of the practice that the numbers of shares, options and RSU at grant are rounded to the next whole numbers of units.

Table 5. Highest compensation for a member of the Executive Committee

	Number of units		Value
Compensation elements	2009	2008	2009	2008
Fixed compensation in cash			1,204,965	1,157,411
Allowances in cash			99,143	137,585
Incentive compensation in cash(1)			110,034	359,259
Total compensation in cash			1,414,142	1,654,255
DSP deferred shares(2), (3), (4)	–	6,650	440,138	1,437,324
DSP matching shares(2), (3), (5)	–	6,650	440,138	1,437,324
LTI options(2), (3), (6)	–	16,426	737,259	810,197
LTI RSU(2), (3), (7)	–	3,749	737,259	810,305
Employee share purchase plan	19	24	2,259	2,289
Insurance and pension costs			353,466	323,669
Benefits in kind(8)			23,631	–
Total compensation			4,148,292	6,475,363
Company social security costs			141,486	155,465

Compensation related to earlier years
DSP matching shares (9)	2,298	–	495,560	–
DSP matching ADS	–	10,189	–	564,710
Company social security costs			41,982	63,285

Notes refer to 2009 unless other years are indicated
(1)	Short-term incentive in cash, payable in 2010 for 2009
(2)	The number of deferred shares, matching shares, options and RSU for 2008 were granted on February 23, 2009 after preparation of the report 2008
(3)	The numbers of shares, options and RSU at grant for 2008 were rounded to the next whole number, the values actually granted therefore differ slightly from the values disclosed in the report 2008
(4)	Short-term incentive in deferred shares, will be granted in 2010 for 2009, (the number of shares is not determined at the time of preparing this report)
(5)	Actual value of DSP matching, shares will be granted in 2013, (the number of shares is not determined at the time of preparing this report)
(6)	Long-term incentive in options, will be granted in 2010 for 2009, (the number of options is not determined at the time of preparing this report)
(7)	Long-term incentive in RSU, will be granted in 2010 for 2009, (the number of RSU is not determined at the time of preparing this report)
(8)	Benefit of tax services including refund of relevant tax
(9)	Matching shares, were granted in 2009 for 2005

(iii)  Compensation to former members of the Executive Committee

In view of his retirement in 2009, David Lawrence stepped down from the Executive Committee with effect from September 30, 2008. Until the retirement date on April 17, 2009 he was retained for special functions at Syngenta and was compensated accordingly. These compensation, pension, insurance payments and benefits in kind for the period in 2009 are disclosed in Table 6.

In addition, contractual but immaterial post employment benefits in kind with respect to international relocation to their home country were granted to David Lawrence and other executives.

Table 6. Compensation to former members of the Executive Committee

	Number of units		Value
Compensation elements	2009	2008	2009	2008
Fixed compensation in cash(1)			192,323	153,936
STI/LTI compensation cash(2)			255,301	352,188
Employee share purchase plan	–	24	–	2,289
Total compensation			447,624	508,413
Pension, insurance and benefits in kind(3)			26,717	125,782
Company social security costs			58,305	73,655

Compensation related to earlier years
DSP matching shares(4)	2,121	–	451,717	–
Company social security costs			57,820	–

Notes refer to 2009 unless other years are indicated
(1) David Lawrence; January 1 – April 17, 2009, October 1 – December 31, 2008
(2) STI LTI awards paid prorated in cash due to retirement
(3) Benefit in kind are post employment tax and other services to executives that retired from work including the refund of relevant tax
(4) Matching shares, granted in 2009 for 2005, 2006 and 2007 due to retirement in 2009

Holding of shares and options

(i)  Shares

a) Non-executive Directors

At December 31, 2009, the aggregate number of registered shares and American Depositary Shares (ADS) of Syngenta AG held by the Chairman and nine non-executive Directors including the shares held by related parties*, is set out in Table 7.

Table 7. Holding of shares of non-executive Directors at December 31, 2009

	Free shares		Restricted shares		% voting rights
Non-executive Directors	2009	2008	2009	2008	2009	2008
Martin Taylor	2,744	680	5,324	5,555	< 0.1%	< 0.1%
Stefan Borgas(1)	–	–	422	–	< 0.1%	–
Peggy Bruzelius	2,464	2,464	–	–	< 0.1%	< 0.1%
Pierre Landolt(2)	4,219	3,362	509	509	< 0.1%	< 0.1%
David Lawrence(1)	9,651	–	24	–	< 0.1%	–
Peter Thompson(3)	854	402	–	–	< 0.1%	< 0.1%
Jacques Vincent	2,819	2,171	–	–	< 0.1%	< 0.1%
Rolf Watter	2,177	2,177	1501	1,068	< 0.1%	< 0.1%
Felix A. Weber	23	23	1407	562	< 0.1%	< 0.1%
Jürg Witmer	2,300	2,300	549	549	< 0.1%	< 0.1%
Total non-executive Directors’ shares	27,251	13,579	9,736	8,243	< 0.1%	< 0.1%
Rupert Gasser(4)	2,996		–
Peter Doyle(4)	3,322		–
Total shares 2008		19,897		8,243
Total shares 2009	27,251		9,736

	Free ADS		Restricted ADS		% voting rights
	2009	2008	2009	2008	2009	2008
Peter Thompson ADS(3)	7,000	7,000		–	< 0.1%	< 0.1%
Total non-executive Directors’ ADS	7,000	7,000		–	< 0.1%	< 0.1%

(1) Stefan Borgas and David Lawrence were elected to the Board of Directors at the AGM 2009
(2) According to Pierre Landolt and the Sandoz Family Foundation, of the total amounts, 3,878 shares were held by the Foundation at December 31, 2009 and 3,021 were held at December 31, 2008
(3) Peter Thompson holds shares and ADS
(4) Rupert Gasser and Peter Doyle retired from the Board of Directors

b) Members of the Executive Committee

At December 31, 2009, the aggregate number of registered shares and ADS of Syngenta AG held by the active members of the Executive Committee including the CEO (a total of eight people), and including related parties(*), is set out in Table 8a.

The numbers of vested shares for each individual include free shares and blocked shares to which voting rights are attached. The unvested shares are shown separately by category including unconverted share awards, unmatched shares and restricted share units (RSU).

(*) Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 8a. Holding of shares by members of the Executive Committee at December 31, 2009

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Free	Restricted	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Active members
Michael Mack(1)	6,211	9,768	< 0.1%	–	9,706	6,279	31,964
Alejandro Aruffo	2,000	43	< 0.1%	1,918	1,918	4,544	10,423
John Atkin	21,182	3,008	< 0.1%	3,760	6,706	4,439	39,095
Robert Berendes	35	971	< 0.1%	1,321	2,254	2,450	7,031
Christoph Mäder	3,915	2,979	< 0.1%	–	2,917	2,479	12,290
Mark Peacock	58	62	< 0.1%	3,413	3,413	2,113	9,059
Davor Pisk	3,025	2,493	< 0.1%	488	2,938	1,961	10,905
John Ramsay	2,672	3,746	< 0.1%	–	3,684	2,182	12,284
Total Executive Committee shares	39,098	23,070	< 0.1%	10,900	33,536	26,447	133,051
Michael Mack ADS(1)	34,463	–	–	–	–	–	34,463
Total Executive Committee ADS	34,463	–	–	–	–	–	34,463

(1) Michael Mack holds shares and ADS

Table 8b. Holding of shares by members of the Executive Committee at December 31, 2008

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Free	Restricted	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Active members
Michael Mack(1)	35	5,420	< 0.1%	–	5,354	4,087	14,896
Alejandro Aruffo(2)	–	24	< 0.1%	–	–	6,000	6,024
John Atkin	21,471	66	< 0.1%	6,560	6,560	4,775	39,432
Robert Berendes	35	1,288	< 0.1%	290	1,559	2,007	5,179
Christoph Mäder	3,903	2,825	< 0.1%	–	2,759	2,666	12,153
Mark Peacock	2,180	66	< 0.1%	1,966	1,966	1,674	7,852
Davor Pisk(3)	1,626	476	< 0.1%	907	1,359	1,395	5,763
John Ramsay	2,086	1,720	< 0.1%	745	2,399	1,826	8,776
Total Executive Committee shares	31,336	11,885	< 0.1%	10,468	21,956	24,430	100,075
Michael Mack ADS(1)	34,463	–	–	–	–	–	34,463
Total Executive Committee ADS	34,463	–	–	–	–	–	34,463

(1) Michael Mack holds shares and ADS
(2) Alejandro Aruffo succeeded David Lawrence in the role of Head of R&D on October 1, 2008
(3) Davor Pisk succeeded Michael Mack in the role of COO Seeds effective January 1, 2008

(ii)   Options

a) Non-executive Directors

At December 31, 2009, the aggregate number of options on shares or ADS of Syngenta AG held by the Chairman and nine non-executive Directors, including related parties(*), is set out in Table 9a. Options granted between 2000 and 2008 are all vested.

Table 9a. Holding of options by non-executive Directors at December 31, 2009

Options on Shares
Year of allocation	2008	2007	2006	2005	2004	2003	2002	2000
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	11	11	11	10
Exercise period (years)	7	7	7	7	8	8	8	7
Option: share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	301.50	226.70	185.00	127.38	89.30	59.70	98.00	76.50
Vesting status	All vested
Options held at December 31, 2009:
Martin Taylor	–	–	–	1,312	1,281	1,061	685	–
Stefan Borgas(1)	–	–	–	–	–	–	–	–
Peggy Bruzelius	–	–	–	–	–	–	–	–
Pierre Landolt(2)	–	–	–	3,532	4,484	2,652	1,713	2,500
David Lawrence(1),(3)	3,225	3,213	4,214	–	–	–	–	–
Peter Thompson(4)	–	–	–	1,363	–	2,652	1,713	–
Jacques Vincent	–	–	–	–	–	–	–	–
Rolf Watter	–	–	–	1,682	–	–	–	–
Felix A. Weber	–	–	–	1,615	2,050	2,121	3,425	–
Jürg Witmer	–	–	–	–	–	–	–	–
Totals by grant year	3,225	3,213	4,214	9,504	7,815	8,486	7,536	2,500
Total options on shares	46,493
Options on ADS
Year of allocation					2004			2000
Underlying equity					ADS			ADS
Term (years)					11			10
Exercise period (years)					8			7
Option: ADS ratio					1:1			1:1
Exercise price USD					14.53			8.68
Vesting status							All vested
Options held at December 31, 2009:
Peter Thompson(4)					6,560			12,500
Total options on ADS	19,060

After 2005 no options were granted to non-executive Directors, David Lawrence received the options in 2006 to 2008 while he was an executive of Syngenta
(1) Stefan Borgas and David Lawrence are new members of the Board of Directors
(2) According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation
(3) David Lawrence received options as a former member of the Executive Committee
(4) Peter Thompson holds options on shares and ADS
(*) Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 9b. Holding of options by non-executive Directors at December 31, 2008

Year of allocation	2005	2004	2004	2003	2002	2000	2000
Underlying equity	Share	ADS	Share	Share	Share	ADS	Share
Term (years)	10	11	11	11	11	10	10
Exercise period (years)	7	8	8	8	8	7	7
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF127.38	USD 14.53	CHF 89.30	CHF 59.70	CHF 98.00	USD 8.68	CHF 76.50
Vesting status	All vested
Options held at December 31, 2008:
Non-executive Directors
Martin Taylor	1,312	–	1,281	1,061	685	–	–
Peggy Bruzelius	–	–	–	–	–	–	–
Peter Doyle	942	–	1,025	1,061	685	–	–
Rupert Gasser	808	–	1,025	531	–	–	–
Pierre Landolt(1)	3,532	–	4,484	2,652	1,713	–	2,500
Peter Thompson	1,363	6,560	–	2,652	1,713	12,500	–
Jacques Vincent	–	–	–	–	–	–	–
Rolf Watter	1,682	–	–	–	–	–	–
Felix A. Weber	1,615	–	2,050	2,121	3,425	–	–
Jürg Witmer	–	–	–	–	–	–	–
Totals by grant year	11,254	6,560	9,865	10,078	8,221	12,500	2,500
Total options on shares	41,918
Total options on ADS	19,060

After 2005 no options were granted

(1) According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation

b)  Members of the Executive Committee

At December 31, 2009, the aggregate number of options on shares or ADS of Syngenta AG held by the active members of the Executive Committee and the CEO (a total of eight people), including related parties(*), is set out in Table 10a. Options granted between 2004 and 2006 are all vested. Options granted in 2007 and later will vest in 2010 and following years.

Table 10a. Holding of options by members of the Executive Committee at December 31, 2009

Year of allocation(1)	2009	2008	2007	2006	2005	2005	2004
Underlying equity	Share	Share	Share	Share	ADS	Share	Share
Term (years)	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 233.43	CHF 301.50	CHF 226.70	CHF 185.00	USD 21.30	CHF127.38	CHF 89.30
Vesting status	Unvested			Vested

Options held as of December 31, 2009:
Members of the Executive Committee
Michael Mack(2)	16,426	4,669	6,075	7,077	47,319	–	–
Alejandro Aruffo	2,381	–	–	–	–	–	–
John Atkin	6,843	5,292	6,930	–	–	–	–
Robert Berendes	4,790	3,362	2,369	2,959	–	4,138	4,048
Christoph Mäder	3,920	2,739	3,993	4,915	–	5,920	–
Mark Peacock	4,055	2,988	2,023	2,212	–	–	–
Davor Pisk	4,435	1,666	2,360	2,031	–	3,502	–
John Ramsay	4,506	2,431	2,453	3,059	–	986	–
Totals by grant year	47,356	23,147	26,203	22,253	47,319	14,546	4,048

Total vested options on shares	40,847
Total unvested options on shares	96,706
Total options on shares (vested and unvested)	137,553
Total options on ADS (all vested)	47,319

(1) All options granted in 2003 and earlier years under the Company option plan are exercised
(2) Michael Mack holds options on shares and ADS
(*) Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10b. Holding of options by members of the Executive Committee at December 31, 2008

Year of allocation(1)	2008	2007	2006	2005	2005	2004
Underlying equity	Share	Share	Share	ADS	Share	Share
Term (years)	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 301.50	CHF 226.70	CHF 185.00	USD 21.30	CHF 127.38	CHF 89.30

Vesting status		Unvested			Vested
Options held as of December 31, 2008:
Members of the Executive Committee
Michael Mack(2)	4,669	6,075	7,077	47,319	–	–
Alejandro Aruffo(3)	–	–	–	–	–	–
John Atkin	5,292	6,930	8,625	–	–	–
Robert Berendes	3,362	2,369	2,959	–	4,138	4,048
Christoph Mäder(4)	2,739	3,993	4,915	–	5,920	–
Mark Peacock	2,988	2,023	2,212	–	3,028	–
Davor Pisk(5)	1,666	2,360	2,031	–	3,502	–
John Ramsay	2,431	2,453	3,059	–	3,986	–
Totals by grant year	23,147	26,203	30,878	47,319	20,574	4,048

Total vested options on shares	24,622
Total unvested options on shares	80,228
Total options on shares (vested and unvested)	104,850
Total options on ADS (all vested)	47,319

(1) All options granted in 2003 and earlier years under the Company option plan are exercised
(2) Michael Mack held options on shares and ADS
(3) Alejandro Aruffo replaced David Lawrence on October 1, 2008
(4) Christoph Mäder held in addition 42 warrants (exercise price CHF 53.40) on Syngenta shares from the time of the merger
(5) Davor Pisk succeeded Michael Mack in the role of COO Seeds effective January 1, 2008
(*) Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as   their fiduciary

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

During 2009, no severance payments were made to former Directors or members of the Executive Committee.

(v)	Credits, loans

In 2009, there were no loans or credits granted to active or former Directors or members of the Executive Committee, or parties related to them and, at December 31, 2009, there are no such loans or credits outstanding.

(vi)	Liabilities due to third parties

In 2009, there were no guarantees, pledges, collateral, promises or other forms of liabilities entered into with third parties to the benefit of non-executive Directors or members of the Executive Committee, or parties related to them, and at December 31, 2009, there are no such liabilities outstanding.

(vii)	Waiver of claims

In 2009 no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled, and at December 31, 2009, no such items are outstanding.

(viii)	Payments for additional work

In 2009, no compensation was paid to any active Director or member or the Executive Committee for other services provided, and as of December 31, 2009, no such payment is outstanding.

Employees of Syngenta

Year 2009

Syngenta had approximately 25,900 permanent employees as of December 31, 2009.  Approximately 20% of these were in NAFTA, 15% in Latin America, 17% in Asia Pacific and the remaining 48% in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2009 was approximately as follows:

Production	41%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	11%

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

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2009, based on information available to the Company is 0.24% of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than 1% of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation, shareholdings and loans”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following shareholders have reported that they hold 3 percent or more of the total share capital or of the voting rights of Syngenta AG:

•
The Capital Group Companies, Inc. (Capital Group) reported in January 2010 that its share of voting rights in Syngenta totaled 11,620,548 shares, or 12.28 percent of total share capital. The Capital Group had previously reported that its share holdings were 3.36 percent in February 2008 and had further increased to 5.01 percent in July 2009.

•	The BlackRock, Inc. reported in December 2009 that its share holdings were 3,607,343 shares, or 3.8 percent of total share capital.

•	The Growth Fund of Americas, Inc. reported in January 2009 that its share holdings were 4,783,112 shares, or 4.94 percent of total share capital.

•
Barclays Plc reported in May 2009 that its share holdings were 2,931,434 shares, or 3.02 percent of total share capital and in September 2009 that its holdings had fallen to below 3 percent of total share capital.

•
Janus Capital Management LLC, which had in 2006 reported that its share holdings were 5,095,242 ordinary shares and 1,505,774 ADSs, or 5.07 percent of total share capital, reported in 2008 that its holdings declined to below 3 percent.

The above major shareholders have the same voting rights as Syngenta’s other shareholders provided they are in compliance with the regulations of the Articles of Incorporation (article 5) and the related special provisions concerning nominee registrations.

As of January 31, 2010, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG.

To its knowledge, the Company is as of February 18, 2010 not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company. As of January 31, 2010, 39,759,175 ADSs of Syngenta AG corresponding to 8.41 percent of the share capital and 3,877,895 ordinary shares of Syngenta AG corresponding to 4.10 percent of the share capital were held by 2,094 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Notes 14 and 24 to the consolidated financial statements in Item 18.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois (“Holiday Shores”) filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. Syngenta succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court (except as regards those parts of the motion which sought dismissal of the punitive damage and remediation claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that motion, Holiday Shores amended its complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS. While plaintiffs’ counsel has threatened to bring similar lawsuits in other states, no such lawsuits have yet been filed. The case is now in the discovery phase and the Company has filed answers to interrogatories as well as produced the first of millions of pages of documents.

As the plaintiffs have not quantified their claims, nor has the number of plaintiffs in the action been determined, it is not possible to estimate individually or in total the amounts in dispute nor to quantify the likely outcome. However, the Company intends to vigorously defend this case. Atrazine is a long-standing successful product of the Company and its predecessors, which has been repeatedly scrutinized for safety over the years by governmental agencies. No amounts have been provided for a settlement.

On September 30, 2008, a related lawsuit (Syngenta Crop Protection, Inc. v INA et al.) was filed by the Company in the Superior Court of the State of New Jersey seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the potential damages in the Holiday Shores case are covered under said policies and that the insurers are obligated to indemnify and defend Syngenta. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against the Company, Novartis Corporation and Ciba Specialty Chemicals (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that the Company is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Corporation on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced by the INA Claimants’ Demand for Arbitration dated March 25, 2009. Discovery is proceeding in both the declaratory action lawsuit and the arbitration.

While the Company intends to pursue its claims vigorously against the insurers for any Holiday Shores losses, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Agroatar During 2009, the Agroatar litgation, which had been reported as a contingency in 2008, was settled.

Tax litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

Atrazine In 1996, the Brazilian Federal Revenue drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine is to be qualified as raw material (Syngenta’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 18 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. There are three decisions favorable to Syngenta at the first level courts thus far. Syngenta issued a letter of guarantee for part of the amount involved (Brazilian real (BRL)16 million). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 33 million (BRL 22 million plus interest as at December 31, 2009) (US$19 million maximum contingency equivalent at December 31, 2009).

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

Dividends and Dividend Policy

The Board of Directors expects to recommend the distribution of future returns to shareholders, the actual level of which will depend on the financial performance of Syngenta and will also depend on the need to fund capital expenditure, working capital and other investments. Future returns will be in the form of a dividend. However, all distributions to shareholders proposed by the Board of Directors require the approval of the shareholders of the Company in a General Meeting of shareholders. Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs. The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York Mellon, which converts the CHF amount into US dollars for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At the Annual General Meeting of shareholders on April 21, 2009, it was decided to pay a Dividend of CHF 6.00 per share. At the 2010 General Meeting of shareholders to be held on April 20, 2010, the Board of Directors will propose again a dividend payment of CHF 6.00 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”. For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

ITEM 9 — THE OFFER AND LISTING

Markets

Trading Markets and Price Ranges

Syngenta’s shares are listed in Switzerland on the SIX Swiss Exchange, which is the principal trading market for Syngenta’s shares. Syngenta’s shares are also listed and traded on the New York Stock Exchange (in the form of ADSs).

The information presented in the tables below represent, for the periods indicated, the reported high and low closing sales prices quoted in their respective currency.

Trading Prices on the SIX Swiss Exchange

	Price per Share in CHF
	High	Low
Annual Highs and Lows
2005	163.50	115.48
2006	234.40	146.93
2007	292.00	212.04
2008	342.50	162.90
2009	292.10	211.00

Quarterly Highs and Lows
2008
First Quarter	315.00	246.70
Second Quarter	342.50	283.00
Third Quarter	327.50	235.00
Fourth Quarter	227.70	162.90

2009
First Quarter	251.75	212.80
Second Quarter	275.25	211.00
Third Quarter	260.50	231.20
Fourth Quarter	292.10	223.50

Monthly Highs and Lows for most recent six months
2009
August	252.75	242.00
September	260.50	231.20
October	253.50	223.50
November	269.70	244.80
December	292.10	274.10

2010
January	290.60	268.50

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2005	24.91	19.28
2006	38.41	24.06
2007	52.06	34.68
2008	66.59	27.60
2009	57.06	36.73

Quarterly Highs and Lows
2008
First Quarter	58.88	47.24
Second Quarter	66.59	56.82
Third Quarter	63.99	41.49
Fourth Quarter	40.39	27.60

2009
First Quarter	43.32	36.90
Second Quarter	51.24	36.73
Third Quarter	50.21	44.20
Fourth Quarter	57.06	43.03

Monthly Highs and Lows for most recent six months
2009
August	47.69	44.80
September	50.21	44.88
October	50.18	43.03
November	53.86	47.52
December	57.06	54.10

2010
January	56.70	50.90

(1) One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the Articles of Incorporation of Syngenta and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. The Articles of Incorporation were amended July 2, 2009 to reflect Syngenta’s new share capital after cancellation of shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the Articles of Incorporation of Syngenta.  Copies of the Syngenta Articles of Incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “Investor Relations”. An English translation is included as an exhibit to this annual report.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 9,459,984.90, divided into 94,599,849 registered shares with a nominal value of CHF 0.10 each. All of the Syngenta shares have been issued in registered form and are fully paid.

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

Dividends

Swiss law requires that at least 5% of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than 20% of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the Articles of Incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs. According to section 4 of the Articles of Incorporation, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

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

Debt Instruments

Please refer to Notes 16 and 18 to the consolidated financial statements in Item 18 for a description of material contracts pertaining to Syngenta’s financial debt.

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

Switzerland

The following is a summary of certain material tax considerations relevant to the acquisition and disposition of the Syngenta shares (not including the treatment of ADSs) under Swiss tax laws.  The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor.  This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. For purposes of the laws of Switzerland and the United States-Switzerland tax treaty, ADS holders will be treated as holders of the underlying Syngenta shares.  The following summary does not address the tax consequences to holders that hold 20% or more of Syngenta’s shares.

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

As of January 1, 2010, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Finland	Republic of Korea	Serbia and Montenegro
Algeria	France	Latvia	Singapore
Argentina	Germany	Lithuania	Slovakia
Armenia	Ghana	Luxembourg	Slovenia
Australia	Greece	Macedonia	South Africa
Austria	Hungary	Malaysia	Spain
Azerbaijan	Iceland	Mexico	Sri Lanka
Bangladesh	India	Moldova	Sweden
Belgium	Indonesia	Mongolia	Thailand
Belarus	Iran	Morocco	Trinidad and Tobago
Bulgaria	Ireland	Netherlands	Tunisia
Canada	Israel	New Zealand	Ukraine
China	Italy	Norway	United Kingdom
Croatia	Ivory Coast	Pakistan	United States
Czech Republic	Jamaica	Philippines	Uzbekistan
Denmark	Japan	Poland	Vietnam
Ecuador	Kazakhstan	Portugal	Venezuela
Egypt	Kyrgyzstan	Romania
Estonia	Kuwait	Russia

Double tax treaties with Chile, Columbia, Malta, Qatar and Turkey have been concluded; however, these treaties are not yet ratified.

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

Stamp Tax upon Transfer of Securities (Umsatzabgabe)

The transfer of Syngenta shares, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax in the amount of half of 0.15% of the sales proceeds for the seller if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

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

The United States Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by United States holders. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Swiss withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law.  Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms.  Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2009.  The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

Distributions

A distribution received by a United States Holder in respect of Syngenta shares or Syngenta ADSs other than certain pro rata distributions of common shares, generally will be considered a taxable dividend to the extent paid out of Syngenta’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).  Because Syngenta does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will generally be reported to United States Holders as dividends.

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

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The nature of Syngenta’s business and its global presence exposes it to a range of financial risks. These risks include (i) market risks, which include potential unfavorable changes in foreign exchange rates, interest rates, commodity prices and other market prices (equities, credit spreads etc.), (ii) counterparty risk and (iii) liquidity and refinancing risk.

A financial risk management framework is in place in the form of a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) monthly assessment of the impact of market risks against defined risk limits, which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

Financial instruments available for use to mitigate these risks are detailed in the Treasury policy and are selected according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

Syngenta seeks to apply, wherever possible, hedge accounting to present its financial statements in accordance with the economic purpose of the hedging activity. Derivative financial instruments for which hedge accounting is not adopted either (a) do not meet the requirements for hedge accounting treatment under IFRS or (b) when combined with the accounting for the underlying hedged items, impact the financial statements in a manner aligned with the economic purpose of the hedging transaction, without the need to adopt hedge accounting treatment.

Details of the Group’s derivative positions as at December 31, 2009, including the notional amounts and fair values of open derivative instruments by risks being hedged, are set out in Note 29 to the consolidated financial statements in Item 18.

Assessment of the impact of market risks

The impact of market risks is assessed using a variety of Value-at-Risk (VaR) methods, including Earnings-at-Risk (EaR) methods. The exact method selected depends on the nature of the underlying risk. The specific methods used to assess the impact of financial risks are described below:

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Transaction – committed	VaR (variance-covariance)	Monetary asset and liability carrying amounts	1
Transaction – uncommitted	EaR (Monte Carlo)	Operating income	12
Translation	VaR (variance-covariance)	Cumulative translation adjustment in other comprehensive income	1
Interest rate risk	EaR (sensitivity analysis)	Interest expense	12
Commodity price risk	EaR (historical)	Cost of goods sold	12

To achieve consistency with the methods used for the other types of market risks, in 2009 Syngenta changed its method of assessing the impact of interest rate risk from duration analysis to the EaR method.

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments.

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data for the last 252 days, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 95% confidence level, with a 5% probability that actual results will be worse than calculated.

The assessment of the impact of market risks is performed monthly and the results are compared against annually defined risk limits. In cases where the net impact is higher than a risk limit, Syngenta enters into derivative financial instrument transactions to be in line with the risk limits. Breaches of risk limits, should they occur, are immediately reported to senior management.

Syngenta cannot accurately predict future movements in risk variables, therefore calculations of the impact of market risks neither represent actual losses nor consider the effects of potential favorable movements in underlying risk variables. Accordingly, these calculations may only be an indication of future movements to the extent the historic market patterns repeat in the future.

Foreign exchange risk

Operating worldwide in over 80 countries exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to not hedge foreign exchange translation risk. However, certain exceptions to this policy have been approved in the past by senior management.

Foreign exchange transaction risk – committed

Syngenta’s individual subsidiaries predominantly transact their operational activities in their respective functional currencies. However, the globally integrated nature of Syngenta’s business results in its subsidiaries bearing some amount of transactional balance sheet risk, because some monetary items (including financial liabilities) are denominated in foreign currencies.

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. These committed exposures are normally fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or when there is no forward market for a specific currency. The committed exposures are hedged using foreign exchange forward contracts and cross-currency swaps.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. VaR calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2009 Value-at-Risk			December 31, 2008 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	41	14	66%	128	13	90%
Euro	31	5	84%	26	9	65%
British pound sterling	14	4	71%	35	3	91%
Other core currencies	16	2	88%	17	1	94%
Rest of world	42	11	74%	114	70	39%
Total undiversified	144	36	75%	320	96	70%
Diversification	(116)	(29)	75%	(169)	(58)	66%
Net VaR	28	7	75%	151	38	75%

At December 31, 2009, the total 30-day Value-at-Risk, after hedges, at a 95% confidence level was US$7 million (December 31, 2008: US$38 million). The average Value-at-Risk, after hedges, at a 95% confidence level, for the year ended December 31, 2009 was US$12 million (before hedges: US$60 million).

The decrease in Value-at-Risk as of December 31, 2009 compared to December 31, 2008 is mainly related to the decreased volatilities of all currencies against the US dollar. The largest gross exposures arise in the Swiss franc, the British pound sterling and the Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market.

Foreign exchange transaction risk – uncommitted

Syngenta also manages transactional risk by protecting future uncommitted cash flows with foreign exchange forward and currency option contracts. Uncommitted cash flows are highly probable future cash flows from expected future transactions for which Syngenta does not yet have a contractual right or obligation. The objective is to minimize the impact of changes in foreign exchange rates on the cash flows and operating income forecasted to result from these transactions.

The US dollar represents the biggest single currency for both sales and costs. However, currency mismatches arise from Syngenta having a centralized cost base, denominated mainly in Swiss francs, British pounds and US dollars, against a local selling base, denominated mainly in US dollars, Euros and various other currencies, including those in emerging markets. In addition, due to the seasonality of Syngenta’s business, the majority of sales occur during the first half of the year whereas costs tend to occur more linearly throughout the year. Syngenta collects information about anticipated cash flows over a twelve-month future period for major currencies at Group level and hedges significant mismatches in currency flows within clearly defined risk limits. The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

(US$ million)	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	112	80	29%	276	141	49%
Euro	23	19	17%	58	32	45%
British pound sterling	28	16	43%	52	9	83%
Other core currencies	54	23	57%	70	32	54%
Rest of world	146	127	13%	160	153	4%
Total undiversified	363	265	27%	616	367	40%
Diversification	(216)	(146)	32%	(398)	(245)	38%
Net EaR	147	119	19%	218	122	44%

At December 31, 2009, the total potential adverse movement for 2010 net transactional flows after hedges relative to year-end at spot levels, at a 95% confidence level, was US$119 million (December 31, 2008: US$122 million). The decrease in Earnings-at-Risk as at December 31, 2009 compared to December 31, 2008 is mainly related to the decreased volatility of all currencies against the US dollar.

From the Earnings-at-Risk table above the, Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk

Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in other comprehensive income.

Translation risk can be significant, however, Syngenta’s equity base is deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2009, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2009 Value-at-Risk			December 31, 2008 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	59	59	–	108	108	–
Euro	19	19	–	43	19	56%
British pound sterling	38	38	–	18	14	22%
Other core currencies	23	23	–	27	27	–
Rest of world	158	158	–	196	196	–
Total undiversified	297	297	–	392	364	7%
Diversification	(70)	(70)	–	(238)	(210)	12%
Net VaR	227	227	–	154	154	–

The average Value-at-Risk, after hedges, at a 95% confidence level, for the year ended December 31, 2009 was US$201 million (before hedges: US$203 million).

The large investments and operations in Switzerland lead to the most significant risk. The increase in Value-at-Risk as at December 31, 2009 compared to December 31, 2008 is primarily driven by affiliate financing activities. There are no translation risk hedges in place as at December 31, 2009.

Interest rate risk

Syngenta is exposed to fluctuations in interest rates on its borrowings and excess cash. While the majority of Syngenta’s long-term debt has fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates. The main objective of managing interest rate risk is to optimize interest expense within clearly stated risk limits.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk. At December 31, 2009, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$11 million (2008: US$8 million). The net amounts of Earnings-at-Risk on the net debt, as defined in Note 27 to the consolidated financial statements in Item 18, due to potential changes in interest rates were immaterial at December 31, 2009 and 2008.

Commodity price risks

Operating in the agri-business sector, changes in certain commodity prices affect Syngenta’s reported operating results. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. Natural gas exposure occurs in Syngenta’s primary manufacturing sites.

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on cost of goods sold and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective.

At December 31, 2009, there was no hedge protection in place for oil for 2010. Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	6	2	67%	11	3	73%
Diversification	(1)	(1)	–	(3)	(1)	67%
Net EaR	5	1	80%	8	2	75%
	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	56	35	38%	79	46	42%
Diversification	(6)	(2)	67%	(5)	(3)	40%
Net EaR	50	33	34%	74	43	42%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings–at-Risk at December 31, 2009 to US$33 million (December 31, 2008: US$43 million).

Item 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.D.3 —FEES AND CHARGES FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

The Bank of New York Mellon, as depositary for the ADSs (the depositary) collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
USD 0.02 (or less) per ADS	●	Any cash distribution to ADSs registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
USD 0.02 (or less) per ADS per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	●	Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

ITEM 12.D.4— FEES MADE BY DEPOSITARY TO THE COMPANY

The Bank of New York Mellon, as depositary, has agreed to reimburse Syngenta for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse Syngenta for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Syngenta based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse Syngenta, but the amount of reimbursement available to Syngenta is not necessarily tied to the amount of fees the depositary collects from investors. From January 1, 2009 to December 31, 2009, Syngenta received from the depositary US$809,005 for the reimbursement of the above mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2009, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

b.
Syngenta’s Board of Directors and Management are responsible for establishing and maintaining adequate internal control over financial reporting.  Management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established in Internal control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment Management has concluded that, as of December 31, 2009, Syngenta’s internal control over financial reporting is effective based on those criteria.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of three non-executive directors: Peggy Bruzelius, Stefan Borgas and Peter Thompson. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfy certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2009, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2009 and 2008.  The following table presents information concerning fees paid to EY in each of those years.

(in million US$)	2009	2008
Audit fees(1)	8.7	9.9
Audit-related fees(2)	0.9	0.7
Tax fees(3)	0.3	0.5
All other fees(4)	0.2	0.3

(1) Audit services are defined as the audit work required allowing the independent accountant to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category includes services such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.
(2) Audit related services include assurance and related services provided by auditors but which are not necessarily provided by the Group auditor. These services include audit of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.
(3) Tax services include all services performed by the Group auditor’s tax division except those services related to the audit. It includes tax compliance, tax planning and tax advice.
(4) Other services include advice relating to process improvements, training and subscription fees for accounting and reporting updates.

Pre-Approval of Services Provided by Ernst & Young AG

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by EY. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2008 and 2009 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2009	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(3)
January	–	–		–	–
February	–	–		–	–
March	–	–		–	–
April	–	–		–	–
May	–	–		–	–
June	–	–		–	–
July	–	–		–	–
August	–	–		–	–
September (September 18, 2009)	250,000	221.68		–	–
October (October 16, 2009)	300,000	231.46		–	–
November	–	–		–	–
December	–	–		–	–
Total	550,000	227.01	(4)	–	–

(1) Shares were purchased in 2009 to meet the future requirements of share-based payment plans.
(2) Amounts shown reflect the conversion of the applicable CHF amount into US$ based on monthly average CHF/US$ exchange rates.
(3) In April 2008, at the Annual General Meeting (AGM) of shareholders, the shareholders approved the request of the Board of Directors to authorize share repurchases starting in 2009 of up to 10 percent of Syngenta’s total share capital. During 2009, there was no publicly announced share repurchase program and no shares were repurchased other than for share-based payment plans.
(4) Reflects the weighted-average price paid per share (US$) during 2009.

Item 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G — CORPORATE GOVERNANCE

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

NYSE Corporate Governance Standards (Rules)	Practice at Syngenta
Paragraph 4 of section 303A (Corporate Governance Standards) of the NYSE’s Listed Company Manual states, among other things, that listed companies must have a nominating/corporate governance committee, which is composed entirely of independent directors.

Syngenta does not have a separate nominating/corporate governance committee. At Syngenta the Chairman’s Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposal to the Shareholders’ Meeting. The Chairman’s Committee at Syngenta consists of three independent Directors and one executive Director who is concurrently the Chief Executive Officer of the Company.

The review and enhancement of Corporate Governance Standards within Syngenta is in the responsibility of the full Board of Directors.

According to paragraph 8 of section 303A (Corporate Governance Standards) of the NYSE’s Listed Company Manual, shareholders must be given the opportunity to vote on all equity-based compensation plans and material revisions thereto (with limited exemptions).

Under Swiss company law, the approval of equity-based compensation plans lies within the responsibility of the Board of Directors. Therefore equity-based compensation plans are not approved by shareholders but by the Board of Directors.

PART III

ITEM 17 — FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 4, 2010, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation (Satzung) of Syngenta AG
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG**
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee*
4.1	Indemnity Matters Agreement dated September 12, 2000 between AstraZeneca PLC and Syngenta AG***
4.2	Indemnity Matters Agreement dated September 12, 2000 between Novartis AG and Syngenta AG***
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC***
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG***
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company***
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.***
4.7	Tax Deed dated September 12, 2000 between Novartis AG and Syngenta AG***
4.8	Tax Deed dated September 12, 2000 between AstraZeneca PLC and Syngenta AG***
4.9	Assignment of Intellectual Property Rights Excluding Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited***
4.10	Assignment of Intellectual Property Rights in Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited***
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited***
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)***
4.17	Confidentiality and Supply of Information Agreement dated September 12, 2000 among Novartis AG, AstraZeneca PLC and Syngenta AG***
4.18	Master Sharing Agreement dated September 12, 2000 between Novartis AG and Syngenta AG***
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.20
Revolving Credit Agreement dated July 20, 2006 among Syngenta AG, the subsidiaries of Syngenta AG set forth in Schedule 1 thereto, Banco Santander Central Hispano S.A., Bank Austria Creditanstalt AG, Bank of America, N.A., Citibank NA, London, Credit Suisse, Deutsche Bank Luxembourg S.A., HSBC Bank plc and UBS Limited as Mandated Lead Arrangers, and the financial institutions set forth in Schedule 1 thereto****

4.21
Option Agreement dated November 10, 2000 among Syngenta AG, Novartis Holding AG, Novartis Research Foundation, Novartis Employee Participation Foundation, Credit Suisse First Boston (Europe) Limited, UBS AG, acting through its business group UBS Warburg, and the other Managers named therein*****

4.22	Syngenta AG Executive Stock Option Plan - 10******
4.23	Syngenta Deferred Share Plan (Share Awards)******

* Exhibit incorporate by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).
** Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523).
*** Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222).
**** Exhibit incorporated by reference to Annual Report on Form 20-F filed March 7, 2007 (File No. 001-15152).
***** Exhibit incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-1 filed November 8, 2000 (File No. 333-12640).
****** Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 12, 2002 (File No. 333-101794).

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

‡ Exhibit incorporated by reference to Registration Statement on Form S-8 filed May 12, 2005 (File No. 333-124836).
‡‡ Exhibit incorporated by reference to Registration Statement on Form S-8 filed December 19, 2005 (File No. 333-130440).
‡‡‡ The subsidiaries of Syngenta are set forth in Item 4 on page 25 of this annual report.
‡‡‡‡ Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission therefore such instruments are not being filed as exhibits to this form 20-F for the year ended December 31, 2009. The amount of debt authorized under each long-term debt instrument does not exceed 10% of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack		By:	/s/ John Ramsay
	Name:	Michael Mack		Name:	John Ramsay
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 18, 2010

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2009. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements of Syngenta AG and subsidiaries and our report dated February 4, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 4, 2010

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 4, 2010

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2009, 2008 and 2007)

(US$ million, except share and per share amounts)	Notes	2009	2008	2007
Sales	4,5	10,992	11,624	9,240
Cost of goods sold		(5,586)	(5,713)	(4,669)
Gross profit		5,406	5,911	4,571
Marketing and distribution		(1,812)	(2,039)	(1,638)
Research and development		(960)	(969)	(830)
General and administrative		(738)	(849)	(604)
Restructuring and impairment	6	(130)	(196)	(35)
Operating income		1,766	1,858	1,464
Income/(loss) from associates and joint ventures		(3)	3	(3)
Interest income	28	88	104	94
Interest expense	28	(163)	(149)	(134)
Other financial expense		(17)	(16)	(18)
Currency gains/(losses), net	28	(30)	(108)	16
Financial expense, net		(122)	(169)	(42)
Income before taxes		1,641	1,692	1,419
Income tax expense	7	(267)	(307)	(308)
Net income		1,374	1,385	1,111
Attributable to:
Syngenta AG shareholders	8	1,371	1,385	1,109
Minority interests		3	–	2
Net income		1,374	1,385	1,111
Earnings per share (US$):
Basic earnings per share	8	14.72	14.75	11.56
Diluted earnings per share	8	14.62	14.63	11.42
Weighted average number of shares:
Basic		93,154,537	93,916,415	95,973,958
Diluted		93,760,196	94,696,762	97,143,368

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2009, 2008 and 2007)

(US$ million)	Notes	2009	2008	2007
Net income		1,374	1,385	1,111
Components of other comprehensive income:
Unrealized gains/(losses) on available-for-sale financial assets	28	(18)	9	(47)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	29	72	(34)	(108)
Currency translation effects		289	(443)	255
Income tax relating to other comprehensive income (OCI)	7	34	(26)	71
Total comprehensive income		1,751	891	1,282
Attributable to:
Syngenta AG shareholders		1,749	890	1,277
Minority interests		2	1	5
Total comprehensive income		1,751	891	1,282

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2009 and 2008)

(US$ million, except share amounts)	Notes	2009	2008
Assets
Current assets:
Cash and cash equivalents		1,552	803
Trade receivables	9	2,506	2,311
Other accounts receivable	9	558	479
Inventories	11	3,922	3,456
Derivative and other financial assets	28	156	381
Other current assets	10	200	190
Total current assets		8,894	7,620
Non-current assets:
Property, plant and equipment	12	2,738	2,188
Intangible assets	13	3,102	3,083
Deferred tax assets	7	660	514
Defined benefit pension asset	22	679	628
Derivative financial assets	28	248	152
Other non-current financial assets	14	375	399
Total non-current assets		7,802	6,964
Total assets		16,696	14,584
Liabilities and equity
Current liabilities:
Trade accounts payable	15	(2,468)	(2,240)
Current financial debt	16	(281)	(211)
Income taxes payable		(376)	(322)
Derivative financial liabilities	17, 28	(145)	(457)
Other current liabilities	17	(827)	(834)
Provisions	19	(154)	(170)
Total current liabilities		(4,251)	(4,234)
Non-current liabilities:
Financial debt and other non-current liabilities	18	(3,527)	(2,869)
Deferred tax liabilities	7	(884)	(659)
Provisions	19	(879)	(921)
Total non-current liabilities		(5,290)	(4,449)
Total liabilities		(9,541)	(8,683)
Shareholders’ equity:
Issued share capital: 2009: 94,599,849 ordinary shares (2008: 96,914,857 ordinary shares)	20	(6)	(6)
Retained earnings		(3,640)	(3,165)
Reserves		(3,712)	(3,458)
Treasury shares: 2009: 1,617,901 ordinary shares (2008: 3,953,617 ordinary shares)	20	217	745
Total shareholders’ equity		(7,141)	(5,884)
Minority interests		(14)	(17)
Total equity		(7,155)	(5,901)
Total liabilities and equity		(16,696)	(14,584)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2009, 2008 and 2007)

(US$ million)	Notes	2009	2008	2007
Income before taxes		1,641	1,692	1,419
Reversal of non-cash items	21	668	973	725
Cash (paid)/received in respect of:
Interest received		88	101	96
Interest paid		(153)	(115)	(126)
Other financial receipts		8	98	2
Other financial payments		(227)	(35)	(127)
Income taxes		(165)	(283)	(192)
Restructuring costs	19	(79)	(140)	(214)
Contributions to pension plans, excluding restructuring costs	19	(125)	(113)	(124)
Other provisions	19	(81)	(108)	(99)
Cash flow before change in net working capital		1,575	2,070	1,360
Change in net working capital:
Change in inventories		(178)	(982)	(146)
Change in trade and other accounts receivable and other net current assets		55	(291)	(317)
Change in trade and other accounts payable		(33)	669	271
Cash flow from operating activities		1,419	1,466	1,168
Additions to property, plant and equipment	12	(652)	(444)	(317)
Proceeds from disposals of property, plant and equipment		33	29	193
Purchases of intangible assets	13	(97)	(118)	(53)
Purchases of investments in associates and other financial assets		(22)	(70)	(43)
Proceeds from disposals of financial assets		87	42	26
Net cash flows from (purchases)/disposals of marketable securities		(41)	97	(2)
Business acquisitions (net of cash acquired)	3	(188)	(144)	(172)
Cash flow used for investing activities		(880)	(608)	(368)
Increases in third party interest-bearing debt		926	986	298
Repayments of third party interest-bearing debt		(183)	(378)	(116)
Sales of treasury shares and options over own shares		46	70	66
Purchases of treasury shares		(125)	(683)	(728)
Distributions paid to shareholders		(494)	(452)	(301)
Cash flow from (used for) financing activities		170	(457)	(781)
Net effect of currency translation on cash and cash equivalents		40	(101)	39
Net change in cash and cash equivalents		749	300	58
Cash and cash equivalents at the beginning of the year		803	503	445
Cash and cash equivalents at the end of the year		1,552	803	503

At December 31, 2009, cash equivalents totalled US$1,089 million (2008: US$469 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2009, 2008 and 2007)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Minority interest	Total equity
December 31, 2006	142	3,834	(784)	(6)	334	2,146	5,666	28	5,694
Total comprehensive income				(148)	252	1,173	1,277	5	1,282
Share based compensation			53			55	108		108
Capital reduction	(131)	7			(47)		(171)		(171)
Dividends paid						(128)	(128)	(2)	(130)
Share repurchase			(728)				(728)		(728)
Cancellation of treasury shares	(5)	(121)	629		(7)	(496)	–		–
Other						(2)	(2)	(12)	(14)
December 31, 2007	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041
Total comprehensive income				(59)	(444)	1,393	890	1	891
Share based compensation			41			79	120		120
Dividends paid						(450)	(450)	(2)	(452)
Share repurchases			(683)				(683)		(683)
Cancellation of treasury shares		(143)	727		6	(590)	–		–
Income taxes on share based compensation and other						(15)	(15)	(1)	(16)
December 31, 2008	6	3,577	(745)	(213)	94	3,165	5,884	17	5,901
Total comprehensive income				50	290	1,409	1,749	2	1,751
Share based compensation			27			83	110		110
Dividends paid						(493)	(493)	(1)	(494)
Share repurchases			(125)				(125)		(125)
Cancellation of treasury shares		(86)	626			(540)	–		–
Income taxes on share based compensation and other						16	16	(4)	12
December 31, 2009	6	3,491	(217)	(163)	384	3,640	7,141	14	7,155

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity continued
(for the years ended December 31, 2009, 2008 and 2007)

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

In 2007, a dividend of Swiss Francs (“CHF”) 1.60 (US$1.32) per share was paid and a distribution of CHF 2.20 (US$1.78) per share was paid as a par value reduction of share capital in respect of 2006.

In 2008, a dividend of CHF 4.80 (US$4.76) per share was paid in respect of 2007. In 2009, a dividend of CHF 6.00 (US$5.27) per share was paid in respect of 2008.

The Board of Directors recommends a dividend payment of CHF 6.00 per share (equivalent to US$5.82 per share translated at the December 31, 2009 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 20, 2010.

Included within the fair value reserves are cash flow hedge reserves, which comprise the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged items that have not yet been recognized in profit or loss, and fair value reserves, which comprise the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired. Movement in the cash flow hedge reserves are shown in Note 29. Neither the fair value reserves for available-for-sale financial assets nor any components of the movements in the fair value reserves for available-for-sale financial assets during the periods presented were material.

The cumulative translation adjustment comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as from the translation of long-term monetary items which are part of net investments in foreign subsidiaries.

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for items which IFRSs require to be measured at fair value, principally derivative financial instruments, available-for-sale financial assets and biological assets, which are valued at fair value less costs to sell.

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures. Syngenta AG’s principal executive offices are at Schwarzwaldallee 215, 4058 Basel, Switzerland.

The consolidated financial statements are presented in United States dollars (“US$”, “USD” or “US dollars”) as this is the major currency in which revenues are denominated. The functional currency of Syngenta AG is the Swiss franc (“CHF”).

Syngenta has global, integrated risk management processes. Within the scope of these processes, the Board of Directors of Syngenta AG evaluates the risks once a year in accordance with article 663b paragraph 12 of the Swiss Code of Obligations and discusses if any corresponding actions are necessary.

The preparation of financial statements requires management to exercise judgment when applying accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. Note 2 below includes further discussion of certain critical accounting estimates.

2. Accounting policies

Adoption of new IFRSs and changes in accounting policies
Syngenta adopts new IFRSs by following the transitional requirements of each new standard or, if there are no transitional requirements specified, by using the full retrospective application method, as required by IAS 8. Other changes in accounting policies are also implemented using the full retrospective application method. If full retrospective application of a change is impracticable, it is applied from the earliest period which is practicable. Retrospective application requires that the results of comparative periods and the opening balances of the earliest period shown be restated as if the new accounting policy had always been applied.

Certain balance sheet line items, which were previously combined, have been presented separately in the consolidated balance sheet due to their materiality.

Syngenta has adopted the following new or revised IFRSs in these consolidated financial statements, with the following effect:

●
IAS 1 (revised September 2007), “Presentation of Financial Statements”. These consolidated financial statements, including comparative amounts presented therein, have been presented in accordance with the revised IFRS to include an additional separate statement of comprehensive income. Items presented in the consolidated statement of changes in equity in previous periods as “gains/(losses) recognized directly in equity” that are components of other comprehensive income have been presented in the statement of comprehensive income. These items include gains and losses on revaluation of available-for-sale financial assets and derivatives designated as cash flow hedges, and gains and losses on translating the financial statements of subsidiaries into US dollars. The statement of changes in equity has been revised to present total comprehensive income and transactions with Syngenta shareholders in their capacity as shareholders. The above effects of adopting the revised IFRS are presentation changes only and do not change Syngenta’s reported results of operations, financial position or cash flow.

●
IAS 23 (revised March 2007), “Borrowing Costs” requires borrowing costs directly attributable to the construction of qualifying assets to be capitalized as part of the cost of those assets. Qualifying assets include property, plant and equipment constructed and intangible assets for computer software developed in projects which take more than 12 months to complete. Borrowing costs capitalized in 2009 were US$11 million (US$0.12 per basic and diluted share), determined using a weighted average capitalization rate of 5%. These costs reduced interest expense and increased property, plant and equipment. Under Syngenta’s previous accounting policy, these costs would have been expensed during the period as incurred. Syngenta has applied the revised IFRS, in accordance with its transitional provisions, to borrowing costs relating to qualifying assets effective January 1, 2009. Comparative amounts for prior periods are consequently unchanged.

●
IFRIC 13, “Customer Loyalty Programmes” was issued in June 2007, and requires loyalty award credits granted to customers as part of a sales transaction to be accounted for as a component of the related sale. Awards supplied by Syngenta are recognized as revenue when the customer redeems the credits. Awards supplied by a third party are recognized as revenue when the third party becomes obliged to supply the awards if Syngenta is an agent for the third party, and when Syngenta has performed its obligations to the customer if Syngenta is a principal. Net profit from programs where Syngenta is an agent is shown as part of sales. Revenue related to programs where Syngenta is a principal is presented as part of sales, and associated costs are presented within cost of goods sold or marketing and distribution expense as appropriate. Before adopting IFRIC 13, Syngenta did not account for award credits as a component of sales, but accrued the estimated cost of award credit programs when sales of related Syngenta products were recognized. Adoption of IFRIC 13 did not have a material impact on Syngenta’s consolidated financial statements.

2. Accounting policies continued

●
“Improvements to IFRSs” issued in May 2008 amended various IFRSs pursuant to the IASB’s “annual improvements” process. One amendment to IAS 41, “Agriculture”, changed the method of determining fair value less costs to sell of biological assets by removing the requirement to exclude the effect of future biological transformation from their fair value. This is relevant to the Flowers business within Syngenta’s Seeds segment. Adopting this amendment did not have a material effect on Syngenta’s consolidated financial statements.

●
Amendments to IFRS 7, “Improving Disclosures about Financial Instruments”. Notes 27 to 29 to the consolidated financial statements have been revised to provide the additional disclosures, mainly relating to the fair value measurements of financial assets, required by the amendments.

Adoption of the following new or revised IFRSs had no impact on the consolidated financial statements because Syngenta currently has no transactions, assets, liabilities or equity instruments affected by the standards:

●	Amendments to IAS 32 and IAS 1, “Puttable Financial Instruments and Obligations arising on Liquidation”;

●	“Vesting conditions and Cancellations”, an amendment to IFRS 2 “Share Based Payment”;

●	“Embedded Derivatives” – Amendments to IFRIC 9 and IAS 39;

●	IFRIC 15, “Agreements for the Construction of Real Estate”;

●	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”;

●	IFRIC 18, “Transfers of Assets from Customers”.

The following new or revised IFRSs relevant to the Syngenta Group have not yet been adopted by Syngenta:

●
IFRS 3 (revised) and IAS 27 (revised) were issued in January 2008, and change several aspects of the definitions of and accounting treatment for business combinations and divestments. These include requirements for the acquirer: to expense direct acquisition costs as incurred; to revalue to fair value any interest it already has in the acquired company at the date on which it takes control, and record the resulting gain or loss in profit or loss; to record in profit or loss adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the acquirer’s interest but do not affect control; upon divesting control, to revalue any retained shareholding in the divested company at fair value and record the resulting gain or loss in profit or loss; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non-wholly-owned subsidiary. The changes mentioned above will be mandatory for any business combination transactions which Syngenta completes on or after January 1, 2010, and would impact the consolidated financial statements only if such a transaction were to occur.

●
Amendments to IAS 39, “Eligible Hedged Items”, were issued in July 2008, and change the application guidance for hedge accounting relationship designation requirements where only part of the risks associated with an exposure are hedged, and the guidance for separating the time value and the intrinsic value of an option for hedge effectiveness testing. The amendments will be mandatory for Syngenta with effect from January 1, 2010. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

●
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

●
“Improvements to IFRSs” issued in April 2009 amends various IFRSs pursuant to the IASB’s annual improvements process. The amendments are mandatory for Syngenta with effect from January 1, 2010. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

●
Amendments to IAS 32, “Classification of Rights Issues”, were issued in October 2009, and clarify that rights, options or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed amount of any currency are equity instruments if they are offered pro rata to existing holders of the same class of equity. The amendment will be mandatory for Syngenta with effect from January 1, 2011. The effect of the amendment is that in the unplanned event of Syngenta issuing rights, options or warrants pro rata to existing shareholders, these would be accounted for as equity instruments regardless of the currency of the offer.

●
IAS 24 (revised), “Related Party Disclosures”, was issued in November 2009, and clarifies that commitments to related parties should be disclosed as related party transactions. It also clarifies related party status and disclosures for subsidiaries of the reporting entity’s associates and joint ventures and for governments and government-related entities. The revised IFRS will be mandatory for Syngenta with effect from January 1, 2011. Syngenta is assessing the impact of IAS 24 (revised) on the disclosures in its consolidated financial statements.

●
IFRS 9, “Financial Instruments”, was issued in November 2009 and contains new measurement and classification rules for financial assets. Under IFRS 9, assets which according to Syngenta’s business model are held to collect contractual cash flows consisting of payments of principal and/or interest on defined dates would be measured at amortized cost, and all other financial assets would be

2. Accounting policies continued

measured at fair value. Gains and losses on remeasuring assets which Syngenta classifies as available-for-sale under IAS 39 would be recognized in profit or loss under IFRS 9, except for equity instruments which are not held for trading, for which Syngenta may make an election on their initial recognition to present all gains and losses in other comprehensive income. Gains and losses on equity instruments for which this election is made would no longer be reclassified from other comprehensive income into profit or loss on disposal or on a significant or prolonged decline in value. IFRS 9 will be mandatory for Syngenta with effect from January 1, 2013. On the basis of the financial assets it holds at December 31, 2009, Syngenta does not believe that IFRS 9 will have a material impact on its consolidated financial statements.

●
IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” was issued in November 2009, and provides guidance on the accounting for debt for equity swaps. IFRIC 19 requires the equity instruments issued to be measured at their fair value at issuance or if that value cannot be reliably measured, at the fair value of the liability extinguished and requires any difference between the value assigned to the equity issued and the carrying amount of the liability extinguished to be recorded in profit or loss. IFRIC 19 will be mandatory for Syngenta effective January 1, 2011, and would impact the consolidated financial statements only if such a transaction were to occur.

●
“Prepayments of a Minimum Funding Requirement”, an amendment to IFRIC 14, was issued in November 2009, and permits prepayments of minimum funding requirements for a defined benefit post-employment benefit plan to be recognized as an asset. The amendment will apply to Syngenta effective January 1, 2011, and would impact the consolidated financial statements only if such a transaction were to occur.

Future changes in IFRS
IFRSs are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished, on financial instruments, provisions, employee benefits, revenue recognition, leases, income taxes and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

Principles of consolidation

Subsidiaries
Subsidiaries are those entities in which Syngenta has an interest of more than one half of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The income, expenses, assets, liabilities and cash flows of companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal, respectively.

Minority interests
Where a subsidiary in which Syngenta has less than 100% ownership has accumulated losses, 100% of the losses are allocated to Syngenta AG shareholders unless the minority shareholders have a binding commitment to make good their proportion of the losses.

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has between 20% and 50% of voting power. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both associates and joint ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s investment in and its share of the total recognized gains and losses and transactions with shareholders of associates and joint ventures, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate or joint venture is recognized as goodwill, within the same line as the underlying investment. When Syngenta’s share of accumulated losses reduces the carrying amount of an associate or joint venture to nil, no further losses are recognized unless Syngenta has an obligation to meet those losses.

Transactions eliminated on consolidation
Intercompany income and expenses, including unrealized profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation. Profits on transactions between Syngenta and its associates and joint ventures are eliminated in proportion to Syngenta’s ownership share in the associate or joint venture, but losses are eliminated only if no impairment has occurred.

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, using the purchase method for acquisitions. Upon acquisition, businesses are recorded at acquisition cost, being the fair value at the date of exchange of the cash paid, or other consideration given, including direct transaction costs. The assets, liabilities and contingent liabilities of acquired businesses are identified as required by IFRS 3, and are recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Note 3 gives further details of the valuation methods used.

2. Accounting policies continued

If the cost of acquisition exceeds the value of the net assets acquired, the excess is recognized as goodwill. If the value of the net assets acquired exceeds the cost of acquisition, the excess is immediately recognized as a gain in profit or loss at the acquisition date. If Syngenta has a non-controlling equity ownership interest in the acquired business at the date it takes control, the corresponding share of any increase in the values of the net assets between the original purchase date of that interest and the date Syngenta takes control is recorded as a revaluation within shareholders’ equity.

If Syngenta acquires less than 100% equity ownership of a business at the date it takes control, and then acquires some or all of the remaining equity interest at a later date, the corresponding share of any increase in the values of the net assets since the date Syngenta took control is charged to shareholders’ equity. The difference between the amount paid to acquire the remaining equity and the fair value of the share of net assets acquired is recognized as goodwill or a gain in the income statement, in the same way as when control is first acquired.

Foreign currencies
With certain exceptions, each Syngenta subsidiary uses its local currency as its functional currency.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, stated at historical cost or fair value, are translated into functional currency at the foreign exchange rate prevailing at the date of the transaction or the date the fair value was determined, respectively. Foreign currency transactions are translated to the relevant functional currency at the exchange rate prevailing at the date of the transaction. Unrealized gains or losses related to equity loans, designated cash flow and net investment hedging arrangements and gains and losses on retranslating equity instruments that are available-for-sale financial assets are recognized in other comprehensive income. All other resulting foreign exchange transaction gains and losses are recognized in profit or loss. Equity loans are intercompany loans to subsidiaries that are not expected to be repaid in the foreseeable future and therefore considered part of Syngenta’s net investment in the subsidiary.

Income, expense and cash flows of foreign operations are translated into US dollars using average exchange rates prevailing during the period. Assets and liabilities of foreign operations are translated to US dollars using exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in other comprehensive income. Upon disposal of a foreign subsidiary, the cumulative currency translation difference relating to the subsidiary is reclassified from other comprehensive income to profit or loss as part of the gain or loss on disposal. Repayments of share capital by subsidiary entities also give rise to a partial reclassification from other comprehensive income to profit or loss based on the amount repaid in proportion to the total equity of the subsidiary at the repayment date.

Revenue
Revenue is measured at the fair value of the consideration received or receivable. Revenue from sales of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually upon delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sale contract. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms.

In certain markets, sales terms allow customers to exchange purchased products at a later date for other Syngenta products of their choice, to the same value. Revenue is recognized upon delivery of the original products, and is reduced by a provision for products expected to be exchanged. This provision is released, and the corresponding revenue is recorded, when the substitute products are delivered or the period available to exchange the products expires, whichever is earlier.

In certain markets, sales terms allow customers the option of a one-time, non-repeatable extension of credit, for a defined additional period, in respect of a defined proportion of purchases made during a defined period, if the customers still have the inventories on hand upon expiration of the initial agreed credit period. Customers have no right to return these inventories, and must pay unconditionally when the additional credit period expires. In accordance with IAS 18, revenue for these sales is recognized upon product delivery.

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

Bill and hold sales are sales contracts which, at customers’ requests, transfer legal title of inventories to customers before the inventories leave Syngenta’s warehouse. Bill and hold sales are recognized as revenue when legal title is transferred, it is probable that delivery will be made, the inventories are ready for delivery and are physically segregated from unsold inventories, the customer has specifically acknowledged deferred delivery instructions and usual payment terms apply.

2. Accounting policies continued

Syngenta periodically enters into prepayment contracts with customers whereby it receives advance payments for product to be delivered in future periods. These advance payments are recorded as liabilities and presented as part of trade accounts payable. Advance payment liabilities are released and revenues associated with such advance payment transactions are recognized upon delivery of and transfer of title, ownership, and risk of loss of the related products to the customer.

Royalty income is recognized when earned. If the license agreement contains performance obligations for Syngenta, the related income is considered earned when Syngenta has performed the obligations. Amounts received in advance of performance are deferred in the consolidated balance sheet. If the license agreement provides for royalties based on sales made by the licensee, income is considered earned in the period that the related sales occur.

Cash rebates and discounts granted to customers are classified as a reduction of revenue. Awards of free or discounted products or services supplied by Syngenta in connection with customer loyalty programs are recognized as revenue when the customer redeems the credits. Awards supplied by a third party are recognized as revenue when the third party becomes obliged to supply the awards if Syngenta is an agent for the third party, and when Syngenta has performed its obligations to the customer if Syngenta is a principal. Net profit from programs where Syngenta is an agent is shown as part of sales. Revenue related to programs where Syngenta is a principal is presented as part of sales, and associated costs are presented within cost of goods sold or marketing and distribution expense as appropriate. Liabilities associated with customer loyalty programs are classified within trade accounts payable.

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

Research and development
Research expenses are charged to the income statement when incurred. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and that will generate future economic benefits and when the cost of such an asset can be measured reliably. Due to regulatory and other uncertainties inherent in the development of its key new products, Syngenta currently has no development costs that meet the criteria for recognition.

Costs of purchasing distribution rights, patent rights and licenses to use or sell products, or technology or registration data are capitalized as intangible assets. Costs of applying for patents for internally developed products, costs of defending existing patents and costs of challenging patents held by third parties where these are considered invalid, are considered part of development expense and expensed as incurred.

Income taxes
Income taxes for the year comprise current and deferred taxes, calculated using rates enacted or substantively enacted at the balance sheet date.

Current tax is the expected tax payable on taxable income for the year and any adjustments to tax payable in respect of previous years. Deferred tax is recognized using the liability method and thus is calculated on temporary differences between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated balance sheet. Deferred tax assets, including those related to unused tax losses, are recognized to the extent that it is probable that future taxable profit will be available against which the assets can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on the initial recognition of goodwill if the carrying amount of goodwill exceeds its tax base.

Income tax expense, current and deferred, is recognized in profit or loss unless it relates to items recognized in other comprehensive income or in equity in which case the tax expense is also recognized in other comprehensive income or equity respectively.

Syngenta’s policy is to comply fully with applicable tax regulations in all jurisdictions in which Syngenta’s operations are subject to income taxes. Syngenta’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by Syngenta’s subsidiaries will be subject to review or audit by the relevant tax authorities. Syngenta and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Syngenta records provisions for taxes it estimates will ultimately be payable when the reviews or audits have been completed, including allowances for any interest and penalties which may become payable. Syngenta releases these provisions when the tax audit of the applicable year is completed, an Advance Pricing Agreements (APA) settlement is reached that impacts previous years’ tax payments or otherwise the statute of limitations for the applicable year expires, unless there is evident reason for earlier release.

2. Accounting policies continued

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

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and are subject to not more than an insignificant risk of changes in value.

Trade and other accounts receivable
Trade and other accounts receivable include invoiced amounts less adjustments for doubtful receivables which are calculated by reviewing individual receivable balances, taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectability. Receivable balances are written off only when there is no realistic prospect of any further collections.

In certain markets, Syngenta factors certain trade receivables in the normal course of business. Factoring arrangements transferring substantially all economic risks and rewards associated with accounts receivable to a third party are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement. Factoring arrangements which transfer to a third party some, but not all economic risks and rewards are accounted for by continuing to recognize Syngenta’s continuing rights over the receivable and by recognizing any related obligation to the third party factor.

In certain foreign currency sales transactions, Syngenta offers to its customers a written exchange rate option embedded into the sales contract. The resulting trade receivable/option contract is designated as an asset which is measured at fair value through profit or loss as the embedded option derivative meets the conditions of paragraph 11A of IAS 39. The fair value of these trade receivables is determined after:

(a)	remeasuring the embedded exchange rate option at fair value;

(b)	retranslating the underlying account receivable into the selling entity’s functional currency using closing spot exchange rates at the balance sheet date; and

(c)	adjusting the resulting carrying amount of the combined receivable contract to reflect changes in customer credit risk. Syngenta presents this adjustment within the provision for doubtful receivables.

Financial and other current assets
Financial and other current assets include financial instruments with positive fair values and remaining contractual maturities of less than 12 months at the balance sheet date. Debt investments are classified as available-for-sale assets in accordance with IAS 39, and are revalued to fair value at each reporting date. Fair value is the quoted market price of the specific investments held. Unrealized revaluation gains are recorded in other comprehensive income, except to the extent that they reverse impairment losses recorded on debt investments in prior periods. When an investment is sold, revaluation gains and losses are transferred from other comprehensive income and recognized in profit or loss. Regular way purchases and sales of marketable securities are recognized at settlement date.

Derivative financial instruments and hedge accounting
Derivative financial instruments are recorded initially at their fair value when Syngenta becomes a party to the instrument. They are re-valued to fair value at each reporting date and presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Fair values of publicly traded derivatives are based on quoted market prices of the specific instruments held at the balance sheet date.

Fair values of non-publicly traded derivatives are valued using accepted economic methodologies for pricing these financial instruments, such as discounted cash flow analysis or option pricing models. The valuation models seek to make maximum use of market inputs existing at the balance sheet date. The methods used to determine the fair value of specific types of non-publicly traded derivatives are as follows:

●
Swap instruments (interest rate and cross-currency swaps) are calculated as the present value of the estimated future cash flows. The future cash flows are determined using relevant market forward interest rates at the balance sheet date and are discounted using the zero-coupon rates with equivalent maturities for AA rated entities at the balance sheet date, as adjusted for the counterparty’s credit risk. These discount rates incorporate the impact of net credit risk present in those derivative instruments.

●	Forward contracts are determined using relevant market exchange rates at the balance sheet date;

●
Currency options are valued using the Black-Scholes option pricing model, which incorporates spot exchange rates, zero coupon rates with equivalent maturities for AA rated entities and implied volatility in the market forward exchange rates at the balance sheet date;

●
Commodity options are valued using the Black-Scholes option pricing model, which incorporates future commodity price curves with equivalent maturities and implied volatilities in the commodities markets at the balance sheet date.

2. Accounting policies continued

Both realized gains and losses and unrealized revaluation gains and losses on derivatives not designated as accounting hedges and the ineffective portion of derivatives designated as accounting hedges are recorded in profit or loss as they arise.

Syngenta applies hedge accounting as follows:

Fair value hedges
Under fair value hedge accounting, both the designated hedging instruments and the underlying hedged items are remeasured to fair value and the resulting remeasured gains or losses are recognized in profit or loss as they occur.

Cash flow hedges
Under cash flow hedge accounting, for the effective portion of the hedge, gains and losses on remeasuring designated hedging instruments to fair value are recognized in other comprehensive income as part of the cash flow hedge reserve. Gains and losses accumulated in the cash flow hedge reserve are reclassified into profit or loss in the same period (or periods) during which the underlying hedged cash flow affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument at that time remains in other comprehensive income. Such gain or loss is recognized in profit or loss when the underlying hedged item affects profit or loss. However, if such unrealized gain or loss resulted from the hedge of a committed or forecasted transaction and the transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately reclassified into profit or loss.

Net investment hedges
Hedges of net investments in foreign operations, including hedges of monetary items that are accounted for as part of a net investment, are accounted for similarly to cash flow hedges. The accumulated gain or loss arising from such a hedge is reclassified from other comprehensive income into profit or loss upon disposal or proportionally upon partial disposal of the net investment.

Inventories
Purchased products are recorded at acquisition cost while own-manufactured products are recorded at manufacturing cost including a share of production overheads based on normal capacity. Inventories are valued at historical cost determined on a first-in-first-out basis, and this value is used for the cost of goods sold in the income statement. Allowances are made for inventories with a net realizable value less than cost, or which are slow moving. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs to sell. Costs to sell include direct marketing, selling and distribution costs. Unsaleable inventories are fully written off. Inventories of biological assets, principally growing plants and cuttings in the Seeds Flowers business, are recorded at fair value less costs to sell. Gains and losses from remeasuring biological assets to fair value are classified within cost of goods sold.

Property, plant and equipment
Property, plant and equipment are recorded at acquisition or production cost, less accumulated depreciation and any impairment losses. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is recorded at acquisition cost and is not subject to depreciation.

Expenditures made for existing property, plant and equipment which give future economic benefit are capitalized and depreciated over the revised remaining useful life of the asset. Components of an asset are accounted for as separate assets if their useful lives differ from that of the larger asset of which they are a part. When components of an asset are replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the larger asset.

Property, plant and equipment financed by leases giving rights to use the leased assets as if they were owned by Syngenta are capitalized at their estimated cost (lower of fair value and the present value of minimum lease payments) at the inception of the lease. Such leases may be embedded in contracts for goods or services provided by suppliers to Syngenta when the supplier can fulfil its obligation only by using a specific asset solely to supply Syngenta and the contract price is neither fixed per unit of output nor does it represent a market price. Finance lease assets and associated lease liabilities are recognized at the commencement of the lease. If the lease agreement relates to an asset which is to be constructed, accounting recognition may occur later than the date the agreement is entered into. Finance lease assets are depreciated in the same manner as other property, plant and equipment over the lesser of the remaining lease term or estimated useful life of the leased asset.

Borrowing costs attributable to the construction of qualifying assets are capitalized as part of the cost of those assets using a capitalization rate equal to the weighted average cost of Syngenta’s borrowings after considering related designated interest rate hedges. Qualifying assets are those requiring more than one year to get ready for their intended use and include property, plant and equipment constructed, whether directly owned or leased under finance leases. Capitalization of borrowing costs ceases when the asset is ready for its intended use. All other borrowing costs are expensed as incurred.

2. Accounting policies continued

The operation of Syngenta’s chemical manufacturing assets over an extended period may result in obligations to remediate damage including environmental damage, to sites on which the assets are located. Where such obligations exist, Syngenta recognizes the costs to restore sites as additions to the cost of the assets and as liabilities in the period in which the damages occur if they can be reliably measured at that time. These costs are discounted where the time value of money is material. Environmental costs expected to increase the economic benefits flowing from the use or eventual disposal of the asset and that are recoverable from future economic benefits of using the asset are capitalized as part of property, plant and equipment. Otherwise, environmental costs are expensed in the earliest period in which they can be reliably measured. Environmental costs, unless related to restructuring, are included in cost of goods sold.

Sale and leaseback transactions
Property, plant and equipment is generally recorded as having been sold, and profit on disposal recognized, when legal title passes to the purchaser. If Syngenta leases back the sold assets under operating leases, profits on sales are recognized when legal title passes if the leases have at-market rental terms. If the leasebacks are finance leases, profits on sales are recognized over the terms of the leaseback agreements.

Intangible assets other than goodwill
Intangible assets, other than goodwill, are recorded at cost less accumulated amortization and any impairment losses. Currently, all intangible assets are assigned a finite estimated useful life. The cost of acquired intangible assets other than goodwill represents the purchase price including transaction costs. The cost of internally generated intangible assets other than goodwill, such as software, represents direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management. Borrowing costs associated with internal software development projects are capitalized if the project is expected to take more than one year to complete. Capitalization ceases when the software is ready for its intended use.

Intangible assets are amortized over the following estimated useful lives, starting from the date the asset is ready for use. In respect of product rights, this is when regulatory approval has been obtained. Asset lives are reviewed annually. The straight-line method of amortization is used except where another systematic basis better reflects the pattern of consumption of the economic benefits represented by the asset.

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

Patents and trademarks are amortized over their estimated economic or legal life, whichever is shorter.

Business combinations give Syngenta access to the distribution channels and customer relationships of the acquired business. These relationships normally continue to generate economic benefit to Syngenta following the acquisition. The useful lives of customer relationships are determined from management estimates of customer attrition rates.

Under IFRS 3, In-Process Research & Development (IPR&D), is valued as part of the process of allocating the purchase price in a business combination, and is recorded separately from goodwill. It is assessed for impairment annually until it has been successfully developed and is available for use. It is then amortized over its useful life. IPR&D on business combinations agreed before March 31, 2004, to which IFRS 3 has not been applied, is included in goodwill for IFRS purposes.

Assets attributable to long-term supply agreements are amortized as part of cost of goods sold over the period of the supply agreement.

Purchased software licenses are amortized over the remaining license term. Internally developed software is amortized from the date it is ready for use until the sooner of its expected replacement date or the date significant costs are expected to be incurred to upgrade it.

Goodwill
Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is recognized as an asset and presented within intangible assets. Goodwill is not amortized, but is tested annually for impairment and reduced by any impairment losses.

2. Accounting policies continued

Impairment
Property, plant and equipment, intangible assets and investments in associates and joint ventures are tested for impairment in accordance with IAS 36 unless classified as held for sale. Goodwill, and intangible assets which are not yet ready for use, are tested annually and are also reviewed at each interim and annual reporting date to determine whether conditions changed since the most recent review or annual test. Other non-current assets are reviewed at each reporting date to determine whether events or changes in conditions indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, the asset is tested for impairment. Syngenta estimates the asset’s recoverable amount as the higher of the asset’s fair value less selling costs and value in use, which is the present value of the cash flows expected from the asset’s use and eventual disposal. An impairment loss is recorded in the income statement to the extent that the carrying amount of the asset exceeds its recoverable amount. Impairment losses are not reversed for goodwill, but are reversed for other assets if their recoverable amount increases subsequently.

Other non-current financial assets
Debt investments maturing in more than twelve months and equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are classified as available-for-sale in accordance with IAS 39. They are accounted for as described above under “Financial and other current assets”. An impairment loss is recorded in the income statement if there is a significant or prolonged decline in the value of an equity security that is an available-for-sale financial asset below its original cost, as reduced where applicable by cumulative impairment losses recorded in prior periods. Impairment losses on equity securities are not reversed if their fair value increases after an impairment loss is recorded. Loans and receivables are recorded at amortized cost, less impairment losses.

Non-current assets held for sale
Non-current assets and groups of assets are reclassified as held for sale when the assets are available for immediate sale in their present condition and a sale within one year is highly probable. Property, plant and equipment and intangible assets held for sale are remeasured at the lower of fair value less costs to sell or their carrying amounts at the date they meet the held for sale criteria at which time depreciation and amortization also ceases. Any resulting impairment loss is recognized in profit or loss.

Financial debt
Financial debt is recognized initially at its fair value less transaction costs, which represents the net proceeds from issuing the debt. Subsequently, financial debt is stated at amortized cost using the effective interest method, except where subject to a fair value hedge relationship. Financial debt is classified as current if the debt agreement terms in force at the balance sheet date require repayment within one year of that date. Otherwise, it is classified as non-current.

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to a third party or parties as a result of a past event the amount of which can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date. If the effect of discounting is material, provisions are discounted to the expected present value of their future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized only when reimbursement is virtually certain. The amount to be reimbursed is recognized as a separate asset. Where Syngenta has a joint and several liability for a matter with one or more other parties, no provision is recognized by Syngenta for those parts of the obligation expected to be settled by another party. Syngenta self-insures or uses a combination of insurance and self-insurance for certain risks. Provisions for these risks are estimated in part by considering historical claims experience and other actuarial assumptions and, where necessary, counterparty risk.

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

Syngenta’s restructuring programs have involved closure of several sites to date. Remediation liabilities recognized when site closures are announced are accounted for as restructuring provisions. In the opinion of Syngenta, it is not possible to estimate reliably the costs that would be incurred upon eventual closure of its continuing sites that have no present obligation to remediate because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required upon their eventual closure.

2. Accounting policies continued

Restructuring provisions and costs
Restructuring costs are accrued (charged to provisions) when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly and they qualify for recognition in accordance with IAS 37.

Provisions for severance payments and related employment costs are made in full when employees are given details of the termination benefits which will apply to individual employees should their contracts be terminated as a direct result of the restructuring plan. Restructuring costs relating to ongoing activities, such as relocation, training and information systems, do not qualify for provisioning under IAS 37 and are expensed when incurred.

Post-employment benefits
Syngenta accounts for its defined benefit pension and post-retirement healthcare benefit obligations using the corridor method permitted by IAS 19, “Employee Benefits”, (revised 2004). Under this method, benefit expense charged to profit or loss is the cost to Syngenta of the increase in benefits earned by employees in the period, measured using the projected unit credit actuarial method, less the expected return on plan assets in externally funded plans. Both the benefit cost and expected asset return are based on long-term economic assumptions. The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are amortized as part of benefit expense over the remaining expected employee service period to the extent that they fall outside the corridor. The corridor is ten percent of the benefit obligation or plan assets, whichever is higher. Plan assets are measured at market value at the balance sheet date. A surplus of plan assets over the amount of the benefit obligation is recognized as an asset only to the extent of the present value of the economic benefit Syngenta can obtain from the surplus through refunds from, or reductions in future contributions to, the plan. Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over the remaining expected service period if the benefits do not vest until retirement. If benefits vest immediately following the plan amendment, the related past service cost is recognized immediately in profit or loss. If benefit plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments
The fair value of equity-settled share and share option grants awarded to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. The fair value is measured at the grant date, which is the date at which the share participation plan members are aware of the terms of the share award and the award has been approved by the Compensation Committee of Syngenta AG’s Board of Directors. The fair value of grants of Syngenta AG ordinary shares is measured as the market value of the shares on the grant date, less any cash amount payable by the employee under the terms of the share participation plan. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled during the deferral or vesting period. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. The number of shares and options used to measure compensation expense is Syngenta’s best estimate of the number of shares and options expected to vest. Compensation expense is adjusted where actual forfeitures differ from estimates, so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities at their fair values until the members’ choice is known and are remeasured at each reporting date. The terms of the relevant share plan with such an alternative are such that the incremental fair value of members’ equity options compared to their option to receive a cash payment is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

The fair value of equity settled and cash settled share grants awarded to customers in cash rebate sacrifice arrangements is recognized as a reduction in sales in the same way as the cash rebate.

Dividends and capital distributions
Dividends and capital distributions payable to shareholders of Syngenta AG are recorded as liabilities and as a reduction in shareholders’ equity in the period in which they are approved by the shareholders of Syngenta AG.

Treasury shares
Share capital includes the par value of treasury shares held by Syngenta which have not been canceled. Treasury shares are shown as a separate component of shareholders’ equity and stated at the amount paid to acquire them. Differences between this amount and the amount received upon the disposal of treasury shares are recorded as a movement in consolidated shareholders’ equity.

Derivative instruments over Syngenta AG shares
Forward contracts and purchased and written call options over Syngenta AG ordinary shares, other than those related to share based compensation plans, are accounted for as equity instruments if they involve the exchange of a fixed number of Syngenta ordinary shares for a fixed cash amount and gross physical settlement is required by the option contract. Equity instruments are recognized in shareholders’ equity at fair value at the date the instruments are issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in shareholders’ equity.

2. Accounting policies continued

Application of critical accounting policies

Impairment
For the purposes of assessing impairment, assets are grouped at the lowest level at which there are independent cash inflows. This level is described as a cash generating unit (CGU). Each CGU contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights. The way in which assets are grouped to form CGU’s and are related to cash flows may in certain circumstances affect whether an impairment loss is recorded. Generally, the higher the level at which independent cash flows are identified, the less likely it is that an impairment loss will be recorded, as reductions in one cash inflow are more likely to be offset by increases in other cash inflows within the same CGU. If a CGU is impaired, the impairment loss is allocated first to any goodwill in the CGU, and then to reduce the CGU’s other assets pro rata.

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a significant extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis reflecting the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$549 million, is held at segment level and tested for impairment by relating it to total segment cash flows.

In the Seeds segment, a CGU is generally defined at the global crop level to reflect the fact that seed germplasm originating in one country can be used in other countries except where licence agreements are more geographically restrictive.

Foreign currency translation
Syngenta has to make judgments on whether intercompany monetary items will be repaid in the foreseeable future in order to allocate foreign currency differences to profit or loss or to other comprehensive income. Partial equity loan repayments or capital reductions of subsidiaries require further judgment on the method of determining the net investment and the currency translation differences to reclassify into profit or loss. The net investment is the net carrying amount of the subsidiaries’ assets and liabilities, including intercompany balances except equity loan liabilities. For the currency translation differences which arose on the net investment, Syngenta calculates the proportion to be reclassified into profit or loss by comparing the amount repaid to the total amount of the net investment before the repayment. For gains and losses that arose on hedging instruments designated as net investment hedges, Syngenta calculates the amount to be reclassified by comparing the amount repaid to the total designated hedged amount. For the years ended December 31, 2009, 2008 and 2007, the amount of currency translation differences reclassified from other comprehensive income to profit or loss were gains of US$40 million, US$66 million and US$ nil respectively. The 2009 amount comprised US$49 million currency translation gains and US$(9) million hedging losses, relating to four subsidiaries. The 2008 amount comprised US$(61) million currency translation losses and US$127 million hedging gains relating mainly to capital repayment by two subsidiaries. Reclassified amounts are presented within “Financial expense, net” in the consolidated income statement.

Post-employment benefits
IAS 19 allows immediate or deferred recognition of actuarial gains and losses. Had Syngenta adopted the immediate recognition policy instead of the corridor method, the unrecognized losses at December 31, 2009 of US$916 million for pensions and US$44 million for other post-retirement benefits disclosed in Note 22 below would have been recognized in, and would have reduced, previous years’ results of operations or other comprehensive income, depending on the accounting policy chosen.

Under the corridor method, major changes in assumptions, and variances between assumptions and actual results, may affect reported earnings over several future periods rather than one period, while more minor variances and assumption changes may be offset by other changes and have no direct effect on reported earnings. Amortization expense for unrecognized actuarial losses was US$53 million, US$19 million and US$32 million for 2009, 2008 and 2007 respectively.

Critical accounting estimates

Impairment review
The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGU’s to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on Syngenta’s estimated weighted average cost of capital (WACC). This is considered to include market estimates of industry sector risk premium, as Syngenta’s Crop Protection and Seeds businesses both operate mainly in the agricultural sector and its non-agricultural Professional Products business is not considered a separate CGU according to the IAS 36 definition. Because Syngenta’s CGU’s generally either reflect the global nature of its Crop Protection and Seeds businesses or are located in low risk countries, it is also generally not considered necessary to apply a country risk premium. The pre-tax discount rates used were 7.5% to 10% (2008: 9 to 11%; 2007: 10% to 12%). The outcomes of the impairment tests were not sensitive to reasonably likely changes in the discount rate in the periods presented for any CGU or group of CGUs for which the carrying amount of goodwill was significant except in the following cases:

For one CGU in 2008 the recoverable amount would have equalled the carrying amount if the 9.2% discount rate increased to 11.8%. In 2009, at the 9.5% discount rate used in the impairment test, recoverable amount is equal to carrying amount. Goodwill allocated to this CGU is US$16 million (2008: US$16 million).

2. Accounting policies continued

For one CGU in 2009, the recoverable amount would equal the carrying amount if the 8.7% discount rate used in the impairment test increased to 13.8%. Goodwill allocated to this CGU is US$9 million.

In determining value in use it is also necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of Crop Protection include future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions and products’ lives. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows are based on Syngenta management forecasts over a five year horizon and a terminal value, which assumes a 2% long-term growth rate. Management believes, based on recent growth in agricultural markets, that there are long-term prospects for continued growth. US$702 million of goodwill is tested at the Crop Protection total segment level (2008: US$697 million). In the opinion of Syngenta, the recoverable amount is not sensitive to reasonably possible changes in any of the assumptions underlying the cash flow projections used for the impairment test.

A reduction in forecasted sales within management’s five year forecast horizon compared to forecasted sales in the previous year’s five year forecast cycle is considered an indicator of market related impairment for CGU’s to which no goodwill is allocated, resulting in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of, or restrictions placed upon, product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates of up to 16% are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs. Impairments of US$17 million, US$34 million and US$36 million were recorded because of restructuring in 2009, 2008 and 2007 respectively.

The cash flow forecasts supporting the US$315 million carrying amount of goodwill in the Seeds NAFTA Corn and Soybean CGU show short-term net cash outflows caused by new product development and marketing costs for Syngenta’s trait portfolio, followed by positive net cash flows in later years after new products have been launched. Cash flows are based on management’s forecasts over a 15 year horizon. Sales growth of over 10% per annum is projected over this period. This growth rate reflects the significant growth expected in the trait market and market share gains for Syngenta proprietary traits after launch of the new products. The terminal value of the CGU at the end of year 15 assumes a 2.0% long-term annual growth rate, in line with Syngenta management’s view of the long-term average growth rate for the Seed market as a whole. At the 8.1% (2008:10.4%) pre-tax discount rate used to test this CGU for impairment, the recoverable amount of the CGU exceeds its carrying amount by US$3 billion. A reduction in the annual compound sales growth rate to 3% over the 15 year forecast horizon with zero terminal value would reduce the recoverable amount of this CGU to its carrying amount.

Adjustments for doubtful receivables
Trade and other accounts receivable are reported net of adjustments for doubtful receivables, often referred to as “bad debts”. As a geographically diverse group operating in more than 50 countries and serving customers in all significant agricultural areas across the world. Syngenta has a large number of individual trade receivable balances and is exposed to a broad range of political and economic risks affecting the recoverability of these receivables. Considerable management effort and judgment is applied to actively manage and mitigate these risks and determine the appropriate provision by critically analyzing the receivables accounts on an individual basis, taking into account historical levels of recovery and any changes in the economic and political environment in relevant countries.

As shown in Note 9 below, the provision for doubtful receivables at December 31, 2009 amounted to US$351 million, or 12% (2008: US$357 million or 13%) of total trade receivables of US$2,857 million (2008: US$2,668 million).

In 2009 US$12 million (2008: US$90 million) bad debt expense was recorded in profit or loss, representing less than 1% of sales. The 2008 charges related principally to Latin American and East European markets, where Syngenta sales increased significantly in 2008 compared to prior years. In Note 9, the table analyzing the movements on the provisions gives some indication of the degree of accuracy of Syngenta’s past estimates.

Environmental provisions
Remediation of environmental damage at sites with which Syngenta is associated typically takes a long time to complete due to the substantial amount of planning and regulatory approvals normally required before remediation activities can begin. The assumptions used by Syngenta to estimate its environmental provisions may change significantly before or during the remediation period due to changes in the extent of remediation required or the method used to remediate the damage. The environmental provisions can therefore change significantly, particularly where there is a major change in environmental legislation in a country where Syngenta has significant manufacturing assets. Currently, Syngenta’s most significant manufacturing assets are located in Switzerland, the UK, and the USA. Because of the inherent uncertainties in estimating such long-term future obligations, Syngenta periodically supplements its internal expertise with external expertise when determining environmental provisions.

Increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available after the financial statements are published. The movements in environmental provisions are set out in Note 19 below. Environmental remediation costs incurred at certain sites may be recoverable from former owners of those sites under warranties obtained by Syngenta when it purchased the sites. IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement.

2. Accounting policies continued

Details of reimbursements recorded by Syngenta are given in Note 19 below. The litigation associated with reimbursements claimed by Syngenta in relation to environmental costs incurred at its Greens Bayou site was settled during 2008. As a result, Syngenta has recorded an additional reimbursement asset of US$15 million at December 31, 2009 (2008: US$35 million) and payments due to Syngenta have been received to date.

In 2009, the total additional charge to environmental provisions was US$14 million (2008: US$34 million). US$20 million (2008: US$11 million) of unutilized provisions were released, including US$5 million (2008: US$ nil) on settlement of litigation related to a closed site and US$11 million (2008: US$2 million) because expenditures at one site were met directly by a joint venture. Syngenta will itself meet its share of future expenditures at this latter site. In 2007, an additional provision of US$87 million was recorded, largely relating to certain third party sites with shared liability. There was no further material change to the provision for these shared sites in 2008 or 2009. Recent proposals have been made suggesting remediation of the existing contamination on these shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2009, for these shared sites comprise approximately 20% of total environmental provisions of US$405 million (2008: US$440 million). The top ten exposures at the end of 2009 which cover sites in the USA, Switzerland and the UK, comprise approximately 75% of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions which represent Syngenta’s responsibility for expenditures at these sites collectively would not exceed 40% of the total environmental provision recognized at December 31, 2009.

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

Post-employment benefits
Key assumptions required to measure post-employment benefit expense for a period and the benefit obligation at the period end are:

●	Selection of the discount rate

●	Probable long-term rate of increase in pensionable pay

●	Probable average future service lives of employees

●	Probable life expectancy of employees

●	Expected future rates of return on the investments in funded pension plans.

Significant judgment is used by management when selecting these key assumptions. The specific assumptions used are disclosed in Note 22 below, along with the experience variances between actual and assumed results for the past five years. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

The following information illustrates the sensitivity to a change in certain assumptions for the three major defined benefit pension plans shown in Note 22 to the financial statements, at December 31, 2009:

(US$ million)	Increase/(reduction) in 2010 pre-tax pension expense	Increase/(reduction) in December 31, 2009 projected benefit obligation
25 basis point decrease in discount rate	16	167
25 basis point increase in discount rate	(14)	(167)
25 basis point decrease in expected return on assets	10	–
25 basis point increase in expected return on assets	(10)	–

The above sensitivities reflect the total impact of changing the stated assumption as shown for all three major plans, leaving all other assumptions constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

During 2009, asset prices in financial markets recovered part of the decline experienced in 2008, and corporate bond credit spreads reduced in the UK from the unusually high level at the end of 2008. The funded ratio (plan assets as a percentage of the benefit obligation) for the UK plan reduced from 100% to 89%, principally because the impact of the lower corporate bond credit spreads on the discount rate outweighed the effect of more favorable plan asset returns. In the USA and Switzerland, the discount rate did not change to the same extent in 2009.  Favourable plan asset returns increased the funded ratio from 97% to 102% for the main US plan and from 88% to 102% for the Swiss plan. The overall funded ratio for the three plans remained stable at 95%.

Syngenta uses yields in AA rated corporate bonds to select the discount rate. The iBoxx 15 year Corporate bond index is the main benchmark for the nominal discount rate for Syngenta’s UK pension liabilities. At December 31, 2009, the index yield was 5.7% (2008: 6.7%). Syngenta reduced the index yield by 10 basis points (2008: 50 basis points) to ensure that the discount rate reflects the 18 year

2. Accounting policies continued

average duration of the benefit obligation because the index duration is shorter and, in relation to 2008, that it excluded the effect of certain bonds which were no longer of high credit quality. There were no such bonds in the index at December 31, 2009.

Limited price indexation of pensions in payment and deferred pension rights is required by UK pension regulations. The rules of Syngenta’s UK pension fund require pensions to be increased by the lower of 5% or the actual price inflation as measured by the UK Retail Price Index (RPI). Therefore, the change in real discount rates (the nominal discount rate less the expected long-term rate of price inflation) is a more relevant indicator than the nominal discount rate. Syngenta estimates the expected long-term rate of inflation from data published by the Bank of England. During 2009, the inflation rate increased by 70 basis points, from 2.8% to 3.5%. The real discount rate for the UK pension liabilities reduced in 2009 by 130 basis points to 2.1% (2008: 3.4%).

The Bloomberg 15 year AA Swiss Corporate bond index is the main benchmark for the discount rate for Syngenta’s Swiss pension liabilities. At December 31, 2009 the discount rate was 3.25% (2008: 3.5%).

Syngenta selects the discount rate for its US pension liabilities by using a model which matches the expected timing of benefit payments to an interest yield curve derived from a portfolio of AA Corporate bonds. The discount rate selected was 5.9% (2008: 6.1%).

Actual returns for the UK, Swiss and US pension plan assets were above the expected long-term return assumption of 6.4%, 4.0% and 7.0% respectively used to calculate 2009 pension expense. Expected return is a weighted average of the various asset classes held by the plans, which are disclosed in Note 22 below.

In recent years longevity has increased in all major countries in which Syngenta sponsors pension plans. Syngenta’s mortality assumptions are set after considering the most recent statistics available, and whether any trends apparent from these statistics are likely to continue into the future. In 2009, Syngenta updated the mortality assumptions for its UK pension liabilities. This update did not cause a significant change in the amount of the benefit obligation. A one year change in UK pension fund members’ assumed life expectancy would increase the benefit obligation by US$60 million (2.6%). Syngenta has assumed that the recent trend of increasing longevity will continue into the future, so that the pension which will become payable to younger members upon their retirement will be paid for longer than older members’ pensions. As new evidence becomes available in the future, further adjustments to the benefit obligation may be required. No significant changes to mortality assumptions were made in 2007 or 2008.

Certain of Syngenta’s pension plans, including its US plan, give members lump sum or annuity benefit payment options. For the US plan when valuing its pension liabilities, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, in current conditions, this results in a higher liability than the annuity option. Mortality after retirement is not relevant to the lump sum option. For the remaining plans, Syngenta has valued its pension liabilities on the assumption that the choices made by members who will retire in future will be consistent with choices made by members who have retired recently.

Deferred tax assets
The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. At December 31, 2009, Syngenta’s deferred tax assets were US$660 million (2008: US$514 million). Included in this balance are deferred tax assets for unused tax losses of US$42 million (2008: US$30 million). Losses derecognized because it became less likely that they would be utilized were US$8 million (2008: US$13 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2009, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable could however be reduced in subsequent years if estimates of future taxable income during the carry forward period are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Brazil, Ukraine and Russia. For Ukraine and Russia, no net deferred tax assets have been recognized at December 31, 2009 or 2008. In Brazil, at December 31, 2009 as a result of continued local profitability, the carrying amount of deferred tax assets recognized in the consolidated balance sheet was US$20 million (2008: US$26 million). Syngenta’s Crop Protection subsidiary can offset tax losses carried forward against future taxable profits without time limit, but the amount of the loss which may be offset in any one year is limited to 30% of the taxable profit in that year. Consequently, Syngenta has reduced the amount of deferred tax asset recognized for this subsidiary. Syngenta’s Seeds subsidiary in Brazil is subject to the more favorable rules for agricultural businesses and this restriction does not apply. Consequently, the deferred tax asset for that subsidiary has been recognized in full.

Uncertain tax positions
Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain are international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices and charges for products and services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax

2. Accounting policies continued

authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions.

Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2009, Syngenta’s balance sheet included assets of US$80 million (2008: US$33 million) included within “Other accounts receivable”, and liabilities of US$376 million (2008: US$322 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include US$222 million in respect of the uncertain tax positions described above (2008: US$145 million). During 2008, as further disclosed in Note 7, Syngenta reached agreement with the tax authorities in several countries with regard to tax positions which had been open over a number of years and were considered to be uncertain. Syngenta consequently released provisions recorded in prior years where those provisions exceeded the amount of the liability determined in accordance with the agreements. These provision releases represent the major part of the US$154 million amount for 2008 disclosed in Note 7 as adjustments to current income tax expense for prior periods. The liability for uncertain income tax positions which Syngenta expects to be resolved in 2010 is less than 20% of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions were made during 2009, 2008 and 2007.

Acquisitions 2009
On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which includes certain rights to receive services during the post-acquisition transition period. Direct acquisition costs were US$3 million. Goodwill of US$24 million has been provisionally recognized at December 31, 2009. The consideration paid for Monsanto’s sunflower business in Spain will be recognized as a prepayment until European Union competition authority approval for the transaction is granted. Results of a professional valuation of acquired land and buildings are still awaited and the valuation of acquired seed inventories is not yet finalized. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta.

During 2009, Syngenta also acquired: the 32% remaining minority equity interest in Koipesol Semillas S.A.; 100% of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50% of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds International Inc., acquired in November 2008, had a 50% equity interest; and 100% of the shares of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., two US-based lettuce seed companies. Because Goldsmith Seeds Europe B.V. and the two lettuce seed businesses were acquired close to the year end, all aspects of the purchase price allocation for those acquisitions are provisional. In aggregate, cash paid for the above acquisitions, excluding the Monsanto sunflower business, was US$35 million, and no material direct acquisition costs or goodwill were recognized in 2009.

At December 31, 2009, the assets and liabilities recognized in these business combinations and acquisitions of minority interest were as follows:

	Monsanto sunflower		Other acquisitions		Total
(US$ million)	Carrying amount	Fair value adjustments (provisional)	Carrying amount	Fair value adjustments (provisional)	Fair values (provisional)
Trade receivables and other current assets	4	–	5	–	9
Inventories	41	11	6	–	58
Property, plant and equipment	4	–	3	2	9
Intangible assets	–	69	–	11	80
Deferred tax and other liabilities	–	–	(6)	(5)	(11)
Net assets acquired	49	80	8	8	145
Less share of acquired entity already owned by Syngenta					(4)
Minority interest acquired					4
Syngenta AG shareholders’ interest					145
Purchase price					190
Goodwill					25
Unallocated purchase price					20

3. Acquisitions, divestments and other significant transactions continued

Cash flow from these acquisitions was as follows:

(US$ million)
Cash paid:
Direct acquisition costs	3
Asset purchases	150
Share purchases	38
Total cash paid	191
Net cash acquired	(3)
Net cash outflow	188

Acquisitions 2008
On November 10, 2008, Syngenta purchased 100% of SPS Argentina S.A. (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired 100% of Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). Chrysanthemums are one of the top five selling pot and garden flowers in the global industry. On these three acquisitions, direct acquisition costs incurred were US$5 million, goodwill was US$13 million, cash paid to date, net of cash acquired with these businesses, is US$140 million, and total purchase price is US$139 million after a US$6 million contingent consideration adjustment. The most important factor contributing to the recognition of goodwill on these acquisitions were the cost and revenue synergies anticipated from integrating the operations and net assets of the acquired businesses with Syngenta’s existing operations. The main adjustments made in 2009 on finalizing the purchase price allocation compared to the amounts recognized at December 31, 2008 were a US$24 million increase in property, plant and equipment to reflect professional valuations, a US$25 million increase to value inventories and biological assets at fair value less costs to sell and recognition of US$25 million of related deferred tax liabilities.

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made in 2007, Syngenta acquired a further 1.3% of SIL’s share capital in January 2008. The total shareholding of Syngenta in SIL increased to 96.3%.

The assets and liabilities recognized in these business combinations and acquisitions of minority interest were as follows:

(US$ million)	Carrying amount	Fair value adjustments	Fair values
Trade receivables	19	–	19
Inventories	25	28	53
Property, plant and equipment	15	23	38
Intangible assets	–	62	62
Trade accounts payable	(14)	–	(14)
Deferred tax liabilities	(2)	(30)	(32)
Other	3	(5)	(2)
Net assets acquired	46	78	124
Minority interest acquired	2	–	2
Syngenta AG shareholders’ interest	48	78	126
Purchase price			139
Goodwill			13

3. Acquisitions, divestments and other significant transactions continued

Cash flow from these acquisitions was as follows:

(US$ million)
Cash paid:
Direct acquisition costs	5
Asset purchases	37
Share purchases	103
Total cash paid	145
Net cash acquired	(5)
Net cash outflow	140

On April 3rd, 2008, Syngenta acquired a 49% share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of high-quality, high-yielding corn seeds. The purchase price was US$36 million.

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

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation, which consist of peat extraction rights over certain land in Manitoba, Canada. On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own. On June 25, 2007, Syngenta acquired 100% of the business of the Fischer group of companies through purchases of shares and assets. The Fischer group of companies specializes in the breeding and marketing of flower crops. On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd. (Zeraim Gedera), which specializes in the breeding and marketing of vegetable crops, including tomato, pepper and melon. Cash paid for these acquisitions was US$108 million and goodwill was US$49 million. The most important factors contributing to the recognition of goodwill were the expected value of revenue and cost synergies and other benefits from combining the businesses of the acquired entities with those of Syngenta.

The assets and liabilities recognized in these business combinations and acquisitions of minority interests were as follows:

(US$ million)	Carrying amount	Fair value adjustments	Fair values
Trade receivables	46	(1)	45
Inventories	13	21	34
Property, plant and equipment	45	(4)	41
Intangible assets	25	41	66
Trade accounts payable	(54)	–	(54)
Financial debt	(47)	–	(47)
Deferred tax liabilities	–	(13)	(13)
Other	(8)	(1)	(9)
Net assets acquired	20	43	63
Minority interest acquired	15	2	17
Syngenta AG shareholders’ interest	35	45	80
Purchase price			179
Goodwill			99

3. Acquisitions, divestments and other significant transactions continued

Cash flow from these acquisitions was as follows:

(US$ million)
Cash paid:
Direct acquisition costs	6
Asset purchases	12
Share purchases	162
Total cash paid	180
Net cash acquired	(8)
Net cash outflow	172

4. Segmental breakdown of key figures 2009, 2008 and 2007

Syngenta is organized on a worldwide basis into three reporting segments, which are reflected in internal management reporting. Syngenta early adopted IFRS 8 in 2007.

Crop Protection
The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides and fungicides to both agricultural and non-agricultural customers.

Seeds
The Seeds segment sells seeds for growing corn, soybeans, sunflower, sugarbeet, other diverse field crops and oilseeds, vegetables and flowers.

Business Development
Syngenta’s Business Development segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of technology based on research into enzymes and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Except for the US$50 million non-recurring change of control payment received from Delta and Pine Land in 2007 relating to the license for Syngenta’s VipCot technology, Syngenta has not generated material revenues from these activities to date. The route to market for certain of these technologies is not yet clear. The Syngenta Executive Committee reviews aggregated financial information relating to these activities.

General
Syngenta manages its three segments separately because their current or future sources of income derive from distinct types of products or technologies requiring different manufacturing, distribution and marketing strategies. Segment performance is managed based on segment operating income, which is the measure of segment profit or loss presented, and is based on the same accounting policies as consolidated operating income, except that inter-segment sales and inter-segment unrealized profit in inventories are eliminated only at the consolidated level.

Net segment operating assets consist primarily of property, plant and equipment, intangible assets, inventories and receivables less operating liabilities. Unallocated items are those which, according to IFRS 8, do not meet the criteria for inclusion under one of the three reporting segments. They consist of cash and cash equivalents, financial debt, current assets and liabilities directly associated with financing (mainly derivatives) and current and deferred income taxes. Syngenta’s Treasury operations are managed centrally and it is impracticable to allocate interest income and expense to segments.

The accounting policies of the segments described above are the same as those described in the summary of accounting policies.

4. Segmental breakdown of key figures 2009, 2008 and 2007 continued

Transactions between segments are generally priced based on the third party selling prices achieved by the purchasing segment less an allowance for selling and distribution profit margins for the purchasing segment.

2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Product sales – to third parties	8,415	2,471	7	–	10,893
Royalty income – from third parties	5	93	1	–	99
Product sales – other segments	71	–	–	(71)	–
Total segment sales	8,491	2,564	8	(71)	10,992
Cost of goods sold	(4,274)	(1,363)	(15)	66	(5,586)
Gross profit	4,217	1,201	(7)	(5)	5,406
Marketing and distribution	(1,260)	(542)	(10)	–	(1,812)
Research and development	(512)	(368)	(80)	–	(960)
General and administrative	(515)	(203)	(20)	–	(738)
Restructuring and impairment	(61)	(58)	(11)	–	(130)
Operating income/(loss) – continuing operations	1,869	30	(128)	(5)	1,766
Included in the above operating income from continuing operations are:
Personnel costs	(1,487)	(715)	(27)	–	(2,229)
Depreciation of property, plant and equipment	(168)	(71)	(4)	–	(243)
Amortization of intangible assets	(152)	(61)	(5)	–	(218)
Impairment of property, plant and equipment, intangible and financial assets	(7)	(10)	(8)	–	(25)
Other non-cash items including charges in respect of provisions	(152)	15	–	–	(137)
Gains/(losses) on hedges reported in operating income	111	(30)	–	–	81
Total assets	10,379	3,582	125	2,610 (2)	16,696
Total liabilities	3,177	1,353	8	5,003 (2)	9,541
Included in total assets are:
Additions to property, plant and equipment	517	182	10	–	709
Additions to intangible assets	25	181	2	–	208
Total investments in associates and joint ventures	50	30	35	–	115

(1) Intersegment elimination
(2) Unallocated assets and liabilities

Assets and liabilities unallocated at December 31, 2009 are:

(US$ million)	Unallocated
Cash and cash equivalents	1,552
Income taxes recoverable (Note 9)	80
Financing derivatives	245
Deferred tax assets (Note 7)	660
Other current assets	73
Total assets	2,610
Current financial debt (Note 16)	281
Income taxes payable	376
Financing derivatives	62
Non-current financial debt (Note 18)	3,303
Deferred tax liabilities (Note 7)	884
Other current liabilities	97
Total liabilities	5,003

4. Segmental breakdown of key figures 2009, 2008 and 2007 continued

2008 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Product sales – to third parties	9,151	2,337	10	–	11,498
Royalty income – from third parties	7	105	14	–	126
Product sales – other segments	73	–	–	(73)	–
Total segment sales	9,231	2,442	24	(73)	11,624
Cost of goods sold	(4,425)	(1,331)	(18)	61	(5,713)
Gross profit	4,806	1,111	6	(12)	5,911
Marketing and distribution	(1,474)	(555)	(10)	–	(2,039)
Research and development	(556)	(343)	(70)	–	(969)
General and administrative	(655)	(173)	(21)	–	(849)
Restructuring and impairment	(83)	(76)	(37)	–	(196)
Operating income/(loss) – continuing operations	2,038	(36)	(132)	(12)	1,858
Included in the above operating income from continuing operations are:
Personnel costs	(1,513)	(646)	(20)	–	(2,179)
Depreciation of property, plant and equipment	(185)	(54)	(3)	–	(242)
Amortization of intangible assets	(149)	(27)	(5)	–	(181)
Impairment of property, plant and equipment and intangible assets	(32)	(3)	–	–	(35)
Impairment of financial assets	–	–	(41)	–	(41)
Other non-cash items including charges in respect of provisions	(223)	(69)	1	–	(291)
Gains/(losses) on hedges reported in operating income	(114)	15	–	–	(99)
Total assets	9,782	3,087	115	1,600 (2)	14,584
Total liabilities	3,426	1,235	13	4,009 (2)	8,683
Included in total assets are:
Additions to property, plant and equipment	290	188	7	–	485
Additions to intangible assets	146	353	8	–	507
Total investments in associates and joint ventures	67	31	36	–	134

(1) Intersegment elimination
(2) Unallocated assets and liabilities

Assets and liabilities unallocated at December 31, 2008 are:

(US$ million)	Unallocated
Cash and cash equivalents	803
Income taxes recoverable (Note 9)	33
Financing derivatives	152
Deferred tax assets (Note 7)	514
Other current assets	98
Total assets	1,600
Current financial debt (Note 16)	211
Income taxes payable	322
Financing derivatives	113
Non-current financial debt (Note 18)	2,524
Deferred tax liabilities (Note 7)	659
Other current liabilities	180
Total liabilities	4,009

4. Segmental breakdown of key figures 2009, 2008 and 2007 continued

2007 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Product sales – to third parties	7,213	1,954	5	–	9,172
Royalty income – from third parties	4	64	–	–	68
Product sales – other segments	68	–	–	(68)	–
Total segment sales	7,285	2,018	5	(68)	9,240
Cost of goods sold	(3,605)	(1,123)	(6)	65	(4,669)
Gross profit	3,680	895	(1)	(3)	4,571
Marketing and distribution	(1,167)	(465)	(6)	–	(1,638)
Research and development	(496)	(283)	(51)	–	(830)
General and administrative	(516)	(125)	37	–	(604)
Restructuring and impairment	1	(38)	2	–	(35)
Operating income/(loss) – continuing operations	1,502	(16)	(19)	(3)	1,464
Included in the above operating income from continuing operations are:
Personnel costs	(1,391)	(520)	(17)	–	(1,928)
Depreciation of property, plant and equipment	(182)	(46)	(2)	–	(230)
Amortization of intangible assets	(140)	(28)	–	–	(168)
Impairment of property, plant and equipment, intangible and financial assets	(41)	5	–	–	(36)
Other non-cash items including charges in respect of provisions	(173)	(56)	–	–	(229)
Total assets	9,117	2,513	96	1,554 (2)	13,280
Total liabilities	3,029	881	6	3,323 (2)	7,239

(1) Intersegment elimination
(2) Unallocated assets and liabilities

Summarized additional information on the nature of expenses for the years ended December 31, 2009, 2008 and 2007 is as follows:

(US$ million)	2009	2008	2007
Salaries, short-term employee benefits and other personnel expense	1,996	2,013	1,748
Pension and other post-employment benefit expense	169	117	138
Share based payment expense	64	49	42
Total personnel costs	2,229	2,179	1,928
Depreciation of property, plant and equipment	243	242	230
Impairment of property, plant and equipment	6	17	20
Amortization of intangible assets	218	181	168
Impairment of intangible assets	11	18	16

5. Regional breakdown of key figures 2009, 2008 and 2007

2009 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	3,726	3,581	2,134	1,551	10,992
Total non-current assets(3)	1,758	3,745	255	457	6,215
Additions to property, plant and equipment	177	412	58	62	709
Additions to intangible assets	23	185	(2)	2	208

2008 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	3,633	4,290	2,245	1,456	11,624
Total non-current assets(3)	1,716	3,397	151	406	5,670
Additions to property, plant and equipment	179	219	43	44	485
Additions to intangible assets	70	391	34	12	507

2007 (US$ million)	NAFTA	Europe & AME(2)	Latin America	Asia Pacific	Total
Sales(1)	3,108	3,350	1,565	1,217	9,240
Additions to property, plant and equipment	114	192	23	33	362
Additions to intangible assets	10	160	–	48	218

(1) Sales by location of third party customer
(2) AME – Africa and the Middle East
(3) Excluding deferred tax assets, defined benefit pension asset and derivative financial assets

The following countries individually accounted for more than 5% of one or more of the respective Syngenta totals for the years ended December 31, 2009, 2008 or 2007 or at December 31, 2009 or 2008.

(US$ million, except %)	Sales(1)						Total non-current assets(2)
Country	2009	%	2008	%	2007	%	2009	%	2008	%
Switzerland	66	1	96	1	73	1	2,753	44	2,580	46
UK	183	2	260	2	216	2	514	8	376	7
USA	2,993	27	2,905	25	2,556	28	1,658	27	1,638	29
France	666	6	691	6	565	6	145	2	133	2
Brazil	1,551	14	1,537	13	1,039	11	187	3	91	2
Germany	492	4	636	5	484	5	26	–	22	–
Others	5,041	46	5,499	48	4,307	47	932	16	830	14
Total	10,992	100	11,624	100	9,240	100	6,215	100	5,670	100

(US$ million, except %)	Additions to property, plant and equipment						Additions to intangible assets
Country	2009	%	2008	%	2007	%	2009	%	2008	%	2007	%
Switzerland	225	32	96	20	83	23	157	75	395	78	66	30
UK	130	18	54	11	25	7	–	–	–	–	–	–
USA	159	22	163	34	115	31	13	6	70	14	11	5
France	17	2	19	4	22	6	13	6	–	–	–	–
Brazil	42	6	29	6	14	4	–	–	1	–	–	–
Germany	4	1	2	–	7	2	1	1	–	–	7	3
Others	132	19	122	25	96	27	24	12	41	8	134	62
Total	709	100	485	100	362	100	208	100	507	100	218	100

(1) Sales by location of third party customer
(2) Excluding deferred tax assets, defined benefit pension asset and derivative financial assets

No single customer accounted for 10% or more of Syngenta’s total sales.

6. Restructuring and impairment

Restructuring and impairment for the years ended December 31, 2009, 2008 and 2007 consists of the following:

(US$ million)	2009	2008	2007
Cash costs
Operational efficiency programs:
Charged to provisions	22	42	112
Expensed as incurred	76	37	5
Integration and acquisition costs:
Charged to provisions	3	40	9
Expensed as incurred	25	6	–

Non-cash restructuring and impairment costs	49	82	36

Divestment and other non-cash restructuring gains	(26)	(2)	(121)
Total restructuring and impairment(1)	149	205	41

(1)
US$17 million (2008: US$9 million; 2007: US$6 million) is included within cost of goods sold and US$2 million (2008: US$ nil; 2007: US$ nil) is included within income/(loss) from associates and joint ventures

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

2009
Operational efficiency cash costs of US$98 million includes US$15 million for site closure costs in NAFTA, US$18 million for further outsourcing of information systems and US$55 million for the continuation of the standardization and consolidation of global back office operations across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million relate mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group.

Non-cash restructuring and impairment costs includes US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs in addition to various insignificant restructuring charges. Divestment and other non-cash restructuring gains includes US$9 million relating to the sale of an available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

2008
During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in February 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for further standardization and consolidation of back office operations.

Seeds integration costs of US$46 million related mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million.

Non-cash restructuring and impairment costs included US$17 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations. An additional US$17 million of impairments of intangible assets was due to accelerated amortization of a lease related to a Crop Protection development site, now closed. A further US$37 million related to impairments of available-for-sale financial assets mainly from a significant decline in the share price of Verenium (previously Diversa) Corporation. US$9 million reversal of inventory step-up included within non-cash restructuring and impairment costs related largely to the Zeraim Gedera acquisition.

2007
Syngenta incurred costs of US$41 million associated with the Operational Efficiency program announced in 2004, which related to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.

6. Restructuring and impairment continued

A further US$27 million of cash costs were incurred by Crop Protection in connection with the Operational Efficiency program announced in 2007 and related to the restructuring of the Development function, projects to improve the efficiency of the distribution and manufacturing networks, and the restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain. Cash costs in Seeds under this program totaled approximately US$32 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, the exit from an onerous supply contract and exiting unprofitable crops in unprofitable geographies. In addition, headquarter and information systems restructuring activity incurred costs of US$17 million of which US$5 million were expensed as incurred.

Seeds acquisition integration costs of US$9 million related to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Non-cash restructuring and impairment costs included US$9 million of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations announced prior to and during 2006, US$21 million of impairment of intangible assets that largely related to accelerated amortization of a lease on the Crop Protection development site referred to in the above description of 2008 restructuring costs and US$6 million of reversal of inventory step up included in cost of goods sold related to the EGV and Zeraim Gedera acquisitions.

Divestment gains of US$121 million were realized mainly from the sale of a major part of the Rosental site in Basel and from the sale of land in Switzerland.

7. Income taxes

Income before taxes from continuing operations consists of the following:

(US$ million)	2009	2008	2007
Switzerland	1,093	900	622
Foreign	548	792	797
Total income before taxes and minority interests	1,641	1,692	1,419

Income tax (expense)/benefit on income from continuing operations consists of the following:

(US$ million)	2009	2008	2007
Current income tax (expense)
Switzerland	(32)	(148)	(73)
Foreign	(160)	(113)	(340)
Total current income tax (expense)	(192)	(261)	(413)

Deferred income tax (expense)/benefit
Switzerland	(169)	(32)	(58)
Foreign	94	(14)	163
Total deferred income tax (expense)/benefit	(75)	(46)	105

Total income tax (expense)
Switzerland	(201)	(180)	(131)
Foreign	(66)	(127)	(177)
Total income tax (expense)	(267)	(307)	(308)

The components of current income tax (expense) on income from continuing operations are:

(US$ million)	2009	2008	2007
Current tax (expense) relating to current years	(209)	(417)	(411)
Adjustments to current tax for prior periods	3	154	(9)
Benefit of previously unrecognized tax losses	14	2	7
Total current income tax (expense)	(192)	(261)	(413)

7. Income taxes continued

Adjustments to current tax for prior periods in 2008 relate to the conclusion with outcomes more favorable than anticipated of several taxation audits and Advance Pricing Agreements (APAs) with tax authorities during the year. Approximately US$124 million relate to tax audits completed and liabilities extinguished by expiration of the statute of limitations in 2008, covering years from 2002 to 2006.

The components of deferred income tax (expense)/benefit on income from continuing operations are:

(US$ million)	2009	2008	2007
Origination and reversal of temporary differences	(121)	(45)	33
Changes in tax rates or legislation	2	(1)	24
Benefit of previously unrecognized tax losses	2	–	23
Reversal of write down of deferred tax assets	42	–	25
Total deferred income tax (expense)/benefit	(75)	(46)	105

Income tax relating to other comprehensive income for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009			2008			2007
(US$ million)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Available-for-sale financial assets	(18)	2	(16)	9	(1)	8	(47)	6	(41)
Cash flow and net investment hedges	72	(6)	66	(34)	(33)	(67)	(108)	1	(107)
Foreign currency translation effects	289	–	289	(443)	–	(443)	255	–	255
Retained earnings	1,374	38	1,412	1,385	8	1,393	1,111	64	1,175
Total	1,717	34	1,751	917	(26)	891	1,211	71	1,282

The following tax was (charged)/credited to shareholders’ equity:

(US$ million)	2009	2008	2007
Current tax(1)	6	20	–
Deferred tax(1)	10	(39)	–
Total income tax (charged)/credited to equity	16	(19)	–

(1) Current and deferred tax related to share based payments

Analysis of tax rate
The table below represents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate. Syngenta’s statutory rate consists of the domestic Swiss tax rate, which decreased over the years due to changes in tax rates in certain Swiss cantons. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate.

The main elements contributing to the difference between Syngenta’s overall expected tax rate and the effective tax rate on income from continuing operations are:

	2009%	2008%	2007%
Statutory tax rate	23	25	25
Effect of income taxed at different rates	(5)	(5)	(3)
Tax on share based payment	1	2	2
Restructuring and impairment costs not deductible for tax	–	–	(1)
Effect of other disallowed expenditures and income not subject to tax	(3)	(2)	(2)
Effect of changes in tax rates and laws on previously recognized deferred tax assets	–	–	(2)
Effect of reversal of write down of deferred tax assets	(3)	–	(3)
Effect of non-recognition of deferred tax assets	1	4	–
Changes in prior year estimates and other items	2	(6)	6
Effective tax rate	16	18	22

7. Income taxes continued

The movements in deferred tax assets and liabilities during 2009 were as follows:

2009 (US$ million)	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	342	(7)	37	2	1	375
Accounts receivable	74	17	–	16	–	107
Property, plant and equipment	5	(1)	–	–	–	4
Pensions and employee costs	37	(12)	10	1	–	36
Provisions	219	–	–	2	–	221
Unused tax losses	30	–	–	12	–	42
Financial instruments, including derivatives	46	(4)	(7)	–	(2)	33
Other	52	6	–	2	(5)	55
Deferred tax assets	805	(1)	40	35	(6)	873
Liabilities associated with:
Property, plant and equipment	236	33	–	10	5	284
Intangible assets	327	(82)	–	2	15	262
Pensions and employee costs	116	(8)	–	9	–	117
Inventories	66	56	–	10	9	141
Financial instruments, including derivatives	53	8	3	–	–	64
Other provisions and accruals	111	82	–	(5)	–	188
Other	41	(15)	–	12	3	41
Deferred tax liabilities	950	74	3	38	32	1,097
Net deferred tax asset/(liability)	(145)	(75)	37	(3)	(38)	(224)

7. Income taxes continued

The movements in deferred tax assets and liabilities during 2008 were as follows:

2008 (US$ million)	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	364	50	(67)	3	(8)	342
Accounts receivable	55	43	–	(24)	–	74
Property, plant and equipment	12	(6)	–	(1)	–	5
Pensions and employee costs	91	(13)	(39)	–	(2)	37
Provisions	243	(8)	–	(10)	(6)	219
Unused tax losses	69	(28)	–	(11)	–	30
Financial instruments, including derivatives	34	5	(4)	(1)	12	46
Other	69	(22)	(1)	5	1	52
Deferred tax assets	937	21	(111)	(39)	(3)	805
Liabilities associated with:
Property, plant and equipment	225	26	–	(16)	1	236
Intangible assets	381	(44)	–	(4)	(6)	327
Pensions and employee costs	108	37	–	(21)	(8)	116
Inventories	86	6	–	(18)	(8)	66
Financial instruments, including derivatives	36	(17)	21	1	12	53
Other provisions and accruals	18	81	3	9	–	111
Other	66	(22)	–	(7)	4	41
Deferred tax liabilities	920	67	24	(56)	(5)	950
Net deferred tax asset/(liability)	17	(46)	(135)	17	2	(145)

The deferred tax assets and liabilities at December 31, 2009 and 2008 reconcile to the amounts presented in the consolidated balance sheet as follows:

(US$ million)	2009	2008
Deferred tax assets	873	805
Adjustment to offset deferred tax assets and liabilities(1)	(213)	(291)
Adjusted deferred tax assets	660	514

(US$ million)	2009	2008
Deferred tax liabilities	1,097	950
Adjustment to offset deferred tax assets and liabilities(1)	(213)	(291)
Adjusted deferred tax liabilities	884	659

(1)
Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

7. Income taxes continued

The gross value at December 31, 2009 and 2008 of unused tax loss carry forwards for which no deferred tax asset has been recognized by expiration date is as follows:

(US$ million)	2009	2008
One year	24	7
Two years	9	7
Three years	20	23
Four years	13	4
Five years	19	18
More than five years	694	537
No expiry	41	61
Total	820	657

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5% of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized on the following items:

(US$ million)	2009	2008
Temporary differences for which no deferred tax assets have been recognized	508	524
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	516	158

There are no income tax consequences for Syngenta of paying a dividend to its shareholders.

8. Earnings per share

Basic earnings per share amounts are calculated by dividing net income for the year attributable to ordinary shareholders of Syngenta AG by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shareholders of Syngenta AG by the sum of the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

The calculation of diluted earnings per share for 2009, 2008 and 2007 excluded 226,897, 288,552 and 344,562 respectively of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

(US$ million, except number of shares)	2009	2008	2007
Net income attributable to Syngenta AG shareholders	1,371	1,385	1,109

Weighted average number of shares
Weighted average number of shares – basic	93,154,537	93,916,415	95,973,958
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	478,964	662,703	946,450
Grants of Syngenta AG shares under employee share participation plans	126,695	117,644	222,960
Weighted average number of shares – diluted	93,760,196	94,696,762	97,143,368

9. Trade and other accounts receivable

Trade and other accounts receivable at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Trade accounts receivable, gross	2,857	2,668
Provision for doubtful receivables	(351)	(357)
Total trade receivables, net	2,506	2,311

Movements in provisions for doubtful trade receivables for the years ended December 31, 2009 and 2008 were as follows:

(US$ million)	2009	2008
January 1	(357)	(343)
Additions charged to income	(12)	(90)
Amounts written off	58	30
Currency translation effects and other	(40)	46
December 31	(351)	(357)

9. Trade and other accounts receivable continued

The ages of trade and other receivables that were past due at December 31, 2009 and 2008 but not impaired, were as follows:

2009 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	502	228	41	233
Other receivables	162	73	23	66
Provision for doubtful receivables	(224)	(14)	(14)	(196)
Total	440	287	50	103

2008 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	559	319	52	188
Other receivables	258	189	33	36
Provision for doubtful receivables	(222)	(32)	(20)	(170)
Total	595	476	65	54

The major factors affecting the credit quality of receivables which are neither overdue nor impaired are as follows: receivables are due mainly from agricultural distributors; Syngenta’s customers vary in size and nature from large entities with public stock exchange listings to small-medium size owner managed businesses, and are based throughout the world; Syngenta’s products are consumed mainly by growers and the timing and amount of cash inflows received by growers may be impacted by crop yields and prices which can vary from year to year. At the reporting date there are no indications that these debtors will not meet their payment obligations. At December 31, 2009, original credit terms on US$71 million (2008: US$98 million) of receivables had been rescheduled.

The amount of trade receivables transferred in full recourse factoring arrangements, but not derecognized is US$102 million (2008: US$76 million). The related liabilities are disclosed in Note 16.

The fair value of trade receivables containing embedded exchange rate options which Syngenta has designated as at fair value through profit or loss at December 31, 2009 was US$72 million (2008: US$103 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2009, 2008 and 2007 were not material.

Other accounts receivable of US$558 million (2008: US$479 million) include income taxes recoverable of US$80 million (2008: US$33 million).

10. Other current assets

Other current assets at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Prepaid expenses	167	156
Other	33	34
Total	200	190

11. Inventories

Inventories at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Raw materials and consumables	1,028	869
Biological assets	36	28
Work in progress	1,236	890
Finished products	1,622	1,669
Total	3,922	3,456

Cost of inventories against which provisions have been made	526	449
Inventories carried at fair value less costs to sell	264	206

Movements in provisions for inventories for the years ended December 31, 2009 and 2008 were as follows:

(US$ million)	2009	2008
January 1	(271)	(261)
Additions charged to income	(220)	(140)
Reversals of inventory provisions	30	31
Amounts utilized on disposal of related inventories	98	90
Currency translation effects and other	65	9
December 31	(298)	(271)

Reversals of inventory provisions arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories subject to risks of degradation and obsolescence.

Movements in biological assets for the years ended December 31, 2009 and 2008 were as follows:

(US$ million)	2009	2008
January 1	28	25
Changes in fair value	138	126
Sales	(134)	(127)
Currency translation effects and other	4	4
December 31	36	28

Quantities of biological assets in inventories at December 31, 2009 and 2008 were:

(millions of plants)	2009	2008
Plants	82	90
Cuttings	481	364

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2009 were as follows:

2009 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	105	1,478	3,213	221	5,017
Additions	21	42	212	434	709
Disposals	(1)	(19)	(154)	–	(174)
Transfers between categories	9	55	133	(197)	–
Currency translation effects and other	(1)	90	128	19	236
December 31	133	1,646	3,532	477	5,788

Accumulated depreciation and impairment losses
January 1	–	(781)	(2,048)	–	(2,829)
Depreciation charge	–	(55)	(188)	–	(243)
Impairment losses	–	(4)	(2)	–	(6)
Depreciation on disposals	–	14	145	–	159
Currency translation effects and other	–	(45)	(86)	–	(131)
December 31	–	(871)	(2,179)	–	(3,050)
Net book value – December 31	133	775	1,353	477	2,738
Insured value – December 31	131	2,363	3,844	247	6,585

Additions to property, plant and equipment of US$709 million (2008: US$485 million) comprise US$652 million (2008: US$444 million) of cash purchases, US$28 million (2008: US$14 million) due to business combinations and US$29 million (2008: US$27 million) of other additions, including initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2009 was US$101 million (2008: US$47 million) of which US$60 million (2008: US$47 million) is classified as Machinery and equipment and US$41 million (2008: US$nil) is classified as Assets under construction.

12. Property, plant and equipment continued

Movements in property, plant and equipment for the year ended December 31, 2008 were as follows:

2008 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	131	1,502	3,575	190	5,398
Additions	12	52	213	208	485
Disposals	(1)	(28)	(169)	–	(198)
Assets reclassified as held for sale[1]	–	(19)	(186)	–	(205)
Transfers between categories	–	58	102	(160)	–
Currency translation effects and other	(37)	(87)	(322)	(17)	(463)
December 31	105	1,478	3,213	221	5,017

Accumulated depreciation and impairment losses
January 1	(2)	(826)	(2,432)	–	(3,260)
Depreciation charge	–	(54)	(188)	–	(242)
Impairment losses	(10)	(4)	(3)	–	(17)
Depreciation on disposals	–	27	149	–	176
Depreciation on assets reclassified as held for sale(1)	–	19	181	–	200
Currency translation effects and other	12	57	245	–	314
December 31	–	(781)	(2,048)	–	(2,829)
Net book value – December 31	105	697	1,165	221	2,188
Insured value – December 31	120	3,029	3,368	120	6,637

(1) Assets reclassified as held for sale include the Cold Creek site in the USA

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2009 were as follows:

2009 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,559	2,956	58	70	266	486	5,395
Additions from business combinations	44	32	16	(11)	–	30	111
Other additions	–	55	–	–	37	5	97
Currency translation effects and reclassifications	14	39	8	25	10	(24)	72
December 31	1,617	3,082	82	84	313	497	5,675

Accumulated amortization and impairment losses
January 1	(318)	(1,552)	(21)	(37)	(154)	(230)	(2,312)
Amortization charge	–	(152)	(5)	(7)	(27)	(27)	(218)
Impairment losses	–	(11)	–	–	–	–	(11)
Currency translation effects and reclassifications	(4)	(15)	(1)	1	(6)	(7)	(32)
December 31	(322)	(1,730)	(27)	(43)	(187)	(264)	(2,573)
Net book value, December 31	1,295	1,352	55	41	126	233	3,102

Other additions in 2009 and 2008 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was US$97 million (2008: US$118 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses. Other intangibles consist principally of values assigned to leases, supply contracts, peat extraction rights and customer relationships acquired in business combinations.

Movements in intangible assets for the year ended December 31, 2008 were as follows:

2008 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,567	2,637	58	47	199	396	4,904
Additions from business combinations	19	1	–	10	–	70	100
Other additions	–	321	–	1	57	28	407
Currency translation effects	(27)	(3)	–	12	10	(8)	(16)
December 31	1,559	2,956	58	70	266	486	5,395

Accumulated amortization and impairment losses
January 1	(326)	(1,415)	(17)	(26)	(137)	(193)	(2,114)
Amortization charge	–	(130)	(4)	(9)	(14)	(24)	(181)
Impairment losses	(1)	–	–	–	–	(17)	(18)
Currency translation effects	9	(7)	–	(2)	(3)	4	1
December 31	(318)	(1,552)	(21)	(37)	(154)	(230)	(2,312)
Net book value, December 31	1,241	1,404	37	33	112	256	3,083

14. Other non-current financial assets

Other non-current financial assets at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Equity securities available-for-sale	51	117
Other non-current receivables	209	148
Investments in associates and joint ventures	115	134
Total	375	399

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2009, these investments consist mainly of US$49 million (2008: US$66 million) for a 50% ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, US$35 million for the 49% ownership of Sanbei Seeds Co. Ltd., China (2008: US$36 million) and US$26 million (2008: US$23 million) for a 40% ownership of Maisadour Semences SA, France. Income statement effects are not significant.

Changes in equity securities classified as available-for-sale for the years ended December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
January 1	117	131
Changes in fair value	(18)	9
Disposals	(50)	(4)
Impairments	(7)	(37)
Additions and currency translation effects	9	18
December 31	51	117

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2009 and 2008 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2009	2,468	1,476	174	818
2008	2,240	1,612	59	569

16. Current financial debt

Current financial debt at December 31, 2009 and 2008 is as follows:

(US$ million)	2009	2008
Bank and other financial debt	176	112
Receivables factored with recourse	102	76
Current portion of financial debt (Note 18)	3	23
Total	281	211

The weighted average interest rate on the current bank and other financial debt, including the current portion of non-current financial debt, was 1.8% per annum and 4.4% per annum in 2009 and 2008 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013.

As of December 31, 2009, Syngenta has no borrowing under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon its long-term credit rating ranging from 0.03% to 0.06% of the unused amount throughout the term of the facility.

The contractual maturities of current financial debt at December 31, 2009 and 2008 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2009	281	130	12	139
2008	211	69	12	130

17. Other current liabilities

Other current liabilities at December 31, 2009 and 2008 consist of the following:

(US$ million)	2009	2008
Accrued short-term employee benefits	263	322
Taxes other than income taxes	88	72
Accrued interest payable	57	41
Accrued utility costs	51	42
Social security and pension contributions	61	46
Other payables	123	146
Other accrued expenses	184	165
Total	827	834

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents estimated timing of cash outflow.

2009 (US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
Derivative liabilities	145	104	25	16
Other current liabilities	827	484	180	163
Total	972	588	205	179

2008 (US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
Derivative liabilities	457	329	57	71
Other current liabilities	834	505	246	83
Total	1,291	834	303	154

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Unsecured bond issues and US private placement notes	3,255	2,496
Liabilities to banks and other financial institutions	16	14
Finance lease obligations	35	37
Total financial debt (including current portion)	3,306	2,547
Less: current portion of financial debt (Note 16)	(3)	(23)
Non-current derivative financial liabilities	65	125
Other non-current liabilities and deferred income	159	220
Total	3,527	2,869

Other non-current liabilities and deferred income relate to license agreements with several counterparties. Related cash flows of US$45 million (2008: US$76 million) are payable between one and four years and US$114 million of deferred income at December 31, 2009 (2008: US$144 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt was 4.9% per annum (2008: 5.3% per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt was 4.2% per annum and 5.1% per annum in 2009 and 2008 respectively. The weighted average interest rate includes the cost of financing emerging market borrowings.

During 2009, Syngenta issued a Euro denominated bond with principal amount of EUR 500 million. The bond has a maturity of June 2014 and a coupon rate of 4.00%.

During 2008, Syngenta issued two Swiss franc domestic bonds with principal amounts of CHF 500 million and CHF 375 million. The CHF 500 million bond has a maturity of April 2013 and a coupon rate of 3.375%. The CHF 375 million bond has a maturity of December 2012 and a coupon rate of 3.500%. See Note 29 for details of hedging activity relating to bond liabilities.

18. Financial debt and other non-current liabilities continued

The terms and debt repayment schedule of current and non-current financial debt at December 31, 2009 and 2008 is as follows:

2009 (US$ million)	Total	1 year or less	1–2 years	2–3 years	3–4 years	4–5 years	5–10 years	10–20 years	20–30 years
4.125% Eurobond 2011	719	–	719	–	–	–	–	–	–
4.000% Eurobond 2014	714	–	–	–	–	714	–	–	–
4.125% Eurobond 2015	718	–	–	–	–	–	718	–	–
US private placement notes	261	–	–	–	–	–	–	161	100
3.375% CHF domestic bond 2013	482	–	–	–	482	–	–	–	–
3.500% CHF domestic bond 2012	361	–	–	361	–	–	–	–	–
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	192	176	10	4	–	–	2	–	–
Finance lease obligations	35	3	9	13	7	1	2	–	–
Receivables factored with recourse	102	102	–	–	–	–	–	–	–
Total	3,584	281	738	378	489	715	722	161	100

2008 (US$ million)
4.125% Eurobond 2011	702	–	–	702	–	–	–	–	–
4.125% Eurobond 2015	699	–	–	–	–	–	699	–	–
US private placement notes	274	–	–	–	–	–	–	174	100
3.375% CHF domestic bond 2013	469	–	–	–	–	469	–	–	–
3.500% CHF domestic bond 2012	352	–	–	–	352	–	–	–	–
Amounts owing to banks under various loan and overdraft facilities, in various currencies and at various interest rates	126	116	10	–	–	–	–	–	–
Finance lease obligations	37	19	13	5	–	–	–	–	–
Receivables factored with recourse	76	76	–	–	–	–	–	–	–
Total	2,735	211	23	707	352	469	699	174	100

Interest paid on long-term financial debt was US$98 million, US$78 million and US$69 million in 2009, 2008 and 2007, respectively. All non-current debt ranks equally.

19. Provisions

Provisions at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Restructuring provisions	44	102
Employee benefits:
Pensions (Note 22)	159	147
Other post-retirement benefits (Note 22)	41	32
Other long-term employee benefits	59	50
Environmental provisions (Note 25)	405	432
Provisions for legal and product liability settlements (Note 25)	196	199
Other provisions	129	129
Total	1,033	1,091
Current portion of:
Restructuring provisions	26	70
Employee benefits	16	16
Environmental provisions	48	59
Provisions for legal and product liability settlements	14	15
Other provisions	50	10
Total current provisions	154	170
Total non-current provisions	879	921
Total	1,033	1,091

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Syngenta has recognized a receivable for the reimbursement when recovery is judged to be virtually certain. At December 31, 2009, Syngenta recognized US$41 million (2008: US$40 million) in “Other non-current financial assets” in respect of expected reimbursements.

19. Provisions continued

Provisions for legal and product liability settlements include provisions for numerous legal matters. For claims which according to Syngenta’s reasonable assessment are unfounded, Syngenta has provided for the costs of defense only. For claims where an outcome unfavorable to Syngenta is reasonably assessed as more likely than not, provision has been made for the estimated amount of damages and settlement, including legal costs. No provision has or can be made where the legal procedures are at too early a stage to estimate with any reliability the outcome. Significant legal proceedings are discussed in Note 25 below. With regards to those proceedings other than those settled in 2009, and where Syngenta is defendant in the case and subject to potential financial damages, there has been no material change in Syngenta’s view of the probable outcome during 2009. There can, however, be no guarantee that the ultimate outcome will be in line with Syngenta’s current view.

The following table analyzes the movement in provisions during the year ended December 31, 2009:

(US$ million)	Balance at January 1, 2009	Charged to income	Release of provisions credited to income	Payments	Reclassifications	Currency translation effects	Balance at December 31, 2009
Restructuring provisions:
Employee termination costs	67	15	(9)	(49)	3	1	28
Other third party costs	35	25	(11)	(30)	(3)	–	16
Employee benefits:
Pensions	147	120	(1)	(125)	14	4	159
Other post-retirement benefits	32	15	–	(10)	2	2	41
Other long-term employee benefits	50	6	–	(9)	11	1	59
Environmental provisions	432	14	(15)	(36)	2	8	405
Provisions for legal and product liability settlements	199	33	(40)	(16)	7	13	196
Other provisions	129	55	(48)	(10)	1	2	129
Total	1,091	283	(124)	(285)	37	31	1,033

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

Other provisions mainly comprise provisions for long-term contractual obligations under license agreements.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended December 31, 2009 and 2008, were as follows. There were no shares authorized but unissued.

	2009		2008
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	97.0	(4.0)	100.8	(6.1)
Cancellation of treasury shares	(2.4)	2.4	(3.8)	3.8
Share repurchases	–	(0.6)	–	(2.6)
Issue of ordinary shares under employee share purchase and option plans	–	0.6	–	0.9
December 31	94.6	(1.6)	97.0	(4.0)

At December 31, 2009 and 2008 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2009, 2008 and 2007:

(US$ million)	2009	2008	2007
Depreciation, amortization and impairment of:
Property, plant and equipment (Note 12)	249	259	250
Intangible assets (Note 13)	229	199	184
Financial assets	8	41	(1)
Deferred revenue and gains	(47)	–	–
Gains on disposal of non-current assets	(23)	(4)	(127)
Charge in respect of share based compensation	64	49	42
Charges in respect of provisions (Note 19)	159	200	332
Income in respect of reimbursements of provisions	(15)	(36)	–
Net financial expenses	122	169	42
(Gains)/losses on hedges reported in operating income	(81)	99	–
Share of net loss/(gain) from associates	3	(3)	3
Total	668	973	725

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where the company contribution and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were US$33 million for the year ended December 31, 2009 (2008: US$25 million; 2007: US$24 million). A US$16 million receivable and reduction in expense, representing Syngenta’s share of excess contributions paid in prior years to its defined contribution plan in Brazil, was recognized in 2009 following regulatory changes which confirmed Syngenta’s right to reduce its future contributions to the plan by this amount. Approximately 50% of employees are members of defined benefit plans and a significant proportion are members of both defined benefit and defined contribution plans. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

The defined benefit section of Syngenta’s UK pension fund was closed to new members effective January 1, 2002, but the majority of members still have defined benefit rights based on final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance is paid as an annuity. The trustee of the fund is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI). Employer contributions must be agreed between Syngenta and the trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. Syngenta AG has irrevocably and unconditionally undertaken to ensure Syngenta Ltd. will honor that guarantee.

Syngenta’s Swiss pension plan contains a cash balance benefit formula, accounted for as a defined benefit plan. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the trustees’ discretion. At retirement date, members have the right to take 25% of their retirement benefit as a lump sum, with the balance converted to a fixed annuity at the rates defined in the fund rules. The trustees may increase the annuity at their discretion subject to the plan’s funded status including sufficient free funds according to Swiss statutory valuation rules.

Syngenta’s main US defined benefit pension plan was closed to new members with effect from January 1, 2009. Employees joining after that date join a defined contribution pension plan. The defined benefits of existing members were not affected by this change. The plan offers these members the choice of taking all their retirement benefits, which are based on the average pay of the final ten years’ service, as a lump sum or as a fixed annuity at retirement date. Employer contributions are made, based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than assuming the annuity option is taken.

The status of Syngenta’s defined benefit plans at December 31, 2009 and 2008 using actuarial assumptions determined in accordance with IAS 19 is summarized below.

22. Post-employment benefits continued

The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet.

(US$ million)	2009	2008
Benefit obligations
January 1	3,882	4,713
Current service cost	77	93
Employee contributions	35	26
Interest cost	211	195
Actuarial (gain)/loss	469	(354)
Benefit payments	(180)	(193)
Currency translation effects	220	(598)
December 31	4,714	3,882
Of which arising from:
Funded plans	4,565	3,742
Wholly unfunded plans	149	140

(US$ million)	2009	2008
Plan assets at fair value
At January 1	3,556	4,669
Actual return on plan assets	570	(456)
Employer contributions	148	140
Employee contributions	35	26
Benefit payments	(180)	(193)
Currency translation effects and other	211	(630)
December 31	4,340	3,556

Actual return on plan assets can be analyzed as follows:

(US$ million)	2009	2008
Expected return on plan assets	212	222
Actuarial gain/(loss)	358	(678)
Total	570	(456)

22. Post-employment benefits continued

(US$ million)	2009	2008
Funded status	(374)	(326)
Unrecognized actuarial loss	916	812
Unrecognized past service cost/(gain)	(24)	(27)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(7)	(6)
Prepaid benefit cost	511	453

Amounts recognized in the balance sheet:
Prepaid benefit costs	679	628
Accrued benefit liability	(168)	(175)
Net amount recognized	511	453

Of the accrued benefit liability for pensions of US$168 million at December 31, 2009, US$159 million is included in Note 19 as pension provisions and US$9 million as restructuring provisions (2008: US$147 million as pension and US$28 million as restructuring).

Syngenta’s estimate of the benefit payments to be made in future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)
2010	224
2011	234
2012	240
2013	252
2014	263
Years 2015–2019	1,485
Total 2010–2019	2,698

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds which it sponsors. The rate of return assumption for each fund is determined after taking into account the investment performance benchmarks set by the governing body of the pension fund. Both historical rates of return and future investment outlook are considered.

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2010 is US$165 million, including US$10 million of contributions to enhance benefits of employees leaving due to restructuring initiatives. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2010.

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows.

	Expected rate of return used for income statement (%)			Fair value at December 31, (US$ million)
2009	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	6.0	7.1	8.5	297	744	156	55	1,252	29
Real estate	3.5	–	–	120	–	–	–	120	3
Bonds	2.5	5.6	6.0	669	631	262	140	1,702	39
Other assets	5.5	6.4	7.0	356	559	161	13	1,089	25
Cash and cash equivalents	1.8	1.0	3.5	40	106	29	2	177	4
Fair value of assets	4.0	6.4	7.0	1,482	2,040	608	210	4,340	100
Benefit obligation				(1,458)	(2,284)	(596)	(376)	(4,714)
Funded status				24	(244)	12	(166)	(374)

22. Post-employment benefits continued

	Expected rate of return used for income statement (%)			Fair value at December 31, (US$ million)
2008	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	6.5	7.0	8.5	248	589	95	41	973	27
Real estate	4.3	–	–	90	–	–	–	90	3
Bonds	3.3	5.0	6.0	476	459	250	133	1,318	37
Other assets	5.0	6.0	8.5	349	552	147	11	1,059	30
Cash and cash equivalents	1.0	6.0	3.5	57	31	26	2	116	3
Fair value of assets	4.5	6.1	7.3	1,220	1,631	518	187	3,556	100
Benefit obligation				(1,384)	(1,633)	(535)	(330)	(3,882)
Funded status				(164)	(2)	(17)	(143)	(326)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans.

(US$ million)	2009	2008	2007
Current service cost, net of employee contributions	77	93	103
Interest cost	211	195	211
Expected return on plan assets	(212)	(222)	(249)
Amortization of actuarial loss and other	43	13	28
Curtailments and settlements	–	–	15
Net periodic benefit cost	119	79	108

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments compared to the actuarial assumptions for the years 2005 to 2009 for pensions are as follows:

(US$ million)	2009	2008	2007	2006	2005
Benefit obligation	(4,714)	(3,882)	(4,713)	(4,548)	(3,936)
Plan assets	4,340	3,556	4,669	4,249	3,507
Funded deficit	(374)	(326)	(44)	(299)	(429)
Changes in actuarial assumptions	(537)	412	200	22	(348)
Experience adjustments (increasing)/reducing plan liabilities	68	(58)	(82)	(5)	(20)
Experience adjustments on plan assets: actual returns greater/(less) than expected	358	(678)	64	49	149
Total	(111)	(324)	182	66	(219)

22. Post-employment benefits continued

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

Weighted-average assumptions: benefit cost for the year ended December 31	2009%	2008%	2007%
Discount rate	5.1	5.0	4.5
Rate of compensation increase	2.9	2.9	3.0
Expected return on plan assets	5.6	5.7	5.7

Weighted-average assumptions: benefit obligation as at December 31		2009%	2008%
Discount rate		4.9	5.2
Rate of compensation increase		2.8	2.8

Mortality assumptions are discussed in Note 2 under “critical accounting estimates”.

Other post-retirement benefits
Syngenta’s net liability for other post-retirement benefits at December 31, 2009 was US$41 million (December 31, 2008: US$32 million), which comprised a defined benefit obligation of US$187 million (2008: US$186 million), plan assets of US$102 million (2008: US$87 million) and cumulative unrecognized amounts, consisting principally of unrecognized actuarial losses, of US$44 million (2008: US$67 million). There are no significant post-retirement healthcare plans in countries other than the USA, and that plan has been closed to new members since 2001. Expense recognized in the consolidated income statement, contributions to the plan and benefit payments by the plan were not material for 2009, 2008 and 2007.

The assumed healthcare cost trend rate at December 31, 2009 was 8.0%, decreasing in each successive year from 2010 onwards, to reach an ultimate rate of 5.0% in 2016 (December 31, 2008: 8.0% decreasing to 5.0% in 2015).

23. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (LTI)
The Syngenta Long-Term Incentive Plan provides selected executives and key employees of Syngenta with the opportunity to obtain the right to purchase shares of Syngenta. The grant of options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta. The following table sets out share option activity under this plan during 2008 and 2009, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2008 and 2009.

Year ended December 31, 2008	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
2000 LTI grant	76.5	23.6	–	(5.7)	–	17.9	17.9	2.00
2001 LTI grant	83.7	16.4	–	(5.4)	–	11.0	11.0	2.25
2001 LTI grant	98.0	54.5	–	(10.9)	(1.1)	42.5	42.5	3.25
2001 LTI grant	98.0	32.4	–	(12.9)	–	19.5	19.5	4.25
2002 LTI grant	59.7	107.0	–	(35.8)	(1.2)	70.0	70.0	4.25
2002 LTI grant	59.7	95.1	–	(38.6)	–	56.5	56.5	5.25
2003 LTI grant	89.3	214.0	–	(59.6)	(0.9)	153.5	153.5	5.25
2003 LTI grant	89.3	163.2	–	(79.0)	–	84.2	84.2	6.25
2004 LTI grant	127.4	359.7	–	(152.7)	–	207.0	207.0	6.25
2005 LTI grant	185.0	294.2	–	(34.2)	(5.8)	254.2	16.1	7.25
2006 LTI grant	226.7	255.9	–	(22.3)	(6.3)	227.3	11.7	8.25
2007 LTI grant	301.5	–	234.8	(0.4)	(3.1)	231.3	5.9	9.25
Total for year ended December 31, 2008		1,616.0	234.8	(457.5)	(18.4)	1,374.9	695.8

Year ended December 31, 2009
2000 LTI grant	76.5	17.9	–	(8.7)	–	9.2	9.2	1.00
2001 LTI grant	83.7	11.0	–	(8.8)	–	2.2	2.3	1.25
2001 LTI grant	98.0	42.5	–	(18.9)	–	23.6	23.7	2.25
2001 LTI grant	98.0	19.5	–	(2.0)	–	17.5	17.5	3.25
2002 LTI grant	59.7	70.0	–	(15.5)	–	54.5	54.5	3.25
2002 LTI grant	59.7	56.5	–	(15.4)	–	41.1	41.1	4.25
2003 LTI grant	89.3	153.5	–	(41.4)	(1.4)	110.7	110.7	4.25
2003 LTI grant	89.3	84.2	–	(26.1)	–	58.1	58.1	5.25
2004 LTI grant	127.4	207.0	–	(71.2)	(0.6)	135.2	135.2	5.25
2005 LTI grant	185.0	254.2	–	(73.0)	(0.7)	180.5	180.5	6.25
2006 LTI grant	226.7	227.3	–	(5.2)	(6.8)	215.3	14.8	7.25
2007 LTI grant	301.5	231.3	–	–	(6.5)	224.8	13.3	8.25
2008 LTI grant	233.4	–	382.5	–	(5.1)	377.4	6.0	9.25
Total for year ended December 31, 2009		1,374.9	382.5	(286.2)	(21.1)	1,450.1	666.9

All fully vested options are exercisable.

23. Employee share participation plans continued

The exercise prices are equal to either the weighted average share price on the SIX Swiss Exchange for the five business days preceding the grant date, or the share price on the SIX at the grant date. The Compensation Committee determines which of the two exercise prices are used for each grant year. Options over ADSs are priced at one-fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after completion of three years service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

The Long-Term Incentive Plan also grants selected executives and key employees of Syngenta restricted share units (RSUs) (or equivalent restricted ADSs for relevant Syngenta employees in the USA). RSUs (or equivalent restricted ADSs) are rights to receive the equivalent number of Syngenta AG shares for no payment at the end of a three-year vesting period. RSUs do not carry rights to dividends. None of the RSUs or equivalent ADSs vest on a pro rata basis during the vesting period. The following table sets out RSU activity under this plan during 2008 and 2009 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2009 and 2008.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Cancelled	Outstanding at December 31	Remaining life
Year ended December 31, 2008	CHF	(thousands of shares)					(years)
2004 LTI grant	116.3	69.5	–	(69.5)	–	–	–
2005 LTI grant	174.8	59.7	–	(2.7)	(1.3)	55.7	0.25
2006 LTI grant	211.1	56.8	–	(2.3)	(1.6)	52.9	1.25
2007 LTI grant	283.9	–	57.4	(1.6)	(0.8)	55.0	2.25
Total for year ended December 31, 2008		186.0	57.4	(76.1)	(3.7)	163.6

Year ended December 31, 2009
2005 LTI grant	174.8	55.7	–	(55.7)	–	–	–
2006 LTI grant	211.1	52.9	–	(2.0)	(2.1)	48.8	0.25
2007 LTI grant	283.9	55.0	–	(1.8)	(1.0)	52.2	1.25
2008 LTI grant	218.1	–	88.5	(1.2)	(1.2)	86.1	2.25
Total for year ended December 31, 2009		163.6	88.5	(60.7)	(4.3)	187.1

Share option valuation assumptions
The fair value of options granted was measured using the Black-Scholes-Merton formula. The effect of early exercise has been incorporated into the model by using an estimate of the option’s expected life rather than its contractual life. The measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition.

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2009	2008	2007
Dividend yield	2.2%	2.0%	2.3%
Volatility	23.8%	22.4%	22.5%
Risk-free interest rate	2.1%	2.9%	2.7%
Expected life	7 years	7 years	7 years
Exercise price (CHF per share)	233.4	301.5	226.7

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2009, as measured at the time of grant, was based on the 96-month historical volatility of Syngenta AG shares on the SIX Swiss Exchange.

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

The following table sets out activity under this plan during 2009 and 2008 including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
	(thousands of shares)				(years)
Year ended December 31, 2008
2004 incentive year grant awarded in 2005	46.8	–	(46.8)	–	0.00
2005 incentive year grant awarded in 2006	34.2	–	(5.8)	28.4	0.25
2006 incentive year grant awarded in 2007	28.8	–	(3.7)	25.1	1.25
2007 incentive year grant awarded in 2008	–	32.4	(1.2)	31.2	2.25
Total for year ended December 31, 2008	109.8	32.4	(57.5)	84.7

Year ended December 31, 2009
2005 incentive year grant awarded in 2006	28.4	–	(28.4)	–	–
2006 incentive year grant awarded in 2007	25.1	–	(2.1)	23.0	0.25
2007 incentive year grant awarded in 2008	31.2	–	(2.2)	29.0	1.25
2008 incentive year grant awarded in 2009	–	59.0	(1.5)	57.5	2.25
Total for year ended December 31, 2009	84.7	59.0	(34.2)	109.5

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Thousands of shares
2006 Syngenta Deferred Share grant awarded in 2007	211.1	23.0
2007 Syngenta Deferred Share grant awarded in 2008	283.9	29.0
2008 Syngenta Deferred Share grant awarded in 2009	218.1	57.5
Total		109.5

None of these shares are vested as at December 31, 2009.

Employee Share Purchase Plans
Syngenta has Employee Share Purchase Plans in various countries, which entitle employees to subscribe for shares in Syngenta AG, at discounts from market value varying between 25% and 50%. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK and Singapore plans, for which completion of three years service is required. Maximum annual subscription amounts per employee vary between US$600 and US$5,000. In 2009, a total of 95,601 (2008: 108,141) shares were subscribed under these plans and settled through a release of treasury shares.

23. Employee share participation plans continued

Compensation expense
The compensation expense charge associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows:

(US$ million)	2009	2008	2007
Long-Term Incentive Plan	26	22	16
Deferred Share Plan	27	18	16
Employee Share Purchase Plans	11	9	10
Total	64	49	42

Other information regarding the plans is as follows:

	2009	2008	2007
Weighted average fair value of options granted in year (CHF per option)	52.6	69.9	50.2
Weighted average share price at exercise date for options exercised during year (CHF per option)	249.3	299.9	234.9

Fair value of shares granted in year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	436.2	567.7	422.1
Employee Share Purchase Plans (CHF per share)	123.21	82.3	117.8
Employee Share Purchase Plan (US$ per ADS)	16.95	12.2	15.7

Cash received from exercise of options and subscription for shares (US$ million)	45	64	66

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows:

(US$ million)	2009	2008	2007
Fees, salaries and other short-term benefits	11	13	16
Post-employment benefits	2	1	1
Share based compensation	11	9	9
Total	24	23	26

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

Members of the Board, excluding the Chairman, are eligible for the share plan for non-executive Directors. The Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share on the five business days prior to the grant. Under these plans, members of the Board of Directors were allocated a total of 5,741 shares in lieu of fees. These shares vest immediately and had a combined fair value at grant of US$1 million (2008: US$1 million; 2007: US$1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

Transactions between Syngenta and its associates in 2009 were as follows:

Goods and services provided by Syngenta to its associates US$10 million (2008: US$5 million; 2007: US$11 million).

Goods and services provided by the associates to Syngenta US$83 million (2008: US$61 million; 2007: US$55 million).

A bank overdraft guarantee of US$13 million (2008: US$10 million) has been provided to an associate.

Syngenta had accounts receivable and accrued income from associates of US$25 million at December 31, 2009 (2008: US$21 million).

25. Commitments and contingencies

Minimum future lease payments at December 31, 2009 for finance leases are US$36 million (2008: US$42 million), of which US$3 million is due within one year (2008: US$22 million), and US$33 million after more than one but less than five years (2008: US$20 million).

Fixed-term, non-cancellable operating lease commitments total US$117 million at December 31, 2009 (2008: US$79 million) of which US$22 million is due within one year (2008: US$14 million), US$64 million after more than one and less than five years (US$39 million) and US$31 million thereafter (2008: US$26 million). Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2009 was US$37 million (2008: US$31 million; 2007: US$36 million).

Commitments for the purchase of property, plant and equipment at December 31, 2009 are US$65 million (2008: US$172 million).

At December 31, 2009 and 2008, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	Materials purchases	Other	Materials purchases	Other
(US$ million)	2009	2009	2008	2008
Within one year	867	100	742	97
From one to two years	585	82	527	85
From two to three years	320	38	392	73
From three to four years	106	25	295	60
From four to five years	80	25	122	47
After more than five years	80	37	–	–
Total	2,038	307	2,078	362

Syngenta has no material contingent liabilities related to associates and joint ventures.

Syngenta’s sales are made subject to normal warranties, which cover product technical specifications and, in some cases, products’ performance effect on grower crop yields. Certain license agreements indemnify the other party against liabilities arising from claims related to the intellectual property licensed to or by Syngenta. Leases may require indemnification for liabilities Syngenta’s actions may create for the lessor or lessee. Syngenta has also issued warranties to purchasers of businesses or product lines relating to events that arose before the sales. It is not possible to predict the maximum future payments possible under these or similar provisions because it is not possible to predict whether any of these contingencies will occur.

Syngenta has obtained licenses from others for the rights to sell certain products, or products containing certain technology, under agreements which require Syngenta to pay royalties based on its future sales of those products or that technology. Under certain agreements, minimum royalties are payable if Syngenta’s future sales of the licensed technology fall below a fixed proportion of Syngenta’s total sales of products with similar technology in a given future period. In the opinion of Syngenta, because of the number of variables affecting the amounts involved, it is not possible to quantify the future royalty amounts which may become payable.

Contingencies
In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful discharge claims, patent infringement claims, competition claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in relation to Syngenta’s businesses and the risks to which it is subject.

Holiday Shores The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”)  who have, allegedly, suffered contamination of their water sources at any measurable level on account of the product Atrazine, a herbicide manufactured since the late 1950s by Syngenta Crop Protection, Inc. and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The Holiday Shores Complaint alleges that the product Atrazine and/or its degradent chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where Atrazine has been applied has damaged the water district’s property and contaminated its surface waters, used as a source of drinking water for the district. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The complaint was served on Syngenta on August 27, 2004. Syngenta succeeded in having the lawsuit removed from state to federal court but, on Plaintiffs Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. Syngenta filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court (except as regards those parts of the motion which sought dismissal of the punitive damage and remediation

25. Commitments and contingencies continued

claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that motion, Holiday Shores amended its complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS. While plaintiffs’ counsel has threatened to bring similar lawsuits in other states, no such lawsuits have yet been filed. The case is now in the discovery phase and the Company has filed answers to interrogatories as well as produced the first of millions of pages of documents.

As the plaintiffs have not quantified their claims, nor has the number of plaintiffs in the action been determined, it is not possible to estimate individually or in total the amounts in dispute nor to quantify the likely outcome. However, the Company intends to vigorously defend this case. Atrazine is a long-standing successful product of the Company and its predecessors, which has been repeatedly scrutinized for safety over the years by governmental agencies. No amounts have been provided for a settlement.

On September 30, 2008, a related lawsuit (Syngenta Crop Protection, Inc. v INA et al.) was filed by the Company in the Superior Court of the State of New Jersey seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the potential damages in the Holiday Shores case are covered under said policies and that the insurers are obligated to indemnify and defend Syngenta. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against the Company, Novartis Corporation and Ciba Specialty Chemicals (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that the Company is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Corporation on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced by the INA Claimants’ Demand for Arbitration dated March 25, 2009. Discovery is proceeding in both the declaratory action lawsuit and the arbitration.

While the Company intends to pursue its claims vigorously against the insurers for any Holiday Shores losses, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Agroatar During 2009, the Agroatar litgation, which had been reported as a contingency in 2008, was settled.

Tax litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

Atrazine In 1996, the Brazilian Federal Revenue drew Novartis’ Brazilian legal entity into administrative proceedings, regarding the import tax classification of the active ingredient Atrazine. The issue is whether, under applicable law, Atrazine is to be qualified as raw material (Syngenta’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 18 administrative rulings against Syngenta. Currently, 16 cases are on appeal before the judiciary. There are three decisions favorable to Syngenta at the first level courts thus far. Syngenta issued a letter of guarantee for part of the amount involved (Brazilian real (BRL)16 million). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL 33 million (BRL 22 million plus interest as at December 31, 2009) (US$19 million maximum contingency equivalent at December 31, 2009).

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

Environmental matters
Syngenta has recorded provisions for environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world. These provisions are estimates of amounts payable or expected to become payable and take into consideration the number of other potentially responsible parties (“PRP”) at each site and the identity and financial positions of such parties in light of the joint and several nature of certain of the liabilities.

In the USA, Syngenta, or its indemnities, has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a PRP in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the sellers of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

The material components of Syngenta’s environmental provisions consist of a risk assessment based on investigation of the various sites. The nature and timing of future remediation expenditures are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Syngenta at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other PRPs. As a result, it is inherently difficult to estimate the amount of environmental liabilities that will ultimately become payable. It is also often not possible to estimate the amounts expected to be recovered via reimbursement, indemnification or insurance due to the uncertainty inherent in this area.

25. Commitments and contingencies continued

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to Syngenta’s financial condition, but could be material to Syngenta’s results of operations in a given period.

26. Principal currency translation rates

	2009 per US$	2008 per US$
Year end rates used for the consolidated balance sheets, to translate the following currencies into US$, are:
Swiss franc	1.03	1.06
British pound sterling	0.62	0.69
Euro	0.69	0.71
Brazilian real	1.74	2.33
Average rates during the year used for the consolidated income and cash flow statements, to translate the following currencies into US$, are:	2009 per US$	2008 per US$	2007 per US$
Swiss franc	1.09	1.08	1.20
British pound sterling	0.65	0.53	0.50
Euro	0.72	0.68	0.73
Brazilian real	2.04	1.79	1.96

27. Risk management of financial risks

27.1. Risk management framework
The nature of Syngenta’s business and its global presence exposes it to a range of financial risks. These risks include (i) market risks, which include potential unfavorable changes in foreign exchange rates, interest rates, commodity prices and other market prices (equities, credit spreads etc.), (ii) counterparty risk and (iii) liquidity and refinancing risk.

A financial risk management framework is in place in the form of a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) monthly assessment of the impact of market risks against defined risk limits (see section 27.2), which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

Financial instruments available for use to mitigate these risks are detailed in the Treasury policy and are selected according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

Syngenta seeks to apply, wherever possible, hedge accounting to present its financial statements in accordance with the economic purpose of the hedging activity. Derivative financial instruments for which hedge accounting is not adopted either (a) do not meet the requirements for hedge accounting treatment under IFRS or (b) when combined with the accounting for the underlying hedged items, impact the financial statements in a manner aligned with the economic purpose of the hedging transaction, without the need to adopt hedge accounting treatment.

27.2. Assessment of the impact of market risks
The impact of market risks is assessed using a variety of Value-at-Risk (VaR) methods, including Earnings-at-Risk (EaR) methods. The exact method selected depends on the nature of the underlying risk. The specific methods used to assess the impact of financial risks are described below:

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Transaction – committed	VaR	Monetary asset and liability carrying amounts	1
Transaction – uncommitted	EaR	Operating income	12
Translation	VaR	Cumulative translation adjustment in other comprehensive income	1
Interest rate risk	EaR	Interest expense	12
Commodity price risk	EaR	Cost of goods sold	12

27. Risk management of financial risks continued

To achieve consistency with the methods used for the other types of market risks, in 2009 Syngenta changed its method of assessing the impact of interest rate risk from duration analysis to the EaR method.

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments.

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data for the last 252 days, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 95% confidence level, with a 5% probability that actual results will be worse than calculated.

The assessment of the impact of market risks is performed monthly and the results are compared against annually defined risk limits. In cases where the net impact is higher than a risk limit, Syngenta enters into derivative financial instrument transactions to be in line with the risk limits. Breaches of risk limits, should they occur, are immediately reported to senior management.

Syngenta cannot accurately predict future movements in risk variables, therefore calculations of the impact of market risks neither represent actual losses nor consider the effects of potential favorable movements in underlying risk variables. Accordingly, these calculations may only be an indication of future movements to the extent the historic market patterns repeat in the future.

27.3. Foreign exchange risk
Operating worldwide in over 80 countries exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to not hedge foreign exchange translation risk. However, certain exceptions to this policy have been approved in the past by senior management.

Foreign exchange transaction risk – committed
Syngenta’s individual subsidiaries predominantly transact their operational activities in their respective functional currencies. However, the globally integrated nature of Syngenta’s business results in its subsidiaries bearing some amount of transactional balance sheet risk, because some monetary items (including financial liabilities) are denominated in foreign currencies.

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. These committed exposures are normally fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or when there is no forward market for a specific currency. The committed exposures are hedged using foreign exchange forward contracts and cross-currency swaps.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. VaR calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2009 Value-at-Risk			December 31, 2008 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	41	14	66%	128	13	90%
Euro	31	5	84%	26	9	65%
British pound sterling	14	4	71%	35	3	91%
Other core currencies	16	2	88%	17	1	94%
Rest of world	42	11	74%	114	70	39%
Total undiversified	144	36	75%	320	96	70%
Diversification	(116)	(29)	75%	(169)	(58)	66%
Net VaR	28	7	75%	151	38	75%

At December 31, 2009, the total 30-day Value-at-Risk, after hedges, at a 95% confidence level was US$7 million (December 31, 2008: US$38 million). The decrease in Value-at-Risk as of December 31, 2009 compared to December 31, 2008 is mainly related to the decreased volatilities of all currencies against the US dollar.

The largest gross exposures arise in the Swiss franc, the British pound sterling and the Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market.

Foreign exchange transaction risk – uncommitted
Syngenta also manages transactional risk by protecting future uncommitted cash flows with foreign exchange forward and currency option contracts. Uncommitted cash flows are highly probable future cash flows from expected future transactions for which Syngenta does not yet have a contractual right or obligation. The objective is to minimize the impact of changes in foreign exchange rates on the cash flows and operating income forecasted to result from these transactions.

27. Risk management of financial risks continued

The US dollar represents the biggest single currency for both sales and costs. However, currency mismatches arise from Syngenta having a centralized cost base, denominated mainly in Swiss francs, British pounds and US dollars, against a local selling base, denominated mainly in US dollars, Euros and various other currencies, including those in emerging markets. In addition, due to the seasonality of Syngenta’s business, the majority of sales occur during the first half of the year whereas costs tend to occur more linearly throughout the year. Syngenta collects information about anticipated cash flows over a twelve-month future period for major currencies at Group level and hedges significant mismatches in currency flows within clearly defined risk limits. The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

(US$ million)	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	112	80	29%	276	141	49%
Euro	23	19	17%	58	32	45%
British pound sterling	28	16	43%	52	9	83%
Other core currencies	54	23	57%	70	32	54%
Rest of world	146	127	13%	160	153	4%
Total undiversified	363	265	27%	616	367	40%
Diversification	(216)	(146)	32%	(398)	(245)	38%
Net EaR	147	119	19%	218	122	44%

At December 31, 2009, the total potential adverse movement for 2010 net transactional flows after hedges relative to year-end at spot levels, at a 95% confidence level, was US$119 million (December 31, 2008: US$122 million). The decrease in Earnings-at-Risk as at December 31, 2009 compared to December 31, 2008 is mainly related to the decreased volatility of all currencies against the US dollar.

From the Earnings-at-Risk table above the, Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in other comprehensive income.

Translation risk can be significant, however, Syngenta’s equity base is deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2009, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2009 Value-at-Risk			December 31, 2008 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	59	59	–	108	108	–
Euro	19	19	–	43	19	56%
British pound sterling	38	38	–	18	14	22%
Other core currencies	23	23	–	27	27	–
Rest of world	158	158	–	196	196	–
Total undiversified	297	297	–	392	364	7%
Diversification	(70)	(70)	–	(238)	(210)	12%
Net VaR	227	227	–	154	154	–

The large investments and operations in Switzerland lead to the most significant risk. The increase in Value-at-Risk as at December 31, 2009 compared to December 31, 2008 is primarily driven by affiliate financing activities. There are no translation risk hedges in place as at December 31, 2009.

27. Risk management of financial risks continued

27.4. Interest rate risk
Syngenta is exposed to fluctuations in interest rates on its borrowings and excess cash. While the majority of Syngenta’s long-term debt has fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates. The main objective of managing interest rate risk is to optimize interest expense within clearly stated risk limits.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk. At December 31, 2009, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$11 million (2008: US$8 million). The net amounts of Earnings-at-Risk on the net debt, as defined in Note 27.7, due to potential changes in interest rates were immaterial at December 31, 2009 and 2008.

27.5. Commodity price risks
Operating in the agri-business sector, changes in certain commodity prices affect Syngenta’s reported operating results. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. Natural gas exposure occurs in Syngenta’s primary manufacturing sites.

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on cost of goods sold and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective.

At December 31, 2009, there was no hedge protection in place for oil for 2010. Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	6	2	67%	11	3	73%
Diversification	(1)	(1)	–	(3)	(1)	67%
Net EaR	5	1	80%	8	2	75%
	December 31, 2009 Earnings-at-Risk			December 31, 2008 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	56	35	38%	79	46	42%
Diversification	(6)	(2)	67%	(5)	(3)	40%
Net EaR	50	33	34%	74	43	42%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings–at-Risk at December 31, 2009 to US$33 million (December 31, 2008: US$43 million).

27.6. Credit risk
Credit risk arises from the possibility that counterparties involved in transactions with Syngenta may default on their obligation, resulting in financial losses to Syngenta. Credit risk relates both to financial assets (including derivatives, marketable securities and money market contracts) as well as to operational assets managed by Syngenta’s businesses (such as trade receivables).

Syngenta’s maximum exposure to credit risk is the carrying values of its financial assets and receivables, including derivatives with positive market values. These amounts are disclosed in Note 28.

Syngenta has policies and operating guidelines in place to ensure that financial instrument transactions are only entered into with high credit quality banks and financial institutions. These include limits in respect of counterparties to ensure that there are no significant concentrations of credit risk. Syngenta continuously monitors the creditworthiness of its counterparties based on credit ratings and credit default swap data. At December 31, 2009, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2009, 2008 and 2007.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Associations (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into a Credit Support Annex (CSA) under which, when the combined market value of the derivatives exceeds

27. Risk management of financial risks continued

US$15 million, cash is exchanged as collateral. This CSA effectively limits either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than US$15 million. As the combined market value of the relevant derivative positions at December 31, 2009 was lower than US$15 million, no amounts were recorded in connection with this CSA.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2009 and 2008 of the risk of default by financial counterparties was not material.

The credit risk to operational assets is partially mitigated through commercial activities, which include barter operations and cash sales incentives.

27.7. Liquidity risk and refinancing risk
Within Syngenta’s risk management framework, liquidity risk is defined as the potential inability to meet all financial obligations on time and refinancing risk is defined as the potential inability to partially or fully refinance maturing debts.

Syngenta’s liquidity risk policy is to maintain at all times sufficient liquidity reserves both at Group and subsidiary level in order to meet payment obligations as they become due and also to maintain an adequate liquidity margin. The planning and supervision of liquidity is the responsibility of the subsidiaries and Group Treasury. Liquidity requirements are forecasted on a weekly basis. Syngenta operates regional or country cash pools to allow efficient use of its liquidity reserves.

Short-term liquidity
Although Syngenta operates globally, its two largest markets are Europe, Africa and the Middle East (EAME) and NAFTA. Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. This results in a seasonal working capital requirement.

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

The maturity analyses for Syngenta’s current financial liabilities are presented in Notes 15,16 and 17.

Long-term financing
Long-term capital employed is currently partly financed through five unsecured bonds and through unsecured notes issued under the Note Purchase Agreement in the US Private Placement market.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2009 and 2008. The table also shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting. There were no variable interest rate derivative liabilities held at December 31, 2008. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs). Derivative financial liabilities are recorded at fair value.

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2009 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment	Total
Less than 1 year	131	–	131	30	–	–	30
1-3 years	223	1,084	1,307	43	–	–	43
3-5 years	134	1,205	1,339	15	(21)	9	3
5-10 years	76	720	796	–	–	4	4
More than 10 years	117	250	367	–	–	–	–
Total payments	681	3,259	3,940	88	(21)	13	80
Net carrying amount			3,255				62

27. Risk management of financial risks continued

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2008 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	100	–	100	28	–	28
1-3 years	192	705	897	75	–	75
3-5 years	117	828	945	21	10	31
5-10 years	105	705	810	(6)	(64)	(70)
More than 10 years	130	250	380	–	–	–
Total payments	644	2,488	3,132	118	(54)	64
Net carrying amount			2,496			114

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve at December 31, 2009 and 2008, respectively. Non-derivative financial liabilities that can be repaid at any time have been assigned to the earliest possible time period.

Capital structure
Syngenta is committed to maintaining a low single A rating, which provides an optimal balance between financial flexibility and the cost of capital. The dividend payout target range is 25% to 40% of distributable earnings and the net debt to equity target range is 25% to 35%. The net debt to equity ratio was 25% at December 31, 2009 (32% at December 31, 2008).

The components of net debt at December 31, 2009 and 2008 are as follows:

(US$ million)	2009	2008
Current financial debt	281	211
Non-current financial debt	3,303	2,524
Cash and cash equivalents	(1,552)	(803)
Marketable securities(1)	(48)	(7)
Financing-related derivatives(2)	(182)	(39)
Net debt at December 31	1,802	1,886

(1) Included within ‘Derivative and other financial assets’ or ‘Other non-current financial assets’.
(2) Included within ‘Derivative financial assets’ or ‘Financial debt and other non-current liabilities’.

28. Financial assets and liabilities

28.1 The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and a reconciliation to where they are presented in the balance sheet. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2009 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value		Comparison fair value 2008
Trade receivables, net:
Loans and receivables	2,434	–	–	2,434	–	(1)	–	(1)
Designated as at fair value through profit or loss	–	–	72	72			103
Total				2,506
Derivative and other financial assets:
Derivative financial assets	–	7	103	110			376
Available-for-sale financial assets	–	–	46	46			5
Total				156
Derivative financial assets – non-current			248	248			152
Other non-current financial assets:
Loans and receivables	191	–	–	191	191		148
Available-for-sale financial assets	–	–	51	51			117
Other, not carried at fair value	–	–	–	133	–	(2)	–	(2)
Total				375
Trade accounts payable:
Measured at amortized cost	2,468	–	–	2,468	–	(1)	–	(1)
Current financial debt:
Measured at amortized cost	281	–	–	281	–	(1)	–	(1)
Derivative financial liabilities – current	–	–	145	145			457
Financial debt and other non-current liabilities:
Measured at amortized cost	3,348	–	–	3,348	3,514		2,690
Derivative financial liabilities – non-current	–	–	65	65			125
Non-financial liabilities	–	–	–	114	–	(2)	–	(2)
Total				3,527

(1) The carrying amounts approximate the estimated fair value due to the short-term nature of these financial instruments.
(2) Fair value is not required to be disclosed for non-financial assets and non-financial liabilities.

The levels of fair value hierarchy used above are defined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of unquoted equity securities is not material. There were no transfers during the year between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. There were no transfers during the year into or out of level 3 of the fair value hierarchy.

28. Financial assets and liabilities continued

28.2 Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the year are as follows:

2009 (US$ million)	Loans and receivables(1)	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income	88	–	–	–	88
Interest expense	(20)	–	(17)	(126)	(163)
Currency gains/(losses), net	–	–	(30)	–	(30)
Impairment charges	(16)	(16)	–	–	(32)
Reclassification from other comprehensive income	–	9	–	–	9
Reversal of impairment charges	4	–	–	–	4
Total	56	(7)	(47)	(126)	(124)

2008 (US$ million)	Loans and receivables(1)	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income	104	–	–	–	104
Interest expense	(15)	–	(20)	(114)	(149)
Currency gains/(losses), net	–	–	(108)	–	(108)
Impairment charges	(94)	(37)	–	–	(131)
Reversal of impairment charges	4	–	–	–	4
Total	(1)	(37)	(128)	(114)	(280)

2007 (US$ million)	Loans and receivables(1)	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income	94	–	–	–	94
Interest expense	(17)	–	(18)	(99)	(134)
Currency gains/(losses), net	–	–	16	–	16
Impairment charges	(4)	(2)	–	–	(6)
Total	73	(2)	(2)	(99)	(30)

(1) Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss.

28.3 Reported gains and losses on revaluation of available-for-sale financial assets were as follows:

(US$ million)	2009	2008	2007
Impairment losses reported in profit or loss	(7)	(37)	(2)
Unrealized gains/(losses) reported in other comprehensive income	(18)	9	(47)

29. Derivatives and hedge accounting

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2009 and 2008, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2009 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	238	(98)	643	405	686	2,518	278	4,530
Fair value hedges	53	(8)	–	–	–	1,400	803	2,203
Undesignated	60	(93)	5,067	929	141	126	–	6,263
Total foreign exchange and interest rate risk	351	(199)	5,710	1,334	827	4,044	1,081	12,996
Commodity price risk:
Cash flow hedges	4	–	8	20	11	28	–	67
Undesignated	3	(11)	33	15	30	7	–	85
Total commodity price risk	7	(11)	41	35	41	35	–	152

	Fair value		Notional amounts
2008 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	199	(167)	620	366	796	2,975	578	5,335
Fair value hedges	31	(1)	–	–	–	–	203	203
Net investment hedges	3	(22)	359	–	–	–	–	359
Undesignated	279	(313)	5,087	787	255	90	–	6,219
Total foreign exchange and interest rate risk	512	(503)	6,066	1,153	1,051	3,065	781	12,116
Commodity price risk:
Cash flow hedges	11	(12)	52	4	46	–	–	102
Undesignated	5	(67)	56	22	49	–	–	127
Total commodity price risk	16	(79)	108	26	95	–	–	229

For cash flow hedges, the periods when the cash flows for the underlying hedged items are expected to occur and affect profit or loss are not significantly different from those of the hedging instruments as presented in the table above.

29.1. Fair value hedges
Syngenta maintains a combination of interest rate swaps and cross currency swaps that qualify for hedge accounting as designated fair value hedges relating to bond liabilities.

Hedge effectiveness for these hedges is measured on a quarterly basis by comparing the movement in the period of the present value of future coupon bond payments to the movement in the value of the associated swaps. There is an immaterial amount of hedge ineffectiveness on these swaps.

Gains/(losses) on fair value hedges recognized in profit or loss for the year were as follows:

(US$ million)	2009	2008	2007
Hedging instruments:
Interest rate swaps	–	2	14
Cross currency swaps	(9)	23	(13)
Total gains/(losses) from hedging instruments	(9)	25	1

Underlying hedged items	9	(25)	(1)

29. Derivatives and hedge accounting continued

29.2. Cash flow hedges
Syngenta maintains the following derivatives that qualify for cash flow hedge accounting:

●
Cross currency swaps (or a combination of cross currency swaps and interest rate swaps) designated as hedges of foreign exchange risk (or both foreign exchange risk and interest rate risk) of future interest and principal payments on bond liabilities.

●
Foreign exchange forward contracts and net purchased currency options designated as hedges of foreign exchange risk of forecast foreign currency cash flows (uncommitted foreign exchange transaction risk) arising from (i) forecast sales and purchases between Syngenta subsidiaries and (ii) forecast transactions with third parties.

●	Commodity forwards, futures and purchased options designated as hedges of commodity price risks of anticipated and committed future purchases.

Hedge effectiveness for these hedges is measured on a quarterly or semi-annual basis. Syngenta uses the forward rate methodology to measure the effectiveness of the foreign exchange or commodity forward contracts. Hedge effectiveness for the swaps is measured by comparing the movement in the present value of future coupon bond payments to the movement in the present value of forecast future cash flows of the associated swaps. The option hedge designation and effectiveness tests excluded the time value element of US$5 million (2008: US$14 million) which was recorded in profit or loss as incurred. There was an immaterial amount of hedge ineffectiveness related to these hedges.

Gains /(losses) on derivative instruments recognized as cash flow hedges during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
(US$ million)	Foreign exchange and interest rate risk	Commodity risk	Foreign exchange and interest rate risk	Commodity risk	Foreign exchange and interest rate risk	Commodity risk
Opening balance of gains/(losses) recognized in other comprehensive income	(129)	(46)	(64)	25	(23)	22
Deferred tax	8	(14)	(7)	(26)	–	1
Gains/(losses) recognized in other comprehensive income(1)	227	(6)	(88)	(45)	101	7
(Gains)/losses removed from other comprehensive income and recognized in profit or loss(1):
Cost of goods sold	–	30	–	–	–	(5)
General and administrative	(107)	–	(12)	–	(15)	–
Financial expense, net	(62)	–	42	–	(127)	–
Closing balance of gains/(losses) recognized in other comprehensive income	(63)	(36)	(129)	(46)	(64)	25

(1)
Comparative figures for 2008 and 2007 have been restated in line with current year presentation to show separately the gross fair value change in the derivatives attributable to the outstanding principal of the hedged bond liabilities and its simultaneous reclassification to profit or loss. A net figure was disclosed previously.

29.3. Hedges of net investments in foreign operations
Syngenta designates forward contracts and net purchased currency options as hedges of net investments in foreign operations including monetary items that are accounted for as part of the net investment. Effectiveness for the options and forward contracts is measured quarterly using the forward rate methodology. There is an immaterial amount of hedge ineffectiveness related to these hedges.

Gains/(losses) on foreign exchange forward contracts and net purchased options recognized as net investment hedges during the years ended December 31, 2009, 2008 and 2007 were as follows:

(US$ million)	2009	2008	2007
Opening balance of losses recognized in other comprehensive income	(57)	(126)	(57)
Gains/(losses) recognized in other comprehensive income	(19)	196	(69)
(Gains)/losses removed from other comprehensive income and recognized in profit or loss	9	(127)	–
Closing balance of losses recognized in other comprehensive income	(67)	(57)	(126)

During 2009, some equity loans between Syngenta affiliates were repaid. As a result, US$9 million of net investment hedging losses were removed from other comprehensive income and recognized in profit or loss.

During 2008, part of the net investment in the UK and Brazil subsidiaries was repaid to the parent entities through reductions of capital. As a result, US$127 million of net investment hedging gains were removed from other comprehensive income and recognized in profit or loss.

29. Derivatives and hedge accounting continued

29.4. Undesignated hedges
Gains and losses on hedging instruments that were not designated for hedge accounting purposes were as follows:

●
Foreign currency forward contracts that are effective economic hedges of balance sheet exposures as part of Syngenta’s committed exposure program. The fair value movements of the hedges and the retranslation of the underlying exposures are recorded in profit or loss and largely offset.

●
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third party transactions. The amount recorded in profit or loss in 2009 was a gain of US$3 million. Similar currency forward contracts that were not designated for hedge accounting were not used prior to 2009.

●
Purchased foreign currency options are effective economic hedges of the exposure arising from written foreign currency options offered to customers as part of a sales contract. The fair values of both the purchased and written foreign currency options are recorded in profit or loss and largely offset.

●
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials. The amount recorded in profit or loss in respect of these derivatives in 2009 was a gain US$3 million (2008: loss of US$108 million, 2007: gain of US$ nil). The corresponding forecasted transactions offsetting the above amounts in profit or loss may occur in following periods.

30. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustments to or disclosure in the consolidated financial statements.

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 4, 2010.

UK Pension Fund contributions (Unaudited)
Subsequent to the date on which these consolidated financial statements were approved by the Board of Directors, the valuation of Syngenta’s 2009 UK pension plan required by UK pension regulations was finalized and Syngenta Limited agreed with the plan Trustee a revised schedule of contributions. Under the revised schedule, Syngenta Limited will pay to the plan during the 10 year period ending March 31, 2019, in addition to future service contributions, US$33 million per year as deficit recovery plan contributions to ensure the plan satisfies its statutory funding objective. Additional contingent contributions of up to US$16 million per year will also be paid at three yearly intervals during this period if the actual annual percentage return on the plan assets is less than the agreed assumption.