Form 20-F
period 2010-12-31
SYNGENTA AG
filed 2011-02-17
CIK 1123661

As filed with the Securities and Exchange Commission on February 17, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
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
☐  Yes           ☒  No

Introduction

NATURE OF OPERATIONS

Syngenta AG (“Syngenta” or the “Company”) is a world-leading agribusiness that is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality.  In addition, Syngenta is a leader in “Professional Products”, through the development of products for markets such as Lawn and Garden, Professional Pest Management, Vector Control and Public Health. Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”).

The Transactions were completed on November 13, 2000 (the “Transaction Date”). In this annual report, for periods prior to November 13, 2000, the businesses contributed to Syngenta by Novartis are referred to as the “Novartis agribusiness” and the businesses contributed to Syngenta by AstraZeneca are referred to as the “Zeneca agrochemicals business”.

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry;

•	the risk that the current global economic situation may have a material adverse effect on Syngenta’s results and financial position;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that Syngenta may encounter problems when implementing significant organizational changes;

i

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that Syngenta’s crop protection business may be adversely affected by increased use of products derived from biotechnology;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase;

•	the risks that Syngenta now considers immaterial, but that in the future prove to become material; and

•	other risks and uncertainties that are not known to Syngenta or are difficult to predict.

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

The selected financial highlights presented on the following page has been extracted from the consolidated financial statements of Syngenta that were prepared in accordance with IFRS. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Emergent Genetics Vegetable A/S from June 1, 2006, Conrad Fafard, Inc. from August 1, 2006, Fischer group of companies from July 1, 2007, Zeraim Gedera Ltd. from September 1, 2007, SPS Argentina SA from November 10, 2008, Goldsmith Seeds, Inc. from November 19, 2008, Circle One Global Inc. from May 15, 2009, Goldsmith Seeds Europe B.V. from September 23, 2009, Pybas Vegetable Seed Co., Inc. from December 16, 2009, Synergene Seed & Technology, Inc. from December 23, 2009, Maribo Seed International ApS from September 30, 2010 and Greenleaf Genetics LLC from November 8, 2010. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Selected Financial Data

Year ended December 31,
(US$ million, except where otherwise stated)	2010	2009	2	2008	2	2007	2	2006	2
Amounts in accordance with IFRS 1
Income statement data:
Sales	11,641	10,992	11,624	9,240	8,046
Cost of goods sold	(5,866)	(5,572)	(5,706)	(4,669)	(3,982)
Gross profit	5,775	5,420	5,918	4,571	4,064
Operating expenses	(3,982)	(3,601)	(4,038)	(3,070)	(3,190)
Operating income	1,793	1,819	1,880	1,501	874
Income before taxes	1,677	1,694	1,714	1,456	843
Net income	1,402	1,411	1,399	1,135	667
Net income attributable to Syngenta AG shareholders	1,397	1,408	1,399	1,133	664
Number of shares – basic	92,687,903	93,154,537	93,916,415	95,973,958	98,165,298
Number of shares – diluted	93,225,303	93,760,196	94,696,762	97,143,368	99,876,180
Basic earnings per share	15.07	15.11	14.90	11.80	6.76
Diluted earnings per share	14.99	15.01	14.77	11.66	6.65
Cash dividends declared:
CHF per share	6.00	6.00	4.80	1.60	–
US$ per share equivalent	5.61	5.27	4.76	1.32	–
Par value reduction:
CHF per share	–	–	–	2.20	3.30
US$ per share equivalent	–	–	–	1.78	2.68
Cash flow data:
Cash flow from operating activities	1,707	1,419	1,466	1,168	928
Cash flow used for investing activities	(450)	(880)	(608)	(368)	(411)
Cash flow from (used for) financing activities	(844)	170	(457)	(781)	(541)
Capital expenditure on tangible fixed assets	(396)	(652)	(444)	(317)	(217)
Balance sheet data:
Current assets less current liabilities	4,363	4,583	3,311	2,600	2,522
Total assets	17,285	16,129	14,089	12,819	11,319
Total non-current liabilities	(4,483)	(5,331)	(4,489)	(3,305)	(3,136)
Total liabilities	(9,836)	(9,642)	(8,798)	(7,189)	(6,150)
Share capital	(6)	(6)	(6)	(6)	(142)
Total shareholders’ equity	(7,439)	(6,473)	(5,274)	(5,611)	(5,141)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment 3	16.44	16.15	16.40	11.69	9.03

All activities were in respect of continuing operations.

Notes
1
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

2
In these consolidated financial statements, Syngenta has recognized actuarial gains and losses of defined benefit post-employment plans in other comprehensive income (“OCI”) in the periods in which they arose (“immediate recognition in OCI method”). Previously, Syngenta applied the corridor method of deferred recognition, under which these gains and losses were amortized over the average remaining employee service period to the extent that they exceeded 10% of the higher of the defined benefit obligation or plan assets. In the opinion of Syngenta, the immediate recognition in OCI method presents Syngenta’s post-employment defined benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method because the amounts presented are closer to the underlying actuarial position of the post-employment plans. Comparative amounts for the years ended and as at December 31, 2009, 2008, 2007 and 2006 have been adjusted to reflect the new policy. The impacts of the change in accounting policy for 2009 and 2008 are detailed in Note 2 to the consolidated financial statements in Item 18. The impacts of the change in accounting policy for 2007 and 2006 are as follows:

	2007			2006
(US$ million, except per share amounts)	As reported	Accounting policy change	After accounting policy change	As reported	Accounting policy change	After accounting policy change
Operating expenses	(3,107)	37	(3,070)	(3,235)	45	(3,190)
Operating income	1,464	37	1,501	829	45	874
Income before taxes	1,419	37	1,456	798	45	843
Net income	1,111	24	1,135	637	30	667
Net income attributable to Syngenta AG shareholders	1,109	24	1,133	634	30	664
Basic earnings per share (US$)	11.56	0.24	11.80	6.46	0.30	6.76
Diluted earnings per share (US$)	11.42	0.24	11.66	6.35	0.30	6.65
Current assets less current liabilities	2,606	(6)	2,600	2,598	(76)	2,522
Total assets	13,280	(461)	12,819	11,852	(533)	11,319
Total non-current liabilities	(3,361)	56	(3,305)	(3,220)	84	(3,136)
Total liabilities	(7,239)	50	(7,189)	(6,158)	8	(6,150)
Total shareholders’ equity	(6,022)	411	(5,611)	(5,666)	525	(5,141)
Diluted earnings per share from continuing operations, excluding restructuring and impairment (US$)	11.45	0.24	11.69	8.73	0.30	9.03

3	Diluted earnings per share from continuing operations, excluding restructuring and impairment, is a non-GAAP measure.

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

Restructuring and impairment charges for 2010, 2009 and 2008 are analyzed in Note 6 to the consolidated financial statements in Item 18.

Restructuring and impairment for 2007 and 2006 mainly related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and, for 2007, also to the Operational Efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is presented in Appendix A at the end of the Operating and Financial Review and Prospects in Item 5.

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

The current global economic situation may have a material adverse effect on Syngenta’s results and financial position

Commodity crop prices have historically been volatile and downturns in prices can indirectly affect Syngenta’s results by adversely affecting the income and financial position of Syngenta’s customers and of the users of Syngenta’s products. This may result in reduced sales, competitive price pressure in Syngenta’s markets and in slower collection of accounts receivable. These occurrences may negatively impact Syngenta’s business, results of operations or cash flows. Because of the high proportion of costs which are fixed in nature, Syngenta may not be able to compensate fully for these effects in the short term through measures such as reducing expenses.

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

Syngenta’s customers may be unable to pay their debts to Syngenta due to economic conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, with credit terms for customers typically ranging from 30 to 180 days, except for customers in emerging markets, where credit terms may range from cash on delivery to 240 days. Syngenta’s customers, particularly in developing economies and in economies experiencing an economic downturn, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses from its credit exposure in these markets.

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

Syngenta is subject to stringent environmental, health and safety laws, regulations and standards, which can result in compliance costs and remediation efforts that may adversely affect its operational and financial position

Syngenta is subject to a broad range of increasingly stringent laws, regulations and standards in all of its operational jurisdictions. This results in significant compliance costs and can expose Syngenta to legal liability. These requirements are comprehensive and cover many activities including: air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, the clean-up of existing environmental contamination and the use of chemicals and genetically modified seeds by growers.

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

Efforts by Syngenta to protect its intellectual property rights or defend against claims asserting that Syngenta has infringed the intellectual property rights of others may be unsuccessful

Scientific and technological innovation is critical to the long-term success of Syngenta’s businesses. However, third parties may challenge the measures that Syngenta takes to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights and, as a result, Syngenta’s products may not always have the full benefit of intellectual property rights. In addition, while Syngenta takes steps to prevent unauthorized access to and distribution of its intellectual property, it cannot assure that unauthorized parties do not obtain access to and use such property.

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

Legislation and jurisprudence on patent protection in major markets such as the US and the EU is evolving and changes in laws could affect Syngenta’s ability to obtain or maintain patent protection for its products.

Problems encountered by Syngenta when implementing significant organizational changes could adversely affect the future performance of the Company

Syngenta expects to continue to engage in restructuring activities to reduce operating costs, increase sales, or both. In addition, Syngenta may acquire or dispose of significant businesses, which would necessitate restructuring its operations. Syngenta may fail to adequately implement such restructuring activities in the manner contemplated, which could cause the restructuring activities to fail to achieve the desired results. Even if Syngenta does implement the restructuring activities in the manner contemplated, they may not produce the desired results. Accordingly, such restructuring activities may not reduce operating costs or increase sales. Failure to adequately implement significant restructuring activities could have a material adverse affect on Syngenta’s business and consequently impact its financial position, results of operations and cash flows.

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2010, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta has concluded that no material intangible assets are impaired at December 31, 2010. However, unforeseen events that occur in the future, including there being a greater impact on Syngenta’s business from economies experiencing an economic downturn than is currently anticipated, may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

Syngenta may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available

Product liability claims are a commercial risk for Syngenta, particularly as it is involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of crop protection and seeds companies in past years based upon claims for injuries allegedly caused by the use of their products. While a global insurance program is in place, a substantial product liability claim that is not covered fully or at all by insurance could have a material adverse effect on Syngenta’s operating results or financial condition.

Consumer and government resistance to genetically modified organisms may negatively affect Syngenta’s public image and reduce sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection. However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results. The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms, because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology. In addition, some government authorities have enacted, and others in the future might enact, regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

Syngenta’s Crop Protection business may be adversely affected by increased use of products derived through biotechnology

The adoption of products derived through biotechnology could have a negative impact on areas of Syngenta’s crop protection business. This may not be offset, in whole or in part, by the opportunities presented to Syngenta’s seeds and business development businesses, which are actively pursuing products and traits developed through biotechnology. Crop protection accounted for approximately 76% of sales in 2010, whereas seeds accounted for approximately 24% of sales. The areas of Syngenta’s crop protection business most affected by genetically modified seeds are selective herbicides and insecticides for use on oilseed crops, corn and cotton.

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

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements account for approximately 24% of Syngenta’s purchases of active ingredients, intermediates and raw materials, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

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

If you hold Syngenta ADSs it may be more difficult for you to exercise your rights

The rights of holders of Syngenta ADSs are governed by the deposit agreement between Syngenta and The Bank of New York Mellon. These rights are different from those of holders of Syngenta shares in several respects, including the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attendance at shareholders’ meetings. As a result, it may be more difficult for a holder of Syngenta ADSs to exercise those rights.

ITEM 4 –– INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG, a Swiss Aktiengesellschaft, was formed on November 12, 1999 under the laws of Switzerland. In November 2000, Syngenta’s business operations were created by Novartis and AstraZeneca through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is +41-61-323-1111.

Syngenta became a publicly listed company on November 13, 2000. At December 31, 2010, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Investments

On March 31, 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

On June 14 and December 17, 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million.

On July 1, 2010, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an exclusive supply and distribution agreement under which Syngenta, on September 1, 2010, assumed responsibility for the supply and distribution of Dow AgroSciences crop protection products in the Commonwealth of Independent States (CIS) region.

On September 30, 2010, Syngenta acquired 100 percent of the shares of Maribo Seed International ApS (“Maribo”) for a cash payment, plus contingent payments if certain sales targets are achieved. The transaction includes the seed production and sales activities of the Maribo sugar beet business as well as the Maribo® brand name.

On November 8, 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer Hi-Bred International Inc. (“Pioneer”) a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”). This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

During 2009, Syngenta completed five small acquisitions and three small divestitures, none of which were material either individually or in the aggregate. In addition, on August 31, 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period.

On April 1, 2009, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. Syngenta received global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex®1 I Insect Protection for broad lepidopteran control and to Herculex®1 RW for corn rootworm control. Dow AgroSciences received global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

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

1	Herculex® is a registered trademark of Dow AgroSciences LLC

Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (“Yoder”). The combined purchase price of these acquisitions was US$169 million.

In March 2008, Syngenta acquired the exclusive worldwide rights to distribute a sprayable formulation of 1-methylcyclopropene under the trademark Invinsa™2 from Rohm & Haas Co. and its subsidiary AgroFresh Inc. The Invinsa™2 technology protects crop yields during extended periods of high temperature, mild-to-moderate drought and other crop stresses. In September 2008, Syngenta acquired from Du Pont an exclusive worldwide license to develop mixture products containing Cyazypyr™3, a new broad spectrum insecticide. Cyazypyr™3 is complementary to the Du Pont Rynaxypyr®4 insect control product that Syngenta is developing in mixtures with its own leading insect control products. Under the agreement, Syngenta will grant Du Pont access to mesotrione, the active ingredient in Callisto®.

Divestments

On May 1, 2009, Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

There were no significant business or product divestments in 2010 or 2008.

2	Invinsa™ is a trademark of AgroFresh Inc.
3	Cyazypyr™ is a trademark of E.I. du Pont de Nemours and Company
4	Rynaxypyr® is a registered trademark of E.I. du Pont de Nemours and Company

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

References in this document to Syngenta's competitive position, identified by terms such as "world-leading", "leader", "leading", "largest", "broadest", or similar expressions are based where possible on Agriservice Industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta internal estimates.

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

•
Cyprodinil (UNIX®/STEREO®5/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit such as apples and pears or on grapes and vegetables, respectively.

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

•	Fluazinam6 (SHIRLAN®) is a fungicide for control of potato blight.

•
MEFENOXAM™7 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops.

•
Propiconazole8 (TILT®/ BANNER®) was introduced in 1980 and has developed into Syngenta’s most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf.

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

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRI-MEK®) is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants and is a useful product for integrated pest management.

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

5
Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

6	Fluazinam is distributed, but not manufactured, by Syngenta.

7	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

8
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

•
MEFENOXAM™9 (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

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

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•	Azoxystrobin (HERITAGE®) is a leading fungicide for use on turf, primarily used on golf courses.

•	Trinexapac-ethyl (PRIMO MAXX®) is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

•	Growing Media. FAFARD® is a premium brand in the US growing media market specializing in custom mixes for producers of ornamental plants.

Syngenta also offers a range of products for use in controlling insect pests.

•
Lambda-cyhalothrin (ICON®) is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches.  It was the first pyrethroid to be approved for malaria

9	In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

•	Cypermethrin (DEMON®) is a pyrethroid insecticide that provides a lasting soil treatment to prevent termites from attacking homes and other structures.

Recently Launched Products (last 3 years)

Fungicides

•
Mandipropamid (REVUS®) is a new fungicide for fruit and vegetables to combat late blight and downy mildew, which complements Syngenta’s existing product range. REVUS® was launched in 2007 and is currently registered in 62 countries.

•	Isopyrazam, a new broad-spectrum cereal fungicide which complements Syngenta’s existing product range and provides additional resistance management opportunities.

Insecticides

•
Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from Du Pont for sale in mixtures with Syngenta active ingredients, is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests.

Seed Care

•	AVICTA®, a seed treatment for the control of nematodes originally launched in the USA in cotton in 2006, was launched there in corn in 2009.

Products in Late Stage Development

Syngenta has a rich pipeline which extends beyond 2012 with projects covering all product lines.

Selective Herbicides

•	Bicyclopyrone, a new broad-spectrum selective herbicide for use in corn and sugar cane that complements Syngenta’s existing product range.

Fungicides

•	545, a new broad-spectrum fungicide primarily for soybean rust that complements the existing range.

•	Sedaxane, a new fungicide used in seed treatment that complements Syngenta’s existing product range.

Insecticides

•
Cyantraniliprole, Syngenta is actively involved in development projects in bisamide chemistry. Syngenta acquired from Du Pont in 2008 the exclusive rights to use Cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole is a new broad spectrum insecticide for the control of lepidoptera and sucking pests. Cyantraniliprole is complementary to the Chlorantraniliprole insect control product that Syngenta is developing in mixtures with its own leading insect control products.

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

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 36 percent of Crop Protection sales in 2010.

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

Research and Development

Syngenta’s research and development (“R&D”) in Crop Protection is split into Crop Protection Research and Crop Protection Development.

Crop Protection Research has three major research centers in Stein, Switzerland, Jealott’s Hill, England and Goa, India. Over 600 employees focus on a research portfolio of herbicides, fungicides, insecticides and crop enhancing chemicals, with broad applicability as foliar, soil and seed treatments for agriculture and lawn and garden customers.

Crop Protection Research is dedicated to provide Syngenta with innovative new chemical crop protection product options and intellectual property with the potential to create maximum business value and differentiation. This is done through maximizing the impact of Syngenta’s chemical and biological science expertise, its professional project and portfolio management and leveraging its global reach. New product research is guided by customer need, technology, regulatory requirements and political trends.

Syngenta is continuously improving its research process. Expert hand-crafted chemistry and high-speed automated synthesis are used in concert to effectively prepare the quantity and quality of compounds for both high throughput and highly targeted biological screening. A crucial feature is the structured design approach to chemistry, which ensures that the chemical entities possess properties most likely to relate to the desired product profile.

Crop Protection Development is at the interface between research and marketing with over 1,000 permanent employees at sites around the world working to develop promising molecules into products which are safe to use, pass all registration requirements and meet customers’ needs. Such development typically takes six to eight years. During this time, the active ingredient’s efficacy and safety is assessed and all data is compiled for registration and safe product use.

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

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora or fauna.

In addition, Syngenta’s current product range is improved by supporting the development of new mixtures, formulations and programs that bring new effects and opportunities to growers.

In addition to its own research and development efforts, Syngenta has strengthened its business platform through targeted acquisitions. It has also entered into a number of research and development agreements around the world to access technologies, chemical libraries, biological screening and follow-up of leads.

The total spent on research and development in Crop Protection was US$555 million in 2010, US$508 million in 2009 and US$553 million in 2008.

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

Competitive Environment

The leading companies in the crop protection industry are mainly dedicated agribusinesses or large chemical companies based in Western Europe and North America. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for about 70% of the worldwide market. Syngenta’s key competitors include BASF, Bayer, Dow, Du Pont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

SEEDS

Products

Syngenta develops, produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all major territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta has a significant market share in vegetables, flowers, corn, soybean, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. Syngenta divides its products into field crops such as corn, soybean, rice, cereals, oilseeds and sugar beet, and horticultural crops, which consist of flowers and vegetables. Through Syngenta’s enhanced corn breeding and trait conversion capabilities, approximately 40 new products were brought into NAFTA production in 2010 for customer use in the 2011 crop year. 25 of these products are Agrisure® 3000GT and Agrisure VipteraTM, containing Syngenta corn borer, broad lep, rootworm and glyphosate tolerance traits. These new products will enhance Syngenta’s presence in the genetically modified (GM) trait and trait stack market, while also leveraging the elite new genetic combinations resulting from the integration of acquired germplasm resources from the Garst, Golden Harvest and CHS acquisitions.

In addition to the 2008 acquisitions of SPS, Goldsmith and Yoder, Syngenta also acquired the global hybrid sunflower seeds business of Monsanto in August 2009, strengthening its position in the key European and Latin American markets and enhancing its overall market leadership and product portfolio. On September 30, 2010, Syngenta acquired the Maribo Seed sugar beet business from Nordic Sugar, a subsidiary of Nordzucker AG.

On November 8, 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer. This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Key Marketed Products

Field Crops

•
Corn (AGRISURE®/NK®/Garst®/Golden Harvest®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as Agrisure® 3000GT and Agrisure Viptera™ 3111 products which provide built-in insect protection against corn borers, corn rootworms and tolerance to glyphosate herbicide. Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets.

•	Sugar beet (Hilleshög®/Maribo®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity.

•
Oilseeds (NK®) include: sunflowers, soybeans and oilseed rape. Syngenta sunflower seed hybrids are bred for high yield as well as heat stress tolerance, disease resistance, herbicide tolerance and oil quality. Syngenta’s soybean varieties combine high yield genetic superiority and herbicide tolerance, which give growers flexibility in their weed control. The company’s oilseed rape varieties and hybrids offer good oil production and plant health.

•
Cereals (NK®/NFC New Farm Crops®/AgriPro® – Coker®/ Resource Seeds Inc./C.C. Benoist®) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries.

Vegetables

•
Vegetables brands include S&G®, Rogers®, Daehnfeldt® and Zeraim Gedera®. Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, broccoli, lettuce, spinach, sweet corn, cucumbers and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial growers. In 2009, Syngenta acquired two US based lettuce seed companies, Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., which established it in the North American lettuce market and broadened its lettuce development portfolio in Europe and Asia.

Flowers

•
Flowers brands include Syngenta Flowers, Goldsmith®, Yoder® and GoldFisch®. Syngenta offers a full range of flower seeds, plugs and cuttings which it sells to professional growers of horticultural crops. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products (last 3 years)

The following recently launched products illustrate Syngenta’s capability as a technology integrator and its commitment to the food chain and the ornamental industry:

Field Crops

•	In 2008, Syngenta launched Agrisure® 3000GT, which accounted for 60% of its corn portfolio in 2010.

•
A number of high yielding barley varieties have been launched with excellent disease resistance, very high yield and lower cost of production. These have included both malting varieties suitable for brewing and feed type.

•	In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities.

•	Sugar beet varieties with Roundup Ready®11 tolerance in the US12, feature high sugar content and multiple resistances across a number of geographies.

•	Syngenta launched NK® Petrol in 2007. This is the first product of an entirely new hybridization system for oilseed rape, which provides higher yields and better resistance to environmental stress.

Vegetables

In Vegetables, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe, Japan and other parts of the world. Some examples of recently launched products include:

•
In tomatoes, Mini Kumato™, a mini version of Syngenta’s popular European sweet tasting tomato with a dark colored skin, Angelle, a snacking specialty with high taste and flavor launched in the US and Japan, and Arnold, rootstock with high vigor and root disease resistance in Europe.

•	Intrude/Hunter a bacterial and virus resistance pepper launched in the US.

•	Strategos/Pegaso, a high yield and disease resistant cucumber in Europe.

Flowers

In Flowers, some examples of recently launched products include:

•	Calliope® Geranium cuttings series with unique semi-trailing habit and large semi-double blooms with great heat tolerance.

•	Plush®, Petunia series with early blooming trailing type from seeds.

•	Mammoth®, Pansy series from Goldsmith with very large flowers.

11	Roundup Ready® is a registered trademark of Monsanto Technology LLC.
12
The US Department of Agriculture (“USDA”) deregulation of sugar beet varieties with Roundup Ready®11 tolerance in the US is currently the object of third party plaintiff litigation against the US government, and is on appeal to the Ninth Circuit Court of Appeals; the USDA’s recent interim partial deregulation is the object of newly filed litigation that Syngenta has joined.

•	Perfetto, Medium sized Cyclamen series for economic production.

•	Volumia, Begonia series with large flowers – for landscaping.

•	Mira®, Poinsettia variety – very early flowering for energy-efficient production.

•	Techno®, Lobelia series with great heat tolerance – from cuttings.

•	Goldalia, Dahlia series with unique bicolors.

Products in Late Stage Development

Syngenta seeks to produce improved hybrid and varietal seeds to meet the agronomical conditions and demands of its customers and to work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. Syngenta is also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In vegetable seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding the knowledge of taste, flavor and nutrition. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

Below are examples of products in development:

Field Crops

•
Optimizing plants’ water use could make a major contribution to saving vital resources, particularly for water-intensive crops such as corn. Syngenta is drawing on native corn genes as well as genes derived from arid-land plants to develop water optimization traits that Syngenta is testing across a wide range of moisture conditions in North and South America.

•	Syngenta is working towards developing corn seeds across a variety of maturities with high yield, stress tolerance and improved agronomic characteristics.

•
Enhanced broad Lepidopteran insect control in corn, through Syngenta’s Agrisure Viptera™ trait, which expands the pest spectrum to include key yield reducing insects. This technology will be combined with triple stack technology for a differentiating, industry leading whole plant protection.

•	An expanded portfolio in corn with triple stack input traits (Agrisure® 3000GT), which combines glyphosate tolerance, European corn borer and corn rootworm control.

•	Developing the next generation corn rootworm control trait with a unique mode of action and high efficiency.

•
Stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide refuge reduction in corn while increasing long term product sustainability.

•	Creating Agrisure Viptera Artesian corn by combining water optimization technology, Agrisure Artesian™, with Agrisure Viptera™ insect control.

•
Syngenta is expanding the product offering of the industry’s first soybean aphid management system which combines genetics, a naturally occurring trait, and seed treatment products for a total integrated pest management approach. Rust-tolerant soybean varieties in pre-commercial trials will bring a new component to Syngenta’s industry-leading solution for control of the critical soybean rust disease in South America. Syngenta continues to deliver an industry-leading portfolio of soybean varieties with high yield, herbicide tolerance, cyst nematode resistance, and overall disease resistance.

•	Healthy oil varieties in oilseeds, comprising higher heat stability of plant oils for frying.

•	Sunflowers with high stable yields, integrating broomrape, herbicide and disease resistance.

•	High yield Safecross™ hybrids with improved disease resistance and stress tolerance in winter oilseed rape.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” whole meal flour.

•	In barley, next generation spring malting barley with improved enzyme characteristics and new winter barley hybrids combining high yield with excellent malting quality.

•	Triticale development combines outstanding forage quality for both the dairy and livestock industries.

•	Sugar beet with second generation nematode tolerance for the European market and with broad spectrum disease and virus resistance in combination with Roundup Ready®13 tolerance for the NAFTA market14.

Vegetables

•
Focus on increased agronomic quality, fruit quality improvements and better plant performance in combination with virus, fungal, fruit cracking disease and insect resistances to provide increased grower value.

•	Advancing abiotic stress tolerant traits for rootstocks for the high value tomato and pepper markets.

•	Developing fruit sizes tailored to shrinking family sizes in North America and Europe.

•	Bringing forward new consumer traits for texture that improve the quality of fresh cut fruit.

•	Vegetable R&D is advancing convenience traits for consumers.

Production

Independent contract farmers grow and harvest Syngenta’s seed throughout the world. After the harvest, the raw seed is cleaned, calibrated, treated and packaged in Syngenta or third party processing plants. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, the Netherlands, Spain, Sweden, Thailand and the United States. For large seed products, seed production tends to occur as close to the intended markets as possible, in order to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the use season.

Due to Syngenta’s global presence, it can engage in seed production year-round and mitigate weather related seed production risk. In addition, because its facilities are located in both the northern and southern hemispheres, Syngenta can shorten the time required to multiply seeds from breeding to commercial production. This enables it to produce marketable quantities more quickly than if it were dependent on only one growing season.

Marketing and Distribution

Syngenta’s Seed products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. Flagship brands are NK®, Golden Harvest®, Garst®, Hilleshög®, S&G®, Rogers®, Zeraim Gedera® and Fischer. The NK® brand is used for corn, soybean, sunflowers, oilseed rape, and several other specialty crops. Golden Harvest® and Garst® are predominantly used in North America for corn and soybean. Corn germplasm and traits are marketed via GreenLeaf Genetics LLC, a fully owned subsidiary since fourth quarter 2010. Proprietary corn traits are marketed under the Agrisure® trademark. The Hilleshög® brand is used for sugar beet and appears in every major market in Europe, Japan and the United States. For vegetables in Europe, the Middle East, Africa and Asia, S&G® is a leading brand, while Daehnfeldt® targets emerging markets via different distribution channels. The Rogers® vegetable brand is well known in the Americas to growers and the food-processing industry. Through the acquisition of Zeraim in 2007, Syngenta gained access to its global brand Zeraim Gedera®. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers uses the Goldfisch® brand and the Goldsmith and Yoder® brands as portfolio brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers.

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

13	Roundup Ready® is a registered trademark of Monsanto Technology LLC.
14
The USDA deregulation of sugar beet varieties with Roundup Ready®11 tolerance in the US is currently the object of third party plaintiff litigation against the US government, and is on appeal to the Ninth Circuit Court of Appeals; the USDA’s recent interim partial deregulation is the object of newly filed litigation that Syngenta has joined.

treatment, and in the US corn market capitalizing on the breadth of Syngenta’s portfolio by offering Syngenta seeds and traits, coupled with seed care and crop protection products. This program has benefited both the Crop Protection and Seeds businesses. Syngenta’s recently announced program to integrate global commercial operations, which is described in more detail in Item 5 below, will lead to further development of joint marketing activities.

Research and Development

Syngenta operates approximately 100 breeding and germplasm enhancement centers strategically located around the world, with over 3,000 permanent employees focusing on advancing the performance, stability and quality of seed varieties for over 50 food, feed and flower crops.

Seeds R&D is dedicated to creating new varieties of major field crops having improved quality and productivity - in particular, corn, soybean, wheat, sugar beet, sunflower, winter oilseed rape and vegetables. This includes improving tolerance to pests and other environmental stresses as well as quality characteristics such as nutritional composition, safety, consumer appeal and shelf life.

Syngenta expects that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Working with both native traits and genetically modified (GM) traits, Syngenta is building one of the most extensive germplasm libraries in the world. This diversity, combined with Syngenta’s expertise, is expected to enable Seeds R&D to contribute significantly to Syngenta’s growth.

Syngenta’s biotechnology activities primarily take place at two sites: In Beijing, China, Syngenta focuses on early-stage evaluation of genetically modified traits, while at Research Triangle Park, NC, USA, Syngenta works on both research and development of key native and genetically modified traits. These two main sites, supported by smaller laboratories around the world, work together to significantly progress Syngenta’s biotechnology capability.

In addition to general research and development agreements with other companies and academic institutions around the world, Syngenta has entered into a number of targeted alliances with other enterprises in order to further broaden its germplasm and trait base with the goal of creating more valuable products. None of these alliances are currently material to Syngenta’s business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation.

Total research and development spending in Seeds was US$410 million in 2010, US$364 million in 2009 and US$341 million in 2008.

Competitive Environment

The main competitive factor in the seeds industry remains the quality of genetics and the increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry became research intensive. Technological advances requiring higher research and development spending have forced new alliances and led to industry consolidation creating greater competition in product development, marketing and pricing. This environment favors companies that have a biotechnological platform and a broad genetic range. At present, Syngenta’s main competitors in the seeds business are: Monsanto, Pioneer, Vilmorin, KWS, Bayer, Dow, Ball, Sakata and Takii.

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

Syngenta licenses certain of its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes.

Regulatory Approval

In order to ensure the safety of a new genetically modified product, governmental regulatory authorities perform a variety of risk assessments on genetically modified products. Syngenta must obtain government regulatory approvals prior to marketing genetically modified seed products in both cultivation and key importing countries. Currently, cultivation countries are the US, Canada, Brazil and the Philippines. Key importing countries are defined based on the product and cultivation market and may include Japan, one of the largest importers of commodity crops. Stacked products that contain multiple traits also may require separate governmental regulatory approvals before marketing in certain countries. Many regulatory authorities impose time limited registrations and reassess genetically modified products on a periodic basis to ensure that the product adheres to changing standards. Insect resistant traits also have requirements for ongoing monitoring for insect resistance management. Most countries, with the exception of the US, require that new varieties of vegetable and agricultural species, whether transgenic or not, undergo registrations of the different varieties.

Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions and change often.  Obtaining necessary regulatory approval is time consuming and costly, and there can be no guarantee of the timing of or success in obtaining needed approvals.

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

The Business Development segment is built around a core of independent business teams with responsibilities for specific markets. The mission of Business Development is to capitalize upon Syngenta’s considerable strengths and marshal the resources needed to take Syngenta to the forefront of commercial biotechnology.

Business Development directs early stage research and technology expenditures as well as expenditures for development and marketing activities to create new business opportunities. This focus allows Syngenta to identify the best new ideas in biotechnology.

Products in Development

Syngenta expects future income to arise from new product development, licensing and other arrangements. To drive near term success, Business Development has put emphasis on the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses.

Syngenta’s proprietary ENOGENTM corn amylase, which improves the productivity of ethanol plants, has achieved approval from the US Food and Drug Administration and from regulatory authorities in Japan, Canada, New Zealand, Mexico and the Philippines. In addition, it was approved by the USDA on February 11, 2011. Development in plant testing continued in 2010.

Syngenta also focused on further developments in breeding and transformation activities of sugar cane in Latin America with the long term view of strategically enhancing the product portfolio offered to farmers and mills and introducing new genetically modified varieties.

Production

Business Development is producing corn amylase via contract with growers under a USDA permit.

Research and Development

Syngenta’s primary center for agricultural genomics and biotechnology research is at Syngenta Biotechnology, Inc. (“SBI”) in Research Triangle Park in the United States. This research is now complemented with the development of Syngenta Biotech China, a permanent facility in Beijing, China that performs early stage evaluation of genetically modified traits. In-house work is complemented and strengthened through numerous alliances and collaborations.

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

Total research and development spending for Business Development was US$67 million in 2010, US$80 million in 2009 and US$70 million in 2008.

Syngenta’s Business Development segment has entered into a number of targeted alliances with other enterprises in order to broaden further Syngenta’s research and development scope. None of these alliances are currently material to Syngenta’s business, and it is difficult to predict which of these alliances is most likely to produce a successful product in the future. In most cases, royalties are payable upon commercial exploitation.

The list below is a sample of the alliances in which Syngenta’s Business Development segment is currently engaged:

•	Queensland University of Technology – Biofuels, with concentration on development of sugar cane transformation and gene expression tools.

•	Proteus S.A. – Biofuels, focusing on discovery and evolution of proprietary enzymes in the processing of biofuels.

•	Chromatin, Inc. – Gene stacking, exclusive use of their unique gene stacking technology in sugarcane.

•	Institute for Genetics and Developmental Biology, Beijing, China – Yield, drought trait gene discovery.

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

Competitive Environment

In addition to Syngenta, the major investors in biotechnology are the other main crop protection and seed companies: Monsanto, Pioneer, Bayer and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soya, cotton and canola (input traits). As a result, access to germplasm as a platform for trait commercialization is a key competitive advantage. In the future, Syngenta expects that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngenta’s move into new markets may result in other companies becoming competitors including, for example, major companies such as DSM, Novozymes, Danisco and BASF.

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

Government Regulation

The field-testing, production, import, marketing and use of Syngenta’s products are subject to extensive regulation and numerous government approvals. Registration and re-registration procedures apply in all major markets.

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

Country	Percentage owned by Syngenta	Local Currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	100%	ARS	411,462,898	Sales/Production
Bermuda
Syngenta Reinsurance Ltd.	100%	USD	120,000	Insurance
Brazil
Syngenta Proteção de Cultivos Ltda.	100%	BRL	1,172,924,609	Sales/Production/Research
Canada
Syngenta Crop Protection Canada, Inc.	100%	CAD	–	Sales/Research
France
Syngenta Seeds S.A.S.	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Agro S.A.S.	100%	EUR	22,543,903	Sales/ Production
Germany
Syngenta Agro GmbH	100%	EUR	2,100,000	Sales
Italy
Syngenta Crop Protection S.p.A.	100%	EUR	5,200,000	Sales/Production/ Development
Japan
Syngenta Japan K.K.	100%	JPY	–	Sales/Production/Research
Liechtenstein
Syntonia Insurance AG	100%	USD	14,500,000	Insurance
Mexico
Syngenta Agro, S.A. de C.V.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	100%	EUR	45,001	Holding/Finance
Panama
Syngenta S.A.	100%	USD	10,000	Sales
Russian Federation
OOO Syngenta	100%	RUB	675,000	Sales
Singapore
Syngenta Asia Pacific Pte. Ltd.	100%	SGD	1,588,023,595	Holding/Sales
Switzerland
Syngenta Supply AG	100%	CHF	250,000	Sales
Syngenta Crop Protection AG(1)	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG(1)	100%	CHF	10,000,000	Finance
Syngenta Participations AG(1)	100%	CHF	25,000,020	Holding
United Kingdom
Syngenta Limited	100%	GBP	85,000,000	Holding/Production/ Research
USA
Syngenta Crop Protection, LLC	100%	USD	1	Sales/Production/Research
Syngenta Seeds, Inc.	100%	USD	–	Sales/Production/Research
Syngenta Corporation	100%	USD	100	Holding/Finance

(1)	Direct holding of Syngenta AG.

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites.

The following is a summary of Syngenta’s principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/ Leasehold	Approximate area (square feet)		Principal Use
Rosental, Basel, Switzerland	Freehold	281,700		Headquarters, Global functions
Dielsdorf, Switzerland	Freehold	1,049,490		Administration, marketing
Greensboro, North Carolina, USA	Freehold	2,970,000		United States Headquarters, research
St. Gabriel, Louisiana, USA	Freehold	54,663,400		Production
Jealott’s Hill, Berkshire, UK	Freehold	26,910,000		Research center
Monthey, Switzerland	Freehold	10,515,160		Production
Huddersfield, West Yorkshire, UK	Freehold	10,755,600		Production
Cold Creek, Alabama, USA	Freehold	9,539,900		Production
Goa, India	Freehold	8,668,100		Production
Grangemouth, Falkirk, UK	Freehold	904,488		Production
Landskrona, Sweden	Freehold	8,072,900		Research, production and marketing(1)
Greens Bayou, Texas, USA	Freehold	5,898,800		Production
Enkhuizen, The Netherlands	Freehold	3,536,700		Administration, research and marketing(1)
Stein, Switzerland	Freehold	1,948,700		Research center
Research Triangle Park, North Carolina, USA	Freehold	3,515,930		Research center
Aigues-Vives, France	Freehold	1,538,680	(2)	Production
Nérac, France	Freehold	586,870		Production(1)
Lone Tree, Iowa, USA	Freehold	1,306,800		Production(1)
Pasco, Washington	Freehold	1,742,400		Production(1)
Saint-Sauveur, France	Freehold	1,395,650		Administration, research(1)
Nantong, China	Leasehold	1,496,000		Production
Müchwilen, Switzerland	Freehold	610,300		Production
Kaisten, Switzerland	Freehold	124,808	(3)	Production
St Pierre, France	Freehold	1,506,946		Production
Seneffe, Belgium	Freehold	2,475,690		Production
Omaha, Nebraska, USA	Freehold	1,829,520		Production
Paulinia, Brazil	Freehold	6,860,000		Production
Hillscheid, Germany	Freehold	1,174,600		Administration, research(1)
Pollen, Kenya	Leasehold	4,843,000		Production(1)
Thika, Kenya	Leasehold	3,013,000		Production(1)
Koka, Ethiopia	Leasehold	9,687,000		Production(1)
Pelpor, Portugal	Freehold	1,883,684		Production, research
Amatitlan, Guatemala	Freehold	3,119,993		Production
San Jose Pinula, Guatemala	Freehold	1,654,655		Production(1)
Jalapa, Guatemala	Freehold	4,417,690		Production(1)
Gilroy, California, USA	Freehold	4,208,332		Production(1)
Kapok, Guatemala	Freehold	2,045,142		Production(1)
Andijk, The Netherlands	Freehold	1,291,669		Research(1)
Beijing, China	Leasehold	21,528		Research(1)

(1)	Used for Seeds business.
(2)	Only 875,850 square feet are currently used and developed.
(3)	Surface area of building/factory which is owned; land itself (143,000 square feet) is owned by a third party.

Please also see Item 4 “Information on the Company—Business Overview” for a description of the products produced at the various properties listed above.

Capacity Expansion Program

In 2010, Syngenta completed the capacity expansion program that commenced in 2008. The capacity expansion was mainly focused on the production of Azoxystrobin at Grangemouth in the United Kingdom and of CCT, a precursor to Thiamethoxam, at Monthey in Switzerland. Azoxystrobin is a Fungicide in AMISTAR® and Thiamethoxam is an Insecticide used in the key products ACTARA® and CRUISER®. To accompany this, there was related expansion for chemical intermediates as well as for formulation, filling and packing and investments in supply contracts and technology.

Syngenta elected to cancel or defer some of the expansion projects included in the program’s original scope. As a result, total program spending was less than originally estimated, reaching US$422 million of which US$123 million was spent in 2010.

In Seeds, corn production facilities are being constructed in Asia in support of the roll-out of Syngenta’s technology offer there.

Item 4A –– UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction
The following discussion includes forward-looking statements subject to risks and uncertainty. See ‘Cautionary statement regarding forward-looking statements’ at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 3 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates
Approximately 59 percent of Syngenta’s sales and 67 percent of Syngenta’s costs in 2010 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2010 were 6 percent higher than 2009 on a reported basis, but were 4 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East, and NAFTA1, which represent approximately 32 percent and 31 percent respectively of consolidated sales in 2010 (2009: 33 percent and 34 percent). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle, though sales growth in Latin America is resulting in a reduced weighting of sales and operating profit in the first half than has previously occurred.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (UK), the United States of America (USA or US) and India. Syngenta has established a biotech research & technology center in Beijing, China, to complement its biotech research activities in the USA.

References in this document to market share estimates are based where possible on Agriservice Industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 18 percent of sales in 2010 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 21 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 3 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Notes 27 and 29 of the consolidated financial statements in Item 18.

1	NAFTA – North American Free Trade Association comprising the USA, Canada and Mexico

The consolidated financial statements in Item 18 are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) impairment, (ii) adjustments to revenue and trade receivables, (iii) environmental provisions, (iv) defined benefit post-employment benefits, including pension asset ceiling, (v) deferred tax assets, (vi) uncertain tax positions and (vii) foreign currency translation of intercompany funding. These policies are described in more detail in Note 2 to the consolidated financial statements in Item 18.

Summary of results
Net income in 2010 was only 1 percent lower than 2009, with strong sales volume growth in both Crop Protection and Seeds and cost of goods savings offsetting lower sales prices in Crop Protection. Sales in 2010 were 6 percent higher than 2009, 4 percent at constant exchange rates. Sales growth accelerated from 1 percent in the first half to 13 percent in the second and, at constant exchange rates, from a first half decline of 3 percent to second half growth of 14 percent. In Seeds, operating income as a percentage of sales improved by 2 percentage points, with a 1 percentage point improvement in gross profit margin from a further increase in the weighting of proprietary triple stack seed in the corn portfolio. Syngenta increased its investment in research and development and in emerging markets. The Crop Protection capacity expansion program to meet higher demand particularly in AMISTAR® and ACTARA® / CRUISER® was completed and sales volume of these products grew by more than 20 percent in 2010. Cash flow from operating activities was $288 million higher than 2009 with planned lower inventories in Crop Protection and higher early payments from customers in NAFTA due to strong farmer liquidity and high commodity crop prices. In this context, and subject to shareholder approval, the Company proposes to increase the dividend to CHF 7.00 per share from CHF 6.00 and repurchase shares to a planned value of approximately US$200 million. It is proposed to pay the dividend as a cash distribution of reserves arising from capital contributions (share premium account), subject to shareholder approval. This distribution would then be paid free of Swiss withholding tax. The payment of the dividend in 2011 would fully utilize the reserve from capital contributions.

Crop Protection sales increased by 5 percent, an increase of 3 percent at constant exchange rate. Sales volumes were 9 percent higher, but offset by 6 percent lower local currency sales prices, with price reductions particularly in NAFTA and glyphosate products. Excluding glyphosate, sales prices were 5 percent lower. Sales volumes grew strongly in Latin America and Asia Pacific. In Eastern Europe, sales growth was strong in US dollars, helped by the recovery of currencies in the region, but at constant exchange rates growth was reduced by drought, particularly in Russia.

Seeds sales increased by 9 percent, an increase of 8 percent at constant exchange rates from higher sales volumes with local currency sales prices unchanged. Acquisitions contributed 2 percent to the volume growth, particularly in sunflowers within Diverse Field Crops, where the acquisitions added 9 percent. A 2009 change in NAFTA Corn and Soybean sales terms to align with industry standards increased sales in 2009 but reduced reported Seeds sales growth in 2010 by approximately 6 percent.

Gross profit margin for Syngenta in 2010 increased by 0.3 percent, with an improvement in Seeds offset by a lower margin in Crop Protection. The improvement in the Seeds gross profit margin largely reflected a continued increase in the weighting of proprietary triple stack corn seeds in the portfolio. In Crop Protection, the negative impact of the lower local currency sales prices was partly offset by raw material cost savings.

Marketing and distribution expenses increased by 5 percent, 4 percent at constant exchange rates, from increased spending in emerging markets, particularly in Latin America. Research and development expense was 8 percent higher with increases in both Crop Protection and Seeds more than offsetting lower expenditures in Business Development. General and administrative increased by 26 percent including lower exchange rate hedging gains of US$30 million compared to US$109 million in 2009. Excluding currency effects, general and administrative increased by 12 percent with increased expenditures in emerging markets, higher information system costs and lower gains on disposal of property, plant and equipment than in 2009. 2009 was also net of a provision release following the favorable outcome of a legal dispute. Restructuring and impairment expenses, excluding those reported in cost of goods sold, were US$29 million higher due to higher impairments and non-cash restructuring charges. Net financial expense was US$19 million higher than 2009 mainly due to higher net interest and bank charges from financing business growth in Latin America and higher net foreign currency losses. The tax rate decreased by 1 percentage point to 16 percent.

Together, these factors resulted in net income attributable to Syngenta AG shareholders and diluted earnings per share for 2010 both being close to the levels achieved in 2009.

Comparing 2009 to 2008, net income was at broadly the same level in 2009 as 2008 despite a significant adverse impact from exchange rates  due to the weakening of particularly emerging market currencies relative to the US dollar towards the end of 2008. Reported sales in 2009 were 5 percent lower than in 2008, but were 1 percent higher at constant exchange rates. Crop Protection sales were 8 percent lower, but down only 2 percent at constant exchange rates with an average 2 percent increase in local currency sales prices offset by 4 percent lower volumes, with late planting and low disease and pest pressure in NAFTA and Europe. Seeds sales were 5 percent higher than 2008, 13 percent at constant exchange rates, with 10 percent increases in local currency sales prices and 3 percent higher volumes, including the beneficial impact to reported sales of the change in NAFTA Corn & Soybean sales terms noted above. Overall gross profit margin declined by 2 percent due to the adverse currency movements, but at constant exchange rates was broadly flat, with a higher margin in Seeds offsetting a slightly lower margin in Crop Protection. Operating costs excluding cost of goods sold were lower, partly due to the weaker exchange rates compared to the US dollar, including hedging gains of US$109 million reported in general and administrative, but also lower local currency costs due to cost containment measures, lower provisions for doubtful receivables and the favourable outcome of a legal dispute. Operating income was 3 percent, US$61 million lower in 2009 than in 2008 after absorbing a net adverse US$330 million impact from exchange rate movements. Net financial expense was US$47 million lower in 2009 due to the non recurrence of the currency exchange rate losses in emerging market currencies in the final quarter of 2008 and the tax rate decreased by approximately 2 percent. As a result, 2009 net income was 1 percent higher than 2008.

Acquisitions, divestments and other significant transactions
On March 31, 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

On June 14 and December 17, 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million.

On July 1, 2010, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an exclusive supply and distribution agreement under which Syngenta, on September 1, 2010, assumed responsibility for the supply and distribution of Dow AgroSciences crop protection products in the Commonwealth of Independent States (CIS) region.

On September 30, 2010, Syngenta acquired 100% of the shares of Maribo Seed International ApS (“Maribo Seed”) for a cash payment, plus contingent payments if certain sales targets are achieved. The transaction includes the seed production and sales activities of the Maribo® sugar beet business as well as the Maribo brand name.

On November 8, 2010, Syngenta acquired the 50% equity interest in Greenleaf Genetics LLC owned by Pioneer Hi-Bred International Inc, (“Pioneer”) a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”). This transaction dissolved a joint venture between Syngenta and Pioneer and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Effective January 1, 2011, Syngenta granted Pioneer a non-exclusive, global license to its corn rootworm trait MIR604 (Agrisure®) for corn seed. The trait provides protection from below-ground coleopteran insects, including corn rootworm, a major corn pest in the United States and around the world.

During 2009, Syngenta completed five small acquisitions and three small divestitures, none of which were material either individually or in the aggregate. In addition, on August 31, 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period.

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

Operational Efficiency and Integrated Business Model programs
In 2007, Syngenta began a further Operational Efficiency Restructuring Program in addition to that announced in 2004 (described in the following paragraph) to drive cost savings to offset increased expenditures in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. Savings are targeted in both cost of goods sold and other operating expenses. The cost of this program is estimated at US$550 million in cash and US$180 million in non-cash charges in the period up to the end of 2011, with cash outflows continuing into 2012. Cash spent under the program in 2010 and 2009 totaled US$80 million and US$103 million, respectively. Cumulative spending on the program to the end of 2010 totaled US$343 million.

The Operational Efficiency Cost Saving Program announced in 2004 to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time, was largely completed in 2007. Some cash spending under the program continued thereafter, largely due to cost run-offs from site closures. Cash spent from 2004 to the end of 2010 totaled US$452 million and during 2008, 2009 and 2010 totaled US$97 million.

In addition to the above programs, Syngenta announced on February 9, 2011, a program to integrate global commercial operations for Crop Protection and Seeds. This will enable operational synergies, cost savings and the presentation of an integrated product offer to grower customers. It is estimated that cash costs of approximately US$400 million will be incurred over the period to 2014 to complete the program. It is currently expected that the program will enable operating cost savings from the commercial integration and will also enable cost savings from additional procurement and supply chain efficiencies.

Results of operations
2010 compared to 2009

Sales commentary
Total Syngenta consolidated sales for 2010 were US$11,641 million, compared to US$10,992 million in 2009, a 6 percent increase year on year. At constant exchange rates sales grew by 4 percent. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	8,878	8,491	+9	-6	+3	+2	+5
Seeds	2,805	2,564	+8	-	+8	+1	+9
Business Development	23	8	+197	-	+197	-	+197
Inter-segment elimination	(65)	(71)	-	-	-	-	-
Total	11,641	10,992	+9	-5	+4	+2	+6

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,672	3,581	+5	-3	+2	+1	+3
NAFTA	3,597	3,726	+3	-9	-6	+2	-4
Latin America	2,567	2,134	+24	-4	+20	-	+20
Asia Pacific	1,805	1,551	+10	-	+10	+6	+16
Total	11,641	10,992	+9	-5	+4	+2	+6

Crop Protection

Crop Protection sales in 2010 increased by 5 percent to US$8,878 million, and by 3 percent at constant exchange rates. Volume growth beginning in the second quarter was further aided by a strong Latin American season in the second half of the year and more than offset lower prices. Sales volume was 9 percent higher than prior year. Following two years of price increases, the price environment in 2010 was more competitive, notably in North America, resulting in a 6 percent overall year on year decrease in local currency prices. The rate of price decline was less in the second half of the year. Sales in 2010 were further increased by 2 percent due to currency effects, particularly the stronger Canadian and Australian dollars and Japanese yen relative to the US dollar.

Sales of new products (defined as those launched since 2006) increased by 25 percent to reach US$402 million. The cereal herbicide AXIAL® was launched in France and in Russia. The fungicide REVUS® showed strong growth in the USA and in a number of emerging markets. Sales of the insecticide DURIVO® /AMPLIGO® more than doubled with a highly successful launch in Brazil on vegetables and strong growth in emerging Asia. Sales of AVICTA® also doubled, with launches on corn in the USA and on soybean in Brazil. Isopyrazam, the first in a new class of next generation fungicides which work in an advanced way to control and shut down disease, had a successful initial launch on barley in the UK.

In Selective Herbicides, sales increased by 4 percent driven by volume increases in Syngenta’s corn and soybean crop protection portfolio from increased acreage and the continued benefit of its effectiveness in the management of glyphosate resistant weeds. Sales of Non-selective Herbicides decreased by 13 percent due to a significant price reduction in glyphosate, although volumes recovered sharply in the second half of 2010. Growth of 9 percent in Fungicides was driven by AMISTAR®, particularly in Latin America where soybean rust pressure increased. Total sales of the AMISTAR® family of products reached a record level of US$1.2 billion. Insecticides sales grew by 12 percent reflecting rapid growth in emerging Asia and Latin America where ACTARA® and DURIVO® showed strong growth on multiple crops. Strong Seed Care growth in emerging markets more than offset lower sales in North America resulting in sales growth of 2 percent. Professional Products sales increased due to currency effects as increased volume from some recovery in consumer demand in the garden and ornamental markets was offset by price declines in the turf market.

Volume growth was achieved in all four regions and was particularly strong in Latin America and Asia Pacific. In Europe, Africa & the Middle East, sales improved after a late start in the first half, which was caused by weather and high inventories in the distribution channel, notably in France. Eastern Europe continued to demonstrate strong growth potential despite drought in Russia over the summer. In NAFTA, the impact of the competitive price environment was partly offset by volume growth. Latin America benefited from improved weather and economic conditions as well as higher commodity prices, and Syngenta was able further to reinforce its leading market position. In Asia-Pacific, strong demand was sustained throughout the year particularly in emerging markets, where growers continued to invest in order to improve yield.

Sales by product line are set out below:

(US$ million, except growth %)			Growth
Product line	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Selective Herbicides	2,308	2,221	+8	-7	+1	+3	+4
Non-selective Herbicides	987	1,141	-3	-13	-16	+3	-13
Fungicides	2,662	2,442	+12	-5	+7	+2	+9
Insecticides	1,475	1,312	+14	-3	+11	+1	+12
Seed Care	838	821	+8	-6	+2	-	+2
Professional Products	470	458	+5	-5	-	+3	+3
Others	138	96	+40	+3	+43	-	+43
Total	8,878	8,491	+9	-6	+3	+2	+5

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

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Sales in 2010 increased by 4 percent and 1 percent at constant exchange rates. Volume growth of 8 percent, driven in particular by corn herbicides, was largely offset by sales price declines. The CALLISTO® family of products showed growth in all regions, with the main contribution coming from the USA, where early purchases in advance of the 2011 season affirmed Syngenta’s strong market position there. Sales of TOPIK® decreased significantly due to reduced acreage and increased competition in Canada. Significant volume growth in soybean herbicides reflected their value in combating glyphosate-resistant weeds.

Non-selective Herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Sales decreased by 13 percent from prior year mainly due to lower prices for TOUCHDOWN®, in line with developments in the glyphosate market. After decreasing earlier in the year, TOUCHDOWN® volumes recovered sharply in the second half with strong demand in Latin America, resulting in a slight overall year on year decrease. GRAMOXONE® volumes were lower during the year, but also improved in the second half with good growth in Asia-Pacific.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

The 9 percent sales growth in fungicides was driven by AMISTAR®, which grew by 21 percent during 2010, 20 percent at constant exchange rates. The main growth area was Latin America, where applications against soybean rust increased owing to more moist conditions. Syngenta’s market share in Latin America was reinforced with the opening of new azoxystrobin capacity, which provides the ability to satisfy growing demand. In Asia Pacific, AMISTAR® sales exceeded US$100 million for the first time as the product was introduced in a number of emerging markets on a wide variety of crops.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales of insecticides increased by 12 percent, 11 percent at constant exchange rates, led by the broad spectrum insecticide ACTARA®, used on multiple crops worldwide, which increased in 2010 by 27 percent, 25 percent at constant exchange rates. Sales of the new product DURIVO® more than doubled with a highly successful launch in Brazil and strong growth on rice and vegetables in a number of Asian markets.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed Care volume grew by 8 percent, with strong growth in emerging markets where adoption of the technology is increasing.  Sales prices were 6 percent lower than prior year due mainly to North America, where high channel inventories of treated seed and a competitive environment affected sales of CRUISER® and MAXIM®. This was partly offset by the introduction of AVICTA® on corn in the USA and on soybean in Brazil.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Sales increased by 3 percent, but were flat at constant exchange rates, as a recovery in the Garden and Ornamentals product area from improving consumer demand was offset by a competitive North American turf market. New registrations in Europe contributed to an 11 percent volume increase in the region.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,649	2,667	+3	-4	-1	-	-1
NAFTA	2,383	2,567	+3	-13	-10	+3	-7
Latin America	2,300	1,907	+26	-5	+21	-	+21
Asia Pacific	1,546	1,350	+9	-1	+8	+7	+15
Total	8,878	8,491	+9	-6	+3	+2	+5

Sales decreased slightly in Europe, Africa and the Middle East as the 3 percent volume increase was more than offset by sales price declines. In Western Europe, sales volumes recovered strongly in the second half of the year, following a slow start to the season due to cold weather and high channel inventories in France. Eastern Europe showed solid volume growth for the full year driven by Ukraine, where sales increased by almost 50 percent as the result of accelerating investment in cereals in an improved credit environment.

In NAFTA, sales were 7 percent lower due to price pressure caused by the high level of channel inventories at the start of the year, which resulted in a more competitive market. This was partially offset by volume growth and favorable currency movements. Sales prices were lower across all product lines, particularly in Fungicides and Non-selective Herbicides. Sales of the Non-selective Herbicide glyphosate decreased significantly from 2009 levels due both to lower prices and volumes, although volumes recovered during the second half of 2010. Double digit volume growth, which was broad-based across product lines, was recorded in the second half of the year as customers started to respond to higher crop prices. Sales volume growth was particularly strong in corn Fungicides, which achieved adoption close to levels reached in the strong 2008 growing season.

The sales growth rate was double digits in all product lines in Latin America, where an overall 26 percent volume increase, slightly offset by a 5 percent decrease in prices, resulted in overall sales increasing by 21 percent. Soybean acreage expanded and more favorable weather conditions also brought increased disease pressure. A strong soybean price resulted in greater usage by growers of technology to improve yields. Consequently, sales volume of Syngenta’s leading product PRIORI Xtra™, based on azoxystrobin, increased by almost 50 percent. Argentina experienced particularly strong volume growth, with sales up by 46 percent resulting from an easing of liquidity constraints, drought recovery and a resumption of technology adoption, notably in Seed Care.

In Asia Pacific, sales growth was broad-based across the region as the result of an ongoing crop yield productivity drive in many emerging markets. Sales volume grew by 9 percent, favorable currency movements contributed 7 percent and sales prices decreased slightly resulting in an overall 15 percent growth in sales in the region. The sales growth rate was double digits in China, India and Vietnam, with the rapid expansion of AMISTAR® and strong growth of Insecticides and Seed Care. In developed markets in the region, sales in Australia grew in all product lines while sales in Japan were unchanged.

Seeds
Seeds sales grew by 9 percent, with all regions and all product lines showing increased sales over prior year. Reported sales volume growth was 8 percent despite 2009 sales having benefitted from the implementation of new sales terms in the fourth quarter of that year in NAFTA Corn & Soybean. The new sales terms resulted in sales that otherwise would have been recognized in early 2010 being recognized in 2009, and reduced reported sales volume growth in 2010 by approximately 6 percent. Favorable currency movements increased sales by 1 percent. Prices were flat year on year.

(US$ million, except growth %)			Growth
Product line	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,281	1,210	+5	-1	+4	+2	+6
Diverse Field Crops	524	429	+18	-	+18	+4	+22
Vegetables	663	594	+9	+2	+11	+1	+12
Flowers	337	331	+1	+1	+2	-	+2
Total	2,805	2,564	+8	-	+8	+1	+9

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales grew in all regions, led by NAFTA, Asia Pacific and Eastern Europe, resulting in an overall increase of 6 percent over prior year, 4 percent at constant exchange rates, with 5 percent volume growth partly offset by a 1 percent reduction in local currency prices. Reported volume growth was reduced by 12 percent due to the aforementioned change in NAFTA sales terms. In the USA, Syngenta’s AGRISURE® 3000 GT proprietary triple stack corn seed accounted for 60 percent of the corn portfolio compared with 25 percent in 2009. In soybean, while reported volume decreased due to the change in NAFTA sales terms in 2009, Syngenta estimates to have increased market share in both NAFTA and Latin America. The 1 percent reduction in local currency sales prices reflected the competitive market environment, particularly in soybean.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 22 percent on strong underlying growth supplemented by acquisitions, which added 9 percent to sales. Growth was particularly strong in Eastern Europe, with expanded sales in Russia and Ukraine on higher sunflower acreage and improved credit conditions compared with 2009. This, combined with the full year impact on sales from the third-quarter 2009 acquisition of Monsanto’s sunflower business, resulted in overall volume growth of 18 percent.

Vegetables: major brands, DULCINEA®, ROGERS®, S&G®, Zeraim Gedera

Sales grew by 12 percent as a strong start to the year accelerated in the second half, with all regions except Europe, Africa and the Middle East showing double digit growth. In Europe, Africa and the Middle East, sales grew by 4 percent as the expansion of fresh vegetable sales more than offset a decline in the processing market. Growth in emerging markets was broad-based and reflected increased demand for high quality produce.

Flowers: major brands Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

Sales grew by 2 percent from both volume and price increases. Moderate volume growth occurred in the two main Flowers regions of Western Europe and the USA reflecting advances in genetics as well as some improvement in the economic environment.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	1,047	933	+10	-	+10	+2	+12
NAFTA	1,234	1,187	+3	-	+3	+1	+4
Latin America	275	243	+12	+1	+13	-	+13
Asia Pacific	249	201	+14	+4	+18	+6	+24
Total	2,805	2,564	+8	-	+8	+1	+9

Sales increased by 12 percent in Europe, Africa and the Middle East mainly due to strong volume growth in corn and Diverse Field Crops, including benefits from the sunflower acquisition. Volume growth was strongest in Eastern Europe. Sales prices in local currency were flat as price increases in Vegetables offset decreases in corn, which reflected high industry stock levels. Currency movements increased reported sales in the region by 2 percent.

In NAFTA, sales grew by 4 percent led by increased volume in Vegetables and Corn & Soybean. Sales prices were flat as price increases in Diverse Field Crops and Flowers were offset by price decreases in Corn & Soybean. Sales growth in 2010 was impacted by the aforementioned new sales terms in fourth quarter 2009 in NAFTA Corn & Soybean.

Sales grew 13 percent in Latin America led by Corn & Soybean, particularly in Brazil where corn sales increased significantly. Argentina sales also showed strong growth, increasing over prior year due to increased soybean volumes and the full year impact on sales from the third quarter 2009 acquisition of Monsanto’s sunflower business.

In Asia Pacific, sales grew in all product lines and most major countries. The main contributors to the 24 percent sales growth were Corn & Soybean, which grew by over 30 percent driven by higher volumes and prices in emerging markets, and Vegetables which grew by 24 percent on higher volumes in China and India.

Operating income
Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Operating Income/(loss) (US$ million)	2010	2009	Actual %
Crop Protection	1,738	1,909	-9
Seeds	120	42	+186
Business Development	(91)	(127)	-
Inter-segment profit elimination	26	(5)	-
Total	1,793	1,819	-1

Operating income decreased from 2009 by US$26 million, 1 percent, as strong sales and margin growth in Seeds coupled with lower raw material costs in Crop Protection were more than offset by a significant decline in Crop Protection sales prices. Currency movements increased sales by 2 percent; at constant exchange rates, sales grew by 4 percent with higher sales volumes in both Crop Protection and Seeds offsetting lower sales prices in Crop Protection. Overall gross profit margin increased slightly with higher gross profit margins in Seeds offsetting a 1 percent decline in the larger Crop Protection business. Marketing and distribution costs increased by 5 percent, 4 percent at constant exchange rates, including increased expenditures in emerging markets, particularly Latin America, and higher variable costs from the 9 percent higher sales volumes. Research and development expense increased by 8 percent, with higher expenditures in Crop Protection and Seeds having more than offset a reduction in Business Development.

General and administrative was 26 percent higher than in 2009. General and administrative is reported net of the result of currency hedging programs described below, where the net gain in 2010 was US$79 million less than in 2009. At constant exchange rates, general and administrative was 12 percent higher including the impact of acquisitions in Seeds, increased information system costs and amortization and lower gains on disposals of property, plant and equipment, all of which more than offset savings coming from the operational efficiency programs. Restructuring and impairment, including the portion recorded in cost of goods sold, is described in Note 6 to the financial statements in Item 18 and increased by US$29 million in 2010 to US$178 million mainly due to higher asset impairments.

Excluding the impact of hedging, the favorable impact on sales of a weaker US dollar relative to the Australian and Canadian dollars and overall relative to emerging market currencies was partly offset by the adverse impact on costs, particularly from the stronger Swiss franc. The net result of the hedging program for forecast foreign currency transactions (“EBITDA program”) was a gain of US$30 million compared to a gain of US$109 million in 2009. Taken together, the overall impact of exchange rate movements on operating income was broadly neutral.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	8,878	8,491	–	–	8,878	8,491	+5	+3
Cost of goods sold	(4,496)	(4,262)	–	–	(4,496)	(4,262)	-5	-4
Gross profit	4,382	4,229	–	–	4,382	4,229	+4	+1
as a percentage of sales	49%	50%			49%	50%	-	-
Marketing and distribution	(1,321)	(1,255)	–	–	(1,321)	(1,255)	-5	-4
Research and development	(555)	(508)	–	–	(555)	(508)	-9	-8
General and administrative	(667)	(496)	–	–	(667)	(496)	-35	-15
Restructuring and impairment	(101)	(61)	(101)	(61)	-	–	-	-
Operating income	1,738	1,909	(101)	(61)	1,839	1,970	-7	-6
as a percentage of sales	20%	22%			21%	23%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Sales in 2010 increased by 5 percent, 3 percent at constant exchange rates, with volumes 9 percent higher but local currency prices 6 percent lower. Gross profit margin decreased by approximately 1 percentage point from 2009, with the adverse impact of the lower local currency sales prices largely offset by reductions in raw material costs, including the full year benefit of savings achieved in 2009. Marketing and distribution costs were higher from the 9 percent growth in sales volumes and increased expenditures in emerging markets, particularly Latin America, where sales were 21 percent higher, partially offset by lower provisions for doubtful receivables in the region. Research and development costs were 9 percent higher, 8 percent at constant exchange rates, as Syngenta continued to progress its strong development pipeline. General and administrative costs increased by 35 percent, partly impacted by lower gains on the currency hedging program for forecast transactions and at constant exchange rates increased by 15 percent. In 2009 these costs were net of the impact of the favorable outcome of a legal dispute.

Restructuring and impairment in 2010 and 2009 related primarily to the Operational Efficiency Program announced in 2007 and in particular to the projects to standardize and consolidate global back office services and to further outsource information systems. The increase in costs in 2010 was mainly the result of higher impairments and non-cash restructuring charges, including US$12 million for the impairment of a receivable related to a site disposal due to lower likely redevelopment proceeds.

Operating income in 2010 of US$1,738 million was 9 percent lower than 2009, due to the increased restructuring and impairment charges and because the benefits of the increased sales volumes and lower raw material costs were more than offset by the impact of the lower sales prices and higher other operating costs. Operating income margin declined by 2 percentage points with gross profit as a percentage of sales 1 percentage point lower than in 2009.

The weaker US dollar relative to the Australian and Canadian dollars and emerging market currencies increased reported sales by approximately 2 percent, but this was partly offset by the adverse impact on the cost base of the stronger Swiss franc. In addition, hedging gains under the program to cover forecast transaction exposures, at US$28 million, were US$75 million lower than in 2009 and were reported in general and administrative. The net effect of the US dollar movements was to decrease the segment’s operating income by approximately 1 percent.

Seeds operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	2,805	2,564			2,805	2,564	+9	+8
Cost of goods sold	(1,450)	(1,361)	(18)	(17)	(1,432)	(1,344)	-7	-4
Gross profit	1,355	1,203	(18)	(17)	1,373	1,220	+13	+12
as a percentage of sales	48%	47%			49%	48%
Marketing and distribution	(559)	(540)	-	–	(559)	(540)	-4	-4
Research and development	(410)	(364)	-	–	(410)	(364)	-13	-13
General and administrative	(217)	(199)	-	–	(217)	(199)	-9	-11
Restructuring and impairment	(49)	(58)	(49)	(58)	-	–	-
Operating income	120	42	(67)	(75)	187	117	+60	+46
as a percentage of sales	4%	2%			7%	5%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Seeds sales in 2010 were 9 percent higher than 2009, 8 percent at constant exchange rates, due to higher sales volumes. Gross profit margin increased by 1 percentage point due to higher margins on NAFTA Corn & Soybean sales from the increased weighting of proprietary triple stack seeds in the corn portfolio and increased royalty income. Cost of goods sold in restructuring and impairment in 2010 related to the reversal of the purchase accounting inventory step-up from the Goldsmith, Monsanto’s sunflower business, Pybas and Synergene acquisitions and, in 2009, to the Goldsmith acquisition.

Marketing and distribution costs were 4 percent higher than in 2009 due to continued investment in emerging markets and acquisitions, though partly offset by lower charges for doubtful receivables. Research and development costs were 13 percent higher driven by increased spending in field crops and vegetables. General and administrative costs increased 9 percent, 11 percent at constant exchange rates, due to additional costs resulting from the acquisitions completed in the latter part of 2009 and, in 2010, from higher amortization of acquired intangible assets as well as expenses and amortization related to the implementation of a new global seeds business system.

Restructuring and impairment costs included the reversal of the purchase accounting inventory step-ups noted above. In addition, costs in 2010 included US$15 million to achieve synergies across Flowers sites, US$17 million to integrate recently acquired businesses and US$36 million for the continuation of the programs to standardize and outsource back office operations across the Syngenta business segments, of which US$14 million related to implementing a global system across Seeds. In 2010, these costs were reported net of divestment gains of US$19 million from the de-recognition of the investment in the Greenleaf Genetics LLC joint venture. Syngenta acquired the remaining 50 percent equity interest in Greenleaf Genetics LLC during 2010. Costs in 2009 included US$12 million for the global systems implementation and US$24 million to integrate and drive synergies from the acquisitions of Goldsmith, Yoder, Fischer and Zeraim Gedera.

The weaker average US dollar increased 2010 reported sales by approximately 1 percent and operating income by US$16 million.

Business Development operating loss

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	23	8	–	–	23	8	+197	+197
Cost of goods sold	(11)	(15)	–	–	(11)	(15)	+28	+29
Gross profit	12	(7)	–	–	12	(7)	–	–
as a percentage of sales	52%	–88%	–		52%	–88%	–	–
Marketing and distribution	(12)	(10)	–	–	(12)	(10)	-18	-17
Research and development	(67)	(80)	–	–	(67)	(80)	+17	+17
General and administrative	(15)	(19)	–	–	(15)	(19)	+23	+26
Restructuring and impairment	(9)	(11)	(9)	(11)	–	–	–	–
Operating loss	(91)	(127)	(19)	(11)	(82)	(116)	+30	+31

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Higher sales in 2010 were due to the completion of biofuel technology sales in the year. Otherwise, sales and cost of goods sold related largely to products used in development and marketing trials. Research and development spending decreased 17 percent, with lower expenditures on enzymes and biofuel projects partly offset by increases in sugar cane. Restructuring and impairment in both years largely related to losses on disposal and impairments of available-for-sale financial assets.

Defined benefit pensions
Defined benefit pension expense, which now excludes amortization of actuarial gains and losses in accordance with Syngenta’s revised accounting policy as disclosed in the financial statements in Item 18, increased to US$77 million in 2010 from US$72 million in 2009. Syngenta estimates that the total post-employment charge to profit or loss for 2011 will be approximately US$10 million lower than in 2010, due mainly to the favorable impact of 2010’s investment performance and the US$200 million accelerated pension contribution payment on the expected return on assets component of 2011 pension expense. This outweighs the effect of applying a lower long-term expected percentage return on those higher asset values in order to reflect lower market yields on fixed interest investments.

Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, increased to US$337 million in 2010 from US$125 million in 2009, mainly due to accelerated payment of US$200 million of employer contributions which Syngenta would otherwise have been required to pay in 2011 and 2012. The amounts prepaid include all the deficit recovery contributions due for Syngenta’s UK plan up to its next statutory valuation, which will take place in 2012, substantially all the 2011 service contributions for the Swiss plan, and all the expected contributions to the US plan until the second half of 2012. As a result, Syngenta estimates that its contributions to defined benefit pension plans for 2011 will be approximately US$40 million.

Restructuring and impairment
The following table analyzes restructuring and impairment charges for the years ended December 31, 2010 and 2009:

(US$ million)	2010	2009
Cash costs:
Operational efficiency programs	101	98
Integration and acquisition costs	19	28
Other restructuring costs	14	–
Total cash costs	134	126

Non-cash restructuring and impairment, net	44	23
Total restructuring and impairment 1	178	149

1	US$18 million (2009: US$17 million) is included within cost of goods sold and US$1 million (2009: US$2 million) is included within income/(loss) from associates and joint ventures

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments.  Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short-term employee incentive compensation plans. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

2010
During 2010, charges under the operational efficiency restructuring programs included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency charges included US$14 million largely to realize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US, and US$3 million of other costs.

Integration and acquisition costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of Monsanto’s sunflower business, Goldsmith, Yoder and Pybas and Synergene.

Other restructuring costs of US$14 million were charged largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds announced in February 2011.

Within non-cash restructuring and impairment, net, non-cash restructuring costs include US$18 million of reversal of inventory step-up relating to the acquisitions of Goldsmith in the US and Europe, Monsanto’s sunflower business and the Pybas and Synergene lettuce companies as well as US$3 million of other costs. Impairment costs include US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment, US$10 million for the impairment of a Crop Protection supply agreement, US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional Products market of the Crop Protection business, US$4 million of impairment of a site in the UK and other small impairments totaling US$3 million. Offsetting divestment gains of US$19 million were recorded upon derecognition of the investment in the Greenleaf Genetics LLC joint venture. As described in Note 3 to the consolidated financial statements in Item 18, Syngenta acquired the remaining 50 percent equity interest in Greenleaf Genetics LLC during 2010.

2009
Operational efficiency cash costs of US$98 million included US$15 million for site closure costs in NAFTA, US$18 million for outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group, acquired in 2007.

Non-cash restructuring and impairment, net, included US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs. Offsetting gains of US$9 million related to the sale of an available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

Financial expense, net
Financial expense, net increased by US$19 million compared to 2009 mainly due to higher net interest and bank charges from financing business growth in Latin America and higher net currency losses caused by currency gains from 2009 internal funding restructuring not having reoccurred in 2010.

Taxes
Syngenta’s effective tax rate in 2010 was 16 percent, compared with 17 percent in 2009. The Swiss statutory tax rate applicable to Syngenta remained at 23 percent and the impact of income taxed at different rates reduced the rate by 3 percent in 2010 compared to 4 percent in 2009, due to a smaller share of profit in certain lower tax jurisdictions. The effect of other disallowed expenditures and income not subject to tax reduced the tax rate by 1 percent in 2010, less than the 3 percent decrease in the 2009 tax rate, mainly due to lower non-taxable income. Recognizing previously unrecognized deferred tax assets reduced the tax rate by 5 percent, net, in 2010 compared to a 2 percent decrease in 2009. The recognition was due to a sustained improvement in profitability in a Latin American country, following strong sales growth, although the benefit was partly offset by the impact of deteriorating profitability in another country.

The tax rate on restructuring and impairment costs was 24 percent, compared to 28 percent in 2009 due to the mix of pre-tax gains and losses in the net charge. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data
Net income attributable to Syngenta shareholders in 2010 was US$1,397 million, 1 percent lower than the 2009 amount of US$1,408 million primarily due to lower operating income, including higher net restructuring and impairment charges.

After related taxation, restructuring and impairment charges in 2010 were US$136 million compared to US$107 million in 2009.

2009 compared to 2008

Sales commentary
Total Syngenta consolidated sales for 2009 were US$10,992 million, compared to US$11,624 million in 2008, a 5 percent decrease year on year. At constant exchange rates sales grew by 1 percent. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	8,491	9,231	–4	+2	–2	–6	–8
Seeds	2,564	2,442	+3	+10	+13	–8	+5
Business Development	8	24	–	–	–	–	–
Inter-segment elimination	(71)	(73)	–	–	–	–	–
Total	10,992	11,624	–3	+4	+1	–6	–5

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,581	4,290	–10	+7	–3	–13	–16
NAFTA	3,726	3,633	–	+6	+6	–4	+2
Latin America	2,134	2,245	+4	–9	–5	-	–5
Asia Pacific	1,551	1,456	+6	+7	+13	–7	+6
Total	10,992	11,624	–3	+4	+1	–6	–5

Crop Protection
Crop Protection sales in 2009 declined by 8 percent to US$8,491 million, and by 2 percent at constant exchange rates. The substantial devaluation of emerging market currencies towards the end of 2008 had a strong negative impact on 2009 sales, particularly during the first half of the year, the main northern hemisphere sales season. Except for glyphosate products, the sales price increases achieved at the start of the season broadly held and local currency prices were 2 percent higher, 4 percent excluding glyphosate. The local currency price increases partly offset lower sales volumes caused by late planting and low disease and pest pressure in NAFTA and Europe, severe drought in the southern part of Latin America and tight credit management in emerging markets. Sales prices for glyphosate products declined considerably in the second half of 2009 from their peak 2008 levels. Professional product sales were lower as the economic environment negatively impacted the golf and horticulture markets. Sales of products launched after 2006, which include AXIAL®, REVUS®, DURIVO® and AVICTA®, increased by 17 percent (32 percent at constant exchange rates) to reach US$308 million. In a declining market, Syngenta estimates to have gained market share during the year on a product usage basis.

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

Sales by product line are set out below:

(US$ million, except growth %)			Growth
Product line	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Selective Herbicides	2,221	2,412	–5	+5	–	–8	–8
Non-selective Herbicides	1,141	1,329	+4	–12	–8	–6	–14
Fungicides	2,442	2,620	–6	+6	–	–7	–7
Insecticides	1,312	1,423	–2	+1	–1	–7	–8
Seed Care	821	830	+2	+2	+4	–5	–1
Professional Products	458	527	–12	+1	–11	–2	–13
Others	96	90	–4	+13	+9	–3	+6
Total	8,491	9,231	–4	+2	–2	–6	–8

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, FUSILADE® MAX and TOPIK®

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

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Sales in 2009 of Professional Products decreased due to reduced demand in the golf and horticulture segments caused by the economic downturn.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	2,667	3,214	–12	+7	–5	–12	–17
NAFTA	2,567	2,693	–3	+3	–	–5	–5
Latin America	1,907	2,037	+4	–10	–6	–	–6
Asia Pacific	1,350	1,287	+4	+7	+11	–6	+5
Total	8,491	9,231	–4	+2	–2	–6	–8

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

(US$ million, except growth %)			Growth
Product line	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,210	1,040	+5	+16	+21	–5	+16
Diverse Field Crops	429	462	–1	+12	+11	–18	–7
Vegetables	594	603	–	+5	+5	–7	–2
Flowers	331	337	+4	+1	+5	–7	–2
Total	2,564	2,442	+3	+10	+13	–8	+5

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

Vegetables & Flowers: major brands, DULCINEA®,ROGERS®, S&G®, Zeraim Gedera, Fischer, Goldfisch, Goldsmith Seeds, S&G®, Yoder

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

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2009	2008	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	933	1,077	–5	+8	+3	–16	–13
NAFTA	1,187	979	+6	+16	+22	–1	+21
Latin America	243	216	+12	–	+12	–	+12
Asia Pacific	201	170	+18	+10	+28	–10	+18
Total	2,564	2,442	+3	+10	+13	–8	+5

Sales decreased in Europe, Africa and Middle East mainly due to currency, and were 3 percent higher at constant exchange rates. Local currency sales price increases were implemented, particularly in Eastern Europe, offsetting the impact of currency weakness, but volumes were lower due to credit constraints and reduced Flowers sales. Sales growth accelerated during the year as conditions improved in Eastern Europe, which is a key area for sunflower and sugar beet.

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

Operating Income/(loss) (US$ million)	2009	2008	Actual %
Crop Protection	1,909	2,052	–7
Seeds	42	(28)	–
Business Development	(127)	(132)	–
Inter-segment profit elimination	(5)	(12)	–
Total	1,819	1,880	–3

Operating income decreased from 2008 by US$61 million, 3 percent, due to unfavorable currency exchange rate movements. Currency movements decreased sales by 6 percent; at constant exchange rates, sales grew by 1 percent as higher local currency sales prices in both Crop Protection and Seeds compensated for lower sales volume. Overall gross profit margin decreased approximately 2 percent mainly due to the unfavorable currency movement. Excluding currency exchange rate movements, gross profit margin was broadly flat with an improvement in Seeds offset by a slight decline in the larger Crop Protection business. Marketing and distribution costs decreased by 11 percent, 8 percent at constant exchange rates, including lower charges to bad debt provisions in 2009 and cost containment measures. Research and development expense decreased by 1 percent, but increased at constant exchange rates by 3 percent as local currency spending increased in Seeds.

General and administrative was 16 percent lower than in 2008, including the US$96 million net favorable result of currency hedging programs described below, and was 2 percent lower at constant exchange rates. Restructuring and impairment, including the portion recorded in cost of goods sold, is described in Note 6 to the financial statements in Item 18 and decreased by US$56 million in 2009 to US$149 million due mainly to lower asset impairments.

Movements in currency exchange rates, particularly the strengthening of the US dollar relative to other currencies from the key first half sales season in 2008 to the same season in 2009, decreased operating income by approximately US$330 million including the net result of the hedging program for forecast foreign currency transactions (“EBITDA program”). The net result of the hedging program, which is reported in general and administrative, was a gain of US$109 million in 2009 compared to a gain of US$13 million in 2008.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Actual %	CER %
Sales	8,491	9,231	–	–	8,491	9,231	–8	–2
Cost of goods sold	(4,262)	(4,420)	–	–	(4,262)	(4,420)	+4	+1
Gross profit	4,229	4,811	–	–	4,229	4,811	–12	–2
as a percentage of sales	50%	52%			50%	52%
Marketing and distribution	(1,255)	(1,470)	–	–	(1,255)	(1,470)	+15	+11
Research and development	(508)	(553)	–	–	(508)	(553)	+8	+2
General and administrative	(496)	(653)	–	–	(496)	(653)	+24	+6
Restructuring and impairment	(61)	(83)	(61)	(83)	–	–	–	–
Operating income	1,909	2,052	(61)	(83)	1,970	2,135	–8	+5
as a percentage of sales	22%	22%			23%	23%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Sales in 2009 decreased by 8 percent from 2008, 2 percent at constant exchange rates, including an average 2 percent increase in local currency prices. Gross profit margin decreased by 2 percent from 2008 largely due to currency exchange rate effects. The benefit of the increased sales prices was offset by higher cost inventories carried forward from 2008, when oil prices in particular were higher. Marketing and distribution costs decreased during 2009 through cost containment measures and lower bad debt expense. Charges to provisions for doubtful receivables were increased in late 2008 during the credit crisis and tight credit risk management and improving liquidity enabled lower charges in 2009. Research and development costs were 8 percent lower, but were only 2 percent lower at constant exchange rates and held constant as a percentage of sales as Syngenta continued to progress its strong development pipeline. General and administrative decreased by 24 percent, mainly due to the favorable EBITDA hedging program result noted above. At constant exchange rates, general and administrative decreased by 6 percent mainly due to cost containment measures and the favorable outcome of a legal dispute.

Restructuring and impairment for 2009 related primarily to the Operational Efficiency Program announced in 2007 and in particular to the projects to standardize and consolidate global back office services and to further outsource information systems. The decrease in costs from 2008 was mainly the result of lower asset impairments in 2009.

Operating income in 2009 of US$1,909 million was 7 percent lower than 2008, largely due to the adverse impact of exchange rates on sales not being fully compensated by lower operating costs. Operating income margin was maintained at 22 percent as the impact of the lower gross profit margin was compensated by lower operating costs, excluding cost of goods sold.

The strong US dollar in the first half of 2009, particularly relative to emerging market currencies, reduced reported sales and, to a lesser extent, operating costs. The net effect of the US dollar movements was to decrease the segment’s operating income by approximately US$270 million relative to 2008, after a US$103 million net hedging gain.

Seeds operating income/(loss)

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Actual %	CER %
Sales	2,564	2,442		–	2,564	2,442	+5	+13
Cost of goods sold	(1,361)	(1,329)	(17)	(9)	(1,344)	(1,320)	–2	–10
Gross profit	1,203	1,113	(17)	(9)	1,220	1,122	+9	+18
as a percentage of sales	47%	46%			48%	46%
Marketing and distribution	(540)	(553)	–	–	(540)	(553)	+2	–3
Research and development	(364)	(341)	–	–	(364)	(341)	–7	–10
General and administrative	(199)	(171)	–	–	(199)	(171)	–16	–15
Restructuring and impairment	(58)	(76)	(58)	(76)	–	–
Operating income/(loss)	42	(28)	(75)	(85)	117	57	+107	+216
as a percentage of sales	2%	–			5%	2%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Seeds sales in 2009 were 5 percent higher than 2008, 13 percent at constant exchange rates. Gross profit margin increased by 1 percent, 2 percent excluding restructuring and impairment, due to higher margins on NAFTA Corn & Soybean sales from higher sales prices and the increased weighting of proprietary triple stack seeds in the corn portfolio. Cost of goods sold in restructuring and impairment in 2009 related to the reversal of the purchase accounting inventory step up from the Goldsmith acquisition and, in 2008, to the acquisition of Zeraim Gedera Ltd. (Zeraim Gedera).

Marketing and distribution costs were 2 percent below 2008, but 3 percent higher at constant exchange rates partly due to the flowers and sunflower acquisitions in 2008 and 2009. Research and development costs were 7 percent higher, 10 percent at constant exchange rates as a result of continued investment across the business. General and administrative increased 16 percent, 15 percent at constant exchange rates, due to additional costs resulting from the acquisitions completed in the latter part of 2008 and, in 2009, including higher amortization of acquired intangible assets and expenses related to the implementation of a new global seeds business system.

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

The stronger average US dollar, particularly in the first half of the year, reduced operating income by US$62 million in 2009.

Business Development operating loss

	Total		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2009	2008	2009	2008	2009	2008	Actual %	CER %
Sales	8	24	–	–	8	24	–69	–69
Cost of goods sold	(15)	(18)	–	–	(15)	(18)	+19	+19
Gross profit	(7)	6	–	–	(7)	6	–	–
as a percentage of sales	–88%	25%			–88%	25%
Marketing and distribution	(10)	(10)	–	–	(10)	(10)	–6	–6
Research and development	(80)	(70)	–	–	(80)	(70)	–14	–16
General and administrative	(19)	(21)	–	–	(19)	(21)	+8	+5
Restructuring and impairment	(11)	(37)	(11)	(37)	–	–	–	–
Operating loss	(127)	(132)	(11)	(37)	(116)	(95)	–23	–25

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description

Sales decreased in 2009 as the result of 2008 having benefited from a one-time sale of technology. Otherwise, sales and cost of goods sold related largely to products used in development and marketing trials. Research and development spending increased 14 percent reflecting late stage development costs of ENOGENTM, Syngenta’s corn amylase product, which improves the productivity of ethanol plants, and investment in the new biotech center in China. Restructuring and impairment in both years largely relates to impairment of available-for-sale financial assets, particularly Verenium, where the share price declined significantly.

Defined benefit pensions
Defined benefit pension expense increased to US$72 million in 2009 from US$66 million in 2008 mainly because plan asset market values declined during the second half of 2008 as a result of the turmoil in the global financial markets. Under Syngenta’s former accounting policy applied until December 31, 2009, the expense had increased to US$119 million in 2009 from US$79 million in 2008. Higher amortization expense of US$47 million in 2009 (2008: US$12 million) was the major component of this increase in pension expense. Amortization expense for other post-employment benefits was US$6 million in 2009 (2008: US$8 million).

Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, increased to US$125 million in 2009 from US$113 million in 2008, partly due to foreign currency translation effects and partly to higher contributions paid to the Swiss pension fund to restore a satisfactory funded status in view of the underfunded position which arose at the end of 2008.

Restructuring and impairment
The following table analyzes restructuring and impairment charges for the years ended December 31, 2009 and 2008:

(US$ million)	2009	2008
Non-cash restructuring and impairment, net	23	80
Cash costs:
Operational efficiency programs	98	79
Integration and acquisition costs	28	46
Total cash costs	126	125
Total restructuring and impairment 1	149	205

1	US$17 million (2008: US$9 million) is included within cost of goods sold and US$2 million (2008: US$ nil) is included within income/(loss) from associates and joint ventures

2009
During 2009, operational efficiency cash costs were US$98 million including US$15 million for site closure costs in NAFTA, US$18 million for outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continuing integration and synergy program of the Fischer group, acquired in 2007.

Non-cash restructuring and impairment, net included US$17 million of reversal of inventory step-up mainly related to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs. Offsetting gains of US$9 million related to the sale of an available-for-sale financial asset, US$10 million to the recognition of a reimbursement receivable for a product right impairment and US$7 million to negative goodwill realized on the Goldsmith acquisition.

2008
During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for standardization and consolidation of back office operations.

Seeds integration costs of US$46 million mainly related to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately US$32 million.

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

Taxes
Syngenta’s effective tax rate in 2009 was 17 percent, compared with 18 percent in 2008. The Swiss statutory tax rate applicable to Syngenta decreased by approximately 2 percent compared to 2008 due to rate changes in certain Swiss Cantons and the impact of income taxed at lower rates decreased from 5 percent in 2008 to 4 percent in 2009 following the lower Swiss tax rate. The combined effect of non-recognition of deferred tax assets and reversal of the write-down of deferred tax assets reduced the tax rate by 2 percent in 2009 compared to having increased the rate by 4 percent in 2008 due to losses incurred in 2008 partly related to the exchange rate volatility in the final quarter. This partly compensated for the lower level of adjustments to prior years compared to 2008. The adjustments to prior years in 2008 largely related to the completion of tax audits in several countries in NAFTA and EAME. The tax rate on restructuring and impairment costs was 28 percent, compared to 24 percent in 2008 due to the mix of pre-tax gains and losses in the net charge.

Net income for the period and other supplementary income data
Net income attributable to Syngenta shareholders in 2009 was US$1,408 million, 1 percent higher than the 2008 amount of US$1,399 million. The slight increase was attributable to lower financial expenses, net and income taxes, which more than offset lower operating income.

After related taxation, restructuring and impairment charges in 2009 were US$107 million compared to US$155 million in 2008.

Foreign operations and foreign currency transactions
Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from the operations in Brazil where the Brazilian real is the functional currency of the subsidiaries. During 2010, the Brazilian real experienced an appreciation of approximately 5 percent against the US dollar. To manage its exposure to risks associated with fluctuations of the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Sales to customers in Brazil must be invoiced in Brazilian real to meet local legal requirements. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods. At December 31, 2010, approximately 80 percent of Syngenta’s cash and cash equivalents was held in US dollars and approximately 4 percent was held in Euros. No other individual currency made up more than 2 percent.

Liquidity and capital resources
Syngenta’s principal sources of liquidity consist of cash generated from operations. In the period 2006 to 2010, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, this is also expected to be the case in 2011. Working capital fluctuations are supported by short-term funding available through commercial paper and committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market. Syngenta reported cash and cash equivalents on December 31, 2010 and 2009 of US$1,967 million and US$1,552 million, respectively. At December 31, 2010 and 2009, Syngenta had current financial debt of US$992 million and US$281 million, respectively, and non-current financial debt of US$2,585 million and US$3,303 million, respectively.

Capital markets and credit facilities
Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2010, Syngenta had no commercial paper issuances outstanding. The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed in 2006, amended in 2007, and will mature in July 2013. At December 31, 2010, Syngenta had no borrowings under the Credit Facility. There are no material restrictions on dividends from subsidiaries under this facility.

During 2009, Syngenta issued an unsecured non-current Eurobond with principal amount of EUR 500 million with a maturity in June 2014 and a fixed interest rate of 4.00 percent.

Syngenta’s long term credit rating is A (Standard & Poor’s) and A2 (Moody’s) with a stable outlook and the short term credit rating is A-1 (Standard & Poor’s) and P-1 (Moody’s). Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2010:

(US$ million)	Carrying amount	Value at issue
4.125% Eurobond 2011	667	636
3.500% Swiss franc domestic bond 2012	399	316
3.375% Swiss franc domestic bond 2013	531	484
4.000% Eurobond 2014	673	700
4.125% Eurobond 2015	669	641
5.110% US private placement 2020	95	75
5.350% US private placement 2025	75	75
5.590% US private placement 2035	100	100
Total	3,209	3,027

Management is of the opinion that, absent a major business acquisition or a very significant deterioration in working capital or the rate of receivables collections from that currently expected, the funding available from these sources will be sufficient to satisfy its working capital, capital expenditures and debt service requirements for the foreseeable future, including cash expenditures relating to restructuring programs. In the event of a major business acquisition, Syngenta would seek additional funding from capital markets and other sources. Syngenta regards as sufficiently remote the likelihood that a very significant deterioration in working capital or unexpected decline in the rate of receivables collections will occur so as not to require the development of a detailed contingency funding plan.

Commitments for capital expenditures of US$50 million at December 31, 2010 relate mainly to the current capital investment program.

Cash flow
The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
(US$ million)	2010	2009	2008
Cash flow from operating activities	1,707	1,419	1,466
Cash flow used for investing activities	(450)	(880)	(608)
Cash flow from (used for) financing activities	(844)	170	(457)

Cash flow from operating activities

2010 compared to 2009
Cash flow from operating activities of US$1,707 million in 2010 was US$288 million higher than in 2009. Income before taxes was broadly flat, but this was after a higher level of non-cash charges compared to 2009, including increased depreciation and amortization. Net cash paid for financial expenses was US$120 million lower in 2010 as a result of higher cash outflows related to greater timing differences in 2009 between derivative settlements and realization of the underlying exposures. Working capital contributed US$281 million more cash inflows in 2010 compared to 2009 with a planned 2010 inventory reduction of US$108 million compared to an increase in 2009 of US$178 million and trade payables and other current liabilities providing US$146 million of inflows in 2010 compared to US$33 million of outflows in 2009 due to higher customer advance payments. Trade and other receivables resulted in US$129 million of outflows in 2010 compared to US$55 million of inflows in 2009 due to an increase in other receivables during 2010. These increased inflows were offset by a US$103 million increase in tax payments and a US$183 million increase in spending on provisions, including the accelerated defined benefit pension contributions of US$200 million paid during 2010.

2009 compared to 2008
Cash flow from operating activities of US$1,419 million in 2009 was US$47 million less than in 2008. After reversing non-cash items of US$615 million, income before taxes contributed US$356 million less cash in 2009 mainly due to unfavorable currency exchange rates compared to 2008. Net cash paid for financial expense, net was US$333 million higher in 2009 than in 2008 as a result of the realization in 2009 of exchange losses on emerging market currencies incurred in 2008, and 2008 having benefited from gains from the restructuring during the year of certain internal funding arrangements and the related net investment hedges. These cash flow decreases were offset by a US$118 million reduction in tax payments, a US$76 million reduction in spending on provisions, particularly restructuring provisions, and US$448 million lower cash outflows from working capital in 2009 than occurred in 2008. Inventory levels absorbed US$804 million less cash during 2009 than during 2008 due to the planned stock build-up in 2008. Trade and other receivables contributed US$55 million of cash in 2009 compared to outflows of US$291 million in 2008 due to the rapid sales growth in 2008 and strong cash collections during the final months of 2009. Lower accrued employee bonuses in 2009 than 2008, the high growth in sales rebates payable in 2008 due to the strong 2008 sales, and the timing of cash payments for trade payables and other current liabilities resulted in US$33 million of outflows in 2009 compared to US$669 of inflows in 2008.

Cash flow used for investing activities

2010 compared to 2009
Cash used for investing activities decreased to US$450 million in 2010 from US$880 million in 2009. Additions to property, plant and equipment of US$396 million were US$256 million lower in 2010 than in 2009 as the capital expansion program announced in July 2008 reached completion. Proceeds from disposals of financial assets in 2009 included the sale of Syngenta’s shareholding in Sakata Seeds Corp. Net disposals of US$31 million of marketable securities in 2010 contrasted with net purchases in 2009 of US$41 million, due to excess cash on hand at the end of 2009 having been invested for the short term. Cash spent on acquisitions decreased by US$178 million in 2010 to US$10 million mainly due to the acquisition in 2009 of Monsanto’s sunflower business.

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

Cash flow used for financing activities

2010 compared to 2009
Cash flow used for financing activities was US$844 million in 2010 compared to cash from financing activities of US$170 million in 2009. Net borrowings were US$769 million lower in 2010 than in 2009, which included the issuance of the EUR500 million Eurobond noted above. Net cash expenditures on sales and purchases of treasury shares were US$167 million higher as share repurchases in 2009 were limited to those required to meet the future needs of share based payment plans, while in 2010 approximately US$200 million of shares were repurchased under a repurchase program. Distributions paid to shareholders in 2010 of US$524 million were US$30 million higher than in 2009. Financing activities in 2010 also includes US$48 million of outflows from the acquisitions of non-controlling interests.

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

Research and development (R&D)
Syngenta employs approximately 5,000 people at research and development centers and field stations around the world.  Syngenta’s scientists are dedicated to meeting growers’ needs by raising crop yields and improving quality in a sustainable way. Main global R&D sites are in: Greensboro and Research Triangle Park, NC, USA; Jealott’s Hill, UK; Stein, Switzerland; Goa, India; Beijing, China; Enkhuizen, Netherlands and Toulouse, France.

There are two principal elements to ensuring strong and continuous revenues for Syngenta. The first is to develop new products and technologies and bring them successfully to the market. The second is to support existing products, extending their uses and improving their performance. To accomplish these elements, Syngenta R&D is organized into three main R&D functions: Seeds, Crop Protection and Lawn & Garden. These functions work closely with the business to ensure the overall R&D strategy is delivered, while meeting the needs of the individual businesses. Global platforms, such as the Global Product Safety Group or the Global Regulatory Leadership Team, have been established that support the entire R&D community and show Syngenta’s commitment to becoming a single integrated R&D organization.

With both Seeds and Crop Protection R&D functions, Syngenta R&D is in a position to provide farmers with complete solutions to meet their daily challenges. This is done by leveraging the breadth of Syngenta’s scientific expertise and optimizing the interaction of biology, chemistry and the environment to realize the full potential of plants. Interconnectivity between areas of expertise in seeds and crop protection chemicals is key to driving continuous innovation and bringing the right products to market.

Syngenta R&D is dedicated to developing customer-focused solutions that improve crop yield and quality in a sustainable way. Product safety is essential to this goal and the close working relationship of the Global Product Safety Group and the Global Regulatory Leadership Team worldwide ensure that Syngenta develops and is able to register safe and effective plant varieties and crop protection products.

Collaborations and working with top specialists around the world are essential to bringing in ideas and talent to Syngenta. Syngenta has several strategic partnerships in China, including the Hubei Biopesticide Engineering Research Center for advancing knowledge about the potential of natural products, the Shanghai Institute of Organic Chemistry for crop protection innovations, and the Institute for Genetics and Developmental Biology for innovation in biotechnology. In the US, Syngenta invested in 2009 in Metabolon, a US biotech company, to gain access to its metabolomics technology. This approach provides insight into the biochemical processes happening within a cell to accelerate the development of new chemicals and native and genetically modified traits. Syngenta is also exploring how it can improve agronomic practices. This work includes collaborations in the UK with Manchester University on the use of sensors in agriculture, as well as with London’s Imperial College on building predictive models for biological systems.

The total spent on research and development was US$1,032 million in 2010, US$952 million in 2009 and US$964 million in 2008. Attribution of research and development costs for 2010 was US$555 million for Crop Protection, US$410 million for Seeds and US$67 million in Business Development. In 2009, the attribution was US$508 million for Crop Protection, US$364 million for Seeds and US$80 million in Business Development. In 2008, the attribution was US$553 million for Crop Protection, US$341 million for Seeds and US$70 million for Business Development.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2010 Syngenta had the following contractual obligations to make future payments in the following periods:

(US$ million)	Notes to the financial statements in Item 18 reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	3,529	984	933	1,342	95	175
Interest on financial debt	27	538	120	172	76	67	103
Other non-current liabilities	18	9	–	9	–	–	–
Capital lease payments	25	48	8	27	13	–	–
Operating lease payments	25	119	22	37	39	21	–
Unconditional purchase obligations	25	1,412	746	454	212	–	–
Long-term research agreements and other long-term commitments	25	492	119	171	132	70	–
Total		6,147	1,999	1,803	1,814	253	278

Of the total financial debt, floating rate financial debt is US$320 million (mainly local bank loans and overdraft facilities), US$317 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$3,209 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US private placement notes. Fixed rate interest payments of US$538 million on these are included above. At December 31, 2010, US$1,064 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Other non-current liabilities arise from license agreements signed during 2010, 2009 and 2008 with several counterparties where the related cash flows are payable over several years.

US$884 million of provisions for long-term liabilities shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2011. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated US$228 million of provisions that are expected to be paid during 2011.

The supply agreements for materials which give rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials which meet the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it terminates the agreements before their expiry dates.

The above table excludes pension contributions. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Syngenta’s 2011 contributions to the Swiss fund were largely prepaid in December 2010. Syngenta is committed to pay contributions to its UK defined benefit pension fund according to a schedule, which it agrees in advance with the plan Trustee following each statutory valuation, which normally takes place every three years. In addition to paying a fixed percentage of pensionable pay for employees’ current service, the schedule requires payment of a fixed amount over a fixed number of years to eliminate the past service deficit in the fund. Under the schedule of contributions in force at December 31, 2010, Syngenta is committed to pay deficit contributions of approximately US$31 million per year to the UK fund over the agreed 10 year deficit recovery period, which ends in March 2019. A further US$16 million per year may be payable at three year intervals over this period if the actual return on plan assets falls below a specified level. Syngenta prepaid US$100 million of deficit contributions to the fund in December 2010. As a result, no further deficit contributions are expected to be payable before the next valuation which is due in 2012, when a revised schedule of contributions will be agreed based on the fund’s actuarial position at that time. Because of this, the future contributions payable in accordance with the existing schedule have not been included in the above table. As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $40 million of contributions to its defined benefit pension plans in 2011.

The above table excludes liabilities of US$225 million in respect of uncertain tax positions because it is not possible to make a reasonably reliable estimate of the period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements
Syngenta had no off-balance sheet arrangements as at December 31, 2010, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates
Critical accounting estimates and new accounting pronouncements are discussed in Note 2 to the consolidated financial statements in Item 18.

Recent developments
Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 17, 2011, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Future Prospects
Prices of key crops such as corn, wheat and soybean increased significantly in the second half of 2010 and by the end of the year were 30 percent to 50 percent higher than at the start. These increases largely came after the Northern hemisphere sales season for Syngenta, but if sustained are likely to support sales volume growth in 2011.

Sales volumes of Crop Protection products were 9 percent higher in 2010 than in 2009, and in the second half of the year were 18 percent higher. Conversely due to competitive markets, particularly in NAFTA, local currency sales prices were 6 percent lower than 2009 in the year, 5 percent lower excluding glyphosate products. Syngenta expects local currency sales prices, including that of glyphosate, to stabilize in 2011 compared to 2010, but volume growth is not currently foreseen at the levels seen in the second half of 2010. Following completion of the capacity expansion program in 2010, with increased supply particularly of AMISTAR® and ACTARA®, sales volumes of both of these products increased by more than 20 percent in the year and further volume increases are expected in 2011. Drought conditions in Eastern Europe, particularly Russia, reduced sales growth in 2010 and while seasonal weather and disease patterns are uncertain, volume growth is currently anticipated in 2011. More generally, sales volume growth is expected to again be strong in the emerging markets of Eastern Europe, Latin America and Asia.

In Seeds, sales volumes grew by 8 percent in 2010, with local currency prices flat overall. Volume growth in the second half of the year was 16 percent. Sales growth in the first half and full year were both impacted by the alignment in the second half of 2009 of NAFTA Corn & Soybean sales terms with industry practice, which increased 2009 full year Seeds sales and reduced reported 2010 sales growth by approximately 6 percent. Volume growth in 2011 is expected to moderate from the level seen in the second half of 2010. Corn & Soybean sales are expected to drive volume growth as Syngenta continues to benefit from an improved and competitive product offer and a first full year of control of Greenleaf Genetics. Sales growth in Diverse Field Crops in 2010 benefited from the inclusion of the acquisition in 2009 of Monsanto’s sunflower business, which increased Diverse Field Crop volumes by approximately 9 percent.

Syngenta has a long position in Euros due to sales in the large Western European markets, particularly in the first half of the year, but has a short position in Swiss francs due to significant manufacturing, research and headquarters facilities located in Switzerland. Syngenta hedges forecast transaction exposures under a rolling 12 month program to cover approximately an overall 75 percent of the notional exposure in the major currencies. The program for 2011 is therefore fully in place only at the start of the year. While it is not possible to predict the impact of currency exchange movements in 2011, if the exchange rates seen at the start of the year continue, the impact on reported sales will be positive, largely due to net long positions in Australia, Canada and Japan. However, at the operating income level this would be more than offset by the adverse impact on the cost base of a stronger Swiss franc.  Based on these same exchange rates, the net negative position would be partly offset by hedging gains on forecast transactions higher than the US$30 million realized in 2010. The net hedging result is reported within general and administrative.

Significant savings in Crop Protection raw material costs were achieved in 2009 and 2010, and in 2010 this partly offset the adverse impact on gross profit margin from lower sales prices. Barring a significant further escalation in the oil price in the first half of 2011, the impact of raw material costs is expected to be broadly neutral. Cost increases or decreases in the second half of 2011 mainly impact on gross profit margins in 2012 due to the Crop Protection inventory carry period. Seeds gross profit margins improved in 2010 compared to 2009 excluding the impact of purchase accounting inventory adjustments. The margin increase was partly due to the increased weighting of higher margin triple stack seeds containing Syngenta proprietary traits. Further portfolio mix improvement is currently expected in 2011, but the impact on gross profit margin will be partly offset by the impact of lower production yields in the US in the summer 2010 growing season and higher crop commodity prices, which have an adverse impact on seed product costs.

In 2011, Syngenta will continue to increase its investment in sales, marketing and administrative resources in emerging markets and increase expenditures on research and development. While these increases will be offset by cost savings from the restructuring programs described in the above Operational Efficiency and Integrated Business Model programs section, when combined with costs associated with the higher sales volumes and an expected return of staff incentives to the level reflecting achievement of profit targets, operating costs excluding cost of goods sold and restructuring are currently expected to increase by more than the rate of inflation.

While it is not possible to predict reliably currency exchange gains and losses in 2011, based on interest and forward exchange rates prevailing at the start of the year it is currently expected that financial expense, net, in 2011 will be at a similar level to 2010.

Net income in 2011 will be impacted by restructuring and impairment charges related both to the Operational Efficiency program approved by the Syngenta Board on February 7, 2007 and to the further Integrated Business Model program announced on February 9, 2011, to achieve both cost and operational synergies from integrating Crop Protection and Seeds sales and marketing. The level of restructuring and impairment charges is dependent on the timing of irrevocable restructuring commitments and is difficult to forecast accurately in any one calendar year but, excluding financial asset and other impairment losses, may in 2011 be of the order of twice the level of 2010.

Subject to approval by the shareholders at the Annual General Meeting on April 19, 2011, the Board is recommending to increase the dividend to CHF 7.00 per share paid by way of a cash distribution out of reserves arising from capital contributions. Syngenta also expects to repurchase shares in 2011 to a planned value of approximately US$200 million.

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

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses and impairment losses. The Company presents these measures because:

–	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period-to-period; and

–	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period-to-period and thereby have a volatile impact on results.

Syngenta has been engaged in significant restructuring activities, including the integration of business combinations, since the formation of the Company in November 2000. In the period following the formation of the Company, restructuring programs were initiated to integrate and extract synergies from the now combined operations of the Zeneca agrochemicals business and the Novartis agribusiness. Subsequently, further restructuring programs have been initiated in response to low underlying growth in Crop Protection markets seen at the time these programs were announced. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivized to deliver the benefits of the associated restructuring and not to achieve short term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditures is performed on a similar project basis to that applied with capital investments.

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

Reconciliation of net income excluding Restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2010
Operating income	1,793	(177)	1,970
Income/(loss) from associates and joint ventures	25	(1)	26
Financial expense, net	(141)	-	(141)
Income before taxes	1,677	(178)	1,855
Income tax expense	(275)	42	(317)
Net income	1,402	(136)	1,538
Attributable to minority interests	(5)	-	(5)
Net income attributable to Syngenta AG shareholders	1,397	(136)	1,533
Tax rate	16%	24%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	93		93
Basic earnings per share	15.07	(1.47)	16.54
Diluted earnings per share	14.99	(1.45)	16.44

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2009
Operating income	1,819	(147)	1,966
Income/(loss) from associates and joint ventures	(3)	(2)	(1)
Financial expense, net	(122)	–	(122)
Income before taxes	1,694	(149)	1,843
Income tax expense	(283)	42	(325)
Net income	1,411	(107)	1,518
Attributable to minority interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,408	(107)	1,515
Tax rate	17%	28%	18%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	94		94
Basic earnings per share	15.11	(1.15)	16.26
Diluted earnings per share	15.01	(1.14)	16.15

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2008
Operating income	1,880	(205)	2,085
Income/(loss) from associates and joint ventures	3	–	3
Financial expense, net	(169)	–	(169)
Income before taxes	1,714	(205)	1,919
Income tax expense	(315)	50	(365)
Net income	1,399	(155)	1,554
Attributable to minority interests	–	–	–
Net income attributable to Syngenta AG shareholders	1,399	(155)	1,554
Tax rate	18%	24%	19%
Number of shares – basic (millions)	94		94
Number of shares – diluted (millions)	95		95
Basic earnings per share	14.90	(1.65)	16.55
Diluted earnings per share	14.77	(1.63)	16.40

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2007
Operating income	1,501	(40)	1,541
Income/(loss) from associates and joint ventures	(3)	–	(3)
Financial expense, net	(42)	–	(42)
Income before taxes	1,456	(40)	1,496
Income tax expense	(321)	38	(359)
Net income	1,135	(2)	1,137
Attributable to minority interests	(2)	–	(2)
Net income attributable to Syngenta AG shareholders	1,133	(2)	1,135
Tax rate	22%	95%	24%
Number of shares – basic (millions)	96		96
Number of shares – diluted (millions)	97		97
Basic earnings per share	11.80	(0.03)	11.83
Diluted earnings per share	11.66	(0.03)	11.69

(US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
2006
Operating income	874	(321)	1,195
Income/(loss) from associates and joint ventures	(11)	–	(11)
Financial expense, net	(20)	–	(20)
Income before taxes	843	(321)	1,164
Income tax expense	(176)	87	(263)
Net income	667	(234)	901
Attributable to minority interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	664	(234)	898
Tax rates	21%	27%	23%
Number of shares – basic (millions)	98		98
Number of shares – diluted (millions)	100		100
Basic earnings per share	6.76	(2.42)	9.18
Diluted earnings per share	6.65	(2.38)	9.03

Constant exchange rates
Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2010 and 2009. For example, if a European entity reporting in Euro sold €100 million of products in 2010 and 2009, Syngenta’s financial statements would report US$133 million of revenues in 2010 (using 0.75 as the rate, which was the average exchange rate in 2010) and US$139 million in revenues in 2009 (using 0.72 as the rate, which was the average exchange rate in 2009). The CER presentation would translate the 2010 results using the 2009 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Members of the Board of Directors (as of February 17, 2011)

Qualifications, elections and terms of office
Syngenta is led by a strong and experienced Board. The Board includes representatives from six nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.
The members of the Board of Directors are elected by the shareholders at the Annual General Meeting. The elections are held individually. According to the Articles of Incorporation the terms of office are coordinated so that every year approximately one third of all members of the Board are subject to election; a term of office may not exceed three years. The members of the Board automatically retire after the lapse of the twelfth year of office or, if earlier, on expiry of the seventieth year of age. In each case, retirement becomes effective on the date of the next Annual General Meeting following such event.

Role of the Board of Directors and the Board Committees
The Board exercises full and effective control of the Company. It holds ultimate responsibility for the strategy and for the supervision of executive management. In addition the Board of Directors takes an active role in reviewing and enhancing Corporate Governance within Syngenta.

The main responsibilities of the Board of Directors are the following:

Responsibilities
-	Ultimate direction of the business of the Company and the giving of the necessary directives
-
Approval of the strategic direction and the strategic plans of the Company and of its Divisions; approval of budgets and other financial targets and decisions on the financial means necessary to attain those targets

-	Determination of the essential features of the organization of the Company
-	Determination of the duties and responsibilities of the Chairman of the Board, the Chairman’s Committee, the CEO and the Executive Committee
-	Approval of the organization of accounting, financial control, and financial planning
-	Approval of the quarterly Reports and of the Annual Report for the Company as a whole and for the Divisions
-	Appointment and removal of the persons entrusted with the management and representation of the Company
-	Approval of the principles of leadership and communication
-	Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives

-	Preparation of General Meetings of shareholders and the carrying out of the resolutions adopted by such General Meetings of shareholders
-	Approval of corporate policy, including financial, investment, personnel, and safety & environmental protection policies
-	Approval of acquisitions/divestments of companies, businesses, of fixed assets, land, IT projects, product lines and licenses
-	Approval of the Company’s entry into new spheres of activity and withdrawal from existing ones
-	Approval of the choice of new or the closing of existing sites of fundamental significance
-
Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors, as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation

-	Examination of the professional qualifications of the external auditor
-	Approval of the institution or defense of legal proceedings in cases of fundamental significance for the Company
-	Notification of the court if liabilities exceed assets

The Company Secretary acts as Secretary to the Board.

The Board of Directors meets on a regular basis. The Chairman, after consultation with the Chief Executive Officer, determines the agenda for the Board meetings. Any member of the Board of Directors may request the convening of a meeting or the inclusion of items of business in the agenda. In 2010, apart from the Board meetings, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

The Board of Directors regularly reviews its own and senior management’s performance, and takes responsibility for succession planning.

Some of the Board’s responsibilities are delegated to the Chairman’s Committee, the Audit Committee, the Compensation Committee, and the Corporate Responsibility Committee. The Board Committees meet on a regular basis. Their members are provided with the materials necessary to fulfill their duties and responsibilities, and to submit full reports to the Board.

Risk Management is of highest importance in Syngenta; responsibility for this is assumed by the full Board and, within the scope of its duties, by every individual Board Committee.

The Board members nominate the Chairman of the Board. He shares responsibility for the strategic direction of Syngenta with the Chief Executive Officer (CEO). He ensures close liaison between the Board, its Committees and the CEO. In consultation with the CEO, the Chairman supervises the implementation of resolutions of the Board and of its Committees. The Chairman represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

The Board of Directors of Syngenta has delegated the operational management of business operations to the Executive Committee.

Information and control instruments of the Board of Directors

The Board recognizes the importance of being fully informed on material matters that impact Syngenta. It supervises management and monitors its performance through reporting and controlling processes and through the Board Committees. It ensures that it has sufficient information to make the appropriate decisions through the following means:

-
All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board

-
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available to all members of the Board of Directors

-	All Board Committees regularly meet with members of management, external advisors and the external auditor

-	Important information is regularly sent to the Board.

Internal Audit
Internal Audit, as an inspecting and monitoring body, carries out control, operational and system audits. All organizational units and associated companies are subject to audit. Audit plans are reviewed and approved by the Audit Committee, and any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.
In connection with the operation of controls, including controls over financial reporting, a self-certification “Letter of Assurance” process is in place. The letters of assurance are cascaded down through the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit and the Audit Committee. Internal Audit reports on issues arising from internal audits to the Audit Committee. The Audit Committee reports to the Board of Directors.

External auditor
The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. At the completion of the audit, the external auditor presents and discusses the audit report on the financial statements with the Audit Committee, highlighting any significant internal control issues identified during the course of the audit. The external auditor regularly participates in the Audit Committee meetings, and at least once a year the lead partners take part in a meeting with the Board of Directors.

Board of Directors oversight over external audit
The Audit Committee, on behalf of the Board of Directors, is responsible for monitoring the performance of the external auditor, checking its independence, and coordinating its work with Internal Audit. In addition, the Audit Committee monitors the implementation of findings of external and internal auditors by management. The Audit Committee meets regularly with the lead partners of the external auditor, as well as with Internal Audit. In addition, it prepares proposals for the appointment or removal of the external auditor for submission to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the external auditor. It reports to the Board of Directors about the discussions with the external auditor. At least once a year, the lead partners take part in a meeting of the Board of Directors.

Board of Directors

Members	Meetings attended1
Martin Taylor2	5
Jürg Witmer	5
Michael Mack	5
Stefan Borgas	5
Peggy Bruzelius	5
Pierre Landolt	5
David Lawrence	5
Peter Thompson	5
Jacques Vincent	5
Rolf Watter	5
Felix A. Weber	5
1           Five meetings held in 2010
2           Chairman

Chairman’s Committee

Responsibilities
-	Prepares the meetings of the Board of Directors
-	Makes decisions on behalf of the Board in urgent cases
-	Deals with all business for the attention of the Board of Directors, and comments on matters falling within the Board’s authority before the latter makes any decision on them
-	Acts as Nomination Committee for Board successions
-	Upon request of the CEO, approves on its own authority appointments to selected senior positions
-	Approves acquisitions/divestments of companies, businesses, fixed assets, land, IT projects, product lines and licenses within the financial limits established by the Board of Directors

The Chairman’s Committee consists of four members: the Chairman, the Vice Chairman, the CEO and one other member of the Board; the Company Secretary acts as Secretary to the Committee

Members	Meetings attended1
Martin Taylor2	5
Jürg Witmer	5
Michael Mack	5
Rolf Watter	4

1	Five meetings held in 2010
2	Chairman

Audit Committee

Responsibilities
-	Monitors the performance of external and internal auditors as well as the independence of the external auditor
-	Monitors the implementation of findings of external and internal auditors by Management
-	Assesses the quality of the financial reporting and prepares Board decisions in this area
-	Reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations

The Audit Committee consists of at least three independent, non-executive Directors; a member of the Corporate Legal Department acts as Secretary to the Committee

Members3	Meetings attended1
Peggy Bruzelius2	6
Stefan Borgas	6
Peter Thompson	6

1	Six meetings held in 2010, whereof two were telephone conferences
2	Chairman
3	The external auditor attended all meetings in 2010, except one telephone conference.
The CFO is generally invited to the meetings of the Audit Committee.

Compensation Committee

Responsibilities
–	Reviews and sets the compensation of the members of the Executive Committee
-	Makes recommendations to the Board on the compensation of the Chairman, the CEO and the members of the Board
–	Defines the rules of the Long-Term Incentive Plan (LTI) and the Deferred Share Plan (DSP)

The Compensation Committee consists of four non-executive Directors; the Global Head of Human Resources acts as Secretary to the Committee

Members3	Meetings attended1
Felix A. Weber2	4
Martin Taylor	4
Jacques Vincent	4
Jürg Witmer	4

1	Four meetings held in 2010
2	Chairman
3	The CEO attends the Compensation Committee meetings as a permanent guest, except when his own compensation or other subjects with reference to his own situation are discussed

Corporate Responsibility Committee

Responsibilities
–	Acts as custodian of the Board in all Corporate Responsibility matters
–	Reviews Corporate Responsibility related actions proposed by the Executive Committee
-	Monitors the effectiveness of the implementation of Corporate Responsibility related internal policies

The Corporate Responsibility Committee consists of at least three non-executive Directors and the CEO; the Company Secretary acts as Secretary to the Committee

Members	Meetings attended1
Martin Taylor2	2
Pierre Landolt	2
Michael Mack	2
David Lawrence	2

1	Two meetings held in 2010
2	Chairman

Members of the Board of Directors
(at February 17, 2011)

Martin Taylor
British, age 58

Functions in Syngenta
Chairman of the Board, non-executive Director

Chairman of the Chairman’s Committee and the Corporate Responsibility Committee, and member of the Compensation Committee. He is also Chairman of the Syngenta Foundation for Sustainable Agriculture

Professional background
Martin Taylor is currently Vice Chairman of RTL Group SA. Previously he was an Advisor to Goldman Sachs International (1999–2005), Chairman of WHSmith plc (1999–2003), and Chief Executive Officer of Barclays plc (1993–1998) and Courtaulds Textiles (1990–1993). He is a member of the British government’s Independent Banking Commission.
Martin Taylor has a degree in oriental languages from Oxford University.

Initial appointment in:	2000
Term of office:	2011

Jürg Witmer
Swiss, age 62

Functions in Syngenta
Vice-Chairman, non-executive Director
Member of the Chairman’s Committee and of the Compensation Committee

Professional background
Jürg Witmer is currently Chairman of Givaudan SA and Clariant AG. He joined Roche (1978) in the legal department and subsequently held a number of positions including Assistant to the CEO, General Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. He became CEO of Givaudan Roure (1999) and then Chairman of the Board of Directors of Givaudan (2005).
Jürg Witmer has a doctorate in law from the University of Zurich, as well as a degree in international studies from the University of Geneva.

Initial appointment:	2006
Term of office:	2012

Michael Mack
American, age 50

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice

President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack is also Chairman of the Board of the Swiss-American Chamber of Commerce.
Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Initial appointment in:	2008
Term of office:	2013

Stefan Borgas
German, age 46

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Stefan Borgas has been President and Chief Executive Officer of Lonza since June 2004. Prior to joining Lonza, he spent 14 years with BASF Group where he held various leadership positions in Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China.
Stefan Borgas holds a degree in Business Administration from the University of Saarbrücken and a Master of Business Administration from the University of St. Gallen. He is member of the Board of SGCI Chemie Pharma Schweiz, the association of Swiss chemical and pharmaceutical industries, of the Swiss-American Chamber of Commerce and of the Swiss Management Gesellschaft (SMG).

Initial appointment:	2009
Term of office:	2012

Peggy Bruzelius
Swedish, age 61

Functions in Syngenta
Non-executive Director
Chairman of the Audit Committee

Professional background
Peggy Bruzelius is currently Chairman of Lancelot Holding AB. In addition she serves as Vice Chairman of Electrolux AB and as a Director of Husqvarna AB, Akzo Nobel NV, Axfood AB and Diageo plc. Peggy Bruzelius is a member of the Royal Swedish Academy of Engineering Sciences. In addition she is a member of the Board of Trustees of the Stockholm School of Economics. Previously she was Executive Vice President of SEB-bank (1997–1998) and Chief Executive Officer of ABB Financial Services (1991–1997).
Peggy Bruzelius holds a Master of Science from the Stockholm School of Economics and an Honorary Doctorate from the same university.

Initial appointment:	2000
Term of office:	2012

Pierre Landolt
Swiss, age 63

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee. He is also a member of the Board of the Syngenta Foundation for Sustainable Agriculture

Professional background
Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He is also a partner with unlimited liabilities of the private bank Landolt & Cie. Pierre Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, of the Instituto Estrela de Fomento ao Microcrédito, of AxialPar Ltda and Moco

Agropecuaria Ltda, and, in Switzerland, as Chairman of Emasan AG and Vaucher Manufacture Fleurier SA, and as Vice-Chairman of Parmigiani Fleurier SA. He is a Director of EcoCarbone SAS, France, and Amazentis SA, Switzerland. He is also Vice-Chairman of the Montreux Jazz Festival Foundation.
Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

Initial appointment:	2000
Term of office:	2012

David Lawrence
British, age 61

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee and Chairman of the Science and Technology Advisory Board

Professional background
David Lawrence was Head of Research & Development at Syngenta from September 1, 2002 until the end of September, 2008. Prior to this role , David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. He is also a member of the BBSRC Council and a Board member for Rothamsted Research, Plastid AS and the UK Biosciences Knowledge Transfer Network for which he chairs the Industrial Biotechnology Group. He is a member of the UK Foresight Lead Expert Group on Food and Farming, and of the UK Industrial Biotechnology Leadership Team.
David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Initial appointment:	2009
Term of office:	2012

Peter Thompson
American, age 64

Functions in Syngenta
Non-executive Director

Member of the Audit Committee

Professional background
Peter Thompson is currently a Director of Sodexo SA. Previously he was President and Chief Executive Officer of PepsiCo Beverages International (1996–2004), President of PepsiCo Foods International’s Europe, Middle East and Africa Division (1995–1996) and of Walkers Snack Foods in the UK (1994–1995). Before joining PepsiCo he held various senior management roles with Grand Metropolitan plc, including President and Chief Executive Officer of GrandMet Foods Europe (1992–1994), Vice Chairman of The Pillsbury Company (1990–1992), and President and Chief Executive Officer of The Paddington Corporation (1984–1990). He is also Chairman of the Vero Beach Museum of Art.
Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Initial appointment:	2000
Term of office:	2011

Jacques Vincent
French, age 64

Functions in Syngenta
Non-executive Director

Member of the Compensation Committee

Professional background
Jacques Vincent has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, from 1998 until 2008. He retired from this company in 2010 and sits on the board of various companies, among them Danone, Yakult,

Cereplast and Mediaperformance. He began his career with Danone in 1970 and has since held various financial and overall management positions within this group.
Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris. He holds a bachelor in Economics from Paris University and a Master of Science from Stanford University.

Initial appointment:	2005
Term of office:	2013

Rolf Watter
Swiss, age 52

Functions in Syngenta
Non-executive Director

Member of the Chairman’s Committee

Professional background
Rolf Watter has been a partner in the law firm Bär & Karrer in Zurich since 1994. He was a member of its executive board and later an executive Director from 2000 until 2009. He is a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), of Nobel Biocare Holding AG, of UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He was formerly non-executive Chairman of Cablecom Holding (2003–2008), a Director of Centerpulse AG (2002–2003), of Forbo Holding AG (1999–2005) and of Feldschlösschen Getränke AG (2001–2004). In addition, Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the SIX Swiss Exchange Regulatory Board and its Disclosure Commission of Experts.
Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Initial appointment:	2000
Term of office:	2011

Felix A. Weber
Swiss, age 60

Functions in Syngenta
Non-executive Director

Director and Chairman of the Compensation Committee

Professional background
Felix A. Weber is currently Executive Committee Co-Chairman of Nomura Switzerland and a Managing Director of Nomura International Ltd. Previously, he was a Director of Publigroupe (2005–2009), a Director of Valora (2006–2008), a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (former parent entities of Cablecom GmbH) (2003–2005), a Director of Cablecom GmbH (2004–2005), Managing Director of Lehman Brothers Ltd. (2006–2008), Executive Vice President and Chief Financial Officer of Adecco SA (1998–2004), Associate Project Manager and Principal of McKinsey & Company in Zurich (1989–1997), and Chief Executive Officer of Alusuisse South Africa (1982–1984).
Felix A. Weber graduated from the University of St. Gallen with an MBA in operations research and finance and a PhD in marketing.

Initial appointment:	2000
Term of office:	2011

The business address of all Directors is Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland.

Executive Committee

Under the direction of the CEO, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer (CEO), the Chief Operating Officers (COO) of Crop Protection and Seeds, the Chief Financial Officer (CFO), the Head of Research & Development, the Head of Global Operations, the Head of Business Development, and the Head of Legal & Taxes.

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the

Executive Committee, representing the latter both inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The CEO in turn ensures the Executive Committee’s efficiency and effectiveness for the Chairman, the Chairman’s Committee, and the Board. The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Responsibilities of the Executive Committee
-	Formulates the fundamentals of corporate policy
-	Draws up and approves the Group strategy and strategic plans for the submission to the Board of Directors or the Chairman’s Committee
-	Implements the strategies and the periodic assessment of the attainment of goals
-	Draws up, approves, and implements one-year plans for the Company and the Divisions for the attention of the Chairman’s Committee
-	Submits quarterly and yearly reports for the attention of the Board of Directors or its Committees
-	Makes personnel appointments and modifications to the organization within its own area of authority
-	Promotes a modern and active leadership style
-	Ensures provision and optimal utilization of resources (finances, management capacity)
-	Promotes an active communications policy both within and outside the Company
-	Examines and approves significant agreements with third parties and business activities involving extraordinary high risks
-	Establishes guidelines for planning, organization, finance, reporting, information technology etc.

Members of the Executive Commitee (at February 17, 2011)
Michael Mack1
Alejandro Aruffo
John Atkin
Robert Berendes
Christoph Mäder
Mark Peacock
Davor Pisk
John Ramsay

1	CEO

Michael Mack
American, age 50

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack is also Chairman of the Board of the Swiss-American Chamber of Commerce.
Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Initial appointment:	2008

Alejandro Aruffo
Italian/American, age 51

Function in Syngenta
Head of Research & Development

Professional background
Alejandro Aruffo was Vice President Global Pharmaceutical Development, Abbott (2005–2008), President Abbott Bioresearch Center and Vice President Abbott Immunology Research and Development (2003–2005), President Abbott Bioresearch Center and Divisional Vice President Abbott Immunology Research (2002–2003), Vice President Cardiovascular and Metabolic Disease Drug Discovery (2001–2002), and Vice President Immunology Drug Discovery (1998–2001) for Bristol-Myers Squibb. Prior to these roles he held various positions at Bristol-Myers Squibb.
He graduated from the University of Washington with BSc degrees in chemistry and mathematics and from Harvard University with a PhD in biophysics.

Initial appointment:	2008

John Atkin
British, age 57

Function in Syngenta
Chief Operating Officer Crop Protection

Professional background
John Atkin was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998), and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998 he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008 he was appointed Visiting Professor at the Institute for Research on Environment and Sustainability (IRES) at the University of Newcastle upon Tyne. He is also Chairman of CropLife’s Crop Protection Strategy Council (global industry association).
He graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Initial appointment:	2000

Robert Berendes
German, age 46

Function in Syngenta
Head of Business Development

Professional background
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

Initial appointment:	2007

Christoph Mäder
Swiss, age 51

Functions in Syngenta
Head of Legal & Taxes and Company Secretary

Professional background
Christoph Mäder was Head of Legal & Public Affairs for Novartis Crop Protection (1999–2000) and Senior Corporate Counsel for Novartis International AG (1992–1998). He is Chairman of SGCI Chemie Pharma Schweiz, the association of Swiss chemical and pharmaceutical industries. He is also a member of the Executive Committee of the Board of economiesuisse, the main umbrella organization representing the Swiss economy and of the Executive Board of the Business and Industry Advisory Committee (BIAC) to the Organization for Economic Co-operation and Development (OECD).

He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Initial appointment:	2000

Mark Peacock
British, age 50

Function in Syngenta
Head of Global Operations

Professional background
Mark Peacock was previously Head of Global Supply (2003–2006) and Regional Supply Manager for Asia Pacific (2000–2003) for Syngenta. Prior to this he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties.
He has a degree in chemical engineering from Imperial College, London, and a Masters in international management from McGill University in Montreal.

Initial appointment:	2007

Davor Pisk
British, age 52

Function in Syngenta
Chief Operating Officer Seeds

Professional background
Davor Pisk was Region Head Crop Protection Asia Pacific (2003–2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998–2001). Prior to 1998, he was Head of Herbicides for Zeneca (1993–1997) and General Manager of ICI Czechoslovakia (1991–1993).
He has a BA in Economics and Politics from Exeter University, UK, and an MA in Political Science from the University of California, USA.

Initial appointment:	2008

John Ramsay
British, age 53

Function in Syngenta
Chief Financial Officer

Professional background
John Ramsay was Group Financial Controller (2000–2007) for Syngenta. Prior to that, he was Zeneca Agrochemicals Finance Head Asia Pacific (1994–1999), Financial Controller ICI Malaysia (1990–1993), and ICI Plant Protection Regional Controller Latin America (1987–1990). Before joining ICI in 1984, he worked in Audit and Tax at KPMG.
He is a Chartered Accountant and also holds an honors degree in finance and accounting.

Initial appointment:	2007

Planned changes to Executive Committee member roles

On February 9, 2011, Syngenta announced a program to integrate global commercial operations for its Crop Protection and Seeds businesses. Under this program, Syngenta will integrate its business model by creating 19 territories with a strategic crop focus. The territories will be grouped under four geographic regions. This entails the following changes at the Executive Committee level:

John Atkin, currently COO Crop Protection, will assume cross-business executive responsibility for the regions Europe, Africa & the Middle East and Latin America. He will also have global strategic responsibility for Cereals, Soybean, Sugar cane and Specialty crops. He will continue to oversee Crop Protection performance.

Davor Pisk, currently COO Seeds, will assume cross-business executive responsibility for the regions North

America and Asia Pacific. He will also have global strategic responsibility for Corn, Diverse Field Crops, Rice and Vegetables. He will continue to oversee Seeds performance.

Service Contracts
The employment agreements with members of the Executive Committee, including the CEO, and the agreements with the members of the Board of Directors, including the Chairman, do not have any change of control clauses. The agreements with members of the Executive Committee or the Board of Directors do not contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other events of termination. In case the Chairman is removed from office by the Board of Directors prior to expiry of his term of office, he is entitled to a payment of one fourth of the annual fee. No guarantees, pledges, collateral promises or other forms of liabilities were entered into with third parties to the benefit of non-executive Directors or member of the Executive Committee, or parties related to them, and, at February 17, 2011, there are no such liabilities outstanding.

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

Overview

The Compensation Report describes Syngenta’s approach to compensation, its principles and elements in general as well as its governance. It also provides detailed information on the compensation of the Board of Directors and the Executive Committee for 2010. This is in accordance with Appendix 1 of the Swiss Code of Best Practice for Corporate Governance and in line with Swiss law and the relevant reporting standards.

Compensation System

Compensation principles
Syngenta’s compensation principles are centered on the need to provide simple, transparent, performance-oriented and market competitive compensation for all employees, including senior executives. In particular, the compensation policy and system are designed to:

–	attract and retain highly qualified successful employees to deliver the strategic plans and objectives of the Company

–	encourage and reward personal contribution and individual performance in accordance with our Company values

–	align reward with sustainable performance and recognize excellence

–	align the interests of employees, shareholders, and other stakeholders

All employees, including senior executives, are subject to a formalized performance management process. This process is built on a number of guiding principles with the aim of aligning individual, team and organizational objectives, stretching performance, and supporting individual development.

The Syngenta remuneration structure supports both individual and organizational performance by linking individual performance and the financial success of the Company to compensation. The link to compensation is one of the key elements by which Syngenta differentiates and recognizes individual performance and leadership. Annual performance ratings of individuals influence both the annual base pay and variable compensation. Changes to annual base pay are influenced by individual performance and salary budgets that are based on the economic situation of Syngenta.

The compensation of all employees is reviewed on a regular basis and is designed with reference to total compensation levels for comparable positions at relevant benchmark companies. For example, an individual who achieves his or her performance objectives is generally awarded compensation comparable to the median level of compensation provided by benchmark companies. Each country regularly conducts market research and participates in the Hay Group, Hewitt, Mercer and Towers Watson salary surveys plus any appropriate local surveys. Where possible, employee salaries for each role are benchmarked against two groups within their country:

–	Related industry group – examples would include BASF, Bayer, Dow Chemical, Du Pont, Monsanto

–
General industry group – especially for functional roles such as Finance and Legal, comparisons to a range of industries are used, including chemical, pharmaceutical, industrial, oil and gas, and consumer goods

Compensation of members of the Executive Committee is also reviewed on a regular basis. It is benchmarked against a set of relevant comparable companies and markets that are evaluated and selected to provide the best representation of the labor markets in which Syngenta competes for top talent. For 2010, this included the following two groups of comparable companies:

–
Swiss Group: Twelve comparable multinational companies headquartered in Switzerland, which included ten relevant SMI companies and two SMIM companies. Financial institutions and Insurance companies were excluded.

–
Pan-European Group: Twenty companies selected from the FT Euro 500 list. The companies are in the chemical, pharmaceutical, industrial, oil and gas, and consumer goods sectors, and all have significant R&D operations. These comparable companies are larger or smaller than Syngenta, and are based in Belgium, Germany, England, France, Ireland, the Netherlands and Switzerland.

In addition, the Compensation Committee reviews data from selected agribusiness, pharmaceutical, and chemical companies headquartered in the US and Canada.

Taking into account all of this data, the performance of the business and individuals, and the recommendation of the external advisor, the Compensation Committee uses its judgment to determine the appropriate compensation levels of the Executive Committee.

Every year, the Syngenta Compensation Committee reviews with the external advisor the sets of comparable companies and industries for appropriateness and comparability. Pension and insurance information are reviewed periodically.

The compensation of members of the Board of Directors is compared to the same Swiss companies that are relevant for compensation of the members of the Executive Committee.

The market data for each role in the Executive Committee is supplied by the external compensation advisor (Hay Group), which also provides market information and advice on compensation for the Chairman and other non-executive Directors.

The Board of Directors and the Compensation Committee currently consult with the Hay Group on compensation policy matters and other relevant market information. Syngenta collaborates with the Hay Group only in compensation related areas.  As necessary, other independent compensation advisors are consulted. In addition, support and expertise are provided by internal compensation experts, including the Global Head of Human Resources and Global Head of Compensation and Benefits.

Compensation elements
Three elements of compensation are relevant for Syngenta:

–	fixed compensation – base salary/pay;

–	variable compensation – short-term incentive plans and, for selected senior executives, long-term incentive plans;

–	benefits.

Fixed compensation
Fixed compensation is typically paid in cash on a monthly basis as base salary, which is set by reference to the:

–	size and scope of the job;

–	skills, experience and performance of the individual;

–	level or grade to which the job is assigned;

–	external market value of the job.

Base salaries also serve as the basis for variable compensation. In order to ensure accuracy, base salaries are subject to review every year by considering such factors as benchmark data, market movement, economic considerations, and the performance management process.

In addition, certain employees may receive customary cash allowances for expenses and, if applicable, housing, relocation or transition assistance as part of an international transfer.

Variable compensation
Variable compensation consists of short-term and, for certain senior executives, long-term incentives, and is linked to performance. The variable compensation is determined by the size and scope of the role, location, skills and experience of the individual, business performance and individual performance, as well as the external market value of the respective role. Depending on the applicable plans, variable compensation can be granted in cash, shares, restricted stock units and/or stock options.

A significant portion of the short-term and long-term incentive programs for members of the Executive Committee and senior managers is equity based and subject to a vesting period. The purpose of equity-based compensation is to encourage the Executive Committee and senior managers to focus on the long-lasting success and growth of the Company, and to align their compensation with shareholders’ interests.

Both short-term and long-term awards are determined solely on the basis of pre-defined performance measures. They are only awarded if the employee or executive fully meets the performance objectives. Details of the various short-term and long-term incentive plans are provided in the following sections.

Benefits
Benefits relate mainly to pension, insurance and healthcare plans with the purpose to establish a reasonable level of security for all employees and their dependents with respect to retirement, health, disability and death. The level of benefits is subject to country-specific laws, regulations and market practices. Other benefits that may be paid according to local market practice include long-service awards and perquisites. Employees at all levels who have been transferred onto an international assignment may also receive benefits in line with the Syngenta International Assignee Policy.

Table 1. Fixed and variable compensation

Fixed compensation	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All employees	Description	Linkage to compensation principles
Fixed pay	•	•	•	•	•	Cash – all employees Members of the Board may opt for cash and/or shares	Attract and retain high quality employees; reference to relevant markets and comparable companies
Variable compensation
Short-Term Incentive (STI)			•	•	•	Cash – all employees For senior management and Executive Committee, cash and/or equity	Performance-based compensation
Deferred Share Plan (DSP)			•	•		For senior management and Executive Committee, blocked shares (or share awards) and matching shares	Equity-based compensation with focus on sustainable business performance
Long-Term Incentive Plan (LTI)			•	•		For senior management and Executive Committee, stock options and Restricted Stock Units	Equity-based compensation focusing on sustainable business performance
Sales Incentive Plan (SIP)				•	•	Cash – sales employees only	Performance-based compensation
Employee Share Purchase Plan (ESPP)			•	•	•	Plan for all Switzerland based Syngenta employees: Share purchase up to CHF 5,0001– p.a. at 50% discount rate	Identification with and commitment towards Company
1 Equivalent to US$4,762 using the average exchange rate for 2010 of 1.05 CHF per US$.

Short-Term Incentive (STI)
The Short-Term Incentive (STI) is an annual discretionary bonus in cash for eligible employees throughout Syngenta. The amount of STI paid is based on the achievement of financial results and individual performance. The target value for STI is defined as a percentage of the annual base salary and is reviewed periodically.

For employees below Executive Committee, both the financial results and the individual performance are weighted equally at 50 percent for the STI calculation. This variable compensation component allows employees to participate in the Company’s success and also to be rewarded for their individual performance. On an annual basis, specific financial targets are set for each business unit. They are determined for the various functions in different business units and may comprise measures such as group net income, divisional results of business value added, earnings before interest, tax and amortization, etc. The personal targets are set as part of the performance management process. Depending on the percentage achieved against the relevant targets, both the financial and individual awards can range from 0 percent to 200 percent of the target.

For Executive Committee members, a greater emphasis is placed on the achievement of financial results, with the weighting of the STI elements being 70 percent on Group financial measures and 30 percent on individual performance. The achieved financial results are measures such as group net income, earnings per share, return on invested capital, business value added, all based on the respective annual results.

Deferred Share Plan (DSP)
The DSP is an enhancement to the STI for members of the Executive Committee and selected senior managers, and is designed to reward leadership, innovation and performance. It aims to provide an opportunity for greater share ownership among the Company’s key senior management to align reward with sustainable business performance. Under the DSP a fixed percentage of the STI is mandatorily delivered in either deferred shares or deferred share awards instead of cash. Deferred shares are blocked from trading for three years, and share awards convert to tradable shares after the deferral period. In addition, a participant may elect to allocate a further portion of the STI in deferred shares or share awards on a voluntary basis. At the end of the three year deferral period,

Syngenta matches on a one-for-one basis every deferred share or share award delivered through the DSP, which doubles the total number of shares ultimately received by the employee.

The Compensation Committee determines the value of a deferred share at grant date by reference to the market price of the Syngenta share. The value of such a deferred share may rise and fall in line with the Syngenta share price.

The determination of the number of deferred shares is based on the share price at grant date and the amount of STI eligible for deferral (mandatory and any voluntary amount). The calculation is made by applying the following formula:

Number of deferred shares = (Mandatory Deferral % + Voluntary Deferral %) x STI award
Grant Value

The matching of the deferred shares or share awards is subject to continued employment with Syngenta until after the expiration of the three-year deferral period. If retirement age is reached prior to expiration of the deferral period, the matching is accelerated.

Long-Term Incentive (LTI)
The LTI is a long-term element of the compensation of members of the Executive Committee and selected senior managers, and is designed to reward leadership, innovation and performance. It provides participants with stock-based incentives that link the potential amount of total compensation to Syngenta’s market value (share price). It also helps them to align their business contribution more closely with the interests of our shareholders. Participants are granted an LTI award as a percentage of their base salary, based on the achievement of individual performance objectives. They receive 50 percent as stock options and 50 percent as restricted stock units (RSU), subject to a three-year blocking period. The grants of stock options and RSU in equal parts balance the advantages and risks of each instrument. Stock options and RSU allow participants to benefit from increases in the stock price. At vesting, RSU convert to shares regardless of the market price of Syngenta shares. For options to have any value, the market price of Syngenta’s shares must exceed the defined exercise price during the exercise period.

Stock options: Syngenta stock options represent the right to purchase Syngenta shares at a fixed price for a fixed period of time. To calculate the number of options awarded, half of the value of the LTI award is divided by the option value at the grant date. The fair value of an option is measured using the Black-Scholes-Merton formula, a commonly accepted stock option pricing method. The exercise price of the options is set equal to the share price determined for deferred shares under the DSP at the day of grant (see paragraph on DSP). Stock options have a term of 10 or 11 years and cannot be exercised during a three-year vesting period following the date of grant. After the three year vesting period, each option gives the right to purchase one share at a fixed price. There is a period of (usually) seven years to decide when to exercise, after which time the options would lapse.

RSU: Syngenta restricted stock units represent the right to receive Syngenta shares free of charge at the end of the three-year vesting period. To calculate the number of RSU awarded, half of the LTI award is divided by the share value at the date of grant. The value of an RSU is set equal to the share price determined for deferred shares under the DSP (see paragraph on DSP). After a three-year vesting period, each RSU converts automatically into one free tradable Syngenta share.

Both the vesting of stock options and RSU are subject to continued employment with Syngenta until after the expiration of the three-year vesting period. If retirement age is reached prior to expiration of the vesting period, vesting is accelerated.

Sales Incentive Plans (SIP)
The SIP is a sales bonus measurement and payment instrument designed for employees in sales functions. It offers these employees the chance to be compensated for their personal and team success, based on the performance achieved against sales targets.

The SIP does not apply to members of the Executive Committee.

Employee Share Purchase Plan (Switzerland)
The Employee Share Purchase Plan (ESPP) is an instrument that allows Swiss employees to become Syngenta shareholders by purchasing shares at a preferential price. All employees in Switzerland, including members of the Executive Committee, are eligible to participate in the ESPP. Shares purchased under the ESPP are subject to a blocking period of three years. Under the Swiss ESPP, participants can purchase shares for 50 percent of the share value at the date of grant up to a maximum share value of CHF 5,000 (equivalent to US$4,762 using the average exchange rate for 2010 of 1.05 CHF per US$).

Where reasonably possible, similar all-employee share plans are in operation in other countries, taking into account local practices, tax and legal requirements.

Compensation structure
The compensation elements described in the Compensation Report refer primarily to the practice in Switzerland. Although many of the elements are operated consistently on a global basis, local market variations apply.

Correlation between fixed and variable, and between cash and equity-based compensation for members of Executive Committee (including CEO)

According to the Syngenta compensation plans, the correlation between variable and fixed compensation for the members of the Executive Committee is as follows:

Table 2. Fixed and variable compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive %	Maximum incentive %	Target incentive %	Maximum incentive %
Fixed compensation	100	100	100	100
Variable compensation	150	270	244	438
Total	250	370	344	538

Table 2 shows that variable compensation at both target and maximum level forms a higher proportion of total compensation than fixed compensation.

The split of total compensation between cash and equity-based components is as follows:

Table 3. Cash and equity-based compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive %	Maximum incentive %	Target incentive %	Maximum incentive %
Cash payments	44	32	34	25
Equity-based awards	56	68	66	75
Total	100	100	100	100

100% in table 3 are equal to 250/370/344/538, respectively in table 2

Table 3 shows that equity-based compensation at both target and maximum level is higher than cash compensation. Members of the Executive Committee are therefore highly exposed to share price movements in order to focus them on the long-term success of Syngenta and to align their interests with those of the Syngenta shareholders.

Compensation governance
The Compensation Committee of the Board of Directors is the supervisory and governing body for the Syngenta compensation policy and practices for senior executives and members of the Board of Directors. It has the responsibility to determine, review and propose compensation and benefits in accordance with the authorization levels set out below. The Committee consists of four independent non-executive Directors. No Committee member is cross-linked with any of the non-executive Directors of the Board or members of the Executive Committee. The CEO is a guest at the meetings of the Committee except when his own compensation is reviewed. The Chairman and the Vice Chairman do not attend the meeting when the Committee agrees on proposals to the Board of Directors with regard to their own compensation.

Authorities for compensation-related decisions are governed as follows:

Table 4. Authorization levels

Topic	Recommendation	Decision-making authority
Compensation of the Chairman	Compensation Committee	Board of Directors
Compensation of non-executive Directors	Compensation Committee	Board of Directors
Compensation of the CEO	Compensation Committee	Board of Directors
Compensation of other members of the Executive Committee	–	Compensation Committee
STI and LTI awards for the CEO	Compensation Committee	Board of Directors
STI and LTI awards for other members of the Executive Committee	–	Compensation Committee

The Committee reviews annually the compensation policies and systems applicable to members of the Executive Committee as well as non-executive Directors of the Company, and makes recommendations to the Board of Directors. The Compensation Committee also has the responsibility for any decision affecting pension, insurance, and other benefit policies and systems for members of the Executive Committee (excluding the CEO, for which the Board of Directors has responsibility). Furthermore, it has authority to make decisions with regard to any material pension or insurance plans of the Company, and any shareholding and compensation program that involves the use of equity.

For all employees, the authorization of any amendments to their compensation would, as a minimum, be by their line manager and the next level of management. If the proposed change could impact others, then a decision would be made by the appropriate level of management at country, regional or Group level.

Compensation of the Board of Directors and the Executive Committee

Compensation of non-executive Directors
Non-executive Directors receive an annual fee (cash or shares, or a combination of both). This consists of a basic fee for services to the Board and an additional fee for individual assignments to committees of the Board. No variable compensation is paid to non-executive Directors.

Table 5. Annual fees for non-executive Directors

Function	Annual fee (USD)
Base fees: Chairman of the Board	2,238,095
Vice-Chairman of the Board	342,857
Member of the Board	195,238
Additional fees1: Member of the Chairman’s Committee	95,238
Head of the Audit Committee	104,762
Member of the Audit Committee	28,571
Head of the Compensation Committee	66,667
Member of the Compensation Committee	19,047
Member of the Corporate Responsibility Committee	19,047
Chairman of the Science and Technology Advisory Board	19,047
1    No additional fees are payable to the Chairman and the Vice-Chairman

Non-executive Directors have the option of receiving part of their annual fee in the form of shares that are either freely tradable or blocked from trading for five years. This option exists in order to maintain their focus on Syngenta’s long-term, sustainable success and align their interests with shareholder’s interests.

Shares are granted once a year. The grant value of a Syngenta share at grant date is the market price.

Compensation of the Chairman

The non-executive Chairman of the Board receives a predefined annual fee but no variable compensation. The annual fee is paid partly in cash and partly in a mandatory portion of restricted shares. The value of the fixed share portion is equal to one-third of the net fee (after tax and social security charges). The grant value of a Syngenta share at grant date is the market price. The shares are blocked from trading for a period of three years. In addition, the Chairman receives certain benefits such as assistance with housing, commuting, and tax services (see Table 6a for details).

Subject to his re-election at the AGM 2011, and anticipating a reduction of his time commitment, the base fee for the Chairman (cash and shares) will be adjusted from CHF 2,350,000 to CHF 1,600,000 (equivalent to US$ 2,238,095 to US$1,523,810 using the average exchange rate for 2010 of 1.05 CHF per US$).

Compensation of the CEO

The Chief Executive Officer (CEO) is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of 2010 compensation for members of the Executive Committee.

2010 Compensation of the Board of Directors

Table 6a. Compensation of non-executive Directors in 2010

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company social security cost	Total annual cost
Martin Taylor	1,855,479	–	382,616	–	1,489	1,489	222,880	2,460,975	–	2,460,975
Stefan Borgas	67,143	–	156,692	–	621	621	–	223,835	11,818	235,653
Peggy Bruzelius	300,000	–	–	–	–	–	–	300,000	76,170	376,170
Pierre Landolt2	10,922	203,371	–	806	–	806	–	214,293	13,731	228,024
David Lawrence	116,667	116,825	–	463	–	463	–	233,492	31,212	264,704
Peter Thompson	111,905	112,031	–	444	–	444	–	223,936	–	223,936
Jacques Vincent	53,576	160,730	–	637	–	637	–	214,306	–	214,306
Rolf Watter	145,238	–	145,337	–	576	576	–	290,575	16,246	306,821
Felix A. Weber	261,905	–	–	–	–	–	–	261,905	16,759	278,664
Jürg Witmer	342,857	–	–	–	–	–	–	342,857	21,908	364,765
Total	3,265,692	592,957	684,645	2,350	2,686	5,036	220,880	4,766,174	187,844	4,954,018

1	Housing, commuting and tax services, including refund of relevant tax (cash)

2	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee

All values in USD

Table 6b. Compensation of non-executive Directors in 2009

Non-executive Directors	Fee in cash	Fee in free shares	Fee in restricted shares	Number free shares	Number restricted shares	Total number shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company cost social security	Total annual cost
Martin Taylor	1,742,315	–	423,384	–	1,833	1,833	162,538	2,328,237	–	2,328,237
Stefan Borgas2	43,314	–	101,272	–	422	422	–	144,586	7,665	152,251
Peggy Bruzelius	271,864	–	–	–	–	–	–	271,864	65,057	336,921
Peter Doyle3	75,262	–	–	–	–	–	–	75,262	–	75,262
Rupert Gasser3	110,589	–	–	–	–	–	–	110,589	6,952	117,541
Pierre Landolt4	11,040	205,664	–	857	–	857	–	216,704	13,880	230,584
David Lawrence5	90,314	60,235	–	251	–	251	–	150,549	–	150,549
Peter Thompson	108,285	108,472	–	452	–	452	–	216,757	–	216,757
Jacques Vincent	51,836	155,508	–	648	–	648	–	207,344	–	207,344
Rolf Watter	155,746	–	103,912	–	433	433	–	259,658	14,942	274,600
Felix A. Weber	50,687	–	202,784	–	845	845	–	253,471	12,959	266,430
Jürg Witmer	314,871	–	–	–	–	–	–	314,871	20,125	334,996
Total	3,026,123	529,879	831,352	2,208	3,533	5,741	162,538	4,549,892	141,580	4,691,472

1	Housing, commuting and tax services, including refund of relevant tax (cash)

2	Stefan Borgas was elected to the Board of Directors at the AGM 2009

3	Rupert Gasser’s and Peter Doyle’s term of office ended at the AGM 2009

4	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee

5	David Lawrence was elected to the Board of Directors at the AGM 2009

All values in USD

2010 Compensation of former Directors

In 2010, no compensation was paid to any former non-executive or executive Director.

2010 Compensation of members of the Executive Committee

In 2010, the members of the Executive Committee, including the CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in Table 7 below.

In 2010, the CEO received the highest total compensation; his compensation is reported in Table 8.

Tables 7 and 8 show in the column “compensation 2009” the number of shares, RSU and options that were granted on February 22, 2010, for the year 2009 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2009 report and are therefore disclosed retroactively in this 2010 report. The actual values of the granted shares, options and RSU differ slightly from the values reported in 2009. This is the result of the practice that the numbers of shares, options and RSU at grant are rounded to the next whole numbers of units.

David Lawrence and other former members of the Executive Committee received contractual but immaterial benefits in kind in relation to their international transfer to their home country. Services from tax advisors relating to years 2008 and 2009 were provided and paid in 2010. These benefits are set out in Table 9.

Table 7. Compensation for members of the Executive Committee (a total of 8 people in 2010)

	Number of units		Values
Compensation elements	2010	2009	2010	2009
Fixed compensation in cash			6,001,983	5,746,406
Allowances in cash			324,781	411,645
STI compensation in cash1			856,110	420,372
Total compensation in cash			7,182,874	6,578,423
DSP deferred shares2, 3, 4	–	4,978	2,498,118	1,301,621
DSP matching shares2, 3, 5	–	4,978	2,498,118	1,301,621
LTI options6	–	38,671	2,781,687	2,300,010
LTI RSU7	–	8,799	2,781,687	2,300,715
ESPP shares	119	152	15,878	18,070
Insurance, pension costs			1,545,387	1,520,018
Benefits in kind8			190,006	310,981
Total compensation			19,493,755	15,631,459
Company social security cost9			730,700	631,392

Compensation related to earlier years
DSP matching shares10	5,754	8,223	1,537,688	1,773,276
Company social security cost			210,208	235,990

Notes refer to 2010 unless other years are indicated.

1	Short-term incentive in cash, payable in 2011 for 2010

2	The numbers of deferred shares, matching shares, options and RSU for 2009 were granted on February 22, 2010, after the preparation of the 2009 report

3	The numbers of shares, options and RSUs at grant for 2009 were rounded to the next whole number, the values actually granted therefore differ slightly from the values disclosed in the 2009 report

4	Short-term incentive in deferred shares or share awards, will be granted in 2011 for 2010 (the number of shares is not determined at the time of preparing this report)

5	Actual value of DSP matching, shares will be granted in 2014 (the number of shares is not determined at the time of preparing this report)

6	Long-term incentive in options, will be granted in 2011 for 2010 (the number of options is not determined at the time of preparing this report)

7	Long-term incentive in RSU, will be granted in 2011 for 2010 (the number of RSU is not determined at the time of preparing this report)

8	Value of housing, commuting, relocation, education and tax services including refund of relevant tax

9	Due to the rounding of allocated units and the relevant values (see footnote 3), the cost differs slightly from the value disclosed in the 2009 report

10	Matching shares, granted in 2010 for 2006

All values in USD

Table 8. Highest compensation for a member of the Executive Committee

	Number of units		Values
Compensation elements	2010	2009	2010	2009
Fixed compensation in cash			1,252,389	1,204,965
Allowances in cash			103,941	99,143
STI compensation in cash1			206,555	110,259
Total compensation in cash			1,562,885	1,414,142
DSP deferred shares2, 3, 4	–	1,684	826,222	440,324
DSP matching shares2, 3, 5	–	1,684	826,222	440,179
LTI options6	–	12,398	914,286	737,367
LTI RSU7	–	2,820	914,286	737,359
ESPP shares	17	19	2,268	2,259
Insurance, pension costs			380,556	353,466
Benefits in kind8			23,354	23,631
Total compensation			5,450,079	4,148,727
Company social security cost9			189,192	141,505

Compensation related to earlier years
DSP matching shares10	1,404	2,298	375,202	495,560
Company social security cost			113,599	41,982

Notes refer to 2010 unless other years are indicated.

1	Short-term incentive in cash, payable in 2011 for 2010

2	The numbers of deferred shares, matching shares, options and RSU for 2009 were granted on February 22, 2010, after the preparation of the 2009 report

3	The numbers of shares, options and RSUs at grant for 2009 were rounded to the next whole number; the values actually granted therefore differ slightly from the values disclosed in the 2009 report

4	Short-term incentive in deferred shares or share awards, will be granted in 2011 for 2010 (the number of shares is not determined at the time of preparing this report)

5	Actual value of DSP matching, shares will be granted in 2014 (the number of shares is not determined at the time of preparing this report)

6	Long-term incentive in options, will be granted in 2011 for 2010 (the number of options is not determined at the time of preparing this report)

7	Long-term incentive in RSU, will be granted in 2011 for 2010 (the number of RSU is not determined at the time of preparing this report)

8	Value of housing, commuting, relocation, education and tax services including refund of relevant tax

9	Due to the rounding of allocated units and the related values (see footnote 3), the cost differs slightly from the value disclosed in the 2009 report

10	Matching shares, granted in 2010 for 2006

All values in USD

Table 9. Compensation to former members of the Executive Committee

	Number of units		Values
Compensation elements	2010	2009	2010	2009
Fixed compensation in cash1				192,323
STI/LTI compensation in cash2				255,301
Total compensation				447,624
Pension, insurance, benefits in kind3			38,517	26,717
Company social security cost			2,890	58,305

Compensation related to earlier years
DSP matching shares4		2,121		451,717
Company social security cost				57,820

Notes refer to 2010 unless other years are indicated.

1	David Lawrence, January 1 – April 17, 2009

2	STI/LTI awards 2009 paid prorated in cash due to retirement

3	Benefits in kind are post employment tax and other services to executives that retired from work, including the refund of relevant tax

4	Matching shares, granted in 2009 for 2005, 2006 and 2007 due to retirement in 2009

All values in USD

2010 Holding of shares and options

Members of the Board of Directors (shares)

Table 10. Holding of shares of non-executive Directors* at December 31, 2010

	Number of free shares		Number of restricted shares		% voting rights
Non-executive Directors	2010	2009	2010	2009	2010	2009
Martin Taylor	6,622	2,744	4,998	5,324	< 0.1%	< 0.1%
Stefan Borgas	–	–	1,043	422	< 0.1%	< 0.1%
Peggy Bruzelius	2,464	2,464	–	–	< 0.1%	< 0.1%
Pierre Landolt1	7,525	4,219	509	509	< 0.1%	< 0.1%
David Lawrence	11,226	9,651	24	24	< 0.1%	< 0.1%
Peter Thompson2	1,298	854	–	–	< 0.1%	< 0.1%
Jacques Vincent	3,456	2,819	–	–	< 0.1%	< 0.1%
Rolf Watter	1,857	2,177	2,077	1,501	< 0.1%	< 0.1%
Felix A. Weber	23	23	1,407	1,407	< 0.1%	< 0.1%
Jürg Witmer	3,000	2,300	549	549	< 0.1%	< 0.1%
Total free/restricted shares	37,471	27,251	10,607	9,736	< 0.1%	< 0.1%
Total shares	48,078	36,987

	Number of free ADS		Number of restricted ADS		% voting rights
	2010	2009	2010	2009	2010	2009
Peter Thompson ADS2	7,000	7,000	–	–	< 0.1%	< 0.1%
Total ADS	7,000	7,000	–	–	< 0.1%	< 0.1%

1	According to Pierre Landolt and the Sandoz Family Foundation, of the total amounts 7,184 shares were held by the Foundation at December 31, 2010, and 3,878 were held at December 31, 2009

2	Peter Thompson holds shares and ADS

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Members of the Executive Committee (shares)

Table 11a. Holding of shares by members of the Executive Committee* as of December 31, 2010

	Number of vested shares			Number of unvested shares			Total
Members of the Executive Committee	Free shares	Restricted shares	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Michael Mack	10,448	10,046	<0.1%	–	9,986	7,689	38,169
Alejandro Aruffo	2,000	522	< 0.1%	1,918	2,380	3,327	10,147
John Atkin	18,869	3,724	< 0.1%	1,958	5,622	3,998	34,171
Robert Berendes	1,184	1,257	< 0.1%	1,031	2,269	2,717	8,458
Christoph Mäder	3,949	2,583	< 0.1%	–	2,523	2,304	11,359
Mark Peacock	42	60	< 0.1%	3,418	3,418	2,388	9,326
Davor Pisk	4,020	3,007	< 0.1%	–	2,966	2,264	12,257
John Ramsay	2,561	3,656	< 0.1%	–	3,596	2,476	12,289
Total shares 2010	43,073	24,855	< 0.1%	8,325	32,760	27,163	136,176

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11b. Holding of shares by members of the Executive Committee* at December 31, 2009

	Number of vested shares			Number of unvested shares			Total
Members of the Executive Committee	Free shares	Restricted shares	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Active members
Michael Mack1	6,211	9,768	< 0.1%	–	9,706	6,279	31,964
Alejandro Aruffo	2,000	43	< 0.1%	1,918	1,918	4,544	10,423
John Atkin	21,182	3,008	< 0.1%	3,760	6,706	4,439	39,095
Robert Berendes	35	971	< 0.1%	1,321	2,254	2,450	7,031
Christoph Mäder	3,915	2,979	< 0.1%	–	2,917	2,479	12,290
Mark Peacock	58	62	< 0.1%	3,413	3,413	2,113	9,059
Davor Pisk	3,025	2,493	< 0.1%	488	2,938	1,961	10,905
John Ramsay	2,672	3,746	< 0.1%	–	3,684	2,182	12,284
Total shares 2009	39,098	23,070	< 0.1%	10,900	33,536	26,447	133,051
Michael Mack ADS1	34,463	–	–	–	–	–	34,463
Total ADS 2009	34,463	–	–	–	–	–	34,463

1	Michael Mack held shares and ADS

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

The number of vested shares of each individual includes free shares and blocked shares to which voting rights are attached. The unvested shares are shown separately by category including unconverted share awards, unmatched shares and restricted share units (RSU).

Members of the Board of Directors (options)

Table 12a. Holding of options by non-executive Directors* at December 31, 2010

Year of allocation	2008	2005	2004	2004	2003	2002
Underlying equity	Share	Share	ADS	Share	Share	Share
Term (years)	10	10	11	11	11	11
Exercise period (years)	7	7	8	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	301.50	127.38		89.30	59.70	98.00
Exercise price USD			14.53
Vesting status		All vested
Options held at December 31, 2010:
Martin Taylor	–	–	–	–	–	–
Stefan Borgas	–	–	–	–	–	–
Peggy Bruzelius	–	–	–	–	–	–
Pierre Landolt1	–	3,532	–	4,484	2,652	1,713
David Lawrence2	3,225	–	–	–	–	–
Peter Thompson3	–	1,363	6,560	–	2,652	1,713
Jacques Vincent	–	–	–	–	–	–
Rolf Watter	–	1,682	–	–	–	–
Felix A. Weber	–	1,615	–	2,050	2,121	3,425
Jürg Witmer	–	–	–	–	–	–
Totals by grant year	3,225	8,192	6,560	6,534	7,425	6,851
Total options on ADS	6,560
Total options on shares	32,227

After 2005 no options were granted to non-executive Directors

1	According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation

2	David Lawrence received options as a former member of the Executive Committee

3	Peter Thompson holds options on shares and ADS

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 12b. Holding of options by non-executive Directors* at December 31, 2009

Options on shares

Year of allocation	2008	2007	2006	2005	2004	2003	2002	2000
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	11	11	11	10
Exercise period (years)	7	7	7	7	8	8	8	7
Option: share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	301.50	226.70	185.00	127.38	89.30	59.70	98.00	76.50
Vesting status				All vested
Options held at December 31, 2009:
Martin Taylor	–	–	–	1,312	1,281	1,061	685	–
Stefan Borgas1	–	–	–	–	–	–	–	–
Peggy Bruzelius	–	–	–	–	–	–	–	–
Pierre Landolt2	–	–	–	3,532	4,484	2,652	1,713	2,500
David Lawrence1, 3	3,225	3,213	4,214	–	–	–	–	–
Peter Thompson4	–	–	–	1,363	–	2,652	1,713	–
Jacques Vincent	–	–	–	–	–	–	–	–
Rolf Watter	–	–	–	1,682	–	–	–	–
Felix A. Weber	–	–	–	1,615	2,050	2,121	3,425	–
Jürg Witmer	–	–	–	–	–	–	–	–
Totals by grant year	3,225	3,213	4,214	9,504	7,815	8,486	7,536	2,500
Total options on shares	46,493
Options on ADS
Year of allocation					2004			2000
Underlying equity					ADS			ADS
Term (years)					11			10
Exercise period (years)					8			7
Option: ADS ratio					1:1			1:1
Exercise price USD					14.53			8.68
Vesting status							All vested
Options held at December 31, 2009:
Peter Thompson4					6,560			12,500
Total options on ADS	19,060

After 2005 no options were granted to non-executive Directors

1	Stefan Borgas and David Lawrence were elected to members of the Board of Directors at the AGM 2009

2	According to Pierre Landolt and the Sandoz Family Foundation, all options were held by the Foundation

3	David Lawrence received the options in 2006 – 2008 while he was an executive of Syngenta

4	Peter Thompson held options on shares and ADS

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Members of the Executive Committee (options)

Table 13a. Holding of options by members of the Executive Committee* as of December 31, 2010

Year of allocation1	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	283.70	233.43	301.50	226.70	185.00	127.38	89.30
Vesting status	unvested			vested
Options held as of December 31, 2010:
Members of the Executive Committee
Michael Mack	12,398	16,426	4,669	6,075	7,077	–	–
Alejandro Aruffo	3,440	2,381	–	–	–	–	–
John Atkin	5,127	6,843	5,292	–	–	–	–
Robert Berendes	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Christoph Mäder	3,304	3,920	2,739	3,993	4,915	–	–
Mark Peacock	3,276	4,055	2,988	2,023	2,212	–	–
Davor Pisk	3,739	4,435	1,666	2,360	2,031	–	–
John Ramsay	3,798	4,506	2,431	2,453	3,059	986	–
Totals by grant year	38,671	47,356	23,147	19,273	22,253	5,124	4,048
Total unvested options	109,174
Total vested options	50,698
Total options on shares	159,872

1	All options granted in 2003 and earlier years under the Company option plan are exercised

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 13b. Holding of options by members of the Executive Committee* at December 31, 2009

Year of allocation1	2009	2008	2007	2006	2005	2005	2004
Underlying equity	Share	Share	Share	Share	ADS	Share	Share
Term (years)	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price	CHF 233.43	CHF 301.50	CHF 226.70	CHF 185.00	USD 21.30	CHF 127.38	CHF 89.30
Vesting status	Unvested			Vested
Options held as of December 31, 2009:
Members of the Executive Committee
Michael Mack2	16,426	4,669	6,075	7,077	47,319	–	–
Alejandro Aruffo	2,381	–	–	–	–	–	–
John Atkin	6,843	5,292	6,930	–	–	–	–
Robert Berendes	4,790	3,362	2,369	2,959	–	4,138	4,048
Christoph Mäder	3,920	2,739	3,993	4,915	–	5,920	–
Mark Peacock	4,055	2,988	2,023	2,212	–	–	–
Davor Pisk	4,435	1,666	2,360	2,031	–	3,502	–
John Ramsay	4,506	2,431	2,453	3,059	–	986	–
Totals by grant year	47,356	23,147	26,203	22,253	47,319	14,546	4,048

Total vested options on shares	40,847
Total unvested options on shares	96,706
Total options on shares (vested and unvested)	137,553
Total options on ADS (all vested)	47,319

1	All options granted in 2003 and earlier years under the Company option plan are exercised

2	Michael Mack held options on shares and ADS

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Contractual provisions, loans, additional benefits
The notice periods for members of the Executive Committee and the Chief Executive Officer are in accordance with market practice. All employment agreements with members of the Executive Committee and the CEO are subject to notice periods of 12 months. The agreements with the non-executive Directors are not subject to notice periods. They end on expiry of the Directors’ term of office. The employment agreements  with members of the Executive Committee, including the CEO, and the agreements with the members of the Board of Directors, including the Chairman, do not have any change of control clauses. The agreements with members of the Executive Committee or the Board of Directors do not contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other events of termination. In case the Chairman is removed from office by the Board of Directors prior to expiry of his term of office, he is entitled to a payment of one fourth of the annual fee.

In 2010, no severance payments were made to former Directors or members of the Executive Committee and there were also no loans or credits granted to active or former Directors or members of the Executive Committee, or parties related to them and, at December 31, 2010, there were no such loans or credits outstanding.

In 2010, no guarantees, pledges, collateral, promises or other forms of liabilities were entered into with third parties to the benefit of nonexecutive Directors or members of the Executive Committee, or parties related to them, and, at December 31, 2010, there were no such liabilities outstanding.

In 2010, no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled, and, at December 31, 2010, no such items were outstanding.

In 2010, no compensation was paid to any active Director or member of the Executive Committee for other services provided, and, as of December 31, 2010, no such payment was outstanding.

Valuation and accrual principle

The “accrual basis” is applied to all elements of compensation including STI and LTI awards. They are disclosed in accordance with the year for which they are paid. The STI and LTI awards in this 2010 report relate to performance and results in 2010, and will be paid in 2011 or later. This is in line with the accrual principle as requested by relevant guidelines. The number of equity units to be granted for 2010 will be determined after the editorial deadline of this report. As a result, while the compensation amount is known and included, the numbers of shares, RSU and options to be issued for this amount is not determined and not included in this report.

The number of equity units that were granted for 2009 had been determined after the editorial deadline of the relevant report. For that reason, the actual numbers of shares, RSU, and options awarded for 2009 are included in this 2010 report (see Tables 7 and 8).

The shares for the incentive year 2010 that will be allocated to the DSP in 2011 will be matched in 2014 if the vesting condition is met. In this report, the same value as determined for the deferral of shares in 2011 was used to state the value of the expected matching of shares in 2014.

Some exceptions to the “accrual principle” apply to personal tax services, which the Company has paid for some members of the Executive Committee and the Chairman of the Board of Directors. Tax compliance services typically lag behind the year of compensation by one or more years. The amounts payable for services that relate to employment income 2010 cannot be determined at this time.

In Notes 2 and 24 to the Syngenta Group consolidated financial statements in Item 18, the amounts disclosed for equity-settled awards is the expense recognized for the period calculated in accordance with IFRS 2 “Share Based Payment”. In this section, the same equity-settled awards are disclosed as the values at grant date and consequently differ. Cash-settled awards are disclosed in accordance with the year for which they are paid.

Employees of Syngenta

Year 2010

Syngenta had approximately 26,200 permanent employees as of December 31, 2010.  Approximately 19 percent of these were in NAFTA, 15 percent in Latin America, 18 percent in Asia Pacific and the remaining 48 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ending December 31, 2010 was approximately as follows:

Production	40%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	12%

In several countries, part of the workforce is unionized or represented by works councils. Syngenta’s relationships with its unions and other employee organizations are generally good and there have been no significant industrial disputes over the past five years at any of Syngenta’s significant business locations.

Year 2009

Syngenta had approximately 25,900 permanent employees as of December 31, 2009.  Approximately 20 percent of these were in NAFTA, 15 percent in Latin America, 17 percent in Asia Pacific and the remaining 48 percent in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2009 was approximately as follows:

Production	41%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	11%

Year 2008

Syngenta had approximately 24,100 permanent employees as of December 31, 2008.  Approximately 21 percent of these were in NAFTA, 15 percent in Latin America, 17 percent in Asia Pacific and the remaining 47 percent in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2008 was approximately as follows:

Production	41%
Research and development	18%
Marketing and distribution	29%
Administration and general overhead	12%

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2010, based on information available to the Company is 0.33 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than 1 percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation, shareholdings and loans”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A - Major Shareholders

During 2010, the Company made the following notification for holdings of 3 percent or more of the total share capital or of the voting rights of Syngenta AG:

Name and location of shareholder, nominee or ADS depositary	Date reaching, exceeding or falling below a threshold value	Notified number of shares	Notified holding of voting rights in % of Syngenta’s share capital
The Capital Group Companies, Inc., Los Angeles	January 1, 2010	11,620,548	12.28%1

1	Percentage of voting rights granted to a Capital Group subsidiary by funds under management that previously voted proxies independently

The Capital Group Companies, Inc. had previously reported that its share holdings were 3.36 percent in February 2008, had further increased to 5.01 percent in July 2009, had fallen to 4.99 percent in September 2009 and again increased to 5.17 percent in November 2009.

No other party disclosed a notifiable holding in the share capital of Syngenta AG in the course of 2010. To the Company’s knowledge, the following holdings of 3% or more in the Syngenta share capital, as already reported and disclosed in the 20-F Annual Report 2009, are therefore still valid:

Name and location of shareholder, nominee or ADS depositary	Date reaching, exceeding or falling below a threshold value	Notified number of shares	Notified holding in % of Syngenta’s share capital
The Growth Fund of Americas, Inc., Los Angeles	January 5, 2009	4,783,112	4.94%2
The BlackRock, Inc., New York	December 1, 2009	3,607,343	3.84%2

2	No updates notified in 2010

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

As of January 31, 2011, Syngenta AG itself held 2,337,566 shares in treasury corresponding to 2.47 percent of the share capital.

As of January 31, 2011, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG.

To its knowledge, the Company is as of February 17, 2011 not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company. As of January 31, 2011, 31,155,560 ADSs of Syngenta AG corresponding to 6.59 percent of the share capital and 4,626,205 ordinary shares of Syngenta AG corresponding to 4.89 percent of the share capital were held by 2,227 registered holders domiciled in the United States.

ITEM 7B - Related Party Transactions

There were no related party transactions other than those described in Notes 14 and 24 to the consolidated financial statements in Item 18.

ITEM 7C – Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

Holiday Shores. The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who have, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continues to be used in this litigation and in other proceedings referred to herein. The Holiday Shores Complaint alleges that the product atrazine and/or its degradant chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where atrazine has been applied has damaged the CWS’ property and contaminated its surface waters, used as a source of drinking water for Illinois. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The Complaint was served on SCPI on August 27, 2004. SCPI succeeded in having the lawsuit removed from state to federal court but, on Plaintiff’s Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. SCPI filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court (except as regards those parts of the Motion which sought dismissal of the punitive damage and remediation claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that Motion, Holiday Shores amended its Complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS.

Shortly before the hearing on February 23, 2010 of SCPI’s Motion to Transfer the claims of those plaintiffs not located in Madison County to their home counties, plaintiffs’ counsel filed a voluntary dismissal of all of plaintiffs’ property damage-related claims, and based primarily on this action the judge on April 14, 2010 entered an Order denying the Motion to Transfer. The hearing was held on June 10, 2010, of a further Motion to Dismiss filed by SCPI, as well as a Motion to have the lawsuit stayed or dismissed without prejudice in the light of the filing of the parallel federal City of Greenville lawsuit described below. On August 31, 2010, the judge issued an Order denying both of those Motions. The Plaintiffs filed a series of subpoenas against third parties, including growers’ associations, academic institutions and external advisers to SCPI, and SCPI and a number of the recipients filed Motions to Quash those subpoenas. On September 22, 2010 the judge issued an Order denying in part the Motions to Quash and ruling that information concerning SCPI and its relationship to those third parties, and communications between SCPI and those third parties are relevant and discoverable. An application for leave to appeal against this Order was filed with the judge and on October 29, 2010, the judge entered a further Order certifying certain questions for interlocutory appeal to the Illinois Fifth District Appellate Court and staying discovery on the issues which were the subject of the September 22, 2010 Order pending resolution of any appeal. The application for leave to appeal was denied by the Appellate Court on January 13, 2011. The case is now in the discovery phase and SCPI has filed answers to interrogatories as well as produced the first of many pages of documents; depositions are sought to be scheduled by plaintiff’s counsel with eleven current or former SCPI employees and three corporate designees.

City of Greenville. On March 8, 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six mid-Western states; an Amended Complaint filed on March 23, 2010 adds seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit essentially repeat those causes of action which have survived motion practice in Holiday Shores and seek compensatory and punitive damages for all past and future costs incurred by the plaintiffs in the removal of atrazine from raw water supplies, and certification of a class of all public water providers in the six states which have had or will have detectable levels of atrazine in their raw drinking water. SCPI on May 18, 2010 filed a Motion to Dismiss the lawsuit on grounds including lack of standing and of cause of action and Syngenta AG on May 18, 2010 filed a Motion to Dismiss plaintiffs’ claims for lack of personal jurisdiction, in response to which plaintiffs on June 8, 2010 filed a Motion for Leave to Conduct Jurisdictional Discovery to which the Court by an Order issued on June 29, 2010 agreed. At a hearing held on July 27, 2010 this Order was modified, the period for limited discovery was extended to October 26, 2010 and the deadline for plaintiffs’ responses to Syngenta AG’s Motion to Dismiss for lack of jurisdiction set to November 15, 2010. On September 16, 2010 the Magistrate Judge issued an Order further amending the scope of jurisdictional discovery. On November 18, 2010, the federal court judge issued a Memorandum and Order denying the Motion to Dismiss filed by SCPI, save as to the claims in the Complaint of strict liability for manufacturing, marketing and selling an unreasonably dangerous product to the extent that those claims were asserted by two Indiana-based plaintiffs. On December 17, 2010, plaintiffs filed their Opposition to Syngenta AG’s Motion to Dismiss for Lack of Personal Jurisdiction and a Motion to Strike parts of the Affidavits filed by Syngenta AG in support of its Motion, to which Syngenta AG filed its Reply on January 17, 2011. The Magistrate Judge has ordered the parties to the lawsuit to take part in a settlement conference scheduled for April 11, 2011. Trial of the lawsuit is currently set to commence on June 18, 2012.

As the plaintiffs in the above cases have not quantified their claims, nor has the number of plaintiffs in the actions been determined, it is not possible to estimate individually or in total the amounts in dispute nor to quantify the likely outcome. However, Syngenta intends to vigorously defend these cases. Atrazine is a long-standing successful product of the Company and its predecessors, which has been repeatedly scrutinized for safety over the years by government agencies. No amounts have been provided for a settlement.

In a related lawsuit (Syngenta Crop Protection, Inc. v Insurance Company of North America et al.) filed by SCPI on September 30, 2008, in the Superior Court of the State of New Jersey, and amended on November 10, 2008, July 24, 2009 and April 21, 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense costs and potential damages in the Holiday Shores case and the City of Greenville case, as well as any other products liability claims against SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now Ciba Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced by the INA Claimants’ Demand for Arbitration dated March 25, 2009 and the hearing of the arbitration is scheduled to begin on June 13, 2011. The INA Claimants filed a Motion for Entry of an Award on February 4, 2011, to which the Respondents have thirty days to respond. Discovery is proceeding in both the declaratory action lawsuit and the arbitration.

While SCPI intends to pursue its claims vigorously against the insurers for any losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Sprague. On June 11, 2010 a lawsuit was filed in the United States District Court for the Southern District of Illinois against Syngenta, Ted Sprague v Syngenta Crop Protection Inc., Syngenta AG and Syngenta Corporation (collectively “Syngenta”). In this lawsuit, the plaintiff has filed a legal action called a “qui tam action” as an individual based on “false patent marking” against Syngenta under a U.S. federal statute. The plaintiff alleges that Syngenta has falsely marked 41 pesticide products with at least one expired patent with the intent to deceive competitors and the public into believing that the products are covered by the expired patent(s). In a December 2009 ruling, the US Court of Appeals for the Federal Circuit in The Forest Group, Inc. v Bon Tool Company et al, held that the fine must be levied on a “per article” basis and the statutory fine is “up to US$500 for every such offense”. An important issue in these types of cases is whether or not the defendant falsely marked the products for the purpose of deceiving the public. On August 19, 2010 SCPI filed a Motion to Dismiss for failure to state a claim and failure to allege injury-in-fact, and Syngenta AG and Syngenta Corporation filed a

Motion to Dismiss for Lack of Personal Jurisdiction. On October 6, 2010 the plaintiff in Sprague filed a Motion for a Pretrial Conference which was granted on October 20, 2010. On November 19, 2010, the plaintiff filed his Opposition to SCPI‘s Motion to Dismiss and on December 3, 2010, SCPI filed its Reply. The plaintiff’s responses to the Motion to Dismiss for Lack of Personal Jurisdiction are due by March 17, 2011, and the replies by Syngenta AG and Syngenta Corporation by March 31, 2011. Jury trial has been set to commence on June 18, 2012.

Tax Litigation

Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

Atrazine. In 1996, the Brazilian Federal Revenue drew Novartis’ legal entity in Brazil, now Syngenta Proteção de Cultivos Ltda (“SPCL”) into administrative proceedings, regarding the import tax classification of the active ingredient atrazine. The issue is whether, under applicable law, atrazine is to be qualified as raw material (SPCL’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 19 administrative rulings against SPCL which have given rise to a corresponding number of lawsuits. Of these, 14 are awaiting first level court decision, 4 are awaiting second level court decision and 1 has given rise to a decision favorable to SPCL, which it is uncertain if the Federal Revenue will appeal. Syngenta issued a letter of guarantee for part of the amount involved, BRL16 million (equaling approximately US$10 million at a rate of BRL1.66 per US$). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL33 million (equaling approximately US$20 million (at a rate of BRL1.66 per US$) consisting of BRL22 million plus interest.

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Syngenta believes that its provisions for legal and product liability matters are adequate based on currently available information, but it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Such expenditures in excess of established reserves could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

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

At the Annual General Meeting of Shareholders on April 20, 2010, it was decided to pay a Dividend of CHF 6.00 per share. At the 2011 General Meeting of Shareholders on April 19, 2011, the Board of Directors will propose a dividend of CHF 7.00 per share to be paid by way of a cash distribution out of reserves arising from capital contributions.

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

Trading Prices on the SIX Swiss Exchange

	Price per Share in CHF
	High	Low
Annual Highs and Lows
2006	234.40	146.93
2007	292.00	212.04
2008	342.50	162.90
2009	292.10	211.00
2010	305.50	222.00
Quarterly Highs and Lows
2009
First Quarter	251.75	212.80
Second Quarter	275.25	211.00
Third Quarter	260.50	231.20
Fourth Quarter	292.10	223.50
2010
First Quarter	305.50	261.40
Second Quarter	294.80	245.90
Third Quarter	257.80	222.00
Fourth Quarter	290.70	240.90
Monthly Highs and Lows for most recent six months
2010
August	257.60	229.40
September	257.80	233.40
October	283.10	240.90
November	290.70	272.70
December	289.60	273.00
2011
January	312.30	274.10

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2006	38.41	24.06
2007	52.06	34.68
2008	66.59	27.60
2009	57.06	36.73
2010	59.93	42.93
Quarterly Highs and Lows
2009
First Quarter	43.32	36.90
Second Quarter	51.24	36.73
Third Quarter	50.21	44.20
Fourth Quarter	57.06	43.03

2010
First Quarter	56.84	50.10
Second Quarter	56.06	42.98
Third Quarter	52.22	42.93
Fourth Quarter	59.93	49.52

Monthly Highs and Lows for most recent six months
2010
August	49.20	44.61
September	52.22	46.68
October	58.11	49.52
November	59.93	54.89
December	59.06	55.41

2011
January	65.75	58.65

(1)	One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the articles of incorporation of Syngenta and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the articles of incorporation of Syngenta. Copies of the Syngenta articles of incorporation are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “Investor Relations”. An English translation is included as an exhibit to this annual report. The articles of incorporation were amended upon approval by the Annual General Meeting of shareholders on April 20, 2010 to reflect (i) Syngenta’s creation of authorized capital, (ii) the implementation of changes due to the new Swiss federal act on Intermediated Securities which has come into effect October 1, 2009 (partially enacted) and January 1, 2010 and (iii) the amendments due to the changes of the Swiss Code of Obligations which have come into effect on January 1, 2008.

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

•	the restriction or withdrawal of pre-emptive rights of shareholders;

•	a change of location of the registered office of the Company;

•	the dissolution of the Company

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

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to prior approval at the shareholders’ meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be varied or excluded by a resolution of a shareholders’ meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the articles of incorporation). Valid grounds include, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights. Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders’ meeting may delegate the decision as to whether pre-emptive rights should be excluded to the Board of Directors, provided the fundamental principles upon which the decision has to be made are determined pursuant to the shareholders’ meeting.

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

Article 19 of the Syngenta’s articles of incorporation requires the members of the board of directors to be shareholders. Ownership of one share is sufficient to satisfy this requirement.

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

Dividends

Swiss law requires that at least 5 percent of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than 20 percent of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the articles of incorporation provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself set the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable immediately after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs. According to section 4 of the articles of incorporation, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

Liquidation

According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid-in shareholding.

Redemption Provision

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10 percent of the nominal share capital of the Company.  Shares held by the Company and its subsidiaries do not have any voting rights. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares.  Long-term share buy-backs by the Company may be subject to certain adverse tax consequences in Switzerland.

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

Material Contracts

The following is a summary of Syngenta’s material contracts. Because it is a summary, it may not contain all of the information about such contracts that is important to an investor. The summaries are qualified in their entirety by reference to the contracts, copies of which have been filed with the SEC.

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

Switzerland

The following is a summary of certain material tax considerations relevant to the acquisition and disposition of the Syngenta shares (not including the treatment of ADSs) under Swiss tax laws.  The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor.  This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. For purposes of the laws of Switzerland and the United States-Switzerland tax treaty, ADS holders will be treated as holders of the underlying Syngenta shares.  The following summary does not address the tax consequences to holders that hold 20 percent or more of Syngenta’s shares.

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35 percent. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration.  A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax. As from January 1, 2011, also distributions of dividends to shareholders out of qualifying additional paid-in capital for Swiss withholding tax purposes are as a matter of principle exempt from Swiss withholding tax (Kapitaleinlageprinzip).

Swiss resident recipients.  Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the 35 percent withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return.  The 35 percent withholding tax on intercompany dividends paid from Syngenta to a Swiss “parent company” may be only reported (instead of the withholding and refund procedure).

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

As of January 1, 2011, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Finland	Republic of Korea	Romania
Algeria	France	Latvia	Russia
Argentina (prov.) *	Germany	Lithuania	Serbia
Armenia	Ghana	Luxembourg	Singapore
Australia	Greece	Macedonia	Slovakia
Austria	Hungary	Malaysia	Slovenia
Azerbaijan	Iceland	Mexico	South Africa
Bangladesh	India	Moldova	Spain
Belgium	Indonesia	Mongolia	Sri Lanka
Belarus	Iran	Montenegro	Sweden
Bulgaria	Ireland	Morocco	Thailand
Canada Chile	Israel Italy	Netherlands New Zealand	Trinidad and Tobago Tunisia
China	Ivory Coast	Norway	Ukraine

Croatia	Jamaica	Pakistan	United Kingdom
Czech Republic	Japan	Philippines	United States
Denmark	Kazakhstan	Poland	Uzbekistan
Ecuador Egypt	Kyrgyzstan Kuwait	Portugal Qatar	Vietnam Venezuela
Estonia

  *Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001.

Double tax treaties with Colombia, Georgia, Hong Kong, Malta, Tadzhikistan, Turkey and Uruguay have been concluded; however, these treaties are not yet in force.

By exchange of notes, the 1954 Treaty with the United Kingdom applies to Antigua, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher, Nevis and Anguilla, St. Lucia, St. Vincent and Zambia. By exchange of letters, the 1973 Treaty with Denmark applies to the Faroe Islands.

Besides these bilateral treaties Switzerland has entered into an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments.  This agreement contains in its Article 15 provisions on taxation of dividends which apply with respect to European Union member states, including, inter alia, Cyprus and Malta.

Residents of the United States.  A non-resident holder who is a resident of the United States for purposes of the United States-Switzerland tax treaty, the “Treaty”, is eligible for a reduced rate of withholding tax on dividends equal to 15 percent of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly and indirectly, less than 10 percent of Syngenta voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15 percent Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form should be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

Income and Profit Tax on Dividends and Similar Distributions

Individuals
An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns. Furthermore, the Direct Federal Tax on dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) is reduced to 60 percent (if shares are held as private assets) or 50 percent (if shares are held as business assets) of regular taxation (Teilbesteuerung), if the investment amounts to at least 10 percent of nominal capital of the participation. Some cantons have already introduced or will introduce a similar partial taxation on cantonal and communal level. A reduction of the shares’ nominal value by means of a capital reduction or as from January 1, 2011 a repayment out of qualifying additional paid-in capital does not represent a taxable distribution received on the Syngenta shares to be reported in his relevant tax return for Swiss resident individuals for tax purposes holding Syngenta shares as private assets.

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

Individuals who are Swiss residents for tax purposes and who hold the Syngenta shares as business assets, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss income tax. Certain reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) might be available if certain conditions are met (e.g. holding period of at least one year). Whether shareholders are entitled to these reductions, needs to be assessed on an individual basis and shareholders should consult their own legal, financial or tax advisor.

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss corporate income tax. Under certain circumstances including either a minimum holding of 10 percent or an entitlement to at least 10 percent of the profits and reserves of the issuer and cumulatively a holding period of at least 1 year of the Syngenta shares, they benefit from relief from taxation with respect to gains realized upon the disposal of shares (qualified participation) (Beteiligungsabzug).

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

Stamp Tax upon Transfer of Securities (Umsatzabgabe)

The transfer of Syngenta shares, whether by a Swiss resident or non-resident holder, may be subject to a Swiss securities transfer tax in the amount of half of 0.15 percent of the sales proceeds for the seller if the sale occurs through or with a Swiss bank or other professional securities dealer as defined in the Swiss Federal Stamp Tax Act.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2010. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

United States Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income.  Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate United States Holders in taxable years beginning before January 1, 2011 may be taxable at favorable rates, up to a maximum rate of 15 percent, provided that certain holding period and other requirements are met. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

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

Where You Can Find More Information

Syngenta is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, Syngenta will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission’s principal office at 100 F Street, N.E., Washington, DC 20549, United States and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, United States and at 233 Broadway, New York, New York 10005, United States. The public may obtain information on the operation of the Commission’s public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information Syngenta files with the SEC are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning Syngenta are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, United States.

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

A financial risk management framework is in place in the form of a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) monthly assessment of the impact of market risks against defined risk limits which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

Financial instruments available for use to mitigate these risks are selected by Syngenta according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

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

Details of the Group’s derivative positions as at December 31, 2010, including the notional amounts and fair values of open derivative instruments by risks being hedged, are set out in Note 29 to the consolidated financial statements in Item 18.

Assessment of the impact of market risks

The impact of market risks is assessed using a variety of Value-at-Risk (VaR) methods, including Earnings-at-Risk (EaR) methods. The exact method selected depends on the nature of the underlying risk. The specific methods used to assess the impact of financial risks are described below:

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Transaction – committed	VaR	Monetary asset and liability carrying amounts	1
Transaction – uncommitted	EaR	Operating income	12
Translation	VaR	Cumulative translation adjustment in OCI	1
Interest rate risk	EaR	Interest expense	12
Commodity price risk	EaR	Operating income	12

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

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99% confidence level, with a 1% probability that actual results will be worse than calculated.

Due to increased volatility in the financial markets observed in recent years, Syngenta has in 2010 increased the confidence level used in the VaR (EaR) calculations from 95% to 99%. The comparative numbers for the year ending December 31, 2009 presented herein were calculated using the 99% confidence level.

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

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. These committed exposures are normally fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or where there is no forward market for a specific currency. The committed exposures are hedged using foreign exchange forward contracts and cross-currency swaps.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. VaR calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

(US$ million)	December 31, 2010 Value-at-Risk			December 31, 2009 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	72	7	90%	58	19	67%
Euro	25	–	100%	45	7	84%
British pound sterling	9	6	33%	20	6	70%
Other core currencies1	12	–	100%	22	3	86%
Rest of world	44	14	68%	59	15	75%
Total undiversified	162	27	83%	204	50	75%
Diversification	(106)	(18)	83%	(164)	(40)	76%
Net VaR	56	9	84%	40	10	75%
1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2010, the total 30-day Value-at-Risk, after hedges, at a 99% confidence level was US$9 million (December 31, 2009: US$10 million). The decrease in Value-at-Risk as at December 31, 2010 compared to December 31, 2009 is mainly due to a higher hedge coverage across various currencies.

The average Value-at-Risk, after hedges, at a 99% confidence level, for the year ending December 31, 2010 was US$6 million (before hedges: US$69 million).

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

(US$ million)	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	285	72	75%	159	114	28%
Euro	62	80	(29)%	34	28	18%
British pound sterling	52	9	83%	38	21	45%
Other core currencies1	53	11	79%	73	32	56%
Rest of world	183	151	18%	201	168	16%
Total undiversified	635	323	49%	505	363	28%
Diversification	(309)	(191)	38%	(293)	(195)	33%
Net EaR	326	132	60%	212	168	21%
1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2010, the total potential adverse movement for 2011 net transactional flows after hedges relative to year-end at spot levels, at a 99% confidence level, was US$132 million (December 31, 2009: US$168 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the whole portfolio of the net transactional flows, rather than looking at the individual currencies. This could lead to a negative risk reduction for a single currency – as is the case for the Euro currency in 2010.

The decrease in Earnings-at-Risk as at December 31, 2010 compared to December 31, 2009 is mainly due to a higher hedge coverage. The decrease is partially offset by increased volatilities in the core currencies.

From the Earnings-at-Risk table above, the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in OCI.

Translation risk can be significant, however, Syngenta’s equity base is deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2010, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2010 Value-at-Risk			December 31, 2009 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	124	124	–	84	84	–
Euro	32	32	–	27	27	–
British pound sterling	23	23	–	54	54	–
Other core currencies1	28	28	–	32	32	–
Rest of world	171	171	–	222	222	–
Total undiversified	378	378	–	419	419	–
Diversification	(123)	(123)	–	(98)	(98)	–
Net VaR	255	255	–	321	321	–
1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

The large investments and operations in Switzerland lead to the most significant risk. The decrease in Value-at-Risk as at December 31, 2010 compared to December 31, 2009 is primarily due to decreased volatilities in Emerging Market currencies. There are no translation risk hedges in place as at December 31, 2010.

The average Value-at-Risk after hedges, at a 99% confidence level, for the year ending December 31, 2010 was US$276 million (before hedges: US$276 million).

Interest rate risk

Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates. The main objective of managing interest rate risk is to optimize interest expense within clearly stated risk limits.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk. At December 31, 2010, the net amount of

Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$14 million (2009: US$11 million). The net amounts of Earnings-at-Risk on the net debt, as defined in Note 27 to the consolidated financial statements in Item 18, due to potential changes in interest rates were immaterial at December 31, 2010 and 2009.

Commodity price risks

Operating in the agri-business sector, changes in certain commodity prices affect Syngenta’s reported operating results. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. Natural gas exposure occurs in Syngenta’s primary manufacturing sites.

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on operating income and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective.

At December 31, 2010, there was 1.0 million barrels of hedge protection (December 31, 2009: no protection) in place for oil for 2011. As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	5	58%	11	3	73%
Diversification	(4)	(1)	75%	(3)	(1)	67%
Net EaR	8	4	50%	8	2	75%
	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	76	55	28%	99	61	38%
Diversification	(13)	(2)	85%	(7)	(3)	(50)%
Net EaR	63	53	16%	92	58	37%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2010 to US$53 million (December 31, 2009: US$58 million).

Item 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.D.3 — FEES AND CHARGES FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

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

ITEM 12.D.4 — FEES MADE BY DEPOSITARY TO THE COMPANY

The Bank of New York Mellon, as depositary, has agreed to reimburse Syngenta for expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse Syngenta for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Syngenta based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse Syngenta, but the amount of reimbursement available to Syngenta is not necessarily tied to the amount of fees the depositary collects from investors. From January 1, 2010 to December 31, 2010, Syngenta received from the depositary US$962,252 as reimbursement of the above mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2010, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Syngenta’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, Syngenta’s internal control over financial reporting was effective based on those criteria.

Ernst & Young AG, Switzerland, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group’s internal control over financial reporting which is included in this annual report.

c.	See the attestation report of Ernst & Young AG, an independent registered public accounting firm, included under Item 18 on page F-1.

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

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Accounting, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2010, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2010 and 2009.  The following table presents information concerning fees paid to EY in each of those years.

(in million US$)	2010	2009
Audit fees(1)	7.8	8.7
Audit-related fees(2)	0.3	0.9
Tax fees(3)	0.4	0.3
All other fees(4)	0.2	0.2
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

All of the services provided by EY in 2009 and 2010 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2010	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(3)
January	–	–		–	9,459,984
February	–	–		–	9,459,984
March	–	–		–	9,459,984
April (21 Apr – 30 Apr)	47,000	250.23		47,000	9,412,984
May (3 May – 31 May)	231,800	244.39		231,800	9,181,184
June (1 Jun – 23 Jun) (1)	109,900	229.06		9,900	9,171,284
July (23 Jul – 30 Jul) (1)	455,000	210.87		190,000	8,981,284
August (2 Aug – 31 Aug) (1)	231,000	229.46		166,000	8,815,284
September (1 Sep – 15 Sep)	77,000	243.31		77,000	8,738,284
October (18 Oct – 29 Oct)	29,800	282.97		29,800	8,708,484
November (1 Nov – 30 Nov)	85,450	284.13		85,450	8,623,034
December	–	–		–	8,623,034
Total	1,266,950	232.04	(4)	836,950	8,623,034

(1)	430,000 shares were purchased in 2010 in the open market to meet the future requirements of share-based payment plans.
(2)	Amounts shown reflect the conversion of the applicable CHF amount into US$ based on month-end CHF/US$ exchange rates.
(3)
In April 2008, at the Annual General Meeting (AGM) of shareholders, the shareholders approved the request of the Board of Directors to authorize share repurchases starting in 2009 of up to 10 percent of Syngenta’s total share capital. During 2009, there were no repurchases under the approved program. The repurchases commenced on 21 April 2010

(4)	Reflects the weighted-average price paid per share (US$) during 2010.

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

PART III

ITEM 17 — FINANCIAL STATEMENTS

Syngenta has responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 8, 2011, are filed as part of this annual report:

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

* Exhibit incorporated by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).
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
‡‡‡ The subsidiaries of Syngenta are set forth in Item 4 of this annual report.
‡‡‡‡ Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission, therefore such instruments are not being filed as exhibits to this form 20-F for the year ended December 31, 2010. The amount of debt authorized under each long-term debt instrument does not exceed 10 percent of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack		By:	/s/ John Ramsay
	Name:	Michael Mack		Name:	John Ramsay
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 17, 2011

To the Board of Directors and Shareholders of

Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2010. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Syngenta AG and our report dated February 8, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 8, 2011

To the Board of Directors and Shareholders of

Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2010, 2009 and 2008 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2010, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the company has elected to change its method of accounting for actuarial gains and losses arising in respect of its defined benefit pension and post-retirement healthcare benefit obligations in 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 8, 2011

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2010, 2009 and 2008)

(US$ million, except share and per share amounts)	Notes	2010	2009	a	2008	a
Sales	4,5	11,641	10,992	11,624
Cost of goods sold	(5,866)	(5,572)	(5,706)
Gross profit	5,775	5,420	5,918
Marketing and distribution	(1,892)	(1,805)	(2,033)
Research and development	(1,032)	(952)	(964)
General and administrative	(899)	(714)	(845)
Restructuring and impairment	6	(159)	(130)	(196)
Operating income	1,793	1,819	1,880
Income/(loss) from associates and joint ventures	25	(3)	3
Interest income	28	90	88	104
Interest expense	28	(172)	(163)	(149)
Other financial expense	(22)	(17)	(16)
Currency gains/(losses), net	28	(37)	(30)	(108)
Financial expense, net	(141)	(122)	(169)
Income before taxes	1,677	1,694	1,714
Income tax expense	7	(275)	(283)	(315)
Net income	1,402	1,411	1,399
Attributable to:
Syngenta AG shareholders	8	1,397	1,408	1,399
Non-controlling interests	5	3	–
Net income	1,402	1,411	1,399
Earnings per share (US$):
Basic earnings per share	8	15.07	15.11	14.90
Diluted earnings per share	8	14.99	15.01	14.77
Weighted average number of shares:
Basic	92,687,903	93,154,537	93,916,415
Diluted	93,225,303	93,760,196	94,696,762

a	After effect of accounting policy change for post-employment benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2010, 2009 and 2008)

(US$ million)	Notes	2010	2009	a	2008	a
Net income		1,402	1, 411		1,399
Components of other comprehensive income (OCI):
Actuarial gains/(losses) of defined benefit post-employment plans	22	50	(98)		(335)
Unrealized gains/(losses) on available-for-sale financial assets	28	4	(18)		9
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	29	120	72		(34)
Currency translation effects		146	260		(415)
Income tax relating to OCI	7	(37)	66		68
Total comprehensive income		1,685	1,693		692
Attributable to:
Syngenta AG shareholders		1,679	1,691		691
Non-controlling interests		6	2		1
Total comprehensive income		1,685	1,693		692

a	After effect of accounting policy change for post-employment benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2010, 2009 and 2008)

(US$ million, except share amounts)	Notes	2010	2009	a	2008	a
Assets
Current assets:
Cash and cash equivalents	1,967	1,552	803
Trade receivables	9	2,554	2,506	2,311
Other accounts receivable	9	626	558	479
Inventories	11	3,844	3,922	3,456
Derivative and other financial assets	28	502	156	381
Other current assets	10	223	200	190
Total current assets	9,716	8,894	7,620
Non-current assets:
Property, plant and equipment	12	2,964	2,738	2,188
Intangible assets	13	3,087	3,102	3,083
Deferred tax assets	7	824	747	621
Derivative financial assets	28	176	248	152
Other non-current financial assets	14	518	400	425
Total non-current assets	7,569	7,235	6,469
Total assets	17,285	16,129	14,089
Liabilities and equity
Current liabilities:
Trade accounts payable	15	(2,590)	(2,468)	(2,240)
Current financial debt	16	(992)	(281)	(211)
Income taxes payable	(406)	(376)	(322)
Derivative financial liabilities	27, 28	(291)	(145)	(457)
Other current liabilities	17	(846)	(827)	(834)
Provisions	19	(228)	(214)	(245)
Total current liabilities	(5,353)	(4,311)	(4,309)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 27	(2,786)	(3,527)	(2,869)
Deferred tax liabilities	7	(813)	(688)	(508)
Provisions	19	(884)	(1,116)	(1,112)
Total non-current liabilities	(4,483)	(5,331)	(4,489)
Total liabilities	(9,836)	(9,642)	(8,798)
Shareholders’ equity:
Issued share capital: 2010: 94,599,849 ordinary shares (2009: 94,599,849 ordinary shares; 2008: 96,914,857 ordinary shares)	20	(6)	(6)	(6)
Retained earnings	(3,809)	(2,820)	(2,412)
Reserves	(4,113)	(3, 864)	(3,601)
Treasury shares: 2010: 2,392,751 ordinary shares (2009: 1,617,901 ordinary shares; 2008: 3,953,617 ordinary shares)	20	489	217	745
Total shareholders’ equity	(7,439)	(6,473)	(5,274)
Non-controlling interests	(10)	(14)	(17)
Total equity	(7,449)	(6,487)	(5,291)
Total liabilities and equity	(17,285)	(16,129)	(14,089)

a	After effect of accounting policy change for post-employment benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2010, 2009 and 2008)

(US$ million)	Notes	2010	2009	a	2008	a
Income before taxes	1,677	1,694	1,714
Reversal of non-cash items	21	805	615	951
Cash (paid)/received in respect of:
Interest received	89	88	101
Interest paid	(175)	(153)	(115)
Other financial receipts	55	8	98
Other financial payments	(133)	(227)	(35)
Income taxes	(268)	(165)	(283)
Restructuring costs	19	(38)	(79)	(140)
Contributions to pension plans, excluding restructuring costs	19	(335)	(125)	(113)
Other provisions	19	(95)	(81)	(108)
Cash flow before change in net working capital	1,582	1,575	2,070
Change in net working capital:
Change in inventories	108	(178)	(982)
Change in trade and other accounts receivable and other current assets	(129)	55	(291)
Change in trade and other accounts payable	146	(33)	669
Cash flow from operating activities	1,707	1,419	1,466
Additions to property, plant and equipment	12	(396)	(652)	(444)
Proceeds from disposals of property, plant and equipment	13	33	29
Purchases of intangible assets	13	(118)	(97)	(118)
Purchases of investments in associates and other financial assets	(12)	(22)	(70)
Proceeds from disposals of financial assets	42	87	42
Net cash flows from (purchases)/disposals of marketable securities	31	(41)	97
Business acquisitions (net of cash acquired)	3	(10)	(188)	(144)
Cash flow used for investing activities	(450)	(880)	(608)
Increases in third party interest-bearing debt	139	926	986
Repayments of third party interest-bearing debt	(165)	(183)	(378)
Sales of treasury shares and options over own shares	49	46	70
Acquisitions of non-controlling interests	3	(48)	–	–
Purchases of treasury shares	(295)	(125)	(683)
Distributions paid to shareholders	(524)	(494)	(452)
Cash flow from/(used for) financing activities	(844)	170	(457)
Net effect of currency translation on cash and cash equivalents	2	40	(101)
Net change in cash and cash equivalents	415	749	300
Cash and cash equivalents at the beginning of the year	1,552	803	503
Cash and cash equivalents at the end of the year	1,967	1,552	803

a	After effect of accounting policy change for post-employment benefits described in Note 2 below

At December 31, 2010, cash equivalents totalled US$1,471 million (2009: US$1,089 million; 2008: US$469 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2010, 2009 and 2008)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 2008	6	3,720	(830)	(154)	532	2,748	6,022	19	6,041
Accounting policy change for post-employment benefits						(411)	(411)		(411)
Reclassification of income taxes in OCI					108	(108)	–		–
January 1, 2008 after accounting policy change and reclassification (see Note 2)	6	3,720	(830)	(154)	640	2,229	5,611	19	5,630
Net incomea						1,399	1,399	–	1,399
OCIa b				2	(470)	(240)	(708)	1	(707)
Total comprehensive income	–	–	–	2	(470)	1,159	691	1	692
Share based compensation			41			79	120		120
Dividends paid						(450)	(450)	(2)	(452)
Share repurchases			(683)				(683)		(683)
Cancellation of treasury shares		(143)	727		6	(590)	–		–
Other and income taxes on share based compensation						(15)	(15)	(1)	(16)
December 31, 2008a b	6	3,577	(745)	(152)	176	2,412	5,274	17	5,291
Net incomea						1,408	1,408	3	1.411
OCIa b				39	310	(66)	283	(1)	282
Total comprehensive income	–	–	–	39	310	1,342	1,691	2	1,693
Share based compensation			27			83	110		110
Dividends paid						(493)	(493)	(1)	(494)
Share repurchases			(125)				(125)		(125)
Cancellation of treasury shares		(86)	626			(540)	–		–
Other and income taxes on share based compensation						16	16	(4)	12
December 31, 2009a b	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net income						1,397	1,397	5	1,402
OCI				77	172	33	282	1	283
Total comprehensive income	–	–	–	77	172	1,430	1,679	6	1,685
Share based compensation			23			81	104		104
Dividends paid						(523)	(523)	(1)	(524)
Share repurchases			(295)			–	(295)		(295)
Other and income taxes on share based compensation						1	1	(9)	(8)
December 31, 2010	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449

a	After effect of accounting policy change for post-employment benefits described in Note 2 below
b	After reclassification of income taxes in OCI described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

In 2008, a dividend of CHF 4.80 (US$4.76) per share was paid in respect of 2007. In 2009, a dividend of CHF 6.00 (US$5.27) per share was paid in respect of 2008. In 2010, a dividend of CHF 6.00 (US$5.61) per share was paid in respect of 2009.

The Board of Directors recommends a dividend payment by means of a cash distribution out of reserves arising from capital contributions of CHF 7.00 per share (equivalent to US$7.47 per share translated at the December 31, 2010 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 19, 2011.

Included within the fair value reserves are (i) cash flow hedge reserves, which comprise the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged items that have not yet been recognized in profit or loss, and (ii) fair value reserves, which comprise the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired. Movements in the cash flow hedge reserves are shown in Note 29. Neither the fair value reserves for available-for-sale financial assets nor any components of the movements in the fair value reserves for available-for-sale financial assets during the periods presented were material.

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

The consolidated financial statements are presented in United States dollars (“US$”) as this is the major currency in which revenues are denominated. The functional currency of Syngenta AG is the Swiss franc (“CHF”).

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

Syngenta has combined line items in certain tables in the Notes to the financial statements where one or more lines that were previously disclosed separately have become immaterial.

Syngenta has adopted the following new or revised IFRSs in these consolidated financial statements, with the following effect:

IFRS 3 (revised January 2008) and IAS 27 (revised January 2008) introduced changes to the accounting for business combinations and transactions with non-controlling shareholders. Consequential amendments to IAS 21 prohibit reclassification of currency translation gains and losses from other comprehensive income (OCI) to profit or loss for partial disposals or capital repayments of the group’s net investments in a subsidiary which do not result in Syngenta losing control of the subsidiary. These revised IFRSs apply to transactions Syngenta completes after January 1, 2010, which are disclosed in Note 3. The accounting for transactions completed in prior years is not affected.

The following IFRSs adopted in 2010 had no impact on Syngenta’s consolidated financial statements, other than as noted below:

–
“Improvements to IFRSs”, issued April 2009. Disclosure of assets by reportable segment is now required only if that information is provided to the chief operating decision maker. As Syngenta does not provide assets by reportable segment to its chief operating decision maker, assets by reportable segment are not disclosed in the consolidated financial statements.

–	Amendments to IAS 39, “Eligible Hedged Items”, issued July 2008.

–	IFRIC 17, “Distributions of Non-Cash Assets to Owners”, issued November 2008.

–
Syngenta has early adopted the amendment to IAS 1 “Presentation of Financial Statements” contained in “Improvements to IFRSs”, issued May 2010 and has therefore shown net income and OCI as separate line items in the statement of changes in equity, where the equity components are presented.

–	Syngenta has early adopted the amendments to IFRIC 14, “Prepayments of a Minimum Funding Requirement”. This adoption had no material impact on the consolidated financial statements.

2. Accounting policies continued

The following new or revised IFRSs relevant to the Syngenta Group have not yet been adopted by Syngenta:

–
“Improvements to IFRSs” issued in April 2010 amends various IFRSs pursuant to the IASB’s annual improvements process. The amendments are mandatory for Syngenta with effect from January 1, 2011. Except for the amendment to IAS 1 mentioned above, Syngenta has not yet adopted these amendments, which include revised disclosure requirements for interim financial reporting and for financial instruments in annual financial statements.

–
Amendments to IAS 32, “Classification of Rights Issues”, were issued in October 2009, and clarify that rights, options or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed amount of any currency are equity instruments if they are offered pro rata to existing holders of the same class of equity. The amendment will be mandatory for Syngenta with effect from January 1, 2011. The effect of the amendment is that in the event of Syngenta issuing rights, options or warrants pro rata to existing shareholders, these would be accounted for as equity instruments regardless of the currency of the offer.

–
IAS 24 (revised), “Related Party Disclosures”, was issued in November 2009, and clarifies that commitments to related parties should be disclosed as related party transactions. It also clarifies related party status and disclosures for subsidiaries of the reporting entity’s associates and joint ventures and for governments and government-related entities. The revised IFRS will be mandatory for Syngenta with effect from January 1, 2011. Syngenta is assessing the impact of IAS 24 (revised) on the disclosures which will be given in its 2011 consolidated financial statements.

–
IFRS 9, “Financial Instruments”, was issued in November 2009 and October 2010. It contains new measurement and classification rules for financial assets. Under IFRS 9, assets which are debt instruments and according to Syngenta’s business model are held to collect contractual cash flows consisting of payments of principal and/or interest on defined dates would be measured at amortized cost, and all other financial assets would be measured at fair value. Gains and losses on remeasuring assets which Syngenta classifies as available-for-sale under IAS 39 would be recognized in profit or loss under IFRS 9, except for equity instruments which are not held for trading, for which Syngenta may make an irrevocable election on their initial recognition to present all gains and losses within OCI. Gains and losses on equity instruments for which this election is made would no longer be reclassified from OCI into profit or loss on disposal or on a significant or prolonged decline in value. For financial liabilities which are measured at fair value in accordance with the fair value option, changes in fair value which are due to changes in own credit risk will be reported in OCI, instead of in profit or loss. Syngenta currently does not apply the fair value option to any of its financial liabilities. IFRS 9 will be mandatory for Syngenta with effect from January 1, 2013. Syngenta has not decided whether it will adopt IFRS 9 early due to the phased publication of the IASB’s revised financial instruments requirements. On the basis of the financial assets and liabilities it has at December 31, 2010, Syngenta does not believe that IFRS 9 will have a material impact on its consolidated financial statements.

–
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

–
“Disclosures – Transfers of Financial Assets, Amendments to IFRS 7” was issued in October 2010, and will be mandatory for Syngenta’s consolidated financial statements for years ended December 31, 2012 onwards. It requires additional disclosures where an entity transfers part of a financial asset or transfers a financial asset but retains a continuing involvement in the asset. Trade receivable factoring which Syngenta may enter into in the future may be within the scope of this disclosure requirement.

Future changes in IFRS
IFRSs are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished, on financial instruments, provisions, employee benefits, revenue recognition, leases, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

Changes in Accounting Policies
Actuarial gains and losses
In these consolidated financial statements, Syngenta has recognized actuarial gains and losses of defined benefit post-employment plans in OCI in the periods in which they arose (“immediate recognition in OCI method”). Previously, Syngenta applied the corridor method of deferred recognition, under which these gains and losses were amortized over the average remaining employee service period to the extent that they exceeded 10% of the higher of the defined benefit obligation or plan assets. In the opinion of Syngenta, the immediate recognition in OCI method presents Syngenta’s post-employment defined benefit obligations in the consolidated balance sheet in a more understandable way than the corridor method because the amounts presented are closer to the underlying actuarial position of the post-employment plans. For the year ended December 31, 2010, defined benefit post-employment expense recognized within operating income was US$84 million and actuarial gains recognized directly in retained earnings were US$50 million. Related income tax amounts were credits of US$25 million and charges of US$17 million respectively excluding the effect of changes in tax rates. Had Syngenta still applied the corridor method, an additional US$47 million of post-employment benefit expense would have been recognized within operating income, and no amounts would have been recognized directly in retained earnings. The opening balance of retained earnings at January 1, 2008, and comparative amounts for the years ended and as at December 31, 2009 and 2008, have been adjusted to reflect the new policy.

2. Accounting policies continued

Reclassifications of income taxes within equity
Income tax charged directly to accumulated OCI has been reclassified in the statement of changes in equity in order to present it as part of the same component of equity as the pre-tax items to which it relates. This change in presentation has no effect on total equity.

The effect of adopting the immediate recognition in OCI method described above, together with the reclassifications of income taxes within equity, on each financial statement line item is set out in the following tables:

Adjustments to the 2009 consolidated income statement and statement of comprehensive income for the year ended December 31, 2009

2009 (US$ million, except per share amounts)	As reported	Accounting policy change	After accounting policy change
Sales	10,992	–	10,992
Cost of goods sold	(5,586)	14	(5,572)
Gross profit	5,406	14	5,420
Marketing and distribution	(1,812)	7	(1,805)
Research and development	(960)	8	(952)
General and administrative	(738)	24	(714)
Restructuring and impairment	(130)	–	(130)
Operating income	1,766	53	1,819
Income before taxes	1,641	53	1,694
Income tax expense	(267)	(16)	(283)
Net income	1,374	37	1,411
Attributable to:
Syngenta AG shareholders	1,371	37	1,408
Non-controlling interests	3	–	3
Net income	1,374	37	1,411
Basic earnings per share (US$)	14.72	0.39	15.11
Diluted earnings per share (US$)	14.62	0.39	15.01
OCI
Actuarial losses of defined benefit post-employment plans	–	(98)	(98)
Currency translation effects	289	(29)	260
Income tax relating to OCI	34	32	66
Total comprehensive income	1,751	(58)	1,693
Attributable to:
Syngenta AG shareholders	1,749	(58)	1,691
Non-controlling interests	2	–	2
Total comprehensive income	1,751	(58)	1,693

2. Accounting policies continued

Adjustments to the consolidated balance sheet at December 31, 2009

2009 (US$ million)	As reported	Accounting policy change	Reclassification of income tax in OCI	After accounting policy changes
Non-current assets:
Deferred tax assets	660	87	–	747
Defined benefit pension asset	679	(654)	–	25
Total non-current assets	7,802	(567)	–	7,235
Total assets	16,696	(567)	–	16,129
Current liabilities:			–
Provisions	(154)	(60)	–	(214)
Total current liabilities	(4,251)	(60)	–	(4,311)
Non-current liabilities:
Deferred tax liabilities	(884)	196	–	(688)
Provisions	(879)	(237)	–	(1,116)
Total non-current liabilities	(5,290)	(41)	–	(5,331)
Total liabilities	(9,541)	(101)	–	(9,642)
Shareholders’ equity:
Retained earnings	(3,640)	667	153	(2,820)
Reserves	(3,712)	1	(153)	(3,864)
Total shareholders’ equity	(7,141)	668	–	(6,473)
Total equity	(7,155)	668	–	(6,487)
Total liabilities and equity	(16,696)	567	–	(16,129)

Adjustments to the consolidated cash flow statement for the year ended December 31, 2009

2009 (US$ million)	As reported	Accounting policy change	After accounting policy change
Income before taxes	1,641	53	1,694
Reversal of non-cash items	668	(53)	615

2. Accounting policies continued

Adjustments to the consolidated income statement and statement of comprehensive income for the year ended December 31, 2008

2008 (US$ million, except per share amounts)	As reported	Accounting policy change	After accounting policy change
Sales	11,624	–	11,624
Cost of goods sold	(5,713)	7	(5,706)
Gross profit	5,911	7	5,918
Marketing and distribution	(2,039)	6	(2,033)
Research and development	(969)	5	(964)
General and administrative	(849)	4	(845)
Restructuring and impairment	(196)	–	(196)
Operating income	1,858	22	1,880
Income before taxes	1,692	22	1,714
Income tax expense	(307)	(8)	(315)
Net income	1,385	14	1,399
Attributable to:
Syngenta AG shareholders	1,385	14	1,399
Non-controlling interests	–	–	–
Net income	1,385	14	1,399
Basic earnings per share (US$)	14.75	0.15	14.90
Diluted earnings per share (US$)	14.63	0.14	14.77
OCI
Actuarial losses of defined benefit post-employment plans	–	(335)	(335)
Currency translation effects	(443)	28	(415)
Income tax relating to OCI	(26)	94	68
Total comprehensive income	891	(199)	692
Attributable to:
Syngenta AG shareholders	890	(199)	691
Non-controlling interests	1	–	1
Total comprehensive income	891	(199)	692

2. Accounting policies continued

Adjustments to the consolidated balance sheet for the year ended December 31, 2008

2008 (US$ million)	As reported	Accounting policy change	Reclassification of income tax in OCI	After accounting policy changes
Non-current assets:
Deferred tax assets	514	107	–	621
Defined benefit pension asset	628	(602)	–	26
Total non-current assets	6,964	(495)	–	6,469
Total assets	14,584	(495)	–	14,089
Current liabilities:
Provisions	(170)	(75)	–	(245)
Total current liabilities	(4,234)	(75)	–	(4,309)
Non-current liabilities:
Deferred tax liabilities	(659)	151	–	(508)
Provisions	(921)	(191)	–	(1,112)
Total non-current liabilities	(4,449)	(40)	–	(4,489)
Total liabilities	(8,683)	(115)	–	(8,798)
Shareholders’ equity:
Retained earnings	(3,165)	638	115	(2,412)
Reserves	(3,458)	(28)	(115)	(3,601)
Total shareholders’ equity	(5,884)	610	–	(5,274)
Total equity	(5,901)	610	–	(5,291)
Total liabilities and equity	(14,584)	495	–	(14,089)

Adjustments to the consolidated cash flow statement for the year ended December 31, 2008

2008 (US$ million)	As reported	Accounting policy change	After accounting policy change
Income before taxes	1,692	22	1,714
Reversal of non-cash items	973	(22)	951

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

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has between 20% and 50% of voting rights. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both associates and joint ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s investment in and its share of the total recognized gains and losses and transactions with shareholders of associates and joint ventures, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate or joint venture is recognized as goodwill, within the same line as the underlying investment. When Syngenta’s share of accumulated losses reduces the carrying amount of an associate or joint venture to nil, no further losses are recognized unless Syngenta has an obligation to meet those losses.

Transactions eliminated on consolidation
Intercompany income and expenses, including profits from internal Syngenta transactions, and intercompany receivables and payables have been eliminated upon consolidation. Profits on transactions between Syngenta and its associates and joint ventures are eliminated in proportion to Syngenta’s ownership share in the associate or joint venture, but losses are eliminated only if no impairment has occurred.

2. Accounting policies continued

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration, and of any existing ownership interest it holds in the acquired entity, but excluding any amounts which are not part of the business combination, such as amounts which settle pre-existing relationships or relate to services Syngenta will receive post-acquisition. Any gain or loss arising on revaluing an existing interest in the acquired entity is recognized in profit or loss. Direct acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified, and are recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are valued based on the income approach. Generally the relief from royalty method is used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests, which represent a proportionate ownership interest, are recorded at their proportionate share of the fair value of the acquired business’s net assets. Non-controlling interests, which do not represent a proportionate ownership interest in the acquired business are recorded at their fair value.

If the sum of the amounts paid or payable upon acquisition of a controlling interest plus the fair value of any existing Syngenta ownership interest in the acquiree exceeds the fair value of the acquiree’s net assets, the excess is recognized as goodwill. If the fair value of Syngenta’s proportionate share of the acquiree’s net assets exceeds the total sum of those amounts, the excess is immediately recognized as a gain in profit or loss at the acquisition date.

Once Syngenta has acquired control of a business, any further transaction that changes Syngenta’s ownership interest but does not result in Syngenta losing control is accounted for as a transaction between shareholders. Any difference between the amount paid for the change in ownership interest and the corresponding share of the carrying amount of the net assets is charged or credited to shareholders’ equity.

Disposal or loss of Syngenta control of a business or of a controlling interest in a subsidiary is accounted for by derecognizing the underlying assets and liabilities disposed of and any related goodwill and third party non-controlling interests, at their carrying amounts. If Syngenta retains a non-controlling ownership interest, this is recognized at fair value. The difference between those carrying amounts and the total fair value of the disposal proceeds and of any retained Syngenta interest is recognized in profit or loss together with related currency translation gains and losses (see “Foreign Currencies” below).

Business combinations completed before January 1, 2010 have been accounted for in accordance with the IFRSs which applied at the date they were completed. The successive changes which have been made over time to the IFRSs for business combinations have not been required to be applied retrospectively to business combinations completed before those changes were introduced.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, stated at historical cost or fair value, are translated into functional currency at the foreign exchange rate prevailing at the date of the transaction or the date the fair value was determined, respectively. Foreign currency transactions are translated to the relevant functional currency at the exchange rate prevailing at the date of the transaction. With exceptions for certain regional supply centre, holding and finance subsidiaries, each Syngenta subsidiary uses the local currency of its country of operations as its functional currency. Unrealized gains or losses related to equity loans, designated cash flow and net investment hedging arrangements and gains and losses on retranslating equity instruments that are available-for-sale financial assets are recognized in OCI. All other resulting foreign exchange transaction gains and losses are recognized in profit or loss. Equity loans are intercompany loans to subsidiaries that are not expected to be repaid in the foreseeable future and therefore considered part of Syngenta’s net investment in the subsidiary.

Income, expense and cash flows of foreign operations are translated into US dollars using average exchange rates prevailing during the period. Assets and liabilities of foreign operations are translated to US dollars using exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in OCI. Upon disposal or loss of control of a foreign subsidiary, the cumulative currency translation difference relating to the subsidiary is reclassified from equity to profit or loss as part of the gain or loss on disposal.

Revenue
Revenue is measured as the fair value of the consideration received or receivable. Revenue from sales of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually upon delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sale contract. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms.

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

2. Accounting policies continued

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

Syngenta periodically enters into prepayment contracts with customers whereby it receives advance payments for product to be delivered in a future period. These advance payments are recorded as liabilities and presented as part of trade accounts payable. Advance payment liabilities are released and revenues associated with such advance payment transactions are recognized upon delivery of and transfer of title, ownership, and risk of loss of the related products to the customer.

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

Cash rebates and discounts granted to customers are classified as a reduction of revenue. Awards of free or discounted products or services supplied by Syngenta in connection with customer loyalty programs are recognized as revenue when the customer redeems the credits. Awards supplied by a third party are recognized as revenue when the third party becomes obliged to supply the awards if Syngenta is an agent for the third party, and when Syngenta has performed its obligations to the customer if Syngenta is a principal. Net profit from programs where Syngenta is an agent is shown as part of sales. Revenue related to programs where Syngenta is a principal is presented as part of sales, and associated costs are presented within cost of goods sold or marketing and distribution expense as appropriate. Syngenta determines whether it is a principal or an agent according to whether it is exposed to the risks and rewards of supplying the third party products or services. Liabilities associated with customer loyalty programs are classified within trade accounts payable.

Barter transactions
For certain customers in certain markets, either settlement of trade receivables is secured with proceeds from agricultural commodities sold by Syngenta customers, or customers settle trade receivables directly by delivering commodities to Syngenta. For these arrangements, Syngenta recognizes revenue when it has a legally enforceable receivable, the amount of which is reliably measurable based on an agreed price for the Syngenta products. Where Syngenta has a contract with the customer for physical delivery of a commodity at a fixed price, an embedded derivative is recognized for the fair value of the contract until physical delivery. When it subsequently sells the commodity, Syngenta classifies additional revenue as sales only to the extent that the original contract for the sale of Syngenta products included revenue that was contingent upon the commodity sales proceeds. Any remaining gains or losses on the commodity sale are recorded in marketing and distribution in the consolidated income statement.

Research and development
Research expenses are charged to the consolidated income statement when incurred. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and is expected to generate future economic benefits and when the cost of such an asset can be measured reliably. Due to regulatory and other uncertainties inherent in the development of its key new products, Syngenta currently has no development costs that meet the criteria for recognition.

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

Restructuring and impairment
Restructuring represents the effect on reported performance of initiating business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. Restructuring and impairment includes impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Income taxes
Income taxes for the year comprise current and deferred taxes, calculated using rates enacted or substantively enacted at the balance sheet date.

2. Accounting policies continued

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

Income tax expense, current and deferred, is recognized in profit or loss unless it relates to items recognized in OCI or in equity in which case the tax expense is also recognized in OCI or equity respectively.

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

Syngenta releases these provisions when the tax audit of the applicable year is completed or an Advance Pricing Agreement (APA) settlement is reached that impacts previous years’ tax payments, or otherwise when the statute of limitations for the applicable year expires, unless there is evident reason for earlier release. Deferred tax on share based compensation awards is based on the tax deduction, if any, that would be obtained if the Syngenta AG share price at the period end was the tax base for the award. Deferred tax on unvested awards is recognized ratably over the vesting period. Deferred tax on awards already vested is recognized immediately. Any income tax benefits recorded in the income statement are limited to the tax effect of the related cumulative pre-tax compensation expense recorded. The total tax benefit on an award may exceed this amount in some circumstances. The excess tax benefit is considered by IFRS to be the result of a transaction with shareholders rather than with employees, and is recorded within shareholders’ equity.

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and are subject to only an insignificant risk of changes in value.

Trade and other accounts receivable
Trade and other accounts receivable include invoiced amounts less adjustments for doubtful receivables which are calculated by taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectability. Receivable balances are written off only when there is no realistic prospect of their being collected.

Factoring arrangements transferring substantially all economic risks and rewards associated with accounts receivable to a third party are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement. Factoring arrangements that transfer to a third party some, but not all economic risks and rewards are accounted for by continuing to recognize Syngenta’s continuing rights over the receivable and by recognizing any related obligation to the third party factor.

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

(c)	adjusting the resulting carrying amount of the combined receivable contract to reflect changes in customer credit risk. Syngenta includes this adjustment in the provision for doubtful receivables.

Financial and other current assets
Financial and other current assets include financial instruments with positive fair values and remaining contractual maturities of less than 12 months at the balance sheet date. Debt investments are classified as available-for-sale assets in accordance with IAS 39, and are revalued to fair value at each reporting date. Fair value is the quoted market price of the specific investments held. Unrealized revaluation gains are recorded in OCI except to the extent that they reverse impairment losses recorded on debt investments in prior periods. When an investment is sold, revaluation gains and losses are transferred from OCI and recognized in profit or loss. Regular way purchases and sales of marketable securities are recognized at settlement date.

2. Accounting policies continued

Derivative financial instruments and hedge accounting
Derivative financial instruments are recorded initially at their fair value when Syngenta becomes a party to the instrument. They are revalued to fair value at each reporting date and presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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

Fair values of non-publicly traded derivatives are valued using accepted economic methodologies for pricing these financial instruments, such as discounted cash flow analysis or option pricing models. The valuation models seek to make maximum use of market inputs existing at the balance sheet date. The methods used to determine the fair value of specific types of non-publicly traded derivatives are as follows:

–
Interest rate and cross-currency swaps are calculated as the present value of the estimated future cash flows. The future cash flows are determined using relevant market forward interest rates at the balance sheet date and are discounted using the zero-coupon rates with equivalent maturities for AA rated entities at the balance sheet date, as adjusted for the counterparty’s credit risk. These discount rates incorporate the impact of net credit risk present in those derivative instruments;

–	Forward contracts are determined using relevant market exchange rates at the balance sheet date;

–
Currency options are valued using the Black-Scholes-Merton option pricing model, which incorporates spot exchange rates, zero coupon rates with equivalent maturities for entities with credit ratings which approximate Syngenta’s counterparty credit risk, and implied volatility in the market forward exchange rates at the balance sheet date;

–
Commodity options are valued using the Black-Scholes-Merton option pricing model, which incorporates future commodity price curves with equivalent maturities and implied volatilities in the commodities markets at the balance sheet date, adjusted for counterparty credit risk.

Realized gains and losses, unrealized revaluation gains and losses on derivatives not designated as accounting hedges and the ineffective portion of derivatives designated as accounting hedges are recorded in profit or loss as they arise.

Syngenta applies hedge accounting as follows:

Fair value hedges
Both the designated hedging instruments and the underlying hedged items are remeasured to fair value and the resulting remeasured gains or losses are recognized in profit or loss as they occur.

Cash flow hedges
For the effective portion of the hedge, gains and losses on remeasuring designated hedging instruments to fair value are recognized in OCI as part of the cash flow hedge reserve, and are reclassified into profit or loss in the period (or periods) during which the underlying hedged cash flows affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for cash flow hedge accounting, any cumulative unrealized gain or loss on the hedging instrument remains in equity until the underlying hedged item affects profit or loss. However, if a hedged forecasted transaction is no longer expected to occur, the cumulative unrealized gain or loss on the hedging instrument is immediately reclassified into profit or loss.

Net investment hedges
Hedges of net investments in foreign operations, including hedges of monetary items that are accounted for as part of a net investment, are accounted for similarly to cash flow hedges. The accumulated gain or loss arising from such a hedge is reclassified from equity into profit or loss upon disposal of the net investment.

Inventories
Purchased products are recorded at acquisition cost while own-manufactured products are recorded at manufacturing cost including a share of production overheads based on normal capacity. Cost is determined on a first-in-first-out basis. Allowances are made for inventories with a net realizable value less than cost, or which are slow moving. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs to sell. Costs to sell include direct marketing, selling and distribution costs. Unsalable inventories are fully written off.

Biological assets
Biological assets represent growing plants and cuttings in Syngenta’s Flowers business and sugar cane seedlings within its Sugar cane business. They are measured at fair value less costs to sell where fair value is reliably measurable, and at cost less impairment where fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market. Syngenta classifies gains and losses from remeasuring biological assets to fair value within cost of goods sold.

2. Accounting policies continued

Property, plant and equipment
Property, plant and equipment are recorded at acquisition or production cost, less accumulated depreciation and any impairment losses. Eligible borrowing costs are capitalized as part of the asset cost. Depreciation is charged on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	10 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is recorded at acquisition cost and is not subject to depreciation.

Expenditures made for existing property, plant and equipment that will provide future economic benefit are capitalized and depreciated over the revised remaining useful life of the asset. Components of an asset are accounted for as separate assets if their useful lives differ from that of the larger asset of which they are a part. When a component of an asset is replaced, a disposal of the replaced component is accounted for and the new component is capitalized and depreciated over the shorter of its own useful life and that of the asset of which it is a component.

Leases
Property, plant and equipment financed by leases giving rights to use the leased assets as if they were owned by Syngenta are capitalized at the lower of fair value and the present value of minimum lease payments at the inception of the lease. Such leases are also embedded in contracts for goods or services provided by suppliers to Syngenta when the supplier can fulfil their obligations only by using a specific asset to supply Syngenta and the contract price is neither fixed per unit of output nor represents a market price. Finance lease assets and liabilities are recognized at the commencement of the lease, which is when the leased asset is ready for use and Syngenta has the right to use it. Finance lease assets are depreciated over the lesser of the remaining lease term and the estimated useful life of the leased asset.

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

Intangible assets other than goodwill
Intangible assets, other than goodwill, are recorded at cost less accumulated amortization and any impairment losses. Currently, all such intangible assets are assigned a finite estimated useful life. The cost of acquired intangible assets other than goodwill consists of the purchase price including transaction costs. The cost of internally generated intangible assets consists of direct internal and external design, development, and testing costs incurred to make the asset ready for use in the manner intended by management. Borrowing costs associated with internal software development projects are capitalized if the project is expected to take more than one year to complete. Capitalization ceases when the software is ready for its intended use.

Intangible assets are amortized starting from the date the asset is ready for use. In respect of product rights, this is when regulatory approval has been obtained. Asset lives are reviewed annually. The straight-line method of amortization is used except where another systematic basis better reflects the pattern of consumption of the economic benefits represented by the asset. Amortization is charged within the consolidated income statement to the function responsible for the asset, or to general and administrative.

Useful lives assigned to acquired product rights are based on the period over which Syngenta expects economic benefit from the product rights. Estimated lives assigned to most product rights upon acquisition are between 10 and 20 years and do not exceed 20 years for any asset.

Patents and trademarks are amortized over their estimated economic or legal life, whichever is shorter. Lives assigned are between 3 and 20 years for patents and between 10 and 15 years for trademarks.

Business combinations give Syngenta access to the distribution channels and customer relationships of the acquired business. These relationships normally continue to generate economic benefit to Syngenta following the acquisition. The useful lives of customer relationships are determined from management estimates of customer attrition rates. Estimated lives assigned are between 5 and 30 years.

Acquired In-Process Research & Development (IPR&D), is valued at fair value at acquisition. It is assessed for impairment annually until it has been successfully developed and is available for use at which time it begins being amortized over its estimated useful life. Lives assigned are between 10 and 20 years.

Assets attributable to long-term supply agreements are amortized as part of cost of goods sold over the period of the supply agreements, which are between 5 and 12 years.

Purchased software licenses are amortized over their remaining license terms. Internally developed software is amortized from the date it is ready for use until the sooner of its expected replacement date or the date significant costs are expected to be incurred to upgrade it. Lives assigned are between 3 and 5 years.

2. Accounting policies continued

Goodwill
Goodwill is the excess of the fair value of an acquired business over the fair value of its identifiable net assets at the acquisition date. Goodwill is recognized as an asset and presented within intangible assets. Goodwill is not amortized, but is tested annually for impairment and reduced by any impairment losses.

Impairment
Property, plant and equipment, intangible assets and investments in associates and joint ventures are tested for impairment (“tested”) in accordance with IAS 36 unless classified as held for sale. Goodwill and intangible assets not yet ready for use are tested annually and are also reviewed at each interim and annual reporting date to determine whether conditions changed since the most recent review or annual test. Individual other non-current assets are reviewed at each reporting date to determine whether events or changes in conditions indicate that the carrying amount of each asset may not be recoverable. If any such indication exists, the asset is tested for impairment. Syngenta estimates an asset’s recoverable amount as the higher of the asset’s fair value less selling costs and value in use, which is the present value of the cash flows expected from the asset’s use and eventual disposal. An impairment loss is recorded in the consolidated income statement to the extent that the carrying amount of the tested asset exceeds its recoverable amount. Impairment losses are not reversed for goodwill, but are reversed for other assets if their recoverable amounts subsequently increase.

Other non-current financial assets
Debt investments maturing in more than twelve months and equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are classified as available-for-sale in accordance with IAS 39. They are accounted for as described above under “Financial and other current assets”. An impairment loss is recorded in the consolidated income statement if there is a significant or prolonged decline in the value of an equity security that is an available-for-sale financial asset below its original cost, as reduced where applicable by cumulative impairment losses recorded in prior periods. Impairment losses on equity securities are not reversed if their fair value increases after an impairment loss is recorded. Loans and receivables are recorded at amortized cost, less impairment losses.

Non-current assets held for sale
Non-current assets and groups of assets are reclassified as held for sale when the assets are available for immediate sale in their present condition and a sale within one year is highly probable. Property, plant and equipment and intangible assets held for sale are remeasured at the lower of fair value less costs to sell or carrying amount at the date they meet the held for sale criteria at which time depreciation and amortization also ceases. Any resulting impairment loss is recognized in profit or loss.

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

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to a third party or parties as a result of a past event the amount of which can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date. If the effect of discounting is material, provisions are discounted to the expected present value of their future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the expected reimbursement is recognized as a separate asset only when virtually certain. Where Syngenta has a joint and several liability for a matter with one or more other parties, no provision is recognized by Syngenta for those parts of the obligation expected to be settled by another party. Syngenta self-insures or uses a combination of insurance and self-insurance for certain risks. Provisions for these risks are estimated in part by considering historical claims experience and other actuarial assumptions and, where necessary, counterparty risk.

Environmental provisions
Provisions for remediation costs are made when there is a present obligation, it is probable that expenditures for remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts; technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date, and are discounted if the impact is material and if cost estimates and timing are considered reasonably certain.

Syngenta’s restructuring programs have involved closure of several sites to date. Remediation liabilities recognized when site closures are announced are accounted for as restructuring provisions. In the opinion of Syngenta, it is not possible to estimate reliably the additional costs that would be incurred upon eventual closure of its continuing sites that have no present obligation to remediate because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required upon their eventual closure.

2. Accounting policies continued

Legal and product liability settlements
For claims for which, according to Syngenta’s assessment, it is not probable that a liability exists or that there will be a future cash outflow or other sacrifice of economic benefits, Syngenta has provided for the costs of defense only. For claims where an outcome unfavorable to Syngenta is assessed as more likely than not, provision has been made for the estimated amount of damages and settlement, including legal costs. No provision is made where the legal procedures are at too early a stage to estimate the outcome with any reliability.

Restructuring provisions and costs
Restructuring costs are accrued (charged to provisions) when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly and they qualify for recognition in accordance with IAS 37.

Provisions for severance payments and related employment termination costs are made in full when employees are given details of the restructuring plan and the termination benefits that will apply to individual employees should their contracts be terminated. Restructuring costs relating to ongoing activities, such as relocation, training and information systems, do not qualify for provisioning under IAS 37 and are expensed when incurred.

Post-employment benefits
For defined benefit plans, plan assets are measured at fair value and obligations are measured at the present value of future benefit payments attributable to employee service rendered up to the balance sheet date. A surplus of plan assets over the benefit obligation is recognized as an asset only to the extent of the economic benefit Syngenta can obtain from the surplus through refunds from, or reductions in the present value of future contributions to, the plan. Benefit expense charged to profit or loss is the cost to Syngenta of the increase in benefits in the period. The benefit obligation and cost are attributed to periods using the projected unit credit actuarial method. The expected return on plan assets in externally funded plans is deducted from the benefit cost. Both the benefit cost and expected asset return are based on long-term economic assumptions. The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are recognized in OCI in the period in which they arise. Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over the remaining expected service period if the benefits do not vest until retirement. If the revised benefits vest immediately the related past service cost is recognized immediately in profit or loss. If plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments
The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. Grants of Syngenta AG ordinary shares are measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. Compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest. Compensation expense is adjusted subsequently, so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made.

The fair value of equity settled and cash settled share grants awarded to customers in cash rebate sacrifice arrangements is recognized as a reduction in sales in the same way as the cash rebate.

Dividends and capital distributions
Dividends payable to shareholders of Syngenta AG are recorded as liabilities and as a reduction in shareholders’ equity in the period in which they are approved by the shareholders of Syngenta AG.

Treasury shares
Share capital includes the par value of treasury shares held by Syngenta that have not been canceled. Treasury shares are shown as a separate component of shareholders’ equity and stated at the amount paid to acquire them. Differences between this amount and the amount received upon their disposal are recorded as a movement in consolidated shareholders’ equity.

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

Pension asset ceiling
IFRSs require Syngenta to estimate the economic benefit it can obtain from a pension surplus if a surplus currently exists or will arise when Syngenta meets an existing minimum funding obligation. Syngenta believes a refund of any surplus in its UK pension plan will be available to it after liabilities are gradually settled over time. The surplus in its US plan is supported by the economic benefit of future contribution savings. Syngenta cannot derive economic benefit from its main Swiss pension surplus because there is no refund right and the required future service contributions exceed future service cost. Syngenta has restricted the asset carrying amount accordingly.

Foreign currency translation
Syngenta has to make judgements on whether loans between subsidiaries are likely to be repaid in the foreseeable future in order to allocate foreign currency differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary. Until December 31, 2009, further judgement was required on how to determine Syngenta’s net investment in a borrowing subsidiary repaying part or all of a loan or of its share capital, because IFRS applicable until that date required a proportionate reclassification of currency translations gains and losses from OCI into profit or loss. Gains of US$40 million and US$66 million were reclassified for 2009 and 2008 respectively. From January 1, 2010 such a reclassification would occur only when Syngenta divests or loses control of a subsidiary. There were no such events in 2010.

Critical accounting estimates
Impairment review
The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGU’s to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on Syngenta’s estimated weighted average cost of capital (WACC). This is considered to include market estimates of industry sector risk premium, as Syngenta’s Crop Protection and Seeds businesses both operate mainly in the agricultural sector and its non-agricultural Professional Products business is not considered a separate CGU. Because Syngenta’s CGU’s generally either reflect the global nature of its Crop Protection and Seeds businesses or are located in low risk countries, it is also generally not considered necessary to apply a country risk premium. The pre-tax discount rates used were 7.0% to 8.5% except for one CGU that has been discounted at 14.8% (2009: 7.5% to 10%). The outcomes of the impairment tests were not sensitive to reasonably likely changes in the discount rate in the periods presented for any CGU or group of CGUs for which the carrying amount of goodwill was significant except as described below.

2. Accounting policies continued

In determining value in use it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of Crop Protection include future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions and products’ lives. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows are based on Syngenta management forecasts over a five year horizon and a terminal value, which assumes a 2% long-term growth rate. Management believes, based on recent growth in agricultural markets, that there are long-term prospects for continued growth. US$703 million of goodwill is tested at the Crop Protection total segment level (2009: US$702 million). In the opinion of Syngenta, the recoverable amount is not sensitive to reasonably possible changes in any of the assumptions underlying the cash flow projections used for the impairment test. A reduction in forecasted sales within management’s five year forecast horizon compared to the previous year’s five year forecast cycle combined with a reduction in latest forecasts of current year sales compared to the current year budget,  is considered an indicator of market related impairment for CGU’s to which no goodwill is allocated, resulting in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of, or restrictions placed upon, product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs. Property, plant and equipment and intangible asset impairments of US$15 million and US$17 million were recorded because of restructuring in 2010 and 2009 respectively.

In Crop Protection in 2009, one CGU which contains US$46 million of property, plant and equipment and US$36 million of intangible assets, excluding goodwill, and to which US$16 million of goodwill was allocated, had a recoverable amount equal to its carrying amount. In 2010, forecast future cash flows for this CGU have declined because of competitive price reductions in response to depressed market conditions, combined with increased distribution costs. This caused a US$4 million impairment loss to be recognized. Syngenta believes that the market sector in which this CGU operates will continue to grow faster than the Crop Protection market as a whole. The recoverable amount has been calculated assuming an 8.4% discount rate, a 5% compound annual sales growth rate (CAGR) over the five year horizon and a 3% long-term annual growth rate thereafter.

The sensitivity of the recoverable amount to these assumptions, expressed as additional impairment losses, is as follows:

1% increase in post tax discount rate	US$34 million
Long-term growth rate reduced to 2%	US$23 million
Both the above changes together	US$47 million

Another Crop Protection CGU, which had a carrying amount at December 31, 2010 of US$22 million, would have a recoverable amount equal to US$22 million if sales prices declined by 7% and operating expenses increased by 5% of sales compared to Syngenta’s five year forecast.

Goodwill of US$315 million has been allocated to the Seeds NAFTA Corn and Soybean CGU. The value in use of the CGU has been calculated based on 15 year cash flow forecasts in order to reflect the economic benefits of the full commercialization of new products. Over that period Syngenta’s forecasts assume that new trait introductions by seed companies will increase total market value in both corn and soybean, and that Syngenta’s traits will obtain an increased share of those markets.  A 2% long-term annual growth rate has been assumed after the end of this period. At the 7.0% (2009: 8.1%) pre-tax discount rate used, value in use significantly exceeds the CGU’s carrying amount. The carrying amount would be sensitive only to significant reductions in income or unidentified product related regulatory, technical or intellectual property issues which Syngenta does not consider reasonably possible at this time.

Adjustments to revenue and trade receivables
Syngenta’s products are consumed mainly by growers. The timing and amount of cash inflows received by growers is impacted by a broad range of economic and political risks, including crop yields and prices, the availability of credit, and the cost of agricultural inputs such as the products sold by Syngenta and its competitors. The cash flows of distributors that supply Syngenta’s products to growers and represent the majority of Syngenta’s customers are also impacted by these factors. These distributors vary in size and nature from large publicly owned entities to small or medium sized owner-managed businesses. Syngenta’s customer base reflects the geographical diversity of its operations, which encompass more than 50 countries and all significant agriculture areas. Considerable management effort and judgement is applied to actively manage and mitigate the risks to Syngenta from these factors and to determine the accounting estimates associated with them, which include:

–
the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2010, trade accounts payable includes US$982 million (2009: US$1,130 million) of accruals for rebates and returns.

–
accruals for estimated product returns, which are based on historical experience of actual returns. Syngenta considers these to be reliable estimates of future returns, except in the case of US$269 million (2009: US$206 million) of sales invoiced to customers. These sales have not been recognized as revenue or as trade receivables, because past experience in those specific markets shows that actual returns can vary significantly as a result of weather conditions after the reporting date, which are unknown.

2. Accounting policies continued

-
allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2010 amounted to US$260 million, or 9% (2009: US$351 million or 12%) of total trade receivables. Syngenta’s strong collection performance over the last ten years now represents a sufficient basis for estimating future write-offs, leading to a reduction in the provision.  In 2010 a US$43 million credit (2009: US$12 million charge) of bad debt expense was recorded in profit or loss.

Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.

Environmental provisions
Remediation of environmental damage at sites with which Syngenta is associated typically takes a long time to complete due to the substantial amount of planning and regulatory approvals normally required before remediation activities can begin. The assumptions used by Syngenta to estimate its environmental provisions may change significantly before or during the remediation period due to changes in the extent of remediation required or the method used to remediate the damage. In addition, increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available. The major uncertainties which impact the outcome of remediation are:

-
the extent of the contaminated land area, which is not always limited to land occupied by the Syngenta site. Ongoing monitoring or remediation work may identify changes in the area believed to be contaminated.

-
the nature of the work Syngenta will be obliged to perform or pay for. This depends upon the current or proposed use of contaminated land, substantively enacted legislation, and land zoning by and negotiation with the relevant regulatory authorities. In Switzerland, proposed remediation plans at certain sites may be subject to public referenda.

-
sharing of costs with other past and present occupiers of Syngenta’s sites. At certain shared sites, Syngenta is responsible for an agreed proportion of remediation costs, which may change following discussions with authorities and the affected third parties. At other sites, third parties have agreed to reimburse Syngenta for some or all of the costs it incurs.

Consequently, environmental provisions can change significantly. Because of the inherent uncertainties in estimating such long-term future obligations, Syngenta periodically supplements its internal expertise with external expertise when determining environmental provisions.

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Details of reimbursements recorded by Syngenta are given in Note 19 below. The litigation associated with reimbursements claimed by Syngenta in relation to environmental costs incurred at its Greens Bayou site was settled during 2008. As a result, Syngenta has recorded a reimbursement asset of US$26 million at December 31, 2010 (2009: US$50 million). The movements in environmental provisions are set out in Note 19 below.

In 2010, the total additional charge to environmental provisions was US$37 million (2009: US$14 million and 2008: US$34 million). US$30 million (2009: US$20 million and 2008: US$11 million) of unutilized provisions were released, including US$nil (2009: US$5 million and 2008: US$nil) on settlement of litigation related to a closed site and US$nil (2009: US$11 million and 2008: US$2 million) because expenditures at one site were met directly by a joint venture. In 2010, the most significant changes were caused by clarification from the regulator of the remedial work it requires at one site and a reduction in Syngenta’s share of the total estimated costs at another site. Recent proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2010, for these shared sites comprise approximately 20% of total environmental provisions of US$394 million (2009: US$405 million and 2008: US$440 million). The top ten exposures at the end of 2010 which cover sites in the USA, Switzerland and the UK where most of Syngenta’s significant exposures are located, comprise approximately 80% of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 50% of the total environmental provision recognized at December 31, 2010.

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

2. Accounting policies continued

Defined benefit post-employment benefits
Key assumptions required to measure post-employment benefit expense for a period and the benefit obligation at the period end for defined benefit plans are:

–	Selection of the discount rate

–	Probable long-term rate of increase in pensionable pay

–	Probable average future service lives of employees

–	Probable life expectancy of employees

–	Expected future rates of return on the investments in funded pension plans.

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

The following information illustrates the sensitivity to a change in certain assumptions, leaving all other assumptions constant, for the three major defined benefit pension plans shown in Note 22 to the financial statements, at December 31, 2010. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

(US$ million)	Increase/(reduction) in 2011 pre-tax pension expense	Increase/(reduction) in December 31, 2010 projected benefit obligation
25 basis point decrease in discount rate	3	184
25 basis point increase in discount rate	(2)	(181)
25 basis point decrease in expected return on assets	12	–
25 basis point increase in expected return on assets	(12)	–

During 2010, Syngenta’s benefit obligation in accordance with IAS 19 increased because corporate bond yields fell in the countries in which its principal pension plans are located. This was offset by strong investment performance in Syngenta’s funded plans as financial markets continued their recovery from the 2008 crisis. In 2010, Syngenta also decided to accelerate already planned contributions to its UK, Swiss and US pension plans through special contribution payments totalling US$200 million. In the UK, this represents accelerated payment of part of the deficit recovery contributions agreed with the plan Trustee following the March 2009 statutory valuation. In Switzerland and the USA, it represents advance payment of Syngenta’s contributions for future employee service in 2011 and 2012. These factors resulted in a funded position greater than 100% in all three plans at December 31, 2010 (2009: UK 89%, Switzerland 102%, USA 102%; 2008: UK100%, Switzerland 88%, USA 97%).

To select the discount rate, Syngenta uses yields in AA rated corporate bonds in all major markets. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (UK and Switzerland). In 2010 and 2009, it was not necessary to adjust any indices to remove bonds which were no longer considered to be of high quality. In 2008, the UK discount rate was adjusted by 25 basis points to remove the impact of such bonds, reflecting the financial crisis.

Limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK pension regulations. The UK government announced in 2010 that future statutory pension increases would be based on a consumer price index (CPI) instead of the retail price index (RPI) previously used. Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will now see increases linked to CPI. A US$20 million actuarial gain and reduction in benefit obligation was recognized in 2010 because of this change. The Syngenta plan rules and statutory regulations applicable to Syngenta’s Swiss and US plans contain no inflation linkage. In valuing the benefit obligation at December 31, 2010, the long-term rate of RPI is assumed to be 3.5% (2009: 3.5%), CPI is assumed to be 50 basis points below RPI.

Actual returns for the UK, Swiss and US pension plan assets were above the expected long-term return assumptions used to calculate 2010 and 2009 pension expense. Expected return is a weighted average of the various asset classes held by the plans, which are disclosed in Note 22 below.

In recent years longevity has increased in all major countries in which Syngenta sponsors pension plans. Syngenta’s mortality assumptions are set after considering the most recent statistics practicable, and whether any trends apparent from these statistics are likely to continue into the future. In 2010, Syngenta’s mortality assumptions for its UK, Swiss and US plans were determined on a consistent basis with those in 2009.

2. Accounting policies continued

For the UK and US plans, Syngenta uses generational mortality tables. These assume that the recent trend of increasing longevity will continue into the future, so that the pension which will become payable to younger members upon their retirement will be paid for longer than older members’ pensions. In Switzerland, generational tables were published for the first time in December 2010, and will be considered by Syngenta for its IAS 19 valuation at the end of 2011. In 2009, Syngenta updated the mortality assumptions for its UK pension liabilities. This update did not cause a significant change in the amount of the benefit obligation. A one year increase in UK pension fund members’ assumed life expectancy would increase the benefit obligation by US$60 million (2.6%). As new evidence becomes available in the future, further adjustments to the benefit obligation may be required. No significant changes to mortality assumptions were made in 2010 compared to those used in 2009.

Certain of Syngenta’s pension plans, including its US plan, give members lump sum or annuity benefit payment options. Syngenta has valued its pension liabilities on the assumption that the choices made by members who will retire in the future will be consistent with choices made by members who have retired recently. For the US plan, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, under current conditions, this results in a higher liability than the annuity option. A one year increase in US pension fund members’ life expectancy together with a corresponding change to the US Internal Revenue Service (IRS) Mortality table used to determine lump sums would increase the benefit obligation by US$12 million (2.2%).

Deferred tax assets
At December 31, 2010, Syngenta’s deferred tax assets were US$824 million (2009: US$747a million). Included in this balance are deferred tax assets for unused tax losses of US$46 million (2009: US$42 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2010, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Brazil, Argentina, Ukraine and Russia. For Argentina, Ukraine and Russia, no net deferred tax assets have been recognized at December 31, 2010 (2009: Argentina US$20 million; Ukraine and Russia: US$nil). In Brazil, at December 31, 2010 the carrying amount of deferred tax assets recognized in the consolidated balance sheet was US$84 million (2009: US$20 million). Syngenta has restricted the amount of deferred tax asset recognized for this subsidiary to the amount recoverable from the forecast taxable profits in the three years following the balance sheet date. In 2009, only the forecast profits in the year immediately following the balance sheet date were taken into account. The longer forecast profit horizon used for the December 31, 2010 estimate results from the continued generation of actual taxable profits by this subsidiary. In the longer term, the likely introduction of a revised transfer pricing model, and additional forecast capital investment in the sugar cane business create uncertainty. In the opinion of Syngenta, continued taxable profits in this entity after more than three years are not sufficiently probable for a further increase in the deferred tax asset to be recognized.

Uncertain tax positions
Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain, are international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices and charges for products and services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions.

Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2010, Syngenta’s balance sheet included assets of US$70 million (2009: US$80 million) included within Other accounts receivable, and liabilities of US$406 million (2009: US$376 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include US$225 million in respect of the uncertain tax positions described above (2009: US$222 million). During 2008, as further disclosed in Note 7, Syngenta reached agreement with the tax authorities in several countries with regard to tax positions which had been open over a number of years and were considered to be uncertain. Syngenta consequently released provisions recorded in prior years where those provisions exceeded the amount of the liability determined in accordance with the agreements. These provision releases represent the major part of the US$154 million amount for 2008 disclosed in Note 7 as adjustments to current income tax expense for prior periods. The liability for uncertain income tax positions which Syngenta expects to be resolved in 2011 is less than 10% of total recognized current income tax liabilities.

a	after effect of accounting policy change for post-employment benefits

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2010, 2009 and 2008.

Acquisitions for the year ended December 31, 2010
On March 31, 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

On September 30, 2010, Syngenta acquired 100% of the shares of Maribo Seed International ApS and its five European subsidiaries for a cash payment, plus contingent payments if certain sales targets are achieved. Because of the timing of the acquisition, Syngenta is still finalizing the initial accounting in respect of fair values of inventories and intangible assets, and of income taxes. Syngenta expects to claim a tax deduction for amortization of goodwill, the amount being subject to finalization. The primary reason for the acquisition was to consolidate Syngenta’s position in the European sugar beet market.

On November 8, 2010, pursuant to legal agreements signed on that date, Syngenta acquired the 50% equity interest in Greenleaf Genetics LLC (‘Greenleaf’) owned by Pioneer Hi-Bred International Inc., (“Pioneer”) a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”). This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. US$16 million of assets related to these licenses have been included in the fair value of the consideration for the acquisition.

Syngenta’s existing 50% equity interest in Greenleaf has been provisionally valued at US$39 million at November 8, 2010, resulting in a US$19 million net gain from remeasuring this to fair value, terminating existing licence rights and re-acquiring rights Syngenta had licensed exclusively to the joint venture. This gain is presented in Restructuring and impairment. The primary reason for the business combination was to allow Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits. Because of the timing of the transaction, initial accounting in respect of fair values of Greenleaf’s net assets, which are principally intangible assets, is still provisional at December 31, 2010. Syngenta expects to claim a tax deduction for the 50% share of the assets, including goodwill, which it has acquired.

The assets, liabilities and acquisition-date fair value of consideration provisionally recognized for these 2010 business combinations at December 31, 2010 were as follows:

(US$ million)	Fair values
Cash and cash equivalents	51
Trade receivables and other current assets	41
Inventories	17
Property, plant and equipment	11
Intangible assets	42
Deferred tax and other liabilities	(45)
Net assets acquired	117
Fair value of consideration	89
Fair value of interest already held by Syngenta	39
Unallocated purchase price	11

Fair value of consideration comprises US$68 million cash paid, US$16 million other assets and US$5 million acquisition date fair value of contingent future cash payments.

Cash flow from these 2010 acquisitions was as follows:

(US$ million)
Cash paid:
Asset purchases	7
Share purchases	61
Total cash paid	68
Net cash acquired	(51)
Net cash outflow	17

The gross contractual amounts receivable were not significantly different from the fair value of the acquired receivables.

On June 14 and December 17, 2010 respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million, presented within cash flow used for financing activities, which was substantially equal to the total of the equity attributable to the non-controlling interests and the liability recognized for the options granted over those interests in the various acquisition agreements in 2004.

3. Acquisitions, divestments and other significant transactions continued

Acquisitions for the year ended December 31, 2009
On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period. Direct acquisition costs were not material. Goodwill of US$61 million has been recognized after taking into account measurement period adjustments of US$37 million, mainly related to acquired inventories for which information as of the acquisition date became available to Syngenta too late to be taken into account in the 2009 consolidated financial statements. These adjustments do not affect the reported 2009 consolidated income statement and in the opinion of Syngenta, are not material to the 2009 consolidated balance sheet which has consequently not been retrospectively adjusted. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta. Syngenta has agreed to divest certain assets, the carrying amount of which is not material, in connection with the European Commission’s approval of this acquisition.

During 2009, Syngenta also acquired: the 32% remaining minority equity interest in Koipesol Semillas S.A.; 100% of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50% of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds International Inc., acquired in November 2008, had a 50% equity interest; and 100% of the shares of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., two US-based lettuce seed companies. In aggregate, for the 2009 acquisitions excluding the Monsanto sunflower business, cash paid totaled US$37 million, goodwill was US$11 million and direct acquisition costs were not material.

The assets and liabilities recognized in these 2009 business combinations and acquisitions of minority interest were as follows:

	Monsanto sunflower		Other acquisitions		Total
(US$ million)	Carrying amount	Fair value adjustments	Carrying amount	Fair value adjustments	Fair values
Trade receivables and other current assets	4	–	5	–	9
Inventories	41	(24)	5	8	30
Property, plant and equipment	4	(1)	3	1	7
Intangible assets	–	69	–	24	93
Deferred tax and other liabilities	–	(1)	(6)	(11)	(18)
Net assets acquired	49	43	7	22	121
Less share of acquired entity already owned by Syngenta					(7)
Minority interest acquired					4
Syngenta AG shareholders’ interest					118
Purchase price					190
Goodwill					72

Cash flow from these 2009 acquisitions was as follows:

(US$ million)
Cash paid:
Direct acquisition costs	3
Asset purchases	150
Share purchases	38
Total cash paid	191
Net cash acquired	(3)
Net cash outflow	188

Acquisitions for the year ended December 31, 2008
On November 10, 2008, Syngenta purchased 100% of SPS Argentina S.A. (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. On November 19, 2008, Syngenta acquired 100% of Goldsmith Seeds, Inc. (Goldsmith). Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia. On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc. (Yoder). Chrysanthemums are one of the top five selling pot and garden flowers in the global industry. On these three acquisitions, direct acquisition costs incurred were US$5 million, goodwill was US$13 million, cash paid, net of cash acquired with these businesses, was US$134 million, and total purchase price was US$139 million. The most important factor contributing to the recognition of goodwill on these acquisitions were the cost and revenue synergies anticipated from integrating the operations and net assets of the acquired businesses with Syngenta’s existing operations.

3. Acquisitions, divestments and other significant transactions continued

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made in 2007, Syngenta acquired a further 1.3% of SIL’s share capital in January 2008. The total shareholding of Syngenta in SIL increased to 96.3%.

The assets and liabilities recognized in these 2008 business combinations and acquisitions of minority interest were as follows:

(US$ million)	Carrying amount	Fair value adjustments	Fair values
Trade receivables	19	–	19
Inventories	25	28	53
Property, plant and equipment	15	23	38
Intangible assets	–	62	62
Trade accounts payable	(14)	–	(14)
Deferred tax liabilities	(2)	(30)	(32)
Other	3	(5)	(2)
Net assets acquired	46	78	124
Minority interest acquired	2	–	2
Syngenta AG shareholders’ interest	48	78	126
Purchase price			139
Goodwill			13

Cash flow from these 2008 acquisitions was as follows:

(US$ million)
Cash paid:
Direct acquisition costs	5
Asset purchases	37
Share purchases	97
Total cash paid	139
Net cash acquired	(5)
Net cash outflow	134

On April 3, 2008, Syngenta acquired a 49% share in the Chinese company Sanbei Seeds Co. Ltd., which specializes in the production and sale of high-quality, high-yielding corn seeds. The purchase price was US$36 million.

4. Segmental breakdown of key figures for the years ended December 31, 2010, 2009 and 2008

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

Business Development
Syngenta’s Business Development segment is an incubator of several development stage activities which may meet the criteria to be reported as separate segments in the future. These activities include development of technology based on research into enzymes and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Syngenta has not generated material on-going revenues from these activities to date and the route to market for certain of these technologies is not yet clear. The Syngenta Executive Committee reviews aggregated financial information relating to these activities.

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

4. Segmental breakdown of key figures for the years ended December 31, 2010, 2009 and 2008 continued

Transactions between segments are generally priced based on the third party selling prices achieved by the purchasing segment less an allowance for selling and distribution profit margins for the purchasing segment.

2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination	1	Total
Product sales – to third parties	8,779	2,667	11		–	11,457
Royalty income – from third parties	34	138	12		–	184
Product sales – other segments	65	–	–		(65)	–
Total segment sales	8,878	2,805	23		(65)	11,641
Cost of goods sold	(4,496)	(1,450)	(11)		91	(5,866)
Gross profit	4,382	1,355	12		26	5,775
Marketing and distribution	(1,321)	(559)	(12)		–	(1,892)
Research and development	(555)	(410)	(67)		–	(1,032)
General and administrative	(667)	(217)	(15)		–	(899)
Restructuring and impairment	(101)	(49)	(9)		–	(159)
Operating income/(loss) – continuing operations	1,738	120	(91)		26	1,793
Included in the above operating income from continuing operations are:
Personnel costs	(1,562)	(718)	(25)		–	(2,305)
Depreciation of property, plant and equipment	(194)	(74)	(5)		–	(273)
Amortization of intangible assets	(154)	(76)	(5)		–	(235)
Impairment of property, plant and equipment, intangible and financial assets	(31)	(1)	(9)		–	(41)
Other non-cash items including charges in respect of provisions	(134)	(40)	11		–	(163)
Gains/(losses) on hedges reported in operating income	18	5	–		–	23

1	Intersegment elimination

Segment operating income/(loss) reconciles to consolidated profit before tax as follows:

(US$ million)
Segment operating income after inter-segment elimination	1,793
Income from associates and joint ventures	25
Financial expense, net	(141)
Income before taxes	1,677

4. Segmental breakdown of key figures for the years ended December 31, 2010, 2009 and 2008 continued

2009a (US$ million)	Crop Protection	Seeds	Business Development	Elimination	1	Total
Product sales – to third parties	8,415	2,471	7		–	10,893
Royalty income – from third parties	5	93	1		–	99
Product sales – other segments	71	–	–		(71)	–
Total segment sales	8,491	2,564	8		(71)	10,992
Cost of goods sold	(4,262)	(1,361)	(15)		66	(5,572)
Gross profit	4,229	1,203	(7)		(5)	5,420
Marketing and distribution	(1,255)	(540)	(10)		–	(1,805)
Research and development	(508)	(364)	(80)		–	(952)
General and administrative	(496)	(199)	(19)		–	(714)
Restructuring and impairment	(61)	(58)	(11)		–	(130)
Operating income/(loss) – continuing operations	1,909	42	(127)		(5)	1,819
Included in the above operating income from continuing operations are:
Personnel costs	(1,447)	(703)	(26)		–	(2,176)
Depreciation of property, plant and equipment	(168)	(71)	(4)		–	(243)
Amortization of intangible assets	(152)	(61)	(5)		–	(218)
Impairment of property, plant and equipment, intangible and financial assets	(7)	(10)	(8)		–	(25)
Other non-cash items including charges in respect of provisions	(112)	27	1		–	(84)
Gains/(losses) on hedges reported in operating income	111	(30)	–		–	81

1	Intersegment elimination

Segment operating income/(loss) reconciles to consolidated profit before tax as follows:

(US$ million)
Segment operating income after inter-segment eliminationa	1,819
Loss from associates and joint ventures	(3)
Financial expense, net	(122)
Income before taxes	1,694

a	After effect of accounting policy change for post-employment benefits described in Note 2

4. Segmental breakdown of key figures for the years ended December 31, 2010, 2009 and 2008 continued

2008a (US$ million)	Crop Protection	Seeds	Business Development	Elimination1	Total
Product sales – to third parties	9,151	2,337	10	–	11,498
Royalty income – from third parties	7	105	14	–	126
Product sales – other segments	73	–	–	(73)	–
Total segment sales	9,231	2,442	24	(73)	11,624
Cost of goods sold	(4,420)	(1,329)	(18)	61	(5,706)
Gross profit	4,811	1,113	6	(12)	5,918
Marketing and distribution	(1,470)	(553)	(10)	–	(2,033)
Research and development	(553)	(341)	(70)	–	(964)
General and administrative	(653)	(171)	(21)	–	(845)
Restructuring and impairment	(83)	(76)	(37)	–	(196)
Operating income/(loss) – continuing operations	2,052	(28)	(132)	(12)	1,880
Included in the above operating income from continuing operations are:
Personnel costs	(1,499)	(638)	(20)	–	(2,157)
Depreciation of property, plant and equipment	(185)	(54)	(3)	–	(242)
Amortization of intangible assets	(149)	(27)	(5)	–	(181)
Impairment of property, plant and equipment and intangible assets	(32)	(3)	–	–	(35)
Impairment of financial assets	–	–	(41)	–	(41)
Other non-cash items including charges in respect of provisions	(133)	(55)	1	–	(187)
Gains/(losses) on hedges reported in operating income	(114)	15	–	–	(99)

1	Intersegment elimination

Segment operating income/(loss) reconciles to consolidated profit before tax as follows:

(US$ million)
Segment operating income after inter-segment eliminationa	1,880
Income from associates and joint ventures	3
Finance expense, net	(169)
Income before taxes	1,714

a	After effect of accounting policy change for post-employment benefits described in Note 2

4. Segmental breakdown of key figures for the years ended December 31, 2010, 2009 and 2008 continued

Summarized additional information on the nature of expenses for the years ended December 31, 2010, 2009 and 2008 is as follows:

(US$ million)	2010	2009	a	2008	a
Salaries, short-term employee benefits and other personnel expense	2,130	1,996		2,013
Pension and other post-employment benefit expense	109	116		95
Share based payment expense	66	64		49
Total personnel costs	2,305	2,176		2,157
Depreciation of property, plant and equipment	273	243		242
Impairment of property, plant and equipment	5	6		17
Amortization of intangible assets	235	218		181
Impairment of intangible assets	15	11		18

a	After effect of accounting policy change for post-employment benefits described in Note 2

5. Regional breakdown of key figures for the years ended December 31, 2010, 2009 and 2008

2010 (US$ million)	NAFTA	Europe & AME	2	Latin America	Asia Pacific	Total
Sales1	3,597	3,672		2,567	1,805	11,641
Total non-current assets3	1,712	3,874		325	511	6,422

2009 (US$ million)	NAFTA	Europe & AME	2	Latin America	Asia Pacific	Total
Sales1	3,726	3,581		2,134	1,551	10,992
Total non-current assets3	1,758	3,745		255	457	6,215

2008 (US$ million)	NAFTA	Europe & AME	2	Latin America	Asia Pacific	Total
Sales1	3,633	4,290		2,245	1,456	11,624
Total non-current assets3	1,716	3,397		151	406	5,670

1	Sales by location of third party customer
2	AME – Africa and the Middle East
3	Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

5. Regional breakdown of key figures for the years ended December 31, 2010, 2009 and 2008 continued

The following countries individually accounted for more than 5% of one or more of the respective Syngenta totals for the years ended December 31, 2010, 2009 and 2008 or at December 31, 2010, 2009 and 2008.

(US$ million, except %)	Sales1						Total non-current assets2
Country	2010	%	2009	%	2008	%	2010	%	2009	%	2008	%
Brazil	1,778	15	1,551	14	1,537	13	223	4	187	3	91	2
France	585	5	666	6	691	6	144	2	145	2	133	2
Germany	484	4	492	4	636	5	23	–	26	–	22	–
Switzerland	100	1	66	1	96	1	2,902	45	2,753	44	2,580	46
UK	189	2	183	2	260	2	503	8	514	8	376	7
USA	2,802	24	2,993	27	2,905	25	1,622	25	1,658	27	1,638	29
Others	5,703	49	5,041	46	5,499	48	1,005	16	932	16	830	14
Total	11,641	100	10,992	100	11,624	100	6,422	100	6,215	100	5,670	100

1	Sales by location of third party customer
2	Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10% or more of Syngenta’s total sales.

6. Restructuring and impairment

Restructuring and impairment for the years ended December 31, 2010, 2009 and 2008 consists of the following:

(US$ million)	2010	2009	2008
Cash costs
Operational efficiency programs:
Charged to provisions	48	22	42
Expensed as incurred	53	76	37
Integration and acquisition costs:
Charged to provisions	–	3	40
Expensed as incurred	19	25	6
Other restructuring programs:
Charged to provisions	3	–	–
Expensed as incurred	11	–	–

Non-cash restructuring and impairment costs	63	49	82

Divestment and other non-cash restructuring gains	(19)	(26)	(2)
Total restructuring and impairment1	178	149	205

1
US$18 million (2009: US$17 million; 2008: US$9 million) is included within cost of goods sold and US$1 million (2009: US$2 million; 2008: US$ nil) is included within income/(loss) from associates and joint ventures

6. Restructuring and impairment continued

2010
During 2010, charges under the Operational Efficiency restructuring projects included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency charges included US$14 million largely to recognize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US and US$3 million of other costs. Integration and acquisition costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder, Pybas and Synergene.

Other restructuring costs of US$14 million were charged largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Non-cash restructuring costs include US$18 million of reversal of inventory step-up relating to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies, as well as US$3 million of other costs. Impairment costs include US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment, US$10 million for the impairment of a Crop Protection supply agreement, US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional Products market of the Crop Protection business, US$4 million of impairment of a site in the UK and other small impairments totaling US$3 million.

Divestment gains of US$19 million were recognized on derecognition of the investment in the Greenleaf joint venture. As described in Note 3, Syngenta acquired the remaining 50% equity interest in Greenleaf during 2010.

2009
Operational efficiency cash costs of US$98 million included US$15 million for site closure costs in NAFTA, US$18 million for further outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds.

Integration and acquisition costs of US$28 million related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continued integration and synergy program of the Fischer group.

Non-cash restructuring and impairment costs included US$17 million of reversal of inventory step-up related mainly to the Goldsmith acquisition, US$16 million of available-for-sale financial asset impairments and US$16 million of fixed asset write-offs. Divestment and other non-cash restructuring gains included US$9 million related to the sale of an available-for-sale financial asset, US$10 million from the recognition of a reimbursement receivable for a product right impairment and US$7 million of negative goodwill realized on the Goldsmith acquisition.

2008
During 2008, restructuring charges of US$19 million were incurred by Crop Protection under the Operational Efficiency program announced in February 2007, including US$7 million for the restructuring of the segment’s product development function. Seeds incurred charges under the program of US$11 million, including US$6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations. Costs expensed as incurred under the program related to Crop Protection and Seeds and consisted mainly of US$13 million for headquarter and information systems restructuring charges and US$24 million for standardization and consolidation of back office operations.

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

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2010, 2009 and 2008 consists of the following:

(US$ million)	2010	2009	a	2008	a
Switzerland	587	1,113		900
Foreign	1,090	581		814
Total income before taxes and non-controlling interests	1,677	1,694		1,714

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2010, 2009 and 2008 consists of the following:

(US$ million)	2010	2009	a	2008	a
Current income tax (expense)
Switzerland	(87)	(32)	(148)
Foreign	(200)	(160)	(113)
Total current income tax (expense)	(287)	(192)	(261)

Deferred income tax (expense)/benefit
Switzerland	(38)	(173)	(32)
Foreign	50	82	(22)
Total deferred income tax (expense)/benefit	12	(91)	(54)

Total income tax (expense)
Switzerland	(125)	(205)	(180)
Foreign	(150)	(78)	(135)
Total income tax (expense)	(275)	(283)	(315)

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2010, 2009 and 2008 are:

(US$ million)	2010	2009	2008
Current tax (expense) relating to current years	(275)	(209)	(417)
Adjustments to current tax for prior periods	(19)	3	154
Benefit of previously unrecognized tax losses	7	14	2
Total current income tax (expense)	(287)	(192)	(261)

a	After effect of accounting policy change for post-employment benefits described in Note 2

7. Income taxes continued

Adjustments to current tax for prior periods in 2008 relates to the conclusion with outcomes more favorable than anticipated of several taxation audits and Advance Pricing Agreements (APAs) with tax authorities during the year. Approximately US$124 million relate to tax audits completed and liabilities extinguished by expiration of the statute of limitations in 2008, covering years from 2002 to 2006.

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2010, 2009 and 2008 are:

(US$ million)	2010	2009	a	2008	a
Origination and reversal of temporary differences	(67)	(137)		(53)
Changes in tax rates or legislation	20	2		(1)
Benefit of previously unrecognized deferred tax assets	88	44		–
Non recognition of deferred tax assets	(29)	–		–
Total deferred income tax (expense)/benefit	12	(91)		(54)

Income tax relating to OCI for the years ended December 31, 2010, 2009 and 2008 is as follows:

		2010		2009a b			2008a b
(US$ million)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Actuarial gains/(losses)	50	(17)	33	(98)	32	(66)	(335)	95	(240)
Available-for-sale financial assets	4	(1)	3	(18)	1	(17)	9	(1)	8
Cash flow and net investment hedges	120	(46)	74	72	(16)	56	(34)	28	(6)
Foreign currency translation effects	146	27	173	260	49	309	(415)	(54)	(469)
Total	320	(37)	283	216	66	282	(775)	68	(707)

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	2008
Current tax 1	–	6	20
Deferred tax 1	(1)	10	(39)
Total income tax (charged)/credited to equity	(1)	16	(19)

1	Current and deferred tax related to share based payments

Analysis of tax rate
The table below represents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate. Syngenta’s statutory rate consists of the domestic Swiss tax rate, which decreased from 2008 to 2009 due to changes in tax rates in certain Swiss cantons. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate.

The main elements contributing to the difference between Syngenta’s applicable statutory tax rate and the effective tax rate on income from continuing operations for the years ended December 31, 2010, 2009 and 2008 are:

	2010	2009	a	2008	a
	%	%		%
Statutory tax rate	23	23		25
Effect of income taxed at different rates	(3)	(4)		(5)
Tax on share based payments	1	1		2
Effect of other disallowed expenditures and income not subject to tax	(1)	(3)		(2)
Effect of changes in tax rates and laws on previously recognized deferred tax assets	(1)	–		–
Effect of recognition of previously unrecognized deferred tax assets on tax losses	(1)	(3)		–
Effect of recognition of previously unrecognized deferred tax assets	(5)	–		–
Effect of non-recognition of deferred tax assets	1	1		4
Changes in prior year estimates and other items	2	2		(6)
Effective tax rate	16	17		18

a	After effect of accounting policy change for post-employment benefits described in Note 2

b	After reclassification of income taxes in OCI described in Note 2

Notes to Syngenta Group Consolidated Financial Statements

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2010 were as follows:

2010 (US$ million)	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	375	45	2	–	27	449
Accounts receivable	107	(10)	–	5	44	146
Pensions and employee costs	202	(55)	(15)	(5)	–	127
Provisions	221	(13)	–	2	24	234
Unused tax losses	42	(7)	–	3	8	46
Financial instruments, including derivatives	33	(7)	(12)	–	5	19
Other	59	7	–	3	5	74
Deferred tax assets	1,039	(40)	(25)	8	113	1,095
Liabilities associated with:
Property, plant and equipment	(284)	(13)	–	(4)	(1)	(302)
Intangible assets	(262)	(8)	–	(11)	15	(266)
Inventories	(141)	18	–	(9)	(1)	(133)
Financial instruments, including derivatives	(64)	17	(3)	(2)	(4)	(56)
Other provisions and accruals	(188)	(13)	–	(16)	(38)	(255)
Other	(41)	51	13	–	(95)	(72)
Deferred tax liabilities	(980)	52	10	(42)	(124)	(1,084)
Net deferred tax asset/(liability)	59	12	(15)	(34)	(11)	11

The movements in deferred tax assets and liabilities during the year ended December 31, 2009 were as follows:

2009 (US$ million)a	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	342	(7)	37	2	1	375
Accounts receivable	74	17	–	16	–	107
Pensions and employee costs	179	(20)	42	1	–	202
Provisions	219	–	–	2	–	221
Unused tax losses	30	–	–	12	–	42
Financial instruments, including derivatives	46	(4)	(7)	–	(2)	33
Other	57	5	–	2	(5)	59
Deferred tax assets	947	(9)	72	35	(6)	1,039
Liabilities associated with:
Property, plant and equipment	(236)	(33)	–	(10)	(5)	(284)
Intangible assets	(327)	82	–	(2)	(15)	(262)
Inventories	(66)	(56)	–	(10)	(9)	(141)
Financial instruments, including derivatives	(53)	(8)	(3)	–	–	(64)
Other provisions and accruals	(111)	(82)	–	5	–	(188)
Other	(41)	15	–	(12)	(3)	(41)
Deferred tax liabilities	(834)	(82)	(3)	(29)	(32)	(980)
Net deferred tax asset/(liability)	113	(91)	69	6	(38)	59

a	After effect of accounting policy change for post-employment benefits described in Note 2

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2008 were as follows:

2008 (US$ million) a	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	364	50	(67)	3	(8)	342
Accounts receivable	55	43	–	(24)	–	74
Pensions and employee costs	167	(58)	56	8	6	179
Provisions	243	(8)	–	(10)	(6)	219
Unused tax losses	69	(28)	–	(11)	–	30
Financial instruments, including derivatives	34	5	(4)	(1)	12	46
Other	81	(28)	(1)	4	1	57
Deferred tax assets	1,013	(24)	(16)	(31)	5	947
Liabilities associated with:
Property, plant and equipment	(225)	(26)	–	16	(1)	(236)
Intangible assets	(381)	44	–	4	6	(327)
Inventories	(86)	(6)	–	18	8	(66)
Financial instruments, including derivatives	(36)	17	(21)	(1)	(12)	(53)
Other provisions and accruals	(18)	(81)	(3)	(9)	–	(111)
Other	(66)	22	–	7	(4)	(41)
Deferred tax liabilities	(812)	(30)	(24)	35	(3)	(834)
Net deferred tax asset/(liability)	201	(54)	(40)	4	2	113

The deferred tax assets and liabilities at December 31, 2010, 2009 and 2008 reconcile to the amounts presented in the consolidated balance sheet as follows:

(US$ million)	2010	2009	a	2008	a
Deferred tax assets	1,095	1,039		947
Adjustment to offset deferred tax assets and liabilities1	(271)	(292)		(326)
Adjusted deferred tax assets	824	747		621

(US$ million)	2010	2009	a	2008	a
Deferred tax liabilities	(1,084)	(980)		(834)
Adjustment to offset deferred tax assets and liabilities1	271	292		326
Adjusted deferred tax liabilities	(813)	(688)		(508)

1
Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

a	After effect of accounting policy change for post-employment benefits described in Note 2

7. Income taxes continued

The gross value at December 31, 2010, 2009 and 2008 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

(US$ million)	2010	2009	2008
One year	7	24	7
Two years	–	9	7
Three years	2	20	23
Four years	14	13	4
Five years	23	19	18
More than five years	407	694	537
No expiry	8	41	61
Total	461	820	657

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5% of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized at December 31, 2010, 2009 and 2008 on the following items:

(US$ million)	2010	2009	2008
Temporary differences for which no deferred tax assets have been recognized	238	508	524
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	620	516	158

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

The calculation of diluted earnings per share for the year ended December 31, 2010 excluded 373,365 (2009: 226,897; 2008: 288,552) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

(US$ million, except number of shares)	2010	2009	a	2008	a
Net income attributable to Syngenta AG shareholders	1,397	1,408		1,399

Weighted average number of shares
Weighted average number of shares – basic	92,687,903	93,154,537		93,916,415
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	417,807	478,964		662,703
Grants of Syngenta AG shares under employee share participation plans	119,593	126,695		117,644
Weighted average number of shares – diluted	93,225,303	93,760,196		94,696,762

a	After effect of accounting policy change for post-employment benefits described in Note 2

9. Trade and other accounts receivable

Trade and other accounts receivable at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
Trade accounts receivable, gross	2,814	2,857	2,668
Provision for doubtful receivables	(260)	(351)	(357)
Total trade receivables, net	2,554	2,506	2,311

Movements in provisions for doubtful trade receivables for the years ended December 31, 2010, 2009 and 2008 were as follows:

(US$ million)	2010	2009	2008
January 1	(351)	(357)	(343)
Amounts credited/(charged) to income	43	(12)	(90)
Amounts written off	54	58	30
Currency translation effects and other	(6)	(40)	46
December 31	(260)	(351)	(357)

The ages of trade and other receivables that were past due at December 31, 2010, 2009 and 2008 but not impaired, were as follows:

2010 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	405	149	43	213
Other receivables	230	91	46	93
Provision for doubtful receivables	(194)	(17)	(14)	(163)
Total	441	223	75	143

2009 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	502	228	41	233
Other receivables	162	73	23	66
Provision for doubtful receivables	(224)	(14)	(14)	(196)
Total	440	287	50	103

2008 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade accounts receivable, gross	559	319	52	188
Other receivables	258	189	33	36
Provision for doubtful receivables	(222)	(32)	(20)	(170)
Total	595	476	65	54

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations. At December 31, 2010, original credit terms on US$127 million (2009: US$71 million; 2008: US$98 million) of receivables had been rescheduled.

The amount of trade receivables transferred in full recourse factoring arrangements, but not derecognized is US$98 million (2009: US$102 million; 2008: US$76 million). The related liabilities are disclosed in Note 16.

The fair value of trade receivables containing embedded exchange rate options that Syngenta has designated as at fair value through profit or loss at December 31, 2010 was US$57 million (2009: US$72 million; 2008: US$103 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2010, 2009 and 2008 were not material.

Other accounts receivable of US$626 million (2009: US$558 million; 2008: US$479 million) include income taxes recoverable of US$70 million (2009: US$80 million; 2008: US$33 million).

10. Other current assets

Other current assets at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
Prepaid expenses	175	167	156
Other	48	33	34
Total	223	200	190

11. Inventories

Inventories at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
Raw materials and consumables1	710	841	1,003
Biological assets	34	36	28
Work in progress1	828	809	536
Finished products1	2,272	2,236	1,889
Total	3,844	3,922	3,456

1
The classification of inventories between raw materials and consumables, work in progress and finished products has been changed from prior years to improve consistency in the use of the classifications globally. Corresponding amounts have been reclassified to conform to the current year presentation

Cost of inventories against which provisions have been made	718	526	449
Inventories carried at fair value less costs to sell	408	264	206

Movements in provisions for inventories for the years ended December 31, 2010, 2009 and 2008 were as follows:

(US$ million)	2010	2009	2008
January 1	(298)	(271)	(261)
Additions charged to income	(245)	(220)	(140)
Reversals of inventory provisions	30	30	31
Amounts utilized on disposal of related inventories	105	98	90
Currency translation effects and other	64	65	9
December 31	(344)	(298)	(271)

Reversals of inventory provisions arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories subject to risks of degradation and obsolescence, such as germination of seeds.

Movements in biological assets for the years ended December 31, 2010, 2009 and 2008 were as follows. These include amounts classified as other non-current assets.

(US$ million)	2010	2009	2008
January 1	36	28	25
Changes in fair value	180	138	126
Sales	(178)	(134)	(127)
Currency translation effects and other	(1)	4	4
December 31	37	36	28

Quantities of biological assets in inventories at December 31, 2010, 2009 and 2008 are:

	2010	2009	2008
(millions of plants)
Plants	84	82	90
Cuttings	591	481	364
(hectares cultivated)
Growing crops	95	12	–

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2010 were as follows:

2010 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	133	1,646	3,532	477	5,788
Additions	3	30	202	212	447
Disposals	–	(24)	(70)	–	(94)
Transfers between categories	11	50	332	(393)	–
Currency translation effects and other	6	38	61	13	118
December 31	153	1,740	4,057	309	6,259

Accumulated depreciation and impairment losses
January 1	–	(871)	(2,179)	–	(3,050)
Depreciation charge	–	(57)	(216)	–	(273)
Impairment losses	–	(4)	(1)	–	(5)
Depreciation on disposals	–	20	60	–	80
Currency translation effects and other	–	(20)	(27)	–	(47)
December 31	–	(932)	(2,363)	–	(3,295)
Net book value – December 31	153	808	1,694	309	2,964
Insured value – December 31					7,530

Additions to property, plant and equipment of US$447 million (2009: US$709 million; 2008: US$485 million) comprise US$396 million (2009: US$652 million; 2008: US$444 million) of cash purchases, US$11 million (2009: US$28 million; 2008: US$14 million) due to business combinations and US$40 million (2009: US$29 million; 2008: US$27 million) of other additions, including initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2010 was US$160 million (2009: US$101 million; 2008: US$47 million) of which US$50 million (2009: US$60 million; 2008: US$47 million) is classified as Machinery and equipment and US$110 million (2009: US$41 million; 2008: US$nil) is classified as Assets under construction.

12. Property, plant and equipment continued

Movements in property, plant and equipment for the year ended December 31, 2009 were as follows:

2009 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	105	1,478	3,213	221	5,017
Additions	21	42	212	434	709
Disposals	(1)	(19)	(154)	–	(174)
Transfers between categories	9	55	133	(197)	–
Currency translation effects and other	(1)	90	128	19	236
December 31	133	1,646	3,532	477	5,788

Accumulated depreciation and impairment losses
January 1	–	(781)	(2,048)	–	(2,829)
Depreciation charge	–	(55)	(188)	–	(243)
Impairment losses	–	(4)	(2)	–	(6)
Depreciation on disposals	–	14	145	–	159
Currency translation effects and other	–	(45)	(86)	–	(131)
December 31	–	(871)	(2,179)	–	(3,050)
Net book value – December 31	133	775	1,353	477	2,738
Insured value – December 31					6,585

Movements in property, plant and equipment for the year ended December 31, 2008 were as follows:

2008 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	131	1,502	3,575	190	5,398
Additions	12	52	213	208	485
Disposals	(1)	(28)	(169)	–	(198)
Assets reclassified as held for sale 1	–	(19)	(186)	–	(205)
Transfers between categories	–	58	102	(160)	–
Currency translation effects and other	(37)	(87)	(322)	(17)	(463)
December 31	105	1,478	3,213	221	5,017

Accumulated depreciation and impairment losses
January 1	(2)	(826)	(2,432)	–	(3,260)
Depreciation charge	–	(54)	(188)	–	(242)
Impairment losses	(10)	(4)	(3)	–	(17)
Depreciation on disposals	–	27	149	–	176
Depreciation on assets reclassified as held for sale 1	–	19	181	–	200
Currency translation effects and other	12	57	245	–	314
December 31	–	(781)	(2,048)	–	(2,829)
Net book value – December 31	105	697	1,165	221	2,188
Insured value – December 31					6,637

1	Assets reclassified as held for sale include the Cold Creek site in the USA

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2010 were as follows:

2010 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,617	3,082	82	84	313	497	5,675
Additions from business combinations	51	–	11	–	–	29	91
Other additions	–	44	–	2	39	4	89
Disposals	(4)	(29)	–	–	–	(102)	(135)
Currency translation effects	13	100	3	5	32	10	163
December 31	1,677	3,197	96	91	384	438	5,883

Accumulated amortization and impairment losses
January 1	(322)	(1,730)	(27)	(43)	(187)	(264)	(2,573)
Amortization charge	–	(160)	(5)	(4)	(34)	(32)	(235)
Impairment losses	(5)	1	–	–	(1)	(10)	(15)
Disposals	2	23	–	–	–	99	124
Currency translation effects	(4)	(67)	(1)	(3)	(18)	(4)	(97)
December 31	(329)	(1,933)	(33)	(50)	(240)	(211)	(2,796)
Net book value, December 31	1,348	1,264	63	41	144	227	3,087

Other additions in 2010, 2009 and 2008 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was US$118 million (2009: US$97 million; 2008: US$118 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses. Other intangibles consist principally of values assigned to leases, supply contracts and customer relationships acquired in business combinations.

Movements in intangible assets for the year ended December 31, 2009 were as follows:

2009 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,559	2,956	58	70	266	486	5,395
Additions from business combinations	44	32	16	(11)	–	30	111
Other additions	–	55	–	–	37	5	97
Currency translation effects and reclassifications	14	39	8	25	10	(24)	72
December 31	1,617	3,082	82	84	313	497	5,675

Accumulated amortization and impairment losses
January 1	(318)	(1,552)	(21)	(37)	(154)	(230)	(2,312)
Amortization charge	–	(152)	(5)	(7)	(27)	(27)	(218)
Impairment losses	–	(11)	–	–	–	–	(11)
Currency translation effects and reclassifications	(4)	(15)	(1)	1	(6)	(7)	(32)
December 31	(322)	(1,730)	(27)	(43)	(187)	(264)	(2,573)
Net book value, December 31	1,295	1,352	55	41	126	233	3,102

13. Intangible assets continued

Movements in intangible assets for the year ended December 31, 2008 were as follows:

2008 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,567	2,637	58	47	199	396	4,904
Additions from business combinations	19	1	–	10	–	70	100
Other additions	–	321	–	1	57	28	407
Currency translation effects	(27)	(3)	–	12	10	(8)	(16)
December 31	1,559	2,956	58	70	266	486	5,395

Accumulated amortization and impairment losses
January 1	(326)	(1,415)	(17)	(26)	(137)	(193)	(2,114)
Amortization charge	–	(130)	(4)	(9)	(14)	(24)	(181)
Impairment losses	(1)	–	–	–	–	(17)	(18)
Currency translation effects	9	(7)	–	(2)	(3)	4	1
December 31	(318)	(1,552)	(21)	(37)	(154)	(230)	(2,312)
Net book value, December 31	1,241	1,404	37	33	112	256	3,083

14. Other non-current financial assets

Other non-current financial assets at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
Equity securities available-for-sale	43	51	117
Other non-current receivables	204	209	148
Defined benefit pension asset	147	25	26
Investments in associates and joint ventures	124	115	134
Total	518	400	425

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2010, these investments consist mainly of US$59 million (2009: US$49 million; 2008: US$66 million) for a 50% ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, US$35 million (2009: US$35 million; 2008: US$36 million) for the 49% ownership of Sanbei Seeds Co. Ltd., China and US$25 million (2009: US$26 million; 2008: US$23 million) for a 40% ownership of Maisadour Semences SA, France. Income statement effects are not significant for the above associates and joint ventures. Syngenta’s 2010 share of income from associates and joint ventures relates mainly to Greenleaf Genetics LLC, which became a Syngenta subsidiary on November 8, 2010.

Changes in equity securities classified as available-for-sale for the years ended December 31, 2010, 2009 and 2008 were as follows:

(US$ million)	2010	2009	2008
January 1	51	117	131
Changes in fair value	4	(18)	9
Disposals	(11)	(50)	(4)
Impairments	(9)	(7)	(37)
Additions and currency translation effects	8	9	18
December 31	43	51	117

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2010	2,590	1,645	274	671
2009	2,468	1,476	174	818
2008	2,240	1,612	59	569

16. Current financial debt

Current financial debt at December 31, 2010, 2009 and 2008 is as follows:

(US$ million)	2010	2009	2008
Bank and other financial debt	218	176	112
Receivables factored with recourse	98	102	76
Current portion of financial debt (Note 18)	676	3	23
Total	992	281	211

The table below shows additional information related to short-term borrowing at December 31, 2010:

2010 (US$ million)	Amount outstanding at December 31, 2010	Weighted average interest on outstanding balance	Average outstanding amount for the year	Weighted average interest on average outstanding amount	Maximum month-end amount during the year
Bank and other financial debt	218	2.1%	231	1.2%	514
Receivables factored with recourse	98	6.8%	83	6.8%	111
Current portion of financial debt (Note 18)	676	4.1%	233	4.1%	698
Total	992	3.9%	547	3.3%
2009		1.8%
2008		4.4%

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013.

As of December 31, 2010, Syngenta has no borrowings outstanding under this facility. The Credit Facility provides that the interest rate is based on either LIBOR or EURIBOR, depending upon the currency of the underlying borrowing, plus a margin and mandatory costs. In addition to interest payments, Syngenta is obligated to pay certain variable commitment fees based upon its long-term credit rating ranging from 0.03% to 0.06% per annum of the unused amount throughout the term of the facility.

The contractual maturities of current financial debt at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2010	992	207	11	774
2009	281	130	12	139
2008	211	69	12	130

17. Other current liabilities

Other current liabilities at December 31, 2010, 2009 and 2008 consist of the following:

(US$ million)	2010	2009	2008
Accrued short-term employee benefits	288	263	322
Taxes other than income taxes	72	88	72
Accrued interest payable	55	57	41
Accrued utility costs	48	51	42
Social security and pension contributions	57	61	46
Other payables	165	123	146
Other accrued expenses	161	184	165
Total	846	827	834

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents estimated timing of cash outflow.

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2010	846	589	157	100
2009	827	484	180	163
2008	834	505	246	83

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
4.125% Eurobond 2011	667	719	702
4.000% Eurobond 2014	673	714	–
4.125% Eurobond 2015	669	718	699
US private placement notes	270	261	274
3.375% CHF domestic bond 2013	531	482	469
3.500% CHF domestic bond 2012	399	361	352
Unsecured bond issues and US private placement notes	3,209	3,255	2,496
Liabilities to banks and other financial institutions	4	16	14
Finance lease obligations	48	35	37
Total financial debt (including current portion)	3,261	3,306	2,547
Less: current portion of financial debt (Note 16)	(676)	(3)	(23)
Non-current derivative financial liabilities	76	65	125
Other non-current liabilities and deferred income	125	159	220
Total	2,786	3,527	2,869

Other non-current liabilities and deferred income relate to license agreements with several counterparties. Related cash flows of US$9 million (2009: US$45 million; 2008: US$76 million) are payable between one and four years and US$116 million of deferred income at December 31, 2010 (2009: US$114 million; 2008: US$144 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt was 4.1% per annum (2009: 4.9% per annum; 2008: 5.3% per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt was 4.0% per annum (2009: 4.2% per annum; 2008: 5.1% per annum). The weighted average interest rate includes the cost of financing emerging market borrowings.

Interest paid on non-current financial debt was US$121 million (2009: US$98 million; 2008: US$78 million). All non-current debt ranks equally.

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

19. Provisions

Provisions at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	a	2008	a
Restructuring provisions	57	44		102
Employee benefits:
Pensions (Note 22)	203	414		351
Other post-retirement benefits (Note 22)	97	83		94
Other long-term employee benefits	60	59		50
Environmental provisions (Note 25)	393	405		432
Provisions for legal and product liability settlements (Note 25)	193	196		199
Other provisions	109	129		129
Total	1,112	1,330		1,357
Current portion of:
Restructuring provisions	40	26		70
Employee benefits	24	76		91
Environmental provisions	63	48		59
Provisions for legal and product liability settlements	25	14		15
Other provisions	76	50		10
Total current provisions	228	214		245
Total non-current provisions	884	1,116		1,112
Total	1,112	1,330		1,357

a	After effect of accounting policy change for post-employment benefits described in Note 2

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

In some cases Syngenta will seek reimbursement, most commonly in relation to environmental issues where contamination may have been caused when a manufacturing site was under previous ownership. Syngenta has recognized a receivable for the reimbursement when recovery is judged to be virtually certain. At December 31, 2010, Syngenta recognized US$38 million (2009: US$41 million; 2008: US$40 million) in “Other non-current financial assets” in respect of expected reimbursements.

Significant legal proceedings are discussed in Note 25 below. With regards to those proceedings other than those settled in 2010, and where Syngenta is defendant in the case and subject to potential financial damages, there has been no material change in Syngenta’s view of the probable outcome during 2010. There can, however, be no guarantee that the ultimate outcome will be in line with Syngenta’s current view.

19. Provisions continued

Movements in provisions during the year ended December 31, 2010 were as follows:

(US$ million)	January 1	Charged to income	Release of provisions credited to income	Payments	Reclassi- fications	Actuarial (gains)/losses	Currency translation effects	December 31
Restructuring provisions:
Employee termination costs	28	45	(3)	(31)	–	–	–	39
Other third party costs	16	9	–	(7)	–	–	–	18
Employee benefits:
Pensions	414	82	(7)	(335)	109	(66)	6	203
Other post-retirement benefits	83	9	–	(12)	1	16	–	97
Other long-term employee benefits	59	6	(1)	(8)	3	–	1	60
Environmental provisions	405	36	(30)	(38)	–	–	20	393
Provisions for legal and product liability settlements	196	59	(42)	(26)	3	–	3	193
Other provisions	129	27	(37)	(11)	(1)	–	2	109
Total	1,330	273	(120)	(468)	115	(50)	32	1,112

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

Other provisions mainly comprise provisions for long-term contractual obligations under license agreements.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended December 31, 2010, 2009 and 2008, were as follows. The Board of Directors of Syngenta AG is authorized to increase the share capital through issuance of a maximum of 9,459,985 ordinary shares. This authority expires on April 20, 2012.

	2010		2009		2008
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	94.6	(1.6)	97.0	(4.0)	100.8	(6.1)
Cancellation of treasury shares	–	–	(2.4)	2.4	(3.8)	3.8
Share repurchases	–	(1.3)	–	(0.6)	–	(2.6)
Issue of ordinary shares under employee share purchase and option plans	–	0.5	–	0.6	–	0.9
December 31	94.6	(2.4)	94.6	(1.6)	97.0	(4.0)

At December 31, 2010, 2009 and 2008 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	a	2008	a
Depreciation, amortization and impairment of:
Property, plant and equipment (Note 12)	278	249		259
Intangible assets (Note 13)	250	229		199
Financial assets	21	8		41
Deferred revenue and gains	(36)	(47)		–
Gains on disposal of non-current assets	(20)	(23)		(4)
Charges in respect of share based compensation	66	64		49
Charges in respect of provisions (Note 19)	153	106		178
Income in respect of reimbursements of provisions	–	(15)		(36)
Net financial expenses	141	122		169
(Gains)/losses on hedges reported in operating income	(23)	(81)		99
Share of net loss/(gain) from associates	(25)	3		(3)
Total	805	615		951

a	After effect of accounting policy change for post-employment benefits

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where the company contribution and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were US$26 million for the year ended December 31, 2010 (2009: US$33 million; 2008: US$25 million). A receivable of US$20 million (2009: US$16 million; 2008: nil) has been recognized, representing Syngenta’s share of excess contributions paid in prior years to its defined contribution plan in Brazil, following regulatory changes in 2009 that confirmed Syngenta’s right to reduce its future contributions to the plan by this amount. Approximately 43% of employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of the major plans are funded through legally separate trustee administered funds. The cash funding of the plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

The defined benefit section of Syngenta’s UK pension fund was closed to new members effective January 1, 2002, but the majority of members still have defined benefit rights based on their final pensionable pay. At retirement date, members have the right to take up to 25% of the value of their benefits as a lump sum. The balance is paid as an annuity. The trustee of the fund is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5% and price inflation, as measured by the UK Retail Price Index (RPI) or Consumer Price Index (CPI), as applicable. Employer contributions must be agreed between Syngenta and the trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. Syngenta AG has irrevocably and unconditionally undertaken to ensure Syngenta Ltd. will honor that guarantee.

Syngenta’s Swiss pension plan contains a cash balance benefit formula, accounted for as a defined benefit plan. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the trustees’ discretion. At retirement date, members have the right to take their retirement benefit as a lump sum, an annuity or part as a lump sum with the balance converted to a fixed annuity at the rates defined in the fund rules. The trustees may increase the annuity at their discretion subject to the plan’s funded status including sufficient free funds as determined according to Swiss statutory valuation rules.

Syngenta’s main US defined benefit pension plan was closed to new members with effect from January 1, 2009. Employees joining after that date join a defined contribution pension plan. The defined benefits of existing members were not affected by this change. The defined benefit plan offers members the choice of taking all their retirement benefits, which are based on the average pay of the final ten years’ service, as a lump sum or as a fixed annuity at retirement date. Employer contributions are made, based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than would result assuming the annuity option is taken.

The status of Syngenta’s defined benefit plans at December 31, 2010, 2009 and 2008 using actuarial assumptions determined in accordance with IAS 19 is summarized below.

22. Post-employment benefits continued

The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	2008
Benefit obligations
January 1	4,714	3,882	4,713
Current service cost	87	73	93
Employee contributions	32	35	26
Interest cost	211	211	195
Actuarial (gain)/loss	191	469	(354)
Benefit payments	(201)	(180)	(193)
Currency translation effects and other	82	224	(598)
December 31	5,116	4,714	3,882
Of which arising from:
Funded plans	4,969	4,565	3,742
Wholly unfunded plans	147	149	140

(US$ million)	2010	2009	2008
Plan assets at fair value
At January 1	4,340	3,556	4,669
Actual return on plan assets	513	570	(456)
Employer contributions	342	148	140
Employee contributions	32	35	26
Benefit payments	(201)	(180)	(193)
Currency translation effects and other	87	211	(630)
December 31	5,113	4,340	3,556

Actual return on plan assets can be analyzed as follows:

(US$ million)	2010	2009	2008
Expected return on plan assets	221	212	222
Actuarial gain/(loss)	292	358	(678)
Total	513	570	(456)

(US$ million)	2010	2009	a	2008	a
Funded status	(3)	(374)		(326)
Unrecognized past service cost/(gain)	(21)	(24)		(27)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(38)	–		–
Net accrued benefit liability	(62)	(398)		(353)

Amounts recognized in the balance sheet:	2010	2009	a	2008	a
Prepaid benefit costs (Note 14)	147	25		26
Accrued benefit liability	(209)	(423)		(379)
Net amount recognized	(62)	(398)		353

Of the accrued benefit liability for pensions of US$209 million at December 31, 2010, US$203 million is included in Note 19 as pension provisions and US$6 million as restructuring provisions (2009: US$414a million as pension and US$9 million as restructuring; 2008: US$351a million as pension and US$28 million as restructuring).

a	After effect of accounting policy change for post-employment benefits described in Note 2

22. Post-employment benefits continued

Syngenta’s estimate of the benefit payments to be made in future periods is given in the table below. Actual payments may differ from those shown, because of future events, including members’ choice of benefit options as described above.

(US$ million)
2011	234
2012	238
2013	260
2014	272
2015	284
Years 2016–2020	1,592
Total 2011–2020	2,880

Syngenta determines the expected long-term rate of return on pension plan assets separately for each asset category held within each of the major defined benefit pension funds that it sponsors. The rate of return assumption for each fund is determined after taking into account the investment performance benchmarks set by the governing body of the pension fund. Both historical rates of return and future investment outlook are considered.

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2011 is US$40 million. Actual payments could differ materially from the above estimate if any new funding regulations or laws are enacted or due to business and market conditions during 2011.

In accordance with UK pension regulations, deficit recovery contributions were agreed with the UK pension plan Trustee in the March 2009 valuation at US$31 million per year to 2019. At the balance sheet date US$100 million of these contributions have been prepaid.  Additional contingent contributions of up to US$16 million per year will also be paid at three yearly intervals during this period if the actual percentage return on the plan assets is less than the agreed assumption. Actual percentage return on plan assets (in 2009 and 2010) has exceeded that contained within the agreement. The deficit recovery contributions are due to be reviewed by the Trustees upon full actuarial valuation in March 2012.

The expected long-term rates of return on the assets and the fair values of the assets and liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows.

	Expected rate of return used for income statement (%)			Fair value at December 31, (US$ million)
2010	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	6.0	7.1	8.5	343	833	197	44	1,417	28
Real estate	3.5	–	8.0	174	–	–	–	174	3
Bonds	2.5	5.3	6.0	886	632	276	42	1,836	36
Other assets	5.5	6.2	7.0	386	714	178	137	1,415	28
Cash and cash equivalents	0.3	0.5	3.0	47	167	55	2	271	5
Fair value of assets	3.8	6.3	7.0	1,836	2,346	706	225	5,113	100
Benefit obligation				(1,736)	(2,328)	(666)	(386)	(5,116)
Discount rate (%)				2.8	5.4	5.3		4.4
Funded status				100	18	40	(161)	(3)

	Expected rate of return used for income statement (%)			Fair value at December 31, (US$ million)
2009	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	6.0	7.1	8.5	297	744	156	55	1,252	29
Real estate	3.5	–	–	120	–	–	–	120	3
Bonds	2.5	5.6	6.0	669	631	262	140	1,702	39
Other assets	5.5	6.4	7.0	356	559	161	13	1,089	25
Cash and cash equivalents	1.8	1.0	3.5	40	106	29	2	177	4
Fair value of assets	4.0	6.4	7.0	1,482	2,040	608	210	4,340	100
Benefit obligation				(1,458)	(2,284)	(596)	(376)	(4,714)
Discount rate (%)				3.3	5.6	5.9		4.9
Funded status				24	(244)	12	(166)	(374)

22. Post-employment benefits continued

	Fair value at December 31, (US$ million)
2008	Switzerland	UK	USA	Other plans	Total	%
Equities	248	589	95	41	973	27
Real estate	90	–	–	–	90	3
Bonds	476	459	250	133	1,318	37
Other assets	349	552	147	11	1,059	30
Cash and cash equivalents	57	31	26	2	116	3
Fair value of assets	1,220	1,631	518	187	3,556	100
Benefit obligation	(1,384)	(1,633)	(535)	(330)	(3,882)
Discount rate	3.5	6.2	6.1		5.2
Funded status	(164)	(2)	(17)	(143)	(326)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2010, 2009 and 2008.

(US$ million)	2010	2009	a	2008	a
Current service cost	87	73		93
Interest cost	211	211		195
Expected return on plan assets	(221)	(212)		(222)
Net periodic benefit cost	77	72		66

Amounts recognized in OCI were as follows for the years ended December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	a	2008	a
Amounts recognized during the period:
Actuarial (gains)/losses	(101)	111		324
Funded surplus not recognized/(recognized) as an asset	35	–		(10)
Cumulative actuarial (gains)/losses recognized at December 31	1,019	1,103		944

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments compared to the actuarial assumptions for the years ended December 31, 2006 to 2010 for pensions are as follows:

(US$ million)	2010	2009	2008	2007	2006
Benefit obligation	(5,116)	(4,714)	(3,882)	(4,713)	(4,548)
Plan assets	5,113	4,340	3,556	4,669	4,249
Funded deficit	(3)	(374)	(326)	(44)	(299)
Changes in actuarial assumptions	(201)	(537)	412	200	22
Experience adjustments (increasing)/reducing plan liabilities	11	68	(58)	(82)	(5)
Experience adjustments on plan assets: actual returns greater/(less) than expected	292	358	(678)	64	49
Total	102	(111)	(324)	182	66

a	After effect of accounting policy change for post-employment benefits described in Note 2

22. Post-employment benefits continued

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

Weighted-average assumptions: benefit cost for the year ended December 31	2010%	2009%	2008%
Discount rate	4.8	5.1	5.0
Rate of increase in pensionable pay	2.8	2.8	2.9
Expected return on plan assets	5.4	5.6	5.7

Weighted-average assumptions: benefit obligation as at December 31	2010%	2009%	2008%
Discount rate	4.4	4.9	5.2
Rate of compensation increase	3.0	2.8	2.8

Mortality assumptions are discussed in Note 2 under “critical accounting estimates”.

Other post-retirement benefits
Syngenta’s net liability for other post-retirement benefits at December 31, 2010 was US$97 million (December 31, 2009: US$83a million December 31, 2008: US$94a million), which comprised a defined benefit obligation of US$211 million (2009: US$187 million; 2008: US$186 million), plan assets of US$114 million (2009: US$102 million; 2008: US$87 million) and immaterial amounts of unrecognized past service cost. Cumulative actuarial losses recognized in OCI were US$117 million (2009: US$101a million; 2008: US$114a million) and amounts recognized in OCI for the period were losses of US$16 million (2009: US$13a million gain, 2008: US$21a million loss). Expense recognized in the consolidated income statement, contributions to the plan and benefit payments by the plan were not material for 2010, 2009 and 2008.

The assumed healthcare cost trend rate at December 31, 2010 was 7.5%, decreasing in each successive year from 2010 onwards, to reach an ultimate rate of 5.0% in 2017 (December 31, 2009: 8.0% decreasing to 5.0% in 2016; December 31, 2008: 8.0% decreasing to 5.0% in 2015).

a	After effect of accounting policy change for post-employment benefits described in Note 2

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

23. Employee share participation plans continued

The following table sets out share option activity under this plan during 2008, 2009 and 2010, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2010, 2009 and 2008:

Year ended December 31, 2008	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
Awarded in 2001	76.5	23.6	–	(5.7)	–	17.9	17.9	2.00
Awarded in 2002	83.7	16.4	–	(5.4)	–	11.0	11.0	2.25
Awarded in 2002	98.0	54.5	–	(10.9)	(1.1)	42.5	42.5	3.25
Awarded in 2002	98.0	32.4	–	(12.9)	–	19.5	19.5	4.25
Awarded in 2003	59.7	107.0	–	(35.8)	(1.2)	70.0	70.0	4.25
Awarded in 2003	59.7	95.1	–	(38.6)	–	56.5	56.5	5.25
Awarded in 2004	89.3	214.0	–	(59.6)	(0.9)	153.5	153.5	5.25
Awarded in 2004	89.3	163.2	–	(79.0)	–	84.2	84.2	6.25
Awarded in 2005	127.4	359.7	–	(152.7)	–	207.0	207.0	6.25
Awarded in 2006	185.0	294.2	–	(34.2)	(5.8)	254.2	16.1	7.25
Awarded in 2007	226.7	255.9	–	(22.3)	(6.3)	227.3	11.7	8.25
Awarded in 2008	301.5	–	234.8	(0.4)	(3.1)	231.3	5.9	9.25
Total for year ended December 31, 2008		1,616.0	234.8	(457.5)	(18.4)	1,374.9	695.8
Year ended December 31, 2009
Awarded in 2001	76.5	17.9	–	(8.7)	–	9.2	9.2	1.00
Awarded in 2002	83.7	11.0	–	(8.8)	–	2.2	2.2	1.25
Awarded in 2002	98.0	42.5	–	(18.9)	–	23.6	23.6	2.25
Awarded in 2002	98.0	19.5	–	(2.0)	–	17.5	17.5	3.25
Awarded in 2003	59.7	70.0	–	(15.5)	–	54.5	54.5	3.25
Awarded in 2003	59.7	56.5	–	(15.4)	–	41.1	41.1	4.25
Awarded in 2004	89.3	153.5	–	(41.4)	(1.4)	110.7	110.7	4.25
Awarded in 2004	89.3	84.2	–	(26.1)	–	58.1	58.1	5.25
Awarded in 2005	127.4	207.0	–	(71.2)	(0.6)	135.2	135.2	5.25
Awarded in 2006	185.0	254.2	–	(73.0)	(0.7)	180.5	180.5	6.25
Awarded in 2007	226.7	227.3	–	(5.2)	(6.8)	215.3	14.8	7.25
Awarded in 2008	301.5	231.3	–	–	(6.5)	224.8	13.3	8.25
Awarded in 2009	233.4	–	382.5	–	(5.1)	377.4	6.0	9.25
Total for year ended December 31, 2009		1,374.9	382.5	(286.2)	(21.1)	1,450.1	666.9
Year ended December 31, 2010
Awarded in 2001	76.5	9.2	–	(9.2)	–	–	–	–
Awarded in 2002	83.7	2.2	–	(0.8)	–	1.4	1.4	0.25
Awarded in 2002	98.0	23.6	–	(7.8)	–	15.8	15.8	1.25
Awarded in 2002	98.0	17.5	–	(8.2)	–	9.3	9.3	2.25
Awarded in 2003	59.7	54.5	–	(16.4)	(0.5)	37.6	37.6	2.25
Awarded in 2003	59.7	41.1	–	(13.4)	–	27.7	27.7	3.25
Awarded in 2004	89.3	110.7	–	(26.9)	(0.9)	82.9	82.9	3.25
Awarded in 2004	89.3	58.1	–	(8.5)	–	49.6	49.6	4.25
Awarded in 2005	127.4	135.2	–	(43.6)	(0.8)	90.8	90.8	4.25
Awarded in 2006	185.0	180.5	–	(54.5)	(1.0)	125.0	125.0	5.25
Awarded in 2007	226.7	215.3	–	(66.3)	(2.4)	146.6	146.6	6.25
Awarded in 2008	301.5	224.8	–	(1.2)	(16.6)	207.0	12.9	7.25
Awarded in 2009	233.4	377.4	–	(3.1)	(21.0)	353.3	11.4	8.25
Awarded in 2010	283.7	–	167.3	–	(2.7)	164.6	2.2	9.25
Total for year ended December 31, 2010		1,450.1	167.3	(259.9)	(45.9)	1,311.6	613.2

23. Employee share participation plans continued

All fully vested options are exercisable.

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

The following table sets out RSU activity under this plan during 2010, 2009 and 2008 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2010, 2009 and 2008:

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Canceled	Outstanding at December 31	Remaining life
Year ended December 31, 2008	CHF	(thousands of shares)					(years)
Awarded in 2005	116.3	69.5	–	(69.5)	–	–	–
Awarded in 2006	174.8	59.7	–	(2.7)	(1.3)	55.7	0.25
Awarded in 2007	211.1	56.8	–	(2.3)	(1.6)	52.9	1.25
Awarded in 2008	283.9	–	57.4	(1.6)	(0.8)	55.0	2.25
Total for year ended December 31, 2008		186.0	57.4	(76.1)	(3.7)	163.6

Year ended December 31, 2009
Awarded in 2006	174.8	55.7	–	(55.7)	–	–	–
Awarded in 2007	211.1	52.9	–	(2.0)	(2.1)	48.8	0.25
Awarded in 2008	283.9	55.0	–	(1.8)	(1.0)	52.2	1.25
Awarded in 2009	218.1	–	88.5	(1.2)	(1.2)	86.1	2.25
Total for year ended December 31, 2009		163.6	88.5	(60.7)	(4.3)	187.1

Year ended December 31, 2010
Awarded in 2007	211.1	48.8	–	(48.8)	–	–	–
Awarded in 2008	283.9	52.2	–	(1.7)	(3.0)	47.5	0.25
Awarded in 2009	218.1	86.1	–	(2.5)	(4.8)	78.8	1.25
Awarded in 2010	265.0	–	106.2	(3.1)	(3.3)	99.8	2.25
Total for year ended December 31, 2010		187.1	106.2	(56.1)	(11.1)	226.1

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

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2010	2009	2008
Dividend yield	2.2%	2.2%	2.0%
Volatility	23.6%	23.8%	22.4%
Risk-free interest rate	2.0%	2.1%	2.9%
Expected life	7 years	7 years	7 years
Exercise price (CHF per share)	283.7	233.4	301.5

23. Employee share participation plans continued

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2010, as measured at the time of grant, was based on the 120-month historical volatility of Syngenta AG shares on the SIX Swiss Exchange.

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

The following table sets out activity under this plan during 2010, 2009 and 2008 including the equivalent ADSs that are offered to Syngenta employees in the USA.

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
	(thousands of shares)				(years)
Year ended December 31, 2008
Awarded in 2005	46.8	–	(46.8)	–	–
Awarded in 2006	34.2	–	(5.8)	28.4	0.25
Awarded in 2007	28.8	–	(3.7)	25.1	1.25
Awarded in 2008	–	32.4	(1.2)	31.2	2.25
Total for year ended December 31, 2008	109.8	32.4	(57.5)	84.7

Year ended December 31, 2009
Awarded in 2006	28.4	–	(28.4)	–	–
Awarded in 2007	25.1	–	(2.1)	23.0	0.25
Awarded in 2008	31.2	–	(2.2)	29.0	1.25
Awarded in 2009	–	59.0	(1.5)	57.5	2.25
Total for year ended December 31, 2009	84.7	59.0	(34.2)	109.5

Year ended December 31, 2010
Awarded in 2007	23.0	–	(23.0)	–	–
Awarded in 2008	29.0	–	(2.6)	26.4	0.25
Awarded in 2009	57.5	–	(4.0)	53.5	1.25
Awarded in 2010	–	22.4	(0.7)	21.7	2.25
Total for year ended December 31, 2010	109.5	22.4	(30.3)	101.6

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Thousands of shares
Awarded in 2008	283.9	26.4
Awarded in 2009	218.1	53.5
Awarded in 2010	265.0	21.7
Total		101.6

None of these shares are vested as at December 31, 2010.

23. Employee share participation plans continued

Employee Share Purchase Plans
Syngenta has Employee Share Purchase Plans in various countries, which entitle employees to subscribe for shares in Syngenta AG, at discounts from market value varying between 25% and 50%. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK and Singapore plans, for which completion of three years service is required before vesting. Maximum annual subscription amounts per employee vary between US$600 and US$5,000. In 2010, a total of 88,995 (2009: 95,601; 2008: 108,141) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense
The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	2008
Long-Term Incentive Plan	36	26	22
Deferred Share Plan	19	27	18
Employee Share Purchase Plans	11	11	9
Total	66	64	49

Other information regarding the plans is as follows:
	2010	2009	2008
Weighted average fair value of options granted in year (CHF per option)	59.8	52.6	69.9
Weighted average share price at exercise date for options exercised during year (CHF per option)	274.2	249.3	299.9

Fair value of shares granted in year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	530.0	436.2	567.7
Employee Share Purchase Plans (CHF per share)	138.1	123.2	82.3
Employee Share Purchase Plan (US$ per ADS)	19.0	17.0	12.2

Cash received from exercise of options and subscription for shares (US$ million)	49	45	64

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are defined as the members of the Syngenta Executive Committee and the Board of Directors. Their compensation was as follows for the years ended December 31, 2010, 2009 and 2008:

(US$ million)	2010	2009	2008
Fees, salaries and other short-term benefits	10	11	13
Post-employment benefits	2	2	1
Share based compensation	9	11	9
Total	21	24	23

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

Members of the Board, excluding the Chairman, are eligible for the share plan for non-executive Directors. The Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share on the five business days prior to the grant. Under these plans, members of the Board of Directors were allocated a total of 5,036 shares in lieu of fees. These shares vest immediately and had a combined fair value at grant of US$1 million (2009: US$1 million; 2008: US$1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

24. Transactions and agreements with related parties continued

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2010 were as follows:

Goods and services provided by Syngenta to its associates and joint ventures US$11 million (2009: US$10 million; 2008: US$5 million).

Goods and services provided by the associates and joint ventures to Syngenta US$55 million (2009: US$83 million; 2008: US$61 million).

A bank overdraft guarantee of US$15 million (2009: US$13 million; 2008: US$10 million) has been provided to an associate.

Syngenta had accounts receivable and accrued income from associates and joint ventures of US$29 million at December 31, 2010 (2009: US$25 million; 2008: US$21 million).

25. Commitments and contingencies

Minimum future lease payments at December 31, 2010 for finance leases are US$48 million (2009: US$36 million; 2008: US$42 million), of which US$8 million is due within one year (2009: US$3 million; 2008: US$22 million), and US$40 million after more than one but less than five years (2009: US$33 million; 2008: US$20 million).

Fixed-term, non-cancellable operating lease commitments total US$119 million at December 31, 2010 (2009: US$117 million; 2008: US$79 million) of which US$22 million is due within one year (2009: US$22 million; 2008: US$14 million), US$76 million after more than one and less than five years (2009: US$64 million; 2008: US$39 million) and US$21 million thereafter (2009: US$31 million; 2008: US$26 million). Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2010 was US$35 million (2009: US$37 million; 2008: US$31 million).

Commitments for the purchase of property, plant and equipment at December 31, 2010 are US$50 million (2009: US$65 million; 2008: US$172 million).

At December 31, 2010, 2009 and 2008, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2010		2009		2008
(US$ million)	Materials purchases	Other	Materials purchases	Other	Materials purchases	Other
Within one year	746	119	867	100	742	97
From one to two years	304	104	585	82	527	85
From two to three years	150	67	320	38	392	73
From three to four years	125	66	106	25	295	60
From four to five years	87	66	80	25	122	47
After more than five years	–	70	80	37	–	–
Total	1,412	492	2,038	307	2,078	362

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

Contingencies
In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful termination claims, patent infringement claims, competition law claims, tax assessment claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in relation to Syngenta’s businesses and the risks to which it is subject.

25. Commitments and contingencies continued

Holiday Shores. The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who have, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continues to be used in this litigation and in other proceedings referred to herein. The Holiday Shores Complaint alleges that the product atrazine and/or its degradant chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where atrazine has been applied has damaged the CWS’ property and contaminated its surface waters, used as a source of drinking water for Illinois. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the cost of purchase, installation, maintenance and operation of charcoal filtration systems, alleged diminution in property value and remediation, punitive damages and attorneys’ fees. The Complaint was served on SCPI on August 27, 2004. SCPI succeeded in having the lawsuit removed from state to federal court but, on Plaintiff’s Motion, the federal court on March 28, 2005, remanded the lawsuit back to state court. SCPI filed a Motion to Dismiss which was argued on October 25, 2005, and on July 7, 2008 was denied by the court (except as regards those parts of the Motion which sought dismissal of the punitive damage and remediation claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that Motion, Holiday Shores amended its Complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS.

Shortly before the hearing on February 23, 2010 of SCPI’s Motion to Transfer the claims of those plaintiffs not located in Madison County to their home counties, plaintiffs’ counsel filed a voluntary dismissal of all of plaintiffs’ property damage-related claims, and based primarily on this action the judge on April 14, 2010 entered an Order denying the Motion to Transfer. The hearing was held on June 10, 2010, of a further Motion to Dismiss filed by SCPI, as well as a Motion to have the lawsuit stayed or dismissed without prejudice in the light of the filing of the parallel federal City of Greenville lawsuit described below. On August 31, 2010, the judge issued an Order denying both of those Motions. The Plaintiffs filed a series of subpoenas against third parties, including growers’ associations, academic institutions and external advisers to SCPI, and SCPI and a number of the recipients filed Motions to Quash those subpoenas. On September 22, 2010, the judge issued an Order denying in part the Motions to Quash and ruling that information concerning SCPI and its relationship to those third parties, and communications between SCPI and those third parties are relevant and discoverable. An application for leave to appeal against this Order was filed with the judge, and on October 29, 2010, the judge entered a further Order certifying certain questions for interlocutory appeal to the Illinois Fifth District Appellate Court and staying discovery on the issues which were the subject of the September 22, 2010 Order pending resolution of any appeal. The application for leave to appeal was denied by the Appellate Court on January 13, 2011. The case is now in the discovery phase and SCPI has filed answers to interrogatories as well as produced the first of many pages of documents; depositions are sought to be scheduled by plaintiff’s counsel with eleven current or former SCPI employees and three corporate designees.

City of Greenville. On March 8, 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six mid-Western states; an Amended Complaint filed on March 23, 2010 adds seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit essentially repeat those causes of action which have survived motion practice in Holiday Shores and seek compensatory and punitive damages for all past and future costs incurred by the plaintiffs in the removal of atrazine from raw water supplies, and certification of a class of all public water providers in the six states which have had or will have detectable levels of atrazine in their raw drinking water. SCPI on May 18, 2010 filed a Motion to Dismiss the lawsuit on grounds including lack of standing and of cause of action and Syngenta AG on May 18, 2010 filed a Motion to Dismiss plaintiffs’ claims for lack of personal jurisdiction, in response to which plaintiffs on June 8, 2010 filed a Motion for Leave to Conduct Jurisdictional Discovery to which the Court by an Order issued on June 29, 2010 agreed. At a hearing held on July 27, 2010 this Order was modified, the period for limited discovery was extended to October 26, 2010 and the deadline for plaintiffs’ responses to Syngenta AG’s Motion to Dismiss for lack of jurisdiction set to November 15, 2010. On September 16, 2010 the Magistrate Judge issued an Order further amending the scope of jurisdictional discovery. On November 18, 2010, the federal court judge issued a Memorandum and Order denying the Motion to Dismiss filed by SCPI save as to the claims in the Complaint of strict liability for manufacturing, marketing and selling an unreasonably dangerous product to the extent that those claims were asserted by two Indiana-based plaintiffs. On December 17, 2010, plaintiffs filed their Opposition to Syngenta AG’s Motion to Dismiss for Lack of Personal Jurisdiction and a Motion to Strike parts of the Affidavits filed by Syngenta AG in support of its Motion, to which Syngenta AG filed its Reply on January 17, 2011. The Magistrate Judge has ordered the parties to the lawsuit to take part in a settlement conference scheduled for April 11, 2011. Trial of the lawsuit is currently set to commence on June 18, 2012.

As the plaintiffs in the above cases have not quantified their claims, nor has the number of plaintiffs in the actions been determined, it is not possible to estimate individually or in total the amounts in dispute nor to quantify the likely outcome. However, Syngenta intends to vigorously defend these cases. Atrazine is a long-standing successful product of the Company and its predecessors, which has been repeatedly scrutinized for safety over the years by government agencies. No amounts have been provided for a settlement.

25. Commitments and contingencies continued

In a related lawsuit (Syngenta Crop Protection, Inc. v Insurance Company of North America et al.) filed by SCPI on September 30, 2008, in the Superior Court of the State of New Jersey, and amended on November 10, 2008, July 24, 2009 and April 21, 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense costs and potential damages in the Holiday Shores case and the City of Greenville case, as well as any other products liability claims against SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now Ciba Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced by the INA Claimants’ Demand for Arbitration dated March 25, 2009 and the hearing of the arbitration is scheduled to begin on June 13, 2011. The INA Claimants filed a Motion for Entry of an Award on February 4, 2011, to which the Respondents have thirty days to respond. Discovery is proceeding in both the declaratory action lawsuit and the arbitration.

While SCPI intends to pursue its claims vigorously against the insurers for any losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Sprague. On June 11, 2010 a lawsuit was filed in the United States District Court for the Southern District of Illinois against Syngenta, Ted Sprague v Syngenta Crop Protection Inc., Syngenta AG and Syngenta Corporation (collectively “Syngenta”). In this lawsuit, the plaintiff has filed a legal action called a “qui tam action” as an individual based on “false patent marking” against Syngenta under a U.S. federal statute. The plaintiff alleges that Syngenta has falsely marked 41 pesticide products with at least one expired patent with the intent to deceive competitors and the public into believing that the products are covered by the expired patent(s). In a December 2009 ruling, the US Court of Appeals for the Federal Circuit in The Forest Group, Inc. v Bon Tool Company et al, held that the fine must be levied on a “per article” basis and the statutory fine is “up to US$500 for every such offense”. An important issue in these types of cases is whether or not the defendant falsely marked the products for the purpose of deceiving the public. On August 19, 2010 SCPI filed a Motion to Dismiss for failure to state a claim and failure to allege injury-in-fact, and Syngenta AG and Syngenta Corporation filed a Motion to Dismiss for Lack of Personal Jurisdiction. On October 6, 2010 the plaintiff in Sprague filed a Motion for a Pretrial Conference which was granted on October 20, 2010. On November 19, 2010, the plaintiff filed his Opposition to SCPI‘s Motion to Dismiss and on December 3, 2010, SCPI filed its Reply. The plaintiff’s responses to the Motion to Dismiss for Lack of Personal Jurisdiction are due by March 17, 2011, and the replies by Syngenta AG and Syngenta Corporation by March 31, 2011. Jury trial has been set to commence on June 18, 2012.

Tax Litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Significant cases are described below.

Atrazine. In 1996, the Brazilian Federal Revenue drew Novartis’ legal entity in Brazil, now Syngenta Proteção de Cultivos Ltda (“SPCL”) into administrative proceedings, regarding the import tax classification of the active ingredient atrazine. The issue is whether, under applicable law, atrazine is to be qualified as raw material (SPCL’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 19 administrative rulings against SPCL which have given rise to a corresponding number of lawsuits. Of these, 14 are awaiting first level court decision, 4 are awaiting second level court decision and 1 has given rise to a decision favorable to SPCL, which it is uncertain if the Federal Revenue will appeal. Syngenta issued a letter of guarantee for part of the amount involved, BRL16 million (equaling approximately US$10 million at a rate of BRL1.66 per US$). In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL33 million (equaling approximately US$20 million at a rate of BRL1.66 per US$) consisting of BRL22 million plus interest.

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Syngenta believes that its provisions for legal and product liability matters are adequate based on currently available information, but it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Such expenditures in excess of established reserves could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

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

25. Commitments and contingencies continued

In the USA, Syngenta and/or its indemnitors or indemnitees, have been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a PRP in respect of several sites. Syngenta expects to be indemnified against a proportion of the liabilities associated with a number of these sites by the sellers of the businesses associated with such sites and, where appropriate, actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

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

Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, due to uncertainty concerning both the amount and timing of future expenditures, it cannot be guaranteed that additional costs will not be incurred materially beyond the amounts accrued.

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into US$, are:

	2010 per US$	2009 per US$	2008 per US$
Swiss franc	0.94	1.03	1.06
British pound sterling	0.65	0.62	0.69
Euro	0.75	0.69	0.71
Brazilian real	1.66	1.74	2.33

Average rates during the years ended December 31, used for the consolidated income and cash flow statements ended December 31, to translate the following currencies into US$, are:

	2010 per US$	2009 per US$	2008 per US$
Swiss franc	1.05	1.09	1.08
British pound sterling	0.65	0.65	0.53
Euro	0.75	0.72	0.68
Brazilian real	1.77	2.04	1.79

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

Financial instruments available for use to mitigate these risks are selected by Syngenta according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

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

27. Risk management of financial risks continued

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Transaction – committed	VaR	Monetary asset and liability carrying amounts	1
Transaction – uncommitted	EaR	Operating income	12
Translation	VaR	Cumulative translation adjustment in OCI	1
Interest rate risk	EaR	Interest expense	12
Commodity price risk	EaR	Operating income	12

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

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99% confidence level, with a 1% probability that actual results will be worse than calculated.

Due to increased volatility in the financial markets observed in recent years, Syngenta has in 2010 increased the confidence level used in the VaR (EaR) calculations from 95% to 99%. The comparative numbers for the year ending December 31, 2009 presented in the financial statements were recalculated using the 99% confidence level.

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

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. These committed exposures are normally fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or where there is no forward market for a specific currency. The committed exposures are hedged using foreign exchange forward contracts and cross-currency swaps.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. VaR calculations for committed exposures relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

27. Risk management of financial risks continued

(US$ million)	December 31, 2010 Value-at-Risk			December 31, 2009 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	72	7	90%	58	19	67%
Euro	25	–	100%	45	7	84%
British pound sterling	9	6	33%	20	6	70%
Other core currencies1	12	–	100%	22	3	86%
Rest of world	44	14	68%	59	15	75%
Total undiversified	162	27	83%	204	50	75%
Diversification	(106)	(18)	83%	(164)	(40)	76%
Net VaR	56	9	84%	40	10	75%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2010, the total 30-day Value-at-Risk, after hedges, at a 99% confidence level was US$9 million (December 31, 2009: US$10 million). The decrease in Value-at-Risk as at December 31, 2010 compared to December 31, 2009 is mainly due to a higher hedge coverage across various currencies.

The average Value-at-Risk, after hedges, at a 99% confidence level, for the year ending December 31, 2010 was US$6 million (before hedges: US$69 million).

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

(US$ million)	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	285	72	75%	159	114	28%
Euro	62	80	(29)%	34	28	18%
British pound sterling	52	9	83%	38	21	45%
Other core currencies1	53	11	79%	73	32	56%
Rest of world	183	151	18%	201	168	16%
Total undiversified	635	323	49%	505	363	28%
Diversification	(309)	(191)	38%	(293)	(195)	33%
Net EaR	326	132	60%	212	168	21%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2010, the total potential adverse movement for 2011 net transactional flows after hedges relative to year-end at spot levels, at a 99% confidence level, was US$132 million (December 31, 2009: US$168 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the whole portfolio of the net transactional flows, rather than looking at the individual currencies. This could lead to a negative risk reduction for a single currency – as is the case for the Euro currency in 2010.

The decrease in Earnings-at-Risk as at December 31, 2010 compared to December 31, 2009 is mainly due to a higher hedge coverage. The decrease is partially offset by increased volatilities in the core currencies.

27. Risk management of financial risks continued

From the Earnings-at-Risk table above, the Swiss franc stands out as a major exposure. This risk arises from having a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in OCI.

Translation risk can be significant, however, Syngenta’s equity base is deemed to be of sufficient magnitude to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2010, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2010 Value-at-Risk			December 31, 2009 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	124	124	–	84	84	–
Euro	32	32	–	27	27	–
British pound sterling	23	23	–	54	54	–
Other core currencies1	28	28	–	32	32	–
Rest of world	171	171	–	222	222	–
Total undiversified	378	378	–	419	419	–
Diversification	(123)	(123)	–	(98)	(98)	–
Net VaR	255	255	–	321	321	–

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

The large investments and operations in Switzerland lead to the most significant risk. The decrease in Value-at-Risk as at December 31, 2010 compared to December 31, 2009 is primarily due to decreased volatilities in Emerging Market currencies. There are no translation risk hedges in place as at December 31, 2010.

The average Value-at-Risk after hedges, at a 99% confidence level, for the year ending December 31, 2010 was US$276 million (before hedges: US$276 million).

27.4. Interest rate risk
Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates. The main objective of managing interest rate risk is to optimize interest expense within clearly stated risk limits.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk. At December 31, 2010, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$14 million (2009: US$11 million). The net amounts of Earnings-at-Risk on the net debt, as defined in Note 27.7, due to potential changes in interest rates were immaterial at December 31, 2010 and 2009.

27.5. Commodity price risks
Operating in the agri-business sector, changes in certain commodity prices affect Syngenta’s reported operating results. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the crops. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. Natural gas exposure occurs in Syngenta’s primary manufacturing sites.

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on operating income and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective.

At December 31, 2010, there was 1.0 million barrels of hedge protection (December 31, 2009: no protection) in place for oil for 2011. As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

27. Risk management of financial risks continued

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	5	58%	11	3	73%
Diversification	(4)	(1)	75%	(3)	(1)	67%
Net EaR	8	4	50%	8	2	75%
	December 31, 2010 Earnings-at-Risk			December 31, 2009 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	76	55	28%	99	61	38%
Diversification	(13)	(2)	85%	(7)	(3)	(50)%
Net EaR	63	53	16%	92	58	37%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2010 to US$53 million (December 31, 2009: US$58 million).

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

Syngenta has policies and operating guidelines in place to ensure that financial instrument transactions are only entered into with high credit quality banks and financial institutions. These include limits in respect of counterparties to ensure that there are no significant concentrations of credit risk. Syngenta continuously monitors the creditworthiness of its counterparties based on credit ratings and credit default swap data. At December 31, 2010, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2010 and 2009.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which, when the combined market value of the derivatives exceeds US$15 million, cash is exchanged as collateral. Each CSA effectively limits either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than US$15 million. At December 31, 2010 an asset amounting to US$64 million (2009: US$ nil) was recorded representing cash paid by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2010 and 2009 of the risk of default by financial counterparties was not material.

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

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a US$2.5 billion Global Commercial Paper program supported by a US$1.2 billion committed, revolving, multi-currency, syndicated credit facility with high credit quality banks expiring in July 2013.

27. Risk management of financial risks continued

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivative liabilities are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2010	291	210	35	46
2009	145	104	25	16
2008	457	329	57	71

Long-term financing
Long-term capital employed is currently partly financed through five unsecured bonds and through unsecured notes issued under the Note Purchase Agreement in the US Private Placement market.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2010, 2009 and 2008. The table also shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs). Derivative financial liabilities are recorded at fair value.

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2010 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	120	668	788	46	–	46
1-3 years	172	934	1,106	28	–	28
3-5 years	76	1,336	1,412	4	5	9
5-10 years	67	75	142	–	–	–
More than 10 years	103	175	278	–	–	–
Total payments	538	3,188	3,726	78	5	83
Net carrying amount			3,209			107	1

1	The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral, as described in Note 27.6

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2009 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment	Total
Less than 1 year	131	–	131	30	–	–	30
1-3 years	223	1,084	1,307	43	–	–	43
3-5 years	134	1,205	1,339	15	(21)	9	3
5-10 years	76	720	796	–	–	4	4
More than 10 years	117	250	367	–	–	–	–
Total payments	681	3,259	3,940	88	(21)	13	80
Net carrying amount			3,255				62

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2008 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	100	–	100	28	–	28
1-3 years	192	705	897	75	–	75
3-5 years	117	828	945	21	10	31
5-10 years	105	705	810	(6)	(64)	(70)
More than 10 years	130	250	380	–	–	–
Total payments	644	2,488	3,132	118	(54)	64
Net carrying amount			2,496			114

27. Risk management of financial risks continued

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve at December 31, 2010 and 2009, respectively. Non-derivative financial liabilities that can be repaid at any time have been assigned to the earliest possible time period.

Capital structure
Syngenta is committed to maintaining a low single A rating, which provides an optimal balance between financial flexibility and the cost of capital. Syngenta manages capital by monitoring levels of net debt, as calculated below, and equity against targets. The dividend payout target range is 25% to 40% of distributable earnings and the net debt to equity target range is 25% to 35%. The net debt to equity ratio was 20% at December 31, 2010 (28% at December 31, 2009a; 36% at December 31, 2008a).

The components of net debt at December 31, 2010, 2009 and 2008 are as follows:

(US$ million)	2010	2009	2008
Current financial debt	992	281	211
Non-current financial debt	2,585	3,303	2,524
Cash and cash equivalents	(1,967)	(1,552)	(803)
Marketable securities1	(16)	(48)	(7)
Financing-related derivatives2	(121)	(182)	(39)
Net debt at December 31	1,473	1,802	1,886

a	After effect of accounting policy change for post-employment benefits described in Note 2
1	Included within ‘Derivative and other financial assets’ and ‘Derivative financial liabilities’ and ‘Derivative and other financial assets’ or ‘Other non-current financial assets’
2	Included within ‘Derivative and other financial assets’ and ‘Derivative financial assets’ or ‘Derivative financial liabilities’ and ‘Financial debt and other non-current liabilities’

28. Financial assets and liabilities

28.1 The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2010, 2009 and 2008. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2010 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,497	–	–	2,497	2,497
Designated as at fair value through profit or loss	–	–	57	57	57
Total				2,554	2,554
Derivative and other financial assets:
Derivative financial assets	–	8	417	425	425
Loans and receivables	64	–	–	64	64
Available-for-sale financial assets	–	–	13	13	13
Total				502	502
Derivative financial assets – non-current			176	176	176
Other non-current financial assets:
Loans and receivables	175	–	–	175	175
Available-for-sale financial assets	–	–	43	43	43
Other, not carried at fair value	–	–	–	300	–	2
Total				518
Trade accounts payable:
Measured at amortized cost	2,590	–	–	2,590	2,590	1
Current financial debt:
Measured at amortized cost	992	–	–	992	1,007	1
Derivative financial liabilities – current	–	–	291	291	291
Financial debt and other non-current liabilities:
Measured at amortized cost	2,590	–	–	2,590	2,744
Derivative financial liabilities – non-current	–	–	76	76	76
Non-financial liabilities	–	–	–	120	–	2
Total				2,786

1	The carrying amounts approximate the estimated fair value due to the short-term nature of these financial instruments
2	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2009 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,434	–	–	2,434	2,434	1
Designated as at fair value through profit or loss	–	–	72	72	72
Total				2,506	2,506
Derivative and other financial assets:
Derivative financial assets	–	7	103	110	110
Available-for-sale financial assets	–	–	46	46	46
Total				156	156
Derivative financial assets – non-current			248	248	248
Other non-current financial assets:
Loans and receivables	191	–	–	191	191
Available-for-sale financial assets	–	–	51	51	51
Other, not carried at fair valuea	–	–	–	158	–	2
Total				400
Trade accounts payable:
Measured at amortized cost	2,468	–	–	2,468	2,468	1
Current financial debt:
Measured at amortized cost	281	–	–	281	281	1
Derivative financial liabilities – current	–	–	145	145	145
Financial debt and other non-current liabilities:
Measured at amortized cost	3,348	–	–	3,348	3,514
Derivative financial liabilities – non-current	–	–	65	65	65
Non-financial liabilities	–	–	–	114	–	2
Total				3,527

a	After effect of accounting policy change for post-employment benefits described in Note 2
1	The carrying amounts approximate the estimated fair value due to the short-term nature of these financial instruments
2	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2008 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,208	–	–	2,208	2,208	1
Designated as at fair value through profit or loss	–	–	103	103	103
Total				2,311	2,311
Derivative and other financial assets:
Derivative financial assets	–	15	361	376	376
Available-for-sale financial assets	–	–	5	5	5
Total				381	381
Derivative financial assets – non-current	–		152	152	152
Other non-current financial assets:
Loans and receivables	148	–	–	148	148
Available-for-sale financial assets	–	–	117	117	117
Other, not carried at fair valuea	–	–	–	160	–	2
Total				425
Trade accounts payable:
Measured at amortized cost	2,240	–	–	2,240	2,240	1
Current financial debt:
Measured at amortized cost	211	–	–	211	211	1
Derivative financial liabilities – current	–	6	451	457	457
Financial debt and other non-current liabilities:
Measured at amortized cost	2,600	–	–	2,600	2,690
Derivative financial liabilities – non-current	–	–	125	125	125
Non-financial liabilities	–	–	–	144	–	2
Total				2,869

a	After effect of accounting policy change for post-employment benefits described in Note 2
1	The carrying amounts approximate the estimated fair value due to the short-term nature of these financial instruments
2	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

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

The fair value of unquoted equity securities is not material. There were no transfers during the years ended December 31, 2010, 2009 and 2008 between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. There were no transfers during the years ended December 31, 2010, 2009 and 2008 into or out of level 3 of the fair value hierarchy.

28. Financial assets and liabilities continued

28.2 Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2010, 2009 and 2008 are as follows:

2010 (US$ million)	Loans and receivables	1	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income		90	–	–	–	90
Interest expense		(5)	–	–	(167)	(172)
Currency gains/(losses), net		–	–	(37)	–	(37)
Impairment charges		(12)	(9)	–	–	(21)
Reversal of impairment charges		43	–	–	–	43
Total		116	(9)	(37)	(167)	(97)

2009 (US$ million)	Loans and receivables	1	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income		88	–	–	–	88
Interest expense		(20)	–	(17)	(126)	(163)
Currency gains/(losses), net		–	–	(30)	–	(30)
Impairment charges		(16)	(16)	–	–	(32)
Reclassification from OCI		–	9	–	–	9
Reversal of impairment charges		4	–	–	–	4
Total		56	(7)	(47)	(126)	(124)

2008 (US$ million)	Loans and receivables	1	Available-for-sale financial assets	Derivative assets and liabilities held for trading	Liabilities carried at amortized cost	Total
Interest income		104	–	–	–	104
Interest expense		(15)	–	(20)	(114)	(149)
Currency gains/(losses), net		–	–	(108)	–	(108)
Impairment charges		(94)	(37)	–	–	(131)
Reversal of impairment charges		4	–	–	–	4
Total		(1)	(37)	(128)	(114)	(280)

1	Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss

28.3 Reported gains and losses on revaluation of available-for-sale financial assets for the years ended December 31, 2010, 2009 and 2008 were as follows:

(US$ million)	2010	2009	2008
Impairment losses reported in profit or loss	(9)	(7)	(37)
Unrealized gains/(losses) reported in OCI	4	(18)	9

29. Derivatives and hedge accounting

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2010, 2009 and 2008, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2010 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	318	(74)	544	610	3,168	1,141	–	5,463
Fair value hedges	52	(73)	–	–	–	2,000	–	2,000
Undesignated	190	(219)	6,993	845	251	–	–	8,089
Total foreign exchange and interest rate risk	560	(366)	7,537	1,455	3,419	3,141	–	15,552
Commodity price risk:
Cash flow hedges	1	(1)	8	1	15	1	–	25
Undesignated	40	–	185	16	46	–	–	247
Total commodity price risk	41	(1)	193	17	61	1	–	272

	Fair value		Notional amounts
2009 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	238	(98)	643	405	686	2,518	278	4,530
Fair value hedges	53	(8)	–	–	–	1,400	803	2,203
Undesignated	60	(93)	5,067	929	141	126	–	6,263
Total foreign exchange and interest rate risk	351	(199)	5,710	1,334	827	4,044	1,081	12,996
Commodity price risk:
Cash flow hedges	4	–	8	20	11	28	–	67
Undesignated	3	(11)	33	15	30	7	–	85
Total commodity price risk	7	(11)	41	35	41	35	–	152

	Fair value		Notional amounts
2008 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 Years	More than 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	199	(167)	620	366	796	2,975	578	5,335
Fair value hedges	31	(1)	–	–	–	–	203	203
Net investment hedges	3	(22)	359	–	–	–	–	359
Undesignated	279	(313)	5,087	787	255	90	–	6,219
Total foreign exchange and interest rate risk	512	(503)	6,066	1,153	1,051	3,065	781	12,116
Commodity price risk:
Cash flow hedges	11	(12)	52	4	46	–	–	102
Undesignated	5	(67)	56	22	49	–	–	127
Total commodity price risk	16	(79)	108	26	95	–	–	229

For cash flow hedges, the periods when the cash flows for the underlying hedged items are expected to occur and affect profit or loss are not significantly different from those of the hedging instruments as presented in the table above.

29. Derivatives and hedge accounting continued

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

Gains/(losses) on fair value hedges recognized in profit or loss for the years ended December 31, 2010, 2009 and 2008 were as follows:

(US$ million)	2010	2009	2008
Hedging instruments:
Interest rate swaps	54	–	2
Cross currency swaps	(32)	(9)	23
Total gains/(losses) from hedging instruments	22	(9)	25

Underlying hedged items	(22)	9	(25)

29.2. Cash flow hedges and hedges of net investment in foreign operations
Syngenta maintains the following derivatives that qualify for cash flow hedge accounting:

–
Cross currency swaps (or a combination of cross currency swaps and interest rate swaps) designated as hedges of foreign exchange risk (or both foreign exchange risk and interest rate risk) of future interest and principal payments on bond liabilities.

–	Interest rate swaps designated as hedges of interest rate risk of future interest payments on forecasted bond liabilities.

–
Foreign exchange forward contracts and net purchased currency options designated as hedges of foreign exchange risk of forecast foreign currency cash flows (uncommitted foreign exchange transaction risk) arising from (i) forecast sales and purchases between Syngenta subsidiaries and (ii) forecast transactions with third parties.

–	Commodity forwards, futures and purchased options designated as hedges of commodity price risks of anticipated and committed future purchases.

Syngenta maintained the following derivatives that qualified as hedges of net investment in foreign operations:

–
During 2010, in line with the risk management strategy, no new positions were taken to hedge any of the existing or new net investments in foreign operations. Gains/(losses) relating to hedges entered into during previous reporting periods continue to be presented in OCI.

–
During 2009, Syngenta designated forward contracts and net purchased currency options as hedges of net investments in foreign operations including monetary items that are accounted for as part of the net investment.

Hedge effectiveness for these hedges is measured on a quarterly or semi-annual basis. Syngenta uses the forward rate methodology to measure the effectiveness of the foreign exchange or commodity forward contracts. Hedge effectiveness for the swaps is measured by comparing the movement in the present value of future coupon bond payments to the movement in the present value of forecast future cash flows of the associated swaps. The option hedge designation and effectiveness tests excluded the time value element of US$5 million (2009: US$5 million) which was recorded in profit or loss as incurred. There was an immaterial amount of hedge ineffectiveness related to these hedges.

29. Derivatives and hedge accounting continued

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010			2009			2008
2010 (US$ million)	Foreign exchange and interest rate risk	Commodity risk	Net investment hedges	Foreign exchange and interest rate risk	Commodity risk	Net investment hedges	Foreign exchange and interest rate risk	Commodity risk	Net investment hedges
Opening balance of gains/(losses) recognized in OCI	(38)	(10)	(67)	(90)	(24)	(57)	(64)	25	(126)
Income taxes	(50)	4	–	(6)	(10)	–	32	(4)	–
Gains/(losses) recognized in OCI	113	1	(5)	227	(6)	(19)	(88)	(45)	196
(Gains)/losses removed from OCI and recognized in profit or loss
Cost of goods sold	–	15	–	–	30	–	–	–	–
General and administrative	(26)	–	–	(107)	–	–	(12)	–	–
Financial expense, net	22	–	–	(62)	–	9	42	–	(127)
Closing balance of gains/(losses) recognized in OCI	21	10	(72)	(38)	(10)	(67)	(90)	(24)	(57)

During 2009, some equity loans between Syngenta affiliates were repaid. As a result, US$9 million of net investment hedging losses were removed from OCI and recognized in profit or loss.

During 2008, part of the net investment in the UK and Brazil subsidiaries was repaid to the parent entities through reductions of capital. As a result, US$127 million of net investment hedging gains were removed from OCI and recognized in profit or loss.

29.3. Undesignated hedges

Gains and losses on hedging instruments that were not designated for hedge accounting purposes were as follows:

–
Foreign currency forward contracts that are effective economic hedges of balance sheet exposures as part of Syngenta’s committed exposure program. The fair value movements of the hedges and the retranslation of the underlying exposures are recorded in profit or loss and largely offset.

–
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third party transactions. The amount recorded in profit or loss in 2010 was a gain of US$3 million (2009: gain of US$3 million). Similar currency forward contracts that were not designated for hedge accounting were not used prior to 2009.

–
Purchased foreign currency options are effective economic hedges of the exposure arising from written foreign currency options offered to customers as part of a sales contract. The fair values of both the purchased and written foreign currency options are recorded in profit or loss and largely offset.

–
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases and sales of crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2010 was a gain of US$7 million (2009: gain of US$3 million; 2008: loss of US$108 million). The corresponding forecasted transactions offsetting the above amounts in profit or loss may occur in the following periods.

30. Subsequent events

On February 8, 2011, the Board of Directors approved a new restructuring program under which Syngenta will build on the combined strength of its Crop Protection and Seeds businesses to fully integrate global commercial operations, driving efficiencies in cost of goods sold and operating expenses, in order to increase customer and shareholder value. Significant cash costs will be charged to expense over the next four years. Annual operating income savings are targeted by 2015, consisting of savings resulting from commercial integration and from procurement and supply chain efficiencies.

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 8, 2011.