Form 20-F
period 2011-12-31
SYNGENTA AG
filed 2012-02-16
CIK 1123661

As filed with the Securities and Exchange Commission on February 16, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE S ECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
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

James Halliwell
+41 61 323 7074
james.halliwell@syngenta.com
Syngenta International AG
P.O. Box
CH-4002 Basel, Switzerland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one-fifth of a common share of Syngenta AG, nominal value CHF 0.10	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
93,762,899 Common shares, nominal value CHF 0.10 each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☒Yes        ☐ No

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
 ☒Yes        ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
  ☐ Yes        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

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

i

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

The selected financial highlights information presented below has been extracted from the consolidated financial statements of Syngenta. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of the Fischer group of companies from July 1, 2007, Zeraim Gedera Ltd. from September 1, 2007, SPS Argentina SA from November 10, 2008, Goldsmith Seeds, Inc. from November 19, 2008, Circle One Global Inc. from May 15, 2009, Goldsmith Seeds Europe B.V. from September 23, 2009, Pybas Vegetable Seed Co., Inc. from December 16, 2009, Synergene Seed & Technology, Inc. from December 23, 2009, Maribo Seed International ApS from September 30, 2010, Greenleaf Genetics LLC from November 8, 2010 and Agrosan S.A. from March 9, 2011. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Financial highlights
	Year ended December 31,
(US$ million, except where otherwise stated)	2011	2010	2009	2008	2007
Amounts in accordance with IFRS¹
Income statement data:
Sales	13,268	11,641	10,992	11,624	9,240
Cost of goods sold	(6,737)	(5,866)	(5,572)	(5,706)	(4,669)
Gross profit	6,531	5,775	5,420	5,918	4,571
Operating expenses	(4,480)	(3,982)	(3,601)	(4,038)	(3,070)
Operating income	2,051	1,793	1,819	1,880	1,501
Income before taxes	1,901	1,677	1,694	1,714	1,456
Net income	1,600	1,402	1,411	1,399	1,135
Net income attributable to Syngenta AG shareholders	1,599	1,397	1,408	1,399	1,133
Number of shares– basic	91,892,275	92,687,903	93,154,537	93,916,415	95,973,958
Number of shares– diluted	92,383,611	93,225,303	93,760,196	94,696,762	97,143,368
Basic earnings per share	17.40	15.07	15.11	14.90	11.80
Diluted earnings per share	17.31	14.99	15.01	14.77	11.66
Cash dividends declared:
CHF per share	7.00	6.00	6.00	4.80	1.60
US$ per share equivalent	7.64	5.61	5.27	4.76	1.32
Par value reduction:
CHF per share	–	–	–	–	2.20
US$ per share equivalent	–	–	–	–	1.78
Cash flow data:
Cash flow from operating activities	1,871	1,707	1,419	1,466	1,168
Cash flow used for investing activities	(472)	(450)	(880)	(608)	(368)
Cash flow from (used for) financing activities	(1,684)	(844)	170	(457)	(781)
Capital expenditure on tangible fixed assets	(479)	(396)	(652)	(444)	(317)
Balance sheet data:
Current assets less current liabilities	4,107	4,363	4,583	3,311	2,600
Total assets	17,241	17,285	16,129	14,089	12,819
Total non-current liabilities	(4,095)	(4,483)	(5,331)	(4,489)	(3,305)
Total liabilities	(9,738)	(9,836)	(9,642)	(8,798)	(7,189)
Share capital	(6)	(6)	(6)	(6)	(6)
Total shareholders’ equity	(7,494)	(7,439)	(6,473)	(5,274)	(5,611)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment 2	19.36	16.44	16.15	16.40	11.69

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

2	Diluted earnings per share from continuing operations, excluding restructuring and impairment is a non-GAAP measure.

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

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates. Further discussion on the reason for including disclosure of this and other non-GAAP measures is included in Appendix A at the end of the Operating and Financial Review in Item 5.

Restructuring and impairment charges for 2011, 2010 and 2009 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring and impairment for 2008 and 2007 mainly related to the operational efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and also to the operational efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, Professional Products and emerging country markets. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is presented in Appendix A at the end of the Operating and Financial Review in Item 5.

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

While Syngenta views its current credit facilities as adequate for its needs, further difficulties in the banking sector in the future or illiquidity in the credit markets may restrict Syngenta’s ability to raise additional funds or increase the cost of such funding. A low availability of credit may also limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta, including customers and suppliers in the Eurozone, which is currently experiencing economic problems.

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

Syngenta’s customers may be unable to pay their debts to Syngenta due to economic conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, with credit terms for customers typically ranging from 30 to 180 days, except for customers in emerging markets, where credit terms may range from cash on delivery to, in certain cases, 360 days. Syngenta’s customers, particularly in developing economies and in economies experiencing an economic downturn, such as the Eurozone, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses from its credit exposure in these markets.

Syngenta may not be able to obtain or maintain the necessary regulatory approvals for some of its products, which could restrict its ability to sell those products in some markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals. In most markets, including the United States and the European Union, crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of Syngenta’s principal markets, after a period of time, Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the European Union, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties.

Regulatory standards and trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. In addition, changing regulatory standards may affect Syngenta’s ability to maintain its products on the market.

Changes in the agricultural policies of governments and international organizations may prove unfavorable

In subsidized markets such as the United States, the European Union and Japan, reduction of subsidies to growers may inhibit the growth of crop protection and seeds markets. In each of these areas there are various pressures to reduce subsidies. However, it is difficult to predict accurately whether, and if so, when such changes will occur. Syngenta expects that the policies of governments and international organizations will continue to affect the income available to growers to purchase crop protection and seeds products and, accordingly, the operating results of the agribusiness industry.

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

Third parties may also claim that Syngenta’s products violate their intellectual property rights. Defending such claims, even those without merit, could be time-consuming and expensive. In addition, any such claim could also result in Syngenta having to enter into license arrangements, develop non-infringing products or engage in litigation that could be costly.

Legislation and jurisprudence on patent protection in major markets such as the United States and the European Union is evolving and changes in laws could affect Syngenta’s ability to obtain or maintain patent protection for its products.

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

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2011, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta recorded impairments of intangible assets totaling US$24 million. Otherwise, Syngenta has concluded that no material intangible assets are impaired at December 31, 2011. However, unforeseen events that occur in the future, including there being a greater impact on Syngenta’s business from economies experiencing an economic downturn than is currently anticipated, may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

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

Syngenta’s Crop Protection business may be adversely affected by increased use of products derived through biotechnology

In certain parts of the world, notably the European Union, the use by growers of many seed varieties that are genetically modified for pest resistance or herbicide tolerance has not been permitted by regulatory authorities. Current sentiment in Europe and in certain other agricultural areas is strongly against allowing further biotechnology to be introduced. However, should this sentiment change resulting in the adoption of products derived through biotechnology, Syngenta’s Crop Protection business could be adversely impacted. This may not be offset, in whole or in part, by the opportunities presented to Syngenta’s seeds and business development businesses, which are actively pursuing products and traits developed through biotechnology. Crop protection accounted for approximately 76 percent of sales in 2011, whereas seeds accounted for approximately 24 percent of sales. The areas of Syngenta’s Crop Protection business most affected by existing use of genetically modified seeds are selective herbicides and insecticides for use on oilseed crops, corn and cotton.

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

Currency fluctuations may have a harmful impact on Syngenta’s financial results or may increase its liabilities

Syngenta reports its results in US dollars; however a substantial portion of sales and product costs are denominated in currencies other than the US dollar. Fluctuations in the values of these currencies, especially in the US dollar against the Swiss franc, British pound, Euro and Brazilian real, can have a material impact on Syngenta’s financial results. Fluctuations in the exchange rate against the US dollar of certain emerging market foreign currencies where hedging products are expensive or of limited availability may directly impact Syngenta’s results through recognition of currency losses. If, in the context of the current Euro crisis, a member state of the Eurozone were to decide to abandon the Euro as its lawful currency and introduce a new national currency, Syngenta could incur losses upon the lawful conversion to the new national currency of amounts receivable from customers in the member state that were originally denominated in Euros.

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements account for approximately 22 percent of Syngenta’s purchases of active ingredients, intermediates and raw materials, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

Syngenta conducts business in most countries of the world, including in certain high-risk countries, some of which have been identified by the US government as state sponsors of terrorism

Syngenta conducts business in most countries of the world, some of which are subject to a high level of political or economic instability that could impact Syngenta’s ability to continue to operate there. Acts of terror or war may impede Syngenta’s ability to operate in particular countries or regions, and may impede the flow of goods and services between countries. In addition, Syngenta has minor operations in Cuba, Iran and the Sudan, which have been identified by the US government as state sponsors of terrorism. Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply. However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several US states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments. Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

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

ITEM 4 –– INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG, a Swiss Aktiengesellschaft, was formed on November 12, 1999 under the laws of Switzerland. Syngenta’s business operations were created in 2000 by Novartis and AstraZeneca through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is +41-61-323-1111.

Syngenta became a publicly listed company in 2000. At December 31, 2011, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Investments

On March 9, 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for US$32 million of cash, US$12 million of which is deferred.

In March 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

In June and December 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million.

In July 2010, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an exclusive supply and distribution agreement under which Syngenta assumed responsibility for the supply and distribution of Dow AgroSciences crop protection products in the Commonwealth of Independent States (CIS) region.

In September 2010, Syngenta acquired 100 percent of the shares of Maribo Seed International ApS (“Maribo”) for a cash payment, plus contingent payments if certain sales targets are achieved. The transaction includes the seed production and sales activities of the Maribo sugar beet business as well as the Maribo brand name.

In November 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer Hi-Bred International Inc. (“Pioneer”) a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”). This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

During 2009, Syngenta completed five small acquisitions and three small divestitures, none of which were material either individually or in the aggregate. In addition, in August 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period.

In April 2009, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. Syngenta received global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex®1 I Insect Protection for broad lepidopteran control and to Herculex®1 RW for corn rootworm control. Dow AgroSciences received global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure® Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

Divestments

On April 13, 2011, Syngenta divested its Materials Protection business to Lanxess AG. There were no significant business or product divestments in 2010. In May 2009, Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

1 Herculex® is a registered trademark of Dow AgroSciences LLC

Business Overview

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products sector in areas such as public health, turf and ornamental markets. The Seeds business operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet), vegetables and flowers.

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

Syngenta’s Crop Protection business has a broad product range, making it number one or two in all of its target segments, underpinned by strong worldwide market coverage. Syngenta focuses on all major crops – in particular, corn, cereals, soybean, fruits and vegetables, and applies its technologies to other crops, such as oilseeds, sugar beets, rice and cotton, sugar cane and to turf and ornamentals.

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

•
Azoxystrobin (AMISTAR®), a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®. Mixtures of azoxystrobin with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to tackle diseases in cereal crops, primarily in the yield intensive markets of Europe where growers and advisors value the strong rust control performance and yield enhancing properties of azoxystrobin. Mixtures are also used in corn & soybeans as part of a complete plant performance program where significant yield increases are achieved.

•
Chlorothalonil (BRAVO®), acquired in 1998, is a world-leading fungicide. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted an exclusive license to manufacture, use and sell cyproconazole in the European Economic Area to Bayer, under Bayer’s own trade name. Syngenta has re-commenced sales of cyproconazole under the ALTO® and other brand names.

•
Cyprodinil (UNIX®/STEREO®2/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit such as apples and pears or on grapes and vegetables, respectively.

2 Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

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

•	Fluazinam3 (SHIRLAN®) is a fungicide for control of potato blight.

•
MEFENOXAM™4 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops.

•	Mandipropamid (REVUS®), launched in 2007 and currently registered in 62 countries, is used on fruit and vegetables to combat late blight and downy mildew.

•
Propiconazole5 (TILT®/ BANNER®) was introduced in 1980 and has developed into Syngenta’s most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf.

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

3 Fluazinam is distributed, but not manufactured, by Syngenta.
4 In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).
5 Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

•	Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class.

•
Thiamethoxam (ACTARA®) is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It has been and continues to be developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco.

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

•
MEFENOXAM™6 (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates.

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

Professional products

Syngenta offers a range of specialized products for use in turf (golf courses and sports fields) and ornamentals (cut flowers, bedding plants, bulbs and nurseries) treatment, vegetation management (roads, railroads and rights-of-way) and for home and garden use.

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•	Azoxystrobin (HERITAGE®/ORTIVA®/AMISTAR®) is a leading fungicide for use on turf, primarily golf courses, and in ornamentals.

•	Abamectin (VERTIMEC®) and thiamethoxam (ACTARA®) are leading ornamental insecticides.

6 In the United States, mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

•	Trinexapac-ethyl (PRIMO MAXX®) is a plant growth regulator for turf that increases stress tolerance and decreases clippings.

•	Growing Media. FAFARD® is a premium brand in the US growing media market specializing in custom mixes for producers of ornamental plants.

Syngenta also offers products for use in controlling insect pests in homes.

•
Lambda-cyhalothrin (ICON®) is used in public health outlets for control of malaria and other tropical diseases and nuisance pests, such as house flies and cockroaches.  It was the first pyrethroid to be approved for malaria control by the World Health Organization. In addition to being sprayed, it can be incorporated into bednets to offer added protection.

Recently Launched Products (last 3 years)

Fungicides

•	Isopyrazam (BONTIMA®, SEGURIS®), a new broad-spectrum cereal fungicide which complements Syngenta’s existing product range and provides additional resistance management opportunities.

Insecticides

•
Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from Du Pont for sale in mixtures with Syngenta active ingredients, is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests.

Seed care

•
AVICTA®, a seed treatment for the control of nematodes originally launched in the US in cotton in 2006, was launched there in corn in 2009 and successfully introduced in Latin America in corn and soybeans.

•	Sedaxane (VIBRANCE™), a new fungicide used in seed treatment that complements Syngenta’s existing product range.

Products in Late Stage Development

Syngenta has a rich pipeline of products under development, which extends beyond 2012 and involves projects covering all product lines. Products in late stage development include:

Selective herbicides

•	Bicyclopyrone, a new broad-spectrum selective herbicide for use in corn and sugar cane that complements Syngenta’s existing product range.

Fungicides

•	Solatenol™, a new broad-spectrum fungicide active ingredient primarily for soybean rust that complements the existing range.

•	SDHI (succinate dehydrogenase inhibitor) fungicide products are currently under development for the future ornamental portfolio.

Insecticides

•	Cyantraniliprole, Syngenta is actively involved in development projects in bisamide chemistry. Syngenta acquired from Du Pont in 2008 the exclusive rights to use Cyantraniliprole in mixtures with

Syngenta insect control products. Cyantraniliprole is a new broad spectrum insecticide for the control of lepidoptera and sucking pests. Cyantraniliprole is complementary to the Chlorantraniliprole insect control product that Syngenta sells in mixtures with its own leading insect control products.

•	361, new abamectin formulations.

Production

The manufacture of crop protection products can be divided into three phases:

•	manufacture of the active substance

•	formulation of products from these active substances into a form which optimizes the efficacy and safety of the product in the field

•	packaging of the products to closely align them with local customer needs

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

Syngenta manages its supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 36 percent of Crop Protection sales in 2011.

Marketing and Distribution

Syngenta has marketing organizations in all its major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. Products are sold to the end user through independent distributors and dealers, most of which also handle other manufacturers’ products. Syngenta’s products normally are sold through a two-step or three-step distribution chain. In the two-step chain Syngenta sells its products to cooperatives or independent distributors, which then sell to the grower as the end user. In the three-step system, Syngenta sells to distributors or cooperative unions which act as wholesalers and sell the product to independent dealers or primary cooperatives before on-selling to growers. Syngenta also sells directly to large growers in some countries. Syngenta’s marketing network enables it to launch its products quickly and effectively and to exploit its range of existing products. Syngenta focuses on key crop opportunities in each territory. In those countries where Syngenta does not have its own marketing organization, it markets and distributes through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

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

Research and Development

Crop Protection research and development (“R&D”) is dedicated to providing Syngenta with innovative new chemical solutions and intellectual property with the potential to create maximum business value and differentiation. This is done through maximizing Syngenta’s chemical and biological expertise, its professional project and portfolio management and leveraging its global reach. New research areas are guided by the crop teams based on customer need, technology, regulatory requirements and political trends.

Syngenta has major research centers in Stein, Switzerland, Jealott’s Hill, England and Goa, India, each of which is focused on identifying new active ingredients. Over 600 employees work on a research portfolio of herbicides, fungicides, insecticides and crop enhancing chemicals, with broad applicability as foliar, soil and seed treatments for agriculture and lawn and garden customers.

Syngenta is continuously improving its research process. State-of-the-art synthetic chemistry and high-speed automated synthesis are used in concert to effectively prepare the quantity and quality of compounds for both high throughput and highly targeted biological screening. A crucial feature is the structured design approach to chemistry, which ensures that the chemical entities possess properties most likely to relate to the desired product profile.

Once an active ingredient needs testing, the development team, supported by the global expertise of the trialing function, ensures that the work is efficiently and effectively completed to turn promising molecules into products which are safe to use, pass all registration requirements and meet customers’ needs. Such development typically takes six to eight years. The active ingredient’s efficacy and safety is assessed as early as possible in the development process and all data is compiled for registration and safe product use.

Syngenta tests compounds on target crops globally under different climatic conditions and in varying soils. In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed. The use of multidisciplinary research teams to refresh the existing product range is key to continued success in the face of competition, even after patent expiry.

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora or fauna.

In addition, Syngenta’s current chemical products are improved by supporting the development of new mixtures, formulations and programs that bring new effects and opportunities to growers.

In addition to its own research and development efforts, Syngenta has strengthened its business platform through targeted acquisitions, collaborations and the use of open innovation. It has currently over 400 ongoing R&D collaborations to complement in-house expertise to access new technologies, chemical libraries, biological screening and follow-up of leads.

The total spent on research and development in Crop Protection was US$624 million in 2011, US$555 million in 2010 and US$508 million in 2009.

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

Competitive Environment

The leading companies in the crop protection industry are mainly dedicated agribusinesses or large chemical companies based in Western Europe and North America. Companies compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. The top six such companies account for about 70 percent of the worldwide market. Syngenta’s key competitors include BASF, Bayer, Dow, Du Pont and Monsanto. In many countries, generic producers of off-patent compounds are additional competitors to the research-based companies in the commodity segment of the market.

SEEDS

Products

Syngenta develops, produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all major territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta has a significant market share in vegetables, flowers, corn, soybean, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. Syngenta divides its products into field crops such as corn, soybean, rice, cereals, oilseeds and sugar beet, and horticultural crops, which consist of vegetables and flowers. Through Syngenta’s enhanced corn breeding and trait conversion capabilities, 105 new products were brought into North America production in 2011 for customer use in the 2012 crop year. 24 of these products feature the Agrisure® Viptera™ 3111 trait stack, which provides breakthrough control of the broadest spectrum of above- and below-ground insects available. This year, growers also have access to hybrids with the Agrisure® Viptera™ 3220 trait stack for reduced refuge. This trait stack offers growers dual modes of action against above-ground corn pests—including corn borer and corn earworm—with a five percent structured Corn Belt refuge.

In August 2009, Syngenta acquired the global hybrid sunflower seeds business of Monsanto, strengthening its position in the key European and Latin American markets and enhancing its overall market leadership and product portfolio. In September 2010, Syngenta acquired the Maribo Seed sugar beet business from Nordic Sugar, a subsidiary of Nordzucker AG.

In November 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer. This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution enables Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Key Marketed Products

Field Crops

•
Corn (AGRISURE®, GARST®, GOLDEN HARVEST®, NK®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as Agrisure® 3000GT and Agrisure® Viptera™ 3111 products which provide built-in insect protection against corn borers, corn rootworms and tolerance to glyphosate herbicide. Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets.

•	Sugar beet (HILLESHÖG®, MARIBO®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity.

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

•
Cereals (NK®, AGRIPRO® COKER®, RESOURCE SEEDS INC., C.C. BENOIST®) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries.

Vegetables

•
Vegetables brands include DULCINEA®, ROGERS®, S&G®, ZERAIM GEDERA® and DAEHNFELDT®. Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, broccoli, lettuce, spinach, sweet corn, cucumbers, beans, peas, okra and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial fresh market growers. In 2009, Syngenta acquired two US based lettuce seed companies, Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., which established lettuce sales in the North American market and broadened its lettuce development portfolio in Europe and Asia.

Flowers

•
Flowers brands include GOLDFISCH®, GOLDSMITH SEEDS, YODER® and SYNGENTA FLOWERS. Syngenta offers a full range of flower seeds, plugs and cuttings which it sells to professional growers of horticultural crops. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products (last 3 years)

The following recently launched products illustrate Syngenta’s capability as a technology integrator and its commitment to the food chain and the ornamental industry:

Field Crops

•
In 2010, Syngenta’s corn portfolio was further enhanced by the launch of Agrisure® Viptera™, which provides enhanced control of lepidopteran insect pests through a new and unique mode of action. In 2011, Syngenta received full cultivation approval in Argentina for Agrisure® Viptera™ and for triple stack corn, combining herbicide tolerance and insect resistance.

•
A number of high yielding barley varieties have been launched with excellent disease resistance, very high yield and lower cost of production. These have included malting varieties suitable for both brewing and feed type.

•	In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities.

•	Sugar beet varieties with Roundup Ready®7 tolerance in the US8 feature high sugar content and multiple resistances across a number of geographies.

7 Roundup Ready® is a registered trademark of Monsanto Technology LLC.
8 The US Department of Agriculture (“USDA”) deregulation of sugar beet varieties with Roundup Ready®7 tolerance in the US is currently the object of third party plaintiff litigation against the US government and, as a result, was vacated in 2010. The USDA interim partial deregulation, which authorized continued planting, was challenged by third parties and is currently pending in the DC District Court. The same third parties also appealed the dismissal in September 2010 of their challenge to the USDA’s approval of permits for steckling transplants (small sugar beet plants used to produce hybrid seed) to the Ninth Circuit Court of Appeals. Syngenta joined the DC District Court litigation in support of full deregulation of Roundup Ready®7 sugar beet varieties in the US. For the 2011/2012 season, sugar beets with Roundup Ready®7 tolerance have been planted on over 90 percent of the US acres under special permits from the USDA.

Vegetables

In Vegetables, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe, Japan and other parts of the world. Some examples of recently launched products include:

•	In Pepper, a new sweet, baby seedless pepper called Angello™ in Europe.

•	In Squash, significant new products Prometheus in Europe and Spineless Perfection in US, which offer growers excellent high yield performing varieties with a broad spectrum disease resistance.

•
In Watermelon, Fascination, a large fruit size seedless watermelon, is winning significant market share in the USA and El Ghali, a large fruit size seeded variety, is our first major product launch in North Africa.

•	Sweet Corn: GSS2259P/Shinerock, a multi disease resistant processing sweet corn variety with high yield potential and a native herbicide tolerance, launched globally.

Flowers

In Flowers, some examples of recently launched products include:

•	Calliope® – New Geranium series with leading retail shelf life and garden performance. Includes the darkest Red color ever shown in Geraniums.

•	Mammoth® – Pansy series from Goldsmith with very large flowers.

•	Mira® – Energy-efficient Poinsettia variety that can be grown under lower production temperatures.

•	Winfall® – Innovative mini Cyclamen for indoor and outdoor use in fall and winter.

Products in Late Stage Development

Syngenta seeks to produce improved hybrid and varietal seeds to meet the agronomical conditions and demands of its customers and to work towards further improvement of traits advantageous to the grower, i.e., input traits, such as resistance to diseases and insects, and greater yield. Syngenta is also concentrating on developing products that are advantageous to the food and feed industry and to the consumer, i.e., output traits such as improved digestibility and protein utilization for crops used for animal feed, oilseeds that produce higher quantities or healthier oils. In vegetable seeds, Syngenta develops new products to provide consumers with consistent high quality, improved appearance, taste and texture. Powerful analytical science has been expanding the knowledge of taste, flavor and post-harvest shelf life. Combined with advanced breeding technology, this is accelerating the introduction of novel varieties.

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

•	Creating Agrisure Viptera Artesian corn by combining water optimization technology, Agrisure® Artesian™, with Agrisure® Viptera™ insect control.

•
Syngenta is expanding the product offering of the industry’s first soybean aphid management system which combines genetics, a naturally occurring trait, and seed treatment products for a total integrated pest management approach. Rust-tolerant soybean varieties in pre-commercial trials will bring a new component to Syngenta’s industry-leading solution for control of the critical soybean rust disease in South America. Syngenta continues to deliver a strong portfolio of soybean varieties with high yield, herbicide tolerance, cyst nematode resistance, and overall disease resistance.

•	Healthy oil varieties in oilseeds, comprising higher heat stability of plant oils for frying.

•	Sunflowers with high stable yields, integrating broomrape, herbicide and disease resistance.

•	High yield Safecross™ hybrids with improved disease resistance and stress tolerance in winter oilseed rape.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” whole meal flour.

•	In barley, next generation spring malting barley with improved enzyme characteristics and new winter barley hybrids combining high yield with improved production characteristics.

•	Triticale development combines outstanding forage qualities for both the dairy and livestock industries.

•
Sugar beet with second generation nematode tolerance for the European market and with broad spectrum disease and virus resistance in combination with Roundup Ready®7 tolerance for the North American market8.

Vegetables

•
Focus on increased agronomic quality, fruit quality and shelf life improvements and better plant performance in combination with virus, fungal and insect resistances to provide increased grower performance reliability.

•	Advancing abiotic stress tolerant traits for rootstocks for the high value tomato and pepper markets.

•	Developing new fruit sizes in melons and watermelons tailored to shrinking family sizes in North America and Europe.

•	Bringing forward new consumer traits for texture that improve the quality of fresh cut fruit.

•	Vegetable R&D is advancing convenience traits for consumers.

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

Seeds R&D is dedicated to creating new varieties of major field crops having improved quality and productivity, either alone or in combination with other technologies. The core strategic crops of focus are cereals (wheat, barley), corn, diverse field crops (sunflower, oilseed rape, sugar beet), rice, soybean, specialty crops (including fruits, trees, nuts, vines, potatoes, cotton, plantations), sugar cane and vegetables. This includes improving tolerance to pests and other environmental stresses as well as quality characteristics such as nutritional composition, consumer appeal and shelf life.

Syngenta expects that end users such as livestock feeders, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Working with state-of-the-art breeding techniques, Syngenta is building one of the most extensive germplasm libraries in the world. This diversity, combined with Syngenta’s expertise, is expected to enable Seeds R&D to contribute significantly to Syngenta’s growth.

Syngenta’s biotechnology activities primarily take place at two sites. In Beijing, China, Syngenta focuses on early-stage evaluation of genetically modified traits, while at Research Triangle Park, NC, USA, Syngenta works on both research and development of key native and genetically modified traits. These two main sites, supported by smaller laboratories around the world, work together to significantly progress Syngenta’s biotechnology capability.

Biofuels are an important market for corn and sugar cane growers. Approval of ENOGEN® in the US, Syngenta’s corn amylase trait and first approved corn output trait worldwide, allows corn to be more easily digested during the biofuel preparation process. PLENE® is Syngenta’s solution which is revolutionizing how sugarcane is grown and provides growers with quality and yield benefits. Both solutions provide reduced carbon footprint benefits.

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

Total research and development spending in Seeds was US$423 million in 2011, US$410 million in 2010 and US$364 million in 2009.

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

Regulatory Approval

Governmental regulatory authorities perform a variety of risk assessments on genetically modified (GM) seed products to ensure the safety of the resulting plants and the food and feed derived from them. Syngenta must obtain regulatory approvals for both cultivation and for import of products thereof into key countries. Cultivation countries for Syngenta’s GM seed currently include the US, Canada, Brazil, Argentina and the Philippines. Key import countries are defined based on the product and cultivation market and may include Japan, one of the largest importers of commodity crops. “Stacked” products developed through breeding to contain multiple GM traits are also subject to regulation in certain countries. Approvals in some countries are time limited and must be renewed on a periodic basis to ensure that each product adheres to current regulatory standards. Some countries also require safety monitoring and insect resistance management after product commercialization. Additionally, registration of new plant varieties, whether transgenic or not, is required in most countries, with the notable exception of the US.

Government regulations and the politics that influence them vary widely among jurisdictions and change often. Obtaining necessary regulatory approvals is time consuming and costly; there can be no guarantee of approval timelines, and data requirements for approval continue to increase.

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

Products in Development

Syngenta expects future income to arise from new product development, licensing and other partnership arrangements. To drive near term success, Business Development has put emphasis on the acceleration of new agronomic traits, also investing significantly in a new US genetics research facility, and the commercialization of close-to-market projects that are aligned with the strengths of the Syngenta Crop Protection and Seeds businesses.

Syngenta achieved approval of its proprietary ENOGEN® corn amylase, which improves the productivity of ethanol plants, from both the US Food and Drug Administration and the USDA, as well as from regulatory authorities in Japan, Canada, New Zealand, Mexico and the Philippines. Development in plant testing continued in 2011.

Syngenta also continued to focus on further developments in breeding and transformation activities, especially on corn and sugar cane in Latin America, with the long term strategy of enhancing the product portfolio offered to farmers and introducing new genetically modified varieties.

Production

Business Development is producing corn amylase via contracts with growers under a USDA permit.

Research and Development

Syngenta’s primary center for agricultural genomics and biotechnology research is in Research Triangle Park in the United States. This research facility has recently been complemented with the move to a new permanent biotechnology research facility in Beijing, China that performs early stage evaluation of genetically modified traits. In-house work is complemented and strengthened through numerous alliances and collaborations.

The following are key capabilities in developing transgenic crops:

•
Ability to find useful genes: Syngenta is capitalizing on its pioneering work in mapping the rice genome and also accessing external sources through its collaborations with various university laboratories around the world.

•
Plant transformation: This is the process of introducing new genes into the existing genetic constitution of plants. Pioneering work in this area is done in Syngenta’s research center in Research Triangle Park in the United States.

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

All biotechnology products are subject to intense regulatory scrutiny and Syngenta conducts extensive studies to ensure products are safe for both consumers and the environment. An extensive Syngenta network of regulatory specialists around the world ensures continued dialogue and compliance with the authorities regarding regulatory dossier submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

Total research and development spend for Business Development was US$80 million in 2011, US$67 million in 2010 and US$80 million in 2009.

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

Competitive Environment

In addition to Syngenta, the major investors in biotechnology are the other main crop protection and seed companies: Monsanto, Pioneer, Bayer, BASF and Dow. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soybean, cotton and canola (input traits). As a result, companies having access to germplasm as a platform for trait commercialization have a key competitive advantage. In the future, Syngenta expects that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors. In the future, Syngenta’s move into new markets may result in other companies becoming competitors including, for example, major companies such as DSM, Novozymes and Danisco.

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

Integrated Crop Strategy

Syngenta announced in February 2011 its new strategy to integrate its commercial operations across Crop Protection and Seeds on a global crop basis and to develop fully integrated product and service offers. Syngenta regards itself as uniquely positioned to address the increasing complexity of the challenges facing farmers. Under this strategy, Syngenta is building on the combined strength of its Crop Protection and Seeds businesses to develop an expanded crop-based product pipeline and local go-to-market strategies. R&D in Crop Protection and Seeds is being re-organized so that it can work more closely together to generate crop-specific combined genetic and chemical solutions for growers.

Integration activities commenced in 2011, with full integration of global commercial operations for Crop Protection and Seeds expected to be complete by mid-2012. The integration of commercial operations includes the creation of a new business model consisting of 19 territories with a strategic crop focus. The territories will be grouped under the four geographic regions against which Syngenta currently reports. In addition, crop teams have been appointed for each of eight global crops: cereals (wheat, barley), corn, diverse field crops (sunflower, oilseed rape, sugar beet), rice, soybean, specialty crops (high-value crops where Syngenta has a Crop Protection but no current Seeds offer, e.g. fruits, trees, nuts, vines, potatoes, cotton, plantations), sugar cane and vegetables. These crop teams will work alongside territory and regional management to develop and maximize an integrated product and services offer by crop.

As a result of the integration of the commercial teams and product offer, Syngenta will combine Crop Protection and Seeds, excluding the lawn and garden business included therein, on an integrated basis segmented by region. The components of Syngenta’s lawn & garden business in the Crop Protection or Seeds segments will be combined into a new Lawn & Garden segment. These new segments will reflect the organizational and management structure of Syngenta that is in the process of being implemented. Reporting under this new segment structure is expected to begin by mid-2012 when the integration is completed. Syngenta is also in the process of modifying its information gathering and reporting systems to provide financial and other data under the new segment structure.

Recently Launched Integrated Products

PLENE® is a revolutionary technology for sugar cane in Brazil, combining chemistry, plant genetics and mechanical technology to provide an integrated cane planting solution.

TEGRA™ is a solution for rice growers in Asia, consisting of high quality seeds coated with seed treatment and a new system to mechanically transplant seedlings and thereby reduce labor input.

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). Please refer to Note 2, “Accounting Policies”, to the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Percentage owned by Syngenta	Local Currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	100%	ARS	918,269,877	Sales/Production
Bermuda
Syngenta Reinsurance Ltd.	100%	USD	120,000	Insurance
Brazil
Syngenta Proteção de Cultivos Ltda.	100%	BRL	1,172,924,609	Sales/Production/Research
Canada
Syngenta Crop Protection Canada, Inc.	100%	CAD	–	Sales/Research
France
Syngenta Seeds S.A.S.	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Agro S.A.S.	100%	EUR	22,543,903	Sales
Germany
Syngenta Agro GmbH	100%	EUR	2,100,000	Sales
Italy
Syngenta Crop Protection S.p.A.	100%	EUR	5,200,000	Sales/Production/Development
Japan
Syngenta Japan K.K.	100%	JPY	–	Sales/Production/Research
Liechtenstein
Syntonia Insurance AG	100%	USD	14,500,000	Insurance
Mexico
Syngenta Agro, S.A. de C.V.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	100%	EUR	45,001	Holding/Finance
Panama
Syngenta S.A.	100%	USD	10,000	Sales
Russian Federation
OOO Syngenta	100%	RUB	895,619,000	Sales
Singapore
Syngenta Asia Pacific Pte. Ltd.	100%	SGD	1,588,023,595	Holding/Sales
Switzerland
Syngenta Supply AG	100%	CHF	250,000	Sales
Syngenta Crop Protection AG(1)	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG(1)	100%	CHF	10,000,000	Finance
Syngenta Participations AG(1)	100%	CHF	25,000,020	Holding
United Kingdom
Syngenta Limited	100%	GBP	85,000,000	Holding/Production/Research
USA
Syngenta Crop Protection, LLC	100%	USD	100	Sales/Production/Research
Syngenta Seeds, Inc.	100%	USD	–	Sales/Production/Research
Syngenta Corporation	100%	USD	100	Holding/Finance

(1)	Direct holding of Syngenta AG.

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites.The following is a summary of Syngenta’s principal properties (production sites are crop protection unless otherwise stated):

Locations	Freehold/ Leasehold	Approx. area (thou. sq. ft.)		Principal Use
Rosental, Basel, Switzerland	Freehold	282		Headquarters, global functions
Monthey, Switzerland	Freehold	10,448		Production
Stein, Switzerland	Freehold	4,034		Research
Dielsdorf, Switzerland	Freehold	1,049		Administration, marketing
Münchwilen, Switzerland	Freehold	610		Production
Kaisten, Switzerland	Freehold	125	(2)	Production
St. Gabriel, Louisiana, USA	Freehold	54,663		Production
Cold Creek, Alabama, USA	Freehold	9,540		Production
Greens Bayou, Texas, USA	Freehold	5,899		Production
Gilroy, California, USA	Freehold	4,208		Production, research(1)
Research Triangle Park, North Carolina, USA	Freehold	3,516		Research
Greensboro, North Carolina, USA	Freehold	2,970		US headquarters, research
Omaha, Nebraska, USA	Freehold	1,830		Production
Pasco, Washington, USA	Freehold	1,742		Production(1)
Lone Tree, Iowa, USA	Freehold	1,307		Production(1)
Minnetonka, Minnesota, USA	Freehold	120		Administration(1)
Jealott's Hill, Berkshire, UK	Freehold	26,910		Research
Huddersfield, West Yorkshire, UK	Freehold	10,756		Production
Grangemouth, Falkirk, UK	Freehold	904		Production
Enkhuizen, The Netherlands	Freehold	3,537		Administration, research, marketing(1)
Andijk, The Netherlands	Freehold	1,292		Research(1)
Aigues-Vives, France	Freehold	1,539	(3)	Production
St Pierre, France	Freehold	1,507		Production
Nérac, France	Freehold	587		Production(1)
Landskrona, Sweden	Freehold	8,073		Research, production and marketing(1)
Seneffe, Belgium	Freehold	2,476		Production
Pelpor, Portugal	Freehold	1,884		Production, research(1)
Mezotur, Hungary	Freehold	1,292		Production(1)
Hillscheid, Germany	Freehold	1,175		Administration, research(1)
Paulinia, Brazil	Freehold	6,860		Production
Jalapa, Guatemala	Freehold	4,418		Production, research(1)
Amatitlan, Guatemala	Freehold	3,120		Production(1)
Kapok, Guatemala	Freehold	2,045		Production, research(1)
San Jose Pinula, Guatemala	Freehold	1,655		Production(1)
Nantong, China	Leasehold	1,496		Production
Beijing, China	Leasehold	272		Research(1)
Goa, India	Freehold	8,678		Production, research
Koka, Ethiopia	Leasehold	9,687		Production(1)
Pollen, Kenya	Leasehold	4,843		Production(1)
Thika, Kenya	Leasehold	3,013		Production(1)

(1)	Used for Seeds business.
(2)	Surface area of building/factory that Syngenta owns; land (143 thousand square feet) is owned by a third party.
(3)	Only 876 thousand square feet are currently used and developed.

Please also see Item 4 “Information on the Company—Business Overview” for a description of the products produced at the various properties listed above.

Capacity Expansion Program

In support of the roll-out in Asia of Syngenta’s technology offer, construction was completed in 2011 of a $25 million hybrid seed corn processing facility in Indonesia having 6,000 metric tons of annual capacity. Syngenta is also near completion of an expansion in Phillipines, which will more than double its annual hybrid corn seed capacity there from 2,000 metric tons to over 4,000 metric tons.

In order to meet growing demand for corn in the European market, a project has commenced at Syngenta’s Mezotur site in Hungary to double its seed processing and storage capacity. The project is expected to cost $38 million and, when completed in summer 2012, will increase annual capacity at the site by 8,000 metric tons.

To meet increasing demand for the new PLENE® technology for sugar cane, Syngenta is constructing a production facility in Brazil, currently expected to cost $85 million and scheduled for completion in 2012.

ITEM 4A –– UNRESOLVED STAFF COMMENTS

None.

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

Constant exchange rates
Approximately 61 percent of Syngenta’s sales and 70 percent of Syngenta’s costs in 2011 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by the movements in exchange rates. Sales in 2011 were 14 percent higher than 2010 on a reported basis, but were 12 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview
Syngenta is a world leading agribusiness operating in the Crop Protection and Seeds businesses. Crop Protection chemicals include herbicides, insecticides and fungicides to control weeds, insect pests and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. Many of these products also have application in the professional products and lawn and garden sectors in areas such as public health and turf and ornamental markets. The Seeds business operates in high value commercial sectors: seeds for field crops including corn, soybean, other oilseeds and sugar beet as well as vegetable and flower seeds. Syngenta also has a Business Development segment, which is engaged in the development of enzymes and traits with the potential to enhance agronomic, nutritional and biofuel properties of plants. Syngenta aims to be the partner of choice for its grower customers with an unparalleled product offer and innovative marketing, creating value for customers and shareholders.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East, and North America1, which represent approximately 32 percent and 28 percent respectively of consolidated sales in 2011 (2010: 31 percent and 29 percent). Both sales and operating profit are seasonal and are weighted towards the first half of the calendar year,

1 Comprising the USA and Canada

which largely reflects the northern hemisphere planting and growing cycle. Latin America’s main selling season is in the second half of the year due to its location in the southern hemisphere. Sales growth in Latin America over the past several years has resulted in the region’s 2011 sales exceeding 25 percent of consolidated sales and consequently reduced the weighting of overall sales and operating profit in the first half.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (UK), the United States of America (USA or US) and India. Syngenta’s primary center for agricultural genomics and biotechnology research is in the USA, complemented by a new biotechnology research facility in Beijing, China.

References in this document to market share estimates are based where possible on Agriservice Industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 18 percent of sales in 2011 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 23 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 3 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro, relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations within any one year have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Notes 27 and 29 of the consolidated financial statements in Item 18.

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

Summary of results

Net income in 2011 was 14 percent higher than 2010 mainly due to strong sales volume growth in both Crop Protection and Seeds and a broadly maintained operating income margin. Sales in 2011 were 14 percent higher, 12 percent at constant exchange rates, with 11 percent growth in sales volumes and an additional 1 percent from higher local currency sales prices. Sales price increases were achieved in both Crop Protection and Seeds, with Crop Protection prices having increased by 4 percent in the second half of the year after a 2 percent decline in the first half. In Seeds, operating income as a percentage of sales improved by 5 percentage points, 4 percentage points excluding restructuring and impairment, with a 2 percentage point improvement in gross profit margin from increased royalty income, higher sales prices and a further product mix improvement in the corn portfolio. Cash flow from operating activities reached a new high of US$1,871 million, US$164 million higher than 2010 from higher operating income and a lower ratio of trade working capital (trade accounts receivable plus inventories less trade payables) to sales. In the light of continuing strong cash flow generation, and subject to shareholder approval, the Company proposes to increase the dividend to CHF 8.00 per share from CHF 7.00 per share paid in 2011 and, in addition, currently plans to repurchase shares in 2012 for an amount of US$200 million.

Crop Protection sales increased by 14 percent, an increase of 12 percent at constant exchange rates. Sales volume was 11 percent higher and local currency sales prices were 1 percent higher. Price increases in Latin America offset a first half decline in North America; second half prices in North America were higher than the comparable 2010 period. Sales volume grew strongly in all four regions.

Seeds sales also increased by 14 percent, 12 percent higher at constant exchange rates from 9 percent higher sales volume and 3 percent higher local currency sales prices, with increases in all product lines except Flowers, which was impacted by the weak economic environment.The full year effect in 2011 of the Maribo acquisition completed in 2010 and the full consolidation of Greenleaf Genetics in 2011 contributed 4 percent to volume growth.

Gross profit margin for Syngenta in 2011 decreased by 0.4 percent, due to the adverse impact on cost of goods sold in Crop Protection from the stronger Swiss franc. At constant exchange rates, gross profit margin was approximately 0.6 percent higher in 2011 than 2010, with increases in both Crop Protection and Seeds.

Marketing and distribution expenses increased by 13 percent, 10 percent at constant exchange rates, due to the higher sales volume, increased expenditures in emerging markets, increased charges for potential bad debts and higher accrued employee incentives, which together more than offset savings generated by the restructuring program described below. Research and development expense was 9 percent higher, 4 percent at constant exchange rates, with increases particularly in Crop Protection and Business Development. General and administrative increased by 9 percent including higher exchange rate hedging gains of US$177 million compared to US$30 million in 2010. Excluding currency effects, General and administrative increased by 13 percent mainly due to higher information systems and litigation costs and increased accrued employee incentives. Restructuring and impairment expenses, excluding those reported in Cost of goods sold, were US$72 million higher due to the first year costs of the program announced in February 2011 to integrate the commercial operations of Crop Protection and Seeds. Restructuring and impairment is reported net of the gain on divestment of the Materials Protection business, reported within Crop Protection. Net financial expense was US$24 million higher than 2010 mainly due to higher net foreign currency losses. The tax rate remained broadly flat at around 16 percent.

Together, these factors resulted in net income attributable to Syngenta AG shareholders increasing by 14 percent over 2010 and diluted earnings per share increasing by 15 percent.

Comparing 2010 to 2009, net income in 2010 was broadly flat, 1 percent lower than 2009, with strong sales volume growth in both Crop Protection and Seeds and cost of goods savings offsetting lower sales prices in Crop Protection. Seeds operating income as a percentage of sales improved by 2 percentage points, with a 1 percentage point improvement in gross profit margin from an increase in the weighting of proprietary triple stack seed in the corn portfolio. In Crop Protection, operating income as a percentage of sales declined by 2 percent with lower local currency sales prices, increased expenditures in Research and development and emerging markets and the favorable outcome of a legal dispute in 2009. Sales in 2010 were 6 percent higher than 2009, 4 percent at constant exchange rates. Sales growth accelerated from 1 percent in the first half to 13 percent in the second and, at constant exchange rates, from a first half decline of 3 percent to second half growth of 14 percent. Gross profit margin in 2010 increased by 0.3 percent, with an improvement in Seeds partially offset by a lower margin in Crop Protection. The improvement in the Seeds gross profit margin largely reflected a continued increase in the weighting of proprietary triple stack corn seeds in the portfolio. In Crop Protection, the negative impact of the lower local currency sales prices was partially offset by raw material cost savings. Marketing and distribution expenses increased by 5 percent, 4 percent at constant exchange rates, from increased spending in emerging markets, particularly in Latin America. Research and development expense was 8 percent higher with increases in both Crop Protection and Seeds more than offsetting lower expenditures in Business Development. General and administrative increased by 26 percent including lower exchange rate hedging gains of US$30 million compared to US$109 million in 2009. Excluding currency effects, General and administrative increased by 12 percent over 2009 with increased expenditures in emerging markets, higher information system costs and lower gains on disposal of property, plant and equipment. 2009 also benefited from a provision release following the favorable outcome of a legal dispute. Restructuring and impairment expenses, excluding those reported in cost of goods sold, were US$29 million higher due to higher impairments and non-cash restructuring charges. Net financial expense was

US$19 million higher than 2009 mainly due to higher net interest and bank charges from financing business growth in Latin America and higher net foreign currency losses. The tax rate decreased by 1 percentage point to 16 percent. Together, these factors resulted in net income attributable to Syngenta AG shareholders and diluted earnings per share for 2010 both being close to the levels achieved in 2009.

Acquisitions, divestments and other significant transactions
In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for US$32 million of cash, US$12 million of which is deferred.

On April 13, 2011, Syngenta divested its Materials Protection business to Lanxess AG.

In March 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

In June and December 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million.

In July 2010, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an exclusive supply and distribution agreement under which Syngenta, on September 1, 2010, assumed responsibility for the supply and distribution of Dow AgroSciences crop protection products in the Commonwealth of Independent States (CIS).

In September 2010, Syngenta acquired 100 percent of the shares of Maribo Seed International ApS (“Maribo Seed”) for a cash payment, plus contingent payments if certain sales targets are achieved. The transaction included the seed production and sales activities of the Maribo sugar beet business as well as the Maribo brand name.

In November 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of E.I Du Pont de Nemours and Co. (“Du Pont”), which Syngenta did not already own. This transaction dissolved a joint venture between Syngenta and Pioneer and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution has enabled Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Effective January 1, 2011, Syngenta granted Pioneer a non-exclusive, global license to its corn rootworm trait MIR604 (Agrisure®) for corn seed. The trait provides protection from below-ground coleopteran insects, including corn rootworm, a major corn pest in the United States and around the world.

During 2009, Syngenta completed five small acquisitions and three small divestitures, none of which were material either individually or in the aggregate. In addition, in August 2009, Syngenta acquired Monsanto’s global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period.

In May 2009, Syngenta sold its 6.99 percent shareholding in Sakata Seeds Corp. for approximately US$46 million.

In April 2009, Syngenta and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, announced an agreement to cross license their respective corn traits for commercialization within their branded seed businesses. Syngenta received global non-exclusive licenses, with stacking rights, to Dow AgroSciences’ Herculex® I Insect Protection for broad lepidopteran control and to Herculex® RW for corn rootworm control. Dow AgroSciences received global non-exclusive licenses with stacking rights to Syngenta’s Agrisure® GT trait for glyphosate tolerance, and to its insect control traits Agrisure® CB/LL for corn borer and Agrisure® RW for corn rootworm. The licenses also include access to Syngenta’s Agrisure® Viptera™ trait for broad lepidoptera and to a second generation trait for corn rootworm control.

Acquisitions and divestments are described in Note 3 to the consolidated financial statements in Item 18.

Operational efficiency and integrated crop strategy restructuring programs

In 2004, Syngenta announced the operational efficiency cost saving program to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time. In 2007, Syngenta began a further operational efficiency restructuring program to drive cost savings to offset increased expenditures in research and technology, marketing and product development in the growth areas of Seeds, Professional products and emerging country markets, targeting savings in both cost of goods sold and other operating expenses. The costs of these programs are together estimated at around US$1,050 million in cash and up to US$450 million in non-cash charges. Final costs under the programs are expected to be charged in 2012, with cash outflows continuing into 2013. Cash spent under the programs in 2011 and 2010 totaled US$111 million and US$92 million, respectively. Cumulative spending on the programs to the end of 2011 totaled US$906 million.

Syngenta announced on February 9, 2011, a program to integrate global commercial operations for Crop Protection and Seeds. This will enable operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated product offer to grower customers. It is estimated that cash costs of approximately US$400 million will be incurred over the period to 2014 to complete the program. During 2011, costs of US$149 million were charged under the program, of which cash spending was US$88 million. Cumulative costs incurred for the program through December 31, 2011 total US$163 million.

Results of operations
2011 compared to 2010

Sales commentary
Syngenta’s consolidated sales for 2011 were US$13,268 million, compared to US$11,641 million in 2010, a 14 percent increase year on year. At constant exchange rates sales grew by 12 percent. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	10,162	8,878	+11	+1	+12	+2	+14
Seeds	3,185	2,805	+9	+3	+12	+2	+14
Business Development	1	23	-95	-	-95	+1	-94
Inter-segment elimination	(80)	(65)	-	-	-	-	-
Total	13,268	11,641	+11	+1	+12	+2	+14

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East1	4,242	3,661	+11	+1	+12	+4	+16
North America1	3,669	3,368	+9	-1	+8	+1	+9
Latin America1	3,355	2,807	+15	+4	+19	-	+19
Asia Pacific	2,002	1,805	+6	+1	+7	+4	+11
Total	13,268	11,641	+11	+1	+12	+2	+14

1 In 2011, Syngenta re-organized its region structure resulting in certain countries moving from one region to another and the former region “NAFTA” becoming region “North America”. For comparability purposes, 2010 region information has been adjusted to reflect the new region structure. See Note 5 to the consolidated financial statements in Item 18.

Crop Protection

Crop Protection sales increased by 14 percent to US$10,162 million, and by 12 percent at constant exchange rates. Sales volume growth of 11 percent occurred consistently throughout the year and was broad based across all regions. Prices were 1 percent higher following increases in the second half in all regions, which more than offset weaker pricing in the first half in North America. Sales were further increased by 2 percent due to currency effects.

Sales of new products (defined as those launched since 2006) increased by 50 percent to reach US$619 million. Sales of AVICTA®, a Seed Care nematicide for corn, soybean and cotton, grew by over 150 percent as a result of new launches on corn and soybean as well as expanded use on cotton. The cereal herbicide AXIAL® increased by approximately 30 percent, driven by launches in France and Iberia. Sales of DURIVO®, an insecticide for vegetables and rice, surpassed US$150 million, expanding rapidly in emerging markets. Sales of the fungicide REVUS® increased by over 20 percent.

In Selective herbicides, sales increased by 13 percent, 11 percent at constant exchange rates, driven by volume increases in the European cereals market following the successful launch of AXIAL® in France and Iberia, and by good growth in both Europe and the USA in sales of CALLISTO®. Sales of Non-selective herbicides grew by 13 percent, 10 percent at constant exchange rates, mainly due to increased glyphosate-tolerant crop acreage in Latin America, which drove increased demand for TOUCHDOWN®. The broad spectrum of Syngenta’s Fungicides portfolio enabled expansion on corn in North America, soybean in Latin America and rice and vegetables in Asia Pacific, resulting in sales growth of 13 percent, 10 percent at constant exchange rates. Insecticides sales grew by 21 percent, 19 percent at constant exchange rates, led by ACTARA® and DURIVO®, which continued to show strong growth in emerging markets on multiple crops. Seed Care sales exceeded US$1 billion, up 21 percent and 18 percent at constant exchange rates, on strong volume growth in emerging markets and in developed markets in Europe. Professional products sales increased by 9 percent, 5 percent at constant exchange rates, reflecting volume growth from the golf and landscape business.

Sales volume growth was achieved in all four regions, with three regions growing by 10 percent or more; Asia Pacific sales volume grew by 8 percent. Sales in Europe, Africa and the Middle East grew across the region and notably in the emerging markets, with sales in the CIS up by more than 50 percent and good growth in South East Europe. In North America, a strong second half resulted in full-year sales volume growth of 12 percent. North American sales prices decreased by 3 percent from prior year, but in the second half of the year were 7 percent higher than the comparable prior year period. In Latin America, volume and price increases, driven by strong farm economics and broader acceptance of Syngenta’s portfolio of products, resulted in an 18 percent increase in sales, 17 percent at constant exchange rates. In Asia Pacific, sales grew by 14 percent, 9 percent at constant exchange rates. Sales in emerging markets in Asia Pacific were 13 percent higher, 12 percent at constant exchange rates, as continued emphasis on the modernization of crop protection usage led to double digit growth in China, India and South East Asia.

Sales by product line are set out below:

(US$ million, except growth %)			Growth
Product line	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	2,617	2,308	+11	-	+11	+2	+13
Non-selective herbicides	1,117	987	+9	+1	+10	+3	+13
Fungicides	2,998	2,662	+8	+2	+10	+3	+13
Insecticides	1,790	1,475	+17	+2	+19	+2	+21
Seed care	1,018	838	+17	+1	+18	+3	+21
Professional products	511	470	+8	-3	+5	+4	+9
Others	111	138	-17	-4	-21	+2	-19
Total	10,162	8,878	+11	+1	+12	+2	+14

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

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Sales increased by 13 percent, 11 percent at constant exchange rates, due to volume growth, with local currency sales prices being flat. AXIAL® grew significantly in Europe with successful new launches in France and Iberia, and the CALLISTO® family of products grew on increased European corn acreage and strong demand in the USA prompted by a favorable corn price and the need to control glyphosate resistant weeds.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Sales increased by 13 percent mainly due to higher volumes for TOUCHDOWN®, which showed particularly strong growth in Latin America due to increased acreage of glyphosate tolerant crops. Currency effects added 3 percent and local currency prices were increased by 1 percent. GRAMOXONE® volumes also increased during the year, most notably in North America where sales in the south benefited from growers’ concerns about glyphosate resistance.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

The 13 percent sales growth in Fungicides was driven by AMISTAR®, which grew by 14 percent during 2011, 12 percent at constant exchange rates, mostly attributable to higher volumes. The main growth area was in the USA where AMISTAR® sales grew by more than 50 percent reflecting increased application rates and the recognition of crop enhancement benefits. AMISTAR® sales grew by 24 percent in Asia Pacific due to the continued success of local marketing programs and increased adoption levels in rice.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales of Insecticides increased by 21 percent, 19 percent at constant exchange rates, led once again by the broad spectrum insecticide ACTARA®, which grew by 26 percent, 24 percent at constant exchange rates, primarily driven by use on corn and soybean in Brazil as well as by the replacement of older chemistry. Sales of the recently introduced product DURIVO® grew by 86 percent to over US$150 million largely driven by Brazil and Asia Pacific. Insecticides sales grew in all regions, with the largest contribution coming from Latin America, where sales in Brazil were up by more than 40 percent.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®, VIBRANCE®

Seed Care sales grew by 21 percent, 18 percent at constant exchange rates, to over US$1 billion with continued strong growth in emerging markets where adoption of the technology is increasing. Sales volume increased by 17 percent and sales prices were increased by 1 percent. Expanded registrations in major markets as well as increased adoption in oilseeds resulted in sales of CRUISER® in Europe growing by more than 50 percent. Sales of AVICTA® nematicide increased largely driven by a launch on soybean and increased use on cotton in the USA, and the launch on both corn and soybean in Brazil where sales more than tripled.

Professional products: major brands FAFARD®, HERITAGE®, ICON®

Sales increased by 9 percent, 5 percent at constant exchange rates, as the launch of a new early order program and new product introductions in North America drove volume growth in golf and landscape. Growth in pest management was a result of increased pest pressure in Asia Pacific and Latin America. Local currency sales prices decreased by 3 percent.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,046	2,638	+10	+1	+11	+4	+15
North America	2,406	2,185	+12	-3	+9	+1	+10
Latin America	2,955	2,509	+13	+4	+17	+1	+18
Asia Pacific	1,755	1,546	+8	+1	+9	+5	+14
Total	10,162	8,878	+11	+1	+12	+2	+14

Sales increased by 15 percent in Europe, Africa and Middle East as volume increased by 10 percent, currency effects increased sales by a further 4 percent and local currency sales prices were increased by 1 percent. Volume increased in all areas of the region led by the CIS, which grew by over 50 percent, reflecting the recovery of the CIS markets and full integration of the Dow AgroSciences portfolio, and South East Europe, where volumes were more than 10 percent higher. The region also benefited from the continued success of new product launches, including AXIAL® in France and Iberia, and the expansion of CRUISER® in France and the CIS. Dry weather conditions early in the year resulted in a shift from cereal to corn acreage driving increased demand for the insecticides ACTARA® and KARATE®, and as well for CALLISTO®.

In North America, sales were 10 percent higher as volume growth of 12 percent and a favorable 1 percent currency effect were partially offset by a 3 percent decrease in prices. Sales volume was higher across all product lines, particularly in Fungicides and Insecticides. Selective herbicides experienced substantial volume growth driven by CALLISTO® and FLEX®. AMISTAR® sales were up almost 50 percent reflecting increased fungicide application rates and expanded use for crop enhancement benefits. Sales of AVICTA® nematicide Seed care almost doubled following an expansion in use on cotton and the approval for extended application on soybeans. Sales prices decreased 3 percent from 2010 to 2011 as decreases in the first half of the year caused by high channel inventories at the start of the year partially were offset by improved pricing in the second half from determined price actions.

Double digit volume growth continued in Latin America, supplemented by price increases. Despite challenging weather conditions towards the end of the fourth quarter, overall sales grew by 18 percent, 17 percent at constant exchange rates, as volume increased by 13 percent and prices were increased by 4 percent. Growth was fueled by continued favorable market sentiment, government support for agriculture and recognition by growers of Syngenta’s strong product portfolio. Insecticide sales increased by over 30 percent driven by the continued success of DURIVO®, now approved for use on fruit, vegetables and soybean, and of ACTARA®, linked to the replacement of organophosphates. Strong growth also occurred in Seed care as growers continue to recognize the benefits derived from using this technology to increase yields. Sales of the Non-selective herbicide TOUCHDOWN® were also higher due to increased glyphosate tolerant crop acreage.

In Asia Pacific, sales growth was broad-based across all product lines as growers in the region accelerate the adoption of technology. Sales increased by 14 percent, 9 percent at constant exchange rates, as volume grew by 8 percent and local currency prices were increased by 1 percent. Sales in China were up 11 percent at constant exchange rates reflecting the successful launch of DURIVO® as well as significantly expanded Seed care adoption rates and increased AMISTAR® volume. Sales growth was particularly strong in South East Asia due to continued government support to growers, high rice prices and favorable weather conditions.

Seeds
Seeds sales grew by 14 percent, driven by strong growth in Corn & Soybean, particularly in North America and Latin America, and Diverse Field Crops in Europe and Latin America. Reported sales volume growth was 9 percent and prices were increased by 3 percent. Favorable currency movements further increased sales by 2 percent.

(US$ million, except growth %)			Growth
Product line	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,470	1,281	+11	+3	+14	+1	+15
Diverse Field Crops	676	524	+23	+3	+26	+3	+29
Vegetables	703	663	-	+4	+4	+2	+6
Flowers	336	337	-2	-1	-3	+3	-
Total	3,185	2,805	+9	+3	+12	+2	+14

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales grew strongly in Latin America, the USA and the CIS, resulting in an overall increase of 15 percent, 14 percent at constant exchange rates. Volume grew by 11 percent and local currency prices were increased by 3 percent. Latin America sales increased by 38 percent in a rapidly expanding market, mostly due to higher volumes reflecting the advancement of Syngenta’s portfolio, the rapid adoption rate of AGRISURE® VIPTERATM and the benefits of Syngenta’s integrated sales force. In the USA, sales growth was double digit mainly due to increased volume driven by continued improvement in corn germplasm and trait performance. Increased corn acreage in Europe resulted in volume growth. Sales declined in Asia Pacific as strong volume growth in South Asia was offset by over-supply in the market in South East Asia.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 29 percent on strong underlying volume growth supplemented by increased sales prices and favorable currency movements. Growth was particularly strong in emerging markets, where volumes increased by more than 30 percent. Syngenta estimates that it gained market share in sunflower in Russia, Ukraine and Argentina as these countries shift towards high value genetics. Sugar beet sales continued to grow reflecting the successful integration of the Maribo acquisition, which increased Diverse Field Crop sales by 9 percent. Oilseed rape sales decreased due to lower acreage in Europe resulting from adverse weather conditions.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera®

Sales grew by 6 percent as prices were increased by 4 percent and currency movements contributed 2 percent. Sales volume was flat as growth in emerging markets, driven primarily by demand for peppers and tomatoes, was offset by declines in developed markets, particularly North America. Sales in Europe, Africa and Middle East grew 10 percent, 6 percent at constant exchange rates, with a strong first half in Europe resulting from favorable weather conditions that partially was offset by a decline in the second half largely caused by the deteriorating economic situation. In the USA, adverse weather conditions and high opening inventories in the processed sector resulted in lower sales volume.

Flowers: major brands GoldFisch®, Goldsmith Seeds, Yoder®

Sales were flat as 3 percent growth from favorable currency movements was offset by a 2 percent volume decline and a 1 percent decrease in prices. The continued challenging economic environment impacted sales, most notably in the second half. Asia showed moderate growth driven by Japan.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	1,235	1,047	+11	+3	+14	+4	+18
North America	1,291	1,203	+6	+1	+7	-	+7
Latin America	410	306	+24	+10	+34	-	+34
Asia Pacific	249	249	-5	+4	-1	+1	-
Total	3,185	2,805	+9	+3	+12	+2	+14

Sales increased by 18 percent in Europe, Africa and Middle East mainly due to strong volume growth in Diverse Field Crops and increased corn acreage. Local currency sales prices were increased by 3 percent, with increases in all product lines except Flowers, where local currency prices were marginally lower. Currency movements increased reported sales in the region by 4 percent.

In North America, sales grew by 7 percent as increased volume in Corn & Soybean more than offset volume declines in Vegetables and Flowers.

Sales grew by 34 percent in Latin America led by Corn & Soybean, which showed strong volume and price growth as customers adopted Syngenta’s corn and soybean technology and in sunflowers within Diverse Field Crops in Argentina.

In Asia Pacific, sales were flat as increases in Vegetables in South Asia and China were offset by lower Corn & Soybean sales in an over-supplied market in South East Asia.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Operating Income/(loss) (US$ million)	2011	2010	Actual %
Crop Protection	1,906	1,738	+10
Seeds	273	120	+128
Business Development	(115)	(91)	–
Inter-segment profit elimination	(13)	26	–
Total	2,051	1,793	+14

Operating income increased by 14 percent to US$2,051 million due to strong sales growth in both Crop Protection and Seeds. The ratio of operating income to sales was broadly flat with 2010, but approximately 1 percent higher at constant exchange rates. The ratio declined slightly in Crop Protection following increased charges for Restructuring and impairment, but increased by 5 percent in Seeds as gross profit margin improved by 2 percentage points and sales growth exceeded the growth rate of cost categories below gross profit.

Currency movements increased sales by 2 percent; at constant exchange rates, sales grew by 12 percent with sales volumes 11 percent higher from increases in both Crop Protection and Seeds, and overall local currency sales prices 1 percent higher. Gross profit margin was 1 percent lower, adversely impacted by the strength of the Swiss franc on cost of goods sold, and at constant exchange rates was approximately 1 percent higher than 2010. Marketing and distribution costs increased by 13 percent, 10 percent at constant exchange rates, with increased expenditures in emerging markets, particularly Latin America, higher variable costs from the 11 percent higher sales volumes, some increase in charges to bad debt provisions compared to 2010 and increased employee incentive costs, together more than offsetting first-year savings from the program to integrate Crop Protection and Seeds commercial operations. Research and development expense increased by 9 percent, 4 percent at constant exchange rates, with higher expenditures in Crop Protection and Business Development.

General and administrative was 9 percent higher than in 2010. General and administrative is reported net of the result of currency hedging programs, which in 2011 was a net gain of US$177 million, US$147 million more than in 2010. At constant exchange rates, general and administrative was 13 percent higher with increased information system costs and amortization, higher litigation costs and employee incentive costs more than offsetting savings from the ongoing restructuring programs. Restructuring and impairment, including the portion recorded in cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by US$67 million in 2011 to US$245 million mainly due to costs incurred on the restructuring program announced in February 2011 to integrate the commercial operations of Crop Protection and Seeds.

Excluding the impact of hedging, the favorable impact on sales of a weaker average US dollar in 2011 was more than offset by the adverse impact on costs, particularly from the stronger Swiss franc. Taken together with the US$147 million higher net favorable result from the hedging program for forecast foreign currency transactions (“EBITDA program”), the overall impact of exchange rate movements on operating income compared to 2010 was an adverse US$91 million.

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Growth
(US$ million, except growth %)	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	10,162	8,878	–	–	10,162	8,878	+14	+12
Cost of goods sold	(5,226)	(4,496)	–	–	(5,226)	(4,496)	–16	–11
Gross profit	4,936	4,382	–	–	4,936	4,382	+13	+13
as a percentage of sales	49%	49%			49%	49%
Marketing and distribution	(1,521)	(1,321)	–	–	(1,521)	(1,321)	–15	–11
Research and development	(624)	(555)	–	–	(624)	(555)	–12	–5
General and administrative	(733)	(667)	–	–	(733)	(667)	–10	–17
Restructuring and impairment	(152)	(101)	(152)	(101)	–	–	–	–
Operating income	1,906	1,738	(152)	(101)	2,058	1,839	+12	+15
as a percentage of sales	19%	20%			20%	21%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales in 2011 increased by 14 percent, 12 percent at constant exchange rates, with 11 percent from higher volumes and 1 percent from higher local currency sales prices. Gross profit margin was flat versus 2010, held back by the impact on cost of goods sold of the stronger Swiss franc and was slightly higher at constant exchange rates due to increased sales prices.

Marketing and distribution costs were 15 percent higher, 11 percent at constant exchange rates, due to increased resources to support the strong sales growth in Latin America, higher distribution costs and employee incentives, and an increase in charges to bad debt provisions compared with a reduction in 2010. These increases were partially offset by savings from the restructuring program introduced in February 2011 to integrate commercial operations across Crop Protection and Seeds.

Research and development costs were 12 percent higher, 5 percent at constant exchange rates, with increased development expenditures to extend product life cycles and to advance the pipeline for new product development.

General and administrative increased by 10 percent, 17 percent at constant exchange rates, mainly due to higher litigation costs and employee incentives in 2011. The constant currency increase, together with adverse impact on costs of the weaker US dollar, particularly relative to the Swiss franc, was partially offset by US$141 million higher gains on the currency hedging program for forecast transactions, which are reported in general and administrative.

In 2011, restructuring costs excluding impairments and disposal gains were US$176 million and included US$116 million from the implementation of the new integrated crop strategy and US$57 million from the continuation of the operational efficiency programs. An impairment of US$38 million was recognized in the Professional products business. These restructuring and impairment charges were offset by US$62 million of gains on the disposal of the Materials Protection business. Restructuring costs of US$68 million in 2010 related mainly to the operational efficiency program announced in 2007 and in particular to the projects to standardize and consolidate global back office services and to further outsource information systems. 2010 impairments of US$33 million included US$10 million for the impairment of a Crop Protection supply agreement and US$12 million for the impairment of a site disposal receivable. The increase in restructuring and impairment costs in 2011 is due the first year of the new restructuring program to integrate commercial activities across Crop Protection and Seeds while the operational efficiency program to standardize and consolidate back office services is still ongoing.

Operating income in 2011 of US$1,906 million was 10 percent higher than 2010, driven by the increased sales volumes, partially offset by the higher operating and restructuring costs, and adverse impacts from currency movements. Operating income margin declined by 1 percentage point due to the adverse impact of the strong Swiss franc on operating costs and the higher net restructuring and impairment. At constant exchange rates and before restructuring and impairment, operating income was approximately 1 percent higher than 2010.

The weaker US dollar, particularly relative to the Euro, Japanese yen, and Australian and Canadian dollars increased reported sales by 2 percent, but this was more than offset by the adverse impact on the cost base of the stronger Swiss franc. This adverse impact has been partially mitigated by US$169 million of hedging gains under the program to cover forecast transaction exposures, which were US$141 million higher than in 2010. The net effect of the US dollar movements was to decrease the segment’s operating income by approximately 3 percent.

Seeds operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	3,185	2,805	–	–	3,185	2,805	+14	+12
Cost of goods sold	(1,578)	(1,450)	(14)	(18)	(1,564)	(1,432)	–9	-7
Gross profit	1,607	1,355	(14)	(18)	1,621	1,373	+18	+17
as a percentage of sales	50%	48%			51%	49%
Marketing and distribution	(608)	(559)	–	–	(608)	(559)	–9	–6
Research and development	(423)	(410)	–	–	(423)	(410)	–3	–
General and administrative	(225)	(217)	–	–	(225)	(217)	–4	+1
Restructuring and impairment	(78)	(49)	(78)	(49)	–	–	–	–
Operating income	273	120	(92)	(67)	365	187	+95	+107
as a percentage of sales	9%	4%			11%	7%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Seeds sales in 2011 were 14 percent higher than 2010, 12 percent at constant exchange rates, with 9 percent from higher sales volumes and 3 percent from increased sales prices. Gross profit margin increased by 2 percentage points as the result of higher margins on Corn & Soybean sales. Increased royalty income and sales prices, and a higher weighting of proprietary triple stack seeds in the corn portfolio more than offset increased cost of goods sold caused by increased corn and soybean prices. Restructuring and impairment costs included in cost of goods sold in 2011 related to the purchase accounting inventory step-ups from the Agrosan, Maribo Seeds, Pybas and Synergene acquisitions, and in 2010 related to the inventory step-ups from the acquisitions of Goldsmith, Pybas, Synergene and Monsanto’s sunflower business.

Marketing and distribution costs were 9 percent higher, 6 percent at constant exchange rates, with increased volume-related distribution costs and increased expenditures to support the growth in Corn & Soybean and Diverse Field Crop sales. Research and development costs were 3 percent higher, but flat with 2010 at constant exchange rates, as increased expenditures on Vegetables were offset by savings in Flowers and Diverse Field Crops. General and administrative increased 4 percent, but at constant exchange rates decreased by 1 percent mainly due to initial savings from the commercial integration restructure program noted above and lower costs for the implementation of an integrated operating system across the global Seeds business.

Restructuring and impairment costs in 2011 and 2010 included the reversals of the purchase accounting inventory step-ups noted above. Costs in 2011 also included US$14 million amortization of licensing rights reacquired as part of the Greenleaf Genetics LLC (“Greenleaf”) acquisition as described in Note 3 to the consolidated financial statements in Item 18. This offsets a similar sized gain resulting from the revaluation to fair value of the 50 percent equity interest in Greenleaf already owned by Syngenta when it acquired the remaining 50 percent interest in Greenleaf from Pioneer in 2010. Costs in 2011 are also net of the gains on the disposal of certain assets acquired in 2009 as part of Monsanto’s sunflower business and US$10 million of gains equal to the excess of fair values of the net assets acquired in the Maribo and Greenleaf acquisitions over their respective purchase prices. Cash restructuring costs in 2011 included US$33 million related to the first year of the program announced in February 2011 to integrate the commercial operations of Crop Protection and Seeds, as well as US$ 41 million related to the continuation of programs to standardize and outsource back office operations.

Restructuring and impairment costs in 2010 included US$15 million to achieve synergies across Flowers sites, US$17 million to integrate recently acquired businesses and US$32 million for the continuation of the programs to standardize and outsource back office operations across the Syngenta business segments, of which US$14 million related to implementing a global system across Seeds. In 2010, these costs were reported net of divestment gains of US$19 million from the derecognition of the investment in the Greenleaf joint venture.

Operating income in 2011 of US$273 million was more than double the 2010 amount, driven by the increased sales volumes and prices, and improved gross profit margin. Operating income margin also more than doubled, increasing by 5 percentage points over prior year, as the percentage increase in sales greatly exceeded the percentage increase in cost of goods sold and other operating costs.

The weaker average US dollar increased 2011 reported sales by 2 percent, but reduced operating income by approximately US$21 million after the increase in net hedging income of US$6 million from the program to hedge forecast transactions.

Business Development operating loss

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	1	23	–	–	1	23	–94	–95
Cost of goods sold	–	(11)	–	–	–	(11)
Gross profit	1	12	–	–	1	12	–92	–96
as a percentage of sales	100%	52%			100%	52%
Marketing and distribution	(16)	(12)	–	–	(16)	(12)	–33	–23
Research and development	(80)	(67)	–	–	(80)	(67)	–19	–18
General and administrative	(19)	(15)	–	–	(19)	(15)	–27	–7
Restructuring and impairment	(1)	(9)	(1)	(9)	–	–	–	–
Operating loss	(115)	(91)	(1)	(9)	(114)	(82)	–39	–34

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Restructuring and impairment is a non-GAAP measure. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales and gross profit in 2010 included the completion of biofuel technology sales in the year. No similar transactions were concluded in 2011. Research and development spending increased by 19 percent, 18 percent at constant exchange rates, with increased expenditures on the biotech platform and at Syngenta’s new biotech center in China. The increase in General and administrative largely related to the strength of the Swiss franc. Restructuring and impairment in both years largely related to impairments of available-for-sale financial assets.

Defined benefit pensions

Defined benefit pension expense was US$76 million in 2011 compared to US$77 million in 2010. Syngenta estimates that pension expense for 2012 will be approximately US$20 million higher than in 2011 mainly due to the unfavorable impact of lower discount rates and a lower long term expected percentage return on asset values in order to reflect market yields on fixed interest investments, which have continued to decline in 2011.

Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, decreased to US$198 million in 2011 from US$337 million in 2010, mainly due to accelerated payments of US$125 million of employer contributions in 2011 compared to accelerated payments of US$200 million in 2010. Syngenta estimates that its contributions to defined benefit pension plans for 2012 will be approximately US$80 million, excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2012.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2011 and 2010, broken down into the main restructuring initiatives, consist of the following:

(US$ million)	2011	2010
Operational efficiency programs:
Cash costs	98	101
Non-cash impairment costs	3	17

Integrated crop strategy programs:
Cash costs	149	14

Acquisition and related integration costs:
Cash costs	14	19
Non-cash items
Reversal of inventory step-ups	14	18
Reacquired rights	14	–
Divestment gains	(76)	(19)
Bargain purchase gains	(10)	–

Other non-cash restructuring and impairment:
Financial asset impairments	1	9
Other fixed asset impairments	38	4
Other non-cash costs	–	15
Total restructuring and impairment1	245	178

1 US$14 million (2010: US$18 million) is included with Cost of goods sold and US$nil (2010: US$1 million) is included within Income from associates and joint ventures.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

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

2011

Operational efficiency programs

During 2011, cash costs under the operational efficiency restructuring programs include US$59 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems.  Further operational efficiency cash costs consist of US$6 million of onerous contract charges in the UK, US$5 million relating to the reorganization of a Crop Protection site in Switzerland, US$4 million of restructuring costs in the European Seeds business and US$12 million for various other restructuring projects.  Impairment costs relate mainly to the closure of a Seeds site in Germany.

Integrated crop strategy programs

During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included US$143 million for integration of commercial operations of sales and marketing teams and US$6 million for support function projects. These charges consist of US$76 million for severance and pension payments and US$73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs

Acquisition and related integration cash costs relate mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups relate to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

As part of the Greenleaf acquisition, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, these reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the Syngenta/Greenleaf license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. The resulting acceleration of amortization results in a 2011 charge of US$14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment gains of US$76 million include the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50 percent equity interest in Greenleaf to fair value at the date it acquired the remaining 50 percent interest from Pioneer.  Bargain purchase gains are recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs consist of the impairment of an available-for-sale financial asset and a write-down in the Professional products business within Crop Protection.

2010

Operational efficiency programs

During 2010, cash costs under the Operational Efficiency restructuring projects included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency charges included US$14 million largely to recognize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US and US$3 million of other costs. Impairment costs included US$10 million for the impairment of a Crop Protection supply agreement, US$4 million of impairment of a site in the UK and other impairments totaling US$3 million.

Integrated crop strategy programs

Restructuring costs of US$14 million were incurred largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Acquisition and related integration costs

Acquisition and related integration cash costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene. Reversal of inventory step-ups related to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies. Divestment gains of US$19 million were recognized on derecognition of the investment in the Greenleaf joint venture; Syngenta acquired the remaining 50 percent equity interest in Greenleaf during 2010.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs included US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional products business within Crop Protection, US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment and US$3 million of other costs.

Financial expense, net

Financial expense, net increased by US$24 million compared to 2010 due to higher net currency losses.

Taxes

Syngenta’s effective tax rate in 2011 remained at 16 percent. The Swiss statutory tax rate applicable to Syngenta remained at 23 percent and the impact of income taxed at different rates reduced the rate by 5 percent in 2011 compared to 3 percent in 2010, due to a higher share of profit in certain lower tax jurisdictions. The 2011 tax rate was reduced by 2 percent, net, from recognizing previously unrecognized deferred tax assets whereas in 2010 recognition of previously unrecognized deferred tax assets reduced the tax rate by 5 percent, in both years due to an improvement in profitability in a Latin American country following strong sales growth. Following this sustained improvement in profitability, substantially all the deferred tax assets in this country have now been recognized.

The tax rate on restructuring and impairment costs was 22 percent, compared to 24 percent in 2010 due to the mix of pre-tax gains and losses in the net charge. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2011 was US$1,599 million, 14 percent higher than the 2010 amount of US$1,397 million primarily due to increased sales and despite increased charges for restructuring and impairment.

After related taxation, restructuring and impairment charges in 2011 were US$190 million compared to US$136 million in 2010.

Results of operations
2010 compared to 2009

Sales commentary
Total Syngenta consolidated sales for 2010 were US$11,641 million, compared to US$10,992 million in 2009, a 6 percent increase year on year. At constant exchange rates sales grew by 4 percent. The analysis by segment is as follows:

(US$ million, except growth %)			Growth
Segment	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Crop Protection	8,878	8,491	+9	-6	+3	+2	+5
Seeds	2,805	2,564	+8	-	+8	+1	+9
Business Development	23	8	+197	-	+197	-	+197
Inter-segment elimination	(65)	(71)	-	-	-	-	-
Total	11,641	10,992	+9	-5	+4	+2	+6

Sales by region were as follows:

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East1	3,661	3,576	+4	-3	+1	+1	+2
North America1	3,368	3,521	+3	-9	-6	+2	-4
Latin America1	2,807	2,344	+23	-4	+19	+1	+20
Asia Pacific	1,805	1,551	+10	-	+10	+6	+16
Total	11,641	10,992	+9	-5	+4	+2	+6

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

Sales of new products (defined as those launched since 2006) increased by 25 percent to reach US$402 million. The cereal herbicide AXIAL® was launched in France and in Russia. The fungicide REVUS® showed strong growth in the USA and in a number of emerging markets. Sales of the insecticide DURIVO®/AMPLIGO® more than doubled with a highly successful launch in Brazil on vegetables and strong growth in emerging Asia. Sales of AVICTA® also doubled, with launches on corn in the USA and on soybean in Brazil. Isopyrazam, the first in a new class of next generation fungicides which work in an advanced way to control and shut down disease, had a successful initial launch on barley in the UK.

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

Volume growth was achieved in all four regions and was particularly strong in Latin America and Asia Pacific. In Europe, Africa & the Middle East, sales improved after a late start in the first half, which was caused by weather and high inventories in the distribution channel, notably in France. Eastern Europe continued to demonstrate strong growth potential despite drought in Russia over the summer. In North America, the impact of the competitive price environment was partly offset by volume growth. Latin America benefited from improved weather and economic conditions as well as higher commodity prices, and Syngenta was able further to reinforce its leading market position. In Asia-Pacific, strong demand was sustained throughout the year particularly in emerging markets, where growers continued to invest in order to improve yield.

1 In 2011, Syngenta re-organized its region structure resulting in certain countries moving from one region to another and the former region “NAFTA” becoming region “North America”. For comparability purposes, 2010 and 2009 region information has been adjusted to reflect the new region structure. See Note 5 to the consolidated financial statements in Item 18.

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

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

The 9 percent sales growth in fungicides was driven by AMISTAR®, which grew by 21 percent during 2010, 20 percent at constant exchange rates. The main growth area was Latin America, where applications against soybean rust increased owing to more moist conditions. Syngenta’s market share in Latin America was reinforced with the opening of new azoxystrobin capacity. In Asia Pacific, AMISTAR® sales exceeded US$100 million for the first time as the product was introduced in a number of emerging markets on a wide variety of crops.

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

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

Seed care volume grew by 8 percent, with strong growth in emerging markets where adoption of the technology increased. Sales prices were 6 percent lower than prior year due mainly to North America, where high channel inventories of treated seed and a competitive environment affected sales of CRUISER® and MAXIM®. This was partly offset by the introduction of AVICTA® on corn in the USA and on soybean in Brazil.

Professional products: major brands FAFARD®, HERITAGE®, ICON®

Sales increased by 3 percent, but were flat at constant exchange rates, as a recovery in the Garden and Ornamentals product area from improved consumer demand was offset by a competitive North American turf market. New registrations in Europe contributed to an 11 percent volume increase in the region.

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East1	2,638	2,662	+3	-4	-1	-	-1
North America1	2,185	2,381	+3	-14	-11	+3	-8
Latin America1	2,509	2,098	+24	-5	+19	+1	+20
Asia Pacific	1,546	1,350	+9	-1	+8	+7	+15
Total	8,878	8,491	+9	-6	+3	+2	+5

Sales decreased slightly in Europe, Africa and the Middle East as the 3 percent volume increase was more than offset by sales price declines. In Western Europe, sales volumes recovered strongly in the second half of the year, following a slow start to the season due to cold weather and high channel inventories in France. Eastern Europe showed solid volume growth for the full year driven by Ukraine, where sales increased by almost 50 percent as the result of accelerated investment in cereals in an improved credit environment.

In North America, sales were 8 percent lower due to price pressure caused by the high level of channel inventories at the start of the year, which resulted in a more competitive market. This was partially offset by volume growth and favorable currency movements. Sales prices were lower across all product lines, particularly in Fungicides and Non-selective herbicides. Sales of the Non-selective herbicide glyphosate decreased significantly from 2009 levels due both to lower prices and volumes, although volumes recovered during the second half of 2010. Double digit volume growth, which was broad-based across product lines, was recorded in the second half of the year as customers started to respond to higher crop prices. Sales volume growth was particularly strong in corn Fungicides, which achieved adoption close to levels reached in the strong 2008 growing season.

The sales growth rate was double digits in all product lines in Latin America, where an overall 24 percent volume increase, slightly offset by a 5 percent decrease in prices, resulted in overall sales increasing by 19 percent. Soybean acreage expanded and more favorable weather conditions also brought increased disease pressure. A strong soybean price resulted in greater usage by growers of technology to improve yields. Consequently, sales volume of Syngenta’s product PRIORI Xtra™, based on azoxystrobin, increased by almost 50 percent. Argentina experienced particularly strong volume growth, with sales up by 46 percent resulting from an easing of liquidity constraints, drought recovery and a resumption of technology adoption, notably in Seed care.

In Asia Pacific, sales growth was broad-based across the region as the result of a crop yield productivity drive in many emerging markets. Sales volume grew by 9 percent, favorable currency movements contributed 7 percent and sales prices decreased slightly resulting in an overall 15 percent growth in sales in the region. The sales growth rate was double digits in China, India and Vietnam, with the rapid expansion of AMISTAR® and strong growth of Insecticides and Seed care. In developed markets in the region, sales in Australia grew in all product lines while sales in Japan were unchanged.

1 In 2011, Syngenta re-organized its region structure resulting in certain countries moving from one region to another and the former region “NAFTA” becoming region “North America”. For comparability purposes, 2010 and 2009 region information has been adjusted to reflect the new region structure. See Note 5 to the consolidated financial statements in Item 18.

Seeds
Seeds sales grew by 9 percent, with all regions and all product lines showing increased sales over prior year. Reported sales volume growth was 8 percent despite 2009 sales having benefitted from the implementation of new sales terms in the fourth quarter of that year in North America Corn & Soybean. The new sales terms resulted in sales that otherwise would have been recognized in early 2010 being recognized in 2009, and reduced reported sales volume growth in 2010 by approximately 6 percent. Favorable currency movements increased sales by 1 percent. Prices were flat year on year.

(US$ million, except growth %)			Growth
Product line	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Corn & Soybean	1,281	1,210	+5	-1	+4	+2	+6
Diverse Field Crops	524	429	+18	-	+18	+4	+22
Vegetables	663	594	+9	+2	+11	+1	+12
Flowers	337	331	+1	+1	+2	-	+2
Total	2,805	2,564	+8	-	+8	+1	+9

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales grew in all regions, led by North America, Asia Pacific and Eastern Europe, resulting in an overall increase of 6 percent over prior year, 4 percent at constant exchange rates, with 5 percent volume growth partly offset by a 1 percent reduction in local currency prices. Reported volume growth was reduced by 12 percent due to the aforementioned change in North America sales terms. In the USA, Syngenta’s AGRISURE® 3000 GT proprietary triple stack corn seed accounted for 60 percent of the corn portfolio compared with 25 percent in 2009. In soybean, while reported volume decreased due to the change in North America sales terms in 2009, Syngenta estimates to have increased market share in both North America and Latin America. The 1 percent reduction in local currency sales prices reflected the competitive market environment, particularly in soybean.

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

Commentary on regional performance

(US$ million, except growth %)			Growth
Region	2010	2009	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East1	1,047	933	+10	-	+10	+2	+12
North America1	1,203	1,169	+2	-	+2	+1	+3
Latin America1	306	261	+15	+1	+16	+1	+17
Asia Pacific	249	201	+14	+4	+18	+6	+24
Total	2,805	2,564	+8	-	+8	+1	+9

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

In North America, sales grew by 3 percent led by increased volume in Vegetables and Corn & Soybean. Sales prices were flat as price increases in Diverse Field Crops and Flowers were offset by price decreases in Corn & Soybean. Sales growth in 2010 was impacted by the aforementioned new sales terms in fourth quarter 2009 in North America Corn & Soybean.

Sales grew 17 percent in Latin America led by Corn & Soybean, particularly in Brazil where corn sales increased significantly. Argentina sales also showed strong growth, increasing over prior year due to increased soybean volumes and the full year impact on sales from the third quarter 2009 acquisition of Monsanto’s sunflower business.

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

Operating income decreased from 2009 by US$26 million, 1 percent, as strong sales and margin growth in Seeds coupled with lower raw material costs in Crop Protection were more than offset by a significant decline in Crop Protection sales prices. Currency movements increased sales by 2 percent; at constant exchange rates, sales grew by 4 percent with higher sales volumes in both Crop Protection and Seeds offsetting lower sales prices in Crop Protection. Overall gross profit margin increased slightly with higher gross profit margins in Seeds offsetting a 1 percent decline in the larger Crop Protection business. Marketing and distribution costs increased by 5 percent, 4 percent at constant exchange rates, including increased expenditures in emerging markets, particularly Latin America, and higher variable costs from

1 In 2011, Syngenta re-organized its region structure resulting in certain countries moving from one region to another and the former region “NAFTA” becoming region “North America”. For comparability purposes, 2010 and 2009 region information has been adjusted to reflect the new region structure. See Note 5 to the consolidated financial statements in Item 18.

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

Crop Protection operating income

	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	8,878	8,491	–	–	8,878	8,491	+5	+3
Cost of goods sold	(4,496)	(4,262)	–	–	(4,496)	(4,262)	-5	-4
Gross profit	4,382	4,229	–	–	4,382	4,229	+4	+1
as a percentage of sales	49%	50%			49%	50%	-	-
Marketing and distribution	(1,321)	(1,255)	–	–	(1,321)	(1,255)	-5	-4
Research and development	(555)	(508)	–	–	(555)	(508)	-9	-8
General and administrative	(667)	(496)	–	–	(667)	(496)	-35	-15
Restructuring and impairment	(101)	(61)	(101)	(61)	–	–	–	–
Operating income	1,738	1,909	(101)	(61)	1,839	1,970	-7	-6
as a percentage of sales	20%	22%			21%	23%

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

Seeds operating income

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	2,805	2,564			2,805	2,564	+9	+8
Cost of goods sold	(1,450)	(1,361)	(18)	(17)	(1,432)	(1,344)	-7	-4
Gross profit	1,355	1,203	(18)	(17)	1,373	1,220	+13	+12
as a percentage of sales	48%	47%			49%	48%
Marketing and distribution	(559)	(540)	–	–	(559)	(540)	-4	-4
Research and development	(410)	(364)	–	–	(410)	(364)	-13	-13
General and administrative	(217)	(199)	–	–	(217)	(199)	-9	-11
Restructuring and impairment	(49)	(58)	(49)	(58)	–	–	–
Operating income	120	42	(67)	(75)	187	117	+60	+46
as a percentage of sales	4%	2%			7%	5%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.
1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Seeds sales in 2010 were 9 percent higher than 2009, 8 percent at constant exchange rates, due to higher sales volumes. Gross profit margin increased by 1 percentage point due to higher margins on North America Corn & Soybean sales from the increased weighting of proprietary triple stack seeds in the corn portfolio and increased royalty income. Cost of goods sold in restructuring and impairment in 2010 related to the reversal of the purchase accounting inventory step-up from the Goldsmith, Monsanto’s sunflower business, Pybas and Synergene acquisitions and, in 2009, to the Goldsmith acquisition.

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

The weaker average US dollar increased 2010 reported sales by approximately 1 percent and operating income by US$16 million.

Business Development operating loss

	Total as reported under IFRS		Restructuring and impairment		Before Restructuring and impairment1		Growth
(US$ million, except growth %)	2010	2009	2010	2009	2010	2009	Actual %	CER %
Sales	23	8	–	–	23	8	+197	+197
Cost of goods sold	(11)	(15)	–	–	(11)	(15)	+28	+29
Gross profit	12	(7)	–	–	12	(7)	–	–
as a percentage of sales	52%	–88%	–	–	52%	–88%	–
Marketing and distribution	(12)	(10)	–	–	(12)	(10)	-18	-17
Research and development	(67)	(80)	–	–	(67)	(80)	+17	+17
General and administrative	(15)	(19)	–	–	(15)	(19)	+23	+26
Restructuring and impairment	(9)	(11)	(9)	(11)	–	–	–	–
Operating loss	(91)	(127)	(19)	(11)	(82)	(116)	+30	+31

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

Defined benefit pensions

Defined benefit pension expense increased to US$77 million in 2010 from US$72 million in 2009. Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, increased to US$337 million in 2010 from US$125 million in 2009, mainly due to accelerated payment of US$200 million of employer contributions which Syngenta would otherwise have been required to pay in 2011 and 2012. The amounts prepaid included all deficit recovery contributions expected to be due for Syngenta’s UK plan up to its next statutory valuation, which will take place in 2012, a portion of the 2011 and 2012 service contributions for the Swiss plan, and all contributions to the US plan expected at that time to be required until the second half of 2012.

Restructuring and impairment

The following table analyzes restructuring and impairment charges for the years ended December 31, 2010 and 2009:

(US$ million)	2010	2009
Cash costs:
Operational efficiency programs	101	98
Integration and acquisition costs	19	28
Other restructuring costs	14	–
Total cash costs	134	126
Non-cash restructuring and impairment, net	44	23
Total restructuring and impairment1	178	149

1	US$18 million (2009: US$17 million) is included within cost of goods sold and US$1 million (2009: US$2 million) is included within income/(loss) from associates and joint ventures.

2010

For discussion regarding Restructuring and impairment during 2010, please see the “Restructuring and impairment” sub-section of the preceding “2011 compared to 2010” section under “Results of Operations” in this “Operating and financial review and prospects”.

2009

Operational efficiency programs

Operational efficiency cash costs included US$15 million for site closure costs in North America, US$18 million for further outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds. Non-cash costs consisted of US$16 million of fixed asset write-offs.

Acquisition and related integration costs

Acquisition and related integration cash costs related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continued integration and synergy program of the Fischer group. Non-cash costs included reversal of inventory step-up related mainly to the Goldsmith acquisition, divestment gains related to the sale of an available-for-sale financial asset and a bargain purchase gain realized on the Goldsmith acquisition.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment included financial asset impairments of US$16 million related to write-downs of available-for-sale financial assets and a gain of US$10 million from the recognition of a reimbursement receivable for a product right impairment.

Financial expense, net

Financial expense, net increased by US$19 million compared to 2009 mainly due to higher net interest and bank charges from financing business growth in Latin America and higher net currency losses caused by currency gains from 2009 internal funding restructuring not having reoccurred in 2010.

Taxes

Syngenta’s effective tax rate in 2010 was 16 percent, compared with 17 percent in 2009. The Swiss statutory tax rate applicable to Syngenta remained at 23 percent and the impact of income taxed at different rates reduced the rate by 3 percent in 2010 compared to 4 percent in 2009, due to a smaller share of profit in certain lower tax jurisdictions. The effect of other disallowed expenditures and income not subject to tax reduced the tax rate by 1 percent in 2010, less than the 3 percent decrease in the 2009 tax rate, mainly due to lower non-taxable income. Recognizing previously unrecognized deferred tax assets reduced the tax rate by 5 percent, net, in 2010 compared to a 2 percent decrease in 2009. The recognition was due to improved profitability in a Latin American country, following strong sales growth, although the benefit was partly offset by the impact of deteriorating profitability in another country. The tax rate on restructuring and impairment costs was 24 percent, compared to 28 percent in 2009 due to the mix of pre-tax gains and losses in the net charge.

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

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from the operations in Brazil where the Brazilian real is the functional currency of the subsidiaries. Sales prices to customers in Brazil are largely linked to the US dollar, but must be invoiced in Brazilian real to meet local legal requirements. During 2011, the Brazilian real depreciated approximately 12 percent against the US dollar. To manage its exposure to risks associated with fluctuations of the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods. At December 31, 2011, approximately 70 percent of Syngenta’s cash and cash equivalents was held in US dollars, approximately 4 percent in Euros and approximately 3 percent in Brazilian reals. No other individual currency made up more than 2 percent.

Liquidity and capital resources
Syngenta’s principal source of liquidity is cash generated from operations. In the period 2006 to 2011, this has been more than sufficient to cover cash used for investment activities and, except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, this is also expected to be the case in 2012. Working capital fluctuations are supported by short-term funding available through commercial paper and related syndicated committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program and unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market.

For information on Syngenta’s funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled, please see Note 27 to the consolidated financial statements in Item 18.

Syngenta reported cash and cash equivalents on December 31, 2011 and 2010 of US$1,666 million and US$1,967 million, respectively. At December 31, 2011 and 2010, Syngenta had current financial debt of US$743 million and US$992 million, respectively, and non-current financial debt of US$2,178 million and US$2,585 million, respectively.

Capital markets and credit facilities
Funds for Syngenta’s working capital needs were available during the year from its US$2,500 million Global Commercial Paper program supported by a US$1,200 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2011, Syngenta had no commercial paper issuances outstanding.

The US$1,200 million syndicated credit facility (the “Credit Facility”) was signed in 2006, amended in 2007, and will mature in July 2013. At December 31, 2011, Syngenta had no borrowings under the Credit Facility.

Absent major acquisitions, Syngenta targets maintaining a solid investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds. In addition, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2011:

(US$ million)	Carrying amount	Value at issue
3.500% Swiss franc domestic bond 2012	398	316
3.375% Swiss franc domestic bond 2013	530	484
4.000% Eurobond 2014	679	700
4.125% Eurobond 2015	665	641
5.110% US private placement 2020	93	75
5.350% US private placement 2025	75	75
5.590% US private placement 2035	100	100
Total	2,540	2,391

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

Commitments for capital expenditures of US$131 million at December 31, 2011 relate mainly to the current capital investment program. Substantially all of these committed expenditures are expected to be incurred in 2012.

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31
(US$ million)	2011	2010
Cash flow from operating activities	1,871	1,707
Cash flow used for investing activities	(472)	(450)
Cash flow used for financing activities	(1,684)	(844)

Cash flow from operating activities

Cash flow from operating activities was US$1,871 million in 2011, increased from US$1,707 million in 2010. Income before taxes after adjusting for non cash charges was US$220 million higher in 2011 than in 2010 due to growth in operating income. Contributions to pension plans were US$137 million lower than 2010, with an accelerated contribution of US$125 million in 2011 compared to US$200 million in 2010. Contributions of approximately US$80 million are expected to be made in 2012 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2012. Restructuring costs were US$33 million higher from the implementation of the integrated crop strategy restructuring program. Net outflows from financial expenses were US$114 million in 2011, down from US$164 million in 2010 due to higher gains realized on hedges of uncommitted foreign exchange transaction exposures. Cash outflows from working capital of US$50 million in 2011 contrasted with US$125 million of inflows in 2010, with higher investments in inventories and trade receivables reflecting the sales growth in 2011, largely offset by increased payables including accruals for employee incentives.

Cash flow used for investing activities

Cash used for investing activities increased to US$472 million in 2011 from US$450 million in 2010. Additions to property, plant and equipment increased by US$83 million due in part to the continued expansion of the PLENETM sugarcane facility in Brazil. Investment in financial assets grew by US$22 million, mainly from investments by Syngenta’s venture capital activities. Purchases of intangibles decreased from US$118 million in 2010 to US$62 million in 2011 because of fewer stage payments under various license agreements signed during 2008, 2009 and 2010. In 2011, proceeds from disposals of property, plant and equipment, intangible assets and financial assets decreased by US$13 million and net disposals of marketable securities decreased by US$20 million, respectively. Cash outflows from business acquisitions were US$9 million higher in 2011 than in 2010; however, in 2011, the divestment of the Materials Protection business and of parts of the former Monsanto sunflower businesses in Spain and Hungary as required by the European Union competition authorities contributed cash inflows of US$69 million.

Cash flow used for financing activities

Cash used for financing activities was US$840 million higher in 2011 than in 2010. Repayment of net borrowings increased US$575 million compared to 2010 due to a EUR 500 million Eurobond having matured during the year. Distributions paid to shareholders and net purchases of treasury shares and options over own shares were US$182 million and US$131 million higher than in 2010, respectively,with an increased dividend and a higher number of shares repurchased to meet the needs of Syngenta’s employee share plans. In 2010, there were US$48 million of outflows from the acquisitions of non-controlling interests in Syngenta’s Golden Harvest and Garst seed businesses in the USA.

Research and development (R&D)

To continue to meet growers’ key needs for products to protect crops, improve agricultural yields and quality, and reduce the environmental impact of farming, Syngenta’s research and development (R&D) function, currently consisting of over 5,000 people working at R&D centers and field stations around the world, has been and continues to focus its efforts in the following areas:

•
In Crop Protection, on the discovery and development of chemicals to enhance Syngenta’s portfolio of products to control weeds, insects, fungi and other biotic stresses (such as nematodes, bacteria and viruses), as well as crop enhancement and other abiotic benefits (such as water and nutrient optimization).

•
In Seeds, on the creation and development of products having genetically improved germplasm through natural breeding and biotechnology techniques, leading to plants with improved yield, tolerance of or resistance to biotic stress (as above) and/or tolerance of abiotic stress.

Syngenta is committed to improving crop yield and quality in a sustainable way and, through its global product safety group and global regulatory team worldwide, is committed to developing and registering products that are safe and effective. Syngenta maximizes its innovation potential by leveraging the industry expertise of Syngenta and partnering with technology leaders across the globe.

The total spent on research and development was US$1,127 million in 2011, US$1,032 million in 2010 and US$952 million in 2009. Attribution of research and development costs for 2011 was US$624 million for Crop Protection, US$423 million for Seeds and US$80 million in Business Development. In 2010, the attribution was US$555 million for Crop Protection, US$410 million for Seeds and US$67 million in Business Development. In 2009, the attribution was US$508 million for Crop Protection, US$364 million for Seeds and US$80 million in Business Development.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2011 Syngenta had the following contractual obligations to make future payments in the following periods:

(US$ million)	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	2,876	732	1,211	665	93	175
Interest on financial debt	27	414	98	124	35	63	94
Other non-current liabilities	18	21	–	21	–	–	–
Capital lease payments	25	45	11	20	14	–	–
Operating lease payments	25	120	31	21	40	28	–
Unconditional purchase obligations	25	1,262	615	503	144	–	–
Long-term research agreements and other long-term commitments	25	480	101	146	149	84	–
Total		5,218	1,588	2,046	1,047	268	269

Of the total financial debt, floating rate financial debt is US$336 million (mainly local bank loans and overdraft facilities), US$334 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of US$2,540 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US private placement notes. Fixed rate interest payments of US$414 million on these are included above. At December 31, 2011, US$1,000 million of this long-term debt is converted to floating rate debt through derivatives. The impact of these derivatives on the interest cash flows has not been included in the above table as they can result in cash payments or receipts depending on the market position at any given time.

Other non-current liabilities arise from license agreements signed during 2010, 2009 and 2008 with several counterparties where the related cash flows are payable over several years, as well as from deferred payments related to acquisitions.

Provisions for long-term liabilities totaling US$968 million shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2012. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated US$232 million of provisions that are expected to be paid during 2012.

The supply agreements for materials giving rise to the unconditional purchase obligations are entered into by Syngenta to ensure availability of materials meeting the specifications required by Syngenta. Where suppliers have made significant capital investment, these agreements generally provide for Syngenta to pay penalties in the event that it terminates the agreements before their expiry dates.

The above table excludes pension contributions. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. Syngenta’s 2012 contributions to the Swiss fund were partly prepaid in December 2010 and December 2011. Syngenta is committed to pay contributions to its UK defined benefit pension fund according to a schedule, which it agrees in advance with the plan Trustee following each statutory valuation, which normally takes place every three years. In addition to paying a fixed percentage of pensionable pay for employees’ current service, the schedule requires payment of a fixed amount over a fixed number of years to eliminate the past service deficit in the fund. Under the schedule of contributions in force at December 31, 2011, Syngenta is committed to pay deficit contributions of approximately US$31 million per year to the UK fund over the agreed 10 year deficit recovery period, which ends in March 2019. A further US$16 million per year may be payable at three year intervals over this period if the actual return on plan assets falls below a specified level. Syngenta prepaid US$100 million of deficit contributions to the fund in December 2010. As a result, no further deficit contributions are expected to be payable before the next valuation, which will be as at March 31, 2012. Upon completion of the valuation, a revised schedule of contributions will be agreed based on the fund’s actuarial position at that date. Because of this, the future contributions payable in accordance with the existing schedule have not been included in the above table. As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $80 million of contributions to its defined benefit pension plans in 2012 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2012.

The above table excludes liabilities of US$274 million in respect of uncertain tax positions because it is not possible to make a reasonably reliable estimate of the period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2011, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Note 2 to the consolidated financial statements in Item 18.

Recent developments

Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 16, 2012, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Future prospects

Farm incomes in most regions in 2011 were at high levels. At the start of 2012, prices of key crops such as corn, soybean, wheat and cotton remain higher than at the end of 2009 and, except for wheat, were close to or above the average for the last three years. These conditions continue to be supportive to farmer profitability and incentivize use of high quality seeds and crop protection products to maximize yields and improve crop quality. Volatility in all financial markets, including crop commodities, continues to be at a high level and crop prices may weaken in response to further adverse economic or financial market conditions.

Sales volumes of Crop Protection products were 11 percent higher in 2011 than in 2010. With crop prices near current levels and assuming generally normal weather patterns, Syngenta expects continued volume growth in 2012, although at a lower rate than in 2011 and 2010. Local currency sales prices in 2011 were 1 percent higher on average than 2010 and in the second half were 4 percent higher than the comparable prior year period. With this positive momentum at the end of 2011, some local currency price growth is expected in 2012.

Weather is always a short-term risk to sales in businesses linked to agriculture and adverse weather conditions for crop growers can reduce sales of Syngenta’s products. For example, at the start of 2012, drought conditions exist in parts of Latin America which, if they persist, may reduce sales. Macro-economic risk has increased in 2011 and Syngenta continues to closely monitor liquidity and credit risk in several countries. Adverse developments may cause Syngenta to reduce sales in certain areas or lead to increased bad debt losses.

In Seeds, sales volumes grew by 9 percent in 2011 but were 1 percent lower in the second half, partially due to a high level of royalty income in this period in 2010 and to over-supply in South East Asia. Syngenta expects overall Seeds volume growth in 2012 from a resumption of growth in emerging markets in Asia and ongoing strength in Latin America. Local currency sales prices increased by 3 percent in 2011 and further price increases are expected in 2012 to reflect the increase in seeds production costs resulting from higher commodity crop prices.

As a Swiss-based company operating globally and with a relatively small domestic market, Syngenta has significant currency exposures, with a short position against the US dollar in Swiss francs and British pounds, and a long position in Euros and many emerging market currencies. Forecast transaction exposures in the major currencies are hedged under a rolling 12 month program, largely through forward contracts. In 2011, hedge gains of approximately US$177 million were realized under this program, mainly due to the strength of the Swiss franc, and will not reoccur in 2012. Partly due to the implementation by the Swiss National Bank in September 2011 of a cap on appreciation of the Swiss franc at 1.2 francs to the Euro, at rates at the beginning of January 2012 Syngenta expects a favorable impact on operating income from the underlying exposures in developed market currencies.  This will be partially offset by losses on the related 2012 hedges.  However, the resulting net gain is currently expected to be offset by losses on the underlying long exposures to emerging market currencies. The combined adverse year-on-year impacts of the change in the net hedging result and underlying exposures are estimated to total approximately US$250 million to US$300 million. However, as emerging market currency exposures are largely unhedged, the actual impact may differ positively or negatively from this estimate. The net hedging result is reported within General and administrative in the consolidated income statement in Item 18.

Unless a significant escalation in oil prices occurs in the first half of 2012, Crop Protection gross profit margin at constant exchange rates is expected to increase as overall average sales prices are expected to increase by more than overall average unit costs. The impact of higher 2012 raw material costs on Crop Protection average unit costs is expected to be partially offset by the favorable impact on unit costs from higher production volumes. Cost increases or decreases in the second half of 2012 mainly will impact gross profit margins in 2013 as product inventories are produced in the latter part of 2012 for sale during the Spring 2013 growing season in the Northern Hemisphere. Seeds gross profit margins at constant exchange rates, excluding the impact of purchase accounting inventory adjustments, improved in 2011 compared to 2010 reflecting portfolio enhancement, increased royalties, including those arising from the consolidation of Greenleaf Genetics, and higher sales prices. As indicated above, further sales price increases are expected in 2012, offsetting the higher cost of goods sold resulting from lower corn seed production yields during the 2011 growing season in the United States and from higher crop commodity prices, which have an adverse impact on seed product costs.

In 2012, Syngenta will continue to increase its investments in sales and marketing and in research and development. These increases will be largely offset by cost savings from the restructuring programs described in the above “Restructuring and impairment” section, particularly those related to integrating the Crop Protection and Seeds commercial operations.  The rate of growth in operating costs excluding cost of goods sold, restructuring and the impact of exchange rate movements including the net hedging result is currently expected to be lower than in 2011.

While it is not possible reliably to predict currency exchange gains and losses in 2012, based on interest and forward exchange rates prevailing at the start of the year it is currently expected that financial expense, net, in 2012 will be at a similar level to 2011.

Net income in 2012 will be impacted by restructuring and impairment charges related particularly to the integrated crop strategy program announced in February 2011. Restructuring and impairment charges in 2012 are forecast to be near the level incurred in 2011, excluding financial asset and other impairment losses and the gain realized in 2011 on the divestment of the Materials Protection business. However, actual charges could differ significantly from those forecast in any one calendar year as they are dependent on the timing of irrevocable restructuring commitments.

Subject to approval by the shareholders at the Annual General Meeting on April 24, 2012, the Board is recommending to increase the dividend to CHF 8.00 per share from CHF 7.00 per share paid in 2011. Syngenta also currently plans to repurchase shares in 2012 for an amount of US$200 million.

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

Reconciliation of net income excluding Restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

2011 (US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
Operating income	2,051	(245)	2,296
Income/(loss) from associates and joint ventures	15	-	15
Financial expense, net	(165)	-	(165)
Income before taxes	1,901	(245)	2,146
Income tax expense	(301)	55	(356)
Net income	1,600	(190)	1,790
Attributable to non-controlling interests	(1)	-	(1)
Net income attributable to Syngenta AG shareholders	1,599	(190)	1,789
Tax rate	16%	22%	17%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.40	(2.07)	19.47
Diluted earnings per share	17.31	(2.05)	19.36

2010 (US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
Operating income	1,793	(177)	1,970
Income/(loss) from associates and joint ventures	25	(1)	26
Financial expense, net	(141)	-	(141)
Income before taxes	1,677	(178)	1,855
Income tax expense	(275)	42	(317)
Net income	1,402	(136)	1,538
Attributable to non-controlling interests	(5)	-	(5)
Net income attributable to Syngenta AG shareholders	1,397	(136)	1,533
Tax rate	16%	24%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	93		93
Basic earnings per share	15.07	(1.47)	16.54
Diluted earnings per share	14.99	(1.45)	16.44

2009 (US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
Operating income	1,819	(147)	1,966
Income/(loss) from associates and joint ventures	(3)	(2)	(1)
Financial expense, net	(122)	–	(122)
Income before taxes	1,694	(149)	1,843
Income tax expense	(283)	42	(325)
Net income	1,411	(107)	1,518
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,408	(107)	1,515
Tax rate	17%	28%	18%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	94		94
Basic earnings per share	15.11	(1.15)	16.26
Diluted earnings per share	15.01	(1.14)	16.15

2008 (US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
Operating income	1,880	(205)	2,085
Income/(loss) from associates and joint ventures	3	–	3
Financial expense, net	(169)	–	(169)
Income before taxes	1,714	(205)	1,919
Income tax expense	(315)	50	(365)
Net income	1,399	(155)	1,554
Attributable to non-controlling interests	–	–	–
Net income attributable to Syngenta AG shareholders	1,399	(155)	1,554
Tax rate	18%	24%	19%
Number of shares – basic (millions)	94		94
Number of shares – diluted (millions)	95		95
Basic earnings per share	14.90	(1.65)	16.55
Diluted earnings per share	14.77	(1.63)	16.40

2007 (US$ million)	Total	Restructuring and impairment	Before Restructuring and impairment
Operating income	1,501	(40)	1,541
Income/(loss) from associates and joint ventures	(3)	–	(3)
Financial expense, net	(42)	–	(42)
Income before taxes	1,456	(40)	1,496
Income tax expense	(321)	38	(359)
Net income	1,135	(2)	1,137
Attributable to non-controlling interests	(2)	–	(2)
Net income attributable to Syngenta AG shareholders	1,133	(2)	1,135
Tax rate	22%	95%	24%
Number of shares – basic (millions)	96		96
Number of shares – diluted (millions)	97		97
Basic earnings per share	11.80	(0.03)	11.83
Diluted earnings per share	11.66	(0.03)	11.69

Constant exchange rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements for information on average exchange rates in 2011 and 2010. For example, if a European entity reporting in Euro sold €100 million of products in 2011 and 2010, Syngenta’s financial statements would report US$140 million of revenues in 2011 (using 0.71 as the rate, which was the average exchange rate in 2011) and US$133 million in revenues in 2010 (using 0.75 as the rate, which was the average exchange rate in 2010). The CER presentation would translate the 2011 results using the 2010 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Members of the Board of Directors (at February 15, 2012)

Qualifications, elections and terms of office
Syngenta is led by a strong and experienced Board. The Board includes representatives from six nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The activities performed by the non-executive Directors, apart from their duties as non-executive Directors of the Board of Syngenta, are not related to the Company.

The members of the Board of Directors are elected by the shareholders at the Annual General Meeting. The elections are held individually. According to the Articles of Incorporation, the terms of office are coordinated so that every year approximately one-third of all members of the Board are subject to election; a term of office may not exceed three years. The members of the Board automatically retire after the lapse of the twelfth year of office or, if earlier, on expiry of the seventieth year of age. In each case, retirement becomes effective on the date of the next Annual General Meeting following such event.

Role of the Board of Directors and the Board Committees
The Board exercises full and effective control of the Company. It holds ultimate responsibility for the strategy and for the supervision of executive management. In addition, the Board of Directors takes an active role in reviewing and enhancing Corporate Governance within Syngenta.

The main responsibilities of the Board of Directors are the following:
Responsibilities
- Ultimate direction of the business of the Company and the giving of the necessary directives
- Approval of the strategic direction and the strategic plans of the Company and of its Divisions; approval of budgets and other financial targets and decisions on the financial means necessary to attain those targets

- Determination of the essential features of the organization of the Company
- Determination of the duties and responsibilities of the Chairman of the Board, the Chairman’s Committee, the CEO and the Executive Committee
- Approval of the organization of accounting, financial control, and financial planning
- Approval of the quarterly Reports and of the Annual Report for the Company as a whole and for the Divisions
- Appointment and removal of the persons entrusted with the management and representation of the Company
- Approval of the principles of leadership and communication
- Ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives
- Preparation of General Meetings of shareholders and the carrying out of the resolutions adopted by such General Meetings of shareholders
- Approval of corporate policy, including financial, investment, personnel, and safety and environmental protection policies
- Approval of acquisitions/divestments of companies, businesses, fixed assets, land, IT projects, product lines and licenses

- Approval of the Company’s entry into new spheres of activity and withdrawal from existing ones
- Approval of the choice of new or the closing of existing sites of fundamental significance
- Adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board of Directors, as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation

- Examination of the professional qualifications of the external auditor
- Approval of the institution or defense of legal proceedings in cases of fundamental significance for the Company
- Notification of the court if liabilities exceed assets.

The Company Secretary acts as Secretary to the Board.

The Board of Directors meets on a regular basis. The Chairman, after consultation with the Chief Executive Officer (CEO), determines the agenda for the Board meetings. Any member of the Board of Directors may request the convening of a meeting or the inclusion of items of business in the agenda. In 2011, apart from the Board meetings, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

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

The Board members nominate the Chairman of the Board. He shares responsibility for the strategic direction of Syngenta with the CEO. He ensures close liaison between the Board, its Committees and the CEO. In consultation with the CEO, the Chairman supervises the implementation of resolutions of the Board and of its Committees. The Chairman represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

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

Information and control instruments of the Board of Directors

The Board recognizes the importance of being fully informed on material matters that impact Syngenta. It supervises management and monitors its performance through reporting and controlling processes and through the Board Committees. It ensures that it has sufficient information to make the appropriate decisions through the following means:

-
All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board.

-
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available to all members of the Board of Directors.

-	Board Committees regularly meet as appropriate with members of management, external advisors and the external auditor.

-	Important information is regularly sent to the Board.

Internal Audit
Internal Audit, as an inspecting and monitoring body, carries out control, operational and system audits. All organizational subsidiaries are within the scope of internal audit. Audit plans are reviewed and approved by the Audit Committee, and any suspected irregularities are reported without delay. Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits.

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

Board of Directors oversight over external audit
The Audit Committee, on behalf of the Board of Directors, is responsible for monitoring the performance of the external auditor and checking its independence. In addition, the Audit Committee monitors the implementation of findings of external and internal auditors by management. The Audit Committee meets regularly with the lead partners of the external auditor, as well as with Internal Audit. In addition, it prepares proposals for the appointment or removal of the external auditor for submission to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the external auditor. It reports to the Board of Directors about the discussions with the external auditor.

Board of Directors
Members	Meetings attended1
Martin Taylor2	7
Jürg Witmer	5
Michael Mack	6
Stefan Borgas	6
Peggy Bruzelius	7
Pierre Landolt	7
David Lawrence	7
Peter Thompson	7
Jacques Vincent	6
Rolf Watter	7
Felix A. Weber	7
1 Seven meetings held in 2011, thereof two phone conferences
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

Members	Meetings attended1
Martin Taylor2	6
Jürg Witmer	6
Michael Mack	6
Rolf Watter	6
1	Six meetings held in 2011, thereof one phone conference
2	Chairman

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

The Audit Committee consists of at least three independent, non-executive Directors; a member of the Corporate Legal Department acts as Secretary to the Committee1.

Members	Meetings attended2
Peggy Bruzelius3	4
Stefan Borgas	4
Peter Thompson	4

1	The external auditor attended all meetings in 2011
The CFO is generally invited to the meetings of the Audit Committee
2	Four meetings held in 2011
3	Chairman

Compensation Committee
Responsibilities
- Reviews and sets the compensation of the members of the Executive Committee
- Makes recommendations to the Board on the compensation of the Chairman, the CEO and the members of the Board
- Approves the structure of the compensation plans for senior management based on the CEO’s recommendations
- Defines the rules of the Long-Term Incentive Plan (LTI) and the Deferred Share Plan (DSP)

The Compensation Committee consists of four non-executive Directors; the Global Head of Human Resources acts as Secretary to the Committee1.

Members	Meetings attended2
Felix A. Weber3	4
Martin Taylor	4
Jacques Vincent	3
Jürg Witmer	3

1	The CEO attends the Compensation Committee meetings as a permanent guest, except when his own compensation or other subjects with reference to his own situation are discussed
2	Four meetings held in 2011
3	Chairman

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

Members	Meetings attended1
Martin Taylor2	2
Pierre Landolt	2
Michael Mack	2
David Lawrence	2

1	Two meetings held in 2011
2	Chairman

Members of the Board of Directors
(at February 15, 2012)

Martin Taylor
British, age 59

Functions in Syngenta
Chairman of the Board, non-executive Director
Chairman of the Chairman’s Committee and the Corporate Responsibility Committee, and member of the Compensation Committee. He is also Chairman of the Syngenta Foundation for Sustainable Agriculture.

Professional background
Martin Taylor is currently Vice Chairman of RTL Group SA. Previously he was an Advisor to Goldman Sachs International (1999–2005), Chairman of WHSmith plc (1999–2003), and Chief Executive Officer of Barclays plc (1993–1998) and Courtaulds Textiles (1990–1993). He recently served as a member of the British Government’s Independent Banking Commission.
Martin Taylor has a degree in oriental languages from Oxford University.

Initial appointment in:	2000
Term of office:	2013

Jürg Witmer
Swiss, age 63

Functions in Syngenta
Vice Chairman, non-executive Director
Member of the Chairman’s Committee and of the Compensation Committee

Professional background
Jürg Witmer is currently Chairman of Givaudan SA and Clariant AG. He joined Roche (1978) in the legal department and subsequently held a number of positions including Assistant to the CEO, General Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. Thereafter he became Chief Executive Officer of Givaudan Roure (1999) and then Chairman of the Board of Directors of Givaudan (2005).
Jürg Witmer has a doctorate in law from the University of Zurich, as well as a degree in international studies from the University of Geneva.

Initial appointment:	2006
Term of office:	2012

Michael Mack
American, age 51

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

Stefan Borgas
German, age 47

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Stefan Borgas was Chief Executive Officer of Lonza Group from June 2004 to January 2012. Prior to joining Lonza, he spent 14 years with BASF Group where he held various leadership positions in Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China. Stefan Borgas is a member of the Board of scienceindustries, the association of Swiss chemical, pharmaceutical and biotech industries, and of the Swiss-American Chamber of Commerce. He is also president of the Swiss Management Gesellschaft (SMG).
Stefan Borgas holds a degree in Business Administration from the University of Saarbrücken and an MBA from the University of St. Gallen.

Initial appointment:	2009
Term of office:	2012

Peggy Bruzelius
Swedish, age 62

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
Swiss, age 64

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee. He is also a member of the Board of the Syngenta Foundation for Sustainable Agriculture.

Professional background
Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Novartis AG. He is also a partner with unlimited liabilities of the private bank Landolt & Cie. Pierre Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, of the Instituto Estrela de Fomento ao Microcrédito, of AxialPar Ltda and Moco Agropecuaria Ltda, and, in Switzerland, as Chairman of Emasan AG and Vaucher Manufacture Fleurier SA, and as Vice Chairman of Parmigiani Fleurier SA. He is a Director of EcoCarbone SAS, France, and Amazentis SA, Switzerland. He is also Vice Chairman of the Montreux Jazz Festival Foundation.
Pierre Landolt graduated with a Bachelor of Laws from the University of Paris Assas.

Initial appointment:	2000
Term of office:	2012

David Lawrence
British, age 62

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee and Chairman of the Science and Technology Advisory Board

Professional background
David Lawrence was Head of Research & Development at Syngenta from September 1, 2002 until the end of September, 2008. Prior to this role, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. He was a member of the UK Foresight Lead Expert Group on Food and Farming. Currently he is a member of the BBSRC Council and of the UK Industrial Biotechnology Leadership Team. He is also a Board member for Rothamsted Research, Plastid AS and the UK Biosciences Knowledge Transfer Network for which he chairs the Industrial Biotechnology Group.
David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Initial appointment:	2009
Term of office:	2012

Peter Thompson
American, age 65

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
Peter Thompson has a degree in modern languages from Oxford University and an MBA from Columbia University.

Initial appointment:	2000
Term of office:	2013

Jacques Vincent
French, age 65

Functions in Syngenta
Non-executive Director
Member of the Compensation Committee

Professional background
Jacques Vincent has been Vice Chairman and Chief Operating Officer of the Danone Group, Paris, from 1998 until 2008. Since 2010 he has been sitting on the board of various companies, among them Danone, Cereplast and Mediaperformance. He began his career with Danone in 1970 and has since held various financial and overall management positions within this group.
Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris. He holds a bachelor in Economics from Paris University and a Master of Science from Stanford University.

Initial appointment:	2005
Term of office:	2013

Rolf Watter
Swiss, age 53

Functions in Syngenta
Non-executive Director
Member of the Chairman’s Committee

Professional background
Rolf Watter has been a partner of the law firm Bär & Karrer in Zurich since 1994. He was a member of its executive board and later an executive Director from 2000 until 2009. He is a non-executive Director of Zurich Financial Services (and its subsidiary Zurich Insurance Company), of Nobel Biocare Holding AG (currently interim Chairman), of UBS Alternative Portfolio AG and A.W. Faber-Castell (Holding) AG. He was formerly non-executive Chairman of Cablecom Holding (2003–2008), a Director of Centerpulse AG (2002–2003), of Forbo Holding AG (1999–2005) and of Feldschlösschen Getränke AG (2001–2004). In addition, Rolf Watter is a part-time professor at the Law School of the University of Zurich and a member of the SIX Swiss Exchange Regulatory Board and its Disclosure Commission of Experts.
Rolf Watter graduated from the University of Zurich with a doctorate in law and holds an LLM degree from Georgetown University; he is admitted to the Bar of Zurich.

Initial appointment:	2000
Term of office:	2012

Felix A. Weber
Swiss, age 61

Functions in Syngenta
Non-executive Director
Chairman of the Compensation Committee

Professional background
Felix A. Weber is currently Executive Committee Co-Chairman of Nomura Switzerland, a Managing Director of Nomura International Ltd. and Chairman of Nomura Insurance Holdings AG. Previously, he was a Director of Publigroupe (2005–2009), a Director of Valora (2006–2008), a Director of Glacier Holdings GP SA and Glacier Holdings S.C.A (former parent entities of Cablecom GmbH) (2003–2005), a Director of Cablecom GmbH (2004–2005), Managing Director of Lehman Brothers Ltd. (2006–2008), Executive Vice President and Chief Financial Officer of Adecco SA (1998–2004), Associate Project Manager and Principal of McKinsey & Company in Zurich (1989–1997), and Chief Executive Officer of Alusuisse South Africa (1982–1984).
Felix A. Weber graduated from the University of St. Gallen with an MBA in operations research and finance and a PhD in marketing.

Initial appointment:	2000
Term of office:	2013

Changes announced
Rolf Watter’s and Pierre Landolt’s terms of office expire at the Annual General Meeting of shareholders (AGM) of April 24, 2012; they will retire from the Board at this date. The Company has announced on February 8, 2012, that at the 2012 AGM, Mrs. Vinita Bali, Mr. Gunnar Brock and Mr. Michel Demaré will be proposed to shareholders for election to the Board.

Executive Committee

Under the direction of the CEO, the Executive Committee is responsible for the operational management of the Company. It consists of the Chief Executive Officer (CEO), the Chief Operating Officer (COO) EAME & Latin America, the Chief Operating Officer (COO) APAC & North America, the Chief Financial Officer (CFO), the Head of Research & Development, the Head of Global Operations, the Head of Business Development, and the Head of Legal & Taxes.

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

Responsibilities
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

Members of the Executive Committee
(at February 15, 2012)

Michael Mack
American, age 51

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

Appointment: 2008

Alejandro Aruffo
Italian/American, age 52

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

Appointment: 2008

John Atkin
British, age 58

Function in Syngenta
Chief Operating Officer

Professional background
John Atkin was Chief Operating Officer Crop Protection for Syngenta since its foundation until February 2011. Prior to that, he was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998), and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998, he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008 he was appointed Visiting Professor at the Institute for Research on Environment and Sustainability (IRES) at the University of Newcastle upon Tyne. He is also Chairman of CropLife’s Crop Protection Strategy Council (global industry association). He was appointed as a non-executive Director of Driscoll’s in 2011.
He graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Appointment: 2000

Robert Berendes
German, age 47

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

Appointment: 2007

Christoph Mäder
Swiss, age 52

Functions in Syngenta
Head of Legal & Taxes and Company Secretary

Professional background
Christoph Mäder was Head of Legal & Public Affairs for Novartis Crop Protection (1999–2000) and Senior Corporate Counsel for Novartis International AG (1992–1998). He is Chairman of scienceindustries, the association of Swiss chemical, pharmaceutical and biotech industries. He is also a Vice Chairman of economiesuisse, the main umbrella organization representing Swiss economy, and a member of the Executive Board of the Business and Industry Advisory Committee (BIAC) to the Organization for Economic Co-operation and Development (OECD).
He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Appointment: 2000

Mark Peacock
British, age 51

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

Appointment: 2007

Davor Pisk
British, age 53

Function in Syngenta
Chief Operating Officer

Professional background
Davor Pisk was Chief Operating Officer Seeds for Syngenta from 2008 to February 2011. Prior to that, he was Region Head Crop Protection Asia Pacific (2003–2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998–2001). Prior to 1998, he was Head of Herbicides for Zeneca (1993–1997) and General Manager of ICI Czechoslovakia (1991–1993).
He has a BA in Economics and Politics from Exeter University, UK, and an MA in Political Science from the University of California, USA.

Appointment: 2008

John Ramsay
British, age 54

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

Appointment: 2007

Service contracts / Change of control

The employment agreements with members of the Executive Committee, including the CEO, and the agreements with the members of the Board of Directors, including the Chairman, do not have any change of control clauses. Neither the Executive Committee nor the Board of Directors agreements contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other termination events. In case the Chairman is removed from office by the Board of Directors prior to expiry of his term of office, he is entitled to a payment of one fourth of the annual fee.

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

Compensation Report

Compensation, shareholdings and loans

Syngenta refers to the following discussion and disclosures regarding compensation, shareholdings and loans as its “Compensation Report” (or “report”). References herein to the “2010 report” are referring to the Compensation Report included in the “Compensation, shareholdings and loans” section of Item 6 in Syngenta’s annual report on Form 20-F for the year ended December 31, 2010, as filed on February 17, 2011.

Content and method of setting compensation and share-based awards

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented below have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05). The exchange rate movement from 2010 to 2011 increased reported US dollar compensation amounts by 19 percent over what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Overview

The Compensation Report provides a comprehensive overview of Syngenta’s compensation principles, elements, structure and governance. In accordance with Appendix 1 of the Swiss Code of Best Practice for Corporate Governance and in line with Swiss law and the relevant reporting standards, it includes detailed information on the compensation of the Board of Directors and the Executive Committee for 2011. The compensation system will be submitted to an advisory vote of the shareholders at the Annual General Meeting.

Compensation system

Compensation principles
Syngenta’s compensation principles provide a transparent, performance-oriented and market-competitive compensation framework for all employees, including senior executives. In particular, the compensation policy and system are designed to:

–	attract and retain highly qualified, successful employees to deliver the strategic plans and objectives of the Company

–	encourage and reward personal contribution and individual performance in accordance with the Company’s values

–	align reward with sustainable performance and recognize superior results

–	align the interests of employees, shareholders and other stakeholders.

All employees, including senior executives, are subject to a formal annual performance management process. This process aims to align individual, team and organizational objectives, stretch performance, and support individual development.

The Syngenta compensation system links compensation to both individual performance and the financial success of the Company. This link is one of the key elements by which Syngenta differentiates and recognizes individual performance and leadership. Annual performance ratings of individuals influence both the annual base salary and variable compensation. Changes to annual base salary are also influenced by individual performance over time within the context of Company affordability, external market movements and the economic environment.

Compensation of employees and managers
The compensation of all employees is reviewed on a regular basis and is determined by reference to total compensation levels for comparable jobs in relevant benchmark companies. For example, an individual who achieves his or her performance objectives is generally awarded compensation comparable to the median level of compensation provided by benchmark companies. Each country regularly conducts market reviews and participates in salary surveys such as those conducted by the Hay Group, Hewitt, Mercer and Towers Watson plus any appropriate local surveys.

Compensation of Board of Directors and the Executive Committee
The Compensation Committee annually reviews the compensation and, periodically, pension, insurance and other benefits of the members of the Executive Committee. The benchmarks used are a set of relevant, comparable companies and markets that are selected to provide the best representation of the labor markets and industries in which Syngenta competes for top talent. In 2011, the peer groups were as follows:

–
Swiss Group: 14 comparable companies headquartered in Switzerland, which included 11 relevant SMI companies, two SMI Expanded companies and one SMIM company. Financial institutions and insurance companies were excluded.

–
Pan-European Group: 26 companies selected from the FT Euro 500 list. These companies operate within the following industry sectors: 10 chemical, six consumer goods, two pharmaceutical, two aerospace, two other industrial and four other industry. All have significant R&D operations and represent a well balanced mix of comparable companies, encompassing in size a range from 40 to 250 percent of Syngenta. The measures of size used to select the peer companies are total revenues, earnings before interest, tax, depreciation and amortization (EBITDA), enterprise value, total assets, market capitalization and the number of employees.

–
North America Group: 21 comparable companies (19 USA and two Canada). These are companies in the agribusiness, pharmaceutical, chemical and biotechnical industries. The same selection criteria as for the Pan-European Group apply.

The compensation of members of the Board of Directors of Syngenta is determined by reference to the Swiss peer group.

The Board of Directors and the Compensation Committee currently consult with an external provider on compensation policy matters, benchmarking of the Executive Committee and Board of the Directors and other relevant compensation-related market information. When necessary, other independent compensation advisors are consulted. In addition, support and expertise are provided by internal compensation experts, including the Global Head of Human Resources and Global Head of Compensation and Benefits.

Taking into account the market data, the performance of the business and individuals, and the recommendation of the external advisor, the Compensation Committee exercises judgment to determine the appropriate compensation levels of the Executive Committee.

Compensation elements
Syngenta’s total compensation package includes:

–	fixed compensation – base salary

–	variable compensation – short-term incentive plans and, for selected leaders, long-term incentive plans

–	benefits (including all insured benefits and pension/retirement plans).

Fixed compensation
Fixed compensation is represented as annual base salary paid in cash, typically on a monthly basis and set by reference to the:

–	size and scope of the job

–	external market value of the job

–	level or grade to which the job is assigned

–	skills, experience and performance of the employee.

To ensure market competiveness, base salaries are subject to review every year by considering factors such as Company affordability, benchmark data, market movement, economic environment and individual performance.

In addition, certain employees may receive customary cash allowances for expenses and, if applicable, housing, relocation or transition assistance as part of an international transfer.

Variable compensation
Variable compensation consists of short-term and, for selected leaders, long-term incentives. Both are linked to financial and individual performance. Variable compensation is determined by the level and scope of the individual’s job, as well as the external market value of the respective job, the location, business performance and individual performance. It may be granted in cash, shares, restricted stock units and/or stock options. Equity-based compensation is subject to a three-year vesting period.

Short- and long-term incentive awards are based on pre-defined performance measures. They are only awarded if the employee or executive fully meets the performance objectives. Details of the various short- and long-term incentive plans are provided in the following sections.

Table 1. Fixed and variable compensation

	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All employees	Description	Linkage to compensation principles
Fixed compensation
Fixed pay	•	•	•	•	•	Cash – all employees Members of the Board may opt for cash and/or shares	Attract and retain high quality employees; reference to relevant markets and comparable companies
Variable compensation
Short-Term Incentive (STI)			•	•	•	Cash – all employees	Performance-based compensation
Deferred Share Plan (DSP)			•	•		For senior management and Executive Committee, deferred share awards or shares and matching shares1	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Long-Term Incentive Plan (LTI)			•	•		For senior management and Executive Committee, stock options and RSUs	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Sales Incentive Plan (SIP)				•	•	Cash – sales employees only	Performance-based compensation
Employee Share Purchase Plan (ESPP)			•	•	•	Plan for all Switzerland-based Syngenta employees: share purchase up to CHF 5,0002.– p.a. at 50 percent discount rate3	Identification with and commitment towards Company

1	In Switzerland, employees are offered a choice of share awards or shares under the DSP and in all other countries, share awards. For purposes of this report, both are referred to as “share awards”
2	Equivalent to US$5,682 using the average exchange rate for 2011 of 0.88 CHF per US$.
3	Employee Share Purchase Plans are also established in many other countries

Short-Term Incentive (STI)
The STI is an annual discretionary award paid in cash for all eligible employees.

STI targets for managers and Executive Committee members
Individuals are granted an STI award as a percentage of their base salary.

STI targets (as a percentage of base salary)
Management1	25%
Senior Management1	30%–40%
Executive Committee	50%
Chief Executive Officer	80%
1	Higher target percentages apply to managers and senior managers in the USA

STI award for employees and managers below the Executive Committee
For employees and managers below the Executive Committee, the STI award weights equally Company financial results and individual performance. This variable compensation allows employees to participate in the Company’s success while being rewarded for their individual performance. Personal objectives are set as part of the annual performance management program. Financial targets are also set on an annual basis and may include measures such as Group net income, business value added, EBITDA, etc.

At the end of the incentive year both individual and financial performance are assessed, and actual achievement is compared with the targets set at the beginning of the year. The assessment of individual performance results in a performance rating which is used to determine an individual percentage award for STI purposes. The assessment of financial performance is formula-driven, i.e. actual achievement against target determines the STI percentage award.

Both the individual and financial percentage awards can range from zero to 200 percent of the STI target. The STI payout is therefore limited to two times the target award. In addition, the STI payout at all levels is contingent upon the annual Group net income (GNI) reaching a threshold of 85 percent of the target budget.

STI award for Executive Committee members
For Executive Committee members, a greater emphasis is placed on the achievement of financial results. Group financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance. The Group financial performance measures are earnings per share (EPS) and return on invested capital (ROIC) of the Group.

The methodology and conditions of STI awards for members of the Executive Committee are identical to all other employees.

Deferred Share Plan (DSP)
The DSP is an additional long-term incentive for members of the Executive Committee and selected senior managers to further align their interest with shareholders by converting part of their STI into Syngenta share awards with a blocking period of three years and thus be fully exposed to the share value development over this period. In return, subject to continued employment with Syngenta at expiry of the blocking period, Syngenta matches at that time each deferred share award on a one-for-one basis with an additional share, thus doubling the total number of shares received by the employee. The DSP requires a mandatory percentage of the STI to be deferred. A participant may voluntarily defer a further portion of the STI into share awards.

STI subject to deferral	Mandatory	Voluntary	Maximum
Management	0%	20%	20%
Senior Management	10%–30%	20%–40%	50%
Executive Committee	40%	40%	80%
Chief Executive Officer	40%	40%	80%

The Compensation Committee determines the value of a share award at the grant date by reference to the market price of the Syngenta share. The number of share awards is calculated based on the closing share price at grant date and the amount of STI eligible for deferral (mandatory and any voluntary amount). The calculation is made by applying the following formula:

Number of share awards = (mandatory deferral percent + voluntary deferral percent) x STI award divided by the closing share price at the grant date.

The matching of the share awards is subject to continued employment with Syngenta until after the expiration of the three-year deferral period. If retirement age is reached prior to expiration of the deferral period, the conversion of share awards and matching is accelerated.

Long-Term Incentive (LTI)
LTI is designed to reward leadership, innovation and performance by providing participants with equity-based incentives that link the potential amount of total compensation to Syngenta’s market value (share price) and aligns participants’ rewards more closely with the long-term interests of the Company’s shareholders.

Participants are granted an LTI award as a percentage of their base salary, multiplied by their performance rating which is based on the achievement of individual performance objectives as well as the Company’s annual financial performance.

LTI targets (as a percentage of base salary)
Management1	20%
Senior Management1	25%–40%
Executive Committee	60%
Chief Executive Officer	100%
1	Higher target percentages apply to managers and senior managers in the USA

Depending on the performance achieved against the relevant targets, the individual awards may be lower or higher than the target and can range from zero to 150 percent of the target incentive. The maximum LTI award is therefore limited to 1.5 times the target award.

Participants receive 50 percent of their LTI in the form of stock options and 50 percent in Restricted Stock Units (RSUs). Both are subject to a three-year vesting period.

Granting equal allocations of stock options and RSUs balances the advantages and risks of these instruments. The awards allow participants to benefit from increases in the stock price over time; however participants are equally exposed to decreases in the stock price.

Stock options: Syngenta stock options represent the right to purchase Syngenta shares at a fixed price for a defined period of time. The number of options awarded is calculated by dividing the relevant portion of the LTI award by the option value at the grant date. The option value is determined using the Black-Scholes-Merton formula, a commonly accepted stock option pricing method. The exercise price of the options is set equal to the closing share price at the grant date. Stock options granted vest after three years of continued employment with Syngenta and are exercisable for a period of seven years from the vesting date.

RSUs: Syngenta RSUs represent the right to receive Syngenta shares at nil cost at the end of a three-year vesting period, subject to continued employment with Syngenta. The number of RSUs awarded is calculated by dividing the relevant portion of the LTI award by the closing share price at the grant date. At vesting, RSUs convert to shares based on the Syngenta closing share price on the vesting date.

For both stock options and RSUs if retirement age is reached prior to expiration of the vesting period, vesting is accelerated.

Sales Incentive Plans
Sales Incentive Plans are designed for sales employees. They offer these employees the opportunity to be compensated for individual and team success, based on performance achieved against sales targets.

No member of the Executive Committee participates in a Sales Incentive Plan.

Employee Share Purchase Plan (ESPP)
The ESPP provides employees with the opportunity to become Syngenta shareholders through the purchase of Syngenta shares at a preferential price.

The Swiss ESPP allows participants to purchase shares at 50 percent of the share price at the date of grant, up to a maximum value of CHF 5,000 (equivalent to US$5,682 using the average exchange rate for 2011 of 0.88 CHF per US$). These shares are subject to a blocking period of three years. Regulations of the Swiss ESPP allow all employees in Switzerland, including members of the Executive Committee, to be eligible to participate in the ESPP.

Where reasonably possible, similar all employee share purchase plans are in operation in other countries, taking into account local practices, tax and legal requirements.

Benefits
Benefits consist mainly of pension, insurance and healthcare plans designed to provide a reasonable level of security for all employees and their dependents in respect to retirement, health, disability and death in service. The level of benefits is subject to country-specific laws, regulations and market practice. Other benefits that may be paid according to local market practice include long-service awards and perquisites. Employees of all levels who are on an international assignment may also receive benefits in line with the Syngenta International Assignment Policy.

Compensation structure
The compensation elements described in the Compensation Report refer primarily to Switzerland and to senior executives. Although many of the elements are operated consistently on a global basis, local market variations apply.

Correlation between fixed and variable compensation, and between cash and equity-based compensation for members of Executive Committee (including Chief Executive Officer)
The correlation between fixed and variable compensation is as follows:

Table 2. Fixed and variable compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive [%]	Maximum incentive [%]	Target incentive [%]	Maximum incentive [%]
Fixed compensation	100	100	100	100
Variable compensation	150	270	244	438
Total	250	370	344	538

Table 2 shows that variable compensation at both target and maximum level forms a higher proportion of total compensation than fixed compensation.

Total compensation is split between cash and equity-based components as follows:

Table 3. Cash and equity-based compensation

	Members of the Executive Committee		Chief Executive Officer
	Target incentive [%]	Maximum incentive [%]	Target incentive [%]	Maximum incentive [%]
Cash compensation	44	32	34	25
Equity-based compensation	56	68	66	75
Total	100	100	100	100
100 percent in table 3 are equal to 250/370/344/538 percent in table 2, respectively

Table 3 shows that equity-based compensation at both target and maximum level is greater than cash compensation. Members of the Executive Committee are therefore highly exposed to share price movements, which reinforces a focus on the long-term success of Syngenta and aligns their interests with those of the Syngenta shareholders.

Compensation governance

The Compensation Committee of the Board of Directors is the supervisory and governing body for the Syngenta compensation policy and practices for members of the Executive Committee and members of the Board of Directors. It has the responsibility to propose, determine and review compensation and benefits in accordance with the authorization levels set out below. The Committee consists of four independent non-executive Directors. The Committee does not include any members with interlinked company mandates. The Chief Executive Officer (CEO) is invited to meetings of the Committee except when his own compensation is reviewed. The Chairman and the Vice Chairman do not attend the meeting when the Committee reviews and agrees proposals for the Board of Directors covering their own compensation.

Compensation-related decisions are governed as follows:

Table 4. Authorization levels

Topic	Recommendation	Decision-making authority
Compensation of the Chairman	Compensation Committee	Board of Directors
Compensation of non-executive Directors	Compensation Committee	Board of Directors
Compensation of the CEO	Compensation Committee	Board of Directors
Compensation of other members of the Executive Committee	CEO	Compensation Committee
STI and LTI awards for the CEO	Compensation Committee	Board of Directors
STI and LTI awards for other members of the Executive Committee	CEO	Compensation Committee

The Compensation Committee reviews annually the compensation policies and systems applicable to members of the Executive Committee as well as non-executive Directors of the Company, and makes recommendations to the Board of Directors. The Compensation Committee also has responsibility for any decision in respect of pensions, insurance and other benefits for members of the Executive Committee (excluding the CEO, for which the Board of Directors has responsibility). Furthermore, it has the authority to make decisions with regard to any material pension or insurance plans of the Company and any shareholding and compensation program that involves the use of equity.

The Chairman of the Compensation Committee submits the Committee’s recommendations in respect of the annual compensation of the Chairman and all members of the Board, including the CEO, to the entire Board for approval. At the same time, he informs the entire Board of Directors of the process and outcome of the resolutions adopted by the Compensation Committee with regard to the compensation of the other members of the Executive Committee based on the CEO’s recommendations. In the event of termination or recruitment of Executive Committee members during the year, the Chairman of the Compensation Committee informs the Board of Directors of resolutions adopted or requests approval of recommendations as applicable. On an ongoing basis, he informs the Board of Directors of any material business or resolutions adopted by the Compensation Committee.

Compensation of the Board of Directors and the Executive Committee

Compensation of non-executive Directors
Non-executive Directors receive an annual fee. This consists of a basic fee for services to the Board and an additional fee for individual assignments to committees of the Board. No variable compensation is paid to non-executive Directors.

Non-executive Directors have the option to receive part of their annual fee in the form of shares that are either freely tradable or blocked from trading for five years. This option exists in order to reinforce their focus on Syngenta’s long-term, sustainable success and align their interests with those of shareholders. Shares are granted once a year. The grant value of a Syngenta share is the market price at the grant date.

Table 5. Annual fees for non-executive Directors

Function	Annual fee1
Base fees:
Chairman of the Board	1,818,182
Vice-Chairman of the Board	426,136
Member of the Board	244,318
Additional fees 2:
Member of the Chairman’s Committee	113,636
Head of the Audit Committee	125,000
Member of the Audit Committee	34,091
Head of the Compensation Committee	96,591
Member of the Compensation Committee	28,409
Member of the Corporate Responsibility Committee	22,727
Chairman of the Science and Technology Advisory Board	22,727
1
All fee amounts are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2011. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05). The exchange rate movement from 2010 to 2011 increased reported US dollar compensation amounts by 19 percent over what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2	No additional fees are payable to the Chairman and the Vice-Chairman

Compensation of the Chairman
The non-executive Chairman of the Board receives a predefined annual fee, but no variable compensation. The annual fee is paid partly in cash and partly in a mandatory portion of restricted shares. The value of the fixed share portion is equal to one-third of the net fee (after tax and social security charges). The grant value of a Syngenta share is the market price at the grant date. The shares are blocked from trading for a period of three years. In addition, the Chairman receives certain benefits such as assistance with headquarters’ housing, commuting and tax services (see Table 6a for details).

Following his re-election at the AGM 2011, and due to a reduction of his time commitment, the annual fee for the Chairman (cash and shares) has been adjusted from CHF 2,350,000 to CHF 1,600,000 p.a. effective from May 2011 (equivalent to US$ 2,670,455 to US$1,818,182 using the average exchange rate for 2011 of 0.88 CHF per US$).

Compensation of the CEO
The CEO is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of 2011 compensation for members of the Executive Committee.

Compensation of former Directors
In 2011, no compensation was paid to any former non-executive or executive Director.

2011 Compensation of the Board of Directors

Table 6a. Compensation of non-executive Directors in 2011

Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company paid social security cost	Total annual cost
Martin Taylor	1,752,192	–	350,081	–	1,103	1,103	174,668	2,276,941	–	2,276,941
Stefan Borgas	83,523	–	195,138	–	612	612	–	278,661	14,993	293,654
Peggy Bruzelius	369,318	–	–	–	–	–	–	369,318	81,951	451,269
Pierre Landolt2	13,978	253,168	–	794	–	794	–	267,146	17,428	284,574
David Lawrence	144,886	145,077	–	455	–	455	–	289,963	–	289,963
Peter Thompson	278,409	–	–	–	–	–	–	278,409	–	278,409
Jacques Vincent	68,234	204,703	–	642	–	642	–	272,937	–	272,937
Rolf Watter	178,977	–	179,195	–	562	562	–	358,172	20,374	378,546
Felix A. Weber	340,909	–	–	–	–	–	–	340,909	22,180	363,089
Jürg Witmer	426,136	–	–	–	–	–	–	426,136	27,669	453,805
Total	3,656,562	602,948	724,414	1,891	2,277	4,168	174,668	5,158,592	184,595	5,343,187

1	Housing, commuting and tax services, including refund of relevant tax (cash)
2	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee
All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2011. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05). The exchange rate movement from 2010 to 2011 increased reported US dollar compensation amounts by 19 percent over what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 6b. Compensation of non-executive Directors in 2010

Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company paid social security	Total annual cost
Martin Taylor	1,855,479	–	382,616	–	1,489	1,489	222,880	2,460,975	–	2,460,975
Stefan Borgas	67,143	–	156,692	–	621	621	–	223,835	11,818	235,653
Peggy Bruzelius	300,000	–	–	–	–	–	–	300,000	76,170	376,170
Pierre Landolt2	10,922	203,371	–	806	–	806	–	214,293	13,731	228,024
David Lawrence	116,667	116,825	–	463	–	463	–	233,492	31,212	264,704
Peter Thompson	111,905	112,031	–	444	–	444	–	223,936	–	223,936
Jacques Vincent	53,576	160,730	–	637	–	637	–	214,306	–	214,306
Rolf Watter	145,238	–	145,337	–	576	576	–	290,575	16,246	306,821
Felix A. Weber	261,905	–	–	–	–	–	–	261,905	16,759	278,664
Jürg Witmer	342,857	–	–	–	–	–	–	342,857	21,908	364,765
Total	3,265,692	592,957	684,645	2,350	2,686	5,036	220,880	4,766,174	187,844	4,954,018
1	Housing, commuting and tax services, including refund of relevant tax (cash)
2	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee
All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2010. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2010 is 1.05. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2011 Compensation of members of the Executive Committee

In 2011, the members of the Executive Committee, including the CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in Table 7 below.

In 2011, the CEO received the highest total compensation; his compensation is reported in Table 8.

Tables 7 and 8 show in the column “compensation 2010” the number of share awards, RSUs and stock options that were granted on February 24, 2011, for the year 2010 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2010 report and are disclosed retroactively in this 2011 report. As a consequence, the actual values of the granted share awards, stock options and RSUs differ slightly from the values reported in 2010. This is because the number of share awards, stock options and RSUs at grant is rounded to the next whole numbers of units.

Compensation paid in 2010 to former members of the Executive Committee consisted of US$ 38,517 of pension, insurance and benefits in kind, and US$ 2,890 of Company social security cost. No compensation was paid in 2011 to former members of the Executive Committee.

Table 7. Compensation for members of the Executive Committee (a total of 8 people in 2011)

	Number of units		Values
Compensation elements	2011	2010	2011	2010
Fixed compensation in cash			7,699,967	6,001,983
Allowances in cash			252,297	324,781
STI compensation in cash1			2,040,131	856,110
Total compensation in cash			9,992,395	7,182,874
DSP deferred shares2, 3, 4	–	8,503	6,032,909	2,499,963
DSP matching shares2, 3, 5	–	8,503	6,032,909	2,499,963
LTI options2, 3, 6	–	46,269	3,856,534	2,781,869
LTI RSU2, 3, 7	–	9,465	3,856,534	2,782,800
ESPP shares	126	119	19,477	15,878
Insurance, pension costs			1,899,152	1,545,388
Benefits in kind8			161,389	190,006
Total compensation			31,851,299	19,498,741
Company social security cost9			960,815	648,966

Compensation related to earlier years
DSP matching shares10	7,979	5,754	2,851,586	1,537,688
Company social security cost			339,919	210,208
Notes refer to 2011 unless other years are indicated.
1	Short-term incentive in cash, payable in 2012 for 2011
2	The numbers of deferred shares, matching shares, options and RSUs for 2010 were granted on February 24, 2011, after the preparation of the 2010 report
3
The numbers of shares, options and RSUs at grant for 2010 were rounded to the next whole number, consequently the values actually granted therefore differ slightly from the values disclosed in the 2010 report

4	Short-term incentive in deferred shares or share awards, which will be granted in 2012 for 2011 (the number of shares is not determined at the time of preparing this report)
5	Actual value of DSP matching shares, which will be granted in 2015 (the number of shares is not determined at the time of preparing this report)
6	Long-term incentive in options, which will be granted in 2012 for 2011 (the number of options is not determined at the time of preparing this report)
7	Long-term incentive in RSUs, which will be granted in 2012 for 2011 (the number of RSUs is not determined at the time of preparing this report)
8	Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)
9	Due to the rounding of allocated units (see footnote 3), the cost differs slightly from the value disclosed in the 2010 report
10	Matching shares, which were granted in 2011 for 2007
All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented for 2011 and 2010 have been converted into US dollars using the average currency exchange rate in effect during each respective year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05). The exchange rate movement from 2010 to 2011 increased reported US dollar compensation amounts by 19 percent over what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 8. Highest compensation for a member of the Executive Committee

	Number of units		Values
Compensation elements	2011	2010	2011	2010
Fixed compensation in cash			1,681,824	1,252,389
Allowances in cash			107,490	103,941
STI compensation in cash1			529,091	206,555
Total compensation in cash			2,318,405	1,562,885
DSP deferred shares2, 3, 4	–	2,812	2,116,364	826,755
DSP matching shares2, 3, 5	–	2,812	2,116,364	826,755
LTI options2, 3, 6	–	15,207	1,278,409	914,303
LTI RSU2, 3, 7	–	3,110	1,278,409	914,370
ESPP shares	18	17	2,783	2,269
Insurance, pension costs			468,947	380,556
Benefits in kind8			51,289	23,354
Total compensation			9,630,970	5,451,247
Company social security cost9			267,666	153,466

Compensation related to earlier years
DSP matching shares10	1,652	1,404	590,402	375,202
Company social security cost			51,020	113,599
Notes refer to 2011 unless other years are indicated.
1	Short-term incentive in cash, payable in 2012 for 2011
2	The numbers of deferred shares, matching shares, options and RSUs for 2010 were granted on February 24, 2011, after the preparation of the 2010 report
3	The numbers of shares, options and RSUs at grant for 2010 were rounded to the next whole number, the values actually granted therefore differ slightly from the values disclosed in the 2010 report
4	Short-term incentive in deferred shares or share awards, which will be granted in 2012 for 2011 (the number of shares is not determined at the time of preparing this report)
5	Actual value of DSP matching shares, which will be granted in 2015 (the number of shares is not determined at the time of preparing this report)
6	Long-term incentive in options, which will be granted in 2012 for 2011 (the number of options is not determined at the time of preparing this report)
7	Long-term incentive in RSUs, which will be granted in 2012 for 2011 (the number of RSUs is not determined at the time of preparing this report)
8	Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)
9	Due to the rounding of allocated units and the related value (see footnote 3), the cost differs slightly from the value disclosed in the 2010 report
10	Matching shares, which were granted in 2011 for 2007
All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented for 2011 and 2010 have been converted into US dollars using the average currency exchange rate in effect during each respective year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05). The exchange rate movement from 2010 to 2011 increased reported US dollar compensation amounts by 19 percent over what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2011 Holding of shares and options by members of the Board of Directors and the Executive Committee

Table 9. Holding of shares of non-executive Directors* at December 31, 2011 and 2010

	Number of unrestricted shares		Number of restricted shares		% voting rights
Non-executive Directors	2011	2010	2011	2010	2011	2010
Martin Taylor	8,298	6,622	4,425	4,998	< 0.1%	< 0.1%
Stefan Borgas	–	–	1,655	1,043	< 0.1%	< 0.1%
Peggy Bruzelius	2,464	2,464	–	–	< 0.1%	< 0.1%
Pierre Landolt1	8,319	7,525	509	509	< 0.1%	< 0.1%
David Lawrence	11,705	11,226		24	< 0.1%	< 0.1%
Peter Thompson2	1,298	1,298	–	–	< 0.1%	< 0.1%
Jacques Vincent	4,098	3,456	–	–	< 0.1%	< 0.1%
Rolf Watter	2,053	1,857	2,443	2,077	< 0.1%	< 0.1%
Felix A. Weber	440	23	990	1,407	< 0.1%	< 0.1%
Jürg Witmer	4,500	3,000	256	549	< 0.1%	< 0.1%
Total unrestricted/restricted shares	43,175	37,471	10,278	10,607	< 0.1%	< 0.1%
Total shares	53,453	48,078
	Number of unrestricted ADS		Number of restricted ADS		% voting rights
	2011	2010	2011	2010	2011	2010
Peter Thompson ADS2	5,000	7,000	–	–	< 0.1%	< 0.1%
Total ADS	5,000	7,000	–	–	< 0.1%	< 0.1%
1	According to Pierre Landolt and the Sandoz Family Foundation, of the total amounts 7,469 shares were held by the Foundation at December 31, 2011, and 7,184 were held at December 31, 2010
2	Peter Thompson holds shares and ADS
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10a. Holding of shares by members of the Executive Committee* at December 31, 2011

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Michael Mack	14,896	11,200	<0.1%	–	11,146	9,679	46,921
Alejandro Aruffo	4,024	516	< 0.1%	2,764	3,226	2,171	12,701
John Atkin	12,976	4,944	< 0.1%	–	4,890	3,980	26,790
Robert Berendes	3,856	324	< 0.1%	1,473	1,778	2,849	10,280
Christoph Mäder	3,661	2,308	< 0.1%	–	2,254	2,367	10,590
Mark Peacock	24	54	< 0.1%	3,094	3,094	2,416	8,682
Davor Pisk	2,865	3,476	< 0.1%	–	3,422	2,802	12,565
John Ramsay	768	3,528	< 0.1%	–	3,474	2,812	10,582
Total Executive Committee shares	43,070	26,350	< 0.1%	7,331	33,284	29,076	139,111
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10b. Holding of shares by members of the Executive Committee* at December 31, 2010 (Table 11a in 2010 report)

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Michael Mack	10,448	10,046	<0.1%	–	9,986	7,689	38,169
Alejandro Aruffo	2,000	522	< 0.1%	1,918	2,380	3,327	10,147
John Atkin	18,869	3,724	< 0.1%	1,958	5,622	3,998	34,171
Robert Berendes	1,184	1,257	< 0.1%	1,031	2,269	2,717	8,458
Christoph Mäder	3,949	2,583	< 0.1%	–	2,523	2,304	11,359
Mark Peacock	42	60	< 0.1%	3,418	3,418	2,388	9,326
Davor Pisk	4,020	3,007	< 0.1%	–	2,966	2,264	12,257
John Ramsay	2,561	3,656	< 0.1%	–	3,596	2,476	12,289
Total Executive Committee shares	43,073	24,855	< 0.1%	8,325	32,760	27,163	136,176
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11a. Holding of options by non-executive Directors* at December 31, 2011

Year of allocation	2005	2004	2004	2003	2002
Underlying equity	Share	ADS	Share	Share	Share
Term (years)	10	11	11	11	11
Exercise period (years)	7	8	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	127.38		89.30	59.70	98.00
Exercise price USD		14.53
Vesting status	All vested
Options held at December 31, 2011:
Martin Taylor	–	–	–	–	–
Stefan Borgas	–	–	–	–	–
Peggy Bruzelius	–	–	–	–	–
Pierre Landolt1	3,532	–	4,484	2,652	1,713
David Lawrence2	–	–	–	–	–
Peter Thompson3	1,363	6,560	–	2,652	1,713
Jacques Vincent	–	–	–	–	–
Rolf Watter	1,682	–	–	–	–
Felix A. Weber	1,615	–	2,050	2,121	3,425
Jürg Witmer	–	–	–	–	–
Totals by grant year	8,192	6,560	6,534	7,425	6,851
Total options on ADS	6,560
Total options on shares	29,002
After 2005 no options were granted to non-executive Directors.
1	According to Pierre Landolt and the Sandoz Family Foundation, all options are held by the Foundation
2	David Lawrence received options as a former member of the Executive Committee
3	Peter Thompson holds options and ADS
*Including related parties, Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11b. Holding of options by non-executive Directors* at December 31, 2010 (Table 12a in the 2010 report)

Year of allocation	2008	2005	2004	2004	2003	2002
Underlying equity	Share	Share	ADS	Share	Share	Share
Term (years)	10	10	11	11	11	11
Exercise period (years)	7	7	8	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	301.50	127.38		89.30	59.70	98.00
Exercise price USD			14.53
Vesting status	All vested
Options held at December 31, 2010:
Martin Taylor	–	–	–	–	–	–
Stefan Borgas	–	–	–	–	–	–
Peggy Bruzelius	–	–	–	–	–	–
Pierre Landolt1	–	3,532	–	4,484	2,652	1,713
David Lawrence2	3,225	–	–	–	–	–
Peter Thompson3	–	1,363	6,560	–	2,652	1,713
Jacques Vincent	–	–	–	–	–	–
Rolf Watter	–	1,682	–	–	–	–
Felix A. Weber	–	1,615	–	2,050	2,121	3,425
Jürg Witmer	–	–	–	–	–	–
Totals by grant year	3,225	8,192	6,560	6,534	7,425	6,851
Total options on ADS	6,560
Total options on shares	32,227
After 2005 no options were granted to non-executive Directors.
1	According to Pierre Landolt and the Sandoz Family Foundation, all options were held by the Foundation
2	David Lawrence received options as a former member of the Executive Committee
3	Peter Thompson holds options over shares and ADS
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 12a. Holding of options by members of the Executive Committee* at December 31, 2011

Year of allocation1	2011	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	308.71	283.70	233.43	301.50	226.70	185.00	127.38	89.30
Vesting status	Unvested				Vested
Options held at December 31, 2011:
Members of the Executive Committee
Michael Mack	15,207	12,398	16,426	4,669	6,075	7,077	–	–
Alejandro Aruffo	4,128	3,440	2,381	–	–	–	–	–
John Atkin	6,114	5,127	6,843	5,292	–	–	–	–
Robert Berendes	4,586	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Christoph Mäder2	3,518	3,304	3,920	2,739	3,993	4,915	–	–
Mark Peacock	3,639	3,276	4,055	2,988	–	–	–	–
Davor Pisk	4,586	3,739	4,435	1,666	–	–	–	–
John Ramsay	4,491	3,798	4,506	2,431	2,453	3,059	986	–
Totals by grant year	46,269	38,671	47,356	23,147	14,890	18,010	5,124	4,048
Total unvested options	132,296
Total vested options	65,219
Total options on shares	197,515
1	All options granted in 2003 and earlier years under the Company option plan have been exercised
2	Christoph Mäder holds in addition 42 warrants (exercise price CHF 53.40) over Syngenta shares from the time of the merger
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 12b. Holding of options by members of the Executive Committee* at December 31, 2010 (Table 13a in 2010 report)

Year of allocation1	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	283.70	233.43	301.50	226.70	185.00	127.38	89.30
Vesting status	Unvested			Vested
Options held at December 31, 2010:
Members of the Executive Committee
Michael Mack	12,398	16,426	4,669	6,075	7,077	–	–
Alejandro Aruffo	3,440	2,381	–	–	–	–	–
John Atkin	5,127	6,843	5,292	–	–	–	–
Robert Berendes	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Christoph Mäder2	3,304	3,920	2,739	3,993	4,915	–	–
Mark Peacock	3,276	4,055	2,988	2,023	2,212	–	–
Davor Pisk	3,739	4,435	1,666	2,360	2,031	–	–
John Ramsay	3,798	4,506	2,431	2,453	3,059	986	–
Totals by grant year	38,671	47,356	23,147	19,273	22,253	5,124	4,048
Total unvested options	109,174
Total vested options	50,698
Total options on shares	159,872
1	All options granted in 2003 and earlier years under the Company option plan have been exercised
2	Christoph Mäder holds in addition 42 warrants (exercise price CHF 53.40) over Syngenta shares from the time of the merger
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Contractual provisions, loans, additional benefits

The notice periods for members of the Executive Committee and the CEO are in accordance with market practice. All employment agreements with members of the Executive Committee and the CEO are subject to a notice period of 12 months. The agreements with the non-executive Directors are not subject to notice periods. Each agreement ends on expiry of the Directors’ term of office. The employment agreements with members of the Executive Committee, including the CEO, and the agreements with the members of the Board of Directors, including the Chairman, do not have any change of control clauses. Neither the Executive Committee agreements nor the Board of Directors agreements contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other termination events. In case the Chairman is removed from office by the Board of Directors prior to expiry of his term of office, he is entitled to a payment of one-fourth of the annual fee.

Syngenta’s focus on the long-term performance and growth of the Company and alignment of employee and shareholder interests is underpinned by members of the Executive Committee and other executives and senior managers receiving a large portion of their variable annual compensation in share awards, RSUs and stock options, which must be held for a full three years before vesting.

Under the rules of the plans, a minimum of 67 percent of an Executive Committee member’s total variable compensation is paid in the form of equity-based awards. This percentage increases if the Executive opts to defer an additional percentage of their annual STI award. The members of the Executive Committee have substantial shareholdings accumulated over a number of years. These are disclosed in Tables 10a and 12a.

In 2011, no severance payments were made to former Directors or members of the Executive Committee, and no loans or credits were granted to active or former Directors or members of the Executive Committee, or parties related to them. In addition, at December 31, 2011, there are no such loans or credits outstanding.

In the event of fraud or serious misconduct, the Company reserves the right to dismiss with immediate effect. Furthermore the claw-back of equity-based compensation will be considered by the Compensation Committee on a case-by-case basis and will be enforced as permitted under Swiss law (or any other applicable law). If warranted, all outstanding LTI awards and DSP share awards will lapse with immediate effect.

In 2011, no guarantees, pledges, collateral, promises or other forms of liabilities were entered into with third parties to the benefit of non-executive Directors or members of the Executive Committee, or parties related to them and, at December 31, 2011, there are no such liabilities outstanding.

In 2011, no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled and, at December 31, 2011, no such items are outstanding.

In 2011, no compensation was paid to any active Director or member of the Executive Committee for other services provided and, at December 31, 2011, no such payment is outstanding.

Valuation and accrual principle

The “accrual basis” is applied to all elements of compensation including STI and LTI awards. These awards are disclosed in the report of the year for which they are paid. The STI and LTI awards in this 2011 report relate to performance and results in 2011, and will be paid in 2012 or later. This is in line with the accrual principle as requested by relevant guidelines. The number of equity units to be granted for 2011 will be determined after the editorial deadline of this report. As a result, while the compensation amount is known and included, the numbers of share awards, RSUs and stock options to be issued for this amount is not determined and not included in this report.

The number of equity units that were granted for 2010 had been determined after the editorial deadline of the relevant report. For that reason, the actual numbers of share awards, RSUs and stock options awarded for 2010 are included in this 2011 report (see Tables 7 and 8).

The share awards for the incentive year 2011 granted under the DSP in 2012 will be matched in 2015 if the vesting condition is met. In this report, the same value as determined for the deferral of share awards in 2012 is used to state the value of the expected matching of share awards in 2015.

Some exceptions to the “accrual principle” apply to personal tax services, which the Company has paid for some members of the Executive Committee and the Chairman of the Board of Directors. Tax compliance services typically lag behind the year of compensation by one or more years. The amounts payable for services that relate to employment income 2011 cannot be determined at this time.

All reported amounts set out in this Compensation Report 2011 are gross values, i.e. before the deduction of applicable tax, social security contributions or any other statutory charges. When referring to benefits in kind, the benefit received is also stated at its gross value, i.e. before the deduction of applicable tax, social security or any other applicable charges. The Company’s cost for social security contributions on all of these elements is stated separately.

Benefits in kind are typically reported at the value of the cost to the Company. No benefits in kind are provided which require a fair market evaluation or a theoretical value.

In Note 24 to the Syngenta Group consolidated financial statements in Item 18, the amount disclosed for equity-settled awards is the expense recognized for the period calculated in accordance with IFRS 2 “Share Based Payment”. In this report, the same equity-settled awards are disclosed as the values at grant date and consequently differ. Cash-settled awards are disclosed in accordance with the year for which they are paid.

Employees of Syngenta

Year 2011

Syngenta had approximately 26,300 permanent employees as of December 31, 2011.  Approximately 18 percent of these were in North America, 18 percent in Latin America, 18 percent in Asia Pacific and the remaining 46 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ending December 31, 2011 was approximately as follows:

Production	41%
Research and development	18%
Marketing and distribution	28%
Administration and general overhead	13%

In several countries, part of the workforce is unionized or represented by works councils. Syngenta’s relationships with its unions and other employee organizations are generally good and there have been no significant industrial disputes over the past five years at any of Syngenta’s major business locations.

Year 2010

Syngenta had approximately 26,300 permanent employees as of December 31, 2010.  Approximately 18 percent of these were in North America, 16 percent in Latin America, 18 percent in Asia Pacific and the remaining 48 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ending December 31, 2010 was approximately as follows:

Production	40%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	12%

Year 2009

Syngenta had approximately 26,200 permanent employees as of December 31, 2009.  Approximately 19 percent of these were in North America, 16 percent in Latin America, 17 percent in Asia Pacific and the remaining 48 percent in Europe, Africa and Middle East.

The functional distribution of our employees for the year ending December 31, 2009 was approximately as follows:

Production	41%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	11%

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2011, based on information available to the Company is 0.38 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than one percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation, shareholdings and loans”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A - Major Shareholders

During 2011, the Company made the following notifications for holdings of 3 percent or more of the total share capital or of the voting rights of Syngenta AG:

Name and location of shareholder, nominee or ADS depositary	Date reaching, exceeding or falling below a threshold value	Notified number of shares	Notified holding in %
BlackRock, Inc., New York	October 14, 2011	4,746,2591	5.06%1
BlackRock, Inc., New York	November 9, 2011	4,734,8042	5.05%2
The Capital Group Companies, Inc., Los Angeles	December 9, 2011	9,230,148	9.84%3

1 Holding in percent of Syngenta’s share capital (thereof 4,694,483 shares=5.00%, and 51,776 CFDs4=0.06%)
2 Holding in percent of Syngenta’s share capital (thereof 4,668,816 shares=4.98%, and 65,988 CFDs4=0.07%)
3 Voting rights in percent of Syngenta’s share capital for shares owned by accounts under the discretionary investment management of Capital Group companies

4 CFDs = Contracts for Difference, which are agreements to exchange the difference in value of a share between the time at which a contract is opened and the time at which it is closed. CFDs do not provide the holder thereof with voting rights.

BlackRock, Inc. had previously reported share holdings of 3.84 percent in December 2009.

Since 2009, The Capital Group Companies, Inc. has reported the following share holdings: 5.01 percent in July 2009, 4.99 percent in September 2009 and 5.17 percent in November 2009. In 2010, The Capital Group Companies, Inc. notified a holding of 12.28 percent of voting rights in the Company, granted to a Capital Group subsidiary by funds under management that previously voted proxies independently.

In the reporting period, no other party disclosed a notifiable holding in the share capital of Syngenta AG. Therefore, to the Company’s knowledge the following holding of 3 percent or more in the Syngenta share capital, as already reported and disclosed in the Annual Report on Form 20-F for the years ended December 31, 2010 and 2009, is still valid:

Name and location of shareholder, nominee or ADS depositary	Date reaching, exceeding or falling below a threshold value	Notified number of shares	Notified holding in % of Syngenta’s share capital
The Growth Fund of Americas, Inc., Los Angeles	January 5, 2009	4,783,112	4.94%

Barclays Plc reported in May 2009 that its share holdings were 2,931,434 shares, or 3.02 percent of the total share capital and in September 2009 that its holdings had fallen to below 3 percent of total share capital.

The above major shareholders have the same voting rights as Syngenta’s other shareholders provided they are in compliance with the regulations of the Articles of Incorporation (article 5) and the related special provisions concerning nominee registrations.

As of January 31, 2012, Syngenta AG itself held 2,494,035 shares in treasury corresponding to 2.66 percent of the share capital.

As of January 31, 2012, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG.

To its knowledge, the Company is as of January 31, 2012 not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 31, 2012, 28,731,218 ADSs of Syngenta AG corresponding to 6.13 percent of the share capital and 10,646,871 ordinary shares of Syngenta AG corresponding to 11.4 percent of the share capital were held by a total of 1,836 registered holders domiciled in the United States.

ITEM 7B — Related Party Transactions

There were no related party transactions other than those described in Notes 14 and 24 to the consolidated financial statements in Item 18.

ITEM 7C — Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

Litigation matters
Holiday Shores. The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who have, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continues to be used in this litigation and in other proceedings referred to herein. The Holiday Shores Complaint alleges that the product atrazine and/or its degradant chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where atrazine has been applied has damaged the CWS’ property and contaminated its surface waters, used as a source of drinking water for Illinois. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the past and future costs of purchase, installation, maintenance and operation of granular activated carbon (“GAC”) filtration systems, costs of testing and monitoring for atrazine, punitive damages and attorneys’ fees. SCPI filed a Motion to Dismiss which in July 2008 was denied by the court (except as regards those parts of the Motion which sought dismissal of the punitive damage and remediation claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that Motion, Holiday Shores amended its Complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS.

Shortly before the hearing in February 2010 of SCPI’s Motion to Transfer the claims of those plaintiffs not located in Madison County to their home counties, plaintiffs’ counsel filed a voluntary dismissal of all of plaintiffs’ property damage-related claims, and based primarily on this action the judge in April 2010 entered an Order denying the Motion to Transfer. The hearing was held in June 2010, of a further Motion to Dismiss filed by SCPI, as well as a Motion to have the lawsuit stayed or dismissed without prejudice in the light of the filing of the parallel federal City of Greenville lawsuit described below. In August 2010, the judge issued an Order denying both of those Motions. The Plaintiffs filed a series of subpoenas against third parties, including growers’ associations, academic institutions and external advisers to SCPI, and SCPI, and a number of the recipients filed Motions to Quash those subpoenas. In September 2010, the judge issued an Order denying in part the Motions to Quash and ruling that information concerning SCPI and its relationship to those third parties, and communications between SCPI and those third parties were relevant and discoverable. An application for leave to appeal against this Order was filed with the judge, and in October 2010, the judge entered a further Order certifying certain questions for interlocutory appeal to the Illinois Fifth District Appellate Court and staying discovery on the issues which were the subject of the September 2010 Order pending resolution of any appeal. The application for leave to appeal was denied by the Appellate Court on January 13, 2011. SCPI then filed a writ regarding the matter with the Illinois Supreme Court which has also been denied. The case is now in the discovery phase and SCPI has filed answers to interrogatories as well as produced many pages of documents; depositions are sought to be scheduled by plaintiff’s counsel with seventeen current or former SCPI employees. No trial timetable has yet been defined for the lawsuit.

City of Greenville. In March 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v. Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six mid-Western states; an Amended Complaint filed late in March 2010 adds seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit essentially repeat those causes of action which have survived motion practice in Holiday Shores and seek compensatory and punitive damages for all past and future costs incurred by the plaintiffs in the removal of atrazine from raw water supplies, and certification of a class of all public water providers in the six states which use surface water as their water source and which have had consistently detectable levels of atrazine in their raw drinking water. SCPI in May 2010 filed a Motion to Dismiss the lawsuit on grounds including lack of standing and of cause of action and Syngenta AG on May 18, 2010 filed a Motion to Dismiss plaintiffs’ claims for lack of personal jurisdiction, in response to which plaintiffs in June 2010 filed a Motion for Leave to Conduct Jurisdictional Discovery to which the Court agreed. At a hearing held in July 2010 this Order was modified, the period for limited discovery was extended to October 26, 2010 and the deadline for plaintiffs’

responses to Syngenta AG’s Motion to Dismiss for lack of jurisdiction set to November 15, 2010. In September 2010 the Magistrate Judge issued an Order further amending the scope of jurisdictional discovery. In November 2010, the federal court judge issued a Memorandum and Order denying the Motion to Dismiss filed by SCPI save as to the claims in the Complaint of strict liability for manufacturing, marketing and selling an unreasonably dangerous product to the extent that those claims were asserted by two Indiana-based plaintiffs. In December 2010, plaintiffs filed their Opposition to Syngenta AG’s Motion to Dismiss for Lack of Personal Jurisdiction and a Motion to Strike parts of the Affidavits filed by Syngenta AG in support of its Motion, to which Syngenta AG filed its Reply on January 17, 2011. The Magistrate Judge ordered the parties to the lawsuit to take part in a settlement conference held on April 11, 2011 but this was unproductive. The oral argument on the Motion to Dismiss for lack of Personal Jurisdiction was held before the federal course judge on July 27, 2011. On November 23, 2011, the court denied Syngenta AG’s motion and on December 15, 2011, Syngenta AG filed a motion to reconsider, which is pending. Plaintiffs have also recently filed a Motion to Amend their Complaint in the lawsuit to add counts for Declaratory Judgment relief specifying that atrazine is harmful to human health, that atrazine is a defective product, and that Syngenta is responsible for reimbursing plaintiffs for all future costs that plaintiffs incur in testing for and removing atrazine from their water, and SCPI on October 10, 2011 filed a Motion to Dismiss the claims for declaratory relief. SCPI is in process of taking deposition evidence from representatives of the plaintiff CWS. On November 30, 2011, Syngenta filed motions for summary judgment on the claims of plaintiffs City of Greenville, Illinois and City of Marion, Kansas. In response on December 9, 2011, plaintiffs filed a motion to extend the time for them to respond to summary judgment motions until after they disclose on July 16, 2012 their experts on the merits of the case.

Depositions of fact witnesses for class certification must be completed by April 2, 2012. Plaintiffs’ class expert disclosures are due April 2, 2012 while defendants’ class expert disclosures are due May 2, 2012. Plaintiffs’ motion to class certification is due June 15, 2012. Plaintiffs’ trial expert disclosures are due July 16, 2012 while defendants’ trial expert disclosures are due August 15, 2012. All discovery must be completed by October 8, 2012. The previously set trial date of December 3, 2012 has been vacated and no new trial date has been set.

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

In a related lawsuit (Syngenta Crop Protection, Inc. v. Insurance Company of North America et al.) filed by SCPI in September 2008, in the State of New Jersey, and amended in November 2008, July 2009 and April 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense costs and potential damages in the Holiday Shores case and the City of Greenville case, as well as any other product liability claims against SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now Ciba Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced in March 2009 and the hearing of the arbitration took place on June 14 and 15, 2011. The Arbitrator ordered the filing of post-hearing briefs by the parties the last of which was submitted by the INA Claimants on August 26, 2011. On October 7, 2011 the Arbitrator issued a Final Award in favor of the INA Claimants. Everest Reinsurance Company, Mt. McKinley Insurance Company and eight other insurers have filed Motions for Summary Judgments also claiming to have been released from coverage with respect to the insurance claims which SCPI is pursuing against them in the litigation, under Environmental Settlement Agreements with Novartis and/or Ciba-Geigy and SCPI has filed Cross-Motions for Summary Judgment dismissing the striking insurers’ affirmative defenses and on December 16, 2011 filed a sur-reply in further opposition to the Summary Judgment Motions and in support of the Cross-Motions. Oral argument on the Motions is scheduled for February 9, 2012. Discovery is proceeding in the declaratory action lawsuit.

While SCPI intends to pursue its claims vigorously against the insurers for any costs and losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Sprague. During 2011 the lawsuit in the United States District Court for the Southern District of Illinois, Ted Sprague v. Syngenta Crop Protection Inc., Syngenta AG and Syngenta Corporation, which had been reported as a contingency in 2010, was settled.

Tax litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Only one such claim is considered to be significant and is described below.

Atrazine. In 1996, the Brazilian Federal Revenue drew Novartis’ legal entity in Brazil, now Syngenta Proteção de Cultivos Ltda (“SPCL”) into administrative proceedings, regarding the import tax classification of the active ingredient atrazine. The issue is whether, under applicable law, atrazine is to be qualified as raw material (SPCL’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 20 administrative rulings against SPCL which have given rise to a corresponding number of lawsuits. Of these, 15 are awaiting first level court decision, and 5 are awaiting second level court decision. Syngenta issued a letter of guarantee for part of the amount involved, BRL16 million. In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL34 million (equalling approximately US$18 million at a rate of BRL1.87 per US$) consisting of BRL22 million plus interest.

Litigation summary
Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Syngenta believes that its provisions for legal and product liability matters are adequate based on currently available information, but it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Such expenditure in excess of established reserves could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

Other matters
Syngenta has been asked to provide information to US regulatory authorities concerning possible violations of applicable anti-corruption laws in Russia. Syngenta is cooperating and responding to requests. The investigation is on-going and it is not possible at this time to predict the nature, scope or outcome of the investigation, including the extent to which, if at all, it will result in any liability to Syngenta.

Dividends and Dividend Policy

The Board of Directors expects to recommend the distribution of future returns to shareholders in respect of each financial year. The actual level of the returns will depend on the financial performance of Syngenta as well as on the need to fund capital expenditure, working capital and other investments.

Future returns are anticipated to be proposed in the form of dividends. However, all distributions to shareholders proposed by the Board of Directors require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs. The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York Mellon, which converts the CHF amount into USD for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At the Annual General Meeting of Shareholders on April 19, 2011, it was decided to pay a dividend of CHF 7.00 per share paid by way of a cash distribution out of reserves arising from capital contributions. At the 2012 General Meeting of Shareholders on April 24, 2012, the Board of Directors will propose a dividend payment of CHF 8.00 per share.

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

Trading Prices on the SIX Swiss Exchange

	Price per share in CHF
	High	Low
Annual Highs and Lows
2007	292.00	212.04
2008	342.50	162.90
2009	292.10	211.00
2010	305.50	222.00
2011	324.30	211.10

Quarterly Highs and Lows
2010
First Quarter	305.50	261.40
Second Quarter	294.80	245.90
Third Quarter	257.80	222.00
Fourth Quarter	290.70	240.90
2011
First Quarter	324.30	270.60
Second Quarter	311.10	267.50
Third Quarter	292.30	211.10
Fourth Quarter	276.70	225.80

Monthly Highs and Lows for most recent six months
2011
August	259.00	211.10
September	260.80	226.00
October	276.40	225.80
November	276.70	251.00
December	275.00	255.20
2012
January	290.80	274.80

Trading Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2007	52.06	34.68
2008	66.59	27.60
2009	57.06	36.73
2010	59.93	42.93
2011	71.87	49.14

Quarterly Highs and Lows
2010
First Quarter	56.84	50.10
Second Quarter	56.06	42.98
Third Quarter	52.22	42.93
Fourth Quarter	59.93	49.52
2011
First Quarter	67.71	58.65
Second Quarter	71.87	63.45
Third Quarter	69.31	50.92
Fourth Quarter	63.95	49.14

Monthly Highs and Lows for most recent six months
2011
August	64.68	57.06
September	64.24	50.92
October	63.95	49.14
November	62.26	54.56
December	59.12	54.96
2012
January	62.84	58.03

(1)	One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the Articles of Incorporation of Syngenta (herein referred to as AoI) and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoI of Syngenta. Copies of the Syngenta AoI are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “About Syngenta”. An English translation is included as an exhibit to this annual report. The AoI were amended upon approval by the Annual General Meeting of shareholders on April 19, 2011 to reflect a reduction of Syngenta’s share capital by cancellation of repurchased shares.

Syngenta AG is registered in the commercial register of the Canton of Basel-Stadt under number CH-170.3.023.349-3. The business purpose of Syngenta, according to article 2 of its AoI, is to hold interests in enterprises, particularly in the areas of agribusiness; in special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or elsewhere.

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 9,376,289.90, divided into 93,762,899 registered shares with a nominal value of CHF 0.10 each. All of the Syngenta shares have been issued in registered form and are fully paid-in.

A shareholder may at any time request that Syngenta confirm the number of registered shares recorded under the shareholder’s name in Syngenta’s share register. Shareholders are not entitled, however, to demand the printing and delivery of certificates representing shares.

Voting Rights

Each Syngenta share entitles the holder to one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register as a shareholder with voting rights. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares.

Shareholders’ Meetings

Under Swiss law, an annual shareholders’ meeting must be held within six months after the end of Syngenta’s financial year. Shareholders’ meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if resolved by an annual shareholders’ meeting or if requested by shareholders who are representing in the aggregate not less than one tenth of the share capital of Syngenta. Shareholders holding Syngenta shares with a nominal value of at least CHF 10,000 (i.e. 100,000 shares) have the right to request that a specific proposal be included in the agenda and voted upon at the next shareholders’ meeting.  A shareholders’ meeting is convened by way of a notice appearing once in the official publication organs of Syngenta, at least 20 days prior to such meeting. Registered shareholders may also be informed by mail.

At the shareholders’ meeting, shareholders pass resolutions and make elections, if not otherwise required by law, by a simple majority of the votes represented (i.e., abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Under Swiss law and as per Syngenta’s AoI, a resolution passed at a shareholders’ meeting with a supermajority of two-thirds of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

•	an alteration of Syngenta’s business purpose;

•	the creation of shares with increased voting powers;

•	restrictions on the transfer of registered shares and the removal of such restrictions;

•	an authorized or conditional increase of Syngenta’s share capital;

•	an increase of Syngenta’s share capital made through a transformation of reserves, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights;

•	a restriction or suspension of preemptive rights;

•	a change of location of the registered office of the Company;

•	the dissolution of the Company.

In addition, any provision in the AoI providing for a stricter voting requirement than the voting requirements prescribed by law or the existing AoI must be adopted in accordance with such stricter voting requirements. The AoI of Syngenta do not contain provisions setting forth stricter voting requirements for shareholders’ meetings than the voting requirements prescribed by law and described above.

At the shareholders’ meeting, shareholders also have the non-transferable power, by a simple majority of the votes represented at the shareholders’ meeting, to ratify any amendments to the AoI (other than those referred to in the preceding two paragraphs), to elect the Directors and the external auditor, to approve the annual report and the financial statements, to set the annual dividend, to grant the Directors’ and management’s discharge from liability for matters disclosed at the shareholders’ meeting, and to order an independent investigation into specific matters proposed at the shareholders’ meeting (Sonderprüfung).

At Syngenta’s shareholders’ meetings, shareholders may only be represented by a legal representative, by another shareholder entitled to vote, by proxies designated in agreements with or regulations relating to nominees, by a corporate body (Organvertreter), by the independent proxy (unabhängiger Stimmrechtsvertreter) or by a bank/broker (Depotvertreter). Votes are taken by electronic voting or on a show of hands unless the shareholders resolve to have a ballot or the Chairman of the meeting orders such ballot.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to prior approval at the shareholders’ meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be restricted or excluded by a resolution of a shareholders’ meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the AoI). Valid grounds include, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights.  Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders’ meeting may delegate the decision as to whether pre-emptive rights should be excluded to the Board of Directors provided the fundamental principles upon which the decision has to be made are determined pursuant to the shareholders’ meeting.

Borrowing Power

Neither Swiss law nor the AoI of Syngenta restrict in any way Syngenta’s power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of Syngenta’s Board of Directors, with no shareholders’ resolution required.

Duration and Liquidation

The AoI do not limit Syngenta’s duration. Syngenta may be dissolved at any time by a shareholders’ resolution which must be passed by (1) an absolute majority of the Syngenta shares represented at the meeting in the event Syngenta is dissolved by way of liquidation, and (2) a super-majority of two-thirds of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented at the meeting for other events (for example a merger where Syngenta is not the surviving entity).

Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up nominal value of Syngenta shares held by them.

Directors

According to article 24 of the AoI, the Board of Directors may pass resolutions with respect to all matters which are not reserved to the authority of the shareholders’ meeting by law or by the AoI. The exercise of this power does not require shareholder approval.

The Board of Directors shall consist of a maximum of twelve members who shall be shareholders. The term of office for each member of the Board of Directors shall not exceed three years. A year within the meaning of this provision is the interval between two annual shareholders’ meetings. The term of office shall be determined for each member at the occasion of its election. The several terms of office shall be coordinated so that in each year approximately one-third of all members of the Board of Directors shall be subject to re-election or election.

Article 21 of Syngenta’s AoI confers general authority to the Board of Directors to determine the remuneration of its members. However, pursuant to article 5 of the Regulations governing the Internal Organization of Syngenta, Directors are obliged to leave the meeting room when business is dealt with that impinges on such Directors’ own interests or those of a person or legal entity close to such Directors. In addition, Swiss law requires Directors and members of senior management to safeguard the interests of the Company and imposes a duty of care and a duty of loyalty on such persons. These duties are generally interpreted to mean that Directors and members of senior management may not participate in decisions that personally affect them. Directors and officers are personally liable to the Company for breach of these duties.

Syngenta’s AoI contain no specific provisions permitting or prohibiting Directors from borrowing from the Company. However, Swiss law provides that a Director, or any other persons associated with a Director, must refund to the Company any payments made to such Director or persons by the Company, other than payments made at arm’s length. The United States Sarbanes-Oxley Act, enacted in July 2002, makes it unlawful for the Company directly or indirectly to extend or maintain credit, to arrange for an extension of credit or to renew a credit, in the form of a personal loan, to or for its executive officers or Directors.

The Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next annual shareholders’ meeting following such event.

Notices

Under Swiss law, notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board may designate other means of communication for publishing notices to shareholders.

Dividends

Swiss law requires that at least five percent of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than twenty percent of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the AoI provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself approve the dividend. In practice, the dividend proposal of the Board is usually approved at the shareholders’ meeting. Dividends are usually due and payable shortly after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs. According to article 4 of the AoI, dividends which have not been claimed within five years after the due date revert to the Company and are allocated to the general reserves.

Liquidation

According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid-in shareholding.

Redemption Provision

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed ten percent of the nominal share capital of the Company.  Shares held by the Company and its subsidiaries do not have any voting rights.  Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares.

Mandatory Bid Rule

According to Swiss law, shareholders may pass a resolution to merge with another corporation at any time.  In accordance with Swiss law, article 17 of Syngenta’s AoI confers authority upon the shareholders to pass resolutions concerning all matters which by law or the AoI are reserved to the authority of the shareholders at the General Meeting. However, article 18 of the AoI requires the approval of at least two-thirds of the votes represented at the General Meeting in order for the shareholders to effect the dissolution of the Company without liquidation.

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than one-third of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) as set forth in the Swiss Stock Exchange Act.

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

The Separation Agreements

At the time of Syngenta’s foundation in 2000, the legacy companies Novartis and AstraZeneca, Syngenta and several of their affiliates entered into a series of separation agreements, each of which became effective at the completion of the Transactions, the purpose and effect of which was:

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

Out of the initial agreements, the following material agreements are still currently performed in whole or in part or will continue being performed in the future:

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

Exchange Controls

There are currently no Swiss laws, decrees or regulations restricting the import or export of capital or affecting the payment of dividends or other payments to holders of Syngenta shares or ADSs who are non-Swiss residents.  There are no limitations relating only to non-Swiss persons under Swiss law or the AoI of Syngenta on the right to be a holder of Syngenta shares or ADSs.

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

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35 percent. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration.  A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax. As from January 1, 2011, also distributions of dividends to shareholders out of qualifying reserves from capital contributions for Swiss withholding tax purposes are as a matter of principle exempt from Swiss withholding tax (Kapitaleinlageprinzip).

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

As of January 1, 2012, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	Finland	Republic of Korea	Russia
Algeria	France	Latvia	Serbia
Argentina (prov.)*	Georgia	Lithuania	Singapore
Armenia	Germany	Luxembourg	Slovakia
Australia	Ghana	Macedonia	Slovenia
Austria	Greece	Malaysia	South Africa
Azerbaijan	Hungary	Mexico	Spain
Bangladesh	Iceland	Moldova	Sri Lanka
Belgium	India	Mongolia	Sweden
Belarus	Indonesia	Montenegro	Tadzhikistan
Bulgaria	Iran	Morocco	Taiwan
Canada	Ireland	Netherlands	Thailand
Chile	Israel	New Zealand	Trinidad and Tobago
China	Italy	Norway	Tunisia
Colombia	Ivory Coast	Pakistan	Ukraine
Croatia	Jamaica	Philippines	United Kingdom
Czech Republic	Japan	Poland	United States
Denmark	Kazakhstan	Portugal	Uruguay
Ecuador	Kyrgyzstan	Qatar	Uzbekistan
Egypt	Kuwait	Romania	Vietnam
Estonia			Venezuela

* Not in force but provisionally applied by the Federal Tax Administration since January 1, 2001.

Double tax treaties with, Hong Kong, Malta, Turkey and the United Arab Emirates have been concluded; however, these treaties are not yet in force.

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

Income and Profit Tax on Dividends and Similar Distributions

Individuals
An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns. Furthermore, the Direct Federal Tax on dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) is reduced to 60 percent (if shares are held as private assets) or 50 percent (if shares are held as business assets) of regular taxation (Teilbesteuerung), if the investment amounts to at least 10 percent of nominal capital of the participation. Some cantons have already introduced or will introduce a similar partial taxation on cantonal and communal level. A reduction of the shares’ nominal value by means of a capital reduction or as from January 1, 2011 a repayment out of qualifying reserves from capital contributions does not represent a taxable distribution received on the Syngenta shares to be reported in his relevant tax return for Swiss resident individuals for tax purposes holding Syngenta shares as private assets.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2011. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

United States Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income.  Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate United States Holders in taxable years beginning before January 1, 2013 may be taxable at favorable rates, up to a maximum rate of 15 percent, provided that certain holding period and other requirements are met. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

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

Details of the Group’s derivative positions as at December 31, 2011, including the notional amounts and fair values of open derivative instruments by risks being hedged, are set out in Note 29 to the consolidated financial statements in Item 18.

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

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

(US$ million)	December 31, 2011 Value-at-Risk			December 31, 2010 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	71	9	87%	72	7	90%
Euro	24	1	96%	25	–	100%
British pound sterling	18	1	94%	9	6	33%
Other core currencies1	20	4	80%	12	–	100%
Rest of world	75	24	68%	44	14	68%
Total undiversified	208	39	81%	162	27	83%
Diversification	(138)	(27)	80%	(106)	(18)	83%
Net VaR	70	12	83%	56	9	84%

1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2011 the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was US$12 million (December 31, 2010: US$9 million). The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ending December 31, 2011 was US$8 million (December 31, 2010: US$6 million), and before hedges was US$77 million (December 31, 2010: US$69 million).

The net resulting Value-at-Risk as of December 31, 2011 remained at a similar level compared to December 31, 2010. The largest gross exposures arise in Swiss franc, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market.

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

(US$ million)	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	229	99	57%	285	72	75%
Brazilian real	183	40	78%	89	54	39%
Euro	54	53	2%	62	80	(29)%
British pound sterling	37	4	89%	52	9	83%
Other core currencies1	67	36	46%	53	11	79%
Rest of world	145	143	1%	94	97	3%
Total undiversified	715	375	48%	635	323	49%
Diversification	(372)	(252)	32%	(309)	(191)	38%
Net EaR	343	123	64%	326	132	60%

1Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2011, the total potential adverse movement for 2012 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was US$123 million (December 31, 2010: US$132 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency could occur, as was the case for the Euro currency in 2010.

The net resulting Earnings-at-Risk figures as of December 31, 2011 remained at a similar level compared to December 31, 2010. Earnings-at-Risk exposure is greatest for the Swiss franc as Syngenta has a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk

Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2011, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2011 Value-at-Risk			December 31, 2010 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Brazilian real	151	151	–	80	80	–
Swiss franc	133	133	–	124	124	–
Euro	47	47	–	32	32	–
British pound sterling	29	29	–	23	23	–
Other core currencies1	38	38	–	28	28	–
Rest of world	144	144	–	91	91	–
Total undiversified	542	542	–	378	378	–
Diversification	(172)	(172)	–	(123)	(123)	–
Net VaR	370	370	–	255	255	–

1Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31 2011, the Value-at-Risk for a one month holding period at a 99 percent confidence level was US$370 million (December 31, 2010: US$255 million). There are no translation risk hedges in place at December 31, 2011. The increase in Value-at-Risk as of December 31, 2011 compared to December 31, 2010 is mainly due to increased volatility in emerging market currencies.

The average Value-at-Risk after hedges, at a 99 percent confidence level, for the year ending December 31, 2011 was US$303 million (December 31, 2010: US$276 million).

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

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk within approved risk limits. At December 31, 2011, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$13 million (2010: US$14 million). The net amount of Earnings-at-Risk on net debt, as defined in Note 27 to the consolidated financial statements in Item 18, due to potential changes in interest rates was immaterial at December 31, 2011 and 2010.

Commodity price risks

Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

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

At December 31, 2011, there was no hedge protection in place for oil for 2012 (December 31, 2010 1.0 million barrels of hedge protection in place for oil for 2011). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	4	67%	12	5	58%
Diversification	(4)	(1)	75%	(4)	(1)	75%
Net EaR	8	3	63%	8	4	50%

	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	96	42	56%	76	55	28%
Diversification	(11)	(4)	64%	(13)	(2)	85%
Net EaR	85	38	55%	63	53	16%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2011 to US$38 million (December 31, 2010: US$53 million).

Item 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
USD 0.02 (or less) per ADS	•	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
USD 0.02 (or less) per ADS per calendar year	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

ITEM 12.D.4— FEES MADE BY DEPOSITARY TO THE COMPANY

The Bank of New York Mellon, as depositary, has agreed to reimburse Syngenta for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Syngenta based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse Syngenta, but the amount of reimbursement available to Syngenta is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2011 to December 31, 2011, Syngenta received from the depositary US$ 919,344 as reimbursement of the above mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2011, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Syngenta’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, Syngenta’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee currently consists of three non-executive directors: Peggy Bruzelius, Stefan Borgas and Peter Thompson. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfy certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Financial Reporting & SOX Compliance, Head of Internal Audit, Group Treasurer and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2011, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG to perform an annual audit of the Company’s financial statements in 2011 and 2010.  The following table presents information concerning fees paid to Ernst & Young AG in each of those years.

(in million US$)	2011	2010
Audit fees(1)	7.7	7.8
Audit-related fees(2)	0.5	0.3
Tax fees(3)	0.2	0.4
All other fees(4)	0.6	0.2
(1)
Audit services are defined as the audit work required to allow the external auditor to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category includes services such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

(2)
Audit related services include assurance and associated services provided by auditors but which are not necessarily provided by the external auditor. These services include audits of pension funds and employee benefit plans, internal control reviews and consultation concerning financial accounting and reporting standards.

(3)	Tax services include all services performed by the external auditor’s tax division except those services related to the audit. It includes tax compliance, tax planning, and tax advice.
(4)	Other services/additional fees include advice relating to process improvements, training and subscription fees for accounting, and reporting updates.

Pre-Approval of Services Provided by Ernst & Young AG

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by EY. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2010 and 2011 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2011	Total Number of Shares Purchased(1)	Average Price Paid per Share (US$)(2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(3)
January	–	–		–	8,623,034
February (22 Feb - 25 Feb)	16,000	327.65		16,000	8,607,034
March (2 Mar - 17 Mar)	86,500	314.65		86,500	8,520,534
April (19 Apr - 29 Apr)	22,000	350.48		22,000	8,498,534
May (2 May - 31 May)(1)	196,000	345.30		94,000	8,404,534
June (1 Jun - 23 Jun)(1)	295,000	335.19		88,000	8,316,534
July (25 Jul - 29 Jul)(1)	91,500	325.92		19,500	8,297,034
August (2 Aug - 31 Aug)(1)	327,000	285.75		208,000	8,089,034
September (1 Sep - 15 Sep)	39,000	276.64		39,000	8,050,034
October (18 Oct - 31 Oct)(1)	29,250	310.34		13,250	8,036,784
November (1 Nov - 30 Nov)(1)	179,500	285.46		34,500	8,002,284
December (1 Dec - 13 Dec)(1)	69,373	281.78		16,000	7,986,284
Total	1,351,123	311.33	(4)	636,750	7,986,284

(1)	714,373 shares were purchased in 2011 in the open market to meet the future requirements of share-based payment plans.
(2)	Amounts shown reflect the conversion of the applicable CHF amounts into US$ based on month-end CHF/US$ exchange rates.
(3)
In April 2008, at the Annual General Meeting (AGM) of shareholders, the shareholders approved the request of the Board of Directors to authorize share repurchases starting in 2009 of up to 10 percent of Syngenta's total share capital. Repurchases under this approved program commenced on April 21, 2010. In accordance with the requirements for share repurchase programs established by the Swiss Takeover Board (“Übernahmekommission (UEK)”), the authorization term is limited to three years and therefore expires on December 31, 2012.

(4)	Purchase price reflects the weighted-average price paid per share (US$) during 2011.

Item 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — Corporate Governance

As permitted by section 303A.00 of the NYSE Listed Company Manual, Syngenta’s corporate governance practices differ from those of domestic companies in the following ways.  In accordance with Swiss company law, equity-based compensation plans are approved by the Board of Directors rather than by the shareholders.  In addition, as mentioned above in Item 16C, Syngenta’s external auditor is elected by the shareholders at the Shareholders’ meeting (instead of by the Audit Committee). Finally, Syngenta does not have a separate nominating/corporate governance committee.

NYSE Corporate Governance Standards (Rules)	Practice at Syngenta

Paragraph 4 of section 303A (Corporate Governance
Standards) of the NYSE’s Listed Company Manual states, among other things, that listed companies must have a nominating/corporate governance committee, which is composed entirely of independent directors.

Syngenta does not have a separate nominating/ corporate governance committee. At Syngenta the Chairman’s Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the full Board candidates for election to the Board. Final decisions are taken by the full Board, which then submits the election proposal to the Shareholders’ Meeting. The Chairman’s Committee at Syngenta consists of three independent Directors and one executive Director who is concurrently the Chief Executive Officer of the Company.

The review and enhancement of Corporate Governance Standards within Syngenta is in the responsibility of the full Board of Directors.

According to paragraph 8 of section 303A (Corporate
Governance Standards) of the NYSE’s Listed Company Manual, shareholders must be given the opportunity to vote on all equity-based compensation plans and material revisions thereto (with limited exemptions).

Under Swiss company law, the approval of equity-based compensation plans lies within the responsibility of the Board of Directors. Therefore equity-based compensation plans are approved by the Board of Directors rather than by the shareholders. However, in accordance with the recommendations of the “Swiss Code of Best Practice for Corporate Governance”, the Board of Directors began in 2011 submitting the compensation system to shareholders in a consultative vote.

ITEM 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Syngenta has responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 7, 2012, are filed as part of this annual report:

ITEM 19 – EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document

1.1	English Translation of the Articles of Incorporation of Syngenta AG
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG**
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee*
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC***
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG***
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company***
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.***
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited***
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)***
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited***
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

4.22	Syngenta AG Executive Stock Option Plan - 10*****
4.23	Syngenta Deferred Share Plan (Share Awards)*****
4.24	Syngenta Corporation Employee Stock Purchase Plan‡
4.25	Syngenta Share Plan for Non-Executive Directors
8.1	Subsidiaries of Syngenta AG‡‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm

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
‡‡ The subsidiaries of Syngenta are set forth in Item 4 of this annual report.
‡‡‡ Exhibit incorporated by reference to the Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission therefore such instruments are not being filed as exhibits to this form 20-F for the year ended December 31, 2011. The amount of debt authorized under each long-term debt instrument does not exceed 10 percent of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack		By:	/s/ John Ramsay
	Name:	Michael Mack		Name:	John Ramsay
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 16, 2012

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2011 consolidated financial statements of Syngenta AG and our report dated February 7, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 7, 2012

To the Board of Directors and Shareholders of Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Basel, Switzerland February 7, 2012

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2011, 2010 and 2009)

(US$ million, except share and per share amounts)	Notes	2011	2010	2009
Sales	4, 5	13,268	11,641	10,992
Cost of goods sold		(6,737)	(5,866)	(5,572)
Gross profit		6,531	5,775	5,420
Marketing and distribution		(2,145)	(1,892)	(1,805)
Research and development		(1,127)	(1,032)	(952)
General and administrative		(977)	(899)	(714)
Restructuring and impairment excluding divestment gains	6	(307)	(178)	(139)
Divestment gains	6	76	19	9
Restructuring and impairment		(231)	(159)	(130)
Operating income		2,051	1,793	1,819
Income/(loss) from associates and joint ventures		15	25	(3)
Interest income	28	93	90	88
Interest expense	28	(152)	(172)	(163)
Other financial expense		(20)	(22)	(17)
Currency gains/(losses), net	28	(86)	(37)	(30)
Financial expense, net		(165)	(141)	(122)
Income before taxes		1,901	1,677	1,694
Income tax expense	7	(301)	(275)	(283)
Net income		1,600	1,402	1,411
Attributable to:
Syngenta AG shareholders	8	1,599	1,397	1,408
Non-controlling interests		1	5	3
Net income		1,600	1,402	1,411
Earnings per share (US$):
Basic earnings per share	8	17.40	15.07	15.11
Diluted earnings per share	8	17.31	14.99	15.01
Weighted average number of shares:
Basic		91,892,275	92,687,903	93,154,537
Diluted		92,383,611	93,225,303	93,760,196

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2011,  2010  and 2009)

(US$ million)	Notes	2011	2010	2009
Net income		1,600	1,402	1,411
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	22	(252)	50	(98)
Income tax relating to items that will not be reclassified to profit or loss	7	71	(17)	32
		(181)	33	(66)
Items that may be reclassified subsequently to profit or loss: Unrealized gains/(losses) on available-for-sale financial assets	28	3	4	(18)
Gains/(losses) on derivatives designated as cash flow and net investment hedges	29	(150)	120	72
Currency translation effects		(186)	146	260
Income tax relating to items that may be reclassified subsequently to profit or loss	7	(14)	(20)	34
		(347)	250	348
Total comprehensive income		1,072	1,685	1,693
Attributable to:
Syngenta AG shareholders		1,072	1,679	1,691
Non-controlling interests		–	6	2
Total comprehensive income		1,072	1,685	1,693

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2011 and 2010)

(US$ million, except share amounts)	Notes	2011	2010
Assets
Current assets:
Cash and cash equivalents		1,666	1,967
Trade receivables	9	2,736	2,554
Other accounts receivable	9	690	626
Inventories	11	4,190	3,844
Derivative and other financial assets	28	269	502
Other current assets	10	199	223
Total current assets		9,750	9,716
Non-current assets:
Property, plant and equipment	12	3,025	2,964
Intangible assets	13	2,869	3,087
Deferred tax assets	7	930	824
Derivative financial assets	28	118	176
Other non-current financial assets	14	549	518
Total non-current assets		7,491	7,569
Total assets		17,241	17,285
Liabilities and equity
Current liabilities:
Trade accounts payable	15	(2,881)	(2,590)
Current financial debt	16	(743)	(992)
Income taxes payable		(547)	(406)
Derivative financial liabilities	27, 28	(212)	(291)
Other current liabilities	17	(1,028)	(846)
Provisions	19	(232)	(228)
Total current liabilities		(5,643)	(5,353)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 27	(2,374)	(2,786)
Deferred tax liabilities	7	(753)	(813)
Provisions	19	(968)	(884)
Total non-current liabilities		(4,095)	(4,483)
Total liabilities		(9,738)	(9,836)
Shareholders’ equity:
Issued share capital: 2011: 93,762,899 ordinary shares (2010: 94,599,849 ordinary shares)	20	(6)	(6)
Retained earnings		(4,434)	(3,809)
Reserves		(3,736)	(4,113)
Treasury shares: 2011: 2,508,759 ordinary shares (2010: 2,392,751 ordinary shares)	20	682	489
Total shareholders’ equity		(7,494)	(7,439)
Non-controlling interests		(9)	(10)
Total equity		(7,503)	(7,449)
Total liabilities and equity		(17,241)	(17,285)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2011, 2010 and 2009)

(US$ million)	Notes	2011	2010	2009
Income before taxes		1,901	1,677	1,694
Reversal of non-cash items	21	801	805	615
Cash (paid)/received in respect of:
Interest received		96	89	88
Interest paid		(174)	(175)	(153)
Other financial receipts		216	55	8
Other financial payments		(252)	(133)	(227)
Income taxes		(282)	(268)	(165)
Restructuring costs	19	(71)	(38)	(79)
Contributions to pension plans, excluding restructuring costs	19	(198)	(335)	(125)
Other provisions	19	(116)	(95)	(81)
Cash flow before change in net working capital		1,921	1,582	1,575
Change in net working capital:
Change in inventories		(478)	108	(178)
Change in trade and other accounts receivable and other current assets		(120)	(129)	55
Change in trade and other accounts payable		548	146	(33)
Cash flow from operating activities		1,871	1,707	1,419
Additions to property, plant and equipment	12	(479)	(396)	(652)
Proceeds from disposals of property, plant and equipment		20	13	33
Purchases of intangible assets	13	(62)	(118)	(97)
Purchases of investments in associates and other financial assets		(34)	(12)	(22)
Proceeds from disposals of financial assets		22	42	87
Net cash flows from (purchases)/disposals of marketable securities		11	31	(41)
Business acquisitions (net of cash acquired)		(19)	(10)	(188)
Business divestments		69	–	–
Cash flow used for investing activities		(472)	(450)	(880)
Increases in third party interest-bearing debt		305	139	926
Repayments of third party interest-bearing debt		(906)	(165)	(183)
Sales of treasury shares and options over own shares		45	49	46
Acquisitions of non-controlling interests		–	(48)	–
Purchases of treasury shares		(422)	(295)	(125)
Distributions paid to shareholders		(706)	(524)	(494)
Cash flow from/(used for) financing activities		(1,684)	(844)	170
Net effect of currency translation on cash and cash equivalents		(16)	2	40
Net change in cash and cash equivalents		(301)	415	749
Cash and cash equivalents at the beginning of the year		1,967	1,552	803
Cash and cash equivalents at the end of the year		1,666	1,967	1,552

Of total cash and cash equivalents of US$1,666 million (2010: US$1,967 million; 2009: US$1,552 million), US$175 million (2010: US$166 million; 2009: US$181 million) is required to meet insurance solvency requirements of the Group’s insurance subsidiaries and therefore is not readily available for the general purposes of the Group.

At December 31, 2011, cash equivalents totalled US$892 million (2010: US$1,471 million; 2009: US$1,089 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2011, 2010 and 2009)

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 2009	6	3,577	(745)	(152)	176	2,412	5,274	17	5,291
Net income						1,408	1,408	3	1,411
OCI				39	310	(66)	283	(1)	282
Total comprehensive income	–	–	–	39	310	1,342	1,691	2	1,693
Share based compensation			27			83	110		110
Dividends paid						(493)	(493)	(1)	(494)
Share repurchases			(125)				(125)		(125)
Cancellation of treasury shares		(86)	626			(540)	–		–
Other and income taxes on share based compensation						16	16	(4)	12
December 31, 2009	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net income						1,397	1,397	5	1,402
OCI				77	172	33	282	1	283
Total comprehensive income	–	–	–	77	172	1,430	1,679	6	1,685
Share based compensation			23			81	104		104
Dividends paid						(523)	(523)	(1)	(524)
Share repurchases			(295)				(295)		(295)
Other and income taxes on share based compensation						1	1	(9)	(8)
December 31, 2010	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income						1,599	1,599	1	1,600
OCI				(113)	(233)	(181)	(527)	(1)	(528)
Total comprehensive income	–	–	–	(113)	(233)	1,418	1,072	–	1,072
Share based compensation			34			65	99		99
Dividends paid						(705)	(705)	(1)	(706)
Share repurchases			(422)				(422)		(422)
Cancellation of treasury shares		(31)	195			(164)	–		–
Other and income taxes on share based compensation						11	11		11
December 31, 2011	6	3,460	(682)	(149)	425	4,434	7,494	9	7,503

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

In 2009, a dividend of 6.00 Swiss francs ("CHF") (US$5.27) per share was paid in respect of 2008. In 2010, a dividend of CHF 6.00 (US$5.61) per share was paid in respect of 2009. In 2011, a dividend of CHF 7.00 (US$7.64) per share was paid in respect of 2010 out of reserves arising from capital contributions.

The Board of Directors recommends a dividend payment of CHF 8.00 per share (equivalent to US$8.51 per share translated at the December 31, 2011 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 24, 2012.

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

The cumulative translation adjustment comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as from the translation of long-term monetary items that are part of net investments in foreign subsidiaries.

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for items that are required by IFRSs to be measured at fair value, principally derivative financial instruments, available-for-sale financial assets and biological assets, which are valued at fair value less costs to sell.

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

The preparation of financial statements requires management to exercise judgment when applying accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. Note 2 below includes further discussion of certain critical accounting estimates.

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

Syngenta has combined line items in certain tables in the Notes to the consolidated financial statements where one or more lines that were previously disclosed separately have become immaterial.

Syngenta has adopted the following new or revised IFRSs in these consolidated financial statements, with the following effect:

-
“Presentation of items of OCI: amendments to IAS 1”, issued June 2011, has been adopted early, altering the presentation of items in the consolidated statement of comprehensive income. Items which will or might potentially be reclassified from OCI into profit or loss have been separated from those for which reclassification is not permitted.

The following IFRSs adopted in 2011 had no impact on Syngenta’s consolidated financial statements:

-	“Improvements to IFRSs”, issued in April 2010

-	“Classification of rights Issues”, Amendment to IAS 32, issued October 2009

-	IAS 24, “Related party disclosures”, revised November 2009

-	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, issued November 2009

The following new or revised IFRSs relevant to the Syngenta Group have not yet been adopted by Syngenta:

-
IFRS 9, “Financial Instruments”, was issued in November 2009 and October 2010. It contains new measurement and classification rules for financial assets and financial liabilities. Under IFRS 9, assets which are debt instruments and according to Syngenta’s business model are held to collect contractual cash flows consisting of payments of principal and/or interest on defined dates would be measured at amortized cost, and all other financial assets would be measured at fair value. Gains and losses on remeasuring assets which Syngenta classifies as available-for-sale under IAS 39 would be recognized in profit or loss under IFRS 9, except for equity instruments which are not held for trading, for which Syngenta may make an irrevocable election on their initial recognition to present all gains and losses within OCI. Gains and losses on equity instruments for which this election is made would no longer be reclassified from OCI into profit or loss on disposal or on a significant or prolonged decline in value. For financial liabilities which are measured at fair value in accordance with the fair value option, changes in fair value which are due to changes in own credit risk will be reported in OCI, instead of in profit or loss. Syngenta currently does not apply the fair value option to any of its financial liabilities. IFRS 9 will be mandatory for Syngenta with effect from January 1, 2015. Due to the phased publication of the IASB’s revised financial instruments requirements Syngenta has not yet decided whether it will adopt IFRS 9 early. Based on a review of the financial assets and liabilities it has at December 31, 2011, Syngenta does not believe that IFRS 9 will have a material impact on its consolidated financial statements.

2. Accounting policies continued

-
“Disclosures – Transfers of Financial Assets”, Amendments to IFRS 7, was issued in October 2010 and will be mandatory for Syngenta’s consolidated financial statements for years ended December 31, 2012 onwards. It requires additional disclosures where an entity transfers part of a financial asset or transfers a financial asset but retains a continuing involvement in the asset. Trade receivable factoring, which Syngenta may enter into in the future may be within the scope of this disclosure requirement.

-
IFRS 10, “Consolidated Financial Statements”, was issued in May 2011. This IFRS established the control concept as the sole criterion for consolidation, and clarifies that control is an investor’s ability to use its power over another entity to affect the variable returns derived from its involvement with that entity. Syngenta must adopt IFRS 10 effective January 1, 2013, at the latest. Based on a review of its existing relationships with other entities at December 31, 2011, Syngenta does not believe that adoption of IFRS 10 will have a material impact on its consolidated financial statements.

-
IFRS 11, “Joint Arrangements”, was issued in May 2011, and contains revised guidance for distinguishing joint operations, where each party accounts for its own rights and obligations, from jointly controlled entities, for which IFRS 11 requires the equity method of accounting. Syngenta must adopt IFRS 11 effective January 1, 2013, at the latest. Syngenta is still assessing whether the accounting treatment for any of its existing joint arrangements at December 31, 2011 would change upon adoption of IFRS 11. However, Syngenta does not believe that adoption of IFRS 11 will have a material impact on its consolidated financial statements.

-
IFRS 12, “Disclosures of Interests in Other Entities”, was issued in May 2011 and requires reporting entities to disclose additional information about their interests in other entities. Syngenta must adopt IFRS 12 effective January 1, 2013, at the latest. Syngenta is currently assessing the impact IFRS 12 may have on the disclosures in its consolidated financial statements.

-
IFRS 13, “Fair Value Measurement”, was issued in May 2011 and introduced guidance on how to measure fair value. Syngenta must adopt IFRS 13 effective January 1, 2013, at the latest. Based on a review of the assets and liabilities recognized in its December 31, 2011 consolidated balance sheet and its current methods for measuring fair value compared with IFRS 13 guidance, Syngenta does not believe that adoption of IFRS 13 will have a material impact on its consolidated financial statements.

-
IAS 19, “Employee Benefits” (revised), was issued in June 2011. The main changes which this revised IFRS introduces affect the accounting for defined benefit post-employment plans. Actuarial gains and losses will be recognized in full in other comprehensive income, and past service cost will be recognized in full in profit or loss, in the periods in which they arise. Interest on the net recognized defined benefit asset or liability will be recognized in profit or loss, in place of the currently separate recognition of interest cost on the benefit obligation and of an expected return on plan assets.  Presentation requirements for changes in the recognized asset or liability are revised, and additional disclosures required. Syngenta already recognizes actuarial gains and losses in full in other comprehensive income in the periods in which they arise. At December 31, 2011, Syngenta has a US$16 million liability for unrecognized past service gains. Upon adoption of the revised IFRS, this liability will be recognized retrospectively in retained earnings. In addition the 2011 pre-tax benefit expense in Syngenta’s consolidated income statement will be increased by US$42 million, due to elimination of the related past service amortization credit and to the impact of the new net interest concept on the defined benefit asset or liability. In respect of the net interest concept, OCI will be adjusted correspondingly. The interpretation of certain other changes in the revised IFRS is still being discussed amongst Syngenta and its advisers, and additional impacts on Syngenta’s consolidated financial statements may be identified when these points are clarified. Also, under the revised IFRS, restructuring costs incurred to retain the services of employees during a transition period in excess of applicable legal minimums will be expensed over the required retention period instead of being recognized in full when the restructuring and the retention benefits are communicated. The effect on Syngenta’s consolidated income statement and balance sheet of deferring the recognition of these costs will depend on the timing of future restructurings and the composition of the costs related to them.

-
“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32, was published in December 2011, and permits financial assets and financial liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. Syngenta must adopt the amendments effective January 1, 2014, at the latest. Syngenta is currently assessing the impact of the amendments on its consolidated financial statements. At the same time, the IASB published “Disclosures – Offsetting Financial Assets and Financial Liabilities”, Amendments to IFRS 7, which requires disclosures both about assets and liabilities that have been offset in the balance sheet and about amounts covered by conditional set-off rights which do not meet the criteria for offsetting. These disclosures will be required for Syngenta’s consolidated financial statements for the year ending December 31, 2013.

Future changes in IFRS
IFRSs are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished, on financial instruments, revenue recognition, leases, and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

2. Accounting policies continued

Principles of consolidation

Subsidiaries
Subsidiaries are those entities in which Syngenta has ownership of a majority of the voting rights or otherwise has power to exercise control. Control exists when Syngenta has the power, indirectly or directly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The income, expenses, assets, liabilities and cash flows of companies acquired or disposed of during the period are included in the consolidated financial statements from the date of acquisition or up to the date of disposal, respectively.

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, over the financial and operating policies and in which Syngenta generally has between 20 percent and 50 percent of voting rights. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta accounts for both associates and joint ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s investment in and its share of the total recognized gains and losses and transactions with shareholders of associates and joint ventures, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate or joint venture is recognized as goodwill, within the same line as the underlying investment. When Syngenta’s share of accumulated losses reduces the carrying amount of an associate or joint venture to nil, no further losses are recognized unless Syngenta has an obligation to meet those losses.

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

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration, and of any existing ownership interest it holds in the acquired entity, but excluding any amounts which are not part of the business combination, such as amounts which settle pre-existing relationships or relate to services Syngenta will receive post-acquisition. Any gain or loss arising on revaluing an existing interest in the acquired entity is recognized in profit or loss. Direct acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified, and are recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are valued based on the income approach. Generally the relief from royalty method is used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests which represent a proportionate ownership interest are recorded at their proportionate share of the fair value of the acquired business’s net assets. Non-controlling interests which do not represent a proportionate ownership interest in the acquired business are recorded at their fair value.

If the sum of the amounts paid or payable upon acquisition of a controlling interest plus the fair value of any existing Syngenta ownership interest in the acquiree and any non-controlling interest exceeds the fair value of the acquiree’s net assets, the excess is recognized as goodwill. If the fair value of the acquiree’s net assets exceeds the total sum of those amounts, the excess is immediately recognized as a gain in profit or loss at the acquisition date.

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

Business divestments
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

Syngenta recognizes the proceeds of disposals in profit or loss when they become unconditionally receivable, separately from amounts receivable for any services Syngenta is obliged to continue to provide, which are recognized over the periods in which Syngenta performs the related obligations. If completion of a disposal within 12 months is highly probable in accordance with the definition in IFRS 5, the assets and liabilities to be disposed of are reclassified as held-for-sale in the consolidated balance sheet. If a separate major line of business is to be divested and has met the highly probable criterion, its post-tax result of operations for each period presented in the consolidated income statement is presented within discontinued operations, together with related impairment losses. Any profit or loss on disposal which is recognized is also presented within discontinued operations.

2. Accounting policies continued

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, stated at historical cost or fair value, are translated into the functional currency at the foreign exchange rate prevailing at the date of the transaction or the date the fair value was determined, respectively. Foreign currency transactions are translated into the relevant functional currency at the exchange rate prevailing at the date of the transaction. With exceptions for certain regional supply centre, holding and finance subsidiaries, each Syngenta subsidiary uses the local currency of its country of operations as its functional currency. Unrealized gains or losses related to equity loans, designated cash flow and net investment hedging arrangements and gains and losses on retranslating equity instruments that are available-for-sale financial assets are recognized in OCI. All other resulting foreign exchange transaction gains and losses are recognized in profit or loss. Equity loans are intercompany loans to subsidiaries that are not expected to be repaid in the foreseeable future and therefore considered part of Syngenta’s net investment in the subsidiary.

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

Syngenta periodically enters into prepayment contracts with customers whereby it receives advance payments for products to be delivered in a future period. These advance payments are recorded as liabilities and presented as part of trade accounts payable. Advance payment liabilities are released and revenues associated with such advance payment transactions are recognized upon delivery of and transfer of title, ownership, and risk of loss of the related products to the customer.

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

2. Accounting policies continued

Barter transactions
For certain customers in certain markets, either settlement of trade receivables is secured with proceeds from agricultural commodities sold by Syngenta customers, or customers settle trade receivables directly by delivering commodities to Syngenta. For these arrangements, Syngenta recognizes revenue when it has a legally enforceable receivable, the amount of which is reliably measurable based on an agreed price for the Syngenta products. Where Syngenta has a contract with the customer for physical delivery of a commodity at a fixed price, an embedded derivative is recognized for the fair value of the contract until physical delivery. When it subsequently sells the commodity, Syngenta classifies additional revenue as sales only to the extent that the original contract for the sale of Syngenta products included revenue that was contingent upon the commodity sales proceeds. Any remaining gains or losses on the commodity sale are recorded in Marketing and distribution expense in the consolidated income statement.

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

Restructuring and impairment
Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

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

2. Accounting policies continued

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

-
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

-	Forward contracts are determined using relevant market exchange rates at the balance sheet date;

-
Currency options are valued using the Black-Scholes-Merton option pricing model, which incorporates spot exchange rates, zero coupon rates with equivalent maturities for entities with credit ratings which approximate Syngenta’s counterparty credit risk, and implied volatility in the market forward exchange rates at the balance sheet date;

-
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

2. Accounting policies continued

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

Property, plant and equipment
Property, plant and equipment are recorded at acquisition or production cost, less accumulated depreciation and any impairment losses. Eligible borrowing costs are capitalized as part of the asset cost if construction is expected to take more than one year to complete. Capitalization ceases when the asset is ready for its intended use. Depreciation is charged on a straight-line basis to the income statement, starting from the date the asset is ready for use, over the following estimated useful lives:

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

2. Accounting policies continued

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

2. Accounting policies continued

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

Environmental provisions
Provisions for remediation costs are made when there is a present obligation, it is probable that expenditures for remediation work will be required within ten years (or a longer period if specified by a legal obligation) and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts: technology expected to be available at the time of the clean up; laws and regulations presently or virtually certain to be enacted; and prior experience in remediation of contaminated sites. Environmental liabilities are recorded at the estimated amount at which the liability could be settled at the balance sheet date, and are discounted if the impact is material and if cost estimates and timing are considered reasonably certain.

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

Post-employment benefits
For defined benefit plans, plan assets are measured at fair value. The plans’ holdings in publicly quoted investments are valued at closing prices at the balance sheet date. The plans’ holdings in pooled investment vehicles (PIVs) that are not publicly quoted are valued at the respective investment managers’ current estimate of fair value, on a basis consistent with each PIV’s most recent audited financial statements. Derivative contracts entered into directly by the pension plans are included within plan assets. Exchange traded derivatives are valued at quoted balance sheet date bid prices for contracts which are assets, or offer prices for contracts which are liabilities, at the balance sheet date. Fair values of over the counter derivatives are measured using independent third party pricing services. The defined benefit obligations are measured at the present value of future benefit payments attributable to employee service rendered up to the balance sheet date. A surplus of plan assets over the benefit obligation is recognized as an asset only to the extent of the economic benefit Syngenta can obtain from the surplus through refunds from, or reductions in the present value of future contributions to, the plan. Benefit expense charged to profit or loss is the cost to Syngenta of the increase in benefits in the period. The benefit obligation and cost are attributed to periods using the projected unit credit actuarial method. The expected return on plan assets in externally funded plans is deducted from the benefit cost. Both the benefit cost and expected asset return are based on long-term economic assumptions. The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are recognized in OCI in the period in which they arise. Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over the remaining expected service period if the benefits do not vest until retirement. If the revised benefits vest immediately, the related past service cost is recognized immediately in profit or loss. If plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

2. Accounting policies continued

Share based payments
The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. Grants of Syngenta AG ordinary shares are measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant-date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. Compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest. Compensation expense is adjusted subsequently, so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made. For certain share plans, Syngenta has withholding obligations in respect of plan members’ personal income tax liabilities on vesting or exercise of awards. Where members have the choice of settling the tax and receiving all the award or selling part of the award to cover the tax and receiving the balance of the award (“sell to cover”) the plans are accounted for as fully equity-settled. Where Syngenta requires members to sell to cover, cash-settled share based payment accounting is applied to that part of the award and equity-settled accounting to the remainder.

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

Application of critical accounting policies

Impairment
For the purposes of assessing impairment, assets are grouped at the lowest level at which there are independent cash inflows. This level is described as a cash generating unit (CGU). Each CGU contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights. The way in which assets are grouped to form CGUs and are related to cash flows may in certain circumstances affect whether an impairment loss is recorded. Generally, the higher the level at which independent cash flows are identified, the less likely it is that an impairment loss will be recorded, as reductions in one cash inflow are more likely to be offset by increases in other cash inflows within the same CGU. If a CGU is impaired, the impairment loss is allocated first to any goodwill in the CGU, and then to reduce the CGU’s other assets pro rata.

In the Crop Protection segment, a CGU is generally defined by Syngenta at the product active ingredient level. However, where one active ingredient is sold in mixture with other active ingredients to a significant extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis reflecting the international nature of the business. Goodwill on major acquisitions, principally Zeneca agrochemicals business goodwill of US$548 million, is held at segment level and tested for impairment by relating it to total segment cash flows.

In the Seeds segment, a CGU is generally defined at the global crop level to reflect the fact that seed germplasm originating in one country can be used in other countries except where license agreements are more geographically restrictive.

In 2011, Syngenta announced that it would implement a single integrated commercial organization for its Crop Protection and Seeds businesses. In order to enable the businesses to focus during 2011 on preparing for the new organization, Syngenta has continued to use the medium term management forecasts prepared in 2010. In its 2011 impairment testing, Syngenta has relied upon its 2010 recoverable amount estimates wherever these exceeded CGU asset carrying amounts by a substantial margin. Impairment testing for CGUs with recoverable amounts close to their carrying amounts has been performed using medium term forecasts updated in 2011.

Pension asset ceiling
IFRSs require Syngenta to estimate the economic benefit it can obtain from a pension surplus if a surplus currently exists or will arise when Syngenta meets an existing minimum funding obligation. Syngenta believes a refund of any surplus in its UK pension plan will be

2. Accounting policies continued

unconditionally available to it when all liabilities are settled. The surplus in its US plan is supported by the economic benefit of future contribution savings. Syngenta cannot derive economic benefit from any surplus in its main Swiss pension plan because there is no refund right and the required future service contributions exceed future service cost. Accordingly, Syngenta restricted its asset carrying amount at December 31, 2010 and reduced OCI for 2010 by US$30 million. At December 31, 2011, no corresponding restriction applied. The surplus disclosed in Note 22 relates to another Swiss plan.

Foreign currency translation
Syngenta has to make judgements on whether loans between subsidiaries are likely to be repaid in the foreseeable future in order to allocate foreign currency differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary. Until December 31, 2009, further judgement was required on how to determine Syngenta’s net investment in a borrowing subsidiary repaying part or all of a loan or of its share capital, because IFRS applicable until that date required a proportionate reclassification of currency translations gains and losses from OCI into profit or loss. A gain of US$40 million was reclassified for 2009. From January 1, 2010 such a reclassification would occur only when Syngenta divests or loses control of a subsidiary. There were no such events in 2010 or 2011.

Critical accounting estimates

Impairment review
The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGUs to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on Syngenta’s estimated weighted average cost of capital (WACC). This is considered to include market estimates of industry sector risk premium, as Syngenta’s Crop Protection and Seeds businesses both operate mainly in the agricultural sector and its non-agricultural Professional Products business is not considered a separate CGU. Because Syngenta’s CGUs generally reflect the global nature of its Crop Protection and Seeds businesses, it is also not considered necessary to apply a country risk premium. The pre-tax discount rates used for all significant CGUs ranged from 7.1 percent to 8.5 percent (2010: 7.0 percent to 8.5 percent). The outcomes of the impairment tests are not sensitive to reasonably likely changes in the discount rate in the periods presented for any CGU or group of CGUs for which the carrying amount of goodwill is significant except as described below.

In determining value in use it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of Crop Protection include future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions and products’ lives. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows are based on Syngenta management forecasts over a five year horizon and a terminal value, which assumes a 2.0 percent long-term growth rate (2010: 2.0 percent). Management believes, based on recent growth in agricultural markets, that there are long-term prospects for continued growth. US$693 million of goodwill is tested at the Crop Protection total segment level (2010: US$703 million). In the opinion of Syngenta, the recoverable amount is not sensitive to reasonably possible changes in any of the assumptions underlying the cash flow projections used for the impairment test. A reduction in forecasted sales within management’s five year forecast horizon compared to the previous year’s five year forecast cycle combined with a reduction in latest forecasts of current year sales compared to the current year budget, is considered an indicator of market related impairment for CGUs to which no goodwill is allocated, resulting in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of, or restrictions placed upon, product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs. Property, plant and equipment and intangible asset impairments of US$3 million and US$15 million were recorded because of restructuring in 2011 and 2010 respectively.

In Crop Protection in 2010, one CGU which contained US$46 million of property, plant and equipment and US$36 million of intangible assets, excluding goodwill, and to which US$16 million of goodwill was allocated, had a recoverable amount equal to its carrying amount following recognition of a US$4 million impairment. In 2011, forecast future cash flows for this CGU declined because of increased distribution costs and a significant shortfall in production volumes caused by extreme weather conditions, which is expected to constrain sales in 2012. As a result, a US$38 million impairment loss was recognized for this CGU in 2011. The total carrying amount of its property, plant and equipment and intangible assets at December 31, 2011 is US$49 million. The following key assumptions underlie the value in use estimate on which this impairment loss is based:

2. Accounting policies continued

-	a 3.8 percent compound annual sales growth rate over the five year forecast horizon (2010: 5.0 percent);

-	improved gross profit quality for 2012 and future years compared to 2011, consistent with recent price increases and actual levels achieved throughout the period 2008 to 2010;

-	the weather-related production problems experienced in 2011 will not recur;

-
a 2.0 percent long-term growth rate beyond the end of the 5 year forecast period, which in view of more challenging market conditions is considered more likely than the 3.0 percent long-term growth rate assumed in prior years for this CGU;

-	in the medium term, current excess working capital will be eliminated and working capital will reduce to levels normal for the industry sector in which this CGU operates; and

-	an 8.2 percent pre-tax discount rate (2010: 8.4 percent).

The sensitivity of the recoverable amount to these assumptions, expressed as impairment losses additional to those recognized in 2011, is as follows (in US$ million):

1 percent increase in post tax discount rate	14
Long-term growth rate reduced to 1 percent	12
Both the above changes together	22

Goodwill of US$315 million is allocated to the Seeds North America Corn and Soybean CGU. Syngenta’s forecasts assume that new trait introductions by seed companies will increase total market value in both corn and soybean, and that Syngenta’s traits will obtain an increased share of those markets. A 2.0 percent long-term annual growth rate (2010: 2.0 percent) is assumed after the end of this period. At the 7.5 percent (2010: 7.0 percent) pre-tax discount rate used, value in use significantly exceeds the CGU’s carrying amount. The carrying amount would be sensitive only to significant reductions in income or unidentified product related regulatory, technical or intellectual property issues which Syngenta does not consider reasonably possible at this time.

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

-
the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2011, trade accounts payable includes US$1,131 million (2010: US$982 million) of accruals for rebates and returns.

-
accruals for estimated product returns, which are based on historical experience of actual returns. Syngenta considers these to be reliable estimates of future returns, except in the case of US$316 million (2010: US$269 million) of sales invoiced to customers. These sales have not been recognized as revenue or as trade receivables, because past experience in those specific markets shows that actual returns can vary significantly as a result of weather conditions after the reporting date, which are unknown.

-
allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2011 amounted to US$246 million, or 8 percent  (2010: US$260 million or 9 percent) of total trade receivables. The reduced percentage reflects a lower level of receivables overdue by more than 180 days. In 2010, Syngenta reported a US$43 million credit in profit or loss in respect of bad debts because historical collections achieved were higher than the assumptions used to build the allowances in earlier years. In 2011, Syngenta reported a US$34 million bad debt expense. This reflects business growth, particularly in emerging markets where write-offs have been higher historically than in developed markets.

Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.

2. Accounting policies continued

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

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Details of reimbursements recorded by Syngenta are given in Note 19 below. The litigation associated with reimbursements claimed by Syngenta in relation to environmental costs incurred at its Greens Bayou site was settled during 2008. As a result, Syngenta has recorded a reimbursement asset of US$25 million at December 31, 2011 (2010: US$26 million). The movements in environmental provisions are set out in Note 19 below.

In 2011, the total additional charge to environmental provisions was US$14 million (2010: US$37 million and 2009: US$14 million). US$4 million (2010: US$30 million and 2009: US$20 million) of unutilized provisions were released, including US$nil (2010: US$nil and 2009: US$11 million) because expenditures at one site were met directly by a joint venture. In 2011, the most significant change was caused by clarification from the regulator of the remedial work it requires at one site. In addition, proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2011, for these shared sites comprise approximately 20 percent of total environmental provisions of US$371 million (2010: US$394 million and 2009: US$405 million). The top ten exposures at the end of 2011 comprise approximately 80 percent of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 40 percent of the total environmental provision recognized at December 31, 2011.

At Syngenta’s Monthey, Switzerland, production site, the work needed to remediate groundwater and soil contamination that exists under and around the site, including investigation, assessment, control and monitoring activities, is ongoing. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on its current knowledge, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation and no significant change to the provision has been made in 2011. However, the extent of the remediation work required, the cost estimates and their allocation are subject to uncertainty.

Defined benefit post-employment benefits
Significant judgment is required when selecting key assumptions for measuring post-employment benefit expense for a period and the defined benefit obligation at the period end for each defined benefit plan. The specific assumptions used are disclosed in Note 22 below, along with the experience variances between actual and assumed results for the past five years. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

The following information illustrates the sensitivity to a change in certain assumptions, leaving all other assumptions constant, for the three major defined benefit pension plans shown in Note 22 to the financial statements. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

(US$ million)	Increase/(reduction) in 2012 pre-tax pension expense	Increase/(reduction) in December 31, 2011 projected benefit obligation
25 basis point decrease in discount rate	4	199
25 basis point increase in discount rate	(4)	(196)
25 basis point decrease in expected return on assets	12	–
25 basis point increase in expected return on assets	(12)	–
One year increase in life expectancy	5	113

2. Accounting policies continued

To select the discount rate, Syngenta uses yields of AA rated corporate bonds in all major markets. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (UK and USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (Switzerland). Discount rates at December 31, 2011 are as follows:

Switzerland	2.5 percent (2010: 2.8 percent)
UK	4.9 percent (2010: 5.4 percent)
USA	4.4 percent (2010: 5.3 percent)

The lower discount rates at the end of 2011 reflect the decrease in yields of these three countries’ government bonds, which were in demand from investors during 2011 as prices of other financial assets fell. This effect was only partly offset by an increase in AA corporate bond spreads. The consequent increase in the benefit obligations and reduction in funded status (ratio of plan assets to the defined benefit obligation) of these plans compared to December 31, 2010, was offset by accelerating the payment of US$125 million (2010: US$200 million) of employer pension contributions and, in the UK, by a significant decrease in the assumed long-term inflation rate. Limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK pension regulations. The Syngenta plan rules and statutory regulations applicable to Syngenta’s Swiss and US plans contain no inflation linkage. In valuing the benefit obligation at December 31, 2011, the UK long-term rate of retail price inflation (RPI) is assumed to be 3.0 percent (2010: 3.5 percent). The UK government announced in 2010 that future statutory pension increases would be based on consumer price inflation (CPI), instead of the RPI as in the past. Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will now see increases linked to CPI. A US$20 million actuarial gain and reduction in benefit obligation was recognized in 2010 because of this change. CPI is assumed to be 90 basis points (2010: 50 basis points) below RPI. Syngenta has increased the assumed RPI/CPI differential to align with revised guidance published by the UK Office for Budget Responsibility (OBR) in November 2011.

Actual returns for the UK, Swiss and US pension plan assets were below the expected long-term return assumptions used to calculate 2011 pension expense, but returns in 2010 and 2009 were above the equivalent assumptions. This reflects the general trend of financial asset market movements in each of those years. Expected return is a weighted average of the various asset classes held by the plans, which are disclosed in Note 22 below.

In recent years, longevity has increased in all major countries in which Syngenta sponsors pension plans. Syngenta sets mortality assumptions after considering the most recent statistics practicable. Syngenta uses generational mortality tables to estimate probable future mortality improvements. These tables assume that the trend of increasing longevity will continue, resulting in pension benefit payments to younger members being likely to be paid for longer than older members’ pensions, given that assumed retirement ages are those defined in the rules of each plan. In 2011, Syngenta’s mortality assumptions for its UK and US plans are determined on a consistent basis with those in 2010 and 2009.

At December 31, 2011, Syngenta has valued the benefit obligation for its Swiss pension plan using updated mortality data, including generational tables which had not been available in Switzerland in previous years. The use of generational tables increased the benefit obligation by US$66 million (4.4 percent), while the general update of mortality and disability data had no significant impact compared to the tables used in 2010.

Syngenta’s major pension plans give members lump sum or annuity benefit payment options. Syngenta values its pension liabilities on the assumption that the choices made by members who will retire in the future will be consistent with choices made by members who have retired recently. For the US plan, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, under current conditions, this results in a higher liability than the annuity option.

Deferred tax assets
At December 31, 2011, Syngenta’s deferred tax assets are US$930 million (2010: US$824 million). Included in this balance are deferred tax assets for unused tax losses of US$34 million (2010: US$46 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2011, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

2. Accounting policies continued

The principal jurisdictions where deferred tax assets have not been recognized are Brazil, Argentina, Colombia and Russia. For Argentina, Colombia and Russia, no net deferred tax assets have been recognized at December 31, 2011 or 2010. At December 31, 2011, the carrying amount of deferred tax assets recognized in the consolidated balance sheet of one major Syngenta subsidiary in Brazil is US$152 million (2010: US$84 million) and the amount not recognized is US$10 million (US$38 million). Syngenta has restricted the amount of deferred tax asset recognized for this subsidiary to the amount recoverable from the forecast taxable profits in the five years (2010: three years) following the balance sheet date. Deferred income tax expense for 2011 was reduced by US$40 million (2010: US$77 million) because the continued generation of actual taxable profits by this subsidiary in recent years indicates that an increased proportion of its deferred tax asset is more likely than not to be utilized against its estimated future taxable profits.

Uncertain tax positions
Syngenta’s Crop Protection supply chain, and to a lesser extent its Seeds supply chain, are international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices for the delivery of goods and charges for the provision of products and services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions.

Several prior years’ tax computations are generally still open for review or audit for most Syngenta subsidiaries at the balance sheet date. Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed.

These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2011, Syngenta’s balance sheet includes assets of US$79 million (2010: US$70 million) included within Other accounts receivable, and liabilities of US$547 million (2010: US$406 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include US$274 million in respect of the uncertain tax positions described above (2010: US$225 million), which reflects increased exposures at December 31, 2011 due to underlying business growth and the integration of Syngenta’s Crop Protection and Seeds commercial organisations. The liability for uncertain income tax positions which Syngenta expects to be resolved in 2012 is less than 10 percent of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2011, 2010 and 2009.

2011
On March 9, 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for US$32 million of cash, US$12 million of which is deferred. As a result of the acquisition accounting, an immaterial bargain purchase gain has been recognized within Restructuring and impairment in the consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2011 business combination were as follows:

(US$ million)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	55
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	32
Purchase price	32
Bargain purchase gain	–

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from this 2011 acquisition was as follows:

(US$ million)
Total cash paid for shares	20
Net cash acquired	(2)
Net cash outflow	18

On April 13, 2011, Syngenta divested its Materials Protection business to Lanxess AG. The gain on this divestment is included in Restructuring and impairment.

2010
On March 31, 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

3. Acquisitions, divestments and other significant transactions continued

On September 30, 2010, Syngenta acquired 100 percent of the shares of Maribo Seed International ApS and its five European subsidiaries for a cash payment, plus contingent payments if certain sales targets are achieved. Syngenta finalized the acquisition accounting during 2011, resulting in an immaterial bargain purchase gain mainly due to the Maribo consideration being determined based on the economic value of the business at a different date from the date control transferred to Syngenta. The primary reason for the acquisition was to consolidate Syngenta’s position in the European sugar beet market.

On November 8, 2010, Syngenta acquired from Pioneer Hi-Bred International Inc., (“Pioneer”), a subsidiary of E.I Du Pont de Nemours and Co. (“DuPont”), the 50 percent equity interest in Greenleaf Genetics LLC (“Greenleaf”), which Syngenta did not already own. This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. Syngenta’s existing 50 percent equity interest in Greenleaf has been valued at US$55 million at November 8, 2010, resulting in a US$34 million net gain from remeasurement to fair value. Syngenta finalized the acquisition accounting during 2011, resulting in an immaterial bargain purchase gain. The most important factor contributing to the bargain purchase gain is the tax treatment of the transaction under US tax legislation, which significantly reduces the amount of deferred tax liabilities recognized. The primary reason for the business combination was to allow Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

The aggregate amounts of the gains on revaluing Syngenta’s former 50 percent interest in Greenleaf, re-acquiring the Greenleaf license rights and the bargain purchase gains on both the above acquisitions have been presented within Restructuring and impairment in the consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2010 business combinations were as follows:

(US$ million)	Fair values
Cash and cash equivalents	51
Trade receivables and other current assets	41
Inventories	34
Property, plant and equipment	11
Intangible assets	79
Trade payables and other current liabilities	(43)
Deferred tax liabilities	(24)
Net assets acquired	149
Fair value of consideration	84
Fair value of interest already held by Syngenta	55
Bargain purchase gains	(10)

Fair value of consideration comprises US$68 million cash paid, US$11 million other assets and US$5 million acquisition date fair value of contingent future cash payments.

Cash flow from these 2010 acquisitions was as follows:

(US$ million)
Cash paid	68
Net cash acquired	(51)
Net cash outflow	17

The gross contractual amounts receivable were not significantly different from the fair value of the acquired receivables.

On June 14 and December 17, 2010 respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was US$48 million, presented within cash flow used for financing activities, which was substantially equal to the total of the equity attributable to the non-controlling interests and the liability recognized for the options granted over those interests as part of the various acquisition agreements in 2004.

2009
On August 31, 2009, Syngenta acquired from Monsanto its global hybrid sunflower seeds activities for a cash payment of US$160 million, which included certain rights to receive services during the post-acquisition transition period. Direct acquisition costs were not material. Goodwill of US$61 million was recognized. The most important factor contributing to the recognition of this goodwill is the expected value of revenue and cost synergies and other benefits from combining the acquired businesses with those of Syngenta.

During 2009, Syngenta also acquired: the 32 percent remaining minority equity interest in Koipesol Semillas S.A.; 100 percent of the shares of Circle One Global Inc., a US-based biological crop protection technology business; the remaining 50 percent of the shares of Goldsmith Seeds Europe B.V., the Netherlands-based business in which Goldsmith Seeds International Inc., acquired in November 2008, had a 50 percent equity interest; and 100 percent of the shares of Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., two US-based lettuce seed companies. In aggregate, for the 2009 acquisitions excluding the Monsanto sunflower business, cash paid totaled US$37 million, goodwill was US$11 million and direct acquisition costs were not material.

3. Acquisitions, divestments and other significant transactions continued

The fair value of the assets and liabilities recognized in these 2009 business combinations and acquisitions of minority interest were as follows:

(US$ million)	Monsanto sunflower	Other acquisitions	Total
Trade receivables and other current assets	4	5	9
Inventories	17	13	30
Property, plant and equipment	3	4	7
Intangible assets	69	24	93
Deferred tax and other liabilities	(1)	(17)	(18)
Net assets acquired	92	29	121
Less share of acquired entity already owned by Syngenta			(7)
Minority interest acquired			4
Syngenta AG shareholders’ interest			118
Purchase price			190
Goodwill			72

Cash flow from these 2009 acquisitions was as follows:

(US$ million)
Cash paid	191
Net cash acquired	(3)
Net cash outflow	188

4. Segmental breakdown of key figures for the years ended December 31, 2011, 2010 and 2009

During 2011 and in prior years, Syngenta was organized on a worldwide basis into three reporting segments, which are reflected in internal management reporting.

Crop Protection
The Crop Protection segment principally manufactures, distributes and sells herbicides, insecticides and fungicides to both agricultural and non-agricultural customers.

Seeds
The Seeds segment sells seeds for growing corn, soybeans, sunflower, sugarbeet, other diverse field crops and oilseeds, vegetables and flowers.

Business Development
Syngenta’s Business Development segment is an incubator of several development stage activities. These activities include development of technology based on research into enzymes and traits with the potential to enhance the agronomic, nutritional or biofuel properties of plants. Syngenta has not generated material on-going revenues from these activities to date and the route to market for certain of these technologies is not yet clear. The Syngenta Executive Committee reviews aggregated financial information relating to these activities.

General
Syngenta has historically managed its three segments separately because their sources of income derive from distinct types of products or technologies requiring different manufacturing, distribution and marketing strategies. Segment performance is managed based on segment operating income, which is the measure of segment profit or loss presented, and is based on the same accounting policies as consolidated operating income, except that inter-segment sales and inter-segment unrealized profit in inventories are eliminated only at the consolidated level.

Transactions between segments are generally priced based on the third party selling prices achieved by the purchasing segment less an allowance for selling and distribution profit margins for the purchasing segment.

2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination1	Total
Product sales – to third parties	10,077	3,010	–	–	13,087
Royalty income – from third parties	5	175	1	–	181
Product sales – other segments	80	–	–	(80)	–
Total segment sales	10,162	3,185	1	(80)	13,268
Cost of goods sold	(5,226)	(1,578)	–	67	(6,737)
Gross profit	4,936	1,607	1	(13)	6,531
Marketing and distribution	(1,521)	(608)	(16)	–	(2,145)
Research and development	(624)	(423)	(80)	–	(1,127)
General and administrative	(733)	(225)	(19)	–	(977)
Restructuring and impairment	(152)	(78)	(1)	–	(231)
Operating income/(loss) – continuing operations	1,906	273	(115)	(13)	2,051
Included in the above operating income from continuing operations are:
Personnel costs	(1,878)	(762)	(21)	–	(2,661)
Depreciation of property, plant and equipment	(249)	(77)	(5)	–	(331)
Amortization of intangible assets	(157)	(113)	(6)	–	(276)
Impairment of property, plant and equipment, intangible and financial assets	(38)	(4)	(1)	–	(43)
Other non-cash items including charges in respect of provisions	(157)	34	(11)	–	(134)
Gains on hedges reported in operating income	164	23	–	–	187

1 Inter-segment elimination

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2011 (US$ million)
Segment operating income after inter-segment elimination	2,051
Income from associates and joint ventures	15
Financial expense, net	(165)
Income before taxes	1,901

4. Segmental breakdown of key figures for the years ended December 31, 2011, 2010 and 2009 continued

2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination1	Total
Product sales – to third parties	8,779	2,667	11	–	11,457
Royalty income – from third parties	34	138	12	–	184
Product sales – other segments	65	–	–	(65)	–
Total segment sales	8,878	2,805	23	(65)	11,641
Cost of goods sold	(4,496)	(1,450)	(11)	91	(5,866)
Gross profit	4,382	1,355	12	26	5,775
Marketing and distribution	(1,321)	(559)	(12)	–	(1,892)
Research and development	(555)	(410)	(67)	–	(1,032)
General and administrative	(667)	(217)	(15)	–	(899)
Restructuring and impairment	(101)	(49)	(9)	–	(159)
Operating income/(loss) – continuing operations	1,738	120	(91)	26	1,793
Included in the above operating income from continuing operations are:
Personnel costs	(1,562)	(718)	(25)	–	(2,305)
Depreciation of property, plant and equipment	(194)	(74)	(5)	–	(273)
Amortization of intangible assets	(154)	(76)	(5)	–	(235)
Impairment of property, plant and equipment, intangible and financial assets	(31)	(1)	(9)	–	(41)
Other non-cash items including charges in respect of provisions	(89)	(19)	11	–	(97)
Gains on hedges reported in operating income	18	5	–	–	23

1  Inter-segment elimination

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2010 (US$ million)
Segment operating income after inter-segment elimination	1,793
Income from associates and joint ventures	25
Financial expense, net	(141)
Income before taxes	1,677

2009 (US$ million)	Crop Protection	Seeds	Business Development	Elimination1	Total
Product sales – to third parties	8,415	2,471	7	–	10,893
Royalty income – from third parties	5	93	1	–	99
Product sales – other segments	71	–	–	(71)	–
Total segment sales	8,491	2,564	8	(71)	10,992
Cost of goods sold	(4,262)	(1,361)	(15)	66	(5,572)
Gross profit	4,229	1,203	(7)	(5)	5,420
Marketing and distribution	(1,255)	(540)	(10)	–	(1,805)
Research and development	(508)	(364)	(80)	–	(952)
General and administrative	(496)	(199)	(19)	–	(714)
Restructuring and impairment	(61)	(58)	(11)	–	(130)
Operating income/(loss) – continuing operations	1,909	42	(127)	(5)	1,819
Included in the above operating income from continuing operations are:
Personnel costs	(1,447)	(703)	(26)	–	(2,176)
Depreciation of property, plant and equipment	(168)	(71)	(4)	–	(243)
Amortization of intangible assets	(152)	(61)	(5)	–	(218)
Impairment of property, plant and equipment, intangible and financial assets	(7)	(10)	(8)	–	(25)
Other non-cash items including charges in respect of provisions	(69)	47	1	–	(21)
Gains/(losses) on hedges reported in operating income	111	(30)	–	–	81

1  Inter-segment elimination

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2009 (US$ million)
Segment operating income after inter-segment elimination	1,819
Loss from associates and joint ventures	(3)
Financial expense, net	(122)
Income before taxes	1,694

4. Segmental breakdown of key figures for the years ended December 31, 2011, 2010 and 2009 continued

Summarized additional information on the nature of expenses for the years ended December 31, 2011, 2010 and 2009 is as follows:

(US$ million)	2011	2010	2009
Salaries, short-term employee benefits and other personnel expense	2,480	2,130	1,996
Pension and other post-employment benefit expense	112	109	116
Share based payment expense	69	66	64
Total personnel costs	2,661	2,305	2,176
Depreciation of property, plant and equipment	331	273	243
Impairment of property, plant and equipment	18	5	6
Amortization of intangible assets	276	235	218
Impairment of intangible assets	24	15	11

5. Regional breakdown of key figures for the years ended December 31, 2011, 2010 and 2009

In 2011, Syngenta reorganized its regional structure resulting in certain countries moving from one region to another and the former region “NAFTA” becoming region “North America”. 2010 and 2009 regional disclosures have been adjusted as follows to reflect the new regional structure:

-	2010 sales of US$229 million, previously included in NAFTA, and US$11 million, previously included in Europe, Africa and the Middle East, are now included in Latin America;

-	2009 sales of US$205 million, previously included in NAFTA, and US$5 million, previously included in Europe, Africa and the Middle East, are now included in Latin America;

-	2010 non-current assets of US$25 million, previously included in NAFTA, are now included in Latin America.

2011 (US$ million)	North America	Europe & AME2	Latin America	Asia Pacific	Total
Sales1	3,669	4,242	3,355	2,002	13,268
Total non-current assets3	1,658	3,675	435	530	6,298

5. Regional breakdown of key figures for the years ended December 31, 2011, 2010 and 2009 continued

2010 (US$ million)	North America	Europe & AME2	Latin America	Asia Pacific	Total
Sales1	3,368	3,661	2,807	1,805	11,641
Total non-current assets3	1,687	3,874	350	511	6,422

2009 (US$ million)	North America	Europe & AME2	Latin America	Asia Pacific	Total
Sales1	3,521	3,576	2,344	1,551	10,992

1  Sales by location of third party customer
2  AME – Africa and the Middle East
3  Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

The following countries individually accounted for more than 5 percent of one or more of the respective Syngenta totals for the years ended December 31, 2011, 2010 and 2009 or at December 31, 2011 and 2010.

(US$ million, except %)	Sales1						Total non-current assets2
Country	2011	%	2010	%	2009	%	2011	%	2010	%
Brazil	2,152	16	1,778	15	1,551	14	279	5	223	4
France	649	5	585	5	666	6	140	2	144	2
Germany	548	4	484	4	492	4	20	–	23	–
Switzerland	74	1	100	1	66	1	2,728	43	2,902	45
UK	202	2	189	2	183	2	501	8	503	8
USA	3,209	24	2,802	24	2,993	27	1,596	25	1,622	25
Others	6,434	48	5,703	49	5,041	46	1,034	17	1,005	16
Total	13,268	100	11,641	100	10,992	100	6,298	100	6,422	100

1  Sales by location of third party customer
2  Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10 percent or more of Syngenta’s total sales.

6. Restructuring and impairment

Restructuring and impairment for the years ended December 31, 2011, 2010 and 2009, broken down into the main restructuring initiatives, consists of the following:

(US$ million)	2011	2010	2009
Operational efficiency programs:
Cash costs
Charged to provisions	29	48	22
Expensed as incurred	69	53	76
Non-cash costs
Fixed asset impairments	3	17	16

Integrated crop strategy programs:
Cash costs
Charged to provisions	86	3	–
Expensed as incurred	63	11	–

Acquisition and related integration costs:
Cash costs
Charged to provisions	2	–	3
Expensed as incurred	12	19	25
Non-cash items
Reversal of inventory step-ups	14	18	17
Reacquired rights	14	–	–
Divestment gains	(76)	(19)	(9)
Bargain purchase gains	(10)	–	(7)

Other non-cash restructuring and impairment:
Financial asset impairment	1	9	16
Other fixed asset impairment	38	4	–
Other non-cash costs	–	15	(10)
Total restructuring and impairment	245	178	149

Restructuring and impairment for the years ended December 31, 2011, 2010 and 2009 is presented within the consolidated income statement as follows:

(US$ million)	2011	2010	2009
Included within:
Cost of goods sold	14	18	17
Restructuring and impairment excluding divestment gains	307	178	139
Divestment gains	(76)	(19)	(9)
Income/(loss) from associates and joint ventures	–	1	2
Total restructuring and impairment	245	178	149

2011

Operational efficiency programs
During 2011, cash costs under the Operational Efficiency restructuring programs include US$59 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency cash costs consist of US$6 million of onerous contract charges in the UK, US$5 million relating to the reorganization of a Crop Protection site in Switzerland, US$4 million of restructuring costs in the European Seeds business and US$12 million for various other restructuring projects. Impairment costs relate mainly to the closure of a Seeds site in Germany.

6. Restructuring and impairment continued

Integrated crop strategy programs
During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included US$143 million for integration of commercial operations of sales and marketing teams and US$6 million for support function projects. These charges consist of US$76 million for severance and pension payments and US$73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs
Acquisition and related integration cash costs relate mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups relate to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

As part of the Greenleaf acquisition, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf.  In accordance with IFRS, these reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the Syngenta/Greenleaf license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. The resulting acceleration of amortization results in a 2011 charge of US$14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment gains of US$76 million include the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50 percent equity interest in Greenleaf to fair value at the date it acquired the remaining 50 percent interest from Pioneer. Bargain purchase gains are recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring and impairment
Other non-cash restructuring and impairment costs consist of the impairment of an available-for-sale financial asset and a write-down in the Professional Products business within Crop Protection.

2010

Operational efficiency programs
During 2010, cash costs under the Operational Efficiency restructuring projects included US$54 million for the continuing standardization and consolidation of global back office operations across Crop Protection and Seeds and US$12 million for further outsourcing of information systems. Further operational efficiency charges included US$14 million largely to recognize synergies across the Flowers sites in the Seeds business, US$10 million for reorganizations in the Crop Protection businesses in Western Europe, US$8 million for restructuring at production and distribution sites in France and the US and US$3 million of other costs. Impairment costs included US$10 million for the impairment of a Crop Protection supply agreement, US$4 million of impairment of a site in the UK and other impairments totaling US$3 million.

Integrated crop strategy programs
Restructuring costs of US$14 million were incurred largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Acquisition and related integration costs
Acquisition and related integration cash costs of US$19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene. Reversal of inventory step-ups related to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies. Divestment gains of US$19 million were recognized on derecognition of the investment in the Greenleaf joint venture; Syngenta acquired the remaining 50 percent equity interest in Greenleaf during 2010.

Other non-cash restructuring and impairment
Other non-cash restructuring and impairment costs included US$9 million of impairments of available-for-sale financial assets, US$4 million of impairment in the Professional Products business within Crop Protection, US$12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment and US$3 million of other costs.

2009

Operational efficiency programs
Operational efficiency cash costs included US$15 million for site closure costs in North America, US$18 million for further outsourcing of information systems and US$55 million for the global back office operations project across Crop Protection and Seeds. Non-cash costs consisted of US$16 million of fixed asset write-offs.

Acquisition and related integration costs
Acquisition and related integration cash costs related mainly to the Goldsmith and Yoder acquisitions made in 2008 and to the continued integration and synergy program of the Fischer group. Non-cash costs included reversal of inventory step-up related mainly to the

6. Restructuring and impairment continued

Goldsmith acquisition, divestment gains related to the sale of an available-for-sale financial asset and a bargain purchase gain realized on the Goldsmith acquisition.

Other non-cash restructuring and impairment
Other non-cash restructuring and impairment included financial asset impairments of US$16 million related to write-downs of available-for-sale financial assets and a gain of US$10 million from the recognition of a reimbursement receivable for a product right impairment.

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2011, 2010 and 2009 consists of the following:

(US$ million)	2011	2010	2009
Switzerland	779	587	1,113
Foreign	1,122	1,090	581
Total income before taxes	1,901	1,677	1,694

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2011, 2010 and 2009 consists of the following:

(US$ million)	2011	2010	2009
Current income tax (expense):
Switzerland	(138)	(87)	(32)
Foreign	(347)	(200)	(160)
Total current income tax (expense)	(485)	(287)	(192)
Deferred income tax (expense)/benefit:
Switzerland	1	(38)	(173)
Foreign	183	50	82
Total deferred income tax (expense)/benefit	184	12	(91)
Total income tax (expense):
Switzerland	(137)	(125)	(205)
Foreign	(164)	(150)	(78)
Total income tax (expense)	(301)	(275)	(283)

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2011, 2010 and 2009 are:

(US$ million)	2011	2010	2009
Current tax (expense) relating to current years	(491)	(275)	(209)
Adjustments to current tax for prior periods	2	(19)	3
Benefit of previously unrecognized tax losses	4	7	14
Total current income tax (expense)	(485)	(287)	(192)

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2011, 2010 and 2009 are:

(US$ million)	2011	2010	2009
Origination and reversal of temporary differences	130	(67)	(137)
Changes in tax rates or legislation	21	20	2
Benefit of previously unrecognized deferred tax assets	43	88	44
Non recognition of deferred tax assets	(10)	(29)	–
Total deferred income tax (expense)/benefit	184	12	(91)

7. Income taxes continued

Income tax expense for 2011 includes US$61 million resulting from a change in prior year estimates related to the taxation of certain licensing transactions.

Income tax relating to OCI for the years ended December 31, 2011, 2010 and 2009 is as follows:

		2011			2010		2009
(US$ million)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	(252)	71	(181)	50	(17)	33	(98)	32	(66)
Items that may be reclassified to profit or loss:
Available-for-sale financial assets	3	–	3	4	(1)	3	(18)	1	(17)
Cash flow and net investment hedges	(150)	34	(116)	120	(46)	74	72	(16)	56
Foreign currency translation effects	(186)	(48)	(234)	146	27	173	260	49	309
Total	(585)	57	(528)	320	(37)	283	216	66	282

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Current tax 1	7	–	6
Deferred tax 1	3	(1)	10
Total income tax (charged)/credited to equity	10	(1)	16

1  Current and deferred tax related to share based payments

Analysis of tax rate
The table below represents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate for the years ended December 31, 2011, 2010 and 2009. Syngenta’s statutory rate consists of the domestic Swiss tax rate. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate. The domestic Swiss tax rate consists of the Swiss federal income tax rate (8.50 percent) and the income tax rate of the canton Basel (21.00 percent). Federal and canton tax rates are deductible from the tax basis, therefore the Swiss domestic tax rate is 22.78 percent.

	2011%	2010%	2009%
Statutory tax rate	23	23	23
Effect of income taxed at different rates	(5)	(3)	(4)
Tax on share based payments	–	1	1
Effect of other disallowed expenditures and income not subject to tax	(2)	(1)	(3)
Effect of changes in tax rates and laws on previously recognized deferred tax assets	(1)	(1)	–
Effect of recognition of previously unrecognized tax losses	–	(1)	(3)
Effect of recognition of other previously unrecognized deferred tax assets	(2)	(5)	–
Effect of non-recognition of deferred tax assets on tax losses in current year	1	–	–
Changes in prior year estimates and other items	2	2	2
Effect of non-recognition of deferred tax assets	–	1	1
Effective tax rate	16	16	17

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2011 are as follows:

2011 (US$ million)	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	449	22	(31)	(3)	(3)	434
Accounts receivable	146	58	–	(20)	–	184
Pensions and employee costs	127	(22)	73	(2)	(1)	175
Provisions	234	85	–	(10)	–	309
Unused tax losses	46	(8)	–	(1)	(4)	33
Financial instruments, including derivatives	19	1	4	(1)	(3)	20
Other	74	16	(19)	3	4	78
Deferred tax assets	1,095	152	27	(34)	(7)	1,233
Liabilities associated with:
Property, plant and equipment	(302)	(9)	–	3	1	(307)
Intangible assets	(266)	(23)	–	1	(17)	(305)
Inventories	(133)	34	–	11	–	(88)
Financial instruments, including derivatives	(56)	(2)	(5)	–	3	(60)
Other provisions and accruals	(255)	31	–	1	–	(223)
Other	(72)	1	–	(2)	–	(73)
Deferred tax liabilities	(1,084)	32	(5)	14	(13)	(1,056)
Net deferred tax asset/(liability)	11	184	22	(20)	(20)	177

The movements in deferred tax assets and liabilities during the year ended December 31, 2010 were as follows:

2010 (US$ million)	January 1	Recognized in net income	Recognized in equity & OCI	Currency translation effects	Other movements & acquisitions	December 31
Assets associated with:
Inventories	375	45	2	–	27	449
Accounts receivable	107	(10)	–	5	44	146
Pensions and employee costs	202	(55)	(15)	(5)	–	127
Provisions	221	(13)	–	2	24	234
Unused tax losses	42	(7)	–	3	8	46
Financial instruments, including derivatives	33	(7)	(12)	–	5	19
Other	59	7	–	3	5	74
Deferred tax assets	1,039	(40)	(25)	8	113	1,095
Liabilities associated with:
Property, plant and equipment	(284)	(13)	–	(4)	(1)	(302)
Intangible assets	(262)	(8)	–	(11)	15	(266)
Inventories	(141)	18	–	(9)	(1)	(133)
Financial instruments, including derivatives	(64)	17	(3)	(2)	(4)	(56)
Other provisions and accruals	(188)	(13)	–	(16)	(38)	(255)
Other	(41)	51	13	–	(95)	(72)
Deferred tax liabilities	(980)	52	10	(42)	(124)	(1,084)
Net deferred tax asset/(liability)	59	12	(15)	(34)	(11)	11

7. Income taxes continued

The deferred tax assets and liabilities at December 31, 2011 and 2010 reconcile to the amounts presented in the consolidated balance sheet as follows:

(US$ million)	2011	2010
Deferred tax assets	1,233	1,095
Adjustment to offset deferred tax assets and liabilities1	(303)	(271)
Adjusted deferred tax assets	930	824

Deferred tax liabilities	(1,056)	(1,084)
Adjustment to offset deferred tax assets and liabilities1	303	271
Adjusted deferred tax liabilities	(753)	(813)

1
Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2011 and 2010 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

(US$ million)	2011	2010
One year	6	7
Two years	–	–
Three years	7	2
Four years	2	14
Five years	11	23
More than five years	481	407
No expiry	3	8
Total	510	461

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5.00 percent of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized at December 31, 2011 and 2010 on the following items:

(US$ million)	2011	2010
Temporary differences for which no deferred tax assets have been recognized	259	238
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	612	620

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

The calculation of diluted earnings per share for the year ended December 31, 2011 excluded 558,727 (2010: 373,365; 2009: 226,897) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

8. Earnings per share continued

(US$ million, except number of shares)	2011	2010	2009
Net income attributable to Syngenta AG shareholders	1,599	1,397	1,408

Weighted average number of shares
Weighted average number of shares – basic	91,892,275	92,687,903	93,154,537
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	261,100	328,437	396,027
Grants of Syngenta AG shares under employee share participation plans	230,236	208,963	209,632
Weighted average number of shares – diluted	92,383,611	93,225,303	93,760,196

9. Trade and other accounts receivable

Trade receivables at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Trade receivables, gross	2,982	2,814
Provision for doubtful trade receivables	(246)	(260)
Trade receivables, net	2,736	2,554

Movements in the provision for doubtful trade receivables for the years ended December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
January 1	(260)	(351)
Amounts (charged)/credited to income	(34)	43
Amounts written off	34	54
Currency translation effects and other	14	(6)
December 31	(246)	(260)

The ages of trade and other receivables at December 31, 2011 and 2010 that were past due, but not impaired, are as follows:

2011(US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	510	261	63	186
Provision for doubtful trade receivables	(177)	(11)	(14)	(152)
Other receivables	275	187	52	36
Total	608	437	101	70

2010 (US$ million)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	405	149	43	213
Provision for doubtful trade receivables	(194)	(17)	(14)	(163)
Other receivables	230	91	46	93
Total	441	223	75	143

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations.

The amount of trade receivables transferred in full recourse factoring arrangements, but not derecognized is US$125 million (2010: US$98 million). The related liabilities are disclosed in Note 16.

The fair value of trade receivables containing embedded exchange rate options that Syngenta has designated as at fair value through profit or loss at December 31, 2011 was US$62 million (2010: US$57 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2011 and 2010 were not material.

Other receivables of US$690 million (2010: US$626 million) include income taxes recoverable of US$79 million (2010: US$70 million) and are net of immaterial provisions for doubtful accounts.

10. Other current assets

Other current assets at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Prepaid expenses	163	175
Other	36	48
Total	199	223

11. Inventories

Inventories at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Raw materials and consumables	927	710
Biological assets	32	34
Work in progress	789	828
Finished products	2,442	2,272
Total	4,190	3,844

Movements in inventory write-downs for the years ended December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
January 1	(344)	(298)
Additions charged to income	(159)	(245)
Reversals of inventory write-downs	47	30
Amounts utilized on disposal of related inventories	152	105
Currency translation effects and other	(9)	64
December 31	(313)	(344)

Reversals of inventory write-downs arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories that are subject to risks of degradation and obsolescence, such as germination of seeds.

Movements in biological assets for the years ended December 31, 2011 and 2010 are as follows. These include amounts classified as other non-current assets.

(US$ million)	2011	2010
January 1	37	36
Changes in fair value	200	180
Sales	(182)	(178)
Currency translation effects and other	(4)	(1)
December 31	51	37

Quantities of biological assets in inventories at December 31, 2011 and 2010 are:

(Millions of plants)	2011	2010
Plants	64	84
Cuttings	574	591
(Thousands of hectares cultivated)
Growing crops	4.7	0.1

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2011 are as follows:

2011 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	153	1,740	4,057	309	6,259
Additions	2	39	166	283	490
Disposals	(1)	(3)	(48)	(3)	(55)
Transfers between categories	1	42	211	(254)	–
Currency translation effects and other	(2)	(33)	(86)	(2)	(123)
December 31	153	1,785	4,300	333	6,571

Accumulated depreciation and impairment losses
January 1	–	(932)	(2,363)	–	(3,295)
Depreciation charge	–	(64)	(267)	–	(331)
Impairment losses	–	(10)	(8)	–	(18)
Depreciation on disposals	–	1	35	–	36
Currency translation effects and other	–	6	56	–	62
December 31	–	(999)	(2,547)	–	(3,546)

Net book value – December 31	153	786	1,753	333	3,025
Insured value – December 31					7,632

Additions to property, plant and equipment of US$490 million (2010: US$447 million) comprise US$479 million (2010: US$396 million) of cash purchases and US$11 million (2010: US$51 million) of other additions, including business combinations, initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2011 was US$127 million (2010: US$160 million) classified as Machinery and equipment.

Movements in property, plant and equipment for the year ended December 31, 2010 were as follows:

2010 (US$ million)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	133	1,646	3,532	477	5,788
Additions	3	30	202	212	447
Disposals	–	(24)	(70)	–	(94)
Transfers between categories	11	50	332	(393)	–
Currency translation effects and other	6	38	61	13	118
December 31	153	1,740	4,057	309	6,259

Accumulated depreciation and impairment losses
January 1	–	(871)	(2,179)	–	(3,050)
Depreciation charge	–	(57)	(216)	–	(273)
Impairment losses	–	(4)	(1)	–	(5)
Depreciation on disposals	–	20	60	–	80
Currency translation effects and other	–	(20)	(27)	–	(47)
December 31	–	(932)	(2,363)	–	(3,295)

Net book value – December 31	153	808	1,694	309	2,964
Insured value – December 31					7,530

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2011 are as follows:

2011 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,677	3,197	96	91	384	438	5,883
Additions from business combinations	–	38	5	–	–	4	47
Other additions	–	11	–	3	35	–	49
Retirements	(60)	(483)	–	(28)	(83)	(123)	(777)
Currency translation effects	(19)	30	(1)	2	(2)	3	13
December 31	1,598	2,793	100	68	334	322	5,215

Accumulated amortization and impairment losses
January 1	(329)	(1,933)	(33)	(50)	(240)	(211)	(2,796)
Amortization charge	–	(191)	(6)	(4)	(48)	(27)	(276)
Impairment losses	(13)	–	(2)	–	(1)	(8)	(24)
Retirements	60	483	–	28	83	123	777
Currency translation effects	3	(29)	–	(1)	2	(2)	(27)
December 31	(279)	(1,670)	(41)	(27)	(204)	(125)	(2,346)

Net book value – December 31	1,319	1,123	59	41	130	197	2,869

Other additions in 2011 and 2010 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was US$62 million (2010: US$118 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

Other intangibles consist principally of values assigned to leases, supply contracts and customer relationships acquired in business combinations.

Movements in intangible assets for the year ended December 31, 2010 were as follows:

2010 (US$ million)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,617	3,082	82	84	313	497	5,675
Additions from business combinations	51	–	11	–	–	29	91
Other additions	–	44	–	2	39	4	89
Retirements	(4)	(29)	–	–	–	(102)	(135)
Currency translation effects	13	100	3	5	32	10	163
December 31	1,677	3,197	96	91	384	438	5,883

Accumulated amortization and impairment losses
January 1	(322)	(1,730)	(27)	(43)	(187)	(264)	(2,573)
Amortization charge	–	(160)	(5)	(4)	(34)	(32)	(235)
Impairment losses	(5)	1	–	–	(1)	(10)	(15)
Disposals	2	23	–	–	–	99	124
Currency translation effects	(4)	(67)	(1)	(3)	(18)	(4)	(97)
December 31	(329)	(1,933)	(33)	(50)	(240)	(211)	(2,796)

Net book value – December 31	1,348	1,264	63	41	144	227	3,087

14. Other non-current financial assets

Other non-current financial assets at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Equity securities available-for-sale (Note 28)	59	43
Other non-current receivables	214	204
Defined benefit pension asset (Note 22)	145	147
Investments in associates and joint ventures	131	124
Total	549	518

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2011, these investments consist mainly of US$61 million (2010: US$59 million) for a 50 percent ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, US$38 million (2010: US$35 million) for the 49 percent ownership of Sanbei Seeds Co. Ltd., China and US$27 million (2010: US$25 million) for a 40 percent ownership of Maisadour Semences SA, France. Income statement effects are not significant for the above associates and joint ventures. Syngenta’s 2010 share of income from associates and joint ventures relates mainly to Greenleaf Genetics LLC, which became a Syngenta subsidiary on November 8, 2010.

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2011 and 2010 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2011	2,881	1,868	156	857
2010	2,590	1,645	274	671

16. Current financial debt

Current financial debt at December 31, 2011 and 2010 is as follows:

(US$ million)	2011	2010
Bank and other financial debt	209	218
Receivables factored with recourse	125	98
Current portion of financial debt (Note 18)	409	676
Total	743	992

16. Current financial debt continued

The following table presents additional information related to short-term borrowing at December 31, 2011:

2011 (US$ million)	Amount outstanding at December 31	Weighted average interest rate on outstanding balance	Average amount outstanding for the year	Weighted average interest rate on average outstanding balance	Maximum month-end amount during the year
Bank and other financial debt	209	3.3%	199	3.3%	338
Receivables factored with recourse	125	6.8%	92	6.8%	125
Current portion of financial debt (Note 18)	409	3.5%	516	4.1%	750
Total	743	4.0%	807	4.2%
2010	992	3.9%	547	3.3%

Syngenta has a committed, revolving, multi-currency, syndicated credit facility of US$1,200 million (the “Credit Facility”), which matures in 2013. As of December 31, 2011, Syngenta has no borrowings outstanding under this facility. The Credit Facility provides for interest on amounts borrowed at a rate based on either LIBOR or EURIBOR, depending upon the currency of the borrowing, plus a margin and mandatory costs. Syngenta is also obligated to pay commitment fees on the unused portion of the Credit Facility. These fees vary from 0.03 percent to 0.06 percent per annum depending upon Syngenta’s long-term credit rating.

The contractual maturities of current financial debt at December 31, 2011 and 2010 are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2011	743	224	8	511
2010	992	207	11	774

17. Other current liabilities

Other current liabilities at December 31, 2011 and 2010 consist of the following:

(US$ million)	2011	2010
Accrued short-term employee benefits	428	288
Taxes other than income taxes	95	72
Accrued interest payable	46	55
Accrued utility costs	71	48
Social security and pension contributions	70	57
Other payables	172	165
Other accrued expenses	146	161
Total	1,028	846

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents the estimated timing of cash outflows.

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2011	1,028	510	230	288
2010	846	589	157	100

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
4.125% Eurobond 2011	–	667
4.000% Eurobond 2014	679	673
4.125% Eurobond 2015	665	669
US private placement notes	268	270
3.375% CHF domestic bond 2013	530	531
3.500% CHF domestic bond 2012	398	399
Unsecured bond issues and US private placement notes	2,540	3,209
Liabilities to banks and other financial institutions	2	4
Finance lease obligations	45	48
Total financial debt (including current portion)	2,587	3,261
Less: current portion of financial debt (Note 16)	(409)	(676)
Non-current derivative financial liabilities	86	76
Other non-current liabilities and deferred income	110	125
Total	2,374	2,786

Other non-current liabilities and deferred income relates to license agreements with several counterparties. Related cash flows of US$21 million (2010: US$9 million) are payable between one and four years and US$89 million of deferred income at December 31, 2011 (2010: US$116 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt is 3.9 percent per annum (2010: 4.1 percent per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt is 4.3 percent per annum (2010: 4.0 percent per annum). The weighted average interest rates include the cost of financing emerging market borrowings.

Interest paid on non-current financial debt is US$134 million (2010: US$121 million; 2009: US$98 million). All non-current debt ranks equally.

Syngenta AG has fully and unconditionally guaranteed on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the debt securities issued by Syngenta Finance NV, which is an indirect, wholly-owned finance subsidiary. The guarantees will rank equally with all of Syngenta’s other unsecured and unsubordinated debt. No other subsidiary of Syngenta guarantees such debt securities.

19. Provisions

Provisions at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Restructuring provisions	98	57
Employee benefits:
Pensions (Note 22)	288	203
Other post-retirement benefits (Note 22)	101	97
Other long-term employee benefits	57	60
Environmental provisions (Note 25)	369	393
Provisions for legal and product liability settlements (Note 25)	189	193
Other provisions	98	109
Total	1,200	1,112

19. Provisions continued

(US$ million)	2011	2010
Current portion of:
Restructuring provisions	58	40
Employee benefits	17	24
Environmental provisions	74	63
Provisions for legal and product liability settlements	13	25
Other provisions	70	76
Total current provisions	232	228
Total non-current provisions	968	884
Total	1,200	1,112

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

At December 31, 2011, Syngenta recognized US$39 million (2010: US$38 million) in Other non-current financial assets in respect of virtually certain reimbursements.

Significant legal proceedings are discussed in Note 25 below. With regards to those proceedings other than those settled in 2011, and where Syngenta is defendant in the case and subject to potential financial damages, there has been no material change in Syngenta’s view of the probable outcome during 2011. There can, however, be no guarantee that the ultimate outcome will be in line with Syngenta’s current view.

Movements in provisions during the year ended December 31, 2011 are as follows:

(US$ million)	January 1	Charged to income	Release of provisions credited to income	Payments	Actuarial (gains)/ losses	Currency translation effects/other	December 31
Restructuring provisions:
Employee termination costs	39	96	(4)	(51)	–	(5)	75
Other third party costs	18	26	(1)	(20)	–	–	23
Employee benefits:
Pensions	203	65	–	(198)	236	(18)	288
Other post-retirement benefits	97	8	–	(9)	7	(2)	101
Other long-term employee benefits	60	7	–	(11)	–	1	57
Environmental provisions	393	12	(3)	(33)	–	–	369
Provisions for legal and product liability settlements	193	53	(9)	(47)	–	(1)	189
Other provisions	109	9	(6)	(16)	–	2	98
Total	1,112	276	(23)	(385)	243	(23)	1,200

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

Other provisions mainly comprise provisions for long-term contractual obligations under license agreements.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended December 31, 2011 and 2010, are presented in the table below. The Board of Directors of Syngenta AG is authorized to increase the share capital through issuance of a maximum of 9,459,985 ordinary shares. This authority expires on April 20, 2012.

20. Share capital continued

	2011		2010
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	94.6	(2.4)	94.6	(1.6)
Cancellation of treasury shares	(0.8)	0.8	–	–
Share repurchases	–	(1.3)	–	(1.3)
Issue of ordinary shares under employee share purchase and option plans	–	0.4	–	0.5
December 31	93.8	(2.5)	94.6	(2.4)

At December 31, 2011 and 2010 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Depreciation, amortization and impairment of:
Property, plant and equipment (Note 12)	349	278	249
Intangible assets (Note 13)	300	250	229
Financial assets	1	21	8
Deferred revenue and gains	(41)	(36)	(47)
Gains on disposal of non-current assets	(78)	(20)	(23)
Charges in respect of equity-settled share based compensation	54	66	64
Charges in respect of provisions (Note 19)	253	153	106
Income in respect of reimbursements of provisions	–	–	(15)
Financial expense, net	165	141	122
Gains on hedges reported in operating income	(187)	(23)	(81)
Share of net loss/(gain) from associates	(15)	(25)	3
Total	801	805	615

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where company contributions and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were US$32 million for the year ended December 31, 2011 (2010: US$26 million; 2009: US$33 million). A receivable of US$12 million (2010: US$20 million) has been recognized, representing Syngenta’s share of excess contributions paid in prior years to its defined contribution plan in Brazil, following regulatory changes in 2009 that confirmed Syngenta’s right to reduce its future contributions to the plan by this amount. Approximately 40 percent of employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of the major defined benefit plans are funded through legally separate trustee administered funds. The cash funding of these plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

The defined benefit section of Syngenta’s UK pension fund has been closed to new members since 2002, but the majority of members still have defined benefit rights based on their final pensionable pay. At retirement date, members have the right to take up to 25 percent of the value of their benefits as a lump sum. The balance is paid as an annuity. The trustee of the fund is required by UK law and the fund rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5 percent and price inflation, as measured by the UK Retail Price Index (RPI) or Consumer Price Index (CPI), as applicable. Employer contributions must be agreed between Syngenta and the trustee at each statutory valuation date, which is at least every three years, and remain binding until re-assessed in the following valuation. The solvency of the fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. Syngenta AG has irrevocably and unconditionally undertaken to ensure Syngenta Ltd will honor that guarantee.

Syngenta’s Swiss pension plan contains a cash balance benefit formula, accounted for as a defined benefit plan. Employer contributions are defined in the pension fund rules in terms of an age related sliding scale of percentages of pay. Under Swiss law, Syngenta AG guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the discretion of the Board of Trustees. At retirement date, members have the right to take their retirement benefit as a lump sum, an annuity or part as a lump sum with

22. Post-employment benefits continued

the balance converted to a fixed annuity at the rates defined in the fund rules. The Board of Trustees may increase the annuity at their discretion subject to the plan’s funded status including sufficient free funds as determined according to Swiss statutory valuation rules.

Syngenta’s main US defined benefit pension plan was closed to new members effective January 1, 2009. Employees joining Syngenta after that date participate in a defined contribution pension plan. The defined benefits of existing members of the defined benefit plan were not affected by this change. The defined benefit plan offers members the choice of taking their retirement benefits, which are based on their average pay over their final ten years’ service, as a full lump sum at retirement date or as a fixed annuity. Syngenta’s contributions to the defined benefit plan are made based on US pension funding regulations, in the form of lump sums. In these financial statements, the benefit obligation has been valued assuming that current employees will take the lump sum option at normal retirement or leaving date. Under current market conditions, this values the benefit obligation at a higher amount than would result assuming the annuity option is taken.

The status of Syngenta’s defined benefit plans at December 31, 2011 and 2010 using actuarial assumptions determined in accordance with IAS 19 is summarized below. The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2011 and 2010:

(US$ million)	2011	2010
Benefit obligations
January 1	5,116	4,714
Current service cost	113	87
Employee contributions	39	32
Interest cost	224	211
Actuarial (gains)/losses	193	191
Benefit payments	(204)	(201)
Other movements	(252)	–
Currency translation effects	(24)	82
December 31	5,205	5,116
Of which arising from:
Funded plans	5,071	4,969
Wholly unfunded plans	134	147

(US$ million)	2011	2010
Plan assets at fair value
At January 1	5,113	4,340
Actual return on plan assets	185	513
Employer contributions	205	342
Employee contributions	39	32
Benefit payments	(204)	(201)
Other movements	(260)	–
Currency translation effects	(3)	87
December 31	5,075	5,113

Actual return on plan assets can be analyzed as follows:

(US$ million)	2011	2010
Expected return on plan assets	261	221
Actuarial gains/(losses)	(76)	292
Total	185	513

22. Post-employment benefits continued

(US$ million)	2011	2010
Funded status	(130)	(3)
Unrecognized past service gain	(16)	(21)
Limitation on recognition of surplus due to uncertainty of obtaining future benefits	(4)	(38)
Net accrued benefit liability	(150)	(62)

Amounts recognized in the balance sheet:	2011	2010
Prepaid benefit costs (Note 14)	145	147
Accrued benefit liability	(295)	(209)
Net amount recognized	(150)	(62)

Of the accrued benefit liability for pensions of US$295 million at December 31, 2011, US$288 million is included in Note 19 as pension provisions and US$7 million as restructuring provisions (2010: US$203 million as pension; US$6 million as restructuring).

The following table shows estimated future defined benefit payments. Actual payments may differ from those shown because of uncertain future events, including members’ choice of benefit options as described above.

(US$ million)
2012	209
2013	219
2014	239
2015	247
2016	259
Years 2017–2021	1,447
Total 2012–2021	2,620

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

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2012 is US$80 million. Actual payments could differ materially from this estimate if any new funding regulations are enacted or due to business and financial market conditions, which may result in Syngenta prepaying contributions. Additional contributions, the amount and timing of which are uncertain, may also be required as Syngenta’s restructuring programs are implemented.

In accordance with UK pension regulations, deficit recovery contributions of US$31 million per year to 2019 were agreed with the UK pension plan Trustee during the 2009 valuation. In 2010, US$100 million of these contributions was prepaid, and as a result no further payments towards this commitment were required to be made during 2011.  Additional contributions of up to US$16 million per year are also required to be paid until the next full actuarial valuation and deficit recovery contribution agreement in 2012 if the actual percentage return on plan assets is less than the agreed assumption. No such additional contributions were required to be made in 2011 and 2010 as the actual percentage return on plan assets during these years exceeded the agreed assumption.

The expected long-term rates of return on assets, the fair values of assets and the liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows:

22. Post-employment benefits continued

	Expected rate of return used for income statement (%)			Fair value at December 31 (US$ million)
2011	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	5.5	7.1	8.0	327	778	175	46	1,326	26
Real estate	3.3	–	7.5	174	–	–	–	174	3
Bonds	2.0	5.1	5.5	796	781	302	44	1,923	38
Other assets	5.0	6.1	6.5	291	779	185	136	1,391	28
Cash and cash equivalents	0.3	0.5	3.0	148	36	76	1	261	5
Fair value of assets	3.3	6.2	6.5	1,736	2,374	738	227	5,075	100
Benefit obligation				(1,726)	(2,368)	(740)	(371)	(5,205)
Discount rate (%)				2.5	4.9	4.4		4.0
Funded status				10	6	(2)	(144)	(130)

	Expected rate of return used for income statement (%)			Fair value at December 31 (US$ million)
2010	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	6.0	7.1	8.5	343	833	197	44	1,417	28
Real estate	3.5	–	8.0	174	–	–	–	174	3
Bonds	2.5	5.3	6.0	886	632	276	42	1,836	36
Other assets	5.5	6.2	7.0	386	714	178	137	1,415	28
Cash and cash equivalents	0.3	0.5	3.0	47	167	55	2	271	5
Fair value of assets	3.8	6.3	7.0	1,836	2,346	706	225	5,113	100
Benefit obligation				(1,736)	(2,328)	(666)	(386)	(5,116)
Discount rate (%)				2.8	5.4	5.3		4.4
Funded status				100	18	40	(161)	(3)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Current service cost	113	87	73
Interest cost	224	211	211
Expected return on plan assets	(261)	(221)	(212)
Net periodic benefit cost	76	77	72

Amounts recognized in OCI were as follows for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Amounts recognized during the period:
Actuarial (gains)/losses	269	(101)	111
Funded surplus (recognized)/not recognized as an asset	(33)	35	–
Cumulative actuarial (gains)/losses recognized at December 31	1,255	1,019	1,103

22. Post-employment benefits continued

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments resulting from comparisons to actuarial assumptions for the years ended December 31, 2007 to 2011 for pensions are as follows:

(US$ million)	2011	2010	2009	2008	2007
Benefit obligation	(5,205)	(5,116)	(4,714)	(3,882)	(4,713)
Plan assets	5,075	5,113	4,340	3,556	4,669
Funded deficit	(130)	(3)	(374)	(326)	(44)
Changes in actuarial assumptions	(173)	(201)	(537)	412	200
Experience adjustments (increasing)/reducing plan liabilities	(20)	11	68	(58)	(82)
Experience adjustments on plan assets: actual returns greater/(less) than expected	(76)	292	358	(678)	64
Total	(269)	102	(111)	(324)	182

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

Weighted-average assumptions: benefit cost for the year ended December 31	2011%	2010%	2009%
Discount rate	4.4	4.8	5.1
Rate of increase in pensionable pay	3.0	2.8	2.8
Expected return on plan assets	5.1	5.4	5.6

Weighted-average assumptions: benefit obligation as at December 31	2011%	2010%
Discount rate	4.0	4.4
Rate of increase in pensionable pay	2.9	3.0

Mortality assumptions are discussed in Note 2 under “critical accounting estimates”.

Other post-retirement benefits
Syngenta’s net liability for other post-retirement benefits at December 31, 2011 was US$101 million (December 31, 2010: US$97 million) which comprised a defined benefit obligation of US$215 million (2010: US$211 million), plan assets of US$114 million (2010: US$114 million) and immaterial amounts of unrecognized past service cost. Cumulative actuarial losses recognized in OCI were US$124 million (2010: US$117 million; 2009: US$101 million) and amounts recognized in OCI for the period were losses of US$7 million (2010: US$16 million loss; 2009: US$13 million gain). Expense recognized in the consolidated income statement, contributions to the other post-retirement benefit plans and benefit payments by the plans were not material for 2011, 2010 and 2009.

The assumed healthcare cost trend rate at December 31, 2011 was 8.0 percent, decreasing in each successive year from 2012 onwards, to reach an ultimate rate of 5.0 percent in 2020 (December 31, 2010: 7.5 percent decreasing to 5.0 percent in 2017).

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

The following table sets out share option activity under this plan during 2010 and 2011, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2010 and 2011.

	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
Year ended December 31, 2010
Awarded in 2001	76.5	9.2	–	(9.2)	–	–	–	–
Awarded in 2002	83.7	2.2	–	(0.8)	–	1.4	1.4	0.25
Awarded in 2002	98.0	23.6	–	(7.8)	–	15.8	15.8	1.25
Awarded in 2002	98.0	17.5	–	(8.2)	–	9.3	9.3	2.25
Awarded in 2003	59.7	54.5	–	(16.4)	(0.5)	37.6	37.6	2.25
Awarded in 2003	59.7	41.1	–	(13.4)	–	27.7	27.7	3.25
Awarded in 2004	89.3	110.7	–	(26.9)	(0.9)	82.9	82.9	3.25
Awarded in 2004	89.3	58.1	–	(8.5)	–	49.6	49.6	4.25
Awarded in 2005	127.4	135.2	–	(43.6)	(0.8)	90.8	90.8	4.25
Awarded in 2006	185.0	180.5	–	(54.5)	(1.0)	125.0	125.0	5.25
Awarded in 2007	226.7	215.3	–	(66.3)	(2.4)	146.6	146.6	6.25
Awarded in 2008	301.5	224.8	–	(1.2)	(16.6)	207.0	12.9	7.25
Awarded in 2009	233.4	377.4	–	(3.1)	(21.0)	353.3	11.4	8.25
Awarded in 2010	283.7	–	167.3	–	(2.7)	164.6	2.2	9.25
Total for year ended December 31, 2010		1,450.1	167.3	(259.9)	(45.9)	1,311.6	613.2

Year ended December 31, 2011
Awarded in 2002	83.7	1.4	–	(1.4)	–	–	–	–
Awarded in 2002	98.0	15.8	–	(7.4)	–	8.4	8.4	0.25
Awarded in 2002	98.0	9.3	–	–	–	9.3	9.3	1.25
Awarded in 2003	59.7	37.6	–	(15.7)	0.5	22.4	22.4	2.25
Awarded in 2003	59.7	27.7	–	(7.1)	–	20.6	20.6	2.25
Awarded in 2004	89.3	82.9	–	(27.8)	0.9	56.0	56.0	3.25
Awarded in 2004	89.3	49.6	–	(3.4)	–	46.2	46.2	3.25
Awarded in 2005	127.4	90.8	–	(20.7)	0.4	70.5	70.5	4.25
Awarded in 2006	185.0	125.0	–	(32.3)	0.2	92.9	92.9	4.25
Awarded in 2007	226.7	146.6	–	(32.5)	(0.4)	113.7	113.7	5.25
Awarded in 2008	301.5	207.0	–	(25.8)	(2.3)	178.9	178.9	6.25
Awarded in 2009	233.4	353.3	–	(6.8)	(7.4)	339.1	11.2	7.25
Awarded in 2010	283.7	164.6	–	(0.4)	(2.5)	161.7	4.1	8.25
Awarded in 2011	308.7	–	189.0	–	(2.3)	186.7	0.3	9.25
Total for year ended December 31, 2011		1,311.6	189.0	(181.3)	(12.9)	1,306.4	634.5

All fully vested options are exercisable.

The exercise prices are equal to either the weighted average share price on the SIX Swiss Exchange (“SIX”) for the five business days preceding the grant date, or the share price on the SIX at the grant date. The Compensation Committee determines which of the two exercise prices are used for each grant year. Options over ADSs are priced at one-fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full

23. Employee share participation plans continued

and are exercisable after completion of three years service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

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

The following table sets out RSU activity under this plan during 2010 and 2011 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2010 and 2011.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Forfeited/ other	Outstanding at December 31	Remaining life
	(CHF)	(thousands of shares)					(years)
Year ended December 31, 2010
Awarded in 2007	211.1	48.8	–	(48.8)	–	–	–
Awarded in 2008	283.9	52.2	–	(1.7)	(3.0)	47.5	0.25
Awarded in 2009	218.1	86.1	–	(2.5)	(4.8)	78.8	1.25
Awarded in 2010	265.0	–	106.2	(3.1)	(3.3)	99.8	2.25
Total for year ended December 31, 2010		187.1	106.2	(56.1)	(11.1)	226.1

Year ended December 31, 2011
Awarded in 2008	283.9	47.5	–	(47.5)	–	–	–
Awarded in 2009	218.1	78.8	–	(4.9)	(1.3)	72.6	0.25
Awarded in 2010	265.0	99.8	–	(1.5)	(2.4)	95.9	1.25
Awarded in 2011	287.4	–	89.5	(0.8)	(1.4)	87.3	2.25
Total for year ended December 31, 2011		226.1	89.5	(54.7)	(5.1)	255.8

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

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2011	2010
Dividend yield	2.3%	2.2%
Volatility	23.1%	23.6%
Risk-free interest rate	1.9%	2.0%
Expected life	7 years	7 years
Exercise price (CHF per share)	308.7	283.7

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2011, as measured at the grant date, was based on the 120-month historical volatility of Syngenta AG shares on the SIX.

23. Employee share participation plans continued

Syngenta Deferred Share Plan
The Syngenta Deferred Share Plan provides selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The grant date value of a deferred share and the corresponding matching share is the Syngenta share price on the grant date adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A mandatory part of the short-term incentive is allocated as deferred shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants. Vesting can occur after less than three years in particular circumstances including retirement. None of the shares vest on a pro rata basis during the vesting period.

The following table sets out activity under this plan during 2010 and 2011 including the equivalent ADSs that are offered to Syngenta employees in the USA:

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
	(thousands of shares)				(years)
Year ended December 31, 2010
Awarded in 2007	23.0	–	(23.0)	–	–
Awarded in 2008	29.0	–	(2.6)	26.4	0.25
Awarded in 2009	57.5	–	(4.0)	53.5	1.25
Awarded in 2010	–	22.4	(0.7)	21.7	2.25
Total for year ended December 31, 2010	109.5	22.4	(30.3)	101.6

Year ended December 31, 2011
Awarded in 2008	26.4	–	(26.4)	–	–
Awarded in 2009	53.5	–	(3.4)	50.1	0.25
Awarded in 2010	21.7	–	(0.6)	21.1	1.25
Awarded in 2011	–	28.8	(0.6)	28.2	2.25
Total for year ended December 31, 2011	101.6	28.8	(31.0)	99.4

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Thousands of shares
Awarded in 2009	218.1	50.1
Awarded in 2010	265.0	21.1
Awarded in 2011	287.4	28.2
Total		99.4

None of these shares are vested as at December 31, 2011.

Employee share purchase plans
Syngenta has employee share purchase plans in various countries, which entitle employees to subscribe for shares in Syngenta AG at discounts from market value varying between 25 percent and 50 percent. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK and Singapore plans, for which completion of three years service is required before vesting. Maximum annual subscription amounts per employee vary between US$600 and US$5,000. In 2011, a total of 89,875 (2010: 88,995) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense
The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Long-Term Incentive Plan	33	36	26
Deferred Share Plan	22	19	27
Employee Share Purchase Plans	14	11	11
Total	69	66	64

23. Employee share participation plans continued

During 2011, Syngenta modified the LTI plan rules related to vesting of RSUs and the DSP plan vesting rules to require plan members to sell part of their share award upon vesting to cover withholding tax. As a result of this change, Syngenta has recognized a US$11 million share based payment liability and reduction in equity.

Other information regarding the plans is as follows:

	2011	2010	2009
Weighted average fair value of options granted during year (CHF per option)	61.9	59.8	52.6
Weighted average share price at exercise date for options exercised during year (CHF per option)	301.3	274.2	249.3

Fair value of shares granted during year:
Deferred Share Plan (CHF per unit) - combined value of basic and matching share award	574.8	530.0	436.2
Employee Share Purchase Plans (CHF per share)	140.2	138.1	123.2
Employee Share Purchase Plan (US$ per ADS)	19.9	19.0	17.0

Cash received from exercise of options and subscription for shares (US$ million)	45	49	45

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are considered to be the members of the Syngenta Executive Committee and the Board of Directors (“Board”). Their compensation is as follows for the years ended December 31, 2011, 2010 and 2009:

(US$ million)	2011	2010	2009
Fees, salaries and other short-term benefits	14	10	11
Post-employment benefits	2	2	2
Share based compensation	11	9	11
Total	27	21	24

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The compensation amounts presented above have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88 (2010: 1.05; 2009: 1.09).

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

Members of the Board, excluding the Chairman and the Chief Executive Officer, are eligible for the share plan for non-executive Directors. Eligible Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share during the five business days prior to the grant date. Under these plans, members of the Board were allocated a total of 4,168 shares in lieu of cash compensation. These shares vest immediately and had a combined fair value at grant of US$1 million (2010: US$1 million; 2009: US$1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2011 are as follows:

Goods and services provided by Syngenta to its associates and joint ventures US$7 million (2010: US$11 million; 2009: US$10 million).

Goods and services provided by associates and joint ventures to Syngenta US$86 million (2010: US$55 million; 2009: US$83 million).

A bank overdraft guarantee of US$33 million (2010: US$15 million) has been provided to an associate.

At December 31, 2011 Syngenta has accounts receivable and accrued income from associates and joint ventures of US$24 million (2010: US$29 million) and accrued liabilities to associates and joint ventures of US$11 million (2010: US$nil).

25. Commitments and contingencies

Commitments
Minimum future lease payments at December 31, 2011 for finance leases are US$46 million (2010: US$48 million), of which US$12 million is due within one year (2010: US$8 million), and US$34 million after more than one but less than five years (2010: US$40 million).

Fixed-term, non-cancellable operating lease commitments total US$120 million at December 31, 2011 (2010: US$119 million) of which US$31 million is due within one year (2010: US$22 million), US$61 million after more than one and less than five years (2010: US$76 million) and US$28 million thereafter (2010: US$21 million). Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2011 is US$42 million (2010: US$35 million; 2009 US$37 million).

Commitments for the purchase of property, plant and equipment at December 31, 2011 are US$131 million (2010: US$50 million).

At December 31, 2011 and 2010, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2011		2010
(US$ million)	Materials purchases	Other	Materials purchases	Other
Within one year	615	101	746	119
From one to two years	314	76	304	104
From two to three years	189	70	150	67
From three to four years	118	73	125	66
From four to five years	26	76	87	66
After more than five years	–	84	–	70
Total	1,262	480	1,412	492

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

Contingencies
In addition to the legal proceedings described below, Syngenta is involved from time to time in a number of legal proceedings incidental to the normal conduct of its business, including proceedings involving product liability claims, commercial claims, employment and wrongful termination claims, patent infringement claims, competition law claims, tax assessment claims, regulatory compliance claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in relation to Syngenta’s businesses and the risks to which it is subject.

Litigation matters
Holiday Shores. The Holiday Shores Sanitary District in Madison County, Illinois filed a class action complaint against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who have, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continues to be used in this litigation and in other proceedings referred to herein. The Holiday Shores Complaint alleges that the product atrazine and/or its degradant chemicals are harmful to humans as consumed through dietary water, and that run-off from the soil where atrazine has been applied has damaged the CWS’ property and contaminated its surface waters, used as a source of drinking water for Illinois. It alleges claims of trespass, nuisance, negligence, strict liability and violation of the Illinois Environmental Protection Act and seeks monetary damages, including the past and future costs of purchase, installation, maintenance and operation of granular activated carbon (“GAC”) filtration systems, costs of testing and monitoring for atrazine, punitive damages and attorneys’ fees. SCPI filed a Motion to Dismiss which in July 2008 was denied by the court (except as regards those parts of the Motion which sought dismissal of the punitive damage and remediation claims – those claims have been dismissed although plaintiff may attempt to re-assert the punitive damage claim at a later date). Since the denial of that Motion, Holiday Shores amended its Complaint to add seven additional CWS as named plaintiffs and has stipulated that its purported class will consist of no more than ninety-nine CWS.

Shortly before the hearing in February 2010 of SCPI’s Motion to Transfer the claims of those plaintiffs not located in Madison County to their home counties, plaintiffs’ counsel filed a voluntary dismissal of all of plaintiffs’ property damage-related claims, and based primarily on this action the judge in April 2010 entered an Order denying the Motion to Transfer. The hearing was held in June 2010, of a further Motion to

25. Commitments and contingencies continued

Dismiss filed by SCPI, as well as a Motion to have the lawsuit stayed or dismissed without prejudice in the light of the filing of the parallel federal City of Greenville lawsuit described below. In August 2010, the judge issued an Order denying both of those Motions. The Plaintiffs filed a series of subpoenas against third parties, including growers’ associations, academic institutions and external advisers to SCPI, and SCPI, and a number of the recipients filed Motions to Quash those subpoenas. In September 2010, the judge issued an Order denying in part the Motions to Quash and ruling that information concerning SCPI and its relationship to those third parties, and communications between SCPI and those third parties were relevant and discoverable. An application for leave to appeal against this Order was filed with the judge, and in October 2010, the judge entered a further Order certifying certain questions for interlocutory appeal to the Illinois Fifth District Appellate Court and staying discovery on the issues which were the subject of the September 2010 Order pending resolution of any appeal. The application for leave to appeal was denied by the Appellate Court on January 13, 2011. SCPI then filed a writ regarding the matter with the Illinois Supreme Court which has also been denied. The case is now in the discovery phase and SCPI has filed answers to interrogatories as well as produced many pages of documents; depositions are sought to be scheduled by plaintiff’s counsel with seventeen current or former SCPI employees. No trial timetable has yet been defined for the lawsuit.

City of Greenville. In March 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v. Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six mid-Western states; an Amended Complaint filed late in March 2010 adds seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit essentially repeat those causes of action which have survived motion practice in Holiday Shores and seek compensatory and punitive damages for all past and future costs incurred by the plaintiffs in the removal of atrazine from raw water supplies, and certification of a class of all public water providers in the six states which use surface water as their water source and which have had consistently detectable levels of atrazine in their raw drinking water. SCPI in May 2010 filed a Motion to Dismiss the lawsuit on grounds including lack of standing and of cause of action and Syngenta AG on May 18, 2010 filed a Motion to Dismiss plaintiffs’ claims for lack of personal jurisdiction, in response to which plaintiffs in June 2010 filed a Motion for Leave to Conduct Jurisdictional Discovery to which the Court agreed. At a hearing held in July 2010 this Order was modified, the period for limited discovery was extended to October 26, 2010 and the deadline for plaintiffs’ responses to Syngenta AG’s Motion to Dismiss for lack of jurisdiction set to November 15, 2010. In September 2010 the Magistrate Judge issued an Order further amending the scope of jurisdictional discovery. In November 2010, the federal court judge issued a Memorandum and Order denying the Motion to Dismiss filed by SCPI save as to the claims in the Complaint of strict liability for manufacturing, marketing and selling an unreasonably dangerous product to the extent that those claims were asserted by two Indiana-based plaintiffs. In December 2010, plaintiffs filed their Opposition to Syngenta AG’s Motion to Dismiss for Lack of Personal Jurisdiction and a Motion to Strike parts of the Affidavits filed by Syngenta AG in support of its Motion, to which Syngenta AG filed its Reply on January 17, 2011. The Magistrate Judge ordered the parties to the lawsuit to take part in a settlement conference held on April 11, 2011 but this was unproductive. The oral argument on the Motion to Dismiss for lack of Personal Jurisdiction was held before the federal course judge on July 27, 2011. On November 23, 2011, the court denied Syngenta AG’s motion and on December 15, 2011, Syngenta AG filed a motion to reconsider, which is pending. Plaintiffs have also recently filed a Motion to Amend their Complaint in the lawsuit to add counts for Declaratory Judgment relief specifying that atrazine is harmful to human health, that atrazine is a defective product, and that Syngenta is responsible for reimbursing plaintiffs for all future costs that plaintiffs incur in testing for and removing atrazine from their water, and SCPI on October 10, 2011 filed a Motion to Dismiss the claims for declaratory relief. SCPI is in process of taking deposition evidence from representatives of the plaintiff CWS. On November 30, 2011, Syngenta filed motions for summary judgment on the claims of plaintiffs City of Greenville, Illinois and City of Marion, Kansas. In response on December 9, 2011, plaintiffs filed a motion to extend the time for them to respond to summary judgment motions until after they disclose on July 16, 2012 their experts on the merits of the case.

Depositions of fact witnesses for class certification must be completed by April 2, 2012. Plaintiffs’ class expert disclosures are due April 2, 2012 while defendants’ class expert disclosures are due May 2, 2012. Plaintiffs’ motion to class certification is due June 15, 2012. Plaintiffs’ trial expert disclosures are due July 16, 2012 while defendants’ trial expert disclosures are due August 15, 2012. All discovery must be completed by October 8, 2012. The previously set trial date of December 3, 2012 has been vacated and no new trial date has been set.

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

In a related lawsuit (Syngenta Crop Protection, Inc. v. Insurance Company of North America et al.) filed by SCPI in September 2008, in the State of New Jersey, and amended in November 2008, July 2009 and April 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense costs and potential damages in the Holiday Shores case and the City of Greenville case, as well as any other product liability claims against SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI is pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now Ciba Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced in March 2009 and the hearing of the arbitration took place on June 14 and 15, 2011. The Arbitrator ordered the filing of post-hearing briefs by the parties the last of which was submitted by the INA Claimants on August 26, 2011. On October 7, 2011 the Arbitrator issued a Final Award in favor of the INA Claimants. Everest Reinsurance Company, Mt. McKinley Insurance Company and eight other insurers have filed Motions for Summary Judgments also claiming to have been released from coverage with respect to the insurance claims which SCPI is pursuing against them in the litigation, under Environmental Settlement

25. Commitments and contingencies continued

Agreements with Novartis and/or Ciba-Geigy and SCPI has filed Cross-Motions for Summary Judgment dismissing the striking insurers’ affirmative defenses and on December 16, 2011 filed a sur-reply in further opposition to the Summary Judgment Motions and in support of the Cross-Motions. Oral argument on the Motions is scheduled for February 9, 2012. Discovery is proceeding in the declaratory action lawsuit.

While SCPI intends to pursue its claims vigorously against the insurers for any costs and losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Sprague. During 2011 the lawsuit in the United States District Court for the Southern District of Illinois, Ted Sprague v. Syngenta Crop Protection Inc., Syngenta AG and Syngenta Corporation, which had been reported as a contingency in 2010, was settled.

Tax litigation
Syngenta is also subject to certain tax claims pending before the judiciary. Only one such claim is considered to be significant and is described below.

Atrazine. In 1996, the Brazilian Federal Revenue drew Novartis’ legal entity in Brazil, now Syngenta Proteção de Cultivos Ltda (“SPCL”) into administrative proceedings, regarding the import tax classification of the active ingredient atrazine. The issue is whether, under applicable law, atrazine is to be qualified as raw material (SPCL’s position) or as intermediate chemicals (Federal Revenue’s position). So far, there have been 20 administrative rulings against SPCL which have given rise to a corresponding number of lawsuits. Of these, 15 are awaiting first level court decision, and 5 are awaiting second level court decision. Syngenta issued a letter of guarantee for part of the amount involved, BRL16 million. In the aggregate, the maximum contingency in the event of an unfavorable outcome for Syngenta could amount to approximately BRL34 million (equalling approximately US$18 million at a rate of BRL1.87 per US$) consisting of BRL22 million plus interest.

Litigation summary
Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Syngenta believes that its provisions for legal and product liability matters are adequate based on currently available information, but it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Such expenditure in excess of established reserves could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

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

Other matters
Syngenta has been asked to provide information to US regulatory authorities concerning possible violations of applicable anti-corruption laws in Russia. Syngenta is cooperating and responding to requests. The investigation is on-going and it is not possible at this time to predict the nature, scope or outcome of the investigation, including the extent to which, if at all, it will result in any liability to Syngenta.

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into US$, are:

	2011 per US$	2010 per US$
Swiss franc	0.94	0.94
British pound sterling	0.65	0.65
Euro	0.77	0.75
Brazilian real	1.87	1.66

Average rates during the years ended December 31, used for the consolidated income and cash flow statements ended December 31, to translate the following currencies into US$, are:

	2011 per US$	2010 per US$	2009 per US$
Swiss franc	0.88	1.05	1.09
British pound sterling	0.62	0.65	0.65
Euro	0.71	0.75	0.72
Brazilian real	1.66	1.77	2.04

27. Risk management of financial risks

27.1 Risk management framework
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

27.2 Assessment of the impact of market risks
The impact of market risks is assessed using a variety of Value-at-Risk (VaR) methods, including Earnings-at-Risk (EaR) methods. The exact method selected depends on the nature of the underlying risk. The specific methods used to assess the impact of financial risks are described below:

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

27. Risk management of financial risks continued

VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

27.3 Foreign exchange risk
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

(US$ million)	December 31, 2011 Value-at-Risk			December 31, 2010 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	71	9	87%	72	7	90%
Euro	24	1	96%	25	–	100%
British pound sterling	18	1	94%	9	6	33%
Other core currencies1	20	4	80%	12	–	100%
Rest of world	75	24	68%	44	14	68%
Total undiversified	208	39	81%	162	27	83%
Diversification	(138)	(27)	80%	(106)	(18)	83%
Net VaR	70	12	83%	56	9	84%

1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2011 the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was US$12 million (December 31, 2010: US$9 million). The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ending December 31, 2011 was US$8 million (December 31, 2010: US$6 million), and before hedges was US$77 million (December 31, 2010: US$69 million).

The net resulting Value-at-Risk as of December 31, 2011 remained at a similar level compared to December 31, 2010. The largest gross exposures arise in Swiss franc, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market.

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

27. Risk management of financial risks continued

year. Syngenta collects information about anticipated cash flows over a twelve-month future period for major currencies at Group level and hedges significant mismatches in currency flows within clearly defined risk limits.

The Earnings-at-Risk calculation is performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

(US$ million)	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	229	99	57%	285	72	75%
Brazilian real	183	40	78%	89	54	39%
Euro	54	53	2%	62	80	(29)%
British pound sterling	37	4	89%	52	9	83%
Other core currencies1	67	36	46%	53	11	79%
Rest of world	145	143	1%	94	97	3%
Total undiversified	715	375	48%	635	323	49%
Diversification	(372)	(252)	32%	(309)	(191)	38%
Net EaR	343	123	64%	326	132	60%

1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2011, the total potential adverse movement for 2012 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was US$123 million (December 31, 2010: US$132 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency could occur, as was the case for the Euro currency in 2010.

The net resulting Earnings-at-Risk figures as of December 31, 2011 remained at a similar level compared to December 31, 2010. Earnings-at-Risk exposure is greatest for the Swiss franc as Syngenta has a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as the currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta uses both foreign currency denominated debt and also net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. At December 31, 2011, there were no positions requiring the use of hedges and no hedges were in place.

The table below presents the 1-month translation Value-at-Risk:

(US$ million)	December 31, 2011 Value-at-Risk			December 31, 2010 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Brazilian real	151	151	–	80	80	–
Swiss franc	133	133	–	124	124	–
Euro	47	47	–	32	32	–
British pound sterling	29	29	–	23	23	–
Other core currencies1	38	38	–	28	28	–
Rest of world	144	144	–	91	91	–
Total undiversified	542	542	–	378	378	–
Diversification	(172)	(172)	–	(123)	(123)	–
Net VaR	370	370	–	255	255	–

1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2011, the Value-at-Risk for a one month holding period at a 99 percent confidence level was US$370 million (December 31, 2010: US$255 million). There are no translation risk hedges in place at December 31, 2011.The increase in Value-at-Risk as of December 31, 2011 compared to December 31, 2010 is mainly due to increased volatility in emerging market currencies.

27. Risk management of financial risks continued

The average Value-at-Risk after hedges, at a 99 percent confidence level, for the year ending December 31, 2011 was US$303 million (December 31, 2010: US$276 million).

27.4 Interest rate risk
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

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions to manage its interest rate risk within approved risk limits. At December 31, 2011, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was US$13 million (2010: US$14 million). The net amount of Earnings-at-Risk on net debt, as defined in Note 27.7, due to potential changes in interest rates was immaterial at December 31, 2011 and 2010.

27.5 Commodity price risks
Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

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

At December 31, 2011, there was no hedge protection in place for oil for 2012 (December 31, 2010: 1.0 million barrels of hedge protection in place for oil for 2011). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Natural gas (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	4	67%	12	5	58%
Diversification	(4)	(1)	75%	(4)	(1)	75%
Net EaR	8	3	63%	8	4	50%

	December 31, 2011 Earnings-at-Risk			December 31, 2010 Earnings-at-Risk
Soft commodities (US$ million)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	96	42	56%	76	55	28%
Diversification	(11)	(4)	64%	(13)	(2)	85%
Net EaR	85	38	55%	63	53	16%

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2011 to US$38 million (December 31, 2010: US$53 million).

27.6 Credit risk
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

27. Risk management of financial risks continued

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

At December 31, 2011, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2011 and 2010.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which, when the combined market value of the derivatives exceeds US$15 million, cash is exchanged as collateral. Each CSA effectively limits either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than US$15 million. At December 31, 2011 an asset amounting to US$43 million (2010: US$64 million) was recorded representing cash paid by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2011 and 2010 of the risk of default by financial counterparties was not material.

The credit risk to operational assets is partially mitigated through commercial activities, which include barter operations and cash sales incentives.

27.7 Liquidity risk and refinancing risk
Within Syngenta’s risk management framework, liquidity risk is defined as the risk of being unable to raise funds to meet payment obligations when they fall due.

Refinancing or funding risk is defined as the risk of being unable, on an ongoing basis, to borrow in the market to fund actual or proposed commitments. Syngenta mitigates its liquidity and refinancing risk by maintaining: a limit system; a committed unsecured funding facility; ongoing discussions with its core banks to best monitor its funding capacity; simulations; and diversification of its debt portfolio.

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

Short-term liquidity
Although Syngenta operates globally, its two largest markets are Europe, Africa and the Middle East (EAME) and North America. Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. This results in a seasonal working capital requirement.

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a US$2.5 billion Global Commercial Paper program supported by a US$1.2 billion committed, revolving, multi-currency, syndicated credit facility with high credit quality banks expiring in July 2013. There were no amounts drawn under the Global Commercial Paper program as of December 31, 2011 (2010: US$nil). The average outstanding balance under the Global Commercial Paper program for the year 2011 was US$10 million (2010: US$38 million).

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivative liabilities are as follows:

(US$ million)	Total	0–90 days	90–180 days	180 days– 1 year
2011	212	105	49	58
2010	291	210	35	46

Long-term financing
Long-term capital employed is currently partly financed through four unsecured bonds and through unsecured notes issued under the Note Purchase Agreement in the US Private Placement market. During 2011, the Eurobond 2011 with the principal of EUR 500 million matured.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2011 and 2010. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs) unless subject to fair value hedge accounting, in which case the liability is adjusted for the change in fair value of the hedged risk to the extent the hedge relationship is effective. Derivative financial liabilities are recorded at fair value. The table therefore shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting.

27. Risk management of financial risks continued

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2011 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	98	399	497	12	–	12
1-3 years	124	1,178	1,302	26	53	79
3-5 years	35	646	681	6	–	6
5-10 years	63	75	138	–	–	–
More than 10 years	94	175	269	–	–	–
Total payments	414	2,473	2,887	44	53	97
Net carrying amount			2,540			861

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2010 (US$ million)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	120	668	788	46	–	46
1-3 years	172	934	1,106	28	–	28
3-5 years	76	1,336	1,412	4	5	9
5-10 years	67	75	142	–	–	–
More than 10 years	103	175	278	–	–	–
Total payments	538	3,188	3,726	78	5	83
Net carrying amount			3,209			1071

1  The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral, as described in Note 27.6

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve and the spread that Syngenta pays on its outstanding debt and open derivatives at December 31, 2011 and 2010, respectively. Non-derivative financial liabilities, repayment of which can be demanded by the counterparty at any time, have been assigned to the earliest possible time period.

Capital structure
Absent major acquisitions, Syngenta targets maintaining a solid investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta manages capital by monitoring levels of net debt, as calculated below, and equity against targets. Capital is returned to shareholders primarily through dividend payments, with the aim of continuous dividend growth, complemented by tactical share repurchases.

The net debt to equity ratio was 15 percent at December 31, 2011 (20 percent at December 31, 2010).

The components of net debt at December 31, 2011 and 2010 are as follows:

(US$ million)	2011	2010
Current financial debt	743	992
Non-current financial debt	2,178	2,585
Cash and cash equivalents	(1,666)	(1,967)
Marketable securities1	(3)	(16)
Financing-related derivatives2	(117)	(121)
Net debt at December 31	1,135	1,473

1  Included within ‘Derivative and other financial assets’ and ‘Other non-current financial assets’
2  Included within ‘Derivative and other financial assets’ and ‘Derivative financial assets’ or ‘Derivative financial liabilities’ and ‘Financial debt and other non-current liabilities’

28. Financial assets and liabilities

28.1 The following tables show the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2011 and 2010. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2011 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,674	–	–	2,674	2,6741
Designated as at fair value through profit or loss	–	–	62	62	62
Total				2,736	2,736
Other accounts receivable:
Loans and receivables	303	–	–	303	3031
Non-financial assets	–	–	–	387	–2
Total				690
Derivative and other financial assets:
Derivative financial assets	–	15	211	226	226
Loans and receivables	43	–	–	43	43
Total				269	269
Derivative financial assets – non-current	–	–	118	118	118
Other non-current financial assets:
Loans and receivables	161	–	–	161	161
Available-for-sale financial assets	–	–	62	62	62
Other, not carried at fair value	–	–	–	326	–2
Total				549
Trade accounts payable:
Measured at amortized cost	2,881	–	–	2,881	2,8811
Current financial debt:
Measured at amortized cost	743	–	–	743	7441
Derivative financial liabilities – current	–	–	212	212	212
Other current liabilities:
Measured at amortized cost	182	–	–	182	1821
Non-financial liabilities	–	–	–	846	–2
Total				1,028
Financial debt and other non-current liabilities:
Measured at amortized cost	2,189	–	–	2,189	2,303
Derivative financial liabilities – non-current	–	–	86	86	86
Non-financial liabilities	–	–	–	99	–2
Total				2,374

1  Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
2  Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2010 (US$ million)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,497	–	–	2,497	2,4971
Designated as at fair value through profit or loss	–	–	57	57	57
Total				2,554	2,554
Other accounts receivable:
Loans and receivables	294	–	–	294	2941
Non-financial assets	–	–	–	332	–2
Total				626
Derivative and other financial assets:
Derivative financial assets	–	8	417	425	425
Loans and receivables	64	–	–	64	64
Available-for-sale financial assets	–	–	13	13	13
Total				502	502
Derivative financial assets – non-current	–	–	176	176	176
Other non-current financial assets:
Loans and receivables	175	–	–	175	175
Available-for-sale financial assets	–	–	43	43	43
Other, not carried at fair value	–	–	–	300	–2
Total				518
Trade accounts payable:
Measured at amortized cost	2,590	–	–	2,590	2,5901
Current financial debt:
Measured at amortized cost	992	–	–	992	1,0071
Derivative financial liabilities – current	–	–	291	291	291
Other current liabilities:
Measured at amortized cost	161	–	–	161	1611
Non-financial liabilities	–	–	–	685	–2
Total				846
Financial debt and other non-current liabilities:
Measured at amortized cost	2,590	–	–	2,590	2,744
Derivative financial liabilities – non-current	–	–	76	76	76
Non-financial liabilities	–	–	–	120	–2
Total				2,786

1  Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
2  Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

The levels of fair value hierarchy used above are defined as follows:

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

The fair value of unquoted equity securities is not material. There were no transfers during the years ended December 31, 2011 and 2010 between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. There were no transfers during the years ended December 31, 2011 and 2010 into or out of level 3 of the fair value hierarchy.

28. Financial assets and liabilities continued

28.2 Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2011, 2010 and 2009 are as follows:

2011 (US$ million)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	93	–	–	–	93
Interest expense	(5)	–	23	(170)	(152)
Currency gains/(losses), net	–	–	(86)	–	(86)
Recognized within Operating income:
Impairment charges	(34)	(1)	–	–	(35)
Total	54	(1)	(63)	(170)	(180)

2010 (US$ million)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	90	–	–	–	90
Interest expense	(5)	–	–	(167)	(172)
Currency gains/(losses), net	–	–	(37)	–	(37)
Recognized within Operating income:
Impairment charges	(12)	(9)	–	–	(21)
Reversal of impairment charges	43	–	–	–	43
Total	116	(9)	(37)	(167)	(97)

2009 (US$ million)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	88	–	–	–	88
Interest expense	(20)	–	(17)	(126)	(163)
Currency gains/(losses), net	–	–	(30)	–	(30)
Recognized within Operating income:
Impairment charges	(16)	(16)	–	–	(32)
Reclassification from OCI	–	9	–	–	9
Reversal of impairment charges	4	–	–	–	4
Total	56	(7)	(47)	(126)	(124)

1  Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss
2  Financial expense, net also includes US$20 million of bank charges (2010: US$22 million; 2009: US$17 million)

28.3 Reported gains and losses on revaluation of available-for-sale financial assets for the years ended December 31, 2011, 2010 and 2009 were as follows:

(US$ million)	2011	2010	2009
Impairment losses reported in profit or loss	(1)	(9)	(7)
Unrealized gains/(losses) reported in OCI	3	4	(18)

29. Derivatives and hedge accounting

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2011 and 2010, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2011 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	161	(92)	667	536	1,309	825	3,337
Fair value hedges	67	(67)	–	–	–	2,000	2,000
Undesignated	77	(137)	3,972	2,239	695	–	6,906
Total foreign exchange and interest rate risk	305	(296)	4,639	2,775	2,004	2,825	12,243
Commodity price risk:
Cash flow hedges	6	(2)	42	3	27	–	72
Undesignated	33	–	69	4	68	–	141
Total commodity price risk	39	(2)	111	7	95	–	213

	Fair value		Notional amounts
2010 (US$ million)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	318	(74)	544	610	3,168	1,141	5,463
Fair value hedges	52	(73)	–	–	–	2,000	2,000
Undesignated	190	(219)	6,993	845	251	–	8,089
Total foreign exchange and interest rate risk	560	(366)	7,537	1,455	3,419	3,141	15,552
Commodity price risk:
Cash flow hedges	1	(1)	8	1	15	1	25
Undesignated	40	–	185	16	46	–	247
Total commodity price risk	41	(1)	193	17	61	1	272

For cash flow hedges, the periods when the cash flows for the underlying hedged items are expected to occur and affect profit or loss are not significantly different from those of the hedging instruments as presented in the table above.

29.1 Fair value hedges
Syngenta maintains a combination of interest rate swaps and cross currency swaps that qualify for hedge accounting as designated fair value hedges relating to bond liabilities.

Hedge effectiveness for these hedges is measured on a quarterly basis by comparing the changes in fair value of the bond liabilities (with respect to the hedged risks) to the changes in fair value of the associated swaps. There is an immaterial amount of hedge ineffectiveness on these swaps.

Gains/(losses) on fair value hedges recognized in profit or loss for the years ended December 31, 2011, 2010 and 2009 are as follows:

(US$ million)	2011	2010	2009
Hedging instruments:
Interest rate swaps	10	54	–
Cross currency swaps	32	(32)	(9)
Total gains/(losses) from hedging instruments	42	22	(9)

Underlying hedged items	(42)	(22)	9

29. Derivatives and hedge accounting continued

29.2 Cash flow hedges and hedges of net investment in foreign operations
Syngenta maintains the following derivatives that qualify for cash flow hedge accounting:

-
Cross currency swaps (or a combination of cross currency swaps and interest rate swaps) designated as hedges of foreign exchange risk (or both foreign exchange risk and interest rate risk) of future interest and principal payments on bond liabilities.

-	Interest rate swaps designated as hedges of interest rate risk of future interest payments on forecasted bond liabilities.

-
Foreign exchange forward contracts and net purchased currency options designated as hedges of foreign exchange risk of forecast foreign currency cash flows (uncommitted foreign exchange transaction risk) arising from (i) forecast sales and purchases between Syngenta subsidiaries and (ii) forecast transactions with third parties.

-	Commodity forwards, futures and purchased options designated as hedges of commodity price risks of anticipated and committed future purchases.

Syngenta maintained the following derivatives that qualified as hedges of net investment in foreign operations:

-
During 2011 and 2010, in line with the risk management strategy, no new positions were taken to hedge any of the existing or new net investments in foreign operations. Gains/(losses) relating to hedges entered into during previous reporting periods continue to be presented in OCI.

-
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

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011		2010			2009
(US$ million)	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges
Opening balance of gains/(losses) recognized in OCI	21	10	(72)	(38)	(10)	(67)	(90)	(24)	(57)
Income taxes	29	5	–	(50)	4	–	(6)	(10)	–
Gains/(losses) recognized in OCI	59	(7)	–	113	1	(5)	227	(6)	(19)
(Gains)/losses removed from OCI and recognized in profit or loss:
Cost of goods sold	–	(5)	–	–	15	–	–	30	–
General and administrative	(160)	–	–	(26)	–	–	(107)	–	–
Financial expense, net	(37)	–	–	22	–	–	(62)	–	9
Closing balance of gains/(losses) recognized in OCI	(88)	3	(72)	21	10	(72)	(38)	(10)	(67)

During 2009, some equity loans between Syngenta affiliates were repaid. As a result, US$9 million of net investment hedging losses were removed from OCI and recognized in profit or loss.

29.3 Undesignated hedges
Gains and losses on hedging instruments that were not designated for hedge accounting purposes are as follows:

-
Foreign currency forward contracts that are effective economic hedges of balance sheet exposures as part of Syngenta’s committed exposure program. The fair value movements of the hedges and the retranslation of the underlying exposures are recorded in profit or loss and largely offset.

-
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third parties. The amount recorded in profit or loss in 2011 is a gain of US$16 million (2010: gain of US$3 million; 2009: gain of US$3 million).

Purchased foreign currency options are effective economic hedges of the exposure arising from written foreign currency options offered to customers as part of a sales contract. The fair values of both the purchased and written foreign currency options are recorded in profit or loss and largely offset.

29. Derivatives and hedge accounting continued

-
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases and sales of crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2011 is a gain of US$4 million (2010: gain of US$7 million; 2009: gain of US$3 million). The corresponding forecasted transactions offsetting the above amounts in profit or loss may occur in the following periods.

30. Subsequent events

No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustments to or disclosure in the consolidated financial statements.

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 7, 2012.