Form 20-F
period 2012-12-31
SYNGENTA AG
filed 2013-02-14
CIK 1123661

As filed with the Securities and Exchange Commission on February 14, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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
93,126,149 Common shares, nominal value CHF 0.10 each

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

Introduction

NATURE OF OPERATIONS

Syngenta AG (“Syngenta” or the “Company”) is a world leading agribusiness operating in the Crop Protection and Seeds business, which is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality, and in the Lawn and Garden business, which provides professional growers and consumers with flowers, turf and landscape products.

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry;

•	the risk that the current global economic situation may have a material adverse effect on Syngenta’s results and financial position;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

i

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that Syngenta may encounter problems when implementing significant organizational changes;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that Syngenta’s crop protection business may be adversely affected by increased use of products derived from biotechnology;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase;

•	the risk of significant breaches of data security or disruptions of information technology systems;

•	the risks that Syngenta now considers immaterial, but that in the future prove to become material; and

•	other risks and uncertainties that are not known to Syngenta or are difficult to predict.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars ($) and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Financial figures are presented in millions of dollars ($m) except where otherwise stated. The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Notes 1 and 2, respectively, to the consolidated financial statements in Item 18.

The selected financial highlights information in accordance with IFRS presented below has been extracted from the consolidated financial statements of Syngenta. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of SPS Argentina SA from November 10, 2008, Goldsmith Seeds, Inc. from November 19, 2008, Circle One Global Inc. from May 15, 2009, Goldsmith Seeds Europe B.V. from September 23, 2009, Pybas Vegetable Seed Co., Inc. from December 16, 2009, Synergene Seed & Technology, Inc. from December 23, 2009, Maribo Seed International ApS from September 30, 2010, Greenleaf Genetics LLC from November 8, 2010, Agrosan S.A. from March 9, 2011, Pasteuria Bioscience Inc. from November 8, 2012, Sunfield Seeds Inc. from November 29, 2012 and Devgen N.V. from December 12, 2012. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Financial highlights
	Year ended December 31,
($m, except where otherwise stated)	2012	20111	20101	20091	20081
Amounts in accordance with IFRS
Income statement data:
Sales	14,202	13,268	11,641	10,992	11,624
Cost of goods sold	(7,218)	(6,786)	(5,900)	(5,572)	(5,706)
Gross profit	6,984	6,482	5,741	5,420	5,918
Operating expenses	(4,692)	(4,431)	(3,948)	(3,601)	(4,038)
Operating income	2,292	2,051	1,793	1,819	1,880
Income before taxes	2,152	1,901	1,677	1,694	1,714
Net income	1,875	1,600	1,402	1,411	1,399
Net income attributable to Syngenta AG shareholders	1,872	1,599	1,397	1,408	1,399
Number of shares – basic	91,644,190	91,892,275	92,687,903	93,154,537	93,916,415
Number of shares – diluted	92,132,922	92,383,611	93,225,303	93,760,196	94,696,762
Basic earnings per share ($)	20.43	17.40	15.07	15.11	14.90
Diluted earnings per share ($)	20.32	17.31	14.99	15.01	14.77
Cash dividends declared:
CHF per share	8.00	7.00	6.00	6.00	4.80
$ per share equivalent	8.82	7.64	5.61	5.27	4.76
Cash flow data:
Cash flow from operating activities	1,359	1,871	1,707	1,419	1,466
Cash flow used for investing activities	(1,218)	(472)	(450)	(880)	(608)
Cash flow from (used for) financing activities	(232)	(1,684)	(844)	170	(457)
Capital expenditure on tangible fixed assets	(508)	(479)	(396)	(652)	(444)

Balance sheet data:
Current assets less current liabilities	4,537	4,107	4,363	4,583	3,311
Total assets	19,401	17,241	17,285	16,129	14,089
Total non-current liabilities	(4,218)	(4,095)	(4,483)	(5,331)	(4,489)
Total liabilities	(10,645)	(9,738)	(9,836)	(9,642)	(8,798)
Share capital	(6)	(6)	(6)	(6)	(6)
Total shareholders’ equity	(8,745)	(7,494)	(7,439)	(6,473)	(5,274)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment ($) 2	22.30	19.36	16.44	16.15	16.40

All activities were in respect of continuing operations.

Notes
1
Financial highlights for 2011 and 2010 are after the effect of reclassifying certain expenses in connection with changes in Syngenta’s management structure, as described further in Note 2 to the consolidated financial statements in Item 18. As the organizational changes resulting from the creation of Syngenta Business Services were implemented in 2010, no reclassifications related to those organizational changes have been made for 2009 and 2008. These reclassifications had no impact on consolidated operating income or on consolidated income before taxes.

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

Restructuring and impairment charges for 2012 and 2011 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring and impairment for 2010, 2009 and 2008 mainly related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and also to the further phase of the Operational Efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, professional products and emerging country markets. A detailed reconciliation of net income and earnings per share before restructuring and impairment to net income and earnings per share according to IFRS is presented in Appendix A at the end of the Operating and Financial Review and Prospects in Item 5.

Risk Factors

Syngenta’s business, financial condition, results of operations or cash flows could suffer material adverse effects due to any of the following risks. Risks that are considered to be material are described below.

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

Syngenta’s customers may be unable to pay their debts to Syngenta due to economic conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, with credit terms for customers typically ranging from 30 to 180 days, except for customers in emerging markets, where credit terms may range from cash on delivery to, in certain cases, 360 days. Syngenta’s customers, particularly in developing economies and in economies experiencing an economic downturn, such as the Eurozone, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. See Item 5 for information regarding the amount of receivables Syngenta has with customers in the five main distressed Eurozone countries (Greece, Italy, Ireland, Spain and Portugal). While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses from its credit exposure in these markets.

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

Regulatory standards and trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. In addition, changing regulatory standards may affect Syngenta’s ability to maintain its products on the market. A current example is a proposal from the European Commission to restrict the use of neonicitinoid insecticides on certain crops due to the alleged impact of these products on bee populations. If a restriction is imposed, it will impact on sales of Syngenta’s Thiamethoxam products, particularly when formulated as the seed treatment, CRUISER®. Directly impacted sales of CRUISER® in corn, sunflower and oilseed rape crops in European Union markets are less than $100 million.

Changes in the agricultural policies of governments and international organizations may prove unfavorable

In subsidized markets such as the United States, the European Union and Japan, reduction of subsidies to growers may inhibit the growth of markets for products used in agriculture. In each of these areas there are various pressures to reduce subsidies. However, it is difficult to predict accurately whether, and if so when, such changes will occur. Syngenta expects that the policies of governments and international organizations will continue to affect the income available to growers to purchase products used in agriculture and, accordingly, the operating results of the agribusiness industry.

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

Problems encountered by Syngenta when implementing significant organizational changes could adversely affect the future performance of the Company

Syngenta expects to continue to engage in restructuring activities to reduce operating costs, increase sales, or both. In addition, Syngenta may acquire or dispose of significant businesses, which would necessitate restructuring its operations. Syngenta may fail to adequately implement such restructuring activities in the manner contemplated, which could cause the restructuring activities to fail to achieve the desired results. Even if Syngenta does implement the restructuring activities in the manner contemplated, they may not produce the desired results. Accordingly, such restructuring activities may not reduce operating costs or increase sales. Failure to adequately implement significant restructuring activities could have a material adverse effect on Syngenta’s business and consequently impact its financial position, results of operations and cash flows.

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2012, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta recorded impairments of intangible assets totaling $13 million. Otherwise, Syngenta has concluded that no material intangible assets are impaired at December 31, 2012. However, unforeseen events that occur in the future, including there being a greater impact on Syngenta’s business from economies experiencing an economic downturn than is currently anticipated, may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

Syngenta may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available

Product liability claims are a commercial risk for Syngenta, particularly as it is involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agribusiness industry in past years based upon claims for injuries allegedly caused by the use of their products. While a global insurance program is in place, a substantial product liability claim that is not covered fully or at all by insurance could have a material adverse effect on Syngenta’s operating results or financial condition.

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

Sales of products used for crop protection may be adversely affected by increased use of products derived through biotechnology

In certain parts of the world, notably the European Union, the use by growers of many seed varieties that are genetically modified for pest resistance or herbicide tolerance has not been permitted by regulatory authorities. Current sentiment in Europe and in certain other agricultural areas is strongly against allowing further biotechnology to be introduced. However, should this sentiment change resulting in the adoption by growers of products derived through biotechnology, Syngenta’s sales of products used for crop protection could be adversely impacted. This may not be offset, in whole or in part, by the opportunity for Syngenta to increase its sales of seeds having traits developed through biotechnology. Sales of products used for crop protection accounted for approximately 75 percent of Syngenta’s total sales in 2012, whereas seeds accounted for approximately 25 percent of sales. The areas of Syngenta’s crop protection business most affected by existing use of genetically modified seeds are selective herbicides and insecticides for use on oilseed crops, corn and cotton.

Syngenta’s results may be affected by climatic variations

The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable from period to period. The weather can affect the presence of disease and pests in the short term on a regional basis and, accordingly, can affect the demand for crop protection products and the mix of products used (positively or negatively) as well as the quality, volume and costs of seeds produced for sale.

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

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements account for approximately 16 percent of Syngenta’s purchases of active ingredients, intermediates and raw materials used in Crop Protection products, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

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

Natural disasters could adversely affect Syngenta’s business

Natural disasters could affect Syngenta’s or its suppliers’ manufacturing and production facilities, which could affect Syngenta’s costs or ability to meet supply requirements. Natural disasters could also affect Syngenta’s customers, which could affect Syngenta’s sales or its ability to collect receivables due from customers. Syngenta’s corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, other major facilities of Syngenta’s business are located in earthquake zones around the globe. In the event of a major earthquake, Syngenta could experience loss of life, destruction of facilities and/or business interruptions which could have a material adverse effect on its business.

An increase in Syngenta’s group tax rate could occur, which would adversely affect its financial results

The effective tax rate on Syngenta’s earnings benefits from the fact that a portion of its earnings is taxed at more favorable rates in some jurisdictions outside Switzerland. Changes in tax laws or in their application with respect to matters such as transfer pricing, inter-Group dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-Group debt, could increase Syngenta’s effective tax rate and adversely affect its financial results. Syngenta has several open tax years in many jurisdictions, where tax calculations may be subject to adjustment. These matters are discussed in Notes 2 and 25 to the consolidated financial statements in Item 18.

Significant breaches of data security or disruptions of information technology systems could adversely affect Syngenta’s business

Syngenta’s business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of Syngenta’s computer systems make them potentially vulnerable to data security breaches, whether by employees or others, which may result in unauthorized persons getting access to sensitive data. Such data security breaches could lead to the loss of trade secrets or other intellectual property. In addition, Syngenta’s systems are potentially vulnerable to breakdown, malicious intrusion and computer viruses, which could disrupt production, order processing and shipping, cash receipts and disbursement processes, accounting and reporting processes, or other key business processes. A loss of trade secrets or other intellectual property, or systems-related disruption could have a material adverse effect on Syngenta’s business, financial position, results of operations or cash flows.

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

ITEM 4 – INFORMATION ON THE COMPANY

History and Development of the Company

The Company

Syngenta AG, a Swiss “Aktiengesellschaft”, was formed on November 12, 1999 under the laws of Switzerland. Syngenta’s business operations were created in 2000 by Novartis and AstraZeneca through an agreement to spin off and merge the Novartis agribusiness and the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is +41-61-323-1111.

Syngenta became a publicly listed company in 2000. At December 31, 2012, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Information on acquisitions, divestments and other significant transactions completed by Syngenta during each of the years ended December 31, 2012, 2011 and 2010 is included in Item 5 and in Note 3 to the consolidated financial statements in Item 18.

BUSINESS OVERVIEW

Industry Overview

Syngenta is a world leading agribusiness operating in the Crop Protection, Seeds and Lawn and Garden markets. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape products.

Syngenta’s Business

Syngenta’s business is divided into five reporting segments: the four geographic regions, Europe, Africa and Middle East (EAME), North America (NA), Latin America (LATAM) and Asia Pacific (APAC), comprising the integrated Crop Protection and Seeds business; and the global Lawn and Garden business. These segments reflect the organizational and management structure that was implemented in connection with Syngenta’s new strategy, announced in 2011, to integrate its commercial operations across Crop Protection and Seeds using a new business model with a strategic crop focus. The commercial integration was completed by mid-2012 and Syngenta adopted the new segment reporting of sales and profitability starting with the publication of its first half 2012 results. These segments are described in greater detail below.

The following information, which appears in other parts of this Form 20-F, is incorporated herein by reference:

•	Item 5 – Operating and Financial Review and Prospects – Results of Operations, the tabular information regarding:

•	sales and operating income for the integrated Crop Protection and Seeds business and for each of the four geographic segments therein;

•	sales by product line for the integrated Crop Protection and Seeds business; and

•	sales and operating income for the global Lawn and Garden business.

Full year sales and operating income for the segments, as presented in Item 5 of this report, are seasonal. Results for the EAME, NA and global Lawn and Garden segments are weighted towards the first half of the calendar year, which largely reflects the Northern Hemisphere planting and growing cycle. Results for the LATAM segment are weighted towards the second half of the calendar year, which largely reflects the Southern Hemisphere planting and growing cycle. Results for the APAC segment are weighted slightly towards the first half of the calendar year.

References in this document to Syngenta’s competitive position, identified by terms such as “world-leading”, “leader”, “leading”, “largest”, “broadest”, or similar expressions are based where possible on global agrochemical and biotechnology industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta internal estimates.

Integrated Business

Based on the combined strength of its Crop Protection and Seeds businesses, Syngenta regards itself as uniquely positioned to address the increasingly complex challenges facing farmers, through the development of fully integrated offers on a crop basis. The integrated business is structured into 19 territories grouped under the four geographic regions (EAME, NA, LATAM and APAC). Under this integrated business, Syngenta is developing an expanded crop-based product pipeline and increasing its reach into new markets with new products, solutions and local go-to-market strategies.

Crop teams for each of eight strategic global crops work alongside territory and regional management to develop and maximize integrated product and service offers. The eight global crops comprise cereals (wheat, barley), corn, diverse field crops (sunflower, oilseed rape, sugar beet), rice, soybean, specialty crops (high-value crops, e.g. fruits, trees, nuts, vines, potatoes, cotton, plantations), sugar cane and vegetables.

Description of Products

Integrated Business

The development of integrated offers involves combining Syngenta’s Crop Protection and Seeds products, and in some instances combining Syngenta’s products with third party products and services, to provide growers with innovative ways to improve crop yields and quality.  These offers include integrated crop management programs providing growers with innovative ways to improve crop yields and quality using existing and newly developed crop protection solutions, taking genetics and application protocols into consideration.

Crop Protection

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for corn, cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and field crops; and seed care, primarily in corn, soybean, cereals and cotton. Herbicides are products that prevent or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) selective herbicides, which are crop-specific and control weeds without harming the crop and (ii) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Seed care products are insecticides and fungicides used to protect growth during the early stages. Syngenta is also investing in bio pesticide solutions, which complement traditional Crop Protection chemistry.

Syngenta has a broad range of Crop Protection products, making it number one or two in all of its target sectors, underpinned by strong worldwide market coverage. Approximately 94 percent of Syngenta’s annual sales of Crop Protection products come from products marketed in all four region segments.

Seeds

Syngenta produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all major territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta divides its seeds products into field crops, such as corn, soybean, rice, cereals, oilseeds and sugar beet, and vegetables. Syngenta has a significant market share in vegetables, corn, soybean, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. In addition to income from development and commercialization of transgenic products, income is generated from licensing arrangements.

Key Marketed Products

Crop Protection

Selective herbicides

Syngenta has a broad range of Selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops, with a special emphasis on corn and cereals.

•
Atrazine (AATREX®/GESAPRIM®) acts mainly against annual grasses and broad-leaved weeds. Although Atrazine was introduced in 1957 and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. Atrazine is marketed in NA, LATAM, APAC and in Africa and the Middle East.

•
Clodinafop (TOPIK®/HORIZON®/ CELIO®/ DISCOVER®) is a grass herbicide which provides the broadest spectrum of annual grass control currently available in wheat. To further increase crop safety in cereals the active substance Clodinafop is mixed with the safener Cloquintocet, which selectively enhances the degradation of Clodinafop in wheat but not in the grass weeds. Clodinafop is marketed in all regions.

•
Fluazifop-P-Butyl (FUSILADE®) is one of the leading products for post-emergence control of grass weed. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and sugar beet and oilseed rape in Europe. The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control. Fluazifop-P-Butyl is marketed in all regions.

•	Mesotrione (CALLISTO® family) is a post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn. Mesotrione is marketed in all regions.

•
Pinoxaden (AXIAL®) is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility. Pinoxaden is marketed in all regions.

•
S-metolachlor (DUAL GOLD®/ DUAL MAGNUM®) is a lower dose rate replacement for metolachlor. Its use has not only reduced the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but has also decreased the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. S-metolachlor is marketed in all regions.

•	Fomesafen (FLEX®) provides post-emergence control and quick eradication of a wide range of broadleaf weeds to protect yields in soybeans, dry beans and other legume crops.

Non-selective herbicides

Syngenta has a series of Non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact.

•
Glyphosate (TOUCHDOWN®), a non-selective herbicide with systemic activity, is a premium product in the market for glyphosate-based products. The product has been enhanced by the launch of the IQ® technology which positions the product at the top end of glyphosate performance. Differentiated from other herbicides of its class by its speed of action and tolerance of heavy rain, TOUCHDOWN® is registered in over 90 counties, including for use on herbicide tolerant corn and soybeans in the United States and Brazil. Glyphosate is marketed in all regions.

•	Diquat (REGLONE®), a non-selective contact herbicide, is mainly used as a desiccant to allow easier harvesting and reduce drying costs. Diquat is marketed in all regions.

•
Paraquat (GRAMOXONE®) is a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. Paraquat is marketed in NA, LATAM, APAC and in Africa and the Middle East.

Fungicides

Syngenta has a broad range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•
Azoxystrobin (AMISTAR®), a strobilurin fungicide introduced in 1997 and launched widely in 1998 and 1999, is the world’s best selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is successfully being used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®. Mixtures of azoxystrobin with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to tackle diseases in cereal crops, primarily in the yield intensive markets of Europe where growers and advisors value the strong rust control performance and yield enhancing properties of azoxystrobin. Mixtures are also used in corn & soybeans as part of a complete plant performance program where significant yield increases are achieved. Azoxystrobin is marketed in all regions.

•
Chlorothalonil (BRAVO®), acquired in 1998, is a world-leading fungicide. With its multi-site mode of action, it is a good partner for AMISTAR® and is being increasingly integrated into disease control programs which use both products. Chlorothalonil is marketed in all regions.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Pursuant to the commitments given to the European Commission upon the formation of Syngenta, Syngenta granted to Bayer an exclusive license to manufacture, use and sell cyproconazole in the European Economic Area under Bayer’s own trade name. Syngenta also sells cyproconazole under the ALTO® and other brand names. Cyproconazole is marketed in all regions.

•
Cyprodinil (UNIX®/STEREO®1/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit such as apples and pears or on grapes and vegetables. Cyprodinil is marketed in all regions.

•
Difenoconazole (SCORE®) is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, field crops and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathosystems include cercospora, alternaria, septoria and other leaf spots, powdery mildews and scabs in wheat, bananas, sugar beets, peanuts, potatoes, pome fruits, grapes, rice and vegetables. Difenoconazole is marketed in all regions.

•	Fluazinam2 (SHIRLAN®) is a fungicide for control of potato blight. Fluazinam is marketed in EAME, NA and LATAM.

•
MEFENOXAM™3 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of seeds and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is marketed in all regions.

1 Pursuant to the commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.
2 Fluazinam is distributed, but not manufactured, by Syngenta.
3 In the United States Mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

•	Mandipropamid (REVUS®), launched in 2007 and currently registered in 62 countries, is used on fruit and vegetables to combat late blight and downy mildew. Mandipropamid is marketed in all regions.

•
Propiconazole4 (TILT®/ BANNER®) was introduced in 1980 and has developed into Syngenta’s most successful foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens of cereals, bananas, rice, corn, peanuts, sugar beet, and turf. Propiconazole is marketed in all regions.

•
Trinexapac-ethyl (MODDUS®) is a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugarcane it is a yield enhancer and harvest management tool. Trinexapac-ethyl is marketed in all regions.

Insecticides

Syngenta has a broad range of Insecticides that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. These products can be either applied to the soil or sprayed onto the foliage.

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRI-MEK®) is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants and is a useful product for integrated pest management. Abamectin is marketed in all regions.

•
Emamectin Benzoate (PROCLAIM® or AFFIRM®) provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in a number of other countries. Emamectin Benzoate is marketed in all regions.

•
Lambda-cyhalothrin (KARATE®/ICON®) the world’s leading agricultural pyrethroid brand, is one of Syngenta’s largest selling insecticides. An innovative product branded KARATE® with ZEON® technology was launched in the United States in 1998, offering performance benefits and enhanced user and environmental safety. Lambda-cyhalothrin is marketed in all regions.

•
Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class. Lufenuron is marketed in EAME, LATAM and APAC.

•
Thiamethoxam (ACTARA®) is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It has been and continues to be developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits, stone fruits (such as peaches or plums) and tobacco. Thiamethoxam is marketed in all regions.

 4 Pursuant to the commitments given to the European Commission, Syngenta has agreed to grant an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

•	Tefluthrin (FORCE®) is a premium corn granular insecticide that provides broad-spectrum soil insect control and residue activity. Tefluthrin is marketed in all regions.

•
Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from DuPont for sale in mixtures with Syngenta active ingredients, is a chemical of the bisamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests. Chlorantraniliprole mixtures are marketed in all regions.

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

•
Difenoconazole (DIVIDEND®) is active against a broad range of diseases including bunts, smut and damping off on cereals, cotton, soybeans and oilseed rape. This product is highly systemic and provides a long lasting, high-level effect. It is safe for the seeds and seedlings and provides for a faster germination than other products in the market. Difenoconazole is marketed in all regions.

•
MEFENOXAM™5 (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates. MEFENOXAM™ is marketed in all regions.

•
Fludioxonil (MAXIM® or CELEST®) is a contact fungicide with residual activity. Derived from a natural compound, fludioxonil combines crop tolerance with low use rates. Its spectrum of targets includes seed and soil-borne diseases like damping off, bunt, smut and leaf stripe on cereals. Used alone or in mixtures with other active substances, it is also effective on corn, rice, cotton, potatoes and peas. Fludioxonil is marketed in all regions.

•
Thiamethoxam (CRUISER®) is an insecticide with systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects like aphids, thrips, jassids, wireworms, flea beetles and leafminers. Thiamethoxam is marketed in all regions.

5 In the United States, mefenoxam is a generic expression whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

Seeds

Field Crops

•
Corn (AGRISURE®, GARST®, GOLDEN HARVEST®, NK®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as AGRISURE® 3000GT and AGRISURE® VIPTERA® 3111 products which provide built-in insect protection against corn borers, corn rootworms and tolerance to glyphosate herbicide. Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets. Different varieties of corn seeds are marketed in all regions.

•
Sugar beet (HILLESHÖG®, MARIBO®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity. The major markets for sugar beet seeds are in Europe and NA.

•
Oilseeds (NK®) include: sunflowers, soybeans and oilseed rape. Syngenta sunflower seed hybrids are bred for high yield as well as heat stress tolerance, disease resistance, herbicide tolerance and oil quality. Syngenta’s soybean varieties combine high yield genetic superiority and herbicide tolerance, which give growers flexibility in their weed control. The company’s oilseed rape varieties and hybrids offer good oil production and plant health. Soybean seed varieties are sold primarily in NA and LATAM, and the major markets for sunflower seeds are in Europe and Argentina.

•
Cereals (NK®, AGRIPRO® COKER®, RESOURCE SEEDS INC., C.C. BENOIST®) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries. Cereals are sold mainly in Europe and NA.

Vegetables

•
Vegetables brands include DULCINEA®, ROGERS®, S&G®, ZERAIM GEDERA® and DAEHNFELDT®. Syngenta offers a full range of vegetable seeds, including tomatoes, peppers, melons, watermelons, squash, cauliflower, cabbage, broccoli, lettuce, spinach, sweet corn, cucumbers, beans, peas, okra and oriental radish. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial fresh market growers. In 2009, Syngenta acquired two US based lettuce seed companies, Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc., which established lettuce sales in the North American market and broadened its lettuce development portfolio in Europe and Asia. Different varieties of vegetable seeds are marketed in in all regions.

Recently Launched Products (last 3 years)

Integrated Business

•	PLENE® is a revolutionary solution for sugar cane in Brazil, combining chemistry, plant genetics and mechanical technology to provide an integrated cane planting solution.

•
TEGRA® is a service offer for rice growers comprising mechanically transplanted certified seedlings and agronomy support for the first 60 days, thereby reducing labor input and maximizing crop yield potential.

•
NUCOFFEE® is Syngenta’s innovative business model operating in Brazil that is transforming the coffee value chain by bringing together growers, cooperatives and roasters. Built around Syngenta’s market leading crop protection, quality and barter programs, the NUCOFFEE® platform helps Brazilian coffee farmers increase their profitability, with higher yields and higher prices for their coffee crop.

•	PLENUS® is a ready to plant soybean seed combining high quality germplasm and novel professional seed treatment containing a long life inoculant, offering simplicity and crop safety to the grower.

Crop Protection

Fungicides

•
Isopyrazam (BONTIMA®, SEGURIS®) is a new broad-spectrum cereal fungicide which complements Syngenta’s existing product range and provides additional resistance management opportunities. Isopyrazam is marketed in EAME, LATAM and APAC.

Seed care

•
Abamectin (AVICTA®) is a seed treatment for the control of nematodes originally launched in the US in cotton in 2006, was launched there in corn in 2009 and successfully introduced in Latin America in corn and soybeans. AVICTA® is marketed in NA, LATAM and Africa and the Middle East.

•	Sedaxane (VIBRANCE®) is a new fungicide used in seed treatment that complements Syngenta’s existing product range. Sedaxane is marketed in EAME, NA and LATAM.

Seeds

Field Crops

•	In corn, Syngenta in 2011 received full cultivation approval in Argentina for AGRISURE VIPTERA® and for triple stack corn, combining herbicide tolerance and insect resistance.

•
Through Syngenta’s enhanced corn breeding and trait conversion capabilities, seventy new corn hybrids were brought into NA production in 2012 for customer use in the 2013 crop year. Twenty seven of these products contain genetics that are new to the market.

o
Six of the new hybrids feature AGRISURE ARTESIAN® technology, a native trait developed using proprietary technology and containing multiple genes identified and selected from the corn genome itself, which helps plants use water more efficiently at every growth stage to provide season-long drought tolerance.

o
Also introduced are hybrids containing the AGRISURE VIPTERA® 3220 E-Z REFUGE™ trait stack, which offers dual modes of action to control corn borer and above-ground lepidopteran pests, and the AGRISURE® 3122 E-Z REFUGE™ trait stack intended for use in areas where both corn rootworm and lepidopteran pest management are primary concerns. Both products received EPA registration in July 2012.

•
Enogen is a corn seed incorporating a corn amylase trait and is the first genetically modified output trait in corn for the ethanol industry. By enabling expression of an optimized alpha-amylase enzyme directly in corn, dry grind ethanol production can be improved in a way that can be easily integrated into existing infrastructure.

•
A number of high yielding barley varieties have been launched with excellent disease resistance, very high yield and lower cost of production. These have included malting varieties suitable for both brewing and feed type. These new barley seeds are marketed in Europe.

•
In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities. These new wheat seeds are marketed in Europe.

•	Sugar beet varieties with Roundup Ready®6 tolerance in the US7 feature high sugar content and multiple resistances across a number of geographies. These new sugar beet seeds are marketed in the US.

Vegetables

In Vegetables, Syngenta continues to launch and test market new and attractive consumer products in the United States, Europe, Japan and other parts of the world. Some examples of recently launched products include:

•	In Pepper, a new sweet, baby seedless pepper called ANGELLO™ in Europe.

•	In Squash, significant new products Prometheus in Europe and Spineless Perfection in US, which offer growers excellent high yield performing varieties with a broad-spectrum disease resistance.

•
In Watermelon, Fascination, a large fruit size seedless watermelon, is winning significant market share in the USA and El Ghali, a large fruit size seeded variety, is Syngenta’s first major product launch in North Africa.

•	In Sweet Corn, GSS2259P/Shinerock, a multi disease resistant processing sweet corn variety with high yield potential and a native herbicide tolerance, launched globally.

Products in Late Stage Development

Integrated Business

•	GROMORE™ are simple agronomic practices and crop care programs, by crop phase and suitable for all rice growing systems, designed to deliver immediate yield benefits.

•	Water + Intelligent Irrigated Platform designed to deliver improved revenue potential by conveniently integrating crop inputs, agronomic expertise and technology.

•
INTEGRA program to unlock the full yield potential of soybeans through a complete technology offer coupled with agronomic advice and risk management, providing confidence and an excellent return on investment to the grower.

Crop Protection

Syngenta has a rich pipeline of products under development, which extends beyond 2012 and involves projects covering all product lines. Products in late stage development include:

6 Roundup Ready® is a registered trademark of Monsanto Technology LLC.
7 The US Department of Agriculture (“USDA”) partial deregulation of sugar beet varieties with Roundup Ready®6 tolerance (“RRSB”) in the US was the object of third party plaintiffs’ litigation against the US government throughout 2012. The USDA ultimately granted RRSB full non-regulated status on July 20, 2012.  The third party litigation over the partial deregulation continued after the USDA fully deregulated RRSB and the cases were ultimately dismissed at the end of 2012; however, the plaintiffs could still appeal the dismissal.

Selective herbicides

•	Bicyclopyrone is a new broad-spectrum selective herbicide for use in corn and sugar cane that complements Syngenta’s existing product range.

Fungicides

•	Solatenol™ is a new broad-spectrum SDHI (succinate dehydrogenase inhibitor) fungicide active ingredient primarily for soybean rust that complements the existing range.

•	Other SDHI fungicide products are currently under development for a variety of crops.

Insecticides

•
Cyantraniliprole. Syngenta is actively involved in development projects in bisamide chemistry. Syngenta acquired from DuPont in 2008 the exclusive rights to use cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole is a new broad-spectrum insecticide for the control of lepidoptera and sucking pests. Cyantraniliprole is complementary to the chlorantraniliprole insect control product that Syngenta sells in mixtures with its own leading insect control products.

Seeds

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

Below are examples of products in development:

Field Crops

•
Syngenta continues to work towards developing corn seeds across a variety of maturities with high yield, stress tolerance and improved agronomic characteristics, including developing the next generation corn rootworm control trait with a unique mode of action and high efficiency, and stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide refuge reduction in corn while increasing long term product sustainability.

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

•	Healthy oil varieties in oilseeds, comprising higher heat stability of plant oils for frying.

•	Sunflowers with high stable yields, integrating broomrape, herbicide and disease resistance.

•	High yield SAFECROSS® hybrids with improved disease resistance and stress tolerance in winter oilseed rape.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” whole meal flour.

•	In barley, next generation spring malting barley with improved enzyme characteristics and new winter barley hybrids combining high yield with improved production characteristics.

•	Triticale development combines outstanding forage qualities for both the dairy and livestock industries.

•
Sugar beet with second generation nematode tolerance for the European market and with broad-spectrum disease and virus resistance in combination with Roundup Ready®6 tolerance for the North American market7.

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

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for agribusiness products is designed to ensure the protection of the consumer, the grower and the environment.

Syngenta’s products are marketed throughout the world through brands, many of which are well-known by growers and some of which have been established for over 100 years. Brand names for Syngenta’s key products are listed above in “ Integrated Business - Key Marketed Products”.  Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers.

Production and Supply

In connection with Syngenta’s new strategy to integrate its commercial operations across Crop Protection and Seeds using a new business model with a strategic crop focus, Syngenta has combined its Crop Protection and Seeds Production and Supply functions. The combined functions play an integral role in delivering Syngenta's strategy in a sustainable manner by assuring business delivery, facilitating delivery of integrated crop solutions, supporting growth plans, reducing costs and promoting efficient use of capital.

Through the effective procurement, production and distribution of products, Syngenta’s Production and Supply function ensures that it meets its commitments to customers around the world. Production and Supply supports Syngenta’s growth plans (particularly in developing markets) and accelerates the building of expertise for scalability and efficiency.

The manufacture of chemical crop protection products and the production of seeds for sale to growers involve different processes.

Active ingredients used for Crop Protection products are manufactured at a relatively limited number of sites located in Switzerland, the United States, the United Kingdom, China and India. Syngenta also operates a number of chemical formulation and packing sites strategically located close to the principal markets in which those products are sold. Syngenta operates major formulation and packing plants in Belgium, Brazil, China, France, India, South Korea, Switzerland, the United Kingdom and the United States.

Syngenta manages its Crop Protection supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 35 percent of Crop Protection sales in 2012.

Seeds for sale by Syngenta to growers are grown (multiplied) and harvested by independent contract farmers throughout the world.  After the harvest, the raw seed is cleaned, calibrated, treated and packaged in Syngenta or third party processing plants, which are also located as close to the intended markets as possible so as to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the season. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, the Netherlands, Spain, Sweden, Thailand and the United States.

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

Research and Development

In connection with Syngenta’s new strategy to integrate its commercial operations across Crop Protection and Seeds using a new business model with a strategic crop focus, the Research and Development (R&D) function has been organized to continue to develop quality crop protection and seeds products, while enabling the development of crop-focused solutions which integrate Syngenta’s technologies. R&D focuses on taking a more holistic approach to help customers grow their specific crop using the best technology to address their needs, be it a single technology, a combination of technologies or technologies and services.

An open and collaborative culture is essential to ensure the fostering of interaction and innovation, both within the R&D organization and across Syngenta, and with collaborators and partners. Underpinning Syngenta’s core Seeds R&D and Crop Protection R&D structure are global competency platforms that include biotechnology, regulatory and product safety, as well as a global trialing capability. Through these platforms, Syngenta R&D can effectively and efficiently share knowledge, capabilities and resources to innovate across crops and regions, resulting in faster and more efficient development and registration of new products.

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora or fauna.

To complement in-house expertise and bring in novel technologies, Syngenta actively seeks value-adding partnerships and collaborations to bring exciting new offers to growers. It currently has over 500 R&D collaborations with universities, research institutes and commercial organizations around the world.

The total spent on research and development for the integrated Crop Protection and Seeds businesses was $1,195 million in 2012, US$1,135 million in 2011 and US$1,024 million in 2010.

Crop Protection R&D

Crop Protection R&D provides Syngenta with innovative new chemical solutions and intellectual property with the potential to be combined with other technologies and create maximum business value and differentiation. New research areas are guided by the crop teams based on customer need, technology, regulatory requirements and socio-political trends.

Syngenta has major Crop Protection research centers focused on identifying new active ingredients in Stein, Switzerland, Jealott’s Hill, United Kingdom and Goa, India. In total, over 2,000 employees work on the research and development of a portfolio of herbicides, fungicides, insecticides and crop enhancing chemicals, with broad applicability as foliar, soil and seed treatments for agriculture and lawn and garden customers.

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

Once an active ingredient is ready for testing, the development team, supported by the global expertise of the trialing function, ensures that the work is efficiently and effectively completed to turn promising molecules into products that are safe to use, pass all registration requirements and meet customers’ needs. Such development typically takes six to eight years. The active ingredient’s efficacy and safety is assessed as early as possible in the development process and all data is compiled for registration and safe product use.

Syngenta tests compounds on target crops globally under different climatic conditions and in varying soils. In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed. In addition, Syngenta’s current chemical products are improved by supporting the development of new mixtures, formulations and programs that bring new effects and opportunities to growers. Refreshing the existing product range is key to continued success in the face of competition, even after patent expiry.

Seeds R&D

Seeds R&D is dedicated to creating new varieties of major field crops having improved quality and productivity, either alone or in combination with other technologies. This includes improving tolerance to pests and other environmental stresses as well as quality characteristics such as nutritional composition, consumer appeal and shelf life.

Over 3,000 Syngenta permanent employees focus on advancing the performance, stability and quality of seed varieties, not only for the eight strategic crops, but also for over 50 food and feed crops in total.

Syngenta’s biotechnology activities primarily take place at two sites: Research Triangle Park, NC, USA, for both research and development of key native and genetically modified traits, and Syngenta Biotechnology China, Beijing for early-stage evaluation of biotechnology traits. Activities at these two sites are supported by smaller laboratories around the world. In addition, Syngenta operates approximately 100 breeding and germplasm enhancement centers strategically located around the world.

Syngenta expects that end users such as livestock producers, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Syngenta has therefore built up and continues to develop one of the most extensive germplasm libraries in the world.

In addition to general research and development agreements with other companies and academic institutions around the world, Syngenta has entered into a number of targeted alliances with other enterprises in order to further broaden its germplasm and trait base with the goal of creating more valuable products.

Syngenta develops plants with desirable characteristics using both native traits breeding approaches, resulting in either conventional inbred lines or hybrids, and genetic engineering.

Conventional plant breeding involves crossing carefully chosen parent plants, then selecting the best plants from the resulting offspring to be grown on for further selection. Once the best lines have been selected, they are purified to create ‘inbred’ lines, in which every plant has the same characteristics, and the process of multiplying seeds begins.

For many crop varieties, including corn, rice, barley, sunflowers, oilseed rape, rice and many vegetables, Syngenta produces hybrid seeds, which means that the seed supplied to the grower is the result of the first cross between selected parents; these seeds are unique in expressing ‘hybrid vigor’, which enables improved yield, performance stability and better quality.

For certain crops, Syngenta also develops transgenic plants where one or more genes of interest have been introduced to a plant via recombinant DNA technology instead of the plant acquiring them through conventional breeding.

Modern technologies such as marker-assisted selection, production of doubled haploids (genetically pure plant lines that offer a quick route to new gene combinations for specific, desirable improvements) for accelerated breeding and crop modeling allow breeders to develop new varieties much more rapidly and accurately than in the past. However this is still a lengthy process; today it can take five to seven years from first cross to market, and even longer if there is the need for a government approved market authorization.

Biofuels are an important market for corn and sugar cane growers. Syngenta is involved in research and development on crops that make biofuel production more efficient and sustainable. In particular, Syngenta supports current biofuels development to get to the next phase of efficient transformation of plant material into transportation fuel.

Intellectual Property

Syngenta protects its investments in R&D, manufacturing and marketing through patents, design rights, trademarks, trade secrets, plant variety protection certificates, plant breeders’ rights and contractual language placed on packaging. The level and type of protection varies from country to country according to local laws and international agreements. Syngenta has one of the broadest patent and trademark portfolios in the industry and enforces its intellectual property rights, including through litigation if necessary.

In addition to patent protection for a specific active substance or for seeds (inbreds and varieties) and genomic-related products, patent protection may be obtained for processes of manufacture, formulations, assays, mixtures, and intermediates. These patent applications may be filed to cover continuing research throughout the life of a product and may remain in force after the expiry of a product’s per se patents in order to provide ongoing protection. The territorial coverage of patent filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

Patents relating to gene-based crop protection and enhancement products may cover transgenic plants and seeds gene effects, genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds.

Trademark protection may be obtained to cover a trademark for a specific active substance or seed variety and there may be more than one trademark covering the same active substance or seed variety. Other trademarks may cover formulations, mixtures, intermediates and a variety of ancillary services. The trademarks may remain in force after the expiry of a product’s patents in order to provide ongoing protection. The territorial cover of trademark filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

Syngenta licenses certain of its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes. Syngenta respects the intellectual property rights of others.

Competitive Environment

Syngenta’s key competitors are dedicated agribusinesses or large chemical companies based in Western Europe and North America and comprise BASF, Bayer, Dow, DuPont and its Pioneer subsidiary, and Monsanto. Syngenta and these top companies account for about 65 percent of the worldwide market for crop protection and seeds products.

Companies in the crop protection business compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. Market pressures and the need to achieve a high level of research and development capability, particularly with the advent of biotechnology, have led to consolidation in the industry. In many countries, generic producers of off-patent crop protection compounds are additional competitors to the research-based companies in the commodity segment of the market.

The main competitive factor in the seeds industry remains the quality of genetics and the increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry became research intensive. Technological advances requiring higher research and development spending have forced new alliances and led to industry consolidation creating greater competition in product development, marketing and pricing. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soybean, cotton and canola (input traits). As a result, companies having access to a broad genetic range of germplasm as a platform for trait commercialization have a key competitive advantage. In addition to Monsanto, Pioneer, Bayer and Dow, other significant competitors in the seeds business are: Vilmorin, KWS, Ball, Sakata and Takii.

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

Lawn and Garden

Lawn and Garden leverages Syngenta’s agricultural technology into the adjacent markets of Flowers, home and garden, and Turf and landscape. These markets are largely consumer-driven, and Syngenta estimates to have consistently gained share by offering innovative products and solutions. Syngenta Lawn and Garden is a global business and sells products within these markets in all major territories.

Flowers, home and garden products include both flower genetics and pesticides and are sold into three market segments: Flowers, where Syngenta supplies seeds, cuttings and young plants to distributors, growers and retailers serving the pot and bedding plant category; Ornamental controls (pesticides for cut flower production, bedding plants and bulbs), where sales are made primarily through distributors and directly to some large growers; and Home and garden pesticides for use by consumers, mostly sold in bulk to wholesale companies for repackaging and sale to retailers.

Syngenta Flowers, as an integral part of Flowers home & garden, has a heritage dating back over 140 years. The combination of flowers genetic and chemical controls in a separate entity facilitates cross-category collaboration and innovation.

As the global leader in seeds and cuttings, Syngenta Flowers offers the widest range of pot and bedding plants in the industry. Syngenta combines its deep experience in top quality genetics and ornamental controls to support distributors, growers, retailers and consumers as a complete partner. Syngenta is furthermore a world leader in chemical and biological crop protection solutions for a broad range of ornamentals in pot and bedding plants, bulbs and cut flowers.

Turf and landscape provides pesticides products in four markets: Turf (primarily golf courses), sold through specialized distributors, dealers and professional applicators; Pest management, sold primarily through distributors and directly to some large customers; Vector control (control of disease spreading insects and pests), where sales are made to governments or NGOs, with some sales through distributors; and Vegetation management (trees, forestry and aquatics), where the primary customers are distributors or local governments.

In the turf market specifically, Syngenta provides disease, insect and weed control and turf grass growth regulators to clients including professional golf superintendents, green keepers, sports turf managers and professional lawn care operators working on recreational sites and residential and commercial landscapes.

Key Marketed Products

Lawn and Garden offers a range of specialized products for use in the flower genetics, ornamentals, consumer lawn and garden and Turf and landscape markets.

Flower genetics brands include GOLDFISCH®, GOLDSMITH SEEDS, YODER® and SYNGENTA FLOWERS. Products include a full range of flower seeds, cuttings and young plants which it sells to professional flower growers. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Flower ornamental, home and garden and turf and landscape brands include:

•
Thiamethoxam (ACTARA®) is a pesticide highly active at low use rates against a broad spectrum of soil and sucking insects. For more information on this product, see Key Marketed Products for Syngenta’s Integrated Business above.

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•	Azoxystrobin (HERITAGE®/ORTIVA®/AMISTAR®) is a leading fungicide for use on turf, primarily golf courses, and in ornamentals.

•	Abamectin (VERTIMEC®) and thiamethoxam (ACTARA®) are leading ornamental insecticides.

•	Trinexapac-Ethyl (PRIMO MAXX®) is a herbicide on turf that prohibits vertical growth.

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

Recently Launched Products

Syngenta introduces over 100 new and improved flower varieties and series every year. Some of the more unique introductions during the year were:

•	DUVET® – petunia grandiflora – compact petunia series with advantages for grower and consumer in terms of ease of transport and better garden performance

•	PICOBELLA CASCADE – Petunia milliflora – mini flower petunia with trailing habits and long flowering and good basket performance

•	CARTWHEEL® – Gerbera jamesonii – first pot gerbera with double colors in various shades

•	ELEPHANT™ – Gerbera jamesonii – totally unique gerbera with huge flowers held high on sturdy, thick stems above robust, beefy plants

•	TUMBLER® – Impatiens walleriana – first trailing impatiens with good basket performance

•	SNOWRIDGE – Cyclamen persicum – mini cyclamen with two colors; good performance indoor and outdoor

•	FLEUR EN VOGUE® – Cyclamen persicum – standard cyclamen with new flower form totally unique to the market

•	WONDERFALL™ – Viola wittrockiana – first big flower, trailing pansy in 6 colors, all with long flowering performance in the garden

•	LANAI® TWISTER – Verbena hybrid – unique two color pattern verbena

Recently launched products for use in Ornamentals treatment are:

•	SUNJET® – (Isopyrazam) new generation fungicide especially designed for professional ornamental growers for controlling Powdery Mildew

•	MICORA® – mandipropamid – control of diseases caused by Downy Mildew and Phytopthora in greenhouse and outdoor ornamentals

Recently launched products for use in Turf and landscape treatment are:

•	BRISKWAY™ – Fungicide (azoxystrobin and difenoconazole) – broad-spectrum fungicide for prevention and control of certain diseases in golf course turfgrasses only

•
CARAVAN ™ G – Insecticide and fungicide (azoxystrobin and thiamethoxam) – systemic control of both insect pests and diseases with one product applied to turf grasses on residential lawns, commercial grounds (office and shopping complexes, airports), parks, playgrounds, golf courses, and athletic fields

•	QUALIBRA® – Wetting agent – combines the best attributes of both the traditional penetrant and polymer type products, into one easy-to-use solution

•	TALON® Soft – Rodenticide (brodifacoum) – palatable and easy to use paste bait single feed rodenticide

Products in Late Stage Development

Syngenta Flowers has a rich pipeline of products under development, which extends beyond 2012 and involves projects covering all product lines.

Syngenta’s pipeline of products under development that have potential application in Turf & landscape, Ornamentals and Home and garden also have application in its Integrated Business. For further information on this pipeline, see Key Marketed Products for Syngenta’s Integrated Business above.

Production

Syngenta Flowers uses its own seed production facilities in Guatemala, Turkey and the Netherlands to produce, clean, pellet, coat and package seed. In addition, independent contract growers in Indonesia and Chile are used to supplement capacity and capability.

Due to Syngenta’s global presence, it can engage in seed production year-round and mitigate weather related seed production risk. In addition, because its facilities are located in both the northern and southern hemispheres, Syngenta can shorten the time required to multiply seeds from breeding to commercial production. This enables it to produce marketable quantities more quickly than if it was dependent on only one growing season.

Syngenta Flowers sources vegetative cuttings from its own cutting production facilities in Kenya, Ethiopia and Guatemala, and from contract growers, notably in Mexico.

Syngenta’s crop protection production process and facilities are leveraged to produce and source the range of Turf and landscape, Ornamentals and Home and garden chemical products marketed by Lawn and Garden. For a description of the manufacturing process for these products, see Production for Syngenta’s Integrated Business above.

Marketing and Distribution

Syngenta Flowers seed and vegetative products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers uses the GOLDFISCH® brand and the GOLDSMITH and YODER® brands as portfolio brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers. In addition, Syngenta Flowers distributes and brokers its products and product forms through FloriPro Services in Europe. The product range of Flower seeds covers 200 seeds series in 70 classes, while the vegetative range covers 120 series in 81 crops.

Lawn and Garden has marketing organizations in all its major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. This dedicated sales force, marketing and distribution organization generates approximately 70 percent of Lawn and Garden’s annual revenue from sales of the chemical product lines. In addition, in markets where the crop protection market is not segmented into professional turf and landscape, ornamental or home and garden markets, the Syngenta integrated business organization is used to market Lawn and Garden products to customers.

The Turf & landscape business of Syngenta operates a business-to-business model supplying chemical controls to professional customers. Products are sold to the end user through independent distributors and dealers, most of which also handle other manufacturers’ products. Syngenta’s products normally are sold through a two-step or three-step distribution chain.

In the two-step chain Syngenta sells its products to independent distributors, which then sell to the grower as the end user. In the three-step chain, Syngenta sells to distributors, which act as wholesalers and sell the product to independent dealers or primary cooperatives, which then sell to growers and retailers. Syngenta also sells directly to large growers in some countries. Syngenta’s marketing network enables it to launch its products quickly and effectively, and to exploit its range of existing products. In those countries where Syngenta does not have its own marketing organization, it markets and distributes through other distribution channels. Generally, the marketing and distribution system in a country does not vary by product.

Syngenta’s marketing activities are directed towards distributors, agricultural consultants and growers. They consist of a broad range of advertising and promotional tools, such as meetings with growers and distributors, field demonstrations, advertisements in specialized publications, direct marketing activities, or information via the Internet.

Research and Development

Flowers genetics research and development is dedicated to creating new varieties of major flower genetics having improved quality and productivity, either alone or in combination with other technologies. Syngenta’s research and innovation provide the grower and retail markets with a choice of new genetics, shapes and colors of continuously improved longevity, stress tolerance and drought & disease resistance. Syngenta has major Flowers research centers in Enkhuizen, Holland and Gilroy, CA, United States, each of which is focused on identifying new or improved varieties of genetics with unique traits.

Research and development to provide Syngenta with innovative new chemical solutions and intellectual property for its Turf and landscape, Ornamentals, and Home and garden business is conducted at research centers used for crop protection product research and development in its Integrated Business. For further information, see Research and Development for Syngenta’s Integrated Business above.

The total spent on research and development in Lawn and Garden was $58 million in 2012, $56 million in 2011 and $57 million in 2010.

Intellectual Property

Syngenta Flowers maintains the ownership and controls the use of its seeds (inbreds and varieties) and genomic-related products and processes by means of intellectual property rights, including but not limited to the use of patents, trademarks, licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging. The level of protection varies from country to country according to local laws. Syngenta Flowers licenses certain of its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes.

Syngenta’s Turf and landscape, Ornamentals, and Home and garden products are derived from the same products produced for crop protection in its Integrated Business. For further information regarding how Syngenta protects its intellectual property related to these products, see Intellectual Property for Syngenta’s Integrated Business above.

Competitive Environment

The main competitive factor in the flowers industry remains the quality of genetics and the increasing importance of unique traits to enhance growers ability to produce as well as improving garden performance for consumers. Historically, and still to a large degree, flowers competition in the seeds industry has been fragmented, with small producers competing in local markets. The traditional grower market has evolved into a mass market of commodity products distinguished by low differentiation and overcapacity increasingly supplying a rapidly consolidating and competitive retail sector. The market opportunities are in increasing presence along value chain towards retail and delivering to the consumer unique, higher quality plants with improved garden performance. At present, Syngenta Flowers’ main competitors in the seeds business are Ball, Sakata, Fides and Dummen.

The home and garden chemical controls market is impacted by the shift of business through mega retail channels and crowded shelf space. Syngenta’s main competitors in this market include Bayer and regional private labels.

The key competitors in the turf and landscape markets are the leading agribusiness companies based in Western Europe and North America supplying crop protection chemicals which are generally specifically branded and tailored to these specialized markets. These companies compete primarily on the basis of product innovation and portfolio breadth. Additional competition comes from generic manufacturers in the off-patent segments. Increasingly, customer service, integrated programs and more holistic solution offers are being introduced to address broader unmet customers’ needs and further differentiate the major innovation companies from generics. Syngenta’s main competitors in these markets are Bayer, BASF and Dow.

Government regulations

The field-testing, production, import, marketing and use of Syngenta’s products are subject to extensive regulation and numerous government approvals. Registration and re-registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for such products is designed to ensure the protection of the consumer, the grower and the environment. Examples of the regulatory bodies governing the science include the US Environmental Protection Agency, the US Department of Agriculture and the US Food and Drug Administration.

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

Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions and change often. Obtaining necessary regulatory approvals is time consuming and costly, and data requirements for approvals continue to increase. There can be no guarantee of the timing or success in obtaining approvals.

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

Country	Percentage owned by Syngenta	Local Currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	100%	ARS	1,256,444,877	Sales/Production
Bermuda
Syngenta Reinsurance Ltd.	100%	USD	120,000	Insurance
Brazil
Syngenta Proteção de Cultivos Ltda.	100%	BRL	1,172,924,609	Sales/Production/Research
Canada
Syngenta Canada, Inc.	100%	CAD	–	Sales/Research
France
Syngenta Seeds S.A.S.	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Agro S.A.S.	100%	EUR	22,543,903	Sales
Italy
Syngenta Crop Protection S.p.A.	100%	EUR	5,200,000	Sales/Production/Development
Japan
Syngenta Japan K.K.	100%	JPY	–	Sales/Production/Research
Liechtenstein
Syntonia Insurance AG	100%	USD	14,500,000	Insurance
Mexico
Syngenta Agro, S.A. de C.V.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	100%	EUR	90,001	Holding/Finance
Panama
Syngenta S.A.	100%	USD	10,000	Sales
Russian Federation
OOO Syngenta	100%	RUB	895,619,000	Sales
Singapore
Syngenta Asia Pacific Pte. Ltd.	100%	SGD	1,588,023,595	Holding/Sales
Switzerland
Syngenta Supply AG	100%	CHF	250,000	Sales
Syngenta Crop Protection AG1	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG1	100%	CHF	10,000,000	Finance
Syngenta Participations AG1	100%	CHF	25,000,020	Holding
United Kingdom
Syngenta Limited	100%	GBP	85,000,000	Holding/Production/Research
Uruguay
Syngenta Agro Uruguay SA	100%	UYU	180,000,000	Sales
USA
Syngenta Crop Protection, LLC	100%	USD	100	Sales/Production/Research
Syngenta Seeds, Inc.	100%	USD	–	Sales/Production/Research
Syngenta Corporation	100%	USD	100	Holding/Finance

1	Direct holding of Syngenta AG.

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites. The following is a summary of Syngenta’s principal properties:

Locations	Freehold/ Leasehold	Approx. area (thou. sq. ft.)		Principal use
Rosental, Basel, Switzerland	Freehold	300		Headquarters, global functions
Monthey, Switzerland	Freehold	10,400		Production
Stein, Switzerland	Freehold	4,000		Research
Dielsdorf, Switzerland	Freehold	1,000		Administration, marketing
Kaisten, Switzerland	Freehold	100	1	Production
Münchwilen, Switzerland	Freehold	600		Production
Seneffe, Belgium	Freehold	2,500		Production
Aigues-Vives, France	Freehold	1,500	2	Production
Nérac, France	Freehold	600		Production
St Pierre, France	Freehold	1,500		Production
Saint-Sauveur, France	Freehold	200		Research, production
Sarrians, France	Freehold	3,200		Research
Bad Salzuflen, Germany	Leasehold	34,400		Research, production
Hillscheid, Germany	Freehold	1,200		Administration, research
Mezotur, Hungary	Freehold	1,300		Production
Enkhuizen, The Netherlands	Freehold	3,500		Administration, research, marketing, production
Landskrona, Sweden	Freehold	8,700		Research, production and marketing
Jealott’s Hill, Berkshire, UK	Freehold	28,300		Research
Huddersfield, West Yorkshire, UK	Freehold	10,800		Production
Grangemouth, Falkirk, UK	Freehold	900		Production
Greensboro, North Carolina, USA	Freehold	3,000		US headquarters, research
Minnetonka, Minnesota, USA	Freehold	100		Administration
St. Gabriel, Louisiana, USA	Freehold	54,700		Production
Greens Bayou, Texas, USA	Freehold	10,900	3	Production
Research Triangle Park, North Carolina, USA	Freehold	3,400		Research
Gilroy, California, USA	Freehold	4,200		Production, research
Lone Tree, Iowa, USA	Freehold	1,300		Production
Omaha, Nebraska, USA	Freehold	1,800		Production
Phillips, Nebraska, USA	Freehold	2,600	4	Production
Waterloo, Nebraska, USA	Freehold	1,700	5	Production
Pasco, Washington, USA	Freehold	1,700		Production
Clinton, Illinois, USA	Freehold	34,900		Research
Stanton, Minnesota, USA	Freehold	18,000		Research
Slater, Iowa, USA	Freehold	13,700		Research
Venado Tuerto, Argentina	Freehold	1,000		Production
Formosa, Brazil	Freehold	2,200		Production
Itápolis, Brazil	Freehold	500		Production
Ituiutaba, Brazil	Freehold	2,200		Production
Matão, Brazil	Freehold	500		Production
Paulinia, Brazil	Freehold	6,900		Production
Unberlandia, Brazil	Freehold	27,000		Research
Amatitlan, Guatemala	Freehold	3,100		Production
Jalapa, Guatemala	Freehold	4,400		Production, research
Kapok, Guatemala	Freehold	2,000		Production, research
San Jose Pinula, Guatemala	Freehold	1,700		Production
Nantong, China	Leasehold	1,500		Production
Beijing, China	Leasehold	300		Research
Goa, India	Freehold	8,700		Production, research
Iksan, South Korea	Freehold	800		Production
Koka, Ethiopia	Leasehold	9,700		Production
Pollen, Kenya	Leasehold	4,800		Production
Thika, Kenya	Leasehold	3,000		Production

1	Surface area of building/factory that Syngenta owns; land (143 thousand square feet) is owned by a third party

2	Only approximately 900 thousand square feet are currently used and developed

3	Only approximately 5,900 thousand square feet are currently used and developed

4	Only approximately 800 thousand square feet are currently used and developed

5	Only approximately 1,200 thousand square feet are currently used and developed

Please also see “Business Overview” above for a description of the products produced at the various properties listed above.

Syngenta is investing approximately $60 million in its corn seed production facility in Nebraska to meet increasing demand as well to as replace older production facilities that are costlier to maintain and operate.  Construction began in 2012 and, when completed in 2013 is expected to increase capacity by 50 percent in the summer of 2013.

In order to meet growing demand for corn in Brazil, an approximately $80 million project has commenced at Syngenta’s Formosa site in Brazil to expand production capacity from 400 thousand bags to 1,600 thousand bags.

Syngenta announced a $50 million investment to build a new processing plant for corn and sunflower seeds in Argentina. The plant, located in the country’s central region, will supply Argentina and other key markets globally. Syngenta is also expanding facilities at seed production farms and continues to invest in seed development at its network of field stations. These projects are expected to be completed in mid-2013 with total investment of approximately $100 million.

Syngenta has signed a letter of intent to invest up to $85 million in the construction of a hybrid seed and crop protection production facility in Russia. Subject to obtaining the necessary local permits and approvals, Syngenta expects to commence production of hybrid seed in 2015 and of crop protection products in 2016.

Syngenta is investing approximately $70 million to construct a new greenhouse facility adjacent to its existing research campus in Research Triangle Park, North Carolina, USA, which will become operational in 2013. Syngenta is exploring further investments to expand capacity and upgrade the laboratory and other facilities on the site. Research at the expanded site will focus on traits that can better tolerate climate variability, combat plant stresses such as drought, and enhance crop productivity and plant performance. In addition to the current focus on corn and soybean, research will be expanded to incorporate other crops such as cereals, rice, vegetables and sugar cane.

Syngenta is refurbishing and modernizing its Basel headquarters under a program that will run over the period through 2015 and is estimated to cost approximately $200 million.

ITEM 4A –– UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction
The following discussion includes forward-looking statements subject to risks and uncertainty. See “Cautionary statement regarding forward-looking statements” at the end of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 2 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates
Approximately 58 percent of Syngenta’s sales and 68 percent of Syngenta’s costs in 2012 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by movements in exchange rates. Sales in 2012 were 7 percent higher than 2011 on a reported basis, but were 10 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (CER) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview
Syngenta is a world leading agribusiness operating in the Crop Protection, Seeds and Lawn and Garden markets. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape products.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest markets are Europe, Africa and the Middle East, and North America1, which each represent approximately 30 percent of consolidated sales in 2012 (2011: 32 percent and 28 percent, respectively). Both sales and operating profit in these markets are seasonal and are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Latin

1 Comprising the USA and Canada.

America, with its main selling season in the second half of the year due to its location in the southern hemisphere, represents approximately 26 percent of consolidated sales in 2012 (2011: 25 percent).

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (UK), the United States of America (USA or US), China and India. Syngenta’s primary center for agricultural genomics and biotechnology research is in the USA, complemented by a biotechnology research facility in Beijing, China.

References in this document to market share estimates are based where possible on global agrochemical and biotechnology  industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 16 percent of sales in 2012 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 21 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 3 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro, relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations within any one year have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Notes 27 and 29 of the consolidated financial statements in Item 18.

The consolidated financial statements in Item 18 are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) royalty and license income, (ii) impairment, (iii) acquisition accounting, (iv) adjustments to revenue and trade receivables, (v) environmental provisions, (vi) defined benefit post-employment benefits, including pension asset ceiling, (vii) deferred tax assets, (viii) uncertain tax positions and (ix) foreign currency translation of intercompany funding. These policies are described in more detail in Note 2 to the consolidated financial statements in Item 18.

Summary of results

Net income in 2012 was 17 percent higher than 2011 mainly due to continued strong sales volume growth partially offset by the adverse impact of currency movements. Sales in 2012 were 7 percent higher, 10 percent at constant exchange rates, with 7 percent growth in sales volumes and an additional 3 percent from higher local currency sales prices. Sales volumes growth included 2 percent from recognition of guaranteed minimum royalties under a license with E.I DuPont de Nemours and Co. (“DuPont”). Sales price increases were achieved in both Crop Protection and Seeds products and in all regions. The higher sales, combined with cost savings from the integration of operations across Crop Protection and Seeds more than offset the impact of higher raw material costs and a net pre-tax $80 million charge to settle the Holiday Shores / City of Greenville litigation relating to the herbicide atrazine. Steps were taken to simplify and improve operating margins in the Lawn and Garden business, with the divestment of the Fafard growing media and Syngenta Horticultural Services businesses and the acquisition of the DuPont professional products business, which together reduced reported segment sales in the year by approximately 5 percent, but contributed to an improvement in operating income margin, excluding charges for restructuring and impairment. Exchange rate impacts reduced overall operating income by approximately $218 million, including losses on related hedges in 2012 compared with significant gains in 2011. This impact was largely as forecast in the Future Prospects section of Item 5 in Syngenta’s 2011 annual report on Form 20-F.

Cash flow from operating activities before change in net working capital increased by $297 million, but with increased inventories to support 2013 sales growth and higher receivables from the sales growth in the second half of 2012, overall cash flow from operating activities was $512 million lower than 2011. Despite this, cash flow from operating activities was sufficient to fund an increased level of cash used for investing activities, which included acquisitions of $654 million and increased capital expenditure. The acquisitions are described in more detail below. In the context of the higher profit and continued strong balance sheet, and subject to shareholder approval, the Company proposes to increase the dividend to CHF 9.50 per share from CHF 8.00 per share paid in 2012.

Integrated sales of Crop Protection and Seeds products increased by 8 percent, 11 percent at constant exchange rates. Crop Protection product sales increased by 7 percent, 9 percent at constant exchange rates, with 6 percent higher sales volumes and an additional 3 percent increase from local currency sales prices. Seeds sales increased by 14 percent, 16 percent at constant exchange rates, with 5 percent higher local currency sales prices, 7 percent from the higher royalties described above and 4 percent from other sales volume increases.

The strongest sales growth rates were in North America and Latin America, with North America 20 percent higher, 21 percent at constant exchange rates and Latin America 12 percent higher, 13 percent at constant exchange rates. The higher royalties increased North American sales by 6 percent. Markets in these regions benefitted from the continued strength of key crop commodity prices, which supported farmer profitability and the markets grew despite drought conditions during the growing season in both regions. Sales in Europe, Africa and Middle East were flat, but grew by 6 percent at constant exchange rates, with a 3 percent increase each from volumes and local currency prices. Growth was strong in Eastern Europe and France and offset lower sales in Italy and Iberia, where markets were hit by the weak economic background. Sales in Asia Pacific were 3 percent lower, flat at constant exchange rates mainly due to range rationalization to remove older products and difficult weather conditions in Australia.

Lawn and Garden sales were 8 percent lower than 2011, 6 percent at constant exchange rates, mainly from the divestments noted above. Otherwise, sales were broadly flat, with low consumer spending and cautious retailer behavior still depressing many markets.

Gross profit margin improved by approximately 0.3 percentage points in 2012. Higher sales prices and cost savings were offset by adverse product mix and increased product costs, mainly from higher oil and commodity chemical products in Crop Protection and the impact of higher seed commodity prices and drought-related lower yields in Seeds.

Marketing and distribution expenses increased by 1 percent, 6 percent at constant exchange rates, with higher sales volume, increased expenditures in emerging markets, where cost inflation also is higher, and additional expenditure on resources and projects to drive future market share growth partially offset by savings generated by the restructuring program described below, a lower level of employee incentives than 2011 and reduced charges to receivables provisions. The ratio of marketing and distribution expenses to sales improved by 1.0 percentage points to 17.0 percent and, at constant exchange rates, by 0.7 percentage points to 17.3 percent.

Research and development expense was 5 percent higher, 9 percent at constant exchange rates, and is broadly at the planned level of approximately 9 percent of sales.

General and administrative includes restructuring and impairment, the components of which are described under the Restructuring and impairment heading within this section, and increased by 20 percent over 2011. General and administrative excluding restructuring and impairment increased by 23 percent including foreign exchange hedging losses of $61 million compared with gains of $177 million in 2011. Excluding currency effects, these costs decreased by 5 percent as lower employee incentives and savings from the restructuring programs described below more than offset higher information systems costs and emerging market inflation. The $80 million charge relating to settling the Holiday Shores / City of Greenville litigation was broadly offset by a reduction in the actuarial liability for US Healthcare arrangements following a plan change and gains on Syngenta’s initial investment in Pasteuria following the acquisition of the remainder of that company.

Restructuring and impairment expenses excluding those reported in Cost of goods sold were $27 million higher than 2011. 2012 included losses on the sales of the Fafard and Syngenta Horticultural Services businesses totaling $25 million, while 2011 included a $76 million gain on the sale of the Materials Protection business. Otherwise, restructuring and impairment was $74 million lower than 2011, with second year charges on the program to integrate the commercial operations of Crop Protection and Seeds lower than the initial year and with the operational efficiency program nearing completion.

Financial expense, net was $18 million lower than 2011 and the tax rate further reduced to approximately 13 percent, 15 percent excluding taxes relating to restructuring and impairment and divestment gains and losses.

Together, these factors resulted in net income attributable to Syngenta AG shareholders and diluted earnings per share each increasing by 17 percent over 2011.

Comparing 2011 with 2010, net income in 2011 was 14 percent higher than 2010 mainly due to strong sales volume growth in all regions and across both Crop Protection and Seeds products, together with a broadly maintained operating income margin.

Sales in 2011 were 14 percent higher than 2010, 12 percent at constant exchange rates, with 11 percent growth in sales volumes and an additional 1 percent increase from higher local currency sales prices. Gross profit margin decreased by 0.4 percentage points due to the adverse impact on Cost of goods sold of higher Crop Protection product costs from the stronger Swiss franc. At constant exchange rates, gross profit margin was approximately 0.7 percentage points higher in 2011 than 2010, with increases in margins for both Crop Protection and Seeds products. Marketing and distribution expenses increased by 14 percent, 11 percent at constant exchange rates, due to the higher sales volume, increased expenditures in emerging markets, increased charges for potential bad debts and higher accrued employee incentives, which together more than offset savings generated by the restructure program described below. Research and development expense was 9 percent higher, 4 percent at constant exchange rates, and was approximately 9 percent of sales in each year. General and administrative increased by 10 percent and included higher exchange rate hedging gains of $177 million in 2011 compared with $30 million in 2010, partly offset by increased charges for restructuring and impairment. Excluding currency effects and restructuring and impairment, General and administrative increased by 7 percent mainly due to higher information systems and litigation costs and increased accrued employee incentives. Restructuring and impairment expenses, excluding those reported in Cost of goods sold, were $72 million higher due to the first year costs of the program announced in February 2011 to integrate the commercial operations of Crop Protection and Seeds. Restructuring and impairment was reported net of the gain on divestment of the Materials Protection business, which was reported within non-regional. Including the above mentioned higher net favorable result from exchange rate hedging, the overall impact of exchange rate movements on operating income compared with 2010 was an adverse $91 million. Net financial expense was $24 million higher than 2010 mainly due to higher net foreign currency losses. The tax rate remained broadly flat at around 16 percent.

Cash flow from operating activities in 2011 reached $1,871 million, $164 million higher than 2010 from higher operating income and a lower ratio of trade working capital (trade accounts receivable plus inventories less trade payables) to sales.

Acquisitions, divestments and other significant transactions

2012

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Canada Ltd.

On September 21, 2012, Syngenta announced a takeover offer for Devgen N.V. (“Devgen”), a company listed on the Euronext stock exchange. On December 12, 2012, it was announced that on closing of the initial acceptance period, shares and warrants representing 94.11 percent of Devgen’s total issued share capital had been tendered in acceptance of the offer, which was consequently declared unconditional. Syngenta has offered to acquire all outstanding shares and warrants issued by Devgen for Euros (“EUR”) 16 cash per share, representing a total consideration of around EUR 403 million (equivalent to $530 million). At December 31, 2012, Syngenta had paid EUR 375 million ($493 million) for the tendered shares and warrants.

As required by Belgian financial market regulations, Syngenta‘s takeover offer was re-opened until January 18, 2013, and on January 25, 2013, it was announced that, upon closing of the reopening, 98.32 percent of the total number of shares in Devgen have been tendered. Payment for the shares tendered took place on January 30, 2013. As Syngenta has now acquired more than 95 percent of the shares in Devgen, it will proceed with a simplified squeeze-out in order to acquire by operation of law the remaining shares and warrants. The squeeze-out will take place from February 6, 2013 until February 26, 2013 and will be settled on March 8, 2013. Upon settlement of the squeeze-out, all Devgen shares will have been acquired by Syngenta and will be automatically delisted from NYSE Euronext Brussels.

Devgen is a global leader in hybrid rice and RNAi technology. The acquisition will enable Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012.

On October 1, 2012, Syngenta acquired from DuPont its professional products insecticide business, a leading supplier for the professional turf, ornamentals and home pest control markets, for a cash consideration of $128 million, including related inventories. The acquisition expands the range of products which Syngenta offers to golf course and lawn care professionals and to ornamental growers, and also strengthens its portfolio for the control of home pests. The acquisition includes the pest control brands Advion® and Acelepryn® and other intellectual property, transfer of certain employees, and exclusive supply and licensing agreements through which Syngenta will access the related active ingredients and formulated products from DuPont.

On October 26, 2012, Syngenta acquired an exclusive, worldwide commercial license to the Taegro® technology for agricultural applications, including the rights to all enhancements and future mixtures discovered by Syngenta, from Novozymes Biologicals Holdings A/S. Taegro® is a microbial bio fungicide of the strain Bacillus subtilis currently registered in the US and in process of being registered worldwide. Bacillus subtilis controls a broad spectrum of diseases in many crops and is particularly suitable in Vegetable and Speciality crops, where combination programs with conventional fungicides work well.

On November 8, 2012, Syngenta acquired control of Pasteuria Bioscience, Inc. (“Pasteuria”), a US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition will facilitate the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables.

On November 13, 2012, Syngenta divested its US Flowers distribution and brokerage business, Syngenta Horticultural Services (SHS) to Griffin Greenhouse Supplies, Inc. (“Griffin”). Griffin also signed a long-term agreement to distribute and broker Syngenta Flowers genetics throughout the USA.

On November 29, 2012, Syngenta acquired 100 percent of the shares of Sunfield Seeds Inc., a US-based provider of sunflower seeds production and processing services, for cash consideration. The acquisition represents an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth.

2011

Effective January 1, 2011, Syngenta granted Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of DuPont, a non-exclusive, global license to its corn rootworm trait MIR604 (Agrisure®) for corn seed. The trait provides protection from below-ground coleopteran insects, including corn rootworm, a major corn pest in the United States and around the world.

In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for $32 million of cash, $10 million of which is deferred.

In April, 2011, Syngenta divested its Materials Protection business to Lanxess AG.

2010

In March 2010, Syngenta acquired a field station in Chile and the associated contract research business by making a cash payment for the related assets. The primary reason for the acquisition was to support development projects in Syngenta’s seeds businesses.

In June and December 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was $48 million.

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

In November 2010, Syngenta acquired the 50 percent equity interest in Greenleaf Genetics LLC owned by Pioneer which Syngenta did not already own. This transaction dissolved a joint venture between Syngenta and Pioneer and terminated certain license agreements between Syngenta and Pioneer. The acquisition and related joint venture dissolution has enabled Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

Acquisitions and divestments are described in Note 3 to the consolidated financial statements in Item 18.

Operational efficiency restructuring and integrated crop strategy programs

In 2004, Syngenta announced the operational efficiency cost saving program to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time. In 2007, Syngenta began a further phase of the operational efficiency restructuring program to drive cost savings to offset increased expenditures in research and technology, marketing and product development in the growth areas of Seeds, professional products and emerging country markets, targeting savings in both cost of goods sold and other operating expenses. The costs of these programs are together estimated at around $1,050 million in cash and up to $380 million in non-cash charges. The programs are now largely complete, but the rollout of standardized processes and shared back-office services is continuing in 2013. Final costs are now expected to be charged in 2013, with some minor cash outflows in 2014. Cash spent under the programs in 2012 and 2011 totaled $79 million and $111 million, respectively. Cumulative spending on the programs to the end of 2012 totaled $985 million.

In 2011, Syngenta announced a program to integrate global commercial operations for Crop Protection and Seeds. This will enable operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated product offer to grower customers. It is estimated that cash costs of approximately $400 million will be incurred over the period to 2014 to complete the program. During 2012, costs of $102 million were charged under the program (2011: $149 million). Cash spent was $122 million (2011: $88 million). Cumulative costs incurred for the program through December 31, 2012 total $251 million and cumulative spending totals $210 million.

Results of operations
2012 compared with 2011

Sales commentary

Syngenta’s consolidated sales for 2012 were $14,202 million, compared with $13,268 million in 2011, a 7 percent increase year on year. At constant exchange rates sales grew by 10 percent. The analysis by segment is as follows:

($m, except change %)			Change
Segment	2012	2011	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,974	3,982	3%	3%	6%	-6%	0%
North America	3,931	3,273	15%	6%	21%	-1%	20%
Latin America	3,713	3,305	11%	2%	13%	-1%	12%
Asia Pacific	1,827	1,887	-1%	1%	0%	-3%	-3%
Total	13,445	12,447	8%	3%	11%	-3%	8%
Lawn and Garden	757	821	-6%	0%	-6%	-2%	-8%
Group Sales	14,202	13,268	7%	3%	10%	-3%	7%

Europe, Africa and Middle East

Reported sales were flat but increased by 6 percent at constant exchange rates as volume and local currency sales prices each increased by 3 percent. Growth was broad-based with the strongest contributions coming from the CIS and South East Europe, where commercial integration across Crop Protection and Seeds is driving gains in scale and in customer recognition of Syngenta’s portfolio. Sales in southern Europe were lower due to dry weather and the economic downturn.

Sales of Crop Protection products in the region declined by 2 percent, but increased by 5 percent at constant exchange rates as volume increased by 3 percent and local currency sales prices increased by 2 percent. In addition to strong growth in the CIS and South East Europe, France sales performed strongly, benefitting from volume growth in fungicides.

Seeds sales in the region increased by 4 percent, 10 percent at constant exchange rates as volumes increased by 4 percent and local currency prices increased by 6 percent. The volume increase was driven by the substitution of corn and sunflower for lost winter cereal crops from the harsh winter in Eastern Europe in early 2012.

North America

Sales increased by 20 percent as volume and local currency price increased by 15 percent and 6 percent, respectively, partially offset by a 1 percent unfavorable currency effect.

Crop Protection sales increased by 19 percent, 20 percent at constant exchange rates, as a warm winter and an early planting season favored the use of herbicides and insecticides, with further momentum coming from the ongoing success of Syngenta’s weed and insect resistance programs. This more than offset a reduction in third quarter fungicide applications due to the summer drought. Sales volumes were higher across all product lines with the largest volume increases in corn herbicides, driven by increased acreage and commodity prices.

Seeds sales, both as reported and at constant exchange rates, increased by 22 percent with a volume increase of 16 percent and a price increase of 6 percent. The volume increase included additional corn trait royalty income of approximately $200 million as well as underlying corn seeds sales growth from the expansion of Syngenta’s technology. Sales growth in sunflower and cereals more than offset the impact of withdrawal from the sorghum business.

Latin America

Sales increased by 12 percent as volume increased by 11 percent and sales prices by 2 percent, partially offset by a 1 percent unfavorable currency effect.

Crop Protection sales increased by 12 percent, 13 percent at constant exchange rates, with a volume increase of 11 percent and a price increase of 2 percent. Sales in the first quarter were impacted negatively by severe drought in the region, but recovered strongly as high commodity prices, especially in soybeans, led to increased acreage and higher usage of modern crop protection products. The drive to increase sugar cane productivity in the region also contributed to strong growth in herbicide sales.

Seeds sales increased by 17 percent, 18 percent at constant exchange rates with volume increasing by 17 percent and local currency prices increasing by 1 percent mainly due to increased corn and soybean sales from increased acreage and a strong second season in Brazil, and as well from estimated market share gains.

Asia Pacific

Sales decreased by 3 percent due to currency effects, as a 1 percent increase in local currency sales prices was offset by a 1 percent decrease in volume.

Crop Protection sales decreased by 5 percent, 2 percent at constant exchange rates, with a 3 percent decrease in volume due to product phase outs in 2012 resulting from range rationalization in India and Japan and the non-renewal of the GRAMOXONE® registration in South Korea, partially offset by a 1 percent increase in local currency sales prices. The volume decrease was partially offset by strong growth in China from the roll-out of DURIVO® insecticides and increased sales of CRUISER®, and in South East Asia, fungicides and herbicides. Sales in Australia decreased due to flooding early in the year followed by exceptionally hot and dry conditions in the second half of the year.

Seeds sales increased by 10 percent, 16 percent at constant exchange rates, with volume increasing by 12 percent and local currency prices increasing by 4 percent mainly due to increased corn sales in South East Asia.

Syngenta estimates that, excluding the impact of the range rationalizations and the registration withdrawal, integrated sales at constant exchange rates increased by 5 percent.

Lawn and Garden:  major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER®,
SYNGENTA FLOWERS

Lawn and Garden sales decreased by 8 percent, 6 percent due to lower volume mainly resulting from the divestment in June 2012 of the Fafard growing media business, and 2 percent due to currency effects. Local currency sales prices were flat. In October 2012, Syngenta acquired the DuPont Professional Products insecticide business and in November 2012 divested the Syngenta Horticultural Services business. Excluding the acquisition and divestments, sales decreased by 1 percent at constant exchange rates from continued low consumer spending and cautious retailer behavior.

Sales by product line are set out below:

($m, except change %)			Change
Product line	2012	2011	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	2,939	2,617	10%	5%	15%	-3%	12%
Non-selective herbicides	1,246	1,117	12%	2%	14%	-2%	12%
Fungicides	3,044	2,998	2%	2%	4%	-2%	2%
Insecticides	1,841	1,790	4%	2%	6%	-3%	3%
Seed care	1,107	1,018	10%	2%	12%	-3%	9%
Other Crop Protection	141	137	-2%	7%	5%	-3%	2%
Total Crop Protection	10,318	9,677	6%	3%	9%	-2%	7%
Corn and soybean	1,836	1,471	20%	6%	26%	-1%	25%
Diverse field crops	719	676	3%	8%	11%	-5%	6%
Vegetables	682	703	-1%	2%	1%	-4%	-3%
Total Seeds	3,237	2,850	11%	5%	16%	-2%	14%
Elimination*	(110)	(80)	n/a	n/a	n/a	n/a	n/a
Total	13,445	12,447	8%	3%	11%	-3%	8%
Lawn and Garden	757	821	-6%	0%	-6%	-2%	-8%
Group Sales	14,202	13,268	7%	3%	10%	-3%	7%
*  Crop Protection sales to Seeds

Crop Protection

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

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Sales increased by 12 percent, 15 percent at constant exchange rates, as volume grew by 10 percent and local currency sales prices increased by 5 percent. Sales of AXIAL® increased by more than 20 percent and, at constant exchange rates, grew by double digit percentages in all regions. The largest contribution came from Canada, where increased acreage coincided with low channel inventories at the start of the year. In corn, sales of the CALLISTO® product family and DUAL®/BICEP grew strongly in the USA driven by their success in managing resistant weeds as well as high corn prices. Sales of both products on sugar cane more than doubled in Brazil, where they form part of integrated agronomic protocols marketed by Syngenta.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

Sales increased by 12 percent, 14 percent at constant exchange rates, mainly due to higher sales volume for TOUCHDOWN®, notably in the Americas reflecting a high level of demand on corn and soybean and a shortage of generic supply. GRAMOXONE® showed good growth in Latin America and the USA, where it was used as an alternative to glyphosate in areas of weed resistance, but sales in the developed markets of Asia Pacific were lower, partly due to the non-renewal of the registration in South Korea.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Sales increased by 2 percent and were 4 percent higher at constant exchange rates, with volume growth of 2 percent and a 2 percent increase in local currency sales prices. Growth occurred despite the serious droughts in Latin America in the first quarter and in the USA over the summer. AMISTAR® sales volumes continued to grow, driven by product offers comprising multiple mixtures and formulations adapted by crop and geography; local currency sales price increases continue to be achieved. Sales of REVUS® for vegetables, vines and potatoes were up by 16 percent, 25 percent at constant exchange rates, in Europe, its main market. In November, the European Union granted full approval for isopyrazam, which will represent a major step forward in the control of a wide variety of damaging fungal diseases.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales increased by 3 percent, 6 percent at constant exchange rates with 4 percent volume growth and a 2 percent local currency sales price increase. Growth was particularly strong in North America and Latin America, especially in the USA, where a mild winter and the serious drought throughout the corn belt created heavy early insect pressure. This more than offset reduced sales in Asia Pacific from the range rationalization, which reduced global Insecticide sales volumes by an estimated 4 percent. Grower awareness of corn rootworm resistance and of the benefits of soil-based insecticides increased, with North American sales of FORCE® more than doubling as a result. Growth in Latin America was driven by modern technology adoption, with the strongest contributions coming from ACTARA® and DURIVO®.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST/MAXIM®, VIBRANCETM

Sales increased by 9 percent, 12 percent at constant exchange rates with 10 percent volume growth and a 2 percent local currency sales price increase. Growth was led by CRUISER® and CELEST/MAXIM®, which showed particularly strong performance in the emerging markets, where sales were up by over 20 percent as a result of ongoing technology adoption. In Latin America the nematicide AVICTA® also showed strong growth. VIBRANCETM, a new compound which delivers enhanced root health as well as controlling a wide range of diseases, was successfully launched in North America.

Seeds

Corn and soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales increased by 25 percent, 26 percent at constant exchange rates with 20 percent volume growth and a 6 percent sales price increase. Double digit growth occurred in all regions driven by corn worldwide and by soybean in Latin America. North American sales volume was augmented by additional corn trait royalty income of approximately $200 million; excluding this amount, global corn sales increased by approximately 15 percent. In Latin America corn growth was driven by the expansion of the second season in Brazil, where new trait combinations were launched. Increases in soybean acreage for the 2012/13 season have been accompanied by strong demand and the integrated PLENUS® offer grew strongly in Argentina where it now accounts for around three quarters of the portfolio.

Diverse field crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 6 percent, 11 percent at constant exchange rates with 3 percent volume growth and an 8 percent sales price increase. The sales price increase was driven by sunflower, which experienced high demand for conventional and high oleic hybrids in Eastern Europe. In North America, sales growth in sunflower and cereals more than offset the impact of withdrawal from the sorghum business. Sales of wheat and hybrid barley grew significantly in major Western European countries.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®

Sales decreased by 3 percent, but increased by 1 percent at constant exchange rates with a 2 percent increase in local currency sales prices offsetting a 1 percent decrease in volume. Volume growth in Latin America, which resulted from the good performance of Zeraim products in Mexico, partially offset sales declines in Asia Pacific and Europe due to the difficult economic environment. Demand improved in the fourth quarter.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	14,202	13,268	–	–	14,202	13,268	7%	10%
Cost of goods sold	(7,218)	(6,786)	(7)	(14)	(7,211)	(6,772)	-6%	-9%
Gross profit	6,984	6,482	(7)	(14)	6,991	6,496	8%	11%
as a percentage of sales	49%	49%			49%	49%
Marketing and distribution	(2,418)	(2,387)	–	–	(2,418)	(2,387)	-1%	-6%
Research and development	(1,253)	(1,191)	–	–	(1,253)	(1,191)	-5%	-9%
General and administrative	(1,021)	(853)	(258)	(231)	(763)	(622)	-23%	5%
Operating income	2,292	2,051	(265)	(245)	2,557	2,296	11%	21%
as a percentage of sales	16%	15%			18%	17%

Operating Income/(loss)
($m)	2012	2011	Change %
Europe, Africa and Middle East	1,275	1,237	3%
North America	1,342	932	44%
Latin America	970	850	14%
Asia Pacific	493	552	-11%
Non-regional	(1,828)	(1,539)	-19%
Total	2,252	2,032	11%
Lawn and Garden	40	19	104%
Group	2,292	2,051	12%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income increased by 12 percent to $2,292 million mainly due to strong sales growth particularly in North America and Latin America. The growth in operating income was reduced by adverse exchange rate impacts of approximately $218 million, including hedging gains realized in 2011 that could not be repeated in 2012. The ratio of operating income to sales improved by approximately 0.7 percentage points, with a higher gross profit margin including increased royalty income in North America, and a lower ratio of operating costs below gross profit to sales.

Currency movements reduced sales by 3 percent; at constant exchange rates, sales grew by 10 percent with sales volumes 7 percent higher from increases in all regions except Asia Pacific, which declined slightly, and overall local currency sales prices 3 percent higher. Volume growth was increased by approximately 2 percent by the recognition of guaranteed minimum royalties under a license agreement with DuPont. Gross profit margin increased by 0.3 percentage points, with the above mentioned royalties and local currency sales price increases offset by adverse product mix and commodity costs. Marketing and distribution costs increased by 1 percent, 6 percent at constant exchange rates, with increased expenditures both to support the 2012 sales growth and to drive long-term market share gain. Research and development expense increased by 5 percent, 9 percent at constant exchange rates with increased expenditures on biological assessment of new products and to progress the Crop Protection product pipeline. Research and development expense was approximately 9 percent of sales and is expected to remain broadly at this percentage in 2013.

General and administrative excluding restructuring and impairment was 23 percent higher than in 2011. General and administrative is reported net of the result of currency hedging programs, which in 2012 was a net loss of $61 million compared with a net gain of $177 million in 2011. At constant exchange rates, General and administrative excluding restructuring and impairment was 5 percent below 2011, with an $80 million charge for the settlement of the Holiday Shores / City of Greenville litigation offset by a lower level of employee incentives, an actuarial gain following changes to US post-retirement healthcare provisions of approximately $50 million and a gain related to the Pasteuria acquisition described in Note 3 to the consolidated financial statements in Item 18. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $20 million in 2012 to $265 million, with lower restructuring charges but a 2012 loss on the disposals of the Fafard growing media business and Syngenta Horticultural Services flowers distribution business compared with a gain in 2011 on the sale of the Materials Protection business.

Excluding the impact of hedging, the adverse impact on sales of a weaker Euro and many emerging market currencies versus the US dollar in 2012 was broadly offset by a favorable currency impact on costs, which additionally included a weaker Swiss franc. However, taken together with the $238 million adverse variance in the net hedging result from the hedging program for forecast foreign currency transactions (“EBITDA program”), the overall impact of exchange rate movements on operating income compared with 2011 was an adverse $218 million.

Operating income by segment

Europe, Africa and Middle East	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	3,974	3,982	–	–	3,974	3,982	0%	6%
Cost of goods sold	(1,864)	(1,806)	(5)	(8)	(1,859)	(1,798)	-3%	-6%
Gross profit	2,110	2,176	(5)	(8)	2,115	2,184	-3%	7%
as a percentage of sales	53%	55%			53%	55%
Marketing and distribution	(664)	(685)	–	–	(664)	(685)	3%	-3%
General and administrative	(171)	(254)	(25)	(88)	(146)	(166)	12%	10%
Operating income	1,275	1,237	(30)	(96)	1,305	1,333	-2%	11%
as a percentage of sales	32%	31%			33%	33%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales in Europe, Africa and Middle East were flat with 2011, but increased by 6 percent at constant exchange rates from 3 percent growth each in sales volume and local currency sales prices. Growth was broad based across the region except for Iberia and Italy, which were impacted by the adverse economic climate in those geographies. See the Sales commentary section above for further information on sales in the region. Gross profit margin declined by 2 percentage points but was broadly flat at constant exchange rates with the benefit of the 3 percent increase in local currency sales prices offset by adverse mix and higher product costs.

Marketing and distribution costs declined by 3 percent but increased 3 percent at constant exchange rates in line with sales volume growth in a generally low inflation environment. An increase in receivables provisions and increased marketing support for future sales growth was offset by savings from the integration across former Crop Protection and Seeds commercial teams.

General and administrative costs excluding restructuring and impairment were 12 percent lower, 10 percent at constant exchange rates with savings from the above described integration and lower employee incentives. Restructuring and impairment charges were $25 million in 2012 compared with $88 million in 2011, which included the first year of the integrated crop strategy restructuring across the region.

Operating income as a percentage of sales improved by 1 percentage point to 32 percent. Excluding the impact of restructuring and impairment, operating income margin was flat, but it was 1 percentage point higher at constant exchange rates, with the combined growth of Marketing and distribution and non-restructuring General and administrative costs at a lower rate than sales. Overall, weaker European currencies compared with the US dollar reduced operating income excluding restructuring and impairment by approximately $170 million.

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	3,931	3,273	–	–	3,931	3,273	20%	21%
Cost of goods sold	(1,807)	(1,648)	(2)	(6)	(1,805)	(1,642)	-10%	-10%
Gross profit	2,124	1,625	(2)	(6)	2,126	1,631	30%	31%
as a percentage of sales	54%	50%			54%	50%
Marketing and distribution	(602)	(554)	–	–	(602)	(554)	-9%	-9%
General and administrative	(180)	(139)	(27)	(25)	(153)	(114)	-35%	-35%
Operating income	1,342	932	(29)	(31)	1,371	963	42%	43%
as a percentage of sales	34%	28%			35%	29%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales increased by 20 percent, 21 percent at constant exchange rates, with 15 percent from increased volumes and 6 percent from higher local currency sales prices. The sales volume increase includes approximately $200 million higher royalties from the recognition of minimum royalties under a license agreement with DuPont; volume growth excluding the higher royalty is 8 percent. See the Sales commentary section above for further information on sales in the region. Gross profit margin increased by 4 percentage points, including the impact of the higher royalties. Otherwise, higher sales prices were partly offset by some adverse mix in Crop Protection products and increased Seeds product costs due to higher crop commodity prices and low 2011 corn yields, both of which drive costs with contract seed growers.

Marketing and distribution costs increased by 9 percent, partly due to the increased sales volumes and partly to invest in additional commercial resources to drive future sales growth.

General and administrative costs excluding restructuring and impairment increased by 35 percent, or $39 million. In 2012 these costs included $80 million related to the settlement of the Holiday Shores / City of Greenville litigation offset by a part of the actuarial gains from changes to post-retirement healthcare plans described above.

Restructuring and impairment charges related mainly to the integration of the Crop Protection and Seeds operations initiated in 2011.

Operating income as a percentage of sales increased by 6 percentage points including the impact of the higher royalties and the litigation settlement.

Latin America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	3,713	3,305	–	–	3,713	3,305	12%	13%
Cost of goods sold	(2,057)	(1,813)	–	–	(2,057)	(1,813)	-13%	-16%
Gross profit	1,656	1,492	–	–	1,656	1,492	11%	9%
as a percentage of sales	45%	45%	–	–	45%	45%
Marketing and distribution	(546)	(542)	–	–	(546)	(542)	-1%	-9%
General and administrative	(140)	(100)	(37)	(23)	(103)	(77)	-34%	-6%
Operating income	970	850	(37)	(23)	1,007	873	15%	10%
as a percentage of sales	26%	26%			27%	26%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 12 percent, 13 percent at constant exchange rates with 11 percent from higher volumes and an additional 2 percent from increased prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin was flat at 45 percent, but at constant exchange rates and excluding restructuring and impairment was approximately 1 percentage point lower, with the sales price increase offset by increased cost of seed production.

Marketing and distribution costs were 1 percent higher than 2011, but at constant exchange rates were up 9 percent, with increased costs from the higher sales volume, salary inflation, increased distribution costs and further expenditure to drive future sales growth partially offset by lower charges to receivables provisions in a market environment where farming remains profitable.

General and administrative expenses excluding restructuring and impairment were 34 percent higher, but at constant exchange rates were 6 percent higher. Brazil operates a forecast currency transaction hedging program under a framework agreed with Syngenta’s Group Treasury Department, the results of which are reported in General and administrative. In 2012, hedging losses of $4 million were realized under the program compared with a gain of $17 million in 2011. Expenses at constant exchange rates increased due to higher salary related costs, other cost inflation and additional costs to support regional sales growth.

Restructuring and impairment charges relate to the integration of the Crop and Seeds organizations across the region and to a program to implement standardized business services to centralize and partly outsource back office activities.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	1,827	1,887	–	–	1,827	1,887	-3%	0%
Cost of goods sold	(973)	(984)	–	–	(973)	(984)	1%	-1%
Gross profit	854	903	–	–	854	903	-5%	0%
as a percentage of sales	47%	48%			47%	48%
Marketing and distribution	(303)	(290)	–	–	(303)	(290)	-5%	-7%
General and administrative	(58)	(61)	(12)	(13)	(46)	(48)	4%	3%
Operating income	493	552	(12)	(13)	505	565	-11%	-4%
as a percentage of sales	27%	29%			28%	30%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales in Asia Pacific declined by 3 percent, but were flat at constant exchange rates, with a recovery in corn sales after the overstocked market in South East Asia in 2011 offset by range rationalization in Crop Protection products and a challenging market in vegetable seeds. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 1 percentage point lower and slightly below 2011 at constant exchange rates.

Marketing and distribution costs increased by 5 percent, 7 percent at constant exchange rates from inflation and a minor increase in charges to receivables provisions.

General and administrative expenses were 4 percent lower, 3 percent at constant exchange rates, with inflation offset by savings from the integration of former Crop Protection and Seeds organizations across the region that was initiated in 2011 and by a legal settlement in 2012 at lower cost than had been reserved.

Restucturing and impairment charges relate mainly to the integration of the Crop Protection and Seeds operations and were at a similar level in 2012 to 2011.

Non-regional

Income and expense transactions in the integrated business have been attributed to the geographic regions based on the market destination to which they relate, rather than on the region in which they originated. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. These include global marketing teams, research and development and corporate headquarter functions. In addition, regional gross profit performance is based on standard product costs, with variances to the standard reported as non-regional in order to align the reported results with organizational responsibility. Non-regional also includes results of centrally managed currency and commodity hedging programs.

Non-regional costs increased by $289 million, or 19 percent from 2011, to $1,828 million mainly due to hedging losses of $56 million having been incurred in 2012, whereas hedging gains of $165 million were realized in 2011. Also contributing to the increase is the 5 percent growth, 9 percent at constant exchange rates, in research and development expense attributable to higher expenditures on biological assessment of new products and to progress the Crop Protection product pipeline. Restructuring and impairment charges within non-regional increased from $29 million in 2011 to $119 million in 2012 largely from the inclusion in 2011 of the gain on the divestment of the Materials Protection business. Other non-regional General and administrative was lower due to the inclusion of the portion of the actuarial gains from the change to post-retirement healthcare plans in the US related to those plan participants who work in non-regional roles and also due to lower employee incentives.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	757	821	–	–	757	821	-8%	-6%
Cost of goods sold	(368)	(404)	–	–	(368)	(404)	9%	8%
Gross profit	389	417	–	–	389	417	-7%	-3%
as a percentage of sales	51%	51%			51%	51%
Marketing and distribution	(208)	(227)	–	–	(208)	(227)	8%	6%
Research and development	(58)	(56)	–	–	(58)	(56)	-5%	-7%
General and administrative	(83)	(115)	(38)	(53)	(45)	(62)	28%	22%
Operating income	40	19	(38)	(53)	78	72	8%	12%
as a percentage of sales	5%	2%			10%	9%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Lawn and Garden sales declined by 8 percent, 6 percent at constant exchange rates. The Fafard growing media business and Syngenta Horticultural Services flowers distribution and brokerage business were divested during the year, reducing sales volumes by approximately 6 percent, and the acquisition of the DuPont professional products business increased sales by approximately 1 percent. Excluding the acquisitions and divestments, sales at constant exchange rates were approximately 1 percent lower.  See the Sales commentary section above for further information on sales in the segment. Gross profit margin remained flat at 51 percent, but at constant exchange rates was 1 percentage point higher as the divested business had generated lower gross margin than the ongoing and acquired businesses.

Marketing and distribution costs were 8 percent lower, 6 percent at constant exchange rates from the Fafard divestment late in the first half of the year.

General and administrative costs excluding restructuring and impairment were 28 percent lower, 22 percent at constant exchange rates, due again, in part, to the Fafard divestment and to lower cross-charges from global support functions.

Restructuring and impairment in 2011 included an impairment of the Fafard business and in 2012 included a further loss on divesting the business, together with a loss on the divestment of the Syngenta Horticultural Services flowers distribution and brokerage business.

Reported operating income as a percentage of sales improved from 2 percent in 2011 to 5 percent in 2012 due to the higher restructuring and impairment charges in 2011. Excluding restructuring and impairment, operating income margin improved by 1 percent to 10 percent following the divestment of the relatively low margin Fafard business.

Defined benefit pensions

Defined benefit pension expense was $81 million in 2012 compared with $76 million in 2011. The expense increased because the effect of reductions in assumed expected rates of return on pension plan assets exceeded the effect of reductions in the discount rates used to calculate the interest cost. In 2013, Syngenta expects pension service cost to increase compared with 2012 because discount rates were lower at the end of 2012 than at the end of 2011. In 2013, Syngenta will also adopt IAS 19 (revised June 2011), which replaces the separate expected return on asset and interest cost components of defined benefit pension expense with a single interest income/(expense) which is calculated by applying the discount rate to the net recognized pension asset/(liability). Syngenta expects this and other accounting changes introduced by the revised IAS 19 to increase its 2013 pension expense by approximately $40 million. Note 2 to the consolidated financial statements in Item 18 describes in greater detail how the revised IAS 19 will impact Syngenta. Overall, Syngenta expects to charge defined benefit pension expense of approximately $130 million to its income statement in 2013, based on its pension plan rules at January 1, 2013. 2012 defined benefit pension expense in accordance with IAS 19 (revised) would have been approximately $116 million.

Employer contributions to defined benefit pension plans were $83 million in 2012 compared with $205 million in 2011. Syngenta made no accelerated contribution payments to its pension plans in 2012 (2011: accelerated contribution payments of $125 million). Syngenta currently expects its  pension contributions to be approximately $60 million higher in 2013 than in 2012 because of the revised contribution schedule agreed with the UK pension plan trustee following the 2012 statutory valuation of that plan, and because a significant part of the benefit from prior years’ accelerated contribution payments has now been utilized.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2012 and 2011, broken down into the main restructuring initiatives, consist of the following:

($m)	2012	2011
Operational efficiency programs:
Cash costs	55	98
Non-cash impairment costs	2	3

Integrated crop strategy programs:
Cash costs	102	149

Acquisition and related integration costs:
Cash costs	18	14
Non-cash items
Reversal of inventory step-ups	7	14
Reacquired rights	14	14
Divestment (gains)/losses	25	(76)
Bargain purchase gains	–	(10)

Other non-cash restructuring and impairment:
Non-current asset impairment	42	39
Total restructuring and impairment¹	265	245

1	$7 million (2011: $14 million) is included within Cost of goods sold, $25 million (2011: $(76) million as Divestment losses/(gains) and $233 million (2011: $307 million) as Restructuring.

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

2012

Operational efficiency programs

During 2012, costs of $44 million were incurred as the projects to standardize and consolidate global back office operations drew near to completion. $3 million of costs were incurred for restructuring in the corporate headquarters, $4 million of costs were charged for restructuring at sales and distribution sites in France, Switzerland and the UK, and a further $4 million of other operational efficiency cash costs included charges for project management, standard process design and outsourcing of information systems. Impairment costs related to the sites in France and the UK.

Integrated crop strategy programs

Cash costs of $35 million were incurred for the continuing integration of commercial operations of sales and marketing teams in the regions. $58 million was charged to the regions for support function projects, including $15 million for severance and pension costs, $21 million for information system infrastructure projects and $22 million for other charges including consultancy and advisory services, re-training of employees and project management. $5 million of costs were incurred relating to restructuring the organization of the global Research and Development function and $4 million of costs related to legal entity restructuring.

Acquisition and related integration costs

Included in acquisition and related integration costs are $6 million related to the acquisitions described above and $6 million of charges incurred for integrating previous acquisitions. The remaining charges related to divestments and incomplete transactions.

Reversal of inventory step-up related to the acquisitions of Maribo Seeds, the Pybas and Synergene lettuce companies and the purchase of the Greenleaf controlling interest. As part of the Greenleaf acquisition, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and are being amortised over the remaining term of the original license contract of 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. The resulting acceleration of amortization results in a 2012 charge of $14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment losses were incurred on the divestments of the Fafard peat unit and the Syngenta Horticultural Services business as described above.

Other non-cash restructuring and impairment

Non-current asset impairments include $21 million for production plant machinery in Brazil, $12 million for the impairment of a product right and trademark where technical and commercial success has now become less probable and $5 million for the write-down of land in the USA that was acquired as part of a business combination.

2011

Operational efficiency programs

During 2011, cash costs under the Operational Efficiency restructuring programs included $59 million for the continuing standardization and consolidation of global back office operations and $12 million for further outsourcing of information systems. Further operational efficiency cash costs consisted of $6 million of onerous contract charges in the UK, $5 million relating to the reorganization of a site in Switzerland, $4 million of restructuring costs in the Seeds portion of the European business and $12 million for various other restructuring projects. Impairment costs related mainly to the closure of a site in Germany.

Integrated crop strategy programs

During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included $143 million for integration of commercial operations of sales and marketing teams and $6 million for support function projects. These charges consisted of $76 million for severance and pension payments and $73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs

Acquisition and related integration cash costs related mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups related to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

Amortization of reacquired rights related to exclusive licensing rights that Syngenta had previously granted to Greenleaf, which were reacquired as part of the Greenleaf acquisition.

Divestment gains of $76 million included the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50 percent equity interest in Greenleaf to fair value at the date it acquired the remaining 50 percent interest from Pioneer. Bargain purchase gains were recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs consisted of the impairment of an available-for-sale financial asset and a write-down of assets within the Fafard peat business in Lawn and Garden.

Financial expense, net

Financial expense, net decreased to $147 million in 2012 from $165 million in 2011. Net currency losses increased in 2012, with increased cost of forward cover for committed foreign currency transaction exposures, but were offset by lower net interest expense. In 2012, net interest expense included a gain of $47 million realized on termination of certain fair value hedging relationships, which had ceased to be effective hedges due to increased market liquidity risk.

Taxes

The Swiss statutory tax rate applicable to Syngenta decreased by 1 percent in 2012 to 22 percent. Syngenta’s effective tax rate in 2012 was 13 percent, 3 percent lower than the 16 percent effective tax rate in 2011. Income taxed at different rates reduced the effective tax rate by 11 percent in 2012 (5 percent in 2011), with a higher weighting in 2012 of income subject to a lower tax rate, including within Switzerland where certain intellectual property income is subject to a reduced rate. Non-recognition of deferred tax assets increased the tax rate by 2 percent compared with 2011, following an increase in deferred tax assets in certain countries where sufficient future profits to utilize the assets are not sufficiently assured.

The tax rate on restructuring and impairment was 31 percent in 2012, compared with 22 percent in 2011 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries. 2012 included the loss on divestment of the North American based Fafard business and 2011 included the gain on divestment of the Materials Protection business. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2012 was $1,872 million, 17 percent higher than the 2011 amount of $1,599 million primarily due to increased sales and related gross profit.

After related taxation, restructuring and impairment charges in 2012 were $182 million compared with $190 million in 2011.

Results of operations
2011 compared with 2010

Sales commentary
Syngenta’s consolidated sales for 2011 were $13,268 million, compared with $11,641 million in 2010, a 14 percent increase year on year. At constant exchange rates sales grew by 12 percent. The analysis by segment is as follows:

($m, except change %)			Change
Segment	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,982	3,423	11%	1%	12%	4%	16%
North America	3,273	2,969	10%	-1%	9%	1%	10%
Latin America	3,305	2,763	15%	5%	20%	0%	20%
Asia Pacific	1,887	1,707	5%	1%	6%	5%	11%
Total	12,447	10,862	11%	1%	12%	2%	14%
Lawn and Garden	821	779	3%	-1%	2%	3%	5%
Group Sales	13,268	11,641	11%	1%	12%	2%	14%

Europe, Africa and Middle East

Sales increased by 16 percent as volume increased by 11 percent, currency movements increased sales by a further 4 percent and local currency sales prices were increased by 1 percent.

Sales of Crop Protection products in the region increased by 15 percent as volume increased by 9 percent, currency movements added a further 5 percent and local currency sales prices were increased by 1 percent. The Crop Protection volume increase was wide spread across the region led by the CIS, which grew by over 50 percent reflecting the recovery of the CIS markets and full integration of the Dow AgroSciences portfolio, and South East Europe. The region also benefited from the continued success of new Crop Protection product launches, including AXIAL® in France and Iberia, and the expansion of CRUISER® in France and the CIS. Dry weather conditions early in the year resulted in a shift from cereal to corn acreage driving increased demand for the insecticides ACTARA® and KARATE®, and as well for CALLISTO®.

Seeds sales in the region increased by 21 percent mainly due to strong volume growth in Diverse field crops and increased corn acreage. Local currency sales prices were increased by 3 percent, with increases in all product lines. Currency movements increased reported sales in the region by 3 percent.

North America

Sales volume increased by 10 percent, while a 1 percent favorable currency effect offset a 1 percent decrease in local currency prices.

Crop Protection product sales in the region were 11 percent higher as volume growth of 13 percent and a favorable 1 percent currency effect partially were offset by a 3 percent decrease in prices. Sales volume was higher across all product lines, particularly in Fungicides and Insecticides. Selective herbicides experienced substantial volume growth driven by CALLISTO® and FLEX®. AMISTAR® sales were up almost 50 percent reflecting increased fungicide application rates and expanded use for crop enhancement benefits. Sales of the AVICTA® nematicide Seed care product almost doubled following an expansion in use on cotton and the approval for extended application on soybeans. Sales prices decreased 3 percent from 2010 to 2011 as decreases in the first half of the year caused by high channel inventories at the start of the year partially were offset by improved pricing in the second half.

Seeds sales in the region grew by 9 percent as increased volume in Corn and soybean more than offset a volume decline in Vegetables.

Latin America

Sales increased by 20 percent as volume increased by 15 percent and sales prices were increased by 5 percent.

Double digit Crop Protection volume growth continued in the region, supplemented by price increases. Despite challenging weather conditions towards the end of the fourth quarter, overall sales grew by 18 percent, 17 percent at constant exchange rates, as volume increased by 13 percent and prices were increased by 4 percent. Growth was driven by continued favorable market sentiment, government support for agriculture and recognition by growers of Syngenta’s strong product portfolio. Higher insecticide sales were driven by the continued success of DURIVO®, which was approved for use on fruit, vegetables and soybean, and of ACTARA®, linked to the replacement of organophosphates. There was strong growth also in Seed care as growers continued to recognize the benefits derived from using this technology to increase yields. Sales of the Non-selective herbicide TOUCHDOWN® were also higher due to increased glyphosate tolerant crop acreage.

Seeds sales in the region grew by 34 percent led by Corn and soybean, which showed strong volume and price growth as customers adopted Syngenta’s corn and soybean technology and in sunflower within Diverse field crops in Argentina.

Asia Pacific

Sales increased by 11 percent as volume increased by 5 percent, currency movements increased sales by a further 5 percent and local currency sales prices were increased by 1 percent.

Crop Protection sales growth was broad-based across all product lines as growers in the region accelerated the adoption of technology. Sales increased by 13 percent, 9 percent at constant exchange rates, as volume grew by 8 percent and local currency prices were increased by 1 percent. Sales in China were up 11 percent at constant exchange rates reflecting the successful launch of DURIVO® as well as significantly expanded Seed care adoption rates and increased AMISTAR® volume. Sales growth was particularly strong in South East Asia due to continued government support to growers, high rice prices and favorable weather conditions.

Seeds sales in the region were flat as increases in Vegetables in South Asia and China were offset by lower Corn and soybean sales in an over-supplied market in South East Asia.

Lawn and Garden major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER® , HERITAGE®, FAFARD®

Sales of Professional products increased by 9 percent, 5 percent at constant exchange rates, as the launch of a new early order program and new product introductions in North America drove volume growth in golf and landscape. Growth in pest management was a result of increased pest pressure in Asia Pacific and Latin America. Local currency sales prices decreased by 3 percent.

Flowers sales were flat as 3 percent growth from favorable currency movements was offset by a 2 percent volume decline and a 1 percent decrease in prices. The continued challenging economic environment impacted sales, most notably in the second half. Asia showed moderate growth driven by Japan.

Sales by product line are set out below:

$m, except change %			Change
Product Line	2011	2010	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	2,617	2,308	11%	0%	11%	2%	13%
Non-selective herbicides	1,117	987	9%	1%	10%	3%	13%
Fungicides	2,998	2,662	8%	2%	10%	3%	13%
Insecticides	1,790	1,475	17%	2%	19%	2%	21%
Seed care	1,018	838	17%	1%	18%	3%	21%
Other Crop Protection	137	177	-19%	-6%	-25%	3%	-22%
Total Crop Protection	9,677	8,447	11%	1%	12%	3%	15%
Corn and soybean	1,471	1,292	10%	3%	13%	1%	14%
Diverse field crops	676	524	23%	3%	26%	3%	29%
Vegetables	703	663	0%	4%	4%	2%	6%
Total Seeds	2,850	2,479	11%	3%	14%	1%	15%
Elimination *	(80)	(64)	n/a	n/a	n/a	n/a	n/a
Total	12,447	10,862	11%	1%	12%	2%	14%
Lawn and Garden	821	779	3%	-1%	2%	3%	5%
Group Sales	13,268	11,641	11%	1%	12%	2%	14%

*  Crop Protection sales to Seeds

Crop Protection

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

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Sales growth of 13 percent was driven by AMISTAR®, which grew by 14 percent during 2011, 12 percent at constant exchange rates, mostly attributable to higher volumes. The main growth area was in the USA where AMISTAR® sales grew by more than 50 percent reflecting increased application rates and the recognition of crop enhancement benefits. AMISTAR® sales also grew strongly in Asia Pacific due to the continued success of local marketing programs and increased adoption levels in rice.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales increased by 21 percent, 19 percent at constant exchange rates, led once again by the broad spectrum insecticide ACTARA®, which grew by 26 percent, 24 percent at constant exchange rates, primarily driven by use on corn and soybean in Brazil as well as by the replacement of older chemistry. Sales of the recently introduced product DURIVO® grew by 86 percent to over $150 million largely driven by Brazil and Asia Pacific. Insecticides sales grew in all regions, with the largest contribution coming from Latin America, where sales in Brazil were up by more than 40 percent.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®, VIBRANCE®

Seed Care sales grew by 21 percent, 18 percent at constant exchange rates, to over $1 billion with continued strong growth in emerging markets where adoption of the technology is increasing. Sales volume increased by 17 percent and sales prices were increased by 1 percent. Expanded registrations in major markets as well as increased adoption in oilseeds resulted in sales of CRUISER® in Europe growing by more than 50 percent. Sales of AVICTA® nematicide increased largely driven by a launch on soybean and increased use on cotton in the USA, and the launch on both corn and soybean in Brazil where sales more than tripled.

Seeds

Corn and soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales grew strongly in Latin America, the USA and the CIS, resulting in an overall increase of 14 percent, 13 percent at constant exchange rates. Volume grew by 10 percent and local currency prices were increased by 3 percent. Latin America sales increased by 38 percent in a rapidly expanding market, mostly due to higher volumes reflecting the advancement of Syngenta’s portfolio, the rapid adoption rate of AGRISURE® VIPTERATM and the benefits of Syngenta’s integrated sales force. In the USA, sales growth was double digit mainly due to increased volume driven by continued improvement in corn germplasm and trait performance. Increased corn acreage in Europe resulted in volume growth. Sales declined in Asia Pacific as strong volume growth in South Asia was offset by over-supply in the market in South East Asia.

Diverse field crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 29 percent on strong underlying volume growth supplemented by increased sales prices and favorable currency movements. Growth was particularly strong in emerging markets, where volumes increased by more than 30 percent. Syngenta estimates that it gained market share in sunflower in Russia, Ukraine and Argentina as these countries shift towards high value genetics. Sugar beet sales continued to grow reflecting the successful integration of the Maribo acquisition, which increased Diverse field crops sales by 9 percent. Oilseed rape sales decreased due to lower acreage in Europe resulting from adverse weather conditions.

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

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	13,268	11,641	0	0	13,268	11,641	14%	12%
Cost of goods sold	(6,786)	(5,900)	(14)	(18)	(6,772)	(5,882)	-15%	-10%
Gross profit	6,482	5,741	(14)	(18)	6,496	5,759	13%	13%
as a percentage of sales	49%	49%			49%	49%
Marketing and distribution	(2,387)	(2,095)	0	0	(2,387)	(2,095)	-14%	-11%
Research and development	(1,191)	(1,081)	0	0	(1,191)	(1,081)	-10%	-5%
General and administrative	(853)	(772)	(231)	(159)	(622)	(613)	-1%	-7%
Operating Income	2,051	1,793	(245)	(177)	2,296	1,970	16%	21%
as a percentage of sales	15%	15%			17%	17%

Operating Income/(loss) ($m)	2011	2010	Actual %
Europe, Africa and Middle East	1,237	1,015	22%
North America	932	728	28%
Latin America	850	723	18%
Asia Pacific	552	487	13%
Non-Regional	(1,539)	(1,210)	-27%
Total	2,032	1,743	17%
Lawn and Garden	19	50	-62%
Group	2,051	1,793	14%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group Operating Income

Operating income increased by 14 percent to $2,051 million mainly due to strong sales growth in all regions. The ratio of operating income to sales was broadly flat with 2010, but at constant exchange rates was approximately 1 percent higher due to an improved gross profit margin and a lower growth in Research and development costs than in sales. This was partly offset by increased charges for restructuring related to the new integrated crop strategy programs.

Currency movements increased sales by 2 percent; at constant exchange rates, sales grew by 12 percent with sales volumes 11 percent higher from increases in all regions, and overall local currency sales prices 1 percent higher. Gross profit margin remained at 49 percent. Marketing and distribution costs increased by 14 percent, 11 percent at constant exchange rates, with increased expenditures in emerging markets, particularly Latin America, higher variable costs from the 11 percent higher sales volumes, some increase in charges to bad debt provisions compared with 2010 and increased employee incentive costs, together more than offsetting first-year savings from the program to integrate Crop Protection and Seeds commercial operations. Research and development expense increased by 10 percent, 5 percent at constant exchange rates mainly due to higher expenditures in progressing the Crop Protection product pipeline.

General and administrative was 10 percent higher than in 2010 and excluding Restructuring and impairment was 1 percent higher. General and administrative is reported net of the result of currency hedging programs, which in 2011 was a net gain of $177 million, $147 million more than in 2010. At constant exchange rates, general and administrative excluding restructuring and impairment was 7 percent higher with increased information system costs and amortization, higher litigation costs and employee incentive costs more than offsetting savings from the ongoing restructuring programs. Restructuring and impairment, including the portion recorded in cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $67 million in 2011 to $245 million mainly due to costs incurred on the restructuring program announced in February 2011 to integrate the commercial operations of Crop Protection and Seeds.

Excluding the impact of hedging, the favorable impact on sales of a weaker average US dollar in 2011 was more than offset by the adverse impact on costs, particularly from the stronger Swiss franc. Taken together with the $147 million higher net favorable result from the hedging program for forecast foreign currency transactions (“EBITDA program”), the overall impact of exchange rate movements on operating income compared with 2010 was an adverse $91 million.

Operating income by segment:

Europe, Africa and Middle East	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	3,982	3,423	0	0	3,982	3,423	16%	12%
Cost of goods sold	(1,806)	(1,568)	(8)	0	(1,798)	(1,568)	-15%	-6%
Gross profit	2,176	1,855	(8)	0	2,184	1,855	18%	17%
as a percentage of sales	55%	54%			55%	54%
Marketing and distribution	(685)	(623)	0	0	(685)	(623)	-10%	-4%
General and administrative	(254)	(217)	(88)	(64)	(166)	(153)	-8%	1%
Operating Income	1,237	1,015	(96)	(64)	1,333	1,079	24%	27%
as a percentage of sales	31%	30%			33%	32%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales in Europe, Africa and Middle East increased by 16 percent, 12 percent at constant exchange rates driven by double digit sales volume increases in both Crop Protection and Seeds products. See the Sales commentary section above for further information on sales in the region. Gross profit margin increased by 1 percentage point and, excluding restructuring and impairment, was approximately 2 percentage points higher at constant exchange rates, including favorable product mix.

Marketing and distribution costs were 10 percent higher, an increase of 4 percent at constant exchange rates with a further 6 percent from stronger currencies, particularly the Euro, relative to the US dollar. Cost growth was below sales growth due to a generally low inflation environment and reflecting initial cost savings from the integration of the Crop and Seeds businesses in the region.

General and administrative costs were 17 percent higher mainly due to higher restructuring and impairment charges from the integrated crop strategy programs, where implementation began in 2011, and currency effects. Excluding restructuring and impairment and currency effects, general and administrative costs were broadly flat.

Operating income as a percentage of sales improved by 1 percentage point to 31 percent, but at constant exchange rates and excluding the impact of restructuring and impairment was approximately 4 percentage points higher due to the favorable product mix and operational leverage in the marketing, distribution and administrative costs. While sales benefited from the stronger Euro, this was more than offset by the adverse currency movement impact on costs including that of the stronger Swiss franc, resulting in lower growth in the reported operating margin.

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	3,273	2,969	0	0	3,273	2,969	10%	9%
Cost of goods sold	(1,648)	(1,571)	(6)	(3)	(1,642)	(1,568)	-5%	-2%
Gross profit	1,625	1,398	(6)	(3)	1,631	1,401	16%	18%
as a percentage of sales	50%	47%			50%	47%
Marketing and distribution	(554)	(548)	0	0	(554)	(548)	-1%	0%
General and administrative	(139)	(122)	(25)	(1)	(114)	(121)	6%	6%
Operating Income	932	728	(31)	(4)	963	732	31%	35%
as a percentage of sales	28%	25%			29%	25%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales in North America were 10 percent higher in 2011 than 2010, an increase of 9 percent at constant exchange rates from volume growth in both Crop Protection and Seeds products. See the Sales commentary section above for further information on sales in the region. Gross profit margin improved by 3 percentage points to 50 percent and was approximately 4 percentage points higher at constant exchange rates, with a lower margin in Crop Protection products from the sales price decline more than offset by an increase in Seeds margins, particularly in Corn & soybean.

Marketing and distribution was broadly flat with the 2010 level despite the double digit sales volume growth, with early cost savings from the integration of Crop Protection and Seeds commercial operations offsetting increased volume related distribution costs.

General and administrative increased by 14 percent due to the $24 million increase in restructuring and impairment, which in 2011 included initial costs for the integration of commercial activities across Crop Protection and Seeds and in 2010 were reported net of gains of $19 million from the derecognition of the investment in the Greenleaf joint venture. Excluding restructuring and impairment, General and administrative decreased by 6 percent due to a better outcome in a product liability settlement than had been reserved.

Operating income margin increased by 3 percentage points to 28 percent in 2011 from the higher gross profit margin and increased operational leverage in the marketing, distribution and administrative areas following the high sales volume growth.

Latin America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	3,305	2,763	0	0	3,305	2,763	20%	20%
Cost of goods sold	(1,813)	(1,578)	0	(4)	(1,813)	(1,574)	-15%	-12%
Gross profit	1,492	1,185	0	(4)	1,492	1,189	25%	29%
as a percentage of sales	45%	43%			45%	43%
Marketing and distribution	(542)	(378)	0	0	(542)	(378)	-43%	-43%
General and administrative	(100)	(84)	(23)	(12)	(77)	(72)	-6%	-6%
Operating Income	850	723	(23)	(16)	873	739	18%	25%
as a percentage of sales	26%	26%			26%	27%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 20 percent, with 15 percent from increased volumes and 5 percent from higher sales prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin improved by 2 percentage points, benefiting from the sales price increases in Crop Protection products while in Seeds, the higher selling prices in Corn & soybean were largely offset by the higher product costs due to the higher prices of commodity corn and soybean, which determine the payments to contract growers.

Marketing and distribution costs increased by 43 percent mainly due to increased variable distribution costs, higher charges for doubtful receivables and increased salary and project costs to resource future sales growth.

General and administrative increased by 19 percent mainly due to increased restructuring and impairment charges from the integration of commercial activities across Crop Protection and Seeds. Excluding restructuring and impairment, General and administrative increased by 6 percent including impacts of salary and other cost inflation.

Operating income margin remained at 26 percent as the effect of the improved gross profit margin was offset by the increase in Marketing and distribution costs.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	1,887	1,707	0	0	1,887	1,707	11%	6%
Cost of goods sold	(984)	(909)	0	0	(984)	(909)	-8%	-3%
Gross profit	903	798	0	0	903	798	13%	10%
as a percentage of sales	48%	47%			48%	47%
Marketing and distribution	(290)	(267)	0	0	(290)	(267)	-9%	-4%
General and administrative	(61)	(44)	(13)	(5)	(48)	(39)	-23%	-19%
Operating Income	552	487	(13)	(5)	565	492	15%	13%
as a percentage of sales	29%	29%			30%	29%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 11 percent, 6 percent at constant exchange rates, largely due to higher sales volumes. See the Sales commentary section above for further information regarding sales in the region. Gross profit margin improved by 1 percentage point to 48 percent, with a favorable shift in sales mix in Crop Protection products from increased sales of Fungicides and Seed care.

Marketing and distribution costs increased by 9 percent, 4 percent at constant exchange rates, with increased distribution costs from the higher sales volumes and expanded selling costs to support future growth.

Increased General and administrative partly reflected a litigation settlement in 2010 at lower cost than had been reserved prior to 2010 as well as higher restructuring and impairment charges from the program to integrate commercial activities across Crop Protection and Seeds.

2011 operating income margin was flat at the 2010 level of 29 percent, but was 1 percentage point higher excluding restructuring and impairment due to the improved gross profit margin

Non-regional

Non-regional costs increased by $329 million, or 27 percent from 2010, to $1,539 million. Research and development costs increased by 11 percent to $1,135 million, an increase of approximately 5 percent at constant exchange rates. As noted in the review of 2012 compared with 2011, regional gross profit performance is based on standard product costs, with variances to the standard reported as non-regional in order to align the reported results with organizational responsibility. In 2011, variances totaled an adverse $131 million compared with net favorable variances of $116 million in 2010, leading to a $247 million increase in costs attributed to non-regional. General and administrative decreased by $47 million to $184 million, due to lower restructuring and impairment, which in 2011 is net of the gain on the divestment of the Materials Protection business, and increased foreign currency hedging gains in 2011.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1

$m, except change %	2011	2010	2011	2010	2011	2010	Actual %	CER %
Sales	821	779	0	0	821	779	5%	2%
Cost of goods sold	(404)	(390)	0	(11)	(404)	(379)	-7%	-3%
Gross profit	417	389	0	(11)	417	400	4%	1%
as a percentage of sales	51%	50%			51%	51%
Marketing and distribution	(227)	(208)	0	0	(227)	(208)	-9%	-5%
Research and development	(56)	(57)	0	0	(56)	(57)	3%	4%
General and administrative	(115)	(74)	(53)	(20)	(62)	(54)	-14%	2%
Operating Income	19	50	(53)	(31)	72	81	-10%	-5%
as a percentage of sales	2%	6%			9%	10%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 5 percent, 2 percent at constant exchange rates, with growth in golf and landscape sales offsetting a decline in Flowers. See the Sales commentary section above for further information on Lawn and Garden sales. Gross profit margin was 1 percentage point higher due to the reversal of acquisition inventory step up reported within restructuring and impairment in 2010; excluding restructuring and impairment, gross profit margin remained at the 2010 level.

Marketing and distribution increased by 9 percent, 5 percent at constant exchange rates, due to general inflation and higher marketing expenditures to support market share growth. General and administrative excluding restructuring and impairment increased by 14 percent due to currency effects. General and administrative as reported was further increased by the 2011 impairment charge of $38 million relating to the Fafard business, which was subsequently divested in 2012.

Operating income margin decreased to 2 percent in 2011 from 6 percent in 2010 mainly due to the impairment relating to the Fafard business. Excluding restructuring and impairment, operating income margin was 1 percentage point lower than 2010 mainly due to the higher 2011 Marketing and distribution and General and administrative costs.

Defined benefit pensions

Defined benefit pension expense was $76 million in 2011 compared with $77 million in 2010. Employer contributions to defined benefit pension plans, excluding contributions related to restructuring, decreased to $198 million in 2011 from $337 million in 2010, mainly due to accelerated payments of $125 million of employer contributions in 2011 compared with accelerated payments of $200 million in 2010.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2011 and 2010, broken down into the main restructuring initiatives, consist of the following:

($m)	2011	2010
Operational efficiency programs:
Cash costs	98	101
Non-cash impairment costs	3	17

Integrated crop strategy programs:
Cash costs	149	14

Acquisition and related integration costs:
Cash costs	14	19
Non-cash items
Reversal of inventory step-ups	14	18
Reacquired rights	14	–
Divestment gains	(76)	(19)
Bargain purchase gains	(10)	–

Other non-cash restructuring and impairment:
Financial asset impairments	1	9
Other fixed asset impairments	38	4
Other non-cash costs	–	15
Total restructuring and impairment1	245	178

1	$14 million (2010: $18 million) is included with Cost of goods sold and $nil (2010: $1 million) is included within Income from associates and joint ventures.

2011

For discussion regarding Restructuring and impairment during 2011, please see the “Restructuring and impairment” sub-section of the preceding “2012 compared with 2011” section under “Results of Operations” in this “Operating and financial review and prospects”.

2010

Operational efficiency programs

During 2010, cash costs under the Operational Efficiency restructuring projects included $54 million for the continuing standardization and consolidation of global back office operations and $12 million for further outsourcing of information systems. Further operational efficiency charges included $14 million largely to recognize synergies across the Flowers sites in the Lawn and Garden business, $10 million for reorganizations in businesses in Western Europe and $8 million for restructuring at production and distribution sites in France and the US. Impairment costs included $10 million for the impairment of a supply agreement and $4 million of impairment of a site in the UK.

Integrated crop strategy programs

Restructuring costs of $14 million were incurred largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Acquisition and related integration costs

Acquisition and related integration cash costs of $19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene. Reversal of inventory step-ups related to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies. Divestment gains of $19 million were recognized on derecognition of the investment in the Greenleaf joint venture; Syngenta acquired the remaining 50 percent equity interest in Greenleaf during 2010.

Other non-cash restructuring and impairment

Other non-cash restructuring and impairment costs included $9 million of impairments of available-for-sale financial assets and $12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment.

Financial expense, net

Financial expense, net increased by US$24 million compared with 2010 due to higher net currency losses.

Taxes

Syngenta’s effective tax rate in 2011 remained at 16 percent. The Swiss statutory tax rate applicable to Syngenta remained at 23 percent and the impact of income taxed at different rates reduced the rate by 5 percent in 2011 compared with 3 percent in 2010, due to a higher share of profit in certain lower tax jurisdictions. The 2011 tax rate was reduced by 2 percent, net, from recognizing previously unrecognized deferred tax assets whereas in 2010 recognition of previously unrecognized deferred tax assets reduced the tax rate by 5 percent, in both years due to an improvement in profitability in a Latin American country following strong sales growth.

The tax rate on restructuring and impairment costs was 22 percent, compared with 24 percent in 2010 due to the mix of pre-tax gains and losses in the net charge.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2011 was $1,599 million, 14 percent higher than the 2010 amount of $1,397 million primarily due to increased sales and despite increased charges for restructuring.

After related taxation, restructuring and impairment charges in 2011 were $190 million compared with $136 million in 2010.

Foreign operations and foreign currency transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from the operations in Brazil where the Brazilian real is the functional currency of the subsidiaries. Sales prices to customers in Brazil are largely linked to the US dollar, but must be invoiced in Brazilian real to meet local legal requirements. During 2012, the Brazilian real depreciated approximately 10 percent against the US dollar. To manage its exposure to risks associated with fluctuations of the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods. At December 31, 2012, approximately 67 percent of Syngenta’s cash and cash equivalents was held in US dollars, approximately 12 percent in Euros and approximately 4 percent in Brazilian reals. No other individual currency made up more than 2 percent.

Syngenta regularly monitors receivables exposure in all countries in which it operates, including the Eurozone countries Greece, Italy, Ireland, Portugal and Spain, which currently are experiencing financial difficulties. The following table outlines for the above named countries in the aggregate, gross trade receivables, those past due for more than 180 days and the related provision for doubtful receivables at December 31, 2012 and 2011.

December ($m)	2012	2011
Gross trade receivables	160	168
Past due for more than 180 days	7	12
Provision for doubtful trade receivables	14	12

Liquidity and capital resources

Syngenta’s principal source of liquidity is cash generated from operations. In the period 2006 to 2011, this has been more than sufficient to cover cash used for investment activities. The higher level in 2012 of cash used for investing activities resulting from increased acquisitions of businesses was funded with a combination of cash generated from operations and the issuance in 2012 of unsecured non-current bonds in the US public debt market. Except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, cash generated from operations is expected to be more than sufficient to cover cash expected to be used for investment activities in 2013. Working capital fluctuations are supported by short-term funding available through commercial paper and related syndicated committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program, unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market and the unsecured non-current bonds issued in the US public debt market described above.

For information on Syngenta’s funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled, please see Note 27 to the consolidated financial statements in Item 18.

Syngenta reported cash and cash equivalents on December 31, 2012 and 2011 of $1,599 million and $1,666 million, respectively. At December 31, 2012 and 2011, Syngenta had current financial debt of $980 million and $743 million, respectively, and non-current financial debt of $2,368 million and $2,178 million, respectively.

Capital markets and credit facilities
Funds for Syngenta’s working capital needs were available during the year from its $2,500 million Global Commercial Paper program supported by a $1,500 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2012, Syngenta had no commercial paper issuances outstanding.

The $1,500 million syndicated credit facility (the “Credit Facility”) signed in November 2012 will mature in 2017, with two possibilities to extend by one year each, one of which can be applied for in 2013 and the other in 2014. The Credit Facility provides for fixed interest rate, multi-currency short-term borrowings, with the interest rate based on LIBOR. The Credit Facility replaces the previously existing $1,200 million facility that was scheduled to mature in 2013. At December 31, 2012, Syngenta had no borrowings under the Credit Facility.

Absent major acquisitions, Syngenta targets maintaining a solid investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds. In addition, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends except as disclosed in the Consolidated Cash Flow Statement included in the consolidated financial statements in Item 18.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2012:

($m)	Carrying amount	Value at issue
3.375% Swiss franc domestic bond 2013	546	484
4.000% Eurobond 2014	658	700
4.125% Eurobond 2015	658	641
5.110% US$ private placement 2020	90	75
3.125% US$ bond 2022	497	500
5.350% US$ private placement 2025	75	75
5.590% US$ private placement 2035	101	100
4.375% US$ bond 2042	248	250
Total	2,873	2,825

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

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
($m)	2012	2011
Cash flow from operating activities	1,359	1,871
Cash flow used for investing activities	(1,218)	(472)
Cash flow used for financing activities	(232)	(1,684)

Cash flow from operating activities

Cash flow from operating activities was $1,359 million in 2012, down from $1,871 million in 2011 mainly due to a larger increase in net working capital. Income before taxes was $251 million higher in 2012 for reasons described above. The reversals of non-cash items was $984 million in 2012 compared with $801 million in 2011 largely from 2012 including the add-back of the loss on disposals of the Fafard and SHS flowers businesses, while 2011 included removing the gain on disposal of the Materials Protection business. Contributions to pension plans were $120 million lower than 2011 due to an accelerated contribution of $125 million in 2011, which was not repeated in 2012. Cash paid in respect of restructuring provisions was $16 million lower, but including restructuring expenditures charged as incurred was $207 million, broadly flat with the 2011 level as the integrated crop strategy restructuring program continued. Cash paid in respect of other provisions was $66 million higher than 2011 due to the settlement of the Holiday Shores / City of Greenville litigation for payments totaling $105 million. Net outflows from financial expenses were $225 million in 2012, higher than the $114 million in 2011 due to realized losses on hedges of uncommitted foreign exchange transaction exposures compared with realized gains in 2011, partly offset by gains realized in 2012 on hedges of Syngenta’s purchases of corn and soybean. Cash outflows from net working capital increases were $859 million in 2012 compared with $50 million in 2011. The major drivers for the working capital increase were (1) higher trade receivables due to 12 percent sales growth in fourth quarter 2012, a peak period in Latin American sales, (2) higher other accounts receivable from recognition of minimum royalties due under a license agreement, and (3) higher inventories in anticipation of further future sales growth.

Cash flow used for investing activities

Cash used for investing activities increased to $1,218 million in 2012 from $472 million in 2011, largely as a result of increased business acquisitions. Additions to property, plant and equipment increased by $29 million to $508 million from projects to increase production capacity; a further increase in expenditures is anticipated in 2013. Purchases of intangible assets increased due to new licenses entered into with Novozymes and, prior to its subsequent acquisition by Syngenta, Devgen NV. Investments in associates and other financial assets grew by $25 million, mainly from investments by Syngenta’s venture capital activities. Cash outflows from business acquisitions, net of cash acquired, increased to $654 million in 2012 compared with $19 million in 2011 after the acquisitions particularly of Devgen NV, Pasteuria Bioscience, Inc, Sunfield Seeds, Inc. and the professional products business of DuPont. Business divestments in 2012 included the Fafard growing media and Syngenta Horticultural Sevices flowers distribution and brokerage businesses; divestments in 2011 included the Materials Protection business and the mandated Monsanto sunflower divestments in Spain and Hungary.

Cash flow used for financing activities

Cash used for financing activities was $1,452 million lower in 2012 than in 2011. In 2012, Syngenta issued US SEC registered bonds with maturities of 10 and 30 years for an amount of $750 million and repaid a CHF375 million bond at maturity; in 2011 Syngenta repaid a EUR500 million Eurobond at maturity. Distributions paid to shareholders increased by $85 million due to an increased dividend. In 2012, there was a net disposal of treasury shares compared with a net purchase in 2011. The net disposal related to employee share and share option plans and a reduced level of share repurchases as the share repurchase plan approved by the shareholders in 2008 was completed.

Research and development (R&D)

Syngenta’s Research and Development function employs over 5,000 people working at R&D centers and field stations around the world and has been organized to continue to develop quality crop protection and seeds products, while enabling the development of crop-focused solutions which integrate Syngenta’s technologies. Underpinning Syngenta’s core Seeds R&D and Crop Protection R&D structure are global competency platforms that include biotechnology, regulatory, product safety, as well as a global trialing capability.

Syngenta is committed to improving crop yield and quality in a sustainable way and, through its global product safety group and global regulatory team worldwide, is committed to developing and registering products that are safe and effective. Syngenta maximizes its innovation potential by leveraging the industry expertise of Syngenta and partnering with technology leaders across the globe.

The total spent on research and development was $1,253 million in 2012, $1,191 million in 2011 and $1,081 million in 2010. Attribution of research and development costs for 2012 was $1,195 million for Syngenta’s integrated Crop Protection and Seeds business and $58 million in Lawn and Garden. In 2011, the attribution was $1,135 million for the integrated business and $56 million in Lawn and Garden. In 2010, the attribution was $1,024 million for the integrated business and $57 million in Lawn and Garden.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2012 Syngenta had the following contractual obligations to make future payments in the following periods:

($m)	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	3,300	965	1,324	–	587	424
Interest on financial debt	27	782	98	129	80	180	295
Other non-current liabilities	18	16	–	16	–	–	–
Capital lease payments	25	48	15	22	11	–	–
Operating lease payments	25	110	30	38	31	11	–
Capital expenditures	25	241	131	110	–	–	–
Pension contribution commitments	22	247	27	84	84	52	–
Unconditional purchase obligations	25	1,258	601	601	43	13	–
Long-term research agreements and other long-term commitments	25	287	79	115	58	35	–
Total		6,289	1,946	2,439	307	878	719

Of the total financial debt, floating rate financial debt is $427 million (mainly local bank loans and overdraft facilities), $419 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of $2,873 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US bonds and private placement notes. Fixed rate interest payments of $782 million on these are included above.

Other non-current liabilities arise from a license agreement signed during 2012 where the related cash flows are payable over several years, as well as from deferred payments related to acquisitions.

Provisions for long-term liabilities totaling $841 million shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2013. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated $236 million of provisions that are expected to be paid during 2013.

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

Pension contribution commitments totaling $247 million represent unconditional fixed payments to the UK pension fund according to the schedule of contributions agreed during 2012.  Not included in the above table are:

•
Additional UK Pension Fund contributions of up to $25 million per year which are required to be paid if the actual return on UK pension plan assets over the period to March 31, 2019 is less than the agreed assumption

•
Swiss Pension Fund contributions. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund. As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $140 million of contributions to its defined benefit pension plans in 2013 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2013.

The above table excludes income tax liabilities of $284 million in respect of uncertain tax positions.  These are presented within current income tax liabilities in the consolidated balance sheet because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2012, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Note 2 to the consolidated financial statements in Item 18.

Recent developments

Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 14, 2013, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Future prospects

Crop prices for the major field crops such as corn and soybean remained strong through 2012 and this sustained farm incomes at a high level despite adverse impacts from weather conditions in several regions, particularly the US Midwest. This profitability continues to incentivize use of high quality seeds and crop protection products to maximize yields and improve crop quality. Crop prices generally have tended to be inversely related to the relative level of crop inventories to consumption (usually referred to as “stock-to-use” ratio and published from time to time by the USDA and others). The current stock-to-use ratio is at a relatively low historic level, which has to some extent detached crop prices from the overall subdued macroeconomic environment. While there is a risk that a significant further macro-economic or financial market downturn may cause crop prices to weaken, demand for major field crops has been resilient and at the time of publishing this document, Syngenta expects farm profitability for key field crop growers to remain at a high level in 2013.

Prices of other crops such as vegetables and fruit are more linked to the overall economic situation and therefore have not been as buoyant as field crops, particularly in parts of Europe and Asia Pacific, and this has held back demand in 2012. While there was an improvement in the vegetable seeds market in the final quarter of 2012, and Syngenta has a more positive outlook for these crops, there is a risk that further economic weakness could reduce sales growth rates below those currently anticipated.

Weather is always a short-term risk to sales in businesses linked to agriculture and adverse weather conditions for crop growers can reduce sales of Syngenta’s products. In 2012, there were severe drought conditions in parts of Latin America in the early part of the year, a long cold winter in Europe and a very intense drought in the US Midwest in the summer months. While more normal weather conditions in 2013 may lead to a recovery in demand for crop protection products in these regions, weather patterns remain a risk.

In 2012, regional sales volumes of Syngenta’s Crop Protection and Seeds products increased by 8 percent compared with 2011, 6 percent from Crop Protection products and 11 percent from Seeds. Sales volume growth was driven by North America at 15 percent, 8 percent from higher product sales and an additional 7 percent from the royalty described previously in this review, and Latin America at 11 percent. Volume growth is currently expected to continue in 2013, particularly in emerging markets where crop area expansion and the increased usage of more modern products continue to drive sales growth. A more favorable economic environment in Asia Pacific in 2013 and the completion of the product phase outs in 2012 resulting from the range rationalization is expected to result in a return to volume growth in 2013 in the region. Local currency sales prices were increased by an average of 3 percent in 2012 and some further increases are targeted for 2013.

Lawn and Garden sales were impacted in 2012 by divestments and an acquisition completed during the year as noted previously in this review. 2013 will include the full year impact of these transactions, which Syngenta estimates will result in a 10 percent decrease in 2013 reported Lawn and Garden sales from 2012, before giving effect to any underlying sales progression in 2013.

Syngenta has significant currency exposures, with a short position against the US dollar in Swiss francs and British pounds, and a long position in Euros and many emerging market currencies. Forecast transaction exposures in the major currencies are hedged under a rolling 12 month program, largely through forward contracts. In 2012, Syngenta estimates the impact on underlying sales and costs of exchange rate movements to have been a net gain of approximately $20 million in relation to 2011, but this was more than offset by an adverse net hedging result of approximately $60 million, resulting in an adverse overall impact on operating income from exchange rate movements and related hedges of approximately $220 million when compared with 2011, which included net hedging gains of approximately $180 million. At rates at the beginning of January 2013, Syngenta expects a minor adverse impact on operating income from the underlying exposures offset by gains in related 2013 hedges. The combined favorable year-on-year impacts of the change in the net hedging result and loss from underlying exposures are estimated to total a net favorable variance of approximately $25-50 million. However, as emerging market currency exposures are largely unhedged, the actual impact may differ positively or negatively from this estimate. The net hedging result is reported within General and administrative in the consolidated income statement in Item 18.

Sales price increases noted above and cost savings programs across both Crop Protection and Seeds production are expected to offset increased cost of goods sold arising from raw material product purchase prices. Consequently, the 2013 gross margin percentage is currently expected to be slightly higher than the 2012 level at constant exchange rates excluding the impact on 2012 from the above mentioned royalty income, and broadly flat to slightly down compared with 2012 as reported including the royalty income. Underlying product costs are forecast to increase from higher costs of purchased commodities, mainly glyphosate, and increased crop commodity prices, which drive the costs of purchased seed, and the up-front impact of expanding capacity to meet planned higher future volumes. Increases in the oil price and other raw material costs in the first half of 2013 would reduce gross profit margin below the level noted above if they could not be passed on in higher sales prices, but increases later in the year are more likely to impact on 2014 due to the inventory carry period and may then be fully or partly recoverable through higher sales prices.

Syngenta plans to continue to increase its investments in sales and marketing and in research and development in 2013 to drive a long term increase in market share and to introduce new integrated solutions to meet farmers’ needs. Research and development expenditure is planned at approximately 9 percent of sales, and to increase at slightly more than the rate of sales growth at constant exchange rates. The increases will be partly offset by cost savings from the restructuring programs described in the above Restructuring and impairment section. General and administrative costs in 2012 included a charge of approximately $80 million to settle the Holiday Shores / City of Greenville litigation, which removed the ongoing legal costs. This was offset by gains arising from changes to US retiree medical provisions and in Syngenta’s venture capital activities, particularly relating to the acquisition of the remaining share of Pasteuria not previously owned by Syngenta at a price higher than the cost of Syngenta’s initial stake in the company. While these specific gains will not reoccur, similar gains may occur from time to time.

While it is not possible reliably to predict currency exchange gains and losses in 2013, based on interest and forward exchange rates prevailing at the start of the year it is currently expected that financial expense, net, in 2013 will be slightly higher than 2012 due to further sales growth in emerging markets.

Net income in 2013 will be impacted by restructuring and impairment charges related particularly to the integrated crop strategy program announced in February 2011. Restructuring and impairment charges in 2013 are forecast to be near the level incurred in 2012, excluding financial asset and other impairment losses and the losses realized in 2012 on the divestment of the Fafard growing media business and Syngenta Horticultural Services flowers distribution and brokerage business. However, actual charges could differ significantly from those forecast in any one calendar year as they are dependent on the timing of irrevocable restructuring commitments.

Subject to approval by the shareholders at the Annual General Meeting on April 23, 2013, the Board is recommending to increase the dividend to CHF 9.50 per share.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Item 11.

Appendix A

Reconciliation of non-GAAP measures to equivalent GAAP measures

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:


includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS as issued by the IASB; and

	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS as issued by the IASB.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses, impairment losses and divestment gains and losses. The Company presents these measures because:

	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period-to-period; and

	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period-to-period and thereby have a volatile impact on results.

Syngenta has been engaged in significant restructuring activities since the formation of the Company in 2000, including programs to integrate and extract synergies from the combined operations of the Zeneca agrochemicals business and the Novartis agribusiness, the integration of business combinations, the

Operational Efficiency programs and, beginning in 2011, the implementation of the integrated crop strategy. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivized to deliver the benefits of the associated restructuring and not to achieve short term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditures is performed on a similar project basis to that applied with capital investments.

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

Reconciliation of net income excluding restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

2012 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,292	(265)	2,557
Income/(loss) from associates and joint ventures	7	-	7
Financial expense, net	(147)	-	(147)
Income before taxes	2,152	(265)	2,417
Income tax expense	(277)	83	(360)
Net income	1,875	(182)	2,057
Attributable to non-controlling interests	(3)	-	(3)
Net income attributable to Syngenta AG shareholders	1,872	(182)	2,054
Tax rate	13%	31%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	20.43	(1.98)	22.41
Diluted earnings per share	20.32	(1.98)	22.30

2011 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,051	(245)	2,296
Income/(loss) from associates and joint ventures	15	–	15
Financial expense, net	(165)	–	(165)
Income before taxes	1,901	(245)	2,146
Income tax expense	(301)	55	(356)
Net income	1,600	(190)	1,790
Attributable to non-controlling interests	(1)	–	(1)
Net income attributable to Syngenta AG shareholders	1,599	(190)	1,789
Tax rate	16%	22%	17%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.40	(2.07)	19.47
Diluted earnings per share	17.31	(2.05)	19.36

2010 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,793	(177)	1,970
Income/(loss) from associates and joint ventures	25	(1)	26
Financial expense, net	(141)	–	(141)
Income before taxes	1,677	(178)	1,855
Income tax expense	(275)	42	(317)
Net income	1,402	(136)	1,538
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,397	(136)	1,533
Tax rate	16%	24%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	93		93
Basic earnings per share	15.07	(1.47)	16.54
Diluted earnings per share	14.99	(1.45)	16.44

2009 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,819	(147)	1,966
Income/(loss) from associates and joint ventures	(3)	(2)	(1)
Financial expense, net	(122)	–	(122)
Income before taxes	1,694	(149)	1,843
Income tax expense	(283)	42	(325)
Net income	1,411	(107)	1,518
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,408	(107)	1,515
Tax rate	17%	28%	18%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	94		94
Basic earnings per share	15.11	(1.15)	16.26
Diluted earnings per share	15.01	(1.14)	16.15

2008 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,880	(205)	2,085
Income/(loss) from associates and joint ventures	3	–	3
Financial expense, net	(169)	–	(169)
Income before taxes	1,714	(205)	1,919
Income tax expense	(315)	50	(365)
Net income	1,399	(155)	1,554
Attributable to non-controlling interests	–	–	–
Net income attributable to Syngenta AG shareholders	1,399	(155)	1,554
Tax rate	18%	24%	19%
Number of shares – basic (millions)	94		94
Number of shares – diluted (millions)	95		95
Basic earnings per share	14.90	(1.65)	16.55
Diluted earnings per share	14.77	(1.63)	16.40

Constant exchange rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2012 and 2011. For example, if a European entity reporting in Euro sold Euro 100 million of products in 2012 and 2011, Syngenta’s financial statements would report $128 million of revenues in 2011 (using 0.78 as the rate, which was the average exchange rate in 2012) and $140 million in revenues in 2011 (using 0.71 as the rate, which was the average exchange rate in 2011). The CER presentation would translate the 2012 results using the 2011 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Members of the Board of Directors (at February 14, 2013)

Qualifications, elections and terms of office
Syngenta is led by a strong and experienced Board of Directors (Board). The Board includes representatives from eight nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The activities performed by the non-executive Directors, apart from their duties as non-executive Directors of the Board of Syngenta, are not related to the Company.

The members of the Board are elected by the shareholders at the Annual General Meeting (“AGM”). The elections are held individually. According to the Articles of Incorporation, the terms of office are coordinated so that every year approximately one-third of all members of the Board are subject to election; a term of office may not exceed three years. The members of the Board automatically retire after the lapse of the twelfth year of office or, if earlier, on expiry of the seventieth year of age. In each case, retirement becomes effective on the date of the next Annual General Meeting following such event.

Role of the Board of Directors and the Board Committees
The Board exercises full and effective control of the Company. It holds ultimate responsibility for the strategy and for the supervision of executive management. In addition, the Board takes an active role in reviewing and enhancing Corporate Governance within Syngenta.

Changes announced

Martin Taylor will retire from his functions at Syngenta at the 2013 AGM for having reached the statutory limit of twelve years of office (Articles of Incorporation, article 20). As announced in October 2012, the Board has appointed Michel Demaré, member of the Board and of the Chairman’s Committee, to succeed Martin Taylor as Chairman of Syngenta as of the 2013 AGM.

Furthermore, on February 6, 2013, the Company has announced that Eleni Gabre-Madhin and Eveline Saupper shall be proposed to shareholders for election to the Board at the 2013 AGM. They step in for the retiring Board members as, besides Martin Taylor, the current Board members Peggy Bruzelius, Peter Thompson and Felix A. Weber will also retire from the Board at the 2013 AGM, all of them for having reached the statutory limit of twelve years of office.

Board of Directors:
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

The Company Secretary acts as Secretary to the Board.

The Board meets on a regular basis. The Chairman, after consultation with the Chief Executive Officer (CEO), determines the agenda for the Board meetings. Any member of the Board of Directors may request the convening of a meeting or the inclusion of items of business in the agenda. In 2012, apart from the Board meetings, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

The Board regularly reviews its own and senior management’s performance, and takes responsibility for succession planning.

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

The Board has delegated the operational management of business operations to the Executive Committee.

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

-
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request the minutes are available to all members of the Board.

-	Board Committees regularly meet as appropriate with members of management, external advisors and the external auditor.
-	Important information is regularly sent to the Board.

Internal Audit
Internal Audit, as an inspecting and monitoring body, carries out control, operational and system audits. All organizational subsidiaries are within the scope of internal audit. Audit plans are reviewed and approved by the Audit Committee, and any suspected irregularities are reported without delay. Internal Audit shares reports with the external auditor.

In connection with the operation of controls, including controls over financial reporting, a self-certification “Letter of Assurance” process is in place. The letters of assurance are cascaded down through the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit and the Audit Committee. Internal Audit reports on issues arising from internal audits to the Audit Committee. The Audit Committee reports to the Board.

External auditor
The external auditor is accountable to the Audit Committee, the Board and ultimately to the shareholders. At the completion of the audit, the external auditor presents and discusses the audit reports on the financial statements and internal controls with the Audit Committee, highlighting the significant accounting and auditing matters addressed during the course of the audit. The external auditor regularly participates in the Audit Committee meetings, and at least once a year the lead partners take part in a meeting with the Board.

Board of Directors oversight over external audit
The Audit Committee, on behalf of the Board of Directors, is responsible for monitoring the performance of the external auditor and verifying its independence. In addition, the Audit Committee monitors the implementation of findings of the external auditor by management. The Audit Committee meets regularly with the external auditor. In addition, it prepares proposals for the appointment or removal of the external auditor for submission to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the external auditor. It reports to the Board of Directors about the discussions with the external auditor.

Board of Directors

Members	Meetings attended1
Martin Taylor2	7
Jürg Witmer	7
Michael Mack	7
Vinita Bali3	6
Stefan Borgas	7
Gunnar Brock3	6
Peggy Bruzelius	6
Michel Demaré3	6
David Lawrence	7
Peter Thompson	7
Jacques Vincent	7
Felix A. Weber	7

1	Seven meetings held in 2012, thereof one phone conference
2	Chairman
3	Appointed to the Board at the AGM on April 24, 2012

Chairman’s Committee
Responsibilities

-	prepares the meetings of the Board of Directors
-	makes decisions on behalf of the Board in urgent cases
-	deals with all business for the attention of the Board of Directors, and comments on matters falling within the Board’s authority before the latter makes any decision on them
-	acts as Nomination Committee for Board successions
-	upon request of the CEO, approves on its own authority appointments to selected senior positions
-	approves acquisitions/divestments of companies, businesses, fixed assets, land, IT projects, product lines and licenses within the financial limits established by the Board of Directors.

The Chairman’s Committee consists of four members: the Chairman, the Vice Chairman, the CEO and one other member of the Board; the Company Secretary acts as Secretary to the Committee.

Members	Meetings attended1
Martin Taylor2	5
Jürg Witmer	5
Michael Mack	5
Michel Demaré3	3

1	Five meetings held in 2012
2	Chairman
3	Appointed to the Board at the AGM on April 24, 2012

Audit Committee
Responsibilities

-	monitors the performance of external and internal auditors as well as the independence of the external auditor
-	monitors the implementation of findings of external and internal auditors by Management
-	assesses the quality of the financial reporting and prepares Board decisions in this area
-	reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations.

The Audit Committee consists of at least three independent, non-executive Directors; a member of the Corporate Legal Department acts as Secretary to the Committee1.

Members	Meetings attended2
Peggy Bruzelius3	5
Stefan Borgas	5
Gunnar Brock4	4
Peter Thompson	5

1	The external auditor attended all meetings in 2012
The CFO is generally invited to the meetings of the Audit Committee
2	Five meetings held in 2012
3	Chairman
4	Appointed to the Board at the AGM on April 24, 2012

Compensation Committee
Responsibilities

-	reviews and sets the compensation of the members of the Executive Committee
-	makes recommendations to the Board on the compensation of the Chairman, the CEO and the members of the Board
-	approves the structure of the compensation plans for senior management based on the CEO’s recommendations
-	defines the rules of the Long-Term Incentive Plan (LTI) and the Deferred Share Plan (DSP).

The Compensation Committee consists of four non-executive Directors; the Head Human Resources acts as Secretary to the Committee1.

Members	Meetings attended2
Felix A. Weber3	3
Michel Demaré4	1
Jacques Vincent	3
Jürg Witmer	3

1	The CEO attends the Compensation Committee meetings as a permanent guest, except when his own compensation or other subjects with reference to his own situation are discussed
2	Three meetings held in 2012
3	Chairman
4	Appointed to the Board at the AGM on April 24, 2012

Corporate Responsibility Committee
Responsibilities

-	acts as custodian of the Board in all Corporate Responsibility matters
-	reviews Corporate Responsibility related actions proposed by the Executive Committee
-	monitors the effectiveness of the implementation of Corporate Responsibility related internal policies.

The Corporate Responsibility Committee consists of at least three non-executive Directors and the CEO; the Company Secretary acts as Secretary to the Committee.

Members	Meetings attended1
Martin Taylor2	2
Michael Mack	2
Vinita Bali3	2
David Lawrence	2

1	Two meetings held in 2012
2	Chairman
3	Appointed to the Board at the AGM on April 24, 2012

Board of Directors
(at February 14, 2013)

Martin Taylor
Born: June 8, 1952 Nationality: British
Initial Appointment: 2000 Term of Office: 2013

Functions in Syngenta
Chairman of the Board, non-executive Director
Chairman of the Chairman’s Committee and the Corporate Responsibility Committee
He is also Chairman of the Syngenta Foundation for Sustainable Agriculture.

Martin Taylor will retire from his functions at Syngenta at the 2013 AGM for having reached the statutory limit of twelve years of office. He will be succeeded as Chairman of the Board of Syngenta by Michel Demaré, currently non-executive Director of the Board.

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

Jürg Witmer
Born: June 22, 1948 Nationality: Swiss
Initial Appointment: 2006 Term of Office: 2015

Functions in Syngenta
Vice Chairman, non-executive Director
Member of the Chairman’s Committee and of the Compensation Committee

Professional background
Jürg Witmer is currently Chairman of Givaudan SA and a Director of Zuellig Group Hong Kong. Until March 2012, he was also Chairman of Clariant AG. He joined Roche (1978) in the legal department and subsequently held a number of positions including Assistant to the CEO, General Manager and China Project Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. Thereafter he became Chief Executive Officer of Givaudan Roure (1999) and then Chairman of the Board of Directors of Givaudan (2005).

Jürg Witmer has a doctorate in law from the University of Zurich, as well as a degree in international studies from the University of Geneva.

Michael Mack
Born: April 19, 1960 Nationality: American
Initial Appointment: 2008 Term of Office: 2013

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Vinita Bali
Born: November 11, 1955 Nationality: Indian
Initial Appointment: 2012 Term of Office: 2014

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee

Professional background
Vinita Bali has been Managing Director and Chief Executive Officer of Britannia Industries, India’s public listed premier food company, since 2005. She also serves as a Director on the boards of Titan Industries, Piramal Glass, the Wadia Group Companies and GAIN (Global Alliance for Improved Nutrition).

She started her career in India with the Tata Group, and then joined Cadbury India, subsequently working for Cadbury in the UK, Nigeria and South Africa. From 1994 onwards she held a number of senior positions in marketing and general management at The Coca-Cola Company in the USA and Latin America, becoming Head of Corporate Strategy in 2001, and then joined the Zyman Group as Head of its Business Strategy practice in the USA in 2003.

Vinita Bali holds an MBA from Jamnalal Bajaj Institute of Management, and a Bachelor degree from the University of Delhi.

Stefan Borgas
Born: September 11, 1964 Nationality: German
Initial Appointment: 2009 Term of Office: 2015

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Stefan Borgas is President and Chief Executive Officer of Israel’s ICL Group since September 2012. Prior to this he was CEO of Lonza Group from June 2004 to January 2012 after having spent 14 years with BASF Group where he held various leadership positions in Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China. Stefan Borgas is also a member of the Board of the Swiss Management Gesellschaft (SMG).

Stefan Borgas holds a degree in Business Administration from the University of Saarbrücken and an MBA from the University of St. Gallen.

Gunnar Brock
Born: April 12, 1950 Nationality: Swedish
Initial Appointment: 2012 Term of Office: 2014

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Gunnar Brock is Chairman of Stora Enso, Mölnlycke Health Care and Rolling Optics and a member of the Board of Investor AB, Total SA and Stena AB. He worked for the Tetra Pak group for many years, with spells in Asia, Australia and Europe, returning – after a period as President and Chief Executive Officer of Alfa Laval – to become President and Chief Executive Officer of the Tetra Pak Group, headquartered in Switzerland. From 2002 to 2009 he served as President and Chief Executive Officer of the Atlas Copco Group.

Gunnar Brock holds an MBA from the Stockholm School of Economics.

Peggy Bruzelius
Born: November 13, 1949 Nationality: Swedish
Initial Appointment: 2000 Term of Office: 2013

Functions in Syngenta
Non-executive Director
Chairman of the Audit Committee

Professional background
Peggy Bruzelius is currently Chairman of Lancelot Holding AB. In addition she serves as a Director of Akzo Nobel NV, Axfood AB, Diageo plc and Skandia Mutual Life Insurance AB. Peggy Bruzelius is a member of the Royal Swedish Academy of Engineering Sciences. Previously she was Vice Chairman of Electrolux AB (1996-2012), a Director of Husqvarna AB (2006-2012), Executive Vice President of SEB-bank (1997–1998) and Chief Executive Officer of ABB Financial Services (1991–1997).

Peggy Bruzelius holds a Master of Science from the Stockholm School of Economics and an Honorary Doctorate from the same university.

Michel Demaré
Born: August 31, 1956 Nationality: Belgian
Initial Appointment: 2012 Term of Office: 2014

Functions in Syngenta
Non-executive Director
Member of the Chairman’s Committee and of the Compensation Committee

Michel Demaré has handed in his resignation as CFO and Executive Vice President of ABB effective February 1, 2013, in order to focus on his board responsibilities. He will succeed Martin Taylor as Chairman of the Board of Syngenta as of the 2013 Annual General Meeting.

Professional background

Michel Demaré has been Chief Financial Officer of ABB since 2005, serving in addition, between late 2008 and March 2011, as the company’s President of Global Markets. Between February and September 2008 he was ABB’s acting Chief Executive Officer. Previously he had been Chief Financial Officer Europe for Baxter International Inc. He joined Baxter in 2002 after 18 years in the Dow Chemical Company, where he held various treasury and business Chief Financial Officer positions in Europe (including Switzerland) and the US. He is Vice Chairman of the Board of UBS, a member of the Board Committee of SwissHoldings and a member of the IMD Foundation Board in Lausanne.

Michel Demaré has an MBA from the Katholieke Universiteit at Leuven.

David Lawrence
Born: March 9, 1949 Nationality: British
Initial Appointment: 2009 Term of Office: 2015

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee and
Chairman of the Science and Technology Advisory Board

Professional background
David Lawrence was Head Research & Development at Syngenta from September 1, 2002 until the end of September, 2008. Prior to this role, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. He was a member of the UK Foresight Lead Expert Group on Food and Farming. Currently he is a member of the BBSRC Council and of the UK Industrial Biotechnology Leadership Team. He is also a Board member for Rothamsted Research, Chairman of the UK Biosciences Knowledge Transfer Network Board, and a member of the World Economic Forum Biotechnology Council.

David Lawrence graduated in chemistry from Oxford University with an MA and DPhil in chemical pharmacology.

Peter Thompson
Born: September 15, 1946 Nationality: American
Initial Appointment: 2000 Term of Office: 2013

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

Jacques Vincent
Born: April 9, 1946 Nationality: French
Initial Appointment: 2005 Term of Office: 2013

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

Felix A. Weber
Born: November 2, 1950 Nationality: Swiss
Initital Appointment: 2000 Term of Office: 2013

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

Executive Committee

Under the direction of the Chief Executive Officer (CEO), the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officer (COO) EAME & Latin America, the Chief Operating Officer (COO) APAC & North America, the Chief Financial Officer (CFO), the Head Research & Development, the Head Global Operations, the Head Business Development, the Head Legal & Taxes and the Head Human Resources.

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

Members
Michael Mack1
Alejandro Aruffo2
John Atkin
Robert Berendes
Christoph Mäder
Caroline Luscombe
Mark Peacock
Davor Pisk
John Ramsay

1	CEO
2	see additional information in Members of the Executive Committee.

Members of the Executive Committee
(at February 14, 2013)

Michael Mack
Born: April 19, 1960 Nationality: American
Appointment: 2008

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996 he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012.

Michael Mack has a degree in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

John Atkin
Born: September 1, 1953 Nationality: British
Appointment: 2000

Function in Syngenta
Chief Operating Officer

Professional background
Prior to his current role as Chief Operating Officer Syngenta, John Atkin was Chief Operating Officer for Syngenta Crop Protection, from the foundation of the company in 2000 until February 2011. Before that, he was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998), and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998, he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008 he was appointed Visiting Professor at the Institute for Research on Environment and Sustainability (IRES) at the University of Newcastle upon Tyne. He was appointed as a non-executive Director of Driscoll’s in 2011.

He graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in agricultural zoology.

Robert Berendes
Born: February 14, 1965 Nationality: German
Appointment: 2007

Function in Syngenta
Head Business Development

In addition to his responsibilities, Robert Berendes assumed ad interim leadership for Syngenta’s Research & Development on October 22, 2012 until his successor is appointed.

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

Caroline Luscombe
Born: February 28, 1960 Nationality: British
Appointment: 2012

Function in Syngenta
Head Human Resources

Professional Background
Caroline Luscombe joined Syngenta as Head Human Resources in January 2010. Prior to this, she held several senior HR roles in the GE group, namely Head HR for GE Capital Global Banking (2009), HR Leader for GE Money and GE Money EMEA (2006–2008), HR Leader for GE Healthcare Bio-Sciences (2004–2006) and, before its acquisition by GE, Executive Vice President HR for Medical Diagnostics, Amersham plc (2001–2004). From 1997 to 2001, she worked in the chemical sector for Laporte plc and was promoted to Head of HR in 2000. She also held senior HR roles in Rhone-Poulenc Rorer (formerly Fisons plc, 1995–1996) and Tiphook plc (1989–1995). She started her career in finance at Arthur Young McClelland Moore and was UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company (1983–1989).

She holds a Bachelor’s degree in German from University College, London.

Christoph Mäder
Born: July 21, 1959 Nationality: Swiss
Appointment: 2000

Functions in Syngenta
Head Legal & Taxes and Company Secretary

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

Mark Peacock
Born: February 2, 1961 Nationality: British
Appointment: 2007

Function in Syngenta
Head Global Operations

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

Davor Pisk
Born: March 16, 1958 Nationality: British
Appointment: 2008

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

John Ramsay
Born: October 3, 1957 Nationality: British
Appointment: 2007

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

He is a Chartered Accountant and also holds an honors degree in Accounting.

In memory of Alejandro Aruffo
1959-2013

We were deeply saddened by the loss of Dr. Alejandro Aruffo, Head Research & Development and a member of the Syngenta Executive Committee.

Having completed his studies at the University of Washington and Harvard, Dr. Aruffo pursued a highly successful career in pharmaceutical research at Bristol-Myers Squibb and Abbott. On joining Syngenta in 2008, Dr. Aruffo assumed global responsibility for the company’s combined chemical and biological research and development. With his broad leadership experience and advanced analytical and strategic capabilities, he made an enduring contribution to strengthening innovation at Syngenta. The Board, the Executive Committee and employees owe a lasting debt of gratitude to Dr. Aruffo. We have lost a remarkable personality and a good friend.

We honor the memory of Dr. Aruffo, and our heartfelt sympathy goes to his wife Linda and his two children.

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

Compensation Report

Compensation, shareholdings and loans

Syngenta refers to the following discussion and disclosures regarding compensation, shareholdings and loans as its “Compensation Report” (or “report”). References herein to the “2011 report” are referring to the Compensation Report included in the “Compensation, shareholdings and loans” section of Item 6 in Syngenta’s annual report on Form 20-F for the year ended December 31, 2011, as filed on February 16, 2012.

Content and method of setting compensation and share-based awards

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented below have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88). The exchange rate movement from 2011 to 2012 decreased reported US dollar compensation amounts by 5 percent from what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Overview

The Compensation Report provides a comprehensive overview of Syngenta’s compensation principles, elements, structure and governance. In accordance with Appendix 1 of the Swiss Code of Best Practice for Corporate Governance and in line with Swiss law and the relevant reporting standards, it includes detailed information on the compensation of the Board of Directors and the Executive Committee for 2012. The compensation system will be submitted to an advisory vote of the shareholders at the Annual General Meeting.

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

Compensation of Board of Directors and the Executive Committee
The Compensation Committee annually reviews the compensation and, periodically, pension, insurance and other benefits of the members of the Executive Committee. The benchmarks used are a set of relevant, comparable companies and markets that are selected to provide the best representation of the labor markets and industries in which Syngenta competes for top talent. In 2012, the peer groups were as follows:

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

The Board of Directors and the Compensation Committee currently consult with an external provider on compensation policy matters, benchmarking of the Executive Committee and Board of the Directors and other relevant compensation-related market information. When necessary, other independent compensation advisors are consulted. In addition, support and expertise are provided by internal compensation experts, including the Head Human Resources and Global Head of Compensation and Benefits.

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

Table 1. Fixed and variable compensation
Fixed compensation	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All employees	Description	Linkage to compensation principles
Fixed pay	•	•	•	•	•	Cash – all employees Members of the Board may opt for cash and/or shares	Attract and retain high quality employees; reference to relevant markets and comparable companies
Variable compensation
Short-Term Incentive (STI)			•	•	•	Cash – all employees	Performance-based compensation
Deferred Share Plan (DSP)			•	•		For senior management and Executive Committee, deferred share awards or shares and matching shares¹	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Long-Term Incentive Plan (LTI)			•	•		For senior management and Executive Committee, stock options and RSUs	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Sales Incentive Plan (SIP)		•	•	Cash – sales employees only	Performance-based compensation
Employee Share Purchase Plan (ESPP)	•	•	•	Plan for all Switzerland-based Syngenta employees: share purchase up to CHF 5,000².– p.a. at 50 percent discount rate3	Identification with and commitment towards Company

1	In Switzerland, employees are offered a choice of share awards or shares under the DSP and in all other countries, share awards. For purposes of this report, both are referred to as “share awards”
2	Equivalent to $5,376 using the average exchange rate for 2012 of 0.93 CHF per $
3	Employee Share Purchase Plans are also established in many other countries

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

Both the individual and financial percentage awards can range from zero to 200 percent of the STI target. The STI payout is limited to two times the target award. In addition, the STI payout at all levels is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget.

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

Granting equal allocations of stock options and RSUs balances the advantages and risks of these instruments. The awards allow participants to benefit from increases in the stock price over time; however, participants are equally exposed to decreases in the stock price.

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

For both stock options and RSUs, if retirement age is reached prior to expiration of the vesting period, vesting is accelerated.

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

The Swiss ESPP allows participants to purchase shares at 50 percent of the share price at the date of purchase, up to a maximum value of CHF 5,000 (equivalent to $5,376 using the average exchange rate for 2012 of 0.93 CHF per $). These shares are subject to a blocking period of three years. Regulations of the Swiss ESPP allow all employees in Switzerland, including members of the Executive Committee, to be eligible to participate in the ESPP.

Where reasonably possible, similar all-employee share purchase plans are in operation in other countries, taking into account local practices, tax and legal requirements.

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

Table 5. Annual fees for non-executive Directors
Function	Annual fee1
Base fees: Chairman of the Board	1,720,430
Vice-Chairman of the Board	403,226
Member of the Board	231,183
Additional fees 2: Member of the Chairman’s Committee	107,527
Head of the Audit Committee	118,280
Member of the Audit Committee	32,258
Head of the Compensation Committee	91,398
Member of the Compensation Committee	26,882
Member of the Corporate Responsibility Committee	21,505
Chairman of the Science and Technology Advisory Board	21,505

1
All fee amounts are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2012. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88). The exchange rate movement from 2011 to 2012 decreased reported US dollar compensation amounts by 5 percent from what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

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

Compensation of the CEO
The CEO is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of 2012 compensation for members of the Executive Committee.

2012 Compensation of the Board of Directors
The Board of Directors, at the recommendation of the Compensation Committee, took the decision not to increase the annual fees of the non-executive Directors in 2012.

Vinita Bali, Gunnar Brock and Michel Demaré were elected to the Board of Directors at the AGM 2012. The fees in cash and restricted shares and the Company paid social security cost figures presented are the annual amounts paid prorated based on the number of days worked in 2012.

Table 6a. Compensation of non-executive Directors in 2012
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company paid social security cost	Total annual cost
Martin Taylor	1,446,176	-	274,254	–	791	791	235,194	1,955,624	220,174	2,175,798
Vinita Bali2	173,767	-	-	–	–	–	-	173,767	11,087	184,854
Stefan Borgas	131,720	-	131,753	–	397	397	-	263,473	12,158	275,631
Gunnar Brock2	181,160	-	-	–	–	–	-	181,160	40,235	221,395
Peggy Bruzelius	349,462	-	-	–	–	–	-	349,462	77,616	427,078
Michel Dermaré2, 3	9,957	-	241,683	–	728	728	-	251,640	10,035	261,675
Pierre Landolt4, 5	78,952	-	-	–	–	–	-	78,952	5,151	84,103
David Lawrence6	137,097	137,395	-	414	–	414	-	274,492	-	274,492
Peter Thompson	131,720	131,753	-	397	–	397	-	263,473	-	263,473
Jacques Vincent	64,604	193,813	-	584	–	584	-	258,417	-	258,417
Rolf Watter4	105,853	-	-	–	–	–	-	105,853	6,022	111,875
Felix A. Weber	322,581	-	-	–	–	–	-	322,581	53,034	375,615
Jürg Witmer	403,226	-	-	–	–	–	-	403,226	21,141	424,367
Total	3,536,275	462,961	647,690	1,395	1,916	3,311	235,194	4,882,120	456,653	5,338,773

1	Housing, commuting and tax services, including refund of relevant tax (cash)
2
Vinita Bali, Gunnar Brock and Michel Demaré were elected to the Board of Directors at the AGM 2012. The Fee in cash and Company paid social security cost figures presented are the annual amounts paid prorated based on the number of days worked in 2012.

3
Michel Demaré elected to receive a portion of his annual compensation in restricted shares. The Number of restricted shares figure presented is the annual number of shares received prorated based on the number of days worked in 2012; the Fee in restricted shares figure presented is the monetary value of the prorated share amount.

4
Pierre Landolt and Rolf Watter retired from the Board of Directors at the AGM 2012. The figures under Fee in cash are the non-executives’ annual total compensation prorated based on the number of days worked in 2012.

5	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee
6	The social security cost is not determined at the time of preparing this report

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2012. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88). The exchange rate movement from 2011 to 2012 decreased reported US dollar compensation amounts by 5 percent from what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 6b. Compensation of non-executive Directors in 2011
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/ cash1	Total annual fee/benefits received	Company paid social security cost	Total annual cost
Martin Taylor	1,752,192	-	350,081	–	1,103	1,103	174,668	2,276,941	-	2,276,941
Stefan Borgas	83,523	-	195,138	–	612	612	-	278,661	14,993	293,654
Peggy Bruzelius	369,318	-	-	–	–	–	-	369,318	81,951	451,269
Pierre Landolt2	13,978	253,168	-	794	–	794	-	267,146	17,428	284,574
David Lawrence	144,886	145,077	-	455	–	455	-	289,963	-	289,963
Peter Thompson	278,409	-	-		–	–	-	278,409	-	278,409
Jacques Vincent	68,234	204,703	-	642	–	642	-	272,937	-	272,937
Rolf Watter	178,977	-	179,195	–	562	562	-	358,172	20,374	378,546
Felix A. Weber	340,909	-	-	–	–	–	-	340,909	22,180	363,089
Jürg Witmer	426,136	-	-	–	–	–	-	426,136	27,669	453,805
Total	3,656,562	602,948	724,414	1,891	2,277	4,168	174,668	5,158,592	184,595	5,343,187

1	Housing, commuting and tax services, including refund of relevant tax (cash)
2	According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2011. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2011 is 0.88. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2012 Compensation of members of the Executive Committee
In 2012, the members of the Executive Committee, including the CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in Table 7 below.

The Compensation Committee determined that none of the Executive Committee members, including the CEO, would receive an increase in salary in 2012. In 2012, the CEO received the highest total compensation; his compensation is reported in Table 8.

Caroline Luscombe, Head Human Resources, joined the Executive Committee in October 2012. The figures for 2012 in Table 7 include her compensation for the full year. The figures for 2011 do not include her compensation.

Tables 7 and 8 show in the column “compensation 2011” the number of share awards, RSUs and stock options that were granted on February 23, 2012, for the year 2011 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2011 report and are disclosed retroactively in this 2012 report. As a consequence, the actual values of the granted share awards, stock options and RSUs differ slightly from the values reported in 2011. This is because the number of share awards, stock options and RSUs at grant is rounded to the next whole numbers of units.

The link between performance and pay in 2012
For Executive Committee members, a greater emphasis is placed on the achievement of financial results.  Group financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance.  The Group financial performance measures are earnings per share (EPS) and return on invested capital (ROIC).  EPS performance is assessed in relation to internal targets based on expectations for each of the Group’s operating segments.  Following an exceptional performance in 2011, EPS in 2012 was again very strong. It was influenced by two items for which the timing was difficult to predict: these were trait royalty income of around $200 million and a net $80 million charge for the settlement of US litigation relating to the herbicide atrazine.  ROIC was maintained at a high level.

Individual performance related pay is based on a range of measures relating to progress in driving sustainable long term growth in the business. In 2012, these included the development and global implementation of crop-based strategies; the selection of investment opportunities; the successful execution of acquisitions including strategic partnerships; and the progression of Syngenta’s R&D pipeline, with increasing emphasis on novel integrated solutions.

In addition, the ability to attract and retain talent is assessed as another key factor for the longer term success of the company.  The underlying employee attrition rate of less than 6 percent in 2012 illustrates Syngenta’s attractiveness as an employer.  The company aims to promote diversity and in 2012 the percentage of women in senior management increased, as did the number of nationalities represented. Safety for the entire workforce is of paramount importance and has been set as a key performance indicator for all leaders and employees.  In 2012 the recordable injury and illness rate was improved from 0.44 to 0.39 per 200,000 hours, beating the target of 0.50 for the third successive year.

Table 7. Compensation for members of the Executive Committee (a total of 9 people in 20121)
	Number of units		Values
Compensation elements	2012	2011	2012	2011
Fixed compensation in cash			8,040,929	7,699,967
Allowances in cash			248,060	252,297
STI compensation in cash2			1,421,742	2,040,131
Total compensation in cash			9,710,731	9,992,395
DSP deferred shares3, 4, 5	–	17,681	2,976,723	6,035,650
DSP matching shares3, 4, 6	–	17,681	2,976,723	6,035,650
LTI options3, 4, 7	–	61,508	3,521,129	3,856,831
LTI RSUs3, 4, 8	–	11,302	3,521,129	3,858,092
ESPP shares	104	126	20,090	19,477
Insurance, pension costs			1,956,033	1,899,152
Benefits in kind9			270,263	161,389
Total compensation			24,952,821	31,858,636
Company social security cost10			632,172	960,815

Compensation related to earlier years
DSP matching shares11	19,803	7,979	6,362,512	2,851,586
Company social security cost			586,340	339,919

Notes refer to 2012 unless other years are indicated.

1
Caroline Luscombe, Head Human Resources, joined the Executive Committee in October 2012. The figures for 2012 in this table include her compensation for the full year. The figures for 2011 do not include her compensation

2	Short-term incentive in cash, payable in 2013 for 2012
3	The numbers of deferred shares, matching shares, options and RSUs for 2011 were granted on February 23, 2012, after the preparation of the 2011 report
4	The numbers of shares, options and RSUs at grant for 2011 were rounded to the next whole number, consequently the values actually granted differ slightly from the values disclosed in the 2011 report
5	Short-term incentive in deferred shares or share awards, which will be granted in 2013 for 2012 (the number of shares is not determined at the time of preparing this report)
6	Actual value of DSP matching shares, which will be granted in 2016 (the number of shares is not determined at the time of preparing this report)
7	Long-term incentive in options, which will be granted in 2013 for 2012 (the number of options is not determined at the time of preparing this report)
8	Long-term incentive in RSUs, which will be granted in 2013 for 2012 (the number of RSUs is not determined at the time of preparing this report)
9	Value of housing, commuting, relocation, education and tax services including refund of relevant tax (cash)
10	Due to the rounding of allocated units (see footnote 4), the cost differs slightly from the value disclosed in the 2011 report
11	Matching shares, which were granted in 2012 for 2008

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2012. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88). The exchange rate movement from 2011 to 2012 decreased reported US dollar compensation amounts by 5 percent from what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 8. Highest compensation for a member of the Executive Committee
	Number of units		Values
Compensation elements	2012	2011	2012	2011
Fixed compensation in cash			1,650,542	1,681,824
Allowances in cash			103,419	107,490
STI compensation in cash1			277,935	529,091
Total compensation in cash			2,031,896	2,318,405
DSP deferred shares2, 3, 4	–	6,200	1,111,742	2,116,455
DSP matching shares2, 3, 5	–	6,200	1,111,742	2,116,455
LTI options2, 3, 6	–	20,388	1,209,677	1,278,420
LTI RSU2, 3, 7	–	3,746	1,209,677	1,278,748
ESPP shares	13	18	2,511	2,783
Insurance, pension costs			444,461	468,947
Benefits in kind8			43,659	51,290
Total compensation			7,165,365	9,631,503
Company social security cost9			168,831	267,666

Compensation related to earlier years
DSP matching shares10	6,650	1,652	2,136,581	590,402
Company social security cost			226,654	51,020

Notes refer to 2012 unless other years are indicated.

1	Short-term incentive in cash, payable in 2013 for 2012
2	The numbers of deferred shares, matching shares, options and RSUs for 2011 were granted on February 23, 2012, after the preparation of the 2011 report
3	The numbers of shares, options and RSUs at grant for 2011 were rounded to the next whole number; consequently the values actually granted differ slightly from the values disclosed in the 2011 report
4	Short-term incentive in deferred shares or share awards, which will be granted in 2013 for 2012 (the number of shares is not determined at the time of preparing this report)
5	Actual value of DSP matching shares, which will be granted in 2016 (the number of shares is not determined at the time of preparing this report)
6	Long-term incentive in options, which will be granted in 2013 for 2012 (the number of options is not determined at the time of preparing this report)
7	Long-term incentive in RSUs, which will be granted in 2013 for 2012 (the number of RSUs is not determined at the time of preparing this report)
8	Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)
9	Due to the rounding of allocated units (see footnote 3), the cost differs slightly from the value disclosed in the 2011 report
10	Matching shares, which were granted in 2012 for 2008

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2012. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88). The exchange rate movement from 2011 to 2012 decreased reported US dollar compensation amounts by 5 percent from what they would have been had the exchange rate remained constant. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2012 Holding of shares and options

Table 9. Holding of shares of non-executive Directors* at December 31, 2012 and 2011
	Number of unrestricted shares		Number of restricted shares		% voting rights
Non-executive Directors	2012	2011	2012	2011	2012	2011
Martin Taylor	8,068	8,298	3,383	4,425	< 0.1%	< 0.1%
Vinita Bali1	–	–	–	–	< 0.1%	< 0.1%
Stefan Borgas	–	–	2,052	1,655	< 0.1%	< 0.1%
Gunnar Brock1	–	–	–	–	< 0.1%	< 0.1%
Peggy Bruzelius	2,464	2,464	–	–	< 0.1%	< 0.1%
Michel Demaré1	75	–	1,059	–	< 0.1%	< 0.1%
David Lawrence	12,119	11,705	–	–	< 0.1%	< 0.1%
Peter Thompson	1,695	1,298	–	–	< 0.1%	< 0.1%
Jacques Vincent	3,682	4,098	–	–	< 0.1%	< 0.1%
Felix A. Weber	2,242	440	845	990	< 0.1%	< 0.1%
Jürg Witmer	4,756	4,500	–	256	< 0.1%	< 0.1%
Total unrestricted/restricted shares	35,101	32,803	7,339	7,326	< 0.1%	< 0.1%
Pierre Landolt2, 3 (January 1 - April 24, 2012)		8,319		509	< 0.1%	< 0.1%
Rolf Watter3 (January 1 - April 24, 2012)		2,053		2,443	< 0.1%	< 0.1%
Total shares	42,440	53,453
	Number of unrestricted ADS		Number of restricted ADS		% voting rights
	2012	2011	2012	2011	2012	2011
Peter Thompson	–	5,000	–	–	< 0.1%	< 0.1%
Total American Depositary Shares (ADS)	–	5,000	–	–	< 0.1%	< 0.1%

1	Vinita Bali, Gunnar Brock and Michel Demaré were elected to the Board of Directors at the AGM 2012
2	According to Pierre Landolt and the Sandoz Family Foundation, of the total amounts, 7,469 shares were held by the Foundation at December 31, 2011
3	Pierre Landolt and Rolf Watter retired from the Board of Directors at the AGM 2012
*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10a. Holding of shares by members of the Executive Committee* at December 31, 2012
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Michael Mack	25,811	10,744	< 0.1%	–	10,696	9,676	56,927
Alejandro Aruffo	4,043	510	< 0.1%	2,572	3,034	2,676	12,835
John Atkin	1,887	4,372	< 0.1%	–	4,324	3,842	14,425
Robert Berendes	73	305	< 0.1%	1,307	1,612	2,774	6,071
Caroline Luscombe	–	48	< 0.1%	897	897	1,633	3,475
Christoph Mäder	5,641	2,090	< 0.1%	–	2,042	2,401	12,174
Mark Peacock	19	48	< 0.1%	2,734	2,734	2,302	7,837
Davor Pisk	3,884	3,476	< 0.1%	–	3,428	2,988	13,776
John Ramsay	276	3,340	< 0.1%	–	3,292	2,907	9,815
Total Executive Committee shares	41,634	24,933	< 0.1%	7,510	32,059	31,199	137,335

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control and any legal or natural person that acts as their fiduciary

Table 10b. Holding of shares by members of the Executive Committee* at December 31, 2011
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	% voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	Vested/ unvested
Michael Mack	14,896	11,200	< 0.1%	–	11,146	9,679	46,921
Alejandro Aruffo	4,024	516	< 0.1%	2,764	3,226	2,171	12,701
John Atkin	12,976	4,944	< 0.1%	–	4,890	3,980	26,790
Robert Berendes	3,856	324	< 0.1%	1,473	1,778	2,849	10,280
Christoph Mäder	3,661	2,308	< 0.1%	–	2,254	2,367	10,590
Mark Peacock	24	54	< 0.1%	3,094	3,094	2,416	8,682
Davor Pisk	2,865	3,476	< 0.1%	–	3,422	2,802	12,565
John Ramsay	768	3,528	< 0.1%	–	3,474	2,812	10,582
Total Executive Committee shares	43,070	26,350	< 0.1%	7,331	33,284	29,076	139,111

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11a. Holding of options by non-executive Directors* at December 31, 2012
Year of allocation	2005	2004	2004	2003
Underlying equity	Share	ADS	Share	Share
Term (years)	10	11	11	11
Exercise period (years)	7	8	8	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1
Exercise price CHF	127.38		89.30	59.70
Exercise price USD		14.53
Vesting status	All vested
Options held at December 31, 2012:
Peter Thompson1	1,363	6,560	–	2,652
Felix A. Weber	1,615	–	2,050	–
Totals by grant year	2,978	6,560	2,050	2,652
Total options on ADS	6,560
Total options on shares	7,680

After 2005 no options were granted to non-executive Directors. Non-executive Directors not listed in this table do not hold any options.

1	Peter Thompson holds options over shares and ADS
*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11b. Holding of options by non-executive Directors* at December 31, 2011
Year of allocation	2005	2004	2004	2003	2002
Underlying equity	Share	ADS	Share	Share	Share
Term (years)	10	11	11	11	11
Exercise period (years)	7	8	8	8	8
Option: share /ADS ratio	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	127.38		89.30	59.70	98.00
Exercise price USD		14.53
Vesting status		All vested
Options held at December 31, 2011:
Pierre Landolt1	3,532	–	4,484	2,652	1,713
Peter Thompson2	1,363	6,560	–	2,652	1,713
Rolf Watter	1,682	–	–	–	–
Felix A. Weber	1,615	–	2,050	2,121	3,425
Totals by grant year	8,192	6,560	6,534	7,425	6,851
Total options on ADS	6,560
Total options on shares	29,002

After 2005 no options were granted to non-executive Directors. Non-executive Directors not listed in this table do not hold any options

1	According to Pierre Landolt and the Sandoz Family Foundation, all options were held by the Foundation
2	Peter Thompson holds options over shares and ADS
*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 12a. Holding of options by members of the Executive Committee* at December 31, 2012
Year of allocation	2012	2011	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	300.40	308.71	283.70	233.43	301.50	226.70	185.00	127.38	89.30
Vesting status		Unvested					Vested
Options held at December 31, 2012:
Members of the Executive Committee
Michael Mack	20,388	15,207	12,398	16,426	4,669	6,075	–	–	–
Alejandro Aruffo	5,709	4,128	3,440	–	–	–	–	–	–
John Atkin	7,748	6,114	5,127	–	5,292	–	–	–	–
Robert Berendes	5,546	4,586	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Caroline Luscombe	2,637	1,968	1,426	–	–	–	–	–	–
Christoph Mäder	5,057	3,518	3,304	3,920	2,739	–	–	–	–
Mark Peacock	4,418	3,639	3,276	–	–	–	–	–	–
Davor Pisk	6,525	4,586	3,739	–	1,666	–	–	–	–
John Ramsay	6,117	4,491	3,798	4,506	2,431	2,453	3,059	–	–
Totals by grant year	64,145	48,237	40,097	29,642	20,159	10,897	6,018	4,138	4,048
Total unvested options	152,479
Total vested options	74,902
Total options on shares	227,381

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 12b. Holding of options by members of the Executive Committee* at December 31, 2011
Year of allocation	2011	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	308.71	283.70	233.43	301.50	226.70	185.00	127.38	89.30

Vesting status	Unvested			Vested
Options held at December 31, 2011:
Members of the Executive Committee
Michael Mack	15,207	12,398	16,426	4,669	6,075	7,077	–	–
Sandro Aruffo	4,128	3,440	2,381	–	–	–	–	–
John Atkin	6,114	5,127	6,843	5,292	–	–	–	–
Robert Berendes	4,586	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Christoph Mäder	3,518	3,304	3,920	2,739	3,993	4,915	–	–
Mark Peacock	3,639	3,276	4,055	2,988	–	–	–	–
Davor Pisk	4,586	3,739	4,435	1,666	–	–	–	–
John Ramsay	4,491	3,798	4,506	2,431	2,453	3,059	986	–
Totals by grant year	46,269	38,671	47,356	23,147	14,890	18,010	5,124	4,048
Total unvested options	132,296
Total vested options	65,219
Total options on shares	197,515

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Contractual provisions, loans, additional benefits
The notice periods for members of the Executive Committee and the CEO are in accordance with market practice. All employment agreements with members of the Executive Committee and the CEO are subject to a notice period of 12 months. The agreements with the non-executive Directors are not subject to notice periods. Each agreement ends on expiry of the Directors’ term of office. The employment agreements with members of the Executive Committee, including the CEO, and the agreements with the members of the Board of Directors, including the Chairman, do not have any change of control clauses. Neither the Executive Committee agreements nor the Board of Directors agreements contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other termination events. In case the Chairman is removed from office by the Board of Directors prior to expiry of his term of office, he is entitled to a payment of one-fourth of the annual fee.

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

In 2012, no severance payments were made to former Directors or members of the Executive Committee, and no loans or credits were granted to active or former Directors or members of the Executive Committee, or parties related to them. In addition, at December 31, 2012, there are no such loans or credits outstanding.

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

In 2012, no guarantees, pledges, collateral, promises or other forms of liabilities were entered into with third parties to the benefit of non-executive Directors or members of the Executive Committee, or parties related to them and, at December 31, 2012, there are no such liabilities outstanding.

In 2012, no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled and, at December 31, 2012, no such items are outstanding.

In 2012, no compensation was paid to any active Director or member of the Executive Committee for other services provided and, at December 31, 2012, no such payment is outstanding.

Valuation and accrual principle
The “accrual basis” is applied to all elements of compensation including STI and LTI awards. These awards are disclosed in the report of the year for which they are paid. The STI and LTI awards in this 2012 report relate to performance and results in 2012, and will be paid in 2013 or later. This is in line with the accrual principle as requested by relevant guidelines. The number of equity units to be granted for 2012 will be determined after the editorial deadline of this report. As a result, while the compensation amount is known and included, the numbers of share awards, RSUs, and stock options to be issued for this amount are not determined and not included in this report.

The number of equity units that were granted for 2011 had been determined after the editorial deadline of the relevant report. For that reason, the actual numbers of share awards, RSUs and stock options awarded for 2011 are included in this 2012 report (see Tables 7 and 8).

The share awards for the incentive year 2012 granted under the DSP in 2013 will be matched in 2016 if the vesting condition is met. In this report, the same value as determined for the deferral of share awards in 2012 is used to state the value of the expected matching of share awards in 2016.

Some exceptions to the “accrual principle” apply to personal tax services, which the Company has paid for some members of the Executive Committee and the Chairman of the Board of Directors. Tax compliance services typically lag behind the year of compensation by one or more years. The amounts payable for services that relate to employment income 2012 cannot be determined at this time.

All reported amounts set out in this Compensation Report 2012 are gross values, i.e. before the deduction of applicable tax, social security contributions or any other statutory charges. When referring to benefits in kind, the benefit received is also stated at its gross value, i.e. before the deduction of applicable tax, social security or any other applicable charges. The Company’s cost for social security contributions on all of these elements is stated separately.

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

Employees of Syngenta

Year 2012

Syngenta had approximately 27,400 permanent employees as of December 31, 2012.  Approximately 17 percent of these were in North America, 19 percent in Latin America, 19 percent in Asia Pacific and the remaining 45 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ending December 31, 2012 was approximately as follows:

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

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2012, based on information available to the Company is 0.37 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than one percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation, shareholdings and loans”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A — Major Shareholders

From January 1, 2012 until February 14, 2013, the Company made the following notifications for holdings of 3 percent or more of the total share capital or of the voting rights of Syngenta AG:

Name and location of shareholder, nominee or ADS depositary	Date of notification	Date reaching, exceeding or falling below a threshold value	Notified number of shares	Notified holding in %
The Bank of New York Mellon Corporation, New York	May 1, 2012	April 27, 2012	2,859,841	3.05%1
The Bank of New York Mellon Corporation, New York	May 8, 2012	May 4, 2012	2,994,228	3.19%2
The Bank of New York Mellon Corporation, New York	June 4, 2012	June 1, 2012	3,641,218	3.88%3
BlackRock, Inc., New York	August 28,2012	August 22, 2012	4,677,815	5.02%4
The Bank of New York Mellon Corporation, New York	November 14, 2012	November 9, 2012	3,833,230	4.12%5
The Capital Group Companies, Inc., Los Angeles	November 19, 2012	November 16, 2012	4,634,983	4.98%6
The Bank of New York Mellon Corporation, New York	January 31, 2013	December 4, 2012	3,865,796	4.15%7
1	Holding in percent of Syngenta’s share capital, thereof 2,813,330 shares (3.00%) and ADSs equal to 46,511 shares (0.05%)
2	Holding in percent of Syngenta’s share capital, thereof 2,922,744 shares (3.12%) and ADSs equal to 71,484 shares (0.07%)
3	Holding in percent of Syngenta’s share capital, thereof 3,567,975 shares (3.81%) and ADSs equal to 73,243 shares (0.07%)
4	Holding in percent of Syngenta’s share capital, thereof 4,657,342 shares (5.00%) and 20,473 CFDs8 (0.02%)
5	Holding in percent of Syngenta’s share capital, thereof 3,759,010 shares (4.04%), ADSs equal to 73,740 shares (0.08%) and 480 put options (0.0005%)
6
Voting rights in percent of Syngenta’s share capital for shares owned by accounts under the discretionary investment management of the Capital Group Companies, thereof 4,633,376 shares (4.98%) and ADSs equal to 1,607 shares (0.002%)

7	Holding in percent of Syngenta’s share capital, thereof 3,791,520 shares (4.07%), ADSs equal to 73,616 shares (0.08%) and 660 put options (0.0007%)
8
CFDs = Contracts for Difference, which are agreements to exchange the difference in value of a share between the time at which a contract is opened and the time at which it is closed. CFDs do not provide the holder thereof with voting rights.

In the reporting period, no other party disclosed a notifiable holding in the Syngenta share capital to Syngenta AG.

BlackRock, Inc. has previously reported the following shareholdings: 5.06 percent in October 2011 and 5.05 percent in November 2011.

The Capital Group Companies, Inc. has reported shareholdings of 9.84 percent in December 2011.
Previously, The Capital Group Companies, Inc. notified a holding of 12.28 percent of voting rights in the Company, granted to a Capital Group subsidiary by funds under management that previously voted proxies independently.

The above major shareholders have the same voting rights as Syngenta’s other shareholders provided they are in compliance with the regulations of the Articles of Incorporation (article 5) and the related special provisions concerning nominee registrations.

As of January 31, 2013, Syngenta AG itself held 1,359,199 shares in treasury corresponding to 1.46 percent of the share capital.

As of January 31, 2013, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG.

To its knowledge, the Company is as of January 31, 2013, not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly.

There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 31, 2013, 25,088,039 ADSs of Syngenta AG corresponding to 5.4 percent of the share capital and 6,779,794 ordinary shares of Syngenta AG corresponding to 7.3 percent of the share capital were held by a total of 1,701 registered holders domiciled in the United States.

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

Significant recent or on-going legal proceedings are described below.

Holiday Shores. The Holiday Shores Sanitary District filed a class action complaint in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who had, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continued to be used in this litigation and in other proceedings referred to herein.

The claims asserted in this lawsuit were released under the terms of a Settlement Agreement entered into on May 23, 2012 with respect to the City of Greenville lawsuit (see below) and the lawsuit was dismissed with prejudice on January 11, 2013.

City of Greenville. In March 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v. Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six mid-Western states; an Amended Complaint filed late in March 2010 added seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit were dismissed also under the terms of the Settlement Agreement entered into on May 23, 2012 referred to above and the lawsuit was dismissed with prejudice on October 23, 2012 by an Order Granting Final Approval of the settlement issued by the federal court.

In a related lawsuit (Syngenta Crop Protection, Inc. v. Insurance Company of North America et al.) the Complaint with respect to which was filed by SCPI in September 2008, in the Superior Court of the State of New Jersey, and amended in November 2008, July 2009 and April 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense and settlement costs in the Holiday Shores case and the City of Greenville case, as well as any other product liability claims against

SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend and indemnify SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (now BASF Corporation) (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI was pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now BASF Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced in March 2009 and the hearing of the arbitration took place in June 2011. The Arbitrator ordered the filing of post-hearing briefs by the parties the last of which was submitted by the INA Claimants in August 2011. In October 2011, the Arbitrator issued a Final Award in favor of the INA Claimants. Everest Reinsurance Company, Mt. McKinley Insurance Company and thirteen other insurers filed Motions for Summary Judgments also claiming to have been released from coverage with respect to the insurance claims which SCPI is pursuing against them in the litigation, under Environmental Settlement Agreements with Novartis and/or Ciba-Geigy. SCPI filed Cross-Motions for Summary Judgment dismissing and striking the insurers’ affirmative defenses of prior release and on December 16, 2011 filed a sur-reply in further opposition to the Summary Judgment Motions and in support of the Cross-Motions.  On April 20, 2012, the judge denied the Summary Judgment Motions of the insurers and granted SCPI’s Cross-Motions for partial summary judgment dismissing their affirmative defense of prior release. Eight of the defendant insurers on May 29, 2012 filed Motions for Leave to Appeal this ruling to which SCPI filed Oppositions on June 22, 2012. The Motions for Leave to Appeal were denied on July 18, 2012 by the Appellate Division of the Superior Court of New Jersey. On September 26, 2012, SCPI filed an Omnibus Motion for Partial Summary Judgment to extend the April 20, 2012 ruling on the prior release issue against all the other defendant insurers which had refrained from joining in the summary judgment motions on prior release. A number of the defendants filed Oppositions to the Omnibus Motion or Cross-Motions for leave to amend their Answers to drop the affirmative defense of prior release, and SCPI on December 14, 2012 filed a Reply to the Oppositions and Cross-Motions. Discovery is proceeding in the declaratory action lawsuit.

While SCPI intends to pursue its claims vigorously against the insurers for any costs and losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Tax matters

Significant management judgment is required to estimate the tax provisions related to the eventual outcome of reviews and audits by tax authorities of tax returns filed by Syngenta’s subsidiaries. Tax returns filed by many of Syngenta’s subsidiaries during the past several years are either currently under examination by tax authorities or are open for future examination until expiry under statutes of limitation. Syngenta is also subject to certain tax claims pending before the judiciary. In Syngenta’s opinion, the likelihood is remote that a material amount in excess of current provisions will result from the resolution of any such examination or case. However, actual outcomes and settlements may differ significantly from estimates.

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

Dividends and Dividend Policy

The Board of Directors expects to recommend the distribution of future cash returns to shareholders in respect of each financial year. The actual level of the returns will depend on the financial performance of Syngenta as well as on the need to fund capital expenditure, working capital and other investments.

Future returns are anticipated to be proposed largely in the form of dividends. However, all distributions to shareholders proposed by the Board of Directors require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs. The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York Mellon, which converts the CHF amount into $ for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the CHF amount into GBP for distribution to such holders.

At the Annual General Meeting of Shareholders on April 24, 2012, it was decided to pay a dividend of CHF 8.00 per share. At the 2013 General Meeting of Shareholders on April 23, 2013, the Board of Directors will propose a dividend payment of CHF 9.50 per share.

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

The information presented in the tables below represent, for the periods indicated, the reported high and low market prices quoted in their respective currency.

Market Prices on the SIX Swiss Exchange

	Price per share in CHF
	High	Low
Annual Highs and Lows
2008	342.50	162.90
2009	292.10	211.00
2010	305.50	222.00
2011	324.30	211.10
2012	380.20	274.80

Quarterly Highs and Lows
2011
First Quarter	324.30	270.60
Second Quarter	311.10	267.50
Third Quarter	292.30	211.10
Fourth Quarter	276.70	225.80
2012
First Quarter	312.10	274.80
Second Quarter	327.30	295.30
Third Quarter	355.70	312.60
Fourth Quarter	380.20	341.00

Monthly Highs and Lows for most recent six months
2012
August	339.90	321.20
September	355.70	321.10
October	365.70	341.00
November	374.50	349.10
December	380.20	365.10
2013
January	404.70	367.10

Market Prices on the New York Stock Exchange

	Price per ADS(1) in US$
	High	Low
Annual Highs and Lows
2008	66.59	27.60
2009	57.06	36.73
2010	59.93	42.93
2011	71.87	49.14
2012	83.19	58.03

Quarterly Highs and Lows
2011
First Quarter	67.71	58.65
Second Quarter	71.87	63.45
Third Quarter	69.31	50.92
Fourth Quarter	63.95	49.14
2012
First Quarter	69.07	58.03
Second Quarter	71.48	61.47
Third Quarter	75.58	63.54
Fourth Quarter	83.19	73.29

Monthly Highs and Lows for most recent six months
2012
August	70.10	67.01
September	75.58	67.50
October	78.50	73.29
November	80.65	73.68
December	83.19	78.70
2013
January	87.24	80.08

(1)	One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the Articles of Incorporation of Syngenta (herein referred to as AoI) and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoI of Syngenta. Copies of the Syngenta AoI are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “About Syngenta”. An English translation is included as an exhibit to this annual report. The AoI were amended according to the resolutions of the Annual General Meeting of Shareholders of April 24, 2012 and the decision of the Board of Directors of July 25, 2012.

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

Capital Structure and Shares

The nominal share capital of Syngenta is CHF 9,312,614.90, divided into 93,126,149 registered shares with a nominal value of CHF 0.10 each. All of the Syngenta shares have been issued in registered form and are fully paid-in.

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

Notices

Under Swiss law, notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board may designate other means of communication for publishing notices to shareholders instead.

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

Withholding Tax on Dividends and Similar Distributions

Dividends paid and other cash or in kind taxable distributions made by Syngenta to a holder of Syngenta shares (including dividends on liquidation proceeds and stock dividends) are subject to a Swiss withholding tax at a rate of 35 percent. The withholding tax will be withheld by Syngenta on the gross distributions and will be paid to the Swiss Federal Tax Administration.  A reduction of the shares’ nominal value by means of a capital reduction does not represent a dividend or similar distribution for purposes of Swiss withholding tax. Furthermore, distributions of dividends to shareholders out of qualifying reserves from capital contributions for Swiss withholding tax purposes are as a matter of principle exempt from Swiss withholding tax (Kapitaleinlageprinzip).

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

As of January 1, 2013, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Latvia	Serbia
Algeria	Georgia	Lithuania	Singapore
Armenia	Germany	Luxembourg	Slovakia
Australia	Ghana	Macedonia	Slovenia
Austria	Greece	Malaysia	South Africa
Azerbaijan	Hong Kong	Malta	Spain
Bangladesh	Hungary	Mexico	Sri Lanka
Belgium	Iceland	Moldova	Sweden
Belarus	India	Mongolia	Tadzhikistan
Bulgaria	Indonesia	Montenegro	Taiwan
Canada	Iran	Morocco	Thailand
Chile	Ireland	Netherlands	Trinidad and Tobago
China	Israel	New Zealand	Tunisia
Colombia	Italy	Norway	Turkey
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Arab Emirates
Denmark	Japan	Poland	United Kingdom
Ecuador	Kazakhstan	Portugal	United States
Egypt	Kyrgyzstan	Qatar	Uruguay
Estonia	Kuwait	Romania	Uzbekistan
Finland	Republic of Korea	Russia	Vietnam
Venezuela

Double tax treaties with Peru and Turkmenistan have been concluded; however, these treaties are not yet in force.

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

Income and Profit Tax on Dividends and Similar Distributions

Individuals
An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns. Furthermore, the Direct Federal Tax on dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) is reduced to 60 percent (if shares are held as private assets) or 50 percent (if shares are held as business assets) of regular taxation (Teilbesteuerung), if the investment amounts to at least 10 percent of nominal capital of the participation. Some cantons have already introduced or will introduce a similar partial taxation on cantonal and communal level. A reduction of the shares’ nominal value by means of a capital reduction or a repayment out of qualifying reserves from capital contributions does not represent a taxable distribution received on the Syngenta shares to be reported in his relevant tax return for Swiss resident individuals for tax purposes holding Syngenta shares as private assets.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2012. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

United States Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income.  Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate United States Holders in taxable years beginning before January 1, 2014  may be taxable at favorable rates, provided that certain holding period and other requirements are met. Effective January 1, 2013, the American Taxpayer Relief Act, raises the maximum rate to 20 percent for individuals with incomes over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

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

Dispositions

Upon a sale or other taxable disposition of Syngenta shares or Syngenta ADSs, a United States Holder will generally recognize gain or loss in an amount equal to the difference between the amount realized on the disposition and the United States Holder’s tax basis in the Syngenta shares or Syngenta ADSs.  Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the United States Holder held the Syngenta shares or Syngenta ADSs for more than one year at the time of disposition. A long-term capital gain of a non-corporate US Holder is generally taxed at a rate of 20 percent plus the net investment income rate of 3.8 percent, based on specific income thresholds, for a maximum rate of 23.8 percent. The deduction of capital losses is subject to certain limitations under the Code. Any gain recognized by a United States Holder on a sale or other taxable disposition of Syngenta shares or Syngenta ADSs generally will be treated as derived from United States sources for United States foreign tax credit purposes.

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

Where You Can Find More Information

Syngenta is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, Syngenta will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference room of the Commission’s principal office at 100 F Street, N.E., Washington, DC 20549, United States. The public may obtain information on the operation of the Commission’s public reference room by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information Syngenta files with the SEC are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning Syngenta are also available for inspection at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, United States.

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

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments.VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

Foreign exchange risk

Operating worldwide in over 90 countries exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to not hedge foreign exchange translation risk.

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

	December 31, 2012 Value-at-Risk			December 31, 2011 Value-at-Risk
($m) Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	113	0	100%	71	9	87%
Euro	21	1	95%	24	1	96%
British pound sterling	17	1	94%	18	1	94%
Other core currencies1	13	0	100%	20	4	80%
Rest of world	92	11	88%	75	24	68%
Total undiversified	256	14	95%	208	39	81%
Diversification	(178)	(11)	94%	(138)	(27)	80%
Net VaR	78	2	97%	70	12	83%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $2 million (December 31, 2011; $12 million). The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ending December 31, 2012 was $6 million (December 31, 2011: $8 million), and before hedges was $95 million (December 31, 2011: $77 million).

The net resulting Value-at-Risk at December 31, 2012 is lower compared with December 31, 2011 mainly due to improvements in the hedging program. The largest exposures arise in Swiss franc, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market. In recent years, due to the growth of Syngenta, exposures are increasing in emerging markets (particularly Brazil).

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

($m)	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	123	81	34%	229	99	57%
Brazilian real	85	58	32%	183	40	78%
Euro	45	41	9%	54	53	2%
British pound sterling	23	9	61%	37	4	89%
Other core currencies1	43	28	35%	67	36	46%
Rest of world	149	148	1%	145	143	1%
Total undiversified	468	365	22%	715	375	48%
Diversification	(295)	(232)	21%	(372)	(252)	32%
Net EaR	173	133	23%	343	123	64%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the total potential adverse movement for 2013 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was $133 million (December 31, 2011: $123 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency could occur.

The net resulting Earnings-at-Risk figures at December 31, 2012 remained at a similar level compared with December 31, 2011. Earnings-at-Risk exposure is greatest for the Swiss franc as Syngenta has a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk

Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. Since 2010, the exposure was deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2012 Value-at-Risk	December 31, 2011 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	76	151
Swiss franc	163	133
Euro	37	47
British pound sterling	44	29
Other core currencies1	14	38
Rest of world	68	144
Total undiversified	402	542
Diversification	(91)	(172)
Net VaR	311	370

1 Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $311 million (December 31, 2011: $370 milllion). There are no translation risk hedges in place at December 31, 2012.

The two largest single exposures arise in the Swiss franc and Brazilian Real, driven by the large operations and investments in facilities in Switzerland and Brazil.

The average Value-at-Risk after hedges, at a 99 percent confidence level, for the year ending December 31, 2012 was $374 million (December 31, 2011: $303 million).

Interest rate risk

Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions with the objective to manage its interest rate risk within approved risk limits. At December 31, 2012, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $4 million (2011: $13 million). The net amount of Earnings at Risk on net debt, as defined in Note 27 to the consolidated financial statements in Item 18, due to potential changes in interest rates was immaterial at December 31, 2012 and 2011.

Commodity price risks

Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This activity comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

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

At December 31, 2012, there was no hedge protection in place for oil for 2013 (December 31, 2011: no hedge protection in place for oil for 2012). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Natural gas ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	14	6	57%	12	4	67%
Diversification	(4)	(1)	75%	(4)	(1)	75%
Net EaR	10	5	50%	8	3	63%

	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Soft commodities ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	119	101	15%	96	42	56%

1.	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2012 to $101 million (December 31, 2011: $42 million). The increase in net risk in 2012 is mainly due to business growth, and to a slightly lesser extent, higher commodity prices.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.02 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From January 1, 2012 to December 31, 2012, Syngenta received from the depositary $727,863 as reimbursement of the above mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2012, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Syngenta’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, Syngenta’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee currently consists of four non-executive directors: Peggy Bruzelius, Stefan Borgas, Gunnar Brock and Peter Thompson. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfies certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Financial Reporting & SOX Compliance, Head of Internal Audit, Head Group Treasury and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2012, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG to perform an annual audit of the Company’s financial statements in 2012 and 2011.  The following table presents information concerning fees paid to Ernst & Young AG in each of those years.

($m)	2012	2011
Audit fees1	7.0	7.7
Audit-related fees2	0.4	0.5
Tax fees3	0.5	0.2
All other fees4	0.2	0.6
Total	8.1	9.0

1
Audit services are defined as the audit work required to allow the external auditor to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category therefore includes services such as statutory and other legally required audits, attest services, comfort letters, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

2
Audit-related services include assurance and associated services provided by auditors but which are not necessarily provided by the external auditor. These services include audits of pension funds and employee benefit plans, due diligence and related audits, internal control reviews and consultation concerning financial accounting and reporting standards.

3	Tax services include all services performed by the external auditor’s tax department except those services related to the audit. It includes tax compliance, tax planning, and tax advice.
4	Other services/additional fees include advice relating to process improvements, training and subscription fees for accounting, and reporting updates.

Pre-Approval of Services Provided by Ernst & Young AG (“EY”)

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by EY. Specifically, the policies and procedures prohibit EY from performing any services for the Company or its subsidiaries without the prior approval of the Audit Committee.

All of the services provided by EY in 2012 and 2011 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2012	Total number of shares purchased1	Average price paid per share ($)2		Total number of shares purchased as part of publicly announced plans or programs3	Maximum number of shares that may yet be purchased under the plans or programs3
January	-	-			7,986,284
February	-	-			7,986,284
March	-	-			7,986,284
April	-	-			7,986,284
May	-	-			7,986,284
June (4 Jun - 15 Jun)	13,500	313.15		13,500	7,972,784
July	-	-			7,972,784
August	-	-			7,972,784
September	-	-			7,972,784
October (26 Oct - 31 Oct) (1)	40,000	386.34			7,972,784
November (1 Nov - 22 Nov) (1)	160,000	387.73			7,972,784
December					7,972,784
Total	213,500	382.76	4	13,500	-

1	200,000 shares were purchased in 2012 in the open market to meet the future requirements of share-based payment plans.

2	Amounts shown reflect the conversion of the applicable CHF amounts into $ based on month-end CHF/$ exchange rates.

3
In April 2008, at the Annual General meeting (AGM) of shareholders, the shareholders approved the request of the Board of Directors to authorize share repurchases starting in 2009 of up to 10 percent of Syngenta's total share capital. Repurchases under this approved program commenced on April 21, 2010. In accordance with the requirements for share repurchase programs established by the Swiss Takeover Board ("Übernahmekommission (UEK)"), the authorization term is limited to three years and therefore expired on December 31, 2012.

4	Purchase price reflects the weighted-average price paid per share ($) during 2012.

ITEM 16F — CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G — CORPORATE GOVERNANCE

As permitted by section 303A.00 of the NYSE Listed Company Manual, Syngenta’s corporate governance practices differ from those of domestic companies in the following ways.  In accordance with Swiss company law, equity-based compensation plans are approved by the Board of Directors rather than by the shareholders.  In addition, Syngenta does not have a separate nominating/corporate governance committee.

NYSE Corporate Governance Standards (Rules)	Practice at Syngenta
Paragraph 3 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual requires non-executive, independent Directors to schedule regular meetings without management participation.

At Syngenta, the Board of Directors is composed of currently 11 non-executive, independent Directors plus one executive Director, who concurrently is the CEO; the CEO is the Head of Syngenta’s managing Executive Committee. Being also a member of the Board of Directors, the CEO attends all meetings of the Board.

Paragraph 4 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual states, among other things, that listed companies must have a nominating/corporate governance committee, which is composed entirely of independent directors.

Syngenta does not have a separate nominating/ corporate governance committee. At Syngenta the Chairman’s Committee advises the Board of Directors on the composition and succession planning of the Board and the Board Committees. It ensures the development of guidelines for selecting candidates and assumes responsibility for reviewing and proposing to the Board candidates for election to the Board. Final decisions are taken by the Board, which then submits the election proposal to the Shareholders’ Meeting. The Chairman’s Committee at Syngenta consists of three independent Directors and one executive Director who is concurrently the Chief Executive Officer of the Company.

The review and enhancement of Corporate Governance Standards within Syngenta is in the responsibility of the Board of Directors.

According to paragraph 8 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-based compensation plans and material revisions thereto (with limited exemptions).

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

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 5, 2013, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation of Syngenta AG
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG*
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee**
2.3	Indenture dated as of March 28, 2012 among Syngenta N.V., Syngenta AG and The Bank of New York Mellon‡‡
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC***
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG***
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company***
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.***
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited***
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)***
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited***
4.20
Multicurrency Revolving Facilities Agreement dated November 2, 2012 for Syngenta AG and the companies named therein as Borrowers, arranged by Banc of America Securities Limited, Banco Santander, S.A., Citigroup Global Markets Limited, Credit Suisse AG, Deutsche Bank AG, HSBC Bank PLC, UBS AG and Unicredit Bank AG, with Banc of America Securities Limited acting as agent and the financial institutions set forth in Schedule I thereto

4.22	Syngenta Long-Term Incentive Plan - USA (Stock Options and Restricted Stock Units)
4.23	Syngenta Deferred Share Plan (Share Awards)
4.24	Syngenta Corporation Employee Stock Purchase Plan
4.25	Syngenta Share Plan for Non-Executive Directors‡
8.1	Subsidiaries of Syngenta AG****
11.1	Syngenta Code of Ethics for Senior Executive Officers*****
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm

* Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523).
** Exhibit incorporated by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).
*** Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222).
**** The subsidiaries of Syngenta are set forth in Item 4 of this annual report.
***** Exhibit incorporated by reference to Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).
‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed February 16, 2012 (File No. 001-15152).
‡‡ Exhibit incorporated by reference to Exhibit 4.1 of Report on Form 6-K filed on March 29, 2012 (File No. 001-15152).

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission; therefore such instruments are not being filed as exhibits to this Form 20-F for the year ended December 31, 2012. The amount of debt authorized under each long-term debt instrument does not exceed 10 percent of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack		By:	/s/ John Ramsay
	Name:	Michael Mack		Name:	John Ramsay
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 14, 2013

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2012. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2012 consolidated financial statements of Syngenta AG and our report dated February 5, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG
Basel, Switzerland
February 5, 2013

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 5, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG
Basel, Switzerland
February 5, 2013

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2012, 2011 and 2010)

($m, except share and per share amounts)	Notes	2012	20111	20101
Sales	4, 5	14,202	13,268	11,641
Cost of goods sold		(7,218)	(6,786)	(5,900)
Gross profit		6,984	6,482	5,741
Marketing and distribution		(2,418)	(2,387)	(2,095)
Research and development		(1,253)	(1,191)	(1,081)
General and administrative:
Restructuring	6	(233)	(307)	(178)
Divestment gains/(losses)	6	(25)	76	19
Other general and administrative		(763)	(622)	(613)
Operating income		2,292	2,051	1,793
Income from associates and joint ventures		7	15	25
Interest income	28	116	93	90
Interest expense	28	(142)	(152)	(172)
Other financial expense		(20)	(20)	(22)
Currency gains/(losses), net	28	(101)	(86)	(37)
Financial expense, net		(147)	(165)	(141)
Income before taxes		2,152	1,901	1,677
Income tax expense	7	(277)	(301)	(275)
Net income		1,875	1,600	1,402
Attributable to:
Syngenta AG shareholders	8	1,872	1,599	1,397
Non-controlling interests		3	1	5
Net income		1,875	1,600	1,402
Earnings per share ($):
Basic earnings per share	8	20.43	17.40	15.07
Diluted earnings per share	8	20.32	17.31	14.99
Weighted average number of shares:
Basic		91,644,190	91,892,275	92,687,903
Diluted		92,132,922	92,383,611	93,225,303
1 After effect of reclassifications described in Note 2 below.

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2012, 2011 and 2010)

($m)	Notes	2012	2011	2010
Net income		1,875	1,600	1,402
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	22	(151)	(252)	50
Income tax relating to items that will not be reclassified to profit or loss	7	31	71	(17)
		(120)	(181)	33
Items that may be reclassified subsequently to profit or loss: Unrealized gains/(losses) on available-for-sale financial assets	28	(1)	3	4
Gains/(losses) on derivatives designated as cash flow and net investment hedges	29	108	(150)	120
Currency translation effects		86	(186)	146
Income tax relating to items that may be reclassified subsequently to profit or loss	7	(22)	(14)	(20)
		171	(347)	250
Total comprehensive income		1,926	1,072	1,685
Attributable to:
Syngenta AG shareholders		1,924	1,072	1,679
Non-controlling interests		2	–	6
Total comprehensive income		1,926	1,072	1,685

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2012 and 2011)

($m, except share amounts)	Notes	2012	2011
Assets
Current assets:
Cash and cash equivalents		1,599	1,666
Trade receivables	9	3,191	2,736
Other accounts receivable	9	932	690
Inventories	11	4,734	4,190
Derivative and other financial assets	28	251	269
Other current assets	10	257	199
Total current assets		10,964	9,750
Non-current assets:
Property, plant and equipment	12	3,193	3,025
Intangible assets	13	3,501	2,869
Deferred tax assets	7	1,075	930
Financial and other non-current assets	14	668	667
Total non-current assets		8,437	7,491
Total assets		19,401	17,241
Liabilities and equity
Current liabilities:
Trade accounts payable	15	(3,409)	(2,881)
Current financial debt and other financial liabilities	16, 27	(1,048)	(955)
Income taxes payable		(574)	(547)
Other current liabilities	17	(1,160)	(1,028)
Provisions	19	(236)	(232)
Total current liabilities		(6,427)	(5,643)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 27	(2,514)	(2,374)
Deferred tax liabilities	7	(863)	(753)
Provisions	19	(841)	(968)
Total non-current liabilities		(4,218)	(4,095)
Total liabilities		(10,645)	(9,738)
Shareholders’ equity:
Issued share capital: 2012: 93,126,149 ordinary shares (2011: 93,762,899)	20	(6)	(6)
Retained earnings		(5,266)	(4,434)
Reserves		(3,884)	(3,736)
Treasury shares: 2012: 1,387,266 ordinary shares (2011: 2,508,759)	20	411	682
Total shareholders’ equity		(8,745)	(7,494)
Non-controlling interests		(11)	(9)
Total equity		(8,756)	(7,503)
Total liabilities and equity		(19,401)	(17,241)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2012, 2011 and 2010)

($m)	Notes	2012	2011	2010
Income before taxes		2,152	1,901	1,677
Reversal of non-cash items	21	984	801	805
Cash (paid)/received in respect of:
Interest received		135	96	89
Interest paid		(162)	(174)	(175)
Other financial receipts		62	216	55
Other financial payments		(260)	(252)	(133)
Income taxes		(378)	(282)	(268)
Restructuring costs	19	(55)	(71)	(38)
Contributions to pension plans, excluding restructuring costs	19	(78)	(198)	(335)
Other provisions	19	(182)	(116)	(95)
Cash flow before change in net working capital		2,218	1,921	1,582
Change in net working capital:
Change in inventories		(555)	(478)	108
Change in trade and other working capital assets		(814)	(120)	(129)
Change in trade and other working capital liabilities		510	548	146
Cash flow from operating activities		1,359	1,871	1,707
Additions to property, plant and equipment	12	(508)	(479)	(396)
Proceeds from disposals of property, plant and equipment		30	20	13
Purchases of intangible assets	13	(112)	(62)	(118)
Purchases of investments in associates and other financial assets		(59)	(34)	(12)
Proceeds from disposals of intangible and financial assets		21	22	42
Net cash flows from (purchases)/disposals of marketable securities		(8)	11	31
Business acquisitions (net of cash acquired)		(654)	(19)	(10)
Business divestments		72	69	–
Cash flow used for investing activities		(1,218)	(472)	(450)
Increases in third party interest-bearing debt		1,256	305	139
Repayments of third party interest-bearing debt		(721)	(906)	(165)
Sales of treasury shares and options over own shares		105	45	49
Acquisitions of non-controlling interests		–	–	(48)
Purchases of treasury shares		(81)	(422)	(295)
Distributions paid to shareholders		(791)	(706)	(524)
Cash flow used for financing activities		(232)	(1,684)	(844)
Net effect of currency translation on cash and cash equivalents		24	(16)	2
Net change in cash and cash equivalents		(67)	(301)	415
Cash and cash equivalents at the beginning of the year		1,666	1,967	1,552
Cash and cash equivalents at the end of the year		1,599	1,666	1,967

Of total cash and cash equivalents of $1,599 million (2011: $1,666 million; 2010: $1,967 million), $125 million (2011: $175 million; 2010: $166 million) is required to meet insurance solvency requirements of the Group’s insurance subsidiaries and $59 million (2011 and 2010: $nil million) is held in escrow pursuant to Syngenta’s takeover offer for Devgen NV. These amounts therefore are not readily available for the general purposes of the Group.

At December 31, 2012, cash equivalents totalled $868 million (2011: $892 million; 2010: $1,471 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2012, 2011 and 2010)

	Attributable to Syngenta AG shareholders
	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 2010	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net income						1,397	1,397	5	1,402
OCI				77	172	33	282	1	283
Total comprehensive income	–	–	–	77	172	1,430	1,679	6	1,685
Share based compensation			23			81	104		104
Dividends paid						(523)	(523)	(1)	(524)
Share repurchases			(295)				(295)		(295)
Other and income taxes on share based compensation						1	1	(9)	(8)
December 31, 2010	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income						1,599	1,599	1	1,600
OCI				(113)	(233)	(181)	(527)	(1)	(528)
Total comprehensive income	–	–	–	(113)	(233)	1,418	1,072	–	1,072
Share based compensation			34			65	99		99
Dividends paid						(705)	(705)	(1)	(706)
Share repurchases			(422)				(422)		(422)
Cancellation of treasury shares		(31)	195			(164)	–		–
Other and income taxes on share based compensation						11	11		11
December 31, 2011	6	3,460	(682)	(149)	425	4,434	7,494	9	7,503
Net income						1,872	1,872	3	1,875
OCI				97	74	(119)	52	(1)	51
Total comprehensive income	–	–	–	97	74	1,753	1,924	2	1,926
Share based compensation			153			26	179		179
Dividends paid						(791)	(791)		(791)
Share repurchases			(81)				(81)		(81)
Cancellation of treasury shares		(23)	199			(176)	–		–
Other and income taxes on share based compensation						20	20		20
December 31, 2012	6	3,437	(411)	(52)	499	5,266	8,745	11	8,756

The accompanying notes form an integral part of the consolidated financial statements.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

In 2010, a dividend of 6.00 Swiss francs (“CHF”) ($5.61) per share was paid in respect of 2009. In 2011, a dividend of 7.00 Swiss francs (“CHF”) ($7.64) per share was paid in respect of 2010 out of reserves arising from capital contributions. In 2012, a dividend of CHF 8.00 ($8.82) per share was paid in respect of 2011.

The Board of Directors recommends a dividend payment of CHF 9.50 per share (equivalent to $10.38 per share translated at the December 31, 2012 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 23, 2013.

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

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The consolidated financial statements have been prepared on an historical cost basis, except for items that are required by IFRSs to be measured at fair value, principally derivative financial instruments, available-for-sale financial assets and biological assets, which are valued at fair value less costs to sell.

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its subsidiaries (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures. Syngenta AG’s principal executive offices are at Schwarzwaldallee 215, 4058 Basel, Switzerland.

The consolidated financial statements are presented in United States dollars (“$”) as this is the major currency in which revenues are denominated. “$m” refers to millions of United States dollars. The functional currency of Syngenta AG is the Swiss franc (“CHF”).

Syngenta is a world leading agribusiness operating in the Crop Protection, Seeds and Lawn and Garden markets. Crop Protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape products.

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

Syngenta has adopted the following new or revised IFRSs in these consolidated financial statements, with the following effect. Except where stated otherwise, these have not been early adopted:

–
Amendments to IAS 1, “Presentation of Financial Statements” and IAS 34 “Interim Financial Reporting” contained in the Annual Improvements to IFRSs 2009-2011 cycle, published in May 2012. These amendments, which were early adopted by Syngenta, clarify certain financial statement presentation issues, but have no effect on Syngenta’s consolidated financial statements.

–
“Disclosures – Transfers of Financial Assets”, Amendments to IFRS 7. As required by this amendment, Syngenta has presented its disclosures about financial asset transfers in a single financial statement Note, Note 9.

–	“Deferred Tax: Recovery of Underlying Assets, Amendments to IAS 12” had no effect on Syngenta’s consolidated financial statements.

The following new or revised IFRSs relevant to the Syngenta Group have not yet been adopted by Syngenta:

–
IFRS 9, “Financial Instruments”, was issued in November 2009 and October 2010. It contains new measurement and classification rules for financial assets and financial liabilities. Under IFRS 9, assets which are debt instruments and according to Syngenta’s business model are held to collect contractual cash flows consisting of payments of principal and/or interest on defined dates would be measured at amortized cost, and all other financial assets would be measured at fair value. Gains and losses on remeasuring assets which Syngenta classifies as available-for-sale under IAS 39 would be recognized in profit or loss under IFRS 9, except for equity instruments which are not held for trading, for which Syngenta may make an irrevocable election on their initial recognition to present all gains and losses within OCI. Gains and losses on equity instruments for which this election is made would no longer be reclassified from OCI into profit or loss on disposal or on a significant or prolonged decline in value. For financial liabilities which are measured at fair value in accordance with the fair value option, changes in fair value which are due to changes in own credit risk will be reported in OCI, instead of in profit or loss. Syngenta currently does not apply the fair value option to any of its financial liabilities. IFRS 9 will be mandatory for Syngenta with effect from January 1, 2015. Due to the phased publication of the IASB’s revised financial instruments requirements, Syngenta has not yet decided whether it will adopt IFRS 9 early. Based on a review of the financial assets and liabilities it has at December 31, 2012, Syngenta does not believe that IFRS 9, as issued to date, will have a material impact on its consolidated financial statements.

2. Accounting policies continued

–
IFRS 10, “Consolidated Financial Statements”, was issued in May 2011. This IFRS establishes the control concept as the sole criterion for consolidation, and clarifies that control is an investor’s ability to use its power over another entity to affect the variable returns derived from its involvement with that entity. Syngenta must adopt IFRS 10 effective January 1, 2013. Based on a review of its existing relationships with other entities at December 31, 2012, Syngenta believes that adoption of IFRS 10 will have no impact on its consolidated financial statements.

–
IFRS 11, “Joint Arrangements”, was issued in May 2011, and contains revised guidance for distinguishing joint operations, where each party accounts for its own rights and obligations, from jointly controlled entities, for which IFRS 11 requires the equity method of accounting. Syngenta must adopt IFRS 11 effective January 1, 2013. Based on a review of its existing joint arrangements at December 31, 2012, Syngenta believes that adoption of IFRS 11 will have no impact on its consolidated financial statements.

–
IFRS 12, “Disclosures of Interests in Other Entities”, was issued in May 2011 and requires reporting entities to disclose additional information about their interests in other entities, including a description of the composition of the group if the reporting entity is the parent company of a group, restrictions on the ability to access or use assets and settle liabilities of the group, information about non-controlling interests and changes in ownership interests in subsidiaries which do not result in a change of control. Syngenta must adopt IFRS 12 effective January 1, 2013. Syngenta is currently assessing the impact IFRS 12 may have on the disclosures in its consolidated financial statements.

–
IFRS 13, “Fair Value Measurement”, was issued in May 2011 and introduced guidance on how to measure fair value. Syngenta must adopt IFRS 13 effective January 1, 2013. Based on a review of the assets and liabilities recognized in its December 31, 2012 consolidated balance sheet and its current methods for measuring fair value compared with IFRS 13 guidance, Syngenta does not believe that adoption of IFRS 13 will have a material impact on its consolidated financial statements.

–
IAS 19, “Employee Benefits” (revised), was issued in June 2011 and must be adopted by Syngenta effective January 1, 2013. The main changes which this revised IFRS introduces, which upon adoption must be applied retrospectively, are as follows:

–	in respect of defined benefit post-employment plans;

–
Actuarial gains and losses will be recognized in full in OCI. This is already Syngenta’s accounting policy, so adoption of this requirement in the revised standard will have no impact on Syngenta’s consolidated financial statements.

–
Interest on the net recognized defined benefit asset or liability will be recognized in profit or loss, in place of the currently separate recognition of interest cost on the benefit obligation and of an expected return on plan assets. Syngenta estimates that this will increase pre-tax benefit expense for 2013 by $39 million (2012: $33 million; 2011: $38 million), with a corresponding reduction in actuarial losses, or increase in actuarial gains, recognized in OCI. Deferred income tax related to these amounts will also be recognized.

–
Past service cost arising from plan amendments must be recognized in full in profit or loss in the period in which the plan amendment occurs, in place of the current requirement to recognize such costs over the vesting period for the amended benefits. At December 31, 2012, Syngenta has a $12 million (2011: $16 million) pre-tax liability for unrecognized past service gains and, under IAS 19 (2004) which Syngenta has applied in the consolidated balance sheets presented, pension liabilities exceed the IAS 19 actuarial deficit by this amount. Upon adoption of the revised IFRS, this past service gain will be recognized retrospectively by reducing pension liabilities and increasing retained earnings, and the related deferred income tax liabilities will be increased. The impact on Syngenta’s profit or loss for 2013, 2012 and 2011 will be immaterial.

–
For plans requiring plan members to contribute to the cost of their benefits, benefit expense and obligations must be allocated to accounting periods based on the net benefit, instead of the gross benefit before deducting member contributions as is current actuarial practice. For its Swiss pension plan, which has a cash balance benefit formula, Syngenta estimates that this requirement will reduce its defined benefit obligation by approximately $30 million, at December 31, 2012, before related deferred income tax effects. The related impact on Syngenta’s profit or loss for 2013, 2012 and 2011 will be immaterial. Syngenta is still assessing the impact of this requirement on contributory plans with final salary benefit formulae, which include its UK pension plan. This point is the subject of a current IFRS Interpretations Committee agenda item. Syngenta’s US pension and other post-employment plans are non-contributory and so will not be impacted by this requirement.

–	Presentation requirements for changes in the recognized asset or liability are revised and additional disclosures are required.

–
in respect of termination benefits, restructuring costs incurred to retain the services of employees during a transition period in excess of applicable legal minimums will now be expensed over the required retention period, instead of being recognized in full when the restructuring and the retention benefits are communicated to employees. Based on a review of termination benefits, Syngenta believes the impacts on restructuring expense for 2012 and 2011, and on restructuring provisions at December 31, 2012 and 2011, are immaterial. The effect on Syngenta’s consolidated financial statements in 2013 and future years will depend on what future restructurings, if any, Syngenta may decide to undertake.

2. Accounting policies continued

–
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

–
“Annual Improvements to IFRS, 2009-2011 cycle”, issued in May 2012, amends various IFRSs pursuant to the IASB’s annual improvements process. Except for the two amendments that Syngenta has early adopted as mentioned above, Syngenta must adopt the amendments effective January 1, 2013. Syngenta does not believe that any of the amendments will have a material impact on its consolidated financial statements.

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

Changes in accounting policies and reclassifications of financial statement items

New segment reporting
In 2012, Syngenta adopted new segment reporting to reflect the company’s integrated strategy and align reporting with previously announced changes in management structure. Segment reporting is now based on the four geographic regions, representing the integrated Crop Protection and Seeds business, and a separate global Lawn and Garden segment.

Income and expense transactions in the integrated business have been attributed to the geographic regions based on the market destination to which they relate, rather than on the region in which they originated. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. These include global marketing teams, research and development, and corporate headquarter functions. In addition, regional gross profit performance is based on standard product costs: variances to the standard are reported as non-regional in order to align the reported results with organizational accountability. Non-regional also includes results of centrally managed currency and commodity hedging programs.

Lawn and Garden is composed of the Professional Products and Flowers product lines, which were formerly reported in Crop Protection and Seeds, respectively, except that the supply of chemical active ingredient to Lanxess AG for the materials protection market, previously reported as part of Professional Products, has been integrated into the geographic segments.

The segment information presented in Note 4 below for the years ended December 31, 2011 and 2010 has been restated in accordance with the new structure.

Reclassification of expenses
In connection with the changes in management structure described above, Syngenta has reclassified certain expenses in the consolidated income statement as follows:

The boundary between Marketing and distribution and Research and development expenses has been redefined. Syngenta’s global Research and Development organization now manages all field trial sites and activities worldwide, including those related to maintaining product registrations.

In order to maximize service and cost efficiency, support services in the finance, information systems, human resources and non-raw material procurement areas are now being provided centrally by the Syngenta Business Services function. The allocation of the costs of these services by expense line has changed to reflect the usage of the services. The allocation of the costs for these services at a regional level is based on the levels of transactional activity in revenues and costs, with revenue related charges included in Marketing and distribution.

2. Accounting policies continued

The following tables present the effect of these reclassifications on the consolidated income statement for the years ended December 31, 2011 and 2010:

2011 ($m)	2011 as reported	Research and development	Syngenta Business Services	2011 reclassified
Sales	13,268			13,268
Cost of goods sold	(6,737)		(49)	(6,786)
Gross profit	6,531	–	(49)	6,482
Marketing and distribution	(2,145)	76	(318)	(2,387)
Research and development	(1,127)	(76)	12	(1,191)
General and administrative	(1,208)		355	(853)
Operating income	2,051	–	–	2,051

2010 ($m)	2010 as reported	Research and development	Syngenta Business Services	2010 reclassified
Sales	11,641			11,641
Cost of goods sold	(5,866)		(34)	(5,900)
Gross profit	5,775	–	(34)	5,741
Marketing and distribution	(1,892)	66	(269)	(2,095)
Research and development	(1,032)	(66)	17	(1,081)
General and administrative	(1,058)		286	(772)
Operating income	1,793	–	–	1,793

The above reclassifications have no impact on consolidated operating income or on consolidated income before taxes.

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

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration, and of any existing ownership interest it holds in the acquired entity, but excluding any amounts which are not part of the business combination, such as amounts which settle pre-existing relationships or relate to services Syngenta will receive post-acquisition. Any gain or loss arising on revaluing an existing interest in the acquired entity is recognized in profit or loss. Direct acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified, and are recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are generally valued based on the income approach: the relief from royalty method is used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests which either consist of actively traded financial instruments or which do not represent a proportionate ownership interest in the acquired entity to which they relate are recorded at their fair value. All other non-controlling interests are recorded at their proportionate share of the fair value of the acquired business’ net assets.

2. Accounting policies continued

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

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, stated at historical cost or fair value, are translated into the functional currency at the foreign exchange rate prevailing at the date of the transaction or the date the fair value was determined, respectively. Foreign currency transactions are translated into the relevant functional currency at the exchange rate prevailing at the date of the transaction. With exceptions for certain regional supply center, holding and finance subsidiaries, each Syngenta subsidiary uses the local currency of its country of operations as its functional currency. Unrealized gains or losses related to equity loans, designated cash flow and net investment hedging arrangements and gains and losses on retranslating equity instruments that are available-for-sale financial assets are recognized in OCI. All other resulting foreign exchange transaction gains and losses are recognized in profit or loss. Equity loans are intercompany loans to subsidiaries that are not expected to be repaid in the foreseeable future and therefore considered part of Syngenta’s net investment in the subsidiary.

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

Revenue
Revenue is measured as the fair value of the consideration received or receivable. If the consideration is receivable more than 12 months after the transaction date and the effect of discounting is material, the revenue amount recognized is discounted to its present value at the transaction date.  Revenue from sales of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually upon delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sale contract. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms.

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

2. Accounting policies continued

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

Royalty income is recognized when earned. If the license agreement contains performance obligations for Syngenta, the related income is considered earned when Syngenta has performed the obligations. Contractual minimum royalty income is considered earned when there are no substantive performance obligations or contingencies associated with its receipt other than the passage of time. Amounts received in advance of performance are deferred in the consolidated balance sheet. If the license agreement provides for royalties based on sales made by the licensee, income is considered earned in the period that the related sales occur.

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

Barter transactions
For certain customers in certain markets, trade receivables are settled either with proceeds from sales by such customers of agricultural commodities or by delivery to Syngenta by such customers of commodities. For these arrangements, Syngenta recognizes revenue when it has a legally enforceable receivable, the amount of which is reliably measurable based on an agreed price for the Syngenta products. Where Syngenta has a contract with the customer for physical delivery of a commodity at a fixed price, an embedded derivative is recognized for the fair value of the contract until physical delivery. When it subsequently sells the commodity, Syngenta classifies additional revenue as sales only to the extent that the original contract for the sale of Syngenta products included revenue that was contingent upon the commodity sales proceeds. Any remaining gains or losses on the commodity sale are recorded in Marketing and distribution expense in the consolidated income statement.

Research and development
Research expenses are charged to the consolidated income statement when incurred. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and is expected to generate future economic benefits and when the cost of such an asset can be measured reliably. Due to regulatory and other uncertainties inherent in the development of its key new products, Syngenta currently has no material development costs that meet the criteria for recognition.

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

Expenses by function
Cost of goods sold includes costs of purchasing and producing inventories that have been sold to third parties, inbound and inter-site distribution expenses, impairment of inventories, environmental remediation costs associated with ongoing Syngenta manufacturing sites, and general overhead expenses of Syngenta’s Production and supply function which are expensed as incurred. Marketing and distribution includes costs of selling products, providing technical support for products sold, marketing and promotional expenses, distribution of finished products to third party customers, and impairment of trade and other receivables. Research and development includes the expenses of Syngenta’s research sites and third party research collaboration agreements, expenses incurred during the regulatory process for Syngenta products and the costs of Syngenta’s global field trials organization. General and administrative includes expenses of general management, finance, human resources, information systems, legal affairs and taxes, corporate affairs and communications, business planning and corporate development functions. Services provided by these departments to the Production and Supply, Marketing and Distribution and Research and Development functions are allocated to and included within those other functions. Gains and losses arising on routine asset disposals, gains and losses reclassified from OCI when hedged forecast foreign currency trading transactions affect profit or loss, and impairment of available-for-sale financial assets are also reported within General and administrative. Restructuring is a separate general and administrative function as it is managed through a project management office which is accountable to the Executive Committee. Impairment of property, plant and equipment that results from restructuring plans, rather than ongoing activities of the functions responsible for the assets, is included in Restructuring. Impairment of goodwill and intangible assets is also included in Restructuring unless a specific function is accountable for the impairment loss. Non-current asset depreciation and amortization are charged to the functions responsible for the related assets.

2. Accounting policies continued

Restructuring
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

Derivative and other financial assets
Financial and other current assets include financial instruments with positive fair values and remaining contractual maturities of less than 12 months at the balance sheet date. Debt investments are classified as available-for-sale assets in accordance with IAS 39, and are revalued to fair value at each reporting date. Fair value is the quoted market price of the specific investments held. Unrealized revaluation gains are recorded in OCI except to the extent that they reverse impairment losses recorded on debt investments in prior periods. When an

2. Accounting policies continued

investment is sold, revaluation gains and losses are transferred from OCI and recognized in profit or loss. Regular way purchases and sales of marketable securities are recognized at settlement date.

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

Fair values of non-publicly traded derivatives are valued using accepted economic methodologies for pricing these financial instruments, such as discounted cash flow analysis or option pricing models. The valuation models seek to make maximum use of market inputs existing at the balance sheet date. The methods used to determine the fair value of specific types of non-publicly traded derivatives are as follows:

–
Interest rate and cross-currency swaps are calculated as the present value of the estimated future cash flows. The future cash flows are determined using relevant market forward interest rates at the balance sheet date and are discounted using the zero-coupon rates with equivalent maturities for AA rated entities at the balance sheet date, as adjusted for the counterparty’s credit risk. These discount rates incorporate the impact of net credit risk present in those derivative instruments. For cross-currency swaps, the discount rates reflect the impact of the currency basis on the future cash flows denominated in different currencies;

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

When measuring effectiveness of  cash flow hedging relationships that include cross-currency swaps, cash flows related to the currency basis component of the future cash flows of the cross-currency swaps are assumed to be reflected also in the hedged item.

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

Biological assets
Biological assets represent growing plants and cuttings in Syngenta’s Flowers business and sugar cane seedlings within its Sugar cane business. In Flowers, young plants and cuttings are measured at fair value less costs to sell. Sugar cane seedlings are measured at cost less impairment because fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market.The carrying amount of current consumable biological assets measured using the cost model is tested for impairment by comparing it with the assets’ net realizable value determined in accordance with IAS 2, “Inventories”. Non-current bearer biological assets, which are measured using the cost model, are amortized over their productive lives. When indicators of impairment exist, their carrying amount is compared with the assets’ recoverable amount determined in accordance with IAS 36, “Impairment of Assets”. Syngenta classifies gains

2. Accounting policies continued

and losses from remeasuring biological assets to fair value, and impairment losses for biological assets measured at cost less impairment, within Cost of goods sold.

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

Buildings	20 to 40 years
Machinery and equipment	10 to 25 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

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

Patents and trademarks are amortized over their estimated economic or legal life, whichever is shorter. Lives assigned are between 3 and 20 years for patents and between 10 and 30 years for trademarks.

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

Impairment
Property, plant and equipment, intangible assets and investments in associates and joint ventures are tested for impairment (“tested”) in accordance with IAS 36 unless classified as held-for-sale. Goodwill and intangible assets not yet ready for use are tested annually and are also reviewed at each interim and annual reporting date to determine whether conditions changed since the most recent review or annual test. Individual other non-current assets are reviewed at each reporting date to determine whether events or changes in conditions indicate that the carrying amount of each asset may not be recoverable. If any such indication exists, the asset is tested for impairment. Syngenta estimates an asset’s recoverable amount as the higher of the asset’s fair value less selling costs and value in use, which is the present value of the cash flows expected from the asset’s use and eventual disposal. An impairment loss is recorded in the consolidated income statement to the extent that the carrying amount of the tested asset exceeds its recoverable amount. Impairment losses are not reversed for goodwill, but are reversed for other assets if their recoverable amounts subsequently increase.

Financial and other non-current assets
Debt investments maturing in more than twelve months and equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are classified as available-for-sale in accordance with IAS 39. They are accounted for as described above under “Derivative and other financial assets”. An impairment loss is recorded in the consolidated income statement if there is a significant or prolonged decline in the value of an equity security that is an available-for-sale financial asset below its original cost, as reduced where applicable by cumulative impairment losses recorded in prior periods. Impairment losses on equity securities are not reversed if their fair value increases after an impairment loss is recorded. Loans and receivables are recorded at amortized cost, less impairment losses.

Non-current assets held-for-sale
Non-current assets and groups of assets are reclassified as held-for-sale when the assets are available for immediate sale in their present condition and a sale within one year is highly probable. Property, plant and equipment and intangible assets held-for-sale are remeasured at the lower of fair value less costs to sell or carrying amount at the date they meet the held-for-sale criteria at which time depreciation and amortization also ceases. Any resulting impairment loss is recognized in profit or loss.

Financial debt
Financial debt is recognized initially at its fair value less transaction costs, which represents the net proceeds from issuing the debt. Subsequently, financial debt is stated at amortized cost using the effective interest method, except where subject to a fair value hedge relationship, in which case the carrying amount of the debt is adjusted by the change in the fair value of the hedged exposure. Financial debt is classified as current if the debt agreement terms in force at the balance sheet date require repayment within one year of that date. Otherwise, it is classified as non-current.

Provisions
A provision is recognized in the balance sheet when Syngenta has a legal or constructive obligation to a third party or parties as a result of a past event, the amount of which can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the balance sheet date. If the effect of discounting is material, provisions are discounted to the expected present value of their future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the expected reimbursement is recognized as a separate asset only when virtually certain. Where Syngenta has a joint and several liability for a matter with one or more other parties, no provision is recognized by Syngenta for those parts of the obligation expected to be settled by another party. Syngenta self-insures or uses a combination of insurance and self-insurance for certain risks. Provisions for these risks are estimated in part by considering historical claims experience and other actuarial assumptions and, where necessary, counterparty risk.

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

Legal and product liability settlements
For claims for which, according to Syngenta’s assessment, it is not probable that a liability exists or that there will be a future cash outflow or other sacrifice of economic benefits, Syngenta provides for the costs of defense only. For claims where an outcome unfavorable to Syngenta is assessed as more likely than not, provision is made for the estimated amount of damages and settlement, including legal costs. No provision is made where the legal procedures are at too early a stage to estimate the outcome with any reliability.

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

Post-employment benefits
For defined benefit plans, plan assets are measured at fair value. The plans’ holdings in publicly quoted investments are valued at closing prices at the balance sheet date. The plans’ holdings in pooled investment vehicles (PIVs) that are not publicly quoted are valued at the respective investment managers’ current estimate of fair value, on a basis consistent with each PIV’s most recent audited financial statements. Derivative contracts entered into directly by the pension plans are included within plan assets. Exchange traded derivatives are valued at quoted balance sheet date bid prices for contracts which are assets, or offer prices for contracts which are liabilities, at the balance sheet date. Fair values of over the counter derivatives are measured using independent third party pricing services. The defined benefit obligations are measured at the present value of future benefit payments attributable to employee service rendered up to the balance sheet date. Where a surplus of plan assets over the benefit obligation exists at the balance sheet date or would arise upon payment of a minimum funding commitment, the amount recognized for the asset is reduced or, where applicable, an additional liability is recognized to the extent that Syngenta cannot obtain future economic benefits from the surplus through refunds from, or reductions in the present value of its future contributions to, the plan. Benefit expense charged to profit or loss is the cost to Syngenta of the increase in benefits in the period. The benefit obligation and cost are attributed to periods using the projected unit credit actuarial method. The expected return on plan assets in externally funded plans is deducted from the benefit cost. Both the benefit cost and expected asset return are based on long-term economic assumptions. The benefit cost is also based on long-term assumptions about employee service, pay and longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are recognized in OCI in the period in which they arise. Past service cost arising when plan rules are amended is amortized over the vesting period for the revised benefits, or over the remaining expected service period if the benefits do not vest until retirement. If the revised benefits vest immediately, the related past service cost is recognized immediately in profit or loss. If plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments
The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. Grants of Syngenta AG ordinary shares are measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. Compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest. Compensation expense is adjusted subsequently, so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity options is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made. For certain share plans, Syngenta has withholding obligations in respect of plan members’ personal income tax liabilities on vesting or exercise of awards. Where members have the choice of settling the tax and receiving all the award or selling part of the award to cover the tax and receiving the balance of the award (“sell to cover”) the plans are accounted for as fully equity-settled. Where Syngenta requires members to sell to cover, cash-settled share based payment accounting is applied to that part of the award and equity-settled accounting to the remainder.

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

Treasury shares
Share capital includes the par value of treasury shares held by Syngenta that have not been cancelled. Treasury shares are shown as a separate component of shareholders’ equity and stated at the amount paid to acquire them. Differences between this amount and the amount received upon their disposal are recorded as a movement in consolidated shareholders’ equity.

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

2. Accounting policies continued

equity at fair value at the date the instruments are issued or acquired, and are not subsequently revalued. Any difference between the value recognized at issue or acquisition and the value at settlement is recognized as an increase or decrease in shareholders’ equity.

Application of critical accounting policies

Royalty and licence income
Individual agreements licensing to third parties the right to use Syngenta technology can and do have unique terms and, consequently, the accounting judgments required to apply IAS 18 “Revenue” to each such agreement can differ significantly. Effective January 1, 2011, Syngenta granted Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of E.I. DuPont de Nemours and Co. (“DuPont”) a non-exclusive, global license to its corn rootworm trait MIR604 (Agrisure®) for corn seed. During 2012, Pioneer received U.S. EPA approval for a seed stack containing the MIR604 trait. That approval was the last substantive milestone relating to the cumulative contractual minimum consideration amount in the licence agreement, which is measured in terms of a January 1, 2011 present value. As a result, Syngenta is now virtually certain to receive at least that consideration in cash over the period to October 2016, with no remaining substantive performance obligations. Prior to the U.S. EPA approval, Syngenta had recognized non-refundable upfront payments received from Pioneer of $50 million as royalty revenue in 2012 (2011: $50 million). As specified in the agreement, actual royalty payments are discounted at 10 percent to determine how much of the minimum consideration they settle. Syngenta has recognized the approximately $200 million present value of the outstanding minimum consideration as revenue in 2012. Accretion of this amount to reflect the passage of time is recognized as financial income. $50 million of the corresponding receivable balance is included in other current assets at December 31, 2012 and was received in cash in January 2013. The remaining amount is included in other non-current financial assets.

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

Syngenta generally defines each crop protection product active ingredient and each seed crop as a CGU. However, where one active ingredient is sold in mixture with other active ingredients to a significant extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis reflecting the international nature of the business. North America corn and soybean seeds are defined as a single CGU because of common intellectual property and other interdependencies between these two crops, which do not apply to other crops. Goodwill on certain major acquisitions, principally Zeneca agrochemicals business goodwill of $548 million, has been allocated to each Syngenta operating segment and is tested for impairment at that level by relating the allocated amounts to the total cash flows of the respective segment.

Pension asset ceiling
IFRSs require Syngenta to estimate the economic benefit it can obtain from a pension surplus if a surplus currently exists or will arise when Syngenta meets an existing minimum funding obligation. Accounting recognition of a surplus in Syngenta’s UK pension plan is supported partly by the economic benefit of future contribution savings and partly by the future refund, net of applicable taxes, which Syngenta believes will be unconditionally available to it when all liabilities have been settled. At December 31, 2012, pension provisions have been increased by $45 million, representing the part of the projected UK plan surplus which does not meet the accounting recognition criteria. The surplus in Syngenta’s US plan is supported by the economic benefit of future contribution savings. Syngenta cannot derive economic benefit from any surplus in its main Swiss pension plan because there is no refund right and the required future service contributions exceed future service cost. At December 31, 2012 and 2011, the main Swiss plan was in deficit and thus no restriction applied. The surplus disclosed in Note 22 relates to another Swiss plan.

Foreign currency translation
Syngenta has to make judgements on whether loans between subsidiaries are likely to be repaid in the foreseeable future in order to allocate foreign currency differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary.

Critical accounting estimates

Acquisition accounting
Applying the acquisition method of accounting requires significant management judgement to estimate the fair values and useful lives of the acquired assets, in particular intellectual property related to currently marketed products and  in-process research and development (IPR&D).  Fair value measurements are based on the forecast cash flows which Syngenta believes a typical potential buyer would use to value the assets, excluding any synergy benefits which are considered specific to Syngenta. Key assumptions for technologies under development include:
•	the outcomes of research and development activities;
•	the probability and likely timing of obtaining regulatory approvals for products based on the technology;
•	market size and share;
•	sales pricing trends and competitors’ reaction;
•	cost and efficiency of the production process for the products; and
•	the period over which the products are likely to generate economic benefits given the likely impact of patent expirations.

2. Accounting policies continued

Forecast cash flows for each asset are discounted using a rate developed from the estimated Weighted Average Cost of Capital (WACC) of the acquired company. The specific discount rates are estimated separately for each intangible asset and may vary significantly from one asset to another. Where Syngenta considers the risks applicable to an asset are not fully reflected in the forecast data available, it incorporates a risk premium into the discount rate. If actual cash flows are materially different from those used in calculating fair values, this may lead to changes in amortization expense or asset specific impairment losses in future periods.

Technology based companies acquired by Syngenta may have significant deferred tax assets, related in particular to tax losses carried forward resulting from research and development expenditure. The amount of tax losses available for carry forward upon acquisition is often affected by events which occurred several years before acquisition, which may make estimation difficult. IFRS requires recognition of a deferred tax asset for these losses at the acquisition date to the extent that Syngenta is more likely than not to utilize the losses before they expire, through offset against future taxable profits. Management judgement is required about whether possible tax planning strategies are likely to be acceptable to tax authorities in the relevant jurisdictions. If actual taxable profits and outcomes of tax rulings are materially different from the assumptions made at the acquisition date, the income tax expense of future periods could be materially affected.

The acquisition accounting values recognized for intangible assets and deferred tax assets for acquisitions made during the periods presented in these financial statements are given in Note 3 below.

Impairment review
The recoverable amount for goodwill has been determined based on value in use of the relevant CGU or group of CGUs to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

In determining value in use it is necessary to make a series of assumptions to estimate future cash flows. The main assumptions in respect of crop protection CGUs include future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions and products’ lives. These assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows are based on Syngenta management forecasts, cover a five year horizon and include a terminal value which assumes a 2.0 percent long-term growth rate (2011: 2.0 percent). Management believes, based on recent growth in agricultural markets, that there are long-term prospects for continued growth. $691 million of goodwill was tested at segment level (2011: $693 million). In the opinion of Syngenta, the recoverable amounts of its segments are not sensitive to reasonably possible changes in any of the assumptions underlying the cash flow projections used for the impairment tests. A reduction in forecasted sales within management’s five year forecast horizon compared to the previous year’s five year forecast cycle combined with a reduction in latest forecasts of current year sales compared to the current year budget, is considered an indicator of market related impairment for CGUs to which no goodwill is allocated, resulting in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of or restrictions placed upon product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on a post-tax WACC of 6.4 percent (2011: 6.1 percent; 2010: 6.3 percent). There is considerable debate among financial market participants about what are the most appropriate input values, such as risk free rate of return and equity risk premium, to use in a WACC calculation under current market conditions. In 2012, as in 2011, when calculating the discount rate, Syngenta has assumed a risk free rate equal to market yields on 10 year government bonds at the date of performing the annual impairment test and a 5 percent equity risk premium (2011 and 2010: 5 percent). The discount rate determined in this way is considered to include market estimates of industry sector risk premium. Syngenta’s CGUs generally reflect the global nature of its crop protection and seeds product sales, and a country risk premium is applied only to those CGUs where the geographical scope of operations and cash flows is limited. The pre-tax discount rates used for all significant CGUs ranged from 7.2 percent to 10.7 percent (2011: 7.1 percent to 8.5 percent; 2010: 7.0 percent to 8.5 percent). The outcomes of the impairment tests are not sensitive to reasonably likely changes in the discount rate in the periods presented for any CGU or group of CGUs for which the carrying amount of goodwill is significant except as described below.

At December 31, 2012, one CGU located in Latin America included intangible assets of $nil and Property, plant and equipment of $74 million. The value in use forecasts for this CGU were prepared using an 8.4 percent post-tax discount rate. This rate includes a 2 percent country risk premium and is equivalent to a 10.7 percent pre-tax rate. The recoverable amount of the CGU would be equal to its carrying amount if forecast sales volumes and prices both decreased by 10 percent together with a 30 percent increase in forecast cost of goods sold.

In 2012, $13 million of impairment losses were reported for two intangible assets and $21 million on the retirement from use of production plant machinery in Brazil. No future economic benefits are now expected from using the related assets. In 2011, a $38 million impairment loss was recorded for the Fafard peat CGU. This CGU was sold to Sun Gro Horticulture Canada Ltd. in 2012.

Adjustments to revenue and trade receivables
Syngenta’s products are consumed mainly by growers. The timing and amount of cash inflows received by growers is impacted by a broad range of economic and political risks, including crop yields and prices, the availability of credit, and the cost of agricultural inputs such as the products sold by Syngenta and its competitors. The cash flows of distributors that supply Syngenta’s products to growers and represent the majority of Syngenta’s customers are also impacted by these factors. These distributors vary in size and nature from large publicly owned

2. Accounting policies continued

entities to small or medium sized owner-managed businesses. Syngenta’s customer base reflects the geographical diversity of its operations, which encompass more than 90 countries and all significant agriculture areas. Considerable management effort and judgement is applied to actively manage and mitigate the risks to Syngenta from these factors and to determine the accounting estimates associated with them, which include:

–
the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2012, trade accounts payable includes $1,288 million (2011: $1,131 million) of accruals for rebates and returns.

–
accruals for estimated product returns, which are based on historical experience of actual returns where Syngenta considers these to be reliable estimates of future returns. Recognition of revenue and the related trade receivables is deferred in cases where past experience shows that actual returns can vary significantly from estimates. This may arise in market segments where the distribution channel holds several months’ sales of Syngenta products at the reporting date, forecast consumption of those products by growers could be materially affected if market or weather conditions after the reporting date were significantly different from those expected and the volume of products returned by distributors varies with changes in grower consumption.  In such cases, Syngenta estimates the amounts to be deferred by collecting from its distributors data showing the quantities of Syngenta products held by them at the reporting date and applying average actual sales prices to those quantities. In 2012, recognition of $378 million (2011: $316 million) of revenue and trade receivables was deferred.

–
allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2012 amounted to $224 million, or 7 percent (2011: $246 million or 8 percent) of total trade receivables. In 2012, Syngenta reported a $11 million bad debt expense (2011: $34 million). The decrease from 2011 to 2012 reflects strong collection performance in 2012.

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

–
the extent of the contaminated land area, which is not always limited to land occupied by the Syngenta site. Ongoing monitoring or remediation work may identify changes in the area believed to be contaminated.

–
the nature of the work Syngenta will be obliged to perform or pay for. This depends upon the current or proposed use of contaminated land, substantively enacted legislation, and land zoning by and negotiation with the relevant regulatory authorities. In Switzerland, proposed remediation plans at certain sites may be subject to public referenda.

–
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

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Syngenta has recorded a reimbursement asset of $25 million at December 31, 2012 (2011: $25 million). The movements in environmental provisions are set out in Note 19 below.

In 2012, the total additional charge to environmental provisions was $4 million (2011: $14 million; 2010: $37 million). $3 million (2011: $4 milion: 2010: $30 million) of unutilized provisions were released. In 2012, except for cash paid on provisions established in prior years, there were no material changes to the provisions. In 2011, the most significant change was caused by clarification from the regulator of the remedial work it requires at one site. In addition, proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2012, for these shared sites comprise approximately 20 percent of total environmental provisions of $345 million (2011: $371 million). The top ten exposures at the end of 2012 comprise approximately 80 percent of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 25 percent of the total environmental provision recognized at December 31, 2012.

At Syngenta’s Monthey, Switzerland, production site, the work needed to remediate groundwater and soil contamination that exists under and around the site, including investigation, assessment, control and monitoring activities, is ongoing. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on its current knowledge, Syngenta’s environmental

2. Accounting policies continued

provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation and no significant change to the provision has been made in 2012. However, the extent of the remediation work required, the cost estimates and their allocation are subject to uncertainty.

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

($m)	Increase/(reduction) in 2013 pre-tax pension expense	Increase/(reduction) in December 31, 2012 projected benefit obligation
25 basis point decrease in discount rate	11	202
25 basis point increase in discount rate	(11)	(198)
One year increase in life expectancy	7	133

To select the discount rate, Syngenta uses yields of AA rated corporate bonds in all major markets. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (UK and USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (Switzerland). Discount rates at December 31, 2012 are as follows:

Switzerland	2.0 percent	(2011: 2.5 percent)
UK	4.5 percent	(2011: 4.9 percent)
USA	3.8 percent	(2011: 4.4 percent)

The lower discount rates at the end of 2012 reflect the decrease in yields of these three countries’ government bonds. This effect was only partly offset by a steeper yield curve for longer maturity AA corporate bonds. Limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK pension regulations. The Syngenta plan rules and statutory regulations applicable to Syngenta’s Swiss and US plans contain no inflation linkage. In valuing the benefit obligation at December 31, 2012, the UK long-term rate of retail price inflation (RPI) is assumed to be 2.8 percent (2011: 3.0 percent). Future statutory pension increases are based on consumer price inflation (CPI). Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will see increases linked to CPI. A $20 million actuarial gain and reduction in benefit obligation was recognized in 2010 upon the legally required pension indexation basis changing from RPI to CPI where the pension plan rules do not specifically require RPI. CPI is assumed to be 70 basis points (2011: 90 basis points) below RPI.

Actual returns for the UK, Swiss and US pension plan assets were above the expected long-term return assumptions used to calculate 2012 pension expense, but returns in 2011 were below the equivalent assumptions. This reflects the general trend of financial asset market movements in each of those years. Expected return is a weighted average of the various asset classes held by the plans, which are disclosed in Note 22 below.

In recent years, longevity has increased in all major countries in which Syngenta sponsors pension plans. Syngenta sets mortality assumptions after considering the most recent statistics practicable. Syngenta uses generational mortality tables to estimate probable future mortality improvements. These tables assume that the trend of increasing longevity will continue, resulting in pension benefit payments to younger members being likely to be paid for longer time periods than older members’ pensions, given that assumed retirement ages are those defined in the rules of each plan. In 2012, in the context of the triennial UK statutory valuation of the plan, Syngenta updated the mortality assumptions for its UK plan and now uses current mortality rates based on the UK Institute and Faculty of Actuaries’ CMI SAPS Pensioner Amounts Light tables reflecting long cohort improvements from 2002-2012, with assumed future improvement of 1.25 percent per annum in line with the CMI Core Projections model 2011. This change in mortality assumptions increased the benefit obligation by $80 million (3.4 percent) compared to the assumptions used at December 31,  2011, which in turn were unchanged compared to December 31, 2010.

At December 31, 2012 and 2011, Syngenta valued the benefit obligation for its Swiss pension plan using mortality assumptions from the BVG 2010 generational table. Generational tables had not been available in Switzerland in previous years. Syngenta’s adoption of these assumptions increased the benefit obligation by $66 million (4.4 percent) in 2011 compared to those used in 2010, while the general update of mortality and disability data had no significant impact compared to the tables previously used. No further changes were made to these assumptions in 2012.

Syngenta’s major pension plans give members lump sum or annuity benefit payment options. Syngenta values its pension liabilities on the assumption that the choices made by members who will retire in the future will be consistent with choices made by members who have

2. Accounting policies continued

retired recently. For the US plan, Syngenta has assumed that all current active members will take the lump sum option at retirement date as, under current conditions, this results in a higher liability than the annuity option.

Deferred tax assets
At December 31, 2012, Syngenta’s deferred tax assets are $1,075 million (2011: $930 million). Included in this balance are deferred tax assets for unused tax losses of $108 million (2011: $33 million), the increase being due principally to recognition of Devgen’s carried forward tax losses upon acquisition and of losses associated with settlement of a significant litigation case in 2012. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2012, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Argentina and Brazil. For Argentina, no net deferred tax assets have been recognized at December 31, 2012 or 2011. At December 31, 2011, the carrying amount of deferred tax assets recognized in the consolidated balance sheet of one major Syngenta subsidiary in Brazil is $179 million (2011: $152 million) and the amount not recognized is $23 million (2011: $10 million). Syngenta has restricted the amount of deferred tax asset recognized for this subsidiary to the amount recoverable from the forecast taxable profits in the five years (2011: five years) following the balance sheet date.

Uncertain tax positions
Syngenta’s supply chain is international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices for the delivery of goods and charges for the provision of services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions. Where a distribution of subsidiary retained earnings would incur withholding taxes, Syngenta also makes a management judgement whether a future distribution is probable.

Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2012, Syngenta’s balance sheet includes assets of $130 million (2011: $79 million) included within Other accounts receivable, and liabilities of $574 million (2011: $547 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include $284 million in respect of the uncertain tax positions described above (2011: $274 million). The liability for uncertain income tax positions which Syngenta expects to be resolved in 2013 is less than 5 percent of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2012, 2011 and 2010.

2012

On October 1, 2012, Syngenta acquired from DuPont its professional products insecticide business, a leading supplier for the professional turf, ornamentals and home pest control markets, for a cash consideration of $128 million, including related inventories. The acquisition expands the range of products which Syngenta offers to golf course and lawn care professionals and to ornamental growers, and also strengthens its portfolio for the control of home pests. The acquisition includes the pest control brands Advion® and Acelepryn® and other intellectual property, transfer of certain employees, and exclusive supply and licensing agreements through which Syngenta will access the related active ingredients and formulated products from DuPont. Goodwill was $22 million and represents potential benefits from new product development derived from the acquired products and from combining them with existing Syngenta products. Syngenta expects to claim a tax deduction for this goodwill.

On November 8, 2012, Syngenta acquired control of Pasteuria Bioscience, Inc. (“Pasteuria”), a US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Syngenta recognized a $30 million gain on revaluing the interest to its fair value on November 8, 2012. This gain is reported within the General and administrative line in the consolidated income statement. Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition will facilitate the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables. Acquisition accounting is complete except that Syngenta requires further information about the amount of pre-acquisition tax losses available for carry forward in order to finalize the deferred tax asset to be recognized upon acquisition. Subject to this, goodwill arising on acquiring Pasteuria was $37 million and mainly represents deferred income tax liabilities which, as required by IFRS 3 and IAS 12, are treated as an exception to the fair value principle applied when measuring other items in acquisition accounting. No tax deduction is expected to be available for the goodwill. Because of the timing of the acquisition, Syngenta will allocate this goodwill to operating segments for its 2013 impairment review.

On November 29, 2012, Syngenta acquired 100 percent of the shares of Sunfield Seeds Inc., a US-based provider of sunflower seeds production and processing services, for cash consideration. The acquisition represents an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth. Because of the timing of the acquisition transaction, provisional amounts have been recognized for all acquired assets and liabilities at December 31, 2012.

On September 21, 2012, Syngenta announced a takeover offer for Devgen N.V. (“Devgen”), a company listed on the Euronext stock exchange. On December 12, 2012, it was announced that on closing of the initial acceptance period, shares and warrants representing 94.11 percent of Devgen’s total issued share capital had been tendered in acceptance of the offer, which was consequently declared unconditional. Syngenta considers December 12, 2012 to be the acquisition date as defined by IFRS 3. Syngenta has offered to acquire all outstanding shares and warrants issued by Devgen for Euros (“EUR”) 16 cash per share,representing a total consideration of around EUR 403 million (equivalent to $530 million). At December 31, 2012, Syngenta had paid EUR 375 million ($493 million) for the tendered shares and warrants. As required by Belgian financial market regulations, Syngenta‘s takeover offer was re-opened from December 28, 2012 until January 18, 2013. See Note 30 below for further information.

Devgen is a global leader in hybrid rice and RNAi technology. The acquisition will enable Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012. In respect of that agreement, Syngenta recognized a $27 million intangible asset separately from the subsequent acquisition, and no gain or loss related to this arose upon acquisition. Because of the timing of the acquisition transaction, the acquisition date fair valuation of Devgen’s intangible assets and the acquisition date assessment of Syngenta’s ability to utilize Devgen’s carried forward tax losses and consequently recognize a deferred tax asset for those losses have not been finalized at December 31, 2012. Syngenta has valued the 5.89 percent non-controlling interests in Devgen at their fair value, which Syngenta estimates at $37 million, based on the EUR 16 per share which it is offering. Because Belgian law gives the non-controlling shareholders a right to put their shares to Syngenta at the offer price, Syngenta has recognized a $37 million financial liability and a non-controlling interest of $nil at December 31, 2012. Syngenta has not yet determined the amount of goodwill, if any, which is expected to be deductible for tax.

3. Acquisitions, divestments and other significant transactions continued

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2012 business combinations were as follows:

($m)	Devgen (provisional)	Other (provisional)	Other (final)	Total fair values
Cash and cash equivalents	66	4	–	70
Trade receivables and other assets	23	37	5	65
Intangible assets	228	94	101	423
Deferred tax assets	40	5	–	45
Deferred tax and other liabilities	(79)	(70)	–	(149)
Net assets acquired	278	70	106	454
Purchase price	493	97	128	718
Non-controlling shareholders’ put rights	37	–	–	37
Fair value of interests already held by Syngenta	–	44	–	44
Goodwill	252	37	22	311
Unallocated purchase price	–	34	–	34

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from these 2012 acquisitions was as follows:

($m)
Total cash paid for shares	706
Net cash acquired	(70)
Net cash outflow	636

Costs related to the above acquisitions were $6 million.

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Canada Ltd. On November 13, 2012, Syngenta divested its US Flowers distribution and brokerage business, Syngenta Horticultural Services (SHS) to Griffin Greenhouse Supplies, Inc. Consideration consists of cash for both the above transactions and future consideration receivable is not material. The income statement and cash flow effects of these transactions have been reported in Divestment gains/(losses) within General and administrative and in Business divestments, respectively. Both businesses were divested on a cash and debt free basis. Aggregate assets and liabilities divested were as follows:

($m)	Carrying amounts
Trade receivables and other assets	46
Inventories	29
Property, plant and equipment	28
Intangible assets	17
Other net liabilities	(10)
Net assets divested	110

2011
In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for $32 million of cash, $10 million of which is deferred. As a result of the acquisition accounting, an immaterial bargain purchase gain has been recognized in Restructuring within General and administrative in the consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2011 business combination were as follows:

($m)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	55
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	32
Purchase price	32
Bargain purchase gain	–

3. Acquisitions, divestments and other significant transactions continued

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from this 2011 acquisition to date is as follows:

($m)
Total cash paid for shares	22
Net cash acquired	(2)
Net cash outflow	20

In April 2011, Syngenta divested its Materials Protection business to Lanxess AG. The gain on this divestment is included in Divestment gains/(losses) within General and administrative.

2010
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

In November 2010, Syngenta acquired from Pioneer Hi-Bred International Inc., (“Pioneer”), a subsidiary of E.I DuPont de Nemours and Co. (“DuPont”), the 50 percent equity interest in Greenleaf Genetics LLC (“Greenleaf”), which Syngenta did not already own. This transaction dissolved a joint venture and terminated certain license agreements between Syngenta and Pioneer. Syngenta’s existing 50 percent equity interest in Greenleaf has been valued at $55 million at November 8, 2010, resulting in a $34 million net gain from remeasurement to fair value. Syngenta finalized the acquisition accounting during 2011, resulting in an immaterial bargain purchase gain. The most important factor contributing to the bargain purchase gain is the tax treatment of the transaction under US tax legislation, which significantly reduces the amount of deferred tax liabilities recognized. The primary reason for the business combination was to allow Syngenta and Pioneer to pursue independent licensing strategies for their respective proprietary corn and soybean genetics and biotechnology traits.

The aggregate amounts of the gains on revaluing Syngenta’s former 50 percent interest in Greenleaf, re-acquiring the Greenleaf license rights and the bargain purchase gains on both the above acquisitions have been presented in Restructuring within General and administrative in the consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2010 business combinations were as follows:

($m)	Fair values
Cash and cash equivalents	51
Trade receivables and other current assets	41
Inventories	34
Property, plant and equipment	11
Intangible assets	79
Trade payables and other current liabilities	(43)
Deferred tax liabilities	(24)
Net assets acquired	149
Fair value of consideration	84
Fair value of interest already held by Syngenta	55
Bargain purchase gains	(10)

Fair value of consideration comprises $68 million cash paid, $11 million other assets and $5 million acquisition date fair value of contingent future cash payments.

Cash flow from these 2010 acquisitions was as follows:

($m)
Cash paid	68
Net cash acquired	(51)
Net cash outflow	17

The gross contractual amounts receivable were not significantly different from the fair value of the acquired receivables.

In June and December 2010, respectively, Syngenta acquired the non-controlling interests in its Golden Harvest and Garst seed businesses in the USA. The total cash paid was $48 million, presented within cash flow used for financing activities, which was substantially equal to the total of the equity attributable to the non-controlling interests and the liability recognized for the options granted over those interests as part of the various acquisition agreements in 2004.

4. Segmental breakdown of key figures for the years ended December 31, 2012, 2011 and 2010

As described in Note 2 above, Syngenta has adopted new segment reporting in 2012. Segment reporting for 2011 and 2010 has been restated accordingly.

Syngenta is organized on a worldwide basis into five operating segments: the four geographic regions, comprising the integrated crop protection and seeds business, and the global Lawn and Garden business. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. Segment performance is managed based on segment operating income, which is the measure of segment profit or loss presented, and is based on the same accounting policies as consolidated operating income. No operating segments have been aggregated to form the reportable segments.

2012 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total regional	Lawn and Garden	Group
Product sales – to third parties	3,939	3,574	3,709	1,824	–	13,046	754	13,800
Royalty income – from third parties	35	357	4	3	–	399	3	402
Total segment sales	3,974	3,931	3,713	1,827	–	13,445	757	14,202
Cost of goods sold	(1,864)	(1,807)	(2,057)	(973)	(149)	(6,850)	(368)	(7,218)
Gross profit	2,110	2,124	1,656	854	(149)	6,595	389	6,984
Marketing and distribution	(664)	(602)	(546)	(303)	(95)	(2,210)	(208)	(2,418)
Research and development	–	–	–	–	(1,195)	(1,195)	(58)	(1,253)
General and administrative:
Restructuring	(25)	(27)	(37)	(12)	(119)	(220)	(13)	(233)
Divestment losses	–	–	–	–	–	–	(25)	(25)
Other General and administrative	(146)	(153)	(103)	(46)	(270)	(718)	(45)	(763)
Operating income/(loss) – continuing operations	1,275	1,342	970	493	(1,828)	2,252	40	2,292
Included in the above operating income from continuing operations are:
Personnel costs	(560)	(426)	(492)	(266)	(848)	(2,592)	(167)	(2,759)
Depreciation of property, plant and equipment					(317)	(317)	(16)	(333)
Amortization of intangible assets					(256)	(256)	(9)	(265)
Impairment of property, plant and equipment, intangible and financial assets					(40)	(40)	(5)	(45)
Other non-cash items including charges in respect of provisions					(63)	(63)	(32)	(95)
Gains/(losses) on hedges reported in operating income	–	–	8	18	(57)	(31)	(1)	(32)

1EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2012 ($m)
Segment operating income	2,292
Income from associates and joint ventures	7
Financial expense, net	(147)
Income before taxes	2,152

4. Segmental breakdown of key figures for the years ended December 31, 2012, 2011 and 2010 continued

2011 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total regional	Lawn and Garden	Group
Product sales – to third parties	3,945	3,144	3,301	1,880	–	12,270	817	13,087
Royalty income – from third parties	37	129	4	7	–	177	4	181
Total segment sales	3,982	3,273	3,305	1,887	–	12,447	821	13,268
Cost of goods sold	(1,806)	(1,648)	(1,813)	(984)	(131)	(6,382)	(404)	(6,786)
Gross profit	2,176	1,625	1,492	903	(131)	6,065	417	6,482
Marketing and distribution	(685)	(554)	(542)	(290)	(89)	(2,160)	(227)	(2,387)
Research and development	–	–	–	–	(1,135)	(1,135)	(56)	(1,191)
General and administrative:
Restructuring	(92)	(35)	(23)	(13)	(91)	(254)	(53)	(307)
Divestment gains	4	10	–	–	62	76	–	76
Other General and administrative	(166)	(114)	(77)	(48)	(155)	(560)	(62)	(622)
Operating income/(loss) – continuing operations	1,237	932	850	552	(1,539)	2,032	19	2,051
Included in the above operating income from continuing operations are:
Personnel costs	(577)	(381)	(422)	(253)	(829)	(2,462)	(199)	(2,661)
Depreciation of property, plant and equipment					(311)	(311)	(20)	(331)
Amortization of intangible assets					(264)	(264)	(12)	(276)
Impairment of property, plant and equipment, intangible and financial assets					(3)	(3)	(40)	(43)
Other non-cash items including charges in respect of provisions					(124)	(124)	(10)	(134)
Gains/(losses) on hedges reported in operating income	1	15	12	–	165	193	(6)	187

1EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2011 ($m)
Segment operating income	2,051
Income from associates and joint ventures	15
Financial expense, net	(165)
Income before taxes	1,901

4. Segmental breakdown of key figures for the years ended December 31, 2012, 2011 and 2010 continued

2010 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total regional	Lawn and Garden	Group
Product sales – to third parties	3,354	2,865	2,757	1,706	–	10,682	775	11,457
Royalty income – from third parties	69	104	6	1	–	180	4	184
Total segment sales	3,423	2,969	2,763	1,707	–	10,862	779	11,641
Cost of goods sold	(1,568)	(1,571)	(1,578)	(909)	116	(5,510)	(390)	(5,900)
Gross profit	1,855	1,398	1,185	798	116	5,352	389	5,741
Marketing and distribution	(623)	(548)	(378)	(267)	(71)	(1,887)	(208)	(2,095)
Research and development	–	–	–	–	(1,024)	(1,024)	(57)	(1,081)
General and administrative:
Restructuring	(83)	(1)	(12)	(5)	(57)	(158)	(20)	(178)
Divestment gains	19	–	–	–	–	19	–	19
Other General and administrative	(153)	(121)	(72)	(39)	(174)	(559)	(54)	(613)
Operating income/(loss) – continuing operations	1,015	728	723	487	(1,210)	1,743	50	1,793
Included in the above operating income from continuing operations are:
Personnel costs	(484)	(359)	(354)	(223)	(697)	(2,117)	(188)	(2,305)
Depreciation of property, plant and equipment					(254)	(254)	(19)	(273)
Amortization of intangible assets					(223)	(223)	(12)	(235)
Impairment of property, plant and equipment, intangible and financial assets					(36)	(36)	(5)	(41)
Other non-cash items including charges in respect of provisions					(89)	(89)	(8)	(97)
Gains/(losses) on hedges reported in operating income	–	(7)	7	–	29	29	(6)	23

1EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2010 ($m)
Segment operating income	1,793
Income from associates and joint ventures	25
Financial expense, net	(141)
Income before taxes	1,677

Revenues by product group for the years ended December 31, 2012, 2011 and 2010 are as follows:

($m)	2012	2011	2010
Crop Protection	10,208	9,597	8,371
Seeds	3,237	2,850	2,491
Lawn and Garden	757	821	779
Total	14,202	13,268	11,641

4. Segmental breakdown of key figures for the years ended December 31, 2012, 2011 and 2010 continued

Summarized additional information on the nature of expenses for the years ended December 31, 2012, 2011 and 2010 is as follows:

($m)	2012	2011	2010
Salaries, short-term employee benefits and other personnel expense	2,607	2,480	2,130
Pension and other post-employment benefit expense	68	112	109
Share based payment expense	84	69	66
Total personnel costs	2,759	2,661	2,305
Depreciation of property, plant and equipment	333	331	273
Impairment of property, plant and equipment	29	18	5
Amortization of intangible assets	265	276	235
Impairment of intangible assets	13	24	15

5. Regional breakdown of key figures for the years ended December 31, 2012, 2011 and 2010

The following countries individually accounted for more than 5 percent of one or more of the respective Syngenta totals for the years ended December 31, 2012, 2011 and 2010 or at December 31, 2012 and 2011.

($m, except %)	Sales¹						Total non-current assets²
Country	2012	%	2011	%	2010	%	2012	%	2011	%
Belgium	79	1	83	1	76	1	495	7	–	–
Brazil	2,466	17	2,152	16	1,778	15	286	4	279	5
France	651	5	649	5	585	5	139	2	140	2
Switzerland	69	–	74	1	100	1	2,947	40	2,728	43
UK	218	2	202	2	189	2	525	7	501	8
USA	3,745	26	3,209	24	2,802	24	1,842	25	1,596	25
Others	6,974	49	6,899	51	6,111	52	1,086	15	1,054	17
Total	14,202	100	13,268	100	11,641	100	7,320	100	6,298	100
1Sales by location of third party customer
2Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10 percent or more of Syngenta’s total sales.

6. Restructuring

Restructuring for the years ended December 31, 2012, 2011 and 2010, broken down into the main restructuring initiatives, consists of the following:

($m)	2012	2011	2010
Operational efficiency programs:
Cash costs
Charged to provisions	7	29	48
Expensed as incurred	48	69	53
Non-cash costs
Fixed asset impairments	2	3	17

Integrated crop strategy programs:
Cash costs
Charged to provisions	4	86	3
Expensed as incurred	98	63	11

Acquisition and related integration costs:
Cash costs
Charged to provisions	–	2	–
Expensed as incurred	18	12	19
Non-cash items
Reversal of inventory step-ups	7	14	18
Reacquired rights	14	14	–
Divestment losses/(gains)	25	(76)	(19)
Bargain purchase gains	–	(10)	–

Other non-cash restructuring:
Non-current asset impairment	42	39	13
Other non-cash costs	–	–	15
Total restructuring	265	245	178

6. Restructuring continued

Restructuring for the years ended December 31, 2012, 2011 and 2010 is presented within the consolidated income statement as follows:

($m)	2012	2011	2010
Reported as:
Cost of goods sold	7	14	18
Restructuring	233	307	178
Divestment losses/(gains)	25	(76)	(19)
Income from associates and joint ventures	–	–	1
Total restructuring	265	245	178

2012

Operational efficiency programs
During 2012, costs of $44 million were incurred as the projects to standardize and consolidate global back office operations drew near to completion. $3 million of costs were incurred for restructuring in the corporate headquarters, $4 million of costs were charged for restructuring at sales and distribution sites in France, Switzerland and the UK, and a further $4 million of other operational efficiency cash costs included charges for project management, standard process design and outsourcing of information systems. Impairment costs related to the sites in France and the UK.

Integrated crop strategy programs
Cash costs of $35 million were incurred for the continuing integration of commercial operations of sales and marketing teams in the regions. $58 million was charged to the regions for support function projects, including $15 million for severance and pension costs, $21 million for information system infrastructure projects and $22 million of other charges including consultancy and advisory services, re-training of employees and project management. $5 million of costs related to restructuring the organization of the global Research and Development function and $4 million of costs related to legal entity restructuring.

Acquisition and related integration costs
Included in acquisition and related integration costs are $6 million related to the acquisitions described in Note 3 above and $6 million of charges incurred for integrating previous acquisitions. The remaining charges related to divestments and incomplete transactions.

Reversal of inventory step-up related to the acquisitions of Maribo Seeds, the Pybas and Synergene lettuce companies and the purchase of the Greenleaf controlling interest. As part of the Greenleaf acquisition in 2011, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the original license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. The resulting acceleration of amortization results in a 2012 charge of $14 million. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta.

Divestment losses were incurred on the divestments of the Fafard peat unit and the Syngenta Horticultural Services business as described in Note 3 above.

Other non-cash restructuring
Non-current asset impairments included $21 million for production plant machinery in Brazil, $12 million for the impairment of a product right and trademark where the technical and commercial success has now become less probable and $5 million for the write-down of land in the USA that was acquired as part of a business combination.

2011

Operational efficiency programs
During 2011, cash costs under the Operational Efficiency restructuring programs included $59 million for the continuing standardization and consolidation of global back office operations and $12 million for further outsourcing of information systems. Further operational efficiency cash costs consisted of $6 million of onerous contract charges in the UK, $5 million relating to the reorganization of a site in Switzerland, $4 million of restructuring costs in the Seeds portion of the European business and $12 million for various other restructuring projects. Impairment costs related mainly to the closure of a site in Germany.

Integrated crop strategy programs
During 2011, cash costs for launching and initiating the implementation of the global integrated crop strategy included $143 million for integration of commercial operations of sales and marketing teams and $6 million for support function projects. These charges consisted of $76 million for severance and pension payments and $73 million of other project-related costs, including those for developing and supporting the strategic transition; process re-design; consultancy and advisory services; retention, relocation, and re-training of employees; and project management.

Acquisition and related integration costs
Acquisition and related integration cash costs related mainly to the Agrosan, Maribo Seeds and Greenleaf acquisitions. Reversal of inventory step-ups related to the acquisitions of Agrosan, Maribo Seeds and the Pybas and Synergene lettuce companies.

Amortization of reacquired rights related to exclusive licensing rights that Syngenta had previously granted to Greenleaf, which were reacquired as part of the Greenleaf acquisiton.

6. Restructuring continued

Divestment gains of $76 million included the gain on the disposal of Syngenta’s Materials Protection business to Lanxess AG, gains on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition, and the gain arising on revaluing Syngenta’s 50 percent equity interest in Greenleaf to fair value at the date it acquired the remaining 50 percent interest from Pioneer. Bargain purchase gains were recognized on completion of the acquisition accounting for the Maribo Seeds and Greenleaf acquisitions.

Other non-cash restructuring
Other non-cash restructuring costs consisted of the impairment of an available-for-sale financial asset and a write-down of assets within the Fafard peat business in Lawn and Garden.

2010

Operational efficiency programs
During 2010, cash costs under the Operational Efficiency restructuring projects included $54 million for the continuing standardization and consolidation of global back office operations and $12 million for further outsourcing of information systems. Further operational efficiency charges included $14 million largely to recognize synergies across the Flowers sites in the Lawn and Garden business, $10 million for reorganizations in businesses in Western Europe, $8 million for restructuring at production and distribution sites in France and the US and $3 million of other costs. Impairment costs included $10 million for the impairment of a supply agreement, $4 million of impairment of a site in the UK and other impairments totalling $3 million.

Integrated crop strategy programs
Restructuring costs of $14 million were incurred largely for preliminary costs relating to the project to integrate the global commercial operations of Crop Protection and Seeds.

Acquisition and related integration costs
Acquisition and related integration cash costs of $19 million were charged in relation to the 2010 acquisition of Maribo Seeds and for continuing integration relating to the earlier acquisitions of the Monsanto sunflower business, Goldsmith, Yoder and Pybas and Synergene. Reversal of inventory step-ups related to the acquisitions of Goldsmith in the US and Europe, the Monsanto sunflower business and the Pybas and Synergene lettuce companies. Divestment gains of $19 million were recognized on derecognition of the investment in the Greenleaf joint venture; Syngenta acquired the remaining 50 percent equity interest in Greenleaf during 2010.

Other non-cash restructuring
Other non-cash restructuring costs included $9 million of impairments of available-for-sale financial assets, $4 million of impairment in the Lawn and Garden business, $12 million of impairment of a site disposal receivable due to a decrease in expected proceeds from redevelopment and $3 million of other costs.

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2012, 2011 and 2010 consists of the following:

($m)	2012	2011	2010
Switzerland	1,213	779	587
Foreign	939	1,122	1,090
Total income before taxes	2,152	1,901	1,677

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2012, 2011 and 2010 consists of the following:

($m)	2012	2011	2010
Current income tax (expense):
Switzerland	(84)	(138)	(87)
Foreign	(270)	(347)	(200)
Total current income tax (expense)	(354)	(485)	(287)

Deferred income tax (expense)/benefit:
Switzerland	(17)	1	(38)
Foreign	94	183	50
Total deferred income tax (expense)/benefit	77	184	12

Total income tax (expense):
Switzerland	(101)	(137)	(125)
Foreign	(176)	(164)	(150)
Total income tax (expense)	(277)	(301)	(275)

7. Income taxes continued

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2012, 2011 and 2010 are:

($m)	2012	2011	2010
Current tax (expense) relating to current years	(375)	(491)	(275)
Adjustments to current tax for prior periods	19	2	(19)
Benefit of previously unrecognized tax losses	2	4	7
Total current income tax (expense)	(354)	(485)	(287)

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2012, 2011 and 2010 are:

($m)	2012	2011	2010
Origination and reversal of temporary differences	83	130	(67)
Changes in tax rates or legislation	24	21	20
Benefit of previously unrecognized deferred tax assets	18	43	88
Non recognition of deferred tax assets	(48)	(10)	(29)
Total deferred income tax (expense)/benefit	77	184	12

Income tax expense for 2011 included $61 million resulting from a change in prior year estimates related to the taxation of certain licensing transactions.

Income tax relating to OCI for the years ended December 31, 2012, 2011 and 2010 is as follows:

		2012			2011			2010
($m)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	(151)	31	(120)	(252)	71	(181)	50	(17)	33
Items that may be reclassified to profit or loss:
Available-for-sale financial assets	(1)	–	(1)	3	–	3	4	(1)	3
Cash flow and net investment hedges	108	(10)	98	(150)	34	(116)	120	(46)	74
Foreign currency translation effects	86	(12)	74	(186)	(48)	(234)	146	27	173
Total	42	9	51	(585)	57	(528)	320	(37)	283

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Current tax 1	20	7	–
Deferred tax 1	(3)	3	(1)
Total income tax (charged)/credited to equity	17	10	(1)

1Current and deferred tax related to share based payments

Analysis of tax rate
The table below presents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate for the years ended December 31, 2012, 2011 and 2010. Syngenta’s statutory rate consists of the domestic Swiss tax rate. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate. The domestic Swiss tax rate consists of the Swiss federal income tax rate (8.50 percent) and the income tax rate of the canton Basel (20.50 percent). Federal and canton tax rates are deductible from the tax basis, therefore the Swiss domestic tax rate is 22.48 percent in 2012. The decrease of the income tax rate of the canton Basel to 20.50 percent in 2012 from 21.00 percent in 2011 resulted in the decrease in the domestic Swiss tax rate to 22.48 percent in 2012 from 22.78 percent in 2011.

7. Income taxes continued

	2012%	2011%	2010%
Statutory tax rate	22	23	23
Effect of income taxed at different rates	(11)	(5)	(3)
Tax on share based payments	–	–	1
Effect of other disallowed expenditures and income not subject to tax	–	(2)	(1)
Effect of changes in tax rates and laws on previously recognized deferred tax assets	(1)	(1)	(1)
Effect of recognition of previously unrecognized tax losses	–	–	(1)
Effect of recognition of other previously unrecognized deferred tax assets	(1)	(2)	(5)
Effect of non-recognition of deferred tax assets on tax losses in current year	–	1	–
Changes in prior year estimates and other items	2	2	2
Effect of non-recognition of deferred tax assets	2	–	1
Effective tax rate	13	16	16

The movements in deferred tax assets and liabilities during the year ended December 31, 2012 are as follows:

2012 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	434	76	(14)	(3)	–	493
Accounts receivable	184	38	–	(11)	–	211
Pensions and employee costs	175	(31)	28	1	1	174
Provisions	309	22	–	(6)	3	328
Unused tax losses	33	33	–	–	42	108
Financial instruments, including derivatives	20	(1)	–	–	(3)	16
Other	78	(33)	–	3	(3)	45
Deferred tax assets	1,233	104	14	(16)	40	1,375
Liabilities associated with:
Property, plant and equipment	(307)	(6)	1	(5)	5	(312)
Intangible assets	(305)	64	(1)	(4)	(91)	(337)
Inventories	(88)	9	–	4	(1)	(76)
Financial instruments, including derivatives	(60)	(8)	13	–	1	(54)
Other provisions and accruals	(223)	(49)	–	(5)	–	(277)
Other	(73)	(37)	(1)	–	4	(107)
Deferred tax liabilities	(1,056)	(27)	12	(10)	(82)	(1,163)
Net deferred tax asset/(liability)	177	77	26	(26)	(42)	212

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2011 are as follows:

2011 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	449	22	(31)	(3)	(3)	434
Accounts receivable	146	58	–	(20)	–	184
Pensions and employee costs	127	(22)	73	(2)	(1)	175
Provisions	234	85	–	(10)	–	309
Unused tax losses	46	(8)	–	(1)	(4)	33
Financial instruments, including derivatives	19	1	4	(1)	(3)	20
Other	74	16	(19)	3	4	78
Deferred tax assets	1,095	152	27	(34)	(7)	1,233
Liabilities associated with:
Property, plant and equipment	(302)	(9)	–	3	1	(307)
Intangible assets	(266)	(23)	–	1	(17)	(305)
Inventories	(133)	34	–	11	–	(88)
Financial instruments, including derivatives	(56)	(2)	(5)	–	3	(60)
Other provisions and accruals	(255)	31	–	1	–	(223)
Other	(72)	1	–	(2)	–	(73)
Deferred tax liabilities	(1,084)	32	(5)	14	(13)	(1,056)
Net deferred tax asset/(liability)	11	184	22	(20)	(20)	177

The deferred tax assets and liabilities at December 31, 2012 and 2011 reconcile to the amounts presented in the consolidated balance sheet as follows:

($m)	2012	2011
Deferred tax assets	1,375	1,233
Adjustment to offset deferred tax assets and liabilities1	(300)	(303)
Adjusted deferred tax assets	1,075	930

Deferred tax liabilities	(1,163)	(1,056)
Adjustment to offset deferred tax assets and liabilities1	300	303
Adjusted deferred tax liabilities	(863)	(753)

1Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2012 and 2011 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

($m)	2012	2011
One year	1	6
Two years	7	–
Three years	1	7
Four years	10	2
Five years	5	11
More than five years	592	481
No expiry	5	3
Total	621	510

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5.00 percent of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

7. Income taxes continued

A deferred tax asset or liability has not been recognized at December 31, 2012 and 2011 on the following items:

($m)	2012	2011
Temporary differences for which no deferred tax assets have been recognized	322	259
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	685	612

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

The calculation of diluted earnings per share for the year ended December 31, 2012 excluded 458,480 (2011: 558,727; 2010: 373,365) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

($m, except number of shares)	2012	2011	2010
Net income attributable to Syngenta AG shareholders	1,872	1,599	1,397

Weighted average number of shares
Weighted average number of shares – basic	91,644,190	91,892,275	92,687,903
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	254,995	261,100	328,437
Grants of Syngenta AG shares under employee share participation plans	233,737	230,236	208,963
Weighted average number of shares – diluted	92,132,922	92,383,611	93,225,303

9. Trade and other accounts receivable

Trade receivables at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
Trade receivables, gross	3,415	2,982
Provision for doubtful trade receivables	(224)	(246)
Trade receivables, net	3,191	2,736

Movements in the provision for doubtful trade receivables for the years ended December 31, 2012 and 2011 are as follows:

($m)	2012	2011
January 1	(246)	(260)
Amounts (charged)/credited to income	(11)	(34)
Amounts written off	19	34
Currency translation effects and other	14	14
December 31	(224)	(246)

The ages of trade and other receivables at December 31, 2012 and 2011 that were past due, but not impaired, are as follows:

2012 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	531	308	52	171
Provision for doubtful trade receivables	(173)	(4)	(19)	(150)
Other receivables	208	118	28	62
Total	566	422	61	83

9. Trade and other accounts receivable continued

2011 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	510	261	63	186
Provision for doubtful trade receivables	(177)	(11)	(14)	(152)
Other receivables	275	187	52	36
Total	608	437	101	70

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations.

The carrying amount of trade receivables transferred in full and partial recourse factoring arrangements, but not derecognized is $122 million (2011: $125 million). The related liabilities of $122 million (2011: $125 million) are disclosed in Note 16. The fair value of these receivables and the related liabilities is not significantly different from their carrying amounts. The amount of these receivables before the transfer transactions was $175 million.

The fair value of trade receivables containing embedded exchange rate options that Syngenta has designated as at fair value through profit or loss at December 31, 2012 was $84 million (2011: $62 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2012, 2011 and 2010 were not material.

Other receivables of $932 million (2011: $690 million) include income taxes recoverable of $130 million (2011: $79 million) and are net of immaterial provisions for doubtful accounts.

10. Other current assets

Other current assets at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
Prepaid expenses	190	163
Other	67	36
Total	257	199

11. Inventories

Inventories at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
Raw materials and consumables	1,002	927
Biological assets	37	32
Work in progress	814	789
Finished products	2,881	2,442
Total	4,734	4,190

Movements in inventory write-downs for the years ended December 31, 2012 and 2011 are as follows:

($m)	2012	2011
January 1	(313)	(344)
Additions charged to income	(177)	(159)
Reversals of inventory write-downs	30	47
Amounts utilized on disposal of related inventories	136	152
Currency translation effects and other	3	(9)
December 31	(321)	(313)

Reversals of inventory write-downs arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories that are subject to risks of degradation and obsolescence, such as germination of seeds.

11. Inventories continued

Movements in biological assets for the years ended December 31, 2012 and 2011 are as follows. These include amounts classified as other non-current assets.

($m)	2012	2011
January 1	51	37
Changes in fair value	173	181
Additions to cost	47	19
Sales and harvest	(201)	(182)
Currency translation effects and other	(2)	(4)
December 31	68	51
Of which: carried at fair value less costs to sell	33	32

Quantities of biological assets in inventories at December 31, 2012 and 2011 are:

	2012	2011
(Millions of plants)
Plants	69	64
Cuttings	520	574
(Thousands of hectares cultivated)
Growing crops	7.2	4.7

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2012 are as follows:

2012 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	153	1,785	4,300	333	6,571
Additions	4	41	172	330	547
Disposals	(2)	(50)	(145)	(1)	(198)
Transfers between categories	–	89	182	(271)	–
Currency translation effects and other	4	32	107	(16)	127
December 31	159	1,897	4,616	375	7,047

Accumulated depreciation and impairment losses
January 1	–	(999)	(2,547)	–	(3,546)
Depreciation charge	–	(60)	(273)	–	(333)
Impairment losses	–	(6)	(23)	–	(29)
Depreciation on disposals	–	33	118	–	151
Currency translation effects and other	–	(24)	(73)	–	(97)
December 31	–	(1,056)	(2,798)	–	(3,854)
Net book value – December 31	159	841	1,818	375	3,193
Insured value – December 31					8,178

Additions to property, plant and equipment of $547 million (2011: $490 million) comprise $508 million (2011: $479 million) of cash purchases and $39 million (2011: $11 million) of other additions, including business combinations, initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2012 was $109 million classified as Machinery and equipment (2011: $127 million).

12. Property, plant and equipment continued

Movements in property, plant and equipment for the year ended December 31, 2011 were as follows:

2011 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	153	1,740	4,057	309	6,259
Additions	2	39	166	283	490
Disposals	(1)	(3)	(48)	(3)	(55)
Transfers between categories	1	42	211	(254)	–
Currency translation effects and other	(2)	(33)	(86)	(2)	(123)
December 31	153	1,785	4,300	333	6,571

Accumulated depreciation and impairment losses
January 1	–	(932)	(2,363)	–	(3,295)
Depreciation charge	–	(64)	(267)	–	(331)
Impairment losses	–	(10)	(8)	–	(18)
Depreciation on disposals	–	1	35	–	36
Currency translation effects and other	–	6	56	–	62
December 31	–	(999)	(2,547)	–	(3,546)
Net book value – December 31	153	786	1,753	333	3,025
Insured value – December 31					7,632

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2012 are as follows:

2012 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,598	2,793	100	68	334	322	5,215
Additions from business combinations	322	417	7	–	–	36	782
Other additions	–	74	–	1	36	13	124
Retirements and disposals	(4)	(3)	(12)	–	(8)	(46)	(73)
Currency translation effects	7	23	1	1	11	3	46
December 31	1,923	3,304	96	70	373	328	6,094

Accumulated amortization and impairment losses
January 1	(279)	(1,670)	(41)	(27)	(204)	(125)	(2,346)
Amortization charge	–	(185)	(5)	(4)	(47)	(24)	(265)
Impairment losses	–	(12)	–	(1)	–	–	(13)
Retirements and disposals	4	3	7	–	7	33	54
Currency translation effects	(5)	(13)	(1)	–	(3)	(1)	(23)
December 31	(280)	(1,877)	(40)	(32)	(247)	(117)	(2,593)
Net book value – December 31	1,643	1,427	56	38	126	211	3,501

Other additions in 2012 and 2011 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was $112 million (2011: $62 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

Other intangibles consist principally of values assigned to leases, supply contracts and customer relationships acquired in business combinations.

13. Intangible assets continued

Movements in intangible assets for the year ended December 31, 2011 are as follows:

2011 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,677	3,197	96	91	384	438	5,883
Additions from business combinations	–	38	5	–	–	4	47
Other additions	–	11	–	3	35	–	49
Retirements	(60)	(483)	–	(28)	(83)	(123)	(777)
Currency translation effects	(19)	30	(1)	2	(2)	3	13
December 31	1,598	2,793	100	68	334	322	5,215

Accumulated amortization and impairment losses
January 1	(329)	(1,933)	(33)	(50)	(240)	(211)	(2,796)
Amortization charge	–	(191)	(6)	(4)	(48)	(27)	(276)
Impairment losses	(13)	–	(2)	–	(1)	(8)	(24)
Retirements	60	483	–	28	83	123	777
Currency translation effects	3	(29)	–	(1)	2	(2)	(27)
December 31	(279)	(1,670)	(41)	(27)	(204)	(125)	(2,346)
Net book value – December 31	1,319	1,123	59	41	130	197	2,869

14. Financial and other non-current assets

Other non-current financial assets at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
Equity securities available-for-sale	79	59
Other non-current receivables	404	214
Defined benefit pension asset (Note 22)	21	145
Investments in associates and joint ventures	143	131
Long-term derivative financial assets (Note 28)	21	118
Total	668	667

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2012, these investments consist mainly of $67 million (2011: $61 million) for a 50 percent ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, $38 million (2011: $38 million) for a 49 percent ownership of Sanbei Seeds Co. Ltd., China and $31 million (2011: $27 million) for a 40 percent ownership of Maisadour Semences SA, France. Income statement effects are not significant for the above associates and joint ventures.

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2012 and 2011 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2012	3,409	2,372	46	991
2011	2,881	1,868	156	857

16. Current financial debt and other financial liabilities

Current financial debt at December 31, 2012 and 2011 is as follows:

($m)	2012	2011
Bank and other financial debt	297	209
Receivables factored with recourse	122	125
Current portion of financial debt (Note 18)	561	409
Total current financial debt	980	743
Short-term derivative financial liabilities (Note 28)	68	212
Total	1,048	955

The following table presents additional information related to short-term borrowings at December 31, 2012:

2012 ($m)	Amount outstanding at December 31	Weighted average interest rate on outstanding balance	Average amount outstanding for the year	Weighted average interest rate on average outstanding balance	Maximum month-end amount during the year
Bank and other financial debt	297	7.8%	275	6.4%	405
Receivables factored with recourse	122	8.2%	105	8.4%	138
Current portion of financial debt (Note 18)	561	3.4%	776	3.4%	972
Total	980	5.3%	1,156	4.6%	–
2011	743	4.0%	807	4.2%

The contractual maturities of current financial debt at December 31, 2012 and 2011 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2012	980	313	557	110
2011	743	224	8	511

The maturities of short-term derivative liabilities are presented in Note 27.7.

17. Other current liabilities

Other current liabilities at December 31, 2012 and 2011 consist of the following:

($m)	2012	2011
Accrued short-term employee benefits	332	428
Taxes other than income taxes	152	95
Accrued interest payable	54	46
Accrued utility costs	66	71
Social security and pension contributions	116	70
Other payables	246	172
Other accrued expenses	194	146
Total	1,160	1,028

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents the estimated timing of cash outflows.

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2012	1,160	659	232	269
2011	1,028	510	230	288

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
4.000% Eurobond 2014	658	679
4.125% Eurobond 2015	658	665
$ private placement notes	266	268
3.375% CHF domestic bond 2013	546	530
3.500% CHF domestic bond 2012	–	398
3.125% $ Notes 2022	497	–
4.375% $ Notes 2042	248	–
Unsecured bond issues and US private placement notes	2,873	2,540
Liabilities to banks and other financial institutions	8	2
Finance lease obligations	48	45
Total financial debt (including current portion)	2,929	2,587
Less: current portion of financial debt (Note 16)	(561)	(409)
Non-current derivative financial liabilities	51	86
Other non-current liabilities and deferred income	95	110
Total	2,514	2,374

Other non-current liabilities and deferred income relates to license agreements with several counterparties. Related cash flows of $16 million (2011: $21 million) are payable between one and four years and $79 million of deferred income at December 31, 2012 (2011: $89 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt is 4.6 percent per annum (2011: 3.9 percent per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt is 4.9 percent per annum (2011: 4.3 percent per annum). The weighted average interest rates include the cost of financing emerging market borrowings.

Interest paid on non-current financial debt is $112 million (2011: $134 million; 2010: $121 million). All non-current debt ranks equally.

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

19. Provisions

Provisions at December 31, 2012 and 2011 are as follows:

($m)	2012	2011
Restructuring provisions	59	98
Employee benefits:
Pensions (Note 22)	302	288
Other post-retirement benefits (Note 22)	61	101
Other long-term employee benefits	61	57
Environmental provisions	343	369
Provisions for legal and product liability settlements	148	189
Other provisions	103	98
Total	1,077	1,200

($m)	2012	2011
Current portion of:
Restructuring provisions	41	58
Employee benefits	40	17
Environmental provisions	68	74
Provisions for legal and product liability settlements	48	13
Other provisions	39	70
Total current provisions	236	232
Total non-current provisions	841	968
Total	1,077	1,200

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

At December 31, 2012, Syngenta recognized $38 million (2011: $39 million) in Other non-current financial assets in respect of virtually certain reimbursements.

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

Provisions for legal and product liability settlements, all of which are individually immaterial, relate to various legal proceedings incidental to the normal conduct of Syngenta’s business, including proceedings involving product liability claims, commercial claims, employment and wrongful termination claims, patent infringement claims, competition law claims, tax assessment claims, regulatory compliance claims, waste disposal claims and tort claims relating to the release of chemicals into the environment.

Other provisions mainly comprise provisions for long-term contractual obligations under license agreements.

19. Provisions continued

Movements in provisions for the year ended December 31, 2012 are as follows:

($m)	January 1	Charged to income	Release of provisions credited to income	Payments	Actuarial (gains)/losses	Transfers offset in defined benefit pension assets	Currency translation effects/other	December 31
Restructuring provisions:
Employee termination costs	75	10	(2)	(44)	–	–	6	45
Other third party costs	23	3	–	(11)	–	–	(1)	14
Employee benefits:
Pensions	288	81	–	(78)	131	(127)	7	302
Other post-retirement benefits	101	3	(54)	(11)	22	–	–	61
Other long-term employee benefits	57	14	(1)	(15)	–	–	6	61
Environmental provisions	369	4	(3)	(33)	–	–	6	343
Provisions for legal and product liability settlements	189	86	(10)	(112)	–	–	(5)	148
Other provisions	98	40	(24)	(11)	–	–	–	103
Total	1,200	241	(94)	(315)	153	(127)	19	1,077

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

Movements in provisions for legal and product liability settlements include a charge to income of $80 million and payments of $105 million in relation to the Settlement Agreement described under the heading “Holiday Shores” in Note 25.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended December 31, 2012 and 2011, are presented in the table below. The Board of Directors of Syngenta AG was authorized to increase the share capital through issuance of a maximum of 9,459,985 ordinary shares. This authority expired on April 20, 2012.

	2012		2011
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	93.8	(2.5)	94.6	(2.4)
Cancellation of treasury shares	(0.7)	0.7	(0.8)	0.8
Share repurchases	–	(0.2)	–	(1.3)
Issue of ordinary shares under employee share purchase and option plans	–	0.6	–	0.4
December 31	93.1	(1.4)	93.8	(2.5)

At December 31, 2012 and 2011 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Depreciation, amortization and impairment of:
Property, plant and equipment	362	349	278
Intangible assets	278	300	250
Financial assets	3	1	21
Deferred revenue and gains	(35)	(41)	(36)
Gains on disposal of non-current assets	(17)	(78)	(20)
Charges in respect of equity-settled share based compensation	74	54	66
Charges in respect of provisions (Note 19)	147	253	153
Financial expense, net	147	165	141
(Gains)/losses on hedges reported in operating income	32	(187)	(23)
Income from associates and joint ventures	(7)	(15)	(25)
Total	984	801	805

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where company contributions and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were $38 million for the year ended December 31, 2012 (2011: $32 million; 2010: $26 million). Approximately 40 percent of employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of the major defined benefit plans are funded through legally separate trustee administered funds. The cash funding of these plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

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

The status of Syngenta’s defined benefit plans at December 31, 2012 and 2011 using actuarial assumptions determined in accordance with IAS 19 is summarized below.

The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2012 and 2011:

22. Post-employment benefits continued

($m)	2012	2011
Benefit obligations
January 1	5,205	5,116
Current service cost	106	113
Employee contributions	38	39
Interest cost	209	224
Actuarial (gains)/losses	323	193
Benefit payments	(220)	(204)
Other movements	(32)	(252)
Currency translation effects	173	(24)
December 31	5,802	5,205
Of which arising from:
Funded plans	5,618	5,071
Wholly unfunded plans	184	134

($m)	2012	2011
Plan assets at fair value
At January 1	5,075	5,113
Actual return on plan assets	476	185
Employer contributions	83	205
Employee contributions	38	39
Benefit payments	(220)	(204)
Other movements	(35)	(260)
Currency translation effects	167	(3)
December 31	5,584	5,075

Actual return on plan assets can be analyzed as follows:

($m)	2012	2011
Expected return on plan assets	234	261
Actuarial gains/(losses)	242	(76)
Total	476	185

22. Post-employment benefits continued

($m)	2012	2011
Funded status	(218)	(130)
Unrecognized past service gain	(12)	(16)
Effect of asset ceiling	(52)	(4)
Net accrued benefit liability	(282)	(150)

Amounts recognized in the balance sheet:	2012	2011
Prepaid benefit costs (Note 14)	21	145
Accrued benefit liability	(303)	(295)
Net amount recognized	(282)	(150)

Of the accrued benefit liability for pensions of $303 million at December 31, 2012, $302 million is included in Note 19 as pension provisions and $1 million as restructuring provisions (2011: $ 288 million as pension; $7 million as restructuring).

The following table shows estimated future defined benefit payments. Actual payments may differ from those shown because of uncertain future events, including members’ choice of benefit options as described above.

($m)
2013	232
2014	240
2015	253
2016	268
2017	281
Years 2018–2022	1,538
Total 2013–2022	2,812

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

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2013 is $140 million. Actual payments could differ materially from this estimate if any new funding regulations or laws are enacted or due to business and market conditions, which may result in Syngenta prepaying contributions. Additional contributions, the amount and timing of which are uncertain, may also be required as Syngenta’s restructuring programs are implemented.

In accordance with UK pension regulations, fixed deficit recovery contributions of $40 million per year to 2019 were agreed with the UK pension plan Trustee during the 2012 valuation. $15 million of prepaid contributions carried forward at December 31, 2012 will be offset against this commitment. Additional variable contributions of up to $25 million per year are also required to be paid if the actual percentage return on plan assets is less than the agreed assumption. These replace similar commitments in the 2009 valuation to pay a fixed $31 million per year over the period to 2019 plus an additional variable $16 million per year if the actual return on plan assets was less than the assumption agreed in that valuation. No fixed deficit recovery contributions were required to be made in 2012 or 2011 because Syngenta made a $100 million prepayment in 2010. No additional variable contributions were required to be made in 2012, 2011 or 2010 as the actual percentage return on plan assets during these years exceeded the agreed assumption in the 2009 valuation.

22. Post-employment benefits continued

The expected long-term rates of return on assets, the fair values of assets and the liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows:

	Expected rate of return used for income statement (%)			Fair value at December 31 ($m)
2012	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	5.5	6.9	8.0	399	838	226	51	1,514	27
Real estate	3.3	–	–	200	–	–	–	200	4
Bonds	2.0	3.6	5.5	895	895	343	30	2,163	39
Other assets	5.0	5.3	6.5	337	839	174	182	1,532	27
Cash and cash equivalents				65	73	33	4	175	3
Fair value of assets	3.0	5.3	6.5	1,896	2,645	776	267	5,584	100
Benefit obligation				(1,874)	(2,634)	(813)	(481)	(5,802)
Discount rate (%)				2.0	4.5	3.8		3.6
Funded status				22	11	(37)	(214)	(218)

	Expected rate of return used for income statement (%)			Fair value at December 31 ($m)
2011	Switzerland	UK	USA	Switzerland	UK	USA	Other plans	Total	%
Equities	5.5	7.1	8.0	327	778	175	46	1,326	26
Real estate	3.3	–	7.5	174	–	–	–	174	3
Bonds	2.0	5.1	5.5	796	781	302	44	1,923	38
Other assets	5.0	6.1	6.5	291	779	185	136	1,391	28
Cash and cash equivalents	0.3	0.5	3.0	148	36	76	1	261	5
Fair value of assets	3.3	6.2	6.5	1,736	2,374	738	227	5,075	100
Benefit obligation				(1,726)	(2,368)	(740)	(371)	(5,205)
Discount rate (%)				2.5	4.9	4.4		4.0
Funded status				10	6	(2)	(144)	(130)

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Current service cost	106	113	87
Interest cost	209	224	211
Expected return on plan assets	(234)	(261)	(221)
Net periodic benefit cost	81	76	77

Amounts recognized in OCI were as follows for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Amounts recognized during the period:
Actuarial (gains)/losses	81	269	(101)
Effect of asset ceiling	50	(33)	35
Cumulative actuarial (gains)/losses recognized at December 31	1,415	1,255	1,019

The defined benefit obligation, plan assets, funded status, changes in actuarial assumptions, and experience adjustments resulting from comparisons to actuarial assumptions for the years ended December 31, 2008 to 2012 for pensions are as follows:

22. Post-employment benefits continued

($m)	2012	2011	2010	2009	2008
Benefit obligation	(5,802)	(5,205)	(5,116)	(4,714)	(3,882)
Plan assets	5,584	5,075	5,113	4,340	3,556
Funded deficit	(218)	(130)	(3)	(374)	(326)
Changes in actuarial assumptions	(335)	(173)	(201)	(537)	412
Experience adjustments (increasing)/reducing plan liabilities	12	(20)	11	68	(58)
Experience adjustments on plan assets: actual returns greater/(less) than expected	242	(76)	292	358	(678)
Total	(81)	(269)	102	(111)	(324)

The following tables give the weighted-average assumptions used to calculate the benefit cost and benefit obligation for defined benefit plans:

Weighted-average assumptions: benefit cost for the year ended December 31	2012%	2011%	2010%
Discount rate	4.0	4.4	4.8
Rate of increase in pensionable pay	2.9	3.0	2.8
Expected return on plan assets	4.6	5.1	5.4

Weighted-average assumptions: benefit obligation at December 31	2012%	2011%
Discount rate	3.6	4.0
Rate of increase in pensionable pay	2.8	2.9

Mortality assumptions are discussed in Note 2 under “critical accounting estimates”.

Other post-retirement benefits
Syngenta’s net liability for other post-retirement benefits at December 31, 2012 was $61 million (December 31, 2011 $101 million) which comprised a defined benefit obligation of $186 million (2011: $215 million), plan assets of $127 million (2011: $114 million) and immaterial amounts of unrecognized past service cost. Cumulative actuarial losses recognized in OCI were $146 million (2011: $124 million; 2010: $117 million) and amounts recognized in OCI for the period were losses of $22 million (2011: $7 million loss; 2010: $16 million loss). In 2012, amendments to other post-retirement benefit plans, principally the introduction of an annual cap on future medical expenses to be reimbursed to participants in Syngenta’s US post-retirement healthcare plan, resulted in past service gains of $50 million recognized in the consolidated income statement. Except for these past service gains, expense recognized in the consolidated income statement, contributions to the other post-retirement benefit plans and benefit payments by the plans were not material for 2012, 2011 and 2010.

The assumed healthcare cost trend rate at December 31, 2012 was 7.6 percent, decreasing in each successive year from 2012 onwards, to reach an ultimate rate of 5.0 percent in 2020 (December 31, 2011: 8.0 percent decreasing to 5.0 percent in 2020).

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

The following table sets out share option activity under this plan during 2010, 2011 and 2012, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2011 and 2012.

23. Employee share participation plans continued

	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
Year ended December 31, 2011
Awarded in 2002	83.7	1.4	–	(1.4)	–	–	–	–
Awarded in 2002	98.0	15.8	–	(7.4)	–	8.4	8.4	0.25
Awarded in 2002	98.0	9.3	–	–	–	9.3	9.3	1.25
Awarded in 2003	59.7	37.6	–	(15.7)	0.5	22.4	22.4	1.25
Awarded in 2003	59.7	27.7	–	(7.1)	–	20.6	20.6	2.25
Awarded in 2004	89.3	82.9	–	(27.8)	0.9	56.0	56.0	2.25
Awarded in 2004	89.3	49.6	–	(3.4)	–	46.2	46.2	3.25
Awarded in 2005	127.4	90.8	–	(20.7)	0.4	70.5	70.5	3.25
Awarded in 2006	185.0	125.0	–	(32.3)	0.2	92.9	92.9	4.25
Awarded in 2007	226.7	146.6	–	(32.5)	(0.4)	113.7	113.7	5.25
Awarded in 2008	301.5	207.0	–	(25.8)	(2.3)	178.9	178.9	6.25
Awarded in 2009	233.4	353.3	–	(6.8)	(7.4)	339.1	11.2	7.25
Awarded in 2010	283.7	164.6	–	(0.4)	(2.5)	161.7	4.1	8.25
Awarded in 2011	308.7	–	189.0	–	(2.3)	186.7	0.3	9.25
Total for year ended December 31, 2011		1,311.6	189.0	(181.3)	(12.9)	1,306.4	634.5

Year ended December 31, 2012
Awarded in 2002	98.0	8.4	–	(8.0)	(0.4)	–	–	–
Awarded in 2002	98.0	9.3	–	(7.0)	–	2.3	2.3	0.25
Awarded in 2003	59.7	22.4	–	(20.5)	–	1.9	1.9	0.25
Awarded in 2003	59.7	20.6	–	(9.2)	–	11.4	11.4	1.25
Awarded in 2004	89.3	56.0	–	(29.2)	–	26.8	26.8	1.25
Awarded in 2004	89.3	46.2	–	(14.8)	–	31.4	31.4	2.25
Awarded in 2005	127.4	70.5	–	(26.0)	–	44.5	44.5	2.25
Awarded in 2006	185.0	92.9	–	(41.6)	–	51.3	51.3	3.25
Awarded in 2007	226.7	113.7	–	(45.4)	(0.1)	68.2	68.2	4.25
Awarded in 2008	301.5	178.9	–	(56.9)	(2.1)	119.9	119.9	5.25
Awarded in 2009	233.4	339.1	–	(163.5)	(1.7)	173.9	173.9	6.25
Awarded in 2010	283.7	161.7	–	(8.3)	(3.8)	149.6	1.3	7.25
Awarded in 2011	308.7	186.7	–	(1.7)	(4.7)	180.3	4.4	8.25
Awarded in 2012	300.4	–	281.1	(0.9)	(4.9)	275.3	3.7	9.25
Total for year ended December 31, 2012		1,306.4	281.1	(433.0)	(17.7)	1,136.8	541.0

All fully vested options are exercisable.

Until the 2012 award, the exercise prices were equal to either the weighted average share price on the SIX Swiss Exchange (“SIX”) for the five business days preceding the grant date, or the share price on the SIX at the grant date. The Compensation Committee determined which of the two exercise prices were used for each grant year. In 2011, the Compensation Committee approved the proposal to change the methodology of setting the DSP and LTI equity grant value and exercise price to using the closing share price on the date of grant. The share price on the SIX at the grant date was used for the 2012 grant. Options over ADSs are priced at one-fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after completion of three years service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

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

23. Employee share participation plans continued

The following table sets out RSU activity under this plan during 2011 and 2012 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2011 and 2012.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Forfeited/ other	Outstanding at December 31	Remaining life
	(CHF)	(thousands of shares)					(years)
Year ended December 31, 2011
Awarded in 2008	283.9	47.5	–	(47.5)	–	–	–
Awarded in 2009	218.1	78.8	–	(4.9)	(1.3)	72.6	0.25
Awarded in 2010	265.0	99.8	–	(1.5)	(2.4)	95.9	1.25
Awarded in 2011	287.4	–	89.5	(0.8)	(1.4)	87.3	2.25
Total for year ended December 31, 2011		226.1	89.5	(54.7)	(5.1)	255.8

Year ended December 31, 2012
Awarded in 2009	218.1	72.6	–	(72.6)	–	–	–
Awarded in 2010	265.0	95.9	–	(3.2)	(8.3)	84.4	0.25
Awarded in 2011	287.4	87.3	–	(0.5)	(6.1)	80.7	1.25
Awarded in 2012	277.0	–	92.6	(0.4)	(3.9)	88.3	2.25
Total for year ended December 31, 2012		255.8	92.6	(76.7)	(18.3)	253.4

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

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2012	2011	2010
Dividend yield	2.6%	2.3%	2.2%
Volatility	23.4%	23.1%	23.6%
Risk-free interest rate	0.7%	1.9%	2.0%
Expected life	7 years	7 years	7 years
Exercise price (CHF per share)	300.4	308.7	283.7

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2012, as measured at the grant date, was based on the 120-month historical volatility of Syngenta AG shares on the SIX.

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

23. Employee share participation plans continued

The following table sets out activity under this plan during 2011 and 2012 including the equivalent ADSs that are offered to Syngenta employees in the USA:

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
	(thousands of shares)				(years)
Year ended December 31, 2011
Awarded in 2008	26.4	–	(26.4)	–	–
Awarded in 2009	53.5	–	(3.4)	50.1	0.25
Awarded in 2010	21.7	–	(0.6)	21.1	1.25
Awarded in 2011	–	28.8	(0.6)	28.2	2.25
Total for year ended December 31, 2011	101.6	28.8	(31.0)	99.4

Year ended December 31, 2012
Awarded in 2009	50.1	–	(50.1)	–	–
Awarded in 2010	21.1	–	(1.9)	19.2	0.25
Awarded in 2011	28.2	–	(1.2)	27.0	1.25
Awarded in 2012	–	55.2	(1.2)	54.0	2.25
Total for year ended December 31, 2012	99.4	55.2	(54.4)	100.2

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Thousands of shares
Awarded in 2010	265.0	19.2
Awarded in 2011	287.4	27.0
Awarded in 2012	277.0	54.0
Total		100.2

None of these shares are vested as at December 31, 2012.

Employee share purchase plans
Syngenta has employee share purchase plans in various countries, which entitle employees to subscribe for shares in Syngenta AG at discounts from market value varying between 25 percent and 50 percent. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK plan, for which completion of three years service is required before vesting. Maximum annual subscription amounts per employee vary between $500 and $3,000. In 2012, a total of 64,923 (2011: 89,875) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense
The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Long-Term Incentive Plan	36	33	36
Deferred Share Plan	36	22	19
Employee Share Purchase Plans	12	14	11
Total	84	69	66

The LTI plan rules related to vesting of RSUs and the DSP plan vesting rules require plan members in certain countries to sell part of their share award upon vesting to cover withholding tax. As a result Syngenta recognized a $16 million share based payment liability (2011: $11 million).

23. Employee share participation plans continued

Other information regarding the plans is as follows:

	2012	2011	2010
Weighted average fair value of options granted during year (CHF per option)	51.1	61.9	59.8
Weighted average share price at exercise date for options exercised during year (CHF per option)	320.0	301.3	274.2

Fair value of shares granted during year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	553.9	574.8	530.0
Employee Share Purchase Plans (CHF per share)	173.3	140.2	138.1
Employee Share Purchase Plan ($ per ADS)	25.2	19.9	19.0

Cash received from exercise of options and subscription for shares ($m)	105	45	49

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are considered to be the members of the Syngenta Executive Committee and the Board of Directors (“Board”). Their compensation is as follows for the years ended December 31, 2012, 2011 and 2010:

($m)	2012	2011	2010
Fees, salaries and other short-term benefits	14	14	10
Post-employment benefits	2	2	2
Share based compensation	16	11	9
Total	32	27	21

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The compensation amounts presented above have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93 (2011: 0.88; 2010: 1.05).

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

Members of the Board, excluding the Chairman and the Chief Executive Officer, are eligible for the share plan for non-executive Directors. Eligible Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. The grant price of a share equals the weighted average market price of the Syngenta share during the five business days prior to the grant date. Under these plans, members of the Board were allocated a total of 3,311 shares in lieu of cash compensation. These shares vest immediately and had a combined fair value at grant of $1 million (2011: $1 million; 2010: $1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2012 are as follows:

Goods and services provided by Syngenta to its associates and joint ventures $16 million (2011: $7 million; 2010: $11 million).

Goods and services provided by associates and joint ventures to Syngenta $111 million (2011: $86 million; 2010: $55 million).

A bank overdraft guarantee of $33 million (2011: $33 million) has been provided to an associate.

At December 31, 2012 Syngenta has accounts receivable and accrued income from associates and joint ventures of $22 million (2011: $24 million) and accrued liabilities to associates and joint ventures of $12 million (2011: $11 million).

25. Commitments and contingencies

Commitments
Minimum future lease payments at December 31, 2012 for finance leases are $48 million (2011: $46 million), of which $15 million is due within one year (2011: $12 million), and $25 million after more than one but less than five years (2011: $34 million) and $8 million thereafter (2011: $nil).

Fixed-term, non-cancellable operating lease commitments total $110 million at December 31, 2012 (2011: $120 million) of which $30 million is due within one year (2011: $31 million), $69 million after more than one and less than five years (2011: $61 million) and $11 million thereafter (2011: $28 million). Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2012 is $45 million (2011: $42 million; 2010: $35 million).

Commitments for the purchase of property, plant and equipment at December 31, 2012 are $241 million (2011: $131 million).

At December 31, 2012 and 2011, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2012		2011
($m)	Materials purchases	Other	Materials purchases	Other
Within one year	601	79	615	101
From one to two years	258	58	314	76
From two to three years	343	57	189	70
From three to four years	38	54	118	73
From four to five years	5	4	26	76
After more than five years	13	35	–	84
Total	1,258	287	1,262	480

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

Litigation matters
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

Syngenta believes that its provisions for legal and product liability matters are adequate based on currently available information, but it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Such expenditure in excess of established reserves,  could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

Significant recent or on-going legal proceedings are described below.

Holiday Shores. The Holiday Shores Sanitary District filed a class action complaint in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who had, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC, but the former name of the company continued to be used in this litigation and in other proceedings referred to herein.

The claims asserted in this lawsuit were released under the terms of a Settlement Agreement entered into on May 23, 2012 with respect to the City of Greenville lawsuit (see below) and the lawsuit was dismissed with prejudice on January 11, 2013.

City of Greenville. In March 2010 plaintiffs’ counsel in Holiday Shores filed a new federal lawsuit in the US District Court for the Southern District of Illinois (City of Greenville et al. v. Syngenta Crop Protection, Inc. and Syngenta AG) on behalf of seventeen CWS located in six

25. Commitments and contingencies continued

mid-Western states; an Amended Complaint filed late in March 2010 added seven new plaintiffs, five of which are subsidiaries of American Water Company, a large private utility, in five of the six states implicated in the litigation. The claims in this lawsuit were dismissed also under the terms of the Settlement Agreement entered into on May 23, 2012 referred to above and the lawsuit was dismissed with prejudice on October 23, 2012 by an Order Granting Final Approval of the settlement issued by the federal court.

In a related lawsuit (Syngenta Crop Protection, Inc. v. Insurance Company of North America et al.) the Complaint with respect to which was filed by SCPI in September 2008, in the Superior Court of the State of New Jersey, and amended in November 2008, July 2009 and April 2010, SCPI is seeking a declaratory judgment under the Ciba-Geigy legacy insurance policies that the defense and settlement costs in the Holiday Shores case and the City of Greenville case, as well as any other product liability claims against SCPI alleging harm in connection with the use of or exposure to atrazine or atrazine-containing products, are covered under said policies and that the insurers are obligated to defend and indemnify SCPI. Certain of the insurer defendants in the litigation, comprising the Insurance Company of North America, Century Indemnity Company and ACE Property & Casualty Insurance Company (the “INA Claimants”) initiated an arbitration proceeding against SCPI, Novartis Corporation and Ciba Corporation (now BASF Corporation) (the “Respondents”) under the commercial arbitration rules of the American Arbitration Association, seeking a determination as to whether insurance claims that SCPI was pursuing against them in the litigation were previously released pursuant to a Settlement Agreement dated January 13, 1999 between the INA Claimants, on the one hand, and Novartis Corporation and Ciba Specialty Chemicals Corporation (now BASF Corporation) on the other hand (the “INA Settlement Agreement”). The arbitration proceeding, purportedly brought pursuant to the arbitration provision of the INA Settlement Agreement, was commenced in March 2009 and the hearing of the arbitration took place in June 2011. The Arbitrator ordered the filing of post-hearing briefs by the parties the last of which was submitted by the INA Claimants in August 2011. In October 2011, the Arbitrator issued a Final Award in favor of the INA Claimants. Everest Reinsurance Company, Mt. McKinley Insurance Company and thirteen other insurers filed Motions for Summary Judgments also claiming to have been released from coverage with respect to the insurance claims which SCPI is pursuing against them in the litigation, under Environmental Settlement Agreements with Novartis and/or Ciba-Geigy. SCPI filed Cross-Motions for Summary Judgment dismissing and striking the insurers’ affirmative defenses of prior release and on December 16, 2011 filed a sur-reply in further opposition to the Summary Judgment Motions and in support of the Cross-Motions.  On April 20, 2012, the judge denied the Summary Judgment Motions of the insurers and granted SCPI’s Cross-Motions for partial summary judgment dismissing their affirmative defense of prior release. Eight of the defendant insurers on May 29, 2012 filed Motions for Leave to Appeal this ruling to which SCPI filed Oppositions on June 22, 2012. The Motions for Leave to Appeal were denied on July 18, 2012 by the Appellate Division of the Superior Court of New Jersey. On September 26, 2012, SCPI filed an Omnibus Motion for Partial Summary Judgment to extend the April 20, 2012 ruling on the prior release issue against all the other defendant insurers which had refrained from joining in the summary judgment motions on prior release. A number of the defendants filed Oppositions to the Omnibus Motion or Cross-Motions for leave to amend their Answers to drop the affirmative defense of prior release, and SCPI on December 14, 2012 filed a Reply to the Oppositions and Cross-Motions. Discovery is proceeding in the declaratory action lawsuit.

While SCPI intends to pursue its claims vigorously against the insurers for any costs and losses associated with the Holiday Shores or City of Greenville litigation or any other atrazine-related claims, the amount that is or may ultimately be recoverable from the insurers with respect to such claims cannot be predicted with certainty at this time.

Tax matters
Significant management judgment is required to estimate the tax provisions related to the eventual outcome of reviews and audits by tax authorities of tax returns filed by Syngenta’s subsidiaries. Tax returns filed by many of Syngenta’s subsidiaries during the past several years are either currently under examination by tax authorities or are open for future examination until expiry under statutes of limitation. Syngenta is also subject to certain tax claims pending before the judiciary. In Syngenta’s opinion, the likelihood is remote that a material amount in excess of current provisions will result from the resolution of any such examination or case. However, actual outcomes and settlements may differ significantly from estimates.

Environmental matters
In the opinion of Syngenta, it is not possible to estimate reliably the remediation costs that may be incurred in the future for environmental damage that has occurred at sites currently in operation and having no present obligation for environmental damage remediation because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required upon their eventual closure.

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

Contingencies summary
Syngenta believes that its provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities relating to litigation, tax, environmental and certain other matters due to uncertainty concerning both the amount and timing of future expenditures, it cannot be guaranteed that additional costs will not be incurred materially beyond the amounts accrued.

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into $, are:

	2012 per $	2011 per $
Swiss franc	0.92	0.94
British pound sterling	0.62	0.65
Euro	0.76	0.77
Brazilian real	2.05	1.87

Average rates during the years ended December 31, used for the consolidated income and cash flow statements, to translate the following currencies into $, are:

	2012 per $	2011 per $	2010 per $
Swiss franc	0.93	0.88	1.05
British pound sterling	0.63	0.62	0.65
Euro	0.78	0.71	0.75
Brazilian real	1.95	1.66	1.77

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

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments.VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible

27. Risk management of financial risks continued

changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

27.3 Foreign exchange risk
Operating worldwide in over 90 countries exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to not hedge foreign exchange translation risk.

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

($m)	December 31, 2012 Value-at-Risk			December 31, 2011 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	113	0	100%	71	9	87%
Euro	21	1	95%	24	1	96%
British pound sterling	17	1	94%	18	1	94%
Other core currencies1	13	0	100%	20	4	80%
Rest of world	92	11	88%	75	24	68%
Total undiversified	256	14	95%	208	39	81%
Diversification	(178)	(11)	94%	(138)	(27)	80%
Net VaR	78	2	97%	70	12	83%

1Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $2 million (December 31, 2011; $12 million).

The net resulting Value-at-Risk at December 31, 2012 is lower compared with December 31, 2011 mainly due to improvements in the hedging program. The largest exposures arise in Swiss franc, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market. In recent years, due to the growth of Syngenta, exposures are increasing in emerging markets (particularly Brazil).

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

27. Risk management of financial risks continued

($m)	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	123	81	34%	229	99	57%
Brazilian real	85	58	32%	183	40	78%
Euro	45	41	9%	54	53	2%
British pound sterling	23	9	61%	37	4	89%
Other core currencies1	43	28	35%	67	36	46%
Rest of world	149	148	1%	145	143	1%
Total undiversified	468	365	22%	715	375	48%
Diversification	(295)	(232)	21%	(372)	(252)	32%
Net EaR	173	133	23%	343	123	64%

1Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the total potential adverse movement for 2013 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was $133 million (December 31, 2011: $123 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency could occur.

The net resulting Earnings-at-Risk figures at December 31, 2012 remained at a similar level compared with December 31, 2011. Earnings-at-Risk exposure is greatest for the Swiss franc as Syngenta has a significant cost base in Switzerland with no material offsetting sales.

Foreign exchange translation risk
Translation exposure arises from consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. Since 2010, the exposure was deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2012 Value-at-Risk	December 31, 2011 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	76	151
Swiss franc	163	133
Euro	37	47
British pound sterling	44	29
Other core currencies1	14	38
Rest of world	68	144
Total undiversified	402	542
Diversification	(91)	(172)
Net VaR	311	370
1Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2012, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $311 million (December 31, 2011: $370 milllion). There are no translation risk hedges in place at December 31, 2012.

The two largest single exposures arise in the Swiss franc and Brazilian Real, driven by the large operations and investments in facilities in Switzerland and Brazil.

27. Risk management of financial risks continued

27.4 Interest rate risk
Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions with the objective to manage its interest rate risk within approved risk limits. At December 31, 2012, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $4 million (2011: $13 million). The net amount of Earnings at Risk on net debt, as defined in Note 27.7, due to potential changes in interest rates was immaterial at December 31, 2012 and 2011.

27.5 Commodity price risks
Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This activity comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop.

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

At December 31, 2012, there was no hedge protection in place for oil for 2013 (December 31, 2011: no hedge protection in place for oil for 2012). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Natural gas ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	14	6	57%	12	4	67%
Diversification	(4)	(1)	75%	(4)	(1)	75%
Net EaR	10	5	50%	8	3	63%
	December 31, 2012 Earnings-at-Risk			December 31, 2011 Earnings-at-Risk
Soft commodities ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	119	101	15%	96	42	56%
1. As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2012 to $101 million (December 31, 2011: $42 million). The increase in net risk in 2012 is mainly due to business growth, and to a slightly lesser extent, higher commodity prices.

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

At December 31, 2012, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2012, 2011 and 2010.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which cash is exchanged as collateral. The CSA contracts cumulatively limit either

27. Risk management of financial risks continued

Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than $20 million for those positions. At December 31, 2012, an asset amounting to $41 million (2011: $43 million), and a liability amounting to $21 million (2011: $nil million) was recorded representing cash paid and received by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2012 and 2011 of the risk of default by financial counterparties was not material.

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

Short-term liquidity
Although Syngenta operates globally, two of its largest markets are Europe, Africa and the Middle East (EAME) and North America. Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. This results in a seasonal working capital requirement.

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a $2.5 billion Global Commercial Paper program. There were no amounts drawn under the Global Commercial Paper program as of December 31, 2012 (2011: US$nil). The average outstanding balance under the Global Commercial Paper program for the year 2012 was $7 million (2011: US$10 million).

In 2012 Syngenta negotiated a US$1.5 billion committed, revolving, multi-currency, syndicated credit facility, replacing the previous contract which was due to expire in July 2013. The new contract has a 5 year maturity with options for extension.

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivative liabilities are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2012	68	57	8	3
2011	212	105	49	58

Long-term financing
Long-term capital employed is currently partly financed through five unsecured bonds and through unsecured notes issued under the Note Purchase Agreement in the US Private Placement market. During 2012, the Swissbond 2012 with the principal of CHF 375 million matured.

During 2012, Syngenta issued two unsecured non-current US$ bonds, pursuant to its automatic shelf registration statement filed with the US Securities and Exchange Commission in 2011. The issuances consist of a 10 year $500 million security with a fixed interest rate of 3.125 percent and a 30 year $250 million security with a fixed interest rate of 4.375 percent.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2012 and 2011. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs) unless subject to fair value hedge accounting, in which case the liability is adjusted for the change in fair value of the hedged risk to the extent the hedge relationship is effective. Derivative financial liabilities are recorded at fair value. The table therefore shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting.

27. Risk management of financial risks continued

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2012 ($m)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	98	546	644	7	–	7
1-3 years	129	1,319	1,448	8	41	49
3-5 years	80	–	80	–	–	–
5-10 years	180	575	755	–	–	–
More than 10 years	295	425	720	–	–	–
Total payments	782	2,865	3,647	15	41	56
Net carrying amount			2,873			51

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2011 ($m)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment	Total
Less than 1 year	98	399	497	12	–	12
1-3 years	124	1,178	1,302	26	53	79
3-5 years	35	646	681	6	–	6
5-10 years	63	75	138	–	–	–
More than 10 years	94	175	269	–	–	–
Total payments	414	2,473	2,887	44	53	97
Net carrying amount			2,540			861

 1The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral, as described in Note 27.6

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve and the spread that Syngenta pays on its outstanding debt and open derivatives at December 31, 2012 and 2011, respectively. Non-derivative financial liabilities, repayment of which can be demanded by the counterparty at any time, have been assigned to the earliest possible time period.

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

The net debt to equity ratio was 20 percent at December 31, 2012 (15 percent at December 31, 2011).

The components of net debt at December 31, 2012 and 2011 are as follows:
($m)	2012	2011
Current financial debt	980	743
Non-current financial debt	2,368	2,178
Cash and cash equivalents	(1,599)	(1,666)
Marketable securities1	(11)	(3)
Financing-related derivatives2	(32)	(117)
Net debt at December 31	1,706	1,135

1Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’
2Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’ or ‘Current financial debt and other financial liabilities’ and ‘Financial debt and other non-current liabilities’

28. Financial assets and liabilities

28.1 The following tables show the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2012 and 2011. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2012 ($m)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	3,107	–	–	3,107	3,1071
Designated as at fair value through profit or loss	–	–	84	84	84
Total				3,191	3,191
Other accounts receivable:
Loans and receivables	437	–	–	437	4371
Non-financial assets	–	–	–	495	–2
Total				932
Derivative and other financial assets:
Derivative financial assets	–	5	197	202	202
Loans and receivables	41	–	–	41	41
Available-for-sale financial assets	–	8	–	8	8
Total				251	251
Financial and other non-current assets:
Loans and receivables	328	–	–	328	328
Available-for-sale financial assets	–	12	70	82	82
Other, not carried at fair value	–	–	–	237	–2
Derivative financial assets – non-current	–	–	21	21	21
Total				668
Trade accounts payable:
Measured at amortized cost	3,409	–	–	3,409	3,4091
Current financial debt and other financial liabilities:
Measured at amortized cost	980	–	–	980	9801
Derivative financial liabilities – current	–	–	68	68	68
Total				1,048
Other current liabilities:
Financial liabilities	213	30	7	250	2501
Non-financial liabilities	–	–	–	910	–2
Total				1,160
Financial debt and other non-current liabilities:
Measured at amortized cost	2,383	–	–	2,383	2,606
Derivative financial liabilities – non-current	–	–	51	51	51
Non-financial liabilities	–	–	–	80	–2
Total				2,514

1Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
2Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2011 ($m)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Trade receivables, net:
Loans and receivables	2,674	–	–	2,674	2,674¹
Designated as at fair value through profit or loss	–	–	62	62	62
Total				2,736	2,736
Other accounts receivable:
Loans and receivables	303	–	–	303	303¹
Non-financial assets	–	–	–	387	–²
Total				690
Derivative and other financial assets:
Derivative financial assets	–	15	211	226	226
Loans and receivables	43	–	–	43	43
Total				269	269
Financial and other non-current assets:
Loans and receivables	161	–	–	161	161
Available-for-sale financial assets	–	–	62	62	62
Other, not carried at fair value	–	–	–	326	–²
Derivative financial assets – non-current	–	–	118	118	118
Total				667
Trade accounts payable:
Measured at amortized cost	2,881	–	–	2,881	2,881¹
Current financial debt and other financial liabilities:
Measured at amortized cost	743	–	–	743	744¹
Derivative financial liabilities – current	–	–	212	212	212
Total				955
Other current liabilities:
Measured at amortized cost	182	–	–	182	1821
Non-financial liabilities	–	–	–	846	–²
Total				1,028
Financial debt and other non-current liabilities:
Measured at amortized cost	2,189	–	–	2,189	2,303
Derivative financial liabilities – non-current	–	–	86	86	86
Non-financial liabilities	–	–	–	99	–²
Total				2,374
1Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
2Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including investments in associates and joint ventures and defined benefit pension assets

The levels of fair value hierarchy used above are defined as follows:

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

The fair value of unquoted equity securities is not material. There were no transfers during the years ended December 31, 2012 and 2011 between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. There were no transfers during the years ended December 31, 2012 and 2011 into or out of level 3 of the fair value hierarchy.

28. Financial assets and liabilities continued

28.2 Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2012, 2011 and 2010 are as follows:

2012 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	116	–	–	–	116
Interest expense	(5)	–	26	(163)	(142)
Currency gains/(losses), net	–	–	(101)	–	(101)
Recognized within Operating income:
Impairment charges	(11)	(3)	–	–	(14)
Reclassified from OCI on disposal or on acquisition of control	–	30	–	–	30
Total	100	27	(75)	(163)	(111)

2011 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	93	–	–	–	93
Interest expense	(5)	–	23	(170)	(152)
Currency gains/(losses), net	–	–	(86)	–	(86)
Recognized within Operating income:
Impairment charges	(34)	(1)	–	–	(35)
Total	54	(1)	(63)	(170)	(180)

2010 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	90	–	–	–	90
Interest expense	(5)	–	–	(167)	(172)
Currency gains/(losses), net	–	–	(37)	–	(37)
Recognized within Operating income:
Impairment charges	(12)	(9)	–	–	(21)
Reversal of impairment charges	43	–	–	–	43
Total	116	(9)	(37)	(167)	(97)

1Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss
2Financial expense, net also includes $20 million of bank charges (2011: $20 million; 2010: $22 million)

28.3 Reported gains and losses on revaluation of available-for-sale financial assets for the years ended December 31, 2012, 2011 and 2010 were as follows:

($m)	2012	2011	2010
Impairment losses reported in profit or loss	(3)	(1)	(9)
Unrealized gains/(losses) reported in OCI	(1)	3	4

29. Derivatives and hedge accounting

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2012 and 2011, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2012 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	116	(55)	479	841	593	1,341	3,254
Undesignated	89	(63)	5,761	1,912	333	10	8,016
Total foreign exchange and interest rate risk	205	(118)	6,240	2,753	926	1,351	11,270
Commodity price risk:
Cash flow hedges	1	(1)	20	11	3	–	34
Undesignated	17	–	25	56	27	–	108
Total commodity price risk	18	(1)	45	67	30	–	142
	Fair value		Notional amounts
2011 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	161	(92)	667	536	1,309	825	3,337
Fair value hedges	67	(67)	–	–	–	2,000	2,000
Undesignated	77	(137)	3,972	2,239	695	–	6,906
Total foreign exchange and interest rate risk	305	(296)	4,639	2,775	2,004	2,825	12,243
Commodity price risk:
Cash flow hedges	6	(2)	42	3	27	–	72
Undesignated	33	–	69	4	68	–	141
Total commodity price risk	39	(2)	111	7	95	–	213

For cash flow hedges, the periods when the cash flows for the underlying hedged items are expected to occur and affect profit or loss are not significantly different from those of the hedging instruments as presented in the table above.

29.1 Fair value hedges
Syngenta maintained a number of fair value hedging relationships which have been discontinued either due to termination of the hedging instruments or due to re-designation of the hedging instruments in other hedging relationships. These hedging relationships originally comprised of interest rate swaps (or a combination of interest rate swaps and cross-currency swaps) and were accounted for as highly effective hedges of interest rate risk (or a combination of interest rate and foreign exchange risks) relating to future interest and principal payments of bond liabilities.

Gains/(losses) on fair value hedges recognized in profit or loss for the years ended December 31, 2012, 2011 and 2010 are as follows:

($m)	2012	2011	2010
Total gains/(losses) from hedging instruments	–	42	22

Underlying hedged items	–	(42)	(22)

29. Derivatives and hedge accounting continued

29.2 Cash flow hedges and hedges of net investment in foreign operations
Syngenta maintains the following derivatives that qualify for cash flow hedge accounting:

–	Cross currency swaps designated as hedges of foreign exchange risk of future interest and principal payments on bond liabilities.

–
Foreign exchange forward contracts and net purchased currency options designated as hedges of foreign exchange risk of forecast foreign currency cash flows (uncommitted foreign exchange transaction risk) arising from (i) forecast sales and purchases between Syngenta subsidiaries and (ii) forecast transactions with third parties.

–	Commodity forwards and futures designated as hedges of commodity price risks of anticipated and committed future purchases.

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

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the years ended December 31, 2012, 2011 and 2010 were as follows:

	2012			2011			2010
($m)	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges
Opening balance of gains/(losses) recognized in OCI	(88)	3	(72)	21	10	(72)	(38)	(10)	(67)
Income taxes	(11)	1	–	29	5	–	(50)	4	–
Gains/(losses) recognized in OCI	18	4	–	59	(7)	–	113	1	(5)
(Gains)/losses removed from OCI and recognized in profit or loss:
Cost of goods sold	–	10	–	–	(5)	–	–	15	–
General and administrative	54	–	–	(160)	–	–	(26)	–	–
Financial expense, net	22	–	–	(37)	–	–	22	–	–
Closing balance of gains/(losses) recognized in OCI	(5)	18	(72)	(88)	3	(72)	21	10	(72)

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

–
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third parties. The amount recorded in profit or loss in 2012 is a loss of $8 million (2011: gain of $16 million; 2010: gain of $3 million).

–
Purchased foreign currency options that are effective economic hedges of the exposure arising from written foreign currency options offered to customers as part of a sales contract. The fair values of both the purchased and written foreign currency options are recorded in profit or loss and largely offset.

–
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases and sales of crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2012 is a gain of $31 million (2011: gain of $4 million; 2010: gain of $7 million). The profit or loss impact from the corresponding forecasted transactions occurs when the related finished product inventories are sold, which is generally in the year following recognition of the gain or loss on the hedge.

–
Cross-currency and interest rate swaps that were effective economic hedges of interest and principal payments on fixed coupon bond liabilities. Due to increased liquidity risk currently perceived by the financial markets, currency basis has become a significant component of the fair value of certain cross currency swaps between the Euro and US dollar. As a result, certain swap combinations could no longer be designated in fair value hedging relationships because changes in their fair value did not offset changes in the fair value of the bond sufficiently closely. During 2012, Syngenta recognized a $47 million gain on undesignated swaps within ‘financial expense, net’ in the consolidated income statement, terminated certain of these swaps and designated the remaining swaps in cash flow hedge relationships which Syngenta considers are likely to remain highly effective.

30. Subsequent events

On January 25, 2013, it was announced that, upon closing of the mandatory reopening of Syngenta’s bid for Devgen, 98.32 percent of the total number of shares in Devgen have been tendered. Payment for the shares tendered took place on January 30, 2013.

As Syngenta has now acquired more than 95 percent of the shares in Devgen, it will proceed with a simplified squeeze-out in order to acquire by operation of law the remaining shares and warrants. The squeeze-out will take place from February 6, 2013 until February 26, 2013 and will be settled on March 8, 2013. Upon settlement of the squeeze-out, all Devgen shares will have been acquired by Syngenta and will be automatically delisted from NYSE Euronext Brussels.

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 5, 2013.