Form 20-F
period 2013-12-31
SYNGENTA AG
filed 2014-02-13
CIK 1123661

As filed with the Securities and Exchange Commission on February 13, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the Zeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”). The Transactions were completed on November 13, 2000.

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risks associated with increasing competition in the industry;

•	the risk that economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that Syngenta may encounter problems when implementing significant organizational changes;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability or personal injury claims;

•	the risk that consumer resistance to genetically modified crops and organisms may negatively impact sales;

•	the risk that resistance to the use of products derived through biotechnology could decrease which could adversely affect sales of products used for crop protection;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates;

i

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase;

•	the risk of significant breaches of data security or disruptions of information technology systems;

•	the risks that Syngenta now considers immaterial, but that in the future prove to become material; and

•	other risks and uncertainties that are not known to Syngenta or are difficult to predict.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Financial Highlights

Syngenta has prepared the consolidated financial statements in US dollars ($) and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Financial figures are presented in millions of dollars ($m) except where otherwise stated. The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Note 1 and in Notes 2 and 30, respectively, to the consolidated financial statements in Item 18.

The selected financial highlights information in accordance with IFRS presented below has been extracted from the consolidated financial statements of Syngenta. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Circle One Global Inc. from May 15, 2009, Goldsmith Seeds Europe B.V. from September 23, 2009, Pybas Vegetable Seed Co., Inc. from December 16, 2009, Synergene Seed & Technology, Inc. from December 23, 2009, Maribo Seed International ApS from September 30, 2010, Greenleaf Genetics LLC from November 8, 2010, Agrosan S.A. from March 9, 2011, Pasteuria Bioscience Inc. from November 8, 2012, Sunfield Seeds Inc. from November 29, 2012, Devgen N.V. from December 12, 2012 and MRI Seed Zambia Ltd and MRI Agro Zambia Ltd from October 31, 2013. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Financial highlights

Year ended December 31,
($m, except where otherwise stated)	2013	2012	1	2011	1	2010	1	2009	1
Amounts in accordance with IFRS
Income statement data:
Sales	14,688	14,202	13,268	11,641	10,992
Cost of goods sold	(7,986)	(7,223)	(6,790)	(5,904)	(5,573)
Gross profit	6,702	6,979	6,478	5,737	5,419
Operating expenses	(4,616)	(4,723)	(4,469)	(3,978)	(3,619)
Operating income	2,086	2,256	2,009	1,759	1,800
Income before taxes	1,934	2,116	1,859	1,643	1,675
Net income	1,649	1,850	1,570	1,378	1,397
Net income attributable to Syngenta AG shareholders	1,644	1,847	1,569	1,373	1,394
Number of shares – basic	91,952,222	91,644,190	91,892,275	92,687,903	93,154,537
Number of shares – diluted	92,459,306	92,132,922	92,383,611	93,225,303	93,760,196
Basic earnings per share ($)	17.88	20.16	17.07	14.81	14.96
Diluted earnings per share ($)	17.78	20.05	16.98	14.73	14.86
Cash dividends declared:
Swiss franc (“CHF”) per share	9.50	8.00	7.00	6.00	6.00
$ per share equivalent	10.01	8.82	7.64	5.61	5.27
Cash flow data:
Cash flow from operating activities	1,214	1,359	1,871	1,707	1,419
Cash flow used for investing activities	(772)	(1,218)	(472)	(450)	(880)
Cash flow from (used for) financing activities	(1,114)	(232)	(1,684)	(844)	170
Capital expenditure on tangible fixed assets	(625)	(508)	(479)	(396)	(652)
Balance sheet data:
Current assets less current liabilities	3,990	4,537	4,107	4,363	4,583
Total assets	20,216	19,438	17,241	17,285	16,162
Total non-current liabilities	(3,356)	(4,226)	(4,063)	(4,483)	(5,339)
Total liabilities	(10,712)	(10,653)	(9,706)	(9,836)	(9,650)
Share capital	(6)	(6)	(6)	(6)	(6)
Total shareholders’ equity	(9,491)	(8,774)	(7,526)	(7,439)	(6,498)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment ($)2	19.30	22.03	19.03	16.18	16.00

All activities were in respect of continuing operations.

 Notes

1
In the consolidated financial statements in Item 18, Syngenta has adopted IAS 19 “Employee Benefits” (revised June 2011). Syngenta has also early adopted “Defined Benefit Plans: Employee Contributions”, Amendments to IAS 19, issued in November 2013. Comparative amounts for the years 2009, 2010, 2011 and 2012 have been restated to reflect the revised IAS 19. The main changes that the revised IAS 19 introduces and the effect of the adoption on each financial statement line for the years ended 2012 and 2011 are detailed in Note 2 to the consolidated financial statements in Item 18. The effect of the adoption on the years ended 2010 and 2009 are as follows:

	2010			2009
($m, except per share amounts)	As reported	Adoption of IAS 19	After adoption of IAS 19	As reported	Adoption of IAS 19	After adoption of IAS 19
Cost of goods sold	(5,900)	(4)	(5,904)	(5,572)	(1)	(5,573)
Gross profit	5,741	(4)	(5,737)	5,420	(1)	5,419
Operating expenses	(3,948)	(30)	(3,978)	(3,601)	(18)	(3,619)
Operating income	1,793	(34)	1,759	1,819	(19)	1,800
Income before taxes	1,677	(34)	1,643	1,694	(19)	1,675
Net income	1,402	(24)	1,378	1,411	(14)	1,397
Net income attributable to Syngenta AG shareholders	1,397	(24)	1,373	1,408	(14)	1,394
Basic earnings per share ($)	15.07	(0.26)	14.81	15.11	(0.15)	14.96
Diluted earnings per share ($)	14.99	(0.26)	14.73	15.01	(0.15)	14.86
Current assets less current liabilities	4,363	-	4,363	4,583	-	4,583
Total assets	17,285	-	17,285	16,129	33	16,162
Total non-current liabilities	(4,483)	-	(4,483)	(5,331)	(8)	(5,339)
Total liabilities	(9,836)	-	(9,836)	(9,642)	(8)	(9,650)
Total shareholders’ equity	(7,439)	-	(7,439)	(6,473)	(25)	(6,498)
Diluted earnings per share from continuing operations, excluding restructuring and impairment ($)2	16.44	(0.26)	16.18	16.15	(0.15)	16.00

2	Diluted earnings per share from continuing operations, excluding restructuring and impairment is a non-GAAP measure.

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

Restructuring and impairment charges for 2013, 2012 and 2011 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring for 2010 and 2009 mainly related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and also to the further phase of the Operational Efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, professional products and emerging country markets.

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

Economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position

Commodity crop prices have historically been volatile and downturns in prices can indirectly affect Syngenta’s results by adversely affecting the income and financial position of Syngenta’s customers and of the users of Syngenta’s products. This may result in reduced sales, competitive price pressure in Syngenta’s markets and in slower collection of accounts receivable. A low availability of credit may also limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta, including customers and suppliers in parts of the Eurozone, which continue to experience economic problems. These occurrences may negatively impact Syngenta’s business, results of operations or cash flows. Because of the high proportion of costs which are fixed in nature, Syngenta may not be able to compensate fully for these effects in the short term through measures such as reducing expenses.

While Syngenta views its current credit facilities and ability to access capital markets as adequate for its needs, difficulties in the banking sector in the future or illiquidity in the credit or capital markets may restrict Syngenta’s ability to raise additional funds or increase the cost of such funding.

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

Syngenta’s customers may be unable to pay their debts to Syngenta due to economic conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, with credit terms for customers typically ranging from 30 to 180 days, except for customers in some emerging markets, where credit terms may range from cash on delivery to, in certain cases, 360 days. Syngenta’s customers, particularly in developing economies and in economies experiencing an economic downturn, such as parts of the Eurozone, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. See Item 5 for information regarding the amount of receivables Syngenta has with customers in the five main distressed Eurozone countries (Greece, Italy, Ireland, Spain and Portugal) and in Argentina. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses from its credit exposure in these markets.

Syngenta may not be able to obtain or maintain the necessary regulatory approvals for some of its products, which could restrict its ability to sell those products in some markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals. In most markets, including the United States and the European Union, crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of Syngenta’s principal markets, after a period of time, Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the European Union, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable, and better than existing varieties. Delays in obtaining regulatory approvals to import crops grown from seed containing certain traits may influence the rate of adoption of new genetically modified products in globally traded crops.

Regulatory standards and trial procedures are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. In addition, changing regulatory standards may affect Syngenta’s ability to maintain its products on the market. A current example is the European Commission’s two year restriction on the use of neonicotinoid insecticides on certain crops due to the alleged impact of these products on bee populations. For further information regarding this restriction, see Item 4 – Business Overview – Key Marketed Products – Crop Protection.

Changes in the agricultural and certain other policies of governments and international organizations may prove unfavorable

In subsidized markets such as the United States, the European Union and certain markets in Asia including Japan, reduction of subsidies to growers may inhibit the growth of markets for products used in agriculture. In each of these areas there are various pressures to reduce subsidies. In addition, changes in governmental policies that impact agriculture, for example the US government policy on renewable fuels, may similarly inhibit the growth of markets for products used in agriculture. However, it is difficult to predict accurately whether, and if so when, such changes will occur. Syngenta expects that the policies of governments and international organizations will continue to affect the income available to growers to purchase products used in agriculture and, accordingly, the operating results of the agribusiness industry.

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

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 and 30 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2013, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta recorded impairments of intangible assets totaling $23 million. Otherwise, Syngenta has concluded that no material intangible assets are impaired at December 31, 2013. However, unforeseen events that occur in the future may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

Syngenta may be required to pay substantial damages as a result of product liability or personal injury claims for which insurance coverage is not available

Product liability and personal injury claims are a commercial risk for Syngenta, particularly as it is involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agribusiness industry in past years based upon claims for injuries allegedly caused by the use of their products. While a global insurance program is in place, a substantial product liability or personal injury claim that is not covered fully or at all by insurance could have a material adverse effect on Syngenta’s operating results or financial condition.

Consumer and government resistance to genetically modified organisms may negatively affect Syngenta’s public image and reduce sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection. However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results. The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms, because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology. Actions by these groups may also disrupt research and development or production of genetically modified seeds. In addition, some government authorities have enacted, and others in the future might enact, regulations regarding genetically modified organisms which may delay and limit or even prohibit the development and sale of such products.

Resistance to the use of products derived through biotechnology could decrease which could adversely affect sales of products used for crop protection

Resistance to allowing the use of genetically modified seeds in certain parts of the world, including the European Union, could decrease resulting in growers there replacing crop protection technology with biotechnology, which would adversely impact Syngenta’s sales of products used for crop protection. This impact may not be offset, in whole or in part, by the opportunity for Syngenta to increase its sales of seeds having traits developed through biotechnology. Sales of products used for crop protection accounted for approximately 77 percent of Syngenta’s total sales in 2013, whereas seeds accounted for approximately 23 percent of such sales.

Syngenta’s results may be affected by climatic variations

The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable from period to period. The weather can affect the presence of disease and pests in the short term on a regional basis and, accordingly, can affect the demand for crop protection products and the mix of products used (positively or negatively). The weather also can affect the quality, volume and costs of seeds produced for sale. Seed yields can be higher or lower than planned and significantly higher yields could lead to Syngenta purchasing more seeds from contract growers than can be sold during the limited product life of the seeds, which could lead to inventory provisions and write-offs.

Currency fluctuations may have a harmful impact on Syngenta’s financial results or may increase its liabilities

Syngenta reports its results in US dollars; however a substantial portion of sales and costs are denominated in currencies other than the US dollar. Fluctuations in the values of these currencies, especially in the US dollar against the Swiss franc, British pound, Euro and Brazilian real, can have a material impact on Syngenta’s financial results. Also, an increasing amount of Syngenta’s sales are in emerging markets, where currency exchange rates can be volatile and where hedging products are expensive or of limited availability. Fluctuations in these emerging market countries’ exchange rates against the US dollar may adversely impact Syngenta’s results through recognition of currency losses. In addition, several countries in the Eurozone have been experiencing financial difficulties. If a member state of the Eurozone were to decide to abandon the Euro as its lawful currency and introduce a new national currency, Syngenta could incur losses upon the lawful conversion to the new national currency of amounts receivable from customers in the member state that were originally denominated in Euros.

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements accounted for approximately 16 percent of Syngenta’s purchases in 2013 of active ingredients, intermediates and raw materials used in Crop Protection products, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

Syngenta also has contracts with a number of suppliers for services, including information technology, telecommunications and finance transaction processing. The sudden failure by one of these service providers to meet its obligations could prove disruptive to normal operations for a protracted period and adversely impact Syngenta’s financial results. To mitigate this risk, Syngenta limits major contracts only to large global suppliers providing such services as part of their core business and having a significant portfolio of clients receiving similar services. Syngenta continuously monitors these companies both on their performance with Syngenta and their overall health and market performance.

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

Natural disasters could adversely affect Syngenta’s business

Natural disasters could affect Syngenta’s or its suppliers’ manufacturing and production facilities, which could affect Syngenta’s costs or ability to meet supply requirements. Natural disasters could also affect Syngenta’s customers, which could affect Syngenta’s sales or its ability to collect receivables due from customers. Syngenta’s corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, some of Syngenta’s other significant facilities are located in areas where earthquakes, hurricanes or flooding are possible. The occurrence of a major earthquake, hurricane or flood at a Syngenta facility could result in loss of life, destruction of facilities and/or business interruption, which could have a material adverse effect on Syngenta’s business.

An increase in Syngenta’s group tax rate could occur, which would adversely affect its financial results

The effective tax rate on Syngenta’s earnings depends largely on the mix of business activities and consequent taxable profit in countries in which Syngenta operates. Syngenta benefits from the fact that a portion of its earnings is taxed at more favorable rates in some jurisdictions outside Switzerland. Future changes in the mix of business activities, or in tax laws or their application with respect to matters such as transfer pricing, intra-group dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-group debt, could increase Syngenta’s effective tax rate and adversely affect its financial results. Syngenta has several open tax years in many jurisdictions, where tax calculations may be subject to adjustment. These matters are discussed in Notes 2 and 25 to the consolidated financial statements in Item 18.

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

Syngenta became a publicly listed company in 2000. At December 31, 2013, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Information on acquisitions, divestments and other significant transactions completed by Syngenta during each of the years ended December 31, 2013, 2012 and 2011 is included in Item 5 and in Note 3 to the consolidated financial statements in Item 18.

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

Syngenta’s Business

Syngenta’s business is divided into five reporting segments: the four geographic regions, Europe, Africa and Middle East, North America, Latin America and Asia Pacific, comprising the integrated Crop Protection and Seeds business; and the global Lawn and Garden business. These segments reflect the organizational and management structure that was implemented in connection with Syngenta’s strategy, announced in 2011, to integrate its commercial operations across Crop Protection and Seeds using a new business model with a strategic crop focus. The commercial integration was completed in 2012 and Syngenta adopted in 2012 the new segment reporting of sales and profitability. These segments are described in greater detail below.

The following information, which appears in other parts of this Form 20-F, is incorporated herein by reference:

•	Item 5 – Operating and Financial Review and Prospects – Results of Operations, the tabular information regarding:

o	sales and operating income for the integrated Crop Protection and Seeds business and for each of the four geographic segments therein;

o	sales by product line for the integrated Crop Protection and Seeds business; and

o	sales and operating income for the global Lawn and Garden business.

Sales and operating income for the segments, as presented in Item 5 of this report, are seasonal. Results for the Europe, Africa and Middle East, North America and global Lawn and Garden segments are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Results for the Latin America segment are weighted towards the second half of the calendar year, which largely reflects the southern hemisphere planting and growing cycle. Results for the Asia Pacific segment are weighted slightly towards the first half of the calendar year.

References in this document to Syngenta’s competitive position, identified by terms such as “world-leading”, “leader”, “leading”, “largest”, “broadest”, or similar expressions are based where possible on global agrochemical and biotechnology industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta internal estimates.

Integrated Business

Based on the combined strength of its Crop Protection and Seeds businesses, Syngenta regards itself as uniquely positioned to address the increasingly complex challenges facing farmers, through the development of fully integrated offers on a crop basis. The integrated business is structured into 19 territories grouped under the four geographic regions (Europe, Africa and Middle East, North America, Latin America and Asia Pacific). Under this integrated business, Syngenta is developing an expanded crop-based product pipeline and increasing its reach into new markets with new products, solutions and local go-to-market strategies.

Crop teams for each of eight strategic global crops work alongside territory and regional management to develop and maximize integrated product and service offers. The eight global crops comprise cereals (wheat, barley), corn, field crops (sunflower, oilseed rape, sugar beet), rice, soybean, specialty crops (e.g. fruits, trees, nuts, vines, potatoes, cotton, plantations), sugar cane and vegetables.

Estimated sales by crop for the years ended December 31, 2013 and 2012 are as follows:

			Change
Estimated sales ($m)	2013	2012	Actual %	CER %*
Cereals	1,772	1,599	11	12
Corn	3,560	3,612	-1	-
Field crops	1,428	1,299	10	11
Rice	653	590	11	16
Soybean	2,577	2,341	10	11
Specialty crops	2,004	2,051	-2	-1
Sugar cane	290	259	12	15
Vegetables	1,701	1,670	2	4
Other**	12	24	n/a	n/a
Total	13,997	13,445	4	6

Precise sales by crop cannot be determined because many of Syngenta’s Crop Protection products can be used on multiple crops. Estimated sales by crop for the year ended December 31, 2011 are not presented because reliable estimates were not available prior to the implementation in 2012 of the integrated business strategy.

* Change percentage at constant exchange rates (“CER”). For the definition of constant exchange rates, see Appendix A in Item 5.

 ** Sales of Materials Protection products.

Description of Products

Integrated Business

The development of integrated offers involves combining Syngenta’s Crop Protection and Seeds products, and in some instances combining Syngenta’s products with third party products and services, to provide growers with innovative ways to improve crop yields and quality. These offers include integrated crop management programs using existing and newly developed crop protection solutions, genetics, innovative genetically modified and native trait packages, and growing protocols.

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

Syngenta has a broad range of Crop Protection products, making it number one or two in all of its target sectors, underpinned by strong worldwide market coverage. Approximately 95 percent of Syngenta’s annual sales of Crop Protection products come from products marketed in all four region segments.

Seeds

Syngenta produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all geographic territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta divides its seeds products into field crops, such as corn, soybean, rice, cereals, oilseeds and sugar beet, and vegetables. Syngenta has a significant market share in vegetables, corn, soybean, cereals, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. In addition to income from development and commercialization of transgenic products, income is generated from licensing arrangements.

Key Marketed Products and Services

Integrated Business

•
NUCOFFEE® is Syngenta’s innovative business model operating in Brazil that brings together growers, cooperatives and roasters. Built around Syngenta’s crop protection, quality and barter programs, the NUCOFFEE® platform helps Brazilian coffee farmers increase their profitability, with higher yields and higher prices for their coffee crop.

•
PLENUS® is a ready-to-plant soybean seed in Latin America combining high quality germplasm and novel professional seed treatment containing a long life inoculant, offering simplicity and crop safety to the grower.

Crop Protection

Selective herbicides

Syngenta has a broad range of Selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops, with a special emphasis on corn and cereals.

•
Atrazine (AATREX®/GESAPRIM®) acts mainly against broad-leaved weeds. Although Atrazine was introduced in 1957 and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn. Atrazine is marketed in North America, Latin America, Asia Pacific and in Africa and the Middle East.

•
Clodinafop (TOPIK®/HORIZON®/ CELIO®/ DISCOVER®) is a grass herbicide which provides a broad spectrum of annual grass control in wheat. To further increase crop safety in cereals the active substance Clodinafop is mixed with the safener Cloquintocet, which selectively enhances the degradation of Clodinafop in wheat but not in the grass weeds. Clodinafop is marketed in all regions.

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

•
Fomesafen (FLEX®) provides post-emergence control and quick eradication of a wide range of broadleaf weeds to protect yields in soybeans, dry beans and other legume crops. Fomesafen is marketed in all regions.

•	Mesotrione (CALLISTO® family) is a pre- and post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn and sugar cane. Mesotrione is marketed in all regions.

•
Pinoxaden (AXIAL®) is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility. Pinoxaden is marketed in all regions.

•
S-metolachlor (DUAL GOLD®/ DUAL MAGNUM®) is a lower dose rate replacement for metolachlor for grass weeds control. Its use has not only reduced the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but has also decreased the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. It manages difficult to control glyphosate-resistant weeds and is a key component in Syngenta’s Early Season Weed Management portfolio. S-metolachlor is marketed in all regions.

Non-selective herbicides

Syngenta has a series of Non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact.

•	Diquat (REGLONE®), a non-selective contact herbicide, is mainly used as a desiccant to allow easier harvesting and reduce drying costs. Diquat is marketed in all regions.

•
Glyphosate (TOUCHDOWN® /TRAXION® /ZAPP®), a non-selective herbicide with systemic activity, is Syngenta’s offer in the market for glyphosate-based products. Glyphosate is registered in over 90 countries, including for use on herbicide tolerant corn and soybeans in the United States and Brazil. Glyphosate is marketed in all regions.

•
Paraquat (GRAMOXONE®) is a non-selective contact herbicide first introduced in 1962. Paraquat is one of the world’s largest selling herbicides. It has been a vital product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. Paraquat is marketed in all regions.

Fungicides

Syngenta has a broad range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•
Azoxystrobin (AMISTAR® Technology), a strobilurin fungicide, is the world’s best-selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is used to control Asian rust in soybeans in a mixture branded as PRIORI® XTRA®. Mixtures of AMISTAR® Technology with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to combat diseases in cereal crops, primarily in Europe. Mixtures are also used in corn (QUILT®), rice, vegetables and specialty crops (AMISTAR® TOP®, AMISTAR® XTRA®). AMISTAR® Technology is marketed in all regions.

•
Chlorothalonil (BRAVO®) is a world-leading fungicide. With its multi-site mode of action, it is a good partner for most fungicides such as AMISTAR® Technology or izopyraxam, mefenoxam, and mandipropamid and is increasingly being integrated into disease control programs using multiple products. Chlorothalonil is used in all major crops and in lawn and garden, and is marketed in all regions.

•
Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Syngenta mainly sells cyproconazole in mixtures with other fungicides principally in Latin America and Europe, Africa and Middle East. Cyproconazole is marketed in all regions.

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

•
Difenoconazole (SCORE®) is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, soybeans, rice and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathogens include cercospora, alternaria, septoria and other leaf spots, powdery mildews and scabs as well as seed-borne diseases. Difenoconazole is marketed in all regions.

•	Fluazinam2 (SHIRLAN®) is a fungicide for control of potato blight. Fluazinam is marketed in Europe, Africa and Middle East, North America and Latin America.

•	Mandipropamid (REVUS®) is currently registered in 62 countries and is used on fruits and vegetables to combat late blight and downy mildew. Mandipropamid is marketed in all regions.

•
MEFENOXAM™3 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of air-borne, seeds and soil-borne diseases caused by fungi such as pythium damping-off, late blight, pink rot and downy mildews. It is used on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is marketed in all regions.

•
Propiconazole4 (TILT®/BANNER®) is a foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole is systemic and provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens. Propiconazole is marketed in all regions.

•
Trinexapac-ethyl (MODDUS®) is a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugar cane it is a yield enhancer and harvest management tool. Trinexapac-ethyl is marketed in all regions.

1 Pursuant to commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.
2 Fluazinam is distributed, but not manufactured, by Syngenta.
3 Mefenoxam is a generic expression in the United States whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).
4 Pursuant to commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

Insecticides

Syngenta has a broad range of Insecticides that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. These products can be either applied to the soil or sprayed onto the foliage.

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRI-MEK®) is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers, nematodes and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants and is a useful product for integrated pest management. Abamectin is marketed in all regions.

•
Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from E.I. DuPont de Nemours and Co (“DuPont”) for sale in mixtures with Syngenta active ingredients, is a chemical of the diamide class characterized by unique systemic properties and outstanding activity on all major lepidoptera pests. Chlorantraniliprole mixtures are marketed in all regions.

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

•	Lambda-cyhalothrin (KARATE®/ICON®) is one of the world’s leading agricultural pyrethroid brands and one of Syngenta’s largest selling insecticides. Lambda-cyhalothrin is marketed in all regions.

•
Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class. Lufenuron is marketed in Europe, Africa and Middle East, Latin America and Asia Pacific.

•
Thiamethoxam (ACTARA®/ENGEO®) is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. Its mode of action differs from that of older products, which makes it effective against insect strains that have developed resistance to those products. It has been developed on a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits and stone fruits (such as peaches or plums). Thiamethoxam is marketed in all regions5.

•	Tefluthrin (FORCE®) is a premium corn granular insecticide that provides broad-spectrum soil insect control and residue activity. Tefluthrin is marketed in all regions.

Seed care

The use of Seed care products is an effective, efficient, and targeted method to protect seedlings and young plants against diseases and insects during the period when they are most vulnerable. Syngenta’s broad range of fungicides, insecticides and nematicides allows it to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important.

5 The European Commission suspended effective December 1, 2013 the use of neonicotinoid insecticides on bee attractive crops before and during flowering due to the alleged impact of these products on bee populations. The suspension impacts sales of Syngenta’s thiamethoxam products in European Union markets, primarily the seed treatment CRUISER® in corn, sunflower and oilseed rape crops. Directly impacted sales of Syngenta’s thiamethoxam products in European Union markets are less than $100 million for 2014. On August 27, 2013, Syngenta submitted a legal challenge to the European Commission’s decision to suspend the use of thiamethoxam on bee attractive crops. Thiamethoxam continues to be used in European Union markets[Agree] as CRUISER® in sugar beet, a non-bee attractive crop, and as ACTARA®/ENGEO® on all crops after flowering.

•	Abamectin (AVICTA®) is a seed treatment for the control of nematodes in cotton, corn and soybeans. Abamectin is currently marketed in North America, Latin America and South Africa.

•
Difenoconazole (DIVIDEND®) is active against a broad range of diseases including bunts, smut and damping-off on cereals and oilseed rape/canola. This product is highly systemic and provides a long lasting, high-level effect. It is safe for seeds and seedlings and provides for a faster germination than other products in the market. Difenoconazole is marketed in all regions.

•
Fludioxonil (MAXIM® or CELEST®) is a contact fungicide with residual activity. Derived from a natural compound, fludioxonil combines excellent crop tolerance with low use rates. Its spectrum of targets includes seed and soil-borne diseases like damping-off, bunt, smut, fusarium, snow mold and leaf stripe on cereals. Used alone or in mixtures with other active substances, it is also effective on corn, soybean, rice, cotton, potatoes, vegetables and peas. Fludioxonil is marketed in all regions.

•
MEFENOXAM™3 (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates. MEFENOXAM™ is marketed in all regions.

•
Thiamethoxam (CRUISER®) is an insecticide with systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects such as aphids, thrips, jassids, wireworms, flea beetles and leafminers. Thiamethoxam is marketed in all regions5.

Seeds

Field crops

•
Cereals (NK®, AGRIPRO® COKER®, RESOURCE SEEDS INC., C.C. BENOIST®) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries. Cereals are sold mainly in Europe and North America.

•
Corn (AGRISURE®, GOLDEN HARVEST®, NK®, INNOTECHTM) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as AGRISURE® 3000GT and AGRISURE® VIPTERA® 3111 products which provide built-in insect protection against corn borers, corn rootworms and tolerance to glyphosate herbicide. Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets. Different varieties of corn seeds are marketed in all regions.

•
Oilseeds (SYNGENTA®, NK®, SPS®) include sunflowers and oilseed rape. Syngenta sunflower seed hybrids are bred for high yield as well as heat stress tolerance, disease resistance, herbicide tolerance and oil quality. Syngenta’s oilseed varieties combine high yield genetic superiority and herbicide tolerance, which give growers flexibility in their weed control. The company’s oilseed rape varieties and hybrids offer good oil production and plant health. Sunflowers are sold primarily in Russia, Ukraine and Argentina while the major markets for oilseed rape are Europe and Canada.

•
Rice (NK®, FRONTLINE®) In 2012, Syngenta acquired Devgen, which significantly broadened its rice portfolio with the addition of the FRONTLINE® brand. FRONTLINE® is a hybrid rice with improved yield, seed productivity, grain quality, and tolerance to biotic and abiotic stress factors. Rice is marketed in Asia Pacific.

•
Soybean (SYNGENTA®, NK®, SPS®) varieties combine high yield genetic superiority and herbicide tolerance6, which give growers flexibility in their weed control. The major markets for soybean are in North America and Latin America. Syngenta also licenses varieties of soybean to other seed companies in the USA via Greenleaf Genetics LLC.

•
Sugar beet (SYNGENTA®, HILLESHÖG®, MARIBO®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity. The major markets for sugar beet seeds are in Europe and North America.

•
Sugar beet varieties with the Genuity® Roundup Ready®6 herbicide tolerance trait feature high sugar content and multiple disease resistances across a number of geographies. These sugar beet seeds are marketed in the USA and Canada.

Vegetables

•
Vegetables brands include ROGERS®, S&G®, ZERAIM GEDERA® and DAEHNFELDT®. Syngenta offers a full range of vegetable seeds, including beans, broccoli, cabbage, carrots, cauliflower, cucumbers, lettuce, melons, onions, okra, peas, peppers, spinach, squash, sweet corn, tomatoes and watermelons. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial fresh market growers. In 2013 Syngenta acquired the breeding programs for cucumber, tomato and pepper for greenhouse production from MayAgro Seeds broadening its offer in Turkey and the Middle East. Different varieties of vegetable seeds are marketed in all regions.

Recently Launched Products and Services (last 3 years)

Integrated Business

•
GROMORETM is a holistic crop protection and agronomy protocol providing guidance to rice growers for crop protection, seed, nutrients and water optimization which helps them overcome challenges such as water scarcity, labor shortages and productivity. Growers can realize yield gains by being better able to choose the right input at the right dose and at the right time for each of the four key growth phases of the crop.

•
PLENE® is a revolutionary solution for sugar cane in Brazil, combining chemistry, plant genetics and mechanical technology to provide an integrated cane planting solution. PLENE® EVOLVE™ is a young plant that can be mechanically transplanted and accelerates variety renewal through elite genetics. It can be multiplied directly by the customer resulting in increased genetic purity and high productivity. PLENE® PB is a pre-germinated seed cane with a simple planting process and offering a superior multiplication rate together with yield, vigor and quality.

•	HYVIDO® comprises Hybrid Barley based solutions offering increases in yield, consistency of yield and improved resistance to abiotic stresses.

•
TEGRA® is a service offer for rice growers in Asia comprising mechanically transplanted certified seedlings and agronomy support for the first 60 days, thereby reducing labor input and maximizing crop yield potential.

6 Genuity® Roundup Ready® and Genuity® Roundup Ready 2 Yield® herbicide tolerance traits are licensed from Monsanto Technology LLC. Genuity® Roundup Ready® and Roundup Ready 2 Yield® are registered trademarks of Monsanto Technology LLC.

Crop Protection

Fungicides

•
Isopyrazam (BONTIMA®, SEGURIS®) is a new broad-spectrum fungicide for cereals, banana, pome fruit, oilseed rape and vegetables which complements Syngenta’s existing product range and provides additional resistance management opportunities. Isopyrazam is marketed in Europe, Africa and Middle East, Latin America and Asia Pacific.

•	SolatenolTM (ELATUS™) was recently introduced in Paraguay and Bolivia for soybean Asian Rust disease control.

•	Syngenta has recently introduced a range of bio fungicides in its portfolio in different countries including the brands TAEGRO®7, SAKALIA®, AFLA-GUARD® and REMEDIER®8.

Seed care

•
Pasteuria spp (CLARIVATM) is an endospore-forming bacterium that is a natural insecticide for nematodes offering immediate infection, which stops them from feeding and reproducing and ultimately kills them. CLARIVATM is currently registered for sale and use in the USA for soybeans.

•
Sedaxane (VIBRANCE®) is a new proprietary fungicide based on the SDHI mode of action combining excellent control against a broad range of seed- and soil-borne diseases with ideal mobility in the soil. This gives long-lasting protection for the entire root system, resulting in higher crop productivity on a broad range of crops including cereals, soybean, oilseed rape/canola, corn, rice, sugar beet, sunflower, cotton and potatoes. Sedaxane is marketed in all regions.

Seeds

Field crops

•	In corn, Syngenta in 2011 received full cultivation approval in Argentina for AGRISURE VIPTERA® and for triple stack corn, combining herbicide tolerance and insect resistance.

•
Through Syngenta’s enhanced corn breeding and trait conversion capabilities, twenty new genetic chassis and fifty new corn hybrids were brought into North America production in 2013 for customer use in the 2014 crop year. Ten of these products contain genetics that are new to the market.

o
Five new genetic chassis feature AGRISURE ARTESIAN® technology, a native trait developed using proprietary technology and containing multiple genes identified and selected from the corn genome itself, which helps plants use water more efficiently at every growth stage to provide season-long drought tolerance.

o
Also introduced are hybrids containing the AGRISURE VIPTERA® 3220 E-Z REFUGE™ trait stack, which offers dual modes of action to control corn borer and above-ground lepidopteran pests, and the AGRISURE® 3122 E-Z REFUGE™ trait stack intended for use in areas where both corn rootworm and lepidopteran pest management are primary concerns. Both products received US Environmental Protection Agency (“EPA”) registration in 2012.

o	AGRISURE® DURACADETM was launched in two new products AGRISURE® DURACADETM 5122 and AGRISURE® DURACADETM 5222. USDA cultivation approval was received in February 2013.

•
ENOGEN® is a corn seed incorporating a corn amylase trait and is the first genetically modified output trait in corn for the US ethanol industry. By enabling expression of an optimized alpha-amylase enzyme directly in corn, dry grind ethanol production can be improved in a way that can be easily integrated into existing infrastructure.

•
Syngenta continues to deliver a strong portfolio of soybean, with the launch of new varieties in North America and South America having improved diverse genetics bringing new levels of resistance to key diseases.

Additionally, in South America Syngenta introduced soybean varieties with herbicide tolerance and insect control9.

7 Taegro® is licensed from, and is a registered trademark of Novozymes A/S.
8 Remedier® is licensed from, and is a registered trademark of ISAGRO S.p.A.
9 Intacta RR2 PROTM is licensed from Monsanto Technology LLC.

•
In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities. These new wheat seeds are marketed mainly in Europe and North America.

•
In oilseeds, Syngenta has entered the canola seeds business in Canada in the 2013/2014 growing season by launching two high yielding hybrids with herbicide tolerance provided by the Genuity® Roundup Ready®6 trait. This new hybrid seed portfolio will be commercialized as part of an integrated cross-crop solution across the whole farm targeting canola, cereals and pulses.

Vegetables

In Vegetables, Syngenta continues to launch new and attractive consumer products in the United States, Europe and other parts of the world. Some examples of recently launched products include:

•	In Melon, hoda, a yellow canary variety for cultivation in Africa and the Middle East.

•	In Pepper, a new sweet, baby seedless pepper called ANGELLO® in Europe, and Caoba & Stephania, two new red and yellow blocky varieties for protected cultivation in Mexico.

•	In Squash, new products Prometheus in Europe and Spineless Perfection in the USA, which offer growers excellent high yield with a broad-spectrum disease resistance.

•
In Sweet Corn, GSS2259P/Shinerock®multi disease resistant processing sweet corn variety with high yield potential and a native herbicide tolerance, launched globally, and GSS1453 variety with enhanced disease resistance packaged with high yield potential and deep kernels for high recovery, launched in North America.

•
In Tomato, a new mini-cluster cocktail variety for protected greenhouses in Europe and Canada, which offers consistent high flavor, and Valkirias, a cluster variety for protected greenhouses in South Europe and Africa and Middle East, which offers improved yield with high and consistent quality of clusters and fruits.

•
In Watermelon, successful large fruit size seedless varieties such as Fascination in the USA and in northern Latin America, and Exclamation in the USA. In addition, El Ghali, a large fruit size seeded variety was launched in North Africa.

Products and Services in Late Stage Development

Integrated Business

Syngenta’s integrated business offers in late stage development include:

•
HIGH YIELD SOYBEAN solutions to unlock the full yield potential of soybeans through a complete technology offer coupled with agronomic advice and input price risk management, providing confidence and an excellent return on investment to the grower.

•
MaxVeg is an integrated crop protection and agronomy offer for smallholder growers particularly in Asia matching crop protection and nutrients to crop growth stages of specific varieties in order to increase yield of produce.

•	TEGRA® NURSERY targets rice growers with mechanical transplant capabilities.

•
Vegetables Sustainability & Productivity offers for sophisticated growers of greenhouse vegetables in Europe combining seed varieties, crop protection products and biologicals in order to increase crop yield, reduce input resources and ensure produce meeting stringent retailer demands.

•
‘Water+’ Intelligent Irrigated Platform designed to deliver improved revenue potential by conveniently integrating crop inputs, agronomic expertise and technology. ‘Water+’ is planned to be launched in 2014 in the USA.

Crop Protection

Syngenta’s pipeline of products under development includes the following Crop Protection products in late stage development:

Selective herbicides

•
Bicyclopyrone is a new broad-spectrum selective herbicide for use in corn, sugar cane and cereals that complements Syngenta’s existing product range. US EPA registration is expected in 2014 for a 2015 commercial launch.

Fungicides

•
Oxathiapiprolin is a new piperidinyl thiazole isoxazoline class of fungicides for which Syngenta obtained a global license from DuPont to develop own products. Under the license agreement, Syngenta received exclusive rights for foliar and soil uses on all crops in North America and for lawn and garden uses globally. Syngenta also secured usage rights on certain crops for seed treatment globally and for the development of foliar and soil uses on certain crops outside of North America.

Seed care

•
Cyantraniliprole (FORTENZATM) Syngenta acquired from DuPont in 2008 the rights to use cyantraniliprole, which is a second generation diamide. This new seed treatment insecticide has a different mode of action acting as both a chemical and Bt trait resistance management tool. It delivers best-in-class early season insect protection both above and below ground and will be available for a wide range of crops including corn, soybeans, oilseed rape/canola, sunflower, potato and rice. FORTENZATM was granted registration in Canada and Argentina in 2013 and future seed treatment registrations are planned for the USA, Brazil, Mexico, and several countries in Europe, Latin America, Asia, Africa and Oceania. Commercial launch is planned in 2014.

Insecticides

•
Cyantraniliprole mixtures (MINECTOTM) Syngenta also acquired from DuPont the exclusive right to use cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole, a new broad-spectrum insecticide that also controls sucking pests, is complementary to the chlorantraniliprole insect control product that Syngenta sells in mixtures with its own leading insect control products. Commercial launch is planned in 2014.

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

•
Syngenta continues to work towards developing corn seeds across a variety of maturities with high yield, stress tolerance and improved agronomic characteristics, including developing the next generation corn rootworm control trait with a unique mode of action and high efficiency, and stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide refuge reduction in corn while increasing long-term product sustainability.

•	High yield SAFECROSS® hybrids with improved disease resistance and stress tolerance in winter oilseed rape.

•	In rice, Syngenta is developing an enhanced hybrid portfolio by combining its legacy breeding programs with those acquired in the Devgen acquisition.

•
A wide range of soybean varieties in late stage development deliver expanded spectrum control of soybean cyst nematodes through utilization of alternate native trait sources of resistance and combines this tolerance with sudden death syndrome, iron deficiency chlorosis and phytophthora root rot. In South America the development of a full proprietary portfolio with herbicide tolerance and insect control8 varieties covering major maturity groups and market segments is well advanced.

•
Sugar beet with second generation nematode tolerance for the European market and with broad-spectrum disease and virus resistance in combination with Genuity® Roundup Ready®6herbicide tolerance trait for the North American market.

•	Sunflowers with high stable yields, integrating broomrape, herbicide and disease resistance.

•	Healthy oil varieties of high oleic sunflowers comprising higher heat stability of plant oils for frying.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance, “White” whole meal flour.

Vegetables

•
Focus on increased agronomic quality, fruit quality and shelf life improvements and better plant performance in combination with virus, fungal and insect resistances to provide increased grower performance reliability.

•	Advancing abiotic stress tolerant traits for rootstocks for the high value tomato and pepper markets.

•	Developing new fruit sizes in melons and watermelons tailored to shrinking family sizes in North America and Europe.

•	Bringing forward new consumer and value chain traits for textures that improve the quality of fresh cut fruit.

•	Vegetable research and development is advancing convenience traits for consumers.

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

A key element of Syngenta’s marketing is grower support and education. This is particularly important with respect to small growers in developing countries. For many years, Syngenta has held numerous courses around the world for growers as a result of which millions of farmers have been trained in the safe and sustainable use of crop protection products. Syngenta also trains agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for agribusiness products is designed to ensure the protection of the consumer, the grower and the environment.

Syngenta’s products are marketed throughout the world through brands, many of which are well-known by growers and some of which have been established for many years. Brand names for Syngenta’s key products are listed above in “Integrated Business – Key Marketed Products”. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers.

Syngenta has developed and utilizes a number of innovative ways to attract and retain customers in different parts of the world. In an effort to manage some foreign exchange and commodity price volatility, Syngenta sells via barter in some countries such as Brazil and Argentina. In Brazil, a recognized agricultural barter trading method allows growers to pre-arrange sale of their soybean, cotton and cereals crops to commodity traders. Under such pre-arrangements, traders pay Syngenta for its crop protection products on growers’ behalf when growers deliver crops to the traders. Syngenta does not take ownership or delivery of the crops or retain any commodity price risk. Syngenta also directly barters with Brazilian coffee farmers by accepting their crop as payment for its crop protection products. Syngenta has developed a coffee trading network which sells the coffee to roasters and cooperatives internationally. These barter programs also help Syngenta and its customers mitigate the cash flow and financing risks inherent in the Brazilian agricultural market. Approximately 30 percent of Syngenta’s Brazilian sales are transacted under one of these barter programs.

Syngenta also operates non-barter commodity price mitigation programs in certain countries including South Africa, Germany, Poland, Hungary and the Czech Republic. Certain of these programs assist growers by allowing those who purchase Syngenta products within the program to hedge, at no cost or risk to the grower, the price of an equivalent value of their crop via the commodity futures market. Participating growers are protected against crop price declines that may occur before harvest, which helps ensure their ability to pay Syngenta for its products, and retain their ability to profit from crop price increases. Syngenta does not retain any commodity price risk under these programs.

Production and Supply

Syngenta’s combined Crop Protection and Seeds Production and Supply function plays an integral role in delivering Syngenta's strategy in a sustainable manner by assuring product delivery, facilitating delivery of integrated crop solutions, supporting growth plans, reducing costs and promoting efficient use of capital. Through the effective procurement, production and distribution of products, the function ensures that Syngenta meets its commitments to customers around the world. Production and Supply supports Syngenta’s growth plans (particularly in emerging markets) and accelerates the building of expertise for scalability and efficiency.

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

Syngenta manages its Crop Protection supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 36 percent of Crop Protection sales in 2013.

Approximately 22 percent of Syngenta’s raw material purchases for Crop Protection products are fine chemicals. Syngenta has entered into short- to medium-term contracts with many suppliers to provide consistent supply.

Eight percent of Syngenta’s raw material purchases for Crop Protection products are readily available base chemicals that are subject to commodity chemical price volatility. Another nine percent of raw material purchases for crop protection products have an indirect exposure to commodity oil price volatility.

Approximately 8 percent of raw materials for crop protection products are sourced from China and India in local currencies and therefore are subject to cost fluctuations from movements in currency exchange rates. Exchange rate movements on Swiss Franc, Pound Sterling and Euro may also impact Syngenta’s reported raw material costs because approximately 4 percent, 2 percent and 26 percent, respectively, of raw materials for crop protection products are purchased in those currencies. Syngenta engages in currency hedging activities to mitigate the impact of currency fluctuations on the cost of its raw material purchases.

Seeds for sale by Syngenta to growers are grown (multiplied) and harvested by independent contract farmers throughout the world. After the harvest, the raw seed is cleaned, calibrated, treated and packaged in Syngenta or third party processing plants, which are located as close to the intended markets as possible so as to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the season. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, the Netherlands, Spain, Denmark, Thailand and the United States.

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

Operating in the agribusiness sector, changes in commodity crop prices affect Syngenta’s raw material costs for seed. The contracts with growers who multiply seed for Syngenta to sell as finished product typically contain terms allowing the multipliers to benefit from commodity seed price increases that may occur during the growing season and that the growers would have received had they been able to sell their crop in the market rather than to Syngenta as supply. Syngenta engages in hedging activities to mitigate the impact of this commodity price volatility on corn and soybean product costs.

Research and Development

Syngenta’s Research and Development (“R&D”) function works to develop quality Crop Protection and Seeds products, as well as crop-focused solutions which integrate Syngenta’s technologies. R&D focuses on taking a more holistic approach to help customers grow their specific crop using the best technology to address their needs, be it a single technology, a combination of technologies or technologies and services.

An open and collaborative culture is essential to ensure the fostering of interaction and innovation, both within the R&D organization and across Syngenta, as well as with collaborators and partners. Underpinning Syngenta’s core Seeds R&D and Crop Protection R&D structure are global competency platforms that include biotechnology, regulatory and product safety, as well as a global trialing capability. Through these platforms, Syngenta R&D can effectively and efficiently share knowledge, capabilities and resources to innovate across crops and regions, resulting in faster and more efficient development and registration of new products.

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the product and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the product will not adversely affect soil, water, air, flora or fauna.

To complement in-house expertise and bring in novel technologies, Syngenta actively seeks value-adding partnerships and collaborations to bring exciting new offers to growers. It currently has over 400 R&D collaborations with universities, research institutes and commercial organizations around the world.

The total spent on research and development for the integrated Crop Protection and Seeds businesses was $1,320 million in 2013, $1,199 million in 2012 and $1,138 million in 2011.

Crop Protection R&D

Crop Protection R&D provides Syngenta with innovative new chemical solutions and intellectual property with the potential to be combined with other technologies and create maximum business value and differentiation. New research areas are guided by the crop teams based on customer need, technology, regulatory requirements and socio-political trends.

Syngenta has major Crop Protection research centers focused on identifying new active ingredients in Stein, Switzerland and Jealott’s Hill, United Kingdom. Crop Protection R&D employees work on the research and development of a portfolio of herbicides, fungicides, insecticides and crop enhancing chemicals, with broad applicability as foliar, soil and seed treatments for agriculture and lawn and garden customers.

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

Seeds R&D employees focus on advancing the performance, stability and quality of seed varieties, not only for the eight strategic crops, but also for over 50 food and feed crops in total.

Syngenta’s biotechnology activities primarily take place at Research Triangle Park, NC, USA, for both research and development of key native and genetically modified traits and where in 2013 a $72 million unique new glasshouse facility, the Advanced Crop Lab, was opened. Activities at this site are supported by smaller laboratories around the world. In addition, Syngenta operates approximately 100 breeding and germplasm enhancement centers strategically located around the world.

In 2013, Syngenta opened an international research facility focused on combating broomrape, a parasitic weed that has a devastating impact on sunflower. The Broomrape Center of Excellence will create solutions with multiple modes of action by bringing together the best seed and crop protection research capabilities at Syngenta’s R&D facility in Stein, Switzerland.

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

For many crop varieties, including corn, rice, barley, sunflowers, sugar beet, oilseed rape and many vegetables, Syngenta produces hybrid seeds, which means that the seed supplied to the grower is the result of the first cross between selected parents; these seeds are unique in expressing ‘hybrid vigor’, which enables improved yield, performance stability and better quality.

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

Patents relating to plant related inventions may cover (i) transgenic plants and seeds gene effects, (ii) genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds, and (iii) new breeding technologies such as marker-assisted breeding and products obtained thereby. The territorial coverage of patent filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

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

The main competitive factor in the seeds industry remains the quality of genetics and the increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry became research intensive. Technological advances requiring higher research and development spending have forced new alliances and led to industry consolidation creating greater competition in product development, marketing and pricing. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soybean, cotton and canola (input traits). As a result, companies having access to a broad genetic range of germplasm as a platform for trait commercialization have a key competitive advantage. In addition to Monsanto, Pioneer, Bayer and Dow, other significant competitors in the seeds business are: Vilmorin, KWS, and Takii.

In the future, Syngenta expects that increased emphasis will be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors.

Lawn and Garden

Lawn and Garden leverages Syngenta’s agricultural technology into the adjacent markets of flowers, home and garden and turf, landscape and professional pest management. These markets are largely consumer-driven, and Syngenta estimates to have consistently gained share by offering innovative products and solutions. Syngenta Lawn and Garden is a global business and sells products within these markets in all major territories.

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

Syngenta Flowers, as an integral part of Flowers, home and garden, has a heritage dating back over 140 years. The combination of flowers genetic and chemical controls facilitates cross-category collaboration and innovation.

As the global leader in seeds and cuttings, Syngenta Flowers offers the widest range of pot and bedding plant genetics in the industry. Syngenta combines its deep experience in top quality genetics and ornamental controls to support distributors, growers, retailers and consumers as a complete partner. Syngenta is furthermore a world leader in chemical and biological crop protection solutions for a broad range of ornamentals in pot and bedding plants, bulbs and cut flowers.

Turf, landscape and professional pest management provides pesticides products in four markets: turf (primarily golf courses), sold through specialized distributors, dealers and professional applicators; pest management, sold primarily through distributors and directly to some large customers; vector control (control of disease spreading insects and pests), where sales are made to governments or NGOs, with some sales through distributors; and vegetation management (trees, forestry and aquatics), where the primary customers are distributors or local governments.

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

Flower ornamental, home and garden and turf and landscape brands include:

•	Abamectin (VERTIMEC®) is a leading ornamental insecticide.

•	Azoxystrobin (HERITAGE®/ORTIVA®/AMISTAR®) is a leading fungicide for use on turf, primarily golf courses, and in ornamentals.

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•
SUNJET® Flora (isopyrazam and azoxystrobin) for foliar application and PLENTRIX® (azoxystrobin and mefenoxam) for soil drench are the first Lawn and Garden fungicide brands specifically for ornamentals.

•
Thiamethoxam (ACTARA®) is an insecticide highly active at low use rates against a broad spectrum of soil and sucking insects. For more information on this product, see Key Marketed Products for Syngenta’s Integrated Business above.

•	Trinexapac-Ethyl (PRIMO MAXX®) is a herbicide on turf that prohibits vertical growth.

Syngenta also offers products for use in controlling insect pests.

•
Primiphos-methyl (ACTELLIC®) is an insecticide used for indoor residual spray programs to control the spread of malaria and other vector-borne diseases. Recently re-launched as an encapsulated formulation for longer residual activity, ACTELLIC® CS has gained World Health Organization approval and is increasingly used to eradicate mosquitoes which are resistant to the pyrethroid insecticide class.

•	Brodifacoum (KLERAT®) is a rodenticide for consumer use in homes and gardens.

•	Chlorantraniliprole (ALTRISET®/ACELEPRYN®) is a new class of insecticide for the control of termites in building structures and also white grubs and other pests in turf.

•	Indoxacarb (ADVION®/ARILON®) is an insecticide for application by professional pest control operators for the control of ants, cockroaches and other general insect pests.

Recently Launched Products

Syngenta introduces over 100 new and improved flower varieties and series every year. Some of the more unique introductions during the year were:

•	ARABESQUE® – F1 Penstemon hartwegii – a high-performance bedding plant series offering the look of a perennial with the ease of an annual for premium programs.

•	CALLIOPE® – new color additions which strengthen this geranium series with superior garden performance.

•	DAMASK® – F1 Petunia multiflora – genetically compact multiflora series bred for the high density pack and small pot segment.

•
FLORIFIC® – F1 Impatiens hawker – this New Guinea impatiens from seed offers faster crop times and better quality shade loving plants for high-density production and season-long landscape satisfaction.

•	Grandalia – Landscape Dahlia series in eight brilliant colors bred for superior mildew tolerance and garden performance in combination with good uniformity.

•	Sriracha – F1 Cuphea llavea – a new class for the seeds market used in premium spring and summer extender / heat-lover programs.

•	Starcluster – vegetative Penta Hybrids – very large flowers and heat resistant.

Recently launched products for use in Ornamentals treatment are:

•	BIOLINE® products – various predatory and beneficial insects supporting growers in North America to improve integrated production and in certification efforts.

•	HICURETM – amino acids – a biostimulant used in cut flowers for mitigating climatic stress and enabling the rose plant to build a higher number of stems.

•	NEMATHORIN® 150 EC – fosthiazate – controls soil nematodes in cut flower production.

Recently launched products for use in Turf and landscape treatment are:

•	BRISKWAY™ – Fungicide (azoxystrobin and difenoconazole) – broad-spectrum fungicide for prevention and control of certain diseases in golf course turf grasses.

•
CARAVAN™ G – Insecticide and fungicide (azoxystrobin and thiamethoxam) – systemic control of both insect pests and diseases with one product applied to turf grasses on residential lawns, commercial grounds (office and shopping complexes, airports), parks, playgrounds, golf courses, and athletic fields.

•	QUALIBRA® – Wetting agent – combines the best attributes of both the traditional penetrant and polymer type products, into one easy-to-use solution.

•	TALON® Soft – Rodenticide (brodifacoum) – palatable and easy to use paste bait single feed rodenticide.

Products in Late Stage Development

Syngenta Flowers has a rich pipeline of products under development, which extends beyond 2017 and involves projects covering all product lines.

Syngenta’s pipeline of products under development that have potential application in Turf, landscape and professional pest management, Ornamentals and Home and garden also have application in its Integrated Business. For further information on this pipeline, see Products in Late Stage Development for Syngenta’s Integrated Business above.

Production

Syngenta Flowers uses its own seed production facilities in Guatemala, Turkey and the Netherlands to produce, clean, pellet, coat and package seed. In addition, independent contract growers in Turkey, Indonesia and Chile are used to supplement capacity and capability.

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

Syngenta’s crop protection production process and facilities are leveraged to produce and source the range of Turf, landscape and professional pest management, Ornamentals and Home and garden chemical products marketed by Lawn and Garden. For a description of the manufacturing process for these products, see Production for Syngenta’s Integrated Business above.

Marketing and Distribution

Syngenta Flowers seed and vegetative products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers uses the GOLDFISCH® brand and the GOLDSMITH and YODER® brands as portfolio brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers. In addition, Syngenta Flowers distributes and brokers its products and product forms through FLORIPRO SERVICES® in Europe. The product range of Flower seeds covers 200 seeds series in 70 classes, while the vegetative range covers 120 series in 81 crops.

Lawn and Garden has marketing organizations in all its major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. This dedicated sales force, marketing and distribution organization generates approximately 70 percent of Lawn and Garden’s annual revenue from sales of the chemical product lines. In addition, in markets where the crop protection market is not segmented into professional turf, landscape and professional pest management, ornamental or home and garden markets, the Syngenta integrated business organization is used to market Lawn and Garden products to customers.

The Turf, landscape and professional pest management business of Syngenta operates a business-to-business model supplying chemical controls to professional customers. Products are sold to the end user through independent distributors and dealers, most of which also handle other manufacturers’ products. Syngenta’s products normally are sold through a two-step or three-step distribution chain as described in Marketing and Distribution for Syngenta’s Integrated Business above.

Syngenta’s marketing activities are directed towards distributors, consultants and growers. They consist of a broad range of advertising and promotional tools, such as meetings with growers and distributors, field demonstrations, advertisements in specialized publications, direct marketing activities, or information via the Internet.

Research and Development

Flowers genetics research and development is dedicated to creating new varieties of major flower genetics having improved quality and productivity, either alone or in combination with other technologies. Syngenta’s research and innovation provide the grower and retail markets with a choice of new genetics, shapes and colors of continuously improved longevity, stress tolerance and drought and disease resistance. Syngenta has major Flowers research centers in Enkhuizen, Holland and Gilroy, CA, USA, each of which is focused on identifying new or improved varieties of genetics with unique traits.

Research and development to provide Syngenta with innovative new chemical solutions and intellectual property for its Turf, landscape and professional pest management, Ornamentals, and Home and garden business is conducted at research centers used for crop protection product research and development in its Integrated Business. For further information, see Research and Development for Syngenta’s Integrated Business above.

The total spent on research and development in Lawn and Garden was $56 million in 2013, $58 million in 2012 and $56 million in 2011.

Intellectual Property

Syngenta Flowers maintains the ownership and controls the use of its seeds and genomic-related products and processes by means of intellectual property rights, including but not limited to the use of patents, trademarks, licenses, trade secrets, plant variety protection certificates and contractual language placed on packaging. The level of protection varies from country to country according to local laws. Syngenta Flowers licenses certain of its intellectual property rights to third parties and also holds licenses from other parties relating to certain of Syngenta’s products and processes.

Syngenta’s Turf, landscape and professional pest management, Ornamentals, and Home and garden products are derived from the same products produced for crop protection in its Integrated Business. For further information regarding how Syngenta protects its intellectual property related to these products, see Intellectual Property for Syngenta’s Integrated Business above.

Competitive Environment

The main competitive factors in the flowers industry remain the quality of genetics and the increasing importance of unique traits to enhance growers’ ability to produce as well as improving garden performance for consumers. Historically, and still to a large degree, flowers competition in the seeds industry has been fragmented, with small producers competing in local markets. The traditional grower market has evolved into a mass market of commodity products distinguished by low differentiation and overcapacity increasingly supplying a rapidly consolidating and competitive retail sector. The market opportunities are in increasing presence along value chain towards retail and delivering to the consumer unique, higher quality plants with improved garden performance. At present, Syngenta Flowers’ main competitors in the seeds business are Ball, Sakata, Fides and DnA Group.

The home and garden chemical controls market is impacted by the shift of business through mega retail channels and crowded shelf space. Syngenta’s main competitors in this market include Bayer and regional private labels.

The key competitors in the turf, landscape and professional pest management markets are the leading agribusiness companies based in Western Europe and North America supplying crop protection chemicals which are generally specifically branded and tailored to these specialized markets. These companies compete primarily on the basis of product innovation and portfolio breadth. Additional competition comes from generic manufacturers in the off-patent segments. Increasingly, customer service, integrated programs and more holistic solution offers are being introduced to address broader unmet customers’ needs and further differentiate the major innovation companies from generics. Syngenta’s main competitors in these markets are Bayer, BASF and Dow.

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

All biotechnology products are subject to intense regulatory scrutiny and Syngenta conducts extensive studies to ensure products are safe for both consumers and the environment. An extensive Syngenta network of regulatory experts around the world ensures continued dialogue and compliance with the authorities regarding regulatory dossier submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

Governmental regulatory authorities perform a variety of risk assessments on genetically modified (“GM”) seed products to ensure the safety of the resulting plants and the food and feed derived from them. Syngenta must obtain regulatory approvals for both cultivation and for import of products thereof into key countries. Cultivation countries for Syngenta’s GM seed currently include the US, Canada, Brazil, Argentina and the Philippines. Key import countries are defined based on the product and cultivation market and may include Japan, one of the largest importers of commodity crops. “Stacked” products developed through breeding to contain multiple GM traits are also subject to regulation in certain countries. Approvals in some countries are time limited and must be renewed on a periodic basis to ensure that each product adheres to current regulatory standards. Some countries also require safety monitoring and insect resistance management after product commercialization. Additionally, registration of new plant varieties, whether transgenic or not, is required in most countries, but not in the USA.

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

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). In the context of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:

–	Companies are disclosed if their sales exceed $100 million or equivalent or if their total assets exceed 1 percent of total Group assets

–	Companies with a financing function are all disclosed

None of the significant legal entities are publicly listed. Please refer to Note 30 “Other new IFRSs and accounting policies” to the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Municipality	Percentage owned by Syngenta	Local currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,759,409,877	Sales/Production
Australia
Syngenta Australia Pty Limited	North Ryde	100%	AUD	83,942,909	Sales/Production/Development
Brazil
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	1,727,549,609	Sales/Production/Research
Syngenta Seeds Ltda	São Paulo	100%	BRL	320,742,043	Sales/Production/Research
Canada
Syngenta Canada Inc.	Guelph	100%	CAD	–	Sales/Research
China
Syngenta (China) Investment Company Limited	Shanghai	100%	USD	46,660,810	Holding/Sales
France
Syngenta France S.A.S.	Saint-Sauveur	100%	EUR	50,745,240	Sales/Production/Development
Germany
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Syngenta Seeds GmbH	Bad Salzuflen	100%	EUR	1,330,100	Sales/Production/Research
India
Syngenta India Limited	Pune	96.3%	INR	159,308,320	Sales/Production
Indonesia
PT Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production/Development
Italy
Syngenta Crop Protection S.p.A.	Milano	100%	EUR	5,200,000	Sales/Production/Development
Japan
Syngenta Japan K.K.	Tokyo	100%	JPY	–	Sales/Production/Research
Mexico
Syngenta Agro, S.A. de C.V.	México City, D.F.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	Enkhuizen	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	Enkhuizen	100%	EUR	90,001	Holding/Finance
Panama
Syngenta S.A.	Panama City	100%	USD	10,000	Sales
Poland
Syngenta Polska Sp.z.o.o.	Warsaw	100%	PLN	22,264,000	Sales
Russian Federation
OOO Syngenta	Moscow	100%	RUB	895,619,000	Sales/Distribution
Spain
Syngenta España S.A.	Madrid	100%	EUR	7,544,828	Distribution/Development/Production
Switzerland
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG1	Basel	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG1	Basel	100%	CHF	10,000,000	Finance
Syngenta Participations AG1	Basel	100%	CHF	25,000,020	Holding
Thailand
Syngenta Crop Protection Limited	Bangkok	100%	THB	149,000,000	Holding/Research/Distribution/Production
Ukraine
TOV Syngenta	Kiev	100%	UAH	1,331,240,000	Sales/Research
United Kingdom
Syngenta Limited	Guildford	100%	GBP	85,000,000	Holding/Production/Research
Syngenta UK Limited	Fulbourn	100%	GBP	500	Sales/Research
USA
Syngenta Crop Protection, LLC	Greensboro	100%	USD	100	Sales/Production/Research
Syngenta Seeds, Inc.	Minnetonka	100%	USD	–	Sales/Production/Research
Syngenta Corporation	Wilmington	100%	USD	100	Holding/Finance
Vietnam
Syngenta Vietnam Ltd.	Bien Hoa City	100%	USD	10,000,000	Sales/Production

1	Direct holding of Syngenta AG.

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites. The following is a summary of Syngenta’s principal properties:

Locations	Freehold/ Leasehold	Approx. area (thou. sq. ft.)	Principal use
Rosental, Basel, Switzerland	Freehold	300	Headquarters, global functions
Monthey, Switzerland	Freehold	10,400	Production
Stein, Switzerland	Freehold	4,000	Research
Dielsdorf, Switzerland	Freehold	1,000	Administration, marketing, production
Kaisten, Switzerland	Freehold	1001	Production
Münchwilen, Switzerland	Freehold	600	Research, production
Seneffe, Belgium	Freehold	2,500	Production
Ghent, Belgium	Leasehold	100	Administration, research
Aigues-Vives, France	Freehold	1,5002	Production
Nérac, France	Freehold	600	Production
St Pierre, France	Freehold	1,500	Production
Saint-Sauveur, France	Freehold	200	Research, production
Sarrians, France	Freehold	3,200	Research
Bad Salzuflen, Germany	Leasehold	34,400	Research, production
Hillscheid, Germany	Freehold	1,200	Administration
Mezotur, Hungary	Freehold	1,300	Production
Enkhuizen, The Netherlands	Freehold	3,500	Administration, research, marketing, production
Landskrona, Sweden	Freehold	8,700	Research, production, marketing
Jealott’s Hill, Berkshire, UK	Freehold	28,300	Research
Huddersfield, West Yorkshire, UK	Freehold	10,800	Production
Grangemouth, Falkirk, UK	Freehold	900	Production
Greensboro, North Carolina, USA	Freehold	3,000	US headquarters, research
Minnetonka, Minnesota, USA	Freehold	100	Administration
St. Gabriel, Louisiana, USA	Freehold	54,700	Production
Greens Bayou, Texas, USA	Freehold	10,9003	Production
Research Triangle Park, North Carolina, USA	Freehold	3,400	Research
Gilroy, California, USA	Freehold	4,200	Production, research, marketing
Lone Tree, Iowa, USA	Freehold	1,300	Production
Omaha, Nebraska, USA	Freehold	1,800	Production
Phillips, Nebraska, USA	Freehold	2,6004	Production
Waterloo, Nebraska, USA	Freehold	1,7005	Production
Pasco, Washington, USA	Freehold	1,700	Production
Clinton, Illinois, USA	Freehold	34,900	Research
Stanton, Minnesota, USA	Freehold	18,000	Research
Slater, Iowa, USA	Freehold	13,700	Research
Woodland, California, USA	Freehold	4,200	Production, research
Venado Tuerto, Argentina	Freehold	1,000	Production
Formosa, Brazil	Freehold	2,200	Production
Itápolis, Brazil	Freehold	500	Production
Ituiutaba, Brazil	Freehold	2,200	Production
Matão, Brazil	Freehold	500	Production
Paulinia, Brazil	Freehold	6,800	Production
Uberlandia, Brazil	Freehold	27,000	Research
Amatitlan, Guatemala	Freehold	3,100	Production
Jalapa, Guatemala	Freehold	4,400	Production, research
Kapok, Guatemala	Freehold	2,000	Production
San Jose Pinula, Guatemala	Freehold	1,700	Production
Nantong, China	Leasehold	1,900	Production
Beijing, China	Leasehold	300	Research
Goa, India	Freehold	8,700	Production, research
Iksan, South Korea	Freehold	900	Production
Koka, Ethiopia	Leasehold	9,700	Production
Pollen, Kenya	Leasehold	4,800	Production
Thika, Kenya	Leasehold	3,000	Production

1	Surface area of building/factory that Syngenta owns; land (143 thousand square feet) is owned by a third party

2	Only approximately 900 thousand square feet are currently used and developed

3	Only approximately 5,900 thousand square feet are currently used and developed

4	Only approximately 1,700 thousand square feet are currently used and developed

5	Only approximately 1,200 thousand square feet are currently used and developed

Please also see “Business Overview” above for a description of the products produced at the various properties listed above.

Syngenta completed in 2013 the approximately $60 million construction project begun in 2012 to increase capacity of Syngenta’s corn seed production facility in Nebraska by 50 percent in order to meet increasing demand and to replace older production facilities that were costlier to maintain and operate.

In order to meet growing demand for corn in Brazil, an approximately $80 million project commenced in 2013 at Syngenta’s Formosa site in Brazil to expand production capacity by approximately 30 percent. Spending in 2013 on the project was approximately $40 million.

The approximately $70 million project to construct a new greenhouse facility adjacent to Syngenta’s existing research campus in Research Triangle Park, North Carolina, USA, was completed and the facility became operational in 2013. Syngenta announced in 2013 plans to invest approximately $90 million by the end of 2018 on the expansion of its research and development operations on the site, including further capacity expansion, and upgraded laboratory and other facilities. Research at the expanded site will focus on traits that can better tolerate climate variability, combat plant stresses such as drought, and enhance crop productivity and plant performance. In addition to the current focus on corn and soybean, research will be expanded to incorporate other crops such as cereals, rice, vegetables and sugar cane. Spending on the project in 2013 was less than $10 million.

Syngenta is investing approximately $90 million at its Nantong, China facility to increase production capacity of crop protection products by approximately 1,000 metric tons per year to meet increasing demand. The project is expected to be completed in 2015. Spending on the project in 2013 was approximately $30 million.

To support long-term growth objectives, Syngenta is investing approximately $50 million at its Stein, Switzerland research site to expand and upgrade its biological sciences facilities. The project is expected to be completed in 2015. Spending on the project in 2013 was less than $10 million.

Syngenta invested approximately $30 million at its Kaisten, Switzerland site to increase production capacity of an intermediate to one of its major Selective herbicide products by approximately 40 percent to meet increasing demand. Spending on the project in 2013 was approximately $12 million. Preliminary work was also started in 2013 on a second project to further expand capacity by approximately 30 percent at an estimated cost of $90 million.

Syngenta is refurbishing and modernizing its Basel headquarters under a program that will run over the period through 2015 and is estimated to cost approximately $200 million, with approximately 50 percent spent as of December 31, 2013.

ITEM 4A –– UNRESOLVED STAFF COMMENTS

None.

ITEM 5 –– OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction
The following discussion includes forward-looking statements subject to risks and uncertainty. See “Forward-looking statements” at the beginning of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 2 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates
Approximately 57 percent of Syngenta’s sales and 67 percent of Syngenta’s costs in 2013 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by movements in exchange rates. Sales in 2013 were 3 percent higher than 2012 on a reported basis, but were 5 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (“CER”) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

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

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions, which can influence the demand for certain products over the course of a season and the quantity and cost of seeds supply; commodity crop prices; and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the use of agricultural products, genetically modified seeds, or areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops. In future years, climate change may have both positive and negative impacts on Syngenta’s results. Climate change may make growing certain crops more or less viable in different geographic areas, but is not likely to reduce overall demand for food and feed. Syngenta currently sells and is developing products to improve the water productivity of plants and increase tolerance to drought and heat. Legislation may be enacted in the future that limits carbon dioxide emissions in the manufacture of Syngenta’s products or increases the costs associated with such emissions. Syngenta works actively to make its production operations more energy efficient and to reduce the rate of carbon dioxide emissions per unit of operating income.

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest market is Europe, Africa and the Middle East, which represented approximately 30 percent of consolidated sales in 2013 (2012: 30 percent) followed by North America1 and Latin America, each of which represented 28 percent of consolidated sales in 2013 (2012: 30 percent and 26 percent, respectively). Markets for agricultural products in Europe, Africa and the Middle East and North America are seasonal resulting in both sales and operating profit for Syngenta in these markets being weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Latin America has its main selling season in the second half of the year due to its location in the southern hemisphere.

1 Comprising the USA and Canada.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (“UK”), the United States of America (“USA” or “US”), China and India. Syngenta’s primary center for agricultural genomics and biotechnology research is in the USA.

References in this document to market share estimates are based where possible on global agrochemical and biotechnology industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 15 percent of sales in 2013 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 18 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 3 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro, relative to the US dollar, and the relative impact on operating profit may differ from that on sales. The effects of currency fluctuations within any one year have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Notes 27 and 29 of the consolidated financial statements in Item 18.

The consolidated financial statements in Item 18 are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) royalty and license income, (ii) impairment, (iii) acquisition accounting, (iv) adjustments to revenue and trade receivables, (v) seeds inventory valuation and allowances, (vi) environmental provisions, (vii) defined benefit post-employment benefits, including pension asset ceiling, (viii) deferred tax assets, (ix) uncertain tax positions and (x) foreign currency translation of intercompany funding. These policies are described in more detail in Notes 2 and 30 to the consolidated financial statements in Item 18.

Summary of results

Net income in 2013 was 11 percent lower than 2012. Sales in 2012 included recognition of guaranteed minimum royalties for the 604 corn rootworm trait licensed to Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of DuPont, not repeated in 2013, which contributed approximately $220 million of 2012 net income; excluding this item from 2012, net income in 2013 was approximately 1 percent higher, with sales growth offset by increased cost of goods sold, particularly in seeds products, and research and development expense. Sales in 2013 were 3 percent higher, 5 percent at constant exchange rates, with 3 percent growth in sales volumes and an additional 2 percent from higher local currency sales prices. The royalties mentioned above contributed 2 percent to sales volumes in 2012. Local currency sales price increases were achieved in 2013 in both Crop Protection and Seeds products and in all regions. Sales in Latin America in the fourth quarter of 2013 were lower than originally expected mainly due to a delayed registration of Solatenol™.

The higher overall sales combined with cost savings from the integration of operations across Crop Protection and Seeds were offset by the impact of higher cost of goods sold as percentage of sales and increased research and development expense. Cost of goods sold included an increase in seeds production costs of approximately $175 million largely due to the drought in the seed growing season in 2012 and approximately $170 million of additional inventory provisions largely related to corn seed production in the United States in 2013, where supply received from contract growers for seed processing for the 2014 North American planting season exceeded forecasted sales due to higher than projected yields realized by the growers. While agricultural yields are always volatile, excess supply at this level is not currently expected to recur in 2014. Gross profit margins in the Lawn and Garden business were improved in 2013 by the disposal in 2012 of the lower margin Fafard growing media and Syngenta Horticultural Services businesses and the acquisition of the DuPont professional products business. Combined marketing and distribution expense and general and administrative excluding restructuring and impairment was 5 percent lower than 2012, broadly flat at constant exchange rates, with cost savings supplemented by lower management and staff incentives and approximately $41 million savings due to changes made to the Swiss pension plan more than offsetting inflation. Exchange rate impacts improved overall operating income by approximately $55 million, including reduced losses on related hedges in 2013 compared with 2012.

Cash flow from operating activities before change in net working capital decreased by $120 million, with 2012 including the recognition of the guaranteed minimum royalties for the corn rootworm trait mentioned above. Change in net working capital was similar in 2013 and 2012, with 2013 including a higher inventory build, while in 2012 the corn rootworm trait royalty receivable was included in trade and other working capital assets. Cash flow from operating activities in 2013 was sufficient to fund Syngenta’s investing activities including a further increase in 2013 in capital expenditures. Cash flow from investing activities was $446 million lower than 2012, which included higher spending on several business acquisitions. Acquisitions in both years are described below. In the context of the continued strong balance sheet, and subject to shareholder approval, the Company proposes to increase the dividend to CHF 10.00 per share from CHF 9.50 per share paid in 2013.

Integrated sales of Crop Protection and Seeds products increased by 4 percent, 6 percent at constant exchange rates. Crop Protection product sales increased by 6 percent, 8 percent at constant exchange rates, with 6 percent higher sales volumes and an additional 2 percent from increased local currency sales prices. Seeds sales declined in 2013 by 1 percent, comprised of an 8 percent decrease from the impact of the 2012 royalties described above, a 6 percent increase from higher other sales volume, a 3 percent increase from higher local currency sales prices and a 2 percent decrease from currency effects. Seeds sales were 1 percent higher at constant exchange rates.

Integrated sales of Crop Protection and Seeds products increased 7 percent in Latin America and 6 percent in both Europe, Africa and Middle East and Asia Pacific. Sales in North America were 2 percent lower mainly from the impact of the 2012 royalties mentioned above, which comprised 7 percent of North America’s 2012 sales. Markets in North and Latin America continued to benefit from the strength of key crop commodity prices, which supported farmer profitability, although there was a weakening of US dollar crop prices particularly in the second half of the year. Sales in North America included 7 percent growth in Crop Protection products, with particularly strong growth in Seed care. Seeds sales were 18 percent lower due to the lower royalties, but also reflect reduced availability of new traited hybrid seeds for the 2013 North American planting season following the drought in the seed production season in 2012. Latin America sales grew strongly in Seeds, particularly soybean, but Crop Protection sales growth at 7 percent, 9 percent at constant exchange rates, was reduced by delayed approval of the new fungicide SolatenolTM, credit concerns over sales in Venezuela and Argentina, and a weaker market in sugar cane. Sales in Europe, Africa and Middle East grew by 6 percent, 7 percent at constant exchange rates, with particularly strong growth the CIS and South East Europe. Sales in Asia Pacific were 6 percent higher, 11 percent at constant exchange rates, with strong growth across the emerging markets where sales were 12 percent higher, 15 percent at constant exchange rates. Emerging market sales growth was strong across all regions and overall was 9 percent, 12 percent at constant exchange rates.

Lawn and Garden sales were 9 percent lower than 2012, 7 percent at constant exchange rates, due to the full year impact of businesses divested in 2012.

Gross profit margin declined by approximately 3.5 percentage points in 2013. The 2012 royalty recognition noted above increased the margin in that year by 0.9 percentage points and the $170 million seed inventory provision reduced the 2013 margin by 1.2 percentage points. Excluding these factors, gross profit margin declined by approximately 1.4 percentage points due to adverse product mix particularly due to strong growth in sales of glyphosate products where gross profit margin is typically 20 percent or less, and higher seed product costs following the 2012 drought. The cost of purchased glyphosate increased by approximately $140 million and was recovered broadly on a dollar for dollar basis by increases in sales prices.

Marketing and distribution expenses were 1 percent lower but at constant exchange rates increased by 1 percent, with some increase in charges for doubtful receivables offset by savings generated by the restructuring programs described below and reduced employee incentives. The ratio of marketing and distribution expenses to sales improved by 0.8 percentage points to 16.3 percent.

Research and development expense was 9 percent higher, 11 percent at constant exchange rates, and as a percentage of sales increased by 0.5 percent to 9.4 percent. A further increase in the ratio, at constant exchange rates, is planned for 2014.

General and administrative includes restructuring and impairment, the components of which are described under the Restructuring and impairment heading within this section, and decreased by 19 percent from 2012. General and administrative excluding restructuring and impairment was 15 percent lower, including foreign exchange hedging losses of $4 million compared with $61 million in 2012. Excluding currency effects, General and administrative excluding restructuring and impairment decreased by 6 percent including lower employee incentives, savings including those from the restructuring programs described below and an approximately $41 million benefit from changes to the Swiss pension plan. General and administrative excluding restructuring and impairment in 2012 included an $80 million charge relating to settling the Holiday Shores / City of Greenville litigation, broadly offset by a reduction in the actuarial liability for US Healthcare arrangements following a plan change and gains on Syngenta’s initial investment in Pasteuria Bioscience, Inc. (“Pasteuria”) following the acquisition of the remainder of that company in the year.

Restructuring and impairment expenses in 2013 excluding those reported in Cost of goods sold were $79 million lower than 2012 mainly from the program to integrate the commercial operations of Crop Protection and Seeds having progressed into its third year and the operational efficiency program having been substantially completed. In addition, 2012 included losses on the sales of the Fafard and Syngenta Horticultural Services businesses totaling $25 million.

Income from associates and joint ventures increased by $41 million, largely due to a tax ruling and to compensation received from an energy supplier to exit an uneconomic supply arrangement.

Financial expense, net was $53 million higher than 2012, mainly due to increased hedging volumes in emerging markets and foreign exchange losses from higher volatility in emerging market currencies. The tax rate increased slightly to 15 percent and is approximately 1 percent higher excluding taxes related to restructuring and impairment and divestment gains and losses.

Together, these factors resulted in 2013 net income attributable to Syngenta AG shareholders and diluted earnings per share decreasing by 11 percent compared with 2012.

Comparing 2012 with 2011, net income in 2012 was 18 percent higher than 2011 mainly due to strong sales volume growth partially offset by the adverse impact of currency movements.

Sales in 2012 were 7 percent higher, 10 percent at constant exchange rates, with 7 percent growth in sales volumes and an additional 3 percent from higher local currency sales prices. Sales volume growth included 2 percent from the above mentioned recognition of guaranteed minimum royalties for the 604 corn rootworm trait. Sales price increases were achieved in both Crop Protection and Seeds products and in all regions. Gross profit margin improved by approximately 0.3 percentage points in 2012. Higher sales prices, the royalties mentioned above and cost savings were offset by adverse product mix and increased product costs, mainly from higher oil and commodity chemical products in Crop Protection and the impact of higher seed commodity prices and drought-related lower yields in Seeds. Marketing and distribution expenses increased by 1 percent, 6 percent at constant exchange rates, with higher sales volume, increased expenditures in emerging markets where cost inflation also is higher, and additional expenditures on resources and projects to drive future market share growth, partially offset by savings generated by the restructuring program described below, a lower level of employee incentives than 2011 and reduced charges to receivables provisions. Research and development expense was 5 percent higher, 9 percent at constant exchange rates. General and administrative including restructuring and impairment increased by 18 percent over 2011. Excluding restructuring and impairment, these costs increased by 20 percent including foreign exchange hedging losses of $61 million compared with gains of $177 million in 2011. Excluding currency effects, General and administrative excluding restructuring and impairment decreased by 6 percent as lower employee incentives and savings from the restructuring programs described below more than offset higher information systems costs and emerging market inflation and the more significant one-off transactions broadly offsetting as described above. Restructuring and impairment expenses excluding those reported in Cost of goods sold were $27 million higher than 2011. 2012 included losses on the sales of the Fafard and Syngenta Horticultural Services businesses totaling $25 million, while 2011 included a $76 million gain, which largely relates to the sale of the Materials Protection business. Otherwise, restructuring and impairment was $74 million lower than 2011, with second year charges on the program to integrate the commercial operations of Crop Protection and Seeds lower than the initial year and with the operational efficiency program nearing completion. Financial expense, net was $18 million lower than 2011 and the tax rate decreased to approximately 13 percent, 15 percent excluding taxes relating to restructuring and impairment and divestment gains and losses.

Cash flow from operating activities before change in net working capital increased by $297 million in 2012, but with increased inventories to support 2013 sales growth and higher receivables from the sales growth in the second half of 2012, overall cash flow from operating activities in 2012 was $512 million lower than 2011. Despite this, cash flow from operating activities was sufficient to fund an increased level of cash used for investing activities, which included acquisitions of $654 million and increased capital expenditures.

Acquisitions, divestments and other significant transactions

2013

On January 30 and March 8, 2013, Syngenta acquired the remaining equity interests in deVGen N.V. (“Devgen”) that it did not already own after its initial takeover offer was settled in December 2012.

On October 31, 2013, Syngenta acquired 100 percent of the shares of MRI Seed Zambia Ltd. (“MRI Seed”) and MRI Agro Zambia Ltd. (“MRI Agro”) (collectively “MRI”) for $84 million in cash, subject to final purchase price adjustments. MRI is a leading developer, producer and distributor of white corn seed in Zambia. Syngenta believes that the white corn market has high growth potential, and the crop is critical to Africa’s future food security. MRI’s corn germplasm is among Africa’s most comprehensive and diverse, incorporating temperate, tropical and sub-tropical material. This unique portfolio will be developed to support expansion in high-growth East African markets and may be leveraged globally through Syngenta’s elite breeding programs. MRI Agro also distributes crop protection chemicals and other agricultural inputs in Zambia.

On December 31, 2013, Syngenta divested its Dulcinea Farms business (“Dulcinea”) to Pacific Trellis Fruit LLC (“Pacific Trellis”), a US-based international grower and marketer of fresh produce.

2012

In June 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Canada Ltd.

In September 2012, Syngenta announced a takeover offer for Devgen, a company listed on the Euronext stock exchange. On December 12, 2012, it was announced that on closing of the initial acceptance period, shares and warrants representing 94.11 percent of Devgen’s total issued share capital had been tendered in acceptance of the offer, which was consequently declared unconditional. At December 31, 2012, Syngenta had paid EUR 375 million ($493 million) for the tendered shares and warrants. Devgen is a global leader in hybrid rice and RNAi technology. The acquisition enables Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012.

In October 2012, Syngenta acquired from DuPont its professional products insecticide business, a leading supplier for the professional turf, ornamentals and home pest control markets, for a cash consideration of $128 million, including related inventories. The acquisition expanded the range of products which Syngenta offers to golf course and lawn care professionals and to ornamental growers, and also strengthened its portfolio for the control of home pests. The acquisition included the pest control brands Advion® and Acelepryn® and other intellectual property, transfer of certain employees, and exclusive supply and licensing agreements through which Syngenta gained access to the related active ingredients and formulated products from DuPont.

In October 2012, Syngenta acquired an exclusive, worldwide commercial license to the Taegro® technology for agricultural applications, including the rights to all enhancements and future mixtures discovered by Syngenta, from Novozymes Biologicals Holdings A/S. Taegro® is a microbial bio fungicide of the strain Bacillus subtilis currently registered in the US and in process of being registered worldwide. Bacillus subtilis controls a broad spectrum of diseases in many crops and is particularly suitable in vegetable and specialty crops, where combination programs with conventional fungicides work well.

In November, 2012, Syngenta acquired control of Pasteuria, a US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition facilitates the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables.

In November 2012, Syngenta divested its US Flowers distribution and brokerage business, Syngenta Horticultural Services (“SHS”) to Griffin Greenhouse Supplies, Inc. (“Griffin”). Griffin also signed a long-term agreement to distribute and broker Syngenta Flowers genetics throughout the USA.

In November 2012, Syngenta acquired 100 percent of the shares of Sunfield Seeds Inc. (“Sunfield”), a US-based provider of sunflower seeds production and processing services, for cash consideration. The acquisition represents an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth.

2011

Effective January 1, 2011, Syngenta granted Pioneer a non-exclusive, global license to its corn rootworm trait MIR604 (AGRISURE®) for corn seed. The trait provides protection from below-ground coleopteran insects, including corn rootworm, a major corn pest in the United States and around the world.

In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for $29 million of cash, $4 million of which is deferred.

In April 2011, Syngenta divested its Materials Protection business to Lanxess AG.

Acquisitions and divestments are described in Note 3 to the consolidated financial statements in Item 18.

Operational efficiency restructuring programs

In 2004, Syngenta announced the operational efficiency cost saving program to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the Crop Protection markets seen at the time. In 2007, Syngenta began a further phase of the operational efficiency restructuring program to drive cost savings to offset increased expenditures in research and technology, marketing and product development in the growth areas of seeds, professional products and emerging country markets, targeting savings in both cost of goods sold and other operating expenses. The costs of these programs are together estimated at around $1,050 million in cash and up to $380 million in non-cash charges. The programs are now largely complete, but the rollout of standardized human resource support services is continuing. Remaining small charges and cash outflows are expected during 2014 and 2015. Cash spent under the programs in 2013 and 2012 totaled $42 million and $79 million, respectively. Cumulative spending on the programs to the end of 2013 totaled $1,027 million.

In 2011, Syngenta announced a program to integrate global commercial operations for Crop Protection and Seeds thereby enabling operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated product offer to grower customers. It is estimated that cash costs of approximately $400 million will be incurred over the period to 2014 to complete the program. During 2013, costs of $60 million were charged under the program (2012: $102 million). Cash spent was $75 million (2012: $122 million). Cumulative costs incurred for the program through December 31, 2013 total $311 million and cumulative spending totals $285 million.

On February 5, 2014, Syngenta announced a new restructuring program to drive further improvement in operating income margins and accelerate delivery of operational leverage as sales grow. The program targets an improvement in profitability as a percentage of sales over the period up to 2018 from a reduction in the ratios of marketing and distribution, research and development and general and administrative expenses to sales. The program includes plans to further improve efficiency in customer facing operations, research and development and production and to enable an improvement in the ratio of trade working capital to sales. The cash cost of the restructuring program is estimated at approximately $900 million, including the costs of implementing new systems, but excluding related capital expenditures. No costs were incurred under the program in 2013 and significant benefits are expected to be realized beginning in 2015.

Results of operations

2013 compared with 2012

2012 results have been restated to reflect changes due to the effect of adopting IAS 19 “Employee Benefits” (revised June 2011) during 2013. The changes are described in detail in Note 2 to the consolidated financial statements in Item 18.

Sales commentary

Syngenta’s consolidated sales for 2013 were $14,688 million, compared with $14,202 million in 2012, a 3 percent increase year on year. At constant exchange rates sales grew by 5 percent. The analysis by segment is as follows:

($m, except change %)				Change
Segment	2013	2012	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	4,223	3,974	5%	2%	7%	-1%	6%
North America	3,848	3,931	-3%	1%	-2%	0%	-2%
Latin America	3,991	3,713	6%	4%	10%	-3%	7%
Asia Pacific	1,935	1,827	10%	1%	11%	-5%	6%
Total integrated	13,997	13,445	4%	2%	6%	-2%	4%
Lawn and Garden	691	757	-8%	1%	-7%	-2%	-9%
Group sales	14,688	14,202	3%	2%	5%	-2%	3%

Europe, Africa and Middle East

Sales increased by 6 percent, 7 percent at constant exchange rates as volume increased by 5 percent and local currency sales prices increased by 2 percent. A strong first quarter was followed by a cold spring, which reduced the number of crop protection applications. In France, sales increased due to particularly strong Selective herbicides growth and also growth in Fungicides and cereals seeds, which more than offset lower Insecticides and Seed care sales. The ongoing intensification of agriculture in the CIS combined with Syngenta’s strong market position there, notably in sunflower, led to strong growth there with all product lines experiencing year on year growth. The emerging markets of South East Europe also grew strongly with broad-based growth across the portfolio and the introduction of new offers. Sales increased in both Iberia and Italy reflecting their recovery from the drought and economic constraints experienced in 2012.

North America

Sales decreased by 2 percent mainly due to the non-recurrence in 2013 of royalty income of $256 million recognized in 2012 for the 604 corn rootworm trait. Excluding the impact of these royalties, sales grew 5 percent despite a delayed planting season caused by cold weather. Sales of Crop Protection products grew by 7 percent led by Seed care, reflecting the successful launch of VIBRANCE® on cereals, canola and soybean. Selective herbicides volume grew, augmented by increasing concern over glyphosate-resistant weeds. Wet conditions in parts of the USA resulted in reduced insect pressure and, consequently, lower Insecticide sales. Seeds sales were 18 percent lower due to the lower royalties and to disrupted supply conditions in corn seed for the 2013 North American planting season following the drought in the seed production season in 2012, but in the second half of the year were more than 10 percent higher than the comparable 2012 period.

Latin America

Sales increased by 7 percent, 10 percent at constant exchange rates as volume increased by 6 percent and local currency sales prices increased by 4 percent. Growth was driven largely by Brazil, where a resilient soybean price and the depreciation of the Brazilian real underpinned grower profitability. An expansion of herbicide tolerant crops and a shortage of glyphosate supply from competitors led to strong growth in sales of the non-selective herbicide TOUCHDOWN®. Sales growth in Insecticides, notably DURIVO®, and in Seed care, notably CRUISER® and CELEST®, more than offset decreased sales of Fungicides, where lower sales reflected a delayed new fungicide registration. Crop Protection sales in sugar cane also experienced strong growth despite a difficult environment in the ethanol market. In Seeds, Soybean sales grew significantly with the launch of Syngenta’s first variety for the largest maturity group segment in Brazil. Corn seed sales were lower in Brazil due to reduced planted acreage. In Latin America South, Seeds growth was driven primarily by Corn, with sales benefiting from both new trait combinations and the leveraging of the combined field force. Sales in Venezuela were reduced due to credit risk concerns.

Asia Pacific

Sales increased by 6 percent, 11 percent at constant exchange rates as volume increased by 10 percent, particularly strong in ASEAN, South Asia and China and local currency sales prices increased by 1 percent. Volume growth was led by fungicide and corn seed sales in emerging markets. In Crop Protection products, growth was led by ongoing adoption of Fungicides in emerging markets and higher sales of Herbicides and Seed care. China experienced broad-based growth, notably from increased sales of the fungicide AMISTAR® following its new launch on rice. In ASEAN countries, rice sales benefited from the continuing grower adoption of technology and GROMORETM protocols. In Seeds, sales growth was led by Corn and Rice. In South Asia strong demand for corn, vegetables and cereals was augmented by an early monsoon season. Sales of Rice more than doubled mainly reflecting the acquisition of Devgen as well as the continued adoption of the TEGRA® program. The developed markets of the region experienced moderate sales growth.

Lawn and Garden: major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER®, SYNGENTA FLOWERS

Lawn and Garden sales were 9 percent lower than 2012, 7 percent at constant exchange rates, due to the full year impact of businesses divested in 2012. Excluding the impact of acquisitions and divestments, sales increased by 5 percent at constant exchange rates, driven by a strong performance in Turf, landscape and professional pest management.

Sales by product line are set out below:

($m, except change %)			Change
Product line	2013	2012	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	3,051	2,939	3%	2%	5%	-1%	4%
Non-selective herbicides	1,545	1,246	11%	15%	26%	-2%	24%
Fungicides	3,035	3,044	2%	-1%	1%	-1%	0%
Insecticides	1,912	1,841	7%	0%	7%	-3%	4%
Seed care	1,228	1,107	13%	-1%	12%	-1%	11%
Other crop protection	152	141	6%	3%	9%	-1%	8%
Total Crop Protection	10,923	10,318	6%	2%	8%	-2%	6%
Corn and soybean	1,654	1,836	-11%	3%	-8%	-2%	-10%
Diverse field crops	842	719	14%	4%	18%	-1%	17%
Vegetables	708	682	1%	4%	5%	-1%	4%
Total Seeds	3,204	3,237	-2%	3%	1%	-2%	-1%
Elimination*	(130)	(110)	n/a	n/a	n/a	n/a	n/a
Total integrated	13,997	13,445	4%	2%	6%	-2%	4%
Lawn and Garden	691	757	-8%	1%	-7%	-2%	-9%
Group sales	14,688	14,202	3%	2%	5%	-2%	3%

*	Crop Protection sales to Seeds

Crop Protection

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP II MAGNUM®, FUSILADE®MAX, TOPIK®

Sales increased by 4 percent, 5 percent at constant exchange rates as volume increased by 3 percent and local currency sales prices were increased by 2 percent. Corn herbicides grew strongly led by CALLISTO® in the USA, increasingly used as part of weed resistance management offers, and by AXIAL® for cereals, which continued to expand in Europe, particularly in France, and maintained its positive momentum in North America. Sales of BICEP II MAGNUM® also grew strongly in the CIS and France.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales increased by 24 percent, 26 percent at constant exchange rates as volume increased by 11 percent and local currency sales prices were increased by 15 percent. Growth was driven mainly by TOUCHDOWN®where strong demand and shortage of supply, particularly in Brazil, helped drive significant volume and price gains. Sales of GRAMOXONE® were also higher with increased demand leading to double digit growth in Asia Pacific and Brazil.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Sales were flat year on year, but increased by 1 percent at constant exchange rates as a 2 percent volume increase was partially offset by a 1 percent decrease in local currency sales prices. The main contribution to growth came from SEGURIS®, the new SDHI fungicide for cereals, for which sales almost tripled. Sales of AMISTAR® Technology declined slightly overall, with lower sales particularly in Latin America, but grew by more than 20 percent in Asia Pacific, with a new launch on rice in China and rapid adoption in the ASEAN countries, and in Canada in the potato and cereals market. Sales in Brazil were held back by a delayed registration for the new product ELATUS™, based on the active ingredient SolatenolTM.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales increased by 4 percent, 7 percent at constant exchange rates due to volume growth; local currency sales prices were flat year on year. The largest contributor to growth was the new product DURIVO®, which grew in all regions and overall by over 40 percent. Growth was strongest in Latin America, where growth accelerated in the fourth quarter with continued technology adoption and high insect pressure in Brazil; sales also grew in Asia Pacific. Sales of ACTARA® were lower, but flat at constant exchange rates, as low insect pressure in the USA resulted in reduced sales volume there.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Sales increased by 11 percent, 12 percent at constant exchange rates as volume increased by 13 percent and local currency sales prices decreased by 1 percent. Growth was led by VIBRANCE®, based on the SDHI fungicide sedaxane, which was successfully launched on several crops globally, with the most significant contributions coming from Canada and the USA. Sales of CRUISER® increased as continued strong growth in demand in Latin America and Asia Pacific more than offset a decline in Europe due to the EU suspension of neonicotinoid registrations.

Seeds

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales decreased by 10 percent, 8 percent at constant exchange rates as volume decreased by 11 percent and local currency sales prices were increased by 3 percent. The decrease was due to the non-recurrence in 2013 of the $256 million milestone royalties earned in 2012 described above. Excluding the impact of these royalties, sales at constant exchange rates grew by seven percent. Sales in the USA were also affected by constrained supply following the exceptional drought in 2012. In corn, non-GM hybrids drove growth in ASEAN, where sales were up by over 40 percent, and in the CIS, and further acceptance of Syngenta’s leading traits in Latin America led to higher sales there. In soybean, lower US sales were offset by a strong increase in Brazil, with acreage expansion and the introduction of Syngenta’s first variety for the largest maturity group segment in Brazil.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 17 percent, 18 percent at constant exchange rates as volume increased by 14 percent and local currency sales prices were increased by 4 percent. Growth was led by sunflower in the CIS and South East Europe, reflecting strong market recognition for Syngenta’s hybrids as well as favorable spring crop conditions. Sales of sugar beet were lower due to a reduction in overall area planted. Rice sales in Asia Pacific more than doubled mainly reflecting the acquisition of Devgen, as well as the continued adoption of the TEGRA® program.

Vegetables: major brands ROGERS®, S&G®

Sales increased by 4 percent, 5 percent at constant exchange rates as volume increased by 1 percent and local currency sales prices were increased by 4 percent. A gradual improvement in developed markets was accompanied by rapid growth in the emerging markets of Africa Middle East and in Latin America, where demand for Syngenta’s broccoli and tomato seeds was particularly high.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	14,688	14,202	–	–	14,688	14,202	3%	5%
Cost of goods sold	(7,986)	(7,223)	–	(7)	(7,986)	(7,216)	-11%	-13%
Gross profit	6,702	6,979	–	(7)	6,702	6,986	-4%	-3%
as a percentage of sales	46%	49%			46%	49%
Marketing and distribution	(2,394)	(2,423)	–	–	(2,394)	(2,423)	1%	-1%
Research and development	(1,376)	(1,257)	–	–	(1,376)	(1,257)	-9%	-11%
General and administrative	(846)	(1,043)	(179)	(258)	(667)	(785)	15%	6%
Operating income	2,086	2,256	(179)	(265)	2,265	2,521	-10%	-12%
as a percentage of sales	14%	16%			15%	18%

Operating Income/(Loss)
($m, except change %)	2013	2012	Change %
Europe, Africa and Middle East	1,430	1,275	12%
North America	1,047	1,337	-22%
Latin America	1,015	970	5%
Asia Pacific	534	493	8%
Non-regional	(2,037)	(1,858)	-10%
Total integrated	1,989	2,217	-10%
Lawn and Garden	97	39	148%
Group	2,086	2,256	-8%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income declined by 8 percent to $2,086 million due to the recording in 2012 of $256 million guaranteed minimum royalty income for the 604 corn rootworm trait noted above, which is not repeated in 2013. Otherwise, sales growth and lower restructuring charges were offset by higher cost of goods sold, particularly in Seeds products, and research and development costs. The ratio of operating income to sales decreased by 1.7 percentage points due to a lower gross profit margin; the non-recurring 604 corn rootworm trait royalty income increased gross profit margin in 2012 by 0.9 percentage points.

Sales grew by 3 percent, 5 percent at constant exchange rates with sales volumes 3 percent higher from increases in all regions except North America, where sales decreased due to the non-recurring royalty income in 2012 described above; Lawn and Garden sales were lower due to the 2012 business divestments. Overall local currency sales prices were 2 percent higher. The 2012 royalty income reduced reported volume growth by 2 percent and the 2012 divestments by 1 percent. Exchange rate movements reduced sales by 2 percent, particularly due to a weaker Brazilian real and currencies in Asia Pacific and Eastern Europe. Gross profit margin decreased by 3.5 percentage points, with local currency sales price increases offset by the impact of the above mentioned royalties, the exceptional $170 million inventory provision largely related to North America corn seeds and $175 million increased seeds production costs, described above, and adverse product mix. Marketing and distribution costs decreased by 1 percent, but were 1 percent higher at constant exchange rates, with increased expenditures to support sales growth in Latin America, increased charges for doubtful receivables and emerging market cost inflation offset by savings delivered under the ongoing restructuring programs and lower employee incentive costs. Research and development expense increased by 9 percent, 11 percent at constant exchange rates, with increased expenditures on biological assessment and biotechnology. Research and development expense was 9.4 percent of sales and is expected to be at the higher end of the 9-10 percent range in 2014.

General and administrative was 19 percent lower than 2012, 15 percent excluding restructuring and impairment. General and administrative is reported net of the result of currency hedging programs, which in 2013 was a net loss of $4 million compared with a net loss of $61 million in 2012. At constant exchange rates, General and administrative excluding restructuring and impairment was 6 percent below 2012. Costs in 2013 included lower staff incentives and were net of a gain recognized following changes to the Swiss pension plan; costs in 2012 included an $80 million charge for the settlement of the Holiday Shores / City of Greenville litigation offset by an actuarial gain following changes to US post-retirement healthcare provisions of approximately $50 million and a gain related to the Pasteuria acquisition described in Note 3 to the consolidated financial statements in Item 18. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and decreased by $86 million in 2013 to $179 million, with lower restructuring charges on both the Operational Efficiency and Integrated Crop Strategy programs and lower divestment losses.

Excluding the impact of hedging, the adverse impact on sales of a weaker Brazilian real and currencies in Asia Pacific and Eastern Europe versus the US dollar in 2013 was broadly offset by the impact on costs. Taken together with the $57 million favorable variance in the net hedging result from the hedging program for forecast foreign currency transactions (“EBITDA program”), the overall impact of exchange rate movements on operating income compared with 2012 was a favorable $55 million.

Operating income by segment

Europe, Africa and Middle East	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	4,223	3,974	–	–	4,223	3,974	6%	7%
Cost of goods sold	(1,958)	(1,864)	–	(5)	(1,958)	(1,859)	-5%	-7%
Gross profit	2,265	2,110	–	(5)	2,265	2,115	7%	7%
as a percentage of sales	54%	53%			54%	53%
Marketing and distribution	(676)	(664)	–	–	(676)	(664)	-2%	-1%
General and administrative	(159)	(171)	(18)	(25)	(141)	(146)	3%	3%
Operating income	1,430	1,275	(18)	(30)	1,448	1,305	11%	10%
as a percentage of sales	34%	32%			34%	33%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales in Europe, Africa and Middle East were 6 percent higher than in 2012, 7 percent at constant exchange rates, with 5 percent higher sales volumes and an additional 2 percent from increased local currency sales prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 0.5 percentage points higher, 0.4 percentage points higher excluding restructuring and impairment as the adverse mix impact from a stronger sales growth rate in lower margin emerging market territories, particularly the CIS, was offset by exchange rate movements. At constant exchange rates, gross profit margin excluding restructuring and impairment was 0.1 percentage points below 2012.

Marketing and distribution costs increased by 2 percent, 1 percent at constant exchange rates, with increased expenditures in the high growth territories of the CIS and Africa and the Middle East offset by savings in the developed markets of Western Europe and lower employee incentives.

General and administrative excluding restructuring and impairment was 3 percent lower as the result of cost savings programs and lower employee incentives. Restructuring and impairment charges were $18 million in 2013 compared with $25 million in 2012, with a continuation of both the Operational Efficiency program, now substantially complete, and the Integrated Crop Strategy restructuring program.

Operating income as a percentage of sales improved by 2 percentage points to 34 percent. Excluding the impact of restructuring and impairment, operating income margin improved 1 percentage point to 34 percent as the result of sales growth and broadly flat gross profit margin and combined Marketing and distribution and General and administrative costs. Overall, currency movements compared with the US dollar reduced operating income by an estimated $7 million excluding restructuring and impairment, largely due to weaker currencies in Eastern Europe and Africa and the Middle East.

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	3,848	3,931	–	–	3,848	3,931	-2%	-2%
Cost of goods sold	(2,169)	(1,807)	–	(2)	(2,169)	(1,805)	-20%	-21%
Gross profit	1,679	2,124	–	(2)	1,679	2,126	-21%	-21%
as a percentage of sales	44%	54%			44%	54%
Marketing and distribution	(544)	(607)	–	–	(544)	(607)	10%	10%
General and administrative	(88)	(180)	(27)	(27)	(61)	(153)	60%	60%
Operating income	1,047	1,337	(27)	(29)	1,074	1,366	-21%	-22%
as a percentage of sales	27%	34%			28%	35%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales declined by 2 percent, due to 3 percent lower sales volumes partially offset by 1 percent higher local currency sales prices. The sales volume decline includes the impact of the $256 million of corn rootworm trait 604 minimum royalties in 2012, which did not reoccur in 2013. Excluding this amount, sales volumes were 3 percent higher than last year largely from higher sales of Crop Protection products. See the Sales commentary section above for further information on sales in the region. Gross profit margin decreased by 10 percentage points, 7 percentage points excluding the impact of the lower royalties. Cost of goods sold in 2013 includes (i) the higher seeds cost from the drought in the 2012 seed growing season, which reduced yields, and the high corn crop commodity price, both of which increased the purchase cost of seeds from contract growers, and (ii) the exceptionally high seeds inventory provisions in 2013, as described above. The exceptional provisions occurred largely due to very favorable weather conditions in the 2013 season, which led to significantly higher grower yields than originally forecast and consequently to inventories in excess of forecast sales.

Marketing and distribution costs were 10 percent lower due to lower variable selling and distribution costs, reduced charges to provisions for doubtful receivables and lower employee incentive costs.

General and administrative excluding restructuring and impairment decreased by $92 million. Costs in 2012 included $80 million related to the settlement of the Holiday Shores / City of Greenville litigation offset by part of the actuarial gains realized from changes to post-retirement healthcare plans. Costs in 2013 were also lower due to reduced amortization expense and other litigation costs, and increased income received from granting access by others to Syngenta product registration data.

Restructuring and impairment charges in 2013 included $11 million amortization of reacquired rights related to the Greenleaf Genetics LLC acquisition in 2010, compared with $14 million in 2012, and $6 million impairment of a trademark which was phased out in 2013. Cash restructuring costs of approximately $10 million were lower than 2012 as the Operational Efficiency program neared completion.

Operating income as a percentage of sales decreased by 7 percentage points, with the lower gross profit margin more than offsetting the lower expenses.

Latin America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	3,991	3,713	–	–	3,991	3,713	7%	10%
Cost of goods sold	(2,290)	(2,057)	–	–	(2,290)	(2,057)	-11%	-16%
Gross profit	1,701	1,656	–	–	1,701	1,656	3%	2%
as a percentage of sales	43%	45%	–	–	43%	45%
Marketing and distribution	(594)	(546)	–	–	(594)	(546)	-9%	-18%
General and administrative	(92)	(140)	(5)	(37)	(87)	(103)	15%	11%
Operating income	1,015	970	(5)	(37)	1,020	1,007	1%	-4%
as a percentage of sales	25%	26%			26%	27%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 7 percent, 10 percent at constant exchange rates with 6 percent from higher volumes and an additional 4 percent from increased prices. Sales of Crop Protection products were 7 percent higher, 9 percent at constant exchange rates, but were adversely impacted by a delay in the registration of ELATUSTM and weakness in the sugar cane market. Sales of Seeds products were 9 percent higher, 16 percent at constant exchange rates, with particularly strong growth in sales of soybean seeds. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 2 percentage points lower at 43 percent, with adverse product mix in both Crop Protection and Seeds products more than offsetting the higher average sales prices. The adverse mix was due to strong growth in Non-selective herbicide sales, which were 41 percent higher than 2012, and growth in soybean seed sales of over 30 percent; gross profit margins of these products typically are lower than the average margin of other products sold in the region.

Marketing and distribution costs were 9 percent higher than 2012, up 18 percent at constant exchange rates, due to increased distribution costs, salary inflation, expenditures to drive planned future sales growth and higher charges to receivables provisions.

General and administrative excluding restructuring and impairment was 15 percent lower, 11 percent at constant exchange rates, from lower support function costs.

Restructuring and impairment charges in 2013 related to the implementation of standard systems and processes to centralize and partly outsource back office activities. Costs in 2012 also included expenditures for the integration of the Crop and Seeds organizations across the region and $21 million for the impairment of production plant machinery in Brazil.

Operating income increased by $45 million, but was $13 million higher excluding restructuring and impairment, which was lower in 2013. Operating income as a percentage of sales declined by 1 percentage point. Excluding restructuring and impairment, operating income as a percentage of sales was 1 percentage point lower and approximately 3 percentage points lower at constant exchange rates, due to the lower gross profit margin and increased Marketing and distribution costs. The Brazilian real and Argentine peso weakened during 2013. As a significant portion of sales in these countries are priced in US dollars, whereas expenses are in local currencies, operating income increased by approximately $57 million as a result of the weaker currencies, including the adverse impact the weaker currencies had on those sales where US dollar pricing is not possible.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	1,935	1,827	–	–	1,935	1,827	6%	11%
Cost of goods sold	(1,041)	(973)	–	–	(1,041)	(973)	-7%	-10%
Gross profit	894	854	–	–	894	854	5%	13%
as a percentage of sales	46%	47%			46%	47%
Marketing and distribution	(300)	(303)	–	–	(300)	(303)	1%	-3%
General and administrative	(60)	(58)	(6)	(12)	(54)	(46)	-16%	-18%
Operating income	534	493	(6)	(12)	540	505	7%	18%
as a percentage of sales	28%	27%			28%	28%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 6 percent and were 11 percent higher at constant exchange rates due to 10 percent higher sales volumes and 1 percent higher local currency sales prices. Growth was particularly strong in Seeds products, where sales grew 20 percent, 25 percent at constant exchange rates. See the Sales commentary section above for further information regarding sales in the region. Gross profit margin declined by 1 percentage point to 46 percent, but was broadly flat at constant exchange rates.

Marketing and distribution costs were 1 percent lower, but increased by 3 percent at constant exchange rates due to increased marketing costs partly offset by lower employee incentives.

General and administrative excluding restructuring and impairment increased by 16 percent, 18 percent at constant exchange rates, due to increased support function costs linked to the increasing sales and transaction volumes.

Restructuring and impairment charges in 2013 included costs for the integration of Devgen, acquired in 2012. Costs in 2012 largely related to the program to integrate commercial activities across Crop Protection and Seeds.

Operating income margin increased by 1 percentage point in 2013. Operating income margin excluding restructuring and impairment was flat at the 2012 level of 28 percent and was more than 1 percentage point higher at constant exchange rates, with sales growth higher than expense growth.

Non-regional

Income and expense transactions in the integrated business have been attributed to the geographic regions based on the market destination to which they relate, rather than on the region in which they originated. Some costs of the integrated organization do not relate to a geographic destination and are reported as non-regional. These include global marketing teams, research and development and corporate headquarter functions. In addition, regional gross profit performance is based on standard product costs, with variances from the standard reported as non-regional in order to align the reported results with organizational responsibility. Non-regional also includes results of centrally managed currency and commodity hedging programs.

Non-regional costs increased by $179 million, or 10 percent from 2012, to $2,037 million mainly due to a 10 percent increase in Research and development expense, 11 percent at constant exchange rates, to $1,320 million, with higher expenditures in biological assessment and biotechnology. Global marketing expense increased by 9 percent to $104 million from increased resources developing integrated crop offers. General and administrative is reported including hedging losses of $16 million, compared with losses of $56 million in 2012. Excluding the net hedging result, General and administrative increased by $46 million to $297 million due to increased costs of compliance functions, the launch costs of the “Good Growth Plan” initiative and higher pension and other post-retirement benefit expenses; post-retirement benefits expense in 2012 was reduced by past service gains of approximately $50 million in 2012 from a change to US post-retirement healthcare plans while pension expense in 2013 was reduced by $41 million from a change to the Swiss pension plan. Restructuring and impairment charges within non-regional decreased by $18 million to $101 million from lower expenditures in the Operational Excellence program, which neared completion. These costs in 2013 also included $12 million from the impairment of an available for sale financial asset and $16 million to impair product rights acquired with the Devgen acquisition, which will not be used by Syngenta. As noted above, production cost variances from standard are reported as non-regional to align with management accountability. Cost of goods sold reported as non-regional in 2013 increased by $61 million to $215 million due to higher adverse variances in Seeds.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER %
Sales	691	757	–	–	691	757	-9%	-7%
Cost of goods sold	(313)	(368)	–	–	(313)	(368)	15%	14%
Gross profit	378	389	–	–	378	389	-3%	1%
as a percentage of sales	55%	51%			55%	51%
Marketing and distribution	(176)	(208)	–	–	(176)	(208)	15%	14%
Research and development	(56)	(58)	–	–	(56)	(58)	4%	4%
General and administrative	(49)	(84)	(22)	(38)	(27)	(46)	41%	6%
Operating income	97	39	(22)	(38)	119	77	55%	48%
as a percentage of sales	14%	5%			17%	10%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Lawn and Garden sales declined by 9 percent, 7 percent at constant exchange rates, with 8 percent lower sales volumes due to the divestment in 2012 of the Fafard growing media business and Syngenta Horticultural Services flowers distribution and brokerage businesses partially offset by 1 percent higher local currency sales prices. Excluding the divestments, sales at constant exchange rates were approximately 9 percent higher, partly from full year effect in 2013 of the acquisition of the DuPont professional products business in 2012. See the Sales commentary section above for further information on sales in the segment. Gross profit margin improved by approximately 4 percentage points, 4 percentage points at constant exchange rates, as the divested businesses had generated lower gross margins than the ongoing and acquired business.

Marketing and distribution costs were 15 percent lower, 14 percent at constant exchange rates from the 2012 divestments and benefits from the rationalization of the flowers product portfolio.

General and administrative excluding restructuring and impairment was 41 percent lower, 6 percent at constant exchange rates. General and administrative is reported net of a $15 million hedging gain under the EBITDA hedging program, which offset lower reported sales in Japan due to the weaker yen; otherwise costs were lower largely due to the 2012 divestments.

Restructuring and impairment in 2012 included losses of $25 million from divesting the Fafard and Syngenta Horticultural Services flowers distribution and brokerage businesses and an impairment of $5 million from the write-down of land acquired as part of a business combination. Costs in 2013 include $6 million for the write-down of inventories following a major product range rationalization and $4 million of closing adjustments to the fair value of the consideration of the 2012 divestments. Cash restructuring costs in 2013 include restructuring in the Flowers business and both 2013 and 2012 include costs of implementing a new global systems platform, now completed.

Operating income as a percentage of sales improved from 5 percent in 2012 to 14 percent in 2013, partly due to the losses on business divestments in 2012. Excluding restructuring and impairment, operating income margin improved by 7 percentage points to 17 percent following the divestment of the relatively low margin businesses and benefits from restructuring the Flowers business and rationalizing its product portfolio. The hedging gain noted above offset the currency impact primarily of the weaker Japanese yen and the overall impact on operating income is estimated to be broadly neutral relative to 2012.

Defined benefit pensions

Defined benefit pension expense was $95 million in 2013 compared with $115 million in 2012 after adjusting for the effect of adopting IAS 19 (revised). The reduction arose principally because of the $41 million gain on amendment of the Swiss pension plan, partly offset by an increase in current service cost driven by the impact of lower discount rates. Syngenta expects 2014 defined benefit pension expense to be approximately $140 million, with the increase compared with 2013 resulting from the non-recurrence of the 2013 Swiss past service gain and a further increase in current service cost, attributable mainly to the UK where the margin between the discount rate and inflation rate has fallen further since the beginning of 2013.

Syngenta contributions to defined benefit pension plans were $131 million in 2013 compared with $83 million in 2012, principally because the benefit from prior years’ accelerated contribution payments had been utilized in 2012 for Switzerland and by the first quarter of 2013 for the UK, resulting in a significant increase in contributions to those funds during 2013. No accelerated contributions were made. In 2014, Syngenta expects contributions to defined benefit pension plans to be approximately $175 million, reflecting increased ongoing contribution rates to the Swiss plan and a single $25 million fixed payment that are required by the amended rules.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2013 and 2012, broken down into the main restructuring initiatives, consist of the following:

($m)	2013	2012
Operational efficiency programs:
Cash costs	33	55
Non-cash impairment costs	6	2

Integrated crop strategy programs:
Cash costs	60	102

Acquisition and related integration costs:
Cash costs	30	18
Non-cash items
Reversal of inventory step-ups	–	7
Reacquired rights	11	14
Divestment losses	4	25

Other non-cash restructuring and impairment:
Non-current asset impairment	35	42
Total restructuring and impairment¹	179	265

1	$nil million (2012: $7 million) is included within Cost of goods sold, $4 million (2012: $25 million) as Divestment losses/(gains) and $175 million (2012: $233 million) as Restructuring.

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

2013

Operational efficiency programs

Operational efficiency cash costs of $33 million include $18 million related to the completion of the projects to standardize and consolidate global back office operations, $9 million for restructuring projects in the Flowers business and $6 million for various projects including restructuring at the corporate headquarters and outsourcing of human resources support. Non-cash impairment costs consist of exceptional inventory write-downs made in connection with a restructuring of the Flowers product range to simplify the business and eliminate unprofitable varieties.

Integrated crop strategy programs

Cash costs of $60 million include $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for on-going integration of marketing and sales operations, mainly in Europe.

Acquisition and related integration costs

Cash costs of $30 million include $23 million to integrate previous acquisitions, mainly Devgen, Sunfield and Pasteuria, and $7 million of transaction charges, including those related to uncompleted transactions.

As part of the Greenleaf acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the original license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta. The resulting acceleration of amortization results in a final charge in 2013 of $11 million.

Divestment losses relate to the 2013 divestment of the Dulcinea vegetables business and the sale of an unused site in North America, as well as closing adjustments to the fair value of the consideration on the 2012 divestments of the Syngenta Horticultural Services business and the Fafard peat unit.

Other non-cash restructuring and impairment

Other non-current asset impairments include $12 million for the impairment of an available-for-sale financial asset and $23 million of intangible asset impairments. Intangible asset impairments include $16 million to impair product rights acquired with the Devgen acquisition, which will not be used in Syngenta and for which no buyer has been found, $6 million for the impairment of a trademark, phased out during 2013, and another small impairment.

2012

Operational efficiency programs

During 2012, costs of $44 million were incurred on the projects to standardize and consolidate global back office operations. $3 million of costs were incurred for restructuring in the corporate headquarters, $4 million of costs were charged for restructuring at sales and distribution sites in France, Switzerland and the UK, and a further $4 million of other operational efficiency cash costs included charges for project management, standard process design and outsourcing of information systems. Impairment costs related to the sites in France and the UK.

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

Amortization of reacquired rights related to the Greenleaf exclusive licensing rights described above.

Divestment losses were incurred on the divestments of the Fafard peat unit and the Syngenta Horticultural Services business.

Other non-cash restructuring and impairment

Non-current asset impairments included $21 million for production plant machinery in Brazil, $12 million for the impairment of a product right and trademark where the technical and commercial success became less probable and $5 million for the write-down of land in the USA that was acquired as part of a business combination.

Financial expense, net

Financial expense, net increased to $200 million in 2013 from $147 million in 2012. Net interest expense in 2012 included a gain of $47 million realized on termination of certain fair value hedging relationships, which had ceased to be effective hedges due to increased market liquidity risk. Increased net currency losses in 2013 also reflected higher sales and transaction volumes in emerging market currencies and the higher cost of hedging these currencies in a period of emerging market currency volatility.

Taxes

The Swiss statutory tax rate applicable to Syngenta remained flat for 2013 at 22 percent. Syngenta’s effective tax rate in 2013 was 15 percent, 2 percent higher than the 13 percent effective tax rate for 2012. Income taxed at different rates reduced the effective tax rate by 7 percent in 2013 (11 percent in 2012), with a lower weighting of income subject to a lower tax rate, including in Switzerland where certain intellectual property income is subject to tax at a reduced rate. Non-recognition of deferred tax assets increased the tax rate by 1 percent compared with 2 percent for 2012, following a smaller increase in deferred tax assets in certain countries where future profits to utilize the assets are not sufficiently assured. Changes in tax rates and laws on previously recognized deferred tax assets and liabilities reduced the effective tax rate by 2 percent in 2013 compared with 1 percent in 2012, including a reduced tax rate in the UK.

The tax rate on restructuring and impairment was 22 percent in 2013, compared with 31 percent for 2012 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries. 2012 included higher divestment losses in North America where the tax rate is higher than Syngenta’s effective tax rate. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2013 was $1,644 million, 11 percent lower than the 2012 amount of $1,847 million primarily due to the non-recurring royalties described above that were recognized in 2012.

After related taxation, restructuring and impairment charges in 2013 were $141 million compared with $182 million in 2012.

Results of operations
2012 compared with 2011

2012 and 2011 results have been restated to reflect changes due to the effect of adopting IAS 19 “Employee Benefits” (revised June 2011) during 2013. The changes are described in detail in Note 2 to the consolidated financial statements in Item 18.

Sales commentary

Syngenta’s consolidated sales for 2012 were $14,202 million, compared with $13,268 million in 2011, a 7 percent increase year on year. At constant exchange rates sales grew by 10 percent. The analysis by segment is as follows:

($m, except change %)				Change
Segment	2012	2011	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,974	3,982	3%	3%	6%	-6%	0%
North America	3,931	3,273	15%	6%	21%	-1%	20%
Latin America	3,713	3,305	11%	2%	13%	-1%	12%
Asia Pacific	1,827	1,887	-1%	1%	0%	-3%	-3%
Total integrated	13,445	12,447	8%	3%	11%	-3%	8%
Lawn and Garden	757	821	-6%	0%	-6%	-2%	-8%
Group sales	14,202	13,268	7%	3%	10%	-3%	7%

Europe, Africa and Middle East

Reported sales were flat but increased by 6 percent at constant exchange rates as volume and local currency sales prices each increased by 3 percent. Growth was broad-based with the strongest contributions coming from the CIS and South East Europe, where commercial integration across Crop Protection and Seeds drove gains in scale and in customer recognition of Syngenta’s portfolio. Sales in southern Europe were lower due to dry weather and the economic downturn.

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

Seeds sales, both as reported and at constant exchange rates, increased by 22 percent with a volume increase of 16 percent and a price increase of 6 percent. The volume increase included $206 million higher 604 corn rootworm trait royalty income in 2012 as well as underlying corn seeds sales growth from the expansion of Syngenta’s technology. 604 corn rootworm trait royalty income was $256 million in 2012 from the recognition of the guaranteed minimum royalties mentioned above, compared with $50 million in 2011. Sales growth in sunflower and cereals more than offset the impact of withdrawal from the sorghum business.

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

Sales by product line are set out below:

($m, except change %)			Change
Product line	2012	2011	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	2,939	2,617	10%	5%	15%	-3%	12%
Non-selective herbicides	1,246	1,117	12%	2%	14%	-2%	12%
Fungicides	3,044	2,998	2%	2%	4%	-2%	2%
Insecticides	1,841	1,790	4%	2%	6%	-3%	3%
Seed care	1,107	1,018	10%	2%	12%	-3%	9%
Other crop protection	141	137	-2%	7%	5%	-3%	2%
Total Crop Protection	10,318	9,677	6%	3%	9%	-2%	7%
Corn and soybean	1,836	1,471	20%	6%	26%	-1%	25%
Diverse field crops	719	676	3%	8%	11%	-5%	6%
Vegetables	682	703	-1%	2%	1%	-4%	-3%
Total Seeds	3,237	2,850	11%	5%	16%	-2%	14%
Elimination*	(110)	(80)	n/a	n/a	n/a	n/a	n/a
Total integrated	13,445	12,447	8%	3%	11%	-3%	8%
Lawn and Garden	757	821	-6%	0%	-6%	-2%	-8%
Group sales	14,202	13,268	7%	3%	10%	-3%	7%

*	Crop Protection sales to Seeds

Crop Protection

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, FUSILADE®MAX, TOPIK®

Sales increased by 12 percent, 15 percent at constant exchange rates, as volume grew by 10 percent and local currency sales prices increased by 5 percent. Sales of AXIAL® increased by more than 20 percent and, at constant exchange rates, grew by double digit percentages in all regions. The largest contribution came from Canada, where increased acreage coincided with low channel inventories at the start of the year. In corn, sales of the CALLISTO® product family and DUAL®/BICEP® grew strongly in the USA driven by their success in managing resistant weeds as well as high corn prices. Sales of both products on sugar cane more than doubled in Brazil, where they form part of integrated agronomic protocols marketed by Syngenta.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales increased by 12 percent, 14 percent at constant exchange rates, mainly due to higher sales volume for TOUCHDOWN®, notably in the Americas reflecting a high level of demand on corn and soybean and a shortage of generic supply. GRAMOXONE® showed good growth in Latin America and the USA, where it was used as an alternative to glyphosate in areas of weed resistance, but sales in the developed markets of Asia Pacific were lower, partly due to the non-renewal of the registration of the product in South Korea.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Sales increased by 2 percent and were 4 percent higher at constant exchange rates, with volume growth of 2 percent and a 2 percent increase in local currency sales prices. Growth occurred despite the serious droughts in Latin America in the first quarter and in the USA over the summer. AMISTAR® sales volumes continued to grow, driven by product offers comprising multiple mixtures and formulations adapted by crop and geography. Sales of REVUS® for vegetables, vines and potatoes were up by 16 percent, 25 percent at constant exchange rates, in Europe, its main market. In November 2012, the European Union granted full approval for isopyrazam, which represented a major step forward in the control of a wide variety of damaging fungal diseases.

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

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE™

Sales increased by 9 percent, 12 percent at constant exchange rates with 10 percent volume growth and a 2 percent local currency sales price increase. Growth was led by CRUISER® and CELEST®/MAXIM®, which showed particularly strong performance in the emerging markets, where sales were up by over 20 percent as a result of ongoing technology adoption. In Latin America the nematicide AVICTA® also showed strong growth. VIBRANCETM, which delivers enhanced root health as well as controlling a wide range of diseases, was successfully launched in North America.

Seeds

Corn and soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Sales increased by 25 percent, 26 percent at constant exchange rates with 20 percent volume growth and a 6 percent sales price increase. Double digit growth occurred in all regions driven by corn worldwide and by soybean in Latin America. North American sales volume was augmented by the $206 million higher trait royalty income described above; excluding this amount, global corn sales increased by approximately 15 percent. In Latin America corn growth was driven by the expansion of the second season in Brazil, where new trait combinations were launched. Increases in soybean acreage for the 2012/13 season were accompanied by strong demand and the integrated PLENUS® offer grew strongly in Argentina where it accounted for around three quarters of the portfolio.

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

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	14,202	13,268	–	–	14,202	13,268	7%	10%
Cost of goods sold	(7,223)	(6,790)	(7)	(14)	(7,216)	(6,776)	-6%	-9%
Gross profit	6,979	6,478	(7)	(14)	6,986	6,492	8%	11%
as a percentage of sales	49%	49%			49%	49%
Marketing and distribution	(2,423)	(2,390)	–	–	(2,423)	(2,390)	-1%	-6%
Research and development	(1,257)	(1,194)	–	–	(1,257)	(1,194)	-5%	-9%
General and administrative	(1,043)	(885)	(258)	(231)	(785)	(654)	-20%	6%
Operating income	2,256	2,009	(265)	(245)	2,521	2,254	12%	22%
as a percentage of sales	16%	15%			18%	17%

Operating Income/(Loss)
($m, except change %)	2012	2011	Change %
Europe, Africa and Middle East	1,275	1,237	3%
North America	1,337	929	44%
Latin America	970	850	14%
Asia Pacific	493	552	-11%
Non-regional	(1,858)	(1,578)	-18%
Total integrated	2,217	1,990	11%
Lawn and Garden	39	19	97%
Group	2,256	2,009	12%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income increased by 12 percent to $2,256 million mainly due to strong sales growth particularly in North America and Latin America. The growth in operating income was reduced by adverse exchange rate impacts of approximately $218 million, including hedging gains realized in 2011 that could not be repeated in 2012. The ratio of operating income to sales improved by approximately 0.7 percentage points, with a higher gross profit margin including increased royalty income in North America, and a lower ratio of operating costs below gross profit to sales.

Currency movements reduced sales by 3 percent; at constant exchange rates, sales grew by 10 percent with sales volumes 7 percent higher from increases in all regions except Asia Pacific, which declined slightly, and overall local currency sales prices 3 percent higher. Volume growth was increased by approximately 2 percent by the recognition of the guaranteed minimum royalties for the corn rootworm trait mentioned above. Gross profit margin increased by 0.3 percentage points, with the above mentioned royalties and local currency sales price increases offset by adverse product mix and commodity costs. Marketing and distribution costs increased by 1 percent, 6 percent at constant exchange rates, with increased expenditures both to support the 2012 sales growth and to drive long-term market share gain. Research and development expense increased by 5 percent, 9 percent at constant exchange rates with increased expenditures on biological assessment of new products and to progress the Crop Protection product pipeline. Research and development expense was approximately 9 percent of sales.

General and administrative, excluding restructuring and impairment, was 20 percent higher than in 2011. General and administrative is reported net of the result of currency hedging programs, which in 2012 was a net loss of $61 million compared with a net gain of $177 million in 2011. At constant exchange rates, General and administrative, excluding restructuring and impairment, was 6 percent below 2011, with an $80 million charge for the settlement of the Holiday Shores / City of Greenville litigation offset by a lower level of employee incentives, an actuarial gain following changes to US post-retirement healthcare provisions of approximately $50 million and a gain related to the Pasteuria acquisition described in Note 3 to the consolidated financial statements in Item 18. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $20 million in 2012 to $265 million, with lower restructuring charges but a 2012 loss on the disposals of the Fafard growing media business and Syngenta Horticultural Services flowers distribution business compared with a gain in 2011 on the sale of the Materials Protection business.

Excluding the impact of hedging, the adverse impact on sales of a weaker Euro and many emerging market currencies versus the US dollar in 2012 was broadly offset by a favorable currency impact on costs, which additionally included a weaker Swiss franc. However, taken together with the $238 million adverse variance in the net hedging result from Syngenta’s EBITDA program, the overall impact of exchange rate movements on operating income compared with 2011 was an adverse $218 million.

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

Reported sales in Europe, Africa and Middle East were flat with 2011, but increased by 6 percent at constant exchange rates from 3 percent growth each in sales volume and local currency sales prices. Growth was broad-based across the region except for Iberia and Italy, which were impacted by the adverse economic climate in those geographies. See the Sales commentary section above for further information on sales in the region. Gross profit margin declined by 2 percentage points but was broadly flat at constant exchange rates with the benefit of the 3 percent increase in local currency sales prices offset by adverse mix and higher product costs.

Marketing and distribution costs declined by 3 percent but increased 3 percent at constant exchange rates in line with sales volume growth in a generally low inflation environment. An increase in receivables provisions and increased marketing support for future sales growth was offset by savings from the integration across former Crop Protection and Seeds commercial teams.

General and administrative, excluding restructuring and impairment, was 12 percent lower, 10 percent at constant exchange rates with savings from the above described integration and lower employee incentives. Restructuring and impairment charges were $25 million in 2012 compared with $88 million in 2011, which included the first year of the integrated crop strategy restructuring across the region.

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

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	3,931	3,273	–	–	3,931	3,273	20%	21%
Cost of goods sold	(1,807)	(1,648)	(2)	(6)	(1,805)	(1,642)	-10%	-10%
Gross profit	2,124	1,625	(2)	(6)	2,126	1,631	30%	31%
as a percentage of sales	54%	50%			54%	50%
Marketing and distribution	(607)	(557)	–	–	(607)	(557)	-9%	-9%
General and administrative	(180)	(139)	(27)	(25)	(153)	(114)	-35%	-35%
Operating income	1,337	929	(29)	(31)	1,366	960	42%	43%
as a percentage of sales	34%	28%			35%	29%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales increased by 20 percent, 21 percent at constant exchange rates, with 15 percent from increased volumes and 6 percent from higher local currency sales prices. The sales volume increase includes the $206 million higher royalties from the recognition of minimum royalties for the corn rootworm trait mentioned above; volume growth excluding the higher royalties was 8 percent. See the Sales commentary section above for further information on sales in the region. Gross profit margin increased by 4 percentage points, including the impact of the higher royalties. Otherwise, higher sales prices were partly offset by some adverse mix in Crop Protection products and increased Seeds product costs due to higher crop commodity prices and low 2011 corn yields, both of which drive costs with contract seed growers.

Marketing and distribution costs increased by 9 percent, partly due to the increased sales volumes and partly to invest in additional commercial resources to drive future sales growth.

General and administrative, excluding restructuring and impairment, increased by 35 percent, or $39 million. In 2012 these costs included $80 million related to the settlement of the Holiday Shores / City of Greenville litigation offset by a part of the actuarial gains from changes to post-retirement healthcare plans described above.

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

Marketing and distribution costs were 1 percent higher than 2011, but at constant exchange rates were up 9 percent, with increased costs from the higher sales volume, salary inflation, increased distribution costs and further expenditures to drive future sales growth partially offset by lower charges to receivables provisions.

General and administrative, excluding restructuring and impairment, was 34 percent higher, but at constant exchange rates was 6 percent higher. Brazil operates a forecast currency transaction hedging program under a framework agreed with Syngenta’s Group Treasury Department, the results of which are reported in General and administrative. In 2012, hedging losses of $4 million were realized under the program compared with a gain of $17 million in 2011. Expenses at constant exchange rates increased due to higher salary related costs, other cost inflation and additional costs to support regional sales growth.

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

General and administrative decreased by 4 percent, 3 percent at constant exchange rates, with inflation offset by savings from the integration of former Crop Protection and Seeds organizations across the region that was initiated in 2011 and by a legal settlement in 2012 at lower cost than had been reserved.

Restructuring and impairment charges relate mainly to the integration of the Crop Protection and Seeds operations and were at a similar level in 2012 to 2011.

Non-regional

Non-regional costs increased by $280 million, or 18 percent from 2011, to $1,858 million mainly due to hedging losses of $56 million having been incurred in 2012, whereas hedging gains of $165 million were realized in 2011. Also contributing to the increase is the 5 percent growth, 10 percent at constant exchange rates, in research and development expense attributable to higher expenditures on biological assessment of new products and to progress the Crop Protection product pipeline. Restructuring and impairment charges within non-regional increased from $29 million in 2011 to $119 million in 2012 largely from the inclusion in 2011 of the gain on the divestment of the Materials Protection business. Other non-regional General and administrative was lower at constant exchange rates due to the inclusion of the portion of the actuarial gains from the change to post-retirement healthcare plans in the US related to those plan participants who work in non-regional roles and also due to lower employee incentives.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2012	2011	2012	2011	2012	2011	Actual %	CER %
Sales	757	821	–	–	757	821	-8%	-6%
Cost of goods sold	(368)	(404)	–	–	(368)	(404)	9%	8%
Gross profit	389	417	–	–	389	417	-7%	-3%
as a percentage of sales	51%	51%			51%	51%
Marketing and distribution	(208)	(227)	–	–	(208)	(227)	8%	6%
Research and development	(58)	(56)	–	–	(58)	(56)	-5%	-7%
General and administrative	(84)	(115)	(38)	(53)	(46)	(62)	26%	20%
Operating income	39	19	(38)	(53)	77	72	6%	10%
as a percentage of sales	5%	2%			10%	9%

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

General and administrative, excluding restructuring and impairment, was 26 percent lower, 20 percent at constant exchange rates, due again, in part, to the Fafard divestment and to lower cross-charges from global support functions.

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

Defined benefit pensions

Defined benefit pension expense, adjusted for the effect of adopting IAS 19 (revised), was $115 million in 2012 compared with $116 million in 2011.

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

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2012 and 2011, broken down into the main restructuring initiatives, consist of the following:

($m)	2012	2011
Operational efficiency programs:
Cash costs	55	98
Non-cash impairment costs	2	3

Integrated crop strategy programs:
Cash costs	102	149

Acquisition and related integration costs:
Cash costs	18	14
Non-cash items
Reversal of inventory step-ups	7	14
Reacquired rights	14	14
Divestment (gains)/losses	25	(76)
Bargain purchase gains	–	(10)

Other non-cash restructuring and impairment:
Non-current asset impairment	42	39
Total restructuring and impairment¹	265	245

1	$7 million (2011: $14 million) is included within Cost of goods sold, $25 million (2011: $(76) million as Divestment losses/(gains)) and $233 million (2011: $307 million) as Restructuring.

2012

For discussion regarding Restructuring and impairment during 2012, please see the “Restructuring and impairment” sub-section of the preceding “2013 compared with 2012” section under “Results of Operations” in this “Operating and Financial review and prospects”.

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

Amortization of reacquired rights related to the Greenleaf exclusive licensing rights described above.

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

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2012 was $1,847 million, 18 percent higher than the 2011 amount of $1,569 million primarily due to increased sales and related gross profit.

After related taxation, restructuring and impairment charges in 2012 were $182 million compared with $190 million in 2011.

Foreign operations and foreign currency transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from the operations in Brazil where the Brazilian real is the functional currency of Syngenta’s subsidiaries there. Sales prices to customers in Brazil are largely linked to the US dollar, but must be invoiced in Brazilian real to meet local legal requirements. During 2013, the Brazilian real depreciated approximately 14 percent against the US dollar. To manage its exposure to risks associated with fluctuations of the real, Syngenta has implemented programs to protect the US dollar value of trade receivables from customers and has hedged its balance sheet exposure using currency derivatives. Syngenta is not able to estimate the effect of any future depreciation or appreciation of the Brazilian real on operating income in future periods. At December 31, 2013, approximately 60 percent of Syngenta’s cash and cash equivalents was held in US dollars. The remaining 40 percent was held mainly in Indian rupees (7 percent), Brazilian reals (6 percent), Russian rubles (4 percent) and Euros (4 percent). No other individual currency made up more than 2 percent.

Syngenta regularly monitors receivables exposure in all countries in which it operates. In the Eurozone, Greece, Italy, Ireland, Portugal and Spain have been experiencing financial difficulties. The following table outlines for the above named countries in the aggregate, gross trade receivables, those past due for more than 180 days and the related provision for doubtful receivables at December 31, 2013 and 2012.

($m)	2013	2012
Gross trade receivables	138	160
Past due for more than 180 days	12	7
Provision for doubtful trade receivables	18	14

In Latin America, Argentina is also experiencing financial difficulties. At December 31, 2013 for Argentina, Syngenta’s gross trade receivables were $281 million (December 31, 2012: $335 million), those past due for more than 180 days were $24 million (2012: $19 million) and the related provision for doubtful receivables was $33 million (December 31, 2012: $28 million). A major proportion of growers in Argentina using Syngenta’s products export their crops, which enables them to generate income that is economically linked to the US dollar. Because of this, Syngenta is able to price most of its sales in Argentina in US dollars, which reduces its exposure to the Argentine peso. However, future legislation may limit or remove this protection or limit the ability of Syngenta to access US dollars in, or remit US dollars from, Argentina. Sales in Argentina are less than 5 percent of Syngenta’s total sales.

Liquidity and capital resources

Syngenta’s principal source of liquidity is cash generated from operations. This has been more than sufficient to cover cash used for investment activities in all years since 2006, except in 2012 when the higher level of cash used for investing activities resulting from increased business acquisitions required funding with a combination of cash generated from operations and the issuance of unsecured non-current bonds in the US public debt market. Except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, cash generated from operations is expected to be more than sufficient to cover cash expected to be used for investment activities in 2014. Working capital fluctuations are supported by short-term funding available through commercial paper and related syndicated committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (“EMTN”) program, unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market and the unsecured non-current bonds issued in the US public debt market described above.

For information on Syngenta’s funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled, please see Note 27 to the consolidated financial statements in Item 18.

Syngenta reported cash and cash equivalents on December 31, 2013 and 2012 of $902 million and $1,599 million, respectively. At December 31, 2013 and 2012, Syngenta had current financial debt of $1,467 million and $980 million, respectively, and non-current financial debt of $1,739 million and $2,368 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its $2,500 million Global Commercial Paper program supported by a $1,500 million committed, revolving, multi-currency syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2013, Syngenta had $250 million commercial paper issuances outstanding (December 31, 2012: none outstanding).

The $1,500 million syndicated credit facility (the “Credit Facility”) was signed in November 2012. In 2013, the credit facility was extended by one year and will now mature in 2018, with a possibility to extend by one year which can be applied for in 2014. The Credit Facility provides for fixed interest rate, multi-currency short-term borrowings, with the interest rate based on LIBOR. The Credit Facility replaced the previous $1,200 million facility that had been scheduled to mature in 2013. At December 31, 2013 and 2012, Syngenta had no borrowings under the Credit Facility.

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

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2013:

($m)	Carrying amount	Value at issue

4.000% Eurobond 2014	687	700
4.125% Eurobond 2015	687	641
5.110% US$ private placement 2020	89	75
3.125% US$ Notes 2022	494	500
5.350% US$ private placement 2025	75	75
5.590% US$ private placement 2035	100	100
4.375% US$ Notes 2042	248	250
Total	2,380	2,341

Management is of the opinion that, absent a major business acquisition or a very significant deterioration in working capital or the rate of receivables collections from that currently expected, the funding available from these sources will be sufficient to satisfy Syngenta’s working capital, capital expenditures and debt service requirements for the foreseeable future, including cash expenditures relating to restructuring programs. In the event of a major business acquisition, Syngenta would seek additional funding from capital markets and other sources. Syngenta regards as sufficiently remote the likelihood that a very significant deterioration in working capital or unexpected decline in the rate of receivables collections will occur so as not to require the development of a detailed contingency funding plan.

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

	Year ended December 31,
($m)	2013	2012	2011
Cash flow from operating activities	1,214	1,359	1,871
Cash flow used for investing activities	(772)	(1,218)	(472)
Cash flow used for financing activities	(1,114)	(232)	(1,684)

Cash flow from operating activities

2013 compared with 2012
Cash flow from operating activities was $1,214 million in 2013, down from $1,359 million in 2012 mainly due to a lower income before tax after the reversal of non-cash items. Income before taxes was $182 million lower in 2013 for reasons described above. The reversal of non-cash items was $910 million in 2013 compared with $1,020 million in 2012. Within this category, charges in respect of provisions decreased to $103 million in 2013 compared with $183 million in 2012, largely from the provision in 2012 for the settlement of the Holiday Shores / City of Greenville litigation, while an increased add back for financial expenses, net, was offset by higher gains from associates in 2013 including the compensation from an energy supplier at Syngenta’s CIMO joint venture to exit a supply contract. Cash outflows for financial expense, net, were slightly lower in 2013 than in 2012, while income taxes paid were $86 million lower, largely due to taxes paid on account in 2012 being higher than taxes finally due. Contributions to pension plans increased by $50 million from increased contributions to the Swiss and UK pension plans. Cash paid in respect of other provisions was $111 million lower than 2012 mainly due to the settlement in 2012 of the above mentioned Holiday Shores / City of Greenville litigation for payments totaling $105 million. Cash outflows from net working capital increases were $884 million in 2013 compared with $859 million in 2012. The change in inventories of $884 million was $329 million higher as inventories were built up to support sales growth and due to lower final quarter fungicide sales than planned in Latin America. The change in trade and other working capital assets of $365 million was $449 million lower partially due to the inclusion in 2012 of the receivables arising from the 604 corn rootworm trait royalty income recognized in the year. Change in trade and other working capital liabilities of $365 million was $145 million adverse to 2012 partially due to lower accrued staff incentives at the end of 2013.

2012 compared with 2011
Cash flow from operating activities was $1,359 million in 2012, down from $1,871 million in 2011 mainly due to a larger increase in net working capital. Income before taxes was $257 million higher in 2012 for reasons described above. The reversals of non-cash items was $1,020 million in 2012 compared with $843 million in 2011 largely from 2012 including the add-back of the loss on disposals of the Fafard and Syngenta Horticultural Services businesses, while 2011 included removing the gain on disposal of the Materials Protection business. Contributions to pension plans were $120 million lower than 2011 due to an accelerated contribution of $125 million in 2011, which was not repeated in 2012. Cash paid in respect of restructuring provisions was $16 million lower, but including restructuring expenditures charged as incurred was $207 million, broadly flat with the 2011 level as the integrated crop strategy restructuring program continued. Cash paid in respect of other provisions was $66 million higher than 2011 due to the settlement of the Holiday Shores / City of Greenville litigation for payments totaling $105 million. Net outflows from financial expenses were $225 million in 2012, higher than the $114 million in 2011 due to realized losses on hedges of uncommitted foreign exchange transaction exposures compared with realized gains in 2011, partly offset by gains realized in 2012 on hedges of Syngenta’s purchases of corn and soybean. Cash outflows from net working capital increases were $859 million in 2012 compared with $50 million in 2011. The major drivers for the working capital increase were higher trade receivables due to 12 percent sales growth in fourth quarter 2012, a peak period in Latin American sales, higher other accounts receivable from recognition of minimum royalties due under a license agreement and higher inventories in anticipation of further future sales growth.

Cash flow used for investing activities

2013 compared with 2012
Cash flow used for investing activities decreased to $772 million in 2013 from $1,218 million in 2012, largely as a result of a lower level of business acquisitions. Additions to property, plant and equipment increased by $117 million to $625 million from projects to increase production and research capacity; a further increase in expenditures is anticipated in 2014, although at a lower rate. Purchases of intangible assets decreased due to lower purchased product rights in 2013 following the 2012 purchase of licenses from Novozymes and, prior to its subsequent acquisition by Syngenta, Devgen. Investments in associates and other financial assets decreased by $32 million mainly due to lower investments by Syngenta into venture capital activities. Cash outflows for business acquisitions, net of cash acquired, decreased from $654 million in 2012 to $101 million in 2013, with the acquisition in 2013 of MRI whereas 2012 included Devgen, Pasteuria, Sunfield and the professional products business of DuPont. Business divestments in 2013 included closing adjustments to the 2012 Fafard growing media and Syngenta Horticultural Services flowers distribution and brokerage business divestments.

2012 compared with 2011
Cash used for investing activities increased to $1,218 million in 2012 from $472 million in 2011, largely as a result of increased business acquisitions. Additions to property, plant and equipment increased by $29 million to $508 million due to projects to increase production capacity. Purchases of intangible assets increased due to new licenses entered into with Novozymes and, prior to its subsequent acquisition by Syngenta, Devgen. Investments in associates and other financial assets grew by $25 million, mainly from investments by Syngenta’s venture capital activities. Cash outflows from business acquisitions, net of cash acquired, increased to $654 million in 2012 compared with $19 million in 2011 after the acquisitions particularly of Devgen, Pasteuria, Sunfield and the professional products business of DuPont. Business divestments in 2012 included the Fafard growing media and Syngenta Horticultural Services flowers distribution and brokerage businesses; divestments in 2011 included the Materials Protection business and the mandated Monsanto sunflower divestments in Spain and Hungary.

Cash flow used for financing activities

2013 compared with 2012
Cash flow used for financing activities was $1,114 million in 2013, $882 million higher than in 2012. In 2013, Syngenta repaid a CHF 500 million loan at maturity. In 2012, Syngenta issued US SEC registered bonds with maturities of 10 and 30 years for an amount of $750 million and repaid a CHF 375 million bond at maturity. Distributions paid to shareholders increased by $130 million due to an increased dividend. In 2013, there was a net purchase of treasury shares compared with a net disposal in 2012. In 2013, Syngenta repurchased 445,500 of its own shares, with 278,500 shares to be used for future requirements of share based payment plans and 167,000 related to a share repurchase program. Sales of treasury shares related to employee share and share option plans. Acquisitions of non-controlling interests in 2013 related to the purchase of further shares in Devgen, following the business acquisition in 2012, and the remaining equity interest in Syngenta Crop Protection Sdn Bhd that Syngenta did not already own.

2012 compared with 2011
Cash used for financing activities was $1,452 million lower in 2012 than in 2011. In 2012, Syngenta issued US SEC registered bonds with maturities of 10 and 30 years for an amount of $750 million and repaid a CHF 375 million bond at maturity; in 2011 Syngenta repaid a EUR 500 million Eurobond at maturity. Distributions paid to shareholders increased by $85 million due to an increased dividend. In 2012, there was a net disposal of treasury shares compared with a net purchase in 2011. The net disposal related to employee share and share option plans and a reduced level of share repurchases as the share repurchase plan approved by the shareholders in 2008 was completed.

Research and development (“R&D”)

Syngenta’s Research and Development function employs nearly 5,500 people working at R&D centers and field stations around the world and has been organized to continue to develop quality Crop Protection and Seeds products, while enabling the development of crop-focused solutions which integrate Syngenta’s technologies. Underpinning Syngenta’s core Seeds R&D and Crop Protection R&D structure are global competency platforms that include biotechnology, regulatory, product safety, as well as a global trialing capability.

Syngenta is committed to improving crop yield and quality in a sustainable way and, through its global product safety group and global regulatory team worldwide, is committed to developing and registering products that are safe and effective. Syngenta maximizes its innovation potential by leveraging the industry expertise of Syngenta and partnering with technology leaders across the globe.

The total spent on research and development was $1,376 million in 2013, $1,257 million in 2012 and $1,194 million in 2011. Attribution of research and development costs for 2013 was $1,320 million for Syngenta’s integrated Crop Protection and Seeds business and $56 million in Lawn and Garden. In 2012, the attribution was $1,199 million for the integrated business and $58 million in Lawn and Garden. In 2011, the attribution was $1,138 million for the integrated business and $56 million in Lawn and Garden.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2013 Syngenta had the following contractual obligations to make future payments in the following periods:

($m)	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	3,144	1,446	692	–	583	423
Interest on fixed rate financial debt	27	686	82	89	80	161	274
Other non-current liabilities	18	16	–	12	4	–	–
Capital lease payments	25	62	21	31	10	–	–
Operating lease payments	25	99	26	37	24	12	–
Capital expenditures	25	279	68	211	–	–	–
Pension contribution commitments	22	249	68	85	85	11	–
Unconditional purchase obligations	25	893	406	305	171	11	–
Long-term research agreements and other long-term commitments	25	190	58	53	29	50	–
Total		5,618	2,175	1,515	403	828	697

Of the total financial debt, floating rate financial debt is $764 million (mainly local bank loans and overdraft facilities), $759 million of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of $2,380 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and US bonds and private placement notes. Fixed rate interest payments of $686 million on these are included above.

Other non-current liabilities arise from accruals for withholding tax on share based payment awards where the related cash flows are payable when the awards vest, as well as from deferred payments related to acquisitions.

Provisions for long-term liabilities totaling $766 million shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2014. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated $288 million of provisions that are expected to be paid during 2014.

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

Pension contribution commitments totaling $249 million represent $224 million of unconditional fixed payments to the UK pension fund according to the schedule of contributions agreed during 2012 and a single unconditional $25 million payment to the Swiss pension fund in 2014 required in connection with the amendment to the fund rules. Not included in the above table are:

o
Additional UK Pension Fund contributions of up to $25 million per year which are required to be paid if the actual return on UK pension plan assets over the period to March 31, 2019 is less than the agreed assumption.

o
Swiss Pension Fund contributions for future service. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund.

o
As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $175 million of contributions to its defined benefit pension plans in 2014 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2014.

The above table excludes income tax liabilities of $372 million in respect of uncertain tax positions. These are presented within current income tax liabilities in the consolidated balance sheet because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2013, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Notes 2 and 30 to the consolidated financial statements in Item 18.

Recent developments

Note 31 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 13, 2014, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Trend and outlook

Crop prices for the major field crops of corn, soybean and cereals declined in 2013, particularly in the second half of the year. At the start of 2014, prices were at a similar level to those in the period 2009-2010 for corn and 2010-2011 for soybean. Despite these lower prices, it is estimated that grower profitability remains attractive in these crops, particularly for farmers who own the land they farm. In the major field crop countries of Brazil and Argentina, the decline in US dollar crop prices has been significantly offset by a weaker Brazilian real and Argentinian peso exchange rate, and local currency profitability remains strong. Markets for vegetable crops and sugar are less positive, with sugar cane partly impacted by weaker prices for ethanol. However, overall crop prices and grower profitability at the start of 2014 remained sufficiently strong to continue to drive further use of technology in both crop protection chemicals and high quality seeds, and markets for these products are expected to continue to grow, although possibly at a slower rate than seen in 2012 and 2013.

Looking at individual regions, although weaker than the previous year, farm incomes in North America in the 2013-2014 growing season are expected to be robust and therefore to continue to support technology adoption. In Europe, Africa and the Middle East, while credit is likely to remain tight in some Mediterranean countries in the Eurozone, there are early signs of economic recovery leading to stabilization in the market there for vegetable crops. A strong rate of growth in technology adoption in both chemicals and seeds is expected in the CIS and South East Europe. In Latin America, farmer profitability remains good as noted above and strong growth is expected in new fungicide technologies to address soybean rust. However, sovereign risk levels are currently high in both Argentina and Venezuela, and imports into these countries may be constrained either by foreign currency shortages or credit concerns. The second half of 2013 saw some economic slowdown in emerging market economies, including those in Asia Pacific, but further intensification of farming is expected to continue to drive growth in the region. In China, for example, agricultural modernization continues to be a key theme of the Chinese government.

Against this crop markets backdrop, Syngenta has now substantially completed implementing the strategy introduced in 2011 of offering integrated crop solutions to farmers. As the estimated market leader in crop protection chemicals also having a strong position in seeds for most key crops, and with leading commercial organizations in all four regions, Syngenta believes it is best placed to provide integrated solutions to meet grower needs. Supplemented by continuing investment in research and development into new chemical, germplasm and biotechnology products and now with a focus on overall crop solutions, Syngenta expects to be able to deliver market share growth over the longer term. In the nearer term, market share growth is also expected to be driven by increased chemicals sales, including from expansion of recently launched chlorantraniliprole and sedaxane products and the launches of SolatenolTM, biological products from Pasteuria, and seeds sales, including HYVIDO® hybrid cereals. This near-term growth may be constrained, however, due to the risks of operating in high growth emerging markets, which overall represented slightly more than half of Syngenta sales in 2013, and the normal upside and downside uncertainties associated with operating in agricultural markets.

Syngenta continues to target premium prices and to seek opportunities for value pricing related to the incremental value its products bring to growers, though continued competitive markets may limit the scope of more general price increases. Syngenta has reduced and will continue to reduce sales of products in certain countries where gross profit margins are insufficient to justify the risk capital employed. Gross profit margin as a percentage of sales is expected to increase as sales price increases combined with operational cost savings are expected to more than offset the impact of inflation on salaries and other costs. Margins are also expected to be higher than in 2013 as the need for the unusually high additional seeds inventory provisions of approximately $170 million noted above is not expected to repeat in 2014. However, increases or decreases in crop commodity prices, which drive the cost of purchased seeds, or in oil prices and other chemical raw material prices may positively or negatively impact cost of goods sold.

Syngenta plans to further increase research and development expenditures as a percentage of sales in 2014, moving towards the upper end of its medium term target of 9-10 percent of sales. Otherwise, Syngenta is targeting a reduction over time in marketing and distribution and general and administrative costs (excluding restructuring) as a percentage of sales, with favorable results from savings programs expected to partially absorb the impacts of salary and other cost inflation and of higher marketing expenditures in areas targeted for expansion. In 2014, the impact of these savings programs will be offset by the non-recurrence of savings in 2013 from changes to the Swiss pension plan and the lower personnel incentive costs noted above, which together reduced expenses in 2013 by approximately $200 million.

Lawn and Garden achieved significantly improved operating margin as a percentage of sales in 2013 following restructuring and the divestment of low margin businesses, and will focus in the near term on continued market share growth while maintaining profitability. In 2014, the turf market for golf courses is expected to be broadly flat while further consumer spending recovery may drive moderate growth in the flowers market.

Excluding impairments, which cannot be forecast, the new cost saving program described above to drive improvements in operational leverage and lower the ratio of operating cost to sales is expected to result in increased restructuring charges in 2014. However, the timing of the recognition of charges for particular restructuring events, which is dependent on when irreversible commitment to the event occurs and, for retention payments within employee termination costs, on the length of any retention period, makes it difficult to predict this with certainty.

Syngenta has significant currency exposures, with a short position against the US dollar in Swiss francs and British pounds, and a long position in Canadian dollars and many emerging market currencies. Syngenta has a minor net long position in Euros over the course of a full year, but is long in the first half selling season and short in the second half due to Euro based operating costs including raw material costs. In Brazil and Argentina, a significant portion of sales effectively are priced in US dollars, resulting in a net short local currency exposure. Forecast transaction exposures in the major currencies are hedged under a rolling 12 month program, largely through forward contracts. In 2013, Syngenta estimates the impact on underlying sales and costs of exchange rate movements to have been broadly neutral, and the net hedging loss of $4 million was less than the $61 million net loss in 2012, resulting in a favorable year-on-year impact on operating income from exchange rate movements and related hedges of approximately $50 million when compared with 2012. At rates prevailing in January 2014, Syngenta expects an adverse impact on operating income from the underlying exposures, due to the adverse impact on sales of weaker emerging market currencies and on operating costs of the stronger Swiss franc and British pound, offset by gains in related 2014 hedges. The combined favorable year-on-year impacts of the change in the net hedging result and the loss from underlying exposures are estimated to total a net adverse variance of approximately $50 million. However, as emerging market currency exposures are largely unhedged, the actual impact may differ positively or negatively from this estimate. The net hedging result is reported within General and administrative in the consolidated income statement in Item 18.

Over the next two to three years, Syngenta plans to continue increasing annual expenditures on tangible fixed assets over the prior year level broadly in line with sales growth. Despite further expected sales growth in emerging markets, where credit terms are typically longer than the overall average, Syngenta targets to hold trade receivables as a percentage of sales near its current level and to reduce inventories as a percentage of sales in 2014 from the increased level in 2013. Syngenta also expects to pursue further strategic acquisitions.

Subject to approval by the shareholders at the Annual General Meeting on April 29, 2014, the Board is recommending to increase the dividend to CHF 10.00 per share. Looking forward, Syngenta plans to continue to use dividends as the primary vehicle to return cash to shareholders, supplemented by tactical share repurchases.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Item 11.

Appendix A

Reconciliation of non-GAAP measures to equivalent GAAP measures

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:

■	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS; and

■	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses, impairment losses and divestment gains and losses. The Company presents these measures because:

■	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period-to-period; and

■	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period-to-period and thereby have a volatile impact on results.

Syngenta has been engaged in significant restructuring activities since the formation of the Company in 2000, including programs to integrate and extract synergies from the combined operations of the Zeneca agrochemicals business and the Novartis agribusiness, the integration of business combinations, the Operational Efficiency programs and, beginning in 2011, the implementation of the integrated crop strategy. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivized to deliver the benefits of the associated restructuring and not to achieve short-term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditures is performed on a similar project basis to that applied with capital investments.

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

For improved clarity, the definitions of these non-GAAP measures and reconciliations of non-GAAP measures to the appropriate GAAP measure are provided below. The tables below are included to show the reconciliation of the GAAP measures to the non-GAAP measures used in the report and do not represent income statements prepared under IFRS.

Reconciliation of net income excluding restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

2013 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,086	(179)	2,265
Income/(loss) from associates and joint ventures	48	–	48
Financial expense, net	(200)	–	(200)
Income before taxes	1,934	(179)	2,113
Income tax expense	(285)	38	(323)
Net income	1,649	(141)	1,790
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,644	(141)	1,785
Tax rate	15%	22%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.88	(1.53)	19.41
Diluted earnings per share	17.78	(1.52)	19.30

2012 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,256	(265)	2,521
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(147)	–	(147)
Income before taxes	2,116	(265)	2,381
Income tax expense	(266)	83	(349)
Net income	1,850	(182)	2,032
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,847	(182)	2,029
Tax rate	13%	31%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	20.16	(1.98)	22.14
Diluted earnings per share	20.05	(1.98)	22.03

2011 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,009	(245)	2,254
Income/(loss) from associates and joint ventures	15	–	15
Financial expense, net	(165)	–	(165)
Income before taxes	1,859	(245)	2,104
Income tax expense	(289)	55	(344)
Net income	1,570	(190)	1,760
Attributable to non-controlling interests	(1)	–	(1)
Net income attributable to Syngenta AG shareholders	1,569	(190)	1,759
Tax rate	16%	22%	16%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.07	(2.07)	19.14
Diluted earnings per share	16.98	(2.05)	19.03

2010 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,759	(177)	1,936
Income/(loss) from associates and joint ventures	25	(1)	26
Financial expense, net	(141)	–	(141)
Income before taxes	1,643	(178)	1,821
Income tax expense	(265)	42	(307)
Net income	1,378	(136)	1,514
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,373	(136)	1,509
Tax rate	16%	24%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	93		93
Basic earnings per share	14.81	(1.47)	16.28
Diluted earnings per share	14.73	(1.45)	16.18

2009 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,800	(147)	1,947
Income/(loss) from associates and joint ventures	(3)	(2)	(1)
Financial expense, net	(122)	–	(122)
Income before taxes	1,675	(149)	1,824
Income tax expense	(278)	42	(320)
Net income	1,397	(107)	1,504
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,394	(107)	1,501
Tax rate	17%	28%	18%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	94		94
Basic earnings per share	14.96	(1.15)	16.11
Diluted earnings per share	14.86	(1.14)	16.00

Constant exchange rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2013 and 2012. For example, if a European entity reporting in Euro sold Euro 100 million of products in 2013 and 2012, Syngenta’s financial statements would report $133 million of revenues in 2013 (using 0.75 as the rate, which was the average exchange rate in 2013) and $128 million in revenues in 2012 (using 0.78 as the rate, which was the average exchange rate in 2012). The CER presentation would translate the 2013 results using the 2012 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

Members of the Board of Directors

The following chart provides an overview on the Syngenta Board of Directors and its committees:

At February 13, 2014

Qualifications, elections and terms of office

Syngenta is led by a strong and experienced Board of Directors (the Board). The Board includes representatives from eight nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The activities performed by the non-executive Directors, apart from their duties as non-executive Directors of the Board, are not related to the Company.

Every member of the Board as well as the Chairman and the members of the Compensation Committee shall be elected or re-elected by the Annual General Meeting (AGM) individually and on a yearly basis. The Directors shall automatically retire after the lapse of the 12th year of office or, if earlier, on expiry of the 70th year of age. In each case, retirement becomes effective on the date of the next AGM following such event.

Role of the Board of Directors and the Board Committees

The Board exercises full and effective control of the Company. It holds ultimate responsibility for the strategy and for the supervision of executive management. In addition, the Board takes an active role in reviewing and enhancing Corporate Governance within Syngenta.

Board of Directors
Responsibilities
•	ultimate direction of the business of the Company and the giving of the necessary directives
•
approval of the strategic direction and the strategic plans of the Company and of its divisions; approval of budgets and other financial targets and decisions on the financial means necessary to attain those targets

•	determination of the essential features of the organization of the Company
•	determination of the duties and responsibilities of the Chairman of the Board, the Chairman’s & Governance Committee, the CEO and the Executive Committee
•	approval of the organization of accounting, financial control, and financial planning
•	approval of the quarterly reports and of the Annual Report for the Company as a whole and for the divisions
•	appointment and removal of the persons entrusted with the management and representation of the Company
•	approval of the principles of leadership and communication
•	ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives
•	preparation of general meetings of shareholders and the carrying out of the resolutions adopted by such general meetings of shareholders
•	approval of corporate policy, including financial, investment, personnel, and safety and environmental protection policies
•	approval of acquisitions/divestments of companies, businesses, fixed assets, land, IT projects, product lines and licenses
•	approval of the Company’s entry into new spheres of activity and withdrawal from existing ones
•	approval of the choice of new or the closing of existing sites of fundamental significance
•
adoption of resolutions concerning the increase of share capital to the extent that such power is vested in the Board, as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation

•	examination of the professional qualifications of the external auditor
•	approval of the institution or defense of legal proceedings in cases of fundamental significance for the Company
•	notification of the court if liabilities exceed assets

The Company Secretary acts as Secretary to the Board.

In order to meet the requirements of the Swiss Federal Council’s Ordinance Against Excessive Compensation at Listed Companies, which came into force on January 1, 2014, the Board is with immediate effect also responsible for the preparation of the Company’s Compensation Report. The relevant changes to the Articles of Incorporation will be submitted to the 2014 AGM for approval.

The Board meets on a regular basis. The Chairman, after consultation with the Chief Executive Officer (CEO), determines the agenda for the Board meetings. Any member of the Board may request the convening of a meeting or the inclusion of items of business in the agenda. In 2013, apart from the Board meetings, Board members conducted discussions with Officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

Some of the Board’s responsibilities are delegated to the Chairman’s & Governance Committee, the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee or the Nomination Committee; the latter was constituted in July 2013. The Board Committees meet on a regular basis. Their members are provided with the materials necessary to fulfill their duties and responsibilities, and to submit full reports to the Board.

The Chairman shares responsibility for the strategic direction of Syngenta with the CEO. He ensures close liaison between the Board, its Committees and the CEO. In consultation with the CEO, the Chairman supervises the implementation of resolutions of the Board and of its Committees. The Chairman represents, jointly with the CEO, the interests of the Company as a whole towards authorities and business associations, both in Switzerland and internationally.

The Board has delegated the operational management of business operations to the Executive Committee.

Risk management

Risk management is of highest importance in Syngenta; responsibility for it is assumed by the Board and, within the scope of its duties, by every individual Board Committee.

A Risk Management Policy sets out global standards for Syngenta and guidelines on how risks are to be identified, classified and managed throughout the business.

At least annually, the businesses and functions review their risks and decide on how these have developed and how they need to be classified and treated going forward. Specialized functions such as Group Finance, Health Safety & Environment, Corporate Security, Legal & Compliance and many others support the business in managing risks in their respective areas.

Group Risk Management at Syngenta collects information on all identified risks from businesses and functions on a regular basis and completes the assessment process by making its own assessment and challenging the teams as appropriate. The outcome of this review is an accurate Syngenta Risk Profile which, in combination with the Risk Management organization, builds the Syngenta Risk Management Framework.

Group Risk Management reports Syngenta’s Risk Profile to Syngenta’s Global Compliance and Risk Management Committee (CRMC), which in turn reports to the Syngenta Executive Committee and the Board of Directors.

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

•
All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board.

•
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request, the minutes are available to all members of the Board.

•	Board Committees regularly meet as appropriate with members of management, external advisors and the external auditor.
•	Important information is regularly sent to the Board.

Internal Audit

Internal Audit, as an inspecting and monitoring body, carries out control, operational and system audits. All organizational subsidiaries are within the scope of Internal Audit. Audit plans are reviewed and approved by the Audit Committee, and any suspected irregularities are reported without delay. Internal Audit shares reports with the external auditor.

In connection with the operation of controls, including controls over financial reporting, a self-certification “Letter of Assurance” process is in place. The letters of assurance are reported up through the organization. The returned letters are analyzed, evaluated and any arising issues and deficiencies are reported to the Head of Internal Audit and the Audit Committee. Internal Audit reports on issues arising from internal audits to the Audit Committee. The Audit Committee reports to the Board.

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

Board of Directors oversight over external audit

The Audit Committee, on behalf of the Board, is responsible for monitoring the performance of the external auditor and verifying its independence. In addition, the Audit Committee monitors the implementation of findings of the external auditor by management. The Audit Committee meets regularly with the external auditor. In addition, it prepares proposals for the appointment or removal of the external auditor for submission to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, according to the US Sarbanes-Oxley Act of 2002, the Audit Committee pre-approves all audit and non-audit services rendered by the external auditor. It reports to the Board about its discussions with the external auditor.

Board of Directors

Members	Meetings attended1
Michel Demaré, Chairman	5
Jürg Witmer, Vice Chairman	5
Michael Mack, CEO	5
Vinita Bali	5
Stefan Borgas	5
Gunnar Brock	4
Eleni Gabre-Madhin2	4
David Lawrence	5
Eveline Saupper2	4
Jacques Vincent	5
1	Five meetings held in 2013; average duration of the meetings: 6.5 hours
2	Appointed to the Board at the 2013 AGM

Chairman’s & Governance Committee

Responsibilities
• prepares the meetings of the Board of Directors
• makes decisions on behalf of the Board in urgent cases
• deals with all business for the attention of the Board, and comments on matters falling within the Board’s authority before the latter makes any decisions on them
• upon request of the CEO, approves on its own authority appointments to selected senior positions
• approves acquisitions/divestments of companies, businesses, fixed assets, land, IT projects, product lines and licenses within the financial limits established by the Board

The Chairman’s & Governance Committee consists of three members: the Chairman, the Vice Chairman and the CEO; the Company Secretary acts as Secretary to the Committee.

Members	Meetings attended1
Michel Demaré, Chairman	6
Jürg Witmer	6
Michael Mack	6
1	Six meetings held in 2013; average duration of the meetings: 2.5 hours

Audit Committee

Responsibilities
• monitors the performance of external and internal auditors as well as the independence of the external auditor
• monitors the implementation of findings of external and internal auditors by management
• assesses the quality of the financial reporting and prepares Board decisions in this area
• reviews critical accounting policies, financial control mechanisms and compliance with corresponding laws and regulations

The Audit Committee consists of at least three independent, non-executive Directors1; a member of the Corporate Legal Department acts as Secretary to the Committee.

Members	Meetings attended2
Gunnar Brock, Chairman3	4
Stefan Borgas	5
David Lawrence4	4
1	The external auditor attended all meetings in 2013. The CFO is generally invited to the meetings of the Audit Committee.
2	Five meetings held in 2013; average duration of the meetings: 2 hours
3	Chairman of the Audit Committee since the 2013 AGM
4	Member of the Audit Committee since the 2013 AGM

Compensation Committee

Responsibilities
• reviews and sets the compensation of the members of the Executive Committee
• makes recommendations to the Board on the compensation of the Chairman, the CEO and the members of the Board
• approves the structure of the compensation plans for senior management based on the CEO’s recommendations
• defines the rules of the Long-Term Incentive Plan (LTI) and the Deferred Share Plan (DSP)

The Compensation Committee consists of at least three non-executive Directors1; the Head Human Resources acts as Secretary to the Committee.

Members	Meetings attended2
Jürg Witmer, Chairman3	2
Eveline Saupper4	2
Jacques Vincent	3
1	The Chairman and the CEO attend the Compensation Committee meetings as permanent guests, except when their own compensation or other subjects with reference to their own situation are discussed.
2	Three meetings held in 2013; average duration of the meetings: 1.7 hours
3	Chairman of the Compensation Committee since the 2013 AGM
4	Member of the Compensation Committee since the 2013 AGM

Corporate Responsibility Committee

Responsibilities
• acts as custodian of the Board in all Corporate Responsibility matters
• reviews Corporate Responsibility related actions proposed by the Executive Committee
• monitors the effectiveness of the implementation of Corporate Responsibility related internal policies

The Corporate Responsibility Committee consists of at least three non-executive Directors and the CEO; the Company Secretary acts as Secretary to the Committee.

Members	Meetings attended1
Michel Demaré, Chairman	2
Vinita Bali	2
Eleni Gabre-Madhin	2
Michael Mack	2
1	Two meetings held in 2013; average duration of the meetings: 2.3 hours

Nomination Committee

Responsibilities
• manages the process of identification and selection of the members of the Board
• manages the process of identification and selection of the CEO
• reviews at least once per year the independence of the Board
• prepares and manages the annual process of self-assessment of the Board regarding its own performance and effectiveness

The Nomination Committee consists of the Chairman, the Vice Chairman and a non-executive Director.

Members	Meetings attended1
Michel Demaré, Chairman	1
Jürg Witmer	1
Gunnar Brock	1
1	The Nomination Committee was constituted in July 2013. One meeting held in 2013; duration of the meeting: 1.5 hours

Board of Directors
At February 13, 2014

Michel Demaré
Born: August 31, 1956 Nationality: Belgian
Initial appointment: 2012

Functions in Syngenta
Chairman of the Board, non-executive Director
Chairman of the Chairman’s & Governance Committee, the Corporate Responsibility Committee and the Nomination Committee
He is also Chairman of the Syngenta Foundation for Sustainable Agriculture.

Professional background
Michel Demaré was Chief Financial Officer and Executive Vice President of ABB from 2005 to February 2013, serving in addition, between late 2008 and March 2011, as the company’s President of Global Markets. Between February and September 2008, he was ABB’s acting Chief Executive Officer. Previously he had been Chief Financial Officer Europe for Baxter International Inc. He joined Baxter in 2002 after 18 years at the Dow Chemical Company, where he held various treasury and business Chief Financial Officer positions in Europe (including Switzerland) and the USA. He is Vice Chairman of the Board of UBS, Chairman of SwissHoldings and a member of the IMD Business School Supervisory Board in Lausanne.

Michel Demaré holds an MBA from the Katholieke Universiteit at Leuven.

Jürg Witmer
Born: June 22, 1948 Nationality: Swiss
Initial appointment: 2006

Functions in Syngenta
Vice Chairman, non-executive Director
Chairman of the Compensation Committee, member of the Chairman’s & Governance Committee and the Nomination Committee

Professional background
Jürg Witmer is currently Chairman of the Givaudan Group and a Director of The Zuellig Group Hong Kong, The Gold Coin Group Singapore and A. Menarini IFR Florence (Italy). In 1978, he joined Hoffmann-La Roche in Basel and subsequently held a number of positions including Legal Counsel, Assistant to the CEO, General Manager and China Project Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. From 1999 to 2005, he acted as Chief Executive Officer of the Givaudan Group in Vernier/Geneva and since then as Chairman of the Board. From 2008 to 2012, he was also Chairman of Clariant AG, Basel.

Jürg Witmer has a doctorate in Law from the University of Zurich, as well as a degree in International Studies from the Graduate Institute of the University of Geneva.

Michael Mack
Born: April 19, 1960 Nationality: American
Initial appointment: 2008

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s & Governance Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996, he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012, and is currently a member of the Board.

Michael Mack has a degree in Economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Vinita Bali
Born: November 11, 1955 Nationality: Indian
Initial appointment: 2012

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee

Professional background
Vinita Bali has been Managing Director and Chief Executive Officer of Britannia Industries, India’s public listed premier food company, since 2005. She also serves as a non-executive Director on the boards of Titan Industries, Piramal Glass, several Companies of The Wadia Group and GAIN (Global Alliance for Improved Nutrition).

She started her career in India with the Tata Group, and then joined Cadbury India, subsequently working for Cadbury in the UK, Nigeria and South Africa. From 1994 onwards, she held a number of senior positions in marketing and general management at The Coca-Cola Company in the USA and Latin America, becoming Head of Corporate Strategy in 2001, and then joined the Zyman Group as Head of its Business Strategy practice in the USA in 2003.

Vinita Bali holds an MBA from The Jamnalal Bajaj Institute of Management Studies, University of Bombay and a Bachelor degree in Economics from the University of Delhi.

Stefan Borgas
Born: September 11, 1964 Nationality: German
Initial appointment: 2009

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Stefan Borgas has been President and Chief Executive Officer of Israel’s ICL Group since September 2012. Prior to this he was CEO of Lonza Group from June 2004 to January 2012 after having spent 14 years with BASF Group where he held various leadership positions in Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China. Stefan Borgas is also a member of the Board of the Swiss Management Gesellschaft (SMG).

Stefan Borgas holds a degree in Business Administration from the University of Saarbrücken and an MBA from the University of St. Gallen.

Gunnar Brock
Born: April 12, 1950 Nationality: Swedish
Initial appointment: 2012

Functions in Syngenta
Non-executive Director
Chairman of the Audit Committee and member of the Nomination Committee

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

Eleni Gabre-Madhin
Born: July 12, 1964 Nationality: Swiss
Initial appointment: 2013

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee

Professional background
Eleni Gabre-Madhin is the co-founder and CEO of eleni LLC, which supports the formation of commodity exchanges across Africa, helping to promote food security. She also founded and was CEO of the Ethiopia Commodity Exchange. Previously, she was a Senior Program Leader for Strategy issues at the International Food Policy Research Institute in Addis Ababa and worked for several institutions, such as the World Bank in Washington (2003 – 2004).

Eleni Gabre-Madhin holds a BA in Economics from Cornell University, a Master of Science in Agricultural Economics from Michigan State University and a PhD in Applied Economics (Food Research Institute) from Stanford University. She received the Outstanding Dissertation Award from the American Agricultural Economics Association for her research on grain markets in Ethiopia.

David Lawrence
Born: March 9, 1949 Nationality: British
Initial appointment: 2009

Functions in Syngenta
Non-executive Director
Member of the Audit Committee
He is also Chairman of the Science and Technology Advisory Board.

Professional background
David Lawrence was Head Research & Development at Syngenta from September 1, 2002 until the end of September, 2008. Prior to this role, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. He was a member of the UK Foresight Lead Expert Group on Food and Farming. Currently he is a member of the BBSRC Council, the UK Industrial Biotechnology Leadership Team and the UK Agri-tech Strategy Leadership Council. He is also a Board member for Rothamsted Research, Chairman of the UK Biosciences Knowledge Transfer Network Board, and a member of the World Economic Forum Biotechnology Council.

David Lawrence graduated in Chemistry from Oxford University with an MA and DPhil in Chemical Pharmacology.

Eveline Saupper
Born: October 1, 1958 Nationality: Swiss
Initial appointment: 2013

Functions in Syngenta
Non-executive Director
Member of the Compensation Committee

Professional background
Eveline Saupper is a partner and member of the Board of Directors of the commercial law firm Homburger AG in Zurich. She is also a member of the Board of Directors of Bâloise Holding AG, Hostettler, Kramarsch & Partner Holding AG and Stäubli Holding AG. Before joining Homburger in 1985, she worked as a tax specialist with Peat Marwick Mitchell (today KPMG) in Zurich (1983–1985).

Eveline Saupper holds a degree and PhD in Law from the University of St. Gallen. She is admitted to the Bar of Zurich and is a certified tax expert.

Jacques Vincent
Born: April 9, 1946 Nationality: French
Initial appointment: 2005

Functions in Syngenta
Non-executive Director
Member of the Compensation Committee

Professional background
Jacques Vincent was Vice Chairman and Chief Operating Officer of the Danone Group, Paris, from 1998 until 2008. In 2013, he has been sitting on the Board of Directors of Danone and Mediaperformance. He began his career with Danone in 1970 and has since held various financial and overall management positions within this Group.

Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris. He holds a Bachelor in Economics from Paris University and a Master of Science from Stanford University.

Executive Committee

Under the direction of the Chief Executive Officer (CEO), the Executive Committee is responsible for the operational management of the Company. It consists of the CEO, the Chief Operating Officer (COO) EAME & Latin America, the Chief Operating Officer (COO) APAC & North America, the Chief Financial Officer (CFO), the Head Research & Development, the Head Global Operations, the Head Business Development, the Head Legal & Taxes, the Head Human Resources and the Head Corporate Affairs.

The CEO is nominated by the Board and shares responsibility for the strategic direction of Syngenta with the Chairman. The CEO is ultimately responsible for the active leadership and operational management of Syngenta and chairs the Executive Committee, representing the latter both inside and outside the Company. Members of the Executive Committee are directly responsible to the CEO. The CEO in turn ensures the Executive Committee’s efficiency and effectiveness for the Chairman, the Chairman’s & Governance Committee and the Board. The CEO represents, jointly with the Chairman, the interests of the Company as a whole to authorities and business associations, both in Switzerland and internationally.

Changes announced

Robert Berendes, Head Business Development, will be leaving the Company on March 31, 2014.

Executive Committee

Responsibilities
• formulates the fundamentals of corporate policy
• draws up and approves the Group strategy and strategic plans for the submission to the Board of Directors or the Chairman’s & Governance Committee
• implements the strategies and the periodic assessment of the attainment of goals
• draws up, approves and implements one-year plans for the Company and the Divisions for the attention of the Chairman’s & Governance Committee
• submits quarterly and yearly reports for the attention of the Board or its Committees
• makes personnel appointments and modifications to the organization within its own area of authority
• promotes a modern and active leadership style
• ensures provision and optimal utilization of resources (finances, management capacity)
• promotes an active communications policy both within and outside the Company
• examines and approves significant agreements with third parties and business activities involving extraordinary high risks
• establishes guidelines for planning, organization, finance, reporting, information technology, etc.

Members
Michael Mack, CEO
John Atkin
Robert Berendes1
Caroline Luscombe
Christoph Mäder
Patricia Malarkey2
Mark Peacock
Davor Pisk
John Ramsay
Jonathan Seabrook
1 Ad interim Head Research & Development in 2013 apart from his responsibility as Head Business Development
2 Head Research & Development since January 1, 2014

Members of the Executive Committee
At February 13, 2014

Michael Mack
Born: April 19, 1960 Nationality: American Appointment: 2008

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s & Governance Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an Executive Director of the Board. From 1987 to 1996, he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012, and is currently a member of the Board.

Michael Mack has a degree in Economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

John Atkin
Born: September 1, 1953 Nationality: British Appointment: 2000

Function in Syngenta
Chief Operating Officer

Professional background
Prior to his current role as Chief Operating Officer Syngenta, John Atkin was Chief Operating Officer for Syngenta Crop Protection, from the foundation of the Company in 2000 until February 2011. Before that, he was Chief Executive Officer (1999–2000), Chief Operating Officer (1999), Head of Product Portfolio Management (1998), and Head of Insecticides and Patron for Asia (1997–1998) of Novartis Crop Protection. Prior to 1998, he was General Manager of Sandoz Agro France (1995–1997) and Head of Sandoz Agro Northern Europe (1993–1995). In 2008, he was appointed Visiting Professor at the Institute for Research on Environment and Sustainability (IRES) at the University of Newcastle upon Tyne. He was appointed as a non-executive Director of Driscoll's in 2011.

He graduated from the University of Newcastle upon Tyne with a PhD and a BSc degree in Agricultural Zoology.

Robert Berendes
Born: February 14, 1965 Nationality: German Appointment: 2007

Function in Syngenta
Head Business Development

In addition to his responsibilities, Robert Berendes was ad interim Head Research & Development from October 2012 through December 2013. Robert Berendes will be leaving the Company on March 31, 2014.

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

Caroline Luscombe
Born: February 28, 1960 Nationality: British Appointment: 2012

Function in Syngenta
Head Human Resources

Professional background
Caroline Luscombe joined Syngenta as Global Head of Human Resources in January 2010. Prior to this, she held several senior HR roles in the GE group, namely Head HR for GE Capital Global Banking (2009), HR Leader for GE Money and GE Money EMEA (2006–2008), HR Leader for GE Healthcare Bio-Sciences (2004–2006) and, before its acquisition by GE, Executive Vice President HR for Medical Diagnostics, Amersham plc (2001–2004). From 1997 to 2001, she worked in the chemical sector for Laporte plc and was promoted to Head of HR in 2000. She also held senior HR roles in Rhone-Poulenc Rorer (formerly Fisons plc, 1995–1996) and Tiphook plc (1989–1995). She started her career in finance at Arthur Young McClelland Moore and was UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company (1983–1989).

She holds a Bachelor degree in German from University College, London.

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

He graduated from Basel University Law School, and is admitted to the Bar in Switzerland

Patricia Malarkey
Born: November 23, 1965 Nationality: British/American Appointment: 2014

Function in Syngenta
Head Research & Development

Professional background
Prior to her current role as Head Research & Development, Patricia Malarkey was Head Research & Development for Lawn & Garden at Syngenta (2012−2013). Before that, she held a number of senior scientific positions in Crop Protection, Seeds and Biotechnology at Syngenta in Europe and the United States.

She graduated from the University of Glasgow in Agricultural Chemistry and holds a Master degree in Toxicology from the University of Surrey.

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

He has a degree in Chemical Engineering from Imperial College, London, and a Master in International Management from McGill University in Montreal.

Davor Pisk
Born: March 16, 1958 Nationality: British Appointment: 2008

Function in Syngenta
Chief Operating Officer

Professional background
Prior to his current role as Chief Operating Officer Syngenta, Davor Pisk was Chief Operating Officer for Syngenta Seeds from 2008 to February 2011. Prior to that, he was Region Head Crop Protection Asia Pacific (2003–2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998–2001). Prior to 1998, he was head of Herbicides for Zeneca (1993–1997) and General Manager of ICI Czechoslovakia (1991–1993).

He has a BA in Economics and Politics from Exeter University and an MA in Political Science from the University of California, USA.

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

Jonathan Seabrook
Born: December 24, 1969 Nationality: British Appointment: 2013

Function in Syngenta
Head Corporate Affairs

Professional background
Prior to his current role, Jonathan Seabrook was Head Investor Relations Syngenta (2003-2007). Before joining the Company, he held a number of positions in the pharmaceutical and financial services industries, including at Glaxo, SmithKline Beecham, N.M. Rothschild & Sons and Bank of America, in both the UK and the USA.

He graduated from Exeter University, UK, with a degree in Ancient History and is a member of the Chartered Financial Analyst Society.

Management contracts

Syngenta has not entered into management contracts with any third party.

Service contracts / Change of control

The employment agreements of members of the Executive Committee, including the CEO, and the agreements of the members of the Board of Directors, including the Chairman, do not have any change of control clauses. Neither the Executive Committee nor the Board of Directors agreements contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other termination events. In case the Chairman is removed from office by the general meeting of shareholders prior to the expiry of his term of office, he is entitled to a payment of one fourth of his annual fee.

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

Employees of Syngenta

Year 2013

Syngenta had approximately 29,000 permanent employees as of December 31, 2013. Approximately 16 percent of these were in North America, 18 percent in Latin America, 21 percent in Asia Pacific and the remaining 45 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ended December 31, 2013 was approximately as follows:

Production	39%
Research and development	19%
Marketing and distribution	29%
Administration and general overhead	13%

The number of temporary employees varies greatly during the year due to the seasonal nature of the business. During 2013, the highest level of temporary employees was approximately 5,400.

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

The functional distribution of Syngenta employees for the year ended December 31, 2012 was approximately as follows:

Production	40%
Research and development	19%
Marketing and distribution	28%
Administration and general overhead	13%

During 2012, the highest level of temporary employees was approximately 4,700.

Year 2011

Syngenta had approximately 26,300 permanent employees as of December 31, 2011. Approximately 18 percent of these were in North America, 18 percent in Latin America, 18 percent in Asia Pacific and the remaining 46 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ended December 31, 2011 was approximately as follows:

Production	41%
Research and development	18%
Marketing and distribution	28%
Administration and general overhead	13%

During 2011, the highest level of temporary employees was approximately 3,400.

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2013, based on information available to the Company is 0.35 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than one percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation, shareholdings and loans”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

Compensation Report

Compensation, shareholdings and loans

Syngenta refers to the following discussion and disclosures regarding compensation, shareholdings and loans as its “Compensation Report” (or “report”). References herein to the “2012 report” are referring to the Compensation Report included in the “Compensation, shareholdings and loans” section of Item 6 in Syngenta’s annual report on Form 20-F for the year ended December 31, 2012, as filed on February 14, 2013.

Content and method of setting compensation and share-based awards

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented below have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2012: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Overview

The Compensation Report provides a comprehensive overview of Syngenta’s compensation principles, elements, structure and governance. In accordance with Appendix 1 of the Swiss Code of Best Practice for Corporate Governance and in line with Swiss law and the relevant reporting standards, it includes detailed information on the compensation of the Board of Directors and the Executive Committee for 2013. The compensation system will be submitted to an advisory vote of the shareholders at the general meeting of shareholders.

Compensation system

Compensation principles

Syngenta’s compensation principles provide a transparent, performance-oriented and market-competitive compensation framework for all employees, including senior executives. In particular, the compensation policy and system are designed to:

•	attract and retain highly qualified, successful employees to deliver the strategic plans and objectives of the Company

•	encourage and reward personal contribution and individual performance in accordance with the Company’s values

•	align reward with sustainable performance and recognize superior results

•	align the interests of employees, shareholders and other stakeholders.

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

The Company seeks to position itself around the relevant market median for base salary and benefits. Variable compensation, both short- and long-term, is designed to ensure high performers may achieve around upper quartile actual total compensation.

Compensation of employees and managers

The compensation of all employees is reviewed on a regular basis and is determined by reference to total compensation levels for comparable jobs in relevant benchmark companies. For example, an individual who achieves his or her performance objectives is generally awarded compensation comparable to the median level of compensation provided by benchmark companies. Each country regularly conducts market reviews and participates in salary surveys such as those conducted by Hay Group, Hewitt, Mercer and Towers Watson plus any appropriate local surveys.

Compensation of Board of Directors and the Executive Committee

The Compensation Committee annually reviews the compensation and, periodically, pension, insurance and other benefits of the members of the Executive Committee. The benchmarks used are a set of relevant, comparable companies and markets that are selected to provide the best representation of the labor markets and industries in which Syngenta competes for top talent. In 2013, the peer groups were as follows:

•
Swiss Group: 14 comparable companies headquartered in Switzerland, which included 11 relevant SMI companies, two SMI Expanded companies and one SMIM company. Financial institutions and insurance companies were excluded.

•
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

•
North America Group: 20 comparable companies (18 USA and two Canada). These are companies in the agribusiness, pharmaceutical, chemical and biotechnical industries. The same selection criteria as for the Pan-European Group apply.

The compensation of members of the Board of Directors of Syngenta is determined by reference to the Swiss peer group.

The Board of Directors and the Compensation Committee currently consult with an external provider on compensation policy matters, benchmarking of the Executive Committee and Board of Directors, and other relevant compensation-related market information. When necessary, other independent compensation advisors are consulted. In addition, support and expertise are provided by internal compensation experts, including the Head Human Resources and Global Head of Compensation and Benefits.

Taking into account the market data, the recommendation of the external advisor and the achievement of business and individual objectives, the Compensation Committee determines the appropriate compensation levels of the Executive Committee, in accordance with the rules of the relevant variable compensation plans.

In 2013 the Company commissioned an analysis of internal pay relativities to see how pay progresses through all work levels as job responsibilities increase. The analysis concluded that:

●	compensation is appropriately distributed throughout the organization

●	the compensation structures are internally consistent across all work levels

●	there is a strong linear correlation between job size and both base salary and variable compensation components.

In 2014 the Compensation Committee will undertake a review of the compensation structure of the Executive Committee, in particular the variable pay compensation targets, to ensure alignment with the external benchmarks.

Compensation elements

Syngenta’s total compensation package includes:

●	fixed compensation – base salary

●	variable compensation – short-term incentive plans and, for selected leaders, long-term incentive plans

●	benefits (including all insured benefits and pension/retirement plans).

Fixed compensation

Fixed compensation is represented as annual base salary paid in cash, typically on a monthly basis and set by reference to the:

●     size and scope of the job

●     external market value of the job

●     level or grade to which the job is assigned

●     skills, experience and performance of the employee.

To ensure market competitiveness, base salaries are subject to review every year by considering factors such as Company affordability, benchmark data, market movement, economic environment and individual performance.

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

Details of the various short- and long-term incentive plans are provided in the following sections.

Table 1. Fixed and variable compensation

Fixed compensation	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All employees	Description	Linkage to compensation principles
Fixed pay	•	•	•	•	•	Cash – all employees Members of the Board may opt for cash and/or shares	Attract and retain high quality employees; reference to relevant markets and comparable companies
Variable compensation
Short-Term Incentive (STI)			•	•	•	Cash – all employees	Performance-based compensation
Deferred Share Plan (DSP)			•	•		For senior management and Executive Committee, deferred share awards or shares and matching shares1	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Long-Term Incentive Plan (LTI)			•	•		For senior management and Executive Committee, stock options and RSUs2	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Sales Incentive Plan (SIP)				•	•	Cash – sales employees only	Performance-based compensation
Employee Share Purchase Plan (ESPP)			•	•	•	Plan for all Switzerland-based Syngenta employees: share purchase up to CHF 5,000.– p.a. at 50 percent discount rate3	Identification with and commitment towards Company
1	In Switzerland, employees are offered a choice of share awards or shares under the DSP and in all other countries, share awards. For purposes of this report, both are referred to as “share awards”

2	Restricted stock units

3	Employee Share Purchase Plans are also established in many other countries

Short-Term Incentive (STI)

The STI is an annual discretionary award paid in cash for all eligible employees.

STI targets for managers and Executive Committee members

The target STI as a percentage of base salary is shown in the table below:

STI targets (as a percentage of base salary)
Management1	25%
Senior Management1	30%–40%
Executive Committee	50%
Chief Executive Officer	80%
1  Higher target percentages apply to managers and senior managers in the USA

STI award for employees and managers below the Executive Committee

For employees and managers below the Executive Committee, the STI award weights equally Company financial results and individual performance. This variable compensation allows employees to participate in the Company’s success while being rewarded for their individual performance. Personal objectives are set as part of the annual performance management program. Company financial targets are also set on an annual basis and may include measures such as Group Net Income, business value added, EBITDA, etc.

At the end of the incentive year both individual and Company financial performance are assessed, and actual achievement is compared with the targets set at the beginning of the year. The assessment of individual performance results in a performance rating which is used to determine an individual percentage award for STI purposes. The assessment of financial performance is formula-driven, i.e. actual achievement against target determines the STI percentage award.

Both the individual and financial percentage awards can range from zero to 200 percent of the STI target. The STI payout is limited to two times the target award.

STI award for Executive Committee members

For Executive Committee members, a greater emphasis is placed on the achievement of financial results. Financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance. In addition, the STI payout is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget. The financial performance measures are earnings per share (EPS) and return on invested capital (ROIC) of the Group.

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

The Compensation Committee determines the value of a share award at the grant date by reference to the market price of the Syngenta share. The number of share awards is calculated based on the closing share price at grant date and the amount of STI deferred (mandatory plus any voluntary amount). The calculation is made by applying the following formula:

Number of share awards = (mandatory deferral percentage plus voluntary deferral percentage) times STI award divided by the closing share price at the grant date.

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

Participants are granted an LTI award as a percentage of their base salary, multiplied by their performance rating which is based on the achievement of individual long-term performance objectives supporting the Company’s strategy and sustainable financial performance.

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

RSUs: Syngenta RSUs represent the right to receive Syngenta shares at nil cost at the end of a three-year vesting period, subject to continued employment with Syngenta. The number of RSUs awarded is calculated by dividing the relevant portion of the LTI award by the closing share price at the grant date. At vesting, each RSU converts to a share of Syngenta stock.

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

The Swiss ESPP allows participants to purchase up to CHF 5,000 (equivalent to $5,376 using the average exchange rate for 2013 of 0.93 CHF per $) worth of shares at 50 percent of the share price on the date of purchase. These shares are subject to a blocking period of three years. Regulations of the Swiss ESPP allow all employees in Switzerland, including members of the Executive Committee, to be eligible to participate in the Swiss ESPP.

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

The correlation between fixed and variable compensation is as follows:

Table 2. Fixed and variable compensation

	Members of the Executive Committee		Chief Executive Officer
	Target (%)	Maximum (%)	Target (%)	Maximum (%)
Fixed compensation	100	100	100	100
Variable compensation1	150	270	244	438
Total	250	370	344	538
1 Percent of fixed compensation

Table 2 shows that variable compensation at both target and maximum level forms a higher proportion of total compensation than fixed compensation.

Total compensation is split between cash and equity-based components as follows:

Table 3. Cash and equity-based compensation

	Members of the Executive Committee		Chief Executive Officer
	Target (%)	Maximum (%)	Target (%)	Maximum(%)
Cash compensation	44	32	34	25
Equity-based compensation	56	68	66	75
Total	100	100	100	100
100 percent in each Table 3 column corresponds to 250/370/344/538 percent in each respective Table 2 column

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

The Committee consists of three independent non-executive Directors. The Committee does not include any members with interlinked company mandates. The Chairman of the Board and the Chief Executive Officer (CEO) are invited to meetings of the Committee except when their own compensation is reviewed. The Vice Chairman does not attend any meetings when the Committee reviews and agrees proposals for the Board of Directors covering his compensation.

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

The Compensation Committee reviews annually the compensation policies and systems applicable to members of the Executive Committee as well as non-executive Directors of the Company, and makes recommendations to the Board of Directors. The Compensation Committee also has responsibility for any decision in respect of pensions, insurance and other benefits for members of the Executive Committee (excluding the CEO, for which the Board of Directors has responsibility). Furthermore, it has the authority to make decisions with regard to any significant pension or insurance plans of the Company and any shareholding and compensation program that involves the use of equity.

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

The compensation of non-executive Directors and the Executive Committee for 2015 and thereafter will be subject to a binding vote at the general meeting of shareholders.

Compensation of the Board of Directors and the Executive Committee

Compensation of non-executive Directors

Non-executive Directors receive an annual fee. This consists of a basic fee for services to the Board and an additional fee for individual assignments to committees of the Board. No variable compensation is paid to non-executive Directors.

Non-executive Directors have the option to receive part of their annual fee in the form of shares that are either freely tradable or blocked from trading for five years. This option exists in order to reinforce their focus on Syngenta’s long-term, sustainable success and align their interests with those of shareholders. Shares are granted once a year with the grant value per share being the market price at the grant date.

Table 5. Annual fees for non-executive Directors

Function	Annual fee2
Base fees:
Chairman of the Board	1,881,720
Vice-Chairman of the Board	430,108
Member of the Board	231,183
Additional fees 1:
Member of the Chairman's & Governance Committee	107,527
Head of the Audit Committee	118,280
Member of the Audit Committee	32,258
Member of the Compensation Committee	26,882
Member of the Corporate Responsibility Committee	21,505
Member of the Nomination Committee	21,505
Chairman of the Science and Technology Advisory Board	21,505
1 No additional fees are payable to the Chairman and the Vice-Chairman
2 All fee amounts are reported in US dollars and the fees cover the period from AGM to AGM. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2013. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2011: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Compensation of the Chairman

The non-executive Chairman of the Board receives a predefined annual fee and no variable compensation. Two-thirds of the annual fee is paid in cash and one-third in restricted shares, which are blocked from trading for a period of three years. The number of restricted shares is determined by dividing the share portion of the annual fee by the market price at grant date of a Syngenta share. The fees in cash and restricted shares and the Company paid social security cost figures presented are the annual amounts paid prorated based on the number of days worked in 2013 (see Table 6a and Table 9 for details).

Compensation of the CEO

The CEO is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of 2013 compensation for members of the Executive Committee.

2013 Compensation of the Board of Directors

The Board of Directors, at the recommendation of the Compensation Committee, took the decision not to increase the annual fees of the non-executive Directors in 2013. The Board of Directors established a Nominations Committee in 2013 and the annual fees of the relevant committee members were amended accordingly.

Eleni Gabre-Madhin and Eveline Saupper were elected to the Board of Directors at the AGM 2013. The fees in cash and restricted shares and the Company paid social security cost figures presented are the annual amounts paid prorated based on the number of days worked in 2013.

Table 6a. Compensation of non-executive Directors in 2013
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/cash1	Total annual fee/benefits earned	Company paid social security cost	Total annual cost
Michel Demaré	839,647	-	582,353	-	1,537	1,537	-	1,422,000	-	1,422,000
Vinita Bali	252,688	-	-	-	-	-	-	252,688	13,327	266,015
Stefan Borgas	52,688	-	210,792	-	537	537	-	263,480	11,122	274,602
Gunnar Brock	370,968	-	-	-	-	-	-	370,968	79,906	450,874
Peggy Bruzelius2	107,232	-	-	-	-	-	-	107,232	23,098	130,330
Eleni Gabre-Madhin3	174,459	-	-	-	-	-	-	174,459	-	174,459
David Lawrence5	142,473	142,491	-	363	-	363	-	284,964	37,668	322,632
Eveline Saupper3, 4	7,101	-	171,280	-	436	436	-	178,381	7,157	185,538
Martin Taylor2	648,142	-	68,704	-	162	162	186,571	903,417	-	903,417
Peter Thompson2	80,846	-	-	-	-	-	-	80,846	-	80,846
Jacques Vincent	258,065	-	-	-	-	-	-	258,065	-	258,065
Felix A. Weber2	98,984	-	-	-	-	-	-	98,984	1,656	100,640
Jürg Witmer	430,108	-	-	-	-	-	-	430,108	21,141	451,249
Total	3,463,401	142,491	1,033,129	363	2,672	3,035	186,571	4,825,592	195,075	5,020,667

1 Housing, commuting and tax services, including refund of relevant tax (cash)
2 Peggy Bruzelius, Martin Taylor, Peter Thompson and Felix Weber retired from the Board of Directors at the AGM 2013. The figures under Fee in cash are the non-executives' annual total compensation prorated based on the number of days worked in 2013.
3 Eleni Gabre-Madhin and Eveline Saupper were elected to the Board of Directors at the AGM 2013. The Fee in cash and Company paid social security cost figures presented are the annual amounts paid prorated based on the number of days worked in 2013.
4 Eveline Saupper elected to receive a portion of her annual compensation in restricted shares. The Number of restricted shares figure presented is the annual number of shares received prorated based on the number of days worked in 2013; the Fee in restricted shares figure presented is the monetary value of the prorated share amount.
5 The social security cost is not determined at the time of preparing this report.

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2013. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2012: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 6b. Compensation of non-executive Directors in 2012
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Benefits in kind/cash1	Total annual fee/benefits earned	Company paid social security cost	Total annual cost
Martin Taylor	1,446,176	-	274,254	-	791	791	235,194	1,955,624	220,174	2,175,798
Vinita Bali2	173,767	-	-	-	-	-	-	173,767	11,087	184,854
Stefan Borgas	131,720	-	131,753	-	397	397	-	263,473	12,158	275,631
Gunnar Brock2	181,160	-	-	-	-	-	-	181,160	40,235	221,395
Peggy Bruzelius	349,462	-	-	-	-	-	-	349,462	77,616	427,078
Michel Demaré2, 3	9,957	-	241,683	-	728	728	-	251,640	10,035	261,675
Pierre Landolt4, 5	78,952	-	-	-	-	-	-	78,952	5,151	84,103
David Lawrence6	137,097	137,395	-	414	-	414	-	274,492	36,230	310,722
Peter Thompson	131,720	131,753	-	397	-	397	-	263,473	-	263,473
Jacques Vincent	64,604	193,813	-	584	-	584	-	258,417	-	258,417
Rolf Watter4	105,853	-	-	-	-	-	-	105,853	6,022	111,875
Felix A. Weber	322,581	-	-	-	-	-	-	322,581	53,034	375,615
Jürg Witmer	403,226	-	-	-	-	-	-	403,226	21,141	424,367
Total	3,536,275	462,961	647,690	1,395	1,916	3,311	235,194	4,882,120	492,883	5,375,003

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
4 Pierre Landolt and Rolf Watter retired from the Board of Directors at the AGM 2012. The figures under Fee in cash are the non-executives' annual total compensation prorated based on the number of days worked in 2012.
5 According to Pierre Landolt and the Sandoz Family Foundation, the Foundation is the economic beneficiary of the fee.
6 The social security cost is not determined at the time of preparing this report.

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2012. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2012 is 0.93. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2013 Compensation of members of the Executive Committee

In 2013, the members of the Executive Committee, including the CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in Table 7.

In 2013, only two Executive Committee members received an increase in base salary. In 2013, the CEO received the highest total compensation; his compensation is reported in Table 8.

Jonathan Seabrook, Head Corporate Affairs, joined the Executive Committee in October 2013. The figures for 2013 in Table 7 include his compensation for the full year. The figures for 2012 do not include his compensation.

Tables 7 and 8 show in the column “compensation 2012” the number of share awards, stock options and RSUs that were granted on February 22, 2013, for the year 2012 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2012 report and are disclosed retroactively in this 2013 report. As a consequence, the actual values of the granted share awards, stock options and RSUs differ slightly from the values reported in 2012. This is because the number of share awards, stock options and RSUs at grant is rounded to the next whole numbers of units.

The link between 2013 performance and pay

The STI plan rewards short-term performance. For Executive Committee members, financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance. In addition, the STI payout is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget.

The Group financial performance measures are earnings per share (EPS) and return on invested capital (ROIC). EPS performance is assessed in relation to internal targets based on expectations for each of the Group’s operating segments. Earnings per share in 2013 were below expectations largely owing to non-recurring costs in the seeds business. ROIC was also below the previous year’s level.

Individual STI performance related pay is based on a range of measures relating to progress in driving sustainable long-term growth in the business. In 2013, these included the further development and global implementation of crop-based strategies; the selection of investment opportunities; the progression of Syngenta’s R&D pipeline, with increasing emphasis on novel integrated solutions; and the strategic planning and stakeholder engagement necessary to secure the Company’s long term freedom to operate.

As the annual GNI did not meet the threshold of 85 percent of the target budget, no STI award for 2013 will be paid to the Executive Committee members. As a consequence, no DSP share awards will be granted to the Executive Committee members, significantly reducing their total compensation.

Table 7. Compensation for members of the Executive Committee (a total of 10 people in 20131)
		Number of units		Values
Compensation elements	2013	2012	2013	2012
Fixed compensation in cash			8,202,871	8,040,929
Allowances in cash			181,008	248,060
STI compensation in cash2			24,746	1,421,742
Total compensation in cash			8,408,625	9,710,731
DSP deferred shares 3, 4, 5	-	7,079	-	2,979,270
DSP matching shares 3, 4, 6	-	7,079	-	2,979,270
LTI options 3, 4, 7	-	55,169	3,621,774	3,521,325
LTI RSUs 3, 4, 8	-	8,370	3,621,774	3,522,600
ESPP shares	104	104	20,000	20,090
Insurance, pension costs			1,966,841	1,956,033
Benefits in kind 9			316,069	270,263
Total compensation			17,955,083	24,959,582
Company social security cost 10			637,859	1,218,512

Notes refer to 2013 unless other years are indicated
1 Jonathan Seabrook, Head Corporate Affairs, joined the Executive Committee in October 2013. The figures for 2013 in this table include his compensation for the full year and the figures for 2012 exclude his compensation. Alejandro Aruffo, Head Research & Development, died in January 2013. The figures for 2013 in this table include his final salary as well as a payment of a prorated STI award and vacation allowance.
2 Short-term incentive in cash, payable in 2014 for 2013
3 The numbers of deferred shares, matching shares, options and RSUs for 2012 were granted on February 22, 2013, after the preparation of the 2012 report
4 The numbers of shares, options and RSUs at grant for 2012 were rounded to the next whole number, consequently the values actually granted differ slightly from the values disclosed in the 2012 report
5 Short-term incentive in deferred shares or share awards, which will be granted in 2014 for 2013 (the number of shares is not determined at the time of preparing this report)
6 Actual value of DSP matching shares, which will be granted in 2017 (the number of shares is not determined at the time of preparing this report)
7 Long-term incentive in options, which will be granted in 2014 for 2013 (the number of options is not determined at the time of preparing this report)
8 Long-term incentive in RSUs, which will be granted in 2014 for 2013 (the number of RSUs is not determined at the time of preparing this report)
9 Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)
10 In addition to the social security cost for the compensation in 2013 and 2012, respectively, this item also includes the social security cost for 5,183 DSP matching shares allocated in 2013 for the year 2009, and 19,803 DSP matching shares allocated in 2012 for 2008. The value of these shares at grant was disclosed in the 2009 and 2008 Compensation Reports. Due to this and the rounding of allocated units (see Footnote 4), the value differs from the values disclosed in the 2012 report.

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2012: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 8. Highest compensation for a member of the Executive Committee
		Number of units		Values
Compensation elements	2013	2012	2013	2012
Fixed compensation in cash			1,650,542	1,650,542
Allowances in cash			132,857	103,419
STI compensation in cash1			-	277,935
Total compensation in cash			1,783,399	2,031,896
DSP deferred shares 2, 3, 4	-	2,642	-	1,111,913
DSP matching shares 2, 3, 5	-	2,642	-	1,111,913
LTI options 2, 3, 6	-	18,953	1,209,677	1,209,731
LTI RSUs 2, 3, 7	-	2,875	1,209,677	1,209,973
ESPP shares	13	13	2,500	2,511
Insurance, pension costs			443,325	444,461
Benefits in kind 8			60,343	43,659
Total compensation			4,708,921	7,166,057
Company social security cost 9			157,474	395,485

Notes refer to 2013 unless other years are indicated
1 Short-term incentive in cash, payable in 2014 for 2013
2 The numbers of deferred shares, matching shares, options and RSUs for 2012 were granted on February 22, 2013, after the preparation of the 2012 report
3 The numbers of shares, options and RSUs at grant for 2012 were rounded to the next whole number, consequently the values actually granted differ slightly from the values disclosed in the 2012 report
4 Short-term incentive in deferred shares or share awards, which will be granted in 2014 for 2013 (the number of shares is not determined at the time of preparing this report)
5 Actual value of DSP matching shares, which will be granted in 2017 (the number of shares is not determined at the time of preparing this report)
6 Long-term incentive in options, which will be granted in 2014 for 2013 (the number of options is not determined at the time of preparing this report)
7 Long-term incentive in RSUs, which will be granted in 2014 for 2013 (the number of RSUs is not determined at the time of preparing this report)
8 Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)
9 In addition to the social security cost for the compensation in 2013 and 2012, respectively, this item also includes the social security cost for 1,684 DSP matching shares allocated in 2013 for the year 2009, and 6,650 DSP matching shares allocated in 2012 for 2008. The value of these shares at grant were disclosed in the 2009 and 2008 Compensation Reports. Due to this and the rounding of allocated units (see Footnote 3), the value differs from the values disclosed in the 2012 report.

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2012: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2013 Holding of shares and options

Table 9. Holding of shares of non-executive Directors* at December 31, 2013 and 2012
	Number of unrestricted shares		Number of restricted shares		% voting rights
Non-executive Directors	2013	2012	2013	2012	2013	2012
Michel Demaré	75	75	2,265	1,059	< 0.1%	< 0.1%
Vinita Bali	-	-	-	-	< 0.1%	< 0.1%
Stefan Borgas	-	-	2,589	2,052	< 0.1%	< 0.1%
Gunnar Brock	200	-	-	-	< 0.1%	< 0.1%
Eleni Gabre-Madhin1	-	-	-	-	< 0.1%	< 0.1%
David Lawrence	12,482	12,119	-	-	< 0.1%	< 0.1%
Eveline Saupper1	-	-	632	-	< 0.1%	< 0.1%
Jacques Vincent	3,682	3,682	-	-	< 0.1%	< 0.1%
Jürg Witmer	5,000	4,756	-	-	< 0.1%	< 0.1%
Total unrestricted/restricted shares	21,439	20,632	5,486	3,111	< 0.1%	< 0.1%
Peggy Bruzelius2 (January 1 – April 23, 2013)		2,464		-		< 0.1%
Martin Taylor2 (January 1 – April 23, 2013)		8,068		3,383		< 0.1%
Peter Thompson2 (January 1 – April 23, 2013)		1,695		-		< 0.1%
Felix A. Weber2 (January 1 – April 23, 2013)		2,242		845		< 0.1%
Total shares	26,925	42,440

1 Eleni Gabre-Madhin and Eveline Saupper were elected to the Board of Directors at the AGM 2013
2 Peggy Bruzelius, Martin Taylor, Peter Thompson and Felix Weber retired from the Board of Directors at the AGM 2013
*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10a. Holding of shares by members of the Executive Committee* at December 31, 2013
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	Unconverted share awards	Unmatched shares	Unconverted RSU	vested/ unvested
Michael Mack	27,798	11,698	< 0.1%	-	11,654	9,731	60,881
John Atkin	415	4,638	< 0.1%	-	4,594	3,768	13,415
Robert Berendes	1,500	-	< 0.1%	1,682	1,682	2,739	7,603
Caroline Luscombe	17	44	< 0.1%	1,185	1,185	1,440	3,871
Christoph Mäder	7,068	2,305	< 0.1%	-	2,261	2,315	13,949
Mark Peacock	17	44	< 0.1%	2,930	2,930	2,205	8,126
Davor Pisk	5,784	3,788	< 0.1%	-	3,744	3,057	16,373
John Ramsay	137	3,582	< 0.1%	-	3,538	2,877	10,134
Jonathan Seabrook	82	31	< 0.1%	852	852	1,086	2,903
Total Executive Committee shares	42,818	26,130	< 0.1%	6,649	32,440	29,218	137,255

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 10b. Holding of shares by members of the Executive Committee* at December 31, 2012
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	unconverted share awards	unmatched shares	unconverted RSU	vested/ unvested
Michael Mack	25,811	10,744	< 0.1%	-	10,696	9,676	56,927
Alejandro Aruffo	4,043	510	< 0.1%	2,572	3,034	2,676	12,835
John Atkin	1,887	4,372	< 0.1%	-	4,324	3,842	14,425
Robert Berendes	73	305	< 0.1%	1,307	1,612	2,774	6,071
Caroline Luscombe	-	48	< 0.1%	897	897	1,633	3,475
Christoph Mäder	5,641	2,090	< 0.1%	-	2,042	2,401	12,174
Mark Peacock	19	48	< 0.1%	2,734	2,734	2,302	7,837
Davor Pisk	3,884	3,476	< 0.1%	-	3,428	2,988	13,776
John Ramsay	276	3,340	< 0.1%	-	3,292	2,907	9,815
Total Executive Committee shares	41,634	24,933	< 0.1%	7,510	32,059	31,199	137,335

*Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of options by non-executive Directors at December 31, 2013 and 2012

At December 31, 2013, no non-executive Directors held any options.

At December 31, 2012, non-executive Directors held the following options of which all were vested as disclosed in Table 11a in the Compensation Report 2012:

Peter Thompson held 1,363 options to purchase shares granted in 2005 with an exercise price of CHF127.38 per share; 6,560 options to purchase ADS granted in 2004 with an exercise price of USD 14.53 per ADS; and 2,652 options to purchase shares granted in 2003 with an exercise price of CHF 59.70 per share.

Felix A. Weber held 1,615 options to purchase shares granted in 2005 with an exercise price of CHF 127.38 per share and 2,050 options to purchase shares granted in 2004 with an exercise price of CHF 89.30 per share.

Table 11a. Holding of options by members of the Executive Committee* at December 31, 2013
Year of allocation	2013	2012	2011	2010	2009	2008	2007	2006
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	391.40	300.40	308.71	283.70	233.43	301.50	226.70	185.00
Vesting status		unvested				vested
Options held at December 31, 2013
Members of the Executive Committee
Michael Mack	18,953	20,388	15,207	12,398	16,426	4,669	6,075	-
John Atkin	7,202	7,748	6,114	-	-	-	-	-
Robert Berendes	5,155	5,546	4,586	3,589	4,790	3,362	2,369	2,959
Caroline Luscombe	3,639	2,637	1,968	-	-	-	-	-
Christoph Mäder	4,387	5,057	3,518	3,304	-	-	-	-
Mark Peacock	4,271	4,418	3,639	-	-	-	-	-
Davor Pisk	6,065	6,525	4,586	-	-	-	-	-
John Ramsay	5,497	6,117	4,491	-	4,506	-	2,453	3,059
Jonathan Seabrook	1,972	2,287	1,791	-	-	-	-	-
Totals by grant year	57,141	60,723	45,900	19,291	25,722	8,031	10,897	6,018
Total unvested options	163,764
Total vested options	69,959
Total options on shares	233,723

* Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 11b. Holding of options by members of the Executive Committee* at December 31, 2012
Year of allocation	2012	2011	2010	2009	2008	2007	2006	2005	2004
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	11
Exercise period (years)	7	7	7	7	7	7	7	7	8
Option: share/ADS ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	300.40	308.71	283.70	233.43	301.50	226.70	185.00	127.38	89.30
Vesting status		unvested		vested
Options held at December 31, 2012
Members of the Executive Committee
Michael Mack	20,388	15,207	12,398	16,426	4,669	6,075	-	-	-
Alejandro Aruffo	5,709	4,128	3,440	-	-	-	-	-	-
John Atkin	7,748	6,114	5,127	-	5,292	-	-	-	-
Robert Berendes	5,546	4,586	3,589	4,790	3,362	2,369	2,959	4,138	4,048
Caroline Luscombe	2,637	1,968	1,426	-	-	-	-	-	-
Christoph Mäder	5,057	3,518	3,304	3,920	2,739	-	-	-	-
Mark Peacock	4,418	3,639	3,276	-	-	-	-	-	-
Davor Pisk	6,525	4,586	3,739	-	1,666	-	-	-	-
John Ramsay	6,117	4,491	3,798	4,506	2,431	2,453	3,059	-	-
Totals by grant year	64,145	48,237	40,097	29,642	20,159	10,897	6,018	4,138	4,048
Total unvested options	152,479
Total vested options	74,902
Total options on shares	227,381

* Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Contractual provisions, loans, additional benefits

The notice periods for members of the Executive Committee and the CEO are in accordance with market practice. All employment agreements with members of the Executive Committee and the CEO are subject to a notice period of 12 months. The agreements with the non-executive Directors are not subject to notice periods. Each agreement ends on expiry of the Director’s term of office. The employment agreements of members of the Executive Committee, including the CEO, and the agreements of the members of the Board of Directors, including the Chairman, do not have any change of control clauses. Neither the Executive Committee agreements nor the Board of Directors agreements contain any provisions for termination payments (“golden parachute” or “handshake” or similar arrangements) with regard to severance or other termination events. In case the Chairman is removed from office by the general meeting of shareholders prior to expiry of his term of office, he is entitled to a payment of one-fourth of the annual fee.

Syngenta’s focus on the long-term performance and growth of the Company and alignment of employee and shareholder interests is underpinned by members of the Executive Committee and other executives and senior managers receiving a large portion of their variable annual compensation in share awards, RSUs and stock options, which must be held for a full three years before vesting.

Under the rules of the plans, a minimum of 67 percent of an Executive Committee member’s total variable compensation is paid in the form of equity-based awards. This percentage increases if the executive opts to defer an additional percentage of their annual STI award. The members of the Executive Committee have accumulated substantial shareholdings over a number of years, which are disclosed in Tables 10a and 11a.

In 2013, no severance payments were made to former Directors or members of the Executive Committee, and no loans or credits were granted to active or former Directors or members of the Executive Committee, or parties related to them. In addition, at December 31, 2013, there are no such loans or credits outstanding.

In the event of fraud or serious misconduct by a member of management or of the Executive Committee, the Company reserves the right to dismiss the individual involved with immediate effect. Furthermore the claw-back of equity-based compensation will be considered by the Compensation Committee on a case-by-case basis and will be enforced as permitted under Swiss law (or any other applicable law). If warranted, all outstanding LTI awards and DSP share awards for the individual involved will lapse with immediate effect.

In 2013, no guarantees, pledges, collateral, promises or other forms of liabilities were entered into with third parties to the benefit of non-executive Directors or members of the Executive Committee, or parties related to them and, at December 31, 2013, there are no such liabilities outstanding.

In 2013, no claims, receivables, or debts of non-executive Directors or members of the Executive Committee, or parties related to them, were waived or cancelled and, at December 31, 2013, no such items are outstanding.

In 2013, no compensation was paid to any active Director or member of the Executive Committee for other services provided and, at December 31, 2013, no such payment is outstanding.

Alejandro Aruffo, Head Research & Development, died in January 2013. The figures for 2013 in Table 7 include his final salary as well as the payment of his prorated STI award for the performance year 2013 and his vacation allowance.

Valuation and accrual principle

The “accrual basis” is applied to all elements of compensation including STI and LTI awards. These awards are disclosed in the report of the year for which they are paid. The STI and LTI awards in this 2013 report relate to performance and results in 2013, and will be paid in 2014 or later. This is in line with the accrual principle as required by relevant guidelines. The number of equity units to be granted for 2013 will be determined after the editorial deadline of this report. As a result, while the compensation amounts are known and included, the numbers of share awards, stock options and RSUs to be issued for these amounts are not determined and not included in this report.

The number of equity units that were granted for 2012 had been determined after the editorial deadline of the relevant report. For that reason, the actual numbers of share awards, RSUs and stock options awarded for 2012 are included in this 2013 report (see Tables 7 and 8).

Some exceptions to the “accrual principle” apply to personal tax services, which the Company has paid for some members of the Executive Committee and the former Chairman of the Board of Directors. Tax compliance services typically lag behind the year of compensation by one or more years. The amounts payable for services that relate to employment income 2013 cannot be determined at this time.

All reported amounts set out in this Compensation Report 2013 are gross values, i.e. before the deduction of applicable tax, social security contributions or any other statutory charges. When referring to benefits in kind, the benefit received is also stated at its gross value, i.e. before the deduction of applicable tax, social security or any other applicable charges. The Company’s cost for social security contributions on all of these elements is stated separately.

Benefits in kind are typically reported at the value of the cost to the Company. No benefits in kind are provided which require a fair market valuation or a theoretical value.

In Notes 23 and 24 to the Syngenta Group consolidated financial statements in Item 18, the amount disclosed for equity-settled awards is the expense recognized for the period calculated in accordance with IFRS 2 “Share Based Payment”. In this report, the same equity-settled awards are disclosed as the values at grant date and consequently differ. Cash-settled awards are disclosed in accordance with the year for which they are paid.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

From January 1, 2013, until February 12, 2014, the Company made the following notifications for holdings of 3 percent or more in the total share capital of Syngenta AG:

Name and location of shareholder, nominee or ADS depositary	Date of notification to Syngenta	Date of the act which created the obligation for the shareholder to notify	Notified number of shares	Notified holding in %1
The Bank of New York Mellon Corporation, New York	February 27, 2013	February 26, 2013	3,907,159	4.20	2
The Bank of New York Mellon Corporation, New York	March 14, 2013	February 26, 2013	3,907,159	4.20	2
BlackRock, Inc., New York	May 10, 2013	May 8, 2013	4,665,724	5.01	3
BlackRock, Inc., New York	May 15, 2013	May 13, 2013	4,630,777	4.97	4
The Bank of New York Mellon Corporation, New York	August 27, 2013	August 23, 2013	4,254,126	4.57	2
The Bank of New York Mellon Corporation, New York	December 23, 2013	December 20, 2013	4,290,303	4.61	2
The Bank of New York Mellon Corporation, New York	December 27, 2013	December 24, 2013	4,290,918	4.61	2
The Bank of New York Mellon Corporation, New York	December 31, 2013	December 30, 2013	4,288,918	4.61	2
The Bank of New York Mellon Corporation, New York	January 28, 2014	January 24, 2014	4,255,283	4.57	2
The Bank of New York Mellon Corporation, New York	January 31, 2014	January 29, 2014	4,196,801	4.51	2
The Bank of New York Mellon Corporation, New York	February 3, 2014	January 31, 2014	3,828,655	4.11	2
BlackRock, Inc., New York	February 5, 2014	February 3, 2014	4,660,767	5.00	5
BlackRock, Inc., New York	February 6, 2014	February 4, 2014	4,800,151	5.15	6
1 More details on Syngenta’s disclosures under the Swiss Stock Exchange Act can be found on:
http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html
2 Addition and/or deletion of direct and/or indirect holder(s)
3 Share position below threshold value of 5% (shares 4.98%, CFDs 0.03%)
4 Total position below threshold value of 5% (shares 4.95%, CFDs 0.02%)
5 Total position reaches threshold value of 5% (shares 4.99%, CFDs 0.02%)
6 Total position exceeds threshold value of 5% (shares 5.09%, CFDs 0.06%)

In the reporting period, no other party disclosed a notifiable holding in the Syngenta share capital to Syngenta AG.

In 2011 and 2012, as already disclosed in previous Forms 20-F, the following notifications have been made to Syngenta:

Name and location of shareholder, nominee or ADS depositary	Date of the act which created the obligation for the shareholder to notify	Notified holding in %1
The Bank of New York Mellon Corporation, New York	December 4, 2012	4.15	2
The Bank of New York Mellon Corporation, New York	November 9, 2012	4.12	2
The Bank of New York Mellon Corporation, New York	June 1, 2012	3.88	2
The Bank of New York Mellon Corporation, New York	May 4, 2012	3.19	2
The Bank of New York Mellon Corporation, New York	April 27, 2012	3.05	2

BlackRock, Inc., New York	August 22, 2012	5.02	2
BlackRock, Inc., New York	November 9, 2011	5.05	2
BlackRock, Inc., New York	October 14, 2011	5.06	2

The Capital Group Companies, Inc., Los Angeles	November 16, 2012	4.98	2
The Capital Group Companies, Inc., Los Angeles	December 9, 2011	9.84	2
1 More details on Syngenta’s disclosures under the Swiss Stock Exchange Act can be found on:
http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html
2 Voting rights in percent of Syngenta’s share capital for shares owned by accounts under the discretionary investment management of The Capital Group Companies

The above major shareholders have the same voting rights as Syngenta’s other shareholders provided they are in compliance with the regulations of the Articles of Incorporation (article 5) and the related special provisions concerning nominee registrations.

As of January 31, 2014, Syngenta AG itself held 1,356,555 shares in treasury corresponding to 1.46 percent of the share capital.

As of January 31, 2014, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG.

To its knowledge, the Company is, as of January 31, 2014, not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 31, 2014, 32,829,591 ADSs of Syngenta AG corresponding to 7.05 percent of the share capital and 6,363,278 ordinary shares of Syngenta AG corresponding to 6.83 percent of the share capital were held by a total of 1,580 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Notes 14 and 24 to the consolidated financial statements in Item 18.

Interests of Experts and Counsel

Not applicable.

ITEM 8 — FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 “Financial Statements” for Syngenta’s consolidated financial statements.

Legal Proceedings

For information regarding legal proceedings, see Note 25 to consolidated financial statements in Item 18.

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

At the Annual General Meeting of Shareholders on April 23, 2013, it was decided to pay a dividend of CHF 9.50 per share. At the 2014 General Meeting of Shareholders on April 29, 2014, the Board of Directors will propose a dividend payment of CHF 10.00 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”.  For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.

Significant Changes

No significant changes have occurred since December 31, 2013 except as disclosed in Note 31 to the consolidated financial statements in Item 18.

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

Market Prices on the SIX Swiss Exchange

	Price per share in CHF
	High	Low
Annual Highs and Lows
2009	292.10	211.00
2010	305.50	222.00
2011	324.30	211.10
2012	380.20	274.80
2013	416.00	335.30

Quarterly Highs and Lows
2012
First Quarter	312.10	274.80
Second Quarter	327.30	295.30
Third Quarter	355.70	312.60
Fourth Quarter	380.20	341.00
2013
First Quarter	416.00	367.10
Second Quarter	400.90	348.00
Third Quarter	396.70	360.00
Fourth Quarter	373.00	335.30

Monthly Highs and Lows for most recent six months
2013
August	374.00	360.00
September	378.70	364.00
October	373.00	344.70
November	371.80	349.60
December	356.40	335.30
2014
January	364.40	317.00

Market Prices on the New York Stock Exchange

	Price per ADS1 in US$
	High	Low
Annual Highs and Lows
2009	57.06	36.73
2010	59.93	42.93
2011	71.87	49.14
2012	83.19	58.03
2013	87.73	74.41

Quarterly Highs and Lows
2012
First Quarter	69.07	58.03
Second Quarter	71.48	61.47
Third Quarter	75.58	63.54
Fourth Quarter	83.19	73.29
2013
First Quarter	87.73	80.08
Second Quarter	85.60	74.41
Third Quarter	83.57	77.33
Fourth Quarter	83.03	75.35

Monthly Highs and Lows for most recent six months
2013
August	80.90	77.75
September	83.05	78.17
October	83.03	76.50
November	80.95	76.97
December	80.16	75.35
2014
January	80.25	70.29

1 One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Articles of Incorporation

Set out below is a brief summary of certain provisions of the Articles of Incorporation of Syngenta (herein referred to as AoI) and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoI of Syngenta. Copies of the Syngenta AoI are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “About Syngenta/Governance”. An English translation of the currently valid AoI is included as an exhibit to this Annual Report.

The current AoI reflect the resolutions of the Annual General Meeting of Shareholders (AGM) of April 24, 2012, and the decision of the Board of Directors (the Board) of July 25, 2012. A comprehensive revision of the AoI will be submitted for approval to the AGM of Syngenta of April 29, 2014. The revision implements the legal provisions of the Ordinance Against Excessive Compensation at Listed Companies in Switzerland (VegüV), which has come into effect on January 1, 2014, and includes further amendments. The proposed AoI will be made available on Syngenta’s website (www.syngenta.com) in the section “Investor Relations/Annual General Meeting” as of March 19, 2014. Subject to the approval by the AGM, the new AoI will be made publicly available in the course of 2014 on the internet in the section “About Syngenta/Governance”.

Syngenta AG is registered as a stock corporation in the Commercial Register of the Canton of Basel-City under number CH-170.3.023.349-3. The business purpose of Syngenta is to hold interests in enterprises, particularly in the areas of agribusiness; in special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad.

Capital Structure and Shares

Upon the decision of the AGM of April 24, 2012, the nominal share capital of Syngenta is CHF 9,312,614.90, divided into 93,126,149 registered shares with a par value of CHF 0.10 each. All of the Syngenta shares have been issued in registered form and are fully paid-in.

Previously, from April 19, 2011, to April 24, 2012, the share capital of Syngenta was CHF 9,376,289.90, divided into 93,762,899 registered and fully paid-in shares with a par value of CHF 0.10 each.

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

Shareholders’ Meetings

Under Swiss law, an AGM must be held within six months after the end of Syngenta’s business year. Shareholders’ meetings may be convened by the Board or, if necessary, by the statutory auditor. The Board is further required to convene an extraordinary shareholders’ meeting if determined by an ordinary shareholders’ meeting, if requested by shareholders holding in the aggregate at least 10 percent of the share capital of Syngenta or if requested by the auditor.

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

The shareholders’ meeting passes resolutions and holds elections, if not otherwise required by law or the Company’s AoI, with the absolute majority of the votes represented. Under Swiss law and per the Company’s AoI, a resolution passed at a shareholders’ meeting with a supermajority of 66²/3 percent of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for:

-	the alteration of the purpose of the Company

-	the creation of shares with increased voting powers

-	an implementation of restrictions on the transfer of registered shares and the removal of such restrictions

-	an authorized or conditional increase of the share capital

-	an increase of the share capital made through a transformation of reserves, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights

-	a restriction or suspension of preemptive rights

-	a change of location of the registered office of the Company

-	the dissolution of the Company.

In addition, any provision in the AoI for a stricter voting requirement than the voting requirements prescribed by law or the existing AoI must be adopted in accordance with such stricter voting requirements. The AoI of Syngenta do not contain provisions that lay down stricter voting requirements for shareholders’ meetings than the voting requirements prescribed by law and described above.

According to the AoI, the following powers shall be vested exclusively in the shareholders’ meeting:

-	to adopt and amend the AoI

-	to elect the members of the Board and the Auditor

-	to approve the Annual Report and the Consolidated Financial Statements

-	to approve the Annual Financial Statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends

-	to discharge the members of the Board and the senior management

-	to pass resolutions concerning all matters which by law or the AoI are reserved to the authority of the general meeting.

The Swiss Federal Council’s Ordinance Against Excessive Compensation at Listed Companies requires as of January 1, 2014, the AGM to elect or re-elect individually every member of the Board, the Chairman of the Board, the members of the Compensation Committee and the Independent Proxy, all of them on a yearly basis.

Shareholders may arrange to be represented at the AGM by their legal representative, another shareholder with the right to vote, a representative designated in an agreement with a nominee or the Independent Proxy. Based on the Swiss Federal Council’s Ordinance Against Excessive Compensation at Listed Companies, the representation of shareholders by corporate bodies, banks or brokers is no longer allowed since January 1, 2014.

Votes are taken by electronic voting or on a show of hands unless the shareholders resolve to have a ballot or the Chairman of the meeting orders such ballot.

Pre-Emptive Rights

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to prior approval at the shareholders’ meeting. As a rule, Syngenta shareholders have pre-emptive rights for all new issues of securities. However, these pre-emptive rights may be restricted or excluded by a resolution of a shareholders’ meeting on valid grounds. The resolution must be taken by a majority of two-thirds of the votes represented at the meeting and the absolute majority of the par value of the shares represented (unless provided otherwise in the AoI). Valid grounds include, for instance, the acquisition of all or part of the assets and liabilities or the acquisition of the shares of another company as well as the creation of employee participation plans. The shareholders may not be treated unequally in connection with any exclusion of pre-emptive rights. Moreover, it must be in the interest of the Company to exclude such pre-emptive rights in any given case. In the event of a conditional or authorized share capital increase, the shareholders’ meeting may delegate the decision as to whether pre-emptive rights should be excluded to the Board provided the fundamental principles upon which the decision has to be made are determined pursuant to the shareholders’ meeting.

Borrowing Power

Neither Swiss law nor the AoI of Syngenta restrict in any way Syngenta’s power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of Syngenta’s Board, with no shareholders’ resolution required.

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

Directors

According to article 24 of the AoI, the Board may pass resolutions with respect to all matters which are not reserved to the authority of the shareholders’ meeting by law or by the AoI. The exercise of this power does not require shareholder approval.

The Swiss Federal Council’s Ordinance Against Excessive Compensation at Listed Companies requires as of January 1, 2014, the AGM to elect or re-elect individually every member of the Board, the Chairman of the Board, the members of the Compensation Committee and the Independent Proxy, all of them on a yearly basis. The Directors shall automatically retire after the lapse of the twelfth year of office or, if earlier, after the expiry of the seventieth year of age, provided that the retirement shall become effective on the date of the next annual shareholders’ meeting following such event.

The Syngenta Compensation Committee makes recommendations to the Board on the compensation of the Chairman, the CEO and the members of the Board. Pursuant to article 21 of Syngenta’s AoI, the Board is conferred the final authority to determine the remuneration of its members. According to article 5 of the Regulations governing the Internal Organization of Syngenta, all Directors are obliged to leave the meeting room when business is dealt with that impinges on such Directors’ own interests or those of a person or legal entity close to such Directors. In addition, Swiss law requires Directors and members of senior management to safeguard the interests of the Company and imposes a duty of care and a duty of loyalty on such persons. These duties are generally interpreted to mean that Directors and members of senior management may not participate in decisions that personally affect them. Directors and officers are personally liable to the Company for breach of these duties.

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

Dividends

Swiss law requires that at least five percent of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than twenty percent of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the AoI provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself approve the dividend. In practice, the dividend proposal of the Board is usually approved at the AGM. Dividends are usually due and payable shortly after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Therefore, all shareholders are entitled to equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs.

Liquidation

According to Swiss Law, each shareholder is entitled to receive the part of the assets of a company remaining after its liquidation which is proportional to its paid-in shareholding.

Redemption Provision

Swiss law limits the number of shares which the Company may hold or repurchase. The Company and its subsidiaries may repurchase shares only if (i) the Company has sufficient free reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed ten percent of the nominal share capital of the Company. No dividend is paid on shares held by the Company and its subsidiaries. Furthermore, the Company must create a reserve on its balance sheet in the amount of the purchase price of the acquired shares.

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

Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who hold more than one-third of the voting rights of a company incorporated in Switzerland of which at least one class of equity securities is listed on the Swiss Exchange must submit a takeover bid to all remaining shareholders. A mandatory takeover bid must be made under certain rules (including rules with respect to price and procedures) as set forth in the Swiss Stock Exchange Act.

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

AstraZeneca and Novartis are allocated liability and indemnify Syngenta for such matters arising from their respective sites and businesses, including AstraZeneca’s businesses (not including AstraZeneca’s agrochemical business) and sites and Novartis’ businesses (not including the Novartis agribusiness) and sites, with exceptions for certain specific sites and circumstances.

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

Exchange Controls

There are currently no Swiss laws, decrees or regulations restricting the payment of dividends or other payments to holders of Syngenta shares or ADSs who are non-Swiss residents. There are no limitations relating only to non-Swiss persons under Swiss law or the AoI of Syngenta on the right to be a holder of Syngenta shares or ADSs.

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

As of January 1, 2014, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Latvia	Singapore
Algeria	Georgia	Lithuania	Slovakia
Armenia	Germany	Luxembourg	Slovenia
Australia	Ghana	Macedonia	South Africa
Austria	Greece	Malaysia	Spain
Azerbaijan	Hong Kong	Malta	Sri Lanka
Bangladesh	Hungary	Mexico	Sweden
Belgium	Iceland	Moldova	Tadzhikistan
Belarus	India	Mongolia	Taiwan
Bulgaria	Indonesia	Montenegro	Thailand
Canada	Iran	Morocco	Trinidad and Tobago
Chile	Ireland	Netherlands	Tunisia
China	Israel	New Zealand	Turkey
Colombia	Italy	Norway	Turkmenistan
Croatia	Ivory Coast	Pakistan	Ukraine
Czech Republic	Jamaica	Philippines	United Arab Emirates
Denmark	Japan	Poland	United Kingdom
Ecuador	Kazakhstan	Portugal	United States
Egypt	Kyrgyzstan	Qatar	Uruguay
Estonia	Kuwait	Romania	Uzbekistan
Finland	Republic of Korea	Russia	Vietnam
		Serbia	Venezuela

Double tax treaties with Guernsey, Isle of Man, Jersey and Peru have been concluded; however, these treaties are not yet in force.

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

Income and Profit Tax on Dividends and Similar Distributions

Individuals
An individual who is a Swiss resident for tax purposes, or is a non-Swiss resident holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Syngenta shares in his relevant Swiss tax returns. Furthermore, the Direct Federal Tax on dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) is reduced to 60 percent (if shares are held as private assets) or 50 percent (if shares are held as business assets) of regular taxation (Teilbesteuerung), if the investment amounts to at least 10 percent of nominal capital of the participation. All cantons have introduced a similar partial taxation on cantonal and communal level. A reduction of the shares’ nominal value by means of a capital reduction or a repayment out of qualifying reserves from capital contributions does not represent a taxable distribution received on the Syngenta shares to be reported in his relevant tax return for Swiss resident individuals for tax purposes holding Syngenta shares as private assets.

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Syngenta shares as part of a Swiss establishment are required to include taxable distributions received on the Syngenta shares in their income subject to Swiss corporate income taxes. Payments received under a share capital reduction of Syngenta also qualify as taxable distributions received on the Syngenta shares, as far as the capital reduction is not considered as a (partial) disinvestment (reduction of the book value) in the statutory annual accounts of the legal entity holding Syngenta shares. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Syngenta shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax reduction with respect to dividends and income on capital repayments (participation relief / Beteiligungsabzug).

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

Individuals who are Swiss residents for tax purposes and who hold the Syngenta shares as business assets, or are non-Swiss residents holding Syngenta shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Syngenta shares in their income subject to Swiss income tax. Certain reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) might be available if certain conditions are met (e.g. holding period of at least one year). Whether shareholders are entitled to these reductions needs to be assessed on an individual basis and shareholders should consult their own legal, financial or tax advisor.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2013. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

United States Holders must include the gross amount of any taxable dividend (including any amount withheld in respect of Swiss income taxes) in gross income. The dividend will be subject to United States federal income tax as ordinary foreign source dividend income. Subject to certain limitations, and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate United States Holders in taxable years beginning before January 1, 2014 may be taxable at favorable rates, provided that certain holding period and other requirements are met. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum rate to 20 percent for individuals with incomes over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. The holders should consult their own tax advisors regarding the availability of the reduced rate of tax based upon on their particular situation. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations under the Code. Such dividends will constitute foreign source dividend income for foreign tax credit purposes.

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

Backup Withholding and Information Reporting

Information reporting requirements may apply to a United States Holder with respect to the interest in specified foreign financial assets with a value above the applicable reporting threshold in addition to distributions by Syngenta, or to the proceeds of a sale or redemption of Syngenta shares or Syngenta ADSs. Backup withholding may apply to these payments if the United States Holder fails to furnish its correct taxpayer identification number and certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder’s United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Foreign Account Tax Compliance Act

On March 18, 2010, the United States enacted provisions commonly referred to as the Foreign Account Tax Compliance Act (FATCA), which introduce reporting and withholding requirements for Foreign Financial Institutions (FFIs) with respect to certain accounts and payments effective as from July 1, 2014. On February 14, 2013, Switzerland and the United States signed an Intergovernmental Agreement (IGA) regarding the implementation of FATCA with respect to Swiss Financial Institutions. According to the current understanding of the FATCA provisions, Syngenta AG should not qualify as an FFI and should therefore not be subject to any FATCA reporting or withholding obligations. It is however possible that one or several Syngenta group companies might qualify as FFI and might therefore be subject to FATCA obligations.

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

A financial risk management framework is in place in the form of a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) monthly assessment of the impact of market risks against defined risk limits (see following section), which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

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

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current and forecast positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments.VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

($m)	December 31, 2013 Value-at-Risk			December 31, 2012 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	114	1	99%	113	0	100%
Brazilian real	55	6	89%	31	1	97%
Euro	32	4	88%	21	1	95%
British pound sterling	30	2	93%	17	1	94%
Other core currencies1	27	1	96%	13	0	100%
Rest of world	109	20	82%	61	11	84%
Total undiversified	368	33	91%	256	14	95%
Diversification	(258)	(25)	90%	(178)	(11)	94%
Net VaR	110	8	93%	78	2	97%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $8 million (December 31, 2012: $2 million).

The net resulting Value-at-Risk at December 31, 2013 is higher compared with December 31, 2012 mainly due to growth of the business, particularly in emerging markets. The largest exposures arise in Swiss franc, Brazilian real, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market. In recent years, due to the growth of Syngenta sales, exposures are increasing in emerging markets (particularly Brazil).

The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ended December 31, 2013 was $9 million (December 31, 2012: $6 million), and before hedges was $134 million (December 31, 2012: $95 million).

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

($m)	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	157	99	37%	123	81	34%
Brazilian real	172	138	20%	85	58	32%
Euro	38	41	(8)%	45	41	9%
British pound sterling	29	25	14%	23	9	61%
Other core currencies1	43	34	21%	43	28	35%
Rest of world	124	122	2%	149	148	1%
Total undiversified	563	459	18%	468	365	22%
Diversification	(296)	(262)	11%	(295)	(232)	21%
Net EaR	267	197	26%	173	133	23%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the total potential adverse movement for 2014 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was $197 million (December 31, 2012: $133 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency can occur.

The net resulting Earnings-at-Risk figures at December 31, 2013 increased compared with December 31, 2012 due to higher volatilities and the growth of the business. Earnings-at-Risk exposures are greatest for the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized.

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

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2013 and 2012.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2013 Value-at-Risk	December 31, 2012 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	107	76
Swiss franc	286	163
Euro	29	37
British pound sterling	61	44
Other core currencies1	13	14
Rest of world	101	68
Total undiversified	597	402
Diversification	(182)	(91)
Net VaR	415	311

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $415 million (December 31, 2012: $311 million). The Value-at-Risk at December 31, 2013 increased compared with December 31, 2012 due to higher volatilities and exposure volumes.

The two largest single exposures arise in the Swiss franc and Brazilian real, driven by the large operations and investments in facilities in Switzerland and Brazil.

The average Value-at-Risk after hedges, at a 99 percent confidence level, for the year ended December 31, 2013 was $383 million (December 31, 2012: $374 million).

Interest rate risk

Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions with the objective to manage its interest rate risk within approved risk limits. At December 31, 2013, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $12 million (2012: $4 million). The net amount of Earnings at Risk on net debt, as defined in Note 27 to the consolidated financial statements in Item 18, due to potential changes in interest rates was immaterial at December 31, 2013 and 2012.

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

At December 31, 2013, there was no hedge protection in place for oil for 2014 (December 31, 2012: no hedge protection in place for oil for 2013). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices. Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Natural gas ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	4	67%	14	6	57%
Diversification	(2)	(1)	50%	(4)	(1)	75%
Net EaR	10	3	70%	10	5	50%

	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Soft commodities ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified1	54	35	35%	119	101	15%

1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2013 to $35 million (December 31, 2012: $101 million). The decrease in net risk in 2013 is mainly due to lower price levels and lower exposure volumes.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	–	Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property
	–	Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates
$0.02 (or less) per ADS	–	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	–	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.02 (or less) per ADS per calendar year	–	Depositary services
Registration or transfer fees	–	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	–	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	–	Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	–	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	–	As necessary

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

From January 1, 2013, to December 31, 2013, Syngenta received from the depositary $772,300 as reimbursement of the above mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2013, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Syngenta’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, Syngenta’s internal control over financial reporting was effective based on those criteria.

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

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of at least three independent non-executive directors: Gunnar Brock (Chairman), Stefan Borgas and David Lawrence. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfies certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member that would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Financial Reporting & SOX Compliance, Head of Internal Audit, Head Group Treasury and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2013, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Board of Directors engaged Ernst & Young AG to perform an annual audit of the Company’s financial statements in 2013 and 2012. The following table presents information concerning fees paid to Ernst & Young AG in each of those years.

($m)	2013	2012
Audit fees1	9.6	7.0
Audit-related fees2	0.5	0.4
Tax fees3	0.5	0.5
All other fees4	0.1	0.2
Total	10.7	8.1

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

All of the services provided by EY in 2013 and 2012 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2013	Total number of shares purchased1	Average price paid per share ($)2		Total number of shares purchased as part of publicly announced plans or programs3	Maximum number of shares that may yet be purchased under the plans or programs3
January	—	—
February	—	—
March	—	—
April	—	—
May	—	—
June	—	—
July ( 25th – 31st )	30,000	391.53		10,000	9,302,614
August ( 2nd – 30th )	133,000	396.77		42,000	9,260,614
September ( 2nd – 18th )	78,000	398.27		26,000	9,234,614
October ( 18th – 25th )	21,503	392.22		9,000	9,225,614
November ( 1st – 29th )	105,103	390.97		46,500	9,179,114
December ( 2nd – 10th)	77,894	384.43		33,500	9,145,614
Total	445,500	392.94	4	167,000	9,145,614

1	278,500 shares were purchased in 2013 in the open market to meet the future requirements of share-based payment plans.

2	Amounts shown reflect the conversion of the applicable CHF amounts into $ based on month-end CHF/$ exchange rates.

3
In April 2012, at the Annual General Meeting (AGM) of shareholders, the shareholders approved the request of the Board of Directors to authorize share repurchases starting in 2013 of up to 10 percent of Syngenta's total share capital. The number of shares authorized for share repurchase under this program total 9,312,614 and repurchases under the program commenced on July 25, 2013. In accordance with the requirements for share repurchase programs established by the Swiss Takeover Board ("Übernahmekommission (UEK)"), the authorization term is limited to three years and therefore will expire on July 22, 2016.

4	Purchase price reflects the weighted-average price paid per share ($) during 2013.

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At a meeting held on July 23, 2013, the Board of Directors of the Company decided to propose to its shareholders, the engagement of KPMG AG as its independent registered public accounting firm for the fiscal year ending December 31, 2014. At the same meeting, the Board of Directors of the Company decided to ask Ernst & Young AG (“EY”) to resign as independent registered public accounting firm of the Company. The proposal for KPMG AG to replace EY, will be put to the shareholders at the Annual General Meeting of shareholders on April 29, 2014 and if agreed by the shareholders will be effective from that date. The audit committee of the Board of Directors made the initial recommendations to the Board prior to the Board meeting held on July 23, 2013.

The reports of EY on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2013 and December 31, 2012 and in the subsequent interim period through February 13, 2014, (i) there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report; and (ii) there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K. The Company has requested EY to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated February 13, 2014 is filed as Exhibit 15.2 to this Form 20-F.

ITEM 16G — CORPORATE GOVERNANCE

As permitted by section 303A of the NYSE Listed Company Manual, Syngenta’s corporate governance practices differ from those of domestic companies in the following ways:

NYSE Corporate Governance Standards (Rules)	Practice at Syngenta
Paragraph 3 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual requires non-executive, independent Directors to schedule regular meetings without management participation.

At Syngenta, the Board of Directors is currently composed of nine non-executive, independent Directors plus one executive Director, who concurrently is the Chief Executive Officer (CEO); the CEO is the Head of Syngenta’s managing Executive Committee. Because he is a member of the Board of Directors, the CEO attends all meetings of the Board.

According to paragraph 8 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equity-based compensation plans and material revisions thereto (with limited exemptions).

With the entry into force on January 1, 2014, of the Swiss Federal Council’s Ordinance Against Excessive Compensation at Listed Companies, the articles of incorporation of listed companies must contain, among others, provisions on the basic principles concerning performance-based compensation and the award or allocation of equity securities, conversion or option rights to members of the Board of Directors and the

Executive Committee. In order to become effective, these provisions and any material revisions thereto require the approval of shareholders. At Syngenta, these provisions will be submitted for approval at the Annual General Meeting of April 29, 2014. After approval, Syngenta’s practice will be aligned with paragraph 8 of section 303A of the NYSE Listed Company Manual.
According to the new subsection (c) to paragraph 5 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual, the Compensation Committee may select a compensation consultant, legal counsel or other adviser only after considering all factors relevant to independence from management.

Syngenta currently adheres to the recommendations of paragraph 7 of Appendix 1 of the Swiss Code of Best Practice for Corporate Governance which states that, “If the Committee brings in external consultants to make comparisons and recommendations in the area of senior executive compensation, the Committee itself decides on the consultant to use, issues the mandate, and determines the fee. It evaluates the results critically.”

ITEM 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Syngenta has responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 4, 2014, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation of Syngenta AG*
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG**
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee***
2.3	Indenture dated as of March 28, 2012 among Syngenta N.V., Syngenta AG and The Bank of New York Mellon‡‡‡‡
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC‡
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG‡
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company‡
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.‡
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited‡
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)‡
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.20
Multicurrency Revolving Facilities Agreement dated November 2, 2012 for Syngenta AG and the companies named therein as Borrowers, arranged by Banc of America Securities Limited, Banco Santander, S.A., Citigroup Global Markets Limited, Credit Suisse AG, Deutsche Bank AG, HSBC Bank PLC, UBS AG and Unicredit Bank AG, with Banc of America Securities Limited acting as agent and the financial institutions set forth in Schedule I thereto (“the Multicurrency Revolving Facilities Agreement”)*

4.21	First Extension Request dated September 16, 2013 and Lenders Consent dated October 18, 2013 under the Multicurrency Revolving Facilities Agreement
4.22	Syngenta Long-Term Incentive Plan - USA (Stock Options and Restricted Stock Units)*
4.23	Syngenta Deferred Share Plan (Share Awards)*
4.24	Syngenta Corporation Employee Stock Purchase Plan*
4.25	Syngenta Share Plan for Non-Executive Directors‡‡‡‡
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Letter from EY commenting upon its reading of Item 16-F to Syngenta’s annual report on Form 20-F for the fiscal year ended December 31, 2013
* Exhibit incorporated by reference to Annual Report on Form 20-F filed February 14, 2013 (File No. 001-15152).

** Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523).

*** Exhibit incorporated by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).

**** Exhibits incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222).

‡ The subsidiaries of Syngenta are set forth in Item 4 of this annual report.

‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

‡‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed February 16, 2012 (File No. 001-15152).

‡‡‡‡ Exhibit incorporated by reference to Exhibit 4.1 of Report on Form 6-K filed on March 29, 2012 (File No. 001-15152).

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

Dated: February 13, 2014

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2013. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syngenta AG as of December 31, 2013, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 4, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG
Basel, Switzerland
February 4, 2014

To the Board of Directors and Shareholders of
Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Syngenta AG as of December 31, 2013, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2013, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated February 4, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG
Basel, Switzerland
February 4, 2014

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2013, 2012 and 2011)

($m, except share and per share amounts)	Notes	2013	2012	1	2011	1
Sales	4, 5	14,688	14,202	13,268
Cost of goods sold	(7,986)	(7,223)	(6,790)
Gross profit	6,702	6,979	6,478
Marketing and distribution	(2,394)	(2,423)	(2,390)
Research and development	(1,376)	(1,257)	(1,194)
General and administrative:
Restructuring	6	(175)	(233)	(307)
Divestment (losses)/gains	(4)	(25)	76
Other general and administrative	(667)	(785)	(654)
Operating income	2,086	2,256	2,009
Income from associates and joint ventures	48	7	15
Interest income	28	120	116	93
Interest expense	28	(164)	(142)	(152)
Other financial expense	(22)	(20)	(20)
Currency gains/(losses), net	28	(134)	(101)	(86)
Financial expense, net	(200)	(147)	(165)
Income before taxes	1,934	2,116	1,859
Income tax expense	7	(285)	(266)	(289)
Net income	1,649	1,850	1,570
Attributable to:
Syngenta AG shareholders	8	1,644	1,847	1,569
Non-controlling interests	5	3	1
Net income	1,649	1,850	1,570
Earnings per share ($):
Basic earnings per share	8	17.88	20.16	17.07
Diluted earnings per share	8	17.78	20.05	16.98
Weighted average number of shares:
Basic	91,952,222	91,644,190	91,892,275
Diluted	92,459,306	92,132,922	92,383,611

1	After effect of accounting policy change for employee benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2013, 2012 and 2011)

($m)	Notes	2013	2012	1	2011	1
Net income	1,649	1,850	1,570
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	22	146	(118)	(170)
Income tax relating to items that will not be reclassified to profit or loss	7	(55)	20	51
91	(98)	(119)
Items that may be reclassified subsequently to profit or loss: Unrealized gains/(losses) on available-for-sale financial assets	28	17	(1)	3
Gains/(losses) on derivatives designated as cash flow and net investment hedges	29	14	108	(150)
Currency translation effects	(39)	86	(186)
Income tax relating to items that may be reclassified subsequently to profit or loss	7	(62)	(22)	(14)
(70)	171	(347)
Total comprehensive income	1,670	1,923	1,104
Attributable to:
Syngenta AG shareholders	1,666	1,921	1,104
Non-controlling interests	4	2	–
Total comprehensive income	1,670	1,923	1,104

1	After effect of accounting policy change for employee benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2013 and 2012 and January 1, 2012)

($m, except share amounts)	Notes	Dec 31, 2013	Dec 31, 20121	Jan 1, 20121
Assets
Current assets:
Cash and cash equivalents		902	1,599	1,666
Trade receivables	9, 28	3,445	3,191	2,736
Other accounts receivable	9, 28	979	932	690
Inventories	11	5,576	4,734	4,190
Derivative and other financial assets	28	195	251	269
Other current assets	10	249	257	199
Total current assets		11,346	10,964	9,750
Non-current assets:
Property, plant and equipment	12	3,506	3,193	3,025
Intangible assets	13	3,381	3,501	2,869
Deferred tax assets	7	960	1,075	930
Financial and other non-current assets	14, 28	819	562	536
Investments in associates and joint ventures	14	204	143	131
Total non-current assets		8,870	8,474	7,491
Total assets		20,216	19,438	17,241
Liabilities and equity
Current liabilities:
Trade accounts payable	15, 28	(3,817)	(3,409)	(2,881)
Current financial debt and other financial liabilities	16, 27, 28	(1,591)	(1,048)	(955)
Income taxes payable		(687)	(574)	(547)
Other current liabilities	17, 28	(973)	(1,160)	(1,028)
Provisions	19	(288)	(236)	(232)
Total current liabilities		(7,356)	(6,427)	(5,643)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 27, 28	(1,796)	(2,514)	(2,374)
Deferred tax liabilities	7	(794)	(871)	(761)
Provisions	19	(766)	(841)	(928)
Total non-current liabilities		(3,356)	(4,226)	(4,063)
Total liabilities		(10,712)	(10,653)	(9,706)
Shareholders’ equity:
Issued share capital: 2013: 93,126,149 ordinary shares (2012: 93,126,149; 2011: 93,762,899)	20	(6)	(6)	(6)
Retained earnings		(6,151)	(5,295)	(4,466)
Reserves		(3,815)	(3,884)	(3,736)
Treasury shares: 2013: 1,375,688 ordinary shares (2012: 1,387,266; 2011: 2,508,759)	20	481	411	682
Total shareholders’ equity		(9,491)	(8,774)	(7,526)
Non-controlling interests		(13)	(11)	(9)
Total equity		(9,504)	(8,785)	(7,535)
Total liabilities and equity		(20,216)	(19,438)	(17,241)

1	After effect of accounting policy change for employee benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31, 2013, 2012 and 2011)

($m)	Notes	2013	2012	1	2011	1
Income before taxes	1,934	2,116	1,859
Reversal of non-cash items	21	910	1,020	843
Cash (paid)/received in respect of:
Interest received	104	135	96
Interest paid	(187)	(162)	(174)
Other financial receipts	112	62	216
Other financial payments	(247)	(260)	(252)
Income taxes	(292)	(378)	(282)
Restructuring costs	19	(37)	(55)	(71)
Contributions to pension plans, excluding restructuring costs	19	(128)	(78)	(198)
Other provisions	19	(71)	(182)	(116)
Cash flow before change in net working capital	2,098	2,218	1,921
Change in net working capital:
Change in inventories	(884)	(555)	(478)
Change in trade and other working capital assets	(365)	(814)	(120)
Change in trade and other working capital liabilities	365	510	548
Cash flow from operating activities	1,214	1,359	1,871
Additions to property, plant and equipment	12	(625)	(508)	(479)
Proceeds from disposals of property, plant and equipment	24	30	20
Purchases of intangible assets	13	(75)	(112)	(62)
Purchases of investments in associates and other financial assets	(27)	(59)	(34)
Proceeds from disposals of intangible and financial assets	14	21	22
Net cash flows from (purchases)/disposals of marketable securities	7	(8)	11
Business acquisitions (net of cash acquired)	(101)	(654)	(19)
Business divestments	11	72	69
Cash flow used for investing activities	(772)	(1,218)	(472)
Increases in third party interest-bearing debt	714	1,256	305
Repayments of third party interest-bearing debt	(775)	(721)	(906)
Sales of treasury shares and options over own shares	83	105	45
Acquisitions of non-controlling interests	(39)	–	–
Purchases of treasury shares	(176)	(81)	(422)
Distributions paid to shareholders	(921)	(791)	(706)
Cash flow used for financing activities	(1,114)	(232)	(1,684)
Net effect of currency translation on cash and cash equivalents	(25)	24	(16)
Net change in cash and cash equivalents	(697)	(67)	(301)
Cash and cash equivalents at the beginning of the year	1,599	1,666	1,967
Cash and cash equivalents at the end of the year	902	1,599	1,666

1	After effect of accounting policy change for employee benefits described in Note 2 below

Of total cash and cash equivalents of $902 million (2012: $1,599 million; 2011: $1,666 million), $153 million (2012: $125 million; 2011: $175 million) is required to meet insurance solvency requirements of the Group’s insurance subsidiaries and $nil (2012: $59 million; 2011: $nil) was held in escrow pursuant to Syngenta’s takeover offer for Devgen. These amounts therefore were not readily available for the general purposes of the Group. There are no other significant restrictions on Syngenta’s ability to use assets or settle liabilities.

At December 31, 2013, cash equivalents totalled $518 million (2012: $868 million; 2011: $892 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statements of Changes in Equity
(for the years ended December 31, 2013, 2012 and 2011)

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 20111	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net income1						1,569	1,569	1	1,570
OCI1				(113)	(233)	(119)	(465)	(1)	(466)
Total comprehensive income1	–	–	–	(113)	(233)	1,450	1,104	-	1,104
Share based compensation			34			65	99		99
Dividends paid						(705)	(705)	(1)	(706)
Share repurchases			(422)				(422)		(422)
Cancellation of treasury shares		(31)	195			(164)	–		–
Other and income taxes on share based compensation						11	11		11
December 31, 20111	6	3,460	(682)	(149)	425	4,466	7,526	9	7,535
Net income1						1,847	1,847	3	1,850
OCI1				97	74	(97)	74	(1)	73
Total comprehensive income1	–	–	–	97	74	1,750	1,921	2	1,923
Share based compensation			153			26	179		179
Dividends paid						(791)	(791)		(791)
Share repurchases			(81)				(81)		(81)
Cancellation of treasury shares		(23)	199			(176)	–		–
Other and income taxes on share based compensation						20	20		20
December 31, 20121	6	3,437	(411)	(52)	499	5,295	8,774	11	8,785
Net income						1,644	1,644	5	1,649
OCI				17	(86)	91	22	(1)	21
Total comprehensive income				17	(86)	1,735	1,666	4	1,670
Share based compensation			106			44	150		150
Dividends paid						(921)	(921)		(921)
Share repurchases			(176)				(176)		(176)
Other and income taxes on share based compensation						(2)	(2)	(2)	(4)
December 31, 2013	6	3,437	(481)	(35)	413	6,151	9,491	13	9,504

1	After effect of accounting policy change for employee benefits described in Note 2 below

The accompanying notes form an integral part of the consolidated financial statements.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. In 2011, a dividend of 7.00 Swiss francs (“CHF”) ($7.64) per share was paid in respect of 2010. In 2012, a dividend of 8.00 Swiss francs ($8.82) per share was paid in respect of 2011. In 2013, a dividend of CHF 9.50 ($10.01) per share was paid in respect of 2012.

The Board of Directors recommends a dividend payment of CHF 10.00 per share (equivalent to $11.22 per share translated at the December 31, 2013 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 29, 2014.

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

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS or IFRSs) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for items that are required by IFRSs to be measured at fair value, principally derivative financial instruments, available-for-sale financial assets and biological assets, which are valued at fair value less costs to sell.

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its more than 150 subsidiaries globally (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures. Approximately 25 subsidiaries are significant legal entities. There are no material non-controlling interests or structured entities. Syngenta’s main research and development facilities are located in Switzerland, UK, USA and India and its main production sites are in Switzerland, UK, USA, France, China, India and Brazil. Syngenta AG’s principal executive offices are at Schwarzwaldallee 215, 4058 Basel, Switzerland.

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

The consolidated financial statements were approved by the Board of Directors on February 4, 2014.

2. Significant accounting policy changes, judgments and estimates

This note describes the impact on Syngenta’s consolidated financial statements of new IFRSs and changes in other accounting policies that have had a material effect, significant accounting judgments made when applying IFRSs, critical assumptions and accounting estimates. Other new IFRSs and accounting policies are described in Note 30.

Adoption of IAS 19 (revised June 2011)
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

In these consolidated financial statements, Syngenta has adopted IAS 19 “Employee Benefits” (revised June 2011). Syngenta has also early adopted “Defined Benefit Plans: Employee Contributions”, Amendments to IAS 19, issued November 2013. The main changes which the revised IAS 19 introduces are as follows:

-	In respect of defined benefit (DB) post-employment plans and other post-retirement benefits:

-
actuarial gains and losses must be recognized in full in OCI, which was already Syngenta’s accounting policy. Consequently, adoption of IAS 19 (revised) has changed neither when nor where Syngenta recognizes actuarial gains and losses, although the revised requirements described below have changed the amount of actuarial gains and losses recognized;

-
interest on the net recognized asset or liability must be recognized in profit or loss, in place of the previously separate recognition of interest cost on the benefit obligation and of an expected return on plan assets. This change increased pre-tax benefit expense for the year ended December 31, 2012 by $33 million (December 31, 2011: $38 million), with a corresponding increase in actuarial gains recognized in OCI. Deferred income tax related to these amounts was also recognized;

-
past service cost arising from plan amendments must be recognized in full in profit or loss in the period in which the plan amendment occurs, in place of the previous requirement to recognize such costs over the vesting period for the amended benefits. At January 1, 2011, Syngenta had a $21 million pre-tax liability for unrecognized past service gains, mainly in respect of its Swiss pension plan. Upon adoption of the revised IFRS, this past service gain has been recognized retrospectively. Syngenta has not recognized this amount as an increase in its defined benefit pension asset because of the pension asset ceiling test described below under ‘application of critical accounting policies’. For that reason, consolidated retained earnings brought forward at January 1, 2011 are unaffected by the new requirements for immediate recognition of past service cost. The impacts on Syngenta’s profit or loss for the years ended December 31, 2012 and 2011 were immaterial;

2. Significant accounting policy changes, judgments and estimates continued

-
for plans with employee contributions which vary with the employee’s age or length of service, actuarial calculations now allocate both gross benefits and employee contributions to accounting periods separately in accordance with the projected unit credit actuarial method, rather than allocating only the gross benefit before deducting member contributions, and recognizing member contributions when paid, as has previously been actuarial practice. For Syngenta’s Swiss pension plan, which has an age dependent scale of employee contribution rates, this requirement reduced the amount recognized for its defined benefit obligation by $25 million at December 31, 2012 (December 31, 2011: $24 million), before related deferred income tax effects. Syngenta has recognized this accounting change retrospectively, but there was no effect on retained earnings brought forward at January 1, 2011, for the same reason as for the past service cost change described above. The related impact on Syngenta’s profit or loss for 2012 and 2011 were immaterial. For plans where employee contributions throughout service are a constant percentage of pensionable pay, such as its UK pension plan, Syngenta has used the permitted practical expedient in IAS 19 and has reduced the service cost of the period in which the contributions are paid and the service is rendered. Syngenta believes the impact of applying this expedient, compared to allocating gross benefits and employee contributions separately, is not material and that the costs of separately allocating benefits and employee contributions would outweigh any related benefits;

-	additional disclosures are required and have been provided in Note 22.

-
In respect of termination benefits, restructuring costs incurred to retain the services of employees during a transition period in excess of applicable legal minimums will now be expensed over the required retention period, instead of being recognized in full when the restructuring and the retention benefits are communicated to employees. The impact of adopting this requirement on restructuring expense and provisions for the periods presented in these consolidated financial statements is immaterial.

IAS 19, “Employee Benefits” (revised June 2011), has been applied retrospectively and the effect on the comparative information presented for each financial statement line item is set out in the following tables. As explained above, there was no impact on consolidated retained earnings at January 1, 2011. Except for the effect on the accounting for the 2013 amendment to Syngenta’s Swiss pension plan described in Note 22, the effect of adopting IAS 19 (revised June 2011) on each financial statement line item for the year ended December 31, 2013 is not materially different from the effect on the respective financial statement line item for the year ended December 31, 2012.

Adjustments to the consolidated income statement for the year ended December 31, 2012
($m, except share and per share amounts)	As reported	Adoption of IAS 19	After adoption of IAS 19
Sales	14,202	-	14,202
Cost of goods sold	(7,218)	(5)	(7,223)
Gross profit	6,984	(5)	6,979
Marketing and distribution	(2,418)	(5)	(2,423)
Research and development	(1,253)	(4)	(1,257)
General and administrative	(1,021)	(22)	(1,043)
Operating income	2,292	(36)	2,256
Income from associates and joint ventures	7	-	7
Financial expense, net	(147)	-	(147)
Income before taxes	2,152	(36)	2,116
Income tax expense	(277)	11	(266)
Net income	1,875	(25)	1,850
Attributable to:
Syngenta AG shareholders	1,872	(25)	1,847
Non-controlling interests	3	-	3
Net income	1,875	(25)	1,850
Earnings per share ($):
Basic earnings per share	20.43	(0.27)	20.16
Diluted earnings per share	20.32	(0.27)	20.05

2. Significant accounting policy changes, judgments and estimates continued

Adjustments to the consolidated statement of comprehensive income for the year ended December 31, 2012
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Net income	1,875	(25)	1,850
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	(151)	33	(118)
Income tax relating to items that will not be reclassified to profit or loss	31	(11)	20
	(120)	22	(98)
Items that may be reclassified subsequently to profit or loss	171	-	171
Total comprehensive income	1,926	(3)	1,923
Attributable to:
Syngenta AG shareholders	1,924	(3)	1,921
Non-controlling interests	2	-	2
Total comprehensive income	1,926	(3)	1,923

Adjustments to the consolidated balance sheet at December 31, 2012
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Assets
Total current assets	10,964	-	10,964
Non-current assets:
Deferred tax assets	1,075	-	1,075
Financial and other non-current assets	525	37	562
Other non-current assets	6,837	-	6,837
Total non-current assets	8,437	37	8,474
Total assets	19,401	37	19,438
Liabilities and equity
Total current liabilities	(6,427)	-	(6,427)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,514)	-	(2,514)
Deferred tax liabilities	(863)	(8)	(871)
Provisions	(841)	-	(841)
Total non-current liabilities	(4,218)	(8)	(4,226)
Total liabilities	(10,645)	(8)	(10,653)
Shareholders’ equity:
Total shareholders’ equity	(8,745)	(29)	(8,774)
Non-controlling interests	(11)	-	(11)
Total equity	(8,756)	(29)	(8,785)
Total liabilities and equity	(19,401)	(37)	(19,438)

2. Significant accounting policy changes, judgments and estimates continued

Adjustments to the consolidated cash flow statement for the year ended December 31, 2012
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Income before taxes	2,152	(36)	2,116
Reversal of non-cash items	984	36	1,020

Cash flow from operating activities	1,359	-	1,359

Adjustments to the consolidated income statement for the year ended December 31, 2011
($m, except share and per share amounts)	As reported	Adoption of IAS 19	After adoption of IAS 19
Sales	13,268	-	13,268
Cost of goods sold	(6,786)	(4)	(6,790)
Gross profit	6,482	(4)	6,478
Marketing and distribution	(2,387)	(3)	(2,390)
Research and development	(1,191)	(3)	(1,194)
General and administrative	(853)	(32)	(885)
Operating income	2,051	(42)	2,009
Income from associates and joint ventures	15	-	15
Financial expense, net	(165)	-	(165)
Income before taxes	1,901	(42)	1,859
Income tax expense	(301)	12	(289)
Net income	1,600	(30)	1,570
Attributable to:
Syngenta AG shareholders	1,599	(30)	1,569
Non-controlling interests	1	-	1
Net income	1,600	(30)	1,570
Earnings per share ($):
Basic earnings per share	17.40	(0.33)	17.07
Diluted earnings per share	17.31	(0.33)	16.98

Adjustments to the consolidated statement of comprehensive income for the year ended December 31, 2011
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Net income	1,600	(30)	1,570
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit post-employment plans	(252)	82	(170)
Income tax relating to items that will not be reclassified to profit or loss	71	(20)	51
	(181)	62	(119)
Items that may be reclassified subsequently to profit or loss	(347)	-	(347)
Total comprehensive income1	1,072	32	1,104

1	All attributable to Syngenta AG shareholders

2. Significant accounting policy changes, judgments and estimates continued

Adjustments to the consolidated balance sheet at January 1, 2012
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Assets
Total assets	17,241	-	17,241
Liabilities and equity
Total current liabilities	(5,643)	-	(5,643)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,374)	-	(2,374)
Deferred tax liabilities	(753)	(8)	(761)
Provisions	(968)	40	(928)
Total non-current liabilities	(4,095)	32	(4,063)
Total liabilities	(9,738)	32	(9,706)
Shareholders’ equity:
Total shareholders’ equity	(7,494)	(32)	(7,526)
Non-controlling interests	(9)	-	(9)
Total equity	(7,503)	(32)	(7,535)
Total liabilities and equity	(17,241)	-	(17,241)

Adjustments to the consolidated cash flow statement for the year ended December 31, 2011
($m)	As reported	Adoption of IAS 19	After adoption of IAS 19
Income before taxes	1,901	(42)	1,859
Reversal of non-cash items	801	42	843

Cash flow from operating activities	1,871	-	1,871

Application of critical accounting policies

Royalty and license income
Individual agreements licensing to third parties the right to use Syngenta technology can and do have unique terms and, consequently, the accounting judgments required to apply IAS 18 “Revenue” to each such agreement can differ significantly. Effective January 1, 2011, Syngenta granted Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of E.I. DuPont de Nemours and Co. (“DuPont”) a non-exclusive, global license to its corn rootworm trait MIR604 (AGRISURE®) for corn seed. During 2012, Pioneer received U.S. EPA approval for a seed stack containing the MIR604 trait. That approval was the last substantive milestone relating to the cumulative contractual minimum consideration amount in the license agreement, which is measured in terms of a January 1, 2011 present value. As a result, Syngenta is virtually certain to receive at least that consideration in cash over the period to October 2016, with no remaining substantive performance obligations. Prior to the U.S. EPA approval, Syngenta had recognized non-refundable upfront payments received from Pioneer of $50 million as royalty revenue in each of 2011 and 2012. As specified in the agreement, actual royalty payments are discounted at 10 percent to determine how much of the minimum consideration they settle. Syngenta recognized the $206 million present value of the outstanding minimum consideration as revenue in 2012. Accretion of this amount to reflect the passage of time is recognized as financial income. $40 million of the corresponding receivable balance is included in other current assets at December 31, 2013 (2012: $50 million) and was received in cash in January following the year end. The remaining amount is included in financial and other non-current assets.

Impairment
For purposes of testing goodwill for impairment, goodwill is allocated to cash generating units (CGUs). Syngenta generally defines each crop protection product active ingredient and each seed crop as a CGU. However, where one active ingredient is sold in mixture with other active ingredients to a significant extent, the active ingredients concerned are grouped together into a single CGU because independent cash inflows only exist at this higher level. Each CGU is generally defined on a global basis, reflecting the international nature of the business, and contains tangible assets such as plant and equipment as well as intangible assets such as product and patent rights.

North America corn and soybean seeds are defined as a single CGU because of common intellectual property and other interdependencies between these two crops, which do not apply to other crops. Goodwill on certain major acquisitions, principally Zeneca agrochemicals business goodwill of $548 million, was allocated to each Syngenta operating segment in proportion to each such segment’s relative value at the time Syngenta established its current basis of segmentation, and is tested for impairment at those levels by relating the allocated amount for each segment to the total cash flows of the respective segment. The goodwill amounts allocated to segments and significant other CGUs are disclosed in Note 13.

2. Significant accounting policy changes, judgments and estimates continued

For CGUs to which no goodwill is allocated, a reduction in forecast sales within management’s five year forecast horizon compared with the previous year’s five year forecast cycle combined with a reduction in latest forecasts of current year sales compared with the current year budget, is considered an indicator of market related impairment and results in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of or restrictions placed upon product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

If a CGU becomes impaired, the impairment loss is allocated first to any goodwill in the CGU, and then to reduce the CGU’s other assets pro rata.

Pension asset ceiling
IFRSs require Syngenta to estimate the economic benefit it can obtain from the amount by which the fair value of assets held in a defined benefit plan exceeds the defined benefit obligation (DBO) measured in accordance with IAS 19 (“pension surplus”). This applies both when a surplus exists at the reporting date and when a surplus would arise when Syngenta meets an existing minimum funding obligation. Accounting recognition of a surplus in Syngenta’s UK defined benefit pension plan is supported by the economic benefit of future contribution savings and, when this benefit is less than the surplus, also by the future refund, net of applicable taxes, which Syngenta believes will be unconditionally available to it when all liabilities have been settled. At December 31, 2013, pension provisions have been increased by $nil (2012: $45 million), representing the part of the projected UK plan surplus which does not meet the accounting recognition criteria. The surplus in Syngenta’s Swiss and US plans is supported by the economic benefit of future contribution savings, measured as the excess of future service cost, net of employee contributions, over the present value of required employer contributions for future service (“excess service cost”). At December 31, 2013, in accordance with the guidance agreed between the Swiss audit and actuarial professions on applying the pension asset ceiling to Swiss DB pension plans, the economic benefit to Syngenta of the estimated excess service cost, capitalized as a perpetuity at the 2.25 percent discount rate used to measure the DBO, exceeds the $192 million reported surplus. The surplus has therefore been recognized in full as an asset at December 31, 2013. The result of the Swiss asset ceiling test is sensitive to the discount rate assumption. An increase in the discount rate would reduce excess service cost. At a 2.5 percent discount rate, the December 31, 2013 Swiss surplus would not have been recognized as an asset, and OCI would have been reduced by that amount, net of income taxes. At December 31, 2012, no asset ceiling restriction applied because the main Swiss plan was in deficit. The surplus disclosed for that balance sheet date in Note 22 relates to another Swiss plan.

Foreign currency translation
Syngenta has to make judgments on whether loans between subsidiaries are likely to be repaid in the foreseeable future in order to allocate foreign currency translation differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary. When the functional currency of a subsidiary changes, the capital structure of the subsidiary, including the continuation of loans that are effectively part of the Group’s investment in that subsidiary, may require review. In such cases, Syngenta applies any resulting change in the accounting treatment of foreign currency translation gains and losses on the loan from the same date that it applies the functional currency change.

Critical accounting estimates

Acquisition accounting
Applying the acquisition method of accounting requires significant management judgment to estimate the fair values and useful lives of the acquired assets, in particular intellectual property related to currently marketed products and in-process research and development (IPR&D). Fair value measurements are based on the forecast cash flows which Syngenta believes a typical potential buyer would use to value the assets, excluding any synergy benefits which are considered specific to Syngenta. Key assumptions for technologies under development include:

–	the outcomes of research and development activities;

–	the probability and likely timing of obtaining regulatory approvals for products based on the technology;

–	market size and share;

–	sales pricing trends and competitors’ reaction;

–	cost and efficiency of the production process for the products; and

–	the period over which the products are likely to generate economic benefits given the likely impact of patent expirations.

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

2. Significant accounting policy changes, judgments and estimates continued

Technology based companies acquired by Syngenta may have significant deferred tax assets, related in particular to tax losses carried forward resulting from research and development expenditure. The amount of tax losses available for carry forward upon acquisition is often affected by events which occurred several years before acquisition, which may make estimation difficult. IFRS requires recognition of a deferred tax asset for these losses at the acquisition date to the extent that Syngenta is more likely than not to utilize the losses before they expire, through offset against future taxable profits. Management judgment is required about whether possible tax planning strategies are likely to be acceptable to tax authorities in the relevant jurisdictions. If actual taxable profits and outcomes of tax rulings are materially different from the assumptions made at the acquisition date, the income tax expense of future periods could be materially affected.

The acquisition accounting values recognized for intangible assets and deferred tax assets for acquisitions made during the periods presented in these financial statements are given in Note 3 below.

Impairment review
The recoverable amount for goodwill has been determined based on value in use of the relevant segment, CGU or group of CGUs to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The main assumptions used in determining the recoverable amounts for operating segments and other CGUs include market size and Syngenta’s market share, future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions, and products’ lives. At operating segment level, the key assumptions related to sales volume and value are expressed separately for each product line, market segment and crop, and assumptions related to expenses are expressed by region. At CGU level, assumptions are expressed by product. The assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows for operating segments and other CGUs are based on Syngenta management forecasts, cover a five year horizon and include a terminal value which assumes a 2.0 percent long-term growth rate (2012: 2.0 percent). Syngenta’s forecasts for the North America corn and soybean seed CGU also include the following key assumptions for revenue from seed sales:

-	for each of the two crops, market size expressed as acres planted, Syngenta’s market share, crop commodity prices, and licensing revenues;

-	for new genetic traits, the timing of regulatory approval and marketing launch, and seed pricing compared with existing products.

Management believes, based on recent and expected future growth in agricultural markets, that there are long-term prospects for continued growth in Syngenta’s business.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on a post-tax WACC of 7.2 percent (2012: 6.4 percent). There is considerable debate among financial market participants about what are the most appropriate input values, such as risk-free rate of return and equity risk premium, to use in a WACC calculation under current market conditions. In 2013, as in 2012, when calculating the discount rate, Syngenta has assumed a risk free rate equal to market yields on 10-year government bonds at the date of performing the annual impairment test and a 5.0 percent equity risk premium (2012: 5.0 percent). The discount rate determined in this way is considered to include market estimates of industry sector risk premium. Syngenta’s CGUs generally reflect the global nature of its Crop Protection and Seeds product sales, and a country risk premium is applied only to those CGUs where the geographical scope of operations and cash flows is limited. The pre-tax discount rates used for all segments, CGUs and groups of CGUs ranged from 7.8 percent to 16.0 percent (2012: 7.2 percent to 10.7 percent).

At December 31, 2013, the largest amounts of goodwill were allocated to the Asia Pacific segment ($355 million) and the North America corn and soybean CGU ($315 million). The amount allocated to Asia Pacific increased compared with 2012 because of the allocation of $269 million goodwill in 2013 when the Devgen acquisition accounting measurements were finalized. The pre-tax discount rate used to test Asia Pacific goodwill for impairment was 8.8 percent (2012: 7.8 percent) and the forecast terminal growth rate was 2.0 percent (2012: 2.0 percent). The pre-tax discount rate used to test the North America corn and soybean CGU for impairment was 8.7 percent (2012: 7.5 percent) and the forecast terminal growth rate was 2.0 percent (2012: 2.0 percent).

In the opinion of Syngenta, the outcomes of the impairment tests are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or in the discount rate in the periods presented for any segment, CGU or group of CGUs for which the carrying amount of goodwill is significant except as described below.

At December 31, 2013, one CGU included goodwill of $13 million and other intangible assets of $53 million. The value in use forecasts for this CGU were prepared using a 7.7 percent post-tax discount rate, equivalent to a 9.4 percent pre-tax discount rate. The recoverable amount of this CGU would be equal to its carrying amount if sales prices reduced by 4 percent, sales volumes by 6 percent, or cost of goods sold increased by 5 percent, compared to the assumptions in the 5 year forecast.

At December 31, 2013, one CGU located in Latin America included intangible assets of $nil (2012: $nil) and property, plant and equipment of $47 million (2012: $74 million). The value in use forecasts for this CGU were prepared using an 11.2 percent pre-tax discount rate (2012: 10.7 percent). The recoverable amount of the CGU would be equal to its carrying amount if forecast sales volumes and prices both decreased by 25 percent together with a 40 percent increase in forecast cost of goods sold.

For the year ended December 31, 2013, $23 million of impairment losses were reported for two intangible assets (2012: $13 million for two intangible assets). There were no impairments of property, plant and equipment (2012: $21 million on the retirement from use of production plant machinery in Brazil).

2. Significant accounting policy changes, judgments and estimates continued

Adjustments to revenue and trade receivables
Syngenta’s products are consumed mainly by growers. The timing and amount of cash inflows received by growers is impacted by a broad range of economic and political risks, including crop yields and prices, the availability of credit, and the cost of agricultural inputs such as the products sold by Syngenta and its competitors. The cash flows of distributors that supply Syngenta’s products to growers and represent the majority of Syngenta’s customers are also impacted by these factors. These distributors vary in size and nature from large publicly owned entities to small or medium sized owner-managed businesses. Syngenta’s customer base reflects the geographical diversity of its operations, which encompass more than 90 countries and all significant agriculture areas. Considerable management effort and judgment is applied to actively manage and mitigate the risks to Syngenta from these factors and to determine the accounting estimates associated with them, which include:

–
the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2013, trade accounts payable includes $1,443 million (2012: $1,288 million) of accruals for rebates and returns.

–
accruals for estimated product returns, which are based on historical experience of actual returns where Syngenta considers these to be reliable estimates of future returns. Recognition of revenue and the related trade receivables is deferred in cases where past experience shows that actual returns can vary significantly from estimates. This may arise in market segments where the distribution channel holds several months’ sales of Syngenta products at the reporting date, forecast consumption of those products by growers could be materially affected if market or weather conditions after the reporting date were significantly different from those expected and the volume of products returned by distributors varies with changes in grower consumption. In such cases, Syngenta estimates the amounts to be deferred by collecting from its distributors data that shows the quantities of Syngenta products held by them at the reporting date and applying average actual sales prices to those quantities. In 2013, recognition of $510 million (2012: $378 million) of revenue and trade receivables was deferred.

–
allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2013 amounted to $226 million, or 6 percent (2012: $224 million or 7 percent) of total trade receivables. In 2013, Syngenta reported a $33 million bad debt expense (2012: $11 million; 2011: $34 million). The increase from 2012 to 2013 reflects the net risk impact of business growth in Eastern Europe and Latin America and changes in local crop conditions, as mitigated by barter programs and appropriate security. The decrease from 2011 to 2012 reflects strong collection performance in 2012.

Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.

Seeds inventory valuation and allowances
Seeds inventories are subject to the risk of loss through physical deterioration at all stages of the operating cycle. Syngenta accounts for normal losses which occur during production, both in the pre-harvest growing and the post-harvest processing stages, as part of the cost of inventories of in-process and finished seeds. Normal losses in production, which include the cost of seeds discarded before processing because they do not meet Syngenta’s quality standards, are therefore expensed when the related finished seed is sold to customers. Losses of finished seeds are expensed as incurred. Syngenta records allowances against the cost of seeds inventories for both quality and obsolescence. Syngenta records allowances for quality for finished seed which is currently of defective quality and for finished seed which is expected to deteriorate physically before sale, based on past experience. Syngenta records allowances for obsolescence for excess seed for which there is insufficient forecast customer demand over the expected remaining commercial life of each seed variety. For excess seeds that Syngenta is likely to be able to sell in the commodity market, the allowance is the cost of the seed minus its net realizable value, which is estimated as the expected net proceeds of commodity sale. If commodity sale is not probable, the allowance is the full cost of the excess seed inventories.

To determine the allowances required, management effort and judgment is applied to analyze at crop, variety and batch level seed inventory quantity and quality and forecast sales data, developing commercial practices, available markets and the speed of expected product portfolio changes. The rapidly evolving combination of corn seed genetics and trait stacks in North America and Latin America result in shorter commercial lives of a typical hybrid than in other crops and regions, with variation between actual and previously forecast sales and consequent greater risk of excess seed at individual hybrid level. Excess seed quantities are also affected by harvest yield, which is influenced by unpredictable weather and growing conditions. In 2013, the North American corn harvest delivered significantly greater yields than the historical average, increasing excess seed quantities. In 2013, reflecting these factors, seeds inventory allowance expense was $312 million (2012: $132 million; 2011: $78 million) and allowances at December 31, 2013 were $406 million against an inventory cost of $1,585 million (December 31, 2012: allowances of $260 million against inventory cost of $1,441 million).

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

2. Significant accounting policy changes, judgments and estimates continued

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

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Syngenta has recorded a reimbursement asset of $24 million at December 31, 2013 (2012: $25 million). The movements in environmental provisions are set out in Note 19 below.

In 2013, 2012 and 2011, except for cash paid on provisions established in prior years, there were no material changes to the provisions.

Proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2013, for these shared sites comprise approximately 20 percent of total environmental provisions of $310 million (2012: $345 million). The top ten exposures at the end of 2013 comprise approximately 80 percent of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 30 percent of the total environmental provision recognized at December 31, 2013.

At Syngenta’s Monthey, Switzerland, production site, the work needed to remediate groundwater and soil contamination that exists under and around the site, including investigation, assessment, control and monitoring activities, is ongoing. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on its current knowledge, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation and no significant change to the provision has been made in 2013. However, the extent of the remediation work required, the cost estimates and their allocation are subject to uncertainty.

Defined benefit post-employment benefits
Significant judgment is required when selecting key assumptions for measuring post-employment benefit expense for a period and the defined benefit obligation at the period end for each defined benefit plan. The specific assumptions used are disclosed in Note 22, along with the experience variances between actual and assumed results. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

At December 31, 2013, for each of Syngenta’s three largest DB pension plans, the sensitivity of the DBO to a change in each significant actuarial assumption is as follows:

($m)	Switzerland	UK	USA
Discount rate	72	133	21
Pension increase	n/a	99	n/a
Interest credit rate	18	n/a	n/a
Life expectancy	70	91	9

Each sensitivity amount is calculated assuming that all other assumptions are held constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously. For the UK pension plan, the discount rate and pension increase sensitivities shown are relative to price inflation, because limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK pension regulations. For Syngenta’s Swiss and US plans, the sensitivities are for changes in the nominal discount rates, because the rules and statutory regulations applicable to those plans contain no inflation linkage and indexation of benefits to inflation is not general market practice in those countries. For assumptions other than life expectancy, the above sensitivity amount is the effect of a 25 basis point (bp) change in the stated assumption. Syngenta is not able to predict the extent of likely future changes in these assumptions, but based on past experience, the discount rate for each plan could change by up to 100 bp within a twelve month period. The life expectancy sensitivity is the difference between the December 31, 2013 defined benefit obligation (DBO) and the DBO amount projected using a one year increase, compared to the assumptions actually used, in the life expectancy for each plan member. This alternative projection is calculated using mortality rates that produce an immediate increase of one year for a plan member at normal retirement date, with corresponding changes at other ages. Syngenta is not able to predict the extent of likely future changes in life expectancy. The sensitivity of the DBO to the assumed rate of increase in pensionable pay is not material for any of the above three plans.

To select the discount rate, Syngenta uses yields of AA rated corporate bonds. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (UK and USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (Switzerland). Nominal discount rates at December 31, 2013 are as follows:

2. Significant accounting policy changes, judgments and estimates continued

Switzerland	2.25 percent	(2012: 2.0 percent)
UK	4.4 percent	(2012: 4.5 percent)
USA	4.7 percent	(2012: 3.8 percent)

In valuing the UK DBO at December 31, 2013, the UK long-term rate of retail price inflation (RPI) is assumed to be 3.4 percent (2012: 2.8 percent). Future statutory pension increases are based on consumer price inflation (CPI). Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will see increases linked to CPI. CPI is assumed to be 100 basis points (2012: 70 basis points) below RPI.

In recent years, life expectancy has increased in all major countries in which Syngenta sponsors pension plans. Syngenta sets mortality assumptions after considering the most recent statistics practicable. Syngenta uses generational mortality tables to estimate probable future mortality improvements. These tables assume that the trend of increasing life expectancy will continue, resulting in pension benefit payments to younger members being likely to be paid for longer time periods than older members’ pensions, given that assumed retirement ages are those defined in the rules of each plan. In 2012, in the context of the triennial UK statutory valuation of the plan, Syngenta updated the mortality assumptions for its UK plan and now uses current mortality rates based on the UK Institute and Faculty of Actuaries’ CMI SAPS Pensioner Amounts Light tables reflecting long cohort improvements from 2002-2012, with assumed future improvement of 1.25 percent per annum in line with the CMI Core Projections model 2013 (2012: CMI Core Projections model 2011). Syngenta’s adoption of these mortality assumptions in 2012 increased the benefit obligation by $80 million (3.4 percent).

At December 31, 2013 and 2012, Syngenta valued the benefit obligation for its Swiss pension plan using mortality assumptions from the BVG 2010 generational table. Syngenta’s adoption of these assumptions in 2011 increased the benefit obligation by $66 million (4.4 percent). No further changes were made to these assumptions in 2013 or 2012.

At December 31, 2013, Syngenta used the RP 2000 generational tables with scale AA mortality improvements for its US pension plan, for all purposes other than calculation of lump sums. Adopting these assumptions had no significant impact on the benefit obligation compared to the previous assumptions.

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

Deferred tax assets
At December 31, 2013, Syngenta’s deferred tax assets are $960 million (2012: $1,075 million). Included in this balance are deferred tax assets for unused tax losses of $90 million (2012: $108 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2013, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Argentina and Brazil. For Argentina, no net deferred tax assets have been recognized at December 31, 2013 or 2012. At December 31, 2013, the carrying amount of deferred tax assets recognized in the consolidated balance sheet of one major Syngenta subsidiary in Brazil is $195 million (2012: $179 million) and the amount not recognized is $18 million (2012: $23 million). Syngenta has restricted the amount of deferred tax asset recognized for this subsidiary to the amount recoverable from the forecast taxable profits in the five years (2012: five years) following the balance sheet date.

Uncertain tax positions
Syngenta’s supply chain is international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices for the delivery of goods and charges for the provision of services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the countries in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions. Where a distribution of subsidiary retained earnings would incur withholding taxes, Syngenta also makes a management judgment whether a future distribution is probable.

Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2013, Syngenta’s balance sheet includes assets of $138 million (2012: $130 million) included within Other accounts receivable, and liabilities of $687 million (2012: $574 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include $372 million in respect of the uncertain tax positions described above (2012: $284 million). The liability for uncertain income tax positions which Syngenta expects to be resolved in 2014 is approximately 10 percent of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2013, 2012 and 2011.

2013
On October 31, 2013, Syngenta acquired 100 percent of the shares of MRI Seed Zambia Ltd. (“MRI Seed”) and MRI Agro Zambia Ltd. (“MRI Agro”) (collectively “MRI”) for $84 million in cash, subject to final purchase price adjustment. MRI is a leading developer, producer and distributor of white corn seed in Zambia. Syngenta believes that the white corn market has high growth potential, and the crop is critical to Africa’s future food security. MRI’s corn germplasm is among Africa’s most comprehensive and diverse, incorporating temperate, tropical and sub-tropical material. This unique portfolio will be developed to support expansion in high-growth East African markets and may be leveraged globally through Syngenta’s elite breeding programs. MRI Agro also distributes crop protection chemicals and other agricultural inputs in Zambia.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2013 business combination were as follows. Because of the timing of the acquisition, the amounts recognized at December 31, 2013 for MRI’s assets and liabilities are all provisional.

($m)
Intangible assets	43
Other assets	25
Deferred tax and other liabilities	(6)
Net assets acquired	62
Purchase price	84
Unallocated purchase price	22

Costs related to the MRI acquisition were not material.

Cash flow from the MRI acquisition was as follows:

($m)
Total cash paid for shares	84
Net cash acquired	(3)
Net cash outflow	81

Payments and receipts in 2013 of deferred and contingent consideration related to acquisitions and divestments completed in prior periods were $20 million and $9 million respectively.

On January 30 and March 8, 2013, Syngenta acquired the remaining equity interests in deVGen N.V. (“Devgen”) that it did not already own after its initial takeover offer was settled in December 2012. This was accounted for as a settlement of the liability Syngenta had recognized at December 31, 2012 for non-controlling shareholders’ put rights. On December 23, 2013, Syngenta acquired the remaining 15 percent equity interest in its Malaysian subsidiary, Syngenta Crop Protection Sdn Bhd, that it did not already own. Cash paid for these non-controlling interests was $39 million. This amount is shown within cash flows used for financing activities in the consolidated cash flow statement.

On December 31, 2013, Syngenta divested its Dulcinea Farms business (“Dulcinea”) to Pacific Trellis Fruit LLC (“Pacific Trellis”), a US-based international grower and marketer of fresh produce.

2012
On October 1, 2012, Syngenta acquired from DuPont its professional products insecticide business, a leading supplier for the professional turf, ornamentals and home pest control markets, for a cash consideration of $128 million, including related inventories. The acquisition expanded the range of products which Syngenta offers to golf course and lawn care professionals and to ornamental growers, and also strengthened its portfolio for the control of home pests. The acquisition included the pest control brands Advion® and Acelepryn® and other intellectual property, transfer of certain employees, and exclusive supply and licensing agreements through which Syngenta can access the related active ingredients and formulated products from DuPont. Goodwill was $22 million and represents potential benefits from new product development derived from the acquired products and from combining them with existing Syngenta products. Syngenta expects to claim a tax deduction for this goodwill.

On November 8, 2012, Syngenta acquired control of Pasteuria Bioscience, Inc. (“Pasteuria”), a US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Syngenta recognized a $30 million gain on revaluing the interest to its fair value on November 8, 2012. This gain is reported within the General and administrative line in the 2012 consolidated income statement.

Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition facilitates the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables. Syngenta finalized the acquisition accounting during 2013 with no measurement period adjustments. Goodwill arising on acquiring Pasteuria was $37 million and mainly represents deferred income tax liabilities which, as required by IFRS 3 and IAS 12, are treated as an exception to the fair value principle applied when measuring other items in acquisition accounting. No tax deduction is expected to be available for the goodwill.

3. Acquisitions, divestments and other significant transactions continued

On November 29, 2012, Syngenta acquired 100 percent of the shares of Sunfield Seeds Inc. (“Sunfield”), a US-based provider of sunflower seeds production and processing services, for cash consideration. The acquisition represented an important step in the implementation of Syngenta’s sunflower strategy by strengthening supply chain capabilities to enable future growth. Syngenta finalized the acquisition accounting during 2013. Measurement period adjustments to the provisional asset and liability amounts recognized at December 31, 2012 were not material. Goodwill was $31 million and mainly represents the benefits to Syngenta of integrating Sunfield’s additional production and processing into Syngenta’s operations. Syngenta does not expect to be able to claim a tax deduction for this goodwill.

On September 21, 2012, Syngenta announced a takeover offer for Devgen, a company listed on the Euronext stock exchange. On December 12, 2012, it was announced that on closing of the initial acceptance period, shares and warrants representing 94.11 percent of Devgen’s total issued share capital had been tendered in acceptance of the offer, which was consequently declared unconditional. Syngenta considers December 12, 2012 to be the acquisition date as defined by IFRS 3. At December 31, 2012, Syngenta had paid EUR 375 million ($493 million) for the tendered shares and warrants.

Devgen is a global leader in hybrid rice and RNAi technology. The acquisition enables Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012. In respect of that agreement, Syngenta recognized a $27 million intangible asset separately from the subsequent acquisition, and no gain or loss related to this arose upon acquisition. Syngenta finalized the acquisition accounting in 2013. Measurement period adjustments to the provisional asset and liability amounts recognized at December 31, 2012 were not material. Goodwill was $269 million and principally represents the expected future benefit to Syngenta’s integrated Crop Protection and Seeds commercial strategy arising from the Devgen acquisition. Syngenta has not yet determined the amount of goodwill, if any, which is expected to be deductible for tax.

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2012 business combinations were as follows:

($m)	Devgen	Other	Total fair values
Cash and cash equivalents	66	4	70
Trade receivables and other assets	23	78	101
Intangible assets	202	209	411
Deferred tax assets	43	9	52
Deferred tax and other liabilities	(73)	(120)	(193)
Net assets acquired	261	180	441
Purchase price	493	226	719
Non-controlling shareholders’ put rights	37	–	37
Fair value of interests already held by Syngenta	–	44	44
Goodwill	269	90	359

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from these 2012 acquisitions was as follows:

($m)
Total cash paid for shares	723
Net cash acquired	(70)
Net cash outflow	653

Costs related to the above acquisitions were $8 million.

On June 11, 2012, Syngenta divested the Fafard peat unit of its Lawn and Garden business to Sun Gro Horticulture Canada Ltd. On November 13, 2012, Syngenta divested its US Flowers distribution and brokerage business, Syngenta Horticultural Services, to Griffin Greenhouse Supplies, Inc. Consideration consists of cash for both the above transactions and future consideration receivable is not material. The income statement and cash flow effects of these transactions have been reported in Restructuring within General and administrative and in Business divestments, respectively. Both businesses were divested on a cash and debt free basis. Aggregate assets and liabilities divested were as follows:

($m)	Carrying amounts
Trade receivables and other assets	46
Inventories	29
Property, plant and equipment	28
Intangible assets	17
Other net liabilities	(10)
Net assets divested	110

3. Acquisitions, divestments and other significant transactions continued

2011
In March 2011, in order to further strengthen its market position in Paraguay, Syngenta purchased 100 percent of the shares of Agrosan S.A., an agricultural distributor, together with the trademarks related to its business, for $29 million of cash, $4 million of which is payable in deferred instalments. As a result of the acquisition accounting, an immaterial bargain purchase gain was recognized in Divestment gains/(losses) within General and administrative in the consolidated income statement.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2011 business combination were as follows:

($m)	Fair values
Cash and cash equivalents	2
Trade receivables and other assets	52
Intangible assets	19
Trade payables and other liabilities	(44)
Net assets acquired	29
Purchase price	29
Bargain purchase gain	–

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Cash flow from this 2011 acquisition to date was as follows:

($m)
Total cash paid for shares	25
Net cash acquired	(2)
Net cash outflow	23

In April 2011, Syngenta divested its Materials Protection business to Lanxess AG. The gain on this divestment is included in Divestment gains/(losses) within General and administrative.

4. Segmental breakdown of key figures for the years ended December 31, 2013, 2012 and 2011

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

2013 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	4,184	3,709	3,987	1,931	-	13,811	688	14,499
Royalty income – from third parties	39	139	4	4	-	186	3	189
Total segment sales	4,223	3,848	3,991	1,935	-	13,997	691	14,688
Cost of goods sold	(1,958)	(2,169)	(2,290)	(1,041)	(215)	(7,673)	(313)	(7,986)
Gross profit	2,265	1,679	1,701	894	(215)	6,324	378	6,702
Marketing and distribution	(676)	(544)	(594)	(300)	(104)	(2,218)	(176)	(2,394)
Research and development	-	-	-	-	(1,320)	(1,320)	(56)	(1,376)
General and administrative:
Restructuring	(18)	(27)	(5)	(6)	(101)	(157)	(22)	(179)
Other general and administrative	(141)	(61)	(87)	(54)	(297)	(640)	(27)	(667)
Operating income/(loss) – continuing operations	1,430	1,047	1,015	534	(2,037)	1,989	97	2,086
Included in the above operating income from continuing operations are:
Personnel costs	(541)	(449)	(475)	(266)	(706)	(2,437)	(158)	(2,595)
Depreciation of property, plant and equipment					(320)	(320)	(18)	(338)
Amortization of intangible assets					(238)	(238)	(17)	(255)
Impairment of property, plant and equipment, intangible and financial assets					(34)	(34)	-	(34)
Other non-cash items including charges in respect of provisions					(61)	(61)	(11)	(72)
Gains/(losses) on hedges reported in operating income	-	(14)	25	-	(18)	(7)	15	8

1	EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2013 ($m)
Segment operating income	2,086
Income from associates and joint ventures	48
Financial expense, net	(200)
Income before taxes	1,934

4. Segmental breakdown of key figures for the years ended December 31, 2013, 2012 and 2011 continued

20122 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	3,939	3,574	3,709	1,824	–	13,046	754	13,800
Royalty income – from third parties	35	357	4	3	–	399	3	402
Total segment sales	3,974	3,931	3,713	1,827	–	13,445	757	14,202
Cost of goods sold	(1,864)	(1,807)	(2,057)	(973)	(154)	(6,855)	(368)	(7,223)
Gross profit	2,110	2,124	1,656	854	(154)	6,590	389	6,979
Marketing and distribution	(664)	(607)	(546)	(303)	(95)	(2,215)	(208)	(2,423)
Research and development	–	–	–	–	(1,199)	(1,199)	(58)	(1,257)
General and administrative:
Restructuring	(25)	(27)	(37)	(12)	(119)	(220)	(38)	(258)
Other general and administrative	(146)	(153)	(103)	(46)	(291)	(739)	(46)	(785)
Operating income/(loss) – continuing operations	1,275	1,337	970	493	(1,858)	2,217	39	2,256
Included in the above operating income from continuing operations are:
Personnel costs	(560)	(431)	(492)	(266)	(878)	(2,627)	(168)	(2,795)
Depreciation of property, plant and equipment					(317)	(317)	(16)	(333)
Amortization of intangible assets					(256)	(256)	(9)	(265)
Impairment of property, plant and equipment, intangible and financial assets					(40)	(40)	(5)	(45)
Other non-cash items including charges in respect of provisions					(98)	(98)	(33)	(131)
Gains/(losses) on hedges reported in operating income	–	18	8	–	(57)	(31)	(1)	(32)

1	EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

20122 ($m)
Segment operating income	2,256
Income from associates and joint ventures	7
Financial expense, net	(147)
Income before taxes	2,116

2	After effect of accounting policy change for employee benefits as described in Note 2. $30 million expense allocated to Non-regional, $5 million to North America, $1 million to Lawn and Garden

4. Segmental breakdown of key figures for the years ended December 31, 2013, 2012 and 2011 continued

20112 ($m)	EAME1	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	3,945	3,144	3,301	1,880	–	12,270	817	13,087
Royalty income – from third parties	37	129	4	7	–	177	4	181
Total segment sales	3,982	3,273	3,305	1,887	–	12,447	821	13,268
Cost of goods sold	(1,806)	(1,648)	(1,813)	(984)	(135)	(6,386)	(404)	(6,790)
Gross profit	2,176	1,625	1,492	903	(135)	6,061	417	6,478
Marketing and distribution	(685)	(557)	(542)	(290)	(89)	(2,163)	(227)	(2,390)
Research and development	–	–	–	–	(1,138)	(1,138)	(56)	(1,194)
General and administrative:
Restructuring	(92)	(35)	(23)	(13)	(91)	(254)	(53)	(307)
Divestment gains	4	10	–	–	62	76	–	76
Other general and administrative	(166)	(114)	(77)	(48)	(187)	(592)	(62)	(654)
Operating income/(loss) – continuing operations	1,237	929	850	552	(1,578)	1,990	19	2,009
Included in the above operating income from continuing operations are:
Personnel costs	(577)	(384)	(422)	(253)	(868)	(2,504)	(199)	(2,703)
Depreciation of property, plant and equipment					(311)	(311)	(20)	(331)
Amortization of intangible assets					(264)	(264)	(12)	(276)
Impairment of property, plant and equipment, intangible and financial assets					(3)	(3)	(40)	(43)
Other non-cash items including charges in respect of provisions					(166)	(166)	(10)	(176)
Gains/(losses) on hedges reported in operating income	1	15	12	–	165	193	(6)	187

1	EAME: Europe, Africa and Middle East

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

20112 ($m)
Segment operating income	2,009
Income from associates and joint ventures	15
Financial expense, net	(165)
Income before taxes	1,859

2	After effect of accounting policy change for employee benefits as described in Note 2. $39 million expense allocated to Non-regional, $3 million to North America

Revenues by product group for the years ended December 31, 2013, 2012 and 2011 are as follows:

($m)	2013	2012	2011
Crop Protection	10,793	10,208	9,597
Seeds	3,204	3,237	2,850
Lawn and Garden	691	757	821
Total	14,688	14,202	13,268

4. Segmental breakdown of key figures for the years ended December 31, 2013, 2012 and 2011 continued

Summarized additional information on the nature of expenses for the years ended December 31, 2013, 2012 and 2011 is as follows:

($m)	2013	2012	1	2011	1
Salaries, short-term employee benefits and other personnel expense	2,374	2,607		2,480
Pension and other post-employment benefit expense	141	104		154
Share based payment expense	80	84		69
Total personnel costs	2,595	2,795		2,703
Depreciation of property, plant and equipment	338	333		331
Impairment of property, plant and equipment	-	29		18
Amortization of intangible assets	255	265		276
Impairment of intangible assets	23	13		24

1	After effect of accounting policy change for employee benefits as described in Note 2

During 2012, as a result of the settlement of litigation related to the herbicide atrazine, a net expense of $80 million was recognized within North America’s General and administrative.

5. Regional breakdown of key figures for the years ended December 31, 2013, 2012 and 2011

The following countries individually accounted for more than 5 percent of one or more of the respective Syngenta totals for the years ended December 31, 2013, 2012 and 2011 or at December 31, 2013, 2012 and 2011.

($m, except %)	Sales¹						Total non-current assets²
Country	2013	%	2012	%	2011	%	2013	%	2012	%	2011	%
Belgium	65	-	79	1	83	1	239	3	495	7	–	–
Brazil	2,715	18	2,466	17	2,152	16	271	4	286	4	279	5
France	684	5	651	5	649	5	158	2	139	2	140	2
Switzerland	70	-	69	–	74	1	3,003	40	2,947	40	2,728	43
UK	190	1	218	2	202	2	603	8	525	7	501	8
USA	3,486	24	3,745	26	3,209	24	1,882	25	1,842	25	1,596	25
Others	7,478	52	6,974	49	6,899	51	1,411	18	1,086	15	1,054	17
Total	14,688	100	14,202	100	13,268	100	7,567	100	7,320	100	6,298	100

1	Sales by location of third party customer

2	Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10 percent or more of Syngenta’s total sales.

6. Restructuring

Restructuring for the years ended December 31, 2013, 2012 and 2011, broken down into the main restructuring initiatives, consists of the following:

($m)	2013	2012	2011
Operational efficiency programs:
Cash costs
Charged to provisions	6	7	29
Expensed as incurred	27	48	69
Non-cash costs
Impairments	6	2	3

Integrated crop strategy programs:
Cash costs
Charged to provisions	7	4	86
Expensed as incurred	53	98	63

Acquisition and related integration costs:
Cash costs
Charged to provisions	–	–	2
Expensed as incurred	30	18	12
Non-cash items
Reversal of inventory step-ups	–	7	14
Reacquired rights	11	14	14
Divestment losses/(gains)	4	25	(76)
Bargain purchase gains	–	–	(10)

Other non-cash restructuring:
Non-current asset impairment	35	42	39
Total restructuring	179	265	245

Restructuring for the years ended December 31, 2013, 2012 and 2011 is presented within the consolidated income statement as follows:

($m)	2013	2012	2011
Reported as:
Cost of goods sold	–	7	14
Restructuring	175	233	307
Divestment losses/(gains)	4	25	(76)
Total restructuring	179	265	245

2013

Operational efficiency programs
Operational efficiency cash costs of $33 million include $18 million related to the completion of the projects to standardize and consolidate global back office operations, $9 million for restructuring projects in the Flowers business and $6 million for various projects including restructuring at the corporate headquarters and outsourcing of human resources support. Non-cash impairment costs consist of exceptional inventory write-downs made in connection with a restructuring of the Flowers product range to simplify the business and eliminate unprofitable varieties.

Integrated crop strategy programs
Cash costs of $60 million include $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for on-going integration of marketing and sales operations, mainly in Europe.

Acquisition and related integration costs
Cash costs of $30 million include $23 million to integrate previous acquisitions, mainly Devgen, Sunfield and Pasteuria, and $7 million of transaction charges, including those related to uncompleted transactions.

6. Restructuring continued

As part of the Greenleaf acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and are being amortized over the remaining term of the original license contract, 3 years. This is a significantly shorter period than the expected economic life of the intellectual property rights underlying the license, which were generated internally within Syngenta. Syngenta views this significant amortization charge as an accounting effect of integrating Greenleaf into Syngenta. The resulting acceleration of amortization results in a final charge in 2013 of $11 million.

Divestment losses relate to the 2013 divestment of the Dulcinea vegetables business and the sale of an unused site in North America, as well as closing adjustments to the fair value of the consideration on the 2012 divestments of the Syngenta Horticultural Services business and the Fafard peat unit.

Other non-cash restructuring
Other non-current asset impairments include $12 million for the impairment of an available-for-sale financial asset and $23 million of intangible asset impairments. Intangible asset impairments include $16 million to impair product rights acquired with the Devgen acquisition, which will not be used in Syngenta and for which no buyer has been found, $6 million for the impairment of a trademark, phased out during 2013, and another small impairment.

2012

Operational efficiency programs
During 2012, costs of $44 million were incurred on the projects to standardize and consolidate global back office operations. $3 million of costs were incurred for restructuring in the corporate headquarters, $4 million of costs were charged for restructuring at sales and distribution sites in France, Switzerland and the UK, and a further $4 million of other operational efficiency cash costs included charges for project management, standard process design and outsourcing of information systems. Impairment costs related to the sites in France and the UK.

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

Amortization of reacquired rights related to the Greenleaf exclusive licensing rights described above.

Divestment losses were incurred on the divestments of the Fafard peat unit and the Syngenta Horticultural Services business.

Other non-cash restructuring
Non-current asset impairments included $21 million for production plant machinery in Brazil, $12 million for the impairment of a product right and trademark where the technical and commercial success became less probable and $5 million for the write-down of land in the USA that was acquired as part of a business combination.

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

Amortization of reacquired rights related to the Greenleaf exclusive licensing rights described above.

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

6. Restructuring continued

Other non-cash restructuring
Other non-cash restructuring costs consisted of the impairment of an available-for-sale financial asset and a write-down of assets within the Fafard peat business in Lawn and Garden.

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2013, 2012 and 2011 consists of the following:

($m)	2013	2012	1	2011	1
Switzerland	1,241	1,201		765
Foreign	693	915		1,094
Total income before taxes	1,934	2,116		1,859

1	After effect of accounting policy change for employee benefits as described in Note 2

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2013, 2012 and 2011 consists of the following:

($m)	2013	2012	1	2011	1
Current income tax (expense):
Switzerland	(88)	(84)	(138)
Foreign	(281)	(270)	(347)
Total current income tax (expense)	(369)	(354)	(485)
()
Deferred income tax (expense)/benefit:
Switzerland	(39)	(14)	4
Foreign	123	102	192
Total deferred income tax (expense)/benefit	84	88	196

Total income tax (expense):
Switzerland	(127)	(98)	(134)
Foreign	(158)	(168)	(155)
Total income tax (expense)	(285)	(266)	(289)

1	After effect of accounting policy change for employee benefits as described in Note 2

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2013, 2012 and 2011 are:

($m)	2013	2012	2011
Current tax (expense) relating to current years	(380)	(375)	(491)
Adjustments to current tax for prior periods	10	19	2
Benefit of previously unrecognized tax losses	1	2	4
Total current income tax (expense)	(369)	(354)	(485)

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2013, 2012 and 2011 are:

($m)	2013	2012	1	2011	1
Origination and reversal of temporary differences	67	94		142
Changes in tax rates or legislation	34	24		21
Benefit of previously unrecognized deferred tax assets	2	18		43
Non recognition of deferred tax assets	(19)	(48)		(10)
Total deferred income tax (expense)/benefit	84	88		196

1	After effect of accounting policy change for employee benefits as described in Note 2

Income tax expense for 2011 included $61 million resulting from a change in prior year estimates related to the taxation of certain licensing transactions.

7. Income taxes continued

OCI and Income tax relating thereto, for each component of equity, for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013			20121			20111
($m)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Items that will not be reclassified to profit or loss:
Retained earnings: Actuarial gains/(losses)	146	(55)	91	(118)	20	(98)	(170)	51	(119)
Items that may be reclassified to profit or loss:
Fair value reserves: Available-for-sale financial assets	17	(3)	14	(1)	–	(1)	3	–	3
Fair value reserves: Cash flow and net investment hedges	14	(11)	3	108	(10)	98	(150)	34	(116)
Currency translation effects	(39)	(48)	(87)	86	(12)	74	(186)	(48)	(234)
Total	138	(117)	21	75	(2)	73	(503)	37	(466)

1	After effect of accounting policy change for employee benefits as described in Note 2

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	2011
Current tax 1	4	20	7
Deferred tax 1	(3)	(3)	3
Total income tax (charged)/credited to equity	1	17	10

1	Current and deferred tax related to share based payments

Analysis of tax rate
The table below presents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate for the years ended December 31, 2013, 2012 and 2011. Syngenta’s statutory rate consists of the domestic Swiss tax rate. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate. The domestic Swiss tax rate consists of the Swiss federal income tax rate (8.50 percent) and the income tax rate of the canton Basel (20.0 percent). Federal and canton tax rates are deductible from the tax basis, therefore the Swiss domestic tax rate is 22.18 percent in 2013. The decrease of the income tax rate of the canton Basel to 20 percent in 2013 from 20.5 percent in 2012 resulted in the decrease in the domestic Swiss tax rate to 22.18 percent in 2013 from 22.48 percent in 2012.The decrease of the income tax rate of the canton Basel to 20.50 percent in 2012 from 21.00 percent in 2011 resulted in the decrease in the domestic Swiss tax rate to 22.48 percent in 2012 from 22.78 percent in 2011.

	2013%	2012%	2011%
Statutory tax rate	22	22	23
Effect of income taxed at different rates	(7)	(11)	(5)
Tax deduction for goodwill amortization not recognized for IFRS	(1)	–	–
Effect of other disallowed expenditures and income not subject to tax	(1)	–	(2)
Effect of changes in tax rates and laws on previously recognized deferred tax assets and liabilities	(2)	(1)	(1)
Effect of recognition of previously unrecognized deferred tax assets	–	(1)	(2)
Effect of non-recognition of deferred tax assets on tax losses in current year	–	–	1
Changes in prior year estimates and other items	3	2	2
Effect of non-recognition of deferred tax assets	1	2	–
Effective tax rate	15	13	16

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2013 are as follows:

2013 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	493	174	(52)	(13)	20	622
Accounts receivable	211	59	-	(28)	-	242
Pensions and employee costs	174	(21)	(58)	1	-	96
Provisions	328	(43)	-	(18)	2	269
Unused tax losses	108	(26)	-	5	3	90
Financial instruments, including derivatives	16	(3)	2	(1)	-	14
Other	45	(12)	-	13	(39)	7
Deferred tax assets	1,375	128	(108)	(41)	(14)	1,340
Liabilities associated with:
Property, plant and equipment	(312)	(7)	-	(4)	(4)	(327)
Intangible assets	(337)	72	-	(2)	(15)	(282)
Inventories	(76)	(79)	-	14	(21)	(162)
Financial instruments, including derivatives	(54)	23	12	-	-	(19)
Other provisions and accruals	(277)	(42)	-	(6)	-	(325)
Other	(115)	(11)	(3)	2	68	(59)
Deferred tax liabilities	(1,171)	(44)	9	4	28	(1,174)
Net deferred tax asset/(liability)	204	84	(99)	(37)	14	166

The movements in deferred tax assets and liabilities during the year ended December 31, 2012 are as follows:
20121 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	434	76	(14)	(3)	–	493
Accounts receivable	184	38	–	(11)	–	211
Pensions and employee costs	175	(20)	17	1	1	174
Provisions	309	22	–	(6)	3	328
Unused tax losses	33	33	–	–	42	108
Financial instruments, including derivatives	20	(1)	–	–	(3)	16
Other	78	(33)	–	3	(3)	45
Deferred tax assets	1,233	114	3	(16)	40	1,375
Liabilities associated with:
Property, plant and equipment	(307)	(6)	1	(5)	5	(312)
Intangible assets	(305)	64	(1)	(4)	(91)	(337)
Inventories	(88)	9	–	4	(1)	(76)
Financial instruments, including derivatives	(60)	(8)	13	–	1	(54)
Other provisions and accruals	(223)	(49)	–	(5)	–	(277)
Other	(81)	(37)	(1)	–	4	(115)
Deferred tax liabilities	(1,064)	(27)	12	(10)	(82)	(1,171)
Net deferred tax asset/(liability)	169	88	15	(26)	(42)	204

1	After effect of accounting policy change for employee benefits as described in Note 2

7. Income taxes continued

The deferred tax assets and liabilities at December 31, 2013 and 2012 reconcile to the amounts presented in the consolidated balance sheet as follows:

($m)	2013	2012	1
Deferred tax assets	1,340	1,375
Adjustment to offset deferred tax assets and liabilities2	(380)	(300)
Adjusted deferred tax assets	960	1,075

Deferred tax liabilities	(1,174)	(1,171)
Adjustment to offset deferred tax assets and liabilities2	380	300
Adjusted deferred tax liabilities	(794)	(871)

1	After effect of accounting policy change for employee benefits as described in Note 2

2
Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2013 and 2012 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

($m)	2013	2012
One year	6	1
Two years	4	7
Three years	6	1
Four years	4	10
Five years	7	5
More than five years	538	592
No expiry	11	5
Total	576	621

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5 percent of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

A deferred tax asset or liability has not been recognized at December 31, 2013 and 2012 on the following items:

($m)	2013	2012
Temporary differences for which no deferred tax assets have been recognized	311	322
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	790	685

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

The calculation of diluted earnings per share for the year ended December 31, 2013 excluded 261,854 (2012: 458,480; 2011: 558,727) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

($m, except number of shares)	2013	2012	1	2011	1
Net income attributable to Syngenta AG shareholders	1,644	1,847		1,569

Weighted average number of shares
Weighted average number of shares – basic	91,952,222	91,644,190		91,892,275
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	257,161	254,995		261,100
Grants of Syngenta AG shares under employee share participation plans	249,923	233,737		230,236
Weighted average number of shares – diluted	92,459,306	92,132,922		92,383,611

1	After effect of accounting policy change for employee benefits described in Note 2

9. Trade and other accounts receivable

Trade receivables at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
Trade receivables, gross	3,671	3,415
Provision for doubtful trade receivables	(226)	(224)
Trade receivables, net	3,445	3,191

Movements in the provision for doubtful trade receivables for the years ended December 31, 2013 and 2012 are as follows:

($m)	2013	2012
January 1	(224)	(246)
Amounts (charged)/credited to income	(33)	(11)
Amounts written off	5	19
Currency translation effects and other	26	14
December 31	(226)	(224)

The ages of trade and other accounts receivable at December 31, 2013 and 2012 that were past due, but not impaired, are as follows:

2013 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	532	317	43	172
Provision for doubtful trade receivables	(174)	(4)	(20)	(150)
Other accounts receivable	301	143	67	91
Total	659	456	90	113

9. Trade and other accounts receivable continued

2012 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	531	308	52	171
Provision for doubtful trade receivables	(173)	(4)	(19)	(150)
Other accounts receivable	208	118	28	62
Total	566	422	61	83

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations.

The carrying amount of trade receivables transferred in full and partial recourse factoring arrangements, but not derecognized is $181 million (2012: $122 million). Related liabilities of $161 million (2012: $122 million) are disclosed in Note 16 and the remaining liabilities are included in trade accounts payable (2012: $nil). The fair value of these receivables and the related liabilities is not significantly different from their carrying amounts. The amount of these receivables before the transfer transactions was $368 million (2012: $175 million).

The fair value of trade receivables containing embedded exchange rate options that Syngenta has designated as at fair value through profit or loss at December 31, 2013 was $143 million (2012: $84 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2013, 2012 and 2011 were not material.

Other accounts receivable of $979 million (2012: $932 million) include income taxes recoverable of $138 million (2012: $130 million) and are net of immaterial provisions for doubtful accounts.

10. Other current assets

Other current assets at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
Prepaid expenses	185	190
Other	64	67
Total	249	257

11. Inventories

Inventories at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
Raw materials and consumables	1,275	1,002
Biological assets	33	37
Work in progress	941	814
Finished products	3,327	2,881
Total	5,576	4,734

Movements in inventory write-downs for the years ended December 31, 2013 and 2012 are as follows:

($m)	2013	2012
January 1	(321)	(313)
Additions charged to income	(355)	(177)
Reversals of inventory write-downs	21	30
Amounts utilized on disposal of related inventories	187	136
Currency translation effects and other	11	3
December 31	(457)	(321)

Reversals of inventory write-downs arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories that are subject to risks of degradation and obsolescence, such as germination of seeds.

11. Inventories continued

Movements in biological assets for the years ended December 31, 2013 and 2012 are as follows. These include amounts classified as other non-current assets.

($m)	2013	2012
January 1	68	51
Changes in fair value	159	173
Additions to cost	32	47
Sales and harvest	(220)	(201)
Currency translation effects and other	(3)	(2)
December 31	36	68
Of which: carried at fair value less costs to sell	32	33

Syngenta’s inputs for measuring the fair value of those assets that are carried at fair value less costs to sell include both market data from actual sales and inputs based on the stage of growth of immature assets, which is not observable in the market. The fair values therefore represent a level 3 measurement in the fair value hierarchy as defined by IFRS 13. Their sensitivity to changes in the unobservable inputs is not material to the consolidated financial statements.

Quantities of biological assets in inventories at December 31, 2013 and 2012 are:

	2013	2012
(Millions of plants)
Plants	71	69
Cuttings	488	520
(Thousands of hectares cultivated)
Growing crops	2.8	7.2

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2013 are as follows:

2013 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	159	1,897	4,616	375	7,047
Additions	2	46	239	397	684
Disposals	(1)	(21)	(124)	–	(146)
Transfers between categories	–	104	150	(254)	–
Currency translation effects and other	(3)	23	59	(17)	62
December 31	157	2,049	4,940	501	7,647

Accumulated depreciation and impairment losses
January 1	–	(1,056)	(2,798)	–	(3,854)
Depreciation charge	–	(62)	(276)	–	(338)
Depreciation on disposals	–	17	111	–	128
Currency translation effects and other	–	(23)	(54)	–	(77)
December 31	–	(1,124)	(3,017)	–	(4,141)
Net book value – December 31	157	925	1.923	501	3,506
Insured value – December 31					8,471

Additions to property, plant and equipment of $684 million (2012: $547 million) comprise $625 million (2012: $508 million) of cash purchases and $59 million (2012: $39 million) of other additions, including business combinations, initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2013 was $107 million classified as Machinery and equipment (2012: $109 million).

12. Property, plant and equipment continued

Movements in property, plant and equipment for the year ended December 31, 2012 are as follows:

2012 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	153	1,785	4,300	333	6,571
Additions	4	41	172	330	547
Disposals	(2)	(50)	(145)	(1)	(198)
Transfers between categories	–	89	182	(271)	–
Currency translation effects and other	4	32	107	(16)	127
December 31	159	1,897	4,616	375	7,047

Accumulated depreciation and impairment losses
January 1	–	(999)	(2,547)	–	(3,546)
Depreciation charge	–	(60)	(273)	–	(333)
Impairment losses	–	(6)	(23)	–	(29)
Depreciation on disposals	–	33	118	–	151
Currency translation effects and other	–	(24)	(73)	–	(97)
December 31	–	(1,056)	(2,798)	–	(3,854)
Net book value – December 31	159	841	1,818	375	3,193
Insured value – December 31					8,178

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2013 are as follows:

2013 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,923	3,304	96	70	373	328	6,094
Additions from business combinations	47	13	8	–	–	–	68
Other additions	–	17	–	–	31	54	102
Retirements and disposals	(4)	–	(14)	(2)	–	(2)	(22)
Currency translation effects	(17)	27	–	–	10	(1)	19
December 31	1,949	3,361	90	68	414	379	6,261
Accumulated amortization and impairment losses
January 1	(280)	(1,877)	(40)	(32)	(247)	(117)	(2,593)
Amortization charge	–	(175)	(5)	(4)	(46)	(25)	(255)
Impairment losses	–	(15)	(6)	–	–	(2)	(23)
Retirements and disposals	–	–	14	–	–	3	17
Currency translation effects	–	(17)	1	–	(7)	(3)	(26)
December 31	(280)	(2,084)	(36)	(36)	(300)	(144)	(2,880)
Net book value – December 31	1,669	1,277	54	32	114	235	3,381

Other additions in 2013 and 2012 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Cash paid to acquire intangible assets was $75 million (2012: $112 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

Other intangibles consist principally of values assigned to leases, supply contracts and customer relationships acquired in business combinations.

13. Intangible assets continued

Movements in intangible assets for the year ended December 31, 2012 were as follows:

2012 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,598	2,793	100	68	334	322	5,215
Additions from business combinations	322	417	7	–	–	36	782
Other additions	–	74	–	1	36	13	124
Retirements and disposals	(4)	(3)	(12)	–	(8)	(46)	(73)
Currency translation effects	7	23	1	1	11	3	46
December 31	1,923	3,304	96	70	373	328	6,094
Accumulated amortization and impairment losses
January 1	(279)	(1,670)	(41)	(27)	(204)	(125)	(2,346)
Amortization charge	–	(185)	(5)	(4)	(47)	(24)	(265)
Impairment losses	–	(12)	–	(1)	–	–	(13)
Retirements and disposals	4	3	7	–	7	33	54
Currency translation effects	(5)	(13)	(1)	–	(3)	(1)	(23)
December 31	(280)	(1,877)	(40)	(32)	(247)	(117)	(2,593)
Net book value – December 31	1,643	1,427	56	38	126	211	3,501

The net book value at December 31, 2013 and 2012 of goodwill is allocated to Syngenta’s operating segments and other CGUs as summarized below:

($m)	2013	2012
Allocated to operating segments:
Europe, Africa and Middle East (EAME)	235	229
North America	197	175
Latin America	173	167
Asia Pacific	355	108
Lawn and Garden	37	14
Total allocated to operating segments	997	693
Allocated to other individual CGUs:
North America Corn and Soybean seed	315	315
Other, not individually significant	357	325
Total allocated to other individual CGUs	672	640
Goodwill on recent acquisitions not yet allocated	–	310
Total goodwill	1,669	1,643

At December 31, 2012, goodwill arising on the acquisitions of the DuPont professional products business, Pasteuria and Devgen had not yet been allocated to CGUs because those acquisitions occurred close to year end and, in the last two cases, the acquisition measurement period was not complete.

14. Financial and other non-current assets

Financial and other non-current assets at December 31, 2013 and 2012 are as follows:

($m)	2013	2012	1
Equity securities available-for-sale	118	79
Other non-current receivables	358	404
Defined benefit post-employment benefit asset (Note 22)	287	58
Long-term derivative financial assets (Note 28)	56	21
Total financial and other non-current assets	819	562
Investments in associates and joint ventures	204	143
Total	1,023	705

1	After effect of accounting policy change for employee benefits described in Note 2

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2013, these investments consist mainly of $119 million (2012: $67 million) for a 50 percent ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, which provides manufacturing services to Syngenta and other occupants of the Monthey manufacturing site, $40 million (2012: $38 million) for a 49 percent ownership of Sanbei Seeds Co. Ltd., China and $39 million (2012: $31 million) for a 40 percent ownership of Maisadour Semences SA, France (Maisadour). The latter two entities produce and sell seeds. Maisadour sells seeds to Syngenta.

Syngenta’s share of CIMO’s net income for 2013 was $40 million (2012: $3 million; 2011: $11 million) , which includes a contract termination penalty receipt and the deferred tax effect of a revised tax ruling. With that exception, neither effects on Syngenta’s consolidated income statement for the periods presented, nor any financial statement line items of the above associates and joint ventures themselves, are material.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2013 are as follows:

–	Goods and services provided by Syngenta to its associates and joint ventures $12 million (2012: $16 million; 2011: $7 million)

–	Goods and services provided by associates and joint ventures to Syngenta $134 million (2012: $111 million; 2011: $86 million)

At December 31, 2013 Syngenta has accounts receivable and accrued income from associates and joint ventures of $18 million (2012: $22 million) and accrued liabilities to associates and joint ventures of $44 million (2012: $12 million).

A bank overdraft guarantee of $29 million (2012: $33 million) has been provided to an associate.

On November 12, 2013 Syngenta agreed to advance EUR 9 million ($12 million at December 31, 2013 currency translation rates) to its associated company Maisadour for 7 years to help finance the planned expansion of corn seed processing capacity in Maisadour Ukraine LLC, a subsidiary of Maisadour, which is a supplier of corn seeds to Syngenta. This current account advance will be made in instalments when called by Maisadour and bears a market rate of interest. By a deed between Syngenta, Maisadour and the European Bank for Reconstruction and Development (EBRD), repayment of the principal is subordinated to a loan between the EBRD and Maisadour Ukraine LLC which is guaranteed by Maisadour.

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2013 and 2012 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2013	3,817	2,767	121	929
2012	3,409	2,372	46	991

16. Current financial debt and other financial liabilities

Current financial debt at December 31, 2013 and 2012 is as follows:

($m)	2013	2012
Bank and other financial debt	598	297
Receivables factored with recourse	161	122
Current portion of financial debt (Note 18)	708	561
Total current financial debt	1,467	980
Short-term derivative and other financial liabilities (Note 28)	124	68
Total	1,591	1,048

16. Current financial debt and other financial liabilities continued

The following table presents additional information related to short-term borrowings at December 31, 2013:

2013 ($m)	Amount outstanding at December 31	Weighted average interest rate on outstanding balance	Average amount outstanding for the year	Weighted average interest rate on average outstanding balance	Maximum month-end amount during the year
Bank and other financial debt	598	3.0%	846	2.0%	2,111
Receivables factored with recourse	161	8.4%	122	8.4%	166
Current portion of financial debt (Note 18)	708	4.6%	541	4.6%	708
Total	1,467	4.4%	1,509	3.5%	–
2012	980	5.3%	1,156	4.6%	–

The contractual maturities of current financial debt at December 31, 2013 and 2012 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2013	1,467	539	784	144
2012	980	313	557	110

The maturities of short-term derivative and other financial liabilities are presented in Note 27.

Information about fair values of financial liabilities is presented in Note 28.

17. Other current liabilities

Other current liabilities at December 31, 2013 and 2012 consist of the following:

($m)	2013	2012
Accrued short-term employee benefits	169	332
Taxes other than income taxes	120	152
Accrued interest payable	41	54
Accrued utility costs	90	66
Social security and pension contributions	106	116
Other payables	259	246
Other accrued expenses	188	194
Total	973	1,160

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents the estimated timing of cash outflows.

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2013	973	617	133	223
2012	1,160	659	232	269

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
3.375% CHF domestic bond 2013	-	546
4.000% Eurobond 2014	687	658
4.125% Eurobond 2015	687	658
$ private placement notes	264	266
3.125% $ Notes 2022	494	497
4.375% $ Notes 2042	248	248
Unsecured bond issues and US private placement notes	2,380	2,873
Liabilities to banks and other financial institutions	5	8
Finance lease obligations	62	48
Total financial debt (including current portion)	2,447	2,929
Less: current portion of financial debt (Note 16)	(708)	(561)
Non-current derivative financial liabilities	-	51
Other non-current liabilities and deferred income	57	95
Total	1,796	2,514

18. Financial debt and other non-current liabilities

Information about fair values of financial liabilities is presented in Note 28.

Other non-current liabilities and deferred income relates to license agreements with several counterparties. Related cash flows of $16 million (2012: $16 million) are payable between one and four years and $41 million of deferred income at December 31, 2013 (2012: $79 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt is 4.4 percent per annum (2012: 4.6 percent per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt is 4.0 percent per annum (2012: 4.9 percent per annum). The weighted average interest rates include the cost of financing emerging market borrowings.

Interest paid on non-current financial debt was $110 million (2012: $112 million; 2011: $134 million). All non-current debt ranks equally.

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

19. Provisions

Provisions at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
Restructuring provisions	39	59
Employee benefits:
Pensions (Note 22)	400	302
Other post-retirement benefits (Note 22)	18	61
Other long-term employee benefits	70	61
Environmental provisions	308	343
Provisions for legal and product liability settlements	132	148
Other provisions	87	103
Total	1,054	1,077

($m)	2013	2012
Current portion of:
Restructuring provisions	28	41
Employee benefits	108	40
Environmental provisions	60	68
Provisions for legal and product liability settlements	37	48
Other provisions	55	39
Total current provisions	288	236
Total non-current provisions	766	841
Total	1,054	1,077

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

At December 31, 2013, Syngenta recognized $35 million (2012: $38 million) in Financial and other non-current assets in respect of virtually certain reimbursements.

Syngenta has recorded provisions for environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world. These provisions are estimates of amounts payable or expected to become payable and take into consideration the number of other potentially responsible parties at each site and the identity and financial positions of such parties in light of the joint and several nature of certain of the liabilities. The material components of Syngenta’s environmental provisions consist of a risk assessment based on investigation of the various sites.

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

19. Provisions continued

Movements in provisions for the year ended December 31, 2013 are as follows:

($m)	January 1	Charged to income	Release of provisions credited to income	Payments	Actuarial (gains)/losses	Transfers offset in defined benefit pension assets	Currency translation effects/other	December 31
Restructuring provisions:
Employee termination costs	45	12	(1)	(29)	-	-	-	27
Other third party costs	14	6	(1)	(8)	-	-	1	12
Employee benefits:
Pensions	302	91	-	(128)	(97)	218	14	400
Other post-retirement benefits	61	4	(2)	(11)	(39)	7	(2)	18
Other long-term employee benefits	61	9	-	(7)	-	-	7	70
Environmental provisions	343	8	(10)	(35)	-	-	2	308
Provisions for legal and product liability settlements	148	16	(22)	(5)	-	-	(5)	132
Other provisions	103	21	(28)	(13)	-	-	4	87
Total	1,077	167	(64)	(236)	(136)	225	21	1,054

Provisions for employee termination costs include severance, pension and other costs directly related to these employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended, December 31, 2013 and 2012, are presented in the table below.

The Board of Directors of Syngenta AG was authorized on April 24, 2012 to repurchase registered shares up to a maximum value of 10 percent of the company’s share capital, for the purpose of capital reduction. On the basis of this authorization, Syngenta has established a second trading line on the SIX Swiss Exchange (“SIX”) through which a maximum of 9,312,614 registered shares can be repurchased between July 25, 2013 and July 22, 2016. Up to December 31, 2013, 167,000 shares have been repurchased.

	2013		2012
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	93.1	(1.4)	93.8	(2.5)
Cancellation of treasury shares	–	–	(0.7)	0.7
Share repurchases	–	(0.4)	–	(0.2)
Issue of ordinary shares under employee share purchase and option plans	–	0.4	–	0.6
December 31	93.1	(1.4)	93.1	(1.4)

At December 31, 2013 and 2012 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	1	2011	1
Depreciation, amortization and impairment of:
Property, plant and equipment	338	362		349
Intangible assets	278	278		300
Financial assets	11	3		1
Deferred revenue and gains	(34)	(35)		(41)
Losses/(gains) on disposal of non-current assets	3	(17)		(78)
Charges in respect of equity-settled share based compensation	67	74		54
Charges in respect of provisions (Note 19)	103	183		295
Financial expense, net	200	147		165
(Gains)/losses on hedges reported in operating income	(8)	32		(187)
Income from associates and joint ventures	(48)	(7)		(15)
Total	910	1,020		843

1	After effect of accounting policy change for employee benefits described in Note 2

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where company contributions and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are generally based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were $42 million for the year ended December 31, 2013 (2012: $38 million). Approximately 35 percent of Syngenta’s employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of Syngenta’s major defined benefit plans are funded through legally separate trustee administered funds. The cash funding of these plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

UK

In accordance with its rules, Syngenta’s UK Pension Fund (the UK Fund) is governed by a company (the Trustee) that is controlled by a publicly listed independent professional trustee corporation. That corporation appoints the Trustee’s directors, including its own representative, Syngenta nominated and member nominated directors. The Trustee manages the UK Fund and appoints professional advisers independently to assist it in doing so. The Fund is subject to UK pensions legislation, is regulated by the UK Pensions Regulator and is exempt from most UK taxation through its registered status. The defined benefit section of the UK Fund has been closed since 2002. New employees since that date join a defined contribution pension plan. At retirement date, defined benefit members have the right to take up to 25 percent of the value of their benefits as a lump sum, with the balance being paid as an annuity. The Trustee is required by the UK Fund’s rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5 percent and price inflation, as measured by the UK Retail Price Index (RPI) or Consumer Price Index (CPI), as applicable. An independent actuary is required to value the Fund’s liabilities in accordance with UK pension regulations and certify the required contributions, both for future service and elimination of any deficit, at least every three years. Following each such valuation, employer contribution amounts must be formally agreed between Syngenta and the Trustee, subject to review by the Pensions Regulator, and remain binding until re-assessed in the following valuation. The solvency of the UK Fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. Syngenta AG has irrevocably and unconditionally undertaken to ensure Syngenta Ltd. will honor that guarantee. In addition, certain benefits under the Plan are guaranteed by the UK Pension Protection Fund.

The Trustee agrees the investment strategy for the UK Fund’s assets and implements it through an investment sub-committee (the UK Investment Committee) it appoints from among the Trustee directors. The investment objectives are to ensure the assets are appropriately diversified and liquid to generate sufficient returns to meet the benefit liability and control the long term costs of the UK Fund. These objectives are achieved through appointing and monitoring a number of third party investment managers, each with specific investment mandates that collectively cover a wide range of investment classes and geographical markets and utilize both asset liability matching and return seeking strategies. Asset liability matching is achieved both through underlying investment class selection (e.g. fixed interest) and through using derivatives to limit the potential impact of changes in interest rates, price inflation and foreign currency exchange rates on the benefits payable by and assets of the UK Fund.

22. Post-employment benefits continued

Switzerland

The Swiss federal law on occupational old age, survivors’ and disability pensions (“BVG”) sets minimum standards for occupational pension plans, which Syngenta’s Swiss pension fund (the Swiss Fund) exceeds. All employees having had an employment contract for more than three months with any of Syngenta’s Swiss subsidiaries or with its CIMO joint venture entity (see Note 14) and whose age and income exceed the minimum stipulated by BVG are automatically insured in the Swiss Fund. The benefits payable on retirement are calculated according to the capital sums that each member accumulates through transfer of benefits from previous employments, employer and employee contributions during service with Syngenta, interest and member voluntary contributions. Disability and survivors’ death in service benefits are defined on the basis of the member’s insured remuneration. Leavers before retirement are required to transfer their accumulated retirement and capital savings to the occupational pension plan of their new employment. The Swiss Fund is governed by a twelve member Board of Trustees. Six members, including the President, are nominated by Syngenta, and six are elected by insured plan members from among the employees. Its decisions regarding certain items, including rates of service and interest credits, conversion rates on retirement and plan asset investment strategy require a two-thirds majority vote. Legal conformity of the Swiss Fund’s regulations is verified by the Swiss Pension Inspectorate. Syngenta’s legal obligations, including required employer contributions, are defined in the pension fund rules which are agreed by the Board of Trustees.

Employer and employee contributions are payable according to an age related scale of percentages of pay. Under BVG, the Swiss Fund guarantees the vested benefit amount as confirmed annually to members. Interest may be added to member balances at the discretion of the Board of Trustees. Members have the right to take their retirement benefit as a lump sum, an annuity or part as a lump sum with the balance converted to a fixed annuity at the rates defined in the Fund’s rules. The Board of Trustees may increase the annuity at their discretion subject to the Swiss Fund’s funded status including sufficient free funds as determined according to Swiss statutory valuation rules. Syngenta accounts for the Swiss Fund as a defined benefit pension plan.

An actuarial balance sheet is usually drawn up annually, but at least every three years by the Swiss Fund’s actuary. If the balance sheet reveals a deficit, the Board of Trustees defines appropriate measures to eliminate the deficit. If necessary, and after consultation with the actuary, the contributions payable by employees and by Syngenta may be increased or the benefits, including current pensions, may be adjusted to the funds available. The Board of Trustees manages the Swiss Fund’s assets in conformity with the investment policy rules laid down by Swiss law, with the objectives of achieving investment that is secure, produces an appropriate yield and meets the liquidity needs of the Swiss Fund. This is implemented through an investment sub-committee similar to the UK Investment Committee mentioned above.

In May 2013, the Board of Trustees of Syngenta’s Swiss pension plan adopted revised rules for the plan. The principal change has aligned the required annuity conversion rates for retirement benefits more closely with current actuarial rates, resulting in a reduction in Syngenta’s defined benefit obligation. Syngenta has accounted for the changes as a plan amendment. Based on an actuarial valuation at the date of the change, Syngenta recognized a past service gain of $41 million. This amount has been recognized in full within General and administrative for 2013 because no meaningful allocation of the gain by function is possible. The valuation discount rate used to measure the defined benefit obligation was 2.0 percent (December 31, 2012: 2.0 percent) and the only change in other valuation assumptions compared with December 31, 2012 was to reflect the impact of the revised rules on retirement age. If the previous version of IAS 19 had still been applied, Syngenta estimates that the past service gain amount recognized in 2013 would have been greater, mainly because of the impact of different requirements for recognizing vesting conditions associated with the changes.

USA

Syngenta’s main US defined benefit pension plan (the US Plan) is a non-contributory defined benefit pension plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the US Internal Revenue Code of 1986, as amended (Code). In addition, certain benefits under the Plan are guaranteed by the US Pension Benefit Guaranty Corporation. The US Plan was closed to new members effective January 1, 2009. Employees joining Syngenta after that date participate in a defined contribution pension plan. The defined benefits of existing members of the US Plan were not affected by this change. The US Plan offers members the choice of taking their retirement benefits, which are generally based on their age, pay and years of service, as a full lump sum at retirement date or as a fixed annuity. In these financial statements, the benefit obligation has been valued assuming that current eligible members will take the lump sum option at normal retirement or other permissible commencement dates. Under current market conditions, this values the benefit obligation at a higher amount than would result if members selected the annuity option.

Plan assets are held in a separate trust with State Street Bank and Trust Company as trustee and custodian. The assets must generally remain in the trust until all pension benefits are paid. An Investment Committee of Syngenta employees (the US Investment Committee), appointed by the Board of Directors of Syngenta Corporation, a wholly owned subsidiary of Syngenta AG, oversees the investment of the plan assets, either directly or through the appointment of investment managers. The US Investment Committee develops and implements an investment strategy that takes into account the liability profile of the US Plan. Asset classes are selected that include equities, fixed income and alternative assets. Interest rate derivatives may be used to hedge the interest rate risk of the US Plan. The Plan’s key risks include interest rate risk that impacts the value of the liability and the fixed income assets of the US Plan, investment performance volatility, and to a lesser degree inflation and longevity risk. An actuarial valuation is required each year and is used to determine the valuation and characteristics of the liability of the US Plan.

Syngenta Corporation’s funding policy is to contribute to the Plan amounts necessary on an actuarial basis to at least satisfy the minimum funding requirements of the Code. Additional discretionary contributions above the minimum funding requirements can be made and are generally based on the annual service cost along with an adjustment for any over/under funding.

The status of Syngenta’s defined benefit plans at December 31, 2013 and 2012 using actuarial assumptions determined in accordance with IAS 19 is summarized below. The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2013 and 2012:

22. Post-employment benefits continued

($m)	2013	2012	1	2011	1
Benefit obligations
January 1	5,777	5,181		5,092
Current service cost	124	111		116
Past service cost/(gain)	(37)	-		-
Employee contributions	41	38		39
Interest cost	201	209		224
Actuarial (gains)/losses:
From changes in demographic assumptions	(30)	80		66
From changes in financial assumptions	115	255		107
From actual experience compared to assumptions	42	(12)		20
Benefit payments	(238)	(220)		(204)
Other movements	(14)	(32)		(252)
Currency translation effects	123	167		(27)
December 31	6,104	5,777		5,181
Of which arising from:
Funded plans	5,915	5,593		5,047
Wholly unfunded plans	189	184		134

($m)	2013	2012	2011
Plan assets at fair value
At January 1	5,584	5,075	5,113
Actual return on plan assets	376	476	185
Employer contributions	131	83	205
Employee contributions	41	38	39
Benefit payments	(238)	(220)	(204)
Other movements	(11)	(35)	(260)
Currency translation effects	111	167	(3)
December 31	5,994	5,584	5,075

Actual return on plan assets can be analyzed as follows:

($m)	2013	2012	1	2011	1
Interest on plan assets	193	205		224
Actuarial gains/(losses)	183	271		(39)
Total	376	476		185

($m)	2013	2012		2011
Funded status	(110)	(193)		(106)
Effect of asset ceiling2	(13)	(52)		(4)
Net accrued benefit liability	(123)	(245)		(110)

Amounts recognized in the balance sheet:	2013	2012	1	2011	1
Prepaid benefit costs (Note 14)	280	58		145
Accrued benefit liability	(403)	(303)		(255)
Net amount recognized	(123)	(245)		(110)

1	After effect of accounting policy change for employee benefits described in Note 2

2
All material changes in the amount shown for the asset ceiling arose from the effect of applying the ceiling at each period end. Changes due to interest and foreign currency translation were immaterial

Of the accrued benefit liability for pensions of $403 million at December 31, 2013, $400 million is included in Note 19 as pension provisions and $3 million as restructuring provisions (2012: $302 million as pension; $1 million as restructuring).

22. Post-employment benefits continued

The following table shows the estimated undiscounted future defined benefit payments that are projected to occur within ten years from the balance sheet date. Actual payments may differ from those shown because of uncertain future events, including members’ choice of benefit options as described above.

($m)
2014	245
2015	256
2016	262
2017	282
2018	291
Years 2019–2023	1,600
Total 2014–2023	2,936

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2014 is $175 million, which includes a non-recurring $25 million additional contribution to the Swiss plan required in connection with the plan amendment described above. Actual payments could differ materially from this estimate if any new funding regulations or laws are enacted or due to business and market conditions, which may result in Syngenta prepaying contributions. Additional contributions, the amount and timing of which are uncertain, may also be required as Syngenta’s restructuring programs are implemented.

In accordance with UK pension regulations, fixed deficit recovery contributions of $40 million per year to 2019 were agreed with the UK pension plan Trustee during the 2012 valuation. $15 million of prepaid contributions carried forward at December 31, 2012 were offset against this commitment during 2013 and $25 million of fixed deficit recovery contributions were paid. At December 31, 2013, no prepaid contributions were available for offset against contributions payable in future years. Additional variable contributions of up to $25 million per year are also required to be paid if the actual percentage return on plan assets is less than the agreed assumption. No fixed deficit recovery contributions were required to be made in 2012 or 2011. No additional variable contributions were required to be made in 2013, 2012, or 2011 as the actual percentage return on plan assets during these years exceeded the agreed assumption in the applicable valuation.

The fair values of assets and the liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows. Unquoted investments represent investments in pooled funds in which the underlying investments are unquoted or those where the pooled fund does not have liquidity on at least a weekly basis:

	Fair value at December 31 ($m, except assumptions)
2013	Switzerland	UK	USA	Other plans	Total	%
Investments quoted in active markets:
Equities	439	403	221	48	1,111	19
Real estate funds	173	–	–	–	173	3
Bonds	866	605	314	29	1,814	30
Other assets	38	183	3	207	431	7
Unquoted investments:
Equities	16	623	34	–	673	11
Real estate	–	13	–	1	14	–
Bonds	61	480	–	1	542	9
Other assets	345	403	153	–	901	15
Cash and cash equivalents	131	172	30	2	335	6
Fair value of assets	2,069	2,882	755	288	5,994	100
Benefit obligation	(1,880)	(3,075)	(687)	(462)	(6,104)
Funded status	189	(193)	68	(174)	(110)
Significant actuarial assumptions:
Discount rate (%)	2.3	4.4	4.7	–	3.7
Inflation (RPI) (%)	n/a	3.4	n/a
Pensionable pay increase (%)	2.0	3.9	4.0
Pension increase (%)	–	3.4	n/a
Interest credit rate (%)	1.5	n/a	n/a
Weighted average duration of benefit obligation (years)	20	18	11

22. Post-employment benefits continued

	Fair value at December 31 ($m, except assumptions)
2012	Switzerland	UK	USA	Other plans	Total	%
Investments quoted in active markets:
Equities	383	300	199	51	933	17
Real estate funds	200	–	–	–	200	4
Bonds	841	574	343	30	1,788	32
Other assets	31	227	2	182	442	8
Unquoted investments:
Equities	16	538	27	–	581	10
Bonds	54	321	–	–	375	7
Other assets	306	612	172	–	1,090	19
Cash and cash equivalents	65	73	33	4	175	3
Fair value of assets	1,896	2,645	776	267	5,584	100
Benefit obligation1	(1,849)	(2,634)	(813)	(481)	(5,777)
Funded status1	47	11	(37)	(214)	(193)
Significant actuarial assumptions:
Discount rate (%)	2.0	4.5	3.8	–	3.6
Inflation (RPI) (%)	n/a	2.8	n/a
Pensionable pay increase (%)	2.0	3.3	4.0
Pension increase (%)	–	2.8	n/a
Interest credit rate (%)	1.5	n/a	n/a
Weighted average duration of benefit obligation (years)	18	18	12

1	After effect of accounting policy change for employee benefits described in Note 2

2011	Switzerland	UK	USA	Other plans	Total
Significant actuarial assumptions:
Discount rate (%)	2.5	4.9	4.4	–	4.0
Inflation (RPI) (%)	n/a	3.0	n/a
Pensionable pay increase (%)	2.0	3.5	4.0
Pension increase (%)	–	3.0	n/a
Interest credit rate (%)	2.0	n/a	n/a

22. Post-employment benefits continued

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	1	2011	1
Current service cost	124	111		116
Past service cost/(gain)	(37)	–		–
Interest on the net defined benefit liability/(asset)	8	4		–
Net periodic benefit cost	95	115		116
1	After effect of accounting policy change for employee benefits described in Note 2

Amounts recognized in OCI were as follows for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	1	2011	1
Amounts recognized during the period:
Actuarial (gains)/losses	(56)	52		232
Effect of asset ceiling	(41)	50		(80)

The sensitivity of the benefit obligation to the significant actuarial assumptions is discussed in Note 2 “critical accounting estimates”.

Other post-retirement benefits1
Syngenta’s net liability for other post-retirement benefits at December 31, 2013 was $11 million (December 31, 2012: $61 million) which comprised a defined benefit obligation of $156 million (2012: $188 million) and plan assets of $145 million (2012: $127 million). $7 million is reported within Defined benefit post-employment benefit asset in Note 14 (2012: $nil) and $18 million as Other post-retirement benefits provision in Note 19 (2012: $61 million). Actuarial gains recognized in OCI for the period were $39 million (2012: actuarial losses of $20 million; 2011: actuarial losses of $5 million). In 2012, amendments to other post-retirement benefit plans, principally the introduction of an annual cap on future medical expenses to be reimbursed to participants in Syngenta’s US post-retirement healthcare plan, resulted in past service gains of $50 million recognized in the 2012 consolidated income statement. Except for these past service gains, expense recognized in the consolidated income statement, contributions to the other post-retirement benefit plans and benefit payments by the plans were not material for 2013, 2012 and 2011.

The assumed healthcare cost trend rate at December 31, 2013 was 7.2 percent, decreasing in each successive year from 2013 onwards, to reach an ultimate rate of 5.0 percent in 2020 (December 31, 2012: 7.6 percent decreasing to 5.0 percent in 2020).

1	After effect of accounting policy change for employee benefits described in Note 2

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

The following table sets out share option activity under this plan during 2012 and 2013, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2012 and 2013.

	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
Year ended December 31, 2012
Awarded in 2002	98.0	8.4	–	(8.0)	(0.4)	–	–	–
Awarded in 2002	98.0	9.3	–	(7.0)	–	2.3	2.3	0.25
Awarded in 2003	59.7	22.4	–	(20.5)	–	1.9	1.9	0.25
Awarded in 2003	59.7	20.6	–	(9.2)	–	11.4	11.4	1.25
Awarded in 2004	89.3	56.0	–	(29.2)	–	26.8	26.8	1.25
Awarded in 2004	89.3	46.2	–	(14.8)	–	31.4	31.4	2.25
Awarded in 2005	127.4	70.5	–	(26.0)	–	44.5	44.5	2.25
Awarded in 2006	185.0	92.9	–	(41.6)	–	51.3	51.3	3.25
Awarded in 2007	226.7	113.7	–	(45.4)	(0.1)	68.2	68.2	4.25
Awarded in 2008	301.5	178.9	–	(56.9)	(2.1)	119.9	119.9	5.25
Awarded in 2009	233.4	339.1	–	(163.5)	(1.7)	173.9	173.9	6.25
Awarded in 2010	283.7	161.7	–	(8.3)	(3.8)	149.6	1.3	7.25
Awarded in 2011	308.7	186.7	–	(1.7)	(4.7)	180.3	4.4	8.25
Awarded in 2012	300.4	–	281.1	(0.9)	(4.9)	275.3	3.7	9.25
Total for year ended December 31, 2012		1,306.4	281.1	(433.0)	(17.7)	1,136.8	541.0

	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	(thousands of options)						(years)
Year ended December 31, 2013
Awarded in 2002	98.0	2.3	–	(0.3)	(2.0)	–	–	–
Awarded in 2003	59.7	1.9	–	(1.6)	(0.3)	–	–	–
Awarded in 2003	59.7	11.4	–	(4.5)	–	6.9	6.9	0.25
Awarded in 2004	89.3	26.8	–	(16.2)	–	10.6	10.6	0.25
Awarded in 2004	89.3	31.4	–	(12.1)	–	19.3	19.3	1.25
Awarded in 2005	127.4	44.5	–	(13.8)	(0.3)	30.4	30.4	1.25
Awarded in 2006	185.0	51.3	–	(7.8)	(0.3)	43.2	43.2	2.25
Awarded in 2007	226.7	68.2	–	(13.5)	(0.2)	54.5	54.5	3.25
Awarded in 2008	301.5	119.9	–	(44.3)	(0.2)	75.4	75.4	4.25
Awarded in 2009	233.4	173.9	–	(44.6)	(0.2)	129.1	129.1	5.25
Awarded in 2010	283.7	149.6	–	(69.5)	–	80.1	80.1	6.25
Awarded in 2011	308.7	180.3	–	(6.6)	(1.1)	172.6	3.2	7.25
Awarded in 2012	300.4	275.3	–	(8.5)	(2.8)	264.0	2.5	8.25
Awarded in 2013	391.4	–	260.6	–	(2.8)	257.8	0.2	9.25
Total for year ended December 31, 2013		1,136.8	260.6	(243.3)	(10.2)	1,143.9	455.4

All fully vested options are exercisable.

For the 2013 and 2012 awards, the closing share price on the SIX at the grant date was used to set the equity grant value and exercise price.

23. Employee share participation plans continued

Until the 2012 award, the exercise prices were equal to either the weighted average share price on the SIX for the five business days preceding the grant date, or the share price on the SIX at the grant date, with the Compensation Committee having determined which of the two exercise prices were used for each grant year. Options over ADSs are priced at one-fifth of the exercise price of a Swiss option, converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after completion of three years service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

The Long-Term Incentive Plan also grants selected executives and key employees of Syngenta restricted share units (RSUs) (or equivalent restricted ADSs for relevant Syngenta employees in the USA). RSUs (or equivalent restricted ADSs) are rights to receive the equivalent number of Syngenta AG shares for no payment at the end of a three-year vesting period. RSUs do not carry rights to dividends and the grant date fair value is reduced to reflect this. None of the RSUs or equivalent ADSs vest on a pro rata basis during the vesting period.

The following table sets out RSU activity under this plan during 2012 and 2013 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2012 and 2013.

RSUs	Grant date fair value	Outstanding at January 1	Granted	Distributed	Forfeited/ other	Outstanding at December 31	Remaining life
	(CHF)	(thousands of shares)					(years)
Year ended December 31, 2012
Awarded in 2009	218.1	72.6	–	(72.6)	–	–	–
Awarded in 2010	265.0	95.9	–	(3.2)	(8.3)	84.4	0.25
Awarded in 2011	287.4	87.3	–	(0.5)	(6.1)	80.7	1.25
Awarded in 2012	277.0	–	92.6	(0.4)	(3.9)	88.3	2.25
Total for year ended December 31, 2012		255.8	92.6	(76.7)	(18.3)	253.4

Year ended December 31, 2013
Awarded in 2010	265.0	84.4	–	(84.4)	–	–	–
Awarded in 2011	287.4	80.7	–	(4.8)	(1.5)	74.4	0.25
Awarded in 2012	277.0	88.3	–	(2.4)	(2.0)	83.9	1.25
Awarded in 2013	359.7	–	77.3	(0.5)	(2.0)	74.8	2.25
Total for year ended December 31, 2013		253.4	77.3	(92.1)	(5.5)	233.1

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

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2013	2012
Dividend yield	2.7%	2.6%
Volatility	20.9%	23.4%
Risk-free interest rate – shares (CHF)	0.8%	0.7%
Risk-free interest rate – ADSs ($)	2.0%	2.0%
Expected life	7 years	7 years
Exercise price (CHF per share)	391.4	300.4

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2013, as measured at the grant date, was based on the 120-month historical volatility of Syngenta AG shares on the SIX.

Syngenta Deferred Share Plan
The Syngenta Deferred Share Plan provides selected senior executives with an opportunity to obtain shares of Syngenta. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The grant date value of a deferred share and the corresponding matching share is the Syngenta share price on the

23. Employee share participation plans continued

grant date adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A mandatory part of the short-term incentive is allocated as deferred shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants. Vesting can occur before the end of three years in particular circumstances including retirement. None of the shares vest on a pro rata basis during the vesting period.

The following table sets out activity under this plan during 2012 and 2013 including the equivalent ADSs that are offered to Syngenta employees in the USA:

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
		(thousands of shares)			(years)
Year ended December 31, 2012
Awarded in 2009	50.1	–	(50.1)	–	–
Awarded in 2010	21.1	–	(1.9)	19.2	0.25
Awarded in 2011	28.2	–	(1.2)	27.0	1.25
Awarded in 2012	–	55.2	(1.2)	54.0	2.25
Total for year ended December 31, 2012	99.4	55.2	(54.4)	100.2

Year ended December 31, 2013
Awarded in 2010	19.2	–	(19.2)	–	–
Awarded in 2011	27.0	–	(2.0)	25.0	0.25
Awarded in 2012	54.0	–	(2.5)	51.5	1.25
Awarded in 2013	–	26.9	(0.2)	26.7	2.25
Total for year ended December 31, 2013	100.2	26.9	(23.9)	103.2

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Thousands of shares
Awarded in 2011	287.4	25.0
Awarded in 2012	277.0	51.5
Awarded in 2013	359.7	26.7
Total		103.2

None of these shares are vested as at December 31, 2013.

Employee share purchase plans
Syngenta has employee share purchase plans in various countries, which entitle employees to subscribe for shares in Syngenta AG at discounts from market value varying between 25 percent and 50 percent. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK plan, for which completion of three years service is required before vesting. Maximum annual subscription amounts per employee vary between $500 and $3,000. In 2013, a total of 68,086 (2012: 64,923) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense
The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	2011
Long-Term Incentive Plan	39	36	33
Deferred Share Plan	26	36	22
Employee Share Purchase Plans	15	12	14
Total	80	84	69
Of which:
Equity-settled	67	74	54
Cash-settled	13	10	15
Total	80	84	69

23. Employee share participation plans continued

The LTI plan rules related to vesting of RSUs and the DSP plan vesting rules require plan members in certain countries to sell part of their share award upon vesting to cover withholding tax. As a result Syngenta recognized a $15 million share based payment liability at December 31, 2013 (December 31, 2012: $16 million).

Other information regarding the plans is as follows:

	2013	2012	2011
Weighted average fair value of options granted during year (CHF per option)	57.0	51.1	61.9
Weighted average share price at exercise date for options exercised during year (CHF per option)	390.2	320.0	301.3

Fair value of shares granted during year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	719.4	553.9	574.8
Employee Share Purchase Plans (CHF per share)	180.2	173.3	140.2
Employee Share Purchase Plan ($ per ADS)	26.2	25.2	19.9

Cash received from exercise of options and subscription for shares ($m)	83	105	45

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are considered to be the members of the Syngenta Executive Committee and the Board of Directors (“Board”). Their compensation is as follows for the years ended December 31, 2013, 2012 and 2011:

($m)	2013	2012	2011
Fees, salaries and other short-term benefits	13	14	14
Post-employment benefits	2	2	2
Share based compensation	15	16	11
Total	30	32	27

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The compensation amounts presented above have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2013 is 0.93 (2012: 0.93; 2011: 0.88).

The amount disclosed for share based compensation is the expense for the period calculated in accordance with IFRS 2, “Share Based Payment” and as described in Note 30, relating to key management personnel. The cost of a share based compensation award is spread over the vesting period of the award. Therefore the charge for each year comprises parts of that year’s awards and those of preceding years that had not already vested at the start of the year.

Members of the Board, excluding the Chairman and the Chief Executive Officer, are eligible for the share plan for non-executive Directors. Eligible Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. Under these plans, members of the Board were allocated a total of 3,035 shares in lieu of cash compensation. These shares vest immediately and had a combined fair value at grant of $1 million (2012: $1 million; 2011: $1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta AG statutory financial statements.

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

25. Commitments and contingencies

Commitments
Minimum future lease payments at December 31, 2013 for finance leases are $61 million (2012: $48 million), of which $20 million is due within one year (2012: $15 million), $30 million after more than one but less than five years (2012: $25 million) and $11 million thereafter (2012: $8 million).

Fixed-term, non-cancelable operating lease commitments total $99 million at December 31, 2013 (2012: $110 million) of which $26 million is due within one year (2012: $30 million), $61 million after more than one and less than five years (2012: $69 million) and $12 million thereafter (2012: $11 million). Operating lease payments relate to leases of buildings and office equipment. Operating lease expense in 2013 is $32 million (2012: $45 million; 2011: $42 million).

Commitments for the purchase of property, plant and equipment at December 31, 2013 are $279 million (2012: $241 million).

At December 31, 2013 and 2012, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2013		2012
($m)	Materials purchases	Other	Materials purchases	Other
Within one year	406	58	601	79
From one to two years	241	28	258	58
From two to three years	64	25	343	57
From three to four years	154	14	38	54
From four to five years	17	15	5	4
After more than five years	11	50	13	35
Total	893	190	1,258	287

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

Atrazine related litigation
Holiday Shores. The Holiday Shores Sanitary District filed a class action complaint in the Circuit Court for the Third Judicial Circuit, Madison County, Illinois against Syngenta Crop Protection, Inc. (“SCPI”) and its distributor Growmark, Inc. in July 2004 purportedly on behalf of a class consisting of all Illinois community water systems (“CWS”) who had, allegedly, suffered contamination of their water sources on account of the presence at any measurable level of the product atrazine, a herbicide manufactured since the late 1950s by SCPI and its predecessors in interest, Novartis Crop Protection, Inc., Ciba-Geigy and Geigy Chemical Corporation. The name of SCPI is now Syngenta Crop Protection, LLC.

The claims asserted in this lawsuit were released under the terms of a Settlement Agreement entered into on May 23, 2012 with respect to the City of Greenville lawsuit (see below) and the lawsuit was dismissed with prejudice on January 11, 2013.

25. Commitments and contingencies continued

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

Subsequent to the settlement of the above cases, a personal injury complaint relating to atrazine has been filed in state court in St Clair County, Illinois against Syngenta Crop Protection LLC, Syngenta AG, Growmark, Inc. and three local dealers, and other claims may be filed in the future. Syngenta regards the allegations in the filed lawsuit as without factual or scientific foundation and the lawsuit will be vigorously defended.

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

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into $, are:

	2013 per $	2012 per $
Swiss franc	0.89	0.92
British pound sterling	0.61	0.62
Euro	0.73	0.76
Brazilian real	2.34	2.05

Average rates during the years ended December 31, used for the consolidated income and cash flow statements, to translate the following currencies into $, are:

	2013 per $	2012 per $	2011 per $
Swiss franc	0.93	0.93	0.88
British pound sterling	0.64	0.63	0.62
Euro	0.75	0.78	0.71
Brazilian real	2.16	1.95	1.66

27. Risk management of financial risks

Risk management framework
The nature of Syngenta’s business and its global presence exposes it to a range of financial risks. These risks include (i) market risks, which include potential unfavorable changes in foreign exchange rates, interest rates, commodity prices and other market prices (equities, credit spreads etc.), (ii) counterparty risk and (iii) liquidity and refinancing risk.

A financial risk management framework is in place in the form of a Treasury policy, approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) monthly assessment of the impact of market risks against defined risk limits (see following section), which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

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

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current and forecast positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments. VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk to the whole portfolio of the individual market risks. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated.

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

27. Risk management of financial risks continued

($m)	December 31, 2013 Value-at-Risk			December 31, 2012 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	114	1	99%	113	0	100%
Brazilian real	55	6	89%	31	1	97%
Euro	32	4	88%	21	1	95%
British pound sterling	30	2	93%	17	1	94%
Other core currencies1	27	1	96%	13	0	100%
Rest of world	109	20	82%	61	11	84%
Total undiversified	368	33	91%	256	14	95%
Diversification	(258)	(25)	90%	(178)	(11)	94%
Net VaR	110	8	93%	78	2	97%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $8 million (December 31, 2012: $2 million).

The largest exposures arise in Swiss franc, Brazilian real, British pound sterling and Euro. Switzerland and Great Britain house large research and manufacturing sites, whereas the Euro zone represents a large sales market. In recent years, due to the growth of Syngenta sales, exposures are increasing in emerging markets (particularly Brazil).

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

($m)	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	157	99	37%	123	81	34%
Brazilian real	172	138	20%	85	58	32%
Euro	38	41	(8)%	45	41	9%
British pound sterling	29	25	14%	23	9	61%
Other core currencies1	43	34	21%	43	28	35%
Rest of world	124	122	2%	149	148	1%
Total undiversified	563	459	18%	468	365	22%
Diversification	(296)	(262)	11%	(295)	(232)	21%
Net EaR	267	197	26%	173	133	23%

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the total potential adverse movement for 2014 net transactional flows after hedges relative to year-end at spot levels, at a 99 percent confidence level, was $197 million (December 31, 2012: $133 million). In line with the objective of the hedging program, Syngenta aims to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As a result, negative risk reduction for a single currency can occur.

The net resulting Earnings-at-Risk figures at December 31, 2013 increased compared with December 31, 2012 due to higher volatilities and the growth of the business. Earnings-at-Risk exposures are greatest for the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized.

27. Risk management of financial risks continued

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

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2013 and 2012.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2013 Value-at-Risk	December 31, 2012 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	107	76
Swiss franc	286	163
Euro	29	37
British pound sterling	61	44
Other core currencies1	13	14
Rest of world	101	68
Total undiversified	597	402
Diversification	(182)	(91)
Net VaR	415	311

1	Other core currencies include the Canadian dollar, Australian dollar and Japanese yen

At December 31, 2013, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $415 million (December 31, 2012: $311 million). The Value-at-Risk at December 31, 2013 increased compared with December 31, 2012 due to higher volatilities and exposure volumes.

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

Syngenta monitors its interest rate exposures, analyzes the potential impact of interest rate movements on net interest expense and enters into derivative transactions with the objective to manage its interest rate risk within approved risk limits. At December 31, 2013, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $12 million (2012: $4 million). The net amount of Earnings-at-Risk on net debt, as defined below, due to potential changes in interest rates was immaterial at December 31, 2013 and 2012.

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

27. Risk management of financial risks continued

At December 31, 2013, there was no hedge protection in place for oil for 2014 (December 31, 2012: no hedge protection in place for oil for 2013). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices. Earnings-at-Risk due to potential changes in natural gas and soft commodity prices assuming a 12-month holding period are presented below.

	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Natural gas ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified	12	4	67%	14	6	57%
Diversification	(2)	(1)	50%	(4)	(1)	75%
Net EaR	10	3	70%	10	5	50%

	December 31, 2013 Earnings-at-Risk			December 31, 2012 Earnings-at-Risk
Soft commodities ($m)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified1	54	35	35%	119	101	15%

1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2013 to $35 million (December 31, 2012: $101 million). The decrease in net risk in 2013 is mainly due to lower price levels and lower exposure volumes.

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

At December 31, 2013, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2013 and 2012.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which cash is exchanged as collateral. The CSA contracts cumulatively limit either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than $7.5 million per counterparty for the positions for which CSA contracts have been agreed. At December 31, 2013, an asset amounting to $1 million (2012: $41 million), and a liability amounting to $49 million (2012: $21 million) were recorded representing cash paid and received by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2013 and 2012 of the risk of default by financial counterparties was not material.

The credit risk to operational assets is partially mitigated through commercial activities, which include barter operations and cash sales incentives.

The following tables show the effect of set off rights that apply to financial assets and liabilities under the above ISDA and CSA agreements at December 31, 2013 and 2012. Syngenta’s rights under these arrangements would become enforceable in the event of a future default of the respective counterparty.

				Related amounts not set off
2013 ($m)	Financial assets (gross)	Offsetting financial liabilities (gross)	Financial assets (net)	Financial instruments	Cash collateral received	Net
Derivative assets	248	-	248	(75)	(49)	124

				Related amounts not set off
($m)	Financial liabilities (gross)	Offsetting financial assets (gross)	Financial liabilities (net)	Financial instruments	Cash collateral pledged	Net
Derivative liabilities	75	-	75	(75)	-	-

27. Risk management of financial risks continued

				Related amounts not set off
2012 ($m)	Financial assets (gross)	Offsetting financial liabilities (gross)	Financial assets (net)	Financial instruments	Cash collateral received	Net
Derivative assets	223	-	223	(78)	(21)	124

				Related amounts not set off
($m)	Financial liabilities (gross)	Offsetting financial assets (gross)	Financial liabilities (net)	Financial instruments	Cash collateral pledged	Net
Derivative liabilities	119	-	119	(78)	(41)	-

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

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a $2.5 billion Global Commercial Paper program supported by a $1.5 billion committed, revolving, multi-currency syndicated credit facility. In 2013, the credit facility was extended by one year and will now mature in 2018, with a possibility to extend by one year which can be applied for in 2014. The amount drawn under the Global Commercial Paper program at December 31, 2013 was $250 million (2012: $nil). The average outstanding balance under the Global Commercial Paper program for the year 2013 was $569 million (2012: $7 million).

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivative and other financial liabilities are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2013	124	102	20	2
2012	68	57	8	3

Long-term financing
Long-term capital employed is currently partly financed through four unsecured bonds and through unsecured notes issued under the Note Purchase Agreement in the US Private Placement market. During 2013, the Swissbond 2013 with the principal of CHF 500 million matured.

During 2012, Syngenta issued two unsecured non-current $ bonds, pursuant to its automatic shelf registration statement filed with the US Securities and Exchange Commission in 2011. The issuances consisted of a 10 year $500 million security with a fixed interest rate of 3.125 percent and a 30 year $250 million security with a fixed interest rate of 4.375 percent.

27. Risk management of financial risks continued

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2013 and 2012. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs) unless subject to fair value hedge accounting, in which case the liability is adjusted for the change in fair value of the hedged risk to the extent the hedge relationship is effective. Derivative financial liabilities are recorded at fair value. The table therefore shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting.

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2013 ($m)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment1	Total
Less than 1 year	82	688	770	6	12	18
1-3 years	89	688	777	–	–	–
3-5 years	80	–	80	–	–	–
5-10 years	161	574	735	–	–	–
More than 10 years	274	425	699	–	–	–
Total payments	686	2,375	3,061	6	12	18
Net carrying amount			2,380			19	1

	Non-derivative financial liabilities (Unsecured bonds and notes)			Derivative financial liabilities (Interest rate and cross-currency swaps)
2012 ($m)	Fixed rate interest	Principal repayment	Total	Fixed rate interest	Repayment1	Total
Less than 1 year	98	546	644	7	–	7
1-3 years	129	1,319	1,448	8	41	49
3-5 years	80	–	80	–	–	–
5-10 years	180	575	755	–	–	–
More than 10 years	295	425	720	–	–	–
Total payments	782	2,865	3,647	15	41	56
Net carrying amount			2,873			51	1

1	The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral, as described in Note 27

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve and the spread that Syngenta pays on its outstanding debt and open derivatives at December 31, 2013 and 2012, respectively. Non-derivative financial liabilities, repayment of which can be demanded by the counterparty at any time, have been assigned to the earliest possible time period.

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

The net debt to equity ratio was 24 percent at December 31, 2013 (19 percent at December 31, 2012, after the effect of accounting policy change for employee benefits described in Note 2).

The components of net debt at December 31, 2013 and 2012 are as follows:

($m)	2013	2012
Current financial debt	1,467	980
Non-current financial debt	1,739	2,368
Cash and cash equivalents	(902)	(1,599)
Marketable securities1	(4)	(11)
Financing-related derivatives2	(35)	(32)
Net debt at December 31	2,265	1,706

1	Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’

2
Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’ or ‘Current financial debt and other financial liabilities’ and ‘Financial debt and other non-current liabilities’

28. Financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2013. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2013 ($m)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Cash and Cash equivalents	902	–	–	902	902	1
Trade receivables, net:
Loans and receivables	3,302	–	–	3,302	3,302	1
Designated as at fair value through profit or loss	–	–	143	143	143
Total				3,445	3,445
Other accounts receivable:
Loans and receivables	462	–	–	462	462	1
Non-financial assets	–	–	–	517	–	2
Total				979
Derivative and other financial assets:
Derivative financial assets	–	6	187	193	193
Loans and receivables	1	–	–	1	1	1
Available-for-sale financial assets	–	1	–	1	1
Total				195	195
Financial and other non-current assets:
Loans and receivables	293	–	–	293	300	3
Available-for-sale financial assets	–	5	116	121	121
Other, not carried at fair value	–	–	–	349	–	2
Derivative financial assets – non-current	–	–	56	56	56
Total				819
Trade accounts payable:
Measured at amortized cost	3,817	–	–	3,817	3,817	1
Current financial debt and other financial liabilities:
Measured at amortized cost	1,516	–	–	1,516	1,516	1
Derivative financial liabilities – current	–	–	75	75	75
Total				1,591
Other current liabilities:
Financial liabilities	306	–	–	306	306	1
Non-financial liabilities	–	–	–	667	–	2
Total				973
Financial debt and other non-current liabilities:
Measured at amortized cost	1,743	–	–	1,743	1,794	4
Non-financial liabilities	–	–	–	53	–	2
Total				1,796

1	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments

2	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets

3
Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. Of the total fair value disclosed, $175 million represents a level 2 fair value measurement.because credit risk was determined from yields on actively traded bonds issued by the counterparty, and $125 million due from counterparties which have not issued traded bonds represents a level 3 fair value measurement

4
Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. Except for one private placement note with a fair value of $127 million, which is a level 3 measurement because market interest rates and credit rates are not observable for all of the period until its maturity date in 2035, the fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds

28. Financial assets and liabilities continued

The following table shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2012. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2012 ($m)	Amortized cost	Fair value level 1	Fair value level 2	Total	Comparison fair value
Cash and cash equivalents	1,599			1,599	1,599	1
Trade receivables, net:
Loans and receivables	3,107	–	–	3,107	3,107	1
Designated as at fair value through profit or loss	–	–	84	84	84
Total				3,191	3,191
Other accounts receivable:
Loans and receivables	437	–	–	437	437	1
Non-financial assets	–	–	–	495	–	2
Total				932
Derivative and other financial assets:
Derivative financial assets	–	5	197	202	202
Loans and receivables	41	–	–	41	41
Available-for-sale financial assets	–	8	–	8	8
Total				251	251
Financial and other non-current assets:
Loans and receivables	328	–	–	328	349	3
Available-for-sale financial assets	–	12	70	82	82
Other, not carried at fair value4	–	–	–	131	–	2
Derivative financial assets – non-current	–	–	21	21	21
Total				562
Trade accounts payable:
Measured at amortized cost	3,409	–	–	3,409	3,409	1
Current financial debt and other financial liabilities:
Measured at amortized cost	980	–	–	980	980	1
Derivative financial liabilities – current	–	–	68	68	68
Total				1,048
Other current liabilities:
Financial liabilities	213	30	7	250	250	1
Non-financial liabilities	–	–	–	910	–	2
Total				1,160
Financial debt and other non-current liabilities:
Measured at amortized cost	2,383	–	–	2,383	2,606	5
Derivative financial liabilities – non-current	–	–	51	51	51
Non-financial liabilities	–	–	–	80	–	2
Total				2,514

1	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments

2	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets

3
Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. Of the total fair value disclosed, $208 million represents a level 2 fair value measurement because credit risk was determined from yields on actively traded bonds issued by the counterparty, and $141 million due from counterparties which have not issued traded bonds represents a level 3 fair value measurement

4	After effect of accounting policy change for employee benefits described in Note 2

5
Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. Except for one private placement note with a fair value of $153 million, which is a level 3 measurement because market interest rates and credit rates are not observable for all of the period until its maturity date in 2035, the fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds

The levels of fair value hierarchy used above are defined as follows:

–	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

–
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

–	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

28. Financial assets and liabilities continued

The fair value of unquoted equity securities is not material. There were no transfers during the years ended December 31, 2013 and 2012 between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. There were no transfers during the years ended December 31, 2013 and 2012 into or out of level 3 of the fair value hierarchy.

Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2013, 2012 and 2011 are as follows:

2013 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	120	–	–	–	120
Interest expense	(5)	–	(8)	(151)	(164)
Currency gains/(losses), net	–	–	(134)	–	(134)
Recognized within Operating income:
Impairment charges	(33)	(11)	–	–	(44)
Total	82	(11)	(142)	(151)	(222)

2012 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	116	–	–	–	116
Interest expense	(5)	–	26	(163)	(142)
Currency gains/(losses), net	–	–	(101)	–	(101)
Recognized within Operating income:
Impairment charges	(11)	(3)	–	–	(14)
Reclassified from OCI on disposal or on acquisition of control	–	30	–	–	30
Total	100	27	(75)	(163)	(111)

2011 ($m)	Loans and receivables1	Available-for-sale financial assets	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	93	–	–	–	93
Interest expense	(5)	–	23	(170)	(152)
Currency gains/(losses), net	–	–	(86)	–	(86)
Recognized within Operating income:
Impairment charges	(34)	(1)	–	–	(35)
Total	54	(1)	(63)	(170)	(180)

1	Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss

2	Financial expense, net also includes $22 million of bank charges (2012: $20 million; 2011: $20 million)

Reported gains and losses on revaluation of available-for-sale financial assets for the years ended December 31, 2013, 2012 and 2011 were as follows:

($m)	2013	2012	2011
Impairment losses reported in profit or loss	(11)	(3)	(1)
Unrealized gains/(losses) reported in OCI	17	(1)	3

29. Derivatives and hedge accounting

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2013, 2012 and 2011, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2013 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	>5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	99	(21)	378	1,082	460	641	–	2,561
Fair value hedges	1	–	–	–	–	–	500	500
Undesignated	133	(54)	5,397	761	176	10	–	6,344
Total foreign exchange and interest rate risk	233	(75)	5,775	1,843	636	1,151	500	9,405
Commodity price risk:
Cash flow hedges	3	–	4	5	6	–	–	15
Undesignated	12	–	76	19	52	–	–	147
Total commodity price risk	15	–	80	24	58	–	–	162
	Fair value		Notional amounts
2012 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	>5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	116	(55)	479	841	593	1,341	–	3,254
Undesignated	89	(63)	5,761	1,912	333	10	–	8,016
Total foreign exchange and interest rate risk	205	(118)	6,240	2,753	926	1,351	–	11,270
Commodity price risk:
Cash flow hedges	1	(1)	20	11	3	–	–	34
Undesignated	17	–	25	56	27	–	–	108
Total commodity price risk	18	(1)	45	67	30	–	–	142
	Fair value		Notional amounts
2011 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	>5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	161	(92)	667	536	1,309	825	–	3,337
Fair value hedges	67	(67)	–	–	–	2,000	–	2,000
Undesignated	77	(137)	3,972	2,239	695	–	–	6,906
Total foreign exchange and interest rate risk	305	(296)	4,639	2,775	2,004	2,825	–	12,243
Commodity price risk:
Cash flow hedges	6	(2)	42	3	27	–	–	72
Undesignated	33	–	69	4	68	–	–	141
Total commodity price risk	39	(2)	111	7	95	–	–	213

For cash flow hedges, the periods when the cash flows for the underlying hedged items are expected to occur and affect profit or loss are not significantly different from those of the hedging instruments as presented in the table above.

Fair value hedges
Syngenta maintains interest rate swaps that qualify for fair value hedge accounting. Hedge effectiveness for these hedges is measured on a quarterly basis by comparing the movement in the period of the present value of future coupon bond payments to the movement in the value of the associated swaps. There is an immaterial amount of hedge ineffectiveness on these swaps.

In addition, Syngenta maintained a number of fair value hedging relationships which have been discontinued either due to termination of the hedging instruments or due to re-designation of the hedging instruments in other hedging relationships. These hedging relationships originally comprised of interest rate swaps (or a combination of interest rate swaps and cross-currency swaps) and were accounted for as highly effective hedges of interest rate risk (or a combination of interest rate and foreign exchange risks) relating to future interest and principal payments of bond liabilities.

Gains/(losses) on fair value hedges recognized in profit or loss for the years ended December 31, 2013, 2012 and 2011 are as follows:

($m)	2013	2012	2011
Total gains/(losses) from hedging instruments	5	–	42

Underlying hedged items	(5)	–	(42)

29. Derivatives and hedge accounting continued

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

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013			2012			2011
($m)	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges
Opening balance of (losses)/gains recognized in OCI	(5)	18	(72)	(88)	3	(72)	21	10	(72)
Income taxes	(13)	2	–	(11)	1	–	29	5	–
(Losses)/gains recognized in OCI	(8)	1	(1)	18	4	–	59	(7)	–
(Gains)/losses removed from OCI and recognized in profit or loss:
Cost of goods sold	–	(4)	–	–	10	–	–	(5)	–
General and administrative	5	–	–	54	–	–	(160)	–	–
Financial expense, net	21	–	–	22	–	–	(37)	–	–
Closing balance of gains/(losses) recognized in OCI	–	17	(73)	(5)	18	(72)	(88)	3	(72)

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

–
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third parties. The amount recorded in profit or loss in 2013 is a gain of $1 million (2012: loss of $8 million; 2011: gain of $16 million).

–
Purchased foreign currency options that are effective economic hedges of the exposure arising from written foreign currency options offered to customers as part of a sales contract. The fair values of both the purchased and written foreign currency options are recorded in profit or loss and largely offset.

–
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases and sales of crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2013 is a loss of $13 million (2012: gain of $31 million; 2011: gain of $4 million). The profit or loss impact from the corresponding forecasted transactions occurs when the related finished product inventories are sold, which is generally in the year following recognition of the gain or loss on the hedge.

30. Other new IFRSs and accounting policies

Other new IFRSs
Syngenta has adopted the following new or revised IFRSs from January 1, 2013. Except where stated otherwise, these IFRSs have not been early adopted and their adoption had no impact on these consolidated financial statements:

–
IFRS 10, “Consolidated Financial Statements”, establishes the control concept as the sole criterion for consolidation, and clarifies that control is an investor’s ability to use its power over another entity to affect the variable returns derived from its involvement with that entity. Syngenta’s consolidation scope and the accounting treatment of its investments in other entities was unaffected by the adoption of IFRS 10.

–
IFRS 11, “Joint Arrangements” contains revised guidance for distinguishing joint operations, where each party accounts for its own rights and obligations, from jointly controlled entities, for which IFRS 11 requires the equity method of accounting. Syngenta previously applied the equity method to its jointly controlled entities in accordance with IAS 31, “Joint Ventures”, which has been replaced by IFRS 11. The accounting treatment of Syngenta’s joint arrangements was unaffected by the adoption of IFRS 11.

–
IFRS 12, “Disclosures of Interests in Other Entities”, requires additional disclosures in Syngenta’s annual consolidated financial statements.The disclosures relevant to these consolidated financial statements have been included in Notes 1 and 14.

–
IFRS 13, “Fair Value Measurement”, introduced guidance on how to measure fair value. As part of adopting IFRS 13, Syngenta is required to disclose additional information about the fair values of certain assets and liabilities in its consolidated financial statements, and about the methods, data and assumptions which underlie those fair value measurements. Most Syngenta assets and liabilities for which fair value is either presented in the consolidated balance sheet or disclosed in the notes to the financial statements are financial in nature. Fair value measurement methods for these financial assets and liabilities are described in the relevant accounting policies within Note 30, and their fair values at December 31, 2013 and 2012 are presented in Note 28. Adoption of IFRS 13 has had no material impact on how Syngenta measures fair value or on the resulting fair value amounts included in these consolidated financial statements.

–
Syngenta has adopted the amendments in “Annual Improvements to IFRSs, 2009-2011 Cycle”, other than those which it had already early adopted in its 2012 consolidated financial statements.These had no impact on the consolidated financial statements.

–
“Disclosures – Offsetting Financial Assets and Financial Liabilities”, Amendments to IFRS 7, requires disclosures both about assets and liabilities that have been offset in the balance sheet and about amounts covered by conditional set-off rights which do not meet the criteria for offsetting. See Note 27 for information about set-off rights that apply to certain Syngenta financial assets and liabilities.

–
“Recoverable Amount Disclosures for Non-Financial Assets”, Amendments to IAS 36, was issued in May 2013 and clarifies the disclosure requirements related to impairment tests for these assets. Syngenta has adopted the amendments early, in these financial statements.

The relevant new or revised IFRSs that Syngenta has not yet adopted are the following:

–
IFRS 9, “Financial Instruments”, is being issued in separate chapters. In November 2009 and October 2010, chapters containing new measurement and classification rules for financial assets and financial liabilities were issued. Under these requirements, financial assets which are debt instruments and according to Syngenta’s business model are held to collect contractual cash flows consisting of payments of principal and/or interest on defined dates would be measured at amortized cost, and all other financial assets would be measured at fair value. Gains and losses which Syngenta currently recognizes in OCI on remeasuring assets classified as available-for-sale would be recognized in profit or loss under IFRS 9. There is an exception for equity instruments which are not held for trading, for which Syngenta may make an irrevocable election on their initial recognition to present all gains and losses within OCI. Gains and losses on equity instruments for which this election is made would no longer be reclassified from OCI into profit or loss on disposal or on a significant or prolonged decline in value. For financial liabilities which are measured at fair value in accordance with the fair value option, changes in fair value which are due to changes in own credit risk will be reported in OCI, instead of in profit or loss. Syngenta currently does not apply the fair value option to any of its financial liabilities.

In addition, in November 2013 the chapter containing the hedge accounting rules was issued. These new rules require hedge accounting relationships to be based upon Syngenta’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. This permits a wider range of designations than IAS 39. For example, a bond issued in Euros and a Euro to US Dollar cross currency swap may now be designated together as a single hedged item in a hedge of US Dollar interest rate risk; and the corn futures price risk can now be hedged separately as a component of the cash flows related to corn seed purchases and sales. The new rules also: introduce revised effectiveness testing requirements for hedge accounting relationships; require gains and losses on hedges of forecast purchases of non-financial assets to be included in the carrying amount of the purchased hedged asset when it is first recognized; require revaluation gains and losses arising on the time value of options when excluded from hedge designation, and permit revaluation gains and losses arising on the forward points in forward currency contracts and basis spreads in foreign currency swaps, to be accounted for through OCI during the life of the hedging instrument, and to be included in the carrying amount of the hedged item or amortized into profit and loss on a rational basis, depending on whether a transaction or a time period exposure is being hedged.

The IASB has not yet set an effective date by which IFRS 9 must be adopted, but all published parts of IFRS 9 are available for early adoption. Syngenta has not adopted IFRS 9 in these financial statements, but is currently assessing whether to adopt it early and, if so, whether to adopt with effect from January 1, 2014 or from a later date. In making this decision, Syngenta will take into account that the IASB have not yet completed all parts of IFRS 9 and that further amendments to the published classification and measurement model are planned. On the basis of the financial instruments Syngenta has at December 31, 2013, Syngenta does not expect adoption of the classification and measurement requirements to have a material impact on its financial statements. These requirements are mostly required to be applied retrospectively. The IFRS 9 hedge accounting requirements must be applied prospectively, except for the revised accounting for the time value of options, which must be applied retrospectively. Syngenta expects the new hedge accounting requirements to allow designation of hedges that are currently undesignated, including certain of the commodity derivatives described in Note 29. Such designation would synchronize the impact of these derivatives on cost of goods sold with that of the related hedged commodity purchases. Based on the extent to which it has used options as hedging instruments in the past, Syngenta does not believe that the revised accounting for the time value of options will have a material impact on its financial statements.

30. Other new IFRSs and accounting policies continued

–
“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32, was published in December 2011, and permits financial assets and financial liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency. Syngenta must adopt the amendments effective January 1, 2014. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

–
IFRIC 21 “Levies” was published in May 2013, and contains guidance on when to recognize the liability for a government levy. Syngenta must adopt IFRIC 21 with effect from January 1, 2014. Syngenta does not believe that adoption of IFRIC 21 will have a material impact on its consolidated financial statements.

–
“Derivative Novation: Continuation of Hedge Accounting”, Amendments to IAS 39, was published in June 2013, and requires that hedge accounting is continued when a derivative is novated to a central clearing counterparty in consequence of changes to regulations. Syngenta must adopt the amendments effective January 1, 2014. Syngenta does not believe that the amendments will have any impact. Syngenta has not novated any derivatives to central clearing counterparties and currently does not believe that the current or proposed regulations that are likely to apply to it will require Syngenta to novate any derivatives in this way.

–
The “Annual Improvements to IFRSs” amendments for the 2010-12 and 2011-13 annual improvement cycles were issued in December 2013, and generally their adoption is required for Syngenta with effect from January 1, 2015. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

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

Principles of consolidation

Subsidiaries
Subsidiaries are those entities which Syngenta controls. Control over an entity exists when: Syngenta has power, defined as existing rights that give Syngenta the current ability to direct the activities which affect the entity’s returns; Syngenta is exposed to or has rights to returns which may vary depending on the entity’s performance; and Syngenta has the ability to use its power to affect its own returns from its involvement with the entity. Syngenta controls all its subsidiaries through ownership of a majority of their voting rights. Syngenta fully consolidates the income, expenses, assets, liabilities and cash flows of subsidiaries from the date it acquires control up to the date control ceases.

Associates and joint ventures
Associates are those entities in which Syngenta has significant influence, but not control, and in which Syngenta generally has between 20 percent and 50 percent of voting rights. Joint ventures are those enterprises over whose activities Syngenta has joint control, established by contractual agreement. Syngenta has no interests in entities that it does not consolidate that would meet the definition of joint operations. Syngenta accounts for both associates and joint ventures using the equity method. Under this method, the consolidated financial statements show Syngenta’s investment in and its share of the total recognized gains and losses and transactions with shareholders of associates and joint ventures, from the date that significant influence or joint control commences until the date they cease. Any premium over net asset value paid to acquire an interest in an associate or joint venture is recognized as goodwill, within the same line as the underlying investment. When Syngenta’s share of accumulated losses reduces the carrying amount of an associate or joint venture to nil, no further losses are recognized unless Syngenta has an obligation to meet those losses.

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

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration, and of any existing ownership interest it holds in the acquired entity, but excluding any amounts which are not part of the business combination, such as amounts which settle pre-existing relationships or relate to services Syngenta will receive post-acquisition. Any gain or loss arising on revaluing an existing interest in the acquired entity is recognized in profit or loss. Direct acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified and recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are generally valued based on the income approach: the relief from royalty method is used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests which either consist of actively traded financial instruments or which do not represent a proportionate ownership interest in the acquired entity to which they relate are recorded at their fair value. All other non-controlling interests are recorded at their proportionate share of the fair value of the acquired business’s net assets.

30. Other new IFRSs and accounting policies continued

If the sum of the amounts paid or payable upon acquisition of a controlling interest plus the fair value of any existing Syngenta ownership interest in the acquiree and any non-controlling interest exceeds the fair value of the acquiree’s net assets, the excess is recognized as goodwill. If the fair value of the acquiree’s net assets exceeds the sum of those amounts, the excess is immediately recognized as a gain in profit or loss at the acquisition date.

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

Syngenta recognizes the proceeds of disposals in profit or loss at the date on which it loses control of the divested business, separately from amounts receivable for any services Syngenta is obliged to continue to provide, which are recognized over the periods in which Syngenta performs the related obligations. If completion of a disposal within 12 months is highly probable in accordance with the definition in IFRS 5, the assets and liabilities to be disposed of are reclassified as held-for-sale in the consolidated balance sheet. If a separate major line of business is to be divested and has met the highly probable criterion, its post-tax result of operations for each period presented in the consolidated income statement is presented within discontinued operations, together with related impairment losses. Any profit or loss on disposal which is recognized is also presented within discontinued operations.

Other accounting policies

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

30. Other new IFRSs and accounting policies continued

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

Barter transactions
For certain customers in certain markets, trade receivables are settled either with proceeds from sales by such customers of agricultural commodities or by delivery of commodities to Syngenta by such customers. For these arrangements, Syngenta recognizes revenue when it has a legally enforceable receivable, the amount of which is reliably measurable based on an agreed price for the Syngenta products. Where Syngenta has a contract with the customer for physical delivery of a commodity at a fixed price, an embedded derivative is recognized for the fair value of the contract until physical delivery. When it subsequently sells the commodity, Syngenta classifies additional revenue as sales only to the extent that the original contract for the sale of Syngenta products included revenue that was contingent upon the commodity sales proceeds. Any remaining gains or losses on the commodity sale are recorded in Marketing and distribution expense in the consolidated income statement.

Research and development
Research expenses are charged to the consolidated income statement when incurred. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and is expected to generate future economic benefits and when the cost of such an asset can be measured reliably. Costs incurred internally to develop new chemical or biological crop protection products based on active ingredients that have not yet obtained regulatory approval, or to develop new seed varieties which contain new traits that have not yet obtained regulatory approval, are expensed as incurred because of the uncertainty inherent in the outcome of the regulatory approval process. Costs incurred in the design, construction and testing of new or improved production processes that do not themselves require regulatory approval and that can be applied to products which have already obtained approval are capitalized if the processes are technically feasible, Syngenta intends and has sufficient resources to complete the development, the process will generate future economic benefits, and expenditure attributable to developing the process can be measured reliably. Development expenses Syngenta incurs to develop technology on behalf of a third party under a collaboration agreement are capitalized and amortized over the agreement term if Syngenta expects to recover the costs under the provisions in that agreement.

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

30. Other new IFRSs and accounting policies continued

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

30. Other new IFRSs and accounting policies continued

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

Realized gains and losses, unrealized revaluation gains and losses on derivatives not designated as accounting hedges and gains and losses corresponding to the ineffective portion of derivatives designated as accounting hedges are recorded in profit or loss as they arise.

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

Biological assets
Biological assets represent growing plants and cuttings in Syngenta’s Flowers business and sugar cane seedlings within its Sugar cane business. In Flowers, young plants and cuttings are measured at fair value less costs to sell, with key inputs being current average third party net selling prices, actual average selling costs and, for immature assets, estimated stage of growth relative to mature assets. Sugar cane seedlings are measured at cost less impairment because fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market. The carrying amount of current consumable biological assets measured using the cost model is tested for impairment by comparing it with the assets’ net realizable value determined in accordance with IAS 2, “Inventories”. Non-current bearer biological assets, which are measured using the cost model, are amortized over their productive lives. When indicators of impairment exist, their carrying amount is compared with the assets’ recoverable amount determined in accordance with IAS 36, “Impairment of Assets”. Syngenta classifies gains and losses from remeasuring biological assets to fair value, and impairment losses for biological assets measured at cost less impairment, within Cost of goods sold.

30. Other new IFRSs and accounting policies continued

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

Leases
Property, plant and equipment financed by leases giving rights to use the leased assets as if they were owned by Syngenta are capitalized at the lower of fair value and the present value of minimum lease payments at the inception of the lease. Such leases are also embedded in contracts for goods or services provided by suppliers to Syngenta when the supplier can fulfil their obligations only by using a specific asset to supply Syngenta and the contract price is neither fixed per unit of output nor represents a market price. Finance lease assets and liabilities are recognized at the commencement of the lease, which is when the leased asset is ready for use and Syngenta has the right to use it. Finance lease assets are depreciated over the shorter of the remaining lease term and the estimated useful life of the leased asset.

Sale and leaseback transactions
Property, plant and equipment are generally recorded as having been sold, and profit on disposal recognized, when legal title passes to the purchaser. If Syngenta leases back the sold assets under operating leases, profits on the asset sales are recognized when legal title passes if the leases have at-market rental terms. If the leasebacks are finance leases, profits on sales are recognized over the terms of the leaseback agreements.

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

Patents and trademarks are amortized over their estimated economic or legal life, whichever is shorter. Lives assigned are between 3 and 20 years for patents and between 5 and 30 years for trademarks.

Business combinations give Syngenta access to the distribution channels and customer relationships of the acquired business. These relationships normally continue to generate economic benefit to Syngenta following the acquisition. The useful lives of customer relationships are determined from management estimates of customer attrition rates. Estimated lives assigned are between 5 and 30 years.

Acquired in-process research and development (IPR&D), is valued at fair value at acquisition. It is assessed for impairment annually until it has been successfully developed and is available for use at which time it begins being amortized over its estimated useful life. Lives assigned are between 10 and 20 years.

Assets attributable to long-term supply agreements are amortized as part of cost of goods sold over the period of the supply agreements, which are between 5 and 12 years.

Purchased software licenses are amortized over their remaining license terms. Internally developed software is amortized from the date it is ready for use until the sooner of its expected replacement date or the date significant costs are expected to be incurred to upgrade it. Lives assigned are between 3 and 7 years.

Goodwill
Goodwill is the excess of the fair value of an acquired business over the fair value of its identifiable net assets at the acquisition date. Goodwill is recognized as an asset and presented within intangible assets. Goodwill is not amortized, but is tested annually for impairment and reduced by any impairment losses.

30. Other new IFRSs and accounting policies continued

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

Financial and other non-current assets
Financial and other non-current assets include equity investments in other entities, other non-current receivables, and derivative financial instruments with positive fair values and remaining contractual maturities of more than 12 months.

Equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are classified as available-for-sale in accordance with IAS 39. They are revalued to fair value at each reporting date. Unrealized revaluation gains are recorded in OCI unless objective evidence of impairment exists, upon which an impairment loss is recorded in profit or loss. Significant technological, market, economic or legal changes with an adverse impact on the investee entity or a significant or prolonged decline in the fair value of Syngenta’s investment below its cost, as reduced by prior impairments, constitute objective evidence of impairment. Impairment losses are not reversed if the fair value of an equity investment increases subsequently. The fair value of equity investments traded in active markets is measured at the quoted price at the balance sheet date, multiplied by the number of shares held by Syngenta. The fair value of other equity investments is based on recent observable market transactions for equity shares in the investee company or, where there are no recent transactions, on valuation multiples for equity shares in similar companies, which are traded.

Other non-current receivables represent royalty and license receivables, loans to employees and other third parties, and amounts recoverable from third parties in reimbursement of environmental remediation and other costs. These receivables are stated at amortized cost, less provision for impairment where appropriate.

Derivative financial instruments are measured and accounted for as described above under “Derivative and other financial assets”.

Non-current assets held-for-sale
Non-current assets and groups of assets are reclassified as held-for-sale when the assets are available for immediate sale in their present condition and a sale within one year is highly probable. Property, plant and equipment and intangible assets held-for-sale are remeasured at the lower of fair value less costs to sell or carrying amount at the date they meet the held-for-sale criteria at which time depreciation and amortization also ceases. Any resulting impairment loss is recognized in profit or loss. Fair value is measured based on bids received from potential buyers of the assets.

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

30. Other new IFRSs and accounting policies continued

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

Restructuring provisions and costs
Restructuring costs are accrued (charged to provisions) when Syngenta has approved a detailed and formal restructuring plan and the restructuring has either commenced or been announced publicly and they qualify for recognition in accordance with IAS 37. Provisions for severance payments and related employment termination costs that do not depend on future service, are made in full when employees are given details of the restructuring plan and the termination benefits that will apply to individual employees should their contracts be terminated. Retention and other payments that depend on future service are recognized over the required service period. Restructuring costs relating to ongoing activities, such as relocation, training and information systems, do not qualify for provisioning under IAS 37 and are expensed when incurred.

Post-employment benefits
For defined benefit plans, plan assets are measured at fair value. The plans’ holdings in publicly quoted investments are valued at closing prices at the balance sheet date. The plans’ holdings in pooled investment vehicles (PIVs) that are not publicly quoted are valued at the respective investment managers’ current estimate of fair value, on a basis consistent with each PIV’s most recent audited financial statements. Derivative contracts entered into directly by the pension plans are included within plan assets. Exchange traded derivatives are valued at quoted balance sheet date bid prices for contracts which are assets, or offer prices for contracts which are liabilities, at the balance sheet date. Fair values of over the counter derivatives are measured using independent third party pricing services. The defined benefit obligations are measured at the present value of future benefit payments attributable to employee service rendered up to the balance sheet date, according to the benefit formula set out in the pension plan rules adopted at the balance sheet date. Where a surplus of plan assets over the benefit obligation exists at the balance sheet date or would arise upon payment of a minimum funding commitment, the amount recognized for the asset is reduced or, where applicable, an additional liability is recognized to the extent that Syngenta cannot obtain future economic benefits from the surplus through refunds from, or reductions in the present value of its future contributions to, the plan. Benefit expense charged to profit or loss comprises service cost, which is the cost to Syngenta of the increase in benefits earned from employee service in the period, and interest on the net defined benefit asset or liability, which is the change in the present value of that asset or liability arising from the passage of time during the period, measured using the rate used to discount the defined benefit obligation at the previous period end. The benefit obligation and cost are attributed to periods using the projected unit credit actuarial method and are measured using long-term assumptions about expected future length of employee service, increases in pay and pensions, longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are recognized in OCI in the period in which they arise. Past service cost is recognized immediately in profit or loss. If plan membership or benefits are significantly reduced by a restructuring, or an event or transaction results in Syngenta’s benefit obligations being settled, the effects are recorded in profit or loss when the restructuring or settlement occurs.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments
The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. Grants of Syngenta AG ordinary shares are measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. Compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest, and is adjusted subsequently so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity option is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made. For certain share plans, Syngenta has withholding obligations in respect of plan members’ personal income tax liabilities on vesting or exercise of awards. Where members have the choice of settling the tax and receiving all the award or selling part of the award to cover the tax and receiving the balance of the award (“sell to cover”) the plans are accounted for as fully equity-settled. Where Syngenta requires members to sell to cover, cash-settled share based payment accounting is applied to that part of the award and equity-settled accounting to the remainder.

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

30. Other new IFRSs and accounting policies continued

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

31. Subsequent events

On February 4, 2014, the Board of Directors approved a new restructuring program to drive further improvement in operating income margins and accelerate delivery of operational leverage as sales grow. The program targets an improvement in profitability as a percentage of sales over the period up to 2018. The program includes plans to further improve efficiency in customer facing operations, research and development and production and to enable an improvement in the ratio of trade working capital to sales. The cash cost of the restructuring program is estimated at approximately $900 million, including the costs of implementing new systems, but excluding related capital expenditures.