Form 20-F
period 2014-12-31
SYNGENTA AG
filed 2015-02-12
CIK 1123661

As filed with the Securities and Exchange Commission on February 12, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
+41 61 323 1111
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
92,945,649 Common shares, nominal value CHF 0.10 each

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

  Yes       ☒  No

Introduction

NATURE OF OPERATIONS

Syngenta AG (“Syngenta” or the “Company”) is a world leading agribusiness operating in the Crop Protection and Seeds business, which is involved in the discovery, development, manufacture and marketing of a range of products designed to improve crop yields and food quality, and in the Lawn and Garden business, which provides professional growers and consumers with flowers, turf and landscape, and professional pest management products.

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risk that economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position;

•	the risks associated with increasing competition in the industry;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that Syngenta may encounter problems when implementing significant organizational changes;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

•	the risk of substantial product liability or personal injury claims;

•	the risk that consumer resistance to genetically modified crops and organisms or crop protection chemicals may negatively impact sales;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates or increases in commodity prices;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase; and

•	the risk of significant breaches of data security or disruptions of information technology systems.

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

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 — KEY INFORMATION

Selected Financial Data

Syngenta has prepared the consolidated financial statements in US dollars ($) and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Financial figures are presented in millions of dollars ($m) except where otherwise stated. The basis of preparation of the consolidated financial statements and the key accounting policies are discussed in Note 1 and in Notes 2 and 29, respectively, to the consolidated financial statements in Item 18.

The selected financial highlights information in accordance with IFRS presented below has been extracted from the consolidated financial statements of Syngenta. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Maribo Seed International ApS from September 30, 2010, Greenleaf Genetics LLC from November 8, 2010, Agrosan S.A. from March 9, 2011, Pasteuria Bioscience Inc. from November 8, 2012, Sunfield Seeds Inc. from November 29, 2012, Devgen N.V. from December 12, 2012, MRI Seed Zambia Ltd and MRI Agro Zambia Ltd from October 31, 2013, Società Produttori Sementi S.p.A. from April 4, 2014 and Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seeds GmbH and SW Winter Oilseed AB from July 21, 2014. For further information about these and other acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Financial highlights

	Year ended December 31,
($m, except where otherwise stated)	2014	2013	2012	2011	2010
Amounts in accordance with IFRS
Income statement data:
Sales	15,134	14,688	14,202	13,268	11,641
Cost of goods sold	(8,192)	(7,986)	(7,223)	(6,790)	(5,904)
Gross profit	6,942	6,702	6,979	6,478	5,737
Operating expenses	(4,837)	(4,616)	(4,723)	(4,469)	(3,978)
Operating income	2,105	2,086	2,256	2,009	1,759
Income before taxes	1,895	1,934	2,116	1,859	1,643
Net income	1,622	1,649	1,850	1,570	1,378
Net income attributable to Syngenta AG shareholders	1,619	1,644	1,847	1,569	1,373
Number of shares – basic	91,674,127	91,952,222	91,644,190	91,892,275	92,687,903
Number of shares – diluted	92,007,089	92,459,306	92,132,922	92,383,611	93,225,303
Basic earnings per share ($)	17.66	17.88	20.16	17.07	14.81
Diluted earnings per share ($)	17.60	17.78	20.05	16.98	14.73
Cash dividends paid:
Swiss franc (“CHF”) per share	10.00	9.50	8.00	7.00	6.00
$ per share equivalent	11.25	10.01	8.82	7.64	5.61
Cash flow data:
Cash flow from operating activities	1,931	1,214	1,359	1,871	1,707
Cash flow used for investing activities	(729)	(772)	(1,218)	(472)	(450)
Cash flow used for financing activities	(420)	(1,114)	(232)	(1,684)	(844)
Capital expenditure on tangible fixed assets	(600)	(625)	(508)	(479)	(396)
Balance sheet data:
Current assets less current liabilities	4,858	3,990	4,537	4,107	4,363
Total assets	19,929	20,216	19,438	17,241	17,285
Total non-current liabilities	(4,317)	(3,356)	(4,226)	(4,063)	(4,483)
Total liabilities	(11,024)	(10,712)	(10,653)	(9,706)	(9,836)
Share capital	(6)	(6)	(6)	(6)	(6)
Total shareholders’ equity	(8,889)	(9,491)	(8,774)	(7,526)	(7,439)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment ($)1	19.42	19.30	22.03	19.03	16.18

All activities were in respect of continuing operations.

Notes

1	Diluted earnings per share from continuing operations, excluding restructuring and impairment is a non-GAAP measure.

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flow that either:

–	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS, or

–	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS.

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

Restructuring and impairment charges for 2014, 2013 and 2012 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring for 2011 partly related to the program announced in 2011 to integrate global commercial operations for Crop Protection and Seeds in order to enable operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated offer to growers. Restructuring for 2011 and 2010 also related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and also to the further phase of the Operational Efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, professional products and emerging country markets.

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

The resources Syngenta devotes to research and development may not result in commercially viable products

Syngenta’s success depends in part on its ability to develop new products. Research and development in the agribusiness industry is expensive and prolonged, and entails considerable uncertainty. The process of developing a novel crop protection product, plant variety or trait typically takes around ten years or more from discovery through testing and registration to initial product launch; this period varies considerably from product to product and country to country. Because of the stringent product performance and safety criteria applied in product development, compounds or biotechnological products currently under development may neither survive the development process nor ultimately receive the requisite regulatory approvals needed to market such products. Even when such approvals are obtained, there can be no assurance that a new product will be commercially successful. In addition, research undertaken by competitors may lead to the launch of competing or improved products, which may affect sales of Syngenta’s new products.

Syngenta may not be able to obtain or maintain the necessary regulatory approvals for some of its products, which could restrict its ability to sell those products in some markets

Syngenta’s products must receive regulatory approval before they can be marketed, but Syngenta may not be able to obtain such approvals. In most markets, including the United States and the European Union, crop protection products must be registered after being tested for safety, efficacy and environmental impact. In most of Syngenta’s principal markets, after a period of time, Syngenta must also re-register its crop protection products and show that they meet all current standards, which may have become more stringent since the prior registration. For seeds products, in the European Union, a new plant variety will be registered only after it has been shown that it is distinct, uniform, stable and better than existing varieties. Delays in obtaining regulatory approvals to import crops grown from seed containing certain traits may influence the rate of adoption of new genetically modified products in globally traded crops. For further information regarding the impact on Syngenta of delays in obtaining regulatory approvals, see Note 25 to the consolidated financial statements in Item 18.

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

Economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position

Commodity crop prices have historically been volatile and downturns in prices can indirectly affect Syngenta’s results by adversely affecting the income and financial position of Syngenta’s customers and of the users of Syngenta’s products. This may result in reduced sales, competitive price pressure in Syngenta’s markets and in slower collection of accounts receivable. A low availability of credit may also limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta, including customers and suppliers in parts of the Eurozone, which continues to experience economic problems. These occurrences may negatively impact Syngenta’s business, results of operations or cash flows. Because of the high proportion of costs which are fixed in nature, Syngenta may not be able to compensate fully for these effects in the short term through measures such as reducing expenses.

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

Syngenta faces increasing competition in its industry

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend can be partly offset by the withdrawal of some products because they are not re-registered or are subject to voluntary range reduction programs. At the same time, an increasing number of products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges. In addition, further consolidation could occur within the agribusiness industry which may further intensify competition for Syngenta.

Syngenta’s customers may be unable to pay their debts to Syngenta due to economic conditions

Normally Syngenta delivers its products against future payment. Syngenta’s credit terms vary according to local market practice, with credit terms for customers typically ranging from 30 to 180 days, except for customers in some emerging markets, where credit terms may range from cash on delivery to, in certain cases, 360 days. Syngenta’s customers, particularly in developing economies and in economies experiencing an economic downturn, may be exposed to business, political or financial conditions impacting their ability to pay their debts, which could adversely affect Syngenta’s results. While Syngenta uses barter and other security arrangements to reduce customer credit exposure in some emerging markets, it may still be exposed to risk of material losses from its credit exposure in these markets. For further information regarding Syngenta’s exposure to losses due to economic conditions in certain geographic regions and the measures Syngenta is taking to limit this exposure, see Item 5 – Operating and Financial Review and Prospects – Foreign Operations and Foreign Currency Transactions.

Changes in agricultural and certain other policies of governments and international organizations may prove unfavorable

In many markets there are various pressures to reduce subsidies to growers, which may inhibit the growth in these markets of products used in agriculture. In addition, changes in governmental policies that impact agriculture may similarly inhibit the growth of markets for products used in agriculture. However, it is difficult to predict accurately whether, and if so when, such changes will occur. Syngenta expects that the policies of governments and international organizations will continue to affect the income available to growers to purchase products used in agriculture and, accordingly, the operating results of the agribusiness industry.

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

Environmental and health and safety laws, regulations and standards expose Syngenta to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued. In addition, many of Syngenta’s manufacturing sites have a long history of industrial use. As is typical for businesses like Syngenta’s, soil and groundwater contamination has occurred in the past at some sites, and may be identified at other sites in the future. Disposal of waste from its business at off-site locations also exposes Syngenta to potential remediation costs. Consistent with past practice, Syngenta is continuing to monitor, investigate and remediate soil and groundwater contamination at a number of these sites. Despite its efforts to comply with environmental laws, Syngenta may face remediation liabilities and legal proceedings concerning environmental matters.

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

Problems encountered by Syngenta when implementing significant organizational changes could adversely affect the future performance of the Company

Syngenta expects to continue to engage in restructuring activities to reduce operating costs, increase sales, or both. In addition, Syngenta may acquire or dispose of significant businesses, which would necessitate restructuring its operations. Syngenta may fail to adequately implement such restructuring activities in the manner contemplated, which could cause the restructuring activities to fail to achieve the desired results. Even if Syngenta does implement the restructuring activities in the manner contemplated, they may not produce the desired results. Accordingly, such restructuring activities may not reduce operating costs or increase sales. Failure to adequately implement significant restructuring activities could have a material adverse effect on Syngenta’s business and consequently impact its financial position, results of operations and cash flows. For information on restructuring activities currently occurring at Syngenta, see Restructuring programs in Item 5 and Note 6 to the consolidated financial statements in Item 18.

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 and 29 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2014, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta concluded that no material intangible assets are impaired at December 31, 2014. However, unforeseen events that occur in the future may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

Syngenta may be required to pay substantial damages as a result of product liability or personal injury claims for which insurance coverage is not available

Product liability and personal injury claims are a commercial risk for Syngenta, particularly as it is involved in the supply of chemical products which can be harmful to humans and the environment. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agribusiness industry in past years based upon claims for injuries allegedly caused by the use of their products. While a global insurance program is in place, a substantial product liability or personal injury claim that is not covered fully or at all by insurance could have a material adverse effect on Syngenta’s operating results or financial condition. For further information regarding claims against Syngenta, see Note 25 to the consolidated financial statements in Item 18.

Consumer and government resistance to genetically modified organisms or crop protection chemicals may negatively affect Syngenta’s public image and reduce sales

Syngenta is active in the field of genetically modified organisms in the seeds area and in biotechnology research and development in seeds and crop protection. However, the high public profile of biotechnology and lack of consumer acceptance of products to which Syngenta has devoted substantial resources could negatively affect its public image and results. The current resistance from consumer groups, particularly in Europe, to products based on genetically modified organisms, because of concerns over their effects on food safety and the environment, may spread to and influence the acceptance of products developed through biotechnology in other regions of the world, which could limit the commercial opportunities to exploit biotechnology.

Syngenta also produces and markets crop protection chemical products, some of which are facing increasing resistance from consumer groups because of concerns over their alleged effects on food safety and the environment. These consumer groups oftentimes attempt to influence governmental regulatory bodies to restrict  the use of crop protection chemical products in their jurisdictions.

Actions by consumer groups and others may disrupt research and development or production of genetically modified seeds or crop protection chemicals. In addition, some government authorities have enacted, and others in the future might enact, regulations regarding genetically modified organisms or crop protection chemicals, which may delay and limit or even prohibit the development and sale of such products.

Syngenta’s results may be affected by climatic variations

The agribusiness industry is subject to seasonal and weather factors, which make its operations relatively unpredictable from period to period. The weather can affect the presence of disease and pests in the short term on a regional basis and, accordingly, can affect the demand for crop protection products and the mix of products used (positively or negatively). The weather also can affect the quality, volume and cost of seeds produced for sale. Seed yields can be higher or lower than planned and significantly higher yields could lead to Syngenta purchasing more seeds from contract growers than can be sold during the limited product life of the seeds, which could lead to inventory provisions and write-offs.

Currency exchange rate fluctuations or commodity price increases may adversely affect Syngenta’s financial results

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

Syngenta is impacted indirectly, through its purchases of raw materials, by fluctuations in oil prices and directly by fluctuations in crop prices, where Syngenta purchases seeds from contract growers. Syngenta generally seeks to pass through in its sales prices the impact of increases in these commodity prices. However, the risk exists that future commodity price increases may not be able to be passed through in sales prices in this manner, which would reduce profit margin and could have a material adverse effect on Syngenta’s results of operations, financial position and cash flows.

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements accounted for approximately 15 percent of Syngenta’s purchases in 2014 of active ingredients, intermediates and raw materials used in Crop Protection products, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

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

Syngenta conducts business in most countries of the world, including in certain high-risk countries, some of which have been identified by the US government as state sponsors of terrorism

Syngenta conducts business in most countries of the world, some of which are subject to a high level of political or economic instability that could impact Syngenta’s ability to continue to operate there. Acts of terror or war may impede Syngenta’s ability to operate in particular countries or regions, and may impede the flow of goods and services between countries. Sanctions could be imposed by the US or other nations on countries deemed to be in violation of international protocols, which could impact Syngenta’s business operations in the sanctioned countries.

In addition, Syngenta has minor operations in Cuba, Iran and the Sudan, which currently are identified by the US government as state sponsors of terrorism. Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply. However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several US states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments. Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

Natural disasters could adversely affect Syngenta’s business

Natural disasters could affect Syngenta’s or its suppliers’ manufacturing and production facilities, which could affect Syngenta’s costs or ability to meet supply requirements. Natural disasters could also affect Syngenta’s customers, which could affect Syngenta’s sales or its ability to collect receivables due from customers. Syngenta’s corporate headquarters and other facilities are located near an earthquake fault line in Basel, Switzerland. Additionally, some of Syngenta’s other significant facilities are located in areas where earthquakes, hurricanes or flooding are possible. The occurrence of a major earthquake, hurricane or flood at a Syngenta facility could result in loss of life, destruction of facilities and/or business interruption, which could have a material adverse effect on Syngenta’s business. In addition, the occurrence of a pandemic in locations where Syngenta has significant operations or sales also could have a material adverse effect on Syngenta’s results of operations, financial position and cash flows.

An increase in Syngenta’s group tax rate could occur, which would adversely affect its financial results

The effective tax rate on Syngenta’s earnings depends largely on the mix of business activities and consequent taxable profit in countries in which Syngenta operates. Syngenta benefits from the fact that a portion of its earnings is taxed at more favorable rates in some jurisdictions outside Switzerland. Future changes in the mix of business activities, or in tax laws or their application with respect to matters such as transfer pricing, intra-group dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-group debt, could increase Syngenta’s effective tax rate and adversely affect its financial results. Governments increasingly are requiring companies to provide greater transparency on the location of taxable profits, including the ongoing development of a new multilateral standard on automatic exchange of information. These developments may lead governments to restrict or disallow currently legitimate and accepted tax planning strategies and may result in an increase in Syngenta’s effective tax rate. Syngenta has several open tax years in many jurisdictions, where tax calculations and payments may be subject to adjustment. These matters are discussed in Notes 2 and 25 to the consolidated financial statements in Item 18.

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

Syngenta's share price may be volatile and subject to sudden and significant drops

The trading price of Syngenta shares and ADSs has been, and could in the future continue to be, subject to significant fluctuations in response to variations in Syngenta's financial performance, regulatory and business conditions in its industry, general economic trends and other factors, some of which are unrelated to the operating performance of Syngenta.

If you hold Syngenta ADSs it may be more difficult for you to exercise your rights

The rights of holders of Syngenta ADSs are governed by the deposit agreement between Syngenta and The Bank of New York Mellon. These rights are different from those of holders of Syngenta shares in several respects, including the receipt of information, the receipt of dividends or other distributions, the exercise of voting rights and attendance at shareholders' meetings. As a result, it may be more difficult for a holder of Syngenta ADSs to exercise those rights.

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

Syngenta became a publicly listed company in 2000. At December 31, 2014, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Information on acquisitions, divestments and other significant transactions completed by Syngenta during each of the years ended December 31, 2014, 2013 and 2012 is included in Item 5 and in Note 3 to the consolidated financial statements in Item 18.

BUSINESS OVERVIEW

Industry Overview

Syngenta is a world leading agribusiness operating in the crop protection, seeds and lawn and garden markets. Crop protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The lawn and garden business provides professional growers and consumers with flowers, turf and landscape, and professional pest management products.

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

Integrated Business

Based on the combined strength of its Crop Protection and Seeds businesses, Syngenta regards itself as uniquely positioned to address the increasingly complex challenges facing farmers, through the development of fully integrated offers on a crop basis. The integrated business is structured into 18 territories grouped under the four geographic regions (Europe, Africa and Middle East, North America, Latin America and Asia Pacific). Under this integrated business, Syngenta is developing an expanded crop-based product pipeline and increasing its reach into new markets with new products, solutions and local go-to-market strategies for its eight strategic global crops. These eight global crops comprise cereals (wheat, barley), corn, diverse field crops (sunflower, oilseed rape, sugar beet), rice, soybean, specialty crops (e.g. fruits, trees, nuts, vines, potatoes, cotton, plantation crops), sugar cane and vegetables. Dedicated crop teams work alongside territory and regional management to develop and maximize integrated product and service offers.

Estimated sales by crop for the years ended December 31, 2014, 2013 and 2012 are as follows:

		Change			Change
Estimated sales ($m)	2014	Actual %	CER %*	2013	Actual %	CER %*	2012
Cereals	1,943	10%	12%	1,772	11%	12%	1,599
Corn	3,355	-6%	-4%	3,560	-1%	-	3,612
Field crops	1,351	-5%	1%	1,428	10%	11%	1,299
Rice	635	-3%	2%	653	11%	16%	590
Soybean	3,017	17%	18%	2,577	10%	11%	2,341
Specialty crops	2,110	5%	7%	2,004	-2%	-1%	2,051
Sugar cane	275	-5%	-2%	290	12%	15%	259
Vegetables	1,743	2%	5%	1,701	2%	4%	1,670
Other**	12	n/a	n/a	12	n/a	n/a	24
Total	14,441	3%	6%	13,997	4%	6%	13,445

Precise sales by crop cannot be determined because many of Syngenta’s Crop Protection products can be used on multiple crops.

* Change percentage at constant exchange rates (“CER”). For the definition of constant exchange rates, see Appendix A in Item 5.

** Sales of Materials Protection products.

Description of Products

Integrated Business

The development of integrated offers involves combining Syngenta’s Crop Protection and Seeds products, and in some instances combining Syngenta’s products with third party products and services, to provide growers with innovative ways to improve crop yields and quality. These offers, which are targeted at growers in emerging as well as developed markets, include integrated crop management programs using existing and newly developed crop protection solutions, genetics, innovative genetically modified and native trait packages, and growing protocols.

Crop Protection

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for corn, cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and field crops; and seed care, primarily in corn, soybean, cereals, oilseeds and cotton. Herbicides are products that eliminate, prevent the growth of, or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) selective herbicides, which are crop-specific and control weeds without harming the crop and (ii) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come into contact. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Seed care products are insecticides and fungicides used to protect growth during the early stages of a crop’s life. To complement traditional Crop Protection chemistry, Syngenta is also investing in abiotic stress management and bio pesticide solutions, such as its Bioline product range.

Syngenta has a broad range of Crop Protection products, making it number one or two in all of its target sectors, underpinned by strong worldwide market coverage. Approximately 92 percent of Syngenta’s annual sales of Crop Protection products come from products marketed in all four regions.

Seeds

Syngenta produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all geographic territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 6,800 varieties of Syngenta’s own proprietary genetics. Syngenta divides its seed products into field crops, such as corn, soybean, rice, cereals, oilseeds and sugar beet, and vegetables. Syngenta has a significant market share in vegetables, corn, soybean, cereals, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. In addition to income from sales of branded seeds, Syngenta generates income from licensing arrangements.

Key Marketed Products and Services

Integrated Business

•
NUCOFFEE® is Syngenta’s innovative business model operating in Brazil that brings together growers, cooperatives and roasters. Built around Syngenta’s crop protection, quality and barter programs, the NUCOFFEE® platform helps Brazilian coffee farmers increase their profitability, with higher yields and better quality for their coffee crop.

Crop Protection

Selective herbicides

Syngenta has a broad range of Selective herbicides that control grasses and broad-leaved weeds and are applicable to most crops, with a special emphasis on corn, soybean and cereals.

•
Atrazine (AATREX®/GESAPRIM®) acts mainly against broad-leaved weeds. Although Atrazine was introduced in 1957 and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn, sorghum and sugarcane. Atrazine is marketed in North America, Latin America, Asia Pacific and in Africa and the Middle East.

•
Clodinafop (TOPIK®/HORIZON®/ CELIO®/ DISCOVER®) is a grass herbicide which provides a broad spectrum of annual grass control in wheat and barley. To further increase crop safety in cereals, the active substance Clodinafop is mixed with the safener Cloquintocet, which selectively enhances the degradation of Clodinafop in cereals but not in the grass weeds. Clodinafop is marketed in all regions.

•
Fluazifop-P-Butyl (FUSILADE®) is one of the leading products for post-emergence control of grass weeds. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and Brazil; and sugar beet and oilseed rape in Europe. The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control. Fluazifop-P-Butyl is marketed in all regions.

•
Fomesafen (FLEX®) provides pre- and post-emergence control and quick eradication of a wide range of broadleaf weeds to protect yields in soybeans, dry beans and other legume crops and cotton. Fomesafen is marketed in all regions.

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

•
Paraquat (GRAMOXONE®), first introduced in 1962, is one of the world’s largest selling non-selective contact herbicides and a vital tool to manage increasing weed resistance challenges worldwide. It has been a key product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. Paraquat is marketed in all regions.

Fungicides

Syngenta has a broad range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•
Azoxystrobin (AMISTAR® Technology), a strobilurin fungicide, is the world’s best-selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is used to control Asian rust in soybeans in a mixture branded as PRIORI XTRA®. Mixtures of AMISTAR® Technology with triazoles (cyproconazole or propiconazole) or chlorothalonil have been developed to combat diseases in cereal crops, primarily in Europe. Mixtures are also used in corn (QUILT®), rice, vegetables and specialty crops (AMISTAR TOP®, AMISTAR XTRA®). AMISTAR® Technology is marketed in all regions.

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

•
MEFENOXAM™3 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of air-borne, seed- and soil-borne diseases caused by fungi such as pythium damping-off, late blight, pink rot and downy mildews. It is used on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is marketed in all regions.

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

1
Pursuant to commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. (now Adama Ltd.) to use and sell STEREO® formulation for use on cereals for the duration of its registration in Denmark, Finland and Sweden.

2	Fluazinam is distributed, but not manufactured, by Syngenta.

3	Mefenoxam is a generic expression in the United States whereas in other countries MEFENOXAM™ is a trademark of Syngenta Participations AG to denominate the active ingredient Metalaxyl-M (ISO name).

4
Pursuant to commitments given to the European Commission, Syngenta granted an exclusive right to Makhteshim Agan Industries Ltd. (now Adama Ltd.) to use and sell its TILT® 250EC and TILT® 6.25GL formulations for use on cereals in Denmark, Finland and Sweden for the duration of their registrations.

Insecticides

Syngenta has a broad range of Insecticides that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. These products are applied either to the soil or sprayed onto the foliage.

•
Abamectin (VERTIMEC® or AGRIMEC®/AGRI-MEK®) is produced by fermentation. This potent insecticide and acaricide is used at very low dose rates against mites, leafminers, nematodes and some other insects in fruits, vegetables, cotton and ornamentals. Abamectin rapidly penetrates the plants and is a useful product for integrated pest management. Abamectin is marketed in all regions.

•
Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from E.I. DuPont de Nemours and Co (“DuPont”) for sale in mixtures with Syngenta active ingredients, is a chemical of the diamide class characterized by a unique mode of action and outstanding activity on all major lepidoptera pests. Chlorantraniliprole mixtures are marketed in all regions.

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

•
Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class. Lufenuron is marketed in Africa and Middle East, Latin America and Asia Pacific.

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

•	Tefluthrin (FORCE®) is a premium corn granular and liquid insecticide that provides broad-spectrum soil insect control and residue activity. Tefluthrin is marketed in all regions.

5
The European Commission suspended effective December 1, 2013 the use of neonicotinoid insecticides on bee attractive crops before and during flowering due to the alleged impact of these products on bee populations. The suspension impacts sales of Syngenta’s thiamethoxam products in European Union markets, primarily the seed treatment CRUISER® in corn, sunflower and oilseed rape crops. Directly impacted sales of Syngenta’s thiamethoxam products in European Union markets are less than $100 million for 2014. On August 27, 2013, Syngenta submitted a legal challenge to the European Commission’s decision to suspend the use of thiamethoxam on bee attractive crops. Thiamethoxam continues to be used in European Union markets as CRUISER® in sugar beet, a non-bee attractive crop, and in potatoes and vegetable crops in glass houses, and as ACTARA®/ENGEO® on all crops after flowering.

Seedcare

The use of Seedcare products is an effective, efficient, and targeted method to protect seedlings and young plants against diseases, insects and nematodes during the period when they are most vulnerable. Syngenta’s broad range of fungicides, insecticides and nematicides allows it to provide a modern portfolio of safe and highly effective products. As seeds increase in value, seed protection becomes more important.

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

•
Corn (AGRISURE®, GOLDEN HARVEST®, NK®, INNOTECHTM, CATALYST® and PHOENIX®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. Many of Syngenta’s elite hybrids are offered as AGRISURE® 3000GT, AGRISURE VIPTERA®, and AGRISURE DURACADE® products, which provide built-in insect protection against corn borers and corn rootworms and tolerance to glyphosate herbicide. Syngenta offers four specific trait stacks that carry the title E-Z REFUGE® and are refuge-in-a-bag products. The products are more convenient for growers than planting a distinct refuge and also improve the durability of the insect control traits by ensuring refuge compliance.  Syngenta also offers seeds with AGRISURE ARTESIAN® technology, which improves the corn plant’s water use efficiency. Competitive hybrids in early maturities, some of them developed through marker assisted breeding, are sold for silage and grain markets. Different varieties of corn seeds are marketed in all regions.

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

•
Soybean (SYNGENTA®, NK®, SPS®) varieties combine high yield genetic superiority, insect control and herbicide tolerance6, which give growers flexibility in their insect and weed control. The major markets for soybean are in North America and Latin America. Syngenta also licenses varieties of soybean to other seed companies in the USA via Greenleaf Genetics LLC.

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

Vegetables

•
Vegetables brands include ROGERS®, S&G®, ZERAIM GEDERA® and DAEHNFELDT®. Syngenta offers a full range of vegetable seeds, including beans, broccoli, cabbage, carrots, cauliflower, cucumbers, lettuce, melons, onions, okra, peas, peppers, spinach, squash, sweet corn, tomatoes and watermelons. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial fresh market growers. In 2013 Syngenta acquired the breeding programs for cucumber, tomato and pepper for greenhouse production from MayAgro Seeds, broadening its offer in Turkey and the Middle East. Different varieties of vegetable seeds are marketed in all regions.

Recently Launched Products and Services (last 3 years)

Integrated Business

•
GROMORETM is a holistic crop protection and agronomy protocol with a targeted go-to-market approach that provides guidance to rice growers for crop protection, seed, nutrients and water optimization which helps them overcome challenges resulting from water scarcity, labor shortages and productivity. Growers can realize yield gains by being better able to choose the right input at the right dose and at the right time for each of the four key growth phases of the crop.

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

•
HYVIDO® is a hybrid barley that offers increased yield, consistency of yield and improved resistance to abiotic stresses. In addition, Syngenta currently offers growers who purchase HYVIDO® an optional cash-back yield guarantee. It guarantees that farmers who subscribe to the offer and use the agronomy protocol (which includes seeds and Syngenta Crop Protection products to maximize yield) will be paid the difference between conventional seed cost and HYVIDO® seed cost if the yield from reference fields of HYVIDO® is not at least 0.5 tons per hectare higher than the yield from conventional fields.

•
TEGRA® Full Service is a service offer for rice growers in Asia comprising mechanically transplanted certified seedlings and agronomy support for the first 60 days, thereby reducing labor input and maximizing crop yield potential.

•
Sustainable Market Access enhances growers’ market access while reducing complexity and risk through a tailored Crop Protection program with cashback assurance. It enables growers to comply with regulatory and food chain requirements.

•
New Customer in Cereals offers food companies and growers the ability to increase local sourcing of high quality grains in emerging markets. Current relationships include AB InBev in beer and Baronia in pasta.

•	‘Water+’ Intelligent Irrigation Platform is designed to deliver improved revenue potential by conveniently integrating crop inputs, agronomic expertise and technology.

Crop Protection

Fungicides

•
Isopyrazam (BONTIMA®, SEGURIS®) is a new broad-spectrum fungicide for cereals, banana, pome fruit, oilseed rape and vegetables which complements Syngenta’s existing product range and provides additional resistance management opportunities. Isopyrazam is marketed in Europe, Africa and Middle East, Latin America and Asia Pacific.

•
SolatenolTM uses new SDHI chemistry and is combined with AMISTAR® to produce ELATUSTM, a foliar fungicide for use on soybean Asian Rust disease, which is the largest disease problem faced by farmers in Latin America. ELATUSTM was introduced in Paraguay and Bolivia in 2013 and Brazil in 2014.

•	Syngenta has recently introduced a range of bio fungicides in its portfolio in different countries including the brands TAEGRO®7, SAKALIA®, TIMOREX®8 GOLD and REMEDIER®9.

Seedcare

•
Pasteuria spp (CLARIVATM) is an endospore-forming bacterium that is a natural control for nematodes offering immediate infection, which stops them from feeding and reproducing and ultimately kills them. CLARIVATM is currently registered for sale and use in the USA for soybeans.

•
Cyantraniliprole (FORTENZA®) Syngenta acquired from DuPont in 2008 the rights to use cyantraniliprole, which is a second generation diamide. This new seed treatment insecticide has a different mode of action acting as both a chemical and Bt trait resistance management tool. It delivers best-in-class early season insect protection both above and below ground and will be available for a wide range of crops including corn, soybeans, oilseed rape/canola, sunflower, potato and rice. FORTENZA® was granted registration in Canada and Argentina in 2013 and future seed treatment registrations are planned for the USA, Brazil, Mexico, and several countries in Europe, Latin America, Asia, Africa and Oceania. It was commercially launched in Argentina in 2014.

7	TAEGRO® is licensed from, and is a registered trademark of Novozymes A/S.

8	TIMOREX® GOLD is licensed from, and is a registered trademark of BIOMORE ISRAEL LTD.

9	REMEDIER® is licensed from, and is a registered trademark of ISAGRO S.p.A.

•
Sedaxane (VIBRANCE®) is a new proprietary fungicide based on the SDHI mode of action combining excellent control against a broad range of seed- and soil-borne diseases with ideal mobility in the soil. This gives long-lasting protection for the entire root system, resulting in higher crop productivity on a broad range of crops including cereals, soybean, oilseed rape/canola, corn, rice, sugar beet, sunflower, cotton and potatoes. Sedaxane received broad registration in 2014 and is marketed in all regions.

Seeds

Field crops

•	In corn, AGRISURE VIPTERA® in Brazil and triple stack corn in Argentina both combine herbicide tolerance and insect resistance.

•
Through Syngenta’s enhanced corn breeding and trait conversion capabilities, twenty new genetic chassis and fifty new corn hybrids were brought into North America production in 2013 for customer use in the 2014 crop year. Ten of these products contain genetics that are new to the market.

•
Five new genetic chassis feature AGRISURE ARTESIAN® technology, a native trait developed using proprietary technology and containing multiple genes identified and selected from the corn genome itself, which helps plants use water more efficiently at every growth stage to provide season-long drought tolerance.

•
Also introduced are hybrids containing the AGRISURE VIPTERA® 3220 E-Z REFUGE® trait stack, which offers dual modes of action to control corn borer and above-ground lepidopteran pests, and the AGRISURE® 3122 E-Z REFUGE® trait stack intended for use in areas where both corn rootworm and lepidopteran pest management are primary concerns. Both products received US Environmental Protection Agency (“EPA”) registration in 2012.

•	AGRISURE DURACADE® was launched in two new products AGRISURE DURACADE® 5122 and AGRISURE DURACADE® 5222. USDA cultivation approval was received in February 2013.

•
ENOGEN® is a corn seed incorporating a corn amylase trait and is the first genetically modified output trait in corn for the US ethanol industry. By enabling expression of an optimized alpha-amylase enzyme directly in corn, dry grind ethanol production can be improved in a way that can be easily integrated into existing infrastructure. Syngenta signed an agreement in 2014 with Cellulosic Ethanol Technologies, LLC (CET) (wholly owned subsidiary of Quad County Corn Processors) to make ethanol from corn kernel fiber. The combination of CET’s Cellerate™ process technology (formerly known as Adding Cellulosic Ethanol or ACE) with ENOGEN® technology provides synergistic benefits enabling a substantial increase in performance, sustainability and profitability of ethanol plants.

•
Syngenta continues to deliver a strong portfolio of soybean, with the launch of more than 50 new varieties in North America and South America having improved diverse genetics bringing new levels of resistance to key diseases.

Additionally, in South America, Syngenta introduced soybean varieties with herbicide tolerance and insect control10.

•
In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities. These new wheat seeds are marketed mainly in Europe and North America.

•
In oilseeds, Syngenta has entered the canola seeds business in Canada in the 2013/2014 growing season by launching two high yielding hybrids with herbicide tolerance provided by the Genuity® Roundup Ready®6 trait. This new hybrid seed portfolio is being commercialized as part of an integrated cross-crop solution across the whole farm targeting canola, cereals and pulses.

10	Intacta RR2 PROTM is licensed from Monsanto Technology LLC.

Vegetables

In Vegetables, Syngenta continues to launch new and attractive consumer products in the United States, Europe and other parts of the world. Some examples of recently launched products include:

•	In Melon, HODA, a yellow canary variety for cultivation in Africa and the Middle East.

•	In Pepper, a new sweet, baby seedless pepper called ANGELLO® in Europe, and CAOBA and STEPHANIA, two new red and yellow blocky varieties for protected cultivation in Mexico.

•	In Squash, new products PROMETHEUS in Europe and SPINELESS PERFECTION in the USA, which offer growers excellent high yield with a broad-spectrum disease resistance.

•
In Sweet Corn, GSS2259P/SHINEROCK multi disease resistant processing sweet corn variety with high yield potential and a native herbicide tolerance, launched globally, and GSS1453 variety with enhanced disease resistance packaged with high yield potential and deep kernels for high recovery, launched in North America.

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

Products and Services in Late Stage Development

Integrated Business

Syngenta’s integrated business offers in late stage development include:

•
PLENE® - In 2014, Syngenta announced plans to broaden and scale up its PLENE® platform of integrated sugar cane solutions. Through an exclusive licensing agreement with New Energy Farms, Syngenta will access an innovative planting system for sugar cane in Brazil: CEEDS™ (Crop Expansion Encapsulation and Drilling System), which is expected to enable the realization of PLENE® on a commercial scale. It is complementary to PLENE® EVOLVE™ and PLENE® PB, which are for nursery production and gap-filling.

•
INTEGRARE™ is a high yield solution to unlock the full yield potential of soybeans through a complete technology offer coupled with agronomic advice and input price risk management, providing confidence and improved return on investment to growers in Brazil.

•
MAXVEG™ is an integrated crop protection and agronomy offer for smallholder growers particularly in Asia matching crop protection and nutrients to crop growth stages of specific varieties in order to increase yield of produce.

•	For TEGRA®, which was launched in 2011, Syngenta is working on enhancements within its technology components.

•
Vegetables Sustainability & Productivity offers for sophisticated growers of greenhouse vegetables in Europe combining seed varieties, crop protection products and biologicals in order to increase crop yield, reduce input resources and ensure produce meeting stringent retailer demands.

•
Cotton Fast Start Performance provides cotton growers with integrated solutions to address biotic and abiotic concerns, focusing on the initial stages of the growth cycle to enable healthy cotton establishment, increased yields and improved quality.

Crop Protection

Syngenta’s pipeline of products under development includes the following Crop Protection products in late stage development:

Selective herbicides

•
Bicyclopyrone is a new broad-spectrum selective herbicide for use in corn, sugar cane and cereals that complements Syngenta’s existing product range. The first registrations are expected in 2015, at which point the herbicide is expected to be commercially launched.

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

Insecticides

•
Cyantraniliprole mixtures (MINECTOTM) Syngenta also acquired from DuPont the exclusive right to use cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole is a new broad-spectrum insecticide that also controls sucking pests and is complementary to the chlorantraniliprole insect control product used for Lepidoptera pest control that Syngenta sells in mixtures with its own leading insect control products.

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

•
A wide range of soybean varieties in late stage development deliver expanded spectrum control of soybean cyst nematodes through utilization of alternate native trait sources of resistance and combines this control with tolerance to sudden death syndrome, iron deficiency chlorosis and phytophthora root rot. In South America the development of a full proprietary portfolio with herbicide tolerance and insect control10 varieties covering major maturity groups and market segments is well advanced.

•
Sugar beet with second generation nematode tolerance for the European market and with broad-spectrum disease and virus resistance in combination with Genuity® Roundup Ready®6 herbicide tolerance trait for the North American market.

•	Sunflowers with high stable yields, integrating broomrape, herbicide and disease resistance.

•	Healthy oil varieties of high oleic sunflowers comprising higher heat stability of plant oils for frying.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance.

Vegetables

•
Focus on increased agronomic quality, fruit quality and shelf life improvements and better plant performance in combination with virus, fungal and insect resistances to provide increased grower performance reliability.

•	Advancing abiotic stress tolerant traits for rootstocks for the high value tomato and pepper markets.

•	Developing new fruit sizes in melons and watermelons tailored to shrinking family sizes in North America and Europe.

•	Bringing forward new consumer and value chain traits for textures that improve the quality of fresh cut fruit.

•	Vegetable research and development to advance convenience traits for consumers.

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

Syngenta has developed and utilizes a number of innovative ways to attract and retain customers in different parts of the world. In an effort to manage some foreign exchange and commodity price volatility, Syngenta sells via barter in some countries such as Brazil and Argentina. In Brazil, a recognized agricultural barter trading method allows growers to pre-arrange sale of their soybean, cotton and cereals crops to commodity traders. Under such pre-arrangements, traders pay Syngenta for its crop protection products on growers’ behalf when growers deliver crops to the traders. Syngenta does not take ownership or delivery of the crops or retain any commodity price risk. Syngenta also directly barters with Brazilian coffee farmers by accepting their crop as payment for its crop protection products. Syngenta has developed a coffee trading network which sells the coffee to roasters and cooperatives internationally. These barter programs also help Syngenta and its customers mitigate the cash flow and financing risks inherent in the Brazilian agricultural market. Approximately 20 percent of Syngenta’s Brazilian sales are transacted under one of these barter programs. Syngenta has introduced similar barter programs in Ukraine to secure collection of receivables from customers or to encourage growers to prepay for crop protection or seed products. Less than 10 percent of Syngenta’s Ukraine sales are transacted under such barter programs.

Syngenta also operates non-barter commodity price mitigation programs in certain countries, including South Africa, the Czech Republic and Slovakia. Certain of these programs assist growers by allowing those who purchase Syngenta products within the program to hedge, at no cost or risk to the grower, the price of an equivalent value of their crop via the commodity futures market. Participating growers are protected against crop price declines that may occur before harvest, which helps ensure their ability to pay Syngenta for its products, and retain their ability to profit from crop price increases. Syngenta does not retain any commodity price risk under these programs.

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

Active ingredients used for Crop Protection products are manufactured at a limited number of sites located in Switzerland, the United States, the United Kingdom, China and India. Syngenta also operates a number of chemical formulation and packing sites strategically located close to the principal markets in which those products are sold. Syngenta operates major formulation and packing plants in Belgium, Brazil, China, France, India, South Korea, Switzerland, the United Kingdom and the United States.

Syngenta manages its Crop Protection supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 36 percent of Crop Protection sales in 2014.

Approximately 23 percent of Syngenta’s raw material purchases for Crop Protection products are fine chemicals. Syngenta has entered into short- to medium-term contracts with many suppliers to provide consistent supply.

Ten percent of Syngenta’s raw material purchases for Crop Protection products are readily available base chemicals that are subject to commodity chemical price volatility. Another eight percent of raw material purchases for crop protection products have an indirect exposure to commodity oil price volatility.

Approximately 13 percent of raw materials for Crop Protection products are sourced from China and India in local currencies and therefore are subject to cost fluctuations from movements in currency exchange rates. Exchange rate movements on Swiss Franc, Pound Sterling and Euro may also impact Syngenta’s reported raw material costs because approximately 4 percent, 2 percent and 26 percent, respectively, of raw materials for Crop Protection products are purchased in those currencies. Syngenta engages in currency hedging activities to mitigate the impact of currency fluctuations on the cost of its raw material purchases.

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

Due to Syngenta’s global presence, it can engage in seed production year-round with a goal of mitigating weather-related seed production risk. In addition, because its facilities are located in both the northern and southern hemispheres, Syngenta can shorten the time required to multiply seeds from breeding to commercial production. This enables it to produce marketable quantities more quickly than if it was dependent on only one growing season.

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

Research and Development

Syngenta’s Research and Development (“R&D”) organization is dedicated to developing quality crop protection and seeds products, as well as crop-focused solutions which integrate multiple technologies. R&D focuses on taking a holistic approach to help customers grow their specific crop using the best technology to address their needs, be it a single technology, a combination of technologies, or technologies and services.

An open and collaborative culture is essential to foster interaction and innovation, both within the R&D organization and across Syngenta, as well as with collaborators and partners. In 2014, a number of changes were initiated and made in R&D to simplify the organization with the goal of delivering an innovative pipeline more productively through improved ways of working and leveraging Syngenta’s scale. Syngenta believes that R&D is now better placed to effectively and efficiently innovate across crops and regions, resulting in faster and more efficient development and registration of new products.

R&D has three principal units:

Research leverages the breadth of Syngenta’s research expertise to innovate more productively;

Development comprises product-centric development units to drive pipeline delivery to meet grower and business needs; and

Platforms underpin the organization, including operations to drive effective implementation as well as the product safety & regulatory function to drive Syngenta’s license to operate agenda.

Syngenta performs an extensive investigation of all safety aspects relating to its products. The human safety assessments address potential risks to both the users of the products and the consumers of food and feed, while in environmental safety Syngenta seeks assurance that the products will not adversely affect soil, water, air, flora or fauna.

To complement in-house expertise and bring in novel technologies, Syngenta actively seeks value-adding partnerships and collaborations to bring new offers to growers. It currently has over 400 R&D collaborations with universities, research institutes and commercial organizations around the world.

Syngenta is an R&D based company with total spending by its integrated business on research and development of $1,376 million in 2014, $1,320 million in 2013 and $1,199 million in 2012.

Researching and developing crop protection products

R&D provides Syngenta with innovative new chemical solutions, biologicals and intellectual property with the potential to be combined with other technologies and create maximum value to growers and differentiation. New research areas are guided by the advancement of new technologies in partnership with the commercial crop teams based on customer need, technology, regulatory requirements and socio-political trends.

Syngenta has major research centers focused on identifying new active ingredients in Stein, Switzerland and Jealott’s Hill, United Kingdom. Scientists work on the research and development of a portfolio of herbicides, fungicides, insecticides, nematicides and crop enhancing chemicals and biologicals, with broad applicability as foliar, soil and seed treatments for agriculture and Lawn & Garden customers.

Syngenta is continuously improving its research process. State-of-the-art synthetic chemistry and high-speed automated synthesis are used in concert to effectively prepare the quantity and quality of compounds for both high throughput and highly targeted biological screening. A crucial feature is the structured design approach to chemistry, which ensures that the chemical entities possess properties most likely to relate to the desired product profile, including potency, spectrum and safety parameters.

Once an active ingredient is ready for testing, the development team, supported by the global expertise of the trialing function, ensures that the work is efficiently and effectively completed to turn promising molecules into products that are safe to users and the environment, pass all registration requirements and meet customers’ needs. Such development typically takes six to eight years. The active ingredient’s efficacy and safety is assessed as early as possible in the development process and all data is compiled for registration and safe product use.

Syngenta tests compounds on target crops globally under different climatic conditions and in varying soils. In parallel, an industrial scale manufacturing process is identified and optimized, and appropriate formulations and packages are developed. In addition, R&D works to improve Syngenta’s current chemical products by supporting the development of new mixtures, formulations and programs that bring new effects and opportunities to growers. Refreshing the existing product range is key to continued success in the face of competition, even after patent expiry.

Researching and developing seeds products

R&D is dedicated to creating new varieties of major crops having improved quality and productivity. This includes improving tolerance to pests and other environmental stresses as well as quality characteristics such as nutritional composition, consumer appeal and shelf life. Scientists focus on advancing the performance, stability and quality of seed varieties, not only for Syngenta’s eight strategic crops, but also for over 50 food and feed crops in total.

Syngenta’s biotechnology activities primarily take place at Research Triangle Park, NC, USA, for both research and development of key native and genetically modified traits and where in 2013 a $72 million unique new glasshouse facility, the Crop Lab, was opened. Activities at this site are supported by smaller laboratories around the world. In addition, Syngenta operates approximately 100 breeding and germplasm enhancement centers strategically located around the world.

Syngenta expects that end users such as livestock producers, grain processors, food processors and other partners in the food chain will continue to demand specific qualities in the crops they use as inputs. Syngenta has therefore built up and continues to develop an extensive germplasm library.

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

Patents in respect of plant-related inventions may cover (i) transgenic plants and seeds gene effects, (ii) genetic constructs and individual components thereof and enabling technology for producing transgenic plants and seeds, and (iii) new breeding technologies such as marker-assisted breeding and products obtained thereby. The territorial coverage of patent filings and the scope of protection obtained vary depending on the circumstances and the country concerned.

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

Competitive Environment

Syngenta’s key competitors are dedicated agribusinesses or large chemical companies headquartered in Western Europe and North America and comprise BASF, Bayer, Dow, DuPont and its Pioneer subsidiary, and Monsanto. Syngenta and these top companies account for about 65 percent of the worldwide market for crop protection and seeds products.

Companies in the crop protection business compete on the basis of strength and breadth of product range, product development and differentiation, geographical coverage, price and customer service. In many countries, generic producers of off-patent crop protection compounds are additional competitors to the research-based companies in the commodity segment of the market.

The main competitive factor in the seeds industry remains the quality of genetics and the increasing importance of traits. Historically, competition in the seeds industry has been fragmented, with small producers competing in local markets. With the emergence of biotechnology, the seeds industry has become research intensive. The majority of the transgenic products commercialized to date are traits that improve performance and farming efficiency in major world crops such as corn, soybean, cotton and canola (input traits). As a result, companies having access to a broad genetic range of germplasm as a platform for trait commercialization have a key competitive advantage. In addition to Monsanto, Pioneer, Bayer and Dow, other significant competitors in the seeds business are: Vilmorin, KWS, and Takii.

In the future, Syngenta expects that increased emphasis will continue to be placed on developing products that provide benefits to food and feed processors, fuel production, retail trade and consumers (output traits). One future competitive advantage is expected to be the ability to develop partnerships to allow delivery of biotechnology traits to the target market sectors.

Lawn and Garden

Lawn and Garden leverages Syngenta’s agricultural technology into the adjacent markets of flowers, home and garden and turf, landscape and professional pest management. Syngenta Lawn and Garden is a global business and sells products within these markets, which largely are consumer-driven, in all regions.

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

As the global leader in seeds and cuttings, Syngenta Flowers offers a wide range of pot and bedding plant genetics. Syngenta combines its deep experience in top quality genetics and ornamental controls to support distributors, growers, retailers and consumers as a complete partner. Syngenta is furthermore a world leader in chemical and biological crop protection solutions for a broad range of ornamentals in pot and bedding plants, bulbs and cut flowers.

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

Key Marketed Products

Lawn and Garden offers a range of specialized products for use in the flower genetics, ornamentals, consumer lawn and garden and turf and landscape markets. A large number of these products include active ingredients that are also used in Syngenta’s Integrated Business described above.

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

•	Grandalia – Landscape Dahlia series in eight brilliant colors bred for superior mildew tolerance and garden performance in combination with good uniformity.

•	Sriracha – F1 Cuphea llavea – a new class for the seeds market used in premium spring and summer extender / heat-lover programs.

•	Starcluster – vegetative Penta Hybrids – very large flowers and heat resistant.

Recently launched products for use in Ornamentals treatment are:

•	BIOLINE® products – various predatory and beneficial insects supporting growers in North America to improve integrated production and in certification efforts.

•	HICURETM – amino acids – a biostimulant used in cut flowers for mitigating climatic stress and enabling the rose plant to build a higher number of stems.

•	NEMATHORIN® 150 EC – fosthiazate – controls soil nematodes in cut flower production.

Recently launched products for use in Turf, landscape and professional pest management are:

•	BRISKWAY® – Fungicide (azoxystrobin and difenoconazole) – broad-spectrum fungicide for prevention and control of certain diseases in golf course turf grasses.

•
CARAVAN® G – Insecticide and fungicide (azoxystrobin and thiamethoxam) – systemic control of both insect pests and diseases with one product applied to turf grasses on residential lawns, commercial grounds (office and shopping complexes, airports), parks, playgrounds, golf courses, and athletic fields.

•
ZYROX® Fly Bait – granular fly control insecticide based on Cyantraniliprole which offers a new mode of action resistance management tool for controlling nuisance flies in urban, rural and commercial markets

•	FERENCE™ – insecticide for professional turf applications. Based on Cyantraniliprole, FERENCE™ helps golf course superintendents systemically control annual bluegrass weevil at all larval stages

Products in Late Stage Development

Syngenta Flowers has a rich pipeline of products under development, which extends beyond 2018 and involves projects covering all product lines.

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

Due to Syngenta’s global presence, it can engage in seed production year-round with a goal of mitigating weather-related seed production risk. In addition, because its facilities are located in both the northern and southern hemispheres, Syngenta can shorten the time required to multiply seeds from breeding to commercial production. This enables it to produce marketable quantities more quickly than if it was dependent on only one growing season.

Syngenta Flowers sources vegetative cuttings from its own cutting production facilities in Kenya, Ethiopia, Guatemala and the USA, and from contract growers, notably in Mexico.

Syngenta’s crop protection production process and facilities are leveraged to produce and source the range of Turf, landscape and professional pest management, Ornamentals and Home and garden chemical products marketed by Lawn and Garden. For a description of the manufacturing process for these products, see Production for Syngenta’s Integrated Business above.

Marketing and Distribution

Syngenta Flowers seed and vegetative products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. In 2008, the Syngenta Flowers brand was introduced as an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers uses the GOLDFISCH® brand and the GOLDSMITH® and YODER® brands as portfolio brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers. In addition, Syngenta Flowers distributes and brokers its products and product forms through FLORIPRO SERVICES® in Europe. The product range of Flower seeds covers 200 seeds series in 70 classes, while the vegetative range covers 120 series in 81 crops.

Lawn and Garden has marketing organizations in all its major markets with dedicated sales forces that provide customer and technical service, product promotion and market support. In cases where the crop protection market is not segmented into professional turf, landscape and professional pest management, ornamental or home and garden markets, the Syngenta integrated business organization is used to market Lawn and Garden products to customers.

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

Research and Development

Flowers genetics research and development is dedicated to creating new varieties of major flower genetics having improved quality and productivity, either alone or in combination with other technologies. Syngenta’s research and innovation provide the grower and retail markets with a choice of new genetics, shapes and colors of continuously improved longevity, stress tolerance and drought and disease resistance. Syngenta has major Flowers research centers in Enkhuizen, Holland and Gilroy, California, USA, each of which is focused on identifying new or improved varieties of genetics with unique traits.

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

The total spent on research and development in Lawn and Garden was $54 million in 2014, $56 million in 2013 and $58 million in 2012.

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

Competitive Environment

The main competitive factors in the flowers industry remain the quality of genetics and the increasing importance of unique traits to enhance growers’ ability to produce as well as improving garden performance for consumers. Historically, and still to a large degree, flowers competition in the seeds industry has been fragmented, with small producers competing in local markets. The traditional grower market has evolved into a mass market of commodity products distinguished by low differentiation and overcapacity increasingly supplying a rapidly consolidating and competitive retail sector. The market opportunities are in increasing presence along the value chain towards retail and delivering to the consumer unique, higher quality plants with improved garden performance. At present, Syngenta Flowers’ main competitors in the seeds business are Ball, Sakata, Fides and DnA Group.

The home and garden chemical controls market is impacted by the shift of business through mega retail channels and crowded shelf space. Syngenta’s main competitors in this market include Bayer and regional private labels.

The key competitors in the turf, landscape and professional pest management markets are the leading agribusiness companies based in Western Europe and North America supplying crop protection chemicals which are generally specifically branded and tailored to these specialized markets. These companies compete primarily on the basis of product innovation and portfolio breadth. Additional competition comes from generic manufacturers in the off-patent segments. Increasingly, customer service, integrated programs and more holistic solution offers are being introduced to address broader unmet customer needs and further differentiate the major innovation companies from generics. Syngenta’s main competitors in these markets are Bayer, BASF and Dow.

Government Regulations

The field-testing, production, import, marketing and use of Syngenta’s products are subject to extensive regulation and numerous government approvals. Registration procedures apply in all major markets.

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

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). In the context of the SIX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:

-	Companies are disclosed if their sales exceed $100 million or equivalent or if their total assets exceed 1 percent of total Group assets

-	Companies with a financing function are all disclosed

None of the significant legal entities are listed. Please refer to Note 29 “Other new IFRSs and accounting policies” to the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Municipality	Percentage owned by Syngenta	Local currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	Buenos Aires	100%	ARS	1,759,409,877	Sales/Production
Australia
Syngenta Australia Pty Limited	North Ryde	100%	AUD	83,942,909	Sales/Production/Development
Brazil
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	2,522,624,609	Sales/Production/Research
Syngenta Seeds Ltda.	São Paulo	100%	BRL	438,017,043	Sales/Production/Development
Canada
Syngenta Canada Inc.	Guelph	100%	CAD	–	Sales/Research
China
Syngenta (China) Investment Company Limited	Shanghai	100%	USD	46,660,810	Holding/Sales
Colombia
Syngenta S.A.	Bogotá, D.C.	100%	COP	58,134,293,300	Sales/Production/Research
France
Syngenta France S.A.S.	Saint-Sauveur	100%	EUR	50,745,240	Sales/Production/Development
Germany
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Syngenta Seeds GmbH	Bad Salzuflen	100%	EUR	1,330,100	Sales/Production/Research
Hungary
Syngenta Magyarország Kft	Budapest	100%	HUF	280,490,000	Sales/Production/Development
India
Syngenta India Limited	Pune	96.3%	INR	159,308,320	Sales/Production
Indonesia
PT Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production/Development
Italy
Syngenta Italia S.p.A.	Milano	100%	EUR	5,200,000	Sales/Production/Development
Japan
Syngenta Japan K.K.	Tokyo	100%	JPY	–	Sales/Production/Research
South Korea
Syngenta Korea Ltd.	Seoul	100%	KRW	127,882,000,000	Sales/Production/Development
Mexico
Syngenta Agro, S.A. de C.V.	México City, D.F.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	Enkhuizen	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	Enkhuizen	100%	EUR	90,001	Holding/Finance
Panama
Syngenta Crop Protection S.A.	Panama City	100%	USD	101,000	Sales/Distribution
Paraguay
Syngenta Paraguay S.A.	Asunción	100%	PYG	192,000,000,000	Sales/Production
Poland
Syngenta Polska Sp.z.o.o.	Warsaw	100%	PLN	22,264,000	Sales
Russian Federation
OOO Syngenta	Moscow	100%	RUB	895,619,000	Sales/Distribution

Country	Municipality	Percentage owned by Syngenta	Local currency	Share capital in local currency	Function of company
Singapore
Syngenta Asia Pacific Pte. Ltd.	Singapore	100%	SGD	1,588,023,595	Sales/Holding
Spain
Syngenta España S.A.	Madrid	100%	EUR	7,544,828	Distribution/Development/Production
Switzerland
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG1	Basel	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Finance AG1	Basel	100%	CHF	10,000,000	Finance
Syngenta Participations AG1	Basel	100%	CHF	25,000,020	Holding
Thailand
Syngenta Crop Protection Limited	Bangkok	100%	THB	149,000,000	Holding/Research/Distribution/Production
Ukraine
TOV Syngenta	Kiev	100%	UAH	2,009,240,000	Sales/Research
United Kingdom
Syngenta Limited	Guildford	100%	GBP	85,000,000	Holding/Production/Research
Syngenta UK Limited	Fulbourn	100%	GBP	500	Sales/Research
USA
Syngenta Crop Protection, LLC	Greensboro	100%	USD	100	Sales/Production/Research
Syngenta Seeds, Inc.	Minnetonka	100%	USD	–	Sales/Production/Research
Syngenta Corporation	Wilmington	100%	USD	100	Holding/Finance
Uruguay
Syngenta Agro Uruguay S.A.	Montevideo	100%	UYU	178,566,200	Sales/Distribution
Vietnam
Syngenta Vietnam Ltd.	Bien Hoa City	100%	USD	10,000,000	Sales/Production

1 Direct holding of Syngenta AG

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites. The following is a summary of Syngenta’s principal properties:

Locations	Freehold/ Leasehold	Approx. area (thou. sq. ft.)	Principal use
Rosental, Basel, Switzerland	Freehold	300	Headquarters, global functions
Monthey, Switzerland	Freehold	10,400	Production
Stein, Switzerland	Freehold	4,000	Research
Dielsdorf, Switzerland	Freehold	800	Administration, marketing, production
Kaisten, Switzerland	Freehold	1001	Production
Münchwilen, Switzerland	Freehold	600	Research, production
Seneffe, Belgium	Freehold	2,500	Production
Ghent, Belgium	Leasehold	100	Administration, research
Aigues-Vives, France	Freehold	1,5002	Production
Nérac, France	Freehold	600	Production
St Pierre, France	Freehold	1,500	Production
Saint-Sauveur, France	Freehold	200	Research, production
Sarrians, France	Freehold	3,200	Research
Bad Salzuflen, Germany	Leasehold	34,400	Research, production
Mezotur, Hungary	Freehold	1,300	Production
Enkhuizen, The Netherlands	Freehold	3,500	Administration, research, marketing, production
Landskrona, Sweden	Freehold	8,700	Research, production, marketing
Jealott’s Hill, Berkshire, UK	Freehold	28,300	Research
Huddersfield, West Yorkshire, UK	Freehold	10,800	Production
Grangemouth, Falkirk, UK	Freehold	900	Production
Greensboro, North Carolina, USA	Freehold	3,000	US headquarters, research
Minnetonka, Minnesota, USA	Freehold	100	Administration
St. Gabriel, Louisiana, USA	Freehold	54,700	Production
Greens Bayou, Texas, USA	Freehold	10,9003	Production
Research Triangle Park, North Carolina, USA	Freehold	3,400	Research
Gilroy, California, USA	Freehold	2,500	Production, research, marketing
Lone Tree, Iowa, USA	Freehold	1,300	Production
Omaha, Nebraska, USA	Freehold	1,800	Production
Phillips, Nebraska, USA	Freehold	2,6004	Production
Waterloo, Nebraska, USA	Freehold	1,7005	Production
Pasco, Washington, USA	Freehold	1,700	Production
Clinton, Illinois, USA	Freehold	1,400	Research
Stanton, Minnesota, USA	Freehold	18,000	Research
Slater, Iowa, USA	Freehold	13,700	Research
Woodland, California, USA	Freehold	6,400	Production, research
Venado Tuerto, Argentina	Freehold	1,000	Production
Formosa, Brazil	Freehold	2,200	Production
Itápolis, Brazil	Freehold	500	Production
Ituiutaba, Brazil	Freehold	2,200	Production
Matão, Brazil	Freehold	500	Production
Paulinia, Brazil	Freehold	6,800	Production
Uberlandia, Brazil	Freehold	27,000	Research
Amatitlan, Guatemala	Freehold	3,100	Production
Kapok, Guatemala	Freehold	2,000	Production
Nantong, China	Leasehold	1,900	Production
Beijing, China	Leasehold	300	Research
Goa, India	Freehold	8,700	Production, research
Iksan, South Korea	Freehold	900	Production
Koka, Ethiopia	Leasehold	9,700	Production
Pollen, Kenya	Leasehold	4,800	Production
Thika, Kenya	Leasehold	3,000	Production

1	Surface area of building/factory that Syngenta owns; land (143 thousand square feet) is owned by a third party
2	Only approximately 900 thousand square feet are currently used and developed
3	Only approximately 5,900 thousand square feet are currently used and developed
4	Only approximately 1,700 thousand square feet are currently used and developed
5	Only approximately 1,200 thousand square feet are currently used and developed

Please also see “Business Overview” above for a description of the products produced at the various properties listed above.

Syngenta started preliminary work in 2014 on a project to further expand capacity at its Monthey, Switzerland site to increase the production capacity of its major new fungicide by 900 metric tons per year by 2017 at an estimated cost of $65 million.

In order to meet growing demand for corn in Brazil, an approximately $80 million project commenced in 2013 at Syngenta’s Formosa site in Brazil to expand production capacity by approximately 30 percent. Spending on the project in 2014 was approximately $30 million, bringing total spending to approximately $70 million. The project is expected to be completed in 2015.

In 2013, Syngenta announced plans to invest approximately $90 million by the end of 2018 on the expansion of its research and development operations on Syngenta’s existing research campus in Research Triangle Park, North Carolina, USA, including further capacity expansion, and upgraded laboratory and other facilities. Research at the expanded site will focus on traits that can better tolerate climate variability, combat plant stresses such as drought, and enhance crop productivity and plant performance. In addition to the current focus on corn and soybean, research will be expanded to incorporate other crops such as cereals, rice, vegetables and sugar cane. Spending on the project in 2014 was approximately $40 million. Spending on the project in 2013 was less than $10 million.

Syngenta is investing approximately $90 million at its Nantong, China facility to increase production capacity of crop protection products by approximately 1,000 metric tons per year to meet increasing demand. The project is expected to be completed in 2015. Spending on the project in 2014 was approximately $50 million, bringing total spend to approximately $80 million.

To support long-term growth objectives, Syngenta is investing approximately $50 million at its Stein, Switzerland research site to expand and upgrade its biological sciences facilities. The project is expected to be completed in 2015. Spending on the project in 2014 was approximately $30 million. Spending on the project in 2013 was less than $10 million.

Following completion in 2013 of the $30 million expansion project at its Kaisten, Switzerland site, Syngenta is investing an additional approximately $90 million at the site to increase production capacity of an intermediate to one of its major Selective herbicide products by an additional approximately 30 percent to meet increasing demand. The project is expected to be completed in 2015. Spending on the project in 2014 was approximately $50 million.

Syngenta is refurbishing and modernizing its Basel headquarters under a program that will run over the period through 2015 and is estimated to cost approximately $200 million, with approximately 70 percent spent as of December 31, 2014.

ITEM 4A — UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction
The following discussion includes forward-looking statements subject to risks and uncertainty. See “Forward-looking statements” at the beginning of this document. This discussion also includes non-GAAP financial data in addition to GAAP results. See Appendix A to this section and Note 1 to the financial highlights in Item 3 for a reconciliation of this data and explanation of the reasons for presenting such data.

Constant exchange rates
Approximately 56 percent of Syngenta’s sales and 68 percent of Syngenta’s costs in 2014 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by movements in exchange rates. Sales in 2014 were 3 percent higher than 2013 on a reported basis, but were 5 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (“CER”) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

Overview
Syngenta is a world leading agribusiness operating in the crop protection, seeds and lawn and garden markets. Crop protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape, and professional pest management products.

Syngenta’s results are affected, both positively and negatively, by, among other factors: general economic conditions; weather conditions, which can influence the demand for certain products over the course of a season and the quantity and cost of seeds supply; commodity crop prices; and exchange rate fluctuations. Government measures, such as subsidies or rules regulating the use of agricultural products, genetically modified seeds, or areas allowed to be planted with certain crops, also can have an impact on Syngenta’s industry. Syngenta’s results are also affected by the growing importance of biotechnology to agriculture and the use of genetically modified crops. In future years, climate change may have both positive and negative impacts on Syngenta’s results. Climate change may make growing certain crops more or less viable in different geographic areas, but is not likely to reduce overall demand for food and feed. Syngenta currently sells and is developing products to improve the water productivity of plants and increase tolerance to drought and heat. Legislation may be enacted in the future that limits carbon dioxide emissions in the manufacture of Syngenta’s products or increases the costs associated with such emissions. Syngenta works actively to make its production operations more energy efficient and to reduce the rate of carbon dioxide emissions per unit of sales revenue.

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest market in 2014 was Europe, Africa and the Middle East, which represented approximately 32 percent of consolidated sales (2013: 30 percent) followed by Latin America at 29 percent (2013: 28 percent), North America at 25 percent (2013: 28 percent) and Asia Pacific at 14 percent (2013: 14 percent). Markets for agricultural products in Europe, Africa and the Middle East and North America are seasonal resulting in both sales and operating profit for Syngenta in these markets being weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Latin America has its main selling season in the second half of the year due to its location in the southern hemisphere.

Syngenta’s most significant manufacturing and research and development sites are located in Switzerland, the United Kingdom (“UK”), the United States of America (“USA” or “US”), China and India. Syngenta has major research centers focused on identifying new active ingredients in Stein, Switzerland and Jealott’s Hill, UK. Syngenta’s primary center for agricultural genomics and biotechnology research is in the USA.

References in this document to market share estimates are based where possible on global agrochemical and biotechnology industry information provided by a third party or on information published by major competitors and are supplemented by Syngenta marketing staff estimates.

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 16 percent of sales in 2014 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 18 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 2 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling and the Euro, relative to the US dollar, and the relative impact on operating profit may differ from that on sales. Sales in emerging markets are now over 50 percent of Syngenta’s total sales. Where it is not commercially disadvantageous, Syngenta sets sales prices in these markets in US dollars, particularly in parts of Latin America and the CIS. However, in many emerging territories Syngenta sells in the local currency of the countries in the territory and as a result has a long exposure to multiple emerging market currencies. The effects of currency fluctuations within any one year have been reduced by risk management strategies such as hedging. For further information on these strategies please refer to Notes 27 and 29 of the consolidated financial statements in Item 18.

The consolidated financial statements in Item 18 are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) royalty and license income, (ii) impairment, (iii) acquisition accounting, (iv) adjustments to revenue and trade receivables, (v) seeds inventory valuation and allowances, (vi) environmental provisions, (vii) defined benefit post-employment benefits, including pension asset ceiling, (viii) deferred tax assets, (ix) uncertain tax positions and (x) foreign currency translation of intercompany funding. These policies are described in more detail in Notes 2 and 29 to the consolidated financial statements in Item 18.

Summary of results

Net income in 2014 was 2 percent lower than 2013 as higher sales volumes and local currency sales prices were offset by the effects of weaker emerging market currency exchange rates and emerging market cost inflation; the favorable impact of an amendment to the defined benefit pension plan in the UK was offset by higher staff incentive costs compared with the low level in 2013.

Sales in 2014 were 3 percent higher, 5 percent higher at constant exchange rates, with 2 percent growth in sales volumes and an additional 3 percent from higher local currency sales prices. This growth was achieved despite the impact of deliberate reductions in sales volume of the low margin solo glyphosate product TOUCHDOWN®, which reduced sales by approximately $150 million. First year sales of the new fungicide ELATUSTM in Brazil increased sales by over $300 million. Local currency sales price increases were achieved in 2014 in both Crop Protection and Seeds products and in all regions.

Operating costs as a percentage of sales increased slightly in 2014 compared with 2013, but at constant exchange rates were approximately 0.5 percent lower. Costs in 2014 were net of gains of approximately $170 million from amendments to defined benefit pension plans in the UK and the Netherlands; 2013 included a gain of $41 million from a change to the Swiss pension fund and significantly lower staff incentive costs. Cost of goods sold in 2014 included approximately $110 million higher fixed costs from lower capacity utilization largely in Crop Protection products; 2013 Cost of goods sold included approximately $175 million higher costs largely due to the drought in the seed growing season in 2012, with a continuing impact in 2014 of approximately $100 million, and approximately $170 million of additional inventory provisions largely related to corn seed production in the United States in 2013. The charge to seeds inventory provisions in 2014 returned to more normal levels. Research and development costs were 4 percent higher than 2013, 5 percent at constant exchange rates. Research and development costs as a percentage of sales were broadly in line with 2013 at 9.4 percent and except for the 2014 defined benefit pension gain impact would have been towards the upper end of the medium-term target of 9-10 percent of sales forecast in the 2013 report. Approximately $50 million of the 2014 impact from defined benefit pension plan amendments relates to Research and development. Restructuring and impairment costs excluding those in Cost of goods sold were $14 million higher as a result of the first year costs of the Accelerating Operational Leverage (“AOL”) program announced in February 2014. Excluding restructuring and impairment, combined Marketing and distribution expense and General and administrative were 5 percent higher, 9 percent at constant exchange rates; costs in 2013 included the full benefit of the amendment to the Swiss pension plan and lower staff incentive costs, while the impacts of the 2014 pension plan amendments were included largely in Cost of goods sold and Research and development. Exchange rate impacts, particularly those from sales in emerging market currencies, reduced operating income by approximately $170 million, including gains on related hedges in 2014 compared with small losses in 2013.

Cash flow from operating activities increased $717 million largely due to changes in net working capital, which decreased mainly as the result of a planned reduction in inventory levels compared with an increase in 2013. Cash flow used for investing activities in 2014 was $43 million lower than in 2013, including lower additions to property, plant and equipment, and increased proceeds from disposals including the sale of a site in Turkey. Acquisitions in both years are described below. Cash flow used for financing activities was $694 million lower than in 2013; while both years included bond repayments, in 2014 both Eurobond and domestic CHF bonds were issued; the higher net funds inflow from these bond activities more than offset the increased dividend payment. In the context of the continued strong balance sheet and confidence in future cash generation, subject to shareholder approval, the Company proposes to increase the dividend to CHF 11.00 per share from CHF 10.00 per share paid in 2014.

Integrated sales of Crop Protection and Seeds products increased by 3 percent, 6 percent at constant exchange rates. Integrated sales excluding sales of lower margin glyphosate products increased by 7 percent. Crop Protection product sales increased by 4 percent, 6 percent at constant exchange rates, with 3 percent higher sales volumes and an additional 3 percent from increased local currency sales prices. Seeds sales declined in 2014 by 2 percent, but at constant exchange rates were 2 percent higher as a 4 percent increase in local currency sales prices was offset only partially by a 2 percent decrease in sales volume. In late December, Chinese import approval for the AGRISURE VIPTERA® corn trait was secured. Acquisitions contributed $48 million to Seeds sales in 2014 while the divestment of Dulcinea Farms in December 2013 resulted in a $71 million decrease in 2014 Seeds sales compared with 2013.

Integrated sales of Crop Protection and Seeds products increased 8 percent in Europe, Africa and Middle East, 7 percent in Latin America and 5 percent in Asia Pacific. Sales in North America were 7 percent lower. Sales growth in Europe, Africa and Middle East was broad-based, with increases having occurred in all territories. Latin America sales grew strongly in Crop Protection, benefitting from the strong first year sales of the new fungicide ELATUSTM. Sales growth in Asia Pacific occurred in both emerging and developed markets and was particularly strong in South Asia, China and Australasia. The sales decline in North America largely is due to the prolonged cold temperatures in the first half of the year, which delayed the start of the US season and reduced disease and insect pressure, as well as the deliberate reduction in sales of lower margin glyphosate. Emerging market sales growth continued to be strong across all regions and overall was 7 percent, 11 percent at constant exchange rates.

Lawn and Garden sales were flat compared with 2013 and at constant exchange rates grew by 1 percent from growth in emerging markets and a recovery in the golf market in North America and Japan, partially offset by the impact of product portfolio streamlining to improve profitability and continued challenging business conditions for flowers caused by a lack of consumer confidence in key developed markets.

Gross profit margin remained broadly flat at 46 percent, but at constant exchange rates margin was approximately 1 percentage point higher. Margins in 2014 benefited from the higher sales prices, cost savings from the integrated crop strategy program and part of the impact of the amendments to pension plans, but were adversely impacted by lower capacity utilization from a planned inventory reduction and adverse product mix; margins in 2013 included the higher seeds costs and inventory provisions noted above.

Marketing and distribution expense increased by 4 percent, 8 percent at constant exchange rates. Charges for doubtful receivables were approximately $30 million higher in 2014, reflecting weaker grower liquidity and political uncertainties in parts of Latin America and the CIS. In addition, employee incentive costs were higher and there was cost inflation in some emerging markets, particularly in Latin America.

General and administrative includes restructuring and impairment, the components of which are described under the Restructuring and impairment heading within this section, and increased by 8 percent from 2013. General and administrative excluding restructuring and impairment was 7 percent higher, including foreign exchange hedging gains of $15 million compared with losses of $4 million in 2013. Excluding currency effects, General and administrative excluding restructuring and impairment increased by 10 percent due to higher employee incentive costs compared with the low level in 2013, a lower benefit from pension plan changes and increased litigation expense. Cost in 2014 included a $22 million benefit recognized from changes to the UK and Netherlands pension plans; cost in 2013 included a $41 million benefit from changes to the Swiss pension plan.

Restructuring and impairment expenses in 2014, excluding those reported in Cost of goods sold, increased by $14 million over 2013. 2014 included $63 million of costs from the AOL program announced in February 2014 as the first initiatives were progressed and implementation started. Final charges in 2014 for the operational efficiency programs announced in 2004 and 2007 were $21 million less than in 2013. Other non-cash impairments were $11 million less in 2014 than in 2013.

Income from associates and joint ventures decreased by $41 million to $7 million. 2013 included a favorable tax ruling and compensation received from an energy supplier to exit an uneconomic supply arrangement.

Financial expense, net was $17 million higher than 2013, mainly due to increased funding and hedging costs relating to emerging market operations and higher bank charges from government transaction taxes in Argentina. The tax rate, excluding taxes related to restructuring and impairment, remained flat at 15 percent.

Together, these factors resulted in 2014 net income attributable to Syngenta AG shareholders and diluted earnings per share decreasing by 2 percent and 1 percent, respectively, compared with 2013.

Comparing 2013 with 2012, net income in 2013 was 11 percent lower than 2012 largely due to recognition of guaranteed minimum royalties for the 604 corn rootworm trait licensed to Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of DuPont, not repeated in 2013.

Sales in 2013 were 3 percent higher, 5 percent at constant exchange rates, with 3 percent growth in sales volumes and an additional 2 percent from higher local currency sales prices. Sales volume growth was reduced by 2 percent due to the inclusion in 2012 of the guaranteed minimum royalties for the MIR604 corn rootworm trait licensed to Pioneer, not repeated in 2013. Local currency sales price increases were achieved in both Crop Protection and Seeds products and in all regions. Gross profit margin declined by approximately 3.5 percentage points in 2013 due to the non-recurrence in 2013 of the royalty described above, a $170 million seeds inventory provision largely related to high US corn yields having caused corn seed production there to exceed forecasted sales, and adverse product mix from strong growth in sales of relatively low margin glyphosate products. Marketing and distribution expenses decreased by 1 percent and were 1 percent higher at constant exchange rates, with some increase in charges for doubtful receivables offset by savings generated by the restructuring programs described below and reduced employee incentives. Research and development expense was 9 percent higher, 11 percent at constant exchange rates, and as a percentage of sales increased by 0.5 percent to 9.4 percent. General and administrative including restructuring and impairment decreased by 19 percent from 2012. Excluding restructuring and impairment, these costs decreased by 15 percent including foreign exchange hedging losses of $4 million compared with $61 million in 2012. Excluding currency effects, General and administrative excluding restructuring and impairment decreased by 6 percent from lower employee incentives, savings including those from the restructuring programs described below and an approximately $41 million benefit from changes to the Swiss pension plan. Restructuring and impairment expenses excluding those reported in Cost of goods sold were $79 million lower than 2012 mainly from the program to integrate the commercial operations of Crop Protection and Seeds having progressed into its third year and the operational efficiency program having been substantially completed. In addition, 2012 included losses on the sales of the Fafard and Syngenta Horticultural Services businesses totaling $25 million. Financial expense, net was $53 million higher than 2012, mainly due to increased hedging volumes in emerging markets and foreign exchange losses from higher volatility in emerging market currencies. The tax rate increased slightly to 15 percent and was approximately 1 percent higher excluding taxes related to restructuring and impairment and divestment gains and losses.

Cash flow from operating activities before change in net working capital decreased by $120 million in 2013, with 2012 having included the recognition of the guaranteed minimum royalties for the corn rootworm trait mentioned above. Cash flow from operating activities in 2013 was sufficient to fund Syngenta’s investing activities including a further increase in 2013 in capital expenditures. Cash flow from investing activities was $446 million lower than 2012, which included higher spending on business acquisitions.

Acquisitions, divestments and other significant transactions

2014

On April 4, 2014, Syngenta acquired 100% of the shares of Società Produttori Sementi S.p.A. (“PSB”) in exchange for cash. PSB is one of Italy’s oldest seed companies and a leader in durum wheat breeding and production. The primary reasons for the acquisition were to gain access to PSB’s durum wheat breeding expertise and its links to the food industry, which will be complemented by Syngenta’s cereals Research and Development and global presence.

On July 21, 2014, Syngenta acquired the German and Polish winter wheat and winter oilseed rape (“WOSR”) breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group, in exchange for cash. The acquired business consists of 100% of the shares of Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seed  GmbH, SW Winter Oilseed AB and certain sites in Germany. The primary reasons for the acquisition were to give Syngenta access to high-quality germplasm, a seeds pipeline and commercial varieties which complement Syngenta’s portfolio and will support the continued development of hybrid cereals for growers worldwide.

2013

In January and March 2013, Syngenta acquired the remaining equity interests in deVGen N.V. (“Devgen”) that it did not already own after its initial takeover offer was settled in December 2012.

In October 2013, Syngenta acquired 100 percent of the shares of MRI Seed Zambia Ltd. (“MRI Seed”) and MRI Agro Zambia Ltd. (“MRI Agro”) (collectively “MRI”) for $88 million in cash. MRI is a leading developer, producer and distributor of white corn seed in Zambia. Syngenta believes that the white corn market has high growth potential, and the crop is critical to Africa’s future food security. MRI’s corn germplasm is among Africa’s most comprehensive and diverse, incorporating temperate, tropical and sub-tropical material. This unique portfolio will be developed to support expansion in high-growth East African markets and may be leveraged globally through Syngenta’s elite breeding programs. MRI Agro also distributes crop protection chemicals and other agricultural inputs in Zambia.

In December 2013, Syngenta divested its Dulcinea Farms business (“Dulcinea”) to Pacific Trellis Fruit LLC, a US-based international grower and marketer of fresh produce.

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

In November 2012, Syngenta acquired control of Pasteuria, a US-based biotechnology company. Syngenta now owns 100 percent of Pasteuria. Prior to taking control, Syngenta had held a 37 percent equity interest in Pasteuria indirectly through a venture capital fund which Syngenta consolidates in its financial statements. Since 2011, Syngenta and Pasteuria had been working in an exclusive global technology partnership to develop and commercialize biological products to control plant-parasitic nematodes, using the naturally occurring soil bacteria Pasteuria spp. The acquisition facilitates the introduction of key products to complement Syngenta’s existing chemical nematicide range and to support integrated solutions across a broad variety of crops such as soybean, corn, cereals, sugarbeet and vegetables.

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

Restructuring programs

In 2004, Syngenta announced the operational efficiency cost saving program to realize further cost savings after completion of the integration of the former Novartis and Zeneca businesses and in response to low underlying growth in the crop protection markets seen at the time. In 2007, Syngenta began a further phase of the operational efficiency restructuring program to drive cost savings to offset increased expenditures in research and technology, marketing and product development in the growth areas of seeds, professional products and emerging country markets, targeting savings in both cost of goods sold and other operating expenses. The programs are now substantially complete and final expenditures in 2014 related mainly to the rollout of standardized and outsourced human resource support services. Minor cash outflows are expected during 2015. Cash spent under the programs in 2014 and 2013 totaled $26 million and $42 million, respectively. Cumulative spending on the programs to the end of 2014 totaled $1,053 million and non-cash charges totaled $371 million, broadly in line with the projected $1,050 million cash costs and $380 million of non-cash charges indicated in the 2013 report.

In 2011, Syngenta announced a program to integrate global commercial operations for Crop Protection and Seeds thereby enabling operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated product offer to grower customers. It is estimated that cash costs of approximately $400 million will be incurred to complete the program. During 2014, costs of $61 million were charged under the program (2013: $60 million). Cash spent was $61 million (2013: $75 million). Cumulative costs incurred for the program through December 31, 2014 total $372 million and cumulative spending totals $346 million.

On February 5, 2014, Syngenta announced a new restructuring program to drive further improvement in operating income margins and accelerate delivery of operational leverage as sales grow. The program targets an improvement in profitability as a percentage of sales over the period up to 2018 from a reduction in the ratios of marketing and distribution, research and development and general and administrative expenses to sales. The program includes plans to further improve efficiency in customer facing operations, research and development and production and to enable an improvement in the ratio of trade working capital to sales. The cash cost of the restructuring program is estimated at approximately $900 million, including the costs of implementing new systems, but excluding related capital expenditures, and significant benefits are expected to be realized beginning in 2015. During 2014, cash costs of $49 million were charged under the program and cash spent was $43 million. No costs were incurred under the program in 2013.

Results of operations

2014 compared with 2013

Sales commentary

Syngenta’s consolidated sales for 2014 were $15,134 million, compared with $14,688 million in 2013, a 3 percent increase year on year. At constant exchange rates sales grew by 5 percent. The analysis by segment is as follows:

($m, except change %)				Change
Segment	2014	2013	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	4,547	4,223	7%	4%	11%	-3%	8%
North America	3,582	3,848	-8%	2%	-6%	-1%	-7%
Latin America	4,279	3,991	7%	2%	9%	-2%	7%
Asia Pacific	2,033	1,935	4%	6%	10%	-5%	5%
Total integrated	14,441	13,997	3%	3%	6%	-3%	3%
Lawn and Garden	693	691	0%	1%	1%	-1%	0%
Group sales	15,134	14,688	2%	3%	5%	-2%	3%

Europe, Africa and Middle East

Sales increased by 8 percent, 11 percent at constant exchange rates as volume increased by 7 percent and local currency sales prices increased by 4 percent. Sales growth was broad-based, with increases in all territories. The CIS registered strong volume growth in both Crop Protection and Seeds, with a particularly strong fourth quarter.  Sales price increases offset around half of the currency loss following the sharp depreciation of the Russian ruble and the Ukranian hyrvnia. The new SDHI fungicides contributed notably to growth in the region, with sales of SEGURIS® and VIBRANCE® both increasing by more than 75 percent. Sales growth was strong in the fourth quarter due to the expansion of the HYVIDO® hybrid barley solution, the consolidation of seeds acquisitions and from strong early demand for crop protection products for the 2015 growing season.

North America

Sales decreased by 7 percent, 6 percent at constant exchange rates as volume decreased by 8 percent and local currency sales prices increased by 2 percent. The sales decrease largely was due to the prolonged cold temperatures in the first half of the year, which delayed the start of the US season and reduced disease and insect pressure. In Canada, sales decreased as cereals acreage was lower and demand was further affected by flooding.  Non-selective herbicide sales in the region decreased as a result of the deliberate reduction in sales of lower margin glyphosate. In seeds, soybean sales were higher due to increased acreage and increased bulk shipments under an early order program. Corn sales decreased due to reduced acreage. In late December, Chinese import approval for the AGRISURE VIPTERA®  corn trait was secured.

Latin America

Sales increased by 7 percent, 9 percent at constant exchange rates as volume increased by 7 percent and local currency sales prices increased by 2 percent. Excluding glyphosate, sales at constant exchange rates increased by 15 percent. The sales growth occurred despite irregular rainfall, which caused some delays in planting and crop protection consumption. In Crop Protection, sales of the new fungicide ELATUS™ exceeded $300 million following its launch in Brazil, where there was also strong insecticide growth due to severe caterpillar pressure in soybean, corn and cotton. Sales of crop protection products for sugar cane decreased due to to drought during the summer and to lower ethanol prices affecting the profitability of sugar cane mills.  Corn seed sales increased slightly despite lower acreage. Soybean increased significantly due to the combination of increased planted area and a gain in market share.

Asia Pacific

Sales increased by 5 percent, 10 percent at constant exchange rates as volume increased by 4 percent, and local currency sales prices increased by 6 percent. Growth occurred in both emerging and developed markets and was particularly strong in South Asia, China and Australasia. Increased fungicides sales reflected further adoption of AMISTAR® technology in China and new launches in South Asia. Sales growth was double-digit for GRAMOXONE® due to tight supply, particularly in ASEAN, but after a strong first half, sales in China were significantly lower in the second half of the year as a government ban on liquid paraquat formulations took effect. Sales of vegetables increased driven by further adoption of MAXVEG™ protocols as well as sweet corn seed growth in China and South Asia. In rice, sales grew due to products from the Devgen acquisition and expansion in India.

Lawn and Garden: major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER®, SYNGENTA FLOWERS

Lawn and Garden sales were flat compared with prior year and increased by 1 percent at constant exchange rates due to increased local currency sales prices. Sales volume was flat as growth in emerging markets in Asia Pacific and Latin America was offset by challenging conditions in Flowers, particularly in Europe due to low consumer confidence in the key German and French markets and the impact of product portfolio streamlining to focus on high value chemistry and genetics. Turf and landscape sales increased with double digit growth in the fourth quarter, reflecting a recovery in the golf market that earlier in the year was affected by poor weather conditions in North America and Japan.

Sales by product line are set out below:

($m, except change %)					Change
Product line	2014	2013	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	3,083	3,051	0%	3%	3%	-2%	1%
Non-selective herbicides	1,445	1,545	-12%	8%	-4%	-2%	-6%
Fungicides	3,518	3,035	16%	1%	17%	-1%	16%
Insecticides	2,066	1,912	7%	3%	10%	-2%	8%
Seedcare	1,115	1,228	-8%	2%	-6%	-3%	-9%
Other crop protection	154	152	3%	1%	4%	-3%	1%
Total Crop Protection	11,381	10,923	3%	3%	6%	-2%	4%
Corn and soybean	1,665	1,654	1%	3%	4%	-3%	1%
Diverse field crops	827	842	0%	4%	4%	-6%	-2%
Vegetables	663	708	-10%	5%	-5%	-1%	-6%
Total Seeds	3,155	3,204	-2%	4%	2%	-4%	-2%
Elimination*	(95)	(130)	n/a	n/a	n/a	n/a	n/a
Total integrated	14,441	13,997	3%	3%	6%	-3%	3%
Lawn and Garden	693	691	0%	1%	1%	-1%	0%
Group sales	15,134	14,688	2%	3%	5%	-2%	3%

*	Crop Protection sales to Seeds

Crop Protection

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FLEX®, FUSILADE®MAX, TOPIK®

Sales increased by 1 percent, 3 percent at constant exchange rates as local currency sales prices were increased by 3 percent and volume was flat. Sales in Europe, Africa and the Middle East, particularly AXIAL® on cereals and BICEP® II MAGNUM on corn, benefited from increased weed pressure caused by the mild winter in the region during the first half of the year.  In North America sales of DUAL MAGNUM® for corn increased with strong growth in the second half of the year after some pre-emergent sprays were missed in the first half due to the late season. Sales of FUSILADE®MAX and FLEX® on soybean performed well in the USA and in Argentina, where weed resistance to glyphosate is spreading.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales decreased by 6 percent, 4 percent at constant exchange rates as the impact of deliberate reductions in sales volume of the low margin solo glyphosate product TOUCHDOWN® more than offset an 8 percent local currency sales price increase across Syngenta’s non-selective herbicide portfolio. The reduction in TOUCHDOWN® decreased sales by approximately $150 million. Sales of GRAMOXONE® increased as strong demand and tight supply resulted in volume and price increases, primarily in ASEAN and Latin America.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Sales increased by 16 percent, 17 percent at constant exchange rates as volume increased by 16 percent and local currency sales prices were increased by 1 percent. The main contribution to growth came from the new product ELATUS™, based on the active ingredient Solatenol™, which had strong first year sales in Brazil. Sales of SEGURIS®, the SDHI fungicide for cereals, grew strongly in Europe. Sales of AMISTAR® grew strongly in Europe but this was more than offset by lower sales in the Americas.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales increased by 8 percent, 10 percent at constant exchange rates as volume increased by 7 percent and local currency sales prices were increased by 3 percent. Sales grew in all regions except North America, where sales decreased due to the late growing season and low pest pressure. Sales of DURIVO® exceeded $400 million and grew significantly, particularly in Brazil due to strong pest pressure there in soybean, corn and cotton, including the spread of the helicoverpa caterpillar.

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Sales decreased by 9 percent, 6 percent at constant exchange rates as volume decreased by 8 percent and local currency sales prices were increased by 2 percent. Lower Seedcare sales reflected reduced sales to other seed companies in the Americas, where reduced corn acreage and plentiful seed supply affected demand. Sales of CRUISER® also decreased due to the suspension of sales of neonicotinoids imposed in the European Union. Sales of VIBRANCE®, based on the SDHI fungicide sedaxane, continued to grow strongly with sales up by almost 50 percent.

Seeds

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales increased by 1 percent, 4 percent at constant exchange rates as volume increased by 1 percent and local currency sales prices were increased by 3 percent. Sales volumes and local currency prices increased in Europe, Africa and Middle East led by the CIS. Sales in the Americas were flat, with both North and Latin America experiencing the shift from corn to soybean; soybean sales in Brazil benefited from a new business partner strategy. Sales of the AGRISURE VIPTERA® corn trait, where Chinese import approval was achieved at year end, remained steady at around 30 percent of US corn seed sales. In Brazil, VIPTERA™ is successfully addressing the pest spectrum and now accounts for around half the corn portfolio. The new proprietary corn rootworm trait DURACADE™ was planted for the first time in the USA under the “Right to Grow” program.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales decreased by 2 percent but increased by 4 percent at constant exchange rates due to increased local currency sales prices; sales volume was flat. Sunflower sales decreased due to reduced acreage in South East Europe, partially offset by volume and local currency price growth in the CIS. Growth in Cereals sales was driven by Central Europe and was increased in the fourth quarter by consolidation of acquisitions. Lower sugar beet volumes in the USA were partially offset by growth in the CIS. In Asia Pacific, sales of rice increased reflecting sales from the Devgen acquisition as well as expansion in India.

Vegetables: major brands ROGERS®, S&G®

Sales decreased by 6 percent, 5 percent at constant exchange rates as volume decreased by 10 percent and local currency sales prices were increased by 5 percent. The volume decrease is attributable to the divestment of Dulcinea; excluding this divestment, sales at constant exchange rates increased by 6 percent. Asia Pacific sales grew by double digits driven by sweet corn and sweet peppers in China and South Asia. Strong growth in the emerging markets of Africa and the Middle East continued with expanding melon and tomato sales. Sales increased in the developed markets in Europe due to local currency sales price increases. Excluding Dulcinea, sales in North America increased by 3 percent.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase of sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	15,134	14,688	–	–	15,134	14,688	3%	5%
Cost of goods sold	(8,192)	(7,986)	(13)	–	(8,179)	(7,986)	-2%	-3%
Gross profit	6,942	6,702	(13)	–	6,955	6,702	4%	8%
as a percentage of sales	46%	46%	–	–	46%	46%
Marketing and distribution	(2,497)	(2,394)	–	–	(2,497)	(2,394)	-4%	-8%
Research and development	(1,430)	(1,376)	–	–	(1,430)	(1,376)	-4%	-5%
General and administrative	(910)	(846)	(193)	(179)	(717)	(667)	-7%	-10%
Operating income	2,105	2,086	(206)	(179)	2,311	2,265	2%	9%
as a percentage of sales	14%	14%			15%	15%

Operating Income/(Loss)
($m, except change %)						2014	2013	Change %
Europe, Africa and Middle East						1,456	1,430	2%
North America						901	1,047	-14%
Latin America						1,069	1,015	5%
Asia Pacific						560	534	5%
Non-regional						(1,981)	(2,037)	3%
Total integrated						2,005	1,989	1%
Lawn and Garden						100	97	3%
Group						2,105	2,086	1%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income increased by 1 percent to $2,105 million as profit growth from higher sales volumes and local currency prices, and from lower Seeds inventory provision charges was largely offset by the impact of weaker emerging market currencies, adverse sales product mix and salary and other inflation, particularly in emerging markets. The ratio of operating income to sales was broadly flat.

Sales grew by 3 percent, 5 percent at constant exchange rates with sales volumes 2 percent higher from increases in all regions except North America, where sales decreased due to a delay to the start of the US planting season, reduced insect pressure and the deliberate reduction in sales of solo glyphosate. Overall local currency sales prices were 3 percent higher. Exchange rate movements reduced sales by 2 percent, particularly due to a weaker Brazilian real and currencies in Asia Pacific and Eastern Europe. Gross profit margin increased by 0.3 percentage points, but at constant exchange rates and excluding restructuring and impairment charges was 1.3 percentage points higher; local currency sales price increases, lower charges to inventory provisions following the exceptional $170 million provision in 2013 and lower 2014 seeds production costs were partly offset by adverse product mix and higher production costs particularly in Crop Protection due to lower capacity utilization from the planned inventory reduction. Marketing and distribution costs increased by 4 percent, 8 percent at constant exchange rates, due to cost inflation, including the higher level of inflation in emerging markets, higher employee incentive costs compared with the low level in 2013, an approximately $30 million increase to charges for doubtful receivables and an increase in distribution costs. Research and development expense increased by 4 percent, 5 percent at constant exchange rates, with targeted increases in expenditures partly offset by the gain from the amendments to defined benefit pension plans in the UK and the Netherlands. Research and development expense remained at 9.4 percent of sales.

General and administrative was 8 percent higher than 2013, 7 percent higher excluding restructuring and impairment. General and administrative is reported net of the result of currency hedging programs, which in 2014 was a net income of $15 million compared with a net loss of $4 million in 2013. At constant exchange rates, General and administrative excluding restructuring and impairment was 10 percent higher than 2013. Costs in 2014 included higher employee incentive costs than the low level in 2013 and were net of a $22 million recorded gain on changes to the UK and Netherlands pension plans, while 2013 costs were net of a $41 million gain on changes to the Swiss pension plan. Litigation expenses were also higher in 2014 due to an increased number of ongoing legal actions. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $27 million in 2014 to $206 million due to the first year of charges from the new Accelerating Operational Leverage plan announced in February 2014.

Excluding the impact of hedging, the adverse impact on sales of weaker emerging market currencies versus the US dollar in 2014 was only partly offset by the favorable impact on costs from these currencies and that of a weaker Euro and Swiss franc in the second half of the year. Taken together with the $19 million favorable variance in the net hedging result from the hedging program for forecast foreign currency transactions (“EBITDA program”), the overall impact of exchange rate movements on operating income compared with 2013 was approximately an adverse $170 million. The net adverse impact arising from the weaker Russian ruble and Ukrainian hryvnia was partly mitigated by higher local currency sales price increases, with an increasing use of US dollar pricing.

Operating income by segment

Europe, Africa and Middle East	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	4,547	4,223	–	–	4,547	4,223	8%	11%
Cost of goods sold	(2,180)	(1,958)	(13)	–	(2,167)	(1,958)	-11%	-10%
Gross profit	2,367	2,265	(13)	–	2,380	2,265	5%	11%
as a percentage of sales	52%	54%			52%	54%
Marketing and distribution	(720)	(676)	–	–	(720)	(676)	-7%	-9%
General and administrative	(191)	(159)	(30)	(18)	(161)	(141)	-14%	-16%
Operating income	1,456	1,430	(43)	(18)	1,499	1,448	4%	12%
as a percentage of sales	32%	34%			33%	34%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales in Europe, Africa and Middle East were 8 percent higher than in 2013, 11 percent at constant exchange rates, with 7 percent higher sales volumes and an additional 4 percent from increased local currency sales prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 1.5 percentage points lower, 1.3 percentage points lower excluding restructuring and impairment. Restructuring and impairment in 2014 included in Cost of goods sold related to the acquisitions completed in the year. Excluding restructuring and impairment, the lower gross profit as a percentage of sales was largely the result of adverse currency movements, particularly that on sales in weaker currencies in the CIS. At constant exchange rates, gross profit margin excluding restructuring and impairment was 0.2 percentage points above 2013, with the higher local currency sales prices partly offset by adverse product mix.

Marketing and distribution costs increased by 7 percent, 9 percent at constant exchange rates due to higher employee incentive costs linked to the strong regional sales performance and an increase in provisions for doubtful receivables due to weaker customer liquidity in parts of the region.

General and administrative was 20 percent higher including increased restructuring charges. Excluding restructuring and impairment, expenses were 14 percent higher and were 16 percent higher at constant exchange rates including increased amortization expense and lower government grants. Restructuring and impairment charges were $43 million in 2014 compared with $18 million in 2013 due to the introduction of the Accelerating Operational Leverage program and the reversal of inventory step-ups on acquisitions.

Operating income as a percentage of sales decreased by 2 percentage points to 32 percent. Excluding the impact of restructuring and impairment, operating income margin decreased by 1 percentage point to 33 percent due to the impacts of weaker currencies relative to the US dollar; otherwise operating income margin was broadly flat. Overall, currency movements compared with the US dollar reduced operating income excluding restructuring and impairment by an estimated $114 million largely due to weaker currencies in Russia and the Ukraine.

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	3,582	3,848	–	–	3,582	3,848	-7%	-6%
Cost of goods sold	(2,003)	(2,169)	–	–	(2,003)	(2,169)	8%	8%
Gross profit	1,579	1,679	–	–	1,579	1,679	-6%	-4%
as a percentage of sales	44%	44%			44%	44%
Marketing and distribution	(564)	(544)	–	–	(564)	(544)	-4%	-4%
General and administrative	(114)	(88)	(22)	(27)	(92)	(61)	-51%	-51%
Operating income	901	1,047	(22)	(27)	923	1,074	-14%	-11%
as a percentage of sales	25%	27%			26%	28%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales declined by 7 percent, 6 percent at constant exchange rates, due to 8 percent lower sales volumes partially offset by 2 percent higher local currency sales prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin increased by 0.5 percentage points from lower inventory provisions following the exceptional charge in 2013 and reduced Seeds production costs, partly offset by adverse product mix.

Marketing and distribution costs were 4 percent higher due to higher distribution costs and some increase in employee incentives from the low level in 2013.

General and administrative excluding restructuring and impairment increased by $31 million mainly due to increased litigation defense costs and a decrease in compensation received from granting access by others to Syngenta product registration data.

Restructuring and impairment costs in 2014 included $12 million for initiatives under the Accelerating Operational Leverage program to restructure marketing and commercial operations and to optimize production capacity. Other cash costs were due to closure of activities that were not divested with the Dulcinea business and to final charges under previous restructuring programs. Restructuring and impairment charges in 2013 included final charges of $11 million for amortization of reacquired rights related to the Greenleaf Genetics LLC acquisition in 2010, and $6 million impairment of a trademark which was phased out in 2013.

Operating income as a percentage of sales decreased by 2 percentage points as a result of higher distribution costs on a lower sales volume and litigation expenses.

Latin America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	4,279	3,991	–	–	4,279	3,991	7%	9%
Cost of goods sold	(2,492)	(2,290)	–	–	(2,492)	(2,290)	-9%	-14%
Gross profit	1,787	1,701	–	–	1,787	1,701	5%	3%
as a percentage of sales	42%	43%			42%	43%
Marketing and distribution	(615)	(594)	–	–	(615)	(594)	-4%	-14%
General and administrative	(103)	(92)	(26)	(5)	(77)	(87)	11%	11%
Operating income	1,069	1,015	(26)	(5)	1,095	1,020	7%	-2%
as a percentage of sales	25%	25%			26%	26%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 7 percent, 9 percent at constant exchange rates with 7 percent from higher volumes and an additional 2 percent from increased prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 1 percentage point lower at 42 percent mainly due to adverse mix in Crop Protection products as the result of higher initial cost of goods in ELATUS™ and lower margins in Seeds. With a significant proportion of sales priced in US dollars, gross profit margin at constant exchange rates is approximately 2 percentage points lower than last year, not benefiting from the weaker Brazilian exchange rate impact on cost of goods sold.

Marketing and distribution costs were 4 percent higher than 2013, up 14 percent at constant exchange rates due to relatively high local cost inflation, particularly in Argentina, higher charges to provisions for doubtful receivables due to a deteriorating macroeconomic situation in parts of the region, an increase in employee incentives from the low level in 2013 and launch costs for ELATUS™; together these more than offset savings from restructuring the commercial organisation in Argentina.

General and administrative excluding restructuring and impairment was $10 million, 11 percent, lower than 2013 due to cost savings following completion of a system project and progress in outsourcing certain back office activities.

Restructuring and impairment costs increased by $21 million to $26 million in 2014. 2014 included non-cash impairments of $14 million for the write-down of machinery in Brazil due to significant changes in production processes and $9 million for initiatives to drive efficiencies in local commercial operations under the Accelerating Operational Leverage program. Restructuring and impairment charges in 2013 related to the implementation of standard systems and processes to centralize and partly outsource back office activities.

Operating income increased by $54 million, but was $75 million higher excluding restructuring and impairment. Operating income as a percentage of sales declined by 0.5 percentage points. Excluding restructuring and impairment, operating income as a percentage of sales was flat, but was approximately 3 percentage points lower at constant exchange rates due to the lower gross profit margin and increased Marketing and distribution costs. The Brazilian real and Argentine peso weakened during 2014. As a significant portion of sales in these countries are priced in US dollars, whereas expenses and part of cost of goods sold are in local currencies, operating income increased by approximately $95 million as a result of the weaker currencies, including the adverse impact the weaker currencies had on those sales where US dollar pricing is not possible.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment1		Change before restructuring and impairment1
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	2,033	1,935	–	–	2,033	1,935	5%	10%
Cost of goods sold	(1,107)	(1,041)	–	–	(1,107)	(1,041)	-6%	-9%
Gross profit	926	894	–	–	926	894	4%	10%
as a percentage of sales	46%	46%			46%	46%
Marketing and distribution	(314)	(300)	–	–	(314)	(300)	-5%	-8%
General and administrative	(52)	(60)	(4)	(6)	(48)	(54)	11%	10%
Operating income	560	534	(4)	(6)	564	540	5%	13%
as a percentage of sales	28%	28%			28%	28%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales increased by 5 percent and were 10 percent higher at constant exchange rates due to 4 percent higher sales volumes and 6 percent higher local currency sales prices. See the Sales commentary section above for further information regarding sales in the region. Gross profit margin declined by 0.6 percentage points, but was broadly flat at constant exchange rates as an increase in production costs in Crop Protection offset the benefits of the higher local currency sales prices.

Marketing and distribution costs were 5 percent higher, 8 percent at constant exchange rates, partly from increased employee incentives in line with regional business performance.

General and administrative excluding restructuring and impairment decreased by 11 percent, 10 percent at constant exchange rates due to the settlement of an insurance claim in 2014, while 2013 included provision for a product liability case.

Restructuring and impairment charges in 2014 decreased from 2013 due mainly to lower costs from the integration of Devgen, acquired in 2012.

Operating income margin remained at 28 percent in 2014. Operating income margin excluding restructuring and impairment was also flat, but was 1 percentage point higher at constant exchange rates with expense growth constrained below sales growth.

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

Non-regional costs decreased by $56 million, or 3 percent from 2013, to $1,981 million largely due to a decrease in cost of goods sold of $123 million reflecting more favorable production cost variances in the Seeds business compared with 2013. Research and development expense increased by 4 percent, 6 percent at constant exchange rates, to $1,376 million. Increased spending on research and development was in line with Syngenta’s medium-term plan of expenditure in the upper end of the 9-10 percent of sales range; in 2014 the increase was offset by the impact of $49 million of gains from pension plan amendments included in Research and development. Global marketing expense increased by $6 million. General and administrative is reported including hedging gains of $13 million, compared with losses of $16 million in 2013. Excluding the net hedging result and restructuring and impairment, General and administrative increased by $39 million to $320 million mainly due to increased employee incentives and higher pension expenses, partly offset by favorable currency impacts on underlying expenditures. In 2013, $41 million of benefit for the amendment of the Swiss pension plan was included in Non-regional, General and administrative, compared with $22 million of benefit in 2014 from the amendments to the UK and Netherlands pension plans. Restructuring and impairment charges within non-regional decreased by $5 million to $96 million as the first year of costs from the Accelerating Operational Leverage program announced in early 2014 were more than offset by decreased impairment charges. Details of restructuring and impairment for 2014 and 2013 are shown below.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	693	691	–	–	693	691	0%	1%
Cost of goods sold	(318)	(313)	–	–	(318)	(313)	-2%	-1%
Gross profit	375	378	–	–	375	378	-1%	1%
as a percentage of sales	54%	55%			54%	55%
Marketing and distribution	(174)	(176)	–	–	(174)	(176)	1%	0%
Research and development	(54)	(56)	–	–	(54)	(56)	4%	4%
General and administrative	(47)	(49)	(15)	(22)	(32)	(27)	-16%	12%
Operating income	100	97	(15)	(22)	115	119	-3%	9%
as a percentage of sales	14%	14%			17%	17%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Lawn and Garden sales remained at 2013 levels, with a 1 percent increase in local currency sales prices offset by a 1 percent currency impact. See the Sales commentary section above for further information on sales in the segment. Gross profit margin decreased by 0.6 percentage points but was flat at constant exchange rates.

Marketing and distribution costs were 1 percent lower, flat at constant exchange rates and were tightly constrained in the context of the low revenue growth.

General and administrative is reported net of an $8 million hedging gain under the EBITDA hedging program compared with $15 million in 2013. General and administrative excluding restructuring and impairment and hedging gains was $40 million in 2014 compared with $42 million in 2013.

Restructuring costs in 2014 decreased by $7 million compared with 2013. 2013 included cash costs and the write-down of inventories following a major product range rationalization as well as $4 million of closing adjustments to the fair value of the consideration of 2012 divestments. Restructuring costs in 2014 are due to continuing restructuring of the Flowers business, including initiatives to improve efficiency as part of the Accelerating Operational Leverage program.

Operating income as a percentage of sales was flat at 14 percent, 17 percent excluding restructuring and impairment.

Defined Benefit Pensions

Defined benefit pension expense was a credit of $36 million in 2014 compared with a charge of $95 million in 2013. The main reason for the credit was the $143 million gain on amendment of the UK pension plan, partly offset by an increase in current service cost driven by the impact of lower discount rates. 2013 pension expense included a $41 million gain on amendment of the Swiss pension plan. Syngenta expects 2015 defined benefit pension expense to be approximately $165 million, with the increase compared with 2014 resulting from the non-recurrence of the plan amendment and settlement gains reported in 2014 and 2013 and a further increase in current service cost, attributable to the continued reductions in discount rates for all significant plans.

Syngenta contributions to defined benefit pension plans were $185 million in 2014 compared with $131 million in 2013, principally because Syngenta paid a $25 million additional lump sum contribution resulting from the 2013 Swiss plan amendment at the beginning of 2014, and because the first quarter of 2013 included the final benefits from prior years’ accelerated contribution payments to the UK plan. No accelerated contributions were made in either 2014 or 2013. In 2015, Syngenta expects contributions to defined benefit pension plans to be approximately $175 million, as the non-recurrence of the $25 million Swiss contribution is largely offset by the planned resumption of contributions to the US plan, which were $nil in 2014 and 2013.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2014 and 2013, broken down into the main restructuring initiatives, consist of the following:

($m)	2014	2013
Accelerating operational leverage programs:
Cash costs	49	-
Non-cash impairment costs	14	-

Integrated crop strategy programs:
Cash costs	61	60

Operational efficiency programs:
Cash costs	18	33
Non-cash impairment costs	-	6

Acquisition and related integration costs:
Cash costs	27	30
Non-cash items
Reversal of inventory step-ups	13	–
Reacquired rights	–	11
Divestment losses	–	4

Other non-cash restructuring and impairment:
Non-current asset impairment	24	35
Total restructuring and impairment¹	206	179

1	$13 million (2013: $nil) is included within Cost of goods sold and $193 million (2013: $179 million) as Restructuring.

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

2014

Accelerating operational leverage programs

In February 2014, Syngenta announced a restructuring program to drive further improvements in operating income margins and accelerate delivery of operational leverage as sales grow. 2014 cash costs of $49 million include $14 million for initiatives to restructure marketing and commercial operations, $13 million for projects to drive efficiencies in territory commercial operations, particularly in Latin America, $11 million to rationalize logistical operations and optimize production capacity, $5 million for Research and Development productivity projects, and $6 million for project management. Non-cash charges consist of $1 million for the impairment of a site, which is closing, and $13 million for inventory write-downs due to a significant rationalization of the Vegetables product range.

Integrated crop strategy programs

Cash costs of $61 million include $24 million of charges for the transfer of certain system and process management activities to a new internal service center in India, including severance and pension costs of $11 million, $25 million for the development and rollout of processes and training programs for marketing the integrated Crop Protection and Seeds product offers and related commercial reorganization, $4 million for information system projects, $4 million to restructure the integrated Research and Development function, $2 million to restructure the Human Resource organization and $2 million for legal entity rationalization projects.

Operational efficiency programs

The operational efficiency restructuring programs announced in 2004 and 2007 are substantially complete. The final expenditures of $18 million in 2014 largely relate to the rollout of standardized and outsourced human resource support services.

Acquisition and related integration costs

Cash costs of $27 million include $21 million incurred to integrate previous acquisitions, mainly Devgen, MRI, PSB, and the German and Polish winter wheat and oilseed rape breeding and business operations of Lantmännen. A further $6 million consists of transaction costs, including those related to uncompleted transactions. Reversal of inventory step-up relates to the MRI and PSB acquisitions. The inventory acquired with these businesses was valued at its fair value less costs to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of this inventory increased cost of goods sold.

Other non-cash restructuring

Other non-cash restructuring consists of $20 million of fixed asset impairments, including $14 million for plant & machinery in Brazil and Canada due to significant changes in production processes and $6 million for development costs of major plant expansion projects that were subsequently aborted, and $4 million for the impairment of loan notes related to strategic venture capital investments.

2013

Integrated crop strategy programs

Cash costs of $60 million included $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for on-going integration of marketing and sales operations, mainly in Europe.

Operational efficiency programs

Operational efficiency cash costs of $33 million included $18 million related to the completion of the projects to standardize and consolidate global back office operations, $9 million for restructuring projects in the Flowers business and $6 million for various projects including restructuring at the corporate headquarters and outsourcing of human resources support. Non-cash impairment costs consisted of exceptional inventory write-downs made in connection with a restructuring of the Flowers product range to simplify the business and eliminate unprofitable varieties.

Acquisition and related integration costs

Cash costs of $30 million included $23 million to integrate previous acquisitions, mainly Devgen, Sunfield and Pasteuria, and $7 million of transaction charges, including those related to uncompleted transactions.

As part of the Greenleaf acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and were being amortized over the remaining term of the original license contract, 3 years.

Divestment losses related to the 2013 divestment of the Dulcinea vegetables business and the sale of an unused site in North America, as well as closing adjustments to the fair value of the consideration on the 2012 divestments of the Syngenta Horticultural Services business and the Fafard peat unit.

Other non-cash restructuring

Other non-current asset impairments included $12 million for the impairment of a financial asset and $23 million of intangible asset impairments. Intangible asset impairments included $16 million to impair product rights acquired with the Devgen acquisition, which will not be used in Syngenta and for which no buyer was found, $6 million for the impairment of a trademark, phased out during 2013, and another small impairment.

Financial expense, net

Financial expense, net increased to $217 million in 2014 from $200 million in 2013. Net currency losses in 2014 of $139 million were $5 million higher than 2013 and reflected higher costs of hedging due to currency volatility in Ukraine, Russia and Argentina as well as in other emerging markets. Other financial expenses were $13 million higher than 2013 mainly due to higher bank transaction taxes in Argentina. Net interest expense of $43 million in 2014 was similar to 2013.

Taxes

The Swiss statutory tax rate applicable to Syngenta remained flat for 2014 at 22 percent. Syngenta’s effective tax rate in 2014 was 14 percent, 1 percent lower than the 15 percent effective tax rate for 2013. Income taxed at different rates reduced the effective tax rate by 4 percent in 2014 (7 percent in 2013), with a lower weighting of income subject to a lower tax rate, including in Switzerland where certain intellectual property income is subject to tax at a reduced rate. Tax deductions for amortization and impairments not recognized for IFRS reduced the tax rate by 3 percent (1 percent in 2013) due to the impairment of the shares held by group companies in a subsidiary resulting from a decrease in the value of the subsidiary as determined under local GAAP. Non-recognition of deferred tax assets increased the tax rate by 3 percent (1 percent in 2013) mainly due to deferred tax assets in parts of Latin America and the CIS where the criteria for recognizing deferred tax assets are not met because of local currency weakness and weak economic conditions.

The tax rate on restructuring and impairment was 18 percent in 2014, compared with 22 percent for 2013 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2014 was $1,619 million,  2 percent lower than the 2013 amount of $1,644 million with, at constant exchange rates, higher sales and slightly improved gross profit margins offset by the adverse impact of emerging market exchange rates and increased restructuring and impairment charges; the aggregate gain recognized on changes to the UK and Netherlands pension plans in 2014 was broadly matched by the gain from an amendment to the Swiss pension plan in 2013 plus higher employee incentive costs in 2014 than the low level in 2013.

After related taxation, restructuring and impairment charges in 2014 were $168 million compared with $141 million in 2013 due to costs related to the new restructuring program announced in early 2014 to drive further improvement in operating income margins and accelerate delivery of operational leverage as sales grow.

Results of operations

2013 compared with 2012

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

Europe, Africa and Middle East

Sales increased by 6 percent, 7 percent at constant exchange rates as volume increased by 5 percent and local currency sales prices increased by 2 percent. A strong first quarter was followed by a cold spring, which reduced the number of crop protection applications. In France, sales increased due to particularly strong Selective herbicides growth and also growth in Fungicides and cereals seeds, which more than offset lower Insecticides and Seed care sales. The intensification of agriculture in the CIS combined with Syngenta’s strong market position there, notably in sunflower, led to strong growth with all product lines experiencing year on year growth. Sales in the emerging markets of South East Europe also grew strongly with broad-based growth across the portfolio and the introduction of new offers. Sales increased in both Iberia and Italy reflecting their recovery from the drought and some relief from the economic constraints experienced in 2012.

North America

Sales decreased by 2 percent mainly due to the non-recurrence in 2013 of royalty income of $256 million recognized in 2012 for the 604 corn rootworm trait. Excluding the impact of these royalties, sales grew 5 percent despite a delayed planting season caused by cold weather. Sales of Crop Protection products grew by 7 percent led by Seed care, reflecting a successful launch of VIBRANCE® on cereals, canola and soybean. Selective herbicides volume grew, augmented by increased concern over glyphosate-resistant weeds. Wet conditions in parts of the USA resulted in reduced insect pressure and, consequently, lower Insecticide sales. Seeds sales were 18 percent lower due to the lower royalties and to disrupted supply conditions in corn seed for the 2013 North American planting season following the drought in the seed production season in 2012, but in the second half of the year were more than 10 percent higher than the comparable 2012 period.

Latin America

Sales increased by 7 percent, 10 percent at constant exchange rates as volume increased by 6 percent and local currency sales prices increased by 4 percent. Growth was driven largely by Brazil, where a resilient soybean price in 2013 and the depreciation of the Brazilian real underpinned grower profitability. An expansion of herbicide tolerant crops and a shortage of glyphosate supply from competitors led to strong growth in sales of the non-selective herbicide TOUCHDOWN®. Sales growth in Insecticides, notably DURIVO®, and in Seed care, notably CRUISER® and CELEST®, more than offset decreased sales of Fungicides, where lower sales reflected a delayed registration of Syngenta’s new ELATUS™ fungicide in Brazil, which was launched in 2014. Crop Protection sales in sugar cane experienced strong growth despite a difficult environment in the ethanol market. In Seeds, Soybean sales grew significantly with the launch of Syngenta’s first variety for the largest maturity group segment in Brazil. Corn seed sales were lower in Brazil due to reduced planted acreage. In Latin America South, Seeds growth was driven primarily by Corn, with sales benefiting from both new trait combinations and the leveraging of the combined field force. Sales in Venezuela were reduced due to credit risk concerns.

Asia Pacific

Sales increased by 6 percent, 11 percent at constant exchange rates as volume increased by 10 percent, particularly strong in ASEAN, South Asia and China and local currency sales prices increased by 1 percent. Volume growth was led by fungicide and corn seed sales in emerging markets. In Crop Protection products, growth was led by further adoption of Fungicides in emerging markets and higher sales of Herbicides and Seed care. China experienced broad-based growth, notably from increased sales of the fungicide AMISTAR® following its new launch on rice. In ASEAN countries, rice sales benefited from continued grower adoption of technology and GROMORE™ protocols. In Seeds, sales growth was led by Corn and Rice. In South Asia strong demand for corn, vegetables and cereals was augmented by an early monsoon season. Sales of Rice more than doubled mainly reflecting the acquisition of Devgen as well as the continued adoption of the TEGRA® program. The developed markets of the region experienced moderate sales growth.

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

Crop Protection

Selective herbicides: major brands AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FUSILADE®MAX, TOPIK®

Sales increased by 4 percent, 5 percent at constant exchange rates as volume increased by 3 percent and local currency sales prices were increased by 2 percent. Corn herbicides grew strongly led by CALLISTO® in the USA, with increased usage as part of weed resistance management offers, and by AXIAL® for cereals, which continued to expand in Europe, particularly in France, and maintained positive momentum in North America. Sales of BICEP® II MAGNUM also grew strongly in the CIS and France.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales increased by 24 percent, 26 percent at constant exchange rates as volume increased by 11 percent and local currency sales prices were increased by 15 percent. Growth was driven mainly by TOUCHDOWN® where strong demand and shortage of supply, particularly in Brazil, helped drive significant volume and price gains. Sales of GRAMOXONE® were also higher with increased demand leading to double digit growth in Asia Pacific and Brazil.

Fungicides: major brands ALTO®, AMISTAR®, BRAVO®, ELATUS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Sales were flat year on year, but increased by 1 percent at constant exchange rates as a 2 percent volume increase was partially offset by a 1 percent decrease in local currency sales prices. The main contribution to growth came from SEGURIS®, a new SDHI fungicide for cereals, for which sales almost tripled. Sales of AMISTAR® Technology declined slightly overall, with lower sales particularly in Latin America, but grew by more than 20 percent in Asia Pacific, with a new launch on rice in China and rapid adoption in the ASEAN countries, and in Canada in the potato and cereals market. Sales in Brazil were held back by the delay of the registration for ELATUS™ into 2014.

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

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Sales increased by 11 percent, 12 percent at constant exchange rates as volume increased by 13 percent and local currency sales prices decreased by 1 percent. Growth was led by VIBRANCE®, based on the SDHI fungicide sedaxane, which was successfully launched on several crops globally, with the most significant contributions coming from Canada and the USA. Sales of CRUISER® increased as continued strong growth in demand in Latin America and Asia Pacific more than offset a decline in Europe due to the EU suspension in December 2013 of neonicotinoid registrations.

Seeds

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales decreased by 10 percent, 8 percent at constant exchange rates as volume decreased by 11 percent and local currency sales prices were increased by 3 percent. The decrease was due to the non-recurrence in 2013 of the $256 million milestone royalties earned in 2012 described above. Excluding the impact of these royalties, sales at constant exchange rates grew by seven percent. Sales in the USA were also affected by constrained supply following an exceptional drought in 2012. In corn, non-GM hybrids drove growth in ASEAN, where sales were up by over 40 percent, and in the CIS, and further acceptance of Syngenta’s leading traits in Latin America led to higher sales there. In soybean, lower US sales were offset by a strong increase in Brazil, with acreage expansion and the introduction of Syngenta’s first variety for the largest maturity group segment in Brazil.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales increased by 17 percent, 18 percent at constant exchange rates as volume increased by 14 percent and local currency sales prices were increased by 4 percent. Growth was led by sunflower in the CIS and South East Europe and reflected strong market recognition for Syngenta’s hybrids as well as favorable spring crop conditions. Sales of sugar beet were lower due to a reduction in overall area planted. Rice sales in Asia Pacific more than doubled mainly reflecting the acquisition of Devgen, as well as the continued adoption of the TEGRA® program.

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

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2013	2012	2013	2012	2013	2012	Actual %	CER%
Sales	14,688	14,202	–	–	14,688	14,202	3%	5%
Cost of goods sold	(7,986)	(7,223)	–	(7)	(7,986)	(7,216)	-11%	-13%
Gross profit	6,702	6,979	–	(7)	6,702	6,986	-4%	-3%
as a percentage of sales	46%	49%	–		46%	49%
Marketing and distribution	(2,394)	(2,423)	–	–	(2,394)	(2,423)	1%	-1%
Research and development	(1,376)	(1,257)	–	–	(1,376)	(1,257)	-9%	-11%
General and administrative	(846)	(1,043)	(179)	(258)	(667)	(785)	15%	6%
Operating income	2,086	2,256	(179)	(265)	2,265	2,521	-10%	-12%
as a percentage of sales	14%	16%			15%	18%

Operating Income/(Loss)
($m, except change %)						2013	2012	Change %
Europe, Africa and Middle East						1,430	1,275	12%
North America						1,047	1,337	-22%
Latin America						1,015	970	5%
Asia Pacific						534	493	8%
Non-regional						(2,037)	(1,858)	-10%
Total integrated						1,989	2,217	-10%
Lawn and Garden						97	39	148%
Group						2,086	2,256	-8%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income declined by 8 percent to $2,086 million due to the recording in 2012 of $256 million guaranteed minimum royalty income for the 604 corn rootworm trait noted above, which was not repeated in 2013. Otherwise, sales growth and lower restructuring charges were offset by higher cost of goods sold, particularly in Seeds products, and research and development costs. The ratio of operating income to sales decreased by 1.7 percentage points due to a lower gross profit margin; the non-recurring 604 corn rootworm trait royalty income increased gross profit margin in 2012 by 0.9 percentage points.

Sales grew by 3 percent, 5 percent at constant exchange rates with sales volumes 3 percent higher from increases in all regions except North America, where sales decreased due to the non-recurring royalty income in 2012 described above; Lawn and Garden sales were lower due to the 2012 business divestments. Overall local currency sales prices were 2 percent higher. The 2012 royalty income reduced reported volume growth by 2 percent and the 2012 divestments by 1 percent. Exchange rate movements reduced sales by 2 percent, particularly due to a weaker Brazilian real and currencies in Asia Pacific and Eastern Europe. Gross profit margin decreased by 3.5 percentage points, with local currency sales price increases offset by the impact of the above mentioned royalties, an exceptional $170 million inventory provision largely related to North America corn seeds, $175 million increased seeds production costs and adverse product mix. Marketing and distribution costs decreased by 1 percent, but were 1 percent higher at constant exchange rates, with increased expenditures to support sales growth in Latin America, increased charges for doubtful receivables and emerging market cost inflation offset by savings delivered under the restructuring programs and lower employee incentive costs. Research and development expense increased by 9 percent, 11 percent at constant exchange rates, with increased expenditures on biological assessment and biotechnology. Research and development expense was 9.4 percent of sales. General and administrative was 19 percent lower than 2012, 15 percent excluding restructuring and impairment. General and administrative is reported net of the result of currency hedging programs, which in 2013 was a net loss of $4 million compared with a net loss of $61 million in 2012. At constant exchange rates, General and administrative excluding restructuring and impairment was 6 percent below 2012. Costs in 2013 included lower staff incentives and were net of a gain recognized following changes to the Swiss pension plan; costs in 2012 included an $80 million charge for the settlement of the Holiday Shores / City of Greenville litigation offset by an actuarial gain following changes to US post-retirement healthcare provisions of approximately $50 million and a gain related to the Pasteuria acquisition described in Note 3 to the consolidated financial statements in Item 18. Restructuring and impairment, including the portion recorded in Cost of goods sold, decreased by $86 million in 2013 to $179 million, with lower restructuring charges on both the Operational Efficiency and Integrated Crop Strategy programs and lower divestment losses.

Excluding the impact of hedging, the adverse impact on sales of a weaker Brazilian real and currencies in Asia Pacific and Eastern Europe versus the US dollar in 2013 was broadly offset by the impact on costs. Taken together with the $57 million favorable variance in the net hedging result from Syngenta’s EBITDA program, the overall impact of exchange rate movements on operating income compared with 2012 was a favorable $55 million.

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

General and administrative excluding restructuring and impairment was 3 percent lower as the result of cost savings programs and lower employee incentives. Restructuring and impairment charges were $18 million in 2013 compared with $25 million in 2012, from both the Operational Efficiency program, which was substantially completed in 2013, and the Integrated Crop Strategy restructuring program.

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

Reported sales declined by 2 percent, due to 3 percent lower sales volumes partially offset by 1 percent higher local currency sales prices. The sales volume decline includes the impact of the $256 million of corn rootworm trait 604 minimum royalties in 2012, which did not reoccur in 2013. Excluding this amount, sales volumes were 3 percent higher largely from higher sales of Crop Protection products. See the Sales commentary section above for further information on sales in the region. Gross profit margin decreased by 10 percentage points, 7 percentage points excluding the impact of the lower royalties. Cost of goods sold in 2013 includes (i) higher seeds cost from the drought in the 2012 seed growing season, which reduced yields, and the then high corn crop commodity price, both of which increased the purchase cost of seeds from contract growers, and (ii) exceptionally high seeds inventory provisions in 2013. The exceptional provisions occurred largely due to very favorable weather conditions in the 2013 season, which led to significantly higher grower yields than had been originally forecast and consequently to inventories in excess of forecast sales.

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

Sales increased by 7 percent, 10 percent at constant exchange rates with 6 percent from higher volumes and an additional 4 percent from increased prices. Sales of Crop Protection products were 7 percent higher, 9 percent at constant exchange rates, but were adversely impacted by a delay in the registration of ELATUS™ into 2014 and weakness in the sugar cane market. Sales of Seeds products were 9 percent higher, 16 percent at constant exchange rates, with particularly strong growth in sales of soybean seeds. See the Sales commentary section above for further information on sales in the region. Gross profit margin was 2 percentage points lower at 43 percent, with adverse product mix in both Crop Protection and Seeds products more than offsetting the higher average sales prices. The adverse mix was due to strong growth in Non-selective herbicide sales, which were 41 percent higher than 2012, and growth in soybean seed sales of over 30 percent; gross profit margins of these products were lower than the average margin of other products sold in the region.

Marketing and distribution costs were 9 percent higher than 2012, up 18 percent at constant exchange rates, due to increased distribution costs, salary inflation, expenditures to drive sales growth and higher charges to receivables provisions.

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

General and administrative excluding restructuring and impairment increased by 16 percent, 18 percent at constant exchange rates, due to increased support function costs linked to the increased sales and transaction volumes.

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

Restructuring and impairment in 2012 included losses of $25 million from divesting the Fafard and Syngenta Horticultural Services flowers distribution and brokerage businesses and an impairment of $5 million from the write-down of land acquired as part of a business combination. Costs in 2013 include $6 million for the write-down of inventories following a major product range rationalization and $4 million of closing adjustments to the fair value of the consideration of the 2012 divestments. Cash restructuring costs in 2013 include restructuring in the Flowers business and both 2013 and 2012 include costs of implementing a new global systems platform, which was completed in 2013.

Operating income as a percentage of sales improved from 5 percent in 2012 to 14 percent in 2013, partly due to the losses on business divestments in 2012. Excluding restructuring and impairment, operating income margin improved by 7 percentage points to 17 percent following the divestment of the relatively low margin businesses and benefits from restructuring the Flowers business and rationalizing its product portfolio. The hedging gain noted above offset the currency impact primarily of the weaker Japanese yen and the overall impact on operating income was estimated to be broadly neutral relative to 2012.

Defined benefit pensions

Defined benefit pension expense was $95 million in 2013 compared with $115 million in 2012. The reduction arose principally because of the $41 million gain on amendment of the Swiss pension plan in 2013, partly offset by an increase in current service cost driven by the impact of lower discount rates.

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

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2013 and 2012, broken down into the main restructuring initiatives, consist of the following:

($m)	2013	2012
Operational efficiency programs:
Cash costs	33	55
Non-cash impairment costs	6	2

Integrated crop strategy programs:
Cash costs	60	102

Acquisition and related integration costs:
Cash costs	30	18
Non-cash items
Reversal of inventory step-ups	–	7
Reacquired rights	11	14
Divestment losses	4	25

Other non-cash restructuring and impairment:
Non-current asset impairment	35	42
Total restructuring and impairment¹	179	265

1	$nil (2012: $7 million) is included within Cost of goods sold, $4 million (2012: $25 million) as Divestment losses/(gains) and $175 million (2012: $233 million) as Restructuring.

2013

For discussion regarding Restructuring and Impairment during 2013, please see the “Restructuring and Impairment” sub-section of the preceding “2014 compared with 2013” section under “Results of Operations” in this “Operating and Financial Review and Prospects”.

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

Integrated crop strategy programs

Cash costs of $35 million were incurred for the integration of commercial operations of sales and marketing teams in the regions. $58 million was charged to the regions for support function projects, including $15 million for severance and pension costs, $21 million for information system infrastructure projects and $22 million of other charges including consultancy and advisory services, re-training of employees and project management. $5 million of costs related to restructuring the organization of the global Research and Development function and $4 million of costs related to legal entity restructuring.

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

Amortization of reacquired rights related to the Greenleaf exclusive licensing rights described in the preceding “2014 compared with 2013” section above.

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

Taxes

The Swiss statutory tax rate applicable to Syngenta remained flat for 2013 at 22 percent. Syngenta’s effective tax rate in 2013 was 15 percent, 2 percent higher than the 13 percent effective tax rate for 2012. Income taxed at different rates reduced the effective tax rate by 7 percent in 2013 (11 percent in 2012), with a lower weighting of income subject to a lower tax rate, including in Switzerland where certain intellectual property income is subject to tax at a reduced rate. Non-recognition of deferred tax assets increased the tax rate by 1 percent compared with 2 percent for 2012, following a smaller increase in deferred tax assets in certain countries where future profits to utilize the assets were not sufficiently assured. Changes in tax rates and laws on previously recognized deferred tax assets and liabilities reduced the effective tax rate by 2 percent in 2013 compared with 1 percent in 2012, including a reduced tax rate in the UK.

The tax rate on restructuring and impairment was 22 percent in 2013, compared with 31 percent for 2012 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries. 2012 included higher divestment losses in North America where the tax rate was higher than Syngenta’s effective tax rate.

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

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure. The exposure arises from Syngenta’s large operations in Brazil. Sales prices to customers in Brazil are largely linked to the US dollar, which limits the impact of fluctuations in the US dollar/Brazilian real exchange rate. Similarly, Syngenta manages its currency exposure in the CIS, mainly Russia and Ukraine which both experienced significant currency devaluation in 2014, by increasing sales prices to compensate the loss in sales value from the currency devaluation. At December 31, 2014, approximately 76 percent of Syngenta’s cash and cash equivalents was held in US dollars, approximately 5 percent in Indian Rupee, approximately 3 percent in Brazilian reals, and approximately 3 percent in Euros. No other individual currency made up more than 2 percent.

Syngenta regularly monitors receivables exposure in all countries in which it operates. In the Eurozone, Greece, Italy, Portugal and Spain have been experiencing weak macro-economic conditions since 2010. In Latin America, Argentina and Venezuela are also experiencing economic and financial difficulties and exchanging local currency into US dollars in these countries to pay for imported goods is difficult. The following table outlines for the above named countries in the aggregate, gross trade receivables, those past due for more than 180 days and the related provision for doubtful receivables at December 31, 2014 and 2013.

($m)	2014	2013
Gross trade receivables	521	444
Past due for more than 180 days	43	34
Provision for doubtful trade receivables	51	47

A major proportion of growers in Argentina using Syngenta’s products export their crops, which enables them to generate income that is economically linked to the US dollar. Because of this, Syngenta is able to price most of its sales in Argentina in US dollars, which reduces its exposure to the Argentine peso. However, future legislation or central bank restrictions may limit or remove this protection or further limit the ability of Syngenta to access US dollars in, or remit US dollars from, Argentina. Sales in Argentina were 3 percent of Syngenta’s total sales in 2014.

As a result of significantly increased volatility in the currency exchange rates in Russia and the Ukraine, Syngenta increasingly is also setting sales prices in these countries based on US dollar price lists. While significant proportions of major field crops in these countries historically have been exported, restrictions on crop exports may be applied to limit food price inflation due to the currency exchange rate weakness and this may reduce the ability to set sales prices in US dollars. Sales to customers in the CIS, which includes Russia and the Ukraine, were approximately 6 percent of Syngenta’s total sales in 2014. Gross trade receivables, those past due for more than 180 days and the related provision for doubtful receivables for customers in the CIS at December 31, 2014 and 2013 are set out below:

($m)	2014	2013
Gross trade receivables	128	146
Past due for more than 180 days	18	18
Provision for doubtful trade receivables	19	19

Liquidity and capital resources

Syngenta’s principal source of liquidity is cash generated from operations. This has been more than sufficient to cover cash used for investment activities in all years since 2006, except in 2012 when the higher level of cash used for investing activities resulting from increased business acquisitions required funding with a combination of cash generated from operations and the issuance of unsecured non-current bonds. Except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, cash generated from operations is expected to be more than sufficient to cover cash expected to be used for investment activities in 2015.

Working capital fluctuations are supported by short-term funding available through commercial paper and related syndicated committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program, unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market and unsecured non-current bonds issued in the US public debt market. See Capital markets and credit facilities for details of outstanding debt, including debt issued in 2014.

For information on Syngenta’s funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled, please see Note 27 to the consolidated financial statements in Item 18.

Syngenta reported cash and cash equivalents on December 31, 2014 and 2013 of $1,638 million and $902 million, respectively. At December 31, 2014 and 2013, Syngenta had current financial debt of $1,137 million and $1,467 million, respectively, and non-current financial debt of $2,752 million and $1,739 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its $2,500 million Global Commercial Paper program supported by a $1,500 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2014, Syngenta had no commercial paper issuances outstanding (December 31, 2013: $250 million outstanding).

The $1,500 million syndicated credit facility (the “Credit Facility”) was signed in 2012 and will mature in 2019. The Credit Facility provides for fixed interest rate, multi-currency short-term borrowings, with the interest rate based on LIBOR. At December 31, 2014, Syngenta had no borrowings under the Credit Facility.

Absent major acquisitions, Syngenta targets maintaining a solid investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds. In addition, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends except as disclosed in the consolidated cash flow statement in Item 18.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2014:

($m)	Issuance date	Carrying amount	Value at issue
4.125% Eurobond 2015	April 2005	608	641
Euro floating rate note 2017	March 2014	303	344
0.750% CHF bond 2019	March 2014	354	396
5.110% US dollar private placement 2020	December 2005	87	75
1.875% Eurobond 2021	March 2014	605	689
3.125% US dollar bond 2022	March 2012	519	500
1.625% CHF bond 2024	March 2014	252	283
5.350% US dollar private placement 2025	December 2005	75	75
2.125% CHF bond 2029	March 2014	151	170
5.590% US dollar private placement 2035	December 2005	100	100
4.375% US dollar bond 2042	March 2012	248	250
Total		3,302	3,524

While Syngenta may continue to issue further bonds to replace existing debt or to manage the maturity profile of financial debt, management is of the opinion that, absent a major business acquisition or a very significant deterioration in working capital or the rate of receivables collections from that currently expected, the funding available from the sources described above will be sufficient to satisfy Syngenta’s working capital, capital expenditures and debt service requirements for the foreseeable future, including cash expenditures relating to restructuring programs. In the event of a major business acquisition, Syngenta would seek additional funding from capital markets or other sources. Syngenta regards as sufficiently remote the likelihood that a very significant deterioration in working capital or unexpected decline in the rate of receivables collections will occur so as not to require the development of a detailed contingency funding plan.

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

Year ended December 31,
($m)	2014	2013	2012
Cash flow from operating activities	1,931	1,214	1,359
Cash flow used for investing activities	(729)	(772)	(1,218)
Cash flow used for financing activities	(420)	(1,114)	(232)

Cash flow from operating activities

2014 compared with 2013
Cash flow from operating activities increased $717 million from $1,214 million in 2013 to $1,931 million in 2014 largely due to changes in net working capital. Cash inflows from a planned inventory reduction in 2014 were $326 million, compared with outflows of $884 million in 2013 from an inventory build, a favorable turnround of $1,210 million. Outflows from trade and other working capital assets were similar in 2014 and 2013, although in 2014 a reduction in customer early-pay and advance payments and some increase in trade receivables, due to the late season in Latin America and lower liquidity in some emerging markets, partially was offset by increased non-recourse discounting. Cash inflows from trade and other working capital liabilities decreased by $315 million in 2014, partially due to lower raw material purchases as a result of the inventory reduction and a reduced level of prepayments by customers. Income before taxes in 2014 decreased $39 million from 2013 for the reasons described above. Non-cash items were $102 million lower in 2014 mainly due to the higher gains from pension plan amendments recognized during the year; adjusted for non-cash items, income before taxes was $141 million lower than 2013. Cash outflows for financial expense, net was broadly flat from 2013 to 2014 and cash paid in respect of income taxes was $38 million higher than in 2013, and in 2014 was higher than the income statement charge. Cash contributions to pension plans were $56 million higher in 2014 including a non-recurring, additional payment of $25 million made to the Swiss plan as part of the 2013 plan amendment.

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

Cash flow used for investing activities

2014 compared with 2013
Cash flow used for investing activities was $729 million in 2014, $43 million less than in 2013. Proceeds from disposals increased by $33 million in 2014, including the sale of a site in Turkey and the sale of shares in an equity investment by Syngenta’s Ventures unit. Syngenta continued to invest in projects to increase its production and research capacity, but at a reduced level compared with 2013. Purchases of intangible and financial assets increased over 2013 including further investment in ENOGEN® technology. The cash outflows for business acquisitions decreased from $101 million in 2013 for the purchase of MRI, to $86 million in 2014 for the acquisitions of PSB and the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen. The cash outflow of $1 million for business divestments in 2014 was for an earn-out payment related to a previous divestment.

2013 compared with 2012
Cash flow used for investing activities decreased to $772 million in 2013 from $1,218 million in 2012, largely as a result of a lower level of business acquisitions. Additions to property, plant and equipment increased by $117 million to $625 million from projects to increase production and research capacity.  Purchases of intangible assets decreased due to lower purchased product rights in 2013 following the 2012 purchase of licenses from Novozymes and, prior to its subsequent acquisition by Syngenta, Devgen. Investments in associates and other financial assets decreased by $32 million mainly due to lower investments by Syngenta into venture capital activities. Cash outflows for business acquisitions, net of cash acquired, decreased from $654 million in 2012 to $101 million in 2013, with the acquisition in 2013 of MRI whereas 2012 included Devgen, Pasteuria, Sunfield and the professional products business of DuPont. Business divestments in 2013 included closing adjustments to the 2012 Fafard growing media and Syngenta Horticultural Services flowers distribution and brokerage business divestments.

Cash flow used for financing activities

2014 compared with 2013
Cash flow used for financing activities of $420 million was $694 million lower than in 2013 due mainly to increased borrowings. In 2014 Syngenta issued EUR 750 million in Euro denominated bonds and CHF 750 million in Swiss domestic bonds. In 2014 and 2013, bonds of EUR 500 million and CHF 500 million, respectively, were repaid at maturity. The dividend paid to shareholders in 2014 increased $111 million compared with 2013. Net treasury share purchases were $11 million higher in 2014; in 2014, Syngenta repurchased 440,095 of its own shares, with 304,095 shares to be used for future requirements of share based payment plans and 136,000 related to a share repurchase program. Sales of treasury shares related to employee share and share option plans.

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

Research and development (“R&D”)

Syngenta’s Research and Development function employs nearly 5,800 people working at R&D centers and field stations around the world and has been organized to continue to develop quality crop protection and seeds products, while enabling the development of crop-focused solutions which integrate Syngenta’s technologies. Underpinning Syngenta’s core Seeds R&D and Crop Protection R&D structure are global competency platforms that include biotechnology, regulatory, product safety, as well as a global trialing capability.

Syngenta is committed to improving crop yield and quality in a sustainable way and, through its global product safety group and global regulatory team, is committed to developing and registering products that are safe and effective. Syngenta maximizes its innovation potential by leveraging its industry expertise and partnering with other technology leaders across the globe.

The total spent on research and development was $1,430 million in 2014, $1,376 million in 2013 and $1,257 million in 2012. Attribution of research and development costs for 2014 was $1,376 million for Syngenta’s integrated Crop Protection and Seeds business and $54 million in Lawn and Garden. In 2013, the attribution was $1,320 million for the integrated business and $56 million in Lawn and Garden. In 2012, the attribution was $1,199 million for the integrated business and $58 million in Lawn and Garden.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2014, Syngenta had contractual obligations to make future payments in the periods indicated in the following:

($m)	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	3,814	1,120	303	354	1,463	574
Interest on fixed rate financial debt	27	781	69	123	122	198	269
Other non-current liabilities	18	14	-	14	-	-	-
Capital lease payments	25	74	21	23	18	12	-
Operating lease payments	25	91	28	32	23	8	-
Capital expenditures	25	188	104	84	-	-	-
Pension contribution commitments	22	172	40	81	51	-	-
Unconditional purchase obligations	25	941	511	212	173	45	-
Long-term research agreements and other long-term commitments	25	178	69	51	30	28	-
Total		6,253	1,962	923	771	1,754	843

Of the total financial debt, floating rate financial debt is $815 million (mainly local bank loans and overdraft facilities), all of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of $2,999 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and $ bonds and private placement notes. Fixed rate interest payments of $781 million on these are included above.

Other non-current liabilities arise from deferred payments related to acquisitions and license agreements.

Provisions for long-term liabilities totaling $676 million shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2015. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated $216 million of provisions that are expected to be paid during 2015.

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

Pension contribution commitments totaling $172 million represent unconditional fixed payments to the UK pension fund according to the schedule of contributions agreed during 2012. Not included in the above table are:

-
Additional UK Pension Fund contributions of up to $25 million per year which are required to be paid if the actual return on UK pension plan assets over the period to March 31, 2019 is less than the agreed assumption.

-
Swiss Pension Fund contributions for future service. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund.

-
As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $175 million of contributions to its defined benefit pension plans in 2015 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2015. $40 million of these contributions are included as commitments in the table above. The remaining $135 million represents 2015 service contributions, which are not included as commitments in the table above.

The above table excludes income tax liabilities of $381 million in respect of uncertain tax positions. These are presented within current income tax liabilities in the consolidated balance sheet because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2014, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Notes 2 and 29 to the consolidated financial statements in Item 18.

Recent developments

Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 12, 2015, the date of this filing, that would require adjustment to or disclosure in the consolidated financial statements.

Trend and Outlook

Long term fundamental industry growth drivers remain unchanged.  Population growth and dietary change trends result in increasing demand for food, feed and fuel.  The UN estimates the world will need to increase the production of grain by approximately 70 percent to meet global demands in 2050.

Nearer term, 2014 was a year of favorable weather for agriculture globally.  Production of corn, soybean and cereals reached high levels leading to significant global grain inventories.  Consequently, soft commodity prices eroded during 2014 and ended at lower levels than at the start of the year. Grower profitability, particularly in North America, was as a result constrained.  In Latin America, the other major region for corn and soybean farming, the lower US dollar crop prices have been partly offset by weaker currency exchange rates relative to the dollar. Given the lower grower incomes and resulting more subdued grower sentiment, Syngenta currently anticipates low market growth in 2015.

At the regional level, the market in North America was impacted by a cold, wet spring, which delayed planting, and low levels of insect pressure. Recovery in 2015 is likely to be constrained by lower farm incomes as a result of lower crop prices and relatively high levels of chemical inventories in the channel at the end of the 2013-2014 growing season. Syngenta’s sales in the region will also be impacted by the decision to reduce low margin sales of solo glyphosate. In Europe, Africa and the Middle East, weather conditions in 2014 were very favorable and a return to more normal weather conditions is likely for 2015, reducing market growth below the level seen in 2014. The market is also vulnerable to the effects of higher geopolitical risk in the CIS, including possible impacts on the vegetables market from Russian trade restrictions. In the face of highly volatile currencies in the CIS, Syngenta has increased its usage of US dollar price lists in those countries. The macro-economic environment in the Eurozone, particularly in some Mediterranean countries, remains challenging and may have a negative impact on farmer incomes and liquidity. In Latin America, the lower crop prices have reduced farmer profitability in the major corn, soybean and cotton markets, but this has been partially mitigated by currency weakness. 2014 was adversely impacted by drought in parts of Brazil and Latin America North, and conversely parts of Argentina were affected by flooding; while always uncertain, a return to more normal weather patterns is currently expected for 2015. Political and economic uncertainty remains high in Argentina and Venezuela, and both the market and Syngenta’s sales may be constrained by credit and liquidity concerns in these countries. Syngenta successfully launched ELATUS™ in Brazil in 2014 and further growth is expected in 2015. Similar to North America, sales growth will be impacted by the reduction in solo glyphosate sales. Syngenta’s sales growth in Asia Pacific was strong in 2014 as intensification of farming and technology adoption continued. Further market growth is expected in 2015. In China, Syngenta sales growth is likely to be constrained by the introduction of restrictions on the sale of paraquat.

Global Lawn and Garden profitability as a percentage of sales in 2014 was broadly at the planned 2015 target level.  This follows restructuring as well as divestment of low margin businesses.  The focus on elite genetics and high value chemistry is expected to result in share growth while maintaining profitability. In 2015, moderate growth is expected in the flowers market which remains subdued due to the weak economic conditions, particularly in Europe.

Syngenta continues to target premium prices and to seek opportunities for value pricing related to the incremental value its products bring to growers, though lower market growth and continued competitive markets may limit the scope of price increases. Syngenta has reduced and will continue to reduce sales of products in certain countries where gross profit margins are insufficient to justify the risk capital employed; in 2014, Syngenta deliberately reduced sales of low margin solo glyphosate products by around $150 million (equivalent to 1 percent of group sales) and further reduction is planned in 2015 and 2016.

Syngenta has now fully completed the first phase in its strategy of offering integrated crop solutions to growers. With market leadership in crop protection chemicals, a strong position in seeds for most key crops, and leading commercial organizations in all four regions, Syngenta believes it has a clear competitive advantage to provide integrated solutions to meet grower needs. Syngenta therefore expects to be able to deliver above market sales growth over the longer term. In the nearer term, chemical sales growth is expected from the launch in 2015 of bicyclopyrone, subject to regulatory approval and the expansion of recently launched ELATUS™, sedaxane, cyantraniliprole and Pasteuria products. These will offset the further planned reduction in solo glyphosate sales. In Seeds, distinctive technologies such as AGRISURE VIPTERA®, AGRISURE DURACADE® and ENOGEN® in corn and HYVIDO® hybrid barley will contribute to growth.

Syngenta is driving savings and productivity through the Accelerating Operational Leverage (“AOL”) program, which is targeting efficiency improvements in all expense lines. Over time, Syngenta also targets price increases to at least offset the adverse impact of salary and other cost inflation, which primarily arises as a result of significant operations in emerging markets.  In the event that price increases do not materialize, the AOL program will to a degree compensate and partly offset the impact of cost inflation.  In Research and development, savings under the AOL program are expected to be realized through field development rationalization as well as infrastructure and operational savings.  Overall Research and development costs, measured as a percentage of sales, will reduce over time but are expected to remain within the medium-term target of 9-10 percent of sales. Syngenta also targets a reduction over time in Marketing and distribution and General and administrative costs (excluding restructuring) as a percentage of sales.  This is underpinned by the adoption of a simplified marketing structure, implementation of initiatives to improve field force effectiveness and the establishment of integrated demand and production management processes.  Specifically in 2015, savings from AOL will be partly offset by the non-recurrence of the recognition of a plan amendment in the UK pension plan described in Note 22 to the consolidated financial statements in Item 18.

Excluding impairments, which cannot be forecast, the progression of the AOL program described above to drive improvements in operational leverage and lower the ratio of operating cost to sales is expected to result in increased restructuring charges in 2015. However, the timing of the recognition of charges for particular restructuring events, which is dependent on when irreversible commitment to the event occurs, makes it difficult to predict this with certainty.

Oil prices have decreased around 50 percent from mid-2014 to January 2015. With its current product mix, Syngenta estimates that each $10 movement in the price of a barrel of oil impacts its cost of goods sold by approximately $30 million. However, due to supplier production chains and Syngenta’s own inventory, it can take up to 12 months for movements in the oil price to feed through into cost of goods sold. In 2014, cost of goods sold was increased by approximately $110 million by lower capacity utilization, mainly in Crop Protection production due to a planned inventory reduction. This was offset by the recognition of a plan amendment in the UK pension plan described above. In 2015, Crop Protection production volumes are expected to be more in line with sales volumes.

Slightly more than 50 percent of Syngenta’s sales are in emerging markets, up from around 35 percent ten years ago. Emerging markets continue to have higher growth potential since significant yield gaps exist versus developed markets and this is further supported by ongoing technology adoption.  Managing volatility in such markets, in particular credit and currency exposures, is integral to the business model.

Overall Syngenta has significant currency exposures, which at a high level can be summarized as:

-	a short position against the US dollar in Swiss francs and British pounds

-
a net long position in Euros over the course of a full year, relatively minor compared with sales in Euros, but with a long position in the first half selling season and a short position in the second half from more evenly spread Euro-based operating costs including raw material costs

-	a long position in Japanese Yen, Australian and Canadian dollars and many emerging market currencies

-	in Brazil and Argentina, a significant portion of sales effectively are priced in US dollars, resulting in a net short local currency exposure.

As noted above, following the recent volatility and continued geopolitical uncertainty in the CIS, Syngenta has also acted to move pricing of sales in Russia and Ukraine, both of which export grain to the global market, to US dollars to reduce the long exposure to these currencies. This change has a potential downside risk to sales volumes in the event of local currency weakness in cases where growers’ crops are sold for domestic consumption.

Forecast transaction exposures in the major currencies are hedged under a rolling 12 month program, largely through forward contracts. In 2014, Syngenta estimates the impact on underlying sales and costs of exchange rate movements to have been approximately $190 million adverse to 2013, which together with a net hedging gain of $15 million compared with a loss of $4 million in 2013, resulted in an adverse year-on-year impact on operating income from exchange rate movements of approximately $170 million when compared with 2013. The major driver of this adverse net impact was weaker emerging market currencies, including particularly the Russian Ruble (“RUB”) and Ukrainian Hryvnia (“UAH”) where a significant proportion was recovered in sales prices; net of the sales price recoveries the adverse impact was estimated to be approximately $90 million. At rates prevailing in January 2015, including the impact of the significant strengthening of the Swiss franc in January, Syngenta expects an adverse impact on operating income from the underlying exposures, due to the adverse impact of a generally stronger US dollar on sales and of the stronger Swiss franc on operating costs, offset by gains in related 2015 hedges, particularly hedges of the Swiss franc. The impact on operating income of further movement in the Swiss franc exchange rate largely will be offset by hedges in place. Excluding the RUB and UAH, the combined favorable year-on-year impacts of the change in the net hedging result and the loss from underlying exposures are estimated to total approximately an adverse $100 million compared with 2014. As noted above, the adverse impact from the weaker RUB and UAH is expected to be offset by higher local currency prices from the US dollar sales price lists. Emerging market currency exposures in particular are largely unhedged, so the actual impact may differ positively or negatively from the above estimate. The net hedging result is reported within General and administrative in the consolidated income statement in Item 18.

Subject to approval by the shareholders at the Annual General Meeting on April 28, 2015, the Board is recommending to increase the dividend to CHF 11.00 per share. Looking forward, Syngenta plans to continue to use dividends as the primary vehicle to return cash to shareholders, supplemented by tactical share repurchases.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Item 11.

Appendix A

Reconciliation of non-GAAP measures to equivalent GAAP measures

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:

-	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS; or

-	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses, impairment losses and divestment gains and losses. The Company presents these measures because:

-	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period to period; and

-	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period to period and thereby have a volatile impact on results.

Syngenta has been engaged in significant restructuring activities since the formation of the Company in 2000, including programs to integrate and extract synergies from the combined operations of the Zeneca agrochemicals business and the Novartis agribusiness, the integration of business combinations, the Operational Efficiency programs, the implementation of the integrated crop strategy and, beginning in 2014, the AOL program. The incidence of restructuring charges is periodic and volatile, reflecting the timing of irrevocable commitments related to specific sites and operations. Therefore the impact on reported performance varies from period to period and there is limited continuity in the specific composition or size of such charges. Internal financial reporting and management and employee incentive plans are substantially based on financial measures excluding the charges for restructuring and impairment so that management is incentivized to deliver the benefits of the associated restructuring and not to achieve short-term financial targets by deferring implementation of restructuring plans. Restructuring programs typically deliver benefits with a payback over several years, similar to capital investments, and control over restructuring expenditures is performed on a similar project basis to that applied with capital investments.

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

Reconciliation of net income excluding restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

2014 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,105	(206)	2,311
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(217)	–	(217)
Income before taxes	1,895	(206)	2,101
Income tax expense	(273)	38	(311)
Net income	1,622	(168)	1,790
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,619	(168)	1,787
Tax rate	14%	18%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.66	(1.83)	19.49
Diluted earnings per share	17.60	(1.82)	19.42

2013 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,086	(179)	2,265
Income/(loss) from associates and joint ventures	48	–	48
Financial expense, net	(200)	–	(200)
Income before taxes	1,934	(179)	2,113
Income tax expense	(285)	38	(323)
Net income	1,649	(141)	1,790
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,644	(141)	1,785
Tax rate	15%	22%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.88	(1.53)	19.41
Diluted earnings per share	17.78	(1.52)	19.30

2012 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,256	(265)	2,521
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(147)	–	(147)
Income before taxes	2,116	(265)	2,381
Income tax expense	(266)	83	(349)
Net income	1,850	(182)	2,032
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,847	(182)	2,029
Tax rate	13%	31%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	20.16	(1.98)	22.14
Diluted earnings per share	20.05	(1.98)	22.03

2011 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,009	(245)	2,254
Income/(loss) from associates and joint ventures	15	–	15
Financial expense, net	(165)	–	(165)
Income before taxes	1,859	(245)	2,104
Income tax expense	(289)	55	(344)
Net income	1,570	(190)	1,760
Attributable to non-controlling interests	(1)	–	(1)
Net income attributable to Syngenta AG shareholders	1,569	(190)	1,759
Tax rate	16%	22%	16%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.07	(2.07)	19.14
Diluted earnings per share	16.98	(2.05)	19.03

2010 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,759	(177)	1,936
Income/(loss) from associates and joint ventures	25	(1)	26
Financial expense, net	(141)	–	(141)
Income before taxes	1,643	(178)	1,821
Income tax expense	(265)	42	(307)
Net income	1,378	(136)	1,514
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,373	(136)	1,509
Tax rate	16%	24%	17%
Number of shares – basic (millions)	93		93
Number of shares – diluted (millions)	93		93
Basic earnings per share	14.81	(1.47)	16.28
Diluted earnings per share	14.73	(1.45)	16.18

Constant exchange rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2014 and 2013. For example, if a European entity reporting in CHF sold CHF 100 million of products in 2014 and 2013, Syngenta’s financial statements would report $110 million of revenues in 2014 (using 0.91 as the rate, which was the average exchange rate in 2014) and $108 million in revenues in 2013 (using 0.93 as the rate, which was the average exchange rate in 2013). The CER presentation would translate the 2014 results using the 2013 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors

The following chart provides an overview on the Syngenta Board of Directors and its committees:

At January 31, 2015

Syngenta is led by a strong and experienced Board. It includes representatives with eight nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

The Board is the highest level of management in the Company and exercises general supervision over the objectives and the conduct of business. In addition, the Board takes an active role in reviewing and enhancing Corporate Governance within Syngenta. The non-transferable and inalienable duties of the Board as defined in the Syngenta Articles of Incorporation are listed below. More detailed information on the duties and competencies of the Board is available in the Regulations Governing the Internal Organization of Syngenta on www.syngenta.com in the section “About Syngenta/Governance”.

Responsibilities of the Board of Directors

The Board of Directors (the Board) has the following nontransferable and inalienable responsibilities:

−	ultimate direction of the business of the Company and the giving of the necessary directives
−	determination of the organization of the Company
−	administration of accounting, financial control and financial planning
−	appointment and removal of the persons entrusted with the management and representation of the Company
−	appointment of an Independent Proxy in cases where the Independent Proxy elected by the General Meeting of Shareholders is not capable of acting
−	ultimate supervision of the persons entrusted with the management of the Company, specifically in view of their compliance with the law, the Articles of Incorporation, regulations and directives
−	preparation of the Business Report and the Compensation Report and of the General Meeting of Shareholders and the carrying out of the resolutions adopted by the General Meeting of Shareholders
−	notification of the court if liabilities exceed assets
−
adoption of resolutions concerning the increase of the share capital to the extent that such power is vested in the Board (article 651 paragraph 4 CO), as well as resolutions concerning the confirmation of capital increases and respective amendments to the Articles of Incorporation

−	examination of the professional qualifications of the external auditor.

The Board has delegated the authority to manage the Company’s operations to the Chief Executive Officer (CEO) and the Executive Committee.

Chairman of the Board of Directors

The Chairman of the Board of Directors (the Chairman) is a non-executive member of the Board. He leads the Board in the exercise of its non-transferable duties, including the ultimate management and oversight of the Company. Together with the Chief Executive Officer (CEO), he assumes overall responsibility for the development of the Company’s strategies and ensures close alignment and common understanding between the Board, its Committees, the CEO and the Executive Committee of such strategies and their implementation. On behalf of the Board, the Chairman exercises ongoing oversight and governance over the CEO and through him also over the Executive Committee. The Chairman oversees the reputation of the Company and, together with the CEO, represents the interests of the Company to important stakeholders and the general public.

Should the Chairman be unable to carry out his duties, the Vice-Chairman shall act in his stead.

Functions and mandates of the members of the Board of Directors

The functions and activities performed by the members of the Board of Directors (the Board), apart from their duties as non-executive members of the Board, do not relate significantly to Syngenta or its subsidiaries. Also, none of the non-executive Directors was a member of the management of Syngenta or one of the Company’s subsidiaries in the three financial years preceding the reporting year.

The members of the Board may hold no more than the following number of mandates in the supreme executive bodies of companies and organizations:

−	up to additional 4 mandates in listed companies
−	up to 5 mandates in non-listed companies
−	up to 10 mandates in (i) charitable organizations, (ii) associations or foundations and (iii) other non-profit institutions.

Several mandates held in different companies of the same group count as one mandate. Mandates within companies under the direct or indirect control of Syngenta (subsidiaries) or which are not required to be registered in the Swiss Commercial Register or a similar foreign register are not limited by numbers. A short-term temporary overrun of the limitations set forth above by one mandate is permissible.

Election of the members of the Board of Directors and terms of office

The members of the Board are elected by the shareholders at the Annual General Meeting (AGM) for a term of one year; re-election is possible. The members of the Board shall automatically retire after the lapse of the 12th year of office or, if earlier, on expiry of the 70th year of age. In each case, retirement becomes effective on the date of the next AGM following such event. The Chairman of the Board and the members of the Compensation Committee are also elected by the AGM for a one-year term of office; re-election is possible.

In all other respects, the Board constitutes itself. In particular, it elects one Vice-Chairman from among its members, appoints the members of the Board Committees (except for the Compensation Committee) and the respective chairpersons, the CEO, the further members of the Executive Committee and the Head Internal Audit. It also designates the Secretary who need not be a member of the Board. The Company Secretary acts as Secretary to the Board.

Board of Directors
At January 31, 2015

Michel Demaré
Born: August 31, 1956
Nationality: Belgian
Initial appointment: 2012

Functions in Syngenta
Chairman of the Board, non-executive Director
Chairman of the Chairman’s & Governance Committee, the Corporate Responsibility Committee and the Nomination Committee
He is also Chairman of the Syngenta Foundation for Sustainable Agriculture.

Professional background
Michel Demaré was Chief Financial Officer and Executive Vice President of ABB from 2005 to February 2013, serving in addition, between late 2008 and March 2011, as the company’s President of Global Markets. Between February and September 2008, he was ABB’s acting Chief Executive Officer. Previously he had been Chief Financial Officer Europe for Baxter International Inc. He joined Baxter in 2002 after 18 years at the Dow Chemical Company, where he held various treasury and division CFO positions in Europe (including Switzerland) and the USA.

Apart from his functions in Syngenta, Michel Demaré is currently holding the following Board memberships:
-	Listed companies: Vice Chairman of UBS AG
-	Non-listed companies: Member of the Supervisory Board of Louis Dreyfus Commodities Holdings B.V.

In addition, he is Chairman of SwissHoldings in Bern, a member of the Supervisory Board of IMD Business School in Lausanne and a member of the Advisory Board at the Institute of Banking and Finance at the University of Zurich.

Michel Demaré holds a License in Applied Economics from the Université Catholique de Louvain (UCL) and an MBA from the Katholieke Universiteit Leuven (KUL) in Belgium.

Jürg Witmer
Born: June 22, 1948
Nationality: Swiss
Initial appointment: 2006

Functions in Syngenta
Vice Chairman, non-executive Director
Chairman of the Compensation Committee, member of the Chairman’s & Governance Committee and the Nomination Committee

Professional background
Jürg Witmer joined Hoffmann-La Roche in Basel in 1978 and subsequently held a number of positions including Legal Counsel, Assistant to the CEO, General Manager and China Project Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. From 1999 to 2005, he acted as Chief Executive Officer of the Givaudan Group in Vernier/Geneva. From 2008 to 2012, he was also Chairman of Clariant AG, Basel. Apart from his functions in Syngenta, Jürg Witmer is currently holding the following Board memberships:
−	Listed companies: Chairman of Givaudan Group
−	Non-listed companies: Chairman of Interpharma Investments Ltd., Hong Kong, and non-executive Director of A. Menarini IFR Florence (Italy).

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
Initial appointment: 2008

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s & Governance Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an executive Director of the Board. From 1987 to 1996, he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012 and continues to be a member of the Board. He holds no other mandates in the supreme executive bodies of listed or non-listed companies.

Michael Mack has a degree in Economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Vinita Bali
Born: November 11, 1955
Nationality: Indian
Initial appointment: 2012

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee

Professional background
Vinita Bali started her career in India with the Tata Group, and then joined Cadbury India, subsequently working for Cadbury in the UK, Nigeria and South Africa. From 1994 onwards, she held a number of senior positions in marketing and general management at The Coca-Cola Company in the USA and Latin America, becoming Head of Corporate Strategy in 2001, and then joined the Zyman Group as Head of its Business Strategy practice in the USA in 2003. From 2005 to 2014 Vinita Bali was the Managing Director of Britannia Industries, India’s public listed premier food company. She recently stepped down from this executive function to pursue a variety of roles in the corporate and development sectors.
These include, apart from her functions in Syngenta, the following Board memberships:
−	Listed companies: Non-executive Director of Titan Industries, CRISIL and Smith & Nephew PLC
−	Non-listed companies: Vice Chairman of CARE India Solutions for Sustainable Development, non-executive Director in GAIN (Global Alliance for Improved Nutrition) and in Katsuri & Sons Ltd.

She also holds Advisory or Governing Board mandates in several institutions in the development sector.

Vinita Bali holds an MBA from The Jamnalal Bajaj Institute of Management Studies, University of Bombay and a Bachelor degree in Economics from the University of Delhi.

Stefan Borgas
Born: September 11, 1964
Nationality: German
Initial appointment: 2009

Functions in Syngenta
Non-executive Director
Member of the Audit Committee

Professional background
Stefan Borgas has been President and Chief Executive Officer of Israel’s ICL Group since September 2012. Prior to this he was CEO of Lonza Group from June 2004 to January 2012 after having spent 14 years with BASF Group where he held various leadership positions in Fine Chemicals and Engineering Plastics in the USA, Germany, Ireland and China. Stefan Borgas is a member of the Board of the German-Israeli Chamber of Commerce and of the International Fertilizer Industry Association (IFA). Apart from the above, he holds no other mandates in the supreme executive bodies of listed or non-listed companies.

Stefan Borgas holds a degree in Business Administration from the University of Saarbrucken and an MBA from the University of St. Gallen.

Gunnar Brock
Born: April 12, 1950
Nationality: Swedish
Initial appointment: 2012

Functions in Syngenta
Non-executive Director
Chairman of the Audit Committee and member of the Nomination Committee

Professional background
Gunnar Brock worked for the Tetra Pak Group for many years, with spells in Asia, Australia and Europe, returning – after a period as President and Chief Executive Officer of Alfa Laval – to become President and Chief Executive Officer of the Tetra Pak Group, headquartered in Switzerland. From 2002 to 2009 he served as President and Chief Executive Officer of the Atlas Copco Group. Apart from his functions in Syngenta, Gunnar Brock is currently holding the following Board memberships:
−	Listed companies: Chairman of Stora Enso, non-executive Director of Investor AB, non-executive Director of Total SA
−	Non-listed companies: Chairman of Mölnlycke Health Care (a 100% affiliate of Investor AB) and Rolling Optics, non-executive Director of Stena AB.

Gunnar Brock holds an MBA from the Stockholm School of Economics.

Eleni Gabre-Madhin
Born: July 12, 1964
Nationality: Swiss
Initial appointment: 2013

Functions in Syngenta
Non-executive Director
Member of the Corporate Responsibility Committee

Professional background
Eleni Gabre-Madhin is the co-founder and CEO of eleni LLC, which supports the formation of commodity exchanges across Africa, helping to promote food security. She also founded and was CEO of the Ethiopia Commodity Exchange. Previously, she was a Senior Program Leader for Strategy issues at the International Food Policy Research Institute in Addis Ababa and worked for several institutions, such as the World Bank in Washington (2003–2004). Apart from her functions in Syngenta, she holds no other mandates in the supreme executive bodies of listed or non-listed companies.

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

Functions in Syngenta
Non-executive Director
Member of the Audit Committee
He is also Chairman of the Science and Technology Advisory Board.

Professional background
David Lawrence was Head Research & Development at Syngenta from 2002 to 2008. Prior to this role, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. Apart from his functions in Syngenta, David Lawrence is currently a non-executive Director of Rothamsted Research (non-listed company). Besides, he is also a Director of the UK Knowledge Transfer Network Ltd., a member of the UK Industrial Biotechnology Leadership Team, the UK Agri-Tech Strategy Leadership Council, and the Nuffield Council on Bioethics.

David Lawrence graduated in Chemistry from Oxford University with an MA and DPhil in Chemical Pharmacology.

Eveline Saupper
Born: October 1, 1958
Nationality: Swiss
Initial appointment: 2013

Functions in Syngenta
Non-executive Director
Member of the Compensation Committee

Professional background
Eveline Saupper was a partner at the commercial law firm Homburger AG in Zurich until June 2014. Since then, she has been Of Counsel at this law firm. Before joining Homburger in 1985, she worked as a tax specialist with Peat Marwick Mitchell (today KPMG) in Zurich (1983–1985). Apart from her functions in Syngenta, Eveline Saupper is currently holding the following Board memberships:
−	Listed companies: Non-executive Director of Bâloise Holding AG
−	Non-listed companies: Non-executive Director of hkp group AG, Stäubli Holding AG and Mentex Holding AG.

Eveline Saupper holds a degree and PhD in Law from the University of St. Gallen. She is admitted to the Bar of Zurich and is a certified tax expert.

Jacques Vincent
Born: April 9, 1946
Nationality: French
Initial appointment: 2005

Functions in Syngenta
Non-executive Director
Member of the Compensation Committee

Professional background
Jacques Vincent began his career with Danone in 1970 where he held various financial and overall management positions within this Group. Among others he was Vice Chairman and Chief Operating Officer from 1998 to 2008 and held various Board positions between 1997 and 2014. Apart from his functions in Syngenta, Jacques Vincent holds no other mandates in the supreme executive bodies of listed or non-listed companies.

Jacques Vincent is a graduate engineer of the Ecole Centrale, Paris. He holds a Bachelor in Economics from Paris University and a Master of Science from Stanford University.

Meetings of the Board of Directors
The Board of Directors (the Board) meets as often as business requires, however not less than once a quarter. The Chairman, after consultation with the CEO, determines the agenda for the Board meetings. Any member of the Board may request the convening of a meeting or the inclusion of items of business in the agenda. In 2014, apart from the Board meetings, Board members conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to management as needed.

In 2014, the Board met as follows:

Members	Meetings attended1
Michel Demaré, Chairman	5
Jürg Witmer, Vice Chairman	5
Michael Mack, CEO	5
Vinita Bali	5
Stefan Borgas	5
Gunnar Brock	5
Eleni Gabre-Madhin	5
David Lawrence	5
Eveline Saupper	5
Jacques Vincent	5
1 Five meetings held in 2014; average length of the meetings: 8 hours

Board Committees
Some of the Board’s powers and duties are delegated to the Chairman’s & Governance Committee, the Compensation Committee, the Audit Committee, the Nomination Committee and the Corporate Responsibility Committee. The Board Committees meet on a regular basis. Their members are provided with the materials necessary to fulfill their duties and responsibilities, and to submit full reports to the Board.

Detailed information on all Board Committees is available in the Committee charters, which can be accessed on the Syngenta website in the section “About Syngenta/Governance”. The key accountabilities of the Board Committees are the following:

Chairman’s & Governance Committee (CGC)
Main Responsibilities

−	acts on behalf of the Board in delegated matters and in cases of urgency
−	within defined financial limits, decides on
o	acquisition or divestments of shares or other equity instruments in other companies, of business or of third party assets
o	the establishment of new legal entities and equity joint ventures
o	the institution and settlement of legal proceedings
−
decides on defined financial measures, such as the proposals to the Annual General Meeting on share capital transactions, the issuance and cancellation of negotiable securities by the Company, the entering into or the early termination of long-term financing by third parties, etc.

−	proposes the nominations of all members of the Executive Committee, except for the CEO, for appointment by the Board
−	reviews issues of corporate governance affecting the Company, including the appropriateness and effectiveness of the Board Committee structure and composition.

The Chairman’s & Governance Committee consists of three members: the Chairman, the CEO and one independent, non-executive member of the Board. The Group General Counsel acts as Secretary to the Chairman’s & Governance Committee.

Members (at January 31, 2015)	Meetings attended1
Michel Demaré, Chairman	3
Jürg Witmer	3
Michael Mack	3
1 Three meetings held in 2014; average length of the meetings: 3 hours

Compensation Committee (CC)
Main Responsibilities

−	reviews and recommends to the Board the compensation principles, strategy and policies which define the compensation system
−	defines the elements and the structure of the compensation system including the structure of share ownership plans
−	reviews and recommends to the Board on an annual basis a proposal for approval by the Annual General Meeting of Shareholders of the total compensation of the Board and the Executive Committee
−
pursuant to article 29 of the Articles of Incorporation, sets or amends the compensation packages of the members of the Executive Committee and prepares a proposal to the Board to set or amend the compensation package of the CEO

−	prepares and recommends to the Board the Compensation Report for approval.
Further information is available in the 2014 Syngenta Compensation Report and in the charter of the Compensation Committee on the Syngenta website in the section “About Syngenta/Governance”.

The Compensation Committee consists of a minimum of three independent, non-executive members of the Board1; the Chairman shall not be a member of the Compensation Committee. The Head of Human Resources acts as Secretary to the Compensation Committee.

Members (at January 31, 2015)	Meetings attended2
Jürg Witmer, Chairman	5
Eveline Saupper	5
Jacques Vincent	5
1 The Chairman and the CEO are standing guests, except when issues regarding their own positions are discussed
2 Five meetings held in 2014; average length of the meetings: 2 hours

Audit Committee (AC)
Main Responsibilities

−	assists the Board in fulfilling its supervisory responsibilities with respect to accounting and financial reporting practices of the Company
−	monitors the performance of the external auditor, checking its independence and coordinating its work with internal audit
−	monitors the implementation of findings of external and internal auditors by management
−	assesses the quality of the financial reporting and prepares Board decisions in this area
−	monitors the effectiveness of the financial compliance framework and of the internal controls environment.

The Audit Committee consists of at least three independent, non-executive members of the Board; the Chairman shall not be a member of the Audit Committee. A member of the Corporate Legal Department currently acts, as a delegate of the Group General Counsel, as Secretary to the Audit Committee.

Members (at January 31, 2015)	Meetings attended1
Gunnar Brock, Chairman	5
Stefan Borgas	4
David Lawrence	5
1 Five meetings held in 2014; average length of the meetings: 2.5 hours. The external auditor attended all meetings in 2014

Nomination Committee (NC)
Main Responsibilities

−	establishes a process to support the Board to identify and select succession candidates for the Board members and the CEO
−	reviews at least once per year the succession plans for Executive Committee members
−	reviews at least once per year the independence of the Board
−	prepares and manages the process of self-assessment of the Board regarding its own performance and effectiveness, retaining external support as appropriate.

The Nomination Committee consists of the Chairman and two independent, non-executive members of the Board.

Members (at January 31, 2015)	Meetings attended1
Michel Demaré, Chairman	2
Jürg Witmer	2
Gunnar Brock	2
1 Two meetings held in 2014; average length of the meetings: 1 hour

Corporate Responsibility Committee (CRC)
Main Responsibilities

−	reviews and advises the Board on overall Corporate Responsibility priorities, policies and issues
−	acts as custodian of the Board in all Corporate Responsibility matters and exercises oversight over the Executive Committee in this respect
−	assesses the effectiveness of the implementation of Corporate Responsibility related internal policies.

The Corporate Responsibility Committee consists of the Chairman, at least two further independent, non-executive members of the Board, and the CEO. The Group General Counsel acts as Secretary to the Corporate Responsibility Committee.

Members (at January 31, 2015)	Meetings attended1
Michel Demaré, Chairman	2
Michael Mack	2
Vinita Bali	2
Eleni Gabre-Madhin	2
1 Two meetings held in 2014; average length of the meetings: 2 hours

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

−
All members of the Executive Committee are regularly invited to attend Board meetings to report on their areas of responsibility, including key data for the core businesses, financial information, existing and potential risks, and updates on developments in important markets. Other members of management attend Board meetings as deemed necessary by the Board.

−
At each Board meeting, the CEO reports on the meetings of the Executive Committee. The Chairman receives the minutes of the Executive Committee meetings; on request, the minutes are available to all members of the Board.

−	Board Committees regularly meet as appropriate with members of management, external advisors and the external auditor.
−	Important information is regularly sent to the Board.

Risk management

Risk management is of highest importance at Syngenta; responsibility for it is assumed by the Board and, within the scope of its duties, by every individual Board Committee including the Audit Committee.

A Risk Management Policy sets out global standards for Syngenta and guidelines on how risks are to be identified, classified and managed throughout the business.

At least annually, the businesses and functions review their risks and decide on how these have developed and how they need to be classified and treated going forward. Specialized functions such as Group Finance, Health Safety & Environment, Corporate Security, Legal & Compliance and many others support the business in managing risks in their respective areas. Group risks can be broadly categorized into financial, operational, legal, compliance, regulatory and strategic risks.

Group Risk Management at Syngenta collects information on all identified risks from businesses and functions on a regular basis and completes the assessment process by making its own assessment and challenging the teams as appropriate. Risks are described and tracked on a dedicated Risk Management Information System.

The outcome of this review is an accurate Syngenta Risk Profile, which, in combination with the Risk Management organization, builds the Syngenta Risk Management Framework.

Group Risk Management reports Syngenta’s Risk Profile to Syngenta’s Global Compliance and Risk Management Committee (CRMC), which in turn reports to the Syngenta Executive Committee and the Board of Directors.

Audit

Internal Audit
Internal Audit, as an independent function, carries out control, operational and system audits. All subsidiaries are within the scope of Internal Audit. Audit plans are reviewed and approved by the Audit Committee, and any suspected irregularities noted during audits are reported without delay. Internal Audit reports on issues arising from internal audits to the Audit Committee and shares reports with the external auditor.

External auditor

The external auditor is accountable to the Audit Committee, the Board and ultimately to the shareholders. At the completion of the audit, the external auditor presents and discusses the audit reports on the financial statements and internal controls with the Audit Committee, highlighting the significant accounting and auditing matters addressed during the course of the audit. The external auditor regularly participates in the Audit Committee meetings, and at least once a year the external auditor takes part in a meeting with the Board.

Duration of the mandate and term of office of the lead auditor

After 12 uninterrupted years of working with Ernst & Young AG, KPMG AG was elected by the 2014 AGM as external auditor to Syngenta for the business year 2014. The appointment is for one year and can be renewed annually. The auditor in charge may serve for no more than five years. The current auditor in charge, Richard Broadbelt, has served for one year (2014).

Board of Directors oversight over external audit

The Audit Committee, on behalf of the Board, is responsible for monitoring the performance of the external auditor and verifying its independence. In addition, the Audit Committee monitors the implementation of findings of the external auditor by management. The Audit Committee also considers and makes recommendations on the appointment, reappointment or removal of the external auditor to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, the Audit Committee authorizes non-audit services of the external auditor permitted under any of the listing or other rules applicable to Syngenta. The CFO and the Group Financial Controller are generally invited to the meetings of the Audit Committee; the external auditor, the Head Internal Audit and other members of management may also be invited as appropriate. The Chairperson of the Audit Committee reports orally to the Board after each meeting on the work performed by the Committee, its findings and actions undertaken.

Executive Committee

Under the leadership of the Chief Executive Officer (CEO), the Executive Committee is responsible for the active leadership and the operative management of the Company. It consists of the CEO, the Chief Operating Officer (COO) EAME & Latin America, the Chief Operating Officer (COO) APAC & North America, the Chief Financial Officer (CFO), the Head Research & Development, the Head Global Operations, the Head Legal & Taxes, the Head Human Resources and the Head Corporate Affairs.

Members of the Executive Committee

Members	Functions
Michael Mack	Chief Executive Officer (CEO)
Caroline Luscombe	Head Human Resources
Christoph Mäder	Head Legal & Taxes and Company Secretary
Patricia Malarkey	Head Research & Development
Jonathan Parr	Chief Operating Officer EAME & Latin America
Mark Peacock	Head Global Operations
Davor Pisk	Chief Operating Officer APAC & North America
John Ramsay	Chief Financial Officer
Jonathan Seabrook	Head Corporate Affairs
At January 31, 2015

Responsibilities of the Executive Committee

The duties of the Executive Committee comprise in particular:

−	formulation of the fundamentals of corporate policy
−	designing the Company’s strategy and strategic plans for the approval of the Board of Directors (the Board)
−	implementation of the strategies, strategic plans and the periodic assessment of the attainment of goals
−	submission of regular reports for the attention of the Board or its Committees
−	personnel appointments within its own area of authority and any modifications to the organization
−	promotion of a modern and active leadership culture
−	provision and optimal utilization of resources (finances, management capacity)
−	establishment of an active communications policy within and outside the Company
−	systematic selection, development and promotion of new and potential management personnel
−	examination and approval of significant agreements with third parties and business activities involving extraordinary high risks
−	establishment of guidelines for planning, organization, finance, reporting, information and other technology, etc.

Chief Executive Officer (CEO)

The CEO is nominated by the Board; he shares responsibility for the strategic direction of the Company with the Chairman. The CEO and the Executive Committee are jointly responsible for the active leadership and operative management of the Company. The CEO leads the Executive Committee.

Members of the Executive Committee are directly responsible to the CEO. The CEO manages the reputation of the Company and, together with the Chairman, represents the interests of the Company to important stakeholders and the general public.

Duration of employment contracts and mandates

Employment contracts with members of the Executive Committee are concluded for an indefinite term. The maximum notice period for the CEO and all members of the Executive Committee is 12 months.

The members of the Executive Committee, subject to the approval by the Chairman of the Board, may hold no more than the following number of mandates in the supreme executive bodies of companies and organizations:

−	up to 2 mandates in listed companies
−	up to 2 mandates in non-listed companies
−	up to 4 mandates upon instruction of Syngenta in companies that are not directly or indirectly controlled by Syngenta
−	up to 10 mandates in (i) charitable organizations, (ii) associations or foundations and (iii) other non-profit institutions.

Several mandates held in different companies of the same group count as one mandate. Mandates within companies under the direct or indirect control of Syngenta (subsidiaries) or which are not required to be registered in the Swiss Commercial Register or a similar foreign register are not limited by numbers.

Executive Committee
At January 31, 2015

Michael Mack
Born: April 19, 1960
Nationality: American
Appointment: 2008

Functions in Syngenta
Chief Executive Officer (CEO), executive Director
Member of the Chairman’s & Governance Committee and the Corporate Responsibility Committee

Professional background
Michael Mack was Chief Operating Officer of Seeds (2004–2007) and Head of Crop Protection, NAFTA Region (2002–2004) for Syngenta. Prior to this, he was President of the Global Paper Division of Imerys SA, a French mining and pigments concern, from the time of its merger in 1999 with English China Clays Ltd., where he was Executive Vice President, Americas and Pacific Region, in addition to being an executive Director of the Board. From 1987 to 1996, he held various roles with Mead Corporation. Michael Mack was Chairman and President of the Board of the Swiss-American Chamber of Commerce from 2009 to 2012 and continues to be a member of the Board. He holds no other mandates in the supreme executive bodies of listed or non-listed companies.

Michael Mack has a degree in Economics from Kalamazoo College in Michigan, studied at the University of Strasbourg, and has an MBA from Harvard University.

Caroline Luscombe
Born: February 28, 1960
Nationality: British
Appointment: 2012

Function in Syngenta
Head Human Resources

Professional background
Caroline Luscombe joined Syngenta as Head of Human Resources in January 2010. Prior to this, she held several senior HR roles in the GE group, namely Head HR for GE Capital Global Banking (2009), HR Leader for GE Money and GE Money EMEA (2006–2008), HR Leader for GE Healthcare Bio-Sciences (2004–2006) and, before its acquisition by GE, Executive Vice President HR for Medical Diagnostics, Amersham plc (2001–2004). From 1997 to 2001, she worked in the chemical sector for Laporte plc and was promoted to Head of HR in 2000. She also held senior HR roles in Rhone-Poulenc Rorer (formerly Fisons plc, 1995–1996) and Tiphook plc (1989–1995). She started her career in finance at Arthur Young McClelland Moore and was UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company (1983–1989). Caroline Luscombe holds no other mandates in the supreme executive bodies of listed or non-listed companies.

She holds a Bachelor degree in German from University College, London.

Christoph Mäder
Born: July 21, 1959
Nationality: Swiss
Appointment: 2000

Functions in Syngenta
Head Legal & Taxes and Company Secretary

Professional background
Christoph Mäder was Head of Legal & Public Affairs for Novartis Crop Protection (1999–2000) and Senior Corporate Counsel for Novartis International AG (1992–1998). He is Vice Chairman of economiesuisse, the main umbrella organization representing Swiss economy. He is also a member of the Board of scienceindustries, the association of Swiss chemical, pharmaceutical and biotech industries, a member of the Board of the Basel Chamber of Commerce and a member of the Executive Board of the Business and Industry Advisory Committee (BIAC) to the Organization for Economic Co-operation and Development (OECD). Christoph Mäder holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He graduated from Basel University Law School, and is admitted to the Bar in Switzerland.

Patricia Malarkey
Born: November 23, 1965
Nationality: British/American
Appointment: 2014

Function in Syngenta
Head Research & Development

Professional background
Prior to her current role as Head Research & Development, Patricia Malarkey was Head Research & Development for Lawn & Garden at Syngenta (2012−2013). Before that, she held a number of senior scientific positions in Crop Protection, Seeds and Biotechnology at Syngenta in Europe and the United States. Patricia Malarkey holds no other mandates in the supreme executive bodies of listed or non-listed companies.

She graduated from the University of Glasgow in Agricultural Chemistry and holds a master’s degree in Toxicology from the University of Surrey.

Jonathan Parr
Born: February 27, 1961
Nationality: British
Appointment: 2015

Function in Syngenta
Chief Operating Officer

Professional background
Prior to his current role as Chief Operating Officer, Jonathan Parr was Head of Global Crops & Assets for Syngenta in 2014. Before that, he was Regional Director for EAME (2009–2013), Head of Syngenta Flowers (2007–2008), Head of Marketing and Strategy (2004–2007) and European Manufacturing Manager (2000–2003). Before joining Syngenta, he worked for AstraZeneca as a Factory Manager (1998–2000), Global Product Manager Fungicides (1996–1998) and Supply Chain Project Manager (1994–1996). From 1987 to 1994, he held Project and Engineering Management roles at Imperial Chemical Industries (ICI). Apart from his function in Syngenta, Jonathan Parr holds no other mandates in the supreme executive bodies of listed or non-listed companies.

Jonathan Parr is a Chartered Engineer and also holds an honors Bachelor degree in Civil Engineering from the University of Southampton as well as a Master in Management from the University of McGill, Canada, and a diploma in International Management from the INSEAD Institute.

Mark Peacock
Born: February 2, 1961
Nationality: British
Appointment: 2007

Function in Syngenta
Head Global Operations

Professional background
Mark Peacock was previously Head of Global Supply (2003–2006) and Regional Supply Manager for Asia Pacific (2000–2003) for Syngenta. Prior to this he was a Product Manager in Zeneca Agrochemicals and General Manager of the Electrophotography Business in Zeneca Specialties. Mark Peacock holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He has a degree in Chemical Engineering from Imperial College, London, and a Master in International Management from McGill University in Montreal.

Davor Pisk
Born: March 16, 1958
Nationality: British
Appointment: 2008

Function in Syngenta
Chief Operating Officer

Professional background
Prior to his current role as Chief Operating Officer Syngenta, Davor Pisk was Chief Operating Officer for Syngenta Seeds from 2008 to February 2011. Prior to that, he was Region Head Crop Protection Asia Pacific (2003–2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998–2001). Prior to 1998, he was head of Herbicides for Zeneca (1993–1997) and General Manager of ICI Czechoslovakia (1991–1993). Davor Pisk holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He has a BA in Economics and Politics from Exeter University and an MA in Political Science from the University of California.

John Ramsay
Born: October 3, 1957
Nationality: British
Appointment: 2007

Function in Syngenta
Chief Financial Officer

Professional background
John Ramsay was Group Financial Controller (2000–2007) for Syngenta. Prior to that, he was Zeneca Agrochemicals Finance Head Asia Pacific (1994–1999), Financial Controller ICI Malaysia (1990–1993), and ICI Plant Protection Regional Controller Latin America (1987–1990). Before joining ICI in 1984, he worked in Audit and Tax at KPMG. John Ramsay holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He is a Chartered Accountant and also holds an honors degree in Accounting.

Jonathan Seabrook
Born: December 24, 1969
Nationality: British
Appointment: 2013

Function in Syngenta
Head Corporate Affairs

Professional background
Prior to his current role, Jonathan Seabrook was Head Investor Relations Syngenta (2003–2007). Before joining the Company, he held a number of positions in the pharmaceutical and financial services industries, including Glaxo, SmithKline Beecham, N.M. Rothschild & Sons and Bank of America, in both the UK and the USA. Jonathan Seabrook holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He graduated from Exeter University with a degree in Ancient History and is a member of the Chartered Financial Analyst Society.

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

Employees of Syngenta

2014

Syngenta had approximately 29,000 permanent employees as of December 31, 2014. Approximately 16 percent of these were in North America, 17 percent in Latin America, 22 percent in Asia Pacific and the remaining 45 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ended December 31, 2014 was approximately as follows:

Production	38%
Research and development	20%
Marketing and distribution	30%
Administration and general overhead	12%

The number of temporary employees varies greatly during each year due to the seasonal nature of the business. During 2014, the highest level of temporary employees was approximately 5,000.

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

During 2013, the highest level of temporary employees was approximately 5,400.

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

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2014, based on information available to the Company, is 0.42 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than one percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation Report, 2014 Holding of shares and options”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

Compensation

Compensation elements

Syngenta’s total compensation package includes:

•	fixed compensation – base salary

•	variable compensation – short-term incentive plans and, for selected leaders, long-term incentive plans

•	benefits (including all insured benefits and pension/retirement plans).

Fixed compensation

Fixed compensation is represented as annual base salary paid in cash, typically on a monthly basis and set by reference to the:

•	size and scope of the job

•	external market value of the job

•	work level or grade to which the job is assigned

•	skills, experience and performance of the employee.

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

Variable compensation

Variable compensation consists of short-term incentives and, for selected leaders, long-term incentives. Variable compensation is determined by the work level and scope of the individual’s job, as well as the external market value of the respective job, the location, business performance and individual performance. It may be granted in cash, shares, restricted stock units and/or stock options. Equity-based compensation is subject to a three-year vesting period.

Details of the various short- and long-term incentive plans are provided in the following sections.

Table 1. Fixed and variable compensation

	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All employees	Description	Link to compensation principles
Fixed compensation	•	•	•	•	•	Cash – all employees Members of the Board may opt for cash and/or shares	Attract and retain high quality employees; reference to relevant markets and comparable companies
Variable compensation
Short-Term Incentive (STI)			•	•	•	Cash – all employees	Performance-based compensation
Deferred Share Plan (DSP)			•	•		For senior management and Executive Committee, deferred share awards or shares and matching shares1	Equity-based compensation focusing on sustainable business performance and alignment with shareholders
Long-Term Incentive Plan (LTI)			•	•		For senior management and Executive Committee, stock options and RSUs2	Equity-based compensation focusing on sustainable business performance and alignment to shareholders
Sales Incentive Plan (SIP)				•	•	Cash – sales employees only	Performance-based compensation
Employee Share Purchase Plan (ESPP)			•3	•	•	Plan for all Switzerland-based Syngenta employees: share purchase up to CHF 5,000.– p.a. at 50 percent discount rate4	Identification with and commitment towards Company

1	In Switzerland, employees are offered a choice of share awards or shares under the DSP and in all other countries, share awards. For purposes of this report, both are referred to as “share awards”

2	Restricted stock units

3	From 2015 onwards, Executive Committee members are no longer eligible to participate in the ESPP

4	Employee Share Purchase Plans are also established in many other countries

Short-Term Incentive (STI)

The STI is an annual variable award paid in cash for all eligible employees.

STI targets for managers and Executive Committee members

The target STI as a percentage of base salary is shown in the table below:

STI targets (as a percentage of base salary)
Management 1	25%
Senior Management 1	30%–40%
Executive Committee	70%
Chief Executive Officer	80%

1	Higher target percentages apply to managers and senior managers in the USA

Both the individual and financial percentage awards can range from zero to 200 percent of the STI target as outlined in the Articles of Incorporation (Article 29, 10). The STI payout is limited to two times the target award.

STI award for employees and managers below the Executive Committee

For employees and managers below the Executive Committee, the STI award weights equally Company financial results and individual performance. This variable compensation allows employees to participate in the Company’s success while being rewarded for their individual performance. Individual objectives are set early in the calendar year as part of the annual performance management program. Company financial targets are also set on an annual basis early in the calendar year and may include measures such as Group Net Income, business value added, EBITDA, etc.

At the end of the calendar year both individual and Company financial performance are assessed, and actual achievement is compared with the targets set at the beginning of the year. The assessment of individual performance results in a performance rating which is used to determine an individual percentage award for STI purposes. The assessment of financial performance is formula-driven, i.e. actual achievement against target determines the STI percentage award.

STI award for Executive Committee members

For Executive Committee members, a greater emphasis is placed on the achievement of financial results. Financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance. In addition, the STI payout is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget. The financial performance measure consists of earnings per share (EPS) (55 percent) and return on invested capital (ROIC) of the Group (15 percent).

Deferred Share Plan (DSP)

The DSP is an additional long-term incentive for members of the Executive Committee and selected senior managers to further align their interests with shareholders by converting part of their STI into Syngenta share awards with a blocking period of three years and thus expose them fully to the share value development over this period. In return, subject to continued employment with Syngenta at expiry of the blocking period, Syngenta matches at that time each deferred share award on a one-for-one basis with an additional share, thus doubling the total number of shares received by the employee. The DSP requires a mandatory percentage of the STI to be deferred. A participant may voluntarily defer a further portion of the STI into share awards.

STI subject to deferral	Mandatory	Voluntary	Maximum
Management	0%	20%	20%
Senior Management	10%–30%	20%–40%	50%
Executive Committee	40%	40%	80%
Chief Executive Officer	40%	40%	80%

The Compensation Committee determines the value of a share award at the grant date by reference to the market price of a Syngenta share. The number of share awards is calculated based on the closing share price at grant date and the amount of STI deferred (mandatory plus any voluntary amount). The calculation is made by applying the following formula:

Number of share awards = (mandatory deferral percentage plus voluntary deferral percentage) times STI award divided by the closing share price at the grant date.

The matching of the share awards is subject to continued employment with Syngenta until after the expiration of the three-year deferral period. In accordance with the Articles of Incorporation (Article 29, 12) this provision may be waived. If retirement age is reached prior to expiration of the deferral period, the conversion of share awards and matching is accelerated.

Long-Term Incentive (LTI) Plans

The LTI plans are designed to reward leadership, innovation and performance by providing participants with equity-based incentives that link the potential amount of total compensation to Syngenta’s market value (share price) and aligns participants’ rewards more closely with the long-term interests of the Company’s shareholders.

Participants are granted an LTI award as a percentage of their base salary, multiplied by their performance rating, which is based on the achievement of individual long-term performance objectives supporting the Company’s strategy and sustainable financial performance.

LTI targets (as a percentage of base salary)
Management 1	20%
Senior Management 1	25%–40%
Executive Committee	100%
Chief Executive Officer	140%

1	Higher target percentages apply to managers and senior managers in the USA

Long-Term Incentive Plan

Depending on the performance achieved against the relevant targets, the individual awards may be lower or higher than the target and can range from zero to 150 percent of the target incentive.

Participants receive 50 percent of their incentive in the form of stock options and 50 percent in Restricted Stock Units (RSUs). Both are subject to a three-year vesting period.

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

The Executive Committee members participated in this Plan for the grants made in 2014 and prior years.

New Executive Long-Term Incentive Plan

For members of the Executive Committee the above described Long-Term Incentive Plan is being replaced from 2015 onwards by a new Executive Long-Term Incentive Plan (LTI Plan). Any awards granted under the previous LTI plan will remain subject to the rules of that plan. The key feature of the new LTI Plan is the introduction of performance measures.

Depending on the contribution made towards driving sustainable long-term growth in the business, the individual awards granted may be lower or higher than the target and can range from zero to 150 percent of the target incentive, as outlined in the Articles of Incorporation (Article 29, 10). The value of the award at vesting will depend firstly on the number of awards that vest subject to the applicable performance conditions, and secondly on the development of the Syngenta share price, and may therefore be higher or lower than the value at grant.

Participants in the LTI Plan will receive 50 percent of their incentive in the form of performance stock options and 50 percent in Performance Stock Units. Both are subject to a three-year vesting period.

The number of equity awards granted will be calculated at the time of grant with reference to the fair value of each instrument.

Performance measures

Performance stock options

The number of performance stock options that will vest shall be based on the Company’s total shareholder return (TSR) versus a comparator group of 15 companies over rolling three-year performance periods. The comparator group includes the Company’s direct competitors: BASF SE, Bayer AG, The Dow Chemical Co, EI du Pont de Nemours & Co and Monsanto Co and 10 other companies selected from industries and regions where Syngenta competes for capital and talent: Clariant AG, Givaudan SA, Nestle SA, Novartis AG, Roche Holding AG, Akzo Nobel N.V., Danone SA, Koninklijke DSM N.V., SAB Miller Plc and Solvay SA.

At the end of the three-year performance period, all of the companies will be ranked from the highest (rank 1) to the lowest (rank 16) TSR. The number of options which will vest shall be calculated on a stepped quartile payout scale (four ranked positions per quartile) and TSR will be measured in US dollars. The total number of options that could vest shall range from zero to 125 percent: Lower quartile performance (ranked positions 13 to 16) will result in zero percent vesting. Upper quartile performance (ranked positions 1 to 4) shall result in 125 percent vesting.

If any company in the above comparator group is deemed by the Compensation Committee to no longer be suitable, for example in the case of delisting, bankruptcy,  merger, etc., it will be removed or replaced by a suitable alternative.

Relative TSR has been chosen as the performance measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

Performance Stock Units (PSUs)

The number of PSUs that will vest shall be based on internal performance measures which support the Company’s long-term strategy: BASF SE, Bayer AG, The Dow Chemical Co, EI du Pont de Nemours & Co and Monsanto Co and 10 other companies selected from industries and regions where Syngenta competes for capital and talent: Clariant AG, Givaudan SA, Nestle SA, Novartis AG, Roche Holding AG, Akzo Nobel N.V., Danone SA, Koninklijke DSM N.V., SAB Miller Plc and Solvay SA.

•	Agribusiness growth and business quality – these targets are aligned with the Company’s objective of increasing its share over time at higher levels of profitability.

•
Cash flow return on investment (CFROI) – a focus on cash generation and cash return to shareholders is an integral part of the Company’s financial framework. The value of the investments necessary to grow the business is measured through CFROI.

•	EBITDA margin percent - EBITDA margin targets reflect the Company’s commitment to margin improvement through the Accelerating Operational Leverage (AOL) program.

•	Good Growth Plan – reflects the Company’s commitment to improving resource efficiency, rejuvenating ecosystems and revitalizing rural communities.

Each of the internal performance measures has a weighting of 25 percent and is tested annually throughout the performance period.

The total number of PSUs that could vest range from zero to 100 percent of the number granted.

In the case of retirement, a participant’s equity awards will vest with performance measured as per the original schedule. In the event of resignation the equity awards will vest with performance measured as per the original schedule, pro-rated for time served. Other leaver circumstances will be governed by the LTI Plan regulations.

In the event that the Compensation Committee determines that an Executive Committee member materially breached their duties as a member of the Executive Committee, it reserves the right to claw back a portion or all of the PSUs and non-vested Options from that Executive Committee member.

Each year, the Compensation Committee will approve the targets for the three-year plan which shall be aligned to both the long-term plan of the Company and to the operating budget. As the three-year targets may be market sensitive and thus confidential, the Company will not disclose the performance targets over the three years, but will disclose retrospectively the degree to which performance was achieved against each of these targets.

The Compensation Committee believes that these performance measures best represent the measures used by shareholders to assess the Company’s value. The consistent use of these measures together with the overlapping performance years will enhance the focus on longer-term operating performance.

The following schedule, using the 2015 LTI Plan as an example, presents the Compensation Committee’s process for target setting, approving awards and determining the final payout under the new LTI Plan:

The Compensation Committee will follow the same process each year for successive plans.

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

The Swiss ESPP allows participants to purchase up to CHF 5,000 worth of shares at 50 percent of the share price on the date of purchase. These shares are subject to a blocking period of three years. The regulations of the Swiss ESPP allow all employees in Switzerland, including members of the Executive Committee, to be eligible to participate in the Swiss ESPP. From 2015 onwards, members of the Executive Committee will no longer be eligible to participate in the ESPP.

Where reasonably possible, similar all-employee share purchase plans are in operation in other countries, taking into account local practices, tax and legal requirements.

Benefits

Benefits consist mainly of pension, insurance and healthcare plans designed to provide a reasonable level of security for all employees and their dependents in respect to retirement, health, disability and death in service. The level of benefits is subject to country-specific laws, regulations and market practice. Other benefits that may be paid according to local market practice include long-service awards and perquisites. Employees of all levels who are on an international assignment may also receive benefits in line with the Syngenta International Assignment Policy. Executive Committee members participate in the Company’s pension plans in accordance with applicable laws.

Compensation structure

The compensation elements described in the Compensation Report refer primarily to Switzerland and to senior executives. Although many of the elements are operated consistently on a global basis, local market variations apply.

The following charts illustrate the relation between the different compensation elements at target performance with maximum DSP deferral.

The charts show that at maximum DSP deferral more than two-thirds of the target compensation is performance-based and therefore at risk. In addition, at target, equity-based compensation is greater than cash compensation. Members of the Executive Committee are therefore highly exposed to share price movements, which reinforces a focus on the long-term success of Syngenta and aligns their interests with those of the Syngenta shareholders.

Compensation of the Board of Directors

Compensation of the Chairman

The non-executive Chairman of the Board receives a predefined annual fee and no variable compensation. Two-thirds of the annual fee is paid monthly in cash and one-third is paid quarterly in the form of restricted shares, which are blocked from trading for a period of three years. The number of restricted shares paid each quarter is determined by dividing the share portion of the fee by the market price of a Syngenta share at each quarterly grant date.

Compensation of the CEO

The CEO is a member of the Board of Directors and a member of the Executive Committee. His compensation is disclosed as part of 2014 compensation for members of the Executive Committee.

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

Table 3. Annual fees for non-executive Directors
Function	Annual fee 2
Base fees:
Chairman of the Board	1,923,077
Vice Chairman of the Board	439,560
Member of the Board	236,264
Additional fees1:
Head of the Audit Committee	120,879
Member of the Audit Committee	32,967
Member of the Compensation Committee	27,473
Member of the Corporate Responsibility Committee	21,978
Member of the Nomination Committee	21,978
Chairman of the Science and Technology Advisory Board	21,978

1	No additional fees are payable to the Chairman and the Vice-Chairman
2
All fee amounts are reported in US dollars and the fees cover the period from AGM to AGM. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2014. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91 (2013: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

The Board of Directors, at the recommendation of the Compensation Committee following its annual review, took the decision not to increase the annual fees of the non-executive Directors in 2014.

Table 4a. Compensation of non-executive Directors in 2014
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Other company costs1	Total compensation
Michel Demaré	1,280,229	-	643,885	-	1,816	1,816	102,269	2,026,383
Vinita Bali	258,242	-	-	-	-	-	14,766	273,008
Stefan Borgas	269,231	-	-	-	-	-	20,345	289,576
Gunnar Brock2	379,121	-	-	-	-	-	81,663	460,784
Eleni Gabre-Madhin	258,242	-	-	-	-	-	-	258,242
David Lawrence	232,967	58,562	-	156	-	156	51,470	342,999
Eveline Saupper	11,760	-	252,266	-	672	672	11,467	275,493
Jacques Vincent	263,736	-	-	-	-	-	-	263,736
Jürg Witmer	439,560	-	-	-	-	-	30,115	469,675
Total	3,393,088	58,562	896,151	156	2,488	2,644	312,095	4,659,896

1	Company-paid social security
2	The fee and social security contributions were paid to a company controlled by Gunnar Brock

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2014. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91 (2013: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 4b. Compensation of non-executive Directors in 2013
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Other company costs1	Total compensation
Michel Demaré	839,647	-	582,353	-	1,537	1,537	64,316	1,486,316
Vinita Bali	252,688	-	-	-	-	-	13,327	266,015
Stefan Borgas	52,688	-	210,792	-	537	537	11,122	274,602
Gunnar Brock	370,968	-	-	-	-	-	79,906	450,874
Peggy Bruzelius2	107,232	-	-	-	-	-	23,098	130,330
Eleni Gabre-Madhin3	174,459	-	-	-	-	-	-	174,459
David Lawrence	142,473	142,491	-	363	-	363	37,668	322,632
Eveline Saupper3, 4	7,101	-	171,280	-	436	436	7,157	185,538
Martin Taylor2	648,142	-	68,704	-	162	162	186,571	903,417
Peter Thompson2	80,846	-	-	-	-	-	-	80,846
Jacques Vincent	258,065	-	-	-	-	-	-	258,065
Felix A. Weber2	98,984	-	-	-	-	-	1,656	100,640
Jürg Witmer	430,108	-	-	-	-	-	21,141	451,249
Total	3,463,401	142,491	1,033,129	363	2,672	3,035	445,962	5,084,983

1	Housing, commuting and tax services, including refund of relevant tax as well as company-paid social security
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

Compensation of members of the Executive Committee

In 2014, the members of the Executive Committee, including the CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in Table 5.

Patricia Malarkey, Head Research & Development, joined the Executive Committee in January 2014. The figures for 2014 in Table 5 include her compensation for the full year. The figures for 2013 do not include her compensation.

In 2014, the CEO received the highest total compensation; his compensation is reported in Table 6.

Tables 5 and 6 show in the column for the year 2013 the number of share awards, stock options and RSUs that were granted on February 24, 2014, for the year 2013 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2013 report and are disclosed retroactively in this 2014 report. As a consequence, the actual values of the granted share awards, stock options and RSUs differ slightly from the values reported in 2013. This is because the number of share awards, stock options and RSUs at grant is rounded to the next whole numbers of units.

The link between 2014 performance and pay

The STI plan rewards short-term performance. For Executive Committee members, financial performance measures account for 70 percent of the STI award while 30 percent is based on individual performance. In addition, the STI payout is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget.

The Group financial performance measures for 2014 were earnings per share and return on invested capital. Earnings per share performance was assessed in relation to internal targets based on expectations for each of the Group’s operating segments.

In 2014, the company targeted integrated sales growth of six percent at constant exchange rates, with earnings per share expected to grow by at least the same amount.  Actual earnings per share growth was one percent owing largely to a significant currency headwind. Return on invested capital was in line with the target.  The financial payout was therefore below target.

Individual STI performance-related pay is based on a range of measures relating to progress in driving sustainable long-term growth in the business.  In 2014, these include the further development and global implementation of crop-based strategies; the implementation of measures to achieve the targeted $1 billion in operational leverage savings in 2018; the progression of Syngenta’s R&D pipeline; the selection of investment opportunities; and the strategic planning and stakeholder engagement necessary to secure the Company’s long-term freedom to operate.

Table 5. Compensation for members of the Executive Committee (a total of 9 people as of December 31, 2014)
	Number of units		Values
Compensation elements	2014	2013	2014	2013
Fixed compensation in cash			8,383,305	8,202,871
Allowances in cash			298,500	181,008
STI compensation in cash2			1,694,447	24,746
Total compensation in cash			10,376,252	8,408,625
DSP deferred shares 3, 4	*	-	3,062,852	-
DSP matching shares 3, 5	*	-	3,062,852	-
LTI options 3, 4	*	75,257	5,396,978	3,622,046
LTI PSUs 4	*	-	5,396,978	-
LTI RSUs 3	-	10,339	-	3,623,097
ESPP shares	112	104	20,714	20,000
Insurance, pension costs			2,135,260	1,966,841
Benefits in kind 6			265,416	316,069
Company social security cost			1,241,774	637,859
Total compensation			30,959,076	18,594,537

Notes refer to 2014 unless other years are indicated
*	The number of units is not determined at the time of preparing this report, see footnotes 4 and 5
1
Patricia Malarkey, Head Research and Development, joined the Executive Committee in January 2014. The figures for 2014 in this table include her compensation for the full year and the figures for 2013 exclude her compensation. Robert Berendes, Head Business Development, left Syngenta in March 2014. The figures for 2014 in this table include his compensation for the period worked in 2014.

2	Short-term incentive in cash, payable in 2015 for 2014
3
The number of deferred shares, matching shares, options and RSUs for 2013 was determined on February 24, 2014, after the preparation of the 2013 report. The numbers of shares, options and RSUs at grant for 2013 were rounded to the next whole number; consequently the values actually granted differ slightly from the values disclosed in the 2013 report. The difference from what was presented in the Compensation section in 2013 is less than $1,600.

4	Value at grant of DSP and LTI awards which will be granted in 2015 for 2014
5	Value at grant of DSP matching shares, which will be granted in 2018
6	Value of housing, commuting, relocation, education and tax services, including refund of relevant tax (cash)

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91 (2013: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 6. Highest compensation for a member of the Executive Committee (Michael Mack, CEO)
	Number of units		Values
Compensation elements	2014	2013	2014	2013
Fixed compensation in cash			1,686,818	1,650,542
Allowances in cash			142,591	132,857
STI compensation in cash1			225,758	-
Total compensation in cash			2,055,167	1,783,399
DSP deferred shares 2, 3	*	-	903,033	-
DSP matching shares 2, 4	*	-	903,033	-
LTI options 2, 3	*	25,135	1,730,769	1,209,724
LTI PSUs 2, 3	*	-	1,730,769	-
LTI RSUs 2, 3	-	3,452	-	1,209,685
ESPP shares	14	13	2,589	2,500
Insurance, pension costs			453,788	443,325
Benefits in kind 5			83,699	60,343
Company social security cost			324,081	157,474
Total compensation			8,186,928	4,866,450

Notes refer to 2014 unless other years are indicated
*	The number of units is not determined at the time of preparing this report, see footnotes 3 and 4
1	Short-term incentive in cash, payable in 2015 for 2014
2
The number of deferred shares, matching shares, options and RSUs for 2013 was determined on February 24, 2014, after the preparation of the 2013 report. The numbers of shares, options and RSUs at grant for 2013 were rounded to the next whole number; consequently the values actually granted differ slightly from the values disclosed in the 2013 report.

3	Value at grant of DSP and LTI awards which will be granted in 2015 for 2014
4	Value at grant of DSP matching shares, which will be granted in 2018
5	Value of insurance and tax services, including refund of relevant tax (cash)

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91 (2013: 0.93). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Holding of shares by non-executive Directors and members of the Executive Committee

Table 7. Holding of shares of non-executive Directors* as of December 31, 2014 and 2013
	Number of unrestricted shares		Number of restricted shares		% voting rights
Non-executive Directors	2014	2013	2014	2013	2014	2013
Michel Demaré	1,075	75	4,081	2,265	< 0.1%	< 0.1%
Vinita Bali	-	-	-	-	< 0.1%	< 0.1%
Stefan Borgas	422	-	2,167	2,589	< 0.1%	< 0.1%
Gunnar Brock	700	200	-	-	< 0.1%	< 0.1%
Eleni Gabre-Madhin	-	-	-	-	< 0.1%	< 0.1%
David Lawrence	12,638	12,482	-	-	< 0.1%	< 0.1%
Eveline Saupper	-	-	1,304	632	< 0.1%	< 0.1%
Jacques Vincent	3,682	3,682	-	-	< 0.1%	< 0.1%
Jürg Witmer	6,000	5,000	-	-	< 0.1%	< 0.1%
Total unrestricted/restricted shares	24,517	21,439	7,552	5,486	< 0.1%	< 0.1%
Total shares	32,069	26,925

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 8a. Holding of shares by members of the Executive Committee* as of December 31, 2014
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	Unconverted DSP share awards	Unvested DSP matching rights	Unvested LTI RSU	vested/ unvested
Michael Mack	36,550	8,882	< 0.1%	-	8,842	10,073	64,347
John Atkin	4,136	3,408	< 0.1%	-	3,368	3,829	14,741
Caroline Luscombe	437	40	< 0.1%	853	853	1,866	4,049
Patricia Malarkey	193	-	< 0.1%	62	62	1,103	1,420
Christoph Mäder	8,940	1,734	< 0.1%	-	1,694	2,452	14,820
Mark Peacock	35	40	< 0.1%	2,148	2,148	2,393	6,764
Davor Pisk	8,556	2,876	< 0.1%	-	2,836	3,279	17,547
John Ramsay	2,914	2,658	< 0.1%	-	2,618	2,994	11,184
Jonathan Seabrook	1,084	27	< 0.1%	550	550	1,479	3,690
Total Executive Committee shares	62,845	19,665	< 0.1%	3,613	22,971	29,468	138,562

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Table 8b. Holding of shares by members of the Executive Committee* as of December 31, 2013
	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	Unconverted DSP share awards	Unvested DSP matching rights	Unvested LTI RSU	vested/ unvested
Michael Mack	27,798	11,698	< 0.1%	-	11,654	9,731	60,881
John Atkin	415	4,638	< 0.1%	-	4,594	3,768	13,415
Robert Berendes	1,500	-	< 0.1%	1,682	1,682	2,739	7,603
Caroline Luscombe	17	44	< 0.1%	1,185	1,185	1,440	3,871
Christoph Mäder	7,068	2,305	< 0.1%	-	2,261	2,315	13,949
Mark Peacock	17	44	< 0.1%	2,930	2,930	2,205	8,126
Davor Pisk	5,784	3,788	< 0.1%	-	3,744	3,057	16,373
John Ramsay	137	3,582	< 0.1%	-	3,538	2,877	10,134
Jonathan Seabrook	82	31	< 0.1%	852	852	1,086	2,903
Total Executive Committee shares	42,818	26,130	< 0.1%	6,649	32,440	29,218	137,255

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of options by non-executive Directors and members of the Executive Committee

As of December 31, 2014 and December 31, 2013, respectively, no non-executive Directors held any options.

Table 9a. Holding of options by members of the Executive Committee* as of December 31, 2014
Year of allocation	2014	2013	2012	2011	2010	2009	2008	2007	2006
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7	7
Option:share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	325.90	391.40	300.40	308.71	283.70	233.43	301.50	226.70	185.00
Exercise price US dollar equivalent1	329.19	395.35	303.43	311.83	286.57	235.79	304.55	228.99	186.87
Vesting status	unvested			vested
Options held as of December 31, 2014
Members of the Executive Committee
Michael Mack	25,135	18,953	20,388	15,207	12,398	16,426	4,669	6,075	-
John Atkin	9,551	7,202	7,748	6,114	-	-	-	-	-
Caroline Luscombe	6,033	3,639	2,637	-	-	-	-	-	-
Patricia Malarkey	5,664	772	782	617	-	-	-	-	-
Christoph Mäder	6,234	4,387	5,057	3,518	3,304	-	-	-	-
Mark Peacock	6,787	4,271	4,418	3,639	-	-	-	-	-
Davor Pisk	8,446	6,065	6,525	4,586	-	-	-	-	-
John Ramsay	7,541	5,497	6,117	4,491	-	4,506	-	2,453	3,059
Jonathan Seabrook	5,530	1,972	2,287	1,791	-	-	-	-	-
Totals by grant year	80,921	52,758	55,959	39,963	15,702	20,932	4,669	8,528	3,059
Total unvested options	189,638
Total vested options	92,853
Total options on shares	282,491

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

1
The CHF exercise prices have been converted into US dollars using the currency exchange rate in effect at December 31, 2014, which was 0.99. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Table 9b. Holding of options by members of the Executive Committee* as of December 31, 2013
Year of allocation	2013	2012	2011	2010	2009	2008	2007	2006
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7
Option:share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	391.40	300.40	308.71	283.70	233.43	301.50	226.70	185.00
Exercise price US dollar equivalent1	439.78	337.53	346.87	318.76	262.28	338.76	254.72	207.87
Vesting status	unvested			vested
Options held as of December 31, 2013
Members of the Executive Committee
Michael Mack	18,953	20,388	15,207	12,398	16,426	4,669	6,075	-
John Atkin	7,202	7,748	6,114	-	-	-	-	-
Robert Berendes	5,155	5,546	4,586	3,589	4,790	3,362	2,369	2,959
Caroline Luscombe	3,639	2,637	1,968	-	-	-	-	-
Christoph Mäder	4,387	5,057	3,518	3,304	-	-	-	-
Mark Peacock	4,271	4,418	3,639	-	-	-	-	-
Davor Pisk	6,065	6,525	4,586	-	-	-	-	-
John Ramsay	5,497	6,117	4,491	-	4,506	-	2,453	3,059
Jonathan Seabrook	1,972	2,287	1,791	-	-	-	-	-
Totals by grant year	57,141	60,723	45,900	19,291	25,722	8,031	10,897	6,018
Total unvested options	163,764
Total vested options	69,959
Total options on shares	233,723

*
Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

1
The CHF exercise prices have been converted into US dollars using the currency exchange rate in effect at December 31, 2013, which was 0.89. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At January 31, 2015, to Syngenta’s knowledge the following shareholders held 3 percent or more of Syngenta’s share capital:

Name and location of shareholder, nominee or ADS depositary	Notified number of shares	Notified holding in %1
BlackRock, Inc., New York	4,728,777	5.082
The Capital Group Companies, Inc., Los Angeles	4,634,983	4.983
The Bank of New York Mellon Corporation, New York	3,189,989	3.434

1	Notified holding in percent of total share capital at the time of the latest disclosure

2	Latest disclosure at April 14, 2014

3	Latest disclosure at November 16, 2012

4	Latest disclosure at January 30, 2015

From January 1, 2012, through January 31, 2015, no significant changes in the percentage ownership by any of these major shareholders were disclosed to Syngenta. Over this 3-year period of time:

-	BlackRock, Inc. disclosed 8 changes in their holdings, all ranging between 4.97 percent and 5.15 percent.

-	The Capital Group Companies, Inc. did not notify any change to their holdings since November 16, 2012.

-
The Bank of New York Mellon Corporation (“BNYM”) disclosed 68 changes in their holdings, all ranging between 2.99 percent and 4.61 percent. The disclosures were generally delivered to reflect the addition or deletion of direct or indirect holders within BNYM.

All disclosures made by Syngenta under the Swiss Stock Exchange Act are available on http://www.six-exchange-regulation.com/obligations/disclosure/major_shareholders_en.html.

Not included in the above list are nominees that hold shares on behalf of other investors and beneficial owners.

All Syngenta shareholders have the same voting rights.

As of January 31, 2015, Syngenta AG itself held 1,286,312 shares in treasury corresponding to 1.38 percent of the share capital.

As of January 31, 2015, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG. To its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 31, 2015, 25,579,619 ADSs of Syngenta AG corresponding to 5.50 percent of the share capital and 6,450,559 ordinary shares of Syngenta AG corresponding to 6.94 percent of the share capital were held by a total of 1,509 registered holders domiciled in the United States.

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

Dividends and Dividend Policy

The Board of Directors expects to recommend the distribution of future cash returns to shareholders in respect of each financial year. The actual level of the returns will depend on the financial performance of Syngenta as well as on the need to fund capital expenditures, working capital and other investments.

Future returns are anticipated to be proposed largely in the form of dividends. However, all distributions to shareholders proposed by the Board of Directors require the approval of the shareholders of the Company in a General Meeting of Shareholders. Holders of ADSs and CDIs receive their cash payments in relation to the number of Syngenta shares represented by the ADSs or CDIs. The payments to the holders of ADSs listed on the New York Stock Exchange are distributed through the Bank of New York Mellon, which converts the Swiss franc amount into US dollars for distribution to such holders. The payments to holders of CDIs are distributed through CREST, which converts the Swiss franc amount into British pounds for distribution to such holders.

At the Annual General Meeting of Shareholders on April 29, 2014, it was decided to pay a dividend of CHF 10.00 per share. At the 2015 General Meeting of Shareholders on April 28, 2015, the Board of Directors will propose a dividend payment of CHF 11.00 per share.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”. For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.

Significant Changes

No significant changes have occurred since December 31, 2014 except as disclosed in Note 30 to the consolidated financial statements in Item 18.

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

Market Prices on the SIX Swiss Exchange

	Price per share in CHF
	High	Low
Annual Highs and Lows
2010	305.50	222.00
2011	324.30	211.10
2012	380.20	274.80
2013	416.00	335.30
2014	364.40	273.20

Quarterly Highs and Lows
2013
First Quarter	416.00	367.10
Second Quarter	400.90	348.00
Third Quarter	396.70	360.00
Fourth Quarter	373.00	335.30
2014
First Quarter	364.40	302.10
Second Quarter	350.30	323.90
Third Quarter	336.40	302.20
Fourth Quarter	325.80	273.20

Monthly Highs and Lows for most recent six months
2014
August	334.40	316.50
September	334.00	302.20
October	304.00	273.20
November	325.80	292.70
December	323.50	293.70
2015
January	336.90	280.00

Market Prices on the New York Stock Exchange

	Price per ADS1 in $
	High	Low
Annual Highs and Lows
2010	59.93	42.93
2011	71.87	49.14
2012	83.19	58.03
2013	87.73	74.41
2014	80.25	58.72

Quarterly Highs and Lows
2013
First Quarter	87.73	80.08
Second Quarter	85.60	74.41
Third Quarter	83.57	77.33
Fourth Quarter	83.03	75.35
2014
First Quarter	80.25	67.25
Second Quarter	79.85	72.36
Third Quarter	75.03	63.25
Fourth Quarter	66.83	58.72

Monthly Highs and Lows for most recent six months
2014
August	72.84	70.41
September	72.23	63.25
October	62.32	58.72
November	66.83	60.88
December	66.49	61.31
2015
January	68.80	62.37

1	One ADS represents one-fifth of one common share of the Company.

ITEM 10 — ADDITIONAL INFORMATION

Capital Structure and Shares

Upon the decision of the AGM of April 29, 2014, the nominal share capital of Syngenta is CHF 9,294,564.90, divided into 92,945,649 registered shares with a par value of CHF 0.10 each. All of the Syngenta shares have been issued in registered form and are fully paid-in.

Previously, from April 24, 2012, to April 29, 2014, the share capital of Syngenta was CHF 9,312,614.90, divided into 93,126,149 registered and fully paid-in shares with a par value of CHF 0.10 each.

At December 31, 2014, Syngenta does not have any conditional or authorized capital.

At December 31, 2014, Syngenta held 1,286,312 shares in treasury, corresponding to 1.38 percent of the share capital.

Memorandum and Articles of Incorporation

Set out below is a brief summary of certain provisions of the Articles of Incorporation of Syngenta (herein referred to as AoI) and of the Swiss Code of Obligations (Schweizerisches Obligationenrecht) as it relates to the Syngenta shares. This description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoI of Syngenta. Copies of the Syngenta AoI are available at the offices of Syngenta AG, Schwarzwaldallee 215, 4058 Basel, Switzerland, and can be accessed on the Internet (www.syngenta.com) in the section “About Syngenta/Governance”. An English translation of the currently valid AoI as approved by the 2014 Annual General Meeting (AGM) is included as an exhibit to this Annual Report.

Company’s objects and purposes

Syngenta AG is registered as a stock corporation in the Commercial Register of the Canton of Basel-City under number CHE-101.160.902. The business purpose of Syngenta is to hold interests in enterprises, particularly in the areas of agribusiness; in special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad.

Shareholder Participation and Voting Rights

Each share registered under a shareholder’s name in the Swiss share register of Syngenta entitles its holder to participate and vote at a general meeting. One share represents one vote. There are no preferential rights for individual shareholders.

Shares may be voted without any limit in scope if holders expressly declare having acquired these shares in their own name and for their own account. In accordance with article 659a of the Swiss Code of Obligations, the Company cannot exercise the voting rights relating to the shares held in treasury.

On the New York Stock Exchange, the shares are traded in the form of American Depositary Shares (ADSs). ADSs are US securities representing Syngenta shares; five ADSs represent one Syngenta share. The Bank of New York Mellon acts as the Syngenta Depositary for ADSs and administers the ADS program in the US. Syngenta ADS holders are entitled to give written instructions to the Depositary on how to vote on their behalf at a general meeting.

Shareholders may only be represented at a shareholders’ meeting by their legal representative, another shareholder with the right to vote, proxies designated in agreements with or regulations relating to nominees or the Independent Proxy. Further regulations relating to powers of attorney and general instructions to the Independent Proxy are defined in article 14 of the Syngenta Articles of Incorporation.

Syngenta has issued special provisions concerning nominee registrations: a nominee holding more than 3 percent of the Company’s share capital may be registered as a nominee with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming 1 percent or more of the Companys’s share capital.

Voting instructions to be represented by the Independent Proxy can be submitted in writing by returning a proxy form or, starting at the 2015 AGM, also via Internet.

Shareholders’ Meetings

Under Swiss law, an AGM must be held within six months after the end of Syngenta’s business year. Shareholders’ meetings may be convened by the Board or, if necessary, by the statutory auditor. A shareholders’ meeting is convened by way of a notice in the Swiss Commercial Gazette, at least 20 days prior to such meeting. The notice includes the detailed agenda and clear explanations of all proposals by the Board. Registered shareholders may also be informed by mail.

The Board is further required to convene an extraordinary shareholders’ meeting if determined by an ordinary shareholders’ meeting, if requested by shareholders holding in the aggregate at least 10 percent of the share capital of Syngenta or if requested by the auditor.

One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 10,000 (i.e. 100,000 shares) may demand that an item be included in the agenda of a general meeting of shareholders. Such a demand must be made in writing at the latest 60 days before the meeting and specify the items and proposals of these shareholders.

The shareholders’ meeting passes resolutions and holds elections, if not otherwise required by law or the Company’s Articles of Incorporation, with the absolute majority of the votes represented. Under Swiss law and per the Company’s Articles of Incorporation, a resolution passed at a shareholders’ meeting with a supermajority of 66²/3 percent of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for all resolutions as listed in article 704 of the Swiss Code of Obligations.

Any provision in the Articles of Incorporation for a stricter voting requirement than the voting requirements prescribed by law or the existing Articles of Incorporation must be adopted in accordance with such stricter voting requirements. The Articles of Incorporation of Syngenta do not contain provisions that provide stricter voting requirements for shareholders’ meetings than the voting requirements prescribed by law.

According to the Syngenta Articles of Incorporation as revised and approved by the 2014 AGM, the following powers shall be vested exclusively in the general meeting of shareholders:

−	to adopt and amend the Articles of Incorporation

−	to elect the members of the Board, the Chairman of the Board, the members of the Compensation Committee, the Independent Proxy and the external auditor

−	to approve the Management Report and the consolidated financial statements

−	to approve the annual financial statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends

−	to discharge the members of the Board and the Executive Committee

−	to approve the compensation of the Board and the Executive Committee pursuant to article 29 of the Articles of Incorporation

−	to pass resolutions concerning all matters which by law or the Articles of Incorporation are reserved to the authority of the general meeting of shareholders.

The Board implements voting procedures allowing the will of the majority to be determined unambiguously and as efficiently as possible. The Board also takes appropriate measures to allow the Independent Proxy to carry out his function effectively. Whenever possible, votes and elections shall be held electronically; the results shall be made available as soon as possible, but no later than one week after the shareholders’ meeting has been held.

Directors

According to article 24 of the AoI, the Board may pass resolutions with respect to all matters which are not reserved to the authority of the shareholders’ meeting by law or by the AoI. The exercise of this power does not require shareholder approval.

The members of the Board are elected by the shareholders at the AGM for a term of one year; re-election is possible. The members of the Board shall automatically retire after the lapse of the 12th year of office or, if earlier, on expiry of the 70th year of age. In each case, retirement becomes effective on the date of the next AGM following such event.

The Chairman of the Board and the members of the Compensation Committee are also elected by the AGM for a one-year term of office; re-election is possible.

In all other respects, the Board constitutes itself. In particular, it elects one Vice-Chairman from among its members, appoints the members of the Board Committees (except for the Compensation Committee) and the respective chairpersons, the CEO, the further members of the Executive Committee and the Head Internal Audit. It also designates the Secretary who need not be a member of the Board. The Company Secretary acts as Secretary to the Board.

The Compensation Committee reviews and recommends to the Board on an annual basis a proposal for approval by the AGM of the total compensation of the Board and the Executive Committee. Pursuant to article 17 of Syngenta’s AoI, the power to approve the compensation of the Board and the Executive Committee pursuant to article 29 of the AoI is exclusively vested in the AGM.

Swiss law requires Directors and members of senior management to safeguard the interests of the Company and imposes a duty of care and a duty of loyalty on such persons. These duties are generally interpreted to mean that Directors and members of senior management may not participate in decisions that personally affect them. Directors and officers are personally liable to the Company for breach of these duties. According to article 6 of the Regulations governing the Internal Organization of Syngenta, all Directors are obliged to leave the meeting room and abstain from deliberating or deciding on any matter that affects or reasonably might affect the interests of such members or of persons or entities closely related to such member. It is the responsibility of each member to inform the Chairman and the Secretary of the Board in case of a potential conflict of interest. The obligations set forth in this provision also apply to the work carried out in Board Committees.

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

Dividends

Swiss law requires that at least five percent of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than twenty percent of the Company’s nominal share capital. Under Swiss law, dividends are paid out only if approved by the shareholders. In addition, the AoI provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid out, but cannot itself approve the dividend. In practice, the dividend proposal of the Board is usually approved at the AGM. Dividends are usually due and payable shortly after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Each such share is entitled to share equally in Syngenta’s profits and to receive equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs.

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

Change of control

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

As of January 1, 2015, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Lithuania	Singapore
Algeria	Georgia	Luxembourg	Slovakia
Armenia	Germany	Macedonia	Slovenia
Australia	Ghana	Malaysia	South Africa
Austria	Greece	Malta	Spain
Azerbaijan	Hong Kong	Mexico	Sri Lanka
Bangladesh	Hungary	Moldova	Sweden
Belgium	Iceland	Mongolia	Tadzhikistan
Belarus	India	Montenegro	Taiwan
Bulgaria	Indonesia	Morocco	Thailand
Canada	Iran	Netherlands	Trinidad and Tobago
Chile	Ireland	New Zealand	Tunisia
China	Israel	Norway	Turkey
Colombia	Italy	Pakistan	Turkmenistan
Croatia	Ivory Coast	Peru	Ukraine
Czech Republic	Jamaica	Philippines	United Arab Emirates
Denmark	Japan	Poland	United Kingdom
Ecuador	Kazakhstan	Portugal	United States
Egypt	Kyrgyzstan	Qatar	Uruguay
Estonia	Kuwait	Romania	Uzbekistan
Finland	Republic of Korea	Russia	Vietnam
	Latvia	Serbia	Venezuela

Double tax treaties with Argentina and Cyprus have been concluded; however, these treaties are not yet in force.

By exchange of notes, the 1954 Treaty with the United Kingdom applies to Antigua, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher, Nevis and Anguilla, St. Lucia, St. Vincent and Zambia. By exchange of letters, the 1973 Treaty with Denmark applies to the Faroe Islands.

Switzerland has also concluded bilateral treaties which are not aimed primarily at avoiding double taxation but which govern the exchange of tax related information. Such tax information exchange agreements are in force with Guernsey, Isle of Man and Jersey. Other agreements which are not yet in force have been concluded with Andorra, Greenland, San Marino and the Seychelles.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2014. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

Foreign Account Tax Compliance Act

On March 18, 2010, the United States enacted provisions commonly referred to as the Foreign Account Tax Compliance Act (FATCA), which introduce reporting and withholding requirements for Foreign Financial Institutions (FFIs) with respect to certain accounts and payments effective as from July 1, 2014. On February 14, 2013, Switzerland and the United States signed an Intergovernmental Agreement (IGA) regarding the implementation of FATCA with respect to Swiss Financial Institutions.  Syngenta has conducted a FATCA impact analysis and has concluded that Syngenta AG is not a FFI and the Syngenta group affiliates should not be materially impacted by FATCA.

Where You Can Find More Information

Syngenta is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. Accordingly, Syngenta will file reports and other information with the Commission. Such reports and other information may be inspected without charge, and copies thereof may be obtained at prescribed rates from, the public reference room of the Commission’s principal office at 100 F Street, N.E., Washington, DC 20549, United States. The public may obtain information on the operation of the Commission’s public reference room by calling the Commission in the United States at 1-800-SEC-0330. In addition, this report and other information Syngenta files with the Commission are available on the website maintained by it at http://www.sec.gov. Copies of reports and other information concerning Syngenta are also available for inspection at the offices of the New York Stock Exchange, 11 Wall Street, New York, NY 10005, United States.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The nature of Syngenta’s business and its global presence exposes it to a range of financial risks. These risks include (i) market risks, which include potential unfavorable changes in foreign exchange rates, interest rates, commodity prices and other market prices (equities, credit spreads etc.), (ii) counterparty risk and (iii) liquidity and refinancing risk.

A financial risk management framework is in place in the form of a Treasury policy approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) a monthly assessment of the impact of market risks against defined risk limits (see following section), which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

Financial instruments available for use to mitigate these risks are selected by Syngenta according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

Assessment of the impact of market risks
The impact of market risks is assessed using a variety of Value-at-Risk (VaR) and Earnings-at-Risk (EaR) methods. These methods are adjusted to reflect the nature of the exposures and the impact of the exposures on profit or loss of the financial year. The specific methods used to assess the impact of financial risks are described below:

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Trading transaction – committed	VaR	Monetary asset and liability carrying amounts	1
Trading transaction – uncommitted	EaR	Operating income	12
Issued financial debt and interest	VaR	Monetary liability carrying amounts	1
Translation	VaR	Cumulative translation adjustment in OCI	1
Interest rate risk	EaR	Interest expense	12
Commodity price risk	EaR	Operating income	12

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current and forecast positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments. VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk based on Syngenta’s currency exposure as a whole, rather than the sum of the exposures to the individual currency pairs within the portfolio of exposures. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated. The time horizon used to calculate the VaR figures for each risk is determined by the time period over which management forecasts and monitors changes in the risk and in Syngenta’s exposure to it and takes mitigating actions in response to those changes.

The assessment of the impact of market risks is performed monthly and the results are compared against annually defined risk limits. In cases where the net impact is higher than a risk limit, Syngenta enters into derivative financial instrument transactions in order to stay within the risk limits approved in the risk management policy. Breaches of risk limits, should they occur, are immediately reported to senior management.

Syngenta cannot predict future movements in risk variables precisely, therefore calculations of the impact of market risks neither represent actual losses nor consider the effects of potential favorable movements in underlying risk variables. Accordingly, these calculations may only be an indication of future movements to the extent the historic market patterns repeat in the future.

Foreign exchange risk

Operating worldwide exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to hedge the effect of foreign exchange translation risk on shareholders’ equity only in specific circumstances, for example to protect the value of temporary excess foreign currency denominated cash positions.

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

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. The risk management strategy is to ensure that these committed exposures are fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or where there is no forward market for a specific currency.

The derivative instruments that Syngenta’s risk management policy allows to be used to manage the risk are foreign exchange forward contracts and cross currency swaps with the same risk (foreign exchange currency index), where the fair value movements of the hedges and the retranslation of the underlying committed exposures are largely offset in profit or loss.

The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the items within the hedged exposure effectively matches the timing of the cash flows of the derivative instrument.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. The impact of the hedging program can be illustrated in the VaR calculations for committed exposures, which relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

($m, except risk reduction %)	December 31, 2014 Value-at-Risk			December 31, 2013 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	47	15	69%	114	1	99%
Brazilian real	54	–	100%	55	6	89%
British pound sterling	36	6	84%	30	2	93%
Rest of world	121	27	78%	169	24	86%
Total undiversified	258	48	81%	368	33	91%
Diversification	(178)	(33)	82%	(258)	(25)	90%
Net VaR	80	15	81%	110	8	93%

At December 31, 2014, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $15 million (December 31, 2013: $8 million).

The largest exposures arise in Swiss franc, Brazilian real and British pound sterling. Switzerland and Great Britain house large research and manufacturing sites. In recent years, due to the growth of Syngenta sales, exposures in emerging markets (particularly Brazil) have become significant.

The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ended December 31, 2014 was $9 million (December 31, 2013: $9 million) and, before hedges, was $112 million (December 31, 2013: $134 million).

Foreign exchange transaction risk – uncommitted
Uncommitted cash flows are highly probable future cash flows from expected future transactions for which Syngenta does not yet have a contractual right or obligation (mainly sales and costs).

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

The risk management objective is to minimize the impact of changes in foreign exchange rates on the cash flows and operating income forecasted to result from these transactions. The transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. Transactions in a specific calendar year are managed cumulatively in separate portfolios.

The cumulative diversified risk of the whole portfolio can be reduced by entering into derivative transactions for a portion or the full amount of the individual transactions so that the remaining risk of the whole portfolio is at acceptable levels within clearly defined risk limits. The risk management objective is applicable for transactions in the following 24 months. Currently transactions for the next 12 month period are being hedged.

The derivative instruments that Syngenta’s risk management policy allows to be used to manage the risk are:

-	foreign exchange forward contracts and net purchased currency options with the same risk (foreign exchange currency index) which are eliminating or reducing the uncertainty in the cash flows.

-
placed mainly with the same or (to a lesser extent) with shorter maturity than the timing of the cash flows being hedged so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

The impact of the hedging program on the amounts of cash flows can be illustrated in the Earnings-at-Risk calculation performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

($m, except risk reduction %)	December 31, 2014 Earnings-at-Risk			December 31, 2013 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	192	110	43%	157	99	37%
Brazilian real	79	75	5%	172	138	20%
Russian ruble	52	52	–	14	14	–
Euro	46	47	(1)%	38	41	(8)%
British pound sterling	26	14	48%	29	25	14%
Rest of world	193	175	9%	153	142	7%
Total undiversified	588	473	20%	563	459	18%
Diversification	(373)	(315)	16%	(296)	(262)	11%
Net EaR	215	158	27%	267	197	26%

At December 31, 2014, the total potential adverse movement for 2015 net transactional flows after hedges relative to year-end, at a 99 percent confidence level, was $158 million (December 31, 2013: $197 million).

The net resulting Earnings-at-Risk figures at December 31, 2014 decreased compared with December 31, 2013 mainly due to increased hedging activities and an improvement in the portfolio diversification properties. Earnings-at-Risk exposures are greatest for the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized. In addition, the Russian ruble has emerged as a key risk currency for Syngenta given the size of the business and the recent ruble volatility. At December 31, 2014, Syngenta had no hedging in place for the ruble. Syngenta intends to manage the risk associated with ruble volatility principally by setting sales prices locally based on an underlying price list in US dollars while keeping the risk limits and hedging opportunities for its current and expected short ruble position under regular review.

Foreign exchange transaction risk – issued financial debt and interest
Syngenta has a funding strategy which involves securing a diversification of funding sources in different markets and maintaining an optimal currency mix of debt.

This additional foreign currency exposure arises from the debt issuances in Euro and in Swiss franc under the Euro Medium Term Note (EMTN) program. The risk management objective is to minimize the impact of changes in foreign exchange rates on these foreign currency denominated debt interest and principal repayments.

The foreign exchange risk on the foreign currency denominated debt is managed mostly by derivative instruments, and to a lesser extent within a portfolio of other committed transactions, so that no material foreign currency risk remains as a result of the foreign currency denominated debt.

The derivative instruments which Syngenta’s risk management policy allows to be used to manage the risk are:

-
cross currency swaps designated as hedges of foreign exchange risk of future interest and principal payments on foreign currency financial debt which are eliminating or reducing the uncertainty in the cash flows.

-
placed mainly with the same terms as the items being hedged so that the timing of the interest and principal repayments of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

Foreign exchange translation risk
Translation exposure arises from the consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. No hedging was undertaken for exposures of this type during the years ended December 31, 2014 or 2013. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2014 and 2013.

The table below presents the 1-month translation Value-at-Risk:
($m)	December 31, 2014 Value-at-Risk	December 31, 2013 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	139	107
Swiss franc	102	286
Euro	31	29
British pound sterling	44	61
Rest of world	123	114
Total undiversified	439	597
Diversification	(222)	(182)
Net VaR	217	415

At December 31, 2014, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $217 million (December 31, 2013: $415 million). The Value-at-Risk at December 31, 2014 decreased compared with December 31, 2013 because the proportion of consolidated equity denominated in CHF decreased following a change in the currency of certain intercompany financing balances and the resulting change in the functional currency of one Syngenta subsidiary. This reduces Syngenta’s exposure to CHF translation risk.

The two largest single currency exposures arise in the Swiss franc and Brazilian real, driven by the large operations and investments in facilities in Switzerland and Brazil.

The average Value-at-Risk after hedges, at a 99 percent confidence level, for the year ending December 31, 2014 was $285 million (December 31, 2013: $383 million).

Interest rate risk
Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. The risk management strategy involves ensuring an efficient fixed/floating mix of total debt within approved interest rate limits.

The derivative instruments allowed to manage the risk are interest rate swaps relating to future interest payments of financial debt liabilities. The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

At December 31, 2014, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $6 million (2013: $12 million). The net amount of Earnings-at-Risk on net debt, as defined under “Capital structure” below, due to potential changes in interest rates was immaterial at December 31, 2014 and 2013.

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

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. At December 31, 2014, there was no hedge protection in place for oil for 2015 (December 31, 2013: no hedge protection in place for oil for 2014). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Natural gas exposure occurs in Syngenta’s primary manufacturing sites and Syngenta is managing the exposure by hedging the main risk component, which is the natural gas market price, contractually linked to the NYMEX natural gas benchmark price. The other risk components within the exposure are immaterial.

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on operating income and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective. The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

At December 31, 2014, the net amount of Earnings-at-Risk due to potential changes in natural gas prices was not material. Earnings-at-Risk due to potential changes in prices of soft commodities, principally corn and soybean, assuming a 12-month holding period are presented below.

	December 31, 2014 Earnings-at-Risk			December 31, 2013 Earnings-at-Risk
Soft commodities ($m, except risk reduction %)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified1	30	27	12%	54	35	35%

1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2014 to $27 million (December 31, 2013: $35 million). The decrease in net risk in 2014 is mainly due to lower exposure volumes.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•  Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.02 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions, etc. (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees Paid by Depositary to the Company

The Bank of New York Mellon, as depositary, has agreed to reimburse Syngenta for certain expenses it incurs that are related to the administration and maintenance expenses of the ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Syngenta based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse Syngenta, but the amount of reimbursement available to Syngenta is not necessarily tied to the amount of fees the depositary collects from investors.

From January 1, 2014, to December 31, 2014, Syngenta received from the depositary $650,801 as payment for the above-mentioned fees, costs and expenses.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

a.
Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2014, have concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Syngenta’s management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, Syngenta’s internal control over financial reporting was effective based on those criteria.

KPMG AG, Switzerland, an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group’s internal control over financial reporting which is included in this annual report.

c.	See the attestation report of KPMG AG, an independent registered public accounting firm, included under Item 18 on page F-1.

d.
There have been no changes in Syngenta’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 — [RESERVED]

ITEM 16A — AUDIT COMMITTEE FINANCIAL EXPERT

Syngenta’s Audit Committee consists of at least three independent non-executive members of the Board; the Chairman of the Board is not eligible as a member of the Audit Committee. Currently, the Committee is composed of Gunnar Brock (Chairman), Stefan Borgas and David Lawrence. Syngenta’s Board of Directors has carefully considered the definition of “audit committee financial expert” adopted by the United States Securities and Exchange Commission and has determined that, while each of the directors on the Audit Committee satisfies certain aspects of that definition, none of such directors, individually, qualifies as an audit committee financial expert. Syngenta’s Board believes that the collective experience of such members enables them, as a group, to act as an effective Audit Committee and that the Audit Committee has functioned, and can continue to function, effectively without appointing an additional member who would qualify as an audit committee financial expert.

ITEM 16B — CODE OF ETHICS

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Financial Reporting & SOX Compliance, Head of Internal Audit, Head of Group Treasury and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2014, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

ITEM 16C — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Independent Registered Public Accounting Firm

The Annual General Meeting engaged KPMG AG (“KPMG”) to perform an annual audit of the Company’s financial statements in 2014 and Ernst & Young AG (“EY”) to perform an annual audit of the Company’s financial statements in 2013. The following table presents information concerning fees paid to KPMG and EY, respectively, in each of those years.

($m)	2014	2013
Audit fees1	8.3	9.6
Audit-related fees2	0.3	0.5
Tax fees3	1.8	0.5
All other fees4	0.6	0.1
Total	11.0	10.7

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

2
Audit-related services include audits of pension funds and employee benefit plans, due diligence and related audits, internal control reviews and consultation concerning financial accounting and reporting standards.

3	Tax services include all services performed by the external auditor’s tax department except those services related to the audit. It includes tax compliance, tax planning, and tax advice.

4	Other services/additional fees include advice relating to process improvements, training and subscription fees for accounting, and reporting updates.

Pre-Approval of Services Provided by KPMG AG and Ernst & Young AG

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by KPMG in 2014 and EY in 2013. Specifically, the policies and procedures prohibit KPMG, and prohibited EY, from performing any services for the Company or its subsidiaries during the years when they are or were, respectively, Syngenta’s auditor without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2014 and EY in 2013 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

ITEM 16D — EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E — PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month in the year ended December 31, 2014	Total number of shares purchased1	Average price paid per share ($)2	Total number of shares purchased as part of publicly announced plans or programs3	Maximum number of shares that may yet be purchased under the plans or programs3
January	—	—		9.145,614
February	225,595	355.69	111,000	9,034,614
March	50,000	370.19	25,000	9,009,614
April	—	—		9,009,614
May	57,000	390.65		9,009,614
June	48,000	378.62		9,009,614
July	—	—		9,009,614
August	—	—		9,009,614
September	—	—		9,009,614
October	59,500	303.47		9,009,614
November				9,009,614
December				9,009,614
Total	440,095	357.314	136,000	9,009,614

1	304,095 shares were purchased in 2014 in the open market to meet the future requirements of share-based payment plans.

2	Amounts shown reflect the conversion of the applicable CHF amounts into US dollars based on month-end CHF/$ exchange rates.

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

4	Purchase price reflects the weighted-average price paid per share ($) during 2014.

ITEM 16F — CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

At a meeting held on July 23, 2013, the Board of Directors of the Company decided to propose to its shareholders, the engagement of KPMG as its independent registered public accounting firm for the fiscal year ending December 31, 2014. At the same meeting, the Board of Directors of the Company decided to ask EY to resign as independent registered public accounting firm of the Company. The proposal for KPMG to replace EY was approved by the shareholders at the Annual General Meeting of shareholders on April 29, 2014 and became effective from that date. The audit committee of the Board of Directors made the initial recommendations to the Board prior to the Board meeting held on July 23, 2013.

The reports of EY on the Company's financial statements for each of the two fiscal years ended December 31, 2013 and December 31, 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2013 and December 31, 2012 and in the subsequent interim period through April 29, 2014, (i) there were no disagreements with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their report; and (ii) there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K. The Company has requested EY to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated February 12, 2015 is filed as Exhibit 15.3 to this Form 20-F.

ITEM 16G — CORPORATE GOVERNANCE

As permitted by section 303A of the New York Stock Exchange (NYSE) Listed Company Manual, Syngenta’s corporate governance practices differ from those of domestic companies in the following ways:

NYSE Corporate Governance Standards (Rules)	Practice at Syngenta
Paragraph 3 of section 303A (Corporate Governance Standards) of the NYSE Listed Company Manual requires non-executive Directors to schedule regular meetings without management participation.
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

The Articles of Incorporation of Syngenta specify the basic principles concerning performance-based compensation and the award or allocation of equity securities, conversion or option rights to members of the Board of Directors and the Executive Committee. Moreover, starting at the 2015 Annual General Meeting, the maximum total compensation for members of the Board of Directors and of the Executive Committee will be submitted to shareholders for approval. The decision on the elements and the structure of equity-based compensation plans and any revisions thereto is, however, with the Syngenta Compensation Committee.

ITEM 16H — MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 — FINANCIAL STATEMENTS

Syngenta has responded to Item 18 in lieu of responding to this item.

ITEM 18 — FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 3, 2015 and February 4, 2014, are filed as part of this annual report:

ITEM 19 — EXHIBITS

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation of Syngenta AG, as amended April 29, 2014
1.2	English Translation of the Regulations Governing the Internal Organization of Syngenta AG, as amended July 22, 2014.
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG**
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee***
2.3	Indenture dated as of March 28, 2012 among Syngenta N.V., Syngenta AG and The Bank of New York Mellon‡‡‡‡
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC‡
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG‡
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company‡
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.‡
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited‡
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)‡
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited‡
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

4.21	First Extension Request dated September 16, 2013 and Lenders Consent dated October 18, 2013 under the Multicurrency Revolving Facilities Agreement****
4.22	Second Extension Request dated September, 2014 and Lenders Consent dated October 20, 2014 under the Multicurrency Revolving Facilities Agreement
4.23	Syngenta Long-Term Incentive Plan - USA (Stock Options and Restricted Stock Units)*
4.24	Syngenta Deferred Share Plan (Share Awards)*
4.25	Syngenta Corporation Employee Stock Purchase Plan*
4.26	Syngenta Share Plan for Non-Executive Directors‡‡‡‡
4.27	Syngenta 2015 Executive Long-Term Incentive Plan (Stock Options and Performance Stock Units)
8.1	Subsidiaries of Syngenta AG‡
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡
12.1	Certification by CEO pursuant to Section 302
12.2	Certification by CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm
15.3	Letter from EY commenting upon its reading of Item 16-F to Syngenta’s annual report on Form 20-F for the fiscal year ended December 31, 2014
* Exhibits incorporated by reference to Annual Report on Form 20-F filed February 14, 2013 (File No. 001-15152).

** Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523).

*** Exhibit incorporated by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).

**** Exhibit incorporated by reference to the Registration Statement on Form S-4 filed September 12, 2000 (File No. 333-125222).

***** Exhibit incorporated by reference to Annual Report on Form 20-F filed February 13, 2014 (File No. 001-15152).

‡ The subsidiaries of Syngenta are set forth in Item 4 of this annual report.

‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

‡‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed February 16, 2012 (File No. 001-15152).

‡‡‡‡ Exhibit incorporated by reference to Exhibit 4.1 of Report on Form 6-K filed on March 29, 2012 (File No. 001-15152).

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission; therefore such instruments are not being filed as exhibits to this Form 20-F for the year ended December 31, 2014. The amount of debt authorized under each long-term debt instrument does not exceed 10 percent of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ Michael Mack		By:	/s/ John Ramsay
	Name:	Michael Mack		Name:	John Ramsay
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Dated: February 12, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Syngenta AG, Basel

We have audited Syngenta AG and subsidiaries’ (“Syngenta AG”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Syngenta AG as of December 31, 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for the year ended December 31, 2014, and our report dated February 3, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AG

Basel, Switzerland
February 3, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Syngenta AG, Basel

We have audited the accompanying consolidated balance sheet of Syngenta AG and subsidiaries (“Syngenta AG”) as of December 31, 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for the year ended December 31, 2014. These consolidated financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 3, 2015 expressed an unqualified opinion on the effectiveness of Syngenta AG’s internal control over financial reporting.

/s/ KPMG AG

Basel, Switzerland
February 3, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Syngenta AG, Basel

We have audited the accompanying consolidated balance sheet of Syngenta AG as of December 31, 2013  and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Syngenta AG at December 31, 2013, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AG

Basel, Switzerland
February 4, 2014

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement
(for the years ended December 31, 2014, 2013 and 2012)

($m, except share and per share amounts)	Notes	2014	2013	2012
Sales	4, 5	15,134	14,688	14,202
Cost of goods sold		(8,192)	(7,986)	(7,223)
Gross profit		6,942	6,702	6,979
Marketing and distribution		(2,497)	(2,394)	(2,423)
Research and development		(1,430)	(1,376)	(1,257)
General and administrative:
Restructuring	6	(193)	(179)	(258)
Other general and administrative		(717)	(667)	(785)
Operating income		2,105	2,086	2,256
Income from associates and joint ventures		7	48	7
Interest income	28	152	120	116
Interest expense	28	(195)	(164)	(142)
Other financial expense		(35)	(22)	(20)
Currency gains/(losses), net	28	(139)	(134)	(101)
Financial expense, net		(217)	(200)	(147)
Income before taxes		1,895	1,934	2,116
Income tax expense	7	(273)	(285)	(266)
Net income		1,622	1,649	1,850
Attributable to:
Syngenta AG shareholders	8	1,619	1,644	1,847
Non-controlling interests		3	5	3
Net income		1,622	1,649	1,850
Earnings per share ($):
Basic earnings per share	8	17.66	17.88	20.16
Diluted earnings per share	8	17.60	17.78	20.05
Weighted average number of shares:
Basic		91,674,127	91,952,222	91,644,190
Diluted		92,007,089	92,459,306	92,132,922

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income
(for the years ended December 31, 2014, 2013 and 2012)

($m)	Notes	2014	2013	2012
Net income		1,622	1,649	1,850
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
Gains/(losses) on equity investments at fair value through OCI	28	(33)	17	(1)
Actuarial gains/(losses) of defined benefit post-employment plans	22	(511)	146	(118)
Income tax relating to items that will not be reclassified to profit or loss	7	127	(58)	20
		(417)	105	(99)
Items that may be reclassified subsequently to profit or loss:
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	27	(37)	14	108
Currency translation effects		(625)	(39)	86
Income tax relating to items that may be reclassified subsequently to profit or loss	7	(65)	(59)	(22)
		(727)	(84)	172
Total OCI		(1,144)	21	73
Total comprehensive income		478	1,670	1,923
Attributable to:
Syngenta AG shareholders		475	1,666	1,921
Non-controlling interests		3	4	2
Total comprehensive income		478	1,670	1,923

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet
(at December 31, 2014 and 2013)

($m, except share amounts)	Notes	2014	2013
Assets
Current assets:
Cash and cash equivalents	28	1,638	902
Trade receivables	9, 28	3,698	3,445
Other accounts receivable	9, 28	747	979
Inventories	11	4,861	5,576
Derivative and other financial assets	28	377	195
Other current assets	10	244	249
Total current assets		11,565	11,346
Non-current assets:
Property, plant and equipment	12	3,562	3,506
Intangible assets	13	3,186	3,381
Deferred tax assets	7	1,008	960
Financial and other non-current assets	14, 28	420	819
Investments in associates and joint ventures	14	188	204
Total non-current assets		8,364	8,870
Total assets		19,929	20,216
Liabilities and equity
Current liabilities:
Trade accounts payable	15, 28	(3,472)	(3,817)
Current financial debt and other financial liabilities	16, 28	(1,329)	(1,591)
Income taxes payable		(706)	(687)
Other current liabilities	17, 28	(984)	(973)
Provisions	19	(216)	(288)
Total current liabilities		(6,707)	(7,356)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 28	(2,976)	(1,796)
Deferred tax liabilities	7	(665)	(794)
Provisions	19	(676)	(766)
Total non-current liabilities		(4,317)	(3,356)
Total liabilities		(11,024)	(10,712)
Shareholders’ equity:
Issued share capital: 2014: 92,945,649 ordinary shares (2013: 93,126,149)	20	(6)	(6)
Retained earnings		(6,289)	(6,151)
Reserves		(3,052)	(3,815)
Treasury shares: 2014: 1,286,312 ordinary shares (2013: 1,375,688)	20	458	481
Total shareholders’ equity		(8,889)	(9,491)
Non-controlling interests		(16)	(13)
Total equity		(8,905)	(9,504)
Total liabilities and equity		(19,929)	(20,216)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement
(for the years ended December 31,2014, 2013 and 2012)

($m)	Notes	2014	2013	2012
Income before taxes		1,895	1,934	2,116
Reversal of non-cash items	21	808	910	1,020
Cash (paid)/received in respect of:
Interest received		138	104	135
Interest paid		(197)	(187)	(162)
Other financial receipts		139	112	62
Other financial payments		(286)	(247)	(260)
Income taxes		(330)	(292)	(378)
Restructuring costs	19	(26)	(37)	(55)
Contributions to pension plans, excluding restructuring costs	19	(184)	(128)	(78)
Other provisions	19	(70)	(71)	(182)
Cash flow before change in net working capital		1,887	2,098	2,218
Change in net working capital:
Change in inventories		326	(884)	(555)
Change in trade and other working capital assets		(332)	(365)	(814)
Change in trade and other working capital liabilities		50	365	510
Cash flow from operating activities		1,931	1,214	1,359
Additions to property, plant and equipment	12	(600)	(625)	(508)
Proceeds from disposals of property, plant and equipment		39	24	30
Purchases of intangible assets	13	(82)	(75)	(112)
Purchases of investments in associates and other financial assets		(38)	(27)	(59)
Proceeds from disposals of intangible and financial assets		39	21	13
Business acquisitions (net of cash acquired)		(86)	(101)	(654)
Business divestments		(1)	11	72
Cash flow used for investing activities		(729)	(772)	(1,218)
Increases in third party interest-bearing debt		2,272	714	1,256
Repayments of third party interest-bearing debt		(1,556)	(775)	(721)
Sales of treasury shares and options over own shares	23	53	83	105
Acquisitions of non-controlling interests		–	(39)	–
Purchases of treasury shares		(157)	(176)	(81)
Distributions paid to shareholders		(1,032)	(921)	(791)
Cash flow used for financing activities		(420)	(1,114)	(232)
Net effect of currency translation on cash and cash equivalents		(46)	(25)	24
Net change in cash and cash equivalents		736	(697)	(67)
Cash and cash equivalents at the beginning of the year		902	1,599	1,666
Cash and cash equivalents at the end of the year		1,638	902	1,599

Of total cash and cash equivalents of $1,638 million (2013: $902 million; 2012: $1,599 million), $166 million (2013: $153 million; 2012: $125 million) is required to meet insurance solvency requirements of the Group’s insurance subsidiaries and at December 31, 2012, $59 million was held in escrow pursuant to Syngenta’s takeover offer for Devgen. These amounts therefore were not readily available for the general purposes of the Group. There are no other significant restrictions on Syngenta’s ability to use assets or settle liabilities.

At December 31, 2014, cash equivalents totalled $1,218 million (2013: $518 million; 2012: $868 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity
(for the years ended December 31, 2014, 2013 and 2012)

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 2012	6	3,460	(682)	(149)	425	4,466	7,526	9	7,535
Net income						1,847	1,847	3	1,850
OCI				97	74	(97)	74	(1)	73
Total comprehensive income	–	–	–	97	74	1,750	1,921	2	1,923
Transactions with owners as owners:
Share based compensation			153			26	179		179
Dividends paid						(791)	(791)		(791)
Share repurchases			(81)				(81)		(81)
Cancellation of treasury shares		(23)	199			(176)	–		–
Other and income taxes on share based compensation						20	20		20
December 31, 2012	6	3,437	(411)	(52)	499	5,295	8,774	11	8,785
Net income						1,644	1,644	5	1,649
OCI				17	(86)	91	22	(1)	21
Total comprehensive income	–	–	–	17	(86)	1,735	1,666	4	1,670
Transactions with owners as owners:
Share based compensation			106			44	150		150
Dividends paid						(921)	(921)		(921)
Share repurchases			(176)				(176)		(176)
Other and income taxes on share based compensation						(2)	(2)	(2)	(4)
December 31, 2013	6	3,437	(481)	(35)	413	6,151	9,491	13	9,504
Net income						1,619	1,619	3	1,622
OCI				(61)	(695)	(388)	(1,144)		(1,144)
Total comprehensive income	–	–	–	(61)	(695)	1,231	475	3	478
Transactions with owners as owners:
Share based compensation			109			7	116		116
Dividends paid						(1,032)	(1,032)		(1,032)
Share repurchases			(157)				(157)		(157)
Cancellation of treasury shares		(7)	71			(64)	–		–
Other and income taxes on share based compensation						(4)	(4)		(4)
December 31, 2014	6	3,430	(458)	(96)	(282)	6,289	8,889	16	8,905

The accompanying notes form an integral part of the consolidated financial statements.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. In 2013, a dividend of CHF 9.50 ($10.01) per share was paid in respect of 2012. In 2014, a dividend of CHF 10.00 ($11.25) per share was paid in respect of 2013.

The Board of Directors recommends a dividend payment of CHF 11.00 per share (equivalent to $11.12 per share translated at the December 31, 2014 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 28, 2015.

Included within the fair value reserves are (i) cash flow hedge reserves, which comprise the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged items that have not yet been recognized in profit or loss, and (ii) fair value reserves, which comprise the cumulative net change in the fair value of investments at fair value through OCI. Movements in the cash flow hedge reserves are shown in Note 27. Movements in the fair value reserves for equity investments are shown in Note 28.

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

Notes to the Syngenta Group Consolidated Financial Statements

1. Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS or IFRSs) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on an historical cost basis, except for items that are required by IFRSs to be measured at fair value, principally certain financial instruments and biological assets, which are valued at fair value less costs to sell.

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

Syngenta is a world leading agribusiness operating in the crop protection, seeds and lawn and garden markets. Crop protection chemicals include herbicides, insecticides, fungicides and seed treatments to control weeds, insects and diseases in crops, and are essential inputs enabling growers around the world to improve agricultural productivity and food quality. In Seeds, Syngenta operates in the high value commercial sectors of field crops (including corn, oilseeds, cereals and sugar beet) and vegetables. The Lawn and Garden business provides professional growers and consumers with flowers, turf and landscape and professional pest management products.

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

The consolidated financial statements were approved for issue by the Board of Directors on February 3, 2015 and are subject to approval by the Annual General Meeting on April 28, 2015.

2. Significant accounting policy changes, judgments and estimates

This note describes the impact on Syngenta’s consolidated financial statements of new IFRSs and changes in other accounting policies that have had a material effect, significant accounting judgments made when applying IFRSs, critical assumptions and accounting estimates. Other new IFRSs, including early adoption of IFRS 9 (December 2013), and accounting policies are described in Note 29.

Application of critical accounting policies

Royalty and license income
Individual agreements licensing to third parties the right to use Syngenta technology can and do have unique terms and, consequently, the accounting judgments required to apply IAS 18 “Revenue” to each such agreement can differ significantly. At December 31, 2014, Syngenta reported a $158 million (2013: $185 million) royalty receivable in respect of its non-exclusive global license with Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of E.I. DuPont de Nemours and Co. (“DuPont”) for its corn rootworm trait MIR604 (AGRISURE®) for corn seed. Of this amount, $40 million is included in other current assets (2013: $40 million) and $118 million in financial and other non-current assets (2013: $145 million). During 2012, Pioneer received U.S. EPA approval for a seed stack containing the MIR604 trait. That approval was the last substantive milestone relating to the cumulative contractual minimum consideration amount in the license agreement, which is measured in terms of present value at the January 1, 2011 effective date of the license. As a result, Syngenta is virtually certain to receive at least that consideration in cash over the period to October 2016, with no remaining substantive performance obligations. Prior to the U.S. EPA approval, Syngenta had recognized non-refundable upfront payments received from Pioneer of $50 million as royalty revenue in each of 2011 and 2012. As specified in the agreement, actual royalty payments are discounted at 10 percent to determine how much of the minimum consideration they settle. Syngenta recognized the $206 million present value of the outstanding minimum consideration as revenue in 2012. Syngenta has subsequently accreted this amount to reflect the passage of time, recognizing financial income of $14 million in 2014 (2013: $17 million; 2012: $12 million), and reduced it by cash received from Pioneer in accordance with the agreement.

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

2. Significant accounting policy changes, judgments and estimates continued

For CGUs to which no goodwill is allocated, a reduction in forecast sales within management’s five year forecast horizon compared with the previous year’s five year forecast cycle, combined with a reduction in latest forecasts of current year sales compared with the current year budget, is considered an indicator of market related impairment and results in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of or restrictions placed upon product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and decommissioning costs.

If a CGU becomes impaired, the impairment loss is allocated first to any goodwill in the CGU, and then to reduce the CGU’s other assets pro rata.

Pension asset ceiling
At December 31, 2014, Syngenta has reported non-current financial assets of $8 million (2013: $280 million) and provisions of $376 million (2013: $403 million) as net defined benefit pension assets and liabilities, respectively. IFRSs require Syngenta to estimate the economic benefit it can obtain from the amount by which the fair value of assets held in a defined benefit plan exceeds the defined benefit obligation (DBO) measured in accordance with IAS 19 (“pension surplus”). This applies both when a surplus exists at the reporting date and when a surplus would arise when Syngenta meets an existing minimum funding obligation. Accounting recognition of a surplus in Syngenta’s UK defined benefit pension plan is supported by the economic benefit of future contribution savings and, when this benefit is less than the surplus, also by the future refund, net of applicable taxes, which will be unconditionally available to Syngenta when all liabilities have been settled. At December 31, 2014 and 2013, all of the projected UK plan surplus met the accounting recognition criteria. The surplus in Syngenta’s Swiss and US plans is supported by the economic benefit of future contribution savings, measured as the excess of future service cost, net of employee contributions, over the present value of required employer contributions for future service (“excess service cost”). At December 31, 2014, there is no surplus in Syngenta’s Swiss pension plan. At December 31, 2013, in accordance with the guidance agreed between the Swiss audit and actuarial professions on applying the pension asset ceiling to Swiss defined benefit pension plans, the economic benefit to Syngenta of the estimated excess service cost, capitalized to perpetuity at the 2.25 percent discount rate used to measure the DBO, exceeded the $192 million reported surplus. The surplus was therefore recognized in full as an asset. The result of the Swiss asset ceiling test is sensitive to the discount rate assumption. An increase in the discount rate would reduce excess service cost. At a 2.5 percent discount rate, the December 31, 2013 Swiss surplus would not have been recognized as an asset, and OCI would have been reduced by that amount, net of income taxes.

Foreign currency translation
Syngenta has to make judgments on whether loans between entities within the Syngenta group are likely to be repaid in the foreseeable future in order to allocate foreign currency translation differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary. When the functional currency of a subsidiary changes, the capital structure of the subsidiary, including the continuation of loans that are effectively part of the Group’s investment in that subsidiary, may require review. In such cases, Syngenta applies any resulting change in the accounting treatment of foreign currency translation gains and losses on the loan from the same date that it applies the functional currency change.

Critical accounting estimates

Acquisition accounting
Applying the acquisition method of accounting requires significant management judgment to estimate the fair values and useful lives of the acquired assets, in particular intangible assets such as intellectual property related to currently marketed products and in-process research and development (IPR&D). In 2014, Syngenta recognized new intangible assets of $64 million (2013: $68 million) resulting from acquisitions. Fair value measurements are based on the forecast cash flows which Syngenta believes a typical potential buyer would use to value the assets, excluding any synergy benefits which are considered specific to Syngenta. Key assumptions for technologies under development include:

-	the outcomes of research and development activities;

-	the probability and likely timing of obtaining regulatory approvals for products based on the technology;

-	market size and share;

-	sales pricing trends and competitors’ reaction;

-	cost and efficiency of the production process for the products; and

-	the period over which the products are likely to generate economic benefits given the likely impact of patent expirations.

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

2. Significant accounting policy changes, judgments and estimates continued

Impairment review
At December 31, 2014, Syngenta has reported intangible assets of $1,660 million (2013: $1,669 million) for goodwill and $1,526 million (2013: $1,712 million) for intangible assets other than goodwill, as reported in Note 13. The recoverable amount for goodwill has been determined based on value in use of the relevant segment, CGU or group of CGUs to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The main assumptions used in determining the recoverable amounts for operating segments and other CGUs include market size and Syngenta’s market share, future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions, and products’ lives. At operating segment level, the key assumptions related to sales volume and value are expressed separately for each product line, market segment and crop, and assumptions related to expenses are expressed by region. At CGU level, assumptions are expressed by product. The assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows for operating segments and other CGUs are based on Syngenta management forecasts, cover a five year horizon and include a terminal value which assumes a 2.0 percent long-term growth rate (2013: 2.0 percent). Syngenta’s forecasts for the North America corn and soybean seed CGU also include the following key assumptions for revenue from seed sales:

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

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on a post-tax WACC of 6.5 percent (2013: 7.2 percent). There is considerable debate among financial market participants about what are the most appropriate input values, such as risk-free rate of return, relationship of benchmark industry share prices to the overall equity market (beta) and equity risk premium, to use in a WACC calculation under current market conditions. In 2014, when calculating the discount rate, Syngenta has assumed a 2.5 percent risk free rate (2013: 2.6 percent) equal to market yields on 10-year government bonds at the date of performing the annual impairment test and a 5.0 percent equity risk premium (2013: 5.0 percent). The reduction in discount rate is due mainly to changes in beta observed from equity price movement. The discount rate determined in this way is considered to include market estimates of industry sector risk premium. Syngenta’s CGUs generally reflect the global nature of its Crop Protection and Seeds product sales, and a country risk premium is applied only to those CGUs where the geographical scope of operations and cash flows is limited. The pre-tax discount rates used for all segments, CGUs and groups of CGUs ranged from 7.4 percent to 16.0 percent (2013: 7.8 percent to 16.0 percent).

At December 31, 2014 and 2013, the largest amounts of goodwill were allocated to the Asia Pacific segment ($355 million) and the North America corn and soybean CGU ($315 million). The pre-tax discount rate used to test Asia Pacific goodwill for impairment was 8.0 percent (2013: 8.8 percent) and the forecast terminal growth rate was 2.0 percent (2013: 2.0 percent). The pre-tax discount rate used to test the North America corn and soybean CGU for impairment was 7.9 percent (2013: 8.7 percent) and the forecast terminal growth rate was 2.0 percent (2013: 2.0 percent).

In the opinion of Syngenta, the outcomes of the impairment tests are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or in the discount rate in the periods presented for any segment, CGU or group of CGUs for which the carrying amount of goodwill is significant except as described below.

At December 31, 2014, one CGU included goodwill of $12 million and other intangible assets of $47 million. The value in use forecasts for this CGU were prepared using a 7.0 percent post-tax discount rate, equivalent to a 8.5 percent pre-tax discount rate. The recoverable amount of this CGU would be equal to its carrying amount if sales prices reduced by 6 percent, sales volumes by 12 percent, or cost of goods sold increased by 11 percent, compared with the assumptions in the 5 year forecast.

For the year ended December 31, 2014, no impairment losses were reported (2013: $23 million for two intangible assets; 2012: $13 million for two intangible assets). Impairments of property, plant and equipment were $21 million (2013: $nil; 2012: $21 million) as a result of business development proposals that do not require future use of the associated assets.

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

-
the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2014, trade accounts payable includes $1,485 million (2013: $1,443 million) of accruals for rebates and returns.

-
accruals for estimated product returns, which are based on historical experience of actual returns where Syngenta considers these to be reliable estimates of future returns. Recognition of revenue and the related trade receivables is deferred in cases where past experience shows that actual returns can vary significantly from estimates. This may arise in market segments where the distribution channel holds several months’ sales of Syngenta products at the reporting date, forecast consumption of those products by growers could be materially affected if market or weather conditions after the reporting date were significantly different from those expected and the volume of products returned by distributors varies with changes in grower consumption. In such cases, Syngenta estimates the amounts to be deferred by collecting from its distributors data that shows the quantities of Syngenta products held by them at the reporting date and applying average actual sales prices to those quantities. In 2014, recognition of $437 million (2013: $510 million; 2012: $378 million) of revenue and trade receivables was deferred. The amount of Syngenta products held by distributors at December 31, 2014 decreased from the amount at December 31, 2013 because many growers brought forward purchases near the end of 2014 in anticipation of further weakening of their local currencies against the US dollar.

-
allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2014 amounted to $251 million, or 6 percent (2013: $226 million or 6 percent) of total trade receivables. In 2014, Syngenta reported a $63 million bad debt expense (2013: $33 million; 2012: $11 million). The increase from 2013 to 2014 mainly reflects the impact of oil and commodity price and local currency weakness on customer and country liquidity in the CIS, Venezuela and Argentina as well as general changes in local crop conditions, as mitigated by barter programs and appropriate security.

Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.

Seeds inventory valuation and allowances
Inventories of $4,861 million (2013: $5,576 million) reported in Note 11 include $1,496 million (2013: $1,585 million) of seeds, which are subject to the risk of loss through physical deterioration at all stages of the operating cycle. Syngenta accounts for normal losses which occur during production, both in the pre-harvest growing and the post-harvest processing stages, as part of the cost of inventories of in-process and finished seeds. Normal losses in production, which include the cost of seeds discarded before processing because they do not meet Syngenta’s quality standards, are therefore expensed when the related finished seed is sold to customers. Losses of finished seeds are expensed as incurred. Syngenta records allowances against the cost of seeds inventories for both quality and obsolescence. Syngenta records allowances for quality for finished seed which is currently of defective quality and for finished seed which is expected to deteriorate physically before sale, based on past experience. Syngenta records allowances for obsolescence for excess seed for which there is insufficient forecast customer demand over the expected remaining commercial life of each seed variety. For excess seeds that Syngenta is likely to be able to sell in the commodity market, the allowance is the cost of the seed minus its net realizable value, which is estimated as the expected net proceeds of commodity sale. If commodity sale is not probable, the allowance is the full cost of the excess seed inventories.

To determine the allowances required, management effort and judgment is applied to analyze at crop, variety and batch level seed inventory quantity, quality and forecast sales data, developing commercial practices, available markets and the speed of expected product portfolio changes. The rapidly evolving combination of corn seed genetics and trait stacks in North America and Latin America result in shorter commercial lives of a typical hybrid than in other crops and regions, with variation between actual and previously forecast sales and consequent greater risk of excess seed at individual hybrid level. Excess seed quantities are also affected by harvest yield, which is influenced by unpredictable weather and growing conditions. Seeds inventory allowance expense for 2014 was $177 million and allowances at December 31, 2014 were $357 million, each amount being lower than the corresponding 2013 amounts. In 2013, the North American corn harvest had delivered significantly greater yields than the historical average, increasing excess seed quantities. This was the major factor contributing to higher than normal seeds inventory allowance expense of $312 million (2012: $132 million) and allowances at December 31, 2013 of $406 million. In 2014, the North American corn harvest yields were again higher than average, but the area for which Syngenta contracted with growers for seed multiplication was significantly lower than in 2013, which offset the impact of the higher yields on excess seed quantities.

2. Significant accounting policy changes, judgments and estimates continued

Environmental provisions
At December 31, 2014, Syngenta reported provisions for environmental remediation of $239 million (2013: $310 million) as reported in Note 19. Remediation of environmental damage at sites with which Syngenta is associated typically takes a long time to complete due to the substantial amount of planning and regulatory approvals normally required before remediation activities can begin. The assumptions used by Syngenta to estimate its environmental provisions may change significantly before or during the remediation period due to changes in the extent of remediation required or the method used to remediate the damage. In addition, increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available. The major uncertainties which impact the outcome of remediation are:

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

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Syngenta has recorded a reimbursement asset of $3 million at December 31, 2014 (2013: $24 million). The reimbursement decreased by $20 million (2013: $nil) in line with the associated underlying provision as described below, with no net effect on profit or loss.

In 2014, environmental provisions of $22 million were released, mainly in relation to a site covered by a third party indemnity agreement for which future payment is now estimated to be highly unlikely. In connection with this release, the above-mentioned $20 million reimbursement recoverable from the third party was derecognized. Cash payments and the effect of the stronger US dollar on currency translation through OCI reduced the provisions by $33 million and $16 million, respectively. In 2013 and 2012, except for cash paid on provisions established in prior years, there were no material changes to the provisions.

Proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2014, for these shared sites comprise approximately 20 percent of total environmental provisions. The top ten exposures at the end of 2014 comprise approximately 80 percent of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 35 percent of the total environmental provision recognized at December 31, 2014.

At Syngenta’s Monthey, Switzerland, production site, the work needed to remediate groundwater and soil contamination that exists under and around the site, including investigation, assessment, control and monitoring activities, is ongoing. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on its current knowledge, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation and no significant change to the provision has been made in 2014. However, the extent of the remediation work required, the cost estimates and their allocation are subject to uncertainty.

Defined benefit post-employment benefits
At December 31, 2014, Syngenta has reported non-current financial assets of $8 million (2013: $280 million) and provisions of $376 million (2013: $403 million) as net defined benefit (DB) pension assets and liabilities, respectively. These amounts may change significantly from one accounting period end to another due not only to expense recognized in profit and loss and cash payments, but also to changes in the actuarial assumptions used to measure the DBO and to variances between those assumptions and actual outcomes (“experience variances”), both of which are recognized in OCI.  Significant judgment is required when selecting key assumptions for measuring post-employment benefit expense for a period and the DBO at the period end for each defined benefit plan. The specific assumptions used and experience variances are disclosed in Note 22. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

2. Significant accounting policy changes, judgments and estimates continued

At December 31, 2014 and 2013, for each of Syngenta’s three largest defined benefit pension plans, the sensitivity of the DBO to a change in each significant actuarial assumption is as follows:

($m)	2014			2013
Increase (decrease) in DBO	Switzerland	UK	USA	Switzerland	UK	USA
Discount rate – 25 basis point decrease in rate	83	133	22	72	133	21
Discount rate – 25 basis point increase in rate	(77)	(131)	(21)	(67)	(131)	(19)
Pension increase – 25 basis point increase in rate	n/a	97	n/a	n/a	99	n/a
Pension increase – 25 basis point decrease in rate	n/a	(96)	n/a	n/a	(98)	n/a
Interest credit rate – 25 basis point increase in rate	20	n/a	n/a	18	n/a	n/a
Interest credit rate – 25 basis point decrease in rate	(21)	n/a	n/a	(17)	n/a	n/a
Life expectancy1	54	97	12	70	91	9

1 The life expectancy sensitivity is calculated using the difference between the reported DBO amount and the DBO amount projected using a one year increase, compared with the assumptions actually used, in the life expectancy for each plan member. This alternative projection is calculated using mortality rates that produce an immediate increase of one year for a plan member at normal retirement date, with corresponding changes at other ages.

Each sensitivity amount is calculated assuming that all other assumptions are held constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously. For the UK pension plan, the discount rate and pension increase sensitivities shown are relative to price inflation, because limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK pension regulations. For Syngenta’s Swiss and US plans, the sensitivities are for changes in the nominal discount rates, because the rules and statutory regulations applicable to those plans contain no inflation linkage and indexation of benefits to inflation is not general market practice in those countries. Syngenta is not able to predict the extent of likely future changes in the rate or life expectancy assumptions, but based on past experience, the discount rate for each plan could change by up to 100 basis points (bp) within a twelve month period. The sensitivity of the DBO to the assumed rate of increase in pensionable pay is not material for any of the above three plans.

To select the discount rate, Syngenta uses yields of AA rated corporate bonds. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (UK and USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (Switzerland). Nominal discount rates at December 31, 2014 are as follows:

Switzerland	1.25 percent	(2013: 2.25 percent)
UK	3.6 percent	(2013: 4.4 percent)
USA	4.0 percent	(2013: 4.7 percent)

In valuing the UK DBO at December 31, 2014, the UK long-term rate of retail price inflation (RPI) is assumed to be 3.05 percent (2013: 3.4 percent). Future statutory pension increases are based on consumer price inflation (CPI). Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will see increases linked to CPI. CPI is assumed to be 100 basis points (2013: 100 basis points) below RPI.

In recent years, life expectancy has increased in all major countries in which Syngenta sponsors pension plans. Syngenta sets mortality assumptions after considering the most recent statistics practicable. Syngenta uses generational mortality tables to estimate probable future mortality improvements. These tables assume that the trend of increasing life expectancy will continue, resulting in pension benefit payments to younger members being likely to be paid for longer time periods than older members’ pensions, given that assumed retirement ages are those defined in the rules of each plan. In 2012, in the context of the triennial UK statutory valuation of the plan, Syngenta updated the mortality assumptions for its UK plan and now uses current mortality rates based on the UK Institute and Faculty of Actuaries’ CMI SAPS Pensioner Amounts Light tables reflecting long cohort improvements from 2002-2012, with assumed future improvement of 1.25 percent per annum in line with the CMI Core Projections model 2014 (2013: CMI Core Projections model 2013). Syngenta’s adoption of these mortality assumptions in 2012 increased the benefit obligation by $80 million (3.4 percent). No significant changes to these assumptions were necessary in 2013 or 2014. The next triennial statutory valuation of the UK Fund will be performed at March 31, 2015.

At December 31, 2014 and 2013, Syngenta valued the benefit obligation for its Swiss pension plan using mortality assumptions from the BVG 2010 generational mortality table. An update of this table is due to be published in 2015. Syngenta’s adoption of the BVG 2010 table in 2011 increased the DBO by $66 million (4.4 percent). At December 31, 2014, for its US pension plan Syngenta has adopted the RP-2014 generational mortality table published in October 2014 with modified Scale MP-2014 mortality improvements (2013: RP-2000 generational tables with scale AA mortality improvements), for all purposes other than calculation of lump sums. Adopting these assumptions increased the DBO by $15 million (2.2 percent).

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

2. Significant accounting policy changes, judgments and estimates continued

From September to November 2014, Syngenta consulted with its UK employees and their representatives on proposals to freeze pensionable pay for defined benefit members of the UK Fund. Following this consultation, Syngenta has amended the benefits so that pensionable pay will be frozen at January 1, 2016 levels. The defined benefit fund remains open to existing members, and pay increases after January 1, 2016 which are not part of defined benefit pensionable pay will be pensionable under the Syngenta Group Personal Pension (GPP), a separate defined contribution plan, for those who choose to join. Employees who choose to leave the defined benefit section of the UK Fund will also be able to join the GPP. As a result of this amendment to the defined benefit in the UK Fund, Syngenta has recognized a $143 million past service gain in the 2014 consolidated income statement. Syngenta estimated this gain using the following key actuarial assumptions at the date of the change to revalue its existing defined benefit obligation (DBO) and to measure the DBO for the amended benefit:

Discount rate: 3.8 percent
Inflation: 3.1 percent (RPI), 2.1 percent (CPI)
Mortality assumptions were the same as those used at December 31, 2014, described above
Opt-outs from defined benefit under amended plan: 15 percent of members

Opt-outs have been estimated by modeling and comparing for each individual member, based on the data held for pension administration, the benefits that will be payable to them if they opt out of and if they remain in defined benefit membership. In this comparison, it is assumed that:

-	amounts excluded from defined benefit pensionable pay are pensionable under the GPP;

-	GPP annual investment returns are 4 percent;

-	each member chooses the alternative that gives the highest benefit.

The gain amount is sensitive to the opt-out assumption. Had Syngenta assumed zero opt-outs, it would have recorded an additional $14 million gain. Actual member decisions may vary from the estimate and any variance will be accounted for as an actuarial gain or loss in OCI in 2015 and future years.

Deferred tax assets
At December 31, 2014, Syngenta’s deferred tax assets are $1,008 million (2013: $960 million). Included in this balance are deferred tax assets for unused tax losses of $38 million (2013: $90 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Argentina, Russia and Ukraine. For Argentina, no net deferred tax assets have been recognized at December 31, 2014 or 2013. For Russia and Ukraine, the criteria for recognizing deferred tax assets are no longer met at December 31, 2014, because of local currency weakness and developments in the economic and political environment during 2014.

At December, 31, 2014, the net deferred tax assets of one major Syngenta subsidiary in Brazil have now been fully recognized. Syngenta has recognized the deferred tax asset of this subsidiary as it is supported by forecast taxable profits in the five years (2013: five years) following the balance sheet date. In 2013, these profits were not sufficient to recognize the deferred tax asset in full. Sales and profitability for this subsidiary have continued to increase in 2014, allowing full recognition of this deferred tax asset.

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

Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2014, Syngenta’s balance sheet includes assets of $89 million (2013: $138 million) included within Other accounts receivable, and liabilities of $706 million (2013: $687 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include $381 million in respect of the uncertain tax positions described above (2013: $372 million). The liability for uncertain income tax positions which Syngenta expects to be resolved in 2015 is approximately 10 percent of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2014, 2013 and 2012.

2014
On April 4, 2014, Syngenta acquired 100 percent of the shares of Società Produttori Sementi S.p.A. (“PSB”) in exchange for cash. PSB is one of Italy’s oldest seed companies and a leader in durum wheat breeding and production. The primary reasons for the acquisition were to gain access to PSB's durum wheat breeding expertise and its links to the food industry, which will be complemented by Syngenta’s cereals research and development and global presence. Goodwill was $6 million, which represents commercial and research and development synergies resulting from integrating PSB’s business into Syngenta’s operations and the enabling of expansion in the cereals seed market.

On July 21, 2014, Syngenta acquired the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group, in exchange for cash. The acquired business consists of 100 percent of the shares of Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seed GmbH, SW Winter Oilseed AB and certain sites in Germany. The primary reasons for the acquisition were to give Syngenta access to high-quality germplasm, a seeds pipeline and commercial varieties which complement Syngenta’s portfolio and will support the continued development of hybrid cereals for growers worldwide. The provisional amount recognized for goodwill is $7 million and mainly represents synergies expected in combining operations for the breeding and commercialization of high performing cereals and oilseed rape varieties. Due to on-going valuation activity, the amounts recognized for intangible assets, land and buildings of one site, and deferred income tax assets and liabilities are all provisional for this acquisition.

The assets, liabilities and acquisition-date fair value of consideration currently recognized for these business combinations are as follows:

($m)
Property, plant and equipment	57
Intangible assets	50
Other assets	38
Deferred tax liabilities	(20)
Other liabilities	(54)
Net assets acquired	71
Purchase price	84
Goodwill	13

Costs related to these acquisitions were not material.

Cash flow from these 2014 acquisitions was as follows:

($m)
Total cash paid for shares	84
Net cash acquired	(4)
Net cash outflow	80

Payments and receipts in 2014 of deferred and contingent consideration related to acquisitions and divestments completed in prior periods were not material.

2013
On October 31, 2013, Syngenta acquired 100 percent of the shares of MRI Seed Zambia Ltd. (“MRI Seed”) and MRI Agro Zambia Ltd. (“MRI Agro”) (collectively “MRI”) for $88 million in cash. MRI is a leading developer, producer and distributor of white corn seed in Zambia. Measurement period adjustments to the provisional asset and liability amounts recognized at December 31, 2013 were not material. Goodwill was $22 million and mainly represents commercial synergies resulting from integrating MRI’s business into Syngenta’s operations.

The assets, liabilities and acquisition-date fair value of consideration recognized for this 2013 business combination were as follows.

($m)
Intangible assets	49
Other assets	48
Deferred tax and other liabilities	(31)
Net assets acquired	66
Purchase price	88
Goodwill	22

3. Acquisitions, divestments and other significant transactions continued

Costs related to the MRI acquisition were not material.

Cash flow from the MRI acquisition was as follows:

($m)
Total cash paid for shares	88
Net cash acquired	(4)
Net cash outflow	84

Payments and receipts in 2013 of deferred and contingent consideration related to acquisitions and divestments completed in prior periods were $20 million and $9 million, respectively.

On January 30 and March 8, 2013, Syngenta acquired the remaining equity interests in deVGen N.V. (“Devgen”) that it did not already own after its initial takeover offer was settled in December 2012. This was accounted for as a settlement of the liability Syngenta had recognized at December 31, 2012 for non-controlling shareholders’ put rights. On December 23, 2013, Syngenta acquired the remaining 15 percent equity interest in its Malaysian subsidiary, Syngenta Crop Protection Sdn Bhd that it did not already own. Cash paid for these non-controlling interests was $39 million. This amount is shown within cash flows used for financing activities in the consolidated cash flow statement.

On December 31, 2013, Syngenta divested its Dulcinea Farms business to Pacific Trellis Fruit LLC, a US-based international grower and marketer of fresh produce.

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

Devgen is a global leader in hybrid rice and RNAi technology. The acquisition enables Syngenta to combine its leading crop protection portfolio with Devgen’s best-in-class rice hybrids and broad germplasm diversity. Devgen also brings proven expertise in RNAi-based insect control, for which the two companies signed a global license and research agreement to develop spray applications in May 2012. In respect of that agreement, Syngenta recognized a $27 million intangible asset separately from the subsequent acquisition, and no gain or loss related to this arose upon acquisition. Syngenta finalized the acquisition accounting in 2013. Measurement period adjustments to the provisional asset and liability amounts recognized at December 31, 2012 were not material. Goodwill was $269 million and principally represents the expected future benefit to Syngenta’s integrated Crop Protection and Seeds commercial strategy arising from the Devgen acquisition. $21 million of the goodwill is deductible for tax purposes.

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

4. Segmental breakdown of key figures for the years ended December 31, 2014, 2013 and 2012

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

2014 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	4,492	3,458	4,273	2,024	–	14,247	690	14,937
Royalty income – from third parties	55	124	6	9	–	194	3	197
Total segment sales	4,547	3,582	4,279	2,033	–	14,441	693	15,134
Cost of goods sold	(2,180)	(2,003)	(2,492)	(1,107)	(92)	(7,874)	(318)	(8,192)
Gross profit	2,367	1,579	1,787	926	(92)	6,567	375	6,942
Marketing and distribution	(720)	(564)	(615)	(314)	(110)	(2,323)	(174)	(2,497)
Research and development	–	–	–	–	(1,376)	(1,376)	(54)	(1,430)
General and administrative:
Restructuring	(30)	(22)	(26)	(4)	(96)	(178)	(15)	(193)
Other general and administrative	(161)	(92)	(77)	(48)	(307)	(685)	(32)	(717)
Operating income/(loss) – continuing operations	1,456	901	1,069	560	(1,981)	2,005	100	2,105
Included in the above operating income from continuing operations are:
Personnel costs	(651)	(473)	(536)	(304)	(696)	(2,660)	(144)	(2,804)
Depreciation of property, plant and equipment					(348)	(348)	(17)	(365)
Amortization of intangible assets					(227)	(227)	(16)	(243)
Impairment of property, plant and equipment, intangible and financial assets					(24)	(24)	(1)	(25)
Other non-cash items including charges in respect of provisions					(83)	(83)	(7)	(90)
Gains/(losses) on hedges reported in operating income	(1)	1	(11)	–	16	5	8	13

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2014 ($m)
Segment operating income	2,105
Income from associates and joint ventures	7
Financial expense, net	(217)
Income before taxes	1,895

4. Segmental breakdown of key figures for the years ended December 31, 2014, 2013 and 2012 continued

2013 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	4,184	3,709	3,987	1,931	–	13,811	688	14,499
Royalty income – from third parties	39	139	4	4	–	186	3	189
Total segment sales	4,223	3,848	3,991	1,935	–	13,997	691	14,688
Cost of goods sold	(1,958)	(2,169)	(2,290)	(1,041)	(215)	(7,673)	(313)	(7,986)
Gross profit	2,265	1,679	1,701	894	(215)	6,324	378	6,702
Marketing and distribution	(676)	(544)	(594)	(300)	(104)	(2,218)	(176)	(2,394)
Research and development	–	–	–	–	(1,320)	(1,320)	(56)	(1,376)
General and administrative:
Restructuring	(18)	(27)	(5)	(6)	(101)	(157)	(22)	(179)
Other general and administrative	(141)	(61)	(87)	(54)	(297)	(640)	(27)	(667)
Operating income/(loss) – continuing operations	1,430	1,047	1,015	534	(2,037)	1,989	97	2,086
Included in the above operating income from continuing operations are:
Personnel costs	(541)	(449)	(475)	(266)	(706)	(2,437)	(158)	(2,595)
Depreciation of property, plant and equipment					(320)	(320)	(18)	(338)
Amortization of intangible assets					(238)	(238)	(17)	(255)
Impairment of property, plant and equipment, intangible and financial assets					(34)	(34)	–	(34)
Other non-cash items including charges in respect of provisions					(61)	(61)	(11)	(72)
Gains/(losses) on hedges reported in operating income	–	(14)	25	–	(18)	(7)	15	8

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2013 ($m)
Segment operating income	2,086
Income from associates and joint ventures	48
Financial expense, net	(200)
Income before taxes	1,934

4. Segmental breakdown of key figures for the years ended December 31, 2014, 2013 and 2012 continued

2012 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	3,939	3,574	3,709	1,824	–	13,046	754	13,800
Royalty income – from third parties	35	357	4	3	–	399	3	402
Total segment sales	3,974	3,931	3,713	1,827	–	13,445	757	14,202
Cost of goods sold	(1,864)	(1,807)	(2,057)	(973)	(154)	(6,855)	(368)	(7,223)
Gross profit	2,110	2,124	1,656	854	(154)	6,590	389	6,979
Marketing and distribution	(664)	(607)	(546)	(303)	(95)	(2,215)	(208)	(2,423)
Research and development	–	–	–	–	(1,199)	(1,199)	(58)	(1,257)
General and administrative:
Restructuring	(25)	(27)	(37)	(12)	(119)	(220)	(38)	(258)
Other general and administrative	(146)	(153)	(103)	(46)	(291)	(739)	(46)	(785)
Operating income/(loss) – continuing operations	1,275	1,337	970	493	(1,858)	2,217	39	2,256
Included in the above operating income from continuing operations are:
Personnel costs	(560)	(431)	(492)	(266)	(878)	(2,627)	(168)	(2,795)
Depreciation of property, plant and equipment					(317)	(317)	(16)	(333)
Amortization of intangible assets					(256)	(256)	(9)	(265)
Impairment of property, plant and equipment, intangible and financial assets					(40)	(40)	(5)	(45)
Other non-cash items including charges in respect of provisions					(98)	(98)	(33)	(131)
Gains/(losses) on hedges reported in operating income	–	18	8	–	(57)	(31)	(1)	(32)

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2012 ($m)
Segment operating income	2,256
Income from associates and joint ventures	7
Financial expense, net	(147)
Income before taxes	2,116

Revenues by product group for the years ended December 31, 2014, 2013 and 2012 are as follows:

($m)	2014	2013	2012
Crop Protection	11,286	10,793	10,208
Seeds	3,155	3,204	3,237
Lawn and Garden	693	691	757
Total	15,134	14,688	14,202

Summarized additional information on the nature of expenses for the years ended December 31, 2014, 2013 and 2012 is as follows:

($m)	2014	2013	2012
Salaries, short-term employee benefits and other personnel expense	2,733	2,374	2,607
Pension and other post-employment benefit expense	8	141	104
Share based payment expense	63	80	84
Total personnel costs	2,804	2,595	2,795
Depreciation of property, plant and equipment	365	338	333
Impairment of property, plant and equipment	21	–	29
Amortization of intangible assets	243	255	265
Impairment of intangible assets	–	23	13

Pension and other post-employment benefit expense for 2014 includes $175 million (2013: $41 million; 2012: $50 million) gains on amendment and settlement of pension and other post-retirement benefit plans, recognized as follows: Cost of goods sold $93 million; Marketing and distribution $11 million; Research and development $49 million; and General and administrative $22 million (2013 and 2012: Other general and administrative). This gain is included within Non-regional, except for immaterial amounts (2013: Non-regional; 2012: North America $16 million, Non-regional $34 million). Further information relating to these gains is given in Notes 2 and 22.

During 2012, as a result of the settlement of litigation related to the herbicide atrazine, a net expense of $80 million was recognized within North America’s General and administrative.

5. Regional breakdown of key figures for the years ended December 31, 2014, 2013 and 2012

The following countries individually accounted for more than 5 percent of one or more of the respective Syngenta totals for the years ended December 31, 2014, 2013 and 2012 or at December 31, 2014 and 2013.

($m, except %)	Sales¹						Total non-current assets²
Country	2014	%	2013	%	2012	%	2014	%	2013	%
Brazil	2,945	19	2,715	18	2,466	17	268	4	271	4
France	743	5	684	5	651	5	144	2	158	2
Switzerland	69	–	70	–	69	–	2,827	38	3,003	40
UK	239	2	190	1	218	2	567	8	603	8
USA	3,292	22	3,486	24	3,745	26	1,894	26	1,882	25
Others	7,846	52	7,543	52	7,053	50	1,620	22	1,650	21
Total	15,134	100	14,688	100	14,202	100	7,320	100	7,567	100
1	Sales by location of third party customer
2	Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10 percent or more of Syngenta’s total sales.

6. Restructuring

Restructuring for the years ended December 31, 2014, 2013 and 2012, broken down into the main restructuring initiatives, consists of the following:

($m)	2014	2013	2012
Accelerating operational leverage programs:
Cash costs
Charged to provisions	7	–	–
Expensed as incurred	42	–	–
Non-cash costs
Impairments	14	–	–

Integrated crop strategy programs:
Cash costs
Charged to provisions	17	7	4
Expensed as incurred	44	53	98

Operational efficiency programs:
Cash costs
Charged to provisions	1	6	7
Expensed as incurred	17	27	48
Non-cash costs
Impairments	–	6	2

Acquisition and related integration costs:
Cash costs
Charged to provisions	2	–	–
Expensed as incurred	25	30	18
Non-cash items
Reversal of inventory step-ups	13	–	7
Reacquired rights	–	11	14
Divestment losses	–	4	25
Other non-cash restructuring:
Non-current asset impairment	24	35	42
Total restructuring	206	179	265

Restructuring for the years ended December 31, 2014, 2013 and 2012 is presented within the consolidated income statement as follows:

($m)	2014	2013	2012
Reported as:
Cost of goods sold	13	–	7
Restructuring	193	179	258
Total restructuring	206	179	265

6. Restructuring continued

2014

Accelerating operational leverage programs
In February 2014, Syngenta announced a restructuring program to drive further improvements in operating income margins and accelerate delivery of operational leverage as sales grow. 2014 cash costs of $49 million include $14 million for initiatives to restructure marketing and commercial operations, $13 million for projects to drive efficiencies in territory commercial operations, particularly in Latin America, $11 million to rationalize logistical operations and optimize production capacity, $5 million for Research and Development productivity projects, and $6 million for project management. Non-cash charges consist of $1 million for the impairment of a site, which is closing, and $13 million for inventory write-downs due to a significant rationalization of the Vegetables product range.

Integrated crop strategy programs
Cash costs of $61 million include $24 million of charges for the transfer of certain system and process management activities to a new internal service center in India, including severance and pension costs of $11 million, $25 million for the development and rollout of processes and training programs for marketing the integrated Crop Protection and Seeds product offers and related commercial reorganization, $4 million for information system projects, $4 million to restructure the integrated Research and Development function, $2 million to restructure the Human Resource organization and $2 million for legal entity rationalization projects.

Operational efficiency programs
The operational efficiency restructuring programs announced in 2004 and 2007 are substantially complete. The final expenditures of $18 million in 2014 largely relate to the rollout of standardized and outsourced human resource support services.

Acquisition and related integration costs
Cash costs of $27 million include $21 million incurred to integrate previous acquisitions, mainly Devgen, MRI, PSB, and the German and Polish winter wheat and oilseed rape breeding and business operations of Lantmännen. A further $6 million consists of transaction costs, including those related to uncompleted transactions. Reversal of inventory step-up relates to the MRI and PSB acquisitions.

Other non-cash restructuring
Other non-cash restructuring consists of $20 million of fixed asset impairments, including $14 million for plant and machinery in Brazil and Canada due to significant changes in production processes and $6 million for development costs of major plant expansion projects that were subsequently aborted, and $4 million for the impairment of loan notes related to strategic venture capital investments.

2013

Integrated crop strategy programs
Cash costs of $60 million included $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for on-going integration of marketing and sales operations, mainly in Europe.

Operational efficiency programs
Operational efficiency cash costs of $33 million included $18 million related to the completion of the projects to standardize and consolidate global back office operations, $9 million for restructuring projects in the Flowers business and $6 million for various projects including restructuring at the corporate headquarters and outsourcing of human resources support. Non-cash impairment costs consisted of exceptional inventory write-downs made in connection with a restructuring of the Flowers product range to simplify the business and eliminate unprofitable varieties.

Acquisition and related integration costs
Cash costs of $30 million included $23 million to integrate previous acquisitions, mainly Devgen, Sunfield and Pasteuria, and $7 million of transaction charges, including those related to uncompleted transactions.

As part of the Greenleaf acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to Greenleaf. In accordance with IFRS, the reacquired rights were recognized as an intangible asset and have been amortized over the remaining term of the original license contract, 3 years. Divestment losses related to the 2013 divestment of the Dulcinea vegetables business and the sale of an unused site in North America, as well as closing adjustments to the fair value of the consideration on the 2012 divestments of the Syngenta Horticultural Services business and the Fafard peat unit.

6. Restructuring continued

Other non-cash restructuring
Other non-current asset impairments included $12 million for the impairment of a financial asset and $23 million of intangible asset impairments. Intangible asset impairments included $16 million to impair product rights acquired with the Devgen acquisition, which will not be used in Syngenta and for which no buyer was found, $6 million for the impairment of a trademark, phased out during 2013, and another small impairment.

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

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2014, 2013 and 2012 consists of the following:

($m)	2014	2013	2012
Switzerland	624	1,241	1,201
Foreign	1,271	693	915
Total income before taxes	1,895	1,934	2,116

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2014, 2013 and 2012 consists of the following:

($m)	2014	2013	2012
Current income tax (expense):
Switzerland	(99)	(88)	(84)
Foreign	(355)	(281)	(270)
Total current income tax (expense)	(454)	(369)	(354)

Deferred income tax (expense)/benefit:
Switzerland	60	(39)	(14)
Foreign	121	123	102
Total deferred income tax (expense)/benefit	181	84	88

Total income tax (expense):
Switzerland	(39)	(127)	(98)
Foreign	(234)	(158)	(168)
Total income tax (expense)	(273)	(285)	(266)

7. Income Taxes continued

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2014, 2013 and 2012 are:

($m)	2014	2013	2012
Current tax (expense) relating to current years	(467)	(380)	(375)
Adjustments to current tax for prior periods	10	10	19
Benefit of previously unrecognized tax losses	3	1	2
Total current income tax (expense)	(454)	(369)	(354)

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2014, 2013 and 2012 are:

($m)	2014	2013	2012
Origination and reversal of temporary differences	218	67	94
Changes in tax rates or legislation	4	34	24
Benefit of previously unrecognized deferred tax assets	22	2	18
Non recognition of deferred tax assets	(63)	(19)	(48)
Total deferred income tax (expense)/benefit	181	84	88

OCI and Income tax relating thereto, for each component of equity, for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014			2013			2012
($m)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Items that will not be reclassified to profit or loss:
Fair value reserves: Equity investments at fair value through OCI	(33)	4	(29)	17	(3)	14	(1)	–	(1)
Retained earnings: Actuarial gains/(losses)	(511)	123	(388)	146	(55)	91	(118)	20	(98)
Items that may be reclassified to profit or loss:
Fair value reserves: Cash flow and net investment hedges	(37)	5	(32)	14	(11)	3	108	(10)	98
Currency translation effects	(625)	(70)	(695)	(39)	(48)	(87)	86	(12)	74
Total	(1,206)	62	(1,144)	138	(117)	21	75	(2)	73

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Current tax 1	(1)	4	20
Deferred tax 1	(5)	(3)	(3)
Total income tax (charged)/credited to equity	(6)	1	17
1	Current and deferred tax related to share based payments

7. Income Taxes continued

Analysis of tax rate
The table below presents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate for the years ended December 31, 2014, 2013 and 2012. Syngenta’s statutory rate consists of the domestic Swiss tax rate. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate. The domestic Swiss tax rate consists of the Swiss federal income tax rate (8.50 percent) and the income tax rate of the canton Basel (20.00 percent). Federal and canton tax rates are deductible from the tax basis, therefore the Swiss domestic tax rate is 22.18 percent in 2014. The decrease of the income tax rate of the canton Basel to 20.00 percent in 2013 from 20.50 percent in 2012 resulted in the decrease in the domestic Swiss tax rate to 22.18 percent in 2014 and 2013 from 22.48 percent in 2012.

	2014%	2013%	2012%
Statutory tax rate	22	22	22
Effect of income taxed at different rates	(4)	(7)	(11)
Tax deduction for amortization and impairments not recognized for IFRS	(3)	(1)	–
Effect of other disallowed expenditures and income not subject to tax	(1)	(1)	–
Effect of changes in tax rates and laws on previously recognized deferred tax assets and liabilities	–	(2)	(1)
Effect of recognition of previously unrecognized deferred tax assets	(1)	–	(1)
Changes in prior year estimates and other items	(2)	3	2
Effect of non-recognition of deferred tax assets	3	1	2
Effective tax rate	14	15	13

The movements in deferred tax assets and liabilities during the year ended December 31, 2014 are as follows:

2014 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	622	16	(72)	(20)	(2)	544
Accounts receivable	242	65	–	(43)	–	264
Pensions and employee costs	96	(45)	118	(8)	–	161
Provisions	269	100	–	(27)	–	342
Unused tax losses	90	(54)	–	(2)	4	38
Financial instruments, including derivatives	14	(1)	2	-	6	21
Other	7	(6)	–	23	–	24
Deferred tax assets	1,340	75	48	(77)	8	1,394
Liabilities associated with:
Property, plant and equipment	(327)	–	–	15	(10)	(322)
Intangible assets	(282)	8	–	10	(29)	(293)
Inventories	(162)	(14)	–	33	(4)	(147)
Financial instruments, including derivatives	(19)	6	(23)	–	(6)	(42)
Other provisions and accruals	(325)	121	–	21	–	(183)
Other	(59)	(15)	4	6	–	(64)
Deferred tax liabilities	(1,174)	106	(19)	85	(49)	(1,051)
Net deferred tax asset/(liability)	166	181	29	8	(41)	343

7. Income Taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2013 are as follows:

2013 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	493	174	(52)	(13)	20	622
Accounts receivable	211	59	–	(28)	–	242
Pensions and employee costs	174	(21)	(58)	1	–	96
Provisions	328	(43)	–	(18)	2	269
Unused tax losses	108	(26)	–	5	3	90
Financial instruments, including derivatives	16	(3)	2	(1)	–	14
Other	45	(12)	–	13	(39)	7
Deferred tax assets	1,375	128	(108)	(41)	(14)	1,340
Liabilities associated with:
Property, plant and equipment	(312)	(7)	–	(4)	(4)	(327)
Intangible assets	(337)	72	–	(2)	(15)	(282)
Inventories	(76)	(79)	–	14	(21)	(162)
Financial instruments, including derivatives	(54)	23	12	–	–	(19)
Other provisions and accruals	(277)	(42)	–	(6)	–	(325)
Other	(115)	(11)	(3)	2	68	(59)
Deferred tax liabilities	(1,171)	(44)	9	4	28	(1,174)
Net deferred tax asset/(liability)	204	84	(99)	(37)	14	166

The deferred tax assets and liabilities at December 31, 2014 and 2013 reconcile to the amounts presented in the consolidated balance sheet as follows:

($m)	2014	2013
Deferred tax assets	1,394	1,340
Adjustment to offset deferred tax assets and liabilities1	(386)	(380)
Adjusted deferred tax assets	1,008	960

Deferred tax liabilities	(1,051)	(1,174)
Adjustment to offset deferred tax assets and liabilities1	386	380
Adjusted deferred tax liabilities	(665)	(794)
1
Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2014 and 2013 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

($m)	2014	2013
One year	3	6
Two years	3	4
Three years	6	6
Four years	4	4
Five years	5	7
More than five years	614	538
No expiry	12	11
Total	647	576

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5 percent of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

7. Income Taxes continued

A deferred tax asset or liability has not been recognized at December 31, 2014 and 2013 on the following items:

($m)	2014	2013
Temporary differences for which no deferred tax assets have been recognized	373	311
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	822	790

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

The calculation of diluted earnings per share for the year ended December 31, 2014 excluded 588,865 (2013: 261,854; 2012: 458,480) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

($m, except number of shares)	2014	2013	2012
Net income attributable to Syngenta AG shareholders	1,619	1,644	1,847

Weighted average number of shares
Weighted average number of shares – basic	91,674,127	91,952,222	91,644,190
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	116,338	257,161	254,995
Grants of Syngenta AG shares under employee share participation plans	216,624	249,923	233,737
Weighted average number of shares – diluted	92,007,089	92,459,306	92,132,922

9. Trade and other accounts receivable

Trade receivables at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
Trade receivables, gross	3,949	3,671
Provision for doubtful trade receivables	(251)	(226)
Trade receivables, net	3,698	3,445

Movements in the provision for doubtful trade receivables for the years ended December 31, 2014 and 2013 are as follows:

($m)	2014	2013
January 1	(226)	(224)
Amounts charged to income	(63)	(33)
Amounts written off	13	5
Currency translation effects and other	25	26
December 31	(251)	(226)

The ages of trade and other accounts receivable at December 31, 2014 and 2013 that were past due, but not impaired, are as follows:

2014 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	575	306	91	178
Provision for doubtful trade receivables	(184)	(9)	(26)	(149)
Other accounts receivable	332	182	18	132
Total	723	479	83	161

9. Trade and other accounts receivable continued

2013 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	532	317	43	172
Provision for doubtful trade receivables	(174)	(4)	(20)	(150)
Other accounts receivable	301	143	67	91
Total	659	456	90	113

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations. The carrying amount of trade receivables includes $35 million (2013: $7 million) that are due more than one year from the balance sheet date.

The carrying amount of trade receivables transferred in full and partial recourse factoring arrangements, but not derecognized is $187 million (2013: $181 million). Related liabilities of $187 million (2013: $161 million) are disclosed in Note 16 and the remaining liabilities in 2013 were included in trade accounts payable. The fair value of these receivables and the related liabilities is not significantly different from their carrying amounts. The amount of these receivables before the transfer transactions was $361 million (2013: $368 million).

The fair value of trade receivables containing embedded exchange rate options that Syngenta has designated as at fair value through profit or loss at December 31, 2014 was $191 million (2013: $143 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2014, 2013 and 2012 were not material.

Other accounts receivable of $747 million (2013: $979 million) include income taxes recoverable of $89 million (2013: $138 million) and are net of immaterial provisions for doubtful accounts.

10. Other current assets

Other current assets at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
Prepaid expenses	155	185
Other	89	64
Total	244	249

11. Inventories

Inventories at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
Raw materials and consumables	1,034	1,275
Biological assets	31	33
Work in progress	970	941
Finished products	2,826	3,327
Total	4,861	5,576

Movements in inventory write-downs for the years ended December 31, 2014 and 2013 are as follows:

($m)	2014	2013
January 1	(457)	(321)
Additions charged to income	(289)	(355)
Reversals of inventory write-downs	50	21
Amounts utilized on disposal of related inventories	306	187
Currency translation effects and other	(32)	11
December 31	(422)	(457)

Reversals of inventory write-downs arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories that are subject to risks of degradation and obsolescence, such as germination of seeds.

Movements in biological assets for the years ended December 31, 2014 and 2013 are as follows. These include amounts classified as other non-current assets.

11. Inventories continued

($m)	2014	2013
January 1	36	68
Changes in fair value	151	159
Additions to cost	4	32
Sales and harvest	(156)	(220)
Currency translation effects and other	(3)	(3)
December 31	32	36
Of which: carried at fair value less costs to sell	28	32

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

Quantities of biological assets in inventories at December 31, 2014 and 2013 are:

	2014	2013
(Millions of plants)
Plants	72	71
Cuttings	482	488
(Thousands of hectares cultivated)
Growing crops	–	2.8

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2014 are as follows:

2014 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	157	2,049	4,940	501	7,647
Additions	43	74	203	393	713
Disposals	(1)	(31)	(90)	(5)	(127)
Transfers between categories	8	68	215	(291)	–
Currency translation effects and other	(26)	(148)	(307)	(46)	(527)
December 31	181	2,012	4,961	552	7,706
Accumulated depreciation and impairment losses
January 1	–	(1,124)	(3,017)	–	(4,141)
Depreciation charge	–	(67)	(298)	–	(365)
Impairment losses	–	–	(21)	–	(21)
Depreciation on disposals	–	31	82	–	113
Currency translation effects and other	–	88	182	–	270
December 31	–	(1,072)	(3,072)	–	(4,144)
Net book value – December 31	181	940	1,889	552	3,562
Insured value – December 31					8,320

Additions to property, plant and equipment of $713 million (2013: $684 million) comprise $600 million (2013: $625 million) of cash purchases and $113 million (2013: $59 million) of other additions, including business combinations, initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2014 was $101 million (2013: $107 million) of which $87 million is classified as Machinery and equipment (2013: $107 million) and $14 million is classified as Buildings (2013: $nil).

12. Property, plant and equipment continued

Movements in property, plant and equipment for the year ended December 31, 2013 were as follows:

2013 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	159	1,897	4,616	375	7,047
Additions	2	46	239	397	684
Disposals	(1)	(21)	(124)	–	(146)
Transfers between categories	–	104	150	(254)	–
Currency translation effects and other	(3)	23	59	(17)	62
December 31	157	2,049	4,940	501	7,647
Accumulated depreciation and impairment losses
January 1	–	(1,056)	(2,798)	–	(3,854)
Depreciation charge	–	(62)	(276)	–	(338)
Depreciation on disposals	–	17	111	–	128
Currency translation effects and other	–	(23)	(54)	–	(77)
December 31	–	(1,124)	(3,017)	–	(4,141)
Net book value – December 31	157	925	1,923	501	3,506
Insured value – December 31					8,471

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2014 are as follows:

2014 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,949	3,361	90	68	414	379	6,261
Additions from business combinations	35	25	–	–	–	4	64
Other additions	–	30	–	–	34	45	109
Retirements and disposals	–	(338)	–	(8)	(9)	(51)	(406)
Currency translation effects	(50)	(120)	(5)	(8)	(40)	(19)	(242)
December 31	1,934	2,958	85	52	399	358	5,786
Accumulated amortization and impairment losses
January 1	(280)	(2,084)	(36)	(36)	(300)	(144)	(2,880)
Amortization charge	–	(175)	(5)	(4)	(30)	(29)	(243)
Retirements and disposals	–	338	–	8	9	51	406
Currency translation effects	6	63	3	5	32	8	117
December 31	(274)	(1,858)	(38)	(27)	(289)	(114)	(2,600)
Net book value – December 31	1,660	1,100	47	25	110	244	3,186

Other additions in 2014 and 2013 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Internally developed intangible assets of $37 million (2013: $41 million) are included within other additions. Cash paid to acquire intangible assets was $82 million (2013: $75 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

Other intangibles consist principally of values assigned to leases, supply contracts and customer relationships acquired in business combinations.

13. Intangible assets continued

Movements in intangible assets for the year ended December 31, 2013 were as follows:

2013 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,923	3,304	96	70	373	328	6,094
Additions from business combinations	47	13	8	–	–	–	68
Other additions	–	17	–	–	31	54	102
Retirements and disposals	(4)	–	(14)	(2)	–	(2)	(22)
Currency translation effects	(17)	27	–	–	10	(1)	19
December 31	1,949	3,361	90	68	414	379	6,261
Accumulated amortization and impairment losses
January 1	(280)	(1,877)	(40)	(32)	(247)	(117)	(2,593)
Amortization charge	–	(175)	(5)	(4)	(46)	(25)	(255)
Impairment losses	–	(15)	(6)	–	–	(2)	(23)
Retirements and disposals	–	–	14	–	–	3	17
Currency translation effects	–	(17)	1	–	(7)	(3)	(26)
December 31	(280)	(2,084)	(36)	(36)	(300)	(144)	(2,880)
Net book value – December 31	1,669	1,277	54	32	114	235	3,381

The net book value at December 31, 2014 and 2013 of goodwill is allocated to Syngenta’s operating segments and other CGUs as summarized below:

($m)	2014	2013
Allocated to operating segments:
Europe, Africa and Middle East	235	235
North America	197	197
Latin America	173	173
Asia Pacific	355	355
Lawn and Garden	37	37
Total allocated to operating segments	997	997
Allocated to other individual CGUs:
North America corn and soybean seed	315	315
Other, not individually significant	348	357
Total allocated to other individual CGUs	663	672
Total goodwill	1,660	1,669

Goodwill on recent acquisitions which had not yet been allocated to a CGU was not material at December 31, 2014 or 2013.

14. Financial and other non-current assets

Financial and other non-current assets at December 31, 2014 and 2013, are as follows:

($m)	2014	2013
Equity securities at fair value through OCI (Note 28)	71	118
Other non-current receivables	313	358
Defined benefit post-employment benefit asset (Note 22)	8	287
Long-term derivative financial assets (Note 28)	28	56
Total financial and other non-current assets	420	819
Investments in associates and joint ventures	188	204
Total	608	1,023

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2014, these investments consist mainly of $108 million (2013: $119 million) for a 50 percent ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland, which provides manufacturing services to Syngenta and other occupants of the Monthey manufacturing site, $40 million (2013: $40 million) for a 49 percent ownership of Sanbei Seeds Co. Ltd., China and $31 million (2013: $39 million) for a 40 percent ownership of Maisadour Semences SA, France (Maisadour). The latter two entities produce and sell seeds. Maisadour sells seeds to Syngenta.

14. Financial and other non-current assets continued

Syngenta’s share of CIMO’s net income for 2013 was $40 million, which includes a contract termination penalty receipt and the deferred tax effect of a revised tax ruling. With that exception, neither effects on Syngenta’s consolidated income statement for the periods presented, nor any financial statement line items of the above associates and joint ventures themselves, are material.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2014 are as follows:

-	Goods and services provided by Syngenta to its associates and joint ventures $6 million (2013: $12 million; 2012: $16 million)

-	Goods and services provided by associates and joint ventures to Syngenta $120 million (2013: $134 million; 2012: $111 million)

At December 31, 2014 Syngenta has accounts receivable and accrued income from associates and joint ventures of $nil (2013: $18 million) and accrued liabilities to associates and joint ventures of $10 million (2013: $44 million).

A bank overdraft guarantee of $7 million (2013: $29 million) has been provided to an associate.

On November 12, 2013 Syngenta agreed to advance EUR 9 million ($12 million at December 31, 2014 currency translation rates) to its associated company Maisadour for 7 years to help finance the planned expansion of corn seed processing capacity in Maisadour Ukraine LLC, a subsidiary of Maisadour, which is a supplier of corn seeds to Syngenta. This current account advance will be made in instalments when called by Maisadour and bears a market rate of interest. At December 31, 2014 the balance outstanding was $7 million (2013: $nil). By a deed between Syngenta, Maisadour and the European Bank for Reconstruction and Development (EBRD), repayment of the principal is subordinated to a loan between the EBRD and Maisadour Ukraine LLC which is guaranteed by Maisadour.

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2014 and 2013 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2014	3,472	2,430	124	918
2013	3,817	2,767	121	929

16. Current financial debt and other financial liabilities

Current financial debt at December 31, 2014 and 2013 is as follows:

($m)	2014	2013
Bank and other short-term financial debt	325	598
Receivables factored with recourse	187	161
Current portion of long-term financial debt (Note 18)	625	708
Total current financial debt	1,137	1,467
Short-term derivative and other financial liabilities (Note 28)	192	124
Total	1,329	1,591

The following table presents additional information related to short-term borrowings at December 31, 2014:

2014 ($m)	Amount outstanding at December 31	Weighted average interest rate on outstanding balance	Average amount outstanding for the year	Weighted average interest rate on average outstanding balance	Maximum month-end amount during the year
Bank and other short-term financial debt	325	10.6%	686	5.6%	1,910
Receivables factored with recourse	187	4.0%	168	4.0%	187
Current portion of financial debt (Note 18)	625	5.4%	789	5.1%	1,389
Total	1,137	6.6%	1,643	5.2%

2013	1,467	4.4%	1,509	3.5%

The contractual maturities of current financial debt at December 31, 2014 and 2013 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2014	1,137	271	704	162
2013	1,467	539	784	144

The maturities of short-term derivative and other financial liabilities are presented in Note 27.

Information about fair values of financial liabilities is presented in Note 28.

17. Other current liabilities

Other current liabilities at December 31, 2014 and 2013 consist of the following:

($m)	2014	2013
Accrued short-term employee benefits	331	169
Taxes other than income taxes	120	120
Accrued interest payable	29	41
Accrued utility costs	70	90
Social security and pension contributions	97	106
Other payables	182	259
Other accrued expenses	155	188
Total	984	973

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents the estimated timing of cash outflows.

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2014	984	744	76	164
2013	973	617	133	223

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
4.000% Eurobond 2014	–	687
4.125% Eurobond 2015	608	687
Floating Eurobond 2017	303	–
0.750% CHF bond 2019	354	–
$ private placement notes	262	264
1.875% Eurobond 2021	605	–
3.125% $ Notes 2022	519	494
1.625% CHF bond 2024	252	–
2.125% CHF bond 2029	151	–
4.375% $ Notes 2042	248	248
Unsecured bond issues and US private placement notes	3,302	2,380
Liabilities to banks and other financial institutions	4	5
Finance lease obligations	71	62
Total financial debt (including current portion)	3,377	2,447
Less: current portion of financial debt (Note 16)	(625)	(708)
Non-current derivative financial liabilities	175	–
Other non-current liabilities and deferred income	49	57
Total	2,976	1,796

Information about fair values of financial liabilities is presented in Note 28.

Other non-current liabilities and deferred income relates to license agreements with several counterparties. Related cash flows of $14 million (2013: $16 million) are payable between one and four years and $35 million of deferred income at December 31, 2014 (2013: $41 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt outstanding at December 31, 2014 is 2.9 percent per annum (2013: 4.4 percent per annum).

The weighted average interest rate on the combined current and non-current bank and other financial debt outstanding at December 31, 2014 is 3.7 percent per annum (2013: 4.0 percent per annum). The weighted average interest rates include the cost of financing emerging market borrowings.

Interest paid on non-current financial debt was $109 million (2013: $110 million; 2012: $112 million). All non-current debt ranks equally.

18. Financial debt and other non-current liabilities continued

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

19. Provisions

Provisions at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
Restructuring provisions	36	39
Employee benefits:
Pensions (Note 22)	374	400
Other post-retirement benefits (Note 22)	19	18
Other long-term employee benefits	66	70
Environmental provisions	237	308
Provisions for legal and product liability settlements	108	132
Other provisions	52	87
Total	892	1,054

($m)	2014	2013
Current portion of:
Restructuring provisions	27	28
Employee benefits	100	108
Environmental provisions	37	60
Provisions for legal and product liability settlements	33	37
Other provisions	19	55
Total current provisions	216	288
Total non-current provisions	676	766
Total	892	1,054

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

At December 31, 2014, Syngenta recognized $14 million (2013: $35 million) in Financial and other non-current assets in respect of virtually certain reimbursements.

Syngenta has recorded provisions for environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world. These provisions are estimates of amounts payable or expected to become payable and take into consideration the number of other potentially responsible parties at each site and the identity and financial positions of such parties in light of the joint and several nature of certain of the liabilities. The material components of Syngenta’s environmental provisions are based on a risk assessment involving investigation of the various sites.

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

Other provisions mainly comprise provisions for long-term contractual obligations under license agreements.

19. Provisions continued

Movements in provisions for the year ended December 31, 2014 are as follows:

($m)	January 1	Charged to income	Release of provisions credited to income	Payments	Actuarial (gains)/losses	Transfers offset in defined benefit assets	Currency translation effects/other	December 31
Restructuring provisions:
Employee termination costs	27	27	(3)	(21)	–	–	(4)	26
Other third party costs	12	3	–	(5)	–	–	–	10
Employee benefits:
Pensions	400	144	(179)	(184)	490	(264)	(33)	374
Other post-retirement benefits	18	2	–	(4)	11	(7)	(1)	19
Other long-term employee benefits	70	5	–	(9)	–	–	–	66
Environmental provisions	308	7	(29)	(33)	–	–	(16)	237
Provisions for legal and product liability settlements	132	9	(22)	(10)	–	–	(1)	108
Other provisions	87	15	(27)	(14)	–	–	(9)	52
Total	1,054	212	(260)	(280)	501	(271)	(64)	892

Provisions for employee termination costs include severance, pension and other costs directly related to affected employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued and outstanding at, and the movements during the years ended, December 31, 2014 and 2013, are presented in the table below.

The Board of Directors of Syngenta AG was authorized on April 24, 2012 to repurchase registered shares up to a maximum value of 10 percent of the company’s share capital, for the purpose of capital reduction. On the basis of this authorization, Syngenta has established a second trading line on the SIX Swiss Exchange (“SIX”) through which a maximum of 9,312,614 registered shares can be repurchased between July 25, 2013 and July 22, 2016. Up to December 31, 2014, 303,000 shares have been repurchased.

	2014		2013
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	93.1	(1.4)	93.1	(1.4)
Cancellation of treasury shares	(0.2)	0.2	–	–
Share repurchases	–	(0.4)	–	(0.4)
Issue of ordinary shares under employee share purchase and option plans	–	0.3	–	0.4
December 31	92.9	(1.3)	93.1	(1.4)

At December 31, 2014 and 2013 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Depreciation, amortization and impairment of:
Property, plant and equipment	386	338	362
Intangible assets	243	278	278
Financial assets	4	11	3
Deferred revenue and gains	(34)	(34)	(35)
Losses/(gains) on disposal of non-current assets	(23)	3	(17)
Charges in respect of equity-settled share based compensation (Note 23)	63	67	74
(Credits)/charges in respect of provisions (Note 19)	(48)	103	183
Reduction in provision reimbursement	20	–	–
Financial expense, net	217	200	147
(Gains)/losses on hedges reported in operating income	(13)	(8)	32
Income from associates and joint ventures	(7)	(48)	(7)
Total	808	910	1,020

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where company contributions and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are generally based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were $42 million for the year ended December 31, 2014 (2013: $42 million; 2012: $38 million). Approximately 35 percent of Syngenta’s employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of Syngenta’s major defined benefit plans are funded through legally separate trustee administered funds. The cash funding of these plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

UK
In accordance with its rules, Syngenta’s UK Fund is governed by a company (the Trustee) that is controlled by a publicly listed independent professional trustee corporation. That corporation appoints the Trustee’s directors, including its own representative, Syngenta nominated and member nominated directors. The Trustee manages the UK Fund and appoints professional advisers independently to assist it in doing so. The UK Fund is subject to UK pensions legislation, is regulated by the UK Pensions Regulator and is exempt from most UK taxation through its registered status. The defined benefit section of the UK Fund has been closed since 2002, but is open to future accrual for employees who were members before that date. With effect from January 1, 2016, pensionable pay for these employees will be frozen, as described in Note 2. New employees since 2002 join a defined contribution pension plan. At retirement date, defined benefit members have the right to take up to 25 percent of the value of their benefits as a lump sum, with the balance being paid as an annuity. The Trustee is required by the UK Fund’s rules to increase pensions in payment and accrued deferred pension rights each year by the lower of 5 percent and price inflation, as measured by the UK Retail Price Index (RPI) or Consumer Price Index (CPI), as applicable. An independent actuary is required to value the UK Fund’s liabilities in accordance with UK pension regulations and certify the required contributions, both for future service and elimination of any deficit, at least every three years. Following each such valuation, employer contribution amounts must be formally agreed between Syngenta and the Trustee, subject to review by the Pensions Regulator, and remain binding until re-assessed in the following valuation. The solvency of the UK Fund, defined as its ability to pay benefits as they fall due, is guaranteed by the sponsoring subsidiary, Syngenta Ltd. Syngenta AG has irrevocably and unconditionally undertaken to ensure Syngenta Ltd. will honor that guarantee. In addition, certain benefits under the UK Fund are guaranteed by the UK Pension Protection Fund.

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

In May 2013, the Board of Trustees of Syngenta’s Swiss pension plan adopted revised rules for the plan. The principal change aligned the required annuity conversion rates for retirement benefits more closely with then current actuarial rates, resulting in a reduction in Syngenta’s defined benefit obligation. Syngenta accounted for the changes as a plan amendment. Based on an actuarial valuation at the date of the change, Syngenta recognized a past service gain of $41 million. The valuation discount rate used to measure the defined benefit obligation at the date of the change was 2.0 percent, unchanged from December 31, 2012, and the only change in other valuation assumptions compared with December 31, 2012 was to reflect the impact of the revised rules on retirement age.

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

Other plans

Within other plans, Syngenta has recorded a one-time $33 million gain in 2014 for the settlement of its defined benefit obligation in the Netherlands. The revised pension plan meets the criteria for classification as a defined contribution plan.

22. Post-employment benefits continued

The status of Syngenta’s defined benefit plans at December 31, 2014 and 2013 using actuarial assumptions determined in accordance with IAS 19 is summarized below. The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2014 and 2013:

($m)	2014	2013
Benefit obligations
January 1	6,104	5,777
Current service cost	134	124
Past service cost/(gain)	(145)	(37)
Curtailments and settlements	(288)	–
Employee contributions	42	41
Interest cost	212	201
Actuarial (gains)/losses:
From changes in demographic assumptions	22	(30)
From changes in financial assumptions	710	115
From actual experience compared to assumptions	49	42
Benefit payments	(218)	(238)
Other movements	(1)	(14)
Currency translation effects	(423)	123
December 31	6,198	6,104
Of which arising from:
Funded plans	6,009	5,915
Wholly unfunded plans	189	189

($m)	2014	2013
Plan assets at fair value
At January 1	5,994	5,584
Actual return on plan assets	497	376
Employer contributions	185	131
Employee contributions	42	41
Benefit payments	(218)	(238)
Curtailments and settlements	(256)	–
Other movements	(3)	(11)
Currency translation effects	(400)	111
December 31	5,841	5,994

Actual return on plan assets can be analyzed as follows:

($m)	2014	2013
Interest on plan assets	204	193
Actuarial gains/(losses)	293	183
Total	497	376
($m)	2014	2013
Funded status	(357)	(110)
Effect of asset ceiling1	(11)	(13)
Net accrued benefit liability	(368)	(123)
Amounts recognized in the balance sheet:	2014	2013
Prepaid benefit costs (Note 14)	8	280
Accrued benefit liability	(376)	(403)
Net amount recognized	(368)	(123)
1
All material changes in the amount shown for the asset ceiling arose from the effect of applying the ceiling at each period end. Changes due to interest and foreign currency translation were immaterial

22. Post-employment benefits continued

Of the accrued benefit liability for pensions of $376 million at December 31, 2014, $374 million is included in Note 19 as pension provisions and $2 million as restructuring provisions (2013: $400 million as pension; $3 million as restructuring).

The following table shows the estimated undiscounted future defined benefit payments that are projected to occur within ten years from the balance sheet date. Actual payments may differ from those shown because of uncertain future events, including members’ choice of benefit options as described above.
($m)
2015	248
2016	251
2017	268
2018	274
2019	295
Years 2020–2024	1,563
Total 2015–2024	2,899

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2015 is $175 million. Actual payments could differ materially from this estimate if any new funding regulations or laws are enacted or due to business and market conditions, which may result in Syngenta prepaying contributions. Additional contributions, the amount and timing of which are uncertain, may also be required as Syngenta’s restructuring programs are implemented.

In accordance with UK pension regulations, fixed deficit recovery contributions of $40 million per year to 2019 were agreed with the UK pension plan Trustee during the 2012 valuation. In 2014, $40 million of deficit recovery contributions were paid. In 2013, $15 million of prepaid contributions carried forward at December 31, 2012 were offset against this commitment during 2013 and $25 million of fixed deficit recovery contributions were paid. Additional variable contributions of up to $25 million per year are also required to be paid if the actual percentage return on plan assets is less than the agreed assumption. No fixed deficit recovery contributions were required to be made in 2012. No additional variable contributions were required to be made in 2014 or 2013 as the actual percentage return on plan assets during these years exceeded the agreed assumption in the applicable valuation.

The fair values of assets and the liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows. Unquoted investments represent investments in pooled funds in which the underlying investments are unquoted or those where the pooled fund does not have liquidity on at least a weekly basis:

22. Post-employment benefits continued

	Fair value ($m, except assumptions)
At December 31, 2014	Switzerland	UK	USA	Other plans	Total	%
Investments quoted in active markets:
Equities	509	406	186	27	1,128	19
Real estate funds	170	–	–	–	170	3
Bonds	805	648	346	28	1,827	31
Other assets	38	157	1	7	203	3
Unquoted investments:
Equities	26	604	39	1	670	11
Real estate	23	87	–	–	110	2
Bonds	64	376	–	–	440	8
Other assets	329	446	187	–	962	17
Cash and cash equivalents	130	180	19	2	331	6
Fair value of assets	2,094	2,904	778	65	5,841	100
Benefit obligation	(2,141)	(3,032)	(794)	(231)	(6,198)
of which: Active members	(1,321)	(559)	(423)
Deferred members, pensioners and dependants	(820)	(2,473)	(371)
Funded status	(47)	(128)	(16)	(166)	(357)
Significant actuarial assumptions:
Discount rate (%)	1.3	3.6	4.0	–	2.8
Inflation (RPI) (%)	n/a	3.1	n/a
Pensionable pay increase (%)	1.5	3.6	4.0
Pension increase (%)	–	3.1	n/a
Interest credit rate (%)	1.5	n/a	n/a
Remaining life expectancy (years)
male aged 63 in 2014	23.0	26.0	22.8
female aged 63 in 2014	25.4	27.5	25.1
male aged 63 in 2034	23.4	27.8	23.7
female aged 63 in 2034	25.7	29.4	25.9
Weighted average duration of benefit obligation (years)	21	17	11

22. Post-employment benefits continued

	Fair value ($m, except assumptions)
At December 31, 2013	Switzerland	UK	USA	Other plans	Total	%
Investments quoted in active markets:
Equities	439	403	221	48	1,111	19
Real estate funds	173	–	–	–	173	3
Bonds	866	605	314	29	1,814	30
Other assets	38	183	3	207	431	7
Unquoted investments:
Equities	16	623	34	–	673	11
Real estate	–	13	–	1	14	–
Bonds	61	480	–	1	542	9
Other assets	345	403	153	–	901	15
Cash and cash equivalents	131	172	30	2	335	6
Fair value of assets	2,069	2,882	755	288	5,994	100
Benefit obligation	(1,880)	(3,075)	(687)	(462)	(6,104)
of which:Active members	(1,132)	(742)	(383)
Deferred members, pensioners and dependants	(748)	(2,333)	(304)
Funded status	189	(193)	68	(174)	(110)
Significant actuarial assumptions:
Discount rate (%)	2.3	4.4	4.7	–	3.7
Inflation (RPI) (%)	n/a	3.4	n/a
Pensionable pay increase (%)	2.0	3.9	4.0
Pension increase (%)	–	3.4	n/a
Interest credit rate (%)	1.5	n/a	n/a
Weighted average duration of benefit obligation (years)	20	18	11

2012	Switzerland	UK	USA	Other plans	Total
Significant actuarial assumptions:
Discount rate (%)	2.0	4.5	3.8	–	3.6
Inflation (RPI) (%)	n/a	2.8	n/a
Pensionable pay increase (%)	2.0	3.3	4.0
Pension increase (%)	–	2.8	n/a
Interest credit rate (%)	1.5	n/a	n/a

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Current service cost	134	124	111
Past service cost/(gain)	(145)	(37)	–
Curtailments and settlements	(32)	–	–
Interest on the net defined benefit liability/(asset)	7	8	4
Net periodic benefit cost	(36)	95	115

Amounts recognized in OCI were as follows for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Amounts recognized during the period:
Actuarial (gains)/losses	488	(56)	52
Effect of asset ceiling	2	(41)	50

The sensitivity of the benefit obligation to the significant actuarial assumptions is discussed in Note 2 “critical accounting estimates”.

Other post-retirement benefits
Syngenta’s net liability for other post-retirement benefits at December 31, 2014 was $19 million (December 31, 2013: $11 million) which comprised a defined benefit obligation of $167 million (2013: $156 million) and plan assets of $148 million (2013: $145 million). $19 million is reported within Other post-retirement benefits provision in Note 19 (2013: $18 million) and $nil within Defined benefit post-employment benefit asset in Note 14 (2013: $7 million). Actuarial losses recognized in OCI for the period were $11 million (2013: actuarial gains of $39 million; 2012: losses of $20 million). In 2012, amendments to other post-retirement benefit plans, principally the introduction of an annual cap on future medical expenses to be reimbursed to participants in Syngenta’s US post-retirement healthcare plan, resulted in past service gains of $50 million recognized in the 2012 consolidated income statement. Except for these past service gains, expense recognized in the consolidated income statement, contributions to the other post-retirement benefit plans and benefit payments by the plans were not material for 2014, 2013 or 2012.

The assumed healthcare cost trend rate at December 31, 2014 was 7.2 percent, decreasing in each successive year from 2014 onwards, to reach an ultimate rate of 5.0 percent in 2021 (December 31, 2013: 7.2 percent decreasing to 5.0 percent in 2020).

23. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plan (LTI)
The Syngenta Long-Term Incentive Plan provides selected executives and key employees of Syngenta with the opportunity to obtain the right to purchase shares of Syngenta AG. The grant of options for Syngenta shares is at the discretion of the Compensation Committee, whose members are appointed by the Board of Directors of Syngenta.

The following table sets out share option activity under this plan during 2014 and 2013, including the equivalent American Depositary Shares (ADS) that are offered to Syngenta employees in the USA, and summarizes information about share options outstanding at December 31, 2014 and 2013.

	Exercise price	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	($ equivalent2)	(thousands of options)						(years)
Year ended December 31, 2014
Awarded in 2003	59.7	60.4	6.9	–	(6.9)	–	–	–	–
Awarded in 2004	89.3	90.3	10.6	–	(9.6)	(1.0)	–	–	–
Awarded in 2004	89.3	90.3	19.3	–	(12.0)	–	7.3	7.3	0.25
Awarded in 2005	127.4	128.8	30.4	–	(17.7)	–	12.7	12.7	0.25
Awarded in 2006	185.0	187.0	43.2	–	(8.8)	–	34.4	34.4	1.25
Awarded in 2007	226.7	229.2	54.5	–	(8.6)	–	45.9	45.9	2.25
Awarded in 2008	301.5	304.8	75.4	–	(10.6)	–	64.8	64.8	3.25
Awarded in 2009	233.4	236.0	129.1	–	(18.5)	(0.2)	110.4	110.4	4.25
Awarded in 2010	283.7	286.8	80.1	–	(10.0)	–	70.1	70.1	5.25
Awarded in 2011	308.7	312.1	172.6	–	(27.2)	(0.8)	144.6	144.6	6.25
Awarded in 2012	300.4	303.7	264.0	–	(8.1)	(7.7)	248.2	10.0	7.25
Awarded in 2013	391.4	395.7	257.8	–	–	(13.0)	244.8	9.5	8.25
Awarded in 2014	325.9	329.5	–	347.8	–	(7.6)	340.2	7.3	9.25
Total for year ended December 31, 2014			1,143.9	347.8	(138.0)	(30.3)	1,323.4	517.0

	Exercise price	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	($ equivalent2)	(thousands of options)						(years)
Year ended December 31, 2013
Awarded in 2002	98.0	110.0	2.3	–	(0.3)	(2.0)	–	–	–
Awarded in 2003	59.7	67.0	1.9	–	(1.6)	(0.3)	–	–	–
Awarded in 2003	59.7	67.0	11.4	–	(4.5)	–	6.9	6.9	0.25
Awarded in 2004	89.3	100.2	26.8	–	(16.2)	–	10.6	10.6	0.25
Awarded in 2004	89.3	100.2	31.4	–	(12.1)	–	19.3	19.3	1.25
Awarded in 2005	127.4	143.0	44.5	–	(13.8)	(0.3)	30.4	30.4	1.25
Awarded in 2006	185.0	207.6	51.3	–	(7.8)	(0.3)	43.2	43.2	2.25
Awarded in 2007	226.7	254.4	68.2	–	(13.5)	(0.2)	54.5	54.5	3.25
Awarded in 2008	301.5	338.4	119.9	–	(44.3)	(0.2)	75.4	75.4	4.25
Awarded in 2009	233.4	262.0	173.9	–	(44.6)	(0.2)	129.1	129.1	5.25
Awarded in 2010	283.7	318.4	149.6	–	(69.5)	–	80.1	80.1	6.25
Awarded in 2011	308.7	346.5	180.3	–	(6.6)	(1.1)	172.6	3.2	7.25
Awarded in 2012	300.4	337.1	275.3	–	(8.5)	(2.8)	264.0	2.5	8.25
Awarded in 2013	391.4	439.3	–	260.6	–	(2.8)	257.8	0.2	9.25
Total for year ended December 31, 2013			1,136.8	260.6	(243.3)	(10.2)	1,143.9	455.4
1	At the December 31, 2014 exchange rate
2	At the December 31, 2013 exchange rate

All fully vested options are exercisable.

23. Employee share participation plans continued

Since the 2012 award, the closing share price on the SIX at the grant date has been used to set the equity grant value and exercise price.

Until the 2012 award, the exercise prices were equal to either the weighted average share price on the SIX for the five business days preceding the grant date, or the share price on the SIX at the grant date, with the Compensation Committee having determined which of the two exercise prices were used for each grant year. Options over ADSs are converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after completion of three years service and terminate after 10 or 11 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

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

The following table sets out RSU activity under this plan during 2014 and 2013 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs outstanding at December 31, 2014 and 2013.

RSUs	Grant date fair value	Grant date fair value	Outstanding at January 1	Granted	Distributed	Forfeited/ other	Outstanding at December 31	Remaining life
	(CHF)	($ equivalent1)	(thousands of shares)					(years)
Year ended December 31, 2014
Awarded in 2011	287.4	302.9	74.4	–	(74.4)	–	–	–
Awarded in 2012	277.0	305.6	83.9	–	(5.2)	(2.7)	76.0	0.25
Awarded in 2013	359.7	389.0	74.8	–	(2.4)	(2.9)	69.5	1.25
Awarded in 2014	298.5	332.6	–	98.4	(0.9)	(1.9)	95.6	2.25
Total for year ended December 31, 2014			233.1	98.4	(82.9)	(7.5)	241.1

Year ended December 31, 2013
Awarded in 2010	265.0	245.3	84.4	–	(84.4)	–	–	–
Awarded in 2011	287.4	302.9	80.7	–	(4.8)	(1.5)	74.4	0.25
Awarded in 2012	277.0	305.6	88.3	–	(2.4)	(2.0)	83.9	1.25
Awarded in 2013	359.7	389.0	–	77.3	(0.5)	(2.0)	74.8	2.25
Total for year ended December 31, 2013			253.4	77.3	(92.1)	(5.5)	233.1
1	At the grant date exchange rate

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

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2014	2013
Dividend yield	2.8%	2.7%
Volatility	20.1%	20.9%
Risk-free interest rate – shares (CHF)	1.0%	0.8%
Risk-free interest rate – ADSs ($)	2.8%	2.0%
Expected life	7 years	7 years
Exercise price (CHF per share)	325.9	391.4
Exercise price ($ equivalent per share1)	363.1	423.3
1	At the grant date exchange rate

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta AG shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta AG share price, and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2014, as measured at the grant date, was based on the 120-month historical volatility of Syngenta AG shares on the SIX.

23. Employee share participation plans continued

Syngenta Deferred Share Plan
The Syngenta Deferred Share Plan provides selected senior executives with an opportunity to obtain shares of Syngenta AG. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The grant date value of a deferred share and the corresponding matching share is the Syngenta share price on the grant date adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A mandatory part of the short-term incentive is allocated as deferred shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants. Vesting can occur before the end of three years in particular circumstances including retirement. None of the shares vest on a pro rata basis during the vesting period.

The following table sets out activity under this plan during 2014 and 2013 including the equivalent ADSs that are offered to Syngenta employees in the USA:
	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
		(thousands of shares)			(years)
Year ended December 31, 2014
Awarded in 2011	25.0	–	(25.0)	–	–
Awarded in 2012	51.5	–	(5.6)	45.9	0.25
Awarded in 2013	26.7	–	(2.0)	24.7	1.25
Awarded in 2014	–	1.3	(0.1)	1.2	2.25
Total for year ended December 31, 2014	103.2	1.3	(32.7)	71.8

Year ended December 31, 2013
Awarded in 2010	19.2	–	(19.2)	–	–
Awarded in 2011	27.0	–	(2.0)	25.0	0.25
Awarded in 2012	54.0	–	(2.5)	51.5	1.25
Awarded in 2013	–	26.9	(0.2)	26.7	2.25
Total for year ended December 31, 2013	100.2	26.9	(23.9)	103.2

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Grant date fair value ($ equivalent1)	Thousands of shares
Awarded in 2012	277.0	305.6	45.9
Awarded in 2013	359.7	389.0	24.7
Awarded in 2014	298.5	332.6	1.2
Total			71.8
1	At the grant date exchange rate

None of these shares are vested as at December 31, 2014.

Employee share purchase plans
Syngenta has employee share purchase plans in various countries, which entitle employees to subscribe for shares in Syngenta AG with the benefit of either discounts from market value varying between 33 percent and 50 percent or a matching share. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK plan, for which completion of three years service is required before vesting. Maximum annual subscription amounts per employee vary between $500 and $3,000. In 2014, a total of 73,840 (2013: 68,086) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense
The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Long-Term Incentive Plan	42	39	36
Deferred Share Plan	7	26	36
Employee Share Purchase Plans	14	15	12
Total	63	80	84

23. Employee share participation plans continued

Other information regarding the plans is as follows:

	2014	2013	2012
Weighted average fair value of options granted during year (CHF per option)	46.4	57.0	51.1
Weighted average fair value of options granted during year ($ equivalent per option1)	51.3	62.6	55.9
Weighted average share price at exercise date for options exercised during year (CHF per option)	329.4	390.2	320.0
Weighted average share price at exercise date for options exercised during year ($ equivalent per option2)	366.3	421.2	345.5

Fair value of shares granted during year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	597.0	719.4	553.9
Deferred Share Plan ($ equivalent per unit1) – combined value of basic and matching share award	665.2	778.1	611.2
Employee Share Purchase Plans (CHF per share)	166.6	180.2	173.3
Employee Share Purchase Plans ($ equivalent per share1)	177.3	206.6	175.8
Employee Share Purchase Plan ($ per ADS)	21.8	26.2	25.2

Cash received from exercise of options and subscription for shares ($m)	53	83	105
1	At the grant date exchange rate
2	At the exercise date average exchange rate for the month

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are considered to be the members of the Syngenta Executive Committee and the Board of Directors (“Board”). Their compensation is as follows for the years ended December 31, 2014, 2013 and 2012:

($m)	2014	2013	2012
Fees, salaries and other short-term benefits	12	13	14
Post-employment benefits	2	2	2
Share based compensation	12	15	16
Total	26	30	32

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The compensation amounts presented above have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91 (2013: 0.93; 2012: 0.93).

The amount disclosed for share based compensation is the expense for the period calculated in accordance with IFRS 2, “Share Based Payment” and as described in Note 29, relating to key management personnel. The cost of a share based compensation award is spread over the vesting period of the award. Therefore the charge for each year comprises parts of that year’s awards and those of preceding years that had not already vested at the start of the year.

Members of the Board, excluding the Chairman and the Chief Executive Officer, are eligible for the share plan for non-executive Directors. Eligible Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. Under these plans, members of the Board were allocated a total of 2,644 shares in lieu of cash compensation. These shares vest immediately and had a combined fair value at grant of $1 million (2013: $1 million; 2012: $1 million).

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta Corporate Governance Report.

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

25. Commitments and contingencies

Commitments
Minimum future lease payments at December 31, 2014 for finance leases are $74 million (2013: $61 million), of which $21 million is due within one year (2013: $20 million), $41 million after more than one but less than five years (2013: $30 million) and $12 million thereafter (2013: $11 million).

Fixed-term, non-cancelable operating lease commitments total $91 million at December 31, 2014 (2013: $99 million) of which $28 million is due within one year (2013: $26 million), $55 million after more than one and less than five years (2013: $61 million) and $8 million thereafter (2013: $12 million). Operating lease payments relate to leases of buildings, office equipment and vehicles. Operating lease expense in 2014 is $33 million (2013: $32 million; 2012: $45 million).

Commitments for the purchase of property, plant and equipment at December 31, 2014 are $188 million (2013: $279 million).

At December 31, 2014 and 2013, Syngenta has entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2014		2013
($m)	Materials purchases	Other	Materials purchases	Other
Within one year	511	69	406	58
From one to two years	136	30	241	28
From two to three years	76	21	64	25
From three to four years	161	18	154	14
From four to five years	12	12	17	15
After more than five years	45	28	11	50
Total	941	178	893	190

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

Contingencies

Litigation matters
Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Consequently, it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures in excess of the established provisions that are reported in Note 19. Further, the range of amounts involved, as well as the period of time over which many of these expenditures may be made cannot be reasonably estimated.

Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in relation to Syngenta’s businesses and the risks to which it is subject.

25. Commitments and contingencies continued

Significant recent or on-going legal proceedings are described below.

VIPTERA™
Since September 12, 2014, a total of 762 lawsuits (as of January 28, 2015) have been filed against Syngenta in state and federal courts in the United States by plaintiffs seeking damages from Syngenta for commercializing its AGRISURE VIPTERA® (MIR162) and DURACADE™ corn seed in the U.S. before those products obtained import approval from China. Of the 762 lawsuits, 696 of the lawsuits were filed by individual plaintiffs (growers of non-MIR162 corn and exporters such as Cargill and Archer Daniels Midland), and 66 by putative classes of both growers of non-MIR162 corn and of exporters and others affected.  545 of the lawsuits were originally filed in federal court. Of the 217 lawsuits originally filed in state court, Syngenta has removed or is in the process of removing all of those cases to federal court.  Plaintiffs in several of the removed cases have sought remand to state court. Syngenta successfully defeated a motion to remand in two of those cases while other remand motions remain pending. On December 11, 2014, the Judicial Panel on Multidistrict Litigation ordered the consolidation of federal cases in the District of Kansas for coordinated or consolidated pre-trial proceedings under the multi-district litigation process (“MDL”). This order also applies to cases that were removed from state court to federal court, although those plaintiffs can and will continue to seek remand by arguing in the MDL in Kansas that those cases should be returned to their state courts of origin for jurisdictional reasons. The causes of action referred to in the lawsuits generally include product liability, negligence, tortious interference, public nuisance and trespass to chattels. The allegations include claims that Syngenta issued misleading statements concerning the status of or timetable for approval of import of VIPTERA™ corn into China and that the public had a right to expect that corn sold to the general public was free from “contamination” with VIPTERA™ corn. Certain members of management have been named as defendants in one of the lawsuits. The Cargill lawsuit refers to damages of in excess of $90 million and one of the exporter lawsuits specifies damages of $41 million. The cases are at an early stage and no trial date has been set. Syngenta strongly believes that the claims in these cases are without merit and will vigorously defend the lawsuits, and is assessing the scope for potential counterclaims.

Canada Beekeeper Lawsuits
In September 2014, a claim was filed in Ontario, Canada by two representative members on behalf of a putative class comprising all beekeepers who have owned or continue to own and operate honey producing, pollinating, and/or queen bee rearing businesses in Canada since January 1, 2006, against a number of Syngenta legal entities together with certain entities of a second manufacturer of neonicotinoid insecticides. Plaintiffs allege negligence through the sale by that manufacturer and by Syngenta of products containing such insecticides in the knowledge that they would be injurious to bees and by virtue of misrepresentations and concealment relating thereto. Plaintiffs claim 400 million Canadian dollars ($345 million at the December 31, 2014 exchange rate) general and 50 million Canadian dollars ($43 million at the December 31, 2014 exchange rate) punitive damages. The pleadings in the Ontario proceedings have subsequently been amended by plaintiffs’ counsel to add waiver of tort and unlawful conspiracy to the single cause of action, negligence, which was previously pleaded. Both of the additional causes of action are ancillary to and largely dependent on the negligence claim. The Syngenta defendant legal entities (Syngenta Canada, Inc. and Syngenta International AG) have filed appearances in the proceedings. Subject to any preliminary motions, the next step in these proceedings will be a certification motion brought by the representative plaintiffs. No dates have been scheduled for any motions at this time. In October 2014, a Motion for Authorization was filed by the same firm of plaintiffs’ counsel in Montréal, Quebec seeking permission to bring a similar class proceeding in that province. The proposed representative plaintiff operates a family business specialised in the breeding of queen bees. The Quebec litigation closely resembles the original Ontario lawsuit claiming negligence except that, rather than a nationwide class it alleges a class limited to Quebec. At this preliminary motion stage damages are unspecified. Notices of appearance have been entered on behalf of the Syngenta defendant legal entities in Quebec. No case management judge has yet been appointed in the Quebec proceedings and no date has been scheduled for the Motion for Authorization.  Syngenta believes the claims in these cases are without merit and will vigorously defend the lawsuits.

Atrazine related litigation
In August, 2013, a personal injury Complaint relating to atrazine was filed under seal in the Circuit Court for the Twentieth Judicial Circuit, St Clair County, Illinois, on behalf of an unnamed minor (the case being brought under the alias James Doe) and his parents, against Syngenta Crop Protection LLC, Syngenta AG, a distributor, Growmark Inc, and three local dealers, M&M Service Company, Hamel Seed & Farm Supply, Inc., and St Clair Service Company. The Complaint alleges public nuisance, strict liability, and negligence and seeks unspecified damages together with the costs of suit. Answers and Affirmative Defenses were filed on January 21, 2014 for Syngenta Crop Protection LLC as well as the non-Syngenta defendants, and on February 25, 2014 the Answer and Affirmative Defenses of Syngenta AG were also filed. Documentary fact discovery in the litigation opened in March 2014 and is continuing. The claims in the lawsuit have no grounding in fact or science and Syngenta will vigorously defend the lawsuit.

25. Commitments and contingencies continued

Tax matters
Significant management judgment is required to estimate the tax provisions related to the eventual outcome of reviews and audits by tax authorities of tax returns filed by Syngenta’s subsidiaries. Tax returns filed by many of Syngenta’s subsidiaries during the past several years are either currently under examination by tax authorities or are open for future examination until expiry under statutes of limitation. Syngenta is also subject to certain tax claims pending before the judiciary. In Syngenta’s opinion, the likelihood is remote that a material amount in excess of current provisions will result from the resolution of any such examination or case. However, it is reasonably possible that actual outcomes and settlements may differ significantly from the estimated liabilities shown in the consolidated balance sheet for income taxes and in Note 17 for other taxes.

Environmental matters
It is reasonably possible that Syngenta may be required to make expenditures in excess of the established provisions that are reported in Note 19 to remediate environmental liabilities at some currently or formerly owned, leased and third party sites throughout the world. Further, in cases where it is not possible to estimate reliably the remediation costs that may be incurred in the future for environmental damage that has occurred at sites currently in operation and having no present obligation for environmental damage remediation, no provisions have been made. This is because it is neither possible to determine a time limit beyond which the sites will no longer be operated, nor what remediation costs may be required upon their eventual closure.

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

Other matters
In 2011, Syngenta had been asked to provide information to US regulatory authorities concerning possible violations of applicable anti-corruption laws in Russia. The US regulatory authorities have concluded their investigation and recommended no further action.

Contingencies summary
Given the inherent difficulties in estimating liabilities relating to litigation, tax, environmental and certain other matters due to uncertainty concerning both the amount and timing of future expenditures, it is reasonably possible that additional costs  may be incurred materially in excess of provisions recorded for such liabilities. Such expenditures in excess of established provisions, could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into $, are:

	2014 per $	2013 per $
Swiss franc	0.99	0.89
British pound sterling	0.64	0.61
Euro	0.82	0.73
Brazilian real	2.66	2.34

Average rates during the years ended December 31, used for the consolidated income and cash flow statements, to translate the following currencies into $, are:

	2014 per $	2013 per $	2012 per $
Swiss franc	0.91	0.93	0.93
British pound sterling	0.61	0.64	0.63
Euro	0.75	0.75	0.78
Brazilian real	2.35	2.16	1.95

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

A financial risk management framework is in place in the form of a Treasury policy approved by the Board of Directors. This policy provides guidance over all Treasury and finance related matters, is underpinned by delegated authority guidelines and is additionally supported by detailed procedures in place across Syngenta. In accordance with its Treasury policy, Syngenta actively monitors and manages financial risk with the objectives of reducing fluctuations in reported earnings and cash flows from these risks and providing economic protection against cost increases. These objectives are achieved through (a) a monthly assessment of the impact of market risks against defined risk limits (see following section), which take into account the risk appetite of Syngenta and (b) the use of a variety of derivative and non-derivative financial instruments.

Financial instruments available for use to mitigate these risks are selected by Syngenta according to the nature of the underlying risk. These instruments are designed to economically hedge underlying risks arising from operational activities and from funding and investment positions. Syngenta does not enter into any speculative financial transactions.

The fair values and the volumes of the derivatives (including the time periods being hedged and the average strike/price achieved) used to manage financial market risks are below, classified by accounting treatment: CF and FV indicate derivatives where cash flow hedge and fair value hedge accounting is applied, respectively; and M2M indicates derivatives that are marked to market through profit or loss and hedge accounting is not specifically required. The transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As such, there is no single average strike or price of the derivatives, except for interest rate swaps where the average strike US dollar rate is 3.5 percent.
		Fair value of outstanding derivatives1			Maturity profile in $m			Average strike/price
2014 Risk	Accounting treatment	$m quantity	Assets	Liabilities	0-90 days	90-days -1 year	1-5 years	>5 years
Foreign exchange risk ($m)
Trading transaction – committed	M2M	5,670	136	(90)	30	13	3	–	–
Trading transaction – uncommitted	CF	1,667	45	(60)	7	(22)	–	–	–
Trading transaction – uncommitted	M2M	–	–	–	–	–	–	–	–
Issued financial debt and interest	CF	2,316	–	(200)	–	(25)	(66)	(109)	–
Interest rate risk	FV	500	26	–	–	–	–	26	3.5%
Commodity price risk
Gas2	CF	13	–	(3)	(1)	(2)	–	–	–
Soft commodities3	M2M	189	36	–	22	14	–	–	–
Soft commodities4	CF	3	2	–	–	2	–	–	–
Total		10,358	245	(353)	58	(20)	(63)	(83)

1	The fair values of derivatives are reported in the consolidated Balance Sheet as shown in Note 28
2	3,176,070 million British thermal units
3	Mainly 1,331,575 lbs of coffee
4	595,000 bushels of soybean

Of the derivatives listed in the table above, hedge accounting is applied wherever possible. Exceptions to this are derivatives where the fair value movements of the hedges and the retranslation of the underlying exposures are largely offset in profit or loss (hedging foreign exchange risk of committed monetary items); or derivatives placed, which do not fulfil the specific requirements of the accounting standard to achieve hedge accounting (hedging foreign exchange risk of uncommitted forecast transactions; commodity price risk: soft commodities, principally Brazil coffee purchases as part of barter programs).

For those transactions which are not designated for hedge accounting purposes, the gains and losses on those hedging instruments for the year 2014 were as follows:

-
Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third parties. The amount recorded in profit or loss in 2014 is a loss of $23 million (2013: gain of $1 million; 2012: loss of $8 million).

-
Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases, principally purchases related to corn in North America and corn and soybean in Latin America, and the resale of various crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2014 is a loss of $4 million (2013: loss of $13 million; 2012: gain of $31 million). The profit or loss impact from the corresponding forecasted transactions occurs when the related finished product inventories are sold, which is generally in the year following recognition of the gain or loss on the hedge.

27. Risk management of financial risks continued

Assessment of the impact of market risks
The impact of market risks is assessed using a variety of Value-at-Risk (VaR) and Earnings-at-Risk (EaR) methods. These methods are adjusted to reflect the nature of the exposures and the impact of the exposures on profit or loss of the financial year. The specific methods used to assess the impact of financial risks are described below:

Risk	Method	Exposure (financial statement item)	Time horizon (months)
Foreign exchange risk
Trading transaction – committed	VaR	Monetary asset and liability carrying amounts	1
Trading transaction – uncommitted	EaR	Operating income	12
Issued financial debt and interest	VaR	Monetary liability carrying amounts	1
Translation	VaR	Cumulative translation adjustment in OCI	1
Interest rate risk	EaR	Interest expense	12
Commodity price risk	EaR	Operating income	12

VaR and EaR calculations are risk management tools designed to statistically estimate with a pre-set probability the maximum amount of potential losses in value (VaR) or earnings (EaR) over a specific (holding) time period given current and forecast positions and possible movements in market prices. The VaR and EaR methods used by Syngenta estimate the gross impact on the consolidated financial statements if the underlying items were not hedged and the net impact of the combined underlying hedged items and the related hedging instruments. VaR and EaR calculations attempt to recognize that holding different assets and liabilities or incurring different future cash flow exposures may reduce portfolio risk through diversification. Such diversification effects are captured within the calculations, which aim to present the risk based on Syngenta’s currency exposure as a whole, rather than the sum of the exposures to the individual currency pairs within the portfolio of exposures. Using historical data, the VaR and EaR calculations are designed to predict possible changes in the markets in the future at a 99 percent confidence level, with a 1 percent probability that actual results will be worse than calculated. The time horizon used to calculate the VaR figures for each risk is determined by the time period over which management forecasts and monitors changes in the risk and in Syngenta’s exposure to it and takes mitigating actions in response to those changes.

The assessment of the impact of market risks is performed monthly and the results are compared against annually defined risk limits. In cases where the net impact is higher than a risk limit, Syngenta enters into derivative financial instrument transactions in order to stay within the risk limits approved in the risk management policy. Breaches of risk limits, should they occur, are immediately reported to senior management.

Syngenta cannot predict future movements in risk variables precisely, therefore calculations of the impact of market risks neither represent actual losses nor consider the effects of potential favorable movements in underlying risk variables. Accordingly, these calculations may only be an indication of future movements to the extent the historic market patterns repeat in the future.

Foreign exchange risk
Operating worldwide exposes Syngenta to foreign exchange transaction and translation risk at both the Group and subsidiary level. Syngenta’s policy is to hedge the effect of foreign exchange translation risk on shareholders’ equity only in specific circumstances, for example to protect the value of temporary excess foreign currency denominated cash positions.

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

Such committed foreign currency exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations. The risk management strategy is to ensure that these committed exposures are fully hedged, unless otherwise approved by Group Treasury, for example where not deemed cost-effective or where there is no forward market for a specific currency.

The derivative instruments that Syngenta’s risk management policy allows to be used to manage the risk are foreign exchange forward contracts and cross currency swaps with the same risk (foreign exchange currency index), where the fair value movements of the hedges and the retranslation of the underlying committed exposures are largely offset in profit or loss.

27. Risk management of financial risks continued

The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the items within the hedged exposure effectively matches the timing of the cash flows of the derivative instrument.

Net committed transactional currency exposures are identified and reported on a monthly basis by business units. The impact of the hedging program can be illustrated in the VaR calculations for committed exposures, which relate to the revaluation of exposures relative to spot rates over a monthly period. The impact of interest differentials and other factors is not included in these calculations.

($m, except risk reduction %)	December 31, 2014 Value-at-Risk			December 31, 2013 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	47	15	69%	114	1	99%
Brazilian real	54	–	100%	55	6	89%
British pound sterling	36	6	84%	30	2	93%
Rest of world	121	27	78%	169	24	86%
Total undiversified	258	48	81%	368	33	91%
Diversification	(178)	(33)	82%	(258)	(25)	90%
Net VaR	80	15	81%	110	8	93%

At December 31, 2014, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $15 million (December 31, 2013: $8 million).

The largest exposures arise in Swiss franc, Brazilian real and British pound sterling. Switzerland and Great Britain house large research and manufacturing sites. In recent years, due to the growth of Syngenta sales, exposures in emerging markets (particularly Brazil) have become significant.

Foreign exchange transaction risk – uncommitted
Uncommitted cash flows are highly probable future cash flows from expected future transactions for which Syngenta does not yet have a contractual right or obligation (mainly sales and costs).

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

The risk management objective is to minimize the impact of changes in foreign exchange rates on the cash flows and operating income forecasted to result from these transactions. The transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. Transactions in a specific calendar year are managed cumulatively in separate portfolios.

The cumulative diversified risk of the whole portfolio can be reduced by entering into derivative transactions for a portion or the full amount of the individual transactions so that the remaining risk of the whole portfolio is at acceptable levels within clearly defined risk limits. The risk management objective is applicable for transactions in the following 24 months. Currently transactions for the next 12 month period are being hedged.

The derivative instruments that Syngenta’s risk management policy allows to be used to manage the risk are:

-	foreign exchange forward contracts and net purchased currency options with the same risk (foreign exchange currency index) which are eliminating or reducing the uncertainty in the cash flows.

-
placed mainly with the same or (to a lesser extent) with shorter maturity than the timing of the cash flows being hedged so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

27. Risk management of financial risks continued

The impact of the hedging program on the amounts of cash flows can be illustrated in the Earnings-at-Risk calculation performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

($m, except risk reduction %)	December 31, 2014 Earnings-at-Risk			December 31, 2013 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	192	110	43%	157	99	37%
Brazilian real	79	75	5%	172	138	20%
Russian ruble	52	52	–	14	14	–
Euro	46	47	(1)%	38	41	(8)%
British pound sterling	26	14	48%	29	25	14%
Rest of world	193	175	9%	153	142	7%
Total undiversified	588	473	20%	563	459	18%
Diversification	(373)	(315)	16%	(296)	(262)	11%
Net EaR	215	158	27%	267	197	26%

At December 31, 2014, the total potential adverse movement for 2015 net transactional flows after hedges relative to year-end, at a 99 percent confidence level, was $158 million (December 31, 2013: $197 million).

The net resulting Earnings-at-Risk figures at December 31, 2014 decreased compared with December 31, 2013 mainly due to increased hedging activities and an improvement in the portfolio diversification properties. Earnings-at-Risk exposures are greatest for the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized. In addition, the Russian ruble has emerged as a key risk currency for Syngenta given the size of the business and the recent ruble volatility. At December 31, 2014, Syngenta had no hedging in place for the ruble. Syngenta intends to manage the risk associated with ruble volatility principally by setting sales prices locally based on an underlying price list in US dollars while keeping the risk limits and hedging opportunities for its current and expected short ruble position under regular review.

Foreign exchange transaction risk – issued financial debt and interest
Syngenta has a funding strategy which involves securing a diversification of funding sources in different markets and maintaining an optimal currency mix of debt.

This additional foreign currency exposure arises from the debt issuances in Euro and in Swiss franc under the Euro Medium Term Note (EMTN) program. The risk management objective is to minimize the impact of changes in foreign exchange rates on these foreign currency denominated debt interest and principal repayments.

The foreign exchange risk on the foreign currency denominated debt is managed mostly by derivative instruments, and to a lesser extent within a portfolio of other committed transactions, so that no material foreign currency risk remains as a result of the foreign currency denominated debt.

The derivative instruments which Syngenta’s risk management policy allows to be used to manage the risk are:

-
cross currency swaps designated as hedges of foreign exchange risk of future interest and principal payments on foreign currency financial debt which are eliminating or reducing the uncertainty in the cash flows.

-
placed mainly with the same terms as the items being hedged so that the timing of the interest and principal repayments of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

27. Risk management of financial risks continued

Foreign exchange translation risk
Translation exposure arises from the consolidation of foreign currency denominated financial statements of Syngenta’s subsidiaries. This is reported as currency translation effects in OCI.

Translation risk can be significant; however, Syngenta regards its equity base to be of sufficient magnitude generally to absorb the short- to medium-term impact of exchange rate movements.

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. No hedging was undertaken for exposures of this type during the years ended December 31, 2014 or 2013. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2014 and 2013.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2014 Value-at-Risk	December 31, 2013 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	139	107
Swiss franc	102	286
Euro	31	29
British pound sterling	44	61
Rest of world	123	114
Total undiversified	439	597
Diversification	(222)	(182)
Net VaR	217	415

At December 31, 2014, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $217 million (December 31, 2013: $415 million). The Value-at-Risk at December 31, 2014 decreased compared with December 31, 2013 because the proportion of consolidated equity denominated in CHF decreased following a change in the currency of certain intercompany financing balances and the resulting change in the functional currency of one Syngenta subsidiary. This reduces Syngenta’s exposure to CHF translation risk.

The two largest single currency exposures arise in the Swiss franc and Brazilian real, driven by the large operations and investments in facilities in Switzerland and Brazil.

Interest rate risk
Syngenta is exposed to fluctuations in interest rates on its borrowings (including forecasted borrowings) and excess cash. While the majority of Syngenta’s borrowings have fixed interest rates, portions of Syngenta’s net borrowings, including its short-term commercial paper program and local borrowings, are subject to changes in short-term interest rates.

Syngenta monitors its interest rate exposures and analyzes the potential impact of interest rate movements on net interest expense. The risk management strategy involves ensuring an efficient fixed/floating mix of total debt within approved interest rate limits.

The derivative instruments allowed to manage the risk are interest rate swaps relating to future interest payments of financial debt liabilities. The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

At December 31, 2014, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $6 million (2013: $12 million). The net amount of Earnings-at-Risk on net debt, as defined under “Capital structure” below, due to potential changes in interest rates was immaterial at December 31, 2014 and 2013.

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

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. At December 31, 2014, there was no hedge protection in place for oil for 2015 (December 31, 2013: no hedge protection in place for oil for 2014). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

Natural gas exposure occurs in Syngenta’s primary manufacturing sites and Syngenta is managing the exposure by hedging the main risk component, which is the natural gas market price, contractually linked to the NYMEX natural gas benchmark price. The other risk components within the exposure are immaterial.

27. Risk management of financial risks continued

The main objective of managing commodity price risk is to reduce the impact of commodity price changes on operating income and to provide economic protection against future cost increases. Syngenta uses fixed price contracts and derivatives (both Over-the-Counter (OTC) and exchange traded instruments, including commodity option and futures contracts) to achieve this objective. The derivative instruments are placed with the same maturity as the expected cash flows of the hedged transactions so that the timing of the cash flows of the hedged transactions effectively matches the timing of the cash flows of the derivative instrument.

At December 31, 2014, the net amount of Earnings-at-Risk due to potential changes in natural gas prices was not material. Earnings-at-Risk due to potential changes in prices of soft commodities, principally corn and soybean, assuming a 12-month holding period are presented below.

	December 31, 2014 Earnings-at-Risk			December 31, 2013 Earnings-at-Risk
Soft commodities ($m, except risk reduction %)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified1	30	27	12%	54	35	35%
1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2014 to $27 million (December 31, 2013: $35 million). The decrease in net risk in 2014 is mainly due to lower exposure volumes.

Derivatives and hedge accounting
In accordance with the transitional requirements of IFRS 9, information for 2014 below is in accordance with IFRS 9 and comparative information for 2013 and 2012 is in accordance with IAS 39, as previously applied by Syngenta.

Syngenta seeks to apply, wherever possible, hedge accounting to present its financial statements in accordance with the economic purpose of the hedging activity. Hedges for which hedge accounting is not adopted either (a) do not meet the requirements for hedge accounting treatment under IFRS or (b) when combined with the accounting for the underlying hedged items, impact the financial statements in a manner aligned with the economic purpose of the hedging transaction without the need to adopt hedge accounting treatment, for example hedges of monetary items denominated in foreign currency.

Syngenta determines the economic relationship between the hedged items and the hedging instruments by reviewing the critical terms of the hedged items and the hedging instruments. As a result Syngenta concludes that the risk being hedged for the hedged items and the hedging instruments is sufficiently aligned, there is no inherent mismatch in the hedging relationship and a 100% hedge ratio applies both for the actual quantities hedged and for the hedge accounting, except as described below.

For the hedging of FX risk of uncommitted forecasted trading transactions, because the exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations, the profit or loss impact from the corresponding transactions occurs when the related finished product inventories are sold to third parties. When entering into derivative hedging contracts, Syngenta selects maturity dates based on the forecast period that Syngenta holds inventories of its products for each commercial market by hedged currency exposure. Limited variability in the holding period occurs mainly due to timing of the third party sales transactions (“inventory holding period mismatch”).

For the hedging of commodity price risk of soy, there is variability between the index being hedged (CBoT) and the drivers of the actual exposures (local soy elevator prices based on CBoT and Syngenta seeds production selling prices based on CBoT). The variability is, however, limited to individual transactions within the group of transactions in this hedging program – and a hedge ratio of 100% is observed for the whole group of transactions.

The following table summarizes the accounting treatment, sources of ineffectiveness and the effectiveness assessment method for the identified financial market risks:

Risk	Accounting treatment	Potential sources of ineffectiveness	Effectiveness assessment
			Method	Frequency
Foreign exchange risk:
Trading transaction - uncommitted	CF	Lower volume of hedged items; Inventory holding period mismatch	Critical terms match	Quarterly
Issued financial debt and interest	CF	Lower volume of hedged items	Critical terms match	Quarterly
Interest rate risk	FV	Lower volume of hedged items	Critical terms match	Quarterly
Commodity price risk:
Gas	CF	Lower volume of hedged items	Critical terms match	Semi-annually
Soft commodities	CF	Lower volume of hedged items; index mismatch	Regression analysis	Quarterly

27. Risk management of financial risks continued

Ineffectiveness is recognized in the consolidated income statement in Other general and administrative for hedges of uncommitted foreign currency forecast transactions, in Financial expense, net for hedges of committed foreign currency monetary items, in Financial expense, net for hedges of interest rate risk and in Cost of goods sold for hedges of commodity price risk. For the year ended December 31, 2014 none of the above potential sources of ineffectiveness, individually or collectively, resulted in material amounts of actual ineffectiveness being reported for any hedge accounting relationships.

Fair value hedge accounting
The amounts being reported in the statement of financial position for the fair value hedging relationships at December 31, 2014 are as follows:

($m) Risk	Carrying amount of hedged item	Accumulated amount of fair value adjustment
	Liabilities	Liabilities
Interest rate risk – for continuing hedging relationships	519	(22)
Interest rate risk – for hedged items that have ceased to be adjusted	683	(12)
Total	1,202	(33)

The carrying amounts of the hedged items, including the fair value adjustments to the hedged items, are reported under Current financial debt and other financial liabilities and Financial debt and other non-current liabilities.

Cash flow hedges
The gains/(losses) on derivative instruments recognized into and classified out of the cash flow hedge reserve during the year ended December 31, 2014 were as follows:

	Continuing hedging relationships					Hedge accounting no longer applied
	Foreign exchange risk		Commodity price risk
2014 ($m)	Trading transaction – uncommitted	Issued financial debt and interest	Gas	Soft commodities	Subtotal	Foreign exchange risk – translation	Issued financial debt and interest	Subtotal	Total
Opening balance	63	(69)	1	15	10	(73)	6	(67)	(57)
Income taxes	27	(25)	–	3	5	–	–	–	5
(Losses)/gains recognized in OCI	(21)	(243)	(3)	(6)	(273)	4	(16)	(12)	(285)
Reclassifications to profit or loss:
Cost of goods sold	–	–	(1)	2	1	–	–	–	1
General and administrative	(38)	–	–	–	(38)	–	–	–	(38)
Financial expense, net	–	277	–	–	277	–	8	8	285
Closing balance	31	(60)	(3)	14	(18)	(69)	(2)	(71)	(89)

Amounts reclassified from the cash flow hedge reserve into profit or loss are recognized in the consolidated income statement in Other general and administrative for hedges of uncommitted foreign currency forecast transactions, and in Financial expense, net for hedges of committed foreign currency monetary items and for hedges of interest rate risk.

27. Risk management of financial risks continued

Comparative amounts for 2013 and 2012

The following table shows fair values, notional amounts and maturities of Syngenta’s derivative financial instruments held at December 31, 2013 and 2012, classified by the individual risks being hedged and the applied accounting treatment:

	Fair value		Notional amounts
2013 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	>5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	99	(21)	378	1,082	460	641	–	2,561
Fair value hedges	1	–	–	–	–	–	500	500
Undesignated	133	(54)	5,397	761	176	10	–	6,344
Total foreign exchange and interest rate risk	233	(75)	5,775	1,843	636	651	500	9,405
Commodity price risk:
Cash flow hedges	3	–	4	5	6	–	–	15
Undesignated	12	–	76	19	52	–	–	147
Total commodity price risk	15	–	80	24	58	–	–	162
	Fair value		Notional amounts
2012 ($m)	Positive	Negative	<90 days	90 – 180 days	180 days – 1 year	1 – 5 years	>5 years	Total
Foreign exchange and interest rate risk:
Cash flow hedges	116	(55)	479	841	593	1,341	–	3,254
Undesignated	89	(63)	5,761	1,912	333	10	–	8,016
Total foreign exchange and interest rate risk	205	(118)	6,240	2,753	926	1,351	–	11,270
Commodity price risk:
Cash flow hedges	1	(1)	20	11	3	–	–	34
Undesignated	17	–	25	56	27	–	–	108
Total commodity price risk	18	(1)	45	67	30	–	–	142

Gains/(losses) on fair value hedges recognized in profit or loss for the years ended December 31, 2013 and 2012 were as follows:

($m)	2013	2012
Total gains/(losses) from hedging instruments	5	–

Underlying hedged items	(5)	–

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the years ended December 31, 2013 and 2012 were as follows:

	2013			2012
($m)	Foreign exchange and interest rate	Commodity risk	Net investment hedges	Foreign exchange and interest rate	Commodity risk	Net investment hedges
Opening balance of (losses)/gains recognized in OCI	(5)	18	(72)	(88)	3	(72)
Income taxes	(13)	2	–	(11)	1	–
(Losses)/gains recognized in OCI	(8)	1	(1)	18	4	–
(Gains)/losses removed from OCI and recognized in profit or loss:
Cost of goods sold	–	(4)	–	–	10	–
General and administrative	5	–	–	54	–	–
Financial expense, net	21	–	–	22	–	–
Closing balance of gains/(losses) recognized in OCI	–	17	(73)	(5)	18	(72)

27. Risk management of financial risks continued

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

At December 31, 2014, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2014 and 2013.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for certain derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which cash is exchanged as collateral. The CSA contracts cumulatively limit either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than $1 million per counterparty for the positions for which CSA contracts have been agreed. There are no constraints on the cash exchanged and held between counterparties and the collateral can be used as part of operations. At December 31, 2014, an asset amounting to $160 million (2013: $1 million), and a liability amounting to $14 million (2013: $49 million) were recorded representing cash paid and received by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2014 and 2013 of the risk of default by financial counterparties was not material.

The credit risk to operational assets is partially mitigated through commercial activities, which include barter operations and cash sales incentives.

The following tables show the effect of set off rights that apply to financial assets and liabilities under the above ISDA and CSA agreements at December 31, 2014 and 2013. Syngenta’s rights under these arrangements would become enforceable in the event of a future default of the respective counterparty.

	2014		2013
($m)	Assets	Liabilities	Assets	Liabilities
Gross recognized derivative financial instrument fair values	245	(353)	249	(75)
Amounts offset in consolidated balance sheet	–	–	–	–
Net amounts per consolidated balance sheet	245	(353)	249	(75)

Amounts subject to conditional set-off rights but not offset in consolidated balance sheet:
ISDA Master netting agreements for derivative financial instruments:	(135)	135	(72)	72
Collateral (received) / paid by Syngenta under CSA agreements	(14)	160	(49)	1
Net amounts in the event that all conditional set-off rights are applied	96	(58)	128	(2)

27. Risk management of financial risks continued

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

Short-term liquidity
Two of Syngenta’s largest markets are Europe, Africa and the Middle East and North America. Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. Latin America is another large market for Syngenta and sales and operating profit there is weighted towards the second half of the calendar year, reflecting the southern hemisphere planting and growing cycle. This seasonal operating activity results in seasonal working capital requirements.

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a $2.5 billion Global Commercial Paper program supported by a $1.5 billion committed, revolving, multi-currency syndicated credit facility. In 2014, the credit facility was extended by one year and will now mature in 2019. There were no amounts drawn under the Global Commercial Paper program at December 31, 2014 (2013: $250 million). The average outstanding balance under the Global Commercial Paper program for the year 2014 was $360 million (2013: $569 million).

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivative and other financial liabilities are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2014	178	78	73	27
2013	124	102	20	2

27. Risk management of financial risks continued

Long-term financing
Long-term capital employed is currently financed through seven unsecured bonds, one unsecured floating rate note, and unsecured notes issued under the Note Purchase Agreement in the US Private Placement market. During 2014, the 4 percent Eurobond 2014 with the principal of EUR 500 million matured.

During 2014, Syngenta issued five unsecured non-current bonds denominated in Euro and Swiss franc with varying maturities and notional amounts under the Euro Medium Term Note (EMTN) program. The issuances in the Swiss market consisted of a 5 year CHF 350 million security with a fixed interest rate of 0.75 percent, a 10 year CHF 250 million security with a fixed interest rate of 1.63 percent, and a 15 year CHF 150 million security with a fixed interest rate of 2.13 percent. The Euro-denominated debt consisted of a 7 year EUR 500 million security with a fixed interest rate of 1.88 percent and a 3 year EUR 250 million floating rate note with a 0.025 percent interest mark-up on EURIBOR.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2014 and 2013. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs) unless subject to fair value hedge accounting, in which case the liability is adjusted for the change in fair value of the hedged risk to the extent the hedge relationship is effective. Derivative financial liabilities are recorded at fair value. The table therefore shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting.

	Non-derivative financial liabilities (Unsecured bonds and notes)				Derivative financial liabilities (Interest rate and cross-currency swaps)
2014 ($m)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment1	Total
Less than 1 year	69	2	608	679	18	2	33	53
1-3 years	123	4	304	431	51	10	41	102
3-5 years	122	–	354	476	51	–	42	93
5-10 years	198	–	1,436	1,634	68	–	87	155
More than 10 years	269	–	577	846	21	–	18	39
Total payments	781	6	3,279	4,066	209	12	221	442
Net carrying amount				3,302				201

	Non-derivative financial liabilities (Unsecured bonds and notes)				Derivative financial liabilities (Interest rate and cross-currency swaps)
2013 ($m)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment1	Total
Less than 1 year	82	–	688	770	6	–	12	18
1-3 years	89	–	688	777	–	–	–	–
3-5 years	80	–	–	80	–	–	–	–
5-10 years	161	–	574	735	–	–	–	–
More than 10 years	274	–	425	699	–	–	–	–
Total payments	686	–	2,375	3,061	6	–	12	18
Net carrying amount				2,380				191
1	The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve and the spread that Syngenta pays on its outstanding debt and open derivatives at December 31, 2014 and 2013, respectively. Non-derivative financial liabilities, repayment of which can be demanded by the counterparty at any time, have been assigned to the earliest repayment period.

27. Risk management of financial risks continued

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

The net debt to equity ratio was 27 percent at December 31, 2014 (24 percent at December 31, 2013).

The components of net debt at December 31, 2014 and 2013 are as follows:

($m)	2014	2013
Current financial debt	1,137	1,467
Non-current financial debt	2,752	1,739
Cash and cash equivalents	(1,638)	(902)
Marketable securities1	(3)	(4)
Financing-related derivatives2	175	(35)
Net debt at December 31	2,423	2,265
1	Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’
2
Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’ or ‘Current financial debt and other financial liabilities’ and ‘Financial debt and other non-current liabilities’

28. Financial assets and liabilities

The following tables show the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2014 and 2013. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2014 ($m)	Amortized cost	Fair value level 1	Fair value level 2 1	Total1	Comparison fair value
Cash and cash equivalents	1,638	–	–	1,638	1,6382
Trade receivables, net:
At amortized cost	3,507	–	–	3,507	3,5072
Mandatorily measured at fair value through profit or loss	–	–	191	191	191
Total				3,698	3,698
Other accounts receivable:
Financial assets	321	–	–	321	3212
Non-financial assets	–	–	–	426	–3
Total				747
Derivative and other financial assets:
Derivative financial assets4	–	5	212	217	217
Other current financial assets	160	–	–	160	1602
Total				377	377
Financial and other non-current assets:
Loans and receivables	237	–	7	244	2615
Equity investments at fair value through OCI	–	5	66	71	71
Other, not carried at fair value	–	–	–	77	–3
Derivative financial assets4	–	–	28	28	28
Total				420
Trade accounts payable:	3,472	–	–	3,472	3,4722
Current financial debt and other financial liabilities:
Non-derivative financial liabilities	1,151	–	–	1,151	1,1512
Derivative financial liabilities4	–	1	177	178	178
Total				1,329
Other current liabilities:
Financial liabilities	258	–	–	258	2582
Non-financial liabilities	–	–	–	726	–3
Total				984
Financial debt and other non-current liabilities:
Non-derivative financial liabilities	2,766	–	–	2,766	2,8776
Derivative financial liabilities4	–	–	175	175	175
Non-financial liabilities	–	–	–	35	–3
Total				2,976
1
The totals for equity investments at fair value through OCI include $66 million of level 3 investments, mainly within Syngenta’s venture business unit, presented in the level 2 column in the table above. The main valuation input for these investments is the price from their most recent shareholder financing transactions. Gains, losses, additions to and disposals of these investments were immaterial

2	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
3	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets
4
Derivative financial assets and liabilities are measured at fair value through profit or loss except that gains and losses on cash flow hedges of forecast transactions are not recognized in profit or loss until the hedged transaction is recognized in profit or loss

5
Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. Of the total fair value disclosed, $136 million represents a level 2 fair value measurement because credit risk was determined from yields on actively traded bonds issued by the counterparty, and $125 million, which is due from counterparties that have not issued traded bonds, represents a level 3 fair value measurement

6
Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. The fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds, except for one private placement note with a fair value of $127 million, which is a level 3 measurement because market interest rates and credit rates are not observable for the full period through to its maturity date in 2035

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2013 ($m)	Amortized cost	Fair value level 1	Fair value level 21	Total1	Comparison fair value
Cash and cash equivalents	902	–	–	902	9022
Trade receivables, net:
At amortized cost	3,302	–	–	3,302	3,3022
Mandatorily measured at fair value through profit or loss	–	–	143	143	143
Total				3,445	3,445
Other accounts receivable:
Financial assets	462	–	–	462	4622
Non-financial assets	–	–	–	517	–3
Total				979
Derivative and other financial assets:
Derivative financial assets4	–	6	187	193	193
Other current financial assets	2	–	–	2	22
Total				195	195
Financial and other non-current assets:
Loans and receivables	296	–	–	296	3035
Equity investments at fair value through OCI	–	5	113	118	118
Non-financial assets	–	–	–	349	–3
Derivative financial assets4	–	–	56	56	56
Total				819
Trade accounts payable:	3,817	–	–	3,817	3,8172
Current financial debt and other financial liabilities:
Non-derivative financial liabilities	1,516	–	–	1,516	1,5162
Derivative financial liabilities4	–	–	75	75	75
Total				1,591
Other current liabilities:
Financial liabilities	306	–	–	306	3062
Non-financial liabilities	–	–	–	667	–3
Total				973
Financial debt and other non-current liabilities:
Financial liabilities	1,743	–	–	1,743	1,7946
Non-financial liabilities	–	–	–	53	–3
Total				1,796
1
The totals for equity investments at fair value through OCI include $80 million of level 3 investments, mainly within Syngenta’s venture business unit, presented in the level 2 column in the table above. The main valuation input for these investments is the price from their most recent shareholder financing transactions. Gains, losses, additions to and disposals of these investments were immaterial

2	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments
3	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets
4
Derivative financial assets and liabilities are measured at fair value through profit or loss except that gains and losses on cash flow hedges of forecast transactions are not recognized in profit or loss until the hedged transaction is recognized in profit or loss

5
Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. Of the total fair value disclosed, $208 million represents a level 2 fair value measurement because credit risk was determined from yields on actively traded bonds issued by the counterparty, and $141 million, which is due from counterparties that have not issued traded bonds, represents a level 3 fair value measurement

6
Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. The fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds, except for one private placement note with a fair value of $153 million, which is a level 3 measurement because market interest rates and credit rates are not observable for the full period through to its maturity date in 2035

28. Financial assets and liabilities continued

The levels of fair value hierarchy used above are defined as follows:

-	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair values of equity shareholdings subject to a lock-up period where the underlying shares are actively traded on a stock exchange is derived by applying a discount to the market price and are classified as level 2. They are reclassified as level 1 on expiry of the lock-up period. In 2014, one equity shareholding of $35 million was reclassified from level 2 to level 1 (2013: no transfers). Part of this shareholding was then sold for $13 million.

There were no transfers during the years ended December 31, 2014 and 2013 between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories, except as described above. There were no transfers during the years ended December 31, 2014 and 2013 into or out of level 3 of the fair value hierarchy.

Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2014, 2013 and 2012 are as follows:

2014 ($m)	Amortized cost loans and receivables1	Equity investments at fair value through OCI	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	152	–	–	–	152
Interest expense	(6)	–	(18)	(171)	(195)
Currency gains/(losses), net	–	–	(139)	–	(139)
Recognized within Operating income:
Impairment charges	(67)	–	–	–	(67)
Total	79	–	(157)	(171)	(249)

2013 ($m)	Amortized cost loans and receivables1	Equity investments	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	120	–	–	–	120
Interest expense	(5)	–	(8)	(151)	(164)
Currency gains/(losses), net	–	–	(134)	–	(134)
Recognized within Operating income:
Impairment charges	(33)	(11)	–	–	(44)
Total	82	(11)	(142)	(151)	(222)

2012 ($m)	Amortized cost Loans and receivables1	Equity investments	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net2:
Interest income	116	–	–	–	116
Interest expense	(5)	–	26	(163)	(142)
Currency gains/(losses), net	–	–	(101)	–	(101)
Recognized within Operating income:
Impairment charges	(11)	(3)	–	–	(14)
Reclassified from OCI on disposal or on acquisition of control (Note 3)	–	30	–	–	30
Total	100	27	(75)	(163)	(111)
1	Includes immaterial amounts relating to financial assets designated as at fair value through profit or loss
2	Financial expense, net also includes $35 million of bank charges (2013: $22 million; 2012: $20 million)

Reported gains and (losses) recognized in OCI on revaluation of equity investments that were designated at fair value through OCI on adoption of IFRS 9 were $(33) million, $17 million and $(1) million for the years ended December 31, 2014, 2013 and 2012, respectively.

29. New IFRSs and accounting policies

Other new IFRSs
Syngenta has adopted the following new or revised IFRSs from January 1, 2014. Except where stated otherwise, these IFRSs have not been early adopted and their adoption had no impact on these consolidated financial statements:

With effect from January 1, 2014, Syngenta has early adopted IFRS 9, “Financial Instruments” (December 2013), which comprises revised requirements for financial asset and liability classification and measurement, and for hedge accounting. IFRS 9 was published in stages and the version early adopted by Syngenta is not the complete and final version of IFRS 9 published in July 2014.

As a result of adopting the classification and measurement requirements of the December 2013 version of IFRS 9:

-
on transition to IFRS 9, Syngenta has designated its financial assets that are equity financial instruments, principally the portfolio managed by its ventures business unit, as at fair value through other comprehensive income. As a result, all changes in the fair value of these investments are recognized within OCI. In Syngenta’s opinion, presenting gains and losses on these investments in OCI is more consistent with Syngenta’s strategic investment objectives for these investments than presenting those gains and losses within profit or loss. These investments were previously accounted for as available-for-sale financial assets in accordance with IAS 39.Their total fair value at December 31, 2014 was $71 million (December 31, 2013: $118 million). None of these equity investments are individually material.  IFRS 9 requires this accounting change to be applied retrospectively but without restatement of the comparative amounts presented in the consolidated income statement and statement of comprehensive income. Its effect on prior period information, had it been presented, would have been immaterial to the consolidated financial statements.

-
trade receivables which contain a foreign exchange rate option are required  to be measured at fair value through profit or loss in accordance with IFRS 9 whereas they were previously designated at fair value through profit or loss under the IAS 39 fair value option. This change had no effect on the consolidated financial statements.

At January 1, 2014, all classes of financial assets and financial liabilities had the same carrying amounts in accordance with IAS 39 and IFRS 9. The measurement categories of each material class of financial assets and liabilities set out in Note 28 were as follows at January 1, 2014 in accordance with IAS 39 and IFRS 9:

IAS 39 measurement category	IFRS 9 measurement category	Carrying amount ($m)

Financial assets

Trade receivables
Containing embedded foreign currency options	Designated at fair value through P&L	At fair value through P&L	143
Other	Loans and receivables	At amortized cost	3,302
Total trade receivables			3,445

Other accounts receivables	Loans and receivables	At amortized cost	462
Derivative financial assets
Current	At fair value through P&L1	At fair value through P&L1	193
Non-current	At fair value through P&L1	At fair value through P&L1	56

Equity investments	Available-for-sale	At fair value through OCI	118
Other non-current financial assets	Loans and receivables	At amortized cost	293

Financial liabilities
Trade accounts payable	At amortized cost	At amortized cost	3,817
Other accounts payable	At amortized cost	At amortized cost	306
Derivative financial liabilities – current	At fair value through P&L1	At fair value through P&L1	75
Current financial debt	At amortized cost	At amortized cost	1,516
Non-current financial debt	At amortized cost	At amortized cost	1,743
1	Certain derivatives are subject to cash flow hedge accounting as disclosed in Note 27

Syngenta has applied the revised hedge accounting guidance to its hedging relationships prospectively with effect from January 1, 2014, with no material impact on the financial statements. All hedge accounting relationships designated under the previous IAS 39 guidance have continued to be valid hedge accounting relationships in accordance with IFRS 9. The impact of changes to hedge effectiveness testing and to accounting for cash flow hedges and for the time value of options was not material.

29. New IFRSs and accounting policies continued

Syngenta has also adopted the following new or revised IFRSs from January 1, 2014. These IFRSs have not been early adopted and their adoption had no material impact on these consolidated financial statements:

-
“Offsetting Financial Assets and Financial Liabilities”, Amendments to IAS 32.  The amendments permit financial assets and financial liabilities to be offset against each other for balance sheet presentation only where a currently existing, legally enforceable, unconditional right of offset applies to all counterparties of the financial instruments in all situations, including both normal operations and insolvency.

-	IFRIC 21 “Levies” contains guidance on when to recognize the liability for a government levy.

-	“Derivative Novation: Continuation of Hedge Accounting”, Amendments to IAS 39.

The relevant new or revised IFRSs that Syngenta has not yet adopted are the following:

-
IFRS 9 “Financial Instruments” was published in July 2014. IFRS 9 was published in stages. The July 2014 version of IFRS 9 is the complete and final version and contains certain revisions to the financial asset classification and measurement requirements in the December 2013 version early adopted by Syngenta, the most important being the addition of a third business model for asset classification with objectives of both collecting contractual cash flows from the assets and selling the assets. On the basis of the financial assets it holds at December 31, 2014, Syngenta does not believe these revisions will have a material impact on its consolidated financial statements. The July 2014 version of IFRS 9 also contains requirements for financial asset impairment that will replace the currently applicable equivalent IAS 39 guidance. Under the new impairment requirements, Syngenta will record allowances for expected credit losses on its financial assets. Syngenta’s largest category of financial assets is its trade receivables, which, except for immaterial amounts, have credit terms of less than 12 months. Under the new requirements, an allowance will be recognized equal to the credit losses Syngenta expects to incur over the lifetime of the trade receivables. This may result in earlier recognition of loss allowances, because under the current guidance credit losses are not recognized until they are incurred. IFRS 9 (July 2014) is effective January 1, 2018 and the new impairment requirements must be applied retrospectively, but restatement of prior periods upon adoption is not required. Syngenta is assessing the impact that the new impairment requirements will have on its financial statements. However, it is not possible at this time to assess whether that impact is likely to be material.

-
IFRS 15 “Revenue from Contracts with Customers” was published in May 2014, and contains a single comprehensive set of requirements for the recognition of revenue. Under IFRS 15, reported revenue will represent the transfer of promised goods or services to customers in an amount that reflects the consideration to which Syngenta expects to be entitled in exchange for those goods or services. The recognition requirements relating to contracts where revenue is variable, which for Syngenta include both product sales and licensing agreements, have been expanded significantly in IFRS 15. Each licensing contract Syngenta enters into has unique terms and certain licensing contracts may involve significant upfront or milestone payments. Syngenta must adopt IFRS 15 by January 1, 2017 at the latest. IFRS 15 allows transition either by retrospective application to and restatement of prior periods or by a one-time catch-up adjustment to retained earnings at the start of the period in which IFRS 15 is first applied. When the retrospective application transition model is applied, completed contracts which began and ended within the same annual reporting period need not be restated. Syngenta is currently assessing the impact IFRS 15 may have on its financial statements and which transition method it will elect.

-
The “Annual Improvements to IFRSs” amendments for the 2010-12 and 2011-13 annual improvement cycles were issued in December 2013, and generally their adoption is required for Syngenta with effect from January 1, 2015. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

-
“Accounting for Acquisitions of Interests in Joint Operations”, Amendments to IFRS 11, was issued in May 2014 and clarifies that the acquisition accounting and disclosure requirements of IFRS 3 “Business Combinations” must be applied to the acquisitions of an interest in a joint operation. Syngenta is required to apply the amendments prospectively from January 1, 2016. After this date, it would be possible to assess the impact on Syngenta if it were to acquire an interest in a joint operation.

-
“Clarification of Acceptable Methods of Depreciation and Amortization”, Amendments to IAS 16 and IAS 38, was issued in May 2014. The amendments state that a unit of revenue depreciation method for property, plant and equipment is inappropriate, and that a unit of revenue amortization method for intangible assets is presumed to be inappropriate unless the economic benefits derived from the asset are highly correlated with revenues or the asset’s use is conditional on a measure of revenue such as a threshold amount. Syngenta is required to apply the amendments prospectively from January 1, 2016. Syngenta does not expect the amendments to have a material impact on its consolidated financial statements.

-
“Agriculture: Bearer Plants” Amendments to IAS 16 and IAS 41, issued June 2014, requires bearer plants to be accounted for and reported as property, plant and equipment instead of as biological assets. Syngenta is required to apply the amendments from January 1, 2016. At December 31, 2014, the amounts of bearer plants reported by Syngenta were not material and Syngenta does not expect the amendments to have a material impact on its consolidated financial statements.

-
The “Annual Improvements to IFRSs” amendments for the 2012-14 annual improvement cycles were issued in September 2014, Syngenta must adopt the amendments with effect from January 1, 2016. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

29. New IFRSs and accounting policies continued

-
“Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”, Amendments to IFRS 10 and IAS 28, was issued in September 2014 and requires Syngenta to recognize gains and losses on such sales or contributions only to the extent they relate to the interest in the Associate or Joint Venture that is held by investors other than Syngenta. Syngenta is required to apply the amendments prospectively from January 1, 2016. Based on the Associates and Joint Ventures in which it has investments at December 31, 2014, Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

-
“Disclosure Initiative”, amendments to IAS 1, was issued in December 2014, and amends guidance for presenting gains and losses recognized in OCI by associates and joint ventures, presenting the notes to the financial statements and including additional line items and subtotals in financial statements. Syngenta is required to apply the amendments from January 1, 2016. Syngenta does not believe that the amendments will have a material impact on the presentation of its consolidated financial statements.

Future changes in IFRS
IFRSs are undergoing a process of revision with a view to increasing harmonization of accounting rules internationally. Proposals to issue new or revised IFRSs, as yet unpublished,  on leases and other topics may change existing standards, and may therefore affect the accounting policies applied by Syngenta in future periods. Transition rules for these potential future changes may require Syngenta to apply them retrospectively to periods before the date of adoption of the new standards.

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

Business combinations
Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration, and of any existing ownership interest it holds in the acquired entity, but excluding any amounts which are not part of the business combination, such as amounts which settle pre-existing relationships or relate to services Syngenta will receive post-acquisition. Any gain or loss arising on revaluing an existing interest in the acquired entity is recognized in profit or loss. Direct acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified and recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are generally valued based on the income approach: the relief from royalty method is generally used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests which either consist of actively traded financial instruments or which do not represent a proportionate ownership interest in the acquired entity to which they relate are recorded at their fair value. All other non-controlling interests are recorded at their proportionate share of the fair value of the acquired business’s net assets.

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

29. New IFRSs and accounting policies continued

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

Other accounting policies

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies, stated at historical cost or fair value, are translated into the functional currency at the foreign exchange rate prevailing at the date of the transaction or the date the fair value was determined, respectively. Foreign currency transactions are translated into the relevant functional currency at the exchange rate prevailing at the date of the transaction. With exceptions for certain regional supply centers, holding and finance subsidiaries, each Syngenta subsidiary uses the local currency of its country of operations as its functional currency. Unrealized gains or losses related to equity loans, designated cash flow and net investment hedging arrangements and gains and losses on remeasuring equity investments designated at fair value through OCI are recognized in OCI. All other resulting foreign exchange transaction gains and losses are recognized in profit or loss. Equity loans are intercompany loans to subsidiaries that are not expected to be repaid in the foreseeable future and therefore considered part of Syngenta’s net investment in the subsidiary.

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

29. New IFRSs and accounting policies continued

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

Cash rebates and discounts granted to customers are classified as a reduction of revenue. Awards of free or discounted products or services supplied by Syngenta in connection with customer loyalty programs are recognized as revenue when the customer redeems the credits. Awards supplied by a third party are recognized as revenue when the third party becomes obliged to supply the awards if Syngenta is an agent for the third party, and when Syngenta has performed its obligations to the customer if Syngenta is a principal. Net profit from programs where Syngenta is an agent is shown as part of Sales. Revenue related to programs where Syngenta is a principal is presented as part of Sales, and associated costs are presented within Cost of goods sold or Marketing and distribution expense as appropriate. Syngenta determines whether it is a principal or an agent according to whether it is exposed to the risks and rewards of supplying the third party products or services, in particular inventory holding risk. Liabilities associated with customer loyalty programs are classified within Trade accounts payable.

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

Expenses by function
Cost of goods sold includes costs of purchasing and producing inventories that have been sold to third parties, inbound and inter-site distribution expenses, impairment of inventories, environmental remediation costs associated with ongoing Syngenta manufacturing sites, and general overhead expenses of Syngenta’s Production and supply function which are expensed as incurred. Marketing and distribution includes costs of selling products, providing technical support for products sold, marketing and promotional expenses, distribution of finished products to third party customers, and impairment of trade and other receivables. Research and development includes the expenses of Syngenta’s research sites and third party research collaboration agreements, expenses incurred during the regulatory process for Syngenta products and the costs of Syngenta’s global field trials organization. General and administrative includes expenses of general management, finance, human resources, information systems, legal affairs and taxes, corporate affairs and communications, business planning and corporate development functions. Services provided by these departments to the Production and Supply, Marketing and Distribution and Research and Development functions are allocated to and included within those other functions. Gains and losses arising on routine asset disposals and gains and losses reclassified from OCI when hedged forecast foreign currency trading transactions affect profit or loss are also reported within General and administrative. Restructuring is a separate general and administrative function as it is managed through a project management office which is accountable to the Executive Committee. Impairment of property, plant and equipment that results from restructuring plans, rather than ongoing activities of the functions responsible for the assets, is included in Restructuring. Impairment of goodwill and intangible assets is also included in Restructuring unless a specific function is accountable for the impairment loss. Non-current asset depreciation and amortization are charged to the functions responsible for the related assets.

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

29. New IFRSs and accounting policies continued

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

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognized on the initial recognition of goodwill if the carrying amount of goodwill exceeds its tax base. Deferred tax assets, including those related to unused tax losses, are recognized to the extent that it is probable that future taxable profit will be available against which the assets can be utilized. Income tax expense, current and deferred, is recognized in profit or loss unless it relates to items recognized in OCI or in equity in which case the tax expense is also recognized in OCI or equity, respectively.

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

Factoring arrangements transferring substantially all economic risks and rewards associated with accounts receivable to a third party are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement. Factoring arrangements that transfer to a third party some, but not substantially all economic risks and rewards are accounted for by continuing to recognize Syngenta’s continuing rights over the receivable and by recognizing any related obligation to the third party factor.

Trade receivables are classified and measured at amortized cost, less adjustments for doubtful receivables as described above, in accordance with IFRS 9. Syngenta holds trade receivables to collect their contractual cash flows, which consist solely of payments of principal and, where applicable, interest, except for certain foreign currency sales transactions in which Syngenta offers to its customers a written exchange rate option embedded into the sales contract. Trade receivable/option contracts that result from these foreign currency sales transactions are classified and measured at fair value through profit or loss. The fair value of these trade receivables is determined by:

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

Derivative and other financial assets
Financial and other current assets include only those financial instruments which have remaining contractual maturities of less than 12 months at the balance sheet date. Debt investments are held for the purpose of collecting contractual cash flows and are classified and measured at amortized cost, less provision for impairment where appropriate, if their contractual cash flows are solely payments of principal and interest. Regular way purchases and sales of marketable securities are recognized at settlement date.

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

29. New IFRSs and accounting policies continued

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

-
Currency options are valued using the Black-Scholes-Merton option pricing model, which incorporates spot exchange rates, zero coupon rates with equivalent maturities for entities with credit ratings which approximate Syngenta’s counterparty credit risk, and implied volatility in the market forward exchange rates at the balance sheet date; and

-
Commodity options are valued using the Black-Scholes-Merton option pricing model, which incorporates future commodity price curves with equivalent maturities and implied volatilities in the commodities markets at the balance sheet date, adjusted for counterparty credit risk.

Realized gains and losses, unrealized revaluation gains and losses on derivatives not designated as accounting hedges and gains and losses corresponding to the ineffective portion of derivatives designated as accounting hedges are recorded in profit or loss as they arise.

Syngenta applies hedge accounting as follows:

Fair value hedges
The designated hedging instruments are remeasured to fair value and the underlying hedged items are remeasured by the amount of change in the fair value of the hedged risk. The resulting remeasurement gains or losses are recognized in profit or loss as they occur.

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

Time value of options
When Syngenta designates a derivative financial instrument that is, or contains, an option as a hedging instrument in a hedge accounting relationship, the time value of the options as measured using the Black-Scholes-Merton option pricing model is excluded from the hedge designation and accounted for as a cost of hedging, as follows. The change in the fair value of the option during its term is recognized in OCI to the extent that the option terms are aligned with the attributes of the hedged exposure. If the hedged item is a transaction, the cumulative change in time value is included in the initial carrying amount of any non-financial asset or liability recognized when the hedged transaction occurs, or otherwise is recognized in profit and loss when the cash flows from the hedged transaction affect profit and loss. If the hedged item is a risk that may affect profit or loss during the option term, the cumulative amount recognized in OCI is amortized into profit and loss on a straight line basis over the option term.

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

29. New IFRSs and accounting policies continued

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

29. New IFRSs and accounting policies continued

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

Equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are classified and measured at fair value through OCI and are revalued to fair value at each reporting date, with all changes in fair value recognized within OCI. The fair value of equity investments traded in active markets is measured at the quoted price at the balance sheet date, multiplied by the number of shares held by Syngenta. The fair value of other equity investments is based on recent observable market transactions for equity shares in the investee company or, where there are no recent transactions, on valuation multiples for equity shares in similar companies, which are traded.

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

29. New IFRSs and accounting policies continued

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

Post-employment benefits
For defined benefit plans, plan assets are measured at fair value. The plans’ holdings in publicly quoted investments are valued at closing prices at the balance sheet date. The plans’ holdings in pooled investment vehicles (PIVs) that are not publicly quoted are valued at the respective investment managers’ current estimate of fair value, on a basis consistent with each PIV’s most recent audited financial statements. Derivative contracts entered into directly by the pension plans are included within plan assets. Exchange traded derivatives are valued at quoted balance sheet date bid prices for contracts which are assets, or offer prices for contracts which are liabilities, at the balance sheet date. Fair values of over the counter derivatives are measured using independent third party pricing services. The defined benefit obligations are measured at the present value of future benefit payments attributable to employee service rendered up to the balance sheet date, according to the benefit formula set out in the relevant pension plan rules and employment terms at the balance sheet date. Where a surplus of plan assets over the benefit obligation exists at the balance sheet date or would arise upon payment of the minimum funding commitment applicable to the pension plan, Syngenta evaluates the extent to which the surplus is realizable over time through refund rights and reductions in the present value of its future contributions to the plan. To the extent that the surplus is not realizable, the net defined benefit asset is reduced and, where applicable, an additional liability for minimum funding contributions is recognized. Benefit expense charged to profit or loss comprises current service cost, which is the cost to Syngenta of the increase in benefits earned from employee service in the period, gains and losses arising from amendments to and settlements of benefits that occurred during the period, and interest on the net defined benefit asset or liability, which is the change in the present value of that asset or liability arising from the passage of time during the period, measured using the rate used to discount the defined benefit obligation at the previous period end. The benefit obligation and cost are attributed to periods using the projected unit credit actuarial method and are measured using long-term assumptions about expected future length of employee service, increases in pay and pensions, longevity, and for healthcare plans, medical costs. Assumptions are reviewed annually. Gains and losses arising from variances between assumptions and actual outcomes, and from changes to assumptions, are recognized in OCI in the period in which they arise.

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments
The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. Grants of Syngenta AG ordinary shares are measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting, is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant date market value to reflect vesting conditions. The fair value of grants of options over Syngenta AG ordinary shares is measured using the Black-Scholes-Merton formula. Compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest, and is adjusted subsequently so that final expense is based on the number of shares and options that actually vest. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity option is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made. For certain equity-settled share plans, Syngenta has withholding obligations in respect of plan members’ personal income tax liabilities on vesting or exercise of awards. These plans are accounted for as fully equity-settled.

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

Approval of the Consolidated Financial Statements
These consolidated financial statements were approved by the Board of Directors on February 3, 2015.