Form 20-F
period 2015-12-31
SYNGENTA AG
filed 2016-02-11
CIK 1123661

As filed with the Securities and Exchange Commission on February 11, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Syngenta is headquartered in Basel, Switzerland and was formed by Novartis AG (“Novartis”) and AstraZeneca PLC (“AstraZeneca”) in November 2000 through an agreement to spin off and merge the Novartis crop protection and seeds businesses with the AstraZeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering (the “Transactions”). The Transactions were completed on November 13, 2000.

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

Syngenta identifies the forward-looking statements in this annual report by using the words “expect”, “would”, “will”, “potential”, “plans”, “prospects”, “anticipates”, “estimated”, “believes”, “intends”, “aiming”, “on track”, or similar expressions, or the negative of these expressions. Syngenta cannot guarantee that any of the events or trends anticipated by the forward-looking statements will actually occur. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the risk that research and development will not yield new products that achieve commercial success;

•	the risk that Syngenta will not be able to obtain or maintain the necessary regulatory approvals for its business;

•	the risk that economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position;

•	the risks associated with increasing competition in the industry;

•	the risk that customers will be unable to pay their debts to Syngenta due to economic conditions;

•	the risks associated with potential changes in policies of governments and international organizations;

•	the risks associated with exposure to liabilities resulting from environmental and health and safety laws;

•	the risk that important patents and other intellectual property rights may be challenged or used by other parties;

•	the risk that Syngenta may encounter problems when implementing significant organizational changes;

•	the risks associated with the proposal by China National Chemical Corporation to acquire Syngenta;

•	the risk that the value of Syngenta’s intangible assets may become impaired;

i

•	the risk of substantial product liability or personal injury claims;

•	the risk that consumer resistance to genetically modified crops and organisms or crop protection chemicals may negatively impact sales;

•	the risks associated with climatic variations;

•	the risks associated with exposure to fluctuations in foreign currency exchange rates or commodity prices;

•	the risks associated with entering into single-source supply arrangements;

•	the risks associated with conducting operations in certain territories that have been identified by the US government as state sponsors of terrorism;

•	the risks associated with natural disasters;

•	the risk that Syngenta’s effective tax rate may increase; and

•	the risk of significant breaches of data security or disruptions of information technology systems.

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

The selected financial highlights information in accordance with IFRS presented below has been extracted from the consolidated financial statements of Syngenta. Investors should read the entire consolidated financial statements and not rely on the summarized information. The information includes the results of operations and the net assets of Agrosan S.A. from March 9, 2011, Pasteuria Bioscience Inc. from November 8, 2012, Sunfield Seeds Inc. from November 29, 2012, Devgen N.V. from December 12, 2012, MRI Seed Zambia Ltd and MRI Agro Zambia Ltd from October 31, 2013, Società Produttori Sementi S.p.A. from April 4, 2014, Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seeds GmbH and SW Winter Oilseed AB from July 21, 2014 and Land.db Enterprises Inc. from October 15, 2015. For further information about these acquisitions, see Note 3 to the consolidated financial statements in Item 18.

Financial highlights

	Year ended December 31,
($m, except where otherwise stated)	2015	2014	2013	2012	2011
Amounts in accordance with IFRS
Income statement data:
Sales	13,411	15,134	14,688	14,202	13,268
Cost of goods sold	(7,042)	(8,192)	(7,986)	(7,223)	(6,790)
Gross profit	6,369	6,942	6,702	6,979	6,478
Operating expenses	(4,528)	(4,837)	(4,616)	(4,723)	(4,469)
Operating income	1,841	2,105	2,086	2,256	2,009
Income before taxes	1,592	1,895	1,934	2,116	1,859
Net income	1,344	1,622	1,649	1,850	1,570
Net income attributable to Syngenta AG shareholders	1,339	1,619	1,644	1,847	1,569
Number of shares – basic	91,908,128	91,674,127	91,952,222	91,644,190	91,892,275
Number of shares – diluted	92,206,535	92,007,089	92,459,306	92,132,922	92,383,611
Basic earnings per share ($)	14.57	17.66	17.88	20.16	17.07
Diluted earnings per share ($)	14.52	17.60	17.78	20.05	16.98
Cash dividends paid:
Swiss franc (“CHF”) per share	11.00	10.00	9.50	8.00	7.00
$ per share equivalent	11.73	11.25	10.01	8.82	7.64
Cash flow data:
Cash flow from operating activities	1,190	1,931	1,214	1,359	1,871
Cash flow used for investing activities	(462)	(729)	(772)	(1,218)	(472)
Cash flow used for financing activities	(1,188)	(420)	(1,114)	(232)	(1,684)
Capital expenditure on tangible fixed assets	(453)	(600)	(625)	(508)	(479)
Balance sheet data:
Current assets less current liabilities	5,537	4,858	3,990	4,537	4,107
Total assets	18,977	19,929	20,216	19,438	17,241
Total non-current liabilities	(4,896)	(4,317)	(3,356)	(4,226)	(4,063)
Total liabilities	(10,557)	(11,024)	(10,712)	(10,653)	(9,706)
Share capital	(6)	(6)	(6)	(6)	(6)
Total shareholders’ equity	(8,401)	(8,889)	(9,491)	(8,774)	(7,526)
Other supplementary income data:
Diluted earnings per share from continuing operations, excluding restructuring and impairment ($)[1]	17.78	19.42	19.30	22.03	19.03

All activities were in respect of continuing operations.

Notes

1	Diluted earnings per share from continuing operations, excluding restructuring and impairment is a non-GAAP measure.

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flow that either:

–	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS, or

–	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of analyzing and preparing for potential industry consolidation transactions as well as completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded. Impairment includes impairment losses associated with major restructuring as well as impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Further discussion on the reason for including disclosure of this and other non-GAAP measures is included in Appendix A at the end of the Operating and Financial Review and Prospects in Item 5.

Restructuring and impairment charges for 2015, 2014 and 2013 are analyzed in Note 6 to the consolidated financial statements in Item 18. Restructuring for 2012 and 2011 partly related to the program announced in 2011 to integrate global commercial operations for Crop Protection and Seeds in order to enable operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated offer to growers. Restructuring for 2012 and 2011 also related to the Operational Efficiency program announced in 2004 representing the costs of closure of certain manufacturing and research and development sites and refocusing of other continuing sites and also to the further phase of the Operational Efficiency program announced in 2007 to drive cost savings to offset increased expenditure in research and technology, marketing and product development in the growth areas of Seeds, professional products and emerging country markets.

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

Economic and/or financial market weakness may have a material adverse effect on Syngenta’s results and financial position

Commodity crop prices have historically been volatile and downturns in prices can indirectly affect Syngenta’s results by adversely affecting the income and financial position of Syngenta’s customers and of the users of Syngenta’s products. This may result in reduced sales, competitive price pressure in Syngenta’s markets and in slower collection of accounts receivable. A low availability of credit may also limit the amount of business Syngenta’s customers and suppliers can transact with Syngenta, including customers and suppliers in parts of the Eurozone, CIS and Latin America, which are experiencing economic problems. These occurrences may negatively impact Syngenta’s business, results of operations or cash flows. Because of the high proportion of costs which are fixed in nature, Syngenta may not be able to compensate fully for these effects in the short term through measures such as reducing expenses.

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

Syngenta participates in an industry that is highly competitive and undergoing consolidation, which could increase competitive pressures

Syngenta currently faces significant competition in the markets in which it operates. In most segments of the market, the number of products available to the grower is steadily increasing as new products are introduced, although this trend can be partly offset by the withdrawal of some products because they are not re-registered or are subject to voluntary range reduction programs. At the same time, certain products are coming off patent and are thus available to generic manufacturers for production. As a result, Syngenta anticipates that it will continue to face significant competitive challenges.

The agribusiness industry has a long history of consolidation, and further consolidation is ongoing and could continue to occur, which may intensify competition for Syngenta. Syngenta’s competitive position could suffer to the extent it is not able to expand its own resources either through consolidations, acquisitions, joint ventures or partnerships. For information on a proposal by China National Chemical Corporation (ChemChina) to acquire 100 percent of the ordinary shares of Syngenta AG through a tender offer to shareholders, see History and Development of the Company in Item 4 and Note 30 to the consolidated financial statements in Item 18. In the future, Syngenta may not be able to find suitable companies to combine with, assets to purchase or joint venture or partnership opportunities to pursue. Even if Syngenta is able to identify desirable opportunities, it may not be able to enter into transactions on economically acceptable terms. If Syngenta does not successfully participate in continuing industry consolidation, its ability to compete successfully could be adversely affected and result in the loss of customers or an uncompetitive cost structure, which could adversely affect its sales and profitability.

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

Efforts by Syngenta to protect its intellectual property rights or defend against claims asserting that Syngenta has infringed the intellectual property rights of others may be unsuccessful

Scientific and technological innovation is critical to the long-term success of Syngenta’s businesses. However, third parties may challenge the measures that Syngenta takes to protect processes, compounds, organisms and methods of use through patents and other intellectual property rights and, as a result, Syngenta’s products may not always have the full benefit of intellectual property rights. In addition, while Syngenta takes steps to prevent unauthorized access to and distribution of its intellectual property, it cannot ensure that unauthorized parties do not obtain access to and use such property.

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

Problems encountered by Syngenta when implementing significant organizational changes could adversely affect the future performance of the Company

Syngenta expects to continue to engage in restructuring activities to reduce operating costs, increase sales, or both. In addition, Syngenta may acquire or dispose of significant businesses, which would necessitate restructuring its operations. Syngenta may fail to adequately implement such restructuring activities in the manner contemplated, which could cause the restructuring activities to fail to achieve the desired results. Even if Syngenta does implement the restructuring activities in the manner contemplated, they may not produce the desired results. Accordingly, such restructuring activities may not reduce operating costs or increase sales, or may impact Syngenta’s ability to attract and retain key talent. Failure to adequately implement significant restructuring activities could have a material adverse effect on Syngenta’s business and consequently impact its financial position, results of operations and cash flows. For information on restructuring activities currently occurring at Syngenta, see Restructuring programs in Item 5 and Note 6 to the consolidated financial statements in Item 18.

The China National Chemical Corporation (“ChemChina”) tender offer and related matters could cause disruptions to Syngenta’s business or business relationships, or otherwise have an adverse impact on it

On February 2, 2016, Syngenta entered into a definitive agreement (the “Transaction Agreement”) with ChemChina and China National Agrochemical Corporation, pursuant to which ChemChina agreed to cause a newly-incorporated company that is directly or indirectly controlled by ChemChina (the “Offeror”) to submit a tender offer for all publicly held ordinary shares of Syngenta and American Depositary Shares (“ADSs”) of Syngenta issued by the Bank of New York Mellon as depositary (the “ChemChina Tender Offer”). Under the terms of the Transaction Agreement, which was unanimously approved by Syngenta’s Board of Directors, the Offeror will offer the shareholders of Syngenta $465 per ordinary share, to be paid in cash, plus allow a special dividend of CHF 5 to be paid by Syngenta conditional upon and prior to closing. For more details on the ChemChina Tender Offer, please see “Item 4. Information on the Company—History and Development of the Company—Investments and Divestments” and “Item 5. Operating and Financial Review and Prospects—Trend and Outlook—ChemChina Tender Offer.” The Transaction Agreement, the ChemChina Tender Offer, and related matters could cause disruptions to Syngenta’s business or business relationships, or otherwise have an adverse impact on it. For example:

−	The attention of Syngenta’s management may be directed to ChemChina Tender Offer-related considerations and may be diverted from day-to-day operations of Syngenta’s business.

−	Syngenta’s employees or potential employees may experience uncertainty about their future roles with Syngenta, which might adversely affect Syngenta’s ability to retain and hire key personnel and other employees.

−	Customers, suppliers or other parties with which Syngenta maintains business relationships may seek alternative relationships with third parties or seek to alter their business relationship with Syngenta.

−	Syngenta has incurred, and will likely continue to incur, costs, expenses and fees for professional services and other transaction-related costs.

−	Syngenta may be subject to legal or regulatory proceedings in connection with the ChemChina Tender Offer. Following the announcement of merger proposals, securities class action litigation is often brought against a company and its board of directors. Similar lawsuits may be filed against Syngenta related to the ChemChina Tender Offer and, if successful, could prevent the ChemChina Tender Offer from being completed within the expected timeframe or at all.

−	Syngenta may experience a downgrade in its credit ratings as a result of the ChemChina Tender Offer, and any such downgrade could increase its costs of accessing funds in the debt and capital markets.

Syngenta can provide no assurance that the ChemChina Tender Offer will be consummated or consummated in the timeframe or manner currently anticipated

There are a number of conditions to the ChemChina Tender Offer. In particular, the offer is contingent upon acceptance by shareholders and holders of ADSs owning in aggregate 67 percent of Syngenta’s issued shares (including shares represented by ADSs) and the fulfilment of all necessary regulatory approvals, and Syngenta cannot provide assurance that either will occur. If the offer is not completed, the price of Syngenta’s ordinary shares may change to the extent that the current market price of Syngenta’s ordinary shares may reflect an assumption that the ChemChina Tender Offer will be consummated. Pending the closing of the ChemChina Tender Offer, the Transaction Agreement also restricts Syngenta from engaging in certain actions without ChemChina’s consent, which could prevent Syngenta from pursuing opportunities that may arise prior to the closing of the ChemChina Tender Offer. Any delay in closing or a failure to close could have a negative impact on Syngenta’s business and stock price as well as its relationships with its customers, vendors or employees, as well as a negative impact on Syngenta’s ability to pursue alternative strategic transactions and/or its ability to implement alternative business plans. In addition, if the ChemChina Tender Offer is not successful or does not become unconditional under certain circumstances, including, among others, for a reason attributable to (i) a material breach by Syngenta of the Transaction Agreement, (ii) the withdrawal or modification by Syngenta’s Board of Directors of its recommendation for the ChemChina Tender Offer contemplated in the Transaction Agreement, (iii) the entry by Syngenta into, or the recommendation by its Board of, an alternative transaction or (iv) the public announcement of an alternative transaction prior to the termination of the Transaction Agreement and Syngenta entering into a definitive agreement relating to such alternative transaction within 12 months of such termination and such alternative transaction being consummated, Syngenta may be required to pay a termination fee of $1.5 billion.

Syngenta will likely incur additional debt in connection with the ChemChina Tender Offer

In connection with the ChemChina Tender Offer, Syngenta will likely incur additional indebtedness as part of ChemChina’s financing of the acquisition, although the amount would be limited as described under “Item 5. Operating and Financial Review and Prospects—Trend and Outlook—ChemChina Tender Offer.” Syngenta’s ability to pay or to refinance such indebtedness will depend upon its future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond its control. See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources.” A higher amount of indebtedness may impair Syngenta’s ability to obtain additional financing and pursue business opportunities, increase Syngenta’s vulnerability to general economic and industry conditions and place it at a competitive disadvantage to competitors who are not as highly leveraged.

In addition, certain of Syngenta’s existing debt could be subject to repayment upon a change of control. If Syngenta is unable to refinance any such debt obligations, it could be in default under the terms of the agreements governing such indebtedness, and the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest.

The value of Syngenta’s intangible assets, including goodwill arising from acquisitions, may become impaired

Syngenta has a significant amount of intangible assets, including goodwill, on its consolidated balance sheet and, if it continues to acquire businesses in the future, may record significant additional intangible assets and goodwill. As described in Note 2 and 29 to the consolidated financial statements in Item 18, Syngenta regularly tests its intangible assets for impairment. Upon completing its testing for 2015, which included subjecting the assumptions used in the testing to a sensitivity analysis, Syngenta concluded that no material intangible assets are impaired at December 31, 2015. However, unforeseen events that occur in the future may result in actual future cash flows for Syngenta’s businesses being different from those forecasted. As a consequence, Syngenta’s intangible assets could become impaired and the resulting impairment losses could have a material adverse impact on Syngenta’s financial position and results of operations.

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

Currency exchange rate fluctuations or commodity price changes may adversely affect Syngenta’s financial results

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

Syngenta maintains a single supplier for some raw materials, which may affect its ability to obtain sufficient amounts of those materials

While Syngenta generally maintains multiple sources of supply and obtains supplies of raw materials from a number of countries, there are a limited number of instances where Syngenta has entered into single-source supply contracts or where Syngenta routinely makes spot purchases from a single supplier in respect of active ingredients, intermediates or raw materials for certain important products. These instances occur where there is sufficient commercial benefit and security of supply can be assured, or where there is no viable alternative source of supply. Such single supplier arrangements accounted for approximately 19 percent of Syngenta’s purchases in 2015 of active ingredients, intermediates and raw materials used in Crop Protection products, as determined by cost. Syngenta’s ability to obtain sufficient amounts of those materials may be adversely affected by the unforeseen loss of a supplier or from a supplier’s inability to meet its supply obligations. The percentage of single supplier arrangements could increase in the future if consolidation were to occur among multiple supply sources.

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

In addition, Syngenta has minor operations in Iran and the Sudan, which currently are identified by the US government as state sponsors of terrorism. Syngenta’s operations in these countries are quantitatively immaterial, and it is Syngenta’s belief that supporting agriculture in these countries is beneficial to their wider population, for whom food is often in short supply. However, certain investors may choose not to hold investments in companies that have operations of any size in these countries and several US states have enacted, and others may in the future enact, legislation requiring public entities with investments in companies with operations in these countries to disclose this fact or in some cases to divest these investments. Any such divestment is not currently expected to have a material impact on the value of Syngenta shares.

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

An increase in Syngenta’s group tax rate could occur, which would adversely affect its financial results

The effective tax rate on Syngenta’s earnings depends largely on the mix of business activities and consequent taxable profit in countries in which Syngenta operates. Syngenta benefits from the fact that a portion of its earnings is taxed at more favorable rates in some jurisdictions outside Switzerland. Future changes in the mix of business activities, or in tax laws or their application with respect to matters such as transfer pricing, intra-group dividends, controlled companies or a restriction in tax relief allowed on the interest on intra-group debt, could increase Syngenta’s effective tax rate and adversely affect its financial results. Governments following the release of OECD catalogue of recommended actions under the BEPS initiative (Base Erosion and Profit Shifting) are expected to increasingly require companies to provide greater transparency on the allocation of taxable profits, including the ongoing development of a new multilateral standard on automatic exchange of information. These developments may lead governments to restrict or disallow currently legitimate and accepted tax planning strategies and may result in an increase in Syngenta’s effective tax rate. Syngenta has several open tax years in many jurisdictions, where tax calculations and payments may be subject to adjustment. These matters are discussed in Notes 2 and 25 to the consolidated financial statements in Item 18.

Significant breaches of data security or disruptions of information technology systems could adversely affect Syngenta’s business

Syngenta’s business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of Syngenta’s computer systems make them potentially vulnerable to data security breaches, whether by employees or others, which may result in unauthorized persons getting access to sensitive data. Such data security breaches could lead to the loss of trade secrets or other intellectual property. In addition, Syngenta’s systems are potentially vulnerable to breakdown, malicious intrusion and computer viruses, which could disrupt production, order processing and shipping, cash receipts and disbursement processes, accounting and reporting processes, or other key business processes. Like most major corporations, Syngenta is the target of cyber-attacks from time to time. To date, Syngenta has not experienced any material financial impact, changes in the competitive environment or business operations that it attributes to these attacks.

Although Syngenta’s management does not believe that Syngenta has experienced any material losses to date related to security breaches, including cybersecurity incidents, there can be no assurance that it will not suffer such losses in the future. Syngenta actively manages the risks within its control that could lead to business disruptions and security breaches. As these threats continue to evolve, particularly around cybersecurity, Syngenta may be required to expend significant resources to enhance its control environment, processes, practices and other protective measures. Despite these efforts, such events and a loss of trade secrets or other intellectual property, or systems-related disruption could have a material adverse effect on Syngenta’s business, financial position, results of operations or cash flows.

Syngenta's share price may be volatile and subject to sudden and significant drops

The trading price of Syngenta shares and American Depositary Shares (“ADSs”) has been, and could in the future continue to be, subject to significant fluctuations in response to variations in Syngenta's financial performance, regulatory and business conditions in its industry, general economic trends and other factors, including the ChemChina tender offer and related matters, some of which are unrelated to the operating performance of Syngenta.

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

Item 4 — Information on the Company

History and Development of the Company

The Company

Syngenta AG, a Swiss “Aktiengesellschaft”, was formed on November 12, 1999 under the laws of Switzerland. Syngenta’s business operations were created in 2000 by Novartis and AstraZeneca through an agreement to spin off and merge the Novartis agribusiness and the AstraZeneca agrochemicals business to create a dedicated agribusiness company whose shares were then the subject of a global offering. Both the Novartis and AstraZeneca agribusinesses had existed since the 1930’s through a variety of legacy companies.

Syngenta is domiciled in and governed by the laws of Switzerland. It has its registered office and principal business office at Schwarzwaldallee 215, 4058 Basel, Switzerland. The telephone number of Syngenta is +41-61-323-1111.

Syngenta became a publicly listed company in 2000. At December 31, 2015, the company was listed on the SIX Swiss Exchange under the symbol SYNN and the New York Stock Exchange under the symbol SYT.

Investments and Divestments

Information on acquisitions, divestments and other significant transactions completed by Syngenta during each of the years ended December 31, 2015, 2014 and 2013 is included in Item 5 and in Note 3 to the consolidated financial statements in Item 18.

On February 2, 2016, Syngenta entered into a definitive agreement (the “Transaction Agreement”) with China National Chemical Corporation, a company organized under the laws of China, with its registered office in Beijing, People’s Republic of China (“ChemChina”), and China National Agrochemical Corporation, pursuant to which ChemChina agreed to cause a newly-incorporated company that is directly or indirectly controlled by ChemChina (the “Offeror”) to submit a tender offer for all publicly held ordinary shares of Syngenta and American Depositary Shares (“ADSs”) of Syngenta issued by the Bank of New York Mellon as depositary (the “ChemChina Tender Offer”).  Under the terms of the Transaction Agreement, which was unanimously approved by Syngenta’s Board of Directors, the Offeror will offer the shareholders of Syngenta $465 per ordinary share plus allow a special dividend of CHF 5 to be paid by Syngenta conditional upon and prior to closing, in a transaction valued at over $43 billion.  There is committed financing for the ChemChina Tender Offer.  The ChemChina Tender Offer is subject to certain conditions, including minimum acceptance of the offer by Syngenta’s shareholders and holders of ADSs holding at least 67 percent of Syngenta’s issued shares (including shares represented by ADSs), receipt of regulatory approvals and other customary closing conditions, and is expected to close by the end of the 2016. For more details on the proposal, please see “Item 5. Operating and Financial Review and Prospects—Trend and Outlook—ChemChina Tender Offer.”

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

Sales and operating income for the segments, as presented in Item 5 of this report, are seasonal. Results for the Europe, Africa and Middle East, North America and global Lawn and Garden segments are weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Results for the Latin America segment are weighted towards the second half of the calendar year, which largely reflects the southern hemisphere planting and growing cycle. Results for the Asia Pacific segment are more uniform throughout the year.

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

Estimated sales by crop for the years ended December 31, 2015, 2014 and 2013 are as follows:

		Change			Change
Estimated sales ($m)	2015	Actual %	CER %[1]	2014	Actual %	CER %[1]	2013
Cereals	1,686	-13	3	1,943	10	12	1,772
Corn	3,161	-6	4	3,355	-6	-4	3,560
Field crops	1,105	-18	10	1,351	-5	1	1,428
Rice	588	-7	-2	635	-3	2	653
Soybean	2,515	-17	-9	3,017	17	18	2,577
Specialty crops	1,882	-11	1	2,110	5	7	2,004
Sugar cane	271	-1	10	275	-5	-2	290
Vegetables	1,540	-12	-1	1,743	2	5	1,701
Other[2]	15	n/a	n/a	12	n/a	n/a	12
Total	12,763	-12	-	14,441	3	6	13,997

Precise sales by crop cannot be determined because many of Syngenta’s Crop Protection products can be used on multiple crops.

1 Change percentage at constant exchange rates (“CER”). For the definition of constant exchange rates, see Appendix A in Item 5.

2 Sales of Materials Protection products.

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

Crop Protection

Syngenta is active in herbicides, especially for corn, cereals, soybean and rice; fungicides mainly for corn, cereals, fruits, grapes, rice, soybean and vegetables; insecticides for fruits, vegetables and field crops; and seed care, primarily in corn, soybean, cereals, oilseeds and cotton. Herbicides are products that eliminate, prevent the growth of, or reduce weeds that compete with the crop for nutrients, light and water. Herbicides can be subdivided into (i) selective herbicides, which are crop-specific and control weeds without harming the crop and (ii) non-selective herbicides, which reduce or halt the growth of all vegetation with which they come into contact. Fungicides are products that prevent and cure fungal plant diseases that affect crop yield and quality. Insecticides are products that control chewing pests such as caterpillars and sucking pests such as aphids, which reduce crop yields and quality. Seed care products are insecticides, nematicides and fungicides used to protect growth during the early stages of a crop’s life. To complement traditional Crop Protection chemistry, Syngenta is also investing in abiotic stress management and biocontrol solutions.

Syngenta has a broad range of Crop Protection products, making it number one or two in all of its target sectors, underpinned by strong worldwide market coverage. Over 75 percent of Syngenta’s annual sales of Crop Protection products come from products marketed in all four regions.

Seeds

Syngenta produces and markets seeds and plants that have been developed using advanced genetics and related technologies. Syngenta sells seed products in all geographic territories.

Syngenta’s seed portfolio is one of the broadest in the industry, offering over 200 product lines and over 5,000 varieties of Syngenta’s own proprietary genetics. Syngenta divides its seed products into field crops, such as corn, soybean, rice, cereals, oilseeds and sugar beet, and vegetables. Syngenta has a significant market share in vegetables, corn, soybean, cereals, sugar beet and sunflower. Seed products are derived from a germplasm pool and trait portfolio and developed further utilizing sophisticated plant-breeding methods. In addition to income from sales of branded seeds, Syngenta generates income from licensing arrangements.

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

•	Atrazine (AATREX®/GESAPRIM®) acts mainly against broad-leaved weeds. Although Atrazine was introduced in 1957 and has been off patent for a number of years, it remains an important product for broad-leaved weed control in corn, sorghum and sugarcane. Atrazine is marketed in North America, Latin America, Asia Pacific, Africa and the Middle East.

•	Clodinafop (TOPIK™/HORIZON™/CELIO®/DISCOVER®) is a grass herbicide which provides a broad spectrum of annual grass control in wheat and barley. To further increase crop safety in cereals, the active substance Clodinafop is mixed with the safener Cloquintocet, which selectively enhances the degradation of Clodinafop in cereals but not in grass weeds. Clodinafop is marketed in all regions.

•	Fluazifop-P-Butyl (FUSILADE®) is one of the leading products for post-emergence control of grass weeds. It is registered for use in over 60 crops with major outlets in cotton and soybeans in the United States and Brazil; and sugar beet and oilseed rape in Europe. The selective action of FUSILADE® allows growers to target applications when grass weeds appear, allowing cost-effective weed control. Fluazifop-P-Butyl is marketed in all regions.

•	Fomesafen (FLEX®) provides pre- and post-emergence control and quick eradication of a wide range of broadleaf weeds to protect yields in soybeans, dry beans and other legume crops and cotton. Fomesafen is marketed in all regions.

•	Mesotrione (CALLISTO® family) is a pre- and post-emergent herbicide with a very broad spectrum against key broad-leaved weeds in corn and sugar cane. Mesotrione is marketed in all regions.

•	Pinoxaden (AXIAL®) is an innovative post-emergent selective grassweed herbicide, for use in both wheat and barley. It offers the grower efficacy, selectivity and flexibility. Pinoxaden is marketed in all regions.

•	S-metolachlor (DUAL GOLD®/DUAL MAGNUM®) is a lower dose rate replacement for metolachlor for grass weeds control. Its use has not only reduced the amount of product sprayed on fields, thus responding to the pesticide reduction goals established by many countries, but has also decreased the energy required to produce, transport and store the product, as well as decreasing total packaging material. S-metolachlor is well tolerated and can be safely used on more than 70 different crops. It manages difficult to control glyphosate-resistant weeds and is a key component in Syngenta’s Early Season Weed Management portfolio. S-metolachlor is marketed in all regions.

Non-selective herbicides

Syngenta has a series of Non-selective herbicides, which reduce or halt the growth of all vegetation with which they come in contact.

•	Diquat (REGLONE®), a non-selective contact herbicide, is mainly used as a desiccant to allow easier harvesting and reduce drying costs. Diquat is marketed in all regions.

•	Glyphosate (TOUCHDOWN® /TRAXION® /ZAPP®), a non-selective herbicide with systemic activity, is Syngenta’s offer in the market for glyphosate-based products. Glyphosate is registered in over 90 countries, including for use on herbicide tolerant corn and soybeans in the United States and Brazil. Glyphosate is marketed in all regions.

•	Paraquat (GRAMOXONE®), first introduced in 1962, is one of the world’s largest selling non-selective contact herbicides and a vital tool to manage increasing weed resistance challenges worldwide. It has been a key product in the development of minimum tillage cropping systems, the adoption of which continues to increase because of benefits such as the reduction of soil erosion. Paraquat is marketed in North America, Latin America, Asia Pacific, Africa and the Middle East.

Fungicides

Syngenta has a broad range of Fungicides that prevent and cure fungal plant diseases that affect crop yield and quality.

•	Azoxystrobin (AMISTAR® Technology), a strobilurin fungicide, is the world’s best-selling proprietary fungicide and Syngenta’s largest selling product. It is registered for use in approximately 100 countries and for approximately 120 crops. In Brazil, it is used to control Asian rust in soybeans in a mixture branded as PRIORI ®Xtra. Mixtures of AMISTAR® Technology with triazoles (cyproconazole, difenoconazole or propiconazole) or chlorothalonil have been developed to combat diseases in cereal crops, primarily in Europe. Mixtures are also used in corn (QUILT®), rice, vegetables and specialty crops (AMISTAR® Top, AMISTAR® Xtra). AMISTAR® Technology is marketed in all regions.

•	Chlorothalonil (BRAVO®) is a world-leading fungicide. With its multi-site mode of action, it is a good partner for most fungicides such as AMISTAR® Technology or isopyrazam, mefenoxam, and mandipropamid and is increasingly being integrated into disease control programs using multiple products. Chlorothalonil is used in all major crops and in lawn and garden, and is marketed in all regions.

•	Cyproconazole (ALTO®) is a systemic fungicide with broad-spectrum activity, especially against rust and leaf spot in cereals, soybean, sugar beet and coffee. Syngenta mainly sells cyproconazole in mixtures with other fungicides principally in Latin America and Europe, Africa and Middle East. Cyproconazole is marketed in all regions.

•	Cyprodinil (UNIX®/STEREO®1/SWITCH®/CHORUS®) is a powerful fungicide for use on cereals. It is used to control eyespot, powdery mildew and leaf spot diseases. Because it has a specific mode of action, it is a particularly effective solution where resistance to other fungicides has developed. CHORUS® and SWITCH® are cyprodinil-based formulations which are used on pome fruit such as apples and pears or on grapes and vegetables. Cyprodinil is marketed in all regions.

•	Difenoconazole (SCORE®, ARMURE®, TASPA®) is a systemic triazole fungicide with broad-spectrum activity against plant diseases, particularly leaf spots of pome fruit, vegetables, soybeans, rice and plantation crops. Long-lasting protective and strong curative activity make it well suited for threshold based plant disease management whereby the plant is treated only when the development of the disease has passed a certain point. Target crop pathogens include Cercospora, Alternaria, Septoria and other leaf spots, powdery mildews and scabs as well as seed-borne diseases. Difenoconazole is marketed in all regions.

•	Fluazinam[2] (SHIRLAN®) is a fungicide for control of potato blight. Fluazinam is marketed in Europe, Africa and Middle East, North America and Latin America.

•	Mandipropamid (REVUS®) is currently registered in almost 100 countries and is used on fruits and vegetables to combat late blight and downy mildew. Mandipropamid is marketed in all regions.

•	MEFENOXAMTM3 (RIDOMIL GOLD®/FOLIO GOLD®/SUBDUE®) is used for the control of air-borne, seed- and soil-borne diseases caused by fungi such as pythium, damping-off, late blight, pink rot and downy mildews. It is used on a wide variety of crops, including field, vegetable, oil and fiber crops. MEFENOXAM™ is marketed in all regions.

•	Propiconazole[4] (TILT®/BANNER®) is a foliar fungicide for broad spectrum disease control in cereals, bananas, rice, corn, peanuts, sugar beet, turf and other food and non-food crops. Propiconazole provides a strong curative and protective activity against a wide range of plant pathogens including powdery mildews, rusts and other leaf spot pathogens. Propiconazole is marketed in all regions.

•	Trinexapac-ethyl (MODDUS®) is a plant growth regulator. In cereals it reduces growth so that treated plants stay shorter and have stronger stems, enhancing their ability to withstand storms and remain upright until harvest. In sugar cane it is a yield enhancer and harvest management tool. Trinexapac-ethyl is marketed in all regions.

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

_______________________

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

•	Chlorantraniliprole mixtures (DURIVO®/AMPLIGO®/VIRTAKO®/VOLIAM FLEXI®/VOLIAM TARGO®). Chlorantraniliprole, licensed from E.I. DuPont de Nemours and Co (“DuPont”) for sale in mixtures with Syngenta active ingredients, is a chemical of the diamide class characterized by a unique mode of action and outstanding activity on all major lepidoptera pests in soybean, rice, vegetables, corn, fruits and cotton. Chlorantraniliprole mixtures are marketed in all regions.

•	Emamectin Benzoate (PROCLAIM® or AFFIRM®) provides control of caterpillars on vegetables, cotton and fruits, combining a unique mode of action with extremely low use rates and is compatible with integrated pest management. It has been launched in major markets such as Japan, Korea, the United States, Mexico, Australia and India and is under registration in a number of other countries. Emamectin Benzoate is marketed in all regions.

•	Lambda-cyhalothrin (KARATE®/ICON®) is one of the world’s most potent pyrethroids and is used on a wide range of crops to control chewing and sucking insects. Lambda-cyhalothrin is marketed in all regions.

•	Lufenuron (MATCH®) is an insect growth regulator that controls caterpillars in corn, potatoes, cotton, vegetables and fruits. It is a leading insecticide in terms of sales in its chemical class. Lufenuron is marketed in Europe, Africa and Middle East, Latin America and Asia Pacific.

•	Thiamethoxam (ACTARA®/ENGEO®) is highly active at low use rates against a broad spectrum of soil and sucking insects. It is highly systemic and well suited for application as a foliar spray, drench or drip irrigation. It is fast acting, works equally well under dry and wet conditions and has a favorable safety and environmental profile. It has been developed for a broad range of crops, including vegetables, potatoes, cotton, soybeans, rice, pome fruits and stone fruits (such as peaches or plums). Thiamethoxam is marketed in all regions[5].

•	Tefluthrin (FORCE®) is a premium corn granular and liquid insecticide that provides broad-spectrum soil insect control and residue activity. Tefluthrin is marketed in all regions.

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

_______________________

5 The European Commission suspended effective December 1, 2013 the use of neonicotinoid insecticides on bee attractive crops before and during flowering due to the alleged impact of these products on bee populations. The suspension impacts sales of Syngenta’s thiamethoxam products in European Union markets, primarily the seed treatment CRUISER® in corn, sunflower and oilseed rape crops. Directly impacted annual sales of Syngenta’s thiamethoxam products in European Union markets at the time use of the product was suspended were less than $100 million. On August 27, 2013, Syngenta submitted a legal challenge to the European Commission’s decision to suspend the use of thiamethoxam on bee attractive crops. Thiamethoxam continues to be used in European Union markets as CRUISER® in sugar beet, a non-bee attractive crop, and in potatoes and vegetable crops in glass houses, and as ACTARA®/ENGEO® on all crops after flowering.

•	MEFENOXAMTM3 (APRON® XL) is used for the control of seed and soil-borne diseases caused by fungi such as pythium, phytophtora and downy mildews. It is used worldwide on a wide variety of crops, including field crops, vegetables, oil and fiber crops. MEFENOXAM™ is also used as a mixing partner for seed protection at low use rates. MEFENOXAM™ is marketed in all regions.

•	Thiamethoxam (CRUISER®) is an insecticide with systemic activity in a wide range of crops including cereals, cotton, soybeans, canola, sugar beet, corn, sunflower and rice. Its properties are such that it provides a consistent performance under a wide range of growing conditions. Thiamethoxam acts against a wide range of early season sucking and chewing, leaf feeding and soil-dwelling insects such as aphids, thrips, jassids, wireworms, flea beetles and leafminers. Thiamethoxam is marketed in all regions[5].

Seeds

Field crops

•	Cereals (NK®, AGRIPRO® COKER™, RESOURCE SEEDS INC., C.C. BENOIST™) wheat and barley varieties combine high yield, superior disease resistance and agronomic characteristics coupled with excellent grain quality for the milling, malting and animal feed industries. Cereals are sold mainly in Europe and North America.

•	Corn (GOLDEN HARVEST™, NK®, SPS®, INNOTECH™, CATALYST® and PHOENIX®) hybrids are sold by Syngenta via established distribution channels covering a full range of countries and maturities. In addition, hybrids and inbred lines are licensed to other seed companies in the US via Greenleaf Genetics LLC. Syngenta hybrids are characterized by their high yield potential, stability of performance, uniformity and vigor. In approved markets, many of Syngenta’s elite hybrids are offered as stacked trait versions that include AGRISURE VIPTERA®, and AGRISURE DURACADE®, which provide built-in insect protection against corn borers and corn rootworms and tolerance to glyphosate herbicide. Syngenta offers four specific trait stacks that carry the title E-Z REFUGE® and are integrated refuge products. The products are more convenient for growers than planting a separate refuge and also improve the durability of the insect control traits by facilitating refuge compliance. Syngenta also offers seeds with AGRISURE ARTESIAN® technology, which improves the corn plant’s water use efficiency. Competitive hybrids developed through marker assisted breeding are sold for silage and grain markets. Different hybrids of corn seeds are marketed in all regions.

•	Oilseeds (SYNGENTA®, NK®, SPS®) include sunflower and oilseed rape. Syngenta sunflower seed hybrids are bred for high yield as well as heat stress tolerance, disease resistance, broomrape tolerance, herbicide tolerance and oil quality. Syngenta’s oilseed varieties combine high yield genetic superiority and herbicide tolerance, which give growers flexibility in their weed control. The company’s oilseed rape varieties and hybrids offer good oil production and plant health. Sunflower seeds are sold primarily in Russia, Ukraine, Southeast Europe and Argentina while the major markets for oilseed rape are Europe and Canada.

•	Rice (FRONTLINE®) In 2012, Syngenta acquired Devgen, which significantly broadened its rice portfolio with the addition of the FRONTLINE® brand. Under Rice Seeds global brand FRONTLINE®, new hybrids are introduced with improved yield, seed productivity, grain quality, and tolerance to biotic and abiotic stress factors. Rice is marketed in Asia Pacific.

•	Soybean (SYNGENTA®, NK®, SPS®) varieties combine high yield genetic superiority, insect control[6] and herbicide tolerance[6], which give growers flexibility in their insect and weed control. The major markets for soybean are in North America and Latin America. Syngenta also licenses varieties of soybean to other seed companies in the USA via Greenleaf Genetics LLC.

_______________________

6 Genuity® Roundup Ready® and Genuity® Roundup Ready 2 Yield® herbicide tolerance traits are licensed from Monsanto Technology LLC. Genuity® Roundup Ready® and Roundup Ready 2 Yield® are registered trademarks of Monsanto Technology LLC. Intacta RR2 PRO™ is licensed from Monsanto Technology LLC.

•	Sugar beet (SYNGENTA®, HILLESHÖG®, MARIBO®) seeds are bred to develop high yielding varieties with good stress and disease tolerance, high sugar content, low soil tare and improved juice purity. The major markets for sugar beet seeds are in Europe and North America.

•	Sugar beet varieties with the Genuity® Roundup Ready®6 herbicide tolerance trait feature high sugar content and multiple disease resistances across a number of geographies. These sugar beet seeds are marketed in the USA and Canada.

Vegetables

•	Vegetables brands include ROGERS®, S&G®, ZERAIM GEDERA® and DAEHNFELDT®. Syngenta offers a full range of vegetable seeds, including beans, broccoli, cabbage, carrots, cauliflower, cucumbers, lettuce, melons, onions, okra, peas, peppers, spinach, squash, sweet corn, tomatoes and watermelons. Syngenta breeds varieties with high-yield potential that can resist and tolerate pests and diseases. Syngenta develops genetics that address the needs of consumers as well as processors and commercial fresh market growers. In 2013 Syngenta acquired the breeding programs for cucumber, tomato and pepper for greenhouse production from MayAgro Seeds, broadening its offer in Turkey and the Middle East. Different varieties of vegetable seeds are marketed in all regions.

Recently Launched Products and Services (last 3 years)

Integrated Business

•	GROMORE™ is a holistic crop protection and agronomy protocol with a targeted go-to-market approach that provides guidance to smallholder growers for crop protection, seed, nutrients and water optimization which helps them overcome challenges resulting from water scarcity, labor shortages and productivity. Growers can realize yield gains by being better able to choose the right input at the right dose and at the right time for each of the four key growth phases of the crop.

•	PLENE® is a revolutionary solution for sugar cane in Brazil, combining chemistry, plant genetics and mechanical technology to provide an integrated cane planting solution. PLENE® EVOLVE™ is a young plant that can be mechanically transplanted and accelerates variety renewal through elite genetics. It can be multiplied directly by the customer resulting in increased genetic purity and high productivity. PLENE® PB is a pre-germinated seed cane with a simple planting process and offering a superior multiplication rate together with yield, vigor and quality. In 2015, Syngenta significantly increased production capacity for PLENE PB.

•	HYVIDO® is a hybrid barley that offers increased yield, consistency of yield and improved resistance to abiotic stresses. In addition, Syngenta currently offers growers who purchase HYVIDO® an optional cash-back yield guarantee. It guarantees that farmers who subscribe to the offer and use the agronomy protocol (which includes seeds and Syngenta Crop Protection products to maximize yield) will be reimbursed for part of the cost of the program if the yield from reference fields of HYVIDO® is not higher by a specified amount than the yield from conventional fields.

•	INTEGRARE™ is Syngenta’s High Yield Soybean solution tailored for Brazilian growers to unlock the full yield potential of their crop and increase the confidence on their return on investment. It is a complete offer combining a best in class portfolio (seeds, Seedcare, crop protection chemicals) and customized protocols together with agronomic (e.g. plant nutrition advice) and financial services (e.g. risk management).

•	Fruit Quality Contract enhances growers’ market access while reducing complexity and risk through a tailored Crop Protection program with cashback assurance. It enables growers to comply with export and food chain requirements.

•	New Customer in Cereals offers food companies and growers the ability to increase local sourcing of high quality grains in emerging markets. Current relationships include AB InBev in beer and Baronia in pasta.

•	‘Water+’ Intelligent Irrigation Platform is designed to deliver improved revenue potential by conveniently integrating crop inputs, agronomic expertise and technology.

•	Ethanol Grain Quality Solution is a production system that improves corn quality delivered to ethanol plants, resulting in higher ethanol output.

Crop Protection

Fungicides

•	Isopyrazam (BONTIMA®, SEGURIS®, REFLECT®) is a new broad-spectrum fungicide for cereals, banana, pome fruit, oilseed rape and vegetables which complements Syngenta’s existing product range and provides additional resistance management opportunities. Isopyrazam is marketed in Europe, Africa and Middle East, Latin America and Asia Pacific.

•	SOLATENOL™ (ELATUS™, APROVIA™) belongs to the carboxamide chemistry with SDHI mode of action and is combined with AMISTAR® Technology to produce ELATUS™, a foliar fungicide for use on soybean Asian Rust disease, which is the largest disease problem faced by farmers in Latin America. ELATUS™ was introduced in Paraguay and Bolivia in 2013 and Brazil in 2014. It was also launched in Argentina in 2015 on peanuts. SOLATENOL™ received registration from the US Environmental Protection Agency in 2015. First significant sales in the USA are expected in the 2016 season. SOLATENOL™ received registration for use in the European Union in January 2016. First sales in France are expected in the 2016 growing season.

•	In addition, Syngenta has recently introduced a range of biologicals into its portfolio in different countries including the brands QUANTIS, ISABION®, TAEGRO®[7], SAKALIA®, TIMOREX®[8] GOLD and REMEDIER®[9] .

Selective herbicides

•	Bicyclopyrone (ACURON®) is the leading residual corn herbicide which provides broad spectrum broadleaf and annual grass weeds control. Bicyclopyrone was developed to complement mesotrione. When combined with atrazine and S-metolachlor in ACURON®, which was launched in the US corn market in 2015, it delivers multi-targeted control of the most problematic broadleaf and grass weeds with built-in resistance management technology with 4 active ingredients and 3 modes of action.

Seedcare

•	Pasteuria spp (CLARIVA®) is an endospore-forming bacterium that is a natural control for nematodes offering immediate infection, which stops them from feeding and reproducing and ultimately kills them. CLARIVA® is currently registered for sale and use in the USA for soybeans.

•	Cyantraniliprole (FORTENZA®) Syngenta acquired from DuPont in 2008 the rights to access cyantraniliprole, a second generation diamide, for use in different agricultural fields. This new seed treatment insecticide has a different mode of action acting as both a chemical and insect resistance management tool. It delivers best-in-class early season insect protection both above and below ground and will be available for a wide range of crops including corn, soybeans, oilseed rape/canola, sunflower and rice. FORTENZA® was granted registration in several countries including Canada and Argentina in 2013, China in 2014 and Mexico in 2015. Future seed treatment registrations are planned for Brazil and other Latin American countries, US, other Asian countries, Europe and Africa. FORTENZA® has been commercially launched in Argentina, China and Canada.

•	Sedaxane (VIBRANCE®) is a proprietary fungicide based on the SDHI mode of action combining excellent control against a broad range of seed- and soil-borne diseases with ideal mobility in the soil. This gives long-lasting protection for the entire root system, resulting in higher crop productivity in a broad range of crops including cereals, soybean, oilseed rape/canola, corn, rice, sugar beet, sunflower, cotton and potatoes. Sedaxane received broad registration in 2014 and is marketed in all regions.

_______________________

7 TAEGRO® is licensed from, and is a registered trademark of Novozymes A/S.

8 TIMOREX® GOLD is licensed from, and is a registered trademark of BIOMORE ISRAEL LTD.

9 REMEDIER® is licensed from, and is a registered trademark of ISAGRO S.p.A.

Seeds

Field crops

•	AGRISURE VIPTERA® stacked trait hybrids continue to expand in Brazil, Argentina and Colombia.Through Syngenta’s enhanced corn breeding and trait conversion capabilities, 14 new genetic chassis and 38 new corn hybrids were launched in the branded North America portfolio in 2015.

•	In corn, 15 of the 38 new hybrids in North America will be sold in the EZ-Refuge® format, combining grower convenience and compliance with insect resistance management guidelines.

•	In corn, growers planted Syngenta genetically modified hybrids in Vietnam for the first time in 2015, consisting of GM technology that includes herbicide and insect resistance.

•	In corn, ARTESIAN™ technology continues to expand across North America and Europe, Africa and Middle East. Hybrids with ARTESIAN™ technology increased to 28 percent of sales in North America in 2015 from 21 percent in 2014 and doubled in EAME over the same period.

•	ENOGEN® is a corn seed technology incorporating a corn amylase trait that is the first genetically modified output trait in corn for the US ethanol industry. By enabling expression of an optimized alpha-amylase enzyme directly in corn, dry grind ethanol production can be improved in a way that can be easily integrated into existing infrastructure. Syngenta signed an agreement in 2014 with Cellulosic Ethanol Technologies, LLC (CET) (wholly owned subsidiary of Quad County Corn Processors) to make ethanol from corn kernel fiber. The combination of CET’s Cellerate™ process technology (formerly known as Adding Cellulosic Ethanol or ACE) with ENOGEN® technology provides synergistic benefits enabling a substantial increase in performance, sustainability and profitability of ethanol plants.

•	Syngenta continues to deliver a strong portfolio of soybean, with the launch of more than 50 new varieties in North America and South America having improved diverse genetics bringing new levels of resistance to key diseases.

Additionally, in South America, Syngenta introduced soybean varieties with herbicide tolerance and insect control10.

•	In wheat, a number of new products have been launched across the spring and winter wheat ranges with high yield, good disease tolerance and high bread making qualities. These new wheat seeds are marketed mainly in Europe and North America.

•	In oilseeds, Syngenta entered the canola seeds business in Canada in the 2013/2014 growing season and currently is marketing four high yielding hybrids with herbicide tolerance provided by the Genuity® Roundup Ready®6 trait. This new hybrid barterseed portfolio is being commercialized as part of an integrated cross-crop solution across the whole farm targeting canola, cereals and pulses.

_______________________

10 Intacta RR2 PRO™ is licensed from Monsanto Technology LLC.

Vegetables

In Vegetables, Syngenta continues to launch new and attractive consumer products in the United States, Europe and other parts of the world. Some examples of recently launched products include:

•	In melon, HODA, a yellow canary variety for cultivation in Africa and the Middle East.

•	In pepper, FELICITAS and CONGA, new blocky varieties for protected production in the Americas; MERKAVA, a new blocky variety for protected production in Europe.

•	In cauliflower, CAYLEN, a variety for production in Europe which brings a very good curd quality; CFL1522, a variety with strong heat and humidity tolerance as well as a good curd presentation for the tropical regions.

•	In squash, new products PROMETHEUS in Europe and SPINELESS PERFECTION in the USA, which offer growers excellent high yield with a broad-spectrum disease resistance.

•	In sweet corn, GSS2259P/SHINEROCK multi disease resistant processing sweet corn variety with high yield potential and a native herbicide tolerance, launched globally, and GSS1453 variety with enhanced disease resistance packaged with high yield potential and deep kernels for high recovery, launched in North America.

•	In tomato, NEBULA, a new cherry variety for protected greenhouses in worldwide sophisticated markets, which consistently delivers an outstanding flavor and sets new taste standards; BAMBELO and SEYCHELLE, two new baby plum varieties for protected greenhouses, which bring a unique combination of taste, color, convenience and agronomic performance; TAI1057, a variety which offers improved yield, strong virus resistance, heat set and firmness in South Asia.

•	In watermelon, successful large fruit size seedless varieties such as FASCINATION in the USA and in northern Latin America, and EXCLAMATION in the USA. In addition, EL GHALI, a large fruit size seeded variety was launched in North Africa.

Products and Services in Late Stage Development

Integrated Business

Syngenta’s integrated business offers in late stage development include:

•	PLENE® - In 2014, Syngenta announced plans to broaden and scale up its PLENE® platform of integrated sugar cane solutions. The PLENE® platform will have in the future three products: PLENE® Evolve and PLENE® PB for nurseries and gap filling, and PLENE® Emerald for commercial planting.Through an exclusive licensing agreement with New Energy Farms, Syngenta will access an innovative planting system for sugar cane in Brazil: CEEDS™ (Crop Expansion Encapsulation and Drilling System). The CEEDS™ technology under development will deliver PLENE® Emerald. Activities in 2016 and 2017 will focus on field trials and research and development (“R&D ”) development with pre-launch expected by the end of 2017 and commercial sales beginning in 2018.

•	MAXVEG™ is an integrated crop protection and agronomy offer for smallholder growers particularly in Asia matching crop protection and nutrients to crop growth stages of specific varieties in order to increase yield.

•	Vegetables Sustainability & Productivity offers for sophisticated growers of greenhouse vegetables in Europe combining seed varieties, crop protection products and biologicals in order to increase crop yield, reduce input resources and ensure produce meeting stringent retailer demands.

•	Cotton Fast Start Performance provides cotton growers with integrated solutions to address biotic and abiotic concerns, focusing on the initial stages of the growth cycle to enable healthy cotton establishment, increased yields and improved quality.

Crop Protection

Syngenta’s pipeline of products under development includes the following Crop Protection products in late stage development:

Fungicides

•	Oxathiapiprolin[11] (ORONDIS™) is a piperidinyl thiazole isoxazoline class of fungicides. ORONDIS™ is a step change fungicide for oomycete control in vegetables and specialty crops providing effective long lasting field performance, protection of new growth in plants and consistent disease control. ORONDIS™ premixes with various active ingredients will be sold worldwide within one global brand family that contains suffixes for differentiation of the mixtures. ORONDIS™ received registration from the US Environmental Protection Agency in 2015 and is expected to be launched in 2016.

•	ADEPIDYN™ (pydiflumetofen) is a new broad spectrum fungicide belonging to carboxamide chemical class, having an SDHI mode of action. It delivers a step change in efficacy against leaf spots and excellent control of powdery mildew across multiple crops. In addition ADEPIDYN™ is highly active on difficult to control diseases such as Botrytis, Sclerotinia, Corynespora and Fusarium Head Blight, which cause severe damage on key crops. Products containing ADEPIDYN™ are being developed for canola, cereals, corn, soybean, specialty crops, vegetables and Lawn and Garden across the globe, with the first product launch expected in 2017.

Insecticides

•	Cyantraniliprole mixtures (MINECTO™) Syngenta acquired from DuPont the exclusive right to use cyantraniliprole in mixtures with Syngenta insect control products. Cyantraniliprole is a new broad-spectrum insecticide that also controls sucking pests and is complementary to the chlorantraniliprole insect control product used for Lepidoptera pest control that Syngenta sells in mixtures with its own leading insect control products.

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

Below are examples of products in development:

Field crops

•	In barley, next generation spring malting barley with improved enzyme characteristics and new winter barley hybrids combining high yield with improved production characteristics. Syngenta’s first hybrid malting barley variety has started the registration process.

•	Syngenta continues to work towards developing corn seeds across a variety of maturities with high yield, stress tolerance and improved agronomic characteristics, including developing the next generation corn rootworm control trait with a unique mode of action and high efficiency, and stacking multiple modes of action for the same target insects (trait pyramiding) to improve efficacy, combat insect resistance and provide refuge reduction in corn while increasing long-term product sustainability.

_______________________

11 Oxathiapiprolin is licensed from DuPont.

•	High yield SAFECROSS™ hybrids with improved disease resistance and stress tolerance in winter oilseed rape.

•	In rice, Syngenta is developing an enhanced hybrid portfolio by combining its legacy breeding programs with those acquired in the Devgen acquisition.

•	A wide range of soybean varieties in late stage development deliver expanded spectrum control of soybean cyst nematodes through utilization of alternate native trait sources of resistance and combines this control with tolerance to sudden death syndrome, iron deficiency chlorosis and phytophthora root rot. In South America the development of a full proprietary portfolio with herbicide tolerance and insect control[10] varieties covering major maturity groups and market segments is well advanced.

•	Sugar beet with second generation nematode tolerance for the European market and with broad-spectrum disease and virus resistance in combination with Genuity® Roundup Ready®6 herbicide tolerance trait for the North American market.

•	Sunflower with high stable yields, integrating broomrape, herbicide and disease resistance.

•	Healthy oil varieties of high oleic sunflower comprising higher heat stability of plant oils for frying.

•	In wheat, Fusarium tolerance, high yield, improved and novel quality, new disease resistance and drought tolerance. In addition, Syngenta is developing a hybrid wheat technology and portfolio, capitalizing on best-in-class breeding expertise and conventional germplasm, some leading commercial positions in conventional wheat in North America and Europe, Africa and Middle East, and prior experience in hybrid barley.

Vegetables

•	Focus on increased agronomic quality, fruit quality and shelf life improvements and better plant performance in combination with virus, fungal and insect resistances to provide increased grower performance reliability.

•	Advancing abiotic stress tolerant traits for rootstocks for the high value tomato and pepper markets.

•	Developing new fruit sizes in melons and watermelons tailored to shrinking family sizes in North America and Europe.

•	Bringing forward new consumer and value chain traits for textures that improve the quality of fresh cut fruit.

•	Vegetable research and development to advance convenience traits for consumers.

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

A key element of Syngenta’s marketing is grower support and education. This is particularly important with respect to small growers in developing countries. For many years, Syngenta has held numerous courses around the world for growers as a result of which millions of farmers have been trained in the safe and sustainable use of crop protection products. As part of the Good Growth Plan initiated in 2014, Syngenta targets reaching 20 million smallholder farmers and helping them increase their productivity by 50 percent, while preserving the long-term potential of their land. This is being done with the help of organizations such as USAID to enable access to technology and capacity building for smallholder farming in developing countries. Syngenta also trains agricultural extension workers and distributors so that they can further disseminate good practice and reach an even wider audience.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for agribusiness products is designed to ensure the protection of the consumer, the grower and the environment.

Syngenta’s products are marketed throughout the world through brands, many of which are well known by growers and some of which have been established for many years. Brand names for Syngenta’s key products are listed above in “Integrated Business – Key Marketed Products”. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers.

Syngenta has developed and utilizes a number of innovative ways to attract and retain customers in different parts of the world. In an effort to manage some foreign exchange and commodity price volatility in some countries, including Brazil and Argentina, Syngenta sells via barter. In Brazil and Argentina, a recognized agricultural barter trading method allows growers to pre-arrange sale of their soybean, cotton and cereals crops to commodity traders. Under such pre-arrangements, traders pay Syngenta for its crop protection products on growers’ behalf when growers deliver crops to the traders. Syngenta generally does not take ownership or delivery of the crops and retains only insignificant commodity price risk in barter transactions. Syngenta also directly barters with Brazilian coffee farmers by accepting their crop as payment for its crop protection products. Syngenta has developed a coffee trading network which sells the coffee to roasters and cooperatives internationally. These barter programs also help Syngenta and its customers mitigate the cash flow and financing risks inherent in the Brazilian agricultural market. Approximately 20 percent of Syngenta’s sales in Brazil and 50 percent of sales in Argentina are transacted under one of these barter programs. Syngenta has introduced similar barter programs in Ukraine to secure collection of receivables from customers or to encourage growers to prepay for crop protection or seed products. Approximately 15 percent of Syngenta’s Ukraine sales are transacted under such barter programs.

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

Production and Supply

Syngenta’s combined Crop Protection and Seeds Production and Supply function plays an integral role in implementing Syngenta's strategy in a sustainable manner by assuring product delivery, facilitating delivery of integrated crop solutions, supporting growth plans, reducing costs and promoting efficient use of capital. Through the effective procurement, production and distribution of products, the function ensures that Syngenta meets its commitments to customers around the world. Production and Supply supports Syngenta’s growth plans (particularly in emerging markets) and accelerates the building of expertise for scalability and efficiency.

The manufacture of chemical crop protection products and the production of seeds for sale to growers involve different processes.

Active ingredients used for Crop Protection products are manufactured at a limited number of sites located in Switzerland, the United States, the United Kingdom, China and India. Syngenta announced in December 2015 its intention to divest its active ingredient plant in Goa, India. Syngenta also operates a number of chemical formulation and packing sites strategically located close to the principal markets in which those products are sold. Syngenta operates major formulation and packing plants in Belgium, Brazil, China, France, India, South Korea, the United Kingdom, the United States and Switzerland. The formulation, fill and packaging operations in Switzerland will be closed in the latter part of 2016. Both the aforementioned site closures are part of the Accelerating Operational Leverage restructuring program, described further in Item 5.

Syngenta manages its Crop Protection supply chain globally and on a product-by-product basis, from raw materials through delivery to the customer, in order to maximize both cost and capital efficiency and responsiveness. Syngenta outsources the manufacture of a wide range of raw materials, from commodities through fine chemicals to dedicated intermediates and active ingredients. Sourcing decisions are based on a combination of logistical, geographical and commercial factors. Syngenta has a strategy of maintaining, when available, multiple sources of supply. Most purchases of supply chain materials are directly or indirectly influenced by commodity price volatility, due to price dependence on gas and oil. Total raw material spending was approximately 34 percent of Crop Protection sales in 2015.

Approximately 27 percent of Syngenta’s raw material purchases for Crop Protection products are fine chemicals. Syngenta has entered into short- to medium-term contracts with many suppliers to provide consistent supply.

Approximately 9 percent of Syngenta’s raw material purchases for Crop Protection products are readily available base chemicals that are subject to commodity chemical price volatility. Approximately another 6 percent of raw material purchases for crop protection products have an indirect exposure to commodity oil price volatility.

Approximately 14 percent of raw materials for Crop Protection products are sourced from China and India in local currencies and therefore are subject to cost fluctuations from movements in currency exchange rates. Exchange rate movements on Swiss Franc, Pound Sterling and Euro may also impact Syngenta’s reported raw material costs; approximately 5 percent, 3 percent and 27 percent, respectively, of raw materials for Crop Protection products are purchased in those currencies. Syngenta engages in currency hedging activities to mitigate the impact of currency fluctuations on the cost of its raw material purchases.

Seeds for sale by Syngenta to growers are grown (multiplied) and harvested by independent contract farmers throughout the world. After the harvest, the raw seed is cleaned, calibrated, treated and packaged in Syngenta or third party processing plants, which are located as close to the intended markets as possible so as to achieve cost effectiveness and match the seeds with the growing conditions that are optimal for the variety. This also eases logistics for seed products that require secure storage and timely delivery for the growing season. The largest facilities are located in Argentina, Brazil, France, Hungary, India, Morocco, Spain, Denmark, Thailand, the United States and the Netherlands.

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

An open and collaborative culture is essential to foster interaction and innovation, both within the R&D organization and across Syngenta, as well as with collaborators and partners. In 2014 and 2015, a number of changes were initiated and made in R&D to simplify the organization with the goal of delivering an innovative pipeline more productively through improved ways of working and leveraging Syngenta’s scale. Syngenta believes that R&D is now better placed to effectively and efficiently innovate across crops and regions, resulting in faster and more efficient development and registration of new products.

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

Syngenta is an R&D based company with total spending by its integrated business on research and development of $1,310 million in 2015, $1,376 million in 2014 and $1,320 million in 2013.

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

Syngenta’s biotechnology activities primarily take place at Research Triangle Park, NC, USA, for both research and development of key native and genetically modified traits. Activities at this site are supported by smaller laboratories around the world. In addition, Syngenta operates approximately 100 breeding and germplasm enhancement centers strategically located around the world.

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

For many crop varieties, including corn, rice, barley, sunflower, sugar beet, oilseed rape and many vegetables, Syngenta produces hybrid seeds, which means that the seed supplied to the grower is the result of the first cross between selected parents; these seeds are unique in expressing ‘hybrid vigor’, which enables improved yield, performance stability and better quality.

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

Competitive Environment

Syngenta’s key competitors are dedicated agribusinesses or large chemical companies headquartered in Western Europe and North America and comprise BASF, Bayer, Dow, DuPont and its Pioneer subsidiary, and Monsanto. Syngenta and these companies in 2015 accounted for about 60 percent of the worldwide market for crop protection and seeds products.

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

Lawn and Garden

Lawn and Garden leverages Syngenta’s agricultural chemical technologies into the adjacent markets of (i) consumer home and garden, (ii) turf, landscape and professional pest management and (iii) ornamental flower growers, where it is also a major supplier of flower seeds, cuttings and young plants.

Lawn and Garden is a global business active in all major regions and sales are made primarily via distributors through to its professional customer base.

Consumer home and garden products are primarily based on Syngenta’s fungicide, herbicide and insecticide range and mostly sold in bulk to wholesale companies for repackaging and sale to retailers.

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

Ornamental flowers provides growers of ornamentals and pot and bedding plants, bulbs and cut flowers with a range of chemical and biological crop protection solutions. In addition, it supplies seeds, cuttings and young plants to distributors, growers and retailers serving the pot and bedding plant markets. Syngenta’s flowers business (Syngenta Flowers) has a heritage dating back over 140 years and is active in all major regions. As the global leader in seeds and cuttings, Syngenta Flowers offers a wide range of pot and bedding plant genetics.

Focusing on the pot and bedding plan markets, Syngenta Flowers engages in breeding, producing and distributing flower seeds, cuttings and young plants. It has customers in over 80 countries with key markets comprising the US, Germany, France, UK, Netherlands and Japan. Sales are made primarily via distributors and brokers in North America and through distributors and directly to growers in Europe.

Key Marketed Products

Lawn and Garden offers a range of specialized products for use in the consumer home and garden, turf and landscape, ornamental controls and flower genetics markets. A large number of these products include active ingredients that are also used in Syngenta’s Integrated Business described above.

Ornamental controls, consumer home and garden, and turf and landscape brands include:

•	Abamectin (VERTIMEC®) is a leading ornamental insecticide.

•	Azoxystrobin (HERITAGE®/ORTIVA®/AMISTAR®) is a leading fungicide for use on turf, primarily golf courses, and in ornamentals.

•	Prodiamine (BARRICADE®) is a leading pre-emergence grass and broad-leaved weed herbicide in turf.

•	SUNJET® Flora (isopyrazam and azoxystrobin) for foliar application and PLENTRIX® (azoxystrobin and mefenoxam) for soil drench are the first Lawn and Garden fungicide brands specifically for ornamentals.

•	Thiamethoxam (ACTARA®) is an insecticide highly active at low use rates against a broad spectrum of soil and sucking insects.

•	Trinexapac-Ethyl (PRIMO MAXX®) is a herbicide on turf that prohibits vertical growth.

Professional pest management products for use in controlling insect and rodent pests include:

•	Primiphos-methyl (ACTELLIC®) is an insecticide used for indoor residual spray programs to control the spread of malaria and other vector-borne diseases. Recently re-launched as an encapsulated formulation for longer residual activity, ACTELLIC® CS has gained World Health Organization approval and is increasingly used to eradicate mosquitoes which are resistant to the pyrethroid insecticide class.

•	Brodifacoum (KLERAT®) is a rodenticide for both professional applicators and consumer use in homes and gardens.

•	Chlorantraniliprole (ALTRISET®/ACELEPRYN®) is a new class of insecticide for the control of termites in building structures and also white grubs and other pests in turf.

•	Indoxacarb (ADVION®/ARILON®) is an insecticide for application by professional pest control operators for the control of ants, cockroaches and other general insect pests.

Flower genetics brands include GOLDFISCH®, GOLDSMITH® SEEDS, YODER® and SYNGENTA® FLOWERS. Products include a full range of flower seeds, cuttings and young plants which Syngenta sells to professional flower growers. Syngenta focuses on breeding a full range of innovative flower varieties, including popular bedding plants such as viola, begonia, New Guinea impatiens, pelargonium and petunia; pot plants, such as cyclamen and poinsettia; cuttings for, amongst others, the growing market of hanging baskets, such as impatiens and verbena; and a wide range of attractive perennials.

Recently Launched Products

Recently launched products for use in ornamentals controls are:

•	BIOLINE® products – various predatory and beneficial insects supporting growers in North America to improve integrated production and in certification efforts.

•	HICURE™ – amino acids – a biostimulant used in cut flowers for mitigating climatic stress and enabling the rose plant to build a higher number of stems.

•	NEMATHORIN® 150 EC – fosthiazate[12] – controls soil nematodes in cut flower production.

•	MAINSPRING® – cyantraniliprole – a broad spectrum insecticide to control a wide range of ornamental pests.

•	MURAL™ – solatenol and azoxystrobin – for treatment of powdery mildew disease.

Recently launched products for use in Turf, landscape and professional pest management are:

•	BRISKWAY® – Fungicide (azoxystrobin and difenoconazole) – broad-spectrum fungicide for prevention and control of certain diseases in golf course turf grasses.

•	ZYROX® Fly Bait – granular fly control insecticide based on Cyantraniliprole which offers a new mode of action resistance management tool for controlling nuisance flies in urban, rural and commercial markets.

•	FERENCE® – insecticide for professional turf applications. Based on Cyantraniliprole, FERENCE® helps golf course superintendents systemically control annual bluegrass weevil at all larval stages.

•	VELISTA® – novel penthiopyrad SDHI class fungicide providing protection against a wide range of fungal diseases on turf grasses.

_______________________

12 Fosthiazate is licensed from ISK Biosciences Corporation.

•	HERITAGE® ACTION – azoystrobin and acibenzolar-s-methyl - providing both broad spectrum protection against fungi and plant health benefits.

•	APPEAR® – potassium phospite - systemic pigmented fungicide for the control of diseases caused by pythium and other pathogens on golf courses.

In Flowers, Syngenta introduces over 100 new and improved varieties and series every year. Some of the more unique introductions during the year were:

•	BIG KISS™ – F1 Seed Gazania - series with uniquely super-sized flowers up to 12 cm diameter.

•	CARTWHEEL® Strawberry Twist – F1 Seed Gerbera - first double flowered bi-color Gerbera from seed which achieved the Fleurostar Award 2014.

•	CALIENTE ® – vegetative Pelargonium - color additions which strengthen this interspecific geranium series with superior garden performance

•	CALLIOPE ® – vegetative Pelargonium - color additions which strengthen this interspecific geranium series with superior garden performance

•	SANGUNA® – vegetative Petunia – early and continuous flowering.

Products in Late Stage Development

Syngenta’s pipeline of products under development that have potential application in Turf, landscape and professional pest management, Ornamentals, and Home and garden also have application in its Integrated Business. For further information on this pipeline, see Products in Late Stage Development for Syngenta’s Integrated Business above.

Syngenta Flowers has a rich pipeline of products under development, which extends beyond 2020 and involves projects covering all product lines.

Production

Syngenta’s crop protection production process and facilities are leveraged to produce and source the range of Turf, landscape and professional pest management, Ornamentals and Home and garden chemical products marketed by Lawn and Garden. For a description of the manufacturing process for these products, see Production for Syngenta’s Integrated Business above.

Syngenta Flowers uses its own seed production facilities in Guatemala, Turkey and the Netherlands to produce, clean, pellet, coat and package seed. In addition, independent contract growers in Turkey and Indonesia are used to supplement capacity and capability.

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

Marketing and Distribution

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

Syngenta Flowers seed and vegetative products are marketed throughout the world through well-known brands, some of which have been established for over 100 years. The Syngenta Flowers brand is an umbrella brand representing the entirety of Syngenta’s offer in flower seeds, cuttings and young plants. Syngenta Flowers uses the GOLDFISCH® brand and the GOLDSMITH® and YODER® brands as portfolio brands. Syngenta’s sales force markets the majority of Syngenta’s brands, either to customers directly, in partnership with distributors, or through a network of dealers. In addition, Syngenta Flowers distributes and brokers its products and product forms through FLORIPRO SERVICES® in Europe. The product range of Flower seeds covers 200 seeds series in 70 classes, while the vegetative range covers 120 series in 81 crops.

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

The total spent on research and development in Lawn and Garden was $52 in 2015, $54 million in 2014 and $56 million in 2013.

Intellectual Property

Syngenta’s Turf, landscape and professional pest management, Ornamentals, and Home and garden products are largely derived from the same products produced for crop protection in its Integrated Business. For further information regarding how Syngenta protects its intellectual property related to these products, see Intellectual Property for Syngenta’s Integrated Business above.

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

Competitive Environment

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

The main competitive factors in the flowers industry remain the quality of genetics and the increasing importance of unique traits to enhance growers’ ability to produce as well as improving garden performance for consumers. Historically, and still to a large degree, flowers competition in the seeds industry has been fragmented, with small producers competing in local markets. The traditional grower market has evolved into a mass market of commodity products distinguished by low differentiation and overcapacity increasingly supplying a rapidly consolidating and competitive retail sector. The market opportunities are in increasing presence along the value chain towards retail and delivering to the consumer unique, higher quality plants with improved garden performance. At present, Syngenta Flowers’ main competitors in the seeds business are Ball and Sakata and in the vegetative business are Dummen Orange and Florensis.

Government Regulations

The field-testing, production, import, marketing and use of Syngenta’s products are subject to extensive regulation and numerous government approvals. Registration procedures apply in all major markets.

Products must obtain governmental regulatory approval prior to marketing. The regulatory framework for such products is designed to ensure the protection of the consumer, the grower and the environment. Examples of the regulatory bodies governing Syngenta’s products include the US Environmental Protection Agency, the US Department of Agriculture and the US Food and Drug Administration.

All biotechnology products are subject to intense regulatory scrutiny and Syngenta conducts extensive studies to ensure products are safe for both consumers and the environment. An extensive Syngenta network of regulatory experts around the world ensures compliance and continued dialogue with the authorities regarding regulatory submissions, insect resistance management programs and participation in further development of the biotech regulatory framework.

Governmental regulatory authorities perform risk assessments on genetically modified (“GM”) seed products to ensure the safety of the resulting plants and the food and feed derived from them. Syngenta must obtain regulatory approvals for both cultivation and for import of products thereof into key importing countries that have functioning regulatory systems. Cultivation countries for Syngenta’s GM seed currently include the US, Canada, Brazil, Argentina, Vietnam, Paraguay, Uruguay and the Philippines. Key import countries are defined based on the product and cultivation market. “Stacked” products developed through breeding to contain multiple GM traits are also subject to regulation in certain countries. Approvals in some countries are time limited and must be renewed on a periodic basis to ensure that each product adheres to current regulatory standards. Some countries also require safety monitoring and insect resistance management after product commercialization. Additionally, registration of new plant varieties, whether transgenic or not, is required in most countries, but not in the USA.

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

See Notes 2, 19 and 25 to Syngenta’s consolidated financial statements in Item 18 for a further discussion of environmental matters.

Organizational Structure

The following are the significant legal entities in the Syngenta group of companies (the “Group”). The disclosure criteria are as follows:

-	Companies directly owned by Syngenta AG

-	Companies indirectly owned by Syngenta AG with annual sales in excess of $100 million or equivalent or total assets in excess of one percent of total Group assets

-	Companies with a financing function

None of the significant legal entities are listed. Please refer to Note 29 in the consolidated financial statements in Item 18 for the appropriate consolidation method applied to each type of entity.

Country	Municipality	Capital and voting rights owned by Syngenta[1]	Local currency	Share capital in local currency	Function of company
Argentina
Syngenta Agro S.A.	Buenos Aires	100%	ARS	2,801,002,218	Sales/Production
Australia
Syngenta Australia Pty Limited	North Ryde	100%	AUD	83,942,909	Sales/Production/Development
Brazil
Syngenta Proteção de Cultivos Ltda.	São Paulo	100%	BRL	2,522,624,609	Sales/Production/Research
Canada
Syngenta Canada Inc.	Guelph	100%	CAD	–	Sales/Research
China
Syngenta (China) Investment Company Limited	Shanghai	100%	USD	46,660,810	Holding/Sales
France
Syngenta France S.A.S.	Saint-Sauveur	100%	EUR	50,745,240	Sales/Production/Development
Syngenta Holding France SA2	Guyancourt	100%	EUR	99,965,085	Holding/Finance
Germany
Syngenta Agro GmbH	Maintal	100%	EUR	2,100,000	Sales
Hungary
Syngenta Hungary Kft.	Budapest	100%	HUF	280,490,000	Sales/Production/Development
India
Syngenta India Limited	Pune	96%	INR	164,718,540	Sales/Production
Indonesia
PT Syngenta Indonesia	Jakarta	100%	IDR	58,122,874,000	Sales/Production/Development
Italy
Syngenta Italia S.p.A.	Milano	100%	EUR	5,200,000	Sales/Production/Development
Japan
Syngenta Japan K.K.	Tokyo	100%	JPY	–	Sales/Production/Research
South Korea
Syngenta Korea Ltd.	Seoul	100%	KRW	127,882,000,000	Sales/Production/Development
Mexico
Syngenta Agro, S.A. de C.V.	México City, D.F.	100%	MXN	157,580,000	Sales/Production/Development
Netherlands
Syngenta Seeds B.V.	Enkhuizen	100%	EUR	488,721	Holding/Sales/Production/Research
Syngenta Finance N.V.	Enkhuizen	100%	EUR	45,000	Finance
Syngenta Treasury N.V.	Enkhuizen	100%	EUR	90,001	Holding/Finance
Panama
Syngenta Crop Protection S.A.	Panama City	100%	USD	101,000	Sales/Distribution

Country	Municipality	Capital and voting rights owned by Syngenta[1]	Local currency	Share capital in local currency	Function of company
Paraguay
Syngenta Paraguay S.A.	Asunción	100%	PYG	192,000,000,000	Sales/Production
Poland
Syngenta Polska Sp.z.o.o.	Warsaw	100%	PLN	22,264,000	Sales
Russian Federation
OOO Syngenta	Moscow	100%	RUB	895,619,000	Sales/Distribution
Spain
Syngenta España S.A.	Madrid	100%	EUR	7,544,828	Distribution/Development/Production
Switzerland
Syngenta Supply AG	Basel	100%	CHF	250,000	Sales
Syngenta Crop Protection AG2	Basel	100%	CHF	257,000	Holding/Sales/Production/Research
Syngenta Crop Protection Monthey SA2	Monthey	100%	CHF	70,000,000	Production
Syngenta Crop Protection Münchwilen AG2	Münchwilen	100%	CHF	5,010,000	Production/Research
Syngenta Crop Protection Schweizerhalle AG in Liq.[2]	Muttenz	100%	CHF	103,000	in Liquidation
Syngenta Agro AG	Dielsdorf	100%	CHF	2,100,000	Sales/Production/Research
Syngenta Agroservices Asia AG2	Basel	100%	CHF	650,000	Distribution/Consulting
Syngenta Finance AG2	Basel	100%	CHF	10,000,000	Finance
Syngenta International AG2	Basel	100%	CHF	100,000	Management Services
Syngenta Participations AG2	Basel	100%	CHF	25,000,020	Holding
Syngenta South Asia AG2	Basel	100%	CHF	9,000,000	Holding/Finance
Ukraine
TOV Syngenta	Kiev	100%	UAH	2,009,240,000	Sales/Research
United Kingdom
Syngenta Limited	Guildford	100%	GBP	85,000,000	Holding/Production/Research
Syngenta UK Limited	Fulbourn	100%	GBP	500	Sales/Research
USA
Syngenta Crop Protection, LLC	Greensboro	100%	USD	100	Sales/Production/Research
Syngenta Seeds, LLC	Minnetonka	100%	USD	–	Sales/Production/Research
Syngenta Corporation	Wilmington	100%	USD	100	Holding/Finance
GreenLeaf Genetics LLC	Minnetonka	100%	USD	100	For Liquidation
Vietnam
Syngenta Vietnam Ltd.	Bien Hoa City	100%	USD	45,000,000	Sales/Production

_________________________

1	The capital and voting rights in 2015 have not changed compared with 2014

2	Direct holding of Syngenta AG

Property, Plants and Equipment

Syngenta’s principal executive offices are located in Basel, Switzerland. Syngenta’s businesses operate through a number of offices, research facilities and production sites. The following is a summary of Syngenta’s principal properties:

Locations	Freehold/ Leasehold	Approx. area (thou. sq. ft.)	Principal use
Rosental, Basel, Switzerland	Freehold	300	Headquarters, global functions
Monthey, Switzerland	Freehold	10,400	Production
Stein, Switzerland	Freehold	4,000	Research
Dielsdorf, Switzerland	Freehold	200	Administration, marketing, production
Kaisten, Switzerland	Freehold	100[1]	Production
Münchwilen, Switzerland	Freehold	600	Research, production
Seneffe, Belgium	Freehold	2,500	Production
Ghent, Belgium	Leasehold	100	Administration, research
Aigues-Vives, France	Freehold	1,500[2]	Production
Nérac, France	Freehold	600	Production
St Pierre, France	Freehold	1,500	Production
Saint-Sauveur, France	Freehold	200	Research, production
Sarrians, France	Freehold	3,200	Research
Bad Salzuflen, Germany	Leasehold	34,400	Research, production
Mezotur, Hungary	Freehold	1,300	Production
Enkhuizen, The Netherlands	Freehold	3,500	Administration, research, marketing, production
Landskrona, Sweden	Freehold	8,700	Research, production, marketing
Jealott’s Hill, Berkshire, UK	Freehold	28,300	Research
Huddersfield, West Yorkshire, UK	Freehold	10,800	Production
Grangemouth, Falkirk, UK	Freehold	900	Production
Greensboro, North Carolina, USA	Freehold	3,000	US headquarters, research
Minnetonka, Minnesota, USA	Freehold	100	Administration
St. Gabriel, Louisiana, USA	Freehold	54,700	Production
Greens Bayou, Texas, USA	Freehold	10,900[3]	Production
Research Triangle Park, North Carolina, USA	Freehold	3,400	Research
Gilroy, California, USA	Freehold	2,500	Production, research, marketing
Lone Tree, Iowa, USA	Freehold	1,300	Production
Omaha, Nebraska, USA	Freehold	1,800	Production
Phillips, Nebraska, USA	Freehold	2,600[4]	Production
Waterloo, Nebraska, USA	Freehold	1,700[5]	Production
Pasco, Washington, USA	Freehold	1,700	Production
Clinton, Illinois, USA	Freehold	1,400	Research
Stanton, Minnesota, USA	Freehold	18,000	Research
Slater, Iowa, USA	Freehold	13,700	Research
Woodland, California, USA	Freehold	6,400	Production, research
Venado Tuerto, Argentina	Freehold	1,000	Production
Formosa, Brazil	Freehold	2,200	Production
Itápolis, Brazil	Freehold	500	Production
Ituiutaba, Brazil	Freehold	2,200	Production
Matão, Brazil	Freehold	500	Production
Paulinia, Brazil	Freehold	6,800	Production
Uberlandia, Brazil	Freehold	27,000	Research
Amatitlan, Guatemala	Freehold	3,100	Production
Kapok, Guatemala	Freehold	2,000	Production
Nantong, China	Leasehold	1,900	Production
Beijing, China	Leasehold	300	Research
Goa, India	Freehold	8,700	Production, research
Iksan, South Korea	Freehold	900	Production
Koka, Ethiopia	Leasehold	9,700	Production
Pollen, Kenya	Freehold	4,800	Production
Thika, Kenya	Freehold	3,000	Production

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

In 2015, Syngenta completed the approximately $80 million project, which commenced in 2013, at Syngenta’s Formosa site in Brazil to expand production capacity by approximately 30 percent.

In 2013, Syngenta announced plans to invest approximately $90 million by the end of 2018 on the expansion of its research and development operations on Syngenta’s research campus in Research Triangle Park, North Carolina, USA, including further capacity expansion, and upgraded laboratory and other facilities. Research at the expanded site will focus on traits that can better tolerate climate variability, combat plant stresses such as drought, and enhance crop productivity and plant performance. In addition to the current focus on corn and soybean, research will be expanded to incorporate other crops such as cereals, rice, vegetables and sugar cane. Spending on the project in 2015 was approximately $30 million and cumulative spending totals approximately $80 million.

In 2014, Syngenta started work at its Monthey, Switzerland site to increase the production capacity of SDHI fungicides by 900 metric tons per year by 2017 at an estimated cost of $65 million. Spending on the project in 2015 was approximately $30 million and cumulative spending totals approximately $40 million.

In 2014, Syngenta announced plans to invest an additional approximately $100 million at its Kaisten, Switzerland site to increase production capacity of an intermediate to one of its major Selective herbicide products by an additional approximately 30 percent to meet increasing demand. Spending on the project in 2015 was approximately $30 million and cumulative spending totals approximately $70 million. Due to lower than previously anticipated demand growth, completion of the project has been postponed to 2016.

Syngenta is refurbishing and modernizing its Basel headquarters under a program that will run over the period through 2017 and is estimated to cost approximately $200 million, with approximately 85 percent spent as of December 31, 2015.

The approximately $90 million project at Syngenta’s Nantong, China facility to increase production capacity of crop protection products by approximately 1,000 metric tons per year to meet increasing demand was completed in 2015.

The approximately $50 million project at Syngenta’s Stein, Switzerland research site to expand and upgrade its biological sciences facilities in order to meet long-term growth objectives was completed in 2015.

In 2015, Syngenta announced plans to invest $20 million at its Seedcare Institute facility located in Stanton, Minnesota, USA to expand existing infrastructure to meet long-term business objectives. Spending on the project during 2015 was less than $10 million.

ITEM 4A – UNRESOLVED STAFF COMMENTS

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

Constant exchange rates

Approximately 51 percent of Syngenta’s sales and 65 percent of Syngenta’s costs in 2015 were denominated in currencies other than US dollars. Therefore, Syngenta’s results for the period covered by the review were significantly impacted by movements in exchange rates. Sales in 2015 were 11 percent lower than 2014 on a reported basis, but were 1 percent higher when calculated at constant rates of exchange. The Company therefore provides analysis of results calculated at constant exchange rates (“CER”) and also actual results to allow an assessment of performance before and after taking account of currency fluctuations. To present CER information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for this year. An example of this calculation is included in Appendix A of this section.

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

Syngenta operates globally to capitalize on its technology and marketing base. Syngenta’s largest market in 2015 was Europe, Africa and the Middle East, which represented approximately 31 percent of consolidated sales (2014: 32 percent) followed by Latin America and North America, each at 27 percent (2014: 29 percent and 25 percent, respectively) and Asia Pacific at 15 percent (2014: 14 percent). Markets for agricultural products in Europe, Africa and the Middle East and North America are seasonal resulting in both sales and operating profit for Syngenta in these markets being weighted towards the first half of the calendar year, which largely reflects the northern hemisphere planting and growing cycle. Latin America has its main selling season in the second half of the year due to its location in the southern hemisphere. Asia Pacific sales and operating profit are more uniform throughout the year.

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

The consolidated financial statements in Item 18 are presented in US dollars, as this is the major currency in which revenues are denominated. However, significant, but differing proportions of Syngenta’s revenues, costs, assets and liabilities are denominated in currencies other than US dollars. Approximately 15 percent of sales in 2015 were denominated in Euros, while a significant proportion of costs for research and development, administration, general overhead and manufacturing were denominated in Swiss francs and British pounds sterling (approximately 19 percent in total). Sales in Swiss francs and British pounds sterling together made up approximately 2 percent of total sales. Marketing and distribution costs are more closely linked to the currency split of the sales. As a result, operating profit in US dollars can be significantly affected by movements in exchange rates, in particular movements of the Swiss franc, British pound sterling, Euro and Brazilian real, relative to the US dollar, and the relative impact on operating profit may differ from that on sales. Sales in emerging markets are over 50 percent of Syngenta’s total sales. Where it is not commercially disadvantageous, Syngenta sets sales prices in these markets in US dollars, particularly in parts of Latin America and the CIS. However, in many emerging territories Syngenta sells in the local currency of the countries in the territory and as a result has a long exposure to multiple emerging market currencies. The effects of currency fluctuations within any one year have been reduced by risk management strategies such as hedging and the aforementioned US dollar sales pricing. For further information on these strategies please refer to Note 27 of the consolidated financial statements in Item 18.

The consolidated financial statements in Item 18 are based upon Syngenta’s accounting policies and, where necessary, the results of management estimations. Syngenta believes that the critical accounting policies and estimations underpinning the financial statements are in the areas of (i) royalty and license income, (ii) impairment, (iii) classification of assets and liabilities to be divested, (iv) foreign currency translation of intercompany transactions, (v) acquisition accounting, (vi) adjustments to revenue and trade receivables, (vii) seeds inventory valuation and allowances, (viii) environmental provisions, (ix) defined benefit post-employment benefits, including pension asset ceiling, (x) deferred tax assets and (xi) uncertain tax positions. These policies are described in more detail in Notes 2 and 29 to the consolidated financial statements in Item 18.

Summary of results

Net income in 2015 was 17 percent lower than 2014 as cost savings from the ongoing restructuring and local currency sales price increases were more than offset by the impacts of generally weaker currencies relative to the US dollar, increased charges to restructuring and impairment and the favorable impact in 2014 of amendments to the defined benefit pension plans in the UK and the Netherlands.

Sales in 2015 were 11 percent lower, but 1 percent higher at constant exchange rates, with 2 percent lower sales volumes offset by 3 percent higher local currency sales prices, driven by increases to offset declines in emerging market currencies. The adverse impact on sales of generally weaker currencies relative to the US dollar was approximately $1.8 billion. The lower sales volume reflected a deliberate reduction in sales of low margin glyphosate, weaker seeds volumes in Russia and the Ukraine after the sales price increases to offset the impact of currency weakness and generally challenging markets, partly offset by a favorable impact of a change in selling terms in Brazil that brought forward the recognition of sales and $200 million royalty income from the signing of a trait license agreement with KWS and Limagrain. Despite the challenging conditions, ELATUS™ sales volumes increased by more than 30 percent, driven by growth in its second year in Brazil, and ACURON® sales exceeded $100 million in the launch year in the US. Local currency sales price increases included price increases in Russia and the Ukraine, offsetting currency weakness in those countries, partially offset by lower prices in solo glyphosate, which reflected lower purchase prices for the active ingredient; otherwise, local currency sales prices overall were broadly flat.

Operating costs as a percentage of sales increased slightly in 2015 compared with 2014, but excluding restructuring and impairment were approximately 1.4 percentage points lower. Operating costs in 2015 were reduced by approximately $1.2 billion due to weaker currency exchange rates relative to the US dollar, and also reflected savings under the ongoing restructuring programs and initial benefits from the lower oil price, which together more than offset cost inflation. In addition, operating costs compared with prior year were impacted by an increase in charges to provisions for doubtful receivables and the gains of approximately $170 million recorded in 2014 from amendments to defined benefit pension plans in the UK and the Netherlands. Restructuring and impairment costs excluding those in Cost of goods sold were $195 million higher as the Accelerating Operational Leverage (“AOL”) program announced in February 2014 gained momentum in 2015; increased charges also reflected advisor costs associated with potential industry consolidation transactions, including the unsolicited approach from Monsanto Company, the ChemChina tender offer, and the impairment of assets related to a seeds crop, where expectations of future operating profitability have declined. Currency exchange rate impacts from the general strength of the US dollar reduced operating income by approximately $571 million, including higher gains on related hedges in 2015 than 2014, with a significant negative impact from the significantly weaker Russian ruble and Ukrainian hryvnia that was offset by increased local currency sales prices; excluding these currencies, the net adverse impact on operating income, including hedging, was approximately $100 million.

Cash flow from operating activities was $741 million lower including an increased build-up of trade receivables in Latin America due largely to delayed collections, reduced cash sales and extended terms combined with the aforementioned change in sales in Brazil, which brought forward the recognition of receivables; inflows from reduced inventories were also lower following the significant reduction in the inventory to sales ratio in 2014. Income before taxes, adjusted for the reversal of non-cash items was $92 million higher than 2014, including a higher add-back for charges to provisions. Taxes paid were higher following the settlement of outstanding tax years for an entity in Switzerland, and cash paid for restructuring costs increased as the AOL program progressed. Cash flow used for investing activities in 2015 was $267 million lower than in 2014, including a $147 million reduction in additions to property, plant and equipment; net cash spent on acquisitions and disposals was also lower. Cash flow used for financing activities was $768 million higher than in 2014; both years included bond repayments, but in 2015 bond repayments were broadly matched by a new bond issue, while in 2014 Eurobond and domestic CHF bonds were issued at a higher level than that of bonds repaid in the year. Subject to shareholder approval, Syngenta proposes to maintain the regular dividend at CHF 11.00 per share. In addition, if the offer to acquire Syngenta shares through a tender offer described in Note 30 to the consolidated financial statements in Item 18 becomes unconditional, Syngenta will pay a special dividend of CHF 5.00 per share immediately before the first settlement of the offer.

Integrated sales of Crop Protection and Seeds products were 12 percent lower, but were flat at constant exchange rates. Integrated sales included the $200 million royalty income from the aforementioned license agreement with KWS and Limagrain and $239 million additional sales related to the change in sales terms in Brazil, which brought forward the sales recognition to the point of delivery to distributors less a provision for expected product returns; however, sales were decreased by the deliberate reduction in volumes of lower margin glyphosate products and lower glyphosate local currency sales prices, which together reduced sales by approximately $350 million. Crop Protection product sales were 12 percent lower, 1 percent at constant exchange rates, with 2 percent lower sales volumes partly offset by 1 percent higher local currency sales prices. Seeds sales declined in 2015 by 10 percent, but at constant exchange rates were 5 percent higher as an 8 percent increase in local currency sales prices, driven by local currency price increases in Russia and the Ukraine, was offset only partially by a 3 percent decrease in sales volume, including some adverse impact on sales volume from the aforementioned price increases.

Integrated sales of Crop Protection and Seeds products were 15 percent lower in Europe, Africa and Middle East, but were 10 percent higher at constant exchange rates. Sales in Russia and the Ukraine benefitted from significant local currency price increases to offset currency declines and in US dollar terms reached 86 percent of 2014 sales; excluding these countries, sales in the region were broadly flat at constant exchange rates but adversely impacted by an approximately 17 percent decline in the Euro relative to the US dollar. Sales in North America were 5 percent lower, 4 percent at constant exchange rates, with $145 million income from the KWS and Limagrain license largely offset by the deliberate reduction in glyphosate volumes and lower glyphosate prices, together with the adverse impact on demand of low crop commodity prices. Latin America sales were 15 percent lower, 5 percent at constant exchange rates. Revenue in the region included $55 million from the KWS and Limagrain agreement and an additional $239 million from the change in sales terms noted above, but this was offset by difficult market conditions, particularly in the second half of the year, and challenging credit conditions in Brazil and Argentina; ELATUS™ sales, however, grew strongly in its second year in Brazil. Sales in Asia Pacific were 10 percent lower, 3 percent at constant exchange rates, with broad based local currency sales price increases more than offset by lower volumes from the phase-out of paraquat sales in China due to a regulatory change and drought conditions in ASEAN.

Lawn and Garden sales were 7 percent below the 2014 level, but were 3 percent higher at constant exchange rates with growth driven by the introduction of a new SDHI fungicide VELISTA™ in North America and increased vector control sales; flowers sales were lower following a focus on larger customers to improve profitability.

Gross profit margin increased by 1.6 percentage points, 1.5 percentage points excluding restructuring and impairment, despite the adverse impact of general currency exchange rate weakness relative to the US dollar. The favorable impact of the license agreement signed with KWS and Limagrain and restructuring savings, combined with reduced oil prices and smaller share in the product mix of lower margin solo glyphosate, more than offset the net impact of currency movements on US dollar sales prices and cost of goods sold.

Marketing and distribution expenses decreased by 11 percent, but were flat at constant exchange rates. Savings under ongoing restructuring programs, including headcount reductions in marketing and sales, offset an increase in charges for doubtful receivables in Latin America and inflation, particularly in emerging markets.

Research and development expense decreased by 5 percent, but was 3 percent higher at constant exchange rates, with cost savings from ongoing restructuring more than offset by the impact of the $49 million gain reported in 2014 from the amendments to defined benefit pension plans in the UK and the Netherlands noted above.

General and administrative includes restructuring and impairment, the components of which are described under the Restructuring and impairment heading within this section, and which increased by $195 million compared with 2014. General and administrative excluding restructuring and impairment was 21 percent lower, including foreign exchange hedging gains of $21 million compared with $15 million in 2014. Excluding currency effects, General and administrative excluding restructuring and impairment was 3 percent lower; cost savings under ongoing restructuring programs, including both headcount reductions and the relocation of certain support activities to lower cost locations, more than offset the recognition of a $22 million gain in 2014 from changes to the UK and Netherlands pension plans.

Restructuring and impairment expenses in 2015, excluding those reported in Cost of goods sold, increased by $195 million over 2014. 2015 included $240 million of costs from the AOL program announced in February 2014, compared with $63 million in 2014, as the program gained momentum. Charges in 2015 also increased due to higher acquisition, divestment and related costs, including advisor costs associated with industry consolidation activities. Non-cash costs included the impairment of the assets of a seeds crop where expectations of future operating profitability have declined.

Financial expense, net was $39 million higher than 2014 mainly due to increased exposures and hedging costs in emerging markets, particularly in Latin America. The tax rate, excluding taxes related to restructuring and impairment, increased by 2 percentage points to 17 percent.

Together, these factors resulted in 2015 net income attributable to Syngenta AG shareholders and diluted earnings per share decreasing by 17 percent, compared with 2014.

In 2015, following the removal of the cap on the Swiss franc value relative to the Euro, Syngenta refined the method it uses to measure inventories and cost of goods sold to refer to the original exchange currencies in which inventory and cost of goods sold were incurred. This refinement ensures that inventories sourced with the same cost profile and which are at the same stage of manufacture are valued consistently regardless of which Syngenta entity purchases and holds them. Prior to 2015, the method used involved indirect translation into US dollars via the currencies of the Syngenta entities through which the products were routed in Syngenta’s supply chain. Applying the new method, Syngenta reported 2015 net income $73 million higher than it would have reported under the previous method. The impact of applying the new method on 2014 and 2013, before the removal of the Swiss franc cap, would not have been material to the results of either year. Syngenta regards the new method as better reflecting the underlying economics from year-to-year and not in itself a factor in the change in net income between 2014 and 2015. The change in method is further described in Note 2 to the consolidated financial statements in item 18.

Net income in 2014 was 2 percent lower than in 2013 as higher sales volumes and local currency sales prices were offset by the effects of weaker emerging market currency exchange rates and emerging market cost inflation; the favorable impact of the amendment to the defined benefit pension plan in the UK was offset by higher staff incentive costs compared with the low level in 2013.

Sales in 2014 were 3 percent higher than in 2013, 5 percent higher at constant exchange rates, with 2 percent growth in sales volumes and an additional 3 percent from higher local currency sales prices. This growth was achieved despite the impact of deliberate reductions in sales volume of the low margin solo glyphosate product TOUCHDOWN®, which reduced sales by approximately $150 million. First year sales of the new fungicide ELATUS™ in Brazil increased sales by over $300 million. Local currency sales price increases were achieved in 2014 in both Crop Protection and Seeds products and in all regions.

Operating costs as a percentage of sales increased slightly in 2014 compared with 2013, but at constant exchange rates were approximately 0.5 percent lower. Costs in 2014 were net of gains of approximately $170 million from amendments to defined benefit pension plans in the UK and the Netherlands; 2013 included a gain of $41 million from a change to the Swiss pension fund and significantly lower staff incentive costs. Cost of goods sold in 2014 included approximately $110 million higher fixed costs from lower capacity utilization largely in Crop Protection products; 2013 Cost of goods sold included approximately $175 million higher costs largely due to the drought in the seed growing season in 2012, with a continued impact in 2014 of approximately $100 million, and approximately $170 million of additional inventory provisions largely related to corn seed production in the United States in 2013. The charge to seeds inventory provisions in 2014 returned to more normal levels. Research and development costs were 4 percent higher than 2013, 5 percent at constant exchange rates. Research and development costs as a percentage of sales were broadly in line with 2013 at 9.4 percent and except for the 2014 defined benefit pension gain impact would have been towards the upper end of the medium-term target of 9-10 percent of sales forecast in the 2013 report. Restructuring and impairment costs excluding those in Cost of goods sold were $14 million higher as a result of the first year costs of the AOL program. Excluding restructuring and impairment, combined Marketing and distribution expense and General and administrative were 5 percent higher, 9 percent at constant exchange rates; costs in 2013 included the full benefit of the amendment to the Swiss pension plan and lower staff incentive costs, while the impacts of the 2014 pension plan amendments were included largely in Cost of goods sold and Research and development. Exchange rate impacts, particularly those from sales in emerging market currencies, reduced operating income by approximately $170 million, including gains on related hedges in 2014 compared with small losses in 2013. Financial expense, net was $17 million higher than 2013, mainly due to increased funding and hedging costs relating to emerging market operations and higher bank charges from government transaction taxes in Argentina. The tax rate, excluding taxes related to restructuring and impairment, remained flat at 15 percent.

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

Acquisitions, divestments and other significant transactions

2015

On October 15, 2015, Syngenta acquired 100 percent of the shares of Land.db Enterprises Inc. in exchange for cash, including contingent consideration. The primary reason for the acquisition was to gain exclusive control of the AgriEdge Excelsior® farm management software program, which integrates products, services, risk management and technology for growers.

2014

In April 2014, Syngenta acquired 100 percent of the shares of Società Produttori Sementi S.p.A. (“PSB”) in exchange for cash. PSB is one of Italy’s oldest seed companies and a leader in durum wheat breeding and production. The primary reasons for the acquisition were to gain access to PSB’s durum wheat breeding expertise and its links to the food industry, which will be complemented by Syngenta’s cereals Research and Development and global presence.

In July 2014, Syngenta acquired the German and Polish winter wheat and winter oilseed rape (“WOSR”) breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group, in exchange for cash. The acquired business consists of 100% of the shares of Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seed GmbH, SW Winter Oilseed AB and certain sites in Germany. The primary reasons for the acquisition were to give Syngenta access to high-quality germplasm, a seeds pipeline and commercial varieties which complement Syngenta’s portfolio and will support the continued development of hybrid cereals for growers worldwide.

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

Restructuring programs

In February 2014, Syngenta announced a restructuring program, the Accelerating Operational Leverage (“AOL”) program to drive further improvement in operating income margins and accelerate delivery of operational leverage as sales grow. The program targets an improvement in profitability as a percentage of sales over the period up to 2018 from a reduction in the ratios of cost of goods sold, marketing and distribution, research and development and general and administrative expenses to sales. The program includes plans to further improve efficiency in customer facing operations, research and development and production and to enable an improvement in the ratio of trade working capital to sales. The cash cost of the restructuring program is estimated at approximately $900 million, including the costs of implementing new systems, but excluding related capital expenditures, and significant benefits began to be realized in 2015. During 2015, cash costs of $228 million were charged under the program and cash spent was $168 million. A pension curtailment gain of $21 million was recognized in relation to employees impacted by restructuring and non-cash charges of $33 million were incurred for impairments of assets whose values were reduced by programs improving production and supply efficiency. Cumulative costs incurred for the program through December 31, 2015 total $277 million and cumulative spending totals $211 million.

The program announced in 2011 to integrate global commercial operations for Crop Protection and Seeds is substantially complete. The program has enabled operational synergies from the commercial integration, additional cost savings from procurement and supply chain efficiencies and the presentation of an integrated product offer to grower customers. It is estimated that final cash costs of approximately $400 million will be incurred to complete the program. During 2015, costs of $27 million were charged under the program (2014: $61 million) and cash spent was $29 million (2014: $61 million). Cumulative costs incurred for the program through December 31, 2015 total $399 million and cumulative spending totals $375 million.

The operational efficiency cost saving programs announced in 2004 and 2007 are now complete. Cash spent under the programs in 2015 and 2014 totaled $7 million and $26 million, respectively, and minor cash outflows are expected during 2016. Cumulative spending on the programs to the end of 2015 totaled $1,060 million and non-cash charges totaled $371 million, broadly in line with the projected $1,050 million cash costs and $380 million of non-cash charges indicated in the 2014 report.

Results of operations

2015 compared with 2014

Sales commentary

Syngenta’s consolidated sales for 2015 were $13,411 million, compared with $15,134 million in 2014, an 11 percent decrease year on year. At constant exchange rates sales grew by 1 percent. The analysis by segment is as follows:

($m, except change %)				Change
Segment	2015	2014	Volume %	Local price %	CER %	Currency %	Actual %
Europe, Africa and Middle East	3,884	4,547	-2%	12%	10%	-25%	-15%
North America	3,410	3,582	-1%	-3%	-4%	-1%	-5%
Latin America	3,632	4,279	-1%	-4%	-5%	-10%	-15%
Asia Pacific	1,837	2,033	-7%	4%	-3%	-7%	-10%
Total integrated	12,763	14,441	-2%	2%	–	-12%	-12%
Lawn and Garden	648	693	2%	1%	3%	-10%	-7%
Group sales	13,411	15,134	-2%	3%	1%	-12%	-11%

Europe, Africa and Middle East

Sales decreased by 15 percent, but increased by 10 percent at constant exchange rates as sales price increases of 12 percent partially were offset by 2 percent lower volumes. The price increases were largely realized in the CIS and substantially offset the significant currency depreciation in those countries. The adverse impact on sales volume of crop protection products from dry weather conditions, low crop disease pressure and depressed cereals prices was offset by strong performance in Fungicides, particularly the cereal fungicides SEGURIS® and MODDUS®, as well as Seedcare. This offset the reduction of seeds volumes in the region, particularly in the CIS as a result of the aforementioned price increases. However, seeds volumes in the CIS grew significantly in the fourth quarter as the result of a successful campaign for corn and sunflower seeds.

North America

Sales decreased by 5 percent, 4 percent at constant exchange rates as sales prices decreased by 3 percent and volumes were 1 percent lower. A planned reduction in sales of glyphosate and lower glyphosate sales prices reduced integrated sales by 4 percent. In the USA, ongoing low crop commodity prices negatively affected the demand for crop enhancement applications. In Canada, sales were lower due to dry weather conditions and high channel inventories of Seedcare products at the start of the year. Sales in the fourth quarter increased significantly, helped by trait revenues of $145 million from the licensing agreement with KWS and Limagrain announced in October and volume growth driven by ACURON®, a newly launched herbicide.

Latin America

Sales decreased by 15 percent, 5 percent at constant exchange rates as sales prices decreased by 4 percent and volumes were 1 percent lower. Market conditions deteriorated in the second half of the year, with the sharp depreciation of the Brazilian real as well as tight credit conditions for growers in both Brazil and Argentina. The deliberate reduction in glyphosate volumes, together with lower local currency sales prices, reduced sales by $224 million. Higher sales of ELATUS™, now in its second year in Brazil, partially offset the impact of lower sales of Insecticides. In 2015, Syngenta implemented a change in contractual sales terms for crop protection products in Brazil, which caused a timing change in sales recognition and increased reported sales by $239 million. In addition, 2015 seeds sales in the region included $55 million in trait revenue from the KWS and Limagrain agreement.

Asia Pacific

Sales decreased by 10 percent, 3 percent at constant exchange rates as volumes decreased by 7 percent and sales prices were 4 percent higher. Sales volumes decreased in ASEAN, which experienced extended drought conditions, and China, where sales of paraquat were phased out due to a regulatory change. These decreases partially were offset by higher volumes in Australasia and where increased cotton acreage drove higher Seedcare sales. Sales price increases were achieved across most territories in the region, most notably in South Asia and with higher seed prices in ASEAN reflecting the increased adoption of genetically modified seed technology.

Lawn and Garden: major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER®, SYNGENTA FLOWERS

Sales decreased by 7 percent, but increased by 3 percent at constant exchange rates as volumes increased by 2 percent and sales prices were increased by 1 percent. Volume growth was driven by the introduction of the new SDHI fungicide VELISTA™ in North America and higher vector control sales in Africa and the Middle East. Sales volumes in Flowers were lower as a consequence of a new strategy focusing on larger customers in order to improve profitability.

Sales by product line are set out below:

($m, except change %)					Change
Product line	2015	2014	Volume %	Local price %	CER %	Currency %	Actual %
Selective herbicides	2,894	3,083	2%	4%	6%	-12%	-6%
Non-selective herbicides	913	1,445	-21%	-10%	-31%	-6%	-37%
Fungicides	3,357	3,518	6%	3%	9%	-14%	-5%
Insecticides	1,705	2,066	-7%	-1%	-8%	-9%	-17%
Seedcare	994	1,115	-1%	1%	–	-11%	-11%
Other crop protection	142	154	-10%	9%	-1%	-7%	-8%
Total Crop Protection	10,005	11,381	-2%	1%	-1%	-11%	-12%
Corn and soybean	1,564	1,665	1%	3%	4%	-10%	-6%
Diverse field crops	658	827	-13%	21%	8%	-28%	-20%
Vegetables	616	663	-2%	7%	5%	-12%	-7%
Total Seeds	2,838	3,155	-3%	8%	5%	-15%	-10%
Elimination*	(80)	(95)	n/a	n/a	n/a	n/a	n/a
Total integrated	12,763	14,441	-2%	2%	–	-12%	-12%
Lawn and Garden	648	693	2%	1%	3%	-10%	-7%
Group sales	13,411	15,134	-2%	3%	1%	-12%	-11%

* Crop Protection sales to Seeds

Crop Protection

Selective herbicides: major brands ACURON®, AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP II MAGNUM®, FUSILADE®MAX, FLEX®, TOPIK®

Sales decreased by 6 percent, but increased by 6 percent at constant exchange rates as local currency sales prices were increased by 4 percent and volumes grew by 2 percent. The price increase was substantially in the CIS, where it compensated for currency depreciation. Sales volume growth was led by sales in the US of ACURON®, which achieved its target of $100 million sales in its launch year. This combined with higher sales in Latin America from the change in sales terms in Brazil more than offset decreased volumes elsewhere, particularly in Canada due to dry weather conditions.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales decreased by 37 percent, 31 percent at constant exchange rates as volumes decreased by 21 percent and local currency sales prices decreased by 10 percent. The sales decline reflects the decision by Syngenta to reduce volumes of low gross profit margin solo glyphosate in order to improve overall profitability. Volumes were also impacted by the phase out of sales in China of GRAMOXONE® following a regulatory change affecting paraquat liquid formulations. The sales price decrease was due to the lower price of TOUCHDOWN® and reflected a lower purchase price for the active ingredient.

Fungicides: major brands ALTO®, AMISTAR®, BONTIMA™, BRAVO®, ELATUS™, MODDUS®, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, UNIX®

Sales decreased by 5 percent, but increased by 9 percent at constant exchange rates as volumes grew by 6 percent and local currency sales prices were increased by 3 percent. Sales volume growth was achieved in all regions except Asia Pacific, where dry weather conditions reduced demand. Growth in Latin America included strong second-year sales of ELATUS™, which exceeded $400 million. Sales volume also grew widely in Europe, led by strong sales of the cereals fungicides ALTO®, MODDUS® and SEGURIS®. Sales price increases in Latin America, Asia Pacific and Europe, which were driven by price rises in the CIS to offset currency weakness, more than offset lower prices in North America.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Sales decreased by 17 percent, 8 percent at constant exchange rates as volumes decreased by 7 percent and local currency sales prices decreased by 1 percent. Volume growth in Asia Pacific from new product introductions in China and India was more than offset by a reduction in Latin America, caused by dry weather and low insect pressure in Argentina and high channel inventories in Brazil, though with higher ACTARA® sales in the fourth quarter from an improvement in the sugarcane market. Sales price increases in Europe, mainly in the CIS, and in Asia Pacific were offset by declines particularly in Latin America.

Seedcare: major brands AVICTA®, CRUISER®, DIVIDEND®, CELEST®/MAXIM®, VIBRANCE®

Sales decreased by 11 percent and were unchanged at constant exchange rates as a 1 percent local currency sales price increase was offset by a 1 percent volume decrease. Sales price increases in Europe, mainly in the CIS to offset currency weakness, more than offset lower prices in North America and Latin America. Sales volumes in Europe were strong in the cereals markets in the CIS and Central Europe, and in Asia Pacific sales benefitted from a focus on key accounts and broad based growth in Australasia. This largely offset lower volumes in North America, caused by high channel inventories in the Canadian cereals market and lower cotton acres in southern US states.

Seeds

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®

Sales decreased by 6 percent, but increased by 4 percent at constant exchange rates as local currency sales prices were increased by 3 percent and volumes grew by 1 percent. Corn sales volumes increased due to a combined $200 million recognized in North America and Latin America in the fourth quarter from the licensing agreement with KWS and Limagrain. This was partially offset by lower branded product sales in the US, caused by the acreage shift from corn to soybean, and lower corn volumes in Europe due to reduced acreage. Soybean volumes in Latin America decreased as sales were shifted to distributors as part of the implementation of the Integrated Business Partner model in Brazil. Corn prices were increased significantly in the CIS and also increased in Asia Pacific, driven by increased adoption of genetically modified seed technology there.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sales decreased by 20 percent, but increased by 8 percent at constant exchange rates as local currency sales prices were increased by 21 percent and volumes decreased by 13 percent. The strong price growth was due to substantial price increases on sunflower in the CIS, which fully offset the impact of currency depreciation, though with some adverse impact on sales volume as some growers switched from high value hybrids to lower quality local seeds. Sugar beet volumes were lower due to oversupply in the sugar market, which led to significant acreage shifts in Europe.

Vegetables: major brands ROGERS®, S&G®

Sales decreased by 7 percent, but increased by 5 percent at constant exchange rates as local currency sales prices were increased by 7 percent and volumes decreased by 2 percent. Sales prices were increased in all regions with a focus on capturing value for high quality hybrids across the portfolio and in particular in Asia Pacific where Syngenta captured a share of the strong return on investments being achieved by growers in South Asia. Sweetcorn sales in the USA decreased due to high processor inventories.

Operating income

Variances in the tables below reflect the profit impact of changes year on year. For example, an increase in sales or a decrease in costs is a positive variance and a decrease in sales or increase in costs is a negative variance.

Group Operating Income	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual %	CER %
Sales	13,411	15,134	–	–	13,411	15,134	-11%	1%
Cost of goods sold	(7,042)	(8,192)	–	(13)	(7,042)	(8,179)	14%	5%
Gross profit	6,369	6,942	–	(13)	6,369	6,955	-8%	7%
as a percentage of sales	48%	46%	–	–	48%	46%
Marketing and distribution	(2,210)	(2,497)	–	–	(2,210)	(2,497)	11%	–
Research and development	(1,362)	(1,430)	–	–	(1,362)	(1,430)	5%	-3%
General and administrative	(956)	(910)	(388)	(193)	(568)	(717)	21%	3%
Operating income	1,841	2,105	(388)	(206)	2,229	2,311	-4%	21%
as a percentage of sales	14%	14%			17%	15%

Operating Income/(Loss)
($m, except change %)						2015	2014	Change %
Europe, Africa and Middle East						1,155	1,456	-21%
North America						973	901	8%
Latin America						890	1,069	-17%
Asia Pacific						484	560	-14%
Non-regional						(1,781)	(1,981)	10%
Total integrated						1,721	2,005	-14%
Lawn and Garden						120	100	20%
Group						1,841	2,105	-13%

The two tables above do not represent income statements prepared under IFRS. Please refer to the information reported in the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Overall Group operating income

Operating income decreased by 13 percent to $1,841 million as the adverse impact of generally weaker currencies versus the US dollar and increased charges to Restructuring more than offset cost savings and local currency sales price increases. Overall, weaker currencies reduced operating income by approximately $571 million, including a significant adverse impact from the Russian ruble and Ukrainian hryvnia. The ruble and hryvnia currency impact was substantially offset by local currency sales price increases in Russia and the Ukraine. Excluding these currencies, the adverse impact on operating income of exchange rate movements, including the net hedging result from the hedging program for forecast foreign currency transactions ("EBITDA hedging program"), is estimated at approximately $100 million. The ratio of operating income to sales was broadly flat, but improved by approximately 1.4 percentage points excluding restructuring and impairment.

Sales declined by 11 percent, but were 1 percent higher at constant exchange rates with sales volumes 2 percent lower with the deliberate reduction in sales of solo glyphosate and challenging market conditions in all regions more than offsetting license income received from KWS and Limagrain and the impact of the change in selling terms in Brazil. Overall local currency sales prices were 3 percent higher, driven by price increases in Russia and the Ukraine to substantially maintain equivalent US dollar price levels and after absorbing lower prices for solo glyphosate; prices otherwise were broadly flat. Exchange rate movements reduced sales by $1.8 billion, or 12 percent. Gross profit margin increased by 1.6 percentage points, 1.5 percentage points excluding restructuring and impairment. The favorable impact of the license agreement signed with KWS and Limagrain and restructuring savings, combined with reduced oil prices and the smaller share in the product mix of lower margin solo glyphosate, more than offset lower US dollar sales prices and the inclusion in 2014 of gains from the amendments to defined benefit pension plans in the UK and the Netherlands.

Marketing and distribution costs were 11 percent lower, but remained flat at constant exchange rates, with emerging market cost inflation and an increase to charges for doubtful receivables, particularly in Brazil, more than offsetting marketing and distribution cost savings from restructuring activities. Research and development expense decreased by 5 percent, but was 3 percent higher at constant exchange rates, with cost savings from ongoing restructuring more than offset by the impact of the $49 million gain reported in 2014 from the amendments to defined benefit pension plans in the UK and the Netherlands noted above. Research and development expense increased to 10.2 percent of sales, compared with 9.4 percent in 2014, also due to the different currency mix in Research and development costs compared with that of sales.

General and administrative including restructuring and impairment was 5 percent higher than 2014, but 21 percent lower excluding restructuring and impairment. General and administrative is reported net of the result of currency hedging programs, which in 2015 was a net income of $21 million compared with a net income of $15 million in 2014. At constant exchange rates, taking into account both variances in underlying costs and the change in the net hedging result from year to year, General and administrative excluding restructuring and impairment was 3 percent lower than 2014. General and administrative costs in global support functions, including Business Services, are charged out to the segments and to the global Research and development and Production and Supply operations in US dollars at amounts fixed at the start of the year and are then reported in Cost of goods sold, Research and development expense and Marketing, sales and distribution expense; as a result, the impact of currency movements on reported General and administrative is calculated based on the gross expenditure before these recharges. Lower costs in 2015 at constant exchange rates reflected savings under the ongoing restructuring programs, including headcount reductions and the transfer of support function roles to lower cost countries, as well as tight constraint of variable costs; increased gains on the disposal of non-current assets in 2015 offset the $22 million recorded gain on changes to the UK and Netherlands pension plans in 2014. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $182 million in 2015 to $388 million due to the progression of the AOL restructuring program and advisory costs related to proposed industry consolidation corporate transactions.

Operating income by segment

Europe, Africa and Middle East	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual%	CER%
Sales	3,884	4,547	–	–	3,884	4,547	-15%	10%
Cost of goods sold	(1,889)	(2,180)	–	(13)	(1,889)	(2,167)	13%	2%
Gross profit	1,995	2,367	–	(13)	1,995	2,380	-16%	21%
as a percentage of sales	51%	52%			51%	52%
Marketing and distribution	(586)	(720)	–	–	(586)	(720)	19%	4%
General and administrative	(254)	(191)	(128)	(30)	(126)	(161)	22%	17%
Operating income	1,155	1,456	(128)	(43)	1,283	1,499	-14%	37%
as a percentage of sales	30%	32%			33%	33%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales in Europe, Africa and Middle East were 15 percent below 2014, but had been reduced by approximately 25 percent due to weaker exchange rates relative to the US dollar, including the Euro, Russian ruble and Ukrainian hryvnia. At constant exchange rates, sales were 10 percent above 2014, with local currency price increases of 12 percent, principally in the CIS to compensate the currency weakness, offset by 2 percent lower sales volumes. See the Sales commentary section above for further information on sales in the region.

Gross profit margin was 0.7 percentage points lower and, excluding restructuring and impairment was also 0.7 percentage points lower. Local currency price increases in Russia and the Ukraine offset the adverse impact of exchange rate weakness and enabled gross profit to be largely maintained. The portion of Restructuring and impairment in 2014 that is included in Cost of goods sold related to the acquisitions completed in the year.

Marketing and distribution costs were 19 percent lower, 4 percent at constant exchange rates, with lower charges for doubtful receivables following strong customer collections in Eastern Europe and cost savings realized under the AOL restructuring program.

General and administrative was 33 percent higher including increased restructuring charges. Excluding restructuring and impairment, General and administrative was 22 percent lower, 17 percent at constant exchange rates due to the inclusion in 2015 of the gain on disposal of land from a site in Switzerland. Restructuring and impairment charges reported within General and administrative were $128 million in 2015 compared with $30 million in 2014. Charges in 2015 include $107 million related to progressing the AOL restructuring program, including restructuring the marketing organization and the relocation of certain support activities to lower cost countries, and $7 million for the integration of acquisitions completed in previous years. Charges in 2014 include first year costs of the AOL program in the region.

Operating income as a percentage of sales was 2 percentage points lower in 2015, but excluding restructuring and impairment was broadly flat at 33 percent, with the lower Marketing and distribution and General and administrative expenses offsetting the reduced gross profit margin.

North America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual%	CER%
Sales	3,410	3,582	–	–	3,410	3,582	-5%	-4%
Cost of goods sold	(1,779)	(2,003)	–	–	(1,779)	(2,003)	11%	9%
Gross profit	1,631	1,579	–	–	1,631	1,579	3%	3%
as a percentage of sales	48%	44%			48%	44%
Marketing and distribution	(537)	(564)	–	–	(537)	(564)	5%	3%
General and administrative	(121)	(114)	(37)	(22)	(84)	(92)	9%	8%
Operating income	973	901	(37)	(22)	1,010	923	9%	8%
as a percentage of sales	29%	25%			30%	26%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Reported sales decreased by 5 percent, 4 percent at constant exchange rates, with sales volumes 1 percent lower and 3 percent lower local currency sales prices. See the Sales commentary section above for further information on sales in the region. Sales included $145 million from the license agreement with KWS and Limagrain, which increased the gross profit margin by approximately 2.3 percentage points; excluding this, gross profit margin was approximately 1.5 percentage points higher in 2015, 1 percentage point at constant exchange rates, partly due to the impact of lower volumes of lower margin solo glyphosate sales in 2015.

Marketing and distribution costs were 5 percent lower, 3 percent at constant exchange rates, with savings from restructuring within both the marketing and distribution functions.

General and administrative excluding restructuring and impairment was 9 percent below 2014, 8 percent at constant exchange rates, due partially to a settlement gain relating to the US defined benefit pension plan and the realization of insurance proceeds relating to claims made in prior years, where recovery had not previously been assumed.

Restructuring and impairment costs were $15 million higher than 2014 and in 2015 included $23 million under the AOL program, including a minor impairment related to the closure of a seeds plant in the US. 2015 charges also included $7 million of impairment of exclusive distribution rights where an agreement was terminated. Charges in 2014 included $12 million for initiatives under the AOL program, cash costs for the closure of activities that had not been divested with the Dulcinea business and final charges under previous restructuring programs.

Operating income as a percentage of sales increased by 4 percentage points as a result of the higher gross profit margin, including the favorable impact of the $145 million license income from the agreement with KWS and Limagrain.

Latin America	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual%	CER%
Sales	3,632	4,279	–	–	3,632	4,279	-15%	-5%
Cost of goods sold	(2,118)	(2,492)	–	–	(2,118)	(2,492)	15%	5%
Gross profit	1,514	1,787	–	–	1,514	1,787	-15%	-4%
as a percentage of sales	42%	42%			42%	42%
Marketing and distribution	(557)	(615)	–	–	(557)	(615)	9%	-13%
General and administrative	(67)	(103)	(28)	(26)	(39)	(77)	50%	–
Operating income	890	1,069	(28)	(26)	918	1,095	-16%	-15%
as a percentage of sales	25%	25%			25%	26%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales decreased by 15 percent, 5 percent at constant exchange rates with 1 percent lower sales volumes and 4 percent lower local currency sales prices. See the Sales commentary section above for further information on sales in the region. Gross profit margin was stable at 42 percent, approximately 0.4 percentage points lower at constant exchange rates. The favorable mix impact of reduced sales volume of lower margin glyphosate, lower glyphosate active ingredient purchase costs and an improved gross profit margin on seeds products from the new soybean operating model combined to offset the adverse impact of lower sales prices.

Marketing and distribution costs were 9 percent lower than 2014, but were 13 percent higher at constant exchange rates, with relatively high local cost inflation rates, particularly in Argentina, and higher charges to provisions for doubtful receivables due to weaker macroeconomic and liquidity conditions, particularly in Brazil; these more than offset the full year benefit in 2015 of the reduction of the commercial organisation in Argentina that occurred in 2014.

General and administrative excluding restructuring and impairment was approximately 50 percent lower than 2014, but broadly flat at constant exchange rates, with costs savings in support functions offset by an increase in litigation costs. General and administrative in 2015 was net of currency hedging gains of $31 million, compared with losses of $6 million in 2014.

Restructuring and impairment costs increased by $2 million to $28 million in 2015. The 2015 amount includes $22 million related to the AOL restructuring program, including restructuring of marketing operations and initial costs to establish an integrated system and support platform in Brazil. Charges in 2014 included non-cash impairments of $14 million for the write-down of machinery in Brazil due to significant changes in production processes and $9 million for initiatives to drive efficiencies in local commercial operations under the AOL program.

Operating income was $179 million lower, $177 million excluding restructuring and impairment, due to the reduced sales and increased charges for doubtful receivables. Operating income as a percentage of sales declined by 0.5 percentage points. Excluding restructuring and impairment, operating income as a percentage of sales declined by 0.3 percentage points and by 2.6 percentage points at constant exchange rates due to increased Marketing and distribution costs, including the higher charges for doubtful receivables.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment[1]		Change before restructuring and impairment[1]
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual %	CER%
Sales	1,837	2,033	–	–	1,837	2,033	-10%	-3%
Cost of goods sold	(1,012)	(1,107)	–	–	(1,012)	(1,107)	9%	4%
Gross profit	825	926	–	–	825	926	-11%	-3%
as a percentage of sales	45%	46%			45%	46%
Marketing and distribution	(286)	(314)	–	–	(286)	(314)	9%	4%
General and administrative	(55)	(52)	(20)	(4)	(35)	(48)	27%	26%
Operating income	484	560	(20)	(4)	504	564	-11%	–
as a percentage of sales	26%	28%			28%	28%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Sales were 10 percent lower, but only 3 percent lower at constant exchange rates, with 7 percent lower sales volumes and 4 percent higher local currency sales prices. See the Sales commentary section above for further information regarding sales in the region. Gross profit margin declined by 0.6 percentage points, but was flat at constant exchange rates, with higher local currency sales prices and reduced sales of lower margin paraquat offset by adverse country mix within the region.

Marketing and distribution costs were 9 percent lower, 4 percent at constant exchange rates, with savings from restructuring in the marketing function.

General and administrative excluding restructuring and impairment decreased by $13 million, approximately $12 million at constant exchange rates, with tight cost constraints on support functions, minor increases in government grants and gains from an intangible asset disposal.

Restructuring and impairment charges in 2015 increased by $16 million to $20 million. Charges in 2015 included $16 million for implementation of AOL programs and $3 million final charges under a previous restructuring program.

Operating income margin decreased by 2 percentage points to 26 percent, but excluding restructuring and impairment remained flat at 28 percent.

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

Non-regional costs decreased by $200 million, or 10 percent from 2014, to $1,781 million largely due to a decrease in Cost of goods sold of $146 million reflecting more favorable production cost variances in the production of Crop Protection products. The favorable production cost variances are due to both weaker currency exchange rates in purchasing and manufacturing costs and lower purchase prices, including those linked to the price of oil. Research and development expense was 5 percent lower, but was 3 percent higher at constant exchange rates as cost savings from ongoing restructuring were offset by the $49 million of gains from pension plan amendments in the UK and Netherlands recorded in 2014. Global marketing expense decreased by $27 million due to the restructuring and reorganization of the global marketing teams. General and administrative is reported including currency hedging losses of $30 million compared with gains of $13 million in 2014. Excluding restructuring and impairment, General and administrative decreased by $33 million to $274 million. At constant exchange rates, these costs were approximately $30 million higher, with cost savings from the AOL restructuring program more than offset by the $22 million gain recorded in 2014 from the amendments to the UK and Netherlands pension plans and lower gains in 2015 on tangible asset disposals. Restructuring and impairment charges reported within Non-regional increased by $72 million to $168 million. Charges in 2015 included $66 million related to the AOL program, including impairments at two manufacturing sites, a further impairment related to a seeds crop where expectations of future profitability have reduced and approximately $77 million of acquisition, divestment and related costs, including advisory costs associated with possible corporate transactions. Details of restructuring and impairment for 2015 and 2014 are shown further below.

Lawn and Garden	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment¹		Change before restructuring and impairment¹
($m, except change %)	2015	2014	2015	2014	2015	2014	Actual %	CER %
Sales	648	693	–	–	648	693	-7%	3%
Cost of goods sold	(298)	(318)	–	–	(298)	(318)	6%	-1%
Gross profit	350	375	–	–	350	375	-7%	4%
as a percentage of sales	54%	54%			54%	54%
Marketing and distribution	(161)	(174)	–	–	(161)	(174)	8%	–
Research and development	(52)	(54)	–	–	(52)	(54)	3%	-1%
General and administrative	(17)	(47)	(7)	(15)	(10)	(32)	69%	-1%
Operating income	120	100	(7)	(15)	127	115	10%	14%
as a percentage of sales	19%	14%			20%	17%

This table does not represent an income statement prepared under IFRS. Please refer to the segmental information reported in Note 4 to the consolidated financial statements in Item 18.

1	Amounts before restructuring and impairment are non-GAAP measures. Please refer to Appendix A of the Operating and Financial Review for a more detailed description.

Lawn and Garden sales were 7 percent lower, but were 3 percent higher at constant exchange rates, with a 1 percent increase in local currency sales prices and a 2 percent increase in sales volumes. See the Sales commentary section above for further information on sales in the segment. Gross profit margin decreased by 0.1 percentage points but increased by 0.8 percentage points at constant exchange rates from increased volumes of higher margin Turf & Landscape products.

Marketing and distribution costs were 8 percent lower, but were flat at constant exchange rates. Research and development expense was 3 percent lower, 1 percent higher at constant exchange rates, with restructuring activities at the Netherlands site having started in the final quarter of the year. General and administrative is reported net of a $24 million currency hedging gain under the EBITDA hedging program compared with $8 million in 2014. General and administrative excluding restructuring and impairment was 69 percent lower than 2014 including the hedging gains and at constant exchange rates was 1 percent higher.

Restructuring costs in 2015 decreased by $8 million compared with 2014 and in 2015 related largely to the AOL program. Restructuring costs in 2014 were due to continuing restructuring of the Flowers business, including initiatives to improve efficiency as part of the AOL program.

Operating income as a percentage of sales increased by approximately 5 percentage points to 19 percent. Excluding restructuring and impairment, operating income as a percentage of sales increased by approximately 3 percentage points to 20 percent, 16 percent excluding the hedging gain; at constant exchange rates, operating income as a percentage of sales increased by approximately 1.8 percentage points.

Defined Benefit Pensions

Defined benefit pension expense was a charge of $165 million in 2015 compared with a credit of $36 million in 2014. After adjusting for the non-recurrence in 2015 of $175 million of one-time gains in 2014 from plan amendments and settlements in the UK and Netherlands, pension expense increased by $26 million, mainly due to a reduction in the discount rate used to measure expense for the Swiss pension plan, from 2.25 percent in 2014 to 1.25 percent in 2015, and to $11 million of early retirement costs incurred in implementing the AOL program, partly offset by first year savings from the UK plan amendment and the reporting of Netherlands benefit expense as defined contribution rather than defined benefit. Syngenta expects 2016 defined benefit pension expense, excluding costs associated with restructuring, to be similar to 2015 expense at constant exchange rates, with the impact of a further reduction in the Swiss discount rate from 1.25 percent to 0.75 percent offset by savings from the restructuring actions undertaken in 2015.

Syngenta contributions to defined benefit pension plans were $168 million in 2015 compared with $185 million in 2014. The decrease is due to Syngenta having paid in 2014 a $25 million additional lump sum contribution resulting from the 2013 Swiss plan amendment. No such additional contributions were made in 2015. In 2016, Syngenta expects contributions to defined benefit pension plans, excluding early retirement contributions associated with restructuring actions, to be approximately $160 million.

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2015 and 2014, broken down into the main restructuring initiatives, consist of the following:

($m)	2015	2014
Accelerating operational leverage programs:
Cash costs	228	49
Pension curtailment gain	(21)	–
Non-cash impairment costs	33	14

Integrated crop strategy programs:
Cash costs	27	61

Operational efficiency programs:
Cash costs	–	18

Acquisition, divestment and related costs:
Cash costs	91	27
Non-cash items
Reversal of inventory step-ups	–	13
Fixed asset impairment	1	–

Other non-cash restructuring and impairment:
Non-current asset impairment	29	24
Total restructuring and impairment¹	388	206

1	$nil (2014: $13 million) is included within Cost of goods sold and $388 million (2014: $193 million) as Restructuring within General and Administrative.

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of analyzing and preparing for potential industry consolidation transactions as well as completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

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

2015

Accelerating operational leverage programs

Cash costs of $228 million, including $127 million of severance and pension charges, consist of $77 million for initiatives to restructure marketing and commercial operations, $43 million for projects to drive efficiencies in territory commercial operations, $48 million to rationalize logistical operations and optimize production capacity, $36 million for Research and Development productivity projects, $17 million for projects to increase the effectiveness of back office support services and $7 million for project management. Non-cash impairment costs of $33 million consist of tangible asset write-downs at three sites resulting from projects to rationalize logistical operations and optimize production capacity. The pension curtailment gain consists of the difference between the cash contributions payable on early retirements and the calculation of net pension curtailment costs according to IFRS, with regards to the Swiss defined benefit pension plan. Cash costs for early retirements are included in the cash costs of various projects described above.

Integrated crop strategy programs

Cash costs of $27 million include $20 million of charges for the transfer of certain system and process management activities to the internal service center in India, including $11 million for information system projects, $1 million to restructure the integrated Research and Development function, $1 million to restructure the Human Resource organization and $5 million of corporate headquarter and other costs.

Acquisition, divestment and related costs

Cash costs of $91 million include $8 million incurred to integrate previous acquisitions, mainly the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, PSB and MRI. A further $83 million represents transaction charges, including costs related to potential industry consolidation transactions, such as the proposals received from Monsanto Company, as well as costs associated with the separation and planned divestment of the Flowers and Vegetables Seeds businesses announced during 2015; following an internal review, Syngenta decided in 2016 not to pursue the divestments. The impairment relates to fixed assets acquired with the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen.

Other non-cash restructuring

Other non-current asset impairment of $29 million includes $20 million to impair the assets of a seeds crop where expectations of future operating profitability have reduced, $7 million of impairment of exclusive distribution rights where the distribution agreement has been terminated and $2 million for two other intangible asset impairments.

2014

Accelerating operational leverage programs

In February 2014, Syngenta commenced the restructuring program to drive further improvements in operating income margins and accelerate delivery of operational leverage as sales grow. 2014 cash costs of $49 million included $14 million for initiatives to restructure marketing and commercial operations, $13 million for projects to drive efficiencies in territory commercial operations, particularly in Latin America, $11 million to rationalize logistical operations and optimize production capacity, $5 million for Research and Development productivity projects, and $6 million for project management. Non-cash charges consisted of $1 million for the impairment of a site, which was closed, and $13 million for inventory write-downs due to a significant rationalization of the Vegetables product range.

Integrated crop strategy programs

Cash costs of $61 million included $24 million of charges for the transfer of certain system and process management activities to a new internal service center in India, including severance and pension costs of $11 million, $25 million for the development and rollout of processes and training programs for marketing the integrated Crop Protection and Seeds product offers and related commercial reorganization, $4 million for information system projects, $4 million to restructure the integrated Research and Development function, $2 million to restructure the Human Resource organization and $2 million for legal entity rationalization projects.

Operational efficiency programs

The operational efficiency restructuring programs announced in 2004 and 2007 were substantially complete. The final expenditures of $18 million in 2014 largely related to the rollout of standardized and outsourced human resource support services.

Acquisition, divestment and related costs

Cash costs of $27 million included $21 million incurred to integrate previous acquisitions, mainly Devgen, MRI, PSB, and the Polish and German winter wheat and oilseed rape breeding and business operations of Lantmännen. A further $6 million consisted of transaction costs, including those related to uncompleted transactions. Reversal of inventory step-up related to the MRI and PSB acquisitions.

Other non-cash restructuring

Other non-cash restructuring consisted of $20 million of fixed asset impairments, including $14 million for plant and machinery in Brazil and Canada due to significant changes in production processes and $6 million for development costs of major plant expansion projects that were subsequently aborted, and $4 million for the impairment of loan notes related to strategic venture capital investments.

Financial expense, net

Financial expense, net increased to $256 million in 2015 from $217 million in 2014. Currency related financial expenses in 2015 of $215 million were $76 million higher than 2014 reflecting the higher cost of hedging in emerging markets and increased exposures in Latin American countries due to later receivable collections. Net interest expense of $19 million in 2015 was $24 million lower than in 2014 with lower levels of average gross debt in 2015 and more recent debt issuances at lower interest rates than the debt they replaced.

Taxes

Syngenta’s effective tax rate in 2015 was 16 percent, 2 percent higher than the 14 percent effective tax rate for 2014. Syngenta’s Swiss statutory tax rate was 22 percent in both years. Income taxed at different rates reduced the effective tax rate by 8 percent in 2015, compared with 4 percent in 2014, with a higher weighting of income subject to a lower tax rate, including in Switzerland where certain intellectual property income is subject to tax at a reduced rate; total income before taxes in Switzerland was 53 percent of group income before tax in 2015 compared with 33 percent in 2014. Tax deduction for amortization and impairments not recognized for IFRS reduced the tax rate by 2 percent (3 percent in 2014) due to the impairment of the shares held by several group companies in subsidiaries resulting from a decrease in the value of the subsidiaries as determined under local GAAP, due in part to weaker exchange rates of the functional currency of the subsidiaries. Changes in prior year estimates and other items increased the tax rate by 4 percent in 2015, compared with reducing the tax rate by 2 percent in 2014, due to a change in the tax treatment of certain costs in the US in 2015. Non-recognition of deferred tax assets increased the tax rate by 5 percent in 2015 (3 percent in 2014) mainly due to deferred tax assets in parts of Latin America where the criteria for recognizing deferred tax assets is not met because of local currency weakness and weak economic conditions; conversely an improvement in profitability in operations in Russia and the Ukraine contributed to a 2 percent reduction in the tax rate from recognition of previously unrecognized deferred tax assets (1 percent in 2014).

The tax rate on restructuring and impairment was 23 percent in 2015, compared with 18 percent for 2014 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries. Future rates applicable to restructuring and impairment will be dependent on the nature and size of the charges and may vary from year to year.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2015 was $1,339 million, 17 percent lower than the 2014 amount of $1,619 million. Sales were 11 percent lower due to weaker foreign currency exchange rates relative to the US dollar. Operating costs excluding Restructuring and impairment as a percentage of sales were 1.4 percentage points lower, but including the higher level of Restructuring and impairment were 0.2 percentage points higher. Operating costs in 2014 were net of a $175 million gain recognized on changes to the UK and Netherlands pension plans. These combined to reduce operating income by 13 percent from 2014. As a result of the higher financial expense, net, and the increase in the effective tax rate, net income was 17 percent below 2014.

After related taxation, restructuring and impairment charges in 2015 were $300 million compared with $168 million in 2014 largely due to increased charges related to the AOL restructuring program announced in 2014 and increased acquisition, divestment and related costs, including those for advisors supporting Syngenta in the ongoing industry consolidation review and activities.

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

Europe, Africa and Middle East

Sales increased by 8 percent, 11 percent at constant exchange rates as volume increased by 7 percent and local currency sales prices increased by 4 percent. Sales growth was broad-based, with increases in all territories. The CIS registered strong volume growth in both Crop Protection and Seeds, with a particularly strong fourth quarter. Sales price increases offset around half of the currency loss following the sharp depreciation of the Russian ruble and the Ukrainian hyrvnia. The new SDHI fungicides contributed notably to growth in the region, with sales of SEGURIS® and VIBRANCE® both increasing by more than 75 percent. Sales growth was strong in the fourth quarter due to the expansion of the HYVIDO® hybrid barley solution, the consolidation of seeds acquisitions and from strong early demand for crop protection products for the 2015 growing season.

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

Latin America

Sales increased by 7 percent, 9 percent at constant exchange rates as volume increased by 7 percent and local currency sales prices increased by 2 percent. Excluding glyphosate, sales at constant exchange rates increased by 15 percent. The sales growth occurred despite irregular rainfall, which caused some delays in planting and crop protection consumption. In Crop Protection, sales of the new fungicide ELATUS™ exceeded $300 million following its launch in Brazil, where there was also strong insecticide growth due to severe caterpillar pressure in soybean, corn and cotton. Sales of crop protection products for sugar cane decreased due to drought during the summer and to lower ethanol prices affecting the profitability of sugar cane mills. Corn seed sales increased slightly despite lower acreage. Soybean increased significantly due to the combination of increased planted area and a gain in market share.

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

Lawn and Garden: major brands ICON®, GOLDFISCH®, GOLDSMITH SEEDS, YODER®, SYNGENTA FLOWERS

Lawn and Garden sales were flat compared with 2013 and increased by 1 percent at constant exchange rates due to increased local currency sales prices. Sales volume was flat as growth in emerging markets in Asia Pacific and Latin America was offset by challenging conditions in Flowers, particularly in Europe due to low consumer confidence in the key German and French markets and the impact of product portfolio streamlining to focus on high value chemistry and genetics. Turf and landscape sales increased with double digit growth in the fourth quarter, reflecting a recovery in the golf market that earlier in the year was affected by poor weather conditions in North America and Japan.

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

Vegetables: major brands ROGERS®, S&G®

Sales decreased by 6 percent, 5 percent at constant exchange rates as volume decreased by 10 percent and local currency sales prices were increased by 5 percent. The volume decrease was attributable to the divestment of Dulcinea; excluding this divestment, sales at constant exchange rates increased by 6 percent. Asia Pacific sales grew by double digits driven by sweet corn and sweet peppers in China and South Asia. Strong growth in the emerging markets of Africa and the Middle East continued with expanding melon and tomato sales. Sales increased in the developed markets in Europe due to local currency sales price increases. Excluding Dulcinea, sales in North America increased by 3 percent.

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

General and administrative was 8 percent higher than 2013, 7 percent higher excluding restructuring and impairment. General and administrative is reported net of the result of currency hedging programs, which in 2014 was a net income of $15 million compared with a net loss of $4 million in 2013. At constant exchange rates, General and administrative excluding restructuring and impairment was 10 percent higher than 2013. Costs in 2014 included higher employee incentive costs than the low level in 2013 and were net of a $22 million recorded gain on changes to the UK and Netherlands pension plans, while 2013 costs were net of a $41 million gain on changes to the Swiss pension plan. Litigation expenses were also higher in 2014 due to an increased number of legal actions. Restructuring and impairment, including the portion recorded in Cost of goods sold, is described in Note 6 to the consolidated financial statements in Item 18 and increased by $27 million in 2014 to $206 million due to the first year of charges from the AOL program.

Excluding the impact of hedging, the adverse impact on sales of weaker emerging market currencies versus the US dollar in 2014 was only partly offset by the favorable impact on costs from these currencies and that of a weaker Euro and Swiss franc in the second half of the year. Taken together with the $19 million favorable variance in the net hedging result from the EBITDA program, the overall impact of exchange rate movements on operating income compared with 2013 was approximately an adverse $170 million. The net adverse impact arising from the weaker Russian ruble and Ukrainian hryvnia was partly mitigated by higher local currency sales price increases, with an increased use of US dollar pricing.

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

General and administrative was 20 percent higher including increased restructuring charges. Excluding restructuring and impairment, expenses were 14 percent higher and were 16 percent higher at constant exchange rates including increased amortization expense and lower government grants. Restructuring and impairment charges were $43 million in 2014 compared with $18 million in 2013 due to the introduction of the AOL program and the reversal of inventory step-ups on acquisitions.

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

Restructuring and impairment costs in 2014 included $12 million for initiatives under the AOL program to restructure marketing and commercial operations and to optimize production capacity. Other cash costs were due to closure of activities that were not divested with the Dulcinea business and to final charges under previous restructuring programs. Restructuring and impairment charges in 2013 included final charges of $11 million for amortization of reacquired rights related to the Greenleaf Genetics LLC acquisition in 2010, and $6 million impairment of a trademark which was phased out in 2013.

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

General and administrative excluding restructuring and impairment was $10 million, 11 percent lower than 2013 due to cost savings following completion of a system project and progress in outsourcing certain back office activities.

Restructuring and impairment costs increased by $21 million to $26 million in 2014. 2014 included non-cash impairments of $14 million for the write-down of machinery in Brazil due to significant changes in production processes and $9 million for initiatives to drive efficiencies in local commercial operations under the AOL program. Restructuring and impairment charges in 2013 related to the implementation of standard systems and processes to centralize and partly outsource back office activities.

Operating income increased by $54 million, but was $75 million higher excluding restructuring and impairment. Operating income as a percentage of sales declined by 0.5 percentage points. Excluding restructuring and impairment, operating income as a percentage of sales was flat, but was approximately 3 percentage points lower at constant exchange rates due to the lower gross profit margin and increased Marketing and distribution costs. The Brazilian real and Argentine peso weakened during 2014. As a significant portion of sales in these countries are priced in US dollars, whereas expenses and part of cost of goods sold are in local currencies, operating income increased by approximately $95 million as a result of the weaker currencies, including the adverse impact the weaker currencies had on those sales where US dollar pricing was not possible.

Asia Pacific	Total as reported under IFRS		Restructuring and impairment		Before restructuring and impairment[1]		Change before restructuring and impairment[1]
($m, except change %)	2014	2013	2014	2013	2014	2013	Actual %	CER %
Sales	2,033	1,935	–	–	2,033	1,935	5%	10%
Cost of goods sold	(1,107)	(1,041)	–	–	(1,107)	(1,041)	-6%	-9%
Gross profit	926	894	–	–	926	894	4%	10%
as a percentage of sales	46%	46%			46%	46%
Marketing and distribution	(314)	(300)	–	–	(314)	(300)	-5%	-8%
General and administrative	(52)	(60)	(4)	(6)	(48)	(54)	11%	10%
Operating income	560	534	(4)	(6)	564	540	5%	13%
as a percentage of sales	28%	28%			28%	28%

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

General and administrative excluding restructuring and impairment decreased by 11 percent, 10 percent at constant exchange rates due to the settlement of an insurance claim in 2014, while 2013 included a provision for a product liability case.

Restructuring and impairment charges in 2014 decreased from 2013 due mainly to lower costs from the integration of Devgen, acquired in 2012.

Operating income margin remained at 28 percent in 2014. Operating income margin excluding restructuring and impairment was also flat, but was 1 percentage point higher at constant exchange rates with expense growth constrained below sales growth.

Non-regional

Non-regional costs decreased by $56 million, or 3 percent from 2013, to $1,981 million largely due to a decrease in cost of goods sold of $123 million reflecting more favorable production cost variances in the Seeds business compared with 2013. Research and development expense increased by 4 percent, 6 percent at constant exchange rates, to $1,376 million. Increased spending on research and development was in line with Syngenta’s medium-term plan of expenditure in the upper end of the 9-10 percent of sales range; in 2014 the increase was offset by the impact of $49 million of gains from pension plan amendments included in Research and development. Global marketing expense increased by $6 million. General and administrative is reported including hedging gains of $13 million, compared with losses of $16 million in 2013. Excluding the net hedging result and restructuring and impairment, General and administrative increased by $39 million to $320 million mainly due to increased employee incentives and higher pension expenses, partly offset by favorable currency impacts on underlying expenditures. In 2013, $41 million of benefit for the amendment of the Swiss pension plan was included in Non-regional, General and administrative, compared with $22 million of benefit in 2014 from the amendments to the UK and Netherlands pension plans. Restructuring and impairment charges within non-regional decreased by $5 million to $96 million as the first year of costs from the AOL program announced in early 2014 were more than offset by decreased impairment charges.

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

Lawn and Garden sales in 2014 remained at 2013 levels, with a 1 percent increase in local currency sales prices offset by a 1 percent currency impact. See the Sales commentary section above for further information on sales in the segment. Gross profit margin decreased by 0.6 percentage points but was flat at constant exchange rates.

Marketing and distribution costs were 1 percent lower, flat at constant exchange rates and were tightly constrained in the context of the low revenue growth.

General and administrative is reported net of an $8 million hedging gain under the EBITDA program compared with $15 million in 2013. General and administrative excluding restructuring and impairment and hedging gains was $40 million in 2014 compared with $42 million in 2013.

Restructuring costs in 2014 decreased by $7 million compared with 2013. 2013 included cash costs and the write-down of inventories following a major product range rationalization as well as $4 million of closing adjustments to the fair value of the consideration of 2012 divestments. Restructuring costs in 2014 were due to continuing restructuring of the Flowers business, including initiatives to improve efficiency as part of the AOL program.

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

Restructuring and impairment

Restructuring and impairment charges for the years ended December 31, 2014 and 2013, broken down into the main restructuring initiatives, consisted of the following:

($m)	2014	2013
Accelerating operational leverage programs:
Cash costs	49	–
Non-cash impairment costs	14	–

Integrated crop strategy programs:
Cash costs	61	60

Operational efficiency programs:
Cash costs	18	33
Non-cash impairment costs	–	6

Acquisition and related integration costs:
Cash costs	27	30
Non-cash items
Reversal of inventory step-ups	13	–
Reacquired rights	–	11
Divestment losses	–	4

Other non-cash restructuring and impairment:
Non-current asset impairment	24	35
Total restructuring and impairment¹	206	179

1	$13 million (2013: $nil) is included within Cost of goods sold and $193 million (2013: $179 million) as Restructuring.

2014

For discussion regarding Restructuring and Impairment during 2014, please see the “Restructuring and Impairment” sub-section of the preceding “2015 compared with 2014” section under “Results of Operations” in this “Operating and Financial Review and Prospects”.

2013

Integrated crop strategy programs

Cash costs of $60 million included $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for integration of marketing and sales operations, mainly in Europe.

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

As part of an acquisition in 2010, Syngenta reacquired exclusive licensing rights that it had previously granted to the seller. In accordance with IFRS, the reacquired rights have been recognized as an intangible asset and were being amortized over the remaining term of the original license contract, 3 years.

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

Taxes

The Swiss statutory tax rate applicable to Syngenta remained flat for 2014 at 22 percent. Syngenta’s effective tax rate in 2014 was 14 percent, 1 percent lower than the 15 percent effective tax rate for 2013. Income taxed at different rates reduced the effective tax rate by 4 percent in 2014 (7 percent in 2013), with a lower weighting of income subject to a lower tax rate, including in Switzerland where certain intellectual property income is subject to tax at a reduced rate. Tax deductions for amortization and impairments not recognized for IFRS reduced the tax rate by 3 percent (1 percent in 2013) due to the impairment of the shares held by group companies in a subsidiary resulting from a decrease in the value of the subsidiary as determined under local GAAP. Non-recognition of deferred tax assets increased the tax rate by 3 percent (1 percent in 2013) mainly due to deferred tax assets in parts of Latin America and the CIS where the criteria for recognizing deferred tax assets were not met because of local currency weakness and weak economic conditions.

The tax rate on restructuring and impairment was 18 percent in 2014, compared with 22 percent for 2013 due to the different mix of gains and losses included in the net charge over the period and the varying tax treatments applied in different countries.

Net income for the period and other supplementary income data

Net income attributable to Syngenta shareholders in 2014 was $1,619 million, 2 percent lower than the 2013 amount of $1,644 million with, at constant exchange rates, higher sales and slightly improved gross profit margins offset by the adverse impact of emerging market exchange rates and increased restructuring and impairment charges; the aggregate gain recognized on changes to the UK and Netherlands pension plans in 2014 was broadly matched by the gain from an amendment to the Swiss pension plan in 2013 combined with higher employee incentive costs in 2014 than the low level in 2013.

After related taxation, restructuring and impairment charges in 2014 were $168 million compared with $141 million in 2013 due to costs related to the AOL program announced in early 2014.

Foreign operations and foreign currency transactions

Syngenta’s subsidiaries use their local currency as their functional currency for accounting purposes except where the use of a different currency more fairly reflects their actual circumstances.

Syngenta operates worldwide and its business has grown significantly in emerging markets, with a broadening of the currency effects that need to be closely monitored. Syngenta regularly analyzes how currency fluctuations will impact its operating results and manages the impact with a combination of commercial actions, such as product pricing, and financial risk management strategies, such as hedging. Next to the Euro, the Swiss franc and the British pound, the Brazilian real gives rise to a major currency exposure due to the large size of Syngenta’s business activities in Brazil. Sales prices to customers in Brazil largely are linked to the US dollar, which limits the impact of fluctuations in the US dollar/Brazilian real exchange rate, incuding the significant devaluation of the Brazilian real that occurred in 2015. Similarly, Syngenta manages its currency exposure in the CIS, mainly Russia and Ukraine which both experienced further significant currency devaluation in 2015, by increasing local currency sales prices to compensate the loss in sales value from the currency devaluation.

Syngenta regularly monitors receivables exposure in all countries in which it operates. In the Eurozone, Greece, Italy, Portugal and Spain have been experiencing weak macro-economic conditions since 2010. In Latin America, Argentina, Brazil and Venezuela are also experiencing economic and financial difficulties and exchanging local currency into US dollars in these countries to pay for imported goods can be difficult. The following table outlines for the above named countries the aggregate, gross trade receivables, those past due for more than 180 days and the related provision for doubtful receivables at December 31, 2015 and 2014.

($m)	2015	2014
Gross trade receivables	2,256	1,794
Past due for more than 180 days	209	111
Provision for doubtful trade receivables	186	118

A major proportion of growers in Argentina using Syngenta’s products export their crops, which enables them to generate income that is economically linked to the US dollar. Because of this, Syngenta is able to price most of its sales in Argentina in US dollars through to cash collection, which reduces its exposure to the Argentine peso. However, future legislation, competitors’ behavior or central bank restrictions may limit or remove this protection or further limit the ability of Syngenta to access US dollars in, or remit US dollars from, Argentina. Sales in Argentina were 3 percent of Syngenta’s total sales in 2015.

Receivables exposure from customers in Russia and the Ukraine has reduced during 2015, with 100 percent of 2014 sales and 85 percent of 2015 sales in those countries having been collected as of December 31, 2015. Sales in the CIS were 5 percent of Syngenta's total sales in 2015.

At December 31, 2015, approximately 65 percent of Syngenta’s cash and cash equivalent was held in US dollars, approximately 11 percent in Indian rupees, approximately 4 percent in Brazilian real, approximately 3 percent in Euros, and approximately 2 percent in Thai baht. No other individual currency made up more than 2 percent.

Liquidity and capital resources

Syngenta’s principal source of liquidity is cash generated from operations. This has been more than sufficient to cover cash used for investment activities in all years since 2006, except in 2012 when the higher level of cash used for investing activities resulting from increased business acquisitions required funding with a combination of cash generated from operations and the issuance of unsecured non-current bonds. Except for any significant business acquisitions or a significant deterioration in the rate of receivables collections from that currently expected by management, cash generated from operations is expected to be more than sufficient to cover cash expected to be used for investment activities in 2016.

Working capital fluctuations are supported by short-term funding available through commercial paper and related syndicated committed credit facilities. Operating in a seasonal business, Syngenta typically obtains funds from its short-term facilities during the first half of the year to fund operations during the northern hemisphere growing season and repays these funds during the second half when receivables are collected. Longer-term capital resources include unsecured non-current bonds issued under a Euro Medium Term Note (EMTN) program, unsecured non-current Notes issued under a Note Purchase Agreement in the US Private Placement market and unsecured non-current bonds issued in the US public debt market. See Capital markets and credit facilities for details of outstanding debt, including debt issued in 2015.

For information on Syngenta’s funding and treasury policies and objectives in terms of the manner in which treasury activities are controlled, please see Note 27 to the consolidated financial statements in Item 18.

Syngenta reported cash and cash equivalents on December 31, 2015 and 2014 of $1,141 million and $1,638 million, respectively. At December 31, 2015 and 2014, Syngenta had current financial debt of $547 million and $1,137 million, respectively, and non-current financial debt of $3,183 million and $2,752 million, respectively.

Capital markets and credit facilities

Funds for Syngenta’s working capital needs were available during the year from its $2,500 million Global Commercial Paper program supported by a $1,500 million committed, revolving, multi-currency, syndicated credit facility. Syngenta entered into its Global Commercial Paper program in 2000 and amended it in 2007. At December 31, 2015 and 2014, Syngenta had no commercial paper issuances outstanding.

The $1.5 billion syndicated credit facility (the “Credit Facility”) was signed in 2012 and will mature in 2019. The Credit Facility provides for fixed interest rate, multi-currency short-term borrowings, with the interest rate based on LIBOR. At December 31, 2015, Syngenta had no borrowings under the Credit Facility. In January 2016, the terms of Syngenta’s $1.5 billion committed, revolving, multi-currency syndicated credit facility were amended to enable Syngenta to establish an additional $1 billion committed, syndicated facility. This additional facility was established in January 2016 and expires in 2019.

Absent major acquisitions, Syngenta targets maintaining an investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta’s short- and long-term credit facilities and outstanding bond note instruments do not contain any significant covenants affecting its ability to pay dividends or borrow additional funds. In addition, there are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends except as disclosed in the consolidated cash flow statement in Item 18.

The table below summarizes Syngenta’s unsecured notes in issuance at December 31, 2015:

($m)	Issuance date	Carrying amount	Value at issue
Euro floating rate note 2017	March 2014	272	344
0.750% CHF bond 2019	March 2014	353	396
5.110% US dollar private placement 2020	December 2005	85	75
1.875% Eurobond 2021	March 2014	543	689
3.125% US dollar bond 2022	March 2012	519	500
1.625% CHF bond 2024	March 2014	251	283
5.350% US dollar private placement 2025	December 2005	75	75
1.250% Eurobond 2027	March 2015	540	559
2.125% CHF bond 2029	March 2014	151	170
5.590% US dollar private placement 2035	December 2005	100	100
4.375% US dollar bond 2042	March 2012	248	250
Total		3,137	3,524

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

On February 2, 2016, Syngenta entered into the Transaction Agreement with ChemChina and China National Agrochemical Corporation. For discussion of the potential impact of this event on Syngenta's credit facilities and unsecured notes, see Trend and Outlook—ChemChina Tender Offer.

Cash flow

The following table sets out certain information about cash flow for each of the periods indicated:

Year ended December 31,
($m)	2015	2014	2013
Cash flow from operating activities	1,190	1,931	1,214
Cash flow used for investing activities	(462)	(729)	(772)
Cash flow used for financing activities	(1,188)	(420)	(1,114)

Cash flow from operating activities

2015 compared with 2014

Cash flow from operating activities decreased by $741 million to $1,190 million in 2015 from $1,931 million in 2014 largely due to changes in net working capital. Cash inflows from inventory reduction in 2015 were $32 million compared with $326 million in 2014; year-end inventories as a percentage of sales were 32 percent in both years. Outflows from trade and other working capital assets increased by $536 million in 2015 largely due to delayed collections and extended sales terms in Latin America and the change in sales terms in Brazil, which brought forward the recognition of receivables. Cash inflows from trade and other working capital liabilities increased by $175 million in 2015 from a low level in 2014 following the inventory reduction in the year; the 2015 increase also included higher accrued expenses, including those related to restructuring charges. Income before taxes in 2015 decreased by $303 million from 2014 for the reasons described above. Non-cash items were $395 million higher in 2015 mainly due to the $403 million net charges in respect of provisions; net charges in respect of pension provisions were $148 million in 2015 compared with a net credit of $35 million in 2014, and net charges to restructuring provisions were $125 million higher in 2015; adjusted for non-cash items, income before taxes was $92 million higher than 2014. Cash outflows for financial expense, net decreased from 2014 to 2015 due to lower interest payments and net realized foreign exchange. Cash paid in respect of income taxes was $152 million higher than in 2014 including payments in respect of several tax years for an entity in Switzerland. Cash contributions to pension plans were $28 million lower in 2015; 2014 included a non-recurring, additional payment of $25 million made to the Swiss plan as part of the 2013 plan amendment. Cash paid in 2015 in respect of restructuring provisions was $99 million higher than 2014 largely due to the progression of the AOL restructuring program.

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

Cash flow used for investing activities

2015 compared with 2014

Cash flow used for investing activities was $462 million in 2015, $267 million less than in 2014. Additions to property, plant and equipment were $147 million lower than 2014 as investments were reduced in response, in part, to the lower growth in the crop protection and seeds markets seen in 2014 and 2015, and which is expected currently for 2016. Proceeds from disposals increased by $43 million in 2015, which included the sales of land in Switzerland and the US. The cash outflows for business acquisitions decreased from $86 million in 2014, which was for the purchase of of PSB and the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, to $11 million in 2015, which includes the acquisition of Land.db Enterprises Inc.

2014 compared with 2013

Cash flow used for investing activities was $729 million in 2014, $43 million less than in 2013. Proceeds from disposals increased by $33 million in 2014, including the sale of a site in Turkey and the sale of shares in an equity investment by Syngenta’s Ventures unit. Syngenta continued to invest in projects to increase its production and research capacity, but at a reduced level compared with 2013. Purchases of intangible and financial assets increased over 2013 including further investment in ENOGEN® technology. The cash outflows for business acquisitions decreased from $101 million in 2013 for the purchase of MRI, to $86 million in 2014. The cash outflow of $1 million for business divestments in 2014 was for an earn-out payment related to a previous divestment.

Cash flow used for financing activities

2015 compared with 2014

Cash flow used for financing activities of $1,188 million was $768 million higher than in 2014 mainly due to a decrease in new borrowings. Syngenta issued EUR 500 million in Euro denominated bonds in 2015, and EUR 750 million in Euro denominated bonds and CHF 750 million in Swiss domestic bonds in 2014. In both 2015 and 2014, bonds of EUR 500 million were repaid at maturity. The dividend paid to shareholders in 2015 increased by $46 million compared with 2014. Net treasury share purchases were $70 million lower in 2015; in 2015, Syngenta repurchased 389,500 of its own shares, with 158,000 shares to be used for future requirements of share based payment plans and 231,500 related to a share repurchase program. Sales of treasury shares related to employee share and share option plans.

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

Research and development (“R&D”)

Syngenta’s Research and Development organization is dedicated to developing quality crop protection and seeds products, as well as crop-focused solutions which integrate multiple technologies. R&D focuses on taking a holistic approach to help customers grow their specific crop using the best technology to address their needs, be it a single technology, a combination of technologies, or technologies and services.

Syngenta is committed to improving crop yield and quality in a sustainable way and, through its global product safety group and global regulatory team, is committed to developing and registering products that are safe and effective. Syngenta maximizes its innovation potential by leveraging its industry expertise and partnering with other technology leaders across the globe.

The total spent on research and development was $1,362 million in 2015, $1,430 million in 2014 and $1,376 million in 2013. Attribution of research and development costs for 2015 was $1,310 million for Syngenta’s integrated Crop Protection and Seeds business and $52 million in Lawn and Garden. In 2014, the attribution was $1,376 million for Syngenta’s integrated Crop Protection and Seeds business and $54 million in Lawn and Garden. In 2013, the attribution was $1,320 million for the integrated business and $56 million in Lawn and Garden.

There are no off-balance sheet financing transactions associated with research and development activity.

Contractual obligations, commitments and contingent liabilities

At December 31, 2015, Syngenta had contractual obligations to make future payments in the periods indicated in the following:

($m)	Notes to the financial statements reference	Total	Less than 1 year	1–3 years	3–5 years	5–10 years	More than 10 years
Financial debt	16, 18	3,671	533	273	438	1,388	1,039
Interest on fixed rate financial debt	27	785	67	134	131	196	257
Other non-current liabilities	18	26	12	6	8	–	–
Capital lease payments	25	60	18	20	14	8	–
Operating lease payments	25	120	61	30	22	7	–
Capital expenditures	25	134	65	69	–	–	–
Pension contribution commitments	22	206	44	83	79	–	–
Unconditional purchase obligations	25	947	483	379	45	40	–
Long-term research agreements and other long-term commitments	25	135	55	41	22	17	–
Total		6,084	1,338	1,035	759	1,656	1,296

Of the total financial debt, floating rate financial debt is $534 million (mainly local bank loans and overdraft facilities), all of which is due within one year. No interest obligation in respect of this debt is included in the table above. There is no contractual obligation to renew this debt. The debt amount, and the interest payments associated with it, will vary over time according to Syngenta’s funding requirements and future interest rates.

Fixed rate debt of $3,137 million is comprised primarily of the outstanding Eurobonds, Swiss franc domestic bonds and $ bonds and private placement notes. Fixed rate interest payments of $785 million on these are included above.

Other non-current liabilities arise from deferred payments related to acquisitions and license agreements.

Provisions for long-term liabilities totaling $727 million shown in Syngenta’s consolidated balance sheet have not been included in the above table because the timing of their payment is not contractually fixed and cannot be estimated with sufficient certainty within the context of the time periods in the table. This applies particularly to those amounts which are not expected to be paid during 2016. Note 19 to the consolidated financial statements in Item 18 presents the components of the estimated $193 million of provisions that are expected to be paid during 2016.

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

Pension contribution commitments totaling $206 million represent unconditional fixed payments to the UK pension fund according to the schedule of contributions agreed during 2015. Not included in the above table are:

−	Additional UK Pension Fund contributions of up to $22 million per year which are required to be paid if the actual return on UK pension plan assets over the period to November 30, 2020 is less than the agreed assumption.

−	Swiss Pension Fund contributions for future service. The rules of Syngenta’s main Swiss defined benefit pension fund commit Syngenta to contributing a fixed percentage of employees’ pensionable pay to the fund.

−	As disclosed in Note 22 to the consolidated financial statements in Item 18, Syngenta expects to pay $160 million of contributions to its defined benefit pension plans in 2016 excluding restructuring costs and excluding any accelerated payments which Syngenta may decide to make as business and financial market conditions develop during 2016. $44 million of these contributions are included as commitments in the table above. The remaining $116 million represents 2016 service contributions, which are not included as commitments in the table above.

The above table excludes income tax liabilities of $382 million in respect of uncertain tax positions. These are presented within current income tax liabilities in the consolidated balance sheet because it is not possible to make a reasonably reliable estimate of the actual period of cash settlement with the respective taxing authorities.

Off-balance sheet arrangements

Syngenta had no off-balance sheet arrangements as at December 31, 2015, other than the above contractual obligations, commitments and contingent liabilities. Syngenta has no unconsolidated special purpose entities that are likely to create material contingent obligations.

Critical accounting estimates

Critical accounting estimates and new accounting pronouncements are discussed in Notes 2 and 29 to the consolidated financial statements in Item 18.

Recent developments

Note 30 to the consolidated financial statements in Item 18 provides details of events which occurred between the balance sheet date and February 2, 2016 that would require adjustment to or disclosure in the consolidated financial statements. No events have occurred between February 2, 2016 and February 11, 2016, the date of this filing, that would require disclosure.

Trend and Outlook

Syngenta believes that the long-term fundamental industry growth drivers of population growth and dietary change trends, leading to increasing demand for food and feed, remain in place. However, in both 2014 and 2015 favorable seasonal weather conditions in key growing areas, particularly in North America, have led to high yields in the production of the major field crops. As a result, there has been downward pressure on the prices of agricultural commodities; this in turn has reduced farmer profitability and led to downward pressure on the markets for crop protection chemicals and seeds. The current lower oil prices may reduce growth in the usage of biofuels, but environmental regulations in some countries, including the United States, require the inclusion of minimum percentages of biofuels in gasoline and this will underpin current levels of usage. Prices of a basket of the key field crops of corn, soybean, wheat and rice continued to decline in 2015 and are now below those in the immediate aftermath of the global financial crisis in the 2009 to 2011 period. In Latin America, the lower US dollar crop prices of the major corn and soybean crops have been partly offset by weaker currency exchange rates relative to the US dollar, but crop input demand has been further constrained by deteriorating liquidity, leading in some cases to credit quality issues. Given the likely continuation of lower grower incomes and resulting pressure on the use of high quality seed and chemical inputs, Syngenta currently anticipates low market growth to continue in 2016.

Weaker foreign exchange rates relative to the US dollar had a significant impact on reported sales in 2015. While the impact on operating profit is discussed below, exchange rate movements reduced reported sales in 2015 by approximately 12 percent, with sales in Euro reduced by approximately 15 percent and sales in emerging markets reduced by approximately 16 percent. In some markets, particularly Russia and the Ukraine, where currency decline was over 50 percent, the adverse impact was almost fully offset by local currency sales price increases to maintain US dollar prices. Weaker exchange rates are expected to continue to reduce reported sales in 2016; if exchange rates at the end of 2015 continued through 2016, Syngenta estimates a further adverse impact to reported sales of approximately 4 percent.

At the regional level, the market in North America in 2015 reflected lower farmer profitability from the above mentioned low crop prices. Syngenta’s sales in the region in 2015 included $145 million from the license with KWS and Limagrain; a repeat of license income at this level in 2016 is not currently expected. The planned reduction of sales of low margin solo glyphosate reduced 2015 integrated sales volumes in the region by approximately 3 percent; a similar reduction in low margin glyphosate is planned for 2016. In Europe, Africa and the Middle East, market growth in 2015 was low following strong growth in 2014, with some adverse impact from low crop prices. Reported sales in 2015 were impacted by the broad currency weakness relative to the US dollar and the sales price increases implemented to offset this, particularly in Russia and the Ukraine. Excluding these countries, sales in the region were broadly flat at constant exchange rates. Underlying growth is expected to remain at moderate levels in 2016. Syngenta targets to offset further emerging market currency weakness with local currency sales price increases; similar price increases are generally not expected to be achievable in the Eurozone and other developed markets. In Latin America, the lower crop prices reduced farmer profitability in the major corn, soybean and cotton markets. While this was partly mitigated by weaker local currencies, the negative macroeconomic environment particularly in Brazil reduced liquidity at both grower and distributor level and also reduced demand. In addition, Syngenta constrained sales in some cases due to concerns over credit quality. At the industry level, crop protection channel inventories in Brazil were high at the start of the season and this, compounded by reduced pest pressure, also reduced demand. The difficult macroeconomic and liquidity background is expected to persist in 2016, though the reduction in export taxes in Argentina implemented in 2016 may lead to some improvement in the agricultural sector there. In 2015, Syngenta modified sales terms in Brazil, which changed the point of revenue recognition and resulted in a one-time increase in reported sales of $239 million; this will not repeat in 2016. Syngenta’s sales in the region in 2015 included $55 million from the aforementioned license with KWS and Limagrain; a repeat of license income at this level in 2016 is not currently expected. The reduction of sales of low margin solo glyphosate reduced 2015 integrated sales volumes in the region by approximately 2 percent and is largely complete in the region. Where possible in the region, Syngenta sells crop protection products under a US dollar price list. Due to the rapid decline of the Brazilian real in the second half of 2015, Syngenta was able to offset only partially the impact of the currency decline; price increases are planned in 2016 to continue to recover losses from the currency decline, but full recovery will be difficult in the context of the market weakness. Further sales volume growth is expected from the continued penetration of ELATUS®, launched in 2014. Sales declined in Asia Pacific in 2015 due to the phase out of paraquat in China, completed in 2015, and drought in ASEAN. In the emerging markets in Asia, the adverse impact on sales of weaker currencies relative to the US dollar was fully offset by local currency sales price increases in 2015; while Syngenta targets to offset any further weakness in a similar manner, success in implementing further sales price increases cannot be assured.

Lawn and Garden profitability as a percentage of sales in 2015 was broadly at the planned target level. The previously announced divestment of the Flowers business will not now be pursued in 2016. Modest overall segment top line growth is anticipated in 2016, with a continued focus on cost control to maintain operating margins at constant exchange rates.

Syngenta continues to target premium prices and to seek opportunities for value pricing related to the incremental value its products bring to growers, though the current slower market growth and competitive markets are expected to limit the scope of price increases. Syngenta has reduced and will continue to reduce sales of products in certain countries where gross profit margins are insufficient to justify the risk capital employed; a further reduction in sales of low margin solo glyphosate is planned in 2016, particularly in North America.

Syngenta has a strong pipeline of new crop protection products at various stages of development and, with market leadership in crop protection chemicals, a strong position in seeds for most key crops and leading commercial organizations in all four regions, Syngenta believes it has a clear competitive advantage to deliver above market sales growth over the longer term. In the nearer term, crop protection product sales growth is expected to be driven by the growth in recently launched ACURON®, following the launch in the United States in 2015, and SolatenolTM, with further expansion in Brazil and launches in 2016 in the United States and France. This is expected to more than offset the further planned reduction in solo glyphosate sales. In Seeds, distinctive technologies such as ENOGEN® in corn and HYVIDOTM hybrid barley are expected to contribute to growth, though in 2016 this is expected currently to be offset by lower license income, as noted above.

In 2016, Syngenta will continue to drive savings and productivity through the AOL program. These savings are expected to be partially offset by inflation, in particular in emerging markets, and a higher level of short-term incentives in 2016 following below target incentives in 2015. In Research and development, savings under the AOL program are targeted in 2016 to more than offset cost inflation and, at constant exchange rates, costs are projected to be lower in 2016 than 2015. Marketing and distribution costs included an increased charge to provisions for doubtful receivables in 2015 compared with 2014, largely due to the deteriorating credit quality in Latin America; assuming no further deterioration, savings from the AOL program in Marketing and distribution costs and General and administrative costs (excluding restructuring) are projected to largely absorb the impacts of salary and other cost inflation and higher employee incentives, as noted above.

Excluding impairments, which cannot be forecast, the further acceleration of the AOL program noted above is expected to result in increased restructuring charges related to this program in 2016. Earlier restructuring programs are substantially complete at the end of 2015, with minimal charges expected in 2016. Given ongoing discussions on industry consolidation and potential corporate transactions involving Syngenta, the level of charges for acquisitions, divestments and related costs in 2016 cannot be predicted reliably and in general the timing of the recognition of charges for particular restructuring events, which is dependent on when irreversible commitments to the events occur, makes it difficult to predict such costs with certainty.

In 2015, oil prices traded in a range of $50-60 per barrel in the first half of the year and then decreased to approximately $40 per barrel by the end of the year. Prices have subsequently reduced further to approximately $30 per barrel at the end of January 2016. With its current product mix, Syngenta estimates that each $10 movement in the price of a barrel of oil impacts its cost of goods sold by approximately $30-35 million. However, due to supplier production chains and Syngenta’s own inventory, it can take from 9 to 12 months for movements in the oil price to feed through into cost of goods sold.

In 2015, 52 percent of Syngenta’s sales were in emerging markets, up from around 35 percent ten years ago. Emerging markets continue to have higher long-term growth potential because significant crop yield gaps exist versus developed markets; this growth potential is further supported by ongoing technology adoption. Managing volatility in such markets, in particular credit and currency exposures, is integral to Syngenta’s business model.

Overall, Syngenta has significant currency exposures, which at a high level can be summarized as:

−	a short position against the US dollar in Swiss francs and British pounds

−	a net long position in Euros over the course of a full year, relatively minor compared with sales in Euros, but with a long position in the first half selling season and a short position in the second half from more evenly spread Euro-based operating costs including raw material costs

−	a long position in Japanese Yen, Australian and Canadian dollars and many emerging market currencies

−	in Brazil and Argentina, a significant portion of sales are effectively priced in US dollars, resulting in a net short local currency exposure, though the linkage has weakened in Brazil and there can be a time lag before local currency prices are adjusted.

As noted above, following the recent exchange rate volatility in Russia and the Ukraine, Syngenta has acted to link pricing of sales in these countries (both of which export grain to the global market) to US dollars to reduce the long exposure to these currencies. This was achieved in 2015, though with some adverse impact on seeds sales volumes.

Forecast transaction exposures in the major currencies are hedged under a rolling 12 month program, largely through forward contracts. In 2015, Syngenta estimates the impact on underlying sales and costs of exchange rate movements to have been approximately $577 million adverse to 2014, which together with a net hedging gain of $21 million compared with a gain of $15 million in 2014, resulted in an adverse year-on-year impact on operating income from exchange rate movements of approximately $571 million when compared with 2014. The major driver of the adverse net impact was weaker emerging market currencies, particularly the Russian ruble and Ukrainian hryvnia where the impact of these two currencies was recovered in sales prices; excluding the ruble and hryvnia, the adverse net impact was estimated to be approximately $100 million. At rates prevailing in January 2016, Syngenta expects an adverse impact on operating income from the underlying exposures. This is due to the adverse impact of a generally stronger US dollar on sales net of the favorable impact of the weaker Swiss franc on operating costs, combined with an adverse net hedging result compared with 2015, particularly hedges of the Brazilian real. Excluding the ruble and hryvnia, the combined adverse year-on-year impacts of the change in the net hedging result and the loss from underlying exposures are estimated to total approximately an adverse $50-100 million compared with 2015. As noted above, the adverse impact from the weaker ruble and hryvnia is expected to be substantially offset by higher local currency prices from the US dollar sales price lists. Emerging market currency exposures in particular are largely unhedged, so the actual impact may differ positively or negatively from the above estimate. The net hedging result is reported within General and administrative in the consolidated income statement in Item 18.

Subject to approval by the shareholders at the Annual General Meeting on April 26, 2016, the Board is recommending to maintain the regular dividend at CHF 11.00 per share. In addition, if the offer to acquire Syngenta shares through a tender offer described in Note 30 to the consolidated financial statements in Item 18 becomes unconditional, Syngenta will, if approved by the shareholders at the Annual General Meeting on April 26, 2016, pay a special dividend of CHF 5.00 per share immediately before the first settlement of the offer.

ChemChina Tender Offer

On February 2, 2016, Syngenta entered into a transaction agreement (the “Transaction Agreement”) with ChemChina and China National Agrochemical Corporation. Pursuant to the terms of the Transaction Agreement, ChemChina will cause a newly incorporated company that is directly or indirectly controlled by ChemChina (the “Offeror”) to submit a tender offer for all publicly held ordinary shares of Syngenta and American Depositary Shares (“ADSs”) of Syngenta issued by the Bank of New York Mellon as depositary (the “ChemChina Tender Offer”).

Pursuant to the terms and conditions of the Transaction Agreement, which was unanimously approved by Syngenta’s Board of Directors, the Offeror will offer the shareholders of Syngenta $465 per ordinary share. In addition, the Offeror will allow Syngenta to pay a special dividend of CHF 5 per ordinary share conditional upon and prior to closing.

The consummation of the ChemChina Tender Offer is subject to certain customary conditions, including, among others, (i) the valid tender to the Offeror of at least 67 percent in aggregate of the issued ordinary shares of Syngenta (or ADSs representing shares) and (ii) the receipt of required regulatory approvals, including approval by the Committee on Foreign Investment in the United States (“CFIUS”).

ChemChina is required to take all actions and to supply all information necessary to obtain regulatory approvals for the ChemChina Tender Offer unless such actions would (i) result in the reduction of the consolidated sales of one year of $2.68 billion or more or (ii) in the case of CFIUS, remove all oversight, management and control of ChemChina or all physical and other access of ChemChina to businesses, assets or operations of Syngenta which contributed to consolidated sales of Syngenta of $1.54 billion or more in financial year 2015.

Syngenta’s Board of Directors has agreed to support the ChemChina Tender Offer and recommend acceptance of the ChemChina Tender Offer to Syngenta shareholders. During the term of the Transaction Agreement, Syngenta may not solicit any third party proposal or transaction. However, Syngenta may, in response to an unsolicited written proposal for all or a majority of the shares that Syngenta’s Board of Directors determines in good faith is more favorable to the holders of Syngenta’s ordinary shares than the ChemChina Tender Offer taking into account all terms and conditions including expense reimbursement provisions, execution risks and closing conditions (a “Superior Proposal”) and after providing ChemChina the opportunity to propose measures to improve the terms of the ChemChina Tender Offer, furnish such third party with information and participate in discussions with such third party. The Board of Directors of Syngenta is not permitted to change its recommendation of the ChemChina Tender Offer, to recommend a third party transaction or to enter into an agreement related thereto, except in connection with a Superior Proposal (that is a firm offer that is fully financed or, to the extent the consideration includes shares, is subject only to required shareholder approval, and that the Board determines is capable of being made and consummated in a reasonable time frame) after providing ChemChina at least five trading days to improve its offer such that ChemChina’s improved offer is as least as favorable to the holders of Syngenta’s ordinary shares as such a Superior Proposal.

Syngenta will pay ChemChina an amount equal to $1.5 billion if the ChemChina Tender Offer is not successful or does not become unconditional in certain circumstances, including, among others, for a reason attributable to (i) a material breach by Syngenta of the Transaction Agreement, (ii) the withdrawal or modification by Syngenta’s Board of Directors of its recommendation for the ChemChina Tender Offer, (iii) the entry by Syngenta into, or the recommendation by its Board of, an alternative transaction or (iv) the public announcement of an alternative transaction prior to the termination of the Transaction Agreement and Syngenta entering into a definitive agreement relating to such alternative transaction within 12 months of such termination and such alternative transaction being consummated.

ChemChina will pay Syngenta an amount equal to $3 billion if, despite all other conditions of the ChemChina Tender Offer having been satisfied or are still capable of being satisfied, the ChemChina Tender Offer does not become unconditional and/or is terminated as a result of the failure to obtain Chinese regulatory approvals or antitrust approvals, but not including CFIUS, if not attributable to a breach by Syngenta of any of its respective obligations under the Transaction Agreement.

The Transaction Agreement may be terminated in a limited number of circumstances, including (i) by either party if all conditions are not satisfied by June 30, 2017, and the Swiss Takeover Board no longer requires the ChemChina Tender Offer to remain open, (ii) by either party if the Offeror publicly declares that the ChemChina Tender Offer will not be further pursued or has failed or if the Offeror otherwise withdraws from launching, continuing or settling the ChemChina Tender Offer so long as the Swiss Takeover Board permits the ChemChina Tender Offer not to be launched, no longer to remain open or not to be settled and the party seeking to terminate is not in breach of any provision under the Transaction Agreement that causes any such non-pursuance, failure or withdrawal, (iii) by either party if the other party materially breaches its obligations, or has materially breached representations or warranties under the Transaction Agreement, unless promptly and fully remedied by the breaching party, (iv) by ChemChina if Syngenta enters into a definitive agreement with a third party regarding an alternative transaction or a competing offer has an acceptance rate of more than 10 percent of Syngenta’s ordinary shares, (v) by ChemChina if Syngenta’s Board of Directors (1) fails to recommend the ChemChina Tender Offer to the shareholders of Syngenta or include its recommendation in the Schedule 14D-9 to be filed by Syngenta with respect to the ChemChina Tender Offer, (2) withdraws or adversely modifies its recommendation of the ChemChina Tender Offer or makes an announcement to that effect, or (3) recommends an alternative transaction or makes an announcement to that effect, (vi) by Syngenta if the Board of Directors of Syngenta withdraws or modifies its recommendation of the ChemChina Tender Offer and ChemChina has the right to withdraw the ChemChina Tender Offer or (vii) by Syngenta in the event that all Chinese regulatory approvals (other than antitrust approvals) have not been obtained within 12 weeks after the date of the Transaction Agreement.

Following the execution of the Transaction Agreement, Syngenta is not permitted to pay any dividends other than (i) its ordinary dividend of up to CHF 11 in respect of the financial year 2015 and an ordinary dividend in respect of the financial year 2016 in accordance with Syngenta’s dividend policy in effect as of the date of the Transaction Agreement if the first settlement of the ChemChina Tender Offer has not occurred on the date on which Syngenta is required to dispatch the invitation to the ordinary general meeting of shareholders in 2017 and (ii) a special dividend of CHF 5 payable immediately prior to the closing of the ChemChina Tender Offer. In addition, effective as of the execution of the Transaction Agreement, Syngenta is required to suspend its share buy-back program and any market making or similar arrangements.

Following the closing of the ChemChina Tender Offer, four out of ten members of Syngenta’s Board of Directors will consist of persons who are independent of ChemChina and its affiliates (each, an “Independent Director”). The current Chairman of Syngenta will become the Vice-Chairman of Syngenta’s Board of Directors and lead Independent Director. Following the closing of the ChemChina Tender Offer, certain matters will require the affirmative vote of at least two of Syngenta’s Independent Directors, including, among others, (i) any change in the location of Syngenta’s headquarters, (ii) any raising of new debt or making of distributions which would lower the rating of Syngenta to a level below investment grade (by Moody’s and Standard & Poor’s), (iii) any reduction in Syngenta’s R&D budget below specified thresholds, (iv) any material change in the agricultural sustainability programs or reduction of funding of the Syngenta Foundation for Sustainable Agriculture below specified thresholds and (v) any material change to Syngenta’s Health, Safety and Environment Policy and Standards. The Independent Directors will also be required to approve, subject to certain exceptions, any transaction between any member of the ChemChina group, on the one hand, and any member of Syngenta group, on the other hand, if the transaction is not made at market terms. The above corporate governance matters remain in place until the earlier of (i) five years following the first settlement of the ChemChina Tender Offer and (ii) a re-listing of Syngenta’s ordinary shares through an initial public offering.

The Transaction Agreement is governed by and construed in accordance with the laws of Switzerland.

In connection with the ChemChina Tender Offer, Syngenta will likely incur debt as part of ChemChina’s financing of the acquisition. This may have a negative impact on Syngenta’s credit rating and financing expense. Some of Syngenta’s unsecured notes have change of control provisions. Assuming that Syngenta’s credit rating remains at investment grade levels, Syngenta expects that its unsecured senior notes will remain outstanding and no change of control repurchase offer would be required. However, a change of control likely will trigger a renegotiation of Syngenta’s credit facilities. If any refinancing should prove to be necessary, Syngenta expects it would work with ChemChina to obtain replacement financing.

Quantitative and qualitative disclosure about market risk

For quantitative and qualitative disclosure about market risk, see Item 11.

Appendix A

Reconciliation of non-GAAP measures to equivalent GAAP measures

A non-GAAP measure is a numerical measure of financial performance, financial position or cash flows that either:

−	includes, or is subject to adjustments that have the effect of including, amounts that are excluded in the most directly comparable measure calculated and presented under IFRS; or

−	excludes, or is subject to adjustments that have the effect of excluding, amounts that are included in the most directly comparable measure calculated and presented under IFRS.

Syngenta uses non-GAAP measures in this report where they are regarded by management as important for the investor to fully understand Syngenta’s performance. The non-GAAP measures presented in this report are measures adjusted for exchange rate movements and to exclude restructuring gains and losses, impairment losses and divestment gains and losses. The Company presents these measures because:

−	movements in exchange rates historically have had, and in the future are expected to have, a significant impact on sales and operating income from period to period; and

−	restructuring and impairment charges historically have fluctuated, and in the future are expected to fluctuate, significantly from period to period and thereby have a volatile impact on results.

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

Reconciliation of net income excluding restructuring and impairment (non-GAAP measure) to profit for the period (GAAP measure)

2015 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	1,841	(388)	2,229
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(256)	–	(256)
Income before taxes	1,592	(388)	1,980
Income tax expense	(248)	88	(336)
Net income	1,344	(300)	1,644
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,339	(300)	1,639
Tax rate	16%	23%	17%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	14.57	(3.26)	17.83
Diluted earnings per share	14.52	(3.26)	17.78

2014 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,105	(206)	2,311
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(217)	–	(217)
Income before taxes	1,895	(206)	2,101
Income tax expense	(273)	38	(311)
Net income	1,622	(168)	1,790
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,619	(168)	1,787
Tax rate	14%	18%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.66	(1.83)	19.49
Diluted earnings per share	17.60	(1.82)	19.42

2013 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,086	(179)	2,265
Income/(loss) from associates and joint ventures	48	–	48
Financial expense, net	(200)	–	(200)
Income before taxes	1,934	(179)	2,113
Income tax expense	(285)	38	(323)
Net income	1,649	(141)	1,790
Attributable to non-controlling interests	(5)	–	(5)
Net income attributable to Syngenta AG shareholders	1,644	(141)	1,785
Tax rate	15%	22%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.88	(1.53)	19.41
Diluted earnings per share	17.78	(1.52)	19.30

2012 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,256	(265)	2,521
Income/(loss) from associates and joint ventures	7	–	7
Financial expense, net	(147)	–	(147)
Income before taxes	2,116	(265)	2,381
Income tax expense	(266)	83	(349)
Net income	1,850	(182)	2,032
Attributable to non-controlling interests	(3)	–	(3)
Net income attributable to Syngenta AG shareholders	1,847	(182)	2,029
Tax rate	13%	31%	15%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	20.16	(1.98)	22.14
Diluted earnings per share	20.05	(1.98)	22.03

2011 ($m, except percentage, share and per share amounts)	Total	Restructuring and impairment	Before restructuring and impairment
Operating income	2,009	(245)	2,254
Income/(loss) from associates and joint ventures	15	–	15
Financial expense, net	(165)	–	(165)
Income before taxes	1,859	(245)	2,104
Income tax expense	(289)	55	(344)
Net income	1,570	(190)	1,760
Attributable to non-controlling interests	(1)	–	(1)
Net income attributable to Syngenta AG shareholders	1,569	(190)	1,759
Tax rate	16%	22%	16%
Number of shares – basic (millions)	92		92
Number of shares – diluted (millions)	92		92
Basic earnings per share	17.07	(2.07)	19.14
Diluted earnings per share	16.98	(2.05)	19.03

Constant exchange rates

Syngenta compares results from one period to another period in this report using variances calculated at constant exchange rates (“CER”). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period’s exchange rates, rather than the exchange rates for the current year. See Note 26 to the consolidated financial statements in Item 18 for information on average exchange rates in 2015 and 2014. For example, if a European entity reporting in CHF sold CHF 100 million of products in 2015 and 2014, Syngenta’s financial statements would report $104 million of revenues in 2015 (using 0.96 as the rate, which was the average exchange rate in 2015) and $110 million in revenues in 2014 (using 0.91 as the rate, which was the average exchange rate in 2014). The CER presentation would translate the 2015 results using the 2014 exchange rates and indicate that underlying revenues were flat. Syngenta presents this CER variance information in order to assess how its underlying business performed before taking into account currency exchange fluctuations. Syngenta also presents its actual reported results in order to provide the most directly comparable data under GAAP.

Item 6 — Directors, Senior Management and Employees

Board of Directors

At December 31, 2015, the Syngenta Board of Directors (the Board) and its Committees are organized as shown below.

Changes announced

The Chairman’s & Governance Committee (CGC) and the Nomination Committee (NC) are dissolved at December 31, 2015. The new Board Committee structure at January 1, 2016, comprising a newly formed Governance & Nomination Committee as well as the Compensation Committee, the Audit Committee and the Corporate Responsibility Committee and the corresponding topical Committee Charters, are available on the Company’s website in the section “About Syngenta/Governance”.

For the year ended December 31, 2015

*Michael Mack, former CEO, was an executive member of the Board of Directors, a member of the Chairman’s & Governance Committee and the Corporate Responsibility Committee until he stepped down from his functions at Syngenta at October 31, 2015.

Syngenta is led by a strong and experienced Board. It currently includes representatives with seven nationalities, drawn from broad international business and scientific backgrounds. Its members bring diversity in expertise and perspective to the leadership of a complex, highly regulated, global business.

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

Chairman of the Board of Directors

The Chairman of the Board of Directors (the Chairman) is a non-executive member of the Board. He leads the Board in the exercise of its non-transferable duties, including the ultimate management and oversight of the Company. The Chairman, together with the Chief Executive Officer (CEO), assumes overall responsibility for the development of the Company’s strategies and ensures close alignment and common understanding between the Board, its Committees, the CEO and the Executive Committee of such strategies and their implementation. On behalf of the Board, the Chairman exercises ongoing oversight and governance over the CEO and through him also over the Executive Committee. The Chairman oversees the reputation of the Company and, together with the CEO, represents the interests of the Company to important stakeholders and the general public.

Should the Chairman be unable to carry out his duties, the Vice Chairman shall act in his stead.

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

Election of the members of the Board of Directors and terms of office, constitution of the Board

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

In all other respects, the Board constitutes itself. In particular, it elects one Vice Chairman from among its members, appoints the members of the Board Committees (except for the Compensation Committee) and the respective chairpersons, the CEO, the further members of the Executive Committee and the Head Internal Audit. It also designates the Secretary who need not be a member of the Board. The Company Secretary acts as Secretary to the Board.

Members of the Board of Directors

At December 31, 2015

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

In addition, he is a member of the “Beirat Zukunft Finanzplatz” in Bern, a member of the Supervisory Board of IMD Business School in Lausanne and a member of the Advisory Board at the Institute of Banking and Finance at the University of Zurich.

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

Vice Chairman, non-executive Director

Chairman of the Compensation Committee, member of the Chairman’s & Governance Committee and the Nomination Committee

Professional background

Jürg Witmer joined Hoffmann-La Roche in Basel in 1978 and subsequently held a number of positions including Legal Counsel, Assistant to the CEO, General Manager and China Project Manager of Roche Far East based in Hong Kong, Head of Corporate Communications and Public Affairs at Roche headquarters in Basel, Switzerland, and General Manager of Roche Austria. From 1999 to 2005, he acted as Chief Executive Officer of the Givaudan Group in Vernier/Geneva. From 2008 to 2012, he was also Chairman of Clariant AG, Basel. Apart from his functions in Syngenta, Jürg Witmer is currently holding the following Board memberships:

−	Listed companies: Chairman of Givaudan Group

−	Non-listed companies: Chairman of Interpharma Investments Ltd., Hong Kong, and non-executive Director of A. Menarini IFR Florence.

Jürg Witmer has a doctorate in Law from the University of Zurich, as well as a degree in International Studies from the Graduate Institute of the University of Geneva.

Vinita Bali

Born: November 11, 1955

Nationality: Indian

Initial appointment: 2012

Functions in Syngenta

Non-executive Director

Member of the Corporate Responsibility Committee

Professional background

Vinita Bali started her career in India with the Tata Group, and then joined Cadbury India, subsequently working for Cadbury in the UK, Nigeria and South Africa. From 1994 onwards, she held a number of senior positions in marketing and general management at The Coca-Cola Company in the USA and Latin America, becoming Head of Corporate Strategy in 2001, and then joined the Zyman Group as Head of its Business Strategy practice in the USA in 2003. From 2005 to 2014 Vinita Bali was the Managing Director of Britannia Industries, India's publicly listed premier food company. She recently stepped down from this executive function to pursue a variety of roles in the corporate and development sectors. These include, apart from her functions in Syngenta, the following Board memberships:

−	Listed companies: Non-executive Director of Titan Industries, CRISIL and Smith & Nephew PLC

−	Non-listed companies: Chairman of GAIN (Global Alliance for Improved Nutrition), Vice Chairman of CARE India Solutions for Sustainable Development and a non-executive Director of Katsuri & Sons Ltd.

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

Non-executive Director

Chairman of the Audit Committee and member of the Nomination Committee

Professional background

Gunnar Brock worked for the Tetra Pak Group for many years, with spells in Asia, Australia and Europe, returning – after a period as President and Chief Executive Officer of Alfa Laval – to become President and Chief Executive Officer of the Tetra Pak Group, headquartered in Switzerland. From 2002 to 2009 he served as President and Chief Executive Officer of the Atlas Copco Group. Apart from his functions in Syngenta, Gunnar Brock is currently holding the following Board memberships:

−	Listed companies: Chairman of Stora Enso, non-executive Director of Investor AB, non-executive Director of Total SA

−	Non-listed companies: Chairman of Mölnlycke Health Care and non-executive Director of Patricia Industries (both 100% affiliates of Investor AB), and non-executive Director of Stena AB.

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

Functions in Syngenta

Non-executive Director

Member of the Audit Committee

He is also Chairman of the Science and Technology Advisory Board.

Professional background

David Lawrence was Head Research & Development at Syngenta from 2002 to 2008. Prior to this role, David Lawrence was Head Research & Technology Projects (2000–2002) for Syngenta. Prior to this, he was Head International R&D Projects for Zeneca Agrochemicals, having previously held several senior scientific roles. Apart from his functions in Syngenta, David Lawrence is currently a non-executive Director of Spectrum Limited (non-listed company). Besides, he is also a Director of the UK Knowledge Transfer Network Ltd., a member of the UK Industrial Biotechnology Leadership Forum, the UK Agri-Tech Strategy Leadership Council, and the Nuffield Council on Bioethics.

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

Non-executive Director

Member of the Compensation Committee

Professional background

Eveline Saupper was a partner at the commercial law firm Homburger AG in Zurich until June 2014. Since then, she has been Of Counsel at this law firm. Before joining Homburger in 1985, she worked as a tax specialist with Peat Marwick Mitchell (today KPMG) in Zurich (1983–1985). Apart from her functions in Syngenta, Eveline Saupper is currently holding the following Board memberships:

-	Listed companies: Non-executive Director of Bâloise Holding AG, Flughafen Zürich AG and Georg Fischer AG

-	Non-listed companies: Chairman of Mentex AG, non-executive Director of hkp group AG and Stäubli Holding AG.

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

Meetings of the Board of Directors

The Board of Directors (the Board) meets as often as business requires, however not less than once a quarter. The Chairman defines the agenda of the Board meetings in coordination with the CEO. Any member of the Board may request the convening of a meeting or the inclusion of items of business in the agenda. In 2015, apart from the Board meetings, Board members conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company and provided information to the management as needed.

In 2015, the Board met as follows:

Members	Meetings attended[1]
Michel Demaré, Chairman	14
Jürg Witmer, Vice Chairman	13
Michael Mack, CEO[2]	10[2]
Vinita Bali	13
Stefan Borgas	14
Gunnar Brock	13
Eleni Gabre-Madhin	12
David Lawrence	14
Eveline Saupper	13
Jacques Vincent	13
1	14 meetings held in 2015; average length of the meetings: 3.5 hours

2	Michael Mack, CEO and executive member of the Board, stepped down from his functions at Syngenta at October 31, 2015

Board Committees

Some of the Board’s powers and duties are delegated to the Board Committees. Until December 31, 2015, these were the Chairman’s & Governance Committee, the Compensation Committee, the Audit Committee, the Nomination Committee and the Corporate Responsibility Committee.

Changes announced

Upon decision of the Board of December 8, 2015, as of January 1, 2016, the Board will delegate certain powers and duties to a newly formed Governance & Nomination Committee, to the Compensation Committee, the Audit Committee and the Corporate Responsibility Committee. The members of new Governance & Nomination Committee are Michel Demaré (Chairman), Jürg Witmer and Gunnar Brock.

The topical Board Committee charters are available on the Company’s website, in the section “About Syngenta/Governance”.

All Board Committees meet on a regular basis. Their members are provided with the materials necessary to fulfill their duties and responsibilities, and to submit full reports to the Board. The key accountabilities of the Board Committees at December 31, 2015, were the following:

Chairman’s & Governance Committee (CGC) 1

Main Responsibilities

−	acts on behalf of the Board in delegated matters and in cases of urgency
−	within defined financial limits, decides on
o	acquisition or divestments of shares or other equity instruments in other companies, of businesses or of third party assets
o	the establishment of new legal entities and equity joint ventures
o	the institution and settlement of legal proceedings
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

Members	Meetings attended[2]
Michel Demaré, Chairman	3
Jürg Witmer	3
Michael Mack[3]	3[3]
1	The Chairman’s & Governance Committee (CGC) and the Nomination Committee (NC) are dissolved at December 31, 2015. The new Board Committee structure at January 1, 2016, comprising a newly formed Governance & Nomination Committee as well as the Compensation Committee, the Audit Committee and the Corporate Responsibility Committee and the corresponding topical Committee Charters, are available on the Company’s website in the section “About Syngenta/Governance”

2	3 meetings held in 2015; average length of the meetings: 2 hours

3	Michael Mack, CEO and executive member of the Board, stepped down from his functions at Syngenta at October 31, 2015

Compensation Committee (CC)

Main Responsibilities

−	reviews and recommends to the Board the compensation principles, strategy and policies which define the compensation system
−	defines the elements and the structure of the compensation system, including the structure of share ownership plans
−	reviews and recommends to the Board on an annual basis a proposal for approval by the Annual General Meeting of Shareholders of the total compensation of the Board and the Executive Committee
−	pursuant to article 29 of the Articles of Incorporation, sets or amends the compensation packages of the members of the Executive Committee and prepares a proposal to the Board to set or amend the compensation package of the CEO
−	prepares and recommends to the Board the Compensation Report for approval.

Further information is available in the 2015 Syngenta Compensation Report and in the charter of the Compensation Committee on the Syngenta website in the section “About Syngenta/Governance”.

The Compensation Committee consists of a minimum of three independent, non-executive members of the Board1; the Chairman shall not be a member of the Compensation Committee. The Head of Human Resources acts as Secretary to the Compensation Committee.

Members	Meetings attended[2]
Jürg Witmer, Chairman	4
Eveline Saupper	4
Jacques Vincent	4
1	The Chairman and the CEO are standing guests, except when issues regarding their own positions are discussed

2	4 meetings held in 2015; average length of the meetings: 1 hour

Audit Committee (AC)

Main Responsibilities

−	assists the Board in fulfilling its supervisory responsibilities with respect to accounting and financial reporting practices of the Company
−	monitors the performance of the external auditor, checking its independence and coordinating its work with internal audit
−	monitors the implementation of findings of external and internal auditors by management
−	assesses the quality of the financial reporting and prepares Board decisions in this area
−	monitors the effectiveness of the financial compliance framework and of the internal controls environment.

The Audit Committee consists of at least three independent, non-executive members of the Board; the Chairman shall not be a member of the Audit Committee. A member of the Corporate Legal Department currently acts, as a delegate of the Group General Counsel, as Secretary to the Audit Committee.

Members	Meetings attended[1]
Gunnar Brock, Chairman	5
Stefan Borgas	5
David Lawrence	5
1	5 meetings held in 2015; average length of the meetings: 2 hours. The external auditor attended all meetings in 2015

Nomination Committee (NC) 1

Main Responsibilities

−	supports the Board in identifying and selecting succession candidates for the Board members and the CEO
−	reviews at least once per year the succession plans for Executive Committee members
−	reviews at least once per year the independence of the Board
−	prepares and manages the process of self-assessment of the Board regarding its own performance and effectiveness, retaining external support as appropriate.

The Nomination Committee consists of the Chairman and two independent, non-executive members of the Board.

Members	Meetings attended[2]
Michel Demaré, Chairman	3
Jürg Witmer	3
Gunnar Brock	3
1	The Chairman’s & Governance Committee (CGC) and the Nomination Committee (NC) are dissolved at December 31, 2015. The new Board Committee structure at January 1, 2016, comprising a newly formed Governance & Nomination Committee as well as the Compensation Committee, the Audit Committee and the Corporate Responsibility Committee and the corresponding topical Committee Charters, are available on the Company’s website in the section “About Syngenta/Governance”

2	3 meetings held in 2015; average length of the meetings: 2.5 hours

Corporate Responsibility Committee (CRC)

Main Responsibilities

−	reviews and advises the Board on overall Corporate Responsibility priorities, policies and issues
−	acts as custodian of the Board in all Corporate Responsibility matters and exercises oversight over the Executive Committee in this respect
−	assesses the effectiveness of the implementation of Corporate Responsibility related internal policies.

The Corporate Responsibility Committee consists of the Chairman, at least two further independent, non-executive members of the Board, and the CEO. The Group General Counsel acts as Secretary to the Corporate Responsibility Committee.

Members	Meetings attended[1]
Michel Demaré, Chairman	2
Michael Mack[2]	1[2]
Vinita Bali	2
Eleni Gabre-Madhin	2
1	2 meetings held in 2015; average length of the meetings: 2 hours

2	Michael Mack, CEO and executive member of the Board, stepped down from his functions at Syngenta at October 31, 2015

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

The businesses and functions review their risks on a regular basis and decide on how these have developed and how they need to be classified and treated going forward. Specialized functions such as Group Finance, Health Safety & Environment, Corporate Security, Legal & Compliance and many others support the business in managing risks in their respective areas. Group risks can be broadly categorized into financial, operational, legal, compliance, regulatory and strategic risks.

Group Risk Management at Syngenta collects information on all identified risks from businesses and functions on a regular basis and facilitates an assessment process by making its own assessment and challenging the teams as appropriate. Risks are described and tracked on a dedicated Risk Management Information System.

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

External auditor

The external auditor is accountable to the Audit Committee, the Board and ultimately to the shareholders. At the completion of the audit, the external auditor presents and discusses the audit reports on the financial statements and internal controls with the Audit Committee, highlighting the significant accounting, control and auditing matters addressed during the course of the audit. The external auditor attends all Audit Committee meetings and at least once a year the external auditor takes part in a meeting with the Board.

Duration of the mandate and term of office of the lead auditor

KPMG AG was initially elected as external auditor at the Annual General Meeting in April 2014.

The appointment is for one year and can be renewed annually. The auditor in charge may serve for no more than five years. The current auditor in charge, Richard Broadbelt, has served for two business years (2014–2015).

Board of Directors oversight over external audit

The Audit Committee, on behalf of the Board, is responsible for monitoring the performance of the external auditor and verifying its independence. In addition, the Audit Committee monitors the implementation of findings of the external auditor by the management. The Audit Committee also considers and makes recommendations on the appointment, reappointment or removal of the external auditor to the Board, which then nominates the external auditor for election by the Annual General Meeting. As an additional duty, the Audit Committee authorizes non-audit services of the external auditor permitted under any of the listing or other rules applicable to Syngenta. The CFO and the Group Financial Controller are generally invited to the meetings of the Audit Committee; the external auditor, the Head Internal Audit and other members of management may also be invited as appropriate. The Chairperson of the Audit Committee reports orally to the Board after each meeting on the work performed by the Committee, its findings and actions undertaken.

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

Michael Mack, CEO and executive Director since 2008, stepped down from his functions at Syngenta at October 31, 2015. John Ramsay, CFO, has since been acting as CEO ad interim.

Members of the Executive Committee

Members	Functions
John Ramsay	Chief Executive Officer (CEO) ad interim and Chief Financial Officer (CFO)
Caroline Luscombe	Head Human Resources
Christoph Mäder	Head Legal & Taxes and Company Secretary
Patricia Malarkey	Head Research & Development
Jonathan Parr	Chief Operating Officer (COO) EAME & Latin America
Mark Peacock	Head Global Operations
Davor Pisk	Chief Operating Officer (COO) APAC & North America
Jonathan Seabrook	Head Corporate Affairs

At January 31, 2016

Responsibilities of the Executive Committee

The duties of the Executive Committee comprise in particular:

−	formulation of the fundamentals of corporate policy
−	designing the Company’s strategy and strategic plans for the approval of the Board of Directors (the Board)
−	implementation of the strategies, strategic plans and the periodic assessment of the attainment of goals
−	submission of regular reports for the attention of the Board or its Committees
−	personnel appointments within its own area of authority and any modifications to the organization
−	promotion of a modern and active leadership culture
−	provision and optimal utilization of resources (finances, management capacity)
−	establishment of an active communications policy within and outside the Company
−	systematic selection, development and promotion of new and potential management personnel
−	examination and approval of significant agreements with third parties and business activities involving extraordinary high risks
−	establishment of guidelines for planning, organization, finance, reporting, information and other technology, etc.

Chief Executive Officer (CEO)

The CEO is nominated by the Board; he shares responsibility for the strategic direction of the Company with the Chairman. The CEO and the Executive Committee are jointly responsible for the active leadership and operative management of the Company. The CEO leads the Executive Committee. Members of the Executive Committee are directly responsible to the CEO. The CEO, together with the Chairman, manages the reputation of the Company, and represents the interests of the Company to important stakeholders and the general public.

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

Executive Committee

At January 31, 2016

John Ramsay

Born: October 3, 1957

Nationality: British

Appointment: 2007

Functions in Syngenta

Chief Executive Officer ad interim (since November 2015), Chief Financial Officer

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

Caroline Luscombe

Born: February 28, 1960

Nationality: British

Appointment: 2012

Function in Syngenta

Head Human Resources

Professional background

Caroline Luscombe joined Syngenta as Head of Human Resources in January 2010. Prior to this, she held several senior HR functions in the GE group, namely Head HR for GE Capital Global Banking (2009), HR Leader for GE Money and GE Money EMEA (2006–2008), HR Leader for GE Healthcare Bio-Sciences (2004–2006) and, before its acquisition by GE, Executive Vice President HR for Medical Diagnostics, Amersham plc (2001– 2004). From 1997 to 2001, she worked in the chemical sector for Laporte plc and was promoted to Head of HR in 2000. She also held senior HR functions in Rhone-Poulenc Rorer (formerly Fisons plc, 1995–1996) and Tiphook plc (1989–1995). She started her career in finance at Arthur Young McClelland Moore and was UK controller and Compensation and Benefits manager for the strategy consultants Bain & Company (1983–1989). Caroline Luscombe holds no other mandates in the supreme executive bodies of listed or non-listed companies.

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

Patricia Malarkey

Born: November 23, 1965

Nationality: British/American

Appointment: 2014

Function in Syngenta

Head Research & Development

Professional background

Prior to her current function as Head Research & Development, Patricia Malarkey was Head Research & Development for Lawn & Garden at Syngenta (2012−2013). Before that, she held a number of senior scientific functions in Crop Protection, Seeds and Biotechnology at Syngenta in Europe and the United States. Patricia Malarkey holds no other mandates in the supreme executive bodies of listed or non-listed companies.

She graduated from the University of Glasgow in Agricultural Chemistry and holds a master’s degree in Toxicology from the University of Surrey.

Jonathan Parr

Born: February 27, 1961

Nationality: British

Appointment: 2015

Function in Syngenta

Chief Operating Officer (COO) EAME & Latin America

Professional background

Prior to his current function as Chief Operating Officer, Jonathan Parr was Head of Global Crops & Assets for Syngenta in 2014. Before that, he was Regional Director for EAME (2009–2013), Head of Syngenta Flowers (2007–2008), Head of Marketing and Strategy (2004–2007) and European Manufacturing Manager (2000–2003). Before joining Syngenta, he worked for AstraZeneca as a Factory Manager (1998–2000), Global Product Manager Fungicides (1996–1998) and Supply Chain Project Manager (1994–1996). From 1987 to 1994, he held Project and Engineering Management functions at Imperial Chemical Industries (ICI). Apart from his function in Syngenta, Jonathan Parr holds no other mandates in the supreme executive bodies of listed or nonlisted companies.

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

He has a degree in Chemical Engineering from Imperial College, London, and a Master in International Management from McGill University in Montreal.

Davor Pisk

Born: March 16, 1958

Nationality: British

Appointment: 2008

Function in Syngenta

Chief Operating Officer (COO) APAC & North America

Professional background

Prior to his current function as Chief Operating Officer Syngenta, Davor Pisk was Chief Operating Officer for Syngenta Seeds from 2008 to February 2011. Prior to that, he was Region Head Crop Protection Asia Pacific (2003–2007) for Syngenta and Region Head Asia for Zeneca Agrochemicals (1998–2001). Prior to 1998, he was Head of Herbicides for Zeneca (1993–1997) and General Manager of ICI Czechoslovakia (1991–1993). Davor Pisk holds no other mandates in the supreme executive bodies of listed or non-listed companies.

He has a BA in Economics and Politics from Exeter University and an MA in Political Science from the University of California.

Jonathan Seabrook

Born: December 24, 1969

Nationality: British

Appointment: 2013

Function in Syngenta

Head Corporate Affairs

Professional background

Prior to his current function, Jonathan Seabrook was Head Investor Relations Syngenta (2003–2007). Before joining the Company, he held a number of functions in the pharmaceutical and financial services industries, including Glaxo, SmithKline Beecham, N.M. Rothschild & Sons and Bank of America, in both the UK and the USA. Jonathan Seabrook holds no other mandates in the supreme executive bodies of listed or non-listed companies.

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

Employees of Syngenta

2015

Syngenta had approximately 28,400 permanent employees as of December 31, 2015. Approximately 15 percent of these were in North America, 18 percent in Latin America, 22 percent in Asia Pacific and the remaining 45 percent in Europe, Africa and Middle East.

The functional distribution of Syngenta employees for the year ended December 31, 2012 was approximately as follows:

Production	39%
Research and development	19%
Marketing and distribution	27%
Administration and general overhead	15%

The number of temporary employees varies greatly during each year due to the seasonal nature of the business. During 2015, the highest level of temporary employees was approximately 4,700.

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

During 2014, the highest level of temporary employees was approximately 5,000.

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

Share ownership

The aggregate amount of Syngenta shares and share options held by current Directors and the members of the Executive Committee as of December 31, 2015, based on information available to the Company, is 0.36 percent of all outstanding shares, i.e. none of Syngenta’s Directors or the Executive Committee members individually owns more than one percent of the Company’s outstanding shares. For more information on Syngenta shares and share options owned by individual Directors and by individual members of the Executive Committee see “Compensation Report, 2015 Holding of shares and options”.

For a description of arrangements involving Syngenta’s employees in the capital of the Company, see Note 23, “Employee share participation plans”, to the consolidated financial statements in Item 18.

Compensation

Compensation elements

Syngenta’s total compensation package includes:

•	fixed compensation – base salary

•	variable compensation – short-term incentive plans and, for selected leaders, long-term incentive plans

•	benefits (including all insured benefits and retirement/pension plans).

Fixed compensation

Fixed compensation is represented as annual base salary paid in cash, typically on a monthly basis and set by reference to the:

•	size and scope of the job

•	external market value of the job

•	skills, experience and performance of the employee.

To ensure market competitiveness, base salaries are subject to review every year by considering factors such as Company affordability, benchmark data, external market movement, economic environment and individual performance.

In addition, certain employees may receive customary cash allowances for expenses.

Variable compensation

Variable compensation consists of short-term incentives and, for selected leaders, long-term incentives. Target variable compensation is determined by the work level and scope of the individual’s job, as well as the external market value of the respective job and the location. The actual payment is dependent on business performance and individual performance. It may be granted in cash, shares, restricted stock units, performance stock units and/or stock options.

All of the variable compensation plans are governed by their own set of regulations which include leaver provisions.

The various short- and long-term incentive plans are summarized in the table below with more detail in the following sections.

Fixed and variable compensation

	Chairman of the Board	Members of the Board	Executive Committee	Senior Management	All Employees	Description	Link to compensation principles
Fixed compensation	•	•	•	•	•	Cash – all employees. The Chairman of the Board and other members of the Board may opt for cash and/or shares	Attract and retain high-quality employees. Provided for ongoing performance and delivery in position
Short-Term variable compensation
Short-Term Incentive			•	•	•	Cash – all employees	Performance-based compensation. Provided to focus and reward employees on annual company/team and /or individual performance
Sales Incentive Plan					•	Cash – selected employees within the commercial function
Long-Term variable compensation
Deferred Share Plan			•	•		Deferred share awards or shares and matching shares[1]	An opportunity to turn short-term incentive into long-term equity. Provided to focus leaders on sustainable value creation and increase their alignment with shareholders
Executive LTI Plan			•			Stock options and PSUs[2]	Rewards leadership, innovation and performance. Provided to focus leaders on sustainable business performance and alignment with shareholders
LTI Plan				•		Stock options and RSUs [3]
Employee Share Purchase Plan (ESPP) [4]				•	•	Plan for all Switzerland-based Syngenta employees: share purchase up to CHF 5,000.– p.a. at 50 percent discount rate[5]	Identification and commitment to Syngenta

1	In Switzerland, employees are offered a choice of share awards or shares under the DSP. In all other countries, employees receive share awards. For the purposes of this report, both are referred to as “share awards”

2	Performance Stock Units

3	Restricted Stock Units

4	Since 2015, Executive Committee members are not eligible to participate in the ESPP

5	Other Employee Share Purchase Plans providing different discounted share purchase options for employees are also established in 37 other countries

Short-Term Incentive (STI)

The target STI is set as a percentage of base salary which varies by work level as shown in the table below:

STI targets (as a percentage of base salary)
Chief Executive Officer	80%
Executive Committee	70%
Senior Management[1]	30%–40%
Management[1]	25%

1	Higher target percentages apply to managers and senior managers in the USA

Both the individual and financial percentage awards can range from zero to 200 percent of the STI target as outlined in the Articles of Incorporation (Article 29, 10). The STI payout is limited to two times the target award.

STI design for Executive Committee members

For Executive Committee members, emphasis is placed on the achievement of financial results. Financial performance measures determine 70 percent of the STI award, while 30 percent is based on individual performance. The financial performance measure consists of earnings per share (EPS) (55 percent) and cash flow return on investment (CFROI) of the Group (15 percent). Individual performance is measured against goals set within the performance management process.

In addition, the STI payout is contingent upon the annual Group Net Income (GNI) reaching a threshold of 85 percent of the target budget.

STI design for managers and employees below the Executive Committee

For managers and employees below the Executive Committee, the STI award weights equally Company financial results and individual performance. Financial performance is determined primarily on the basis of full year business contribution versus budget and further key performance indicators including market share, progressive improvement in business quality, price increases, foreign exchange mitigation and inventory management.

Individual performance is measured in the same way as for Executive Committee members.

STI payout determination

At the end of the calendar year both Company and individual performance are assessed, and actual achievement is compared with the targets and goals set at the beginning of the year. The assessment of financial performance is formula-driven, i.e. actual achievement against target determines the STI percentage award. The assessment of individual performance results in a performance rating which is used to determine an individual percentage award for STI purposes.

Deferred Share Plan (DSP)

The DSP is used to convert part of the annual cash-based STI into a three-year equity based plan and is offered to around 350 participants globally.

It requires a mandatory percentage of the STI to be deferred into Syngenta share awards with a vesting period of three years thereby exposing participants fully to the share value development over this period. A participant may voluntarily defer a further portion of the STI into share awards. In return, Syngenta matches each deferred share award on a one-for-one basis, thus doubling the total number of shares received by the participant. The matching of the share awards is subject to continued employment with Syngenta at the end of the three-year vesting period. The mandatory and voluntary percentages vary by work level as shown in the table below:

STI subject to deferral	Mandatory	Voluntary	Maximum
Chief Executive Officer	40%	40%	80%
Executive Committee	40%	40%	80%
Senior Management	10%–30%	20%–40%	50%
Management	0%	20%	20%

The number of share awards is calculated based on the closing share price at grant date and the amount of STI deferred (mandatory plus any voluntary amount). The calculation is made by applying the following formula:

Long-Term Incentive (LTI) Plans

The target LTI is set as a percentage of base salary which varies by work level as shown in the table below:

LTI target (as a percentage of base salary)
Chief Executive Officer	140%
Executive Committee	100%
Senior Management[1]	25%–40%
Management[1]	20%

1	Higher target percentages apply to managers and senior managers in the USA

The actual LTI granted to a participant is their target LTI multiplied by an individual percentage, which is derived from the participant’s performance rating from the performance management process. This ensures that the LTI grant is based on achievement of goals linked to delivering the business strategy.

Executive Long-Term Incentive Plan (Executive LTI Plan)

A new Executive LTI Plan, incorporating secondary performance measures was introduced in 2015 for Executive Committee members replacing the prior Long-Term Incentive Plan (LTI Plan). Any awards granted under the previous LTI plan will remain subject to the rules of that plan. Key design features are outlined below:

Grant value

Depending on the contribution made towards driving sustainable long-term growth in the business, the individual awards granted may be lower or higher than the target LTI and can range from zero to 150 percent, as outlined in the Articles of Incorporation (Article 29, 10).

Vesting value

The value of the award at vesting will depend firstly on the number of awards that vest subject to the applicable performance conditions, and secondly on the development of the Syngenta share price. The value of the vested award may therefore be higher or lower than the value at grant.

Award types

Participants will receive 50 percent of their incentive in stock options and 50 percent in Performance Stock Units (PSUs).

Granting equal allocations of stock options and PSUs balances the advantages and risks of these instruments. The awards allow participants to benefit from increases in the stock price over time; however, participants are equally exposed to decreases in the stock price.

Syngenta stock options represent the right to purchase Syngenta shares at a fixed strike price for a defined period of time. The exercise price of the stock options is set equal to the closing share price at the grant date. Stock options granted vest after three years and are exercisable for a period of seven years from the vesting date. Syngenta PSUs represent the right to receive Syngenta shares at nil cost at the end of a three-year vesting period. Vesting of stock options and PSUs are subject to both continued employment with Syngenta and the satisfaction of the performance conditions.

Number of Executive LTI awards

The number of awards granted will be calculated with reference to the fair value of each instrument based on the below formula.

The option value is determined using a commonly accepted stock option pricing method. The PSU value is the closing share price on the grant date.

Performance measures

Stock options

The number of stock options that will vest shall be based on the Company’s total shareholder return (TSR) versus a comparator group of 15 other companies over rolling three-year performance periods. Relative TSR has been chosen as the performance measure as it allows for an objective external assessment over a sustained period on a basis that is familiar to shareholders.

The comparator group includes the Company’s direct competitors: BASF SE, Bayer AG, The Dow Chemical Co, EI du Pont de Nemours & Co and Monsanto Co, and 10 other companies selected from industries and regions where Syngenta competes for capital and talent: Clariant AG, Givaudan SA, Nestle SA, Novartis AG, Roche Holding AG, Akzo Nobel N.V., Danone SA, Koninklijke DSM N.V., SAB Miller Plc and Solvay SA. If any company in the comparator group is deemed by the Compensation Committee to no longer be suitable, for example in the case of delisting, bankruptcy, merger, etc., it will be removed and replaced by a suitable alternative.

At the end of the three-year performance period all of the companies will be ranked from the highest (rank 1) to the lowest (rank 16) TSR. The number of stock options which will vest shall be calculated on a stepped quartile payout scale (four ranked positions per quartile). TSR will be measured in US dollars. The total number of stock options that could vest range from zero to 125 percent of the number granted. Lower quartile performance (ranked positions 13 to 16) will result in zero percent vesting. Upper quartile performance (ranked positions 1 to 4) shall result in 125 percent vesting. The actual value of these stock options will be determined by how far the share price at the end of the performance period has exceeded the exercise price at grant. The Compensation Committee has decided to change the vesting schedule for future plans so that no stock options will vest for below median performance. Above median, stock options will vest on a linear scale from 100 percent vesting at median (Syngenta is ranked 8 out of 16) to 200 percent vesting (Syngenta is ranked 1 out of 16). While this change provides for the same payout probability, it is more aligned with shareholders’ interests.

In addition, due to the ChemChina offer to acquire Syngenta described in Item 4, in Item 5 and in Note 30 to the consolidated financial statements in Item 18, the Compensation Committee took the decision to grant 100 percent of the 2016-2018 Executive LTI Plan award in PSUs, i.e. no stock options will be granted in February 2016. The PSUs will continue to be subject to the secondary performance conditions in that 50 percent of the PSUs that will vest shall be based on the Company’s total shareholder return versus a comparator group of 15 other companies and the other 50 percent of the PSUs that will vest shall be based on internal performance conditions which support the Company’s long-term strategy.

Performance Stock Units (PSUs)

The number of PSUs that will vest shall be based on internal performance measures which support the Company’s long-term strategy:

•	Agribusiness growth and business quality – these targets are aligned with the Company’s objective of increasing its share over time at higher levels of profitability.

•	Cash flow return on investment (CFROI) – a focus on cash generation and cash return to shareholders is an integral part of the Company’s financial framework. The value of the investments necessary to grow the business is measured through CFROI.

•	EBITDA margin percent – reflects the Company’s commitment to margin improvement through the Accelerating Operational Leverage (AOL) program.

•	Good Growth Plan – reflects the Company’s commitment to improving resource efficiency, rejuvenating ecosystems and revitalizing rural communities.

The Compensation Committee believes that these performance measures, in addition to relative TSR, best represent the measures used by shareholders to assess the Company’s value. Each of the internal performance measures has a weighting of 25 percent and is tested annually during the performance period. The Plan is structured in a way that the impact of achievement increases in weighting over the three years.

The total number of PSUs that could vest range from zero to 100 percent of the number granted.

Claw back

In the event that the Compensation Committee determines that an Executive Committee member materially breached their duties as a member of the Executive Committee, it reserves the right to claw back a portion or all of the PSUs and non-vested stock options from that Executive Committee member.

Target setting and disclosure for the PSUs

Each year, the Compensation Committee approves the performance measure targets for a new three-year plan which shall be aligned to both the long-term strategy of the Company and to the operating budget. As the targets are market sensitive the Company will not disclose them in advance but will disclose retrospectively, on an annual basis, the degree to which performance was achieved against the targets. The Compensation Committee believes that the consistent use of performance measures together with the overlapping performance years will enhance the focus on longer-term operating performance.

Leaver rules

Leaver circumstances are governed by the Executive LTI Plan regulations. In the case of retirement, a participant’s equity awards will vest with performance measured as per the original schedule. In the event of resignation the equity awards will vest with performance measured as per the original schedule, pro-rated for time served.

The following schedule, using the 2015 Executive LTI Plan as an example, presents the Executive LTI Plan operation:

The Compensation Committee will follow the same process each year for successive plans.

Long-Term Incentive Plan (LTI Plan) for managers below Executive Committee

The LTI Plan continues to operate for employees below the Executive Committee, around 1,000 participants globally.

The LTI Plan operates similarly to the Executive LTI Plan though with the following distinguishing features:

•	Participants receive 50 percent of their incentive in the form of stock options and 50 percent in the form of Restricted Stock Units (RSUs).

•	Both stock options and RSUs are subject to a three-year vesting period and to continued employment with Syngenta; there are no additional performance measures.

Due to the ChemChina offer to acquire Syngenta described in Item 4, in Item 5 and in Note 30 to the consolidated financial statements in Item 18, the Compensation Committee took the decision to grant 100 percent of the 2016 LTI Plan award in RSUs, i.e. no stock options will be granted in February 2016.

The Executive Committee members participated in this LTI Plan for the grants made in 2014 and prior years.

Employee Share Purchase Plan (ESPP)

The ESPP provides employees with the opportunity to become Syngenta shareholders through the purchase of Syngenta shares at a preferential price.

The Swiss ESPP allows participants to purchase up to CHF 5,000 worth of shares at 50 percent of the share price on the date of purchase. These shares are subject to a blocking period of three years. The regulations of the Swiss ESPP allow all employees in Switzerland to be eligible to participate in the Swiss ESPP. However, from 2015 onwards, members of the Executive Committee were no longer eligible to participate.

Where reasonably possible, similar all-employee share purchase plans are in operation in other countries, taking into account local practices, tax and legal requirements.

Sales Incentive Plans

Sales Incentive Plans are designed for employees whose primary responsibility is revenue generation based on the sale of Syngenta products. They offer these employees the opportunity to be compensated for individual and team success, based on performance achieved against sales targets.

No member of the Executive Committee participates in a Sales Incentive Plan.

Benefits

Benefits consist mainly of retirement, insurance and healthcare plans designed to provide a reasonable level of security for all employees and their dependents in respect of retirement, health, disability and death in service. The level of benefits is subject to country-specific laws, regulations and market practice. Other benefits that may be provided according to local market practice include long-service awards and perquisites. Employees at all levels who are on an international assignment may also receive benefits in line with the Syngenta International Assignment Policy. Executive Committee members participate in the Company’s retirement plans in accordance with applicable laws.

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

Compensation of the Board of Directors

The first vote on the compensation of the members of the Board of Directors was held at the 2015 Annual General Meeting. The compensation expected to be paid during the applicable period between the 2015 and 2016 Annual General Meetings (CHF 4,220,192; $4,262,820 using the currency exchange rate at December 31, 2015) is within the amount approved by the shareholders (CHF 4,500,000; $4,545,455 using the currency exchange rate at December 31, 2015).

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

Compensation of the former CEO

The former CEO was a member of the Board of Directors and a member of the Executive Committee until he left Syngenta effective October 31, 2015. His compensation is disclosed as part of 2015 compensation for members of the Executive Committee.

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

Annual fees for non-executive Directors
Function	Annual fee[1]
Base fees:
Chairman of the Board	1,822,917
Vice-Chairman of the Board	416,667
Member of the Board	223,958
Additional fees[2]:
Head of the Audit Committee	114,583
Member of the Audit Committee	31,250
Member of the Compensation Committee	26,042
Member of the Corporate Responsibility Committee	20,833
Member of the Nomination Committee	20,833
Chairman of the Science and Technology Advisory Board	20,833

1	All fee amounts are reported in US dollars and the fees cover the period from AGM to AGM. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2015. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2015 is 0.96 (2014: 0.91). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

2	No additional fees are payable to the Chairman and the Vice-Chairman

The Board of Directors, at the recommendation of the Compensation Committee following its annual review, took the decision not to increase the annual fees of the non-executive Directors in 2015.

Compensation of non-executive Directors in 2015
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Other company costs[1]	Total compensation
Michel Demaré[2]	1,213,550	-	610,220	-	1,613	1,613	96,938	1,920,708
Vinita Bali[3]	244,792	-	-	-	-	-	13,997	258,789
Stefan Borgas[4]	127,604	127,930	-	304	-	304	14,608	270,142
Gunnar Brock[5]	359,375	-	-	-	-	-	76,440	435,815
Eleni Gabre-Madhin[6]	244,792	-	-	-	-	-	-	244,792
David Lawrence[7]	138,021	138,030	-	328	-	328	38,599	314,650
Eveline Saupper[8]	125,000	-	125,405	-	298	298	12,513	262,918
Jacques Vincent[9]	250,000	-	-	-	-	-	-	250,000
Jürg Witmer[10]	416,667	-	-	-	-	-	21,554	438,221
Total	3,119,801	265,960	735,625	632	1,911	2,543	274,649	4,396,035

1	Company-paid social security

2	Michel Demaré is Chairman of the Board, Chairman of the Chairman's & Governance Committee, the Corporate Responsibility Committee and the Nomination Committee

3	Vinita Bali is a member of the Corporate Responsibility Committee

4	Stefan Borgas is a member of the Audit Committee

5	Gunnar Brock is Chairman of the Audit Committee and member of the Nomination Committee. The fee and social security contributions were paid to a company controlled by Gunnar Brock.

6	Eleni Gabre-Madhin is a member of the Corporate Responsibility Committee

7	David Lawrence is a member of the Audit Committee and Chairman of the Science and Technology Advisory Board

8	Eveline Saupper is a member of the Compensation Committee

9	Jacques Vincent is a member of the Compensation Committee

10	Jürg Witmer is Vice Chairman of the Board, Chairman of the Compensation Committee and member of the Chairman's & Governance Committee and the Nomination Committee

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2015. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2015 is 0.96 (2014: 0.91). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Compensation of non-executive Directors in 2014
Non-executive Directors	Fee in cash	Fee in unrestricted shares	Fee in restricted shares	Number of unrestricted shares	Number of restricted shares	Total number of shares	Other company costs[1]	Total compensation
Michel Demaré[2]	1,280,229	-	643,885	-	1,816	1,816	102,269	2,026,382
Vinita Bali[3]	258,242	-	-	-	-	-	14,766	273,008
Stefan Borgas[4]	269,231	-	-	-	-	-	20,345	289,576
Gunnar Brock[5]	379,121	-	-	-	-	-	81,663	460,784
Eleni Gabre-Madhin[6]	258,242	-	-	-	-	-	-	258,242
David Lawrence[7]	232,967	58,562	-	156	-	156	51,470	342,999
Eveline Saupper[8]	11,760	-	252,266	-	672	672	11,467	275,493
Jacques Vincent[9]	263,736	-	-	-	-	-	-	263,736
Jürg Witmer[10]	439,560	-	-	-	-	-	30,115	469,676
Total	3,393,088	58,562	896,151	156	2,488	2,644	312,095	4,659,896

1	Company-paid social security

2	Michel Demaré is Chairman of the Board, Chairman of the Chairman's & Governance Committee, the Corporate Responsibility Committee and the Nomination Committee

3	Vinita Bali is a member of the Corporate Responsibility Committee

4	Stefan Borgas is a member of the Audit Committee

5	Gunnar Brock is Chairman of the Audit Committee and member of the Nomination Committee. The fee and social security contributions were paid to a company controlled by Gunnar Brock.

6	Eleni Gabre-Madhin is a member of the Corporate Responsibility Committee

7	David Lawrence is a member of the Audit Committee and Chairman of the Science and Technology Advisory Board

8	Eveline Saupper is a member of the Compensation Committee

9	Jacques Vincent is a member of the Compensation Committee

10	Jürg Witmer is Vice Chairman of the Board, Chairman of the Compensation Committee and member of the Chairman's & Governance Committee and the Nomination Committee

All values are reported in US dollars. Members of the Syngenta Board of Directors receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during 2014. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2014 is 0.91. For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Compensation of members of the Executive Committee

The first vote on the compensation of the members of the Executive Committee was held at the 2015 Annual General Meeting. The compensation for the applicable financial year (CHF 27,577,663; $28,726,733 using the 2015 average currency exchange rate) is within the amount approved by the shareholders (CHF 41,000,000; $42,708,333 using the 2015 average currency exchange rate).

In 2015, the members of the Executive Committee, including the former CEO, received salaries, incentives and other elements, including benefits in kind, in line with the compensation policy and as detailed in the next following table.

John Ramsay was the only Executive Committee member to receive an increase in base salary in 2015, which occurred when he was appointed interim CEO in November 2015.

In 2015, Michael Mack the former CEO received the highest total compensation; his compensation is reported in the second following table. Michael Mack’s pro-rated STI for the performance period to October 31, 2015 was paid wholly in cash. He did not receive any DSP awards nor did he receive any Executive LTI Plan awards for 2015.

Compensation to former members of the Executive Committee

The former CEO was a member of the Board of Directors and a member of the Executive Committee until he left Syngenta effective October 31, 2015. Michael Mack had a contractual notice period of 12 months. He received contractual compensation in the amount of CHF 3,061,078; $3,123,549 using the payment date currency exchange rate (made up of base salary, target STI and other allowances). Michael Mack did not receive a severance payment.

The link between 2015 performance and pay

Both business and individual performance impact the actual variable compensation paid to all employees including the Executive Committee members.

EPS and CFROI are the two financial performance measures used to determine 70 percent of the STI award for Executive Committee members. Both were below target in 2015, therefore the financial STI payout was also below target.

CFROI, EBITDA margin percent, agribusiness growth and business quality and progress against the Good Growth Plan are used as performance measures for the PSUs within the Executive LTI Plan. In 2015 CFROI was below target but all the other measures achieved above target results. Relative TSR over the three-year vesting period is used as the performance measure for the stock options within the Executive LTI Plan and so results are not yet available. The Executive LTI Plan will not payout until 2018.

In terms of 2015 individual performance, which makes up the remaining 30 percent of the STI award and determines the Executive LTI Plan grant, Executive Committee members’ goals were to deliver the Company’s corporate goals as well as drive sustainable long-term business growth. Overall, despite an exceptionally challenging industry environment and currency headwinds, there was improved profitability and business quality, operational leverage savings were achieved and the Company was able to demonstrate good progress in its R&D pipeline. Actual STI payouts and the Executive LTI Plan grant varied according to each individual’s contribution.

Compensation for members of the Executive Committee

The following two tables show in the column for the year 2014 the number of share awards, stock options and PSUs that were granted on February 24, 2015, for the year 2014 (excluding the shares purchased under the Employee Share Purchase Plan). The numbers of units granted were determined after the preparation of the 2014 report and are disclosed retroactively in this 2015 report. As a consequence, the actual values of the granted share awards, stock options and PSUs differ slightly from the values reported in 2014. This is because the number of share awards, stock options and PSUs at grant is rounded to the next whole numbers of units.

Compensation for members of the Executive Committee (a total of 8 people as of December 31, 20151)
		Number of units		Values
Compensation elements	2015	2014	2015	2014
Fixed compensation in cash			7,311,685	8,383,305
Allowances in cash			382,729	298,500
STI compensation in cash[2]			1,520,727	1,694,447
Total compensation in cash			9,215,141	10,376,252
DSP deferred shares[3,4]	*	8,887	2,350,569	3,065,366
DSP matching shares[3,5]	*	8,887	2,350,569	3,065,366
LTI options[3,4,6]	*	164,778	-	5,397,155
LTI PSUs[4]	*	16,482	8,171,615	5,398,433
ESPP shares	-	112	-	20,714
Insurance, pension costs			1,845,707	2,135,260
Benefits in kind[7]			183,888	265,416
Company social security cost			1,420,621	1,241,774
Subtotal compensation			25,538,110
Contractual compensation[1]			3,188,623
Total compensation			28,726,733	30,965,736

Notes refer to 2015 unless other years are indicated

*	The number of units is not determined at the time of preparing this report, see footnotes 4 and 5

1	Michael Mack, former CEO, left Syngenta effective October 31, 2015. The figures for 2015 include his compensation for the period worked in 2015 except for the "Contractual compensation" figure, which is his contractual compensation for the period to October 31, 2016 that was paid upon his departure in 2015 and includes base salary, target STI and other allowances. No grants were made to him under the DSP or the Executive LTI Plan.

2	Short-term incentive in cash, payable in 2016 for 2015

3	The number of deferred shares, matching shares, options and PSUs for 2014 was determined on February 20, 2015, after the preparation of the 2014 report. The numbers of shares, options and PSUs at grant for 2014 were rounded to the next whole number; consequently the values actually granted differ slightly from the values disclosed in the 2014 report. The difference from what was presented in the Compensation Report 2014 is less than USD 6,771.

4	The figure for 2015 is the value of DSP and LTI awards, the number of which will be determined in 2016 after the preparation of this report, and which will be granted in 2016 for 2015

5	The figure for 2015 is the value of DSP matching shares, the number of which will be determined in 2016 after the preparation of this report, and which will be distributed in 2019

6	The Compensation Committee took the decision to grant 100 percent of the LTI award in PSUs and therefore no options will be granted in February 2016.

7	Value of insurance and tax services, including refund of relevant tax (cash)

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2015 is 0.96 (2014: 0.91). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Highest compensation for a member of the Executive Committee (Michael Mack, former CEO1)
		Number of units		Values
Compensation elements	2015	2014	2015	2014
Fixed compensation in cash			1,332,469	1,686,818
Allowances in cash			137,068	142,591
STI compensation in cash[2]			845,833	225,758
Total compensation in cash			2,315,370	2,055,167
DSP deferred shares[3]	-	2,474	-	903,146
DSP matching shares[3]	-	2,474	-	903,146
LTI options[3]	-	47,412	-	1,730,799
LTI PSUs	-	4,742	-	1,731,090
ESPP shares	-	14	-	2,589
Insurance, pension costs			399,299	453,788
Benefits in kind[4]			71,292	83,699
Company social security cost			326,190	324,081
Subtotal compensation			3,112,151
Contractual compensation[1]			3,188,623
Total compensation			6,300,774	8,187,505

Notes refer to 2015 unless other years are indicated

1	Michael Mack, former CEO, left Syngenta effective October 31, 2015. The figures for 2015 include his compensation for the period worked in 2015 except for the "Contractual compensation" figure, which is his contractual compensation for the period to October 31, 2016 that was paid upon his departure in 2015 and includes base salary, target STI and other allowances. No grants were made to him under the DSP or the Executive LTI Plan.

2	Short-term incentive in cash, payable in 2016 for 2015

3	The number of deferred shares, matching shares, options and PSUs for 2014 was determined on February 20, 2015, after the preparation of the 2014 report. The numbers of shares, options and PSUs at grant for 2014 were rounded to the next whole number; consequently the values actually granted differ slightly from the values disclosed in the 2014 report. The difference from what was presented in the Compensation Report 2014 is less than USD 625.

4	Value of insurance and tax services, including refund of relevant tax (cash)

All values are reported in US dollars. Members of the Syngenta Executive Committee receive their cash compensation in Swiss francs. The US dollar compensation amounts presented have been converted into US dollars using the average currency exchange rate in effect during the year. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2015 is 0.96 (2014: 0.91). For further information regarding currency exchange rates, see Note 26 to consolidated financial statements in Item 18.

Holding of shares by non-executive Directors and members of the Executive Committee

Holding of shares of non-executive Directors* as of December 31, 2015 and 2014
	Number of unrestricted shares		Number of restricted shares		% voting rights
Non-executive Directors	2015	2014	2015	2014	2015	2014
Michel Demaré	1,075	1,075	5,694	4,081	< 0.1%	< 0.1%
Vinita Bali	-	-	-	-	< 0.1%	< 0.1%
Stefan Borgas	826	422	1,546	2,167	< 0.1%	< 0.1%
Gunnar Brock	700	700	-	-	< 0.1%	< 0.1%
Eleni Gabre-Madhin	-	-	-	-	< 0.1%	< 0.1%
David Lawrence	12,966	12,638	-	-	< 0.1%	< 0.1%
Eveline Saupper	650	-	1,602	1,304	< 0.1%	< 0.1%
Jacques Vincent	2,682	3,682	-	-	< 0.1%	< 0.1%
Jürg Witmer	9,000	6,000	-	-	< 0.1%	< 0.1%
Total unrestricted/restricted shares	27,899	24,517	8,842	7,552	< 0.1%	< 0.1%
Total shares	36,741	32,069

*	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of shares by members of the Executive Committee* as of December 31, 2015

	Vested shares			Unvested shares				Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	Unconverted DSP share awards	Unvested DSP matching rights	Unvested LTI RSU	Unvested LTI PSU	Vested/ unvested
Caroline Luscombe	2,065	27	< 0.1%	1,110	1,110	1,381	1,220	6,913
Patricia Malarkey	356	-	< 0.1%	476	476	931	1,370	3,609
Christoph Mäder	12,174	1,211	< 0.1%	-	1,184	1,523	1,260	17,352
Jonathan Parr	1,779	27	< 0.1%	745	745	791	1,694	5,781
Mark Peacock	13	27	< 0.1%	1,612	1,612	1,581	1,524	6,369
Davor Pisk	10,573	859	< 0.1%	1,192	2,024	2,080	1,834	18,562
John Ramsay	7,747	797	< 0.1%	1,064	1,834	1,870	1,637	14,949
Jonathan Seabrook	1,133	27	< 0.1%	1,067	1,067	1,342	1,201	5,837
Total Executive Committee shares	35,840	2,975	< 0.1%	7,266	10,052	11,499	11,740	79,372

Michael Mack, former CEO left Syngenta effective October 31, 2015. Michael Mack owned 69,268 vested shares and 27 restricted shares as at October 31, 2015. He continues to hold 4,742 unvested PSUs which will vest according to the original vesting schedule on a pro-rata basis for time served and subject to performance measures. According to the Executive LTI plan regulations and assuming the performance measures are met, a maximum of 988 PSUs could vest.

*	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of shares by members of the Executive Committee* as of December 31, 2014

	Vested shares			Unvested shares			Total
Members of the Executive Committee	Unrestricted	Restricted	Voting rights	Unconverted DSP share awards	Unvested DSP matching rights	Unvested LTI RSU	Vested/ unvested
Michael Mack	36,550	8,882	< 0.1%	-	8,842	10,073	64,347
John Atkin	4,136	3,408	< 0.1%	-	3,368	3,829	14,741
Caroline Luscombe	437	40	< 0.1%	853	853	1,866	4,049
Patricia Malarkey	193	0	< 0.1%	62	62	1,103	1,420
Christoph Mäder	8,940	1,734	< 0.1%	-	1,694	2,452	14,820
Mark Peacock	35	40	< 0.1%	2,148	2,148	2,393	6,764
Davor Pisk	8,556	2,876	< 0.1%	-	2,836	3,279	17,547
John Ramsay	2,914	2,658	< 0.1%	-	2,618	2,994	11,184
Jonathan Seabrook	1,084	27	< 0.1%	550	550	1,479	3,690
Total Executive Committee shares	62,845	19,665	< 0.1%	3,613	22,971	29,468	138,562

*	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of stock options by non-executive Directors and members of the Executive Committee

As of December 31, 2015 and December 31, 2014, respectively, no non-executive Directors held any stock options.

Holding of stock options by members of the Executive Committee* as of December 31, 2015
Year of allocation	2015	2014	2013	2012	2011	2010	2009	2008	2007
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7	7
Option:share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	332.20	325.90	391.40	300.40	308.71	283.70	233.43	301.50	226.70
Vesting status	unvested			vested
Options held as of December 31, 2015
Members of the Executive Committee
Caroline Luscombe	12,192	6,033	3,639	2,637	-	-	-	-	-
Patricia Malarkey	13,697	5,664	772	782	617	-	-	-	-
Christoph Mäder	12,598	6,234	4,387	5,057	3,518	3,304	-	-	-
Jonathan Parr	16,933	3,352	2,176	2,230	1,668	1,632	1,225	-	-
Mark Peacock	15,240	6,787	4,271	4,418	3,639	-	-	-	-
Davor Pisk	18,333	8,446	6,065	6,525	4,586	-	-	-	-
John Ramsay	16,369	7,541	5,497	6,117	4,491	-	4,506	-	2,453
Jonathan Seabrook	13,458	6,452	1,972	2,287	1,791	-	-	-	-
Totals by grant year	118,820	50,509	28,779	30,053	20,310	4,936	5,731	-	2,453
Total unvested options	198,108
Total vested options	63,483
Total options on shares	261,591

Michael Mack, former CEO left Syngenta effective October 31, 2015. Michael Mack owned 119,251 vested stock options as at October 31, 2015. He continues to hold 47,412 unvested stock options which will vest according to the original vesting schedule on a pro-rata basis for time served and subject to performance measures. According to the Executive LTI plan regulations and assuming the performance measures are met, a maximum of 16,463 stock options could vest.

*	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Holding of stock options by members of the Executive Committee* as of December 31, 2014
Year of allocation	2014	2013	2012	2011	2010	2009	2008	2007	2006
Underlying equity	Share	Share	Share	Share	Share	Share	Share	Share	Share
Term (years)	10	10	10	10	10	10	10	10	10
Exercise period (years)	7	7	7	7	7	7	7	7	7
Option:share ratio	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1	1:1
Exercise price CHF	325.90	391.40	300.40	308.71	283.70	233.43	301.50	226.70	185.00
Vesting status	unvested			vested
Options held as of December 31, 2014
Members of the Executive Committee
Michael Mack	25,135	18,953	20,388	15,207	12,398	16,426	4,669	6,075	-
John Atkin	9,551	7,202	7,748	6,114	-	-	-	-	-
Caroline Luscombe	6,033	3,639	2,637	-	-	-	-	-	-
Patricia Malarkey	5,664	772	782	617	-	-	-	-	-
Christoph Mäder	6,234	4,387	5,057	3,518	3,304	-	-	-	-
Mark Peacock	6,787	4,271	4,418	3,639	-	-	-	-	-
Davor Pisk	8,446	6,065	6,525	4,586	-	-	-	-	-
John Ramsay	7,541	5,497	6,117	4,491	-	4,506	-	2,453	3,059
Jonathan Seabrook	5,530	1,972	2,287	1,791	-	-	-	-	-
Totals by grant year	80,921	52,758	55,959	39,963	15,702	20,932	4,669	8,528	3,059
Total unvested options	189,638
Total vested options	92,853
Total options on shares	282,491

*	Including related parties. Related parties are spouses, parents, children living in the same household, legal entities they own or otherwise control, and any legal or natural person that acts as their fiduciary

Item 7 — Major Shareholders and Related Party Transactions

Major Shareholders

At January 31, 2016, to Syngenta’s knowledge the following shareholder held 3 percent or more of Syngenta’s share capital:

Name and location of shareholder, nominee or ADS depositary	Notified number of shares	Notified holding in %[1]
BlackRock, Inc., New York	4,728,777	5.08[2]

1	Notified holding in percent of total share capital at the time of the latest disclosure

2	Latest disclosure at April 14, 2014

From January 1, 2013, through January 31, 2016, no significant changes in the percentage ownership by this major shareholder were disclosed to Syngenta, as all 8 reported changes in the holdings of BlackRock, Inc. ranged between 4.97 and 5.15 percent.

In addition, since January 1, 2013:

-	The Capital Group Companies, Inc. fell below the reportable 3 percent threshold by notifying a holding of 2.96 percent at January 22, 2016. Previously, this shareholder had reported holdings of 4.98 percent at November 16, 2012.

-	The Bank of New York Mellon Corporation (“BNYM”) fell below the reportable 3 percent threshold by notifying a holding of 2.90 percent at May 14, 2015. From January 1, 2013, through January 31, 2016, BNYM reported 75 changes in their holdings, all ranging between 4.61 and 2.90 percent. In most of the cases, the disclosures were not delivered for crossing of thresholds, but to reflect the addition or deletion of direct or indirect holders within BNYM.

All disclosures made by Syngenta under the Swiss Stock Exchange Act are available on https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

Not included in the above list are nominees that hold shares on behalf of other investors and beneficial owners.

All Syngenta shareholders have the same voting rights.

As of January 31, 2016, Syngenta AG itself held 1,157,146 shares in treasury corresponding to 1.25 percent of the share capital.

As of January 31, 2016, the Company is not aware of any other party which held 3 percent or more of the share capital of Syngenta AG. To its knowledge, the Company is not owned or controlled, directly or indirectly, by any other corporation, by any government or by any other natural or legal person, severally or jointly. Except for the proposal by ChemChina to acquire 100 percent of the ordinary shares of Syngenta AG through a tender offer to shareholders described in Item 4, in Item 5 and in Note 30 to the consolidated financial statements in Item 18, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

As of January 31, 2016, 27,079,560 ADSs of Syngenta AG corresponding to 5.83 percent of the share capital and 5,287,347 ordinary shares of Syngenta AG corresponding to 5.69 percent of the share capital were held by a total of 1,448 registered holders domiciled in the United States.

Related Party Transactions

There were no related party transactions other than those described in Item 4 and in Notes 14 and 24 to the consolidated financial statements in Item 18.

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

At the Annual General Meeting of Shareholders on April 28, 2015, it was decided to pay a dividend of CHF 11.00 per share. At the 2016 General Meeting of Shareholders on April 26, 2016, the Board of Directors will propose a dividend payment of CHF 11.00 per share. In addition, if the offer to acquire Syngenta shares through a tender offer described in Note 30 to the consolidated financial statements in Item 18 becomes unconditional, Syngenta will pay a special dividend of CHF 5.00 per share immediately before the first settlement of the offer.

For information on Swiss law requirements regarding dividends, see Item 10 “Additional Information—Dividends”. For information about deduction of withholding taxes, see Item 10 “Additional Information—Taxation—Switzerland”.

Significant Changes

No significant changes have occurred since December 31, 2015 except as disclosed in Item 4 and in Note 30 to the consolidated financial statements in Item 18.

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

Market Prices on the SIX Swiss Exchange

	Price per share in CHF
	High	Low
Annual Highs and Lows
2011	324.30	211.10
2012	380.20	274.80
2013	416.00	335.30
2014	364.40	273.20
2015	435.20	280.00

Quarterly Highs and Lows
2014
First Quarter	364.40	302.10
Second Quarter	350.30	323.90
Third Quarter	336.40	302.20
Fourth Quarter	325.80	273.20
2015
First Quarter	338.60	280.00
Second Quarter	435.20	310.80
Third Quarter	414.90	301.00
Fourth Quarter	396.80	288.50

Monthly Highs and Lows for most recent six months
2015
August	414.90	305.30
September	346.00	301.00
October	339.50	288.50
November	391.50	329.50
December	396.80	359.00
2016
January	389.00	348.10

Market Prices on the New York Stock Exchange

	Price per ADS[1] in $
	High	Low
Annual Highs and Lows
2011	71.87	49.14
2012	83.19	58.03
2013	87.73	74.41
2014	80.25	58.72
2015	98.15	61.61

Quarterly Highs and Lows
2014
First Quarter	80.25	67.25
Second Quarter	79.85	72.36
Third Quarter	75.03	63.25
Fourth Quarter	66.83	58.72
2015
First Quarter	71.24	62.37
Second Quarter	98.15	66.60
Third Quarter	86.73	61.61
Fourth Quarter	79.99	61.81

Monthly Highs and Lows for most recent six months
2015
August	86.73	61.92
September	70.70	61.61
October	69.71	61.81
November	79.53	67.34
December	79.99	72.34
2016
January	77.61	68.94

1	One ADS represents one-fifth of one common share of the Company.

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

At December 31, 2015, Syngenta does not have any conditional or authorized capital.

At December 31, 2015, Syngenta held 1,161,397 shares in treasury, corresponding to 1.25 percent of the share capital.

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

Company’s objects and purposes

Syngenta AG is registered as a stock corporation in the Commercial Register of the Canton of Basel-City under the registration number CHE-101.160.902. The business purpose of Syngenta is to hold interests in enterprises, particularly in the areas of agribusiness; in special circumstances, Syngenta may also directly operate such businesses. Syngenta may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad.

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

Syngenta has issued special provisions concerning nominee registrations: a nominee holding more than 3 percent of the Company’s share capital may be registered as a nominee with voting rights only if the nominee discloses the identity of those ultimate beneficial owners of shares claiming 1 percent or more of the Company’s share capital.

Voting instructions to be represented by the Independent Proxy can be submitted in writing by returning a proxy form or also via Internet.

Shareholder ownership

The disclosure of share ownership is regulated in article 120 of the the Swiss Financial Market Infrastructure Act (FMIA), which replaced the previous Federal Act on Stock Exchanges and Securities Trading (SESTA) at January 1, 2016. It stipulates that whosoever, directly, indirectly or acting in concert with third parties acquires or sells for their own account shares or purchase or sale rights relating to securities in a company domiciled in Switzerland whose equity securities are listed in whole or in part in Switzerland and thereby attains, falls below or exceeds the threshold percentages of 3, 5, 10, 15, 20, 25, 33⅓, 50 or 66⅔ of voting rights, whether or not such rights may be exercised, must notify the company and the stock exchanges on which the equity securities in question are listed.

Shareholders’ Meetings

Under Swiss law, an AGM must be held within six months after the end of Syngenta’s business year. Shareholders’ meetings may be convened by the Board or, if necessary, by the statutory auditor. A shareholders’ meeting is convened by way of a notice in the Swiss Commercial Gazette at least 20 days prior to such meeting. The notice includes the detailed agenda and clear explanations of all proposals by the Board. Registered shareholders may also be informed by mail or by electronic means.

The Board is further required to convene an extraordinary shareholders’ meeting if determined by an ordinary shareholders’ meeting, if requested by shareholders holding in the aggregate at least ten percent of the share capital of Syngenta or if requested by the auditor.

One or more shareholders whose combined shareholdings represent an aggregate nominal value of at least CHF 10,000 (i.e. 100,000 shares) may demand that an item be included in the agenda of a general meeting of shareholders. Such a demand must be made in writing at the latest 60 days before the meeting and specify the items and proposals of these shareholders.

The shareholders’ meeting passes resolutions and holds elections, if not otherwise required by law or the Company’s Articles of Incorporation, with the absolute majority of the votes represented. Under Swiss law and per the Company’s Articles of Incorporation, a resolution passed at a shareholders’ meeting with a supermajority of 66⅔ percent of the votes represented and the absolute majority of the nominal value of the Syngenta shares represented is required for all resolutions as listed in article 704 of the Swiss Code of Obligations.

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

According to the Syngenta Articles of Incorporation the following powers shall be vested exclusively in the General Meeting of shareholders:

-	to adopt and amend the Articles of Incorporation

-	to elect the members of the Board, the Chairman of the Board, the members of the Compensation Committee, the Independent Proxy and the external auditor

-	to approve the Management Report and the consolidated financial statements

-	to approve the annual financial statements and to decide on the allocation of profits shown on the balance sheet, in particular with regard to dividends

-	to discharge the members of the Board and the Executive Committee

-	to approve the compensation of the Board and the Executive Committee pursuant to article 29 of the Articles of Incorporation

-	to pass resolutions concerning all matters which by law or the Articles of Incorporation are reserved to the authority of the General Meeting of shareholders.

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

The Compensation Committee reviews and recommends to the Board on an annual basis a proposal for approval by the AGM of the total compensation of the Board and the Executive Committee. According to article 17 of Syngenta’s AoI, the power to approve the compensation of the Board and the Executive Committee pursuant to article 29 of the AoI is exclusively vested in the AGM.

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

Each Director will be required to own shares equivalent to 100 percent of their annual fee. Directors must reach the required threshold by December 31, 2016. Any Director who joined on or after January 1, 2014, will have two years from their date of joining the Board to reach the threshold. The shareholdings will be valued as of December 31 each year.

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

Dividends

Swiss law requires that at least five percent of the annual net profits of the Company be retained by the Company as general statutory reserves for so long as these reserves amount to less than twenty percent of the Company’s nominal share capital. Under Swiss law, dividends are paid only if approved by the shareholders. In addition, the AoI provide that the allocation of profit shown on the Company’s balance sheet is determined by shareholders at the shareholders’ meeting. The Board may propose that a dividend be paid, but cannot itself approve the dividend. In practice, the dividend proposal of the Board is usually approved at the AGM. Dividends are usually due and payable shortly after the shareholders’ resolution relating to the allocation of profits has been passed. The Company only has one class of shares with a nominal value of CHF 0.10 each. Each such share is entitled to share equally in Syngenta’s profits and to receive equal dividends. Holders of CDIs and ADSs will receive dividends in proportion to the number of Syngenta shares represented by the CDIs or ADSs.

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

The Separation Agreements

At the time of Syngenta’s foundation in 2000, the legacy companies Novartis and AstraZeneca, Syngenta and several of their affiliates entered into a series of separation agreements, each of which became effective at the completion of the Transactions, the purpose and effect of which was:

-	to achieve the separation of the historic, current and possible future liabilities of Novartis agribusiness and Zeneca agrochemicals business from the historic, current and possible future liabilities of the remaining activities of Novartis and AstraZeneca;

-	to properly allocate amongst the parties liabilities that may arise under relevant securities laws as a result of any misstatements or omissions contained in the various annual report documentation to be distributed to AstraZeneca and Novartis shareholders or as a result of the Transactions themselves;

-	to provide for the provision of various services between Novartis, AstraZeneca and Syngenta on a transitional, and in certain instances a longer-term, basis; and

-	to ensure all affected parties have access to necessary relevant information in the future and that, where relevant, such information is subject to appropriate confidentiality provisions.

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

Switzerland

The following is a summary of certain material tax considerations relevant to the acquisition and disposition of Syngenta shares (not including the treatment of ADSs) under Swiss tax laws. The following summary does not purport to address all tax consequences of the ownership of Syngenta shares, and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws of Switzerland as in effect on the date hereof, which are subject to change (or changes in interpretation), possibly with retroactive effect. For purposes of the laws of Switzerland and the United States-Switzerland tax treaty, ADS holders will be treated as holders of the underlying Syngenta shares.

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

Swiss resident recipients. Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the 35 percent withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return. The 35 percent withholding tax on intercompany dividends paid from Syngenta to a Swiss “parent company” may be only reported in case respective requirements are met (instead of the withholding and refund procedure).

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

As of January 1, 2016, Switzerland had entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries:

Albania	France	Lithuania	Singapore
Algeria	Georgia	Luxembourg	Slovakia
Argentina	Germany	Macedonia	Slovenia
Armenia	Ghana	Malaysia	South Africa
Australia	Greece	Malta	Spain
Austria	Hong Kong	Mexico	Sri Lanka
Azerbaijan	Hungary	Moldova	Sweden
Bangladesh	Iceland	Mongolia	Tadzhikistan
Belarus	India	Montenegro	Taiwan
Belgium	Indonesia	Morocco	Thailand
Bulgaria	Iran	Netherlands	Trinidad and Tobago
Canada	Ireland	New Zealand	Tunisia
Chile	Israel	Norway	Turkey
China	Italy	Pakistan	Turkmenistan
Colombia	Ivory Coast	Peru	Ukraine
Croatia	Jamaica	Philippines	United Arab Emirates
Cyprus	Japan	Poland	United Kingdom
Czech Republic	Kazakhstan	Portugal	United States
Denmark	Kyrgyzstan	Qatar	Uruguay
Ecuador	Kuwait	Romania	Uzbekistan
Egypt	Republic of Korea	Russia	Vietnam
Estonia	Latvia	Serbia	Venezuela
Finland

Double tax treaties with Liechtenstein and Oman have been concluded; however, these treaties are not yet in force.

By exchange of notes, the 1954 Treaty with the United Kingdom applies to Antigua, Barbados, Belize, British Virgin Islands, Dominica, Gambia, Grenada, Malawi, Montserrat, St. Christopher, Nevis and Anguilla, St. Lucia, St. Vincent and Zambia. By exchange of letters, the 1973 Treaty with Denmark applies to the Faroe Islands.

Switzerland has also concluded bilateral treaties which are not aimed primarily at avoiding double taxation but which govern the exchange of tax related information. Such tax information exchange agreements are in force with Guernsey, Isle of Man, Jersey, Andorra, Greenland, San Marino and the Seychelles. Other agreements which are not yet in force have been concluded with Belize, Brazil and Grenada.

Besides these bilateral treaties Switzerland has entered into an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments. This agreement contains in its Article 15 provisions on taxation of dividends which apply with respect to European Union member states.

Residents of the United States. A non-resident holder who is a resident of the United States for purposes of the United States-Switzerland tax treaty, the “Treaty”, is eligible for a reduced rate of withholding tax on dividends equal to 15 percent of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly and indirectly, less than 10 percent of Syngenta voting stock and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the withholding tax in excess of the 15 percent Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82R for regulated investment companies; 82E for other entities), which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. The original form and three copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form should be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

This summary does not address all of the United States federal income tax considerations that may be relevant to the particular circumstances of a United States Holder of Syngenta shares or Syngenta ADSs, and does not discuss any aspect of state, local or non-United States tax law. Moreover, this summary deals only with United States Holders that will hold Syngenta shares or Syngenta ADSs as capital assets for United States federal tax purposes (generally, property held for investment), and it does not describe all of the US federal income tax considerations that may be relevant to United States Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities and foreign currencies, tax-exempt organizations, investors liable for alternative minimum tax, persons that hold Syngenta shares or Syngenta ADSs as part of a hedge or any similar transaction, partnerships or other entities classified as partnerships for US federal income tax purposes, persons owning, directly, indirectly or constructively, 10 percent or more of the voting stock of Syngenta and persons whose “functional currency” is not the US dollar. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreements will be performed in accordance with their terms. Syngenta believes that it was not a Passive Foreign Investment Company (a “PFIC”) for United States federal income tax purposes for 2015. The following discussion assumes that Syngenta is not, and will not become, a PFIC. However, since PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Syngenta will not be considered a PFIC in any taxable year. Shareholders should consult their own tax advisors as to the tax considerations relevant to the ownership of Syngenta shares or ADSs in light of their particular circumstances, including the effect of any state, local or non-United States laws and including their eligibility for benefits under the Treaty.

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

Item 11 — Quantitative and Qualitative Disclosures About Market Risk

Overview

The nature of Syngenta’s business and its global presence exposes it to market risks, which include potential unfavorable changes in foreign exchange rates, interest rates, commodity prices and other market prices (equities, credit spreads etc.), (ii) counterparty risk and (iii) liquidity and refinancing risk.

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

($m, except risk reduction %)	December 31, 2015 Value-at-Risk			December 31, 2014 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	40	20	50%	47	15	69%
Brazilian real	96	–	100%	54	–	100%
British pound sterling	24	8	68%	36	6	84%
Russian ruble	23	–	99%	17	1	95%
Rest of world	83	24	71%	104	26	75%
Total undiversified	266	52	80%	258	48	81%
Diversification	(155)	(32)	79%	(178)	(33)	82%
Net VaR	111	20	82%	80	15	81%

At December 31, 2015, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $20 million (December 31, 2014: $15 million).

The largest exposures arise in Swiss franc, Brazilian real, British pound sterling and Russian ruble. Switzerland and Great Britain house large research and manufacturing sites. In recent years, due to the growth of Syngenta sales, exposures in emerging markets (particularly Brazil) have become significant.

The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ended December 31, 2015 was $13 million (December 31, 2014: $9 million) and, before hedges, was $111 million (December 31, 2014: $112 million).

Foreign exchange transaction risk – uncommitted

Uncommitted transactions are expected, highly probable future transactions for which Syngenta does not yet have a contractual right or obligation (mainly sales and costs).

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

The risk management objective is to minimize the impact of changes in foreign exchange rates on the operating income forecasted to result from these transactions. Syngenta considers hedging this exposure unless it can reliably expect that operating income could, without significant adverse economic impact, be protected by adjusting the pricing of forecast transactions for changes in foreign exchange rates before those transactions occur. Hedging transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. Transactions in a specific calendar year are managed cumulatively in separate portfolios.

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

The impact of the hedging program on operating income can be illustrated in the Earnings-at-Risk calculation performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

($m, except risk reduction %)	December 31, 2015 Earnings-at-Risk			December 31, 2014 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	199	90	55%	192	110	43%
Argentine peso	500	500	0%	14	14	–
Brazilian real	94	94	0%	79	75	5%
Russian ruble	10	8	20%	52	52	–
Euro	40	39	3%	46	47	(1)%
British pound sterling	40	25	38%	26	14	48%
Rest of world	191	159	17%	179	161	10%
Total undiversified	1,074	915	15%	588	473	20%
Diversification	(498)	(387)	22%	(373)	(315)	16%
Net EaR	576	528	8%	215	158	27%

At December 31, 2015, the total potential adverse movement for 2016 net transactional flows after hedges relative to year-end, at a 99 percent confidence level, was $528 million (December 31, 2014: $158 million).

The net resulting Earnings-at-Risk figures at December 31, 2015 increased compared with December 31, 2014 mainly due to the risk arising from the Argentine peso, which increased to $500 million at December 31, 2015 from $14 million at December 31, 2014 due to the significant devaluation that occurred in late December 2015 following the election of the new government in Argentina. The risk calculation method used by Syngenta puts more weight on events occurring closer to the date of the risk calculation. In order for the $500 million net risk relating to the Argentine peso to be realized, the currency would have to appreciate to a rate of 2.6 to the US dollar from the 13.0 rate at December 31, 2015.

For the remaining risk figures excluding the Argentine peso, the risk is similar to 2014 levels with the greatest exposures being the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized.

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

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. No hedging was undertaken for exposures of this type during the years ended December 31, 2015, or 2014. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2015 or 2014.

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2015 Value-at-Risk	December 31, 2014 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	164	139
Swiss franc	287	102
Euro	56	31
British pound sterling	61	44
Rest of world	128	123
Total undiversified	696	439
Diversification	(277)	(222)
Net VaR	419	217

At December 31, 2015, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $419 million (December 31, 2014: $217 million). The Value-at-Risk at December 31, 2015 is higher than as of December 31, 2014 due to overall increase in foreign exchange volatility.

The two largest single currency exposures arise in the Swiss franc and Brazilian real, driven by the large operations and investments in facilities in Switzerland and Brazil.

The average Value-at-Risk, after hedges, at a 99 percent confidence level, for the year ended December 31, 2015 was $341 million (December 31, 2014: $285 million).

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

At December 31, 2015, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $10 million (2014: $6 million). The net amount of Earnings-at-Risk on net debt, as defined under “Capital structure” below, due to potential changes in interest rates was immaterial at December 31, 2015 and 2014.

Commodity price risks

Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This activity comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop. At December 31, 2015, there were no open hedging transactions for Brazil and Argentina corn and soybean price risk.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. At December 31, 2015, there was no hedge protection in place for oil for 2016 (December 31, 2014: no hedge protection in place for oil for 2015). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

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

At December 31, 2015, the net amount of Earnings-at-Risk due to potential changes in natural gas prices was not material. Earnings-at-Risk due to potential changes in prices of soft commodities, principally corn and soybean, assuming a 12-month holding period are presented below.

($m, except risk reduction %)	December 31, 2015 Earnings-at-Risk			December 31, 2014 Earnings-at-Risk

Soft commodities	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified[1]	40	16	60%	30	27	12%

1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2015 to $16 million (December 31, 2014: $27 million). The decrease in net risk in 2015 is mainly due to higher hedge ratios.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.02 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Expenses of the depositary	• Cable, telex and facsimile transmissions, etc. (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

From January 1, 2015, to December 31, 2015, Syngenta received from the depositary $617,660 as payment for the above-mentioned fees, costs and expenses.

PART II

Item 13 — Defaults, Dividend Arrearages and Delinquencies

None.

Item 14 — Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15 — Controls and Procedures

a.	Syngenta’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as at December 31, 2015, has concluded that the Company’s disclosure controls and procedures (i) were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) ensured that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

b.	Syngenta’s Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Syngenta’s internal control system was designed to provide reasonable assurance to Syngenta’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Syngenta’s management assessed the effectiveness of Syngenta’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, Syngenta’s internal control over financial reporting was effective based on those criteria.

KPMG AG, Switzerland, an independent registered public accounting firm, has issued an opinion on the effectiveness of Syngenta’s internal control over financial reporting which is included in this annual report.

c.	See the audit report of KPMG AG, an independent registered public accounting firm, included under Item 18 on page F-1.

d.	There have been no changes in Syngenta’s internal controls over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16B — Code of Ethics

Syngenta has adopted a Code of Ethics applicable to its Chairman, Chief Executive Officer, Chief Financial Officer, Group Financial Controller, Head of Group Financial Reporting & SOX Compliance, Head of Internal Audit, Head of Group Treasury and all members of the Syngenta Executive Committee. A copy of Syngenta’s Code of Ethics has been filed with the Securities and Exchange Commission and is included as Exhibit 11.1 to this annual report. During 2015, no amendments were made to a provision of the Code of Ethics that applies to any of the above-mentioned officers and / or members of the Syngenta Executive Committee and no waivers were explicitly or implicitly granted to any of them, in each case that would be required to be disclosed herein.

Item 16C — Principal Accountant Fees and Services

Fees Paid to the Independent Registered Public Accounting Firm

The Annual General Meeting engaged KPMG AG (“KPMG”) to perform an annual audit of the Company’s financial statements in 2015 and 2014. The following table presents information concerning fees paid to KPMG in each of those years.

($m)	2015	2014
Audit fees[1]	9.1	8.3
Audit-related fees[2]	0.1	0.3
Tax fees[3]	1.2	1.8
All other fees[4]	0.3	0.6
Total	10.7	11.0

1	Audit services are defined as the audit work required to allow the external auditor to issue an opinion on the statutory and regulatory filings of the Group and its subsidiaries. This category therefore includes services such as statutory and other legally required audits, attest services, comfort letters, consents and assistance with and review of documents filed with the US Securities and Exchange Commission.

2	Audit-related services include audits of pension funds and employee benefit plans, due diligence and related audits, internal control reviews and consultation concerning financial accounting and reporting standards.

3	Tax services include all services performed by the external auditor’s tax department except those services related to the audit. It includes tax compliance, tax planning, and tax advice.

4	Other services/additional fees include advice relating to process improvements, training and subscription fees for accounting, and reporting updates.

Pre-Approval of Services Provided by KPMG AG

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by KPMG in 2015 and 2014. Specifically, the policies and procedures prohibit KPMG from performing any services for the Company or its subsidiaries during the years when they are Syngenta’s auditor without the prior approval of the Audit Committee.

All of the services provided by KPMG in 2015 and 2014 were approved by the Audit Committee pursuant to the approval policies described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D — Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E — Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Month in the year ended December 31, 2015	Total number of shares purchased[1]	Average price paid per share ($)[2]	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may yet be purchased under the plans or programs[3]
January				9,009,614
February	18,000	353.11		9,009,614
March	14,000	350.49		9,009,614
April				9,009,614
May				9,009,614
June				9,009,614
July				9,009,614
August	18,000	337.09		9,009,614
September	108,000	348.04		9,009,614
October	135,500	334.11	135,500	8,874,114
November	96,000	346.37	96,000	8,778,114
December				8,778,114
Total	389,500	342.80[4]	231,500	8,778,114

1	158,000 shares were purchased in 2015 on the open market to meet the future requirements of share-based payment plans.

2	Amounts shown reflect the conversion of the applicable CHF amounts into $ based on month-end CHF/$ exchange rates.

3	On April 24, 2012, the Annual General Meeting of Syngenta AG authorized the Syngenta Board of Directors to repurchase registered shares under a share repurchase program up to a maximum value of 10 percent of the company's share capital, for the purpose of capital reduction.

On the basis of this authorization, Syngenta established in 2013 a second trading line on the SIX Swiss Exchange with the ticker name SYNNE, which was closed on October 15, 2015. At that date 303,000 shares, out of a maximum of 9,312,614 registered shares, had been repurchased.

On September 3, 2015, Syngenta announced its intention to return capital to shareholders through a new share repurchase program of more than $2 billion. UBS AG has been mandated to carry out share repurchases on behalf of Syngenta under the terms of article 55c para 2 lit. a of the Swiss Stock Exchange Ordinance (SESTO). The buy-backs will take place under Valor 29.929.808, ISIN CH0299298080.

Consequently, Syngenta announced on October 16, 2015, the opening of a new second trading line on the SIX Swiss Exchange with the ticker name SYNNEE. The maximum amount of daily share purchases is 97,335 shares, according to "Art. 55 b para 1 lit. c SESTO"

Following the decision not to pursue the divestments of the Vegetables and Flowers businesses described in Note 30 to the consolidated financial statements in Item 18, Syngenta discontinued the $2 billion share repurchase program and closed the mandate with UBS AG. The second trading line at the SIX Swiss Exchange will be closed.

4	Purchase price reflects the weighted-average price paid per share ($) during 2015.

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

Syngenta’s Articles of Incorporation specify the basic principles relating to performance-based compensation and the award or allocation of equity securities to members of the Board of Directors and the Executive Committee. Details of the compensation plans are disclosed in the annual Compensation Report.

The maximum total compensation for members of the Board of Directors and the Executive Committee is submitted for approval to the General Meeting of shareholders every year. However, the decisions on the elements and the structure of the performance-based compensation plans and any revisions thereto are made by Syngenta’s Compensation Committee.

Item 16H — Mine Safety Disclosure

Not applicable.

PART III

Item 17 — Financial Statements

Syngenta has responded to Item 18 in lieu of responding to this item.

Item 18 — Financial Statements

The following financial statements, together with the Reports of Independent Registered Public Accounting Firm thereon of February 2, 2016 and February 4, 2014, are filed as part of this annual report:

Item 19 — Exhibits

The following documents are exhibits to this annual report:

Exhibit Number	Description of Document
1.1	English Translation of the Articles of Incorporation of Syngenta AG, as amended April 29, 2014*
1.2	English Translation of the Regulations Governing the Internal Organization of Syngenta AG, as amended July 22, 2014*
2.1	Deposit Agreement between The Bank of New York Mellon and Syngenta AG**
2.2	Amended and Restated Trust Deed dated September 30, 2008 among Syngenta Finance N.V., Syngenta Finance AG, Syngenta AG and BNY Corporate Trustee Services Limited, as Trustee***
2.3	Indenture dated as of March 28, 2012 among Syngenta N.V., Syngenta AG and The Bank of New York Mellon****
4.3	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and AstraZeneca PLC*****
4.4	Environmental Matters Agreement dated September 12, 2000 between Syngenta AG and Novartis AG*****
4.5	Environmental Matters Agreement dated September 12, 2000 among Zeneca AG Products Holdings Inc. and Zeneca Holdings Inc. and Stauffer Management Company*****
4.6	Environmental Matters Agreement dated September 12, 2000 among Syngenta Crop Protection Inc., Novartis Corporation and Novartis Agribusiness Holding, Inc.*****
4.11	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*****
4.12	License of Intellectual Property Rights Excluding Rights in Trade Marks and Software dated January 4, 2000 between Zeneca Limited and AstraZeneca UK Limited*****
4.13	Trade Mark License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*****
4.14	Software License dated January 4, 2000 between AstraZeneca UK Limited and Zeneca Limited*****
4.15	General Principles for the Separation of Intellectual Property between Novartis and Novartis Agribusiness (Syngenta)*****
4.19	Master Sharing Agreement dated September 12, 2000 between AstraZeneca UK Limited and Zeneca Limited*****
4.20	Multicurrency Revolving Facilities Agreement dated November 2, 2012 for Syngenta AG and the companies named therein as Borrowers, arranged by Banc of America Securities Limited, Banco Santander, S.A., Citigroup Global Markets Limited, Credit Suisse AG, Deutsche Bank AG, HSBC Bank PLC, UBS AG and Unicredit Bank AG, with Banc of America Securities Limited acting as agent and the financial institutions set forth in Schedule I thereto (“the Multicurrency Revolving Facilities Agreement”) ‡
4.21	First Extension Request dated September 16, 2013 and Lenders Consent dated October 18, 2013 under the Multicurrency Revolving Facilities Agreement‡‡
4.22	Second Extension Request dated September, 2014 and Lenders Consent dated October 20, 2014 under the Multicurrency Revolving Facilities Agreement*
4.23	Syngenta Long-Term Incentive Plan - USA (Stock Options and Restricted Stock Units)‡
4.24	Syngenta Deferred Share Plan (Share Awards)‡
4.25	Syngenta Corporation Employee Stock Purchase Plan‡
4.26	Syngenta Share Plan for Non-Executive Directors‡‡‡
4.27	Syngenta 2015 Executive Long-Term Incentive Plan (Stock Options and Performance Stock Units)*
4.28	Notice of Establishment of Uncommitted Revolving Facility Commitments dated January 29, 2016
8.1	Subsidiaries of Syngenta AG§
11.1	Syngenta Code of Ethics for Senior Executive Officers‡‡‡‡
12.1	Certification by CEO and CFO pursuant to Section 302
13.1	Certification by CEO and CFO pursuant to Section 906
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm

* Exhibits incorporated by reference to Annual Report on Form 20-F filed February 12, 2015 (File No. 001-15152).

** Exhibit incorporated by reference to the Registration Statement on Form F-6 filed November 20, 2008 (File No. 333-155523).

*** Exhibit incorporated by reference to Annual Report on Form 20-F filed February 18, 2009 (File No. 001-15152).

**** Exhibit incorporated by reference to Exhibit 4.1 of Report on Form 6-K filed on March 29, 2012 (File No. 001-15152).

***** Exhibit incorporated by reference to the Registration Statement on Form F-4 filed September 12, 2000 (File No. 333-125222).

‡Exhibits incorporated by reference to Annual Report on Form 20-F filed February 14, 2013 (File No. 001-15152).

‡‡ Exhibits incorporated by reference to Annual Report on Form 20-F filed February 13, 2014 (File No. 001-15152)

‡‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed February 16, 2012 (File No. 001-15152).

‡‡‡‡ Exhibit incorporated by reference to Annual Report on Form 20-F filed March 25, 2004 (File No. 001-15152).

§ The subsidiaries of Syngenta are set forth in Item 4 of this annual report.

Syngenta hereby agrees to furnish copies of certain long-term debt instruments to the Securities and Exchange Commission upon request of the Commission; therefore such instruments are not being filed as exhibits to this Form 20-F for the year ended December 31, 2015. The amount of debt authorized under each long-term debt instrument does not exceed 10 percent of Syngenta’s total assets.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Syngenta AG

By:	/s/ John Ramsay
	Name:	John Ramsay
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: February 11, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Syngenta AG, Basel

We have audited Syngenta AG’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Syngenta AG’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 (b) of Syngenta AG’s Annual Report on Form 20-F for the year ended December 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Syngenta AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syngenta AG and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2015, and our report dated February 2, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG AG

Basel, Switzerland

February 2, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Syngenta AG, Basel

We have audited the accompanying consolidated balance sheets of Syngenta AG and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syngenta AG and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Syngenta AG’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 2, 2016 expressed an unqualified opinion on the effectiveness of Syngenta AG’s internal control over financial reporting.

/s/ KPMG AG

Basel, Switzerland

February 2, 2016

To the Board of Directors and Shareholders of

Syngenta AG, Basel

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Syngenta AG for the year ended December 31, 2013. These financial statements are the responsibility of Syngenta AG’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Syngenta AG for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AG

Basel, Switzerland

February 4, 2014

Syngenta Group Consolidated Financial Statements

Consolidated Income Statement

(for the years ended December 31 2015, 2014 and 2013)

($m, except share and per share amounts)	Notes	2015	2014	2013
Sales	4, 5	13,411	15,134	14,688
Cost of goods sold		(7,042)	(8,192)	(7,986)
Gross profit		6,369	6,942	6,702
Marketing and distribution		(2,210)	(2,497)	(2,394)
Research and development		(1,362)	(1,430)	(1,376)
General and administrative:
Restructuring	6	(388)	(193)	(179)
Other general and administrative		(568)	(717)	(667)
Operating income		1,841	2,105	2,086
Income from associates and joint ventures		7	7	48
Interest income	28	150	152	120
Interest expense	28	(169)	(195)	(164)
Other financial expense		(22)	(35)	(22)
Currency gains/(losses), net	28	(215)	(139)	(134)
Financial expense, net		(256)	(217)	(200)
Income before taxes		1,592	1,895	1,934
Income tax expense	7	(248)	(273)	(285)
Net income		1,344	1,622	1,649
Attributable to:
Syngenta AG shareholders	8	1,339	1,619	1,644
Non-controlling interests		5	3	5
Net income		1,344	1,622	1,649
Earnings per share ($):
Basic earnings per share	8	14.57	17.66	17.88
Diluted earnings per share	8	14.52	17.60	17.78
Weighted average number of shares:
Basic		91,908,128	91,674,127	91,952,222
Diluted		92,206,535	92,007,089	92,459,306

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(for the years ended December 31, 2015, 2014 and 2013)

($m)	Notes	2015	2014	2013
Net income		1,344	1,622	1,649
Components of other comprehensive income (OCI) Items that will not be reclassified to profit or loss:
(Losses)/gains on equity investments at fair value through OCI	28	(3)	(33)	17
Actuarial (losses)/gains of defined benefit post-employment plans	14, 22	(61)	(511)	146
Income tax relating to items that will not be reclassified to profit or loss	7	10	127	(58)
		(54)	(417)	105
Items that may be reclassified subsequently to profit or loss:
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges and related hedging costs	27	38	(37)	14
Currency translation effects		(698)	(625)	(39)
Income tax relating to items that may be reclassified subsequently to profit or loss	7	(74)	(65)	(59)
		(734)	(727)	(84)
Total OCI		(788)	(1,144)	21
Total comprehensive income		556	478	1,670
Attributable to:
Syngenta AG shareholders		553	475	1,666
Non-controlling interests		3	3	4
Total comprehensive income		556	478	1,670

The accompanying notes form an integral part of the consolidated financial statements.

All activities were in respect of continuing operations.

Syngenta Group Consolidated Financial Statements

Consolidated Balance Sheet

(at December 31, 2015 and 2014)

($m, except share amounts)	Notes	2015	2014
Assets
Current assets:
Cash and cash equivalents	28	1,141	1,638
Trade receivables	9, 28	4,128	3,698
Other accounts receivable	9, 28	845	747
Inventories	11	4,345	4,861
Derivative and other financial assets	28	401	377
Other current assets	10	338	244
Total current assets		11,198	11,565
Non-current assets:
Property, plant and equipment	12	3,383	3,562
Intangible assets	13	3,040	3,186
Deferred tax assets	7	783	1,008
Financial and other non-current assets	14, 28	396	420
Investments in associates and joint ventures	14	177	188
Total non-current assets		7,779	8,364
Total assets		18,977	19,929
Liabilities and equity
Current liabilities:
Trade accounts payable	15, 28	(3,311)	(3,472)
Current financial debt and other financial liabilities	16, 28	(730)	(1,329)
Income taxes payable		(444)	(706)
Other current liabilities	17, 28	(983)	(984)
Provisions	19	(193)	(216)
Total current liabilities		(5,661)	(6,707)
Non-current liabilities:
Financial debt and other non-current liabilities	18, 28	(3,501)	(2,976)
Deferred tax liabilities	7	(668)	(665)
Provisions	19	(727)	(676)
Total non-current liabilities		(4,896)	(4,317)
Total liabilities		(10,557)	(11,024)
Shareholders’ equity:
Issued share capital: 2015: 92,945,649 ordinary shares (2014: 92,945,649)	20	(6)	(6)
Retained earnings		(6,500)	(6,289)
Reserves		(2,316)	(3,052)
Treasury shares: 2015: 1,161,397 ordinary shares (2014: 1,286,312)	20	421	458
Total shareholders’ equity		(8,401)	(8,889)
Non-controlling interests		(19)	(16)
Total equity		(8,420)	(8,905)
Total liabilities and equity		(18,977)	(19,929)

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Cash Flow Statement

(for the years ended December 31, 2015, 2014 and 2013)

($m)	Notes	2015	2014	2013
Income before taxes		1,592	1,895	1,934
Reversal of non-cash items	21	1,203	808	910
Cash (paid)/received in respect of:
Interest received		138	138	104
Interest paid		(163)	(197)	(187)
Other financial receipts		334	139	112
Other financial payments		(460)	(286)	(247)
Income taxes		(482)	(330)	(292)
Restructuring costs	19	(125)	(26)	(37)
Contributions to pension plans, excluding restructuring costs	19	(156)	(184)	(128)
Other provisions	19	(80)	(70)	(71)
Operating cash flow before change in net working capital		1,801	1,887	2,098
Change in net working capital:
Change in inventories		32	326	(884)
Change in trade and other working capital assets		(868)	(332)	(365)
Change in trade and other working capital liabilities		225	50	365
Cash flow from operating activities		1,190	1,931	1,214
Additions to property, plant and equipment	12	(453)	(600)	(625)
Proceeds from disposals of property, plant and equipment		74	39	24
Purchases of intangible assets	13	(90)	(82)	(75)
Purchases of investments in associates and other financial assets		(29)	(38)	(27)
Proceeds from disposals of intangible and financial assets		46	39	21
Business acquisitions (net of cash acquired) and business divestments		(10)	(87)	(90)
Cash flow used for investing activities		(462)	(729)	(772)
Increases in third party interest-bearing debt		1,098	2,272	714
Repayments of third party interest-bearing debt		(1,174)	(1,556)	(775)
Sales of treasury shares and options over own shares	23	85	53	83
Acquisitions of non-controlling interests		–	–	(39)
Purchases of treasury shares		(119)	(157)	(176)
Distributions paid to shareholders		(1,078)	(1,032)	(921)
Cash flow used for financing activities		(1,188)	(420)	(1,114)
Net effect of currency translation on cash and cash equivalents		(37)	(46)	(25)
Net change in cash and cash equivalents		(497)	736	(697)
Cash and cash equivalents at the beginning of the year		1,638	902	1,599
Cash and cash equivalents at the end of the year		1,141	1,638	902

Of total cash and cash equivalents of $1,141 million (2014: $1,638 million; 2013: $902 million), $157 million (2014: $166 million; 2013: $153 million) is required to meet insurance solvency requirements of the Group’s insurance subsidiaries. These amounts therefore were not readily available for the general purposes of the Group. There are no other significant restrictions on Syngenta’s ability to use assets or settle liabilities.

At December 31, 2015, cash equivalents totalled $839 million (2014: $1,218 million; 2013: $518 million) and consisted of bank and money market fund deposits.

The accompanying notes form an integral part of the consolidated financial statements.

Syngenta Group Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(for the years ended December 31, 2015, 2014 and 2013)

	Attributable to Syngenta AG shareholders
($m)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity	Non-controlling interests	Total equity
January 1, 2013	6	3,437	(411)	(52)	499	5,295	8,774	11	8,785
Net income						1,644	1,644	5	1,649
OCI				17	(86)	91	22	(1)	21
Total comprehensive income	–	–	–	17	(86)	1,735	1,666	4	1,670
Transactions with owners as owners:
Share based compensation			106			44	150		150
Dividends paid						(921)	(921)		(921)
Share repurchases			(176)				(176)		(176)
Other and income taxes on share based compensation						(2)	(2)	(2)	(4)
December 31, 2013	6	3,437	(481)	(35)	413	6,151	9,491	13	9,504
Net income						1,619	1,619	3	1,622
OCI				(61)	(695)	(388)	(1,144)		(1,144)
Total comprehensive income	–	–	–	(61)	(695)	1,231	475	3	478
Transactions with owners as owners:
Share based compensation			109			7	116		116
Dividends paid						(1,032)	(1,032)		(1,032)
Share repurchases			(157)				(157)		(157)
Cancellation of treasury shares		(7)	71			(64)	–		–
Other and income taxes on share based compensation						(4)	(4)		(4)
December 31, 2014	6	3,430	(458)	(96)	(282)	6,289	8,889	16	8,905
Net income						1,339	1,339	5	1,344
OCI				24	(760)	(50)	(786)	(2)	(788)
Total comprehensive income	–	–	–	24	(760)	1,289	553	3	556
Transactions with owners as owners:
Share based compensation			171			(10)	161		161
Dividends paid						(1,078)	(1,078)		(1,078)
Share repurchases			(134)				(134)		(134)
Other and income taxes on share based compensation						10	10		10
December 31, 2015	6	3,430	(421)	(72)	(1,042)	6,500	8,401	19	8,420

The accompanying notes form an integral part of the consolidated financial statements.

The amount available for dividend distribution is based on Syngenta AG’s shareholders’ equity determined in accordance with the legal provisions of the Swiss Code of Obligations. In 2013, a dividend of CHF 9.50 ($10.01) per share was paid in respect of 2012. In 2014, a dividend of CHF 10.00 ($11.25) per share was paid in respect of 2013. In 2015, a dividend of CHF 11.00 ($11.73) per share was paid in respect of 2014.

The Board of Directors recommends a dividend payment of CHF 11.00 per share (equivalent to $11.08 per share translated at the December 31, 2015 exchange rate) subject to shareholder approval at the Annual General Meeting (AGM) on April 26, 2016.

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

The consolidated financial statements incorporate the financial statements of Syngenta AG, a company domiciled and incorporated in Switzerland, and all of its more than 150 subsidiaries globally (together referred to as “Syngenta”) and Syngenta’s interests in associates and joint ventures. Approximately 40 subsidiaries are considered to be significant legal entities. There are no material non-controlling interests or structured entities. Syngenta’s main research and development facilities are located in Switzerland, UK and USA and its main production sites are in Switzerland, UK, USA, France, China, India and Brazil. Syngenta AG’s principal executive offices are at Schwarzwaldallee 215, 4058 Basel, Switzerland.

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

The consolidated financial statements were approved for issue by the Board of Directors on February 2, 2016 and are subject to approval by the Annual General Meeting on April 26, 2016.

2. Significant accounting policy judgments and estimates

This note describes the impact on Syngenta’s consolidated financial statements of significant accounting judgments made when applying IFRSs and critical assumptions and accounting estimates.

Application of critical accounting policies

Royalty and license income

Individual agreements licensing to third parties the right to use Syngenta technology can and do have unique terms and, consequently, the accounting judgments required to apply IAS 18 “Revenue” to each such agreement can differ significantly.

In 2015, Syngenta entered into license agreements with KWS SAAT SE (“KWS”), Vilmorin & Cie S.A. (“Limagrain”) and their joint ventures AgReliant Genetics LLC, AgReliant Genetics Inc. (collectively “AgReliant”) and Genective S.A. (“Genective”), granting worldwide non-exclusive rights to its corn germplasm and traits portfolio, including in-licensed third party traits. Syngenta received a $200 million non-refundable license payment in 2015 in accordance with the agreement. Syngenta determined that it has no substantive future performance obligations in respect of this amount and therefore has recognized it in full as revenue in 2015. Further contingent milestone payments may become receivable, and would be recognized at that time as license income, dependent upon future regulatory approvals and agreements. Additional sales-based royalties may also become receivable if sales of licensed products exceed thresholds defined in the agreement, and would be recognized as revenue at the time that the licensees make the related sales.

In 2010, Syngenta entered into a license with Pioneer Hi-Bred International Inc. (“Pioneer”), a subsidiary of E.I. DuPont de Nemours and Co. (“DuPont”) for its corn rootworm trait MIR604 (AGRISURE® RW) for corn seed. Prior to 2013, Syngenta recognized the present value of contractual minimum license income, and a corresponding receivable, upon fulfilment of the relevant milestones. This receivable is payable in instalments with final payments due in 2016. At December 31, 2015, Syngenta reported a $132 million royalty receivable in other accounts receivable in respect of this non-exclusive global license (2014: $158 million, of which $40 million in other current assets and $118 million in financial and other non-current assets). The remaining minimum license income is due in 2016. Syngenta recognized $12 million in 2015 (2014: $14 million; 2013: $17 million) of imputed interest income on this royalty receivable.

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

2. Significant accounting policy judgments and estimates continued

For CGUs to which no goodwill is allocated, a reduction in forecast sales within management’s five year forecast horizon compared with the previous year’s five year forecast cycle, combined with a reduction in latest forecasts of current year sales compared with the current year budget, is generally considered an indicator of market related impairment and results in the performance of detailed impairment tests. Syngenta also performs detailed impairment tests when there are asset specific indicators of impairment such as withdrawal of or restrictions placed upon product registrations, plans to divest products or, for property, plant and equipment, plans to restructure or close a site. Higher discount rates are used to test property, plant and equipment for impairment in the case of restructuring because of the higher risk associated with remaining cash flows when operations are being physically relocated. The value in use calculation takes account of cash flows from the remaining period of operations and includes decommissioning costs. In 2015, in order to enable the business to focus on delivering the AOL restructuring program, Syngenta has continued to use the medium term management forecasts prepared in 2014 for much of its business. For those CGUs, in its 2015 impairment testing Syngenta has relied upon its 2014 recoverable amount estimates, which exceeded the carrying amounts of those CGUs by a substantial margin.

If a CGU becomes impaired, the impairment loss is allocated first to any goodwill in the CGU, and then to reduce the CGU’s other assets pro rata.

Classification of assets and liabilities to be divested

On August 18, 2015, Syngenta announced its intention to divest its Flowers seeds business, which is reported as part of its Lawn and Garden operating segment. On September 3, 2015, Syngenta announced actions to accelerate shareholder value creation, including its intention to divest its global Vegetables seeds business, which is reported within the regional operating segments of its integrated Crop Protection and Seeds business, as a means to demonstrate the value of its global seeds portfolio. IFRS 5 requires non-current assets and liabilities that are to be divested to be classified as held for sale in the consolidated balance sheet if they are immediately available for sale in their current condition and the divestment transaction is highly probable and is expected to occur within one year of the balance sheet date. Such classification leads to significant changes in how assets are measured and how assets and liabilities are presented in the consolidated financial statements. At December 31, 2015, Syngenta had initiated an internal review of the proposed divestments to take account of market conditions and the complexity of separating the businesses from Syngenta. In view of this, Syngenta concluded that a sale of these businesses was no longer highly probable and therefore has not classified them as held for sale at December 31, 2015. On February 2, 2016, Syngenta formally decided not to pursue the proposed divestments of Flowers and Vegetables.

Pension asset ceiling

At December 31, 2015, Syngenta has reported other non-current assets of $21 million (2014: $8 million) and provisions of $408 million (2014: $376 million) as net defined benefit pension assets and liabilities, respectively. IFRSs require Syngenta to estimate the economic benefit it can obtain from the amount by which the fair value of assets held in a defined benefit plan exceeds the defined benefit obligation (DBO) measured in accordance with IAS 19 (“pension surplus”). This applies both when a surplus exists at the reporting date and when a surplus would arise when Syngenta meets an existing minimum funding obligation. Accounting recognition of a surplus in Syngenta’s UK defined benefit pension plan is supported by the economic benefit of future contribution savings and, when this benefit is less than the surplus, also by the future refund, net of applicable taxes, which will be unconditionally available to Syngenta when all liabilities have been settled. At December 31, 2015, net defined benefit pension assets have been reduced by $43 million and net defined benefit pension provisions have been increased by $9 million, representing the part of the projected UK plan surplus that does not meet the accounting recognition criteria. In 2014, all of the projected UK plan surplus met the accounting recognition criteria. The surplus in Syngenta’s US pension plan, which is non-contributory, is supported by the economic benefit of future contribution savings, measured as the excess of future service cost over the present value of required employer contributions for future service (“excess service cost”). At December 31, 2015 and 2014, there is no surplus in Syngenta’s Swiss pension plan.

Critical accounting estimates

Foreign currency translation

As Syngenta moves its inventories through a complex international supply chain, they are owned by several group entities over the inventory holding period, which may be up to nine months for crop protection chemicals and longer for certain crop seeds. To determine consolidated cost of goods sold, Syngenta records the historical cost of inventories from the time raw materials are purchased until the finished products reach their final location and condition before sale to third party customers. Inventories in the consolidated balance sheet include all purchase, manufacturing and distribution costs incurred to bring them to their location and condition at the balance sheet date, after eliminating profits and losses arising from intercompany transactions. In 2015, following the removal by the Swiss National Bank of the cap on the Swiss franc value versus the Euro, Syngenta refined the method it uses to measure inventories to refer to the original currencies in which the inventory costs were incurred. Historical cost as expressed in US dollars is measured by translating the costs from those original currencies directly into US dollars using the exchange rates that applied when the costs were incurred. When inventories are sold, consolidated cost of goods sold is determined by translating these currency amounts to US dollars at the average exchange rates of the period in which the sale occurs. Inventories at each period end are measured by translating the costs directly into US dollars at the exchange rates at the balance sheet date. Foreign currency translation gains and losses that result from these translations are recognized in OCI. Prior to 2015, the method used involved indirect translation into US dollars via the currencies of the Syngenta entities which had held the inventories over the period since their initial recognition, which led to product costs varying according to the route they took through Syngenta’s supply chain. In the opinion of Syngenta, the refined method it has adopted in 2015 better reflects economic reality when currency exchange rates fluctuate during the inventory holding period, because it ensures that inventories sourced with the same cost profile and which are at the same stage of manufacture are valued consistently regardless of which Syngenta entity purchases and holds them. Syngenta has applied this refined method prospectively as a change in estimate. Had Syngenta applied its current method during 2014 and 2013, 2014 and 2013 net income would have been approximately $20 million higher and $19 million lower, respectively, than reported. Had Syngenta continued to apply its previous method, 2015 net income would have been approximately $73 million lower than reported largely due to the removal of the Swiss franc cap.

2. Significant accounting policy judgments and estimates continued

Syngenta has to make judgments on whether loans between entities within the Syngenta group are likely to be repaid in the foreseeable future in order to allocate foreign currency translation differences on those items to profit or loss if the loan will be repaid or to OCI if the loan is effectively part of the net investment in the borrowing subsidiary. If the functional currency of a subsidiary changes, the capital structure of the subsidiary, including the continuation of loans that are effectively part of the Group’s investment in that subsidiary, may require review. In such cases, Syngenta applies any resulting change in the accounting treatment of foreign currency translation gains and losses on the loan from the same date that it applies the functional currency change.

Acquisition accounting

Applying the acquisition method of accounting requires significant management judgment to estimate the fair values and useful lives of the acquired assets, in particular intangible assets such as intellectual property related to currently marketed products and in-process research and development (IPR&D). In 2015, Syngenta recognized new intangible assets of $25 million (2014: $64 million) resulting from acquisitions. Fair value measurements are based on the forecast cash flows that Syngenta believes a typical potential buyer would use to value the assets, excluding any synergy benefits considered specific to Syngenta. Key assumptions for technologies under development include:

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

Technology based companies acquired by Syngenta may have significant deferred tax assets, related in particular to tax losses carried forward resulting from research and development expenditures. The amount of tax losses available for carry forward upon acquisition is often affected by events that occurred several years before acquisition, which may make estimation difficult. IFRS requires recognition of a deferred tax asset for these losses at the acquisition date to the extent that Syngenta is more likely than not to utilize the losses before they expire through offset against future taxable profits. Management judgment is required about whether possible tax planning strategies are likely to be acceptable to tax authorities in the relevant jurisdictions. If actual taxable profits and outcomes of tax rulings are materially different from the assumptions made at the acquisition date, the income tax expense of future periods could be materially affected.

The acquisition accounting values recognized for intangible assets and deferred tax assets for acquisitions made during the periods presented in these financial statements are given in Note 3 below.

Impairment review

At December 31, 2015, Syngenta has reported intangible assets of $1,639 million (2014: $1,660 million) for goodwill and $1,401 million (2014: $1,526 million) for intangible assets other than goodwill, as reported in Note 13. The recoverable amount for goodwill has been determined based on value in use of the relevant segment, CGU or group of CGUs to which the goodwill is allocated. The recoverable amounts of all material intangible assets and property, plant and equipment have also been based on their value in use.

The main assumptions used in determining the recoverable amounts for operating segments and other CGUs include market size and Syngenta’s market share, future sales prices and volumes, future development expenditures required to maintain products’ marketability and registration in the relevant jurisdictions, and products’ lives. At operating segment level, the key assumptions related to sales volume and value are expressed separately for each product line, market segment and crop, and assumptions related to expenses are expressed by region. At CGU level, assumptions are expressed by product. The assumptions are reviewed annually as part of management’s budgeting and strategic planning cycles. These assumptions can be subject to significant adjustment from such factors as changes in crop growing patterns in major markets (for example, as a result of movements in crop prices), changes in product registration, or pressure from competitor products. Estimated cash flows for operating segments and other CGUs are based on Syngenta management forecasts, cover a five year horizon and include a terminal value which assumes a 2.0 percent long-term growth rate (2014: 2.0 percent), except for one seeds crop CGU facing significant economic challenges where no long term growth has been assumed. Syngenta’s forecasts for the North America corn and soybean seed CGU also include the following key assumptions for revenue from seed sales:

-	for each of the two crops, market size expressed as acres planted, Syngenta’s market share, crop commodity prices, and licensing revenues;

-	for new genetic traits, the timing of regulatory approval and marketing launch, and seed pricing compared with existing products.

2. Significant accounting policy judgments and estimates continued

Management believes, based on recent and expected future growth in agricultural markets, that there are long-term prospects for continued growth in Syngenta’s business.

The discount rates used to discount the estimated future cash flows included in the value in use calculations are based on a post-tax WACC of 7.1 percent (2014: 6.5 percent). There is considerable debate among financial market participants about what are the most appropriate input values, such as risk-free rate of return, relationship of benchmark industry share prices to the overall equity market (beta) and equity risk premium, to use in a WACC calculation under current market conditions. In 2015, when calculating the discount rate, Syngenta has assumed a 2.9 percent risk free rate equal to market yields on 30-year government bonds (2014: 2.5 percent equal to market yields on 10-year government bonds) at the date of performing the annual impairment test and a 5.0 percent equity risk premium (2014: 5.0 percent). Syngenta now believes that using a 30-year bond yield results in a more appropriate discount rate than a 10-year yield because of current conditions in the government bond market. The results of Syngenta’s 2014 impairment testing would not have changed if a 30-year yield had been used at that date. The discount rate determined in this way is considered to include market estimates of industry sector risk premium. Syngenta’s CGUs generally reflect the global nature of its Crop Protection and Seeds product sales, and a country risk premium is applied only to those CGUs where the geographical scope of operations and cash flows is limited. The pre-tax discount rates used for all segments, CGUs and groups of CGUs ranged from 8.2 percent to 14.3 percent (2014: 7.4 percent to 16.0 percent).

At December 31, 2015 and 2014, the largest amounts of goodwill were allocated to the Asia Pacific segment (2015: $338 million; 2014: $355 million) and the North America corn and soybean CGU (2015 and 2014: $315 million). The pre-tax discount rate used to test Asia Pacific goodwill for impairment was 8.8 percent (2014: 8.0 percent) and the forecast terminal growth rate was 2.0 percent (2014: 2.0 percent). The pre-tax discount rate used to test the North America corn and soybean CGU for impairment was 8.5 percent (2014: 7.9 percent) and the forecast terminal growth rate was 2.0 percent (2014: 2.0 percent).

In the opinion of Syngenta, the outcomes of the impairment tests are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or in the discount rate in the periods presented for any segment, CGU or group of CGUs for which the carrying amount of goodwill is significant.

For the year ended December 31, 2015, impairment losses for intangible assets were $22 million (2014: $nil), relating to a discontinued trademark, a termination of distribution rights and one CGU where expectation of future profitability has reduced. The $68 million recoverable amount of this CGU at December 31, 2015, which supports the remaining $17 million carrying amount of non-current assets, is its value in use and was measured using a 8.2 percent pre-tax discount rate. Impairments of property, plant and equipment were $43 million (2014: $21 million) as a result of business development and restructuring proposals that do not require future use of the associated assets.

Adjustments to revenue and trade receivables

Syngenta’s products are consumed mainly by growers. The timing and amount of cash inflows received by growers is impacted by a broad range of economic and political risks, including crop yields and prices, the availability of credit, and the cost of agricultural inputs such as the products sold by Syngenta and its competitors. The cash flows of distributors that supply Syngenta’s products to growers and represent the majority of Syngenta’s customers are also impacted by these factors. These distributors vary in size and nature from large publicly owned entities to small or medium sized owner-managed businesses. Syngenta’s customer base reflects the geographical diversity of its operations, which encompass more than 90 countries and all significant agriculture areas. Considerable management effort and judgment is applied to actively manage and mitigate the risks to Syngenta from these factors and to determine the accounting estimates associated with them, which include:

-	the estimated cost of incentive programs that provide rebates and discounts dependent upon achievement of sales targets, as well as cash discounts for punctual payment of accounts receivable. Syngenta records the estimated cost of these programs when the related sales are made, based on the programs’ terms, market conditions and historical experience. At December 31, 2015, trade accounts payable includes $1,549 million (2014: $1,485 million) of accruals for rebates and returns.

-	accruals for estimated product returns, which are based on contractual sales terms and on historical experience of actual returns where Syngenta considers these to be reliable estimates of future returns. Recognition of revenue and the related trade receivables is deferred in cases where past experience shows that actual returns can vary significantly from estimates. This may arise in market segments where the distribution channel holds several months’ sales of Syngenta products at the reporting date, forecast consumption of those products by growers could be materially affected if market or weather conditions after the reporting date were significantly different from those expected and the volume of products returned by distributors varies with changes in grower consumption. In such cases, Syngenta estimates the amounts to be deferred by collecting from its distributors data that shows the quantities of Syngenta products held by them at the reporting date and applying average actual sales prices to those quantities. At December 31, 2014, $437 million of revenue and trade receivables was deferred, of which $372 million related to Brazil. In 2015, Syngenta changed its contractual sales terms in Brazil to reduce the flexibility of distributors to return crop protection products. This change, together with the introduction of enhanced processes for forecasting and handling product returns, reduced the uncertainty over the amount of sales returns that may ultimately occur. Sales made after the change in terms have been recognized in accordance with delivery terms, subject to an allowance for returns, which amounted to $106 million at December 31, 2015. Substantially all sales made before the change have also been recognized in 2015 in line with distributors’ sales of Syngenta products on to growers. The effect of earlier revenue recognition due to the change in contractual sales terms, as measured by the difference between the $345 million balance of receivables that had not yet been recognized as sales at the date Syngenta announced the change to customers and the $106 million sales returns provision at December 31, 2015, was $239 million. Syngenta has estimated that the consequent effect on net income was $80 million. At December 31, 2015, recognition of $35 million of sales to distributors was deferred in certain other markets in Latin America, where the volume of returns is still subject to significant uncertainty.

2. Significant accounting policy judgments and estimates continued

-	allowances for doubtful receivables, which are estimated by critically analyzing individual receivable account balances, taking into account historical levels of recovery and the value of any security held, the economic condition of individual customers, and the overall economic and political environment in relevant countries. As shown in Note 9 below, the provision for doubtful receivables at December 31, 2015 amounted to $319 million, or 7 percent (2014: $251 million or 6 percent) of total trade receivables, of which $140 million and $47 million (2014: $67 million and $33 million) related to sales made to the Brazilian and Argentinian markets respectively. In 2015, Syngenta reported $75 million bad debt expense (2014: $63 million). In 2015, oil and commodity price and local currency weakness led to greater constraints on the availability of credit and foreign currency at both customer and country level in Brazil, Venezuela and Argentina than in 2014. These factors, as well as general changes in local crop conditions, as mitigated by barter programs and appropriate security, resulted in higher bad debt expense, partly offset by improved collections in the CIS.

Syngenta records these estimates as separate allowances, but its estimation process recognizes their interdependency, as the level of credits to accounts receivable for discounts and product returns may affect the probability of receiving full payment of the net receivable balances.

Seeds inventory valuation and allowances

Inventories of $4,345 million (2014: $4,861 million) reported in Note 11 include $1,252 million (2014: $1,496 million) of seeds, which are subject to the risk of loss through physical deterioration at all stages of the operating cycle. Syngenta accounts for normal losses that occur during production, both in the pre-harvest growing and the post-harvest processing stages, as part of the cost of inventories of in-process and finished seeds. Normal losses in production, which include the cost of seeds discarded before processing because they do not meet Syngenta’s quality standards, are therefore expensed when the related finished seed is sold to customers. Losses of finished seeds are expensed as incurred. Syngenta records allowances against the cost of seeds inventories for both quality and obsolescence. Syngenta records allowances for quality for finished seed which is currently of defective quality and for finished seed which is expected to deteriorate physically before sale, based on past experience. Syngenta records allowances for obsolescence for excess seed for which there is insufficient forecast customer demand over the expected remaining commercial life of each seed variety. For excess seeds that Syngenta is likely to be able to sell in the commodity market, the allowance is the cost of the seed minus its net realizable value, which is estimated as the expected net proceeds of commodity sale. If commodity sale is not probable, the allowance is the full cost of the excess seed inventories.

To determine the allowances required, management effort and judgment is applied to analyze at crop, variety and batch level seed inventory quantity, quality and forecast sales data, developing commercial practices, available markets and the speed of expected product portfolio changes. The rapidly evolving combination of corn seed genetics and trait stacks in North America and Latin America result in shorter commercial lives of a typical hybrid seed variety than in other crops and regions, with variation between actual and previously forecast sales and consequent greater risk of excess seed at individual hybrid level. Excess seed quantities are also affected by harvest yield, which is influenced by unpredictable weather and growing conditions. Seeds inventory allowance expense for 2015 was $181 million (2014: $177 million), with the impact of lower demand and soybean commodity prices compared to 2014 being offset by currency translation effects, and the allowance balances reduced from $357 million at December 31, 2014 to $279 million at December 31, 2015 due to discards of obsolete and unsaleable inventories and to currency translation.

Environmental provisions

At December 31, 2015, Syngenta reported in Note 19 provisions for environmental remediation of $210 million (2014: $239 million). Remediation of environmental damage at sites with which Syngenta is associated typically takes a long time to complete due to the substantial amount of planning and regulatory approvals normally required before remediation activities can begin. The assumptions used by Syngenta to estimate its environmental provisions may change significantly before or during the remediation period due to changes in the extent of remediation required or the method used to remediate the damage. In addition, increases in or releases of environmental provisions may be necessary whenever new developments occur or additional information becomes available. The major uncertainties that impact the outcome of remediation are:

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

2. Significant accounting policy judgments and estimates continued

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

IAS 37 requires reimbursements of provisions to be recognized only when they are virtually certain to be received. No reimbursements are recognized if the third parties are disputing the reimbursement. Syngenta has recorded a reimbursement asset of $2 million at December 31, 2015 (2014: $3 million). In 2014, the reimbursement asset decreased by $20 million in line with the associated underlying provision as described below, with no net effect on profit or loss.

In 2015, except for $28 million of cash outflows reflecting remediation activity, there were no significant changes to environmental provisions. In 2014, environmental provisions of $22 million were released, mainly in relation to a site covered by a third party indemnity agreement for which future payment is now estimated to be highly unlikely. In connection with this release, the above-mentioned $20 million reimbursement recoverable from the previous owners of the site was derecognized. Cash payments and the effect of the stronger $ on currency translation through OCI reduced the provisions by $33 million and $16 million, respectively.

Proposals have been made suggesting remediation of the existing contamination on certain shared sites in preference to monitoring and containment. Syngenta will negotiate the proposals with the relevant authorities but the final adopted solution is subject to regulatory uncertainty and the ultimate liability may be higher or lower than the amount provided. Taken together, the provisions at December 31, 2015, for these shared sites comprise approximately 20 percent of total environmental provisions. The top ten exposures at the end of 2015 comprise approximately 75 percent of the total environmental provisions. In the opinion of management, reasonably possible increases in the provisions related to these top 10 exposures would not exceed 60 percent of the total environmental provision recognized at December 31, 2015.

At Syngenta’s Monthey, Switzerland, production site, the work needed to remediate groundwater and soil contamination that exists under and around the site, including investigation, assessment, control and monitoring activities, is ongoing. The responsibility for these activities lies with Syngenta and one other chemical enterprise. In management’s opinion, based on its current knowledge, Syngenta’s environmental provisions are adequate to cover Syngenta’s share of the expected costs to perform this remediation and no significant change to the provision has been made in 2015. However, the extent of the remediation work required, the cost estimates and their allocation are subject to uncertainty.

Defined benefit post-employment benefits

At December 31, 2015, Syngenta has reported other non-current assets of $21 million (2014: $8 million) and provisions of $408 million (2014: $376 million) as net defined benefit (DB) pension assets and liabilities, respectively, as set out in Note 22. These amounts may change significantly from one accounting period end to another due not only to expense recognized in profit and loss and cash payments, but also to changes in the actuarial assumptions used to measure the defined benefit obligation (DBO) and to variances between those assumptions and actual outcomes (“experience variances”), both of which are recognized in OCI. Significant judgment is required when selecting key assumptions for measuring post-employment benefit expense for a period and the DBO at the period end for each defined benefit plan. The specific assumptions used and experience variances are disclosed in Note 22. These variances were caused principally by external financial market movements in corporate bond yields used to benchmark the discount rate, and in asset prices affecting the actual return on assets. These factors are outside Syngenta’s direct control, and it is reasonably possible that future variances will be at least as great as past variances.

At December 31, 2015 and 2014, for each of Syngenta’s three largest defined benefit pension plans, the sensitivity of the DBO to a change in each significant actuarial assumption is as follows:

($m)	2015	2014

Increase (decrease) in DBO	Switzerland	UK	USA	Switzerland	UK	USA
Discount rate – 25 basis point decrease in rate	102	111	18	83	133	22
Discount rate – 25 basis point increase in rate	(96)	(109)	(17)	(77)	(131)	(21)
Pension increase – 25 basis point increase in rate	n/a	83	n/a	n/a	97	n/a
Pension increase – 25 basis point decrease in rate	n/a	(81)	n/a	n/a	(96)	n/a
Interest credit rate – 25 basis point increase in rate	22	n/a	n/a	20	n/a	n/a
Interest credit rate – 25 basis point decrease in rate	(21)	n/a	n/a	(21)	n/a	n/a
Life expectancy[1]	70	91	8	54	97	12

1	The life expectancy sensitivity is calculated using the difference between the reported DBO amount and the DBO amount projected using a one year increase, compared with the assumptions actually used, in the life expectancy for each plan member. This alternative projection is calculated using mortality rates that produce an immediate increase of one year for a plan member at normal retirement date, with corresponding changes at other ages.

Each sensitivity amount is calculated assuming that all other assumptions are held constant. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously. For the UK pension plan, the discount rate and pension increase sensitivities shown are relative to price inflation, because limited price indexation of pensions in payment and deferred pension rights is required both by the Syngenta UK pension plan rules and by UK statutory pension regulations. For Syngenta’s Swiss and US plans, the sensitivities are for changes in the nominal discount rates, because the rules and statutory regulations applicable to those plans contain no inflation linkage and indexation of benefits to inflation is not general market practice in those countries. Syngenta is not able to predict the extent of likely future changes in the discount rate or life expectancy assumptions, but based on past experience, the discount rate for each plan could change by up to 100 basis points (bp) within a twelve month period. Pensionable pay is now permanently frozen for the UK DB pension plan as explained below, and the sensitivity of the DBO to the assumed rate of increase in pensionable pay is not material for the Swiss or US plans.

2. Significant accounting policy judgments and estimates continued

To select the discount rate, Syngenta uses yields of AA rated corporate bonds. The relevant yield is determined either by analyzing a population of bonds whose cash flows collectively approximate the estimated cash flow profile of benefit payments by a Syngenta plan (UK and USA), or by using the yield of a published bond index and adjusting it in line with the relevant market yield curve to the extent that the average maturity of the bonds in the index is different from that of the relevant Syngenta benefits (Switzerland). Nominal discount rates at December 31, 2015 are as follows:

Switzerland	0.75 percent	(2014: 1.25 percent)
UK	3.70 percent	(2014: 3.60 percent)
USA	4.35 percent	(2014: 4.00 percent)

In valuing the UK DBO at December 31, 2015, the UK long-term rate of retail price inflation (RPI) is assumed to be 3.05 percent (2014: 3.05 percent). Future statutory pension increases are based on consumer price inflation (CPI). Most Syngenta UK pension plan members have benefits specifically linked to RPI in accordance with the plan rules, but some members will see increases linked to CPI. CPI is assumed to be 100 basis points (2014: 100 basis points) below RPI.

In recent years, life expectancy has increased in all major countries in which Syngenta sponsors pension plans. Syngenta sets mortality assumptions after considering the most recent statistics practicable. Syngenta uses generational mortality tables to estimate probable future mortality improvements. These tables assume that the trend of increasing life expectancy will continue, resulting in pension benefit payments to younger members being likely to be paid for longer time periods than older members’ pensions, given that assumed retirement ages are those defined in the rules of each plan. In 2015, as the Syngenta UK Pension Fund (UK Fund) underwent its triennial statutory valuation, Syngenta has updated its mortality assumptions and now uses current mortality rates based on the UK Institute and Faculty of Actuaries’ CMI SAPS Pensioner Amounts Light tables reflecting long cohort improvements from 2002-2012, with assumed future improvement of 1.25 percent per annum in line with the CMI Core Projections model 2015 (2014: CMI Core Projections model 2014). Syngenta’s adoption of these mortality assumptions reduced the benefit obligation by $17 million (less than one percent). No significant changes to UK mortality assumptions were necessary in 2014.

At December 31, 2015 and 2014, Syngenta valued the benefit obligation for its Swiss pension plan using mortality assumptions from the BVG 2010 generational mortality table. An update of this table was published in December 2015. Because of this timing, Syngenta will consider the updated data for its 2016 financial statements. Syngenta’s adoption of the BVG 2010 table in 2011 increased the DBO by $66 million (4.4 percent). At December 31, 2015 and 2014, Syngenta valued the benefit obligation for its US pension plan using mortality assumptions from the RP-2014 generational mortality table published in October 2014 with modified Scale MP-2014 mortality improvements using a 0.5 percent per annum long-term improvement rate for all purposes other than calculation of lump sums. Syngenta’s adoption of this table in 2014 increased the DBO by $15 million (2.2 percent).

Syngenta’s major pension plans give members lump sum or annuity benefit payment options. Syngenta values its pension liabilities on the assumption that the choices made by members who will retire in the future will be consistent with choices made by members who have retired recently. For the US pension plan, the benefit obligation has been valued assuming that current eligible members will take the lump sum option at normal retirement or other permissible commencement dates. This assumption is consistent with historical and expected future member choices.

From September to November 2014, Syngenta consulted with its UK employees and their representatives on proposals to freeze pensionable pay for defined benefit members of the UK pension plan. Following this consultation, Syngenta amended the benefits so that pensionable pay will be frozen at January 1, 2016 levels. The defined benefit fund remains open to existing members, and pay increases after January 1, 2016, which are not part of defined benefit pensionable pay will be pensionable under the Syngenta Group Personal Pension (GPP), a separate defined contribution plan, for those who choose to join. Employees who choose to leave the defined benefit section of the UK pension plan will also be able to join the GPP. As a result of this amendment to the defined benefit in the UK Fund, Syngenta recognized a $143 million past service gain in the 2014 consolidated income statement. Syngenta estimated this gain using the following key actuarial assumptions at the date of the change to revalue its existing defined benefit obligation (DBO) and to measure the DBO for the amended benefit:

Discount rate: 3.8 percent

Inflation: 3.1 percent (RPI), 2.1 percent (CPI)

Mortality assumptions were the same as those used at December 31, 2014, described above

Opt-outs from defined benefit under the amended plan: 15 percent of members

Opt-outs were estimated by modeling and comparing for each individual member, based on the data held for pension administration, the benefits that will be payable to them if they opt out of and if they remain in defined benefit membership. This comparison was based on the following assumptions:

-	amounts excluded from defined benefit pensionable pay are pensionable under the GPP;

-	GPP annual investment returns are 4 percent;

-	each member chooses the alternative that gives the highest benefit.

This gain amount is sensitive to the opt-out assumption. Had Syngenta assumed zero opt-outs, it would have recorded an additional $14 million gain in the 2014 consolidated income statement. Actual member decisions may vary from the estimate and any variance will be accounted for as an actuarial gain or loss in OCI in 2016 and future years.

2. Significant accounting policy judgments and estimates continued

At December 31, 2015, Syngenta has reduced the opt-out assumption to 10 percent because during 2015 it agreed to increase benefit accrual rates for service in 2016 and future years, thus providing an additional incentive for existing members to remain in the defined benefit section of the plan. The effect of this change was not material.

Deferred tax assets

At December 31, 2015, Syngenta’s deferred tax assets are $783 million (2014: $1,008 million), as further analysed in Note 7. Included in this balance are deferred tax assets for unused tax losses and tax credits of $40 million (2014: $38 million). The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or in which tax losses can be utilized. The tax effect of unused tax losses is recognized as a deferred tax asset when it becomes probable that the tax losses will be utilized. In making assessments regarding deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. At December 31, 2015, based upon the level of historical taxable income and projections for future taxable income over the periods in which deferred tax assets are deductible, management believes that it is more likely than not that Syngenta will realize the benefits of these deductible differences. The amount of deferred tax assets considered realizable could however be reduced in subsequent years if estimates of future taxable income during their carry forward periods are reduced, or rulings by the tax authorities are unfavorable. Estimates are therefore subject to change due to both market related and government related uncertainties, as well as Syngenta’s own future decisions on restructuring and other matters. Syngenta is unable to accurately quantify the future adjustments to deferred income tax expense that may occur as a result of these uncertainties.

The principal jurisdictions where deferred tax assets have not been recognized are Argentina, Belgium and Brazil (2014: Argentina, Russia and Ukraine). For Argentina, no net deferred tax assets have been recognized at December 31, 2015 or 2014. Non recognition in Belgium relates to the impact of post-acquisition integration of Devgen on actual tax losses and expected future taxable profits. For Russia and Ukraine, the criteria for recognizing deferred tax assets were not met at December 31, 2014, because of local currency weakness and developments in the economic and political environment during 2014, but are met at December 31, 2015 because of improved local profitability. At December 31, 2014, net deferred tax assets in Brazil were fully recognized. Local profitability in Brazil was reduced in 2015 by challenging market conditions and local currency weakness, both of which are expected to continue in 2016. As a result, future taxable profits are expected to be lower than was estimated in 2014 and are no longer sufficient to recognize the deferred tax asset in full. In making this assessment, for one Syngenta main subsidiary in Brazil, the forecast horizon used for taxable profits is 5 years. During this period, Syngenta has projected that local profitability will recover from current levels but will not achieve the levels forecast in 2014. Taxable profits that may arise beyond the 5 year horizon are subject to greater uncertainty and have not been considered. Consequently, for Brazil, at December 31, 2015 Syngenta has recognized $167 million of net deferred tax assets and has not recognized $46 million of deferred tax assets.

Uncertain tax positions

Syngenta’s supply chain is international, and intellectual property rights owned by Syngenta are used internationally within the Group. Transfer prices for the delivery of goods and charges for the provision of services by one Syngenta subsidiary to another, and arrangements to share research and development costs, may be subject to challenge by the national tax authorities in any of the jurisdictions in which Syngenta operates. Interpretation of taxation rules relating to financing arrangements between Syngenta entities and to foreign currency translation differences may also give rise to uncertain tax positions. Where a distribution of subsidiary retained earnings would incur withholding taxes, Syngenta also makes a management judgment as to whether a future distribution is probable.

Syngenta estimates and accrues taxes that will ultimately be payable when reviews or audits by tax authorities of tax returns are completed. These estimates include significant management judgments about the eventual outcome of the reviews and audits of all open years based on the latest information available about the positions expected to be taken by each tax authority. Actual outcomes and settlements may differ significantly from the estimates recorded in these consolidated financial statements. This may affect income tax expense reported in future years’ consolidated income statements. At December 31, 2015, Syngenta’s balance sheet includes assets of $124 million (2014: $89 million) included within other accounts receivable, and liabilities of $444 million (2014: $706 million) shown separately on the face of the balance sheet, for current income taxes. These liabilities include $382 million in respect of the uncertain tax positions described above (2014: $381 million). The liability for uncertain income tax positions that Syngenta expects will be resolved in 2016 is approximately 12 percent of total recognized current income tax liabilities.

3. Acquisitions, divestments and other significant transactions

The following significant transactions occurred during 2015, 2014 and 2013.

2015

On October 15, 2015, Syngenta acquired 100 percent of the shares of Land.db Enterprises Inc. in exchange for cash, including contingent consideration. The primary reason for the acquisition was to gain exclusive control of the AgriEdge Excelsior® farm management software program, which integrates products, services, risk management and technology for growers. The assets, liabilities, acquisition-date fair value of consideration and related costs for the acquisition are not material. Due to on-going valuation activity, the amounts recognized are all provisional.

Payments and receipts in 2015 of deferred and contingent consideration related to acquisitions and divestments completed in prior periods were not material.

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

On July 21, 2014, Syngenta acquired the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, the Swedish food, energy and agriculture group, in exchange for cash. The acquired business consists of 100 percent of the shares of Lantmännen SW Seed Hadmersleben GmbH, Lantmännen SW Seed GmbH, SW Winter Oilseed AB and certain sites in Germany. The primary reasons for the acquisition were to give Syngenta access to high-quality germplasm, a seeds pipeline and commercial varieties which complement Syngenta’s portfolio and will support the continued development of hybrid cereals for growers worldwide. Goodwill was $12 million and mainly represents synergies expected in combining operations for the breeding and commercialization of high performing cereals and oilseed rape varieties. Measurement period adjustments to the provisional asset and liability amounts recognized at December 31, 2014 were not material.

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2014 acquisitions are as follows:

($m)
Property, plant and equipment	56
Intangible assets	46
Other assets	37
Deferred tax liabilities	(19)
Other liabilities	(54)
Net assets acquired	66
Purchase price	84
Goodwill	18

Costs related to these acquisitions were not material.

Cash flow from these 2014 acquisitions was as follows:

($m)
Total cash paid for shares	84
Net cash acquired	(4)
Net cash outflow	80

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

4. Segmental breakdown of key figures for the years ended December 31, 2015, 2014 and 2013

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

2015 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	3,843	3,117	3,569	1,830	-	12,359	645	13,004
Royalty and license income – from third parties	41	293	63	7	-	404	3	407
Total segment sales	3,884	3,410	3,632	1,837	-	12,763	648	13,411
Cost of goods sold	(1,889)	(1,779)	(2,118)	(1,012)	54	(6,744)	(298)	(7,042)
Gross profit	1,995	1,631	1,514	825	54	6,019	350	6,369
Marketing and distribution	(586)	(537)	(557)	(286)	(83)	(2,049)	(161)	(2,210)
Research and development	-	-	-	-	(1,310)	(1,310)	(52)	(1,362)
General and administrative:
Restructuring	(128)	(37)	(28)	(20)	(168)	(381)	(7)	(388)
Other general and administrative	(126)	(84)	(39)	(35)	(274)	(558)	(10)	(568)
Operating income/(loss) – continuing operations	1,155	973	890	484	(1,781)	1,721	120	1,841
Included in the above operating income from continuing operations are:
Personnel costs	(590)	(446)	(469)	(267)	(1,042)	(2,814)	(158)	(2,972)
Depreciation of property, plant and equipment					(332)	(332)	(17)	(349)
Amortization of intangible assets					(175)	(175)	(15)	(190)
Impairment of property, plant and equipment, intangible and financial assets	(3)	(11)		(1)	(51)	(66)	-	(66)
Other non-cash items including charges in respect of provisions					(270)	(270)	(15)	(285)
Gains/(losses) on hedges reported in operating income	1	(14)	30	-	(31)	(14)	24	10

During 2015, Syngenta refined its method for allocating personnel costs to segments for disclosure purposes to take advantage of improved availability of personnel cost data. This had no impact on segment operating income.

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2015 ($m)
Segment operating income	1,841
Income from associates and joint ventures	7
Financial expense, net	(256)
Income before taxes	1,592

4. Segmental breakdown of key figures for the years ended December 31, 2015, 2014 and 2013 continued

2014 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	4,492	3,458	4,273	2,024	–	14,247	690	14,937
Royalty and license income – from third parties	55	124	6	9	–	194	3	197
Total segment sales	4,547	3,582	4,279	2,033	–	14,441	693	15,134
Cost of goods sold	(2,180)	(2,003)	(2,492)	(1,107)	(92)	(7,874)	(318)	(8,192)
Gross profit	2,367	1,579	1,787	926	(92)	6,567	375	6,942
Marketing and distribution	(720)	(564)	(615)	(314)	(110)	(2,323)	(174)	(2,497)
Research and development	–	–	–	–	(1,376)	(1,376)	(54)	(1,430)
General and administrative:
Restructuring	(30)	(22)	(26)	(4)	(96)	(178)	(15)	(193)
Other general and administrative	(161)	(92)	(77)	(48)	(307)	(685)	(32)	(717)
Operating income/(loss) – continuing operations	1,456	901	1,069	560	(1,981)	2,005	100	2,105
Included in the above operating income from continuing operations are:
Personnel costs	(651)	(473)	(536)	(304)	(696)	(2,660)	(144)	(2,804)
Depreciation of property, plant and equipment					(348)	(348)	(17)	(365)
Amortization of intangible assets					(227)	(227)	(16)	(243)
Impairment of property, plant and equipment, intangible and financial assets					(24)	(24)	(1)	(25)
Other non-cash items including charges in respect of provisions					(83)	(83)	(7)	(90)
Gains/(losses) on hedges reported in operating income	(1)	1	(11)	–	16	5	8	13

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2014 ($m)
Segment operating income	2,105
Income from associates and joint ventures	7
Financial expense, net	(217)
Income before taxes	1,895

4. Segmental breakdown of key figures for the years ended December 31, 2015, 2014 and 2013 continued

2013 ($m)	Europe, Africa, Middle East	North America	Latin America	Asia Pacific	Non- regional	Total integrated	Lawn and Garden	Group
Product sales – to third parties	4,184	3,709	3,987	1,931	–	13,811	688	14,499
Royalty and license income – from third parties	39	139	4	4	–	186	3	189
Total segment sales	4,223	3,848	3,991	1,935	–	13,997	691	14,688
Cost of goods sold	(1,958)	(2,169)	(2,290)	(1,041)	(215)	(7,673)	(313)	(7,986)
Gross profit	2,265	1,679	1,701	894	(215)	6,324	378	6,702
Marketing and distribution	(676)	(544)	(594)	(300)	(104)	(2,218)	(176)	(2,394)
Research and development	–	–	–	–	(1,320)	(1,320)	(56)	(1,376)
General and administrative:
Restructuring	(18)	(27)	(5)	(6)	(101)	(157)	(22)	(179)
Other general and administrative	(141)	(61)	(87)	(54)	(297)	(640)	(27)	(667)
Operating income/(loss) – continuing operations	1,430	1,047	1,015	534	(2,037)	1,989	97	2,086
Included in the above operating income from continuing operations are:
Personnel costs	(541)	(449)	(475)	(266)	(706)	(2,437)	(158)	(2,595)
Depreciation of property, plant and equipment					(320)	(320)	(18)	(338)
Amortization of intangible assets					(238)	(238)	(17)	(255)
Impairment of property, plant and equipment, intangible and financial assets					(34)	(34)	–	(34)
Other non-cash items including charges in respect of provisions					(61)	(61)	(11)	(72)
Gains/(losses) on hedges reported in operating income	–	(14)	25	–	(18)	(7)	15	8

Segment operating income/(loss) reconciles to consolidated income before taxes as follows:

2013 ($m)
Segment operating income	2,086
Income from associates and joint ventures	48
Financial expense, net	(200)
Income before taxes	1,934

4. Segmental breakdown of key figures for the years ended December 31, 2015, 2014 and 2013 continued

Revenues by product group for the years ended December 31, 2015, 2014 and 2013 are as follows:

($m)	2015	2014	2013
Crop Protection	9,925	11,286	10,793
Seeds	2,838	3,155	3,204
Lawn and Garden	648	693	691
Total	13,411	15,134	14,688

Summarized additional information on the nature of expenses for the years ended December 31, 2015, 2014 and 2013 is as follows:

($m)	2015	2014	2013
Salaries, short-term employee benefits and other personnel expense	2,685	2,733	2,374
Pension and other post-employment benefit expense	220	8	141
Share based payment expense	67	63	80
Total personnel costs	2,972	2,804	2,595
Depreciation of property, plant and equipment	349	365	338
Impairment of property, plant and equipment	43	21	–
Amortization of intangible assets	190	243	255
Impairment of intangible assets	22	–	23

Pension and other post-employment benefit expense for 2015 includes $10 million of losses on amendment and settlement of pension plans (2014: gains of $175 million; 2013: gains of $41 million), recognized within General and administrative and allocated across the segments (2014: Cost of goods sold $93 million; Marketing and distribution $11 million; Research and development $49 million; and General and administrative $22 million. These gains were included within Non-regional, except for immaterial amounts; 2013: General and administrative, and Non-regional). Further information relating to these gains is given in Notes 2 and 22.

5. Regional breakdown of key figures for the years ended December 31, 2015, 2014 and 2013

The following countries individually accounted for more than 5 percent of one or more of the respective Syngenta totals for the years ended December 31, 2015, 2014 and 2013 or at December 31, 2015 and 2014.

($m, except %)	Sales¹	Total non-current assets²
Country	2015	%	2014	%	2013	%	2015	%	2014	%
Brazil	2,519	19	2,945	19	2,715	18	226	3	268	4
France	605	4	743	5	684	5	128	2	144	2
Switzerland	63	-	69	–	70	–	2,680	39	2,827	38
UK	204	2	239	2	190	1	530	8	567	8
USA	3,303	25	3,292	22	3,486	24	1,968	28	1,894	26
Others	6,717	50	7,846	52	7,543	52	1,400	20	1,620	22
Total	13,411	100	15,134	100	14,688	100	6,932	100	7,320	100

1	Sales by location of third party customer

2	Excluding deferred tax assets, defined benefit pension assets and derivative financial assets

No single customer accounted for 10 percent or more of Syngenta’s total sales.

6. Restructuring

Restructuring for the years ended December 31, 2015, 2014 and 2013, broken down into the main restructuring initiatives, consists of the following:

($m)	2015	2014	2013
Accelerating operational leverage programs:
Cash costs
Charged to provisions	166	7	–
Expensed as incurred	62	42	–
Pension curtailment gain	(21)	–	–
Non-cash costs
Impairments	33	14	–

Integrated crop strategy programs:
Cash costs
Charged to provisions	6	17	7
Expensed as incurred	21	44	53

Operational efficiency programs:
Cash costs
Charged to provisions	–	1	6
Expensed as incurred	–	17	27
Non-cash costs
Impairments	–	–	6

Acquisition, divestment and related costs:
Cash costs
Charged to provisions	–	2	–
Expensed as incurred	91	25	30
Non-cash items
Fixed asset impairment	1	–	–
Reversal of inventory step-ups	–	13	–
Reacquired rights	–	–	11
Divestment losses	–	–	4

Other non-cash restructuring:
Non-current asset impairment	29	24	35
Total restructuring	388	206	179

Restructuring for the years ended December 31, 2015, 2014 and 2013 is presented within the consolidated income statement as follows:

($m)	2015	2014	2013
Reported as:
Cost of goods sold	-	13	–
General and administrative	388	193	179
Total restructuring	388	206	179

6. Restructuring continued

2015

Accelerating operational leverage programs

Cash costs of $228 million, including $127 million of severance and pension charges, consist of $77 million for initiatives to restructure marketing and commercial operations, $43 million for projects to drive efficiencies in territory commercial operations, $48 million to rationalize logistical operations and optimize production capacity, $36 million for Research and Development productivity projects, $17 million for projects to increase the effectiveness of back office support services and $7 million for project management. The pension curtailment gain consists of the difference between the cash contributions payable on early retirements and the calculation of net pension curtailment costs according to IFRS, with regards to the Swiss defined benefit pension plan. Cash costs for early retirements are included in the cash costs of various projects described above. Non-cash impairment costs of $33 million consist of tangible asset write-downs at three sites resulting from projects to rationalize logistical operations and optimize production capacity.

Integrated crop strategy programs

Cash costs of $27 million include $20 million of charges for the transfer of certain system and process management activities to the internal service center in India, including $11 million for information system projects, $1 million to restructure the integrated Research and Development function, $1 million to restructure the Human Resource organization and $5 million of corporate headquarter and other costs.

Acquisition, divestment and related costs

Cash costs of $91 million include $8 million incurred to integrate previous acquisitions, mainly the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen, PSB and MRI. A further $83 million represents transaction charges, including costs related to potential industry consolidation transactions, such as the proposals received from Monsanto Company, as well as costs associated with the separation and planned divestment of the Flowers and Vegetables Seeds businesses announced during 2015. The impairment relates to fixed assets acquired with the German and Polish winter wheat and winter oilseed rape breeding and business operations of Lantmännen.

Other non-cash restructuring

Other non-current asset impairment of $29 million includes $20 million to impair the assets of a seeds crop where expectations of future operating profitability have reduced, $7 million of impairment of exclusive distribution rights where the distribution agreement has been terminated and $2 million for two other intangible asset impairments.

2014

Accelerating operational leverage programs

In February 2014, Syngenta commenced the restructuring program to drive further improvements in operating income margins and accelerate delivery of operational leverage as sales grow. 2014 cash costs of $49 million included $14 million for initiatives to restructure marketing and commercial operations, $13 million for projects to drive efficiencies in territory commercial operations, particularly in Latin America, $11 million to rationalize logistical operations and optimize production capacity, $5 million for Research and Development productivity projects, and $6 million for project management. Non-cash charges consisted of $1 million for the impairment of a site, which is closed, and $13 million for inventory write-downs due to a significant rationalization of the Vegetables product range.

Integrated crop strategy programs

Cash costs of $61 million included $24 million of charges for the transfer of certain system and process management activities to a new internal service center in India, including severance and pension costs of $11 million, $25 million for the development and rollout of processes and training programs for marketing the integrated Crop Protection and Seeds product offers and related commercial reorganization, $4 million for information system projects, $4 million to restructure the integrated Research and Development function, $2 million to restructure the Human Resource organization and $2 million for legal entity rationalization projects.

Operational efficiency programs

The operational efficiency restructuring programs announced in 2004 and 2007 were substantially complete. The final expenditures of $18 million in 2014 largely related to the rollout of standardized and outsourced human resource support services.

Acquisition, divestment and related costs

Cash costs of $27 million included $21 million incurred to integrate previous acquisitions, mainly Devgen, MRI, PSB, and the Polish and German winter wheat and oilseed rape breeding and business operations of Lantmännen. A further $6 million consisted of transaction costs, including those related to uncompleted transactions. Reversal of inventory step-up related to the MRI and PSB acquisitions.

Other non-cash restructuring

Other non-cash restructuring consisted of $20 million of fixed asset impairments, including $14 million for plant and machinery in Brazil and Canada due to significant changes in production processes and $6 million for development costs of major plant expansion projects that were subsequently aborted, and $4 million for the impairment of loan notes related to strategic venture capital investments.

6. Restructuring continued

2013

Integrated crop strategy programs

Cash costs of $60 million included $27 million of charges for consultancy and advisory services, re-training of employees and project management, $17 million for information system infrastructure projects, $8 million for legal entity merger projects to combine former Seeds and Crop Protection legal entities, $6 million to restructure the Research and Development function and $2 million for integration of marketing and sales operations, mainly in Europe.

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

Acquisition, divestment and related costs

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

7. Income taxes

Income before taxes from continuing operations for the years ended December 31, 2015, 2014 and 2013 consists of the following:

($m)	2015	2014	2013
Switzerland	849	624	1,241
Foreign	743	1,271	693
Total income before taxes	1,592	1,895	1,934

Income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2015, 2014 and 2013 consists of the following:

($m)	2015	2014	2013
Current income tax (expense):
Switzerland	(47)	(99)	(88)
Foreign	(117)	(355)	(281)
Total current income tax (expense)	(164)	(454)	(369)

Deferred income tax (expense)/benefit:
Switzerland	(4)	60	(39)
Foreign	(80)	121	123
Total deferred income tax (expense)/benefit	(84)	181	84

Total income tax (expense):
Switzerland	(51)	(39)	(127)
Foreign	(197)	(234)	(158)
Total income tax (expense)	(248)	(273)	(285)

7. Income taxes continued

The components of current income tax (expense) on income from continuing operations for the years ended December 31, 2015, 2014 and 2013 are:

($m)	2015	2014	2013
Current tax (expense) relating to current years	(271)	(521)	(406)
Adjustments to current tax for prior periods	90	10	10
Utilization of tax losses against taxable income	15	54	26
Benefit of previously unrecognized tax losses	2	3	1
Total current income tax (expense)	(164)	(454)	(369)

The components of deferred income tax (expense)/benefit on income from continuing operations for the years ended December 31, 2015, 2014 and 2013 are:

($m)	2015	2014	2013
Origination and reversal of temporary differences	27	272	93
Changes in tax rates or legislation	5	4	34
Other adjustments to deferred tax for prior periods	(50)	–	–
Utilization of tax losses previously recognized as deferred tax assets	(15)	(54)	(26)
Benefit of previously unrecognized deferred tax assets	34	22	2
Non recognition of deferred tax assets	(85)	(63)	(19)
Total deferred income tax (expense)/benefit	(84)	181	84

OCI and Income tax relating thereto, for each component of equity, for the years ended December 31, 2015, 2014 and 2013 is as follows:

2015	2014	2013
($m)	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax	Pre-tax	Tax	Post-tax
Items that will not be reclassified to profit or loss:
Fair value reserves: Equity investments at fair value through OCI	(3)	(1)	(4)	(33)	4	(29)	17	(3)	14
Retained earnings: Actuarial gains/(losses)	(61)	11	(50)	(511)	123	(388)	146	(55)	91
Items that may be reclassified to profit or loss:
Fair value reserves: Cash flow and net investment hedges	38	(10)	28	(37)	5	(32)	14	(11)	3
Currency translation effects	(698)	(64)	(762)	(625)	(70)	(695)	(39)	(48)	(87)
Total	(724)	(64)	(788)	(1,206)	62	(1,144)	138	(117)	21

The following tax was (charged)/credited to shareholders’ equity for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Current tax[1]	12	(1)	4
Deferred tax[1]	(3)	(5)	(3)
Total income tax (charged)/credited to equity	9	(6)	1

1	Current and deferred tax related to share based payments

7. Income taxes continued

Analysis of tax rate

The table below presents the main elements causing Syngenta’s effective tax rate to differ from the statutory tax rate for the years ended December 31, 2015, 2014 and 2013. Syngenta’s statutory rate consists of the domestic Swiss tax rate. Syngenta applies the domestic Swiss tax rate as it is more meaningful than using the weighted average tax rate.

The domestic Swiss tax rate consists of the Swiss federal income tax rate (8.50 percent) and the income tax rate of the canton Basel (20.00 percent). Federal and canton tax rates are deductible from the tax basis, therefore the Swiss domestic tax rate is 22.18 percent in 2015, 2014 and 2013.

	2015%	2014%	2013%
Statutory tax rate	22	22	22
Effect of income taxed at different rates	(8)	(4)	(7)
Tax deduction for amortization and impairments not recognized for IFRS	(2)	(3)	(1)
Effect of other disallowed expenditures and income not subject to tax	(3)	(1)	(1)
Effect of changes in tax rates and laws on previously recognized deferred tax assets and liabilities	–	–	(2)
Effect of recognition of previously unrecognized deferred tax assets	(2)	(1)	–
Changes in prior year estimates and other items	4	(2)	3
Effect of non-recognition of deferred tax assets	5	3	1
Effective tax rate	16	14	15

Effect of income taxed at different rates includes rate differences from the domestic Swiss tax rate attributable to income generated from intellectual property that is taxed at reduced rates and the effect of lower tax rates in certain countries with regard to treasury, investment, group funding and regional management activities as well as logistical operations management. In most of these countries, Syngenta has entered into advanced pricing agreements.

The movements in deferred tax assets and liabilities during the year ended December 31, 2015 are as follows:

2015 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	544	5	(100)	(36)	–	413
Accounts receivable	264	(40)	–	(45)	–	179
Pensions and employee costs	161	9	8	(16)	(1)	161
Provisions	342	30	–	(32)	(2)	338
Unused tax losses	38	–	–	4	(2)	40
Financial instruments, including derivatives	21	(5)	–	2	–	18
Other	24	6	–	(9)	15	36
Deferred tax assets	1,394	5	(92)	(132)	10	1,185
Liabilities associated with:
Property, plant and equipment	(322)	(19)	–	5	(9)	(345)
Intangible assets	(293)	19	–	5	(8)	(277)
Inventories	(147)	(24)	35	32	–	(104)
Financial instruments, including derivatives	(42)	(1)	1	–	–	(42)
Other provisions and accruals	(183)	(13)	–	1	–	(195)
Other	(64)	(51)	–	7	1	(107)
Deferred tax liabilities	(1,051)	(89)	36	50	(16)	(1,070)
Net deferred tax asset/(liability)	343	(84)	(56)	(82)	(6)	115

7. Income taxes continued

The movements in deferred tax assets and liabilities during the year ended December 31, 2014 are as follows:

2014 ($m)	January 1	Recognized in net income	Recognized in equity and OCI	Currency translation effects	Other movements and acquisitions	December 31
Assets associated with:
Inventories	622	16	(72)	(20)	(2)	544
Accounts receivable	242	65	–	(43)	–	264
Pensions and employee costs	96	(45)	118	(8)	–	161
Provisions	269	100	–	(27)	–	342
Unused tax losses	90	(54)	–	(2)	4	38
Financial instruments, including derivatives	14	(1)	2	–	6	21
Other	7	(6)	–	23	–	24
Deferred tax assets	1,340	75	48	(77)	8	1,394
Liabilities associated with:
Property, plant and equipment	(327)	–	–	15	(10)	(322)
Intangible assets	(282)	8	–	10	(29)	(293)
Inventories	(162)	(14)	–	33	(4)	(147)
Financial instruments, including derivatives	(19)	6	(23)	–	(6)	(42)
Other provisions and accruals	(325)	121	–	21	–	(183)
Other	(59)	(15)	4	6	–	(64)
Deferred tax liabilities	(1,174)	106	(19)	85	(49)	(1,051)
Net deferred tax asset/(liability)	166	181	29	8	(41)	343

The deferred tax assets and liabilities at December 31, 2015 and 2014 reconcile to the amounts presented in the consolidated balance sheet as follows:

($m)	2015	2014
Deferred tax assets	1,185	1,394
Adjustment to offset deferred tax assets and liabilities[1]	(402)	(386)
Adjusted deferred tax assets	783	1,008

Deferred tax liabilities	(1,070)	(1,051)
Adjustment to offset deferred tax assets and liabilities[1]	402	386
Adjusted deferred tax liabilities	(668)	(665)

1	Deferred tax assets and liabilities relating to income taxes levied by the same taxation authority on the same taxable entity or on entities which intend to settle current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously are offset for presentation on the face of the consolidated balance sheet where a legal right of set-off exists

The gross value at December 31, 2015 and 2014 of unused tax loss carry forwards for which no deferred tax asset has been recognized, by expiration date, is as follows:

($m)	2015	2014
One year	2	3
Two years	2	3
Three years	-	6
Four years	3	4
Five years	13	5
More than five years	772	614
No expiry	64	12
Total	856	647

The above losses consist mainly of US state tax loss carry forwards. The applicable tax rate for these US state tax carry forwards is 5 percent of the gross amounts.

Deferred tax assets, other than those related to unused tax losses, are not subject to expiry.

7. Income taxes continued

A deferred tax asset or liability has not been recognized at December 31, 2015 and 2014 on the following items:

($m)	2015	2014
Temporary differences for which no deferred tax assets have been recognized	342	373
Temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized	695	822

There are no income tax consequences for Syngenta of paying a dividend to its shareholders.

8. Earnings per share

Basic earnings per share amounts are calculated by dividing net income for the year attributable to ordinary shareholders of Syngenta AG by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary shareholders of Syngenta AG by the sum of the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. For each year presented, unvested share awards subject to Syngenta specific performance conditions are included in potential ordinary shares only if those conditions would have been met based on cumulative actual performance from the start of the performance period up to December 31 in the year concerned.

Treasury shares are deducted from total shares in issue for the purposes of calculating earnings per share.

The calculation of diluted earnings per share for the year ended December 31, 2015 excluded 713,803 (2014: 588,865; 2013: 261,854) of Syngenta AG shares and options granted to employees, as their inclusion would have been antidilutive.

($m, except number of shares)	2015	2014	2013
Net income attributable to Syngenta AG shareholders	1,339	1,619	1,644

Weighted average number of shares
Weighted average number of shares – basic	91,908,128	91,674,127	91,952,222
Adjustments for dilutive potential ordinary shares:
Grants of options over Syngenta AG shares under employee share participation plans	120,317	116,338	257,161
Grants of Syngenta AG shares under employee share participation plans	178,090	216,624	249,923
Weighted average number of shares – diluted	92,206,535	92,007,089	92,459,306

9. Trade and other accounts receivable

Trade receivables at December 31, 2015 and 2014 are as follows:

($m)	2015	2014
Trade receivables, gross	4,447	3,949
Provision for doubtful trade receivables	(319)	(251)
Trade receivables, net	4,128	3,698

Movements in the provision for doubtful trade receivables for the years ended December 31, 2015 and 2014 are as follows:

($m)	2015	2014
January 1	(251)	(226)
Amounts charged to income	(75)	(63)
Amounts written off	7	13
Currency translation effects and other	-	25
December 31	(319)	(251)

9. Trade and other accounts receivable continued

The ages of trade and other accounts receivable at December 31, 2015 and 2014 that were past due, but not impaired, are as follows:

2015 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	670	277	109	284
Provision for doubtful trade receivables	(259)	(8)	(26)	(225)
Other accounts receivable	395	277	49	69
Total	806	546	132	128

2014 ($m)	Total past due	0–90 days	90–180 days	More than 180 days
Trade receivables, gross	575	306	91	178
Provision for doubtful trade receivables	(184)	(9)	(26)	(149)
Other accounts receivable	332	182	18	132
Total	723	479	83	161

At the reporting date there are no indications that debtors whose accounts are neither overdue nor impaired will not meet their payment obligations. The carrying amount of trade receivables includes $46 million (2014: $35 million) that are due more than one year from the balance sheet date.

The carrying amount of trade receivables transferred in full and partial recourse factoring arrangements, but not derecognized is $144 million (2014: $187 million). Related liabilities of $144 million (2014: $187 million) are disclosed in Note 16. The amount of these receivables before the transfer transactions was $151 million (2014: $361 million). Additionally, in 2015 Syngenta transferred $102 million of trade receivables to a securitization entity and received $81 million cash from third party investors in that entity. Those investors have recourse for repayment of their investment only to the cash flows from the securitized Syngenta receivables. Syngenta is exposed to expected losses on these receivables through its subordinated first loss interest in the securitization issuance and has continued to recognize the full $102 million carrying amount of the receivables at December 31, 2015. The net position of $21 million represents Syngenta’s maximum exposure to losses, subject to compliance with the terms of this arrangement. Syngenta has recognized the $81 million cash received in current financial debt. The fair value of these receivables and liabilities at December 31, 2015 is not significantly different from their carrying amounts.

The fair value of trade receivables containing embedded exchange rate options that Syngenta has classified as at fair value through profit or loss at December 31, 2015 was $105 million (2014: $191 million). These amounts represent Syngenta’s maximum exposure to credit risk relating to these types of trade receivables. Amounts charged to profit or loss in relation to these trade receivables for the years ended December 31, 2015 and 2014 were not material.

Other accounts receivable of $845 million (2014: $747 million) include income taxes recoverable of $124 million (2014: $89 million) and are net of immaterial provisions for doubtful accounts.

10. Other current assets

Other current assets at December 31, 2015 and 2014 are as follows:

($m)	2015	2014
Prepaid expenses	168	155
Non-current assets classified as held for sale	39	5
Assets held under barter agreements	81	60
Other	50	24
Total	338	244

Non-current assets classified as held for sale relate to assets at one manufacturing site.

11. Inventories

Inventories at December 31, 2015 and 2014 are as follows:

($m)	2015	2014
Raw materials and consumables	895	1,034
Biological assets	29	31
Work in progress	1,019	970
Finished products	2,402	2,826
Total	4,345	4,861

11. Inventories continued

Movements in inventory write-downs for the years ended December 31, 2015 and 2014 are as follows:

($m)	2015	2014
January 1	(422)	(457)
Additions charged to income	(285)	(289)
Reversals of inventory write-downs	74	50
Amounts utilized on disposal of related inventories	259	306
Currency translation effects and other	41	(32)
December 31	(333)	(422)

Reversals of inventory write-downs arise in the normal course of business when actual outcomes are more favorable than assumptions made in prior periods about Syngenta’s future ability to sell inventories that are subject to risks of degradation and obsolescence, such as germination of seeds.

Movements in biological assets for the years ended December 31, 2015 and 2014 are as follows. These include amounts classified as other non-current assets.

($m)	2015	2014
January 1	32	36
Changes in fair value	135	151
Additions to cost	7	4
Sales and harvest	(140)	(156)
Currency translation effects and other	(3)	(3)
December 31	31	32
Of which: carried at fair value less costs to sell	29	28

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

Quantities of biological assets in inventories at December 31, 2015 and 2014 are:

	2015	2014
(Millions of plants)
Plants	65	72
Cuttings	530	482
(Thousands of hectares cultivated)
Growing crops	1	-

12. Property, plant and equipment

Movements in property, plant and equipment for the year ended December 31, 2015 are as follows:

2015 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	181	2,012	4,961	552	7,706
Additions	2	47	200	229	478
Disposals	(2)	(8)	(130)	(4)	(144)
Classified as held-for-sale	(1)	(17)	(74)	(6)	(98)
Transfers between categories	6	75	222	(303)	–
Currency translation effects and other	(8)	(98)	(294)	(56)	(456)
December 31	178	2,011	4,885	412	7,486
Accumulated depreciation and impairment losses
January 1	–	(1,072)	(3,072)	–	(4,144)
Depreciation charge	–	(66)	(283)	–	(349)
Impairment losses	–	(8)	(35)	–	(43)
Depreciation on disposals	–	6	113	–	119
Classified as held-for-sale	–	6	49	–	55
Currency translation effects and other	–	54	205	–	259
December 31	–	(1,080)	(3,023)	–	(4,103)
Net book value – December 31	178	931	1,862	412	3,383

Additions to property, plant and equipment of $478 million (2014: $713 million) comprise $453 million (2014: $600 million) of cash purchases and $25 million (2014: $113 million) of other additions, including business combinations, initial recognition of finance leases and capitalized borrowing costs.

The net book value of property, plant and equipment accounted for as finance lease assets at December 31, 2015 was $72 million (2014: $101 million) of which $61 million is classified as Machinery and equipment (2014: $87 million) and $11 million is classified as Buildings (2014: $14 million).

Movements in property, plant and equipment for the year ended December 31, 2014 were as follows:

2014 ($m)	Land	Buildings	Machinery and equipment	Assets under construction	Total
Cost
January 1	157	2,049	4,940	501	7,647
Additions	43	74	203	393	713
Disposals	(1)	(31)	(90)	(5)	(127)
Transfers between categories	8	68	215	(291)	–
Currency translation effects and other	(26)	(148)	(307)	(46)	(527)
December 31	181	2,012	4,961	552	7,706
Accumulated depreciation and impairment losses
January 1	–	(1,124)	(3,017)	–	(4,141)
Depreciation charge	–	(67)	(298)	–	(365)
Impairment losses	–	–	(21)	–	(21)
Depreciation on disposals	–	31	82	–	113
Currency translation effects and other	–	88	182	–	270
December 31	–	(1,072)	(3,072)	–	(4,144)
Net book value – December 31	181	940	1,889	552	3,562

13. Intangible assets

Movements in intangible assets for the year ended December 31, 2015 are as follows:

2015 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,934	2,958	85	52	399	358	5,786
Additions from business combinations	8	16	1	–	16	(16)	25
Other additions	–	13	–	–	41	38	92
Retirements and disposals	–	(2)	(1)	(4)	(10)	(10)	(27)
Currency translation effects	(33)	(18)	(1)	–	(5)	(6)	(63)
December 31	1,909	2,967	84	48	441	364	5,813
Accumulated amortization and impairment losses
January 1	(274)	(1,858)	(38)	(27)	(289)	(114)	(2,600)
Amortization charge	–	(125)	(5)	(4)	(28)	(28)	(190)
Impairment losses	–	–	(9)	(3)	–	(10)	(22)
Retirements and disposals	–	–	1	5	10	8	24
Currency translation effects	4	4	–	1	3	3	15
December 31	(270)	(1,979)	(51)	(28)	(304)	(141)	(2,773)
Net book value – December 31	1,639	988	33	20	137	223	3,040

Other additions in 2015 and 2014 include intangible assets arising from license agreements involving non-monetary exchanges or where the cash flows related to the acquisition of the asset are payable over several years. Internally developed intangible assets of $62 million (2014: $37 million) are included within other additions. Cash paid to acquire and develop intangible assets was $90 million (2014: $82 million).

Amortization is included partly within cost of goods sold and partly within general and administrative expenses.

Other intangibles consist principally of values assigned to leases, supply contracts, production know-how and customer relationships acquired in business combinations.

Movements in intangible assets for the year ended December 31, 2014 were as follows:

2014 ($m)	Goodwill	Product rights	Trademarks	Patents	Software	Other intangibles	Total
Cost
January 1	1,949	3,361	90	68	414	379	6,261
Additions from business combinations	35	25	–	–	–	4	64
Other additions	–	30	–	–	34	45	109
Retirements and disposals	–	(338)	–	(8)	(9)	(51)	(406)
Currency translation effects	(50)	(120)	(5)	(8)	(40)	(19)	(242)
December 31	1,934	2,958	85	52	399	358	5,786
Accumulated amortization and impairment losses
January 1	(280)	(2,084)	(36)	(36)	(300)	(144)	(2,880)
Amortization charge	–	(175)	(5)	(4)	(30)	(29)	(243)
Retirements and disposals	–	338	–	8	9	51	406
Currency translation effects	6	63	3	5	32	8	117
December 31	(274)	(1,858)	(38)	(27)	(289)	(114)	(2,600)
Net book value – December 31	1,660	1,100	47	25	110	244	3,186

13. Intangible assets continued

The net book value at December 31, 2015 and 2014 of goodwill is allocated to Syngenta’s operating segments and other CGUs as summarized below:

($m)	2015	2014
Allocated to operating segments:
Europe, Africa and Middle East (EAME)	235	235
North America	197	197
Latin America	173	173
Asia Pacific	338	355
Lawn and Garden	35	37
Total allocated to operating segments	978	997
Allocated to other individual CGUs:
North America Corn and Soybean seed	315	315
Other, not individually significant	346	348
Total allocated to other individual CGUs	661	663
Total goodwill	1,639	1,660

Goodwill on recent acquisitions which had not yet been allocated to a CGU was not material at December 31, 2015 or 2014.

14. Financial and other non-current assets

Financial and other non-current assets at December 31, 2015 and 2014, are as follows:

($m)	2015	2014
Equity securities at fair value through OCI (Note 28)	73	71
Other non-current receivables	259	313
Defined benefit post-employment benefit asset (Note 22)	35	8
Long-term derivative financial assets (Note 28)	29	28
Total financial and other non-current assets	396	420
Investments in associates and joint ventures	177	188
Total	573	608

None of Syngenta’s investments in associates and joint ventures are publicly quoted. At December 31, 2015, these investments consist mainly of $101 million (2014: $108 million) for a 50 percent ownership of CIMO Compagnie Industrielle de Monthey SA, Switzerland (CIMO), which provides utility services to Syngenta and other occupants of the Monthey manufacturing site, $41 million (2014: $40 million) for a 49 percent ownership of Sanbei Seeds Co. Ltd., China and $27 million (2014: $31 million) for a 40 percent ownership of Maisadour Semences SA, France (Maisadour). The latter two entities produce and sell seeds. Maisadour sells seeds to Syngenta.

Syngenta’s share of CIMO’s net income for 2013 was $40 million, which included a contract termination penalty receipt and the deferred tax effect of a revised tax ruling. During 2015, Syngenta’s share of CIMO’s actuarial losses recognized in OCI is $12 million (2014: actuarial losses of $10 million; 2013 actuarial gains of $10 million). Other effects on Syngenta’s consolidated income statement for the periods presented, or any financial statement line items of the above associates and joint ventures themselves, are not material.

Transactions between Syngenta and its associates and joint ventures during the year ended December 31, 2015 are as follows:

-	Goods and services provided by Syngenta to its associates and joint ventures $14 million (2014: $6 million; 2013: $12 million)

-	Goods and services provided by associates and joint ventures to Syngenta $117 million (2014: $120 million; 2013: $134 million)

-	Non-current assets and research and development provided by Syngenta to an associate of $3 million (2014: $nil; 2013: $nil)

At December 31, 2015 Syngenta has accounts receivable and accrued income from associates and joint ventures of $4 million (2014: $nil) and accrued liabilities to associates and joint ventures of $15 million (2014: $10 million).

A bank overdraft guarantee of $7 million (2014: $7 million) has been provided to an associate.

On November 12, 2013 Syngenta agreed to advance EUR 9 million ($10 million at December 31, 2015 currency translation rates) to its associated company Maisadour for 7 years to help finance the planned expansion of corn seed processing capacity in Maisadour Ukraine LLC, a subsidiary of Maisadour, which is a supplier of corn seeds to Syngenta. This current account advance will be made in instalments when called by Maisadour and bears a market rate of interest. At December 31, 2015 the balance outstanding was $6 million (2014: $7 million). By a deed between Syngenta, Maisadour and the European Bank for Reconstruction and Development (EBRD), repayment of the principal is subordinated to a loan between the EBRD and Maisadour Ukraine LLC which is guaranteed by Maisadour.

15. Trade accounts payable

The contractual maturities of trade accounts payable at December 31, 2015 and 2014 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2015	3,311	2,167	212	932
2014	3,472	2,430	124	918

16. Current financial debt and other financial liabilities

Current financial debt at December 31, 2015 and 2014 is as follows:

($m)	2015	2014
Bank and other short-term financial debt	308	325
Receivables factored with recourse	225	187
Current portion of long-term financial debt (Note 18)	14	625
Total current financial debt	547	1,137
Short-term derivative and other financial liabilities	183	192
Total	730	1,329

The following table presents additional information related to short-term borrowings at December 31, 2015:

2015 ($m)	Amount outstanding at December 31	Weighted average interest rate on outstanding balance	Average amount outstanding for the year	Weighted average interest rate on average outstanding balance	Maximum month-end amount during the year
Bank and other short-term financial debt	308	4.3%	788	2.3%	1,827
Receivables factored with recourse	225	18.5%	170	18.5%	231
Current portion of financial debt (Note 18)	14	n/a	159	5.4%	568
Total	547	10.2%	1,117	5.2%
2014	1,137	6.6%	1,643	5.2%

The contractual maturities of current financial debt at December 31, 2015 and 2014 are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2015	547	216	136	195
2014	1,137	271	704	162

The maturities of short-term derivative and other financial liabilities are presented in Note 27.

Information about fair values of financial liabilities is presented in Note 28.

17. Other current liabilities

Other current liabilities at December 31, 2015 and 2014 consist of the following:

($m)	2015	2014
Accrued short-term employee benefits	303	331
Taxes other than income taxes	132	120
Accrued interest payable	-	29
Accrued utility costs	56	70
Social security and pension contributions	74	97
Liabilities related to barter agreements	73	47
Other payables	111	135
Other accrued expenses	234	155
Total	983	984

The maturities of other current liabilities are as follows. For liabilities without a contractual maturity date, the analysis represents the estimated timing of cash outflows.

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2015	983	644	147	192
2014	984	744	76	164

18. Financial debt and other non-current liabilities

Financial debt and other non-current liabilities at December 31, 2015 and 2014 are as follows:

($m)	2015	2014
4.125% Eurobond 2015	-	608
Floating Eurobond 2017	272	303
0.750% CHF bond 2019	353	354
$ private placement notes	260	262
1.875% Eurobond 2021	543	605
3.125% $ Notes 2022	519	519
1.625% CHF bond 2024	251	252
1.250% Eurobond 2027	540	-
2.125% CHF bond 2029	151	151
4.375% $ Notes 2042	248	248
Unsecured bond issues and US private placement notes	3,137	3,302
Liabilities to banks and other financial institutions	1	4
Finance lease obligations	59	71
Total financial debt (including current portion)	3,197	3,377
Less: current portion of financial debt (Note 16)	(14)	(625)
Non-current derivative financial liabilities	267	175
Other non-current liabilities and deferred income	51	49
Total	3,501	2,976

Information about fair values of financial liabilities is presented in Note 28.

Other non-current liabilities and deferred income relates to license and acquisition agreements with several counterparties. Related cash flows of $14 million (2014: $14 million) are payable between one and five years and $37 million of deferred income at December 31, 2015 (2014: $35 million) will be recognized in income as related licensed product sales occur.

The weighted average interest rate on non-current bank and other financial debt outstanding at December 31, 2015 is 3.2 percent per annum (2014: 2.9 percent).

18. Financial debt and other non-current liabilities continued

The weighted average interest rate on the combined current and non-current bank and other financial debt outstanding at December 31, 2015 is 4.4 percent per annum (2014: 3.7 percent). The weighted average interest rates include the cost of financing emerging market borrowings.

Interest paid on non-current financial debt was $93 million (2014: $109 million; 2013: $110 million). All non-current debt ranks equally.

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

19. Provisions

Provisions at December 31, 2015 and 2014 are as follows:

($m)	2015	2014
Restructuring provisions	84	36
Employee benefits:
Pensions (Note 22)	383	374
Other post-retirement benefits (Note 22)	20	19
Other long-term employee benefits	63	66
Environmental provisions	209	237
Provisions for legal and product liability settlements	108	108
Other provisions	53	52
Total	920	892

($m)	2015	2014
Current portion of:
Restructuring provisions	72	27
Employee benefits	45	100
Environmental provisions	28	37
Provisions for legal and product liability settlements	27	33
Other provisions	21	19
Total current provisions	193	216
Total non-current provisions	727	676
Total	920	892

The timing of payment in respect of non-current provisions is, with few exceptions, not contractually fixed and cannot be estimated with certainty. Key assumptions and sources of estimation uncertainty are discussed in Note 2.

At December 31, 2015, Syngenta recognized $16 million (2014: $14 million) in Financial and other non-current assets in respect of virtually certain reimbursements related to the above provisions.

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

Provisions for legal and product liability settlements, all of which are individually immaterial, relate to various legal proceedings incidental to the normal conduct of Syngenta’s business, including proceedings involving product liability claims, commercial claims, employment and wrongful termination claims, patent infringement claims, competition law claims, tax assessment claims, regulatory compliance claims, waste disposal claims and tort claims relating to the release of chemicals into the environment. Other provisions mainly comprise provisions for long-term contractual obligations under license and other agreements.

19. Provisions continued

Movements in provisions for the year ended December 31, 2015 are as follows:

($m)	January 1	Charged to income	Release of provisions credited to income	Payments	Actuarial (gains)/losses	Transfers offset in defined benefit assets	Currency translation effects/other	December 31
Restructuring provisions:
Employee termination costs	26	101	(2)	(66)	-	-	16	75
Other third party costs	10	52	-	(59)	-	-	6	9
Employee benefits:
Pensions	374	148	-	(156)	36	5	(24)	383
Other post-retirement benefits	19	3	(1)	(8)	3	7	(3)	20
Other long-term employee benefits	66	6	(4)	(4)	-	-	(1)	63
Environmental provisions	237	3	(1)	(28)	-	-	(2)	209
Provisions for legal and product liability settlements	108	39	(8)	(25)	-	-	(6)	108
Other provisions	52	23	(4)	(15)	-	-	(3)	53
Total	892	375	(20)	(361)	39	12	(17)	920

Provisions for employee termination costs include severance, pension and other costs directly related to affected employees.

Provisions for other third party costs principally include payments for early termination of contracts with third parties related to redundant activities.

20. Share capital

Each Syngenta ordinary share carries one vote at the shareholders’ meetings of Syngenta. Voting rights may be exercised only after a shareholder has been registered in Syngenta’s share register. Registration as a shareholder with voting rights is subject to certain declarations on the ownership of Syngenta shares. The number of ordinary shares of par value CHF 0.10 that were authorized, issued, fully paid and outstanding at, and the movements during the years ended, December 31, 2015 and 2014 are presented in the table below.

The Board of Directors of Syngenta AG was authorized on April 24, 2012 to repurchase registered shares up to a maximum value of 10 percent of the company’s share capital, for the purpose of capital reduction. On the basis of this authorization, Syngenta established a second trading line on the SIX Swiss Exchange (“SIX”), which was closed on October 15, 2015. At that date, 303,000 shares, out of an authorized maximum of 9,312,614 registered shares, had been repurchased. None of the repurchases were made during 2015.

On September 3, 2015, Syngenta announced its intention to return more than $2 billion of capital to shareholders through a new share repurchase program and consequently, Syngenta announced on October 16, 2015 the opening of a new second trading line on the SIX. Up to December 31, 2015, 231,500 shares have been repurchased through this new second trading line.

	2015		2014
(Millions of shares)	Shares in issue	Treasury shares held	Shares in issue	Treasury shares held
January 1	92.9	(1.3)	93.1	(1.4)
Cancellation of treasury shares	–	–	(0.2)	0.2
Share repurchases	–	(0.4)	–	(0.4)
Issue of ordinary shares under employee share purchase and option plans	–	0.5	–	0.3
December 31	92.9	(1.2)	92.9	(1.3)

At December 31, 2015 and 2014 Syngenta had no open options accounted for as equity instruments.

21. Non-cash items included in income before taxes

The following table analyzes non-cash items included in income before taxes for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Depreciation, amortization and impairment of:
Property, plant and equipment	392	386	338
Intangible assets	212	243	278
Financial assets	1	4	11
Deferred revenue and gains	(19)	(34)	(34)
(Gains)/losses on disposal of non-current assets	(51)	(23)	3
Charges in respect of equity-settled share based compensation	74	63	67
Charges/(credits) in respect of provisions (Note 19)	355	(48)	103
Reduction in reimbursement receivable in respect of a provision	-	20	-
Financial expense, net	256	217	200
Gains on hedges reported in operating income	(10)	(13)	(8)
Income from associates and joint ventures	(7)	(7)	(48)
Total	1,203	808	910

22. Post-employment benefits

Syngenta has, apart from legally required social security arrangements, numerous independent pension plans, which are either “defined contribution” plans where company contributions and resulting benefit costs are a set percentage of employees’ pay or “defined benefit” plans where benefits are generally based on employees’ length of service and pensionable pay. Syngenta’s contributions to defined contribution plans were $53 million for the year ended December 31, 2015 (2014: $42 million; 2013: $42 million). Approximately 30 percent of Syngenta’s employees are members of defined benefit plans and a significant proportion of these are members of both defined benefit and defined contribution plans. All of Syngenta’s major defined benefit plans are funded through legally separate trustee administered funds. The cash funding of these plans, which may from time to time involve special payments, is designed to ensure that present and future contributions should be sufficient to meet future liabilities. Syngenta’s main defined benefit pension plans are in the UK, Switzerland and the USA.

UK

In accordance with its rules, Syngenta’s UK Fund is governed by a company (the Trustee) that is controlled by a publicly listed independent professional trustee corporation. That corporation appoints the Trustee’s directors, including its own representative, Syngenta nominated and member nominated directors. The Trustee manages the UK Fund and appoints professional advisers independently to assist it in doing so. The UK Fund is subject to UK pensions legislation, is regulated by the UK Pensions Regulator and is exempt from most UK taxation through its registered status. The defined benefit section of the UK Fund has been closed to new members since 2002. New employees since 2002 instead join a defined contribution pension plan. The defined benefit section of the UK Fund is open to future accrual for employees who were members before that date; however, effective January 1, 2016, pensionable pay for these employees will be frozen, as described in Note 2. At retirement date, defined benefit members have the right to take up to 25 percent of the value of their benefits as a lump sum, with the balance being paid as an annuity. Alternatively, after taking appropriate advice, members may transfer their defined benefits to a different pension arrangement.

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

22. Post-employment benefits continued

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

USA

Syngenta’s main US defined benefit pension plan (the US Plan) is a non-contributory defined benefit pension plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the US Internal Revenue Code of 1986, as amended (Code). In addition, certain benefits under the US Plan are guaranteed by the US Pension Benefit Guaranty Corporation. The US Plan was closed to new members effective January 1, 2009. Employees joining Syngenta after that date participate in a defined contribution pension plan. The defined benefits of existing members of the US Plan were not affected by this change. The US Plan offers members the choice of taking their retirement benefits, which are generally based on their age, pay and years of service, as a full lump sum at retirement date or as a fixed annuity. In these financial statements, the benefit obligation has been valued assuming that current eligible members will take the lump sum option at normal retirement or other permissible commencement dates. This assumption is consistent with historical and expected future member choices.

22. Post-employment benefits continued

US plan assets are held in a separate trust with State Street Bank and Trust Company as trustee and custodian. The assets must generally remain in the trust until all pension benefits are paid. An Investment Committee of Syngenta employees (the US Investment Committee), appointed by the Board of Directors of Syngenta Corporation, a wholly owned subsidiary of Syngenta AG, oversees the investment of the plan assets, either directly or through the appointment of investment managers. The US Investment Committee develops and implements an investment strategy that takes into account the liability profile of the US Plan. Asset classes are selected that include equities, fixed income and alternative assets. Interest rate derivatives may be used to hedge the interest rate risk of the US Plan. The Plan’s key risks include interest rate risk that impacts the value of the liability and the fixed income assets of the US Plan, investment performance volatility, and to a lesser degree inflation and longevity risk. An actuarial valuation is required each year and is used to determine the valuation and characteristics of the liability of the US Plan.

Syngenta Corporation’s funding policy is to contribute to the US Plan amounts necessary on an actuarial basis to at least satisfy the minimum funding requirements of the Code. Additional discretionary contributions above the minimum funding requirements can be made and are generally based on the annual service cost along with an adjustment for any over/under funding.

In 2015, the US Plan made a one-time lump sum payment offer to terminated vested participants who otherwise had no lump sum option, and made $52 million in lump sum benefit payments to terminated vested participants as a result. Syngenta accounted for this as a settlement of these participants’ DBO, which was $57 million at the 4.25% discount rate at the settlement date.

Other plans

Within other plans, Syngenta recorded a one-time $33 million gain in 2014 for the settlement of its defined benefit obligation in the Netherlands. The revised pension plan meets the criteria for classification as a defined contribution plan.

The status of Syngenta’s defined benefit plans at December 31, 2015 and 2014 using actuarial assumptions determined in accordance with IAS 19 is summarized below. The following tables provide reconciliations of benefit obligations, plan assets and funded status of the defined benefit pension plans to the amounts recognized in the consolidated balance sheet at December 31, 2015 and 2014:

($m)	2015	2014
Benefit obligations
January 1	6,198	6,104
Current service cost	147	134
Past service cost/(gain)	-	(145)
Curtailments and settlements	(42)	(288)
Employee contributions	39	42
Interest cost	164	212
Actuarial (gains)/losses:
From changes in demographic assumptions	(20)	22
From changes in financial assumptions	54	710
From actual experience compared to assumptions	(130)	49
Benefit payments	(282)	(218)
Currency translation effects and other	(196)	(424)
December 31	5,932	6,198
Of which arising from:
Funded plans	5,777	6,009
Wholly unfunded plans	155	189

22. Post-employment benefits continued

($m)	2015	2014
Plan assets at fair value
At January 1	5,841	5,994
Actual return on plan assets	59	497
Employer contributions	168	185
Employee contributions	39	42
Curtailments and settlements	(52)	(256)
Benefit payments	(282)	(218)
Currency translation effects and other	(165)	(403)
December 31	5,608	5,841

Actual return on plan assets can be analyzed as follows:

($m)	2015	2014
Interest on plan assets	156	204
Actuarial gains/(losses)	(97)	293
Total	59	497

Funded status	(324)	(357)
Effect of asset ceiling[1]	(63)	(11)
Net accrued benefit liability	(387)	(368)
Amounts recognized in the balance sheet:
Prepaid benefit costs (Note 14)	21	8
Accrued benefit liability	(408)	(376)
Net amount recognized	(387)	(368)

1	All material changes in the amount shown for the asset ceiling arose from the effect of applying the ceiling at each period end. Changes due to interest and foreign currency translation were immaterial

Of the accrued benefit liability for pensions of $408 million at December 31, 2015, $383 million is included in Note 19 as pension provisions and $25 million as restructuring provisions (2014: $374 million as pension; $2 million as restructuring).

The following table shows the estimated undiscounted future defined benefit payments that are projected to occur within ten years from the balance sheet date. Actual payments may differ from those shown because of uncertain future events, including members’ choice of benefit options as described above.

($m)
2016	240
2017	245
2018	253
2019	269
2020	284
Years 2021-2025	1,519
Total 2016-2025	2,810

Syngenta’s estimate of employer contributions to be paid to defined benefit plans in 2016 is $160 million, excluding restructuring costs. Actual payments could differ materially from this estimate if any new funding regulations or laws are enacted or due to business and market conditions, which may result in Syngenta prepaying contributions. Additional contributions, the amount and timing of which are uncertain, may also be required as Syngenta’s restructuring programs are implemented.

22. Post-employment benefits continued

In accordance with UK pension regulations, during the 2015 valuation Syngenta agreed with the UK pension plan Trustee to pay fixed contributions of $44 million in 2016, $41 million per year from 2017 to 2019 and $38 million in 2020 to meet the valuation deficit at March 31, 2015, administration costs and part of the costs of employee service in those years. The balance of the costs of employee service is payable as a percentage of pensionable pay in those years. In 2015 and 2014, $40 million of fixed contributions were paid. In 2013, $15 million of prepaid contributions carried forward at December 31, 2012 were offset against the commitment for 2013 existing as a result of the prior valuation and $25 million of fixed deficit recovery contributions were paid. Additional variable contributions of up to $68 million in 2018 and $46 million in 2020 are also required to be paid if the actual percentage return on plan assets is less than the agreed assumption. No additional variable contributions were required to be made in 2015, 2014 or 2013 as the actual percentage return on plan assets during these years exceeded the agreed assumption in the applicable valuation.

The fair values of assets and liabilities of the major defined benefit pension plans, together with aggregated data for other defined benefit plans are as follows. Unquoted investments represent investments in pooled funds in which the underlying investments are unquoted or those where the pooled fund does not have liquidity on at least a weekly basis:

	Fair value ($m, except assumptions)
At December 31, 2015	Switzerland	UK	USA	Other plans	Total	%
Investments quoted in active markets:
Equities	559	331	154	22	1,066	19
Real estate funds	229	-	-	-	229	4
Bonds	774	628	267	25	1,694	30
Other assets	32	104	1	15	152	3
Unquoted investments:
Equities	36	532	42	-	610	11
Real estate	28	138	-	-	166	3
Bonds	3	390	-	-	393	7
Other assets	372	478	201	-	1,051	19
Cash and cash equivalents	77	159	10	1	247	4
Fair value of assets	2,110	2,760	675	63	5,608	100
Benefit obligation	(2,343)	(2,717)	(655)	(217)	(5,932)
of which: Active members	(1,402)	(554)	(371)
Deferred members	n/a	(575)	(87)
Pensioners and dependants	(941)	(1,588)	(197)
Funded status	(233)	43	20	(154)	(324)
Significant actuarial assumptions:
Discount rate (%)	0.8	3.7	4.4	-	2.5
Inflation (RPI) (%)	n/a	3.0	n/a
Pensionable pay increase (%)	1.5	-	4.0
Pension increase (%)	-	3.0	n/a
Interest credit rate (%)	1.0	n/a	n/a
Remaining life expectancy (years)
male aged 63 in 2015	23.0	25.9	22.7
female aged 63 in 2015	25.5	27.4	24.8
male aged 63 in 2035	23.4	27.6	24.4
female aged 63 in 2035	25.7	29.2	26.5
Weighted average duration of benefit obligation (years)	23	17	9

Other assets include investments in private equity funds, diversified hedge funds, infrastructure funds, insurance funds and inflation, interest rate and foreign currency derivatives.

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

The following table provides an analysis of the benefit costs recorded in the consolidated income statement for the defined benefit pension plans for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Current service cost	147	134	124
Past service cost/(gain)	-	(145)	(37)
Curtailments and settlements	10	(32)	–
Interest on the net defined benefit liability/(asset)	8	7	8
Net periodic benefit cost	165	(36)	95

Amounts recognized in OCI were as follows for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Actuarial (gains)/losses	1	488	(56)
Effect of asset ceiling	53	2	(41)

The sensitivity of the benefit obligation to the significant actuarial assumptions is discussed in the “Critical accounting estimates” section of Note 2.

22. Post-employment benefits continued

Other post-retirement benefits

Syngenta’s net liability for other post-retirement benefits at December 31, 2015 was $7 million (December 31, 2014: $19 million) which comprised a defined benefit obligation of $153 million (2014: $167 million) and plan assets of $146 million (2014: $148 million). $20 million is reported within Other post-retirement benefits provision in Note 19 (2014: $19 million) and $14 million within Defined benefit post-employment benefit asset in Note 14 (2014: $nil). Actuarial gains recognized in OCI for the period were $5 million (2014: actuarial losses of $11 million; 2013: actuarial gains of $39 million). Expense recognized in the consolidated income statement, contributions to the other post-retirement benefit plans and benefit payments by the plans were not material for 2015, 2014 or 2013.

The assumed healthcare cost trend rate at December 31, 2015 was 7.0 percent, decreasing in each successive year from 2015 onwards, to reach an ultimate rate of 5.0 percent in 2022 (December 31, 2014: 7.2 percent decreasing to 5.0 percent in 2021).

23. Employee share participation plans

Employee and management share participation plans exist as follows. All plans are equity-settled except where stated.

Syngenta Long-Term Incentive Plans (LTI)

The Syngenta Long-Term Incentive Plans provide selected executives and key employees of Syngenta with the opportunity to obtain the right to purchase shares of Syngenta AG, or the equivalent American Depositary Shares (ADS) that are offered to selected executives and key employees in the USA. The grant of options for Syngenta shares is at the discretion of the Compensation Committee of Syngenta’s Board of Directors (“Compensation Committee”), whose members are appointed by the Board of Directors of Syngenta (“Board”).

In 2015, Syngenta created a new LTI plan for members of the Syngenta Executive Committee (“Executive Committee”). Except as described below, the terms of the Syngenta LTI plan and the Syngenta LTI plan for members of the Executive Committee have the same terms. With effect from the 2015 award, awards of shares and share options to members of the Executive Committee are subject to additional performance conditions, as well as a required three year service period. The Compensation Committee sets the performance conditions before the grant date of the awards. The performance achieved during the three year performance period, which starts on January 1 in the year of grant and ends on the third December 31 following, determines the number of shares and options that vest, subject to the approval of the Compensation Committee. In the event that the financial results used to calculate the vesting of the shares and options need to be restated subsequently, Syngenta retains the right to claw back a portion of the awards.

Until the 2012 award, the exercise prices were equal to either the weighted average share price on the SIX for the five business days preceding the grant date, or the share price on the SIX at the grant date, with the Compensation Committee having determined which of the two exercise prices were used for each grant year. For subsequent awards, the closing share price on the SIX at the grant date was used to set the equity grant value and exercise price. Options over ADSs are converted to US dollars at the exchange rate at the grant date, which may vary from the exchange rate at the exercise date. Standard options vest in full and are exercisable after completion of three years of service and terminate after 10 years from the grant date. Vesting can occur after less than three years in particular circumstances including redundancy and retirement. None of the options vest on a pro rata basis during the vesting period.

For share option awards to Executive Committee members, the number of options vesting varies from 0% to 125% of the award, depending on the quartile in which Syngenta’s Total Shareholder Return (TSR), defined as share price movement plus dividends, has ranked relative to the TSR of a comparator group of 16 public international quoted companies, including Syngenta and its major competitors. Performance is calculated in US dollars and share prices and dividends quoted in currencies other than US dollars are translated into US dollars using the average exchange rate in each year ending December 31.

23. Employee share participation plans continued

The following table sets out share option activity under these plans during 2015 and 2014, including the equivalent ADS, and summarizes information about share options outstanding at December 31, 2015 and 2014.

	Exercise price	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	($ equivalent1)	(thousands of options)						(years)
Year ended December 31, 2015
Awarded in 2004	89.3	90.0	7.3	-	(7.3)	-	-	-	-
Awarded in 2005	127.4	128.4	12.7	-	(12.6)	(0.1)	-	-	-
Awarded in 2006	185.0	186.4	34.4	-	(20.0)	-	14.4	14.4	0.25
Awarded in 2007	226.7	228.4	45.9	-	(14.1)	-	31.8	31.8	1.25
Awarded in 2008	301.5	303.8	64.8	-	(23.4)	-	41.4	41.4	2.25
Awarded in 2009	233.4	235.2	110.4	-	(28.2)	(0.1)	82.1	82.1	3.25
Awarded in 2010	283.7	285.9	70.1	-	(21.2)	-	48.9	48.9	4.25
Awarded in 2011	308.7	311.1	144.6	-	(51.2)	-	93.4	93.4	5.25
Awarded in 2012	300.4	302.7	248.2	-	(87.5)	(1.5)	159.2	159.2	6.25
Awarded in 2013	391.4	394.4	244.8	-	(5.7)	(12.3)	226.8	34.5	7.25
Awarded in 2014	325.9	328.4	340.2	-	(5.2)	(13.1)	321.9	43.7	8.25
Awarded in 2015	332.2	334.7	-	486.9	-	(6.4)	480.5	4.3	9.25
Total for year ended December 31, 2015			1,323.4	486.9	(276.4)	(33.5)	1,500.4	553.7

	Exercise price	Exercise price	Outstanding at January 1	Granted	Exercised	Forfeited/ other	Outstanding at December 31	Exercisable	Remaining contractual life
	(CHF)	($ equivalent2)	(thousands of options)						(years)
Year ended December 31, 2014
Awarded in 2003	59.7	60.4	6.9	-	(6.9)	-	-	-	-
Awarded in 2004	89.3	90.3	10.6	-	(9.6)	(1.0)	-	-	-
Awarded in 2004	89.3	90.3	19.3	-	(12.0)	-	7.3	7.3	0.25
Awarded in 2005	127.4	128.8	30.4	-	(17.7)	-	12.7	12.7	0.25
Awarded in 2006	185.0	187.0	43.2	-	(8.8)	-	34.4	34.4	1.25
Awarded in 2007	226.7	229.2	54.5	-	(8.6)	-	45.9	45.9	2.25
Awarded in 2008	301.5	304.8	75.4	-	(10.6)	-	64.8	64.8	3.25
Awarded in 2009	233.4	236.0	129.1	-	(18.5)	(0.2)	110.4	110.4	4.25
Awarded in 2010	283.7	286.8	80.1	-	(10.0)	–	70.1	70.1	5.25
Awarded in 2011	308.7	312.1	172.6	-	(27.2)	(0.8)	144.6	144.6	6.25
Awarded in 2012	300.4	303.7	264.0	-	(8.1)	(7.7)	248.2	10.0	7.25
Awarded in 2013	391.4	395.7	257.8	-	-	(13.0)	244.8	9.5	8.25
Awarded in 2014	325.9	329.5	-	347.8	-	(7.6)	340.2	7.3	9.25
Total for year ended December 31, 2014			1,143.9	347.8	(138.0)	(30.3)	1,323.4	517.0

1 At the December 31, 2015 exchange rate

2 At the December 31, 2014 exchange rate

All fully vested options are exercisable.

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

The Long-Term Incentive Plan for Syngenta Executive Committee members grants Syngenta performance share units (PSUs). PSUs are rights to receive the equivalent number of Syngenta AG shares for no payment at the end of a three-year vesting period, subject to performance. The number of PSUs vesting varies from 0% to 100% of the award, depending on achievement of defined targets for four specified long term metrics relating to financial and non-financial performance, each of which carries equal weighting for on target performance. Each year the Compensation Committee assesses performance against the targets for each metric, and the weighted sum of the assessment outcome represents one third of the eventual payout, subject to completion of the required service period.

23. Employee share participation plans continued

The following table sets out RSU and PSU activity under these plans during 2015 and 2014 (including the equivalent restricted ADS for relevant Syngenta employees in the USA), and summarizes information about RSUs and PSUs outstanding at December 31, 2015 and 2014.

RSUs and PSUs	Grant date fair value	Grant date fair value	Outstanding at January 1	Granted	Distributed	Forfeited/ other	Outstanding at December 31	Remaining life
	(CHF)	($ equivalent1)	(thousands of shares)					(years)
Year ended December 31, 2015
Awarded in 2012	277.0	305.6	76.0	-	(75.4)	(0.6)	-	-
Awarded in 2013	359.7	389.0	69.5	-	(8.5)	(3.1)	57.9	0.25
Awarded in 2014	298.5	332.6	95.6	-	(7.6)	(4.3)	83.7	1.25
Awarded in 2015	303.6	323.3	-	108.1	(0.9)	(2.1)	105.1	2.25
Total for year ended December 31, 2015			241.1	108.1	(92.4)	(10.1)	246.7

Year ended December 31, 2014
Awarded in 2011	287.4	302.9	74.4	-	(74.4)	-	-	-
Awarded in 2012	277.0	305.6	83.9	-	(5.2)	(2.7)	76.0	0.25
Awarded in 2013	359.7	389.0	74.8	-	(2.4)	(2.9)	69.5	1.25
Awarded in 2014	298.5	332.6	-	98.4	(0.9)	(1.9)	95.6	2.25
Total for year ended December 31, 2014			233.1	98.4	(82.9)	(7.5)	241.1

1 At the grant date exchange rate

Share option valuation assumptions

The fair value of options granted was measured using the Black-Scholes-Merton formula, except for the fair value of performance options awarded under the Executive Committee LTI plan, which was measured using the Monte Carlo method, adjusting the fair value for the relative TSR market condition. Except for the TSR adjustment, the measurement of fair value was not adjusted for any other feature of the option grant and no option grant was subject to a market condition. The effect of early exercise has been incorporated into the model by using an estimate of the option’s expected life rather than its contractual life.

The weighted average assumptions used in determining the fair value of options granted were as follows:

	2015	2014
Dividend yield	2.9%	2.8%
Volatility	19.2%	20.1%
Risk-free interest rate – shares (CHF)	0.0%	1.0%
Risk-free interest rate – ADSs ($)	2.1%	2.8%
Risk-free interest rate – TSR adjustment	(0.8)%	n/a
Expected life	7 years	7 years
Exercise price (CHF per share)	332.2	325.9
Exercise price ($ equivalent per share1)	353.7	363.1

1 At the grant date exchange rate

The dividend yield and volatility are management estimates for the life of the option, as no warrants or options over Syngenta AG shares for this period are widely traded. Both actual dividend yield and volatility may vary from the assumptions used above. The estimate of volatility takes into account the historical volatility of the Syngenta AG share price and the implied volatilities of such longer dated warrants that have been traded in the market. The volatility assumption for 2015, as measured at the grant date, was based on the 36-month historical volatility of Syngenta AG shares on the SIX. For the TSR adjustment, the correlation of the share prices of comparator companies has been measured using their historical daily returns over three years.

Syngenta Deferred Share Plan

The Syngenta Deferred Share Plan provides selected senior executives with an opportunity to obtain shares of Syngenta AG. The plan entitles participants to defer part of their annual short-term incentive awards in favor of Syngenta shares and to receive matching shares according to the rules of the plan. The grant date fair value of a deferred share and the corresponding matching share is the Syngenta share price on the grant date adjusted for the absence of dividend entitlement during the deferral period. Shares are deferred for a period of three years starting on the grant date. At the end of the deferral period, Syngenta matches the deferred shares on a one-for-one basis. A mandatory part of the short-term incentive is allocated as deferred shares. Additional voluntary deferrals within the limits of the plan can be made at the discretion of the participants. Vesting can occur before the end of three years in particular circumstances including retirement. None of the shares vest on a pro rata basis during the vesting period.

23. Employee share participation plans continued

The following table sets out activity under this plan during 2015 and 2014 including the equivalent ADSs that are offered to Syngenta employees in the USA:

	Outstanding at January 1	Granted	Distributed	Outstanding at December 31	Remaining life
		(thousands of shares)			(years)
Year ended December 31, 2015
Awarded in 2012	45.9	–	(45.9)	–	–
Awarded in 2013	24.7	–	(6.2)	18.5	0.25
Awarded in 2014	1.2	–	(0.1)	1.1	1.25
Awarded in 2015	–	27.7	(3.1)	24.6	2.25
Total for year ended December 31, 2015	71.8	27.7	(55.3)	44.2

Year ended December 31, 2014
Awarded in 2011	25.0	–	(25.0)	–	–
Awarded in 2012	51.5	–	(5.6)	45.9	0.25
Awarded in 2013	26.7	–	(2.0)	24.7	1.25
Awarded in 2014	–	1.3	(0.1)	1.2	2.25
Total for year ended December 31, 2014	103.2	1.3	(32.7)	71.8

At the end of the deferral period, employees would be entitled to the following additional shares:

	Grant date fair value (CHF)	Grant date fair value ($ equivalent1)	Thousands of shares
Awarded in 2013	359.7	389.0	18.5
Awarded in 2014	298.5	332.6	1.1
Awarded in 2015	303.6	323.3	24.6
Total			44.2

1 At the grant date exchange rate

None of these shares are vested as at December 31, 2015.

Employee share purchase plans

Syngenta has employee share purchase plans in various countries, which entitle employees to subscribe for shares in Syngenta AG with the benefit of either discounts from market value varying between 33 percent and 50 percent or a matching share. Shares issued under the plans vest immediately and are subject to blocking periods of between two and three years, with the exception of the UK plan, for which completion of three years’ service is required before vesting. Maximum annual subscription amounts per employee vary between $500 and $3,000. In 2015, a total of 73,031 (2014: 73,840) shares were subscribed under these plans and settled through a release of treasury shares.

Compensation expense

The compensation expense associated with employee share participation plans, which is measured indirectly by reference to the fair value of the equity instruments granted, is as follows for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Long-Term Incentive Plan	45	42	39
Deferred Share Plan	6	7	26
Employee Share Purchase Plans	16	14	15
Total	67	63	80

23. Employee share participation plans continued

Other information regarding the plans is as follows:

	2015	2014	2013
Weighted average fair value of options granted during year (CHF per option)	36.8	46.4	57.0
Weighted average fair value of options granted during year ($ equivalent per option1)	40.0	51.3	62.6
Weighted average share price at exercise date for options exercised during year (CHF per option)	370.9	329.4	390.2
Weighted average share price at exercise date for options exercised during year ($ equivalent per option2)	392.7	366.3	421.2

Fair value of shares granted during year:
Deferred Share Plan (CHF per unit) – combined value of basic and matching share award	607.2	597.0	719.4
Deferred Share Plan ($ equivalent per unit1) – combined value of basic and matching share award	646.5	665.2	778.1
Employee Share Purchase Plans (CHF per share)	165.3	166.6	180.2
Employee Share Purchase Plans ($ equivalent per share1)	169.5	177.3	206.6
Employee Share Purchase Plan ($ per ADS)	25.7	21.8	26.2

Cash received from exercise of options and subscription for shares ($m)	85	53	83

1 At the grant date exchange rate

2 At the exercise date average exchange rate for the month

Syngenta has a policy of utilizing treasury shares to satisfy share option exercises and to meet share subscriptions and entitlements.

24. Transactions and agreements with related parties

Key management personnel are considered to be the members of the Syngenta Executive Committee and the Board of Directors. Their compensation is as follows for the years ended December 31, 2015, 2014 and 2013:

($m)	2015	2014	2013
Fees, salaries and other short-term benefits	13	12	13
Post-employment benefits	2	2	2
Payments to end of contractual notice period	3	-	-
Share based compensation	15	12	15
Total	33	26	30

Members of the Syngenta Executive Committee and Board of Directors receive their cash compensation in Swiss francs. The compensation amounts presented above have been converted into US dollars using the average currency exchange rate in effect during each year reported. The average Swiss franc per US dollar exchange rate for the year ended December 31, 2015 is 0.96 (2014: 0.91; 2013: 0.93).

Post-employment benefits includes healthcare, disability, death in service and pension costs.

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

Members of the Board, excluding the Chairman and the Chief Executive Officer, are eligible for the share plan for non-executive Directors. Eligible Directors define a percentage of their annual fee for compensation in shares and, in addition, choose between blocked shares or freely tradable shares. The Chairman receives a fixed part of his compensation in the form of blocked shares. Under these plans, members of the Board were allocated a total of 2,543 shares in lieu of cash compensation. These shares vest immediately and had a combined fair value at grant of $1 million (2014: $1 million; 2013: $1 million).

Members of the Executive Committee are required to hold a minimum number of Syngenta AG shares. Depending on their date of appointment to the Executive Committee, members who do not currently have the minimum holding have until December 31, 2017 or December 31, 2018 to fulfil this requirement. Unvested share and option awards that are subject to performance conditions are excluded when determining the member’s actual holding.

Detailed disclosures regarding executive remuneration required by Swiss Company Law are included in the Syngenta Corporate Governance Report on www.syngenta.com in the section “About Syngenta/Governance.”

Transactions and balances between Syngenta and its employee post-retirement benefit plans are disclosed in Note 22.

25. Commitments and contingencies

Commitments

Minimum future lease payments at December 31, 2015 for finance leases are $60 million (2014: $74 million), of which $18 million is due within one year (2014: $21 million), $34 million after more than one but less than five years (2014: $41 million) and $8 million thereafter (2014: $12 million).

Fixed-term, non-cancelable operating lease commitments total $120 million at December 31, 2015 (2014: $91 million) of which $61 million is due within one year (2014: $28 million), $52 million after more than one and less than five years (2014: $55 million) and $7 million thereafter (2014: $8 million). Operating lease payments relate to leases of buildings, office equipment and vehicles. Operating lease expense in 2015 is $44 million (2014: $33 million; 2013: $32 million).

Commitments for the purchase of property, plant and equipment at December 31, 2015 are $134 million (2014: $188 million).

At December 31, 2015 and 2014, Syngenta had entered into long-term commitments to purchase minimum quantities of certain raw materials, long-term research agreements with various institutions to fund various research projects, and other commitments. The estimated timing of minimum future committed payments is as follows:

	2015		2014
($m)	Materials purchases	Other	Materials purchases	Other
Within one year	483	55	511	69
From one to two years	214	21	136	30
From two to three years	165	20	76	21
From three to four years	36	12	161	18
From four to five years	9	10	12	12
After more than five years	40	17	45	28
Total	947	135	941	178

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

Contingencies

Litigation matters

Litigation is subject to many uncertainties, and the outcome of individual matters cannot be predicted with certainty. Consequently, it is reasonably possible that the final resolution of some of these matters could require Syngenta to make expenditures in excess of the established provisions that are reported in Note 19. Further, the range of amounts involved, as well as the period of time over which many of these expenditures may be made, cannot be reasonably estimated.

Syngenta maintains general liability insurance, including product liability insurance, covering claims on a worldwide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in relation to Syngenta’s businesses and the risks to which it is subject.

Significant recent or on-going legal proceedings are described below.

VIPTERA™

Since September 12, 2014, a total of 3,929 lawsuits (as of January 25, 2016) have been filed against Syngenta in state and federal courts in the United States by plaintiffs seeking damages from Syngenta for commercializing its AGRISURE VIPTERA® (MIR162) and DURACADE™ corn seed in the U.S. without having obtained import approval from China for those products. Virtually all of the lawsuits were filed by individual plaintiffs (including growers, grain elevators and exporters such as Cargill and Archer Daniels Midland), and approximately 70 by putative classes of growers and of exporters, ethanol plants, and others affected, on the theory that China’s 2013 rejection of U.S. corn based on the alleged presence of MIR162 caused increased costs and U.S. commodity prices to drop. The cases are pending in multiple jurisdictions, including (1) a federal court multi-district litigation (“MDL”) in the District of Kansas; (2) a consolidated state court proceeding in Hennepin County, Minnesota; (3) federal court in the Southern District of Illinois; and (4) various state courts in Illinois, Indiana, Louisiana and Ohio. Certain of these cases also name additional defendants including ADM, Bunge, Cargill, Louis Dreyfus and Gavilon. Certain of the cases currently pending in state court may be removed to federal court.

25. Commitments and contingencies continued

The allegations include claims that Syngenta issued misleading statements concerning the status of or timetable for approval of import of VIPTERA™ corn into China and that the public had a right to expect that corn sold to the general public was free from “contamination” with VIPTERA™ corn. The Cargill lawsuit refers to damages of in excess of $90 million and one of the exporter lawsuits specifies damages of $41 million. The federal court presiding over the MDL in Kansas issued a Scheduling Order on October 21, 2015, setting the first case for trial in June 2017. The court presiding over the consolidated state court proceeding in Minnesota issued a Scheduling Order on November 4, 2015, anticipating that the first trial will occur in March 2017. No other trial dates have been set. Syngenta strongly believes that the claims in these cases are without merit and will vigorously defend the lawsuits, and has filed counterclaims against ADM, Cargill and other grain companies.

On December 1, 2015, a claim was filed in Ontario, Canada by a proposed representative plaintiff on behalf of a putative class comprising all farmers in Canada against Syngenta Canada Inc. and Syngenta AG seeking damages from Syngenta for commercializing its AGRISURE VIPTERA® (MIR162) and DURACADE™ corn seed in the North American corn market without having obtained import approval from China for those products. Syngenta Canada Inc. has been served with the claim. Syngenta AG has not been served with the claim to date. The causes of action referred to in the lawsuit include negligence and negligent misrepresentations. The allegations include claims that Syngenta actively misled farmers about the importance of the Chinese market, the timing and substance of the application for approval in China, its ability to channel VIPTERA™ corn into non-Chinese markets and its ability to contain the infiltration of VIPTERA™ corn to the North American corn supply. The proposed representative plaintiff is seeking on behalf of the putative class general and special damages of 300 million Canadian dollars ($216 million at the December 31, 2015 exchange rate), punitive and aggravated damages of 100 million Canadian dollars ($72 million at the December 31, 2015 exchange rate), the costs of distributing all monies awarded to class members, pre-judgment interest, and costs on a substantial indemnity basis. No steps have been taken in the action except for the service of the claim on Syngenta Canada Inc. After Syngenta AG is served with the claim, and subject to any preliminary motions that Syngenta determines should be brought, the next step in these proceedings will be a certification motion brought by the proposed representative plaintiff. Syngenta strongly believes that the claims in this action are without merit and will vigorously defend the action.

Canada Beekeeper Lawsuits

In September 2014, a claim was filed in Ontario, Canada by two proposed representative members on behalf of a putative class comprising all beekeepers who have owned or continue to own and operate honey producing, pollinating, and/or queen bee rearing businesses in Canada since January 1, 2006, against a number of Syngenta legal entities together with certain entities of a second manufacturer of neonicotinoid insecticides. Plaintiffs allege negligence through the sale by that manufacturer and by Syngenta of products containing such insecticides in the knowledge that they would be injurious to bees and by virtue of misrepresentations and concealment relating thereto. Plaintiffs claim 400 million Canadian dollars ($288 million at the December 31, 2015 exchange rate) general and 50 million Canadian dollars ($36 million at the December 31, 2015 exchange rate) punitive damages. The pleadings in the Ontario proceedings have subsequently been amended by plaintiffs’ counsel to add waiver of tort and unlawful conspiracy to the single cause of action, negligence, which was previously pleaded. Both of the additional causes of action are ancillary to and largely dependent on the negligence claim. The Syngenta defendant legal entities (Syngenta Canada Inc. and Syngenta International AG) have filed appearances in the proceedings. Subject to any preliminary motions, the next step in these proceedings will be a certification motion brought by the proposed representative plaintiffs. No dates have been scheduled for any motions at this time. In October 2014, a Motion for Authorization was filed by the same firm of plaintiffs’ counsel in Montréal, Quebec seeking permission to bring a similar class proceeding in that province. The proposed representative plaintiff operates a family business specialized in the breeding of queen bees. The Quebec litigation closely resembles the original Ontario lawsuit claiming negligence except that, rather than a nationwide class, it alleges a class limited to Quebec. At this preliminary motion stage damages are unspecified. Notices of appearance have been entered on behalf of the Syngenta defendant legal entities in Quebec. A case management judge has been appointed in the Quebec proceedings. No date has been scheduled for the Motion for Authorization. A preliminary motion will be scheduled early in 2016 to address evidentiary issues related to any Motion for Authorization. Syngenta believes the claims in these cases are without merit and will vigorously defend the lawsuits.

Atrazine related litigation

In August 2013, a personal injury Complaint relating to atrazine was filed under seal in the Circuit Court for the Twentieth Judicial Circuit, St. Clair County, Illinois, on behalf of an unnamed minor (the case being brought under the alias James Doe) and his parents, against Syngenta Crop Protection LLC, Syngenta AG, a distributor, Growmark Inc., and three local dealers, M&M Service Company, Hamel Seed & Farm Supply, Inc. and St. Clair Service Company. The Complaint alleges public nuisance, strict liability and negligence, and seeks unspecified damages together with the costs of suit. Answers and Affirmative Defenses were filed on January 21, 2014 for Syngenta Crop Protection LLC as well as the non-Syngenta defendants, and on February 25, 2014 the Answer and Affirmative Defenses of Syngenta AG were also filed. Documentary fact discovery in the litigation opened in March 2014 and is continuing. The claims in the lawsuit have no grounding in fact or science and Syngenta will vigorously defend the lawsuit.

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

25. Commitments and contingencies continued

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

Contingencies summary

Given the inherent difficulties in estimating liabilities relating to litigation, tax, environmental and certain other matters due to uncertainty concerning both the amount and timing of future expenditures, it is reasonably possible that additional costs may be incurred materially in excess of provisions recorded for such liabilities. Such expenditures, in excess of established provisions, could have a material effect on Syngenta’s consolidated operating results and cash flows for a particular reporting period, but management does not believe they will have a materially adverse effect on Syngenta’s consolidated financial position or liquidity, although there can be no assurances in this regard.

26. Principal currency translation rates

Year end rates used for the consolidated balance sheets at December 31, to translate the following currencies into $, are:

	2015 per $	2014 per $
Swiss franc	0.99	0.99
British pound sterling	0.68	0.64
Euro	0.92	0.82
Brazilian real	3.90	2.66
Russian ruble	73.89	59.22
Ukrainian hryvnia	23.79	15.82

Average rates during the years ended December 31, used for the consolidated income and cash flow statements, to translate the following currencies into $, are:

	2015 per $	2014 per $	2013 per $
Swiss franc	0.96	0.91	0.93
British pound sterling	0.65	0.61	0.64
Euro	0.90	0.75	0.75
Brazilian real	3.33	2.35	2.16
Russian ruble	61.05	37.29	31.81
Ukrainian hryvnia	21.45	11.57	8.15

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

The fair values and the volumes of the derivatives (including the time periods being hedged and the average strike/price achieved) used to manage financial market risks are below, classified by accounting treatment: CF and FV indicate derivatives where cash flow hedge and fair value hedge accounting is applied, respectively; and M2M indicates derivatives that are marked to market through profit or loss and hedge accounting is not specifically required. The transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. As such, there is no single average strike or price of the derivatives.

2015		Fair value of outstanding derivatives[1]			Maturity profile in $m
Risk	Accounting treatment	$m quantity	Assets	Liabilities	0-90 days	90-days -1 year	1-5 years	>5 years
Foreign exchange risk ($m)
Trading transaction – committed	M2M	7,133	81	(81)	(21)	18	3	-
Trading transaction – uncommitted	CF	1,456	33	(21)	8	4	-	-
Trading transaction – uncommitted	M2M	127	16	-	-	16	-	-
Issued financial debt and interest	CF	2,234	-	(267)	-	-	(107)	(160)
Interest rate risk	FV	500	25	-	-	-	-	25
Commodity price risk
Gas[2]	CF	6	-	(2)	(1)	(1)	-	-
Soft commodities[3]	M2M	87	2	(10)	(6)	(2)	-	-
Soft commodities[4]	CF	82	6	-	-	6	-	-
Total		11,625	163	(381)	(20)	41	(104)	(135)

2014		Fair value of outstanding derivatives[1]			Maturity profile in $m
Risk	Accounting treatment	$m quantity	Assets	Liabilities	0-90 days	90-days -1 year	1-5 years	>5 years
Foreign exchange risk ($m)
Trading transaction – committed	M2M	5,670	136	(90)	30	13	3	-
Trading transaction – uncommitted	CF	1,667	45	(60)	7	(22)	-	-
Trading transaction – uncommitted	M2M	-	-	-	-	-	-	-
Issued financial debt and interest	CF	2,316	-	(200)	-	(25)	(66)	(109)
Interest rate risk	FV	500	26	-	-	-	-	26
Commodity price risk
Gas[2]	CF	13	-	(3)	(1)	(2)	-	-
Soft commodities[3]	M2M	189	36	-	22	14	-	-
Soft commodities[4]	CF	3	2	-	-	2	-	-
Total		10,358	245	(353)	58	(20)	(63)	(83)

1	The fair values of derivatives are reported in the consolidated Balance Sheet as shown in Note 28

2	1,888,464 million (2014: 3,176,070 million) British thermal units

3	Mainly 1,637,089 lbs (2014: 1,331,575 lbs) of coffee

4	5,500,000 bushels (2014: 595,000 bushels) of soybean and 7,580,000 bushels of corn (2014: no hedge accounting designations for corn)

27. Risk management of financial risks continued

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

For those transactions which are not designated for hedge accounting purposes where the transactions do not fulfil the specific requirements of the accounting standard to achieve hedge accounting, the gains and losses on those hedging instruments for the year 2015 were as follows:

Foreign currency forward contracts that are effective economic hedges of forecast cash flows arising from anticipated sales and purchases between Syngenta affiliates and third parties. The amount recorded in profit or loss in 2015 is $nil (2014: loss of $23 million; 2013: gain of $1 million).

Commodity derivative contracts that are effective economic hedges of the anticipated purchases of raw materials or purchases, principally purchases related to corn in North America and corn and soybean in Latin America, and the resale of various crops in barter arrangements. The amount recorded in profit or loss in respect of these derivatives in 2015 is a loss of $1 million (2014: loss of $4 million; 2013: loss of $13 million). The profit or loss impact from the corresponding forecasted transactions occurs when the related finished product inventories are sold, which is generally in the year following recognition of the gain or loss on the hedge.

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

27. Risk management of financial risks continued

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

($m, except risk reduction %)	December 31, 2015 Value-at-Risk			December 31, 2014 Value-at-Risk
Underlying currency (1-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	40	20	50%	47	15	69%
Brazilian real	96	–	100%	54	–	100%
British pound sterling	24	8	68%	36	6	84%
Russian ruble	23	–	99%	17	1	95%
Rest of world	83	24	71%	104	26	75%
Total undiversified	266	52	80%	258	48	81%
Diversification	(155)	(32)	79%	(178)	(33)	82%
Net VaR	111	20	82%	80	15	81%

At December 31, 2015, the Value-at-Risk for a one month holding period, after hedges, at a 99 percent confidence level was $20 million (December 31, 2014: $15 million).

The largest exposures arise in Swiss franc, Brazilian real, British pound sterling and Russian ruble. Switzerland and Great Britain house large research and manufacturing sites. In recent years, due to the growth of Syngenta sales, exposures in emerging markets (particularly Brazil) have become significant.

Foreign exchange transaction risk – uncommitted

Uncommitted transactions are expected, highly probable future transactions for which Syngenta does not yet have a contractual right or obligation (mainly sales and costs).

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

The risk management objective is to minimize the impact of changes in foreign exchange rates on the operating income forecasted to result from these transactions. Syngenta considers hedging this exposure unless it can reliably expect that operating income could, without significant adverse economic impact, be protected by adjusting the pricing of forecast transactions for changes in foreign exchange rates before those transactions occur. Hedging transactions are managed to minimize the potential adverse movement for the entire portfolio of the net transactional flows, rather than on an individual currency basis. Transactions in a specific calendar year are managed cumulatively in separate portfolios.

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

27. Risk management of financial risks continued

The impact of the hedging program on operating income can be illustrated in the Earnings-at-Risk calculation performed for anticipated net transactional currency flows for the following year taking into account related currency hedges.

($m, except risk reduction %)	December 31, 2015 Earnings-at-Risk			December 31, 2014 Earnings-at-Risk
Underlying currency (12-month holding period)	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Swiss franc	199	90	55%	192	110	43%
Argentine peso	500	500	–	14	14	–
Brazilian real	94	94	–	79	75	5%
Russian ruble	10	8	20%	52	52	–
Euro	40	39	3%	46	47	(1)%
British pound sterling	40	25	38%	26	14	48%
Rest of world	191	159	17%	179	161	10%
Total undiversified	1,074	915	15%	588	473	20%
Diversification	(498)	(387)	22%	(373)	(315)	16%
Net EaR	576	528	8%	215	158	27%

At December 31, 2015, the total potential adverse movement for 2016 net transactional flows after hedges relative to year-end, at a 99 percent confidence level, was $528 million (December 31, 2014: $158 million).

The net resulting Earnings-at-Risk figures at December 31, 2015 increased compared with December 31, 2014 mainly due to the risk arising from the Argentine peso, which increased to $500 million at December 31, 2015 from $14 million at December 31, 2014 due to the significant devaluation that occurred in late December 2015 following the election of the new government in Argentina. The risk calculation method used by Syngenta puts more weight on events occurring closer to the date of the risk calculation. In order for the $500 million net risk relating to the Argentine peso to be realized, the currency would have to appreciate to a rate of 2.6 to the US dollar from the 13.0 rate at December 31, 2015.

For the remaining risk figures excluding the Argentine peso, the risk is similar to 2014 levels with the greatest exposures being the Swiss franc, where Syngenta has a significant cost base in Switzerland with no material offsetting sales, and the Brazilian real, where a significant cost base is only partially offset by sales because sales in Brazil are largely dollarized.

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

Syngenta can use both foreign currency denominated debt and net investment hedging to manage this exposure. The latter incorporates specific actions to protect the value of temporary excess foreign currency denominated cash positions. No hedging was undertaken for exposures of this type during the years ended December 31, 2015, or 2014. The exposure is deemed to be mitigated by the large net asset base of Syngenta and consequently no additional management of the exposure was undertaken in 2015 or 2014.

27. Risk management of financial risks continued

The table below presents the 1-month translation Value-at-Risk:

($m)	December 31, 2015 Value-at-Risk	December 31, 2014 Value-at-Risk
Currency of net investment in subsidiary (1-month holding period)	Gross impact	Gross impact
Brazilian real	164	139
Swiss franc	287	102
Euro	56	31
British pound sterling	61	44
Rest of world	128	123
Total undiversified	696	439
Diversification	(277)	(222)
Net VaR	419	217

At December 31, 2015, the Value-at-Risk for a one month holding period at a 99 percent confidence level was $419 million (December 31, 2014: $217 million). The Value-at-Risk at December 31, 2015 is higher than as of December 31, 2014 due to overall increase in foreign exchange volatility.

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

At December 31, 2015, the net amount of Earnings-at-Risk on floating rate debt due to potential changes in interest rates (a parallel shift of 100 bps was applied) was $10 million (2014: $6 million). The net amount of Earnings-at-Risk on net debt, as defined under “Capital structure” below, due to potential changes in interest rates was immaterial at December 31, 2015 and 2014.

Commodity price risks

Operating in the agribusiness sector, changes in certain commodity prices affect Syngenta’s reported operating results and cash flows. On a limited basis, Syngenta enters into derivative transactions to hedge the exposure of its cost base to commodity prices. This activity comprises oil and natural gas hedging in the UK and USA, as well as soft commodity hedging for corn and soybean purchases by the Seeds business in the USA, Canada, Brazil and Argentina, where Syngenta contracts to purchase various seed crops from growers and hedges the cost of the purchases. In barter arrangements where Syngenta sells products in exchange for receiving a certain amount of a commodity crop, Syngenta hedges the value of the crop. At December 31, 2015, there were no open hedging transactions for Brazil and Argentina corn and soybean price risk.

Syngenta has indirect exposure to oil price fluctuations mainly through the impact of oil prices on the cost of both raw materials, especially chemical intermediates in the Crop Protection business, and distribution activities. At December 31, 2015, there was no hedge protection in place for oil for 2016 (December 31, 2014: no hedge protection in place for oil for 2015). As the exposure to oil is indirect, Syngenta does not calculate the Earnings-at-Risk due to potential changes in oil prices.

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

27. Risk management of financial risks continued

At December 31, 2015, the net amount of Earnings-at-Risk due to potential changes in natural gas prices was not material. Earnings-at-Risk due to potential changes in prices of soft commodities, principally corn and soybean, assuming a 12-month holding period are presented below.

($m, except risk reduction %)	December 31, 2015 Earnings-at-Risk			December 31, 2014 Earnings-at-Risk

Soft commodities	Gross impact	Net impact	Risk reduction	Gross impact	Net impact	Risk reduction
Total undiversified[1]	40	16	60%	30	27	12%

1	As the main soft commodities are largely correlated to each other, the impact of diversification is immaterial

The Earnings-at-Risk of soft commodities is driven by their high price volatility compared to other asset classes. The hedging program reduces overall 12-month Earnings-at-Risk at December 31, 2015 to $16 million (December 31, 2014: $27 million). The decrease in net risk in 2015 is mainly due to higher hedge ratios.

Derivatives and hedge accounting

In accordance with the transitional requirements of IFRS 9 (2013) as applied by Syngenta from January 1, 2014, information for 2015 and 2014 below is in accordance with IFRS 9 (2013) and comparative information for 2013 is in accordance with IAS 39, as previously applied by Syngenta.

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

Syngenta determines the economic relationship between the hedged items and the hedging instruments by reviewing the critical terms of the hedged items and the hedging instruments. As a result Syngenta concludes that the risk being hedged for the hedged items and risk inherent in the hedging instruments are sufficiently aligned, there is no inherent mismatch in the hedging relationship and a 100% hedge ratio applies both for the actual quantities hedged and for the hedge accounting, except as described below.

For the hedging of foreign currency risk of uncommitted forecasted trading transactions, because the exposures are largely generated by the routing of products from Syngenta’s central manufacturing sites to its foreign locations, the profit or loss impact from the corresponding transactions occurs when the related finished product inventories are sold to third parties. When entering into derivative hedging contracts, Syngenta selects maturity dates based on the forecast period that Syngenta holds inventories of its products for each commercial market by hedged currency exposure. Limited variability in the holding period occurs mainly due to timing of the third party sales transactions (“inventory holding period mismatch”).

For the hedging of commodity price risk of soy and corn, there is variability between the index being hedged (CBOT) and the drivers of the actual exposures (local soy elevator prices based on CBOT and Syngenta seeds production and selling prices based on CBOT). The variability is, however, limited to individual transactions within the group of transactions in this hedging program – and a hedge ratio of 100% is observed for the whole group of transactions.

The following table summarizes the accounting treatment, sources of ineffectiveness and the effectiveness assessment method for the identified financial market risks:

Risk	Accounting treatment	Potential sources of ineffectiveness	Effectiveness assessment
			Method	Frequency
Foreign exchange risk:
Trading transaction – uncommitted	CF	Lower volume of hedged items; Inventory holding period mismatch	Critical terms match	Quarterly
Issued financial debt and interest	CF	Lower volume of hedged items	Critical terms match	Quarterly
Interest rate risk	FV	Lower volume of hedged items	Critical terms match	Quarterly
Commodity price risk:
Gas	CF	Lower volume of hedged items	Critical terms match	Semi-annually
Soft commodities	CF	Lower volume of hedged items; index mismatch	Regression analysis	Quarterly

Ineffectiveness is recognized in the consolidated income statement in Other general and administrative for hedges of uncommitted foreign currency forecast transactions, in Financial expense, net for hedges of committed foreign currency monetary items, in Financial expense, net for hedges of interest rate risk and in Cost of goods sold for hedges of commodity price risk. For the years ended December 31, 2015 and 2014 none of the above potential sources of ineffectiveness, individually or collectively, resulted in material amounts of actual ineffectiveness being reported for any hedge accounting relationships.

27. Risk management of financial risks continued

Fair Value Hedge Accounting

The amounts being reported in the statement of financial position for the fair value hedging relationships at December 31, 2015 and 2014 are as follows:

Risk ($m)	Carrying amount of hedged item		Accumulated amount of fair value adjustment
		Liabilities		Liabilities
	2015	2014	2015	2014
Interest rate risk – for continuing hedging relationships	519	519	(21)	(22)
Interest rate risk – for hedged items that have ceased to be adjusted	85	683	(10)	(12)
Total	604	1,202	(31)	(33)

The carrying amounts of the hedged items, including the fair value adjustments to the hedged items, are reported under Current financial debt and other financial liabilities and Financial debt and other non-current liabilities.

The change in the value of the hedged items during the period for hedge effectiveness purposes was $4 million (2014: $3 million).

Cash flow hedges

The gains/(losses) on derivative instruments recognized into and classified out of the cash flow hedge reserve during the years ended December 31, 2015 and 2014 were as follows:

	Continuing hedging relationships					Hedge accounting no longer applied
	Foreign exchange risk		Commodity price risk
2015 ($m)	Trading transaction – uncommitted	Issued financial debt and interest	Gas	Soft commodities	Subtotal	Foreign exchange risk – translation	Issued financial debt and interest	Subtotal	Total
Opening balance	31	(60)	(3)	14	(18)	(69)	(2)	(71)	(89)
Income taxes	(7)	(1)	–	(2)	(10)	–	–	–	(10)
(Losses)/gains recognized in OCI:
on hedges as designated	(12)	1	(2)	(21)	(34)	–	(5)	(5)	(39)
undesignated hedging costs recognized in OCI	(9)	–	–	–	(9)	–	–	–	(9)
Transferred directly to assets or liabilities	–	–	–	(4)	(4)	–	–	–	(4)
Reclassifications to profit or loss:
(Losses)/gains on hedges as designated:
Cost of goods sold	–	–	5	4	9	–	–	–	9
General and administrative	(21)	–	–	–	(21)	–	–	–	(21)
Financial expense, net	–	97	–	–	97	–	5	5	102
Closing balance	(18)	37	–	(9)	10	(69)	(2)	(71)	(61)

	Continuing hedging relationships					Hedge accounting no longer applied
	Foreign exchange risk		Commodity price risk
2014 ($m)	Trading transaction – uncommitted	Issued financial debt and interest	Gas	Soft commodities	Subtotal	Foreign exchange risk – translation	Issued financial debt and interest	Subtotal	Total
Opening balance	63	(69)	1	15	10	(73)	6	(67)	(57)
Income taxes	27	(25)	–	3	5	–	–	–	5
(Losses)/gains recognized in OCI	(21)	(243)	(3)	(6)	(273)	4	(16)	(12)	(285)
Reclassifications to profit or loss:
Cost of goods sold	–	–	(1)	2	1	–	–	–	1
General and administrative	(38)	–	–	–	(38)	–	–	–	(38)
Financial expense, net	–	277	–	–	277	–	8	8	285
Closing balance	31	(60)	(3)	14	(18)	(69)	(2)	(71)	(89)

27. Risk management of financial risks continued

Comparative amounts for 2013

Gains/(losses) on fair value hedges recognized in profit or loss for the year ended December 31, 2013 were as follows:

($m)	2013
Total gains/(losses) from hedging instruments	5

Underlying hedged items	(5)

Gains/(losses) on derivative instruments recognized as cash flow hedges and hedges of net investments in foreign operations during the year ended December 31, 2013 were as follows:

	2013
($m)	Foreign exchange and interest rate	Commodity risk	Net investment hedges
Opening balance of (losses)/gains recognized in OCI	(5)	18	(72)
Income taxes	(13)	2	–
(Losses)/gains recognized in OCI	(8)	1	(1)
(Gains)/losses removed from OCI and recognized in profit or loss:
Cost of goods sold	–	(4)	–
General and administrative	5	–	–
Financial expense, net	21	–	–
Closing balance of gains/(losses) recognized in OCI	–	17	(73)

Amounts reclassified from the cash flow hedge reserve into profit or loss are recognized in the consolidated income statement in Other general and administrative for hedges of uncommitted foreign currency forecast transactions, in Financial expense, net for hedges of committed foreign currency monetary items and for hedges of interest rate risk and in Cost of goods sold for hedges of commodity price risk.

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

At December 31, 2015, Syngenta had no treasury or derivative transactions representing a significant concentration of credit risk. No credit losses have been incurred from investments in derivative financial instruments during the years ended December 31, 2015 and 2014.

To minimize its exposure to derivative positions, Syngenta enters into netting agreements under an International Swaps and Derivatives Association (ISDA) master agreement with its respective counterparties. In addition, for almost all derivative positions, Syngenta has entered into Credit Support Annex contracts (CSAs) under which cash is exchanged as collateral. The CSA contracts cumulatively limit either Syngenta’s or the counterparty’s aggregate credit risk exposure to no more than $1 million per counterparty on a weekly settlement basis for the positions for which CSA contracts have been agreed. There are no constraints on the cash exchanged and held between counterparties and the collateral can be used as part of operations. At December 31, 2015, an asset amounting to $267 million (2014: $160 million), and a liability amounting to $43 million (2014: $14 million) were recorded representing cash paid and received by Syngenta as collateral under these CSAs.

The impact of credit risk on the fair value of derivatives is considered through market observable credit default swap spreads for Syngenta and its counterparties. The impact on the fair value of Syngenta’s derivative positions at December 31, 2015 and 2014 of the risk of default by financial counterparties was not material.

The credit risk to operational assets is managed through the use of credit limits and is partially mitigated through commercial activities, which include barter operations, cash sales incentives and obtaining other security from customers where appropriate.

27. Risk management of financial risks continued

The following tables show the effect of set off rights that apply to financial assets and liabilities under the above ISDA and CSA agreements at December 31, 2015 and 2014. Syngenta’s rights under these arrangements would become enforceable in the event of a future default of the respective counterparty.

	2015		2014
($m)	Assets	Liabilities	Assets	Liabilities
Gross recognized derivative financial instrument fair values (Note 28)	163	(381)	245	(353)
Amounts offset in consolidated balance sheet	–	–	–	–
Net amounts per consolidated balance sheet	163	(381)	245	(353)

Amounts subject to conditional set-off rights but not offset in consolidated balance sheet:
ISDA Master netting agreements for derivative financial instruments	(65)	65	(135)	135
Collateral (received) / paid by Syngenta under CSA agreements	(43)	267	(14)	160
Net amounts in the event that all conditional set-off rights are applied	55	(49)	96	(58)

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

Short-term liquidity

Two of Syngenta’s largest markets are Europe, Africa and the Middle East and North America. Both sales and operating profit in these two regions are seasonal and are weighted towards the first half of the calendar year, reflecting the northern hemisphere planting and growing cycle. Latin America is another large market for Syngenta and sales and operating profit there are weighted towards the second half of the calendar year, reflecting the southern hemisphere planting and growing cycle. This seasonal operating activity results in seasonal working capital requirements.

Syngenta’s principal source of liquidity consists of cash generated from operations. Working capital fluctuations due to the seasonality of the business are supported by short-term funding available from a $2.5 billion Global Commercial Paper program supported by a committed, revolving, multi-currency syndicated credit facility, the amount of which was $1.5 billion at December 31, 2015. In 2014, the credit facility was extended by one year and will now mature in 2019. There were no amounts drawn under the Global Commercial Paper program at December 31, 2015 (2014: $nil). The average outstanding balance under the Global Commercial Paper program for the year 2015 was $500 million (2014: $360 million).

The maturity analyses for Syngenta’s current financial liabilities other than short-term derivative liabilities are presented in Notes 15 to 17.

The maturities of short term derivatives are as follows:

($m)	Total	0–90 days	90–180 days	180 days– 1 year
2015	115	90	16	9
2014	178	78	73	27

Long-term financing

Long-term capital employed is currently financed through eight unsecured bonds, one unsecured floating rate note, and unsecured notes issued under the Note Purchase Agreement in the US Private Placement market. During 2015, the 4.125 percent Eurobond 2015 with the principal of EUR 500 million matured and during 2014, the 4 percent Eurobond 2014 with the principal of EUR 500 million matured.

During 2015, Syngenta issued an unsecured non-current 12 year EUR 500 million security with a fixed interest rate of 1.25%.

During 2014, Syngenta issued five unsecured non-current bonds denominated in Euro and Swiss franc with varying maturities and notional amounts under the Euro Medium Term Note (EMTN) program. The issuances in the Swiss market consisted of a 5 year CHF

27. Risk management of financial risks continued

350 million security with a fixed interest rate of 0.75 percent, a 10 year CHF 250 million security with a fixed interest rate of 1.63 percent, and a 15 year CHF 150 million security with a fixed interest rate of 2.13 percent. The Euro-denominated debt consisted of a 7 year EUR 500 million security with a fixed interest rate of 1.88 percent and a 3 year EUR 250 million floating rate note with a 0.25 percent interest mark-up on EURIBOR.

The following table shows Syngenta’s contractually agreed (undiscounted) interest and principal repayments on long-term financing-related non-derivative financial liabilities and the related derivatives held at December 31, 2015 and 2014. Non-derivative financial liabilities are recorded at amortized cost (less related issuance costs) unless subject to fair value hedge accounting, in which case the liability is adjusted for the change in fair value of the hedged risk to the extent the hedge relationship is effective. Derivative financial liabilities are recorded at fair value. The table therefore shows the total carrying amount of Syngenta’s financial debt adjusted for the effect, if any, of applying fair value hedge accounting.

	Non-derivative financial liabilities (Unsecured bonds and notes)				Derivative financial liabilities (Interest rate and cross-currency swaps)
2015 ($m)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment[1]	Total
Less than 1 year	67	1	–	68	38	4	–	42
1-3 years	134	1	273	408	76	6	72	154
3-5 years	131	–	427	558	68	–	43	111
5-10 years	196	–	1,372	1,568	113	–	131	244
More than 10 years	257	–	1,047	1,304	40	–	32	72
Total payments	785	2	3,119	3,906	335	10	278	623
Net carrying amount				3,137				267

	Non-derivative financial liabilities (Unsecured bonds and notes)				Derivative financial liabilities (Interest rate and cross-currency swaps)
2014 ($m)	Fixed rate interest	Variable rate interest	Principal repayment	Total	Fixed rate interest	Variable rate interest	Repayment[1]	Total
Less than 1 year	69	2	608	679	18	2	33	53
1-3 years	123	4	304	431	51	10	41	102
3-5 years	122	–	354	476	51	–	42	93
5-10 years	198	–	1,436	1,634	68	–	87	155
More than 10 years	269	–	577	846	21	–	18	39
Total payments	781	6	3,279	4,066	209	12	221	442
Net carrying amount				3,302				201

1	The repayments above (and the net carrying amount of the derivative financial liabilities) do not include the amounts paid as collateral

Forecast data for liabilities that may be incurred in the future is not included in the table above. Amounts in foreign currency were translated to US dollars at the closing rate at the reporting date. Variable payments at each year end arising from financial instruments were calculated based on the forward interest rate yield curve and the spread that Syngenta pays on its outstanding debt and open derivatives at December 31, 2015 and 2014, respectively. Non-derivative financial liabilities, repayment of which can be demanded by the counterparty at any time, have been assigned to the earliest repayment period.

Capital structure

Absent major acquisitions, Syngenta targets maintaining a solid investment grade credit rating, as recognized by major third-party rating agencies, which it currently believes provides an optimal balance between financial flexibility and the cost of capital. Syngenta manages capital by monitoring levels of net debt, as calculated below, and equity against targets. During 2015, Syngenta redefined net debt to exclude financing-related derivatives as these are now offset by the financial assets and liabilities arising from collateral paid and received under CSA agreements. Capital is returned to shareholders primarily through dividend payments, with the aim of continuous dividend growth, complemented by tactical share repurchases.

The net debt to equity ratio was 31 percent at December 31, 2015 (25 percent at December 31, 20142).

27. Risk management of financial risks continued

The components of net debt at December 31, 2015 and 2014 are as follows:

($m)	2015	2014[2]
Current financial debt	547	1,137
Non-current financial debt	3,183	2,752
Cash and cash equivalents	(1,141)	(1,638)
Marketable securities[1]	(3)	(3)
Net debt at December 31	2,586	2,248

1	Included within ‘Derivative and other financial assets’ and ‘Financial and other non-current assets’

2	Under the definition of net debt used in 2014, net debt was $2,423 million, including $175 million of financing-related derivatives, and the net debt to equity ratio was 27 percent

28. Financial assets and liabilities

The following tables show the carrying amounts and fair values of financial assets and liabilities by category of financial instrument and reconciliation to where they are presented in the balance sheet at December 31, 2015 and 2014. The fair value hierarchy level is shown for those financial assets and liabilities that are carried at fair value in the balance sheet.

	Carrying amount (based on measurement basis)
2015 ($m)	Amortized cost	Fair value level 1	Fair value level 2 [1]	Total[1]	Comparison fair value
Cash and cash equivalents	1,141	–	–	1,141	1,141[2]
Trade receivables, net:
At amortized cost	4,023	–	–	4,023	4,023[2]
Mandatorily measured at fair value through profit or loss	–	–	105	105	105
Total				4,128	4,128
Other accounts receivable:
Financial assets	384	–	–	384	384[2]
Non-financial assets	–	–	–	461	–[3]
Total				845
Derivative and other financial assets:
Derivative financial assets[4]	–	6	128	134	134
Other current financial assets	267	–	–	267	267[2]
Total				401	401
Financial and other non-current assets:
Loans, receivables and pooled investments	45	51	7	103	103[5]
Equity investments at fair value through OCI	–	2	71	73	73
Other, not carried at fair value	–	–	–	191	–[3]
Derivative financial assets[4]	–	–	29	29	29
Total				396
Trade accounts payable	3,311	–	–	3,311	3,311[2]
Current financial debt and other financial liabilities:
Non-derivative financial liabilities	615	–	–	615	615[2]
Derivative financial liabilities[4]	–	–	115	115	115
Total				730	730
Other current liabilities:
Financial liabilities	209	–	–	209	209[2]
Non-financial liabilities	–	–	–	774	–[3]
Total				983
Financial debt and other non-current liabilities:
Non-derivative financial liabilities	3,197	–	–	3,197	3,218[6]
Derivative financial liabilities[4]	–	–	267	267	267
Non-financial liabilities	–	–	–	37	–[3]
Total				3,501

1	The totals for equity investments at fair value through OCI include $71 million of level 3 investments, mainly within Syngenta’s venture business unit, presented in the level 2 column in the table above. The main valuation input for these investments is the price from their most recent shareholder financing transactions. Gains, losses, additions to and disposals of these investments were immaterial

2	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments

3	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets

4	Derivative financial assets and liabilities are measured at fair value through profit or loss except that gains and losses on cash flow hedges of forecast transactions are not recognized in profit or loss until the hedged transaction is recognized in profit or loss

5	Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. The total fair value disclosed is due from counterparties that have not issued traded bonds and represents a level 3 fair value measurement

6	Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. The fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds, except for one private placement note with a fair value of $147 million, which is a level 3 measurement because market interest rates and credit rates are not observable for the full period through to its maturity date in 2035

28. Financial assets and liabilities continued

	Carrying amount (based on measurement basis)
2014 ($m)	Amortized cost	Fair value level 1	Fair value level 2 [1]	Total[1]	Comparison fair value
Cash and cash equivalents	1,638	–	–	1,638	1,638[2]
Trade receivables, net:
At amortized cost	3,507	–	–	3,507	3,507[2]
Mandatorily measured at fair value through profit or loss	–	–	191	191	191
Total				3,698	3,698
Other accounts receivable:
Financial assets	321	–	–	321	321[2]
Non-financial assets	–	–	–	426	–[3]
Total				747
Derivative and other financial assets:
Derivative financial assets[4]	–	5	212	217	217
Other current financial assets	160	–	–	160	160[2]
Total				377	377
Financial and other non-current assets:
Loans, receivables and pooled investments	237	–	7	244	261[5]
Equity investments at fair value through OCI	–	5	66	71	71
Other, not carried at fair value	–	–	–	77	–[3]
Derivative financial assets[4]	–	–	28	28	28
Total				420
Trade accounts payable	3,472	–	–	3,472	3,472[2]
Current financial debt and other financial liabilities:
Non-derivative financial liabilities	1,151	–	–	1,151	1,151[2]
Derivative financial liabilities[4]	–	1	177	178	178
Total				1,329	1,329
Other current liabilities:
Financial liabilities	258	–	–	258	258[2]
Non-financial liabilities	–	–	–	726	–[3]
Total				984
Financial debt and other non-current liabilities:
Non-derivative financial liabilities	2,766	–	–	2,766	2,877[6]
Derivative financial liabilities[4]	–	–	175	175	175
Non-financial liabilities	–	–	–	35	–[3]
Total				2,976

1	The totals for equity investments at fair value through OCI include $66 million of level 3 investments, mainly within Syngenta’s venture business unit, presented in the level 2 column in the table above. The main valuation input for these investments is the price from their most recent shareholder financing transactions. Gains, losses, additions to and disposals of these investments were immaterial

2	Carrying amount approximates the estimated fair value due to the short-term nature of the financial instruments

3	Fair value is not required to be disclosed for non-financial assets and non-financial liabilities, including defined benefit pension assets

4	Derivative financial assets and liabilities are measured at fair value through profit or loss except that gains and losses on cash flow hedges of forecast transactions are not recognized in profit or loss until the hedged transaction is recognized in profit or loss

5	Fair values of these receivables are measured by discounting their cash flows at interest rates derived using observable yields on government bonds with maturities and currencies that match those of the respective receivable and the estimated credit risk of each receivable. Of the total fair value disclosed, $136 million represents a level 2 fair value measurement because credit risk was determined from yields on actively traded bonds issued by the counterparty, and $125 million, which is due from counterparties that have not issued traded bonds, represents a level 3 fair value measurement

6	Financial liabilities represent both exchange traded bonds and non-exchange traded private placement notes issued by Syngenta. The fair value disclosed consists of level 2 fair value measurements derived from observable price quotations for these bonds, except for one private placement note with a fair value of $127 million, which is a level 3 measurement because market interest rates and credit rates are not observable for the full period through to its maturity date in 2035

28. Financial assets and liabilities continued

The levels of fair value hierarchy used above are defined as follows:

-	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair values of equity shareholdings subject to a lock-up period where the underlying shares are actively traded on a stock exchange is derived by applying a discount to the market price and are classified as level 2. They are reclassified as level 1 on expiry of the lock-up period. In 2015, there were no transfers between level 1 and level 2 of the fair value hierarchy or between the fair value and amortized cost categories. In 2014, one equity shareholding of $35 million was reclassified from level 2 to level 1; part of this shareholding was then sold for $13 million. There were no transfers during the years ended December 31, 2015, 2014 and 2013 into or out of level 3 of the fair value hierarchy.

Income, expense, gains and losses relating to financial instruments recognized in profit or loss during the years ended December 31, 2015, 2014 and 2013 are as follows:

2015 ($m)	Amortized cost loans and receivables[1]	Equity investments at fair value through OCI	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net[2]:
Interest income	150	–	–	–	150
Interest expense	(6)	–	(31)	(132)	(169)
Currency gains/(losses), net	–	–	(215)	–	(215)
Recognized within Operating income:
Impairment charges	(76)	–	–	–	(76)
Total	68	–	(246)	(132)	(310)
2014 ($m)	Amortized cost loans and receivables[1]	Equity investments at fair value through OCI	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net[2]:
Interest income	152	–	–	–	152
Interest expense	(6)	–	(18)	(171)	(195)
Currency gains/(losses), net	–	–	(139)	–	(139)
Recognized within Operating income:
Impairment charges	(67)	–	–	–	(67)
Total	79	–	(157)	(171)	(249)
2013 ($m)	Amortized cost loans and receivables[1]	Equity investments	Derivative assets and liabilities	Liabilities carried at amortized cost	Total
Recognized within Financial expense, net[2]:
Interest income	120	–	–	–	120
Interest expense	(5)	–	(8)	(151)	(164)
Currency gains/(losses), net	–	–	(134)	–	(134)
Recognized within Operating income:
Impairment charges	(33)	(11)	–	–	(44)
Total	82	(11)	(142)	(151)	(222)

1	Includes immaterial amounts relating to financial assets classified as at fair value through profit or loss

2	Financial expense, net also includes $22 million of bank charges (2014: $35 million; 2013: $22 million)

Reported gains and (losses) recognized in OCI on revaluation of equity investments that were designated at fair value through OCI were $(3) million, $(33) million and $17 million for the years ended December 31, 2015, 2014 and 2013, respectively.

29. New IFRSs and accounting policies

New IFRSs

Syngenta has adopted the “Annual Improvements” amendments to IFRSs, 2010-2012 and 2011-2013 cycles, with effect from January 1, 2015. The adoption of these amendments had no impact on these consolidated financial statements.

The relevant new or revised IFRSs that Syngenta has not yet adopted are the following:

IFRS 9 “Financial Instruments” was published in July 2014. IFRS 9 was published in stages and Syngenta early adopted an earlier version, IFRS 9 (December 2013) in 2014. The July 2014 version of IFRS 9 is the complete and final version and contains certain revisions to the financial asset classification and measurement requirements in the December 2013 version, the most important being the addition of a third business model for asset classification with objectives of both collecting contractual cash flows from the assets and selling the assets. On the basis of the financial assets it holds at December 31, 2015, Syngenta does not believe these revisions will have a material impact on its consolidated financial statements. The July 2014 version of IFRS 9 also contains requirements for financial asset impairment that will replace the currently applicable equivalent IAS 39 guidance. Under the new impairment requirements, Syngenta will record allowances for expected credit losses on its financial assets. Syngenta’s largest category of financial assets is its trade receivables, which, except for immaterial amounts, have credit terms of less than 12 months. Under the new requirements, an allowance will be recognized equal to the credit losses Syngenta expects to incur over the lifetime of the trade receivables. This may result in earlier recognition of loss allowances, because under the current guidance credit losses are not recognized until they are incurred. IFRS 9 (July 2014) is effective January 1, 2018 and the new impairment requirements must be applied retrospectively, but restatement of prior periods upon adoption is not required. Syngenta is assessing the impact that the new impairment requirements will have on its financial statements. However, it is not possible at this time to assess whether that impact is likely to be material.

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

Based on the current text of IFRS 15 and Syngenta’s existing contracts with its customers, Syngenta believes that those sales which it currently recognizes when distributors sell Syngenta products to their customers, as described in its revenue recognition accounting policy below, will be recognized earlier in accordance with IFRS 15, at the time Syngenta sells to the distributor, subject to provision for sales returns. At January 1, 2015, the unrecognized amount of these sales was $437 million. At December 31, 2015, the amount had reduced to $35 million, mainly because of the change in sales terms in Brazil described in Note 2. On adopting IFRS 15, Syngenta will account for these sales in accordance with the transitional requirements of that standard, which are currently subject to the outcome of the IASB’s Exposure draft proposals. IFRS 15 allows transition either by retrospective application to and restatement of prior periods, or by a one-time catch-up adjustment to retained earnings. Under the retrospective transition method, retained earnings would be increased by the net income resulting from the amount of unrecognized sales at the start of the earliest comparative period presented in the financial statements in which Syngenta first applies IFRS 15, and the comparative consolidated income statements presented in those financial statements would be restated accordingly. Under the catch-up method, retained earnings at the start of the year of adoption would be increased, and comparative income statements would not be restated. Syngenta must adopt IFRS 15 by January 1, 2018 at the latest. Early adoption is permitted. Syngenta has not made a final decision whether to adopt the standard early or which transition method to select. When the retrospective application transition model is applied, completed contracts which began and ended within the same annual reporting period need not be restated.

In respect of all sales other than the distributor sales referred to above, Syngenta does not believe that adoption of the current text of IFRS 15 will have a material effect on its financial statements. Syngenta will, however, need to assess the effect of any amendments that may arise from the IASB’s Exposure Draft of proposals to modify IFRS 15. Those proposals would modify the IFRS 15 guidance relating to licensing, identifying distinct promised goods or services within a contract and identifying whether Syngenta is a principal or an agent in contracts in which customers receive rights to third party products and services.

IFRS 16 “Leases”, was published in January 2016, and requires a lessee to account for all leases by recognizing an asset for the right to use the leased asset and a corresponding liability for lease payments during the lease term, which is defined as the non-cancellable period of the lease and any additional periods for which the lessee has an option to use the asset that it is reasonably certain to exercise. Leases with a term of less than one year and leases of certain small value assets are exempt from these requirements and will continue to be accounted for in the same way as operating leases under the current IAS 17. The liability for lease payments will be the present value of payments required over the lease term, excluding contingent payments and payments for services associated with the lease. Lease expense will be attributed to accounting periods in the same way as for finance leases under the current IAS 17. Syngenta must adopt IFRS 16 by January 1, 2019 at the latest. Early adoption is permitted on condition that IFRS 15 is also adopted on or before the date IFRS 16 is adopted. IFRS 16 allows transition either by retrospective application to and restatement of prior periods, or by a modified retrospective application method under which IFRS 16 is applied to all leases with a remaining term of more than one year upon adoption by making a one-time catch-up adjustment to retained earnings, and prior periods are not restated. Syngenta is currently assessing the impact on its financial statements of IFRS 16, including the requirement to recognize an asset and a liability for leases that it currently classifies as operating leases and for which it therefore does not recognize a lease asset or liability at present. Syngenta’s minimum commitments under its existing operating leases are disclosed in Note 25.

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

29. New IFRSs and accounting policies continued

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

“Agriculture: Bearer Plants” Amendments to IAS 16 and IAS 41, issued June 2014, requires bearer plants to be accounted for and reported as property, plant and equipment instead of as biological assets. Syngenta is required to apply the amendments from January 1, 2016. At December 31, 2015, the amounts of bearer plants reported by Syngenta were not material and Syngenta does not expect the amendments to have a material impact on its consolidated financial statements.

The “Annual Improvements to IFRSs” amendments for the 2012-14 annual improvement cycles were issued in September 2014, Syngenta must adopt the amendments with effect from January 1, 2016. Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

“Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”, Amendments to IFRS 10 and IAS 28, was issued in September 2014 and requires Syngenta to recognize gains and losses on such sales or contributions only to the extent they relate to the interest in the Associate or Joint Venture that is held by investors other than Syngenta. Syngenta is required to apply the amendments prospectively from January 1, 2016, although the IASB has published an Exposure Draft proposing to postpone mandatory application indefinitely. Based on the Associates and Joint Ventures in which it has investments at December 31, 2015, Syngenta does not believe that the amendments will have a material impact on its consolidated financial statements.

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

“Recognition of Deferred Tax Assets for Unrealised Losses”, Amendments to IAS 12, was published in January 2016, and clarifies that for deferred income tax accounting purposes an entity may assume that an asset will be realized for more than its carrying amount if that outcome is supported by sufficient evidence. Syngenta must adopt the amendments by January 1, 2017. Syngenta is currently assessing the impact on its financial statements of the amendments.

“Disclosure Initiative”, amendments to IAS 7, was issued in January 2016, and introduces a new requirement for Syngenta to disclose changes in liabilities arising from financing activities, including separate disclosure of changes arising from cash flows and non-cash changes. Syngenta is required to apply the amendments from January 1, 2017.

Principles of consolidation

Subsidiaries

Subsidiaries are those entities which Syngenta controls. Syngenta controls all its subsidiaries through ownership of a majority of their voting rights. Syngenta fully consolidates the income, expenses, assets, liabilities and cash flows of subsidiaries from the date it acquires control up to the date control ceases. Intercompany transactions and balances are eliminated upon consolidation.

Associates and joint ventures

Syngenta has no interests in entities that it does not consolidate that would meet the definition of joint operations. Syngenta accounts for both associates and joint ventures using the equity method.

Business combinations

Syngenta accounts for business combinations in accordance with IFRS 3, (revised January 2008), using the acquisition method. At the date it acquires control of another business, Syngenta records the fair value of the agreed consideration payable, including the estimated fair value of any contingent consideration and of any pre-existing ownership interest it holds in the acquired entity. Directly attributable acquisition transaction costs are expensed as incurred. The assets and liabilities of acquired businesses are identified and recorded in the consolidated financial statements at their acquisition date fair values, with certain exceptions as set out in IFRS 3. Acquired intangible assets are generally valued based on the income approach: the relief from royalty method is generally used for brand names and product technology rights, and the residual income method for customer relationships. Acquired land and buildings are valued based on the market approach and specialized plant and equipment based on the cost approach. Non-controlling interests which either consist of actively traded financial instruments or which do not represent a proportionate ownership interest in the acquired entity to which they relate are recorded at their fair value. All other non-controlling interests are recorded at their proportionate share of the fair value of the acquired business’s net assets.

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

29. New IFRSs and accounting policies continued

Income, expense and cash flows of foreign operations are translated into US dollars using average exchange rates prevailing during the period. Assets and liabilities of foreign operations are translated to US dollars using exchange rates prevailing at the balance sheet date. Foreign exchange differences arising on these translations are recognized directly in OCI. The consolidated historical cost of inventories that have been transferred between Syngenta group entities since their initial purchase or manufacture is measured by translating the currencies in which the costs of purchase or manufacture were incurred into US dollars at the exchange rates prevailing at the date when those costs were incurred, and foreign exchange differences arising on retranslating these amounts to US dollars at the rates at the balance sheet date or the date the inventories were sold, as applicable, are recognized in OCI. Upon disposal or loss of control of a foreign subsidiary, the cumulative currency translation difference relating to the subsidiary is reclassified from equity to profit or loss as part of the gain or loss on disposal.

Revenue

Revenue is measured as the fair value of the consideration received or receivable. If the consideration is receivable more than 12 months after the transaction date and the effect of discounting is material, the revenue amount recognized is discounted to its present value at the transaction date and the unwinding of this discount is recognized as financial income over the period until the date the consideration is due. Revenue from sales of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, which is usually upon delivery, at a fixed or determinable price, and when collectability is reasonably assured. Delivery is defined based on the terms of the sale contract. Revenue is reported net of sales taxes, returns, discounts and rebates. Rebates to customers are provided for in the same period that the related sales are recorded based on the contract terms.

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

Royalty and license income is recognized when earned. If the license agreement contains performance obligations for Syngenta, the related income is considered earned when Syngenta has performed the obligations. Contractual minimum royalty income and non-refundable lump sum payments are considered earned when there are no substantive performance obligations or contingencies associated with their receipt other than the passage of time. Amounts received in advance of performance or which may be refundable dependent on future performance are deferred in the consolidated balance sheet. If the license agreement provides for royalties based on sales made by the licensee, the related income is considered earned in the period that the related sales occur.

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

29. New IFRSs and accounting policies continued

Research and development

Research expenses are charged to the consolidated income statement when incurred. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed and is expected to generate future economic benefits and when the cost of such an asset can be measured reliably. Costs incurred internally to develop new chemical or biological crop protection products based on active ingredients that have not yet obtained regulatory approval, or to develop new seed varieties which contain new traits that have not yet obtained regulatory approval, are expensed as incurred because of the uncertainty inherent in the outcome of the regulatory approval process. Costs incurred in the design, construction and testing of new or improved production processes that do not themselves require regulatory approval and that can be applied to products which have already obtained approval are capitalized if the processes are technically feasible, Syngenta intends and has sufficient resources to complete the development, the process will generate future economic benefits, and expenditure attributable to developing the process can be measured reliably. Development expenses Syngenta incurs to develop technology on behalf of a third party under a collaboration agreement are capitalized and amortized over the agreement term if Syngenta expects to recover the costs under the terms in that agreement.

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

Restructuring

Restructuring represents the effect on reported performance of initiating and enabling business changes that are considered major and that, in the opinion of management, will have a material effect on the nature and focus of Syngenta’s operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the incremental costs of closing, restructuring or relocating existing operations, and gains or losses from related asset disposals. Restructuring also includes the effects of analyzing and preparing for potential industry consolidation transactions as well as completing and integrating significant business combinations and divestments, including related transaction costs, gains and losses. Recurring costs of normal business operations and routine asset disposal gains and losses are excluded.

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

29. New IFRSs and accounting policies continued

Financial Instruments

Syngenta early adopted IFRS 9 (2013) with effect from January 1, 2014.

Trade and other accounts receivable

Trade and other accounts receivable include invoiced amounts less adjustments for doubtful receivables which are estimated by taking into account whether receivables are past due based on contractual terms, payment history and other available evidence of collectability. Receivable balances are written off only when there is no realistic prospect of their being collected.

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

Trade receivables are classified as and measured at amortized cost, less adjustments for doubtful receivables as described above, in accordance with IFRS 9. Syngenta holds trade receivables to collect their contractual cash flows, which consist solely of payments of principal and, where applicable, interest, except for certain foreign currency sales transactions in which Syngenta offers to its customers a written exchange rate option embedded into the sales contract. Trade receivable/option contracts that result from these foreign currency sales transactions are classified as at fair value through profit or loss. The fair value of these trade receivables is measured by:

(a)	remeasuring the embedded exchange rate option at fair value;

(b)	retranslating the underlying trade receivable into the selling entity’s functional currency using closing spot exchange rates at the balance sheet date; and

(c)	adjusting the resulting carrying amount of the combined receivable contract to reflect changes in customer credit risk. Syngenta includes this adjustment in the provision for doubtful receivables.

Derivative and other financial instruments

Regular way purchases and sales of marketable securities are recognized at settlement date.

Financial assets and liabilities which have remaining contractual maturities of 12 months or less at the balance sheet date are presented within Total current assets and Total current liabilities, respectively. Financial assets and liabilities which have remaining contractual maturities of more than 12 months are presented within Financial and other non-current assets and Financial debt and other non-current liabilities, respectively.

Equity investments in other entities which are not subsidiaries, associates or joint ventures of Syngenta are included in Financial and other non-current assets. They are classified and measured at fair value through OCI and are revalued to fair value at each reporting date, with all changes in fair value recognized within OCI. In Syngenta’s opinion, presenting gains and losses on these investments in OCI is more consistent with Syngenta’s strategic investment objectives than presenting those gains and losses within profit and loss. The fair value of equity investments traded in active markets is measured at the quoted price at the balance sheet date, multiplied by the number of shares held by Syngenta. The fair value of other equity investments is based on recent observable market transactions for equity shares in the investee company or, where there are no recent transactions, on valuation multiples for equity shares in similar companies, which are traded.

Other non-current receivables represent royalty and license receivables, loans to employees and other third parties, and amounts recoverable from third parties in reimbursement of environmental remediation and other costs. These receivables are stated at amortized cost, less provision for impairment where appropriate.

Financial debt is recognized initially at its fair value less transaction costs, which represents the net proceeds from issuing the debt. Subsequently, financial debt is stated at amortized cost using the effective interest method, except where subject to a fair value hedge relationship, in which case the carrying amount of the debt is adjusted by the change in the fair value of the hedged exposure during the hedge relationship.

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

29. New IFRSs and accounting policies continued

Realized gains and losses on disposal of amortized cost financial assets, revaluation gains and losses on derivatives not designated as accounting hedges, and gains and losses corresponding to the ineffective portion of derivatives designated as accounting hedges are recorded in profit or loss as they arise.

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

Inventories

Purchased products are recorded at acquisition cost while own-manufactured products are recorded at manufacturing cost including a share of production overheads based on normal capacity. Cost of inventories is determined on a first-in-first-out basis. Allowances are made for inventories with a net realizable value less than cost, or which are slow moving. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs to sell. Costs to sell include direct marketing, selling and distribution costs. Unsaleable inventories are fully written off.

Biological assets

Biological assets represent growing plants and cuttings in Syngenta’s Flowers business and sugar cane seedlings within its Sugar cane business. In Flowers, young plants and cuttings are measured at fair value less costs to sell, with key inputs being current average third party net selling prices, actual average selling costs and, for immature assets, estimated stage of growth relative to mature assets. Sugar cane seedlings are measured at cost less impairment because fair value is not reliably measurable due to the nature of the asset not corresponding to traded assets or products in the market. The carrying amount of current consumable biological assets measured using the cost model is tested for impairment by comparing it with the assets’ net realizable value determined in accordance with IAS 2, “Inventories”. Non-current bearer biological assets, which are measured using the cost model, are amortized over their productive lives on a straight-line basis. When indicators of impairment exist, their carrying amount is compared with the assets’ recoverable amount determined in accordance with IAS 36, “Impairment of Assets”. Syngenta classifies gains and losses from remeasuring biological assets to fair value, and impairment losses for biological assets measured at cost less impairment, within Cost of goods sold.

29. New IFRSs and accounting policies continued

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

Buildings	20 to 40 years
Machinery and equipment	10 to 25 years
Furniture and vehicles	5 to 20 years
Computer hardware	3 to 7 years

Land is recorded at acquisition cost and is not subject to depreciation.

Expenditures made for existing property, plant and equipment that will provide future economic benefit are capitalized and depreciated over the revised remaining useful life of the asset.

Leases

Property, plant and equipment financed by leases giving rights to use the leased assets as if they were owned by Syngenta are classified as finance leases and therefore are capitalized at the lower of fair value and the present value of minimum lease payments at the inception of the lease. Such leases are also embedded in contracts for goods or services provided by suppliers to Syngenta when the supplier can fulfil their obligations only by using a specific asset to supply Syngenta and the contract price is neither fixed per unit of output nor represents a market price. Finance lease assets and liabilities are recognized at the commencement of the lease, which is when the leased asset is ready for use and Syngenta has the right to use it. Finance lease assets are depreciated over the shorter of the remaining lease term and the estimated useful life of the leased asset. Leases that are not classified as finance leases are accounted for as operating leases. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term irrespective of the timing of the payments. The lease term is the non-cancelable period according to the lease contract unless Syngenta has a right to extend the lease beyond the end of that period and believes it is reasonably certain to exercise that right.

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

Legal and product liability settlements

For claims for which, according to Syngenta’s assessment, it is not probable that a liability exists or that there will be a future cash outflow or other sacrifice of economic benefits, Syngenta provides for the costs of defense only. For claims where an outcome unfavorable to Syngenta is assessed as more likely than not, provision is made for the estimated amount of damages and settlement, including directly attributable legal costs. No provision is made where the legal procedures are at too early a stage to estimate the outcome with any reliability.

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

29. New IFRSs and accounting policies continued

Contributions to defined contribution pension plans are recognized as an expense in profit or loss when they are due.

Share based payments

The fair value of equity-settled share and share option awards to employees is recognized as compensation expense, and as a corresponding increase in equity, over the period in which the shares or options vest. An award is granted when it has been approved by the Compensation Committee of Syngenta AG’s Board of Directors and its terms have been communicated to share plan members. The fair value of grants of Syngenta AG ordinary shares is measured at market value on the grant date, less any cash amount payable by the employee. The fair value of grants of share awards and unvested shares that do not carry dividend rights until vesting is reduced by the present value of the expected dividends to which the holder will not be entitled. No discount is applied to grant date market value to reflect vesting conditions. As described in Note 23, vesting of certain share option awards is conditional on Syngenta’s total share return over a three year period relative to a defined peer group of other companies. For these awards, compensation expense is calculated using a fair value per option and number of shares expected to vest that are derived using the Monte Carlo method at the time of grant and are not subsequently revised. The fair value of all other grants of options over Syngenta AG ordinary shares, where vesting is conditional only on completing a required period of service, is measured using the Black-Scholes-Merton formula. For all awards that do not have a performance condition related to the market price of Syngenta shares, compensation expense is measured using Syngenta’s best estimate of the shares and options expected to vest, taking into account expected fulfilment of service requirements and, where applicable, performance conditions unrelated to Syngenta’s share price. This estimate is adjusted subsequently so that final expense is based on the number of shares and options that actually vest. Except for the effect of adjusting the number of vesting shares and options in this way, compensation expense is recognised on a straight-line basis over the award’s vesting period. Grants with a cash or equity alternative for plan members are accounted for as liabilities until the members’ choice is known. The incremental fair value of members’ equity option for these grants is zero. A member’s choice to receive equity instruments is accounted for by transferring the fair value of the liability to shareholders’ equity when the choice is made. For certain equity-settled share plans, Syngenta has withholding obligations in respect of plan members’ personal income tax liabilities on vesting or exercise of awards. These plans are accounted for as fully equity-settled.

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

30. Subsequent events

In January 2016, the terms of Syngenta’s $1.5 billion committed, revolving, multi-currency syndicated credit facility were amended to enable Syngenta to establish an additional $1 billion committed, syndicated facility. This additional facility was established in January 2016 and expires in 2019.

In the second half of 2015 Syngenta announced the intended divestment of its Vegetables and Flowers seeds businesses.  In October the company launched a share buyback program, under which 231,500 shares were repurchased for a total amount of $79 million.  On February 2, 2016, following internal review the Board of Directors decided not to pursue the divestments and the share buyback will consequently be discontinued.

On February 2, 2016, the Board of Directors decided to support a proposal by China National Chemical Corporation (ChemChina) to acquire 100 percent of the ordinary shares of Syngenta AG through a tender offer to shareholders at an offer price of $465 per share, to be paid in cash. A separate, equivalent offer will be made to holders of Syngenta American Depositary shares (ADSs). This offer would become binding on announcement by ChemChina of the offer terms, and would become unconditional upon fulfilment of regulatory approval by all competent merger control and other authorities and acceptance by shareholders owning 67 percent of Syngenta AG issued shares. ChemChina is not permitted to commence the offer until certain regulatory approvals have been obtained. Under the terms of the proposal, if the offer becomes unconditional, Syngenta AG will pay a special dividend of CHF 5.00 per share immediately before the first settlement of the offer. The offer price will not be adjusted for the special dividend, nor for the dividend of CHF 11.00 per share which the Board of Directors will propose to the AGM on April 26, 2016. On acceptance of the tender offer by shareholders owning 90 percent of Syngenta AG issued shares, it is intended that a squeeze-out procedure would be applied to shares that have not been tendered. Under the transaction agreement between Syngenta and ChemChina, in certain circumstances, if the Board of Directors were to withdraw its support for the offer and as a result the offer is not successful or does not become unconditional, Syngenta will pay ChemChina $1.5 billion. ChemChina will pay Syngenta $3 billion if, despite all conditions of the offer having been satisfied or being still capable of being satisfied, the offer does not become unconditional or is terminated as a result of the failure to obtain certain regulatory approvals.

30. Subsequent events continued

Approval of the Consolidated Financial Statements

These consolidated financial statements were approved by the Board of Directors on February 2, 2016.